Form 20-F
ALCON INC
filed 2003-03-31
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2002

OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

Commission file number 001-31269_______
Alcon, Inc. (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Switzerland (Jurisdiction of incorporation or organization)
Bösch 69 P.O. Box 62 Hünenberg, Switzerland (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Common Shares, par value CHF 0.20 per share	Name of each exchange on which registered The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 309,032,167 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No __
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 __ Item 18 X

INTRODUCTION AND USE OF CERTAIN TERMS

In this report, the United States Food and Drug Administration is often referred to as the "FDA".

Trademarks used by Alcon, Inc. ("Alcon") appear in italic type in this report and are the property of or are licensed by one of our subsidiaries. Timoptic XE® is a trademark of Merck & Co., Inc. Claritin® is a trademark of Schering-Plough HealthCare Products, Inc.

In this report, references to Alomide® are to Alomide® ophthalmic solution, references to Azopt® are to Azopt® ophthalmic suspension, references to Betoptic S® are to Betoptic S® ophthalmic suspension, references to BSS Plus® are to BSS Plus® irrigating solution, references to Ciloxan® are to Ciloxan® ophthalmic solution and ointment, references to Emadine® are to Emadine® ophthalmic solution, references to Maxitrol® are to Maxitrol® ophthalmic suspension and ointment, references to OPTI-FREE®, with or without EXPRESS® No-Rub™, are to OPTI-FREE® contact lens care solutions, references to Patanol® are to Patanol® ophthalmic solution, references to TobraDex® are to TobraDex® ophthalmic suspension and ointment, references to Tobrex® are to Tobrex® ophthalmic solution and ointment, and references to TRAVATAN® are to TRAVATAN® ophthalmic solution.

References to the ophthalmic industry in this report do not include eyeglasses or contact lenses. This report relies on and refers to statistics regarding the ophthalmic industry. Where specified, these statistics reflect Alcon's internal estimates. Otherwise, we obtained these statistics from various third-party sources that we believe are reliable, but we have not independently verified these third-party statistics. Unless otherwise specified, all market share information is based on units sold.

Statements in this report regarding Alcon's market share position in the United States in various markets are based on the following sources:

  Cataract surgery: industry data compiled by Deloitte & Touche, LLP for the nine months ended September 30, 2002 and internal estimates; and
  Ophthalmic pharmaceuticals (including generics): total prescriptions filled as provided by the Verispan Source Prescription Audit for the year ended December 31, 2002.

Statements in this report regarding Alcon's market share position worldwide in the ophthalmic surgical market is based on the following source:

  Ophthalmic surgical products by sales: internal estimates prepared using industry data compiled by Deloitte & Touche, LLP for the nine months ended September 30, 2002.

In this report, references to "$", "U.S. $", "U.S. dollars" and "United States dollars" are to the lawful currency of the United States of America, references to "CHF" and "Swiss francs" are to the lawful currency of the Swiss Confederation, references to "euro" are to the lawful currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and references to Japanese yen are to the lawful currency of Japan. Unless otherwise stated, figures provided are under generally accepted accounting principles in the United States ("U.S. GAAP").  References to "IAS" are to International Accounting Standards.

"IPO" in this document refers to the initial public offering of approximately 69,750,000 of Alcon, Inc.'s common shares on March 20, 2002.  Prior to the IPO, Alcon, Inc. was a wholly owned subsidiary of Nestlé S.A., a Swiss corporation ("Nestlé").

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our business and the sectors in which Alcon and its subsidiaries and interests operate. These forward-looking statements are contained principally in the sections entitled  "Key Information," "Information on the Company," "Operating and Financial Review and Prospects," "Financial Information," "Additional Information," and "Quantitative and Qualitative Disclosures about Market Risk."  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Forward-looking statements include, but are not limited to, statements about: the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; the impact of any future product recalls; changes in, or the failure or inability to comply with, governmental regulation; the opportunities for growth, whether through internal development or acquisitions; exchange rate fluctuations; general economic conditions; and trends affecting the ophthalmic industry, our financial condition or results of operations.

Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

  the production and launch of commercially viable products may take longer and cost more than expected;

  resources devoted to research and development may not yield new products that achieve commercial success;

  competition may lead to worse than expected financial condition and results of operations;

  changes in reimbursement procedures by third-party payors;

  the global economic environment in which we operate, as well as the economic conditions in our markets.

  currency exchange rate fluctuations may negatively affect our financial condition and results of operations;

  the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism.

  supply and manufacturing disruptions could negatively impact our financial condition or results of operations;

  qualified personnel may not be available, which could negatively impact our ability to grow our business;

  difficulty in protecting our intellectual property rights;

  pending or future litigation may negatively impact our financial condition and results of operations;

  government regulation or legislation may negatively impact our financial condition or results of operations;

  product recalls or withdrawals may negatively impact our financial condition or results of operations; and

  the occurrence of environmental liabilities arising from our operations.

You should read this report completely and with the understanding that Alcon's actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

          Not Applicable.

ITEM 3. KEY INFORMATION

    SELECTED FINANCIAL DATA

The following tables present our selected historical consolidated financial data in accordance with IAS and U.S. GAAP. The U.S. GAAP information should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 5 of this report and the consolidated financial statements, including the accompanying notes thereto, included in Item 18 of this report.

Prior to the IPO, we prepared our consolidated financial statements in accordance with IAS. We have therefore presented our five-year historical financial data on an IAS-basis for comparison purposes. We have also included our historical consolidated information based on U.S. GAAP for 2002, 2001, 2000 and 1999. U.S. GAAP financial data for periods prior to 1999 is not available. The significant differences between IAS and U.S. GAAP in relation to our consolidated financial data relate to the following:

  Prior to 1995, intangible assets were written off to retained earnings when purchased under IAS. Beginning in 1995, intangible assets were capitalized and amortized over their estimated useful lives under IAS. Under U.S. GAAP, intangible assets are capitalized and amortized over their estimated useful lives.

  On July 7, 2000, we acquired Summit Autonomous Inc. ("Summit"). All intangible assets of Summit were recorded as goodwill and amortized over 20 years under IAS with no deferred taxes established. Under U.S. GAAP, the intangible assets of Summit included various identifiable intangible assets with shorter lives for which deferred taxes were established which increased the amount of goodwill related to Summit.

  Under IAS, realized exchange gains and losses are recognized as income upon the partial liquidation of a foreign subsidiary. Under U.S. GAAP, realized exchange gains and losses are recorded as accumulated other comprehensive income until complete or substantially complete liquidation of the subsidiary.

  Under IAS, purchased in-process research and development is included in goodwill. Under U.S. GAAP, such costs are expensed.

The U.S. GAAP financial information as of December 31, 2002, 2001, 2000 and 1999, and for each of the four years in the period ended December 31, 2002, has been derived from our audited consolidated financial statements.  The IAS financial information as of December 31, 2002, 2001, 2000, 1999 and 1998, and for each of the years then ended, has been derived from our financial information as included in the audited consolidated financial statements of the Nestlé group as of and for those same periods.

We have accounted for the acquisition of Summit as a purchase and have included Summit's results of operations since July 7, 2000 in our financial statements.

International Accounting Standards

Year Ended December 31,

2002

2001

2000

1999

1998

(in millions, except per share data)

Statement of Earnings Data:

Sales

$

3,009

$

2,748

$

2,554

$

2,401

$

2,174

Cost of goods sold

890

792

741

728

679

Gross Profit

2,119

1,956

1,813

1,673

1,495

Selling, general and administrative

1,007

947

866

810

731

Research and development

323

289

247

213

193

Amortization of intangibles

75

80

62

34

20

Operating income

714

640

638

616

551

Interest income

22

47

44

14

14

Interest expense

(47

)

(110

)

(89

)

(55

)

(63

)

Other, net

5

(4

)

(17

)

(5

)

9

Earnings before income taxes

694

573

576

570

511

Income taxes

244

216

226

235

176

Net Earnings

$

450

$

357

$

350

$

335

$

335

Basic weighted-average common

shares outstanding

301

300

300

284

270

Diluted weighted-average common

shares outstanding

303

300

300

284

270

   Basic earnings per common share(1)

$

1.50

$

1.19

$

1.17

$

1.18

$

1.24

Diluted earnings per common share(1)

$

1.49

$

1.19

$

1.17

$

1.18

$

1.24

At December 31,

2002

2001

2000

1999

1998

(in millions)

Balance Sheet Data:

Current assets

$

2,082

$

2,118

$

1,887

$

1,370

$

1,045

Working capital (deficit)

(522

)

530

63

(90

)

(234

)

Total assets

3,926

4,007

3,845

2,481

2,182

Long term debt, net of current maturities

81

697

700

85

364

Total shareholders' equity

965

1,440

1,074

722

280

(1) We believe that net earnings are a more appropriate measure of our profitability prior to the IPO than earnings per share, since we were a wholly owned subsidiary of Nestlé. We have not included dividends paid and dividends per share information as they are not relevant to the investor, since prior to the IPO we were a wholly owned subsidiary of Nestlé. On March 20, 2002, we made a payment to Nestlé which was considered a dividend and repayment of capital under IAS of CHF 2.1 billion (or approximately $1.24 billion). This payment was financed by existing cash and cash equivalents and additional borrowings. This entire payment is considered a dividend under Swiss law.

U.S. Generally Accepted Accounting Principles

Year Ended December 31,

2002

2001

2000

1999

(in millions, except per share data)

Statement of Earnings Data:

Sales

$

3,009

$

2,748

$

2,554

$

2,401

Cost of goods sold

893

798

750

719

Gross profit

2,116

1,950

1,804

1,682

Selling, general and administrative

1,015

954

856

805

Research and development

323

290

246

213

In-process research and development

--

--

19

--

Amortization of intangibles

74

117

86

47

Operating income

704

589

597

617

Interest income

22

47

44

14

Interest expense

(53

)

(108

)

(86

)

(55

)

Other, net

5

(14

)

--

11

Earnings before income taxes

678

514

555

587

Income taxes

211

198

223

240

Net earnings

$

467

$

316

$

332

$

347

Basic weighted-average common shares outstanding

301

300

300

284

Diluted weighted-average common shares outstanding

303

300

300

284

Basic earnings per common share(1)

$

1.54

$

1.05

$

1.11

$

1.22

Diluted earnings per common share(1)

$

1.53

$

1.05

$

1.11

$

1.22

Cash Flow Data:

Cash provided by (used in):

Operating activities

$

701

$

544

$

431

$

448

Investing activities

(127

)

(149

)

(910

)

(107

)

Financing activities

(753

)

(156

)

883

21

At December 31,

2002

2001

2000

1999

(in millions)

Balance Sheet Data:

Current assets

$

2,211

$

2,251

$

2,045

$

1,490

Working capital (deficit)

(361

)

641

250

33

Total assets

3,970

4,071

3,882

2,554

Long term debt, net of current maturities

81

697

700

85

Total shareholders' equity

974

1,390

1,101

794

(1) We believe that net earnings are a more appropriate measure of our profitability prior to the IPO than earnings per share, since we were a wholly owned subsidiary of Nestlé. We have not included dividends paid and dividends per share information as they are not relevant to the investor, since prior to the IPO we were a wholly owned subsidiary of Nestlé. On March 20, 2002, we made a payment to Nestlé which was considered a dividend and repayment of capital under U.S. GAAP of CHF 2.1 billion (or approximately $1.24 billion). This payment was financed by existing cash and cash equivalents and additional borrowings. This entire payment is considered a dividend under Swiss law.

Exchange Rates

Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the conversions into U.S. dollars of any cash dividends paid in Swiss francs on our common shares.  In addition, these and other fluctuations in the exchange rates of the currencies of our various local operations affect our results of operations and financial condition as presented in our financial statements.

The following table sets forth, for the periods indicated, information concerning the exchange rate between Swiss francs and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year

Period End (1)

Average (1) (2)

High

Low

1998

1.3735

1.4506

1.5210

1.3548

1999

1.5930

1.5045

1.5930

1.4168

2000

1.6202

1.6904

1.7978

1.6202

2001

1.6598

1.6891

1.8185

1.5858

2002

1.3833

1.5567

1.7190

1.3833

  The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

  Represents the average of the daily rates as published by the Federal Reserve Bank of New York during the period.

The following table sets forth the high and low noon buying rate for the Swiss franc for each of the prior six months:

Month

Period End

Average

High

Low

September 2002

1.4758

1.4931

1.5202

1.4730

October 2002

1.4805

1.4932

1.5140

1.4793

November 2002

1.4860

1.4658

1.4895

1.4434

December 2002

1.3833

1.4388

1.4845

1.3833

January 2003

1.3683

1.3765

1.4015

1.3512

February 2003

1.3557

1.3602

1.3745

1.3493

Although we have translated selected Swiss franc amounts in this report into U.S. dollars for convenience, this does not mean that the Swiss franc amounts referred to could have been, or could be, converted into U.S. dollars at these rates or any other rate.  The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.

    CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

    REASONS FOR THE OFFER AND USE OF THE PROCEEDS

Not Applicable.

    RISK FACTORS

You should carefully consider the risks described below and the other information contained in this report before making a decision to invest in our common shares. The risks described below are not the only ones that may exist.  Additional risks not currently known by us or that we deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, in which case the trading price of our common shares could decline.

Risks Related to Our Business and Industry

If we fail to keep pace with advances in our industry or fail to persuade physicians to adopt new products we introduce, customers may not buy our products and our sales and profits may decline.

The ophthalmic industry is characterized by rapid product development, with a significant competitive advantage gained by companies that introduce products that are first to market, constant innovation in products and techniques, frequent new product introductions and price competition. Our future growth depends, in part, on our ability to develop products which are more effective in treating diseases and disorders of the eye or that incorporate the latest technologies. In addition, we must be able to manufacture and effectively market those products and persuade a sufficient number of eye care professionals to use the new products we introduce. For example, glaucoma requires ongoing treatment over a long period of time; thus, many doctors are reluctant to switch a patient to a new treatment if the patient's current treatment for glaucoma remains effective. Sales of our existing products may decline rapidly if a new product is introduced by one of our competitors or if we announce a new product that, in either case, represents a substantial improvement over our existing products. Similarly, if we fail to make sufficient investments in research and development programs or if we focus on technologies that do not lead to more effective products, our current and planned products could be surpassed by more effective or advanced products.

We may not successfully develop and launch replacements for our products which lose patent protection.

Most of our products are covered by patents that give us a degree of market exclusivity during the term of the patent. Patents covering four of our products, which constituted approximately 6.3% of our sales in 2002, will expire within the next three years. Upon patent expiration, our competitors may introduce products using the same technology. As a result of this possible increase in competition, we may need to charge a lower price in order to maintain sales of our products which could result in these products becoming less profitable. If we fail to develop and successfully launch new products prior to the expiration of patents for our existing products, our sales and profits with respect to those products could decline significantly. We may not be able to develop and successfully launch more advanced replacement products before these and other patents expire.

Resources devoted to research and development may not yield new products that achieve commercial success.

We devote substantial resources to research and development. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of a new product, from discovery through testing and registration to initial product launch, typically takes between eight and fifteen years or more for a pharmaceutical product and three and seven years or more for a medical device. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with ophthalmic research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully. For example, we are investing substantial sums in the research and development of new treatments for age-related macular degeneration, a condition in which the retina degenerates, thereby reducing sight. These may take longer and cost more to develop and may be less successful than we currently anticipate. None of the products currently in our development pipeline may be commercially successful.

Economic conditions and price competition may cause sales of our products used in elective surgical procedures to decline and reduce our profitability.

Sales of products used in elective surgical procedures have been and may continue to be adversely impacted by economic conditions. Generally, the costs of elective surgical procedures are borne by individuals without reimbursement from their medical insurance providers or government programs. Accordingly, individuals may be less willing to incur the costs of these procedures in weak or uncertain economic conditions and there may be a decline in the number of these procedures. Sales of our laser refractive surgical equipment worldwide and our revenues from technology fees in the United States have come under pressure and may remain under pressure if current economic conditions persist or if the pricing environment for technology fees does not improve. A softening in demand for laser refractive surgery could also impact us by reducing our profits as customers to whom we have leased, or have extended financing for the purchase of, laser refractive surgical equipment are unable to make required payments to us.

The FDA may authorize sales of some prescription pharmaceuticals on a non-prescription basis, which would reduce the profitability of our prescription products.

Managed care organizations have petitioned the FDA to permit sales of some pharmaceuticals currently sold on a prescription basis, including anti-allergy medications, without a prescription. The FDA recently revised the status of Claritin® from "prescription only" to "over-the-counter," or OTC, following such a petition, although the sponsor ultimately sought the change in status.  The FDA may also undertake "OTC switching" on its own initiative. Approval by the FDA of the sale of these products without a prescription would reduce demand for our competing prescription products and, accordingly, reduce our profits. In the future, additional managed care organizations or other third-party payors may petition the FDA to permit sales of some of our pharmaceutical products on a non-prescription basis, which could reduce our profits.

Failure of users of our products to obtain adequate reimbursement from third-party payors could limit market acceptance of our products, which could impact our sales and profits.

The initiatives of managed care organizations and governments to contain health care costs in the United States and elsewhere are placing an increased emphasis on the delivery of more cost-effective medical therapies. This emphasis could adversely affect sales and prices of our products. Physicians, hospitals and other health care providers may be reluctant to purchase our products if they do not receive reimbursement for the cost of our pharmaceutical and surgical products and for procedures performed using our surgical medical device products from third-party payors such as Medicare, Medicaid and health insurance programs, both governmental and private. For example:

  major third-party payors for hospital services, including government insurance plans, Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies during the last few years, resulting in stricter standards for reimbursement of hospital and outpatient charges for some medical procedures, including cataract procedures and intraocular lenses;

  most European Union member states impose controls on the prices at which medicines and medical devices are reimbursed under state health care schemes; because of increased pressures to reduce government health care spending and increased transparency of prices following the adoption of the euro, member governments in some countries in the European Union are requesting price reductions to match prices charged in other countries in the European Union; furthermore, with increased price transparency, parallel import of pharmaceuticals from lower price level countries to higher priced markets has grown; these parallel imports lower our effective average selling price;

  managed care organizations restrict the pharmaceutical products that doctors in those organizations can prescribe through the use of formularies, the lists of drugs which physicians are permitted to prescribe to patients in a managed care organization, and a failure of our pharmaceutical products to be included on formularies could have an adverse effect on our revenues and profits;

  numerous legislative proposals have been considered that, if enacted, would result in major reforms in the United States health care system, including the addition of a prescription drug benefit program under Medicare, that could have an adverse effect on our business;

  our competitors may reduce the prices of their products which could result in our competitors being reimbursed for a larger number of procedures by third-party payors;

  there are proposed and existing laws and regulations governing product prices and the profitability of companies in the health care industry; and

  there have been recent initiatives by third-party payors to challenge the prices charged for medical products which could affect our profitability.

Reductions in the prices for our products in response to these trends could reduce our profits. Moreover, our products may not be covered in the future by third-party payors. The failure of our products to be so covered could cause our profits to decline.

The global nature of our business may result in fluctuations and declines in our sales and profits.

Our products are sold in more than 180 countries. We have more than 75 local operations worldwide and approximately 46% of our revenues in 2002 came from customers outside of the United States.

The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into United States dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to translation risk. In 2002, our most significant currency exposures were to the U.S. dollar, euro, Japanese yen and Swiss franc.

The exchange rates between these and other local currencies and the United States dollar may fluctuate substantially. In addition, we are exposed to transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Fluctuations in the value of the United States dollar against other currencies have had in the past, and may have in the future, a material adverse effect on our operating margins and profitability.

Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products. Our operations outside of the United States are subject to a number of risks and potential costs, including lower product margins, less stringent protection of intellectual property and economic, political and social uncertainty in countries in which we operate, especially in emerging markets. Our continued success as a global company depends, in part, on our ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks in the countries where we do business. These and other risks may have a material adverse effect on our operations in any particular country and on our business as a whole. For example, many emerging markets have currencies that fluctuate substantially, in response to which we may reduce our prices, making our products less profitable. Inflation in emerging markets also makes our products less profitable and increases the credit risks to which we are exposed. We have experienced currency fluctuations, inflation and volatile economic conditions, which have impacted our profitability in the past in several markets, including Argentina, Brazil, Poland and Turkey, and we may experience such impacts in the future. We expect currency devaluation and weak economic conditions to persist in Latin America and Turkey and these conditions may have a negative impact on our performance in these markets.  The war in the Middle East may have a negative impact on sales in the Middle East and surrounding areas.

During 2002 and 2001, the economy of Japan, our second largest market, experienced slight deflation and very low growth. Because a majority of our sales in Japan are to parties who are reimbursed by the government, a prolonged downturn in the Japanese economy could lead to downward pricing pressures on government reimbursement rates for our products.

We single source many of the active ingredients and components used in our products and interruptions in the supply of these raw materials could disrupt our manufacturing of specific products and cause our sales and profitability to decline.

We single source active ingredients contained in a majority of our pharmaceutical and contact lens care products, including TRAVATAN ®, TobraDex ®, OPTI-FREE ® EXPRESS ® No Rub™ multi-purpose disinfecting solution and Betoptic S ®. In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process. In many cases, we use single-source suppliers for other components and raw materials used in our products. The loss of any of these or other significant suppliers or the inability of a supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers. In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to those suppliers.

In many cases, we manufacture a product, at a single-source facility, and an inability to produce a sufficient quantity of, or any disruption in the manufacturing of, a product at the relevant facility could impair our ability to fill customer orders and could reduce our sales.

In many cases, we manufacture a product, including some of our key products, at a single-source manufacturing facility. FDA product approval is generally limited to a specific approved manufacturing facility. If we fail to produce enough of a product at a facility, or if our manufacturing process at that facility is disrupted, we may be unable to deliver that product to our customers on a timely basis. A failure to deliver products on a timely basis could lead to customer dissatisfaction and damage our reputation. Significant delays in the delivery of our products or a delay in the delivery of a key product could also negatively impact our sales and profitability.

We depend on proprietary technologies. We may not be able to protect our intellectual property rights adequately and are currently subject to at least one claim of infringement of intellectual property.

We currently hold more than 2,500 patents and have more than 1,600 pending patent applications. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure you that any pending patent application held by us will result in an issued patent, or that if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights. In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of patents in our industry frequently involve complex legal issues that are not easily resolved.

Any litigation or claims against us, whether or not successful, could result in substantial costs and harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following: cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do so.

We are subject to extensive government regulation that increases our costs and could prevent us from selling our products.

The research, development, testing, manufacturing and marketing of our products are subject to extensive governmental regulation. Government regulation includes inspection of and controls over testing, manufacturing, safety and environmental controls, efficacy, labeling, advertising, marketing, promotion, record keeping, reporting, the sale and distribution of pharmaceutical products, import, export and samples and electronic records and electronic signatures. We are also subject to government regulation with respect to the prices we charge and the rebates we offer to customers. Government regulation substantially increases the cost of developing, manufacturing and selling our products.

In the United States, we must obtain approval from the FDA for each pharmaceutical that we market and FDA approval or clearance for each medical device that we market. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products distributed outside of the United States are also subject to government regulation, which may be equally or more demanding. Our new products could take a significantly longer time than we expect to gain regulatory approval and may never gain approval. If a regulatory authority delays approval of a potentially significant product, our market value and operating results may decline. Even if the FDA or another regulatory agency approves a product, the approval may limit the indicated uses for a product, may otherwise limit our ability to promote, sell and distribute a product or may require post-marketing studies or impose other post-marketing obligations. If we are unable to obtain regulatory approval of our products, we will not be able to market these products, which would result in a decrease in our sales. Currently, we are actively pursuing approval for a number of our products from regulatory authorities in a number of countries, including, among others, the United States, countries in the European Union and Japan. Continued growth in our sales and profits will depend, in part, on the timely and successful introduction and marketing of some or all of these products.

The clinical trials required to obtain regulatory approvals are complex and expensive and their outcomes are uncertain. We incur substantial expense for, and devote significant time to, clinical trials, yet we cannot be certain that the trials will result in the commercial sale of a product. Positive results from preclinical studies and early clinical trials do not ensure positive results in later clinical trials that form the basis of an application for regulatory approval. We may suffer significant setbacks in clinical trials, even after earlier clinical trials show promising results. Any of our products may produce undesirable side effects that could cause us or regulatory authorities or research sites to interrupt, delay or halt clinical trials of a pharmaceutical or medical device candidate. We, the FDA or another regulatory authority or an institutional review board charged with overseeing the research to protect study subjects may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks.

Noncompliance with applicable United States regulatory requirements can result in fines, injunctions, penalties, mandatory recalls or seizures, suspensions of production, denial or withdrawal of pre-marketing approvals, recommendations by the FDA against governmental contracts and criminal prosecution. The FDA also has authority to request repair, replacement or refund of the cost of any device we manufacture or distribute. Regulatory authorities outside of the United States may impose similar sanctions for noncompliance with applicable regulatory requirements.

We may implement a product recall or voluntary market withdrawal and could be exposed to significant product liability claims; we may have to pay significant amounts to those harmed and may suffer from adverse publicity as a result.

The manufacturing and marketing of pharmaceuticals, medical devices and surgical equipment and instruments involve an inherent risk that our products may prove to be defective and cause a health risk. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. We have recalled products in the past and, based on this experience, believe that the occurrence of a recall could result in significant costs to us, potential disruptions in the supply of our products to our customers and adverse publicity, all of which could harm our ability to market our products. A recall of one of our products or a product manufactured by another manufacturer could impair sales of other similar products we market as a result of confusion concerning the scope of the recall.

In November 2002, Alcon commenced a voluntary recall of the SKBM® microkeratome, which Alcon obtained as part of its acquisition of Summit Autonomous Inc. in 2000. Alcon decided to recall the units after receiving a very small number of complaints that the applanation glass on the head of the hand piece could loosen or become misaligned.  If not checked for misalignment, the corneal flap could be made at an undesired depth, which, in rare instances, could lead to patient injury.  During the fourth quarter of 2002, Alcon charged $11.2 million against operating income for refunds to customers and incurred other costs when it decided to terminate the SKBM® product line.  Total costs charged against net earnings in the fourth quarter of 2002 including costs to terminate the product line were $17.9 million, after income taxes.

Although we are not currently subject to any material product liability proceedings, we may incur material liabilities relating to product liability claims in the future, including product liability claims arising out of procedures performed using our surgical equipment. For example, long term studies could reveal complications relating to laser refractive surgery which may lead to product liability claims against us and adverse publicity that could decrease demand. We currently rely on a combination of self-insurance and third-party insurance to cover potential product liability claims. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities we may incur in the future. Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees. Successful product liability claims brought against Alcon could have a material adverse effect on our financial condition.

Our activities involve hazardous materials and emissions and may subject us to environmental liability.

Our manufacturing, research and development practices involve the controlled use of hazardous materials. We are subject to federal, state and local laws and regulations in the various jurisdictions in which we have operations governing the use, manufacturing, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety and environmental procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. Remedial environmental actions could require us to incur substantial unexpected costs which would materially and adversely affect our results of operations. If we were involved in a major environmental accident or found to be in substantial non-compliance with applicable environmental laws, we could be held liable for damages or penalized with fines. We currently rely on a combination of self-insurance and third-party insurance to cover potential environmental liability claims.

We self-insure some of our business risks.

The pharmaceutical and medical device business involves an inherent risk of product liability and any claims of this type could have an adverse impact on us.  We have taken, and will continue to take, what we believe are appropriate measures, including a self-insured retention combined with product liability insurance coverage, to provide adequate coverage for possible product liability claims.  We evaluate our insurance requirements on an annual basis to ensure that we maintain adequate levels of coverage.  Though our insurance coverage and cash flows have been adequate to provide for liability claims in the past, product liability claims could exceed our insurance coverage limits and cash flows, and insurance may not be available on commercially reasonable terms or at all in the future.

Risks Related to Our Relationship with Nestlé

We will be controlled by Nestlé as long as it owns a majority of our common shares, and our other shareholders will be unable to affect the outcome of a shareholder vote during that time.

Nestlé owns approximately 75% of our outstanding common shares.  Because Nestlé's interests may differ from those of our other shareholders, actions Nestlé takes with respect to us may be unfavorable to our other shareholders. Minority holders of common shares will not be able to affect the outcome of any shareholder vote so long as Nestlé owns at least a majority of our outstanding common shares. So long as it owns at least two-thirds of our common shares, Nestlé will be able to control, among other things: increases in our share capital; the approval of a dissolution other than by liquidation, including by way of merger; the creation of restrictions on the transferability of our common shares; and the restriction or elimination of preemptive rights in connection with a share capital increase. So long as it owns at least a majority of our common shares, Nestlé will be able to control, among other things: the election and removal of all of our directors; amendments to our Articles of Association (other than those subject to the two-thirds majority requirement referred to above); payment of dividends; changes to our capital structure unless the change is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders' meeting; and appointment and removal of our statutory and group auditors.

Because Nestlé controls us, conflicts of interest between Nestlé and us could be resolved in a manner unfavorable to us.

Our agreements with Nestlé, including the separation agreement, were finalized while we were a wholly owned subsidiary of Nestlé and, as a result, the terms of each may not be as favorable to us as if they had been negotiated between unaffiliated parties. Various conflicts of interest between Alcon and Nestlé could arise. For example, ownership interests of directors or officers of Alcon in Nestlé shares or service as a director or officer of both Alcon and Nestlé could create, or appear to create, potential conflicts of interest when a director or officer is faced with decisions that could have different implications for the two companies, such as disagreement over the desirability of a potential acquisition opportunity, employee retention or recruiting or our dividend policy.

Risks Related to the Securities Markets and Ownership of Our Common Shares

The price of our common shares may fluctuate.

The market price of our common shares may fluctuate significantly in response to factors, some of which are beyond our control, such as announcements of innovations and discoveries or new products by us or our competitors, developments concerning intellectual property rights and regulatory approvals, and changes in estimates of our financial performance or changes in recommendations by securities analysts.

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical and medical device companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in extreme volatility in the price of our common shares, which could cause a decline in the value of our common shares. You should also be aware that price volatility may be worse if the trading volume of our common shares is low.

Sales or distributions of our common shares by Nestlé could depress the market price for our common shares.

Nestlé may sell all or part of our common shares that it owns or distribute those common shares to its shareholders. There can be no assurance that any of our shareholders will be included in any transaction in which Nestlé sells a controlling interest in us or realize a premium with respect to their common shares. In addition, sales or distributions by Nestlé of substantial amounts of our common shares in the public market or to its shareholders could adversely affect prevailing market prices for our common shares. Nestlé has advised us that it has no current intention to dispose of any of our common shares that it owns. Nestlé is not subject to any contractual obligation to maintain its ownership position in our shares.

Risks Related to Our Jurisdiction of Incorporation

We are incorporated in Switzerland and Swiss law governs our internal corporate affairs.

We are a corporation incorporated under the laws of Switzerland. The rights of holders of our common shares are governed by Swiss corporate law and by our Articles of Association. In particular, Swiss corporate law limits the ability of a shareholder to challenge resolutions or actions of our board of directors in court. Shareholders generally are not permitted to file a suit to reverse a decision or action by directors but are permitted to seek damages for breaches of fiduciary duty. Shareholder claims against a director for breach of fiduciary duty would, as a matter of Swiss law, have to be brought at our place of incorporation in the Canton of Zug, Switzerland, or at the domicile of the involved director. In addition, under Swiss law, any claims by shareholders against us must be brought exclusively at our place of incorporation.

Under Swiss corporate law, we are required to declare dividends in Swiss francs. As a result, any currency fluctuations between the U.S. dollar and the Swiss franc will affect the dollar value of the dividends we pay.

ITEM 4.   INFORMATION ON THE COMPANY

    HISTORY AND DEVELOPMENT OF THE COMPANY

    Legal and Commercial Name, Date of Incorporation, Domicile and Legal Form of the Company

    The entity which is now Alcon, Inc. was originally incorporated in Switzerland in 1971 as Société Fromagère Nestlé S.A., and, after a change of our name to Alcon Universal S.A. in 1978, was registered in the Commercial Register of the Canton of Zug on March 13, 1992. Effective on December 21, 2001, we changed our name to Alcon, Inc. Our principal executive offices are located at Bösch 69, P.O. Box 62, 6331 Hünenberg, Switzerland, and our telephone number is 011-41-41-785-8888. Our principal United States offices are located at 6201 South Freeway, Fort Worth, Texas 76134-2099, and the telephone number at those offices is (817) 293-0450.

    Important Events in the Development of the Company in 2002:

    On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon. At December 31, 2001, Alcon remained a wholly owned subsidiary of Nestlé. On March 20, 2002, we made a payment to Nestlé which was considered a dividend and repayment of capital under IAS of CHF 2.1 billion (or approximately $1.24 billion). This payment was financed by existing cash and cash equivalents and additional borrowings. This entire payment is considered a dividend under Swiss law.

    On February 25, 2002, Nestlé converted 69,750,000 Alcon common shares it owned into 69,750,000 Alcon non-voting preferred shares.  On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3.634 billion.  The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 million on May 29, 2002.  No dividends were paid on the preferred shares.

    On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares.  The net proceeds to Alcon from the IPO were $2,189.0 million, after offering expenses and taxes.  A portion of the IPO proceeds was utilized to repay $712.1 million in short term debt until May 29, 2002, when the preferred shares were redeemed.

    Net proceeds of $219.1 million, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

    On December 31, 2002, the issued share capital of the Company was CHF 61,846,339.80 on 309,231,699 common shares at CHF 0.20 par value each.

    Capital Expenditures, Acquisitions and Divestitures for the Last Three Years (January 1, 2000 through December 31, 2002):

    The Company's capital expenditures for property, plant and equipment, to expand and upgrade manufacturing facilities and other infrastructure, for the years ended December 31, 2002, 2001 and 2000 were $120.9 million, $127.4 million and $117.1 million, respectively.

    On July 7, 2000, the Company acquired substantially all of the outstanding shares and options of Summit Autonomous Inc. which owned intangible property and the capital stock of two foreign subsidiaries, Summit Technology Ireland B.V. and Summit Technology K.K.  See note 5 to the consolidated financial statements.

    On December 15, 2000, Alcon (Puerto Rico) Inc., a wholly owned subsidiary of the Company, sold its pharmaceutical manufacturing plant and other assets located in Humacao, Puerto Rico, to Cardinal Health Manufacturing Services, B.V. (formerly CAH Holdings I B.V.) for $23 million in cash.

    Capital Expenditures, Acquisitions and Divestitures Currently Underway:

    The Company commenced construction in 2002 of a $58 million expansion of its research and development facilities in Fort Worth, Texas, which is planned to continue through 2003.  In 2002, the Company also began a three-year expansion of its intraocular lens manufacturing facility in Huntington, West Virginia.  Additional expenditures were made to upgrade and add capacity to other manufacturing facilities including those in Puurs, Belgium, Kaysersberg, France and Houston, Texas.  We had capital expenditure commitments of $20.0 million at December 31, 2002, to expand and upgrade our manufacturing facilities and other infrastructure.  We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

    The Company has not announced any acquisitions or divestitures subsequent to December 31, 2002.

    BUSINESS OVERVIEW

Alcon is a research and development driven, global medical specialty company focused on eye care.   We develop, manufacture and market pharmaceuticals, surgical equipment and devices and contact lens care and other vision care products to treat diseases and disorders of the eye. Our broad range of products represents one of the strongest portfolios in the ophthalmic industry. We have the largest research and development commitment of any eye care company worldwide and believe we have the largest commitment to ophthalmic research and development of any company worldwide. Currently, our products are sold in over 180 countries, and we are present in every significant market in the world where ophthalmology is practiced. In 2002, we had sales of approximately $3.0 billion, operating income of $704 million and net earnings of $467 million.

Our Competitive Strengths

Depth, Breadth and Quality of Our Products

Our broad range of products represents the strongest portfolio in the ophthalmic industry, with high-quality and technologically advanced products across all major product categories. Our leadership position across most of our product categories enhances our ability to extend our product offering, through the launch of new and innovative products, and to expand our geographic reach into ophthalmic markets worldwide. With over 50 years of experience in the ophthalmic industry, we believe that the Alcon® brand is synonymous with quality, service and innovation among eye care professionals worldwide. The depth, breadth and market positions of our products combined with our sales infrastructure enhance our ability to sell our products effectively across product categories.

Our Significant Research and Development Commitment and Commercial Success

Our commitment to ophthalmic research and development is substantial. In 2002, we spent $323.5 million on our research and development efforts. Currently, we have approximately 1,100 individuals dedicated to our research and development efforts, including more than 275 individuals who are either medical doctors, Ph.D.s or doctors of optometry. Our research and development team has built substantial research relationships with over 35 leading academic institutions worldwide, and our scientists work closely with researchers at each of these institutions. These research and development efforts have yielded a strong intellectual property portfolio, including over 2,500 patents and approximately 1,600 pending patent applications as of December 31, 2002.

We also have a strong track record of converting discoveries into commercially viable products and bringing those products to market. The integration of our regulatory affairs staff and research and development department together with our level of regulatory expertise has enabled us to reduce the time required to bring new products to market around the world. We believe that our research and development capabilities together with our experience in converting discoveries into marketable products and improving our existing products have resulted in, and will continue to provide us with, a very strong development pipeline.

Our Longstanding Commitment to Eye Care

For over 50 years, we have specialized in developing, manufacturing and marketing innovative and high-quality branded products for eye care professionals. Through our longstanding commitment to eye care, we have established close relationships with ophthalmologists, optometrists, opticians and other eye care professionals around the world. We have built and maintained these relationships through sales and marketing efforts, programs at our training facilities in 40 countries, funding ophthalmic research, product development collaborations and humanitarian efforts. For example, during the course of a typical year, we host over 1,200 eye care professionals at our Fort Worth campus for multi-day training sessions covering ophthalmic procedures using our products. The strength and quality of our relationships are illustrated by our ongoing business dealings, in many cases with second-generation eye care professionals. We believe that our broad and established relationships give us a competitive advantage in maintaining and growing our business.

Our Global Scale

We are present in every significant market in the world where ophthalmology is practiced and currently our products are sold in over 180 countries. We have our own local operations in over 75 countries and sales representatives dedicated to the sale of our products in other countries. Our network of local operations differentiates us from our competitors through the level of direct selling activities and technical service support we provide for our customers. We built this network over time through our local surgical training programs and facilities and through substantial investments in emerging markets when the practice of ophthalmology was in its developmental stage. We believe that our global infrastructure enables us to provide a level of customer service and technical support on a global basis unmatched in the ophthalmic industry.

Our Manufacturing Expertise

We have state-of-the-art pharmaceutical and medical device manufacturing facilities that employ our proprietary technologies. In these facilities, we manufacture the vast majority of our products, with only limited reliance on third-party manufacturers. The broad experience, long tenure and low turnover rate among our workforce allow us to maintain and enhance our manufacturing know-how and expertise. Our manufacturing operations work closely with our research and development and regulatory staff throughout the process of product development to promote a rapid and successful launch once a product is approved. Our knowledge base in manufacturing, state-of-the-art facilities and capacity planning enable us to handle increased levels of product demand and product complexity, while controlling manufacturing costs.

Our Experienced Management Team and Workforce

The long and diverse experience of our management team in the ophthalmic industry allows them to understand our business and add value to our operations. As a result, the long industry experience of our senior executives and managers and their strong relationships with eye care professionals, academic researchers and regulators are important to our business and differentiate us from other companies in the ophthalmic industry.

We also benefit from an experienced multinational and multidisciplinary workforce of approximately 11,800 employees, many of whom have been with us for over two decades. The long tenure of our staff represents a competitive advantage because of their knowledge of our industry, familiarity with our customers and understanding of the development, manufacture and sale of our products. Since individuals at many levels of our organization interact with important customers, researchers and regulators, the experience of our personnel forms an integral part of the relationship-building that is important to the effective conduct of our business.

Our Strategy

Build on Our Leadership Positions in Attractive Markets

We build on the proven quality of our products and their leadership positions across a broad range of product categories to increase sales in established markets and grow our market share, particularly in attractive segments of the ophthalmic market, such as the treatment of glaucoma and cataracts. This strategy is implemented by using market-leading products such as our LEGACY ® phacoemulsification machines and AcrySof ® intraocular lenses to inform potential customers about related products, including viscoelastics and related pharmaceutical products. We also intend to continue to rely on our leading products and existing infrastructure in markets as a base to launch new products and drive sales of our existing products.

Continue to Make Significant Investments in Research and Development

Research and development is fundamental to our long term growth and profitability. We will target areas we believe present new and attractive growth opportunities, including age-related macular degeneration and other retinal disorders. We will continue to focus our efforts on introducing the next generation of our products, with a particular emphasis on the replacement of products reaching the end of their product life cycle. We will also continue to license compounds from other pharmaceutical companies that have potential ophthalmic uses as part of our research and development efforts.

Grow Our Sales in Emerging Markets

Our strategy is to accelerate the adoption of medically advanced technologies in emerging markets through our global scale and ophthalmic expertise. The adoption of these technologies not only benefits local populations but should also increase the size of the global market for our products. We seek to increase our sales in emerging markets by capitalizing on our longstanding tradition of setting up in-country infrastructure, including training programs and facilities, local sales and marketing organizations and technical service and support teams. We currently have permanent surgical training facilities in 40 countries around the world on six continents. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists. In our experience, this infrastructure has led to increased sales of our complete product offering and helped establish relationships that have resulted in faster approval times for our products. Furthermore, our local sales forces build on the relationships begun in our training programs.

Capitalize on Sales Forces Across Product Categories

Our strategy is to dedicate expert and focused sales forces to the specialized needs of our customers. Our selling efforts are organized around pharmaceutical, surgical and contact lens care and other vision care products, and we customize these efforts to the medical practice needs of each customer. We organize our sales teams to ensure appropriate reach and frequency of promotion to all customer channels for our product portfolio. We encourage our sales representatives to go beyond traditional selling efforts and to provide our customers with access to clinical education programs, clinical studies, technical service assistance and practice management feedback. We educate our specialized sales forces to recognize cross-selling opportunities for key products from other product categories and involve the appropriate sales representatives to market these products.

Launch Products Globally

We intend to use our extensive regulatory capabilities, with personnel in 40 countries, to accelerate the approval and launch of new products in key countries around the world. We coordinate the introduction of new products under the Alcon® brand and, where possible, globally brand our products to promote better recognition and broad customer acceptance. Our strategy enables us to benefit more quickly from sales outside of the United States and realize a faster return on our research and development investments. Our promotion of AcrySof ® intraocular lenses, TRAVATAN® ophthalmic solution, and OPTI-FREE® EXPRESS® contact lens solution illustrates this strategy.

Our Products

We manage our business through two business segments: Alcon United States and Alcon International. Our portfolio spans three key ophthalmic categories: pharmaceutical, surgical and contact lens care and other vision care products. See notes 10 and 11 to the consolidated financial statements for a three year history of our sales by category and segment.

Our Pharmaceutical Products

We are a global leader in ophthalmic pharmaceuticals. We develop, manufacture and market a broad offering of prescription ophthalmic pharmaceutical products.

The following table lists our principal pharmaceutical products:

Ocular

Ocular

Ocular

Glaucoma

Anti-Infectives

Combination

Allergy

Generics

Otic Combination

TRAVATAN®

Ciloxan®

TobraDex®

Patanol®

Timolol GFS

Cipro® HC Otic (1)

Betoptic S®

Tobrex®

Maxitrol®

Emadine®

Pred Acetate

Azopt®

Alomide®

(1) Cipro® is a registered trademark of Bayer AG, licensed to Alcon by Bayer AG.

Glaucoma Treatment

We offer a complete line of products to treat glaucoma. In 2002, sales of our glaucoma products were approximately $349.6 million, or 32% of our total pharmaceutical sales.

In April 2001, we launched TRAVATAN ®, our entry into the prostaglandin analogue class of glaucoma treatments, in the United States. Prostaglandin analogues are the newest and most effective class of compounds currently available to reduce intraocular pressure ("IOP"), the primary characteristic of glaucoma. As a result, prescriptions for prostaglandin analogue-based products currently represent an estimated 39% of the market for glaucoma products in the United States, which grew at an estimated 9% during 2002, while prescriptions of all other glaucoma products in the United States are estimated to have declined 7% from 2001 to 2002. TRAVATAN ® contains the most potent prostaglandin analogue available today, and our clinical trials have demonstrated that TRAVATAN ® has shown even greater effectiveness in reducing and controlling intraocular pressure in African-American patients, who represent approximately 25% of the patients treated for glaucoma in the United States, than in non-African-Americans. This greater degree of effectiveness is significant because African-Americans frequently develop glaucoma at a younger age than Caucasians and with greater severity. We expect the market for TRAVATAN ® to increase as a result of consumer awareness of glaucoma and increased public funding for glaucoma screening, especially among the African-American population, which is believed to be significantly underdiagnosed.

We have launched TRAVATAN® in more than 50 countries in addition to the United States.

In addition to TRAVATAN®, we offer a complete line of glaucoma products, including Timolol GFS, Betoptic S® and Azopt®, all of which utilize other classes of compounds. Azopt®, an alpha agonist, has shown to be an excellent adjunct therapy when used with prostaglandin analogues to control IOP in difficult cases.  In 2002 Azopt® global sales totaled $ 65.5 million.  Azopt® was approved and launched in Japan in December 2002. Betoptic S®, a beta-blocker, also was approved for sale in Japan during 2002. These products are important to our glaucoma franchise and currently make up a majority of our glaucoma sales. We expect these glaucoma products to continue to contribute to our sales.

Ocular Anti-infectives, Anti-inflammatories and Combination Therapies

We currently manufacture and market a broad range of drugs to treat bacterial, viral and fungal infections of the eye and to control ocular inflammation. In 2002, combined sales of our ocular anti-infectives, ocular anti-inflammatories and combination therapies were approximately $450 million, or 41% of our total pharmaceutical sales.

Our combination ocular anti-infective/anti-inflammatory product, TobraDex®, is convenient and cost-effective because it combines a broad-spectrum antibiotic with a proven anti-inflammatory. TobraDex® is currently the only branded combination product of this type in the U.S. market without a generic equivalent. We currently market TobraDex® in 89 countries.

Our leading ocular anti-infective product is Ciloxan®, a topical ophthalmic solution utilizing ciprofloxacin that is effective against a broad spectrum of bacteria, including strains resistant to more than one antibiotic. In addition, Ciloxan® is preferred because it is offered in both ointment and solution form, providing options for treating ocular infection in a variety of patients. We currently market Ciloxan® in 97 countries.

We also market a combination anti-infective/anti-inflammatory product for ear infections, Cipro® HC Otic. In 1998, we licensed Cipro® HC Otic, the first combination product for ear infections in 25 years, to treat otitis externa, commonly known as swimmer's ear. Sales of Cipro® HC Otic were $85.8 million in 2002, and Cipro® HC Otic currently is marketed in 31 countries. Sales of this product are by its nature seasonal, with the majority of prescriptions written during the summer months.

Ocular Allergy

We currently market and manufacture products for the treatment of ocular allergies. In 2002, sales of our ocular allergy pharmaceutical products were approximately $223 million, or 20% of our total pharmaceutical sales. The allergy market is, by its very nature, also seasonal, peaking in the spring and again, but to a lesser extent, in the fall.

Patanol® was the first twice-daily ocular allergy product with a dual-action active ingredient, which acts as both an antihistamine and a mast-cell stabilizer. When we introduced Patanol® in 1997, we estimated the total topical ocular allergy market to be less than $100 million. Due in large part to the effectiveness of this drug, our related marketing efforts to physicians and direct-to-consumer advertising, the methods for treating ocular allergy have been expanded to include topical eye drops. This evolution in treatment methods has resulted in sales of topical ocular allergy products in the United States increasing to more than $292 million in 2002. We have received approval of a European version of Patanol®, under the name Opatanol®, and we also are seeking approval of Patanol® in Japan. We currently market Patanol® in 46 countries.

Generic Pharmaceuticals

We established Falcon Pharmaceuticals in 1994 to manufacture and market generic ophthalmic pharmaceutical products in the United States. Falcon's sales in 2002 were approximately $87 million, or 8% of our total pharmaceutical sales.

Falcon's main product is Timolol GFS, a patented gel forming solution used to treat glaucoma. Timolol GFS is currently the sole generic pharmaceutical approved by the FDA as a therapeutically equivalent substitute for Merck's Timoptic XE® at the pharmacy. In 2002, Timolol GFS accounted for over 86% of the U.S. prescriptions written for gel formulated timolol. We expect Timolol GFS's status as the sole generic substitute for Timoptic XE® to last until 2006, when Merck's patent protection expires. Falcon currently manufactures and markets 23 brands of generic pharmaceutical products. Falcon's other principal generic products include Pred Acetate 1% (which is a steroid used for the treatment of inflammation of the eye), Timolol Solution (for the treatment of glaucoma), and Trifluridine (used to treat virus infections of the eye).

Age-related Macular Degeneration ("AMD")

The causes of AMD are currently unknown, and no cure has been discovered, although certain laser treatments and other procedures exist. The expected development of more effective AMD treatments during the next five years is anticipated to expand the market for AMD treatments into a multi-billion dollar global market. Today, the AMD market is largely undeveloped because of limited knowledge and available treatments. As discussed further below, we have a new product in development for AMD treatment.

Product Development and Registrations

We currently are developing a number of products in all areas of our pharmaceutical products. In glaucoma, we are exploring a new combination therapy for hard-to-control glaucoma, including a prostaglandin analogue-containing combination therapy. In anti-infectives, we are conducting Phase III clinical trials on a new anti-infective/anti-inflammatory combination product (CiproDex®) (2) for use in the eye and have completed and filed a New Drug Application, or NDA, for its use in the ear.  We are conducting Phase III clinical trials on and have filed a NDA for certain uses of moxifloxacin, a third generation quinolone. In anti-allergy, we have filed for U.S. approval on an improved Patanol® formulation requiring only once a day dosing and are developing a nasal antihistamine. We are also developing anecortave acetate as a treatment for AMD. We are also conducting Phase II clinical trials on a new prescription product for dry eyes. The following table includes additional detail about each of these products in development.

Expected

Approval

Name

Condition

Date

Area

Status

New combination therapy

Glaucoma

2005

U.S

Phase III

2006

EU

Phase III

N/A (1

)

Japan

(1

)

Moxifloxacin

Anti-infective

2003

U.S.

Registration

2004

EU

Phase III

2006

Japan

Phase III

CiproDex® (ocular) (2)

Anti-infective/

2005

U.S.

Phase III

Anti-inflammatory

2005

EU

Phase III

CiproDex® (otic) (2)

Anti-infective/

2003

U.S.

Registration

Anti-inflammatory

2004

EU

Phase III

Patanol® once-a-day

Allergy

2003

U.S.

Registration

2007

EU

Phase III

Nasal antihistamine

Allergy

2005

U.S./EU

Phase III

Anecortave acetate

AMD

2005

U.S./EU

Phase III

N/A (3

)

Japan

Pre-clinical

Prescription dry eye product

Dry eye

2005

U.S.

Phase II

2007

EU

Phase II

N/A (3

)

Japan

Pre-clinical

  Combination products currently are not approved in Japan.  Regulatory viability is being considered.

  CiproDex® is a registered trademark of Bayer AG, licensed to Alcon by Bayer AG.

(3) We currently are unable to determine an expected approval date.

We are also seeking registration of certain of our existing products in additional countries. The products for which we are expecting to receive approval include the following:

Expected

Approval

Product

Condition

Dates

Areas

TRAVATAN®

Glaucoma

2006

Japan

Patanol®

Allergy

2005

Japan

Our Surgical Products

We are the global leader in ophthalmic surgical products and manufacture and market the most comprehensive product offering available today.

The following table lists our principal surgical products:

Cataract

Refractive

Vitreoretinal

General Surgical

Series 20000 ® LEGACY ®

LADARVision® 4000

Accurus® surgical system

BSS Plus® surgical

surgical system

laser

Accurus® cassettes and probes

 irrigating solution

LEGACY® cassettes

LADARWaveTM

Grieshaber® microsurgical

Custom Pak® surgical

AcrySof ®

Diagnostic

 instruments

procedure packs

intraocular lenses

LADARWaveTM

Perfluoron® liquid

A-OK® surgical knives

Viscoelastic devices

Custom Cornea®

Wavefront System

Cataract Surgery

We support our market leadership position through a comprehensive offering of single-use disposable products. Sales of our products for cataract surgery in 2002 were approximately $1.3 billion, or 87% of our total surgical sales. We currently market our products for cataract surgery in substantially all of the countries in which we sell products.

Our Series 20000 ® LEGACY ® phacoemulsification system is the market leader worldwide. As a result of the increasing adoption of phacoemulsification in many emerging markets, we believe that our leading position provides significant growth potential for sales of our phacoemulsification systems. We offer, and expect to continue to offer, local education programs to accelerate the adoption of the phacoemulsification procedure in emerging markets.

Our comprehensive line of single-use products for cataract procedures includes the cassettes used in the LEGACY ® system, a full line of viscoelastics to protect delicate tissues of the eye during the procedure, surgical knives and surgical irrigating solutions.

Our AcrySof® foldable intraocular lenses currently are the most widely implanted foldable intraocular lenses in the world. AcrySof® intraocular lenses are made of the first material specially engineered for use in an intraocular lens. This acrylic material is more compatible with the human eye than silicone. In 2000, we introduced a single-piece version of our AcrySof® intraocular lens that has demonstrated additional clinical advantages over our multi-piece version. In connection with our efforts to bring phacoemulsification to ophthalmologists in emerging markets, we are also educating surgeons about the techniques and advantages of foldable intraocular lens products.

Refractive Surgery

We are one of the leaders in the global market for laser refractive surgical products. We entered the laser refractive market with our acquisition of Summit during the third quarter of 2000. In 2002, sales of our laser refractive products and related technology fees were approximately $61 million, or 4% of our total surgical sales. We currently market our laser refractive surgical equipment in 44 countries.

Our LADARVision® 4000 excimer laser employs the most advanced laser technology currently used for refractive procedures. Its leading features, active radar eye tracking and small-laser beam corneal shaping, were unavailable in the United States prior to its introduction. The LADARVision® 4000 laser uses the first FDA-approved active eye tracker to increase the accuracy of the laser refractive procedure and to compensate for patient eye movements. These features allow the LADARVision® 4000 laser to be used to correct a wider range of refractive conditions.

 We also market the LADARWave® Diagnostic, a device which through wavefront technology measures refractive errors of the entire optical system and when combined with the FDA approved Custom Cornea® Software, provides a customized ablation. We have refined and improved our wavefront measurement technology (LADARWave™). Wavefront measurement technology involves the pulsing of a narrow beam of light into the eye which generates data that measures the total visual system.  LADARWave™ can create and display this information as a three-dimensional map of the cornea. We have also developed a system (LADARWave™ CustomCornea® Wavefront System) that combines the LADARWave™ with our LADARVision® 4000 laser to permit customized treatment of refractive errors. We received the first FDA approval in late 2002 to correct patients with spherical myopia from 0 to -7 diopters and we are working on generating data for FDA approval for all patients.  This technology has demonstrated the capability to reduce higher order aberrations and provide improved quality of vision.

Vitreoretinal Surgery

Our vitreoretinal surgical product offering is one of the most comprehensive in the industry for surgical procedures for the back of the eye. In 2002, sales of our products for vitreoretinal surgery were approximately $121 million, or 8% of our total surgical sales. We currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

We have established a leading position in vitreoretinal surgical products based on our Accurus® surgical system. The Accurus® integrates all automated, non-laser surgical functions used in vitreoretinal surgery, and some Accurus® models can also perform phaco procedures for cataract removal. We also manufacture and market single-use cassettes and high speed cutting probes for the Accurus®. We support the leading position of the Accurus® through our full line of vitreoretinal products, including lasers, hand-held microsurgical instruments used to remove membranes and other tissues and repair the retina and various gases and liquids used to stabilize the retina during vitreoretinal procedures.

Custom Pak® Surgical Procedure Packs

To provide convenience, efficiency and superior value for ophthalmic surgeons, we have developed the Custom Pak® surgical procedure pack. We market our Custom Pak® for cataract, refractive and vitreoretinal surgical procedures. Unlike conventional surgical procedure packs, the Custom Pak® allows ophthalmic surgeons and their staff to customize and sequence the products included in the surgical procedure pack. For a single price, our Custom Pak® includes our single-use products required for the procedure, combined with non-Alcon products. We believe that our Custom Pak® allows ophthalmic surgeons to improve their efficiency in the operating room, and this gives us the opportunity to provide access to our single-use products in a value-added package. We estimate that a Custom Pak® was used in a majority of the cataract surgeries performed in the United States in 2002. Our Custom Pak® has enjoyed similar success in Europe, and we see growth potential in other markets, including in Latin America and Japan.

Product Development

We currently have products in development in the areas of cataract and refractive surgery. In cataract surgery, we are developing the Infiniti™ next-generation cataract removal system to replace the LEGACY® console. In the United States and Europe, Infiniti™ will be introduced with Aqualase™, a new modality to remove cataracts. We also are developing an improved viscoelastic and two new models of our AcrySof® intraocular lens. One model includes a blue blocking chromophore ImprUV™ that blocks high energy blue light, to better protect the retina, while maintaining color vision. The other, a version called ReStor™, is an apodized diffractive, refractive intraocular lens with a unique optical system that provides both distance and near vision for the patient following cataract surgery, thereby reducing the patient's need for or dependence on spectacles. We are also developing a new generation of AcrySof® intraocular lens. The following table includes additional details about each of these products in development.

Expected

Approval

Name

Condition

Date

Areas

Status

AcrySof® Natural (with ImprUV™) lens

Cataract

2003

U.S.

Registration

2004

Japan

Registration

AcrySof® ReStorTM lens

Cataract

2004

U.S.

Active clinical

2003

EU

Late development

2007

Japan

Early development

Infiniti™ next generation cataract

Cataract

2003

U.S./EU

Late development

system with Aqualase™

Infiniti™ next generation

Cataract

2003

Japan

Registration

cataract system

Improved viscoelastic

Cataract

2004

U.S.

Active development

2003

EU

Active development

For refractive surgery, we are also in the development stage to seek approval of the LADARWave™ Diagnostic in Japan and in the early development stage to seek approval of the LADARWave™ Custom Cornea® Wavefront System in Japan.

Our Contact Lens Care and Other Vision Care Products

We manufacture and market contact lens care products, artificial tears and ocular vitamins. We currently market our contact lens care and dry eye products in most of the countries where we sell products.

The following table lists our principal products in these areas:

Contact Lens Care

Artificial Tears

Ocular Vitamins

OPTI-FREE® EXPRESS® No Rub™

Tears Naturale® Forte lubricant eye

ICAPS® dietary

multi-purpose disinfecting solution

 drops

supplements

OPTI-FREE® multi-purpose solution

Tears NaturaleFree® lubricant eye

OPTI-FREE® SUPRACLENS® liquid

 drops

enzyme

Bion® Tears lubricant eye drops

CLERZ® Plus lens rewetting drops

Systane™ lubricant eye drops

UNIQUE-pH® disinfecting solution

Contact Lens Care Products

Our products include disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses, daily cleaners to remove undesirable film and deposits from contact lenses, weekly enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses.

OPTI-FREE® EXPRESS® No Rub™ multi-purpose disinfecting solution, our leading contact lens care product was the first multi-purpose disinfecting solution to obtain FDA approval to make a "no rub" claim. OPTI-FREE® EXPRESS® No Rub™ utilizes a multi-purpose disinfecting solution with high-capacity disinfection and superior protein cleaning benefits, without requiring rubbing of the contact lenses. We introduced OPTI-FREE® EXPRESS® No Rub™ in 1999 and currently market it in most major markets throughout the world. In 2002, we completed and submitted studies to the FDA that demonstrated superior comfort for OPTI-FREE® EXPRESS®.  Due to this new data, we were able to add the claim Lasting Comfort Formula to our package.  This new claim will be added to our EXPRESS® packages around the world as appropriate approvals are obtained.

Our line of contact lens care products also includes CLERZ® Plus lens rewetting drops, which moisten contact lenses during wear and are clinically proven to reduce protein build-up, OPTI-FREE® SUPRACLENS® preservative-free active cleaning solution and UNIQUE- pH® multi-purpose disinfecting and cleaning solution for hard contact lenses.

Other Vision Care Products

We manufacture and market artificial tears to treat dry eye and vitamins formulated to promote good ocular health. We offer a complete line of products for the dry eye sufferer. We distinguish our dry eye products from other lower-cost, consumer brands by our products' similar composition to natural tears and by marketing our artificial tears to eye care professionals. Our Tears Naturale® Forte employs a unique Trisorb™ polymer to retain moisture in the eye, and we market a preservative-free formula of Tears Naturale®. Our Bion® Tears is a new-generation artificial tears product containing zinc and bicarbonate and is specially formulated for severe dry eye sufferers. In January 2003, we added Systane™ lubricating eye drops to our product line.

We market ICAPS®, a vitamin specially formulated to promote good ocular health. The results of recent clinical trials sponsored by the National Eye Institute found that high levels of anti-oxidants and zinc reduce the risk of AMD. ICAPS® includes the anti-oxidants and zinc ingredients referenced in the National Eye Institute study plus lutein and zeaxanthin for a complete ocular vitamin formulation. In addition, we launched ICAPS® AREDS formulation this year.  This is the identical formulation used in the 10 year study performed by the National Eye Institute which demonstrated benefits in a certain population subset.  This formulation will also be available to all markets.

Product Development

We currently are developing several products in the areas of contact lens care and dry eye. We are developing a new disinfectant for our contact lens care products. In the area of dry eye, we are developing a new preservative for our dry eye products and are in registration in Europe and Japan for our new polymer for tear products. The following table includes additional detail about each of these products in development.

Expected

Approval

Name

Condition

Date

Areas

Status

New over the counter preservative-free tears product

Dry eye

2003

U.S./EU

Early development

Systane™ tears product

Dry eye

2003

EU

Registration

Japan Tear and Rewetting Drops

Dry eye

2003

Japan

Registration

InteliPORT® Punctal Plug

Dry eye

2003

U.S.

Late stage clinical

2003

EU

Registration

New disinfectant

Contact

2004

U.S./EU

Early development

lens care

2008

Japan

Early development

Sales and Marketing

We conduct our sales activities through more than 50 local operating entities and 25 scientific offices around the world. We have a sales force of over 2,300 sales representatives consisting of approximately 750 sales representatives in the United States, our largest market, and approximately 1,550 sales representatives outside of the United States. We use the broad reach of our local operations to provide technical service to our optometry customers in the United States and optometric fitters outside of the United States. All of our surgical technical service in the United States and a high percentage of that service outside the United States are provided by our service technicians. In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products. Outside of the United States, our largest markets by sales are Japan, France, Spain, Germany, Italy, Canada, the United Kingdom, Brazil and Mexico.

We organize our selling efforts around pharmaceutical, surgical and contact lens care and other vision care products and customize these efforts to the medical practice needs of each customer. We encourage our sales representatives to go beyond traditional selling efforts and to provide our customers with access to clinical education programs, clinical studies, technical service assistance and practice management feedback. We educate our specialized sales forces to recognize cross-selling opportunities for key products from other product categories.

In each of our markets, we rely on our strong relationships with eye care professionals to maintain and expand our market share. We have established several long-standing programs that bring ophthalmic residents, optometrists and other eye care professionals to our Fort Worth campus for multi-day training sessions and educational seminars. We also sponsor ophthalmic conferences around the world, and we conduct training seminars where leading ophthalmologists discuss the therapeutic attributes of our products and demonstrate surgical techniques using our products. We support these programs by having our sales representatives work closely with our customers and their staffs to better understand their practices and solicit feedback, which is important to our development of new products. We currently have permanent surgical training facilities in 40 countries around the world on six continents. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists. In our experience, this infrastructure has resulted in increased sales of our complete product offering and helped establish relationships that have assisted in faster approval times for our products. Furthermore, our local sales forces build on the relationships begun in our training programs.

Most of our global marketing efforts are supported by advertising in trade publications and by sales representatives attending regional and national medical conferences. We reinforce our marketing efforts with targeted and timely promotional materials that our sales force presents to the eye care professional in the office, hospital or surgery center setting. We supplement these marketing efforts through direct mailings to eye care professionals and e-detailing. To coordinate our sales efforts, we have begun using customer relationship management software. Moreover, in the United States and Japan, we use direct-to-consumer advertising to promote selected products.

While we market all of our products by calling on eye care professionals, our direct customers and distribution methods differ across business lines. Distributors, wholesalers, hospitals, government agencies, large retailers and physicians are the direct customers for our pharmaceutical products. We sell our surgical products directly to hospitals and ambulatory surgical centers. In the United States, over 80% of our contact lens care products are sold to large grocery, drug and general merchandise retailers. Outside of the United States, we sell most of our contact lens care and other vision care products directly to retailers and optical chains, while a smaller amount is sold to distributors for resale directly to smaller retailers and eye care professionals. No single customer accounted for 10% or more of our sales in 2002.

As a result of changes in health-care economics, managed care organizations have become the largest payors for health care services in the United States. In an effort to control prescription drug costs, over 95% of managed care organizations use a formulary. We have a dedicated managed care sales team that actively seeks to get our products on these formularies and to improve the position of our products once they are on a formulary.

Research and Development

We have the largest research and development commitment of any eye care company worldwide. Our research and development organization consists of approximately 1,100 employees, including more than 275 individuals who are either M.D.s, doctors of optometry or Ph.D.s. Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their commercial experience. We organize our research teams around our pharmaceutical, surgical and contact lens care and other vision care products. Candidates for pharmaceutical and contact lens care product development originate from our internal research, from our extensive relationships with academic institutions and from our licensing of molecules from other companies. Our surgical design concepts are internally developed by staff engineers and scientists who, in addition to their own research, gather ideas from ophthalmic surgeons and clinicians in the involved fields. Strong collaborative efforts among our research and development, regulatory affairs and manufacturing organizations beginning in the development phase allow us to reduce the time to market for our new products. Our research and development organization has been designed to drive global registration of products through a focused central research facility in Fort Worth, Texas, combined with regionally based clinical and regulatory personnel in 40 countries outside of the United States.

We have invested approximately $1.3 billion over the last five years (including $323 million in 2002, and $290 million in 2001 and $246 million in 2000) to carry out our strategy of developing products primarily from our own research and development activities. As an indicator of our productivity, since the beginning of 1997, we have obtained over 1,790 new patents and received more than 2,000 product approvals in various jurisdictions.

We enter into license agreements in the ordinary course of our business with respect to compounds used in our pharmaceutical products. We have a number of agreements with pharmaceutical companies which allow us to screen compounds for potential uses in the eye. We also have a small number of contracts with companies that give us the right to develop ophthalmic products from their compounds.

Our research and development department maintains an extensive network of technical relationships with scientists working in university laboratories and with leading ophthalmologists, inventors and investigators in the pharmaceutical and surgical products fields. The principal purpose of these collaborative scientific interactions is to take advantage of leading-edge research from academic investigators and recognized surgeons to complement our internal technical capabilities. We currently have relationships with leading ophthalmic researchers at more than 35 academic centers around the world. We also support our direct academic relationships with grants from the Alcon Research Institute, which we fund. These grants recognize research undertaken in the general area of ophthalmology. These grants are awarded by an independent board of ophthalmologists and academic researchers.

Manufacturing and Supplies

Manufacturing

We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either surgical equipment and surgical medical devices or pharmaceutical and contact lens care products. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices and pharmaceuticals, as well as the different technical skills required of employees in these two manufacturing environments. All of our manufacturing plants in the United States and Europe are ISO 9001 certified.

We employ cost reduction programs, known as continuous improvement programs, involving activities such as cycle-time reductions, efficiency improvements, automation, plant consolidations and material negotiation programs as a means to reduce manufacturing and component costs. To comply with good manufacturing practices and to improve the skills of our employees, we train our direct labor manufacturing staff throughout the year. Our professional employees are trained in various aspects of management, regulatory and technical issues through a combination of in-house seminars, local university classes and trade meetings.

As of December 31, 2002, we employed approximately 1,900 people to manufacture our pharmaceutical and contact lens care products at eight facilities in the United States, Belgium, France, Spain, Brazil and Mexico. As of December 31, 2002, we employed approximately 2,300 people to manufacture surgical equipment and other surgical medical devices at nine facilities in the United States, Belgium, Switzerland, Ireland and China. Currently, we manufacture substantially all of our pharmaceutical, contact lens care and surgical products internally and rely on third-party manufacturers for only a small number of products.

Due to the complexity of certain manufacturing technologies and the costs of constructing and maintaining duplicate facilities, a number of our key products are manufactured at only one of our facilities. Some of these key products include:

Products

Facility

U.S. pharmaceutical products

Fort Worth, Texas

Intraocular lenses

Huntington, West Virginia

Provisc®, Viscoat®, Duovisc® viscoelastics

Puurs, Belgium

OPTI-FREE® EXPRESS® No Rub™ (for U.S. distribution)

Fort Worth, Texas

Accurus®/LEGACY®

Irvine, California

In addition, certain of our products are produced for us by third parties, each at a single location. These products and suppliers, pursuant to contracts in the ordinary course of business, include:

Product

Supplier

Cipro® HC Otic

Bayer Aktiengesellschaft

LADARWave™®(1)

Zeiss Humphrey

(1)  Plans are underway to move this production to Alcon's Orlando, Florida, manufacturing facility.

Supplies

The active ingredients used in our pharmaceutical and contact lens care and general eye care products are sourced from facilities approved by the FDA or other applicable health regulatory authorities. Because of the proprietary nature and complexity of the production of these active ingredients, a number of them are only available from a single FDA-approved source. When supplies are single-sourced, we try to maintain a sufficient inventory consistent with prudent practice and production lead-times. The majority of active chemicals and biological raw materials and selected inactive chemicals are acquired pursuant to long term supply contracts. The sourcing of components used in our surgical products differs widely due to the breadth and variety of products. Inventory levels for components used in the production of our surgical products are established based on delivery times and other supply chain factors to ensure sufficient inventory at all times. The prices of our supplies are generally not volatile.

The following table identifies certain single-source suppliers of raw materials acquired pursuant to contracts entered into in the ordinary course of business and the Alcon product that contains this raw material:

Supplier Name

Raw Material

Alcon Product

Dow Chemical Co.

travoprost

TRAVATAN®

Bayer Aktiengesellschaft

ciprofloxacin

Ciloxan®, Cipro® HC Otic

Kyowa Hakko Kogyo Co. Ltd.

olopatadine

Patanol®

Solutia, Inc.

myristinamide

OPTI-FREE® EXPRESS®

Plantex USA, Inc.

timolol

Timolol GFS

Genzyme Corporation

hyaluronate (high molecular weight)

Provisc®

Lifecore Biomedical, Inc.

hyaluronate (low molecular weight)

Viscoat®

Competition

The ophthalmic industry is highly competitive and subject to rapid technological change and evolving industry requirements and standards. Companies within our industry compete on technological leadership and innovation, quality and efficacy of their products, relationships with eye care professionals and health care providers, breadth and depth of product offering and pricing. The presence of these factors varies across our product offerings. We provide a broad line of proprietary eye care products and compete in all product categories in the ophthalmic market. Even if our principal competitors do not have a comparable range of products, they can, and often do, form strategic alliances and enter into co-marketing agreements to achieve comparable coverage of the ophthalmic market.

Pharmaceutical

Competition in the ophthalmic pharmaceutical market is characterized by category leadership of products with superior technology, including increases in clinical effectiveness (e.g., new drug delivery systems, formulations and combination products), the development of therapies for previously untreated conditions (e.g., AMD) and competition based on price from lower-priced generic pharmaceuticals.

Our main competitors in the pharmaceutical market are Allergan, Inc., Bausch & Lomb Incorporated, Novartis AG, Pharmacia Corporation, Merck & Co., Inc., Daiichi Pharmaceutical Co., Ltd., and Santen Pharmaceutical Co., Ltd.

Surgical

Competition in the ophthalmic surgical market is characterized by category leadership with products that provide superior technology and performance. Innovation, performance and long term relationships are also key factors in this competitive environment. Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service. While we compete throughout the field of ophthalmic surgery, our principal competitors vary somewhat in each area. Among our principal competitors in the ophthalmic surgical market, we compete with Bausch & Lomb across most of the market. Advanced Medical Optics, Inc. ("AMO"), Pharmacia and Cardinal Health, Inc. each compete in limited segments of the surgical market. In addition to Bausch & Lomb, our principal competitors in laser refractive surgical equipment are VISX, Incorporated, Nidek Co., Ltd. and Lumenis Ltd.

Contact Lens Care and Other Vision Care Products

Competition in the contact lens care market is characterized by increases in market share in a maturing market. Recommendations from eye care professionals and customer brand loyalty as well as our product quality and price are key factors in maintaining market share in these products. Our principal competitors in contact lens care products are Bausch & Lomb, AMO and Novartis. We compete with Allergan and Novartis in dry eye products and Bausch & Lomb in ocular vitamins.

Intellectual Property

We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks and copyrights. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of January 1, 2003, we owned approximately 936 United States patents and pending United States patent applications and approximately 3,200 corresponding patents and patent applications outside of the United States.

We believe that our patents are important to our business but that no single patent, or group of related patents, currently is of material importance in relation to our business as a whole. Patents for individual products extend for varying periods of time according to the date a patent application is filed or a patent is granted and the term of patent protection available in the jurisdiction granting the patent. The scope of protection provided by a patent can vary significantly from country to country.

Our strategy is to develop patent portfolios for our research and development projects in order to obtain market exclusivity for our products in our major markets. Although the expiration of a patent for a product normally results in the loss of market exclusivity, we may continue to derive commercial benefits from these products. We routinely monitor the activities of our competitors and other third parties with respect to their use of intellectual property. If we believe our patents have been infringed, we generally file patent infringement suits with the appropriate courts. We aggressively assert the patents we hold relating to our lines of business. We vigorously contest claims of infringement brought by other patent holders against us.

In addition to our patents and pending patent applications in the United States and selected non-U.S. markets, we use proprietary know-how and trade secrets in our businesses. In some instances, we also obtain from third parties licenses of the right to use intellectual property, principally patents, which are important to our businesses.

Worldwide, all of our major products are sold under trademarks that we consider in the aggregate to be important to our businesses as a whole. We consider trademark protection to be particularly important in the protection of our investment in the sales and marketing of our pharmaceutical and contact lens care and general eye care products. The scope and duration of trademark protection varies widely throughout the world. In some countries, trademark protection continues only as long as the mark is used. Other countries require registration of trademarks and the payment of registration fees. Trademark registrations are generally for fixed but renewable terms.

We rely on copyright protection in various jurisdictions to protect the exclusivity of the code for the software used in our surgical equipment. The scope of copyright protection for computer software varies throughout the world, although it is generally for a fixed term which begins on the date of copyright registration.

Philanthropic Efforts

We have a longstanding commitment to bringing ophthalmic products to those who would not otherwise have access to them. Our Medical Missions Program supported more than 840 humanitarian efforts in 2002 involving over 2,700 volunteer eye care professionals in 82 countries. Using products that we provided without charge, these eye care professionals performed 19,000 cataract procedures in 2002. We also conduct a glaucoma assistance program in the United States, which provided Alcon glaucoma products to more than 26,700 patients in 2002.

Government Regulation

Overview

We are subject to comprehensive government controls governing the research, design, clinical and non-clinical development, manufacturing, labeling, advertising, promotion, safety and other reporting, storage, distribution, import, export and marketing of our products in essentially all countries of the world. National health regulatory agencies generally require pre-approval of pharmaceutical and medical devices prior to their entry into that country's marketplace. State and local laws also apply to our activities. This section summarizes the applicable regulations in the United States, European Union and Japan. Please also refer to "Risk Factors - Risks Related to Our Business and Industry - We are subject to extensive government regulation that increases our costs and could prevent us from selling our products."

Pharmaceutical Development and Registration Process in the United States

The pharmaceutical research, development and registration process in the United States is typically intensive, uncertain, lengthy and rigorous and can generally take several years, or more, depending on the product under consideration. During pre-clinical testing, studies are conducted to demonstrate the activity of the compound against the targeted disease in animal models and to evaluate the effects of the new drug candidate on other organ systems in order to assess its potential therapeutic effectiveness relative to its safety.  This testing includes studies on the chemical and physical stability of candidate formulations, as well as biological testing of the compound.

In order for human clinical studies of a new drug to commence in the United States, an Investigational New Drug Application, or IND, must be filed with the FDA; similar notifications are required in other countries. In general, studies may begin in the United States without specific approval by the FDA after a 30-day review period has passed. However, the FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated.  Studies are also subject to review by independent institutional review boards, or IRBs, responsible for overseeing studies at particular sites and protecting human research study subjects.  An IRB may prevent a study from beginning or suspend or terminate a study once initiated.

Clinical testing generally follows a prescribed format that involves initial exposure to normal, non-diseased subjects in Phase I clinical trials, followed by exposure of patients with disease to the new drug candidate in larger Phase II and Phase III clinical trials. United States law requires that studies conducted to support approval of a new drug be "adequate and well-controlled" as a way to control possible bias. This generally means that a control, either a placebo or a drug already approved in the market for the same disease, is used as a reference.  Studies must also be conducted and monitored in accordance with good clinical practice and other requirements.

Following the completion of clinical trials, we thoroughly analyze the data to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, a New Drug Application, or NDA, is filed with the FDA along with proposed labeling for the product and information about the manufacturing processes and facilities that will be used to ensure product quality. The FDA has committed generally to review and make a recommendation for approval of a new drug within 10 months, and of a new "priority" drug within 6 months, although final FDA action on the NDA can take substantially longer and may involve review and recommendations by an independent FDA advisory committee.  The FDA may conduct a pre-approval inspection of the current good manufacturing practice requirements.  The FDA may not approve an NDA, or may require revisions to the product labeling, require that additional studies be conducted prior to or as a condition of approval, or impose other limitations or conditions on product distribution.

Generic drugs are approved through a different abbreviated process.  Generally an abbreviated new drug application, or ANDA, is filed with the FDA.  The ANDA must seek approval of a drug product that has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use (labeling) as a so-called "reference listed drug" approved under an NDA with full supporting data to establish safety and effectiveness.  Only limited exceptions exist to this ANDA sameness requirement, including certain limited variations approved by the FDA through a special petition process.  The ANDA must also contain data from smaller scale clinical testing to demonstrate that the product covered by the ANDA is absorbed in the body at the same rate and to the same extent as the reference listed drug.  This is known as bioequivalence.  In addition, the ANDA must contain information regarding the manufacturing processes and facilities that will be used to ensure product quality, and must contain certifications to patents listed with the FDA for the reference listed drug.

Special procedures apply when an ANDA contains certifications stating that such a listed patent is invalid or not infringed, and if the owner of the patent or the NDA for the reference listed drug brings a patent infringement suit within a specified time, an automatic stay bars FDA approval of the ANDA for a specified period of time pending resolution of the suit or other action by the court.  The first complete ANDA filed with the FDA that contains a certification challenging the patents listed with the FDA for a reference listed drug is also eligible to receive 180 days of exclusivity during which the FDA is prohibited from approving subsequent ANDAs.  Various proposals have been made to revise aspects of these laws, either by legislation or FDA rulemaking.  The applicable rules are thus subject to potential change in the future.

As a general matter, the amount of testing and effort that is required to prepare and submit an ANDA is substantially less than that required for an NDA.  Conducting the necessary formulation development work, performing the bioequivalence testing, and preparing the ANDA typically takes one to three years, although the time can be shorter or longer.  FDA review and approval can take two years, although this time can also be shorter or longer.

Medical Device Development and Registration Process in the United States

Medical devices, including IOLs and surgical equipment used in cataract procedures and laser refractive surgery, are also subject to regulation in the United States by the FDA. Approval to market new device products is, in general, achieved by a process not unlike that for new pharmaceuticals, requiring submission of extensive pre-clinical and clinical evaluations in a new product application. The process of developing data sufficient to support a regulatory filing on a new device is costly and generally requires at least several years for completion.

In the United States, medical devices are classified by the FDA as Class I, Class II or Class III based upon the level of risk presented by the device. Class I devices present the least risk and are generally exempt from the requirement of pre-market review. Certain Class II devices are also exempt from pre-market review. Most Class II devices and certain Class III devices are marketed after submission of a pre-market notification under a process which is known as a 510(k) notification procedure. The pre-market notification must demonstrate that the proposed device is "substantially equivalent" in intended use and in safety and effectiveness to a legally marketed "predicate device." Other Class III devices and devices not substantially equivalent to a predicate device are subject to the most stringent regulatory review and cannot be marketed for commercial sale in the United States until the FDA grants a pre-market approval, a PMA, for the device.

If the FDA's evaluation of a PMA application is favorable, the FDA typically issues an "approvable letter" requiring the applicant's agreement to comply with specific conditions, to supply specific additional data or information or to finalize the labeling, in order to secure final approval of the PMA application. Once the conditions contained in the approvable letter are satisfied, the FDA will issue a PMA order for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA order can include post-approval conditions that the FDA believes are necessary to ensure the safety and effectiveness of the device including, among other things, post-market studies or restrictions on labeling, promotion, sale and distribution. Products manufactured and distributed pursuant to a PMA are subject to extensive, ongoing regulation by the FDA. The FDA review of a PMA application generally takes one to two years from the date the application is accepted for filing but may take significantly longer.  FDA performance targets and User Fees, similar to those utilized for New Drug products, are being introduced for Medical Device products in 2003.  The User Fee legislation is intended to help shorten overall review times as various FDA performance goals take effect; however, the impact of these target review times on Alcon is not known at this time.

Pharmaceutical and Medical Device Registration Outside the United States

European Union

In the European Union, our products are subject to extensive regulatory requirements. As in the United States, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by regulatory agencies. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities.

In common with the United States, the various phases of pre-clinical and clinical research are subject to significant regulatory controls.  Although the regulatory controls on clinical research are currently undergoing a harmonization process following the adoption of the Clinical Trials Directive 2001/20/EC, there are currently significant variations in the member state regimes.  However, all member states currently require institutional review board approval of interventional clinical trials.  With the exception of United Kingdom phase 1 studies in healthy volunteers, all clinical trials require either prior governmental notification or approval. Most European regulators also require the submission of adverse event reports during a study and a copy of the final study report.

In the European Union, approval of new medicinal products can be obtained only through one of two processes:

  Mutual recognition procedure.  An applicant submits an application in one European Union member state, known as the Reference Member State. Once the Reference Member State has granted the marketing authorization, the applicant may choose to submit applications in other concerned member states, requesting them to mutually recognize the marketing authorization already granted. Under this mutual recognition process, authorities in other concerned member states have 55 days to raise objections, which must then be resolved by discussions among the concerned member states, the Reference Member State and the applicant within 90 days of the commencement of the mutual recognition procedure. If any disagreement remains, all considerations by authorities in the concerned member states are suspended and the disagreement is resolved through an arbitration process. The mutual recognition process results in separate national marketing authorizations in the Reference Member State and each concerned member state.

  Centralized procedure.  This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other "innovative medicinal products with novel characteristics." Under this procedure, an application is submitted to the European Agency for the Evaluation of Medical Products. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee on Proprietary Medical Products. If this opinion is favorable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

The European Union is currently expanding its membership, with a number of eastern European countries expected to join over the coming years. Several other European countries outside of the European Union, particularly those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

The European Union regulatory regime for most medical devices became mandatory in June 1998. Under this regime, a medical device may be placed on the market within the European Union if it conforms with certain "essential requirements." The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. To assist manufacturers in satisfying the essential requirements, the European Commission has requested the preparation of standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized quality standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

Manufacturers must demonstrate that their devices conform with the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. Medical devices in all but the lowest risk classification are also subject to a conformity assessment, which includes a review of the manufacturer's quality systems and certification by a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities.

Japan

In Japan, our largest market outside of the United States, the regulatory process is equally complex. Pre-marketing approval and clinical studies are required, as is governmental reimbursement approval for medical devices and pharmaceuticals. The regulatory regime for pharmaceuticals in Japan has historically been so lengthy and costly that it has been cost-prohibitive for many pharmaceutical companies. Historically, Japan has required that all clinical data submitted in support of a new drug application be performed on Japanese patients. This has slowed the development of some new drugs in Japan. Recently, however, as a part of the global drug harmonization process, Japan has signaled a willingness to accept United States or European Union patient data when submitted along with a "bridging" study, which demonstrates that Japanese and non-Japanese subjects react comparably to the product. This approach, which is executed on a case-by-case basis, enables companies like Alcon to reduce the time to approval and introduction of new drugs into the Japanese market, and we are currently employing these approaches to petition for approval of new ocular drugs in Japan.

Other Regulation

Ongoing Reporting

Following approval, a pharmaceutical or device company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including any cases of adverse events and appropriate quality control records.  Some medical devices also may be subject to tracking requirements.

Advertising and Promotion

Drug and medical device advertising and promotion are subject to federal and state regulations. In the United States, the FDA regulates all company and product promotion, including direct-to-consumer advertising. Promotional materials must be submitted to the FDA. Violative materials may lead to FDA enforcement action.  The U.S. Federal Trade Commission ("FTC") also has certain authority over medical device advertising.  In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising.

Manufacturing

In the United States, the European Union and Japan, the manufacturing of our products is subject to comprehensive and continuing regulation. These regulations require us to manufacture our products in specific approved facilities and in accordance with their quality system rules and/or current Good Manufacturing Practices, and to list or notify our products and register or authorize our manufacturing establishments with the government agencies, such as the FDA. These regulations also impose certain organizational, procedural and documentation requirements upon us with respect to manufacturing and quality assurance activities. Our manufacturing facilities are subject to comprehensive, periodic inspections by the FDA and other regulatory agencies.

Lasers

In the United States, our lasers are subject to the Electronic Product Radiation Control provisions of the Federal Food, Drug, and Cosmetic Act, previously codified as the Radiation Control for Health and Safety Act, which are administered by the Center for Devices and Radiological Health of the FDA. This law requires laser manufacturers to file new product and annual reports, comply with performance standards and maintain quality control, product testing and sales records. In addition, lasers sold to end users must comply with labeling and certification requirements. Various warning labels must be affixed to the laser depending on the class of the product under the performance standard.

Other

Our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous regulatory authorities, including, in the United States, the FDA, the FTC the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, and state and local governments. Among other laws and requirements, our post-approval manufacturing and promotion activities must comply with the Federal Food, Drug, and Cosmetic Act and the implementing regulations of the FDA, and we must submit post-approval reports required by these laws.  We must file marketing authorization variations or supplemental applications with FDA or other regulators and obtain their approval for labeling, manufacturing, and other product changes, depending on the nature of the changes.  Our distribution of pharmaceutical samples to physicians must comply with applicable rules, including the Prescription Drug Marketing Act. Our sales, marketing and scientific/educational programs must comply with the medicines advertising and anti-bribery rules, such as anti-kickback provisions of the Social Security Act and similar state laws. Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990.  If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Finally, certain jurisdictions have other trade regulations from time to time to which our business is subject such as technology or environmental export controls and political trade embargoes.

Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts.  In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead FDA to modify or withdraw a product approval.

Environmental, Health and Safety

We are subject to a wide range of laws and regulations relating to protection of the environment and employee health and safety.  In addition, internal corporate policies and procedures provide a common format for managing these aspects of our business. Our manufacturing facilities, research and development and other support operations undergo regular internal audits relating to environmental, health and safety requirements.  Our facilities in the United States are required to comply with applicable Environmental Protection Agency and Occupational Safety and Health Administration regulations. Our facilities outside the United States are required to comply with locally mandated regulations that vary by country.  Alcon continues to obtain certifications under the internationally recognized environmental standard ISO 14001.  Currently our ISO 14001 certified European facilities include the Puurs, Belgium facility for Custom Pak® products, the Barcelona, Spain pharmaceutical facility and the Madrid, Spain pharmaceutical facility. In addition, the R&D facility in Fort Worth, Texas has been certified under this standard.   Alcon has also developed its own internal Alcon Environmental Management System based on the core elements of ISO 14001 and implemented this system at all of our other domestic and international manufacturing locations. Based upon our reviews and the outcome of local, state and federal inspections, we believe that our manufacturing facilities are in substantial compliance with all applicable environmental, health and safety requirements.

We are subject to environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act, that require the cleanup of soil and groundwater contamination at sites currently or formerly owned or operated by us, or at sites where we may have sent waste for disposal. These laws often require parties to fund remedial action at sites regardless of fault.  We have been named as a potentially responsible party with respect to the remediation costs at two sites which are in the process of being remediated or might be remediated in the future.  As a result of our long history of manufacturing operations, there may be other sites for which we may be responsible for all or a portion of the clean-up costs.  However, we believe that we have adequate reserves for our currently known remediation matters and that such matters will not have a material adverse effect on our results of operation, liquidity or consolidated financial position.  In an effort to ensure ongoing compliance with applicable environmental laws and regulations, we have a program to continually monitor waste, air emissions, ozone depletion components and energy consumption.

We are not aware of any pending litigation or significant financial obligations arising from current or past environmental practices that are likely to have a material adverse impact on our financial position.  There can be no assurance, however, that environmental problems relating to properties owned or operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part.  In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection and waste disposal.

Price Controls

In many of the markets where we operate, the prices of pharmaceutical products are subject to direct price controls (by law) and to drug reimbursement programs with varying price control mechanisms.

In the United States, debate over the reform of the health care system has resulted in an increased focus on pricing.  Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs. Various states have adopted mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products.  In addition, the current national debate over Medicare reform could increase pricing pressures.  If Medicare reform results in the provision of outpatient pharmaceutical coverage for beneficiaries, the United States government could use its enormous purchasing power to demand discounts from pharmaceutical companies thereby creating de facto price controls on prescription drugs.  On the other hand, Medicare drug reimbursement legislation may increase the volume of pharmaceutical drug purchases, offsetting, at least in part, potential price discounts. We expect that pressures on pricing and operating results will continue.

In the EU, governments influence the price of pharmaceutical products and medical devices through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state.  Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the UK which evaluates the data supporting new medicines and passes reimbursement recommendations to the government.  In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

In Japan, the National Health Ministry biannually reviews the pharmaceutical prices of individual products.  In the past, these reviews have resulted in price reductions.  In the 2002 biannual review, the Japanese government lowered procedure reimbursement by about 20% for cataract surgery.  This action places downward pressure on sales of our products for cataract surgery in Japan. We expect a similar price review in 2004, in line with the government's previously announced plan for controlling health care costs.

    ORGANIZATIONAL STRUCTURE

    Alcon, Inc. is the parent holding company of the worldwide group of Alcon companies.  It owns 100% of the common voting stock in Alcon Holdings Inc., the holding company for our U.S. operations.  The U.S. operations include a diverse group of legal entities.  Alcon Manufacturing, Ltd. is our U.S. manufacturing arm.  It has operations in Texas, California, Pennsylvania, and West Virginia.  Alcon Laboratories, Inc. is our selling, marketing, and distribution arm with physical locations in Texas, California, Maryland, Hawaii, and Florida.  Alcon Laboratories, Inc. also maintains sales and technical service staff in almost all 50 states and the District of Columbia.  Alcon Research, Ltd. is our research arm with operations primarily in Texas, California, and Florida.  Falcon Pharmaceuticals, Ltd. is our generic brand with headquarters in Texas. Alcon Pharmaceuticals, Inc. is a distribution operation based in Nevada.

    Alcon, Inc. directly or indirectly owns numerous other operating entities located throughout the world with significant presence in Europe, Japan, South America, Canada, and Australia.  Our International companies are primarily selling, marketing, and distribution entities, but several of these companies also have manufacturing operations and a few have small research facilities.  Some of the major companies in our International operations are Alcon Pharmaceuticals Ltd. (Switzerland), S.A. Alcon-Couvreur N.V. (Belgium), Laboratoires Alcon S.A. (France), Alcon Pharma GmbH (Germany), Alcon Laboratories (U.K.) Limited (United Kingdom), Alcon Laboratorios Argentina S.A. (Argentina), Laboratorios Alcon de Colombia, S.A. (Colombia), Alcon Laboratorios, S.A. de C.V. (Mexico), Alcon Laboratorios do Brazil Ltda. (Brazil), Alcon Laboratories (Australia) Pty. Ltd. (Australia), Alcon Canada Inc. (Canada), and Alcon Japan Ltd. (Japan).

    PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices and registered office are located at Bösch 69, P.O. Box 62, 6331 Hünenberg, Canton of Zug, Switzerland. Our principal United States offices are located at 6201 South Freeway, Fort Worth, Texas 76134.

We believe that our current manufacturing and production facilities have adequate capacity for our medium-term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we continuously review the capacity and utilization of our manufacturing facilities. The FDA and other regulatory agencies regulate the approval for use of manufacturing facilities for pharmaceuticals and medical devices, and compliance with these regulations requires a substantial amount of validation time prior to start-up and approval. Accordingly, it is important to our business that we ensure we have sufficient manufacturing capacity to meet our future production needs. We presently anticipate expanding the capacity of six of our manufacturing facilities over the next two years. An expansion of our research and development facilities in Fort Worth is currently under way.

The following table sets forth, by location, size and principal use of our main manufacturing and other facilities:

Owned/

Location

Size

Principal Use(s)

Leased

(sq. feet)

United States:

Fort Worth, Texas

992,000

Research and development, administrative

Owned

buildings

Fort Worth, Texas

340,000

Pharmaceutical, contact lens care and

Owned

surgical solutions

Fort Worth, Texas

335,000

Pharmaceutical and small volume consumer

Owned

products

Houston, Texas

360,000

Surgical (Custom Paks ® and consumables)

Owned

Irvine, California

189,199

Surgical (electronic instruments and

Leased

consumables), research and development

Huntington, West Virginia

116,000

Surgical (intraocular lenses)

Owned

Sinking Spring, Pennsylvania

162,000

Surgical (hand-held instruments and

Owned

consumables)

Orlando, Florida

73,600

Surgical (refractive equipment), research

Leased

and development

Outside of the United States:

Barcelona, Spain

493,266

Pharmaceutical, contact lens care,

Owned

research and development

Puurs, Belgium

411,000

Pharmaceutical, contact lens care,

Owned

surgical (viscoelastics and Custom Paks ®)

Kaysersberg, France

120,000

Pharmaceutical, contact lens care

Owned

Madrid, Spain

96,490

Contact lens care

Owned

Sao Paulo, Brazil

88,738

Pharmaceutical, contact lens care

Owned

Cork, Ireland

51,000

Surgical (refractive equipment)

Leased

Schaffhausen, Switzerland

25,000

Surgical (microsurgical instruments)

Leased

Mexico City, Mexico

12,000

Pharmaceutical, contact lens care

Owned

Beijing, China

4,900

Surgical (intraocular lenses and sutures)

Leased

In addition to these principal facilities, we have office facilities worldwide. These facilities are generally leased. In some countries, we lease or sublease facilities from Nestlé.

We believe that all of our facilities and our equipment in those facilities are in good condition and are well maintained.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see "Cautionary Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview of Our Business

General

Alcon, Inc. and its subsidiaries develop, manufacture and market pharmaceuticals, surgical equipment and devices and contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses and have grown our annual sales from $82 million to over $3.0 billion primarily as a result of internal development and selected acquisitions.  In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering ("IPO").

We conduct our global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers. Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (e.g., prescription ophthalmic drugs); (ii) surgical equipment and devices (e.g., cataract, vitreoretinal and refractive); and (iii) contact lens care (e.g., disinfecting and cleaning solutions) and other vision care products (e.g., artificial tears). Business segment operations generally do not include research and development, manufacturing and other corporate functions. We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, managed care organizations, government agencies/entities and individuals.

Market Environment

Demand for health care products and services is increasing in established markets as a result of the aging of the population and the emergence of new drug therapies and treatments for previously untreatable conditions. Likewise, demand for health care products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards. As a result of these factors, health care costs are rising at a faster rate than economic growth in many countries. This faster rate of growth has led governments and other purchasers of health care products and services, either directly or through patient reimbursement, to exert pressure on the prices of health care products and services. These cost-containment efforts vary by jurisdiction.

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. For example, a Medicare prescription drug benefit program is being considered which would present opportunities and challenges for pharmaceutical companies. Some states are also moving to implement more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations have supported increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on revenues in 2002. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we need to continuously introduce medically advanced products that differentiate us from our competitors and are value priced.

The prospect of a Medicare prescription drug benefit puts additional pressure on policy makers to offset the program's cost by controlling budgets for reimbursement to surgical facilities. This impacts our industry's ability to maintain premium pricing for older technologies and non-differentiated products.  New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries.  We are preparing for this challenge by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost effective when their higher costs are compared to their measurable benefits.

Outside of the United States, third-party payor reimbursement of patients and health care providers and prices for health care products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of health care costs is widespread, governments are requiring price reductions. The economic integration by European Union members and the introduction of the euro are also impacting pricing in these markets, as more affluent member countries are requesting prices for health care products and services comparable to those in less affluent member countries. In Latin America, where there is less government reimbursement of health care costs, many of our products are paid for by private health care systems covering a small portion of the population. As a result, economic conditions in this region have a significant impact on prices and demand for health care products and services. As one example, we have recently experienced a decline in sales in Argentina, one of our largest markets in the region, as a result of economic conditions in that country.

In most of the countries in Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, many Asian countries have rebounded from the economic crises of 1997 and 1998 and demand for our products in this region has been rising. In addition, regulatory approval times are long and costs are very high in Japan, which delays the marketing of our pharmaceutical products there.  In Japan, the National Health Ministry reviews pharmaceutical prices of individual products biannually. In the past, these reviews have resulted in price decreases.  In April 2002, a round of overall price decreases went into effect, including a reduction in the total reimbursement amount for cataract and vitreoretinal surgery procedures, which puts downward pressure on products we supply. We expect a similar price review in 2004, in line with the Japanese government's previously announced plan for controlling health care costs.

Currency Fluctuations

Our products are sold in over 180 countries, and we sell products in a number of currencies in our Alcon International business segment. Our consolidated financial statements, which are presented in U.S. dollars, are impacted by currency exchange rate fluctuations through both translation risk and transaction risk. Translation risk is the risk that our financial statements for a particular period are affected by changes in the prevailing exchange rates of the various currencies of our subsidiaries relative to the U.S. dollar. Transaction risk is the risk that the currency structure of our costs and liabilities deviates to some extent from the currency structure of our sales proceeds and assets.

Our translation risk exposures are principally to the euro and Japanese yen. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, substantially all of our assets which are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk. Our Japanese and South African subsidiaries purchase goods from some of our subsidiaries in U.S. dollars and hedge a portion of these intercompany liabilities using forward contracts. We have not experienced significant gains or losses as a result of these hedging activities.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our sales and profits while a strengthening of the U.S. dollar against other currencies has a negative effect on our sales and profits. We experienced negative currency impacts as a result of the strengthening of the U.S. dollar during 2002, 2001 and 2000. In 2002, we experienced the positive effect of the weakening of the U.S. dollar against the major European currencies; however, this positive effect was offset by the increase in the value of the U.S. dollar versus the Japanese yen and Latin American currencies. During 2001, the primary cause of the negative currency impact was the strengthening of the U.S. dollar against the Japanese yen and the major European currencies, with lesser negative impacts relating to the Canadian, Australian and Brazilian currencies. During 2000, the negative currency impact was primarily due to the increase in the value of the U.S. dollar versus the major European currencies. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and contact lens care and other vision care products. Our operating revenues and operating income are affected by various factors including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products. Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor. We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies. In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure to reduce prices from governments and United States managed care organizations. We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall. Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions. We believe that our innovative and leading technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are the keys to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside of the United States, we generally do not charge a technology fee, although we charge a technology fee when our LADARWave™ Custom Cornea® Wavefront System is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

Sales of our contact lens care products are driven by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside of the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. The largest portion of these costs is salary for sales and marketing staff.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. During each of the years 2002, 2001 and 2000, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to our acquisitions and the licensing of intangible assets. Effective July 7, 2000, we acquired Summit Autonomous Inc. for a total purchase price of $948.0 million, which resulted in goodwill and intangible assets of $954.5 million. Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.  See note 3 to the consolidated financial statements.  In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2002 is estimated to decrease from $74.5 million in 2002 to $51.4 million in 2007.

In connection with the IPO, Alcon changed certain provisions of its 1994 Phantom Stock Plan.  These changes resulted in a one time $22.6 million charge to operating income during the first quarter of 2002.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

As a % of Sales

2002

2001

2000

2002

2001

2000

(in millions, except percentages)

United States

$

1,632.6

$

1,464.6

$

1,333.4

54.3

%

53.3

%

52.2

%

International

1,376.5

1,283.1

1,220.2

45.7

46.7

47.8

Total sales

3,009.1

2,747.7

2,553.6

100.0

100.0

100.0

Costs of goods sold

892.7

798.3

749.7

29.7

29.1

29.4

Gross profit

2,116.4

1,949.4

1,803.9

70.3

70.9

70.6

Selling, general and administrative

1,014.7

953.7

855.8

33.7

34.7

33.5

Research and development

323.5

289.8

246.3

10.7

10.5

9.6

In process research and development

--

--

18.5

--

--

0.7

Amortization of intangibles

74.5

117.0

86.5

2.5

4.3

3.4

Operating income

703.7

588.9

596.8

23.4

21.4

23.4

Gain (loss) from foreign currency, net

4.2

(4.8

)

0.1

0.1

(0.2

)

--

Interest income

22.2

46.6

44.1

0.8

1.7

1.7

Interest expense

(53.8

)

(107.7

)

(86.3

)

(1.8

)

(3.9

)

(3.4

)

Other, net

1.2

(9.1

)

--

--

(0.3

)

--

Earnings before income taxes

677.5

513.9

554.7

22.5

18.7

21.7

Income taxes

210.6

198.3

223.0

7.0

7.2

8.7

Net earnings

$

466.9

$

315.6

$

331.7

15.5

%

11.5

%

13.0

%

The following table sets forth, for the periods indicated, our sales and operating profit by business segment.

As a % of Sales

2002

2001

2000

2002

2001

2000

(in millions, except percentages)

ALCON UNITED STATES:

Pharmaceutical

$

707.7

$

582.9

$

513.9

43.3

%

39.8

%

38.5

%

Surgical

678.3

639.7

589.2

41.6

43.7

44.2

Contact lens care and other vision care

246.6

242.0

230.3

15.1

16.5

17.3

Total sales

$

1,632.6

$

1,464.6

$

1,333.4

100.0

%

100.0

%

100.0

%

Segment operating income(1)

$

675.3

$

544.7

$

527.7

41.4

%

37.2

%

39.6

%

ALCON INTERNATIONAL:

Pharmaceutical

$

381.8

$

344.9

$

322.3

27.7

%

26.9

%

26.4

%

Surgical

760.2

718.0

674.7

55.2

55.9

55.3

Contact lens care and other vision care

234.5

220.2

223.2

17.1

17.2

18.3

Total sales

$

1,376.5

$

1,283.1

$

1,220.2

100.0

%

100.0

%

100.0

%

Segment operating income(1)

$

428.1

$

405.9

$

384.4

31.1

%

31.6

%

31.5

%

  Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). Prior to 2002, Alcon measured performance on the basis of International Accounting Standards.  For consistency of presentation, business segment information for 2001 and 2000 has been restated on a U.S. GAAP basis. Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

The following table sets forth, for the periods indicated, Alcon International's sales and our consolidated sales by product category, and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period. All of Alcon United States' sales are in U.S. dollars, and therefore it does not experience any currency translation gains or losses.

Change

Change

in

in

Constant

Constant

2002

2001

Change

Currency(a)

2001

2000

Change

Currency (a)

(in millions, except percentages)

ALCON INTERNATIONAL:

Pharmaceutical

$

381.8

$

344.9

10.7%

13.7%

$

344.9

$

322.3

7.0%

13.5%

%

Surgical

760.2

718.0

5.9

5.6

718.0

674.7

6.4

14.2

Contact lens care and other vision care

234.5

220.2

6.5

8.7

220.2

223.2

(1.3)

6.3

Total sales

$

1,376.5

$

1,283.1

7.3

8.3

$

1,283.1

$

1,220.2

5.2

12.5

TOTAL:

Pharmaceutical

$

1,089.5

$

927.8

17.4

18.6

$

927.8

$

836.2

11.0

13.5

Surgical

1,438.5

1,357.7

6.0

5.8

1,357.7

1,263.9

7.4

11.6

Contact lens care and other vision care

481.1

462.2

4.1

5.1

462.2

453.5

1.9

5.7

Total sales

$

3,009.1

$

2,747.7

9.5%

10.0%

$

2,747.7

$

2,553.6

7.6%

11.1%

%

Currency effect is determined by comparing adjusted 2002 reported amounts, calculated using 2001 monthly average exchange rates, to the actual 2001 reported amounts.  The same process was used to compare 2001 to 2000. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  This measure provides information on sales growth assuming that foreign currency exchange rates have not changed between years.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2002 compared to year ended December 31, 2001

Sales

Global

Global sales increased 9.5% to $3,009.1 million in 2002 from $2,747.7 million in 2001. Sales growth, in terms of constant currency, was slightly higher at 10.0%. The negative impact of foreign currency fluctuations on sales growth was mostly confined to Latin American countries and Japan.

Global sales growth was led by the performance of our pharmaceutical business which delivered $1,089.5 million in revenue for 2002, an increase of 17.4% (18.6% in constant currency) over 2001. TRAVATAN®
, our newest entrant into the glaucoma market, generated $70.9 million in global sales in 2002 compared to $15.8 million in 2001. The settlement of all pending patent and trademark litigation over TRAVATAN®
 with Pharmacia Corporation during the fourth quarter of 2002 assured Alcon's continued right to sell the product globally without restriction. Our major allergy product, Patanol®, had an outstanding year and generated sales of $198.3 million in 2002, a 28.3% (29.0% in constant currency) increase over 2001 sales of $154.5 million. 2002 sales of our other key branded pharmaceutical products Tobradex®
, Ciloxan®
 and Cipro®
 HC increased by 10.9%, 19.8% and 41.1%, respectively, over 2001.

Global sales of our surgical business grew 6.0% during 2002 to $1,438.5 million from $1,357.7 million in 2001. The growth was primarily attributable to cataract and vitrectomy products, which include intraocular lenses, surgical equipment, devices and disposable products. Sales of products in our refractive product line declined by $16.0 million, in line with the trend of the industry in 2002, and reflected a slowdown in global economic activity that diminished both consumer confidence and demand for elective laser corrective surgery. Excluding the refractive line, sales for our surgical business increased 7.6% to $1,377.9 million from $1,281.1 million. We initiated a voluntary recall and termination of our SKBM®
 microkeratome product line during the fourth quarter of 2002 due to a small number of complaints that the applanation glass on the head of the handpiece could loosen or become misaligned. SKBM®
 microkeratome sales in 2002 were approximately $3 million.

Our global consumer eye care business, which consists of contact lens care and other general eye care products, grew 4.1% (5.1% in constant currency) to $ 481.1 million in 2002 from $462.2 million in 2001. Sales of OPTI-FREE®
 disinfectants accounted for over 50% of the consumer line, or $264.5 million, and grew 5.4% over 2001 sales of $250.9 million.

United States

Sales in the United States increased 11.5% to $1,632.6 million in 2002 from $1,464.6 million in 2001. Sales in our pharmaceutical business were consistent with the global trend and were primarily responsible for the growth in U.S. sales, with 2002 sales of $707.7 million, representing a 21.4% increase over 2001 sales of $582.9 million.  Sales of TRAVATAN®
, which was launched in the U.S. for glaucoma treatment in 2001, increased to $44.5 million in 2002 from $13.4 million in 2001. Strong double-digit growth rates in U.S. sales were achieved for key therapeutic market segments by our branded products Patanol®
 at 29.2%, Ciloxan®
 at 21.3%, Tobradex®
 at 12.0% and Cipro®
 HC at 42.8%. Late in 2002, we filed a New Drug Application with the United States Food and Drug Administration ("FDA") for the ophthalmic use of moxifloxacin, a fourth-generation fluoroquinolone antibiotic that we believe will be a significant advance in the topical treatment and prevention of ocular infections.

Sales in our U.S. surgical business totaled $678.3 million in 2002, a 6.0% gain over prior year sales of $639.7 million. Sales from our line of cataract and vitrectomy products increased 9.2% to $641.1 million in 2002 from $587.3 million in 2001, but were offset by a decline of 29.0% in the refractive line to $37.2 million in 2002 from $52.4 million in 2001. We were pleased to receive FDA approval in late 2002 for our new LADARWave™
 technology for customized wavefront-guided laser eye surgery in the treatment of myopia. Our consumer eye care business achieved modest growth of 1.9% in 2002 to $246.6 million from $242.0 million in 2001. Within the contact lens care line, sales related to our OPTI-FREE®
 disinfectant franchise increased 2.9% in 2002 to $143.0 million from $139.0 million in 2001in a slow growing market segment. Following FDA approval, we commenced shipping OPTI-FREE®
 EXPRESS®
 No Rub™
 multipurpose disinfecting solution during the fourth quarter of 2002 with our new "Lasting Comfort" claim.

International

Sales outside the United States increased 7.3% (8.3% in constant currency) to $1,376.5 million in 2002 from $1,283.1 million in 2001. The market economies of Brazil and Argentina were largely accountable for the negative impact of currency exchange on sales growth.  Sales growth in Japan, our second largest global market, lagged behind 2001 due to a weak yen and downward pricing pressures inflicted by reimbursement reductions and new generic competition against our BSS Plus®
 surgical irrigating solution. The euro and other major currencies strengthened against the U.S. dollar over the course of the year.

Sales for our pharmaceutical business outside the United States in 2002 increased to $381.8 million from $344.9 million in 2001, registering growth of 10.7% (13.7% in constant currency). TRAVATAN®
 was successfully launched in several major European markets in 2002 and recorded sales in more than 50 countries outside the United States. Tobradex®
 and Ciloxan®
 also made significant contributions to the pharmaceutical business totaling $55.5 million in 2002 sales. Sales of our international surgical business increased 5.9% (5.6% in constant currency) in 2002 to $760.2 million in 2002 from $718.0 million in 2001 with broad based growth across our line of cataract and vitrectomy products. Sales from our refractive business were also subject to difficult global economic conditions and declined 3.3% (3.7% in constant currency) in 2002 to $23.4 million from $24.2 million in 2001. However, in December 2002, the first international sale of our new LADARWave™
 custom ablation system was recorded in Australia. Sales for our consumer eye care business outside the United States advanced 6.5% (8.7% in constant currency) to $234.5 million in 2002 from $220.2 million in 2001. Our OPTI-FREE®
 disinfectant franchise grew 8.6% (9.4% in constant currency) to $121.5 million in 2002 from $111.9 million in 2001.

Gross Profit

Gross profit increased 8.6% to $2,116.4 million in the year ended December 31, 2002 from $1,949.4 million in 2001.  However, gross profit as a percent of sales decreased to 70.3% in the year ended December 31, 2002 from 70.9% in 2001.  Some of this decrease was due to charges of $2.5 million in 2002 related to changes made to an employee deferred compensation plan (see note 1 to the consolidated financial statements) and costs associated with the write-off of SKBM® microkeratome inventory and related manufacturing equipment of $5.9 million, as well as negative currency effects and variations in product mix. The impact of these particular charges and costs reduced gross profit as a percent of sales for the year ended December 31, 2002 by 0.3 percentage points.

Operating Expenses

Selling, general and administrative expenses increased 6.4% to $1,014.7 million in the year ended December 31, 2002 from $953.7 million in 2001.  This increase in expenses included charges of $9.3 million in 2002 related to changes made to an employee deferred compensation plan and $14.1 million of customer refunds and other costs associated with the decision to recall and terminate the SKBM® microkeratome product line. Selling, general and administrative expenses decreased as a percent of sales to 33.7% in the year ended December 31, 2002 from 34.7% in 2001. This percentage decrease is primarily due to overall attention to cost control, as well as lower direct-to-consumer advertising in 2002 as compared to 2001 and reduction of legal expenses as certain intellectual property dispute cases were settled in 2002.

Research and development expenses increased 11.6% to $323.5 million in the year ended December 31, 2002 from $289.8 million in 2001.  This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products and charges of  $4.8 million incurred in 2002 related to changes made to an employee deferred compensation plan. Research and development expenses increased slightly as a percent of sales to 10.7% in the year ended December 31, 2002 from 10.5% in 2001.

Amortization of intangibles decreased 36.3% to $74.5 million in the year ended December 31, 2002 from $117.0 million in 2001.  The decrease is primarily due to the implementation of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as discussed in note 3 to the consolidated financial statements.  In connection with the voluntary recall and termination of the SKBM® microkeratome product line in the fourth quarter of 2002, a $5.9 million impairment loss on intangible assets was recorded as amortization.

Operating Income

Operating income increased 19.5% to $703.7 million in the year ended December 31, 2002 from $588.9 million in 2001.  Operating income was negatively impacted by charges of $16.6 million in 2002 related to changes made to an employee deferred compensation plan and $25.9 million of SKBM® microkeratome recall and termination costs.  Compared to 2001, operating income was favorably impacted by $42.5 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142. The impact of these items on operating income was a decrease of $42.5 million in 2002 and $42.5 million in 2001.

Alcon United States business segment operating income increased 24.0% to $675.3 million in the year ended December 31, 2002 from $544.7 million in 2001.  Operating income was favorably impacted by $20.7 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142.  In addition, gross margin improvements and reduced selling, general and administrative spending were partially offset by $12.6 million of costs associated with the decision to recall and terminate the SKBM® microkeratome.

Alcon International business segment operating income increased 5.5% to $428.1 million in the year ended December 31, 2002 from $405.9 million in 2001.  Operating income was favorably impacted by $21.8 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142.  This favorability was offset by one time costs of $13.3 million related to the decision to recall and terminate the SKBM® microkeratome.  Gross margins as a percentage of sales were negatively impacted due to the geographical sales mix and the difficult economic conditions in Latin America.  Changes in exchange rates also negatively affected International business segment results.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.  Operating income for these two business segments is determined in accordance with U.S. GAAP.  Prior to 2002, Alcon measured performance on the basis of International Accounting Standards.  For consistency of presentation, business segment information for 2001 has been restated on a U.S. GAAP basis.

Interest and Other Expenses

Interest income decreased 52.4% to $22.2 million in the year ended December 31, 2002 from $46.6 million in 2001, as a result of lower short term interest rates in 2002 and a lower average investment balance.  Interest expense decreased 50.0% to $53.8 million in the year ended December 31, 2002 from $107.7 million in 2001, as a result of lower short term interest rates and lower average borrowings.

Because the proceeds from the March 2002 IPO of Alcon common shares were not used to redeem the Alcon preferred shares held by Nestlé until May 29, 2002, they were used to reduce short term borrowings and to make short term investments during that period.  If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred.

Other, net, for the year ended December 31, 2002 reflected a $1.2 million gain on the sale of a marketable equity investment acquired as a result of the Summit acquisition. An impairment loss of $9.1 million was recorded in 2001 on this investment.

Income Tax Expense

Income tax expense increased 6.2% to $210.6 million in the year ended December 31, 2002 from $198.3 million in 2001, mainly due to higher earnings.  The effective tax rate decreased to 31.1% in the year ended December 31, 2002 from 38.6% in 2001 mainly due to a larger portion of our earnings relating to jurisdictions with lower tax rates than in 2001, tax settlements and the impact of implementing FASB Statement 142.

Net Earnings

Net earnings increased 47.9% to $466.9 million in the year ended December 31, 2002 from $315.6 million in 2001.  Excluding the impact of certain expenses for:

  changes to an employee deferred compensation plan of $10.4 million, net of income taxes, SKBM® microkeratome recall and termination costs of $17.9 million, net of income taxes, and the estimated impact of the IPO proceeds on net interest expense of $6.5 million, net of income taxes in 2002, and adjusting 2001 for the impact of goodwill amortization of $40.2 million, net of income taxes, to reflect the 2002 change in accounting method and impairment loss on a marketable equity investment acquired as a result of the acquisition of Summit of $6.1 million, net of income taxes, proforma net earnings increased 35.0% to $488.7 million for the year ended December 31, 2002 from $361.9 million in 2001.

Actual to Proforma Reconciliation

2002

2001

(in millions)

Net earnings, as reported

$

466.9

$

315.6

Certain expenses:

2002 expense for changes to employee deferred compensation plan

16.6

--

2002 estimated impact of IPO proceeds on net interest expense

(9.5

)

--

2002 expense for SKBM® recall and termination

25.9

--

2001 impairment loss on a marketable equity investment

--

9.1

Add back 2001 goodwill amortization for 2002 change in accounting method under

FASB Statement 142

--

42.5

Income tax effects of above items

(11.2

)

(5.3

)

Proforma net earnings

$

488.7

$

361.9

Year ended December 31, 2001 compared to year ended December 31, 2000

Sales

Global

Sales increased 7.6% to $2,747.7 million in the year ended December 31, 2001 from $2,553.6 million in 2000, mainly due to a weighted growth of 9.2% in unit volume (excluding the Summit acquisition) and offset in part by a 3.5% negative currency impact due to the strength of the U.S. dollar compared to most major currencies. The Summit acquisition contributed 1.6 percentage points of the 2001 growth. At a constant exchange rate and excluding the impact of the Summit acquisition, sales increased by 9.5% during this period. Our pharmaceutical sales during this period experienced growth of 11.0%, driven by increased sales of our key pharmaceutical products and the launch of TRAVATAN®. Sales of surgical products and contact lens care and other vision care products grew 7.4% and 1.9%, respectively, during the period. Our surgical sales for the year ended December 31, 2001 included twelve months of sales of refractive products and related fees while our surgical sales for 2000 only included sales of refractive products from July 7, 2000 to December 31, 2000, as a result of the Summit acquisition.

United States

Sales by Alcon United States increased 9.8% to $1,464.6 million in the year ended December 31, 2001 from $1,333.4 million in 2000, principally from increases in unit volume (excluding the Summit acquisition) and a 2.4% increase in sales as a result of the Summit acquisition. Pharmaceutical sales by Alcon United States increased 13.4% to $582.9 million in the year ended December 31, 2001 to $513.9 million in 2000, with strong performance across major products, including TobraDex ®, Patanol ®, Ciloxan ® and Cipro® HC Otic, and the launch of TRAVATAN®. Surgical product sales by Alcon United States rose 8.6% to $639.7 million in the year ended December 31, 2001 from $589.2 million in 2000, mainly due to the Summit acquisition, but partially offset by weaker refractive sales during the second half of 2001, and growth of 3.4% in sales of cataract and vitreoretinal products, mostly arising from increases in market share. Contact lens care and other vision care product sales by Alcon United States increased 5.1% to $242.0 million in the year ended December 31, 2001 from $230.3 million in 2000. Most of this growth in contact lens care product sales resulted from market share gains by OPTI-FREE® EXPRESS® NoRub™, partially offset by declines in sales of our daily and enzymatic contact lens care products.

International

Sales by Alcon International increased 5.2% to $1,283.1 million in the year ended December 31, 2001 from $1,220.2 million in 2000, mainly due to a strong increase in unit volumes (excluding the Summit acquisition) that was largely offset by a 7.4% decline due to negative currency fluctuations from the strengthening of the U.S. dollar against most major currencies. At a constant exchange rate and excluding the Summit acquisition, sales outside of the United States increased 11.8%, driven largely by growth across all major European countries, Canada, Taiwan and Brazil in addition to developing countries in Eastern Europe and Asia. Pharmaceutical sales by Alcon International increased 7.0% (or 13.5% excluding the impact of currency fluctuations) to $344.9 million in the year ended December 31, 2001 from $322.3 million in 2000, mainly due to the registration and launch of Azopt ® in additional countries and to a lesser extent due to growth in sales of TobraDex ®. Surgical product sales by Alcon International increased 6.4% (or 14.2% excluding the impact of currency fluctuations) to $718.0 million in the year ended December 31, 2001 from $674.7 million in 2000 as a result of increases in sales of cataract products, particularly AcrySof ® single-piece intraocular lenses, Custom Paks ® and viscoelastics, which are viscous liquids used to maintain the shape of the eye during surgery, and vitreoretinal products, together with additional sales associated with our acquisition of Summit, which accounted for almost half of the growth. Contact lens care and other vision care products sales by Alcon International declined 1.3% (but would have risen 6.3% on a constant currency basis) to $220.2 million in the year ended December 31, 2001 from $223.2 million in 2000 reflecting negative currency fluctuations, which were largely offset by increased sales of OPTI-FREE ® multi-purpose disinfecting solution in Japan. In most markets outside of Japan, the contact lens care market declined as consumers continued to convert to frequent replacement lenses and one-step multi-purpose disinfecting solutions, which sharply reduced sales of enzymatic and other daily cleaners.

Gross Profit

Gross profit increased 8.1% to $1,949.4 million in the year ended December 31, 2001 from $1,803.9 million in 2000, resulting in an increase in gross profit as a percentage of sales to 70.9% in the year ended December 31, 2001 from 70.6% in 2000. This increase in gross margin was due mainly to strong sales of our pharmaceutical products and intraocular lenses and lower average manufacturing costs per unit, which offset the negative currency impact of the strengthening of the U.S. dollar during the last three quarters of 2001.

Operating Expenses

Selling, general and administrative expenses increased 11.4% to $953.7 million in the year ended December 31, 2001 from $855.8 million in 2000. This increase was due mainly to an increase in the size of our sales force, principally in the second half of 2001, in connection with the launch of TRAVATAN ® and other expenses related to this launch and more frequent use of direct-to-consumer advertising campaigns. Research and development expenses increased 17.7% to $289.8 million in the year ended December 31, 2001 from $246.3 million in 2000, excluding our write-off of in-process research and development of $18.5 million in 2000 as a result of the Summit acquisition. This increase represented continued investment across all major therapeutic areas. Amortization of intangible assets increased 35.3% to $117.0 million in the year ended December 31, 2001 from $86.5 million in 2000. Amortization of intangible assets arising as a result of the acquisition of Summit (totaling approximately $72.0 million in 2001 and $36.0 million in 2000) is primarily responsible for this increase.

Operating Income

Operating income decreased 1.3% to $588.9 million in the year ended December 31, 2001 from $596.8 million in 2000 and decreased as a percentage of sales to 21.4% from 23.4% mainly due to increased selling expenses, research and development expenses and amortization.

Alcon United States business segment operating income increased 3.2% to $544.7 million in the year ended December 31, 2001 from $527.7 million in 2000. This increase was due mainly to improved gross margins and control of general and administrative expenses, which were partially offset by additional amortization expenses associated with the Summit acquisition, an increase in the size of our sales force and higher marketing expenditures.

Alcon International business segment operating income increased 5.6% to $405.9 million in the year ended December 31, 2001 from $384.4 million in 2000, reflecting higher gross margins and improved cost controls.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. Operating income for these two business segments is determined in accordance with U.S. GAAP.  Prior to 2002, Alcon measured performance on the basis of International Accounting Standards.  For consistency of presentation, business segment information for 2001 and 2000 has been restated on a U.S. GAAP basis.

Interest and Other Expenses

Interest income increased 5.7% to $46.6 million in the year ended December 31, 2001 from $44.1 million in 2000, due to higher levels of short term investments. Interest expense increased 24.8% to $107.7 million in the year ended December 31, 2001 from $86.3 million in 2000, mainly due to increased expense (totaling approximately $60.0 million in 2001 and $33.0 million in 2000) arising from higher borrowings used to finance the Summit acquisition. The foreign currency impact decreased to a $4.8 million loss in the year ended December 31, 2001 from a $0.1 million gain in 2000. Other, net for the year ended December 31, 2001 included a $9.1 million impairment loss on a marketable equity investment acquired as a result of the acquisition of Summit.

Income Tax Expense

Income taxes declined 11.1% to $198.3 million in the year ended December 31, 2001 from $223.0 million in 2000 as a result of the taxation of a larger portion of our earnings in jurisdictions with lower tax rates, thereby reducing our effective tax rate to 38.6% during 2001 from 40.2% during 2000.

Net Earnings

Net earnings decreased 4.9% to $315.6 million in the year ended December 31, 2001 from $331.7 million in 2000. Excluding the impact of interest and amortization expense related to the acquisition of Summit, net of taxes, proforma net earnings would have increased by 7.7% in 2001 from 2000.

Actual to Proforma Reconciliation

2001

Percent

Increase

2001

2000

(Decrease)

(in millions)

Net earnings, as reported

$

315.6

$

331.7

(4.9

)%

Summit acquisition interest

60.0

33.0

Summit acquisition amortization

72.0

36.0

Income tax effects of above items

(36.5)

(19.0

)

Proforma net earnings

$

411.1

$

381.7

7.7

%

Sales by Quarter

The following table sets forth our sales by quarter since 2000.

Unaudited

2002

2001

2000

(in millions)

First

$

707

$

655

$

610

Second

809

746

699

Third

744

676

608

Fourth

749

671

637

Total

$

3,009

$

2,748

$

2,554

Our quarterly sales trends reflect seasonality in several products, including ocular allergy products and Cipro® HC Otic, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere. The sales increase during the fourth quarter of 2002 compared to third quarter was driven by a strong performance in our International business, primarily in the surgical product line. Sales of selected products increased in the second quarter of 2000 due to promotional activities, which resulted in increased wholesaler inventory levels and decreased wholesaler purchases of these products in the third quarter of 2000. In the fourth quarter of 2000, we experienced an increase in wholesaler inventory levels, which we believe was due to expected price increases in 2001.

Liquidity and Capital Resources

Cash and Investment Availability

At December 31, 2002, we had approximately $1.034 billion in cash and cash equivalents and investments, a $168 million decrease from December 31, 2001.  This decrease reflects uses of cash for financing activities of $752.7 million and investing activities of  $126.9 million in excess of cash provided by operations of $701.4 million during 2002.

IPO - Related Activities

The Company sold Alcon Germany to Nestlé's German subsidiary effective January 1, 2001 for approximately $30 million, and, under the separation agreement, Nestlé's German subsidiary sold it back to us effective January 1, 2002, for approximately $42 million.  Alcon Germany's results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

On March 20, 2002, Alcon made a payment to Nestlé of $1,243.4 million for dividends and return of capital.  This payment was financed from existing cash and cash equivalents and additional short term debt. The entire payment was considered a dividend under Swiss law.

In February 2002, prior to the IPO, Nestlé converted 69,750,000 Alcon common shares into 69,750,000 Alcon non-voting preferred shares.  On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3.634 billion.  The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 million on May 29, 2002. No dividends were paid on the preferred shares.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the year ended December 31, 2002 would have been less than reported:

Proforma

As Reported

Basic earnings per common share

$

1.51

$

1.54

Diluted earnings per common share

$

1.51

$

1.53

Basic weighted average common shares

305,878,040

301,482,834

Diluted weighted average common shares

306,906,985

302,511,780

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares.  The net proceeds to Alcon from the IPO were $2,189.0 million, after offering expenses and taxes, and were used to redeem the preferred shares on May 29, 2002.

Net proceeds of $219.1 million, after offering expenses and taxes from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

Preferred Shares of Subsidiary

In May of 2000 Alcon Holdings, Inc. ("AHI"), a wholly owned subsidiary of Alcon, issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars.  These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002 Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1.997 billion Swiss francs.  Alcon also contributed to AHI, as capital in kind, all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI's common shares and all voting rights in AHI.

On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares.  AHI paid the investors an aggregate of 2,003 million Swiss francs for the 20,000 preferred shares, which were immediately retired, and accrued dividends.  AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9 million.

Other Financing Activities

In 2002, the board of directors approved the purchase of up to 2,000,000 Alcon shares to satisfy the exercise of stock options granted to employees.  During 2002, Alcon purchased 193,500 treasury shares on the market for $7.9 million.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our Board of Directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders.  Subject to these limitations, we expect to declare a dividend based on 2002 operations of CHF 0.45 per common share, or approximately $0.33 per common share, totaling approximately $102 million depending on exchange rates.  We anticipate that the dividend, if it is approved by the shareholders on May 20, 2003, will be paid on or about June 4, 2003.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2002 was $126.9 million, including $120.9 million of capital expenditures related to improvements in our manufacturing facilities and other infrastructure. During this period, we also acquired intangible assets at a cost of $2.8 million. Our annual capital expenditures over the last three years were $120.9 million in 2002, $127.4 million in 2001 and $117.1 million in 2000, principally to expand and upgrade our manufacturing facilities.

In 2002 Alcon commenced construction of a $58 million expansion of its research and development facilities in Fort Worth, Texas, which is planned to continue through 2003.  The company also began a three-year expansion of its intraocular lens manufacturing facility in Huntington, West Virginia. Additional expenditures were made to upgrade and add capacity to other manufacturing facilities including those in Puurs, Belgium, Kaysersberg, France and Houston, Texas. We had capital expenditure commitments of $20.0 million at December 31, 2002, to expand and upgrade our manufacturing facilities and other infrastructure. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

Capital Resources

We expect to meet our current liquidity needs, including the approximately CHF 139 million (or approximately $102 million) anticipated dividend payment, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through sales of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted.

Credit and Commercial Paper Facilities

As of December 31, 2002, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $2.8 billion available worldwide, including a $2.0 billion commercial paper facility.  As of December 31, 2002, $1,377.4 million of the commercial paper was outstanding at an average interest rate of 1.34% before fees. Related to this short term, floating interest rate borrowing, we have entered two $25.0 million interest rate swaps which have a net effect of fixing the interest rate of a portion of the outstanding amount at an average rate of 2.77%, which is based on a two year rate at the time of initiation of the hedge.  Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances.  In addition, we pay Nestlé a fee for serving as a guarantor on Japanese yen 5.0 billion ($42.0 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $279.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2002, $117.2 million was outstanding under these credit facilities.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $503.9 million under which there was an aggregate outstanding balance of $278.2 million.  These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits:  Citibank ($135.9 million); Mitsui-Sumitomo Bank ($71.4 million); Mizuho Bank ($63.0 million); and BBL ($42.4 million).  The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 5.0% at December 31, 2002.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities.  We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies.  Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 101.  Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates.  Product returns are estimated based on historical trends and current market developments.  Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements.  While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over or under stated.

Inventory Reserves: The Company provides reserves on its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions.  If actual market conditions become less favorable than those projected by management, additional inventory reserves may be required.

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  Management regularly assesses the financial condition of the Company's customers and the markets in which these customers participate.  If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Impairment of Goodwill and Intangible Assets: Statement of Financial Accounting Standard No. 142, Goodwill and Intangible Assets, requires us to assess the recoverability of goodwill, which represents the excess of purchase price over fair value of net assets acquired, annually and of intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

    significant underperformance relative to expected historical or projected future operating results;

    significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;

    significant negative industry or economic trends; and

    significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangibles assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting.  Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense incurred in the period in which it occurs.

Tax Liabilities:  Our tax returns are subject to examination by taxing authorities in various jurisdictions.  Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination.  Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities.  However, our actual tax liabilities may ultimately differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates.  Accordingly, our effective tax rate in a given financial statement period may materially change.

Litigation Liabilities:  Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties.  Management reviews litigation claims with counsel to assess the probable outcome of such claims.  Management records current liabilities for litigation based on their best estimates of what Alcon will ultimately incur to pursue such matters to final legal decisions or to settle them.  Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities.  However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee benefits:  We must make certain assumptions in the calculation of the actuarial valuation of the Company sponsored defined benefit pension plans and postretirement benefits.  These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs.  If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses.  See note 16 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

Market Risk

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations, in part, through loans, we are exposed to interest rate risks.  At December 31, 2002, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount range from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 16 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

In-Process Research and Development

In connection with our acquisition of Summit, we immediately expensed $18.5 million of the Summit purchase price in the third quarter of 2000, representing amounts for in-process research and development, which we refer to as IPR&D, estimated at fair value. The expensed IPR&D represented the value of the Custom Cornea® project that had not yet reached technological or commercial feasibility and for which the assets to be used in such project had no alternative future use.

Custom Cornea® technology is designed to take advanced eye measurements from an aberrometer to determine the more subtle errors of the human visual optical system and combine this with the use of the LADARVision® 4000 laser and software, to define a customized pattern of ablations, which are removals of corneal tissue.  At the acquisition date, costs to complete these research and development efforts were expected to be $1.3 million. The estimated stage of completion at acquisition was 85%.

In October 2002 the U.S. Food and Drug Administration (FDA) approved Alcon's customized wavefront-guided laser eye surgery that uses the Custom Cornea® technology. Initial shipments of our LADARWave® product, which allows the use of this technology in conjunction with Alcon's LADARVision® laser to perform custom ablation, began in the fourth quarter of 2002. Clinical trials are ongoing for the treatment of myopic astigmatism, hyperopia with and without astigmatism and other ocular irregularities.

We expect to fund all research and development efforts, including acquired IPR&D, from cash flows from operations.

New Accounting Standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.  This Statement supersedes earlier guidance issued by the Emerging Issues Task Force.  Statement 146 also establishes that fair value is the objective for initial measurement of the liability.  Statement 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  We do not expect the adoption of this Statement to have a material impact on results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.  Interpretation 45 interprets FASB Statements No. 5, 57, and 107.  Interpretation 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee.  This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

This Interpretation does not apply to certain guarantee contracts: residual value guarantees provided by lessees in capital leases, contingent rents, vendor rebates, and guarantees whose existence prevents the guarantor from recognizing a sale or the earnings from a sale.  Furthermore, the provisions related to recognizing a liability at inception for the fair value of the guarantor's obligation do not apply to the following:

  Product warranties;

  Guarantees that are accounted for as derivatives;

  Guarantees that represent contingent consideration in a business combination;

  Guarantees for which the guarantor's obligations would be reported as an equity item (rather than a liability);

  An original lessee's guarantee of lease payments when that lessee remains secondarily liable in conjunction with being relieved from being the primary obligor (that is, the principal debtor) under a lease restructuring;

  Guarantees issued between either parents and their subsidiaries or corporations under common control; or

  A parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.

However, the guarantees described in (a)-(g) above are subject to the disclosure requirements of this Interpretation.

The initial recognition and initial measurement provisions of Interpretation 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end.  The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.  The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981 - the effective date of Interpretation 34.  We do not expect the adoption of this Interpretation to have a material impact on our results of operations or financial position.  The disclosure provisions were applied in the preparation of the accompanying consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  Statement 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  Alcon has elected to account for stock-based compensation using this intrinsic method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.  As long as Alcon continues using Opinion 25, only the disclosure provisions of Statement 148 will apply to Alcon.  The disclosure provisions were applied in the preparation of the accompanying consolidated financial statements.

During 2002, this Emerging Issues Task Force discussed EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, and proposed changes to the abstract.  The EITF generally addressed certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.

In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting).  In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately.

This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting.  This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting.  This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor.  Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement.

We do not expect that the final consensus on this Issue will have a material impact on our results of operations or financial position.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

    DIRECTORS AND SENIOR MANAGEMENT.

Below is information with respect to our current directors and officers and our prospective directors. Unless otherwise indicated, the business address of all of our directors and officers is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331 Hünenberg, Switzerland.

Name

Age

Title

Timothy R. G. Sear

65

Chairman, President, Chief Executive Officer and

Director; Chairman, President and Chief Executive

Officer, Alcon Laboratories, Inc.

Werner Bauer

52

Director; Executive Vice President, Technical,

Production, Environment and R&D, Nestlé S.A.

Peter Brabeck-Letmathe

58

Vice Chairman and Director; Vice Chairman and Chief

Executive Officer, Nestlé S.A.; Vice Chairman, Credit

Suisse Group; Director, Roche Holding AG and

L'Oréal S.A.

Francisco Castañer

58

Director; Executive Vice President, Pharmaceutical and

Cosmetic Products, Liaison with L'Oréal S.A., Human

Resources, Corporate Affairs, Nestlé S.A.;

Director, L'Oréal S.A.

 Dr. Wolfgang H.
Reichenberger

49

Director; Executive Vice President, Chief Financial

Officer, Nestlé S.A.; Director, Société Montreux Palace S.A.

James I. Cash, Jr.

54

Director; Sr. Assoc. Dean & James E. Robison Prof. of B.A.

Harvard Univ. Grad. School; Chairman, HBS Publishing;

Director, Chubb Corp., General Electric Co., Knight Ridder

Inc., Microsoft Corp. and Scientific Atlanta Inc.

Resigned 12/31/2002.

Philip H. Geier, Jr.

68

Director; Chairman Emeritus, The Interpublic Group of

Companies, Inc.; Director, AEA Investors Inc., Fiduciary

Trust International, Foot Locker Inc., Mettler

Toledo International Inc. and Swiss International

Airlines AG

Lodewijk J.R. de Vink

58

Director; Chairman, International Health Care Partners;

Member - Supervisory Board, Royal Ahold

Stefan Basler

48

Attorney-in-Fact (Prokurist)

Jacqualyn A. Fouse.

41

Senior Vice President, Finance and Chief Financial Officer

Guido Koller

58

Senior Vice President (Direktor)

Martin Schneider

43

Attorney-in-Fact (Prokurist)

Elaine E. Whitbeck

48

Corporate Secretary and General Counsel

Alcon, Inc. is a holding company which operates principally through its operating subsidiaries. Our board of directors is responsible for the ultimate direction of Alcon, Inc., as a holding company, and will determine our business strategy and policies and those of our operating subsidiaries. The executive officers of Alcon, Inc. are responsible for certain administrative matters, the exercise of shareholder rights with respect to our subsidiaries, the funding of research and development projects, the administration and purchase of intellectual property rights and the collection of related license income.

Our principal subsidiary in the United States is Alcon Laboratories, Inc. Under the supervision of our board of directors, the executive officers of Alcon Laboratories, Inc. coordinate and manage the ongoing business and operations of our operating subsidiaries, including research and development, manufacturing, sales and distribution, marketing, financing and treasury.

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name

Age

Title

Timothy R.G. Sear

65

Chairman, President and Chief Executive Officer

Dr. G. André Bens

51

Senior Vice President, Global Manufacturing and

Technical Support

Dr. Gerald D. Cagle

58

Senior Vice President, Research & Development

Jacqualyn A. Fouse

41

Senior Vice President, Finance and Chief Financial Officer

Fred J. Pettinato

54

Senior Vice President, Alcon International

Cary R. Rayment

55

Senior Vice President, Alcon United States

Under the separation agreement, Nestlé has the right to nominate four members to our board of directors for so long as Nestlé holds at least a majority of our outstanding common shares. In addition, Nestlé has agreed, for so long as Nestlé holds at least a majority of our outstanding common shares, to vote all of its common shares in favor of three nominees for election to our board of directors who are independent and neither affiliated with us nor with Nestlé and that the chief executive officer of Alcon Laboratories, Inc. will be a member of our board of directors.  If a Nestlé-nominated director resigns from office, Nestlé will have the right to nominate a replacement director. Any vacancies among our independent directors will be filled by another independent person who will be nominated by the full board of directors.

    COMPENSATION

We provide our board of directors with compensation and benefits that will attract and retain qualified directors. In 2002, all members of our board of directors, except for our chief executive officer, received an annual cash retainer of $50,000. We refer to a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director. We expect to award our non-employee directors non-qualified stock options to purchase our common shares. Each year, the number of non-qualified stock options will be determined by dividing $100,000 by the expected Black-Scholes value of an option to purchase one common share on the date of grant.  In 2002, each of the non-employee directors was awarded 6,000 non-qualified stock options.

We do not have any service contracts with any of our directors.

In the fiscal years ended December 31, 2002 and December 31, 2001, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above.  The executive officers received stock options and in some cases, restricted shares from Alcon, Inc. as indicated in this Compensation section.

The following compensation table sets forth information regarding compensation and benefits in-kind paid during the fiscal years ended December 31, 2002 and 2001 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

Long Term Compensation

Annual Compensation

Awards

Payouts

Restricted

Securities

Other

Stock

Underlying

LTIP

All Other

Salary

Bonus (4)

Compensation(5)

Awards (6)

Options

Payouts (7)

Compensation(8)

Name

Year

($)

($)

($)

($)

(#)

($)

($)

Timothy R.G. Sear (1)

2002

940,000

$

940,000

$

37,500

$

357,830

$

527,561

$

291,016

2001

860,000

750,000

37,750

418,149

258,868

Charles E. Miller, Sr.(2)

2002

250,000

400,000

16,417

121,000

2,193,428

390,812

2001

435,000

510,000

30,800

125,445

164,579

Dr. Gerald D. Cagle

2002

520,000

420,000

33,417

151,215

458,749

163,823

2001

460,000

410,000

30,750

188,167

143,816

Dr. G. André Bens

2002

350,000

250,000

28,000

78,175

183,500

87,094

2001

315,000

250,000

27,583

167,260

82,799

Fred J. Pettinato

2002

400,000

300,000

30,083

91,614

137,625

104,032

2001

315,000

230,000

27,583

83,630

85,337

Cary R. Rayment

2002

400,000

300,000

30,083

91,903

160,562

109,240

2001

315,000

215,000

27,833

146,352

88,745

Jacqualyn A. Fouse (3)

2002

175,000

14,000

35,000

39,859

  In 2001, Mr. Sear received a grant of 4,300 stock options to purchase Nestlé shares. In 2002, all of Mr. Sear's outstanding stock options to purchase shares of Nestlé stock were converted into 80,000 nonqualified stock options to purchase Alcon common shares.

  Mr. Miller retired June 30, 2002.

  Ms. Fouse was hired on July 1, 2002 to replace Mr. Miller.

  Bonus paid in 2002 was for 2001 performance.  Bonus paid in 2001 was for performance in 2000.

  Includes payments made for car and other allowances.

  At the time of the IPO in March of 2002, employees had to make an election whether to convert units received under the 1994 Phantom Stock Plan to Alcon restricted shares.  All persons named in the Summary Compensation Table elected to convert with the exception of Mr. Miller, who retired and received a total payout of all Phantom Stock grants outstanding in 2002.  Ms. Fouse had no Phantom Stock grants to convert.  Summarized below are the total restricted shares outstanding at December 31, 2002 and the value by vesting date.  The value is based on the closing price of the shares on the New York Stock Exchange on December 31, 2002.  The holders of all converted restricted shares will have all the rights of a shareholder of the Company, including the right to receive dividends thereon.

Total

Restricted

Dollar Value Vesting in

Shares at

Name

12/31/02 (#)

2003

2004

2005

2006

Timothy R.G. Sear

149,492

$ 1,324,179

$ 1,514,959

$ 1,523,322

$ 1,535,000

Dr. Gerald D. Cagle

65,181

588,555

605,991

609,345

767,500

Dr. G. André Bens

31,473

264,867

          272,718

274,217

429,808

Fred J. Pettinato

30,023

176,578

242,420

274,217

491,192

Cary R. Rayment

30,769

206,008

242,420

274,217

491,192

  Provides payments made under the 1994 Phantom Stock Plan, which was created to provide additional incentives to key employees upon whom Alcon must depend for its growth and success.

  Provides employer contributions to the Alcon 401(k) Retirement Plan and payments made to the Executive Universal Life Insurance and the Umbrella Liability Insurance.  Mr. Charles Miller's other compensation also includes accrued and accumulated vacation and sick pay paid upon his retirement.  Ms. Jacqualyn Fouse's other compensation includes relocation expense.

Stock Option Grant Table

The following table sets forth the nonqualified stock option grants made during 2002.

% of Total

Alcon

Options

Incentive Stock

Granted to

Options

Employees in

Exercise or

Expiration

Grant Date

Name

Granted #

2002

Base Price

Date

Present Value (3)

Timothy R.G. Sear

300,000 (1)

4.71%

$ 33.00

3/20/2012

3,007,500

57,830 (2)

6.76%

33.00

3/20/2012

579,746

Charles E. Miller, Sr.

121,000 (1)

1.90%

33.00

3/20/2012

1,213,025

Dr. Gerald D. Cagle

126,000 (1)

1.98%

33.00

3/20/2012

1,263,150

25,215 (2)

2.95%

33.00

3/20/2012

252,780

Dr. G. André Bens

66,000 (1)

1.04%

33.00

3/20/2012

661,650

12,175 (2)

1.42%

33.00

3/20/2012

122,054

Fred J. Pettinato

80,000 (1)

1.26%

33.00

3/20/2012

802,000

11,614 (2)

1.36%

33.00

3/20/2012

116,430

Cary R. Rayment

80,000 (1)

1.26%

33.00

3/20/2012

802,000

    11,903 (2)

1.39%

33.00

3/20/2012

119,328

Jacqualyn A. Fouse

35,000 (1)

0.55%

32.85

6/30/2012

349,265

  Options were granted in 2002 pursuant to the 2002 Alcon Incentive Plan.  In general, incentive stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement.  Upon the termination of an option holder's employment with Alcon, all vested options will be exercisable for thirty days, except where the termination of employment is due to (1) retirement or (2) death or disability, they may be exercisable for their remaining term, or for 60 months, respectively.  All unvested options will be forfeited.

  At the time of the IPO in March 2002, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted common shares of Alcon.  In connection with this conversion, these employees were also granted options to purchase Alcon common shares at the IPO price of $33.00.  The options are scheduled to vest at various times through March 2005.

  Based on the Black Scholes model of option valuation to determine grant date fair value, as prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.  The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance the value realized will be at or near the value estimated by this model.  The following assumptions were used in the Black-Scholes model: expected volatility, 33%; risk-free interest rate, 4.75%; dividend yield, 1%; expected life, 4 years.

Aggregated Option Exercises and Fiscal Year End Option Value Table

Shares

Number of Securities

Value of Unexercised In-the-

Acquired

Underlying Unexercised

Money Options at

on

Value

Options at 12/31/02 (#)

12/31/02 ($)

Name

Exercise

Realized $

Exercisable

Unexercisable

Exercisable

Unexercisable

Timothy R.G. Sear

0

437,830

0

2,824,004

Charles E. Miller, Sr.

90,000

708,337

31,000

0

199,950

0

Dr. Gerald D. Cagle

0

151,215

0

975,337

Dr. G. André Bens

0

78,175

0

504,229

Fred J. Pettinato

0

91,614

0

590,910

Cary R. Rayment

0

91,903

0

592,774

Jacqualyn A. Fouse

0

35,000

0

231,000

Pension Plans

Messrs. Sear, Miller, Rayment and Pettinato and Drs. Cagle and Bens and Ms. Fouse participate in the non-qualified Executive Salary Continuation Plan. This plan is unfunded and non-contributory and provides for a fixed retirement benefit based on the participant's years of participation service under the plan, using the average of the annual base compensation in effect in the year of separation from service and for the two years preceding such year of separation.  Benefits are payable upon retirement at the normal retirement age of 62 or earlier if certain conditions are met earlier. Annual compensation includes the amount shown as annual base salary in the Summary Compensation Table. The three-year average annual base compensation for 2002 is $856,667 for Mr. Sear, $445,000 for Mr. Miller, $468,333 for Dr. Cagle, $316,333 for Dr. Bens, $323,333 for Mr. Pettinato, $326,667 for Mr. Rayment and $350,000 for Ms. Fouse.  At December 31, 2002, Mr. Sear and Dr. Cagle had participation service of 20 years or more, Dr. Bens had participation service of 16 years, Messrs. Pettinato and Rayment had participation service of 14 years and Ms. Fouse had participation service of 3 years based upon prior service with Alcon and Nestlé.  Mr. Miller began receiving payments under the plan upon his retirement.

The Executive Salary Continuation Plan's benefit formula is three percent of a participant's three-year average annual base compensation times years of participation, up to a maximum of 20 years. A participant must attain at least 10 years of participation service in order to have a vested benefit.

As of January 1, 2002, the Alcon Laboratories, Inc. Employees Retirement Plan (money purchase plan) was merged into the Alcon Laboratories, Inc. Employees Profit Sharing Plan and Trust; the resulting plan is the Alcon 401(k) Retirement Plan.  Subject to applicable legal limits, the Company matches employee contributions of up to 5% of compensation on a 2.4 to 1 basis; for every $1 contributed by the employee, up to 5% of compensation, Alcon contributes $2.40.

2002 Alcon Incentive Plan

Our board of directors adopted the 2002 Alcon Incentive Plan prior to the initial public offering.

The 2002 Alcon Incentive Plan is intended to help us retain and motivate our key employees. Through this plan, we are able to grant our employees' stock options, stock appreciation rights, restricted shares and other awards based on our common shares, in addition to performance-based annual and long term incentive awards. Through share ownership, we are able to align employee and shareholder interests, by directly linking incentive awards to our profitability and increases in shareholder value.

Eligibility and Award Limits

Our employees and directors and employees of our subsidiaries and affiliates are eligible to receive awards under the 2002 Alcon Incentive Plan. Employees of Nestlé and its subsidiaries other than Alcon are not eligible to receive awards under this plan.

Under the 2002 Alcon Incentive Plan, limits are placed on the maximum award amounts that may be granted to any employee in any plan year.

Administration

The 2002 Alcon Incentive Plan is administered by the compensation committee, which has the authority to recommend and set the terms and conditions of the grant awards.  Our board of directors is responsible for approving the recommendations of the compensation committee.

For our employees who are not considered executive officers, the compensation committee may delegate its authority under the Alcon Incentive Plan to our executive officers, subject to guidelines.

Shares Reserved for Awards

Under the 2002 Alcon Incentive Plan, a total of 30 million common shares may be issued for awards.

Our board of directors has the authority to make appropriate adjustments to the limits described above as well as to the terms of outstanding awards, in the event of any transaction that affects our common shares such as share splits, share dividends or other similar events.

Awards of stock options that expire unexercised, stock appreciation rights or restricted shares that are forfeited under the terms of this plan or stock appreciation rights that are exercised for cash are not included in applying the maximum limit for our common shares available for grant under this plan.

Annual and Long Term Incentive Awards

Annual and long term incentive awards may be granted under the 2002 Alcon Incentive Plan. The awards are considered earned only if corporate, business segment or performance goals over the performance period satisfy the conditions established by the compensation committee and approved by our board of directors. The performance objectives, which may vary from employee to employee, are based on one or more financial measures and additional non-financial measures.

Awards, as determined by our board of directors, may be paid in the form of cash, common shares or any combination of these items.

Under the 2002 Alcon Incentive Plan, selected executive officers are awarded performance-based incentive awards, subject to a maximum limit. Awards made under this plan are intended to qualify as "qualified performance-based compensation," which is excluded from the $1.0 million limit on deductible compensation set forth under Section 162(m) of the U.S. Internal Revenue Code of 1986 to the extent applicable.

Stock Options

Under the 2002 Alcon Incentive Plan, we may grant to eligible employees stock options that are either incentive stock options or nonqualified stock options. Nonqualified stock options will not qualify as incentive stock options for federal income tax purposes under Section 422 of the U.S. Internal Revenue Code of 1986.

The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the 2002 Incentive Plan). Upon the termination of an option holder's employment with us, all vested options will be exercisable for thirty days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months, respectively. All unvested options will be forfeited. The grant price for any stock option will be not less than the fair market value of our common shares on the grant date. Unless our board of directors provides for a different period, stock options will have a term of ten years.

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder of the stock option to receive an amount equal to the difference between the fair market value and the grant price. Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement. Upon the termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for thirty days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months, respectively. The difference between the fair market value and the grant price of stock appreciation rights may be paid in any combination of cash or common shares, as determined by our board of directors. Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares

We are permitted to grant restricted shares. A restricted share is a common share granted to a participant subject to restrictions determined by the board of directors. A restricted share will vest and become transferable upon satisfaction of the conditions set forth in the restricted share award agreement. Restricted share awards will be forfeited if a recipient's employment terminates prior to vesting of the award. Unless otherwise specified in the restricted share award agreement, restricted share awards will vest upon a holder's death, permanent disability or retirement and holders of restricted shares will have the same rights on his or her restricted shares as holders of common shares.

Phantom Shares

We are permitted to grant phantom shares under the 2002 Alcon Incentive Plan. The value of any phantom shares granted under the plan will be determined in relation to the fair market value of a common share. Under this plan, the board of directors will have the right to determine the initial value of the phantom share, the applicable valuation dates for the phantom share grants and the maximum amount of appreciation value payable on the phantom shares.

Other Share-Based Awards

The 2002 Alcon Incentive Plan also allows us to provide awards that are denominated in or valued by reference to our common shares. These types of awards include performance shares and restricted share units. Upon satisfaction of certain performance goals, the recipient will be entitled to receive a specified number of common shares or the cash equivalent. The value of an award will be based on the difference between the fair market value of the covered shares and the exercise price. The grant price for the award will not be less than the fair market value of our common shares on the grant date.

Change-Of-Control Provisions

In the event of a change-of-control (as defined under the 2002 Alcon Incentive Plan), the following events will occur if the agreement covering the award so provides:

  all stock options and stock appreciation rights will become fully vested and exercisable;

  all restrictions on outstanding restricted shares and other share-based awards will lapse; and

  all outstanding incentive awards will vest and be paid out on a prorated basis.

Corporate Transactions

In the event of certain corporate transactions described in the 2002 Alcon Incentive Plan, our board of directors may:

  require the exercise of all outstanding awards during a specified time period, after which the awards shall be terminated;

  cancel all outstanding awards in exchange for a cash payment equal to the value of the awards; or

  immediately vest all outstanding stock options and stock appreciation rights, remove all restrictions on restricted share awards, performance-based awards and other share-based awards, and vest and pay pro rata (based on when the corporate transaction occurs in the applicable performance cycle) all outstanding incentive awards.

Amendment

Our board of directors has the authority to amend the 2002 Alcon Incentive Plan at any time, provided that no amendment that increases the number of our common shares subject to the 2002 Alcon Incentive Plan is made without shareholder approval.

Transferability and Other Terms

Options or awards granted to an employee under the 2002 Alcon Incentive Plan may not be transferred except by will or the laws of descent and distribution. In addition, only the employee may exercise options or awards during his or her lifetime.

In the case of nonqualified stock options, however, the Board has the authority to permit all or any part of a nonqualified stock option to be transferred to members of the employee's immediate family and certain family trusts or partnerships, subject to prior written consent of the compensation committee.

Alcon Executive Deferred Compensation Plan

The Company adopted the Alcon Executive Deferred Compensation Plan (the "DCP") effective October 25, 2002.  The DCP allows certain U. S. employees the opportunity to defer the receipt of salary, bonus, restricted shares and stock option gains. The DCP further provides that restricted shares and stock option gains deferred by eligible executives can only be invested in Alcon common shares and distributed as Alcon common shares at the end of the deferral period.

Phantom Stock Conversion

Prior to the IPO, our board of directors approved a conversion plan for our 1994 Phantom Stock Plan. This new conversion plan converted the projected unit value of our Phantom Stock Plan to restricted shares through the voluntary decision of each participant. Participants who elected not to convert into restricted shares remained in the 1994 Phantom Stock Plan with respect to the units previously awarded. The number of restricted Alcon common shares converted was determined by dividing the conversion value by $33, the offering price of our common shares. Participants who so opted to convert their phantom shares received an additional 20% of the conversion value in non-qualified stock options. The number of non-qualified stock options was determined by taking 20% of the conversion value and dividing it by the approved Black-Scholes value of an option to purchase one Alcon common share on the date this offering was consummated, discounting for risk of forfeiture. Restricted shares and stock options issued in this conversion were disregarded in applying the limits on the maximum award amounts that may be granted to any employee in any year.

This conversion plan was intended to align the interests of our middle and senior level management with the interests of our shareholders. For participants who were tax residents of a country where restricted stock was not possible or became immediately taxable, participants received other share-based awards such as restricted stock units. Retirees who were holding accrued balances under the 1994 Phantom Stock Plan were not eligible for the conversion.

The restricted shares have the following vesting schedule: the number of restricted shares obtained from the conversion value of the 1998 Phantom Stock grant vested on January 1, 2003, the number of restricted shares obtained from the conversion value of the 1999 Phantom Stock grant will vest on January 1, 2004, the number of restricted shares obtained from the conversion value of the 2000 Phantom Stock grant will vest on January 1, 2005 and the number of restricted shares obtained from the conversion value of the 2001 Phantom Stock grant will vest on January 1, 2006. The restricted shares will vest in full upon a change of control of Alcon.

Out of a possible 2,334,850 Phantom Stock units outstanding at December 31, 2001, 1,440,850 units were converted to Alcon Restricted Shares or Restricted Share Units.  The following table sets forth the actual dollar values at March 20, 2002 that were converted into restricted shares or equivalent units:

Restricted Stock Recipient

Value

Timothy R.G. Sear

$

4,933,236

Dr. Gerald D. Cagle

2,150,973

Dr. G. André Bens

1,038,609

Cary R. Rayment

1,015,377

Fred J. Pettinato

990,759

Executive officers of Alcon and Alcon Laboratories, Inc.

as a group (5 executives)

$

10,128,954

All other eligible employees of Alcon and its subsidiaries as a

Group (approximately 951 employees)

$

62,956,278

The exercise price for the options or equivalent share based awards was equal to the offering price per common share. The options or share based awards will vest in phases: 33% became exercisable on the first anniversary date of the grant, 33% will become exercisable on the second anniversary date of the grant, and the remaining 34% will become exercisable on the third anniversary date of the grant. These awards will expire 10 years from the date of the grant, unless terminated earlier as a result of employment termination. The options and share based awards will vest in full upon a change of control of Alcon.

The following table sets forth the actual dollar values at March 20, 2002 of options awarded as a result of conversion:

Stock Option Recipient

Value

Timothy R.G. Sear

$

986,638

Dr. Gerald D. Cagle

430,193

Dr. G. André Bens

207,718

Cary R. Rayment

203,077

Fred J. Pettinato

198,146

Executive officers of Alcon and Alcon Laboratories, Inc.

as a group (5 executives)

$

2,025,772

All eligible employees of Alcon and its subsidiaries as a

group (approximately 951 employees)

$

12,674,173

Additionally, a non-compete clause was included in the restricted share awards and stock option agreements related to the Phantom Stock Plan conversion. The non-compete requirement applied to all participants of the Phantom Stock Plan and was effective immediately upon conversion of the phantom stock. The conditions of the non-compete requirement are similar to those outlined in the 1994 Phantom Stock Plan, which are briefly summarized below.

Upon termination of employment, through voluntary or involuntary separation from Alcon by retirement or otherwise in circumstances that result in a participant holding or vesting in restricted shares, the participant must not compete in the same or a substantially similar business as those in which we and our affiliated companies that are engaged in the pharmaceutical business are engaged in or are contemplating entering at the time of termination of employment. This obligation will lapse as to given restricted shares on the date on which those shares would have otherwise vested in accordance with the vesting schedule set forth above. If any of the conditions of this non-compete requirement are violated, the participant will be required to return to us the number of restricted shares that were originally scheduled to vest after the date the participant first violated the non-competition agreement (or cash equal to their then-current value).

Alcon Directors

The stock option grants to non-employee directors under the 2002 Alcon Incentive Plan will promote greater alignment of interests between our non-employee directors, our shareholders and Alcon. It will assist us in attracting and retaining highly qualified non-employee directors, by giving them an opportunity to share in our future success.  Only non-employee directors will be eligible to receive awards under the 2002 Alcon Incentive Plan.

Shares Reserved for Awards

Approximately 60,000 of the 30 million common shares under the 2002 Alcon Incentive Plan will be available for awards to non-employee directors.

Annual Awards

Every year, each non-employee director will receive non-qualified stock options to purchase common shares. The number of non-qualified stock options will be calculated by dividing $100,000 by the expected Black-Scholes value of an Alcon stock option.

    BOARD PRACTICES

Board Composition

Under the terms of the separation agreement that we entered into with Nestlé in connection with the initial public offering in March 2002, Nestlé has the right to nominate four members of our board of directors for so long as it owns at least a majority of our outstanding common shares. Nestlé has also agreed in the separation agreement to vote all of the common shares it owns in favor of three nominees for election to our board of directors who are not otherwise affiliated with either Nestlé or Alcon for so long as it owns at least a majority of our outstanding common shares.

Our board of directors consists of eight members, including three independent directors, four directors affiliated with Nestlé and the chief executive officer of Alcon Laboratories, Inc. All of our directors began their current terms in 2002. The resignation of one of the independent directors effective December 31, 2002 created a vacancy among the Class III directors described below which the shareholders are expected to fill at the annual general meeting of the shareholders on May 20, 2003.

Members of our board of directors generally are elected to serve three-year terms (subject to a maximum of two re-elections, except for the chief executive officer of Alcon Laboratories, Inc., who is exempt from this limitation). In 2002 our board of directors was divided into three classes serving staggered terms. As a result, some of our directors elected in 2002 will serve terms that are less than three years. As their terms of office expire, the directors of one class will stand for election each year as follows:

  Class I directors have terms of office expiring at the annual general meeting of shareholders in 2003.  These directors are Philip H. Geier, Jr., and Peter Brabeck-Letmathe;

  Class II directors have terms of office expiring at the annual general meeting of shareholders in 2004. These directors are Lodewijk J.R. de Vink, Francisco Castañer, and Werner Bauer; and

  Class III directors have terms of office expiring at the annual general meeting of shareholders in 2005.  These directors are Dr. Wolfgang H. Reichenberger, Timothy R.G. Sear and the new director to be elected at the May 20, 2003 annual general meeting of the shareholders.

Our organizational regulations provide that directors will retire from office no later than the annual general meeting after their 72nd birthday.

Board Committees

Our board of directors has appointed an audit committee, a nominating/corporate governance committee and a compensation committee. In addition, our organizational regulations provide that the board of directors shall form a special committee of independent directors to consider the types of matters described below. Our board of directors also appointed in 2002 a research and development and scientific advisory board, which is not a committee of our board of directors.

Audit Committee

The audit committee consists of three directors who are not otherwise affiliated with either Nestlé or Alcon. In 2002, the audit committee was comprised of Lodewijk J. R. de Vink (chairman), Philip G. Geier, Jr. and Dr. James I. Cash.  Dr. Cash resigned his position effective December 31, 2002, and the Board expects to nominate another independent director to take his place, subject to shareholder approval at the May 20, 2003 annual general meeting of the shareholders.  The functions of this committee include ensuring proper implementation of the financial strategy as approved by the board of directors, reviewing periodically the financial results as achieved, overseeing that the financial performance of the group is properly measured, controlled and reported, and recommending any share repurchase program for approval by our board of directors, as well as:

  review of the adequacy of our system of internal accounting procedures;

  recommendations to the board of directors as to the selection of independent auditors, subject to shareholder approval;

  discussion with our independent auditors regarding their audit procedures, including the proposed scope of the audit, the audit results and the related management letters;

  review of the audit results and related management letters;

  review of the services performed by our independent auditors in connection with determining their independence;

  review of the reports of our internal and outside auditors and the discussion of the contents of those reports with the auditors and our executive management;

  overseeing the selection and the terms of reference of our internal and outside auditors;

  review and discussion of our quarterly financial statements with our management and our outside auditors; and

  ensure our ongoing compliance with legal requirements, accounting standards and the provisions of the New York Stock Exchange.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee shall consist of two directors who are not otherwise affiliated with either Nestlé or Alcon and one director designated by the majority shareholder, currently the vice chairman of our board of directors.  This committee is comprised of Lodewijk J.R. de Vink, Philip G. Geier, Jr., and Peter Brabeck-Letmathe. The functions of this committee include:

  subject to certain nomination rights of Nestlé as provided in our organizational regulations and the separation agreement, identifying individuals qualified to become members of our board of directors and recommending such individuals to the board for nomination for election by the shareholders;

  making recommendations to the board concerning committee appointments;

  developing, recommending, and annually reviewing corporate governance guidelines for Alcon;

  reviewing proposals of the chief executive officer for appointment of members of our executive management, to the extent such members are appointed by the board, and making recommendations to the board regarding such appointments;

  overseeing corporate governance matters; and

  coordinating an annual evaluation of Alcon's board.

Compensation Committee

The compensation committee consists of two members of our board of directors who are not otherwise affiliated with either Nestlé or Alcon and of one member of our board of directors nominated by Nestlé. The compensation committee is comprised of Philip G. Geier, Jr., J. R. de Vink and Francisco Castañer. The functions of this committee include:

  review of our general compensation strategy;

  recommendations for approval by our board of directors of compensation and benefits programs for our executive officers;

  review of the terms of employment between Alcon and any executive officer or key employee;

  administration of our long term incentive plan and recommendations to our board of directors for approval of individual grants under this plan; and

  decisions with respect to the compensation of members of our board of directors.

Special Committee of Independent Directors

Our organizational regulations provide that if any of the following transactions is proposed to be taken by the Company, the board of directors shall form a special committee of no less than three independent and disinterested directors who shall be responsible for protecting the interests of our minority shareholders and shall make recommendations to the board of directors with respect to:

  a proposed merger, takeover, business combination or related party transaction with our current majority shareholder or any group company of our current majority shareholder;

  a proposed bid  for the minority shareholdings of Alcon by any entity owning a majority of our outstanding voting rights;

  a proposed repurchase by us of all our shares not owned by an entity owning a majority of the outstanding voting rights of Alcon; or

  any change to the powers and duties of the special committee of independent directors.

Our board of directors will only approve a decision with respect to any of these matters if a majority of the members of the special committee of independent directors so recommends.

Research and Development and Scientific Advisory Board

The research and development and scientific advisory board is not a committee of our board of directors, and is composed of one representative of Alcon, one representative of Nestlé and scientists who are not otherwise affiliated with Alcon and Nestlé. The scientific advisory board reviews and makes recommendations regarding Alcon's research and development objectives. It also monitors new developments, trends and initiatives in the pharmaceutical industry.

    EMPLOYEES

    As of December 31, 2002, we employed approximately 11,800 full-time employees, including approximately 1,100 research and development employees, approximately 4,200 manufacturing employees and 3,200 sales and marketing employees. Currently, approximately 500 of our workers in Belgium are represented by a union. In other European countries, our workers are represented by works councils. We believe that our employee relations are good.

    The following table indicates the approximate number of employees by location:

December 31,

  Total

  United States

  International

2002

11,800

6,000

5,800

2001

11,600

5,900

5,700

2000

11,100

5,700

5,400

  SHARE OWNERSHIP

As of December 31, 2002, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares.

Timothy R.G. Sear

Werner Bauer

Peter Brabeck-Letmathe

Francisco Castañer

Dr. Wolfgang H. Reichenberger

James I. Cash, Jr.

Philip H. Geier, Jr.

Lodewijk J.R. de Vink

Stefan Basler

Jacqualyn A. Fouse

Guido Koller

Martin Schneider

Elaine E. Whitbeck

Dr. G. Andrė Bens

Dr. Gerald D. Cagle

Fred J. Pettinato

Cary R. Rayment

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

    MAJOR SHAREHOLDERS.

    After completion of the IPO in March 2002, Nestlé owned 230,250.000 of our common shares, or approximately 75% of the outstanding common shares after the underwriters exercised their overallotment option. The common shares owned by Nestlé carry the same voting rights as the common shares sold in the public offering. Alcon redeemed all of the nonvoting preferred shares held by Nestlé on May 29, 2002.

    Nestlé is not subject to any contractual obligation to retain its controlling interest in us. Pursuant to the terms of a ruling negotiated with the Swiss Federal Tax Administration, all intra-group restructurings of Alcon effected in 1999 were exempted from the Swiss issuance stamp tax of 1%.  If, as a result of subsequent sales of common shares or as a result of future capital increases of Alcon, the shareholding of Nestlé in Alcon were to fall below two-thirds of our outstanding voting rights prior to January 15, 2004, this stamp duty would become due retroactively. This stamp duty would be payable by us but Nestlé would, pursuant to the terms of the separation agreement, reimburse us for any amount paid. We therefore expect Nestlé to continue to hold shares representing at least two-thirds of our outstanding voting rights at least until early 2004.   At December 31, 2002, Nestlé owned 230,250,000, or 74.5%, of the outstanding common shares of Alcon.

    At December 31, 2002, three shareholders of record in Switzerland, including Nestlé, held 230,449,632 common shares of Alcon.

    RELATED PARTY TRANSACTIONS.

Separation Agreement

We entered into a separation agreement with Nestlé prior to the initial public offering in March 2002.  This separation agreement governs certain pre-offering transactions, as well as the relationship between Alcon and Nestlé following this offering. The separation agreement was filed as an exhibit to the initial registration statement. The separation agreement is governed by and will be construed in accordance with the laws of Switzerland.

The separation agreement with Nestlé governs the business and legal relationship between Nestlé and us. Below is a summary of the material provisions that are included in the separation agreement.

Pre-IPO Transaction

Alcon Germany was sold to Nestlé's German subsidiary effective January 1, 2001 for approximately $30 million, and, under the separation agreement, was sold back to us by Nestlé's German subsidiary effective January 1, 2002, for approximately $42 million. Alcon Germany's results of operations have continued to be consolidated by us and are reflected in the audited consolidated financial statements in this report.

Our Corporate Governance

Under the separation agreement, Nestlé has the right to nominate four members to our board of directors for so long as Nestlé holds at least 50% of our outstanding common shares. In addition, Nestlé has agreed, for so long as Nestlé holds at least a majority of our outstanding common shares, to vote all of its common shares in favor of three nominees for election to our board of directors who are independent and neither affiliated with us nor with Nestlé and that our chief executive officer will be a member of our board of directors. If a Nestlé-nominated director resigns from office, Nestlé will have the right to nominate a replacement director; any vacancies in the position of independent director will be filled by another independent person who will be nominated by the full board of directors.

Dividend Policy

If our board of directors proposes to pay a dividend to shareholders, Nestlé has agreed to vote all of its shares in favor of such proposal so long as Nestlé holds at least a majority of our outstanding common shares.

Intercompany Debt and Future Financings

The separation agreement contains provisions governing the refinancing of intercompany debt prior to the initial public offering in March 2002.  Over the last twelve months, Nestlé's role in our debt structure has changed from being the largest direct lender to providing primarily indirect support of our third-party debts.  Through the course of 2002, we have reduced our direct borrowings from Nestlé or its affiliates from $1.17 billion at December 31, 2001 to $117 million as of December 31, 2002.  Of the amounts outstanding at the end of 2001, $167 million was outstanding under a $1.0 billion line of credit in the U.S. As of December 31, 2002, the line of credit had been reduced to $140 million under which there was no outstanding balance.

Since the initial public offering, we have entered into a $2.0 billion U.S. commercial paper program, which had $1.38 billion outstanding as of December 31, 2002. Nestlé serves as the guarantor of this program, for which they receive a fee as discussed in note 7 to the consolidated financial statements.

On a go-forward basis, we may continue to enter into financing transactions involving Nestlé, or we may decide to perform financing functions independently.  We will agree with Nestlé, on a case by case basis, whether the guarantees, commitments or undertakings currently given by Nestlé in our favor will be renewed. If any guarantee, commitment or undertaking is renewed, the terms on which we will reimburse Nestlé will be agreed upon with Nestlé at the time of such renewal.

Cash Management and Treasury Functions

The separation agreement provides that Nestlé will continue to perform the cash management and treasury functions that it currently performs for us.

Accounting and Reporting

Our consolidated financial statements are prepared in accordance with U.S. GAAP, Nestlé's consolidated accounts, consistent with past practice, will continue to be prepared in accordance with IAS. The separation agreement provides that we will establish adequate procedures allowing for the timely conversion of our financial statements to IAS for inclusion in Nestlé's financial statements.

Allocation of Liabilities

The separation agreement provides for the allocation of liabilities between us and Nestlé, particularly with respect to product liability and environmental, health and safety matters. Generally, we assume responsibility for all claims arising in connection with our business, including, without limitation, product liability claims and claims relating to environmental, health and safety matters, and we will indemnify Nestlé for all costs and expenses incurred in connection with any such claims.

We also assumed liability for all employment matters of the employees engaged in our business at the time of the IPO. In this connection, we have entered into special arrangements with local Nestlé companies on the allocation of pension fund obligations between Nestlé and us. In certain countries, we continue to benefit from Nestlé's existing pension funds, and will not establish independent pension funds for our employees.

Contracts

The separation agreement contains provisions governing the continuation and termination of contracts between Alcon and Nestlé.

Shared Sites

Three sites relating to the administration of our business continue to be shared with Nestlé. These offices are located in Norway, South Africa and Brazil.

Shared Services

Nestlé continues to provide us with certain services, including information technology and an internal audit function for a period of time. To the extent that we were covered under Nestlé's insurance arrangements prior to the initial public offering, we will continue to be covered under those arrangements. Nestlé charges us our portion of the cost of these arrangements based on arm's length prices. Services Nestlé may provide include future financings for us upon our request. These arrangements will be on terms no less favorable to us than would be available from a third party.

Registration Rights

Pursuant to the separation agreement, we have granted registration rights under the Securities Act of 1933 to Nestlé with respect to sales of our common shares by Nestlé.

Covenants Not to Compete and Not to Solicit

Nestlé has undertaken, for so long as it continues to hold at least a majority of our common shares, not to compete with our business except in certain limited areas that are set out in the separation agreement. The separation agreement also governs the allocation of business opportunities which could be taken by both Nestlé and us. If Nestlé acquires the assets or securities of, or merges with, a business association that competes with our business, that acquisition or merger will be permitted if at the time of the transaction the competing business represents less than 50% of the gross revenues of the acquired business association, provided that Nestlé fully informs us of the particulars of the competing business to be acquired, and gives us the right of first refusal to acquire the products comprising the competing business on the basis of fair value.

The separation agreement provides that Nestlé will not for a two-year period following the date of the initial public offering in March 2002, without our written consent, actively solicit for employment or hire any of our employees, subject to limited exceptions.

Tax Indemnity

Nestlé has agreed to indemnify us for certain taxes for which we may become liable if Nestlé's ownership interest in us falls below two-thirds of our outstanding voting rights. See "Major Shareholders."

    INTEREST OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.            FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

     See Item 18.

    THREE YEARS COMPARATIVE FINANCIAL STATEMENTS

     See Item 18.

    AUDIT REPORT

     See Report of Independent Auditors at page F-2.

    LATEST AUDITED FINANCIAL STATEMENTS MAY BE NO OLDER THAN 15 MONTHS

    Alcon has complied with this requirement.

    INTERIM FINANCIAL STATEMENTS IF DOCUMENT IS MORE THAN NINE MONTHS SINCE LAST AUDITED FINANCIAL YEAR

    Not applicable.

    EXPORT SALES IF SIGNIFICANT

    See Item 18.

    LEGAL PROCEEDINGS

From time to time we are involved in legal proceedings arising in the ordinary course of business. We may be subject to litigation or other proceedings, which could cause us to incur significant expenses or prevent us from selling our products. We believe that there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

8. DIVIDEND POLICY.

We currently intend to pay annual dividends on our common shares beginning with a dividend from earnings up to and including the calendar year 2002, which we expect would be paid by early June 2003. The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and, ultimately, the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend from 2002 operations of CHF 0.45 per common share (or approximately $0.33 per common share, depending on exchange rates). The separation agreement provides that Nestlé will vote in favor of the payment of dividends proposed by our board of directors for so long as it holds a majority of our outstanding common shares. We are required by Swiss corporate law to declare and pay dividends in Swiss francs. Holders of record of our common shares will receive dividend payments in U.S. dollars, unless they provide notice to our transfer agent, The Bank of New York, that they wish to receive dividend payments in Swiss francs. Holders of our common shares through The Depository Trust Company will receive dividend payments in U.S. dollars, unless they provide notice to The Depository Trust Company that they wish to receive payments in Swiss francs. The exchange rate applicable to dividend payments will be determined as of a date shortly before the payment date. The Bank of New York will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, as the case may be, and we will be responsible for withholding required amounts for taxes.

    SIGNIFICANT CHANGES

None.

ITEM 9.            THE OFFER AND LISTING

    OFFER AND LISTING DETAILS

    EXPECTED PRICE

    Not Applicable.

    METHOD TO DETERMINE EXPECTED PRICE

    Not Applicable.

    PRE-EMPTIVE EXERCISE RIGHTS

    Not Applicable.

    STOCK PRICE HISTORY

    Alcon's common shares were not listed or traded prior to the IPO. The following table lists the high and low closing sale prices for Alcon's common shares for the periods indicated as reported:

2002

Calendar Quarter

Low

High

First*

$

33.50

$

34.75

Second

29.90

39.30

Third

26.75

39.13

Fourth

34.85

43.35

  * From first trading date (March 21, 2002) to March 28, 2002; IPO price on March 20, 2002 was $33.00.

Annual

Low

High

2002

$

26.75

$

43.35

Monthly

Low

High

September 2002

$

33.03

$

39.13

October 2002

34.85

41.50

November 2002

39.65

41.99

December 2002

37.35

43.35

January 2003

34.70

39.39

February 2003

35.75

40.00

  TYPE AND CLASS OF SECURITIES

  Not Applicable.

  LIMITATIONS OF SECURITIES

Not Applicable.

    RIGHT CONVEYED BY SECURITIES ISSUED

 Not Applicable.

    PLAN OF DISTRIBUTION

     Not Applicable.

    MARKETS FOR STOCK

    The Company's common shares are listed for trading on the New York Stock Exchange.

 Alcon's common shares are traded under the symbol "ACL".

    SELLING SHAREHOLDERS

    Not Applicable.

    DILUTION FROM OFFERING

    Not Applicable.

    EXPENSES OF OFFERING

Not Applicable.

ITEM 10.          ADDITIONAL INFORMATION

    SHARE CAPITAL

    Not Applicable.

    MEMORANDUM AND ARTICLES OF INCORPORATION

General

Alcon, Inc. is registered in the commercial register of the Canton of Zug, Switzerland under number CH-170.3.017.372-9.

After the completion of the IPO, we had an issued and outstanding share capital of CHF 73,950,000, consisting of 300,000,000 common shares, par value CHF 0.20 per share, and 69,750,000 nonvoting preferred shares, par value CHF 0.20 per share, which subsequently were redeemed and cancelled. As of December 31, 2002 our issued share capital was CHF 61,846,339.80 on 309,231,699 common shares at CHF .20 par value per common share.

Set out below is information concerning our shares and a brief summary of some of the significant provisions of our Articles of Association (Statuten), written resolutions of our board of directors, known as organizational regulations (Organisationsreglement), which were included as exhibits to the initial registration statement and the Swiss Federal Code of Obligations (Schweizerisches Obligationenrecht). This description does not purport to be complete and is qualified by reference to our Articles of Association, our organizational regulations and the Swiss Federal Code of Obligations.

Common Shares

All common shares are registered common shares which are fully paid, validly issued and non-assessable. There is no limitation under our Articles of Association on the right of non-Swiss residents or nationals to own or vote our common shares.

Share Register

Our share register is kept by The Bank of New York in New York, New York, which acts as transfer agent and registrar. The share register reflects only record owners of our shares; beneficial owners of common shares holding their shares through The Depository Trust Company, which we refer to as DTC, are not recorded in our share register. Shares held through DTC are registered in our share register in the name of DTC's nominee. We are entitled to accept only those persons as shareholders, usufructuaries or nominees who have been recorded in our share register, and to perform dividend payment and other obligations only to our shareholders of record, including DTC. A shareholder of record must notify The Bank of New York of any change in address. Until notice of a change in address has been given, all of our written communication to our shareholders of record shall be deemed to have validly been made if sent to the address recorded in the share register.

Share Certificates

We issue certificates evidencing our common shares to our shareholders of record.

Transfers of Common Shares

Beneficial owners of our common shares may transfer their shares through the book-entry system of DTC. Common shares held of record represented by share certificates may be transferred only by delivery of the share certificates representing those common shares duly endorsed or accompanied by an executed stock power. A transferee who wishes to become a shareholder of record must deliver the duly executed certificate in a form proper for transfer to our transfer agent and registrar, The Bank of New York, in order to be registered in our share register (Aktienregister).

Voting Rights

Each common share carries one vote at a shareholders' meeting. Voting rights may be exercised by our registered shareholders or by a duly appointed proxy of a shareholder, which proxy need not be a shareholder. This provision will allow for the exercise of voting rights by beneficial owners of our common shares. Our Articles of Association do not limit the number of shares that may be represented by a single shareholder. See ""-Transfers of Common Shares" and "Certain Provisions of Our Articles, Organizational Regulations and Swiss Law-Shareholders' Meetings."

Treasury shares, i.e., shares held by us or our majority-owned subsidiaries, will not be entitled to vote at our shareholders' meetings.

Preemptive Rights

Shareholders have preemptive rights to subscribe for newly issued common shares and other equity instruments, stock options and convertible bonds in proportion to the nominal amount of our common shares they own. The vote of a supermajority of two-thirds of the common shares represented at a shareholders' meeting may, however, limit or suspend preemptive rights in certain limited circumstances.

Informational Rights

At a shareholders' meeting, each shareholder is entitled to request certain information from our board of directors concerning our affairs and to request information from our auditors concerning their audit and its results. Such information must be provided to the extent that it is necessary to exercise shareholder rights (for example, voting rights) and does not jeopardize business secrets or other legitimate interests of Alcon. Additionally, our books and correspondence may be inspected by our shareholders if such an inspection is expressly authorized by our shareholders or our board of directors, subject to the protection of business secrets. If information is withheld or a request to inspect refused, a court in our place of incorporation (Zug, Switzerland) may be petitioned to order access to information or to permit the inspection.

The right to inspect our share register is limited to the right to inspect that shareholder's own entry on our share register.

Preferred Shares

As of December 31, 2002, no Alcon preferred shares were authorized, issued or outstanding.

Future Share Issuances

Under Swiss law, all decisions with respect to capital increases, whether of common or nonvoting preferred shares and whether for cash, non-cash or no consideration, are subject to the approval or authorization by shareholders.

Creation of Conditional Share Capital for the 2002 Alcon Incentive Plan.  Our share capital may be increased by a maximum aggregate amount of CHF 6 million through the issuance of a maximum of 30 million fully paid common shares, subject to adjustments to reflect share splits, upon the exercise of options to purchase common shares. New common shares will be issued upon the exercise of options which our management, employees and directors may be granted pursuant to the 2002 Alcon Incentive Plan. The grant of these options and the issuance of the underlying common shares upon option exercises will not entitle our shareholders to preemptive rights. The exercise price of the stock options shall be no less than the market price of common shares upon the date of grant of the options. See "Management-2002 Alcon Incentive Plan."

At December 31, 2002, 91,000 common shares had been issued from conditional share capital pursuant to the exercise of stock options granted under the 2002 Alcon Incentive Plan.

Certain Provisions of Our Articles, Organizational Regulations and Swiss Law

Business Purpose and Duration

Article 2 of our Articles of Association provides that our business purpose is to purchase, administer and transfer patents, trademarks and technical and industrial know-how; to provide technical and administrative consultancy services; and to hold participations in other industrial or commercial companies. In addition, we may conduct all transactions to which our business purpose may relate.

Our Articles of Association do not limit our duration.

Notices

Swiss corporate law requires us to publish notices, including notice of shareholders' meetings, to our shareholders in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). Our board of directors may, but is not generally required by Swiss law to, designate additional means of providing notice to shareholders. We may also communicate with our shareholders through the addresses registered in our share register.

Shareholders' Meetings

Annual General Meetings

Under Swiss corporate law, we must hold an annual general meeting of shareholders within six months after the end of our financial year, which is the calendar year. Our board of directors has the authority to convene annual general meetings. Holders of common shares with a nominal value equal to at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at a shareholders' meeting. Under Swiss corporate law, notice of a shareholders' meeting must be given at least 20 days prior to the date of that meeting.

The 2003 annual general meeting of shareholders is scheduled for May 20, 2003 in Zug, Switzerland.

Extraordinary General Meetings

Our board of directors is required to convene an extraordinary general meeting of shareholders, for among other reasons, if a shareholders' meeting adopts a resolution to that effect or if holders of common shares representing an aggregate of at least 10% of our nominal share capital request in writing that it do so. An extraordinary general meeting is convened by publication of a notice as set forth above under ""- Notices".

Powers and Duties

  Pursuant to Swiss corporate law, our shareholders have the exclusive right to decide on the following matters:

  adoption and amendment of our Articles of Association;

  election of members of our board of directors, statutory auditors, the auditors for our consolidated financial statements and the special auditors;

  approval of our annual report, our statutory financial statements and our consolidated financial statements;

  payments of dividends and any other distributions to shareholders;

  discharge of the members of our board of directors from liability for previous business conduct to the extent such conduct is known to the shareholders; and

  any other resolutions which are submitted to a shareholders' meeting pursuant to law, our Articles of Association or by voluntary submission by our board of directors.

Proxies

Shareholders can choose to be represented at a shareholders' meeting by a proxy who is not required to be a shareholder. Shares held in collective custody through DTC will be able to participate in shareholders' meetings regardless of record ownership. See ""- Record Date".

Quorum

No quorum for shareholders' meetings is specified in our Articles of Association.

Action by Shareholders

At a shareholders' meeting, all voting takes place by a show of hands, unless voting by ballot is resolved by a majority vote of shareholders present or ordered by the chairman of the meeting or unless voting is done by electronic form as ordered by the chairman of the meeting. Resolutions of shareholders generally require the approval of a majority of the common shares represented at a shareholders' meeting, with abstentions having the effect of votes against the resolution. Shareholders' resolutions requiring the affirmative vote of a majority of the common shares represented at a shareholders' meeting include:

  amendments to our Articles of Association, unless the amendment is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders' meeting;

  elections of directors and auditors;

  approval of our annual report, statutory financial statements and consolidated financial statements;

  payment of dividends;

  decisions to discharge the directors and management from liability for matters disclosed to the shareholders' meeting; and

  ordering of an independent investigation into specific matters proposed to the shareholders' meeting (Sonderprüfung).

Pursuant to Swiss corporate law, the affirmative vote of two-thirds of the common shares represented at a shareholders' meeting is required to approve:

  changes in our business purpose;

  the creation of shares having different par values, each of which is entitled to one vote (i.e., dual-class common shares);

  the creation of restrictions on the transferability of common shares;

  the creation of authorized share capital or conditional share capital;

  an increase in our share capital by way of capitalization of reserves (Kapitalerhöhung aus Reserven), against contribution in kind (Sacheinlage), for the acquisition of assets (Sachübernahme), as well as involving the grant of preferences;

  a restriction or elimination of preemptive rights of shareholders in connection with a share capital increase;

  a relocation of our place of incorporation; and

  the dissolution of Alcon other than by liquidation, including through a merger in which we are not the surviving corporation.

In addition, our Articles of Association require the approval of a supermajority of at least two-thirds of the common shares represented at a shareholders' meeting to:

  create or abolish any restrictions on the exercise of voting rights;

  abolish any applicable restrictions on the transferability of shares;

  convert registered shares into bearer shares and vice versa; and

  modify any provisions in our Articles of Association requiring actions to be approved by a supermajority of the common shares represented at a shareholders' meeting.

Under Swiss corporate law, shareholders are not permitted to act by written consent in lieu of a shareholders' meeting.

Record Date

We intend to announce the dates of forthcoming shareholders' meetings not less than 30 days prior to the date of the shareholders' meeting in question and to set a date for eligibility to vote at the shareholders' meeting, which we refer to as the date of the closing of the books, not less than 20 days prior to the date of the shareholders' meeting in question.

We intend to mail shareholders' meeting materials to record owners and to beneficial owners of shares holding their shares through DTC through customary banking and brokerage channels within seven business days after the date of the closing of the books.

Shareholders of record and beneficial owners of shares holding their shares through DTC will have the opportunity to appoint proxies, in the case of shareholders of record, or give voting instructions, in the case of beneficial owners of shares holding their shares through DTC, or to request attendance at shareholders' meetings. Any request must be mailed to the address indicated in the shareholders' meeting material through the same banking and brokerage channels as we originally used to send the shareholders' materials.

Net Profits and Dividends

Swiss corporate law requires us to retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our nominal share capital. All other net profits may be paid as dividends if approved by our shareholders.

Under Swiss corporate law, we may only pay dividends if we have sufficient distributable profits from prior business years, or if the reserves on our holding company-only balance sheet prepared in accordance with Swiss statutory accounting rules are sufficient to allow the distribution of a dividend. In either event, dividends may be distributed only following approval by our shareholders based on our statutory holding company-only accounts. Our board of directors may propose that a dividend be distributed, but our shareholders retain the final authority to determine whether a dividend is paid. Our statutory auditors must also confirm that the dividend proposal of the board of directors conforms to statutory law and our Articles of Association. Subject to the foregoing, we intend to pay dividends on our common shares. See "Dividend Policy".

We are required under Swiss corporate law to declare dividends on our shares in Swiss francs. Holders of our common shares will receive payments in U.S. dollars, unless they provide notice to our transfer agent, The Bank of New York, that they wish to receive dividend payments in Swiss francs. The Bank of New York will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, less amounts subject to withholding for taxes.

Dividends usually become due and payable promptly after our shareholders approve their payment. Dividends which remain unclaimed for five years after the due date become barred by the statute of limitations under Swiss law and are allocated to our general reserves.

Dividends on our common shares are subject to Swiss withholding taxes as described under the heading "Taxation."

Borrowing Powers

Neither Swiss law nor our Articles of Association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by our shareholders is required.

Conflicts of Interest

Swiss law does not have a general provision regarding conflicts of interest. However, the Swiss Federal Code of Obligations requires directors and officers to safeguard the interests of the company and, in this connection, imposes duties of care and loyalty. This rule is generally understood as disqualifying directors and officers from participating in decisions directly affecting them. A breach of these provisions results in the breaching director or officer incurring personal liability to us. Our organizational regulations provide special provisions addressing conflicts of interest of directors. In addition, under Swiss law, payments made to a shareholder or a director or any persons associated therewith, other than on arm's length terms, must be repaid to us if the recipient of the payment was acting in bad faith.

Repurchases of Shares

Swiss law limits the amount of our shares that we may hold or repurchase. We, together with our subsidiaries, may only repurchase shares if (i) we have sufficient freely distributable reserves to pay the purchase price and (ii) the aggregate par value of the repurchased shares does not exceed 10% of the nominal share capital of our company. Furthermore, we must create a reserve on our statutory balance sheet in the amount of the purchase price of the repurchased shares. On shares we or our subsidiaries repurchase any rights to vote are suspended, but these shares are entitled to the economic benefits applicable to our shares generally.

Dissolution; Merger

We may be dissolved at any time with the approval of (i) a simple majority of our common shares represented at a shareholders' meeting in the event we are being dissolved through a liquidation and (ii) two-thirds of the common shares represented at a shareholders' meeting in all other cases of dissolution, including a merger where we are not the surviving entity. Dissolution by court order is possible if we become bankrupt, or for cause at the request of shareholders holding at least 10% of our share capital. Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up par value of shares held, subject to a Swiss withholding tax of 35% on the amount exceeding the paid-up par value. See "Taxation-Swiss Tax Considerations-Swiss Withholding Tax on Dividends and Similar Distributions."

Board of Directors

Number, Removal, Vacancies and Term

Our Articles of Association provide that we will have at least seven directors at all times. All of our directors are elected by the vote of the holders of a majority of the common shares represented at a shareholders' meeting, and directors may be removed at any time with or without cause by the holders of a majority of the common shares represented at a shareholders' meeting. All vacancies on our board of directors must be filled by a vote of our shareholders. Each member of our board of directors must have nominal ownership of at least one common share, other than members of our board of directors who are representatives of a legal entity that owns common shares.

Our Articles of Association provide that the term of office for each director is three years, with the interval between two annual general meetings being deemed a year for this purpose. The initial term of office for each director will be fixed in such a way as to assure that about one-third of all the members must be newly elected or re-elected every year. Swiss law permits staggered terms for directors. Directors, other than our chief executive officer, are eligible to be re-elected a maximum of two times. Our organizational regulations provide that directors will retire from office no later than the annual general meeting after their 72nd birthday.

Powers and Duties

Pursuant to Swiss statutory law, our Articles of Association and organizational regulations, our board of directors is the corporate body responsible for our business strategy, financial planning and control, and supervision of executive management. Our organizational regulations contemplate that our board of directors is responsible for our business operations. Among other things, our board of directors as a whole has ultimate responsibility for: (i) the ultimate direction of Alcon and the issuance of the necessary guidelines; (ii) the determination of our organizational structure, including the enactment and amendment of the organizational regulations; (iii) the determination of our accounting principles, financial controls and financial planning; (iv) the appointment and removal of the secretary of the board of directors, members of board committees and our executive management, as well as the termination of their signatory power; (v) the ultimate supervision of our executive management; (vi) the preparation of our business report and financial statements, the preparation of shareholders' meetings and the implementation of resolutions adopted by our shareholders; (vii) the examination of the professional qualifications of our auditors; (viii) the notification of the court if our liabilities exceed our assets (art. 725 CO); (ix) the approval of certain significant transactions, details of which are set out in our organizational regulations; (x) the exercise of shareholder rights in our subsidiaries, as well as the ultimate control of the business activities of our subsidiaries; (xi) the establishment of our dividend policy; (xii) the review and approval of the recommendations of the board committees; and (xiii) the response to any approach regarding a takeover offer.

Except as otherwise provided in our organizational regulations with respect to the independent director committee, our organizational regulations may be amended with the approval of two-thirds of the members of our board of directors attending a meeting.

Certain Anti-Takeover Provisions

Business Combinations

The separation agreement and our organizational regulations contemplate that certain mergers, takeovers or other business combinations involving us must be approved by a special committee of independent directors charged with protecting the interests of minority shareholders, as well as by the full board of directors.

Our organizational regulations further obligate our board of directors to form a special committee of independent and disinterested directors charged with protecting the interests of minority shareholders to evaluate and decide upon (i) a proposed merger, takeover, other business combination or related party transaction of Alcon with its majority shareholder or any group company of the majority shareholder, (ii) a proposed bid for the minority shareholdings of Alcon by any entity owning a majority of our outstanding voting rights or (iii) a proposed repurchase by us of all of our shares not owned by an entity owning a majority of the outstanding voting rights of Alcon.

Since our common shares are not listed on any Swiss stock exchange, the restrictions on implementing a poison pill set forth in the Swiss Act on Stock Exchanges and Securities Trading, which we refer to as the Swiss Stock Exchange Act, are not applicable to us. Anti-takeover measures implemented by our board of directors would be restricted by the principle of equal treatment of shareholders and the general rule that new shares may only be issued based on a shareholders' resolution; this rule generally bars a board of directors from issuing shares or options to all shareholders other than a hostile bidder. Shareholders may, however, implement certain anti-takeover measures through a shareholders' resolution.

Mandatory Bid Rules

Since our common shares are not listed on any Swiss exchange, the mandatory bid rules specified in the Swiss Stock Exchange Act will not apply to us.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Act on Stock Exchanges and Securities Trading do not apply to us, since our common shares are not listed on a Swiss exchange. Since our common shares are listed on the New York Stock Exchange, the provisions of the United States Securities Exchange Act of 1934, as amended, requiring disclosure of certain beneficial interests will apply to our common shares.

Transfer and Paying Agents

Our transfer agent and paying agent for dividends and all other similar payments on our common shares is The Bank of New York.

Auditors, Group Auditors and Special Auditors

Prior to the IPO, Nestlé elected KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, as auditors and group auditors for the year ending December 31, 2002. KPMG Klynveld Peat Marwick Goerdeler SA meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies. Prior to the IPO, Nestlé also elected Zensor Auditing Ltd., Zug, as special auditors for special audits in connection with capital increases. The auditors, group auditors and the special auditors are elected for a term ending at our next annual general shareholders' meeting.

Shares Eligible For Future Sale

Our common shares held by Nestlé are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

The separation agreement contains provisions granting registration rights under the Securities Act to Nestlé with respect to sales of our common shares by Nestlé.

    MATERIAL CONTRACTS

Except as noted below with respect to certain agreements we have entered into with Nestlé, our major shareholder, we are not party to any material contracts other than those entered into in the ordinary course of business.

  As of December 31, 2002, the Company had a $2.0 billion commercial paper facility.  As of December 31, 2002, $1,377.4 million of commercial paper was outstanding under this facility at an average interest rate of 1.34% before fees. Nestlé guarantees the commercial paper issued under this facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. Nestlé's guarantee permits Alcon to obtain more favorable interest rates based upon Nestlé's credit rating, than might otherwise be obtained.  We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction.

  The Company had available commitments of $140.0 million under an unsecured demand note payable to a Nestlé affiliate; at December 31, 2002, no advances were outstanding under this demand note.  The demand note is committed for less than one year and accrues interest at a rate consistent with local borrowing rates.

  On January 1, 2003, the Company entered into an agreement whereby Nestlé provides certain treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction.  The agreement may be terminated with sixty days written notice.

    EXCHANGE CONTROLS

    Other than in connection with government sanctions imposed on Iraq, Yugoslavia, UNITA (Angola), Myanmar, Zimbabwe and on persons or organizations with links to Osama bin Laden, the "Al-Qaida" group, the Taliban and other terrorist groups, there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

    TAXATION

The following is a summary of the material U.S. Federal income tax and Swiss tax considerations relevant to the ownership, acquisition and disposition of our common shares.

For purposes of this discussion, a "U.S. Holder" is any one of the following:

  an individual who is a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

  an estate the income of which is subject to U.S. Federal income taxation regardless of its source;

  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

  a person otherwise subject to U.S. Federal income tax on its worldwide income.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the partner's circumstances and upon the activities of the partnership. Partners of partnerships holding these common shares should consult their tax advisors as to the tax consequences of owning or disposing of common shares.

A "Non-U.S. Holder" is a holder that is not a U.S. Holder. This discussion does not address the U.S. Federal, local, state, foreign or other tax consequences to Non-U.S. Holders as a result of the ownership or disposal of common shares. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, LOCAL, STATE, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM AS A RESULT OF THE OWNERSHIP OR DISPOSAL OF COMMON SHARES.

This summary is not a complete description of all of the tax consequences of the ownership or disposition of common shares. It is based on the current tax laws of Switzerland and the United States, including the United States Internal Revenue Code of 1986, as amended, its legislative history, temporary, existing and proposed Treasury Regulations, U.S. Internal Revenue Service rulings and judicial opinions, all as in effect on the date of this report and all subject to change, possibly with retroactive effect. Your individual circumstances may affect the tax consequences arising from your ownership and disposal of common shares, and your particular facts or circumstances are not considered in the discussion below.

The summary is not intended to apply to holders of common shares in particular circumstances, such as:

  dealers in securities;

  traders in securities who elect to apply a mark-to-market method of tax accounting;

  financial institutions;

  regulated investment companies;

  tax-exempt organizations;

  insurance companies;

  persons holding common shares as part of a hedging, straddle, conversion or other integrated transaction;

  U.S. Holders who hold their common shares other than as capital assets;

  persons whose functional currency is not the U.S. dollar;

  certain U.S. expatriates;

  persons subject to the U.S. alternative minimum tax; and

  holders of common shares that will own directly or indirectly, or will be deemed to own, 10% or more of either the total voting power or the total value of our stock.

Furthermore, this summary does not describe all the tax considerations relevant to persons who acquired common shares pursuant to compensatory arrangements.

Swiss Tax Considerations

Swiss Withholding Tax on Dividends and Similar Distributions

Dividends paid and other similar cash or in-kind taxable distributions made by us to a holder of common shares (including dividends on liquidation proceeds and stock dividends) are subject to Swiss Federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration.

Swiss Holders

A Swiss Holder who is an individual or a legal entity resident in Switzerland for tax purposes is generally entitled to a total refund or tax credit of the withholding tax incurred if that holder is the beneficial owner of such distributions at the time the distribution is due and duly reports the receipt thereof in the relevant tax return.

U.S. Holders

A U.S. Holder who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial refund of the withholding tax incurred on a taxable distribution from us if the conditions of the bilateral tax treaty between the U.S. and Switzerland are met. A U.S. Holder who is a resident of the United States for purposes of the bilateral tax treaty between the U.S. and Switzerland is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under this treaty and (ii) holds, directly or indirectly, less than 10% of our voting stock and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which common shares are attributable. Such an eligible U.S. Holder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Swiss Federal Tax Administration at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH 3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

Other Holders

Any other holder who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a total or partial refund of the withholding tax incurred on a taxable distribution from us if the country in which such holder resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met. Other holders of common shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Other holders of common shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding the receipt, ownership, purchase, sale or other disposition of shares and the procedures for claiming a refund of the withholding tax.

As of November 1, 2002, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries.

Albania

Hungary

Mexico

Slovenia

Argentina (prov.)

Iceland

Moldova

South Africa

Australia

India

Mongolia

South Korea

Austria

Indonesia

Morocco

Spain

Belarus

Italy

Netherlands

Sri Lanka

Belgium

Ivory Coast

New Zealand

Sweden

Bulgaria

Jamaica

Norway

Thailand

Canada

Japan

Pakistan

Trinidad and Tobago

Croatia

Kazakhstan

People's Republic of China

Tunisia

Czech Republic

Kuwait

Philippines

Ukraine

Denmark

Kyrgyzstan

Poland

United Kingdom

Ecuador

Latvia

Portugal

United States

Egypt

Liechtenstein

Republic of Ireland

Venezuela

Finland

Lithuania

Romania

Vietnam

France

Luxembourg

Russia

Germany

Macedonia

Singapore

Greece

Malaysia

Slovakia

In addition, negotiations have been completed for new double taxation treaties with Armenia, Estonia, Georgia, Israel, Uzbekistan and Zimbabwe. Negotiations for double taxation treaties with Brazil, Chile, Iran, Turkmenistan, Turkey and Yugoslavia are in process.

Income and Profit Tax on Dividends and Similar Distributions

Swiss Holders

A Swiss Holder of common shares who is an individual resident in Switzerland for tax purposes or a non-Swiss resident holding common shares as part of a Swiss business operation or a Swiss permanent establishment is required to report the receipt of taxable distributions received on the shares in his or her relevant Swiss tax returns. A Swiss Holder that is a legal entity resident for tax purposes in Switzerland or a non-Swiss resident holding common shares as part of a Swiss establishment is required to include taxable distributions received on the common shares in its income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding common shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from a tax relief with respect to dividends (Beteiligungsabzug).

U.S. Holders and Other Holders

U.S. and Non-U.S. Holders of common shares who are neither residents of Switzerland for tax purposes nor hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of dividends and similar distributions received from us.

Capital Gains Realized on Common Shares

Swiss Holders

A Swiss Holder who is an individual resident in Switzerland for tax purposes holding common shares as part of his or her private property generally is exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of the shares, unless such individual is qualified as a security trading professional for income tax purposes. Gains realized upon a repurchase of the common shares by us for the purpose of a capital reduction are characterized as taxable distributions. The same is true for gains realized upon a repurchase of the common shares if we were not to dispose of the repurchased shares within six years after the repurchase or such shares were repurchased in view of a capital reduction. Taxable income would be the difference between the repurchase price and the nominal value of the common shares.

A Swiss Holder that holds the shares as business assets or a non-Swiss resident holding shares as part of a Swiss business operation or Swiss permanent establishment is required to include capital gains realized upon the disposal of common shares in its income subject to Swiss income tax. A Swiss Holder that is a legal entity resident in Switzerland for tax purposes or a non-Swiss resident legal entity holding common shares as part of a Swiss permanent establishment is required to include capital gains realized upon the disposal of common shares in its income subject to Swiss corporate income tax.

In both cases, capital gains would be the surplus (if any) of sales proceeds over book value.

U.S. Holders and Other Holders

U.S. and Non-U.S. Holders of common shares that are not resident in Switzerland for tax purposes and do not hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes on gains realized upon the disposal of common shares.

Net Worth and Capital Taxes

Swiss Holders

A Swiss Holder of common shares who is an individual resident in Switzerland for tax purposes or is a non-Swiss resident holding common shares as part of a Swiss business operation or Swiss permanent establishment is required to include his or her shares in his or her wealth that is subject to cantonal and communal net worth tax. A Swiss Holder that is a legal entity resident in Switzerland for tax purposes or a non-Swiss resident legal entity holding common shares as part of a Swiss permanent establishment is required to include its common shares in its assets. The legal entity equity is then subject to cantonal and communal capital tax.

U.S. Holders and Other Holders

U.S. and Non-U.S. Holders of common shares that are not resident in Switzerland for tax purposes and do not hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.

Stamp Taxes upon Transfer of Securities

The transfer of common shares by any holder may be subject to a Swiss securities transfer tax of 0.15% calculated on the transaction value if it occurs through or with a Swiss bank or other securities dealer as defined in the Swiss Federal Stamp Tax Act. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers or exempt entities. Transactions in common shares effected by or through non-Swiss financial institutions are generally not subject to Swiss securities transfer tax, but may be subject to other local stamp taxes, stock exchange levies or other duties.

U.S. Federal Income Tax Considerations for U.S. Holders

Taxation of Dividends

The gross amount of a distribution made by us, including any amounts of Swiss tax withheld, will be taxable to a U.S. Holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes. Dividends received on common shares will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a U.S. Holder to the extent of the U.S. Holder's tax basis in its common shares. To the extent that such distributions are in excess of the U.S. Holder's basis in its common shares, the distribution will constitute gain from the deemed sale or exchange of his or her shares. See ""- Tax on Sale or Exchange of Common Shares" below.

The amount of a distribution will be the U.S. dollar value of the Swiss franc payment, determined at the spot Swiss franc/U.S. dollar rate on the date the dividend is includible in a U.S. Holder's income, regardless of whether the payment in fact is converted into U.S. dollars. Generally, any gain or loss resulting from currency fluctuations during the period from the date a U.S. Holder includes the dividend in income to the date such U.S. Holder (or a third party acting for such U.S. Holder) converts the payment into U.S. dollars will be treated as ordinary income or loss. Any such income or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

A U.S. Holder will be entitled to claim a foreign tax credit with respect to distributions received from us only for foreign taxes (such as Swiss withholding taxes) imposed on dividends paid to such U.S. Holder and not for taxes imposed on us or on any entity in which we have made an investment. Distributions with respect to the common shares that are taxable as dividends generally will be treated as foreign source passive income (or for U.S. Holders that are "financial services entities" as defined in the Treasury Regulations, foreign source "financial services income") for U.S. foreign tax credit purposes.

Tax on Sale or Exchange of Common Shares

For U.S. Federal income tax purposes, a U.S. Holder generally will recognize gain or loss on a sale, exchange or other disposition of common shares, unless a specific nonrecognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property, received and the U.S. Holder's tax basis in the common shares. A U.S. Holder's tax basis in the common shares will generally equal the amount paid by the U.S. Holder for the common shares. Gain or loss arising from a sale or exchange of common shares will be capital gain or loss and will be long term if the holding period of the U.S. Holder for the shares exceeds one year. In general, gain from a sale or exchange of shares by a U.S. Holder will be treated as United States source income for U.S. foreign tax credit limitation purposes.

Controlled Foreign Corporation; Foreign Personal Holding Company

We do not expect to be deemed a "controlled foreign corporation" or a "foreign personal holding company" because we expect more than 50% of the voting power and value of our shares to be held by non-U.S. persons. If more than 50% of the voting power or value of our shares were owned (directly or indirectly or by attribution) by U.S. Holders who hold 10% or more of the voting power of our outstanding shares, then we would become a controlled foreign corporation and the U.S. Holders who hold 10% or more of our voting power would be required to include in their taxable income as a constructive dividend an amount equal to their share of certain of our undistributed income. If more than 50% of the voting power or value of our shares were owned (directly or indirectly or by attribution) by five or fewer individuals who are citizens or residents of the U.S. and if at least 60% of our income were to consist of certain interest, dividend or other enumerated types of income, we would become a foreign personal holding corporation and all U.S. Holders (regardless of their ownership percentage) would be required to include in their taxable income as a constructive dividend an amount equal to their share of certain of our undistributed income.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company because less than 75% of our gross income will consist of certain "passive" income and less than 50% of the average value of our assets will consist of assets that produce, or are held for the production of, such passive income. For this purpose, "passive" income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. If we were to become a passive foreign investment company, which determination will be made on an annual basis, the passive foreign investment company rules could produce significant adverse consequences for a U.S. Holder (regardless of the ownership percentage of our shares held by such holder).

Backup Withholding and Information Reporting

Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 30% rate, on dividends received on common shares. This withholding generally applies only if that individual holder:

  fails to furnish his or her taxpayer identification number to the U.S. financial institution that is in charge of the administration of that holder's common shares or any other person responsible for the payment of dividends on the common shares;

  furnishes an incorrect taxpayer identification number;

  is notified by the U.S. Internal Revenue Service that he or she has failed to properly report payments of interest or dividends and the U.S. Internal Revenue Service has notified us that the individual holder is subject to backup withholding; or

  fails, under specified circumstances, to comply with applicable certification requirements.

Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder's U.S. Federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Holders should consult their own tax advisor as to the application of the U.S. Federal information reporting and backup withholding requirements to them and their qualification, if any, for an exemption under these rules.

This discussion, which does not address any aspects of U.S. taxation other than Federal income taxation or any state or local law relevant to U.S. Holders of common shares, is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF COMMON SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES.

    DIVIDENDS AND PAYING AGENTS

    Not Applicable.

    STATEMENT OF EXPERTS

    Not Applicable.

    DOCUMENTS ON DISPLAY.

The descriptions of each contract, agreement or other document filed as an exhibit to this report on Form 20-F are summaries only and do not purport to be complete. Each such description is qualified in its entirety by reference to such exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Securities Exchange Act and in accordance therewith will file reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

As a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies; however, we intend to furnish holders of our common shares with reports annually containing consolidated financial statements audited by independent accountants. We also intend to file quarterly financial statements under cover of Form 6-K.

    SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks.  At December 31, 2002, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments.  Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 16 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Quantitative Disclosure Concerning Market Risk

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use derivative financial instruments as risk management tools and not for speculative purposes.

We use foreign currency forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Currency exchange contracts are used primarily to hedge inter-company purchases and sales.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates.  For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations.  The financial instruments included in our sensitivity analysis are currency forward contracts.  Such contracts generally have a duration of three to twelve months and are used to hedge transactions that are firmly committed on the date the forward contract is entered into or are anticipated to occur within twelve months of that date.  The sensitivity analysis excludes the values of foreign currency denominated receivables and payables because of their short maturities and assumes that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar.  All other factors were held constant.  To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates.  For contracts outstanding as of December 31, 2002, a 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately $22.3 million.  Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have decreased our pre-tax earnings by approximately $22.3 million.  Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

The model used to perform the sensitivity analysis assumes a parallel shift in all currency exchange spot rates.  Exchange rates, however, rarely move in the same direction.  The assumption that all exchange rates change in a parallel manner does not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables other than the specific market risk are held constant.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.  At December 31, 2002, the financial instruments are as follows:

$112 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from short term debt denominated in Swiss francs.

$218 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from short term net euro liabilities in our Belgium subsidiary.

$28 million notional amount of foreign currency swaps designated as fair value hedges in Brazil where we borrow U.S. dollars and swap into Brazilian reis.

$22 million notional amount of foreign currency forward-exchange contracts designated as cash flow hedges covering U.S. dollar purchase commitments in our Japan subsidiary maturing in 2003.

$12 million notional amount of foreign currency forward-exchange contracts designated as cash flow hedges covering euro and U.S. dollar exposures to the rand in our South African subsidiary maturing throughout 2003.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position.  As of December 31, 2002, approximately 4.5% of our debt was long term fixed rate loans.  We also had short term floating rate investments and deposits equal to approximately 53.4% of our short term floating rate debt at December 31, 2002.  The excess amount of our short term debt over our short term investments and deposits is exposed to fluctuations in short term interest rates.  A 1% increase in short term interest rates would have decreased our pre-tax earnings by $8.3 million and a 1% decrease in short term interest rates would have increased our pre-tax earnings by $8.3 million.  Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion.  This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument.  In July 2002, we entered into two separate two-year pay fixed, receive floating interest rate swaps with a total notional amount of $50 million.  The swaps effectively converted a portion of our floating rate commercial paper borrowings to fixed using a 3-month LIBOR interest rate swap.

At December 31, 2002, the fair value of the interest rate swaps was $2.1 million.  The fair values of the interest rate swaps are based on market data including the relevant interest rates at December 31, 2002 and are estimated using the Black-Scholes model.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

Alcon's Registration Statement No. 333-83286 on Form F-1 was made effective March 20, 2002.  The offering commenced March 20, 2002, and a group of underwriters, managed jointly by Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, purchased the entire offering of 69,750,000 common shares of Alcon, Inc. plus the over-allotment option of 6,975,000 common shares.  In the Registration Statement, we registered 76,725,000 common shares at a proposed aggregate price of $2,685,375,000.  The offering sold all 76,725,000 common shares for an aggregate offering price of $2,531,925,000.

In connection with the issuance and distribution of the registered securities, Alcon incurred, from the effective date of the registration statement to December 31, 2002, the following expenses:

(in millions)

Underwriting discounts and commissions

$

97.5

Finders' fees

--

Expenses paid to or for underwriters

--

Other expenses and taxes

26.3

Total expenses

$

123.8

The net offering proceeds to Alcon, after deducting total expenses, was $2,408.1 million.  From the effective date of the Registration Statement to December 31, 2002, the net amount of the offering proceeds were used as follows:

(in millions)

Redemption of our nonvoting preferred shares

owned by Nestlé, which also owns more than

10% of Alcon's common shares

$

2,188.0

Repayment of short term indebtedness

220.1

Total uses of all net proceeds of the offering

$

2,408.1

ITEM 15. CONTROLS AND PROCEDURES

  Evaluation of Disclosure Controls and Procedures. As of a date within 90 days of the filing date of this annual report (the "Evaluation Date"), the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including its chief executive officer and its chief financial officer, pursuant to Rule 13a-15 of the Exchange Act of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)).  Based on this evaluation, the Company's chief executive officer and its chief financial officer concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were reasonably designed to ensure that material information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Changes in Internal Controls.  There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.  As a result, no corrective actions were taken.

ITEM 16. RESERVED

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.           FINANCIAL STATEMENTS

 INDEX TO FINANCIAL STATEMENTS

ITEM 19.           EXHIBITS

EXHIBIT INDEX

Exhibit

No.

Description

1.1

Registrant's Articles of Association, as of February 4, 2003

1.2

Registrant's Organizational Regulations, as of October 10, 2002

(Incorporated by reference to Exhibit 99.1 to the Registrant's

Report on Form 6-K filed on December 10, 2002)

1.3

Change to Registrant's Organizational Regulations, dated March 17, 2003

2.1

The Registrant agrees to furnish copies of any instruments defining the rights of holders of long term debt of the Registrant and its consolidated subsidiaries that does not exceed 10% of the total assets of the Registrant and its consolidated subsidiaries to the

Commission upon request.

4.1

2002 Alcon Incentive Plan

4.2

Alcon Executive Deferred Compensation Plan

(Incorporated by reference to Exhibit 4.1 to the Registrant's

Registration Statement on Form S-8 filed on October 25, 2002,

File No. 333-100746)

4.3

Commercial Paper Guarantee

4.4

Demand Note payable to Nestlé Capital Corporation,

dated June 21, 2002

4.5

Investment Services Agreement with Nestlé S.A.

dated January 1, 2003

8.1

Significant Subsidiaries of the Registrant

12.1

Consent of Independent Auditors

12.2

Report of KPMG Klynveld Peat Marwick Goerdeler SA and

Swiss Disclosure Requirements

12.3

Report of the Statutory Auditors to the General Meeting

12.4

Certification Pursuant to 18 U.S.C. Section 1350 As Adopted

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

      ________ALCON, INC._____________________
       (Registrant)

      /s/ Jacqualyn A. Fouse
       (Signature)
      Jacqualyn A. Fouse, Senior Vice President, Finance and
      Chief Financial Officer

Date:

March 31, 2003

CHIEF EXECUTIVE OFFICER

CERTIFICATION

I, Timothy R. G. Sear, certify that:

I have reviewed this annual report on Form 20-F of Alcon, Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 31, 2003

/s/ T.R.G. Sear
       Timothy R.G. Sear
       Chairman, President & Chief Executive Officer

CHIEF FINANCIAL OFFICER

CERTIFICATION

I, Jacqualyn A. Fouse, certify that:

I have reviewed this annual report on Form 20-F of Alcon, Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 31, 2003

/s/ Jacqualyn A. Fouse
      Jacqualyn A. Fouse, Senior Vice President, Finance and
      Chief Financial Officer

  REPORT OF INDEPENDENT AUDITORS

  To the Board of Directors and Shareholders of

  Alcon, Inc.

  We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

  As discussed in note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

  /s/ KPMG LLP

  Fort Worth, Texas

  January 31, 2003

  ALCON, INC. AND SUBSIDIARIES

  CONSOLIDATED BALANCE SHEETS

December 31.

2002

2001

(in millions, except share data)

Assets

Current assets:

Cash and cash equivalents

$

967.9

$

1,140.5

Investments

66.3

61.9

Trade receivables, net

547.5

492.0

Inventories

412.3

379.5

Deferred income tax assets

128.7

128.8

Other current assets

88.2

48.5

Total current assets

2,210.9

2,251.2

Property, plant and equipment, net

679.1

643.8

Intangible assets, net

392.8

467.0

Goodwill

549.8

541.2

Long term deferred income tax assets

90.1

116.7

Other assets

47.1

50.9

Total assets

$

3,969.8

$

4,070.8

Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable

$

117.0

$

108.6

Short term borrowings

1,772.8

805.5

Current maturities of long term debt

23.1

29.4

Other current liabilities

659.4

667.1

Total current liabilities

2,572.3

1,610.6

Long term debt, net of current maturities

80.8

697.4

Long term deferred income tax liabilities

85.8

104.0

Other long term liabilities

256.6

269.2

Contingencies (note 17)

Shareholders' equity:

Common shares, par value CHF 0.20 per share, 336,975,000

shares authorized, 309,231,699 shares issued and

309,032,167 shares outstanding at December 31, 2002;

300,000,000 shares authorized, issued and outstanding

at December 31, 2001

42.5

42.9

Additional paid-in capital

508.5

592.0

Accumulated other comprehensive loss

(16.4

)

(110.8

)

Deferred compensation

(15.2

)

--

Retained earnings

463.0

865.5

982.4

1,389.6

Less treasury shares, at cost; 199,532 shares at

December 31, 2002; and no shares at

December 31, 2001

(8.1

)

--

Total shareholders' equity

974.3

1,389.6

Total liabilities and shareholders' equity

$

3,969.8

$

4,070.8

  See accompanying notes to consolidated financial statements.

  ALCON, INC. AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,

2002

2001

2000

(in millions, except share data)

Sales

$

3,009.1

$

2,747.7

$

2,553.6

Cost of goods sold

892.7

798.3

749.7

Gross profit

2,116.4

1,949.4

1,803.9

Selling, general and administrative

1,014.7

953.7

855.8

Research and development

323.5

289.8

246.3

In process research and development

--

--

18.5

Amortization of intangibles

74.5

117.0

86.5

Operating income

703.7

588.9

596.8

Other income (expense):

Gain (loss) from foreign currency, net

4.2

(4.8

)

0.1

Interest income

22.2

46.6

44.1

Interest expense

(53.8

)

(107.7

)

(86.3

)

Other

1.2

(9.1

)

--

Earnings before income taxes

677.5

513.9

554.7

Income taxes

210.6

198.3

223.0

Net earnings

$

466.9

$

315.6

$

331.7

Basic earnings per common share

$

1.54

$

1.05

$

1.11

Diluted earnings per common share

$

1.53

$

1.05

$

1.11

Basic weighted average common shares

301,482,834

300,000,000

300,000,000

Diluted weighted average common shares

302,511,780

300,000,000

300,000,000

  See accompanying notes to consolidated financial statements.

  ALCON, INC. AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND

  COMPREHENSIVE INCOME

  Years Ended December 31, 2002, 2001 and 2000

Common Stock

Accumulated

Number of

Additional

other

shares

Paid-in

comprehensive

Deferred

Retained

Treasury

outstanding

Amount

Capital

income (loss)

Compensation

Earnings

Shares

Total

(in millions, except share data)

Balance, January 1, 2000

300,000,000

$

42.9

$

592.0

$

(71.2

)

$

--

$

230.4

$

--

$

794.1

Comprehensive income:

Net earnings

--

--

--

--

--

331.7

--

331.7

Unrealized losses on

investments

--

--

--

(7.0

)

--

--

--

(7.0

)

Foreign currency translation

adjustments

--

--

--

(13.2

)

--

--

--

(13.2

)

Total comprehensive income

311.5

Dividends on common shares

--

--

--

--

--

(4.2

)

--

(4.2

)

Balance, December 31, 2000

300,000,000

42.9

592.0

(91.4

)

--

557.9

--

1,101.4

Comprehensive income:

Net earnings

--

--

--

--

--

315.6

--

315.6

Unrealized gains on

investments

--

--

--

0.4

--

--

--

0.4

Impairment loss on

investment

--

--

--

7.3

--

--

--

7.3

Foreign currency translation

adjustments

--

--

--

(27.1

)

--

--

--

(27.1

)

Total comprehensive income

296.2

Dividends on common shares

--

--

--

--

--

(8.0

)

--

(8.0)

Balance, December 31, 2001

300,000,000

42.9

592.0

(110.8

)

--

865.5

--

1,389.6

Comprehensive income:

Net earnings

--

--

--

--

--

466.9

--

466.9

Unrealized losses on

investments

--

--

--

(1.6

)

--

--

--

(1.6

)

Unrealized losses on cash

flow hedges

--

--

--

(5.8

)

--

--

--

(5.8

)

Foreign currency translation

adjustments

--

--

--

101.8

--

--

--

101.8

Total comprehensive income

561.3

Conversion of common shares

to preferred shares

(69,750,000

)

(10.0

)

(2,178.0

)

--

--

--

--

(2,188.0

)

Initial public offering

76,725,000

9.3

2,398.8

--

--

--

--

2,408.1

Options exercised

91,000

--

3.3

--

--

--

--

3.3

Treasury shares acquired

(199,532

)

--

--

--

--

--

(8.1

)

(8.1

)

Conversion of employee plan

2,165,699

0.3

70.3

--

(37.3

)

--

--

33.3

Compensation expense

--

--

--

--

22.1

--

--

22.1

Dividends and accretion of discount

on preferred shares of subsidiary

--

--

--

--

--

(3.9

)

--

(3.9

)

Dividends on common shares

--

--

(377.9

)

--

--

(865.5

)

--

(1,243.4

)

Balance, December 31, 2002

309,032,167

$

42.5

$

508.5

$

(16.4

)

$

(15.2

)

$

463.0

$

(8.1

)

$

974.3

  See accompanying notes to consolidated financial statements.

  ALCON, INC. AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

2002

2001

2000

(in millions)

Cash provided by (used in) operating activities:

Net earnings

$

466.9

$

315.6

$

331.7

Adjustments to reconcile net earnings to cash provided

from operating activities:

Depreciation

92.0

78.3

74.2

Amortization of intangibles

74.5

117.0

86.5

Amortization of deferred compensation

22.1

--

--

Deferred income taxes

5.0

(2.4

)

4.4

In process research and development

--

--

18.5

(Gain) loss on sale of assets

6.7

1.4

(1.5

)

Changes in operating assets and liabilities:

Trade receivables

(27.5

)

(27.6

)

(54.6

)

Inventories

(3.3

)

(57.4

)

(31.2

)

Other assets

28.6

31.0

(16.6

)

Accounts payable and other current liabilities

26.1

58.0

(16.2

)

Other long term liabilities

10.3

29.8

35.7

Net cash from operating activities

701.4

543.7

430.9

Cash provided by (used in) investing activities:

Proceeds from sale of assets

1.5

4.2

107.9

Purchases of property, plant and equipment

(120.9

)

(127.4

)

(117.1

)

Purchase of intangible assets

(2.8

)

(10.9

)

--

Net purchases of investments

(4.7

)

(15.2

)

(38.1

)

Acquisitions, net of cash acquired

--

--

(863.0

)

Net cash from investing activities

(126.9

)

(149.3

)

(910.3

)

Cash provided by (used in) financing activities:

Proceeds from issuance of long term debt

0.9

42.2

612.8

Net proceeds (repayment) from short term debt

951.4

(194.8

)

307.3

Dividends on common shares

(1,243.4

)

(8.0

)

(4.2

)

Repayment of long term debt

(630.4

)

(37.7

)

(32.9

)

Proceeds from public sale of common shares

2,408.1

--

--

Redemption of preferred shares

(2,188.0

)

--

--

Proceeds from sale of common stock to employees

3.3

--

--

Acquisition of treasury shares

(7.9

)

--

--

Proceeds from sale of preferred shares of subsidiary

1,362.5

--

--

Redemption of preferred shares of subsidiary

(1,364.4

)

--

--

Dividends on preferred shares of subsidiary

(2.0

)

--

--

Other

(42.8

)

42.8

--

Net cash from financing activities

(752.7

)

(155.5

)

883.0

Effect of exchange rates on cash and cash equivalents

5.6

(10.4

)

(2.1

)

Net increase (decrease) in cash and cash equivalents

(172.6

)

228.5

401.5

Cash and cash equivalents, beginning of year

1,140.5

912.0

510.5

Cash and cash equivalents, end of year

$

967.9

$

1,140.5

$

912.0

Supplemental disclosure of cash flow information:

Cash paid during the year for the following:

Interest expense, net of amount capitalized

$

53.4

$

111.6

$

85.6

Income taxes

$

210.6

$

146.1

$

192.7

  See accompanying notes to consolidated financial statements.

  ALCON, INC. AND SUBSIDIARIES

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (in millions, except share data)

  Initial Public Offering

At December 31, 2001, Alcon, Inc., a Swiss corporation ("Alcon"), was a wholly owned subsidiary of Nestlé S.A. ("Nestlé").  On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon.

Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 (CHF 2,100) for dividends and return of capital.  This payment was financed from existing cash and cash equivalents and additional short term borrowings.  The entire payment was considered a dividend under Swiss law.

On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares.  On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634.  The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002.  No dividends were paid on the preferred shares.

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares.  The net proceeds to Alcon from the IPO were $2,189.0, after offering expenses and taxes.  A portion of the IPO proceeds was utilized to repay $712.1 in short term debt until May 29, 2002, when the preferred shares were redeemed.

Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan.  These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

(2) Summary of Significant Accounting Policies and Practices

(a) Description of Business

The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from those estimates.

(d) Foreign Currency

The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings.  Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e) Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments

Investments consist of equity and fixed income securities classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale investments that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

(h) Financial Instruments

The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments. The Company does not enter into financial instruments for trading or speculative purposes.

The Company periodically uses foreign currency forward contracts to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany transactions. The forward contracts establish the exchange rates at which the Company purchases or sells the contracted amount of local currencies for specified foreign currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value.  For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged.  For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive loss in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets which are as follows:

Land improvements

25 years

Buildings and improvements

12-50 years

Machinery, other equipment and software

3-12 years

(j) Goodwill and Intangible Assets, Net

Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.  Alcon did not record an impairment loss as a result of the implementation of Statement 142.  Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

Prior to 2002, goodwill, which represents the excess of purchase price over fair value of net assets acquired, was amortized on a straight-line basis over the expected periods to be benefited, which were 10 to 20 years.

Intangible assets, net, consist of customer base, trademarks and patents, and licensed technology. The cost of other intangible assets is amortized straight line over the estimated useful lives of the respective assets, which are 5 to 20 years.

(k) Impairment

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Pension and Other Postretirement Plans

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement health care plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and health care cost trends. Past service costs are generally charged to income systematically over the remaining expected service lives of participating employees.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(m) Revenue Recognition

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for refractive laser system sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns. The Company recognizes revenue on refractive laser system equipment sales when the customer takes title and assumes risk of loss and when installation and training have been completed. Per procedure license fees related to refractive laser systems are recognized in the period when the procedure is performed. Estimated costs for warranty are recorded in cost of goods sold when the related equipment revenue is recognized.

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 101.

 (n) Research and Development

Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $99.7, $96.0 and $83.4 in 2002, 2001 and 2000, respectively.

Shipping and handling costs amounted to $37.0, $33.5 and $31.2 in 2002, 2001 and 2000, respectively.

(p) Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends to Alcon do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the relevant period.  Earnings available to common shareholders were determined by deducting dividends and accretion of discount on preferred shares of subsidiary from net earnings.  In 2002, diluted weighted average common shares reflects the potential dilution using the treasury stock method that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.  There were no dilutive securities outstanding in 2001 and 2000.

A reconciliation of net earning to earnings available to common shareholders for 2002 follows:

Net earnings

$

466.9

Dividends and accretion of discount on preferred shares of subsidiary

(3.9

)

Earnings available to common shareholders

$

463.0

The following table reconciles the weighted average shares of the basic and diluted per-share computations for 2002.

Basic weighted average common shares outstanding

301,482,834

Effect of dilutive securities:

      Employee stock options

303,665

      Contingent restricted common shares

725,281

Diluted weighted average common shares outstanding

302,511,780

(r) Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and unrealized losses on cash flow hedges and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s) Stock Based Compensation

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" in accounting for the plan.

2002

Net earnings, as reported

$

466.9

Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax benefits

(15.2

)

Proforma net earnings

$

451.7

Earnings per common share:

Basic - as reported

$

1.54

Basic - proforma

$

1.49

Diluted - as reported

$

1.53

Diluted - proforma

$

1.48

(t) Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date.  Warranty costs are estimated at the date of sale and amortized over the warranty period.  Such costs are estimated based on actual cost experience.  The reserves to satisfy warranty obligations were $6.4 at December 31, 2002 and 2001.

(u) Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

  Recently Adopted Accounting Standards

  Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets".

  Goodwill and Other Intangible Assets

  Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.  Alcon did not record an impairment as a result of the implementation of Statement 142.  Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

  Intangible assets subject to amortization:

December 31, 2002

December 31, 2001

Gross

Gross

Carrying

Accumulated

Carrying

Accumulated

Amount

Amortization

Amount

Amortization

Amortized intangible assets:

Licensed technology

$

508.3

$

(207.0

)

$

502.0

$

(151.6

)

Other

184.2

(92.7

)

182.2

(70.5

)

$

692.5

$

(299.7

)

$

684.2

$

(222.1

)

Year Ended December 31,

2002

2001

2000

Aggregate amortization expense related to intangible assets

$

74.5

$

74.5

$

59.4

  In connection with a voluntary recall and termination of the SKBM® microkeratome product line, a $5.9 impairment loss on intangible assets was recorded as amortization in 2002.

Estimated Amortization Expense:

For year ended December 31, 2003

$

66.7

For year ended December 31, 2004

$

62.5

For year ended December 31, 2005

$

60.7

For year ended December 31, 2006

$

54.6

For year ended December 31, 2007

$

51.4

  Alcon recorded no intangible assets with indefinite lives other than goodwill.

  The changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows:

United

States

International

Segment

Segment

Total

Balance, December 31, 2001

$

338.4

$

202.8

$

541.2

Amounts reclassified to goodwill from intangibles

3.2

1.7

4.9

Reclassified balance, December 31, 2001

341.6

204.5

546.1

Impact of changes in foreign exchange rates

--

3.7

3.7

Balance, December 31, 2002

$

341.6

$

208.2

$

549.8

   Statement 142 requires disclosure of net earnings, assuming the exclusion of amortization expense recognized in the periods for goodwill and intangible assets that will no longer be amortized, and changes in amortization periods for intangible assets that will continue to be amortized.

Year ended December 31,

2002

2001

2000

Reported net earnings

$

466.9

$

315.6

$

331.7

Add back--goodwill amortization, net

of income taxes

--

40.2

24.8

Adjusted net earnings

$

466.9

$

355.8

$

356.5

Basic earnings per share:

Reported net earnings

$

1.54

$

1.05

$

1.11

Add back--goodwill amortization, net

of income taxes

--

0.13

0.08

Adjusted net earnings

$

1.54

$

1.18

$

1.19

Diluted earnings per share:

Reported net earnings

$

1.53

$

1.05

$

1.11

Add back--goodwill amortization, net

of income taxes

--

0.13

0.08

Adjusted net earnings

$

1.53

$

1.18

$

1.19

  Long Lived Assets

  The adoption of Statement 144 did not have a material impact on either the results of operations or the financial position of Alcon.

  Cash Flows--Supplemental Disclosure of Non-cash Financing Activities

    On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares was CHF 3,634.

    In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.  The effects on the financial statements were to:

    decrease other current liabilities by $10.9

    decrease other long term liabilities by $23.3

    increase common stock and additional paid-in capital by $71.5 decrease total equity for deferred compensation of $37.3

Deferred compensation was reduced by $22.1, which was charged against earnings in year ended December 31, 2002 and was reflected as an adjustment in net cash from operating activities.

    During year ended December 31, 2002, Alcon acquired 6,032 treasury shares totaling $0.2 when certain individuals terminated employment before vesting in their restricted common shares, as discussed in note 13.

  Summit Acquisition

  On July 7, 2000, the Company purchased substantially all of the outstanding stock and options of Summit Autonomous Inc. ("Summit") for a total purchase price of $948.0 including acquisition costs. Summit manufactures, sells and services excimer laser systems and related products which correct vision disorders. The Company accounted for the acquisition using the purchase method. Under the purchase method, the Company allocated the purchase price to the identified assets (including tangible and intangible assets), in process research and development ("IPR&D") and liabilities based on their respective fair values. The excess of the purchase price over the value of the identified assets, IPR&D and liabilities was recorded as goodwill.

  Acquired IPR&D of $18.5 related to the LADARWave™ Custom Cornea® Wavefront System project was expensed immediately, resulting in a noncash charge to 2000 earnings, since the project had not reached technological feasibility and the assets to be used in such project had no alternative future use. The value of the IPR&D was determined by an independent appraiser.

  Summit, VISX, Incorporated and certain of their affiliates (including Pillar Point Partners, a partnership between affiliates of Summit and VISX) were involved in a number of antitrust lawsuits which, among other things, alleged price-fixing in connection with per-procedure patent royalties charged by Summit and VISX. These suits were settled in July 2001 for $25.0. This settlement was accrued on the July 7, 2000 balance sheet of Summit.

  Summit and certain of its present and former officers were defendants in two class action shareholder suits claiming, among other things, violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. These suits were settled for $10.0 during the fourth quarter of 2000. This settlement was accrued on the July 7, 2000 balance sheet of Summit.

  Supplemental Balance Sheet Information

December 31,

2002

2001

Cash and Cash Equivalents

Cash

$

47.1

$

45.8

Cash equivalents -- Nestlé

--

1,094.0

Cash equivalents -- Other

920.8

0.7

$

967.9

$

1,140.5

  Cash equivalents consisted of interest bearing deposits and repurchase agreements with an initial term of less than three months. At December 31, 2001, certain cash equivalents were on deposit with Nestlé subsidiaries, bearing interest of LIBOR plus a margin, and had original maturities of less than three months.

December 31,

2002

2001

Trade Receivables, Net

Trade receivables

$

580.5

$

516.0

Allowance for doubtful accounts

33.0

24.0

$

547.5

$

492.0

  Bad debt expense for the years ended December 31, 2002, 2001 and 2000 was $8.9, $11.9 and $3.1, respectively. The allowance for doubtful accounts at the beginning of 2001 and 2000 was $20.3 and, $17.0, respectively. Charge-offs (recoveries), net, for the years ended December 31, 2002, 2001 and 2000 were $ (0.1), $8.2 and $(0.2), respectively.

December 31,

2002

2001

Inventories

Finished products

$

245.0

$

219.8

Work in process

34.0

36.2

Raw materials

133.3

123.5

$

412.3

$

379.5

December 31,

2002

2001

Other Current Assets

Prepaid expenses

$

39.9

$

18.4

Receivables from affiliates

0.3

1.3

Other

48.0

28.8

$

88.2

$

48.5

December 31,

2002

2001

Property, Plant and Equipment, Net

Land and improvements

$

23.2

$

21.5

Buildings and improvements

466.7

439.5

Machinery, other equipment and software

728.4

665.2

Construction in progress

46.2

38.4

1,264.5

1,164.6

Accumulated depreciation

585.4

520.8

$

679.1

$

643.8

  Construction in progress at December 31, 2002 consisted primarily of various plant expansion projects. Commitments related to these projects at December 31, 2002 totaled $20.0.

December 31,

2002

2001

Other Current Liabilities

Deferred income tax liabilities

$

11.5

$

14.8

Payables to affiliates

4.3

47.1

Accrued payroll

183.0

159.0

Accrued taxes

224.9

214.0

Other

235.7

232.2

$

659.4

$

667.1

December 31,

2002

2001

Other Long Term Liabilities

Pension plans

$

161.0

$

146.8

Postretirement health care plan

41.4

32.1

Deferred compensation

32.2

65.7

Other

22.0

24.6

$

256.6

$

269.2

  Short Term Borrowings

December 31,

2002

2001

Lines of credit

$

240.6

$

192.1

Commercial paper

1,377.4

--

From affiliates

117.2

565.4

Bank overdrafts

37.6

48.0

$

1,772.8

$

805.5

  At December 31, 2002, the Company had several unsecured line of credit agreements totaling $ 335.1 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were nominal during 2002, 2001 and 2000. The weighted average interest rates at December 31, 2002 and 2001 were 6.6% and 6.3%, respectively. The amounts outstanding under these agreements at December 31, 2002 were due at various dates during 2003.

  At December 31, 2002, the Company had a $2,000 commercial paper facility. At December 31, 2002, the outstanding balance carried an average interest rate of 1.34% before fees. Related to this short term, floating interest rate borrowing, the Company has entered into two $25.0 interest rate swaps that have a net effect of fixing the interest rate of a portion of the outstanding amount at 2.77%, which is based on a two year rate at the time of initiation of the hedge.  Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction.

  The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2002 were either due on demand or at various dates during 2003. The weighted average interest rates at December 31, 2002 and 2001 were 3.6% and 2.9%, respectively. The unused portion under the line of credit agreements was $162.5 at December 31, 2002.

  The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $168.8 at December 31, 2002. The weighted average interest rates on bank overdrafts at December 31, 2002 and 2001 were 9.5% and 7.4%, respectively, in local currency terms.

  Long Term Debt

December 31,

2002

2001

Long term debt - Nestlé affiliates

$

--

$

600.0

License obligations

43.9

70.6

Bonds

45.6

39.6

Other

14.4

16.6

Total long term debt

103.9

726.8

Less current maturities of long term debt

23.1

29.4

Long term debt, net of current maturities

$

80.8

$

697.4

License obligations represented the present value of noninterest bearing future fixed payments through 2007 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (6.25% to 8.50%) at the time each license was obtained.

During January 2001, the Company's Japanese subsidiary issued bonds with interest at LIBOR ( 0.8% at December 31, 2002) due 2011. Such bonds were guaranteed by Nestlé for a fee of approximately $0.1 in 2002 and 2001.

Long term maturities for each of the next five years are $23.1 in 2003, $9.3 in 2004, $4.8 in 2005, $5.0 in 2006, and $5.1 in 2007.

Interest costs of $ 0.2, $2.2 and $2.3 in 2002, 2001 and 2000, respectively, were capitalized as part of property, plant and equipment.

(9) Income Taxes

The components of earnings before income taxes were:

2002

2001

2000

Switzerland

$

178.3

$

267.7

$

172.4

Outside of Switzerland

499.2

246.2

382.3

Earnings before income taxes

$

677.5

$

513.9

$

554.7

Income tax expense (benefit) consisted of the following:

2002

2001

2000

Current:

Switzerland

$

20.8

$

26.9

$

25.4

Outside of Switzerland

184.5

173.8

193.4

Total current

205.3

200.7

218.8

Deferred:

Switzerland

3.7

3.2

2.5

Outside of Switzerland

1.6

(5.6

)

1.7

Total deferred

5.3

(2.4

)

4.2

Total

$

210.6

$

198.3

$

$223.0

A comparison of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

2002

2001

2000

Statutory income tax rate

7.8

%

7.8

%

7.8

%

Effect of higher tax rates in other jurisdictions

25.2

26.0

23.8

Nondeductible items

--

4.2

4.3

Other

(1.9

)

0.6

4.3

Effective tax rate

31.1

%

38.6

%

40.2

%

At December 31, 2002, Alcon's subsidiaries had net operating loss carryforwards as follows:

Year of Expiration

Amount

2003

$

1.1

2004

0.6

2005

5.2

2006

3.0

2007

5.2

2008-2010

2.2

Indefinite

23.9

$

41.2

Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2002 and 2001 were as follows:

December 31,

2002

2001

Deferred income tax assets:

Trade receivables

$

20.0

$

 16.7

Inventories

40.8

42.1

Other current assets

--

2.1

Other assets

37.1

30.2

Accounts payable and other current liabilities

67.7

61.3

Other liabilities

96.5

109.3

Net operating loss carryforwards

13.5

6.3

Gross deferred income tax assets

275.6

268.0

Valuation allowance

(10.8

)

(4.6

)

Total deferred income tax assets

264.8

263.4

Deferred income tax liabilities:

Property, plant and equipment

47.8

35.4

Goodwill and intangible assets

71.7

90.4

Other

23.8

10.9

Total deferred income tax liabilities

143.3

136.7

Net deferred income tax assets

$

121.5

$

126.7

Based on the Company's historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2002. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $43.6 have not been provided on approximately $861.9 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely. Dividends to Alcon do not result in Swiss income taxes.

(10) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (e.g., prescription ophthalmic and otic drugs), (2) surgical equipment and devices, (e.g., cataract, vitreoretinal, and refractive) and (3) consumer eye care (e.g., contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. Each business segment is managed by a single business segment manager who reports to the Chief Executive Officer, who is the chief operating decision maker of the Company.

Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.  Prior to 2002, the Company measured performance on the basis of International Accounting Standards.  For consistency of presentation, business segment information for 2001 and 2000 have been restated to a U.S. GAAP basis.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

Depreciation and

Sales

Operating Income

Amortization

2002

2001

2000

2002

2001

2000

2002

2001

2000

United States

$

1,632.6

$

1,464.6

$

1,333.4

$

675.3

$

544.7

$

527.7

$

87.0

$

96.6

$

70.1

International

1,376.5

1,283.1

1,220.2

428.1

405.9

384.4

41.4

64.1

57.2

Segments total

3,009.1

2,747.7

2,553.6

1,103.4

950.6

912.1

128.4

160.7

127.3

Manufacturing operations

--

--

--

(30.7

)

(34.2

)

(26.6

)

27.4

25.4

26.4

Research and development

--

--

--

(302.0

)

(270.2

)

(239.3

)

7.3

7.4

6.7

General corporate

--

--

--

(67.0

)

(57.3

)

(49.4

)

3.4

1.8

0.3

U.S. GAAP total

$

3,009.1

$

2,747.7

$

2,553.6

$

703.7

$

588.9

$

596.8

$

166.5

$

195.3

$

160.7

(11) Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are noted below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

Sales

Property, Plant

For the Year Ended

and Equipment

December 31,

At December 31,

2002

2001

2000

2002

2001

United States

$

1,632.6

$

1,464.6

$

1,333.4

$

474.1

$

463.1

Japan

271.7

284.8

309.4

5.4

5.2

Switzerland

19.6

16.2

14.7

7.0

4.1

Rest of World

1,085.2

982.1

896.1

192.6

171.4

Total

$

3,009.1

$

2,747.7

$

2,553.6

$

679.1

$

643.8

Pharmaceutical

$

1,089.5

$

927.8

$

836.2

Surgical

1,438.5

1,357.7

1,263.9

Contact lens care and other vision care

481.1

462.2

453.5

Total

$

3,009.1

$

2,747.7

$

2,553.6

  Stock-Based Compensation Plans

Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company's Board of Directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company's common stock at a price set by the Board, which may not be lower than the prevailing stock exchange price upon the grant of the option. In the fourth quarter of 2002, the Board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

The plan also provides that the Board may grant Stock Appreciation Rights (SARs) whereby the grantee may receive the appreciation in stock value over the grant price. The expense related to these SARs that is included in the Company's operating results for 2002 was $0.3.

In addition, under this plan the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock options to any person who elected to make the conversion.  See note 13 for additional information about this grant.

The Company applies the intrinsic value based method to account for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under this method, compensation expense is measured as soon as the number of shares and the exercise price is known. Compensation cost is measured by the amount by which the current market price of the underlying stock exceeds the exercise price. The Company discloses the proforma impact of the fair value based method of accounting for stock-based employee compensation plans.

The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

2002

Expected volatility

33.0

%

Risk-free interest rate

4.75

%

Expected lives

4 years

Dividend yield

1

%

The status of the stock option awards as of December 31, 2002 and changes during the year then ended are presented below:

Weighted Average

Options

Exercise Price

Balance, December 31, 2001

--

$

--

Granted

7,226,108

33

Forfeited

(72,524

)

33

Exercised

(91,000

)

33

Balance, December 31, 2002

7,062,584

33

Options exercisable at year-end

132,681

Weighted average fair value of options granted during the year

10.03

The following table summarizes information about fixed stock options as of December 31, 2002:

Options Outstanding

Options Exercisable

Weighted Average

Weighted

Weighted

Range of

Remaining

Average

Average

Exercise

Number

Contractual

Exercise

Number

Exercise

Prices

Outstanding

Life

Price

Exercisable

Price

$

33 to 35

7,062,584

9.25 years

$

33

132,681

$

33

At December 31, 2002, the Company had reserved 27,743,301 shares of common stock for issuance pursuant to the 2002 Alcon Incentive Plan.

 (13) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the Board of Directors administers the plan. Plan payments were $19.1 and $16.1 for 2002 and 2001, respectively. The plan's liability was $29.5 and $74.5 at December 31, 2002 and 2001, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon.  Although all of these shares were included in the outstanding common shares in the accompanying balance sheet at December 31, 2002, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding for 2002.  In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan.  These restricted shares and options are scheduled to vest at various times through January 1, 2006.  The options expire on March 20, 2012.

In 2002, the Board of Directors adopted the Alcon Executive Deferred Compensation Plan ("DCP").  The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis.  The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust.  At December 31, 2002, no deferrals had been recorded under the plan and no assets had been contributed to the trust.

  Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies.  Alcon relies on sustained cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development.  To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired.  The Company has established balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars.  Alcon seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost.  The Company will also minimize the effects of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level.  Alcon primarily utilizes forward exchange contracts which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets.  Prior to conversion to U.S. dollars, monetary assets and liabilities denominated in U.S. dollars are remeasured at spot rates in effect on the balance sheet date.  The effect of changes in spot rates is reported in foreign exchange gains and losses in other income (expense).  The forward contracts are marked to fair value through foreign exchange gains and losses in other income (expense).  Fair value changes in the forward contracts offset the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences.  These differences are not significant due to the short term nature of the contracts, which typically have average maturities at inception of less than one year.

The fair values of forward exchange contracts are reported in other current assets and other current liabilities. For foreign currency cash flow hedges, the amount of net gain/loss related to ineffectiveness was immaterial.  The cash flow hedge derivative instruments have settlement dates within 2003 and cover a notional amount of $32.5, while the fair value hedge derivatives cover a notional amount of  $337.0.

Interest Rate Risk Management

The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing.  The Company does not use leveraged swaps and does not leverage any of its investment activities that would put principal capital at risk.

At December 31, 2002 and 2001, in connection with long term bonds, the Company had an interest rate swap fair value hedge outstanding in the notional amount of  $42.0.  At December 31, 2002, in connection with its commercial paper program, the Company had interest rate swap agreements outstanding in the notional amount of $50.0.  The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

Fair Value of Financial Instruments

At December 31, 2002 and 2001, the Company's financial instruments included cash, cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash, cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt is based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

December 31,

2002

2001

Carrying

Fair

Carrying

Fair

Amounts

Value

Amounts

Value

Assets:

Cash and cash equivalents

$

967.9

$

967.9

$

1,140.5

$

1,140.5

Investments:

Marketable equity

--

--

4.8

4.8

Fixed income

66.3

66.3

57.1

57.1

Trade receivables, net

547.5

547.5

492.0

492.0

Forward exchange contracts

6.7

6.7

--

--

Interest rate swaps

7.4

7.4

1.8

1.8

Liabilities:

Accounts payable

117.0

117.0

108.6

108.6

Short term borrowings

1,772.8

1,772.8

805.5

805.5

Long term debt

103.9

106.8

726.8

832.0

Forward exchange contracts

3.0

3.0

3.8

3.8

Interest rate swaps

1.0

1.0

--

--

Investment amounts include net unrealized holding losses (gains) of $0.9 and $(0.7) at December 31, 2002 and 2001, respectively. During 2001, an impairment loss on a marketable equity investment of $9.1 was recorded in other nonoperating expenses ($5.7 net of tax).

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business.  Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution.  The Company also monitors the credit-worthiness of its customers to which it grants credit terms in the normal course of business.  Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base.  Bad debts have been minimal.  The Company does not normally require collateral or other security to support credit sales.

   Related Party Transactions

At December 31, 2002, Nestlé owned 74.5% of the outstanding common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2002, 2001 and 2000 the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

2002

2001

2000

Interest expense

$

19.4

$

80.8

$

49.9

Interest income

$

3.8

$

37.6

$

28.2

The Company sold Alcon Germany to Nestlé's German subsidiary effective January 1, 2001 for approximately $30, and, under the separation agreement, Nestlé's German subsidiary sold it back to us effective January 1, 2002, for approximately $42. Alcon Germany's results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

The Company had a minority interest in a finance company that was owned jointly with a Nestlé subsidiary. The investment was recorded using the equity method of accounting. During 2000, this investment was sold to a Nestlé subsidiary at book value for $76.4.

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.2, $0.6 and $0.6 in 2002, 2001 and 2000, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices.  Such charges were less than $1.0 in each of the three years ended December 31, 2002.

At December 31, 2001 and 2000, certain employees of the Company participated in a Nestlé stock option plan. The Company used the intrinsic-value method to account for the employees' participation in this plan. The impact of these options under the intrinsic-value method or the fair-value method was negligible.

Under the Nestlé stock option plan, the employees were granted options to purchase Nestlé common stock with an exercise price equal to the market value on the date of grant. The options had lives of five and seven years and vested after two and three years, respectively. The plan provided the employees with the option of taking cash for the intrinsic value or paying the exercise price and taking the stock of Nestlé. Since the participants had the option to take net settlement in cash, the plan was treated as a variable plan under the intrinsic-value method.

A summary of the options is as follows:

2001

2000

Weighted Average

Weighted Average

Shares

Exercise Price

Shares

Exercise Price

(Actual)

(Actual CHF)

(Actual)

(Actual CHF)

Outstanding at beginning of year

12,810

258.8

24,660

175.8

Granted

4,300

343.2

4,290

281.9

Exercised

--

--

(16,140

)

138.3

Outstanding at end of year

17,110

280.0

12,810

258.8

Options exercisable at end of year

8,520

247.1

3,840

230.3

Weighted average fair value of

options granted during the year

(Actual U.S. $)

$

55.83

$

49.51

The fair value of options granted was calculated using the Black-Scholes option pricing model with the following assumptions, with respect to Nestlé: dividend yield of 1.2% in 2001 and 1.6% in 2000; volatility of 24% in 2001 and 22% in 2000; risk free interest rate of 4.9% and 6.5% in 2001 and 2000, respectively; and an expected term of five years.

Prior to the IPO, the remaining Alcon employee participating in the Nestlé stock option plan agreed to surrender options to purchase 17,110 Nestlé shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares.  The new options were granted pursuant to the 2002 Alcon Incentive Plan and generally contain the same terms as other options issued under the plan.

(16) Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company's cost of defined contribution plans was $49.6, $45.4 and $40.3 in 2002, 2001 and 2000, respectively. The information provided below pertains to the Company's defined benefit pension plans and postretirement health care plan. The following table reconciles the changes in benefit obligations, fair value of plan assets, and funded status for the two-year period ending December 31, 2002:

Postretirement

Pension benefits

benefits

2002

2001

2002

2001

Change in Benefit Obligation

Benefit obligation at beginning of year

$

184.2

$

154.4

$

123.9

$

120.3

Service cost

12.4

12.0

7.3

7.6

Interest cost

11.4

9.7

9.1

9.3

Benefits paid

(6.8

)

(5.7

)

(4.6

)

(3.4

)

Actuarial (gain)/loss

9.0

13.8

39.6

(9.9

)

Benefit obligation at end of year

$

210.2

$

184.2

$

175.3

$

123.9

Change in Plan Assets

Fair value of plan assets at beginning of year

$

12.8

$

8.1

$

87.2

$

97.8

Actual return on plan assets

1.3

(1.2

)

(11.4

)

(7.2

)

Employer contribution

5.0

11.6

--

--

Benefits paid

(0.6

)

(5.7

)

(4.6

)

(3.4

)

Fair value of plan assets at end of year

$

18.5

$

12.8

$

71.2

$

87.2

 Reconciliation of Funded Status to Balance Sheet
Liability

Funded status

$

(191.7

)

$

(171.4

)

$

(104.1

)

$

(36.7

)

Unrecognized prior service cost

--

--

3.8

4.3

Unrecognized actuarial (gain)/loss

30.7

24.6

58.9

0.3

Net amount recognized in other long term liabilities

$

(161.0

)

$

(146.8

)

$

(41.4

)

$

(32.1

)

Weighted-Average Assumptions as of December 31,

Discount rate

3.0-6.5

%

3.0-7.3

%

6.75

%

7.5

%

Expected return on plan assets

3.0

%

3.0

%

8.75

%

9.0

%

Rate of compensation increase

5.0-9.0

%

3.1-9.0

%

N/A

N/A

Pension benefits

Postretirement benefits

Components of Net Periodic Benefit Cost

2002

2001

2000

2002

2001

2000

Service cost

$

12.4

$

12.0

$

10.6

$

7.3

$

7.6

$

6.7

Interest cost

11.4

9.7

7.9

9.1

9.3

8.1

Expected return on assets

(0.3

)

(0.2

)

(0.2

)

(7.6

)

(8.6

)

(6.5

)

Prior service cost amortization

--

--

0.7

0.5

0.5

2.7

Recognized actuarial loss

1.5

0.2

4.0

--

--

--

Net periodic benefit cost

$

25.0

$

21.7

$

23.0

$

9.3

$

8.8

$

11.0

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 10% in 2003, declining to 4.5% in 2007 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

1%

1%

Increase

Decrease

Effect on total of service and interest cost components

$

4.7

$

(3.7

)

Effect on the postretirement benefit obligation

$

31.6

$

(25.2

)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2002, 2001 and 2000 were $3.8, $2.6 and $1.6, respectively.

(17) Commitments and Contingencies

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

The Company's tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the final outcome of these contingencies are adequately covered by insurance and/or the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

The Company leases certain facilities and equipment under operating leases. Lease expense incurred was $43.1, $44.3 and $41.3 during 2002, 2001 and 2000, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year are as follows:

Year

 Amount

2003

$

26.1

2004

18.7

2005

15.1

2006

9.1

2007

6.3

Thereafter

24.2

Total minimum lease payments

$

99.5

The Company has entered into various purchase commitments and license agreements, requiring future minimum royalties, through 2016.  All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition.  The total unconditional purchase obligations and future minimum royalties at December 31, 2002 were approximately $90.0.  At December 31, 2002, the Company had guaranteed less than $5 of debt for certain customers.

(18) Preferred Shares of Subsidiary

In May of 2000 Alcon Holdings Inc. ("AHI", a wholly-owned subsidiary of Alcon) issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars.  These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002, Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1,997 Swiss francs.  Alcon also contributed to AHI all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI's common shares and all voting rights in AHI.

On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares.  AHI paid the investors an aggregate of 2,003 Swiss francs for the 20,000 preferred shares, which were immediately retired, and accrued dividends.  AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9.

(19) Exit Activities

In 1998, the Company announced the closure of its manufacturing facility in Puerto Rico. As a result of this decision, the Company accrued in 1998 certain severance costs for approximately 300 affected employees based on the statutory requirements for severance. The facility was sold in December 2000. Virtually all of the severance costs were paid in 2000.

In 1999, the Company announced the closure of a manufacturing facility in St. Louis, which resulted in the accrual of severance costs for approximately 60 employees in 1999. These costs were paid in 2000. The severance expense is included in cost of goods sold in the consolidated statement of earnings.

Prior to the purchase of Summit in July 2000, the Company began assessing and formulating a plan to exit the leased facility which represented Summit's corporate headquarters. These actions resulted in the accrual of severance for approximately 180 employees and other costs, as well as lease payments on the vacated facility as of the acquisition date which was recorded as part of the purchase price of Summit. During the first half of 2001, the closure of this facility was completed and severance payments were made. The remaining lease costs will be paid out over the remaining lease term through 2005.

Employee

Termination

Other

Benefits

Exit Costs

Total

Balance, December 31, 1999

$

7.4

$

--

$

7.4

Accrued

--

--

--

Summit acquisition

10.5

2.8

13.3

Spending

(11.2

)

--

(11.2

)

Balance, December 31, 2000

6.7

2.8

9.5

Accrued

--

--

--

Spending

(6.7

)

(0.2

)

(6.9

)

Balance, December 31, 2001

--

2.6

2.6

Spending

--

(0.7

)

(0.7

)

Balance, December 31, 2002

$

--

$

1.9

$

1.9

The exit cost accrual is included in other current liabilities in the accompanying consolidated balance sheets.

  Unaudited Quarterly Information

2002

Three Months Ended

March 31,

June 30,

September 30,

December 31,

Sales

$

707

$

809

$

744

$

749

Operating income

152

237

196

119

Net earnings

94

163

125

85

Basic earnings per common share

$

0.33

$

0.53

$

0.41

$

0.26

Diluted earnings per common share

0.33

0.53

0.41

0.26

2001

Three Months Ended

March 31,

June 30,

September30,

December 31,

Sales

$

655

$

746

$

676

$

671

Operating income

152

176

138

123

Net earnings

85

103

71

57

Basic and diluted earnings per common share

$

0.28

$

0.34

$

0.24

$

0.19

Quarterly sales trends reflect the seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.