Form 20-F
ALCON INC
filed 2004-03-12
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT

OR

  X     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended                                  DECEMBER 31, 2003

OR

         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _________________ to ________________

Commission file number 001-31269

Alcon, Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Switzerland
(Jurisdiction of incorporation or organization)
Bösch 69
 P.O.  Box 62
Hünenberg, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class                                                                                                   Name of each exchange on which registered
Common Shares, par value CHF 0.20 per share                                                  The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 308,519,051 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No __
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 __ Item 18 X

INTRODUCTION AND USE OF CERTAIN TERMS

        In this report, the United States Food and Drug Administration is often referred to as the “FDA”.

        Trademarks used by Alcon, Inc. (“Alcon”) appear in italic type in this report and are the property of or are licensed by one of our subsidiaries. Timoptic-XE® is a trademark of Merck & Co., Inc. Claritin® is a trademark of Schering-Plough HealthCare Products, Inc.

        In this report, references to Alomide® are to Alomide® ophthalmic solution, references to Azopt® are to Azopt® ophthalmic suspension, references to Betoptic S® are to Betoptic S® ophthalmic suspension, references to BSS Plus® are to BSS Plus® irrigating solution, references to Ciloxan® are to Ciloxan® ophthalmic solution and ointment, references to Emadine® are to Emadine® ophthalmic solution, references to Maxitrol® are to Maxitrol® ophthalmic suspension and ointment, references to OPTI-FREE®, with or without EXPRESS® No-Rub™, are to OPTI-FREE® contact lens care solutions, references to Patanol® are to Patanol® ophthalmic solution, references to TobraDex® are to TobraDex® ophthalmic suspension and ointment, references to Tobrex® are to Tobrex® ophthalmic solution and ointment, references to Travatan® are to Travatan® ophthalmic solution, and references to Vigamox™ are to Vigamox™ ophthalmic solution.

        References to the ophthalmic industry in this report do not include eyeglasses or contact lenses. This report relies on and refers to statistics regarding the ophthalmic industry. Where specified, these statistics reflect Alcon’s internal estimates. Otherwise, we obtained these statistics from various third-party sources that we believe are reliable, but we have not independently verified these third-party statistics. Unless otherwise specified, all market share information is based on units sold.

        Statements in this report regarding Alcon’s market share position in the United States in various markets are based on the following sources:

  Cataract surgery: internal estimates prepared using industry data for the nine months ended September 30, 2003; and
  Ophthalmic pharmaceuticals (including generics): total prescriptions filled as provided by the Verispan Source Prescription Audit for the year ended December 31, 2003.

        Statements in this report regarding Alcon’s market share position worldwide in the ophthalmic surgical market are based on the following source:

Ophthalmic surgical products by sales: internal estimates prepared using industry data for the nine months ended September 30, 2003.

        In this report, references to “$", “U.S. $", “U.S. dollars” and “United States dollars” are to the lawful currency of the United States of America, references to “CHF” and “Swiss francs” are to the lawful currency of the Swiss Confederation, references to “euro” are to the lawful currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and references to Japanese yen are to the lawful currency of Japan. Unless otherwise stated, figures provided are under generally accepted accounting principles in the United States (“U.S. GAAP”). References to “IFRS” are to International Financial Reporting Standards.

        “IPO” in this document refers to the initial public offering of approximately 69,750,000 of Alcon, Inc.‘s common shares on March 20, 2002. Prior to the IPO, Alcon, Inc. was a wholly owned subsidiary of Nestlé S.A., a Swiss corporation (“Nestlé”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our business and the sectors in which Alcon and its subsidiaries and interests operate. These forward-looking statements are contained principally in the sections entitled “Key Information,” “Information on the Company,” “Operating and Financial Review and Prospects,” “Financial Information,” “Additional Information,” and “Quantitative and Qualitative Disclosures about Market Risk.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Forward-looking statements include, but are not limited to, statements about: the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; the impact of any future product recalls; changes in, or the failure or inability to comply with, governmental regulation; the opportunities for growth, whether through internal development or acquisitions; exchange rate fluctuations; general economic conditions; and trends affecting the ophthalmic industry, our financial condition or results of operations.

        Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “project,” “predict,” “potential” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

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
  product recalls or withdrawals may negatively impact our financial condition or results of operations; and
  the occurrence of environmental liabilities arising from our operations;

        You should read this report completely and with the understanding that Alcon’s actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the U. S. Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

               Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

               Not Applicable.

ITEM 3. KEY INFORMATION

A.     SELECTED FINANCIAL DATA

        The following tables present our selected historical consolidated financial data in accordance with U.S. GAAP. This information should be read along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 5 of this report and the consolidated financial statements, including the accompanying notes thereto, included in Item 18 of this report.

        We have accounted for the acquisition of Summit Autonomous Inc. (“Summit”) as a purchase and have included Summit’s results of operations since July 7, 2000 in our financial statements.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in millions, except per share data)
Statement of Earnings Data:

Sales	$ 3,407	$ 3,009	$ 2,748	$ 2,554	$ 2,401

Cost of goods sold	1,006	893	798	750	719

Gross profit	2,401	2,116	1,950	1,804	1,682

Selling, general and administrative	1,113	1,015	954	856	805

Research and development	350	323	290	246	213

In-process research and development	--	--	--	19	--

Gain on sale of plant	(8)	--	--	--	--

Amortization of intangibles	67	74	117	86	47

Operating income	879	704	589	597	617

Interest income	19	22	47	44	14

Interest expense	(42)	(53)	(108)	(86)	(55)
Other, net	2	5	(14)	--	11

Earnings before income taxes	858	678	514	555	587

Income taxes	263	211	198	223	240

Net earnings	$ 595	$ 467	$ 316	$ 332	$ 347

Basic weighted-average common shares outstanding	308	301	300	300	284
Diluted weighted-average common shares outstanding	311	303	300	300	284

Basic earnings per common share(*)	$ 1.93	$ 1.54	$ 1.05	$ 1.11	$ 1.22

Diluted earnings per common share(*)	$ 1.92	$ 1.53	$ 1.05	$ 1.11	$ 1.22

Dividends paid on common shares	$ 107	(*)	(*)	(*)	(*)

Dividends paid per common share: U.S. $	$ 0.35	(*)	(*)	(*)	(*)

Dividends paid per common share: Swiss CHF.........CHF	0.45	(*)	(*)	(*)	(*)

Cash Flow Data:

Cash provided by (used in):

Operating activities	$ 915	$ 701	$ 544	$ 431	$ 448

Investing activities	(176)	(127)	(149)	(910)	(107)

Financing activities	(669)	(753)	(156)	883	21

	At December 31,
	2003	2002	2001	2000	1999
	(in millions)
Balance Sheet Data:
Current assets	$2,470	$ 2,200	$2,251	$2,045	$1,490
Working capital (deficit)	237	(373)	641	250	33
Total assets	4,301	3,970	4,071	3,882	2,554
Long term debt, net of current maturities	75	81	697	700	85
Total shareholders' equity	1,592	974	1,390	1,101	794

(*) We believe that net earnings are a more appropriate measure of our profitability prior to the IPO than earnings per share, since we were a wholly owned subsidiary of Nestlé. We have not included dividends paid and dividends per share information prior to the IPO as they are not relevant to the investor, since prior to the IPO we were a wholly owned subsidiary of Nestlé. On March 20, 2002, we made a payment to Nestlé that was considered a dividend and repayment of capital under U.S. GAAP of CHF 2.1 billion (or approximately $1.24 billion). This payment was financed by existing cash and cash equivalents and additional borrowings. This entire payment was considered a dividend under Swiss law.

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

        The following table sets forth, for the periods indicated, information concerning the exchange rate between Swiss francs and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End (1)	Average (1) (2)	High	Low
1999	1.5930	1.5045	1.5930	1.4168
2000	1.6202	1.6904	1.7978	1.6202
2001	1.6598	1.6891	1.8185	1.5858
2002	1.3833	1.5567	1.7190	1.3833
2003	1.2380	1.3450	1.4181	1.2380

(1)     The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)     Represents the average of the daily rates as published by the Federal Reserve Bank of New York during the period.

        The following table sets forth the high and low noon buying rate for the Swiss franc for each of the prior six months:

Month	Period End	Average	High	Low
September 2003	1.3208	1.3743	1.4133	1.3208
October 2003	1.3382	1.3222	1.3382	1.3067
November 2003	1.2917	1.3318	1.3737	1.2917
December 2003	1.2380	1.2643	1.3003	1.2380
January 2004	1.2593	1.2391	1.2659	1.2190
February 2004	1.2680	1.2448	1.2680	1.2269

        Although we have translated selected Swiss franc amounts in this report into U.S. dollars for convenience, this does not mean that the Swiss franc amounts referred to could have been, or could be, converted into U.S. dollars at these rates or any other rate. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.

B.     CAPITALIZATION AND INDEBTEDNESS

         Not Applicable.

C.     REASONS FOR THE OFFER AND USE OF THE PROCEEDS

         Not Applicable.

D.     RISK FACTORS

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

        The ophthalmic industry is characterized by rapid product development, constant innovation in products and techniques, frequent new product introductions and price competition. Companies that introduce products that are first to market gain a significant competitive advantage. Our future growth depends, in part, on our ability to develop products which are more effective in treating diseases and disorders of the eye or that incorporate the latest technologies. In addition, we must be able to manufacture and effectively market those products and persuade a sufficient number of eye care professionals to use the new products we introduce. For example, glaucoma requires ongoing treatment over a long period of time; thus, many doctors are reluctant to switch a patient to a new treatment if the patient’s current treatment for glaucoma remains effective. Sales of our existing products may decline rapidly if a new product is introduced by one of our competitors or if we announce a new product that, in either case, represents a substantial improvement over our existing products. Similarly, if we fail to make sufficient investments in research and development programs or if we focus on technologies that do not lead to more effective products, our current and planned products could be surpassed by more effective or advanced products.

We may not successfully develop and launch replacements for our products that lose patent protection.

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

        We devote substantial resources to research and development. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of a new product, from discovery through testing and registration to initial product launch, typically takes between eight and fifteen years or more for a pharmaceutical product and three and seven years or more for a medical device. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with ophthalmic research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully. For example, we are investing substantial sums in the research and development of new treatments for age-related macular degeneration, a condition in which the retina degenerates, thereby reducing sight. These may take longer and cost more to develop and may be less successful than we currently anticipate, or than other therapies that are presently or soon may be on the market. None of the products currently in our development pipeline may be commercially successful.

Economic conditions and price competition may cause sales of our products used in elective surgical procedures to decline and reduce our profitability.

        Sales of products used in elective surgical procedures have been and may continue to be adversely impacted by economic conditions. Generally, the costs of elective surgical procedures are borne by individuals without reimbursement from their medical insurance providers or government programs. Accordingly, individuals may be less willing to incur the costs of these procedures in weak or uncertain economic conditions and there may be a decline in the number of these procedures. Sales of our laser refractive surgical equipment worldwide and our revenues from technology fees in the United States have come under pressure and may remain under pressure if uncertain economic conditions persist or if the pricing environment for technology fees does not improve. A softening in demand for laser refractive surgery could also impact us by reducing our profits as customers to whom we have leased, or have extended financing for the purchase of, laser refractive surgical equipment are unable to make required payments to us.

The FDA may authorize sales of some prescription pharmaceuticals on a non-prescription basis, which would reduce the profitability of our prescription products.

        Managed care organizations have petitioned the FDA to permit sales of some pharmaceuticals currently sold on a prescription basis, including anti-allergy medications, without a prescription. In late 2002, the FDA revised the status of Claritin® (Schering-Plough) from “prescription only” to “over-the-counter,” or OTC, following such a petition, although the sponsor ultimately sought the change in status. The FDA may also undertake “OTC switching” on its own initiative. Approval by the FDA of the sale of these products without a prescription would reduce demand for our competing prescription products and, accordingly, reduce our profits. In the future, additional managed care organizations or other third-party payors may petition the FDA to permit sales of some of our pharmaceutical products on a non-prescription basis, which could reduce our profits.

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

  major third-party payors for hospital services, including government insurance plans, Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies during the last few years, resulting in stricter standards for and lower levels of reimbursement of hospital and outpatient charges for some medical procedures, including cataract procedures and intraocular lenses;
  most European Union member states impose controls on the prices at which medicines and medical devices are reimbursed under state health care schemes; because of increased pressures to reduce government health care spending and increased transparency of prices following the adoption of the euro, member governments in some countries in the European Union are requesting price reductions to match prices charged in other countries in the European Union; furthermore, with increased price transparency, parallel importation of pharmaceuticals from lower price level countries to higher priced markets has grown; these parallel imports lower our effective average selling price;
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
  competitors may introduce generic products that compete directly or indirectly with our products and such generic products may reduce our unit sales and prices;
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

We may experience pressure to lower the prices of some or all of our prescription pharmaceutical products because of new and/or proposed federal legislation.

        New U.S. federal legislation, enacted in December 2003, has added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. While the new law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit the United States government to use its enormous purchasing power to negotiate discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include certain limitations on prescription drug prices.

The global nature of our business may result in fluctuations and declines in our sales and profits.

        Our products are sold in more than 180 countries. We have more than 70 local operations worldwide and approximately 48% of our revenues in 2003 came from customers outside of the United States.

        The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to translation risk. In 2003, our most significant currency exposures were to the U.S. dollar, euro, Japanese yen and Swiss franc.

        The exchange rates between these and other foreign currencies and the U.S. dollar may fluctuate substantially. In addition, we are exposed to transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Fluctuations in the value of the U.S. dollar against other currencies have had in the past, and may have in the future, a material adverse effect on our operating margins and profitability.

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

        During the past three years, the economy of Japan, our second largest market, continued to experience slight deflation and very low growth. Because a majority of our sales in Japan are to parties who are reimbursed by the government, a prolonged downturn in the Japanese economy coupled with an aging population could lead to downward pricing pressures on government reimbursement rates for our products. For example, in April 2002, the Japanese Ministry of Health reduced procedure reimbursements for cataract surgery by 18%. This put pressure on the prices of Alcon’s cataract surgery products in Japan.

We single source many of the active ingredients and components used in our products and interruptions in the supply of these raw materials could disrupt our manufacturing of specific products and cause our sales and profitability to decline.

        We single source active ingredients contained in a majority of our pharmaceutical and contact lens care products, including Travatan® ophthalmic solution, OPTI-FREE® EXPRESS® No Rub™ multi-purpose disinfecting solution, Patanol® ophthalmic solution and Vigamox™ ophthalmic solution. In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process. In many cases, we use single-source suppliers for other components and raw materials used in our products. The loss of any of these or other significant suppliers or the inability of a supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers. In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to those suppliers.

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

We depend on proprietary technologies. We may not be able to protect our intellectual property rights adequately and are currently subject to at least two claims of infringement of intellectual property.

        We currently hold more than 3,000 patents and have nearly 1,800 pending patent applications. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. From time to time, we have faced challenges of our intellectual property rights. Furthermore, we cannot assure you that any pending patent application held by us will result in an issued patent, or that if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies. We have taken measures to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights. In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of patents in our industry frequently involve complex legal issues that are not easily resolved.

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

Importation of products from Canada and other countries into the U.S. may lower the prices we receive for our products.

        In the U.S., our products are subject to competition from lower priced versions of our products and competing products from Canada, Mexico, and other countries where there are government price controls or other market dynamics that make the products lower priced. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere targeted to American purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to American purchasers, and other factors. Most of these foreign imports are illegal under current law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the U.S. Customs Service, and there is increased political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.

        In addition, in December 2003 federal legislation was enacted to change United States import laws and expand the ability to import lower priced versions of our and competing products from Canada, where there are government price controls. These changes to the import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The current Secretary of Health and Human Services has indicated that there is not a basis to make such a certification at this time. However, it is possible that this Secretary or a subsequent Secretary could make the certification in the future. In addition, legislative proposals have been made to implement the changes to the import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the Customs Service, and other government agencies. For example, state and local governments have suggested that they may import drugs from Canada for employees covered by state health plans or others, and some already have put such plans in place.

        The importation of foreign products adversely affects our profitability in the U.S. This impact could become more significant in the future, and the impact could be even greater if there is a further change in the law or if state or local governments take further steps to import products from abroad.

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

        In the United States, we must obtain approval from the FDA for each pharmaceutical product that we market and FDA approval or clearance for each medical device that we market. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products distributed outside of the United States are also subject to government regulation, which may be equally or more demanding. Our new products could take a significantly longer time than we expect to gain regulatory approval and may never gain approval. If a regulatory authority delays approval of a potentially significant product, our market value and operating results may decline. Even if the FDA or another regulatory agency approves a product, the approval may limit the indicated uses for a product, may otherwise limit our ability to promote, sell and distribute a product or may require post-marketing studies or impose other post-marketing obligations. If we are unable to obtain regulatory approval of our products, we will not be able to market these products, which would result in a decrease in our sales. Currently, we are actively pursuing approval for a number of our products from regulatory authorities in a number of countries, including, among others, the United States, countries in the European Union and Japan. Continued growth in our sales and profits will depend, in part, on the timely and successful introduction and marketing of some or all of these products.

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

        Our manufacturing, research and development practices involve the controlled use of hazardous materials. We are subject to federal, state and local laws and regulations in the various jurisdictions in which we have operations governing the use, manufacturing, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety and environmental procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. Remedial environmental actions could require us to incur substantial unexpected costs which would materially and adversely affect our results of operations. If we were involved in a major environmental accident or found to be in substantial non-compliance with applicable environmental laws, we could be held liable for damages or penalized with fines that could be material.

        We currently rely on a combination of self-insurance and third-party insurance to cover potential environmental liability claims. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy environmental liabilities we may incur in the future. Any environmental claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees.

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

We may not successfully complete and integrate strategic acquisitions to expand or complement our business.

        As part of our growth strategy, we evaluate and pursue strategic business acquisitions to expand or complement our business. Such ventures may bring new products, increased market share or new customers to Alcon’s prominent position in the ophthalmic industry. We cannot assure you that suitable acquisition candidates will be identified. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, governmental regulation, (including market concentration limitations) and rapid replacement product developments in our industry. Further, after an acquisition, successful integration of the venture can be complicated by corporate cultural differences, difficulties in retention of key personnel and suppliers, and coordination with other products and processes. Also, acquisitions could divert management’s attention from our existing business and could result in liabilities being incurred that were not known at the time of acquisition or the creation of tax or accounting issues. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

Risks Related to Our Relationship with Nestlé

We will be controlled by Nestlé as long as it owns a majority of our common shares, and our other shareholders will be unable to affect the outcome of a shareholder vote during that time.

        Nestlé owns approximately 75% of our outstanding common shares. Because Nestlé’s interests may differ from those of our other shareholders, actions Nestlé takes with respect to us may be unfavorable to our other shareholders. Minority holders of common shares will not be able to affect the outcome of any shareholder vote so long as Nestlé owns at least a majority of our outstanding common shares. So long as it owns at least two-thirds of our common shares, Nestlé will be able to control, among other things: increases in our share capital; the approval of a dissolution other than by liquidation, including by way of merger; the creation of restrictions on the transferability of our common shares; and the restriction or elimination of preemptive rights in connection with a share capital increase. So long as it owns at least a majority of our common shares, Nestlé will be able to control, among other things: the election and removal of all of our directors; amendments to our Articles of Association (other than those subject to the two-thirds majority requirement referred to above); payment of dividends; changes to our capital structure unless the change is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders’ meeting; and appointment and removal of our statutory and group auditors.

Because Nestlé controls us, conflicts of interest between Nestlé and us could be resolved in a manner unfavorable to us.

        Most of our agreements with Nestlé, including the separation agreement, were finalized while we were a wholly owned subsidiary of Nestlé and, as a result, the terms of each may not be as favorable to us as if they had been negotiated between unaffiliated parties. Various conflicts of interest between Alcon and Nestlé could arise. For example, ownership interests of directors or officers of Alcon in Nestlé shares or service as a director or officer of both Alcon and Nestlé could create, or appear to create, potential conflicts of interest when a director or officer is faced with decisions that could have different implications for the two companies, such as disagreement over the desirability of a potential acquisition opportunity, employee retention or recruiting or our dividend policy.

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

        The stock market in general sometimes experiences extreme price and volume fluctuations. The market prices of securities of pharmaceutical and medical device companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in extreme volatility in the price of our common shares, which could cause a decline in the value of our common shares. You should also be aware that price volatility may be worse if the trading volume of our common shares is low.

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

        In addition, in several instances we follow Swiss corporate governance practices instead of the corporate governance practices applicable to a U.S. company under New York Stock Exchange listing standards. A summary of the principal areas of difference is provided under “Directors, Senior Management and Employees – Board Practices – Compliance with NYSE Listing Standards on Corporate Governance.”

ITEM 4. INFORMATION ON THE COMPANY

A.     HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

        The entity that is now Alcon, Inc. was originally incorporated in Switzerland in 1971 as Société Fromagère Nestlé S.A., and, after a change of our name to Alcon Universal S.A. in 1978, was registered in the Commercial Register of the Canton of Zug on March 13, 1992. Effective on December 21, 2001, we changed our name to Alcon, Inc. Our principal executive offices are located at Bösch 69, P.O. Box 62, 6331 Hünenberg, Switzerland, and our telephone number is +41-41-785-8888. Our principal United States offices are located at 6201 South Freeway, Fort Worth, Texas 76134-2099, and the telephone number at those offices is (817) 293-0450.

Capital Expenditures, Acquisitions and Divestitures for the Last Three Years (January 1, 2001 through December 31, 2003):

        The Company’s capital expenditures for property, plant and equipment, to expand and upgrade manufacturing facilities, research and development facilities, and other infrastructure, for the years ended December 31, 2003, 2002 and 2001 were $157.9 million, $120.9 million and $127.4 million, respectively.

        On November 6, 2003, Alcon Cusi S.A., a wholly owned subsidiary of the Company, sold its contact lens care solutions manufacturing facility located in Madrid, Spain, to AMO Manufacturing Spain, S. L., a wholly owned subsidiary of Advanced Medical Optics, Inc., for $21.6 million in cash.

Capital Expenditures, Acquisitions and Divestitures Currently Underway:

        In 2003, the Company commenced construction of a new $24 million administrative facility located on the Fort Worth, Texas campus that will provide occupancy for offsite employees as well as serve as a training and education center for physicians, medical students and Alcon’s sales force. In order to establish manufacturing capacity for intraocular lenses outside the United States, the Company began converting the Cork, Ireland manufacturing facility from its refractive equipment production to production of intraocular lenses. Additional expenditures were made to upgrade our manufacturing facilities in Puurs, Belgium, Kaysersberg, France, Huntington, West Virginia, and Fort Worth, Texas. We had capital expenditure commitments of $38.6 million at December 31, 2003. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

        The Company has not announced any acquisitions or divestitures subsequent to December 31, 2003.

B.     BUSINESS OVERVIEW

        Alcon is a research and development driven, global medical specialty company focused on eye care. We develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products to treat diseases and disorders of the eye. Our broad range of products represents one of the strongest portfolios in the ophthalmic industry. We believe we have the largest commitment to ophthalmic research and development of any company worldwide. Currently, our products are sold in over 180 countries, and we are present in every significant market in the world where ophthalmology is practiced. In 2003, we had sales of $3.4 billion, operating income of $879 million and net earnings of $595 million.

Our Competitive Strengths

Depth, Breadth and Quality of Our Products

        Our broad range of products represents one of the strongest portfolios in the ophthalmic industry, with high-quality and technologically advanced products across all major product categories. Our leadership position across most of our product categories enhances our ability to extend our product offerings, through the launch of new and innovative products, and to expand our geographic reach into ophthalmic markets worldwide. With over 50 years of experience in the ophthalmic industry, we believe that the ALCON® brand is synonymous with quality, service and innovation among eye care professionals worldwide. The depth, breadth and market positions of our products combined with our sales infrastructure enhance our ability to sell our products effectively across product categories.

Our Significant Research and Development Commitment and Commercial Success

        Our commitment to ophthalmic research and development is substantial. In 2003, we spent $349.9 million on our research and development efforts. Currently, we have approximately 1,300 individuals dedicated to our research and development efforts, including more than 280 individuals who are either medical doctors, Ph.D.s or doctors of optometry. Our research and development team has built substantial research relationships with numerous leading academic institutions worldwide, and our scientists work closely with researchers at each of these institutions. These research and development efforts have yielded a strong intellectual property portfolio, including approximately 3,000 patents and 1,800 pending patent applications throughout the world as of December 31, 2003.

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

Our Long-Standing Commitment to Eye Care

        For over 50 years, we have specialized in developing, manufacturing and marketing innovative and high-quality branded products for eye care professionals. Through our long-standing commitment to eye care, we have established close relationships with ophthalmologists, optometrists, opticians and other eye care professionals around the world. We have built and maintained these relationships through sales and marketing efforts, programs at our training facilities in 40 countries, funding ophthalmic research, product development collaborations and humanitarian efforts. For example, during the course of 2003, we hosted over 1,000 eye care professionals at our Fort Worth campus and manufacturing locations throughout the United States for multi-day training sessions covering ophthalmic procedures using our products. We believe that our broad and established relationships give us a competitive advantage in maintaining and growing our business.

Our Global Scale

        We are present in every significant market in the world where ophthalmology is practiced and currently our products are sold in over 180 countries. We have our own local operations in over 70 countries and sales representatives dedicated to the sale of our products in other countries. Our extensive network of local operations differentiates us from our competitors through the level of direct selling activities and technical service support we provide for our customers. We built this network over time through our local surgical training programs and facilities and through substantial investments in emerging markets when the practice of ophthalmology was in its developmental stage. We believe that our global infrastructure enables us to provide a level of customer service and technical support on a global basis unmatched in the ophthalmic industry.

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

        We also benefit from an experienced multinational and multidisciplinary workforce of approximately 11,900 employees, many of whom have been with us for over two decades. The long tenure of our staff represents a competitive advantage because of their knowledge of our industry, familiarity with our customers and understanding of the development, manufacture and sale of our products. Since individuals at many levels of our organization interact with important customers, researchers and regulators, the experience of our personnel forms an integral part of the relationship-building that is important to the effective conduct of our business.

Our Strategy

Build on Our Leadership Positions in Attractive Markets

        We build on the proven quality of our products and their leadership positions across a broad range of product categories to increase sales in established markets and grow our market share, particularly in attractive segments of the ophthalmic market, such as the treatment of glaucoma and cataracts. This strategy is implemented by using market-leading products such as our Infiniti® and LEGACY® phacoemulsification machines and AcrySof® intraocular lenses to inform potential customers about related products, including viscoelastics and related pharmaceutical products. We also intend to continue to rely on our leading products and existing infrastructure in markets as a base to launch new products and drive sales of our existing products.

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

Grow Our Sales in Emerging Markets

        Our strategy is to accelerate the adoption of medically advanced technologies in emerging markets through our global scale and ophthalmic expertise. The adoption of these technologies not only benefits local populations but should also increase the size of the global market for our products. We seek to increase our sales in emerging markets by capitalizing on our long-standing tradition of setting up in-country infrastructure, including training programs and facilities, local sales and marketing organizations and technical service and support teams. We currently have permanent surgical training facilities in 40 countries around the world on six continents. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists. In our experience, this infrastructure has led to increased sales of our complete product offering and helped establish relationships that have resulted in faster approval times for our products. Furthermore, our local sales forces build on the relationships begun in our training programs.

Capitalize on Sales Forces Across Product Categories

        Our strategy is to dedicate expert and focused sales forces to the specialized needs of our customers. Our selling efforts are organized around pharmaceutical, surgical and consumer eye care products, and we customize these efforts to the medical practice needs of each customer. We organize our sales teams to ensure appropriate reach and frequency of promotion to all customer channels for our product portfolio. We encourage our sales representatives to go beyond traditional selling efforts and to provide our customers with access to clinical education programs, clinical studies, technical service assistance and practice management feedback. We educate our specialized sales forces to recognize cross-selling opportunities for key products from other product categories and involve the appropriate sales representatives to market these products.

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

Our Products

        We manage our business through two business segments: Alcon United States and Alcon International. Our portfolio spans three key ophthalmic categories: pharmaceutical, surgical and consumer eye care products. See notes 9 and 10 to the consolidated financial statements for a three year history of our sales by category and segment.

Our Pharmaceutical Products

        We are a global leader in ophthalmic pharmaceuticals. We develop, manufacture and market a broad offering of prescription ophthalmic pharmaceutical products.

        The following table lists our principal pharmaceutical products:

Glaucoma	Ocular Anti-Infectives	Ocular Combination	Ocular Allergy	Generics	Otic Combination
Travatan®	Ciloxan®	TobraDex®	Patanol®	Timolol GFS	Cipro HC Otic (1)
Betoptic S®	Tobrex®	Maxitrol®	Opatanol®	Pred Acetate	Ciprodex (1)
Azopt®	Vigamox®		Emadine®	Brimonidine
Alomide®

(1) Cipro and Ciprodex are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG.

      Glaucoma Treatment

        We offer a complete line of products to treat glaucoma. In 2003, sales of our glaucoma products were $432.4 million, or 33% of our total pharmaceutical sales.

        In April 2001, we launched Travatan®, our entry into the prostaglandin analogue class of glaucoma treatments, in the United States. Prostaglandin analogues are the newest and most effective class of compounds currently available to reduce intraocular pressure (“IOP”), the primary characteristic of glaucoma. Travatan® contains the most potent prostaglandin analogue available today. We have launched Travatan® in more than 70 countries in addition to the United States. In 2003, we expanded our indication in the European Union to include the use of Travatan® as a first-line therapy.

        In addition to Travatan®, we offer a complete line of glaucoma products, including Azopt® ophthalmic suspension and Betoptic S®, both of which utilize other classes of compounds. Azopt®, a carbonic anhydrase inhibitor, has shown to be an excellent adjunct therapy when used with other glaucoma therapies, including prostaglandin analogues, to control IOP in difficult cases. In 2003 Azopt® global sales totaled $ 92.7 million. Azopt® was approved and launched in Japan in December 2002 and has increased in market share during 2003. Betoptic S®, a beta-blocker, also was approved for sale in Japan during 2002. These products are important to our glaucoma franchise and currently make up a majority of our glaucoma sales. We expect these glaucoma products to continue to contribute to our sales.

      Anti-infectives, Anti-inflammatories and Combination Therapies

        We currently manufacture and market a broad range of drugs to treat bacterial, viral and fungal infections of the eye and to control ocular inflammation. In 2003, combined sales of our ocular anti-infectives, ocular anti-inflammatories and combination therapies were $517.9 million, or 39.5% of our total pharmaceutical sales.

        Our combination ocular anti-infective/anti-inflammatory product, TobraDex®, is convenient and cost-effective because it combines a broad-spectrum antibiotic with a proven anti-inflammatory. TobraDex® is currently the only branded combination product of this type in the U.S. market without a generic equivalent. We currently sell TobraDex® in more than 80 countries.

        Our leading ocular anti-infective product is Ciloxan®, a topical ophthalmic solution utilizing ciprofloxacin that is effective against a broad spectrum of bacteria, including strains resistant to more than one antibiotic. Ciloxan® is offered in both ointment and solution form, providing options for treating ocular infection in a variety of patients. We currently sell Ciloxan® in more than 90 countries. The patents for Ciloxan® have expired in virtually all of the countries where it is marketed; the U.S. patent will expire in June 2004.

        In April 2003, Alcon launched Vigamox™ ophthalmic solution in the U.S. for the treatment of bacterial conjunctivitis. Vigamox™ has quickly become one of the leading topical antibiotics in the U.S. due to its broad spectrum, ability to eradicate resistant bacteria, its ability to penetrate the surface of the eye and its “three times a day” dosing. Over the next two years, we expect Vigamox™ to become our leading ocular antibiotic and we plan to introduce Vigamox™ in key international markets.

        We also market combination anti-infective/anti-inflammatory products for ear infections. In 1998, we licensed Cipro HC Otic drops to treat otitis externa, commonly known as swimmer’s ear. Sales of Cipro HC Otic were $92.5 million in 2003 and $85.8 million in 2002, and Cipro HC Otic currently is marketed in over 30 countries. Sales of this product are seasonal, with the majority of prescriptions written during the summer months.

        In 2003 Alcon strengthened its otic portfolio with the introduction of Ciprodex otic suspension for the treatment of otitis media in the presence of tympanostomy tubes (“AOMT”) and of otitis externa. The AOMT indication allows Alcon to compete in the market for patients who have middle ear infections and ear tubes. Clinical trials for Ciprodex otic showed higher cure rates versus market-leading products. Sales of Ciprodex otic were $18.5 million in 2003.

      Allergy

        We currently market and manufacture products for the treatment of ocular allergies. In 2003, sales of our ocular allergy pharmaceutical products were $276.6 million, or 21.1% of our total pharmaceutical sales. The allergy market is, by its very nature, seasonal, peaking in the spring and again, but to a lesser extent, in the fall.

        Patanol® ophthalmic solution was the first twice-daily ocular allergy product with a dual-action active ingredient, which acts as both an antihistamine and a mast-cell stabilizer. When we introduced Patanol® in 1997, we estimated the total topical ocular allergy market to be less than $100 million. Due in large part to the effectiveness of this drug, our related marketing efforts to physicians and direct-to-consumer advertising, the methods for treating ocular allergy have been expanded to include topical eye drops. This evolution in treatment methods has resulted in sales of topical ocular allergy products in the United States increasing to more than $300 million in 2003. We have launched, in 2003, a European version of Patanol®, under the name Opatanol® ophthalmic solution, and we also are seeking approval of Patanol® in Japan. We currently sell Patanol® in more than 50 countries.

      Generic Pharmaceuticals

        We established Falcon Pharmaceuticals in 1994 to manufacture and market generic ophthalmic pharmaceutical products in the United States. Falcon’s sales in 2003 were $93.2 million, or 7.1% of our total global pharmaceutical sales.

        Falcon’s main product is Timolol GFS, a patented gel forming solution used to treat glaucoma. Timolol GFS is currently the sole generic pharmaceutical approved by the FDA as a therapeutically equivalent substitute for Merck’s Timoptic-XE® at the pharmacy. In 2003, Timolol GFS accounted for over 87% of the U.S. prescriptions written for gel formulated timolol. We expect Timolol GFS’s status as the sole generic substitute for Timoptic-XE® to last until 2006, when Merck’s patent protection expires. Falcon currently manufactures and markets 27 brands of generic pharmaceutical products. Falcon’s other principal generic products include Pred Acetate 1% (which is a steroid used for the treatment of inflammation of the eye), Timolol Solution (for the treatment of glaucoma), Trifluridine (used to treat virus infections of the eye), Brimonidine 0.2% (introduced in 2003 for the treatment of glaucoma), and Neomycin and Polymyxin B Sulfates and Hydrocortisone otic and ophthalmic suspensions (sterile antibacterial and anti-inflammatory combination products for the treatment of bacterial infections in the ear and the eye, respectively).

      Product Development and Registrations

        We are developing new products to treat a variety of ophthalmic diseases. In glaucoma, we have filed a U.S. New Drug Application (“NDA”) in the fourth quarter of 2003 for Travatan®/timolol ophthalmic solution, a prostaglandin analogue-beta blocker combination therapy, and are continuing Phase III clinical trials in the U.S. and Europe to complete our global development. We are in Phase III clinical trials for brimonidine 0.15% preserved with POLYQUAD® (polyquaternium-1) for the treatment of glaucoma.

        Age-related Macular Degeneration (“AMD”) frequently causes rapid loss of vision and is the leading cause of blindness in the U.S., Europe and Japan in people over fifty years of age. The causes of AMD are currently unknown, and no cure has been discovered, although certain laser treatments and other procedures exist. The expected development of more effective AMD treatments during the next three years is anticipated to expand the market for AMD treatments into a multi-billion dollar global market. Today, the AMD market is largely undeveloped because of limited knowledge and available treatments.

        We have a new product in development for AMD treatment. RETAANE™ 15 mg anecortave acetate for depot suspension is in Phase III clinical trials for the treatment of the “wet” form of AMD. In 2004, Phase III studies on a second indication will be initiated, directed toward arresting the progression of the “dry” form of AMD in patients who are at risk to convert to “wet” AMD. RETAANE™ Depot development has also been initiated in Japan.

        During 2003, we reviewed our development plans for combination anti-infective/anti-inflammatory eye drops to treat eye infections and control inflammation. Based on this review, we have changed our focus from a product that combines ciprofloxacin and dexamethasone to a product that combines moxifloxacin and dexamethasone. Because we are at an earlier stage of development with the moxifloxacin and dexamethasone combination, we now are projecting a 2006 or later approval of a combination product in this area. Previously we had expected approval of the ciprofloxacin and dexamethasone combination product in late 2005.

        We are currently developing Nepafenac, a proprietary molecule, for control of post-surgical inflammation. Phase II/III studies have already demonstrated efficacy in the treatment of this indication. An NDA is projected to be filed in the latter part of 2004.

        In our allergy group, we have filed for U.S. approval on a Patanol® formulation that requires only once-a-day dosing. We also are developing Patanase®, a unique nasal formulation for the treatment of allergic rhinitis. An NDA for Patanase® is targeted for the second half of 2004.

        In another pharmaceutical category, we are conducting Phase III clinical trials on 15(S)-HETE, a new potential prescription treatment for the discomfort and irritation of dry eye syndrome. We expect to complete these studies in the first half of 2004.

        The following table includes additional detail about each of these products in development, including their expected approval date in the U.S.

Name	Condition	Expected Approval Date	Status
Travatan®/Timolol,	Glaucoma	2005	Filed
new combination therapy
Brimonidine 0.15% with	Glaucoma	2005	Phase III
POLYQUAD®
RETAANE™ 15 mg Depot,	Wet AMD	2005	Phase III
anecortave acetate
Moxifloxacin/Dexamethasone	Anti-infective/ Anti-	(1)	Pre-clinical
	inflammatory
Nepafenac	Anti-inflammatory	(1)	Phase III
Patanol® once-a-day	Allergy	2004	Filed
Patanase®, nasal antihistamine	Allergy	2005	Phase III
Prescription dry eye product	Dry eye	(1)	Phase III
(15(S) HETE)

(1) We currently expect an approval date in 2006 or later.

      The expected approval dates in the table above reflect those for the United States. We also expect to file for approval of these products in most of the countries where we currently market our products. For pharmaceutical products, these approvals generally are received after U.S. approvals. We maintain a significant regulatory presence in major countries to support the filing process outside the U.S.

Our Surgical Products

     We are the global leader in ophthalmic surgical products and manufacture and market the most comprehensive product offering available today.

The following table lists our principal surgical products:

Cataract	Refractive	Vitreoretinal	General Surgical
Infiniti™ vision system	LADARVision® 4000 laser	Accurus® surgical system	BSS Plus® surgical irrigating solution
Infiniti™ AquaLase® surgical instruments	LADARWave®	Accurus® cassettes and probes
Series 20000® LEGACY® surgical system	CustomCornea®	Grieshaber® microsurgical instruments	Custom Pak® surgical
LEGACY® consumables	Wavefront System	Perfluoron® liquid	procedure packs
AcrySof ® intraoccular lenses		Silikon® 1000 ophthalmic surgical oil	A-OK® surgical knives
Viscoelastic devices
- Viscoat®
- Provisc®
- Duovisc®

      Cataract Surgery

        We support our market leadership position through a comprehensive offering of single-use disposable products. Sales of our products for cataract surgery in 2003 were $1.32 billion, or 83.6% of our total surgical sales. We currently market our products for cataract surgery in substantially all of Alcon’s markets.

        The Infiniti™ vision system, our newest lens removal system, was introduced in May 2003. Based on initial customer interest, we expect the Infiniti™ to maintain our position as worldwide leader in lens removal systems. The Infiniti™ vision system is the world’s first and only tri-modal lens removal surgical instrument. With this single instrument, surgeons now have a choice of three different methods to remove a cataract:

  advanced ultrasound phacoemulsification alone,
  the combination of ultrasound and oscillation provided by the NeoSoniX® handpiece, or
  Alcon’s entirely new AquaLase® liquefaction device that generates pulses of surgical solution to safely break up and remove the natural lens material.

        Our comprehensive line of single-use products for cataract procedures includes the cassettes used in the LEGACY® and Infiniti™ vision systems, a full line of viscoelastics to protect delicate tissues of the eye during the procedure, surgical knives and surgical irrigating solutions.

        Our AcrySof® intraocular lenses are the most widely implanted foldable intraocular lenses in the world. AcrySof® intraocular lenses are made of the first material specially engineered for use in an intraocular lens. This acrylic material is more compatible with the human eye than silicone. In 2003, with the exception of Japan, we globally launched the AcrySof® Natural intraocular lens. The AcrySof® Natural is the first foldable ultraviolet (UV) and blue light-filtering intraocular lens on the market in the U.S. and is specially designed to approximate the light filtration properties of a healthy human lens. The AcrySof® Natural is currently sold in over 50 countries.

        We also had a limited and controlled launch in 2003 of the AcrySof® ReSTOR® intraocular lens in countries other than the U.S. and Japan. This newly developed lens has a unique optical system that incorporates an apodized diffractive, refractive pattern that provides distance, near and intermediate vision for the patient following lens removal surgery, thereby reducing the patient’s need for or dependence on eyeglasses.

      Vitreoretinal Surgery

        Our vitreoretinal surgical product offering is one of the most comprehensive in the industry for surgical procedures for the back of the eye. In 2003, market-leading sales of our products for vitreoretinal surgery were $161.8 million, or 10.2% of our total surgical sales. We currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

        The Accurus® surgical system integrates all automated, non-laser surgical functions used in vitreoretinal surgery. Some Accurus® models can also perform phaco procedures for cataract removal. At the end of 2003, we introduced a series of instruments for use in new small gauge (25 gauge) posterior segment surgical procedures. These new offerings will enhance our Accurus® consumable products offerings, along with additional 25 gauge products that we plan to introduce in 2004. We support the leading position of the Accurus® through our full line of vitreoretinal products, including lasers, ultrasound diagnostics and hand-held microsurgical instruments.

      Custom Pak® Surgical Procedure Packs

        To provide convenience, efficiency and superior value for ophthalmic surgeons, we have developed the Custom Pak® surgical procedure pack. We market our Custom Pak® for cataract, refractive and vitreoretinal surgical procedures. Unlike conventional surgical procedure packs, the Custom Pak® allows ophthalmic surgeons and their staff to customize and sequence the products included in the surgical procedure pack. For a single price, our Custom Pak® includes our single-use products required for the procedure, combined with non-Alcon products. We believe that our Custom Pak® allows ophthalmic surgeons to improve their efficiency in the operating room, and this gives us the opportunity to provide access to our single-use products in a value-added package. We estimate that a Custom Pak® was used in a majority of the cataract surgeries performed in the United States in 2003. Our Custom Pak® has been successful in Europe, and we see growth potential in other markets, including Latin America and Japan.

      Refractive Surgery

        We are one of the leaders in the global market for laser refractive surgical products. We entered the laser refractive market with our acquisition of Summit Autonomous, Inc. during 2000. In 2003, sales of our laser refractive products and related technology fees were $70.3 million, or 4.4% of our total surgical sales. We currently market our laser refractive surgical equipment in over 50 countries.

        Our LADARVision® 4000 excimer laser combines the fastest active laser radar eye tracker and a true small-spot laser beam to deliver to surgeons advanced laser technology that they can use to treat their refractive patients.

        Alcon also manufactures and markets the LADARWave® aberrometer, a wave front device which measures refractive errors of the entire optical system. LADARWave® can create and display this information as a three-dimensional map of the cornea. When used in combination with the LADARVision® 4000, physicians can measure and treat visual aberrations that previously went undetected, and provide a customized treatment for each individual patient. The clinical trials we conducted to gain approval of the CustomCornea® system produced better quality of vision for patients than conventional treatment. We received the first FDA approval of customized procedures in late 2002 to correct patients with spherical myopia and have additional FDA filings planned to broaden the range of correction for LADARWave®.

      Product Development

        We currently have products in development in the three primary areas of our surgical markets: cataract, vitreoretinal and refractive surgery.

        We intend to build on our AcrySof® intraocular lenses franchise with several additions. The AcrySof® ReSTOR® lens, a pseudoaccommodative intraocular lens, is targeted for approval in the U.S. in early 2005. We also are developing the AcrySof® ReSTOR® for the Japanese market. We expect U.S. approval of AcrySof® Natural Toric intraocular lens in 2005. We plan to release to the market in 2004 the Acrysert® insertion device, an advancement in the packaging and insertion of intraocular lenses.

        We also are developing the next-generation viscoelastic, optimized for all phases of cataract and/or certain refractive procedures, based on new proprietary polymer ratios. We expect to launch this product in the U.S. in 2005.

        We plan to expand our offerings in the irrigating solutions market with Stableyz™ ophthalmic solution, a next-generation irrigating solution with improved surgical performance and ocular protection based on a proprietary polymer system. The product has already demonstrated improved efficacy (reduced turbulence) in clinical studies.

        In vitreoretinal surgery, we are developing the next-generation vitreoretinal system. We expect that this new system will replace the Accurus® system beyond 2006.

        As a complement to our existing refractive business, Alcon is conducting clinical studies with its Angle-Supported Phakic intraocular lens. Made from the same biocompatible AcrySof® material, this product will offer refractive patients an alternative to the current laser-based offerings. We anticipate that the Angle-Supported Phakic intraocular lens will receive approval in the EU in 2005, followed by FDA approval in the U.S. several years later. Also, Alcon will seek approval for CustomCornea® treatment of hyperopia patients in 2005 for the U.S. and EU markets.

        The following table includes additional details about surgical products in development including their expected approval date in the U.S.

Name	Condition	Expected Approval Date	Status
AcrySof® ReSTOR® lens	Cataract	2005	Advanced development
AcrySof ® Natural Toric lens	Cataract	2005	Advanced development
Acrysert® lens insertion device	Cataract	2004	Filed
New viscoelastic	Cataract	2005	Advanced development
Stableyz™ irrigating solution	Cataract/Vitreoretinal	(1)	Active development
Next generation vitreoretinal system	Vitreoretinal	(1)	Early development
AcrySof ® Angle-Supported Phakic lens	Refractive	(1)	Early development
CustomCornea®, myopia with	Refractive	2004	Filed
astigmatism
(expanded approval)
CustomCornea®, hyperopia	Refractive	2005	Advanced development

(1) We currently expect an approval date in 2006 or later.

     The expected approval dates in the table above reflect those for the United States. We also expect to file for approval of these products in most of the countries where we currently market our products. For surgical products, these approvals are often obtained before U.S. approvals. We maintain a significant regulatory presence in major countries to support the filing process outside the U.S.

Our Consumer Eye Care Products

     We market contact lens care products, artificial tears and ocular vitamins. We currently market our contact lens care and artificial tears products in most of the countries where we sell products. The following table lists our principal products in these areas:

Contact Lens Care	Artificial Tears	Ocular Vitamins
OPTI-FREE® EXPRESS® No Rub™multi-purpose disinfecting solution	Systane® lubricant eye drops	ICAPS® dietary supplements
Tears Naturale® Forte lubricant eye
OPTI-FREE® multi-purpose solution	drops
OPTI-FREE® SupraClens® liquid	Tears NaturaleFree® lubricant eye
enzyme	drops
CLERZ® Plus lens rewetting drops	Tears Naturale® II lubricant eye
Opti-One® No Rub™ multi-purpose solution	drops with POLYQUAD®
UNIQUE-pH® disinfecting solution	antimicrobial preservative Bion® Tears lubricant eye drops

      Contact Lens Care Products

        Our contact lens care products include disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses, cleaners to remove undesirable film and deposits from contact lenses, weekly enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses. Sales of our contact lens care products in 2003 were $282.2 million, or 55.2% of our total consumer eye care sales.

        OPTI-FREE® EXPRESS® No Rub™ multi-purpose disinfecting solution, our leading contact lens care product was the first multi-purpose disinfecting solution to obtain FDA approval to make a “no rub” claim. OPTI-FREE® EXPRESS® No Rub™ utilizes a multi-purpose disinfecting solution with high-capacity disinfection and superior protein cleaning benefits, without requiring rubbing of the contact lenses. We introduced this product in 1999 and currently market it in most major markets throughout the world. In 2002, we completed and submitted studies to the FDA that demonstrated superior comfort for OPTI-FREE® EXPRESS® No Rub™, which allowed us to add the claim “Lasting Comfort Formula” to our package. This new claim has been added to our EXPRESS® packages around the world as appropriate approvals are obtained.

        Our line of contact lens care products also includes CLERZ® Plus lens rewetting drops, which moisten contact lenses during wear and are clinically proven to reduce protein build-up, OPTI-FREE® SupraClens® preservative-free active cleaning solution and UNIQUE- pH® multi-purpose solution for hard contact lenses.

      Other Vision Care Products

        We manufacture and market artificial tears to treat dry eye syndrome and vitamins formulated to promote good ocular health. We offer a complete line of products for the dry eye sufferer. In February 2003, we added Systane® lubricating eye drops to our product line in the U.S. and, in 2004, we plan to launch the product in over 20 additional countries. Systane® has a unique “in-the-eye” gelling formula that provides longer-lasting relief of dry-eye symptoms. The bulk of our sales of artificial tears still comes from our Tears Naturale® line of products. Our Bion® Tears contains zinc and bicarbonate and is specially formulated for severe dry eye sufferers.

        We market ICAPS®, Lutein and Zeaxanthin formula, a vitamin specially formulated to promote good ocular health. In its Age Related Eye Disease Study (“AREDS”), the National Eye Institute found that high levels of anti-oxidants and zinc reduce the risk of AMD in patients at risk for developing it. In 2002 we launched ICAPS® AREDS, a formula that includes the anti-oxidants and zinc ingredients referenced in the AREDS study.

      Product Development

        We currently are developing products in the areas of contact lens care and dry eye, including a new disinfectant for contact lenses that we believe will be more comfortable than existing solutions. In the area of dry eye, we are developing both a new preservative system and a single-use, preservative-free formulation for Systane®.

        The following table includes additional detail about each of these products in development.

Name	Condition	Expected Approval Date	Status
New contact lens disinfectant solution	Contact lens care	2005	Early development
Systane® next generation tears	Dry eye	2004	Advanced development
Systane® tears preservative free product	Dry eye	2004	Advanced development
(single use)

        The expected approval dates in the table above reflect those for the United States. We also expect to file for approval of these products in most of the countries where we currently market our products. For consumer eye care products, these approvals generally are received after U.S. approvals. We maintain a significant regulatory presence in major countries to support the filing process outside the U.S.

Sales and Marketing

        We conduct our sales activities through more than 50 local operating entities and 20 representative/branch offices around the world. We have a sales force of over 2,350 sales representatives consisting of approximately 750 sales representatives in the United States, our largest market, and approximately 1,600 sales representatives outside of the United States. We use the broad reach of our local operations to provide technical service to our optometry customers in the United States and optometric fitters outside of the United States. All of our surgical technical service in the United States and a high percentage of that service outside the United States are provided by our service technicians. In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products. Outside of the United States, our largest markets by sales are Japan, France, Spain, Germany, Italy, Canada, the United Kingdom, Brazil, Australia and Mexico.

        We organize our selling efforts around pharmaceutical, surgical and consumer eye care products and customize these efforts to the medical practice needs of each customer. We encourage our sales representatives to go beyond traditional selling efforts and to provide our customers with access to clinical education programs, clinical studies, technical service assistance and practice management programs. We educate our specialized sales forces to recognize cross-selling opportunities for key products from other product categories.

        In each of our markets, we rely on our strong relationships with eye care professionals to maintain and expand our market share. We have established several long-standing programs that bring ophthalmic residents, optometrists and other eye care professionals to our Fort Worth campus and other locations for multi-day training sessions and educational seminars. We also sponsor ophthalmic conferences around the world, and we conduct training seminars where leading ophthalmologists discuss the therapeutic attributes of our products and demonstrate surgical techniques using our products. We support these programs by having our sales representatives work closely with our customers and their staffs to better understand their practices and solicit feedback, which is important to our development of new products. We currently have permanent surgical training facilities in 40 countries around the world on six continents. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists. Our local sales forces build on the relationships begun in our training programs to advance the sale of our products.

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

        While we market all of our products by calling on eye care professionals, our direct customers and distribution methods differ across business lines. Distributors, wholesalers, hospitals, government agencies, large retailers and physicians are the direct customers for our pharmaceutical products. We sell our surgical products directly to hospitals and ambulatory surgical centers. In the United States, over 80% of our contact lens care products are sold to large grocery, drug and general merchandise retailers. Outside of the United States, we sell most of our consumer eye care products directly to retailers and optical chains, while a smaller amount is sold to distributors for resale directly to smaller retailers and eye care professionals. No single customer accounted for 10% or more of our sales in 2003.

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

Research and Development

        We have the largest research and development commitment of any eye care company worldwide. Our research and development organization consists of approximately 1,300 employees, including more than 280 individuals who are either M.D.s, doctors of optometry or Ph.D.s. Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their commercial experience. We organize our research teams around our pharmaceutical, surgical and consumer eye care products. Candidates for pharmaceutical and contact lens care product development originate from our internal research, from our extensive relationships with academic institutions and from our licensing of molecules from other companies. Our surgical design concepts are internally developed by staff engineers and scientists who, in addition to their own research, gather ideas from ophthalmic surgeons and clinicians in the involved fields. Our research and development organization has been designed to drive global registration of products through a focused central research facility in Fort Worth, Texas, combined with regionally based clinical and regulatory personnel in 40 countries outside of the United States.

        We have invested approximately $1.4 billion over the last five years (including $350 million in 2003, $323 million in 2002 and $290 million in 2001) to carry out our strategy of developing products primarily from our own research and development activities.

        We enter into license agreements in the ordinary course of our business with respect to compounds used in our pharmaceutical products. We have a number of agreements with pharmaceutical companies that allow us to screen compounds for potential uses in the eye. We also have a small number of contracts with companies that give us the right to develop ophthalmic products from their compounds.

        Our research and development department maintains an extensive network of relationships with scientists working in university laboratories and with leading ophthalmologists, inventors and investigators in the pharmaceutical and surgical products fields. The principal purpose of these collaborative scientific interactions is to take advantage of leading-edge research from academic investigators and recognized surgeons to complement our internal technical capabilities. We also support our direct academic relationships with grants from the Alcon Research Institute, which we fund. These grants recognize research undertaken in the general area of ophthalmology and are awarded by an independent board of ophthalmologists and academic researchers.

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

        As of December 31, 2003, we employed approximately 2,000 people to manufacture our pharmaceutical and contact lens care products at seven facilities in the United States, Belgium, France, Spain, Brazil and Mexico. As of December 31, 2003, we employed approximately 2,100 people to manufacture surgical equipment and other surgical medical devices at nine facilities in the United States, Belgium, Switzerland, Ireland and China. Currently, we manufacture substantially all of our pharmaceutical, contact lens care and surgical products internally and rely on third-party manufacturers for only a small number of products.

        Due to the complexity of certain manufacturing technologies and the costs of constructing and maintaining duplicate facilities, a number of our key products are manufactured at only one of our facilities. Some of these key products include:

Products	Facility
U.S. pharmaceutical products	Fort Worth, Texas
Intraocular lenses (l)	Huntington, West Virginia
Provisc®, Viscoat®, Duovisc® viscoelastics	Puurs, Belgium
OPTI-FREE® EXPRESS® No Rub™	Fort Worth, Texas
Accurus®/LEGACY®/Infiniti™	Irvine, California
LADARVision® LADARWave® (1)	Orlando, Florida
(l)	We are in the process of converting the Cork, Ireland, manufacturing facility from its refractive equipment production to production of intraocular lenses to provide additional capacity.

        In addition, Cipro HC Otic is produced for us by Bayer Aktiengesellschaft, at a single location, pursuant to contracts in the ordinary course of business. We have begun to move production of this product to Alcon’s Barcelona, Spain, manufacturing facility.

Supplies

        The active ingredients used in our pharmaceutical and consumer eye care products are sourced from facilities approved by the FDA or by other applicable health regulatory authorities. Because of the proprietary nature and complexity of the production of these active ingredients, a number of them are only available from a single FDA-approved source. When supplies are single-sourced, we try to maintain a sufficient inventory consistent with prudent practice and production lead-times. The majority of active chemicals and biological raw materials and selected inactive chemicals are acquired pursuant to long term supply contracts. The sourcing of components used in our surgical products differs widely due to the breadth and variety of products. Inventory levels for components used in the production of our surgical products are established based on delivery times and other supply chain factors to ensure sufficient inventory at all times. The prices of our supplies are generally not volatile.

        The following table identifies certain single-source suppliers of raw materials acquired pursuant to contracts entered into in the ordinary course of business and the Alcon products that contains these raw materials:

Supplier Name	Raw Material	Alcon Product
Dow Chemical Co.	travoprost	Travatan®
Bayer Aktiengesellschaft	ciprofloxacin	Ciloxan®, Cipro HC Otic
	moxifloxacin	Vigamox™
Kyowa Hakko Kogyo Co. Ltd.	olopatadine	Patanol®, Opatanol®
Solutia, Inc.	myristinamide	OPTI-FREE® EXPRESS®
Plantex USA, Inc.	timolol	Timolol GFS
Genzyme Corporation	hyaluronate (high molecular weight)	Provisc®
Lifecore Biomedical, Inc.	hyaluronate (low molecular weight)	Viscoat®
Biogal Pharmaceutical Works LT	Tobramycin	Tobrex® (all formats),
Tobradex® (all formats)
Sanofi Winthrop	Betaxolol	Betoptic®, Betaxolol
(Falcon)
Napp Technologies LLC	Fluorescein	Fluorescite® intravenous
solution
Pfizer Centre Source	Neomycin Sulphate	Maxitrol® (all formats),
Alpharma Inc.	Polymixin B	Maxitrol® (ointment only)

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

Our main competitors in the pharmaceutical market are Allergan, Inc., Bausch & Lomb Incorporated, Novartis AG, Pfizer, Inc., Merck & Co., Inc., Daiichi Pharmaceutical Co., Ltd., and Santen Pharmaceutical Co., Ltd.

Surgical

        Competition in the ophthalmic surgical market is characterized by category leadership with products that provide superior technology and performance. Innovation, performance and long term relationships are also key factors in this competitive environment. Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service. While we compete throughout the field of ophthalmic surgery, our principal competitors vary somewhat in each area. We compete with Bausch & Lomb across most of the ophthalmic surgical market. Advanced Medical Optics, Inc. (“AMO”), and Pfizer, Inc. each compete in limited segments of the surgical market. In addition to Bausch & Lomb, our principal competitors in laser refractive surgical equipment are VISX, Incorporated, Nidek Co., Ltd. and Lumenis Ltd.

Consumer Eye Care Products

        The consumer eye care business is characterized by competition for market share in a maturing market through the introduction of products that provide superior technology or effectiveness. Recommendations from eye care professionals and customer brand loyalty as well as our product quality and price are key factors in maintaining market share in these products. Our principal competitors in contact lens care products are Bausch & Lomb, AMO and Novartis. We compete with Allergan, Pfizer and Novartis in artificial tears products and Bausch & Lomb in ocular vitamins. All consumer eye care markets include significant competition from private label store brands, which generally are less costly to the consumer.

Intellectual Property

        We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of January 1, 2004, we owned 984 United States patents and pending United States patent applications and approximately 3,800 corresponding patents and patent applications outside of the United States.

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

Philanthropic Efforts

        We have a long-standing commitment to bringing ophthalmic products to those who would not otherwise have access to them. Our Medical Missions Program supported more than 980 humanitarian efforts in 2003 involving over 2,900 volunteer eye care professionals in 87 countries. Using products that we provided without charge, these eye care professionals performed over 22,000 cataract procedures in 2003. We also conduct a glaucoma assistance program in the United States, which provided Alcon glaucoma products to more than 31,000 patients in 2003.

Government Regulation

Overview

        We are subject to comprehensive government controls governing the research, design, clinical and non-clinical development, manufacturing, labeling, advertising, promotion, safety and other reporting, storage, distribution, import, export and marketing of our products in essentially all countries of the world. National health regulatory agencies generally require pre-approval of pharmaceuticals and medical devices prior to their entry into that country’s marketplace. State and local laws also apply to our activities. This section summarizes the applicable regulations in the United States, European Union and Japan. Please also refer to “Risk Factors — Risks Related to Our Business and Industry — We are subject to extensive government regulation that increases our costs and could prevent us from selling our products.”

Pharmaceutical Development and Registration Process in the United States

        The pharmaceutical research, development and registration process in the United States is typically intensive, uncertain, lengthy and rigorous and can generally take several years, or more, depending on the product under consideration. During pre-clinical testing, studies are conducted to demonstrate the activity of the compound against the targeted disease in animal models and to evaluate the effects of the new drug candidate on other organ systems in order to assess its potential therapeutic effectiveness relative to its safety. This testing includes studies on the chemical and physical stability of candidate formulations, as well as biological testing of the compound. Pre-clinical testing is subject to good laboratory practice requirements. Failure to follow these requirements can invalidate the data, among other things.

        In order for human clinical studies of a new drug to commence in the United States, an Investigational New Drug Application, or IND, must be filed with the FDA; similar notifications are required in other countries. Informed consent must also be obtained from study participants. In general, studies may begin in the United States without specific approval by the FDA after a 30-day review period has passed. However, the FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. Studies are also subject to review by independent institutional review boards, or IRBs, responsible for overseeing studies at particular sites and protecting human research study subjects. An IRB may prevent a study from beginning or suspend or terminate a study once initiated.

        Clinical testing generally follows a prescribed format that involves initial exposure to normal, non-diseased subjects in Phase I clinical trials, followed by exposure of patients with disease to the new drug candidate in larger Phase II and Phase III clinical trials. United States law requires that studies conducted to support approval of a new drug be “adequate and well-controlled” as a way to control possible bias. This generally means that a control, either a placebo or a drug already approved in the market for the same disease, is used as a reference. Studies must also be conducted and monitored in accordance with good clinical practice and other requirements.

        Following the completion of clinical trials, we thoroughly analyze the data to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, in the case of a drug product, a New Drug Application, or NDA, is filed with the FDA along with proposed labeling for the product and information about the manufacturing processes and facilities that will be used to ensure product quality. Each NDA submission requires a substantial user fee payment for which the FDA has committed generally to review and make a decision concerning approval within 10 months, and of a new “priority” drug within 6 months. However, final FDA action on the NDA can take substantially longer and also may involve review and recommendations by an independent FDA advisory committee. The FDA may conduct a pre-approval inspection of our manufacturing facility to assess conformance to the current good manufacturing practice requirements and may also inspect sites of clinical investigators involved in our clinical development program to ensure their conformance to good clinical practices. The FDA may not approve an NDA, or may require revisions to the product labeling, require that additional studies be conducted prior to or as a condition of approval, or impose other limitations or conditions on product distribution, including, for example, adoption of a special risk management plan.

        A different but similar application is used for biological products, and generally equivalent FDA review and approval procedures and requirements apply.

        Generic drugs are approved through a different abbreviated process. Generally an abbreviated new drug application, or ANDA, is filed with the FDA. The ANDA must seek approval of a drug product that has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use (labeling) as a so-called “reference listed drug” approved under an NDA with full supporting data to establish safety and effectiveness. Only limited exceptions exist to this ANDA sameness requirement, including certain limited variations approved by the FDA through a special petition process. The ANDA may also contain clinical data to demonstrate that the product covered by the ANDA is absorbed in the body at the same rate and to the same extent as the reference listed drug. This is known as bioequivalence. In addition, the ANDA must contain information regarding the manufacturing processes and facilities that will be used to ensure product quality, and must contain certifications to patents listed with the FDA for the reference listed drug.

        Special procedures apply when an ANDA contains certifications stating that a listed patent is invalid or not infringed, and if the owner of the patent or the NDA for the reference listed drug brings a patent infringement suit within a specified time, an automatic stay bars FDA approval of the ANDA for a specified period of time pending resolution of the suit or other action by the court. The first complete ANDA filed with the FDA that contains a certification challenging the patents listed with the FDA for a reference listed drug is also eligible to receive 180 days of exclusivity during which the FDA is prohibited from approving subsequent ANDAs. Certain aspects of these patent and related provisions have been the subject of recent changes by legislation and by FDA rulemaking. Among other things, these changes in the law affect what patents an NDA holder may submit to the FDA for listing, prevent the triggering of multiple automatic stays on FDA approval of an ANDA following initiation of patent infringement suits, require ANDA applicants with 180-day exclusivity to bring a product to market within certain prescribed deadlines or forfeit the exclusivity, and clarify or change other aspects of the operation of 180-day exclusivity. The impact of all of these new provisions is not entirely clear at this point, given the newness and complexity of the changes in law.

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

        In addition to the NDA and ANDA procedures, there is an additional approval mechanism known as a 505(b)(2) application. A 505(b)(2) application is a form of an NDA where the applicant does not have a right to reference some of the data being relied upon for approval. Under current regulations, 505(b)(2) applications can be used where the applicant is relying in part on published literature or on findings of safety or effectiveness in another company’s NDA. This might be done, for example, where the applicant is seeking approval for a new use for a drug that has already been approved for a different use or for a different formulation of the same drug that is already approved for the same use. The use of 505(b)(2) applications is the subject of an ongoing legal challenge, and it is thus not clear what the permitted use of a 505(b)(2) application might be in the future.

Medical Device Development and Registration Process in the United States

        Medical devices, including intraocular lenses and surgical equipment used in cataract procedures and laser refractive surgery, are also subject to regulation in the United States by the FDA. Approval to market new device products is, in general, achieved by a process not unlike that for new pharmaceuticals, requiring submission of extensive pre-clinical and clinical evaluations in a new product application. The process of developing data sufficient to support a regulatory filing on a new device is costly and generally requires at least several years for completion.

        In the United States, medical devices are classified by the FDA as Class I, Class II or Class III based upon the level of risk presented by the device. Class I devices present the least risk and are generally exempt from the requirement of pre-market review. Certain Class II devices are also exempt from pre-market review. Most Class II devices and certain Class III devices are marketed after submission of a pre-market notification under a process which is known as a 510(k) notification procedure. The pre-market notification must demonstrate that the proposed device is “substantially equivalent” in intended use and in safety and effectiveness to a legally marketed “predicate device.” Class III devices and devices not substantially equivalent to a predicate device are subject to the most stringent regulatory review and cannot be marketed for commercial sale in the United States until the FDA grants a pre-market approval, a PMA, for the device.

        A PMA must contain proposed directions for use for the device, information about the manufacturing processes and facilities, clinical data demonstrating that the device is safe and effective for its intended use, and other information required by FDA. The PMA filing is subject to a substantial user fee payment. Clinical trials for a medical device must be conducted in accordance with FDA requirements, including informed consent from study participants, review by an IRB, and the submission of an investigational device exemption (IDE) application for significant risk devices.

        If the FDA’s evaluation of a PMA application is favorable, the FDA typically issues an “approvable letter” requiring the applicant’s agreement to comply with specific conditions, to supply specific additional data or information or to finalize the labeling, in order to secure final approval of the PMA application. Once the conditions contained in the approvable letter are satisfied, the FDA will issue a PMA order for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA order can include post-approval conditions that the FDA believes are necessary to ensure the safety and effectiveness of the device including, among other things, post-market studies or restrictions on labeling, promotion, sale and distribution. Products manufactured and distributed pursuant to a PMA are subject to extensive, ongoing regulation by the FDA. The FDA review of a PMA application generally takes one to two years from the date the application is accepted for filing but may take significantly longer.

        FDA User Fees, similar to those established for new drug products, were established for medical device products in 2003. Although User Fees are being collected by FDA at this time, FDA performance targets are proposed to begin in 2005.

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

        In common with the United States, the various phases of pre-clinical and clinical research are subject to significant regulatory controls. The regulatory controls on clinical research are currently undergoing a harmonization process following the adoption of the Clinical Trials Directive 2001/20/EC. Compliance with the national implementations of this Directive will be mandatory from May 1, 2004. Until that date, variations in the member state regimes will exist. However, all member states currently require institutional review board approval of interventional clinical trials. With the exception of United Kingdom Phase 1 studies in healthy volunteers, all clinical trials require either prior governmental notification or approval. This exemption for Phase 1 research will cease to exist from May 1, 2004, although the United Kingdom will operate a simplified pre-approval system for such studies. Most European regulators also require the submission of adverse event reports during a study and a copy of the final study report.

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

Centralized procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other “innovative medicinal products with novel characteristics.” Under this procedure, an application is submitted to the European Agency for the Evaluation of Medical Products. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee on Proprietary Medical Products. If this opinion is favorable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

        The European Union is currently expanding its membership, with a number of eastern European countries expected to join over the coming years. Several other European countries outside of the European Union, particularly those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

        The European Union regulatory regime for most medical devices became mandatory in June 1998. Under this regime, a medical device may be placed on the market within the European Union if it conforms with certain “essential requirements.” The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. To assist manufacturers in satisfying the essential requirements, the European Commission has requested the preparation of standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized quality standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

        Manufacturers must demonstrate that their devices conform with the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. Medical devices in all but the lowest risk classification are also subject to a conformity assessment, which includes a review of the manufacturer’s quality systems and certification by a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities.

      Japan

        In Japan, our largest market outside of the United States, the regulatory process is also quite complex. Pre-marketing approval and clinical studies are required, as is governmental reimbursement approval for medical devices and pharmaceuticals. The regulatory regime for pharmaceuticals in Japan has historically been so lengthy and costly that it has been cost-prohibitive for many pharmaceutical companies. Historically, Japan has required that all clinical data submitted in support of a new drug application be performed on Japanese patients. This has slowed the development of some new drugs in Japan. Recently, however, as a part of the global drug harmonization process, Japan has signaled a willingness to accept United States or European Union patient data when submitted along with a “bridging” study, which demonstrates that Japanese and non-Japanese subjects react comparably to the product. This approach, which is executed on a case-by-case basis, enables companies like Alcon to potentially reduce the time to approval and introduction of new drugs into the Japanese market, and we are currently employing these approaches to petition for approval of new ocular drugs in Japan.

        Japan is currently in the process of phasing in new drug regulatory legislation adopted in 2002. Under the new legislation, a “marketing authorization” comparable to the EU authorization and U.S. NDA will replace the current “approval”/“permit” requirements. This is expected to allow greater flexibility on the part of manufacturers to efficiently organize their production/marketing activities. The Japanese government has also announced its intention to introduce a new proprietary data “exclusivity” period of up to 10 years in order to protect the value of clinical data by 2006.

Other Regulation

      Ongoing Reporting

        Following approval, a pharmaceutical or device company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including any cases of adverse events and appropriate quality control records. Some medical devices also may be subject to tracking requirements.

      Advertising and Promotion

        Drug and medical device advertising and promotion are subject to federal and state regulations. In the United States, the FDA regulates company and product promotion, including direct-to-consumer advertising. Violative materials may lead to FDA enforcement action. The U.S. Federal Trade Commission (“FTC”) also has certain authority over medical device advertising. In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising. Some European Union member states also restrict the advertising of medical devices. The restrictions vary from state to state. Some subject only those medical devices that are reimbursed under state health care systems to specific advertising and promotion restrictions. Others restrict the advertising and promotion of devices for the treatment or diagnosis of certain listed conditions.

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

        In the European Union, medical device rules regulate lasers intended for medical purposes. Depending on the class and purpose of each laser, member states may also impose additional restrictions and controls, such as limitations on those entitled to use the products and the facilities where their use is permitted.

      Other

        Our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous regulatory authorities, including, in the United States, the FDA, the FTC, the Department of Justice, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, and state and local governments. Among other laws and requirements, our post-approval manufacturing and promotion activities must comply with the Federal Food, Drug, and Cosmetic Act and the implementing regulations of the FDA, and we must submit post-approval reports required by these laws. We must file marketing authorization variations or supplemental applications with FDA or other regulators and obtain their approval for labeling, manufacturing, and other product changes, depending on the nature of the changes. Our distribution of pharmaceutical samples to physicians must comply with applicable rules, including the Prescription Drug Marketing Act. Our sales, marketing and scientific/educational programs must comply with the medicines advertising and anti-bribery rules and related laws, such as anti-kickback provisions of the Social Security Act, the False Claims Act, and similar state laws. Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Finally, certain jurisdictions have other trade regulations from time to time to which our business is subject such as technology or environmental export controls and political trade embargoes. Most European Union member states impose controls and restrictions that are similar in nature or effect.

        Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead FDA to modify or withdraw a product approval.

Environmental, Health and Safety

        We are subject to a wide range of laws and regulations relating to protection of the environment and employee health and safety, both in the United States and elsewhere. In addition, internal corporate policies and procedures provide a common format for managing these aspects of our business. Our manufacturing facilities, research and development and other support operations undergo regular internal audits relating to environmental, health and safety requirements. Our facilities in the United States are required to comply with applicable Environmental Protection Agency and Occupational Safety and Health Administration regulations. Our facilities outside the United States are required to comply with locally mandated regulations that vary by country. Alcon continues to obtain certifications under the internationally recognized environmental standard ISO 14001. Currently we have three ISO 14001 certified facilities in Europe. These include the Puurs, Belgium, facility’s Custom Pak® operations and the Barcelona, Spain, and Kaysersberg, France, pharmaceutical facilities. In addition, the R&D facilities in Barcelona, Spain, and Fort Worth, Texas, are certified under this standard. Alcon has also developed its own internal Alcon Environmental Management System based on the core elements of ISO 14001 and implemented this system at all of our other domestic and international manufacturing locations. Based upon our reviews and the outcome of local, state and federal inspections, we believe that our manufacturing facilities are in substantial compliance with all applicable environmental, health and safety requirements. We are not aware of any pending litigation or significant financial obligations arising from any alleged failure to comply with health and safety laws and regulations that are likely to have a material adverse impact on our financial position.

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

        In the United States, debate over the reform of the health care system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs. Various states have adopted mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. New federal legislation, enacted in December 2003, has added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. While these negotiations may increase pricing pressures, it is also possible that the new Medicare prescription drug benefit may increase the volume of pharmaceutical drug purchases, offsetting, at least in part, potential price discounts. The new law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, but some members of Congress are still pursuing legislation that would permit the United States government to use its enormous purchasing power to demand discounts from pharmaceutical companies thereby creating de facto price controls on prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include certain limitations on prescription drug prices.

        This focus on pricing has led to other adverse government action, and may lead to other action in the future. For example, in December 2003 federal legislation was enacted to change United States import laws and expand the ability to import lower priced versions of our and competing products from Canada, where there are government price controls. These changes to the import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The current Secretary of Health and Human Services has indicated that there is not a basis to make such a certification at this time. However, it is possible that this Secretary or a subsequent Secretary could make the certification in the future. In addition, legislative proposals have been made to implement the changes to the import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may increase due to market and political forces, and the limited enforcement resources of the FDA, the Customs Service, and other government agencies. For example, numerous states and localities have proposed programs to facilitate Canadian imports, and at least one locality has already begun such a program, notwithstanding questions raised by FDA about the legality of such actions. We expect that pressures on pricing and operating results will continue.

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

        In Japan, the National Health Ministry biannually reviews the pharmaceutical prices of individual products. In the past, these reviews have resulted in price reductions. In the 2002 biannual review, the Japanese government lowered procedure reimbursement by 18% for cataract surgery and 20% for vitreoretinal surgery. This action places downward pressure on sales of our products for cataract and vitreoretinal surgeries in Japan. We expect a similar price review in 2004, in line with the government’s previously announced plan for controlling health care costs. On the other hand, compensation for new medical devices often takes the form of doctors’ fee. Adding new technologies or products to the compensation schedule is possible only biannually.

C.     ORGANIZATIONAL STRUCTURE

        Alcon, Inc. is the parent holding company of the worldwide group of Alcon companies. It owns 100% of the common voting stock in Alcon Holdings Inc., the holding company for our U.S. operations. The U.S. operations include a diverse group of legal entities. Alcon Manufacturing, Ltd. and Alcon RefractiveHorizons, Inc. are our U.S. manufacturing arms. These two entities have operations in Texas, California, Florida, Pennsylvania, and West Virginia. Alcon Laboratories, Inc. and Alcon RefractiveHorizons, Inc. are our selling, marketing, and distribution arms with physical locations in Texas, California, Maryland, Hawaii, and Florida. Alcon Laboratories, Inc. also maintains sales and technical service staff in almost all 50 states and the District of Columbia. Alcon Research, Ltd. is our research arm with operations primarily in Texas, California, and Florida. With headquarters in Texas, Falcon Pharmaceuticals, Ltd. markets our generic brand products. Alcon Pharmaceuticals, Inc. is a distribution operation based in Nevada.

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

D.     PROPERTY, PLANT AND EQUIPMENT

        Our principal executive offices and registered office are located at Bösch 69, P.O. Box 62, 6331 Hünenberg, Canton of Zug, Switzerland. The principal offices for our United States operations are located at 6201 South Freeway, Fort Worth, Texas 76134.

        We believe that our current manufacturing and production facilities have adequate capacity for our medium-term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we continually review the capacity and utilization of our manufacturing facilities. The FDA and other regulatory agencies regulate the approval for use of manufacturing facilities for pharmaceuticals and medical devices, and compliance with these regulations requires a substantial amount of validation time prior to start-up and approval. Accordingly, it is important to our business that we ensure we have sufficient manufacturing capacity to meet our future production needs. We presently anticipate expanding the capacity of six of our manufacturing facilities over the next two years. We plan to move into the expansion of our research and development facilities in Fort Worth in early 2004. Item 4.A provides additional discussion of capital expenditures underway.

        The following table sets forth, by location, size and principal use of our main manufacturing and other facilities at December 31, 2003:

Location	Size	Principal Use(s)	Owned/ Leased
	(sq. feet)
United States:

Fort Worth, Texas	1,084,000	Research and development, administrative Buildings	Owned

Fort Worth, Texas	127,890	Research and development, administrative Buildings	Leased

Fort Worth, Texas	334,000	Pharmaceutical, contact lens care and surgical solutions	Owned

Fort Worth, Texas	342,990	Pharmaceutical and small volume consumer products	Owned

Houston, Texas	352,000	Surgical (Custom Pak® and consumables)	Owned

Irvine, California	189,193	Surgical (electronic instruments and consumables), research and development	Leased

Huntington, West Virginia	116,000	Surgical (intraocular lenses)	Owned

Sinking Spring, Pennsylvania	165,000	Surgical (handheld instruments and consumables)	Owned

Orlando, Florida	89,997	Surgical (refractive equipment), research and development	Leased

Outside of the United States:

Barcelona, Spain	439,042	Pharmaceutical, contact lens care, research and development	Owned

Puurs, Belgium	469,673	Pharmaceutical, contact lens care, surgical (viscoelastics and Custom Pak®),administrative	Owned

Kaysersberg, France	133,481	Pharmaceutical, contact lens care	Owned

Sao Paulo, Brazil	88,748	Pharmaceutical, contact lens care	Owned

Sao Paulo, Brazil	58,448	Administrative	Leased

Cork, Ireland	60,299	Surgical (refractive equipment facility being converted to produce intraocular lenses)	Leased

Schaffhausen, Switzerland	17,696	Surgical (microsurgical instruments)	Owned

Schaffhausen, Switzerland	17,481	Surgical (microsurgical instruments)	Leased

Mexico City, Mexico	43,625	Pharmaceutical, contact lens care	Owned

Mexico City, Mexico	74,864	Administrative	Owned

Beijing, China	4,900	Surgical (intraocular lenses and sutures)	Leased

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview of Our Business

General

        Alcon, Inc. and its subsidiaries develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 70 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé’s other businesses and have grown our annual sales from $82 million to over $3.4 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering (“IPO”).

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

        Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (prescription drugs); (ii) surgical equipment and devices (cataract, vitreoretinal and refractive); and (iii) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, managed care organizations, government agencies/entities and individuals.

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

        In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. The Medicare Prescription Drug Improvement and Modernization Act of 2003 will present opportunities and challenges for pharmaceutical companies. Some states are also moving to implement more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations have supported increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on revenues in 2003. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we need to continuously introduce medically advanced products that differentiate us from our competitors.

        The Medicare Prescription Drug Improvement and Modernization Act of 2003 puts additional pressure on policy makers to offset the Medicare program’s cost by controlling budgets for reimbursement to surgical facilities. This affects our industry’s ability to maintain premium pricing for older technologies and non-differentiated products. New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries. We are preparing for this challenge by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost effective when their higher costs are compared to their measurable benefits.

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

        In most of the countries in Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, demand for our products in many Asian countries has been rising. In addition, regulatory approval times are long and costs are very high in Japan, which delays the marketing of our pharmaceutical products there. In Japan, the National Health Ministry reviews prices of individual pharmaceutical products and health services biannually. In the past, these reviews have resulted in price decreases. In April 2002, a round of overall price decreases went into effect, including a reduction in the total reimbursement amount for cataract and vitreoretinal surgery procedures, which puts downward pressure on products we supply.

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

        Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits. We experienced negative currency impacts as a result of the strengthening of the U.S. dollar during 2002 and 2001, but a positive impact during 2003. During 2003, the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits. In 2002, we experienced the positive effect of the weakening of the U.S. dollar against the major European currencies; however, this positive effect was offset by the increase in the value of the U.S. dollar versus the Japanese yen and Latin American currencies. During 2001, the primary cause of the negative currency impact was the strengthening of the U.S. dollar against the Japanese yen and the major European currencies, with lesser negative impacts relating to the Canadian, Australian and Brazilian currencies. We refer to the effects of currency fluctuations and exchange rate movements throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

        We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and consumer eye care products. Our operating revenues and operating income are affected by various factors including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

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

        Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions. We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon’s preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside of the United States, we generally do not charge a technology fee, although we charge a technology fee when our LADARWave® CustomCornea® Wavefront System is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

        Sales of our consumer eye care products are driven by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, advertising and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside of the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

        Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. The largest portion of these costs is salary for sales and marketing staff.

        Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. During each of the years 2003, 2002 and 2001, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

        Our amortization costs relate to acquisitions and the licensing of intangible assets. Effective July 7, 2000, we acquired Summit Autonomous Inc. for a total purchase price of $948.0 million, which resulted in goodwill and intangible assets of $954.5 million. Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. See note 4 to the consolidated financial statements. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2003 is estimated to decrease from $67.4 million in 2003 to $46.5 million in 2008.

        In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 million in cash, resulting in a pre-tax gain of $8.2 million.

        In connection with the IPO, Alcon changed certain provisions of its 1994 Phantom Stock Plan. These changes resulted in a one time $22.6 million charge to operating income during the first quarter of 2002.

Material Opportunities, Challenges and Risks

        Alcon is focused on its ability to bring new products successfully to market in a competitive industry environment. Alcon’s long term profitability is dependent upon the ability of its research and development activities to provide a pipeline of new products that are successful in the marketplace. In general, we are able to generate higher margins from the sales of our products that are under patents or licenses restricting the production or sale of such products by others. Alcon’s goal is to consistently advance the state of our research and development so as to be in a position, as existing products approach the end of their patent or license protection periods, to introduce next generation or new products that provide greater efficacy, broader application or more convenience. Such products under new patents or licenses provide opportunities to maintain and grow Alcon’s sales.

        Part of Alcon’s strategy is to devote significant resources to research and development efforts. Over the past three years, Alcon has invested more than 10% of annual revenues into research and development. Alcon strives to be the first to introduce new products in the marketplace or to provide greater efficacy in treatment of ophthalmic conditions. Being first to the marketplace with a product category can often result in a significant marketing advantage, particularly as larger pharmaceutical companies increase their focus on the ophthalmology field.

        Alcon’s ability to maintain profit margins on its products may be affected by a number of regulatory activities throughout the world, from restrictive medical reimbursements for managed care to reduced regulation for imports of pharmaceutical products from other countries to the U.S. Alcon monitors these regulatory activities and the effects on product pricing in its major markets. Where appropriate, Alcon shares information with applicable regulatory bodies on the cost of developing new products and the importance of pricing and return of investment as an incentive to develop new and more effective therapeutic treatments. Alcon also monitors regulatory activities to identify initiatives that could undercut consumer protections by the introduction of nonregulated products into the U.S. distribution chain.

        Alcon also focuses on cost management. In addition to a strict evaluation of general and administrative expenses, Alcon seeks to reduce manufacturing costs through its continuous improvement program. The sale of the Madrid, Spain, manufacturing plant during the fourth quarter of 2003 is an example of Alcon’s efforts to reduce manufacturing costs. By shifting the Madrid production to other existing manufacturing locations, Alcon was able to reduce its fixed production overhead through the sale of the plant, while realizing a gain on the sale.

Results of Operations

        The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales
	2003	2002	2001	2003	2002	2001
	(in millions, except percentages)
Sales:
United States	$ 1,785.9	$ 1,632.6	$ 1,464.6	52.4%	54.3%	53.3%
International	1,621.0	1,376.5	1,283.1	47.6	45.7	46.7

Total sales	3,406.9	3,009.1	2,747.7	100.0	100.0	100.0
Costs of goods sold	1,005.9	892.7	798.3	29.5	29.7	29.1

Gross profit	2,401.0	2,116.4	1,949.4	70.5	70.3	70.9
Selling, general and administrative	1,112.5	1,014.7	953.7	32.6	33.7	34.7
Research and development	349.9	323.5	289.8	10.3	10.7	10.5
Gain on sale of plant	(8.2)	--	--	(0.2)	--	--
Amortization of intangibles	67.4	74.5	117.0	2.0	2.5	4.3

Operating income	879.4	703.7	588.9	25.8	23.4	21.4
Gain (loss) from foreign currency,	2.0	4.2	(4.8)	0.1	0.1	(0.2)
net
Interest income	18.5	22.2	46.6	0.5	0.8	1.7
Interest expense	(41.8)	(53.8)	(107.7)	(1.2)	(1.8)	(3.9)
Other, net	--	1.2	(9.1)	--	--	(0.3)

Earnings before income taxes	858.1	677.5	513.9	25.2	22.5	18.7
Income taxes	262.7	210.6	198.3	7.7	7.0	7.2

Net earnings	$ 595.4	$ 466.9	$ 315.6	17.5%	15.5%	11.5%

        The following table sets forth, for the periods indicated, our sales and operating income by business segment.

				As a % of Total Sales
	2003	2002	2001	2003	2002	2001
	(in millions, except percentages)
ALCON UNITED STATES:
Pharmaceutical	$ 813.3	$ 706.9	$ 581.9	45.5%	43.3%	39.7%
Surgical	713.8	678.3	639.7	40.0	41.5	43.7
Consumer eye care	258.8	247.4	243.0	14.5	15.2	16.6

Total sales	$1,785.9	$1,632.6	$1,464.6	100.0%	100.0%	100.0%

Segment operating income(1)	$ 794.3	$ 675.3	$ 544.7	44.5%	41.4%	37.2%

ALCON INTERNATIONAL:
Pharmaceutical	$ 496.6	$ 383.5	$ 345.8	30.6%	27.9%	26.9%
Surgical	872.1	760.2	718.0	53.8	55.2	55.9
Consumer eye care	252.3	232.8	219.3	15.6	16.9	17.2

Total sales	$1,621.0	$1,376.5	$1,283.1	100.0%	100.0%	100.0%

Segment operating income(1)	$ 514.9	$ 428.1	$ 405.9	31.8%	31.1%	31.6%

(1)	Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 has been restated on a U.S. GAAP basis. Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

        The following table sets forth, for the periods indicated, Alcon International’s sales and our consolidated sales by product category, and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period. All of Alcon United States’ sales are in U.S. dollars, and therefore it does not experience any currency translation gains or losses.

	2003	2002	Change	Foreign Currency Change	Change in Constant Currency(a)	2002	2001	Change	Foreign Currency Change	Change in Constant Currency (a)
	(in millions, except percentages)
ALCON INTERNATIONAL:
Pharmaceutical	$ 496.6	$ 383.5	29.5%	8.8%	20.7%	$383.5	$ 345.8	10.9%	(3.0)%	13.9%
Surgical	872.1	760.2	14.7	10.7	4.0	760.2	718.0	5.9	0.3	5.6
Consumer eye care	252.3	232.8	8.4	5.3	3.1	232.8	219.3	6.2	(2.2)	8.4

Total sales	$1,621.0	$1,376.5	17.8	9.3	8.5	$1,376.5	$1,283.1	7.3	(1.0)	8.3

TOTAL:
Pharmaceutical	$1,309.9	$1,090.4	20.1	3.1	17.0	$1,090.4	$927.7	17.5	(1.2)	18.7
Surgical	1,585.9	1,438.5	10.2	5.6	4.6	1,438.5	1,357.7	6.0	0.2	5.8
Consumer eye care	511.1	480.2	6.4	2.5	3.9	480.2	462.3	3.9	(1.0)	4.9

Total sales	$3,406.9	$3,009.1	13.2	4.2	9.0	$3,009.1	$2,747.7	9.5	(0.5)	10.0

(a)	Change in constant currency is determined by comparing adjusted 2003 reported amounts, calculated using 2002 monthly average exchange rates, to the actual 2002 reported amounts. The same process was used to compare 2002 to 2001. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. This measure provides information on sales growth assuming that foreign currency exchange rates have not changed between years. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2003 compared to year ended December 31, 2002

      Sales

Global

        All major product categories positively contributed to the 13.2% growth in global sales for year ended December 31, 2003. Growth in product unit volumes accounted for a majority of the sales increase. Currency exchange rates also favorably impacted sales growth for 2003, largely attributable to the strength of the euro which achieved a record high level relative to the U.S. dollar. Excluding the impact of foreign exchange fluctuations, sales would have grown by 9.0%.

GLOBAL SALES

	2003	2002	Change
	(in millions)
Infection/Inflammation Products	$ 517.9	$ 446.0	16.1%
Glaucoma Products	432.4	349.6	23.7
Allergy Products	276.6	223.1	24.0
Otic Products	122.9	89.7	37.0
Other Pharmaceuticals/Rebates	(39.9)	(18.0)	*

TOTAL PHARMACEUTICAL	1,309.9	1,090.4	20.1

Intraocular Lenses	498.6	437.7	13.9
Cataract/Vitreoretinal	1,017.0	927.0	9.7
Refractive	70.3	73.8	(4.7)

TOTAL SURGICAL	1,585.9	1,438.5	10.2

Contact Lens Disinfectants	282.2	275.1	2.6
Artificial Tears	117.3	99.2	18.2
Other	111.6	105.9	5.4

TOTAL CONSUMER EYE CARE	511.1	480.2	6.4

TOTAL GLOBAL SALES	$ 3,406.9	$ 3,009.1	13.2

* Not meaningful

Pharmaceutical

      Global sales growth was led by sales of our pharmaceutical products, which increased 20.1% (17.0% in constant currency). Broad-based gains were achieved across most major therapeutic market segments and key products. Among our glaucoma products, Travatan® ophthalmic solution continued to expand its global market reach with sales of $135.3 million for the year ended December 31, 2003, compared to $70.9 million in 2002. Within the allergy segment, Patanol® ophthalmic solution achieved record sales for the year of $252.0 million and grew 27% over 2002. The European launch of this product under the tradename Opatanol® ophthalmic solution early in 2003 contributed to this allergy product's sales growth.

    VigamoxTM ophthalmic solution, our newest fluoroquinolone ocular infection treatment product, was introduced in April 2003 and quickly built momentum. A portion of VigamoxTM sales reduced sales of another fluoroquinolone antibiotic, Ciloxan® ophthalmic solution and ointment.

    Our line of otic products achieved the strongest growth rate within the pharmaceutical line. On July 25, 2003, approval was received from the FDA to market Ciprodex otic suspension for both middle ear infections in children with ear tubes and outer ear infections. The launch of Ciprodex otic combined with our existing Cipro HC Otic solution sparked the growth of this segment by extending the line to provide complete therapeutic coverage for both outer and middle ear infections. Ciprodex and Cipro are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG

Surgical

    Our line of surgical products grew 10.2% (4.6% in constant currency) for the year ended December 31, 2003 compared to 2002, despite a decline of 4.7% in sales of refractive products. Sales of AcrySof® intraocular lenses led the growth of the surgical business. The AcrySof® Natural lens, launched in the U.S. during the third quarter 2003, contributed to the global growth. It is the first foldable intraocular lens that filters both ultraviolet and portions of high frequency blue light spectrum to receive FDA approval. Clinical evidence is emerging that links retinal damage with high frequency blue light.

   The InfinitiTM vision system, our tri-modal lens removal system, was added to our line of surgical equipment in 2003. This product commands a premium price and boosted the growth of our equipment line.

     The commercial launch of the LADARWave® wavefront aberrometer and CustomCornea®, our custom ablation wavefront refractive technology, continued to gain acceptance in the marketplace as evidenced by increasing numbers of custom procedures being performed in the U.S. Sales of our refractive products, however, continued to be negatively affected by global economic conditions, flat consumer demand and low demand for laser equipment.

Consumer Eye Care

   Our global consumer eye care sales, which consists of contact lens care and other general eye care products, grew 6.4% (3.9% in constant currency). Contributing to the growth of the line were our OPTI-FREE® EXPRESS® contact lens care products and our line of artificial tears products, which includes Systane® lubricant eye drops. Systane®, our newest product used to treat dry eye, was launched early in 20

GEOGRAPHIC SALES

	2003	2002	Change	Foreign Currency Change	Change in Constant Currency (a)
	(in millions)
ALCON UNITED STATES:
Pharmaceutical	$ 813.3	$ 706.9	15.1%	--	15.1%
Surgical	713.8	678.3	5.2	--	5.2
Consumer Eye Care	258.8	247.4	4.6	--	4.6

Total Sales	1,785.9	1,632.6	9.4	--	9.4

ALCON INTERNATIONAL:
Pharmaceutical	496.6	383.5	29.5	8.8	20.7
Surgical	872.1	760.2	14.7	10.7	4.0
Consumer Eye Care	252.3	232.8	8.4	5.3	3.1

Total Sales	1,621.0	1,376.5	17.8	9.3	8.5

TOTAL GLOBAL SALES	$3,406.9	$3,009.1	13.2	4.2	9.0

(a)	Change in constant currency is determined by comparing adjusted 2003 reported amounts, calculated using 2002 monthly average exchange rates, to the actual 2002 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. This measure provides information on sales growth assuming that foreign currency exchange rates have not changed between years. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

United States

Pharmaceutical

    U.S.  sales growth was led by sales of our pharmaceutical products, which increased 15.1% for the year ended December 31, 2003. Strong prescription demand for several of our branded products translated into growth in unit volumes and market share for 2003. Sales of Travatan® grew to $73.1 million in 2003 from $44.5 million in 2002. Travatan® continued to increase its prescription share of the U.S. prostaglandin market and outpaced the overall growth of the segment. Patanol® made a significant contribution to the growth of the U.S. pharmaceuticals with record 2003 sales of $234.8 million, achieving 24.6% growth over 2002. The product continued to hold its market leadership position in the U.S.

        The launch of Vigamox™ has progressed successfully. We began converting our existing business from Ciloxan®, our third generation fluoroquinolone anti-infective product, in advance of its patent expiration in June 2004, to Vigamox™, as well as increase our overall combined market share in the fluoroquinolone segment. Launch results of Ciprodex otic, our newest FDA approved product with a broader indication for treatment of ear infections, were very encouraging. The product’s acceptance by the ear, nose and throat specialists contributed to increasing our market share growth in the otic segment.

Surgical

        Sales growth for the U.S. surgical products in 2003 was driven by key product contributions from AcrySof®, Infiniti™ and LADARWave®. The 2003 launch of our new AcrySof® Natural lens added to the growth of the overall AcrySof® franchise. The market introduction of Infiniti™ in August 2003 has gained momentum and generated much interest in this new tri-modal technology for lens removal. The commercial launch of our LADARWave® wavefront aberrometer and CustomCornea® was a boost to the refractive line as the number of custom procedures in the U.S. grew rapidly during 2003.

Consumer Eye Care

        Sales of our contact lens disinfectant products grew 1.9% in 2003 in the face of difficult competitive market conditions. Our artificial tears products made strong gains during the same period and benefited from the performance of our new dry eye product Systane®, which has steadily gained market share since its introduction in February 2003.

International

        Sales in the rest of the world grew 17.8% (8.5% in constant currency) for the year ended December 31, 2003 over 2002. The continued strengthening of the euro against the U.S. dollar throughout 2003 was largely accountable for the favorable impact of currency exchange on sales growth. Sales in the major Latin American markets of Brazil and Mexico attained significant constant currency growth during the year. Prevailing competitive market conditions and lower reimbursement for cataract and vitreoretinal surgery continued to restrain sales in Japan, our largest international market, during 2003.

Pharmaceuticals

        Sales for our pharmaceutical products outside of the U.S. registered growth of 29.5% (20.7% in constant currency) for the year ended December 31, 2003. Sales of Travatan® outside of the U.S. grew to $62.2 million in 2003, compared to $26.4 million in 2002. The product continued to achieve significant market share gains in the key European markets of Italy, Germany and France, as well as the Latin American markets of Brazil, Argentina, Mexico and Chile. Sales of allergy products were led by Patanol®. The European launch of this product under the tradename Opatanol® early in 2003 contributed to this allergy product’s sales growth. Our other key branded products that contributed to the growth of the pharmaceutical line were Azopt® ophthalmic suspension, TobraDex® ophthalmic solution and ointment, Maxitrol® ophthalmic solution and ointment, Ciloxan®, Tobrex® ophthalmic solution and ointment and Cipro HC.

Surgical

        Sales of surgical products increased 14.7% (4.0% in constant currency) in the year ended December 31, 2003 over 2002. Growth was generally very strong throughout most of our major markets except for Japan. Governmental reimbursement reductions and competitive pressures, particularly in the intraocular lens business, resulted in a contraction of surgical products sales in Japan by approximately 7%. Otherwise, AcrySof® and our line of viscoelastic products were primary drivers of sales growth outside the U.S. Shipments of Infinti™ began in markets outside of the U.S. during the third quarter of 2003 and contributed to the growth of our equipment line. In Japan, we believe the launch of the Infinti™ vision system in the fourth quarter of 2003, coupled with the planned introduction of the Acrysert® lens insertion device, will strengthen our surgical product offering there in 2004.

Consumer Eye Care

        Sales of consumer eye care products outside of the U.S. grew 8.4% (3.1% in constant currency) in the year ended December 31, 2003 over 2002. Growth of our contact lens disinfectants was hampered by Japan, our largest international market in these products, due to increased competition from new market entries in this segment and downward pressure on prices from cross channel trading. Sales of artificial tears were positively impacted by growth of our Tears Naturale® lubricant eye drops franchise.

      Gross Profit

        Gross profit increased 13.4% to $2,401.0 million, or 70.5% of sales in the year ended December 31, 2003 compared to $2,116.4 million, or 70.3% of sales in 2002. This slight improvement in gross profit as a percentage of sales is partially due to charges in 2002 of $3.4 million related to changes made to an employee deferred compensation plan and $5.9 million associated with the write-off of SKBM® microkeratome inventory and related manufacturing equipment. Gross profit was positively affected by price increases (primarily in the U.S.) and increased manufacturing efficiencies. Negatively affecting margins in 2003 were startup costs associated with the LADARWave® and the Infinti™, higher third party royalty expenses, price pressures in Japan and geographic sales mix.

      Operating Expenses

        Selling, general and administrative expenses were $1,112.5 million, or 32.6% of sales, in the year ended December 31, 2003 compared to $1,014.7 million, or 33.7% of sales, in 2002. This large decrease in selling, general and administrative expenses as a percentage of sales is primarily due to the fact that, in 2002, there were $12.6 million of expenses related to changes made to an employee deferred compensation plan and $14.1 million of customer refunds and other costs associated with the decision to recall and terminate the SKBM® microkeratome product line. Selling, general and administrative expenses in 2003 included the impact of the expansion of the U.S. pharmaceutical sales force and launch expenses of several new products including Ciprodex otic, AcrySof® Natural, Infiniti™, Vigamox™, LADARWave®and Opatanol®and pre-launch expenses associated with anecortave acetate. These increased costs were partially offset by declines in legal fees and bad debts expense.

        Research and development expenses for the year ended December 31, 2003 were $349.9 million, or 10.3% of sales, compared to $323.5 million, or 10.7% of sales, in 2002. Research and development expenses in 2002 included $6.6 million of expenses related to changes made to an employee deferred compensation plan. Research and development expenses in 2003 reflect increased investment in products in the therapeutic areas of glaucoma, age-related macular degeneration and nasal allergy, which are in the later stages of development.

        Amortization of intangibles decreased 9.5% to $67.4 million in the year ended December 31, 2003 from $74.5 million in 2002. The decrease is primarily due to a $5.9 million impairment loss on intangible assets, which was recorded as amortization, related to the voluntary recall and termination of the SKBM® microkeratome product line in 2002.

      Operating Income

        Operating income increased 25.0% to $879.4 million in the year ended December 31, 2003 from $703.7 million in 2002. In 2003, operating income was positively affected by an $8.2 million gain on the sale of the Madrid, Spain, manufacturing plant. Operating income was negatively impacted in 2002 by charges of $22.6 million related to changes made to an employee deferred compensation plan and $25.9 million of SKBM® microkeratome recall and termination costs. After considering the impact of these items, operating income would still have improved as a percentage of sales, in part due to continued operating efficiencies gained from the Company’s global infrastructure.

        Alcon United States business segment operating income increased 17.6% to $794.3 million, or 44.5% of sales, in the year ended December 31, 2003 from $675.3 million, or 41.4% of sales, in 2002. The improvement in operating income is partially due to the inclusion in 2002 of $12.6 million of costs associated with the decision to recall and terminate the SKBM® microkeratome. Operating income in 2003 also improved as a result of price increases on pharmaceuticals, lower manufactured cost of goods, improved mix of higher margin products, and slower growth in selling, general and administrative expenses.

        Alcon International business segment operating income increased 20.3% to $514.9 million, or 31.8% of sales, in the year ended December 31, 2003 from $428.1 million, or 31.1% of sales, in 2002. Operating income in 2002 reflected one-time costs of $13.3 million related to the decision to recall and terminate the SKBM® microkeratome. Operating income as a percent of sales was affected in 2003 by a reduction in gross profit margins as a result of the foreign currency and geographic mix of sales and operating profits. Japan, our second largest market, did not grow in line with our other international markets as we were faced with pricing pressures associated with government reimbursement cuts and new competitive entrants in the consumer and surgical product markets.

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

      Interest and Other Expenses

        Interest income decreased 16.7% to $18.5 million in the year ended December 31, 2003 from $22.2 million in 2002, primarily as a result of lower short term interest rates in 2003. Interest expense decreased 22.3% to $41.8 million in the year ended December 31, 2003 from $53.8 million in 2002, primarily as a result of lower short term interest rates.

      Income Tax Expense

        Income tax expense increased 24.7% to $262.7 million in the year ended December 31, 2003 from $210.6 million in 2002, mainly due to higher earnings. The reported effective tax rate of 30.6% in the year ended December 31, 2003 is lower than the 2002 effective tax rate of 31.1%. The decrease in the effective tax rate is due to a more favorable mix of income earned in various tax jurisdictions, an increase in foreign sales corporation and extraterritorial income tax benefits related to the current and previous years, and utilization of certain tax credits and net operating loss carryforwards that had valuation allowances in prior years.

      Net Earnings

        Net earnings increased 27.5% to $595.4 million in the year ended December 31, 2003 from $466.9 million in 2002. The increase reflects the impact of the following income and expense items:

  in 2003, the gain on the sale of the Madrid, Spain, manufacturing plant of $5.7 million, net of income taxes, and
  o in 2002, changes to an employee deferred compensation plan of $14.2 million, net of income taxes, the SKBM® microkeratome recall and termination costs of $17.9 million, net of income taxes, and the estimated impact of the IPO proceeds on net interest expense of $6.5 million, net of income taxes.

Year ended December 31, 2002 compared to year ended December 31, 2001

      Sales

Global

        Global sales increased 9.5% to $3,009.1 million in 2002 from $2,747.7 million in 2001. Sales growth, in terms of constant currency, was slightly higher at 10.0%. The negative impact of foreign currency fluctuations on sales growth was mostly confined to Latin American countries and Japan.

        Global sales growth was led by the performance of our pharmaceutical business which delivered $1,090.4 million in revenue for 2002, an increase of 17.5% (18.7% in constant currency) over 2001. Travatan® generated $70.9 million in global sales in 2002 compared to $15.8 million in 2001. The settlement of all pending patent and trademark litigation over Travatan® with Pharmacia Corporation during the fourth quarter of 2002 assured Alcon’s continued right to sell the product globally without restriction. Our major allergy product, Patanol®, had an outstanding year and generated sales of $198.3 million in 2002, a 28.3% increase over 2001 sales of $154.5 million. 2002 sales of our other key branded pharmaceutical products Tobradex®, Ciloxan® and Cipro HC increased by 10.9%, 19.8% and 41.1%, respectively, over 2001.

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

        Our global consumer eye care business, which consists of contact lens care and other general eye care products, grew 3.9% (4.9% in constant currency) to $ 480.2 million in 2002 from $462.3 million in 2001. Sales of OPTI-FREE® disinfectants accounted for over 50% of the consumer line, or $264.5 million, and grew 5.4% over 2001 sales of $250.9 million.

United States

        Sales in the United States increased 11.5% to $1,632.6 million in 2002 from $1,464.6 million in 2001. Sales in our pharmaceutical business were consistent with the global trend and were primarily responsible for the growth in U.S. sales, with 2002 sales of $706.9 million, representing a 21.5% increase over 2001 sales of $581.9 million. Sales of Travatan®, which was launched in the U.S. for glaucoma treatment in 2001, increased to $44.5 million in 2002 from $13.4 million in 2001. Strong double-digit growth rates in U.S. sales were achieved for key therapeutic market segments by our branded products Patanol® at 29.2%, Ciloxan® at 21.3%, Tobradex® at 12.0% and Cipro HC at 42.8%.

        Sales in our U.S. surgical business totaled $678.3 million in 2002, a 6.0% gain over prior year sales of $639.7 million. Sales from our line of cataract and vitrectomy products increased 9.2% to $641.1 million in 2002 from $587.3 million in 2001, but were offset by a decline of 29.0% in the refractive line to $37.2 million in 2002 from $52.4 million in 2001. We received FDA approval in late 2002 for our new LADARWave® technology for customized wavefront-guided laser eye surgery in the treatment of myopia. Our consumer eye care business achieved modest growth of 1.8% in 2002 to $247.4 million from $243.0 million in 2001. Within the contact lens care line, sales related to our OPTI-FREE® disinfectant franchise increased 2.9% in 2002 to $143.0 million from $139.0 million in 2001 in a slow growing market segment. Following FDA approval, we commenced shipping OPTI-FREE® EXPRESS® No Rub™ multipurpose disinfecting solution during the fourth quarter of 2002 with our new “Lasting Comfort” claim.

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

        Sales for our pharmaceutical business outside the United States in 2002 increased to $383.5 million from $345.8 million in 2001, registering growth of 10.9% (13.9% in constant currency). Travatan® was successfully launched in several major European markets in 2002 and recorded sales in more than 50 countries outside the United States. Tobradex® and Ciloxan® also made significant contributions to the pharmaceutical business totaling $55.5 million in 2002 sales. Sales of our international surgical business increased 5.9% (5.6% in constant currency) in 2002 to $760.2 million in 2002 from $718.0 million in 2001 with broad based growth across our line of cataract and vitrectomy products. Sales from our refractive business were also subject to difficult global economic conditions and declined 3.3% in 2002 to $23.4 million from $24.2 million in 2001. However, in December 2002, the first international sale of our new LADARWave® custom ablation system was recorded in Australia. Sales for our consumer eye care business outside the United States advanced 6.2% (8.4% in constant currency) to $232.8 million in 2002 from $219.3 million in 2001. Our OPTI-FREE® disinfectant franchise grew 8.6% (9.4% in constant currency) to $121.5 million in 2002 from $111.9 million in 2001.

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

        Amortization of intangibles decreased 36.3% to $74.5 million in the year ended December 31, 2002 from $117.0 million in 2001. The decrease is primarily due to the implementation of SFAS No. 142, Goodwill and Other Intangible Assets, as discussed in note 4 to the consolidated financial statements. In connection with the voluntary recall and termination of the SKBM® microkeratome product line in the fourth quarter of 2002, a $5.9 million impairment loss on intangible assets was recorded as amortization.

      Operating Income

        Operating income increased 19.5% to $703.7 million in the year ended December 31, 2002 from $588.9 million in 2001. Operating income was negatively impacted by charges of $16.6 million in 2002 related to changes made to an employee deferred compensation plan and $25.9 million of SKBM® microkeratome recall and termination costs. Compared to 2001, operating income was favorably impacted by $42.5 million due to the change in accounting for goodwill and intangibles resulting from implementation of SFAS No. 142. The impact of these items on operating income was a decrease of $42.5 million in 2002 and $42.5 million in 2001.

        Alcon United States business segment operating income increased 24.0% to $675.3 million in the year ended December 31, 2002 from $544.7 million in 2001. Operating income was favorably impacted by $20.7 million due to the change in accounting for goodwill and intangibles resulting from implementation of SFAS No. 142. In addition, gross margin improvements and reduced selling, general and administrative spending were partially offset by $12.6 million of costs associated with the decision to recall and terminate the SKBM® microkeratome.

        Alcon International business segment operating income increased 5.5% to $428.1 million in the year ended December 31, 2002 from $405.9 million in 2001. Operating income was favorably impacted by $21.8 million due to the change in accounting for goodwill and intangibles resulting from implementation of SFAS No. 142. This favorability was offset by one time costs of $13.3 million related to the decision to recall and terminate the SKBM® microkeratome. Gross margins as a percentage of sales were negatively impacted due to the geographical sales mix and the difficult economic conditions in Latin America. Changes in exchange rates also negatively affected International business segment results.

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

      Income Tax Expense

        Income tax expense increased 6.2% to $210.6 million in the year ended December 31, 2002 from $198.3 million in 2001, mainly due to higher earnings. The effective tax rate decreased to 31.1% in the year ended December 31, 2002 from 38.6% in 2001 mainly due to a larger portion of our earnings relating to jurisdictions with lower tax rates than in 2001, tax settlements and the impact of implementing SFAS No. 142.

      Net Earnings

        Net earnings increased 47.9% to $466.9 million in the year ended December 31, 2002 from $315.6 million in 2001. Excluding the impact of certain expenses for:

  changes to an employee deferred compensation plan of $10.4 million, net of income taxes, SKBM® microkeratome recall and termination costs of $17.9 million, net of income taxes, and the estimated impact of the IPO proceeds on net interest expense of $6.5 million, net of income taxes in 2002, and adjusting 2001 for the impact of goodwill amortization of $40.2 million, net of income taxes, to reflect the 2002 change in accounting method and impairment loss on a marketable equity investment acquired as a result of the acquisition of Summit of $6.1 million, net of income taxes, adjusted net earnings would have increased 35.0% to $488.7 million for the year ended December 31, 2002 from $361.9 million in 2001.

Actual to Adjusted Reconciliation

	2002	2001
	(in millions)
Net earnings, as reported	$ 466.9	$ 315.6
Certain expenses:
2002 expense for changes to employee deferred compensation
plan related to Alcon’s IPO	16.6	--
2002 estimated impact of IPO proceeds on net interest expense	(9.5)	--
2002 expense for SKBM® microkeratome recall and termination	25.9	--
2001 impairment loss on a marketable equity investment included
in a 2000 business acquisition	--	9.1
Add back 2001 goodwill amortization for 2002 change in
accounting method under SFAS No. 142	--	42.5
Income tax effects of above items	(11.2)	(5.3)

Adjusted net earnings	$ 488.7	$ 361.9

        The adjustments in the reconciliation above represent unusual items that have not occurred otherwise in the past two years and are not expected by management to occur in the next two years. Management believes that this information is useful to an investor’s understanding of Alcon’s financial condition and results of operations because it provides investors with a measure of the increase in 2002 net earnings over 2001 net earnings that would be attributable to Alcon’s ongoing operations without the effect of items that are unusual and not likely to recur in the future. Management’s views are based on these factors:

  The changes in deferred compensation expense and net interest expense were related to Alcon’s initial public offering during 2002 and are not expected to recur.
  A recall and termination of a product the size of the SKBM® microkeratome recall and termination is not a regular event and has not otherwise occurred in Alcon's history.
  The elimination of goodwill amortization beginning in 2002, resulting from the adoption of SFAS No.142, had a significant effect. Adjusting 2001 net earnings to reverse the 2001 goodwill amortization provides a comparable basis for analysis.
  The acquisition of Summit in 2000 included certain marketable equity securities among the assets acquired. An impairment of these securities was recorded in 2001. Such impairment losses on marketable equity securities had not occurred in the previous two years and are not expected to occur in the next two years.

        Management uses adjusted net earnings as a measure of Alcon’s economic performance. In management’s view, the normalized increase in net earnings in 2002 over 2001 should be considered to be 35.0% rather than 47.9%.

Sales by Quarter

        The following table sets forth our sales by quarter since 2001.

	Unaudited
	2003	2002	2001
	(in millions)
First	$ 807.1	$ 706.5	$ 654.8
Second	925.4	809.5	745.9
Third	822.7	743.9	676.4
Fourth	851.7	749.2	670.6

Total	$3,406.9	$3,009.1	$2,747.7

        Our quarterly sales trends reflect seasonality in several products, including ocular allergy products and Cipro HC Otic, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere. The sales increase during the fourth quarter of 2003 compared to third quarter was driven by a strong performance in our International business segment, primarily in the surgical product line.

Liquidity and Capital Resources

Cash, Debt and Liquidity

        At December 31, 2003, Alcon reported cash and cash equivalents of $1,086.0 million, total debt of $1,410.3 million and consolidated shareholders’ equity of $1,591.5 million. The net debt balance (total debt minus cash and cash equivalents) declined $584.5 million during 2003 to $324.3 million as the Company continued to generate significant cash flow from operations.

        Management believes that the evolution of net debt is important to understanding the Company’s cash flow generation and overall financial health. Investors should also note that large balances of cash and cash equivalents are held in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere. Net debt is calculated as follows:

NET DEBT	December 31, 2003	December 31, 2002
	(in millions)
Short term borrowings	$1,326.8	$1,772.8
Current maturities of long term debt	8.5	23.1
Long term debt	75.0	80.8

Total debt	1,410.3	1,876.7
Less: Cash and cash equivalents	1,086.0	967.9

Net debt	$ 324.3	$ 908.8

IPO — Related Activities

        The Company sold Alcon Germany to Nestlé’s German subsidiary effective January 1, 2001 for approximately $30 million, and, under the separation agreement, Nestlé’s German subsidiary sold it back to us effective January 1, 2002, for approximately $42 million. Alcon Germany’s results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

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

        If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the year ended December 31, 2002 would have been less than reported:

	Proforma	As Reported
Basic earnings per common share	$1.51	$ 1.54

Diluted earnings per common share	$1.51	$ 1.53

Basic weighted average common shares	305,878,040	301,482,834

Diluted weighted average common shares	306,906,985	302,511,780

        On March 20, 2002, Alcon’s IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0 million, after offering expenses and taxes, and were used to redeem the preferred shares on May 29, 2002.

        Net proceeds of $219.1 million, after offering expenses and taxes, from the subsequent exercise of the underwriters’ over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

Preferred Shares of Subsidiary

        In May of 2000, Alcon Holdings, Inc. (“AHI”), a wholly owned subsidiary of Alcon, issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

        As part of a restructuring of AHI’s equity, on November 5, 2002 Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1.997 billion Swiss francs. Alcon also contributed to AHI, as capital in kind, all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI’s common shares and all voting rights in AHI.

        On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares. AHI paid the investors an aggregate of 2,003 million Swiss francs for the 20,000 preferred shares and accrued dividends. The preferred shares were immediately retired. AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

        For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9 million.

Other Financing Activities

        In 2002, the board of directors approved the purchase of up to 2,000,000 Alcon shares to satisfy the exercise of stock options granted to employees. During 2002, Alcon purchased 193,500 treasury shares on the market for $7.9 million. Under this same program, Alcon purchased an additional 585,100 treasury shares on the market for $34.1 million during 2003.

        The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our Board of Directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend based on 2003 operations of CHF 0.72 per common share, or approximately $0.57 per common share, totaling an estimated $176 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on April 27, 2004, will be paid on or about May 14, 2004.

Investing Activities

        Net cash used in investing activities in the year ended December 31, 2003 was $175.7 million, including $157.9 million of capital expenditures related to improvements in our manufacturing and research and development facilities and other infrastructure. During this period, we also acquired intangible assets at a cost of $5.0 million. Our annual capital expenditures over the last three years were $157.9 million in 2003, $120.9 million in 2002 and $127.4 million in 2001, principally to expand and upgrade our manufacturing and research facilities.

        In 2003, the Company commenced construction of a new $24 million administrative facility located on the Fort Worth, Texas campus that will provide occupancy for offsite employees as well as serve as a training and education center for physicians, medical students and Alcon’s sales force. In order to establish manufacturing capacity for intraocular lenses outside the United States, the Company began converting the Cork, Ireland, manufacturing facility from its refractive equipment production to production of intraocular lenses. Additional expenditures were made to upgrade our manufacturing facilities in Puurs, Belgium, Kaysersberg, France, Huntington, West Virginia, and Fort Worth, Texas. We had capital expenditure commitments of $38.6 million at December 31, 2003. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

        In November 2003, Alcon’s wholly owned subsidiary, Alcon Cusi S.A., completed the sale of its contact lens care solutions manufacturing facility located in Madrid, Spain, to AMO Manufacturing Spain, S.L., a wholly owned subsidiary of Advanced Medical Optics, Inc. (NYSE: AVO) for $21.6 million in cash. Alcon realized a pre-tax gain of $8.2 million from the sale during the fourth quarter of 2003.

        The production of contact lens care products previously manufactured in Madrid was transferred to the Alcon plant in Fort Worth, Texas. The Madrid plant was sold to optimize capacity levels, streamline manufacturing and distribution operations, gain efficiencies and reduce total production costs for contact lens care solutions.

Contractual Obligations

	Payments due by period
	Total	1 year or less	2-3 years	4-5 years	More than 5 years
	(in millions)
Long term debt	$ 83.5	$ 8.5	$ 10.0	$ 5.4	$ 59.6

Operating leases	120.3	34.6	45.1	19.3	21.3

Purchase obligations	57.8	13.5	28.7	9.3	6.3

Other long term liabilities	302.3	24.5	50.9	37.6	189.3

Total contractual obligations	$563.9	$81.1	$134.7	$71.6	$276.5

Capital Resources

        We expect to meet our current liquidity needs, including the approximately CHF 222 million (or approximately $176 million) anticipated dividend payment subject to shareholder approval, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted as compared to expectations.

Credit and Commercial Paper Facilities

        As of December 31, 2003, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2003, $1,005.1 million of the commercial paper was outstanding at an average interest rate of 1.1% before fees. Related to this short term, floating interest rate borrowing, we have entered into two $25.0 million interest rate swaps which have a net effect of fixing the interest rate of a portion of the outstanding amount at an average rate of 2.77%, which is based on a two year rate at the time of initiation of the hedge. Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on Japanese yen 5.0 billion ($48.9 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé’s guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. Total fees paid to Nestlé for the years ended December 31, 2003, 2002, and 2001 were $4.1million, $1.7 million and $0.1 million, respectively. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

        Alcon and its subsidiaries also had available commitments of $344.4 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2003, $111.5 million was outstanding under these credit facilities. Alcon’s subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $603.2 million under which there was an aggregate outstanding balance of $210.2 million. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($171.0 million); Mizuho Bank ($84.2 million); FORTIS ($47.3 million); Mitsui-Sumitomo Bank ($42.1 million); and ING ($41.6 million). The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 2.6% at December 31, 2003.

Critical Accounting Estimates

        Our discussion and analysis of our financial condition and results of operations is based upon Alcon’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

        We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletins No. 101 and 104. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over or under stated.

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

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management regularly assesses the financial condition of the Company’s customers and the markets in which these customers participate. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill annually and of intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist.

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

Tax Liabilities: Our tax returns are subject to examination by taxing authorities in various jurisdictions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates.

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

Pension and Other Employee benefits: We must make certain assumptions in the calculation of the actuarial valuation of the Company sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 15 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

Market Risk

Interest Rate Risks

        Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At December 31, 2003, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

        In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the United States to represent in the aggregate approximately 15% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

        As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount range from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 17 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size, and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

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

        We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. A number of these contracts are executed through Nestlé to take advantage of their expertise and economies of scale.

        While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

        In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was subsequently revised in December 2003. FIN 46 interprets Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 requires a variable interest entity to be consolidated when a company is subject to the majority of the risk of loss from the variable interest entity’s activities or is entitled to receive the majority of the entity’s residual returns, or both. The consolidation requirements for newly created variable interest entities and the transitional disclosure provisions of FIN 46 are effective for the Company immediately. The adoption of FIN 46 did not have an impact on our results of operations or financial position.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies accounting for derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Statement is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003, and to certain preexisting contracts. The adoption of SFAS No. 149 did not have an impact on our results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our results of operations or financial position.

        In May 2003, the FASB’s Emerging Issues Task Force (“EITF”) reached consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 sets forth criteria to govern how to identify whether goods or services or both that are to be delivered separately in bundled sales arrangements should be accounted for separately. The guidance in EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 had no significant impact on our results of operations or financial position.

        In December 2003, the U.S. Securities and Exchange Commission’s Office of the Chief Accountant and the Division of Corporation Finance announced the release of Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” This staff accounting bulletin updated portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting guidance.

        The principal revisions were related to the deletion of interpretive material no longer necessary because of private sector developments in U.S. generally accepted accounting principles (principally EITF 00-21), and the incorporation of certain sections of the staff’s “Revenue Recognition in Financial Statements – Frequently Asked Questions and Answers” document into Topic 13. The release of SAB No. 104 did not have a material impact on our results of operations or financial position.

        In December 2003, the FASB issued SFAS No. 132 (revised 2003) Employers’ Disclosures about Pensions and Other Postretirement Benefits. This statement requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. The Company has adopted the portion of the Statement that is effective for financial statements with fiscal years ending after December 15, 2003. The Company is still analyzing this Statement to determine how it will affect the disclosures in future annual and interim periods.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT.

        Below is information with respect to our current directors and officers. Unless otherwise indicated, the business address of all of our directors and officers is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331 Hünenberg, Switzerland.

Name	Age	Title
Timothy R. G. Sear	66	Chairman, President, Chief Executive Officer and Director; Chairman, President and Chief Executive Officer, Alcon Laboratories, Inc.
Dr. Werner J. Bauer	53	Director; Executive Vice President, Technical, Production, Environment and R&D, Nestlé S.A.; Member, Supervisory Board of Cereal Partners Worldwide; Co-chairman, Life Ventures Nestlé S.A.; Chairman, Hans Rychiger AG; Member of Board of Trustees, Bertelsmann Foundation, Germany; Board Member of the Swiss Sociey of Chemical Industries

Peter Brabeck-Letmathe	59	Vice Chairman and Director; Vice Chairman and Chief Executive Officer, Nestlé S.A.; Vice Chairman, Dreyer’s Grand Ice Cream Holdings, Inc.; Vice Chairman, Credit Suisse Group; Director, Roche Holding AG and L'Oréal S.A.

Francisco Castañer	59	Director; Executive Vice President, Pharmaceutical and Cosmetic Products, Liaison with L'Oréal S.A., Human Resources, Corporate Affairs, Nestlé S.A.; Director, L'Oréal S.A.

Dr. Wolfgang H. Reichenberger	50	Director; Executive Vice President, Chief Financial Officer, Nestlé S.A.; Director, Société Montreux Palace S.A.; Admission Board, Member of Executive Committee, SWX Swiss Exchange

Philip H. Geier, Jr	69	Director; Chairman Emeritus, The Interpublic Group of Companies, Inc.; Director, AEA Investors Inc., Fiduciary Trust International, Intermedia Advertising Group, Foot Locker Inc., and Mettler Toledo International Inc.

Lodewijk J.R. de Vink	59	Director; Founding Partner, Blackstone Health Care Partners; Member, Supervisory Board of Royal Ahold, Advisory Board of Sotheby’s International, European Advisory Council of Rothschild & Cie.

Thomas G. Plaskett	60	Director; Chairman, Fox Run Capital Associates; Director, Radio Shack Corporation, Smart & Final, Inc., Novell Corporation, and several privately held companies; Trustee, Kettering University

Stefan Basler	49	Attorney-in-Fact (Prokurist)
Jacqualyn A. Fouse	42	Senior Vice President, Finance and Chief Financial Officer
Guido Koller	59	Senior Vice President (Direktor)
Martin Schneider	44	Attorney-in-Fact (Prokurist)
Elaine E. Whitbeck	49	Corporate Secretary and General Counsel

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

Name	Age	Title
Timothy R.G. Sear	66	Chairman, President and Chief Executive Officer
Dr. G. André Bens	52	Senior Vice President, Global Manufacturing and Technical Support

Dr. Gerald D. Cagle	59	Senior Vice President, Research & Development
Jacqualyn A. Fouse	42	Senior Vice President, Finance and Chief Financial Officer

Cary R. Rayment	56	Senior Vice President, Alcon United States

Mr. Fred Pettinato, Senior Vice President, International of Alcon Laboratories, Inc., retired effective January 2, 2004.

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

B.     COMPENSATION

        We provide our board of directors with compensation and benefits that will attract and retain qualified directors. In 2003, all members of our board of directors, except for our chief executive officer, received an annual cash retainer of $50,000. We refer to a director who is neither a member of Nestlé’s board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director. We expect to award our non-employee directors non-qualified stock options to purchase our common shares. Each year, the number of non-qualified stock options will be determined by dividing $100,000 by the expected Black-Scholes value of an option to purchase one common share on the date of grant. In 2003, each of the non-employee directors was awarded 4,500 non-qualified stock options.

        We do not have any service contracts with any of our directors.

        In the fiscal years ended December 31, 2003 and December 31, 2002, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above. The executive officers received stock options and in some cases, restricted shares from Alcon, Inc. as indicated in this Compensation section.

        The following compensation table sets forth information regarding compensation and benefits in-kind paid during the fiscal years ended December 31, 2003, 2002 and 2001 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name	Year	Salary ($)	Bonus (4) ($)	Other Compensation(5) ($)	Restricted Stock Awards(6) ($)	Securities Underlying Options (#)	LTIP Payouts (7) ($)	All Other Compensation(8) ($)
Timothy R.G. Sear(1)	2003	940,000	1,271,400	38,622		340,000	1,233,037	330,927
	2002	940,000	940,000	37,500		357,830	527,561	291,016
	2001	860,000	750,000	37,750			418,149	258,868
Dr. Gerald D. Cagle	2003	540,800	450,000	35,122		135,000	548,045	123,785
	2002	520,000	420,000	33,417		151,215	458,749	163,823
	2001	460,000	410,000	30,750			188,167	143,816
Dr. G. André Bens	2003	364,000	291,000	29,122		72,500	246,637	93,837
	2002	350,000	250,000	28,000		78,175	183,500	87,094
	2001	315,000	250,000	27,583			167,260	82,799
Fred J. Pettinato (2)	2003	412,000	359,000	31,622		85,000	163,598	112,695
	2002	400,000	300,000	30,083		91,614	137,625	104,032
	2001	315,000	230,000	27,583			83,630	85,337
Cary R. Rayment	2003	416,000	370,000	31,622		95,000	191,829	119,703
	2002	400,000	300,000	30,083		91,903	160,562	109,240
	2001	315,000	215,000	27,833			146,352	88,745
Jacqualyn A. Fouse(3)	2003	425,000	163,000	31,622		85,000		86,283
	2002	175,000		14,000		35,000		21,370
(1)	In 2001, Mr. Sear received a grant of 4,300 stock options to purchase Nestlé shares. In 2002, all of Mr. Sear’s outstanding stock options to purchase shares of Nestlé stock were converted into 80,000 nonqualified stock options to purchase Alcon common shares.

(2)	Mr. Pettinato retired effective January 2, 2004.

(3)	Ms. Fouse was hired on July 1, 2002.

(4)	Bonus paid in 2003 was for 2002 performance. Bonus paid in 2002 was for 2001 performance. Bonus paid in 2001 was for performance in 2000.

(5)	Includes payments made for car allowance and financial consulting services.

(6)	At the time of the IPO in March of 2002, employees had to make an election to convert units received under the 1994 Phantom Stock Plan to Alcon restricted shares. All persons named in the Summary Compensation Table elected to convert. Ms. Fouse had no Phantom Stock units to convert. Summarized below are the total restricted shares outstanding at December 31, 2003 and the value by vesting date. The value is based on the closing price of the shares on the New York Stock Exchange on December 31, 2003. The holders of all converted restricted shares will have all the rights of a shareholder of the Company, including the right to receive dividends thereon.

		Dollar Value Vesting in
Name	Total Restricted Shares at 12/31/03 (#)	2004	2005	2006
Timothy R.G. Sear	115,926	$2,324,857	$2,337,692	$2,355,611

Dr. Gerald D. Cagle	50,262	929,955	935,101	1,177,806

Dr. G. André Bens	24,759	418,513	420,814	659,583

Fred J. Pettinato	25,547	372,018	420,814	753,784

Cary R. Rayment	25,547	372,018	420,814	753,784

    Mr.  Pettinato’s restricted shares shown above vested upon his retirement effective January 2, 2004.

(7)	The 2003 long term incentive plan (“LTIP”) payments reflect Restricted Stock shares vested in the current year that were converted from Phantom Stock Plan units in 2002 (see footnote 6). Payouts in 2002 and 2001 were payments made under the 1994 Phantom Stock Plan, which was created to provide additional incentives to key employees upon whom Alcon must depend for its growth and success.

(8)	Provides the aggregate amount of employer contributions to the Alcon 401(k) Retirement Plan, and compensation payments made to the Executive Universal Life Insurance and the Umbrella Liability Insurance plans.

Stock Option Grant Table

        The following table sets forth the nonqualified stock option grants made during 2003.

Name	Alcon Incentive Stock Options Granted # (1)	% of Total Options Granted to Employees in 2003	Exercise or Base Price	Expiration Date	Grant Date Present Value (2)
Timothy R.G. Sear	340,000	5.62%	$ 36.39	2/18/2013	3,419,040
Dr. Gerald D. Cagle	135,000	2.23%	36.39	2/18/2013	1,357,560
Dr. G. André Bens	72,500	1.20%	36.39	2/18/2013	729,060
Fred J. Pettinato	85,000	1.40%	36.39	2/18/2013	854,760
Cary R. Rayment	95,000	1.57%	36.39	2/18/2013	955,320
Jacqualyn A. Fouse	85,000	1.40%	36.39	2/18/2013	854,760
(1)	Options were granted in 2003 pursuant to the 2002 Alcon Incentive Plan. In general, incentive stock options will vest in full on the third anniversary of the date of grant, or on an option holder’s death, permanent disability or retirement. Upon the termination of an option holder’s employment with Alcon (not as a result of disability, death or retirement), all vested options will be exercisable for thirty days. All unvested options will be forfeited. Where the termination of employment is due to (a) retirement or (b) death or disability, they may be exercisable for their remaining term, or for 60 months, respectively.

(2)	Based on the Black Scholes model of option valuation to determine grant date fair value, as prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model: expected volatility, 33%; risk-free interest rate, 2.92%; dividend yield, 1%; expected life, 4 years.

Aggregated Option Exercises and Fiscal Year End Option Value Table

			Number of Securities Underlying Unexercised Options at 12/31/03 (#)		Value of Unexercised In-the- Money Options at 12/31/03 ($)
Name	Shares Acquired On Exercise	Value Realized $	Exercisable	Unexercisable	Exercisable	Unexercisable
Timothy R.G. Sear			19,083	758,747	525,546	19,743,292
Dr. Gerald D. Cagle			8,320	277,895	229,133	7,195,578
Dr. G. André Bens			4,017	146,658	110,628	3,793,187
Fred J. Pettinato (1)	3,832	51,732	0	172,782	0	4,470,267
Cary R. Rayment			3,927	182,976	108,150	4,717,109
Jacqualyn A. Fouse			0	120,000	0	3,021,900

(1)     Mr. Pettinato’s stock options shown above vested upon his retirement effective January 2, 2004.

Pension Plans

    Messrs.  Sear, Rayment and Pettinato and Drs. Cagle and Bens and Ms. Fouse participate in the non-qualified Executive Salary Continuation Plan (“ESCP”). This plan is unfunded and non-contributory and provides for a fixed retirement benefit based on the participant’s years of participation service under the plan, using the average of the annual base compensation in effect in the year of separation from service and for the two years preceding such year of separation. Benefits are payable upon retirement at the normal retirement age of 62 or earlier if certain conditions are met earlier. Annual compensation includes the amount shown as annual base salary in the Summary Compensation Table. The three-year average annual base compensation for 2003 is $913,333 for Mr. Sear, $506,933 for Dr. Cagle, $343,000 for Dr. Bens, $375,667 for Mr. Pettinato, $377,000 for Mr. Rayment and $387,500 for Ms. Fouse. At December 31, 2003, Mr. Sear and Dr. Cagle had participation service of 20 years or more, Dr. Bens had participation service of 17 years, Messrs. Pettinato and Rayment had participation service of 15 years and Ms. Fouse had participation service of 4 years based upon prior service with Alcon and Nestlé.

        The Executive Salary Continuation Plan’s benefit formula is three percent of a participant’s three-year average annual base compensation times years of participation, up to a maximum of 20 years. A participant must attain at least 10 years of participation service in order to have a vested benefit.

        In December 2003, the board of directors approved a new non-qualified Alcon Supplemental Executive Retirement Plan (“ASERP”). If certain conditions are met, the ASERP provides for a maximum benefit of up to 30% of the final three-years’ average base salary and bonus at retirement, payable for the remaining life of the participant. Effective January 1, 2004, all new participants will participate in the ASERP. Existing ESCP participants will continue to accrue benefits under the ESCP through December 31, 2008. Thereafter, they will begin to accrue benefits for future service under the provisions of the ASERP; however, the normal form of payment for benefits accrued under ASERP by current ESCP participants will be a single life annuity with a 50% surviving spouse’s benefit.

        As of January 1, 2002, the Alcon Laboratories, Inc. Employees’ Retirement Plan (money purchase plan) was merged into the Alcon Laboratories, Inc. Employees Profit Sharing Plan and Trust; the resulting plan is the Alcon 401(k) Retirement Plan. Subject to applicable legal limits, the Company matches employee contributions of up to 5% of compensation on a 2.4 to 1 basis; for every $1 contributed by the employee, up to 5% of compensation, Alcon contributes $2.40.

2002 Alcon Incentive Plan

        Our board of directors adopted the 2002 Alcon Incentive Plan prior to the initial public offering.

        The 2002 Alcon Incentive Plan is intended to help us retain and motivate our key employees. Through this plan, we are able to grant our employees’ stock options, stock appreciation rights, restricted shares and other awards based on our common shares, in addition to performance-based annual and long term incentive awards. Through share ownership, we are able to align employee and shareholder interests, by directly linking incentive awards to our profitability and increases in shareholder value.

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

Administration

        The 2002 Alcon Incentive Plan is administered by the compensation committee of our board of directors, which has the authority to recommend and set the terms and conditions of the grant awards. Our board of directors is responsible for approving the recommendations of the compensation committee.

        For our employees who are not considered executive officers, the compensation committee may delegate its authority under the Alcon Incentive Plan to our executive officers, subject to certain guidelines.

Shares Reserved for Awards

        Under the 2002 Alcon Incentive Plan, a total of 30 million common shares may be issued for awards. Through December 31, 2003, approximately 2.3 million of these common shares had been issued under this plan.

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

        The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder’s death, permanent disability or retirement (as defined in the 2002 Incentive Plan). Upon the termination of an option holder’s employment with us, all vested options will be exercisable for thirty days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months, respectively. All unvested options will be forfeited. The grant price for any stock option will be not less than the fair market value of our common shares on the grant date. Unless our board of directors provides for a different period, stock options will have a term of ten years.

Stock Appreciation Rights

        We may grant stock appreciation rights, which will entitle the holder of the stock option to receive an amount equal to the difference between the fair market value and the grant price. Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder’s death, permanent disability or retirement. Upon the termination of a holder’s employment with us, all vested stock appreciation rights will be exercisable for thirty days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months, respectively. Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares

        We are permitted to grant restricted shares. A restricted share is a common share granted to a participant subject to restrictions determined by the board of directors. A restricted share will vest and become transferable upon satisfaction of the conditions set forth in the restricted share award agreement. Restricted share awards will be forfeited if a recipient’s employment terminates prior to vesting of the award. Unless otherwise specified in the restricted share award agreement, restricted share awards will vest upon a holder’s death, permanent disability or retirement and holders of restricted shares will have the same rights on his or her restricted shares as holders of common shares.

Phantom Shares

        We are permitted to grant phantom shares under the 2002 Alcon Incentive Plan. The value of any phantom shares granted under the plan will be determined in relation to the fair market value of a common share. The board of directors will have the right to determine the initial value of the phantom share, the applicable valuation dates for the phantom share grants, vesting and the maximum amount of appreciation value payable on the phantom shares.

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

        In the case of nonqualified stock options, however, the Board has the authority to permit all or any part of a nonqualified stock option to be transferred to members of the employee’s immediate family and certain family trusts or partnerships, subject to prior written consent of the compensation committee.

Alcon Executive Deferred Compensation Plan

        The Company adopted the Alcon Executive Deferred Compensation Plan (the “DCP”) effective October 25, 2002. The DCP allows certain U. S. employees the opportunity to defer the receipt of salary, bonus, restricted shares and stock option gains. The DCP further provides that restricted shares and stock option gains deferred by eligible executives can only be invested in Alcon common shares and distributed as Alcon common shares at the end of the deferral period.

Alcon Excess 401(k) Plan

        The Company adopted the Alcon Excess 401(k) Plan effective January 1, 2004. This plan provides deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986.

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

        Out of a possible 2,334,850 Phantom Stock units outstanding at December 31, 2001, 1,440,850 units were converted to Alcon Restricted Shares or Restricted Share Units. The following table sets forth the actual dollar values at March 20, 2002 that were converted into restricted shares or equivalent units:

Restricted Stock Recipient	Value
Timothy R.G. Sear	$ 4,933,236
Dr. Gerald D. Cagle	2,150,973
Dr. G. André Bens	1,038,609
Cary R. Rayment	1,015,377
Fred J. Pettinato (1)	990,759

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (5 executives)	$10,128,954

All other eligible employees of Alcon and its subsidiaries as a
Group (approximately 951 employees)	$62,956,278

    (1)        Mr. Pettinato’s unvested restricted shares became vested upon his retirement effective January 2, 2004.

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

        The following table sets forth the actual dollar values at March 20, 2002 of options awarded as a result of conversion:

Stock Option Recipient	Value
Timothy R.G. Sear	$ 986,638
Dr. Gerald D. Cagle	430,193
Dr. G. André Bens	207,718
Cary R. Rayment	203,077
Fred J. Pettinato (1)	198,146

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (5 executives)	$ 2,025,772

All eligible employees of Alcon and its subsidiaries as a
group (approximately 951 employees)	$12,674,173

    (1)        Mr. Pettinato’s unvested stock options became vested upon his retirement effective January 2, 2004.

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

C.     BOARD PRACTICES

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

        Our board of directors consists of eight members, including three independent directors, four directors affiliated with Nestlé and the chief executive officer of Alcon Laboratories, Inc. All of our directors began their current terms in 2002, with the exception of Thomas G. Plaskett, whom the shareholders elected as an independent director at the annual general meeting of the shareholders on May 20, 2003.

        Members of our board of directors generally are elected to serve three-year terms (subject to a maximum of two re-elections, except for the chief executive officer of Alcon Laboratories, Inc., who is exempt from this limitation). In 2002 our board of directors was divided into three classes serving staggered terms. As a result, some of our directors elected in 2002 and 2003 will serve terms that are less than three years. As their terms of office expire, the directors of one class will stand for election each year as follows:

  Class I directors have terms of office expiring at the annual general meeting of shareholders in 2006. These directors are Philip H. Geier, Jr., and Peter Brabeck-Letmathe;
  Class II directors have terms of office expiring at the annual general meeting of shareholders in 2004. These directors are Lodewijk J.R. de Vink, Francisco Castaner, and Werner Bauer; and
  Class III directors have terms of office expiring at the annual general meeting of shareholders in 2005. These directors are Dr. Wolfgang H. Reichenberger, Timothy R.G. Sear and Thomas G. Plaskett.

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

Audit Committee

        The audit committee consists of three directors who are not otherwise affiliated with either Nestlé or Alcon. In 2003, the audit committee was comprised of Lodewijk J. R. de Vink (chairman), Philip G. Geier, Jr. and Thomas G. Plaskett. In September 2003, the Board affirmed that Mr. Plaskett was the “audit committee financial expert”. The functions of this committee include ensuring proper implementation of the financial strategy as approved by the board of directors, reviewing periodically the financial results as achieved, overseeing that the financial performance of the group is properly measured, controlled and reported, and recommending any share repurchase program for approval by our board of directors, as well as:

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

Compensation Committee

        The compensation committee consists of two members of our board of directors who are not otherwise affiliated with either Nestlé or Alcon and of one member of our board of directors nominated by Nestlé. The compensation committee is comprised of Philip G. Geier, Jr., J. R. de Vink and Francisco Castaner. The functions of this committee include:

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

Research and Development and Scientific Advisory Board

        The research and development and scientific advisory board is not a committee of our board of directors, and is composed of one representative of Alcon, one representative of Nestlé and scientists who are not otherwise affiliated with Alcon and Nestlé. The scientific advisory board reviews and makes recommendations regarding Alcon’s research and development objectives. It also monitors new developments, trends and initiatives in the pharmaceutical industry.

Compliance with NYSE Listing Standards on Corporate Governance

        On November 4, 2003, the Securities and Exchange Commission approved new rules proposed by the New York Stock Exchange (the “NYSE”) intended to strengthen corporate governance standards for listed companies. These new corporate governance listing standards supplement the corporate governance reforms already adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002.

         Alcon has adopted Corporate Governance Guidelines, which are publicly available on its Web site, www.AlconInc.com. Alcon will provide a printed copy of its Corporate Governance Guidelines to its shareholders upon request.

        The new NYSE rules do not change the NYSE traditional approach permitting listed companies that are foreign private issuers, such as Alcon, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. However, listed companies that are foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under NYSE listing standards. These are identified in the first table below.

        In addition, certain of the NYSE’s corporate governance standards allow for an exemption for “controlled companies,” as defined under the NYSE listing standards. The NYSE listing standards require a controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination. Alcon has determined that it is a controlled company for purposes of the NYSE listing standards as approximately 75% of the outstanding common shares of Alcon are owned by Nestlé S.A., and Nestlé has the right to appoint a majority of our board of directors. The second table below identifies the NYSE listing standards from which Alcon has chosen to take advantage of the controlled company exemption.

NYSE rule applicable to U.S. listed companies	Alcon’s practice
A U.S. listed company’s compensation committee must have a written charter providing the committee with responsibility for approving corporate goals and objectives relevant to Chief Executive Officer (“CEO”) compensation.	Alcon’s compensation committee charter gives it the
responsibility for reviewing and assessing the corporate goals and objectives relevant to CEO compensation , but the Board is responsible for actually approving those goals and objectives.

All listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Rule 10A-3 of the Exchange Act, requires the audit
committee of a U.S. company to be directly responsible for the appointment of any registered public accounting firm engaged for the purpose of preparing or issuing anaudit report or performing other audit review or attest services. There is an exception for foreign privateissuers that are required under home country law to have statutory auditors selected pursuant to home country requirements.

.

Swiss law requires that Alcon’s statutory auditors be appointed by the Annual General Meeting and that the board of directors recommends to the shareholders whether to approve the statutory auditors. Alcon’s audit committee is responsible for evaluating the statutory auditors and advising the board of directors of its recommendation regarding their appointment.

A U.S. listed company must assign the responsibility to determine and approve the CEO’s compensation level to the compensation committee.	Pursuant to Swiss law, the determination of CEO
compensation is the responsibility of the board of
directors. Alcon’s compensation committee evaluates CEO compensation and makes a recommendation to the board of directors.

NYSE rules under which Alcon claims exemption as a controlled company	Alcon’s practice
A majority of the directors of a U.S. listed company’s board must be independent.	Alcon’s board consists of three independent directors, four directors affiliated with Nestlé and the CEO of Alcon Laboratories.
A U.S. listed company’s nominating / corporate governance committee must be composed entirely of independent directors.

Alcon’s nominating / corporate governance committee is composed of two independent directors and a director appointed by Nestlé.
A U.S. listed company’s compensation committee must be composed entirely of independent directors.

Alcon’s compensation committee is composed of two independent directors and a director appointed by Nestlé.

D.       EMPLOYEES

     As of December 31, 2003, we employed approximately 11,900 full-time employees, including approximately 1,300 research and development employees, approximately 4,100 manufacturing employees and 3,300 sales and marketing employees. Currently, approximately 500 of our workers in Belgium are represented by a union. In other European countries, our workers are represented by works councils. We believe that our employee relations are good.

The following table indicates the approximate number of employees by location:

December 31,	Total	United States	International
2003	11,900	6,100	5,800
2002	11,800	6,000	5,800
2001	11,600	5,900	5,700

E.     SHARE OWNERSHIP

        As of December 31, 2003, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares.

Timothy R.G. Sear
Dr. Werner J. Bauer
Peter Brabeck-Letmathe
Francisco Castañer
Dr. Wolfgang H. Reichenberger
Philip H. Geier, Jr.
Lodewijk J.R. de Vink
Thomas G. Plaskett
Stefan Basler
Jacqualyn A. Fouse
Guido Koller
Martin Schneider
Elaine E. Whitbeck
Dr. G. André Bens
Dr. Gerald D. Cagle
Fred J. Pettinato (1)
Cary R. Rayment

(1) Mr. Pettinato retired effective January 2, 2004.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS.

        After completion of the IPO in March 2002, Nestlé owned 230,250,000 of our common shares, or approximately 75% of the outstanding common shares after the underwriters exercised their overallotment option. The common shares owned by Nestlé carry the same voting rights as the common shares sold in the public offering. Alcon redeemed all of the nonvoting preferred shares held by Nestlé on May 29, 2002.

        Nestlé is not subject to any contractual obligation to retain its controlling interest in us. At December 31, 2003, Nestlé owned 230,250,000, or approximately 75%, of the outstanding common shares of Alcon.

        At December 31, 2003, three shareholders of record in Switzerland, including Nestlé, held 231,128,354 common shares of Alcon.

Based on a report on Schedule 13G filed by FMR Corp. (“Fidelity”), Edward C. Johnson 3d and Abigail P. Johnson, with the U.S. Securities and Exchange Commission on February 17, 2004, as of December 31, 2003, each of the foregoing persons is deemed to be the beneficial owner of 16,903,242 common shares of Alcon, representing 5.48% of the outstanding common shares of Alcon at December 31, 2003. The address of FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson is 82 Devonshire Street, Boston, Massachusetts 02109. None of Edward C. Johnson 3d, Abigail P. Johnson or any Fidelity officers or directors serve as officers or directors of Alcon.

B.     RELATED PARTY TRANSACTIONS.

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

Intercompany Debt and Future Financings

        The separation agreement contains provisions governing the refinancing of intercompany debt prior to the initial public offering in March 2002. During 2002, Nestlé’s role in our debt structure changed from being the largest direct lender to providing primarily indirect support of our third-party debts. Through the course of 2003, we reduced our direct borrowings from Nestlé or its affiliates from $116.1 million at December 31, 2002 to $111.5 million as of December 31, 2003.

        In 2002, we entered into a $2.0 billion U.S. commercial paper program, which had $1.0 billion outstanding as of December 31, 2003. Nestlé serves as the guarantor of this program, for which they receive a fee as discussed in note 6 to the consolidated financial statements.

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

Accounting and Reporting

        Our consolidated financial statements are prepared in accordance with U.S. GAAP; Nestlé’s consolidated accounts, consistent with past practice, will continue to be prepared in accordance with IFRS. The separation agreement provides that we will establish adequate procedures allowing for the timely conversion of our financial statements to IFRS for inclusion in Nestlé’s financial statements.

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

        We also assumed liability for all employment matters of the employees engaged in our business at the time of the IPO. In this connection, we have entered into special arrangements with local Nestlé companies on the allocation of pension fund obligations between Nestlé and us. In certain countries, we continue to benefit from Nestlé’s existing pension funds, and will not establish independent pension funds for our employees.

Contracts

        The separation agreement contains provisions governing the continuation and termination of contracts between Alcon and Nestlé.

Shared Sites

        Three sites relating to the administration of our business continue to be shared with Nestlé. These offices are located in Norway, South Africa and Brazil.

Shared Services

        Nestlé continues to provide us with certain services, including information technology and an internal audit function for a period of time. To the extent that we were covered under Nestlé’s insurance arrangements prior to the initial public offering, we will continue to be covered under those arrangements. Nestlé charges us our portion of the cost of these arrangements based on arm’s length prices. Services Nestlé may provide include future financings for us upon our request. These arrangements will be on terms no less favorable to us than would be available from a third party.

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

C.    INTEREST OF EXPERTS AND COUNSEL

       Not Applicable.

ITEM 8.   FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS See Item 18.

2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS See Item 18.

3.	AUDIT REPORT See Report of Independent Auditors at page F-2.

4.	LATEST AUDITED FINANCIAL STATEMENTS MAY BE NO OLDER THAN 15 MONTHS Alcon has complied with this requirement.

5.	INTERIM FINANCIAL STATEMENTS IF DOCUMENT IS MORE THAN NINE MONTHS SINCE LAST AUDITED FINANCIAL YEAR Not Applicable.

6.	EXPORT SALES IF SIGNIFICANT See Item 18.

7.	LEGAL PROCEEDINGS

        From time to time we are involved in legal proceedings arising in the ordinary course of business. We may be subject to litigation or other proceedings, which could cause us to incur significant expenses or prevent us from selling certain products. We believe that there is no litigation pending that will likely have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

8.     DIVIDEND POLICY.

        We currently intend to pay annual dividends on our common shares from earnings up to and including the calendar year 2003, which we expect would be paid in May 2004. The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and, ultimately, the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend from 2003 operations of CHF 0.72 per common share (or approximately $0.57 per common share, depending on exchange rates). The separation agreement provides that Nestlé will vote in favor of the payment of dividends proposed by our board of directors for so long as it holds a majority of our outstanding common shares. We are required by Swiss corporate law to declare and pay dividends in Swiss francs. Holders of record of our common shares will receive dividend payments in U.S. dollars, unless they provide notice to our transfer agent, The Bank of New York, that they wish to receive dividend payments in Swiss francs. Holders of our common shares through The Depository Trust Company will receive dividend payments in U.S. dollars, unless they provide notice to The Depository Trust Company that they wish to receive payments in Swiss francs. The exchange rate applicable to dividend payments will be determined as of a date shortly before the payment date. The Bank of New York will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, as the case may be, and we will be responsible for withholding required amounts for taxes.

  B.     SIGNIFICANT CHANGES

        None.

ITEM 9.  THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

1.	EXPECTED PRICE Not Applicable.

2.	METHOD TO DETERMINE EXPECTED PRICE Not Applicable.
3.	PRE-EMPTIVE EXERCISE RIGHTS

                   Not Applicable.

4.	STOCK PRICE HISTORY

        Alcon’s common shares were not listed or traded prior to the IPO. The following table lists the high and low closing market prices for Alcon’s common shares for the periods indicated as reported:

	High	Low
Year ended December 31,
2002	$43.35	$26.75
2003	60.95	35.35
Year ended December 31,
2002:First quarter*	34.75	33.50
Second quarter	39.30	29.90
Third quarter	39.13	26.75
Fourth quarter	43.35	34.85
2003:First quarter	41.10	35.35
Second quarter	46.71	40.64
Third quarter	56.62	45.95
Fourth quarter	60.95	51.10
Month of:
September 2003	56.62	52.75
October 2003	57.06	53.16
November 2003	58.17	51.10
December 2003	60.95	55.67
January 2004	64.80	58.85
February 2004	64.95	62.86

        * From first trading date (March 21, 2002) to March 28, 2002; IPO price on March 20, 2002 was $33.00.

5.	TYPE AND CLASS OF SECURITIES Not Applicable.

6.	LIMITATIONS OF SECURITIES Not Applicable.

7.	RIGHT CONVEYED BY SECURITIES ISSUED Not Applicable.

B.     PLAN OF DISTRIBUTION

        Not Applicable.

C.     MARKETS FOR STOCK

         The Company’s common shares are listed for trading on the New York Stock Exchange. Alcon’s common shares are traded under the symbol      “ACL”.

D.     SELLING SHAREHOLDERS

        Not Applicable.

E.     DILUTION FROM OFFERING

       Not Applicable.

F.     EXPENSES OF OFFERING

        Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.     SHARE CAPITAL

        Not Applicable.

B.     MEMORANDUM AND ARTICLES OF INCORPORATION

General

        Alcon, Inc. is registered in the commercial register of the Canton of Zug, Switzerland under number CH-170.3.017.372-9.

        As of December 31, 2003 our issued share capital was CHF 61,862,054.60 on 309,310,273 common shares at CHF 0.20 par value per common share.

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

Share Register

        Our share register is kept by The Bank of New York in New York, New York, which acts as transfer agent and registrar. The share register reflects only record owners of our shares; beneficial owners of common shares holding their shares through The Depository Trust Company, which we refer to as DTC, are not recorded in our share register. Shares held through DTC are registered in our share register in the name of DTC’s nominee. We are entitled to accept only those persons as shareholders, usufructuaries or nominees who have been recorded in our share register, and to perform dividend payment and other obligations only to our shareholders of record, including DTC. A shareholder of record must notify The Bank of New York of any change in address. Until notice of a change in address has been given, all of our written communication to our shareholders of record shall be deemed to have validly been made if sent to the address recorded in the share register.

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

Voting Rights

        Each common share carries one vote at a shareholders’ meeting. Voting rights may be exercised by our registered shareholders or by a duly appointed proxy of a shareholder, which proxy need not be a shareholder. This provision will allow for the exercise of voting rights by beneficial owners of our common shares. Our Articles of Association do not limit the number of shares that may be represented by a single shareholder. See “-Transfers of Common Shares” above and “Certain Provisions of Our Articles, Organizational Regulations and Swiss Law-Shareholders’ Meetings” below.

        Treasury shares, i.e., shares held by us or our majority-owned subsidiaries, will not be entitled to vote at our shareholders’ meetings.

Preemptive Rights

        Shareholders have preemptive rights to subscribe for newly issued common shares and other equity instruments, stock options and convertible bonds in proportion to the nominal amount of our common shares they own. The vote of a supermajority of two-thirds of the common shares represented at a shareholders’ meeting may, however, limit or suspend preemptive rights in certain limited circumstances.

Informational Rights

        At a shareholders’ meeting, each shareholder is entitled to request certain information from our board of directors concerning our affairs and to request information from our auditors concerning their audit and its results. Such information must be provided to the extent that it is necessary to exercise shareholder rights (for example, voting rights) and does not jeopardize business secrets or other legitimate interests of Alcon. Additionally, our books and correspondence may be inspected by our shareholders if such an inspection is expressly authorized by our shareholders or our board of directors, subject to the protection of business secrets. If information is withheld or a request to inspect refused, a court in our place of incorporation (Zug, Switzerland) may be petitioned to order access to information or to permit the inspection.

        The right to inspect our share register is limited to the right to inspect that shareholder’s own entry on our share register.

Preferred Shares

        As of December 31, 2003, no Alcon preferred shares were authorized, issued or outstanding.

Future Share Issuances

        Under Swiss law, all decisions with respect to capital increases, whether of common or nonvoting preferred shares and whether for cash, non-cash or no consideration, are subject to the approval or authorization by shareholders.

        Creation of Conditional Share Capital for the 2002 Alcon Incentive Plan. As of December 31, 2003, our share capital may be increased by a maximum aggregate amount of CHF 5,532,945.40 million through the issuance of a maximum of 27,664,727 million fully paid common shares, subject to adjustments to reflect share splits, upon the exercise of options to purchase common shares. New common shares will be issued upon the exercise of options which our management, employees and directors may be granted pursuant to the 2002 Alcon Incentive Plan. The grant of these options and the issuance of the underlying common shares upon option exercises will not entitle our shareholders to preemptive rights. The exercise price of the stock options shall be no less than the market price of common shares upon the date of grant of the options. See “Management-2002 Alcon Incentive Plan.”

        At December 31, 2003, 169,574 common shares, including 78,574 common shares during 2003, had been issued cumulatively from conditional share capital pursuant to the exercise of stock options granted under the 2002 Alcon Incentive Plan.

        In 2002, contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 million of their interests in the 1994 Phantom Stock Plan into 2,165,699 contingent restricted common shares of Alcon. All of these shares were issued from conditional share capital and included in the issued common shares in the accompanying balance sheets at December 31, 2003 and 2002.

        The restricted common shares and the common shares issued pursuant to the exercise of stock options reduced the conditional share capital from the 30 million common shares originally authorized in 2002.

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

Notices

        Article 31 of our Articles of Association requires us to publish notices, including notice of shareholders’ meetings, to our shareholders in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). Our board of directors may, but is not generally required by Swiss law to, designate additional means of providing notice to shareholders. We may also communicate with our shareholders through the addresses registered in our share register.

Shareholders’ Meetings

      Annual General Meetings

        Under Swiss corporate law, we must hold an annual general meeting of shareholders within six months after the end of our financial year, which is the calendar year. Our board of directors has the authority to convene annual general meetings. Holders of common shares with a nominal value equal to at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at a shareholders’ meeting. Under Swiss corporate law, notice of a shareholders’ meeting must be given at least 20 days prior to the date of that meeting.

        The 2004 annual general meeting of shareholders is scheduled for April 27, 2004 in Zug, Switzerland.

      Extraordinary General Meetings

        Our board of directors is required to convene an extraordinary general meeting of shareholders, for among other reasons, if a shareholders’ meeting adopts a resolution to that effect or if holders of common shares representing an aggregate of at least 10% of our nominal share capital request in writing that it do so. An extraordinary general meeting is convened by publication of a notice as set forth above under “- Notices”.

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
  discharge of the members of our board of directors from liability for previous business conduct to the extent such conduct is known to the shareholders; and
  any other resolutions which are submitted to a shareholders’ meeting pursuant to law, our Articles of Association or by voluntary submission by our board of directors.

      Proxies

        Shareholders can choose to be represented at a shareholders’ meeting by a proxy who is not required to be a shareholder. Shares held in collective custody through DTC will be able to participate in shareholders’ meetings regardless of record ownership. See “- Record Date” below.

      Quorum

        No quorum for shareholders’ meetings is specified in our Articles of Association.

      Action by Shareholders

        At a shareholders’ meeting, all voting takes place by a show of hands, unless voting by ballot is resolved by a majority vote of shareholders present or ordered by the chairman of the meeting or unless voting is done by electronic form as ordered by the chairman of the meeting. Resolutions of shareholders generally require the approval of a majority of the common shares represented at a shareholders’ meeting, with abstentions having the effect of votes against the resolution. Shareholders’ resolutions requiring the affirmative vote of a majority of the common shares represented at a shareholders’ meeting include:

  amendments to our Articles of Association, unless the amendment is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders’ meeting;
  elections of directors and auditors;
  approval of our annual report, statutory financial statements and consolidated financial statements;
  payment of dividends;
  decisions to discharge the directors and management from liability for matters disclosed to the shareholders' meeting; and
  ordering of an independent investigation into specific matters proposed to the shareholders' meeting (Sonderprufung).

        Pursuant to Swiss corporate law, the affirmative vote of two-thirds of the common shares represented at a shareholders’ meeting is required to approve:

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

        In addition, our Articles of Association require the approval of a supermajority of at least two-thirds of the common shares represented at a shareholders’ meeting to:

  create or abolish any restrictions on the exercise of voting rights;
  abolish any applicable restrictions on the transferability of shares;
  convert registered shares into bearer shares and vice versa; and
  modify any provisions in our Articles of Association requiring actions to be approved by a supermajority of the common shares represented at a shareholders’ meeting.

        Under Swiss corporate law, shareholders are not permitted to act by written consent in lieu of a shareholders’ meeting.

      Record Date

        We intend to announce the dates of forthcoming shareholders’ meetings not less than 30 days prior to the date of the shareholders’ meeting in question and to set a date for eligibility to vote at the shareholders’ meeting, which we refer to as the date of the closing of the books, not more than 20 days prior to the date of the shareholders’ meeting in question.

        We intend to mail shareholders’ meeting materials to record owners and to beneficial owners of shares holding their shares through DTC through customary banking and brokerage channels within seven business days after the date of the closing of the books.

        Shareholders of record and beneficial owners of shares holding their shares through DTC will have the opportunity to appoint proxies, in the case of shareholders of record, or give voting instructions, in the case of beneficial owners of shares holding their shares through DTC, or to request attendance at shareholders’ meetings. Any request must be mailed to the address indicated in the shareholders’ meeting material through the same banking and brokerage channels as we originally used to send the shareholders’ materials.

      Net Profits and Dividends

        Swiss corporate law requires us to retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our nominal share capital. Also, after having reached the statutory amount, 10% of the amounts which are distributed as a share of profits after payment of a dividend of 5% have to be allocated to the reserves. All other net profits may be paid as dividends if approved by our shareholders.

        Under Swiss corporate law, we may only pay dividends if we have sufficient distributable profits from prior business years, or if the reserves on our holding company-only balance sheet prepared in accordance with Swiss statutory accounting rules are sufficient to allow the distribution of a dividend. In either event, dividends may be distributed only following approval by our shareholders based on our statutory holding company-only accounts. Our board of directors may propose that a dividend be distributed, but our shareholders retain the final authority to determine whether a dividend is paid. Our statutory auditors must also confirm that the dividend proposal of the board of directors conforms to statutory law and our Articles of Association. Subject to the foregoing, we intend to pay dividends on our common shares. See “Dividend Policy”.

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

        Dividends on our common shares are subject to Swiss withholding taxes as described under the heading “Taxation.”

Borrowing Powers

        Neither Swiss law nor our Articles of Association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by our shareholders is required.

Conflicts of Interest

        Swiss law does not have a general provision regarding conflicts of interest. However, the Swiss Federal Code of Obligations requires directors and officers to safeguard the interests of the company and, in this connection, imposes duties of care and loyalty. This rule is generally understood as disqualifying directors and officers from participating in decisions directly affecting them. A breach of these provisions results in the breaching director or officer incurring personal liability to us. Our organizational regulations provide special provisions addressing conflicts of interest of directors. In addition, under Swiss law, payments made to a shareholder or a director or any persons associated therewith, other than on arm’s length terms, must be repaid to us if the recipient of the payment was acting in bad faith.

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

Dissolution; Merger

        We may be dissolved at any time with the approval of (i) a simple majority of our common shares represented at a shareholders’ meeting in the event we are being dissolved through a liquidation and (ii) two-thirds of the common shares represented at a shareholders’ meeting in all other cases of dissolution, including a merger where we are not the surviving entity. Dissolution by court order is possible if we become bankrupt, or for cause at the request of shareholders holding at least 10% of our share capital. Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up par value of shares held, subject to a Swiss withholding tax of 35% on the amount exceeding the paid-up par value. See “Taxation-Swiss Tax Considerations-Swiss Withholding Tax on Dividends and Similar Distributions.”

Board of Directors

Number, Removal, Vacancies and Term

        Our Articles of Association provide that we will have at least seven directors at all times. All of our directors are elected by the vote of the holders of a majority of the common shares represented at a shareholders’ meeting, and directors may be removed at any time with or without cause by the holders of a majority of the common shares represented at a shareholders’ meeting. All vacancies on our board of directors must be filled by a vote of our shareholders. Each member of our board of directors must have nominal ownership of at least one common share, other than members of our board of directors who are representatives of a legal entity that owns common shares.

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

Powers and Duties

        Pursuant to Swiss statutory law, our Articles of Association and organizational regulations, our board of directors is the corporate body responsible for our business strategy, financial planning and control, and supervision of executive management. Our organizational regulations contemplate that our board of directors is responsible for our business operations. Among other things, our board of directors as a whole has ultimate responsibility for: (i) the ultimate direction of Alcon and the issuance of the necessary guidelines; (ii) the determination of our organizational structure, including the enactment and amendment of the organizational regulations; (iii) the determination of our accounting principles, financial controls and financial planning; (iv) the appointment and removal of the secretary of the board of directors, members of board committees and our executive management, as well as the termination of their signatory power; (v) the ultimate supervision of our executive management; (vi) the preparation of our business report and financial statements, the preparation of shareholders’ meetings and the implementation of resolutions adopted by our shareholders; (vii) the examination of the professional qualifications of our auditors; (viii) the notification of the court if our liabilities exceed our assets (art. 725 CO); (ix) the approval of certain significant transactions, details of which are set out in our organizational regulations; (x) the exercise of shareholder rights in our subsidiaries, as well as the ultimate control of the business activities of our subsidiaries; (xi) the establishment of our dividend policy; (xii) the review and approval of the recommendations of the board committees; and (xiii) the response to any approach regarding a takeover offer.

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

        Since our common shares are not listed on any Swiss stock exchange, the restrictions on implementing a poison pill set forth in the Swiss Act on Stock Exchanges and Securities Trading, which we refer to as the Swiss Stock Exchange Act, are not applicable to us. Anti-takeover measures implemented by our board of directors would be restricted by the principle of equal treatment of shareholders and the general rule that new shares may only be issued based on a shareholders’ resolution; this rule generally bars a board of directors from issuing shares or options to all shareholders other than a hostile bidder. Shareholders may, however, implement certain anti-takeover measures through a shareholders’ resolution.

Mandatory Bid Rules

        Since our common shares are not listed on any Swiss exchange, the mandatory bid rules specified in the Swiss Stock Exchange Act will not apply to us.

Notification and Disclosure of Substantial Share Interests

        The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Stock Exchange Act do not apply to us, since our common shares are not listed on a Swiss exchange. Since our common shares are listed on the New York Stock Exchange, the provisions of the United States Securities Exchange Act of 1934, as amended, requiring disclosure of certain beneficial interests will apply to our common shares.

Transfer and Paying Agents

        Our transfer agent and paying agent for dividends and all other similar payments on our common shares is The Bank of New York.

Auditors, Group Auditors and Special Auditors

        In May 2003, the shareholders re-elected KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, as Group and Parent Company Auditors for a one-year term of office. KPMG Klynveld Peat Marwick Goerdeler SA meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies. The shareholders re-elected Zensor Revisions AG, Zug, as special auditors for a one-year term of office. The auditors, group auditors and the special auditors are elected for a term ending at our next annual general shareholders’ meeting.

Shares Eligible For Future Sale

        Our common shares held by Nestlé are deemed “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

        The separation agreement contains provisions granting registration rights under the Securities Act to Nestlé with respect to sales of our common shares by Nestlé.

    C.     MATERIAL CONTRACTS

        Except as noted below with respect to certain agreements we have entered into with Nestlé, our major shareholder, we are not party to any material contracts other than those entered into in the ordinary course of business.

1.	As of December 31, 2003, the Company had a $2.0 billion commercial paper facility. As of December 31, 2003, $1,005.1 million of commercial paper was outstanding under this facility at an average interest rate of 1.1% before fees. Nestlé guarantees the commercial paper issued under this facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. Nestlé’s guarantee permits Alcon to obtain more favorable interest rates based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. Total fees paid to Nestlé for the years ended December 31, 2003, 2002, and 2001 were $4.1million, $1.7 million and $0.1 million, respectively.

2.	The Company had available commitments of $344.4 million under unsecured demand notes payable to various Nestlé affiliates; at December 31, 2003, $111.5 million was outstanding under these demand notes. The demand notes are committed for less than one year and accrue interest at rates consistent with local borrowing rates.

3.	On January 1, 2003, the Company entered into an agreement whereby Nestlé provides certain treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm’s length transaction. The agreement may be terminated with sixty days written notice.

D.	EXCHANGE CONTROLS

        Other than in connection with government sanctions that may currently be imposed on Iraq, Yugoslavia, Liberia, Sierra Leone, UNITA (Angola), Myanmar, Zimbabwe and on persons or organizations with links to Osama bin Laden, the “Al-Qaida” group, the Taliban and other terrorist groups, there are currently no Swiss governmental laws, decrees, or regulations that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

  E.     TAXATION

        The following is a summary of the material U.S. Federal income tax and Swiss tax considerations relevant to the ownership, acquisition and disposition of our common shares.

        For purposes of this discussion, a “U.S. Holder” is any one of the following:

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

        If a partnership holds common shares, the tax treatment of a partner will generally depend upon the partner’s circumstances and upon the activities of the partnership. Partners of partnerships holding these common shares should consult their tax advisors as to the tax consequences of owning or disposing of common shares.

        A “Non-U.S. Holder” is a holder that is not a U.S. Holder. This discussion does not address the U.S. Federal, local, state, foreign or other tax consequences to Non-U.S. Holders as a result of the ownership or disposal of common shares. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, LOCAL, STATE, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM AS A RESULT OF THE OWNERSHIP OR DISPOSAL OF COMMON SHARES.

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

      Swiss Holders

        A Swiss Holder who is an individual resident in Switzerland for tax purposes is generally entitled to a total refund or tax credit of the withholding tax incurred if that holder is the beneficial owner of such distributions at the time the distribution is due and duly reports the receipt thereof in the relevant tax return.

        Legal entities incorporated in Switzerland or legal entities holding the common shares in the company as part of a Swiss business operation or Swiss permanent establishment are generally entitled to a total refund of the withholding tax incurred if they are the beneficial owner of such distribution at the time the distribution is due and duly report the distribution in their profit and loss statement.

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

        As of January 1, 2004, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries.

Albania	Greece	Macedonia	Singapore
Argentina (prov.)	Hungary	Malaysia	Slovakia
Australia	Iceland	Mexico	Slovenia
Austria	India	Moldova	South Africa
Belarus	Indonesia	Mongolia	South Korea
Belgium	Iran	Morocco	Spain
Bulgaria	Israel	Netherlands	Sri Lanka
Canada	Italy	New Zealand	Sweden
Croatia	Ivory Coast	Norway	Thailand
Czech Republic	Jamaica	Pakistan	Trinidad and Tobago
Denmark	Japan	People's Republic of China	Tunisia
Ecuador	Kazakhstan	Philippines	Ukraine
Egypt	Kuwait	Poland	United Kingdom
Estonia	Kyrgyzstan	Portugal	United States
Finland	Latvia	Republic of Ireland	Uzbekistan
France	Lithuania	Romania	Venezuela
Germany	Luxembourg	Russia	Vietnam

        In addition, negotiations have been completed for new double taxation treaties with Armenia, Azerbeidjan, Bangladesh, Georgia, Montenegro, North Korea, Serbia, and Zimbabwe. Negotiations for double taxation treaties with Brazil, Chile, Turkmenistan, Turkey, and Yugoslavia are in process. By exchange of notes, extension of the 1954 Treaty with the United Kingdom applies to Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Melawi, Montserrat, St. Christopher Nevis and Anguilla, St. Lucia, St. Vincent, and Zambia. By extension of notes, the 1973 Treaty with Denmark applies to the Faroe Islands.

Income and Profit Tax on Dividends and Similar Distributions

      Swiss Holders

        A Swiss Holder of common shares who is an individual resident in Switzerland for tax purposes or a non-Swiss resident holding common shares as part of a Swiss business operation or a Swiss permanent establishment is required to report the receipt of taxable distributions received on the common shares in his or her relevant Swiss tax returns. A Swiss Holder that is a legal entity resident for tax purposes in Switzerland or a non-Swiss resident holding common shares as part of a Swiss establishment is required to include taxable distributions received on the common shares in its income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding common shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from a tax relief with respect to dividends (Beteiligungsabzug).

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

U.S.   Federal Income Tax Considerations for U.S. Holders

Taxation of Dividends

        The gross amount of a distribution made by us, including any amounts of Swiss tax withheld, will be taxable to a U.S. Holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes. Under recent U.S. Federal income tax legislation, the Company is a “qualified foreign corporation” and thus generally dividend income received by an individual tax payer (assuming certain holding period requirements are met) is taxable to a U.S. Holder at the rate imposed on net capital gains, which currently cannot exceed 15 percent. Dividends received on common shares will not be eligible for the dividends received deduction generally allowed to corporations.

        Distributions in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a U.S. Holder to the extent of the U.S. Holder’s tax basis in its common shares. To the extent that such distributions are in excess of the U.S. Holder’s basis in its common shares, the distribution will constitute gain from the deemed sale or exchange of his or her shares. See “- Tax on Sale or Exchange of Common Shares” below.

        The amount of a distribution will be the U.S. dollar value of the Swiss franc payment, determined at the spot Swiss franc/U.S. dollar rate on the date the dividend is includible in a U.S. Holder’s income, regardless of whether the payment in fact is converted into U.S. dollars. Generally, any gain or loss resulting from currency fluctuations during the period from the date a U.S. Holder includes the dividend in income to the date such U.S. Holder (or a third party acting for such U.S. Holder) converts the payment into U.S. dollars will be treated as ordinary income or loss. Any such income or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

        A U.S. Holder will be entitled to claim a foreign tax credit with respect to distributions received from us only for foreign taxes (such as Swiss withholding taxes) imposed on dividends paid to such U.S. Holder and not for taxes imposed on us or on any entity in which we have made an investment. Distributions with respect to the common shares that are taxable as dividends generally will be treated as foreign source passive income (or for U.S. Holders that are “financial services entities” as defined in the Treasury Regulations, foreign source “financial services income”) for U.S. foreign tax credit purposes. For the purpose of determining the foreign tax credit limitation, the amount of such dividend distributions is reduced under a special rule that generally ensures that the amount of the foreign taxes imposed on the dividend that can be currently credited against the U.S. Holder’s U.S. Federal income tax liability will not exceed the U.S. Federal income tax on the distribution.

Tax on Sale or Exchange of Common Shares

        For U.S. Federal income tax purposes, a U.S. Holder generally will recognize gain or loss on a sale, exchange or other disposition of common shares, unless a specific nonrecognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property, received and the U.S. Holder’s tax basis in the common shares. A U.S. Holder’s tax basis in the common shares will generally equal the amount paid by the U.S. Holder for the common shares. Gain or loss arising from a sale or exchange of common shares will be capital gain or loss and will be long term if the holding period of the U.S. Holder for the shares exceeds one year. In general, gain from a sale or exchange of shares by a U.S. Holder will be treated as United States source income for U.S. foreign tax credit limitation purposes.

Controlled Foreign Corporation; Foreign Personal Holding Company

        We do not expect to be deemed a “controlled foreign corporation” or a “foreign personal holding company” because we expect more than 50% of the voting power and value of our shares to be held by non-U.S. persons. If more than 50% of the voting power or value of our shares were owned (directly or indirectly or by attribution) by U.S. Holders who hold 10% or more of the voting power of our outstanding shares, then we would become a controlled foreign corporation and the U.S. Holders who hold 10% or more of our voting power would be required to include in their taxable income as a constructive dividend an amount equal to their share of certain of our undistributed income. If more than 50% of the voting power or value of our shares were owned (directly or indirectly or by attribution) by five or fewer individuals who are citizens or residents of the U.S. and if at least 60% of our income were to consist of certain interest, dividend or other enumerated types of income, we would become a foreign personal holding corporation and all U.S. Holders (regardless of their ownership percentage) would be required to include in their taxable income as a constructive dividend an amount equal to their share of certain of our undistributed income.

Passive Foreign Investment Company

        We do not expect to be a passive foreign investment company because less than 75% of our gross income will consist of certain “passive” income and less than 50% of the average value of our assets will consist of assets that produce, or are held for the production of, such passive income. For this purpose, “passive” income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. If we were to become a passive foreign investment company, which determination will be made on an annual basis, the passive foreign investment company rules could produce significant adverse consequences for a U.S. Holder (regardless of the ownership percentage of our shares held by such holder).

Backup Withholding and Information Reporting

        Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares. This withholding generally applies only if that individual holder:

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

        Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder’s U.S. Federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

F.	DIVIDENDS AND PAYING AGENTS Not Applicable.

G.	STATEMENT OF EXPERTS Not Applicable.

H.	DOCUMENTS ON DISPLAY

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

I.	SUBSIDIARY INFORMATION Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

        Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks. At December 31, 2003, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage interest rate risk on selected debt instruments.

Credit Risks

        In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not untypical that six larger customers in the United States may total approximately 15% of the outstanding balance of accounts receivable; however no single customer accounts for more than 10% of annual sales.

        As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 16 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size, and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

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

        The fair value of currency exchange contracts is subject to changes in currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. The financial instruments included in our sensitivity analysis are currency forward contracts. Such contracts generally have a duration of one to twelve months and are used primarily to hedge transactions that are firmly committed on the date the forward contract is entered into or are anticipated to occur within twelve months of that date. The sensitivity analysis excludes the values of foreign currency denominated receivables and payables because of their short maturities and assumes that the change in one currency’s rate relative to the U.S. dollar would not have an effect on other currencies’ rates relative to the U.S. dollar. All other factors were held constant. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates. For contracts outstanding as of December 31, 2003, a 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately $6.7 million. Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have decreased our pre-tax earnings by approximately $6.7 million. Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

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

        While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies. At December 31, 2003, the financial instruments are as follows:

$87 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from short term net assets denominated in Swiss francs.

$20 million notional amount of foreign currency swaps designated as fair value hedges in Brazil where we borrow U.S. dollars and swap into Brazilian reis.

Interest Rate Risks

        We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of December 31, 2003, approximately 5.3% of our debt was long term fixed rate loans, including the impact of interest rate swaps. We also had short term floating rate investments and deposits equal to approximately 88.4% of our short term floating rate debt at December 31, 2003. The excess amount of our short term debt over our short term investments and deposits is exposed to fluctuations in short term interest rates. A 1% increase in short term interest rates would have decreased our pre-tax earnings by $1.5 million and a 1% decrease in short term interest rates would have increased our pre-tax earnings by $1.5 million. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

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

        At December 31, 2003, the fair value of the interest rate swaps was $1.3 million. The fair values of the interest rate swaps are based on market data including the relevant interest rates at December 31, 2003.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                  Not Applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                  None.

ITEM 14.  MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                  Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures. As of the end of the period covered by this annual report (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including its chief executive officer and its chief financial officer, pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on this evaluation, the Company’s chief executive officer and its chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Changes in Internal Control over Financial Reporting. There were no significant changes in the Company’s internal control over financial reporting identified in connection with the evaluation performed above that occurred during the period covered by this annual report that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions. As a result, no corrective actions were taken.

ITEM 16.

  A.     AUDIT COMMITTEE FINANCIAL EXPERT

        Alcon’s board of directors has determined that Thomas G. Plaskett is an “audit committee financial expert” as defined in the instructions for Item 16A of Form 20-F. Mr. Plaskett is “independent,” as determined in accordance with the rules of the New York Stock Exchange.

  B.     CODE OF ETHICS

        Alcon has adopted a Code of Business Conduct and Ethics that applies to all employees including its Chief Executive Office, Chief Financial Officer and its principal accounting officer. The Company has posted this Code of Ethics to its Web site, www.AlconInc.com, where it is publicly available. In addition, Alcon will provide a printed copy of its Code of Business Conduct and Ethics to shareholders upon request.

  C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The aggregate worldwide fees billed by KPMG LLP for professional services to the Company were $3.30 million in 2003 and $3.11 million in 2002, as noted below.

	2003	2002
	(in thousands)
Audit Fees (1)	$2,485	$2,272
Audit-Related Fees (2)	231	116
Tax Fees (3)	580	723
All Other Fees (4)	8	--

Total Fees	$3,304	$3,111

(1)	Audit Fees represent fees for professional services provided for the audit of the Company’s annual financial statements, review of the Company’s quarterly financial statements, and statutory audits for the Company’s worldwide subsidiaries/affiliates.

(2)	Audit related fees consisted principally of fees for audits of financial statements of certain employee benefit plans and assistance in documenting internal controls.

(3)	Tax Fees represent fees for professional services related to tax compliance and tax planning / advisory consultation.

(4)	All Other Fees represent professional services provided for services not directly supporting financial statement audits.

        The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal year ended December 31, 2003 have been approved by the Audit Committee subject to the policy and procedures described below.

Audit Committee Pre-Approval Policy and Procedures

Policy

        The Audit Committee will pre-approve the following the professional services provided to Alcon, Inc. and its subsidiaries as rendered by the primary Alcon Group external auditors and additional external auditors specific to the Company subsidiary (“external auditors”):

(1)	All auditing services (which may entail providing comfort letters in connection with securities underwritings or statutory audits); and,

(2)	All non-audit services, including tax services.

Procedures

1.	On an annual basis, the Audit Committee will review and approve the specific financial / statutory audits for the fiscal year ending to be rendered by the external auditors prior to the engagement of the service.

2.	Specifically related to permitted tax services, the Audit Committee annually pre-approves such particular services for all company subsidiaries rendered by the external auditors. All other tax services to be performed by the external auditors as-needed or incremental to the annual pre-approved services list will be approved by the Audit Committee prior to engagement of the service.

3.	Any other non-audit service by the external auditors not prohibited by Company policy or SEC regulation will be pre-approved on a case by case basis by the Audit Committee.

4.	The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

                 None.

  E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        The following table provides information with respect to purchases made by or on behalf of Alcon or any “affiliated purchaser,” of its common shares that are registered pursuant to section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES
Period	Total Number of Shares Purchased (a)(b)(c)	Average Price Paid per Share	Total Number o Of Shares Purchased As Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 to 31, 2003	--	$ --	--	1,806,500
February 1 to 28, 2003	--	--	--	1,806,500
March 1 to 31, 2003	--	--	--	1,806,500
April 1 to 30, 2003	--	--	--	1,806,500
May 1 to 31, 2003	--	--	--	1,806,500
June 1 to 30, 2003	--	--	--	1,806,500
July 1 to 31, 2003	--	--	--	1,806,500
August 1 to 31, 2003	--	--	--	1,806,500
September 1 to 30, 2003	--	--	--	1,806,500
October 1 to 31, 2003	--	--	--	1,806,500
November 1 to 30, 2003	--	--	--	1,806,500
December 1 to 31, 2003(e)	585,100	$58.35	585,100	1,221,400

Total	585,100	$58.35	585,100	N/A

(a)	Based on settlements occurring within the month.

(b)	No shares were purchased other than through a publicly announced plan or program.

(c)	In addition to the purchases above, during 2003 Alcon also acquired 6,590 treasury shares from forfeitures of restricted shares by employees who terminated employment with Alcon before vesting in such shares.

(d)	On November 6, 2002, Alcon filed a report on Form 6-K that disclosed that Alcon’s board of directors authorized the purchase of up to 2,000,000 Alcon common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, Alcon will purchase shares in the open market.

(e)	At December 31, 2003, Alcon had committed in the open market to purchase 91,000 common shares at an average price per share of $60.06 that did not settle until 2004. These transactions were not included in any of the purchases shown above.

        On February 11, 2004, Alcon’s board of directors approved the purchase of up to an additional 4,000,000 Alcon common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, Alcon will purchase shares in open market transactions.

PART III

ITEM 17.  FINANCIAL STATEMENTS

                Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page Reference:
ALCON, INC. AND SUBSIDIARIES:
Report of Independent Auditors	F-2
Consolidated Balance Sheets - December 31, 2003 and
2002	F-3
Consolidated Statements of Earnings - Years ended
December 31, 2003, 2002 and 2001	F-4
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2003, 2002 and 2001	F-5
Consolidated Statements of Cash Flows - Years ended
December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7

ITEM 19.  EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Registrant's Articles of Association, as of January 22, 2004
1.2	Registrant's Organizational Regulations, as of March 17, 2003
2.1	The Registrant agrees to furnish copies of any instruments defining the rights of holders of long term debt of the Registrant and its consolidated subsidiaries to the Commission upon request.
4.1	2002 Alcon Incentive Plan (Incorporated by reference to Exhibit 4.1 to the
Registrant’s Annual Report on Form 20-F filed on March 31, 2003)
4.2	Alcon Executive Deferred Compensation Plan
(Incorporated by reference to Exhibit 4.1 to the Registrant's
Registration Statement on Form S-8 filed on December 12, 2003,
File No. 333-100746)
4.3	Alcon 401(k) Retirement Plan and Trust
(Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration
Statement on Form S-8 filed on December 12, 2003, File No. 333-111145)
4.4	Alcon Excess 401(k) Plan
4.5	Alcon Supplemental Executive Retirement Plan for Alcon Holdings, Inc. and
Affiliated Entities
4.6	Commercial Paper Guarantee
(Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual
Report on Form 20-F filed on March 31, 2003)
4.7	Demand Note payable to Nestlé Capital Corporation,
dated June 21, 2002
(Incorporated by reference to Exhibit 4.4 to the Registrant’s Annual
Report on Form 20-F filed on March 31, 2003)
4.8	Investment Services Agreement with Nestlé S.A., as amended as of
January 1, 2003
8.1	Significant Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
12.2	Certification of Chief Financial Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
13.1	Certification Furnished Pursuant to Rule 13a-14(b)
(17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b))
and Section 1350 of Chapter 63 of Title 18
of the United States Code (18 U.S.C. Section 1350)
14.1	Consent of Independent Auditors

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                                                        ALCON, INC
                                                                                                                          (Registrant)

(Signature)

                                                                               /s/ Jacqualyn A. Fouse
                                                                                                             Jacqualyn A. Fouse,
                                                                                                 Senior Vice President, Finance and
                                                                                                           Chief Financial Officer

Date:
March 12, 2004

INDEX TO FINANCIAL STATEMENTS

Page Reference:
ALCON, INC. AND SUBSIDIARIES:
Report of Independent Auditors	F-2
Consolidated Balance Sheets - December 31, 2003 and
2002	F-3
Consolidated Statements of Earnings - Years ended
December 31, 2003, 2002 and 2001	F-4
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2003, 2002 and 2001	F-5
Consolidated Statements of Cash Flows - Years ended
December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Alcon, Inc.

        We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in note 4 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ KPMG LLP

Fort Worth, Texas
January 30, 2004,
      except for note 20 which is
      as of February 11, 2004

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
	(in millions, except share data)
Assets

Current assets:

Cash and cash equivalents	$ 1,086.0	$ 967.9

Investments	100.5	66.3

Trade receivables, net	622.8	547.5

Inventories	446.5	412.3

Deferred income tax assets	157.4	128.7

Other current assets	57.0	76.9

Total current assets	2,470.2	2,199.6

Property, plant and equipment, net	788.8	704.1

Intangible assets, net	331.5	392.8

Goodwill	552.1	549.8

Long term deferred income tax assets	118.8	90.1

Other assets	39.2	33.4

Total assets	$ 4,300.6	$ 3,969.8

Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable	$ 146.1	$ 117.0

Short term borrowings	1,326.8	1,772.8

Current maturities of long term debt	8.5	23.1

Other current liabilities	751.6	659.4

Total current liabilities	2,233.0	2,572.3

Long term debt, net of current maturities	75.0	80.8

Long term deferred income tax liabilities	108.4	85.8

Other long term liabilities	292.7	256.6

Contingencies (note 16)

Shareholders' equity:

Common shares, par value CHF 0.20 per share, 336,975,000

shares authorized, 309,310,273 shares issued and

308,519,051 shares outstanding at December 31, 2003;

336,975,000 shares authorized, 309,231,699 shares issued and

309,032,167 shares outstanding at December 31, 2002	42.5	42.5

Additional paid-in capital	512.0	508.5

Accumulated other comprehensive income (loss)	135.8	(16.4)

Deferred compensation	(7.5)	(15.2)

Retained earnings	951.2	463.0

Treasury shares, at cost; 791,222 shares at December 31, 2003;

and 199,532 shares at December 31, 2002	(42.5)	(8.1)

Total shareholders' equity	1,591.5	974.3

Total liabilities and shareholders' equity	$ 4,300.6	$ 3,969.8

        See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2003	2002	2001
	(in millions, except share data)
Sales	$ 3,406.9	$ 3,009.1	$ 2,747.7

Cost of goods sold	1,005.9	892.7	798.3

Gross profit	2,401.0	2,116.4	1,949.4

Selling, general and administrative	1,112.5	1,014.7	953.7

Research and development	349.9	323.5	289.8

Gain on sale of plant	(8.2)	--	--

Amortization of intangibles	67.4	74.5	117.0

Operating income	879.4	703.7	588.9

Other income (expense):

Gain (loss) from foreign currency, net	2.0	4.2	(4.8)

Interest income	18.5	22.2	46.6

Interest expense	(41.8)	(53.8)	(107.7)

Other	--	1.2	(9.1)

Earnings before income taxes	858.1	677.5	513.9

Income taxes	262.7	210.6	198.3

Net earnings	$ 595.4	$ 466.9	$ 315.6

Basic earnings per common share	$ 1.93	$ 1.54	$ 1.05

Diluted earnings per common share	$ 1.92	$ 1.53	$ 1.05

Basic weighted average common shares	307,934,623	301,482,834	300,000,000

Diluted weighted average common shares	310,812,399	302,511,780	300,000,000

        See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2003, 2002 and 2001

	Common Shares
	Number of shares outstanding	Amount	Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Deferred Compensation	Retained Earnings	Treasury Shares	Total
	(in millions, except share data)
Balance, December 31, 2000	300,000,000	$ 42.9	$ 592.0	$(91.4)	$ --	$ 557.9	$ --	$ 1,101.4
Comprehensive income:
Net earnings	--	--	--	--	--	315.6	--	315.6
Change in net unrealized
gains on
investments	--	--	--	0.4	--	--	--	0.4
Impairment loss on
investment	--	--	--	7.3	--	--	--	7.3
Foreign currency
translation
adjustments	--	--	--	(27.1)	--	--	--	(27.1)

Total comprehensive income								296.2

Dividends on common shares	--	--	--	--	--	(8.0)	--	(8.0)

Balance, December 31, 2001	300,000,000	42.9	592.0	(110.8)	--	865.5	--	1,389.6
Comprehensive income:
Net earnings	--	--	--	--	--	466.9	--	466.9
Change in net unrealized
losses on
investments	--	--	--	(1.6)	--	--	--	(1.6)
Change in net unrealized
losses on
cash flow hedges	--	--	--	(5.8)	--	--	--	(5.8)
Foreign currency
translation
adjustments	--	--	--	101.8	--	--	--	101.8

Total comprehensive income								561.3

Conversion of common shares
to preferred shares	(69,750,00)	(10.0)	(2,178.0)	--	--	--	--	(2,188.0)
Initial public offering	76,725,000	9.3	2,398.8	--	--	--	--	2,408.1
Options exercised	91,000	--	3.3	--	--	--	--	3.3
Treasury shares acquired .	(199,532)	--	--	--	--	--	(8.1)	(8.1)
Conversion of employee plan	2,165,699	0.3	70.3	--	(37.3)	--	--	33.3
Compensation expense	--	--	--	--	22.1	--	--	22.1
Dividends and accretion of
discount
on preferred shares	--	--	--	--	--	(3.9)	--	(3.9)
of subsidiary
Dividends on common shares	--	--	(377.9)	--	--	(865.5)	--	(1,243.4)

Balance, December 31, 2002	309,032,167	42.5	508.5	(16.4)	(15.2)	463.0	(8.1)	974.3
Comprehensive income:
Net earnings	--	--	--	--	--	595.4	--	595.4
Change in net unrealized
losses on
investments	--	--	--	(0.3)	--	--	--	(0.3)
Change in net unrealized
losses on
cash flow hedges	--	--	--	5.8	--	--	--	5.8
Minimum pension liability
adjustment	--	--	--	(2.5)	--	--	--	(2.5)
Foreign currency
translation
adjustments	--	--	--	149.2	--	--	--	149.2

Total comprehensive income								747.6

Options exercised	78,574	--	3.5	--	--	--	--	3.5
Treasury shares acquired .	(591,690)	--	--	--	--	--	(34.4)	(34.4)
Compensation expense	--	--	--	--	7.7	--	--	7.7
Dividends on common shares	--	--	--	--	--	(107.2)	--	(107.2)

Balance, December 31, 2003	308,519,051	$ 42.5	$ 512.0	$ 135.8	$(7.5)$	951.2	$(42.5)	$ 1,591.5

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2003	2002	2001
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$ 595.4	$ 466.9	$ 315.6
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	110.4	92.0	78.3
Amortization of intangibles	67.4	74.5	117.0
Amortization of deferred compensation	7.7	22.1	--
Tax benefit from exercise of stock options	0.9	--	--
Deferred income taxes	(28.1)	5.3	(2.4)
(Gain) loss on sale of assets	(7.2)	6.7	1.4
Changes in operating assets and liabilities:
Trade receivables	(19.6)	(27.5)	(27.6)
Inventories	25.0	(3.3)	(57.4)
Other assets	36.5	28.6	31.0
Accounts payable and other current liabilities	92.9	26.1	58.0
Other long term liabilities	34.1	10.0	29.8

Net cash from operating activities	915.4	701.4	543.7

Cash provided by (used in) investing activities:
Proceeds from sale of assets	21.1	1.5	4.2
Purchases of property, plant and equipment	(157.9)	(120.9)	(127.4)
Purchase of intangible assets	(5.0)	(2.8)	(10.9)
Net purchases of investments	(33.9)	(4.7)	(15.2)

Net cash from investing activities	(175.7)	(126.9)	(149.3)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(506.9)	951.4	(194.8)
Proceeds from issuance of long term debt	--	0.9	42.2
Repayment of long term debt	(23.5)	(630.4)	(37.7)
Dividends on common shares	(107.2)	(1,243.4)	(8.0)
Proceeds from public sale of common shares	--	2,408.1	--
Redemption of preferred shares	--	(2,188.0)	--
Proceeds from sale of common shares to employees	2.6	3.3	--
Acquisition of treasury shares	(34.1)	(7.9)	--
Proceeds from sale of preferred shares of subsidiary	--	1,362.5	--
Redemption of preferred shares of subsidiary	--	(1,364.4)	--
Dividends on preferred shares of subsidiary	--	(2.0)	--
Other	--	(42.8)	42.8

Net cash from financing activities	(669.1)	(752.7)	(155.5)

Effect of exchange rates on cash and cash equivalents	47.5	5.6	(10.4)

Net increase (decrease) in cash and cash equivalents	118.1	(172.6)	228.5
Cash and cash equivalents, beginning of year	967.9	1,140.5	912.0

Cash and cash equivalents, end of year	$ 1,086.0	$ 967.9	$ 1,140.5

        See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1) Initial Public Offering

        At December 31, 2001, Alcon, Inc., a Swiss corporation (“Alcon”), was a wholly owned subsidiary of Nestlé S.A. (“Nestlé”). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the “IPO”) of a minority stake in Alcon.

        Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 (CHF 2,100) for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term borrowings. The entire payment was considered a dividend under Swiss law.

        On February 25, 2002 Nestlé converted 69,750,000 Alcon common shares that it owned into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

        On March 20, 2002, Alcon’s IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0, after offering expenses and taxes. A portion of the IPO proceeds was utilized to repay $712.1 in short term debt until May 29, 2002, when the preferred shares were redeemed.

        Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters’ over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

        In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

(2) Summary of Significant Accounting Policies and Practices

(a) Description of Business

        The principal business of Alcon and all of its subsidiaries (collectively, the “Company”) is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company’s worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation

        The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Actual results could differ from those estimates.

(d) Foreign Currency

        The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company’s foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders’ equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

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

        A decline in the market value of any available-for-sale investments that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income is recognized when earned.

(h) Financial Instruments

        The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company’s exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments. The Company does not enter into financial instruments for trading or speculative purposes.

        The Company periodically uses foreign currency forward contracts to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany transactions. The forward contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

        All of the Company’s derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment

        Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

        Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	12-50 years
Machinery, other equipment and software	3-12 years

(j) Goodwill and Intangible Assets, Net

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company did not record an impairment loss as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

        Prior to 2002, goodwill, which represents the excess of purchase price over fair value of net assets acquired, was amortized on a straight-line basis over the expected periods to be benefited, which were 10 to 20 years.

        Intangible assets, net, consist of customer base, trademarks and patents, and licensed technology. The cost of these intangible assets is amortized straight line over the estimated useful lives of the respective assets, which are 5 to 20 years.

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

        The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees’ projected compensation and health care cost trends. Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

        The cost recognized for defined contribution plans is based upon the contribution required for the period.

        Under a Financial Accounting Standards Board Staff Position adopted in January 2004, the Company elected to defer recognition of the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in accounting for its postretirement health care plan under FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, or in making disclosures related to its plan required by FASB Statement No. 132, Employers’ Disclosure about Pensions and Other Postretirement Benefits, until authoritative guidance on accounting for subsidies provided by such act is issued. When issued, final guidance could require changes to previously reported information. Measures presented in these financial statements for accumulated postretirement benefit obligation or net periodic postretirement benefit cost do not reflect the results of this act.

(m) Revenue Recognition

        The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

        The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed. Per procedure technology fees related to refractive laser systems are recognized in the period when the procedure is performed.

        The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletins No. 101 and 104.

   (n) Research and Development

        Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative

        Advertising costs are expensed as incurred. Advertising costs amounted to $119.5, $99.7 and $96.0 in 2003, 2002 and 2001, respectively.

        Shipping and handling costs amounted to $42.5, $37.0 and $33.5 in 2003, 2002 and 2001, respectively.

(p) Income Taxes

        The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends to Alcon do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share

        Basic earnings per common share were computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the relevant period. Earnings available to common shareholders were determined by deducting dividends and accretion of discount on preferred shares of subsidiary from net earnings. In 2003 and 2002, diluted weighted average common shares reflects the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested. There were no dilutive securities outstanding in 2001.

A reconciliation of net earning to earnings available to common shareholders follows:

	2003	2002	2001
Net earnings	$595.4	$ 466.9	$315.6
Dividends and accretion of discount on preferred shares of subsidiary	--	(3.9)	--

Earnings available to common shareholders	$595.4	$ 463.0	$315.6

        The following table reconciles the weighted average shares of the basic and diluted share computations:

	2003	2002	2001
Basic weighted average common shares outstanding	307,934,623	301,482,834	300,000,000
Effect of dilutive securities:
Employee stock options	2,106,941	303,665	--
Contingent restricted common shares	770,835	725,281	--

Diluted weighted average common shares outstanding	310,812,399	302,511,780	300,000,000

(r) Comprehensive Income

        Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments, unrealized losses on cash flow hedges and minimum pension liability adjustment and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

(s) Stock Based Compensation

        The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” in accounting for the plan.

	2003	2002
Net earnings, as reported	$ 595.4	$ 466.9
Deduct: Total stock-based employee compensation expense determined under the
fair value method for all awards, net of related tax benefits	(29.8)	(15.2)

Proforma net earnings	$ 565.6	$ 451.7

Earnings per common share:
Basic - as reported	$ 1.93	$ 1.54

Basic - proforma	$ 1.84	$ 1.49

Diluted - as reported	$ 1.92	$ 1.53

Diluted - proforma	$ 1.82	$ 1.48

(t) Warranty Reserves

        The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(u) Reclassifications

        Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(3)  Cash Flows—Supplemental Disclosures

	2003	2002	2001
Supplemental disclosure of cash flow information:
Cash paid during the year for the following:
Interest expense, net of amount capitalized	$ 43.3	$ 53.4	$111.6

Income taxes	$239.9	$210.6	$146.1

        Supplemental Disclosure of Non-cash Financing Activities:

a)	On February 25, 2002, Nestlé converted 69,750,000 Alcon common shares that it owned into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares was CHF 3,634.

b)

In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. The effects on the 2002 financial statements were to:

  decrease other current liabilities by $10.9
  decrease other long term liabilities by $23.3
  increase common stock and additional paid-in capital by $71.5 decrease total equity for deferred compensation of $37.3
  Deferred compensation was reduced by $7.7 and $22.1, which amounts were charged against earnings in the years ended December 31, 2003 and 2002, respectively, and were reflected as adjustments in net cash from operating activities.

c)	During years ended December 31, 2003 and 2002, Alcon acquired 6,590 and 6,032 treasury shares respectively, when certain individuals terminated employment before vesting in their restricted common shares, as discussed in note 12.

(4) Goodwill and Intangible Assets

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company did not record an impairment as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

Intangible assets subject to amortization:

	December 31, 2003			December 31, 2002
	Gross Carrying Amount	Accumulated Amortization		Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Licensed technology	$ 511.6	$(258.	2)	$ 508.3	$(207.	0)
Other	186.0	(107.9)		184.2	(92.7)

	$ 697.6	$(366.	1)	$ 692.5	$(299.	7)

	Year Ended December 31,
	2003	2002	2001
Aggregate amortization expense related to intangible assets	$67.4	$74.5	$59.4

        In connection with a voluntary recall and termination of the SKBM® microkeratome product line, a $5.9 impairment loss on intangible assets was recorded as amortization in 2002.

   Estimated Amortization Expense:

For year ended December 31, 2004	$63.0
For year ended December 31, 2005	$60.8
For year ended December 31, 2006	$55.4
For year ended December 31, 2007	$52.0
For year ended December 31, 2008	$46.5

        The Company recorded no intangible assets with indefinite lives other than goodwill.

        The changes in the carrying amount of goodwill for the year ended December 31, 2003 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2001	$ 338.4	$202.8	$541.2
Amounts reclassified to goodwill from intangibles	3.2	1.7	4.9

Reclassified balance, December 31, 2001	341.6	204.5	546.1
Impact of changes in foreign exchange rates	--	3.7	3.7

Balance, December 31, 2002	341.6	208.2	549.8
Impact of changes in foreign exchange rates and other	(2.3)	4.6	2.3

Balance, December 31, 2003	$ 339.3	$212.8	$552.1

        The impact on net earnings, assuming the exclusion of amortization expense recognized in 2001 for goodwill and intangible assets that are no longer amortized, would have been:

	Year ended December 31,
	2003	2002	2001
Reported net earnings	$ 595.4	$ 466.9	$ 315.6
Add back--goodwill amortization, net
of income taxes	--	--	40.2

Adjusted net earnings	$ 595.4	$ 466.9	$ 355.8

Basic earnings per share:
Reported net earnings	$ 1.93	$ 1.54	$ 1.05
Add back--goodwill amortization, net
of income taxes	--	--	0.13

Adjusted net earnings	$ 1.93	$ 1.54	$ 1.18

Diluted earnings per share:
Reported net earnings	$ 1.92	$ 1.53	$ 1.05
Add back--goodwill amortization, net
of income taxes	--	--	0.13

Adjusted net earnings	$ 1.92	$ 1.53	$ 1.18

(5) Supplemental Balance Sheet Information

	December 31,
	2003	2002
Cash and Cash Equivalents
Cash	$ 65.9	$ 47.1
Cash equivalents on deposit with Nestle	0.1	--
Cash equivalents -- Other	1,020.0	920.8

	$1,086.0	$967.9

        Cash equivalents consisted of interest bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2003	2002
Trade Receivables, Net
Trade receivables	$ 655.9	$ 580.5
Allowance for doubtful accounts	(33.1)	(33.0)

	$ 622.8	$ 547.5

        Bad debt expense for the years ended December 31, 2003, 2002 and 2001 was $2.2, $8.9 and $11.9, respectively. The allowance for doubtful accounts at the beginning of 2002 and 2001 was $24.0 and $20.3, respectively. Charge-offs (recoveries), net, for the years ended December 31, 2003, 2002 and 2001 were $2.1, $(0.1) and 8.2, respectively.

	December 31,
	2003	2002
Inventories
Finished products	$270.9	$245.0
Work in process	40.0	34.0
Raw materials	135.6	133.3

	$446.5	$412.3

	December 31,
	2003	2002
Other Current Assets
Prepaid expenses	$26.3	$39.9
Receivables from affiliates	0.1	0.3
Other	30.6	36.7

	$57.0	$76.9

	December 31,
	2003	2002
Property, Plant and Equipment, Net
Land and improvements	$ 25.4	$ 23.2
Buildings and improvements	494.3	466.7
Machinery, other equipment and software	848.1	790.5
Construction in progress	120.6	46.2

	1,488.4	1,326.6
Accumulated depreciation	(699.6)	(622.5)

	$ 788.8	$ 704.1

        Construction in progress at December 31, 2003 consisted primarily of various plant expansion projects. Commitments related to these projects at December 31, 2003 totaled $38.6.

	December 31,
	2003	2002
Other Current Liabilities
Deferred income tax liabilities	$ 14.0	$ 11.5
Payables to affiliates	6.1	4.3
Accrued warranties	7.3	6.4
Accrued payroll	206.3	183.0
Accrued taxes	267.1	224.9
Other	250.8	229.3

	$751.6	$659.4

        Warranty expense for the years ended December 31, 2003, 2002 and 2001 was $11.0, $13.4 and $11.0, respectively. The reserves to satisfy warranty obligations at the beginning of 2002 and 2001 was $6.4 and $6.5, respectively.

	December 31,
	2003	2002
Other Long Term Liabilities
Pension plans	$194.8	$171.5
Postretirement health care plan	60.2	41.4
Deferred compensation	29.4	32.2
Other	8.3	11.5

	$292.7	$256.6

	December 31,
	2003	2002
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$ 139.4	$(9.7)
Unrealized losses on investments	(1.1)	(0.9)
Unrealized losses on cash flow hedges	--	(5.8)
Minimum pension liability adjustment	(2.5)	--

	$ 135.8	$(16.4)

(6)    Short Term Borrowings

	December 31,
	2003	2002
Lines of credit	$ 167.3	$ 240.6
Commercial paper	1,005.1	1,377.4
From affiliates	111.5	117.2
Bank overdrafts	42.9	37.6

	$1,326.8	$1,772.8

        At December 31, 2003, the Company had several unsecured line of credit agreements totaling $ 410.3 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were nominal during 2003, 2002 and 2001. The weighted average interest rates at December 31, 2003 and 2002 were 2.5% and 5.9%, respectively. The amounts outstanding under these agreements at December 31, 2003 were due at various dates during 2004.

        At December 31, 2003, the Company had a $2,000 commercial paper facility. At December 31, 2003, the outstanding balance carried an average interest rate of 1.10% before fees. Related to this short term, floating interest rate borrowing, the Company has entered into two $25.0 interest rate swaps that have a net effect of fixing the interest rate of a portion of the outstanding amount at 2.77%, which is based on a two year rate at the time of initiation of the hedge. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company’s management believes that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2003 and 2002 were $4.1 and $1.6, respectively.

        The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2003 were either due on demand or at various dates during 2004. The weighted average interest rates at December 31, 2003 and 2002 were 2.2% and 3.6%, respectively. The unused portion under the line of credit agreements was $232.9 at December 31, 2003.

        The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $192.9 at December 31, 2003. The weighted average interest rates on bank overdrafts at December 31, 2003 and 2002 were 4.9% and 9.5%, respectively.

(7)    Long Term Debt

	December 31,
	2003	2002
License obligations	$21.7	$ 43.9
Bonds	48.9	45.6
Other	12.9	14.4

Total long term debt	83.5	103.9
Less current maturities of long term debt	8.5	23.1

Long term debt, net of current maturities	$75.0	$ 80.8

        License obligations represented the present value of noninterest bearing future fixed payments through 2007 that were capitalized as intangibles. These obligations were discounted at the Company’s borrowing rate (6.25% to 8.50%) at the time each license was obtained.

        The Company’s Japanese subsidiary has outstanding bonds with interest at yen LIBOR (0.1% at December 31, 2003) due 2011. Such bonds were guaranteed by Nestlé for a fee of approximately $0.1 annually in 2003, 2002 and 2001.

        Long term maturities for each of the next five years are $8.5 in 2004, $4.8 in 2005, $5.2 in 2006, $5.1 in 2007, and $0.3 in 2008.

        Interest costs of $ 0.5, $0.2 and $2.2 in 2003, 2002 and 2001, respectively, were capitalized as part of property, plant and equipment.

(8)  Income Taxes

        The components of earnings before income taxes were:

	2003	2002	2001
Switzerland	$244.8	$178.3	$267.7
Outside of Switzerland	613.3	499.2	246.2

Earnings before income taxes	$858.1	$677.5	$513.9

        Income tax expense (benefit) consisted of the following:

	2003	2002	2001
Current:
Switzerland	$ 12.6	$ 20.8	$ 26.9
Outside of Switzerland	278.2	184.5	173.8

Total current	290.8	205.3	200.7

Deferred:
Switzerland	5.9	3.7	3.2
Outside of Switzerland	(34.0)	1.6	(5.6)

Total deferred	(28.1)	5.3	(2.4)

Total	$ 262.7	$210.6	$ 198.3

        A comparison of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2003	2002	2001
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	23.9	25.2	26.0
Nondeductible items	0.1	--	4.2
Other	(1.2)	(1.9)	0.6

Effective tax rate	30.6%	31.1%	38.6%

        At December 31, 2003, Alcon’s subsidiaries had net operating loss carryforwards as follows:

Year of Expiration	Amount
2004	$ 0.3
2005	3.0
2006	2.7
2007	1.6
2008	2.0
2009-2011	0.2
Indefinite	45.4

Total net operating loss carry forwards	$55.2

        Deferred income taxes are recognized for tax consequences of “temporary differences” by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

        Temporary differences and carryforwards at December 31, 2003 and 2002 were as follows:

	December 31,
	2003	2002
Deferred income tax assets:
Trade receivables	$ 28.5	$ 20.8
Inventories	44.2	41.7
Other assets	25.9	37.1
Accounts payable and other current liabilities	59.3	67.3
Other liabilities	107.7	98.4
Net operating loss carryforwards	18.4	18.0

Gross deferred income tax assets	284.0	283.3
Unused tax credits	6.0	0.1
Valuation allowance	(19.3)	(17.5)

Total deferred income tax assets	270.7	265.9

Deferred income tax liabilities:
Property, plant and equipment	37.2	45.6
Goodwill and intangible assets	55.8	72.1
Other	23.9	26.7

Total deferred income tax liabilities	116.9	144.4

Net deferred income tax assets	$ 153.8	$ 121.5

        Based on the Company’s historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2003. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

        Withholding taxes of approximately $62.1 have not been provided on approximately $1,221.1 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely. Dividends to Alcon do not result in Swiss income taxes.

(9) Business Segments

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

        Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal, and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. Each business segment is managed by a single business segment manager who reports to the Chief Executive Officer, who is the chief operating decision maker of the Company.

        Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP. Prior to 2002, the Company measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 has been restated to a U.S. GAAP basis.

        Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

       Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2003	2002	2001	2003	2002	2001	2003	2002	2001
United States	$1,785.9	$1,632.6	$1,464.6	$ 794.3	$ 675.3	$ 544.7	$ 83.0	$ 87.0	$ 96.6
International	1,621.0	1,376.5	1,283.1	514.9	428.1	405.9	52.4	41.4	64.1

Segments total	3,406.9	3,009.1	2,747.7	1,309.2	1,103.4	950.6	135.4	128.4	160.7
Manufacturing operations	--	--	--	(30.1)	(30.7)	(34.2)	28.7	27.4	25.4
Research and development	--	--	--	(325.0)	(302.0)	(270.2)	8.1	7.3	7.4
General corporate	--	--	--	(74.7)	(67.0)	(57.3)	5.6	3.4	1.8

U.S. GAAP total	$3,406.9	$3,009.1	$2,747.7	$ 879.4	$ 703.7	$ 588.9	$177.8	$ 166.5	$ 195.3

(10)     Geographic, Customer and Product Information

        Sales for the Company’s country of domicile and all individual countries accounting for more than 10% of total sales are noted below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

	Sales
	For the Year Ended December 31,			Property, Plant and Equipment At December 31,
	2003	2002	2001	2003	2002
United States	$1,785.9	$1,632.6	$1,464.6	$521.0	$477.0
Japan	263.9	271.7	284.8	10.5	5.8
Switzerland	25.5	19.6	16.2	9.5	7.4
Rest of World	1,331.6	1,085.2	982.1	247.8	213.9

Total	$3,406.9	$3,009.1	$2,747.7	$788.8	$704.1

Pharmaceutical	$1,309.9	$1,090.4	$ 927.7
Surgical	1,585.9	1,438.5	1,357.7
Consumer eye care	511.1	480.2	462.3

Total	$3,406.9	$3,009.1	$2,747.7

(11)     Stock-Based Compensation Plans

        Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company’s Board of Directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company’s common shares at a price set by the Board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In the fourth quarter of 2002, the Board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan.

        The plan also provides that the Board may grant Stock Appreciation Rights (“SARs”) whereby the grantee may receive the appreciation in stock value over the grant price. The Company’s operating results included expenses related to these SARs of $4.3 and $0.3 for the years ended December 31, 2003 and 2002, respectively.

        Under this plan the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock options to any person who elected to make the conversion. See note 12 for additional information about this grant.

        Contemporaneously with the IPO, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.3 million Alcon common shares at $33 per share (the IPO price) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2005 and expire in 2012.

        During 2003, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.0 million common shares at the market price (primarily at $36.39 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2006 and expire in 2013.

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

        The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2003		2002
Expected volatility	33.0%		33.0%
Risk-free interest rate	2.92%		4.75%
Expected lives	4 yea	rs	4 yea	rs
Dividend yield	1.0%		1.0%

        The status of the stock option awards as of December 31, 2003 and 2002 and the changes during the years then ended are presented below:

	2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at beginning of year	7,062,584	$33	--	$--
Granted	6,063,485	37	7,226,108	33
Forfeited	(65,709)	33	(72,524)	33
Exercised	(78,574)	33	(91,000)	33

Balance at the end of year	12,981,786	35	7,062,584	33

Options exercisable at year-end	752,325		132,681
Weighted average fair value of options granted during the year	$ 10.09		$ 10.03

        The following table summarizes information about fixed stock options as of December 31, 2003:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$33 to 35	6,944,551	8.25 years	$33	589,300	$ 33
$36 to 55	6,037,235	9.20 years	$37	163,025	$ 36

	12,981,786			752,325

        At December 31, 2003, the Company had reserved 27,664,727 shares of common stock for issuance pursuant to the 2002 Alcon Incentive Plan.

(12) Deferred Compensation

        The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the Board of Directors administers the plan. Plan payments were $9.0 and $19.1 for 2003 and 2002, respectively. The plan’s liability was $24.6 and $29.5 at December 31, 2003 and 2002, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

        Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at December 31, 2003 and 2002, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

        In 2002, the Board of Directors adopted the Alcon Executive Deferred Compensation Plan (“DCP”). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives’ deferral elections to be held and owned by the Company in a Rabbi trust. At December 31, 2002, no deferrals had been recorded under the plan and no assets had been contributed to the trust. During the year ended December 31, 2003, certain executives elected to defer $3.4 of compensation which is included in other long term liabilities in the accompanying consolidated balance sheets. Additionally, as of December 31, 2003, 87,033 common shares have been deferred into the DCP. These shares are reflected as outstanding and are included in the basic and diluted earnings per share calculations at December 31, 2003.

(13) Financial Instruments

      Foreign Currency Risk Management

        A significant portion of the Company’s cash flows is denominated in foreign currencies. Alcon relies on sustained cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company’s ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

        A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. The Company seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effects of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. The Company primarily utilizes forward exchange contracts which enable it to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Prior to conversion to U.S. dollars, monetary assets and liabilities denominated in U.S. dollars are remeasured at spot rates in effect on the balance sheet date. The effect of changes in spot rates is reported in foreign exchange gains and losses in other income (expense). Fair value forward contracts are marked to fair value through foreign exchange gains and losses in other income (expense). Fair value changes in the forward contracts offset the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not significant due to the short term nature of the contracts, which typically have average maturities at inception of less than one year.

        The fair values of forward exchange contracts are reported in other current assets and other current liabilities. For foreign currency cash flow hedges, the amount of net gain/loss related to ineffectiveness was immaterial. The fair value hedge derivative instruments have settlement dates in January 2004 and cover a notional amount of $107.0, of which $87.0 was executed through Nestlé.

      Interest Rate Risk Management

        The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put principal capital at risk.

        At December 31, 2003 and 2002, in connection with long term bonds, the Company had an interest rate swap fair value hedge outstanding in the notional amount of $46.8. At December 31, 2003, in connection with its commercial paper program, the Company had interest rate swap agreements outstanding in the notional amount of $50.0. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

      Fair Value of Financial Instruments

        At December 31, 2003 and 2002, the Company’s financial instruments included cash, cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash, cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt is based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

	December 31,
	2003		2002
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:
Cash and cash equivalents	$1,086.0	$1,086.0	$ 967.9	$ 967.9
Investments:
Fixed income	100.5	100.5	66.3	66.3
Trade receivables, net	622.8	622.8	547.5	547.5
Forward exchange contracts	--	--	6.7	6.7
Interest rate swaps	2.1	2.1	7.4	7.4
Liabilities:
Accounts payable	146.1	146.1	117.0	117.0
Short term borrowings	1,326.8	1,326.8	1,772.8	1,772.8
Long term debt	83.5	85.7	103.9	106.8
Forward exchange contracts	1.0	1.0	3.0	3.0
Interest rate swaps	7.9	7.9	1.0	1.0

        Investment amounts include net unrealized holding losses of $1.1 and $0.9 at December 31, 2003 and 2002, respectively. During 2001, an impairment loss on a marketable equity investment of $9.1 was recorded in other nonoperating expenses ($5.7 net of tax).

      Concentrations of Credit Risk

        As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the credit-worthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company’s diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(14)     Related Party Transactions

        At December 31, 2003, Nestlé owned 74.6% of the outstanding common shares of Alcon.

        The Company’s material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

        During 2003, 2002 and 2001 the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2003	2002	2001
Interest expense	$8.2	$19.4	$80.8
Interest income	$ --	$ 3.8	$37.6

        The Company sold Alcon Germany to Nestlé’s German subsidiary effective January 1, 2001 for approximately $30.0, and, under the separation agreement, Nestlé’s German subsidiary sold it back to the Company effective January 1, 2002, for approximately $42.0. Alcon Germany’s results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

        The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.7, $0.2 and $0.6 in 2003, 2002 and 2001, respectively. Nestlé provides the Company with certain services, including a portion of the Company’s information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm’s length prices. Such charges were less than $1.5 in each of the three years ended December 31, 2003.

        Prior to 2002 an officer of the Company had received options to purchase Nestlé common stock. Contemporaneously with the IPO, the officer agreed to surrender options to purchase 17,110 Nestlé shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares. The new options were granted pursuant to the 2002 Alcon Incentive Plan and generally contain the same terms as other options issued under the plan.

        The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé’s foreign exchange transaction volumes and expertise. At December 31, 2003, the Company had a notional amount outstanding with Nestlé of $87.0.

(15)     Pension and Postretirement Benefits

        The Company’s pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company’s cost of defined contribution plans was $53.7, $49.6 and $45.4 in 2003, 2002 and 2001, respectively. The information provided below pertains to the Company’s defined benefit pension plans and postretirement health care plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year. In December 2003, Alcon’s board of directors approved the Alcon Supplemental Executive Retirement Plan (“ASERP”). The ASERP is a non-qualified pension plan for key employees who become eligible for participation on or after January 1, 2004. Existing participants in the non-qualified Executive Salary Continuation Plan (“ESCP”) will continue to accrue benefits under the ESCP through December 31, 2008. Thereafter, they will begin to accrue benefits for future service under the provisions of the ASERP. The following disclosures do not take into consideration the ASERP.

        The following table reconciles the changes in benefit obligations, fair value of plan assets, and funded status for the two-year period ending December 31, 2003:

	Pension benefits		Postretirement benefits
	2003	2002	2003	2002
Change in Benefit Obligation
Benefit obligation at beginning of year	$ 219.9	$ 193.5	$ 175.3	$ 123.9
Service cost	14.5	13.4	10.1	7.3
Interest cost	13.2	12.1	11.7	9.1
Benefits paid	(8.4)	(6.9)	(4.2)	(4.6)
Foreign currency translation	2.3	1.5	--	--
Actuarial (gain)/loss	12.6	6.3	(19.9)	39.6

Benefit obligation at end of year	$ 254.1	$ 219.9	$ 173.0	$ 175.3

Change in Plan Assets
Fair value of plan assets at beginning of year	$ 18.5	$ 12.8	$ 71.2	$ 87.2
Actual return on plan assets	0.3	(0.2)	16.2	(11.4)
Employer contribution	5.5	5.0	--	--
Foreign currency translation	2.5	1.5	--	--
Benefits paid	(0.9)	(0.6)	(4.2)	(4.6)

Fair value of plan assets at end of year	$ 25.9	$ 18.5	$ 83.2	$ 71.2

Reconciliation of Funded Status to Consolidated Balance Sheet
Funded status	$(228.2)	$(201.4)	$(89.8)	$(104.1)
Unrecognized prior service cost	--	--	3.3	3.8
Unrecognized actuarial (gain)/loss	38.6	29.9	26.3	58.9
Adjustment required to reflect minimum liability	(3.8)	--	--	--

Net amount recognized in the consolidated balance sheet	$(193.4)	$(171.5)	$(60.2)	$ (41.4)

Reconciliation to Consolidated Balance Sheet
Prepaid pension costs in other current assets	$ 1.4	$ --	$ --	$ --
Pension and postretirement obligation in other long term	(194.8)	(171.5)	(60.2)	(41.4)
liabilities

Net amount recognized in the consolidated balance sheet	$(193.4)	$(171.5)	$(60.2)	$ (41.4)

Weighted-Average Assumptions as of December 31,
Discount rate	2.0-9.5%	3.0-6.5%	6.25%	6.75%
Expected return on plan assets	2.0%	3.0%	8.25%	8.75%
Rate of compensation increase	3.0-9.0%	5.0-9.0%	N/A	N/A

      The expected long term rate of return on plan assets is based on historical market index returns for the applicable asset classes weighted in proportion to the target asset allocation of the plan. A slight downward adjustment was made to the expected long term rate of return in 2003 and 2002 to incorporate near term volatile market conditions.

     The Company recorded a minimum pension liability of $2.5, net of tax, at December 31, 2003. The adjustment was reflected in other comprehensive income and other long term liabilities.

Plan Assets

      The Company's post retirement benefit plan weighted average asset allocations at December 31, 1003 and 2002, respectively, by asset category are as follows:

	Plan Assets At December 31,
	2003	2002
Asset Category

Equity securities	64%	60%

Debt Securities	36%	40%

Total	100%	100%

        The investment strategy for the postretirement benefit plan utilizes a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The weighted average target asset allocation for the plan is 60% equity securities and 40% debt securities. At December 31, 2003 and 2002, the equity securities consisted of an S&P 500 index and the debt securities were comprised of a Lehman Aggregate bond index and a money market fund.

Contributions

        The Company does not expect to make any contributions to its pension or post retirement benefit plans in 2004.

Estimated Future Benefit Payments

        The following benefit payments are expected to be paid:

	Pension Benefits	Post Retirement Benefits
2004	$ 8.4	$ 3.9

2005	8.5	4.3

2006	8.9	4.6

2007	9.5	4.9

2008	10.2	5.3

2009 - 2013	67.5	33.8
	Pension benefits			Postretirement benefits
Components of Net Periodic Benefit Cost	2003	2002	2001	2003	2002	2001
Service cost	$14.5	$ 13.4	$ 12.0	$ 10.1	$ 7.3	$ 7.6
Interest cost	13.2	12.1	9.7	11.7	9.1	9.3
Expected return on assets	0.5	(0.3)	(0.2)	(6.0)	(7.6)	(8.6)
Prior service cost amortization	--	--	--	0.5	0.5	0.5
Recognized actuarial loss	2.7	1.8	0.2	2.6	--	--

Net periodic benefit cost	$30.9	$ 27.0	$ 21.7	$ 18.9	$ 9.3	$ 8.8

        The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 10.0% in 2003, declining to 5.0% in 2007 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 3.6	$(3.3)
Effect on the postretirement benefit obligation	$33.6	$(30.	5)

        In certain countries, the Company’s employees participate in defined benefit plans of Nestlé. No separate valuation for the Company’s employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2003, 2002 and 2001 were $5.2, $3.8 and $2.6, respectively.

(16)    Commitments and Contingencies

        The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

        The Company’s tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

        While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the final outcome of these contingencies are adequately covered by insurance and/or the ultimate liability, if any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

        The Company leases certain facilities and equipment under operating leases. Lease expense incurred was $46.7, $43.1 and $44.3 during 2003, 2002 and 2001, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year are as follows:

Year	Amount
2004	$ 34.6
2005	27.2
2006	17.9
2007	11.5
2008	7.8
Thereafter	21.3

Total minimum lease payments	$120.3

        The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2017. All commitments are expected to be fulfilled with no adverse consequences to the Company’s operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2003 were as follows:

Year	Amount
2004	$13.5
2005	14.9
2006	13.8
2007	4.9
2008	4.4
Thereafter	6.3

Total	$57.8

        Total payments related to the variable purchase commitments for the year ended December 31, 2003, 2002 and 2001 were $38.8, $41.2 and $38.5, respectively.

        At December 31, 2003, the Company had guaranteed less than $5.0 of debt for certain customers. At December 31, 2003, the Company had outstanding letters of credit of $6.9. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

(17) Preferred Shares of Subsidiary

        In May of 2000 Alcon Holdings Inc. (“AHI”, a wholly-owned subsidiary of Alcon) issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

        As part of a restructuring of AHI’s equity, on November 5, 2002, Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1,997 Swiss francs. Alcon also contributed to AHI all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI’s common shares and all voting rights in AHI.

        On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares. AHI paid the investors an aggregate of 2,003 Swiss francs for the 20,000 preferred shares and accrued dividends. The preferred shares were immediately retired. AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

        For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9.

(18) Exit Activities

        Prior to the purchase of Summit in July 2000, the Company began assessing and formulating a plan to exit the leased facility which represented Summit’s corporate headquarters. These actions resulted in the accrual of severance for approximately 180 employees and other costs, as well as lease payments on the vacated facility as of the acquisition date which was recorded as part of the purchase price of Summit. During the first half of 2001, the closure of this facility was completed and severance payments were made. The remaining lease costs will be paid out over the remaining lease term through 2005.

	Employee Termination Benefits	Other Exit Costs	Total
Balance, December 31, 2000	$ 6.7	$ 2.8	$ 9.5
Accrued	--	--	--
Spending	(6.7)	(0.2)	(6.9)

Balance, December 31, 2001	--	2.6	2.6
Spending	--	(0.7)	(0.7)

Balance, December 31, 2002	--	1.9	1.9
Spending	--	(0.7)	(0.7)

Balance, December 31, 2003	$ --	$ 1.2	$ 1.2

        The exit cost accrual is included in other current liabilities in the accompanying consolidated balance sheets.

(19) Sale of Plant

        In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 in cash resulting in a pre-tax gain of $8.2.

(20) Subsequent Events

        On February 11, 2004, Alcon’s board of directors approved the purchase of up to an additional 4,000,000 Alcon common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, Alcon will purchase shares in open market transactions.

        On February 11, 2004, the board of directors approved the grant to certain employees incentive options to purchase approximately 4.2 million Alcon common shares at $63.32, the closing market price on this date, pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2007 and expire in 2014.

(21) Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2003
Sales	$ 807.1	$ 925.4	$ 822.7	$ 851.7
Operating income	194.4	260.9	224.6	199.5
Net earnings	130.2	178.2	153.1	133.9

Basic earnings per common share	$ 0.42	$ 0.58	$ 0.50	$ 0.43

Diluted earnings per common share	$ 0.42	$ 0.57	$ 0.49	$ 0.43

2002
Sales	$ 706.5	$ 809.5	$ 743.9	$ 749.2
Operating income	151.6	236.9	195.9	119.3
Net earnings	94.0	162.8	125.1	85.0

Basic earnings per common share	$ 0.33	$ 0.53	$ 0.41	$ 0.26

Diluted earnings per common shares	$ 0.33	$ 0.53	$ 0.41	$ 0.26

        Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.