Form 20-F
ALCON INC
filed 2005-03-15
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT

OR

  X     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended                                  DECEMBER 31, 2004

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 305,654,454 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No __
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 __ Item 18 X

INTRODUCTION AND USE OF CERTAIN TERMS

Trademarks used by Alcon, Inc. ("Alcon") appear in italic type in this report and are the property of or are licensed by one of our subsidiaries.

In this report, the trademark product brand names refer to the products noted below.

Product Brand Name	Referenced Product
A-OK®	A-OK® ophthalmic knives
Accurus®	Accurus® surgical system
AcrySert®	AcrySert® surgical appliance for insertion of intraocular lenses
AcrySof®	AcrySof® intraocular lens
AcrySof® Natural	AcrySof® Natural intraocular lens
AcrySof® ReSTOR®	AcrySof® ReSTOR® intraocular lens
ALCON®	ALCON® house trademark
Alomide®	Alomide® ophthalmic solution
AquaLase®	AquaLase® liquefaction
Azopt®	Azopt® ophthalmic suspension
Betoptic S®	Betoptic S® ophthalmic suspension
Bion® Tears	Bion® Tears lubricant eye drops
BSS Plus®	BSS Plus® irrigating solution
Ciloxan®	Ciloxan® ophthalmic solution and ointment
Ciprodex® *	Ciprodex® otic suspension*
Cipro® HC*	Cipro® HC Otic*
CLERZ® Plus	CLERZ® Plus lens rewetting drops
CustomCornea®	CustomCornea® Wavefront System
Custom Pak®	Custom Pak® surgical procedure packs
DisCoViscTM	DisCoViscTM viscoelastic system
DuoVisc®	DuoVisc® viscoelastic system
Emadine®	Emadine® ophthalmic solution
EXTRAVANTM	EXTRAVANTM ophthalmic solution
Fluorescite®	Fluorescite® ophthalmic solution
Grieshaber®	Grieshaber® surgical instruments
ICAPS®	ICAPS® dietary supplements
Infiniti®	Infiniti® vision system
LADARTM6000	LADARTM6000 excimer laser/system
LADARVision® 4000	LADARVision® 4000 excimer laser/system
LADARWave®	LADARWave® Wavefront System
LEGACY®	LEGACY® surgical system
Maxitrol®	Maxitrol® ophthalmic suspension
NEVANACTM	NEVANACTM ophthalmic preparations
Opatanol®	Opatanol® ophthalmic solution
OPTI-FREE®	OPTI-FREE® contact lens care solutions
OPTI-FREE® EXPRESS® No-Rub®	OPTI-FREE® EXPRESS® No-Rub® contact lens care solutions
OPTI-FREE® SupraClens®	OPTI-FREE® SupraClens® preservative-free active cleaning solution
Opti-One® No Rub®	Opti-One® No Rub® multi-purpose solution
Patanase®	Patanase® nasal spray
Patanol®	Patanol® ophthalmic solution
Perfluoron®	Perfluoron® perfluoro-n-octane liquid
POLYQUAD®	POLYQUAD® Preservative/antimicrobial
ProVisc®	ProVisc® ophthalmic surgical device
RETAANE®	RETAANE® 15 mg anecortave acetate for depot suspension
Series 20000®	Series 20000® surgical equipment
Silikon®	Silikon® ophthalmic surgical oil
Systane®	Systane® lubricant eye drops
Tears Naturale®	Tears Naturale® lubricant eye drops
Tears Naturale® Forte	Tears Naturale® Forte lubricant eye drops

Product Brand Name	Referenced Product
Tears NaturaleFree®	Tears NaturaleFree® lubricant eye drops
Tears Naturale® II	Tears Naturale® II lubricant eye drops
TobraDex®	TobraDex® ophthalmic suspension or ointment
Tobrex®	Tobrex® ophthalmic solution or ointment
Travatan®	Travatan® ophthalmic solution
UNIQUE-pH®	UNIQUE-pH® multi-purpose solution
Vigamox® *	Vigamox® ophthalmic solution*
Viscoat®	Viscoat® ophthalmic surgical device

* Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG. Vigamox® is licensed to Alcon by Bayer AG.

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

        This report uses certain terms defined below.

Term	Definition
AMD	Age-related macular degeneration
ANDA	Abbreviated New Drug Application
AOMT	Otitis media in the presence of tympanostomy tubes
ASERP	Alcon Supplemental Executive Retirement Plan
BAC	Benzalkonium chloride
CEO	Chief Executive Officer
(the) Company	Alcon, Inc. and its subsidiaries
DCP	Alcon Executive Deferred Compensation Plan
DTC	Depository Trust Company
EITF	FASB's Emerging Issues Task Force
ESCP	Alcon's Executive Salary Continuance Plan
Evaluation Date	End of the period covered by this annual report
Exchange Act	U.S. Securities Exchange Act of 1934
FASB	Financial Accounting Standards Board
FDA	United States Food and Drug Administration
FSP	FASB Staff Position
FTC	U.S. Federal Trade Commission
IDE	Investigational Device Exemption
IND	Investigational New Drug
IPO	The initial public offering of approximately 69,750,000 of Alcon, Inc.'s common shares on March 20, 2002
IRB	Institutional Review Board
LTIP	Alcon's Long Term Incentive Plan
MAA	European Marketing Authorisation Application
NDA	New Drug Application
Nestlé	Nestlé S.A., a Swiss corporation

Term	Definition
Non-U.S. Holder	A holder that is not a U.S. Holder (see definition of U.S. Holder below)
NYSE	New York Stock Exchange
OTC	Over-the-Counter drugs available without a prescription
PMA	Pre-market Approval
SEC	United States Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
Swiss Holder	Security holder as defined in Item 10.E.
U.S. GAAP	Generally accepted accounting principles in the United States
U.S. Holder	Security holder as defined in Item 10.E.

        References to the ophthalmic industry in this report do not include eyeglasses or contact lenses. This report relies on and refers to statistics regarding the ophthalmic industry. Where specified, these statistics reflect the Company’s internal estimates. Otherwise, we obtained these statistics from various third-party sources that we believe are reliable, but we have not independently verified these third-party statistics. Unless otherwise specified, all market share information is based on units sold.

        Statements in this report regarding the Company’s market share position in the United States in various markets are based on the following sources:

o Cataract surgery: internal estimates prepared using industry data for the nine months ended September 30, 2004; and

o Ophthalmic pharmaceuticals (including generics): total prescriptions filled as provided by the Verispan Source Prescription Audit for the year ended December 31, 2004.

        Statements in this report regarding the Company’s market share position worldwide in the ophthalmic surgical market are based on the following source:

o Ophthalmic surgical products by sales: internal estimates prepared using industry data for the six months ended June 30, 2004.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This report contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) relating to our business and the sectors in which Alcon and its subsidiaries and interests operate. These forward-looking statements are contained principally in the sections entitled “Key Information,” “Information on the Company,” “Operating and Financial Review and Prospects,” “Financial Information,” “Additional Information,” and “Quantitative and Qualitative Disclosures about Market Risk.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Forward-looking statements include, but are not limited to, statements about: the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; the impact of any future product recalls; changes in, or the failure or inability to comply with, governmental regulation; the opportunities for growth, whether through internal development or acquisitions; exchange rate fluctuations; general economic conditions; and trends affecting the ophthalmic industry, our financial condition or results of operations.

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

Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

o resources devoted to research and development may not yield new products that achieve commercial success;

o the production and launch of commercially viable products may take longer and cost more than expected;

o competition may lead to worse than expected financial condition and results of operations;

o changes in reimbursement procedures by third-party payors;

o changes caused by regulatory or market forces in the prices we receive for our products;

o the global economic environment in which we operate, as well as the economic conditions in our markets;

o currency exchange rate fluctuations may negatively affect our financial condition and results of operations;

o the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism;

o supply and manufacturing disruptions could negatively impact our financial condition or results of operations;

o inability to attract qualified personnel, which could negatively impact our ability to grow our business;

o difficulty in protecting our intellectual property rights;

o pending or future litigation may negatively impact our financial condition and results of operations;

o government regulation or legislation may negatively impact our financial condition or results of operations;

o product recalls or withdrawals may negatively impact our financial condition or results of operations;

o the occurrence of environmental liabilities arising from our operations; and

o the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries.

        You should read this report completely and with the understanding that Alcon’s actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the U. S. Securities and Exchange Commission (“SEC”), we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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

        We have accounted for the acquisition of Summit Autonomous Inc. as a purchase and have included its results of operations since July 7, 2000 in our consolidated financial statements.

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(in millions, except per share data)
Statement of Earnings Data:
Sales	$ 3,914	$ 3,407	$ 3,009	$ 2,748	$ 2,554
Cost of goods sold	1,082	1,006	893	798	750

Gross profit	2,832	2,401	2,116	1,950	1,804
Selling, general and administrative	1,237	1,113	1,015	954	856
Research and development	390	350	323	290	246
In-process research and development	--	--	--	--	19
Gain on sale of plant	--	(8)	--	--	--
Amortization of intangibles	73	67	74	117	86

Operating income	1,132	879	704	589	597
Interest income	23	19	22	47	44
Interest expense	(27)	(42)	(53)	(108)	(86)
Other, net	(2)	2	5	(14)	--

Earnings before income taxes	1,126	858	678	514	555
Income taxes	254	263	211	198	223

Net earnings	$ 872	$ 595	$ 467	$ 316	$ 332

Basic weighted average common shares outstanding	306	308	301	300	300
Diluted weighted average common shares outstanding	311	311	303	300	300
Basic earnings per common share(*)	$ 2.85	$ 1.93	$ 1.54	$ 1.05	$ 1.11
Diluted earnings per common share(*)	$ 2.80	$ 1.92	$ 1.53	$ 1.05	$ 1.11
Dividends paid on common shares	$ 169	$ 107	(* )	(* )	(*	)
Dividends paid per common share: U.S. $	$ 0.55	$ 0.35	(* )	(* )	(*	)
Dividends paid per common share: Swiss CHF	CHF 0.72	CHF 0.45	(* )	(* )	(*	)
Cash Flow Data:
Cash provided by (used in):
Operating activities	$ 1,048	$ 915	$ 701	$ 544	$ 431
Investing activities	(256)	(176)	(127)	(149)	(910)
Financing activities	(823)	(669)	(753)	(156)	883
	At December 31,
	2004	2003	2002	2001	2000
	(in millions)
Balance Sheet Data:
Current assets	$2,644	$2,470	$ 2,200	$2,251	$2,045
Working capital (deficit)	767	237	(373)	641	250
Total assets(**)	4,468	4,224	3,880	3,967	3,770
Long term debt, net of current maturities	72	75	81	697	700
Total shareholders' equity	2,188	1,592	974	1,390	1,101

(*) We believe that net earnings are a more appropriate measure of our profitability prior to our IPO in March 2002 than earnings per share, since we were a wholly owned subsidiary of Nestlé. We have not included dividends paid and dividends per share information prior to the IPO as they are not relevant to the investor, since prior to the IPO we were a wholly owned subsidiary of Nestlé. On March 20, 2002, we made a payment to Nestlé that was considered a dividend and repayment of capital under U.S. GAAP of CHF 2.1 billion (or approximately $1.24 billion). This payment was financed by existing cash and cash equivalents and additional borrowings. This entire payment was considered a dividend under Swiss law.

(**)Certain reclassifications have been made to prior year amounts to conform with current year presentation.

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

        The following table sets forth, for the periods indicated, information concerning the exchange rate between Swiss francs and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End (1)	Average (1) (2)	High	Low
2000	1.6202	1.6904	1.7978	1.6202
2001	1.6598	1.6891	1.8185	1.5858
2002	1.3833	1.5567	1.7190	1.3833
2003	1.2380	1.3450	1.4181	1.2380
2004	1.1412	1.2426	1.3202	1.1338

(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2) Represents the average of the daily rates as published by the Federal Reserve Bank of New York during the period.

        The following table sets forth the high and low noon buying rate for the Swiss franc for each of the prior six months:

Month	Period End	Average	High	Low
September 2004	1.2471	1.2629	1.2729	1.2471
October 2004	1.1988	1.2330	1.2663	1.1962
November 2004	1.1421	1.1711	1.2075	1.1389
December 2004	1.1412	1.1465	1.1613	1.1338
January 2005	1.1877	1.1792	1.1960	1.1466
February 2005	1.1585	1.1918	1.2222	1.1585

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

B.    CAPITALIZATION AND INDEBTEDNESS

         Not Applicable.

C.     REASONS FOR THE OFFER AND USE OF THE PROCEEDS

        Not Applicable.

D.     RISK FACTORS

        If the events discussed in these Risk Factors occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In such a case, the market price of our common shares could decline. The risks described below are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations.

Risks Related to Our Business and Industry

Resources devoted to research and development may not yield new products that achieve commercial success.

        We devote substantial resources to research and development. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of a new product, from discovery through testing and registration to initial product launch, typically takes between eight and fifteen years or more for a pharmaceutical product and three and seven years or more for a medical device. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with ophthalmic research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully. For example, we are investing substantial sums in the research and development of new treatments for age-related macular degeneration (“AMD”), a condition in which the retina degenerates, thereby reducing sight. These may take longer and cost more to develop and may be less successful than we currently anticipate, or than other therapies that are presently or soon may be on the market. We can make no assurances that any of the products currently in our development pipeline will be commercially successful.

If we fail to keep pace with advances in our industry or fail to persuade physicians to adopt new products we introduce, customers may not buy our products and our sales and profits may decline.

        The ophthalmic industry is characterized by rapid product development, constant innovation in products and techniques, frequent new product introductions and price competition. Companies that introduce products that are first to market gain a significant competitive advantage. Our future growth depends, in part, on our ability to develop products which are more effective in treating diseases and disorders of the eye or that incorporate the latest technologies. In addition, we must be able to manufacture and effectively market those products and persuade a sufficient number of eye care professionals to use the new products we introduce. For example, glaucoma requires ongoing treatment over a long period of time; thus, many doctors are reluctant to switch a patient to a new treatment if the patient’s current treatment for glaucoma remains effective. Sales of our existing products may decline rapidly if a new product is introduced by one of our competitors or if we announce a new product that, in either case, represents a substantial improvement over our existing products. Similarly, if we fail to make sufficient investments in research and development programs, our current and planned products could be surpassed by more effective or advanced products.

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

The United States Food and Drug Administration (“FDA”) and other regulators may authorize sales of some prescription pharmaceuticals on a non-prescription basis, which would reduce the profitability of our prescription products.

        Managed care organizations have petitioned the FDA to permit sales of some pharmaceuticals currently sold on a prescription basis, including anti-allergy medications, without a prescription. In late 2002, the FDA revised the status of Claritin® (Schering-Plough) from “prescription only” to “over-the-counter,” or “OTC”, following such a petition, although the sponsor ultimately sought the change in status. The FDA may also undertake “OTC switching” on its own initiative. Approval by the FDA of the sale of these products without a prescription would reduce demand for our competing prescription products and, accordingly, reduce our profits. In the future, additional managed care organizations or other third-party payors may petition the FDA to permit sales of some of our pharmaceutical products on a non-prescription basis, which could reduce our profits. Medicines regulators in other jurisdictions have similar powers to authorize OTC switches, either on their own initiative or in response to an approval-holder’s request.

Failure of users of our products to obtain adequate reimbursement from third-party payors could limit market acceptance of our products, which could impact our sales and profits.

        The initiatives of managed care organizations and governments to contain health care costs in the United States and in other countries are placing an increased emphasis on the delivery of more cost-effective medical therapies. This emphasis could adversely affect sales and prices of our products. Physicians, hospitals and other health care providers may be reluctant to purchase our products if they do not receive reimbursement for the cost of our pharmaceutical and surgical products and for procedures performed using our surgical medical device products from third-party payors such as Medicare, Medicaid and health insurance programs, both governmental and private. For example:

o	major third-party payors for hospital services, including government insurance plans, Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies during the last few years, resulting in stricter standards for and lower levels of reimbursement of hospital and outpatient charges for some medical procedures, including cataract procedures and intraocular lenses;

o	most European Union member states impose controls on the prices at which medicines and medical devices are reimbursed under state health care schemes; because of increased pressures to reduce government health care spending and increased transparency of prices following the adoption of the euro, member governments in some countries in the European Union are requesting price reductions to match prices charged in other countries in the European Union; furthermore, with increased price transparency, parallel importation of pharmaceuticals from lower price level countries to higher priced markets has grown; these parallel imports lower our effective average selling price;

o	managed care organizations restrict the pharmaceutical products that doctors in those organizations can prescribe through the use of formularies, the lists of drugs which physicians are permitted to prescribe to patients in a managed care organization, and a failure of our pharmaceutical products to be included on formularies could have an adverse effect on our revenues and profits;

o	competitors may introduce generic products that compete directly or indirectly with our products and such generic products may reduce our unit sales and prices;

o	there are proposed and existing laws and regulations governing product prices and the profitability of companies in the health care industry; and

o	there have been recent initiatives by third-party payors to challenge the prices charged for medical products which could affect our profitability.

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

        Furthermore, in many other countries medical reimbursement is regulated by government agencies. These agencies may reduce the medical reimbursement rates, leading to downward pressure on the prices we receive for our products.

Changes in inventory levels or fluctuations in buying patterns by our large wholesale customers may adversely affect our sales and earnings. We also face additional price risks due to the concentration of certain sales with large wholesale customers.

        A significant portion of our pharmaceutical and eye care products are sold to major pharmaceutical and health care distributors and major retail chains in the United States. Consequently, our sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, wholesalers’ buying decisions or other factors. Additionally, we are exposed to a concentration of credit risk to these customers that, if affected by financial difficulty, could materially and adversely affect our financial results.

The consolidation of wholesale customers could further increase pricing and competitive pressures on pharmaceutical manufacturers, including us.

        Wholesale customers comprise a significant part of the distribution network for pharmaceutical and consumer eye care products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions. As a result, a smaller number of large wholesale distributors control a significant share of the market. Consolidation of drug wholesalers has led to and may further increase pricing and competitive pressures on pharmaceutical manufacturers, including us. In addition, wholesaler purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. We can provide no assurance that wholesaler purchases will not decrease as a result of this potential excess buying.

The global nature of our business may result in fluctuations and declines in our sales and profits.

        Our products are sold in more than 180 countries. We have more than 70 local operations worldwide and almost half of our revenues in 2004 came from customers outside of the United States.

        The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to translation risk. In 2004, our most significant currency exposures were to the euro, Japanese yen and Swiss franc versus the U.S. dollar.

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

        Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products. Our operations outside of the United States are subject to a number of risks and potential costs, including lower product margins, less stringent protection of intellectual property and economic, political and social uncertainty in countries in which we operate, especially in emerging markets. Our continued success as a global company depends, in part, on our ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks in the countries where we do business. These and other risks may have a material adverse effect on our operations in any particular country and on our business as a whole. For example, many emerging markets have currencies that fluctuate substantially, in response to which we may reduce our prices, making our products less profitable. Inflation in emerging markets also makes our products less profitable and increases the credit risks to which we are exposed. We have experienced currency fluctuations, inflation and volatile economic conditions, which have impacted our profitability in the past in several markets, including Argentina, Brazil and Turkey, and we may experience such impacts in the future.

        During the past three years, the economy of Japan, our second largest market, continued to experience very low growth. Because a majority of our sales in Japan are to parties who are reimbursed by the government, a prolonged downturn in the

Japanese economy coupled with an aging population could lead to downward pricing pressures on government reimbursement rates for our products. In recent years, the Japanese Ministry of Health reduced procedure reimbursements for cataract surgery and reimbursements for some pharmaceuticals. This put pressure on the prices of our products in Japan.

We single source many of the active ingredients and components used in our products and interruptions in the supply of these raw materials could disrupt our manufacturing of specific products and cause our sales and profitability to decline.

        We single source active ingredients contained in a majority of our pharmaceutical and contact lens care products, including Travatan® ophthalmic solution, OPTI-FREE® EXPRESS® No Rub® contact lens care solution, Systane® lubricant eye drops, Patanol® ophthalmic solution and Vigamox® ophthalmic solution. In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process. In many cases, we use single-source suppliers for other components and raw materials used in our products. The loss of any of these or other significant suppliers or the inability of a supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers. In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to those suppliers.

In many cases, we manufacture a product, at a single-source facility, and an inability to produce a sufficient quantity of, or any disruption in the manufacturing of, a product at the relevant facility could impair our ability to fill customer orders and could reduce our sales.

        In many cases, we manufacture a product, including some of our key products, at a single-source manufacturing facility. Regulatory approvals of our products are generally limited to a specific approved manufacturing facility. If we fail to produce enough of a product at a facility, or if our manufacturing process at that facility is disrupted, we may be unable to deliver that product to our customers on a timely basis. A failure to deliver products on a timely basis could lead to customer dissatisfaction and damage our reputation. Significant delays in the delivery of our products or a delay in the delivery of a key product could also negatively impact our sales and profitability.

We depend on proprietary technologies. We may not be able to protect our intellectual property rights adequately and are currently subject to at least four claims of infringement of intellectual property.

        We currently hold more than 3,600 patents and have more than 1,900 pending patent applications. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. From time to time, we have faced challenges of our intellectual property rights. Furthermore, we cannot ensure that any pending patent application held by us will result in an issued patent or that, if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies. We have taken measures to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights. In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of patents in our industry frequently involve complex legal issues that are not easily resolved.

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

        In the U.S. and elsewhere, our products are subject to competition from lower priced versions of our products and competing products from Canada, Mexico, and other countries where there are government price controls or other market dynamics that make the products lower priced. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of regulatory harmonization and common market or trade initiatives, such as those underpinning the European Union, and the Internet. A significant influence in the U.S. is the expansion of pharmacies in Canada and elsewhere targeted to American purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to American purchasers, state and local government initiatives and other factors. Most of these foreign imports into the U.S. are illegal under current law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the U.S. Customs Service, and there is increased political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.

        In addition, in December 2003 federal legislation was enacted to change United States import laws and expand the ability to import lower priced versions of our and competing products from Canada and potentially elsewhere, where there are government price controls. These changes to the import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The prior Secretary of Health and Human Services determined that there was not a basis to make such a certification. However, it is possible that the current Secretary or a subsequent Secretary could make the certification in the future. In addition, legislative proposals have been made to implement the changes to the import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the Customs Service, and other government agencies. For example, state and local governments have suggested that they may import or facilitate the import of drugs from Canada for employees covered by state health plans or others, and some already have put such plans in place.

        The importation of foreign products adversely affects our profitability in the U.S. and elsewhere. This impact could become more significant in the future, and the impact could be even greater if there is a further change in the law or if state or local governments take further steps to import products from abroad.

We are subject to extensive government regulation that increases our costs and could prevent us from selling our products.

        The research, development, testing, manufacturing, sale and marketing of our products are subject to extensive governmental regulation. Government regulation includes inspection of and controls over testing, manufacturing, safety and environmental controls, efficacy, labeling, advertising, marketing, promotion, record keeping, reporting, the sale and distribution of pharmaceutical products, import, export and samples and electronic records and electronic signatures. We are also subject to government regulation with respect to the prices we charge and the rebates we offer or pay to customers, including rebates paid to certain governmental entities. Government regulation substantially increases the cost of developing, manufacturing and selling our products.

        In the United States, we must obtain approval from the FDA for each pharmaceutical product that we market and FDA approval or clearance for each medical device that we market, and additional approvals or clearances may be required for product changes. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products distributed outside of the United States are also subject to government regulation, which may be equally or more demanding. Our new products could take a significantly longer time than we expect to gain regulatory approval and may never gain approval. If a regulatory authority delays approval of a potentially significant product, our market value and operating results may decline. Even if the FDA or another regulatory agency approves a product, the approval may limit the indicated uses for a product, may otherwise limit our ability to promote, sell and distribute a product or may require post-marketing studies or impose other post-marketing obligations. If we are unable to obtain regulatory approval of our products, we will not be able to market these products, which would result in a decrease in our sales. Currently, we are actively pursuing approval for a number of our products from regulatory authorities in a number of countries, including, among others, the United States, countries in the European Union and Japan. Continued growth in our sales and profits will depend, in part, on the timely and successful introduction and marketing of some or all of these products.

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

        Noncompliance with applicable United States legal regulatory requirements can result in fines, injunctions, penalties, mandatory recalls or seizures, suspensions of production, denial or withdrawal of pre-marketing approvals, recommendations by the FDA against governmental contracts and criminal prosecution. The FDA also has authority to request repair, replacement or refund of the cost of any device we manufacture or distribute. Regulatory authorities outside of the United States may impose similar sanctions for noncompliance with applicable legal and regulatory requirements.

We may implement a product recall or voluntary market withdrawal and could be exposed to significant product liability claims; we may have to pay significant amounts to those harmed and may suffer from adverse publicity as a result.

        The manufacturing and marketing of pharmaceuticals and medical devices, including surgical equipment and instruments, involve an inherent risk that our products may prove to be defective and cause a health risk. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. We have recalled products in the past and, based on this experience, believe that the occurrence of a recall could result in significant costs to us, potential disruptions in the supply of our products to our customers and adverse publicity, all of which could harm our ability to market our products. A recall of one of our products or a product manufactured by another manufacturer could impair sales of other similar products we market as a result of confusion concerning the scope of the recall.

        From time to time, we are named as a defendant in product liability lawsuits, and although we believe we are not currently subject to any material product liability proceedings, we may incur material liabilities relating to product liability claims in the future, including claims arising out of procedures performed using our surgical equipment. We historically have relied on a combination of self-insurance and third-party insurance to cover potential product liability claims. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities we may incur in the future. Furthermore, effective January 1, 2005, we no longer purchase insurance coverage for this risk. Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees. Successful product liability claims brought against the Company could have a material adverse effect on our financial condition.

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

        We historically have relied on a combination of self-insurance and third-party insurance to cover potential environmental liability claims. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy environmental liabilities we may incur in the future. Furthermore, effective January 1, 2005, we no longer purchase insurance coverage for this risk. Any environmental claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees. Successful environmental liability claims brought against the Company could have a material adverse effect on our financial condition.

We have in the past self-insured through our captive insurance subsidiaries some of our business risks. Effective March 31, 2005, we will self-insure through our captive insurance subsidiaries almost all of our property and casualty, business interruption and liability risks and will discontinue third-party coverage.

        The pharmaceutical and medical device business involves an inherent risk of product liability and any claims of this type could have an adverse impact on us. Furthermore, we have all of the risks for property and casualty, general liability, business interruption and environmental liability exposures that are typical of a public enterprise with manufacturing and marketing activities. Historically, we have relied on a combination of self-insurance through our captive insurance subsidiaries and third-party insurance to cover potential claims from these risks. Effective March 31, 2005, except for fiduciary liability and officers and directors liability insurance, we no longer purchase any form of insurance against these risks for Alcon and its subsidiaries from third-party insurers. We have taken, and will continue to take, what we believe are appropriate measures to protect ourselves from possible adverse consequences of these risks. Though our insurance coverage and cash flows have been adequate to provide for liability claims in the past, future liability claims and other losses from these risks could exceed our insurance coverage limits for past activities and future cash flows, and any significant losses from these risks could have a material adverse effect on our financial condition.

We may not successfully complete and integrate strategic acquisitions to expand or complement our business.

        As part of our growth strategy, we evaluate and pursue strategic business acquisitions to expand or complement our business. Such ventures may bring new products, increased market share or new customers to Alcon’s prominent position in the ophthalmic industry. We cannot ensure that suitable acquisition candidates will be identified. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, governmental regulation (including market concentration limitations) and rapid replacement product developments in our industry. Further, after an acquisition, successful integration of the venture can be complicated by corporate cultural differences, difficulties in retention of key personnel, customers and suppliers, and coordination with other products and processes. Also, acquisitions could divert management’s attention from our existing business and could result in liabilities being incurred that were not known at the time of acquisition or the creation of tax or accounting issues. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

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

        Most of our agreements with Nestlé (or Nestlé affiliates), including the separation agreement, were finalized while we were a wholly owned subsidiary of Nestlé and, as a result, the terms of each may not be as favorable to us as if they had been negotiated between unaffiliated parties. Various conflicts of interest between Alcon and Nestlé could arise. For example, ownership interests of directors or officers of Alcon in Nestlé shares or service as a director or officer of both Alcon and Nestlé could create, or appear to create, potential conflicts of interest when a director or officer is faced with decisions that could have different implications for the two companies, such as disagreement over the desirability of a potential acquisition opportunity, employee retention or recruiting or our dividend policy.

Risks Related to the Securities Markets and Ownership of Our Common Shares

The price of our common shares may fluctuate.

        The market price of our common shares may fluctuate significantly in response to factors, some of which are beyond our control, such as announcements of innovations and discoveries or new products by us or our competitors, developments concerning intellectual property rights and regulatory approvals, and changes in estimates of our financial performance or changes in recommendations by securities analysts. At December 31, 2004, options to purchase approximately 5.7 million common shares granted under our incentive plan were scheduled to become exercisable on March 21, 2005, and in the event such options are exercised and there are sales of substantial amounts of common shares in the public market in connection with or immediately following such exercise by the option holders, the market price of our common shares may decrease significantly.

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

        In addition, in several instances we follow Swiss corporate governance practices instead of the corporate governance practices applicable to a U.S. company under New York Stock Exchange listing standards. A summary of the principal areas of difference is provided under “Directors, Senior Management and Employees – Board Practices – Compliance with New York Stock Exchange (“NYSE”) Listing Standards on Corporate Governance.”

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

        In this document, “IPO” refers to the initial public offering of approximately 69,750,000 of Alcon’s common shares on March 20, 2002. Prior to the IPO, Alcon, Inc. was a wholly owned subsidiary of Nestlé S.A., a Swiss corporation (“Nestlé”).

Capital Expenditures, Acquisitions and Divestitures for the Last Three Years (January 1, 2002 through December 31, 2004):

        The Company’s capital expenditures for property, plants and equipment, to expand and upgrade manufacturing facilities, research and development facilities, and other infrastructure, for the years ended December 31, 2004, 2003 and 2002 were $146.2 million, $157.9 million and $120.9 million, respectively.

        On November 6, 2003, Alcon Cusi S.A., a wholly owned subsidiary of Alcon, sold its contact lens care solutions manufacturing facility located in Madrid, Spain, to AMO Manufacturing Spain, S. L., a wholly owned subsidiary of Advanced Medical Optics, Inc., for $21.6 million in cash.

Capital Expenditures, Acquisitions and Divestitures Currently Underway:

        The conversion of the manufacturing facility in Cork, Ireland, to an intraocular lens manufacturing plant commenced in 2003. The facility should be completed and begin manufacturing intraocular lenses for the European market in 2005. In 2004, additional expenditures were made to upgrade our manufacturing facilities in Puurs, Belgium, Kaysersberg, France, Huntington, West Virginia, and Fort Worth, Texas. We had capital expenditure commitments of $32 million at December 31, 2004. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

        The Company has not announced any acquisitions or divestitures subsequent to December 31, 2004.

B.     BUSINESS OVERVIEW

        Alcon is a research and development driven, global medical specialty company focused on eye care. We develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products to treat diseases and disorders of the eye. Our broad range of products represents one of the strongest portfolios in the ophthalmic industry. We believe we have the largest commitment to ophthalmic research and development of any company worldwide. Currently, our products are sold in over 180 countries, and we are present in every significant market in the world where ophthalmology is practiced. In 2004, we had sales of $3.9 billion, operating income of $1.1 billion and net earnings of $872 million.

Our Products

        Our broad range of products represents one of the strongest portfolios in the ophthalmic industry, with high-quality and technologically advanced products across all major product categories. Our leadership position across most of our product categories enhances our ability to extend our product offerings, through the launch of new and innovative products, and to expand our geographic reach into ophthalmic markets worldwide. We manage our business through two business segments: Alcon United States and Alcon International. Our portfolio spans three key ophthalmic categories: pharmaceutical, surgical and consumer eye care products. See notes 9 and 10 to the consolidated financial statements for a three year history of our sales by segment and category.

Our Pharmaceutical Products

        We are a global leader in ophthalmic pharmaceuticals. We develop, manufacture and market a broad offering of prescription ophthalmic pharmaceutical products.

        The following table lists our principal pharmaceutical products:

Glaucoma	Ocular Anti-Infectives	Ocular Combination	Ocular Allergy	Generics	Otic Combination
Travatan®	Vigamox®(1)	TobraDex®	Patanol®	Timolol GFS	Cipro® HC Otic (1)
Azopt®	Ciloxan®	Maxitrol®	Opatanol®	Pred Acetate	Ciprodex® (1)
Betoptic S®	Tobrex®		Emadine®	Brimonidine
Alomide®
(1) Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG. Vigamox® is licensed to Alcon by Bayer AG.

      Glaucoma Treatment

        In 2004, sales of our glaucoma products were $526.3 million, or 34.1% of our total pharmaceutical sales.

        In 2001, we launched Travatan®, our entry into the prostaglandin analogue class of glaucoma treatments, in the United States. Prostaglandin analogues are the newest and most effective class of compounds currently available to reduce intraocular pressure, the primary characteristic of glaucoma. Travatan® contains the most potent prostaglandin analogue available today. Outside the United States, we have launched Travatan® in more than 95 countries.

        In addition to Travatan®, we offer a complete line of glaucoma products, including Azopt® and Betoptic S® ophthalmic suspensions, both of which utilize other classes of compounds. Azopt®, a carbonic anhydrase inhibitor, has shown to be an excellent adjunct therapy when used with other glaucoma therapies, including prostaglandin analogues, to control intraocular pressure.

        These products are important to our glaucoma franchise and currently make up a majority of our glaucoma sales. We expect these glaucoma products to continue to contribute to our sales growth.

      Anti-infectives, Anti-inflammatories and Combination Therapies

        We currently manufacture and market a broad range of drugs to treat bacterial, viral and fungal infections of the eye and to control ocular inflammation. In 2004, combined sales of our ocular anti-infectives, ocular anti-inflammatories and combination therapies were $572.7 million, or 37.1% of our total pharmaceutical sales.

        Our leading ocular anti-infective product is Vigamox® ophthalmic solution utilizing moxifloxacin. Vigamox® is effective against a broad spectrum of bacteria, including strains resistant to more than one antibiotic. In April 2003, we launched Vigamox® in the U.S. for the treatment of bacterial conjunctivitis. Vigamox® became our leading topical antibiotic in the U.S. due to its broad spectrum, its ability to eradicate resistant bacteria, its ability to penetrate the surface of the eye and its “three times a day” dosing. During 2004, Vigamox® replaced Ciloxan® ophthalmic ointment and solution as our largest selling anti-infective.

        Ciloxan® is offered in both ointment and solution form, providing options for treating ocular infection in a variety of patients. We currently sell Ciloxan® in more than 100 countries. The patents for Ciloxan® have expired in virtually all of the countries where it is marketed, including the U.S. in June 2004.

        Our combination ocular anti-infective/anti-inflammatory product, TobraDex® ophthalmic suspension and ointment, is convenient because it combines a broad-spectrum antibiotic with a proven anti-inflammatory. TobraDex® is currently the only tobramycin/dexamethasone ophthalmic combination product in the U.S. market and has no generic equivalent. We currently sell TobraDex® in more than 90 countries.

      Allergy

        We currently market and manufacture products for the treatment of ocular allergies. In 2004, sales of our ocular allergy pharmaceutical products were $321.4 million, or 20.8% of our total pharmaceutical sales. The allergy market is, by its nature, seasonal, peaking in the spring and again, but to a lesser extent, in the fall.

        Patanol® ophthalmic solution was the first twice-daily ocular allergy product with a dual-action active ingredient, which acts as both an antihistamine and a mast-cell stabilizer. When we introduced Patanol® in 1997, we estimated the total topical ocular allergy market to be less than $100 million. Due in large part to the effectiveness of this drug, our related marketing efforts to physicians and direct-to-consumer advertising, the methods for treating ocular allergy have been expanded to include topical eye drops. This evolution in treatment methods has resulted in sales of topical ocular allergy products in the United States increasing to more than $400 million in 2004. In 2003, we launched a European version of Patanol® under the name Opatanol® ophthalmic solution, and we are also seeking approval of Patanol® in Japan. We currently sell Patanol® in more than 60 countries.

      Otic Products

        We also market combination anti-infective/anti-inflammatory products for ear infections. In 1998, we licensed Cipro® HC

Otic drops to treat otitis externa, commonly known as swimmer’s ear. Cipro® HC Otic currently is marketed in over 30 countries. Sales of this product are seasonal, with the majority of prescriptions written during the summer months.

        In 2003 we strengthened our otic portfolio with the introduction of Ciprodex® otic suspension for the treatment of otitis media in the presence of tympanostomy tubes (“AOMT”) and of otitis externa. The AOMT indication allows us to compete in the market for patients who have middle ear infections and ear tubes. Clinical trials for Ciprodex® otic showed higher cure rates versus market-leading products. Ciprodex® currently is marketed in the U.S. and a small number of countries outside the U.S.

      Generic Pharmaceuticals

        We established Falcon Pharmaceuticals in 1994 to manufacture and market generic ophthalmic and otic pharmaceutical products in the United States. Falcon’s sales in 2004 were $102.1 million, or 6.6% of our total global pharmaceutical sales.

        Falcon’s main product is Timolol GFS, a patented gel forming solution used to treat glaucoma. Timolol GFS is currently the sole generic pharmaceutical approved by the FDA as an AB therapeutically equivalent substitute for Merck’s Timoptic- XE® at the pharmacy. In 2004, Timolol GFS accounted for over 89% of the U.S. prescriptions written for gel formulated timolol. We expect Timolol GFS’s status as the sole generic substitute for Timoptic-XE® to continue through September 2006, when Merck’s patent protection expires.

        Falcon currently manufactures and markets 28 generic pharmaceutical products. Falcon’s other principal generic products include Prednisolone Acetate 1% (which is a steroid used for the treatment of inflammation of the eye), Timolol Solution (for the treatment of glaucoma), Trifluridine (used to treat virus infections of the eye), Brimonidine 0.2% (introduced in 2003 for the treatment of glaucoma), and Neomycin and Polymyxin B Sulfates and Hydrocortisone otic and ophthalmic suspensions (sterile antibacterial and anti-inflammatory combination products for the treatment of bacterial infections in the ear and the eye, respectively).

Our Surgical Products

        We are the global leader in ophthalmic surgical products and manufacture and market the most comprehensive product offering available today.

        The following table lists our principal surgical products:

Cataract	Refractive	Vitreoretinal	General Surgical
Infiniti® vision system	LADARVision® 4000 laser	Accurus® surgical system	BSS Plus® surgical irrigating solution
Infiniti® AquaLase® surgical instruments	LADARWave® CustomCornea® Wavefront System	Accurus® cassettes and probes	Custom Pak® surgical procedure packs
Infiniti® consumables		Grieshaber® microsurgical instruments	A-OK® surgical knives
Series 20000® LEGACY® surgical system		Perfluoron® liquid
LEGACY® consumables		Silikon® 1000 ophthalmic surgical oil
AcrySof ® intraoccular lenses
Viscoelastic devices
- Viscoat®
- Provisc®
- Duovisc®

      Cataract Surgery

        We support our market leadership position through a comprehensive offering of single-use disposable products. Sales of our products for cataract surgery in 2004 were $1.5 billion, or 84.8% of our total surgical sales. We currently market products for cataract surgery in substantially all of our markets.

        The Infiniti® vision system, our newest lens removal system, was introduced in May 2003. Based on initial customer interest, we expect the Infiniti® to maintain our position as worldwide leader in lens removal systems. The Infiniti® vision system is the world’s first and only tri-modal lens removal surgical instrument. With this single instrument, surgeons now have a choice of three different methods to remove a cataract:

o advanced ultrasound phacoemulsification alone,

o the combination of ultrasound and oscillation provided by the NeoSoniX® handpiece, or

o our entirely new AquaLase® liquefaction device that generates pulses of surgical solution to safely break up and remove the natural lens material.

        Our comprehensive line of single-use products for cataract procedures includes the cassettes used in the LEGACY® and Infiniti® vision systems, a full line of viscoelastics to protect delicate tissues of the eye during the procedure, surgical knives and surgical irrigating solutions.

        Our AcrySof® intraocular lenses are the most widely implanted foldable intraocular lenses in the world. AcrySof® intraocular lenses are made of the first material specially engineered for use in an intraocular lens. This acrylic material is more compatible with the human eye than silicone. In 2003, with the exception of Japan, we globally launched the AcrySof® Natural intraocular lens. The AcrySof® Natural is the first foldable ultraviolet and blue light-filtering intraocular lens on the market in the U.S. and is specially designed to approximate the light filtration properties of a healthy human lens. The AcrySof® Natural is currently sold in over 70 countries.

        We also continued with a limited and controlled rollout of the AcrySof® ReSTOR® intraocular lens in countries other than the U.S. and Japan. ReSTOR® is yet not available in China or Korea. This newly developed lens has a unique optical system that incorporates an apodized diffractive, refractive structure that provides distance, near and intermediate vision for the patient following lens removal surgery, thereby significantly reducing the patient’s need for or dependence on eyeglasses.

      Vitreoretinal Surgery

        Our vitreoretinal surgical product offering is one of the most comprehensive in the industry for surgical procedures for the back of the eye. In 2004, market-leading sales of our products for vitreoretinal surgery were $178.6 million, or 9.8% of our total surgical sales. We currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

        The Accurus® surgical system integrates all automated, non-laser surgical functions used in vitreoretinal surgery. Some Accurus® models can also perform phaco procedures for cataract removal, as well as combined cataract and vitreoretinal procedures. We support the leading position of the Accurus® through our full line of vitreoretinal products, including lasers, ultrasound diagnostics and hand-held microsurgical instruments. In the second quarter of 2004, we launched a series of instruments for use in new small gauge (25 gauge) posterior segment surgical procedures. These new offerings enhanced our Accurus® consumable products offerings and further extended the high performance technology of the Accurus® into emerging vitreoretinal techniques.

      Custom Pak® Surgical Procedure Packs

        To provide convenience, efficiency and superior value for ophthalmic surgeons, we have developed the Custom Pak® surgical procedure pack. We market our Custom Pak® for cataract, refractive and vitreoretinal surgical procedures. Unlike conventional surgical procedure packs, the Custom Pak® allows ophthalmic surgeons and their staff to customize and sequence the products included in the surgical procedure pack. For a single price, our Custom Pak® includes our single-use products required for the procedure, combined with non-ALCON® products. We believe that our Custom Pak® allows ophthalmic surgeons to improve their efficiency in the operating room, and this gives us the opportunity to provide access to our single-use products in a value-added package. We estimate that a Custom Pak® was used in a majority of the cataract surgeries performed in the United States in 2004. Our Custom Pak® has been successful in Europe, and we see growth potential in other markets, including Latin America and Japan.

      Refractive Surgery

        In 2004, sales of our laser refractive products and related technology fees were $62.8 million, or 3.5% of our total surgical sales.

        Our LADARVision® 4000 excimer laser is the only system to combine an active laser radar eye tracker and a true small-spot laser beam to deliver to surgeons advanced laser technology for the treatment of refractive patients. The unique registration capability of this system provides for extreme accuracy in placement of the laser beam. Several advancements to the system to improve the speed of the procedure are currently being implemented or are in development, beginning with automation of the registration process to increase accuracy and decrease procedure time.

        We also manufacture and market the LADARWave® aberrometer, a wavefront device that measures refractive errors of the entire optical system. LADARWave® can create and display this information as a three-dimensional map of the cornea. When used in combination with the LADARVision® 4000, physicians can measure and treat visual aberrations that previously went undetected, and provide a customized treatment for each individual patient.

        The clinical trials conducted to gain approval of the CustomCornea® wavefront system produced better quality of vision for patients than conventional LASIK. Phase IV clinical trials conducted on commercial patients have confirmed that results with this system are also superior to that of other systems. The LADARVision® system received an expansion of the FDA approval for customized LASIK in the second quarter of 2004, giving our system the widest range of approvals on the market and allowing surgeons to treat more than 90% of the myopic population. Trials to further broaden the range of correction for CustomCornea® are ongoing. We received the FDA’s first approval of customized procedures in late 2002 to correct patients with spherical myopia and have additional FDA filings planned to broaden the range of correction for LADARWave®.

Our Consumer Eye Care Products

        We market contact lens care products, artificial tears and ocular vitamins. We currently market our contact lens care and artificial tears products in most of the countries where we sell products.

        The following table lists our principal products in these areas:

Contact Lens Care	Artificial Tears	Ocular Vitamins
OPTI-FREE® EXPRESS® No Rub®multi-purpose disinfecting solution	Systane® lubricant eye drops	ICAPS® dietary supplements
OPTI-FREE® multi-purpose solution	Tears Naturale® Forte lubricant eye drops
OPTI-FREE® SupraClens® liquid enzyme	Tears NaturaleFree® lubricant eye drops
CLERZ® Plus lens rewetting drops
Opti-One® No Rub® multi-purpose solution UNIQUE-pH® disinfecting solution	Tears Naturale® II lubricant eyedrops with POLYQUAD®antimicrobial preservative
Bion® Tears lubricant eye drops

      Contact Lens Care Products

        Our contact lens care products include disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses, cleaners to remove undesirable film and deposits from contact lenses, weekly enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses. Sales of our contact lens disinfectants in 2004 were $298.9 million, or 53.7% of our total consumer eye care sales.

        OPTI-FREE® EXPRESS® No Rub® multi-purpose disinfecting solution, our leading contact lens care product was the first multi-purpose disinfecting solution to obtain FDA approval to make a “no rub” claim. OPTI-FREE® EXPRESS® No Rub® utilizes a multi-purpose disinfecting solution with high-capacity disinfection and superior protein cleaning benefits, without requiring rubbing of the contact lenses. We introduced this product in 1999 and currently market it in most major markets throughout the world. In 2002, we completed and submitted studies to the FDA that demonstrated superior comfort for OPTI-FREE® EXPRESS® No Rub®, which allowed us to add the claim “Lasting Comfort Formula” to our package. This claim has been added to our EXPRESS® packages around the world as appropriate approvals are obtained.

        Our line of contact lens care products also includes CLERZ® Plus lens rewetting drops, which moisten contact lenses during wear and are clinically proven to reduce protein build-up, OPTI-FREE® SupraClens® preservative-free active cleaning solution and UNIQUE-pH® multi-purpose solution for hard contact lenses.

      Other Vision Care Products

        We manufacture and market artificial tears to treat dry eye syndrome and vitamins formulated to promote good ocular health. We offer a complete line of products for the dry eye sufferer. In February 2003, we added Systane® lubricating eye drops to our product line in the U.S. and, in 2004, we launched the product in more than 30 additional countries. Systane® has a unique “in-the-eye” gelling formula that provides longer-lasting relief of dry eye symptoms. We added a preservative- free unit-dose Systane® to the product line in 2004. The bulk of our sales of artificial tears still comes from our Tears Naturale® line of products. Our Bion® Tears lubricant eye drops contains zinc and bicarbonate and is specially formulated for severe dry eye sufferers.

        We market ICAPS®, Lutein and Zeaxanthin formula, a vitamin specially formulated with anti-oxidants and zinc to promote good ocular health. In its Age Related Eye Disease Study (AREDS), the National Eye Institute found that high levels of anti-oxidants and zinc reduce the risk of age-related macular degeneration in patients at risk for developing it.

Sales and Marketing

        We are present in every significant market in the world where ophthalmology is practiced and currently our products are sold in over 180 countries. We conduct our sales and marketing activities through more than 50 local operating entities and 20 representative/branch offices around the world. We have a sales force of over 2,500 sales representatives consisting of approximately 800 sales representatives in the United States, our largest market, and approximately 1,700 sales representatives outside of the United States. We use the broad reach of our local operations to provide technical service to our optometry customers in the United States and optometric fitters outside of the United States. All of our surgical technical service in the United States and a high percentage of that service outside the United States are provided by our service technicians. In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products. Outside of the United States, our ten largest markets by sales are Japan, France, Spain, Germany, Italy, Canada, the United Kingdom, Brazil, Australia and Mexico.

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

        In each of our markets, we rely on our strong relationships with eye care professionals to maintain and expand our market share. We have established several long-standing programs that bring ophthalmic residents, optometrists and other eye care professionals to our Fort Worth campus and other locations for multi-day training sessions and educational seminars. We also sponsor ophthalmic conferences around the world, and we conduct training seminars where leading ophthalmologists discuss the therapeutic attributes of our products and demonstrate surgical techniques using our products. For example, during the course of 2004, we hosted more than 900 eye care professionals at our Fort Worth campus and manufacturing locations throughout the United States for multi-day training sessions covering ophthalmic procedures using our products. We support these programs by having our sales representatives work closely with our customers and their staffs to better understand their practices and solicit feedback, which is important to our development of new products. We currently have permanent surgical training facilities in more than 40 countries around the world on six continents. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists. Our local sales forces build on the relationships begun in our training programs to advance the sale of our products.

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

        While we market all of our products by calling on eye care professionals, our direct customers and distribution methods differ across business lines. Distributors, wholesalers, hospitals, government agencies, large retailers and physicians are the direct customers for our pharmaceutical products. We sell our surgical products directly to hospitals and ambulatory surgical centers. In the United States, over 80% of our contact lens care products are sold to large grocery, drug and general merchandise retailers. Outside of the United States, we sell most of our consumer eye care products directly to retailers and optical chains, while a smaller amount is sold to distributors for resale directly to smaller retailers and eye care professionals. No single customer accounted for 10% or more of our sales in 2004.

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

Research and Development

        We have the largest research and development commitment of any eye care company worldwide. Our research and development organization consists of approximately 1,300 employees, including more than 290 individuals who are either M.D.s, doctors of optometry or Ph.D.s. Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their commercial experience. We organize our research teams around our pharmaceutical, surgical and consumer eye care products. Candidates for pharmaceutical and contact lens care product development originate from our internal research, from our extensive relationships with academic institutions and from our licensing of molecules from other companies. Our surgical design concepts are internally developed by staff engineers and scientists who, in addition to their own research, gather ideas from ophthalmic surgeons and clinicians in the involved fields. Our research and development organization has been designed to drive global registration of products through a focused central research facility in Fort Worth, Texas, combined with regionally based clinical and regulatory personnel in more than 40 countries outside of the United States.

        We have invested approximately $1.6 billion over the last five years (including $390 million in 2004, $350 million in 2003 and $323 million in 2002) to carry out our strategy of developing products primarily from our own research and development activities.

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

      Product Development

        We are developing new products to treat diseases and conditions in all key ophthalmic categories: pharmaceutical, surgical and consumer eye care products.

        The following table includes additional detail about each of these products in development, including their expected regulatory submission date in the U.S.

Name	Condition	Expected U.S. Submission Date	Status at December 31, 2004 (2)
Pharmaceutical
Brimonidine 0.15% with	Glaucoma	Filed	Filed
POLYQUAD® preservative
Patanase® nasal spray	Allergy	Filed	Filed
RETAANE® 15 mg depot,	Wet AMD	Filed	Filed
anecortave acetate
NEVANACTM (Nepafenac) solution	Anti-inflammatory	2005	Phase III
PROCALYXTM (15(S) HETE) prescription	Dry eye	(1)	Phase III
dry eye product
Rimexolone dry eye product	Dry eye	(1)	Phase II
Moxifloxacin/dexamethasone	Anti-infective/ anti-inflammatory	(1)	Pre-clinical

Moxifloxacin, alternative formulation	Anti-infective	(1)	Pre-clinical
Surgical
AcrySof® ReSTOR® lens	Cataract	Filed	Filed
DisCoViscTM viscoelastic	Cataract	Filed	Filed
AcrySof® Natural Toric lens	Cataract	2005	Advanced development
CustomCornea®, hyperopia	Refractive	2005	Advanced development
Next generation irrigating solution	Cataract/vitreoretinal	2006	Active development
Next generation vitreoretinal system	Vitreoretinal	(1)	Early development
AcrySof® angle-supported phakic lens	Refractive	(1)	Early development
Consumer Eye Care
ICAPS® enhanced formulation	Ocular health	2005	Advanced development
Tear replacement	Dry eye	2005	Advanced development
New contact lens disinfectant solution	Contact lens care	2005	Advanced development
Advanced rewetting drop	Contact lens care	2006	Early development

(1) We currently expect a submission date in 2007 or later.
(2) For a description of the FDA approval process, see "-- Government Regulation" below.

        The expected submission dates in the table above reflect those for the United States. We also expect to file for approval of these products in most of the countries where we currently market our products. For pharmaceutical and consumer eye care products, these approvals generally are received after U.S. approvals. For surgical products, these approvals are often obtained before U.S. approvals. We maintain a significant regulatory presence in major countries to support the filing process outside the U.S.

      Pharmaceutical Product Development

        We are developing new products to treat ophthalmic diseases in six major therapeutic areas: glaucoma, retina, infection, inflammation, allergy, and dry eye.

        In glaucoma, the FDA issued an approvable letter for EXTRAVAN™ ophthalmic solution (Travatan®/timolol), a prostaglandin analogue-beta blocker combination therapy. The FDA has taken similar actions for other prostaglandin analogue-beta blocker fixed combination product applications. We will file a European Marketing Authorisation Application (“MAA”) for EXTRAVAN™ in 2005. A U.S. New Drug Application (“NDA”) for brimonidine 0.15% preserved with POLYQUAD® preservative (polyquaternium-1) was filed in 2004. A Japan NDA for Travatan® was filed in 2004, completing our global submissions for this prostaglandin analogue product.

        In our allergy group, we received U.S. approval in 2004 for an enhanced formulation of olopatadine hydrochloride ophthalmic solution 0.2% for once-daily treatment of ocular itching associated with allergic conjunctivitis. We also filed in late 2004 for U.S. approval of Patanase®, a unique nasal formulation for the treatment of allergic rhinitis, and will be initiating the registration process in Europe during the first half of 2005.

        The U.S. NDA and European MAA for RETAANE® 15 mg anecortave acetate for depot suspension were filed in the fourth quarter of 2004 for the treatment of the “wet” form of AMD. AMD frequently causes rapid loss of vision and is the leading cause of blindness in the U.S. and Europe in people over fifty years of age. Although the results of the twelve-month Phase III clinical trial were not as strong as we would have liked, the overall results indicated that RETAANE® 15 mg depot and the existing approved therapy were not statistically different from each other. This Phase III clinical trial for the treatment of the “wet” form of AMD will continue through twenty-four months into late 2005. Phase III studies on a second indication, directed toward arresting the progression of the “dry” form of AMD in patients who are at risk to convert to “wet” AMD were initiated in 2004 and will continue in 2005. RETAANE® depot development was initiated in Japan.

        In anti-infectives, we continue to expand our global registration efforts for Vigamox®, including the filing of our Japan NDA in 2004. We have initiated development on a combination (moxifloxacin and dexamethasone) to treat eye infections and control inflammation and will conduct Phase I/II clinical trials during 2005. Also, we will initiate Phase II/III clinical trials on an alternative formulation of our successful single entity fourth generation fluoroquinolone, moxifloxacin (Vigamox®), in 2005.

        We have finished our U.S. Phase III clinical program for the development of Nepafenac (NEVANAC™), a proprietary non-steroidal molecule, for control of post-surgical inflammation and will be initiating clinical studies to support registration in the European Union. We plan to file the related U.S. NDA early in 2005.

        In 2005, we will conduct clinical trials for new potential prescription treatments for the discomfort and irritation of dry eye syndrome. Phase III clinical trials will continue on PROCALYX™ (15(S) HETE), a mucin secretagogue, and Phase II clinical trials will be conducted on a novel formulation of the steroid rimexolone.

      Surgical Product Development

        We currently have products in development in the three primary areas of our surgical markets: cataract, vitreoretinal and refractive surgery.

        We continue to build on our AcrySof® intraocular lenses franchise with several filings made in 2004. The proprietary AcrySof® ReSTOR® lens, an apodized diffractive refractive intraocular lens, was filed for FDA review and approval. We also are developing the AcrySof® ReSTOR® for the Japanese market, as well. In early 2005, we plan to file the AcrySof® Natural Toric intraocular lens with the FDA. The AcrySert® delivery system, an advancement in the packaging and implantation of intraocular lenses, was approved in the U.S. in 2003 and Japan in 2004, and we plan to release to the market in 2005.

        We also submitted for FDA approval DisCoVisc™, the next-generation viscoelastic, optimized for all phases of cataract and/or certain refractive procedures, based on new proprietary polymer ratios. We obtained approval for the European Union in 2004.

        We plan to expand our products in the irrigating solutions market with a next-generation irrigating ophthalmic solution, with improved surgical performance and ocular protection based on a proprietary polymer system. This proposed new product has already demonstrated effectiveness in anterior segment surgery and will be studied next in posterior segment surgeries. We plan to file our U.S. NDA and seek approval for the European Union in 2006.

        In cataract surgery, we have planned several software enhancements to our recently launched Infiniti® that will include the addition of a number of new system features. We intend to continue advancing our AquaLase® liquefaction technology and broadening the range of consumable products, including advancements in bi-manual surgery.

        In vitreoretinal surgery, we are developing the next-generation vitreoretinal system to replace the current Accurus® system. In parallel, we will continue to enhance our Accurus® offering with the addition of new handheld accessories and illumination products, adding to this already robust product.

        In laser refractive surgery, we will seek approval for CustomCornea® treatment of hyperopia patients in 2005 for the U.S and European markets. The LADAR™6000 excimer laser/system, approved for Europe in December 2004, will be launched in the U.S. in 2005. The LADAR™6000 enhances the feature set of the LADARVision® system with improved performance targets. The initial launch will be followed by three post-launch features: higher speed ablations, assisted eye registration and undilated eye tracking.

        As a complement to our existing refractive business, we are conducting clinical studies with an angle-supported phakic intraocular lens. Made from the same biocompatible AcrySof® material, this product will offer refractive patients another treatment option along with the current laser-based offerings.

      Consumer Eye Care Product Development

        We currently are developing products in the areas of ocular health, dry eye and contact lens care. We continue to develop enhanced formulations of ocular vitamins that can provide increased nutritional benefits for patients and promote a healthy ocular environment. We also are evaluating novel active ingredients for efficacy in treating dry eye.

        In 2005, we plan to submit for approval a new disinfectant for contact lenses that we believe will be more comfortable than existing solutions and provide better long term wettability. We are also in early development of an advanced rewetting drop based on a proprietary new technology.

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

        As of December 31, 2004, we employed approximately 1,800 people to manufacture our pharmaceutical and contact lens care products at seven facilities in the United States, Belgium, France, Spain, Brazil and Mexico. As of December 31, 2004, we employed approximately 2,300 people to manufacture surgical equipment and other surgical medical devices at nine facilities in the United States, Belgium, Switzerland, Ireland and China. Currently, we manufacture substantially all of our pharmaceutical, contact lens care and surgical products internally and rely on third-party manufacturers for only a small number of products.

        Due to the complexity of certain manufacturing technologies and the costs of constructing and maintaining duplicate facilities, a number of our key products are manufactured at only one of our facilities. Some of these key products include:

Products	Facility
U.S. pharmaceutical products	Fort Worth, Texas
Intraocular lenses (l)	Huntington, West Virginia
ProVisc®, Viscoat®, DuoVisc® viscoelastics	Puurs, Belgium
OPTI-FREE® EXPRESS® No Rub®	Fort Worth, Texas
Accurus®/LEGACY®/Infiniti®	Irvine, California
LADARVision® LADARWave®	Orlando, Florida
Cipro®HC	Barcelona, Spain

(1) We are in the process of converting the Cork, Ireland, manufacturing facility from its refractive equipment production to production of intraocular lenses to provide additional capacity.

Supplies

        The active ingredients used in our pharmaceutical and consumer eye care products are sourced from facilities approved by the FDA or by other applicable health regulatory authorities. Because of the proprietary nature and complexity of the production of these active ingredients, a number of them are only available from a single FDA-approved source. When supplies are single-sourced, we try to maintain a sufficient inventory consistent with prudent practice and production lead- times. The majority of active chemicals and biological raw materials and selected inactive chemicals are acquired pursuant to long term supply contracts. The sourcing of components used in our surgical products differs widely due to the breadth and variety of products. Inventory levels for components used in the production of our surgical products are established based on delivery times and other supply chain factors to ensure sufficient inventory at all times. The prices of our supplies are generally not volatile.

        The following table identifies certain single-source suppliers of raw materials acquired pursuant to contracts entered into in the ordinary course of business and the ALCON® products that contains these raw materials:

Supplier Name	Raw Material	ALCON® Product
Dow Chemical Co.	travoprost	Travatan®
Bayer Aktiengesellschaft	ciprofloxacin	Ciloxan®, Cipro® HC Otic
	moxifloxacin	Vigamox®
Kyowa Hakko Kogyo Co. Ltd.	olopatadine	Patanol®, Opatanol®
Solutia, Inc.	myristinamide	OPTI-FREE® EXPRESS®
Rhodia Inc.	Guar Gum	Systane® lubricant eye drops
Plantex USA, Inc.	timolol	Timolol GFS
Genzyme Corporation	hyaluronate (high molecular weight)	ProVisc®
Lifecore Biomedical, Inc.	hyaluronate (low molecular weight)	Viscoat®
Biogal Pharmaceutical Works LT	Tobramycin	Tobrex® ophthalmic solution (all formats),
TobraDex® (all formats)
Sanofi Synthelabo, Inc.	Betaxolol	Betoptic® ophthalmic solution, Betaxolol (Falcon)
Napp Technologies LLC	Fluorescein	Fluorescite® intravenous solution
Pfizer Centre Source	Neomycin Sulphate	Maxitrol® ophthalmic solution and ointment (all formats)

Alpharma Inc.	Polymixin B	Maxitrol® (ointment only)

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

        Our main competitors in the pharmaceutical market are Allergan, Inc., Bausch & Lomb Incorporated, Novartis AG, Pfizer, Inc., Merck & Co., Inc., Daiichi Pharmaceutical Co., Ltd., Eyetech Pharmaceuticals, Inc. and Santen Pharmaceutical Co., Ltd.

Surgical

        Competition in the ophthalmic surgical market is characterized by category leadership with products that provide superior technology and performance. Innovation, performance and long term relationships are also key factors in this competitive environment. Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service. While we compete throughout the field of ophthalmic surgery, our principal competitors vary somewhat in each area. We compete with Bausch & Lomb and Advanced Medical Optics, Inc. across most of the ophthalmic surgical market. In addition to Bausch & Lomb, our principal competitor in laser refractive surgical equipment is VISX, Incorporated.

Consumer Eye Care Products

        The consumer eye care business is characterized by competition for market share in a maturing market through the introduction of products that provide superior technology or effectiveness. Recommendations from eye care professionals and customer brand loyalty as well as our product quality and price are key factors in maintaining market share in these products. Our principal competitors in contact lens care products are Bausch & Lomb, Advanced Medical Optics, Inc. and Novartis. We compete with Allergan, Pfizer and Novartis in artificial tears products and Bausch & Lomb in ocular vitamins. All consumer eye care markets include significant competition from private label store brands, which generally are less costly to the consumer.

Intellectual Property

        We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2004, we owned approximately 1,000 United States patents and pending United States patent applications and approximately 4,500 corresponding patents and patent applications outside of the United States.

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

        In addition to our patents and pending patent applications in the United States and selected non-U.S. markets, we use proprietary know-how and trade secrets in our businesses. In some instances, we also obtain from third parties licenses of intellectual property rights, principally patents, which are important to our businesses.

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

Philanthropic Efforts

        We have a long-standing commitment to bringing ophthalmic products to those who would not otherwise have access to them. Our Medical Missions Program supported more than 1,213 humanitarian efforts in 2004 involving over 3,600 volunteer eye care professionals in 88 countries. Using products that we provided without charge, these eye care professionals performed over 20,000 cataract procedures in 2004. We also conduct a patient assistance program in the United States, which provided ALCON® glaucoma and other ophthalmic pharmaceutical products to more than 46,000 patients in 2004.

Government Regulation

Overview

        We are subject to comprehensive government controls governing the research, design, clinical and non-clinical development, manufacturing, labeling, advertising, promotion, safety and other reporting, storage, distribution, import, export, sale and marketing of our products in essentially all countries of the world. National health regulatory agencies generally require pre-approval of pharmaceuticals and medical devices prior to their entry into that country’s marketplace. State and local laws also apply to our activities. This section summarizes the applicable regulations in the United States, European Union and Japan. Please also refer to “Risk Factors — Risks Related to Our Business and Industry — We are subject to extensive government regulation that increases our costs and could prevent us from selling our products.”

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

        In order for human clinical studies of a new drug to commence in the United States, an Investigational New Drug Application, or “IND”, must be filed with the FDA; similar notifications are required in other countries. Informed consent must also be obtained from study participants. In general, studies may begin in the United States without specific approval by the FDA after a 30-day review period has passed. However, the FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. Studies are also subject to review by independent Institutional Review Boards (“IRB”), responsible for overseeing studies at particular sites and protecting human research study subjects. An IRB may prevent a study from beginning or suspend or terminate a study once initiated.

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

        Following the completion of clinical trials, we thoroughly analyze the data to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, in the case of a drug product, a New Drug Application, or “NDA”, is filed with the FDA along with proposed labeling for the product and information about the manufacturing processes and facilities that will be used to ensure product quality. Each NDA submission requires a substantial user fee payment for which the FDA has committed generally to review and make a decision concerning approval within 10 months, and of a new “priority” drug within six months. However, final FDA action on the NDA can take substantially longer and also may involve review and recommendations by an independent FDA advisory committee. The FDA may conduct a pre-approval inspection of our manufacturing facility to assess conformance to the current good manufacturing practice requirements and may also inspect sites of clinical investigators involved in our clinical development program to ensure their conformance to good clinical practices. The FDA may not approve an NDA, or may require revisions to the product labeling, require that additional studies be conducted prior to or as a condition of approval, or impose other limitations or conditions on product distribution, including, for example, adoption of a special risk management plan.

        A different but similar application is used for biological products, and generally equivalent FDA review and approval procedures and requirements apply.

        Generic drugs are approved through a different, abbreviated process. Generally an Abbreviated New Drug Application, or “ANDA”, is filed with the FDA. The ANDA must seek approval of a drug product that has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use (labeling) as a so-called “reference listed drug” approved under an NDA with full supporting data to establish safety and effectiveness. Only limited exceptions exist to this ANDA sameness requirement, including certain limited variations approved by the FDA through a special petition process. The

ANDA also generally contains clinical data to demonstrate that the product covered by the ANDA is absorbed in the body at the same rate and to the same extent as the reference listed drug. This is known as bioequivalence. In addition, the ANDA must contain information regarding the manufacturing processes and facilities that will be used to ensure product quality, and must contain certifications to patents listed with the FDA for the reference listed drug.

        Special procedures apply when an ANDA contains certifications stating that a listed patent is invalid or not infringed, and if the owner of the patent or the NDA for the reference listed drug brings a patent infringement suit within a specified time, an automatic stay bars FDA approval of the ANDA for a specified period of time pending resolution of the suit or other action by the court. The first complete ANDA filed with the FDA that contains a certification challenging the patents listed with the FDA for a reference listed drug is also eligible to receive 180 days of exclusivity during which the FDA is prohibited from approving subsequent ANDAs. Certain aspects of these patent and related provisions have been the subject of recent changes by legislation and by FDA rulemaking. Among other things, these changes in the law affect what patents an NDA holder may submit to the FDA for listing, prevent the triggering of multiple automatic stays on FDA approval of an ANDA following initiation of patent infringement suits except in limited circumstances, require ANDA applicants with 180-day exclusivity to bring a product to market within certain prescribed deadlines or forfeit the exclusivity, and clarify or change other aspects of the operation of 180-day exclusivity. The impact of all of these new provisions is not entirely clear at this point, given the newness and complexity of the changes in law and ongoing FDA interpretation and implementation.

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

        In addition to the NDA and ANDA procedures, there is an additional approval mechanism known as a 505(b)(2) application. A 505(b)(2) application is a form of an NDA where the applicant does not have a right to reference all or some of the data being relied upon for approval. Under current regulations and FDA policies, 505(b)(2) applications can be used where the applicant is relying in part on published literature or on findings of safety or effectiveness in another company’s NDA. This might be done, for example, where the applicant is seeking approval for a new use for a drug that has already been approved for a different use or for a different formulation of the same drug that is already approved for the same use. The use of 505(b)(2) applications is the subject of ongoing legal challenge, and it is thus not clear what the permitted use of a 505(b)(2) application might be in the future.

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

        In the United States, medical devices are classified by the FDA as Class I, Class II or Class III based upon the level of risk presented by the device. Class I devices present the least risk and are generally exempt from the requirement of pre-market review. Certain Class II devices are also exempt from pre-market review. Most Class II devices and certain Class III devices are marketed after submission of a pre-market notification under a process which is known as a 510(k) notification procedure. The pre-market notification must demonstrate that the proposed device is “substantially equivalent” to a legally marketed “predicate device” which requires a showing that the device has the same intended use as the predicate device, and either has the same technological characteristics or has different technological characteristics that do not raise different questions of safety and effectiveness than the predicate device. A 510(k) submission is subject to a user fee payment. Class III devices and devices not substantially equivalent to a predicate device are subject to the most stringent regulatory review and cannot be marketed for commercial sale in the United States until the FDA grants approval of a Pre-Market Approval (“PMA”) application for the device. The PMA filing is subject to a substantial user fee payment, and PMA supplement applications are also subject to user fees.

        A PMA must contain proposed directions for use for the device, information about the manufacturing processes and facilities, technical information and reports of nonclinical laboratory studies of the device, clinical data demonstrating that the device is safe and effective for its intended use, and other information required by FDA. The FDA may refer a PMA for review by an advisory panel of outside experts for a recommendation regarding approval of the application. Clinical trials for a medical device must be conducted in accordance with FDA requirements, including informed consent from study participants, and review and approval by an IRB, and, additionally, FDA authorization of an Investigational Device Exemption (“IDE”) application must be obtained for significant risk devices. The FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. The FDA may conduct a pre-approval inspection of our manufacturing facility, and also may inspect clinical investigators and clinical sites involved in our clinical trials program.

        If the FDA’s evaluation of a PMA is favorable, the FDA typically issues an “approvable letter” requiring the applicant to agree to comply with specific conditions, to supply specific additional data or information or to finalize the labeling, in order to secure final approval of the PMA application. Once the conditions contained in the approvable letter are satisfied, the FDA will issue a PMA order for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA order can include post-approval conditions that the FDA believes are necessary to ensure the safety and effectiveness of the device including, among other things, post-market studies or restrictions on labeling, promotion, sale, distribution and use. Products manufactured and distributed pursuant to a PMA are subject to extensive, ongoing regulation by the FDA. The FDA review of a PMA application generally takes one to two years from the date the application is accepted for filing but may take significantly longer.

        FDA user fees, similar to those established for new drug products, were established for medical device products in 2003. Although user fees are being collected by FDA at this time, FDA performance targets are not yet in effect and it is uncertain when they will become effective under the statutory criteria.

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

        In common with the United States, the various phases of pre-clinical and clinical research are subject to significant regulatory controls. The regulatory controls on clinical research in the European Union are now largely harmonized following the implementation of the Clinical Trials Directive 2001/20/EC. Compliance with the national implementations of this directive has been mandatory from May 1, 2004. However, variations in the member state regimes continue to exist, particularly in the number of member states that have missed this deadline.

        All member states currently require regulatory and institutional review board approval of interventional clinical trials. Most European regulators also require the submission of adverse event reports during a study and a copy of the final study report.

        In the European Union, approval of new medicinal products can be obtained only through one of two processes:

o	Mutual recognition procedure. An applicant submits an application in one European Union member state, known as the Reference Member State. Once the Reference Member State has granted the marketing authorization, the applicant may choose to submit applications in other concerned member states, requesting them to mutually recognize the marketing authorization already granted. Under this mutual recognition process, authorities in other concerned member states have 55 days to raise objections, which must then be resolved by discussions among the concerned member states, the Reference Member State and the applicant within 90 days of the commencement of the mutual recognition procedure. If any disagreement remains, all considerations by authorities in the concerned member states are suspended and the disagreement is resolved through an arbitration process. The mutual recognition process results in separate national marketing authorizations in the Reference Member State and each concerned member state.

o

Centralized procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other “innovative medicinal products with novel characteristics.” From November 20, 2005, the centralized procedure will also be mandatory for new chemical entities for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorder or diabetes. Under this procedure, an application is submitted to the European Medicines Agency. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee on Proprietary Medical Products. If this opinion is favorable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

        The European Union has recently expanded its membership. Ten new member states joined in May 2004 and several more eastern European countries are expected to join over the coming years. Several other European countries outside of the European Union, particularly those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

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

      Japan

        In Japan, our largest market outside of the United States, the regulatory process is also quite complex. Pre-marketing approval and clinical studies are required, as is governmental reimbursement approval for medical devices and pharmaceuticals. The regulatory regime for pharmaceuticals in Japan was historically so lengthy and costly that it had been cost-prohibitive for many pharmaceutical companies. Historically, Japan required that all clinical data submitted in support of a new drug application be performed on Japanese patients. This has slowed the development of some new drugs in Japan. Recently, however, as a part of the global drug harmonization process, Japan has signaled a willingness to accept United States or European Union patient data when submitted along with a “bridging” study, which demonstrates that Japanese and non-Japanese subjects react comparably to the product. This approach, which is executed on a case-by-case basis, enables companies like ours to potentially reduce the time to approval and introduction of new drugs into the Japanese market, and we are currently employing these approaches to petition for approval of new ocular drugs in Japan.

        Japan is currently in the process of phasing in new drug regulatory legislation adopted in 2002.

o	Under the new legislation, a “marketing authorization” comparable to the European Union authorization and U.S. NDA will replace the current “approval”/“permit” requirements. This is expected to allow greater flexibility on the part of (Japanese) manufacturers to efficiently organize their production/marketing activities.

o	Notably, the amended legislation will require (i) world-wide compliance with “GMP” (good manufacturing practice) requirements and exporters of devices to Japan and (ii) detailed disclosure of the manufacturing process with the authorities, as well as with the importer in Japan. There are signs that these aspects of the law are about to complicate the manufacturer/distributor relationship.

        The Japanese government has also announced its intention to introduce a new proprietary data “exclusivity” period of up to eight years in order to protect the value of clinical data by 2006.

Other Regulation

      Ongoing Reporting and Recordkeeping

        Following approval, a pharmaceutical or device company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including reporting cases of adverse events and device malfunctions, and maintaining appropriate design control and quality control records. Some medical devices also may be subject to tracking requirements.

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

      Other

        Our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous regulatory authorities, including, in the United States, the FDA, the FTC, the Department of Justice, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, and state and local governments. Among other laws and requirements, our post-approval manufacturing and promotion activities must comply with the Federal Food, Drug, and Cosmetic Act and the implementing regulations of the FDA, and we must submit post-approval reports required by these laws. We must file marketing authorization variations or supplemental applications with the FDA or other regulators and obtain their approval for labeling, manufacturing, and other product changes, depending on the nature of the changes. Our distribution of pharmaceutical samples to physicians must comply with applicable rules, including the Prescription Drug Marketing Act. Our sales, marketing and scientific/educational programs must comply with the medicines advertising and anti-bribery rules and related laws, such as anti-kickback provisions of the Social Security Act, the False Claims Act, the Veterans Healthcare Act, and similar state laws. Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Finally, certain jurisdictions have other trade regulations from time to time to which our business is subject such as technology or environmental export controls and political trade embargoes. Most European Union member states impose controls and restrictions that are similar in nature or effect.

        Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.

Environmental, Health and Safety

        We are subject to a wide range of laws and regulations relating to protection of the environment and employee health and safety, both in the United States and elsewhere. In addition, internal corporate policies and procedures provide a common format for managing these aspects of our business. Our manufacturing facilities, research and development and other support operations undergo regular internal audits relating to environmental, health and safety requirements. Our facilities in the United States are required to comply with applicable Environmental Protection Agency and Occupational Safety and Health Administration regulations. Our facilities outside the United States are required to comply with locally mandated regulations that vary by country. We continue to obtain certifications under the internationally recognized environmental standard ISO 14001. Currently we have three ISO 14001 certified facilities in Europe. These include our pharmaceutical manufacturing facilities in Puurs, Belgium, Barcelona, Spain, and Kaysersberg, France. In addition, the R&D facilities in Barcelona, Spain, and Fort Worth, Texas, are certified under this standard. The Company has also developed its own internal Alcon Environmental Management System based on the core elements of ISO 14001 and implemented this system at all of our other domestic and international manufacturing locations. Based upon our reviews and the outcome of local, state and federal inspections, we believe that our manufacturing facilities are in substantial compliance with all applicable environmental, health and safety requirements. We are not aware of any pending litigation or significant financial obligations arising from any alleged failure to comply with health and safety laws and regulations that are likely to have a material adverse impact on our financial position.

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

        In the United States, debate over the reform of the health care system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs. Various states have adopted mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. New federal legislation, enacted in December 2003, has added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. While these negotiations may increase pricing pressures, it is also possible that the new Medicare prescription drug benefit may increase the volume of pharmaceutical drug purchases, offsetting, at least in part, potential price discounts. The new law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, but some members of Congress are still pursuing legislation that would permit the United States government to use its enormous purchasing power to demand discounts from pharmaceutical companies thereby creating de facto price controls on prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include certain limitations on prescription drug prices. Further, the implementation by the Centers for Medicare & Medicaid Services of the new legislation is ongoing and could result in at least indirect government controls on pricing notwithstanding the non-interference provision in the law. The ultimate impact of these changes remains highly uncertain.

        This focus on pricing has led to other adverse government action, and may lead to other action in the future. For example, in December 2003 federal legislation was enacted to change United States import laws and expand the ability to import lower priced versions of our and competing products from Canada and potentially elsewhere, where there are government price controls. These changes to the import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The prior Secretary of Health and Human Services determined that there was not a basis to make such a certification. However, it is possible that the current Secretary or a subsequent Secretary could make the certification in the future. In addition, legislative proposals have been made to implement the changes to the import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may increase due to market and political forces, and the limited enforcement resources of the FDA, the Customs Service, and other government agencies. For example, numerous states and localities have proposed programs to facilitate Canadian imports, and some already have begun such a program, notwithstanding questions raised by the FDA about the legality of such actions. We expect that pressures on pricing and operating results will continue.

        In the European Union, governments influence the price of pharmaceutical products and medical devices through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the United Kingdom which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

        In Japan, the National Health Ministry biannually reviews the pharmaceutical prices of individual products. In the past, these reviews have resulted in price reductions. In the 2004 biannual review, the Japanese government did not reduce the overall doctors’ fee but reduced the overall drug reimbursement rates by 1%. We expect a similar price review in 2006, in line with the government’s previously announced plan for controlling health care costs. In light of the power of the medical lobby, the government will likely make a deeper cut on the drug reimbursement rates in order to release resources to the doctors’ fee. (On the other hand, compensation for medical devices often takes the form of doctors’ fee.) Adding new technologies or products to the compensation schedule is possible only biannually.

C.     ORGANIZATIONAL STRUCTURE

        Alcon, Inc. is the parent holding company of the worldwide group of Alcon companies. It owns 100% of the common voting stock in Alcon Holdings Inc., the holding company for our U.S. operations. The U.S. operations include a diverse group of legal entities. Alcon Manufacturing, Ltd. and Alcon RefractiveHorizons, Inc. are our U.S. manufacturing arms. Alcon Manufacturing, Ltd. has manufacturing operations in Texas, California, Pennsylvania, and West Virginia. Alcon RefractiveHorizons, Inc. has manufacturing operations in Florida. Alcon Laboratories, Inc. and Alcon RefractiveHorizons, Inc. are our selling, marketing, and distribution arms with physical locations in Texas, California, Maryland, Hawaii, and Florida. Alcon Laboratories, Inc. also maintains sales and technical service staff in almost all 50 states and the District of

Columbia. Alcon Research, Ltd. is our research arm with operations primarily in Texas, California, and Florida. Falcon Pharmaceuticals, Ltd. markets and distributes our generic products. Its headquarters are in Texas. Alcon Pharmaceuticals, Inc. is a distribution operation based in Nevada. TRICL (USA), Inc. is a captive insurance company with its registered office in Vermont.

        Alcon, Inc. directly or indirectly owns numerous other operating entities located throughout the world with significant presence in Europe, Japan, South America, Canada, and Australia. Our International companies are primarily selling, marketing, and distribution entities, but several of these companies also have manufacturing operations and a few have small research facilities. Some of the major companies in our International operations are Alcon Pharmaceuticals Ltd. (Switzerland), S.A. Alcon-Couvreur N.V. (Belgium), Laboratoires Alcon S.A. (France), Alcon Pharma GmbH (Germany), Alcon Laboratories (U.K.) Limited (United Kingdom), Alcon Laboratorios Argentina S.A. (Argentina), Laboratorios Alcon de Colombia, S.A. (Colombia), Alcon Laboratorios, S.A. de C.V. (Mexico), Alcon Laboratorios do Brasil Ltda. (Brazil), Alcon Laboratories (Australia) Pty. Ltd. (Australia), Alcon Canada Inc. (Canada), and Alcon Japan Ltd. (Japan). Alcon, Inc. also owns all of the outstanding shares of Trinity River Insurance Co. LTD., a captive insurance company with its registered office in Bermuda.

D.     PROPERTY, PLANTS AND EQUIPMENT

        Our principal executive offices and registered office are located at Bösch 69, P.O. Box 62, 6331 Hünenberg, Canton of Zug, Switzerland. The principal offices for our United States operations are located at 6201 South Freeway, Fort Worth,Texas 76134.

        We believe that our current manufacturing and production facilities have adequate capacity for our medium term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we continually review the capacity and utilization of our manufacturing facilities. The FDA and other regulatory agencies regulate the approval for use of manufacturing facilities for pharmaceuticals and medical devices, and compliance with these regulations requires a substantial amount of validation time prior to start-up and approval. Accordingly, it is important to our business that we ensure we have sufficient manufacturing capacity to meet our future production needs. We presently anticipate expanding the capacity of six of our manufacturing facilities over the next two years. We have moved into our new research and development facility in Fort Worth. Item 4.A provides additional discussion of capital expenditures underway.

        The following table sets forth, by location, approximate size and principal use of our main manufacturing and other facilities at December 31, 2004:

Location	Approximate Size	Principal Use(s)	Owned/ Leased
	(sq. feet)
United States:
Fort Worth, Texas	1,525,000	Research and development, administrative buildings	Owned
Fort Worth, Texas	124,000	Administrative buildings and warehouse	Leased
Fort Worth, Texas	337,000	Pharmaceutical, contact lens care and surgical solutions	Owned
Fort Worth, Texas	314,000	Pharmaceutical and small volume consumer products	Owned
Houston, Texas	352,000	Surgical (Custom Pak® and consumables)	Owned
Irvine, California	210,000	Surgical (electronic instruments and consumables),research and development	Leased

Huntington, West Virginia	116,000	Surgical (intraocular lenses)	Owned
Sinking Spring, Pennsylvania	165,000	Surgical (hand-held instruments and consumables)	Owned
Orlando, Florida	90,000	Surgical (refractive equipment), research and development	Leased
Outside of the United States:
Barcelona, Spain	439,000	Pharmaceutical, contact lens care, research and development	Owned
Puurs, Belgium	470,000	Pharmaceutical, contact lens care, surgical(viscoelastics and Custom Pak®), administrative	Owned

Kaysersberg, France	135,000	Pharmaceutical, contact lens care	Owned
Sao Paulo, Brazil	90,000	Pharmaceutical, contact lens care	Owned
Sao Paulo, Brazil	61,000	Administrative, warehouse	Leased
Cork, Ireland	33,000	Surgical (refractive equipment facility being converted to produce intraocular lenses)	Leased

Schaffhausen, Switzerland	16,000	Surgical (microsurgical instruments)	Owned
Schaffhausen, Switzerland	21,000	Surgical (microsurgical instruments)	Leased
Mexico City, Mexico	44,000	Pharmaceutical, contact lens care	Owned
Mexico City, Mexico	75,000	Administrative	Owned
Beijing, China	6,000	Surgical (intraocular lenses and sutures)	Leased

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

Overview of Our Business

General

        Alcon, Inc. (“Alcon”) and its subsidiaries (collectively, the “Company”) develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 70 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé’s other businesses and have grown our annual sales from $82 million to over $3.9 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering (“IPO”).

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

        In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 presents opportunities and challenges for pharmaceutical companies. Some states are also moving to implement more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations have supported increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on prescriptions written in 2004. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we need to continuously introduce medically advanced products that differentiate us from our competitors.

        The Medicare Prescription Drug, Improvement and Modernization Act of 2003 puts additional pressure on policy makers to offset the Medicare program’s cost by controlling budgets for reimbursement to surgical facilities. This affects our industry’s ability to maintain premium pricing for older technologies and non-differentiated products. New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries. We are preparing for this challenge by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost effective when their higher costs are compared to their measurable benefits.

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

        In most of the countries in Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, demand for our products in many Asian countries has been rising. In addition, regulatory approval times are long and costs are very high in Japan, which delays the marketing of our pharmaceutical products there. In Japan, the National Health

Ministry reviews prices of individual pharmaceutical products and health services biannually. In the past, these reviews have resulted in price decreases. In 2004, a round of overall price decreases went into effect, including a reduction in the overall drug reimbursement rates by 1%, which puts downward pressure on products we supply.

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

        Our translation risk exposures are principally to the euro, Japanese yen and Swiss franc. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, substantially all of our assets which are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.

        Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits. We experienced negative currency impacts as a result of the strengthening of the U.S. dollar during 2002, but a positive impact during 2004 and 2003. During 2004 and 2003, the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits. In 2002, we experienced the positive effect of the weakening of the U.S. dollar against the major European currencies; however, this positive effect was offset by the increase in the value of the U.S. dollar versus the Japanese yen and Latin American currencies. We refer to the effects of currency fluctuations and exchange rate movements throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

        We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and consumer eye care products. Our operating revenues and operating income are affected by various factors including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher- margin products.

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

        Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. During each of the years 2004, 2003 and 2002, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

        Our amortization costs relate to acquisitions and the licensing of intangible assets. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2004 is estimated to decrease from $72.5 million in 2004 to $20.0 million in 2009.

        In the second quarter of 2004, the Company recorded a current tax benefit of $57.6 million. This benefit resulted from the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several tax audit issues relating to prior years.

        In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 million in cash, resulting in a pretax gain of $8.2 million.

        In connection with the IPO, the Company changed certain provisions of its 1994 Phantom Stock Plan. These changes resulted in a one time $22.6 million charge to operating income during the first quarter of 2002.

Material Opportunities, Challenges and Risks

        The Company is focused on its ability to bring new products successfully to market in a competitive industry environment. The Company’s long term profitability is dependent upon the ability of its research and development activities to provide a pipeline of new products that are successful in the marketplace. In general, we are able to generate higher margins from the sales of our products that are under patents or licenses restricting the production or sale of such products by others. Our goal is to consistently advance the state of our research and development so as to be in a position, as existing products approach the end of their patent or license protection periods, to introduce next generation or new products that provide greater efficacy, broader application or more convenience. Such products under new patents or licenses provide opportunities to maintain and grow our sales.

        Part of our strategy is to devote significant resources to research and development efforts. Over the past three years, we have invested approximately 10% of annual revenues into research and development. We strive to be the first to introduce new products in the marketplace or to provide greater efficacy in treatment of ophthalmic conditions. Being first to the marketplace with a product category can often result in a significant marketing advantage, particularly as larger pharmaceutical companies increase their focus on the ophthalmology field.

        In December 2004, we submitted the final reviewable unit of our New Drug Application for RETAANE® 15 mg

(anecortave acetate for depot suspension) to the United States Food and Drug Administration (“FDA”). We have also submitted its European Marketing Authorisation Application. The Company is seeking approval of the drug as a treatment for patients with subfoveal choroidal neovascularization due to age-related macular degeneration. Although the results of the Phase III clinical trial were not as strong as we would have liked, the overall results indicated that RETAANE® 15 mg depot and the existing approved therapy were not statistically different from each other. While we have invested substantial resources in the research and development of this proposed treatment, we must have approval by one or both of these regulatory bodies in order to commercially market this drug.

        Our ability to maintain profit margins on our products may be affected by a number of regulatory activities throughout the world, from restrictive medical reimbursements for managed care to reduced regulation for imports of pharmaceutical products from other countries to the U.S. We monitor these regulatory activities and the effects on product pricing in our major markets. Where appropriate, we share information with applicable regulatory bodies on the cost of developing new products and the importance of pricing and return of investment as an incentive to develop new and more effective therapeutic treatments. We also monitor regulatory activities to identify initiatives that could undercut consumer protections by the introduction of nonregulated products into the U.S. distribution chain.

        We also focus on cost management. In addition to a strict evaluation of general and administrative expenses, the Company seeks to reduce manufacturing costs through its continuous improvement program. The sale of the Madrid, Spain, manufacturing plant during the fourth quarter of 2003 is an example of our efforts to reduce manufacturing costs. By shifting the Madrid production to other existing manufacturing locations, the Company was able to reduce its fixed production overhead through the sale of the plant, while realizing a gain on the sale.

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

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill and intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist, or at least annually for goodwill.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

o significant underperformance relative to expected historical or projected future operating results;

o significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;

o significant negative industry or economic trends; and

o significant decline in the market value of the intangible asset for a sustained period.

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

Tax Liabilities: We are subject to income taxes in Switzerland, as well as the United States and numerous other foreign jurisdictions. Significant judgment is required in evaluating our tax positions, and management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

Our annual effective tax rate will differ from the Swiss statutory rate, primarily because of higher tax rates in certain non-Swiss jurisdictions. Our effective tax rate may be subject to fluctuations during the fiscal year as new information is obtained which may affect the assumptions we use to estimate our annual effective tax rate, including factors such as our mix of pretax earnings in the various tax jurisdictions in which we operate, valuation allowances against deferred tax assets, reserves for tax audit issues and settlements, utilization of research and experimentation tax credits and changes in tax laws in jurisdictions where we conduct operations.

Litigation Liabilities: Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties. Management reviews litigation claims with counsel to assess the probable outcome of such claims. Management records current liabilities for litigation based on their best estimates of what the Company ultimately will incur to pursue such matters to final legal decisions or to settle them. Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities. However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee Benefits: We must make certain assumptions in the calculation of the actuarial valuation of the Company sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. Furthermore, our actuarial consultants also use subjective factors such as withdrawal and mortality rates. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 15 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

Results of Operations

        The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales
	2004	2003	2002	2004	2003	2002
	(in millions, except percentages)
Sales:
United States	$ 1,990.3	$ 1,785.9	$ 1,632.6	50.9%	52.4%	54.3%
International	1,923.3	1,621.0	1,376.5	49.1	47.6	45.7

Total sales	3,913.6	3,406.9	3,009.1	100.0	100.0	100.0
Costs of goods sold	1,081.6	1,005.9	892.7	27.6	29.5	29.7

Gross profit	2,832.0	2,401.0	2,116.4	72.4	70.5	70.3
Selling, general and
administrative	1,237.3	1,112.5	1,014.7	31.6	32.6	33.7
Research and development	390.4	349.9	323.5	10.0	10.3	10.7
Gain on sale of plant	--	(8.2)	--	--	(0.2)	--
Amortization of intangibles	72.5	67.4	74.5	1.9	2.0	2.5

Operating income	1,131.8	879.4	703.7	28.9	25.8	23.4
Gain (loss) from foreign
currency, net	(2.2)	2.0	4.2	--	0.1	0.1
Interest income	23.3	18.5	22.2	0.6	0.5	0.8
Interest expense	(26.9)	(41.8)	(53.8)	(0.7)	(1.2)	(1.8)
Other, net	(0.3)	--	1.2	--	--	--

Earnings before income taxes	1,125.7	858.1	677.5	28.8	25.2	22.5
Income taxes	253.9	262.7	210.6	6.5	7.7	7.0

Net earnings	$ 871.8	$ 595.4	$ 466.9	22.3%	17.5%	15.5%

        The following table sets forth, for the periods indicated, our sales and operating income by business segment.

				As a % of Total Sales
	2004	2003	2002	2004	2003	2002
	(in millions, except percentages)
Alcon United States:
Pharmaceutical	$ 941.3	$ 813.3	$ 706.9	47.3%	45.5%	43.3%
Surgical	778.0	713.8	678.3	39.1	40.0	41.5
Consumer eye care	271.0	258.8	247.4	13.6	14.5	15.2

Total sales	$1,990.3	$1,785.9	$1,632.6	100.0%	100.0%	100.0%

Segment operating income(1)	$ 925.4	$ 802.4	$ 682.1	46.5%	44.9%	41.8%

Alcon International:
Pharmaceutical	$ 601.3	$ 496.6	$ 383.5	31.3%	30.6%	27.9%
Surgical	1,036.4	872.1	760.2	53.9	53.8	55.2
Consumer eye care	285.6	252.3	232.8	14.8	15.6	16.9

Total sales	$1,923.3	$1,621.0	$1,376.5	100.0%	100.0%	100.0%

Segment operating income(1)	$ 700.0	$ 516.2	$ 429.9	36.4%	31.8%	31.2%

(1) Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

        The following table sets forth, for the periods indicated, sales by product category for Alcon United States, Alcon International and our consolidated operations and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period. All of Alcon United States’ sales are in U.S. dollars and, therefore, this business segment does not experience any currency translation gains or losses.

	2004	2003	Change	Foreign Currency Change	Change in Constant Currency(a)	2003	2002	Change	Foreign Currency Change	Change in Constant Currency (a)
	(in millions, except percentages)
Alcon United States:
Pharmaceutical	$ 941.3	$ 813.3	15.7%	--%	15.7%	$ 813.3	$ 706.9	15.1%	--%	15.1%
Surgical	778.0	713.8	9.0	--	9.0	713.8	678.3	5.2	--	5.2
Consumer eye care	271.0	258.8	4.7	--	4.7	258.8	247.4	4.6	--	4.6

Total sales	$1,990.3	$1,785.9	11.4	--	11.4	$1,785.9	$1,632.6	9.4	--	9.4

Alcon International:
Pharmaceutical	$ 601.3	$ 496.6	21.1	7.5	13.6	$ 496.6	$ 383.5	29.5	8.8	20.7
Surgical	1,036.4	872.1	18.8	8.5	10.3	872.1	760.2	14.7	10.7	4.0
Consumer eye care	285.6	252.3	13.2	6.7	6.5	252.3	232.8	8.4	5.3	3.1

Total sales	$1,923.3	$1,621.0	18.6	7.9	10.7	$1,621.0	$1,376.5	17.8	9.3	8.5

Total:
Pharmaceutical	$1,542.6	$1,309.9	17.8	2.9	14.9	$1,309.9	$1,090.4	20.1	3.1	17.0
Surgical	1,814.4	1,585.9	14.4	4.7	9.7	1,585.9	1,438.5	10.2	5.6	4.6
Consumer eye care	556.6	511.1	8.9	3.3	5.6	511.1	480.2	6.4	2.5	3.9

Total sales	$3,913.6	$3,406.9	14.9	3.8	11.1	$3,406.9	$3,009.1	13.2	4.2	9.0

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2004 reported amounts, calculated using 2003 monthly average exchange rates, to the actual 2003 reported amounts. The same process was used to compare 2003 to 2002. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2004 compared to year ended December 31, 2003

Sales

        For the year ended December 31, 2004, the Company’s global sales increased 14.9% to $3,913.6 million over sales for 2003. The strength of foreign currencies, particularly the euro and the Japanese yen against the U.S. dollar, was responsible for a 3.8% increase in sales for the period. Excluding the effect of foreign exchange fluctuations, global sales would have grown by 11.1%, reflecting volume growth in most markets. Sales in the U.S., Japan, Brazil, Canada, Germany, France, Spain, the United Kingdom, Italy, Australia and Russia provided the majority of the growth in constant currency.

PRODUCT SALES	2004	2003	Change	Foreign Currency Change	Change in Constant Currency(a)
	(in millions, except percentages)
Infection/inflammation	$ 572.7	$ 517.9	10.6%
Glaucoma	526.3	432.4	21.7
Allergy	321.4	276.6	16.2
Otic	171.3	122.9	39.4
Other pharmaceuticals/rebates	(49.1)	(39.9)	*

Total Pharmaceutical	1,542.6	1,309.9	17.8	2.9%	14.9%

Intraocular lenses	583.9	498.6	17.1
Cataract/vitreoretinal	1,167.7	1,017.0	14.8
Refractive	62.8	70.3	(10.7)

Total Surgical	1,814.4	1,585.9	14.4	4.7	9.7

Contact lens disinfectants	298.9	282.2	5.9
Artificial tears	141.5	117.3	20.6
Other	116.2	111.6	4.1

Total Consumer Eye Care	556.6	511.1	8.9	3.3	5.6

Total Global Sales	$ 3,913.6	$ 3,406.9	14.9	3.8	11.1

* Not Meaningful
(a) Change in constant currency is determined by comparing adjusted 2004 reported amounts, calculated using 2003 monthly average exchange rates, to the actual 2003 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical

        Global sales of our pharmaceutical products increased 17.8% (14.9% in constant currency) to $1,542.6 million in the year ended December 31, 2004. Sales of key products contributed to significant growth in all major therapeutic categories.

        Sales of products for treatment of infections and inflammation increased 10.6% during the year ended December 31, 2004. This increase was driven by higher sales of TobraDex® ophthalmic suspension and ointment, our successful combination drug, and higher sales of the Company’s fluoroquinolone anti-infectives. Our combined sales of fluoroquinolone anti-infectives grew by 14.3% in the year ended December 31, 2004. Since the launch of Vigamox® ophthalmic solution in May 2003, the fourth generation fluoroquinolone has continued to increase in market share. U.S. physicians have rapidly converted to Vigamox® from third generation fluoroquinolones, including our Ciloxan® ophthalmic solution and ointment whose U.S. patent expired in June 2004. At the time the patent for Ciloxan® expired, approximately 63% of Ciloxan® prescriptions in the U.S. had been converted to Vigamox®. Ciloxan® sales continued to increase in International markets while Vigamox® sales were mainly in North America. Ciloxan® is now sold in more than 100 markets while Vigamox® sales have been recorded in less than ten markets. We plan to introduce Vigamox® into additional markets in 2005. (Vigamox® is licensed to us by Bayer AG.)

        Our line of glaucoma products continued to show strong sales growth. Travatan® ophthalmic solution, our prostaglandin analogue, continued its global expansion with a 48.6% increase in sales for the year ended December 31, 2004. Travatan® is now sold in more than 90 markets. During the same period, Azopt® ophthalmic suspension, the Company’s topical carbonic anhydrase inhibitor (TCAI), posted a 38.7% sales increase largely from growth in our International markets.

        Global sales of our key allergy product, Patanol® ophthalmic solution, grew 17.9% in the year ended December 31, 2004. U.S. sales of Patanol® increased 14.0% in the year ended December 31, 2004 over 2003, despite less severe allergy seasons in 2004 and increased competitive product sampling. Patanol®, sold in Europe as Opatanol® ophthalmic solution, generated International sales representing a 70.7% increase over 2003. Opatanol® was first introduced in selected European markets during the first quarter of 2003. We have continued to launch Patanol® in additional countries in 2004 and the product is now sold in more than 60 markets. These launches in additional countries represented a major part of the growth in Alcon International Patanol® sales. In addition, market share continued to increase in existing Alcon International markets.

        Our offering of otic products achieved the strongest growth rate, 39.4%, within the pharmaceutical line. U.S. sales of Ciprodex® otic suspension, approved in July 2003 by the FDA, were responsible for the increase in otic products sales during 2004. Ciprodex® otic is approved for treatment of middle ear infections in children with ear tubes and outer ear infections. (Ciprodex® is a trademark of Bayer AG, licensed to us by Bayer AG.)

Surgical

        Global sales of our surgical products grew 14.4% (9.7% in constant currency) to $1,814.4 million in the year ended December 31, 2004. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, provided this growth, which was offset by decreased sales of our refractive products.

        Sales of intraocular lenses increased 17.1% in the year ended December 31, 2004. AcrySof® Natural intraocular lenses, which filter both ultraviolet and blue light, were approved by the FDA in June 2003 and continue to be the key to this sales growth. Emerging clinical evidence links retinal damage with high frequency blue light. Intraocular lens sales increased outside the U.S. by 20.1% in the year ended December 31, 2004, with incremental sales contribution from the rapidly growing AcrySof ® Natural lens and continued sales growth in other single-piece intraocular lenses.

        Total cataract equipment sales increased 65.7% in the year ended December 31, 2004 compared to 2003. The primary contributor to this sales growth was the Infiniti® vision system, which was first sold in August of 2003. This tri-modal lens removal system commands a premium price and generated more sales than any of our other surgical equipment products during 2004.

        Sales of cataract procedure paks, customized and sequenced packages of products required for cataract surgeries, grew 19.5% over 2003.

        Sales of our refractive products declined by 10.7%. Increased technology fees related to the use of our CustomCornea® wavefront system resulted in an increase in total refractive technology fees for the year ended December 31, 2004 compared to 2003. However, sales of refractive equipment declined in the year ended December 31, 2004 from 2003. Equipment sales in 2003 benefited from the sale of LADARWave® wavefront aberrometers to our existing LADARVision® 4000 excimer laser customers. In addition, sales of LADARVision® equipment decreased in 2004 due to competitive conditions in the refractive equipment market.

        In late June 2004, the FDA approved an expansion of the treatment range for our customized wavefront-guided LASIK procedure, CustomCornea®. This expansion of indications was critical in increasing the number of procedures performed using the CustomCornea® technology. During the year ended December 31, 2004, approximately 36% of LADARVision® procedures in the U.S. used the CustomCornea® technology compared to approximately 18% in 2003.

Consumer Eye Care

        Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 8.9% (5.6% in constant currency) to $556.6 million in the year ended December 31, 2004.

        Sales of our contact lens disinfectants grew by 5.9% in the year ended December 31, 2004 compared to 2003, due primarily to improved sales of OPTI-FREE® EXPRESS® multi-purpose disinfecting solution, which increased by 6.9%. Sales of OPTI-FREE® (an older formulation multipurpose disinfecting solution) increased 9.6% in the year ended December 31, 2004, due to strong performance in International markets. Reduced sales of older generation contact lens care products and decreased private label sales offset this increase.

        Our line of artificial tears products grew 20.6% during the year ended December 31, 2004 over 2003. Strong performance by Systane® lubricant eye drops accounted for the majority of the growth. Higher sales of Tears Naturale® outside the U.S. provided most of the remaining growth.

Gross Profit

        Gross profit increased 18.0% to $2,832.0 million in the year ended December 31, 2004 from $2,401.0 million in 2003. Gross profit increased as a percent of sales to 72.4% in the year ended December 31, 2004 from 70.5% in 2003.

        This increase was due to variations in product sales mix, price increases of certain products and the impact of exchange rates on sales. This increase also resulted from production efficiencies throughout most of our manufacturing facilities, reduced overhead following the sale of the Madrid, Spain, manufacturing facility in November 2003, and startup costs in 2003 related to the Infiniti® vision system and the LADARWave® diagnostic device.

Operating Expenses

        Selling, general and administrative expenses increased 11.2% to $1,237.3 million in the year ended December 31, 2004. Selling, general and administrative expense as a percentage of sales improved to 31.6% from 32.6%. This improvement resulted from leveraging our Company’s global infrastructure and continued operating efficiencies gained from cost control offset in part by expansion of the sales force and by pre-launch expenses related to RETAANE® 15 mg anecortave acetate for depot suspension and to AcrySof® ReSTOR® lenses. Selling, general and administrative expenses in 2003 included the launch expenses of Ciprodex® otic, AcrySof® Natural, Infiniti®, Vigamox®, LADARWave® and Opatanol®.

        Research and development expenses of $390.4 million in the year ended December 31, 2004 increased 11.6% in 2004 over 2003. The growth primarily represents costs related to the development of 2004 product submissions (in the therapeutic areas of age-related macular degeneration and nasal allergy) and the licensing of a new compound. Research and development expenses declined to 10.0% of sales from 10.3% of sales in 2003.

        Amortization of intangibles increased 7.6% in the year ended December 31, 2004 over 2003. In June 2004, we bought out the remaining payment obligations under a license agreement that provided for future royalties, converting it into a fixed price license agreement. This increase reflects a $9.5 million increase from amortization of the license agreement offset by decreases from the expiration of other intangibles.

Operating Income

        Operating income increased 28.7% to $1,131.8 million in the year ended December 31, 2004 from $879.4 million in 2003. Operating income improved to 28.9% of sales in the year ended December 31, 2004 from 25.8% in 2003. This increase in 2004 reflects an increase in gross profit that significantly exceeded increases in operating expenses. This increase is particularly noteworthy because operating income in 2003 also included a gain on the sale of the Madrid, Spain, manufacturing plant of $8.2 million.

        Alcon United States business segment operating income increased 15.3% to $925.4 million, or 46.5% of sales, in the year ended December 31, 2004 from $802.4 million, or 44.9% of sales, in 2003. Operating income in 2004 improved as a result of sales volume gains, price increases on pharmaceuticals, lower manufactured cost of goods, and improved mix of higher margin products.

        Alcon International business segment operating income increased 35.6% to $700.0 million, or 36.4% of sales, in the year ended December 31, 2004 from $516.2 million, or 31.8% of sales in 2003. In 2004, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

        Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.

Interest and Other Expenses

        Interest income increased 25.9% to $23.3 million in the year ended December 31, 2004 from $18.5 million in 2003, primarily as a result of higher investment rates in 2004. Interest expense decreased 35.6% to $26.9 million in the year ended

December 31, 2004 from $41.8 million in 2003, resulting from slightly lower short term interest rates and reduced debt.

Income Tax Expense

        Income tax expense decreased 3.3% to $253.9 million in the year ended December 31, 2004, from $262.7 million in 2003. A significant portion of this decrease resulted from a current tax benefit of $57.6 million in the aggregate recorded in the second quarter of 2004. This benefit was mainly due to the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years.

        The resulting effective tax rate was 22.6% in the year ended December 31, 2004, compared to 30.6% in 2003. Excluding the impact of the filing of amended tax returns for prior years and the resolution of tax audit issues, the effective tax rate would have been 27.7% for the year ended December 31, 2004. The remaining tax rate improvement primarily reflects a shift of income to jurisdictions with lower tax rates and the accrual of a 2004 tax credit for research and experimentation expenses.

        We plan to fund more of our research and development in the U.S. rather than elsewhere in 2005 and the following years. This results from the evolving nature of our research and development focus to more retinal and glaucoma pharmaceutical products and from new and expected U.S. tax regulations which reduce the benefit of owning intellectual property outside the U.S. We expect this to decrease our effective tax rate by about 3% in 2005 primarily by increasing our U.S. tax deduction for research and development. We expect further declines in our effective tax rate in 2006 and 2007 of about 2% to 3% each year, at which point it should remain relatively stable for the remainder of the decade (excluding any extraordinary events).

Net Earnings

        Net earnings increased 46.4% to $871.8 million in the year ended December 31, 2004 from $595.4 million in 2003. This increase resulted from an increase in gross profit that exceeded increases in operating expenses and from lower net interest expense and income tax expense, including the tax benefits of $57.6 million discussed above.

Year ended December 31, 2003 compared to year ended December 31, 2002

      Sales

        All major product categories positively contributed to the 13.2% growth in global sales for year ended December 31, 2003. Growth in product unit volumes accounted for a majority of the sales increase. Currency exchange rates also favorably impacted sales growth for 2003, largely attributable to the strength of the euro against the U.S. dollar. Excluding the impact of foreign exchange fluctuations, sales would have grown by 9.0%.

        Sales in the major Latin American markets of Brazil and Mexico attained significant constant currency growth during 2003. Prevailing competitive market conditions and lower reimbursement for cataract and vitreoretinal surgery continued to restrain sales in Japan, our largest international market during 2003.

PRODUCT SALES	2003	2002	Change	Foreign Currency Change	Change in Constant Currency (a)
	(in millions, except percentages)
Infection/inflammation	$ 517.9	$ 446.0	16.1%
Glaucoma	432.4	349.6	23.7
Allergy	276.6	223.1	24.0
Otic	122.9	89.7	37.0
Other pharmaceuticals/rebates	(39.9)	(18.0)	*

Total Pharmaceutical	1,309.9	1,090.4	20.1	3.1%	17.0%

Intraocular lenses	498.6	437.7	13.9
Cataract/vitreoretinal	1,017.0	927.0	9.7
Refractive	70.3	73.8	(4.7)

Total Surgical	1,585.9	1,438.5	10.2	5.6	4.6

Contact lens disinfectants	282.2	275.1	2.6
Artificial tears	117.3	99.2	18.2
Other	111.6	105.9	5.4

Total Consumer Eye Care	511.1	480.2	6.4	2.5	3.9

Total Global Sales	$ 3,406.9	$ 3,009.1	13.2	4.2	9.0

* Not Meaningful
(a) Change in constant currency is determined by comparing adjusted 2003 reported amounts, calculated using 2002 monthly average exchange rates, to the actual 2002 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical

        Global sales growth was led by sales of our pharmaceutical products, which increased 20.1% (17.0% in constant currency). Broad-based gains were achieved across most major therapeutic market segments and key products.

        Vigamox® ophthalmic solution, our newest fluoroquinolone ocular infection treatment, was introduced in April 2003 and quickly built momentum. Within the U.S. market, we began converting our existing business from Ciloxan® ophthalmic solution and ointment, our third generation fluoroquinolone anti-infective product, in advance of its patent expiration in June 2004, to Vigamox®. Although a portion of Vigamox® sales reduced sales of Ciloxan®, total fluoroquinolone sales increased by 32.5% in 2003. (Vigamox® is licensed to us by Bayer AG.)

        Among our glaucoma products, Travatan® ophthalmic solution continued to expand its global market reach with sales of $135.3 million for the year ended December 31, 2003, compared to $70.9 million in 2002. Travatan® continued to increase its prescription share of the U.S. prostaglandin market and outpaced the overall growth of our glaucoma products. In addition, the product continued to achieve significant market share gains in the key European markets of Italy, Germany and France, as well as the Latin American markets of Brazil, Argentina, Mexico and Chile.

        Our key allergy product, Patanol® ophthalmic solution, achieved sales in 2003 of $252.0 million and grew 27% over 2002. Patanol® continued to hold its market leadership position in the U.S., achieving 24.6% growth over 2002 in the U.S. market with record sales. The European launch of this product under the tradename Opatanol® ophthalmic solution early in 2003 contributed to this product’s sales growth.

        Our line of otic products achieved the strongest growth rate within the pharmaceutical line. On July 25, 2003, approval was received from the FDA to market Ciprodex® otic suspension for both middle ear infections in children with ear tubes and outer ear infections. The launch of Ciprodex® otic combined with our existing Cipro® HC otic solution sparked the growth of this segment by extending the line to provide complete therapeutic coverage for both outer and middle ear infections. (Ciprodex® and Cipro® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG.)

        Our other key branded products that contributed to the sales growth of the International pharmaceutical line were Azopt® ophthalmic suspension, TobraDex® ophthalmic suspension and ointment, Maxitrol® ophthalmic suspension and ointment and Tobrex® ophthalmic solution and ointment.

Surgical

        Our line of surgical products grew 10.2% (4.6% in constant currency) for the year ended December 31, 2003 compared to 2002, despite a decline of 4.7% in sales of refractive products. Surgical sales were generally strong in all major markets except Japan where governmental reimbursement reductions and competitive pressures, particularly in the intraocular lens business, resulted in a contraction of surgical products sales by approximately 7%. Otherwise, sales of AcrySof® intraocular lenses led the growth of the surgical business.

        The AcrySof® Natural lens, launched in the U.S. during the third quarter 2003, contributed to the global growth. AcrySof® Natural is the first foldable intraocular lens that filters both ultraviolet and portions of high frequency blue light spectrum to receive FDA approval. Clinical evidence is emerging that links retinal damage with high frequency blue light. Outside the U.S., our line of viscoelastic products also contributed to sales growth.

        The Infiniti® vision system, our tri-modal lens removal system, was added to our line of surgical equipment in 2003. This product commands a premium price and boosted the growth of our equipment line. Shipments of Infiniti® began in the U.S. and International markets during the third quarter of 2003 and gained momentum.

        The commercial launch of the LADARWave® wavefront aberrometer and CustomCornea®, our custom ablation wavefront refractive technology, continued to gain acceptance in the marketplace as evidenced by increasing numbers of custom procedures being performed in the U.S. Sales of our refractive products, however, were negatively affected by global economic conditions, flat consumer demand and low demand for laser equipment.

Consumer Eye Care

        Our global consumer eye care sales, which consists of contact lens care and other general eye care products, grew 6.4% (3.9% in constant currency). Sales of our contact lens disinfectant products, including OPTI-FREE® EXPRESS® contact lens care solutions, grew 2.6% in 2003 in the face of difficult competitive market conditions in the U.S. and Japan.

        Our artificial tears products made strong gains during the same period and benefited from the performance of our new dry eye product, Systane® lubricant eye drops, which has steadily gained market share since its U.S. introduction in February 2003. International sales of artificial tears were positively impacted by growth of our Tears Naturale® lubricant eye drops franchise.

      Gross Profit

        Gross profit increased 13.4% to $2,401.0 million, or 70.5% of sales in the year ended December 31, 2003 compared to $2,116.4 million, or 70.3% of sales in 2002. This slight improvement in gross profit as a percentage of sales is partially due to charges in 2002 of $3.4 million related to changes made to an employee deferred compensation plan and $5.9 million associated with the write-off of SKBM® microkeratome inventory and related manufacturing equipment. Gross profit was positively affected by price increases (primarily in the U.S.) and increased manufacturing efficiencies. Negatively affecting margins in 2003 were startup costs associated with the LADARWave® and the Infiniti®, higher third-party royalty expenses, price pressures in Japan and geographic sales mix.

      Operating Expenses

        Selling, general and administrative expenses were $1,112.5 million, or 32.6% of sales, in the year ended December 31, 2003 compared to $1,014.7 million, or 33.7% of sales, in 2002. This large decrease in selling, general and administrative expenses as a percentage of sales is primarily due to the fact that, in 2002, there were $12.6 million of expenses related to changes made to an employee deferred compensation plan and $14.1 million of customer refunds and other costs associated with the decision to recall and terminate the SKBM® microkeratome product line. Selling, general and administrative expenses in 2003 included the impact of the expansion of the U.S. pharmaceutical sales force, launch expenses of several new products including Ciprodex® otic, AcrySof® Natural, Infiniti®, Vigamox®, LADARWave®and Opatanol® and pre-launch expenses associated with anecortave acetate. These increased costs were partially offset by declines in legal fees and bad debts expense.

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

        Alcon United States business segment operating income increased 17.6% to $802.4 million, or 44.9% of sales, in the year ended December 31, 2003 from $682.1 million, or 41.8% of sales, in 2002. The improvement in operating income is partially due to the inclusion in 2002 of $12.6 million of costs associated with the decision to recall and terminate the SKBM® microkeratome. Operating income in 2003 also improved as a result of price increases on pharmaceuticals, lower manufactured cost of goods, improved mix of higher margin products, and slower growth in selling, general and administrative expenses.

        Alcon International business segment operating income increased 20.1% to $516.2 million, or 31.8% of sales, in the year ended December 31, 2003 from $429.9 million, or 31.2% of sales, in 2002. Operating income in 2002 reflected one-time costs of $13.3 million related to the decision to recall and terminate the SKBM® microkeratome. Operating income as a percent of sales was affected in 2003 by a reduction in gross profit margins as a result of the foreign currency and geographic mix of sales and operating profits. Japan, our second largest market, did not grow in line with our other international markets as we were faced with pricing pressures associated with government reimbursement cuts and new competitive entrants in the consumer and surgical product markets.

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

      Net Earnings

        Net earnings increased 27.5% to $595.4 million in the year ended December 31, 2003 from $466.9 million in 2002. The increase reflects the impact of the following income and expense items:

o in 2003, the gain on the sale of the Madrid, Spain, manufacturing plant of $5.7 million, net of income taxes, and

o in 2002, changes to an employee deferred compensation plan of $14.2 million, net of income taxes, the SKBM® microkeratome recall and termination costs of $17.9 million, net of income taxes, and the estimated impact of the IPO.

Sales by Quarter

        The following table sets forth our sales by quarter for the last three years.

	Unaudited
	2004	2003	2002
	(in millions)
First	$ 963.6	$ 807.1	$ 706.5
Second	1,039.2	925.4	809.5
Third	958.1	822.7	743.9
Fourth	952.7	851.7	749.2

Total	$3,913.6	$3,406.9	$3,009.1

        Our quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere. The sales increase in the first quarter of 2004 compared to the first quarter of 2003 reflected pharmaceutical sales growth of 22.1% in the United States and, in the International business segment, pharmaceutical sales growth of 30.8% and surgical sales growth of 25.3%. The sales increase during the fourth quarter of 2003 compared to the third quarter was driven by a strong performance in our International business segment, primarily in the surgical product line.

Liquidity and Capital Resources

Cash, Debt and Liquidity

        At December 31, 2004, the Company reported cash and cash equivalents of $1,093.4 million, total debt of $988.0 million and consolidated shareholders’ equity of $2,187.9 million. The net cash (debt) balance (cash and cash equivalents minus total debt) improved $429.7 million during 2004 to $105.4 million as the Company continued to generate significant cash flow from operations.

        Although net cash (debt) and the change in net cash (debt) are not U.S. GAAP defined measures, management believes that the evolution of net cash (debt) is important to understanding the Company’s cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere. Net cash (debt) is calculated as follows:

	December 31, 2004	December 31, 2003
	(in millions)
NET CASH (DEBT)
Cash and cash equivalents	$1,093.4	$ 1,086.0

Short term borrowings	911.6	1,326.8
Current maturities of long term debt	4.5	8.5
Long term debt	71.9	75.0

Total debt	988.0	1,410.3

Net cash (debt)	$ 105.4	$ (324.3)

Cash Flows

        During the year ended December 31, 2004, the Company generated operating cash flow of $1,047.8 million. Most of the operating cash flow was used for repayment of short term borrowings, for the purchase of Alcon common shares, for dividends on common shares as discussed under “Financing Activities,” and for capital expenditures, including improvements in our manufacturing facilities and certain new construction.

Financing Activities

        During the year ended December 31, 2004, we were able to use over 40% of our cash flows from operations to reduce short term borrowings by $434.5 million. Our short term borrowings are discussed more fully under “Credit and Commercial Paper Facilities” below.

        Since the IPO, the board of directors has approved the purchase of up to 10,000,000 Alcon common shares, including 8,000,000 approved in 2004, to satisfy the exercise of share options granted to employees in 2004 and 2005. Since the IPO, we have purchased 4,401,000 treasury shares (including 3,622,400 treasury shares in 2004) for $278.3 million (including $236.3 million in 2004). We expect to issue new common shares from conditional capital for the exercise of options held by employees that are scheduled to become exercisable in 2005 and 2006.

        The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend based on 2004 operations of CHF 1.18 per common share, or approximately $1.00 per common share, totaling an estimated $305 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on May 3, 2005, will be paid on or about May 20, 2005.

Investing Activities

        Net cash used in investing activities in the year ended December 31, 2004 was $255.5 million, including $146.2 million of capital expenditures related to improvements in our manufacturing and research and development facilities and other infrastructure. During this period, we also acquired intangible assets at a cost of $69.9 million. Our annual capital expenditures over the last three years were $146.2 million in 2004, $157.9 million in 2003 and $120.9 million in 2002, principally to expand and upgrade our manufacturing and research and development facilities.

        In the fourth quarter of 2004, we began to occupy the new administrative facility constructed in Fort Worth, Texas to provide occupancy for offsite employees as well as a training and education center for physicians, medical students and our sales force. The conversion of the manufacturing facility in Cork, Ireland, to an intraocular lens manufacturing plant commenced in 2003. The facility should be completed and begin manufacturing intraocular lenses for the European market in 2005. In 2004, additional expenditures were made to upgrade our manufacturing facilities in Puurs, Belgium, Kaysersberg, France, Huntington, West Virginia, and Fort Worth, Texas. We had capital expenditure commitments of $32.0 million at December 31, 2004. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

        In November 2003, Alcon’s wholly owned subsidiary, Alcon Cusi S.A., completed the sale of its contact lens care solutions manufacturing facility located in Madrid, Spain, to AMO Manufacturing Spain, S.L., a wholly owned subsidiary of Advanced Medical Optics, Inc. for $21.6 million in cash. The Company realized a pretax gain of $8.2 million from the sale during the fourth quarter of 2003.

        The production of contact lens care products previously manufactured in Madrid was transferred to our plant in Fort Worth, Texas. The Madrid plant was sold to optimize capacity levels, streamline manufacturing and distribution operations, gain efficiencies and reduce total production costs for contact lens care solutions.

Contractual Obligations

	Payments Due by Period
	Total	1 Year or Less	2-3 Years	4-5 Years	More than 5 Years
	(in millions)
Long term debt	$ 76.4	$ 4.5	$ 10.3	$ 0.5	$ 61.1
Operating leases	148.4	43.4	48.6	24.4	32.0
Purchase obligations	58.2	17.6	26.1	9.3	5.2
Other long term liabilities	317.1	23.1	42.1	27.8	224.1

Total contractual obligations	$600.1	$88.6	$127.1	$62.0	$322.4

        The Company has obligations under certain guarantees, letters of credit, indemnifications and other contracts that contingently require the Company to make payments to guaranteed parties upon the occurrence of specified events. The Company believes the likelihood is remote that material payments will be required under these contingencies, and that they do not pose potential risk to the Company’s future liquidity, capital resources and results of operations. See the Notes to Consolidated Financial Statements for further descriptions and discussions regarding the Company’s obligations.

Capital Resources

        We expect to meet our current liquidity needs, including the approximately $305 million anticipated dividend payment subject to shareholder approval, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted as compared to expectations.

Credit and Commercial Paper Facilities

        As of December 31, 2004, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2004, $651.7 million of the commercial paper was outstanding at an average interest rate of 2.2% before fees.

        Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($48.1 million) maturing in 2011, arranged by ABN AMRO for our subsidiary in Japan. Nestlé’s guarantees permit us to obtain more favorable interest rates, based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. The total of these fees paid to Nestlé for the years ended December 31, 2004, 2003 and 2002 were $0.9 million, $4.1 million and $1.7 million, respectively. The loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

        Alcon and its subsidiaries also had available commitments of $349.0 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2004, $90.6 million was outstanding under these credit facilities. Alcon’s subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $655.7 million under which there was an aggregate outstanding balance of $169.3 million at December 31, 2004. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($219.9 million); Mizuho Bank ($86.7 million); FORTIS ($51.2 million); Mitsui-Sumitomo Bank ($81.9 million); and VFJ Bank ($28.9 million). The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.5% at December 31, 2004.

IPO — Related Activities

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

Dividends on Preferred Shares of Subsidiary

        For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares of a wholly owned subsidiary of Alcon, totaling approximately $3.9 million.

Market Risk

Interest Rate Risks

        Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At December 31, 2004, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash and cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

        In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the United States to represent in the aggregate approximately 17% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

        As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount range from $50,000 to $350,000. We conduct credit analysis on the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 18 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size, and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

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

        We use forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. A number of these contracts are executed through Nestlé to take advantage of their expertise and economies of scale.

        While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

        In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs.” This statement amends the guidance in Accounting Research Bulletin No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts of those items be recognized as current-period charges regardless of whether they meet the criteria set forth in the earlier accounting guidance. The statement is effective for fiscal years beginning after June 15, 2005 but early adoption is permitted. The adoption of SFAS No. 151 is not expected to have a significant impact on our results of operations or financial position.

        In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” This statement amends the guidance in Accounting Principles Board Opinion No. 29 to require that all exchanges of nonmonetary assets be recorded at the fair value of the assets exchanged except where a nonmonetary exchange has no commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a significant impact on our results of operations or financial position.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This statement revised SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” This revision requires that the Company recognize in the statement of earnings the grant-date “fair value” of stock options and other equity-based compensation issued to employees. The revised statement generally requires the “fair value” method for these transactions and eliminates the intrinsic value method permitted under Opinion No. 25. The statement is effective for fiscal periods beginning after June 15, 2005. The Company is still analyzing this statement to determine how it will affect the reporting and disclosures in future annual and interim periods but plans to adopt the provisions of this statement using the modified prospective application method beginning in the third quarter of 2005. We estimate the adoption of these provisions will decrease pretax earnings by approximately $28 million. See note (1) (s) of the Notes to Consolidated Financial Statements for disclosure of the estimated impact on net earnings and earnings per share had the Company applied the “fair value” method in 2004, 2003 and 2002.

        At its November 30, 2004 meeting, the FASB ratified the consensuses reached in Emerging Issues Task Force (“EITF”) Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations.” A consensus was reached regarding whether the criteria in paragraph 42 of FASB No. 144 have been met for the purposes of classifying the results of operations of a component of an entity that has been disposed of or classified as held for sale as discontinued operations. The determination of whether a component should be classified as discontinued is dependant on whether there is continued involvement with the component. The consensus is effective for components of an enterprise that are either disposed of or classified as held for sale as discontinued operations in fiscal periods beginning after December 14, 2004. The adoption of this consensus is not expected to have a material impact on our results of operations or financial position.

        On December 21, 2004, the FASB posted FASB Staff Position (“FSP”) No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” This FSP provides guidance on the application of FASB Statement No. 109, Accounting for Income Taxes, to the provision within the American Jobs Creation Act of 2004 that provides a tax deduction for qualified production activities. The FASB staff believes that the deduction should be accounted for as a special deduction in accordance with Statement No. 109. The FASB staff also observes that the special deduction should be considered by an enterprise in (a) measuring deferred taxes when graduated tax rates are a significant factor and (b) assessing whether a valuation allowance is necessary as required by paragraph 232 of Statement No. 109. This FSP was effective upon issuance, and we applied its guidance in the recording of our income taxes beginning in the fourth quarter of 2004. This FSP did not have a significant impact on our results of operations or financial condition in 2004.

        On December 21, 2004, the FASB also posted FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The American Jobs Creation Act of 2004 introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. This FSP provides accounting and disclosure guidance for the repatriation provision. The FASB staff believes that the lack of clarification of certain provisions within the act and the timing of the enactment necessitate a practical exception to the Statement No. 109 requirement to reflect in the period of enactment the effect of a new tax law. Accordingly, an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the act on its plan for reinvestment or repatriation of foreign earnings for the purposes of applying Statement No. 109.

        An enterprise that is evaluating the repatriation provision shall apply the provisions of Statement No. 109 as it decides on a plan for reinvestment or repatriation of its unremitted foreign earnings. The decision process may occur in stages, with each stage occurring at a different time. This FSP was effective upon issuance. Since our U.S. subsidiaries do not own any subsidiaries outside the U.S., this FSP will have no effect on our results of operations or financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

        Below is information with respect to our current directors and officers and their ages as of March 1, 2005. Unless otherwise indicated, the business address of all of our directors and officers is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331 Hünenberg, Switzerland.

Name	Age	Title
Timothy R. G. Sear	67	Chairman and Director; Chairman and Director, Prometheus Laboratories, Inc.; Director, GTx, Inc., Sigma-Aldrich Inc.
Dr. Werner J. Bauer	54	Director; Executive Vice President, Technical, Production, Environment and R&D, Nestlé S.A.; Member, Supervisory Board of Cereal Partners Worldwide; Vice-chairman, Life Ventures S.A.; Chairman, Hans Rychiger AG; Member of Board of Trustees, Bertelsmann Foundation, Germany; Board Member of the Swiss Society of Chemical Industries
Peter Brabeck-Letmathe	60	Vice Chairman and Director; Vice Chairman and Chief Executive Officer, Nestlé S.A.; Vice Chairman, Dreyer's Grand Ice Cream Holdings, Inc.; Co-Chairman of Supervisory Board, Cereal Partners Worldwide; Vice Chairman, Credit Suisse Group; Director, Roche Holding AG and L'Oreal S.A.
Francisco Castañer	60

Director; Executive Vice President, Pharmaceutical and Cosmetic Products, Liaison with  L'Oreal S.A., Human  Resources, Corporate Affairs,  Nestlé S.A.; Chairman, Galderma Pharma S.A.; Director, L'Oreal S.A.

Dr. Wolfgang H. Reichenberger	51	Director; Executive Vice President, Chief Financial Officer, Nestlé S.A.; Director, Societe Montreux Palace S.A.; Chairman, Life Ventures S.A.; Member of the Supervisory Board, Nestlé Deutschland AG; Member of Executive Committee, Industrie-Holding; Board Member, Swiss-American Chamber of Commerce; Member, Swiss Association of Financial Executives; Admission Board, Member of Executive Committee, SWX Swiss Exchange; Board Member, Venture Incubator AG; Member of the Swiss Advisory Council, American- Swiss Foundation
Philip H. Geier, Jr.	70	Director; Chairman Emeritus, The Interpublic Group of Companies, Inc.; Director, AEA Investors Inc., Fiduciary Trust International, Intermedia Advertising Group, Foot Locker Inc., and Mettler Toledo International Inc.
Lodewijk J.R. de Vink	60	Director; Founding Partner, Blackstone Health Care Partners; Member, Supervisory Board of Royal Ahold, Advisory Board of Sotheby's International, European Advisory Council of Rothschild & Cie.; Director, Roche Holding AG
Thomas G. Plaskett	61	Director; Chairman, Fox Run Capital Associates; Director, RadioShack Corporation, Smart & Final, Inc., Novell Corporation, and several privately held companies; Trustee, Kettering University
Cary R. Rayment	57	Chief Executive Officer
Stefan Basler	50	Attorney-in-Fact (Prokurist)
Jacqualyn A. Fouse	43	Senior Vice President, Finance and Chief Financial Officer; Director, ORBIS International
Guido Koller	60	Senior Vice President (Direktor)
Martin Schneider	45	Attorney-in-Fact (Prokurist)
Elaine E. Whitbeck	50	Corporate Secretary and General Counsel

        Timothy R.G. Sear retired as Chief Executive Officer of Alcon, Inc., effective October 1, 2004. Mr. Sear entered into a services agreement with Alcon, Inc. effective January 1, 2005 through the annual general meeting of shareholders on May 3, 2005.

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

Name	Age	Title
Cary R. Rayment	57	Chairman, President and Chief Executive Officer
Dr. G. André Bens	53	Senior Vice President, Global Manufacturing and Technical Support
Dr. Gerald D. Cagle	60	Senior Vice President, Research & Development
Jacqualyn A. Fouse	43	Senior Vice President, Finance and Chief Financial Officer
Kevin J. Buehler	47	Senior Vice President, Alcon United States

        Timothy R.G. Sear retired as Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc., effective October 1, 2004 and was employed by Alcon Laboratories, Inc. until January 1, 2005.

        Under the separation agreement discussed further in Item 7.B, “Related Party Transactions”, Nestlé has the right to nominate four members to our board of directors for so long as Nestlé holds at least a majority of our outstanding common shares. In addition, Nestlé has agreed, for so long as Nestlé holds at least a majority of our outstanding common shares, to vote all of its common shares in favor of three nominees for election to our board of directors who are independent and neither affiliated with us nor with Nestlé and that the Chief Executive Officer of Alcon Laboratories, Inc. will be a member of our board of directors. If a Nestlé-nominated director resigns from office, Nestlé will have the right to nominate a replacement director. Any vacancies among our independent directors will be filled by another independent person who will be nominated by the full board of directors.

B.     COMPENSATION

        We provide our board of directors with compensation and benefits that will attract and retain qualified directors. In 2004, all members of our board of directors, except for our Chairman and our Chief Executive Officer, received an annual cash retainer of $50,000. We refer to a director who is neither a member of Nestlé’s board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director. In 2005, we expect to award our non-employee directors nonqualified stock options to purchase our common shares. In 2004, the number of nonqualified stock options was determined by dividing $100,000 by the expected Black-Scholes value of an option to purchase one common share on the date of grant. Each of the non-employee directors was awarded 4,000 nonqualified stock options in 2004.

        With the exception of the services agreement with Timothy R.G. Sear referenced above, we do not have any service contracts with any of our directors. Mr. Sear’s services agreement is for the period from January 1, 2005 through the annual general meeting of shareholders to be held on May 3, 2005. Under the terms of this services agreement, pursuant to which Mr. Sear will continue to serve as Chairman of the Board until the election of his successor on May 3, 2005, Mr. Sear will be paid $252,500. After May 3, 2005, Alcon will continue to provide an office to Mr. Sear through May 2010.

        In the fiscal years ended December 31, 2004, 2003 and 2002, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above. The executive officers received stock options and, in some cases, restricted shares from Alcon, Inc. as indicated in this Compensation section.

        The following compensation table sets forth information regarding compensation and benefits in-kind paid during the fiscal years ended December 31, 2004, 2003 and 2002 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus(3) ($)	Other Compensation(4) ($)	Restricted Stock Awards(5) ($)	Securities Underlying Options (#)	LTIP Payouts(6) ($)	All Other Compensation (7) ($)
Timothy R.G. Sear (1)	2004	940,000	1,224,000	38,975		370,000	2,278,940	325,277
	2003	940,000	1,271,400	38,622		340,000	1,233,037	330,927
	2002	940,000	940,000	37,500		357,830	527,561	291,016
Cary R. Rayment	2004	537,250	393,500	33,726		107,000	364,671	137,111
	2003	416,000	370,000	31,622		95,000	191,829	119,703
	2002	400,000	300,000	30,083		91,903	160,562	109,240
Dr. Gerald D. Cagle	2004	565,000	473,200	35,475		103,000	911,588	164,276
	2003	540,800	450,000	35,122		135,000	548,045	123,785
	2002	520,000	420,000	33,417		151,215	458,749	163,823
Dr. G. André Bens	2004	380,000	298,600	29,475		58,000	410,247	108,707
	2003	364,000	291,000	29,122		72,500	246,637	93,837
	2002	350,000	250,000	28,000		78,175	183,500	87,094
Jacqualyn A. Fouse (2)	2004	475,000	348,600	31,976		72,000		115,763
	2003	425,000	163,000	31,622		85,000		86,283
	2002	175,000		14,000		35,000		21,370
Kevin J. Buehler	2004	294,000	214,500	26,750		52,000	160,044	63,571
	2003	247,000	195,000	25,500		43,000	75,873	54,936
	2002	235,000	125,000	25,500		40,000	57,344	45,570

(1) In 2001, Mr. Sear received a grant of 4,300 stock options to purchase Nestlé shares. In 2002, all of Mr. Sear's outstanding stock options to purchase shares of Nestlé stock were converted into 80,000 nonqualified stock options to purchase Alcon common shares. Mr. Sear retired as Chief Executive Officer of Alcon, Inc. effective October 1, 2004. His retirement as an employee from Alcon Laboratories, Inc. was effective January 1, 2005.

(2) Ms. Fouse was hired on July 1, 2002.

(3) Bonus paid in 2004 was for 2003 performance. Bonus paid in 2003 was for 2002 performance. Bonus paid in 2002 was for performance in 2001.

(4) Includes payments made for car allowance and financial consulting services.

(5) At the time of the IPO in March of 2002, employees had to make an election to convert units received under the 1994 Phantom Stock Plan to Alcon restricted shares. All persons named in the Summary Compensation Table elected to convert, with the exception of Buehler. Ms. Fouse had no Phantom Stock units to convert. Summarized below are the total restricted shares outstanding at December 31, 2004 and the value by vesting date. The value is based on the closing price of the shares on the New York Stock Exchange on December 31, 2004. The holders of all converted restricted shares will have all the rights of a shareholder of Alcon, including the right to receive dividends thereon.

		Dollar Value Vesting in
Name	Total Restricted Shares at 12/31/04 (#)	2005	2006
Timothy R.G. Sear	77,524	$6,248,434	$
Cary R. Rayment	19,402	560,251	1,003,551
Dr. Gerald D. Cagle	34,901	1,244,948	1,568,073
Dr. G. André Bens	17,846	560,251	878,137

Mr. Sear's restricted shares shown above vested effective January 1, 2005 upon his official retirement date.

(6) The 2004 and 2003 long term incentive plan ("LTIP") payments reflect restricted shares vested in the current year that were converted from Phantom Stock Plan units in 2002 (see footnote 5), except for Mr. Buehler who elected not to convert and received payment according to the 1994

Phantom Stock Plan. Payments in 2002 were made under the 1994 Phantom Stock Plan, which was created to provide additional incentives to key employees upon whom Alcon depends for its growth and success.

(7) Provides the aggregate amount of employer contributions to the Alcon 401(k) Retirement Plan, and additional compensation for premiums paid to the Executive Universal Life Insurance and the Umbrella Liability Insurance plans.

Stock Option Grant Table

        The following table sets forth the nonqualified stock option grants made during 2004.

Name	Alcon Stock Options Granted # (1)	% of Total Options Granted Employees in 2004	Exercise or Base Price	Expiration Date	Grant Date Present Value (2)
Timothy R.G. Sear	370,000	8.84%	$63.32	2/11/2014	$6,374,360
Cary R. Rayment	82,000	1.96%	63.32	2/11/2014	1,412,696
	25,000.60%		80.20	9/30/2014	560,625
Dr. Gerald D. Cagle	103,000	2.46%	63.32	2/11/2014	1,774,484
Dr. G. André Bens	58,000	1.39%	63.32	2/11/2014	999,224
Jacqualyn A. Fouse	72,000	1.72%	63.32	2/11/2014	1,554,984
Kevin J. Buehler	37,000.88%		63.32	2/11/2014	799,089
	15,000.36%		80.20	9/30/2014	417,315

(1) Options were granted in 2004 pursuant to the 2002 Alcon Incentive Plan. In general, incentive stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement. Upon the involuntary termination of an option holder's employment with Alcon (not as a result of disability, death or retirement), all vested options will be exercisable for thirty days. All unvested options will be forfeited. Where the termination of employment is due to (a) retirement or (b) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively.

(2) Based on the Black-Scholes model of option valuation to determine grant date "fair value," as prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model: expected volatility, 33%; risk-free interest rate, 2.63% to 3.59%; dividend yield, 1%; expected life, 4 and 6 years. Beginning in 2004, different assumptions were used to determine "fair value" for persons age 53 and above who will be eligible to retire before the 3-year vesting period is complete.

Aggregated Option Exercises and Fiscal Year End Option Value Table

			Number of Securities Underlying Unexercised Options at 12/31/04 (#)		Value of Unexercised In-the-Money Options at 12/31/04 ($)
Name	Shares Acquired on Exercise	Value Realized $	Exercisable	Unexercisable	Exercisable	Unexercisable
Timothy R.G. Sear			38,167	1,109,663	1,816,749	40,448,959
Cary R. Rayment			7,855	286,048	373,898	9,627,595
Dr. Gerald D. Cagle .			16,641	372,574	792,112	14,153,912
Dr. G. André Bens			8,035	200,640	382,466	7,546,129
Jacqualyn A. Fouse ..			0	192,000	0	6,673,260
Kevin J. Buehler			0	135,000	0	4,450,390

Mr.     Sear’s unexercisable options shown above vested and become exercisable effective January 1, 2005 upon his official retirement date.

Pension Plans

    Messrs. Sear, Rayment and Buehler and Drs. Cagle and Bens and Ms. Fouse participate in the nonqualified Executive Salary Continuation Plan (“ESCP”). This plan is unfunded and non-contributory and provides for a fixed retirement benefit based on the participant’s years of participation service under the plan, using the average of the annual base compensation in effect in the year of separation from service and for the two years preceding such year of separation. Benefits are payable upon retirement after the accumulated participation of at least 10 years of service and upon reaching age 55 (with penalties) or at the normal retirement age of 62. Annual compensation includes the amount shown as annual base salary in the Summary Compensation Table. The three-year average annual base compensation for 2004 is $940,000 for Mr. Sear, $451,083 for Mr. Rayment, $541,933 for Dr. Cagle, $364,667 for Dr. Bens, $358,333 for Ms. Fouse and $258,667 for Mr. Buehler. At December 31, 2004, Mr. Sear and Dr. Cagle had the maximum participation service of 20 years. Dr. Bens had participation service of 18 years, Mr. Rayment had participation service of 16 years, Ms. Fouse had participation service of 5 years based upon prior service with Alcon and Nestlé, and Mr. Buehler had participation service of 14 years.

        The ESCP benefit formula is three percent of a participant’s three-year average annual base compensation times years of participation, up to a maximum of 20 years. A participant must attain at least 10 years of participation service in order to have a vested benefit.

        In December 2003, the board of directors approved a new nonqualified Alcon Supplemental Executive Retirement Plan (“ASERP”). If certain conditions are met, the ASERP provides for a maximum benefit of up to 30% of the final three-years’ average base salary and bonus at retirement, payable for the remaining life of the participant. Effective January 1, 2004, all new participants began to participate in the ASERP. Existing ESCP participants will continue to accrue benefits under the ESCP through December 31, 2008; thereafter, ESCP participants will begin to accrue benefits for future service under the provisions of the ASERP; however, the normal form of payment for benefits accrued under ASERP by current ESCP participants will be a single life annuity with a 50% surviving spouse’s benefit.

        As of January 1, 2002, the Alcon Laboratories, Inc. Employees’ Retirement Plan (a money purchase pension plan) was merged into the Alcon Laboratories, Inc. Employees Profit Sharing Plan and Trust; the resulting plan was the Alcon 401(k) Retirement Plan. Subject to applicable legal limits, the Company matched employee contributions of up to 5% of compensation on a 2.4 to 1 basis; for every $1 contributed by the employee, up to 5% of compensation, Alcon contributed $2.40. Beginning January 1, 2005, the Alcon 401(k) Retirement Plan was replaced with the Alcon 401(k) Plan, under which Alcon will match dollar-for-dollar the first 5% of compensation contributed by each employee, and re-established the Alcon Retirement Plan (ARP), into which Alcon automatically contributes an amount equal to 7% of each employee’s compensation; contributions to both plans are subject to the applicable legal limits. This change allowed Alcon to set up a 401(h) account to contribute tax deductible funds to be used to fund the Company’s Retiree Medical Plan.

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

February 9, 2005 Amendment

        In February 2005, our board of directors amended the 2002 Alcon Incentive Plan effective as of January 1, 2005 to clarify that the board’s compensation committee may accelerate the vesting, exercise or payment of an award upon a participant’s termination of employment without cause (as determined in accordance with this plan’s provision), and to allow for the award of restricted shares and restricted share units to non-employee directors. To effect the foregoing, Sections 3.2(9), 4.2 and 4.5 of the 2002 Alcon Incentive Plan were amended.

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

Shares Reserved for Awards

        Under the 2002 Alcon Incentive Plan, a total of 30 million common shares may be issued for awards. Through December 31, 2004, approximately 3.1 million of these common shares had been issued under this plan.

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

        The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder’s death, permanent disability or retirement (as defined in the 2002 Alcon Incentive Plan). Upon the involuntary termination of an option holder’s employment with us, all vested options will be exercisable for thirty days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively. All unexercisable options will be forfeited. The grant price for any stock option will be not less than the fair market value of our common shares on the grant date. Unless our board of directors provides for a different period, stock options will have a term of ten years.

Stock Appreciation Rights

        We may grant stock appreciation rights, which will entitle the holder of the stock option to receive an amount equal to the difference between the fair market value and the grant price. Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder’s death, permanent disability or retirement. Upon the involuntary termination of a holder’s employment with us, all vested stock appreciation rights will be exercisable for thirty days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively. Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

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

Change-Of-Control Provisions

        In the event of a change-of-control (as defined under the 2002 Alcon Incentive Plan), the following events will occur if the agreement covering the award so provides:

o all stock options and stock appreciation rights will become fully vested and  exercisable;

o all restrictions on outstanding restricted shares and other share-based awards will lapse; and

o all outstanding incentive awards will vest and be paid out on a prorated basis.

Corporate Transactions

        In the event of certain corporate transactions described in the 2002 Alcon Incentive Plan, our board of directors may:

o require the exercise of all outstanding awards during a specified time period, after which the awards shall be terminated;

o cancel all outstanding awards in exchange for a cash payment equal to the value of the awards; or

o immediately vest all outstanding stock options and stock appreciation rights, remove all restrictions on restricted share awards, performance-based awards and other share-based awards, and vest and pay pro rata (based on when the corporate transaction occurs in the applicable performance cycle) all outstanding incentive awards.

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

Phantom Stock Conversion

        Prior to the IPO, our board of directors approved a conversion plan for our 1994 Phantom Stock Plan. This new conversion plan converted the projected unit value of our Phantom Stock Plan to restricted shares through the voluntary decision of each participant. Participants who elected not to convert into restricted shares remained in the 1994 Phantom Stock Plan with respect to the units previously awarded. The number of restricted Alcon common shares converted was determined by dividing the conversion value by $33, the offering price of our common shares in the IPO. Participants who so opted to convert their phantom shares received an additional 20% of the conversion value in nonqualified stock options. The number of nonqualified stock options was determined by taking 20% of the conversion value and dividing it by the approved Black-Scholes value of an option to purchase one Alcon common share on the date this offering was consummated, discounting for risk of forfeiture. Restricted shares and stock options issued in this conversion were disregarded in applying the limits on the maximum award amounts that may be granted to any employee in any year.

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

        The restricted shares have the following vesting schedule: the number of restricted shares obtained from the conversion value of the 1998 Phantom Stock grant vested on January 1, 2003, the number of restricted shares obtained from the conversion value of the 1999 Phantom Stock grant vested on January 1, 2004, the number of restricted shares obtained from the conversion value of the 2000 Phantom Stock grant vested on January 1, 2005 and the number of restricted shares obtained from the conversion value of the 2001 Phantom Stock grant will vest on January 1, 2006. The restricted shares will vest in full upon a change of control of Alcon.

        Out of a possible 2,334,850 Phantom Stock units outstanding at December 31, 2001, 1,440,850 units were converted to Alcon Restricted Shares or Restricted Share Units. The following table sets forth the actual dollar values at March 20, 2002 that were converted into restricted shares or equivalent units:

Restricted Stock Recipient	Value
Timothy R.G. Sear (1)	$ 4,933,236
Dr. Gerald D. Cagle	2,150,973
Dr. G. André Bens	1,038,609
Cary R. Rayment	1,015,377

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (4 executives)	$ 9,138,195

All other eligible employees of Alcon and its subsidiaries as a
Group (approximately 952 employees)	$63,947,037

(1) Mr. Sear's unvested restricted shares became vested upon his retirement from Alcon Laboratories, Inc. effective January 1, 2005.

        The exercise price for the options or equivalent share based awards was equal to the offering price per common share in the IPO. The options or share based awards will vest in phases: 33% became exercisable on the first anniversary date of the grant, 33% became exercisable on the second anniversary date of the grant, and the remaining 34% will become exercisable on the third anniversary date of the grant. These awards will expire 10 years from the date of the grant, unless terminated earlier as a result of employment termination. The options and share based awards will vest in full upon a change of control of Alcon.

        The following table sets forth the actual dollar values at March 20, 2002 of options awarded as a result of conversion:

Stock Option Recipient	Value
Timothy R.G. Sear (1)	$ 986,638
Dr. Gerald D. Cagle	430,193
Dr. G. André Bens	207,718
Cary R. Rayment	203,077

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (4 executives)	$ 1,827,626

All eligible employees of Alcon and its subsidiaries as a
group (approximately 952 employees)	$12,872,319

(1) Mr. Sear's unvested stock options became vested upon his retirement from Alcon Laboratories, Inc., effective January 1, 2005.

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

      Annual Awards

        Every year, each non-employee director will receive nonqualified stock options to purchase common shares. The number of nonqualified stock options will be calculated by dividing $100,000 by the expected Black-Scholes value of an Alcon stock option.

C.     BOARD PRACTICES

Board Composition

        Under the terms of the separation agreement (further discussed in Item 7.B, “Related Party Transactions”) that we entered into with Nestlé in connection with the initial public offering in March 2002, Nestlé has the right to nominate four members of our board of directors for so long as it owns at least a majority of our outstanding common shares. Nestlé has also agreed in the separation agreement to vote all of the common shares it owns in favor of three nominees for election to our board of directors who are not otherwise affiliated with either Nestlé or Alcon for so long as it owns at least a majority of our outstanding common shares.

        Our board of directors consists of eight members, including three independent directors, four directors affiliated with Nestlé and the chief executive officer of Alcon Laboratories, Inc. Effective October 1, 2004, Timothy R.G. Sear retired as Alcon’s Chief Executive Officer and Cary Rayment was appointed as the new Chief Executive Officer. Our board of directors proposes that Mr. Rayment be elected to the board of directors for a three-year term of office at the annual general meeting of shareholders on May 3, 2005. All of our directors began their current terms in 2002, with the exception of Thomas G. Plaskett, whom the shareholders elected as an independent director at the annual general meeting of the shareholders on May 20, 2003.

        Members of our board of directors generally are elected to serve three-year terms (subject to a maximum of two re- elections, except for the chief executive officer of Alcon Laboratories, Inc., who is exempt from this limitation). In 2002 our board of directors was divided into three classes serving staggered terms. As a result, some of our directors elected in 2002 and 2003 will serve terms that are less than three years. As their terms of office expire, the directors of one class will stand for election each year as follows:

o Class I directors have terms of office expiring at the annual general meeting of shareholders in 2006. These directors are Philip H. Geier, Jr., and Peter Brabeck-Letmathe;

o Class II directors have terms of office expiring at the annual general meeting of shareholders in 2007. These directors are Lodewijk J.R. de Vink, Francisco Castañer, and Dr. Werner J. Bauer; and

o Class III directors have terms of office expiring at the annual general meeting of shareholders in 2005. These directors are Dr. Wolfgang H. Reichenberger, Timothy R.G. Sear and Thomas G. Plaskett.

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

Audit Committee

        The audit committee consists of three directors who are not otherwise affiliated with either Nestlé or Alcon. Our board of directors has determined that all members of the audit committee are independent as defined by the rules of the SEC and the listing standards of the NYSE. In 2004, the audit committee was comprised of Thomas G. Plaskett (Chairman), Lodewijk J. R. de Vink and Philip H. Geier, Jr. In September 2003, the board affirmed that Mr. Plaskett was the “audit committee financial expert” within the meaning of applicable SEC regulations. The functions of this committee include ensuring proper implementation of the financial strategy as approved by the board of directors, reviewing periodically the financial results as achieved, overseeing that the financial performance of the group is properly measured, controlled and reported, and recommending any share repurchase program for approval by our board of directors, as well as:

o review of the adequacy of our system of internal accounting procedures;

o recommendations to the board of directors as to the selection of independent auditors, subject to shareholder approval;

o discussion with our independent auditors regarding their audit procedures, including the proposed scope of the audit, the audit results and the related management letters;

o review of the audit results and related management letters;

o review of the services performed by our independent auditors in connection with determining their independence;

o review of the reports of our internal and outside auditors and the discussion of the contents of those reports with the auditors and our executive management;

o oversight of the selection and the terms of reference of our internal and outside auditors;

o review and discussion of our quarterly financial statements with our management and our outside auditors; and

o ensure our ongoing compliance with legal requirements, accounting standards and the provisions of the New York Stock Exchange.

Nominating/Corporate Governance Committee

        The nominating/corporate governance committee shall consist of two directors who are not otherwise affiliated with either Nestlé or Alcon and one director designated by the majority shareholder, currently the vice chairman of our board of directors. This committee is comprised of Lodewijk J.R. de Vink (Chairman), Philip H. Geier, Jr., and Peter Brabeck- Letmathe. The functions of this committee include:

o subject to certain nomination rights of Nestlé as provided in our organizational regulations and the separation agreement, identifying individuals qualified to become members of our board of directors and recommending such individuals to the board for nomination for election by the shareholders;

o making recommendations to the board concerning committee appointments;

o developing, recommending, and annually reviewing corporate governance  guidelines for Alcon;

o reviewing proposals of the chief executive officer for appointment of members of our executive management, to the extent such members are appointed by the board, and making recommendations to the board regarding such appointments;

o overseeing corporate governance matters; and

o coordinating an annual evaluation of Alcon's board.

Compensation Committee

        The compensation committee consists of two members of our board of directors who are not otherwise affiliated with either Nestlé or Alcon and of one member of our board of directors nominated by Nestlé. The compensation committee is comprised of Philip H. Geier, Jr. (Chairman), Lodewijk J. R. de Vink and Francisco Castañer. The functions of this committee include:

o review of our general compensation strategy;

o recommendations for approval by our board of directors of compensation and benefits programs for our executive officers;

o review of the terms of employment between Alcon and any executive officer or key employee;

o administration of our long term incentive plan and recommendations to our board of directors for approval of individual grants under this plan; and

o decisions with respect to the compensation of members of our board of directors.

Special Committee of Independent Directors

        Our organizational regulations provide that if any of the following transactions is proposed to be taken by Alcon, the board of directors shall form a special committee of no less than three independent and disinterested directors who shall be responsible for protecting the interests of our minority shareholders and shall make recommendations to the board of directors with respect to:

o a proposed merger, takeover, business combination or related party transaction with our current majority shareholder or any group company of our current majority shareholder;

o a proposed bid for the minority shareholdings of Alcon by any entity owning a majority of our outstanding voting rights;

o a proposed repurchase by us of all our shares not owned by an entity owning a  majority of the outstanding voting rights of Alcon; or

o any change to the powers and duties of the special committee of independent directors.

        Our board of directors will only approve a decision with respect to any of these matters if a majority of the members of the special committee of independent directors so recommends.

Research and Development and Scientific Advisory Board

        The research and development and scientific advisory board is not a committee of our board of directors, and is composed of one representative of Alcon, one representative of Nestlé and about twelve ophthalmologists and scientists who are not otherwise affiliated with Alcon and Nestlé. The scientific advisory board reviews and makes recommendations regarding Alcon’s research and development objectives. It also monitors new developments, trends and initiatives in the pharmaceutical industry.

Executive Sessions of Non-Management Directors

        The vice chairman presides at the regularly scheduled executive sessions of the non-management directors. Interested parties may communicate directly with the presiding director or with the non-management directors as a group by writing to the following address: Alcon, Inc., Attention: Non-Management Directors, P.O. Box 1821, Radio City Station, New York, New York 10101-1821.

Compliance with NYSE Listing Standards on Corporate Governance

        On November 4, 2003, the SEC approved new rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies. These new corporate governance listing standards supplement the corporate governance reforms already adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

        Alcon has adopted Corporate Governance Guidelines, which are publicly available on its Web site, www.alconinc.com. Alcon will provide a printed copy of its Corporate Governance Guidelines to its shareholders upon request.

        The new NYSE rules do not change the NYSE traditional approach permitting listed companies that are foreign private issuers, such as Alcon, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. However, listed companies that are foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. These are identified in the first table below.

        In addition, certain of the NYSE’s corporate governance standards allow for an exemption for “controlled companies,” as defined under the NYSE listing standards. The NYSE listing standards require a controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination. Alcon has determined that it is a controlled company for purposes of the NYSE listing standards, as approximately 75% of the outstanding common shares of Alcon are owned by Nestlé S.A., and Nestlé has the right to appoint a majority of our board of directors. The second table below identifies the NYSE listing standards from which Alcon has elected to use the controlled company exemption.

NYSE rule applicable to U.S. listed companies	Alcon’s practice
A U.S. listed company’s compensation committee must have a written charter providing the committee with responsibility for approving corporate goals and objectives relevant to Chief Executive Officer (“CEO”) compensation.	Alcon’s compensation committee charter gives it the responsibility for reviewing and assessing the corporate goals and objectives relevant to CEO compensation, but the board of directors is responsible for actually approving those goals and objectives.

All listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Rule 10A-3 of the Exchange Act, requires the audit committee of a U.S. company to be directly responsible for the appointment of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under home country law to have statutory auditors selected pursuant to home country requirements.

Swiss law requires that Alcon’s statutory auditors be appointed by the annual general meeting of the shareholders and that the board of directors recommends to the shareholders whether to approve the statutory auditors. Alcon’s audit committee is responsible for evaluating the statutory auditors and advising the board of directors of its recommendation regarding their appointment.

A U.S. listed company must assign the responsibility to determine and approve the CEO’s compensation level to the compensation committee.
Pursuant to Swiss law, the determination of CEO compensation is the responsibility of the board of directors. Alcon’s compensation committee evaluates CEO compensation and makes a recommendation to the board of directors.

A U.S. listed company must obtain shareholder approval of amendments to employee plans involving the stock of the company that are deemed material pursuant to NYSE Listed Company Manual Section 303A.08.
The 2002 Alcon Incentive Plan was amended by action of the board of directors without necessity of obtaining shareholder approval. Pursuant to Swiss law, shareholder approval is not required to make material amendments to employee equity incentive plans. Rather, the authority to do so lies with the board of directors. However, shareholder approval is required to increase the number of shares subject to the 2002 Alcon Incentive Plan.

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

D.     EMPLOYEES

        As of December 31, 2004, we employed approximately 12,200 full-time employees, including approximately 1,300 research and development employees, approximately 4,100 manufacturing employees and approximately 3,400 sales and marketing employees. Currently, approximately 500 of our workers in Belgium are represented by a union. In other European countries, our workers are represented by works councils. We believe that our employee relations are good.

        The following table indicates the approximate number of employees by location:

December 31,	Total	United States	International
2004	12,200	6,200	6,000
2003	11,900	6,100	5,800
2002	11,800	6,000	5,800

E.     SHARE OWNERSHIP

        As of December 31, 2004, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares.

Timothy R.G. Sear
Dr. Werner J. Bauer
Peter Brabeck-Letmathe
Francisco Castañer
Dr. Wolfgang H. Reichenberger
Philip H. Geier, Jr.
Lodewijk J.R. de Vink
Thomas G. Plaskett
Cary R. Rayment
Stefan Basler
Jacqualyn A. Fouse
Guido Koller
Martin Schneider
Elaine E. Whitbeck
Dr. G. André Bens
Dr. Gerald D. Cagle
Kevin J. Buehler

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

        Nestlé is not subject to any contractual obligation to retain its controlling interest in us. At December 31, 2004, Nestlé owned 230,250,000, or approximately 75%, of the outstanding common shares of Alcon.

        At December 31, 2004, two shareholders of record in Switzerland, including Nestlé, held 230,250,100 common shares of Alcon, excluding treasury shares held by Alcon.

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

Intercompany Debt and Future Financings

        The separation agreement contains provisions governing the refinancing of intercompany debt prior to the initial public offering in March 2002. During 2002, Nestlé’s role in our debt structure changed from being the largest direct lender to providing primarily indirect support of our third-party debts. Through the course of 2004, we reduced our direct borrowings from Nestlé or its affiliates from $111.5 million at December 31, 2003 to $90.6 million as of December 31, 2004.

        In 2002, we entered into a $2.0 billion U.S. commercial paper program, which had $651.7 million outstanding as of December 31, 2004. Nestlé serves as the guarantor of this program, for which they receive a fee as discussed in note 6 to the consolidated financial statements.

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

Cash Management, Investment and Treasury Services

        The separation agreement provides that Nestlé will continue to perform the cash management and treasury functions that it performed for us on the date of the agreement. On January 1, 2004, we entered into an agreement whereby Nestec S.A., an affiliate of Nestlé, provides certain additional treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm’s length transaction. The agreement may be terminated with sixty days written notice. This agreement replaces a prior agreement with Nestlé to provide similar treasury and investment services during 2003. Total fees paid for these services to Nestec S.A. and Nestlé for the years ended December 31, 2004 and 2003 were $0.5 million and $0.5 million, respectively.

Accounting and Reporting

        Our consolidated financial statements are prepared in accordance with U.S. GAAP; Nestlé’s consolidated accounts, consistent with past practice, will continue to be prepared in accordance with International Financial Reporting Standards. The separation agreement provides that we will establish adequate procedures allowing for the timely conversion of our financial statements to International Financial Reporting Standards for inclusion in Nestlé’s financial statements.

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

Contracts

        The separation agreement contains provisions governing the continuation and termination of contracts between the Company and Nestlé (and its affiliates).

Shared Sites

        Four sites relating to the administration of our business continue to be shared with Nestlé. These offices are located in Australia, Norway, South Africa and Brazil.

Shared Services

        Nestlé continues to provide us with certain services, including but not limited to information technology and an internal audit function for a period of time. To the extent that we were covered under Nestlé’s insurance arrangements prior to the initial public offering, we will continue to be covered under those arrangements. Nestlé charges us our portion of the cost of these arrangements based on arm’s length prices. Services Nestlé may provide include future financings for us upon our request. These arrangements will be on terms no less favorable to us than would be available from a third party.

        In certain markets, the Company provides an affiliate of Nestlé with certain services, including but not limited to, administrative, distribution, fleet management, warehousing and other services. These services are provided to Nestlé’s affiliate on terms no less favorable than would be available from a third party. The fees received by the Company for these services are not material.

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

Services Agreement

        We entered into a services agreement with Timothy R.G. Sear on December 8, 2004, whereby the Company retains Mr. Sear as the Chairman of the Board from January 1, 2005 until the annual general meeting of shareholders to be held on May 3, 2005. Additional information pertaining to this agreement has been provided under Item 10.C. “Material Contracts” in this annual report.

C.     INTEREST OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS See Item 18.

2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS See Item 18.

3.	AUDIT REPORT See Report of Independent Registered Public Accounting Firm at page F-2.

4.	LATEST AUDITED FINANCIAL STATEMENTS MAY BE NO OLDER THAN 15 MONTHS Alcon has complied with this requirement.

5.	INTERIM FINANCIAL STATEMENTS IF DOCUMENT IS MORE THAN NINE MONTHS SINCE LAST AUDITED FINANCIAL YEAR Not Applicable.

6.	EXPORT SALES IF SIGNIFICANT See Item 18.

7.	LEGAL PROCEEDINGS

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

8.	DIVIDEND POLICY

        We currently intend to pay annual dividends on our common shares from earnings up to and including the calendar year 2004, which we expect would be paid in May 2005. The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and, ultimately, the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend from 2004 operations of CHF 1.18 per common share (or approximately $1.00 per common share, depending on exchange rates). The separation agreement provides that Nestlé will vote in favor of the payment of dividends proposed by our board of directors for so long as it holds a majority of our outstanding common shares. We are required by Swiss corporate law to declare and pay dividends in Swiss francs. Holders of record of our common shares will receive dividend payments in U.S. dollars, unless they provide notice to our transfer agent, The Bank of New York, that they wish to receive dividend payments in Swiss francs. Holders of our common shares through The Depository Trust Company will receive dividend payments in U.S. dollars, unless they provide notice to The Depository Trust Company that they wish to receive payments in Swiss francs. The exchange rate applicable to dividend payments will be determined as of a date shortly before the payment date. The Bank of New York will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, as the case may be, and we will be responsible for withholding required amounts for taxes.

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

        Alcon’s common shares were not listed or traded prior to the IPO. The following table lists the high and low closing market prices for Alcon’s common shares for the periods indicated as reported:

	High	Low
Year ended December 31,
2002*	$ 43.35	$ 26.75
2003	60.95	35.35
2004	87.24	58.85
Year ended December 31,
2003: First quarter	41.10	35.35
Second quarter	46.71	40.64
Third quarter	56.62	45.95
Fourth quarter	60.95	51.10
2004: First quarter	64.98	58.85
Second quarter	80.68	64.00
Third quarter	87.24	69.34
Fourth quarter	81.94	66.22
Month of:
September 2004	80.20	73.79
October 2004	79.72	66.22
November 2004	75.96	69.86
December 2004	81.94	72.33
January 2005	80.30	77.45
February 2005	87.56	79.00

* From first trading date (March 21, 2002) to December 31, 2002; IPO price on March 20, 2002 was $33.00.

5.	TYPE AND CLASS OF SECURITIES Not Applicable.

6.	LIMITATIONS OF SECURITIES Not Applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED Not Applicable.

B.     PLAN OF DISTRIBUTION

C.     MARKETS FOR STOCK

Alcon’s common shares are listed for trading on the New York Stock Exchange and are traded under the symbol “ACL”.

D.     SELLING SHAREHOLDERS

Not Applicable.

E.     DILUTION FROM OFFERING

Not Applicable.

F.     EXPENSES OF OFFERING

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.     SHARE CAPITAL

Not Applicable.

B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

General

        Alcon, Inc. is registered in the commercial register of the Canton of Zug, Switzerland under number CH-170.3.017.372-9.

        As of December 31, 2004 our issued share capital was CHF 62,012,464.40 on 310,062,322 common shares at CHF 0.20 par value per common share.

        Set out below is information concerning our shares and a brief summary of some of the significant provisions of our Articles of Association (Statuten), written resolutions of our board of directors, known as organizational regulations (Organisationsreglement), which have been filed previously with the SEC and the Swiss Federal Code of Obligations (Schweizerisches Obligationenrecht). This description does not purport to be complete and is qualified by reference to our Articles of Association, our organizational regulations and the Swiss Federal Code of Obligations.

Common Shares

        All common shares are registered common shares which are fully paid, validly issued and non-assessable. There is no limitation under our Articles of Association on the right of non-Swiss residents or nationals to own or vote our common shares.

Share Register

        Our share register is kept by The Bank of New York in New York, New York, which acts as transfer agent and registrar. The share register reflects only record owners of our shares; beneficial owners of common shares holding their shares through The Depository Trust Company, which we refer to as “DTC”, are not recorded in our share register. Shares held through DTC are registered in our share register in the name of DTC’s nominee. We are entitled to accept only those persons as shareholders, usufructuaries or nominees who have been recorded in our share register, and to perform dividend payment and other obligations only to our shareholders of record, including DTC. A shareholder of record must notify The Bank of New York of any change in address. Until notice of a change in address has been given, all of our written communication to our shareholders of record shall be deemed to have validly been made if sent to the address recorded in the share register.

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

Voting Rights

        Each common share carries one vote at a shareholders’ meeting. Voting rights may be exercised by our registered shareholders or by a duly appointed proxy of a shareholder, which proxy need not be a shareholder. This provision will allow for the exercise of voting rights by beneficial owners of our common shares. Our Articles of Association do not limit the number of shares that may be represented by a single shareholder. See “-Transfers of Common Shares” above and “Certain Provisions of Our Articles of Association, Organizational Regulations and Swiss Law-Shareholders’ Meetings” below.

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

Preferred Shares

        As of December 31, 2004, no Alcon preferred shares were authorized, issued or outstanding.

Future Share Issuances

        Under Swiss law, all decisions with respect to capital increases, whether of common or nonvoting preferred shares and whether for cash, non-cash or no consideration, are subject to the approval or authorization by shareholders.

          Creation of Conditional Share Capital for 2002 Alcon Incentive Plan. As of December 31, 2004, our share capital may be increased by a maximum aggregate amount of CHF 5,382,535.60 through the issuance of a maximum of 26,912,678 fully paid common shares, subject to adjustments to reflect share splits, upon the exercise of options to purchase common shares. New common shares will be issued upon the exercise of options which our management, employees and directors may be granted pursuant to the 2002 Alcon Incentive Plan. The grant of these options and the issuance of the underlying common shares upon option exercises will not entitle our shareholders to preemptive rights. The exercise price of the stock options shall be no less than the market price of common shares upon the date of grant of the options. See “Management-2002 Alcon Incentive Plan.”

        At December 31, 2004, 921,623 common shares, including 752,049 common shares during 2004, had been issued cumulatively from conditional share capital pursuant to the exercise of stock options granted under the 2002 Alcon Incentive Plan.

        In 2002, contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 million of their interests in the 1994 Phantom Stock Plan into 2,165,699 contingent restricted common shares of Alcon. All of these shares were issued from conditional share capital and included in the issued common shares in the accompanying balance sheets at December 31, 2004 and 2003.

        The restricted common shares and the common shares issued pursuant to the exercise of stock options reduced the conditional share capital from the 30 million common shares originally authorized in 2002.

Certain Provisions of Our Articles of Association, Organizational Regulations and Swiss Law

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

        The 2005 annual general meeting of shareholders is scheduled for May 3, 2005 in Zug, Switzerland.

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

      Powers and Duties

        Pursuant to Swiss corporate law, our shareholders have the exclusive right to decide on the following matters:

o adoption and amendment of our Articles of Association;

o election of members of our board of directors, statutory auditors, the auditors for our consolidated financial statements and the special auditors;

o approval of our annual report, our statutory financial statements and our consolidated financial statements;

o payments of dividends and any other distributions to shareholders;

o discharge of the members of our board of directors from liability for previous business conduct to the extent such conduct is known to the shareholders; and

o any other resolutions which are submitted to a shareholders’ meeting pursuant to law, our Articles of Association or by voluntary submission by our board of directors.

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

      Action by Shareholders

        At a shareholders’ meeting, all voting takes place by a show of hands, unless voting by ballot is resolved by a majority vote of shareholders present or ordered by the chairman of the meeting or unless voting is done by electronic form as ordered by the chairman of the meeting. Resolutions of shareholders generally require the approval of a majority of the common shares represented at a shareholders’ meeting, with abstentions having the effect of votes against the resolution. Shareholders’ resolutions requiring the affirmative vote of a majority of the common shares represented at a shareholders’ meeting include:

o amendments to our Articles of Association, unless the amendment is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders’ meeting;

o elections of directors and auditors;

o approval of our annual report, statutory financial statements and consolidated financial statements;

o payment of dividends;

o decisions to discharge the directors and management from liability for matters disclosed to the shareholders' meeting; and

o ordering of an independent investigation into specific matters proposed to the shareholders' meeting (Sonderprufung).

        Pursuant to Swiss corporate law, the affirmative vote of two-thirds of the common shares represented at a shareholders’

meeting is required to approve:

o changes in our business purpose;

o the creation of shares having different par values, each of which is entitled to one vote (i.e., dual-class common shares);

o the creation of restrictions on the transferability of common shares;

o the creation of authorized share capital or conditional share capital;

o an increase in our share capital by way of capitalization of reserves (Kapitalerhöhung aus Reserven), against contribution in kind (Sacheinlage), for the acquisition of assets (Sachübernahme), as well as involving the grant of preferences;

o a restriction or elimination of preemptive rights of shareholders in connection with a share capital increase;

o a relocation of our place of incorporation; and

o a merger.

        In addition, our Articles of Association require the approval of a supermajority of at least two-thirds of the common shares represented at a shareholders’ meeting to:

o create or abolish any restrictions on the exercise of voting rights;

o abolish any applicable restrictions on the transferability of shares;

o convert registered shares into bearer shares and vice versa; and

o modify any provisions in our Articles of Association requiring actions to be approved by a supermajority of the common shares represented at a shareholders’ meeting.

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

        We intend to mail shareholders’ meeting materials to record owners and to beneficial owners of shares holding their shares through DTC through customary banking and brokerage channels within eight business days after the date of the closing of the books.

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

Dissolution; Merger

        We may be dissolved at any time with the approval of (i) a simple majority of our common shares represented at a shareholders’ meeting in the event we are being dissolved through a liquidation and (ii) two-thirds of the common shares represented at a shareholders’ meeting in all other cases of dissolution, including a merger where we are not the surviving entity. Swiss law also requires the approval of two-thirds of the common shares represented at a shareholders’ meeting in case of (i) a merger where Alcon, Inc. is the surviving entity, (ii) a demerger, or (iii) a conversion. Dissolution by court order is possible if we become bankrupt, or for cause at the request of shareholders holding at least 10% of our share capital. Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up par value of shares held, subject to a Swiss withholding tax of 35% on the amount exceeding the paid-up par value. See “Taxation-Swiss Tax Considerations-Swiss Withholding Tax on Dividends and Similar Distributions.”

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

Auditors, Group Auditors and Special Auditors

        In April 2004, the shareholders re-elected KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, as Group and Parent Company Auditors for a one-year term of office. KPMG Klynveld Peat Marwick Goerdeler SA meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies. To the extent necessary for a review of the U.S.

GAAP financial statements of Alcon, Inc., KPMG Klynveld Peat Marwick Goerdeler SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP also was retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities. The shareholders re-elected Zensor Revisions AG, Zug, as special auditors for a one-year term of office. The auditors, group auditors and the special auditors are elected for a term ending at our next annual general shareholders’ meeting.

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

C.     MATERIAL CONTRACTS

        Except as noted below, we are not party to any material contracts other than those entered into in the ordinary course of business.

1.	As of December 31, 2004, the Company had a $2.0 billion commercial paper facility. As of December 31, 2004, $651.7 million of commercial paper was outstanding under this facility at an average interest rate of 2.2% before fees. Nestlé guarantees the commercial paper issued under this facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. Nestlé’s guarantee permits the Company to obtain more favorable interest rates based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. Total fees paid to Nestlé for the years ended December 31, 2004, 2003 and 2002 were $0.8 million, $4.1 million and $1.6 million, respectively.

2.	The Company had available commitments of $349.0 million under unsecured demand notes payable to various Nestlé affiliates; at December 31, 2004, $90.6 million was outstanding under these demand notes. The demand notes are committed for less than one year and accrue interest at rates consistent with local borrowing rates.

3.	On January 1, 2004, the Company entered into an agreement whereby Nestec S.A. an affiliate of Nestlé, provides certain treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm’s length transaction. The agreement may be terminated with sixty days written notice. This agreement replaces a prior agreement with Nestlé to provide similar services. Total fees paid to Nestec S.A. and Nestlé for the years ended December 31, 2004 and 2003 were $0.5 million and $0.5 million, respectively.

4.	On December 8, 2004, the Company entered into a services agreement whereby the Company retains T.R.G. Sear as the Chairman of the Board from January 1, 2005 until the annual general meeting of shareholders to be held in May 2005. During the term of this agreement, Mr. Sear will be paid $240,000 plus a car allowance of $12,500. Payment will be made over a period of four (4) months with the final payment being made on April 30, 2005. In addition to the foregoing amounts, Alcon will also reimburse Mr. Sear for reasonable travel expenses associated with his board service. After May 3, 2005, the Company will continue to supply an office to Mr. Sear through May 2010. The agreement may be terminated with 30 days written notice.

D.	EXCHANGE CONTROLS

        Other than in connection with government sanctions that may currently be imposed on Iraq, Yugoslavia, Liberia, Sierra Leone, Myanmar, Zimbabwe, Ivory Coast and on persons or organizations with links to Osama bin Laden, the “Al-Qaida” group, the Taliban and other terrorist groups, and any other similar sanctions that the Swiss government may impose against various countries, regimes, or parties, there are currently no Swiss governmental laws, decrees, or regulations that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

E.     TAXATION

        The following is a summary of the material U.S. Federal income tax and Swiss Federal tax considerations relevant to the ownership, acquisition and disposition of our common shares.

        For purposes of this discussion, a “U.S. Holder” is any one of the following:

o an individual who is a citizen or resident of the United States;

o a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

o an estate the income of which is subject to U.S. Federal income taxation regardless of its source;

o a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

o a person otherwise subject to U.S. Federal income tax on its worldwide income.

        If a partnership holds common shares, the tax treatment of a partner will generally depend upon the partner’s circumstances and upon the activities of the partnership. Partners of partnerships holding these common shares should consult their tax advisors as to the tax consequences of owning or disposing of common shares.

        For purposes of this discussion, a “Swiss Holder” is any one of the following:

o an individual who is a resident of Switzerland;

o corporations and other legal entities that are incorporated in Switzerland;

o corporations and other legal entities that are not incorporated in Switzerland but are effectively managed and controlled in Switzerland;

o a person otherwise subject to Swiss tax on its worldwide income; or

o corporations or other legal entities that are not incorporated in Switzerland nor managed and controlled in Switzerland that hold our common shares as part of a permanent establishment located in Switzerland.

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

        The summary is not intended to apply to holders of common shares in particular circumstances, such as:

o dealers in securities;

o traders in securities who elect to apply a mark-to-market method of tax  accounting;

o financial institutions;

o regulated investment companies;

o tax-exempt organizations;

o insurance companies;

o persons holding common shares as part of a hedging, straddle, conversion or other integrated transaction;

o holders who hold their common shares other than as capital assets;

o persons whose functional currency is not the U.S. dollar;

o certain U.S. expatriates;

o Swiss Holders of common shares with a value of at least 2 million CHF;

o persons subject to the U.S. alternative minimum tax; and

o holders of common shares that will own directly or indirectly,

or will be deemed to own, 10% or more of either the total voting power or the total value of our stock.

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

      U.S. Holders

        A U.S. Holder who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial refund of the withholding tax incurred on a taxable distribution from us if the conditions of the bilateral tax treaty between the U.S. and Switzerland are met. A U.S. Holder who is a resident of the United States for purposes of the bilateral tax treaty between the U.S. and Switzerland is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under this treaty and (ii) holds, directly or indirectly, less than 10% of our voting stock and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which common shares are attributable. Such an eligible U.S. Holder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Swiss Federal Tax Administration at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH 3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable. To facilitate the refund process, we have made arrangements with Globe Tax Services, Inc. to offer all U.S. Holders the opportunity to participate in a group refund claim.

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

        As of January 1, 2005, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries.

Albania	Greece	Macedonia	Slovakia
Armenia	Hungary	Malaysia	Slovenia
Australia	Iceland	Mexico	South Africa
Austria	India	Moldova	South Korea
Azerbaijan	Indonesia	Mongolia	Spain
Belarus	Iran	Morocco	Sri Lanka
Belgium	Israel	Netherlands	Sweden
Bulgaria	Italy	New Zealand	Thailand
Canada	Ivory Coast	Norway	Trinidad and Tobago
Croatia	Jamaica	Pakistan	Tunisia
Czech Republic	Japan	People's Republic of China	Ukraine
Denmark	Kazakhstan	Philippines	United Kingdom
Ecuador	Kuwait	Poland	United States
Egypt	Kyrgyzstan	Portugal	Uzbekistan
Estonia	Latvia	Republic of Ireland	Venezuela
Finland	Liechtenstein	Romania	Vietnam
France	Lithuania	Russia
Germany	Luxembourg	Singapore

        In addition, negotiations have been completed for new double taxation treaties with Georgia, Montenegro, North Korea, Serbia, and Zimbabwe. Negotiations for double taxation treaties with Brazil, Chile, Turkmenistan, Turkey, and Yugoslavia are in process. By exchange of notes, extension of the 1954 Treaty with the United Kingdom applies to Antigua and Barbuda,

Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Malawi, Montserrat, St. Christopher Nevis and Anguilla, St. Lucia, St. Vincent, and Zambia. By extension of notes, the 1973 Treaty with Denmark applies to the Faroe Islands.

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

      U.S. Holders and Other Holders

    U.S. and any other holders of common shares who are neither residents of Switzerland for tax purposes nor hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of dividends and similar distributions received from us.

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

      U.S. Holders and Other Holders

    U.S. and other holders of common shares that are not resident in Switzerland for tax purposes and do not hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes on gains realized upon the disposal of common shares.

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

      U.S. Holders and Other Holders

         U.S. and other holders of common shares that are not resident in Switzerland for tax purposes and do not hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.

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

        Distributions in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a U.S. Holder to the extent of the U.S. Holder’s tax basis in its common shares. To the extent that such distributions are in excess of the U.S. Holder’s basis in its common shares, the distribution will constitute gain from the deemed sale or exchange of his or her shares. See “Tax on Sale or Exchange of Common Shares” below.

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

        A U.S. Holder will be entitled to claim a foreign tax credit with respect to distributions received from us only for foreign taxes (such as Swiss withholding taxes) imposed on dividends paid to such U.S. Holder and not for taxes imposed on us or on any entity in which we have made an investment. Distributions with respect to the common shares that are taxable as dividends generally will be treated as foreign source passive income (or for U.S. Holders that are “financial services entities” as defined in the Treasury Regulations, foreign source “financial services income”) for U.S. foreign tax credit purposes. For the purpose of determining the foreign tax credit limitation, the amount of such dividend distributions is reduced under a special rule that generally ensures that the amount of the foreign taxes imposed on the dividend that can be currently credited against the U.S. Holder’s U.S. Federal income tax liability will not exceed the U.S. Federal income tax on the distribution. Alternatively, a U.S. Holder may deduct foreign taxes (such as Swiss withholding taxes) imposed on dividends paid to such U.S. Holder. The decision to claim a credit or take a deduction for foreign taxes imposed on a U.S. Holder applies to all such taxes incurred by the U.S. Holder during the taxable year.

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

Passive Foreign Investment Company

        We do not expect to be a passive foreign investment company because less than 75% of our gross income will consist of certain “passive” income and less than 50% of the average value of our assets will consist of assets that produce, or are held for the production of, such passive income. For this purpose, “passive” income generally includes dividends from unrelated companies, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. If we were to become a passive foreign investment company, which determination will be made on an annual basis, the passive foreign investment company rules could produce significant adverse consequences for a U.S. Holder (regardless of the ownership percentage of our shares held by such holder), including the loss of the preferential tax rate on dividends.

Backup Withholding and Information Reporting

        Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares. This withholding generally applies only if that individual holder:

o fails to furnish his or her taxpayer identification number to the U.S. financial institution that is in charge of the administration of that holder's common shares or any other person responsible for the payment of dividends on the common shares;

o furnishes an incorrect taxpayer identification number;

o is notified by the U.S. Internal Revenue Service that he or she has failed to properly report payments of interest or dividends and the U.S. Internal Revenue Service has notified us that the individual holder is subject to backup withholding; or

o fails, under specified circumstances, to comply with applicable certification requirements.

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

        This discussion, which does not address any aspects of U.S. taxation other than Federal income taxation relevant to U.S. Holders of common shares, is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF COMMON SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES.

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

        We are subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

        As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

        As a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies; however, we intend to furnish holders of our common shares with reports annually containing consolidated financial statements audited by independent accountants. We also intend to file quarterly unaudited financial statements under cover of Form 6-K.

I.	SUBSIDIARY INFORMATION Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

        Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks. At December 31, 2004, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

Credit Risks

        In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not untypical that six larger customers in the United States may total approximately 17% of the outstanding balance of accounts receivable; however no single customer accounts for more than 10% of annual sales.

        As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $350,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 18 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size, and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

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

        We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used primarily to hedge intercompany receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

        The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because these contracts are entered into for hedging purposes, we believe that any gains or losses resulting from exchange rate fluctuations would be largely offset by a gain or loss on the underlying foreign currency asset or liability that is being hedged. Regarding foreign currency forward contracts and the underlying assets and liabilities, an instantaneous ten percent decline in foreign exchange rates at December 31, 2004 would have decreased our earnings before income taxes by approximately $16.5 million.

        While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies. At December 31, 2004, the financial instruments are as follows:

$120 million notional amount of foreign currency forward contracts designated as fair value hedges to offset the potential earnings effects from short term net assets denominated in Swiss francs.

$10.5 million notional amount of foreign currency swaps designated as fair value hedges in Brazil where we borrow U.S. dollars and swap into Brazilian reis. The fair value of the foreign currency swap at December 31, 2004 was a liability of $2.4 million.

$32.8 million equivalent notional amount of foreign currency forward contracts designated as fair value hedges to offset the potential earning effects from intercompany receivables (denominated in various currencies) held by our Swiss subsidiary.

$107.8 million equivalent notional amount of forward currency swap agreements designated as fair value hedges to offset the exposure resulting from intergroup loans denominated in yen in our Belgium and Italy subsidiaries.

$26.5 million equivalent notional amount of foreign currency options designated as fair value hedges to offset the potential earning effects from intercompany receivables (denominated in various currencies) held by our Swiss subsidiary.

Interest Rate Risks

        We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of December 31, 2004, approximately 2.2% of our debt was long term fixed rate loans, including the impact of interest rate swaps. We also had short term floating rate investments and deposits equal to approximately 133.9% of our short term floating rate debt at December 31, 2004. A 1% increase in short term interest rates would have increased our pretax earnings by $2.6 million and a 1% decrease in short term interest rates would have decreased our pretax earnings by $2.6 million. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest risk on selected debt instruments.

        In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion. This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument. At December 31, 2004, the fair value of the interest rate swap was $2.4 million. The fair value of the interest rate swap was based on market data including the relevant interest rates at December 31, 2004. The equivalent notional amount at December 31, 2004 was $48.2 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures. As of the end of the period covered by this annual report (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including its chief executive officer and its chief financial officer, pursuant to Rule 13a-15 of the Exchange Act of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on this evaluation, the Company’s chief executive officer and its chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Changes in Internal Control over Financial Reporting. There were no significant changes in the Company’s internal control over financial reporting identified in connection with the evaluation performed above that occurred during the period covered by this annual report that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions. As a result, no corrective actions were taken.

ITEM 16.

A.     AUDIT COMMITTEE FINANCIAL EXPERT

        Alcon’s board of directors has determined that Thomas G. Plaskett is an “audit committee financial expert” as defined in the instructions for Item 16A of Form 20-F. Mr. Plaskett is “independent,” as determined in accordance with the rules of the New York Stock Exchange.

B.     CODE OF ETHICS

        Alcon has adopted a Code of Business Conduct and Ethics that applies to all employees including its Chief Executive Officer, Chief Financial Officer and its principal accounting officer. The Company has posted this Code of Ethics to its Web site, www.alconinc.com, where it is publicly available. In addition, Alcon will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders upon request.

C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The aggregate worldwide fees billed by KPMG LLP and its affiliates for professional services to the Company were $3.59 million in 2004 and $3.30 million in 2003, as noted below.

	2004	2003
	(in thousands)
Audit Fees (1)	$2,708	$2,485
Audit-Related Fees (2)	309	231
Tax Fees (3)	560	580
All Other Fees (4)	16	8

Total Fees	$3,593	$3,304

(1)	Audit Fees represent fees for professional services provided for the audit of the Company’s annual financial statements, review of the Company’s quarterly financial statements, and statutory audits for the Company’s worldwide subsidiaries/affiliates.

(2)	Audit-Related Fees consisted principally of fees for audits of financial statements of certain employee benefit plans and assistance in documenting internal controls.

(3)	Tax Fees represent fees for professional services related to tax compliance and tax planning / advisory consultation.

(4)	All Other Fees represent professional services provided for services not directly supporting financial statement audits.

        The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended December 31, 2004 and 2003 have been approved by the Audit Committee subject to the policy and procedures described below.

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

E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        The following table provides information with respect to purchases made during the year ended December 31, 2004 by or on behalf of Alcon or any “affiliated purchaser,” of its common shares that are registered pursuant to section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)(b)(c)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs (d)
January 1 to 31, 2004	706,500	$60.22	706,500	514,900
February 1 to 29, 2004	370,000	64.05	370,000	4,144,900
March 1 to 31, 2004	1,520,400	62.93	1,520,400	2,624,500
April 1 to 30, 2004	177,200	62.95	177,200	2,447,300
May 1 to 31, 2004	--	--	--	2,447,300
June 1 to 30, 2004	--	--	--	2,447,300
July 1 to 31, 2004	--	--	--	2,447,300
August 1 to 31, 2004	15,200	70.62	15,200	2,432,100
September 1 to 30, 2004	--	--	--	2,432,100
October 1 to 31, 2004	40,000	69.44	40,000	2,392,100
November 1 to 30, 2004	401,600	73.06	401,600	1,990,500
December 1 to 31, 2004(e)	391,500	76.74	391,500	5,599,000

Total	3,622,400	$65.24	3,622,400	N/A
(a)	Based on settlements occurring within the month.

(b)	No shares were purchased other than through a publicly announced plan or program.

(c)	In addition to the purchases above, during 2004 the Company also acquired 9,476 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)	In 2002, Alcon’s board of directors authorized the purchase of up to 2,000,000 Alcon common shares. The Company completed its acquisition of these shares in March 2004. On February 11, 2004, Alcon’s board of directors authorized the purchase of up to an additional 4,000,000 Alcon common shares. On December 10, 2004, Alcon’s board of directors authorized the purchase of up to an additional 4,000,000 Alcon common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, the Company will purchase shares in the open market.

(e)	At December 31, 2004, the Company had committed in the open market to purchase 45,000 Alcon common shares at an average price per share of $80.54 that did not settle until 2005. These transactions were not included in any of the purchases shown above.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page Reference:
ALCON, INC. AND SUBSIDIARIES:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets - December 31, 2004 and 2003	F-3
Consolidated Statements of Earnings - Years ended
December 31, 2004, 2003 and 2002	F-4
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2004, 2003 and 2002	F-5
Consolidated Statements of Cash Flows - Years ended
December 31, 2004, 2003 and 2002	F-6
Notes to Consolidated Financial Statements	F-7

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Registrant's Articles of Association, as of February 14, 2005
1.2	Registrant's Organizational Regulations, as of September 30, 2004
(Incorporated by reference to Exhibit 99.1 of Registrant's report on Form
6-K filed on October 6, 2004)
2.1	The Registrant agrees to furnish copies of any instruments defining the rights of holders of long term debt of the Registrant and its consolidated subsidiaries to the Commission upon request.
4.1	Amended 2002 Alcon Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant's report on Form 6-K filed on February 17, 2005)
4.2	Alcon Executive Deferred Compensation Plan
(Incorporated by reference to Exhibit 4.1 to the Registrant's
Registration Statement on Form S-8 filed on December 12, 2003,
File No. 333-100746)
4.3	Alcon 401(k) Retirement Plan and Trust
(Incorporated by reference to Exhibit 4.1 to the Registrant's Registration
Statement on Form S-8 filed on December 12, 2003, File No. 333-111145)
4.4	Alcon Excess 401(k) Plan (Incorporated by reference to Exhibit 4.4 to the
Registrant's Annual Report on Form 20-F filed on March 12, 2004)
4.5	Alcon Supplemental Executive Retirement Plan for Alcon Holdings, Inc.
and Affiliated Entities (Incorporated by reference to Exhibit 4.5 to the
Registrant's Annual Report on Form 20-F filed on March 12, 2004)
4.6	Commercial Paper Guarantee
(Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F filed on March 31, 2003)
4.7	Demand Note payable to Nestlé Capital Corporation,
dated June 21, 2002
(Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F filed on March 31, 2003)
4.8	Investment Services Agreement with Nestec S.A. effective January 1, 2004
4.9	Services Agreement with T.R.G. Sear effective January 1, 2005
4.10	Separation Agreement between Nestlé S.A. and Alcon, Inc., dated February 22,
2002 (Incorporated by reference to Exhibit 10.1 to the Registrant's
Registration Statement on Form F-1 filed on February 22, 2002)
8.1	Significant Subsidiaries of the Registrant (Incorporated by reference to
Exhibit 8.1 to the Registrant's Annual Report on Form 20-F filed on March
12, 2004)
12.1	Certification of Chief Executive Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
12.2	Certification of Chief Financial Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
13.1	Certification Furnished Pursuant to Rule 13a-14(b)
(17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b))
and Section 1350 of Chapter 63 of Title 18
of the United States Code (18 U.S.C. Section 1350)
14.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  ALCON, INC
    (Registrant)

  /s/ Jacqualyn A. Fouse
  (Signature)

 Jacqualyn A. Fouse,
 Senior Vice President, Finance and
 Chief Financial Officer

Date:
March 15, 2005

INDEX TO FINANCIAL STATEMENTS

Page Reference:
ALCON, INC. AND SUBSIDIARIES:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets - December 31, 2004 and
2003	F-3
Consolidated Statements of Earnings - Years ended
December 31, 2004, 2003 and 2002	F-4
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2004, 2003 and 2002	F-5
Consolidated Statements of Cash Flows - Years ended
December 31, 2004, 2003 and 2002	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Alcon, Inc.

        We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Fort Worth, Texas
January 28, 2005,
    except for note 19 which is
    as of February 9, 2005

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$ 1,093.4	$ 1,086.0
Investments	138.2	100.5
Trade receivables, net	696.8	622.8
Inventories	455.2	446.5
Deferred income tax assets	176.1	157.4
Other current assets	84.4	57.0

Total current assets	2,644.1	2,470.2
Property, plant and equipment, net	830.2	788.8
Intangible assets, net	329.3	331.5
Goodwill	549.2	552.1
Long term deferred income tax assets	66.4	41.8
Other assets	48.9	39.2

Total assets	$ 4,468.1	$ 4,223.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$ 126.2	$ 146.1
Short term borrowings	911.6	1,326.8
Current maturities of long term debt	4.5	8.5
Other current liabilities	835.1	751.6

Total current liabilities	1,877.4	2,233.0

Long term debt, net of current maturities	71.9	75.0
Long term deferred income tax liabilities	23.3	31.4
Other long term liabilities	307.6	292.7
Contingencies (note 16)
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 336,975,000
shares authorized; 310,062,322 shares issued and
305,654,454 shares outstanding at December 31, 2004;
309,310,273 shares issued and 308,519,051 shares
outstanding at December 31, 2003	42.7	42.5
Additional paid-in capital	547.3	512.0
Accumulated other comprehensive income (loss)	225.4	135.8
Deferred compensation	(2.6)	(7.5)
Retained earnings	1,653.6	951.2
Treasury shares, at cost; 4,407,868 shares at December 31, 2004;
and 791,222 shares at December 31, 2003	(278.5)	(42.5)

Total shareholders' equity	2,187.9	1,591.5

Total liabilities and shareholders' equity	$ 4,468.1	$ 4,223.6

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2004	2003	2002
	(in millions, except share data)
Sales	$ 3,913.6	$ 3,406.9	$ 3,009.1
Cost of goods sold	1,081.6	1,005.9	892.7

Gross profit	2,832.0	2,401.0	2,116.4
Selling, general and administrative	1,237.3	1,112.5	1,014.7
Research and development	390.4	349.9	323.5
Gain on sale of plant	--	(8.2)	--
Amortization of intangibles	72.5	67.4	74.5

Operating income	1,131.8	879.4	703.7
Other income (expense):
Gain (loss) from foreign currency, net	(2.2)	2.0	4.2
Interest income	23.3	18.5	22.2
Interest expense	(26.9)	(41.8)	(53.8)
Other	(0.3)	--	1.2

Earnings before income taxes	1,125.7	858.1	677.5
Income taxes	253.9	262.7	210.6

Net earnings	$ 871.8	$ 595.4	$ 466.9

Basic earnings per common share	$ 2.85	$ 1.93	$ 1.54

Diluted earnings per common share	$ 2.80	$ 1.92	$ 1.53

Basic weighted average common shares	305,761,128	307,934,623	301,482,834
Diluted weighted average common shares	310,837,194	310,812,399	302,511,780

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

        Years Ended December 31, 2004, 2003 and 2002

	Common Shares
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Retained Earnings	Treasury Shares	Total
	(in millions, except share data)
Balance, December 31, 2001	300,000,000	$ 42.9	$ 592.0	$(110.8)	$ --	$ 865.5	$ --	$ 1,389.6
Comprehensive income:
Net earnings	--	--	--	--	--	466.9	--	466.9
Change in net unrealized losses on
investments	--	--	--	(1.6)	--	--	--	(1.6)
Change in net unrealized losses on
cash flow hedges	--	--	--	(5.8)	--	--	--	(5.8)
Foreign currency tranlation
adjustments	--	--	--	101.8	--	--	--	101.8

Total comprehensive ncome								561.3

Conversion of common shares
to preferred shares	(69,750,000)	(10.0)	(2,178.0)	--	--	--	--	(2,188.0)
Initial public offering	76,725,000	9.3	2,398.8	--	--	--	--	2,408.1
Share award transactions	84,968	--	3.3	--	--	--	(0.2)	3.1
Treasury shares acquired	(193,500)	--	--	--	--	--	(7.9)	(7.9)
Conversion of employee plan	2,165,699	0.3	70.3	--	(37.3)	--	--	33.3
Compensation expense	--	--	--	--	22.1	--	--	22.1
Dividends and accretion of discount
on preferred shares of subsidiary	--	--	--	--	--	(3.9)	--	(3.9)
Dividends on common shares	--	--	(377.9)	--	--	(865.5)	--	(1,243.4)

Balance, December 31, 2002	309,032,167	42.5	508.5	(16.4)	(15.2)	463.0	(8.1)	974.3
Comprehensive income:
Net earnings	--	--	--	--	--	595.4	--	595.4
Change in net unrealized losses on
investments	--	--	--	(0.3)	--	--	--	(0.3)
Change in net unrealized losses on
cash flow hedges	--	--	--	5.8	--	--	--	5.8
Minimum pension liability
adjustment	--	--	--	(2.5)	--	--	--	(2.5)
Foreign currency translation
adjustments	--	--	--	149.2	--	--	--	149.2

Total comprehensive income								747.6

Share award transactions	71,984	--	3.5	--	--	--	(0.2)	3.3
Treasury shares acquired	(585,100)	--	--	--	--	--	(34.2)	(34.2)
Compensation expense	--	--	--	--	7.7	--	--	7.7
Dividends on common shares	--	--	--	--	--	(107.2)	--	(107.2)

Balance, December 31, 2003	308,519,051	42.5	512.0	135.8	(7.5)	951.2	(42.5)	1,591.5
Comprehensive income:
Net earnings	--	--	--	--	--	871.8	--	871.8
Change in net unrealized losses on
investments	--	--	--	(1.5)	--	--	--	(1.5)
Minimum pension liability
adjustment	--	--	--	(1.5)	--	--	--	(1.5)
Foreign currency translation
adjustments	--	--	--	92.6	--	--	--	92.6

Total comprehensive income								961.4

Share award transactions	757,803	0.2	35.3	--	--	--	0.3	35.8
Treasury shares acquired	(3,622,400)	--	--	--	--	--	(236.3)	(236.3)
Compensation expense	--	--	--	--	4.9	--	--	4.9
Dividends on common shares	--	--	--	--	--	(169.4)	--	(169.4)

Balance, December 31, 2004	305,654,454	$ 42.7	$ 547.3	$ 225.4	$(2.6)	$ 1,653.6	$(278.5)	$ 2,187.9

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2004	2003	2002
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$ 871.8	$ 595.4	$ 466.9
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	120.7	110.4	92.0
Amortization of intangibles	72.5	67.4	74.5
Amortization of deferred compensation	4.9	7.7	22.1
Tax benefit from exercise of stock options	9.3	0.9	--
Deferred income taxes	(40.5)	(28.1)	5.3
(Gain) loss on sale of assets	2.7	(7.2)	6.7
Changes in operating assets and liabilities:
Trade receivables	(36.8)	(19.6)	(27.5)
Inventories	23.9	25.0	(3.3)
Other assets	(29.6)	36.5	28.6
Accounts payable and other current liabilities	37.4	92.9	26.1
Other long term liabilities	11.5	34.1	10.0

Net cash from operating activities	1,047.8	915.4	701.4

Cash provided by (used in) investing activities:
Proceeds from sale of assets	1.6	21.1	1.5
Purchases of property, plant and equipment	(146.2)	(157.9)	(120.9)
Purchases of intangible assets	(69.9)	(5.0)	(2.8)
Net purchases of investments	(41.0)	(33.9)	(4.7)

Net cash from investing activities	(255.5)	(175.7)	(126.9)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(434.5)	(506.9)	951.4
Proceeds from issuance of long term debt	--	--	0.9
Repayment of long term debt	(9.3)	(23.5)	(630.4)
Dividends on common shares	(169.4)	(107.2)	(1,243.4)
Proceeds from public sale of common shares	--	--	2,408.1
Redemption of preferred shares	--	--	(2,188.0)
Proceeds from sale of common shares to employees	25.8	2.6	3.3
Acquisition of treasury shares	(236.3)	(34.1)	(7.9)
Proceeds from sale of preferred shares of subsidiary	--	--	1,362.5
Redemption of preferred shares of subsidiary	--	--	(1,364.4)
Dividends on preferred shares of subsidiary	--	--	(2.0)
Other	1.0	--	(42.8)

Net cash from financing activities	(822.7)	(669.1)	(752.7)

Effect of exchange rates on cash and cash equivalents	37.8	47.5	5.6

Net increase (decrease) in cash and cash equivalents	7.4	118.1	(172.6)
Cash and cash equivalents, beginning of year	1,086.0	967.9	1,140.5

Cash and cash equivalents, end of year	$ 1,093.4	$ 1,086.0	$ 967.9

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1) Summary of Significant Accounting Policies and Practices

(a) Description of Business

        The principal business of Alcon, Inc., a Swiss corporation (“Alcon”), and all of its subsidiaries (collectively, the “Company”) is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company’s worldwide operations, it is not subject to significant concentration risks.

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

(h) Financial Instruments

        The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company’s exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments. The Company does not enter into financial instruments for trading or speculative purposes.

        The Company periodically uses foreign currency forward exchange contracts to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany transactions. The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

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

(j) Goodwill and Intangible Assets, Net

        Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for an impairment could exist.

        Intangible assets, net, consist of customer base, trademarks, patents and licensed technology. The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 4 to 20 years.

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

        In May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company determined the impact of this act and adopted FSP No. FAS 106-2 during the second quarter of 2004. See note 15 entitled Pension and Postretirement Benefits.

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

(o) Selling, General and Administrative

        Advertising costs are expensed as incurred. Advertising costs amounted to $124.7, $119.5 and $99.7 in 2004, 2003 and 2002, respectively.

        Shipping and handling costs amounted to $39.3, $42.5 and $37.0 in 2004, 2003 and 2002, respectively.

(p) Income Taxes

        The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share

        Basic earnings per common share were computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the relevant period. Earnings available to common shareholders were determined by deducting dividends and accretion of discount on preferred shares of subsidiary from net earnings. In 2004, 2003 and 2002, diluted weighted average common shares reflects the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

        A reconciliation of net earnings to earnings available to common shareholders follows:

	2004	2003	2002
Net earnings	$871.8	$595.4	$ 466.9
Dividends and accretion of discount on
preferred shares of subsidiary	--	--	(3.9)

Earnings available to common shareholders	$871.8	$595.4	$ 463.0

        The following table reconciles the weighted average shares of the basic and diluted share computations:

	2004	2003	2002
Basic weighted average common shares outstanding	305,761,128	307,934,623	301,482,834
Effect of dilutive securities:
Employee stock options	4,543,823	2,106,941	303,665
Contingent restricted common shares	532,243	770,835	725,281

Diluted weighted average common shares outstanding	310,837,194	310,812,399	302,511,780

The effect of antidilutive stock options was not significant for the periods presented.

(r) Comprehensive Income

        Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments, unrealized losses on cash flow hedges and minimum pension liability adjustment and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

(s) Stock Based Compensation

        The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the “fair value” recognition provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” in accounting for the plan.

	2004	2003	2002
Net earnings, as reported	$ 871.8	$ 595.4	$ 466.9
Deduct: Total stock-based employee compensation
expense determined under the "fair value" method
for all awards, net of related tax benefits	(51.5)	(35.7)	(26.1)

Proforma net earnings	$ 820.3	$ 559.7	$ 440.8

Earnings per common share:
Basic - as reported	$ 2.85	$ 1.93	$ 1.54

Basic - proforma	$ 2.68	$ 1.82	$ 1.46

Diluted - as reported	$ 2.80	$ 1.92	$ 1.53

Diluted - proforma	$ 2.65	$ 1.80	$ 1.46

(t) Treasury Shares

        Treasury shares are accounted for by the cost method. The board of directors has approved the repurchase of up to ten million common shares to satisfy the exercise of employee options to purchase common shares as described in note 11.

(u) Warranty Reserves

        The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(v) Reclassifications

        Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(2) Initial Public Offering

        At December 31, 2001, Alcon was a wholly owned subsidiary of Nestlé S.A. (“Nestlé”). On September 20, 2001, the board of directors of Nestlé approved the exploration of an initial public offering (the “IPO”) of a minority stake in Alcon.

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

        In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one-time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

(3) Cash Flows—Supplemental Disclosures

	2004	2003	2002
Supplemental disclosure of cash flow information:
Cash paid during the year for the following:
Interest expense, net of amount capitalized	$ 28.0	$ 43.3	$ 53.4

Income taxes	$327.8	$239.9	$210.6

Supplemental Disclosure of Non-cash Financing Activities:

a)	On February 25, 2002, Nestlé converted 69,750,000 Alcon common shares that it owned into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares was CHF 3,634.

b)	In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.

Deferred compensation (included in shareholders’ equity) related to the restricted common shares was reduced by $4.9, $7.7 and $22.1, which amounts were charged against earnings in the years ended December 31, 2004, 2003 and 2002, respectively, and were reflected as adjustments in net cash from operating activities.

c)	During the years ended December 31, 2004, 2003 and 2002, certain individuals terminated employment before vesting in their restricted common shares and forfeited 9,476, 6,590 and 6,032 restricted common shares, respectively. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares.

(4) Goodwill and Intangible Assets

Intangible assets subject to amortization:

	December 31, 2004		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Licensed technology	$ 583.2	$(321.9)	$ 511.6	$(258.2)
Other	186.5	(118.5)	186.0	(107.9)

	$ 769.7	$(440.4)	$ 697.6	$(366.1)

        In 2004, the Company entered into an agreement to buy out the remaining payment obligations under a license agreement that provided for future royalties, thus converting it into a fixed price license agreement. The fixed price license is being amortized over the remaining estimated useful life of 4 years.

	Years ended December 31,
	2004	2003	2002
Aggregate amortization expense related to intangible assets	$72.5	$67.4	$74.5

        In connection with a voluntary recall and termination of the SKBM® microkeratome product line, a $5.9 impairment loss on intangible assets was recorded as amortization in 2002.

      Estimated Amortization Expense:

For year ended December 31, 2005	$79.8
For year ended December 31, 2006	$74.4
For year ended December 31, 2007	$71.2
For year ended December 31, 2008	$49.9
For year ended December 31, 2009	$20.0

        The Company recorded no intangible assets with indefinite lives other than goodwill.

        The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2002	$ 341.6	$ 208.2	$ 549.8
Impact of changes in foreign exchange rates and other	(2.3)	4.6	2.3

Balance, December 31, 2003	339.3	212.8	552.1
Impact of changes in foreign exchange rates and other	--	(2.9)	(2.9)

Balance, December 31, 2004	$ 339.3	$ 209.9	$ 549.2

(5) Supplemental Balance Sheet Information

	December 31,
	2004	2003
Cash and Cash Equivalents
Cash	$ 36.0	$ 65.9
Cash equivalents on deposit with Nestlé	1.7	0.1
Cash equivalents -- other	1,055.7	1,020.0

	$1,093.4	$1,086.0

        Cash equivalents consisted of interest bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2004	2003
Trade Receivables, Net
Trade receivables	$ 728.7	$ 658.4
Allowance for doubtful accounts	(31.9)	(35.6)

	$ 696.8	$ 622.8

	2004	2003	2002
Allowance for Doubtful Accounts
Balance at beginning of year	$ 35.6	$ 34.9	$ 28.1
Bad debt expense	0.6	2.2	8.9
Charge-off (recoveries), net	(4.3)	(1.5)	(2.1)

Balance at end of year	$ 31.9	$ 35.6	$ 34.9

	December 31,
	2004	2003
Inventories
Finished products	$281.7	$270.9
Work in process	43.1	40.0
Raw materials	130.4	135.6

	$455.2	$446.5

	December 31,
	2004	2003
Other Current Assets
Prepaid expenses	$43.4	$26.3
Receivables from affiliates	0.1	0.1
Other	40.9	30.6

	$84.4	$57.0

	December 31,
	2004	2003
Property, Plant and Equipment, Net
Land and improvements	$ 27.0	$ 25.4
Buildings and improvements	604.2	494.3
Machinery, other equipment and software	956.4	848.1
Construction in progress	50.5	120.6

	1,638.1	1,488.4
Accumulated depreciation	(807.9)	(699.6)

	$ 830.2	$ 788.8

        Construction in progress at December 31, 2004 consisted primarily of various plant expansion projects. Commitments related to these projects at December 31, 2004 totaled $32.0.

	December 31,
	2004	2003
Other Current Liabilities
Deferred income tax liabilities	$ 17.2	$ 14.0
Payables to affiliates	1.8	6.1
Accrued warranties	7.6	7.3
Accrued compensation	257.3	206.3
Accrued taxes	230.7	267.1
Accrued product rebates	115.6	86.6
Other	204.9	164.2

	$835.1	$751.6

	2004	2003	2002
Warranty Reserve
Balance at beginning of year	$ 7.3	$ 6.4	$ 6.5
Warranty expense	10.4	11.0	13.4
Warranty payments, net	(10.1)	(10.1)	(13.5)

Balance at end of year	$ 7.6	$ 7.3	$ 6.4

	December 31,
	2004	2003
Other Long Term Liabilities
Pension plans	$215.3	$194.8
Postretirement health care plan	61.2	60.2
Deferred compensation	24.0	29.4
Other	7.1	8.3

	$307.6	$292.7

	December 31,
	2004	2003
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$ 232.0	$ 139.4
Unrealized losses on investments	(2.6)	(1.1)
Minimum pension liability adjustment, net of tax benefit	(4.0)	(2.5)

	$ 225.4	$ 135.8

(6) Short Term Borrowings

	December 31,
	2004	2003
Lines of credit	$ 141.0	$ 167.3
Commercial paper	651.7	1,005.1
From affiliates	90.6	111.5
Bank overdrafts	28.3	42.9

	$ 911.6	$1,326.8

        At December 31, 2004, the Company had several unsecured line of credit agreements totaling $420.5 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were nominal during 2004, 2003 and 2002. The weighted average interest rates at December 31, 2004 and 2003 were 4.3% and 2.5%, respectively. The amounts outstanding under these agreements at December 31, 2004 were due at various dates during 2005.

        At December 31, 2004, the Company had a $2,000 commercial paper facility. At December 31, 2004, the outstanding balance carried an average interest rate of 2.2% before fees. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company’s management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2004, 2003 and 2002 were $0.8, $4.1 and $1.6, respectively.

        The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2004 were either due on demand or at various dates during 2005. The weighted average interest rates at December 31, 2004 and 2003 were 1.9% and 2.2%, respectively. The unused portion under the line of credit agreements was $258.4 at December 31, 2004.

        The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $235.2 at December 31, 2004. The weighted average interest rates on bank overdrafts at December 31, 2004 and 2003 were 4.8% and 4.9%, respectively.

(7) Long Term Debt

	December 31,
	2004	2003
License obligations	$13.4	$21.7
Bank loan	50.5	48.9
Other	12.5	12.9

Total long term debt	76.4	83.5
Less current maturities of long term debt	4.5	8.5

Long term debt, net of current maturities	$71.9	$75.0

        License obligations represented the present value of noninterest bearing future fixed payments through 2007 that were capitalized as intangibles. These obligations were discounted at the Company’s borrowing rate (6.0% to 8.5%) at the time each license was obtained.

        The Company’s Japanese subsidiary has an outstanding bank loan with interest at yen LIBOR (0.1% at December 31, 2004) due 2011. This bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2004, 2003 and 2002.

        Long term maturities for each of the next five years are $4.5 in 2005, $5.2 in 2006, $5.1 in 2007, $0.3 in 2008, and $0.2 in 2009.

        Interest costs of $0.8, $0.5 and $0.2 in 2004, 2003 and 2002, respectively, were capitalized as part of property, plant and equipment.

(8) Income Taxes

        The components of earnings before income taxes were:

	2004	2003	2002
Switzerland	$ 461.8	$244.8	$178.3
Outside of Switzerland	663.9	613.3	499.2

Earnings before income taxes	$1,125.7	$858.1	$677.5

Income tax expense (benefit) consisted of the following:

	2004	2003	2002
Current:
Switzerland	$ 32.1	$ 12.6	$ 20.8
Outside of Switzerland	262.3	278.2	184.5

Total current	294.4	290.8	205.3

Deferred:
Switzerland	(9.8)	5.9	3.7
Outside of Switzerland	(30.7)	(34.0)	1.6

Total deferred	(40.5)	(28.1)	5.3

Total	$ 253.9	$ 262.7	$210.6

        A comparison of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2004	2003	2002
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	22.5	23.9	25.2
Research and experimentation credits
and audit settlements	(5.1)	--	--
Nondeductible and excludable items	(0.9)	0.1	--
Other	(1.7)	(1.2)	(1.9)

Effective tax rate	22.6%	30.6%	31.1%

        In June 2004, we recognized a current income tax benefit of $57.6, due to filing amended federal income tax returns for prior years claiming research and experimentation tax credits and to resolution of several significant tax audit issues relating to prior years.

        At December 31, 2004, Alcon’s subsidiaries had net operating loss carryforwards as follows:

Year of Expiration	Amount
2005	$ --
2006	1.1
2007	1.8
2008	18.4
2009	2.4
2010-2011	0.6
Indefinite	4.0

Total net operating loss carryforwards	$28.3

        Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

        Current tax expense does not reflect benefits of $9.3 and $0.9 for the years ended December 31, 2004 and 2003, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

Temporary differences and carryforwards at December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
Deferred income tax assets:
Trade receivables	$ 33.9	$ 28.5
Inventories	43.1	44.2
Other assets	15.5	25.9
Accounts payable and other current liabilities	76.1	59.3
Other liabilities	111.2	107.7
Net operating loss carryforwards	9.5	18.4

Gross deferred income tax assets	289.3	284.0
Unused tax credits	7.4	6.0
Valuation allowance	(9.2)	(19.3)

Total deferred income tax assets	287.5	270.7

Deferred income tax liabilities:
Property, plant and equipment	46.5	37.2
Goodwill and intangible assets	25.9	55.8
Other	13.1	23.9

Total deferred income tax liabilities	85.5	116.9

Net deferred income tax assets	$ 202.0	$ 153.8

        During 2004, the Company reallocated a deferred tax asset to underlying subsidiaries based on tax jurisdiction. As a result of this reallocation, the Company reclassified the balances in 2003 to conform with the current period presentation.

        Based on the Company’s historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2004. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

        Withholding taxes of approximately $83.0 have not been provided on approximately $1,648.5 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

        Significant judgment is required in evaluating the Company’s tax positions, and management records current tax liabilities based on its best estimate of what it will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Management believes that the estimates reflected in the financial statements accurately reflect the Company’s tax liabilities. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

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

        Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1)

pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions.

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

        Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2004	2003	2002	2004	2003	2002	2004	2003	2002
United States	$1,990.3	$1,785.9	$1,632.6	$ 925.4	$ 802.4	$ 682.1	$ 93.2	$ 83.0	$ 87.0
International	1,923.3	1,621.0	1,376.5	700.0	516.2	429.9	54.8	52.4	41.4

Segments total	3,913.6	3,406.9	3,009.1	1,625.4	1,318.6	1,112.0	148.0	135.4	128.4
Manufacturing operations	--	--	--	(28.7)	(30.1)	(30.7)	30.9	28.7	27.4
Research and development	--	--	--	(360.1)	(325.0)	(302.0)	10.6	8.1	7.3
General corporate	--	--	--	(104.8)	(84.1)	(75.6)	3.7	5.6	3.4

U.S. GAAP total	$3,913.6	$3,406.9	$3,009.1	$ 1,131.8	$ 879.4	$ 703.7	$193.2	$177.8	$166.5

        In 2004, the Company realigned certain treasury and legal departments to be a part of the general corporate function. The corresponding expenses for 2003 and 2002 were reclassified from the United States and International business segments to the general corporate function to conform with current year presentation.

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

	Sales			Property, Plant and Equipment
	For the Years Ended December 31,			At December 31,
	2004	2003	2002	2004	2003
United States	$1,990.3	$1,785.9	$1,632.6	$522.5	$521.0
Japan	302.3	263.9	271.7	16.9	10.5
Switzerland	27.9	25.5	19.6	9.1	9.5
Rest of World	1,593.1	1,331.6	1,085.2	281.7	247.8

Total	$3,913.6	$3,406.9	$3,009.1	$830.2	$788.8

Pharmaceutical	$1,542.6	$1,309.9	$1,090.4
Surgical	1,814.4	1,585.9	1,438.5
Consumer eye care	556.6	511.1	480.2

Total	$3,913.6	$3,406.9	$3,009.1

(11) Share-Based Compensation Plans

        Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company’s board of directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company’s common shares at a price set by the board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In 2002, the board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan. During 2004, the board authorized the purchase of up to an additional eight million common shares for this purpose.

        The plan also provides that the board may grant Stock Appreciation Rights (“SARs”) whereby the grantee may receive the appreciation in stock value over the grant price. The Company’s operating results included expenses related to these SARs of $9.1, $4.3 and $0.3 for the years ended December 31, 2004, 2003 and 2002, respectively.

        Under this plan, the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock options to any person who elected to make the conversion. See note 12 for additional information about this grant.

        Contemporaneously with the IPO, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.3 million common shares at $33 per share (the IPO price) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2005 and expire in 2012.

        During 2003, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.0 million common shares at the grant date market price (primarily at $36.39 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2006 and expire in 2013.

        During 2004, Alcon granted certain employees and the independent directors incentive options to purchase approximately 4.2 million common shares at the grant date market price (primarily at $63.32 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2007 and expire in 2014.

        The Company applies the intrinsic value based method to account for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under this method, compensation expense is measured as soon as the number of shares and the exercise price is known. Compensation cost is measured by the amount by which the current market price of the underlying stock exceeds the exercise price. The Company discloses the proforma impact of the “fair value” based method of accounting for stock-based employee compensation plans.

        The “fair value” of each stock option grant was estimated as of the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2004		2003		2002
Expected volatility	33.0%		33.0%		33.0%
Risk-free interest rate	3.0%		2.92%		4.75%
Expected lives	5 yea	rs	4 yea	rs	4 yea	rs
Dividend yield	1.0%		1.0%		1.0%

The status of the stock option awards as of December 31, 2004, 2003 and 2002 and the changes during the years then ended are presented below:

	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at beginning of year	12,981,786	$35	7,062,584	$ 33	--	$ --
Granted	4,199,270	64	6,063,485	37	7,226,108	33
Forfeited	(135,124)	40	(65,709)	33	(72,524)	33
Exercised	(767,279)	35	(78,574)	33	(91,000)	33

Balance at end of year	16,278,653	42	12,981,786	35	7,062,584	33

Options exercisable at year-end	879,869		752,325		132,681
Weighted average "fair value" of
options
granted during the year	$19.64		$10.09		$10.03

        The following table summarizes information about fixed stock options as of December 31, 2004:

Options Outstanding					Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Scheduled Exercisable Date	Number Exercisable	Weighted Average Exercise Price
$33	6,296,458	7.25 years	$ 33	March 21, 2005	585,394	$ 33
33	35,000	7.50 years	33	July 1, 2005	--
36	5,744,450	8.20 years	36	February 18, 2006	245,815	36
42-55	55,750	8.6 years	49	Various dates in 2006	--
63	4,084,995	9.12 years	63	February 11, 2007	48,660	63
67-80	62,000	9.68 years	77	Various dates in 2007	--

Total	16,278,653				879,869

        At December 31, 2004, the Company had reserved 26,912,678 shares of common stock for issuance pursuant to the 2002 Alcon Incentive Plan.

(12) Deferred Compensation

        The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the board of directors administers the plan. Plan payments were $9.2 and $9.0 for 2004 and 2003, respectively. The plan’s liability was $18.3 and $24.6 at December 31, 2004 and 2003, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

        Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at December 31, 2004 and

2003, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

        In 2002, the board of directors adopted the Alcon Executive Deferred Compensation Plan (“DCP”). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives’ deferral elections to be held and owned by the Company in a Rabbi trust. During the years ended December 31, 2004 and 2003, certain executives elected to defer $7.5 and $3.4, respectively, of compensation which is included in other long term liabilities in the accompanying consolidated balance sheets. As of December 31, 2004 and 2003, 158,306 and 87,033 common shares, respectively, have been deferred into the DCP. These shares are reflected as outstanding and are included in the basic and diluted earnings per share calculations at December 31, 2004 and 2003.

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

        A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. The Company seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen, and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effects of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. The Company primarily utilizes forward exchange contracts which enable it to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Prior to conversion to U.S. dollars, monetary assets and liabilities denominated in U.S. dollars are remeasured at spot rates in effect on the balance sheet date. The effect of changes in spot rates is reported in foreign exchange gains and losses in other income (expense). Fair value forward contracts are marked to fair value through foreign exchange gains and losses in other income (expense). Fair value changes in the forward contracts offset the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences at inception. These differences, included in other income (expense), are not significant due to the short term nature of the contracts, which typically have average maturities at inception of less than one year.

        The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. The fair value hedge derivative instruments have settlement dates in early 2005 and cover an equivalent notional amount of $297.5, of which $179.2 was executed through Nestlé.

         Interest Rate Risk Management

        The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put principal capital at risk.

        At December 31, 2004 and 2003, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional amount of $48.1. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

         Fair Value of Financial Instruments

        At December 31, 2004 and 2003, the Company’s financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

	December 31,
	2004		2003
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:
Cash and cash equivalents	$1,093.4	$1,093.4	$1,086.0	$1,086.0
Investments:
Fixed income	138.2	138.2	100.5	100.5
Trade receivables, net	696.8	696.8	622.8	622.8
Forward exchange contracts	1.1	1.1	--	--
Interest rate swaps	2.4	2.4	2.1	2.1
Liabilities:
Accounts payable	126.2	126.2	146.1	146.1
Short term borrowings	911.6	911.6	1,326.8	1,326.8
Long term debt	76.4	77.8	83.5	85.7
Forward exchange and option contracts	1.6	1.6	1.0	1.0
Interest rate swaps	2.4	2.4	7.9	7.9

        Investment amounts include net unrealized holding losses of $2.6 and $1.1 at December 31, 2004 and 2003, respectively.

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

(14) Related Party Transactions

        At December 31, 2004, Nestlé owned 75.3% of the outstanding common shares of Alcon.

        The Company’s material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

        During 2004, 2003 and 2002 the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2004	2003	2002
Interest expense	$3.4	$8.2	$19.4
Interest income	0.1	--	3.8

        The Company sold Alcon Germany to Nestlé’s German subsidiary effective January 1, 2001 for approximately $30.0, and under the separation agreement, Nestlé’s German subsidiary sold it back to the Company effective January 1, 2002, for approximately $42.0. Alcon Germany’s results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

        The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.9, $0.7 and $0.2 in 2004, 2003 and 2002, respectively. Nestlé provides the Company with certain services, including a portion of the Company’s information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm’s length prices. Such charges were less than $1.5 in each of the three years ended December 31, 2004, 2003 and 2002.

        Prior to 2002, an officer of the Company had received options to purchase Nestlé common stock. Contemporaneously with the IPO, the officer agreed to surrender options to purchase 17,110 Nestlé shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares. The new options were granted pursuant to the 2002 Alcon Incentive Plan and generally contain the same terms as other options issued under the plan.

        The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé’s foreign exchange transaction volumes and expertise. At December 31, 2004, the Company had a notional amount outstanding with Nestlé of $179.2.

(15) Pension and Postretirement Benefits

        The Company’s pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company’s cost of defined contribution plans was $58.1, $53.7 and $49.6 in 2004, 2003 and 2002, respectively. The information provided below pertains to the Company’s defined benefit pension plans and postretirement health care plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year.

        In December 2003, Alcon’s board of directors approved the Alcon Supplemental Executive Retirement Plan (“ASERP”). The ASERP is a non-qualified pension plan for key employees who become eligible for participation on or after January 1, 2004. Existing participants in the non-qualified Executive Salary Continuation Plan (“ESCP”) will continue to accrue benefits under the ESCP through December 31, 2008. Thereafter, they will begin to accrue benefits for future service under the provisions of the ASERP. The effect of these plan changes has been shown as plan amendments in the change in benefit obligations for 2004 shown below.

        The following table reconciles the changes in benefit obligations, fair value of plan assets and funded status for the years ended December 31, 2004 and 2003:

	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003
Change in Benefit Obligation
Benefit obligation at beginning of year	$ 254.1	$ 219.9	$ 173.0	$ 175.3
Service cost	14.6	14.5	7.2	10.1
Interest cost	13.8	13.2	8.9	11.7
Benefits paid by trust	(1.4)	(0.9)	(5.4)	(4.2)
Benefits paid by Company	(8.6)	(7.5)	--	--
Foreign currency translation	0.9	2.3	--	--
Plan amendments	(10.7)	--	--	--
Actuarial (gain)/loss	17.5	12.6	(6.1)	(19.9)

Benefit obligation at end of year	$ 280.2	$ 254.1	$ 177.6	$ 173.0

Change in Plan Assets
Fair value of plan assets at beginning of year	$ 25.9	$ 18.5	$ 83.2	$ 71.2
Actual return on plan assets	0.3	0.3	4.6	16.2
Employer contribution	2.6	5.5	9.1	--
Foreign currency translation	0.8	2.5	--	--
Benefits paid	(1.4)	(0.9)	(5.4)	(4.2)

Fair value of plan assets at end of year	$ 28.2	$ 25.9	$ 91.5	$ 83.2

Reconciliation of Funded Status to Consolidated Balance Sheet
Funded status	$(252.0)	$(228.2)	$(86.1)	$(89.8)
Unrecognized prior service cost (benefit)	(9.7)	--	2.8	3.3
Unrecognized actuarial loss	53.4	38.6	22.1	26.3
Adjustment required to reflect minimum liability	(6.3)	(3.8)	--	--

Net amount recognized in the consolidated balance sheet	$(214.6)	$(193.4)	$(61.2)	$(60.2)

Reconciliation to Consolidated Balance Sheet
Prepaid pension costs in other current assets	$ 0.7	$ 1.4	$ --	$ --
Pension and postretirement obligation in other long term liabilities	(215.3)	(194.8)	(61.2)	(60.2)

Net amount recognized in the consolidated balance sheet	$(214.6)	$(193.4)	$(61.2)	$(60.2)

The accumulated benefit obligation for all defined benefit pension plans was $219.5 and $197.5 at December 31, 2004 and 2003, respectively.

	Pension Benefits		Postretirement Benefits
Weighted Average Assumptions as of December 31,	2004	2003	2004	2003

Discount rate	5.5%	5.5%	6.00%	6.25%
Expected return on plan assets	2.0%	2.0%	7.25%	8.25%
Rate of compensation increase	5.6%	5.6%	N/A	N/A

         The expected long term rate of return on plan assets is based on historical market index returns for the applicable asset classes weighted in proportion to the target asset allocation of the plan.

        The Company recorded an increase in minimum pension liability of $1.5 and $2.5, net of tax, for the years ended December 31, 2004 and 2003, respectively. The adjustments were reflected in other comprehensive income and other long term liabilities.

Plan Assets

        The Company’s defined benefit pension plan and postretirement benefit plan weighted average asset allocations at December 31, 2004 and 2003, respectively, by asset category are as follows:

	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003
Asset Category:
Equity securities	8%	6%	60%	64%
Debt securities	10	9	40	36
Guaranteed investment contracts	72	62	--	--
Cash and cash equivalents	10	23	--	--

Total	100%	100%	100%	100%

        The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The weighted average target allocation for the pension benefit plan is 8% equity securities, 12% debt securities and 80% guaranteed investment contracts. At December 31, 2004 and 2003, for the pension benefit plan, the equity securities consisted primarily of stocks of Japanese companies, the debt securities were comprised of debt securities of Japanese companies, and the guaranteed investment contracts were invested with two large Japanese insurance companies for fixed returns of 0.75%. The weighted average target asset allocation for the postretirement benefit plan is 60% equity securities and 40% debt securities. At December 31, 2004 and 2003, for the postretirement benefit plan, the equity securities consisted of a Standard & Poors 500 index fund and the debt securities were comprised of a Lehman Aggregate bond index fund and a money market fund.

Contributions

        The Company expects to contribute approximately $2.9 to its pension plans in 2005. The Company contributed $9.1 to its postretirement benefit plan in 2004 and expects to contribute approximately $10.0 million in 2005.

Estimated Future Benefit Payments

        The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts
2005	$ 8.9	$ 5.4	$ --
2006	9.2	5.7	0.3
2007	9.7	6.2	0.4
2008	10.6	6.9	0.4
2009	11.0	7.6	0.5
2010 - 2014	74.5	52.5	4.2

	Pension Benefits			Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Components of Net Periodic Benefit Cost
Service cost	$ 14.6	$14.5	$ 13.4	$ 7.3	$ 10.1	$ 7.3
Interest cost	13.8	13.2	12.1	8.9	11.7	9.1
Expected return on assets	(0.4)	0.5	(0.3)	(6.7)	(6.0)	(7.6)
Prior service cost amortization	(0.9)	--	--	0.5	0.5	0.5
Recognized actuarial loss	2.9	2.7	1.8	--	2.6	--

Net periodic benefit cost	$ 30.0	$30.9	$ 27.0	$ 10.0	$ 18.9	$ 9.3

        The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 8.75% in 2005, declining to 5.0% in 2008 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 3.0	$(2.7)
Effect on the postretirement benefit obligation	31.4	(25.3)

        During the second quarter of 2004, the Company recognized the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in accounting for its postretirement health care plan. The Company made no amendments to its plan and determined that the impact of the act reduced the accumulated postretirement benefit obligation (“APBO”) at January 1, 2004 to $142.7 from $173.0. This reduction in the APBO has eliminated the previous actuarial loss, for which the amortization would have been $1.7 for the year 2004. It also decreased the annual service cost and interest cost by $1.8 and $1.9, respectively, in 2004.

        In certain countries, the Company’s employees participate in defined benefit plans of Nestlé. No separate valuation for the Company’s employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2004, 2003 and 2002 were $5.9, $5.2 and $3.8, respectively.

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

        The Company leases certain facilities and equipment under operating leases. Lease expense incurred was $49.8, $46.7 and $43.1 during 2004, 2003 and 2002, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year were as follows:

Year	Amount
2005	$ 43.4
2006	29.3
2007	19.3
2008	13.8
2009	10.6
Thereafter	32.0

Total minimum lease payments	$148.4

        The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2017. All commitments are expected to be fulfilled with no adverse consequences to the Company’s operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2004 were as follows:

Year	Amount
2005	$17.6
2006	13.5
2007	12.6
2008	4.7
2009	4.6
Thereafter	5.2

Total	$58.2

        Total payments related to the variable purchase commitments for the years ended December 31, 2004, 2003 and 2002 were $48.1, $38.8 and $41.2, respectively.

        At December 31, 2004, the Company had guaranteed less than $5.0 of debt for certain customers. At December 31, 2004, the Company had outstanding letters of credit of $21.6. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

(17) Preferred Shares of Subsidiary

        In May of 2000, Alcon Holdings Inc. (“AHI,” a wholly-owned subsidiary of Alcon) issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

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

(18) Sale of Plant

        In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 in cash resulting in a pretax gain of $8.2.

(19) Subsequent Events

        On February 9, 2005, the board of directors approved the grant to certain employees of incentive options to purchase approximately 3.5 million common shares at $79.00 per share, the closing market price on that date, pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2008 and expire in 2015.

(20) Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2004
Sales	$ 963.6	$ 1,039.2	$ 958.1	$ 952.7
Operating income	276.6	347.7	277.0	230.5
Net earnings	191.0	299.2	194.3	187.3

Basic earnings per common share	$ 0.62	$ 0.98	$ 0.64	$ 0.61

Diluted earnings per common share	$ 0.61	$ 0.96	$ 0.62	$ 0.60

2003
Sales	$ 807.1	$ 925.4	$ 822.7	$ 851.7
Operating income	194.4	260.9	224.6	199.5
Net earnings	130.2	178.2	153.1	133.9

Basic earnings per common share	$ 0.42	$ 0.58	$ 0.50	$ 0.43

Diluted earnings per common share	$ 0.42	$ 0.57	$ 0.49	$ 0.43

        Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.

        Net earnings for the three months ended June 30, 2004 reflect a current income tax benefit of $57.6, due to filing amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years.

        Operating income and net earnings for the three months ended December 31, 2003 include a pretax gain of $8.2 from the sale of the Madrid, Spain, manufacturing facility.