Form 20-F
period 2005-12-31
ALCON INC
filed 2006-03-15
CIK 1167379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 2054

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ________________
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________________
Commission file number	001-31269

ALCON, INC.

(Exact name of Registrant as specified in its charter)

ALCON, INC.

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   306,485,298 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

X	Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	X	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X	Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer	X	Accelerated Filer	Non-accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	X	Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	X	No

INTRODUCTION AND USE OF CERTAIN TERMS

Trademarks used by Alcon, Inc. ("Alcon") appear in italic type in this report and are the property of or are licensed by one of our subsidiaries.

In this report, the trademark product brand names refer to the products noted below.

Product Brand Name	Referenced Product
A-OK®	A-OK® ophthalmic knives
Accurus®	Accurus® surgical system
AcrySof®	AcrySof® intraocular lens
AcrySof® IQ	AcrySof® IQ intraocular lens
AcrySof® Natural	AcrySof® Natural intraocular lens
AcrySof® ReSTOR®	AcrySof® ReSTOR® intraocular lens
AcrySof® ReSTOR® Natural IQ	AcrySof® ReSTOR® Natural IQ intraocular lens
AcrySof® ReSTOR® Natural IQ Toric	AcrySof® ReSTOR® Natural IQ Toric intraocular lens
Advantec®	Advantec® software
ALCON®	ALCON® house trademark
Alomide®	Alomide® ophthalmic solution
AquaLase®	AquaLase® liquefaction
Azopt®	Azopt® ophthalmic suspension
Betoptic®	Betoptic® ophthalmic solution
Betoptic S®	Betoptic S® ophthalmic suspension
Bion® Tears	Bion® Tears lubricant eye drops
BSS Plus®	BSS Plus® irrigating solution
Ciloxan®	Ciloxan® ophthalmic solution and ointment
Ciprodex®*	Ciprodex® otic suspension
Cipro® HC*	Cipro®HC Otic
CLERZ® Plus	CLERZ® Plus lens rewetting drops
CustomCornea®	CustomCornea® wavefront system
Custom Pak®	Custom Pak® surgical procedure packs
DisCoVisc™	DisCoVisc™ viscoelastic system
DuoTrav™	DuoTrav™ ophthalmic solution
DuoVisc®	DuoVisc® viscoelastic system
Emadine®	Emadine® ophthalmic solution
Everest™	Everest™ medical software
EXPRESS™	EXPRESS™ contact lens care solutions
Fluorescite™	Fluorescite™ ophthalmic solution
Grieshaber®	Grieshaber® surgical instruments
ICAPS®	ICAPS® dietary supplements
ICAPS® MV	ICAPS® MV dietary supplements
Infiniti®	Infiniti® vision system
LADAR6000™	LADAR6000™ excimer laser/system
LADARVision® 4000	LADARVision® 4000 excimer laser/system
LADARWave®	LADARWave® wavefront system
LEGACY®	LEGACY® surgical system
Maxitrol®	Maxitrol® ophthalmic suspension
NeoSoniX®	NeoSoniX® hand piece
NEVANAC™	NEVANAC™ ophthalmic preparations
Opatanol®	Opatanol® ophthalmic solution
OPTI-FREE®	OPTI-FREE® contact lens care solutions
OPTI-FREE® EXPRESS® No-Rub®	OPTI-FREE® EXPRESS® No-Rub® contact lens care solution
OPTI-FREE® Plus	OPTI-FREE® Plus multi-purpose solution
OPTI-FREE® RepleniSH™	OPTI-FREE® RepleniSH™ multi-purpose disinfecting solution
OPTI-FREE® SupraClens®	OPTI-FREE® SupraClens® preservative-free active cleaning solution
Opti-One® No Rub®	Opti-One® No Rub® multi-purpose solution

Product Brand Name	Referenced Product
OZil™	OZil™ torsional hand piece/technology
Patanase®	Patanase® nasal spray
Patanol®	Patanol® ophthalmic solution
Perfluoron®	Perfluoron® perfluoro-n-octane liquid
POLYQUAD®	POLYQUAD® preservative/antimicrobial
ProVisc®	ProVisc® ophthalmic surgical device
RETAANE®	RETAANE® 15 mg anecortave acetate suspension
Series 20000®	Series 20000® surgical equipment
Silikon®	Silikon® ophthalmic surgical oil
Systane®	Systane® lubricant eye drops
Tears Naturale®	Tears Naturale® lubricant eye drops
Tears Naturale® Forte	Tears Naturale® Forte lubricant eye drops
Tears Naturale Free®	Tears Naturale Free® lubricant eye drops
Tears Naturale® II	Tears Naturale® II lubricant eye drops
TobraDex®	TobraDex® ophthalmic suspension or ointment
Tobrex®	Tobrex® ophthalmic solution or ointment
Travatan®	Travatan® ophthalmic solution
UNIQUE-pH®	UNIQUE-pH® multi-purpose solution
Vigamox®*	Vigamox® ophthalmic solution
Viscoat®	Viscoat® ophthalmic surgical device

*    Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG. Vigamox® is licensed to Alcon by Bayer AG.

Timoptic-XE® is a trademark of Merck & Co., Inc. Claritin® is a trademark of Schering-Plough HealthCare Products, Inc.

In this report, references to "$", "U.S. $", "U.S. dollars" and "United States dollars" are to the lawful currency of the United States of America, references to "CHF" and "Swiss francs" are to the lawful currency of the Swiss Confederation, references to "euro" are to the lawful currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and references to Japanese yen are to the lawful currency of Japan. Unless otherwise stated, figures provided are under United States generally accepted accounting principles ("U.S. GAAP"). Unless we specify otherwise, all references in this report to "we," "our," "us" and "our Company" refer to Alcon, Inc. and its subsidiaries and references to our "common shares" are to our common registered shares.

This report uses certain terms defined below.

Term	Definition
AMD	Age-related macular degeneration
AMO	Advanced Medical Optics, Inc.
ANDA	Abbreviated New Drug Application
AOMT	Otitis media in the presence of tympanostomy tubes
ASERP	Alcon Supplemental Executive Retirement Plan
BAC	Benzalkonium chloride
CEO	Chief Executive Officer
CMS	Concerned member of the European Union
CP Program	Alcon’s Commercial Paper Program
(the) Company	Alcon, Inc. and its subsidiaries
DCP	Alcon Executive Deferred Compensation Plan
DTC	Depository Trust Company
EITF	FASB’s Emerging Issues Task Force
ESCP	Alcon’s Executive Salary Continuance Plan

Term	Definition
Evaluation Date	End of the period covered by this annual report
Exchange Act	U.S. Securities Exchange Act of 1934
External auditors	The primary Alcon Group external auditors and additional external auditors specific to the Company subsidiary
FASB	Financial Accounting Standards Board
FDA	United States Food and Drug Administration
FTC	U.S. Federal Trade Commission
FSP	FASB Staff Position
IPO	The initial public offering of approximately 69,750,000 of Alcon, Inc.’s common shares on March 20, 2002
IRB	Institutional Review Board
LTIP	Alcon’s Long Term Incentive Plan
MAA	European Marketing Authorisation Application
Medicare Agency	The Center for Medicare and Medicaid Services
NDA	New Drug Application
Nestlé	Nestlé S.A., a Swiss corporation
Non-U.S. Holder	A holder that is not a U.S. Holder (see definition of U.S. Holder below)
NTIOL	New Technology Intraocular Lenses, as defined by the Medicare Agency
NYSE	New York Stock Exchange
OTC	Over-the-Counter drugs available without a prescription
PMA	Pre-market Approval
RMS	Reference member state of the European Union
SAB	SEC Staff Accounting Bulletin
SEC	United States Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
Swiss Holder	Security holder as defined in Item 10.E.
U.S. GAAP	United States generally accepted accounting principles
U.S. Holder	Security holder as defined in Item 10.E.

References to the ophthalmic industry in this report do not include eyeglasses or contact lenses. This report relies on and refers to statistics regarding the ophthalmic industry. Where specified, these statistics reflect the Company's internal estimates. Otherwise, we obtained these statistics from various third-party sources that we believe are reliable, but we have not independently verified these third-party statistics. Unless otherwise specified, all market share information is based on units sold.

Statements in this report regarding the Company's market share position in the United States for ophthalmic pharmaceuticals (including generics) are based on total prescriptions filled as provided by the Verispan Source Prescription Audit for the years ended December 31, 2005 and 2004.

Statements in this report regarding the Company's market share position worldwide for ophthalmic surgical products by sales are based on internal estimates prepared using industry data for the six months ended June 30, 2005.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") relating to our business and the sectors in which Alcon and its subsidiaries and interests operate. These forward-looking statements are contained principally in the sections entitled "Key Information," "Information on the Company," "Operating and Financial Review and Prospects," "Financial Information," "Additional Information," and "Quantitative and Qualitative Disclosuresabout Market Risk." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Forward-looking statements include, but are not limited to, statements about: the progress of our research and development programs; the receipt of regulatory approvals;

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

Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

• resources devoted to research and development may not yield new products that achieve commercial success;

• the production and launch of commercially viable products may take longer and cost more than expected;

• competition may lead to worse than expected financial condition and results of operations;

• changes in reimbursement procedures by third-party payors;

• changes caused by regulatory or market forces in the prices we receive for our products;

• the global economic environment in which we operate, as well as the economic conditions in our markets;

• currency exchange rate fluctuations may negatively affect our financial condition and results of operations;

• the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism;

• supply and manufacturing disruptions could negatively impact our financial condition or results of operations;

• inability to attract qualified personnel, which could negatively impact our ability to grow our business;

• difficulty in protecting our intellectual property rights;

• pending or future litigation may negatively impact our financial condition and results of operations;

• government regulation or legislation may negatively impact our financial condition or results of operations;

• product recalls or withdrawals may negatively impact our financial condition or results of operations;

• the occurrence of environmental liabilities arising from our operations; and

• the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries.

You should read this report completely and with the understanding that Alcon's actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the U.S. Securities and Exchange Commission ("SEC"), we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables present our selected historical consolidated financial data in accordance with U.S. GAAP. This information should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 5 of this report and the consolidated financial statements, including the accompanying notes thereto, included in Item 18 of this report.

	Year Ended December 31,
		2005		2004		2003	2002	2001
		(in millions, except per share data)
Statement of Earnings Data:
Sales		$4,368		$3,914		$3,407	$3,009	$2,748
Cost of goods sold		1,078		1,082		1,006	893	798

Gross profit		3,290		2,832		2,401	2,116	1,950
Selling, general and administrative		1,594		1,237		1,113	1,015	954
Research and development		422		390		350	323	290
Gain on sale of plant		--		--		(8)	--	--
Amortization of intangibles		86		73		67	74	117

Operating income		1,188		1,132		879	704	589
Interest income		49		23		19	22	47
Interest expense		(39)		(27)		(42)	(53)	(108)
Other, net		5		(2)		2	5	(14)

Earnings before income taxes		1,203		1,126		858	678	514
Income taxes		272		254		263	211	198

Net earnings		$931		$872		$595	$467	$316

Basic weighted-average common shares outstanding		306		306		308	301	300
Diluted weighted-average common shares outstanding		312		311		311	303	300
Basic earnings per common share(*)		$3.04		$2.85		$1.93	$1.54	$1.05
Diluted earnings per common share(*)		$2.98		$2.80		$1.92	$1.53	$1.05
Dividends paid on common shares		$302		$169		$107	(* )	(* )
Dividends paid per common share: U.S. $		$0.99		$0.55		$0.35	(* )	(* )
Dividends paid per common share: Swiss CHF	CHF	1.18	CHF	0.72	CHF	0.45	(* )	(* )

Cash Flow Data:
Cash provided by (used in):
Operating activities		$1,235		$1,048		$915	$701	$544
Investing activities		(382)		(256)		(176)	(127)	(149)
Financing activities		(433)		(823)		(669)	(753)	(156)

	At December 31,
		2005		2004		2003	2002	2001
		(in millions)
Balance Sheet Data:
Current assets		$3,268		$2,644		$2,470	$2,200	$2,251
Working capital (deficit)		990		767		237	(373)	641
Total assets		5,228		4,468		4,224	3,880	3,967
Long term debt, net of current maturities		56		72		75	81	697
Total shareholders' equity		2,556		2,188		1,592	974	1,390

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

The following table sets forth, for the periods indicated, information concerning the exchange rate between Swiss francs and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York:

	Exchange Rate for 1 U.S. Dollar
Fiscal Year	Period End (1)	Average (1) (2)	High	Low

2001	1.6598	1.6891	1.8185	1.5858
2002	1.3833	1.5567	1.7190	1.3833
2003	1.2380	1.3450	1.4181	1.2380
2004	1.1412	1.2426	1.3202	1.1338
2005	1.3148	1.2459	1.3255	1.1466

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the daily rates as published by the Federal Reserve Bank of New York during the period.

The following table sets forth the high and low noon buying rate for the Swiss franc for each of the prior six months:

	Exchange Rate for 1 U.S. Dollar
Month	Period End	Average	High	Low

September 2005	1.2890	1.2671	1.2967	1.2287
October 2005	1.2900	1.2880	1.3022	1.2731
November 2005	1.3148	1.3110	1.3255	1.2780
December 2005	1.3148	1.3053	1.3210	1.2788
January 2006	1.2784	1.2773	1.2938	1.2595
February 2006	1.3111	1.3052	1.3201	1.2841

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

We devote substantial resources to research and development. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of a new product, from discovery through testing and registration to initial product launch, typically takes between eight and fifteen years or more for a pharmaceutical product and three and seven years or more for a medical device. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with ophthalmic research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully. For example, we are investing substantial sums in the research and development of new treatments for age-related macular degeneration ("AMD"), a condition in which the retina degenerates, thereby reducing sight. These may take longer and cost more to develop and may be less successful than we currently anticipate, or than other therapies that are presently or soon may be on the market. We can make no assurances that any of the products currently in our development pipeline will be commercially successful.

If we fail to keep pace with advances in our industry or fail to persuade physicians to adopt new products we introduce, customers may not buy our products and our sales and profits may decline.

The ophthalmic industry is characterized by continual product development, constant innovation in products and techniques, frequent new product introductions and price competition. Companies that introduce products that are first to market gain a significant competitive advantage. Our future growth depends, in part, on our ability to develop products which are more effective in treating diseases and disorders of the eye or that incorporate the latest technologies. In addition, we must be able to manufacture and effectively market those products and persuade a sufficient number of eye care professionals to use the new products we introduce. For example, glaucoma requires ongoing treatment over a long period of time; thus, many doctors are reluctant to switch a patient to a new treatment if the patient's current treatment for glaucoma remains effective. Sales of our existing products may decline rapidly if a new product is introduced by one of our competitors or if we announce a new product that, in either case, represents a substantial improvement over our existing products. Similarly, if we fail to make sufficient investments in research and development programs, our current and planned products could be surpassed by more effective or advanced products.

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

The United States Food and Drug Administration ("FDA") and other regulators may authorize sales of some prescription pharmaceuticals on a non-prescription basis, which would reduce the profitability of our prescription products.

Managed care organizations have petitioned the FDA to permit sales of some pharmaceuticals currently sold on a prescription basis, including anti-allergy medications, without a prescription. In late 2002, the FDA revised the status of Claritin® (Schering-Plough) from "prescription only" to "over-the-counter," or "OTC", following such a petition, although the sponsor ultimately sought the change in status. The FDA may also undertake "OTC switching" on its own initiative. Approval by the FDA of the sale of these products without a prescription would reduce demand for our competing prescription products and, accordingly, reduce our profits. Medicines regulators in other jurisdictions have similar powers to authorize OTC switches, either on their own initiative or in response to an approval-holder’s request. In the future, additional managed care organizations or other third-party payors may petition the FDA or other medicines regulators to permit sales of some of our pharmaceutical products on a non-prescription basis, which could reduce our profits.

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

The initiatives of managed care organizations and governments to contain health care costs in the United States and in other countries are placing an increased emphasis on the delivery of more cost-effective medical therapies. This emphasis could adversely affect sales and prices of our products. Physicians, hospitals and other health care providers may be reluctant to purchase our products if they do not receive reimbursement for the cost of our pharmaceutical and surgical products and for procedures performed using our surgical medical device products from third-party payors such as Medicare, Medicaid and health insurance programs, both governmental and private. For example:

• major third-party payors for hospital services, including government insurance plans, Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies during the last few years, resulting in stricter standards for and lower levels of reimbursement of hospital and outpatient charges for some medical procedures, including cataract procedures and intraocular lenses;

• most European Union member states impose controls on the prices at which medicines and medical devices are reimbursed under state health care schemes; because of increased pressures to reduce government health care spending and increased transparency of prices following the adoption of the euro, member governments in some countries in the European Union are requesting price reductions to match prices charged in other countries in the European Union; furthermore, with increased price transparency, parallel importation of pharmaceuticals from lower price level countries to higher priced markets has grown; these parallel imports lower our effective average selling price;

• Japan also imposes controls on the prices at which medicines and medical devices are reimbursed under the national health care schemes; because of increased pressures to reduce government health care spending, the government continues to seek cuts where possible, and is actively promoting the use of generic products;

• managed care organizations restrict the pharmaceutical products that doctors in those organizations can prescribe through the use of formularies, the lists of drugs which physicians are permitted to prescribe to patients in a managed care organization, and a failure of our pharmaceutical products to be included on formularies could have an adverse effect on our revenues and profits;

• competitors may introduce generic products that compete directly or indirectly with our products and such generic products may reduce our unit sales and prices;

• there are proposed and existing laws and regulations governing product prices and the profitability of companies in the health care industry; and

• there have been recent initiatives by third-party payors to challenge the prices charged for medical products which could affect our profitability.

Reductions in the prices for our products in response to these trends could reduce our profits. Moreover, our products may not be covered in the future by third-party payors. The failure of our products to be so covered could cause our profits to decline.

In addition, on January 27, 2006, The Center for Medicare and Medicaid Services ("Medicare Agency") created a new class of New Technology Intraocular Lenses ("NTIOL") defined by Reduced Spherical Aberration. Approval of this NTIOL class provides ambulatory surgery centers with an additional $50 per Medicare cataract procedure for using a lens in this class. Certain lens models of a competitor were included in this new NTIOL class. We are taking steps to pursue NTIOL reimbursement within the spherical aberration reducing intraocular lens class. Under the process defined by the Medicare Agency, the agency will complete their internal review of our request within 30 days after formal submission. We believe our AcrySof® IQ intraocular lens meets the requirements of this new NTIOL category. If we are unsuccessful in gaining NTIOL classification for the AcrySof® IQ, we may be at a competitive disadvantage, as ambulatory surgery centers could have a financial motivation to use the competitor’s intraocular lenses to gain the $50 additional reimbursement for each cataract procedure covered by Medicare.

We may experience pressure to lower the prices of some or all of our prescription pharmaceutical products because of new and/or proposed federal legislation.

New U.S. federal legislation, enacted in December 2003, has added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, Congress established a discount drug card program for Medicare beneficiaries. Both benefits are provided primarily through private entities, which are attempting to negotiate price concessions from pharmaceutical manufacturers. These negotiations increase pressures to lower prices. While the new law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit the United States government to use its enormous purchasing power to negotiate discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include certain limitations on prescription drug prices.

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

Our products are sold in more than 180 countries. We have more than 75 local operations worldwide and almost half of our revenues in 2005 came from customers outside of the United States.

The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to translation risk. In 2005, our most significant currency exposures were to the euro, the Japanese yen and the Swiss franc versus the U.S. dollar.

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

During the past year, the economy of Japan, our second largest market, has shown recovery. Because a majority of our sales in Japan are to parties who are reimbursed by the government, however, the continued growth in government deficits and an aging population have led to downward pricing pressures on government reimbursement rates for our products. In recent years, the Japanese Ministry of Health reduced procedure reimbursements for cataract surgery and reimbursements for some pharmaceuticals. This put pressure on the prices of our products in Japan.

We single source many of the active ingredients and components used in our products and interruptions in the supply of these raw materials could disrupt our manufacturing of specific products and cause our sales and profitability to decline.

We single source active ingredients contained in a majority of our pharmaceutical and contact lens care products, including Travatan® ophthalmic solution, OPTI-FREE® EXPRESS® No Rub® and OPTI-FREE® RepleniSH™ contact lens care solutions, Systane® lubricant eye drops, Patanol® ophthalmic solution and Vigamox® ophthalmic solution. In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process. In many cases, we use single-source suppliers for other components and raw materials used in our products. The loss of any of these or other significant suppliers or the inability of a supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers. In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to those suppliers. (Vigamox® is licensed to Alcon by Bayer AG.)

In many cases, we manufacture a product at a single-source facility, and an inability to produce a sufficient quantity of, or any disruption in the manufacturing of, a product at the relevant facility could impair our ability to fill customer orders and could reduce our sales.

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

Some of our products are manufactured or assembled by third parties under contract. Business conditions and regulatory actions may lead to recalls of products assembled or manufactured by these companies, may result in delays in shipments of such products or may cause these contractors to abandon their contract manufacturing agreements. Any of these occurrences could have a negative impact on sales and profitability.

We depend on proprietary technologies. We may not be able to protect our intellectual property rights adequately and are currently subject to at least four claims of infringement of intellectual property. Furthermore, a U.S. District Court in Delaware has ruled against us, awarding significant damages to a competitor.

We currently hold more than 4,000 patents and have approximately 2,000 pending patent applications. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. From time to time, we have faced challenges of our intellectual property rights. Furthermore, we cannot ensure that any pending patent application held by us will result in an issued patent or that, if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies. We have taken measures to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights. In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of patents in our industry frequently involve complex legal issues that are not easily resolved.

Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against us in the U.S. District Court in Delaware. AMO claimed the Company infringed AMO’s U.S. Patent Nos. 5,700,240 and 6,059,765, challenging certain features of the Company’s Infiniti® vision system and the Advantec® and Everest™ software upgrades to its Legacy® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

By an order entered December 16, 2005, the court ruled in favor of AMO and set damages at $213.9 million. In the final judgment entered January 20, 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorney’s fees and costs. We are appealing the decision and believe we have multiple legal and factual grounds to support the appeal. We also have filed a motion for a new trial.

Although the court granted AMO’s motion for an injunction, the court also granted our motion to stay the injunction pending the outcome of the appeal. Because the injunction was stayed by the court, we will be able to continue to sell and distribute Infiniti® vision systems and Infiniti® FMS cassettes during the appeals process. Under the court’s order, existing customers and customers who purchase or lease new Infiniti® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction.

Due to the District Court’s final judgment, we recorded in the fourth quarter of 2005 a provision of $240.0 million related to this litigation, although we will be appealing the decision. While this appeal is pending, we will continue to develop an alternative design of its Infiniti® FMS cassette, which management expects to have available in the first half of 2006. For additional information, see note 16 to the consolidated financial statements.

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

Importation of products from Canada and other countries into the United States may lower the prices we receive for our products.

In the United States and elsewhere, our products are subject to competition from lower priced versions of our products and competing products from Canada, Mexico, and other countries where there are government price controls or other market dynamics that make the products lower priced. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of regulatory harmonization and common market or trade initiatives, such as those underpinning the European Union, and the Internet. A significant influence in the United States is the expansion of pharmacies in Canada and elsewhere targeted to American purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to American purchasers, state and local government initiatives and other factors. Most of these foreign imports into the United States are illegal under current law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the U.S. Customs Service, and there is increased political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.

In addition, in December 2003, federal legislation was enacted to change United States import laws and expand the ability to import lower priced versions of our and competing products from Canada and potentially elsewhere, where there are government price controls. These changes to the import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. No Secretary of Health and Human Services has determined to date that there is a basis to make such a certification. However, it is possible that the current Secretary or a subsequent Secretary could make the certification in the future. In addition, legislative proposals have been made to implement the changes to the import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the Customs Service, and other government agencies. For example, state and local governments have suggested that they may import or facilitate the import of drugs from Canada for employees covered by state health plans or others, and some already have put such plans in place.

The importation of foreign products adversely affects our profitability in the United States and elsewhere. This impact could become more significant in the future, and the impact could be even greater if there is a further change in the law or if state or local governments take further steps to import products from abroad.

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

We may be subject to penalties if we fail to comply with post-approval legal and regulatory requirements and our products could be subject to restrictions or withdrawal from the market.

Our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the U.S. Federal Trade Commission ("FTC"), the Department of Justice, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, and state and local governments. Any product for which we currently have or may obtain marketing approval, along with the associated manufacturing processes, any post-approval clinical data that we might be required to collect and the advertising and promotional activities for the product, are subject to continual recordkeeping and reporting requirements, review and periodic inspections by regulatory authorities. Our advertising and promotion are subject to stringent regulatory rules and oversight. New requirements and industry guidelines have been adopted to require the posting of ongoing clinical trials on public registries, and the disclosure of designated clinical trial results. We must continually review adverse event and other available safety information that we receive concerning our products, and make expedited and periodic reports to regulatory authorities. In the United States, any free samples we distribute to physicians must be carefully monitored and controlled, and must otherwise comply with the requirements of the Prescription Drug Marketing Act, as amended, and FDA regulations.

Our sales, marketing, research and other scientific/educational programs must also comply with anti-bribery rules and related laws, such as the anti-kickback and fraud and abuse provisions of the Social Security Act, as amended, the False Claims Act, as amended, the privacy provisions of the Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Most European Union member states and Japan impose controls and restrictions that are similar in nature or effect.

In recent years, several states in the United States, including California, Maine, Minnesota, New Mexico, Vermont and West Virginia, have also enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports with the state or make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain.

Depending on the circumstances, failure to meet these applicable legal and regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts, any of which could have a material adverse effect on our financial condition.

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

From time to time, we are named as a defendant in product liability lawsuits, and although we believe we are not currently subject to any material product liability proceedings, we may incur material liabilities relating to product liability claims in the future, including claims arising out of procedures performed using our surgical equipment. We historically have relied on a combination of self-insurance and third-party insurance to cover potential product liability claims. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities we may incur in the future. Furthermore, since January 1, 2005, we no longer purchase insurance coverage for this risk. Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees. Successful product liability claims brought against the Company could have a material adverse effect on our financial condition.

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

We historically have relied on a combination of self-insurance and third-party insurance to cover potential environmental liability claims. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy environmental liabilities we may incur in the future. Furthermore, since January 1, 2005, we no longer purchase insurance coverage for this risk. Any environmental claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees. Successful environmental liability claims brought against the Company could have a material adverse effect on our financial condition.

Since early 2005, we self-insure through our captive insurance subsidiaries almost all of our property and casualty, business interruption and liability risks. We continue to insure fiduciary liability and directors and officers liability risks with third party insurers.

The pharmaceutical and medical device business involves an inherent risk of product liability and any claims of this type could have an adverse impact on us. Furthermore, we have all of the risks for property and casualty, general liability, business interruption and environmental liability exposures that are typical of a public enterprise with manufacturing and marketing activities. Historically, we have relied on a combination of self-insurance through our captive insurance subsidiaries and third-party insurance to cover potential claims from these risks. Since March 31, 2005, except for fiduciary liability and directors and officers liability insurance, we no longer purchase any form of insurance from third party insurers.

Consequently we are exposed to these risks. For example, in December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company’s nearby office building and warehouse, as well as equipment and inventories housed in these facilities. Because we are effectively self-insured through our captive insurance subsidiary, we were required to record provisions for property losses as further discussed in note 16 to the consolidated financial statements.

We have taken, and will continue to take, what we believe are appropriate measures to protect ourselves from possible adverse consequences of such risks. Though our insurance coverage and cash flows have been adequate to provide for liability claims in the past, future liability claims and other losses from these risks could exceed our insurance coverage limits for past activities and future cash flows, and any significant losses from these risks could have a material adverse effect on our financial condition.

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

Nestlé owns approximately 75% of our outstanding common shares. Because Nestlé's interests may differ from those of our other shareholders, actions Nestlé takes with respect to us may be unfavorable to our other shareholders. Minority holders of common shares will not be able to affect the outcome of most shareholder votes so long as Nestlé owns at least a majority of our outstanding common shares. So long as it owns at least two-thirds of our common shares, Nestlé will be able to control, among other things: increases in our share capital; the approval of a dissolution other than by liquidation, including by way of merger; the creation of restrictions on the transferability of our common shares; and the restriction or elimination of preemptive rights in connection with a share capital increase. So long as it owns at least a majority of our common shares, Nestlé will be able to control, among other things: the election and removal of all of our directors; amendments to our Articles of Association (other than those subject to the two-thirds majority requirement referred to above); payment of dividends; changes to our capital structure unless the change is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders' meeting; and appointment and removal of our statutory and group auditors.

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

The market price of our common shares may fluctuate significantly in response to factors, some of which are beyond our control, such as announcements of innovations and discoveries or new products by us or our competitors, developments concerning intellectual property rights and regulatory approvals, and changes in estimates of our financial performance or changes in recommendations by securities analysts. At December 31, 2005, options to purchase approximately 4.9 million common shares granted under our incentive plan were scheduled to become exercisable in 2006, and in the event such options are exercised and there are sales of substantial amounts of common shares in the public market in connection with or immediately following such exercise by the option holders, the market price of our common shares may decrease significantly.

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

In addition, in several instances we follow Swiss corporate governance practices instead of the corporate governance practices applicable to a U.S. company under New York Stock Exchange listing standards. A summary of the principal areas of difference is provided under "Directors, Senior Management and Employees – Board Practices – Compliance with New York Stock Exchange ("NYSE") Listing Standards on Corporate Governance."

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

In this document, "IPO" refers to the initial public offering of approximately 69,750,000 of Alcon’s common shares on March 20, 2002. Prior to the IPO, Alcon, Inc. was a wholly owned subsidiary of Nestlé S.A., a Swiss corporation ("Nestlé").

Capital Expenditures, Acquisitions and Divestitures for the Last Three Years (January 1, 2003 through December 31, 2005):

The Company's capital expenditures for property, plants and equipment, to expand and upgrade manufacturing facilities, research and development facilities, and other infrastructure, for the years ended December 31, 2005, 2004 and 2003 were $162.2 million, $146.2 million and $157.9 million, respectively.

On November 6, 2003, Alcon Cusi S.A., a wholly owned subsidiary of Alcon, sold its contact lens care solutions manufacturing facility located in Madrid, Spain, to AMO Manufacturing Spain, S.L., a wholly owned subsidiary of Advanced Medical Optics, Inc., for $21.6 million in cash.

Capital Expenditures, Acquisitions and Divestitures Currently Underway:

In 2005, additional expenditures were made to upgrade our Fort Worth, Texas data center, our research and development facility in Barcelona, Spain, and our manufacturing facilities in Puurs, Belgium, Kaysersberg, France, and Fort Worth, Texas. We had capital expenditure commitments of $33.6 million at December 31, 2005. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

The Company has not announced any acquisitions or divestitures subsequent to December 31, 2005.

B.	BUSINESS OVERVIEW

Alcon is a research and development driven, global medical specialty company focused on eye care. We develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products to treat diseases and disorders of the eye. Our broad range of products represents one of the strongest portfolios in the ophthalmic industry. We believe we have the largest commitment to ophthalmic research and development of any company worldwide. Currently, our products are sold in over 180 countries, and we are present in every significant market in the world where ophthalmology is practiced. In 2005, we had sales of $4.4 billion, operating income of $1.2 billion and net earnings of $931 million.

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

The following table lists our principal pharmaceutical products:

Ocular Anti-Infectives/
Glaucoma	Anti-Inflammatories	Ocular Allergy	Generics	Otic Combination
Travatan®	Vigamox® (1)	Patanol®	Timolol GFS	Cipro® HC Otic (1)
Azopt®	TobraDex®	Opatanol®	Pred Acetate	Ciprodex® (1)
Betoptic S®	Tobrex®	Emadine®	Brimonidine
	NEVANAC™	Alomide®	Trifluridine
Maxitrol®
(1)	Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG. Vigamox® is licensed to Alcon by Bayer AG.

Glaucoma Treatment

In 2005, sales of our glaucoma products were $621.4 million, or 35.2% of our total pharmaceutical sales.

In 2001, we launched Travatan®, our entry into the prostaglandin analogue class of glaucoma treatments, in the United States. Prostaglandin analogues are the newest and most effective class of compounds currently available to reduce intraocular pressure, the primary characteristic of glaucoma. Travatan® contains the most potent prostaglandin analogue available today. Outside the United States, we have launched Travatan® in more than 100 countries.

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

Anti-Infectives, Anti-Inflammatories and Combination Therapies

We currently manufacture and market a broad range of drugs to treat bacterial, viral and fungal infections of the eye and to control ocular inflammation. In 2005, combined sales of our ocular anti-infectives, ocular anti-inflammatories and combination therapies were $639.9 million, or 36.2% of our total pharmaceutical sales.

Our leading ocular anti-infective product is Vigamox® ophthalmic solution utilizing moxifloxacin. Vigamox® is effective against a broad spectrum of bacteria, including strains resistant to more than one antibiotic. In April 2003, we launched Vigamox® in the United States for the treatment of bacterial conjunctivitis. Vigamox® became our leading topical antibiotic in the United States due to its broad spectrum, its ability to eradicate resistant bacteria, its ability to penetrate the surface of the eye and its "three times a day" dosing. During 2004, Vigamox® replaced Ciloxan® ophthalmic ointment and solution as our largest selling anti-infective, as the patents for Ciloxan® expired in virtually all of the countries where it is marketed, including the United States in June 2004.

During 2005, we launched our first non-steroidal anti-inflammatory drug in the U.S. market. NEVANAC™ ophthalmic suspension is indicated for the treatment of pain and inflammation associated with cataract surgery. NEVANAC™ is unique because it is a prodrug where the active ingredient is released upon installation in the eye. However, there are other competitors in the ophthalmic non-steroidal anti-inflammatory drug market. During 2005, NEVANAC™ was only sold in the U.S. market.

Our combination ocular anti-infective/anti-inflammatory product, TobraDex® ophthalmic suspension and ointment, is convenient because it combines a broad-spectrum antibiotic with a proven anti-inflammatory. TobraDex® is currently the only tobramycin/dexamethasone ophthalmic combination product in the U.S. market and has no generic equivalent. We currently sell TobraDex® in more than 95 countries.

Allergy

We currently market and manufacture products for the treatment of ocular allergies. In 2005, sales of our ocular allergy pharmaceutical products were $357.5 million, or 20.2% of our total pharmaceutical sales. The allergy market is, by its nature, seasonal, peaking in the spring and again, but to a lesser extent, in the fall.

Patanol® ophthalmic solution was the first twice-daily ocular allergy product with a dual-action active ingredient, which acts as both an antihistamine and a mast-cell stabilizer. When we introduced Patanol® in 1997, we estimated the total topical ocular allergy market to be less than $100 million. Due in large part to the effectiveness of this drug, our related marketing efforts to physicians and direct-to-consumer advertising, sales of topical ocular allergy products in the United States have increased to more than $460 million in 2005. In 2003, we launched a European version of Patanol® under the name Opatanol® ophthalmic solution, and we are also seeking approval of Patanol® in Japan. We currently sell Patanol® in more than 75 countries.

Otic Products

We also market combination anti-infective/anti-inflammatory products for ear infections. In 1998, we licensed Cipro® HC Otic drops to treat otitis externa, commonly known as swimmer's ear. Cipro® HC Otic currently is marketed in over 30 countries. Sales of this product are seasonal, with the majority of prescriptions written during the summer months.

In 2003 we strengthened our otic portfolio with the introduction of Ciprodex® otic suspension for the treatment of otitis media in the presence of tympanostomy tubes ("AOMT") and of otitis externa. The AOMT indication allows us to compete in the market for patients who have middle ear infections and ear tubes. Clinical trials for Ciprodex® otic showed higher cure rates versus market-leading products. Ciprodex® currently is marketed in the United States and a small number of countries outside the United States.

Generic Pharmaceuticals

We established Falcon Pharmaceuticals in 1994 to manufacture and market generic ophthalmic and otic pharmaceutical products in the United States. Falcon's sales in 2005 were $109.8 million, or 6.2% of our total global pharmaceutical sales.

Falcon's main product is Timolol GFS, a patented gel forming solution used to treat glaucoma. Timolol GFS is currently the sole generic pharmaceutical approved by the FDA as an AB therapeutically equivalent substitute for Merck's Timoptic-XE® at the pharmacy. In 2005, Timolol GFS accounted for almost 90% of the U.S. prescriptions written for gel formulated timolol. We expect Timolol GFS's status as the sole generic substitute for Timoptic-XE® to continue through September 2006, when Merck's patent protection expires.

Falcon currently manufactures and markets 28 generic pharmaceutical products. Falcon's other principal generic products include Prednisolone Acetate 1% (which is a steroid used for the treatment of inflammation of the eye), Timolol Solution (for the treatment of glaucoma), Trifluridine (used to treat virus infections of the eye), Brimonidine 0.2% (introduced in 2003 for the treatment of glaucoma), and Neomycin and Polymyxin B Sulfates and Hydrocortisone otic and ophthalmic suspensions (sterile antibacterial and anti-inflammatory combination products for the treatment of bacterial infections in the ear and the eye, respectively).

Our Surgical Products

We are the global leader in ophthalmic surgical products and manufacture and market the most comprehensive product offering available today.

The following table lists our principal surgical products:

Cataract	Refractive	Vitreoretinal	General Surgical
Infiniti® vision system	LADAR6000™	Accurus® surgical system	BSS Plus® surgical
Infiniti® AquaLase® and OZil™	excimer laser	Accurus® cassettes and probes	irrigating solution
surgical instruments	LADARVision® 4000	Grieshaber® microsurgical	Custom Pak® surgical
Infiniti® consumables	laser	instruments	procedure packs
Series 20000® LEGACY®	LADARWave®	Perfluoron® liquid	A-OK® surgical knives
surgical system	CustomCornea®	Silikon® 1000 ophthalmic
LEGACY® consumables	Wavefront System	surgical oil
AcrySof ®
intraocular lenses (including
the AcrySof® ReSTOR®)
Viscoelastic devices
- DuoVisc®
- DisCoVisc™
- Viscoat®
- ProVisc®

Cataract Surgery

We support our market leadership position through a comprehensive offering of single-use disposable products. Sales of our products for cataract surgery in 2005 were $1.7 billion, or 84.8% of our total surgical sales. We currently market products for cataract surgery in substantially all of our markets.

The Infiniti® vision system, our most advanced lens removal system, was introduced in May 2003 and has been widely accepted by surgeons around the globe. Continued customer interest in the Infiniti® vision systems will maintain or expand our position as worldwide leader in lens removal systems. The Infiniti® vision system is the world’s first and only multi-modal lens removal surgical instrument. With this single instrument, surgeons now have a choice of four different methods to customize the removal of a cataract:

• advanced ultrasound phacoemulsification alone,

• the combination of ultrasound and oscillation provided by the NeoSoniX® hand piece,

• the AquaLase® liquefaction device that generates pulses of surgical solution to safely break up and remove the natural lens material, or

• OZil™ torsional technology, a proprietary technology utilizing torsional ultrasound to more efficiently emulsify the lens.

Our comprehensive line of single-use products for cataract procedures includes the cassettes used in the Infiniti® and LEGACY® systems, a full line of viscoelastics to protect delicate tissues of the eye during the procedure, surgical knives and surgical irrigating solutions. In 2005, we obtained FDA approval for DisCoVisc™, the next-generation viscoelastic, optimized for all phases of cataract and/or certain refractive procedures, based on new proprietary polymer ratios.

Our AcrySof® intraocular lenses are the most widely implanted intraocular lenses in the world. AcrySof® intraocular lenses are made of the first material specially engineered for use in an intraocular lens. This acrylic material is more compatible with the human eye than silicone. In late 2004 and throughout 2005, with the exception of Japan, we globally launched the AcrySof® IQ intraocular lens. The AcrySof® IQ is the first intraocular lens to combine an aspheric design with ultraviolet and blue light-filtering on AcrySof® material. This unique combination of technology allows the AcrySof® IQ to provide improved image quality.

We also continued the successful global rollout of the AcrySof® ReSTOR® intraocular lens. AcrySof® ReSTOR® is yet not available in Japan, Taiwan or Korea. This newly developed lens has a unique optical system that incorporates an apodized diffractive, refractive structure that provides distance, near and intermediate vision for the patient following lens removal surgery, thereby significantly reducing the patient’s need for or dependence on eyeglasses.

Vitreoretinal Surgery

Our vitreoretinal surgical product offering is one of the most comprehensive in the industry for surgical procedures for the back of the eye. In 2005, market-leading sales of our products for vitreoretinal surgery were $213.6 million, or 10.6% of our total surgical sales. We currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

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

Custom Pak® Surgical Procedure Packs

To provide convenience, efficiency and superior value for ophthalmic surgeons, we have developed the Custom Pak® surgical procedure pack. We market our Custom Pak® for cataract, refractive and vitreoretinal surgical procedures. Unlike conventional surgical procedure packs, the Custom Pak® allows ophthalmic surgeons and their staff to customize and sequence the products included in the surgical procedure pack. For a single price, our Custom Pak® includes our single-use products required for the procedure, combined with products not manufactured by Alcon. We believe that our Custom Pak® allows ophthalmic surgeons to improve their efficiency in the operating room, and this gives us the opportunity to provide access to our single-use products in a value-added package. We estimate that a Custom Pak® was used in a majority of the cataract surgeries performed in the United States in 2005. Our Custom Pak® has been successful in Europe, and we see growth potential in other markets, including Latin America and Japan.

Refractive Surgery

In 2005, sales of our laser refractive products and related technology fees were $56.2 million, or 2.8% of our total surgical sales.

In 2006, we expect to begin shipping the new the LADAR6000™ excimer laser to customers in the U.S. market. The FDA has issued an approvable letter on the LADAR6000™ and approval should follow after FDA reinspection of the manufacuturing facility resolving issues raised in the FDA’s April 2005 warning letter. LADAR6000™ units are already in operation in international markets, and are the first units to operate with the new high-speed ablation capability.

The LADARVision® 4000 laser and the LADAR6000™ excimer laser remain the only systems to combine an active laser radar eye tracker and a true small-spot laser beam to deliver to surgeons advanced laser technology for the treatment of refractive patients. The unique registration capability of these systems provides for extreme accuracy in placement of the laser beam. Advancements to the system to improve the procedure are planned for implementation in 2006 and include a faster ablation rate to decrease actual procedure time and automation of the registration process to increase accuracy and facilitate patient flow.

We also manufacture and market the LADARWave® aberrometer, a wavefront device that measures refractive errors of the entire optical system. LADARWave® creates and displays this information as a three-dimensional map of the cornea. When used in combination with either a LADARVision® 4000 or LADAR6000™ excimer laser, physicians can treat visual aberrations measured by the LADARWave® that previously went undetected, and can provide a customized treatment for each individual patient. This combination is called the CustomCornea® wavefront system, which became the first FDA approved custom ablation procedure in 2002.

The clinical trials conducted to gain approval of the CustomCornea® wavefront system produced better quality of vision for patients than conventional LASIK surgery. Phase IV clinical trials conducted on commercial patients have confirmed that results with this system are also superior to that of other systems. Market research to prioritize future clinical trials is ongoing to ensure we deliver subsequent indications that refractive surgeons will highly value.

Our Consumer Eye Care Products

We market contact lens care products, artificial tears and ocular vitamins. We currently market our contact lens care and artificial tears products in most of the countries where we sell products.

The following table lists our principal products in these areas:

Contact Lens Care	Artificial Tears	Ocular Vitamins
OPTI-FREE® EXPRESS® No Rub®	Systane® lubricant eye drops	ICAPS® dietary supplements
multi-purpose disinfecting solution	Tears Naturale® Forte lubricant eye drops	ICAPS® MV dietary
OPTI-FREE® multi-purpose solution		supplements
OPTI-FREE® SupraClens® liquid enzyme	Tears Naturale Free® lubricant eye drops
CLERZ® Plus lens rewetting drops	Tears Naturale® II lubricant eye
Opti-One® No Rub® multi-purpose solution	drops with POLYQUAD®
UNIQUE-pH® multi-purpose solution	antimicrobial preservative
Bion® Tears lubricant eye drops
OPTI-FREE® Plus multi-purpose solution
(Japan only)
OPTI-FREE® RepleniSH™ multi-purpose
disinfecting solution

Contact Lens Care Products

Our contact lens care products include disinfecting solutions to destroy harmful microorganisms on contact lenses, cleaners to remove undesirable film and deposits from contact lenses, weekly enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses. Sales of our contact lens disinfectants in 2005 were $296.7 million, or 50.8% of our total consumer eye care sales.

OPTI-FREE® EXPRESS® No Rub® multi-purpose disinfecting solution, our leading contact lens care product was the first multi-purpose disinfecting solution to obtain FDA approval to make a "no rub" claim. OPTI-FREE® EXPRESS® No Rub® utilizes a multi-purpose disinfecting solution with high-capacity disinfection and superior protein cleaning benefits, without requiring rubbing of the contact lenses. We introduced this product in 1999 and currently market it in most major markets throughout the world. In 2002, we completed and submitted studies to the FDA that demonstrated superior comfort for OPTI-FREE® EXPRESS® No Rub®, which allowed us to add the claim "Lasting Comfort Formula" to our package.

In late 2005, we received approval in the United States to market OPTI-FREE® RepleniSH™, our next generation multi-purpose disinfecting solution, which is approved for silicone hydrogel and all other soft contact lenses. We plan to make this product our flagship brand in most key markets.

Our line of contact lens care products also includes CLERZ® Plus lens rewetting drops, which moisten contact lenses during wear and are clinically proven to reduce protein build-up, OPTI-FREE® SupraClens® preservative-free active cleaning solution and UNIQUE-pH® multi-purpose solution for hard contact lenses.

Other Vision Care Products

We manufacture and market artificial tears to treat dry eye syndrome and vitamins formulated to promote good ocular health. We offer a complete line of products for the dry eye sufferer. In February 2003, we added Systane® lubricating eye drops to our product line in the United States and, by 2005, we launched the product in more than 50 additional countries. Systane® has a unique "in-the-eye" gelling formula that provides long-lasting relief of dry-eye symptoms. We added a preservative-free unit-dose Systane® to the product line in 2004. In 2005, Systane® became our #1 selling artificial tear product in the U.S. marketplace based on sales dollars. However on a worldwide basis, our largest selling artificial tears label was our Tears Naturale® line of products. Our Bion® Tears lubricant eye drops contains zinc and bicarbonate and is specially formulated for severe dry eye sufferers.

We market ICAPS® dietary supplements, Lutein and Zeaxanthin formula, a vitamin specially formulated with anti-oxidants and zinc to promote good ocular health. In its Age Related Eye Disease Study (AREDS), the National Eye Institute found that high levels of anti-oxidants and zinc reduce the risk of age-related macular degeneration in patients at risk for developing it. In 2005, we launched ICAPS® MV dietary supplements, the first AREDS-based formula that includes Lutein, Zeaxanthin and a multivitamin.

Sales and Marketing

We are present in every significant market in the world where ophthalmology is practiced and currently our products are sold in over 180 countries. We conduct our sales and marketing activities through more than 55 local operating entities and 20 representative/branch offices around the world. We have a sales force of over 2,700 sales representatives consisting of approximately 800 sales representatives in the United States, our largest market, and approximately 1,900 sales representatives outside of the United States. We use the broad reach of our local operations to provide technical service to our optometry customers in the United States and optometric fitters outside of the United States. All of our surgical technical service in the United States and a high percentage of that service outside the United States are provided by our service technicians. In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products. Outside of the United States, our ten largest markets by sales are Japan, France, Spain, Germany, Canada, Italy, the United Kingdom, Brazil, Australia and Mexico.

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

Most of our global marketing efforts are supported by advertising in trade publications and by sales representatives attending regional and national medical conferences. We reinforce our marketing efforts with targeted and timely promotional materials that our sales force presents to both the eye care and other professionals in the office, hospital or surgery center setting. We supplement these marketing efforts through direct mailings to eye care professionals and e-detailing. To coordinate our sales efforts, we have begun using customer relationship management software. Moreover, in the United States and Japan, we use direct-to-consumer advertising to promote selected products.

While we market all of our products by calling on eye care professionals, our direct customers and distribution methods differ across business lines. Distributors, wholesalers, hospitals, government agencies, large retailers and physicians are the direct customers for our pharmaceutical products. We sell our surgical products directly to hospitals and ambulatory surgical centers. In the United States, over 90% of our contact lens care products are sold to large grocery, drug and general (mass) merchandise retailers. Outside of the United States, we sell most of our consumer eye care products directly to retailers and optical chains, while a smaller amount is sold to distributors for resale directly to smaller retailers and eye care professionals. No single customer accounted for 10% or more of our sales in 2005.

As a result of changes in health-care economics, managed care organizations have become the largest payors for health care services in the United States. In an effort to control prescription drug costs, over 95% of managed care organizations use a formulary. We have a dedicated managed care sales team that actively seeks the best formulary position for our products.

Research and Development

      We have the largest research and development commitment of any eye care company worldwide. Our research and development organization consists of more than 1,350 employees, including approximately 300 individuals who are either M.D.s, doctors of optometry or Ph.D.s. Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their commercial experience. We organize our research teams around our pharmaceutical, surgical and consumer eye care products. Candidates for pharmaceutical and contact lens care product development originate from our internal research, from our extensive relationships with academic institutions and from our licensing of molecules from other companies. Our surgical design concepts are internally developed by staff engineers and scientists who, in addition to their own research, gather ideas from ophthalmic surgeons and clinicians in the involved fields. Our research and development organization has been designed to drive global registration of products through a focused central research facility in Fort Worth, Texas, combined with regionally based clinical and regulatory personnel in more than 40 countries outside of the United States.

We have invested approximately $1.8 billion over the last five years (including $422 million in 2005, $390 million in 2004 and $350 million in 2003) to carry out our strategy of developing products primarily from our own research and development activities.

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

Product Development

We are developing new products to treat diseases and conditions in all key ophthalmic categories: pharmaceutical, surgical and consumer eye care products. We also have limited development activities in the otic and nasal areas.

The following table includes additional detail about each of these products in development, including their expected regulatory submission date in the United States.

		Expected U.S.	Status at
Name	Condition	Submission Date	December 31, 2005 (2)

Pharmaceutical
Ophthalmology
Brimonidine 0.15% with	Glaucoma	Filed	Tentative approval
POLYQUAD® preservative
Travatan® BAC Free ophthalmic solution	Glaucoma	Filed	Filed
RETAANE®15 mg anecortave	Wet AMD	(1) (3)	(3)
acetate suspension
15(S) HETE prescription	Dry eye	(1)	Phase III
dry eye product
Rimexolone dry eye product	Dry eye	(1)	Phase II
Moxifloxacin/dexamethasone	Anti-infective/anti-	(1)	Phase II
	inflammatory
Moxifloxacin, new formulation	Anti-infective	2007	Phase III

Nasal
Patanase® nasal spray	Allergy	2007	NDA amendment

Surgical
AcrySof ® ReSTOR® Natural IQ lens	Cataract	2006	Advanced development
AcrySof ® ReSTOR® Natural IQ Toric lens	Cataract	(1)	Advanced development
Next generation vitreoretinal system	Vitreoretinal	2007	Advanced development
Next generation irrigating solution	Cataract/vitreoretinal	2007	Phase III
LADAR6000™ excimer laser/system	Refractive	Filed	Filed
CustomCornea®, hyperopia and astigmatism	Refractive	Filed	Filed
AcrySof ® angle-supported phakic lens	Refractive	(1)	Early development

Consumer Eye Care
Enhanced Systane® tear substitute	Dry eye	2006	Advanced development

(1)	We currently expect a submission or resubmission date in 2008 or later.
(2)	For a description of the FDA approval process, see "-- Government Regulation" below.
(3)	Although RETAANE® suspension has been filed with the FDA, additional data from existing and/or new clinical studies and an amended filing will be required.

The expected submission dates in the table above reflect those for the United States. We also expect to file for approval of these products in most of the countries where we currently market our products. For pharmaceutical and consumer eye care products, these approvals generally are received after U.S. approvals. For surgical products, these approvals are often obtained before U.S. approvals. We maintain a significant regulatory presence in major countries to support the filing process outside the United States.

Pharmaceutical Product Development

We are developing new products to treat ophthalmic diseases in six major therapeutic areas: glaucoma, retina, dry eye, infection, inflammation and allergy. We also have limited development activities in the otic and nasal therapeutic areas.

In glaucoma, our U.S. New Drug Application ("NDA") for brimonidine 0.15% preserved with POLYQUAD® preservative (polyquaternium-1), received tentative approval in 2005. We anticipate receiving final approval in the coming weeks after we provide the FDA evidence of a recent settlement with Allergan, Inc. on certain related patent issues. We expect to begin offering this product for sale beginning in the fourth quarter of 2009, or possibly earlier under certain specific circumstances set forth in a recently executed license agreement with Allergan, Inc. We filed a European Marketing Authorisation Application ("MAA") for DuoTrav™ ophthalmic solution (travoprost/timolol) in 2005 and received a positive opinion from the Committee for Medicinal Products for Human Use in February 2006. This opinion sets the stage for the marketing authorization of DuoTrav™ in the European Union, expected in the second quarter of 2006. During 2005, we also filed with the FDA for approval of Travatan® BAC Free ophthalmic solution, which does not contain benzalkonium chloride ("BAC").

The U.S. NDA and European MAA for RETAANE® 15 mg anecortave acetate suspension were filed in the fourth quarter of 2004 for the treatment of the "wet" form of AMD. In December 2005, we met with the FDA to review additional information the FDA had requested regarding our RETAANE® suspension submission. The FDA has since advised that at least one additional study will be required to confirm efficacy before approval can be granted. In March 2006, we withdrew our European MAA when it became evident that additional clinical data from current and/or new clinical trials would be required for approval. We plan to continue clinical development of RETAANE® suspension for the treatment of wet AMD in the United States, Europe and other key markets. Approval for RETAANE® suspension was obtained in Australia at the end of 2005. RETAANE® suspension development also continues in Japan. We are also pursuing a separate indication for RETAANE® suspension, one that prevents the progression of the "dry" form of AMD to "wet" AMD. Phase III studies were initiated in 2004 and achieved the enrollment target at the end of 2005. These studies are expected to last up to four years.

In 2005, we continued clinical trials for prescription treatments for the discomfort and irritation of dry eye syndrome. A mucin secretagogue (15(S) HETE) and a novel formulation of the steroid rimexolone are in Phase III and Phase II trials, respectively. Clinical results from the latest clinical study of 15(S) HETE did not show statistical significance of the active ingredient versus the placebo. We are evaluating clinical study designs to test the drug in specific subgroups of dry eye patients where the clinical benefit may be more evident.

We initiated global Phase III clinical trials for a new formulation of moxifloxacin, or Vigamox®, our fourth generation fluoroquinolone anti-infective currently in the U.S. market. In the anti-infection/anti-inflammatory area, clinical development has been initiated on a moxifloxacin and dexamethasone combination product for treating eye infections and controlling inflammation.

In Japan, NDAs for Patanol®, an ocular allergy drug filed in 2003, Travatan®, a prostaglandin analogue drug filed in 2004 for the treatment of glaucoma, and Vigamox®, filed in 2004, are progressing through the regulatory review process.

In the nasal therapeutic area, we are working with the FDA to clarify the pathway to approval for Patanase® nasal spray, which was filed in 2004. We plan to initiate reformulation of Patanase® and conduct additional trials toward amending our NDA in 2007.

Surgical Product Development

We currently have products in development in the three primary areas of our surgical markets: cataract, vitreoretinal and refractive surgery.

In cataract surgery, we continue to build on our successful AcrySof® intraocular lens and Infiniti® instrumentation franchises. In 2006, we plan to submit for FDA approval the AcrySof® ReSTOR® Natural IQ intraocular lens. This lens combines ultraviolet and blue-light filtering and aspheric design with our apodized diffractive refractive intraocular lens. We expect to add a toric feature to this lens in future years. We are also developing the AcrySof® ReSTOR® lens for the Japanese market. AcrySof® Natural, filed in Japan in 2003, continues under regulatory review. In cataract instrumentation, the addition of new accessories such as the OZil™ torsional hand piece will be added to the Infiniti® product platform.

In vitreoretinal surgery, we are developing the next-generation vitreoretinal system to replace the Accurus® system. In parallel, we continue to enhance the Accurus® with the addition of new handheld accessories and illumination products designed to respond to the increased needs of ocular surgeons for instrument performance.

We are in phase III clinical trials with a next-generation irrigating ophthalmic solution, which improves surgical performance and ocular protection based on a proprietary polymer system. The product has already demonstrated effectiveness in cataract surgery and will be studied next in vitreoretinal surgery. We plan to submit a U.S. NDA and apply for a CE Mark in the European Union in 2007.

The LADAR6000™ excimer laser/system, filed with the FDA in 2005, provides an enhanced technology platform for refractive surgery. Additional enhancements including a new illumination system, faster ablation, unassisted registration and undilated eye tracking will be added in the future to further differentiate the machine. The FDA has issued an approvable letter on the LADAR6000™ and approval should follow after FDA reinspection of the manufacturing facility resolving issues raised in the FDA's April 2005 warning letter. We also are seeking approval in the U.S. and European markets to treat hyperopia and astigmatism patients with the CustomCornea® wavefront system.

As a complement to our existing refractive business, we are conducting clinical studies with an angle-supported phakic intraocular lens. Made from the same biocompatible AcrySof® material, this product will offer refractive patients another treatment option along with the current laser-based offerings.

Consumer Eye Care Product Development

We currently are developing products in the areas of ocular health, dry eye and contact lens care. We continue to develop enhanced formulations of ocular vitamins that can provide increased nutritional benefits for patients and promote a healthy ocular environment. We also are evaluating novel active ingredients and products for efficacy in treating dry eye.

Manufacturing and Supplies

Manufacturing

We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either surgical equipment and surgical medical devices or pharmaceutical and contact lens care products. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices and pharmaceuticals, as well as the different technical skills required of employees in these two manufacturing environments. All of our manufacturing plants in the United States and Europe are ISO 9001:2000 and ISO 13485:2003 certified.

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

As of December 31, 2005, we employed approximately 2,000 people to manufacture our pharmaceutical and contact lens care products at seven facilities in the United States, Belgium, France, Spain, Brazil and Mexico. As of December 31, 2005, we employed approximately 2,200 people to manufacture surgical equipment and other surgical medical devices at nine facilities in the United States, Belgium, Switzerland, Ireland and China. Currently, we manufacture substantially all of our pharmaceutical, contact lens care and surgical products internally and rely on third-party manufacturers for only a small number of products.

Due to the complexity of certain manufacturing technologies and the costs of constructing and maintaining duplicate facilities, a number of our key products are manufactured at only one of our facilities. Some of these key products include:

Products	Facility
U.S. pharmaceutical products	Fort Worth, Texas
Intraocular lenses (l)	Huntington, West Virginia
ProVisc®, Viscoat®, DuoVisc® and	Puurs, Belgium
DisCoVisc™ viscoelastics
OPTI-FREE® EXPRESS® No Rub®, OPTI-FREE® RepleniSH™	Fort Worth, Texas
Accurus®, LEGACY®, Infiniti®	Irvine, California
LADARVision®, LADARWave®	Orlando, Florida
Cipro® HC	Barcelona, Spain

(1)

During 2005, the Cork, Ireland, manufacturing facility commenced manufacturing some styles of intraocular lenses for the European market; the remainder of the world markets continued to be sourced from the Huntington, West Virginia facility.

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

The following table identifies certain single-source suppliers of raw materials acquired pursuant to contracts entered into in the ordinary course of business and the ALCON® products that contains these raw materials:

Supplier Name	Raw Material	ALCON® Product
Dow Chemical Co.	Travoprost	Travatan®
	C9	OPTI-FREE® RepleniSH™
Bayer Aktiengesellschaft	Ciprofloxacin	Ciloxan®, Cipro® HC Otic
	Moxifloxacin	Vigamox®
Kyowa Hakko Kogyo Co. Ltd.	Olopatadine	Patanol®, Opatanol®
Rhodia Inc.	Guar gum	Systane® lubricant eye drops
Plantex USA, Inc.	Timolol	Timolol GFS
Genzyme Corporation	Hyaluronate (high molecular weight)	ProVisc®
Lifecore Biomedical, Inc.	Hyaluronate (low molecular weight)	Viscoat®
Biogal Pharmaceutical Works LT.	Tobramycin	Tobrex® ophthalmic solution (all formats), TobraDex® (all formats)
Sanofi Synthelabo, Inc.	Betaxolol	Betoptic® ophthalmic solution, betaxolol (Falcon)
Napp Technologies LLC	Fluorescein	Fluorescite® intravenous solution
Pfizer Centre Source	Neomycin sulphate	Maxitrol® ophthalmic solution and ointment (all formats)
Alpharma Inc.	Polymixin B	Maxitrol® (ointment only)
Solutia, Inc.	Brimonidine	Brimonidine (Falcon)
	Myristinamide	OPTI-FREE® EXPRESS®
	Anecortave acetate	RETAANE® 15 mg
	Nepafenac	NEVANAC™

Competition

The ophthalmic industry is highly competitive and subject to rapid technological change and evolving industry requirements and standards. Companies within our industry compete on technological leadership and innovation, quality and efficacy of their products, relationships with eye care professionals and health care providers, breadth and depth of product offering and pricing. The presence of these factors varies across our product offerings. We provide a broad line of proprietary eye care products and compete in all product categories in the ophthalmic market. Even if our principal competitors do not have a comparable range of products, they can, and often do, form strategic alliances and enter into co-marketing agreements to achieve comparable coverage of the ophthalmic market. We face strong local competitors in some markets, such as Japan.

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

Our main competitors in the pharmaceutical market are Allergan, Inc., Bausch & Lomb Incorporated, Novartis AG, Pfizer, Inc., Merck & Co., Inc., Daiichi Pharmaceutical Co., Ltd., Inspire Pharmaceuticals Inc., ISTA Pharmaceuticals Inc. and Vistakon Pharmaceuticals, LLC (a Johnson and Johnson company).

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

Consumer Eye Care Products

The consumer eye care business is characterized by competition for market share in a maturing market through the introduction of products that provide superior technology or effectiveness. Recommendations from eye care professionals and customer brand loyalty as well as our product quality and price are key factors in maintaining market share in these products. Our principal competitors in contact lens care products are Bausch & Lomb, Advanced Medical Optics and Novartis. We compete with Allergan, Pfizer and Novartis in artificial tears products and Bausch & Lomb in ocular vitamins. All consumer eye care markets include significant competition from private label store brands, which generally are less costly to the consumer.

Intellectual Property

We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2005, we owned approximately 1,100 United States patents and pending United States patent applications and approximately 4,900 corresponding patents and patent applications outside of the United States.

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

Philanthropic Efforts

We have a long-standing commitment to bringing ophthalmic products to those who would not otherwise have access to them. Our Medical Missions Program supported more than 1,200 humanitarian efforts in 2005 involving over 4,000 volunteer eye care professionals in 90 countries. Using products that we provided without charge, these eye care professionals performed over 22,000 cataract procedures in 2005. We also conduct a patient assistance program in the United States, which provided ALCON® glaucoma and other ophthalmic pharmaceutical products to fulfill more than 58,000 requests in 2005.

Government Regulation

Overview

We are subject to comprehensive government controls governing the research, design, clinical and non-clinical development, manufacturing, labeling, advertising, promotion, safety and other reporting, storage, distribution, import, export, sale and marketing of our products in essentially all countries of the world. National health regulatory agencies generally require pre-approval of pharmaceuticals and medical devices prior to their entry into that country's marketplace. In addition, European Union Notified Bodies audit and govern applicable Quality Management System requirements, including ISO 13485:2003 and MDD 93/42/EC. The certifications obtained are accepted by Australia as well. Japan has also made recent changes by introducing requirements for quality management system regulations for medical device manufacturers. State and local laws also apply to our activities. This section summarizes the applicable regulations in the United States, European Union and Japan. Please also refer to "Risk Factors - Risks Related to Our Business and Industry - We are subject to extensive government regulation that increases our costs and could prevent us from selling our products."

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

In order for human clinical studies of a new drug to commence in the United States, an Investigational New Drug Application, or "IND", must be filed with the FDA; similar notifications are required in other countries. Informed consent must also be obtained from study participants. In general, studies may begin in the United States without specific approval by the FDA after a 30-day review period has passed. However, the FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. Studies are also subject to review by independent Institutional Review Boards ("IRB"), responsible for overseeing studies at particular sites and protecting human research study subjects. An IRB may prevent a study from beginning or suspend or terminate a study once initiated.

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

Following the completion of clinical trials, we thoroughly analyze the data to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, in the case of a drug product, a New Drug Application, or "NDA", is filed with the FDA along with proposed labeling for the product and information about the manufacturing processes and facilities that will be used to ensure product quality. Each NDA submission requires a substantial user fee payment for which the FDA has committed generally to review and make a decision concerning approval within 10 months, and of a new "priority" drug within six months. However, final FDA action on the NDA can take substantially longer and also may involve review and recommendations by an independent FDA advisory committee. The FDA can also refuse to file and review an NDA that it deems incomplete or not properly reviewable.

Before final action on a submission, the FDA may conduct a pre-approval inspection of our manufacturing facility to assess conformance to the current good manufacturing practice requirements and may also inspect sites of clinical investigators involved in our clinical development program to ensure their conformance to good clinical practices. The FDA may not approve an NDA, or may require revisions to the product labeling, require that additional studies be conducted prior to or as a condition of approval, or impose other limitations or conditions on product distribution, including, for example, adoption of a special risk management plan.

A different but similar application is used for biological products, and generally equivalent FDA review and approval procedures and requirements apply.

Generic drugs are approved through a different, abbreviated process. Generally an Abbreviated New Drug Application, or "ANDA", is filed with the FDA. The ANDA must seek approval of a drug product that has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use (labeling) as a so-called "reference listed drug" approved under an NDA with full supporting data to establish safety and effectiveness. Only limited exceptions exist to this ANDA sameness requirement, including certain limited variations approved by the FDA through a special petition process. The ANDA also generally contains limited clinical data to demonstrate that the product covered by the ANDA is absorbed in the body at the same rate and to the same extent as the reference listed drug. This is known as bioequivalence. In addition, the ANDA must contain information regarding the manufacturing processes and facilities that will be used to ensure product quality, and must contain certifications to patents listed with the FDA for the reference listed drug.

Special procedures apply when an ANDA contains certifications stating that a listed patent is invalid or not infringed, and if the owner of the patent or the NDA for the reference listed drug brings a patent infringement suit within a specified time, an automatic stay bars FDA approval of the ANDA for a specified period of time pending resolution of the suit or other action by the court. The first complete ANDA filed with the FDA that contains a certification challenging the patents listed with the FDA for a reference listed drug is also eligible to receive 180 days of exclusivity during which the FDA is prohibited from approving subsequent ANDAs. Certain aspects of these patent and related provisions have been the subject of changes by legislation and by FDA rulemaking in recent years. Among other things, these changes in the law affect what patents an NDA holder may submit to the FDA for listing, prevent the triggering of multiple automatic stays on FDA approval of an ANDA following initiation of patent infringement suits except in limited circumstances, require ANDA applicants with 180-day exclusivity to bring a product to market within certain prescribed deadlines or forfeit the exclusivity, and clarify or change other aspects of the operation of 180-day exclusivity.

As a general matter, the amount of testing and effort that is required to prepare and submit an ANDA is substantially less than that required for an NDA. Conducting the necessary formulation development work, performing the bioequivalence testing, and preparing the ANDA typically takes one to three years, although the time can be shorter or longer. FDA review and approval can take from less than one year to two years or longer.

In addition to the NDA and ANDA procedures, there is an additional approval mechanism known as a 505(b)(2) application. A 505(b)(2) application is a form of an NDA where the applicant does not have a right to reference all or some of the data being relied upon for approval. Under current regulations and FDA policies, 505(b)(2) applications can be used where the applicant is relying in part on published literature or on findings of safety or effectiveness in another company’s NDA. This might be done, for example, where the applicant is seeking approval for a new use for a drug that has already been approved for a different use or for a different formulation of the same drug that is already approved for the same use. The use of 505(b)(2) applications is the subject of ongoing legal controversy, and it is thus not clear what the permitted use of a 505(b)(2) application might be in the future.

Medical Device Development and Registration Process in the United States

Medical devices, including intraocular lenses and surgical equipment used in cataract procedures, vitreoretinal procedures and laser refractive surgery, are also subject to regulation in the United States by the FDA. Approval to market new device products is, in general, achieved by a process not unlike that for new pharmaceuticals, requiring submission of extensive pre-clinical and clinical evaluations in a new product application. The process of developing data sufficient to support a regulatory filing on a new device is costly and generally requires at least several years for completion.

In the United States, medical devices are classified by the FDA as Class I, Class II or Class III based upon the level of risk presented by the device. Class I devices present the least risk and are generally exempt from the requirement of pre-market review. Certain Class II devices are also exempt from pre-market review. Most Class II devices and certain Class III devices are marketed after submission of a pre-market notification under a process which is known as a 510(k) notification procedure. The pre-market notification must demonstrate that the proposed device is "substantially equivalent" to a legally marketed

"predicate device" which requires a showing that the device has the same intended use as the predicate device, and either has the same technological characteristics or has different technological characteristics that do not raise different questions of safety and effectiveness than the predicate device. A 510(k) submission is subject to a user fee payment. Class III devices and devices not substantially equivalent to a predicate device are subject to the most stringent regulatory review and cannot be marketed for commercial sale in the United States until the FDA grants approval of a Pre-Market Approval ("PMA") application for the device. The PMA filing is subject to a substantial user fee payment, and PMA supplement applications are also subject to user fees.

A PMA must contain proposed directions for use for the device, information about the manufacturing processes and facilities, technical information and reports of nonclinical laboratory studies of the device, clinical data demonstrating that the device is safe and effective for its intended use, and other information required by FDA. The FDA may refer a PMA for review by an advisory panel of outside experts for a recommendation regarding approval of the application. Clinical trials for a medical device must be conducted in accordance with FDA requirements, including informed consent from study participants, and review and approval by an IRB, and, additionally, FDA authorization of an Investigational Device Exemption application must be obtained for significant risk devices. The FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. The FDA may conduct a pre-approval inspection of our manufacturing facility, and also may inspect clinical investigators and clinical sites involved in our clinical trials program.

If the FDA's evaluation of a PMA is favorable, the FDA typically issues an "approvable letter" requiring the applicant to agree to comply with specific conditions, to supply specific additional data or information or to finalize the labeling, in order to secure final approval of the PMA application. Once the conditions contained in the approvable letter are satisfied, the FDA will issue a PMA order for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA order can include post-approval conditions that the FDA believes are necessary to ensure the safety and effectiveness of the device including, among other things, post-market studies or restrictions on labeling, promotion, sale, distribution and use. Products manufactured and distributed pursuant to a PMA are subject to extensive, ongoing regulation by the FDA. The FDA review of a PMA application generally takes one to two years from the date the application is accepted for filing but may take significantly longer.

Pharmaceutical and Medical Device Registration Outside the United States

European Union

In the European Union, our products are subject to extensive regulatory requirements, such as the CE mark for medical devices which, beyond the European Union, is recognized by markets such as Australia. As in the United States, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by regulatory agencies. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities.

In common with the United States, the various phases of pre-clinical and clinical research are subject to significant regulatory controls. The regulatory controls on clinical research in the European Union are now largely harmonized following the implementation of the Clinical Trials Directive 2001/20/EC. Compliance with the national implementations of this Directive has been mandatory from May 1, 2004. However, variations in the member state regimes continue to exist, particularly in the small number of member states that have yet to implement the Directive fully. In order to demonstrate safety and efficacy for the medical devices developed by the Company, the provisions of Med Dev 2.7.1 are fully implemented and Clinical Evidence is generated as either (a) investigational evidence, (b) literature data including publicly accessible information on comparable products from competitors, and/or (c) any experience reported to the Company in association with similar products already marketed. These data are introduced into the product development cycle for next-generation or new products and considered as part of design controls and risk management practices in place.

All member states currently require regulatory and institutional review board approval of interventional clinical trials. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

In the European Union, approval of new medicinal products can be obtained only through one of two processes:

• Mutual recognition or decentralized procedure. An applicant submits an application in European Union member states of its choosing, each referred to a concerned member state ("CMS"). The applicant then selects one of these states, known as the reference member state ("RMS"), to review its dossier and prepare an assessment report, a draft summary of product characteristics and a draft of the labeling and package leaflet. If the applicant already holds a national approval, it may request that the relevant national authority acts as its RMS. In either case, the RMS circulates these documents to all the CMSs. The CMSs then have 90 days within which to review the documents and raise objections. If no CMS objects, the RMS documents their agreement and closes the procedure. Each CMS, and the RMS if it has not already done so, must then grant national marketing authorizations within 30 days.

If a CMS objects to the product’s approval on the grounds of potential serious risk to public health within the 90-day period, it must communicate its detailed reasons to the applicant, the RMS and the other CMSs. The RMS will then refer the matter to a coordination group for a 60-day conciliation procedure, during which the applicant has a right to comment orally or in writing. If any disagreement remains, the issue is referred for binding resolution to the Committee for Medicinal Products for Human Use within the European Medicines Agency and ultimately a binding European Commission decision. The mutual recognition/decentralized processes result in separate national marketing authorizations in the RMS and each CMS.

• Centralized procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other "innovative medicinal products with novel characteristics." From November 20, 2005, the centralized procedure has also been mandatory for new chemical entities for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorder or diabetes. Under this procedure, an application is submitted to the European Medicines Agency. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee for Medicinal Products for Human Use. If this opinion is favorable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

The European Union expanded its membership by ten in May 2004 and several more countries are expected to join over the coming years. Several other European countries outside of the European Union, particularly those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

The European Union regulatory regime for most medical devices became mandatory in June 1998. Under this regime, a medical device may be placed on the market within the European Union if it conforms with certain "essential requirements." The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. To assist manufacturers in satisfying the essential requirements, the European Commission has requested the preparation of standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement. In addition, Alcon considers vertical standards wherever applicable and notates these in the applicable Essential Requirement Checklist for any given medical device intended for distribution in the European Union.

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

Manufacturers must comply with requirements for reporting adverse events and near incidents associated with medical devices. In addition, a process for reporting certain events has been established between the Company and its primary Notified Body (TUV PS, Germany, ID # 0123).

Japan

In Japan, our largest market outside of the United States, the regulatory process is also quite complex. Pre-marketing approval and clinical studies are required, as is governmental reimbursement approval for medical devices and pharmaceuticals. These requirements are comparable to those in the United States or in Europe.

     Historically, Japan required that all clinical data submitted in support of a new drug application be performed on Japanese patients. Since 1998, Japan has accepted United States or European Union patient data when submitted along with a "bridging" study, which demonstrates that Japanese and non-Japanese subjects react comparably to the product. This approach enables companies like ours to reduce the time to approval and introduction of new drugs into the Japanese market, and we are currently employing these approaches to petition for approval of new ocular drugs in Japan.

Medical devices are similarly classified into three categories, corresponding to the level of potential risks to the human life and health. The category with the lowest risk (Class I) may be marketed without product-specific approval, whereas products belonging to the other classes are required to file for marketing approval, often with clinical trial data.

The Japanese government has also announced its intention to introduce by 2006 a new proprietary data "exclusivity" period of up to eight years in order to protect the value of clinical data.

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

Advertising and Promotion

Drug and medical device advertising and promotion are subject to federal and state regulations. In the United States, the FDA regulates company and product promotion, including direct-to-consumer advertising. Violative materials may lead to FDA enforcement action. The FTC also has certain authority over medical device advertising. In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising. Some European Union member states also restrict the advertising of medical devices. The restrictions vary from state to state. Some subject only those medical devices that are reimbursed under state health care systems to specific advertising and promotion restrictions. Others restrict the advertising and promotion of devices for the treatment or diagnosis of certain listed conditions. In Japan, advertising and marketing of medical devices are subject to a government recommendation and industry self-regulations. Advertising of unapproved medical devices, for which pre-marketing approval is mandatory, is subject to criminal penalty.

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

In the European Union, medical device rules regulate lasers intended for medical purposes. Depending on the class and purpose of each laser, member states may also impose additional restrictions and controls, such as limitations on those entitled to use the products and the facilities where their use is permitted. Similarly, Japan’s medical device regulations cover laser products for medical treatment purposes, and the authorities do not allow the use of laser for esthetic purposes.

Other

Our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the FTC, the Department of Justice, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, and state and local governments. Among other laws and requirements, our post-approval manufacturing and promotion activities must comply with the Federal Food, Drug, and Cosmetic Act and the implementing regulations of the FDA, and we must submit post-approval reports required by these laws. We must file marketing authorization variations or supplemental applications with the FDA or other regulators and obtain their approval for labeling, manufacturing, and other product changes, depending on the nature of the changes. Our distribution of pharmaceutical samples to physicians must comply with applicable rules, including the Prescription Drug Marketing Act. Our sales, marketing and scientific/educational programs must comply with the medicines advertising and anti-bribery rules and related laws, such as anti-kickback provisions of the Social Security Act, the False Claims Act, the Veterans Healthcare Act, and similar state laws. Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Finally, certain jurisdictions have other trade regulations from time to time to which our business is subject such as technology or environmental export controls and political trade embargoes. Most European Union member states and Japan impose controls and restrictions that are similar in nature or effect.

Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.

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

We continue to obtain certifications under the internationally recognized environmental standard ISO 14001. Currently we have eight ISO 14001 certified operations. These include our European pharmaceutical manufacturing facilities in Puurs, Belgium, and Kaysersberg, France; our manufacturing and research and development operations in Barcelona, Spain; our U.S. surgical manufacturing facilities in Sinking Spring, Pennsylvania, Irvine, California and Fort Worth, Texas; and our research and development facilities and our corporate environmental affairs department in Fort Worth, Texas. The Company has also developed its own internal Alcon Environmental Management System based on the core elements of ISO 14001 and implemented this system at all of our other domestic and international manufacturing locations. Based upon our reviews and the outcome of local, state and federal inspections, we believe that our manufacturing facilities are in substantial compliance with all applicable environmental, health and safety requirements. We are not aware of any pending litigation or significant financial obligations arising from any alleged failure to comply with health and safety laws and regulations that are likely to have a material adverse impact on our financial position.

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

In the United States, debate over the reform of the health care system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs. Various states have adopted mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. New federal legislation, enacted in December 2003, has added an outpatient prescription drug benefit to Medicare, effective January 1, 2006. In the interim, Congress has established a discount drug card program for Medicare beneficiaries. Both benefits are provided primarily through private entities, which are attempting to negotiate price concessions from pharmaceutical manufacturers. While these negotiations increase pricing pressures, it is also possible that the new Medicare prescription drug benefit may increase the volume of pharmaceutical drug purchases, offsetting, at least in part, potential price discounts. The new law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, but some members of Congress are still pursuing legislation that would permit the United States government to use its enormous purchasing power to demand discounts from pharmaceutical companies thereby creating de facto price controls on prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include certain limitations on prescription drug prices. Further, the implementation by the Centers for Medicare & Medicaid Services of the new legislation is ongoing and could result in at least indirect government controls on pricing notwithstanding the non-interference provision in the law. The ultimate impact of these changes remains highly uncertain.

This focus on pricing has led to other adverse government action, and may lead to other action in the future. For example, in December 2003 federal legislation was enacted to change United States import laws and expand the ability to import lower priced versions of our and competing products from Canada and potentially elsewhere, where there are government price controls. These changes to the import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. No Secretary of Health and Human Services has determined to date that there is a basis to make such a certification. However, it is possible that the current Secretary or a subsequent Secretary could make the certification in the future. In addition, legislative proposals have been made to implement the changes to the import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may increase due to market and political forces, and the limited enforcement resources of the FDA, the Customs Service, and other government agencies. For example, numerous states and localities have proposed programs to facilitate Canadian imports, and some already have begun such a program, notwithstanding questions raised by the FDA about the legality of such actions. We expect that pressures on pricing and operating results will continue.

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

In Japan, the National Health Ministry biannually reviews the pharmaceutical reimbursement prices of individual products. In the past, these reviews have resulted in price reductions and the downward trend appears accelerating. For 2006, the Japanese government reduced the overall reimbursement rates by over 3% and reduced the drug reimbursement rates by 1.6%. Compensation for medical devices often takes the form of doctors’ fee. Although adding new technologies to the doctor’s compensation schedule has been possible only biannually, the latest rule allows additions of technologies using new medical devices to the schedule from time to time.

C.	ORGANIZATIONAL STRUCTURE

Alcon, Inc. is the parent holding company of the worldwide group of Alcon companies. It owns 100% of the common voting stock in Alcon Holdings Inc., the holding company for our U.S. operations. The U.S. operations include a diverse group of legal entities that perform manufacturing, selling, marketing, distribution, manufacturing and research functions. U.S. manufacturing is conducted by Alcon Manufacturing, Ltd. and Alcon RefractiveHorizons, Inc. Alcon Manufacturing, Ltd. has manufacturing operations in Texas, California, Pennsylvania, and West Virginia, while Alcon RefractiveHorizons, Inc. conducts its manufacturing operations in Florida. Alcon Laboratories, Inc. and Alcon RefractiveHorizons, Inc. perform the group’s U.S. selling, marketing, and distribution activities with physical locations in Texas, California, Maryland, Hawaii, and Florida. Alcon Laboratories, Inc. also maintains sales and technical service staff in almost all 50 states and the District of Columbia. U.S. research activities are performed by Alcon Research, Ltd. with operations primarily in Texas, California, and Florida. Falcon Pharmaceuticals, Ltd., with its headquarters in Texas, markets and distributes our generic products. Alcon Pharmaceuticals, Inc. is a distribution operation based in Nevada. The U.S. group also includes, TRICL (USA), Inc., a captive insurance company with its registered office in Vermont.

Alcon, Inc. directly or indirectly owns numerous other operating entities located throughout the world with significant presence in Europe, Japan, South America, Canada, and Australia. These international companies are primarily engaged in selling, marketing, and distribution activities; however, several international affiliates conduct manufacturing operations and a few maintain small research facilities. Major international affiliates include Alcon Pharmaceuticals Ltd. (Switzerland), S.A. Alcon-Couvreur N.V. (Belgium), Laboratoires Alcon S.A. (France), Alcon Pharma GmbH (Germany), Alcon Laboratories (U.K.) Limited (United Kingdom), Alcon Laboratorios Argentina S.A. (Argentina), Laboratorios Alcon de Colombia, S.A. (Colombia), Alcon Laboratorios, S.A. de C.V. (Mexico), Alcon Laboratorios do Brasil Ltda. (Brazil), Alcon Laboratories (Australia) Pty. Ltd. (Australia), Alcon Canada Inc. (Canada), and Alcon Japan Ltd. (Japan). Alcon, Inc. also owns all of the outstanding shares of (i) Trinity River Insurance Co. LTD., a captive insurance company with its registered office in Bermuda, and (ii) Alcon Capital and Investment Panama, S.A., an investment company with its registered office in Panama.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices and registered office are located at Bösch 69, P.O. Box 62, 6331 Hünenberg, Canton of Zug, Switzerland. The principal offices for our United States operations are located at 6201 South Freeway, Fort Worth, Texas 76134.

We believe that our current manufacturing and production facilities have adequate capacity for our medium-term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities. The FDA and other regulatory agencies regulate the approval for use of manufacturing facilities for pharmaceuticals and medical devices, and compliance with these regulations requires a substantial amount of validation time prior to start-up and approval. Accordingly, it is important to our business that we ensure we have sufficient manufacturing capacity to meet our future production needs. We presently anticipate expanding the capacity of six of our manufacturing facilities over the next two years. The "History and Development of the Company" at the beginning of this Item 4 provides additional discussion of capital expenditures underway.

The following table sets forth, by location, approximate size and principal use of our main manufacturing and other facilities at December 31, 2005:

Location	Approximate Size	Principal Use(s)	Owned/ Leased
	(sq. feet)
United States:
Fort Worth, Texas	1,553,000	Research and development, administrative buildings	Owned
Fort Worth, Texas	95,000	Warehouse	Leased
Fort Worth, Texas	337,000	Pharmaceutical, contact lens care and surgical solutions	Owned
Fort Worth, Texas	314,000	Pharmaceutical and small volume consumer products	Owned
Houston, Texas	352,000	Surgical (Custom Pak® and consumables)	Owned
Irvine, California	210,000	Surgical (electronic instruments and consumables),	Leased
		research and development
Huntington, West Virginia	151,000	Surgical (intraocular lenses)	Owned
Sinking Spring, Pennsylvania	165,000	Surgical (hand-held instruments and consumables)	Owned
Orlando, Florida	90,000	Surgical (refractive equipment), research and development	Leased
Elkridge, Maryland	110,000	Distribution warehouse	Leased
Reno, Nevada	79,000	Distribution warehouse	Leased

Outside of the United States:
Barcelona, Spain	437,000	Pharmaceutical, contact lens care, research and development	Owned
Puurs, Belgium	470,000	Pharmaceutical, contact lens care, surgical	Owned
		(viscoelastics and Custom Pak®), administrative
Kaysersberg, France	134,000	Pharmaceutical, contact lens care	Owned
Sao Paulo, Brazil	90,000	Pharmaceutical, contact lens care	Owned
Sao Paulo, Brazil	61,000	Administrative, warehouse	Leased
Cork, Ireland	28,000	Surgical (intraocular lenses)	Owned
Cork, Ireland	10,000	Surgical (intraocular lenses)	Leased
Schaffhausen, Switzerland	16,000	Surgical (microsurgical instruments)	Owned
Schaffhausen, Switzerland	21,000	Surgical (microsurgical instruments)	Leased
Mexico City, Mexico	44,000	Pharmaceutical, contact lens care	Owned
Mexico City, Mexico	84,000	Administrative building and warehouse	Owned
Beijing, China	6,500	Surgical (intraocular lenses and sutures)	Leased

In addition to these principal facilities, we have office facilities worldwide. These facilities are generally leased. In some countries, we lease or sublease facilities from Nestlé.

We believe that all of our facilities and our equipment in those facilities are in good condition and are well maintained.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We have no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received more than 180 days before the end of the fiscal year to which this annual report relates.

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

Overview of Our Business

General

Alcon, Inc. ("Alcon") and its subsidiaries (collectively, the "Company") develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé’s other businesses, and have grown our annual sales from $82 million to almost $4.4 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering ("IPO").

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

Market Environment

Demand for health care products and services is increasing in established markets as a result of aging populations and the emergence of new drug therapies and medical devices. Likewise, demand for health care products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards. As a result of these factors, health care costs are rising at a faster rate than macroeconomic growth in many countries. This faster rate of growth has led governments and other purchasers of health care products and services, either directly or through patient reimbursement, to exert pressure on the prices of health care products and services. These cost-containment efforts vary by market.

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 presents opportunities and challenges for pharmaceutical companies. Many states have also implemented more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations support increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on prescriptions written in 2005. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we continuously introduce medically advanced products that differentiate us from our competitors.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 puts additional pressure on policy makers to offset the cost increase of the prescription drug benefit by controlling budgets for reimbursement to surgical facilities. This may affect our industry's ability to maintain current pricing levels. New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries. We are preparing for this challenge by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost-effective when their higher costs are compared to their measurable benefits.

Outside of the United States, third-party payor reimbursement of patients and health care providers and prices for health care products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of health care costs is widespread, governments often require price reductions. The economic integration by European Union members and the introduction of the euro also have impacted pricing in these markets, as more affluent member countries are requesting prices for health care products and services comparable to those in less affluent member countries.

In most of the emerging markets in Latin America and Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, demand for our products in many developing countries has been rising.

In Japan, longer regulatory approval times impact the timing of marketing our pharmaceutical products there in comparison to other markets. In addition, the Japanese National Health Ministry reviews prices of individual pharmaceutical products and health services biannually. These reviews have resulted in price decreases including a 1% decline in overall drug reimbursement in 2004. Reductions in reimbursement levels put downward price pressure on products we supply.

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

Our translation risk exposures are principally to the euro, Japanese yen and Swiss franc. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, substantially all of our assets that are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits, while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits. We experienced positive currency impacts during 2005, 2004 and 2003. During 2004 and 2003, the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits. In 2005, while the U.S. dollar strengthened against most major currencies during the year, the average rate was still weaker compared to 2004 rates, creating a positive currency effect on our results. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

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

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions. We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside of the United States, we generally do not charge a technology fee, although we charge a technology fee when our LADARWave® CustomCornea® wavefront system is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

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

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. Except in 2005, the largest portion of these costs is salary for sales and marketing staff. In December 2005, as discussed further below and in note 16 to the consolidated financial statements, we recorded provisions totaling $248.7 million, including $245.5 million to selling, general and administrative expenses for certain patent litigation and for property damages to our operations in Hemel Hempstead, England.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. As part of the Company’s commitment to develop treatments for diseases, disorders and other conditions of the eye, we normally plan to spend approximately 10% of sales for research and development. During each of the years 2005, 2004 and 2003, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to acquisitions and the licensing of intangible assets. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2005 is estimated to decrease from $85.7 million in 2005 to $14.6 million in 2010.

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

Development of new products can be a long and expensive process. For example, the U.S. New Drug Application and European Marketing Authorisation Application ("MAA")for RETAANE® 15 mg anecortave acetate suspension were filed in the fourth quarter of 2004 for the treatment of the "wet" form of age-related macular degeneration ("AMD"). AMD frequently causes rapid loss of vision and is the leading cause of blindness in the United States and Europe in people over 50 years of age. In December 2005, we met with the United States Food and Drug Administration ("FDA") to review additional information the FDA had requested regarding our RETAANE® suspension submission. The FDA has since advised that at least one additional study will be required to confirm efficacy before approval can be granted. In March 2006, we withdrew our European MAA when it became evident that additional clinical data from current and/or new clinical trials would be required for approval. We plan to continue clinical development of RETAANE® suspension for the treatment of wet AMD in the United States, Europe and other key markets. We are also pursuing a separate indication for RETAANE® suspension, one that prevents the progression of the "dry" form of AMD to "wet" AMD. Phase III studies were initiated in 2004 and achieved the enrollment target at the end of 2005. These studies are expected to last up to four years.

Our ability to maintain profit margins on our products may be affected by a number of regulatory activities throughout the world, from restrictive medical reimbursements for managed care to reduced regulation for imports of pharmaceutical products from other countries to the United States. We monitor these regulatory activities and the effects on product pricing in our major markets. Where appropriate, we share information with applicable regulatory bodies on the cost of developing new products and the importance of pricing and return of investment as an incentive to develop new and more effective therapeutic treatments. We also monitor regulatory activities to identify initiatives that could undercut consumer protections by the introduction of nonregulated products into the U.S. distribution chain.

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

As indicated earlier, our industry is dependent on proprietary technology and we vigilantly strive to protect ours. From time to time, competitors challenge our intellectual property rights. Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware. AMO claimed the Company infringed AMO’s U.S. Patent Nos. 5,700,240 and 6,059,765, challenging certain features of the Company’s Infiniti® vision system and the Advantec® and Everest™ software upgrades to its Legacy® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

By an order entered December 16, 2005, the court ruled in favor of AMO and set damages at $213.9 million. In the final judgment entered January 20, 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorney’s fees and costs. We are appealing the decision and believe the Company has multiple legal and factual grounds to support its appeal. We also have filed a motion for a new trial.

Although the court granted AMO’s motion for an injunction, the court also granted the Company’s motion to stay the injunction pending the outcome of the appeal. Because the injunction was stayed by the court, the Company will be able to continue to sell and distribute Infiniti® vision systems and Infiniti® FMS cassettes during the appeals process. Under the court’s order, existing customers and customers who purchase or lease new Infiniti® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction.

Due to the District Court’s final judgment, the Company recorded in the fourth quarter of 2005 a provision of $240.0 million related to this litigation, although the Company will be appealing the decision. While this appeal is pending, the Company will continue to develop an alternative design of its Infiniti® FMS cassette, which management expects to have available in the first half of 2006.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company’s nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded pretax provisions totaling $8.7 million for the resulting write-offs and estimated costs of repairs. The Company was effectively self-insured through its captive insurance subsidiary for these losses and intends to seek recovery from the parties responsible for the fires and explosions; however, in accordance with Statement of Financial Accounting Standards No. 5, the Company has not recognized any amounts for such recovery.

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

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 104. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over- or understated.

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

Investments: The Company recognizes an impairment charge when the decline in the fair value of our investments below their cost is judged to be other than temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near term prospects of the investee, and our intent and ability to hold the investment for a period of time to allow for any anticipated recovery in market value. Our ongoing consideration of these factors could result in impairment charges in the future, which could adversely affect our net earnings.

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill and intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist, or at least annually for goodwill.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

•	significant underperformance relative to expected historical or projected future operating results;
•	significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;
•	significant negative industry or economic trends; and
•	significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangible assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting. Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense in the period in which it occurs.

Tax Liabilities: We are subject to income taxes in Switzerland, as well as the United States and most other foreign jurisdictions throughout the world. Significant judgment is required in evaluating our tax positions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination, assuming that all material tax risks are identified in the relevant examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

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

Pension and Other Employee Benefits: We must make certain assumptions in the calculation of the actuarial valuation of the Company-sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. Furthermore, our actuarial consultants also use subjective factors such as withdrawal and mortality rates. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 15 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales
	2005	2004	2003	2005	2004	2003
	(in millions, except percentages)
Sales:
United States	$2,195.4	$1,990.3	$1,785.9	50.3%	50.9%	52.4%
International	2,173.1	1,923.3	1,621.0	49.7	49.1	47.6

Total sales	4,368.5	3,913.6	3,406.9	100.0	100.0	100.0
Costs of goods sold	1,078.4	1,081.6	1,005.9	24.7	27.6	29.5

Gross profit	3,290.1	2,832.0	2,401.0	75.3	72.4	70.5
Selling, general and administrative*	1,594.7	1,237.3	1,112.5	36.4	31.6	32.6
Research and development	421.8	390.4	349.9	9.7	10.0	10.3
Gain on sale of plant	--	--	(8.2)	--	--	(0.2)
Amortization of intangibles	85.7	72.5	67.4	2.0	1.9	2.0

Operating income	1,187.9	1,131.8	879.4	27.2	28.9	25.8
Gain (loss) from foreign currency, net	0.7	(2.2)	2.0	--	--	0.1
Interest income	48.7	23.3	18.5	1.1	0.6	0.5
Interest expense	(38.8)	(26.9)	(41.8)	(0.9)	(0.7)	(1.2)
Other, net	4.4	(0.3)	--	0.1	--	--

Earnings before income taxes	1,202.9	1,125.7	858.1	27.5	28.8	25.2
Income taxes	271.9	253.9	262.7	6.2	6.5	7.7

Net earnings	$931.0	$871.8	$595.4	21.3%	22.3%	17.5%

*

In 2005, we recorded provisions totaling $248.7 million, including $245.5 million to selling, general and administrative expenses, for certain patent litigation and for property damages to our operation in Hemel Hempstead, England.

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

				As a % of Total Sales
	2005	2004	2003	2005	2004	2003
	(in millions, except percentages)
Alcon United States:
Pharmaceutical	$1,047.7	$941.3	$813.3	47.7%	47.3%	45.5%
Surgical	870.1	778.0	713.8	39.6	39.1	40.0
Consumer eye care	277.6	271.0	258.8	12.7	13.6	14.5

Total sales	$2,195.4	$1,990.3	$1,785.9	100.0%	100.0%	100.0%

Segment operating income(1)	$1,098.3	$925.4	$802.4	50.0%	46.5%	44.9%

Alcon International:
Pharmaceutical	$720.0	$601.3	$496.6	33.1%	31.3%	30.6%
Surgical	1,146.8	1,036.4	872.1	52.8	53.9	53.8
Consumer eye care	306.3	285.6	252.3	14.1	14.8	15.6

Total sales	$2,173.1	$1,923.3	$1,621.0	100.0%	100.0%	100.0%

Segment operating income(1)	$875.9	$700.0	$516.2	40.3%	36.4%	31.8%

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

					Change						Change
				Foreign	in					Foreign	in
				Currency	Constant					Currency	Constant
	2005	2004	Change	Change	Currency	(a)	2004	2003	Change	Change	Currency	(a)
	(in millions, except percentages)

Alcon United States:
Pharmaceutical	$1,047.7	$941.3	11.3%	--%	11.3%		$941.3	$813.3	15.7%	--%	15.7%
Surgical	870.1	778.0	11.8	--	11.8		778.0	713.8	9.0	--	9.0
Consumer eye care	277.6	271.0	2.4	--	2.4		271.0	258.8	4.7	--	4.7

Total sales	$2,195.4	$1,990.3	10.3	--	10.3		$1,990.3	$1,785.9	11.4	--	11.4

Alcon International:
Pharmaceutical	$720.0	$601.3	19.7	2.9	16.8		$601.3	$496.6	21.1	7.5	13.6
Surgical	1,146.8	1,036.4	10.7	1.7	9.0		1,036.4	872.1	18.8	8.5	10.3
Consumer eye care	306.3	285.6	7.2	2.9	4.3		285.6	252.3	13.2	6.7	6.5

Total sales	$2,173.1	$1,923.3	13.0	2.2	10.8		$1,923.3	$1,621.0	18.6	7.9	10.7

Total:
Pharmaceutical	$1,767.7	$1,542.6	14.6	1.1	13.5		$1,542.6	$1,309.9	17.8	2.9	14.9
Surgical	2,016.9	1,814.4	11.2	1.0	10.2		1,814.4	1,585.9	14.4	4.7	9.7
Consumer eye care	583.9	556.6	4.9	1.5	3.4		556.6	511.1	8.9	3.3	5.6

Total sales	$4,368.5	$3,913.6	11.6	1.1	10.5		$3,913.6	$3,406.9	14.9	3.8	11.1

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2005 reported amounts, calculated using 2004 monthly average exchange rates, to the actual 2005 reported amounts. The same process was used to compare 2004 to 2003. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2005 Compared to Year ended December 31, 2004

Sales

For the year ended December 31, 2005, the Company’s global sales increased 11.6% to $4,368.5 million over sales for 2004. Foreign currency impact was responsible for 1.1% of the increase in sales for the period. Excluding the effect of foreign exchange fluctuations, global sales would have grown by 10.5%, reflecting volume growth in most markets. Sales in the United States, Japan, Germany, Canada, Brazil, Spain and Mexico provided the majority of the growth in constant currency.

Alcon United States sales were 50.3% of global sales and increased 10.3% to $2,195.4 million in the year ended December 31, 2005 compared to $1,990.3 million in 2004. Alcon International sales were 49.7% of global sales and increased 13.0% (10.8% in constant currency) to $2,173.1 million in the year ended December 31, 2005 from $1,923.3 million in 2004.

				Foreign	Change in
				Currency	Constant
PRODUCT SALES	2005	2004	Change	Change	Currency(a)
	(in millions, except percentages)

Infection/inflammation	$639.9	$572.7	11.7%
Glaucoma	621.4	526.3	18.1
Allergy	357.5	321.4	11.2
Otic	211.9	171.3	23.7
Other pharmaceuticals/rebates	(63.0)	(49.1)	*

Total Pharmaceutical	1,767.7	1,542.6	14.6	1.1%	13.5%

Intraocular lenses	676.3	583.9	15.8
Cataract/vitreoretinal	1,284.4	1,167.7	10.0
Refractive	56.2	62.8	(10.5)

Total Surgical	2,016.9	1,814.4	11.2	1.0	10.2

Contact lens disinfectants	296.7	298.9	(0.7)
Artificial tears	170.8	141.5	20.7
Other	116.4	116.2	0.2

Total Consumer Eye Care	583.9	556.6	4.9	1.5	3.4

Total Global Sales	$4,368.5	$3,913.6	11.6	1.1	10.5

*	Not Meaningful
(a)

Change in constant currency is determined by comparing adjusted 2005 reported amounts, calculated using 2004 monthly average exchange rates, to the actual 2004 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical

Global sales of our pharmaceutical products increased 14.6% (13.5% in constant currency) to $1,767.7 million in the year ended December 31, 2005. Sales of key products contributed to significant growth in all major therapeutic categories.

Sales of products for treatment of infections and inflammation increased 11.7% during the year ended December 31, 2005. This increase reflects the introduction of NEVANAC™ ophthalmic preparations during the fourth quarter of 2005, sales growth of TobraDex® ophthalmic suspension and ointment, and higher sales of the Company’s fluoroquinolone anti-infectives. Sales of Vigamox® ophthalmic solution, our newest anti-infective drug, increased 39.6% primarily due to increased sales in the United States as physicians continued to convert from older fluoroquinolones, including Ciloxan® ophthalmic solution and ointment, to the newer class of fluoroquinolones. Global sales of branded fluoroquinolone anti-infectives (Vigamox® and Ciloxan®) increased 8.2% in the year ended December 31, 2005 compared to the same period in 2004. Sales of Ciloxan® were lower because the United States patent for this product expired in June 2004. Falcon, Alcon’s generic subsidiary, introduced its own version of Ciloxan® in May 2004 to capture a share of these conversions to the generic form of the product. However, these sales of the generic product were at a much lower price. (Vigamox® is licensed to Alcon by Bayer AG.)

In August 2005, the FDA approved our new drug application for NEVANAC™ (nepafenac ophthalmic suspension) 0.1% for the treatment of pain and inflammation associated with cataract surgery. The approval came after a priority six-month review. NEVANAC™ contains a novel prodrug that rapidly penetrates ocular tissues. It is the first ophthalmic non-steroidal anti-inflammatory prodrug to receive FDA approval. The United States commercial launch of NEVANAC™ began in September 2005.

Our line of glaucoma products continued to show sales growth. Travatan® ophthalmic solution, our prostaglandin analogue, continued its global expansion with a 37.8% increase in sales for the year ended December 31, 2005. Travatan® is now sold in more than 100 markets. During the same period, Azopt® ophthalmic suspension, the Company’s topical carbonic anhydrase inhibitor (TCAI), posted a 21.1% sales increase largely from growth in our International markets.

Global sales of our key allergy product, Patanol® ophthalmic solution, grew 12.2% in the year ended December 31, 2005. U.S. sales of Patanol® increased 10.0% in the year ended December 31, 2005 over 2004, despite increased competitive product sampling. Patanol®, sold in Europe as Opatanol® ophthalmic solution, generated International sales representing a 31.7% increase over 2004. We have continued to launch Patanol® in additional countries in 2005 and the product is now sold in more than 75 countries. Sales growth in existing Alcon International markets was responsible for a major portion of the International growth along with the introduction of Patanol® in new countries.

Our offering of otic products achieved the strongest growth rate, 23.7%, within the pharmaceutical line. U.S. sales of Ciprodex® otic suspension were responsible for the increase in otic products sales during 2005. Ciprodex® otic is approved for treatment of middle ear infections in children with ear tubes and outer ear infections. (Ciprodex® is a trademark of Bayer AG, licensed to Alcon by Bayer AG.)

Surgical

Global sales of our surgical products grew 11.2% (10.2% in constant currency) to $2,016.9 million in the year ended December 31, 2005. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, provided this growth, which was offset by decreased sales of our refractive products.

Sales of AcrySof® intraocular lenses increased 16.8% in the year ended December 31, 2005. This increase reflected continued growth in the market and in our market share, as well as the conversion from lower-priced AcrySof® lenses to premium-priced products, such as the AcrySof® Natural intraocular lens, the AcrySof® IQ aspheric intraocular lens and the AcrySof® ReSTOR® intraocular lens.

The AcrySof® ReSTOR® was approved by the FDA in March 2005. The AcrySof® ReSTOR® is the first and only apodized diffractive intraocular lens for cataract patients with and without presbyopia, providing patients with a full range of quality vision (near, intermediate and distance), and greatly reducing their reliance on glasses. In May 2005, the Centers for Medicare and Medicaid Services clarified its payment rules for presbyopia-correcting intraocular lenses that provide restoration of distance, near and intermediate vision with less dependency on eyeglasses or contact lenses following cataract surgery. Prior to this ruling, limitations on Medicare payment and market pricing for presbyopia-correcting intraocular lenses effectively would have prevented beneficiaries from having these lenses implanted. Under the new policy, Medicare will continue existing reimbursement amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges for refractive services and presbyopia-correcting intraocular lenses such as the AcrySof® ReSTOR®. Sales of AcrySof® ReSTOR® increased to $54.2 million in 2005, largely due to its U.S. launch in May 2005. U.S. sales of AcrySof® ReSTOR® were $35.3 million, while sales outside the United States were $18.9 million.

Total sales of cataract equipment increased 26.2%. Sales of vitreoretinal surgical disposables increased 18.7% and, along with a 21.1% increase in vitreoretinal surgical equipment sales, produced an 18.7% increase in vitreoretinal product sales.

As discussed in note 16 to the consolidated financial statements, the Company has been a defendant in a lawsuit alleging infringement of two patents owned by AMO. The patent infringement suit by AMO challenged only certain features of Alcon’s Infiniti® vision system and the Advantec® and Everest™ software upgrades to Alcon’s Legacy® cataract system. AMO requested a permanent injunction to prevent the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

Although the court granted AMO’s motion for an injunction in December 2005, the court also granted the Company’s motion to stay the injunction pending the outcome of our appeal. Because the injunction was stayed by the court, the Company will be able to continue to sell and distribute Infiniti® vision systems and Infiniti® FMS cassettes during the appeals process. Under the court’s order, existing customers and customers who purchase or lease new Infiniti® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction. While the appeal is pending, the Company will continue to develop an alternative design of its Infiniti® FMS cassette, which management expects to have available in the first half of 2006.

Refractive sales declined 10.5% for the year ended December 31, 2005. Technology fees related to the use of Alcon's CustomCornea® wavefront system increased 11.5% in 2005 over 2004. However, total refractive technology fees declined by 2.2% and sales of refractive equipment declined in 2005 compared to 2004 as sales of the LADARWave® wavefront system declined.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 4.9% (3.4% in constant currency) to $583.9 million in the year ended December 31, 2005.

Sales of our contact lens disinfectants decreased 0.7% in the year ended December 31, 2005 compared to 2004, due to lower sales of older generation contact lens care products and decreased private label sales. Sales growth of OPTI-FREE® EXPRESS® multi-purpose disinfecting solution in 2005 offset much of this decrease.

Sales of our artificial tears products grew 20.7% over the same period. Higher sales of Systane® lubricant eye drops accounted for approximately 85% of the growth. More than half of the sales growth for Systane® came from International markets reflecting the introduction of the product in additional markets during 2005, as well as growth in current markets. Higher sales of Tears Naturale® lubricant eye drops in International markets provided the remaining growth.

Gross Profit

Gross profit increased 16.2% to $3,290.1 million in the year ended December 31, 2005 from $2,832.0 million in the same period in 2004. Gross profit increased as a percent of sales to 75.3% in the same period from 72.4% in 2004. This increase was due to reduced royalties, variations in product sales mix, price increases of certain products, and the impact of currency fluctuations on sales and cost of goods sold. This increase also resulted from production efficiencies throughout most of our manufacturing facilities.

As discussed below, during the year ended December 31, 2005, the Company restructured the payment obligations under certain license agreements that provided for future royalties. A result of these transactions was to reduce royalty expense by $40.3 million in the year ended December 31, 2005 compared to the prior year.

As discussed earlier, during the year ended December 31, 2005, the Company recorded provisions for losses related to property damages in the United Kingdom. The impact on gross margin was minimal, reducing it by 0.1% of sales.

Operating Expenses

Selling, general and administrative expenses increased 28.9% to $1,594.7 million in the year ended December 31, 2005. Selling, general and administrative expense as a percentage of sales increased to 36.5% from 31.6%. Included in 2005 selling, general and administrative expenses are provisions of $240.0 million related to the patent infringement litigation and

$5.5 million related to the United Kingdom property damages. Excluding this impact, selling, general and administrative expenses would have declined to 30.9% of sales. This decrease reflected the continued operating efficiencies gained from the Company’s global infrastructure and cost control.

Research and development expenses declined to 9.7% of sales in the year ended December 31, 2005 from 10.0% in the same period of 2004. The expenses in 2005 of $421.8 million represented an 8.0% increase over the same period in 2004. Research and development expenses represent a continued investment across all products lines.

Amortization of intangibles increased to $85.7 million in the year ended December 31, 2005, from $72.5 million in 2004. During the years ended December 31, 2005 and 2004, the Company restructured the payment obligations under certain license agreements that provided for future royalties, converting a portion of the variable payments into fixed amounts. The amortization of the new fixed amounts for these licenses added $14.6 million to amortization of intangibles for the year ended December 31, 2005.

Operating Income

Operating income increased 5.0% to $1,187.9 million in the year ended December 31, 2005 from $1,131.8 million in 2004. Operating income decreased to 27.2% of sales in the year ended December 31, 2005 from 28.9% in 2004. Included in 2005 operating income are provisions of $240.0 million related to the patent infringement litigation and $8.7 million related to the United Kingdom property damages. Excluding these provisions, operating income would have increased 26.9% and increased to 32.9% of sales. This increase in 2005 reflects an increase in gross profit that significantly exceeded increases in operating expenses.

Alcon United States business segment operating income increased 18.7% to $1,098.3 million, or 50.0% of sales, in the year ended December 31, 2005 from $925.4 million, or 46.5% of sales, in 2004. Operating income in 2005 improved as a result of sales volume gains, product mix and lower royalties. Expanded promotion and marketing expenses and increased distribution costs offset a portion of these gains.

Alcon International business segment operating income increased 25.1% to $875.9 million, or 40.3% of sales, in the year ended December 31, 2005 from $700.0 million, or 36.4% of sales in 2004. In 2005, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. In 2005, other general corporate expenses include the impact of the provisions for the patent infringement litigation and the United Kingdom property damages.

Interest and Other Expenses

Interest income increased 109.0% to $48.7 million in the year ended December 31, 2005 from $23.3 million in 2004. This increase resulted from increased investment balances as well as from increased rates of return. Interest expense increased 44.2% to $38.8 million in the year ended December 31, 2005 from $26.9 million in 2004, resulting from higher short term interest rates, offset slightly by reduced average outstanding debt during the year.

Income Tax Expense

Income tax expense increased 7.1% to $271.9 million in the year ended December 31, 2005, from $253.9 million in 2004. Income tax expense for the year ended December 31, 2004 included a current benefit of $57.6 million due to the filing of amended federal income tax returns for prior years claiming research tax credits and the resolution of several significant audit issues. The increase in tax expense from 2004 to 2005 resulted primarily from a combination of increased pretax earnings in 2005 offset by a benefit from funding a larger percentage of research and development in the United States, changes in estimated reserve levels, and the $57.6 million current benefit in 2004 previously mentioned.

The resulting effective tax rate was 22.6% in the year ended December 31, 2005, the same rate as in 2004. Income tax expense for the year ended December 31, 2005 also included current benefits resulting from the settlement of audits in various jurisdictions and adjustments to reserves reflecting new data concerning the assessment of tax risks in various jurisdictions. Excluding the impact of the patent infringement litigation, the United Kingdom property damages and the aggregate current tax benefits resulting from the settlement of audits, the effective tax rate (the "Base Rate") for the year ended December 31, 2005 was 25.1%, compared to a Base Rate of 27.8% for the year ended December 31, 2004. The Base Rate improvement primarily reflects a shift of income to jurisdictions with lower tax rates and the benefit of funding a larger percentage of research and development in the United States.

The effective tax rates for the periods reflected the following elements:

	Years ended December 31,

	2005	2004

Effective Base Rate	25.1%	27.8%
Tax impact of prior year audit settlements, amended returns and
adjustments to estimates	(3.6)	(0.1)
Research and experimentation credits and audit settlements	--	(5.1)
Effect of recording provisions for patent infringement litigation and
United Kingdom property damages in higher tax rate jurisdictions	1.1	--

Effective tax rate	22.6%	22.6%

Base Rate is a non-GAAP measure presented to provide a better comparison of income taxes on current earnings between years.

We plan to continue to fund more of our research and development in the U.S. rather than elsewhere in 2006 and the following years. This strategy results from the evolving nature of our research and development focus to more retinal and glaucoma pharmaceutical products and the expected evolution of tax laws and tax enforcement which reduce the benefit of owning intellectual property outside the United States. We expect this to decrease our Base Rate by approximately 2.5% to 3.5% in 2006 primarily by increasing our U.S. tax deduction for research and development. We expect further declines in our effective tax rate in 2007 and 2008 of approximately 4% to 5% in the aggregate, at which point it should remain relatively stable for the remainder of the decade (excluding any extraordinary events).

Net Earnings

Net earnings increased 6.8% to $931.0 million in the year ended December 31, 2005 from $871.8 million in 2004. This increase resulted from an increase in gross profit that exceeded increases in operating expenses. Excluding the impact of the patent infringement suit and the United Kingdom property damages, net income would have increased 39.9% to $1,138.7 million (26.1% of sales) in 2005 over $814.2 million (20.8% of sales), excluding the $57.6 million of tax benefits discussed above, in 2004.

The table below provides a reconciliation of the reported statement of earnings to the non-GAAP information provided throughout this discussion:

	Year ended December 31, 2005
		Non-GAAP Adjustments		Non-GAAP
	Reported	Patent Litigation	Damages	Adjusted

Sales	$4,368.5	$--	$--	$4,368.5
Cost of goods sold	1,078.4	--	(3.2)	1,075.2

Gross profit	3,290.1	--	3.2	3,293.3

Selling, general and administrative	1,594.7	(240.0)	(5.5)	1,349.2
Research and development	421.8	--	--	421.8
Amortization of intangibles	85.7	--	--	85.7

Operating income	1,187.9	240.0	8.7	1,436.6

Other income (expense):
Gain (loss) from foreign currency, net	0.7	--	--	0.7
Interest income	48.7	--	--	48.7
Interest expense	(38.8)	--	--	(38.8)
Other, net	4.4	--	--	4.4

Earnings before income taxes	1,202.9	240.0	8.7	1,451.6

Income taxes	271.9	43.3	(2.3)	312.9

Net earnings	$931.0	$196.7	$11.0	$1,138.7

Selected ratios as percent of sales

Selling, general and administrative	36.5%	(5.5)%	(0.1)%	30.9%
Operating income	27.2	5.5	0.2	32.9
Net earnings	21.3	4.5	0.3	26.1

Other selected financial ratios

% operating income growth	5.0			26.9
% net earnings growth	6.8			39.9

	Year ended December 31, 2004
	Non-GAAP Adjustment
		Income Tax	Non-GAAP
	Reported	Benefits	Adjusted
	(in millions, except percentages)

Operating income	$1,131.8	$--	$1,131.8
Net earnings	871.8	57.6	814.2
Net earnings as percent of sales	22.3%	1.5%	20.8%

The adjusted items in 2005 above related to an unfavorable court judgment and damages to the Company’s United Kingdom facility in 2005. The 2004 adjustment reverses the income tax benefits of amended returns and resolution of tax audits totaling $57.6 milliion. These adjusted numbers are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. We present these non-GAAP measures to improve the comparability and consistency of financial results of our core business activities and to enhance the overall understanding of the Company’s performance and future prospects. Growth rates reflect performance versus the same period in the prior year.

Year ended December 31, 2004 Compared to Year ended December 31, 2003

Sales

For the year ended December 31, 2004, the Company’s global sales increased 14.9% to $3,913.6 million over sales for 2003. The strength of foreign currencies, particularly the euro and the Japanese yen against the U.S. dollar, was responsible for a 3.8% increase in sales for the period. Excluding the effect of foreign exchange fluctuations, global sales would have grown by 11.1%, reflecting volume growth in most markets. Sales in the United States, Japan, Brazil, Canada, Germany, France, Spain, the United Kingdom, Italy, Australia and Russia provided the majority of the growth in constant currency.

				Foreign	Change in
				Currency	Constant
PRODUCT SALES	2004	2003	Change	Change	Currency(a)
	(in millions, except percentages)

Infection/inflammation	$572.7	$517.9	10.6%
Glaucoma	526.3	432.4	21.7
Allergy	321.4	276.6	16.2
Otic	171.3	122.9	39.4
Other pharmaceuticals/rebates	(49.1)	(39.9)	*

Total Pharmaceutical	1,542.6	1,309.9	17.8	2.9%	14.9%

Intraocular lenses	583.9	498.6	17.1
Cataract/vitreoretinal	1,167.7	1,017.0	14.8
Refractive	62.8	70.3	(10.7)

Total Surgical	1,814.4	1,585.9	14.4	4.7	9.7

Contact lens disinfectants	298.9	282.2	5.9
Artificial tears	141.5	117.3	20.6
Other	116.2	111.6	4.1

Total Consumer Eye Care	556.6	511.1	8.9	3.3	5.6

Total Global Sales	$3,913.6	$3,406.9	14.9	3.8	11.1

*	Not Meaningful
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

Sales of products for treatment of infections and inflammation increased 10.6% during the year ended December 31, 2004. This increase was driven by higher sales of TobraDex®, our successful combination drug, and higher sales of the Company’s fluoroquinolone anti-infectives. Our combined sales of fluoroquinolone anti-infectives grew by 14.3% in the year ended December 31, 2004. Since the launch of Vigamox® in May 2003, the fourth generation fluoroquinolone has continued to increase in market share. U.S. physicians have rapidly converted to Vigamox® from third generation fluoroquinolones, including Ciloxan® whose U.S. patent expired in June 2004. At the time the patent for Ciloxan® expired, approximately 63% of Ciloxan® prescriptions in the United States had been converted to Vigamox®. Sales of Ciloxan® continued to increase in International markets while sales of Vigamox® were mainly in North America. Ciloxan® was sold in more than 100 markets while sales of Vigamox® were recorded in less than ten markets during 2004. (Vigamox® is licensed to Alcon by Bayer AG.)

Our line of glaucoma products continued to show strong sales growth. Travatan®, our prostaglandin analogue, continued its global expansion with a 48.6% increase in sales for the year ended December 31, 2004. Travatan® was sold in more than 90 markets during 2004. During 2004, Azopt®, the Company’s topical carbonic anhydrase inhibitor, posted a 38.7% sales increase largely from growth in our International markets.

Global sales of our key allergy product, Patanol®, grew 17.9% in the year ended December 31, 2004. U.S. sales of Patanol® increased 14.0% in the year ended December 31, 2004 over 2003, despite less severe allergy seasons in 2004 and increased competitive product sampling. Patanol®, sold in Europe as Opatanol®, generated International sales representing a 70.7% increase over 2003. Opatanol® was first introduced in selected European markets during the first quarter of 2003. We have continued to launch Patanol® in additional countries in 2004 and the product was sold in more than 60 markets during 2004. These launches in additional countries represented a major part of the growth in Alcon International sales of Patanol®. In addition, market share continued to increase in existing Alcon International markets.

Our offering of otic products achieved the strongest growth rate, 39.4%, within the pharmaceutical line. U.S. sales of Ciprodex® otic, approved in July 2003 by the FDA, were responsible for the increase in otic products sales during 2004. Ciprodex® otic is approved for treatment of middle ear infections in children with ear tubes and outer ear infections. (Ciprodex® is a trademark of Bayer AG, licensed to Alcon by Bayer AG.)

Surgical

Global sales of our surgical products grew 14.4% (9.7% in constant currency) to $1,814.4 million in the year ended December 31, 2004. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, provided this growth, which was offset by decreased sales of our refractive products.

Sales of intraocular lenses increased 17.1% in the year ended December 31, 2004. AcrySof® Natural intraocular lenses, which filter both ultraviolet and blue light, were approved by the FDA in June 2003 and continue to be the key to this sales growth. Emerging clinical evidence links retinal damage with high frequency blue light. Intraocular lens sales increased outside the United States by 20.1% in the year ended December 31, 2004, with incremental sales contribution from the rapidly growing AcrySof ® Natural lens and continued sales growth in other single-piece intraocular lenses.

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

In late June 2004, the FDA approved an expansion of the treatment range for our customized wavefront-guided LASIK procedure, CustomCornea® wavefront system. This expansion of indications was critical in increasing the number of procedures performed using the technology of CustomCornea®. During the year ended December 31, 2004, approximately 36% of procedures with LADARVision® in the United States used the CustomCornea® wavefront system compared to approximately 18% in 2003.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 8.9% (5.6% in constant currency) to $556.6 million in the year ended December 31, 2004.

Sales of our contact lens disinfectants grew by 5.9% in the year ended December 31, 2004 compared to 2003, due primarily to improved sales of OPTI-FREE® EXPRESS® multi-purpose disinfecting solution, which increased by 6.9%. Sales of OPTI-FREE® (an older formulation multi-purpose disinfecting solution) increased 9.6% in the year ended December 31, 2004, due to strong performance in International markets. Reduced sales of older generation contact lens care products and decreased private label sales offset this increase.

Our line of artificial tears products grew 20.6% during the year ended December 31, 2004 over 2003. Strong performance by Systane® accounted for the majority of the growth. Higher sales of Tears Naturale® outside the United States provided most of the remaining growth.

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

Operating Expenses

Selling, general and administrative expenses increased 11.2% to $1,237.3 million in the year ended December 31, 2004. Selling, general and administrative expense as a percentage of sales improved to 31.6% from 32.6%. This improvement resulted from leveraging our Company’s global infrastructure and continued operating efficiencies gained from cost control offset in part by expansion of the sales force and by pre-launch expenses related to RETAANE® suspension and to AcrySof® ReSTOR® lenses. Selling, general and administrative expenses in 2003 included the launch expenses of Ciprodex® otic, AcrySof® Natural, Infiniti®, Vigamox®, LADARWave® and Opatanol®.

Research and development expenses of $390.4 million in the year ended December 31, 2004 increased 11.6% over 2003. The growth primarily represents costs related to the development of 2004 product submissions (in the therapeutic areas of age-related macular degeneration and nasal allergy) and the licensing of a new compound. Research and development expenses declined to 10.0% of sales from 10.3% of sales in 2003.

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

Interest and Other Expenses

Interest income increased 25.9% to $23.3 million in the year ended December 31, 2004 from $18.5 million in 2003. This increase resulted primarily from higher investment rates in 2004. Interest expense decreased 35.6% to $26.9 million in the year ended December 31, 2004 from $41.8 million in 2003, resulting from slightly lower short term interest rates and reduced debt.

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

Sales by Quarter

The following table sets forth our sales by quarter for the last three years.

	Unaudited
	2005	2004	2003
	(in millions)
First	$1,070.5	$963.6	$807.1
Second	1,172.0	1,039.2	925.4
Third	1,071.1	958.1	822.7
Fourth	1,054.9	952.7	851.7

Total	$4,368.5	$3,913.6	$3,406.9

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

Liquidity and Capital Resources

Cash, Debt and Liquidity

At December 31, 2005, the Company reported cash and cash equivalents of $1,457.2 million, total debt of $1,083.4 million and consolidated shareholders’ equity of $2,556.1 million. The net cash balance (cash and cash equivalents minus total debt) improved $268.4 million during 2005 to $373.8 million as the Company continued to generate significant cash flow from operations.

Although net cash and the change in net cash are not U.S. GAAP defined measures, management believes that the evolution of net cash is important to understanding the Company’s cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere. Net cash is calculated as follows:

	December 31,	December 31,
	2005	2004
	(in millions)
NET CASH

Cash and cash equivalents	$1,457.2	$1,093.4

Short term borrowings	1,021.5	911.6
Current maturities of long term debt	5.9	4.5
Long term debt	56.0	71.9

Total debt	1,083.4	988.0

Net cash	$373.8	$105.4

In February 2005, the Company transferred $200.2 million to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2005, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $22.4 million, short term investments of $62.5 million and long term investments of $146.9 million less obligations to settle investment purchases of $23.1 million), which were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

Cash Flows

During the year ended December 31, 2005, the Company generated operating cash flow of $1,235.0 million. Most of the operating cash flow was used for the purchase of Alcon common shares, for dividends on common shares as discussed under "Financing Activities," and for purchases of available-for-sale investments and capital expenditures, including improvements in our manufacturing facilities and research and development facilities.

Financing Activities

During the year ended December 31, 2005, we borrowed $123.9 million in short term borrowings to finance a portion of our capital expenditures during the year. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

Since the IPO, the board of directors has approved the purchase of up to 15,000,000 Alcon common shares, including 5,000,000 approved in February 2006, mainly to satisfy the exercise of share options granted to employees in 2004, 2005 and in February 2006. The most recent approval is intended primarily to offset the dilution caused by the issuance of new common shares for exercises of options granted in 2002 and 2003. Since the IPO, we have purchased 8.1 million treasury shares (including 3.7 million treasury shares in 2005) for $670.2 million (including $391.9 million in 2005). We expect to issue new common shares from conditional capital for the exercise of options held by employees that became exercisable in 2005 and are scheduled to become exercisable in 2006. The board of directors may propose to shareholders, at their May 2, 2006 annual general meeting, the cancellation of a portion of the Alcon common shares that will have been purchased in 2006 and the corresponding reduction in share capital of Alcon.

In March 2005, almost 6.3 million employee stock options granted in 2002 became exercisable. During 2005, almost 4.6 million options were exercised, providing proceeds of $153.1 million. In 2006, approximately 4.9 million employee stock options are scheduled to become exercisable.

In May 2005, we paid cash dividends of $302.0 million (CHF 1.18 per common share, or approximately $0.99 per common share). The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect, based on 2005 results of operations, to declare a dividend of CHF 1.68 per common share, or approximately $1.29 per common share, totaling an estimated $399 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on May 2, 2006, will be paid on or about May 19, 2006.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2005 was $382.3 million, including cash paid for intangible assets at a cost of $43.2 million. Our annual capital expenditures over the last three years were $162.2 million in 2005, $146.2 million in 2004 and $157.9 million in 2003, principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.

We completed the conversion of the manufacturing facility in Cork, Ireland, to an intraocular lens manufacturing plant in 2005 and also purchased the manufacturing building there. As anticipated, the facility has commenced manufacturing some styles of intraocular lenses for the European market. In 2005, additional expenditures were made to upgrade our manufacturing facilities in Puurs, Belgium, Houston, Texas, Huntington, West Virginia, and Fort Worth, Texas. We had capital expenditure commitments of $33.6 million at December 31, 2005. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

During 2005, we invested $180.6 million in available-for-sale investments while also acquiring $213.3 million in trading securities. Total investments (short term and long term) are reflected in the consolidated balance sheet at a fair value of $532.5 million as of December 31, 2005 as compared with $138.2 million as of December 31, 2004. See note 4 to the consolidated financial statements. During the year ended December 31, 2005, the Company invested in a combination of debt, equity, and other investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters. These investments are primarily denominated in U.S. dollars.

Contractual Obligations

	Payments Due by Period
		1 Year	2-3	4-5	More than
	Total	or Less	Years	Years	5 Years
	(in millions)
Long term debt	$61.9	$5.9	$7.0	$3.0	$46.0
Operating leases	189.9	44.8	55.6	30.9	58.6
Purchase obligations	44.7	17.0	18.6	6.9	2.2
Other long term liabilities	332.1	30.7	40.7	46.7	214.0
Total contractual obligations	$628.6	$98.4	$121.9	$87.5	$320.8

Off-Balance Sheet Arrangements

The Company has obligations under certain guarantees, letters of credit, indemnifications and other contracts that contingently require the Company to make payments to guaranteed parties upon the occurrence of specified events. The Company believes the likelihood is remote that material payments will be required under these contingencies, and that they do not pose potential risk to the Company’s future liquidity, capital resources and results of operations. See the notes to the consolidated financial statements for further descriptions and discussions regarding the Company’s obligations.

We acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

These arrangements are not material individually. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same year, the aggregate charge to expense could be material to the results of operations in any one period. The inherent risk in pharmaceutical development makes it unlikely that this will occur, as the failure rate for products in development is very high. In addition, these arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

Capital Resources

We expect to meet our current liquidity needs, including the estimated $399 million dividend payment subject to shareholder approval, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements, including the costs of the patent litigation judgment if our appeal fails to be successful, through our operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted as compared to expectations.

Credit and Commercial Paper Facilities

As of December 31, 2005, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2005, $709.9 million of the commercial paper was outstanding at an average interest rate of 4.2% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($42.6 million) maturing in 2011, arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The total of these fees paid to Nestlé for the years ended December 31, 2005, 2004 and 2003 were $0.5 million, $0.8 million and $4.1 million, respectively. The loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $343.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2005, $86.5 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $633.8 million under which there was an aggregate outstanding balance of $225.1 million at December 31, 2005. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($227.7 million); Mizuho Bank ($72.4 million); FORTIS ($44.5 million); Mitsui-Sumitomo Bank ($72.4 million); Tokyo Mitsubishi Bank ($25.6 million); and UFJ Bank ($25.6 million). Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 2.9% at December 31, 2005.

Market Risk

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At December 31, 2005, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the United States to represent in the aggregate approximately 16% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount range from $50,000 to $350,000. We conduct credit analysis of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 19 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use foreign currency derivative financial instruments as risk management tools.

We use currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged. A number of these contracts are executed through Nestlé to take advantage of their expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment." This statement revised SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." This revision requires that the Company recognize in the statement of earnings the grant-date "fair value" of stock options and other equity-based compensation issued to employees. The revised statement generally requires the "fair value" method for these transactions and eliminates the intrinsic value method permitted under Opinion No. 25. The statement is effective for fiscal periods beginning after June 15, 2005.

On April 14, 2005, the United States Securities and Exchange Commission ("SEC") announced the adoption of a new rule that amends the effective date for revised SFAS No. 123. The new rule allows companies to delay adoption of revised SFAS No. 123 until the beginning of the next fiscal year that begins after June 15, 2005. Under the new rule, the Company plans to comply with the revised SFAS No. 123 beginning January 1, 2006.

The Company has applied the intrinsic value provisions under Opinion No. 25 and no compensation cost related to stock options has been reflected in its consolidated financial statements for periods prior to January 1, 2006. See note 1(s) of the notes to the consolidated financial statements for disclosure of the estimated impact on net earnings and earnings per share had the Company applied the "fair value" method in 2005, 2004 and 2003.

The Company intends to adopt the provisions of revised SFAS 123 using the modified prospective application method and plans to use the same Black-Scholes option pricing model to estimate "fair value" that was used to prepare the proforma information in note 1(s). The Company has not modified any stock option grants outstanding prior to adoption of the revised statement. The Company’s board of directors will from time to time review the quantities and types of instruments used in share-based programs and make such changes as, in its discretion, it deems necessary based upon current market compensation trends, Company performance and other factors considered relevant.

Based on current information and estimated 2006 grants, we estimate that the adoption of revised SFAS 123 will decrease earnings before income taxes by approximately $80 million to $85 million in 2006 and that any cumulative effect of accounting change will be insignificant. We estimate that the total compensation cost related to nonvested awards not yet recognized in the consolidated financial statements was $64.1 million at December 31, 2005 and was expected to be recognized over a weighted average period of 21 months.

In March 2005, the SEC published Staff Accounting Bulletin ("SAB") No. 107 adding Topic 14: Share-Based Payment to the staff accounting bulletin series. This SAB provides guidance related to the interaction of the revised SFAS No. 123 and certain SEC rules and regulations, as well as to the valuation of share-based payment arrangements for public companies. We will consider this guidance in the adoption of revised SFAS No. 123 and presently do not expect that this SAB will significantly change the estimated effects on pretax earnings discussed in the preceding paragraph.

At its June 29, 2005 meeting, the FASB ratified the consensuses reached in Emerging Issues Task Force ("EITF") Issue No. 05-5, "Accounting for Early Retirement of Postemployment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements)." The EITF reached a consensus on this issue that requires termination/retirement benefits under a Type II Altersteilzeit arrangement to be accounted for as a termination benefit under SFAS No. 112, "Employers’ Accounting for Postemployment Benefits." Additionally, a company should account for the government subsidy when the employer meets the criteria necessary to receive the subsidy. This consensus is effective for financial statements issued for fiscal years beginning after December 15, 2005. An entity should recognize the effect of initial application as a change in accounting estimate effected by a change in accounting principle under SFAS 154. The adoption of this consensus is not expected to have a material impact on our results of operations or financial position.

On November 3, 2005, the FASB posted FASB Staff Position ("FSP") No. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP addresses determining when an investment is considered impaired and whether that impairment is other-than-temporary, and measuring an impairment loss. The FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP is not expected to have a significant effect on our results of operations or financial position.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." This statement amends the guidance in SFAS 133 to simplify the accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for consistently regardless of the form of the instruments. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Early adoption is permitted as of the beginning of the entity's fiscal year provided the entity has not issued financial statements. The Company is still evaluating the effects that SFAS No. 155 will have upon adoption, but it is not expected to have a significant impact on our results of operations or financial position.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Below is information with respect to our current directors and officers and their ages as of March 1, 2006. Unless otherwise indicated, the business address of all of our directors and officers is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331 Hünenberg, Switzerland.

Name	Age	Title

Cary R. Rayment	58	Chairman, President, Chief Executive Officer and Director;
		President and Chief Executive Officer, Alcon Laboratories, Inc.
Dr. Werner J. Bauer	55	Director; Executive Vice President, Technical,
		Production, Environment and R&D, Nestlé S.A.;
		Member, Supervisory Board of Cereal Partners
		Worldwide; Vice-Chairman and Director, Life Ventures
		Nestlé S.A.; Chairman and Director, Hans Rychiger AG;
		Director, L’Oréal S.A., Uprona (Canada) Ltd. and Nutrition-
		Wellness Venture AG; Member of Board of Trustees,
		Bertelsmann Foundation, Germany; Board
		Member of the Swiss Society of Chemical Industries
Peter Brabeck-Letmathe	61	Vice Chairman and Director; Chairman and Chief
		Executive Officer, Nestlé S.A.; Chairman and Director, Uprona
		(Canada) Ltd.; Vice Chairman and Director, Dreyer’s Grand
		Ice Cream Holdings, Inc. and L’Oréal S.A.; Co-Chairman of
		Supervisory Board, Cereal Partners Worldwide; Director, Credit
		Suisse Group and Roche Holding AG
Francisco Castañer	61	Director; Executive Vice President, Pharmaceutical and
		Cosmetic Products, Liaison with L'Oréal S.A., Human
		Resources, Corporate Affairs, Nestlé S.A.; Chairman and
		Director; Galderma Pharma S.A.; Director, L'Oréal S.A.
		and Uprona (Canada) Ltd.
Philip H. Geier, Jr.	71	Director; Chairman, The Geier Group LLC; Chairman
		Emeritus, The Interpublic Group of Companies, Inc.;
		Director, AEA Investors Inc., Fiduciary Trust International,
		Intermedia Advertising Group, Foot Locker Inc.,
		IAG Research and Mettler-Toledo International Inc.;
		Senior Advisor, Lazard Fréres & Co. LLC
Lodewijk J.R. de Vink	61	Director; Founding Partner, Blackstone Health Care Partners;
		Member, Supervisory Board of Royal Ahold, Advisory
		Board of Sotheby’s International, European Advisory
		Council of Rothschild & Cie.; Director, Roche Holding AG
Thomas G. Plaskett	62	Director; Chairman, Fox Run Capital Associates;
		Presiding Director, RadioShack Corporation; Director,
		Novell Corporation and several privately held companies;
		Trustee, Kettering University
Stefan Basler	51	Attorney-in-Fact (Prokurist)
Joanne Beck	48	General Manager (Direktor)
Jacqualyn A. Fouse	44	Senior Vice President, Finance and Chief Financial Officer;
		Director, ORBIS International
Martin Schneider	46	Attorney-in-Fact (Prokurist)
Elaine E. Whitbeck	51	Corporate Secretary and General Counsel

Mr. Timothy R.G. Sear retired as Chief Executive Officer of Alcon, Inc., effective October 1, 2004 and entered into a services agreement with Alcon, Inc. effective January 1, 2005 through the annual general meeting of shareholders on May 3, 2005. Mr. Sear did not stand for re-election to the board of directors when his term expired in 2005.

Dr. Wolfgang H. Reichenberger stepped down from his position on the Alcon, Inc. board of directors, effective December 31, 2005.

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

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. and their ages as of March 1, 2006. Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Age	Title
Cary R. Rayment	58	Chairman, President and Chief Executive Officer
Dr. G. André Bens	54	Senior Vice President, Global Manufacturing and Technical Support
Kevin J. Buehler	48	Senior Vice President, Alcon United States and Chief Marketing Officer
Dr. Gerald D. Cagle	61	Senior Vice President, Research & Development and Chief Scientific Officer
Jacqualyn A. Fouse	44	Senior Vice President, Chief Financial Officer and Corporate Strategy
Elaine E. Whitbeck	51	Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary

Cary R. Rayment. Mr. Rayment has served as Chief Executive Officer of Alcon, Inc. since October 1, 2004, adding the responsibility of Chairman of the Board in May 2005. He has served as Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. since October 1, 2004. Prior to these promotions, Mr. Rayment served as Senior Vice President, Alcon United States from 2001 to 2004 (adding responsibility for Alcon Japan in 2004); Vice President and General Manager, Surgical, and Area Vice President Japan in 2000; Vice President, International Marketing & Area Vice President Japan from 1997-1999; Vice President and General Manager, Managed Care in 1996; Vice President and General Manager, U.S. Surgical Products from 1991-1995; and Vice President Marketing, Surgical Products from 1989-1990. Mr. Rayment joined Alcon in 1989, following the acquisition of CooperVision, Inc. where his position had been Vice President of Marketing.

Dr. G. André Bens. Dr. Bens has served as Senior Vice President, Global Manufacturing and Technical Support of Alcon Laboratories, Inc. since January 2001. From 1999 to 2001, he was Vice President of Global Manufacturing & Technical Support and from 1993 to 1999, he served as Vice President, Manufacturing & Engineering. Between 1985 and 1993, Dr. Bens held various positions in Quality Assurance and Manufacturing. He was Quality Assurance Manager and Responsible Industrial Pharmacist at the Company’s manufacturing operation in Belgium from 1982 to 1985.

Kevin J. Buehler. Mr. Buehler was appointed Senior Vice President, Alcon United States and Chief Marketing Officer of Alcon Laboratories, Inc. in February 2006. In this role, Mr. Buehler directs the cross-divisional efforts for the U.S. Surgical, Pharmaceutical, and Consumer groups and our global marketing activities for all product lines. He began his career with the Company in August of 1984 in the Consumer Products Division and during this 21-year tenure has developed extensive knowledge of the Company’s U.S. and International operations. In 1996, after holding a series of sales management positions with increasing responsibility in the Consumer Products Division, Mr. Buehler expanded his experience into the pharmaceutical and surgical business areas, leading the Company’s U.S. Managed Care and Falcon Generic Pharmaceutical groups. In 1998, he was promoted to a Vice President position. In 1999, he returned to the U.S. Consumer Products Division as Vice President and General Manager. From 2002 to 2004, he served as International Area Vice President with responsibility for the Company’s operations in Latin America, Canada, Australia and the Far East. In October 2004, Mr. Buehler was promoted to Senior Vice President, Alcon United States.

Dr. Gerald D. Cagle. Dr. Cagle has served as Senior Vice President, Research & Development of Alcon Laboratories, Inc. since 1997, adding the responsibility of Chief Scientific Officer in February 2006. Previously, Dr. Cagle had served as Vice President, Development. Dr. Cagle joined the Company as Senior Scientist in Ophthalmic Microbiology in 1976 and has been continuously employed by the Company in various capacities, including Director, Ophthalmology and Vice President, Regulatory Affairs.

Jacqualyn A. Fouse. Ms. Fouse has served as Senior Vice President of Finance and Chief Financial Officer of Alcon, Inc. since November 1, 2002. Ms. Fouse became Senior Vice President, Chief Financial Officer and Corporate Strategy of Alcon

Laboratories, Inc. in February 2006. Her global responsibilities include all financial functions as well as Information Technology, Investor Relations, Strategic Corporate Communications, Humanitarian/Community Services and Corporate Strategy. From July 2002 to February 2006, Ms. Fouse served as Senior Vice President of Finance and Chief Financial Officer of Alcon Laboratories, Inc. Ms. Fouse originally joined the Company in 1986 and served in a variety of financial positions throughout the Company. In 1993, she moved to Switzerland to join Nestlé as Assistant Controller for the Pharma-Cosmetics group, responsible for coordinating all of Alcon’s financial and operating relationships with Nestlé. After spending three years in this capacity, Ms. Fouse was promoted to Deputy Treasurer and subsequently to Group Treasurer of Nestlé. She left Nestlé to become Chief Financial Officer of the SAirGroup (Swissair) in July 2001. From July 2001 to May 2002, Ms. Fouse served as Chief Financial Officer of the SAirGroup, which filed for bankruptcy in October 2001. The Swiss authorities are conducting an investigation into the events surrounding the bankruptcy of SAirGroup and the involvement of the former SAirGroup directors and officers therein. Ms. Fouse is cooperating with the Swiss authorities in this investigation. Although no charges have been announced to date, such investigation may result in civil and/or criminal charges against former directors and officers of SAirGroup.

Elaine E. Whitbeck. Ms. Whitbeck has served as Corporate Secretary and General Counsel of Alcon, Inc. since February 18, 2003. Ms. Whitbeck is Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary for Alcon Laboratories, Inc. and its affiliates. Ms. Whitbeck has been with the Company for over 20 years. Ms. Whitbeck is responsible for all legal matters of the Company. Prior to joining the Company, Ms. Whitbeck was the Director of Legal Operations and Shareholder Services for Mary Kay Cosmetics, Inc. Prior to joining Mary Kay Cosmetics, Inc., Ms. Whitbeck was a trial attorney with the Dallas law firm of Vial, Hamilton, Koch & Knox.

Under the separation agreement discussed further in Item 7.B, "Related Party Transactions", Nestlé has the right to nominate four members to our board of directors for so long as Nestlé holds at least a majority of our outstanding common shares. In addition, Nestlé has agreed, for so long as Nestlé holds at least a majority of our outstanding common shares, to vote all of its common shares in favor of three nominees for election to our board of directors who are independent and neither affiliated with us nor with Nestlé and that the Chief Executive Officer of Alcon Laboratories, Inc. will be a member of our board of directors. If a Nestlé-nominated director resigns from office, Nestlé will have the right to nominate a replacement director. Any vacancies among our independent directors will be filled by another independent person who will be nominated by the full board of directors.

The board of directors plans to nominate the following individuals for election as directors at the annual general meeting of shareholders set for May 2, 2006:

Joe Weller. Joe Weller is proposed to be elected to the board of directors as replacement of Peter Brabeck-Letmathe, who advised the board that he will not stand for re-election at the annual general meeting on May 2, 2006. Mr. Brabeck is a member of the class of directors whose term of office is expiring in 2006. Mr. Weller is proposed to be elected to the board of directors for a three-year term of office.

Mr. Weller is the former Chairman and Chief Executive officer of Nestlé USA. He was also Chairman of Nestlé Brands Company, Nestlé Prepared Foods Company, Buitoni North America and Nestlé Purina PetCare Company. He is a Nestlé veteran of 37 years. Mr. Weller began his career in 1968 with the Carnation Company in sales in the Memphis, Tennessee region (Nestlé S.A. acquired Carnation in 1985). By 1981, Mr. Weller was named to Carnation’s board of directors. In 1985, he was promoted to Executive Vice President, reporting to the President and CEO. In 1989, Mr. Weller was appointed Managing Director and CEO of Nestlé Australia Ltd., headquartered in Sydney. After two years, he returned to Nestlé USA headquarters on January 1, 1992, in the role of President and Chief Operating Officer. Mr. Weller became President and Chief Executive Officer in 1994, and was named Chairman in 1995. Mr. Weller is a member of the Dreyer’s Grand Ice Cream Company board. He received his Bachelor of Science degree in Business Administration from the University of Tennessee in 1968.

Paul Polman. Paul Polman is proposed to be elected to the board of directors as replacement of Dr. Wolfgang Reichenberger who resigned from his position as a director of the Company, effective December 31, 2005. Dr. Reichenberger was a member of the class of directors whose term of office would expire in 2008. Mr. Polman is proposed to be elected to the board of directors for a two-year term of office.

Mr. Polman began his career in 1979 with Procter & Gamble in finance and acquired a broad executive experience through assignments in Belgium, Holland, France, Spain, the United Kingdom and the United States. He served as Group President of Procter & Gamble’s European business from 2001 to 2005 with sales of over CHF 15 billion.

Mr. Polman was appointed by the board of Nestlé S.A. to succeed Dr. Reichenberger as Chief Financial Officer of Nestlé on January 1, 2006. Mr. Polman holds a BBA/BA from the University of Groningen, Netherlands (1977), M.A. Economics

from University of Cincinnati, USA (1979), M.B.A. Finance/International Marketing from University of Cincinnati, USA (1979) and a Doctor of Civil Law from University of Northumbria at Newcastle, UK (honorary degree) (2000).

B.	COMPENSATION

We provide our board of directors with compensation and benefits that will attract and retain qualified directors. In 2005, all members of our board of directors, except for our Chairman and our Chief Executive Officer, received an annual cash retainer of $75,000 with an additional $10,000 for the audit committee chairperson. We refer to a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director. In 2006, we expect to award our non-employee directors stock settled stock appreciation rights and restricted stock units. In 2005, the number of nonqualified stock options was determined by dividing $100,000 by the expected Black-Scholes value of an option to purchase one common share on the date of grant. Each of the non-employee directors was awarded 3,000 nonqualified stock options in 2005.

With the exception of the services agreement with Timothy R.G. Sear referenced above, we do not have any service contracts with any of our directors. Mr. Sear’s services agreement was for the period from January 1, 2005 through the annual general meeting of shareholders held on May 3, 2005. Under the terms of this services agreement, pursuant to which Mr. Sear continued to serve as Chairman of the Board until the election of his successor on May 3, 2005, Mr. Sear was paid $252,500. Alcon will continue to provide an office to Mr. Sear through May 2010.

In the fiscal years ended December 31, 2005, 2004 and 2003, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above. The executive officers received stock options and in some cases, restricted shares from Alcon, Inc. as indicated in this Compensation section.

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2005, 2004 and 2003 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Restricted	Securities
				Other	Stock	Underlying	LTIP	All Other
		Salary	Bonus	Compensation	Awards	Options	Payouts	Compensation
Name	Year	($)	($) (2)	($) (3)	($) (4)	(#)	($) (5)	($) (6)

Timothy R.G. Sear (1)	2005	--	1,536,000	1,445		--	6,112,767	658,454
	2004	940,000	1,224,000	38,975		370,000	2,278,940	340,152
	2003	940,000	1,271,400	38,622		340,000	1,233,037	330,927
Cary R. Rayment	2005	850,000	600,000	38,945		152,400	548,086	236,036
	2004	537,250	393,500	33,726		107,000	364,671	141,025
	2003	416,000	370,000	31,622		95,000	191,829	119,703
Dr. Gerald D. Cagle	2005	590,000	550,000	42,636		64,341	1,217,917	183,526
	2004	565,000	473,200	41,664		103,000	911,588	167,714
	2003	540,800	450,000	35,122		135,000	548,045	123,785
Jacqualyn A. Fouse	2005	508,000	510,000	91,307		61,632	--	152,653
	2004	475,000	348,600	56,572		72,000	--	120,515
	2003	425,000	163,000	45,812		85,000	--	86,283
Dr. G. André Bens	2005	395,000	390,000	34,356		37,250	548,086	128,027
	2004	380,000	298,600	36,897		58,000	410,247	113,749
	2003	364,000	291,000	29,122		72,500	246,637	93,837
Kevin J. Buehler	2005	360,000	280,000	45,365		30,477	164,213	83,135
	2004	294,000	214,500	33,219		52,000	160,044	67,001
	2003	247,000	195,000	34,278		43,000	75,873	54,936

(1)	Mr. Sear retired as Chief Executive Officer of Alcon, Inc. effective October 1, 2004. His retirement as an employee from Alcon Laboratories, Inc. was effective January 1, 2005.

(2)	Bonus paid in 2005 was for 2004 performance. Bonus paid in 2004 was for 2003 performance. Bonus paid in 2003 was for performance in 2002.

(3)	Includes payments made for car allowance, financial consulting services and earnings on salary and bonus deferrals made under the non-tax qualified Executive Deferred Compensation Plan.
(4)

At the time of the IPO in March of 2002, employees had to make an election to convert units received under the 1994 Phantom Stock Plan to Alcon restricted shares. All persons named in the Summary Compensation Table elected to convert, with the exception of Mr. Buehler. Ms. Fouse had no Phantom Stock units to convert. Summarized below are the total restricted shares outstanding at December 31, 2005 and the value by vesting date. The value is based on the closing price of the shares on the New York Stock Exchange on December 31, 2005. The holders of all converted restricted shares received upon Phantom Stock conversion will have all the rights of a shareholder of Alcon, including the right to receive dividends thereon.

	Total Restricted Shares	Dollar Value Vesting
Name	at 12/31/05 (#)	in 2006

Cary R. Rayment	12,451	$1,613,650
Dr. Gerald D. Cagle	19,455	2,521,368
Dr. G. André Bens	10,895	1,411,992

(5)

The 2005, 2004 and 2003 long term incentive plan ("LTIP") payments reflect restricted shares vested in the current year that were received upon conversion of Phantom Stock Plan units in 2002 (see footnote 4), except for Mr. Buehler who elected not to convert and received payment according to the 1994 Phantom Stock Plan.

(6)

Provides the aggregate amount of employer contributions to the Alcon 401(k) and Retirement Plans, including earnings on allocations made to the Excess 401(k) Plan, additional compensation for premiums paid to the Executive Universal Life Insurance and the Umbrella Liability Insurance plans, and accumulated vacation/sick leave for Mr. Sear paid upon his retirement.

Stock Option Grant Table

The following table sets forth the nonqualified stock option grants made during 2005.

Name	Alcon Stock Options Granted # (1)	% of Total Options Granted Employees in 2005	Exercise or Base Price ($)	Expiration Date	Grant Date Present Value ($) (2)

Cary R. Rayment	152,400	4.39%	79.00	2/09/2015	3,427,324
Dr. Gerald D. Cagle	64,341	1.85%	79.00	2/09/2015	1,446,965
Jacqualyn A. Fouse	61,632	1.78%	79.00	2/09/2015	1,698,824
Dr. G. André Bens	37,250	1.07%	79.00	2/09/2015	837,715
Kevin J. Buehler	30,477.88%		79.00	2/09/2015	840,068

(1)

Options were granted in 2005 pursuant to the 2002 Alcon Incentive Plan as amended. In general, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement. Upon the involuntary termination of an option holder's employment with Alcon (not as a result of disability, death or retirement), all vested options will be exercisable for thirty days. All unvested options will be forfeited. Where the termination of employment is due to (a) retirement or (b) death or disability, options may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively.

(2)

Based on the Black-Scholes model of option valuation to determine grant date "fair value," as prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation and No. 123R, Share Based Payment. The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model: expected volatility, 33%; risk-free interest rate, 3.48% to 3.69%; dividend yield, 1%; expected life, 4 and 6 years. Beginning in 2004, different assumptions were used to determine "fair value" for persons age 53 and above who will be eligible to retire before the 3-year vesting period is complete.

Aggregated Option Exercises and Fiscal Year End Option Value Table

	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at 12/31/05 (#)		Value of Unexercised In-the-Money Options at 12/31/05 ($)
Name	Exercise	Realized $	Exercisable	Unexercisable	Exercisable	Unexercisable

Timothy R.G. Sear	127,830	11,878,223	1,020,000	--	86,161,000	--
Cary R. Rayment	40,000	4,264,422	51,903	354,400	5,013,830	23,236,350
Dr. Gerald D. Cagle	127,590	10,219,353	23,625	302,341	2,282,175	22,665,845
Jacqualyn A. Fouse	--	--	35,000	218,632	3,386,250	15,813,589
Dr. G. André Bens	78,175	6,550,252	--	167,750	--	12,486,815
Kevin J. Buehler	40,000	1,937,500	--	125,477	--	8,743,526

Pension Plans

Messrs. Sear, Rayment and Buehler and Drs. Cagle and Bens and Ms. Fouse participate in the nonqualified Executive Salary Continuation Plan ("ESCP"). The ESCP is unfunded and non-contributory and provides for a fixed retirement benefit based on the participant's years of participation service under the plan, using the average of the annual base compensation in effect in the year of separation from service and for the two years preceding such year of separation. Benefits are payable upon retirement after the accumulated participation of at least 10 years of service and upon reaching age 55 (with penalties) or at the normal retirement age of 62. Annual compensation includes the amount shown as annual base salary in the Summary Compensation Table. The three-year average annual base compensation for 2005 is $601,083 for Mr. Rayment, $565,267 for Dr. Cagle, $379,667 for Dr. Bens, $469,333 for Ms. Fouse and $300,333 for Mr. Buehler. At December 31, 2005, Dr. Cagle had the maximum participation service of 20 years. Dr. Bens had participation service of 19 years, Mr. Rayment had participation service of 17 years, Ms. Fouse had participation service of 6 years based upon prior service with Alcon and Nestlé, and Mr. Buehler had participation service of 15 years. Mr. Sear began receiving benefits under the plan upon his retirement.

The ESCP benefit formula is three percent of a participant's three-year average annual base compensation times years of participation, up to a maximum of 20 years. A participant must attain at least 10 years of participation service in order to have a vested benefit.

In December 2003, the board of directors approved a new nonqualified Alcon Supplemental Executive Retirement Plan ("ASERP"). If certain conditions are met, the ASERP provides for a maximum benefit of up to 30% of the final three-years' average base salary and bonus at retirement, payable for the remaining life of the participant. Effective January 1, 2004, all new participants began to participate in the ASERP. Existing ESCP participants will continue to accrue benefits under the ESCP through December 31, 2008; thereafter, ESCP participants will begin to accrue benefits for future service under the provisions of the ASERP; however, the normal form of payment for benefits accrued under ASERP by current ESCP participants will be a single life annuity with a 50% surviving spouse's benefit.

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

Amendments

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

In December 2005, our board of directors amended the 2002 Alcon Incentive Plan effective as of January 1, 2006 to allow the award of Stock Appreciation Rights to non-employee directors. To effect the foregoing, Section 4.2 of the 2002 Alcon Incentive Plan was amended.

Eligibility and Award Limits

Our employees and directors and employees of our subsidiaries and affiliates are eligible to receive awards under the 2002 Alcon Incentive Plan. Employees of Nestlé and its subsidiaries other than Alcon entities are not eligible to receive awards under this plan.

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

Shares Reserved for Awards

Under the 2002 Alcon Incentive Plan, a total of 30 million common shares may be issued for awards. Through December 31, 2005, approximately 7.6 million of these common shares had been issued under this plan.

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

Stock Options

Under the 2002 Alcon Incentive Plan, we may grant to eligible employees stock options that are either incentive stock options or nonqualified stock options. The stock options granted are non-qualified stock options and will not qualify as incentive stock options for federal income tax purposes under Section 422 of the U.S. Internal Revenue Code of 1986.

The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the 2002 Alcon Incentive Plan). Beginning with awards granted in 2006, vesting of stock option awards will not be accelerated upon the option holder’s retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of an option holder's employment with us, all vested options will be exercisable for thirty days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. All unexercisable options will be forfeited. The grant price for any stock option will be not less than the fair market value of our common shares on the grant date. Unless our board of directors provides for a different period, stock options will have a term of ten years.

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder to receive an amount equal to the difference between the fair market value and the grant price. The amount may be settled either in stock or in cash, as designated by the award agreement. Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement. Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder’s retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for thirty days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. All unexercisable stock appreciation rights will be forfeited. Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares

We are permitted to grant restricted shares. A restricted share is a common share granted to a participant subject to restrictions determined by the board of directors. A restricted share will vest and become transferable upon satisfaction of the conditions set forth in the restricted share award agreement. Restricted share awards will be forfeited if a recipient's employment terminates prior to vesting of the award. Unless otherwise specified in the restricted share award agreement, restricted share awards will vest upon a holder's death or permanent disability. Vesting of restricted share awards upon a holder’s retirement between ages 55 and 60 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining shares being forfeited. Holders of restricted shares will have voting rights and receive dividend equivalents prior to vesting.

Other Share-Based Awards

The 2002 Alcon Incentive Plan also allows us to provide awards that are denominated in or valued by reference to our common shares. These types of awards include performance shares and restricted share units. Upon satisfaction of certain performance goals, the recipient will be entitled to receive a specified number of common shares or the cash equivalent, as designated by the award agreement. The value of an award will be based on the difference between the fair market value of the covered shares and the exercise price. The grant price for the award will not be less than the fair market value of our common shares on the grant date. These awards will be forfeited if a recipient’s employment terminates prior to vesting of the award. Unless otherwise specified in the award agreement, the share-based awards will vest upon a holder’s death or permanent disability. Vesting of share based awards upon a holder’s retirement between ages 55 and 60 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining awards being forfeited. Holders of restricted share units are entitled to a dividend equivalent payment prior to vesting.

Change-Of-Control Provisions

In the event of a change-of-control (as defined under the 2002 Alcon Incentive Plan), the following events will occur if the agreement covering the award so provides:

•	all stock options and stock appreciation rights will become fully vested and exercisable;

•	all restrictions on outstanding restricted shares and other share-based awards will lapse; and

•	all outstanding incentive awards will vest and be paid out on a prorated basis.

Corporate Transactions

In the event of certain corporate transactions described in the 2002 Alcon Incentive Plan, our board of directors may:

•	require the exercise of all outstanding awards during a specified time period, after which the awards shall be terminated;

•	cancel all outstanding awards in exchange for a cash payment equal to the value of the awards; or

•

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

Alcon Executive Deferred Compensation Plan

The Company adopted the Alcon Executive Deferred Compensation Plan (the "DCP") effective October 25, 2002. The DCP allows certain U.S. employees the opportunity to defer the receipt of salary, bonus, restricted shares and stock option gains. The DCP further provides that restricted shares and stock option gains deferred by eligible executives can only be invested in Alcon common shares and distributed as Alcon common shares at the end of the deferral period.

The DCP was amended in 2005 for compliance with IRC Section 409A, which was created as part of The American Jobs Creation Act of 2004.

Alcon Excess 401(k) Plan

The Company adopted the Alcon Excess 401(k) Plan effective January 1, 2004. This plan provides deferral of excess employer contributions that cannot be made to the Alcon 401(k) and Alcon Retirement Plans because of limitations under the U.S. Internal Revenue Code of 1986.

The Alcon Excess 401(k) Plan will be amended in 2006 for compliance with IRC Section 409A, which was created as part of The American Jobs Creation Act of 2004.

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

The restricted shares have the following vesting schedule: the number of restricted shares obtained from the conversion value of the 1998 Phantom Stock grant vested on January 1, 2003, the number of restricted shares obtained from the conversion value of the 1999 Phantom Stock grant vested on January 1, 2004, the number of restricted shares obtained from the conversion value of the 2000 Phantom Stock grant vested on January 1, 2005 and the number of restricted shares obtained from the conversion value of the 2001 Phantom Stock grant vested on January 1, 2006.

Out of a possible 2,334,850 Phantom Stock units outstanding at December 31, 2001, 1,440,850 units were converted to Alcon Restricted Shares or Restricted Share Units. The following table sets forth the actual dollar values at March 20, 2002 that were converted into restricted shares or equivalent units:

Restricted Stock Recipient	Value

Timothy R.G. Sear (1)	$4,933,236
Dr. Gerald D. Cagle	2,150,973
Dr. G. André Bens	1,038,609
Cary R. Rayment	1,015,377

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (4 executives)	$9,138,195
All other eligible employees of Alcon and its subsidiaries as a
Group (approximately 952 employees)	$63,947,037

(1) Mr. Sear’s unvested restricted shares became vested upon his retirement from Alcon Laboratories, Inc. effective January 1, 2005.

The exercise price for the options or equivalent share based awards was equal to the offering price per common share in the IPO. The options or share based awards vested in phases: 33% became exercisable on the first anniversary date of the grant, 33% became exercisable on the second anniversary date of the grant, and the remaining 34% became exercisable on the third anniversary date of the grant. These awards will expire 10 years from the date of the grant, unless terminated earlier as a result of employment termination.

The following table sets forth the actual dollar values at March 20, 2002 of options awarded as a result of conversion:

Stock Option Recipient	Value

Timothy R.G. Sear (1)	$986,638
Dr. Gerald D. Cagle	430,193
Dr. G. André Bens	207,718
Cary R. Rayment	203,077

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (4 executives)	$1,827,626
All eligible employees of Alcon and its subsidiaries as a
group (approximately 952 employees)	$12,872,319

(1) Mr. Sear’s unvested stock options became vested upon his retirement from Alcon Laboratories, Inc., effective January 1, 2005.

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

Alcon Directors

The share-based awards to non-employee directors under the 2002 Alcon Incentive Plan will promote greater alignment of interests between our non-employee directors, our shareholders and Alcon. It will assist us in attracting and retaining highly qualified non-employee directors, by giving them an opportunity to share in our future success. Only non-employee directors are eligible to receive awards under the 2002 Alcon Incentive Plan.

Shares Reserved for Awards

Approximately 60,000 of the 30 million common shares under the 2002 Alcon Incentive Plan will be available for awards to non-employee directors.

Annual Awards

Every year, each non-employee director will receive share-based awards with a current value of $100,000 based upon Black-Scholes value of Alcon’s stock and options or other valuation methodology.

C.	BOARD PRACTICES

Board Composition

Under the terms of the separation agreement (further discussed in Item 7.B, "Related Party Transactions") that we entered into with Nestlé in connection with the initial public offering in March 2002, Nestlé has the right to nominate four members of our board of directors for so long as it owns at least a majority of our outstanding common shares. Nestlé has also agreed in the separation agreement to vote all of the common shares it owns in favor of three nominees for election to our board of directors who are not otherwise affiliated with either Nestlé or Alcon for so long as it owns at least a majority of our outstanding common shares.

Our board of directors consists of eight members, including three independent directors, four directors affiliated with Nestlé and the chief executive officer of Alcon Laboratories, Inc. Timothy R.G. Sear retired as the Chairman of the board on May 3, 2005. Cary R. Rayment, Alcon’s Chief Executive Officer, was elected to the board of directors for a three-year term of office at the annual general meeting of shareholders on May 3, 2005. The board of directors thereafter elected Mr. Rayment to serve as Chairman. A majority of our directors began their initial terms in 2002, with the exception of Thomas G. Plaskett, whom the shareholders elected as an independent director at the annual general meeting of the shareholders on May 20, 2003, and Mr. Rayment. The resignation of one of the directors affiliated with Nestlé effective December 31, 2005, created a vacancy among the Class III directors described below which the shareholders are expected to fill at the annual general meeting of the shareholders on May 2, 2006 (as discussed in Item 6.A of this report). Additionally, Mr. Brabeck-Letmathe will not stand for re-election at the annual general meeting set for May 2, 2006.

Members of our board of directors generally are elected to serve three-year terms. Members of our board of directors whose terms of office have expired shall be eligible for re-election. Non-executive directors may only be appointed for up to three terms of office. In 2002 our board of directors was divided into three classes serving staggered terms. As a result, some of our directors will serve terms that are less than three years. As their terms of office expire, the directors of one class will stand for election each year as follows:

•

Class I directors have terms of office expiring at the annual general meeting of shareholders in 2006. These directors are Peter Brabeck-Letmathe (who will not stand for re-election) and Philip H. Geier, Jr.;

•	Class II directors have terms of office expiring at the annual general meeting of shareholders in 2007. These directors are Lodewijk J.R. de Vink, Francisco Castañer, and Werner Bauer; and

•

Class III directors have terms of office expiring at the annual general meeting of shareholders in 2008. These directors are Thomas G. Plaskett, Cary R. Rayment and the open position previously held by Dr. Wolfgang H. Reichenberger.

Our organizational regulations provide that directors will retire from office no later than the annual general meeting after their 72nd birthday. Therefore, Mr. Philip H. Geier, Jr. will stand for re-election for only one more year.

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

Audit Committee

The audit committee consists of three directors who are not otherwise affiliated with either Nestlé or Alcon. Our board of directors has determined that all members of the audit committee are independent as defined by the rules of the SEC and the listing standards of the NYSE. In 2004, the audit committee was comprised of Thomas G. Plaskett (Chairman), Lodewijk J. R. de Vink and Philip H. Geier, Jr. In September 2003, the board affirmed that Mr. Plaskett was the "audit committee financial expert" within the meaning of applicable SEC regulations. The functions of this committee include ensuring proper implementation of the financial strategy as approved by the board of directors, reviewing periodically the financial results as achieved, overseeing that the financial performance of the group is properly measured, controlled and reported, and recommending any share repurchase program for approval by our board of directors, as well as:

•	review of the adequacy of our system of internal accounting procedures;

•	recommendations to the board of directors as to the selection of independent auditors, subject to shareholder approval;

•	discussion with our independent auditors regarding their audit procedures, including the proposed scope of the audit, the audit results and the related management letters;

•	review of the audit results and related management letters;

•	review of the services performed by our independent auditors in connection with determining their independence;

•	review of the reports of our internal and outside auditors and the discussion of the contents of those reports with the auditors and our executive management;

•	oversight of the selection and the terms of reference of our internal and outside auditors;

•	review and discussion of our quarterly financial statements with our management and our outside auditors; and

•	ensure our ongoing compliance with legal requirements, accounting standards and the provisions of the New York Stock Exchange.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee shall consist of two directors who are not otherwise affiliated with either Nestlé or Alcon and one director designated by the majority shareholder, currently the vice chairman of our board of directors. This committee is comprised of Lodewijk J.R. de Vink (Chairman), Philip H. Geier, Jr., and Peter Brabeck-Letmathe. The functions of this committee include:

•

subject to certain nomination rights of Nestlé as provided in our organizational regulations and the separation agreement, identifying individuals qualified to become members of our board of directors and recommending such individuals to the board for nomination for election by the shareholders;

•	making recommendations to the board concerning committee appointments;

•	developing, recommending, and annually reviewing corporate governance guidelines for Alcon;

•

reviewing proposals of the chief executive officer for appointment of members of our executive management, to the extent such members are appointed by the board, and making recommendations to the board regarding such appointments;

•	overseeing corporate governance matters; and

•	coordinating an annual evaluation of Alcon's board.

Compensation Committee

The compensation committee consists of two members of our board of directors who are not otherwise affiliated with either Nestlé or Alcon and of one member of our board of directors nominated by Nestlé. The compensation committee is comprised of Philip H. Geier, Jr. (Chairman), Lodewijk J. R. de Vink and Francisco Castañer. The functions of this committee include:

•	review of our general compensation strategy;

•	recommendations for approval by our board of directors of compensation and benefits programs for our executive officers;

•	review of the terms of employment between Alcon and any executive officer or key employee;

•	administration of our long term incentive plan and recommendations to our board of directors for approval of individual grants under this plan; and

•	decisions with respect to the compensation of members of our board of directors.

Special Committee of Independent Directors

Our organizational regulations provide that if any of the following transactions is proposed to be taken by Alcon, the board of directors shall form a special committee of no less than three independent and disinterested directors who shall be responsible for protecting the interests of our minority shareholders and shall make recommendations to the board of directors with respect to:

•	a proposed merger, takeover, business combination or related party transaction with our current majority shareholder or any group company of our current majority shareholder;

•	a proposed bid for the minority shareholdings of Alcon by any entity owning a majority of our outstanding voting rights;

•	a proposed repurchase by us of all our shares not owned by an entity owning a majority of the outstanding voting rights of Alcon; or

•	any change to the powers and duties of the special committee of independent directors.

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

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies. These corporate governance listing standards supplement the corporate governance reforms already adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

Alcon has adopted Corporate Governance Guidelines, which are publicly available on its Web site, www.alconinc.com. Alcon will provide a printed copy of its Corporate Governance Guidelines to its shareholders upon request.

These rules did not change the NYSE’s traditional approach of permitting listed companies that are foreign private issuers, such as Alcon, to follow their home jurisdiction governance practice where such practices differ from the NYSE requirements. However, listed companies that are foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. These are identified in the first table below.

In addition, certain of the NYSE’s corporate governance standards allow for an exemption for "controlled companies," as defined under the NYSE listing standards. The NYSE listing standards require a controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination. Alcon has determined that it is a controlled company for purposes of the NYSE listing standards, as approximately 75% of the outstanding common shares of Alcon are owned by Nestlé S.A., and Nestlé has the right to appoint a majority of our board of directors. The second table below identifies the NYSE listing standards from which Alcon has elected to use the controlled company exemption.

NYSE rule applicable to U.S. listed companies	Alcon’s practice

A U.S. listed company’s compensation committee must have a written charter providing the committee with responsibility for approving corporate goals and objectives relevant to Chief Executive Officer ("CEO") compensation.

Alcon’s compensation committee charter gives it the responsibility for reviewing and assessing the corporate goals and objectives relevant to CEO compensation, but the board of directors is responsible for actually approving those goals and objectives.

All listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Rule 10A-3 of the Exchange Act requires the audit committee of a U.S. company to be directly responsible for the appointment of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under home country law to have statutory auditors selected pursuant to home country requirements.

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

As of December 31, 2005, we employed approximately 12,700 full-time employees, including approximately 1,350 research and development employees, approximately 4,200 manufacturing employees and approximately 3,500 sales and marketing employees. Currently, approximately 500 of our workers in Belgium are represented by a union. In other European countries, our workers are represented by works councils. We believe that our employee relations are good.

The following table indicates the approximate number of employees by location:

December 31,	Total	United States	International

2005	12,700	6,400	6,300
2004	12,200	6,200	6,000
2003	11,900	6,100	5,800

E.	SHARE OWNERSHIP

As of December 31, 2005, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares.

Cary R. Rayment
Dr. Werner J. Bauer
Peter Brabeck-Letmathe
Francisco Castañer
Dr. Wolfgang H. Reichenberger
Philip H. Geier, Jr.
Lodewijk J.R. de Vink
Thomas G. Plaskett
Stefan Basler
Joanne Beck
Jacqualyn A. Fouse
Martin Schneider
Elaine E. Whitbeck
Dr. G. André Bens
Dr. Gerald D. Cagle
Kevin J. Buehler

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS.

At December 31, 2005, Nestlé owned 230,250,000, or approximately 75%, of the outstanding common shares of Alcon. The common shares owned by Nestlé carry the same voting rights as other outstanding Alcon common shares. Nestlé is not subject to any contractual obligation to retain its controlling interest in us.

At December 31, 2005, two shareholders of record in Switzerland, including Nestlé, held 230,250,100 common shares of Alcon, excluding treasury shares held by Alcon.

Based on a report on Schedule 13G filed by AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and AXA with the U.S. Securities and Exchange Commission on February 14, 2006, as of December 31, 2005, each of the foregoing persons is deemed to be the beneficial owner of 16,645,879 common shares of Alcon, representing 5.4% of the outstanding common shares of Alcon at December 31, 2005. The report indicated that, of the 16,645,879 shares, 16,435,349 shares were held by unaffiliated third-party client accounts managed by Alliance Capital Management L.P. as investment advisor. Alliance Capital Management L.P. is a majority-owned subsidiary of AXA Financial, Inc. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104. The address of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France. None of the officers or directors of AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, or AXA serve as officers or directors of Alcon.

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

Intercompany Debt and Future Financings

The separation agreement contains provisions governing the refinancing of intercompany debt prior to the initial public offering in March 2002. During 2002, Nestlé's role in our debt structure changed from being the largest direct lender to providing primarily indirect support of our third-party debts. Through the course of 2005, we reduced our direct borrowings from Nestlé or its affiliates to $86.5 million at December 31, 2005 from $90.6 million as of December 31, 2004.

In 2002, we entered into a $2.0 billion U.S. commercial paper program (the "CP Program"), which had $709.9 million outstanding as of December 31, 2005. Nestlé serves as the guarantor of the CP Program, for which they receive a fee as discussed in note 6 to the consolidated financial statements. In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002, which is attached as an exhibit to this annual report. Through this Services Agreement, the parties more formally documented the pre-existing CP Program. The Services Agreement states that Nestlé will: (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.’s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.

On a go-forward basis, we may continue to enter into financing transactions involving Nestlé, or we may decide to enter into financing transactions independently. We will agree with Nestlé, on a case by case basis, whether the guarantees, commitments or undertakings currently given by Nestlé in our favor will be renewed. If any guarantee, commitment or undertaking is renewed, the terms on which we will reimburse Nestlé will be agreed upon with Nestlé at the time of such renewal.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2005, the total maximum permitted under these lines of credit was approximately $157.4 million.

Cash Management, Investment and Treasury Services

The separation agreement provides that Nestlé will continue to perform the cash management and treasury functions that it performed for us on the date of the agreement. On January 1, 2004, we entered into the Services Agreement whereby Nestec S.A., an affiliate of Nestlé, provides certain additional treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm’s length transaction. The agreement may be terminated with sixty days written notice. This agreement replaces a prior agreement with Nestlé to provide similar treasury and investment services during 2003. Total fees paid for these services to Nestec S.A. and Nestlé for the years ended December 31, 2005, 2004 and 2003 were $0.7 million, $0.5 million and $0.5 million, respectively.

At December 31, 2005, the Company also had $49.9 million invested in a hedge fund operated by Nestlé’s investment management company, Robusta Asset Management Ltd.

Accounting and Reporting

Our consolidated financial statements are prepared in accordance with U.S. GAAP; Nestlé's consolidated accounts, consistent with past practice, will continue to be prepared in accordance with International Financial Reporting Standards. The separation agreement provides that we will establish adequate procedures allowing for the timely conversion of our financial statements to International Financial Reporting Standards for inclusion in Nestlé's financial statements.

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

We are part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for Swiss value-added tax liabilities of all other Group participants.

Contracts

The separation agreement contains provisions governing the continuation and termination of contracts between the Company and Nestlé (and its affiliates).

Shared Sites

Nine sites relating to the administration of our business continue to be shared with Nestlé. These offices are located in Australia, Brazil, Norway and Panama, as well as five sites in South Africa.

Shared Services

The Separation Agreement allows the Company and Nestlé to share certain internal services so long as the cost of the arrangements are based on arm’s length prices and on terms no less favorable than would be available from a third party. Nestlé continues to provide us with certain services, including but not limited to information technology and an internal audit function for a period of time. To the extent that we were covered under Nestlé's insurance arrangements prior to the initial public offering, we will continue to be covered under those arrangements. Nestlé charges us our portion of the cost of these arrangements based on arm's length prices. Services Nestlé may provide include future financings for us upon our request. These arrangements will be on terms no less favorable to us than would be available from a third party.

In 2005 and continuing in 2006, Nestlé will also provide risk management services, including business risk analysis/enterprise risk management workshops and accounting services. The fees paid by the Company for these services were not material in 2005.

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

Services Agreement

We entered into a services agreement with Timothy R.G. Sear on December 8, 2004, whereby the Company retained Mr. Sear as the Chairman of the Board from January 1, 2005 until the annual general meeting of shareholders held on May 3, 2005. Additional information pertaining to this agreement has been provided under Item 10.C. "Material Contracts" in this annual report.

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

With the exception of the following matters, we believe that there is no litigation pending that will likely have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows:

Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware. AMO claimed the Company infringed AMO’s U.S. Patent Nos. 5,700,240 and 6,059,765, challenging certain features of the Company’s Infiniti® vision system and the Advantec® and Everest™ software upgrades to its Legacy® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

By an order entered December 16, 2005, the court ruled in favor of AMO and set damages at $213.9 million. In the final judgment entered January 20, 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorney’s fees and costs. We are appealing the decision and believe the Company has multiple legal and factual grounds to support its appeal. We also have filed a motion for a new trial.

Although the court granted AMO’s motion for an injunction, the court also granted the Company’s motion to stay the injunction pending the outcome of the appeal. Because the injunction was stayed by the court, the Company will be able to continue to sell and distribute Infiniti® vision systems and Infiniti® FMS cassettes during the appeals process. Under the court’s order, existing customers and customers who purchase or lease new Infiniti® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction.

Due to the District Court’s final judgment, the Company recorded in the fourth quarter of 2005 a provision of $240.0 million related to this litigation, although the Company will be appealing the decision. While this appeal is pending, the Company will continue to develop an alternative design of its Infiniti® FMS cassette, which management expects to have available in the first half of 2006.

8.	DIVIDEND POLICY.

We currently intend to pay annual dividends on our common shares from earnings up to and including the calendar year 2005, which we expect would be paid in May 2006. The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law (which may be different than reported U.S. GAAP retained earnings), the proposal by our board of directors, and, ultimately, the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend from 2005 operations of CHF 1.68 per common share (or approximately $1.29 per common share, depending on exchange rates). The separation agreement provides that Nestlé will vote in favor of the payment of dividends proposed by our board of directors for so long as it holds a majority of our outstanding common shares. We are required by Swiss corporate law to declare and pay dividends in Swiss francs. Holders of record of our common shares will receive dividend payments in U.S. dollars, unless they provide notice to our transfer agent, The Bank of New York, that they wish to receive dividend payments in Swiss francs. Holders of our common shares through The Depository Trust Company will receive dividend payments in U.S. dollars, unless they provide notice to The Depository Trust Company that they wish to receive payments in Swiss francs. The exchange rate applicable to dividend payments will be determined as of a date shortly before the payment date. The Bank of New York will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, as the case may be, and we will be responsible for withholding required amounts for taxes.

B.	SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

1.	EXPECTED PRICE

Not Applicable.

2.	METHOD TO DETERMINE EXPECTED PRICE

Not Applicable.

3.	PRE-EMPTIVE EXERCISE RIGHTS

Not Applicable.

4.	STOCK PRICE HISTORY

Alcon's common shares were not listed or traded prior to the IPO. The following table lists the high and low closing market prices for Alcon's common shares for the periods indicated as reported:

	High	Low
Year ended December 31,
2002*	$43.35	$26.75
2003	60.95	35.35
2004	87.24	58.85
2005	147.60	77.45
Year ended December 31,
2004: First quarter	64.98	58.85
Second quarter	80.68	64.00
Third quarter	87.24	69.34
Fourth quarter	81.94	66.22
2005: First quarter	91.33	77.45
Second quarter	110.00	86.35
Third quarter	128.42	109.08
Fourth quarter	147.60	122.80

Month of:
September 2005	128.42	118.45
October 2005	134.00	122.80
November 2005	147.60	136.39
December 2005	145.67	129.60
January 2006	138.12	127.92
February 2006	130.60	110.25

* From first trading date (March 21, 2002) to December 31, 2002; IPO price on March 20, 2002 was $33.00.

5.	TYPE AND CLASS OF SECURITIES

Not Applicable.

6.	LIMITATIONS OF SECURITIES

Not Applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED

Not Applicable.

B.	PLAN OF DISTRIBUTION

Not Applicable.

C.	MARKETS FOR STOCK

Alcon's common shares are listed for trading on the New York Stock Exchange and are traded under the symbol "ACL".

D.	SELLING SHAREHOLDERS

Not Applicable.

E.	DILUTION FROM OFFERING

Not Applicable.

F.	EXPENSES OF OFFERING

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Alcon, Inc. is registered in the commercial register of the Canton of Zug, Switzerland under number CH-170.3.017.372-9.

As of December 31, 2005 our issued share capital was CHF 62,911,820.60 on 314,559,103 common shares at CHF 0.20 par value per common share.

Set out below is information concerning our shares and a brief summary of some of the significant provisions of the Swiss Federal Code of Obligations (Schweizerisches Obligationenrecht), of our Articles of Association (Statuten), and of the written regulations of our board of directors, known as organizational regulations (Organisationsreglement), the Articles of Association and the organizational rules having been filed previously with the SEC. This description does not purport to be complete and is qualified by reference to our Articles of Association, our organizational regulations and the Swiss Federal Code of Obligations.

Common Shares

All common shares are registered common shares which are fully paid, validly issued and non-assessable. There is no limitation under our Articles of Association on the right of non-Swiss residents or nationals to own or vote our common shares.

Share Register

Our share register is kept by The Bank of New York in New York, New York, which acts as transfer agent and registrar. The share register reflects only record owners of our shares; beneficial owners of common shares holding their shares through The Depository Trust Company, which we refer to as "DTC", are not recorded in our share register. Shares held through DTC are registered in our share register in the name of DTC's nominee. We are entitled to accept only those persons as shareholders, usufructuaries or nominees who have been recorded in our share register, and to perform dividend payment and other obligations only to our shareholders of record, including DTC. A shareholder of record must notify The Bank of New York of any change in address. Until notice of a change in address has been given, all of our written communication to our shareholders of record shall be deemed to have validly been made if sent to the address recorded in the share register.

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

Voting Rights

Each common share carries one vote at a shareholders' meeting. Voting rights may be exercised by our registered shareholders or by a duly appointed proxy of a shareholder, which proxy need not be a shareholder. This provision will allow for the exercise of voting rights by beneficial owners of our common shares. Our Articles of Association do not limit the number of shares that may be represented by a single shareholder. See "-Transfers of Common Shares" above and "Certain Provisions of Our Articles of Association, Organizational Regulations and Swiss Law-Shareholders' Meetings" below.

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

Preferred Shares

As of December 31, 2005, no Alcon preferred shares were authorized, issued or outstanding.

Future Share Issuances

Under Swiss law, all decisions with respect to capital increases, whether of common or nonvoting preferred shares and whether for cash, non-cash or no consideration, are subject to the approval or authorization by shareholders.

Creation of Conditional Share Capital for the 2002 Alcon Incentive Plan. As of December 31, 2005, our share capital may be increased by a maximum aggregate amount of CHF 4,483,179.40 through the issuance of a maximum of 22,415,897 fully paid common shares, subject to adjustments to reflect share splits, upon the exercise of options to purchase common shares. New common shares will be issued upon the exercise of options which our management, employees and directors may be granted pursuant to the 2002 Alcon Incentive Plan. The grant of these options and the issuance of the underlying common shares upon option exercises will not entitle our shareholders to preemptive rights. The exercise price of the stock options shall be no less than the market price of common shares upon the date of grant of the options. See "Management-2002 Alcon Incentive Plan."

At December 31, 2005, 5,418,404 common shares, including 4,496,781 common shares during 2005, had been issued cumulatively from conditional share capital pursuant to the exercise of stock options granted under the 2002 Alcon Incentive Plan.

In 2002, contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 million of their interests in the 1994 Phantom Stock Plan into 2,165,699 contingent restricted common shares of Alcon. All of these shares were issued from conditional share capital and included in the issued common shares in the accompanying balance sheets at December 31, 2005 and 2004.

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

Notices

Article 31 of our Articles of Association requires us to publish notices, including notice of shareholders' meetings, to our shareholders in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). Our board of directors may, but is not generally required by Swiss law to, designate additional means of providing notice to shareholders. We may also communicate with our shareholders through the addresses registered in our share register.

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

The 2006 annual general meeting of shareholders is scheduled for May 2, 2006 in Zug, Switzerland.

Extraordinary General Meetings

Our board of directors is required to convene an extraordinary general meeting of shareholders, for among other reasons, if a shareholders' meeting adopts a resolution to that effect or if holders of common shares representing an aggregate of at least 10% of our nominal share capital request in writing that it do so. An extraordinary general meeting is convened by publication of a notice as set forth above under "- Notices".

Powers and Duties

Pursuant to Swiss corporate law, our shareholders have the exclusive right to decide on the following matters:

• adoption and amendment of our Articles of Association;

• election of members of our board of directors, statutory auditors, the auditors for our consolidated financial statements and the special auditors;

• approval of our annual report, our statutory financial statements and our consolidated financial statements;

• payments of dividends and any other distributions to shareholders;

• discharge of the members of our board of directors from liability for previous business conduct to the extent such conduct is known to the shareholders; and

• any other resolutions which are submitted to a shareholders' meeting pursuant to law, our Articles of Association or by voluntary submission by our board of directors.

Proxies

Shareholders can choose to be represented at a shareholders' meeting by a proxy who is not required to be a shareholder. Shares held in collective custody through DTC will be able to participate in shareholders' meetings regardless of record ownership. See "- Record Date" below.

Quorum

No quorum for shareholders' meetings is specified in our Articles of Association.

Action by Shareholders

At a shareholders' meeting, all voting takes place by a show of hands, unless voting by ballot is resolved by a majority vote of shareholders present or ordered by the chairman of the meeting or unless voting is done by electronic form as ordered by the chairman of the meeting. Resolutions of shareholders generally require the approval of a majority of the common shares represented at a shareholders' meeting, with abstentions having the effect of votes against the resolution. Shareholders' resolutions requiring the affirmative vote of a majority of the common shares represented at a shareholders' meeting include:

• amendments to our Articles of Association, unless the amendment is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders' meeting;

• elections of directors and auditors;

• approval of our annual report, statutory financial statements and consolidated financial statements;

• payment of dividends;

• decisions to discharge the directors and management from liability for matters disclosed to the shareholders' meeting; and

• ordering of an independent investigation into specific matters proposed to the shareholders' meeting (Sonderprüfung).

Pursuant to Swiss corporate law, the affirmative vote of two-thirds of the common shares represented at a shareholders'

meeting is required to approve:

• changes in our business purpose;

• the creation of shares having different par values, each of which is entitled to one vote (i.e., dual-class common shares);

• the creation of restrictions on the transferability of common shares;

• the creation of authorized share capital or conditional share capital;

• an increase in our share capital by way of capitalization of reserves (Kapitalerhöhung aus Reserven), against contribution in kind (Sacheinlage), for the acquisition of assets (Sachübernahme), as well as involving the grant of preferences;

• a restriction or elimination of preemptive rights of shareholders in connection with a share capital increase;

• a relocation of our place of incorporation; and

• a merger.

In addition, our Articles of Association require the approval of a supermajority of at least two-thirds of the common shares represented at a shareholders' meeting to:

• create or abolish any restrictions on the exercise of voting rights;

• abolish any applicable restrictions on the transferability of shares;

• convert registered shares into bearer shares and vice versa; and

• modify any provisions in our Articles of Association requiring actions to be approved by a supermajority of the common shares represented at a shareholders' meeting.

Under Swiss corporate law, shareholders are not permitted to act by written consent in lieu of a shareholders' meeting.

Record Date

We intend to announce the dates of forthcoming shareholders' meetings not less than 30 days prior to the date of the shareholders' meeting in question and to set a date for eligibility to vote at the shareholders' meeting, which we refer to as the date of the closing of the books, not more than 20 days prior to the date of the shareholders' meeting in question.

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

Repurchases of Shares

Swiss law limits the amount of our shares that we may hold or repurchase. We, together with our subsidiaries, may only repurchase shares if (i) we have sufficient freely distributable reserves to pay the purchase price and (ii) the aggregate par value of the repurchased shares does not exceed 10% of the nominal share capital of our company. Furthermore, we must create a reserve on our statutory balance sheet in the amount of the purchase price of the repurchased shares. Rights to vote are suspended on shares we or our subsidiaries repurchase, but these shares are entitled to the economic benefits applicable to our shares generally.

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

Our Articles of Association provide that the term of office for each director is three years, with the interval between two annual general meetings being deemed a year for this purpose. The initial term of office for each director will be fixed in such a way as to assure that about one-third of all the members must be newly elected or re-elected every year. Swiss law permits staggered terms for directors. Non-executive directors may only be appointed for up to three terms of office. Our organizational regulations provide that directors will retire from office no later than the annual general meeting after their 72nd birthday.

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

Auditors, Group Auditors and Special Auditors

      In May 2005, the shareholders re-elected KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, as Group and Parent Company Auditors for a one-year term of office. KPMG Klynveld Peat Marwick Goerdeler SA meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies. To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG Klynveld Peat Marwick Goerdeler SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP also was retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities. The shareholders re-elected Zensor Revisions AG, Zug, as special auditors for a one-year term of office. The auditors, group auditors and the special auditors are elected for a term ending at our next annual general shareholders' meeting.

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

1.

As of December 31, 2005, the Company had a $2.0 billion Commercial Paper Program ("the CP Program"). As of December 31, 2005, $709.9 million of commercial paper was outstanding under the CP Program at an average interest rate of 4.2% before fees. Nestlé guarantees the commercial paper issued under the CP Program and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. Nestlé's guarantee permits the Company to obtain more favorable interest rates based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the CP program are comparable to the fees that would be paid in an arm's length transaction. Total fees paid to Nestlé for the years ended December 31, 2005, 2004, and 2003 were $0.5 million, $0.8 million and $4.1 million, respectively.

In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002, which is attached as an exhibit to this annual report. Through this Services Agreement, the parties more formally documented the pre-existing CP Program. The Services Agreement states that Nestlé will: (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.’s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.

2.

The Company had available commitments of $343.7 million under unsecured demand notes payable to various Nestlé affiliates; at December 31, 2005, $86.5 million was outstanding under these demand notes. The demand notes are committed for less than one year and accrue interest at rates consistent with local borrowing rates.

3.

On January 1, 2004, the Company entered into an agreement whereby Nestec, S.A., an affiliate of Nestlé, provides certain treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction. The agreement may be terminated with sixty days written notice. This agreement replaces a prior agreement with Nestlé to provide similar services. Total fees paid to Nestec S.A. and Nestlé for the years ended December 31, 2005, 2004 and 2003 were $0.7 million, $0.5 million and $0.5 million, respectively.

4.

On December 8, 2004, the Company entered into a services agreement whereby the Company retained T.R.G. Sear as the Chairman of the Board from January 1, 2005 until the annual general meeting of shareholders held in May 2005. During the term of this agreement, Mr. Sear was paid $240,000 plus a car allowance of $12,500. In addition to the foregoing amounts, Alcon also reimbursed Mr. Sear for reasonable travel expenses associated with his board service. After May 3, 2005, the Company has continued to supply an office to Mr. Sear through May 2010. The agreement may be terminated with 30 days written notice.

D.	EXCHANGE CONTROLS

Other than in connection with government sanctions that may currently be imposed on Iraq, Yugoslavia, Liberia, Sierra Leone, Myanmar, Zimbabwe, Ivory Coast, Sudan, the Democratic Republic of Congo, Uzbekistan, persons related to the assassination of Rafik Hariri and on persons or organizations with links to Osama bin Laden, the "Al-Qaida" group, the Taliban and other terrorist groups, and any other similar sanctions that the Swiss government may impose against various countries, regimes, or parties, there are currently no Swiss governmental laws, decrees, or regulations that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

E.	TAXATION

The following is a summary of the material Swiss tax and U.S. Federal income tax considerations relevant to the ownership, acquisition and disposition of our common shares. By its nature, this summary includes only a general discussion of such tax consequences and as such is not intended to be relied upon as tax advice. DUE TO THE INHERENTLY INDIVIDUAL AND FACT SPECIFIC NATURE OF TAX CONSEQUENCES, ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF COMMON SHARES, INCLUDING THE EFFECTS OF SWISS FEDERAL, U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES.

For purposes of this discussion, a "U.S. Holder" is any one of the following:

• an individual who is a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

• an estate the income of which is subject to U.S. Federal income taxation regardless of its source;

• a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

• a person otherwise subject to U.S. Federal income tax on its worldwide income.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the partner's circumstances and upon the activities of the partnership. Partners of partnerships holding these common shares should consult their tax advisors as to the tax consequences of owning or disposing of common shares.

For purposes of this discussion, a "Swiss Holder" is any one of the following:

• an individual who is a resident of Switzerland;

• corporations and other legal entities that are incorporated in Switzerland;

• corporations and other legal entities that are not incorporated in Switzerland but are effectively managed and controlled in Switzerland;

• a person otherwise subject to Swiss tax on its worldwide income; or

•corporations or other legal entities that are not incorporated in Switzerland nor managed and controlled in Switzerland that hold our common shares as part of a permanent establishment located in Switzerland.

A "Non-U.S. Holder" is a holder that is not a U.S. Holder. This discussion does not address the U.S. Federal, local, state, foreign or other tax consequences for Non-U.S. Holders (other than Swiss tax consequences for Swiss Holders) as a result of the ownership or disposal of common shares. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, LOCAL, STATE, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM AS A RESULT OF THE OWNERSHIP OR DISPOSAL OF COMMON SHARES.

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

The summary is not intended to apply to holders of common shares in particular circumstances, such as:

• dealers in securities;

• traders in securities who elect to apply a mark-to-market method of tax accounting;

• financial institutions;

• regulated investment companies;

• tax-exempt organizations;

• insurance companies;

• persons holding common shares as part of a hedging, straddle, conversion or other integrated transaction;

• holders who hold their common shares other than as capital assets;

• persons whose functional currency is not the U.S. dollar;

• certain U.S. expatriates;

• Swiss Holders of common shares with a value of at least 2 million CHF;

• persons subject to the U.S. alternative minimum tax; and

• holders of common shares that will own directly or indirectly, or will be deemed to own, 10% or more of either the total voting power or the total value of our stock.

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

Swiss Holders

A Swiss Holder who is an individual resident in Switzerland for tax purposes is generally entitled to a tax credit of the withholding tax incurred if that holder is the beneficial owner of such distributions at the time the distribution is due and duly reports the receipt thereof in the relevant tax return.

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

U.S. Holders

A U.S. Holder who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial refund of the withholding tax incurred on a taxable distribution from us if the conditions of the bilateral tax treaty between the United States and Switzerland are satisfied. A U.S. Holder who is a resident of the United States for purposes of the bilateral tax treaty between the United States and Switzerland is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under this treaty, (ii) holds, directly or indirectly, less than 10% of our voting stock and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which common shares are attributable. Such an eligible U.S. Holder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Swiss Federal Tax Administration at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH 3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable. To facilitate the refund process, we have made arrangements with Globe Tax Services, Inc. to offer all U.S. Holders the opportunity to participate in a group refund claim.

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

As of January 1, 2006, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries.

Albania	Iceland	Mexico	South Africa
Australia	India	Moldova	South Korea
Austria	Indonesia	Mongolia	Spain
Belarus	Iran	Morocco	Sri Lanka
Belgium	Israel	Netherlands	Sweden
Bulgaria	Italy	New Zealand	Thailand
Canada	Ivory Coast	Norway	Trinidad and Tobago
Croatia	Jamaica	Pakistan	Tunisia
Czech Republic	Japan	People's Republic of China	Ukraine
Denmark	Kazakhstan	Philippines	United Kingdom
Ecuador	Kuwait	Poland	United States
Egypt	Kyrgyzstan	Portugal	Uzbekistan
Estonia	Latvia	Republic of Ireland	Venezuela
Finland	Liechtenstein	Romania	Vietnam
France	Lithuania	Russia
Germany	Luxembourg	Singapore
Greece	Macedonia	Slovak Republic
Hungary	Malaysia	Slovenia

In addition, new treaties have been signed with Argentina, Pakistan, Serbia and Montenegro. These treaties are not yet in force, however. By exchange of notes, extension of the 1954 Treaty with the United Kingdom applies to Antigua and Barbuda, Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Malawi, Montserrat, St. Christopher Nevis

and Anguilla, St. Lucia, St. Vincent, and Zambia. By extension of notes, the 1973 Treaty with Denmark applies to the Faroe Islands.

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

U.S. Federal Income Tax Considerations for U.S. Holders

Taxation of Dividends

The gross amount of a distribution made by us, including any amounts of Swiss tax withheld, will be taxable to a U.S. Holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes. Under recent U.S. Federal income tax legislation, the Company is a "qualified foreign corporation" and thus generally dividend income received by an individual taxpayer (assuming certain holding period requirements are met) is taxable to a U.S. Holder at the rate imposed on net capital gains, which currently cannot exceed 15 percent. Dividends received on common shares will not be eligible for the dividends received deduction generally allowed to corporations.

Distributions in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a U.S. Holder to the extent of the U.S. Holder's tax basis in its common shares. To the extent that such distributions are in excess of the U.S. Holder's basis in its common shares, the distribution will constitute gain from the deemed sale or exchange of his or her shares. See "Tax on Sale or Exchange of Common Shares" below.

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

Controlled Foreign Corporation; Foreign Personal Holding Company

We do not expect to be deemed a "controlled foreign corporation" or a "foreign personal holding company" because we expect more than 50% of the voting power and value of our shares to be held by non-U.S. persons. If more than 50% of the voting power or value of our shares were owned (directly or indirectly or by attribution) by U.S. Holders who hold 10% or more of the voting power of our outstanding shares, then we would become a controlled foreign corporation and the U.S. Holders who hold 10% or more of our voting power would be required to include in their taxable income as a constructive dividend an amount equal to their share of certain of our undistributed income. If more than 50% of the voting power or value of our shares were owned (directly or indirectly or by attribution) by five or fewer individuals who are citizens or residents of the United States and if at least 60% of our income were to consist of certain interest, dividend or other enumerated types of income, we would become a foreign personal holding corporation and all U.S. Holders (regardless of their ownership percentage) would be required to include in their taxable income as a constructive dividend an amount equal to their share of certain of our undistributed income.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company because less than 75% of our gross income will consist of certain "passive" income and less than 50% of the average value of our assets will consist of assets that produce, or are held for the production of, such passive income. For this purpose, "passive" income generally includes dividends from unrelated companies, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. If we were to become a passive foreign investment company, which determination will be made on an annual basis, the passive foreign investment company rules could produce significant adverse consequences for a U.S. Holder (regardless of the ownership percentage of our shares held by such holder), including the loss of the preferential tax rate on dividends.

Backup Withholding and Information Reporting

Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares. This withholding generally applies only if that individual holder:

•

fails to furnish his or her taxpayer identification number to the U.S. financial institution that is in charge of the administration of that holder's common shares or any other person responsible for the payment of dividends on the common shares;

•	furnishes an incorrect taxpayer identification number;

•

is notified by the U.S. Internal Revenue Service that he or she has failed to properly report payments of interest or dividends and the U.S. Internal Revenue Service has notified us that the individual holder is subject to backup withholding; or

•	fails, under specified circumstances, to comply with applicable certification requirements.

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

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENT OF EXPERTS Not Applicable
H.	DOCUMENTS ON DISPLAY

The descriptions of each contract, agreement or other document filed as an exhibit to this report on Form 20-F are summaries only and do not purport to be complete. Each such description is qualified in its entirety by reference to such exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

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

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks. At December 31, 2005, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not untypical that six larger customers in the United States may total approximately 16% of the outstanding balance of accounts receivable; however no single customer accounts for more than 10% of annual sales.

As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $350,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 19 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size, and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

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

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we hedge less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would be completely offset by a gain or loss on the underlying foreign currency asset or liability. Regarding foreign currency forward contracts, an instantaneous ten percent decline in foreign exchange rates at December 31, 2005 would have decreased our earnings before income taxes by approximately $7.0 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars. At December 31, 2005, the financial instruments were as follows:

$62.8 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany receivables (denominated in various currencies) held by our Swiss subsidiary.

$95.4 million equivalent notional amount of forward currency swap agreements intended to offset the exposure resulting from intergroup loans denominated in yen in our Belgium and Italy subsidiaries.

$2.3 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$5.3 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany receivables (denominated in British pounds sterling) held by Alcon Inc.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.1% at December 31, 2005) instrument. At December 31, 2005, the fair value of the interest rate swap was $1.6 million, based on market data including the relevant interest rate. The equivalent notional principal amount at December 31, 2005, was $42.6 million.

At December 31, 2005, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

Variable Rate Instruments	Fair Value
(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$1,457.2

Liabilities:
Short Term Debt - Variable Rate	1,021.5
Long Term Debt - Variable Rate	17.7
Interest Rate Swaps - Variable Rate	44.2

Pretax Earnings Effect on Variable Rate Instruments of	1% Decrease in Rates	1% Increase in Rates
	(in millions)
Assets	$(14.6)	$14.6
Debt	10.4	(10.4)
Swaps	0.4	(0.4)
Total	$(3.8)	$3.8

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed with the intention of reducing sensitivity to interest rate changes. The market value of the Company’s fixed income portfolios classified as available-for-sale investments was approximately $260.6 million at December 31, 2005. The market value of the Company’s fixed income portfolios classified as trading securities was approximately $101.0 million at December 31, 2005.

Certain of the Company’s fixed income managers use derivatives as part of their overall fixed income strategies, including the use of swaps, futures, and options. At December 31, 2005, the aggregate notional amount of these contracts was $121.6 million, with a fair value of $(0.7) million.

Equity Risk

We purchase equity securities as a component of our overall investment strategy for corporate liquidities. The Company’s equity investments are professionally managed by firms with proven long term performance records. Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly. At December 31, 2005, the fair value of the Company’s equity securities was approximately $56.4 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                            Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures. As of the end of the period covered by this annual report (the "Evaluation Date"), the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including its chief executive officer and its chief financial officer, pursuant to Rule 13a-15 of the Exchange Act of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on this evaluation, the Company's chief executive officer and its chief financial officer concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b)	Not Applicable.

(c)	Not Applicable.

(d)

Changes in Internal Control over Financial Reporting. There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation performed above that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.

A.	AUDIT COMMITTEE FINANCIAL EXPERT

Alcon’s board of directors has determined that Thomas G. Plaskett is an "audit committee financial expert" as defined in the instructions for Item 16A of Form 20-F. Mr. Plaskett is "independent," as determined in accordance with the rules of the New York Stock Exchange.

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

The aggregate worldwide fees billed by KPMG LLP and its affiliates for professional services to the Company were $3.90 million in 2005 and $3.59 million in 2004, as noted below.

	2005	2004
	(in thousands)

Audit Fees (1)	$3,397	$2,708
Audit-Related Fees (2)	154	309
Tax Fees (3)	331	560
All Other Fees (4)	13	16
Total Fees	$3,895	$3,593

(1)

Audit Fees represent fees for professional services provided for the audit of the Company’s annual financial statements, review of the Company’s quarterly financial statements, and statutory audits for the Company’s worldwide subsidiaries/affiliates.

(2)

Audit related fees consisted principally of fees for audits of financial statements of certain employee benefit plans and assistance in documenting internal controls. In 2005, employee benefit plan trusts directly paid approximately $58,000 of these fees.

(3)	Tax Fees represent fees for professional services related to tax compliance and tax planning / advisory consultation.

(4)	All Other Fees represent professional services provided for services not directly supporting financial statement audits.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended December 31, 2005 and 2004 have been approved by the Audit Committee subject to the policy and procedures described below.

Audit Committee Pre-Approval Policy and Procedures

Policy

The Audit Committee will pre-approve the following professional services provided to Alcon, Inc. and its subsidiaries as rendered by the primary Alcon Group external auditors and additional external auditors specific to the Company subsidiary ("external auditors"):

(1)	All auditing services (which may entail providing comfort letters in connection with securities underwritings or statutory audits); and

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

The following table provides information with respect to purchases made during the year ended December 31, 2005 by or on behalf of Alcon or any "affiliated purchaser," of its common shares that are registered pursuant to section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)(b)(c)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)(b)(c)	Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs (d)

January 1 to 31, 2005	455,039	$79.08	455,039	5,143,961
February 1 to 28, 2005	285,624	82.73	285,624	4,858,337
March 1 to 31, 2005	315,000	88.82	315,000	4,543,337
April 1 to 30, 2005	315,331	90.08	315,331	4,228,006
May 1 to 31, 2005	380,454	99.62	380,454	3,847,552
June 1 to 30, 2005	440,000	105.73	440,000	3,407,552
July 1 to 31, 2005	252,248	111.83	252,248	3,155,304
August 1 to 31, 2005	213,001	116.57	213,001	2,942,303
September 1 to 30, 2005	320,158	122.36	320,158	2,622,145
October 1 to 31, 2005	423,210	128.61	423,210	2,198,935
November 1 to 30, 2005	320,000	139.07	320,000	1,878,935
December 1 to 31, 2005	1,289	144.58	1,289	1,877,646
Total	3,721,354	$105.27	3,721,354	N/A

On February 8, 2006, Alcon’s board of directors authorized the purchase of up to an additional 5,000,000 Alcon common shares. While a portion of these shares may be used to satisfy the exercise of stock options or share-settled stock appreciation rights, a portion of these shares may be cancelled and retired if approved by Alcon’s shareholders.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit
No.	Description
1.1	Registrant's Articles of Association, as of February 21, 2006
1.2	Registrant's Organizational Regulations, as of September 8, 2005
(Incorporated by reference to Exhibit 99.1 of Registrant’s report on Form 6-K filed on September 12, 2005)
2.1	The Registrant agrees to furnish copies of any instruments defining the rights of holders of long term debt of the Registrant and its consolidated subsidiaries to the Commission upon request.
4.1	Amended 2002 Alcon Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on December 15, 2005)
4.2	Alcon Executive Deferred Compensation Plan
(Incorporated by reference to Exhibit 4.1 to the Registrant's
Registration Statement on Form S-8 filed on December 12, 2003,
File No. 333-100746)
4.3	Alcon 401(k) Retirement Plan and Trust
(Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed on December 12, 2003, File No. 333-111145)
4.4	Alcon Excess 401(k) Plan (Incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed on March 12, 2004)
4.5	Alcon Supplemental Executive Retirement Plan for Alcon Holdings, Inc.
and Affiliated Entities (Incorporated by reference to Exhibit 4.5 to the
Registrant’s Annual Report on Form 20-F filed on March 12, 2004)
4.6	Commercial Paper Guarantee
(Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed on March 31, 2003)
4.7	Demand Note payable to Nestlé Capital Corporation, dated June 21, 2002
(Incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed on March 31, 2003)
4.8	Investment Services Agreement with Nestec S.A. effective January 1, 2004
(Incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F filed on March 15, 2005)
4.9	Services Agreement with T.R.G. Sear effective January 1, 2005
(Incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F filed on March 15, 2005)
4.10

Separation Agreement between Nestlé S.A. and Alcon, Inc., dated February 22, 2002 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on February 22, 2002)

4.11	Guarantee Fee and Commercial Paper Program Services Agreement among Nestlé S.A., Alcon, Inc., and Alcon Capital Corporation which documents a pre-existing arrangement, effective October 28, 2002
8.1	Significant Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
12.2	Certification of Chief Financial Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
13.1	Certification Furnished Pursuant to Rule 13a-14(b)
(17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b))
and Section 1350 of Chapter 63 of Title 18 of the
United States Code (18 U.S.C. Section 1350)
14.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

________ALCON, INC._____________________
(Registrant)

/s/ Jacqualyn A. Fouse
(Signature)
Jacqualyn A. Fouse, Senior Vice President, Finance and
Chief Financial Officer

Date:

March 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Alcon, Inc.

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Fort Worth, Texas

February 8, 2006

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$1,457.2	$1,093.4
Short term investments	377.7	138.2
Trade receivables, net	725.4	696.8
Inventories	427.2	455.2
Deferred income tax assets	178.9	176.1
Other current assets	101.6	84.4

Total current assets	3,268.0	2,644.1
Long term investments	154.8	--
Property, plant and equipment, net	829.6	830.2
Intangible assets, net	293.7	329.3
Goodwill	550.0	549.2
Long term deferred income tax assets	77.5	66.4
Other assets	54.6	48.9

Total assets	$5,228.2	$4,468.1

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$156.0	$126.2
Short term borrowings	1,021.5	911.6
Current maturities of long term debt	5.9	4.5
Other current liabilities	1,095.1	835.1

Total current liabilities	2,278.5	1,877.4

Long term debt, net of current maturities	56.0	71.9
Long term deferred income tax liabilities	15.8	23.3
Other long term liabilities	321.8	307.6
Contingencies (note 16)
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 336,975,000
shares authorized; 314,559,103 shares issued and
306,485,298 shares outstanding at December 31, 2005;
310,062,322 shares issued and 305,654,454 shares
outstanding at December 31, 2004	43.4	42.7
Additional paid-in capital	806.3	547.3
Accumulated other comprehensive income (loss)	90.9	225.4
Deferred compensation	--	(2.6)
Retained earnings	2,282.3	1,653.6
Treasury shares, at cost; 8,073,805 shares at December 31, 2005;
and 4,407,868 shares at December 31, 2004	(666.8)	(278.5)

Total shareholders' equity	2,556.1	2,187.9

Total liabilities and shareholders' equity	$5,228.2	$4,468.1

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2005	2004	2003
	(in millions, except share data)

Sales	$4,368.5	$3,913.6	$3,406.9
Cost of goods sold	1,078.4	1,081.6	1,005.9

Gross profit	3,290.1	2,832.0	2,401.0
Selling, general and administrative	1,594.7	1,237.3	1,112.5
Research and development	421.8	390.4	349.9
Gain on sale of plant	--	--	(8.2)
Amortization of intangibles	85.7	72.5	67.4

Operating income	1,187.9	1,131.8	879.4
Other income (expense):
Gain (loss) from foreign currency, net	0.7	(2.2)	2.0
Interest income	48.7	23.3	18.5
Interest expense	(38.8)	(26.9)	(41.8)
Other, net	4.4	(0.3)	--

Earnings before income taxes	1,202.9	1,125.7	858.1
Income taxes	271.9	253.9	262.7

Net earnings	$931.0	$871.8	$595.4

Basic earnings per common share	$3.04	$2.85	$1.93

Diluted earnings per common share	$2.98	$2.80	$1.92

Basic weighted average common shares	306,036,089	305,761,128	307,934,623
Diluted weighted average common shares	311,903,177	310,837,194	310,812,399

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2005, 2004 and 2003

	Common Shares			Accumulated
	Number		Additional	Other
	of Shares		Paid-in	Comprehensive	Deferred	Retained	Treasury
	Outstanding	Amount	Capital	Income (Loss)	Compensation	Earnings	Shares	Total
	(in millions, except share data)

Balance, December 31, 2002	309,032,167	$42.5	$508.5	$(16.4)	$(15.2)	$463.0	$(8.1)	$974.3

Comprehensive income:
Net earnings	--	--	--	--	--	595.4	--	595.4
Change in net unrealized losses on
investments	--	--	--	(0.3)	--	--	--	(0.3)
Change in net unrealized losses on
cash flow hedges	--	--	--	5.8	--	--	--	5.8
Minimum pension liability
adjustment, net of taxes	--	--	--	(2.5)	--	--	--	(2.5)
Foreign currency translation
adjustments	--	--	--	149.2	--	--	--	149.2

Total comprehensive income								747.6

Share award transactions	71,984	--	3.5	--	--	--	(0.2)	3.3
Treasury shares acquired	(585,100)	--	--	--	--	--	(34.2)	(34.2)
Compensation expense	--	--	--	--	7.7	--	--	7.7
Dividends on common shares	--	--	--	--	--	(107.2)	--	(107.2)

Balance, December 31, 2003	308,519,051	42.5	512.0	135.8	(7.5)	951.2	(42.5)	1,591.5

Comprehensive income:
Net earnings	--	--	--	--	--	871.8	--	871.8
Change in net unrealized losses on
investments	--	--	--	(1.5)	--	--	--	(1.5)
Minimum pension liability
adjustment, net of taxes	--	--	--	(1.5)	--	--	--	(1.5)
Foreign currency translation
adjustments	--	--	--	92.6	--	--	--	92.6

Total comprehensive income								961.4

Share award transactions	757,803	0.2	35.3	--	--	--	0.3	35.8
Treasury shares acquired	(3,622,400)	--	--	--	--	--	(236.3)	(236.3)
Compensation expense	--	--	--	--	4.9	--	--	4.9
Dividends on common shares	--	--	--	--	--	(169.4)	--	(169.4)
Balance, December 31, 2004	305,654,454	42.7	547.3	225.4	(2.6)	1,653.6	(278.5)	2,187.9

Comprehensive income:
Net earnings	--	--	--	--	--	931.0	--	931.0
Change in net unrealized losses on
investments	--	--	--	1.9	--	--	--	1.9
Minimum pension liability
adjustment, net of taxes	--	--	--	4.0	--	--	--	4.0
Foreign currency translation
adjustments	--	--	--	(140.4)	--	--	--	(140.4)

Total comprehensive income								796.5

Share award transactions	4,552,198	0.7	259.0	--	--	--	3.6	263.3
Treasury shares acquired	(3,721,354)	--	--	--	--	--	(391.9)	(391.9)
Compensation expense	--	--	--	--	2.6	--	--	2.6
Dividends on common shares	--	--	--	--	--	(302.3)	--	(302.3)
Balance, December 31, 2005	306,485,298	$43.4	$806.3	$90.9	$--	$2,282.3	$(666.8)	$2,556.1

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2005	2004	2003
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$931.0	$871.8	$595.4
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	124.9	120.7	110.4
Amortization of intangibles	85.7	72.5	67.4
Amortization of deferred compensation	2.6	4.9	7.7
Tax benefit from share-based compensation	110.1	9.3	0.9
Deferred income taxes	(28.6)	(40.5)	(28.1)
Loss (gain) on sale of assets	2.7	2.7	(7.2)
Provisions for losses (note 16)	248.7	--	--
Changes in operating assets and liabilities:
Trading securities	(213.3)	--	--
Trade receivables	(81.2)	(36.8)	(19.6)
Inventories	(18.6)	23.9	25.0
Other assets	(31.3)	(29.6)	36.5
Accounts payable and other current liabilities	80.9	37.4	92.9
Other long term liabilities	21.4	11.5	34.1

Net cash from operating activities	1,235.0	1,047.8	915.4
Cash provided by (used in) investing activities:
Proceeds from sale of assets	3.7	1.6	21.1
Purchases of property, plant and equipment	(162.2)	(146.2)	(157.9)
Purchases of intangible assets	(43.2)	(69.9)	(5.0)
Net purchases of available-for-sale investments	(180.6)	(41.0)	(33.9)

Net cash from investing activities	(382.3)	(255.5)	(175.7)
Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	123.9	(434.5)	(506.9)
Repayment of long term debt	(16.1)	(9.3)	(23.5)
Dividends on common shares	(302.0)	(169.4)	(107.2)
Proceeds from exercise of stock options	153.1	26.8	2.6
Acquisition of treasury shares	(391.9)	(236.3)	(34.1)

Net cash from financing activities	(433.0)	(822.7)	(669.1)

Effect of exchange rates on cash and cash equivalents	(55.9)	37.8	47.5

Net increase in cash and cash equivalents	363.8	7.4	118.1
Cash and cash equivalents, beginning of year	1,093.4	1,086.0	967.9

Cash and cash equivalents, end of year	$1,457.2	$1,093.4	$1,086.0

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"). The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

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

The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e)	Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g)	Investments

The Company holds investments of various types, maturities and classifications.

Trading Securities. Trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Gains or losses from changes in fair value of these securities are included in the consolidated statements of earnings in other, net.

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt and equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders’ equity. The cost of securities sold is based on the specific identification method.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in other, net. Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair value and the write-down would be recorded to earnings as a loss.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification. The Company considers all liquid interest-earning investments with a maturity of three months or less to be cash equivalents. Debt securities with maturities greater than three months and less than one year are classified as short term investments. Generally, debt securities with remaining maturities greater than one year are classified as long term investments. However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

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

The Company regularly uses foreign currency forward exchange contracts to reduce the effect of exchange rate changes on certain foreign currency denominated intercompany and third-party transactions. The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

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

Goodwill is not amortized, but instead is tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for impairment could exist.

Intangible assets, net, consist of acquired customer base, trademarks, patents and licensed technology. The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 4 to 20 years.

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

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company determined the impact of this act and adopted FSP No. FAS 106-2 during the second quarter of 2004. See note 15 entitled Pension and Postretirement Benefits.

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

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 104.

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales in accordance with Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)." To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

In accordance with certain government rebate requirements (such as those under U.S. Medicaid and Medicare) and with certain contractual agreements, the Company is required to pay rebates to customers, their customers or government agencies under provisions that limit the amounts that may be paid for pharmaceuticals and surgical devices. The amount of accrued product rebates is included in other current liabilities.

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales. The Company

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.

(n)	Research and Development

Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o)	Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $128.8, $124.7 and $119.5 in 2005, 2004 and 2003, respectively.

Shipping and handling costs amounted to $49.1, $39.3 and $42.5 in 2005, 2004 and 2003, respectively.

Legal costs are expensed during the period incurred.

(p)	Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q)	Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2005	2004	2003

Basic weighted average common shares outstanding	306,036,089	305,761,128	307,934,623
Effect of dilutive securities:
Employee stock options	5,580,253	4,543,823	2,106,941
Contingent restricted common shares	286,835	532,243	770,835

Diluted weighted average common shares outstanding	311,903,177	310,837,194	310,812,399

The effect of antidilutive stock options was not significant for the periods presented.

(r)	Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments, unrealized gains (losses) on cash flow hedges and minimum pension liability adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(s)	Stock Based Compensation

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No costs for stock options were reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the "fair value" recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" in accounting for the plan.

	2005	2004	2003

Net earnings, as reported	$931.0	$871.8	$595.4
Deduct: Total stock-based employee compensation
expense determined under the "fair value" method
for all awards, net of related tax benefits	(60.4)	(51.5)	(35.7)
Proforma net earnings	$870.6	$820.3	$559.7

Earnings per common share:
Basic - as reported	$3.04	$2.85	$1.93
Basic - proforma	$2.84	$2.68	$1.82

Diluted - as reported	$2.98	$2.80	$1.92
Diluted - proforma	$2.80	$2.65	$1.80

(t)	Treasury Shares

Treasury shares are accounted for by the cost method. The board of directors has approved the repurchase of common shares to satisfy the exercise of employee options to purchase common shares as described in note 11.

(u)	Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(v)	Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(2)	Cash Flows__Supplemental Disclosures

	2005	2004	2003

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for the following:

Interest expense, net of amount capitalized	$37.8	$28.0	$43.3

Income taxes	$157.4	$327.8	$239.9

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Supplemental Disclosure of Non-Cash Financing Activities:

a)	In 2002 certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.

Deferred compensation (included in shareholders’ equity) related to the restricted common shares was reduced by $2.6, $4.9 and $7.7, which amounts were charged against earnings in the years ended December 31, 2005, 2004 and 2003, respectively, and were reflected as adjustments in net cash from operating activities.

b)

During the years ended December 31, 2005, 2004 and 2003, certain individuals terminated employment before vesting in their restricted Alcon common shares and forfeited less than 10,000 restricted common shares in each year. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares.

c)

In 2005, $0.3 of dividends applicable to Alcon common shares that previously have been deferred into the Alcon Executive Deferred Compensation Plan were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares. In 2005, 911 treasury shares were delivered to participants, representing previously declared dividends applicable to common shares withdrawn from this plan.

d)

In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the noninterest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and accordingly, as a non-cash transaction, was not reflected in the consolidated statement of cash flows.

(3)	Supplemental Balance Sheet Information

	December 31,
	2005	2004
Cash and Cash Equivalents
Cash	$102.2	$36.0
Cash equivalents on deposit with Nestlé	4.8	1.7
Cash equivalents -- other	1,350.2	1,055.7

Total	$1,457.2	$1,093.4

	December 31,
	2005	2004
Trade Receivables, Net
Trade receivables	$753.4	$728.7
Allowance for doubtful accounts	(28.0)	(31.9)

Net	$725.4	$696.8

	2005	2004	2003
Allowance for Doubtful Accounts
Balance at beginning of year	$31.9	$35.6	$34.9
Bad debt expense	0.3	0.6	2.2
Charge-off (recoveries), net	(4.2)	(4.3)	(1.5)

Balance at end of year	$28.0	$31.9	$35.6

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	December 31,
	2005	2004

Inventories
Finished products	$255.6	$281.7
Work in process	36.6	43.1
Raw materials	135.0	130.4

Total	$427.2	$455.2

	December 31,
	2005	2004

Other Current Assets
Prepaid expenses	$55.2	$43.4
Receivables from affiliates	0.2	0.1
Other	46.2	40.9

Total	$101.6	$84.4

	December 31,
	2005	2004

Property, Plant and Equipment, Net
Land and improvements	$25.9	$27.0
Buildings and improvements	606.0	604.2
Machinery, other equipment and software	998.8	956.4
Construction in progress	75.4	50.5

Total	1,706.1	1,638.1

Accumulated depreciation	(876.5)	(807.9)

Net	$829.6	$830.2

Construction in progress at December 31, 2005 consisted primarily of various plant expansion projects. Commitments related to these projects at December 31, 2005 totaled $33.6.

	December 31,
	2005	2004

Other Current Liabilities
Deferred income tax liabilities	$14.4	$17.2
Payables to affiliates	1.3	1.8
Accrued warranties	7.9	7.6
Accrued compensation	250.0	257.3
Accrued taxes	258.7	230.7
Accrued product rebates	112.2	115.6
Provisions for losses (note 16)	245.2	--
Other	205.4	204.9

Total	$1,095.1	$835.1

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	2005	2004	2003

Warranty Reserve
Balance at beginning of year	$7.6	$7.3	$6.4
Warranty expense	10.7	10.4	11.0
Warranty payments, net	(10.4)	(10.1)	(10.1)

Balance at end of year	$7.9	$7.6	$7.3

	December 31,
	2005	2004

Other Long Term Liabilities
Pension plans	$232.2	$215.3
Postretirement health care plan	62.5	61.2
Deferred compensation	20.9	24.0
Other	6.2	7.1

Total	$321.8	$307.6

	December 31,
	2005	2004

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$91.6	$232.0
Unrealized gains (losses) on investments	(0.7)	(2.6)
Minimum pension liability adjustment, net of tax benefit	--	(4.0)

Total	$90.9	$225.4

At December 31, 2005, the portion of retained earnings that was available under Swiss law for the payment of dividends was $1,769.6.

(4)	Investments

At December 31, 2005 and 2004, investments were as follows:

	2005	2004

Short term investments:
Trading securities	$213.3	$--
Available-for-sale investments	164.4	138.2

Total short term investments	$377.7	$138.2

Long term investments—available-for-sale investments	$154.8	$--

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2005 and 2004, trading securities were as follows:

	2005		2004
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains	Value	Gains	Value

Total trading securities	$2.6	$213.3	$--	$--

At December 31, 2005, $49.9, including unrealized gains of $1.9, of the trading securities consisted of a hedge fund operated by an investment management company owned by Nestlé.

At December 31, 2005, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$49.9	$--	$(3.2)	$46.7
Senior secured bank loans	117.6	0.1	--	117.7

Total short term investments	167.5	0.1	(3.2)	164.4

Long term investments:
U.S. government and agency securities	43.6	0.2	(0.2)	43.6
Mortgage-backed securities	9.9	--	--	9.9
Foreign government bonds	3.5	0.3	--	3.8
Corporate debt securities	33.4	1.7	(2.2)	32.9
Other debt securities	6.0	--	--	6.0
Equity securities	54.0	4.2	(1.8)	56.4
Other investments	2.0	0.2	--	2.2

Total long term investments	152.4	6.6	(4.2)	154.8

Total available-for-sale investments	$319.9	$6.7	$(7.4)	$319.2

At December 31, 2004, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$48.6	$0.3	$(3.4)	$45.5
Senior secured bank loans	90.1	0.4	--	90.5
Other debt securities	2.1	0.1	--	2.2

Total available-for-sale investments	$140.8	$0.8	$(3.4)	$138.2

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The contractual maturities of available-for-sale investments at December 31, 2005 were as follows:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$176.4	$173.2
Other debt securities, maturing:
Within one year	0.8	0.9
Between 2 and 10 years	20.7	20.6
Between 11 and 15 years	2.3	2.3
Beyond 15 years	63.7	63.6

Total debt securities recorded at market	263.9	260.6

Equity and other investments	56.0	58.6

Total available-for-sale investments	$319.9	$319.2

*Mortgage-backed securities and senior secured bank loans

Proceeds from sales of available-for-sale investments were $190.6, and the gross realized gains and gross realized losses on those sales were $4.3 and $1.1, respectively, for the year ended December 31, 2005. There were no significant sales of available-for-sale investments for the years ended December 31, 2004 and 2003.

The net unrealized holding losses for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders’ equity for the years ended December 31, 2005, 2004 and 2003 were $0.7, $2.6 and $1.1, respectively. Net unrealized holding gains on trading securities included in earnings for the year ended December 31, 2005 were $2.6.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2005	2004	2003

Changes in unrealized holding gains (losses) arising
during the period	$1.4	$(1.5)	$(0.2)
Reclassification adjustment for losses (gains) included
in net income	0.5	--	(0.1)
Changes in net unrealized gains (losses) on investments,
net of taxes	$1.9	$(1.5)	$(0.3)

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

As of December 31, 2005, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 Months
	Fair	Unrealized
	Value	Losses

Short term investments:
Mortgage-backed securities	$49.9	$(3.2)

Long term investments:
U.S. government and agency securities	13.8	(0.2)
Corporate debt securities	14.4	(2.2)
Equity securities	25.7	(1.8)

Total long term investments	53.9	(4.2)

Total available-for-sale investments	$103.8	$(7.4)

(5)	Intangible Assets and Goodwill

	December 31, 2005		December 31, 2004
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:
Licensed technology	$620.6	$(393.9)	$583.2	$(321.9)
Other	195.9	(128.9)	186.5	(118.5)

Total	$816.5	$(522.8)	$769.7	$(440.4)

During 2005, the Company entered into an agreement to fix certain payment obligations under a license agreement that provides for future royalties, thus converting a portion of the variable payments into a fixed amount. The new agreement required the Company to pay $95.3, which it remitted in July 2005. The amount attributable to the license agreement ($40.4) was recorded in intangible assets and is being amortized over the remaining useful life of 6 years. The remainder of the payment, attributable to past royalties, had been accrued under the original license agreement.

In 2004, the Company entered into an agreement to buy out the remaining payment obligations under a license agreement that provided for future royalties, thus converting it into a fixed price license agreement. The fixed price license is being amortized over the remaining estimated useful life of 4 years.

	Years ended December 31,
	2005	2004	2003

Aggregate amortization expense related to intangible assets	$85.7	$72.5	$67.4

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Estimated Amortization Expense:

For year ended December 31, 2006	$82.0
For year ended December 31, 2007	$78.9
For year ended December 31, 2008	$57.5
For year ended December 31, 2009	$27.6
For year ended December 31, 2010	$14.6

The Company recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 were as follows:

	United States	International
	Segment	Segment	Total

Balance, December 31, 2003	$339.3	$212.8	$552.1

Impact of changes in foreign exchange rates and other	--	(2.9)	(2.9)

Balance, December 31, 2004	339.3	209.9	549.2

Impact of changes in foreign exchange rates and other	--	0.8	0.8

Balance, December 31, 2005	$339.3	$210.7	$550.0

(6)	Short Term Borrowings

	December 31,
	2005	2004

Lines of credit	$197.8	$141.0
Commercial paper	709.9	651.7
From affiliates	86.5	90.6
Bank overdrafts	27.3	28.3

Total short term borrowings	$1,021.5	$911.6

At December 31, 2005, the Company had several unsecured line of credit agreements totaling $456.8 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were less than $0.5 during 2005, 2004 and 2003. The weighted average interest rates at December 31, 2005 and 2004 were 3.0% and 4.3%, respectively. The amounts outstanding under these agreements at December 31, 2005 were due at various dates during 2006.

At December 31, 2005, the Company had a $2,000 commercial paper facility. At December 31, 2005, the outstanding balance carried an average interest rate of 4.2% before fees. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company’s management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2005, 2004 and 2003 were $0.5, $0.8 and $4.1, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2005 were either due on

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

demand or at various dates during 2006. The weighted average interest rate at December 31, 2005 and 2004 was 1.9%. The unused portion under the line of credit agreements was $257.2 at December 31, 2005.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $177.0 at December 31, 2005. The weighted average interest rates on bank overdrafts at December 31, 2005 and 2004 were 5.6% and 4.8%, respectively.

(7)	Long Term Debt

	December 31,
	2005	2004

License obligations	$15.7	$13.4
Bank loan	44.2	50.5
Other	2.0	12.5

Total long term debt	61.9	76.4
Less current maturities of long term debt	5.9	4.5

Long term debt, net of current maturities	$56.0	$71.9

License obligations represented the present value of noninterest bearing future fixed payments through 2013 that were capitalized as intangibles. These obligations were discounted at the Company’s borrowing rate (4.8% to 8.5%) at the time each license was obtained.

The Company’s Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011. This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.1% at December 31, 2005. The bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2005, 2004 and 2003.

Long term maturities for each of the next five years are $5.9 in 2006, $5.8 in 2007, $1.2 in 2008, $1.0 in 2009, and $2.1 in 2010.

Interest costs of $0.4, $0.8 and $0.5 in 2005, 2004 and 2003, respectively, were capitalized as part of property, plant and equipment.

(8)	Income Taxes

The components of earnings before income taxes were:

	2005	2004	2003

Switzerland	$590.6	$461.8	$244.8
Outside of Switzerland	612.3	663.9	613.3

Earnings before income taxes	$1,202.9	$1,125.7	$858.1

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Income tax expense (benefit) consisted of the following:

	2005	2004	2003

Current:
Switzerland	$67.9	$32.1	$12.6
Outside of Switzerland	232.6	262.3	278.2

Total current	300.5	294.4	290.8

Deferred:
Switzerland	(2.8)	(9.8)	5.9
Outside of Switzerland	(25.8)	(30.7)	(34.0)

Total deferred	(28.6)	(40.5)	(28.1)

Total	$271.9	$253.9	$262.7

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2005	2004	2003

Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	17.3	22.3	25.3
Current year research and experimentation credits	(1.0)	(1.1)	(0.2)
Other current year taxes, changes in valuation
allowances and rates	0.3	(0.3)	0.2
Current year nondeductible and excludable items	0.7	(0.9)	0.1
Tax impact of prior year audit settlements, amended
returns and adjustments to estimates	(3.6)	(0.1)	(2.6)
Research and experimentation credits and
audit settlements	--	(5.1)	--
Effect of recording provisions for losses discussed in
note 16 in higher tax rate jurisdictions	1.1	--	--

Effective tax rate	22.6%	22.6%	30.6%

In June 2004, the Company recognized a current income tax benefit of $57.6, for certain discrete items resulting from filing amended federal income tax returns for prior years claiming research and experimentation tax credits and from resolution of several significant tax audit issues related to prior years.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2005, Alcon's subsidiaries had net operating loss carryforwards as follows:

Year of Expiration	Amount

2006	$--
2007	15.5
2008	--
2009	2.5
2010	--
2011-2013	2.0
Indefinite	--

Total net operating loss carryforwards	$20.0

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Current tax expense does not reflect benefits of $110.1, $9.3 and $0.9 for the years ended December 31, 2005, 2004 and 2003, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

Temporary differences and carryforwards at December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004

Deferred income tax assets:
Trade receivables	$33.2	$33.9
Inventories	47.8	43.1
Other assets	9.2	15.5
Accounts payable and other current liabilities	69.9	76.1
Other liabilities	118.7	111.2
Net operating loss carryforwards	6.8	9.5

Gross deferred income tax assets	285.6	289.3
Unused tax credits	6.3	7.4
Valuation allowance	(6.1)	(9.2)

Total deferred income tax assets	285.8	287.5

Deferred income tax liabilities:
Property, plant and equipment	33.3	46.5
Goodwill and intangible assets	16.1	25.9
Other	10.2	13.1

Total deferred income tax liabilities	59.6	85.5

Net deferred income tax assets	$226.2	$202.0

Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2005. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $93.2 have not been provided on approximately $1,865.7 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

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

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2005	2004	2003	2005	2004	2003	2005	2004	2003

United States	$2,195.4	$1,990.3	$1,785.9	$1,098.3	$925.4	$802.4	$102.7	$93.2	$83.0
International	2,173.1	1,923.3	1,621.0	875.9	700.0	516.2	56.0	54.8	52.4

Segments total	4,368.5	3,913.6	3,406.9	1,974.2	1,625.4	1,318.6	158.7	148.0	135.4
Manufacturing operations	--	--	--	(32.1)	(28.7)	(30.1)	35.4	30.9	28.7
Research and development	--	--	--	(377.1)	(349.2)	(315.1)	12.7	10.6	8.1
General corporate	--	--	--	(377.1)	(115.7)	(94.0)	3.8	3.7	5.6

U.S. GAAP total	$4,368.5	$3,913.6	$3,406.9	$1,187.9	$1,131.8	$879.4	$210.6	$193.2	$177.8

In 2005, the Company realigned certain legal department activities to be a part of the general corporate function. The corresponding expenses for 2004 and 2003 were reclassified from the research and development function to the general corporate function to conform with current year presentation.

A large part of the decrease in general corporate operating income for 2005 was due mainly to a litigation provision related to a patent infringement claim discussed in note 16.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(10)	Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

				Property, Plant and
	Sales			Equipment
	For the Years Ended December 31,			At December 31,
	2005	2004	2003	2005	2004

United States	$2,195.4	$1,990.3	$1,785.9	$541.7	$522.5
Japan	314.1	302.3	263.9	10.6	16.9
Switzerland	28.9	27.9	25.5	8.5	9.1
Rest of world	1,830.1	1,593.1	1,331.6	268.8	281.7

Total	$4,368.5	$3,913.6	$3,406.9	$829.6	$830.2

Pharmaceutical	$1,767.7	$1,542.6	$1,309.9
Surgical	2,016.9	1,814.4	1,585.9
Consumer eye care	583.9	556.6	511.1

Total	$4,368.5	$3,913.6	$3,406.9

(11)	Share-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company’s board of directors may award to officers, directors and key employees options to purchase up to 30 million Alcon common shares at a price set by the board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

From time to time, the Company’s board of directors has authorized the acquisition on the open market of Alcon common shares to satisfy the exercise of stock options granted under the 2002 Alcon Incentive Plan. At December 31, 2005, outstanding authorizations by the Company’s board of directors would permit the additional purchase of approximately 1.9 million Alcon common shares for this purpose.

The Company applies the intrinsic value based method in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under this method, compensation expense is measured as soon as the number of shares and the exercise price is known. Compensation cost is measured by the amount by which the current market price of the underlying stock exceeds the exercise price. The Company discloses the proforma impact of the "fair value" based method of accounting for share-based employee compensation plans.

The "fair value" of each stock option grant was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Expected volatility	33.0%	33.0%	33.0%
Risk-free interest rate	3.61%	3.0%	2.92%
Expected lives	5 years	5 years	4 years
Dividend yield	1.0%	1.0%	1.0%

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The status of the stock option awards as of December 31, 2005, 2004 and 2003 and the changes during the years then ended are presented below:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	16,278,653	$42	12,981,786	$35	7,062,584	$33
Granted	3,478,611	79	4,199,270	64	6,063,485	37
Forfeited	(106,743)	55	(135,124)	40	(65,709)	33
Exercised	(4,555,104)	34	(767,279)	35	(78,574)	33

Outstanding at end of year	15,095,417	53	16,278,653	42	12,981,786	35

Options exercisable at year-end	3,326,147		879,869		752,325

Weighted average "fair value" of options granted during the year	$25.55		$19.64		$10.09

The following table summarizes information about fixed stock options as of December 31, 2005:

		Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted			Weighted
Range of		Remaining	Average	Scheduled		Average
Exercise	Number	Contractual	Exercise	Exercisable	Number	Exercise
Prices	Outstanding	Life	Price	Date	Exercisable	Price

$33	2,082,664	6.25 years	$33	March 21, 2005	2,039,364	$33
33	35,000	6.50 years	33	July 1, 2005	35,000	33
36	5,413,051	7.20 years	36	February 18, 2006	583,391	36
42-55	55,750	7.61 years	49	Various dates in 2006	--
63	3,994,825	8.12 years	63	February 11, 2007	550,700	63
67-80	62,000	8.68 years	77	Various dates in 2007	--
80	27,000	9.05 years	80	January 18, 2008	--
79	3,406,127	9.12 years	79	February 9, 2008	117,692	79
98-128	19,000	9.47 years	108	Various dates in 2008	--

Total	15,095,417				3,326,147

At December 31, 2005, the Company had reserved 22,415,897 shares of common stock for issuance pursuant to the 2002 Alcon Incentive Plan.

The 2002 Alcon Incentive Plan also provides that the board may grant Stock Appreciation Rights ("SARs") whereby the grantee may receive the appreciation in stock value over the grant price. The Company’s operating results included expenses related to these SARs of $18.6, $9.1 and $4.3 for the years ended December 31, 2005, 2004 and 2003, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(12)	Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the board of directors administers the plan. Plan payments were $10.0 and $9.2 for 2005 and 2004, respectively. The plan’s liability was $9.7 and $18.3 at December 31, 2005 and 2004, respectively, which was included in other current liabilities and, at December 31, 2004, also in other long term liabilities in the accompanying consolidated balance sheets.

In 2002, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at December 31, 2005 and 2004, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options (which became fully vested in March 2005) to purchase approximately 0.9 million Alcon common shares at $33.00 under the 2002 Alcon Incentive Plan. The restricted shares were scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives’ deferral elections to be held and owned by the Company in a rabbi trust. During the years ended December 31, 2005 and 2004, certain executives elected to defer $6.2 and $5.0, respectively, of compensation. At December 31, 2005 and 2004, liabilities under the DCP, included in other long term liabilities in the accompanying consolidated balance sheets, were $13.1 and $5.4, respectively.

As of December 31, 2005 and 2004, 179,788 and 158,306 Alcon common shares, respectively, have been deferred into the DCP. Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the years ended December 31, 2005 and 2004, deferrals under the plan were $3.1 and $2.5, respectively. At December 31, 2005 and 2004, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $5.6 and $2.7, respectively.

(13)	Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company’s cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company’s ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of future foreign currency cash flows and changes in fair value caused by fluctuations in foreign exchange rates.

A primary objective of the foreign currency risk management program is to protect the value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange. The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows. All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity’s functional currency. To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities. The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. The fair value hedge derivative instruments have settlement dates in the first half of 2006 and cover an equivalent notional amount of $165.8.

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2005 and 2004, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $42.6. In addition, at December 31, 2005, the Company held, as part of a fixed income portfolio, various domestic and international interest rate swaps, options and futures contracts with an aggregate notional amount of $121.6 and a fair value of $(0.7). The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

Fair Value of Financial Instruments

At December 31, 2005 and 2004, the Company’s financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

	December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets:
Cash and cash equivalents	$1,457.2	$1,457.2	$1,093.4	$1,093.4

Short term trading and available-for-sale investments	377.7	377.7	138.2	138.2

Long term available-for-sale investments	154.8	154.8	--	--

Forward exchange contracts	0.2	0.2	1.1	1.1
Interest rate swaps	1.6	1.6	2.4	2.4
Embedded derivatives on convertible debt	4.3	4.3	--	--

Liabilities:
Short term borrowings	1,021.5	1,021.5	911.6	911.6
Long term debt	61.9	62.5	76.4	77.8
Forward exchange and option contracts	1.3	1.3	1.6	1.6
Interest rate swaps	0.7	0.7	2.4	2.4

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

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(14)	Related Party Transactions

At December 31, 2005, Nestlé owned 230,250,000 common shares of Alcon.

The Company’s material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2005, 2004 and 2003, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2005	2004	2003

Interest expense	$2.9	$3.4	$8.2
Interest income	0.1	0.1	--

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.7, $0.9 and $0.7 in 2005, 2004 and 2003, respectively. Nestlé provides the Company with certain services, including a portion of the Company’s information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm’s length prices. Such charges were less than $2.0 in each of the three years ended December 31, 2005, 2004 and 2003.

The Company executes certain foreign exchange contracts through Nestlé Finance S.A., Cham to benefit from Nestlé’s foreign exchange transaction volumes and expertise. At December 31, 2005, the Company had a notional amount outstanding with Nestlé of $5.3.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2005, the total maximum under these lines of credit was approximately $157.4.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

(15)	Pension and Postretirement Benefits

The Company’s pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company’s cost of defined contribution plans was $66.8, $58.1 and $53.7 in 2005, 2004 and 2003, respectively. The information provided below pertains to the Company’s defined benefit pension plans and postretirement health care plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year.

In December 2003, Alcon’s board of directors approved the Alcon Supplemental Executive Retirement Plan ("ASERP"). The ASERP is a non-qualified pension plan for key employees who become eligible for participation on or after January 1, 2004. Existing participants in the non-qualified Executive Salary Continuation Plan ("ESCP") will continue to accrue benefits under the ESCP through December 31, 2008. Thereafter, they will begin to accrue benefits for future service under the provisions of the ASERP. The effect of these plan changes has been shown as plan amendments in the change in benefit obligations for 2004 shown below.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The following table reconciles the changes in benefit obligations, fair value of plan assets and funded status for the years ended December 31, 2005 and 2004:

			Postretirement
	Pension Benefits		Benefits
	2005	2004	2005	2004

Change in Benefit Obligation
Benefit obligation at beginning of year	$280.2	$254.1	$177.6	$173.0
Service cost	16.7	14.6	9.0	7.2
Interest cost	15.0	13.8	10.5	8.9
Benefits paid by trust	(1.3)	(1.4)	(5.4)	(5.4)
Benefits paid by Company	(9.4)	(8.6)	--	--
Foreign currency translation	(3.9)	0.9	--	--
Plan amendments	--	(10.7)	--	--
Actuarial (gain)/loss	2.4	17.5	13.1	(6.1)

Benefit obligation at end of year	$299.7	$280.2	$204.8	$177.6

Change in Plan Assets
Fair value of plan assets at beginning of year	$28.2	$25.9	$91.5	$83.2
Actual return on plan assets	0.8	0.3	5.1	4.6
Employer contribution	4.1	2.6	12.5	9.1
Foreign currency translation	(3.5)	0.8	--	--
Benefits paid	(1.3)	(1.4)	(5.4)	(5.4)

Fair value of plan assets at end of year	$28.3	$28.2	$103.7	$91.5

Reconciliation of Funded Status to Consolidated Balance Sheet
Funded status	$(271.4)	$(252.0)	$(101.1)	$(86.1)
Unrecognized prior service cost (benefit)	(8.8)	(9.7)	2.2	2.8
Unrecognized actuarial loss	48.8	53.4	36.4	22.1

Net amount recognized in the consolidated balance sheet	$(231.4)	$(208.3)	$(62.5)	$(61.2)

Reconciliation to Consolidated Balance Sheet

Prepaid benefit costs in other current assets	$0.9	$0.7	$--	$--
Accrued benefit costs in other current liabilities	(0.1)	--	--	--
Pension and postretirement obligation in other long term liabilities	(232.2)	(215.3)	(62.5)	(61.2)
Accumulated other comprehensive income	--	6.3	--	--
Net amount recognized in the consolidated balance sheet	$(231.4)	$(208.3)	$(62.5)	$(61.2)

The accumulated benefit obligation for all defined benefit pension plans was $233.2 and $219.5 at December 31, 2005 and 2004, respectively.

			Postretirement
	Pension Benefits		Benefits
Weighted Average Assumptions as of December 31,	2005	2004	2005	2004

Discount rate	5.5%	5.5%	5.75%	6.00%
Expected return on plan assets	2.2%	2.0%	7.46%	7.25%
Rate of compensation increase	5.7%	5.6%	N/A	N/A

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The discount rate for the defined benefit pension plans was determined by matching, as of the measurement date, the expected future cash flows with high-quality fixed-income securities of the same duration. This resulted in a weighted average discount rate of 5.5% as an appropriate equivalent annualized rate.

The discount rate for the postretirement benefit plan was selected by taking into account the rates of return on high-quality fixed-income securities as of the measurement date. Traditionally, the Moody’s Aa corporate bond index has served as a proxy for this rate.

The expected long term rates of return on plan assets were based on historical market index returns for the applicable asset classes weighted in proportion to the target allocation of the plan. The return assumption for the postretirement benefits plan also took into account the estimated cost of life insurance coverage and insurer profit due to the use of the trust-owned life insurance investment vehicle.

The Company recorded a decrease in minimum pension liability of $4.0 and an increase of $1.5, net of tax, for the years ended December 31, 2005 and 2004, respectively. The adjustments were reflected in accumulated other comprehensive income and other long term liabilities.

Plan Assets

The Company’s defined benefit pension plans and postretirement benefit plan weighted average asset allocations at December 31, 2005 and 2004, respectively, by asset category are as follows:

	Pension		Postretirement
	Benefits		Benefits
	2005	2004	2005	2004
Asset Category:
Equity securities	10%	8%	55%	60%
Real estate investment trust units	--	--	1	--
Debt securities	10	10	41	40
Guaranteed investment contracts	70	72	--	--
Cash and cash equivalents	10	10	3	--
Total	100%	100%	100%	100%

The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The majority of the Company’s defined benefit pension plans were unfunded, with the major funded plan designated for employees in Japan. The weighted average target allocation for the pension benefit plan is 8% equity securities, 12% debt securities and 80% guaranteed investment contracts. At December 31, 2005 and 2004, for the pension benefit plan, the equity securities consisted primarily of stocks of Japanese companies, the debt securities were comprised primarily of debt securities of Japanese companies, and the guaranteed investment contracts were invested with two large Japanese insurance companies for fixed returns of 0.75%. The weighted average target asset allocation for the postretirement benefit plan is 50% to 60% equity securities, 35% to 45% debt securities, up to 2% real estate investment trust units, up to 2% convertible securities, and 2% to 4% cash value of life insurance. At December 31, 2005 and 2004, for the postretirement benefit plan, the equity securities consisted of a Standard & Poor’s 500 index fund and the debt securities were comprised of a Lehman Aggregate bond index fund and a money market fund. In addition, in 2005, assets contributed to a 401(h) plan were invested in a balanced fund of U.S. and international stocks, bonds and real estate investment trust units.

In February 2005, the Company transferred $200.2 to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2005, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $22.4, short term investments of $62.5 and long term investments of $146.9 less obligations to settle investment purchases of $23.1), which were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Contributions

The Company expects to contribute approximately $3.0 to its pension plans in 2006. The Company contributed $12.5 to its postretirement benefit plan in 2005 and expects to contribute approximately $16.3 in 2006.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts

2006	$11.2	$5.9	$0.3
2007	11.9	6.5	0.4
2008	12.7	7.2	0.4
2009	14.0	7.9	0.5
2010	15.0	8.6	0.6
2011 - 2015	98.7	59.1	4.8

	Pension Benefits			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Components of Net Periodic Benefit Cost

Service cost	$16.7	$14.6	$14.5	$9.0	$7.3	$10.1
Interest cost	15.0	13.8	13.2	10.5	8.9	11.7
Expected return on assets	(0.6)	(0.4)	0.5	(6.4)	(6.7)	(6.0)
Prior service cost amortization	(0.9)	(0.9)	--	0.5	0.5	0.5
Recognized actuarial loss	1.9	2.9	2.7	0.2	--	2.6

Net periodic benefit cost	$32.1	$30.0	$30.9	$13.8	$10.0	$18.9

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 7.5% in 2006, declining to 5.0% in 2008 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$4.2	$(3.3)

Effect on the postretirement benefit obligation	35.6	(28.8)

During the second quarter of 2004, the Company recognized the effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 in accounting for its postretirement health care plan. The Company made no amendments to its plan and determined that the impact of the act reduced the accumulated postretirement benefit obligation ("APBO") at January 1, 2004 to $142.7 from $173.0. This reduction in the APBO eliminated the previous actuarial loss, for which the amortization would have been $1.7 for the year 2004. It also decreased the annual service cost and interest cost by $1.8 and $1.9, respectively, in 2004.

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2005, 2004 and 2003 were $11.8, $5.9 and $5.2, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(16)	Commitments and Contingencies

Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware. AMO claimed the Company infringed AMO’s U.S. Patent Nos. 5,700,240 and 6,059,765, challenging certain features of the Company’s Infiniti® vision system and the Advantec® and Everest™ software upgrades to its Legacy® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its InfinitiÒ vision system with the current version of the FMS cassette.

By an order entered December 16, 2005, the court ruled in favor of AMO and set damages at $213.9. In the final judgment entered January 20, 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorney’s fees and costs. The Company is appealing the decision and believes it has multiple legal and factual grounds to support its appeal. The Company also has filed a motion for a new trial.

Although the court granted AMO’s motion for an injunction, the court also granted the Company’s motion to stay the injunction pending the outcome of the appeal. Because the injunction was stayed by the court, the Company will be able to continue to sell and distribute Infiniti® vision systems and Infiniti® FMS cassettes during the appeals process. Under the court’s order, existing customers and customers who purchase or lease new Infiniti® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction.

Due to the District Court’s final judgment, the Company recorded (in selling, general and administrative expenses) in the fourth quarter of 2005 a $240.0 provision related to this litigation, although the Company will be appealing the decision. While this appeal is pending, the Company will continue to develop an alternative design of its Infiniti® FMS cassette, which management expects to have available in the first half of 2006.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company’s nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded provisions totaling $8.7 ($3.2 in cost of goods sold and $5.5 in selling, general and administrative expenses) for the resulting write-offs and estimated costs of repairs. The Company was effectively self-insured through its captive insurance subsidiary for these losses and intends to seek recovery from the parties responsible for the fires and explosions; however, in accordance with Statement of Financial Accounting Standards No. 5, the Company has not recognized any amounts for such recovery.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

The Company's tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The Company leases certain facilities and equipment under operating leases. The Company accounts for operating leases in accordance with Statement of Financial Accounting Standards No. 13. As such, the total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease. Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset. Lease expense incurred was $51.1, $49.8 and $46.7 during 2005, 2004 and 2003, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year were as follows:

Year	Amount

2006	$44.8
2007	33.0
2008	22.6
2009	17.0
2010	13.9
Thereafter	58.6

Total minimum lease payments	$189.9

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2018. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2005 were as follows:

Year	Amount

2006	$17.0
2007	12.6
2008	6.0
2009	3.7
2010	3.2
Thereafter	2.2

Total	$44.7

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2005, 2004 and 2003 were $40.6, $48.1 and $38.8, respectively.

At December 31, 2005, the Company had guaranteed less than $5.0 of debt for certain customers. At December 31, 2005, the Company had outstanding letters of credit of $25.2. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

(17)	Sale of Plant

In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 in cash resulting in a pretax gain of $8.2.

(18)	Subsequent Events

On February 8, 2006, pursuant to the 2002 Alcon Incentive Plan, the board of directors approved the grant to certain employees of share-settled stock appreciation rights and stock options for approximately 1.5 million common shares at $122.90 per share, the closing market price on that date. The share-settled stock appreciation rights and stock options are scheduled to become exercisable in 2009 and expire in 2016. The board also approved the grant to certain employees of 0.2 million restricted common shares and share-settled restricted share units. The restricted common shares and share-

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

settled restricted share units will vest at the end of a three-year period with forfeitures if the recipient is not fully vested at retirement before age 60.

The board of directors also approved the repurchase of up to an additional 5 million Alcon common shares.

(19)	Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,

2005
Sales	$1,070.5	$1,172.0	$1,071.1	$1,054.9
Operating income	326.8	419.8	367.9	73.4
Net earnings	249.5	325.0	295.8	60.7

Basic earnings per common share	$0.82	$1.06	$0.96	$0.20
Diluted earnings per common share	$0.80	$1.04	$0.95	$0.19

2004
Sales	$963.6	$1,039.2	$958.1	$952.7
Operating income	276.6	347.7	277.0	230.5
Net earnings	191.0	299.2	194.3	187.3

Basic earnings per common share	$0.62	$0.98	$0.64	$0.61
Diluted earnings per common share	$0.61	$0.96	$0.62	$0.60

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.

Net earnings for the three months ended December 31, 2005 were substantially lower than the comparable period in 2004 due mainly to provisions for litigation related to a patent infringement claim and property damages discussed in note 16.

Net earnings for the three months ended June 30, 2004 reflect a current income tax benefit of $57.6, due to filing amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years.