Form 20-F
period 2006-03-19
ALCON INC
filed 2007-03-19
CIK 1167379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2006
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.               301,182,404 Common Shares

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer	X	Accelerated Filer	Non-accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	X	Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	X	No

INTRODUCTION AND USE OF CERTAIN TERMS

Trademarks used by Alcon, Inc. ("Alcon") appear in italic type in this report and are the property of or are licensed by one of our subsidiaries.

In this report, the trademark product brand names refer to the products noted below.

Product Brand Name	Referenced Product
A-OK®	A-OK® ophthalmic knives
Accurus®	Accurus® surgical system
AcrySof®	AcrySof® intraocular lens
AcrySof® IQ	AcrySof® IQ intraocular lens
AcrySof® Low Power ReSTOR®	AcrySof® Low Power ReSTOR® intraocular lens
AcrySof® Natural	AcrySof® Natural intraocular lens
AcrySof® ReSTOR®	AcrySof® ReSTOR® intraocular lens
AcrySof® ReSTOR® Aspheric	AcrySof® ReSTOR® Aspheric intraocular lens
AcrySof® ReSTOR® Toric	AcrySof® ReSTOR® Toric intraocular lens
AcrySof® Toric	AcrySof® Toric intraocular lens
ALCON®	ALCON® house trademark
Alomide®	Alomide® ophthalmic solution
AquaLase®	AquaLase® liquefaction
Azopt®	Azopt® ophthalmic suspension
Betoptic S®	Betoptic S® ophthalmic suspension
Bion® Tears	Bion® Tears lubricant eye drops
BSS Plus®	BSS Plus® irrigating solution
Ciloxan®	Ciloxan® ophthalmic solution and ointment
CIPRODEX®*	CIPRODEX® otic suspension
Cipro® HC*	Cipro® HC Otic
CLERZ® Plus	CLERZ® Plus lens rewetting drops
CustomCornea®	CustomCornea® wavefront system
Custom Pak®	Custom Pak® surgical procedure packs
DisCoVisc®	DisCoVisc® viscoelastic system
DuoTrav™	DuoTrav™ ophthalmic solution
DuoVisc®	DuoVisc® viscoelastic system
Emadine®	Emadine® ophthalmic solution
EXPRESS®	EXPRESS® contact lens care solutions
Fluorescite®	Fluorescite® ophthalmic solution
Grieshaber®	Grieshaber® surgical instruments
ICAPS®	ICAPS® dietary supplements
ICAPS® MV	ICAPS® MV dietary supplements
Infiniti®	Infiniti® vision system
LADAR6000™	LADAR6000™ excimer laser/system
LADARVision® 4000	LADARVision® 4000 excimer laser/system
LADARWave®	LADARWave® wavefront system
Laureate™	Laureate™ compact phacoemulsification system
LEGACY®	LEGACY® surgical system
Maxitrol®	Maxitrol® ophthalmic suspension
NEVANAC®	NEVANAC® ophthalmic preparations
Opatanol®	Opatanol® ophthalmic solution
OPTI-FREE®	OPTI-FREE® contact lens care solutions
OPTI-FREE® EXPRESS® No-Rub®	OPTI-FREE® EXPRESS® No-Rub® contact lens care solution
OPTI-FREE® Plus	OPTI-FREE® Plus multi-purpose solution
OPTI-FREE® RepleniSH®	OPTI-FREE® RepleniSH® multi-purpose disinfecting solution
OPTI-FREE® SupraClens®	OPTI-FREE® SupraClens® preservative-free active cleaning solution
Opti-One® No Rub®	Opti-One® No Rub® multi-purpose solution
OZil™	OZil™ torsional hand piece/technology

Product Brand Name	Referenced Product
Patanase®	Patanase® nasal spray
Patanol®	Patanol® ophthalmic solution
Perfluoron®	Perfluoron® perfluoro-n-octane liquid
POLYQUAD®	POLYQUAD® preservative/antimicrobial
ProVisc®	ProVisc® ophthalmic surgical device
RETAANE®	RETAANE® 15 mg anecortave acetate suspension
Series 20000®	Series 20000® surgical equipment
Silikon®	Silikon® ophthalmic surgical oil
SOFZIA™	SOFZIA™ preservative system
Systane®	Systane® lubricant eye drops
Tears Naturale®	Tears Naturale® lubricant eye drops
Tears Naturale® Forte	Tears Naturale® Forte lubricant eye drops
Tears Naturale Free®	Tears Naturale Free® lubricant eye drops
Tears Naturale® II	Tears Naturale® II lubricant eye drops
TobraDex®	TobraDex® ophthalmic suspension or ointment
Tobrex®	Tobrex® ophthalmic solution or ointment
TRAVATAN®	TRAVATAN® ophthalmic solution
TRAVATAN®Z™	TRAVATAN®Z™ ophthalmic solution
Vegamox™	Vegamox™ ophthalmic solution
Vigamox®*	Vigamox® ophthalmic solution
VISCOAT®	VISCOAT® ophthalmic surgical device

*     Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Healthcare AG. Vigamox® and Vegamox™ are licensed to Alcon by Bayer Healthcare AG.

Timoptic-XE® is a trademark of Merck & Co., Inc. Zaditor® is a trademark of Novartis AG.

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

This report uses certain terms defined below.

Term	Definition
AMD	Age-related macular degeneration
AMO	Advanced Medical Optics, Inc.
ANDA	Abbreviated New Drug Application
AOMT	Otitis media in the presence of tympanostomy tubes
ASERP	Alcon Supplemental Executive Retirement Plan
BAC	Benzalkonium chloride
CEO	Chief Executive Officer
CMS	The Centers for Medicare and Medicaid Services
CP Program	Alcon's Commercial Paper Program
(the) Company	Alcon, Inc. and its subsidiaries
DCP	Alcon Executive Deferred Compensation Plan
DTC	Depository Trust Company
ESCP	Alcon's Executive Salary Continuance Plan
EUCMS	Concerned member state of the European Union
Evaluation Date	End of the period covered by this annual report
Exchange Act	U.S. Securities Exchange Act of 1934
External auditors	The primary Alcon Group external auditors and additional external auditors specific to the Company subsidiary
FASB	Financial Accounting Standards Board
FDA	United States Food and Drug Administration
FIN	FASB Interpretation
FTC	U.S. Federal Trade Commission
IPO	The initial public offering of approximately 69,750,000 of Alcon, Inc.'s common shares on March 20, 2002
IRB	Institutional Review Board
LTIP	Alcon's Long Term Incentive Plan
MAA	European Marketing Authorisation Application
NDA	New Drug Application
Nestlé	Nestlé S.A., a Swiss corporation
Non-U.S. Holder	A holder that is not a U.S. Holder (see definition of U.S. Holder below)
NSAID	Non-steroidal anti-inflammatory drug
NTIOL	New Technology Intraocular Lenses, as defined by CMS
NYSE	New York Stock Exchange
OTC	Over-the-Counter drugs available without a prescription
PMA	Pre-market Approval
RMS	Reference member state of the European Union
SAB	Staff Accounting Bulletin published by the SEC
SEC	United States Securities and Exchange Commission
Services Agreement	Guarantee Fee and Commercial Paper Program Services Agreement, as described in Item 7.B, "Related Party Transactions"
SFAS	Statement of Financial Accounting Standards
SSAR(s)	Share-settled stock appreciation right(s)
Swiss Holder	Security holder as defined in Item 10.E.
U.S. GAAP	United States generally accepted accounting principles
U.S. Holder	Security holder as defined in Item 10.E.

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

Statements in this report regarding the Company's market share position in the United States for ophthalmic pharmaceuticals (including generics) are based on total prescriptions filled as provided by the Wolters Kluwer Health Source Prescription Audit for the year ended December 31, 2006.

Statements in this report regarding the Company's market share position worldwide for ophthalmic surgical products by sales are based on internal estimates prepared using industry data for the nine months ended September 30, 2006.

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

Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

•	resources devoted to research and development may not yield new products that achieve commercial success;

•	the production and launch of commercially viable products may take longer and cost more than expected;

•	competition may lead to worse than expected financial condition and results of operations;

•	changes in reimbursement procedures and/or amounts by third-party payors;

•	changes caused by regulatory or market forces in the prices we receive for our products;

•	the global economic environment in which we operate, as well as the economic conditions in our markets;

•	currency exchange rate fluctuations may negatively affect our financial condition and results of operations;

•	the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism;

•	supply and manufacturing disruptions could negatively impact our financial condition or results of operations;

•	inability to attract qualified personnel, which could negatively impact our ability to grow our business;

•	difficulty in protecting our intellectual property rights;

•	pending or future litigation may negatively impact our financial condition and results of operations;

•	government regulation or legislation may negatively impact our financial condition or results of operations;

•	product recalls or withdrawals may negatively impact our financial condition or results of operations;

•	the occurrence of environmental liabilities arising from our operations; and

•

the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries.

You should read this report completely and with the understanding that Alcon's actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the United States Securities and Exchange Commission ("SEC"), we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables present our selected historical consolidated financial data in accordance with U.S. GAAP. This information should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 5 of this report and the consolidated financial statements, including the accompanying notes thereto, included in Item 18 of this report.

	Year Ended December 31,
		2006		2005		2004		2003	2002
		(in millions, except per share data)
Statement of Earnings Data:
Sales		$4,897		$4,368		$3,914		$3,407	$3,009
Cost of goods sold		1,215		1,078		1,082		1,006	893

Gross profit		3,682		3,290		2,832		2,401	2,116
Selling, general and administrative		1,399		1,594		1,237		1,113	1,015
Research and development		512		422		390		350	323
Gain on sale of plant		--		--		--		(8)	--
Amortization of intangibles		199		86		73		67	74

Operating income		1,572		1,188		1,132		879	704
Interest income		74		49		23		19	22
Interest expense		(43)		(39)		(27)		(42)	(53)
Other, net		14		5		(2)		2	5

Earnings before income taxes		1,617		1,203		1,126		858	678
Income taxes		269		272		254		263	211

Net earnings		$1,348		$931		$872		$595	$467

Basic weighted-average common shares outstanding		304		306		306		308	301
Diluted weighted-average common shares outstanding		309		312		311		311	303
Basic earnings per common share		$4.43		$3.04		$2.85		$1.93	$1.54
Diluted earnings per common share		$4.37		$2.98		$2.80		$1.92	$1.53
Dividends paid on common shares		$417		$302		$169		$107	(*	)
Dividends paid per common share: U.S. $		$1.38		$0.99		$0.55		$0.35	(*	)
Dividends paid per common share: Swiss CHF	CHF	1.68	CHF	1.18	CHF	0.72	CHF	0.45	(*	)

Cash Flow Data:
Cash provided by (used in):
Operating activities		$1,406		$1,235		$1,048		$915	$701
Investing activities		(166)		(382)		(256)		(176)	(127)
Financing activities		(1,225)		(433)		(823)		(669)	(753)

	At December 31,
		2006		2005		2004		2003	2002
		(in millions)
Balance Sheet Data:
Current assets		$3,462		$3,268		$2,644		$2,470	$2,200
Working capital (deficit)		1,461		990		767		237	(373)
Total assets		5,427		5,228		4,468		4,224	3,880
Long term debt, net of current maturities		49		56		72		75	81
Total shareholders' equity		2,914		2,556		2,188		1,592	974

(*)

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

The following table sets forth, for the periods indicated, information concerning the exchange rate between Swiss francs and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York:

	Exchange Rate for 1 U.S. Dollar
Fiscal Year	Period End (1)	Average (1) (2)	High	Low

2002	1.3833	1.5567	1.7190	1.3833
2003	1.2380	1.3450	1.4181	1.2380
2004	1.1412	1.2426	1.3202	1.1338
2005	1.3148	1.2459	1.3255	1.1466
2006	1.2195	1.2532	1.3165	1.1911

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the daily rates as published by the Federal Reserve Bank of New York during the period.

The following table sets forth the high and low noon buying rate for the Swiss franc for each of the prior six months:

	Exchange Rate for 1 U.S. Dollar
Month	Period End	Average	High	Low

September 2006	1.2504	1.2455	1.2580	1.2308
October 2006	1.2424	1.2602	1.2752	1.2424
November 2006	1.1966	1.2356	1.2566	1.1966
December 2006	1.2195	1.2099	1.2253	1.1911
January 2007	1.2470	1.2431	1.2534	1.2125
February 2007	1.2189	1.2393	1.2532	1.2189

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

We devote substantial resources to research and development. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of a new product, from discovery through testing and registration to initial product launch, typically takes between eight and fifteen years or more for a pharmaceutical product and three and seven years or more for a medical device. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with our research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully or they may take longer than we expect to develop or to gain their approval. For example, we are investing substantial sums in the research and development of new treatments for age-related macular degeneration ("AMD"), a condition in which the retina degenerates, thereby reducing sight. These may take longer and cost more to develop and may be less successful than we currently anticipate, or than other therapies that are presently or soon may be on the market. This risk also applies to our research and development projects intended to treat glaucoma, dry eye and all other therapeutic areas. We can make no assurances that any of the projects currently in our development pipeline will be commercially successful products.

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

Most of our major products are covered by patents that give us a degree of market exclusivity during the term of the patent. Upon patent expiration, our competitors may introduce products using the same technology. As a result of this possible increase in competition, we may need to charge a lower price in order to maintain sales of our products which could result in these products becoming less profitable. If we fail to develop and successfully launch new products prior to the expiration of patents for our existing products, our sales and profits with respect to those products could decline significantly. We may not be able to develop and successfully launch more advanced replacement products before these and other patents expire.

For instance, our successful combination ocular anti-infective/anti-inflammatory product, TobraDex® ophthalmic suspension and ointment, will lose its patent protection in the United States in December 2008. We expect that new competitive generic products will reduce the price we receive for TobraDex®. In anticipation, we are working to develop a more advanced product to replace TobraDex®. However, there is no guarantee that we will be successful in that development.

Economic conditions and price competition may cause sales of our products used in elective surgical procedures to decline and reduce our profitability.

Sales of products used in elective surgical procedures have been and may continue to be adversely impacted by economic conditions. Generally, the costs of elective surgical procedures are borne by individuals without reimbursement from their medical insurance providers or government programs. Accordingly, individuals may be less willing to incur the costs of these procedures in weak or uncertain economic conditions, there may be a decline in the number of these procedures, there may be a decline in the amount we realize for each procedure and the market for equipment used in the procedure may be negatively impacted.

The United States Food and Drug Administration ("FDA") and other regulators may authorize sales of some prescription pharmaceuticals on a non-prescription basis, which would reduce the profitability of our prescription products.

In October 2006, the FDA revised the status of the allergy drug Zaditor® (Novartis AG) from "prescription only" to "over-the-counter," or "OTC". The approval by the FDA of the sale of this and other pharmaceutical products without a prescription may reduce demand for our competing prescription products and, accordingly, reduce our profits. Medicines regulators in other jurisdictions have similar powers to authorize OTC switches, either on their own initiative or in response to an approval-holder's request. In the future, managed care organizations or other third-party payors may petition the FDA or other medicines regulators to permit sales of some of our pharmaceutical products on a non-prescription basis, which could reduce our profits.

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

The initiatives of managed care organizations and governments to contain health care costs in the United States and in other countries are placing an increased emphasis on the delivery of more cost-effective medical therapies. This emphasis could adversely affect sales and prices of our products. Physicians, hospitals and other health care providers may be reluctant to purchase our products if they do not receive reimbursement for the cost of our pharmaceutical and surgical products and for procedures performed using our surgical medical device products from third-party payors such as Medicare, Medicaid and health insurance programs, both governmental and private. For example:

•

Major third-party payors for hospital services, including government insurance plans, Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies during the last few years, resulting in stricter standards for and lower levels of reimbursement of hospital and outpatient charges for some medical procedures.

•

In the United States, the Centers for Medicare and Medicaid Services ("CMS") impose controls on the prices at which medical devices and physician-administered drugs used in ophthalmic surgery are reimbursed for Medicare patients. Many private third-party payors use CMS guidelines in determining reimbursement levels. Increased pressures to reduce government health care spending could lower our effective average selling price.

•

Most European Union member states impose controls on the prices at which medicines and medical devices are reimbursed under state health care schemes; because of increased pressures to reduce government health care spending and increased transparency of prices following the adoption of the euro, member governments in some countries in the European Union are requesting price reductions to match prices charged in other countries in the European Union; furthermore, with increased price transparency, parallel importation of pharmaceuticals from lower price level countries to higher priced markets has grown; these parallel imports lower our effective average selling price.

•

Japan also imposes controls on the prices at which medicines and medical devices are reimbursed under the national health care schemes; because of increased pressures to reduce government health care spending, the government continues to seek cuts where possible, and is actively promoting the use of generic products.

•

Managed care organizations restrict the pharmaceutical products that doctors in those organizations can prescribe through the use of formularies, the lists of drugs which physicians are permitted to prescribe to patients in a managed care organization, and exclusion of our pharmaceutical products from these formularies or additional price concessions necessary to be included on formularies could have an adverse effect on our revenues and profits.

•	Competitors may introduce generic products that compete directly or indirectly with our products and such generic products may reduce our unit sales and prices.

•	There are proposed and existing laws and regulations governing product prices and the profitability of companies in the health care industry.

•	There have been recent initiatives by third-party payors to challenge the prices charged for medical products which could affect our profitability.

•

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

U.S. federal legislation, enacted in December 2003, has added an outpatient prescription drug benefit to Medicare, effective January 2006. The benefit is provided primarily through private entities, which attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations increase pressures to lower prices. While the current law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit the United States government to use its purchasing power to negotiate discounts from pharmaceutical companies, which would likely have a negative impact on the pricing of prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include certain limitations on prescription drug prices.

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

A significant portion of our pharmaceutical and eye care products are sold to major pharmaceutical and health care distributors and major retail chains in the United States. Consequently, our sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, wholesalers' buying decisions or other factors. Additionally, we are exposed to a concentration of credit risk to these customers that, if affected by financial difficulty, could materially and adversely affect our financial results.

The consolidation of wholesale customers could further increase pricing and competitive pressures on pharmaceutical manufacturers, including us.

Wholesale customers comprise a significant part of the distribution network for pharmaceutical and consumer eye care products in the United States. This distribution network has undergone significant consolidation marked by mergers and acquisitions. As a result, a smaller number of large wholesale distributors control a significant share of the market. Consolidation of drug wholesalers has led to and may further increase pricing and competitive pressures on pharmaceutical manufacturers, including us. In addition, wholesaler purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. We can provide no assurance that wholesaler purchases will not decrease as a result of this potential excess buying.

The global nature of our business may result in fluctuations and declines in our sales and profits.

Our products are sold in more than 180 countries. We have more than 75 local operations worldwide and approximately half of our revenues in 2006 came from customers outside the United States.

The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to translation risk. In 2006, our most significant currency exposures were to the euro, the Japanese yen and the Swiss franc versus the U.S. dollar.

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

Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products. Our operations outside the United States are subject to a number of risks and potential costs, including lower product margins, less stringent protection of intellectual property and economic, political and social uncertainty in countries in which we operate, especially in emerging markets. Our continued success as a global company depends, in part, on our ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks in the countries where we do business. These and other risks may have a material adverse effect on our operations in any particular country and on our business as a whole. For example, many emerging markets have currencies that fluctuate substantially, in response to which we may reduce our prices, making our products less profitable. Inflation in emerging markets also makes our products less profitable and increases the credit risks to which we are exposed. We have experienced currency fluctuations, inflation and volatile economic conditions, which have impacted our profitability in the past in several markets, including Argentina, Brazil and Turkey, and we may experience such impacts in the future.

During the past years, the economy of Japan, our second largest market, has shown recovery. Because a majority of our sales in Japan are to parties who are reimbursed by the government, however, the continued growth in government deficits and an aging population have led to downward pricing pressures on government reimbursement rates for our products. In recent years, the Japanese Ministry of Health reduced procedure reimbursements for cataract surgery and reimbursements for some pharmaceuticals. This put pressure on the prices of our products in Japan.

We single source many of the active ingredients and components used in our products and interruptions in the supply of these raw materials could disrupt our manufacturing of specific products and cause our sales and profitability to decline.

We single source active ingredients contained in a majority of our pharmaceutical and contact lens care products, including TRAVATAN® ophthalmic solution, OPTI-FREE® EXPRESS® No Rub® and OPTI-FREE® RepleniSH® contact lens care solutions, Systane® lubricant eye drops, Patanol® ophthalmic solution and Vigamox® moxifloxacin ophthalmic solution. In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process. In many cases, we use single-source suppliers for other components and raw materials used in our products. The loss of any of these or other significant suppliers or the inability of a supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers. In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to those suppliers. (Moxifloxacin is licensed to Alcon by Bayer Healthcare AG.)

In many cases, we manufacture a product at a single-source facility, and an inability to produce a sufficient quantity of, or any disruption in the manufacturing of, a product at the relevant facility could impair our ability to fill customer orders and could reduce our sales.

In some cases, we manufacture a product, including some of our key products, at a single-source manufacturing facility. In many cases, regulatory approvals of our products are limited to a specific approved manufacturing facility. If we fail to produce enough of a product at a facility, or if our manufacturing process at that facility is disrupted, we may be unable to deliver that product to our customers on a timely basis. A failure to deliver products on a timely basis could lead to customer dissatisfaction and damage our reputation. Significant delays in the delivery of our products or a delay in the delivery of a key product could also negatively impact our sales and profitability.

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

We depend on proprietary technologies and may not be able to protect our intellectual property rights adequately.

We currently hold more than 4,400 patents and have approximately 2,400 pending patent applications. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. From time to time, we have faced challenges of our intellectual property rights. Furthermore, we cannot ensure that any pending patent application held by us will result in an issued patent or that, if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies. We have taken measures to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights. In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of patents in our industry frequently involve complex legal issues that are not easily resolved.

Alcon has joined with its commercial partners in filing patent infringement actions against two different generic drug companies. Both generic drug companies are seeking FDA approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA"). The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. As part of its ANDA, Teva is challenging three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2019, is owned by Alcon. Suit was filed by Alcon and Bayer as co-plaintiffs against Teva on April 5, 2006, in the U.S. District Court in Delaware. As a result of the lawsuit filing, the FDA must delay any approval of Teva's ANDA for 30 months unless the litigation is earlier resolved. Trial has been scheduled for February 2008. Should Teva succeed in overcoming all three patents and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product. Such competition would be expected to impact Alcon's sales and profits.

The second patent infringement action was filed after Alcon received notice that a Canadian-based generic drug company had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Two unchallenged United States patents protect the product until 2010, which means there is no current threat to the Patanol® product market prior to that date. The single challenged patent, which is co-owned by Alcon and its raw material supplier, Kyowa Hakko Kogyo Co. Ltd., will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved. Trial has not yet been scheduled in this case. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact Alcon's sales and profits.

Any litigation or claims against us, whether or not successful, could result in substantial costs and harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following: cease selling or using any of our products that incorporate the asserted intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming even if it is possible to do so.

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

In addition, in December 2003, federal legislation was enacted to change United States import laws and expand the ability to import lower priced versions of our and competing products from Canada and potentially elsewhere, where there are government price controls. These changes to the import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. No Secretary of Health and Human Services has determined to date that there is a basis to make such a certification. However, it is possible that the current Secretary or a subsequent Secretary could make the certification in the future. In addition, legislative proposals have been made to implement the changes to the import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the Customs Service and other government agencies. For example, state and local governments have suggested that they may import or facilitate the import of drugs from Canada or elsewhere for employees covered by state health plans or others, and some already have put such plans in place.

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

In the United States, we must obtain approval from the FDA for each pharmaceutical product that we market and FDA approval or clearance for each medical device that we market, and additional approvals or clearances may be required for product changes. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products distributed outside the United States are also subject to government regulation, which may be equally or more demanding. Our new products could take a significantly longer time than we expect to gain regulatory approval and may never gain approval. If a regulatory authority delays approval of a potentially significant product, our market value and operating results may decline. Even if the FDA or another regulatory agency approves a product, the approval may limit the indicated uses for a product, may otherwise limit our ability to promote, sell and distribute a product or may require post-marketing studies or impose other post-marketing obligations. If we are unable to obtain regulatory approval of our products, we will not be able to market these products, which would result in a decrease in our sales. Currently, we are actively pursuing approval for a number of our products from regulatory authorities in a number of countries, including, among others, the United States, countries in the European Union and Japan. Continued growth in our sales and profits will depend, in part, on the timely and successful introduction and marketing of some or all of these products.

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

Noncompliance with applicable United States legal regulatory requirements can result in fines, injunctions, penalties, mandatory recalls or seizures, suspensions of production, denial or withdrawal of pre-marketing approvals, recommendations by the FDA against governmental contracts and criminal prosecution. The FDA also has authority to request repair, replacement or refund of the cost of any device we manufacture or distribute. Regulatory authorities outside the United States may impose similar sanctions for noncompliance with applicable legal and regulatory requirements.

We may be subject to penalties if we fail to comply with post-approval legal and regulatory requirements and our products could be subject to restrictions or withdrawal from the market.

Our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the U.S. Federal Trade Commission ("FTC"), the Department of Justice, CMS, other divisions of the Department of Health and Human Services, and state and local governments. Any product for which we currently have or may obtain marketing approval, along with the associated manufacturing processes, any post-approval clinical data that we might be required to collect and the advertising and promotional activities for the product, are subject to continual recordkeeping and reporting requirements, review and periodic inspections by regulatory authorities. Our advertising and promotion are subject to stringent regulatory rules and oversight. In the past we have had to change or discontinue promotional materials because of regulatory agency requests, and we are exposed to that possibility in the future. New requirements and industry guidelines have been adopted to require the posting of ongoing clinical trials on public registries, and the disclosure of designated clinical trial results. We must continually review adverse event and other available safety information that we receive concerning our products, and make expedited and periodic reports to regulatory authorities. In any given situation, we may consider whether to implement a voluntary product recall, as discussed below. In the United States, any free samples we distribute to physicians must be carefully monitored and controlled, and must otherwise comply with the requirements of the Prescription Drug Marketing Act, as amended, and FDA regulations.

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

In recent years, several states in the United States, including California, Maine, Minnesota, New Mexico, Texas, Vermont and West Virginia, as well as the District of Columbia, have also enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and/or file periodic reports with the state or make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain.

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

New legal and regulatory requirements could make it more difficult for us to obtain approvals for our product candidates, and could limit or make more burdensome our ability to commercialize any approved products.

Numerous proposals have been made in recent months and years to impose new requirements on drug approvals, expand post-approval requirements, and restrict sales and promotional activities. For example, federal legislation has been proposed that would require all new drug applicants to submit risk evaluation and minimization plans to monitor and address potential safety issues for products upon approval, grant the FDA the authority to impose risk management measures for marketed products and to mandate labeling changes in certain circumstances, and establish new requirements for disclosing the results of clinical trials. Additional measures have also been proposed to address perceived shortcomings in the FDA's handling of drug safety issues, and to limit pharmaceutical company sales and promotional practices that some see as excessive or improper. If these or other legal or regulatory changes are enacted, it may become more difficult or burdensome for us to obtain approval of our product candidates, any approvals we receive may be more restrictive or come with onerous post-approval requirements, our ability to commercialize approved products successfully may be hindered, and our business may be harmed as a result.

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

On February 21, 2007, Alcon RefractiveHorizons, Inc., one of our subsidiaries, issued a Device Safety Alert that directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not include other CustomCornea® wavefront system procedures or any conventional laser procedures. This alert was issued in response to our receipt of reports from seven surgical centers citing topographically-observed “central islands” in some patients following custom myopia laser procedures using the LADAR6000™ excimer laser. In some of these cases, patients exhibited a decrease in best corrected visual acuity. An investigation is continuing to determine the cause of the reports. We have notified the FDA of this situation. Our management is working to determine an appropriate corrective action and has submitted a Pre-Market Approval supplement. Until corrective action is determined, we are unable to determine whether the associated costs will be significant. For the year ended December 31, 2006, our refractive sales were 1.1% of total sales, and we expect that our future sales from per procedure technology fees will be reduced.

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

We self-insure through our captive insurance subsidiaries almost all of our property and casualty, business interruption and liability risks. We continue to purchase insurance from third parties when required by law and for the personal side of directors' and officers' liability insurance.

The pharmaceutical and medical device business involves an inherent risk of product liability and any claims of this type could have an adverse impact on us. Furthermore, we have all the risks of property and casualty, general liability, business interruption and environmental liability exposures that are typical of a public enterprise with manufacturing and marketing activities. Historically, we have relied on a combination of self-insurance through our captive insurance subsidiaries and third-party insurance to cover potential claims from these risks. Since March 31, 2005, we no longer purchase any form of insurance from third parties except for insurance coverages required by law to be purchased from third parties, such as workers' compensation and automobile insurance. We also purchase the personal side of directors' and officers' liability insurance from a third party.

Consequently we are exposed to all self-insured risks. For example, in December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company's nearby office building and warehouse, as well as equipment and inventories housed in these facilities. Because we self-insure these risks, we were required to record provisions for property losses in 2005 as further discussed in note 18 to the consolidated financial statements. Of course, our captive insurance company is preparing to file claims against the third parties responsible for the accident in order to recover as much of these losses as possible.

We have taken, and will continue to take, what we believe are appropriate measures to protect ourselves from possible adverse consequences of such risks. In addition, our captive insurance companies have invested premiums from our subsidiaries in a manner and for terms appropriate to their possible use under the standards required for all insurance companies. Although our third-party insurance coverage and internally generated cash flows have been adequate to provide for liability claims in the past, future liability claims and other losses from these risks could exceed our insurance coverage limits for past activities and future cash flows, and any significant losses from these risks could have a material adverse effect on our financial condition.

We may not successfully complete and integrate strategic acquisitions to expand or complement our business.

As part of our growth strategy, we evaluate and pursue strategic business acquisitions to expand or complement our business. Such ventures may bring new products, increased market share or new customers to Alcon's prominent position in the ophthalmic industry. We cannot ensure that suitable acquisition candidates will be identified. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, governmental regulation (including market concentration limitations) and rapid replacement product developments in our industry. Further, after an acquisition, successful integration of the venture can be complicated by corporate cultural differences, difficulties in retention of key personnel, customers and suppliers, and coordination with other products and processes. Also, acquisitions could divert management's attention from our existing business and could result in liabilities being incurred that were not known at the time of acquisition or the creation of tax or accounting issues. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

Risks Related to Our Relationship with Nestlé

We will be controlled by Nestlé as long as it owns a majority of our common shares, and our other shareholders will be unable to affect the outcome of a shareholder vote during that time.

Nestlé owns approximately 76% of our outstanding common shares. Because Nestlé's interests may differ from those of our other shareholders, actions Nestlé takes with respect to us may be unfavorable to our other shareholders. Minority holders of common shares will not be able to affect the outcome of most shareholder votes so long as Nestlé owns at least a majority of our outstanding common shares. So long as it owns at least two-thirds of our common shares, Nestlé will be able to control, among other things: increases in our share capital; the approval of a dissolution other than by liquidation, including by way of merger; the creation of restrictions on the transferability of our common shares; and the restriction or elimination of preemptive rights in connection with a share capital increase. So long as it owns at least a majority of our common shares, Nestlé will be able to control, among other things: the election and removal of all of our directors; amendments to our Articles of Association (other than those subject to the two-thirds majority requirement referred to above); payment of dividends; changes to our capital structure unless the change is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders' meeting; and appointment and removal of our statutory and group auditors.

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

The market price of our common shares may fluctuate significantly in response to factors, some of which are beyond our control, such as announcements of innovations and discoveries or new products by us or our competitors, developments concerning intellectual property rights and regulatory approvals, and changes in estimates of our financial performance or changes in recommendations by securities analysts. At December 31, 2006, options to purchase approximately 3.4 million common shares granted under our incentive plan were scheduled to become exercisable in 2007, and in the event such options are exercised and there are sales of substantial amounts of common shares in the public market in connection with or immediately following such exercise by the option holders, the market price of our common shares may decrease significantly.

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

General Information

The entity that is now Alcon, Inc. was originally incorporated in Switzerland in 1971 as Société Fromagère Nestlé S.A., and, after a change of our name to Alcon Universal S.A. in 1978, was registered in the Commercial Register of the Canton of Zug on March 13, 1992. Effective on December 21, 2001, we changed our name to Alcon, Inc. Our principal executive offices are located at Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland, and our telephone number is +41-41-785-8888. Our principal United States offices are located at 6201 South Freeway, Fort Worth, Texas 76134-2099. The telephone number at those offices is (817) 293-0450 and the fax number is (817) 568-7111.

In this document, "IPO" refers to the initial public offering of approximately 69,750,000 of Alcon's common shares on March 20, 2002. Prior to the IPO, Alcon, Inc. was a wholly owned subsidiary of Nestlé S.A., a Swiss corporation ("Nestlé").

Capital Expenditures, Acquisitions and Divestitures for the Last Three Years (January 1, 2004 through December 31, 2006):

The Company's capital expenditures for property, plants and equipment, to expand and upgrade manufacturing facilities, research and development facilities, and other infrastructure, for the years ended December 31, 2006, 2005 and 2004 were $222.3 million, $162.2 million and $146.2 million, respectively.

Capital Expenditures, Acquisitions and Divestitures Currently Underway:

In 2006, capital expenditures were made to add manufacturing capacity in our Fort Worth, Texas and Puurs, Belgium, manufacturing facilities and to upgrade our research and development facilities in Fort Worth and Barcelona, Spain, our Fort Worth data center, and our manufacturing facilities in Huntington, West Virginia, Houston, Texas and Barcelona. We had capital expenditure commitments of $42.4 million at December 31, 2006. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

The Company has not announced any acquisitions or divestitures subsequent to December 31, 2006.

B.	BUSINESS OVERVIEW

Alcon is a research and development driven, global medical specialty company focused on eye care. We develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products to treat diseases and disorders of the eye. Our broad range of products represents one of the strongest portfolios in the ophthalmic industry. We believe we have the largest commitment to ophthalmic research and development of any company worldwide. Currently, our products are sold in over 180 countries, and we are present in every significant market in the world where ophthalmology is practiced. In 2006, we had sales of $4.9 billion, operating income of $1.6 billion and net earnings of $1.3 billion.

Our Products

Our broad range of products represents one of the strongest portfolios in the ophthalmic industry, with high-quality and technologically advanced products across all major product categories. Our leadership position across most of our product categories enhances our ability to extend our product offerings, through the launch of new and innovative products, and to expand our geographic reach into ophthalmic markets worldwide. We manage our business through two business segments: Alcon United States and Alcon International. Our portfolio spans three key ophthalmic categories: pharmaceutical, surgical and consumer eye care products. See notes 10 and 11 to the consolidated financial statements for a three-year history of our sales by segment and category.

Our Pharmaceutical Products

We are a global leader in ophthalmic pharmaceuticals. We develop, manufacture and market a broad offering of prescription ophthalmic pharmaceutical products.

The following table lists our principal pharmaceutical products:

Ocular Anti-Infectives/
Glaucoma	Anti-Inflammatories	Ocular Allergy	Generics	Otic Combination
TRAVATAN® TRAVATAN®Z™ DuoTrav™ Azopt® Betoptic S®	Vigamox®/Vegamox™ (1) TobraDex® Tobrex® NEVANAC® Maxitrol®	Patanol®/Opatanol® Emadine® Alomide®	Timolol GFS Pred Acetate Brimonidine Trifluridine	Cipro® HC Otic (1) CIPRODEX® (1)

(1)	Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Healthcare AG. Vigamox® and Vegamox™ are licensed to Alcon by Bayer Healthcare AG.

Glaucoma Treatment

In 2006, sales of our glaucoma products were $694.0 million, or 34.6% of our total pharmaceutical sales.

In 2001, we launched TRAVATAN®, our entry into the prostaglandin analogue class of glaucoma treatments, in the United States. Prostaglandin analogues are the newest and most effective class of compounds currently available to reduce intraocular pressure, the primary characteristic of glaucoma. TRAVATAN® contains the most potent prostaglandin analogue available today. Outside the United States, we have launched TRAVATAN® in more than 100 countries and we are seeking to obtain Japanese approval of TRAVATAN® before the end of 2007.

Following U.S. approval in September 2006, we launched TRAVATAN®Z™ ophthalmic solution, a novel formulation of TRAVATAN® that replaces the preservative benzalkonium chloride ("BAC") with the SOFZIA™ preservative system, a robust ionic buffered preservative system that is gentle to the ocular surface. During 2006, we also received European Union approval and launched DuoTrav™ ophthalmic solution for the treatment of glaucoma in several European Union countries, Canada and Australia. DuoTrav™ combines the prostaglandin analogue in TRAVATAN® with a market-leading beta blocker, timolol.

In addition to TRAVATAN®, TRAVATAN®Z™ and DuoTrav™, we offer a complete line of glaucoma products, including Azopt® and Betoptic S® ophthalmic suspensions, both of which utilize other classes of compounds. Azopt®, a carbonic anhydrase inhibitor, has shown to be an excellent adjunct therapy when used with other glaucoma therapies, including prostaglandin analogues, to control intraocular pressure.

These products are important to our glaucoma franchise and currently make up a majority of our glaucoma sales. We expect our glaucoma products to continue to contribute to our sales growth.

Anti-Infectives, Anti-Inflammatories and Combination Therapies

We currently manufacture and market a broad range of drugs to treat bacterial, viral and fungal infections of the eye and to control ocular inflammation. In 2006, combined sales of our ocular anti-infectives, ocular anti-inflammatories and combination therapies were $734.2 million, or 36.6% of our total pharmaceutical sales.

Our leading ocular anti-infective product is Vigamox® ophthalmic solution utilizing moxifloxacin. Vigamox® is effective against a broad spectrum of bacteria, including strains resistant to more than one antibiotic, and it penetrates the cornea well. In April 2003, we launched Vigamox® in the United States for the treatment of bacterial conjunctivitis. According to the Wolters Kluwer Health Source Prescription Audit, Vigamox® is now the leading ophthalmic topical antibiotic in the United States. During 2004, Vigamox® replaced Ciloxan® ophthalmic ointment and solution as our largest selling anti-infective, as the patents for Ciloxan® expired in virtually all of the countries where it is marketed, including the United States in June 2004. During 2006, we received approval and launched Vigamox® in Japan under the trade name Vegamox™ ophthalmic solution.

During 2005, we launched a non-steroidal anti-inflammatory drug ("NSAID") in the U.S. market for the treatment of pain and inflammation associated with cataract surgery. NEVANAC® is unique because it is a prodrug where the active ingredient is released upon instillation in the eye. In its first full year of sales, it achieved the number two NSAID market share in the United States, according to Wolters Kluwer Health Source Prescription Audit. While NEVANAC® product sales outside the United States were limited in 2006, we plan several launches outside the United States during 2007.

Our combination ocular anti-infective/anti-inflammatory product, TobraDex® ophthalmic suspension and ointment, is convenient because it combines a broad-spectrum antibiotic with a proven anti-inflammatory. TobraDex® is currently the only tobramycin/dexamethasone ophthalmic combination product in the U.S. market and has no generic equivalent, although it will lose patent protection in the United States in December 2008. We currently sell TobraDex® in more than 100 countries.

Allergy

We currently market and manufacture products for the treatment of ocular allergies. In 2006, sales of our ocular allergy pharmaceutical products were $386.6 million, or 19.3% of our total pharmaceutical sales. The allergy market is, by its nature, seasonal, peaking in the spring and again, but to a lesser extent, in the fall.

Launched in the United States in 1997, Patanol® ophthalmic solution was the first twice-daily ocular allergy product with a dual-action active ingredient, which acts as both an antihistamine and a mast-cell stabilizer. In 2003, we launched a European version of Patanol® under the name Opatanol® ophthalmic solution. According to Wolters Kluwer Health Source Prescription Audit, Patanol®, our largest pharmaceutical product, is the leading ophthalmic topical anti-allergy product in the United States. During 2006, we received approval and launched Patanol® in Japan, the second largest ophthalmic allergy market. We have a co-marketing agreement in Japan with Kyowa Hakko Kogyo Co., Ltd. (Kyowa Hakko), a leading Japanese pharmaceutical company, whereby Kyowa Hakko promotes Patanol® to non-eye care physicians and we promote the product to eye care physicians. In addition, we currently sell Patanol® in more than 85 countries.

Otic Products

We also market combination anti-infective/anti-inflammatory products for ear infections. In 1998, we licensed Cipro® HC Otic drops to treat otitis externa, commonly known as swimmer's ear. Cipro® HC Otic currently is marketed in over 30 countries. Sales of this product are seasonal, with the majority of prescriptions written during the summer months.

In 2003, we strengthened our otic portfolio with the introduction of CIPRODEX® otic suspension for the treatment of otitis media in the presence of tympanostomy tubes ("AOMT") and of otitis externa. The AOMT indication allows us to compete in the market for patients who have middle ear infections and ear tubes. Clinical trials for CIPRODEX® otic showed higher cure rates versus market-leading products. CIPRODEX® currently is marketed in the United States and a small number of countries outside the United States.

Generic Pharmaceuticals

We established Falcon Pharmaceuticals in 1994 to manufacture and market generic ophthalmic and otic pharmaceutical products in the United States. Falcon's sales in 2006 were $100.9 million, or 5.0% of our total global pharmaceutical sales.

Falcon's largest product is Timolol GFS, a patented gel-forming solution used to treat glaucoma, which accounts for 38.6% of Falcon's sales. Timolol GFS is currently the sole generic pharmaceutical approved by the FDA as an AB therapeutically equivalent substitute for Merck's Timoptic-XE® at the pharmacy. In 2006, Timolol GFS accounted for more than 90% of the U.S. retail prescriptions written for gel-formulated timolol. Merck's patent covering Timoptic-XE® expired in September 2006, allowing other generic competitors to receive approval of a therapeutically equivalent version of Timoptic-XE®. We are not aware of any other generic competitors that have filed or received approval of a substitutable version of Timoptic-XE®.

Falcon currently manufactures and markets approximately 30 generic pharmaceutical products. Falcon's other principal generic products include Prednisolone Acetate 1% (which is a steroid used for the treatment of inflammation of the eye), Timolol Solution (for the treatment of glaucoma), Trifluridine (used to treat virus infections of the eye), Brimonidine 0.2% (introduced in 2003 for the treatment of glaucoma), and Neomycin and Polymyxin B Sulfates and Hydrocortisone otic and ophthalmic suspensions (sterile antibacterial and anti-inflammatory combination products for the treatment of bacterial infections in the ear and the eye, respectively).

Our Surgical Products

We are the global leader in ophthalmic surgical products and manufacture and market the most comprehensive product offering available today.

The following table lists our principal surgical products:

Cataract	Refractive	Vitreoretinal	General Surgical

Infiniti® vision system

Infiniti®, AquaLase® and

OZil™ surgical instruments

Infiniti® consumables

Series 20000® LEGACY®

surgical system

LEGACY® consumables

AcrySof ® intraocular lenses

- AcrySof® Natural

- AcrySof® IQ

- AcrySof® ReSTOR®

- AcrySof® Toric

Viscoelastic devices

- DuoVisc®

- DisCoVisc®

- VISCOAT®

- ProVisc®

LADAR6000™ excimer laser LADARVision® 4000 laser LADARWave® CustomCornea® wavefront system

Accurus® surgical system

Accurus® cassettes and probes, including 23 gauge and 25 gauge vitreoretinal instrumentation

Grieshaber® microsurgical instruments

Perfluoron® liquid

Silikon® 1000 ophthalmic surgical oil

BSS Plus® surgical irrigating solution Custom Pak® surgical procedure packs A-OK® surgical knives

Cataract Surgery

We support our market leadership position through a comprehensive offering of surgical equipment, single-use and disposable products. Sales of our products for cataract surgery in 2006 were approximately $1.9 billion, or 84.5% of our total surgical sales. We currently market products for cataract surgery in substantially all of our markets.

The Infiniti® vision system, our most advanced lens removal system, was introduced in May 2003 and has been widely accepted by surgeons around the globe. Continued customer interest in the Infiniti® vision systems will maintain or expand our position as worldwide leader in lens removal systems. The Infiniti® vision system is the world's first and only multi-modal lens removal surgical instrument. With this single instrument, surgeons now have a choice of four different methods to customize the removal of a cataract:

•	OZil™ torsional technology, a proprietary technology utilizing torsional ultrasound to more efficiently emulsify the lens,
•	advanced ultrasound phacoemulsification,
•	the combination of ultrasound and oscillation provided by the OZil™ torsional hand piece, or
•	the AquaLase® liquefaction device that generates pulses of surgical solution to safely break up and remove the natural lens material.

OZil™ torsional technology is a unique, proprietary lens removal modality. Many surgeons who have adopted OZil™ torsional technology have reported a more efficient, more effective and safer lens removal procedure. In 2006, we launched OZil™ torsional technology as a new feature of the Infiniti® vision system. In addition, many customers with existing Infiniti® vision systems chose to upgrade their units with OZil™ torsional technology.

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

Our AcrySof® intraocular lenses are the most widely implanted intraocular lenses in the world. AcrySof® intraocular lenses are made of the first material specially engineered for use in an intraocular lens. This acrylic material is more compatible with the human eye than silicone. Over 25 million AcrySof® intraocular lenses have been implanted since introduction. In late

2004, we began the global introduction of the AcrySof® IQ intraocular lens. The AcrySof® IQ is the first intraocular lens to combine an aspheric design with ultraviolet and blue-light-filtering on AcrySof® product material. This unique combination of technology allows the AcrySof® IQ to provide improved image quality. In 2006, CMS recognized the AcrySof® IQ intraocular lens as meriting New Technology Intraocular Lens status, which qualified it for a $50 increase in reimbursement to certain surgical facilities. This higher reimbursement caused many of such surgical facilities to convert to using this lens, which is priced at a premium to many of Alcon's other lenses. However, the vast majority of the increased reimbursement benefit was retained by the surgical facilities.

We also continued the successful global rollout of the AcrySof® ReSTOR® intraocular lens. However, among the more significant markets, AcrySof® ReSTOR® is not yet available in Japan or Korea. This newly developed lens has a unique optical system that incorporates an apodized diffractive, refractive design that provides distance, near and intermediate vision for the patient following lens removal surgery, thereby significantly reducing the patient's need for or dependence on eyeglasses.

In late 2005 and early 2006 we received regulatory approvals for the AcrySof® Toric intraocular lens in several major markets. The AcrySof® Toric intraocular lens is a unique lens designed to correct for various levels of pre-existing astigmatism in cataract patients. In January 2007, CMS issued a ruling that will allow cataract patients to choose an intraocular lens to reduce or eliminate pre-existing corneal astigmatism. Prior to this ruling, limitations on Medicare payment and market pricing for astigmatism-correcting intraocular lenses effectively would have prevented beneficiaries from having these lenses implanted. Under the new policy, Medicare will continue existing reimbursement amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges for astigmatism-correcting intraocular lenses such as the AcrySof® Toric. We plan full commercialization of this lens in 2007.

Vitreoretinal Surgery

Our vitreoretinal surgical product offering is one of the most comprehensive in the industry for surgical procedures for the back of the eye. In 2006, market-leading sales of our products for vitreoretinal surgery were $241.3 million, or 10.9% of our total surgical sales. We currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

The Accurus® surgical system integrates all automated, non-laser surgical functions used in vitreoretinal surgery. Some Accurus® models can also perform phaco procedures for cataract removal. We support the leading position of the Accurus® through our full line of vitreoretinal products, including surgical therapeutics, lasers, ultrasound diagnostics and hand-held microsurgical instruments. In the second quarter of 2004, we launched a series of instruments for use in new small gauge (25 gauge) posterior segment surgical procedures. We have continued our development in this area by expanding our micro-incision technology product offering in the fourth quarter of 2006 by launching a new 23 gauge system of consumable products for posterior segment procedures. These new offerings enhanced our Accurus® consumable products portfolio and further extended the high performance technology of the Accurus® into emerging micro-incision vitreoretinal techniques.

Custom Pak® Surgical Procedure Packs

To provide convenience, efficiency and value for ophthalmic surgeons, we have developed the Custom Pak® surgical procedure pack. We market our Custom Pak® for cataract, refractive and vitreoretinal surgical procedures. Unlike conventional surgical procedure packs, the Custom Pak® allows ophthalmic surgeons and their staff to customize and sequence the products included in the surgical procedure pack. For a single price, our Custom Pak® includes our single-use products required for the procedure, combined with products not manufactured by Alcon. We believe that our Custom Pak® allows ophthalmic surgeons to improve their efficiency in the operating room, and this gives us the opportunity to provide access to our single-use products in a value-added package. We estimate that a Custom Pak® was used in a majority of the cataract surgeries performed in the United States in 2006. We also have dedicated a production line to meet Custom Pak® needs of Japanese surgeons. Our Custom Pak® has been successful in Europe, and we see growth potential in other markets, including Latin America and Asia.

Refractive Surgery

In 2006, sales of our laser refractive products and related technology fees were $51.7 million, or 2.3% of our total surgical sales. Although we market these products globally, the vast majority of refractive revenues comes from the United States.

After FDA approval in 2006, we began shipping the new LADAR6000™ excimer laser to customers in the U.S. market and selected international markets. The LADAR6000™ has improved ergonomics and better illumination than its predecessor, the LADARVision® 4000 laser. When either of these systems is combined with the LADARWave® aberrometer, a wavefront device that measures refractive error of the entire optical system, physicians can detect and treat very small abnormalities in the cornea and deliver a customized treatment to each patient. This combination is called the CustomCornea® wavefront system, which became the first FDA-approved custom ablation procedure when it was approved in 2002.

On February 21, 2007, Alcon RefractiveHorizons, Inc. issued a Device Safety Alert that directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not include other CustomCornea® wavefront system procedures or any conventional laser procedures. This alert was issued in response to our receipt of reports from seven surgical centers citing topographically-observed “central islands” in some patients following custom myopia laser procedures using the LADAR6000™ excimer laser. In some of these cases, patients exhibited a decrease in best corrected visual acuity. An investigation is continuing to determine the cause of the reports. We have notified the FDA of this situation. Our management is working to determine an appropriate corrective action and has submitted a Pre-Market Approval supplement. Until corrective action is determined, we are unable to determine whether the associated costs will be significant. For the year ended December 31, 2006, our refractive sales were 1.1% of total sales, and we expect that our future sales from per procedure technology fees will be reduced.

Our Consumer Eye Care Products

We market contact lens care products, artificial tears and ocular vitamins. We currently market our contact lens care and artificial tears products in most of the countries where we sell products.

The following table lists our principal products in these areas:

Contact Lens Care	Artificial Tears	Ocular Vitamins

OPTI-FREE® EXPRESS® No Rub® multi-purpose disinfecting solution

OPTI-FREE® RepleniSH® multi-purpose disinfecting solution

OPTI-FREE® multi-purpose solution

Opti-One® No Rub® multi-purpose solution

CLERZ® Plus lens rewetting drops

OPTI-FREE® Plus multi-purpose solution (Japan only)

OPTI-FREE® SupraClens® liquid enzyme

OPTI-FREE® RepleniSH® rewetting drops

Systane® lubricant eye drops

Tears Naturale® Forte lubricant eye drops

Tears Naturale Free® lubricant eye drops

Tears Naturale® II lubricant eye drops with POLYQUAD® antimicrobial preservative

Bion® Tears lubricant eye drops

ICAPS® dietary supplements ICAPS® MV dietary supplements

Contact Lens Care Products

Our contact lens care products include disinfecting solutions to destroy harmful micro-organisms on contact lenses, cleaners to remove undesirable film and deposits from contact lenses, weekly enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses. Sales of our contact lens disinfectants in 2006 were $370.6 million, or 54.1% of our total consumer eye care sales.

OPTI-FREE® EXPRESS® No Rub® multi-purpose disinfecting solution, our leading contact lens care product, was the first multi-purpose disinfecting solution to obtain FDA approval to make a "no rub" claim. OPTI-FREE® EXPRESS® No Rub® utilizes a multi-purpose disinfecting solution with high-capacity disinfection and superior protein cleaning benefits, without requiring rubbing of the contact lenses. We introduced this product in 1999 and currently market it in most major markets throughout the world. In 2002, we completed and submitted studies to the FDA that demonstrated superior comfort for OPTI-FREE® EXPRESS® No Rub®, which allowed us to add the claim "Lasting Comfort Formula" to our package.

In late 2005, we received approval in the United States to market OPTI-FREE® RepleniSH®, our next generation multi-purpose disinfecting solution, which is approved for silicone hydrogel and all other soft contact lenses. This product utilizes a novel wetting and reconditioning technology to provide long lasting comfort and it is now our flagship brand in many key markets.

Our line of contact lens care products also includes CLERZ® Plus lens rewetting drops, which moisten contact lenses during wear and are clinically proven to reduce protein build-up, OPTI-FREE® RepleniSH® rewetting drops and OPTI-FREE® SupraClens® preservative-free active cleaning solution.

Other Vision Care Products

We manufacture and market artificial tears to treat dry eye syndrome and vitamins formulated to promote good ocular health. We offer a complete line of products for the dry eye sufferer. In February 2003, we added Systane® lubricating eye drops to our product line in the United States and, by 2006, we launched the product in more than 65 additional countries. Systane® has a unique "in-the-eye" gelling formula that provides long-lasting relief of dry-eye symptoms. We added a preservative-free unit-dose Systane® to the product line in 2004. Systane® was our #1 selling artificial tear product in the U.S. marketplace based on sales dollars in 2006. However, on a worldwide basis, our largest selling artificial tears brand remains the Tears Naturale® line of products. Our Bion® Tears lubricant eye drops contain zinc and bicarbonate and are specially formulated for severe dry eye sufferers.

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

Sales and Marketing

We are present in every significant market in the world where ophthalmology is practiced and currently our products are sold in over 180 countries. We conduct our sales and marketing activities through more than 55 local operating entities and 20 representative/branch offices around the world. We have a sales force of approximately 2,900 sales representatives consisting of approximately 900 sales representatives in the United States, our largest market, and approximately 2,000 sales representatives outside the United States. We use the broad reach of our local operations to provide technical service to our optometry customers in the United States and optometric fitters outside the United States. All of our surgical technical service in the United States and a high percentage of that service outside the United States are provided by our service technicians. In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products. Outside the United States, our ten largest markets by sales are Japan, France, Spain, Canada, Germany, Italy, Brazil, the United Kingdom, Australia and Mexico.

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

Most of our global marketing efforts are supported by advertising in trade publications and by marketing and sales representatives attending regional and national medical conferences. We reinforce our marketing efforts with targeted and timely promotional materials that our sales force presents to both the eye care and other professionals in the office, hospital or surgery center setting. We supplement these marketing efforts through direct mailings to eye care professionals and e-detailing. To coordinate the totality of our sales efforts, including technical service after the sale, we use an integrated customer relationship management system. Moreover, in the United States and Japan, we use direct-to-consumer advertising to promote selected products.

While we market all of our products by calling on eye care professionals, our direct customers and distribution methods differ across business lines. Distributors, wholesalers, hospitals, government agencies, large retailers and physicians are the direct customers for our pharmaceutical products. We primarily sell our surgical products directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the United States. In the United States, over 90% of our contact lens care products are sold to large grocery, drug and general (mass) merchandise retailers. Outside the United States, we sell most of our consumer eye care products directly to retailers and optical chains, while a smaller amount is sold to distributors for resale directly to smaller retailers and eye care professionals. No single customer accounted for 10% or more of our sales in 2006.

As a result of changes in health-care economics, managed care organizations have become the largest payors for health care services in the United States. In an effort to control prescription drug costs, over 95% of managed care organizations use a formulary. We have a dedicated managed care sales team that actively seeks to optimize formulary positions for our products.

Research and Development

We have the largest research and development commitment to ophthalmology of any eye care company worldwide. Our research and development organization consists of approximately 1,500 employees, including over 300 individuals who are either M.D.s, doctors of optometry or Ph.D.s. Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their commercial experience. We organize our research teams around our pharmaceutical, surgical and consumer eye care products. Candidates for pharmaceutical and contact lens care product development originate from our internal research, from our extensive relationships with academic institutions and from our licensing of molecules from other companies. Our surgical design concepts are internally developed by staff engineers and scientists who, in addition to their own research, gather ideas from ophthalmic surgeons and clinicians in the involved fields. Our research and development organization has been designed to drive global registration of products through a focused central research facility in Fort Worth, Texas, combined with regionally based clinical and regulatory personnel in more than 40 countries outside the United States.

We have invested approximately $2.0 billion over the last five years and plan to invest at least $3.0 billion in the next five years to carry out our strategy of developing products primarily from our own research and development activities.

We enter into license agreements in the ordinary course of our business with respect to compounds used in our pharmaceutical products. We have a number of agreements with pharmaceutical and biotech companies that allow us to screen compounds for potential uses in the eye. Based on compounds of interest from our screening activities, we have in place a small number of contracts with companies for development of new molecular entities for ophthalmic products.

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

We also fund, through our research and development department, the Alcon Research Institute, which seeks to encourage, advance and support vision research. It is the largest corporately funded research organization devoted to eye research in the world. The institute's activities are planned and directed by a fully autonomous Scientific Advisory Committee comprised of distinguished ophthalmologists and vision scientists. The institute has worldwide representation with the expectation that advances in the diagnosis and treatment of ocular diseases are dependent upon basic and clinical research carried out by independent investigators in institutions throughout the world.

Product Development

We are developing new products to treat diseases and conditions in all key ophthalmic categories: pharmaceutical, surgical and consumer eye care products. We also have limited development activities in the otic and nasal areas.

The following table includes additional detail about a number of these products in development, including their expected regulatory submission date in the United States.

		Expected U.S.	Status at
Name	Condition	Submission Date	December 31, 2006 (1)

Pharmaceutical
Ophthalmology
Anecortave acetate	Glaucoma	2008	Phase II
New glaucoma compound	Glaucoma	2009 or later	Phase II
RETAANE®15 mg anecortave acetate	Wet AMD	(2)	(2)
suspension
RETAANE®15 mg anecortave acetate suspension	AMD risk reduction	2009 or later	Phase III

Rimexolone dry eye product	Dry eye	2009 or later	Phase II
Moxifloxacin, new formulation	Anti-infective	2007	Phase III
Tobramycin/dexamethasone, new formulation	Anti-infective &	2007	Phase III
	anti-inflammatory
Moxifloxacin/dexamethasone	Anti-infective &	2009 or later	Phase II
	anti-inflammatory

Nasal
Patanase® nasal spray	Allergy	2007	NDA amendment

Otic
Moxifloxacin/dexamethasone	Otic	2008	Phase III

Surgical
AcrySof ® ReSTOR® +3.0 Add	Cataract	2007	Advanced development
AcrySof ® Low Power ReSTOR® lens	Cataract	2007	Advanced development
AcrySof ® thin-profile intraocular lens	Cataract	2007	Advanced development
AcrySof ® ReSTOR® Toric lens	Cataract	2009 or later	Advanced development
Laureate™ compact phacoemulsification system	Cataract	2007	Advanced development
New vitreoretinal system	Vitreoretinal	2007	Advanced development
New vitreoretinal laser	Vitreoretinal	2007	Filed
New irrigating solution	Cataract/vitreoretinal	2007	Phase III
AcrySof ® angle-supported phakic lens	Refractive	2009 or later	Advanced development

Consumer Eye Care
Enhanced OTC tear substitute	Dry eye	2007	Advanced development

(1)	For a description of the FDA approval process, see "-- Government Regulation" below.
(2)

RETAANE® suspension received an approvable letter in May 2006 from the FDA requiring additional data from existing and/or new clinical studies for approval. We intend to submit an amended filing to the FDA in March 2007 with clinical data from recently completed clinical studies in Europe and Latin America.

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

We initiated development of two new glaucoma projects in 2006. The first involves the administration of anecortave acetate via a unique injection method beneath the conjunctiva near the front of the eye. Based upon preliminary investigations, anecortave acetate appears to have the potential for providing intraocular pressure reductions for an extended time period following a single administration. The second project is a new chemical entity generated from our discovery research efforts and is being developed as an eye drop to reduce intraocular pressure in patients with glaucoma.

The U.S. NDA and European Marketing Authorisation Application ("MAA") for RETAANE® 15 mg anecortave acetate suspension were filed in the fourth quarter of 2004 for the treatment of the "wet" form of AMD. In May 2006, we received an approvable letter from the FDA requiring additional data from existing and/or new clinical studies for approval. We intend to submit an amended filing to the FDA in March 2007 with clinical data from recently completed clinical studies in Europe and Latin America. Because of similar requirements for additional clinical data, we withdrew our European MAA in March 2006; however, we have not set a timetable for resubmission. We received approval of RETAANE® suspension in Australia at the end of 2005, and we are continuing to pursue approval in Japan.

We are also pursuing a separate indication for RETAANE® suspension that reduces the risk of progression from the "dry" form of AMD to the "wet" form of AMD. Phase III studies were initiated in 2004 and achieved the enrollment target of 2,500 patients at the end of 2005. These studies are expected to last up to four years. This indication has the potential to be important because "dry" AMD generally precedes "wet" AMD and the ability to slow or stop its progression before significant vision loss would be of a great benefit to patients.

In 2006, we continued clinical trials of two drugs, a mucin secretagogue (15(S) HETE) and a novel formulation of the steroid rimexolone, for treating the discomfort and irritation of dry eye syndrome. Clinical results from the latest clinical study of 15(S) HETE did not show statistical significance of the active ingredient versus the placebo and the project is being discontinued. Studies with rimexolone are underway and we are evaluating clinical study designs to test the drug in specific subgroups of dry eye patients. In addition, we have several other candidates of interest as potential dry eye therapies.

We initiated global Phase III clinical trials for a new formulation of moxifloxacin, or Vigamox®, our fourth-generation fluoroquinolone anti-infective currently available in the U.S. market. In the anti-infective and anti-inflammatory area, we are presently completing our development program for a new formulation of tobramycin and dexamethasone as a replacement product for TobraDex®. Additionally, Phase II clinical development has been initiated on a moxifloxacin and dexamethasone combination product for treating eye infections and controlling inflammation.

In the nasal therapeutic area, we have worked with the FDA to establish a pathway toward approval for Patanase® nasal spray, which was filed in 2004. We have reformulated Patanase® and have completed enrollment of a clinical trial to support amending our NDA in 2007.

In the otic area, we are developing a new anti-infective/anti-inflammatory combination for treating ear infections.

Surgical Product Development

We currently have products in development in the three primary areas of our surgical markets: cataract, vitreoretinal and refractive surgery.

In cataract surgery, we continue to build on our successful AcrySof® intraocular lens and Infiniti® instrumentation franchises. In 2006, we submitted for FDA approval the AcrySof® ReSTOR® Aspheric intraocular lens and received approval in February 2007. This lens combines ultraviolet and blue-light filtering and aspheric design with our apodized diffractive refractive intraocular lens. We expect to add a toric feature to this lens in future years to correct pre-existing astigmatism. We also plan to enhance our AcrySof® ReSTOR® portfolio with a +3.0 add power, along with the availability of lower powers. As the practice of medicine continues to favor smaller wound dimensions, we are developing an AcrySof® intraocular lens with thin-profile design to meet this need. In cataract instrumentation, the Laureate™ World PhacoSystem is being developed to address more cost-sensitive markets and is scheduled to be introduced outside the United States in mid-2007.

In vitreoretinal surgery, we are developing the next-generation vitreoretinal system to replace the Accurus® system. In parallel, we continue to enhance the Accurus® with the addition of new micro-incision vitrectomy consumables, handheld accessories and illumination products designed to respond to the increased needs of ophthalmic surgeons for instrument performance. The next-generation vitreoretinal laser has been submitted for approval and is scheduled to be launched toward the end of 2007. This laser will serve as a replacement for the current Eyelite® laser.

We are completing Phase III clinical trials with a next-generation irrigating ophthalmic solution that improves surgical performance and ocular protection based on a proprietary polymer system. The product has already demonstrated effectiveness in cataract surgery and is being studied in vitreoretinal surgery. We plan to submit a U.S. NDA and apply for a CE Mark in the European Union in 2007.

We are conducting clinical studies with an angle-supported phakic intraocular lens. Made from the same biocompatible AcrySof® product material, this product will offer refractive patients another treatment option.

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

Manufacturing and Supplies

Manufacturing

We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either surgical equipment and surgical medical devices or pharmaceutical and contact lens care products. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices and pharmaceuticals, as well as the different technical skills required of employees in these two manufacturing environments. All of our manufacturing plants in the United States and Europe are ISO 9001:2000, ISO 13485:2003 and ISO 14001:2004 certified.

We employ cost-reduction programs, known as continuous improvement programs, involving activities such as cycle-time reductions, efficiency improvements, automation, plant consolidations and material negotiation programs as a means to reduce manufacturing and component costs. To comply with good manufacturing practices and to improve the skills of our employees, we train our direct labor manufacturing staff throughout the year. Our professional employees are trained in various aspects of management, regulatory and technical issues through a combination of in-house seminars, local university classes and trade meetings.

As of December 31, 2006, we employed approximately 2,100 people to manufacture our pharmaceutical and contact lens care products at seven facilities in the United States, Belgium, France, Spain, Brazil and Mexico. As of December 31, 2006, we employed approximately 2,500 people to manufacture surgical equipment and other surgical medical devices at nine facilities in the United States, Belgium, Switzerland, Ireland and China. Currently, we manufacture substantially all of our pharmaceutical, contact lens care and surgical products internally and rely on third-party manufacturers for only a small number of products.

Due to the complexity of certain manufacturing technologies and the costs of constructing and maintaining duplicate facilities, a number of our key products are manufactured at only one of our facilities. Some of these key products include:

Products	Facility
U.S. pharmaceutical products	Fort Worth, Texas
Intraocular lenses (l)	Huntington, West Virginia
ProVisc®, VISCOAT®, DuoVisc® and
DisCoVisc® viscoelastics	Puurs, Belgium
OPTI-FREE® EXPRESS® No Rub®, OPTI-FREE® RepleniSH®	Fort Worth, Texas
Accurus®, LEGACY®, Infiniti®	Irvine, California
LADARVision®, LADARWave®	Orlando, Florida
Cipro® HC	Barcelona, Spain

(1)

During 2006, the Cork, Ireland, facility manufactured certain AcrySof® intraocular lenses for the European market; the remainder of the world markets continued to be sourced from the Huntington, West Virginia facility.

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

The following table identifies certain single-source suppliers of raw materials acquired pursuant to contracts entered into in the ordinary course of business and the ALCON® products that contain these raw materials:

Supplier Name	Raw Material	ALCON® Product
Dow Chemical Co.	Travoprost	TRAVATAN®
Bayer Aktiengesellschaft	Ciprofloxacin	Ciloxan®, Cipro® HC Otic, CIPRODEX®
	Moxifloxacin	Vigamox®, Vegamox™
Kyowa Hakko Kogyo Co. Ltd.	Olopatadine	Patanol®, Opatanol®
Rhodia Inc.	Guar gum	Systane® lubricant eye drops
Plantex USA, Inc.	Timolol	Timolol GFS
Genzyme Corporation	Hyaluronate (high molecular weight)	ProVisc®, DisCoVisc®
Lifecore Biomedical, Inc.	Hyaluronate (low molecular weight)	VISCOAT®
Biogal Pharmaceutical Works LT.	Tobramycin	Tobrex® ophthalmic solution (all formats), TobraDex® (all formats)
Delmar Chemicals, Inc.	Fluorescein	Fluorescite® intravenous solution
Pfizer Centre Source	Neomycin sulphate	Maxitrol® ophthalmic solution and ointment (all formats)
Alpharma Inc.	Polymixin B	Maxitrol® (ointment only)
Carbogen Amcis AG	Brimonidine	Brimonidine (Falcon)
	Myristinamide	OPTI-FREE® EXPRESS®
	Anecortave acetate	RETAANE® 15 mg
	Nepafenac	NEVANAC®
	Lodoxamide	Alomide®

Competition

The ophthalmic industry is highly competitive and subject to rapid technological change and evolving industry requirements and standards. Companies within our industry compete on technological leadership and innovation, quality and efficacy of their products, relationships with eye care professionals and health care providers, breadth and depth of product offering and pricing. The presence of these factors varies across our product offerings. We provide a broad line of proprietary eye care products and compete in all product categories in the ophthalmic market with the exception of contact lenses and eyeglasses. Even if our principal competitors do not have a comparable range of products, they can, and often do, form strategic alliances and enter into co-marketing agreements to achieve comparable coverage of the ophthalmic market. We face strong local competitors in some markets, such as Japan.

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

Our main competitors in the pharmaceutical market are Allergan, Inc., Bausch & Lomb Incorporated, Pfizer, Inc., Merck & Co., Inc., Daiichi Pharmaceutical Co., Ltd., Inspire Pharmaceuticals Inc., ISTA Pharmaceuticals Inc., Vistakon Pharmaceuticals, LLC (a Johnson & Johnson company) and Santen Pharmaceutical Co., Ltd.

Surgical

Superior technology and product performance give rise to category leadership in the ophthalmic surgical market. Service and long term relationships are also key factors in this competitive environment. Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service. While we compete throughout the field of ophthalmic surgery, our principal competitors vary somewhat in each area. We compete with Bausch & Lomb and Advanced Medical Optics, Inc. across most of the ophthalmic surgical market, and with national or regional companies, such as Hoya Corporation (Japan and Korea), in some international markets.

Consumer Eye Care Products

The consumer eye care business is characterized by competition for market share in a maturing market through the introduction of products that provide superior technology or effectiveness. Recommendations from eye care professionals and customer brand loyalty as well as our product quality and price are key factors in maintaining market share in these products. Our principal competitors in contact lens care products are Bausch & Lomb, Advanced Medical Optics, CIBA Vision Corporation (a Novartis AG company) and, in Japan, Rohto Pharmaceutical Co., Ltd. We mainly compete with Allergan, Johnson & Johnson and Novartis in artificial tears products and Bausch & Lomb in ocular vitamins. All consumer eye care markets include significant competition from private label store brands, which generally are less costly to the consumer.

Intellectual Property

We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2006, we owned approximately 1,300 United States patents and pending United States patent applications and approximately 5,500 corresponding patents and patent applications outside the United States.

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

Our strategy is to develop patent portfolios for our research and development projects in order to obtain market exclusivity for our products in our major markets. Although the expiration of all patents for a product normally results in the loss of market exclusivity, we may continue to derive commercial benefits from these products. We routinely monitor the activities of our competitors and other third parties with respect to their use of the Company's intellectual property. When appropriate, we will enforce our intellectual property rights to ensure that we are receiving the market exclusivity they afford us. Similarly, we will staunchly defend our right to develop and market products against unfounded claims of infringement by others. We will aggressively pursue or defend our position in the appropriate courts if the dispute cannot otherwise be promptly resolved.

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

Philanthropic Efforts

We have a long-standing commitment to bringing ophthalmic products to those who would not otherwise have access to them. Our Medical Missions Program supported more than 1,100 humanitarian efforts in 2006 involving over 3,900 volunteer eye care professionals in 82 countries. Using products that we provided without charge, these eye care professionals performed over 25,000 cataract procedures in 2006. We also conduct a patient assistance program in the United States, which provided ALCON® glaucoma and other ophthalmic pharmaceutical products in response to more than 44,000 requests in 2006.

Government Regulation

Overview

We are subject to comprehensive government controls governing the research, design, clinical and non-clinical development, manufacturing, labeling, advertising, promotion, safety and other reporting, storage, distribution, import, export, sale and marketing of our products in essentially all countries of the world. National health regulatory agencies generally require pre-approval of pharmaceuticals and medical devices prior to their entry into that country's marketplace. In addition, European Union Notified Bodies audit and govern applicable Quality Management System requirements, including ISO 13485:2003 and MDD 93/42/EC. The certifications obtained are accepted by Australia as well. Japan has also made recent changes by introducing requirements for quality management system regulations for medical device manufacturers. State and local laws also apply to our activities. This section summarizes the applicable regulations in the United States, European Union and Japan. Please also refer to "Risk Factors -- Risks Related to Our Business and Industry -- We are subject to extensive government regulation that increases our costs and could prevent us from selling our products."

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

In addition to the NDA and ANDA procedures, there is an additional approval mechanism known as a 505(b)(2) application. A 505(b)(2) application is a form of an NDA where the applicant does not have a right to reference all or some of the data being relied upon for approval. Under current regulations and FDA policies, 505(b)(2) applications can be used where the applicant is relying in part on published literature or on findings of safety or effectiveness in another company's NDA. This might be done, for example, where the applicant is seeking approval for a new use for a drug that has already been approved for a different use or for a different formulation of the same drug that is already approved for the same use. The use of 505(b)(2) applications is the subject of ongoing legal controversy, and it is thus not clear what the permitted use of a 505(b)(2) application might be in the future.

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

The pre-market notification must demonstrate that the proposed device is "substantially equivalent" to a legally marketed "predicate device" which requires a showing that the device has the same intended use as the predicate device, and either has the same technological characteristics or has different technological characteristics that do not raise different questions of safety and effectiveness than the predicate device. A 510(k) submission is subject to a user fee payment. Most Class III devices and devices not substantially equivalent to a predicate device are subject to the most stringent regulatory review and cannot be marketed for commercial sale in the United States until the FDA grants approval of a Pre-Market Approval ("PMA") application for the device. The PMA filing is subject to a substantial user fee payment, and PMA supplement applications are also subject to user fees.

A PMA must contain proposed directions for use for the device, information about the manufacturing processes and facilities, technical information and reports of nonclinical laboratory studies of the device, clinical data demonstrating that the device is safe and effective for its intended use, and other information required by the FDA. The FDA may refer a PMA for review by an advisory panel of outside experts for a recommendation regarding approval of the application. Clinical trials for a medical device must be conducted in accordance with FDA requirements, including informed consent from study participants, and review and approval by an IRB, and, additionally, FDA authorization of an Investigational Device Exemption application must be obtained for significant risk devices. The FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. The FDA may conduct a pre-approval inspection of our manufacturing facility, and also may inspect clinical investigators and clinical sites involved in our clinical trials program.

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

In the European Union, approval of new medicinal products can be obtained only through one of two processes:

•

Mutual recognition or decentralized procedure. An applicant submits an application in European Union member states of its choosing, each referred to a concerned member state ("EUCMS"). The applicant then selects one of these states, known as the reference member state ("RMS"), to review its dossier and prepare an assessment report, a draft summary of product characteristics and a draft of the labeling and package leaflet. If the applicant already holds a national approval, it may request that the relevant national authority act as its RMS. In either case, the RMS circulates these documents to all the EUCMSs. The EUCMSs then have 90 days within which to review the documents and raise objections. If no EUCMS objects, the RMS documents their agreement and closes the procedure. Each EUCMS, and the RMS if it has not already done so, must then grant national marketing authorizations within 30 days.

If any EUCMS objects to the product's approval on the grounds of potential serious risk to public health within the 90-day period, it must communicate its detailed reasons to the applicant, the RMS and the other EUCMSs. The RMS will then refer the matter to a coordination group for a 60-day conciliation procedure, during which the applicant has a right to comment orally or in writing. If any disagreement remains, the issue is referred for binding resolution to the Committee for Medicinal Products for Human Use within the European Medicines Agency and ultimately a binding European Commission decision. The mutual recognition/decentralized processes result in separate national marketing authorizations in the RMS and each EUCMS.

•

Centralized procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other "innovative medicinal products with novel characteristics." From November 20, 2005, the centralized procedure has also been mandatory for new chemical entities for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorder or diabetes. Under this procedure, an application is submitted to the European Medicines Agency. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee for Medicinal Products for Human Use. If this opinion is favorable, it is sent to the European Commission, which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

The European Union expanded its membership by ten in May 2004 and two more countries joined on January 1, 2007. Several other European countries outside the European Union, particularly those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

The European Union regulatory regime for most medical devices became mandatory in June 1998. Under this regime, a medical device may be placed on the market within the European Union if it conforms to certain "essential requirements." The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. To assist manufacturers in satisfying the essential requirements, the European Commission has requested the preparation of standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement. In addition, Alcon considers vertical standards wherever applicable and notates these in the applicable Essential Requirement Checklist for any given medical device intended for distribution in the European Union.

Manufacturers must demonstrate that their devices conform to the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. Medical devices in all but the lowest risk classification are also subject to a conformity assessment, which includes a review of the manufacturer's quality systems and certification by a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities.

Manufacturers must comply with requirements for reporting adverse events and near incidents associated with medical devices. In addition, a process for reporting certain events has been established between the Company and its primary Notified Body (TUV PS, Germany, ID # 0123).

Japan

In Japan, our largest market outside the United States, the regulatory process is also quite complex. Pre-marketing approval and clinical studies are required, as is governmental reimbursement approval for medical devices and pharmaceuticals. These requirements are comparable to those in the United States or in Europe. The introduction of major amendments to the pharmaceutical regulations in 2005 is notable in this respect. First, they expanded the Japanese regulatory focus to the manufacturing processes of medical devices and pharmaceuticals, both in Japan and overseas. As a result, demonstration of good manufacturing practice and disclosure of the manufacturing process are part of the requirements for marketing approval. Foreign manufacturers are required to be accredited by the authorities.

Historically, Japan required that all clinical data submitted in support of a new drug application be performed on Japanese patients. Since 1998, Japan has accepted overseas patient data when submitted along with a "bridging" study, which demonstrates that Japanese and non-Japanese subjects react comparably to the product. This approach enables companies like ours to reduce the time to approval and introduction of new drugs into the Japanese market, and we are currently employing these approaches to petition for approval of new ocular drugs in Japan. More recently, the authorities are intensifying the efforts to speed up the approval process and recommend active use of an "international joint trial" which may enable approval with a limited number of Japanese subjects.

Medical devices are similarly classified into three categories, corresponding to the level of potential risks to the human life and health. The category with the lowest risk (Class I) may be marketed without product-specific approval or other regulatory action. The highest risk category products, including most implant devices, are required to file for marketing approval, whereas devices in the middle category can be marketed subject to third-party certification of compliance with applicable Japan Industrial Specifications. The clinical trial requirement remains ambiguous and the authorities' response varies from time to time. Generally, devices representing a new technology are required to demonstrate clinical safety and efficacy for approval.

In 2005, Japan introduced the Drug Master File, which enables compound developers to protect their confidential data. The Japanese government has also announced its intention to introduce by early 2007 a new proprietary data "exclusivity" period of up to eight years in order to protect the value of clinical data.

Other Regulation

Ongoing Reporting and Recordkeeping

Following approval, a pharmaceutical or device company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including reporting cases of adverse events and device malfunctions, and maintaining appropriate design control and quality control records. Some medical devices also may be subject to tracking requirements. The FDA is considering a number of possible changes to its postmarket requirements for medical devices, including a possible unique device identification system and other changes to enhance postmarket surveillance for medical devices.

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

In the European Union, medical device rules regulate lasers intended for medical purposes. Depending on the class and purpose of each laser, member states may also impose additional restrictions and controls, such as limitations on those entitled to use the products and the facilities where their use is permitted. Similarly, Japan's medical device regulations cover laser products for medical treatment purposes, and the authorities do not allow the use of lasers for esthetic purposes.

Other

Our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the FTC, the Department of Justice, CMS, other divisions of the Department of Health and Human Services, and state and local governments. Among other laws and requirements, our post-approval manufacturing and promotion activities must comply with the Federal Food, Drug, and Cosmetic Act and the implementing regulations of the FDA, and we must submit post-approval reports required by these laws. We must file marketing authorization variations or supplemental applications with the FDA or other regulators and obtain their approval for labeling, manufacturing, and other product changes, depending on the nature of the changes. Our distribution of pharmaceutical samples to physicians must comply with applicable rules, including the Prescription Drug Marketing Act. Our sales, marketing and scientific/educational programs must comply with the medicines advertising and anti-bribery rules and related laws, such as anti-kickback provisions of the Social Security Act, the False Claims Act, the Veterans Healthcare Act, and similar state laws. Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990. On December 22, 2006, CMS published a proposed rule implementing provisions of the Deficit Reduction Act of 2005. The proposed Medicaid rule addresses a broad range of issues relating to the determination of average manufacturer price, determination of best price, treatment of authorized generics, the definition of nominal prices and new manufacturer reporting requirements, among others. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Finally, certain jurisdictions have other trade regulations from time to time to which our business is subject, such as technology or environmental export controls and political trade embargoes. Most European Union member states and Japan impose controls and restrictions that are similar in nature or effect.

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

We continue to obtain certifications under the internationally recognized environmental standard ISO 14001. Currently we have thirteen ISO 14001 certified operations. These include our European pharmaceutical and surgical manufacturing facilities in Puurs, Belgium, Cork, Ireland, and Kaysersberg, France, and our manufacturing and research and development operations in Barcelona, Spain, and Schaffhausen, Switzerland. U.S. certified operations include our manufacturing facilities in Sinking Spring, Pennsylvania, Irvine, California, Orlando, Florida, Houston, Texas, Huntington, West Virginia, and Fort Worth, Texas. Additional certifications include our research and development facilities and our corporate environmental affairs department in Fort Worth, Texas. The Company has also developed its own internal Alcon Environmental Management System based on the core elements of ISO 14001 and implemented this system at our domestic distribution centers. Based upon our reviews and the outcome of local, state and federal inspections, we believe that our manufacturing facilities are in substantial compliance with all applicable environmental, health and safety requirements. We are not aware of any pending litigation or significant financial obligations arising from any alleged failure to comply with health and safety laws and regulations that are likely to have a material adverse impact on our financial position.

We are subject to environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act, that require the cleanup of soil and groundwater contamination at sites currently or formerly owned or operated by us, or at sites where we may have sent waste for disposal. These laws often require parties to fund remedial action at sites regardless of fault. We have been named as a potentially responsible party with respect to the remediation costs at two sites which are in the process of being remediated or might be remediated in the future. As a result of our long history of manufacturing operations, there may be other sites for which we may be responsible for all or a portion of the clean-up costs. However, we believe that we have adequate reserves for our currently known remediation matters and that such matters will not have a material adverse effect on our results of operations, liquidity or consolidated financial position. In an effort to ensure ongoing compliance with applicable environmental laws and regulations, we have a program to continually monitor waste, air emissions, ozone depletion components and energy consumption.

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

In the United States, debate over the reform of the health care system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs. Various states have adopted mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. New federal legislation, enacted in December 2003, has added an outpatient prescription drug benefit to Medicare, effective January 1, 2006. The benefit is provided primarily through private entities, which are attempting to negotiate price concessions from pharmaceutical manufacturers. While these negotiations increase pricing pressures, it is also possible that the new Medicare prescription drug benefit may increase the volume of pharmaceutical drug purchases, offsetting, at least in part, potential price discounts. The new law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, but some members of Congress are still pursuing legislation that would permit the United States government to use its purchasing power to negotiate discounts from pharmaceutical companies, which would likely have a negative impact on the pricing of prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include certain limitations on prescription drug prices. Further, the implementation by CMS of the new legislation is ongoing and could result in at least indirect government controls on pricing, notwithstanding the non-interference provision in the law. The ultimate impact of these changes remains highly uncertain.

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

In the European Union, governments influence the price of pharmaceutical products and medical devices through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the United Kingdom, which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

In Japan, the National Health Ministry biannually reviews the pharmaceutical reimbursement prices of individual products. In the past, these reviews have resulted in price reductions and the downward trend appears accelerating. For 2006, the Japanese government reduced the overall reimbursement rates by over 3% and reduced the drug reimbursement rates by 1.6%. Compensation for medical devices often takes the form of doctors' fee. Although adding new technologies to the doctor's compensation schedule has been possible only biannually, the latest rule allows additions of technologies using new medical devices to the schedule from time to time.

C.	ORGANIZATIONAL STRUCTURE

Alcon, Inc. is the parent holding company of the worldwide group of Alcon companies. Alcon, Inc. owns 100% of the common voting stock in Alcon Holdings Inc., the holding company for our U.S. operations. The U.S. operations include a diverse group of subsidiaries that perform manufacturing, selling, marketing, distribution and research functions. Our significant U.S. subsidiaries are:

•	Alcon Laboratories, Inc., which performs selling, marketing and distribution activities in the United States, with physical locations in Texas, California, Maryland, Hawaii and Florida,
•	Alcon Refractive Horizons, Inc., which conducts our laser refractive business, and
•

Alcon Pharmaceuticals, Inc., which along with Alcon Laboratories, Inc., holds Alcon's interests in manufacturing, generic and R&D activities and which also conducts a distribution operation based in Nevada.

Alcon, Inc. also directly or indirectly owns numerous operating subsidiaries located outside the United States, with substantial presence in Europe, Japan, South America, Canada and Australia. These international subsidiaries are primarily engaged in selling, marketing and distribution activities; however, several international subsidiaries conduct manufacturing operations and a few maintain small research facilities. Our significant international subsidiaries, all of which are ultimately wholly owned by Alcon, Inc., are:

•	Alcon Pharmaceuticals Ltd. (Switzerland), our international trading company,
•	NV Alcon Coordination Center (Belgium) and Alcon Credit Corporation (Switzerland), our international financing companies, and
•

Alcon Capital and Investment Panama, S.A., an investment company with its registered office in Panama. A new legal entity named Trinity River International Investments (Bermuda) Ltd. was incorporated in Bermuda at the end of 2006. This entity will assume the responsibilities for the management of Alcon's international portfolio investments beginning in 2007. We plan to dissolve Alcon Capital and Investment Panama, S.A. in the first quarter of 2007.

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

The following table sets forth, by location, approximate size and principal use of our main manufacturing and other facilities at December 31, 2006:

Location	Approximate Size	Principal Use(s)	Owned/ Leased
United States:	(sq. feet)
Fort Worth, Texas	1,534,000	Research and development, administrative buildings	Owned
Fort Worth, Texas	95,000	Warehouse	Leased
Fort Worth, Texas	337,000	Pharmaceutical, contact lens care and surgical solutions	Owned
Fort Worth, Texas	314,000	Pharmaceutical and small volume consumer products	Owned
Houston, Texas	352,000	Surgical (Custom Pak® and consumables)	Owned
Irvine, California	210,000	Surgical (electronic instruments and consumables),	Leased
		research and development
Huntington, West Virginia	151,000	Surgical (intraocular lenses)	Owned
Sinking Spring, Pennsylvania	165,000	Surgical (hand-held instruments and consumables)	Owned
Orlando, Florida	90,000	Surgical (refractive equipment), research and development	Leased
Elkridge, Maryland	110,000	Distribution warehouse	Leased
Reno, Nevada	79,000	Distribution warehouse	Leased

Outside the United States:
Barcelona, Spain	437,000	Pharmaceutical, contact lens care, research and development	Owned
Puurs, Belgium	470,000	Pharmaceutical, contact lens care, surgical	Owned
		(viscoelastics and Custom Pak®), administrative
Kaysersberg, France	138,000	Pharmaceutical, contact lens care	Owned
Sao Paulo, Brazil	90,000	Pharmaceutical, contact lens care	Owned
Sao Paulo, Brazil	78,000	Administrative, warehouse	Leased
Cork, Ireland	28,000	Surgical (intraocular lenses)	Owned
Cork, Ireland	15,000	Surgical (intraocular lenses)	Leased
Schaffhausen, Switzerland	16,000	Surgical (microsurgical instruments)	Owned
Schaffhausen, Switzerland	21,000	Surgical (microsurgical instruments)	Leased
Mexico City, Mexico	44,000	Pharmaceutical, contact lens care	Owned
Mexico City, Mexico	84,000	Administrative building and warehouse	Owned
Beijing, China	6,500	Surgical (intraocular lenses and sutures)	Leased

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

Overview of Our Business

General

Alcon, Inc. ("Alcon") and its subsidiaries (collectively, the "Company") develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses, and have grown our annual sales from $82 million to almost $4.9 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering ("IPO").

We conduct our global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

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

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 continues to present opportunities and challenges for pharmaceutical companies. Many states have also implemented more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations support increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on retail prescriptions filled in 2006, according to Wolters Kluwer Health Prescription Service Audit.

We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we continuously introduce medically advanced products that differentiate us from our competitors.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 has placed additional pressure on policy makers to offset the cost increase of the prescription drug benefit by controlling budgets for reimbursement to surgical facilities. This may affect our industry's ability to maintain current pricing levels. New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries. We prepare for these challenges by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost-effective when their higher costs are compared to their measurable benefits.

Outside the United States, third-party payor reimbursement of patients and health care providers and prices for health care products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of health care costs is widespread, governments often require price reductions. The economic integration by European Union members and the introduction of the euro also have impacted pricing in these markets, as more affluent member countries are requesting prices for health care products and services comparable to those in less affluent member countries.

In most of the emerging markets in Latin America and Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, demand for our products in many developing countries has been rising.

In Japan, longer regulatory approval times impact the timing of marketing our pharmaceutical products there in comparison to other markets. In addition, the Japanese National Health Ministry reviews prices of individual pharmaceutical products and health services biannually. These reviews have resulted in price decreases, including a 1.6% decline in overall drug reimbursement in 2006. Reductions in reimbursement levels put downward price pressure on products we supply.

Currency Fluctuations

Our products are sold in over 180 countries and we sell products in a number of currencies in our Alcon International business segment. Our consolidated financial statements, which are presented in U.S. dollars, are impacted by currency exchange rate fluctuations through both translation risk and transaction risk. Translation risk is the risk that our financial statements for a particular period are affected by changes in the prevailing exchange rates of the various currencies of our subsidiaries relative to the U.S. dollar. Transaction risk is the risk that the currency structure of our costs and liabilities deviates to some extent from the currency structure of our sales proceeds and assets.

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

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits, while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits. We experienced positive currency impacts during 2006, 2005 and 2004. During 2006 and 2004, the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits. In 2005, while the U.S. dollar strengthened against most major currencies during the year, the average rate was still weaker compared to 2004 rates, creating a positive currency effect on our results. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and consumer eye care products. Our operating revenues and operating income are affected by various factors, including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products. Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor. We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies. In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure to reduce prices from governments and from managed care organizations in the United States. We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall. Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions. We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside the United States, we generally do not charge a technology fee, although we charge a technology fee when our LADARWave® CustomCornea® wavefront system is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

Sales of our consumer eye care products are driven by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, advertising and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. Except in 2005, the largest portion of these costs is salary for sales and marketing staff. In December 2005, as discussed further below and in note 18 to the consolidated financial statements, we recorded provisions totaling $248.7 million, including $245.5 million to selling, general and administrative expenses for certain patent litigation and for property damages to our operations in Hemel Hempstead, England. In 2006, selling, general and administrative expense decreased primarily from the July 2006 settlement of the patent litigation. Recognition of the settlement terms during June 2006 reduced the 2005 provision by $119.0 million.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. As part of the Company's commitment to develop treatments for diseases, disorders and other conditions of the eye, we normally plan to spend approximately 10% of sales for research and development. During each of the years 2006, 2005 and 2004, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to acquisitions and the licensing of intangible assets. In 2006, we recognized impairment losses of $144.8 million, including $125.7 million in amortization of intangibles, on certain assets used in our refractive product line, as discussed in note 5 to the consolidated financial statements. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2006 is estimated to decrease from $43.4 million in 2007 to $3.2 million in 2011.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R) related to share-based payments. The adoption required that we begin recognizing costs ($83.0 million in 2006) for share-based compensation that were not recognized in prior periods, as discussed more fully in note 12 to the consolidated financial statements.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. Under SFAS No. 158, retrospective application is not permitted. Therefore, the amount of accumulated other comprehensive income at December 31, 2006 is not directly comparable to those amounts in the prior years. The adoption did not affect net earnings in 2006.

In the second quarter of 2004, the Company recorded a current tax benefit of $57.6 million. This benefit resulted from the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several tax audit issues relating to prior years.

Material Opportunities, Challenges and Risks

The Company is focused on its ability to bring new products successfully to market in a competitive industry environment. The Company's long term profitability is dependent upon the ability of its research and development activities to provide a pipeline of new products that are successful in the marketplace. In general, we are able to generate higher margins from the sales of our products that are under patents or licenses restricting the production or sale of such products by others. Our goal is to consistently advance the state of our research and development so as to be in a position, as existing products approach the end of their patent or license protection periods, to introduce next generation or new products that provide greater efficacy, broader application or more convenience. Such products under new patents or licenses provide opportunities to maintain and grow our sales.

Part of our strategy is to devote significant resources to research and development efforts. Development of new products can be a long and expensive process. Over the past three years, we have invested approximately 10% of annual revenues into research and development. We strive to be the first to introduce new products in the marketplace or to provide greater efficacy in treatment of ophthalmic conditions. Being first to the marketplace with a product category can often result in a significant marketing advantage, particularly as larger pharmaceutical companies increase their focus on the ophthalmology field.

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

On February 21, 2007, Alcon RefractiveHorizons, Inc. issued a Device Safety Alert that directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not include other CustomCornea® wavefront system procedures or any conventional laser procedures. This alert was issued in response to our receipt of reports from seven surgical centers citing topographically-observed “central islands” in some patients following custom myopia laser procedures using the LADAR6000™ excimer laser. In some of these cases, patients exhibited a decrease in best corrected visual acuity. An investigation is continuing to determine the cause of the reports. We have notified the FDA of this situation. Our management is working to determine an appropriate corrective action and has submitted a Pre-Market Approval supplement. Until corrective action is determined, we are unable to determine whether the associated costs will be significant. For the year ended December 31, 2006, our refractive sales were 1.1% of total sales, and we expect that our future sales from per procedure technology fees will be reduced.

As indicated earlier, our industry is dependent on proprietary technology and we vigilantly strive to protect ours. From time to time, competitors challenge our intellectual property rights. Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware in 2003. AMO claimed the Company infringed two of AMO's U.S. patents, challenging certain features of the Company's Infiniti® vision system and certain software upgrades to its LEGACY® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

In December 2005, the court ruled in favor of AMO and set damages at $213.9 million. In the final judgment entered in January 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorneys' fees and costs. Due to the court's final judgment, the Company recorded (in selling, general and administrative expenses) in the fourth quarter of 2005 a $240.0 million provision related to this litigation. The Company also filed motions for appeal of the decision and for a new trial.

Since 2004, the Company also had filed three lawsuits against AMO for patent infringement by certain AMO surgical systems and viscoelastic products.

On July 10, 2006, the Company and AMO announced a global settlement agreement resolving all existing patent disputes between them. The settlement provided for the dismissal of all pending lawsuits, for AMO to request that the Delaware court vacate its judgment and injunction previously entered against the Company, and for dismissal of corresponding appeals. The settlement entitled both parties to continue marketing their current phacoemulsification product lines on a royalty-free basis, and contained provisions designed to reduce the likelihood of patent disputes on future product offerings.

Under the settlement, the Company paid AMO $121.0 million in July 2006. Because in connection with the Delaware judgment the Company had previously accrued $240.0 million in the year ended December 31, 2005, the Company realized in selling, general and administrative expenses a pretax benefit for the accrual reduction of $119.0 million in the year ended December 31, 2006.

Alcon has joined with its commercial partners in filing patent infringement actions against two different generic drug companies. Both generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA"). The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. As part of its ANDA, Teva is challenging three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2019, is owned by Alcon. Suit was filed by Alcon and Bayer as co-plaintiffs against Teva on April 5, 2006, in the U.S. District Court in Delaware. As a result of the lawsuit filing, the FDA must delay any approval of Teva's ANDA for 30 months unless the litigation is earlier resolved. Trial has been scheduled for February 2008. Should Teva succeed in overcoming all three patents and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product. Such competition would be expected to impact Alcon's sales and profits.

The second patent infringement action was filed after Alcon received notice that a Canadian-based generic drug company had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Two unchallenged United States patents protect the product until 2010, which means there is no current threat to the Patanol® product market prior to that date. The single challenged patent, which is co-owned by Alcon and its raw material supplier, Kyowa Hakko Kogyo Co. Ltd., will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved. Trial has not yet been scheduled in this case. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact Alcon's sales and profits.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company's nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded provisions totaling $8.7 million ($3.2 million in cost of goods sold and $5.5 million in selling, general and administrative expenses) for the resulting write-offs and estimated costs of repairs. At December 31, 2006, repairs were approaching completion, expected in early 2007. Based on more recent estimates, approximately $1.3 million of the provision was reversed in November 2006. The Company was effectively self-insured through its captive insurance subsidiary for these losses and intends to seek recovery from the parties responsible for the fires and explosions; however, in accordance with SFAS No. 5, the Company has not recognized any amounts for such recovery.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over- or understated.

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

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill and intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist, or at least annually for goodwill. In 2006, the Company recorded impairment losses totaling $144.8 million, including $125.7 million related to intangible assets, for certain assets used in the refractive product line when projected cash flows indicated the costs of the assets would not be recoverable.

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

Our annual effective tax rate will differ from the Swiss statutory rate, primarily because of higher tax rates in the United States and most other non-Swiss jurisdictions. Our effective tax rate may be subject to fluctuations during the fiscal year as new information is obtained which may affect the assumptions we use to estimate our annual effective tax rate, including factors such as our mix of pretax earnings in the various tax jurisdictions in which we operate, valuation allowances against deferred tax assets, reserves for tax audit issues and settlements, utilization of research and experimentation tax credits and changes in tax laws in jurisdictions where we conduct operations.

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

Pension and Other Employee Benefits: We must make certain assumptions in the calculation of the actuarial valuation of the Company-sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. Furthermore, our actuarial consultants also use subjective factors such as withdrawal and mortality rates. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 16 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company and the adoption of SFAS No. 158.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales
	2006	2005	2004	2006	2005	2004
	(in millions, except percentages)
Sales:
United States	$2,463.7	$2,195.4	$1,990.3	50.3%	50.3%	50.9%
International	2,432.9	2,173.1	1,923.3	49.7	49.7	49.1

Total sales	4,896.6	4,368.5	3,913.6	100.0	100.0	100.0
Costs of goods sold	1,215.1	1,078.4	1,081.6	24.8	24.7	27.6

Gross profit	3,681.5	3,290.1	2,832.0	75.2	75.3	72.4
Selling, general and administrative	1,398.5	1,594.7	1,237.3	28.5	36.4	31.6
Research and development	512.1	421.8	390.4	10.5	9.7	10.0
Amortization of intangibles	198.8	85.7	72.5	4.1	2.0	1.9

Operating income	1,572.1	1,187.9	1,131.8	32.1	27.2	28.9
Gain (loss) from foreign currency, net	(7.9)	0.7	(2.2)	(0.1)	--	--
Interest income	74.1	48.7	23.3	1.5	1.1	0.6
Interest expense	(42.6)	(38.8)	(26.9)	(0.9)	(0.9)	(0.7)
Other, net	21.2	4.4	(0.3)	0.4	0.1	--

Earnings before income taxes	1,616.9	1,202.9	1,125.7	33.0	27.5	28.8
Income taxes	268.8	271.9	253.9	5.5	6.2	6.5

Net earnings	$1,348.1	$931.0	$871.8	27.5%	21.3%	22.3%

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses several factors affecting the comparability of certain items in the above table.

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

				As a % of Total Sales
	2006	2005	2004	2006	2005	2004
	(in millions, except percentages)

Alcon United States:
Pharmaceutical	$1,170.6	$1,047.7	$941.3	47.5%	47.7%	47.3%
Surgical	950.4	870.1	778.0	38.6	39.6	39.1
Consumer eye care	342.7	277.6	271.0	13.9	12.7	13.6

Total sales	$2,463.7	$2,195.4	$1,990.3	100.0%	100.0%	100.0%

Segment operating income(1)	$1,290.8	$1,098.3	$925.4	52.4%	50.0%	46.5%

Alcon International:
Pharmaceutical	$836.6	$720.0	$601.3	34.4%	33.1%	31.3%
Surgical	1,253.4	1,146.8	1,036.4	51.5	52.8	53.9
Consumer eye care	342.9	306.3	285.6	14.1	14.1	14.8

Total sales	$2,432.9	$2,173.1	$1,923.3	100.0%	100.0%	100.0%

Segment operating income(1)	$996.9	$875.9	$700.0	41.0%	40.3%	36.4%

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

					Change						Change
				Foreign	in					Foreign	in
				Currency	Constant					Currency	Constant
	2006	2005	Change	Change	Currency	(a)	2005	2004	Change	Change	Currency	(a)
	(in millions, except percentages)

Alcon United States:
Pharmaceutical	$1,170.6	$1,047.7	11.7%	--%	11.7%		$1,047.7	$941.3	11.3%	--%	11.3%
Surgical	950.4	870.1	9.2	--	9.2		870.1	778.0	11.8	--	11.8
Consumer eye care	342.7	277.6	23.5	--	23.5		277.6	271.0	2.4	--	2.4

Total sales	$2,463.7	$2,195.4	12.2	--	12.2		$2,195.4	$1,990.3	10.3	--	10.3

Alcon International:
Pharmaceutical	$836.6	$720.0	16.2	1.4	14.8		$720.0	$601.3	19.7	2.9	16.8
Surgical	1,253.4	1,146.8	9.3	0.2	9.1		1,146.8	1,036.4	10.7	1.7	9.0
Consumer eye care	342.9	306.3	11.9	1.1	10.8		306.3	285.6	7.2	2.9	4.3

Total sales	$2,432.9	$2,173.1	12.0	0.7	11.3		$2,173.1	$1,923.3	13.0	2.2	10.8

Total:
Pharmaceutical	$2,007.2	$1,767.7	13.5	0.5	13.0		$1,767.7	$1,542.6	14.6	1.1	13.5
Surgical	2,203.8	2,016.9	9.3	0.1	9.2		2,016.9	1,814.4	11.2	1.0	10.2
Consumer eye care	685.6	583.9	17.4	0.6	16.8		583.9	556.6	4.9	1.5	3.4

Total sales	$4,896.6	$4,368.5	12.1	0.4	11.7		$4,368.5	$3,913.6	11.6	1.1	10.5

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2006 reported amounts, calculated using 2005 monthly average exchange rates, to the actual 2006 reported amounts. The same process was used to compare 2005 to 2004. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2006 Compared to Year ended December 31, 2005

Sales

For the year ended December 31, 2006, the Company's global sales increased 12.1% to $4,896.6 million over sales for 2005. Foreign currency impact was responsible for 0.4% of the increase in sales for the period. Excluding the effect of foreign exchange fluctuations, global sales would have grown by 11.7%, reflecting volume growth in most markets. Sales in the United States, Japan, Russia, Brazil, Canada and Mexico provided the majority of the growth in constant currency.

Alcon United States sales were 50.3% of global sales and increased 12.2% to $2,463.7 million in the year ended December 31, 2006 compared to $2,195.4 million in 2005. Alcon International sales were 49.7% of global sales and increased 12.0% (11.3% in constant currency) to $2,432.9 million in the year ended December 31, 2006 from $2,173.1 million in 2005.

				Foreign	Change in
				Currency	Constant
PRODUCT SALES	2006	2005 (b)	Change	Change	Currency	(a)
	(in millions, except percentages)

Infection/inflammation	$734.2	$641.0	14.5%
Glaucoma	694.0	621.4	11.7
Allergy	386.6	357.5	8.1
Otic	233.4	211.9	10.1
Other pharmaceuticals/rebates	(41.0)	(64.1)	*

Total Pharmaceutical	2,007.2	1,767.7	13.5	0.5%	13.0%

Intraocular lenses	794.4	689.4	15.2
Cataract/vitreoretinal	1,357.7	1,271.3	6.8
Refractive	51.7	56.2	(8.0)

Total Surgical	2,203.8	2,016.9	9.3	0.1	9.2

Contact lens disinfectants	370.6	292.6	26.7
Artificial tears	200.4	170.8	17.3
Other	114.6	120.5	(4.9)

Total Consumer Eye Care	685.6	583.9	17.4	0.6	16.8

Total Global Sales	$4,896.6	$4,368.5	12.1	0.4	11.7

*	Not Meaningful
(a)

Change in constant currency is determined by comparing adjusted 2006 reported amounts, calculated using 2005 monthly average exchange rates, to the actual 2005 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

(b)	We have reclassified certain sales details to conform to the current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products increased 13.5% (13.0% in constant currency) to $2,007.2 million in the year ended December 31, 2006. Sales of key products contributed to significant growth in all major therapeutic categories.

Sales of products for treatment of infections and inflammation increased 14.5% during the year ended December 31, 2006. This increase reflected the first full year's sales of NEVANAC® ophthalmic preparation since its introduction in September 2005, global sales growth of TobraDex® ophthalmic suspension and ointment, and higher sales of the Vigamox® ophthalmic solution.

Sales of Vigamox®, our newest anti-infective drug, increased 27.1%, primarily due to increased sales in the United States as physicians continued to convert to it from older anti-infectives. In 2006, we marketed this fluoroquinolone drug in approximately 40 countries around the world. In July 2006, the Japanese Ministry of Health, Labor and Welfare approved Vegamox™ moxifloxacin solution (known in other markets as Vigamox®) for the treatment of bacterial infections of the eye.

The approval and the October 2006 commercial launch of Vegamox™ in Japan were important achievements; however, the impact of the launch on sales in 2006 was negligible. (Vigamox® and Vegamox™ are licensed to Alcon by Bayer Healthcare AG.)

The U.S. commercial launch of NEVANAC® ophthalmic solution began in September 2005. NEVANAC® is the first ophthalmic non-steroidal anti-inflammatory drug ("NSAID") to receive FDA approval for the treatment of pain and inflammation associated with cataract surgery. In the time since its introduction, NEVANAC® has captured approximately 22% of its therapeutic market in the United States during December 2006, according to the Wolters Kluwer Health Service Prescription Audit.

Our line of glaucoma products continued to show sales growth. Sales of TRAVATAN® ophthalmic solution, our prostaglandin analogue, grew 17.2% for the year ended December 31, 2006. Earlier in 2006, the Company began providing its TRAVATAN™ Dosing Aid to a targeted group of physicians. This device is provided without charge to help physicians and their patients improve compliance with prescribed dosage regimens. In 2006, TRAVATAN® was sold in more than 100 markets. During the same period, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor (TCAI), posted a 16.7% sales increase from growth in both the U.S. and International markets.

In September 2006, the FDA approved TRAVATAN®Z™ ophthalmic solution for the treatment of glaucoma for patients who are intolerant or insufficiently responsive to other intraocular pressure-lowering medications. TRAVATAN®Z™ enables doctors to help glaucoma patients with a benzalkonium chloride ("BAC") free prostaglandin. The commercial launch of TRAVATAN®Z™ began in October 2006.

Global sales of our key allergy product, Patanol® ophthalmic solution, grew 9.1% in the year ended December 31, 2006. U.S. sales of Patanol® increased 4.2% in the year ended December 31, 2006 over 2005, despite increased competitive product offerings and sampling. Sold in Europe as Opatanol® ophthalmic solution, Patanol® generated International sales representing a 47.0% increase over 2005. Sales growth in existing Alcon International markets was responsible for a major portion of the International growth along with the introduction of Patanol® in new countries. In July 2006, the Japanese Ministry of Health, Labor and Welfare gave approval to market Patanol® in Japan, the second largest ocular allergy market in the world. The Company's commercial launch of Patanol® in Japan began in September 2006. Patanol® was sold in more than 85 countries in 2006.

Sales of otic products increased 10.1%, despite slower market growth for this category. U.S. sales of CIPRODEX® otic suspension were responsible for the increase in otic products sales during 2006. CIPRODEX® otic is approved for treatment of middle ear infections in children with ear tubes and outer ear infections. (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Healthcare AG.)

The change in the other pharmaceuticals/rebates line in the year ended December 31, 2006 compared to 2005 was due primarily to a significant decline in the Company's rebates relating to the Federal Medicaid program. The decline in Medicaid rebates has been partially offset by an increase in rebates related to the Federal Medicare Part D program, which began January 1, 2006. Rebates have been estimated and accrued in the quarter in which the related sales have been recorded. Rebates related to the Federal Medicare Part D program have been applied to the sales within the various product line categories when paid, while rebates for Federal Medicaid programs historically have not. Consequently, sales of the various product line categories also reflect reductions for the shift in the rebate types.

Surgical

Global sales of our surgical products grew 9.3% (9.2% in constant currency) to $2,203.8 million in the year ended December 31, 2006. Intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) provided this growth, which was offset by decreased sales of our refractive products.

Sales of intraocular lenses increased 15.2% in the year ended December 31, 2006. This increase reflected continued growth in the market and in our market share, as well as the conversion from lower-priced AcrySof® lenses to premium-priced products, such as the AcrySof® Natural intraocular lens, the AcrySof® IQ aspheric intraocular lens and the AcrySof® ReSTOR® multifocal intraocular lens.

The AcrySof® IQ intraocular lens is an aspheric lens that is designed to reduce corneal spherical aberration. Ophthalmic experts believe that uncorrected corneal spherical aberrations reduce visual function. After submitting clinical data on this lens to the Centers for Medicare and Medicaid Services, effective May 19, 2006, this agency recognized the AcrySof® IQ intraocular lens as belonging to the New Technology Intraocular Lens ("NTIOL") classification defined by Reduced Spherical Aberration. This NTIOL designation increases the Medicare payment to ambulatory surgery centers for cataract surgery by

$50 when surgery is performed with an AcrySof® IQ intraocular lens. This NTIOL subset and adjusted payment for the AcrySof® IQ intraocular lens will remain in effect until February 27, 2011.

The AcrySof® ReSTOR® lens was approved by the FDA in late March 2005. The AcrySof® ReSTOR® lens uses a proprietary apodized diffractive refractive technology to give patients a full range of quality vision (near, intermediate and distance) that greatly increases their independence from glasses after surgery. Largely due to its U.S. launch in May 2005, global sales of AcrySof® ReSTOR® grew to $102.2 million in the year ended December 31, 2006, compared to $54.2 million for the year ended December 31, 2005.

Sales of cataract procedure packs increased 9.4%, while sales of viscoelastics and cataract equipment grew 8.1% and 2.8%, respectively. Sales of vitreoretinal surgical disposables rose 14.1% and, along with a 9.4% increase in vitreoretinal surgical equipment sales, produced a 12.0% increase in vitreoretinal product sales.

Refractive sales declined 8.0% for the year ended December 31, 2006. Refractive technology fees declined by 13.8% and sales of refractive equipment declined in 2006 compared to 2005 as sales of the LADARWave® wavefront system declined.

Earlier in 2006, the FDA concluded its inspection of our refractive surgical equipment operation as part of the process to clear an outstanding FDA warning letter related to its complaint handling process. All items in the warning letter have been cleared, followed by receipt of four approvals for Pre-Market Approval Supplements in the second quarter of 2006. These four approvals related to applications for the LADAR6000™ excimer laser and new CustomCornea® wavefront system indications for use, including hyperopia with/without astigmatism and mixed astigmatism.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, grew 17.4% (16.8% in constant currency) to $685.6 million in the year ended December 31, 2006.

Sales of our contact lens disinfectants increased 26.7% in the year ended December 31, 2006 compared to 2005. Sales growth of our contact lens disinfectants reflected our success in gaining market share after a major competitor withdrew one of its leading products from the market during the second quarter of 2006. The withdrawal created a surge in demand for alternate products as retailers and consumers replaced their existing supply of the competitor's disinfectants. Since our competitor's recall, we have maintained most of the market share we gained as evidenced by our 38% share of the U.S. contact lens disinfectants market in December, compared to 29% in March 2006, according to ACNielson ScanTrack. Also contributing to the sales increase was the launch of OPTI-FREE® RepleniSH® multipurpose disinfecting solution in the United States in the first quarter of 2006.

Sales of our artificial tears products grew 17.3% over the same period. Higher sales of Systane® lubricant eye drops accounted for approximately 82.4% of the growth. More than half of the sales growth for Systane® came from International markets reflecting the introduction of the product in additional markets during 2006, as well as growth in existing markets. Higher sales of Tears Naturale® lubricant eye drops in International markets provided the remaining growth.

In December 2006, the Company announced a voluntary recall of Systane® Free LIQUID GEL lubricant eye drops, after receiving 11 reports of foreign material in partially-used bottles. Approximately five million bottles were distributed in 2006. No infections were associated with the contaminated bottles and the recall did not apply to any other Systane® products. In addition to the costs of the recall and the losses for destruction of inventory, the Company recorded in 2006 a provision for returns of approximately $2 million as a result of this recall. The Company has determined that the contamination was the result of the specific formulation used in the product and was not related to a manufacturing issue.

Gross Profit

Gross profit increased 11.9% to $3,681.5 million in the year ended December 31, 2006 from $3,290.1 million in 2005. Gross profit decreased slightly as a percent of sales to 75.2% in the year ended December 31, 2006 from 75.3% in 2005. The decrease reflected impairment losses of $19.1 million and $10.9 million of share-based compensation expense added to cost of goods sold in the year ended December 31, 2006. Effective January 1, 2006, the Company adopted SFAS No. 123(R) related to share-based payments. The adoption required that we begin recognizing in earnings the costs for share-based compensation, which were not recognized in prior periods, as discussed more fully in note 12 to the consolidated financial statements. During the year ended December 31, 2005, the Company recorded provisions for losses related to property damages in the United Kingdom. The impact on gross margin in 2005 was minimal, reducing it by 0.1% of sales.

Operating Expenses

Selling, general and administrative expenses decreased 12.3% to $1,398.5 million in the year ended December 31, 2006. Selling, general and administrative expense as a percentage of sales decreased to 28.5% in 2006 from 36.4% in 2005. The decrease primarily resulted from the July 2006 settlement of certain patent litigation discussed earlier. Recognition of the settlement terms during June 2006 reduced earlier provisions of $240.0 million from December 2005 by $119.0 million. This reduction was offset somewhat by the adoption of SFAS No. 123(R) for share-based compensation, which increased selling, general and administrative expenses by $46.6 million in the year ended December 31, 2006. The most recent year also reflected additional sales force and expanded promotion and marketing expenses in some markets. Selling, general and administrative expenses in 2005 included the provisions of $240.0 million related to the patent infringement litigation and $5.5 million related to the United Kingdom property damages.

Research and development expenses increased 21.4% to $512.1 million (or 10.5% of sales) in the year ended December 31, 2006 from $421.8 million (or 9.7% of sales) in 2005. The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care products, as well as payments associated with outside collaboration agreements. It also reflected the adoption of SFAS No. 123(R) in 2006 for share-based compensation, which increased research and development expenses by $23.8 million in the year ended December 31, 2006.

Amortization of intangibles increased to $198.8 million in the year ended December 31, 2006 from $85.7 million in 2005. This increase reflected $125.7 million of impairment losses discussed in note 5 to the consolidated financial statements.

Operating Income

Operating income increased 32.3% to $1,572.1 million in the year ended December 31, 2006 from $1,187.9 million in 2005. Operating income increased to 32.1% of sales in the year ended December 31, 2006 from 27.2% in 2005. This increase in 2006 reflected gross profit gains from the increase in sales volume, as well as the reduction of the patent litigation provision mentioned above. Otherwise, operating expenses increased primarily due to the impairment losses totaling $144.8 million and to the inclusion of share-based compensation expense from the adoption of SFAS No. 123(R) in 2006. Share-based compensation expense decreased operating income by $81.3 million in the year ended December 31, 2006. Included in 2005 operating income are provisions of $240.0 million related to the patent infringement litigation and $8.7 million related to the United Kingdom property damages.

Alcon United States business segment operating income increased 17.5% to $1,290.8 million, or 52.4% of sales, in the year ended December 31, 2006 from $1,098.3 million, or 50.0% of sales, in 2005. Operating income in 2006 improved as a result of sales volume gains, product mix and (in the first quarter of 2006) lower royalties. Expanded direct selling, promotion and marketing expenses and increased distribution costs offset a portion of these gains.

Alcon International business segment operating income increased 13.8% to $996.9 million, or 41.0% of sales, in the year ended December 31, 2006 from $875.9 million, or 40.3% of sales, in 2005. In 2006, operating income increased as a percent of sales primarily from sales volume gains and efficiencies gained from our global infrastructure. The improvement occurred despite increases in selling, promotion and marketing expenses, as well as increased operating costs during the repairs to the United Kingdom facilities caused by nearby fires and explosions in 2005.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation. In 2006, the $119.0 million reduction of the patent litigation provision and the impairment losses of $144.8 million were recorded in general corporate expenses. In 2005, other general corporate expenses included the impact of the provisions for the patent infringement litigation and the United Kingdom property damages.

Interest and Other Expenses

Interest income increased 52.2% to $74.1 million in the year ended December 31, 2006 from $48.7 million in 2005. This increase resulted from larger average cash and investment balances as well as from higher rates of return. Interest expense increased 9.8% to $42.6 million in the year ended December 31, 2006 from $38.8 million in 2005, resulting from higher short term interest rates, partially offset by reduced average outstanding debt during the year.

Other, net for the year ended December 31, 2006 consisted primarily of gains on investments of $20.0 million, including $13.9 million of unrealized gains on trading securities.

Income Tax Expense

Income tax expense decreased to $268.8 million in the year ended December 31, 2006 from $271.9 million in the year ended December 31, 2005. The effective tax rate was 16.6% in the year ended December 31, 2006, compared to 22.6% in the year ended December 31, 2005. The 16.6% effective tax rate reflects the reversal of deferred tax liabilities at U.S. tax rates caused by the impairment losses and the benefit of funding a larger percentage of research and development in the United States. In addition, during the year ended December 31, 2006, the Company recognized an aggregate tax benefit of approximately $45.0 million comprised primarily of net releases and reductions of reserves related to prior periods resulting from expiration of statutes of limitations in various jurisdictions, refinements of prior estimates, and developments with respect to negotiations and negotiating positions with tax authorities around the world. The Base Rate, which is the effective tax rate excluding this net benefit, for the year ended December 31, 2006 would have been 21.0% as compared to a Base Rate of 25.1% for the year ended December 31, 2005.

Income tax expense for the year ended December 31, 2005 included:

•	current benefits resulting from the settlement of audits in various jurisdictions and adjustments to reserves reflecting new data concerning the assessment of tax risks in various jurisdictions, and
•	the effects of recording provisions for the patent infringement litigation and the United Kingdom property damages in higher tax rate jurisdictions.

The effective tax rates for the periods reflected the following elements:

	Years ended December 31,
	2006	2005

Base Rate	21.0%	25.1%
Tax impact of prior year audit settlements, amended returns and
adjustments to estimates	(2.7)	(3.6)
Effects of recording in 2006 the reduction in the patent litigation provision and the impairment losses and in 2005 the provisions for patent infringement litigation and United Kingdom property damages in
higher tax rate jurisdictions	(1.7)	1.1

Effective tax rate	16.6%	22.6%

Base Rate is a non-GAAP measure presented to provide a better understanding of the evolution of income taxes on current earnings between years.

We plan to continue to fund more of our research and development in the United States rather than elsewhere in 2007 and the following years. This strategy results from the evolving nature of our research and development focus to more retinal and glaucoma pharmaceutical products and the expected evolution of tax laws and tax enforcement, which reduce the benefit of owning intellectual property outside the United States. Primarily by increasing our U.S. tax deduction for research and development, we expect this strategy to decrease our Base Rate by approximately 3% to 5% in the aggregate through 2008, at which point it should remain relatively stable for the remainder of the decade (excluding any extraordinary events).

Net Earnings

Net earnings increased 44.8% to $1,348.1 million in the year ended December 31, 2006 from $931.0 million in 2005. This increase resulted from an increase in gross profit that exceeded increases in operating expenses, the 2006 reduction of the patent litigation provision mentioned above ($97.5 million after taxes), and from lower income taxes. The 2006 impairment losses decreased net earnings by $92.0 million. The adoption of SFAS No. 123(R) further reduced net earnings by $55.2 million in the year ended December 31, 2006.

Provisions for patent litigation and property damages sustained at the United Kingdom facility reduced net earnings for the year ended December 31, 2005 by $196.7 million and $11.0 million, respectively.

Year ended December 31, 2005 Compared to Year ended December 31, 2004

Sales

For the year ended December 31, 2005, the Company's global sales increased 11.6% to $4,368.5 million over sales for 2004. Foreign currency impact was responsible for 1.1% of the increase in sales for the period. Excluding the effect of foreign exchange fluctuations, global sales would have grown by 10.5%, reflecting volume growth in most markets. Sales in the United States, Japan, Germany, Canada, Brazil, Spain and Mexico provided the majority of the growth in constant currency.

Alcon United States sales were 50.3% of global sales and increased 10.3% to $2,195.4 million in the year ended December 31, 2005 compared to $1,990.3 million in 2004. Alcon International sales were 49.7% of global sales and increased 13.0% (10.8% in constant currency) to $2,173.1 million in the year ended December 31, 2005 from $1,923.3 million in 2004.

				Foreign	Change in
				Currency	Constant
PRODUCT SALES	2005	2004	Change	Change	Currency	(a)
	(in millions, except percentages)

Infection/inflammation	$639.9	$572.7	11.7%
Glaucoma	621.4	526.3	18.1
Allergy	357.5	321.4	11.2
Otic	211.9	171.3	23.7
Other pharmaceuticals/rebates	(63.0)	(49.1)	*

Total Pharmaceutical	1,767.7	1,542.6	14.6	1.1%	13.5%

Intraocular lenses	676.3	583.9	15.8
Cataract/vitreoretinal	1,284.4	1,167.7	10.0
Refractive	56.2	62.8	(10.5)

Total Surgical	2,016.9	1,814.4	11.2	1.0	10.2

Contact lens disinfectants	296.7	298.9	(0.7)
Artificial tears	170.8	141.5	20.7
Other	116.4	116.2	0.2

Total Consumer Eye Care	583.9	556.6	4.9	1.5	3.4

Total Global Sales	$4,368.5	$3,913.6	11.6	1.1	10.5

*	Not Meaningful
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

Sales of products for treatment of infections and inflammation increased 11.7% during the year ended December 31, 2005. This increase reflects the introduction of NEVANAC® ophthalmic preparations during the fourth quarter of 2005, sales growth of TobraDex®, and higher sales of the Company's fluoroquinolone anti-infectives.

Sales of Vigamox® increased 39.6% primarily due to increased sales in the United States as physicians continued to convert from older fluoroquinolones, including Ciloxan® ophthalmic solution and ointment, to the newer class of fluoroquinolones. Global sales of branded fluoroquinolone anti-infectives (Vigamox® and Ciloxan®) increased 8.2% in the year ended December 31, 2005 compared to the same period in 2004. Sales of Ciloxan® were lower because the United States patent for this product expired in June 2004. Falcon, Alcon's generic subsidiary, introduced its own version of Ciloxan® in May 2004 to capture a share of these conversions to the generic form of the product. However, these sales of the generic product were at a much lower price.

In August 2005, the FDA approved our new drug application for NEVANAC® (nepafenac ophthalmic suspension) 0.1% for the treatment of pain and inflammation associated with cataract surgery. The approval came after a priority six-month review. NEVANAC® contains a novel prodrug that rapidly penetrates ocular tissues. The United States commercial launch of NEVANAC® began in September 2005.

Our line of glaucoma products continued to show sales growth. TRAVATAN®, our prostaglandin analogue, continued its global expansion with a 37.8% increase in sales for the year ended December 31, 2005. During 2005, TRAVATAN® was sold in more than 100 markets. During the same period, Azopt®, the Company's topical carbonic anhydrase inhibitor (TCAI), posted a 21.1% sales increase largely from growth in our International markets.

Global sales of our key allergy product, Patanol®, grew 12.2% in the year ended December 31, 2005. U.S. sales of Patanol® increased 10.0% in the year ended December 31, 2005 over 2004, despite increased competitive product sampling. Patanol®, sold in Europe as Opatanol®, generated International sales representing a 31.7% increase over 2004. Sales growth in existing Alcon International markets was responsible for a major portion of the International growth along with the introduction of Patanol® in new countries. The product was sold in more than 75 countries in 2005.

Our offering of otic products achieved the strongest growth rate, 23.7%, within the pharmaceutical line. U.S. sales of CIPRODEX® otic were responsible for the increase in otic products sales during 2005.

Surgical

Global sales of our surgical products grew 11.2% (10.2% in constant currency) to $2,016.9 million in the year ended December 31, 2005. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, provided this growth, which was offset by decreased sales of our refractive products.

Sales of AcrySof® intraocular lenses increased 16.8% in the year ended December 31, 2005. This increase reflected continued growth in the market and in our market share, as well as the conversion from lower-priced AcrySof® lenses to premium-priced products, such as the AcrySof® Natural, the AcrySof® IQ aspheric intraocular lens and the AcrySof® ReSTOR®.

The AcrySof® ReSTOR® was approved by the FDA in March 2005. The AcrySof® ReSTOR® is the first and only apodized diffractive intraocular lens for cataract patients with and without presbyopia, providing patients with a full range of quality vision (near, intermediate and distance), and greatly reducing their reliance on glasses. In May 2005, the Centers for Medicare and Medicaid Services clarified Medicare payment rules for presbyopia-correcting intraocular lenses used in cataract surgeries. Prior to this ruling, limitations on Medicare payment and market pricing for presbyopia-correcting intraocular lenses effectively would have prevented beneficiaries from having these lenses implanted. Under the new policy, Medicare will continue existing reimbursement amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges for refractive services and presbyopia-correcting intraocular lenses such as the AcrySof® ReSTOR®. Sales of AcrySof® ReSTOR® increased to $54.2 million in 2005, largely due to its U.S. launch in May 2005. U.S. sales of AcrySof® ReSTOR® were $35.3 million, while sales outside the United States were $18.9 million.

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

During the year ended December 31, 2005, the Company recorded provisions for losses related to property damages in the United Kingdom. The impact on gross margin was $3.2 million, reducing it by 0.1% of sales.

Operating Expenses

Selling, general and administrative expenses increased 28.9% to $1,594.7 million in the year ended December 31, 2005. Selling, general and administrative expense as a percentage of sales increased to 36.4% from 31.6%. Included in 2005 selling, general and administrative expenses are provisions of $240.0 million related to the patent infringement litigation and $5.5 million related to the United Kingdom property damages. Excluding these provisions, selling, general and administrative expense would have declined as a percent of sales, reflecting the continued operating efficiencies gained from the Company's global infrastructure and cost control.

Research and development expenses declined to 9.7% of sales in the year ended December 31, 2005 from 10.0% in the same period of 2004. The expenses in 2005 of $421.8 million represented an 8.0% increase over the same period in 2004. Research and development expenses represent a continued investment across all product lines.

Amortization of intangibles increased to $85.7 million in the year ended December 31, 2005 from $72.5 million in 2004. During the years ended December 31, 2005 and 2004, the Company restructured the payment obligations under certain license agreements that provided for future royalties, converting a portion of the variable payments into fixed amounts. The amortization of the new fixed amounts for these licenses added $14.6 million to amortization of intangibles for the year ended December 31, 2005.

Operating Income

Operating income increased 5.0% to $1,187.9 million in the year ended December 31, 2005 from $1,131.8 million in 2004. Operating income decreased to 27.2% of sales in the year ended December 31, 2005 from 28.9% in 2004. Included in 2005 operating income are provisions of $240.0 million related to the patent infringement litigation and $8.7 million related to the United Kingdom property damages. Other components of operating income in 2005 reflected an increase in gross profit that significantly exceeded increases in operating expenses.

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

The resulting effective tax rate was 22.6% in the year ended December 31, 2005, the same rate as in 2004. Income tax expense for the year ended December 31, 2005 also included current benefits resulting from the settlement of audits in various jurisdictions and adjustments to reserves reflecting new data concerning the assessment of tax risks in various jurisdictions. Excluding the impact of the patent infringement litigation, the United Kingdom property damages and the aggregate current tax benefits resulting from the settlement of audits, the Base Rate for the year ended December 31, 2005 was 25.1%, compared to a Base Rate of 27.8% for the year ended December 31, 2004. The Base Rate improvement primarily reflects a shift of income to jurisdictions with lower tax rates and the benefit of funding a larger percentage of research and development in the United States.

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

Base Rate is a non-GAAP measure presented to provide a better understanding of the evolution of income taxes on current earnings between years.

Net Earnings

Net earnings increased 6.8% to $931.0 million in the year ended December 31, 2005 from $871.8 million in 2004. This increase resulted from an increase in gross profit that exceeded increases in operating expenses. Provisions for patent infringement litigation and property damages sustained at the United Kingdom facility reduced net earnings for the year ended December 31, 2005 by $196.7 million and $11.0 million, respectively. Net earnings for the year ended December 31, 2004 included $57.6 million of tax benefits discussed above.

Sales by Quarter

The following table sets forth our sales by quarter for the last three years.

	Unaudited
	2006	2005	2004
	(in millions)

First	$1,157.1	$1,070.5	$963.6
Second	1,310.8	1,172.0	1,039.2
Third	1,203.8	1,071.1	958.1
Fourth	1,224.9	1,054.9	952.7

Total	$4,896.6	$4,368.5	$3,913.6

Our quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At December 31, 2006, the Company reported cash and cash equivalents of $1,489.2 million, total debt of $981.3 million and consolidated shareholders' equity of $2,913.6 million. The net cash balance (cash and cash equivalents minus total debt) improved $134.1 million during 2006 to $507.9 million as the Company continued to generate significant cash flow from operations.

Although net cash and the change in net cash are not U.S. GAAP defined measures, management believes that the evolution of net cash is important to understanding the Company's cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company's debt is borrowed by subsidiary operating companies located elsewhere. Net cash was calculated as follows:

	December 31,	December 31,
NET CASH	2006	2005
	(in millions)

Cash and cash equivalents	$1,489.2	$1,457.2

Short term borrowings	926.5	1,021.5
Current maturities of long term debt	5.8	5.9
Long term debt	49.0	56.0

Total debt	981.3	1,083.4

Net cash	$507.9	$373.8

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2006, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $12.4 million, short term investments of $139.3 million and long term investments of $84.6 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

Cash Flows

During the year ended December 31, 2006, the Company generated operating cash flow of $1,405.9 million, after payment of $121.0 million to settle patent litigation in July 2006. In the years ended December 31, 2005 and 2004, cash provided by operating activities included $110.1 million and $9.3 million, respectively, for tax benefits from share-based arrangements. In 2006, the tax benefits from share-based arrangements of $96.1 million were included in cash provided by (used in) financing activities in accordance with the adoption of SFAS No. 123(R).

A portion of the operating cash flow was used for payment of dividends on common shares, for the purchase of Alcon common shares and for capital expenditures, including improvements and upgrades to our manufacturing plants and certain other facilities.

Financing Activities

During the year ended December 31, 2006, we repaid $108.3 million of short term borrowings. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 25 million Alcon common shares, including 5 million authorized in February 2007, to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2010. To the extent such share purchases are not required for employee awards, the board intends to present the shares for approval of cancellation at future shareholders' meetings. Through December 31, 2006, we cumulatively have purchased approximately 16.6 million treasury shares (including approximately 8.5 million treasury shares in 2006) for $1,569.4 million (including $899.2 million in 2006). We expect to acquire the majority of the remaining purchase authorization during 2007.

Alcon's shareholders, at their May 2, 2006 annual general meeting, approved the cancellation of 100,000 Alcon common shares that were purchased in 2006 and the corresponding reduction in share capital of Alcon. After the fulfillment of certain formal Swiss requirements, the cancellation became effective July 24, 2006.

On May 9, 2007, Alcon's shareholders will consider a proposal by our board of directors to cancel approximately 8 million Alcon common shares that were purchased as treasury shares and to reduce Alcon's share capital by a corresponding amount.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2006 and 2005. In February 2006, over 4.3 million stock options granted to employees in 2003 became exercisable. During 2006, approximately 3.0 million options were exercised, providing proceeds of $109.8 million to the Company.

In February 2007, approximately 3.3 million employee stock options became exercisable.

In May 2006, we paid cash dividends of $416.8 million (CHF 1.68 per common share, or approximately $1.38 per common share). This total excluded $0.2 million of dividends that subsequently will be paid in shares upon withdrawal of Alcon common shares from the Alcon Executive Deferred Compensation Plan (discussed in note 13 to the consolidated financial statements).

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On February 7, 2007, Alcon's board of directors voted to propose to shareholders payment of a dividend of CHF 2.50 per common share, or approximately $2.03 per common share, totaling an estimated $604 million depending on exchange rates. If the proposed dividend is approved by the shareholders at their annual general meeting on May 9, 2007, we expect that it will be paid on or about May 25, 2007.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2006 was $166.1 million. Our annual capital expenditures over the last three years were $222.3 million in 2006, $162.2 million in 2005 and $146.2 million in 2004, principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure. We used less net cash in investing activities in 2006 than in prior years due to net sales of available-for-sale investments in 2006 and because we bought out certain payment obligations under license agreements in 2005 and 2004.

In 2006, capital expenditures were made to add manufacturing capacity in our Fort Worth, Texas and Puurs, Belgium, manufacturing facilities and to upgrade our research and development facilities in Fort Worth and Barcelona, Spain, our Fort Worth data center, and our manufacturing facilities in Huntington, West Virginia, Houston, Texas and Barcelona. We had capital expenditure commitments of $42.4 million at December 31, 2006. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

During 2006, we sold a portion of our available-for-sale investments receiving proceeds, net of reinvestment of $54.7 million, while also reducing trading securities by $74.0 million. Total investments (short term and long term) were reflected in the consolidated balance sheets at a fair value of $412.1 million as of December 31, 2006 as compared with $532.5 million as of December 31, 2005. These investments were primarily denominated in U.S. dollars. The Company has invested in a combination of debt, equity, and other investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters. See note 4 to the consolidated financial statements.

Contractual Obligations

	Payments Due by Period
		1 Year	2-3	4-5	More than
	Total	or Less	Years	Years	5 Years
	(in millions)
Long term debt	$54.8	$5.8	$2.3	$44.8	$1.9
Operating leases	190.4	44.2	58.8	32.7	54.7
Purchase obligations	39.2	15.9	17.6	3.8	1.9
Other long term liabilities	453.5	10.4	45.7	51.4	346.0
Total contractual obligations	$737.9	$76.3	$124.4	$132.7	$404.5

Off-Balance Sheet Arrangements

The Company has obligations under certain guarantees, letters of credit, indemnifications and other contracts that contingently require the Company to make payments to guaranteed parties upon the occurrence of specified events. The Company believes the likelihood is remote that material payments will be required under these contingencies, and that they do not pose potential risk to the Company's future liquidity, capital resources and results of operations. See the notes to the consolidated financial statements for further descriptions and discussions regarding the Company's obligations.

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

Capital Resources

We expect to meet our current working capital and liquidity needs, including the estimated $604 million dividend payment subject to shareholder approval, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted as compared to expectations.

Credit and Commercial Paper Facilities

As of December 31, 2006, Alcon and its subsidiaries had credit and commercial paper facilities totaling approximately $3.1 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2006, $508.3 million of the commercial paper was outstanding at an average interest rate of 5.2% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($42.9 million) maturing in 2011, arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The total of these fees paid to Nestlé for the years ended December 31, 2006, 2005 and 2004 were $0.4 million, $0.5 million and $0.8 million, respectively. The loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $357.5 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2006, $101.3 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $701.7 million under which there was an aggregate outstanding balance of $316.9 million at December 31, 2006. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($245.8 million); Mizuho Bank ($79.8 million); Mitsui-Sumitomo Bank ($71.4 million); FORTIS ($49.4 million); and Bank of Tokyo – Mitsubishi UFJ ($46.2 million). Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 4.6% at December 31, 2006.

Market Risk

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At December 31, 2006, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 16% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount range from $15,000 to $350,000. We conduct credit analysis of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 20 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history and has relatively less credit strength and asset value for security. In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

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

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged. A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." This statement amends the guidance in SFAS No. 133 to simplify the accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It eliminates the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for consistently regardless of the form of the instruments. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Early adoption is permitted as of the beginning of the entity's fiscal year provided the entity has not issued financial statements. The Company is still evaluating the effects that SFAS No. 155 will have upon adoption, but it is not expected to have a significant impact on the Company's results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." Effective for fiscal years beginning after December 15, 2006, the interpretation provides additional guidance for financial statement recognition of a position taken or expected to be taken in an income tax return and requires new financial statement disclosures with respect to uncertain tax positions. Among other things, FIN No. 48 requires that a tax benefit be recognized (i) only if it is more likely than not to be sustained on the legal merits assuming litigation through the court of ultimate jurisdiction and (ii) in an amount equal to the maximum amount of the benefit with respect to which management believes it is more likely than not to be sustained upon examination of the issue. The Company has concluded that its January 1, 2007 adoption of FIN No. 48 will not have a significant impact on the financial position of the Company. Specifically, we estimated that the adoption of FIN No. 48 will result in a release of income tax reserves and a corresponding increase in retained earnings in 2007 of approximately $25 million to $35 million.

In September 2006, the SEC published its Final Rule: "Internal Control Over Financial Reporting in Exchange Act Periodic Reports of Foreign Private Issuers That Are Accelerated Filers." The rule defines the difference between a large accelerated filer and an accelerated filer, as well as changes the compliance dates for the auditor attestation of accelerated filers to fiscal years ending after July 15, 2007. This rule had no impact on the Company, as it is considered a large accelerated filer and complied with previously adopted requirements for 2006.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The statement requires market-based measurements using "observable inputs" for assumptions used in calculating fair value. In addition, the statement requires that market assumptions include assumptions on risk. The statement expands disclosures about the use of fair value measurements in both interim and annual periods. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company currently does not expect this statement to have a significant impact on its results of operations or financial position.

In September 2006, the SEC published SAB No. 108 expressing the SEC staff's views regarding the process of quantifying possible financial statement misstatements. The interpretations in this SAB express the SEC staff's views regarding the process of quantifying financial statement misstatements. Certain registrants have not considered the effects of prior year errors on current year financial statements, thereby allowing improper assets or liabilities to remain unadjusted. While such errors may not be material if considered only in relation to the balance sheet, correcting the errors could be material to a current year income statement. The SEC staff believes that approach is not in the best interest of the users of financial statements. The interpretations in this SAB were issued to address diversity in practice in quantifying financial statement misstatements and the potential under some practices for the buildup of improper amounts on a balance sheet. In particular, the SAB discussed the practices of comparing the impact of a respective error only to each period, the "rollover method," and the impact of cumulative errors on the current period, the "iron curtain method," and recommended the two methods be used in tandem. For the year ended December 31, 2006, the Company applied the SAB, using both methods, and determined that the application of SAB No. 108 had no impact on the Company's financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Below is information with respect to our current directors and officers and their ages as of March 1, 2007. Unless otherwise indicated, the business address of all of our directors and officers is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland.

Name	Age	Title

Cary R. Rayment	59	Chairman, President, Chief Executive Officer and Director
Dr. Werner J. Bauer	56	Director
Francisco Castañer	62	Vice Chairman and Director
Philip H. Geier, Jr.	72	Director
Lodewijk J.R. de Vink	62	Director
Thomas G. Plaskett	63	Director
Paul Polman	50	Director
Joseph M. Weller	62	Director
Stefan Basler	52	Attorney-in-Fact (Prokurist)
Joanne Beck	49	General Manager (Direktor)
Jacqualyn A. Fouse	45	Senior Vice President, Finance and Chief Financial Officer
Martin Schneider	47	Attorney-in-Fact (Prokurist)
Elaine E. Whitbeck	52	Corporate Secretary and General Counsel

Mr. Peter Brabeck-Letmathe did not stand for re-election to the board of directors when his term expired at the annual general meeting of shareholders on May 2, 2006.

Directors

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

Dr. Werner J. Bauer. Dr. Bauer joined the Alcon, Inc. board in March 2002 and has served as Executive Vice President, Technical, Production, Environment and R&D of Nestlé since May 2002. Dr. Bauer began his career with Nestlé in 1990 as Head of Nestlé Research Center in Lausanne, Switzerland. In 1996, he became Head of R&D worldwide. In 1998, he moved to South Africa as Technical Manager for Nestlé South and East Africa and in 2000 he took over the position of Managing Director, Nestlé South and East Africa. Dr. Bauer is Chairman and a director of Sofinol S.A. and Vice Chairman and a director of Life Ventures S.A. and Nutrition-Wellness Venture AG. Dr. Bauer also serves as a director of L'Oréal S.A. and Uprona (Canada) Ltd. He is a member of the Supervisory Board of Cereal Partners Worldwide (CPW) and Nestlé Deutschland AG. Dr. Bauer is a member of the Board of Trustees of the Bertelsmann Foundation, Germany, and a board member of the Swiss Society of Chemical Industries, Switzerland.

Francisco Castañer. Mr. Castañer joined the Alcon, Inc. board in July 2001. He has served as Executive Vice President, Pharmaceutical and Cosmetic Products, Liaison with L'Oréal S.A., Human Resources and Corporate Affairs of Nestlé since 1997. In 1987, Mr. Castañer was named Managing Director and in 1991 Vice President of the Board of Nestlé España S.A., holding this position until his transfer to Switzerland and his promotion to Executive Vice President of Nestlé in June 1997. Prior to 1987, Mr. Castañer was employed by Nestlé in various capacities both in Switzerland and in Spain. Mr. Castañer began his career with Nestlé in the Market Research Department of Nestlé España S.A. in 1964. Mr. Castañer serves as a director of Galderma Pharma S.A., L'Oréal S.A. and Uprona (Canada) Ltd.

Philip H. Geier, Jr. Mr. Geier joined the Alcon, Inc. board in March 2002. Mr. Geier, an advertising professional, became Chairman and Chief Executive Officer of the Interpublic Group of Companies, Inc. in 1980. He retired from this position at the end of December 2000 after 20 years as Chief Executive Officer and now serves as Chairman Emeritus. The

Interpublic Group of Companies Inc. is one of the largest global advertising communications and marketing services companies worldwide. In February 2001, Mr. Geier formed The Geier Group to provide consulting/advisory services in the marketing, communications and venture capital areas. Mr. Geier is a Senior Advisor for Lazard Frères & Co. LLC and serves on the board of directors for the following companies: AEA Investors, Inc.; Fiduciary Trust International; Foot Locker Inc.; and Mettler-Toledo International, Inc.

Lodewijk J.R. de Vink. Mr. de Vink joined the Alcon, Inc. board in March 2002. Mr. de Vink has served as Founding Partner of Blackstone Health Care Partners since April 2003. Prior to that, he was Chairman, International Health Care Partners from November 2000.  Mr. de Vink was formerly Chairman, President and CEO of Warner-Lambert Company. Mr. de Vink is a member of the board of directors of Roche Holding AG and Flamel Technologies S.A. Mr. de Vink is also a member of Sotheby's International Advisory Board and a member of the European Advisory Council of Rothschild & Cie.

Thomas G. Plaskett. Mr. Plaskett joined the Alcon, Inc. board in May 2003. In September 2003, the Board affirmed Mr. Plaskett as the "audit committee financial expert." Since 1991, Mr. Plaskett has served as Chairman of Fox Run Capital Associates, a private consulting firm, focusing on financial advisory and consulting services for emerging companies. Previously, he was Chairman, President and Chief Executive Officer of Pan Am Corporation from 1988 to 1991, and President and Chief Executive Officer of Continental Airlines from 1986 to 1987. Also, during the period from 1974 to 1986, he held several senior management positions at American Airlines and AMR Corporation, including Senior Vice President of Marketing and Senior Vice President of Finance and Chief Financial Officer. He also was Vice-Chairman of Legend Airlines from 1996 to 2000. Mr. Plaskett was elected to the board of directors of Greyhound Lines, Inc., in May 1994, and served as Interim President and Chief Executive Officer of the company for a period in late 1994. He was elected Chairman of the board in 1995 and served in that role until the company was sold in March 1999. Mr. Plaskett is the non-executive Chairman of Novell Corporation; non-executive Chairman of Platinum Research Organization; Presiding Director of RadioShack Corporation; and a director of several privately held companies.

Paul Polman. Mr. Polman joined the Alcon, Inc. board in May 2006. Since January 2006, Mr. Polman has served as Executive Vice President and Chief Financial Officer of Nestlé. Mr. Polman began his career in 1979 with Procter & Gamble in finance and acquired a broad executive experience through assignments in Belgium, Holland, France, Spain, the United Kingdom and the United States. He served as Group President of Procter & Gamble's European business from 2001 to 2005. Mr. Polman serves as Chairman and director of Entreprises Maggi S.A., Nestlé Finance S.A., Nestlé International Travel Retail S.A., Nestlé Capital Advisers, and Intercona Re AG. Mr. Polman also serves as a director of Life Ventures S.A., Nutrition-Wellness Venture AG, Unilac, Inc. (Panama) and Food Products (Holdings) (Panama).

Joseph M. Weller. Mr. Weller joined the Alcon, Inc. board in May 2006. Mr. Weller is the former Chairman and Chief Executive Officer of Nestlé USA. He was also Chairman of Nestlé Brands Company, Nestlé Prepared Foods Company, Buitoni North America and Nestlé Purina PetCare Company. He is a Nestlé veteran of 37 years. Mr. Weller began his career in 1968 with the Carnation Company in sales (Nestlé S.A. acquired Carnation in 1985). By 1981, Mr. Weller was named to Carnation's board of directors. In 1985, he was promoted to Executive Vice President, reporting to the President and CEO. In 1989, Mr. Weller was appointed Managing Director and Chief Executive Officer of Nestlé Australia Ltd. After two years, he returned to Nestlé USA headquarters on January 1, 1992, in the role of President and Chief Operating Officer. Mr. Weller became President and Chief Executive Officer in 1994, and was named Chairman in 1995. Mr. Weller is a member of the Dreyer's Grand Ice Cream Company board.

The board of directors plans to nominate the following individual for election as a director at the annual general meeting of shareholders set for May 9, 2007:

Gerhard N. Mayr. Gerhard N. Mayr is proposed to be elected to the board of directors as replacement of Philip H. Geier, Jr., who will retire from office at the annual general meeting on May 9, 2007. Mr. Geier is a member of the class of directors whose term of office would expire in 2009. Mr. Mayr is proposed to be elected to the board of directors for a two-year term of office.

Mr. Mayr began is career in 1972 with Eli Lilly & Company as a sales representative in West Germany. Since then, he has held several sales, marketing and general management positions in Europe, the Middle East and the United States. He became Vice President of European operations in 1986, progressively increasing his responsibilities in the following years and becoming President of Europe, Middle East and African operations in 1993. He served in that position until 1997. From 1997 to 1999 he served as President, Intercontinental Operations. Mr. Mayr was named Executive Vice President, Pharmaceutical Operations in 1999 and retired from Eli Lilly in March 2004. Mr. Mayr received a master's degree in chemical engineering from the Swiss Federal Institute of Technology (Zürich, Switzerland) in 1969, and a master of business administration degree from Stanford University in 1972. Mr. Mayr is a member of the board of directors of Lonza Group Ltd., OMV Aktiengesellschaft and UCB S.A.

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

Alcon, Inc. is a holding company which operates principally through its operating subsidiaries. Our board of directors is responsible for the ultimate direction of Alcon, Inc., as a holding company, and will determine our business strategy and policies and those of our operating subsidiaries. The executive officers of Alcon, Inc. are responsible for certain administrative, regulatory and oversight matters, the exercise of shareholder rights with respect to our subsidiaries, the funding of research and development projects, the administration and purchase of intellectual property rights and the collection of related license income.

Senior Management

Our principal subsidiary in the United States is Alcon Laboratories, Inc. Under the supervision of our board of directors, the executive officers of Alcon, Inc. and Alcon Laboratories, Inc. provide global management services with respect to the ongoing business and operations of our operating subsidiaries, including research and development, manufacturing, sales and distribution, marketing, financing and treasury.

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. and their ages as of March 1, 2007. Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Age	Title

Cary R. Rayment	59	Chairman, President and Chief Executive Officer
Dr. G. André Bens	55	Senior Vice President, Global Manufacturing and Technical Operations
Kevin J. Buehler	49	Senior Vice President, Global Markets and Chief Marketing Officer
Dr. Gerald D. Cagle	62	Senior Vice President, Research & Development and Chief Scientific Officer
Jacqualyn A. Fouse	45	Senior Vice President, Chief Financial Officer and Corporate Strategy
Elaine E. Whitbeck	52	Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary

Cary R. Rayment. See "--Directors" above.

Dr. G. André Bens. Dr. Bens has served as Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. since January 2001. From 1999 to 2001, he was Vice President of Global Manufacturing & Technical Support and, from 1993 to 1999, he served as Vice President, Manufacturing & Engineering. Between 1985 and 1993, Dr. Bens held various senior level positions in Quality Assurance and Manufacturing. He was Quality Assurance Manager and Responsible Industrial Pharmacist at the Company's manufacturing operation in Belgium from 1982 to 1985.

Kevin J. Buehler. Mr. Buehler was appointed Senior Vice President, Global Markets and Chief Marketing Officer of Alcon Laboratories, Inc. effective January 1, 2007. He served as Senior Vice President, Alcon United States and Chief Marketing Officer from February 2006 through December 2006. From 2004 to 2006, he was Senior Vice President, Alcon United States. From 2002 to 2004, Mr. Buehler was International Area Vice President with responsibility for the Company's operations in Latin America, Canada, Australia and the Far East. In 1999, he led the U.S. Consumer Products Division as Vice President and General Manager and in 1998 was promoted to a Vice President position. In 1996, after holding a series of sales management positions with increasing responsibility in the Consumer Products Division, Mr. Buehler expanded his experience into the pharmaceutical and surgical business areas, leading the Company's U.S. Managed Care and Falcon Generic Pharmaceutical groups. Mr. Buehler joined the Company in 1984.

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

Jacqualyn A. Fouse. Ms. Fouse has served as Senior Vice President of Finance and Chief Financial Officer of Alcon, Inc. since November 1, 2002. Ms. Fouse became Senior Vice President, Chief Financial Officer and Corporate Strategy of Alcon Laboratories, Inc. in February 2006. From July 2002 to February 2006, Ms. Fouse served as Senior Vice President of Finance and Chief Financial Officer of Alcon Laboratories, Inc. From July 2001 to May 2002, Ms. Fouse served as Chief Financial Officer of the SAirGroup, which filed for bankruptcy in October 2001. From 1993 to 2001, Ms. Fouse served in a variety of financial positions at Nestlé, including Group Treasurer of Nestlé. Ms. Fouse originally joined the Company in 1986 and served in several financial positions prior to joining Nestlé in 1993.

The Swiss authorities have conducted an investigation into the events surrounding the bankruptcy of SAirGroup and the involvement of the former SAirGroup directors and officers therein, and in March 2006 indicted several former directors, officers and advisers of SAirGroup, including Ms. Fouse, on charges of mismanagement, disloyal management and creditor preference relating to the bankruptcy. The case is currently pending with the prosecution having finished presenting its case on February 19, 2007. As part of its case, the prosecution requested that Ms. Fouse be punished with 14 months imprisonment and a fine of CHF 720,000, which under Swiss law will be suspended subject to good behavior during a three-year probation period. The district attorney has also requested a fine of CHF 10,000 which would be payable in any event. None of the charges suggests any conflict of interest or personal enrichment of Ms. Fouse. Ms. Fouse fully cooperated with the Swiss authorities in the investigation, and has pleaded not guilty to all charges. A verdict by the court is expected to be rendered in the first half of 2007; the court is not bound by the request for punishment submitted by the district attorney.

Elaine E. Whitbeck. Ms. Whitbeck has served as Corporate Secretary and General Counsel of Alcon, Inc. since February 18, 2003. Ms. Whitbeck is Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary for Alcon Laboratories, Inc. and its affiliates. Ms. Whitbeck has been with the Company for over 21 years. Ms. Whitbeck is responsible for all legal matters of the Company. Prior to joining the Company, Ms. Whitbeck was the Director of Legal Operations and Shareholder Services for Mary Kay Cosmetics, Inc. Prior to joining Mary Kay Cosmetics, Inc., Ms. Whitbeck was a trial attorney with the Dallas law firm of Vial, Hamilton, Koch & Knox.

B.	COMPENSATION

We provide our board of directors with compensation and benefits that will attract and retain qualified directors. In 2006, all members of our board of directors, except for our Chairman, President and Chief Executive Officer, received an annual cash retainer of $75,000 with an additional $10,000 for the audit committee chairperson. We refer to a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director.

In 2007, we expect to award our non-employee directors share-settled stock appreciation rights ("SSARs") and restricted share units. In 2006, the numbers of SSARs and restricted share units were determined by multiplying $100,000 by 70% for SSARs and by 30% for restricted share units. The 70% portion for SSARs was divided by the expected Black-Scholes value of an option to purchase one common share on the date of grant. The 30% portion for restricted share units was determined using the discounted value of one common share on the date of grant. Each of the non-employee directors was awarded 2,200 SSARs and 325 restricted share units in 2006. In the fiscal years ended December 31, 2006, 2005 and 2004, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above.

We do not have any service contracts with any of our directors. Mr. Timothy R.G. Sear, our former Chairman and Chief Executive Officer, will continue to be provided an office by the Company through May 2010.

During 2006 the executive officers received a combination of SSARs and restricted shares from Alcon, Inc. as indicated in this Compensation section.

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2006, 2005 and 2004 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Restricted	Securities
				Other	Share	Underlying	LTIP	All Other
		Salary	Bonus	Compensation	Awards	Options	Payouts	Compensation
Name	Year	($)	($) (1)	($) (2)	($) (3)	(#) (4)	($) (5)	($) (6)
Cary R. Rayment	2006	975,000	950,000	44,221	1,692,579	95,652	1,670,551	314,641
	2005	850,000	600,000	38,945		152,400	548,086	236,036
	2004	537,250	393,500	33,726		107,000	364,671	141,025

Dr. Gerald D. Cagle	2006	610,000	397,175	42,008	584,758	33,043	2,610,277	165,280
	2005	590,000	550,000	35,445		64,341	1,217,917	190,717
	2004	565,000	473,200	35,475		103,000	911,588	173,903

Jacqualyn A. Fouse	2006	559,667	392,075	37,319	536,950	30,348	--	260,602
	2005	508,000	510,000	31,945		61,632	--	212,015
	2004	475,000	348,600	31,976		72,000	--	145,111

Dr. G. André Bens	2006	411,667	277,875	35,209	277,017	15,652	1,461,782	163,523
	2005	395,000	390,000	29,445		37,250	548,086	132,938
	2004	380,000	298,600	29,475		58,000	410,247	121,171

Kevin J. Buehler	2006	405,833	277,875	36,354	261,531	14,783	196,535	200,239
	2005	360,000	280,000	31,945		30,477	164,213	96,555
	2004	294,000	214,500	26,750		52,000	160,044	73,470

(1)	Bonus paid in 2006 was for 2005 performance. Bonus paid in 2005 was for 2004 performance. Bonus paid in 2004 was for performance in 2003.

(2)	Includes payments made for car allowance, financial consulting services and other allowances.

(3)

Summarized below are the total restricted shares outstanding at December 31, 2006 and the value by vesting date. The value is based on the closing price of the shares on the New York Stock Exchange on December 31, 2006. The holders of restricted shares have voting rights and the right to receive a dividend equivalent thereon.

	Total Restricted Shares	Value Vesting
Name	at 12/31/06 (#)	in 2009 ($)

Cary R. Rayment	13,772	1,539,296
Dr. Gerald D. Cagle	4,758	531,802
Jacqualyn A. Fouse	4,369	488,323
Dr. G. André Bens	2,254	251,930
Kevin J. Buehler	2,128	237,847

(4)	Share-settled stock appreciation rights were granted in 2006. Nonqualified stock options were granted in 2005 and 2004.

(5)

At the time of the IPO in March 2002, employees had to make an election to convert units received under the 1994 Phantom Stock Plan to Alcon restricted shares. All persons named in the Summary Compensation Table elected to convert, with the exception of Mr. Buehler. Ms. Fouse had no Phantom Stock units to convert. The 2006, 2005 and 2004 long term incentive plan ("LTIP") payments reflect restricted shares vested in the current year that were received upon conversion of Phantom Stock Plan units in 2002, except for Mr. Buehler who elected not to convert and received payment according to the 1994 Phantom Stock Plan.

(6)

Provides the aggregate amount of employer contributions to the Alcon 401(k) and Retirement Plans, including earnings on allocations made to the Excess 401(k) Plan, additional compensation for premiums paid for Executive Universal Life Insurance and the Umbrella Liability Insurance and earnings on salary and/or bonus deferrals made under the non-tax qualified Executive Deferred Compensation Plan.

Stock Option/SSAR Grant Table

The following table sets forth the SSARs granted during 2006.

	Alcon	% of Total			Grant Date
	SSARs	Options/SSARs	Exercise or		Present
	Granted #	Granted	Base Price	Expiration	Value
Name	(1)	Employees in 2006	($)	Date	($) (2)

Cary R. Rayment	95,652	6.28%	122.90	2/08/2016	3,540,941
Dr. Gerald D. Cagle	33,043	2.17%	122.90	2/08/2016	1,223,219
Jacqualyn A. Fouse	30,348	1.99%	122.90	2/08/2016	1,366,206
Dr. G. André Bens	15,652	1.03%	122.90	2/08/2016	579,421
Kevin J. Buehler	14,783.97%		122.90	2/08/2016	665,501

(1)

SSARs were granted in 2006 pursuant to the 2002 Alcon Incentive Plan as amended. In general, these share-based instruments will vest in full on the third anniversary of the date of grant, or upon a participant's death or permanent disability. Where the termination of employment is due to retirement, vesting will occur according to the normal vesting schedule. Upon the involuntary termination of a participant's employment with Alcon (not as a result of disability or death), all vested instruments will be exercisable for 30 days. All unvested instruments will be forfeited. Where the termination of employment is due to death or disability, the instruments may be exercisable for 60 months not to exceed the remaining term.

(2)

Based on the Black-Scholes model of option valuation to determine grant date "fair value," as prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and No. 123(R), "Share-Based Payment." The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model: expected volatility, 33%; risk-free interest rate, 4.58%; dividend yield, 1%; expected life, 4 and 6 years. Beginning in 2004, different assumptions were used to determine "fair value" for persons age 53 and above who will be eligible to retire before the three-year vesting period is complete.

Aggregated Option/SSAR Exercises in Last Fiscal Year and Fiscal Year End Option/SSAR Value Table

	Shares		Number of Securities Underlying		Value of Unexercised In-the-
	Acquired	Value	Unexercised Options/SSARs		Money Options/SSARs
	on	Realized	at 12/31/06 (#)		at 12/31/06 ($)
Name	Exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Cary R. Rayment	40,000	3,002,413	106,903	355,052	8,098,699	9,756,298
Dr. Gerald D. Cagle	--	--	158,625	200,384	12,037,241	7,098,805
Jacqualyn A. Fouse	120,000	9,175,424	--	163,980	--	5,508,081
Dr. G. André Bens	48,000	3,653,280	24,500	110,902	1,846,810	4,030,783
Kevin J. Buehler	15,000	1,179,150	28,000	97,260	2,110,640	3,264,931

Pension Plans

Messrs. Rayment and Buehler and Drs. Cagle and Bens and Ms. Fouse participate in the nonqualified Executive Salary Continuation Plan ("ESCP"). The ESCP is unfunded and non-contributory and provides for a fixed retirement benefit based on the participant's years of participation service under the plan, using the average of the annual base compensation in effect in the year of separation from service and for the two years preceding such year of separation. Benefits are payable upon retirement after the accumulated participation of at least 10 years of service and upon reaching age 55 (with penalties) or at the normal retirement age of 62. Annual compensation includes the amount shown as annual base salary in the Summary Compensation Table. The three-year average annual base compensation for 2006 is $787,417 for Mr. Rayment, $588,333 for Dr. Cagle, $514,222 for Ms. Fouse, $395,556 for Dr. Bens and $353,278 for Mr. Buehler. At December 31, 2006, Drs. Cagle and Bens had the maximum participation service of 20 years. Mr. Rayment had participation service of 18 years, Ms. Fouse had participation service of 7 years based upon prior service with Alcon and Nestlé, and Mr. Buehler had participation service of 16 years.

The ESCP benefit formula is 3% of a participant's three-year average annual base compensation times years of participation, up to a maximum of 20 years. A participant must attain at least 10 years of participation service in order to have a vested benefit.

In December 2003, the board of directors approved a new nonqualified Alcon Supplemental Executive Retirement Plan ("ASERP"). If certain conditions are met, the ASERP provides for a maximum benefit of up to 30% of the final three-years' average base salary and bonus at retirement, less an offset for Social Security benefits, payable for the remaining life of the participant. Effective January 1, 2004, all new participants began to participate in the ASERP. Existing ESCP participants will continue to accrue benefits under the ESCP through December 31, 2008; thereafter, ESCP participants will begin to accrue benefits for future service under the provisions of the ASERP; however, the normal form of payment for benefits accrued under ASERP by current ESCP participants will be a single life annuity with a 50% surviving spouse's benefit.

As of January 1, 2002, the Alcon Laboratories, Inc. Employees' Retirement Plan (a money purchase pension plan) was merged into the Alcon Laboratories, Inc. Employees Profit Sharing Plan and Trust; the resulting plan was the Alcon 401(k) Retirement Plan. Subject to applicable legal limits, the Company matched employee contributions of up to 5% of compensation on a 2.4 to 1 basis; for every $1 contributed by the employee, up to 5% of compensation, Alcon contributed $2.40. Beginning January 1, 2005, the Company (i) replaced the Alcon 401(k) Retirement Plan with the Alcon 401(k) Plan, under which Alcon will match dollar-for-dollar the first 5% of compensation contributed by each employee, and (ii) re-established the Alcon Retirement Plan (ARP), into which Alcon automatically contributes an amount equal to 7% of each employee's compensation. Contributions to both plans are subject to the applicable legal limits. This change allowed Alcon to establish a "401(h) account" to contribute tax deductible funds to be used to fund the Company's Retiree Medical Plan.

2002 Alcon Incentive Plan

The 2002 Alcon Incentive Plan is intended to help us retain and motivate our key employees. Through this plan, we are able to grant our employees' stock options, stock appreciation rights, restricted shares and other awards based on our common shares, in addition to performance-based annual and long term incentive awards. Through this share ownership, we are able to align employee and shareholder interests, by directly linking incentive awards to our profitability and increases in shareholder value.

Amendments

Our board of directors has the authority to amend the 2002 Alcon Incentive Plan at any time, provided that no amendment that increases the number of our common shares subject to the 2002 Alcon Incentive Plan is made without shareholder approval.

In February 2005, our board of directors amended the 2002 Alcon Incentive Plan effective as of January 1, 2005 to clarify that the board's compensation committee may accelerate the vesting, exercise or payment of an award upon a participant's termination of employment without cause (as determined in accordance with this plan's provision), and to allow for the award of restricted shares and restricted share units to non-employee directors. To effect the foregoing, Sections 3.2(9), 4.2 and 4.5 of the 2002 Alcon Incentive Plan were amended.

In December 2005, our board of directors amended the 2002 Alcon Incentive Plan effective as of January 1, 2006 to allow the award of Stock Appreciation Rights to non-employee directors. To effect the foregoing, Section 4.2 of the 2002 Alcon Incentive Plan was amended.

In December 2006, our board of directors amended the 2002 Alcon Incentive Plan to provide for mandatory equitable adjustments in the event of any equity restructuring. This amendment is effective as of January 2007 and applies to all outstanding awards.

Eligibility and Award Limits

Our employees and non-employee directors and employees of our subsidiaries and affiliates are eligible to receive awards under the 2002 Alcon Incentive Plan. Employees of Nestlé and its subsidiaries other than Alcon entities are not eligible to receive awards under this plan.

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

Shares Reserved for Awards

Under the 2002 Alcon Incentive Plan, a total of 30 million common shares may be issued for awards. Through December 31, 2006, approximately 10.5 million of these common shares had been issued under this plan.

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

Our board of directors determines whether awards are paid in the form of cash, common shares or any combination of these items.

Under the 2002 Alcon Incentive Plan, selected executive officers may be awarded performance-based incentive awards, subject to a maximum limit.

Stock Options

Under the 2002 Alcon Incentive Plan, we may grant to eligible employees stock options that are either incentive stock options or nonqualified stock options. To date, the stock options granted have been nonqualified stock options, which do not and will not qualify as incentive stock options for federal income tax purposes under Section 422 of the U.S. Internal Revenue Code of 1986.

The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the 2002 Alcon Incentive Plan). Beginning with awards granted in 2006, vesting of stock option awards will not be accelerated upon the option holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of an option holder's employment with us, all vested options will be exercisable for 30 days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. All unexercisable options will be forfeited. The grant price for any stock option will be not less than the fair market value of our common shares on the grant date. Unless our board of directors provides for a different period, stock options will have a term of ten years.

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder to receive an amount equal to the difference between the fair market value and the grant price. The compensation committee will recommend to our board of directors for approval the number of stock appreciation rights to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria. The amount may be settled either in stock or in cash, as designated by the award agreement. Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement. Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for 30 days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. All unexercisable stock appreciation rights will be forfeited. Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares

The Company may grant restricted shares, which are common shares granted to a participant subject to restrictions determined by the board of directors. A restricted share will vest and become transferable upon satisfaction of the conditions set forth in the restricted share award agreement. Restricted share awards will be forfeited if a recipient's employment terminates prior to vesting of the award. The compensation committee will recommend to our board of directors for approval the number of restricted share awards to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria. Unless otherwise specified in the restricted share award agreement, restricted share awards will vest upon a holder's death or permanent disability or retirement at age 60 or greater. Vesting of restricted share awards upon a holder's retirement between ages 55 and 60 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining shares being forfeited. Holders of restricted shares will have voting rights and receive dividend equivalents prior to vesting.

Other Share-Based Awards

The 2002 Alcon Incentive Plan also allows us to provide awards that are denominated in or valued by reference to our common shares. These types of awards include performance shares and restricted share units. Upon satisfaction of certain performance goals, the recipient will be entitled to receive a specified number of common shares or the cash equivalent, as designated by the award agreement. The value of an award will be based on the difference between the fair market value of the covered shares and the exercise price. The grant price for the award will not be less than the fair market value of our common shares on the grant date. These awards will be forfeited if a recipient's employment terminates prior to vesting of the award. The compensation committee will recommend to our board of directors for approval the number and type of award to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria. Unless otherwise specified in the award agreement, the share-based awards will vest upon a holder's death or permanent disability or retirement at age 60 or greater. Vesting of share-based awards upon a holder's retirement between ages 55 and 60 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining awards being forfeited. Holders of restricted share units are entitled to a dividend equivalent payment prior to vesting.

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

Alcon Executive Deferred Compensation Plan

The Company adopted the Alcon Executive Deferred Compensation Plan (the "DCP") effective October 25, 2002. The DCP allows certain U.S. employees the opportunity to defer the receipt of salary, bonus and restricted shares. The DCP further provides that restricted shares and stock option gains deferred by eligible executives can only be invested in Alcon common shares and distributed as Alcon common shares at the end of the deferral period.

The DCP was amended in 2005 for compliance with IRC Section 409A, which was created as part of The American Jobs Creation Act of 2004. Further amendments will be made as required by the Act.

Alcon Excess 401(k) Plan

The Company adopted the Alcon Excess 401(k) Plan effective January 1, 2004. This plan provides deferral of excess employer contributions that cannot be made to the Alcon 401(k) and Alcon Retirement Plans because of limitations under the U.S. Internal Revenue Code of 1986.

The Alcon Excess 401(k) Plan will be amended in 2007 for compliance with IRC Section 409A, which was created as part of The American Jobs Creation Act of 2004. The amendment was not made in 2006 because of an extension granted under the regulations of the Act.

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

This conversion plan was intended to align the interests of our middle and senior level management with the interests of our shareholders. For participants who were tax residents of a country where restricted shares were not possible or became immediately taxable, participants received other share-based awards such as restricted share units. Retirees who were holding accrued balances under the 1994 Phantom Stock Plan were not eligible for the conversion.

The restricted shares had the following vesting schedule: the number of restricted shares obtained from the conversion value of the 1998 Phantom Stock grant vested on January 1, 2003, the number of restricted shares obtained from the conversion value of the 1999 Phantom Stock grant vested on January 1, 2004, the number of restricted shares obtained from the conversion value of the 2000 Phantom Stock grant vested on January 1, 2005 and the number of restricted shares obtained from the conversion value of the 2001 Phantom Stock grant vested on January 1, 2006.

Out of a possible 2,334,850 Phantom Stock units outstanding at December 31, 2001, 1,440,850 units were converted to Alcon restricted shares or restricted share units. The following table sets forth the actual dollar values at March 20, 2002 that were converted into restricted shares or equivalent units:

Restricted Shares Recipient	Value

Dr. Gerald D. Cagle	$2,150,973
Dr. G. André Bens	1,038,609
Cary R. Rayment	1,015,377

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (3 executives)	$4,204,959
All other eligible employees of Alcon and its subsidiaries as a
group (approximately 953 employees)	$68,880,273

The exercise price for the options or equivalent share-based awards was equal to the offering price per common share in the IPO. The options or share-based awards vested in phases: 33% became exercisable on the first anniversary date of the grant, 33% became exercisable on the second anniversary date of the grant, and the remaining 34% became exercisable on the third anniversary date of the grant. These awards will expire 10 years from the date of the grant, unless terminated earlier as a result of employment termination.

The following table sets forth the actual dollar values at March 20, 2002 of options awarded as a result of conversion:

Stock Option Recipient	Value

Dr. Gerald D. Cagle	$430,193
Dr. G. André Bens	207,718
Cary R. Rayment	203,077

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (3 executives)	$840,988
All eligible employees of Alcon and its subsidiaries as a
group (approximately 953 employees)	$13,858,957

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

Annual Awards

Every year, each non-employee director will receive share-based awards with a current value of $100,000 based upon Black-Scholes value of Alcon's stock and options or other valuation methodology.

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

Our board of directors consists of eight members, including three independent directors, four directors that either are or have been affiliated with Nestlé and the chief executive officer of Alcon Laboratories, Inc. Members of our board of directors generally are elected to serve three-year terms. Members of our board of directors whose terms of office have expired shall be eligible for re-election. Non-executive directors may only be appointed for up to three terms of office. In 2002, our board of directors was divided into three classes serving staggered terms. As a result, some of our directors will serve terms that are less than three years. As their terms of office expire, the directors of one class will stand for election each year as follows:

•

Class I directors have terms of office expiring at the annual general meeting of shareholders in 2009. These directors are Joseph Weller (director since 2006) and Philip H. Geier, Jr. (director since 2002 and who will retire from office effective May 9, 2007);

•

Class II directors have terms of office expiring at the annual general meeting of shareholders in 2007. These directors are Lodewijk J.R. de Vink (director since 2002), Francisco Castañer (director since 2001) and Werner Bauer (director since 2002); and

•

Class III directors have terms of office expiring at the annual general meeting of shareholders in 2008. These directors are Thomas G. Plaskett (director since 2003), Cary R. Rayment (director since 2005) and Paul Polman (director since 2006).

Mr. Philip H. Geier, Jr. has reached the mandatory retirement age and will retire from office at the annual general meeting to be held on May 9, 2007. The board of directors plans to nominate Mr. Gerhard N. Mayr for election as a director at the annual general meeting of shareholders set for May 9, 2007 (as discussed in Item 6.A of this report).

Service Contracts

None of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Board Committees

Our board of directors has appointed an audit committee, a nominating/corporate governance committee and a compensation committee. In addition, our organizational regulations provide that the board of directors shall form a special committee of independent directors to consider the types of matters described below. Our board of directors also appointed a scientific advisory board, which is not a committee of our board of directors.

Audit Committee

The audit committee consists of three directors who are not otherwise affiliated with either Nestlé or Alcon. Our board of directors has determined that all members of the audit committee are independent as defined by the rules of the SEC and the listing standards of the NYSE. In 2006, the audit committee was comprised of Thomas G. Plaskett (Chairman), Lodewijk J. R. de Vink and Philip H. Geier, Jr. In September 2003, the board affirmed that Mr. Plaskett was the "audit committee financial expert" within the meaning of applicable SEC regulations. The functions of this committee include ensuring proper implementation of the financial strategy as approved by the board of directors, reviewing periodically the financial results as achieved, overseeing that the financial performance of the group is properly measured, controlled and reported, and recommending any share repurchase program for approval by our board of directors, as well as:

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

Nominating/Corporate Governance Committee

The nominating/corporate governance committee shall consist of two directors who are not otherwise affiliated with either Nestlé or Alcon and two directors designated by the majority shareholder, inclusive of the vice chairman of our board of directors. In 2006, this committee was comprised of Lodewijk J.R. de Vink (Chairman), Francisco Castañer, Philip H. Geier, Jr. and Joseph Weller. The functions of this committee include:

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

Compensation Committee

The compensation committee consists of two members of our board of directors who are not otherwise affiliated with either Nestlé or Alcon and of one member of our board of directors nominated by Nestlé. In 2006, the compensation committee was comprised of Philip H. Geier, Jr. (Chairman), Lodewijk J. R. de Vink and Francisco Castañer. The functions of this committee include:

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

Scientific Advisory Board

The scientific advisory board is not a committee of our board of directors. The scientific advisory board of Alcon's research and development division is composed of about twelve experts in the field of eye care, along with one representative each from Nestlé's technology group and Alcon's research and development division. The scientific advisory board provides its technical expertise and counsel to forward-looking programs of Alcon. Based on the members' extensive knowledge and experience base in the field, Alcon gains insights from the scientific advisory board regarding emerging medical treatment practices, treatment paradigms and trends that benefit the development of novel and innovative new products in the fields of ophthalmic pharmaceuticals and surgery and in contact lens care.

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

Alcon has adopted Corporate Governance Guidelines, which are publicly available on its Web site, www.alcon.com. Alcon will provide a printed copy of its Corporate Governance Guidelines to its shareholders upon request.

These rules did not change the NYSE's traditional approach of permitting listed companies that are foreign private issuers, such as Alcon, to follow their home jurisdiction governance practice where such practices differ from the NYSE requirements. However, listed companies that are foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. These are identified in the first table below.

In addition, certain of the NYSE's corporate governance standards allow for an exemption for "controlled companies," as defined under the NYSE listing standards. The NYSE listing standards require a controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination. Alcon has determined that it is a controlled company for purposes of the NYSE listing standards, as approximately 75% of the outstanding common shares of Alcon are owned by Nestlé S.A., and Nestlé has the right to appoint a majority of our board of directors. The second table below identifies the NYSE listing standards from which Alcon has elected to use the controlled company exemption.

NYSE rule applicable to U.S. listed companies	Alcon's practice

A U.S. listed company's compensation committee must have a written charter providing the committee with responsibility for approving corporate goals and objectives relevant to Chief Executive Officer ("CEO") compensation.

Alcon's compensation committee charter gives it the responsibility for reviewing and assessing the corporate goals and objectives relevant to CEO compensation, but the board of directors is responsible for actually approving those goals and objectives.

A U.S. listed company must assign the responsibility to determine and approve the CEO's compensation level to the compensation committee.

Pursuant to Swiss law, the determination of CEO compensation is the responsibility of the board of directors. Alcon's compensation committee evaluates CEO compensation and makes a recommendation to the board of directors.

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

Swiss law requires that Alcon's statutory auditors be appointed by the annual general meeting of the shareholders and that the board of directors recommends to the shareholders whether to approve the statutory auditors. Alcon's audit committee is responsible for evaluating the statutory auditors and advising the board of directors of its recommendation regarding their appointment.

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

NYSE rules under which Alcon claims exemption as a controlled company	Alcon's practice
A majority of the directors of a U.S. listed company's board must be independent.	Alcon's board consists of (i) three independent directors, (ii) four directors that either are or have been affiliated with Nestlé and (iii) the CEO of Alcon Laboratories.
A U.S. listed company's nominating / corporate governance committee must be composed entirely of independent directors.	Alcon's nominating / corporate governance committee is composed of two independent directors and two directors appointed by Nestlé, inclusive of the vice chairman of the board.
A U.S. listed company's compensation committee must be composed entirely of independent directors.	Alcon's compensation committee is composed of two independent directors and a director appointed by Nestlé.

D.	EMPLOYEES

As of December 31, 2006, we employed approximately 13,500 full-time employees, including approximately 1,500 research and development employees, approximately 4,600 manufacturing employees and approximately 3,750 sales and marketing employees. Currently, approximately 500 of our workers in Belgium are represented by a union. In other European countries, our workers are represented by works councils. We believe that our employee relations are good.

The following table indicates the approximate number of employees by location:

December 31,	Total	United States	International

2006	13,500	6,700	6,800
2005	12,700	6,400	6,300
2004	12,200	6,200	6,000

E.	SHARE OWNERSHIP

As of December 31, 2006, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares.

Cary R. Rayment
Dr. Werner J. Bauer
Francisco Castañer
Philip H. Geier, Jr.
Lodewijk J.R. de Vink
Thomas G. Plaskett
Paul Polman
Joseph Michael Weller
Stefan Basler
Joanne Beck
Jacqualyn A. Fouse
Martin Schneider
Elaine E. Whitbeck
Dr. G. André Bens
Dr. Gerald D. Cagle
Kevin J. Buehler

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

At December 31, 2006, Nestlé owned 230,250,000, or approximately 76.4%, of the outstanding common shares of Alcon. The common shares owned by Nestlé carry the same voting rights as other outstanding Alcon common shares. Nestlé is not subject to any contractual obligation to retain its controlling interest in us.

At December 31, 2006, excluding treasury shares held by Alcon, two shareholders of record in Switzerland, including Nestlé, held 230,250,100, or 76.4%, of the outstanding common shares of Alcon.

Based on a report on Schedule 13G filed by AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and AXA with the U.S. Securities and Exchange Commission on February 13, 2007, as of December 31, 2006, each of the foregoing persons is deemed to be the beneficial owner of 18,669,641 common shares of Alcon, representing 6.2% of the outstanding common shares of Alcon at December 31, 2006. The report indicated that, of the 18,669,641 shares, 18,441,226 shares were held by unaffiliated third-party client accounts managed by AllianceBernstein L.P. as investment advisor. AllianceBernstein L.P. is a majority-owned subsidiary of AXA Financial, Inc. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104. The address of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France. None of the officers or directors of AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle or AXA serve as officers or directors of Alcon. The common shares owned by the AXA entities carry the same voting rights as other outstanding Alcon common shares.

B.	RELATED PARTY TRANSACTIONS

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

Intercompany Debt and Future Financings

The separation agreement contains provisions governing the refinancing of intercompany debt prior to the initial public offering in March 2002. During 2002, Nestlé's role in our debt structure changed from being the largest direct lender to providing primarily indirect support of our third-party debts. Through the course of 2006, we increased our direct borrowings from Nestlé or its affiliates to $101.3 million at December 31, 2006 from $86.5 million as of December 31, 2005.

In 2002, we entered into a $2.0 billion U.S. commercial paper program (the "CP Program"), which had $508.3 million outstanding as of December 31, 2006. Nestlé serves as the guarantor of the CP Program, for which they receive a fee as discussed in note 7 to the consolidated financial statements. In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002. Through this Services Agreement, the parties more formally documented the pre-existing CP Program. The Services Agreement states that Nestlé will: (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.'s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.

On a go-forward basis, we may continue to enter into financing transactions involving Nestlé, or we may decide to enter into financing transactions independently. We will agree with Nestlé, on a case-by-case basis, whether the guarantees, commitments or undertakings currently given by Nestlé in our favor will be renewed. If any guarantee, commitment or undertaking is renewed, the terms on which we will reimburse Nestlé will be agreed upon with Nestlé at the time of such renewal.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2006, the total maximum permitted under these lines of credit was approximately $217.8 million.

Cash Management, Investment and Treasury Services

The separation agreement provides that Nestlé will continue to perform the cash management and treasury functions that it performed for us on the date of the agreement. On January 1, 2004, we entered into the Services Agreement whereby Nestec S.A., an affiliate of Nestlé, provides certain additional treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction. The agreement may be terminated with 60 days' written notice. This agreement replaces a prior agreement with Nestlé to provide similar treasury and investment services during 2003. Total fees paid for these services to Nestec S.A. for the years ended December 31, 2006, 2005 and 2004 were $0.7 million, $0.7 million and $0.5 million, respectively.

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

Shared Sites

Five sites relating to the administration of our business continued to be shared with Nestlé in 2006. These offices were located in Australia, Brazil, Norway, Panama and South Africa.

Shared Services

The separation agreement allows the Company and Nestlé to share certain internal services so long as the cost of the arrangements are based on arm's length prices and on terms no less favorable than would be available from a third party. Nestlé continues to provide us with certain services, including but not limited to information technology and an internal audit function for a period of time. To the extent that we were covered under Nestlé's insurance arrangements prior to the initial public offering, we will continue to be covered under those arrangements. Nestlé charges us our portion of the cost of these arrangements based on arm's length prices. Services Nestlé may provide include future financings for us upon our request. These arrangements will be on terms no less favorable to us than would be available from a third party.

Beginning in 2005 and through 2006, Nestlé provided risk management services, including business risk analysis/enterprise risk management workshops and accounting services. In 2007, Nestlé will continue to provide risk management services to the Company. The fees paid by the Company for these services were not material in 2006 and 2005.

In certain markets, the Company provides an affiliate of Nestlé with certain services, including but not limited to, administrative, distribution, fleet management, warehousing and other services. These services are provided to Nestlé's affiliate on terms no less favorable than would be available from a third party. The fees received by the Company for these services are not material.

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

Office Agreement

We entered into an agreement on December 8, 2004 with Timothy R.G. Sear, retired Chairman of the Board, to supply Mr. Sear an office through May 2010. Additional information pertaining to this agreement has been provided under Item 10.C. "Material Contracts" in this annual report.

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

Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware in 2003. AMO claimed the Company infringed two of AMO's U.S. patents, challenging certain features of the Company's Infiniti® vision system and certain software upgrades to its LEGACY® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

In December 2005, the court ruled in favor of AMO and set damages at $213.9 million. In the final judgment entered in January 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorneys' fees and costs. Due to the court's final judgment, the Company recorded (in selling, general and administrative expenses) in the fourth quarter of 2005 a $240.0 million provision related to this litigation. The Company also filed motions for appeal of the decision and for a new trial.

Since 2004, the Company also had filed three lawsuits against AMO for patent infringement by certain AMO surgical systems and viscoelastic products.

On July 10, 2006, the Company and AMO announced a global settlement agreement resolving all existing patent disputes between them. The settlement provided for the dismissal of all pending lawsuits, for AMO to request that the Delaware court vacate its judgment and injunction previously entered against the Company, and for dismissal of corresponding appeals. The settlement entitled both parties to continue marketing their current phacoemulsification product lines on a royalty-free basis, and contained provisions designed to reduce the likelihood of patent disputes on future product offerings.

Under the settlement, the Company paid AMO $121.0 million in July 2006. Because in connection with the Delaware judgment the Company had previously accrued $240.0 million in the year ended December 31, 2005, the Company realized in selling, general and administrative expenses a pretax benefit for the accrual reduction of $119.0 million in the year ended December 31, 2006.

Alcon has joined with its commercial partners in filing patent infringement actions against two different generic drug companies. Both generic drug companies are seeking FDA approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA"). The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. As part of its ANDA, Teva is challenging three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2019, is owned by Alcon. Suit was filed by Alcon and Bayer as co-plaintiffs against Teva on April 5, 2006, in the U.S. District Court in Delaware. As a result of the lawsuit filing, the FDA must delay any approval of Teva's ANDA for 30 months unless the litigation is earlier resolved. Trial has been scheduled for February 2008. Should Teva succeed in overcoming all three patents and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product. Such competition would be expected to impact Alcon's sales and profits.

The second patent infringement action was filed after Alcon received notice that a Canadian-based generic drug company had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Two unchallenged United States patents protect the product until 2010, which means there is no current threat to the Patanol® product market prior to that date. The single challenged patent, which is co-owned by Alcon and its raw material supplier, Kyowa Hakko Kogyo Co. Ltd., will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved. Trial has not yet been scheduled in this case. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact Alcon's sales and profits.

8.	DIVIDEND POLICY

We currently intend to pay annual dividends on our common shares from earnings up to and including the calendar year 2006, which we expect would be paid in May 2007. The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law (which may be different than reported U.S. GAAP retained earnings), the proposal by our board of directors, and, ultimately, the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend from 2006 operations of CHF 2.50 per common share (or approximately $2.03 per common share, depending on exchange rates). The separation agreement provides that Nestlé will vote in favor of the payment of dividends proposed by our board of directors for so long as it holds a majority of our outstanding common shares. We are required by Swiss corporate law to declare and pay dividends in Swiss francs. Holders of record of our common shares will receive dividend payments in U.S. dollars, unless they provide notice to our transfer agent, The Bank of New York, that they wish to receive dividend payments in Swiss francs. Holders of our common shares through The Depository Trust Company will receive dividend payments in U.S. dollars, unless they provide notice to The Depository Trust Company that they wish to receive payments in Swiss francs. The exchange rate applicable to dividend payments will be determined as of a date shortly before the payment date. The Bank of New York will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, as the case may be, and we will be responsible for withholding required amounts for taxes.

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

Alcon's common shares were not listed or traded prior to the IPO. The following table lists the high and low closing market prices for Alcon's common shares for the periods indicated as reported:

	High	Low
Year ended December 31,
2002*	$43.35	$26.75
2003	60.95	35.35
2004	87.24	58.85
2005	147.60	77.45
2006	138.12	93.24

Year ended December 31,
2005:First quarter	91.33	77.45
Second quarter	110.00	86.35
Third quarter	128.42	109.08
Fourth quarter	147.60	122.80
2006:First quarter	138.12	103.10
Second quarter	110.75	97.41
Third quarter	119.70	93.24
Fourth quarter	115.20	100.12

Month of:
September 2006	119.70	113.50
October 2006	113.37	106.08
November 2006	109.62	100.12
December 2006	115.20	108.74
January 2007	118.58	109.80
February 2007	131.94	118.21

* From first trading date (March 21, 2002) to December 31, 2002; IPO price on March 20, 2002 was $33.00.

5.	TYPE AND CLASS OF SECURITIES

Not Applicable.

6.	LIMITATIONS OF SECURITIES

Not Applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED

Not Applicable.

B.	PLAN OF DISTRIBUTION

Not Applicable.

C.	MARKETS FOR STOCK

Alcon's common shares are listed for trading on the New York Stock Exchange and are traded under the symbol "ACL".

D.	SELLING SHAREHOLDERS

Not Applicable.

E.	DILUTION FROM OFFERING

Not Applicable.

F.	EXPENSES OF OFFERING

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Alcon, Inc. is registered in the commercial register of the Canton of Zug, Switzerland under number CH-170.3.017.372-9.

As of December 31, 2006, our issued share capital was CHF 63,468,796.40 on 317,343,982 common shares at CHF 0.20 par value per common share.

Set out below is information concerning our shares and a brief summary of some of the significant provisions of the Swiss Federal Code of Obligations (Schweizerisches Obligationenrecht), of our Articles of Association (Statuten), and of the written regulations of our board of directors, known as organizational regulations (Organisationsreglement), the Articles of Association and the organizational regulations having been filed previously with the SEC. This description does not purport to be complete and is qualified by reference to our Articles of Association, our organizational regulations and the Swiss Federal Code of Obligations.

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

Voting Rights

Each common share carries one vote at a shareholders' meeting. Voting rights may be exercised by our registered shareholders or by a duly appointed proxy of a shareholder, which proxy need not be a shareholder. This provision will allow for the exercise of voting rights by beneficial owners of our common shares. Our Articles of Association do not limit the number of shares that may be represented by a single shareholder. See "--Transfers of Common Shares" above and "Certain Provisions of Our Articles of Association, Organizational Regulations and Swiss Law-Shareholders' Meetings" below.

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

Preferred Shares

As of December 31, 2006, no Alcon preferred shares were authorized, issued or outstanding.

Future Share Issuances

Under Swiss law, all decisions with respect to capital increases, whether of common or nonvoting preferred shares and whether for cash, non-cash or no consideration, are subject to the approval or authorization by shareholders.

Creation of Conditional Share Capital for the 2002 Alcon Incentive Plan. As of December 31, 2006, our share capital may be increased by a maximum aggregate amount of CHF 3,906,203.60 through the issuance of a maximum of 19,531,018 fully paid common shares, subject to adjustments to reflect share splits, upon the exercise of options to purchase common shares. New common shares will be issued upon the exercise of options which our management, employees and directors may be granted pursuant to the 2002 Alcon Incentive Plan. The grant of these options and the issuance of the underlying common shares upon option exercises will not entitle our shareholders to preemptive rights. The exercise price of the stock options shall be no less than the market price of common shares upon the date of grant of the options. See "Management--2002 Alcon Incentive Plan."

At December 31, 2006, 8,303,283 common shares, including 2,884,879 common shares during 2006, had been issued cumulatively from conditional share capital pursuant to the exercise of stock options granted under the 2002 Alcon Incentive Plan.

In 2002, contemporaneously with the IPO, certain Company employees elected to convert $34.2 million of their interests in the 1994 Phantom Stock Plan into 2,165,699 contingent restricted common shares of Alcon. All of these shares were issued from conditional share capital and included in the issued common shares in the accompanying balance sheets at December 31, 2006 and 2005.

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

The 2007 annual general meeting of shareholders is scheduled for May 9, 2007 in Zug, Switzerland.

Extraordinary General Meetings

Our board of directors is required to convene an extraordinary general meeting of shareholders, for among other reasons, if a shareholders' meeting adopts a resolution to that effect or if holders of common shares representing an aggregate of at least 10% of our nominal share capital request in writing that it do so. An extraordinary general meeting is convened by publication of a notice as set forth above under "-- Notices".

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

Proxies

Shareholders can choose to be represented at a shareholders' meeting by a proxy who is not required to be a shareholder. Shares held in collective custody through DTC will be able to participate in shareholders' meetings regardless of record ownership. See "-- Record Date" below.

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

Dissolution; Merger

We may be dissolved at any time with the approval of (i) a simple majority of our common shares represented at a shareholders' meeting in the event we are being dissolved through a liquidation and (ii) two-thirds of the common shares represented at a shareholders' meeting in all other cases of dissolution, including a merger where we are not the surviving entity. Swiss law also requires the approval of two-thirds of the common shares represented at a shareholders' meeting in case of (i) a merger where Alcon, Inc. is the surviving entity, (ii) a demerger, or (iii) a conversion. Dissolution by court order is possible if we become bankrupt, or for cause at the request of shareholders holding at least 10% of our share capital. Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up par value of shares held, subject to a Swiss withholding tax of 35% on the amount exceeding the paid-up par value. See "Taxation--Swiss Tax Considerations--Swiss Withholding Tax on Dividends and Similar Distributions."

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

Auditors, Group Auditors and Special Auditors

In May 2006, the shareholders re-elected KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, as Group and Parent Company Auditors for a one-year term of office. KPMG Klynveld Peat Marwick Goerdeler SA meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies. To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG Klynveld Peat Marwick Goerdeler SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP also was retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities. The shareholders re-elected Zensor Revisions AG, Zug, as special auditors for a one-year term of office. The auditors, group auditors and the special auditors are elected for a term ending at our next annual general shareholders' meeting.

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

1.

As of December 31, 2006, the Company had a $2.0 billion Commercial Paper Program (the "CP Program"). As of December 31, 2006, $508.3 million of commercial paper was outstanding under the CP Program at an average interest rate of 5.2% before fees. Nestlé guarantees the commercial paper issued under the CP Program and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. Nestlé's guarantee permits the Company to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the CP Program are comparable to the fees that would be paid in an arm's length transaction. Total fees paid to Nestlé for the years ended December 31, 2006, 2005 and 2004 were $0.4 million, $0.5 million and $0.8 million, respectively.

In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002, which is attached as an exhibit to this annual report. Through this Services Agreement, the parties more formally documented the pre-existing CP Program. The Services Agreement states that Nestlé will: (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.'s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.

2.

The Company had available commitments of $357.5 million under unsecured demand notes payable to various Nestlé affiliates; at December 31, 2006, $101.3 million was outstanding under these demand notes. The demand notes are committed for less than one year and accrue interest at rates consistent with local borrowing rates.

3.

On January 1, 2004, the Company entered into an agreement whereby Nestec, S.A., an affiliate of Nestlé, provides certain treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction. The agreement may be terminated with 60 days' written notice. This agreement replaces a prior agreement with Nestlé to provide similar services. Total fees paid to Nestec S.A. for the years ended December 31, 2006, 2005 and 2004 were $0.7 million, $0.7 million and $0.5 million, respectively.

4.

On December 8, 2004, the Company entered into a services agreement whereby the Company retained T.R.G. Sear as the Chairman of the Board from January 1, 2005 until the annual general meeting of shareholders held in May 2005. During the term of this agreement, Mr. Sear was paid $240,000 plus a car allowance of $12,500. In addition to the foregoing amounts, Alcon also reimbursed Mr. Sear for reasonable travel expenses associated with his board service. After May 3, 2005, the Company has continued to supply an office to Mr. Sear through May 2010. The agreement may be terminated with 30 days' written notice.

D.	EXCHANGE CONTROLS

Other than in connection with government sanctions that may currently be imposed on Belarus, North Korea, Lebanon, Iraq, Liberia, Sierra Leone, Myanmar, Zimbabwe, Ivory Coast, Sudan, the Democratic Republic of Congo, Uzbekistan, persons related to the assassination of Rafik Hariri and on persons or organizations with links to Osama bin Laden, the "Al-Qaida" group, the Taliban and other terrorist groups, and any other similar sanctions that the Swiss government may impose against various countries, regimes or parties, there are currently no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

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

•

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

The summary is not intended to apply to holders of common shares in particular circumstances, such as:

•	dealers in securities;

•	traders in securities who elect to apply a mark-to-market method of tax accounting;

•	financial institutions;

•	regulated investment companies;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding common shares as part of a hedging, straddle, conversion or other integrated transaction;

•	holders who hold their common shares other than as capital assets;

•	persons whose functional currency is not the U.S. dollar;

•	certain U.S. expatriates;

•	Swiss Holders of common shares with a value of at least CHF 2 million;

•	persons subject to the U.S. alternative minimum tax; and

•	holders of common shares that will own directly or indirectly, or will be deemed to own, 10% or more of either the total voting power or the total value of our stock.

Furthermore, this summary does not describe all the tax considerations relevant to persons who acquired common shares pursuant to compensatory arrangements.

Swiss Tax Considerations

Swiss Withholding Tax on Dividends and Similar Distributions

Dividends paid and other similar cash or in-kind taxable distributions made by us to a holder of common shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration.

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

U.S. Holders

A U.S. Holder who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial refund of the withholding tax incurred on a taxable distribution from us if the conditions of the bilateral tax treaty between the United States and Switzerland are satisfied. A U.S. Holder who is a resident of the United States for purposes of the bilateral tax treaty between the United States and Switzerland is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under this treaty, (ii) holds, directly or indirectly, less than 10% of our voting stock and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which common shares are attributable. Such an eligible U.S. Holder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Swiss Federal Tax Administration at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States and sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH 3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable. To facilitate the refund process, we have made arrangements with Globe Tax Services, Inc. to offer all U.S. Holders the opportunity to participate in a group refund claim.

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

Albania	Iceland	Mexico	Slovak Republic
Australia	India	Moldova	Slovenia
Austria	Indonesia	Mongolia	South Africa
Belarus	Iran	Montenegro	South Korea
Belgium	Israel	Morocco	Spain
Bulgaria	Italy	Netherlands	Sri Lanka
Canada	Ivory Coast	New Zealand	Sweden
Croatia	Jamaica	Norway	Thailand
Czech Republic	Japan	Pakistan	Trinidad and Tobago
Denmark	Kazakhstan	People's Republic of China	Tunisia
Ecuador	Kuwait	Philippines	Ukraine
Egypt	Kyrgyzstan	Poland	United Kingdom
Estonia	Latvia	Portugal	United States
Finland	Liechtenstein	Republic of Ireland	Uzbekistan
France	Lithuania	Romania	Venezuela
Germany	Luxembourg	Russia	Vietnam
Greece	Macedonia	Serbia
Hungary	Malaysia	Singapore

In addition, new treaties have been signed with Armenia, Argentina and Pakistan. These treaties are not yet in force, however. By exchange of notes, extension of the 1954 Treaty with the United Kingdom applies to Antigua and Barbuda, Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Malawi, Montserrat, St. Christopher, Nevis, Anguilla, St. Lucia, St. Vincent and Zambia. By extension of notes, the 1973 Treaty with Denmark applies to the Faroe Islands.

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

U.S. Federal Income Tax Considerations for U.S. Holders

Taxation of Dividends

The gross amount of a distribution made by us, including any amounts of Swiss tax withheld, will be taxable to a U.S. Holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes. Under recent U.S. Federal income tax legislation, the Company is a "qualified foreign corporation" and thus generally dividend income received by an individual taxpayer (assuming certain holding period requirements are met) is taxable to a U.S. Holder at the rate imposed on net capital gains, which currently cannot exceed 15%. Dividends received on common shares will not be eligible for the dividends received deduction generally allowed to corporations.

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

A U.S. Holder will be entitled to claim a foreign tax credit with respect to distributions received from us only for foreign taxes (such as Swiss withholding taxes) imposed on dividends paid to such U.S. Holder and not for taxes imposed on us or on any entity in which we have made an investment. Distributions with respect to the common shares that are taxable as dividends generally will be treated as foreign source passive income (or for U.S. Holders that are "financial services entities" as defined in the Treasury Regulations, foreign source "financial services income") for U.S. foreign tax credit purposes. For the purpose of determining the foreign tax credit limitation, the amount of such dividend distributions is reduced under a special rule that generally ensures that the amount of the foreign taxes imposed on the dividend that can be currently credited against the U.S. Holder's U.S. Federal income tax liability will not exceed the U.S. Federal income tax on the distribution. Alternatively, a U.S. Holder may deduct foreign taxes (such as Swiss withholding taxes) imposed on dividends paid to such U.S. Holder. The decision to claim a credit or take a deduction for foreign taxes imposed on a U.S. Holder applies to all such taxes incurred by the U.S. Holder during the taxable year.

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

Controlled Foreign Corporation

We do not expect to be deemed a "controlled foreign corporation" because we expect more than 50% of the voting power and value of our shares to be held by non-U.S. persons. If more than 50% of the voting power or value of our shares were owned (directly or indirectly or by attribution) by U.S. Holders who hold 10% or more of the voting power of our outstanding shares, then we would become a controlled foreign corporation and the U.S. Holders who hold 10% or more of our voting power would be required to include in their taxable income as a constructive dividend an amount equal to their share of certain of our undistributed income.

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

We are subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

As a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies; however, we intend to publish and, upon request, to furnish holders of our common shares with reports annually containing consolidated financial statements audited by independent accountants. We also intend to file quarterly unaudited financial statements under cover of Form 6-K.

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position. At December 31, 2006, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.5% at December 31, 2006) instrument. At December 31, 2006, the fair value of the interest rate swap was $0.9 million, based on market data, including the relevant interest rate. The equivalent notional principal amount at December 31, 2006 was $42.0 million.

At December 31, 2006, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

Variable Rate Instruments	Fair Value/ Notional Amount

	(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$1,489.2

Liabilities:
Short Term Debt - Variable Rate	926.5
Long Term Debt - Variable Rate	12.8
Interest Rate Swaps - Variable Rate	42.0

	1% Decrease	1% Increase
Pretax Earnings Effect on Variable Rate Instruments of	in Rates	in Rates
	(in millions)
Assets	$(14.9)	$14.9
Debt	9.4	(9.4)
Swaps	0.4	(0.4)
Total	$(5.1)	$5.1

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed with the intention of reducing sensitivity to interest rate changes. The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $202.8 million at December 31, 2006. The market value of the Company's fixed income portfolios classified as trading securities was approximately $65.3 million at December 31, 2006.

Certain of the Company's fixed income managers use derivatives as part of their overall fixed income strategies, including the use of options. At December 31, 2006, the aggregate notional amount of these contracts was $22.9 million, with a fair value of $6.2 million.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not untypical that five larger customers in the United States may total approximately 16% of the outstanding balance of gross accounts receivable; however no single customer accounts for more than 10% of annual sales.

As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $15,000 to $350,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 20 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size, and has relatively less credit strength and asset value for security. In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

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

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we hedge less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would be completely offset by a gain or loss on the underlying foreign currency asset or liability. Regarding foreign currency forward contracts, an instantaneous 10% decline in foreign exchange rates at December 31, 2006 would have decreased our earnings before income taxes by approximately $26.3 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars. At December 31, 2006, the financial instruments were as follows:

$0.5 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany receivables (denominated in Norwegian krone) held by our Swiss subsidiary.

$94.1 million equivalent notional amount of forward currency swap agreements intended to offset the exposure resulting from intergroup loans denominated in yen in our Belgium and Italy subsidiaries.

$3.5 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$5.9 million equivalent notional amount of foreign currency forward contracts intended to offset the exposure resulting from intergroup loans (denominated in British pounds sterling) granted by Alcon Inc.

$254.0 million equivalent notional amount of forward currency swap agreements intended to offset the exposure resulting from the sale of cash and investments denominated in Swiss francs to U.S. dollars in conjunction with the change of the functional currency from Swiss francs to U.S. dollars by our Swiss subsidiary.

Equity Risk

We purchase equity securities as a component of our overall investment strategy for corporate liquidities. The Company's equity investments are professionally managed by firms with proven long term performance records. Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly. At December 31, 2006, the fair value of the Company's equity securities was approximately $67.5 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures. As of the end of the period covered by this annual report (the "Evaluation Date"), the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including its chief executive officer and its chief financial officer) pursuant to Rule 13a-15 of the Exchange Act of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on this evaluation, the Company's chief executive officer and its chief financial officer concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b)	Management's Report on Internal Control over Financial Reporting. Management's Report on Internal Control over Financial Reporting is included under Item 18 on page F-2.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included under Item 18 on page F-4.

(c)	Attestation Report of the Registered Public Accounting Firm. The report of KPMG LLP, an independent registered public accounting firm, is included under Item 18 on page F-4.

(d)

Changes in Internal Control over Financial Reporting. There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation performed above that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Alcon's board of directors has determined that Thomas G. Plaskett is an "audit committee financial expert" as defined in the instructions for Item 16A of Form 20-F. Mr. Plaskett is "independent," as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS

Alcon has adopted a Code of Business Conduct and Ethics that applies to all employees, including its Chief Executive Officer, Chief Financial Officer and its principal accounting officer. The Company has posted this Code of Ethics to its Web site, www.alcon.com, where it is publicly available. In addition, Alcon will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders without charge upon request. All such requests should be sent in writing to Global Compliance, Alcon Laboratories, Inc., 6201 South Freeway, T2-2, Fort Worth, Texas 76134.

During 2006, Compliance Liaisons at Alcon's major affiliates and the Compliance Committee undertook a review of Alcon's Code of Business Conduct and Ethics in light of recent decisions regarding such codes of conduct and associated reporting mechanisms in jurisdictions other than the United States. As a result, the Code of Business Conduct and Ethics was revised effective January 2, 2007. It maintains all values of the original Code of Business Conduct and Ethics but presents them in a global context. All reporting and verification requirements remain unchanged.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate worldwide fees billed by KPMG LLP and its affiliates for professional services to the Company were $5.85 million in 2006 and $3.90 million in 2005, as noted below.

	2006	2005
	(in thousands)

Audit Fees (1)	$5,532	$3,397
Audit-Related Fees (2)	59	154
Tax Fees (3)	250	331
All Other Fees (4)	9	13
Total Fees	$5,850	$3,895

(1)

Audit Fees represent fees for professional services provided for the integrated audit of the Company's annual financial statements, review of the Company's quarterly financial statements, and statutory audits for the Company's worldwide subsidiaries/affiliates.

(2)

Audit related fees consisted principally of fees for international audit coordination and audits of financial statements of certain employee benefit plans. In 2005, employee benefit plan trusts directly paid approximately $58,000 of these fees.

(3)	Tax Fees represent fees for professional services related to tax compliance and tax planning/advisory consultation.

(4)	All Other Fees represent professional services provided for services not directly supporting financial statement audits.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended December 31, 2006 and 2005 have been approved by the Audit Committee, subject to the policy and procedures described below.

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

Procedures

1.

On an annual basis, the Audit Committee will review and approve the specific financial/statutory audits for the fiscal year ending to be rendered by the external auditors prior to the engagement of the service.

2.

Specifically related to permitted tax services, the Audit Committee annually pre-approves such particular services for all Company subsidiaries rendered by the external auditors. All other tax services to be performed by the external auditors as needed or incremental to the annual pre-approved services list will be approved by the Audit Committee prior to engagement of the service.

3.	Any other non-audit service by the external auditors not prohibited by Company policy or SEC regulation will be pre-approved on a case-by-case basis by the Audit Committee.

4.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy/procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the year ended December 31, 2006 by or on behalf of Alcon or any "affiliated purchaser," of its common shares that are registered pursuant to Section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number of
		Average	Shares Purchased	Maximum Number of
	Total Number of	Price	as Part of Publicly	Shares That May Yet
	Shares Purchased	Paid	Announced Plans or	Be Purchased under the
Period	(a)(b)(c)	per Share	Programs (a)(b)(c)	Plans or Programs (d)

January 1 to 31, 2006	147,187	$134.17	147,187	1,730,459
February 1 to 28, 2006	996	127.29	996	6,729,463
March 1 to 31, 2006	400,044	110.33	400,044	6,329,419
April 1 to 30, 2006	3,562	105.47	3,562	6,325,857
May 1 to 31, 2006	1,500,525	102.31	1,500,525	4,825,332
June 1 to 30, 2006	1,380,000	104.05	1,380,000	3,445,332
July 1 to 31, 2006	2,405,982	98.37	2,405,982	1,039,350
August 1 to 31, 2006	765,012	112.31	765,012	274,338
September 1 to 30, 2006	375,000	118.07	375,000	4,899,338
October 1 to 31, 2006	317	113.80	317	4,899,021
November 1 to 30, 2006	--	--	--	4,899,021
December 1 to 31, 2006	1,500,000	113.87	1,500,000	3,399,021
Total	8,478,625	106.06	8,478,625	N/A

(1)	Based on settlements occurring within the month.

(2)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(3)

In addition to the purchases disclosed in this table, during 2006 the Company also acquired 3,737 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(4)

On December 10, 2004, Alcon's board of directors authorized the purchase of up to 4,000,000 Alcon common shares. The purpose of this authorization was to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees.

On February 8, 2006, Alcon's board of directors authorized the purchase of up to an additional 5,000,000 Alcon common shares. While a portion of these shares may be used to satisfy the exercise of stock options or share-settled stock appreciation rights, another portion of these shares may be cancelled and retired if approved by Alcon's shareholders.

On September 7, 2006, Alcon's board of directors authorized another purchase of up to an additional 5,000,000 Alcon common shares. The Company plans to present shares reacquired under the authorization for cancellation and retirement, if approved by Alcon's shareholders. From time to time, the Company will purchase shares in the open market.

On February 7, 2007, Alcon's board of directors authorized the purchase in the open market of up to an additional 5,000,000 Alcon common shares. These shares may be used to satisfy share-based awards and/or presented for cancellation and retirement to the extent approved by Alcon's shareholders.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page Reference
ALCON, INC. AND SUBSIDIARIES:
Management's Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2006 and 2005	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2006, 2005 and 2004	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2006, 2005 and 2004	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2006, 2005 and 2004	F-8
Notes to Consolidated Financial Statements	F-9

ITEM 19.    EXHIBITS

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Registrant's Articles of Association, as of February 12, 2007
1.2	Registrant's Organizational Regulations, as of September 7, 2006
(Incorporated by reference to Exhibit 99.1 of Registrant's report on Form 6-K filed on September 11, 2006)
2.1	The Registrant agrees to furnish copies of any instruments defining the rights of holders of long term debt of the Registrant and its consolidated subsidiaries to the Commission upon request.
4.1	Amended 2002 Alcon Incentive Plan effective January 1, 2007
4.2	Alcon Executive Deferred Compensation Plan
(Incorporated by reference to Exhibit 4.1 to the Registrant's
Registration Statement on Form S-8 filed on December 12, 2003,
File No. 333-100746)
4.3	Alcon 401(k) Retirement Plan and Trust
(Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 filed on December 12, 2003, File No. 333-111145)
4.4	Alcon Excess 401(k) Plan (Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F filed on March 12, 2004)
4.5	Alcon Supplemental Executive Retirement Plan for Alcon Holdings, Inc.
and Affiliated Entities (Incorporated by reference to Exhibit 4.5 to the
Registrant's Annual Report on Form 20-F filed on March 12, 2004)
4.6	Commercial Paper Guarantee
(Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F filed on March 31, 2003)
4.7	Demand Note payable to Nestlé Capital Corporation, dated June 21, 2002
(Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F filed on March 31, 2003)
4.8	Investment Services Agreement with Nestec S.A. effective January 1, 2004
(Incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F filed on March 15, 2005)
4.9	Services Agreement with T.R.G. Sear effective January 1, 2005
(Incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F filed on March 15, 2005)
4.10

Separation Agreement between Nestlé S.A. and Alcon, Inc., dated February 22, 2002 (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form F-1 filed on February 22, 2002)

4.11

Guarantee Fee and Commercial Paper Program Services Agreement among Nestlé S.A., Alcon, Inc., and Alcon Capital Corporation which documents a pre-existing arrangement, effective October 28, 2002 (Incorporated by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F filed on March 15, 2006)

8.1	Significant Subsidiaries of the Registrant (Incorporated by reference to Exhibit 8.1 to the Registrant's Annual Report on Form 20-F filed on March 15, 2006)
12.1	Certification of Chief Executive Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
12.2	Certification of Chief Financial Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
13.1	Certification Furnished Pursuant to 18 U.S.C. Section 1350 as
adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCON, INC.

(Registrant)

/s/ Jacqualyn A. Fouse

(Signature)

Jacqualyn A. Fouse, Senior Vice President, Finance and

Chief Financial Officer

Date:

March 19, 2007

INDEX TO FINANCIAL STATEMENTS

Page
Reference:
ALCON, INC. AND SUBSIDIARIES:
Management’s Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2006 and 2005	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2006, 2005 and 2004	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2006, 2005 and 2004	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2006, 2005 and 2004	F-8
Notes to Consolidated Financial Statements	F-9

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alcon, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. Alcon, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2006, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Cary R. Rayment	/s/ Jacqualyn A. Fouse
Cary R. Rayment	Jacqualyn A. Fouse
Chairman of the Board, President	Senior Vice President, Finance
and Chief Executive Officer	and Chief Financial Officer

March 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 12 to the consolidated financial statements, effective January 1, 2006, the Company implemented Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

As discussed in notes 1 and 16 to the consolidated financial statements, effective December 31, 2006, the Company implemented the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Alcon, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Fort Worth, Texas

March 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Alcon, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Alcon, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Alcon, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 16, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Fort Worth, Texas

March 16, 2007

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$1,489.2	$1,457.2
Short term investments	321.0	377.7
Trade receivables, net	912.8	725.4
Inventories	473.8	427.2
Deferred income tax assets	122.5	131.5
Other current assets	142.8	149.0

Total current assets	3,462.1	3,268.0
Long term investments	91.1	154.8
Property, plant and equipment, net	920.7	829.6
Intangible assets, net	95.2	293.7
Goodwill	553.2	550.0
Long term deferred income tax assets	235.7	77.5
Other assets	69.3	54.6

Total assets	$5,427.3	$5,228.2

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$168.9	$156.0
Short term borrowings	926.5	1,021.5
Current maturities of long term debt	5.8	5.9
Other current liabilities	899.9	1,095.1

Total current liabilities	2,001.1	2,278.5

Long term debt, net of current maturities	49.0	56.0
Long term deferred income tax liabilities	10.1	15.8
Other long term liabilities	453.5	321.8
Contingencies (note 18)
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 336,975,000
shares authorized; 317,343,982 shares issued and
301,182,404 shares outstanding at December 31, 2006;
314,559,103 shares issued and 306,485,298 shares
outstanding at December 31, 2005	43.9	43.4
Additional paid-in capital	1,064.5	806.3
Accumulated other comprehensive income	127.3	90.9
Retained earnings	3,201.9	2,282.3
Treasury shares, at cost; 16,161,578 shares at December 31, 2006;
and 8,073,805 shares at December 31, 2005	(1,524.0)	(666.8)

Total shareholders' equity	2,913.6	2,556.1

Total liabilities and shareholders' equity	$5,427.3	$5,228.2

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2006	2005	2004
	(in millions, except share data)

Sales	$4,896.6	$4,368.5	$3,913.6
Cost of goods sold	1,215.1	1,078.4	1,081.6

Gross profit	3,681.5	3,290.1	2,832.0
Selling, general and administrative	1,398.5	1,594.7	1,237.3
Research and development	512.1	421.8	390.4
Amortization of intangibles	198.8	85.7	72.5

Operating income	1,572.1	1,187.9	1,131.8
Other income (expense):
Gain (loss) from foreign currency, net	(7.9)	0.7	(2.2)
Interest income	74.1	48.7	23.3
Interest expense	(42.6)	(38.8)	(26.9)
Other, net	21.2	4.4	(0.3)

Earnings before income taxes	1,616.9	1,202.9	1,125.7
Income taxes	268.8	271.9	253.9

Net earnings	$1,348.1	$931.0	$871.8

Basic earnings per common share	$4.43	$3.04	$2.85

Diluted earnings per common share	$4.37	$2.98	$2.80

Basic weighted average common shares	304,279,489	306,036,089	305,761,128
Diluted weighted average common shares	308,671,707	311,903,177	310,837,194

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2006, 2005 and 2004

	Common Shares			Accumulated
	Number		Additional	Other
	of Shares		Paid-in	Comprehensive	Deferred	Retained	Treasury
	Outstanding	Amount	Capital	Income	Compensation	Earnings	Shares	Total
	(in millions, except share data)

Balance, December 31, 2003	308,519,051	$42.5	$512.0	$135.8	$(7.5)	$951.2	$(42.5)	$1,591.5

Comprehensive income:
Net earnings	--	--	--	--	--	871.8	--	871.8
Change in net unrealized losses
on investments	--	--	--	(1.5)	--	--	--	(1.5)
Minimum pension liability
adjustment, net of taxes	--	--	--	(1.5)	--	--	--	(1.5)
Foreign currency translation
adjustments	--	--	--	92.6	--	--	--	92.6
Total comprehensive income								961.4

Share award transactions	757,803	0.2	26.0	--	--	--	0.3	26.5
Tax benefits on share award
transactions	--	--	9.3	--	--	--	--	9.3
Treasury shares acquired	(3,622,400)	--	--	--	--	--	(236.3)	(236.3)
Compensation expense	--	--	--	--	4.9	--	--	4.9
Dividends on common shares	--	--	--	--	--	(169.4)	--	(169.4)
Balance, December 31, 2004	305,654,454	42.7	547.3	225.4	(2.6)	1,653.6	(278.5)	2,187.9

Comprehensive income:
Net earnings	--	--	--	--	--	931.0	--	931.0
Change in net unrealized losses
on investments	--	--	--	1.9	--	--	--	1.9
Minimum pension liability
adjustment, net of taxes	--	--	--	4.0	--	--	--	4.0
Foreign currency translation
adjustments	--	--	--	(140.4)	--	--	--	(140.4)
Total comprehensive income								796.5

Share award transactions	4,552,198	0.7	148.6	--	--	--	3.6	152.9
Tax benefits on share award
transactions	--	--	110.1	--	--	--	--	110.1
Treasury shares acquired	(3,721,354)	--	--	--	--	--	(391.9)	(391.9)
Compensation expense	--	--	--	--	2.6	--	--	2.6
Dividends on common shares	--	--	0.3	--	--	(302.3)	--	(302.0)
Balance, December 31, 2005	306,485,298	43.4	806.3	90.9	--	2,282.3	(666.8)	2,556.1

Comprehensive income:
Net earnings	--	--	--	--	--	1,348.1	--	1,348.1
Change in net unrealized gains
(losses) on investments	--	--	--	7.9	--	--	--	7.9
Foreign currency translation
adjustments	--	--	--	90.4	--	--	--	90.4
Total comprehensive income								1,446.4

Adjustment to initially apply FASB
Statement No. 158, net of taxes	--	--	--	(61.9)	--	--	--	(61.9)
Share-based payments	--	--	83.0	--	--	--	--	83.0
Share award transactions	3,175,731	0.5	79.1	--	--	(0.9)	31.2	109.9
Tax benefits on share award
transactions	--	--	96.1	--	--	--	--	96.1
Treasury shares acquired	(8,478,625)	--	--	--	--	--	(899.2)	(899.2)
Share cancellation	--	--	(0.2)	--	--	(10.6)	10.8	--
Dividends on common shares	--	--	0.2	--	--	(417.0)	--	(416.8)
Balance, December 31, 2006	301,182,404	$43.9	$1,064.5	$127.3	$--	$3,201.9	$(1,524.0)	$2,913.6

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2005	2004
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$1,348.1	$931.0	$871.8
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	158.5	124.9	120.7
Amortization of intangibles	198.8	85.7	72.5
Amortization of deferred compensation	--	2.6	4.9
Share-based payments	81.2	--	--
Tax benefit from share-based compensation	--	110.1	9.3
Deferred income taxes	(105.9)	(22.5)	(39.0)
Loss (gain) on sale of assets	2.6	2.7	2.7
Provisions for losses (note 18)	(120.3)	248.7	--
Changes in operating assets and liabilities:
Trading securities	74.0	(213.3)	--
Trade receivables	(148.7)	(81.2)	(36.8)
Inventories	(11.5)	(18.6)	23.9
Other assets	(5.7)	(37.4)	(31.1)
Accounts payable and other current liabilities	(93.9)	80.9	37.4
Other long term liabilities	28.7	21.4	11.5

Net cash from operating activities	1,405.9	1,235.0	1,047.8
Cash provided by (used in) investing activities:
Proceeds from sale of assets	1.5	3.7	1.6
Purchases of property, plant and equipment	(222.3)	(162.2)	(146.2)
Purchases of intangible assets	--	(43.2)	(69.9)
Net sales (purchases) of available-for-sale investments	54.7	(180.6)	(41.0)

Net cash from investing activities	(166.1)	(382.3)	(255.5)
Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(108.3)	123.9	(434.5)
Repayment of long term debt	(6.3)	(16.1)	(9.3)
Dividends on common shares	(416.8)	(302.0)	(169.4)
Acquisition of treasury shares	(899.2)	(391.9)	(236.3)
Proceeds from exercise of stock options	109.8	153.1	26.8
Tax benefits from share-based payment
arrangements	96.1	--	--

Net cash from financing activities	(1,224.7)	(433.0)	(822.7)

Effect of exchange rates on cash and cash equivalents	16.9	(55.9)	37.8

Net increase in cash and cash equivalents	32.0	363.8	7.4
Cash and cash equivalents, beginning of year	1,457.2	1,093.4	1,086.0

Cash and cash equivalents, end of year	$1,489.2	$1,457.2	$1,093.4

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

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt and equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

other, net. Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair value and the write-down would be recorded to earnings as a loss.

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

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. The Company has elected to delay adoption of the provision to measure the funded status of a plan as of the date of its year-end balance sheet. The requirement to measure plan assets and benefit obligations as of the fiscal year-end date is required for fiscal years ending after December 15, 2008. Under SFAS No. 158, retrospective application is not permitted. Therefore, the amount of accumulated other comprehensive income (loss) at December 31, 2006 is not directly comparable to those amounts in the prior years.

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company determined the impact of this act and adopted FSP No. FAS 106-2 during the second quarter of 2004. See note 16 for further discussion.

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

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 104.

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales in accordance with

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

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

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales. The Company also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.

Value added taxes and other sales taxes are excluded from sales.

(n)	Research and Development

Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o)	Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $130.4, $128.8 and $124.7 in 2006, 2005 and 2004, respectively.

Shipping and handling costs amounted to $56.6, $49.1 and $39.3 in 2006, 2005 and 2004, respectively.

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

(q)	Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2006	2005	2004

Basic weighted average common shares outstanding	304,279,489	306,036,089	305,761,128
Effect of dilutive securities:
Employee stock options	4,359,828	5,580,253	4,543,823
Share-settled stock appreciation rights	859	--	--
Share-settled restricted share units	2,853	--	--
Contingent restricted common shares	28,678	286,835	532,243

Diluted weighted average common shares outstanding	308,671,707	311,903,177	310,837,194

At December 31, 2006, 179,984 stock options and 1,315,645 share-settled stock appreciation rights were not included in the computation of diluted earnings per share, as their exercise prices were greater than the average market price of the common shares. Their effect would have been anti-dilutive.

(r)	Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and, in 2005 and 2004, minimum pension liability adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s)	Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment." This statement replaced SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 included:

(a)

compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b)	compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Net earnings for the year ended December 31, 2006 reflected the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the consolidated financial statements for the prior years have not been restated to reflect the impact of SFAS No. 123(R). Therefore, the results for the year ended December 31, 2006 are not directly comparable to those in the prior years.

SFAS No. 123(R) requires companies to estimate the "fair value" of share-based payment awards as of the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period. Share-based compensation expense recognized in net earnings for the year ended December 31, 2006 was based on awards ultimately expected to vest, and therefore it was reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. SFAS No. 123(R) also requires that excess tax benefits related to share-based compensation be reflected as financing cash flows rather than operating cash flows.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic value based method provisions of APB Opinion No. 25 and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under the intrinsic value method, no share-based employee compensation expense for stock options had been recognized in net earnings, as all options granted under the plan had an exercise price equal to the fair market value of the underlying common share at the date of grant. In the pro forma disclosures required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

The Company records deferred tax assets for share-based awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

(t)	Treasury Shares

Treasury shares are accounted for by the cost method. The board of directors has approved the purchase of Alcon common shares for various purposes as described in note 12.

(u)	Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(v)	Reclassifications

Certain reclassifications were made to prior year amounts to conform with current year presentation. These reclassifications had no effect on reported earnings, working capital or shareholders' equity.

(2)	Cash Flows__Supplemental Disclosures

	2006	2005	2004

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for the following:

Interest expense, net of amount capitalized	$42.6	$37.8	$28.0

Income taxes	$274.0	$157.4	$327.8

Supplemental Disclosure of Noncash Financing Activities:

a)

In 2002 certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. Deferred compensation (included in shareholders' equity) related to the restricted common shares was reduced by $2.6 and $4.9, which amounts were charged against earnings in the years ended December 31, 2005 and 2004, respectively, and were reflected as adjustments in net cash from operating activities.

b)

During the years ended December 31, 2006, 2005 and 2004, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited less than 10,000 restricted common shares in each year. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares.

c)

In 2006, 2005 and 2004, $0.2, $0.3 and $0.1, respectively, of dividends, applicable to Alcon common shares that previously have been deferred into the Alcon Executive Deferred Compensation Plan, were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares. In 2006 and

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

2005, 737 and 911 treasury shares, representing previously declared dividends applicable to common shares withdrawn from this plan, were delivered to participants.

d)

In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the noninterest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and, as a noncash transaction, was not reflected in the consolidated statement of cash flows.

(3)	Supplemental Balance Sheet Information

	December 31,
	2006	2005
Cash and Cash Equivalents
Cash	$106.7	$102.2
Cash equivalents on deposit with Nestlé	4.6	4.8
Cash equivalents -- other	1,377.9	1,350.2

Total	$1,489.2	$1,457.2

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2006	2005
Trade Receivables, Net
Trade receivables	$943.1	$753.4
Allowance for doubtful accounts	(30.3)	(28.0)

Net	$912.8	$725.4

	2006	2005	2004
Allowance for Doubtful Accounts
Balance at beginning of year	$28.0	$31.9	$35.6
Bad debt expense	3.2	0.3	0.6
Charge-off (recoveries), net	(0.9)	(4.2)	(4.3)

Balance at end of year	$30.3	$28.0	$31.9

	December 31,
	2006	2005

Inventories
Finished products	$287.0	$255.6
Work in process	43.1	36.6
Raw materials	143.7	135.0

Total	$473.8	$427.2

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	December 31,
	2006	2005

Other Current Assets
Prepaid expenses	$49.1	$55.2
Receivables from affiliates	0.2	0.2
Other	93.5	93.6

Total	$142.8	$149.0

	December 31,
	2006	2005

Property, Plant and Equipment, Net
Land and improvements	$27.2	$25.9
Buildings and improvements	655.5	606.0
Machinery, other equipment and software	1,101.1	998.8
Construction in progress	107.6	75.4

Total	1,891.4	1,706.1

Accumulated depreciation	(970.7)	(876.5)

Net	$920.7	$829.6

Construction in progress at December 31, 2006 consisted primarily of various plant expansion and upgrade projects. Commitments related to these projects at December 31, 2006 totaled $42.4.

	December 31,
	2006	2005

Other Current Liabilities
Deferred income tax liabilities	$14.7	$14.4
Payables to affiliates	2.7	1.3
Accrued warranties	7.3	7.9
Accrued compensation	255.0	250.0
Accrued taxes	260.6	258.7
Accrued product rebates	119.2	112.2
Provisions for losses (note 18)	4.5	245.2
Other	235.9	205.4

Total	$899.9	$1,095.1

	2006	2005	2004

Warranty Reserve
Balance at beginning of year	$7.9	$7.6	$7.3
Warranty expense	8.5	10.7	10.4
Warranty payments, net	(9.1)	(10.4)	(10.1)

Balance at end of year	$7.3	$7.9	$7.6

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	December 31,
	2006	2005

Other Long Term Liabilities
Pension plans	$308.3	$232.2
Postretirement health care plan	107.3	62.5
Deferred compensation	28.2	20.9
Other	9.7	6.2

Total	$453.5	$321.8

	December 31,
	2006	2005

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$182.0	$91.6
Unrealized gains (losses) on investments	7.2	(0.7)
Unrecognized losses and prior service costs, net of tax benefit	(61.9)	--

Total	$127.3	$90.9

At December 31, 2006, the portion of retained earnings that was available under Swiss law for the payment of dividends was $2,011.3.

For the years ended December 31, 2006, 2005 and 2004, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

		2006		2005		2004

Dividends per common share in Swiss francs	CHF	1.68	CHF	1.18	CHF	0.72

Dividends per common share measured in U.S. dollars		$1.38		$0.99		$0.55

Total dividends on common shares measured in U.S. dollars		$417.0		$302.3		$169.4

(4)	Investments

At December 31, 2006 and 2005, investments were as follows:

	2006	2005

Short term investments:
Trading securities	$139.3	$213.3
Available-for-sale investments	181.7	164.4

Total short term investments	$321.0	$377.7

Long term investments—available-for-sale investments	$91.1	$154.8

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2006 and 2005, trading securities were as follows:

	2006		2005
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains	Value	Gains	Value

Total trading securities	$16.0	$139.3	$2.6	$213.3

At December 31, 2005, $49.9, including unrealized gains of $1.9, of the trading securities consisted of a hedge fund operated by an investment management company owned by Nestlé. These trading securities were liquidated during 2006.

At December 31, 2006, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$50.8	$--	$(2.7)	$48.1
Senior secured bank loans	133.9	--	(0.3)	133.6

Total short term investments	184.7	--	(3.0)	181.7

Long term investments:
U.S. government and agency securities	3.1	--	(0.1)	3.0
Mortgage-backed securities	0.9	--	--	0.9
Corporate debt securities	17.3	0.2	(0.3)	17.2
Equity securities	57.5	12.2	(2.2)	67.5
Other investments	2.1	0.4	--	2.5

Total long term investments	80.9	12.8	(2.6)	91.1

Total available-for-sale investments	$265.6	$12.8	$(5.6)	$272.8

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2005, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$49.9	$--	$(3.2)	$46.7
Senior secured bank loans	117.6	0.1	--	117.7

Total short term investments	167.5	0.1	(3.2)	164.4

Long term investments:
U.S. government and agency securities	43.6	0.2	(0.2)	43.6
Mortgage-backed securities	9.9	--	--	9.9
Foreign government bonds	3.5	0.3	--	3.8
Corporate debt securities	33.4	1.7	(2.2)	32.9
Other debt securities	6.0	--	--	6.0
Equity securities	54.0	4.2	(1.8)	56.4
Other investments	2.0	0.2	--	2.2

Total long term investments	152.4	6.6	(4.2)	154.8

Total available-for-sale investments	$319.9	$6.7	$(7.4)	$319.2

The contractual maturities of available-for-sale investments at December 31, 2006 were as follows:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$188.8	$185.6
Other debt securities, maturing:
Within one year	--	--
After 1 year through 10 years	1.8	1.8
After 10 years through 15 years	3.6	3.5
Beyond 15 years	11.8	11.9

Total debt securities recorded at market	206.0	202.8

Equity and other investments	59.6	70.0

Total available-for-sale investments	$265.6	$272.8

*Mortgage-backed securities and senior secured bank loans.

Proceeds from sales of available-for-sale investments were $425.7, and the gross realized gains and gross realized losses on those sales were $5.7 and $3.6, respectively, for the year ended December 31, 2006. For the year ended December 31, 2005, proceeds from sales of available-for-sale investments were $190.6, and the gross realized gains and gross realized losses on those sales were $4.3 and $1.1, respectively. There were no significant sales of available-for-sale investments for the year ended December 31, 2004.

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2006, 2005 and 2004 were $7.2, $(0.7) and $(2.6), respectively. Net unrealized holding gains on trading securities included in earnings for the years ended December 31, 2006 and 2005 were $13.4 and $2.6, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2006	2005	2004

Changes in unrealized holding gains (losses) arising
during the period	$7.1	$1.4	$(1.5)
Reclassification adjustment for losses (gains) included
in net income	0.8	0.5	--

Changes in net unrealized gains (losses) on investments,
net of taxes	$7.9	$1.9	$(1.5)

As of December 31, 2006, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Short term investments:
Mortgage-backed securities	$--	$--	$48.1	$(2.7)	$48.1	$(2.7)
Senior secured bank loans	133.6	(0.3)	--	--	133.6	(0.3)

Total short term investments	133.6	(0.3)	48.1	(2.7)	181.7	(3.0)

Long term investments:
U.S. government and agency
securities	--	--	2.8	(0.1)	2.8	(0.1)
Corporate debt securities	2.4	(0.2)	2.6	(0.1)	5.0	(0.3)
Equity securities	6.0	(0.9)	4.3	(1.3)	10.3	(2.2)

Total long term investments	8.4	(1.1)	9.7	(1.5)	18.1	(2.6)

Total available-for-sale
investments	$142.0	$(1.4)	$57.8	$(4.2)	$199.8	$(5.6)

(5)	Impairment of Long-Lived Assets Held and Used

During 2006, the Company identified impairment losses totaling $144.8 related to certain plant, equipment and intangible assets. The respective losses were recognized in cost of goods sold ($19.1) and amortization of intangibles ($125.7) in the consolidated statement of earnings for the year ended December 31, 2006.

The Company's corporate planning process indicated that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company intends to continue using those assets. Consequently, the impairment review was conducted using the then latest projections in the corporate planning process on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(6)	Intangible Assets and Goodwill

	December 31, 2006		December 31, 2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:
Licensed technology	$310.6	$(227.8)	$620.6	$(393.9)
Other	101.1	(88.7)	195.9	(128.9)

Total	$411.7	$(316.5)	$816.5	$(522.8)

The changes to December 31, 2006 from December 31, 2005 in the gross carrying amounts and accumulated amortization of licensed technology and other intangible assets subject to amortization reflected the impairment losses of $125.7 discussed in note 5 above.

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

	Years ended December 31,
	2006	2005	2004

Aggregate amortization expense related to intangible assets	$198.8	$85.7	$72.5

Amortization expense in 2006 included the impairment losses of $125.7 discussed in note 5.

Estimated Amortization Expense:

For year ended December 31, 2007	$43.4
For year ended December 31, 2008	$22.0
For year ended December 31, 2009	$11.8
For year ended December 31, 2010	$8.9
For year ended December 31, 2011	$3.2

The Company recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 were as follows:

	United States	International
	Segment	Segment	Total

Balance, December 31, 2004	$339.3	$209.9	$549.2

Impact of changes in foreign exchange rates	--	0.8	0.8

Balance, December 31, 2005	339.3	210.7	550.0

Impact of changes in foreign exchange rates	--	3.2	3.2

Balance, December 31, 2006	$339.3	$213.9	$553.2

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(7)	Short Term Borrowings

	December 31,
	2006	2005

Lines of credit	$279.2	$197.8
Commercial paper	508.3	709.9
From affiliates	101.3	86.5
Bank overdrafts	37.7	27.3

Total short term borrowings	$926.5	$1,021.5

At December 31, 2006, the Company had several unsecured line of credit agreements totaling $550.3 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were less than $0.5 during 2006, 2005 and 2004. The weighted average interest rates at December 31, 2006 and 2005 were 3.9% and 3.0%, respectively. The amounts outstanding under these agreements at December 31, 2006 were due at various dates during 2007.

At December 31, 2006, the Company had a $2,000.0 commercial paper facility. At December 31, 2006, the outstanding balance carried an average interest rate of 5.2% before fees. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2006, 2005 and 2004 were $0.4, $0.5 and $0.8, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2006 were either due on demand or at various dates during 2007. The weighted average interest rates at December 31, 2006 and 2005 were 2.6% and 1.9%, respectively. The unused portion under the line of credit agreements was $256.2 at December 31, 2006.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $151.4 at December 31, 2006. The weighted average interest rates on bank overdrafts at December 31, 2006 and 2005 were 6.2% and 5.6%, respectively.

(8)	Long Term Debt

	December 31,
	2006	2005

License obligations	$10.7	$15.7
Bank loan	42.9	44.2
Other	1.2	2.0

Total long term debt	54.8	61.9
Less current maturities of long term debt	5.8	5.9

Long term debt, net of current maturities	$49.0	$56.0

License obligations represented the present value of noninterest bearing future fixed payments through 2013 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (4.8% to 8.5%) at the time each license was obtained.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011. This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.5% at December 31, 2006. The bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2006, 2005 and 2004.

Long term maturities for each of the next five years are $5.8 in 2007, $1.3 in 2008, $1.0 in 2009, $0.9 in 2010, and $43.8 in 2011.

Interest costs of $0.9, $0.4 and $0.8 in 2006, 2005 and 2004, respectively, were capitalized as part of property, plant and equipment.

(9)	Income Taxes

The components of earnings before income taxes were:

	2006	2005	2004

Switzerland	$1,188.7	$590.6	$461.8
Outside of Switzerland	428.2	612.3	663.9

Earnings before income taxes	$1,616.9	$1,202.9	$1,125.7

Income tax expense (benefit) consisted of the following:

	2006	2005	2004

Current:
Switzerland	$101.5	$61.8	$30.6
Outside of Switzerland	273.2	232.6	262.3

Total current	374.7	294.4	292.9

Deferred:
Switzerland	(0.4)	3.3	(8.3)
Outside of Switzerland	(105.5)	(25.8)	(30.7)

Total deferred	(105.9)	(22.5)	(39.0)

Total	$268.8	$271.9	$253.9

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2006	2005	2004

Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	14.7	17.3	22.3
Current year research and experimentation credits	(1.0)	(1.0)	(1.1)
Other current year taxes and changes in valuation
allowances	0.6	0.3	(0.3)
Current year nondeductible and excludable items	(1.1)	0.7	(0.9)
Tax impact of prior year audit settlements, amended
returns and adjustments to estimates	(2.7)	(3.6)	(0.1)
Research and experimentation credits and
audit settlements	--	--	(5.1)
Effects of recording in 2006 the reduction in the patent
litigation provision and the impairment losses and
in 2005 the provisions for losses discussed in
note 18	(1.7)	1.1	--

Effective tax rate	16.6%	22.6%	22.6%

In June 2004, the Company recognized a current income tax benefit of $57.6, for certain discrete items resulting from filing amended federal income tax returns for prior years claiming research and experimentation tax credits and from resolution of several significant tax audit issues related to prior years.

At December 31, 2006, Alcon's subsidiaries had net operating loss carryforwards as follows:

2007	$13.8
2008	0.2
2009	0.7
2010	0.1
2011	--
2012-2024	1.6
Indefinite	--

Total net operating loss carryforwards	$16.4

The Company also had net operating loss carryforwards totaling $302.3 related to states in which certain subsidiaries file separate state income tax returns. These net operating loss carryforwards expire between 2012 and 2024.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Current tax expense does not reflect benefits of $96.1, $110.1 and $9.3 for the years ended December 31, 2006, 2005 and 2004, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Temporary differences and carryforwards at December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005

Deferred income tax assets:
Trade receivables	$31.9	$33.2
Inventories	8.6	9.6
Intangible assets	38.8	--
Other assets	1.5	9.2
Accounts payable and other current liabilities	72.9	69.9
Other liabilities	177.2	118.6
Share-based payments	25.7	--
Net operating loss carryforwards	12.2	6.8

Gross deferred income tax assets	368.8	247.3
Unused tax credits	7.4	6.3
Valuation allowance	(4.1)	(6.1)

Total deferred income tax assets	372.1	247.5

Deferred income tax liabilities:
Property, plant and equipment	22.9	36.1
Goodwill and intangible assets	--	22.4
Other	15.8	10.2

Total deferred income tax liabilities	38.7	68.7

Net deferred income tax assets	$333.4	$178.8

Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2006. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $105.5 have not been provided on approximately $2,110.8 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

Significant judgment is required in evaluating the Company's tax positions, and management records current tax liabilities based on its best estimate of what it will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Management believes that the estimates reflected in the financial statements accurately reflect the Company's tax liabilities. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

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

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2006	2005	2004	2006	2005	2004	2006	2005	2004

United States	$2,463.7	$2,195.4	$1,990.3	$1,290.8	$1,098.3	$925.4	$93.1	$102.7	$93.2
International	2,432.9	2,173.1	1,923.3	996.9	875.9	700.0	58.7	56.0	54.8

Segments total	4,896.6	4,368.5	3,913.6	2,287.7	1,974.2	1,625.4	151.8	158.7	148.0
Manufacturing operations	--	--	--	(28.5)	(32.1)	(28.7)	41.4	35.4	30.9
Research and development	--	--	--	(446.5)	(377.1)	(349.2)	13.4	12.7	10.6
General corporate	--	--	--	(159.3)	(377.1)	(115.7)	150.7	3.8	3.7
Share-based compensation	--	--	--	(81.3)	--	--	--	--	--

U.S. GAAP total	$4,896.6	$4,368.5	$3,913.6	$1,572.1	$1,187.9	$1,131.8	$357.3	$210.6	$193.2

For the year ended December 31, 2006, the impairment losses discussed in note 5 decreased general corporate operating income by $144.8 and increased depreciation and amortization by $144.8. General corporate operating income for that year also reflected the benefit of a $119.0 reduction to a 2005 litigation provision related to a patent lawsuit discussed in note 18.

A large part of the decrease in general corporate operating income for 2005 was due mainly to a litigation provision of $240.0 related to a patent infringement claim discussed in note 18.

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

				Property, Plant and
	Sales			Equipment
	For the Years ended December 31,			At December 31,
	2006	2005	2004	2006	2005

United States	$2,463.7	$2,195.4	$1,990.3	$578.6	$541.7
Switzerland	30.4	28.9	27.9	8.5	8.5
Rest of world	2,402.5	2,144.2	1,895.4	333.6	279.4

Total	$4,896.6	$4,368.5	$3,913.6	$920.7	$829.6

Pharmaceutical	$2,007.2	$1,767.7	$1,542.6
Surgical	2,203.8	2,016.9	1,814.4
Consumer eye care	685.6	583.9	556.6

Total	$4,896.6	$4,368.5	$3,913.6

(12)	Share-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, restricted share units and certain cash-settled liability awards. The total number of shares that may be issued with respect to such awards cumulatively shall not exceed 30 million Alcon common shares. The grant prices for stock options or stock appreciation rights are determined by the board and shall not be lower than the prevailing stock exchange price upon the grant of the award. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Grants prior to February 2006 also become exercisable upon early retirement at or after age 55. If there is a change in control (as defined by the plan), the exercise or vesting of the awards may accelerate.

In February 2006, the Company's board of directors approved the grant of 0.2 million restricted shares and restricted share units, 1.3 million SSARs and 0.2 million stock options. Consistent with earlier grants, individuals may vest in the stock option and SSAR grants upon early retirement at or after age 55; however, under the 2006 grants, participants may exercise these instruments only on or after the third anniversary of the grant. Restricted share and restricted share unit grants have a three-year cliff vesting; furthermore, individuals retiring before reaching age 60 will forfeit some or all of such grants if the three-year service period has not expired.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the exercise of stock options and SSARs granted under the 2002 Alcon Incentive Plan. At December 31, 2006, outstanding authorizations by the Company's board of directors would permit the purchase of approximately 3.4 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003. Additional treasury shares were purchased during 2006 in anticipation of presenting the shares to the shareholders for approval of cancellation at a future shareholders' meeting.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan. At December 31, 2006, the Company had reserved approximately 19.5 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Net earnings for the year ended December 31, 2006 reflected the impact of adopting SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 included:

(a)

compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b)	compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Equity Awards

The effects of share-based equity awards on operating income and net earnings were as follows:

Year ended
December 31, 2006

Total share-based equity award costs applicable for period	$83.0
Costs relieved from (capitalized in) inventory	(1.8)
Costs recognized in operating income	81.2
Tax benefit recognized in net earnings	26.0
Reduction to net earnings	$55.2

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above. No share-based compensation expense for stock options was recorded in the years ended December 31, 2005 and 2004.

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic value based method provisions of APB Opinion No. 25 and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under the intrinsic value method, no share-based employee compensation expense for stock options had been recognized in net earnings, as all options granted under the plan had an exercise price equal to the fair market value of the underlying common share at the date of grant. In the pro forma disclosures required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

         The following table illustrates the effect on net earnings and earnings per common share for the years ended December 31, 2005 and 2004 if the Company had applied the "fair value" recognition provisions in accounting for stock option awards.

	2005	2004

Net earnings, as reported	$931.0	$871.8
Deduct: Total share-based employee compensation
expense under the "fair value" method, net of related
tax benefits	(60.4)	(51.5)

Pro forma net earnings	$870.6	$820.3

Earnings per common share:
Basic - as reported	$3.04	$2.85
Basic - pro forma	$2.84	$2.68

Diluted - as reported	$2.98	$2.80
Diluted - pro forma	$2.80	$2.65

For the years ended December 31, 2005 and 2004, cash flows from operating activities included $110.1 and $9.3, respectively, from tax benefits related to share-based compensation.

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004

Expected volatility	33.0%	33.0%	33.0%
Risk-free interest rate	4.57%	3.61%	3.0%
Expected dividend yield	1%	1%	1%
Expected term	5 years	5 years	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures were estimated to be 2.5% of the number granted, based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) to future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The status of the stock options and SSARs as of December 31, 2006 and the changes during the year then ended are presented below:

	Stock Options				SSARs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining			Exercise	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Intrinsic		per	Term	Intrinsic
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Outstanding at beginning
of period	15,095,417	$53			--	$--
Granted	176,455	123			1,345,604	123
Forfeited	(130,357)	74			(18,659)	123
Exercised	(2,986,379)	37			--	--
Expired	(800)	36			--	--
Outstanding at end
of period	12,154,336	58	6.94	$657.6	1,326,945	123	9.11	$0.2
Exercisable at end
of period	5,433,353	40	6.07	$390.3	407	123	9.11	$--

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2006, 2005 and 2004 were $42.54, $25.55 and $19.64 per option, respectively. The total intrinsic values of the stock options exercised during the years ended December 31, 2006, 2005 and 2004 were $217.7, $296.5 and $28.6, respectively.

The weighted average grant-date "fair value" of SSARs granted during the year ended December 31, 2006 was $41.41 per SSAR. No SSARs were exercised during the year ended December 31, 2006. The Company did not grant any SSARs prior to February 2006.

The following table summarizes information about stock options as of December 31, 2006:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$33	1,437,655	5.22	$33	March 21, 2005	1,437,655	$33
36	3,211,531	6.14	36	February 18, 2006	3,171,706	36
42-55	49,500	6.62	50	Various dates in 2006	49,500	50
63	3,878,185	7.12	63	February 11, 2007	604,330	63
67-80	62,000	7.67	77	Various dates in 2007	--
80	27,000	8.05	80	January 18, 2008	3,000	80
79	3,299,481	8.11	79	February 9, 2008	167,162	79
98-105	14,000	8.37	100	Various dates in 2008	--
128	5,000	8.74	128	September 26, 2008	--
123	169,984	9.11	123	February 8, 2009	--

Total	12,154,336				5,433,353

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Restricted shares and restricted share units are recognized at the closing market price on the date of grant over the required service period. The status of the nonvested restricted share awards as of December 31, 2006 and the changes during the year then ended are presented below:

	Restricted Shares				Restricted Share Units
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Grant-Date	Remaining			Grant-Date	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Market		per	Term	Market
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Nonvested at beginning
of period	530,872	$33			--	$--
Granted	191,113	123			29,658	122
Vested	(532,309)	33			(1,239)	123
Forfeited	(3,737)	123			(714)	123

Nonvested at end
of period	185,939	123	2.11	$20.8	27,705	122	2.12	$3.1

The restricted shares that were nonvested at beginning of period were issued in 2002 and vested on January 1, 2006. No such instruments were granted during 2005 and 2004. The total market values of restricted shares that vested during the years ended December 31, 2006, 2005 and 2004 were $71.4, $39.1 and $26.0, respectively.

The total market value of restricted share units that vested during the year ended December 31, 2006 was $0.1. No such instruments were granted during 2005 and 2004.

As of December 31, 2006, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share awards) granted under the plan was $67.7. That cost is expected to be recognized over a weighted average period of 1.4 years.

Liability Awards

The 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In addition to scheduled vesting, shares are fully vested upon meeting the requirements to retire.

Prior to the adoption of SFAS No. 123(R), the Company measured compensation expense for CSARs by applying the increase in the market price of Alcon's common shares at the end of the period to the number of CSARs. Under SFAS No. 123(R), the Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants. The risk-free interest rates used at December 31, 2006 were 4.7% to 5.0% and the market price for Alcon common shares was $111.77 per share. The cumulative effect of this change was not significant.

The Company's operating results included expenses (reversals) related to the CSARs of $(0.9), $18.6 and $9.1 for the years ended December 31, 2006, 2005 and 2004, respectively. During the years ended December 31, 2006, 2005 and 2004, the intrinsic values of CSARs paid were $8.6, $8.0 and $0.1, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The status of the CSARs as of December 31, 2006 and the changes during the year then ended are presented below:

	CSARs
		Weighted	Weighted
		Average	Average
		Exercise	Remaining
		Price	Contractual	Aggregate
		per	Term	Intrinsic
	Number	Share	(Years)	Value

Outstanding at beginning of period	302,644	$48
Granted	348	123
Forfeited	(1,084)	79
Exercised	(107,330)	36

Outstanding at end of period	194,578	55	6.86	$11.1

Exercisable at end of period	127,720	46	6.47	$8.4

At December 31, 2006 and 2005, the Company had 194,578 and 302,644 CSARs outstanding representing liabilities of $11.5 and $20.9, respectively. The awards outstanding had expiration dates ranging from March 2012 through February 2016.

The Company expects to use liability awards minimally in the future. As of December 31, 2006, total unrecognized compensation cost related to CSARs granted under the plan was $0.5. That cost is expected to be recognized over a weighted average period of 0.8 years.

(13)	Deferred Compensation

The Company had an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the board of directors administered the plan. Final benefit payments under this plan were paid in January 2006. Plan payments were $9.7, $10.0 and $9.2 for 2006, 2005 and 2004, respectively. The plan's liability was $9.7 at December 31, 2005, which was included in other current liabilities in the accompanying consolidated balance sheet.

In 2002, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at December 31, 2005 and 2004, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding for the years then ended. In connection with this conversion, these employees were also granted options (which became fully vested in March 2005) to purchase approximately 0.9 million Alcon common shares at $33.00 under the 2002 Alcon Incentive Plan. The restricted shares became fully vested in January 2006. The options expire on March 20, 2012.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the years ended December 31, 2006, 2005 and 2004, certain executives elected to defer compensation totaling $3.6, $6.2 and $5.0, respectively. At December 31, 2006 and 2005, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the DCP of $17.5 and $13.1, respectively.

As of December 31, 2006 and 2005, 174,413 and 179,788 Alcon common shares, respectively, were deferred in the DCP. The Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the years ended December 31, 2006, 2005 and 2004, deferrals under the plan were $2.4, $3.1 and $2.5, respectively. At December 31, 2006 and 2005, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $8.2 and $5.6, respectively.

(14)	Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of future foreign currency cash flows and changes in fair value caused by fluctuations in foreign exchange rates.

A primary objective of the foreign currency risk management program is to protect the value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange. The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows. All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency. To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities. The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. The fair value hedge derivative instruments have settlement dates in the first half of 2007 and cover an equivalent notional amount of $358.1.

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2006 and 2005, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $42.0. In addition, at December 31, 2006, the Company held, as part of a fixed income portfolio, various embedded options with an aggregate notional amount of $22.9 and a fair value of $6.2. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

Fair Value of Financial Instruments

At December 31, 2006 and 2005, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	December 31,
	2006		2005
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets:
Cash and cash equivalents	$1,489.2	$1,489.2	$1,457.2	$1,457.2

Short term trading and available-for-sale investments	321.0	321.0	377.7	377.7

Long term available-for-sale investments	91.1	91.1	154.8	154.8

Forward exchange contracts	0.8	0.8	0.2	0.2
Interest rate swaps	0.9	0.9	1.6	1.6
Embedded derivatives on convertible debt	6.2	6.2	4.3	4.3

Liabilities:
Short term borrowings	926.5	926.5	1,021.5	1,021.5
Long term debt, excluding capital lease obligations	54.4	54.5	61.9	62.5
Forward exchange and option contracts	1.0	1.0	1.3	1.3
Interest rate swaps	--	--	0.7	0.7

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(15)	Related Party Transactions

At December 31, 2006, Nestlé owned 230,250,000 common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2006, 2005 and 2004, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2006	2005	2004

Interest expense	$3.5	$2.9	$3.4
Interest income	0.1	0.1	0.1

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $1.0, $0.7 and $0.9 in 2006, 2005 and 2004, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $2.6 in each of the three years ended December 31, 2006, 2005 and 2004.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise. At December 31, 2006, the Company had no notional amounts outstanding with Nestlé.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2006, the total maximum under these lines of credit was approximately $217.8.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

(16)	Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company's cost of defined contribution plans was $69.8, $66.8 and $58.1 in 2006, 2005 and 2004, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement health care plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2006 and 2005 were:

			Postretirement
	Pension Benefits		Benefits
	2006	2005	2006	2005

Change in Benefit Obligation
Benefit obligation at beginning of year	$299.7	$280.2	$204.9	$177.6
Service cost	17.7	16.7	10.0	9.0
Interest cost	17.9	15.0	11.6	10.5
Benefits paid by trust	(1.0)	(1.3)	(6.2)	(5.4)
Benefits paid by Company	(12.5)	(9.4)	--	--
Foreign currency translation	0.3	(3.9)	--	--
Medicare subsidy	--	--	0.3	--
Settlement/curtailment	(0.7)	--	--	--
Plan amendments	0.2	--	--	--
Actuarial (gain)/loss	31.6	2.4	14.2	13.1

Benefit obligation at end of year	353.2	299.7	234.8	204.8

Change in Plan Assets
Fair value of plan assets at beginning of year	28.3	28.2	103.7	91.5
Actual return on plan assets	0.7	0.8	13.6	5.1
Employer contribution	7.4	4.1	16.3	12.5
Foreign currency translation	(0.3)	(3.5)	--	--
Benefits paid	(1.0)	(1.3)	(6.2)	(5.4)

Fair value of plan assets at end of year	35.1	28.3	127.4	103.7

Funded Status at End of Year	$(318.1)	(271.4)	$(107.4)	(101.1)

Unrecognized prior service cost		(8.8)		2.2
Unrecognized actuarial loss		48.8		36.4
Net liability recognized in the consolidated balance sheet		$(231.4)		$(62.5)

Amounts Recognized in the Consolidated Balance Sheets

Prepaid benefit costs in other current assets	$--	$0.9	$--	$--
Prepaid benefit costs in other assets	1.6	--	--	--
Accrued benefit costs in other current liabilities	(11.4)	(0.1)	(0.1)	--
Pension and postretirement obligation in other long term liabilities	(308.3)	(232.2)	(107.3)	(62.5)
Net amount recognized in the consolidated balance sheet	$(318.1)	$(231.4)	$(107.4)	$(62.5)

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2006 consisted of:

		Postretirement
	Pension Benefits	Benefits
Prior service cost	$(5.1)	$1.1
Net losses (gains)	45.8	20.1
Total	$40.7	$21.2

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2007 were:

		Postretirement
	Pension Benefits	Benefits
Prior service cost	$(0.9)	$0.5
Net losses (gains)	5.0	1.3
Total	$4.1	$1.8

Effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The incremental effects of applying SFAS No. 158 on individual line items in the balance sheet at December 31, 2006 were:

	Before Application		After Application
	of SFAS No. 158	Adjustments	of SFAS No. 158

Deferred income tax assets	$118.5	$4.0	$122.5
Other current assets	142.7	0.1	142.8
Long term deferred income tax assets	191.9	43.8	235.7
Other current liabilities	889.1	10.8	899.9
Other long term liabilities	354.5	99.0	453.5
Accumulated other comprehensive income	189.2	(61.9)	127.3

The accumulated benefit obligation for all defined benefit pension plans was $269.5 and $233.2 at December 31, 2006 and 2005, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2006 and 2005:

	Pension Benefits
	2006	2005

Projected benefit obligation	$353.2	$299.7
Accumulated benefit obligation	269.5	233.2
Fair value of plan assets	35.1	28.3

			Postretirement
	Pension Benefits		Benefits
	2006	2005	2006	2005
Weighted Average Assumptions as of December 31,

Discount rate	5.5%	5.5%	5.75%	5.75%
Expected return on plan assets	2.4	2.2	7.55	7.46
Rate of compensation increase	5.6	5.7	N/A	N/A

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

The discount rate for the postretirement benefit plan was selected by taking into account the rates of return on high-quality fixed-income securities as of the measurement date. Traditionally, the Moody's Aa corporate bond index has served as a proxy for this rate.

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

The Company recorded a decrease in minimum pension liability of $4.0, net of tax, for the year ended December 31, 2005. The adjustment was reflected in accumulated other comprehensive income and other long term liabilities.

Plan Assets

At December 31, 2006 and 2005, the Company's defined benefit pension plans and postretirement benefit plan weighted average asset allocations by asset category were as follows:

	Pension		Postretirement
	Benefits		Benefits
	2006	2005	2006	2005
Asset Category:
Equity securities	9%	10%	55%	55%
Real estate investment trust units	--	--	2	1
Debt securities	12	10	34	41
Guaranteed investment contracts	58	70	--	--
Cash and cash equivalents	21	10	9	3
Total	100%	100%	100%	100%

The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The majority of the Company's defined benefit pension plans were unfunded, with the major funded plan designated for employees in Japan. The weighted average target allocation for the pension benefit plan is 8% equity securities, 12% debt securities and 80% guaranteed investment contracts. At December 31, 2006 and 2005, for the pension benefit plan, the equity securities consisted primarily of stocks of Japanese companies, the debt securities were comprised primarily of debt securities of Japanese companies, and the guaranteed investment contracts were invested with two large Japanese insurance companies for fixed returns of 0.75%. The weighted average target asset allocation for the postretirement benefit plan is 50% to 55% equity securities, 35% to 40% debt securities, 2% to 3% alternative investments, and 8% to 10% cash and cash equivalents. At December 31, 2006 and 2005, for the postretirement benefit plan, the equity securities consisted of a Standard & Poor's 500 index fund and the debt securities were comprised of a Lehman Aggregate bond index fund and a money market fund. In addition, in 2006, assets contributed to a 401(h) plan were invested in a balanced fund of U.S. and international stocks, bonds and real estate investment trust units.

In February 2005, the Company transferred $200.2 to an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2006, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $12.4, short term investments of $139.3 and long term investments of $84.6), which were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

The Company does not anticipate that any assets from defined benefit plans or the postretirement benefit plan would be returned to the Company during the year ending December 31, 2007.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Contributions

The Company expects to contribute in 2007 approximately $16.0 to its pension plans and approximately $8.8 to its postretirement benefit plan.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts

2007	$13.7	$6.3	$0.3
2008	13.7	7.1	0.4
2009	14.9	8.0	0.5
2010	15.4	9.0	0.6
2011	16.3	10.0	0.7
2012 - 2016	101.3	67.4	5.7

	Pension Benefits			Postretirement Benefits
	2006	2005	2004	2006	2005	2004
Components of Net Periodic Benefit Cost

Service cost	$17.7	$16.7	$14.6	$10.0	$9.0	$7.3
Interest cost	17.9	15.0	13.8	11.6	10.5	8.9
Expected return on assets	(0.7)	(0.6)	(0.4)	(8.2)	(6.4)	(6.7)
Prior service cost	(0.8)	(0.9)	(0.9)	0.5	0.5	0.5
Loss (gain) on settlement/curtailment	(0.2)	--	--	--	--	--
Net losses (gains)	4.5	1.9	2.9	0.9	0.2	--

Net periodic benefit cost	$38.4	$32.1	$30.0	$14.8	$13.8	$10.0

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 10% in 2007, declining to 5% in 2012 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$4.5	$(3.6)

Effect on the postretirement benefit obligation	42.6	(34.0)

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

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2006, 2005 and 2004 were $9.4, $11.8 and $5.9, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(17)	Shareholders' Equity

On May 2, 2006, Alcon's shareholders approved the cancellation of 100,000 Alcon common shares, which were repurchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective July 24, 2006.

(18)	Commitments and Contingencies

Advanced Medical Optics, Inc. ("AMO") filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware, in 2003. AMO claimed the Company infringed two of AMO's U.S. patents, challenging certain features of the Company's Infiniti® vision system and certain software upgrades to its LEGACY® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

In December 2005, the court ruled in favor of AMO and set damages at $213.9. In the final judgment entered in January 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorneys' fees and costs. Due to the court's final judgment, the Company recorded (in selling, general and administrative expenses) in the fourth quarter of 2005 a $240.0 provision related to this litigation. The Company also filed motions for appeal of the decision and for a new trial.

Since 2004, the Company also had filed three lawsuits against AMO for patent infringement by certain AMO surgical systems and viscoelastic products.

On July 10, 2006, the Company and AMO announced a global settlement agreement resolving all existing patent disputes between them. The settlement provided for the dismissal of all pending lawsuits, for AMO to request that the Delaware court vacate its judgment and injunction previously entered against the Company, and for dismissal of corresponding appeals. The settlement entitled both parties to continue marketing their current phacoemulsification product lines on a royalty-free basis, and contained provisions designed to reduce the likelihood of patent disputes on future product offerings.

Under the settlement, the Company paid AMO $121.0 in July 2006. Because in connection with the Delaware judgment the Company had previously accrued $240.0 in the year ended December 31, 2005, the Company realized in selling, general and administrative expenses a pretax benefit for the accrual reduction of $119.0 in the year ended December 31, 2006.

Alcon has joined with its commercial partners in filing patent infringement actions against two different generic drug companies. Both generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA"). The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. (Vigamox® is licensed to Alcon by Bayer Healthcare AG.) As part of its ANDA, Teva is challenging three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2019, is owned by Alcon. Suit was filed by Alcon and Bayer as co-plaintiffs against Teva on April 5, 2006, in the U.S. District Court in Delaware. As a result of the lawsuit filing, the FDA must delay any approval of Teva's ANDA for 30 months unless the litigation is earlier resolved. Trial has been scheduled for February 2008. Should Teva succeed in overcoming all three patents and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product. Such competition would be expected to impact Alcon's sales and profits.

The second patent infringement action was filed after Alcon received notice that a Canadian-based generic drug company had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Two unchallenged United States patents protect the product until 2010, which means there is no current threat to the Patanol® product market prior to that date. The single challenged patent, which is co-owned by Alcon and its raw material supplier, Kyowa Hakko Kogyo Co. Ltd., will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved. Trial

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

has not yet been scheduled in this case. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact Alcon's sales and profits.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company's nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded provisions totaling $8.7 ($3.2 in cost of goods sold and $5.5 in selling, general and administrative expenses) for the resulting write-offs and estimated costs of repairs. At December 31, 2006, repairs were approaching completion, expected in early 2007. Based on more recent estimates, approximately $1.3 of the provision was reversed in November 2006. The Company was effectively self-insured through its captive insurance subsidiary for these losses and intends to seek recovery from the parties responsible for the fires and explosions; however, in accordance with Statement of Financial Accounting Standards No. 5, the Company has not recognized any amounts for such recovery.

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

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

The Company leases certain facilities and equipment under operating leases. The Company accounts for operating leases in accordance with Statement of Financial Accounting Standards No. 13. As such, the total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease. Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset. Lease expense incurred was $53.5, $51.1 and $49.8 during 2006, 2005 and 2004, respectively. Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount

2007	$44.2
2008	33.3
2009	25.5
2010	17.7
2011	15.0
Thereafter	54.7

Total minimum lease payments	$190.4

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2018. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2006 were as follows:

Year	Amount

2007	$15.9
2008	13.1
2009	4.5
2010	3.4
2011	0.4
Thereafter	1.9

Total	$39.2

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2006, 2005 and 2004 were $76.7, $40.6 and $48.1, respectively. In addition, at December 31, 2006, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

At December 31, 2006, the Company had guaranteed less than $11.0 of debt for certain customers. At December 31, 2006, the Company had outstanding letters of credit of $24.7. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. Additionally, the Company guaranteed $83.1 to a third party reinsurer for the Company's captive insurance subsidiaries.

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

(19)	Subsequent Events

On February 7, 2007, pursuant to the 2002 Alcon Incentive Plan, Alcon's board of directors approved the grant effective February 12, 2007 to certain employees of share-settled stock appreciation rights and stock options for approximately 1.6 million common shares at $130.56 per share, the closing market price on February 12, 2007. The share-settled stock appreciation rights and stock options are scheduled to become exercisable in 2010 and expire in 2017. The board also approved the grant effective February 12, 2007 to certain employees of 0.2 million restricted common shares and share-settled restricted share units. The restricted common shares and share-settled restricted share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60.

Alcon's board of directors also authorized the Company to purchase up to an additional 5 million Alcon common shares.

On February 21, 2007, the Company issued a Device Safety Alert that directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not include other CustomCornea® wavefront system procedures or any conventional laser procedures. This alert was issued in response to the Company’s receipt of reports from seven surgical centers citing topographically-observed “central islands” in some patients following custom myopia laser procedures using the LADAR6000™ excimer laser. In some of these cases, patients exhibited a decrease in best corrected visual acuity. An investigation is continuing to determine the cause of the reports. The Company has notified the FDA of this situation. Management is working to determine an appropriate corrective action and has submitted a Pre-Market Approval supplement. Until corrective action is determined, the

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Company is unable to determine whether the associated costs will be significant. For the year ended December 31, 2006, the Company’s refractive sales were 1.1% of total sales, and it expects that its future sales from per procedure technology fees will be reduced.

(20)	Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,

2006
Sales	$1,157.1	$1,310.8	$1,203.8	$1,224.9
Operating income	342.4	575.8	261.0	392.9
Net earnings	295.7	465.6	232.1	354.7

Basic earnings per common share	$0.96	$1.52	$0.77	$1.17
Diluted earnings per common share	$0.95	$1.50	$0.76	$1.16

2005
Sales	$1,070.5	$1,172.0	$1,071.1	$1,054.9
Operating income	326.8	419.8	367.9	73.4
Net earnings	249.5	325.0	295.8	60.7

Basic earnings per common share	$0.82	$1.06	$0.96	$0.20
Diluted earnings per common share	$0.80	$1.04	$0.95	$0.19

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Operating income and net earnings for the three months ended June 30, 2006 included the benefit of the reduction of the patent litigation provision discussed in note 18.

Operating income and net earnings for the three months ended September 30, 2006 included the impairment losses discussed in note 5.

Net earnings for the three months ended December 31, 2006 were substantially higher than the comparable period in 2005 due mainly to the 2005 provisions discussed in note 18 for litigation related to a patent infringement claim and for property damages.

All periods in 2006 reflect the adoption of SFAS No. 123(R) effective January 1, 2006 using the modified prospective transition method as discussed in note 12.