Form 20-F
ALCON INC
filed 2008-03-18
CIK 1167379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year endedDECEMBER 31, 2007
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.               297,662,706 Common Shares

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

Large Accelerated Filer	X	Accelerated Filer	Non-accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	X	Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	X	No

INTRODUCTION AND USE OF CERTAIN TERMS

Trademarks used by Alcon, Inc. ("Alcon") appear in italic type in this report and are the property of or are licensed by one of our subsidiaries.

In this report, the trademark product brand names refer to the products noted below.

Product Brand Name	Referenced Product
A-OK®	A-OK® ophthalmic knives
Accurus®	Accurus® surgical system
AcrySof®	AcrySof® intraocular lens
AcrySof® IQ	AcrySof® IQ intraocular lens
AcrySof® Low Power ReSTOR®	AcrySof® Low Power ReSTOR® intraocular lens
AcrySof® Natural	AcrySof® Natural intraocular lens
AcrySof® ReSTOR®	AcrySof® ReSTOR® intraocular lens
AcrySof® ReSTOR® Aspheric	AcrySof® ReSTOR® Aspheric intraocular lens
AcrySof® ReSTOR® Toric	AcrySof® ReSTOR® Toric intraocular lens
AcrySof® Toric	AcrySof® Toric intraocular lens
ALCON®	ALCON® house trademark
ALLEGRETTO™	ALLEGRETTO™ laser system
ALLEGRETTO WAVE®	ALLEGRETTO WAVE® 200 Hz laser
ALLEGRETTO WAVE® Eye-Q	ALLEGRETTO WAVE® Eye-Q 400 Hz laser
ALLEGRO ANALYZER®	ALLEGRO ANALYZER® wavefront system
ALLEGRO TOPOLYZER®	ALLEGRO TOPOLYZER® corneal topography system
AquaLase®	AquaLase® liquefaction device
AZARGA™	AZARGA™ ophthalmic pharmaceutical preparations
Azopt®	Azopt® ophthalmic suspension
Betoptic S®	Betoptic S® ophthalmic suspension
BSS Plus®	BSS Plus® irrigating solution
Ciloxan®	Ciloxan® ophthalmic solution and ointment
CIPRODEX®*	CIPRODEX® otic suspension
Cipro® HC*	Cipro® HC Otic
CONSTELLATION®	CONSTELLATION® vitreoretinal system
CustomCornea®	CustomCornea® wavefront system
Custom Pak®	Custom Pak® surgical procedure packs
DisCoVisc®	DisCoVisc® viscoelastic system
DuoTrav™	DuoTrav™ ophthalmic solution
DuoVisc®	DuoVisc® viscoelastic system
EXPRESS®	EXPRESS® contact lens care solutions
EYELITE®	EYELITE® laser
Fluorescite®	Fluorescite® ophthalmic solution
Grieshaber®	Grieshaber® surgical instruments
ICAPS®	ICAPS® dietary supplements
Infiniti®	Infiniti® vision system
LADAR6000™	LADAR6000 ™ excimer laser/system
LADARVision® 4000	LADARVision® 4000 excimer laser/system
LADARWave®	LADARWave® wavefront system
Laureate™	Laureate™ compact phacoemulsification system
LEGACY®	LEGACY® surgical system
Maxitrol®	Maxitrol® ophthalmic suspension
NEVANAC®	NEVANAC® ophthalmic suspension

Product Brand Name	Referenced Product
Opatanol® (EU)	Opatanol® ophthalmic solution
OPTI-FREE®	OPTI-FREE® contact lens care solutions
OPTI-FREE® EXPRESS® No-Rub®	OPTI-FREE® EXPRESS® No-Rub® contact lens care solution
OPTI-FREE® RepleniSH®	OPTI-FREE® RepleniSH® multi-purpose disinfecting solution
OZil®	OZil® torsional hand piece/technology
Pataday™	Pataday™ ophthalmic solution
Patanase®	Patanase® nasal spray
Patanol®	Patanol® ophthalmic solution
Perfluoron®	Perfluoron® perfluoro-n-octane liquid
ProVisc®	ProVisc® ophthalmic surgical device
PUREPOINT™	PUREPOINT™ vitreoretinal laser
RETAANE®	RETAANE® 15 mg anecortave acetate suspension
Silikon®	Silikon® ophthalmic surgical oil
SOFZIA®	SOFZIA® preservative system
Systane®	Systane® lubricant eye drops
Tears Naturale®	Tears Naturale® lubricant eye drops
TobraDex®	TobraDex® ophthalmic suspension or ointment
TobraDex® ST	TobraDex® ST ophthalmic suspension
Tobrex®	Tobrex® ophthalmic solution or ointment
TRAVATAN®	TRAVATAN® ophthalmic solution
TRAVATANZ ®	TRAVATANZ ® ophthalmic solution
TRAVATANZ™ (Japan)	TRAVATANZ™ ophthalmic solution
Vegamox®* (Japan)	Vegamox® ophthalmic solution
Vigamox®*	Vigamox® ophthalmic solution
VISCOAT®	VISCOAT® ophthalmic surgical device

*      Cipro® andCIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Healthcare AG. Moxifloxacin, the primary ingredient in Vigamox® and Vegamox®, is licensed to Alcon by Bayer Healthcare AG.

Avelox® is a trademark of Bayer Healthcare AG. Zaditor® is a trademark of Novartis AG. Timoptic-XE® is a trademark of Merck & Co., Inc.

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

This report uses certain terms defined below.

Term	Definition
AMD	Age-related macular degeneration
ANDA	Abbreviated New Drug Application
AOMT	Otitis media in the presence of tympanostomy tubes
ASERP	Alcon Supplemental Executive Retirement Plan
BAC	Benzalkonium chloride
CEO	Chief Executive Officer
CMS	The Centers for Medicare and Medicaid Services
CP Program	Alcon's Commercial Paper Program
(the) Company	Alcon, Inc. and its subsidiaries
DCP	Alcon Executive Deferred Compensation Plan
DTC	Depository Trust Company
EITF	FASB's Emerging Issues Task Force
ESCP	Alcon's Executive Salary Continuance Plan
EU	European Union
EUCMS	Concerned member state of the European Union
Evaluation Date	End of the period covered by this annual report
Exchange Act	U.S. Securities Exchange Act of 1934
External auditors	The primary Alcon Group external auditors and additional external auditors specific to the Company subsidiary
FASB	Financial Accounting Standards Board
FDA	United States Food and Drug Administration
FDAAA	Food and Drug Administration Amendments Act of 2007
FIN	FASB Interpretation
FTC	U.S. Federal Trade Commission
IASB	International Accounting Standards Board
IPO	The initial public offering of approximately 69,750,000 of Alcon, Inc.'s common shares on March 20, 2002
IRB	Institutional Review Board
LTIP	Alcon's Long Term Incentive Plan
NDA	New Drug Application
Nestlé	Nestlé S.A., a Swiss corporation
Non-U.S. Holder	A holder that is not a U.S. Holder (see definition of U.S. Holder below)
NSAID	Non-steroidal anti-inflammatory drug
NTIOL	New Technology Intraocular Lenses, as defined by CMS
NWNA	Nestlé Waters North America, a subsidiary of Nestlé
NYSE	New York Stock Exchange
OTC	Over-the-Counter drugs available without a prescription
PMA	Pre-market Approval
REMS	Risk evaluation and mitigation strategies discussed in the FDAAA
RMS	Reference member state of the European Union
SAB	Staff Accounting Bulletin published by the SEC
SEC	United States Securities and Exchange Commission
Services Agreement	Guarantee Fee and Commercial Paper Program Services Agreement, as described in Item 7.B, "Related Party Transactions"
SFAS	Statement of Financial Accounting Standards
SSAR(s)	Share-settled stock appreciation right(s)
Swiss Holder	Security holder as defined in Item 10.E.
U.S. GAAP	United States generally accepted accounting principles
U.S. Holder	Security holder as defined in Item 10.E.

References to the ophthalmic industry in this report do not include eyeglasses or contact lenses. This report relies on and refers to statistics regarding the ophthalmic industry. Where specified, these statistics reflect the Company's internal estimates. Otherwise, we obtained these statistics from various third-party sources that we believe are reliable, but we have not independently verified these third-party statistics. Unless otherwise specified, all market share information was based on units sold.

Statements in this report regarding the Company's market share position in the United States for ophthalmic pharmaceuticals (including generics) are based on total prescriptions filled as independently reported by the Wolters Kluwer Health Source Prescription Audit for the year ended December 31, 2007.

Statements in this report regarding the Company's market share position worldwide for ophthalmic surgical products by sales are based on internal estimates prepared using industry data for the nine months ended September 30, 2007.

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

Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

•	resources devoted to research and development may not yield new products that achieve commercial success;

•	the production and launch of commercially viable products may take longer and cost more than expected;

•	competition may lead to worse than expected financial condition and results of operations;

•	changes in reimbursement procedures and/or amounts by third-party payors;

•	changes caused by regulatory or market forces in the prices we receive for our products;

•	changes in the global economic environment in which we operate, as well as changes in the economic conditions in our markets;

•	currency exchange rate fluctuations may negatively affect our financial condition and results of operations;
•	the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism;

•	supply and manufacturing disruptions could negatively impact our financial condition or results of operations;
•	inability to attract qualified personnel, which could negatively impact our ability to grow our business;

•	difficulty protecting our intellectual property rights;

•	pending or future litigation may negatively impact our financial condition and results of operations;

•	government regulation or legislation may negatively impact our financial condition or results of operations;

•	product recalls or withdrawals may negatively impact our financial condition or results of operations;

•	the occurrence of environmental liabilities arising from our operations; and

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

	Year Ended December 31,
		2007		2006		2005		2004		2003
		(in millions, except per share data)
Statement of Earnings Data:
Sales		$5,599		$4,897		$4,368		$3,914		$3,407
Cost of goods sold		1,398		1,215		1,078		1,082		1,006

Gross profit		4,201		3,682		3,290		2,832		2,401
Selling, general and administrative		1,694		1,399		1,594		1,237		1,113
Research and development		564		512		422		390		350
In process research and development		9		--		--		--		--
Gain on sale of plant		--		--		--		--		(8)
Amortization of intangibles		51		199		86		73		67

Operating income		1,883		1,572		1,188		1,132		879
Interest income		69		74		49		23		19
Interest expense		(50)		(43)		(39)		(27)		(42)
Other, net		27		14		5		(2)		2

Earnings before income taxes		1,929		1,617		1,203		1,126		858
Income taxes		343		269		272		254		263

Net earnings		$1,586		$1,348		$931		$872		$595

Basic weighted-average common shares outstanding		298		304		306		306		308
Diluted weighted-average common shares outstanding		302		309		312		311		311
Basic earnings per common share		$5.32		$4.43		$3.04		$2.85		$1.93
Diluted earnings per common share		$5.25		$4.37		$2.98		$2.80		$1.92
Dividends paid on common shares		$613		$417		$302		$169		$107
Dividends paid per common share: U.S. $		$2.04		$1.38		$0.99		$0.55		$0.35
Dividends paid per common share: Swiss CHF	CHF	2.50	CHF	1.68	CHF	1.18	CHF	0.72	CHF	0.45

Cash Flow Data:
Cash provided by (used in):
Operating activities		$1,470		$1,406		$1,235		$1,048		$915
Investing activities		(227)		(166)		(382)		(256)		(176)
Financing activities		(607)		(1,225)		(433)		(823)		(669)

	At December 31,
		2007		2006		2005		2004		2003
		(in millions)
Balance Sheet Data:
Current assets		$4,825		$3,462		$3,268		$2,644		$2,470
Working capital		1,963		1,461		990		767		237
Total assets		7,016		5,427		5,228		4,468		4,224
Long term debt, net of current maturities		52		49		56		72		75
Total shareholders' equity		3,375		2,914		2,556		2,188		1,592

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

The following table sets forth, for the periods indicated, information concerning the exchange rate between Swiss francs and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York:

	Exchange Rate for 1 U.S. Dollar
Fiscal Year	Period End (1)	Average (1) (2)	High	Low

2003	1.2380	1.3450	1.4181	1.2380
2004	1.1412	1.2426	1.3202	1.1338
2005	1.3148	1.2459	1.3255	1.1466
2006	1.2195	1.2532	1.3165	1.1911
2007	1.1329	1.2003	1.2534	1.1005

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the daily rates as published by the Federal Reserve Bank of New York during the period.

The following table sets forth the high and low noon buying rate for the Swiss franc for each of the prior six months:

	Exchange Rate for 1 U.S. Dollar
Month	Period End	Average	High	Low

September 2007	1.1672	1.1840	1.2109	1.1672
October 2007	1.1589	1.1740	1.1683	1.1589
November 2007	1.1287	1.1243	1.1591	1.1005
December 2007	1.1329	1.1402	1.1567	1.1172
January 2008	1.0845	1.1006	1.1176	1.0845
February 2008	1.0435	1.0891	1.1074	1.0435

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

If the events discussed in these Risk Factors occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In such a case, the market price of our common shares could decline. The risks described below are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

Resources devoted to research and development may not yield new products that achieve commercial success.

We devote substantial resources to research and development. The research and development process is expensive and prolonged, and it entails considerable uncertainty. Development of a new product, from discovery through testing and registration to initial product launch, typically takes between eight and fifteen years or more for a pharmaceutical product and three and seven years or more for a medical device. Each of these periods varies considerably depending on the product and the country where registration is sought. Because of the complexities and uncertainties associated with our research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully or they may take longer than we expect to develop or to gain necessary governmental, regulatory or other approval. They may cost more to develop and may be less successful than we currently anticipate, or than other therapies that are presently or soon may be on the market. We can make no assurances that any of the projects currently in our development pipeline will be commercially successful products.

If we fail to keep pace with advances in our industry or fail to persuade physicians to adopt new products we introduce, customers may not buy our products and our sales and profits may decline.

The pharmaceutical, medical device and over-the-counter industries are characterized by continual product development, constant innovation in products and techniques, frequent new product introductions and price competition. Companies that introduce products that are first to market gain a significant competitive advantage. Our future growth depends, in part, on our ability to develop products which are more effective in treating diseases and disorders of the eye or that incorporate the latest technologies. In addition, we must be able to manufacture and effectively market those products and persuade a sufficient number of eye care professionals and/or consumers to use the new products we introduce. Sales of our existing products may decline rapidly if a new competing product is introduced by one of our competitors or if we announce a new product that, in either case, represents a substantial improvement over our existing products. Similarly, if we fail to make sufficient investments in research and development programs, our current and planned products could be surpassed by more effective or advanced products.

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

For instance, our successful combination ocular anti-infective/anti-inflammatory product, TobraDex® ophthalmic suspension and ointment, will lose its exclusive marketing position in the United States in January 2009. We expect that new competitive generic products will result in a decline of our sales and profits for TobraDex®. In anticipation, we have developed a more advanced product called TobraDex® ST to replace TobraDex® and we are pursuing approval of the United States Food and Drug Administration ("FDA") and patent coverage for the new formulation. However, there is no guarantee that we will be successful in obtaining approval for this replacement product or in converting the market to the new formulation prior to generic entry. Moreover, it is possible that patents covering the new formulation will not be granted.

We depend on proprietary technologies and may not be able to protect our intellectual property rights adequately.

We currently hold more than 4,500 patents and have approximately 3,200 pending patent applications. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. From time to time, we have faced challenges of our intellectual property rights and face current challenges to some of our key products. Furthermore, we cannot ensure that any pending patent application held by us will result in an issued patent or that, if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies. We have taken measures to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights. In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of patents in our industry frequently involve complex legal issues that are not easily resolved.

Alcon has joined with its commercial partners in filing patent infringement actions against three different generic drug companies. All of these generic drug companies are seeking FDA approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Healthcare AG.) As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer Healthcare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Healthcare's systematic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer Healthcare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer Healthcare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. As a result of the lawsuit filing, the FDA must delay any approval of Teva's Vigamox® ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Healthcare and Teva relative to the two Bayer Healthcare patents was resolved by settlement on the eve of trial. The terms of the settlement have not yet been made public, but at the trial that proceeded between Teva and Alcon, Teva did not challenge either of the Bayer Healthcare patents, the latter of which extends until September 4, 2014 for Vigamox®. The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008. Judgment is not expected until the first half of 2009. Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product well before the 2020 expiration of the Alcon patent. Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kogyo Co. Ltd., holds another United States patent that has not been challenged in this case and extends through 2010. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa Hakko, will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has been scheduled for September 15, 2008. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product. Unlike the Apotex ANDA, which is challenging only the patent jointly owned by Kyowa Hakko and Alcon, the Barr ANDA is also challenging Kyowa Hakko's composition patent on olopatadine, the active agent in Patanol®. The 30-month period after which the FDA could approve Barr's generic product will expire the end of March 2010, nine months before the Kyowa Hakko composition patent expires. Alcon and Kyowa Hakko filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case. Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

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

Sales of products used in elective surgical procedures have been and may continue to be adversely impacted by economic conditions. Generally, the costs of elective surgical procedures are borne by individuals with limited reimbursement from their medical insurance providers or government programs. Accordingly, individuals may be less willing to incur the costs of these procedures in weak or uncertain economic conditions, there may be a decline in the number of these procedures, there may be a decline in the amount we realize for each procedure and the market for equipment used in the procedure may be negatively impacted.

Inability of users of our products to obtain adequate reimbursement or maintain the current level of reimbursement from third-party payors could limit market acceptance of our products or reduce the prices we receive for our products, which could impact adversely our sales and profits.

The initiatives of managed care organizations and governments to contain healthcare costs in the United States and in other countries are placing an increased emphasis on the delivery of more cost-effective medical therapies. This emphasis could adversely affect sales and prices of our products. Physicians, hospitals and other healthcare providers may be reluctant to purchase our products if they do not receive adequate reimbursement for the cost of our pharmaceutical and surgical products and for procedures performed using our products from both governmental and private third-party payors. For example:

•

Major third-party payors for hospital services, including government insurance plans, Medicare, Medicaid and private healthcare insurers, have substantially revised their payment methodologies during the last few years, resulting in stricter standards for and lower levels of reimbursement of hospital and outpatient charges for some medical procedures.

•

In the United States, the Centers for Medicare and Medicaid Services ("CMS") impose controls on the prices at which medical devices and physician-administered drugs used in ophthalmic surgery are reimbursed for Medicare patients. Many private third-party payors use CMS guidelines in determining reimbursement levels. Increased pressures to reduce government healthcare spending could lower our effective average selling price.

•

Most European Union member states impose controls on the prices at which medicines and medical devices are reimbursed under state-run healthcare schemes. Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states. Increased pressures to reduce government healthcare spending and increased transparency of prices, following the adoption of the European euro, have meant that an increasing number of governments have adopted this approach. Furthermore, with increased price transparency, parallel importation of pharmaceuticals from lower price level countries to higher priced markets has grown; and these parallel imports lower our effective average selling price.

•

Japan also imposes controls on the prices at which medicines and medical devices are reimbursed under the national healthcare schemes; due to increased pressures to reduce government healthcare spending, the government continues to seek cuts where possible, and is actively promoting the use of generic products.

•

Managed care organizations in the United States restrict the pharmaceutical products that doctors in those organizations can prescribe through the use of formularies, the lists of drugs which physicians are permitted to prescribe to patients in a managed care organization, and exclusion of our pharmaceutical products from these formularies or additional price concessions necessary to be included on formularies could have an adverse effect on our revenues and profits.

•	Competitors may introduce generic products that compete directly or indirectly with our products and such generic products may reduce our unit sales and prices.

•	There are proposed and existing laws and regulations governing product prices that may negatively affect the profitability of companies in the healthcare industry.

•	There have been recent initiatives by third-party payors to challenge the prices charged for medical products which could affect our profitability.

•

Reductions in the prices for our products in response to these trends could reduce our profits. Moreover, our products may not be covered in the future by third-party payors. The failure of our products to be so covered could cause our profits to decline.

We may experience pressure to lower the prices of some or all of our prescription pharmaceutical products because of new and/or proposed legislation.

U.S. federal legislation, enacted in December 2003, added an outpatient prescription drug benefit to Medicare, effective January 2006. The benefit is provided primarily through private entities, which attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations increase pressures to lower prices. While the current law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit the United States government to use its purchasing power to negotiate discounts from pharmaceutical companies, which would likely have a negative impact on the pricing of prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include certain limitations on prescription drug prices.

We also face pricing pressures and potential pricing pressures for our drug products reimbursed under the Medicaid program. Some states have established preferred drug lists under which manufacturers must pay supplemental rebates to the states in order to avoid being placed in a disfavored position on the state formulary. In addition, federal proposals have been made recently to increase the rebates we must pay to the states based on the utilization of our products under Medicaid.

In many other countries medical reimbursement is regulated by government agencies. These agencies may reduce the medical reimbursement rates, leading to downward pressure on the prices we receive for our products.

The FDA and other regulators may authorize sales of some prescription pharmaceuticals on a non-prescription basis, which would reduce the profitability of our prescription products.

In October 2006 and at the request of the holder of both the patent and the New Drug Application ("NDA"), the FDA revised the status of the allergy drug Zaditor® (Novartis AG) from "prescription only" to "over-the-counter," or "OTC." The approval by the FDA of the sale of this and other pharmaceutical products without a prescription may reduce demand for our competing prescription products and, accordingly, reduce our profits. Medicines regulators in other jurisdictions have similar powers to authorize OTC switches, either on their own initiative or in response to an approval-holder's request. In the future, managed care organizations or other third-party payors may petition the FDA or other medicines regulators to permit sales of some of our pharmaceutical products on a non-prescription basis, which could reduce our profits.

Changes in inventory levels or fluctuations in buying patterns by our large wholesale and large retail customers may adversely affect our sales and earnings and add to their variability from quarter to quarter. We also face additional risks due to the concentration of certain sales with large retail and wholesale customers.

A significant portion of our pharmaceutical and eye care products are sold to major pharmaceutical and healthcare distributors and major retail chains in the United States. Consequently, our sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, large retailers' and wholesalers' buying decisions or other factors. We can provide no assurance that large retail and wholesale purchases will not decrease as a result of fluctuations in buying patterns. Additionally, we are exposed to a concentration of credit risk to these customers that, if affected by financial difficulty, could materially and adversely affect our financial results.

The consolidation of wholesale and retail customers could further increase pricing and competitive pressures on pharmaceutical manufacturers, including us.

Wholesale and retail customers comprise a significant part of the distribution network for pharmaceutical and consumer eye care products in the United States. This distribution network has undergone significant consolidation marked by mergers and acquisitions. As a result, a smaller number of large wholesale distributors and retail pharmacy chains control a significant share of the market. Consolidation of drug wholesalers and retail pharmacy chains has led to and may further increase pricing and competitive pressures on pharmaceutical manufacturers, including us. In addition, this consolidation may lead to excess inventories and result in reduced wholesaler and retailer purchases in future quarters.

The global nature of our business may result in fluctuations and declines in our sales and profits.

Our products are sold in more than 180 countries. We have more than 75 local operations worldwide and approximately half of our revenues in 2007 came from customers outside the United States.

The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. In 2007, our most significant currency exposures were to the euro, the Japanese yen, the Canadian dollar, the British pound sterling and the Australian dollar versus the U.S. dollar.

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

Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products. Our operations outside the United States are subject to a number of risks and potential costs, including lower profit margins, less stringent protection of intellectual property and economic, political and social uncertainty in countries in which we operate, especially in emerging markets. Our continued success as a global company depends, in part, on our ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks in the countries where we do business. These and other risks may have a material adverse effect on our operations in any particular country and on our business as a whole. For example, many emerging markets have currencies that fluctuate substantially, in response to which we may reduce our prices, making our products less profitable. Inflation in emerging markets also makes our products less profitable and increases our exposure to credit risks. We have experienced currency fluctuations, inflation and volatile economic conditions, which have impacted our profitability in the past in several markets and we may experience such impacts in the future.

We single-source many of the active ingredients and components used in our products and interruptions in the supply of these raw materials could disrupt our manufacturing of specific products and cause our sales and profitability to decline.

We single-source active ingredients contained in a majority of our pharmaceutical and contact lens care products, including TRAVATAN® ophthalmic solution, OPTI-FREE® EXPRESS® No Rub® and OPTI-FREE® RepleniSH® contact lens care solutions, Systane® lubricant eye drops, both Patanol® and Pataday™ ophthalmic solutions and Vigamox® moxifloxacin ophthalmic solution. In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process. In many cases, we use single-source suppliers for other components and raw materials used in our products. The loss of any of these or other significant suppliers or the inability of a supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers. In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to those suppliers.

In many cases, we manufacture a product at a single-source facility, and an inability to produce a sufficient quantity of, or any disruption in the manufacturing of, a product at the relevant facility could impair our ability to fill customer orders and could reduce our sales.

In some cases, we manufacture a product, including some of our key products, at a single manufacturing facility. In many cases, regulatory approvals of our products are limited to a specific approved manufacturing facility. If we fail to produce enough of a product at a facility, or if our manufacturing process at that facility is disrupted, we may be unable to deliver that product to our customers on a timely basis. A failure to deliver products on a timely basis could lead to customer dissatisfaction and damage our reputation. Significant delays in the delivery of our products or a delay in the delivery of a key product also could negatively impact our sales and profitability.

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

Unauthorized or illegal importation of products from countries with lower prescription drug and medical device prices to countries with higher prescription drug and medical device prices may result in lowering the prices we receive for our products.

In the United States and elsewhere, our products are subject to competition from lower priced versions of our products and competing products from Canada, Mexico, and other countries where there are government price controls or other market dynamics that make the products lower priced. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of regulatory harmonization and common market or trade initiatives, such as those underpinning the European Union, and the internet. A significant influence in the United States is the expansion of pharmacies in Canada and elsewhere targeted to U.S. purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to U.S. purchasers, state and local government initiatives and other factors. Most of these foreign imports into the United States are illegal under current law. However, the volume of imports may continue to rise due to the limited enforcement resources of the FDA and the U.S. Customs Service, and there is political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.

Legislative proposals have been made to implement the changes to U.S. import laws and to broaden permissible imports. Even if the changes to the import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the Customs Service and other federal and state government agencies. For example, state and local governments have suggested that they may import or facilitate the import of drugs from Canada or elsewhere for employees covered by state health plans or others, and some already have put such plans in place.

The importation of foreign products adversely affects our profitability in the United States and elsewhere. This impact could become more significant in the future, and the impact could be even greater if there is a further change in the law or if state or local governments take further steps to import products from abroad.

We are subject to extensive government regulation related to (i) the review and market approval of both drugs and medical devices, (ii) ongoing compliance and reporting obligations for products with post-approval review and (iii) ongoing pricing and reimbursement reviews for both drugs and devices. These government regulations increase our internal processes and costs to secure and maintain market registration of our drug and device products. Government regulation also could prevent us from selling our products.

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

In the United States, we must obtain approval from the FDA for each pharmaceutical product that we market and FDA approval or clearance for each medical device that we market, and additional approvals or clearances may be required for product changes. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products distributed outside the United States are also subject to government regulation, which may be equally or more demanding. Our potential products could take a significantly longer time than we expect to gain regulatory approval or may never gain approval. If a regulatory authority delays approval of a potentially significant product, our market value and operating results may decline. Even if the FDA or another regulatory agency approves a product, the approval may limit the indicated uses for a product, may otherwise limit our ability to promote, sell and distribute a product, or may require post-marketing studies or impose other post-marketing obligations. If we are unable to obtain regulatory approval of our products, we will not be able to market these products, which would result in a decrease in our sales. Currently, we are actively pursuing approval for a number of our products from regulatory authorities and conducting other pre-market procedures in a number of countries, including, among others, the United States, countries in the European Union and Japan. Continued growth in our sales and profits will depend, in part, on the timely and successful introduction and marketing of some or all of these products.

The clinical trials required to obtain regulatory approvals are complex and expensive and their outcomes are uncertain. We incur substantial expense for, and devote significant time to, clinical trials, yet we cannot be certain that the trials will result in the commercial sale of a product. Positive results from preclinical studies and early clinical trials do not ensure positive results in later clinical trials that form the basis of an application for regulatory approval. We may suffer significant setbacks in clinical trials, even after earlier clinical trials show promising results. Any of our products may produce undesirable side effects that could cause us or regulatory authorities or research sites to interrupt, delay or halt clinical trials of a pharmaceutical or medical device candidate. We, the FDA or another regulatory authority, an Institutional Review Board or a Safety Data Monitoring Committee charged with overseeing the research to protect study subjects may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks.

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

Our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the U.S. Federal Trade Commission ("FTC"), the Department of Justice, the CMS, other divisions of the Department of Health and Human Services, and state and local governments. Any product for which we currently have or may obtain marketing approval, or clearance, along with the associated manufacturing processes, any post-approval clinical data that we might be required to collect, adverse events and malfunctions associated with the products, and the advertising and promotional activities for the product, are subject to continual recordkeeping and reporting requirements, review and periodic inspections by regulatory authorities. Our advertising and promotion are subject to stringent regulatory rules and oversight. In the past, we have had to change or discontinue promotional materials because of regulatory agency requests, and we are exposed to that possibility in the future and also to the possibility of new civil monetary penalties that have been established for violative promotion of drug product to consumers.

New requirements and industry guidelines have been adopted to require the posting of ongoing drug and device clinical trials on public registries, and the disclosure of designated clinical trial results. We must continually review adverse event and other available safety information that we receive concerning our products and make expedited and periodic reports to regulatory authorities. In any given situation, we may consider whether to implement a voluntary product recall. We might be required to report to the FDA certain medical device recalls, device malfunctions, or product defects and failures to meet federal electronic product standards. In the United States, any free samples we distribute to physicians must be carefully monitored and controlled, and must otherwise comply with the requirements of the Prescription Drug Marketing Act, as amended, and FDA regulations.

Our sales, marketing, research and other scientific/educational programs also must comply with rules governing the promotion of medicines and devices, anti-bribery rules and related laws, such as the anti-kickback and fraud and abuse provisions of the Social Security Act, as amended, the False Claims Act, as amended, the privacy provisions of the Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, the Veterans Health Care Act of 1992, as amended, and the Deficit Reduction Act of 2005, as amended. On July 17, 2007, CMS published a final rule implementing provisions of the Deficit Reduction Act of 2005 regarding Medicaid drug rebates. The rule addresses a broad range of issues relating to the determination of average manufacturer price, determination of best price, treatment of authorized generics, the definition of nominal prices and new manufacturer reporting requirements, among others. The statutes and regulations governing the various price reporting requirements are complex and have changed over time, and the U.S. government has not given clear guidance on many issues. In addition, recent statutory and regulatory developments have not yet been applied by the government or courts to specific factual situations. We believe that the Company is in compliance with all applicable government price reporting requirements, but there is the potential that the CMS, other regulatory and law enforcement agencies or a court could arrive at different interpretations, with adverse financial or other consequences for the Company. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Most European Union member states and Japan impose controls and restrictions that are similar in nature or effect.

In recent years, several states in the United States, including California, Maine, Minnesota, Nevada, New Hampshire, New Mexico, Texas, Vermont and West Virginia, as well as the District of Columbia, also have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state and/or make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing. Similar legislation is being considered in other states and at the federal level in the United States. Many of these requirements are new and their breadth and application is uncertain, and most apply only to drugs; however, certain legislation (e.g., California) also applies to devices.

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

New legal and regulatory requirements could make it more difficult for us to obtain approvals for our product candidates and could limit or make more burdensome our ability to commercialize any approved products.

The Food and Drug Administration Amendments Act of 2007 ("FDAAA") contains significant new regulatory requirements affecting pharmaceutical and medical device manufacturers. These new requirements share some of the broad themes in recently adopted legal requirements for drugs in the European Union. For drugs, the FDAAA grants the FDA extensive new authority to impose post-approval clinical study and clinical trial requirements, require safety-related changes to product labeling, review advertising aimed at consumers, and require the adoption of risk management plans, referred to in the legislation as risk evaluation and mitigation strategies ("REMS"). The REMS may include requirements for special labeling or medication guides for patients, special communication plans to healthcare professionals and restrictions on distribution and use. For example, if the FDA makes the requisite findings, it might require that a new product be used only by physicians with certain specialized training, only in certain designated healthcare settings or only in conjunction with special patient testing and monitoring.

The legislation also includes requirements for drugs and devices for providing the public information on ongoing clinical trials through a clinical trial registry and for disclosing clinical trial results to the public through a clinical trial database, renewed requirements for conducting trials to generate information on the use of products in pediatric patients, new requirements to pay the FDA a fee in order to obtain advisory review of certain drug consumer television advertisements and new penalties for example for false or misleading consumer drug advertisements. Other proposals have been made to impose additional requirements on drug and device approvals, further expand post-approval requirements and restrict sales and promotional activities.

New requirements also have been imposed in some states, and proposed in other states, requiring us to provide paper or electronic pedigrees with the drugs that we distribute to help establish their authenticity and to track their movement from the manufacturer through the chain of distribution.

These new federal and state requirements and additional requirements that have been proposed, and might be adopted, may make the process more difficult or burdensome for us to obtain approval of our product candidates. In addition, any approvals we receive may be more restrictive or come with onerous post-approval requirements, our ability to commercialize approved products successfully may be hindered, and our business may be harmed as a result.

We may implement a product recall or voluntary market withdrawal and could be exposed to significant product liability claims; we may have to pay significant amounts to those harmed and may suffer from adverse publicity as a result.

The manufacturing and marketing of pharmaceuticals and medical devices, including surgical equipment and instruments, involve an inherent risk that our products may prove to be defective and cause a health risk. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. We have recalled products in the past and, based on this experience, believe that the occurrence of a recall could result in significant costs to us, potential disruptions in the supply of our products to our customers and adverse publicity, all of which could harm our ability to market our products. A recall of one of our products or a product manufactured by another manufacturer could impair sales of other similar products we market as a result of confusion concerning the scope of the recall. A product recall also could lead to a regulatory agency inspection or other regulatory action.

From time to time, we are named as a defendant in product liability lawsuits, and although we believe we are not currently subject to any material product liability proceedings, we may incur material liabilities relating to product liability claims in the future, including claims arising out of procedures performed using our surgical equipment. We historically have relied on a combination of self-insurance and third-party insurance to cover potential product liability claims. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities we may incur in the future. Furthermore, since January 1, 2005, we no longer purchase third party product liability insurance coverage for this risk. Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees. Successful product liability claims brought against the Company could have a material adverse effect on our financial condition.

Our activities involve hazardous materials and may subject us to environmental liability.

Our manufacturing, research and development practices involve the controlled use of hazardous materials. We are subject to federal, state and local laws and regulations in the various jurisdictions in which we have operations, governing the use, manufacturing, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety and environmental procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. Remedial environmental actions could require us to incur substantial unexpected costs which would materially and adversely affect our results of operations. If we were involved in a major environmental accident or found to be in substantial non-compliance with applicable environmental laws, we could be held liable for damages or penalized with fines that could be material.

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

Consequently we are exposed to all self-insured risks. For example, in December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged our nearby office building and warehouse, as well as equipment and inventories housed in these facilities. Because we self-insure these risks, we were required to record provisions for property losses in 2005 as further discussed in note 18 to the consolidated financial statements. Our captive insurance company is involved in legal proceedings to seek recovery of these losses from the third parties responsible for the fires and explosions; however, recovery of our losses is not guaranteed.

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

As part of our growth strategy, we evaluate and pursue strategic business acquisitions to expand or complement our business. Such ventures may bring new products, increased market share or new customers to Alcon's prominent position in the ophthalmic industry. We cannot ensure that suitable acquisition candidates will be identified. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, governmental regulation (including market concentration limitations) and replacement product developments in our industry. Further, after an acquisition, successful integration of the venture can be complicated by corporate cultural differences, difficulties in retention of key personnel, customers and suppliers, and coordination with other products and processes. Also, acquisitions could divert management's attention from our existing business and could result in liabilities being incurred that were not known at the time of acquisition or the creation of tax or accounting issues. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

Risks Related to Our Relationship with Nestlé

We will be controlled by Nestlé as long as it owns a majority of our common shares, and our other shareholders will be unable to affect the outcome of a shareholder vote during that time.

Nestlé owns approximately 77% of our outstanding common shares. Because Nestlé's interests may differ from those of our other shareholders, actions Nestlé takes with respect to us may be unfavorable to our other shareholders. Minority holders of common shares will not be able to affect the outcome of most shareholder votes so long as Nestlé owns at least a majority of our outstanding common shares. So long as it owns at least two-thirds of our common shares, Nestlé will be able to control, among other things: increases in our share capital; the approval of a dissolution other than by liquidation, including by way of merger; the creation of restrictions on the transferability of our common shares; and the restriction or elimination of preemptive rights in connection with a share capital increase. So long as it owns at least a majority of our common shares, Nestlé will be able to control, among other things: the election and removal of all of our directors; amendments to our Articles of Association (other than those subject to the two-thirds majority requirement referred to above); payment of dividends; changes to our capital structure unless the change is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders' meeting; and appointment and removal of our statutory and group auditors.

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

In 2007 and 2008, Nestlé's senior management made several public statements reaffirming that its investment in Alcon is financial rather than strategic. Nestlé may, at any time, sell all or part of our common shares that it owns or it may distribute those common shares to its shareholders. There can be no assurance that any of our other shareholders will be included in any transaction in the event Nestlé sells a controlling interest in us to another party or that any of our shareholders will realize a premium with respect to their common shares as a result of such transaction or any other disposition of our common shares by Nestlé. In addition, sales or distributions by Nestlé of substantial amounts of our common shares in the public market or to its shareholders could adversely affect prevailing market prices for our common shares. Nestlé is not subject to any contractual obligation to maintain its ownership position in our shares.

Nestlé provides services discussed under "Major Shareholders and Related Party Transactions" that are beneficial to the Company and its operating results. Under a divesture by Nestlé, the Company may be forced to either seek other providers of these services or add these functions internally. These alternatives could have a negative impact on our results of operations.

Risks Related to the Securities Markets and Ownership of Our Common Shares

The price of our common shares may fluctuate.

The market price of our common shares may fluctuate significantly in response to factors, both within and outside our control, such as announcements of innovations and discoveries or new products by us or our competitors, developments concerning intellectual property rights and regulatory approvals, and changes in estimates of our financial performance or changes in recommendations by securities analysts. At December 31, 2007, options to purchase approximately 2.9 million common shares granted under our incentive plan were scheduled to become exercisable in 2008, and in the event such options are exercised and there are sales of substantial amounts of common shares in the public market in connection with or immediately following such exercise by the option holders, the market price of our common shares may decrease significantly.

The stock market in general sometimes experiences extreme price and volume fluctuations. The market prices of securities of pharmaceutical and medical device companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in extreme volatility in the price of our common shares, which could cause a decline in the value of our common shares. You should be aware also that for the size of our company, Alcon has relatively fewer shares that trade on a daily basis than other similar companies in our industry. As a result, price volatility of our shares may be greater when the trading volume of our common shares is low.

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

Important Events in the History of the Company in 2007

WaveLight Acquisition

On November 9, 2007, Alcon completed a tender offer for the purchase of a majority interest in WaveLight AG ("WaveLight"), as discussed in note 19 to the consolidated financial statements. WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery. The ALLEGRETTO™ laser has a global installed base of more than 800 units and offers the fastest ablation speed on the market today. Through a combination of shares purchased on the open market and through the tender offer, Alcon acquired 77.4% of WaveLight's issued shares, or approximately 5.1 million shares. All relevant documents related to the completed tender offer can be found on Alcon's Web site, www.alcon.com/investors-media/alconrefractiveacq.asp.

Expansion of Swiss Operations

In September 2007, Alcon announced that it plans to establish Fribourg, Switzerland, as the central location for an expansion of the Company's Swiss-managed global administration operations. Alcon expects this expansion to include the relocation of finance, information technologies, logistics and other centralized administrative operations from Hünenberg to Fribourg and the establishment of a new European area and marketing management center in Geneva. Alcon would remain resident in Hünenberg, Switzerland, where local Swiss sales and marketing activities would continue to be managed. No changes are contemplated for its Alcon Grieshaber manufacturing operations, which will remain in Schaffhausen, Switzerland.

The Company's existing global administration operations in Hünenberg currently provide an array of common services for European and other affiliates and a relocation to Fribourg would be a first step in an expansion of these activities. Relocation activities began in late 2007 and may take more than two years until their completion. During the five years following the relocation, Alcon would expect to double the size of the Fribourg operations and broaden the common services it offers to affiliates. The expansion would support the continued expected growth of the Company's European affiliates in terms of sales and employment.

Alcon expects to realize certain Swiss tax benefits in exchange for its commitment to relocate and significantly expand its global administration operations in Switzerland. The initial term of these benefits commenced on January 1, 2008 and continues for a period of five years. These benefits would be extended for an additional five years if the company fulfills employment commitments and maintains these commitments through 2022. Taking into account the anticipated tax benefits and assuming a retroactive extension of the U.S. research and experimentation tax credit, the Company expects its consolidated effective tax rate to be in the range of 13.5% to 14.5% in 2008. Alcon plans to invest most of the 2008 tax benefit on the relocation and expansion of its Swiss operations, the funding of additional research and development projects and increased spending on strategic marketing and sales programs.

Capital Expenditures, Acquisitions and Divestitures for the Last Three Years (January 1, 2005 through December 31, 2007):

The Company's capital expenditures for property, plants and equipment, to expand and upgrade manufacturing facilities, research and development facilities, and other infrastructure, for the years ended December 31, 2007, 2006 and 2005 were $227.2 million, $222.3 million and $162.2 million, respectively.

Also see discussion of the WaveLight Acquisition above.

Capital Expenditures, Acquisitions and Divestitures Currently Underway:

In 2007, capital expenditures were made to add manufacturing capacity in our Fort Worth, Texas, Puurs, Belgium, and Cork, Ireland, manufacturing facilities and to upgrade our research and development facilities in Fort Worth and our manufacturing facilities in Barcelona, Spain, and Huntington, West Virginia. We had capital expenditure commitments of $61.3 million at December 31, 2007. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

The Company has not announced any acquisitions or divestitures subsequent to December 31, 2007.

B.	BUSINESS OVERVIEW

Alcon is a research and development driven, global medical specialty company predominantly focused on eye care. We develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products to treat primarily diseases and disorders of the eye. Our broad range of products represents one of the strongest portfolios in the ophthalmic industry. We believe we have the largest commitment to ophthalmic research and development of any company worldwide. Currently, our products are sold in over 180 countries, and we are present in every significant market in the world where ophthalmology is practiced. In 2007, we had sales of $5.6 billion, operating income of $1.9 billion and net earnings of $1.6 billion.

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

The following table lists our principal pharmaceutical products:

Ocular Anti-Infectives/
Glaucoma	Anti-Inflammatories	Ocular Allergy	Generics	Otic Combination
TRAVATAN® TRAVATANZ ® DuoTrav™ Azopt® Betoptic S®	Vigamox®/ Vegamox® (1) TobraDex® Tobrex® NEVANAC® Maxitrol®	Patanol®/ Opatanol® Pataday™	Timolol GFS Pred Acetate Ciprofloxacin Tobramycin Brimonidine Trifluridine	Cipro® HC Otic (1) CIPRODEX® (1)

(1)

Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Healthcare AG. Moxifloxacin, the primary ingredient in Vigamox® and Vegamox®, is licensed to Alcon by Bayer Healthcare AG.

Glaucoma Treatment

In 2007, sales of our glaucoma products were $830.1 million, or 35.9% of our total pharmaceutical sales.

In 2001, we launched TRAVATAN® , our entry into the prostaglandin analogue class of glaucoma treatments, in the United States. Prostaglandin analogues are the largest class of compounds currently available to reduce intraocular pressure, which is a primary characteristic of glaucoma. We have continued to improve and enhance the TRAVATAN® brand with the launch outside the United States of DuoTrav™ ophthalmic solution, which combines the prostaglandin in TRAVATAN® with a beta blocker, timolol, and with the launch in both the United States and international markets of TRAVATANZ® ophthalmic solution, a new formulation of TRAVATAN®that replaces the preservative benzalkonium chloride ("BAC") with the SOFZIA® preservative system. Brands containing our proprietary prostaglandin have been launched in more than 100 countries, including an approval in Japan obtained before the end of 2007.

In addition to TRAVATAN®, TRAVATAN Z®and DuoTrav™, we offer Azopt® and Betoptic S® ophthalmic suspensions, both of which utilize other classes of compounds. Azopt® is a carbonic anhydrase inhibitor that has shown to be an excellent adjunctive therapy when used with other glaucoma therapies, including prostaglandin analogues.

These products are important to our glaucoma franchise and currently make up a majority of our glaucoma products sales. We expect our glaucoma products to continue to contribute to our sales growth.

Anti-Infectives, Anti-Inflammatories and Combination Therapies

We currently manufacture and market a broad range of drugs to treat bacterial, viral and fungal infections of the eye and to control ocular inflammation. In 2007, combined sales of our ocular anti-infectives, ocular anti-inflammatories and combination therapies were $814.5 million, or 35.2% of our total pharmaceutical sales.

Our leading ocular anti-infective product is Vigamox® ophthalmic solution, utilizing moxifloxacin to treat bacterial conjunctivitis. According to the Wolters Kluwer Health Source Prescription Audit, Vigamox® was the leading ophthalmic topical antibiotic in the United States in 2007. During 2006, we received approval and launched Vigamox® in Japan under the trade name Vegamox® ophthalmic solution.

During 2005, we launched a topical non-steroidal anti-inflammatory drug ("NSAID") in the U.S. market for the treatment of pain and inflammation associated with cataract surgery. NEVANAC® ophthalmic suspension is unique because it is a prodrug where the active ingredient is released upon instillation in the eye. During 2007, NEVANAC® maintained the number two NSAID market share in the United States, according to Wolters Kluwer Health Source Prescription Audit. We also executed several launches of NEVANAC® outside the United States during 2007.

Our combination ocular anti-infective/anti-inflammatory product, TobraDex® ophthalmic suspension and ointment, combines a broad-spectrum antibiotic with a proven anti-inflammatory. TobraDex® is currently the only tobramycin/dexamethasone ophthalmic combination product in the U.S. market and has no generic equivalent, although it will lose its exclusive market position in the United States in January 2009 and most other countries in March 2009. We currently sell TobraDex® in more than 100 countries.

Allergy

We market and manufacture products for the treatment of ocular allergies. In 2007, sales of our ocular allergy pharmaceutical products were $446.8 million, or 19.3% of our total pharmaceutical sales. The allergy market is seasonal, peaking in the spring and again, but to a lesser extent, in the fall.

Patanol® ophthalmic solution was the first ocular allergy product with a dual-action active ingredient, which acts as both an antihistamine and a mast-cell stabilizer. According to Wolters Kluwer Health Source Prescription Audit, Patanol® was the leading ophthalmic topical anti-allergy prescription product in the United States in 2007. During 2006, we received approval and launched Patanol® in Japan, the second largest ophthalmic allergy market. We have a co-marketing agreement in Japan with Kyowa Hakko Kogyo Co., Ltd. (Kyowa Hakko), a leading Japanese pharmaceutical company, whereby Kyowa Hakko promotes Patanol® to non-eye care physicians and we promote the product to eye care physicians. In February 2007, we launched in the United Statesthe first and only once-a-day ocular prescription allergy medicine, Pataday™ ophthalmic solution, which is a new formulation of olopatadine, the active ingredient in Patanol®. We currently sell Patanol® in more than 90 countries.

Otic Products

We also market combination anti-infective/anti-inflammatory products for ear infections. CIPRODEX® otic suspension for the treatment of otitis media in the presence of tympanostomy tubes ("AOMT") and of otitis externa, commonly known as swimmer's ear, is marketed in the United States and a small number of countries outside the United States. In addition, Cipro®HC Otic, for the treatment of otitis externa, is currently marketed in over 30 countries. Sales of our otic products are seasonal, with a higher percentage of prescriptions written during the summer months.

Generic Pharmaceuticals

We established Falcon Pharmaceuticals in 1994 to manufacture and market generic ophthalmic and otic pharmaceutical products in the United States. Falcon's sales in 2007 were $94.1 million, or 4.1% of our total global pharmaceutical sales. Falcon currently manufactures and markets approximately 30 generic pharmaceutical products.

Falcon's largest product is Timolol GFS, a patented gel-forming solution used to treat glaucoma, which accounts for 40.2% of Falcon's sales. Timolol GFS is currently the sole generic pharmaceutical approved by the FDA as an AB therapeutically equivalent substitute for Merck's Timoptic-XE®. In 2007, Timolol GFS accounted for more than 90% of the U.S. retail prescriptions written for gel-formulated timolol, according to Wolters Kluwer Health Prescription Service Audit. Merck's patent covering Timoptic-XE® expired in September 2006, allowing other generic competitors to receive approval of a therapeutically equivalent version of Timoptic-XE®. We are not aware of any other generic competitors that have filed or received approval of a substitutable version of Timoptic-XE®.

Falcon's other principal generic products include Prednisolone Acetate (used for the treatment of inflammation of the eye), Timolol Solution (for the treatment of glaucoma), Trifluridine (used to treat viral infections of the eye), Brimonidine 0.2% (for the treatment of glaucoma), Ciprofloxacin (used to treat infections of the eye), and Neomycin and Polymyxin B Sulfates and Hydrocortisone otic and ophthalmic suspensions (sterile antibacterial and anti-inflammatory combination products for the treatment of bacterial infections in the ear and the eye, respectively).

Our Surgical Products

We are the global leader in ophthalmic surgical products and manufacture and market the most comprehensive product offering available today.

The following table lists our principal surgical products:

Cataract	Refractive	Vitreoretinal	General Surgical

Infiniti® vision system

Infiniti®, AquaLase® and

OZil® surgical instruments

Infiniti® consumables

Laureate™ compact

phacoemulsification system

AcrySof ® intraocular lenses

- AcrySof® Natural

- AcrySof® IQ

- AcrySof® ReSTOR®

- AcrySof® ReSTOR® Aspheric

- AcrySof® Toric

Viscoelastic devices

- DuoVisc®

- DisCoVisc®

- VISCOAT®

- ProVisc®

ALLEGRETTO WAVE® 200 Hz laser ALLEGRETTO WAVE® Eye-Q 400 Hz laser ALLEGRO ANALYZER® wavefront system ALLEGRO TOPOLYZER® corneal topography system

Accurus® surgical system

Accurus® cassettes and probes, including 23 gauge and 25 gauge vitreoretinal instrumentation

Grieshaber® microsurgical instruments

Perfluoron® liquid

Silikon® 1000 ophthalmic surgical oil

BSS Plus® surgical irrigating solution Custom Pak® surgical procedure packs A-OK® surgical knives

Cataract Surgery

We support our global market leadership in cataract surgical products by providing a comprehensive offering of surgical equipment, single-use and disposable products. Sales of our products for cataract surgery in 2007 were approximately $2,124.4 million, or 85.0% of our total surgical sales. We currently market products for cataract surgery in substantially all of our markets.

The Infiniti® vision system, our most advanced lens removal system, has been widely accepted by surgeons around the globe. Continued customer interest in the Infiniti® vision systems will maintain or expand our position as the worldwide leader in lens removal systems. The Infiniti® vision system has been advanced continually since its introduction in 2003, with the latest advancement being the addition of the OZil® torsional handpiece in 2006. OZil® is a proprietary technology utilizing torsional oscillation and ultrasound to more efficiently emulsify the lens. Many surgeons who have adopted OZil® torsional technology have reported a more efficient, more effective and safer lens removal procedure. In addition, many customers with existing Infiniti® vision systems chose to upgrade their units with OZil® torsional technology.

Our portfolio of surgical products allows us to compete effectively in developing as well as developed markets. In late 2007, we launched the Laureate™compact phacoemulsification system as a replacement for the Legacy® surgical system. The Laureate™provides excellent fluidics and traditional longitudinal ultrasound capabilities and is designed to support surgical procedures and practices in developing markets.

Our comprehensive line of single-use products for cataract procedures includes the cassettes used in the Infiniti®, Laureate™ and LEGACY® surgical systems, a full line of viscoelastics to protect delicate tissues of the eye during the procedure, surgical knives and surgical irrigating solutions. The Company holds market-leading positions in each of these product lines.

Our AcrySof® intraocular lenses are the most frequently implanted intraocular lenses in the world. AcrySof® intraocular lenses are made of the first material specifically engineered for use in an intraocular lens. Over 30 million AcrySof® intraocular lenses have been implanted since introduction.

Our AcrySof® IQ intraocular lens is the first intraocular lens to combine an aspheric design with ultraviolet and blue-light-filtering. This unique combination of technology allows the AcrySof® IQ to provide improved contrast sensitivity and image quality. In 2007, Market Scope reported that physician preference drove market share gains for the AcrySof® IQ intraocular lens among the competing aspheric correcting lenses.

In 2005, we introduced a new class of lens to correct presbyopia called the AcrySof® ReSTOR® intraocular lens. This lens has a unique optical system that incorporates an apodized diffractive, refractive design that provides distance, near and intermediate vision for the patient following lens removal surgery, thereby significantly reducing the patient's need for or dependence on eyeglasses. In 2007 we launched the next advancement in this technology with the AcrySof® ReSTOR® Aspheric intraocular lens. This lens incorporates aspheric correction designed specifically for the AcrySof® ReSTOR® apodized diffractive, refractive design.

In late 2005 and early 2006, we received regulatory approvals for the AcrySof® Toric intraocular lens in several major markets, including the United States. The AcrySof® Toric intraocular lens is a lens that corrects for various levels of pre-existing astigmatism in cataract patients and was launched globally in 2006. Although available in most major markets, it has not been launched in Japan.

Generally, we price our advanced technology intraocular lenses that provide additional vision benefit to patients significantly above our standard monofocal intraocular lenses. This pricing approach impacts the market acceptance of our premium intraocular lenses in the majority of countries, as patients must pay incremental charges above the cost of traditional cataract surgery to obtain a premium intraocular lens and, in some markets, must pay out-of-pocket for the entire surgical procedure and the intraocular lens.

In May 2005, CMS issued a ruling that allows cataract patients in the United States to choose an intraocular lens that provides additional refractive benefits through the treatment of presbyopia. Under this policy, Medicare will reimburse normal amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges. In January 2007, CMS issued a similar ruling allowing Medicare beneficiaries to choose an intraocular lens with the added benefit of treating astigmatism, such as the AcrySof® Toric lens. These CMS rulings, which allow for bifurcated payment, have increased the market acceptance of our premium intraocular lenses in the United States.

Vitreoretinal Surgery

Our vitreoretinal surgical product offering is one ofthe most comprehensive in the industry for surgical procedures for the back of the eye. In 2007, sales of our products for vitreoretinal surgery were $276.4 million, or 11.1% of our total surgical sales. We are the global market leader in vitreoretinal products, and we currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

The Accurus® surgical system integrates all automated, non-laser surgical functions used in vitreoretinal surgery. Some Accurus®models also can be used for cataract removal. In addition to the Accurus®, we also sell a full line of vitreoretinal products, including surgical therapeutics, lasers, ultrasound diagnostics and hand-held microsurgical instruments. In 2004, we launched a series of instruments for use in new small gauge (25 gauge) posterior segment surgical procedures. We have continued our development in this area by expanding our micro-incision technology product offering in the fourth quarter of 2006 by launching a new 23 gauge system of consumable products for posterior segment procedures. These new offerings enhanced our Accurus® consumable products portfolio and further extended the high performance technology of the Accurus® into emerging micro-incision vitreoretinal techniques.

Custom Pak® Surgical Procedure Packs

To provide convenience, efficiency and value for ophthalmic surgeons, we have developed the Custom Pak® surgical procedure pack. We market our Custom Pak® for cataract, refractive and vitreoretinal surgical procedures. Unlike conventional surgical procedure packs, the Custom Pak® allows ophthalmic surgeons and their staff to customize and sequence the products included in the surgical procedure pack. For a single price, our Custom Pak® includes our single-use products required for the procedure, combined with products not manufactured by Alcon. We believe that our Custom Pak® allows ophthalmic surgeons to improve their efficiency in the operating room, and this gives us the opportunity to provide access to our single-use products in a value-added package. We estimate that a Custom Pak®was used in a majority of the cataract surgeries performed in the United States in 2007. We also have dedicated a production line to meet Custom Pak®product needs of Japanese surgeons. Our Custom Pak®has been successful in Europe, and we see growth potential in other markets, including Latin America and Asia.

Refractive Surgery

In 2007, sales of our laser refractive products and related technology fees were $51.6 million, or 2.1% of our total surgical sales. Although we market these products globally, the vast majority of refractive revenues comes from the United States.

On November 9, 2007, Alcon completed a tender offer for WaveLight and acquired 77.4% of the approximately 6.6 million outstanding shares of WaveLight. WaveLight's ALLEGRETTO WAVE®Eye-Q 400 Hz laser has been widely accepted by surgeons around the globe because it is fast, reliable and precise and offers optimized treatment protocols. This acquisition combined WaveLight's technological expertise with the Company's global marketing, distribution and service platform, which together provide additional clinical solutions and laser technology for Alcon's and WaveLight's refractive customers. Alcon will continue to support the existing LADARVision® 4000 laser platform while working with our customers to transition them to the WaveLight technology.

Our Consumer Eye Care Products

We market contact lens care products, artificial tears and ocular vitamins. We currently market our contact lens care and artificial tears products in most of the countries where we sell products.

The following table lists our principal products in these areas:

Contact Lens Care	Artificial Tears	Ocular Vitamins

OPTI-FREE® RepleniSH® multi-purpose	Systane® lubricant eye drops (multiple	ICAPS® dietary supplements
disinfecting solution	formulations)	(multiple formulations)
OPTI-FREE® EXPRESS® No Rub® multi-	Tears Naturale® lubricant eye drops
purpose disinfecting solution	(multiple formulations)
OPTI-FREE ®RepleniSH ® rewetting drops

Contact Lens Care Products

The vast majority of our contact lens care products is comprised of disinfecting solutions to remove harmful micro-organisms on contact lenses, with a smaller amount of sales coming from cleaners to remove undesirable film and deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses. Sales of our contact lens disinfectants in 2007 were $440.2 million, or 56.0% of our total consumer eye care sales.

In late 2005, we received approval in the United States to market OPTI-FREE® RepleniSH®, our newest multi-purpose disinfecting solution, which is approved for silicone hydrogel and all other soft contact lenses. This product utilizes a novel wetting and reconditioning technology to provide lasting comfort and is now our flagship brand in many key markets. OPTI-FREE® EXPRESS®No Rub®multi-purpose disinfecting solution was the first multi-purpose disinfecting solution to obtain FDA approval to make a "no rub" claim. OPTI-FREE® EXPRESS® No Rub® utilizes a multi-purpose disinfecting solution with high-capacity disinfection and superior protein cleaning benefits, without requiring rubbing of the contact lenses. We currently market this product in most major markets throughout the world.

Our line of contact lens care products also includes OPTI-FREE® RepleniSH® rewetting drops, which moisten contact lenses during wear and reduce protein build-up.

Other Vision Care Products

We manufacture and market artificial tears to treat dry eye syndrome and vitamins formulated to promote good ocular health. We offer a complete line of products for the dry eye sufferer. Systane® lubricating eye drops has been launched in more than 70 countries. Systane® has an "in-the-eye" gelling formula that provides long-lasting relief of dry-eye symptoms. We added a preservative-free unit-dose Systane® to the product line in 2004. Systane® was our #1 selling artificial tears product in the U.S. marketplace based on sales dollars in 2007. However, outside the United States, our largest selling artificial tears brand remains the Tears Naturale®line of products.

We market a variety of formulations of ICAPS® dietary supplements, including an AREDS formula, one with extra Lutein and Zeaxanthin formula and a multivitamin with additional amounts of compounds that promote eye health. In its Age Related Eye Disease Study (AREDS), the National Eye Institute found that high levels of anti-oxidants and zinc reduce the risk of age-related macular degeneration in patients at risk for developing it.

Sales and Marketing

We are present in every significant market in the world where ophthalmology is practiced and currently our products are sold in over 180 countries. We conduct our sales and marketing activities through more than 55 local operating entities and more than 20 representative/branch offices around the world. We have a global sales force of approximately 3,300 sales representatives consisting of approximately 1,000 sales representatives in the United States, our largest market, and approximately 2,300 sales representatives outside the United States. All of our surgical technical service in the United States and a high percentage of that service outside the United States are provided by service technicians employed directly by

Alcon.  In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products. Outside the United States, our ten largest markets by sales are Japan, France, Spain, Canada, Germany, Brazil, Italy, the United Kingdom, Australia and Mexico.

We organize our selling efforts around pharmaceutical, surgical and consumer eye care products and customize these efforts to the medical practice needs of each customer. In addition to direct promotion of our products, our sales representatives provide customers with access to clinical education programs, data from clinical studies, technical service assistance and practice management programs. We educate our specialized sales forces to recognize cross-selling opportunities for key products from other product categories.

In each of our markets, we rely on our strong relationships with eye care professionals to maintain and expand our market share. We have established several long-standing programs that bring ophthalmic residents, optometrists and other eye care professionals to our Fort Worth campus and other locations for multi-day training sessions and educational seminars. We also sponsor ophthalmic conferences around the world, and we conduct training seminars where leading ophthalmologists discuss the therapeutic attributes of our products and demonstrate surgical techniques using our products. We support these programs by having our sales representatives work closely with our customers and their staffs to better understand their practices and solicit feedback, which is important to our development of new products. We currently have permanent surgical training facilities in more than 50 countries around the world on six continents. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists.

Most of our global marketing efforts are supported by advertising in trade publications and by marketing and sales representatives attending regional and national medical conferences. We reinforce our marketing efforts with targeted and timely promotional materials that our sales force presents to both the eye care and other professionals in the office, hospital or surgery center setting. We supplement these marketing efforts through direct mailings to eye care professionals and e-detailing. To coordinate the totality of our sales efforts, including technical service after the sale, we use an integrated customer relationship management system in many markets. Moreover, in the United States and Japan, we use direct-to-consumer advertising to promote selected products.

While we market all of our products by calling on eye care professionals, our direct customers and distribution methods differ across business lines. Although physicians write prescriptions, distributors, wholesalers, hospitals, government agencies and large retailers are the main direct customers for our pharmaceutical products. We primarily sell our surgical products directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the United States. In the United States, over 90% of our contact lens care products are sold to large grocery, drug and general (mass) merchandise retailers. Outside the United States, we sell most of our consumer eye care products directly to retailers and optical chains, while a smaller amount is sold to distributors for resale directly to smaller retailers and eye care professionals. No single customer accounted for 10% or more of our global sales in 2007.

As a result of changes in healthcare economics, managed care organizations have become the largest payors for healthcare services in the United States. In an effort to control prescription drug costs, over 95% of managed care organizations use a formulary that lists specific drugs that can be prescribed and the amount of reimbursement for each one. We have a dedicated managed care sales team that actively seeks to optimize formulary positions for our products.

Research and Development

We have the largest research and development commitment to ophthalmology of any eye care company worldwide. Our research and development organization consists of approximately 1,550 employees, including over 300 individuals who are either M.D.s, doctors of optometry or Ph.D.s. Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their commercial experience. We organize our research teams around our pharmaceutical, surgical and consumer eye care products. Candidates for pharmaceutical and contact lens care product development originate from our internal research, from our extensive relationships with academic institutions and from our licensing of molecules from other companies. Our surgical design concepts are internally developed by staff engineers and scientists who, in addition to their own research, gather ideas from ophthalmic surgeons and clinicians in the involved fields. Our research and development organization has been designed to drive global registration of products through a central research facility in Fort Worth, Texas, combined with regionally based clinical and regulatory personnel in approximately 40 countries outside the United States.

We have invested more than $2.0 billion over the last five years and plan to invest at least $3.5 billion in the next five years to carry out our strategy of developing products primarily from our own research and development activities.

We enter into license agreements in the ordinary course of our business for active pharmaceutical ingredients. We have a number of agreements with pharmaceutical and biotech companies that allow us to screen compounds for potential uses in the eye. Based on compounds of interest from our screening activities, we have in place a small number of contracts with companies for development of new molecular entities for ophthalmic products.

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

We also fund the Alcon Research Institute, which seeks to encourage, advance and support vision research. It is the largest corporately funded research organization devoted to eye research in the world. The institute's activities are planned and directed by a fully autonomous Scientific Advisory Committee that is comprised of distinguished ophthalmologists and vision scientists. The institute has worldwide representation with the expectation that advances in the diagnosis and treatment of ocular diseases are dependent upon basic and clinical research carried out by independent investigators in institutions throughout the world.

Product Development

We are developing new products to treat diseases and conditions in all key ophthalmic categories: pharmaceutical, surgical and consumer eye care products. We also have targeted development activities in the otic and nasal areas.

The following table includes additional detail about a number of these products in development, including their expected regulatory submission date in the United States.

		Expected U.S.	Status at
Name	Condition	Submission Date	December 31, 2007 (1)

Pharmaceutical
Ophthalmology
Anecortave acetate	Glaucoma	2010 or later	Phase II/III
AL-37807	Glaucoma	2010 or later	Phase II
RETAANE® anecortave acetate suspension	AMD risk reduction	2010 or later	Phase III
Moxifloxacin, new formulation	Anti-infective	2008 (2)	Phase III
TobraDex® ST	Anti-infective &	Filed	Filed
anti-inflammatory
Moxifloxacin/dexamethasone	Anti-infective &	2010 or later (2)	Phase III
anti-inflammatory

Nasal
Patanase® nasal spray	Allergy	Filed	Filed

Otic
Moxifloxacin/dexamethasone	Otic	2010 or later (2)	Phase III

Surgical
AcrySof ® ReSTOR® +3.0 Add	Cataract	2008	Advanced development
AcrySof ® Low Power ReSTOR® lens	Cataract	2008	Advanced development
AcrySof ® ReSTOR® Toric lens	Cataract	2010 or later	Advanced development
New CONSTELLATION® vitreoretinal system	Vitreoretinal	2008	Advanced development
New irrigating solution	Cataract/vitreoretinal	Filed	Filed
AcrySof ®angle-supported phakic lens	Refractive	2010 or later	Advanced development

Consumer Eye Care
Enhanced OTCtear substitute	Dry eye	2008	Advanced development
ICAPS® enhancement	Ocular vitamin	2008	Advanced development

(1)	For a description of the FDA approval process, see "– Government Regulation" below.
(2)

The FDA issued a notice in the fall of 2007 advising companies to meet with them regarding development of anti-infective products. In brief, the FDA advised that they were increasing the requirements for anti-infective clinical studies and that clinical programs previously agreed upon may not be sufficient to support approval. As a result, additional Phase III clinical studies may be required for approval.

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

Pharmaceutical Product Development

We are developing new products to treat ophthalmic diseases in six major therapeutic areas: glaucoma, retina, dry eye, infection, inflammation and allergy. We also have ongoing development activities in the otic and nasal therapeutic areas.

Glaucoma. Near the end of 2007, we filed our European marketing application for AZARGA™ ophthalmic pharmaceutical preparations, a fixed timolol/brinzolamide combination, as a treatment for lowering intraocular pressure. We also continued development of two new glaucoma projects in 2007. The first involves the administration of anecortave acetate via a unique injection method beneath the conjunctiva near the front of the eye. Based upon the results of an initial proof-of-concept clinical study, anecortave acetate appears to have the potential for providing intraocular pressure reductions for three months or more following a single administration in a significant proportion of patients. This project will enter full

Phase III development in 2008. The second project is a new chemical entity (AL-37807) generated from our discovery research efforts and is being developed as an eye drop to reduce intraocular pressure in patients with glaucoma.

Retina. Following receipt of a second approvable letter from the FDA, management decided to discontinue development of RETAANE® 15 mg anecortave acetate suspension for the "wet" form of age-related macular degeneration ("AMD"). We continue to pursue an indication for RETAANE® suspension that reduces the risk of progression from the "dry" form of AMD to the "wet" form of AMD. Phase III studies are ongoing and are scheduled to continue to 2010. During 2008, we will conduct a scheduled interim analysis of the first two years of data from the study to assess the potential of this novel study for meeting its intended objective. This indication has the potential to be important because "dry" AMD generally precedes "wet" AMD and the ability to slow or stop its progression before significant vision loss would be of a great benefit to patients.

Dry Eye. In 2007, we completed a clinical study of a novel formulation of the steroid rimexolone, for treating the discomfort and irritation of dry eye syndrome. While results of this study were positive, the project is being discontinued due to limited remaining patent protection. Alcon also completed initial safety evaluation of AL-43546, a novel proprietary dry eye compound. The project will enter Phase II development during 2008. We continue to pursue development opportunities in the dry eye field. During the year, we completed a licensing agreement with Riverplate Biotechnology, Inc., a subsidiary of Lantibio, Inc., to obtain U.S. marketing rights for their hyaluronic acid dry eye product, which is currently in Phase III development.

Infection & Inflammation. In 2007, we completed our development program for TobraDex® ST, a new formulation of tobramycin and dexamethasone that was developed to be a replacement product for TobraDex®. Our NDA for that new formulation is presently under review at the FDA and a response is expected during the first half of 2008. We also are developing a moxifloxacin and dexamethasone ophthalmic combination product for treating eye infections and controlling inflammation. This product was approved for marketing in Brazil.

In the last half of 2007, the FDA issued a notice of a change in their requirements for clinical studies supporting approval of anti-infective products. In this notice, they also advised companies to reconfirm their development plans, as agreements reached either through End-of-Phase II meetings or via special protocol assessments may no longer be valid. We have several projects in late stage development that may be affected by this change in U.S. regulatory position. These include our new ophthalmic formulation of moxifloxacin and our new otic anti-infective/anti-inflammatory combination for treating eye and ear infections. We plan to meet with the FDA in 2008 to reconfirm the validity of our development programs. The impact on these development projects will not be known until discussions are concluded.

Nasal. Consistent with the revised development plan that we prepared with the input of the FDA, we conducted the required additional clinical study and filed an amendment to our Patanase® product NDA during 2007. That application is presently under review at the agency and a response is expected in 2008.

Surgical Product Development

We currently have products in development in the three primary areas of our surgical markets: cataract, vitreoretinal and refractive surgery.

Cataract Surgery. We continue to add to our AcrySof® intraocular lens and Infiniti® instrumentation franchises. In 2007, the FDA approved the AcrySof® ReSTOR® Aspheric intraocular lens. This lens combines ultraviolet and blue-light filtering and aspheric design with our proprietary apodized diffractive refractive technology. We expect to add a toric feature to this lens in future years to correct pre-existing astigmatism. We plan to enhance our AcrySof® ReSTOR® product portfolio with a +3.0 add power for near vision, along with the availability of lower powers of distance correction. In 2007, we completed enrollment of our clinical study on the +3.0 add power ReSTOR® Aspheric lens and our Pre-Market Approval submission is planned in 2008. We expect to add a toric feature to this lens in future years to correct pre-existing astigmatism.

Vitreoretinal Surgery. We are developing our CONSTELLATION® vitreoretinal system as the next-generation product to replace the Accurus® system. The new CONSTELLATION® is designed to integrate all requirements for posterior segment surgery in a single unit with enhanced performance features for the efficient and effective use of related accessories. In parallel, we continue to enhance the Accurus® with the addition of new micro-incision vitrectomy consumables, handheld accessories and illumination products designed to respond to the increased needs of ophthalmic surgeons for instrument performance. The next-generation PUREPOINT™ vitreoretinal laser was approved by the FDA and is scheduled to be launched in 2008 as a replacement for our current EYELITE® laser.

In 2007, we also completed our Phase III clinical trials with a new ophthalmic irrigating solution based on a proprietary polymer system that we believe will improve surgical performance and ocular protection. Our NDA for this new product was filed in the last half of 2007 to support its use in both anterior segment (cataract) and posterior segment (vitreoretinal) surgeries and is presently under review by the FDA. We plan to apply for a CE Mark in the European Union in 2008.

Refractive Surgery. We are conducting clinical studies with an angle-supported phakic intraocular lens. Made from the same biocompatible AcrySof® product material, we believe this new lens will give refractive patients with high refractive error another treatment alternative to laser refractive surgery, which is less predictable in such patients.

We discontinued development of the LADARVision® platform in 2007 due to technology and regulatory challenges and our acquisition of a 77.4% stake in WaveLight, a leading manufacturer of refractive lasers. WaveLight's lead product, the ALLEGRETTO WAVE® refractive laser, is the fastest refractive laser on the U.S. market today and is highly regarded for its precision, reliability and usability. We will be working with WaveLight to integrate our technologies with theirs to further enhance the ALLEGRETTO™ platform and to develop other products that may improve patient outcomes in refractive surgery. Our refractive product development strategies are consistent with WaveLight's current plans. No new major product introductions are planned for the United States in 2008.

Consumer Eye Care Product Development

We currently are developing a variety of products in the areas of contact lens care, dry eye and ocular health. Our focus in the contact lens care area is to build on the disinfecting capabilities of our existing solutions with new molecules that maximize disinfecting capabilities while maintaining comfort and convenience for patients.

We also are developing new active ingredients and compounds for over-the-counter products that treat dry eye. We plan to introduce another new formulation of Systane® and have scheduled its release in 2008.

In the ocular health area, we completed the development of a softgel formulation of the ICAPS® dietary supplement product based upon the AREDS formulation for introduction in 2008. The ICAPS® products provide increased nutritional benefits for patients. This product formulation is easier for patients to swallow which improves patient compliance.

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

As of December 31, 2007, we employed approximately 2,200 people to manufacture our pharmaceutical and contact lens care products at seven facilities in the United States, Belgium, France, Spain, Brazil and Mexico. As of December 31, 2007, we employed approximately 2,700 people to manufacture surgical equipment and other surgical medical devices at nine facilities in the United States, Belgium, Switzerland, Ireland and Germany. Currently, we manufacture substantially all of our pharmaceutical, contact lens care and surgical products internally and rely on third-party manufacturers for only a small number of products.

Due to the complexity of certain manufacturing technologies and the costs of constructing and maintaining duplicate facilities, a number of our key products are manufactured at only one of our facilities. Some of these key products include:

Products	Facility
U.S. pharmaceutical products	Fort Worth, Texas
Intraocular lenses (l)	Huntington, West Virginia
ProVisc®, VISCOAT®, DuoVisc® and DisCoVisc® viscoelastics	Puurs, Belgium
OPTI-FREE ® EXPRESS® No Rub®, OPTI-FREE® RepleniSH®	Fort Worth, Texas
Accurus®, LEGACY®, Infiniti®	Irvine, California
LADARVision®, LADARWave® laser/wavefront systems (2)	Orlando, Florida
WaveLight ALLEGRETTO WAVE® Eye-Q	Pressath, Germany
Cipro® HC	Barcelona, Spain

(1)

During 2007, the Cork, Ireland, facility manufactured certain AcrySof® intraocular lenses for the European market; the remainder of the world markets continued to be sourced from the Huntington, West Virginia facility.

(2)	The Company has discontinued the manufacture of this platform in favor of the ALLEGRETTO WAVE® Eye-Q laser.

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

The following table identifies certain single-source suppliers of raw materials acquired pursuant to contracts or purchase orders entered into in the ordinary course of business and the ALCON® products that contain these raw materials:

Supplier Name	Raw Material	ALCON® Product
Dow Chemical Co.	Travoprost	TRAVATAN®
	Nonanoyl ED3A	OPTI-FREE® RepleniSH®
Bayer Aktiengesellschaft	Ciprofloxacin	Ciloxan®, Cipro® HC Otic, CIPRODEX®
	Moxifloxacin	Vigamox®, Vegamox®
Kyowa Hakko Kogyo Co. Ltd.	Olopatadine	Patanol®, Pataday™, Opatanol®
Rhodia Inc.	Guar gum	Systane® lubricant eye drops
Plantex USA, Inc.	Timolol	Timolol GFS
Genzyme Corporation	Hyaluronate (high molecular weight)	ProVisc®, DisCoVisc®
Lifecore Biomedical, Inc.	Hyaluronate (low molecular weight)	VISCOAT®
Biogal Pharmaceutical Works LT.	Tobramycin	Tobrex® ophthalmic solution (all formats), TobraDex® (all formats)
Delmar Chemicals, Inc.	Fluorescein	Fluorescite® intravenous solution
Pfizer Centre Source	Neomycin sulphate	Maxitrol® ophthalmic solution and ointment (all formats)
Alpharma Inc.	Polymixin B	Maxitrol® (ointment only)
Carbogen Amcis AG	Brimonidine	Brimonidine (Falcon)
	Myristinamide	OPTI-FREE® EXPRESS®
	Anecortave acetate	RETAANE® 15 mg
	Nepafenac	NEVANAC®

Competition

The ophthalmic industry is highly competitive and subject to rapid technological change and evolving industry requirements and standards. Companies within our industry compete on technological leadership and innovation, quality and efficacy of their products, relationships with eye care professionals and healthcare providers, breadth and depth of product offering and pricing. The presence of these factors varies across our product offerings. We provide a broad line of proprietary eye care products and compete in all major product categories in the ophthalmic market with the exception of contact lenses and eyeglasses. Even if our principal competitors do not have a comparable range of products, they can, and often do, form strategic alliances and enter into co-marketing agreements to achieve comparable coverage of the ophthalmic market. We face strong local competitors in some markets, especially in Japan.

Pharmaceutical

Competition in the ophthalmic pharmaceutical market is characterized by category leadership of products with superior technology, including increases in clinical effectiveness (e.g., new compounds, new drug delivery systems, formulations and combination products), the development of therapies for previously untreated conditions (e.g., AMD) and competition based on price from competing brands or generic pharmaceuticals.

Our main competitors in the pharmaceutical market are Allergan, Inc., Bausch & Lomb Incorporated, Pfizer, Inc., Merck & Co., Inc., Daiichi Pharmaceutical Co., Ltd., Inspire Pharmaceuticals Inc., ISTA Pharmaceuticals Inc., Vistakon Pharmaceuticals, LLC (a Johnson & Johnson company), Genentech Inc. and Santen Pharmaceutical Co., Ltd.

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

Intellectual Property

We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2007, we owned approximately 1,400 United States patents and pending United States patent applications and approximately 6,300 corresponding patents and patent applications outside the United States.

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

Philanthropic Efforts

We have a long-standing commitment to bringing ophthalmic products to those who would not otherwise have access to them. Our Medical Missions Program supported more than 1,200 humanitarian efforts in 2007 involving over 4,200 volunteer eye care professionals in 94 countries. Using products that we provided without charge, these eye care professionals performed over 26,000 cataract procedures in 2007. We also conduct a patient assistance program in the United States, which provided ALCON® glaucoma and other ophthalmic pharmaceutical products in response to more than 36,000 requests in 2007.

Government Regulation

Overview

We are subject to comprehensive government controls governing the research, design, clinical and non-clinical development, manufacturing, labeling, advertising, promotion, safety and other reporting, storage, distribution, import, export, sale and marketing of our products in essentially all countries of the world. National health regulatory agencies generally require pre-approval of pharmaceuticals and medical devices prior to their entry into that country's marketplace. In addition, European Union Notified Bodies audit and govern applicable Quality Management System requirements, including ISO 13485:2003 and Medical Device Directive 93/42/EEC. The certifications obtained are accepted by Australia as well. Japan also has made recent changes by introducing requirements for quality management system regulations for medical device manufacturers. State and local laws also apply to our activities. This section summarizes the applicable regulations in the United States, European Union and Japan. Please also refer to "Risk Factors – Risks Related to Our Business and Industry – We are subject to extensive government regulation that increases our costs and could prevent us from selling our products."

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

In order for human clinical studies of a new drug to commence in the United States, an Investigational New Drug Application, or "IND," must be filed with the FDA; similar notifications are required in other countries. Informed consent also must be obtained from study participants. In general, studies may begin in the United States without specific approval by the FDA after a 30-day review period has passed. However, the FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. Studies are also subject to review by independent Institutional Review Boards

("IRB"), responsible for overseeing studies at particular sites and protecting human research study subjects. An IRB may prevent a study from beginning or suspend or terminate a study once initiated.

Clinical testing generally follows a prescribed format that involves initial exposure to normal, non-diseased subjects in Phase I clinical trials, followed by exposure of patients with disease to the new drug candidate in larger Phase II and Phase III clinical trials. United States law requires that studies conducted to support approval of a new drug be "adequate and well-controlled" as a way to control possible bias. This generally means that a control, either a placebo or a drug already approved in the market for the same disease, is used as a reference. Studies also must be conducted and monitored in accordance with good clinical practice and other requirements.

Following the completion of clinical trials, we thoroughly analyze the data to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, in the case of a drug product, a New Drug Application, or "NDA," is filed with the FDA along with proposed labeling for the product and information about the manufacturing processes and facilities that will be used to ensure product quality. Each NDA submission requires a substantial user fee payment for which the FDA has committed generally to review and make a decision concerning approval within 10 months, and of a new "priority" drug within six months. However, final FDA action on the NDA can take substantially longer and also may involve review and recommendations by an independent FDA advisory committee. The FDA also can refuse to file and review an NDA that it deems incomplete or not properly reviewable.

Before final action on a submission, the FDA may conduct a pre-approval inspection of our manufacturing facility to assess conformance to the current good manufacturing practice requirements and also may inspect sites of clinical investigators involved in our clinical development program to ensure their conformance to good clinical practices. The FDA may not approve an NDA, or may require revisions to the product labeling, require that additional studies be conducted prior to or as a condition of approval, or impose other limitations or conditions on product distribution, including, for example, adoption of a special risk management plan. Following approval, if new information arises related to safety or other issues, the FDA may impose post-approval clinical study and clinical trial requirements, require safety-related changes to product labeling, require the review of advertising aimed at consumers, or impose a new or modified risk management plan.

A different but similar application is used for biological products, and generally equivalent FDA review, approval and post-approval procedures and requirements apply.

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

A PMA must contain proposed directions for use for the device, information about the manufacturing processes and facilities, technical information and reports of nonclinical laboratory studies of the device, clinical data demonstrating that the device is safe and effective for its intended use, certain information regarding pediatric subpopulations, and other information required by the FDA. The FDA may refer a PMA for review by an advisory panel of outside experts for a recommendation regarding approval of the application. Clinical trials for a medical device must be conducted in accordance with FDA requirements, including informed consent from study participants, and review and approval by an IRB, and, additionally, FDA authorization of an Investigational Device Exemption application must be obtained for significant risk devices. The FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. The FDA may conduct a pre-approval inspection of our manufacturing facility, and also may inspect clinical investigators and clinical sites involved in our clinical trials program.

If the FDA's evaluation of a PMA is favorable, the FDA typically issues an "approvable letter" requiring the applicant to agree to comply with specific conditions, to supply specific additional data or information or to finalize the labeling, in order to secure final approval of the PMA application. Once the conditions contained in the approvable letter are satisfied, the FDA will issue a PMA order for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA order can include post-approval conditions that the FDA believes are necessary to ensure the safety and effectiveness of the device including, among other things, post-market studies or restrictions on labeling, promotion, sale, distribution and use. Products manufactured and distributed pursuant to a PMA are subject to extensive, ongoing regulation by the FDA. The FDA review of a PMA application generally takes one to two years from the date the application is accepted for filing but may take significantly longer. Supplemental PMA filings may be required prior to implementing product changes or manufacturing changes.

Pharmaceutical and Medical Device Registration Outside the United States

European Union

In the European Union, our products are subject to extensive regulatory requirements, such as the CE marking requirement for medical devices which, beyond the European Union, is recognized by markets such as Australia. As in the United States, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by regulatory agencies. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities.

In common with the United States, the various phases of pre-clinical and clinical research are subject to significant regulatory controls. The regulatory controls on clinical research in the European Union are now largely harmonized following the implementation of the Clinical Trials Directives 2001/20/EC and 2005/28/EC. Compliance with the national implementations of Directive 2001/20/EC and Directive 2005/28/EC has been mandatory from May 1, 2004 and January 29, 2006, respectively. However, variations in the member state regimes continue to exist, particularly in the small number of member states that have yet to implement both Directives fully. In order to demonstrate safety and efficacy for the medical devices the Company must conduct clinical investigations in accordance with the requirements of Annex X to the Medical Device Directive 93/42/EEC and applicable European and ISO standards, as implemented or adopted in the European Union member states. The resulting data is introduced into the product development cycle for next-generation or new products and considered as part of design controls and risk management practices in place.

All member states currently require regulatory and institutional or other central or regional ethics review board approval of interventional clinical trials for medicines. Clinical trials for medical devices usually require the approval of an ethics review board and the prior notification of the study to European regulators. Both regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

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

•

Centralized procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other "innovative medicinal products with novel characteristics." From November 20, 2005, the centralized procedure also has been mandatory for new chemical entities for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorder or diabetes. From May 20, 2008, the centralized procedure also will be mandatory for new chemical entities for auto-immune diseases, other immune dysfunctions and viral diseases. Under this procedure, an application is submitted to the European Medicines Agency. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee for Medicinal Products for Human Use. If this opinion is favorable, it is sent to the European Commission, which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

The European Union expanded its membership by ten in May 2004 and two more countries joined on January 1, 2007. Several other European countries outside the European Union, particularly the non-European Union members of the European Economic Area, i.e. Norway, Iceland and Liechtenstein, and those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

The European Union regulatory regime for most medical devices became mandatory in June 1998. Under this regime, a medical device may be placed on the market within the European Economic Area if it conforms to certain "essential requirements." The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. To assist manufacturers in satisfying the essential requirements, the European Commission has requested the preparation of standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement. In addition, Alcon considers vertical standards wherever applicable and notates these in the applicable Essential Requirement Checklist for any given medical device intended for distribution in the European Union.

Manufacturers must demonstrate that their devices conform to the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. Medical devices in all but the lowest risk classification are also subject to a notified body conformity assessment. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities. Manufacturers usually have some flexibility to select conformity assessment procedures for a particular class of device and to reflect their circumstances, e.g. the likelihood that the manufacturer will make frequent modifications to its products. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Notified bodies also may review the manufacturer's quality systems. If satisfied that the product conforms with the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity and application of the CE mark.

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

In 2005, Japan introduced the Drug Master File, which enables compound developers to protect their confidential data. The Japanese Drug Master File allows manufacturer of active pharmaceutical ingredients to file in confidence manufacturing process and other sensitive information with the authorities to which Japanese licensees may refer in their new drug application.

In the latest development, the Japanese government extended the "exclusivity" period of active pharmaceutical ingredients, which is separate from patent protection, from six to eight years. No abbreviated generic application will be accepted during this period.

Other Regulation

Ongoing Reporting and Recordkeeping

Following approval, a pharmaceutical or device company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including reporting cases of adverse events and device malfunctions, and maintaining appropriate design control and quality control records. Some medical devices also may be subject to tracking requirements. The FDA is in the process of implementing or considering a number of changes to its postmarket requirements for medical devices, including a unique device identification ("UDI") system and other changes to enhance postmarket surveillance for medical devices.

Advertising and Promotion

Drug and medical device advertising and promotion are subject to federal and state regulations. In the United States, the FDA regulates company and product promotion, including direct-to-consumer advertising. Violative materials may lead to FDA enforcement action, including for drugs the imposition of civil monetary penalties utilizing new authority the FDA has been granted. The FTC also has certain authority over medical device advertising. In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising. Some European Union member states also restrict the advertising of medical devices. The restrictions vary from state to state. Some subject only those medical devices that are reimbursed under state healthcare systems to specific advertising and promotion restrictions. Others restrict the advertising and promotion of devices for the treatment or diagnosis of certain listed conditions. In Japan, advertising and marketing of medical devices are subject to a government recommendation and industry self-regulations. Advertising of unapproved medical devices, for which pre-marketing approval is mandatory, is subject to criminal penalty.

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

Lasers

In the United States, our lasers are subject to the Electronic Product Radiation Control provisions of the Federal Food, Drug, and Cosmetic Act, previously codified as the Radiation Control for Health and Safety Act, which areadministered by the Center for Devices and Radiological Health of the FDA. This law requires laser manufacturers to file new product and annual reports, comply with performance standards and maintain quality control, product testing and sales records. In addition, lasers sold to end users must comply with labeling and certification requirements. Various warning labels must be affixed to the laser depending on the class of the product under the performance standard.

In the European Union, medical device rules regulate lasers intended for medical purposes. Depending on the class and purpose of each laser, member states also may impose additional restrictions and controls, such as limitations on those entitled to use the products and the facilities where their use is permitted. Similarly, Japan's medical device regulations cover laser products for medical treatment purposes, and the authorities do not allow the use of lasers for aesthetic purposes by non-doctors.

Other

Our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the FTC, the Department of Justice, CMS, other divisions of the Department of Health and Human Services, and state and local governments. Among other laws and requirements, our post-approval manufacturing and promotion activities must comply with the Federal Food, Drug, and Cosmetic Act and the implementing regulations of the FDA, and we must submit post-approval reports required by these laws. We must file marketing authorization variations or supplemental applications with the FDA or other regulators and obtain their approval for labeling, manufacturing, and other product changes, depending on the nature of the changes. Our distribution of pharmaceutical samples to physicians must comply with applicable rules, including the Prescription Drug Marketing Act. Our sales, marketing and scientific/educational programs must comply with the medicines advertising and anti-bribery rules and related laws, such as anti-kickback provisions of the Social Security Act, the False Claims Act, the Veterans Healthcare Act, and similar state laws. Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990. On July 17, 2007, CMS published a final rule implementing provisions of the Deficit Reduction Act of 2005 regarding Medicaid drug rebates. The rule addresses a broad range of issues relating to the determination of average manufacturer price, determination of best price, treatment of authorized generics, the definition of nominal prices and new manufacturer reporting requirements, among others. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Finally, certain jurisdictions have other trade regulations from time to time to which our business is subject, such as technology or environmental export controls and political trade embargoes. Most European Union member states and Japan impose controls and restrictions that are similar in nature or effect.

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

We continue to obtain certifications under the internationally recognized environmental standard ISO 14001. Currently we have fifteen ISO 14001 certified operations. These include our European pharmaceutical and surgical manufacturing facilities in Puurs, Belgium, Cork, Ireland, and Kaysersberg, France, and our manufacturing and research and development operations in Barcelona, Spain, and Schaffhausen, Switzerland. U.S. certified operations include our manufacturing facilities in Sinking Spring, Pennsylvania, Irvine, California, Orlando, Florida, Houston, Texas, Huntington, West Virginia, and Fort Worth, Texas. Our manufacturing facilities in Mexico City, Mexico, and Sao Paulo, Brazil, just recently attained their ISO 14001 certification. Additional certifications include our research and development facilities and our corporate environmental affairs department in Fort Worth, Texas. Certification possibilities for our newest surgical manufacturing facility in Erlangen, Germany will be assessed in 2008. The Company also has developed its own internal Alcon Environmental Management

System based on the core elements of ISO 14001 and implemented this system at our domestic distribution centers in Reno, Nevada and Elkridge, Maryland. Based upon our reviews and the outcome of local, state and federal inspections, we believe that our manufacturing facilities are in substantial compliance with all applicable environmental, health and safety requirements. We are not aware of any pending litigation or significant financial obligations arising from any alleged failure to comply with environmental, health and safety laws and regulations that are likely to have a material adverse impact on our financial position.

We are subject to environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act, that require the cleanup of soil and groundwater contamination at sites currently or formerly owned or operated by us, or at sites where we may have sent waste for disposal. These laws often require parties to fund remedial action at sites regardless of fault. We have been named as a potentially responsible party with respect to the remediation costs at two sites which are in the process of settlement or remediation. As a result of our long history of manufacturing operations, there may be other sites for which we may be responsible for all or a portion of the clean-up costs. However, we believe that we have adequate reserves for our currently known remediation matters and that such matters will not have a material adverse effect on our results of operations, liquidity or consolidated financial position. In an effort to ensure ongoing compliance with applicable environmental laws and regulations, we have a program to continually monitor waste, water, air emissions, ozone depletion components and energy consumption.

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

In the United States, debate over the reform of the healthcare system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public healthcare programs, and proposals have been made to increase the rebate levels. Various states have adopted mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. New federal legislation, enacted in December 2003, added an outpatient prescription drug benefit to Medicare, effective January 1, 2006. The benefit is provided primarily through private entities, which attempt to negotiate price concessions from pharmaceutical manufacturers. The new law specifically prohibits the United States government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, but some members of Congress are still pursuing legislation that would permit the United States government to use its purchasing power to negotiate discounts from pharmaceutical companies, which would likely have a negative impact on the pricing of prescription drugs. In addition, the law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include certain limitations on prescription drug prices.

This focus on pricing has led to other adverse government action, and may lead to other action in the future. For example, legislative proposals have been made to change the import laws to broaden permissible imports. Even if the changes to the import laws do not take effect, imports from Canada and elsewhere may increase due to market and political forces, and the limited enforcement resources of the FDA, the Customs Service, and other government agencies. For example, numerous states and localities have proposed programs to facilitate Canadian imports, and some already have begun such a program, notwithstanding questions raised by the FDA about the legality of such actions. We expect that pressures on pricing and operating results will continue.

In the European Union, governments influence the price of pharmaceutical products and medical devices through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Health and Clinical Excellence in the United Kingdom, which evaluates the health economics data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

In Japan, reimbursement prices of drug products and medical devices are determined by the National Health Ministry biannually, under the national health insurance. The Ministry reviews the reimbursement prices of individual products biannually. In 2006, the Japanese government reduced the overall reimbursement rates by over 3% and reduced the drug reimbursement rates by 1.6% and the downward pressure is likely to remain because of persistent budget deficits. Compensation for medical devices often takes the form of doctors' fee, which can be modified from time to time with additions of technologies using new medical devices.

C.	ORGANIZATIONAL STRUCTURE

Alcon, Inc. is the parent holding company of the worldwide group of Alcon companies. Alcon, Inc. owns 100% of the common voting stock in Alcon Holdings Inc., the holding company for our U.S. operations. The U.S. operations include a diverse group of subsidiaries that perform manufacturing, selling, marketing, distribution and research functions. Our larger U.S. subsidiaries are:

•	Alcon Laboratories, Inc., which performs selling, marketing and distribution activities in the United States, with physical locations in Texas, California, Maryland, Hawaii and Nevada, and
•	Alcon Research, Ltd., which is responsible for Alcon's U.S. manufacturing and research and development operations with physical locations in Texas, California, West Virginia and Pennsylvania.

Alcon, Inc. also directly or indirectly owns numerous operating subsidiaries located outside the United States, with substantial presence in Europe, Japan, South America, Canada and Australia. These international subsidiaries are primarily engaged in selling, marketing and distribution activities; however, several international subsidiaries conduct manufacturing operations and a few maintain small research facilities. Our larger international subsidiaries, all of which are wholly owned by Alcon, Inc., are:

•	Alcon International SA (Switzerland), which provides global administration services,
•	Alcon Pharmaceuticals Ltd. (Switzerland), which operates as our international trading company,
•	NV Alcon Coordination Center (Belgium) and Alcon Credit Corporation (Switzerland), our international financing companies,
•	Trinity River International Investments (Bermuda) Ltd., which manages Alcon's international portfolio investments, and
•	Trinity River Insurance Co. Ltd., which provides a wide range of insurance coverage for Alcon affiliates worldwide.

Exhibit 8.1 provides a shorter list of significant subsidiaries, as defined by the SEC.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices and registered office are located at Bösch 69, P.O. Box 62, 6331 Hünenberg, Canton of Zug, Switzerland. The principal offices for our United States operations are located at 6201 South Freeway, Fort Worth, Texas 76134.

We believe that our current manufacturing and production facilities have adequate capacity for our medium-term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities. The FDA and other regulatory agencies regulate the approval for use of manufacturing facilities for pharmaceuticals and medical devices, and compliance with these regulations requires a substantial amount of validation time prior to start-up and approval. Accordingly, it is important to our business that we ensure we have sufficient manufacturing capacity to meet our future production needs. We presently anticipate expanding the capacity of seven of our manufacturing facilities over the next two years. The "History and Development of the Company" at the beginning of this Item 4 provides additional discussion of capital expenditures underway.

The following table sets forth, by location, approximate size and principal use of our main manufacturing and other facilities at December 31, 2007:

Location	Approximate Size	Principal Use(s)	Owned/ Leased
United States:	(sq. feet)
Fort Worth, Texas	1,534,000	Research and development, administrative buildings	Owned
Fort Worth, Texas	113,000	Warehouse	Leased
Fort Worth, Texas	337,000	Pharmaceutical, contact lens care and surgical solutions	Owned
Fort Worth, Texas	314,000	Pharmaceutical and small volume consumer products	Owned
Houston, Texas	364,000	Surgical (Custom Pak®and consumables)	Owned
Irvine, California	210,000	Surgical (electronic instruments and consumables),	Leased
		research and development
Huntington, West Virginia	151,000	Surgical (intraocular lenses)	Owned
Sinking Spring, Pennsylvania	165,000	Surgical (hand-held instruments and consumables)	Owned
Orlando, Florida	90,000	Surgical (refractive equipment), research and development	Leased
Elkridge, Maryland	110,000	Distribution warehouse	Leased
Reno, Nevada	79,000	Distribution warehouse	Leased

Outside the United States:
Barcelona, Spain	484,000	Pharmaceutical, contact lens care, research and development	Owned
Puurs, Belgium	470,000	Pharmaceutical, contact lens care, surgical	Owned
		(viscoelastics and Custom Pak®), administrative
Kaysersberg, France	138,000	Pharmaceutical, contact lens care	Owned
Sao Paulo, Brazil	90,000	Pharmaceutical, contact lens care	Owned
Sao Paulo, Brazil	78,000	Administrative, warehouse	Leased
Cork, Ireland	95,000	Surgical (intraocular lenses)	Owned
Cork, Ireland	15,000	Surgical (intraocular lenses)	Leased
Schaffhausen, Switzerland	16,000	Surgical (microsurgical instruments)	Owned
Schaffhausen, Switzerland	21,000	Surgical (microsurgical instruments)	Leased
Mexico City, Mexico	44,000	Pharmaceutical, contact lens care	Owned
Mexico City, Mexico	84,000	Administrative building and warehouse	Owned
Erlangen, Germany	43,000	WaveLight administrative, research and development	Leased
Pressath, Germany	15,000	Surgical (WaveLight refractive equipment)	Leased

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see "Cautionary Note Regarding Forward-Looking Statements"for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview of Our Business

General

Alcon, Inc. ("Alcon") and its subsidiaries (collectively, the "Company") develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses, and have grown our annual sales from $82 million to approximately $5.6 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering.

We conduct our global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (prescription drugs); (ii) surgical equipment and devices (cataract, vitreoretinal and refractive); and (iii) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing, share-based compensation and other corporate functions. We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, surgery centers, managed care organizations, health maintenance organizations, government agencies/entities and individuals.

On November 9, 2007, Alcon completed the acquisition of 77.4% of the common shares of WaveLight AG ("WaveLight"). WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery. The ALLEGRETTO™ laser has a global installed base of more than 800 units and offers the fastest ablation speed on the market today. This $113.0 million acquisition combined WaveLight's technological expertise and the ALLEGRETTO™ laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.

Market Environment

Demand for healthcare products and services is increasing in established markets as a result of aging populations and the emergence of new drug therapies and medical devices. Likewise, demand for healthcare products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards. As a result of these factors, healthcare costs are rising at a faster rate than macroeconomic growth in many countries. This faster rate of growth has led governments and other purchasers of healthcare products and services, either directly or through patient reimbursement, to exert pressure on the prices of healthcare products and services. These cost-containment efforts vary by market.

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of healthcare products and services. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 continues to present opportunities and challenges for pharmaceutical companies. Many states also have implemented more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations support increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the leading market share position in generic ophthalmic pharmaceuticals in the United States, based on retail prescriptions filled in 2007, according to Wolters Kluwer Health Prescription Service Audit. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we continue to introduce medically advanced products that differentiate us from our competitors.

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

Outside the United States, third-party payor reimbursement of patients and healthcare providers and prices for healthcare products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of healthcare costs is widespread, governments often require price reductions. The economic integration by European Union members and the introduction of the euro also have impacted pricing in these markets, as more affluent member countries are requesting prices for healthcare products and services comparable to those in less affluent member countries.

In most of the emerging markets in Latin America and Asia, average income levels are relatively low, government reimbursement for the cost of healthcare products and services is limited and prices and demand are sensitive to general economic conditions. However, demand for our products in many developing countries has been rising.

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

Our translation risk exposures are principally to the euro, Japanese yen, Canadian dollar, British pound sterling and Australian dollar. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, most of our assets that are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits, while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits. We experienced positive currency impacts during 2007, 2006 and 2005. During 2007 and 2006, the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits. In 2005, while the U.S. dollar strengthened against most major currencies during the year, the average rate was still weaker compared to 2004 rates, creating a positive currency effect on our results. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

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

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products. Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor. We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies. In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure from governments and from managed care organizations in the United States to reduce prices. We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall and also in our otic products, which have significantly larger sales in the summer months than at other times of the year. Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. The number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions; however, because cataract patients now have the ability to pay out of their own pockets for certain premium technologies, sales of premium intraocular lenses could be affected by economic conditions. We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside the United States, we generally do not charge a technology fee, although we charge a technology fee when our LADARWave® CustomCornea® wavefront system is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used and the types of products used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

Sales of our consumer eye care products are influenced by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, advertising and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments some consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

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

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. As part of the Company's commitment to develop treatments for diseases, disorders and other conditions of the eye, we normally plan to spend approximately 10% to 11% of sales for research and development. During each of the years 2007, 2006 and 2005, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to acquisitions and the licensing of intangible assets. In 2006, we recognized impairment losses of $144.8 million, including $125.7 million in amortization of intangibles, on certain assets used in our refractive product line, as discussed in note 5 to the consolidated financial statements. In 2007, we recognized additional losses totaling

$32.7 million, including $8.7 million in amortization of intangibles, related to the impairment of certain assets used in our refractive product line and the valuation of refractive product inventories. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2007 is estimated to decrease from $26.5 million in 2008 to $3.8 million in 2012.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R) as promulgated by the Financial Accounting Standards Board ("FASB") related to share-based payments. The adoption required that we begin recognizing costs ($84.4 million and $83.0 million in 2007 and 2006, respectively) for share-based compensation that were not recognized in prior periods, as discussed more fully in note 12 to the consolidated financial statements.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. Under SFAS No. 158, retrospective application is not permitted. Therefore, the amounts of accumulated other comprehensive income at December 31, 2007 and 2006 were not directly comparable to the amount in 2005. The adoption did not affect net earnings in 2007 and 2006.

The Company adopted the provisions of FASB Interpretation ("FIN") No. 48, effective January 1, 2007. The Company identified its uncertain tax positions and prepared reserves for contingent tax liabilities to reflect the associated unrecognized tax benefits in accordance with FIN No. 48. As a result of the implementation of FIN No. 48, the Company recognized a $30.0 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. The implementation did not affect net earnings.

Material Opportunities, Challenges and Risks

The Company is focused on its ability to bring new products successfully to market in a competitive industry environment. The Company's long term profitability is dependent upon the ability of its research and development activities to provide a pipeline of new products that are successful in the marketplace. In general, we are able to generate higher margins from the sales of our products that are under patents or licenses restricting the production or sale of such products by others. Our goal is to consistently advance the state of our research and development so as to be in a position, as existing products approach the end of their patent or license protection periods, to introduce new products that provide greater efficacy, broader application or more convenience. Such products under new patents or licenses provide opportunities to maintain and grow our sales.

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

On February 21, 2007, the Company issued a Device Safety Alert that directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not apply to the

LADARVision® 4000 laser system. This and subsequent alerts were issued in response to the Company's receipt of reports that certain patients exhibited a decrease in best corrected visual acuity following custom laser procedures using the LADAR6000™ excimer laser. The Company began an investigation to determine the cause of the reports and notified the United States Food and Drug Administration ("FDA") of this situation. Because the Company has not determined the cause of these reports and was not able to allow resumption of the use of those procedures, the Company decided to remove all LADAR6000™ systems in the United States. The removal was completed in December 2007. The Company worked with the affected customers to minimize the impact of the removal and to install other equipment. The costs associated with removal of the remaining systems were not significant.

As indicated earlier, our industry is dependent on proprietary technology and we vigilantly strive to protect ours. From time to time, competitors challenge our intellectual property rights.

Alcon has joined with its commercial partners in filing patent infringement actions against three different generic drug companies. All of these generic drug companies are seeking FDA approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Healthcare AG.) As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer Healthcare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Healthcare's systematic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer Healthcare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer Healthcare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. As a result of the lawsuit filing, the FDA must delay any approval of Teva's Vigamox® ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Healthcare and Teva relative to the two Bayer Healthcare patents was resolved by settlement on the eve of trial. The terms of the settlement have not yet been made public, but at the trial that proceeded between Teva and Alcon, Teva did not challenge either of the Bayer Healthcare patents, the latter of which extends until September 4, 2014 for Vigamox®. The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008. Judgment is not expected until the first half of 2009. Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product well before the 2020 expiration of the Alcon patent. Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kogyo Co. Ltd., holds another United States patent that has not been challenged in this case and extends through 2010. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa Hakko, will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has been scheduled for September 15, 2008. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product. Unlike the Apotex ANDA, which is challenging only the patent jointly owned by Kyowa Hakko and Alcon, the Barr ANDA is also challenging Kyowa Hakko's composition patent on olopatadine, the active agent in Patanol®. The 30-month period after which the FDA could approve Barr's generic product will expire the end of March 2010, nine months before the Kyowa Hakko composition patent expires. Alcon and Kyowa Hakko filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case. Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company's nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded provisions totaling $8.7 million ($3.2 million in cost of goods sold and $5.5 million in selling, general and administrative expenses) for the resulting write-offs and estimated costs of repairs. Based on more recent estimates, approximately $1.3 million of the provision was reversed in November 2006. The repairs were completed in early 2007. The Company was effectively self-insured through its captive insurance subsidiary for these losses and is involved in legal proceedings to seek recovery of these losses and other incremental operating costs from the third parties responsible for the fires and explosions; however, in accordance with SFAS No. 5, the Company has not recognized any amounts for such recovery.

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

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. The Company participates in various managed care sales rebate and other incentive programs, the largest of which relates to Medicaid and Medicare. Sales rebate and other incentive programs also include chargebacks, which are discounts given primarily to wholesalers for their sales of Alcon products at contractual prices to federal government agencies, health maintenance organizations, pharmacy benefits managers and group purchasing organizations. Sales rebates and incentive accruals reduce revenue in the same period that the related sale is recorded and are included in "Other current liabilities" in our consolidated balance sheets. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. The Company generally offers cash discounts to customers for the early payment of receivables. Those discounts are recorded as a reduction of revenue and accounts receivable in the same period that the related sale is recorded. While we believe that our reserves for product returns and rebates and for cash discounts are adequate, if the actual results are significantly different than the estimated costs, our sales may be over- or understated.

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

Investments: The Company recognizes an impairment charge when the decline in the fair value of our investments below their cost is judged to be other than temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near term prospects of the investment entity, and our intent and ability to hold the investment for a period of time to allow for any anticipated recovery in market value. Our ongoing consideration of these factors could result in impairment charges in the future, which could adversely affect our net earnings.

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill and intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist, or at least annually for goodwill. In 2006, the Company recorded impairment losses totaling $144.8 million, including $125.7 million related to intangible assets, for certain assets used in the refractive product line when projected cash flows indicated the costs of the assets would not be recoverable. In the first quarter of 2007, the Company recognized losses of $8.7 million related to impairment of the remaining intangibles used in the refractive product line based upon additional information, as discussed in note 5 to the consolidated financial statements.

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

Tax Liabilities: We are subject to income taxes in Switzerland, as well as the United States and most other foreign jurisdictions throughout the world, and are regularly audited in many of these jurisdictions. Tax laws throughout the world are complex and the application of these rules to the Company's global business operations can be uncertain. While we believe we take reasonable positions on the tax returns filed throughout the world, some of these positions may be challenged during income tax audits in Switzerland, the United States and other jurisdictions. Consequently, significant judgment is required in evaluating our tax positions to determine the Company's ultimate tax liability. Management records current tax liabilities based on the principles of SFAS No. 109, the more-likely-than-not recognition and measurement standard of the FASB's Financial Interpretation No. 48 and U.S. GAAP, including the assumption that all material tax risks will be identified in the relevant examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities under these standards. However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

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

Pension and Other Employee Benefits: We must make certain assumptions in the calculation of the actuarial valuation of the Company-sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in healthcare costs. Furthermore, our actuarial consultants also use subjective factors such as withdrawal and mortality rates. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 16 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company and the adoption of SFAS No. 158.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales
	2007	2006	2005	2007	2006	2005
	(in millions, except percentages)
Sales:
United States	$2,672.5	$2,463.7	$2,195.4	47.7%	50.3%	50.3%
International	2,927.1	2,432.9	2,173.1	52.3	49.7	49.7

Total sales	5,599.6	4,896.6	4,368.5	100.0	100.0	100.0
Costs of goods sold	1,398.2	1,215.1	1,078.4	25.0	24.8	24.7

Gross profit	4,201.4	3,681.5	3,290.1	75.0	75.2	75.3
Selling, general and administrative	1,694.0	1,398.5	1,594.7	30.2	28.5	36.4
Research and development	564.3	512.1	421.8	10.1	10.5	9.7
In process research and development	9.3	--	--	0.2	--	--
Amortization of intangibles	50.7	198.8	85.7	0.9	4.1	2.0

Operating income	1,883.1	1,572.1	1,187.9	33.6	32.1	27.2
Gain (loss) from foreign currency, net	11.2	(7.9)	0.7	0.2	(0.1)	--
Interest income	69.3	74.1	48.7	1.2	1.5	1.1
Interest expense	(50.0)	(42.6)	(38.8)	(0.9)	(0.9)	(0.9)
Other, net	15.4	21.2	4.4	0.3	0.4	0.1

Earnings before income taxes	1,929.0	1,616.9	1,202.9	34.4	33.0	27.5
Income taxes	342.6	268.8	271.9	6.1	5.5	6.2

Net earnings	$1,586.4	$1,348.1	$931.0	28.3%	27.5%	21.3%

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses several factors affecting the comparability of certain items in the above table.

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

				As a % of Total Sales
	2007	2006	2005	2007	2006	2005
	(in millions, except percentages)

Alcon United States:
Pharmaceutical	$1,279.5	$1,170.6	$1,047.7	47.9%	47.5%	47.7%
Surgical	1,011.8	950.4	870.1	37.9	38.6	39.6
Consumer eye care	381.2	342.7	277.6	14.2	13.9	12.7

Total sales	$2,672.5	$2,463.7	$2,195.4	100.0%	100.0%	100.0%

Segment operating income (1)	$1,487.3	$1,290.8	$1,098.3	55.7%	52.4%	50.0%

Alcon International:
Pharmaceutical	$1,034.3	$836.6	$720.0	35.3%	34.4%	33.1%
Surgical	1,488.0	1,253.4	1,146.8	50.9	51.5	52.8
Consumer eye care	404.8	342.9	306.3	13.8	14.1	14.1

Total sales	$2,927.1	$2,432.9	$2,173.1	100.0%	100.0%	100.0%

Segment operating income (1)	$1,211.3	$996.9	$875.9	41.4%	41.0%	40.3%

(1)

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

The following table sets forth, for the periods indicated, sales by product category for Alcon United States, Alcon International and our consolidated operations and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period. All sales for Alcon United States are recorded in U.S. dollars and, therefore, this business segment does not experience any currency translation gains or losses.

					Change						Change
				Foreign	in					Foreign	in
				Currency	Constant					Currency	Constant
	2007	2006	Change	Change	Currency	(a)	2006	2005	Change	Change	Currency	(a)
	(in millions, except percentages)

Alcon United States:
Pharmaceutical	$1,279.5	$1,170.6	9.3%	--%	9.3%		$1,170.6	$1,047.7	11.7%	--%	11.7%
Surgical	1,011.8	950.4	6.5	--	6.5		950.4	870.1	9.2	--	9.2
Consumer eye care	381.2	342.7	11.2	--	11.2		342.7	277.6	23.5	--	23.5

Total sales	$2,672.5	$2,463.7	8.5	--	8.5		$2,463.7	$2,195.4	12.2	--	12.2

Alcon International:
Pharmaceutical	$1,034.3	$836.6	23.6	7.1	16.5		$836.6	$720.0	16.2	1.4	14.8
Surgical	1,488.0	1,253.4	18.7	6.8	11.9		1,253.4	1,146.8	9.3	0.2	9.1
Consumer eye care	404.8	342.9	18.1	6.4	11.7		342.9	306.3	11.9	1.1	10.8

Total sales	$2,927.1	$2,432.9	20.3	6.8	13.5		$2,432.9	$2,173.1	12.0	0.7	11.3

Total:
Pharmaceutical	$2,313.8	$2,007.2	15.3	3.0	12.3		$2,007.2	$1,767.7	13.5	0.5	13.0
Surgical	2,499.8	2,203.8	13.4	3.8	9.6		2,203.8	2,016.9	9.3	0.1	9.2
Consumer eye care	786.0	685.6	14.6	3.1	11.5		685.6	583.9	17.4	0.6	16.8

Total sales	$5,599.6	$4,896.6	14.4	3.4	11.0		$4,896.6	$4,368.5	12.1	0.4	11.7

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2007 reported amounts, calculated using 2006 monthly average exchange rates, to the actual 2006 reported amounts. The same process was used to compare 2006 to 2005. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2007 Compared to Year ended December 31, 2006

Sales

Global sales increased 14.4% to $5,599.6 million in the year ended December 31, 2007 from sales in 2006. Of this increase, 3.4% was attributable to favorable foreign exchange fluctuations. Excluding the effect of foreign exchange fluctuations, global sales would have grown 11.0%, primarily reflecting volume growth during the year ended December 31, 2007.

Alcon United States sales increased 8.5% to $2,672.5 million in the year ended December 31, 2007 from $2,463.7 million in 2006. U.S. Pharmaceutical sales reflected sales gains in all major therapeutic areas. However, U.S. Pharmaceutical sales were negatively affected because of a shift in sales to Medicare Part D and managed care programs, resulting in an increase in rebates on such sales. Surgical sales benefited from increased sales of AcrySof ® intraocular lenses, as well as higher sales of cataract and vitreoretinal products that were offset slightly by a small decrease in sales of refractive products. The increase in U.S. Consumer Eye Care sales primarily resulted from the sales growth of OPTI-FREE® RepleniSH® multi-purpose disinfecting solution for contact lenses.

Alcon International sales increased 20.3% (13.5% in constant currency) to $2,927.1 million in the year ended December 31, 2007, from $2,432.9 million in 2006. The markets in Japan, Russia, Canada, Brazil and France led the sales growth in constant currency. Pharmaceutical sales outside the United States grew in all major therapeutic areas. Growth in Surgical sales outside the United States came from cataract and vitreoretinal products, as well as from AcrySof® intraocular lenses, including AcrySof® IQ and AcrySof® Natural intraocular lenses. Higher sales of OPTI-FREE® multi-purpose disinfecting solutions for contact lenses and Systane® and Tears Naturale® lubricant eye drops drove the increase in International sales of Consumer Eye Care Products.

				Foreign	Change in
				Currency	Constant
GLOBAL PRODUCT SALES	2007	2006	Change	Change	Currency	(a)
	(in millions, except percentages)

Infection/inflammation	$814.5	$730.2	11.5%
Glaucoma	830.1	693.8	19.6
Allergy	446.8	386.6	15.6
Otic	257.0	237.0	8.4
Other pharmaceuticals/rebates	(34.6)	(40.4)	*

Total Pharmaceutical	2,313.8	2,007.2	15.3	3.0%	12.3%

Intraocular lenses	919.4	794.4	15.7
Cataract/vitreoretinal	1,528.8	1,357.7	12.6
Refractive	51.6	51.7	(0.2)

Total Surgical	2,499.8	2,203.8	13.4	3.8	9.6

Contact lens disinfectants	440.2	370.6	18.8
Artificial tears	233.2	200.4	16.4
Other	112.6	114.6	(1.7)

Total Consumer Eye Care	786.0	685.6	14.6	3.1	11.5

Total Global Sales	$5,599.6	$4,896.6	14.4	3.4	11.0

*	Not Meaningful
(a)	See (a) on previous table.

Note:	We have reclassified certain 2006 sales details to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 15.3% (12.3% in constant currency) in the year ended December 31, 2007 compared to 2006. Sales of Pharmaceutical products grew faster outside the United States because of several recent product launches in Europe and Japan, as well as faster market growth in emerging markets. Volume gains contributed most of our global sales growth for our key products in all major therapeutic categories.

Our line of glaucoma products provided the largest percentage of sales growth. Combined sales of our family of TRAVATAN® products, including TRAVATAN® ophthalmic solution, TRAVATANZ® ophthalmic solution and DuoTrav™ ophthalmic solution, grew 30.9% for the year ended December 31, 2007 compared to 2006. TRAVATANZ® enables doctors to help glaucoma patients with a benzalkonium chloride ("BAC") free prostaglandin. The U.S. commercial launch of TRAVATANZ® began in October 2006 and we launched this product as TRAVATANZ™ ophthalmic solution in Japan during the fourth quarter of 2007. In the second quarter of 2006, we launched DuoTrav™, a combination of the prostaglandin analogue travoprost with the beta blocker timolol, in several European Union countries, Canada and Australia. During the year ended December 31, 2007, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, posted a 20.4% sales increase compared to 2006, driven by growth in both the U.S. and International markets.

Sales of Vigamox® ophthalmic solution, our leading anti-infective fluoroquinolone drug, increased 16.1% compared to 2006, due to increased sales around the world as physicians continued to convert to Vigamox® from older anti-infective drugs. Sales of TobraDex® ophthalmic suspension and ointment, our leading combination therapy for infection and inflammation, increased 8.1% during the year ended December 31, 2007 over the prior year.

NEVANAC® ophthalmic suspension is our ophthalmic non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery. Sales of NEVANAC® grew 30.0% in the year ended December 31, 2007 over the prior year.

Despite relatively flat growth in the U.S. allergy market, global sales of our allergy products, Patanol® ophthalmic solution and Pataday™ ophthalmic solution, grew 16.5% in the year ended December 31, 2007 over 2006. An important contributor to this above-market growth was the U.S. launch of Pataday™, the only once-a-day ocular prescription allergy medicine, that led to total allergy franchise market share gains as reported by Wolters Kluwer Health Source Prescription Audit. Patanol® product sales also were supported by faster growth outside the United States, due in part to the market share gained by this product in the spring allergy season in 2007 in Japan, where it was launched in September 2006.

U.S. sales of CIPRODEX® otic suspension were primarily responsible for an 8.4% increase in global sales of otic products during the most recent year. (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Healthcare AG.) The vast majority of CIPRODEX® otic sales occur in the United States. According to Wolters Kluwer Health Source Prescription Audit, total U.S. prescriptions for CIPRODEX® otic increased 5.4% in the year ended December 31, 2007, while total U.S. prescriptions in the otic segment of the market declined 3.4%.

The change in the other pharmaceuticals/rebates line for the year ended December 31, 2007 compared to 2006 reflected three factors. First, during the three months ended March 31, 2007, we recognized approximately $7.9 million for reimbursement we received for Federal Price Ceiling refunds we paid prior to October 2006 for which the U.S. Department of Defense suspended collections. Second, Alcon International's sales of other pharmaceuticals not included in the above therapeutic categories rose 17.8%, with more than half of this sales increase occurring in Russia. Third, the Company's rebates relating to the U.S. Federal Medicaid program have declined. The decline in U.S. Medicaid rebates has been partially offset by an increase in rebates related to the Federal Medicare Part D program, which began January 1, 2006. Rebates have been estimated and accrued in the quarter in which the related sales have been recorded. Rebates related to the Federal Medicare Part D program have been applied to the sales within the various product line categories when paid, while rebates for Federal Medicaid programs historically have not. Consequently, sales of the various product line categories also reflect reductions for the shift in the rebate types.

Surgical

Global sales of our surgical products grew 13.4% (9.6% in constant currency) to $2,499.8 million in the year ended December 31, 2007 compared to $2,203.8 million in 2006. Higher sales of intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for the growth, which was offset slightly by a small decline in sales of our refractive products. Because of the acquisition of WaveLight in November 2007, surgical sales included $15.1 million in third-party sales of WaveLight products.

Sales of intraocular lenses increased 15.7% in the year ended December 31, 2007. This increase reflected continued growth in the market and in our market share, as well as the shift in demand from lower-priced monofocal intraocular lenses to our higher priced monofocal lenses, the AcrySof® Natural and AcrySof® IQ aspheric intraocular lenses, especially outside the United States. We also experienced sales growth in our newer technology products, such as the AcrySof® ReSTOR® multifocal intraocular lens that corrects for presbyopia and the AcrySof® Toric intraocular lens that corrects for astigmatism. Global sales of our newer technology lenses grew 31.4% in the year ended December 31, 2007 compared to 2006.

The AcrySof® IQ is an aspheric lens that is designed to reduce corneal spherical aberration. Ophthalmic experts believe that uncorrected corneal spherical aberrations reduce the quality of visual function. After submitting clinical data on this lens to the Centers for Medicare and Medicaid Services ("CMS"), effective May 19, 2006, this agency recognized the AcrySof® IQ intraocular lens as belonging to the New Technology Intraocular Lens ("NTIOL") classification defined by Reduced Spherical Aberration. This NTIOL designation increased the Medicare payment to ambulatory surgery centers for cataract surgery by $50, when surgery is performed with an AcrySof® IQ intraocular lens. This facilitated market acceptance of the AcrySof® IQ in the United States; however, most of the incremental reimbursement was retained by the ambulatory surgery centers and was not passed on to the Company.

      In late 2005 and early 2006, we received regulatory approvals for the AcrySof® Toric intraocular lens in several major markets. The AcrySof® Toric is a monofocal lens designed to correct for various levels of pre-existing astigmatism in cataract patients. In January 2007, the CMS issued a ruling that allows cataract patients to choose an intraocular lens to reduce or eliminate pre-existing corneal astigmatism. Prior to this ruling, limitations on Medicare payment and market pricing for astigmatism-correcting intraocular lenses effectively would have prevented beneficiaries from having these lenses implanted. Under this policy, Medicare will continue existing reimbursement amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges for astigmatism-correcting intraocular lenses such as the AcrySof® Toric.

On February 1, 2007, we announced that the FDA granted approval of the aspheric version of the AcrySof® ReSTOR® apodized diffractive intraocular lens for the visual correction of aphakia following cataract surgery in adult patients with and without presbyopia. This new lens is the only FDA-approved presbyopia-correcting intraocular lens that incorporates aspheric optics into its design. We began selling this lens in the third quarter of 2007. In the United States, this lens benefits from a CMS ruling that allows cataract patients to choose an intraocular lens that corrects for presbyopia after cataract surgery, provided they pay the incremental cost of the lens.

Global sales of cataract equipment grew 11.7% in the year ended December 31, 2007 compared to 2006, due largely to higher sales in the International markets. Global sales of cataract equipment disposables and accessories increased 17.2%, sales of cataract procedure packs expanded 11.4% and sales of viscoelastics rose 13.4%. In the same period, sales of vitreoretinal surgical disposables surged 20.1% and contributed to a 14.3% boost in vitreoretinal product sales.

Refractive sales declined 0.2% to $51.6 million, which represented less than 1.0% of total global sales for the year ended December 31, 2007. The major contributor was a decrease in per procedure technology fees in the United States during 2007 compared to 2006. Sales from per procedure technology fees related to LADARVision® technology declined aftera Device Safety Alert was issued on February 21, 2007, related to the LADAR6000™ excimer laser. The Company removed all LADAR6000™ systems from the market in the United States during 2007. This decline was offset by third-party sales of WaveLight products and procedure fees, totaling $15.1 million after we acquired a controlling interest in WaveLight in November 2007.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 14.6% (11.5% in constant currency) to $786.0 million in the year ended December 31, 2007 compared to $685.6 million in 2006.

Sales of our contact lens disinfectants increased 18.8% in the year ended December 31, 2007 compared to the same period in 2006. Sales growth of our contact lens disinfectants reflected market share gains after a major competitor withdrew one of its leading products from the market during the second quarter of 2006. Another competitor recalled its product in May 2007. The withdrawals created an increase in demand for alternate products. Since our competitors' recalls, OPTI-FREE® RepleniSH® has continued to gain U.S. market share and has been introduced in a number of International markets.

For the year ended December 31, 2007, sales of our artificial tears products grew 16.4% over 2006. Higher sales of Systane® lubricant eye drops accounted for the majority of the growth. More than half of the sales growth for Systane® came from International markets reflecting the introduction of the product in additional markets since the prior period, as well as continued growth in existing markets. Higher sales of Tears Naturale® lubricant eye drops in International markets provided the remaining growth.

Gross Profit

Gross profit increased 14.1% to $4,201.4 million in the year ended December 31, 2007 from $3,681.5 million in 2006. Gross profit decreased as a percent of sales to 75.0% in the year ended December 31, 2007 from 75.2% in 2006. The decrease in gross profit as a percent of sales reflected a net increase in losses related to refractive asset impairments of $4.9 million ($24.0 million in 2007 over $19.1 million in 2006), charges of $7.4 million in 2007 related to reducing our refractive manufacturing operations in Orlando, Florida, as part of our refractive integration, and lower gross margins on sales of WaveLight products and procedure fees beginning after the WaveLight acquisition in November 2007. In addition to these costs, the geographic mix of sales also had a negative impact on gross margin, because International pharmaceutical sales generally have modestly lower gross margins. These factors were partially offset by favorable product mix and manufacturing efficiencies in 2007.

Operating Expenses

Selling, general and administrative expenses increased 21.1% to $1,694.0 million in the year ended December 31, 2007. Selling, general and administrative expense as a percentage of sales increased to 30.2% in 2007 from 28.5% in 2006. The increase primarily resulted from the July 2006 settlement of certain patent litigation with a competitor. Recognition of the settlement terms during June 2006 reduced earlier provisions from December 2005 by $119.0 million. The other selling, general and administrative expenses were 31.0% of sales in 2006. Promotion and marketing and general and administrative expenses grew at a slower rate than sales in 2007 because of operating synergies within our global operations and because foreign exchange fluctuations had a greater impact on sales than on these expenses.

Research and development expenses increased 10.2% to $564.3 million (or 10.1% of sales) in the year ended December 31, 2007 from $512.1 million (or 10.5% of sales) in 2006. The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care products, as well as payments associated with outside collaboration agreements. Because research and development expenses were predominantly incurred in U.S. dollars, they grew slower than sales in 2007, as foreign exchange fluctuations had a greater impact on sales than on these expenses.

In process research and development of $9.3 million in the year ended December 31, 2007 represented the allocation of a portion of the purchase price for our majority interest in WaveLight to projects in progress at the acquisition date. The allocation is discussed further in note 19 to the consolidated financial statements. SFAS No. 2 requires that these costs be expensed at the acquisition date.

Amortization of intangibles decreased to $50.7 million in the year ended December 31, 2007 from $198.8 million in 2006. Amortization for the years ended December 31, 2007 and 2006 included impairment losses of $8.7 million and $125.7 million, respectively, discussed in note 5 to the consolidated financial statements. The decrease in amortization in 2007 also reflects a smaller amortizable carrying cost for intangible assets after the impairment losses were recorded in the third quarter of 2006 and the first quarter of 2007.

Operating Income

Operating income increased 19.8% to $1,883.1 million in the year ended December 31, 2007 from $1,572.1 million in 2006. Operating income increased to 33.6% of sales in the year ended December 31, 2007 from 32.1% in 2006. This increase in 2007 reflected the 2007 decrease in depreciation and amortization expenses, after the 2006 impairment losses totaling $144.8 million, favorable product sales mix and focused cost control. The increase in operating income as a percent of sales was reduced by the effects of the 2006 benefit of the $119.0 million reduction of the 2005 patent litigation provision and the 2007 charges of $32.7 million related to impairment of refractive product line assets and $26.4 million related to WaveLight's operations subsequent to our WaveLight acquisition in November 2007, the related write-off of in process research and development and costs of the refractive integration.

Alcon United States business segment operating income increased 15.2% to $1,487.3 million, or 55.7% of sales, in the year ended December 31, 2007 from $1,290.8 million, or 52.4% of sales, in 2006. U.S. operating income in 2007 improved as a result of sales volume gains, product mix, controlled growth of selling, general and administrative expenses and reduced amortization expense.

Alcon International business segment operating income increased 21.5% to $1,211.3 million, or 41.4% of sales, in the year ended December 31, 2007 from $996.9 million, or 41.0% of sales, in 2006. In 2007, sales volume growth and slower growth in operating expenses improved operating income outside the United States. In 2006, operating income as a percent of sales also was restrained by increased operating costs during the repairs to the United Kingdom facilities caused by nearby fires and explosions in late 2005.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) in process research and development charges; (4) certain other general corporate expenses; and (5) share-based compensation. In 2007, general corporate expenses included $32.7 million of losses related to impairment. In 2006, the $119.0 million reduction of the patent litigation provision and the impairment losses of $144.8 million were recorded in general corporate expenses.

Interest and Other Expenses

Interest income decreased 6.5% to $69.3 million in the year ended December 31, 2007 from $74.1 million in 2006. This decrease was primarily the result of lower interest rates in 2007, partially offset by higher balances of cash and cash equivalents. Interest expense increased 17.4% to $50.0 million in the year ended December 31, 2007 from $42.6 million in 2006, resulting from larger average balances of borrowings. Average short term interest rates remained virtually unchanged in 2007 from 2006.

Other, net, included gains (losses) on investments for the years ended December 31, 2007 and 2006 as follows:

	Years ended December 31,
	2007	2006
Realized gains on sale of equity and fixed income securities	$32.2	$6.7
Unrealized gains (losses) on investments classified as trading securities	(15.7)	13.4
Other	(1.1)	1.1
Total	$15.4	$21.2

The increase in realized gains on sale of equity and fixed income securities reflected the re-allocation of investments during 2007. Unrealized losses on trading securities reflect mark-to-market losses on hedge funds and other trading securities.

Income Tax Expense

Income tax expense increased to $342.6 million in the year ended December 31, 2007 from $268.8 million in the year ended December 31, 2006. The effective tax rate was 17.8% in the year ended December 31, 2007, compared to 16.6% in the year ended December 31, 2006. The 17.8% effective tax rate for 2007 reflected a net reduction of $11.2 million for (i) period items related to audit settlements, advance pricing agreement negotiations, lapses of statutes of limitation and other minor items totaling $61.2 million and (ii) a provision of $50.0 million for withholding taxes on an intercompany dividend. In addition, the rate reflects the reversal of deferred tax liabilities at U.S. tax rates caused by the first quarter impairment losses.

The 16.6% effective tax rate for 2006 reflected the reversal of deferred tax liabilities at U.S. tax rates caused by the impairment losses. In addition, during the year ended December 31, 2006, the Company recognized an aggregate tax benefit of approximately $45.0 million, comprised primarily of net releases and reductions of reserves related to prior periods resulting from expiration of statutes of limitation in various jurisdictions, refinements of prior estimates, and developments with respect to negotiations and negotiating positions with tax authorities around the world.

Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board Interpretation No. 48, as discussed in note 9 to the consolidated financial statements.

In September 2007, the Company announced that it expects to realize certain Swiss tax benefits for its commitment to relocate and significantly expand its global administration operations in Switzerland. The initial term of these benefits commenced on January 1, 2008 and continues for a period of five years. These benefits are expected to be extended for an additional five years provided that the Company fulfills certain employment commitments and maintains these commitments through 2022. Taking into account the anticipated tax benefits and assuming a retroactive extension of the U.S. research and experimentation credit, the Company expects its consolidated effective tax rate to be in the range of 13.5% to 14.5% in 2008.

Net Earnings

Net earnings increased 17.7% to $1,586.4 million in the year ended December 31, 2007 from $1,348.1 million in 2006. This increase resulted from sales volume growth, favorable product sales mix, focused cost control and the decrease in depreciation and amortization expenses, after the 2006 impairment losses totaling $92.0 million after income taxes. These increases were partially offset by the effects of the 2006 benefit of $97.5 million after income taxes related to the reduction of the 2005 patent litigation provision and of the 2007 charges of $20.8 million after income taxes related to the impairment of the refractive product line assets and $20.2 million related to WaveLight's operations subsequent to our WaveLight acquisition in November 2007, the related write-off of in process research and development and costs of the refractive integration.

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

				Foreign	Change in
				Currency	Constant
GLOBAL PRODUCT SALES	2006	2005	Change	Change	Currency	(a)
	(in millions, except percentages)

Infection/inflammation	$734.2	$641.0	14.5%
Glaucoma	694.0	621.4	11.7
Allergy	386.6	357.5	8.1
Otic	233.4	211.9	10.1
Other pharmaceuticals/rebates	(41.0)	(64.1)	*

Total Pharmaceutical	2,007.2	1,767.7	13.5	0.5%	13.0%

Intraocular lenses	794.4	689.4	15.2
Cataract/vitreoretinal	1,357.7	1,271.3	6.8
Refractive	51.7	56.2	(8.0)

Total Surgical	2,203.8	2,016.9	9.3	0.1	9.2

Contact lens disinfectants	370.6	292.6	26.7
Artificial tears	200.4	170.8	17.3
Other	114.6	120.5	(4.9)

Total Consumer Eye Care	685.6	583.9	17.4	0.6	16.8

Total Global Sales	$4,896.6	$4,368.5	12.1	0.4	11.7

*	Not Meaningful
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

Sales of products for treatment of infections and inflammation increased 14.5% during the year ended December 31, 2006. This increase reflected the first full year's sales of NEVANAC® since its introduction in September 2005, global sales growth of TobraDex®and higher sales of Vigamox®.

Sales of Vigamox® increased 27.1%, primarily due to increased sales in the United States as physicians continued to convert to it from older anti-infectives. In 2006, we marketed this fluoroquinolone drug in approximately 40 countries around the world. In July 2006, the Japanese Ministry of Health, Labor and Welfare approved Vegamox® moxifloxacin solution (known in other markets as Vigamox®) for the treatment of bacterial infections of the eye. The approval and the October 2006 commercial launch of Vegamox® in Japan were important achievements; however, the impact of the launch on sales in 2006 was negligible.

The U.S. commercial launch of NEVANAC® began in September 2005. In the time since its introduction, NEVANAC® captured approximately 22% of its therapeutic market in the United States during December 2006, according to the Wolters Kluwer Health Service Prescription Audit.

Our line of glaucoma products continued to show sales growth. Sales of TRAVATAN® grew 17.2% for the year ended December 31, 2006. In 2006, TRAVATAN® was sold in more than 100 markets. During the same period, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor (TCAI), posted a 16.7% sales increase from growth in both the U.S. and International markets.

In September 2006, the FDA approved TRAVATAN Z® for the treatment of glaucoma for patients who are intolerant or insufficiently responsive to other intraocular pressure-lowering medications. The commercial launch of TRAVATAN Z® began in October 2006.

Global sales of our allergy product, Patanol®, grew 9.1% in the year ended December 31, 2006. U.S. sales of Patanol® increased 4.2% in the year ended December 31, 2006 over 2005, despite increased competitive product offerings and sampling. Sold in Europe as Opatanol® ophthalmic solution, Patanol® generated International sales representing a 47.0% increase over 2005. Sales growth in existing Alcon International markets was responsible for a major portion of the International growth along with the introduction of Patanol® in new countries. In July 2006, the Japanese Ministry of Health, Labor and Welfare gave approval to market Patanol® in Japan, the second largest ocular allergy market in the world. The Company's commercial launch of Patanol® in Japan began in September 2006. Patanol® was sold in more than 85 countries in 2006.

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

Sales of intraocular lenses increased 15.2% in the year ended December 31, 2006. This increase reflected continued growth in the market and in our market share, as well as the conversion from lower-priced AcrySof® lenses tohigher priced products, such as the AcrySof® Natural, the AcrySof® IQ and the AcrySof® ReSTOR®.

The AcrySof® IQ is an aspheric lens that is designed to reduce corneal spherical aberration. After submitting clinical data on this lens to the CMS, effective May 19, 2006, this agency recognized the AcrySof® IQ intraocular lens as belonging to the NTIOL classification defined by Reduced Spherical Aberration. This NTIOL designation increases the Medicare payment to ambulatory surgery centers for cataract surgery by $50 when surgery is performed with an AcrySof® IQ intraocular lens. This NTIOL subset and adjusted payment for the AcrySof® IQ remain in effect until February 27, 2011.

The AcrySof® ReSTOR® lens was approved by the FDA in late March 2005. The AcrySof® ReSTOR® uses a proprietary apodized diffractive refractive technology to give patients a full range of quality vision (near, intermediate and distance) that greatly increases their independence from glasses after surgery. Largely due to its U.S. launch in May 2005, global sales of AcrySof® ReSTOR® grew 88.6% in the year ended December 31, 2006, compared to the year ended December 31, 2005.

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

Sales of our contact lens disinfectants increased 26.7% in the year ended December 31, 2006 compared to 2005. Sales growth of our contact lens disinfectants reflected our success in gaining market share after a major competitor withdrew one of its leading products from the market during the second quarter of 2006. The withdrawal created a surge in demand for alternate products as retailers and consumers replaced their existing supply of the competitor's disinfectants. Since our competitor's recall, we have maintained most of the market share we gained as evidenced by our 38% share of the U.S. contact lens disinfectants market in December, compared to 29% in March 2006, according to ACNielson ScanTrack. Also contributing to the sales increase was the launch of OPTI-FREE® RepleniSH® in the United States in the first quarter of 2006.

Sales of our artificial tears products grew 17.3% over the same period. Higher sales of Systane® accounted for approximately 82.4% of the growth. More than half of the sales growth for Systane® came from International markets reflecting the introduction of the product in additional markets during 2006, as well as growth in existing markets. Higher sales of Tears Naturale® in International markets provided the remaining growth.

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

Operating Expenses

Selling, general and administrative expenses decreased 12.3% to $1,398.5 million in the year ended December 31, 2006. Selling, general and administrative expense as a percentage of sales decreased to 28.5% in 2006 from 36.4% in 2005. The decrease primarily resulted from the July 2006 settlement of certain patent litigation. Recognition of the settlement terms during June 2006 reduced earlier provisions of $240.0 million from December 2005 by $119.0 million. This reduction was offset somewhat by the adoption of SFAS No. 123(R) for share-based compensation, which increased selling, general and administrative expenses by $46.6 million in the year ended December 31, 2006. The most recent year also reflected additional sales force and expanded promotion and marketing expenses in some markets. Selling, general and administrative expenses in 2005 included the provisions of $240.0 million related to the patent infringement litigation and $5.5 million related to the United Kingdom property damages.

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

Other, net for the year ended December 31, 2006 consisted primarily of gains on investments of $20.0 million.

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

Sales by Quarter

The following table sets forth our sales by quarter for the last three years.

	Unaudited
	2007	2006	2005
	(in millions)

First	$1,322.7	$1,157.1	$1,070.5
Second	1,471.5	1,310.8	1,172.0
Third	1,335.7	1,203.8	1,071.1
Fourth	1,469.7	1,224.9	1,054.9

Total	$5,599.6	$4,896.6	$4,368.5

Our quarterly sales trends reflect seasonality in several products, including ocular allergy andotic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At December 31, 2007, the Company reported cash and cash equivalents of $2,134.3 million, total short term borrowings and debt of $1,804.6 million and consolidated shareholders' equity of $3,374.7 million. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

The Company continued to generate significant cash flow from operations in 2007 but cash flow from operations was lower than net earnings because the Company increased its investment in trading securities by $405.1 million to a December 31, 2007 balance of $544.4 million. In addition, the Company used $612.8 million to pay dividends on common shares and $1,003.4 million to purchase treasury shares as discussed below. However, cash and cash equivalents at December 31, 2007 increased $645.1 million, primarily due to short-term borrowings that financed an intercompany dividend from a U.S. subsidiary to Alcon.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2007, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $2.4 million, short term investments of $220.2 million and long term investments of $36.4 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

Cash Flows

During the year ended December 31, 2007, the Company generated operating cash flow of $1,469.5 million, compared to $1,405.9 million in 2006. The increase reflected the Company's 17.7% net earnings improvement in 2007 that was partially offset by its investment of $405.1 million in trading securities, which decreased operating cash flow. In the year ended December 31, 2005, cash provided by operating activities included $110.1 million for tax benefits from share-based arrangements. In the years ended December 31, 2007 and 2006, the tax benefits from share-based arrangements of $95.2 million and $96.1 million, respectively, were included in cash provided by (used in) financing activities in accordance with the adoption of SFAS No. 123(R).

A portion of the operating cash flow was used for payment of dividends on common shares, for the purchase of Alcon common shares and for capital expenditures, including improvements and upgrades to our manufacturing plants and certain other facilities.

Financing Activities

During the year ended December 31, 2007, short term borrowings increased by $824.6 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares, including 7 million authorized in 2007, to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2011. To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings. Through December 31, 2007, we cumulatively have purchased approximately 24.3 million Alcon common shares (including approximately 7.7 million shares in 2007) for $2,572.8 million (including $1,003.4 million in 2007). We expect to acquire the majority of the remaining purchase authorization during 2008 and 2009.

In December 2007, Alcon's board of directors authorized a new share repurchase program that allows for the purchase by Alcon of up to $1.1 billion of outstanding Alcon common shares. The new program provides for a pro rata purchase of shares from Nestlé. The Company will purchase three shares from Nestlé for each share acquired by the Company from the market pursuant to this new repurchase program. The price paid for shares purchased from Nestlé will equal the U.S. Securities Exchange Act of 1934 (the "Exchange Act") Rule 10b-18 volume-weighted average price. Shares may be purchased at times and in amounts determined by management based on its evaluation of market conditions and other business factors. The Company plans to finance the purchases with excess cash and investments on hand and with funds generated from operations. The Company expects to begin purchasing Alcon shares under this program in the first half of 2008 and anticipates completing the purchase of all shares authorized to be purchased under this program within a twelve-month period. We intend to propose to our shareholders the cancellation of the Alcon common shares acquired under this repurchase program.

Alcon's shareholders, at their May 9, 2007 annual general meeting, approved the cancellation of 7,920,000 Alcon common shares that were purchased in 2006 and the corresponding reduction in share capital of Alcon. After the fulfillment of certain formal Swiss requirements, the cancellation became effective in August 2007.

On May 6, 2008, Alcon's shareholders will consider a proposal by our board of directors to cancel approximately 7.7 million Alcon common shares that were purchased as treasury shares and to reduce Alcon's share capital by a corresponding amount.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2006 and 2005. In February 2007, over 3.2 million stock options granted to employees in 2004 became exercisable. During 2007, approximately 4.0 million options were exercised, providing proceeds of $189.8 million to the Company.

In February 2008, approximately 2.8 million additional employee stock options became exercisable.

In May 2007, we paid our shareholders cash dividends of $612.8 million (CHF 2.50 per common share, or approximately $2.04 per common share). This total excluded $0.3 million of dividends that subsequently will be paid in shares upon withdrawal of Alcon common shares from the Alcon Executive Deferred Compensation Plan (discussed in note 13 to the consolidated financial statements).

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On February 6, 2008, Alcon's board of directors voted to propose to shareholders payment of a dividend of CHF 2.63 per common share, or approximately $2.52 per common share at the exchange rate in effect on February 29, 2008. If the proposed dividend is approved by the shareholders at their annual general meeting on May 6, 2008, we expect that it will be paid on or about May 22, 2008.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2007 and 2006 was $227.1 million and $166.1 million respectively. Cash used in investing activities increased in 2007 over 2006 primarily because we acquired a majority interest in WaveLight using $111.5 million (net of cash acquired of $1.5 million) in November 2007.

As discussed in note 19 to the consolidated financial statements, we acquired 77.4% of the outstanding common shares of WaveLight through a combination of purchases on the stock market, through individual negotiations and pursuant to a tender offer. The $113.0 million cash purchase price included $108.7 million for the shares, $0.8 million to terminate the WaveLight stock options held by WaveLight employees and $3.5 million in transaction costs. This acquisition combined WaveLight's technological expertise in refractive surgical products and the ALLEGRETTO™ laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.

Our annual capital expenditures over the last three years were $227.2 million in 2007, $222.3 million in 2006 and $162.2 million in 2005, principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure. In 2007, capital expenditures principally were made to add manufacturing capacity in our Fort Worth, Texas, Puurs, Belgium, and Cork, Ireland, manufacturing facilities and to upgrade our research and development facilities in Fort Worth and our manufacturing facilities in Barcelona, Spain, and Huntington, West Virginia. We had capital expenditure commitments of $61.3 million at December 31, 2007. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

During 2007, we sold portions of our available-for-sale investments receiving proceeds, net of reinvestment, of $108.6 million, while also investing $405.1 million in trading securities. Total investments (short term and long term) were included in the consolidated balance sheets at a fair value of $711.6 million as of December 31, 2007, as compared with $412.1 million as of December 31, 2006. These investments were primarily denominated in U.S. dollars. The Company has invested in a combination of debt, equity, and other investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters. More information on our investments is provided in note 4 to the consolidated financial statements.

We bought out certain payment obligations under license agreements in 2005.

Contractual Obligations

	Payments Due by Period
		1 Year	2-3	4-5	More than
	Total	or Less	Years	Years	5 Years
	(in millions)
Long term debt	$53.5	$1.3	$3.0	$48.1	$1.1
Operating leases	222.4	54.9	71.9	38.5	57.1
Purchase obligations	48.7	15.7	21.6	8.0	3.4
Long term income tax liabilities	200.7	--	--	200.7	--
Other long term liabilities	501.9	12.2	56.4	61.3	372.0
Total contractual obligations	$1,027.2	$84.1	$152.9	$356.6	$433.6

Additional information about the amounts included in the above table was provided in notes 7, 9, 12, 13, 16 and 18 to the consolidated financial statements.

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

These arrangements are not material individually. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same accounting period, the aggregate charge to expense could be material to the results of operations in any one period. These arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives.

Capital Resources

We expect to meet our current working capital and liquidity needs, including the proposed dividend payment subject to shareholder approval, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through issuances of commercial paper under the facility described below or other debt, the combination of which we believe would be sufficient even if our sales were adversely impacted as compared to expectations.

Credit and Commercial Paper Facilities

As of December 31, 2007, Alcon and its subsidiaries had credit and commercial paper facilities totaling approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2007, $1.26 billion of the commercial paper was outstanding at an average interest rate of 4.4% before fees. In October 2007, Alcon issued $1 billion of additional commercial paper to finance an intragroup dividend from a U.S. subsidiary to the parent company.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($45.7 million) maturing in 2011, arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The total of these fees paid to Nestlé for the years ended December 31, 2007, 2006 and 2005 were $0.4 million, $0.4 million and $0.5 million, respectively. The loan contains a provision that may accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $261.1 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2007, $132.6 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $781.6 million under which there was an aggregate outstanding balance of $357.2 million at December 31, 2007. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($270.4 million); Mizuho Bank ($84.8 million); Mitsui-Sumitomo Bank ($75.9 million); FORTIS ($51.3 million); Bank of Tokyo – Mitsubishi UFJ ($49.1 million); and ING Bank ($41.8 million). Most of the credit facilities with Nestlé and third parties have terms of less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 4.7% at December 31, 2007.

Market Risk

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At December 31, 2007, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

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

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000. We conduct credit analysis of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 21 years, we have offered financing programs for surgical equipment and losses have not been material to our operations. In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

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

While we hedge some non-U.S. dollar currency transactions, if non-U.S. dollar currencies were to decline, such a decline may adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The statement requires market-based measurements using "observable inputs" for assumptions used in calculating fair value. In addition, the statement requires that market assumptions include assumptions on risk. The statement expands disclosures about the use of fair value measurements in both interim and annual periods. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company currently does not expect the adoption of this statement to have a significant impact on its results of operations or financial position.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of this statement. The Company has elected to delay adoption of the provision to measure the funded status of a plan as of the date of its year-end balance sheet. This provision to measure plan assets and benefit obligations as of the fiscal year-end date is required for fiscal years ending after December 15, 2008. The adoption of the measurement provision is not expected to have a significant impact on the Company's results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Its objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB long-term measurement objectives for accounting for financial instruments. The statement also amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," with respect to available-for-sale and trading securities. After adoption, a business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option:

1.	may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;
2.	is irrevocable (unless a new election date occurs); and
3.	is applied only to entire instruments and not to portions of instruments.

The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company currently does not expect the adoption of this statement to have a significant impact on the Company's results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," that revised SFAS No. 141, "Business Combinations", which requires that the purchase method of accounting be used for all business combinations. The revised SFAS requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value." Under this statement, all business combinations will be accounted for by applying the acquisition method. The statement is effective for periods beginning on or after December 15, 2008. Earlier application is prohibited. The statement will be applied to business combinations occurring after the effective date.

Contemporaneously, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51." This statement addresses the accounting and disclosures related to minority interests and other noncontrolling interests and is effective for fiscal years and interim periods beginning on or after December 15, 2008. Earlier adoption is prohibited.

Because of the extensive effort needed to comply with adopting SFAS Nos. 141(revised) and 160, reasonably estimating the impact of adopting these statements on our financial statements is not practicable at the date of this report.

In June 2007, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." The EITF reached a consensus that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards.

The income tax benefit of those dividends would not be recognized until the deduction reduces income taxes payable. Unrealized income tax benefits from dividends on equity-classified employee share-based payment awards should be excluded from the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards.

The consensus should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. Retrospective application to previously issued financial statements is prohibited. The Company currently does not expect that this consensus will have a significant impact on the Company's results of operations or financial position.

At its December 12, 2007 meeting, the FASB ratified the EITF consensus on EITF Issue No. 07-1, "Accounting for Collaborative Arrangements." Companies in the biotechnology or pharmaceutical industries may enter into agreements with other companies to collaboratively develop, manufacture, and market a drug candidate. In some cases, collaboration agreements are entered into between a smaller biotechnology or pharmaceutical company that is conducting research and development activities on a particular drug candidate and a large, established pharmaceutical company. In other cases, two large established pharmaceutical companies will enter into a collaboration agreement to mitigate the risk or combine two existing drugs into a new single dose drug. The issues are how to determine whether a collaborative agreement is within the scope of this issue; how costs incurred and revenue generated on sales to third parties should be reported by the partners to joint development agreements in each of their respective income statements; how sharing payments made to, or received by, a partner pursuant to a collaboration agreement should be presented in the income statement; and the disclosures that should be required, if any, related to the combined sales and expenses of the partners to a collaboration agreement that are used to compute the payments made/received. The Task Force decided to change the effective date of this Issue to be effective for fiscal years beginning after December 15, 2008. The Company has begun to review this consensus and has not yet determined the impact, if any, of its adoption on the Company's results of operations or financial position.

In June 2007, the FASB also ratified the EITF consensus on EITF Issue No. 07-3, "Accounting for Advance Payments for Goods or Services To Be Used in Future Research and Development Activities." The EITF reached a consensus that nonrefundable advance payments for future research and development activities should be deferred and capitalized. Furthermore, such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, a capitalized nonrefundable advance payment should be charged to expense.

The consensus in this Issue is effective for prospective application to new contracts entered into on or after fiscal years beginning after December 15, 2007. Earlier application is not permitted. The Company currently does not expect that this consensus will have a significant impact on the Company's results of operations or financial position.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies." The SOP defines investment companies for the application of the AICPA Audit and Accounting Guide on investment companies and provides guidance about whether an investment company's parent should retain investment-company accounting in its consolidated financial statements. Under investment-company accounting, most assets are carried at fair value with changes in fair value reflected currently in earnings. The SOP was scheduled to be effective for fiscal years beginning on or after December 15, 2007. At its October 17, 2007 meeting, the FASB directed its staff to prepare a FASB Staff Position that would indefinitely defer the effective date of SOP No. 07-1, to allow the FASB time to address certain implementation issues. The Company continues to review this SOP but has not yet determined the impact, if any, of the SOP on the Company's results of operations or financial position.

In December 2007, the SEC adopted a final rule to accept from foreign private issuers in their filings with the SEC financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") without reconciliation to U.S. GAAP. Current requirements regarding the reconciliation to U.S. GAAP do not change for a foreign private issuer that files its financial statements with the Commission using a basis of accounting other that IFRS as assigned by the IASB. The rule became effective March 4, 2008.

Since 2002, when Alcon became subject to SEC regulations, we have prepared the financial statements included in our filings in accordance with U.S. GAAP, and we expect to continue preparing our financial statements using that basis of accounting under the present circumstances.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Below is information with respect to our current directors and officers and their ages as of March 1, 2008. Unless otherwise indicated, the business address of all of our directors and officers is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland.

Name	Age	Title

Cary R. Rayment	60	Chairman, President, Chief Executive Officer and Director
Dr. Werner J. Bauer	57	Director
Francisco Castañer	63	Vice Chairman and Director
Lodewijk J.R. de Vink	63	Director
Gerhard N. Mayr	61	Director
Thomas G. Plaskett	64	Director
Paul Polman	51	Director
Joseph M. Weller	63	Director
Stefan Basler	53	Attorney-in-Fact (Prokurist)
Joanne Beck	50	General Manager (Direktor)
Richard J. Croarkin	53	Senior Vice President, Finance and Chief Financial Officer
Martin Schneider	48	Attorney-in-Fact (Prokurist)
Elaine E. Whitbeck	53	Corporate Secretary and General Counsel

Mr. Philip H. Geier, Jr. retired from the board of directors at the annual general meeting of shareholders on May 9, 2007.

Ms. Jacqualyn A. Fouse resigned as Senior Vice President, Finance and Chief Financial Officer of the Company in July 2007.

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

Dr. Werner J. Bauer. Dr. Bauer joined the Alcon, Inc. board in March 2002 and has served as Executive Vice President, Technical, Production, Environment and R&D of Nestlé since May 2002. In February 2007, he was appointed Chief Technology Officer, Head of Innovation, Technology, R&D. Dr. Bauer began his career with Nestlé in 1990 as Head of Nestlé Research Center in Lausanne, Switzerland. In 1996, he became Head of R&D worldwide. In 1998, he moved to South Africa as Technical Manager for Nestlé South and East Africa and in 2000 he took over the position of Managing Director,

Nestlé South and East Africa. Dr. Bauer is Chairman and a director of Sofinol S.A. and Vice Chairman and a director of Life Ventures S.A. and Nutrition-Wellness Venture AG. Dr. Bauer also serves as a director of L'Oréal S.A. and Uprona (Canada) Ltd. He is a member of the Supervisory Board of Cereal Partners Worldwide (CPW) and Chairman of the Supervisory Board of Nestlé Deutschland AG. Dr. Bauer is a member of the Board of Trustees of the Bertelsmann Foundation, Germany, and a board member of the Swiss Society of Chemical Industries, Switzerland.

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

Gerhard N. Mayr. Mr. Mayr joined the Alcon, Inc. board in May 2007. Mr. Mayr began his career in 1972 with Eli Lilly & Company as a sales representative in West Germany. Since then, he has held several sales, marketing and general management positions in Europe, the Middle East and the United States. He became Vice President of European operations in 1986, progressively increasing his responsibilities in the following years and becoming President of Europe, Middle East and African operations in 1993. He served in that position until 1997. From 1997 to 1999 he served as President, Intercontinental Operations. Mr. Mayr was named Executive Vice President, Pharmaceutical Operations in 1999 and retired from Eli Lilly in March 2004. Mr. Mayr is a member of the board of directors of Lonza Group Ltd., OMV Aktiengesellschaft and UCB S.A.

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

Paul Polman. Mr. Polman joined the Alcon, Inc. board in May 2006. In February 2008, Mr. Polman was appointed Head of Zone Americas of Nestlé. He served as Chief Financial Officer of Nestlé from January 2006 to January 2008. Mr. Polman began his career in 1979 with Procter & Gamble in finance and acquired a broad executive experience through assignments in Belgium, Holland, France, Spain, the United Kingdom and the United States. He served as Group President of Procter & Gamble's European business from 2001 to 2005. Mr. Polman serves as Chairman and director of Entreprises Maggi S.A., Nestlé Finance S.A., Nestlé International Travel Retail S.A., Nestlé Capital Advisers, and Intercona Re AG. Mr. Polman also serves as a director of Life Ventures S.A., Nutrition-Wellness Venture AG, Unilac, Inc. (Panama), Food Products (Holdings) (Panama) and Uprona (Canada) Ltd.

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

The board of directors plans to nominate the following individual for election as a director at the annual general meeting of shareholders set for May 6, 2008.

Paul Bulcke. Paul Bulcke is proposed to be elected to the board of directors as a replacement for Joseph Weller who advised the board of directors of Alcon, Inc. that he will be stepping down from his position as director of Alcon for personal reasons, effective May 6, 2008. Mr. Weller is a member of the class of directors whose term of office would expire in 2009. Mr. Bulcke is proposed to be elected to the board of directors for a one-year term of office.

Mr. Bulcke began his career in 1977 as a financial analyst for Scott Graphics International in Belgium before moving to the Nestlé group in 1979 as a marketing trainee. From 1980 to 1996 he held various marketing, sales and division functions in Nestlé Peru, Nestlé Ecuador and Nestlé Chile before moving back to Europe as Managing Director of Nestlé Portugal. Between 1998 and 2003 he was Managing Director of Nestlé Czech and Slovak Republic, and then Nestlé Germany, before he was appointed to his post as Executive Vice President, responsible for Zone Americas. In September 2007, the board of directors of Nestlé S.A. decided to propose to its shareholders that Mr. Bulcke be elected to its board at Nestlé's next annual general meeting on April 10, 2008. The board of directors of Nestlé S.A. further declared their intention to appoint Mr. Bulcke as "Administrateur délégué"/Chief Executive Officer of Nestlé and to have him take on his new responsibilities on that same day. Mr. Bulcke serves as Co-Chairman of Beverage Partners Worldwide S.A. in Switzerland and Co-Chairman of the Supervisory Board of Cereal Partners Worldwide. Mr. Bulcke graduated from the University of Leuven as a Commercial Engineer and obtained his post graduate in Management at the University of Gent in Belgium.

Under the separation agreement discussed further in Item 7.B, "Related Party Transactions", Nestlé has the right to nominate four members to our board of directors for so long as Nestlé holds at least a majority of our outstanding common shares. In addition, Nestlé has agreed, for so long as Nestlé holds at least a majority of our outstanding common shares, to vote all of its common shares in favor of three nominees for election to our board of directors who are independent and neither affiliated with us nor with Nestlé, and that the Chief Executive Officer of Alcon Laboratories, Inc. will be a member of our board of directors. If a Nestlé-nominated director resigns from office, Nestlé will have the right to nominate a replacement director. Any vacancies among our independent directors will be filled by another independent person who will be nominated by the full board of directors.

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

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. and their ages as of March 1, 2008. Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Age	Title

Cary R. Rayment	60	Chairman, President and Chief Executive Officer
Richard J. Croarkin	53	Senior Vice President, Finance and Chief Financial Officer
Kevin J. Buehler	50	Senior Vice President, Global Markets and Chief Marketing Officer
Dr. Gerald D. Cagle	63	Senior Vice President, Research & Development and Chief Scientific Officer
Ed McGough	47	Senior Vice President, Global Manufacturing and Technical Operations
Elaine E. Whitbeck	53	Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary

Cary R. Rayment. See "--Directors" above.

Richard J. Croarkin. Mr. Croarkin was named Senior Vice President, Finance and Chief Financial Officer of Alcon, Inc. and Alcon Laboratories, Inc. effective August 1, 2007. His global responsibilities include management of all financial functions for the Company as well as Information Technology, Investor Relations, Strategic Corporate Communications and coordination of the development and execution of corporate strategy.

Mr. Croarkin joined Alcon from Nestlé Waters North America ("NWNA"), where he served as Executive Vice President Finance and Chief Financial Officer. With NWNA since 1994, his responsibilities included financial planning, treasury, accounting, controls, credit, information systems and acquisitions. NWNA experienced an expansion of operating profit margin in excess of 85% under his leadership. Prior to joining NWNA, Mr. Croarkin worked for Pepsi Incorporated for 11 years, where he served in a number of global senior financial positions including Chief Financial Officer and Vice President Finance for Pepsi Latin America and for Pepsi Canada. Mr. Croarkin began his career with AMAX, Inc., working in treasury, corporate development and planning-related positions.

Dr. G. André Bens. Dr. Bens retired as Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. effective December 31, 2007.

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

As discussed in the press release included in our Report on Form 6-K dated March 11, 2008, Dr. Cagle will retire from the Company effective June 30, 2008. Sabri Markabi, M.D., who has been vice president, head of Development Franchise at Novartis Global Development, will succeed Dr. Cagle and join Alcon Laboratories, Inc. as Senior Vice President, Research and Development on March 27, 2008.

Jacqualyn A. Fouse. Ms. Fouse resigned as Senior Vice President, Finance and Chief Financial Officer of Alcon, Inc. and Alcon Laboratories, Inc. in July 2007.

Ed McGough. Mr. McGough was appointed Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. in January 2008. He joined Alcon in 1991 as Manager, Quality Assurance and Regulatory Affairs at Alcon's precision device facility in Sinking Spring, Pennsylvania. Since that time, Mr. McGough has gained leadership experience through positions of increasing responsibility across manufacturing, including senior managerial roles at our

Puerto Rico, Houston and Fort Worth facilities. Additionally, Mr. McGough has had global responsibility for the Company's pharmaceutical manufacturing operations.

Elaine E. Whitbeck. Ms. Whitbeck has served as Corporate Secretary and General Counsel of Alcon, Inc. since February 18, 2003. Ms. Whitbeck is Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary for Alcon Laboratories, Inc. and its affiliates. Ms. Whitbeck has been with the Company for over 22 years. Ms. Whitbeck is responsible for all legal matters of the Company. Prior to joining the Company, Ms. Whitbeck was the Director of Legal Operations and Shareholder Services for Mary Kay Cosmetics, Inc. Prior to joining Mary Kay Cosmetics, Inc., Ms. Whitbeck was a trial attorney with the Dallas law firm of Vial, Hamilton, Koch & Knox. Ms. Whitbeck is a board member of Prevent Blindness America-Texas Chapter, the Lena Pope Home (child protection and adoption) and ORBIS INTERNATIONAL (the "Flying Eye Hospital").

B.	COMPENSATION

We provide our board of directors with compensation and benefits that will attract and retain qualified directors. In 2007, all members of our board of directors, except for our Chairman, President and Chief Executive Officer, received an annual cash retainer of $75,000 with an additional $10,000 for the audit committee chairperson. We refer to a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director.

In 2007, the numbers of share-settled stock appreciation rights ("SSARs") and restricted share units awarded to non-employee directors were determined by multiplying $100,000 by 70% for SSARs and by 30% for restricted share units. The 70% portion for SSARs was divided by the expected Black-Scholes value of an option to purchase one common share on the date of grant. The 30% portion for restricted share units was determined using the discounted value of one common share on the date of grant. Each of the non-employee directors was awarded 2,000 SSARs and 275 restricted share units in 2007. In 2008, we expect to award our non-employee directors SSARs and restricted share units. This award will be allocated at a ratio of 50/50 versus the current 70/30 allocation. In the fiscal years ended December 31, 2007, 2006 and 2005, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above.

We do not have any service contracts with any of our directors. Mr. Timothy R.G. Sear, our former Chairman and Chief Executive Officer, will continue to be provided an office by the Company through May 2010.

During 2007 the executive officers received a combination of SSARs and restricted shares from Alcon, Inc. as indicated in this Compensation section. In 2008, we expect to grant our executive officers SSARs, restricted share units and performance share units, allocated at a ratio of 50% as SSARs and 25% each as restricted share units and performance share units.

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2007, 2006 and 2005 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Restricted	Securities
				Other	Share	Underlying	LTIP	All Other
		Salary	Bonus	Compensation	Awards	Options	Payouts	Compensation
Name	Year	($)	($) (1)	($) (2)	($) (3)	(#) (4)	($) (5)	($) (6)
Cary R. Rayment	2007	1,083,333	1,250,000	44,020	2,074,076	125,211	--	361,166
	2006	975,000	950,000	44,221	1,692,579	95,652	1,670,551	314,641
	2005	850,000	600,000	38,945	--	152,400	548,086	236,036

Dr. Gerald D. Cagle	2007	627,341	430,000	40,363	626,166	37,800	--	153,920
	2006	610,000	397,175	42,008	584,758	33,043	2,610,277	165,280
	2005	590,000	550,000	35,445	--	64,341	1,217,917	190,717

Jacqualyn A. Fouse (7)	2007	320,000	415,000	22,657	626,166	37,800	--	206,936
	2006	559,667	392,075	37,319	536,950	30,348	--	260,602
	2005	508,000	510,000	31,945	--	61,632	--	212,015

Richard J. Croarkin (8)	2007	208,333	--	107,863	173,216	9,972	--	24,882

Kevin J. Buehler	2007	485,833	275,000	30,500	469,624	28,350	--	129,974
	2006	405,833	277,875	36,354	261,531	14,783	196,535	200,239
	2005	360,000	280,000	31,945	--	30,477	164,213	96,555

Elaine E. Whitbeck	2007	448,333	260,000	36,161	391,288	23,625	--	129,525
	2006	409,167	213,938	34,838	307,742	17,391	626,574	129,551
	2005	380,000	270,000	26,945	--	30,477	365,391	101,734

Dr. G. André Bens(9)	2007	431,667	265,000	35,188	234,747	14,175	--	132,004
	2006	411,667	277,875	35,209	277,017	15,652	1,461,782	163,523
	2005	395,000	390,000	29,445	--	37,250	548,086	132,938

(1)	Bonus paid in 2007 was for 2006 performance. Bonus paid in 2006 was for 2005 performance. Bonus paid in 2005 was for performance in 2004.

(2)	Includes payments made for car allowance, financial consulting services and other allowances. Also included is additional payment Mr. Croarkin received related to his relocation.

(3)

Restricted shares were granted in 2007 and 2006; the value shown is as of the grant date. Summarized below are the total restricted shares outstanding at December 31, 2007 and the value by vesting date. The value is based on the closing price of the shares on the New York Stock Exchange on December 31, 2007. The holders of restricted shares have voting rights and the right to receive a dividend equivalent thereon. In accordance with the vesting provisions, Dr. Bens was vested in 33% of his 2006 grant upon retirement; all remaining shares were forfeited.

	Total Restricted Shares	Value Vesting	Value Vesting
Name	at 12/31/07 (#)	in 2009 ($)	in 2010 ($)

Cary R. Rayment	29,658	1,969,947	2,272,333
Dr. Gerald D. Cagle	9,554	680,584	686,020
Jacqualyn A. Fouse	--	--	--
Richard J. Croarkin	1,265	--	180,946
Kevin J. Buehler	5,725	304,389	514,515
Elaine E. Whitbeck	5,501	358,172	428,691
Dr. G. André Bens	4,052	--	--

(4)	Share-settled stock appreciation rights were granted in 2007 and 2006. Nonqualified stock options were granted in 2005.

(5)

At the time of the IPO in March 2002, employees had to make an election to convert units received under the 1994 Phantom Stock Plan to Alcon restricted shares. All persons named in the Summary Compensation Table elected to convert, with the exception of Mr. Buehler. Ms. Fouse had no Phantom Stock units to convert. Mr. Croarkin was not an Alcon employee prior to 2007. The 2006 and 2005 long term incentive plan ("LTIP") payments reflect restricted shares vested in the current year that were received upon conversion of Phantom Stock Plan units in 2002, except for Mr. Buehler who elected not to convert and received payment according to the 1994 Phantom Stock Plan. All obligations under the Phantom Stock Plan were met in 2006.

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

(7)	Ms. Fouse resigned as Senior Vice President of Finance and Chief Financial Officer of Alcon, Inc. and Alcon Laboratories, Inc. in July 2007.

(8)

Mr. Croarkin was named Senior Vice President, Finance and Chief Financial Officer of Alcon, Inc. in August 2007. Mr. Croarkin joined Alcon from NWNA, where he served as Executive Vice President Finance and Chief Financial Officer.

(9)	Dr. Bens retired as Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. effective December 31, 2007.

Stock Option/SSAR Grant Table

The following table sets forth the SSARs granted during 2007.

	Alcon	% of Total			Grant Date
	SSARs	Options/SSARs	Exercise or		Present
	Granted #	Granted	Base Price	Expiration	Value
Name	(1)	Employees in 2007	($)	Date	($) (2)

Cary R. Rayment	125,211	7.55%	130.56	02/12/2017	5,054,956
Dr. Gerald D. Cagle	37,800	2.28%	130.56	02/12/2017	1,526,043
Jacqualyn A. Fouse	37,800	2.28%	130.56	07/20/2007	1,526,043
Richard J. Croarkin	9,972	0.60%	136.93	09/06/2017	407,566
Kevin J. Buehler	28,350	1.71%	130.56	02/12/2017	1,144,532
Elaine E. Whitbeck	23,625	1.43%	130.56	02/12/2017	953,777
Dr. G. André Bens	14,175	0.86%	130.56	02/12/2017	572,266

(1)

SSARs were granted in 2007 pursuant to the 2002 Alcon Incentive Plan as amended. In general, these share-based instruments will vest in full on the third anniversary of the date of grant, or upon a participant's death or permanent disability. Where the termination of employment is due to retirement, vesting will occur according to the normal vesting schedule. Upon the involuntary termination of a participant's employment with Alcon (not as a result of disability or death), all vested instruments will be exercisable for 30 days; all unvested and unexercised instruments will be forfeited. Where the termination of employment is due to death or disability, the instruments may be exercisable for 60 months not to exceed the remaining term. Upon voluntary termination, all unexercised instruments will be forfeited.

(2)

Based on the Black-Scholes model of option valuation to determine grant date "fair value," as prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and No. 123(R), "Share-Based Payment." The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model: expected volatility, 31%; risk-free interest rate, 4.2% to 4.8%; dividend yield, 1.5%; expected life, 5 years.

Aggregated Option/SSAR Exercises in Last Fiscal Year and Fiscal Year End Option/SSAR Value Table

	Shares		Number of Securities Underlying		Value of Unexercised In-the-
	Acquired	Value	Unexercised Options/SSARs		Money Options/SSARs
	on	Realized	at 12/31/07 (#)		at 12/31/07($)
Name	Exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Cary R. Rayment	51,903	6,048,468	162,000	373,263	13,973,790	13,248,761
Dr. Gerald D. Cagle	148,625	14,943,670	113,000	135,184	9,277,660	5,257,628
Jacqualyn A. Fouse	72,000	5,167,440	--	--	--	--
Richard J. Croarkin	--	--	--	9,972	--	60,929
Kevin J. Buehler	28,000	2,413,230	52,000	73,610	3,892,240	2,603,285
Elaine E. Whitbeck	30,000	2,500,744	--	71,493	--	2,596,842
Dr. G. André Bens	--	--	82,500	67,077	7,236,685	2,877,625

Pension Plans

Messrs. Rayment and Buehler and Drs. Cagle and Bens and Ms. Whitbeck participate in the nonqualified Executive Salary Continuation Plan ("ESCP"). Ms. Fouse participated in the ESCP; at the time of her resignation, Ms. Fouse did not qualify for a benefit. The ESCP is unfunded and non-contributory and provides for a fixed retirement benefit based on the participant's years of participation service under the plan, using the average of the annual base compensation in effect in the year of separation from service and for the two years preceding such year of separation. Benefits are payable upon retirement after the accumulated participation of at least 10 years of service and upon reaching age 55 (with penalties) or at the normal retirement age of 62. Annual compensation includes the amount shown as annual base salary in the Summary Compensation Table.

The ESCP benefit formula is 3% of a participant's final three-year average annual base compensation times years of participation, up to a maximum of 20 years. A participant must attain at least 10 years of participation service in order to have a vested benefit.

In December 2003, the board of directors approved a new nonqualified Alcon Supplemental Executive Retirement Plan ("ASERP"). If certain conditions are met, the ASERP provides for a maximum benefit of up to 30% of the final three-years' average base salary and bonus at retirement, less an offset for Social Security benefits, payable for the remaining life of the participant. Effective January 1, 2004, all new participants began to participate in the ASERP. Existing ESCP participants will continue to accrue benefits under the ESCP through December 31, 2008; thereafter, ESCP participants will begin to accrue benefits for future service under the provisions of the ASERP; however, the normal form of payment for benefits accrued under ASERP by current ESCP participants will be a single life annuity with a 50% surviving spouse's benefit. Mr. Croarkin participates in the ASERP. ESCP participants with the maximum participation of 20 years service at December 31, 2008 will not participate in the ASERP. Participants are limited to 20 years participation service credit under the ESCP and the ASERP.

		Number of Years	Present Value of
Name	Plan Name	Credited Service (#)	Accumulated Benefit ($)

Cary R. Rayment	ESCP	19	7,426,793
Dr. Gerald D. Cagle	ESCP	20	5,446,786
Jacqualyn A. Fouse	Resigned with no benefits	8	--
Richard J. Croarkin	ASERP	3	--
Kevin J. Buehler	ESCP/ASERP	17	1,595,325
Elaine E. Whitbeck	ESCP/ASERP	18	2,012,492
Dr. G. André Bens	ESCP	20	2,576,080

Both the ESCP and ASERP plans are being operated in "good faith compliance" with Section 409A of the Internal Revenue Code. Amendments to the plans will be made in 2008.

The Company provides for all employees (i) the Alcon 401(k) Plan under which Alcon will match dollar-for-dollar the first 5% of compensation contributed by each employee, and (ii) the Alcon Retirement Plan ("ARP"), into which Alcon automatically contributes an amount equal to 7% of each employee's compensation. Contributions to both plans are subject to the applicable legal limits. The Company also has established a "401(h) account" under the ARP to contribute tax deductible funds to be used to fund the Company's Retiree Medical Plan.

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

Amendments

Our board of directors has the authority to amend the 2002 Alcon Incentive Plan at any time, provided that no amendment increases the number of our common shares subject to the 2002 Alcon Incentive Plan is made without shareholder approval.

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

Under the 2002 Alcon Incentive Plan, limits are placed on the maximum award amounts that may be granted to any employee in any plan year. The maximum number of shares subject to stock options/stock appreciation rights that may be issued to any participant during any calendar year shall not exceed 750,000. The maximum number of shares that may be issued to any participant as restricted shares during any calendar year shall not exceed 200,000.

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

Shares Reserved for Awards

Under the 2002 Alcon Incentive Plan, a total of 30 million common shares may be issued for awards. Through December 31, 2007, approximately 14.6 million of these common shares had been issued under this plan.

Our board of directors has the authority to make appropriate adjustments to the limits described above, as well as to the terms of outstanding awards, in the event of any transaction that affects our common shares such as share splits, share dividends or other similar events.

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

The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the 2002 Alcon Incentive Plan). Beginning with awards granted in 2006, vesting of stock option awards will not be accelerated upon the option holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of an option holder's employment with us, all vested options will be exercisable for 30 days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. Upon voluntary termination of employment, all options (vested and unvested) forfeit on the date of termination. The grant price for any stock option will be not less than the fair market value of our common shares on the grant date. Unless our board of directors provides for a different period, stock options will have a term of ten years.

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder to receive an amount equal to the difference between the fair market value and the grant price. The compensation committee will recommend to our board of directors for approval the number of stock appreciation rights to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria. The amount may be settled either in stock or in cash, as designated by the award agreement. Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement. Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for 30 days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. Upon voluntary termination of employment, all stock appreciation rights (vested and unvested) forfeit on the date of termination. Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares

The Company may grant restricted shares, which are common shares granted to a participant subject to restrictions determined by the board of directors. A restricted share will vest and become transferable upon satisfaction of the conditions set forth in the restricted share award agreement. Restricted share awards will be forfeited if a recipient's employment terminates prior to vesting of the award. The compensation committee will recommend to our board of directors for approval the number of restricted share awards to grant, applicable vesting schedule, term and any applicable performance criteria. Unless otherwise specified in the restricted share award agreement, restricted share awards will vest upon a holder's death or permanent disability or retirement at age 60 or greater. Vesting of restricted share awards upon a holder's retirement between ages 55 and 60 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining shares being forfeited. Holders of restricted shares will have voting rights and receive dividend equivalents prior to vesting.

Other Share-Based Awards

The 2002 Alcon Incentive Plan also allows us to provide awards that are denominated in or valued by reference to our common shares. These types of awards include performance shares and restricted share units. Performance based awards entitle the recipient to receive a specified number of common shares or the cash equivalent, as designated by the award agreement and upon the satisfaction of certain performance goals. Restricted share units entitle the recipient to receive a specified number of common shares or the cash equivalent equal to the fair market value on the date of vesting. The grant price for the award will not be less than the fair market value of our common shares on the grant date. These awards will be forfeited if a recipient's employment terminates prior to vesting of the award. The compensation committee will recommend to our board of directors for approval the number and type of award to grant, applicable vesting schedule, term and any applicable performance criteria. Unless otherwise specified in the award agreement, the share-based awards will vest upon a holder's death or permanent disability or retirement at age 60 or older. Vesting of share-based awards upon a holder's retirement between ages 55 and 60 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining awards being forfeited. Holders of restricted share units are entitled to a dividend equivalent payment prior to vesting.

Change-of-Control Provisions

In the event of a change-of-control (as defined under the 2002 Alcon Incentive Plan), the following events will occur if the agreement covering the award so provides:

•	all stock options and stock appreciation rights will become fully vested and exercisable;

•	all restrictions on outstanding restricted shares and other share-based awards will lapse; and

•	all outstanding cash incentive awards will vest and be paid out on a prorated basis.

Corporate Transactions

In the event of certain corporate transactions described in the 2002 Alcon Incentive Plan, our board of directors may:

•	require the exercise of all outstanding awards during a specified time period, after which the awards shall be terminated;

•	cancel all outstanding awards in exchange for a cash payment equal to the value of the awards; or

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

Alcon Executive Deferred Compensation Plan

The Company adopted the Alcon Executive Deferred Compensation Plan (the "DCP") effective October 25, 2002. The DCP allows certain U.S. employees the opportunity to defer the receipt of salary, bonus and restricted shares. The DCP further provides that restricted shares deferred by eligible executives can only be invested in Alcon common shares and distributed as Alcon common shares at the end of the deferral period.

The DCP was amended in 2005 for compliance with IRC Section 409A, which was created as part of The American Jobs Creation Act of 2004. Further amendments will be made as required by the Act. The plan is being operated in "good faith" compliance with Section 409A.

Alcon Excess 401(k) Plan

The Company adopted the Alcon Excess 401(k) Plan effective January 1, 2004. This plan provides deferral of excess employer contributions that cannot be made to the Alcon 401(k) and Alcon Retirement Plans because of limitations under the U.S. Internal Revenue Code of 1986.

The Alcon Excess 401(k) Plan will be amended in 2008 for compliance with IRC Section 409A, which was created as part of The American Jobs Creation Act of 2004. Amendments were not made in 2006 or 2007. However, the plan is being operated in "good faith" compliance with Section 409A and further amendments will be made as required by the Act.

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

Out of a possible 2,334,850 Phantom Stock units outstanding at December 31, 2001, 1,440,850 units were converted to Alcon restricted shares or restricted share units. The following table sets forth the actual dollar values at March 20, 2002 that were converted into restricted shares or equivalent units:

Restricted Shares Recipient	Value

Dr. Gerald D. Cagle	$2,150,973
Dr. G. André Bens	1,038,609
Cary R. Rayment	1,015,377
Elaine E. Whitbeck	557,601

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (4 executives)	$4,762,560
All other eligible employees of Alcon and its subsidiaries as a
group (approximately 952 employees)	$68,322,672

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

The following table sets forth the actual dollar values at March 20, 2002 of options awarded as a result of conversion:

Stock Option Recipient	Value

Dr. Gerald D. Cagle	$430,193
Dr. G. André Bens	207,718
Cary R. Rayment	203,077
Elaine E. Whitbeck	111,511

Executive officers of Alcon and Alcon Laboratories, Inc.
as a group (4 executives)	$952,499
All eligible employees of Alcon and its subsidiaries as a
group (approximately 952 employees)	$13,747,446

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

Board Composition

Under the terms of the separation agreement (further discussed in Item 7.B, "Related Party Transactions") that we entered into with Nestlé in connection with the initial public offering in March 2002, Nestlé has the right to nominate four members of our board of directors for so long as it owns at least a majority of our outstanding common shares. Nestlé also has agreed in the separation agreement to vote all of the common shares it owns in favor of three nominees for election to our board of directors who are not otherwise affiliated with either Nestlé or Alcon for so long as it owns at least a majority of our outstanding common shares.

Our board of directors consists of eight members, including three independent directors, four directors that either are or have been affiliated with Nestlé and the chief executive officer of Alcon Laboratories, Inc. Members of our board of directors generally are elected to serve three-year terms. Members of our board of directors whose terms of office have expired shall be eligible for re-election. Non-executive directors may only be appointed for up to three terms of office. In 2002, our board of directors was divided into three classes serving staggered terms. As a result, some of our directors will serve terms that are less than three years. As their terms of office expire, the directors of one class will stand for election each year as follows:

•

Class I directors have terms of office expiring at the annual general meeting of shareholders in 2009. These directors are Joseph Weller (director since 2006) and Gerhard N. Mayr (director since 2007);

•

Class II directors have terms of office expiring at the annual general meeting of shareholders in 2010. These directors are Lodewijk J.R. de Vink (director since 2002), Francisco Castañer (director since 2001) and Werner Bauer (director since 2002); and

•

Class III directors have terms of office expiring at the annual general meeting of shareholders in 2008. These directors are Thomas G. Plaskett (director since 2003), Cary R. Rayment (director since 2005) and Paul Polman (director since 2006).

Philip H. Geier, Jr. retired from office at the annual general meeting held on May 9, 2007. Joseph Weller advised the board of directors of Alcon, Inc. that he will be stepping down from his position as director of Alcon for personal reasons, effective May 6, 2008. The board of directors plans to nominate Paul Bulcke for election as a director at the annual general meeting of shareholders set for May 6, 2008.

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

Audit Committee

The audit committee consists of three directors who are not otherwise affiliated with either Nestlé or Alcon. Our board of directors has determined that all members of the audit committee are independent as defined by the rules of the SEC and the listing standards of the NYSE. The audit committee is currently comprised of Thomas G. Plaskett (Chairman), Lodewijk J.R. de Vink and Gerhard N. Mayr. In September 2003, the board affirmed that Mr. Plaskett was the "audit committee financial expert" within the meaning of applicable SEC regulations. The functions of this committee include ensuring proper implementation of the financial strategy as approved by the board of directors, reviewing periodically the financial results as achieved, overseeing that the financial performance of the group is properly measured, controlled and reported, and recommending any share repurchase program for approval by our board of directors, as well as:

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

Nominating/Corporate Governance Committee

The nominating/corporate governance committee shall consist of at least two directors who are not otherwise affiliated with either Nestlé or Alcon and at least one director designated by the majority shareholder, inclusive of the vice chairman of our board of directors. The nominating/corporate governance committee is currently comprised of Gerhard N. Mayr (Chairman), Francisco Castañer, Lodewijk J. R. de Vink and Joseph Weller. The functions of this committee include:

•

subject to certain nomination rights of Nestlé as provided in our organizational regulations and the separation agreement, identifying individuals qualified to become members of our board of directors and recommending such individuals to the board for nomination for election by the shareholders;

•	making recommendations to the board concerning committee appointments;

•	developing, recommending and annually reviewing corporate governance guidelines for Alcon;

•

reviewing proposals of the chief executive officer for appointment of members of our executive management, to the extent such members are appointed by the board, and making recommendations to the board regarding such appointments;

•	overseeing corporate governance matters; and

•	coordinating an annual evaluation of Alcon's board.

Compensation Committee

The compensation committee shall consist of at least two members of our board of directors who are not otherwise affiliated with either Nestlé or Alcon and at least one member of our board of directors nominated by Nestlé. The compensation committee is currently comprised of Lodewijk J.R. de Vink (Chairman), Francisco Castañer, Thomas G. Plaskett and Joseph Weller. The functions of this committee include:

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

Special Committee of Independent Directors

Our organizational regulations provide that if any of the following transactions is proposed to be taken by Alcon, the board of directors shall form a special committee of no less than three independent directors who shall be responsible for protecting the interests of our minority shareholders and shall make recommendations to the board of directors with respect to:

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

Alcon has adopted Corporate Governance Guidelines, which are publicly available on its website, www.alcon.com. Alcon will provide a printed copy of its Corporate Governance Guidelines to its shareholders upon request.

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

In addition, certain of the NYSE's corporate governance standards allow for an exemption for "controlled companies," as defined under the NYSE listing standards. The NYSE listing standards require a controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination. Alcon has determined that it is a controlled company for purposes of the NYSE listing standards, as approximately 77.4% of the outstanding common shares of Alcon are owned by Nestlé S.A., and Nestlé has the right to appoint a majority of our board of directors. The second table below identifies the NYSE listing standards from which Alcon has elected to use the controlled company exemption.

NYSE rules applicable to U.S. listed companies	Alcon's practice

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

NYSE rules under which Alcon claims exemption as a controlled company	Alcon's practice
A majority of the directors of a U.S. listed company's board must be independent.	Alcon's board consists of (i) three independent directors, (ii) four directors that either are or have been affiliated with Nestlé and (iii) the CEO of Alcon Laboratories.
A U.S. listed company's nominating / corporate governance committee must be composed entirely of independent directors.	Alcon's nominating / corporate governance committee is composed of at least two independent directors and at least one director appointed by Nestlé, inclusive of the vice chairman of the board.
A U.S. listed company's compensation committee must be composed entirely of independent directors.	Alcon's compensation committee is composed of at least two independent directors and at least one director appointed by Nestlé.

D.	EMPLOYEES

        As of December 31, 2007, we employed approximately 14,500 full-time employees, including approximately 1,550 research and development employees, approximately 4,900 manufacturing employees and approximately 5,300 marketing, sales and customer support employees. Currently, approximately 530 of our workers in Belgium are represented by a union. In other European countries, our workers are represented by works councils. We believe that our employee relations are good.

The following table indicates the approximate number of employees by location:

December 31,	Total	United States	International

2007	14,500	7,100	7,400
2006	13,500	6,700	6,800
2005	12,700	6,400	6,300

E.	SHARE OWNERSHIP

As of December 31, 2007, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares. The following tables set forth the total number of vested and unvested shares and share options and share-settled stock appreciation rights owned by officers, directors and persons closely linked to them as of December 31, 2007.

			Total Number of
	Restricted	Beneficially Owned	Shares Owned
	Shares (1)	Shares	Direct or Indirectly

Cary R. Rayment	29,658	31,968	61,626
Dr. Werner J. Bauer	--	2,000	2,000
Francisco Castañer	--	2,500	2,500
Lodewijk J.R. de Vink	600	5,000	5,600
Gerhard N. Mayr	275	--	275
Thomas G. Plaskett	600	604	1,204
Paul Polman	--	1,900	1,900
Joseph M. Weller	600	--	600
Stefan Basler	236	--	236
Joanne Beck	687	200	887
Richard J. Croarkin	1,265	--	1,265
Martin Schneider	363	--	363
Elaine E. Whitbeck	5,501	--	5,501
Dr. G. André Bens	4,052	36,226	40,278
Dr. Gerald D. Cagle	9,554	64,307	73,861
Kevin J. Buehler	5,725	--	5,725

(1)	Restricted shares also include restricted share units settleable solely in shares.

Options and Share-Settled Stock Appreciation Rights Held by Officers and Directors

		Outstanding	Grant	Vesting	Term
Name	Year	(#)	Price ($)	Year	(Years)
Cary R. Rayment	2007	125,211	130.56	2010	10
	2006	95,652	122.90	2009	10
	2005	152,400	79.00	2008	10
	2004	82,000	63.32	2007	10
	2004	25,000	80.20	2007	10
	2003	55,000	36.39	2006	10

Lodewijk J. De Vink	2007	2,000	132.91	2010	10
	2006	2,200	100.00	2009	10
	2005	3,000	97.89	2008	10
	2004	4,000	75.30	2007	10
	2003	4,500	41.71	2006	10
	2002	6,000	33.00	2005	10

Thomas G. Plaskett	2007	2,000	132.91	2010	10
	2006	2,200	100.00	2009	10
	2005	3,000	97.89	2008	10

Gerhard N. Mayr	2007	2,000	132.91	2010	10

Joe Weller	2007	2,000	132.91	2010	10
	2006	2,200	100.00	2009	10

Dr. Gerald D. Cagle	2007	37,800	130.56	2010	10
	2006	33,043	122.90	2009	10
	2005	64,341	79.00	2008	10
	2004	103,000	63.32	2007	10
	2003	10,000	36.39	2006	10

Richard J. Croarkin	2007	9,972	136.93	2010	10

Kevin J. Buehler	2007	28,350	130.56	2010	10
	2006	14,783	122.90	2009	10
	2005	30,477	79.00	2008	10
	2004	37,000	63.32	2007	10
	2004	15,000	80.20	2007	10

Elaine E. Whitbeck	2007	23,625	130.56	2010	10
	2006	17,391	122.90	2009	10
	2005	30,477	79.00	2008	10

Dr. G. André Bens	2007	14,175	130.56	2010	10
	2006	15,652	122.90	2009	10
	2005	37,250	79.00	2008	10
	2004	58,000	63.32	2007	10
	2003	24,500	36.39	2006	10

Stefan Basler	2007	1,063	130.56	2010	10
	2006	704	122.90	2009	10
	2005	1,751	79.00	2008	10
	2004	2,420	63.32	2007	10
	2003	3,000	36.39	2006	10
	2002	2,550	33.00	2005	10

Joanne F. Beck	2007	2,717	130.56	2010	10
	2006	2,374	122.90	2009	10
	2005	5,418	79.00	2008	10
	2004	4,800	63.32	2007	10

Martin Schneider	2007	1,417	130.56	2010	10
	2006	1,268	122.90	2009	10
	2005	2,709	79.00	2008	10
	2004	3,630	63.32	2007	10

Information on common shares, stock options and share-settled stock appreciation rights granted to officers and directors and on incentive compensation plans is included in Item 6.B "Compensation."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

At December 31, 2007, Nestlé owned 230,250,000, or approximately 77.4%, of the outstanding common shares of Alcon. The common shares owned by Nestlé carry the same voting rights as other outstanding Alcon common shares. Nestlé is not subject to any contractual obligation to retain its controlling interest in us.

At December 31, 2007, excluding treasury shares held by Alcon, two shareholders of record in Switzerland, including Nestlé, held 230,250,100, or 77.4%, of the outstanding common shares of Alcon.

Other than Nestlé, no shareholder reported beneficial ownership of 5% or more of Alcon's outstanding common shares at December 31, 2007.

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

Intercompany Debt and Future Financings

The separation agreement contains provisions governing the refinancing of intercompany debt prior to the initial public offering in March 2002. During 2002, Nestlé's role in our debt structure changed from being the largest direct lender to providing primarily indirect support of our third-party debts. Through the course of 2007, we increased our direct borrowings from Nestlé or its affiliates to $132.6 million at December 31, 2007 from $101.3 million as of December 31, 2006.

In 2002, we entered into a $2.0 billion U.S. commercial paper program (the "CP Program"), which had $1.26 billion outstanding as of December 31, 2007. Nestlé serves as the guarantor of the CP Program, for which they receive a fee as discussed in note 7 to the consolidated financial statements. In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002. Through this Services Agreement, the parties more formally documented the pre-existing CP Program. The Services Agreement states that Nestlé will: (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.'s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.

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

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2007, the total maximum permitted under these lines of credit was approximately $469.1 million.

Pro Rata Share Repurchase Program

In December 2007, Alcon's board of directors authorized a new share repurchase program that allows for the purchase by Alcon of up to $1.1 billion of outstanding Alcon common shares. The new program provides for a pro rata purchase of shares from Nestlé. The Company will purchase three shares from Nestlé for each share acquired by the Company from the market pursuant to this new repurchase program. The price paid for shares purchased from Nestlé will equal the Exchange Act Rule 10b-18 volume-weighted average price. Shares may be purchased at times and in amounts determined by management based on its evaluation of market conditions and other business factors. The Company plans to finance the purchases with excess cash and investments on hand and with funds generated from operations. The Company expects to begin purchasing Alcon shares under this program in the first half of 2008 and anticipates completing the purchase of all shares authorized to be purchased under this program within a twelve-month period.

Cash Management, Investment and Treasury Services

The separation agreement provides that Nestlé will continue to perform the cash management and treasury functions that it performed for us on the date of the agreement. On January 1, 2004, we entered into the Services Agreement whereby Nestec S.A., an affiliate of Nestlé, provides certain additional treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction. The agreement may be terminated with 60 days' written notice. This agreement replaces a prior agreement with Nestlé to provide similar treasury and investment services during 2003. Total fees paid for these services to Nestec S.A. for the years ended December 31, 2007, 2006 and 2005 were $0.5 million, $0.7 million and $0.7 million, respectively.

Accounting and Reporting

Our consolidated financial statements are prepared in accordance with U.S. GAAP; Nestlé's consolidated accounts, consistent with past practice, will continue to be prepared in accordance with IFRS. The separation agreement provides that we will establish adequate procedures allowing for the timely conversion of our financial statements to IFRS for inclusion in Nestlé's financial statements.

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

Shared Sites

Three sites relating to the administration of our business continued to be shared with Nestlé in 2007. These offices were located in Brazil, Norway and South Africa.

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

In 2006 and 2005, Nestlé provided risk management services, including business risk analysis/enterprise risk management workshops and accounting services. In 2007, Nestlé provided risk management consultation to the Company and will continue to do so in 2008. The fees paid by the Company for these services were not material in 2007, 2006 and 2005.

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

WaveLight Acquisition

On November 9, 2007, Alcon completed a voluntary public tender offer of WaveLight culminating Alcon's acquisition of 77.4% of the issued shares of WaveLight. WaveLight develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery. Effective February 1, 2008, Alcon and WaveLight executed several agreements to integrate both companies' commercial operations in the U.S. market. Following the execution of these agreements, Alcon's U.S. subsidiary, Alcon Laboratories, Inc., will take over all sales, marketing, service and support operations in the United States for the two companies.

C.	INTEREST OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS

See Item 18.

2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS

See Item 18.

3.	AUDIT REPORT

See Report of Independent Auditors at page F-3.

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

Alcon has joined with its commercial partners in filing patent infringement actions against three different generic drug companies. All of these generic drug companies are seeking FDA approval to market a generic version of an Alcon product under an ANDA.

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Healthcare AG.) As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer Healthcare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Healthcare's systematic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer Healthcare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer Healthcare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. As a result of the lawsuit filing, the FDA must delay any approval of Teva's Vigamox® ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Healthcare and Teva relative to the two Bayer Healthcare patents was resolved by settlement on the eve of trial. The terms of the settlement have not yet been made public, but at the trial that proceeded between Teva and Alcon, Teva did not challenge either of the Bayer Healthcare patents, the latter of which extends until September 4, 2014 for Vigamox®. The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008. Judgment is not expected until the first half of 2009. Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product well before the 2020 expiration of the Alcon patent. Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kogyo Co. Ltd., holds another United States patent that has not been challenged in this case and extends through 2010. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa Hakko, will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has been scheduled for September 15, 2008. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product. Unlike the Apotex ANDA, which is challenging only the patent jointly owned by Kyowa Hakko and Alcon, the Barr ANDA is also challenging Kyowa Hakko's composition patent on olopatadine, the active agent in Patanol®. The 30-month period after which the FDA could approve Barr's generic product will expire the end of March 2010, nine months before the Kyowa Hakko composition patent expires. Alcon and Kyowa Hakko filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case. Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

8.	DIVIDEND POLICY

We currently intend to pay annual dividends on our common shares from earnings up to and including the calendar year 2007, which we expect would be paid in May 2008. The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law (which may be different than reported U.S. GAAP retained earnings), the proposal by our board of directors, and, ultimately, the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend from 2007 operations of CHF 2.63 per common share (or approximately $2.52 per common share at the exchange rates in effect on February 29, 2008.). The separation agreement provides that Nestlé will vote in favor of the payment of dividends proposed by our board of directors for so long as it holds a majority of our outstanding common shares. We are required by Swiss corporate law to declare and pay dividends in Swiss francs. Holders of record of our common shares will receive dividend payments in U.S. dollars, unless they provide notice to our transfer agent, BNY Mellon Shareowner Services, that they wish to receive dividend payments in Swiss francs. Holders of our common shares through The Depository Trust Company will receive dividend payments in U.S. dollars, unless they provide notice to The Depository Trust Company that they wish to receive payments in Swiss francs. The exchange rate applicable to dividend payments will be determined as of a date shortly before the payment date. BNY Mellon Shareowner Services will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, as the case may be, and we will be responsible for withholding required amounts for taxes.

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

Alcon's common shares were not listed or traded prior to the IPO. The following table lists the high and low closing market prices for Alcon's common shares for the periods indicated as reported:

	High	Low
Year ended December 31,
2003	$60.95	$35.35
2004	87.24	58.85
2005	147.60	77.45
2006	138.12	93.24
2007	153.91	109.80

Year ended December 31,
2006:First quarter	138.12	103.10
Second quarter	110.75	97.41
Third quarter	119.70	93.24
Fourth quarter	115.20	100.12

2007:First quarter	132.36	109.80
Second quarter	141.90	129.82
Third quarter	145.85	131.91
Fourth quarter	153.91	133.93

Month of:
September 2007	145.85	134.78
October 2007	153.91	144.81
November 2007	152.90	133.93
December 2007	150.67	140.18
January 2008	154.53	139.26
February 2008	154.25	140.17

5.	TYPE AND CLASS OF SECURITIES

Not Applicable.

6.	LIMITATIONS OF SECURITIES

Not Applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED

Not Applicable.

B.	PLAN OF DISTRIBUTION

Not Applicable.

C.	MARKETS FOR STOCK

Alcon's common shares are listed for trading on the New York Stock Exchange and are traded under the symbol "ACL".

D.	SELLING SHAREHOLDERS

Not Applicable.

E.	DILUTION FROM OFFERING

Not Applicable.

F.	EXPENSES OF OFFERING

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Alcon, Inc. is registered in the commercial register of the Canton of Zug, Switzerland under number CH-170.3.017.372-9.

As of December 31, 2007, our issued share capital was CHF 62,347,145.60 on 311,735,728 common shares at CHF 0.20 par value per common share.

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

Share Register

Our share register is kept by BNY Mellon Shareowner Services in New York, New York, which acts as transfer agent and registrar. The share register reflects only record owners of our shares; beneficial owners of common shares holding their shares through The Depository Trust Company, which we refer to as "DTC", are not recorded in our share register. Shares held through DTC are registered in our share register in the name of DTC's nominee. We are entitled to accept only those persons as shareholders, usufructuaries or nominees who have been recorded in our share register, and to perform dividend payment and other obligations only to our shareholders of record, including DTC. A shareholder of record must notify BNY Mellon Shareowner Services of any change in address. Until notice of a change in address has been given, all of our written communication to our shareholders of record shall be deemed to have validly been made if sent to the address recorded in the share register.

Share Certificates

We issue certificates evidencing our common shares to our shareholders of record, unless shares are held in uncertificated position.

Transfers of Common Shares

Beneficial owners of our common shares may transfer their shares through the book-entry system of DTC. Common shares held of record represented by share certificates may be transferred only by delivery of the share certificates representing those common shares duly endorsed or accompanied by an executed stock power. A transferee who wishes to become a shareholder of record must deliver the duly executed certificate in a form proper for transfer to our transfer agent and registrar, BNY Mellon Shareowner Services, in order to be registered in our share register (Aktienregister).

As of December 31, 2007, Alcon is eligible for DTC's Direct Registration System but is not a participant.

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

Preferred Shares

As of December 31, 2007, no Alcon preferred shares were authorized, issued or outstanding.

Future Share Issuances

Under Swiss law, all decisions with respect to capital increases, whether of common or nonvoting preferred shares and whether for cash, non-cash or no consideration, are subject to the approval or authorization by shareholders.

Creation of Conditional Share Capital for the 2002 Alcon Incentive Plan. As of December 31, 2007, our share capital may be increased by a maximum aggregate amount of CHF 3,443,854.40 through the issuance of a maximum of 17,219,272 fully paid common shares, subject to adjustments to reflect share splits, upon the exercise of options to purchase common shares. New common shares will be issued upon the exercise of options which our management, employees and directors may be granted pursuant to the 2002 Alcon Incentive Plan. The grant of these options and the issuance of the underlying common shares upon option exercises will not entitle our shareholders to preemptive rights. The exercise price of the stock options shall be no less than the market price of common shares upon the date of grant of the options. See "Management--2002 Alcon Incentive Plan."

At December 31, 2007, 10,615,029 common shares, including 2,311,746 common shares during 2007, had been issued cumulatively from conditional share capital pursuant to the exercise of stock options granted under the 2002 Alcon Incentive Plan.

In 2002, contemporaneously with the IPO, certain Company employees elected to convert $34.2 million of their interests in the 1994 Phantom Stock Plan into 2,165,699 contingent restricted common shares of Alcon. All of these shares were issued from conditional share capital and included in the issued common shares in the accompanying balance sheets at December 31, 2007 and 2006.

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

Notices

Article 31 of our Articles of Association requires us to publish notices, including notice of shareholders' meetings, to our shareholders in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). Our board of directors may, but is not generally required by Swiss law to, designate additional means of providing notice to shareholders. We also may communicate with our shareholders through the addresses registered in our share register.

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

The 2008 annual general meeting of shareholders is scheduled for May 6, 2008 in Zug, Switzerland.

Extraordinary General Meetings

Our board of directors is required to convene an extraordinary general meeting of shareholders, for among other reasons, if a shareholders' meeting adopts a resolution to that effect or if holders of common shares representing an aggregate of at least 10% of our nominal share capital request in writing that it do so. An extraordinary general meeting is convened by publication of a notice as set forth above under "– Notices."

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

Shareholders of record and beneficial owners of shares holding their shares through DTC will have the opportunity to appoint proxies, in the case of shareholders of record, or give voting instructions, in the case of beneficial owners of shares holding their shares through DTC, or to request attendance at shareholders' meetings. Any request must be made through the same banking and brokerage channels as we originally used to send the shareholders' materials.

Net Profits and Dividends

Swiss corporate law requires us to retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our nominal share capital. All other net profits may be paid as dividends if approved by our shareholders.

Under Swiss corporate law, we may only pay dividends if we have sufficient distributable profits from prior business years, or if the reserves on our holding company-only balance sheet prepared in accordance with Swiss statutory accounting rules are sufficient to allow the distribution of a dividend. In either event, dividends may be distributed only following approval by our shareholders based on our statutory holding company-only accounts. Our board of directors may propose that a dividend be distributed, but our shareholders retain the final authority to determine whether a dividend is paid. Our statutory auditors also must confirm that the dividend proposal of the board of directors conforms to statutory law and our Articles of Association. Subject to the foregoing, we intend to pay dividends on our common shares. See "Dividend Policy".

We are required under Swiss corporate law to declare dividends on our shares in Swiss francs. Holders of our common shares will receive payments in U.S. dollars, unless they provide notice to our transfer agent, BNY Mellon Shareowner Services, that they wish to receive dividend payments in Swiss francs. BNY Mellon Shareowner Services will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, less amounts subject to withholding for taxes.

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

Transfer and Paying Agents

Our transfer agent and paying agent for dividends and all other similar payments on our common shares is BNY Mellon Shareowner Services.

Auditors, Group Auditors and Special Auditors

In May 2007, the shareholders re-elected KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, as Group and Parent Company Auditors for a one-year term of office. KPMG Klynveld Peat Marwick Goerdeler SA meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies. To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG Klynveld Peat Marwick Goerdeler SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP also was retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities. The shareholders re-elected Zensor Revisions AG, Zug, as special auditors for a one-year term of office. The auditors, group auditors and the special auditors are elected for a term ending at our next annual general shareholders' meeting. Due to recent amendments to the Swiss Federal Code of Obligations, Zensor Revisions AG no longer meets the requirements for auditing Swiss public companies. The board of directors plans to nominate OBT AG, Zürich, at the annual general meeting of shareholders set for May 6, 2008, as special auditors for a one-year term of office.

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

1.

As of December 31, 2007, the Company had a $2.0 billion Commercial Paper Program (the "CP Program"). As of December 31, 2007, $1.26 billion of commercial paper was outstanding under the CP Program at an average interest rate of 4.4% before fees. Nestlé guarantees the commercial paper issued under the CP Program and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. Nestlé's guarantee permits the Company to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the CP Program are comparable to the fees that would be paid in an arm's length transaction. Total fees paid to Nestlé for the years ended December 31, 2007, 2006 and 2005 were $0.4 million, $0.4 million and $0.5 million, respectively.

In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002, which is incorporated by reference as an exhibit to this annual report. Through this Services Agreement, the parties more formally documented the pre-existing CP Program. The Services Agreement states that Nestlé will: (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.'s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.

2.

The Company had available commitments of $261.1 million under unsecured demand notes payable to various Nestlé affiliates; at December 31, 2007, $132.6 million was outstanding under these demand notes. The demand notes are committed for less than one year and accrue interest at rates consistent with local borrowing rates.

3.

On January 1, 2004, the Company entered into an agreement whereby Nestec, S.A., an affiliate of Nestlé, provides certain treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction. The agreement may be terminated with 60 days' written notice. This agreement replaces a prior agreement with Nestlé to provide similar services. Total fees paid to Nestec S.A. for the years ended December 31, 2007, 2006 and 2005 were $0.5 million, $0.7 million and $0.7 million, respectively.

D.	EXCHANGE CONTROLS

Other than in connection with government sanctions that may currently be imposed on Belarus, the Democratic Republic of Congo, the Islamic Republic of Iran, Iraq, Ivory Coast, Lebanon, Liberia, Myanmar, North Korea, Sierra Leone, Sudan, Uzbekistan, Zimbabwe, persons related to the assassination of Rafik Hariri, on certain persons from the former Republic of Yugoslavia and on persons or organizations with links to Osama bin Laden, the "Al-Qaida" group, the Taliban and other terrorist groups, and any other similar sanctions that the Swiss government may impose against various countries, regimes or parties, there are currently no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

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

As of January 1, 2007, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries.

Albania	Hungary	Malaysia	Slovak Republic
Argentina	Iceland	Mexico	Slovenia
Australia	India	Moldova	South Africa
Austria	Indonesia	Mongolia	South Korea
Belarus	Iran	Morocco	Spain
Belgium	Israel	Netherlands	Sri Lanka
Bulgaria	Italy	New Zealand	Sweden
Canada	Ivory Coast	Norway	Tajikistan
Croatia	Jamaica	Pakistan	Thailand
Czech Republic	Japan	People's Republic of China	Trinidad and Tobago
Denmark	Kazakhstan	Philippines	Tunisia
Ecuador	Kuwait	Poland	Turkmenistan
Egypt	Kyrgyzstan	Portugal	Ukraine
Estonia	Latvia	Republic of Ireland	United Kingdom
Finland	Liechtenstein	Romania	United States
France	Lithuania	Russia	Uzbekistan
Germany	Luxembourg	Serbia and Montenegro	Venezuela
Greece	Macedonia	Singapore	Vietnam

In addition, new treaties have been signed with Armenia, Azerbaijan, Pakistan and South Africa. These treaties are not yet in force, however. By exchange of notes, extension of the 1954 Treaty with the United Kingdom applies to Antigua and Barbuda, Barbados, Belize, British Virgin Islands, Dominica, Grenada, Malawi, Montserrat, St. Kitts and Nevis, Anguilla, St. Lucia, St. Vincent and Zambia. By extension of notes, the 1973 Treaty with Denmark applies to the Faroe Islands.

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

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position. At December 31, 2007, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.9% at December 31, 2007) instrument. At December 31, 2007, the fair value of the interest rate swap was $1.0 million, based on market data, including the relevant interest rate. The equivalent notional principal amount at December 31, 2007 was $44.7 million.

At December 31, 2007, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

Variable Rate Instruments	Fair Value/ Notional Amount

	(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$2,134.3

Liabilities:
Short Term Debt - Variable Rate	1,751.1
Long Term Debt - Variable Rate	8.8
Interest Rate Swaps - Variable Rate	44.7

	1% Decrease	1% Increase
Pretax Earnings Effect on Variable Rate Instruments of	in Rates	in Rates
	(in millions)
Assets	$(21.3)	$21.3
Debt	17.6	(17.6)
Swaps	0.4	(0.4)
Total	$(3.3)	$3.3

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters. The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $128.4 million at December 31, 2007, of which $72.6 million were senior secured bank loans and $55.8 million were mortgage-backed securities. The market value of the Company's fixed income portfolios classified as trading securities was approximately $319.3 million at December 31, 2007, of which $248.3 million were global fixed income and $71.0 million were senior secured bank loans.

As of December 31, 2007, WaveLight was a party to nine euro interest rate and interest rate cross currency derivative contracts totaling $68.0 million equivalent notional amount with maturities ranging from December 2008 to March 2019. These derivatives were classified in other current liabilities with a fair market value of $2.5 million. These transactions preceded Alcon's acquisition of a majority stake in WaveLight in November 2007 and appear to be more speculative in nature than the Company's normal practice. Alcon plans to evaluate these derivatives in 2008 and consider any appropriate actions.

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

     As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $15,000 to $500,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 21 years, we have offered financing programs for surgical equipment and losses have not been material. In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

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

We use foreign currency forward contracts and options to manage the volatility of non-functional currency monetary assets and liabilities resulting from changes in exchange rates. Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we target hedging less than or equal to 100% of our currency risk, we believe that gains or losses on foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities. Regarding foreign currency forward contracts, an instantaneous 10% decline in foreign exchange rates at December 31, 2007 would have decreased our earnings before income taxes by approximately $19.5 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars. At December 31, 2007, our financial instruments were as follows:

$167.3 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables (denominated in various currencies) held by a Swiss subsidiary.

$100.0 million equivalent notional amount of forward currency swap agreements intended to offset exposure resulting from intercompany loans denominated in Japanese yen in our Belgium and Italy subsidiaries.

$2.4 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$68.8 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables (denominated in euros and British pounds sterling) held by Alcon.

$8.4 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from payables and receivables (denominated in U.S. dollars) held by WaveLight.

Equity and Other Market Risk

We purchase investments in equity securities, hedge funds and real estate investment trusts ("REITs") as part of our overall investment strategy for corporate liquidities. The Company's equity investments are professionally managed by firms with proven long term performance records. Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly. At December 31, 2007, the fair value of the Company's equity securities, hedge funds and REITs were $36.4 million, $196.8 million and $28.3 million, respectively. The equity securities are classified as available-for-sale, while the hedge funds and REIT investments are classified as trading securities.

The values of these investments are subject to market price volatility. The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

	Value of Securities Given		Value of Securities Given
	Hypothetical 10% Decline	Fair Value as of	Hypothetical 10% Increase
	in Price of All Securities	December 31, 2007	in Price of All Securities
		(in millions)
Equities	$32.8	$36.4	$40.0
Hedge Funds	177.1	196.8	216.5
REITs	25.5	28.3	31.1
Total	$235.4	$261.5	$287.6

While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently. Security market prices change in a more complex fashion than presented. The Company's investment portfolio, of which these investments are a component, has been constructed to generate returns within established risk parameters deploying asset classes whose returns are not perfectly correlated.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

Alcon, Inc. acquired a majority interest in WaveLight AG during November 2007. Management excluded from its assessment of the effectiveness of Alcon, Inc.'s internal control over financial reporting as of December 31, 2007 WaveLight AG's internal control over financial reporting associated with total assets of $208.1 million and sales of $15.1 million included in the consolidated financial statements of Alcon, Inc. and its subsidiaries as of and for the year ended December 31, 2007. Management did not assess the effectiveness of internal control over financial reporting at WaveLight AG due to the complexity associated with assessing internal controls during integration efforts.

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

Alcon has adopted a Code of Business Conduct and Ethics that applies to all employees, including its Chief Executive Officer, Chief Financial Officer and its principal accounting officer. The Company has posted this Code of Ethics to its website, www.alcon.com, where it is publicly available. In addition, Alcon will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders without charge upon request. All such requests should be sent in writing to Global Compliance, Alcon Laboratories, Inc., 6201 South Freeway, T2-2, Fort Worth, Texas 76134.

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

The aggregate worldwide fees billed by KPMG LLP and its affiliates for professional services to the Company were $5.5 million in 2007 and $5.85 million in 2006, as noted below.

	2007	2006
	(in thousands)

Audit fees (1)	$5,274	$5,532
Audit-related fees (2)	59	59
Tax fees (3)	154	250
All other fees (4)	13	9
Total fees	$5,500	$5,850

(1)

Audit fees represent fees for professional services provided for the integrated audit of the Company's annual financial statements, review of the Company's quarterly financial statements, and statutory audits for the Company's worldwide subsidiaries/affiliates.

(2)	Audit-related fees consisted principally of fees for international audit coordination and audits of financial statements of certain employee benefit plans.

(3)	Tax fees represent fees for professional services related to tax compliance and tax planning/advisory consultation.

(4)	All other fees represent professional services provided for services not directly supporting financial statement audits.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended December 31, 2007 and 2006 have been approved by the Audit Committee, subject to the policy and procedures described below.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the year ended December 31, 2007 by or on behalf of Alcon or any "affiliated purchaser," of its common shares that are registered pursuant to Section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number of
	Total Number of	Average Price	as Part of Publicly	Shares That May Yet
	Shares Purchased	Paid	Announced Plans or	Be Purchased under the
Period	(a)(b)(c)	per Share	Programs (a)(b)(c)	Plans or Programs (d)(e)

January 1 to 31, 2007	1,600,433	$117.52	1,600,433	1,798,588
February 1 to 28, 2007	1,399,953	124.58	1,399,953	5,398,635
March 1 to 31, 2007	1,093,300	128.74	1,093,300	4,305,335
April 1 to 30, 2007	1,054,671	138.03	1,054,671	3,250,664
May 1 to 31, 2007	400,078	136.52	400,078	2,850,586
June 1 to 30, 2007	300,940	135.94	300,940	2,549,646
July 1 to 31, 2007	314,724	140.87	314,724	2,234,922
August 1 to 31, 2007	360,099	137.93	360,099	1,874,823
September 1 to 30, 2007	270,000	139.26	270,000	3,604,823
October 1 to 31, 2007	360,288	147.88	360,288	3,244,535
November 1 to 30, 2007	314,769	146.48	314,769	2,929,766
December 1 to 31, 2007	195,000	143.71	195,000	2,734,766
Total	7,664,255	130.91	7,664,255	N/A

(a)	Based on settlements occurring within the month.

(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)

In addition to the purchases disclosed in this table, during 2007 the Company also acquired 18,969 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)

On September 7, 2006, Alcon's board of directors authorized the purchase of up to 5,000,000 Alcon common shares. The shares were reacquired in anticipation of the authorization for cancellation and retirement, approved by Alcon's shareholders on May 9, 2007.

On February 7, 2007, Alcon's board of directors authorized the purchase in the open market of up to an additional 5,000,000 Alcon common shares. These shares may be used to satisfy share-based awards and/or presented for cancellation and retirement to the extent approved by Alcon's shareholders.

On September 7, 2007, Alcon's board of directors authorized the purchase in the open market of up to an additional 2,000,000 Alcon common shares. The Company plans to use these shares to cover the expected future exercise of employee share-based awards. From time to time, the Company will purchase shares in the open market.

(e)

In December 2007, Alcon's board of directors authorized a new share repurchase program that allows for the purchase by Alcon of up to $1.1 billion of outstanding Alcon common shares. The new program provides for a pro rata purchase of shares from Nestlé. The Company will purchase three shares from Nestlé for each share acquired by the Company from the market pursuant to this new repurchase program. The price paid for shares purchased from Nestlé will equal the Exchange Act Rule 10b-18 volume-weighted average price. Shares may be purchased at times and in amounts determined by management based on its evaluation of market conditions and other business factors. The Company plans to finance the purchases with excess cash and investments on hand and with funds generated from operations. The Company expects to begin purchasing Alcon shares under this program in the first half of 2008 and anticipates completing the purchase of all shares authorized to be purchased under this program within a twelve-month period.

This program is in addition to the Company’s existing repurchase program, under which, as of December 31, 2007, the Company had remaining authorization to purchase up to 2.7 million shares.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page Reference
ALCON, INC. AND SUBSIDIARIES:
Management's Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2007 and 2006	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2007, 2006 and 2005	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2007, 2006 and 2005	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2007, 2006 and 2005	F-8
Notes to Consolidated Financial Statements	F-9

ITEM 19.     EXHIBITS

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Registrant's Articles of Association, as of February 27, 2008
(Incorporated by reference to Exhibit 99.1 of Registrant's Report on
Form 6-K filed on March 12, 2008)
1.2	Registrant's Organizational Regulations, as of February 6, 2008
(Incorporated by reference to Exhibit 99.1 and Exhibit 99.2
of Registrant's Report on Form 6-K filed on March 3, 2008)
2.1	The Registrant agrees to furnish copies of any instruments defining the rights of holders of long term debt of the Registrant and its consolidated subsidiaries to the Commission upon request.
4.1	Amended 2002 Alcon Incentive Plan effective January 1, 2007
(Incorporated by reference to Exhibit 4.1 to the Registrant's Annual
Report on Form 20-F filed on March 19, 2007)
4.2	Alcon Executive Deferred Compensation Plan (Incorporated
by reference to Exhibit 4.1 to the Registrant's Registration
Statement on Form S-8 filed on December 12, 2003,
File No. 333-100746)
4.3	Alcon 401(k) Retirement Plan and Trust
(Incorporated by reference to Exhibit 4.1 to the Registrant's Registration
Statement on Form S-8 filed on December 12, 2003, File No. 333-111145)
4.4	Alcon Excess 401(k) Plan (Incorporated by reference to Exhibit 4.4 to the
Registrant's Annual Report on Form 20-F filed on March 12, 2004)
4.5	Alcon Supplemental Executive Retirement Plan for Alcon Holdings, Inc.
and Affiliated Entities (Incorporated by reference to Exhibit 4.5 to the
Registrant's Annual Report on Form 20-F filed on March 12, 2004)
4.6	Commercial Paper Guarantee (Incorporated by reference
to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F
filed on March 31, 2003)
4.7	Investment Services Agreement with Nestec S.A. effective January 1, 2004
(Incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on
Form 20-F filed on March 15, 2005)
4.8	Separation Agreement between Nestlé S.A. and Alcon, Inc., dated February
22, 2002 (Incorporated by reference to Exhibit 10.1 to the Registrant's
Registration Statement on Form F-1 filed on February 22, 2002)
4.9	Guarantee Fee and Commercial Paper Program Services Agreement among
Nestlé S.A., Alcon, Inc. and Alcon Capital Corporation which documents a
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

ALCON, INC.

(Registrant)

/s/ Richard J. Croarkin

(Signature)

Richard J. Croarkin, Senior Vice President, Finance and

Chief Financial Officer

Date:

March 18, 2008

INDEX TO FINANCIAL STATEMENTS

Page
Reference
ALCON, INC. AND SUBSIDIARIES:
Management’s Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2007 and 2006	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2007, 2006 and 2005	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2007, 2006 and 2005	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2007, 2006 and 2005	F-8
Notes to Consolidated Financial Statements	F-9

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

Alcon, Inc. acquired a majority interest in WaveLight AG during November 2007. Management excluded from its assessment of the effectiveness of Alcon, Inc.'s internal control over financial reporting as of December 31, 2007 WaveLight AG's internal control over financial reporting associated with total assets of $208.1 million and sales of $15.1 million included in the consolidated financial statements of Alcon, Inc. and its subsidiaries as of and for the year ended December 31, 2007. Management did not assess the effectiveness of internal control over financial reporting at WaveLight AG due to the complexity associated with assessing internal controls during integration efforts.

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2007, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Cary R. Rayment	/s/ Richard J. Croarkin
Cary R. Rayment	Richard J. Croarkin
Chairman of the Board, President	Senior Vice President, Finance
and Chief Executive Officer	and Chief Financial Officer

March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 9 to the consolidated financial statements, effective January 1, 2007, the Company implemented FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcon, Inc.'s internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Fort Worth, Texas

March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Alcon, Inc.:

We have audited Alcon, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Alcon, Inc. acquired a majority interest in WaveLight AG during November 2007, and management excluded from its assessment of the effectiveness of Alcon, Inc.'s internal control over financial reporting as of December 31, 2007 WaveLight AG's internal control over financial reporting associated with total assets of $208.1 million and total revenues of $15.1 million included in the consolidated financial statements of Alcon, Inc. and subsidiaries as of and for the year ended December 31, 2007. Our audit of internal control over financial reporting of Alcon, Inc. also excluded an evaluation of the internal control over financial reporting of WaveLight AG.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 17, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Fort Worth, Texas

March 17, 2008

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$2,134.3	$1,489.2
Short term investments	669.8	321.0
Trade receivables, net	1,089.2	912.8
Inventories	548.5	473.8
Deferred income tax assets	89.3	122.5
Other current assets	293.7	142.8

Total current assets	4,824.8	3,462.1
Long term investments	41.8	91.1
Property, plant and equipment, net	1,030.0	920.7
Intangible assets, net	89.6	95.2
Goodwill	626.0	553.2
Long term deferred income tax assets	322.1	235.7
Other assets	81.3	69.3

Total assets	$7,015.6	$5,427.3

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$208.7	$168.9
Short term borrowings	1,751.1	926.5
Current maturities of long term debt	1.3	5.8
Other current liabilities	901.1	899.9

Total current liabilities	2,862.2	2,001.1

Long term debt, net of current maturities	52.2	49.0
Long term deferred income tax liabilities	23.9	10.1
Other long term liabilities	702.6	453.5
Contingencies (note 18)
Shareholders' equity:
Common shares, par value CHF 0.20 per share; 328,955,000
shares authorized, 311,735,728 shares issued and
297,662,706 shares outstanding at December 31, 2007;
336,875,000 shares authorized, 317,343,982 shares issued and
301,182,404 shares outstanding at December 31, 2006	43.1	43.9
Additional paid-in capital	1,299.8	1,064.5
Accumulated other comprehensive income	203.0	127.3
Retained earnings	3,392.2	3,201.9
Treasury shares, at cost; 14,073,022 shares at December 31, 2007;
and 16,161,578 shares at December 31, 2006	(1,563.4)	(1,524.0)

Total shareholders' equity	3,374.7	2,913.6

Total liabilities and shareholders' equity	$7,015.6	$5,427.3

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2007	2006	2005
	(in millions, except share data)

Sales	$5,599.6	$4,896.6	$4,368.5
Cost of goods sold	1,398.2	1,215.1	1,078.4

Gross profit	4,201.4	3,681.5	3,290.1
Selling, general and administrative	1,694.0	1,398.5	1,594.7
Research and development	564.3	512.1	421.8
In process research and development	9.3	--	--
Amortization of intangibles	50.7	198.8	85.7

Operating income	1,883.1	1,572.1	1,187.9
Other income (expense):
Gain (loss) from foreign currency, net	11.2	(7.9)	0.7
Interest income	69.3	74.1	48.7
Interest expense	(50.0)	(42.6)	(38.8)
Other, net	15.4	21.2	4.4

Earnings before income taxes	1,929.0	1,616.9	1,202.9
Income taxes	342.6	268.8	271.9

Net earnings	$1,586.4	$1,348.1	$931.0

Basic earnings per common share	$5.32	$4.43	$3.04

Diluted earnings per common share	$5.25	$4.37	$2.98

Basic weighted average common shares	298,353,894	304,279,489	306,036,089
Diluted weighted average common shares	302,162,019	308,671,707	311,903,177

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2007, 2006 and 2005

	Common Shares			Accumulated
	Number		Additional	Other
	of Shares		Paid-in	Comprehensive	Deferred	Retained	Treasury
	Outstanding	Amount	Capital	Income	Compensation	Earnings	Shares	Total
	(in millions, except share data)
Balance, December 31, 2004	305,654,454	$42.7	$547.3	$225.4	$(2.6)	$1,653.6	$(278.5)	$2,187.9

Comprehensive income:
Net earnings	--	--	--	--	--	931.0	--	931.0
Change in net unrealized losses
on investments	--	--	--	1.9	--	--	--	1.9
Minimum pension liability
adjustment, net of taxes	--	--	--	4.0	--	--	--	4.0
Foreign currency translation
adjustments	--	--	--	(140.4)	--	--	--	(140.4)
Total comprehensive income								796.5

Share award transactions	4,552,198	0.7	148.6	--	--	--	3.6	152.9
Tax benefits on share award
transactions	--	--	110.1	--	--	--	--	110.1
Treasury shares acquired	(3,721,354)	--	--	--	--	--	(391.9)	(391.9)
Compensation expense	--	--	--	--	2.6	--	--	2.6
Dividends on common shares	--	--	0.3	--	--	(302.3)	--	(302.0)
Balance, December 31, 2005	306,485,298	43.4	806.3	90.9	--	2,282.3	(666.8)	2,556.1

Comprehensive income:
Net earnings	--	--	--	--	--	1,348.1	--	1,348.1
Change in net unrealized gains
(losses) on investments	--	--	--	7.9	--	--	--	7.9
Foreign currency translation
adjustments	--	--	--	90.4	--	--	--	90.4
Total comprehensive income								1,446.4

Adjustment to initially apply
FASB Statement No. 158, net of taxes	--	--	--	(61.9)	--	--	--	(61.9)
Share-based payments	--	--	83.0	--	--	--	--	83.0
Share award transactions	3,175,731	0.5	79.1	--	--	(0.9)	31.2	109.9
Tax benefits on share award
transactions	--	--	96.1	--	--	--	--	96.1
Treasury shares acquired	(8,478,625)	--	--	--	--	--	(899.2)	(899.2)
Share cancellation	--	--	(0.2)	--	--	(10.6)	10.8	--
Dividends on common shares	--	--	0.2	--	--	(417.0)	--	(416.8)
Balance, December 31, 2006	301,182,404	43.9	1,064.5	127.3	--	3,201.9	(1,524.0)	2,913.6

Comprehensive income:
Net earnings	--	--	--	--	--	1,586.4	--	1,586.4
Change in net unrealized gains
(losses) on investments	--	--	--	(10.4)	--	--	--	(10.4)
Foreign currency translation
adjustments	--	--	--	101.0	--	--	--	101.0
Unrecognized postretirement
benefits losses and prior
service costs, net of taxes	--	--	--	(14.9)	--	--	--	(14.9)
Total comprehensive income								1,662.1

Adjustment to initially apply
FASB Interpretation No. 48	--	--	--	--	--	30.0	--	30.0
Share-based payments	--	--	84.4	--	--	--	--	84.4
Share award transactions	4,144,557	0.3	60.2	--	--	(0.3)	129.8	190.0
Tax benefits on share award
transactions	--	--	110.8	--	--	--	--	110.8
Treasury shares acquired	(7,664,255)	--	--	--	--	--	(1,003.4)	(1,003.4)
Share cancellation	--	(1.1)	(20.4)	--	--	(812.7)	834.2	--
Dividends on common shares	--	--	0.3	--	--	(613.1)	--	(612.8)
Balance, December 31, 2007	297,662,706	$43.1	$1,299.8	$203.0	$--	$3,392.2	$(1,563.4)	$3,374.7
See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006	2005
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$1,586.4	$1,348.1	$931.0
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	159.7	158.5	124.9
Amortization of intangibles	50.7	198.8	85.7
In process research and development	9.3	--	--
Amortization of deferred compensation	--	--	2.6
Share-based payments	84.7	81.2	--
Tax benefit from share-based compensation	15.6	--	110.1
Deferred income taxes	(26.3)	(105.9)	(22.5)
Loss (gain) on sale of assets	(11.7)	2.6	2.7
Provisions for losses (note 18)	--	(120.3)	248.7
Changes in operating assets and liabilities, net of effects
from business acquisition:
Trading securities	(405.1)	74.0	(213.3)
Trade receivables	(95.1)	(148.7)	(81.2)
Inventories	3.4	(11.5)	(18.6)
Other assets	(129.4)	(5.7)	(37.4)
Accounts payable and other current liabilities	110.4	(93.9)	80.9
Other long term liabilities	116.9	28.7	21.4

Net cash from operating activities	1,469.5	1,405.9	1,235.0
Cash provided by (used in) investing activities:
Proceeds from sale of assets	3.1	1.5	3.7
Purchases of property, plant and equipment	(227.2)	(222.3)	(162.2)
Acquisition of business, net of cash acquired	(111.5)	--	--
Purchases of intangible assets	(0.1)	--	(43.2)
Purchases of available-for-sale investments	(36.6)	(371.0)	(371.2)
Proceeds from sales of available-for-sale investments	145.2	425.7	190.6

Net cash from investing activities	(227.1)	(166.1)	(382.3)
Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	729.4	(108.3)	123.9
Proceeds from issuance of long term debt	1.3	--	--
Repayment of long term debt	(6.1)	(6.3)	(16.1)
Dividends on common shares	(612.8)	(416.8)	(302.0)
Acquisition of treasury shares	(1,003.4)	(899.2)	(391.9)
Proceeds from exercise of stock options	189.8	109.8	153.1
Tax benefits from share-based payment
arrangements	95.2	96.1	--

Net cash from financing activities	(606.6)	(1,224.7)	(433.0)

Effect of exchange rates on cash and cash equivalents	9.3	16.9	(55.9)

Net increase in cash and cash equivalents	645.1	32.0	363.8
Cash and cash equivalents, beginning of year	1,489.2	1,457.2	1,093.4

Cash and cash equivalents, end of year	$2,134.3	$1,489.2	$1,457.2
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

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement healthcare plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and healthcare cost trends. Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. The Company has elected to delay adoption of the provision to measure the funded status of a plan as of the date of its year-end balance sheet. The requirement to measure plan assets and benefit obligations as of the fiscal year-end date is required for fiscal years ending after December 15, 2008. Under SFAS No. 158, retrospective application is not permitted. Therefore, the amounts of accumulated other comprehensive income (loss) at December 31, 2007 and 2006 are not directly comparable to the amount at December 31, 2005.

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

Advertising costs are expensed as incurred. Advertising costs amounted to $151.1, $130.4 and $128.8 in 2007, 2006 and 2005, respectively.

Shipping and handling costs amounted to $66.3, $56.6 and $49.1 in 2007, 2006 and 2005, respectively.

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

(q)	Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2007	2006	2005

Basic weighted average common shares outstanding	298,353,894	304,279,489	306,036,089
Effect of dilutive securities:
Employee stock options	3,606,985	4,359,828	5,580,253
Share-settled stock appreciation rights	98,358	859	--
Share-settled restricted share units	14,555	2,853	--
Contingent restricted common shares	88,227	28,678	286,835

Diluted weighted average common shares outstanding	302,162,019	308,671,707	311,903,177

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Certain executives of the Company had deferred the receipt of 161,097 and 174,413 Alcon common shares at December 31, 2007 and 2006, respectively, into the Alcon Executive Deferred Compensation Plan ("DCP") discussed in note 13. Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the years ended December 31, 2007 and 2006 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2007	2006

Stock options	-	179,984
Share-settled stock appreciation rights	13,402	1,315,645

The effect of their inclusion would have been anti-dilutive.

The effect of anti-dilutive stock options was not significant in 2005, and no share-settled stock appreciation rights were granted prior to 2006.

(r)	Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments, the changes in the funded status of defined benefit postretirement plans (beginning in 2007) and, in 2005, minimum pension liability adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income.

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

Net earnings for the years ended December 31, 2007 and 2006 reflected the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the consolidated financial statements for the year ended December 31, 2005 have not been restated to reflect the impact of SFAS No. 123(R). Therefore, the results for the years ended December 31, 2007 and 2006 are not directly comparable to those in the year ended December 31, 2005.

SFAS No. 123(R) requires companies to estimate the "fair value" of share-based payment awards as of the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period. Share-based compensation expense recognized in net earnings for the years ended December 31, 2007 and 2006 were based on awards ultimately expected to vest, and therefore the amounts were reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. SFAS No. 123(R) also requires that excess tax benefits related to share-based compensation be reflected as financing cash flows rather than operating cash flows.

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

Treasury shares are accounted for by the cost method. The board of directors has approved the purchase of Alcon common shares for various purposes as described in notes 12 and 17.

(u)	Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(v)	Reclassifications

In the consolidated statements of cash flows and in notes 3 and 10, certain reclassifications were made to prior year amounts to conform with current year presentation. These reclassifications had no effect on reported earnings, working capital or shareholders' equity.

(2)	Cash Flows__Supplemental Disclosures
	2007	2006	2005

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for the following:

Interest expense, net of amount capitalized	$48.2	$42.6	$37.8

Income taxes	$161.8	$274.0	$157.4

Supplemental Disclosure of Noncash Financing Activities:

a)

In 2002, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. Deferred compensation (included in shareholders' equity) related to the restricted common shares was reduced by $2.6, which amount was charged against earnings in the year ended December 31, 2005, and was reflected as an adjustment in net cash from operating activities.

b)

During the years ended December 31, 2007, 2006 and 2005, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 18,969 shares, 3,737 shares and 3,817 shares, respectively. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares during the respective periods.

c)

During the years ended December 2007, 2006 and 2005, $0.3, $0.2 and $0.3, respectively, of dividends, applicable to Alcon common shares that previously were deferred into the Alcon Executive Deferred Compensation Plan, were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares. In 2006 and 2005, 737 and 911 treasury shares, representing previously declared

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

dividends applicable to common shares withdrawn from this plan, were delivered to plan participants. No such shares were delivered in 2007.

d)

In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the noninterest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and, as a noncash transaction, was not reflected in the consolidated statement of cash flows.

(3)	Supplemental Balance Sheet Information

	December 31,
	2007	2006
Cash and Cash Equivalents
Cash	$96.9	$106.7
Cash equivalents on deposit with Nestlé	4.3	4.6
Cash equivalents -- other	2,033.1	1,377.9

Total	$2,134.3	$1,489.2

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2007	2006
Trade Receivables, Net
Trade receivables	$1,123.4	$943.1
Allowance for doubtful accounts	(34.2)	(30.3)

Net	$1,089.2	$912.8

	2007	2006	2005
Allowance for Doubtful Accounts
Balance at beginning of year	$30.3	$28.0	$31.9
Bad debt expense	4.4	3.2	0.3
Charge-off (recoveries), net	(0.5)	(0.9)	(4.2)

Balance at end of year	$34.2	$30.3	$28.0

	December 31,
	2007	2006

Inventories
Finished products	$337.6	$287.0
Work in process	47.8	43.1
Raw materials	163.1	143.7

Total	$548.5	$473.8

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	December 31,
	2007	2006

Other Current Assets
Prepaid expenses	$48.4	$36.0
Prepaid income taxes	122.5	13.1
Receivables from affiliates	0.2	0.2
Other	122.6	93.5

Total	$293.7	$142.8

	December 31,
	2007	2006

Property, Plant and Equipment, Net
Land and improvements	$29.5	$27.2
Buildings and improvements	701.7	655.5
Machinery, other equipment and software	1,249.2	1,101.1
Construction in progress	145.3	107.6

Total	2,125.7	1,891.4

Accumulated depreciation	(1,095.7)	(970.7)

Net	$1,030.0	$920.7

Construction in progress at December 31, 2007 consisted primarily of various plant expansion and upgrade projects. Commitments related to these projects at December 31, 2007 totaled $61.3.

	December 31,
	2007	2006

Other Current Liabilities
Deferred income tax liabilities	$16.6	$14.7
Payables to affiliates	1.9	2.7
Accrued warranties	6.6	7.3
Accrued compensation	287.5	255.0
Accrued taxes	208.1	260.6
Accrued product rebates	140.8	119.2
Other	239.6	240.4

Total	$901.1	$899.9

	2007	2006	2005

Warranty Reserve
Balance at beginning of year	$7.3	$7.9	$7.6
Warranty expense	9.1	8.5	10.7
Warranty payments, net	(9.8)	(9.1)	(10.4)

Balance at end of year	$6.6	$7.3	$7.9

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	December 31,
	2007	2006

Other Long Term Liabilities
Pension plans	$345.3	$308.3
Postretirement healthcare plan	108.9	107.3
Deferred compensation	31.1	28.2
Long term income tax liabilities (note 9)	200.7	--
Minority interest (note 19)	3.1	--
Other	13.5	9.7

Total	$702.6	$453.5

	December 31,
	2007	2006

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$283.0	$182.0
Unrealized gains (losses) on investments, net of income taxes	(3.2)	7.2
Unrecognized postretirement benefits losses and prior service costs, net of tax
benefits	(76.8)	(61.9)

Total	$203.0	$127.3

At December 31, 2007, the portion of retained earnings that was available under Swiss law for the payment of dividends was $2,860.2.

For the years ended December 31, 2007, 2006 and 2005, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

		2007		2006		2005

Dividends per common share in Swiss francs	CHF	2.50	CHF	1.68	CHF	1.18

Dividends per common share measured in U.S. dollars		$2.04		$1.38		$0.99

Total dividends on common shares measured in U.S. dollars		$613.1		$417.0		$302.3

(4)	Investments

At December 31, 2007 and 2006, investments were as follows:

	2007	2006

Short term investments:
Trading securities	$544.4	$139.3
Available-for-sale investments	125.4	181.7

Total short term investments	$669.8	$321.0

Long term investments—available-for-sale investments	$41.8	$91.1

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2007 and 2006, trading securities were as follows:

	2007		2006
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains	Value	Gains	Value

Total trading securities	$0.3	$544.4	$16.0	$139.3

At December 31, 2005, $49.9, including unrealized gains of $1.9, of the trading securities consisted of a hedge fund operated by an investment management company owned by Nestlé. These trading securities were liquidated during 2006.

At December 31, 2007, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$53.0	$--	$(0.1)	$52.9
Senior secured bank loans	76.0	--	(3.5)	72.5

Total short term investments	129.0	--	(3.6)	125.4

Long term investments:
U.S. government and agency securities	2.3	0.2	--	2.5
Mortgage-backed securities	0.5	--	--	0.5
Equity securities	36.3	4.1	(4.0)	36.4
Other investments	2.3	0.1	--	2.4

Total long term investments	41.4	4.4	(4.0)	41.8

Total available-for-sale investments	$170.4	$4.4	$(7.6)	$167.2

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2006, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$50.8	$--	$(2.7)	$48.1
Senior secured bank loans	133.9	--	(0.3)	133.6

Total short term investments	184.7	--	(3.0)	181.7

Long term investments:
U.S. government and agency securities	3.1	--	(0.1)	3.0
Mortgage-backed securities	0.9	--	--	0.9
Corporate debt securities	17.3	0.2	(0.3)	17.2
Equity securities	57.5	12.2	(2.2)	67.5
Other investments	2.1	0.4	--	2.5

Total long term investments	80.9	12.8	(2.6)	91.1

Total available-for-sale investments	$265.6	$12.8	$(5.6)	$272.8

The contractual maturities of available-for-sale investments at December 31, 2007 were as follows:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$131.8	$128.4
Other debt securities, maturing:
Within one year	--	--
After 1 year through 10 years	--	--
After 10 years through 15 years	--	--
Beyond 15 years	--	--

Total debt securities recorded at market	131.8	128.4

Equity and other investments	38.6	38.8

Total available-for-sale investments	$170.4	$167.2

*Mortgage-backed securities and senior secured bank loans.

Proceeds from sales of available-for-sale investments were $145.2, and the gross realized gains and gross realized losses on those sales were $15.2 and $1.6, respectively, for the year ended December 31, 2007. For the year ended December 31, 2006, proceeds from sales of available-for-sale investments were $425.7, and the gross realized gains and gross realized losses on those sales were $5.7 and $3.6, respectively. For the year ended December 31, 2005, proceeds from sales of available-for-sale investments were $190.6, and gross realized gains and gross realized losses on those sales were $4.3 and $1.1, respectively.

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2007, 2006 and 2005 were $(3.2), $7.2 and $(0.7), respectively. Net unrealized holding gains (losses) on trading securities included in earnings for the years ended December 31, 2007, 2006 and 2005 were $(15.7), $13.4 and $2.6, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2007	2006	2005

Changes in unrealized holding gains (losses) arising
during the period	$3.2	$7.1	$1.4
Reclassification adjustment for losses (gains) included
in net income	(13.6)	0.8	0.5

Changes in net unrealized gains (losses) on investments,
net of taxes	$(10.4)	$7.9	$1.9

As of December 31, 2007, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Short term investments:
Mortgage-backed securities	$52.9	(0.1)	$--	$--	$52.9	$(0.1)
Senior secured bank loans	72.5	(3.5)	--	--	72.5	(3.5)

Total short term investments	125.4	(3.6)	--	--	125.4	(3.6)

Long term investments:
Equity securities	12.2	(3.3)	1.6	(0.7)	13.8	(4.0)

Total available-for-sale
investments	$137.6	$(6.9)	$1.6	$(0.7)	$139.2	$(7.6)

(5)	Impairment of Long-Lived Assets Held and Used

Year ended December 31, 2007

During the year ended December 31, 2007, the Company recognized losses totaling $32.7 related to the impairment of certain plant, equipment and intangible assets used in its refractive product line and to the valuation of refractive product inventories. The losses were recorded in cost of goods sold ($24.0) and amortization of intangibles ($8.7) in the consolidated statements of earnings for the year ended December 31, 2007.

During March 2007, in connection with the Company's ongoing review of its refractive product line, the Company determined that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continued to use those assets. Consequently, the impairment review was conducted using the then-latest projections on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Year ended December 31, 2006

During the year ended December 31, 2006, the Company identified impairment losses totaling $144.8 related to certain plant, equipment and intangible assets. The respective losses were recognized in cost of goods sold ($19.1) and amortization of intangibles ($125.7) in the consolidated statement of earnings for the year ended December 31, 2006.

The Company's corporate planning process indicated that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continued to use those assets. Consequently, the impairment review was conducted using the then-latest projections in the corporate planning process on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

(6)	Intangible Assets and Goodwill

	December 31, 2007		December 31, 2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:
Licensed technology	$302.6	$(266.7)	$310.6	$(227.8)
Other	152.8	(99.1)	101.1	(88.7)

Total	$455.4	$(365.8)	$411.7	$(316.5)

The changes in the gross carrying amounts and accumulated amortization of licensed technology and other intangible assets subject to amortization for the year ended December 31, 2007 reflected impairment losses of $8.7 discussed in note 5 above and the business acquisition discussed in note 19.

	Years ended December 31,
	2007	2006	2005

Aggregate amortization expense related to intangible assets	$50.7	$198.8	$85.7

Amortization expense in 2007 and 2006 included the impairment losses of $8.7 and $125.7, respectively, discussed in note 5.

Estimated Amortization Expense:

For year ended December 31, 2008	$26.5
For year ended December 31, 2009	$19.2
For year ended December 31, 2010	$17.7
For year ended December 31, 2011	$11.0
For year ended December 31, 2012	$3.8

The Company recorded no intangible assets with indefinite lives other than goodwill.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 were as follows:

	United States	International
	Segment	Segment	Total

Goodwill:

Balance, December 31, 2005	$339.3	$210.7	$550.0

Impact of changes in foreign exchange rates	--	3.2	3.2

Balance, December 31, 2006	339.3	213.9	553.2

Acquisition of business	48.3	20.7	69.0

Impact of changes in foreign exchange rates	--	3.8	3.8

Balance, December 31, 2007	$387.6	$238.4	$626.0

(7)	Short Term Borrowings

	December 31,
	2007	2006

Lines of credit	$318.7	$279.2
Commercial paper	1,261.3	508.3
From affiliates	132.6	101.3
Bank overdrafts	38.5	37.7

Total short term borrowings	$1,751.1	$926.5

At December 31, 2007, the Company had several unsecured line of credit agreements with third parties totaling $587.9 that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were less than $0.5 during 2007, 2006 and 2005. The weighted average interest rates at December 31, 2007 and 2006 were 4.7% and 3.9%, respectively. The amounts outstanding under these agreements at December 31, 2007 were due at various dates during 2008.

At December 31, 2007, the Company had a $2,000.0 commercial paper facility. At December 31, 2007, the outstanding balance carried an average interest rate of 4.4% before fees. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2007, 2006 and 2005 were $0.4, $0.4 and $0.5, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2007 were either due on demand or at various dates during 2008. The weighted average interest rates at December 31, 2007 and 2006 were 3.7% and 2.6%, respectively. The unused portion under the line of credit agreements was $128.5 at December 31, 2007.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $193.7 at December 31, 2007. The weighted average interest rates on bank overdrafts at December 31, 2007 and 2006 were 7.3% and 6.2%, respectively.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(8)	Long Term Debt
	December 31,
	2007	2006

License obligations	$5.4	$10.7
Bank loan	45.7	42.9
Other	2.4	1.2

Total long term debt	53.5	54.8
Less current maturities of long term debt	1.3	5.8

Long term debt, net of current maturities	$52.2	$49.0

License obligations represented the present value of noninterest bearing future fixed payments through 2013 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (4.8%) at the time each license was obtained.

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011. This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.9% at December 31, 2007. The bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2007, 2006 and 2005.

Long term maturities for each of the next five years are $1.3 in 2008, $1.9 in 2009, $1.1 in 2010, $46.9 in 2011 and $1.2 in 2012.

Interest costs of $2.7, $0.9 and $0.4 in 2007, 2006 and 2005, respectively, were capitalized as part of property, plant and equipment.

(9)	Income Taxes

The components of earnings before income taxes were:

	2007	2006	2005

Switzerland	$1,048.4	$1,188.7	$590.6
Outside Switzerland	880.6	428.2	612.3

Earnings before income taxes	$1,929.0	$1,616.9	$1,202.9

Income tax expense (benefit) consisted of the following:

	2007	2006	2005
Current:
Switzerland	$130.2	$101.5	$61.8
Outside Switzerland	238.7	273.2	232.6

Total current	368.9	374.7	294.4

Deferred:
Switzerland	0.1	(0.4)	3.3
Outside Switzerland	(26.4)	(105.5)	(25.8)

Total deferred	(26.3)	(105.9)	(22.5)

Total	$342.6	$268.8	$271.9

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Current tax expense does not reflect benefits of $110.8, $96.1 and $110.1 for the years ended December 31, 2007, 2006 and 2005, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

Income tax expense for the year ended December 31, 2007 included a net reduction of $11.2 for (i) period items related to audit settlements, APA negotiations, lapses of statutes of limitation and other minor items, and (ii) a provision of $50.0 for withholding taxes on an intercompany dividend.

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2007	2006	2005

Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	20.9	14.7	17.3
Current year research and experimentation credits	(1.2)	(1.0)	(1.0)
Other current year taxes and changes in valuation
allowances	0.3	0.6	0.3
Current year nondeductible and excludable items	(9.2)	(1.1)	0.7
Tax impact of prior year audit settlements, amended
returns and adjustments to estimates	(0.5)	(2.7)	(3.6)
Effects of recording in 2007 the losses related to the
impairment, in 2006 the reduction in the patent litigation
provision and the impairment losses, and in 2005 the
provisions for losses	(0.3)	(1.7)	1.1

Effective tax rate	17.8%	16.6%	22.6%

The losses related to impairment are discussed in note 5 and the provision and subsequent reduction related to the patent litigation are discussed in note 18.

At December 31, 2007, Alcon's subsidiaries had loss carryforwards that expire as follows:

2008	$0.1
2009	--
2010	--
2011	--
2012	503.1
2013-2024	9.1
Indefinite	104.2

Total loss carryforwards	$616.5

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Temporary differences and carryforwards at December 31, 2007 and 2006 were as follows:

	December 31,
	2007	2006

Deferred income tax assets:
Trade receivables	$38.8	$31.9
Inventories	6.0	8.6
Intangible assets	17.4	38.8
Other assets	1.9	1.5
Accounts payable and other current liabilities	80.6	72.9
Other liabilities	193.4	177.2
Share-based payments	49.4	25.7
Loss carryforwards	202.5	12.2

Gross deferred income tax assets	590.0	368.8
Unused tax credits	9.5	7.4
Valuation allowance	(188.2)	(4.1)

Total deferred income tax assets	411.3	372.1

Deferred income tax liabilities:
Property, plant and equipment	21.5	22.9
Other	18.9	15.8

Total deferred income tax liabilities	40.4	38.7

Net deferred income tax assets	$370.9	$333.4

The valuation allowances for deferred tax assets as of January 1, 2007 and 2006 were $4.1 and $6.1, respectively. The net changes in the total valuation allowance for each of the years ended December 31, 2007 and 2006 were an increase of $184.1 and a decrease of $2.0, respectively. The valuation allowances at December 31, 2007 and 2006 were primarily related to foreign and domestic loss carryforwards that do not appear to be more likely than not to be realized. Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2007. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $46.9 have not been provided on approximately $938.3 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. The Internal Revenue Service ("IRS") commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007 that is anticipated to be completed by the end of 2008. The Company is also currently subject to income tax examinations by various state, local and foreign tax authorities. In addition, the Company is currently negotiating a bilateral advance pricing agreement ("APA") between Switzerland and the United States covering all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions through the year 2014. During the third quarter of 2007, the Company and the IRS completed negotiations with respect to the APA, and the IRS submitted its recommended negotiation position to the U.S. competent authority in October 2007. During the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

that would cover the tax years 2008 through 2012. The Company expects that the Swiss-U.S. APA will be finalized in 2008 and the Japanese-Swiss APA will be concluded in 2009 or 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared reserves for its contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with FASB Interpretation ("FIN") No. 48 which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax. Management believes that the Tax Reserves are fairly stated and that the possibility of a significant increase during the next 12 months in the amount of unrecognized tax benefits reflected in the Tax Reserves related to periods through the end of this reporting period is remote. However, the Company believes it is reasonably possible that Tax Reserves could be substantially eliminated during the next 12 months as a result of actual payment of amounts included in the Tax Reserves and/or developments in various audits.

The Company adopted the provisions of FIN No. 48, effective January 1, 2007. As a result of the implementation of FIN No. 48, the Company recognized a $30.0 decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. The Company’s policy is to classify tax-related interest and penalties in tax expense. A reconciliation of the beginning and ending amounts of unrecognized tax benefits, exclusive of interest and penalties, is as follows:

Balance at January 1, 2007 (after FIN No. 48 adoption)	$235.3
Additions for tax positions related to prior years	38.7
Reductions for tax positions related to prior years	(134.2)
Additions for tax positions related to the current year	190.4
Settlements	--
Lapse of statutes of limitation	(4.9)
Balance at December 31, 2007	$325.3

The total amount of gross unrecognized tax benefits at January 1, 2007 after adoption of FIN No. 48 was $256.0, including gross interest and penalties of $20.7. The respective amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $224.4, including net interest and penalties of $13.4. As of January 1, 2007, the Company included $104.0 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities. Prior to January 1, 2007 and the adoption of FIN No. 48, the Company classified Tax Reserves, net of deposits with statutory authorities, as accrued taxes in other current liabilities.

During the year ended December 31, 2007, the total amount of gross unrecognized tax benefits increased to $342.4, including gross interest and penalties of $17.1. The increase in gross unrecognized tax benefits reflects the Company's fourth quarter acquisition of WaveLight AG (note 19), related refractive business restructurings, and further negotiations with tax authorities. Of this amount, $321.1, including net interest and penalties of $11.7, would reduce the effective tax rate. At December 31, 2007, the consolidated balance sheet included $200.7 for the Tax Reserves, net of deposits with statutory authorities, in other long term liabilities.

In September 2007, the Company announced that it expects to realize certain Swiss tax benefits for its commitment to relocate and significantly expand its global administration operations in Switzerland. The initial term of these benefits began on January 1, 2008 and is expected to continue for a period of five years. These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

(10)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating income is derived from operating profits within the United States. Alcon International includes sales to all other unaffiliated customers.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

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

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2007	2006	2005	2007	2006	2005	2007	2006	2005

United States	$2,672.5	$2,463.7	$2,195.4	$1,487.3	$1,290.8	$1,098.3	$58.5	$93.1	$102.7
International	2,927.1	2,432.9	2,173.1	1,211.3	996.9	875.9	69.4	58.7	56.0

Segments total	5,599.6	4,896.6	4,368.5	2,698.6	2,287.7	1,974.2	127.9	151.8	158.7
Manufacturing operations	--	--	--	(50.1)	(28.5)	(32.1)	42.9	41.4	35.4
Research and development	--	--	--	(481.6)	(446.5)	(377.1)	15.3	13.4	12.7
In process research and
development	--	--	--	(9.3)	--	--	--	--	--
General corporate	--	--	--	(184.5)	(160.2)	(358.5)	24.3	150.7	3.8
Share-based compensation	--	--	--	(90.0)	(80.4)	(18.6)	--	--	--

Total	$5,599.6	$4,896.6	$4,368.5	$1,883.1	$1,572.1	$1,187.9	$210.4	$357.3	$210.6

In 2007, the Company realigned the costs for share-based liability awards from the general corporate function to share-based compensation. The corresponding expenses for 2006 and 2005 were reclassified to conform with current year presentation.

For the year ended December 31, 2007, losses related to the impairment discussed in note 5 increased general corporate expenses within operating income by $32.7 and increased depreciation and amortization by $18.6.

For the year ended December 31, 2006, general corporate operating income and depreciation and amortization included the effects of the impairment losses of $144.8, discussed in note 5. General corporate operating income for 2006 also reflected the benefit of a $119.0 reduction to a 2005 litigation provision related to a patent lawsuit discussed in note 18.

A large part of the general corporate expenses within operating income for 2005 was due mainly to a litigation provision of $240.0 related to a patent infringement claim discussed in note 18.

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

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

				Property, Plant and
	Sales			Equipment
	For the Years ended December 31,			At December 31,
	2007	2006	2005	2007	2006

United States	$2,672.5	$2,463.7	$2,195.4	$610.0	$578.6
Switzerland	36.1	30.4	28.9	11.0	8.5
Rest of world	2,891.0	2,402.5	2,144.2	409.0	333.6

Total	$5,599.6	$4,896.6	$4,368.5	$1,030.0	$920.7

Pharmaceutical	$2,313.8	$2,007.2	$1,767.7
Surgical	2,499.8	2,203.8	2,016.9
Consumer eye care	786.0	685.6	583.9

Total	$5,599.6	$4,896.6	$4,368.5

(12)	Share-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, restricted share units and certain cash-settled liability awards. The total number of shares that may be issued under the plan with respect to such awards cumulatively shall not exceed the lesser of 30 million Alcon common shares or 10% of the shares issued and outstanding. The grant prices for stock options or stock appreciation rights are determined by the board and shall not be lower than the prevailing stock exchange price upon the grant of the award.

Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Grants prior to February 2006 also become exercisable upon early retirement at or after age 55. If there is a change in control (as defined by the plan), the exercise or vesting of the awards accelerates.

Beginning in February 2006, consistent with earlier grants, participants may vest in the stock option and SSAR grants upon early retirement at or after age 55; however, under grants subsequent to January 2006, participants may exercise these instruments only on or after the third anniversary of the grant. Restricted share and restricted share unit awards are subject to a three-year cliff vesting; furthermore, participants retiring before reaching age 60 will forfeit some or all of such awards granted subsequent to January 2006 if the three-year service period has not expired.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan. At December 31, 2007, the Company had reserved approximately 15.4 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the exercise of stock options and SSARs granted under the 2002 Alcon Incentive Plan. At December 31, 2007, outstanding authorizations by the Company's board of directors would permit the purchase of approximately 2.7 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003. Additional treasury shares were purchased during 2007 and 2006 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 17).

Net earnings for the years ended December 31, 2007 and 2006 reflected the impact of adopting SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2007 and 2006 included:

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(a)

compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b)	compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Equity Awards

The effects of share-based equity awards on operating income and net earnings for the years ended December 31, 2007 and 2006 were as follows:

	2007	2006

Total share-based equity award costs applicable for period	$84.4	$83.0
Costs relieved from (capitalized in) inventory	0.3	(1.8)
Costs recognized in operating income	84.7	81.2
Tax benefit recognized in net earnings	27.3	26.0
Reduction to net earnings	$57.4	$55.2

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement, as described above. No share-based compensation expense for stock options was recorded in the year ended December 31, 2005.

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

The following table illustrates the effect on net earnings and earnings per common share for the year ended December 31, 2005, if the Company had applied the "fair value" recognition provisions in accounting for stock option awards.

2005

Net earnings, as reported	$931.0
Deduct: Total share-based employee compensation
expense under the "fair value" method, net of related
tax benefits	(60.4)

Pro forma net earnings	$870.6

Earnings per common share:
Basic - as reported	$3.04
Basic - pro forma	$2.84

Diluted - as reported	$2.98
Diluted - pro forma	$2.80

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

	2007	2006	2005

Expected volatility	31.0%	33.0%	33.0%
Risk-free interest rate	4.79%	4.57%	3.61%
Expected dividend yield	1.5%	1%	1%
Expected term	5 years	5 years	5 years

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

Forfeitures of stock options and SSARs were estimated to be 6.0% in 2007 (2.5% in 2006 and 2005) of the number granted, based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) to future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of December 31, 2007 and the changes during the year then ended are presented below:

	Stock Options				SSARs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining			Exercise	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Intrinsic		per	Term	Intrinsic
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Outstanding at
beginning of period	12,154,336	$58			1,326,945	$123
Granted	187,551	131			1,477,132	130
Forfeited	(140,685)	84			(105,819)	127
Exercised	(3,977,693)	48			(947)	123
Expired	--	--			--	--
Outstanding at end
of period	8,223,509	64	6.23	$650.5	2,697,311	127	8.65	$43.6
Exercisable at end
of period	4,977,306	51	5.56	$458.8	3,852	126	8.58	$0.1

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2007, 2006 and 2005 were $40.37, $42.54 and $25.55 per option, respectively. The total intrinsic values of the stock options exercised during the years ended December 31, 2007, 2006 and 2005 were $345.4, $217.7 and $296.5, respectively.

The weighted average grant-date "fair values" of SSARs granted during the years ended December 31, 2007 and 2006 were $40.38 and $41.41 per SSAR. The total intrinsic value of SSARs exercised during the year ended December 31, 2007 was less than $0.1. No SSARs were exercised during the year ended December 31, 2006. The Company did not grant any SSARs prior to February 2006.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The following tables summarize information about stock options and SSARs as of December 31, 2007:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$33	743,329	4.22	$33	March 21, 2005	743,329	$33
36	1,623,011	5.14	36	February 18, 2006	1,623,011	36
42-50	20,600	5.55	48	Various dates in 2006	20,600	48
63	2,334,890	6.12	63	February 11, 2007	2,300,070	63
67-80	58,000	6.70	77	Various dates in 2007	58,000	77
80	27,000	7.05	80	January 18, 2008	5,500	80
79	3,059,413	7.11	79	February 9, 2008	223,796	79
98-105	14,000	7.37	100	Various dates in 2008	3,000	98
128	5,000	7.74	128	September 26, 2008	--
123	156,459	8.11	123	February 8, 2009	--
131	181,807	9.11	131	February 12, 2010	--

Total	8,223,509				4,977,306

		SSARs Outstanding			SSARs Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$123	1,261,036	8.11	$123	February 8, 2009	2,068	$123
100-101	15,050	8.40	100	Various dates in 2009	--
131	1,399,823	9.12	131	February 12, 2010	1,784	131
133-137	21,402	9.52	135	Various dates in 2010	--

Total	2,697,311				3,852

Restricted shares and restricted share units are recognized at the closing market price on the date of grant over the required service period. Forfeitures of restricted shares and restricted share units were estimated to be 7.5% of the number granted, based on historical experience. The status of the nonvested restricted share awards as of December 31, 2007 and the changes during the year then ended are presented below:

	Restricted Shares				Restricted Share Units
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Grant-Date	Remaining			Grant-Date	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Market		per	Term	Market
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Nonvested at beginning
of period	185,939	$123			27,705	$122
Granted	184,884	131			27,249	131
Vested	(7,612)	125			(846)	116
Forfeited	(18,969)	127			(2,622)	125

Nonvested at end
of period	344,242	127	1.62	$49.2	51,486	126	1.63	$7.4

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The weighted average grant-date market values of restricted shares granted during the years ended December 31, 2007 and 2006 were $131 and $123 per share, respectively. No such instruments were granted during 2005. The total market values of restricted shares that vested during the years ended December 31, 2007, 2006 and 2005 were $1.0, $71.4 and $39.1, respectively.

The weighted average grant-date market values of restricted share units granted during the years ended December 31, 2007 and 2006 were $131 and $122 per share, respectively. The total market values of restricted share units that vested during the years ended December 31, 2007 and 2006 were $0.1 and $0.1, respectively. No such instruments were granted or vested during 2005.

As of December 31, 2007, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share awards) granted under the plan was $65.1. That cost is expected to be recognized over a weighted average period of 1.4 years.

Liability Awards

The 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In addition to scheduled vesting, shares are fully vested upon meeting the requirements for retirement.

Prior to the adoption of SFAS No. 123(R), the Company measured compensation expense for CSARs by applying the increase in the market price of Alcon's common shares at the end of the period to the number of CSARs. Under SFAS No. 123(R), the Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants. The cumulative effect of this change was not significant. The risk-free interest rates used at December 31, 2007 were 3.05% to 3.34% and the market price for Alcon common shares was $143.04 per share. The risk free interest rates used at December 31, 2006 were 4.7% to 5.0% and the market price for Alcon's common shares was $111.77 per share.

The Company's operating results included expenses (reversals) related to the CSARs of $5.3, $(0.9) and $18.6 for the years ended December 31, 2007, 2006 and 2005, respectively. The weighted average grant-date "fair values" of CSARs granted during the years ended December 31, 2007, 2006 and 2005 were $131, $123 and $79, respectively. During the years ended December 31, 2007, 2006 and 2005, the total intrinsic values of CSARs paid were $6.7, $8.6 and $8.0, respectively.

The status of the CSARs as of December 31, 2007 and the changes during the year then ended are presented below:

	CSARs
		Weighted	Weighted
		Average	Average
		Exercise	Remaining
		Price	Contractual	Aggregate
		per	Term	Intrinsic
	Number	Share	(Years)	Value

Outstanding at beginning of period	194,578	$55
Granted	709	131
Forfeited	(1,904)	106
Exercised	(93,201)	57

Outstanding at end of period	100,182	52	5.79	$9.1

Exercisable at end of period	69,409	40	5.21	$7.1

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2007 and 2006, the Company had 100,182 and 194,578 CSARs outstanding representing liabilities of $10.2 and $11.5, respectively. The awards outstanding had expiration dates ranging from March 2012 through February 2017.

The Company expects to use liability awards minimally in the future. As of December 31, 2007, total unrecognized compensation cost related to CSARs granted under the plan was $0.1. That cost is expected to be recognized over a weighted average period of 0.7 years.

(13)	Deferred Compensation

The Company had an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the board of directors administered the plan. Final benefit payments under this plan were paid in January 2006. Plan payments were $9.7 and $10.0 for 2006 and 2005, respectively.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the years ended December 31, 2007, 2006 and 2005, certain executives elected to defer compensation totaling $1.5, $3.6 and $6.2, respectively. At December 31, 2007 and 2006, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the DCP of $18.1 and $17.5, respectively.

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the years ended December 31, 2007, 2006 and 2005, deferrals under the plan were $2.4, $2.4 and $3.1, respectively. At December 31, 2007 and 2006, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $10.6 and $8.2, respectively.

(14)	Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of non-functional currency monetary assets and liabilities and changes in fair value caused by fluctuations in foreign exchange rates.

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

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. The fair value hedge derivative instruments have settlement dates in the first half of 2008 and cover a gross notional amount of $347.0.

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

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

At December 31, 2007 and 2006, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $44.7 and $42.0 at the respective year-end exchange rates. In addition, at December 31, 2006, the Company held, as part of a fixed income portfolio, various embedded options with an aggregate notional amount of $22.9 and a fair value of $6.2. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

As of December 31, 2007, WaveLight AG, a majority-owned subsidiary, was a party to nine euro interest rate and interest rate cross currency derivative contracts totaling $68.0 equivalent notional amount with maturities ranging from December 2008 to March 2019. These derivatives were classified in other current liabilities with a fair market value of $2.5. These transactions preceded Alcon's acquisition of a majority stake in WaveLight AG in November 2007 and appear to be more speculative in nature than the Company's normal practice. Alcon plans to evaluate these derivatives in 2008 and consider any appropriate actions.

Fair Value of Financial Instruments

At December 31, 2007 and 2006, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year-end.

	December 31,
	2007		2006
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets:
Cash and cash equivalents	$2,134.3	$2,134.3	$1,489.2	$1,489.2

Short term trading and available-for-sale investments	669.8	669.8	321.0	321.0

Long term available-for-sale investments	41.8	41.8	91.1	91.1

Forward exchange contracts	2.3	2.3	0.8	0.8
Interest rate swaps	1.0	1.0	0.9	0.9
Embedded derivatives on convertible debt	--	--	6.2	6.2

Liabilities:
Short term borrowings	1,751.1	1,751.1	926.5	926.5
Long term debt, excluding capital lease obligations	52.7	53.0	54.4	54.5
Forward exchange and option contracts	2.3	2.3	1.0	1.0
Interest rate swaps	2.5	2.5	--	--

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

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(15)	Related Party Transactions

At December 31, 2007, Nestlé owned 230,250,000 common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2007, 2006 and 2005, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2007	2006	2005

Interest expense	$4.2	$3.5	$2.9
Interest income	0.1	0.1	0.1

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $1.5, $1.0 and $0.7 in 2007, 2006 and 2005, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $2.6 in each of the three years ended December 31, 2007, 2006 and 2005.

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise. At December 31, 2007 and 2006, the Company had no notional amounts outstanding with Nestlé.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2007, the total maximum under these lines of credit was approximately $469.1.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

(16)	Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement healthcare plan. The Company's cost of defined contribution plans was $75.6, $69.8 and $66.8 in 2007, 2006 and 2005, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement healthcare plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2007 and 2006 were:

			Postretirement
	Pension Benefits		Benefits
	2007	2006	2007	2006
Change in Benefit Obligation
Benefit obligation at beginning of year	$353.2	$299.7	$234.8	$204.9
Service cost	20.2	17.7	11.8	10.0
Interest cost	20.8	17.9	13.3	11.6
Benefits paid by trust	(1.8)	(1.0)	(7.8)	(6.2)
Benefits paid by Company	(14.1)	(12.5)	--	--
Employee contributions	0.3	--	--	--
Foreign currency translation	4.9	0.3	--	--
Medicare subsidy	--	--	0.4	0.3
Settlement/curtailment	--	(0.7)	--	--
Plan amendments	--	0.2	--	--
Conversion of multi-employer plan	20.4	--	--	--
Actuarial (gain)/loss	7.4	31.6	(2.3)	14.2

Benefit obligation at end of year	411.3	353.2	250.2	234.8

Change in Plan Assets
Fair value of plan assets at beginning of year	35.1	28.3	127.4	103.7
Actual return on plan assets	1.1	0.7	5.0	13.6
Employer contribution	6.6	7.4	16.7	16.3
Employee contributions	0.3	--	--	--
Conversion of multi-employer plan	10.1	--	--	--
Foreign currency translation	3.3	(0.3)	--	--
Benefits paid	(2.2)	(1.0)	(7.8)	(6.2)

Fair value of plan assets at end of year	54.3	35.1	141.3	127.4

Funded Status at End of Year	$(357.0)	$(318.1)	$(108.9)	$(107.4)

Amounts Recognized in the Consolidated Balance Sheets
Prepaid benefit costs in other assets	$1.3	$1.6	$--	$--
Accrued benefit costs in other current liabilities	(13.0)	(11.4)	--	(0.1)
Pension and postretirement obligation in other long term liabilities	(345.3)	(308.3)	(108.9)	(107.3)
Net amount recognized in the consolidated balance sheet	$(357.0)	$(318.1)	$(108.9)	$(107.4)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2007 consisted of:

	Pension	Postretirement
	Benefits	Benefits

Prior service cost	$(4.5)	$0.8
Net losses (gains)	54.5	26.0
Total	$50.0	$26.8

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2008 were estimated to be:

	Pension	Postretirement
	Benefits	Benefits

Prior service cost	$(0.9)	$0.5
Net losses (gains)	4.8	1.2
Total	$3.9	$1.7

The accumulated benefit obligation for all defined benefit pension plans was $320.4 and $269.5 at December 31, 2007 and 2006, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2007 and 2006:

	Pension Benefits
	2007	2006

Projected benefit obligation	$411.3	$353.2
Accumulated benefit obligation	320.4	269.5
Fair value of plan assets	54.3	35.1

			Postretirement
	Pension Benefits		Benefits
Weighted Average Assumptions as of December 31,	2007	2006	2007	2006

Discount rate	5.7%	5.5%	6.00%	5.75%
Expected return on plan assets	3.8	2.4	7.49	7.55
Rate of compensation increase	5.5	5.6	N/A	N/A

The discount rate for the defined benefit pension plans was determined by matching, as of the measurement date, the expected future cash flows with high-quality fixed-income securities of the same duration. This resulted in a weighted average discount rate of 5.7% as an appropriate equivalent annualized rate.

The discount rate for the postretirement benefit plan was determined by matching the expected future cash flows with high quality fixed-income securities of the same duration as of the measurement date, resulting in a discount rate of 6%.

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

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Plan Assets

At December 31, 2007 and 2006, the Company's defined benefit pension plans and postretirement benefit plan weighted average asset allocations by asset category were as follows:

	Pension		Postretirement
	Benefits		Benefits
	2007	2006	2007	2006
Asset Category:
Equity securities	17%	9%	57%	55%
Real estate investment trust units	--	--	3	2
Debt securities	23	12	36	34
Guaranteed investment contracts	44	58	--	--
Cash and cash equivalents	15	21	4	9
Other	1	--	--	--
Total	100%	100%	100%	100%

The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The majority of the Company's defined benefit pension plans were unfunded, with the major funded plans designated for employees in Spain and Japan. Asset information by category for pension benefits in Spain was only included for 2007 because the Spanish pension plan was reported as a multi-employer plan in 2006. The weighted average target allocation for all funded pension benefit plans is 18% equity securities, 20% debt securities and 62% other, which is primarily guaranteed investment contracts with insurance companies with fixed returns of .75%. The weighted average target asset allocation for the postretirement benefit plan is 50% to 55% equity securities, 30% to 35% debt securities, 5% to 7% alternative investments, and 5% to 10% cash and cash equivalents. At December 31, 2007 and 2006, for the postretirement benefit plan, the equity securities consisted of a Standard & Poor's 500 index fund and the debt securities were comprised of a Lehman Aggregate bond index fund and a money market fund. In addition, in 2007 and 2006, assets contributed to a 401(h) plan were invested in a balanced fund of U.S. and international stocks, bonds and real estate investment trust units.

In February 2005, the Company transferred $200.2 to an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2007, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $2.4, short term investments of $220.2 and long term investments of $36.4) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

The Company does not anticipate that any assets from defined benefit plans or the postretirement benefit plan would be returned to the Company during the year ending December 31, 2008.

Contributions

The Company expects to contribute in 2008 approximately $21.7 to its pension plans and approximately $16.0 to its postretirement benefit plan.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts

2008	$15.9	$7.0	$0.3
2009	16.7	7.9	0.3
2010	17.2	8.8	0.4
2011	17.9	9.7	0.5
2012	19.3	10.5	0.5
2013 - 2016	116.6	67.3	4.1

	Pension Benefits			Postretirement Benefits
	2007	2006	2005	2007	2006	2005
Components of Net Periodic Benefit Cost

Service cost	$20.2	$17.7	$16.7	$11.8	$10.0	$9.0
Interest cost	20.8	17.9	15.0	13.3	11.6	10.5
Expected return on assets	(1.3)	(0.7)	(0.6)	(9.7)	(8.2)	(6.4)
Prior service cost	(0.9)	(0.8)	(0.9)	0.5	0.5	0.5
Loss (gain) on settlement/curtailment	--	(0.2)	--	--	--	--
Net losses (gains)	6.2	4.5	1.9	1.2	0.9	0.2

Net periodic benefit cost	45.0	$38.4	$32.1	17.1	$14.8	$13.8

Other Changes in Plan Assets and Benefit
Obligations Recognized in Other
Comprehensive Income

Current year net loss (gain)	17.9			2.4
Amortization of net loss (gain)	(5.9)			(1.2)
Amortization of prior service cost	0.9			(0.5)
Net charge to other comprehensive
income	12.9			0.7

Total recognized in net periodic pension
cost and other comprehensive income	$57.9			$17.8

The healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 10% in 2007, declining to 5% in 2012 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$5.7	$(4.4)

Effect on the postretirement benefit obligation	46.1	(38.4)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2007, 2006 and 2005 were $7.9, $9.4 and $11.8, respectively. During 2007, the Company obtained a separate valuation for its Spanish subsidiary's defined benefit pension plan and converted from a multi-employer plan to a single-employer plan. There was no impact on operating income at the date of the conversion because previous contributions to this plan were the equivalent of net periodic benefit costs.

(17)	Shareholders' Equity

On May 9, 2007, Alcon's shareholders approved the cancellation of 7,920,000 Alcon common shares, which the Company purchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2007.

On May 2, 2006, Alcon's shareholders approved the cancellation of 100,000 Alcon common shares, which the Company purchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in July 2006.

In December 2007, Alcon's board of directors authorized a new share repurchase program that allows for the purchase by Alcon of up to $1,100.0 outstanding Alcon common shares. The new program provides for a pro rata purchase of shares from Nestlé. The Company will purchase three shares from Nestlé for each share acquired by the Company from the market pursuant to this new repurchase program. The price paid for shares purchased from Nestlé will equal the U.S. Securities Exchange Act of 1934 Rule 10b-18 volume-weighted average price. Shares may be purchased at times and in amounts determined by management based on its evaluation of market conditions and other business factors. The Company plans to finance the purchases with excess cash and investments on hand and with funds generated from operations. The Company expects to begin purchasing Alcon shares under this program in the first half of 2008 and anticipates completing the purchase of all shares authorized to be purchased under this program within a twelve-month period.

This program is in addition to the Company's existing repurchase program, under which, as of December 31, 2007, the Company had remaining authorization to purchase up to 2.7 million shares.

(18)	Commitments and Contingencies

On July 10, 2006, the Company and Advanced Medical Optics, Inc. ("AMO") announced a global settlement agreement resolving all existing patent lawsuits between them and certain other unspecified claims. The settlement resulted in the dismissal of all then pending lawsuits and appeals and the vacation of the Delaware court judgment and injunction previously entered against the Company on January 20, 2006. Under the settlement, the Company paid AMO $121.0 in July 2006. Because the Company had accrued $240.0 in December 2005 in connection with the Delaware judgment, the Company realized a pretax benefit for the reduction in selling, general and administrative expenses of approximately $119.0 in the year ended December 31, 2006.

Alcon has joined with its commercial partners in filing patent infringement actions against three different generic drug companies. All of these generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Healthcare AG.) As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer Healthcare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Healthcare's systematic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer Healthcare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer Healthcare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. As a result of the lawsuit filing, the FDA must delay any approval of Teva's Vigamox® ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Healthcare

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

and Teva relative to the two Bayer Healthcare patents was resolved by settlement on the eve of trial. The terms of the settlement have not yet been made public, but at the trial that proceeded between Teva and Alcon, Teva did not challenge either of the Bayer Healthcare patents, the latter of which extends until September 4, 2014 for Vigamox®. The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008. Judgment is not expected until the first half of 2009. Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product well before the 2020 expiration of the Alcon patent. Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kogyo Co. Ltd., holds another United States patent that has not been challenged in this case and extends through 2010. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa Hakko, will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has been scheduled for September 15, 2008. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product. Unlike the Apotex ANDA, which is challenging only the patent jointly owned by Kyowa Hakko and Alcon, the Barr ANDA is also challenging Kyowa Hakko's composition patent on olopatadine, the active agent in Patanol®. The 30-month period after which the FDA could approve Barr's generic product will expire the end of March 2010, nine months before the Kyowa Hakko composition patent expires. Alcon and Kyowa Hakko filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case. Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

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

On February 21, 2007, the Company issued a Device Safety Alert that directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not apply to the LADARVision® 4000 laser system. This and subsequent alerts were issued in response to the Company's receipt of reports that certain patients exhibited a decrease in best corrected visual acuity following custom laser procedures using the LADAR6000™ excimer laser. The Company began an investigation to determine the cause of the reports and notified the FDA of this situation. Because the Company has not determined the cause of these reports and was not able to allow resumption of the use of those procedures, the Company decided to remove all LADAR6000™ systems in the United States. The removal was completed in December 2007. The Company worked with the affected customers to minimize the impact of the removal and to install other equipment. The costs associated with removal of the remaining systems were not significant.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

In December 2005, fires and explosions at an oil depot in Hemel Hempstead, England, damaged the Company's nearby office building and warehouse, as well as the equipment and inventories housed in these facilities. No Company employees were injured. The Company recorded provisions in 2005 totaling $8.7 ($3.2 in cost of goods sold and $5.5 in selling, general and administrative expenses) for the resulting write-offs and estimated costs of repairs. Based on more recent estimates, approximately $1.3 of the provision was reversed in November 2006. The repairs were completed in 2007. The Company was effectively self-insured through its captive insurance subsidiary for these losses and is involved in legal proceedings to seek recovery of these losses and other incremental operating costs from the third parties responsible for the fires and explosions; however, in accordance with SFAS No. 5, the Company has not recognized any amounts for recovery of its losses.

The Company leases certain facilities and equipment under operating leases. The Company accounts for operating leases in accordance with Statement of Financial Accounting Standards No. 13. As such, the total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease. Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset. Lease expense incurred was $59.6, $53.5 and $51.1 during 2007, 2006 and 2005, respectively. Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount

2008	$54.9
2009	41.8
2010	30.1
2011	22.0
2012	16.5
Thereafter	57.1

Total minimum lease payments	$222.4

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2021. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2007 were as follows:

Year	Amount

2008	$15.7
2009	11.2
2010	10.4
2011	6.9
2012	1.1
Thereafter	3.4

Total	$48.7

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2007, 2006 and 2005 were $66.0, $76.7 and $40.6, respectively. In addition, at December 31, 2007, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

At December 31, 2007, the Company had guaranteed less than $2.0 of debt for certain customers. At December 31, 2007, the Company had outstanding letters of credit of $15.7. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. Additionally, the Company guaranteed $83.1 to a third party reinsurer for the Company's captive insurance subsidiaries.

(19)	WaveLight AG Acquisition

On November 9, 2007, the Company completed the acquisition of 77.4% of the common shares of WaveLight AG ("WaveLight"). WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO® laser system for refractive eye surgery. The ALLEGRETTO® laser has a global installed base of more than 800 units and offers the fastest ablation speed on the market today. This acquisition combined WaveLight's technological expertise and the ALLEGRETTO® laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.

The WaveLight acquisition was completed pursuant to a tender offer made by Alcon to acquire WaveLight shares for 15.00 euro per share and with WaveLight shares acquired either on the stock market or through direct purchase.

The following table summarizes the components of the WaveLight purchase price:

Cash paid for WaveLight shares	$108.7
Cash paid in December 2007 to terminate WaveLight stock options	0.8
Transaction costs	3.5

Total purchase price	$113.0

In connection with the acquisition, the Company agreed to reimburse WaveLight for the costs to terminate WaveLight stock options held by certain WaveLight officers and key employees and to retain their services for up to 24 months after the closing of the acquisition. The effect of the Stock Options Termination Agreement is that for each option, the holder may receive 9 euro per option, in three installments. WaveLight is obligated to pay the obligations if it terminates the respective holder other than either for good cause or for willful misconduct or negligence under the agreement. Only the first payment was considered in the purchase price above because the other payments are contingent upon future service by the holders.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

Although the closing of the WaveLight acquisition was completed on November 9, 2007, the acquisition date was effective as of November 1, 2007 for purposes of recording the transaction and reporting WaveLight's results of operations in the Company's consolidated financial statements. The WaveLight purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The Company engaged an independent third-party valuation firm to assist it in determining the estimated fair values of in process research and development, identifiable intangible assets and certain tangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows and developing appropriate discount rates.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill. The goodwill acquired in the WaveLight acquisition is not deductible for tax purposes.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of net assets acquired:

Current assets	$57.0
Property, plant and equipment	5.8
Identifiable intangible assets	44.5
In process research and development	9.3
Goodwill	69.0
Long term deferred income tax assets	17.4
Other assets	11.1
Accounts payable and accrued liabilities	(35.5)
Short term borrowings	(42.9)
Long term deferred income tax liabilities	(13.5)
Other long term liabilities	(6.2)
Minority interest	(3.0)

Net assets acquired	$113.0

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is up to one year from the acquisition date, if additional information becomes available.

In Process Research and Development

In conjunction with the WaveLight acquisition, the Company recorded a charge to in process research and development expense of $9.3 million for acquired in process research and development assets that the Company determined were not yet complete and had no alternative future uses in their current state.

These in process research and development assets were composed of projects to develop new laser technology in the field of refractive surgery. These assets had not received approval by the FDA as of the WaveLight acquisition date of November 1, 2007. Because the in process research and development assets had no alternative future use, they were charged to expense on the WaveLight acquisition date.

As of the WaveLight acquisition date, these projects were expected to be approved by the FDA in approximately 2010 or 2011. The Company has not determined if clinical trials will be necessary for these projects. If needed, the Company will conduct the clinical trials and attempt to gain FDA approval in the time period noted. In addition, these new laser technologies are expected to be sold in international markets when approved, which could be before the FDA approval.

The estimated fair value of the in process research and development assets was determined based on an income approach using a discounted cash flow model for the acquired technologies. Estimated revenues took into account the stage of completion and the risks surrounding successful development and commercialization. The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

The major risks and uncertainties associated with the timely and successful completion of the acquired in process projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials, if necessary, and obtaining necessary regulatory approvals. No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of the projects will materialize as estimated. For these reasons, among others, actual results may vary significantly from estimated results.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

Identifiable Intangible Assets

Acquired identifiable intangible assets include product rights for approved indications of currently marketed products, customer relationships, trademarks and core technology for laser and other refractive products. The amounts assigned to each class of intangible assets and the related weighted average amortization periods are summarized in the following table:

	Value of
	Intangible Assets	Weighted Average
	Acquired	Amortization Period

Developed technology	$28.8	5 years
Customer relationships	6.7	6 years
Trademarks	9.0	10 years

Total	$44.5	6 years

Impairment evaluations in the future for acquired developed technology will occur at a consolidated cash flow level within the Company's refractive product line.

Goodwill

Goodwill represents the excess of the WaveLight purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of WaveLight will produce the following significant benefits:

•

Increased Market Presence and Opportunities. The combination of the Company and WaveLight should increase the combined company’s market presence and opportunities for growth in sales, earnings and stockholder returns.

•

Enhanced Product Mix. The complementary nature of the Company's products with those of WaveLight should benefit current patients and customers of both companies and provide the combined company with the ability to better support cataract and refractive patients and physician customers.

•	Improved Technology. The combination of the Company and WaveLight provides the Company access to improved technology and a highly trained WaveLight work force as of the acquisition date.

The Company believes that these primary factors support the amount of goodwill recognized as a result of the purchase price paid for WaveLight, in relation to other acquired tangible and intangible assets, including in process research and development. The goodwill acquired in the WaveLight acquisition is not deductible for tax purposes.

(20)	Subsequent Events

On February 6, 2008, pursuant to the 2002 Alcon Incentive Plan, Alcon's board of directors approved the grant effective February 11, 2008 to certain employees of share-settled stock appreciation rights and stock options for approximately 1.2 million common shares at $147.54 per share, the closing market price on February 11, 2008. The share-settled stock appreciation rights and stock options are scheduled to become exercisable in 2011 and expire in 2018. The board also approved the grant effective February 11, 2008 to certain employees of approximately 300,000 share-settled restricted share units. The share-settled restricted share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60. Alcon's board of directors also approved the grant effective February 11, 2008 of approximately 37,000 performance share units to the senior executive officers and other selected executives. The performance share units are designed to award additional compensation in the form of Alcon shares if a three-year cumulative earnings per share target is met. The final award may be adjusted by a total shareholder return multiplier. The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested before age 60.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(21)	Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,

2007
Sales	$1,322.7	$1,471.5	$1,335.7	$1,469.7
Operating income	403.1	536.5	466.1	477.4
Net earnings	346.2	448.4	415.3	376.5

Basic earnings per common share	$1.16	$1.50	$1.39	$1.27
Diluted earnings per common share	$1.14	$1.48	$1.38	$1.25

2006
Sales	$1,157.1	$1,310.8	$1,203.8	$1,224.9
Operating income	342.4	575.8	261.0	392.9
Net earnings	295.7	465.6	232.1	354.7

Basic earnings per common share	$0.96	$1.52	$0.77	$1.17
Diluted earnings per common share	$0.95	$1.50	$0.76	$1.16

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Operating income and net earnings for the three months ended March 31, 2007 included losses totaling $32.7 related to the impairment discussed in note 5.

Sales, operating income and net earnings for the three months ended December 31, 2007 reflect two months of operations of WaveLight subsequent to its acquisition effective November 1, 2007, as discussed in note 19.

Operating income and net earnings for the three months ended December 31, 2007 included costs for in process research and development discussed in note 19.

Operating income and net earnings for the three months ended June 30, 2006 included the benefit of the reduction of the patent litigation provision discussed in note 18.

Operating income and net earnings for the three months ended September 30, 2006 included the impairment losses discussed in note 5.