Form 20-F
ALCON INC
filed 2009-03-17
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2008
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number   001-31269
ALCON, INC.
(Exact name of Registrant as specified in its charter)
ALCON, INC.
 (Translation of Registrant's name into English)
Switzerland
(Jurisdiction of incorporation or organization)
Bösch 69,  P.O. Box 62,  Hünenberg, Switzerland
(Address of principal executive offices)
Elaine E. Whitbeck, General Counsel & Corporate Secretary, Alcon Inc., 6201 South Freeway, TA7-1, Fort Worth, Texas, USA 76134-2099;
817-293-0450; AlconSECContact@Alcon.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 298,648,353 Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
X	Yes	No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	X	No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
X	Yes	No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
Large Accelerated Filer	X	Accelerated Filer	Non-accelerated Filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP	X	International Financial Reporting Standards as issued	Other
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	Item 18
If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
Yes	X	No

INTRODUCTION AND USE OF CERTAIN TERMS

Trademarks used by Alcon, Inc. ("Alcon") appear in italic type in this report and are the property of or are licensed by one of our subsidiaries.

In this report, the trademark product brand names refer to the products noted below.

Product Brand Name	Referenced Product
A-OK®	A-OK® ophthalmic knives
Accurus®	Accurus® surgical system
AcrySof®	AcrySof® intraocular lens
AcrySof® Aspheric Toric	AcrySof® Aspheric Toric intraocular lens
AcrySof® IQ	AcrySof® IQ intraocular lens
AcrySof® Natural	AcrySof® Natural intraocular lens
AcrySof® Phakic	AcrySof® Phakic intraocular lens
AcrySof® ReSTOR®	AcrySof® ReSTOR® intraocular lens
AcrySof® ReSTOR® Aspheric	AcrySof® ReSTOR® Aspheric intraocular lens
AcrySof® ReSTOR® Aspheric, +3.0 add	AcrySof® ReSTOR® Aspheric, +3.0 add intraocular lens
AcrySof® ReSTOR® Aspheric, +4.0 add	AcrySof® ReSTOR® Aspheric, +4.0 add intraocular lens
AcrySof® ReSTOR® Toric	AcrySof® ReSTOR® Toric intraocular lens
AcrySof® Toric	AcrySof® Toric intraocular lens
ALCON®	ALCON® house trademark
ALLEGRETTO™	ALLEGRETTO™ laser system
ALLEGRETTO WAVE®	ALLEGRETTO WAVE® 200 Hz laser
ALLEGRETTO WAVE® Eye-Q	ALLEGRETTO WAVE® Eye-Q 400 Hz laser
ALLEGRO ANALYZER®	ALLEGRO ANALYZER® wavefront system
ALLEGRO™ OCULYZER®	ALLEGRO™ OCULYZER® pentacam system
ALLEGRO TOPOLYZER®	ALLEGRO TOPOLYZER® corneal topography system
AquaLase®	AquaLase® liquefaction device
AZARGA®	AZARGA® ophthalmic suspension
Azopt®	Azopt® ophthalmic suspension
Betoptic S®	Betoptic S® ophthalmic suspension
BSS Plus®	BSS Plus® irrigating solution
CIPRODEX®*	CIPRODEX® otic suspension
Cipro® HC*	Cipro® HC Otic
CONSTELLATION®	CONSTELLATION® vitreoretinal system
CustomCornea®	CustomCornea® wavefront system
Custom Pak®	Custom Pak® surgical procedure packs
DisCoVisc®	DisCoVisc® viscoelastic system
DuoTrav™	DuoTrav™ ophthalmic solution
DuoVisc®	DuoVisc® viscoelastic system
EXPRESS®	EXPRESS® contact lens care solutions
EYELITE®	EYELITE® laser
Grieshaber®	Grieshaber® surgical instruments
ICAPS®	ICAPS® dietary supplements
Infiniti®	Infiniti® vision system
LADAR6000™	LADAR6000™ excimer laser/system
LADARVision® 4000	LADARVision® 4000 excimer laser/system
Laureate®	Laureate® compact phacoemulsification system
LEGACY®	LEGACY® surgical system
Maxitrol®	Maxitrol® ophthalmic suspension
NEVANAC®	NEVANAC® ophthalmic suspension

Product Brand Name	Referenced Product
Opatanol® (EU)	Opatanol® ophthalmic solution
OPTI-FREE®	OPTI-FREE® contact lens care solutions
OPTI-FREE® EXPRESS® No-Rub®	OPTI-FREE® EXPRESS® No-Rub® contact lens care solution
OPTI-FREE® RepleniSH®	OPTI-FREE® RepleniSH® multi-purpose disinfecting solution
OZil®	OZil® torsional hand piece/technology
Pataday™	Pataday™ ophthalmic solution
Patanase®	Patanase® nasal spray
Patanol®	Patanol® ophthalmic solution
Perfluoron®	Perfluoron® perfluoro-n-octane liquid
ProVisc®	ProVisc® ophthalmic surgical device
PUREPOINT®	PUREPOINT® vitreoretinal laser
RETAANE®	RETAANE® 15 mg anecortave acetate suspension
RONDO®	RONDO® microkeratome
Silikon®	Silikon® ophthalmic surgical oil
SOFZIA®	SOFZIA® preservative system
Systane®	Systane® lubricant eye drops
Systane® Ultra	Systane® Ultra lubricant eye drops
Tears Naturale®	Tears Naturale® lubricant eye drops
TobraDex®	TobraDex® ophthalmic suspension or ointment
TobraDex® ST	TobraDex® ST ophthalmic suspension
Tobrex®	Tobrex® ophthalmic solution or ointment
TRAVATAN®	TRAVATAN® ophthalmic solution
TRAVATAN Z®	TRAVATAN Z® ophthalmic solution
TRAVATANZ® (Japan)	TRAVATANZ® ophthalmic solution
Triesence®	Triesence® injectable suspension
Vegamox®* (Japan)	Vegamox® ophthalmic solution
Vigamox®*	Vigamox® ophthalmic solution
VISCOAT®	VISCOAT® ophthalmic surgical device

*       Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Healthcare AG.  Moxifloxacin, the primary ingredient in Vigamox® and Vegamox®, is licensed to Alcon by Bayer Healthcare AG.

Avelox® is a trademark of Bayer Healthcare AG.  Zaditor® is a trademark of Novartis AG.  Timoptic-XE® is a trademark of Merck & Co., Inc.  Lucentis® is a trademark of Genentech, Inc.

In this report, references to "$", "U.S. $", "U.S. dollars" and "United States dollars" are to the lawful currency of the United States of America, references to "CHF" and "Swiss francs" are to the lawful currency of the Swiss Confederation, references to "euro" are to the lawful currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and references to Japanese yen are to the lawful currency of Japan.  Unless otherwise stated, figures provided are under United States generally accepted accounting principles ("U.S. GAAP").  Unless we specify otherwise, all references in this report to "we," "our," "us," "the Company" and "our Company" refer to Alcon, Inc. and its subsidiaries.

This report uses certain terms defined below.

Term	Definition
AMD	Age-related macular degeneration
ANDA	Abbreviated New Drug Application
AOMT	Otitis media in the presence of tympanostomy tubes
AREDS	National Eye Institute's Age Related Eye Disease Study
ASERP	Alcon Supplemental Executive Retirement Plan
BAC	Benzalkonium chloride
CEO	Chief Executive Officer
CMS	The Centers for Medicare and Medicaid Services
CP Program	Alcon's Commercial Paper Program
(the) Company	Alcon, Inc. and its subsidiaries
DCP	Alcon Executive Deferred Compensation Plan
DTC	Depository Trust Company
EITF	FASB's Emerging Issues Task Force
ESCP	Alcon's Executive Salary Continuance Plan
EU	European Union
EUCMS	Concerned member state of the European Union
Evaluation Date	End of the period covered by this annual report
Exchange Act	U.S. Securities Exchange Act of 1934
External auditors	The primary Alcon Group external auditors and additional external auditors specific to the Company subsidiary
FASB	Financial Accounting Standards Board
FDA	United States Food and Drug Administration
FDAAA	Food and Drug Administration Amendments Act of 2007
FIN	FASB Interpretation
FTC	U.S. Federal Trade Commission
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPO	The initial public offering of approximately 69,750,000 of Alcon, Inc.'s common shares on March 20, 2002
IRB	Institutional Review Board
LTIP	Alcon's Long Term Incentive Plan
NDA	New Drug Application
Non-U.S. Holder	A holder that is not a U.S. Holder (see definition of U.S. Holder below)
NSAID	Non-steroidal anti-inflammatory drug
NTIOL	New Technology Intraocular Lenses, as defined by CMS
NYSE	New York Stock Exchange
OTC	Over-the-Counter drugs available without a prescription
PMA	Pre-market Approval
Purchase and Option Agreement	Purchase and Option Agreement between Nestlé S.A. and Novartis AG dated as of April 6, 2008
REITs	Real estate investment trusts
REMS	Risk evaluation and mitigation strategies discussed in the FDAAA
RMS	Reference member state of the European Union
SAB	Staff Accounting Bulletin published by the SEC
SEC	United States Securities and Exchange Commission
Secondary Stage Closing	The purchase and sale of Nestlé's remaining Alcon shares to Novartis under the Purchase and Option Agreement
Securities Act	U.S. Securities Act of 1933, as amended
Separation Agreement	Separation Agreement between Nestlé and Alcon described in Item 7.B.2

Term	Definition
Services Agreement	Guarantee Fee and Commercial Paper Program Services Agreement, as described in Item 7.B, "Related Party Transactions"
SFAS	Statement of Financial Accounting Standards
Shareholders Agreement	Shareholders Agreement between Nestlé and Novartis dated as of April 6, 2008
SSAR(s)	Share-settled stock appreciation right(s)
Swiss Holder	Security holder as defined in Item 10.E.
U.S. GAAP	United States generally accepted accounting principles
U.S. Holder	Security holder as defined in Item 10.E.

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

Statements in this report regarding the Company's market share position in the United States for ophthalmic pharmaceuticals (including generics) are based on total retail prescriptions filled as independently reported by the Wolters Kluwer Health Source Prescription Audit for the year ended December 31, 2008.

Statements in this report regarding the Company's worldwide market share position for ophthalmic surgical products by sales are based on internal estimates prepared using industry data for the nine months ended September 30, 2008.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") relating to our business and the sectors in which Alcon and its subsidiaries and interests operate.  These forward-looking statements are contained principally in the sections entitled "Key Information," "Information on the Company," "Operating and Financial Review and Prospects," "Financial Information," "Additional Information," and "Quantitative and Qualitative Disclosures about Market Risk."  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements.  Forward-looking statements include, but are not limited to, statements about: the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; the impact of any future product recalls; changes in, or the failure or inability to comply with, governmental regulation; the opportunities for growth, whether through internal development or acquisitions; exchange rate fluctuations; general economic conditions; and trends affecting the ophthalmic industry, our financial condition or results of operations.

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

	Year Ended December 31,
	2008		2007		2006		2005		2004
	(in millions, except per share data)
Statement of Earnings Data:
Sales		$6,294		$5,599		$4,897		$4,368		$3,914
Cost of goods sold		1,472		1,398		1,215		1,078		1,082

Gross profit		4,822		4,201		3,682		3,290		2,832
Selling, general and administrative		1,961		1,694		1,399		1,594		1,237
Research and development		619		564		512		422		390
In process research and development		--		9		--		--		--
Amortization of intangibles		29		51		199		86		73

Operating income		2,213		1,883		1,572		1,188		1,132
Interest income		76		69		74		49		23
Interest expense		(51)		(50)		(43)		(39)		(27)
Other, net		(156)		27		14		5		(2)

Earnings before income taxes		2,082		1,929		1,617		1,203		1,126
Income taxes		36		343		269		272		254

Net earnings		$2,046		$1,586		$1,348		$931		$872

Basic weighted-average common shares outstanding		298		298		304		306		306
Diluted weighted-average common shares outstanding		301		302		309		312		311
Basic earnings per common share		$6.86		$5.32		$4.43		$3.04		$2.85
Diluted earnings per common share		$6.79		$5.25		$4.37		$2.98		$2.80
Dividends paid on common shares		$750		$613		$417		$302		$169
Dividends paid per common share: U.S. $		$2.50		$2.04		$1.38		$0.99		$0.55
Dividends paid per common share: Swiss CHF	CHF	2.63	CHF	2.50	CHF	1.68	CHF	1.18	CHF	0.72

Cash Flow Data:
Cash provided by (used in):
Operating activities		$2,032		$1,470		$1,406		$1,235		$1,048
Investing activities		(365)		(227)		(166)		(382)		(256)
Financing activities		(1,333)		(607)		(1,225)		(433)		(823)

	At December 31,
	2008		2007		2006		2005		2004
Balance Sheet Data:
Current assets		$5,219		$4,825		$3,462		$3,268		$2,644
Working capital		3,029		1,963		1,461		990		767
Total assets		7,551		7,016		5,427		5,228		4,468
Long term debt, net of current maturities		61		52		49		56		72
Total shareholders' equity		4,691		3,375		2,914		2,556		2,188

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

The following table sets forth, for the periods indicated, information concerning the exchange rate between Swiss francs and U.S. dollars based upon the spot rate at the close of market, as published by Bloomberg Finance L.P.:

	Exchange Rate for 1 U.S. Dollar
Fiscal Year	Period End (1)	Average (1) (2)	High	Low

2004	1.1403	1.2421	1.3148	1.1310
2005	1.3134	1.2463	1.3256	1.1481
2006	1.2201	1.2529	1.3228	1.1923
2007	1.1335	1.2000	1.2535	1.0969
2008	1.0687	1.0824	1.2254	0.9844

(1)	The closing spot rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the daily rates as published by Bloomberg Finance L.P. during the period.

The following table sets forth the high and low closing spot rate for the Swiss franc for each of the prior six months:

	Exchange Rate for 1 U.S. Dollar
Month	Period End	Average	High	Low

September 2008	1.1221	1.1092	1.1381	1.0743
October 2008	1.1578	1.1427	1.1674	1.1255
November 2008	1.2136	1.1925	1.2254	1.1580
December 2008	1.0687	1.1366	1.2203	1.0602
January 2009	1.1619	1.1253	1.1619	1.0617
February 2009	1.1702	1.1633	1.1782	1.1426

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

We devote substantial resources to research and development.  The research and development process is expensive and prolonged, and it entails considerable risk.  Development of a new product, from discovery through testing and registration to initial product launch, typically takes between eight and fifteen years or more for a pharmaceutical product and three and seven years or more for a medical device.  Each of these periods varies considerably depending on the product and the country where registration is sought.  Because of the risk associated with our research and development, products we are currently developing may not obtain the regulatory approvals required for us to market such products successfully or they may take longer than we expect to gain necessary governmental, regulatory or other approval.  They may cost more to develop and may be less successful than we currently anticipate, or than other therapies that are presently or soon may be on the market.  We can make no assurances that any of the projects currently in our development pipeline will result in commercially successful products.

If we fail to keep pace with advances in our industry or fail to persuade physicians to adopt new products we introduce, customers may not buy our products and our sales and profits may decline.

The pharmaceutical, medical device and over-the-counter industries are characterized by continual product development, constant innovation in products and techniques, frequent new product introductions and price competition.  Our future growth depends, in part, on our ability to develop products which are more effective in treating diseases and disorders of the eye or that incorporate the latest technologies.  In addition, we must be able to manufacture new products and effectively persuade a sufficient number of eye care professionals and/or consumers to use the new products we introduce.  Sales of our existing products may decline rapidly if a new competing product is introduced by one of our competitors or if we announce a new product that, in either case, represents a substantial improvement over our existing products.  Similarly, if we fail to make sufficient investments in research and development programs, our current and planned products could be surpassed by more effective or advanced products.

We may not successfully develop and launch replacements for our products that lose patent protection.

Most of our major products are covered by patents that give us a degree of market exclusivity during the term of the patent.  Upon patent expiration, our competitors may introduce products using the same technology.  As a result, our sales and profits could decline significantly due to increased competition.  In addition, we may not be able to develop and successfully launch more advanced replacement products before these and other patents expire.

For instance, our successful combination ocular anti-infective/anti-inflammatory product, TobraDex® ophthalmic suspension and ointment, lost its exclusive marketing position in the United States in January 2009.  Both a competitor and our Falcon Pharmaceuticals subsidiary launched generic versions of TobraDex® suspension in early January 2009.  We expect that the new competitive generic products will result in a decline of our sales and profits for TobraDex®.

We depend on proprietary technologies and may not be able to protect our intellectual property rights adequately.

We currently hold approximately 5,350 patents and have approximately 3,650 pending patent applications.  We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology.  These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information.  Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable.  From time to time, we have faced challenges of our intellectual property rights and face current challenges to some of our key products.  Furthermore, we cannot ensure that any pending patent application held by us will result in an issued patent or that, if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies.  Any litigation to protect our intellectual property rights could result in substantial expense, may reduce our profits and may not be successful.  In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights.  This risk is exacerbated by the fact that the validity and breadth of patents in our industry frequently involve complex legal issues that are not easily resolved.

Alcon has joined with its commercial partners in filing six patent infringement actions against four different generic drug companies.  All of these generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market generic versions of Alcon products under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®.  Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer HealthCare's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware.  Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Judgment is not expected until the first half of 2009.  Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product in the United States well before the 2020 expiration of the Alcon patent.  Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in this case and expires on December 18, 2010.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial is currently rescheduled for July 27, 2009.  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA is also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  The 30-month period after which the FDA could approve Barr's generic product will expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial is currently scheduled for late April 2010.  Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it and Apotex may be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States prior to December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The fourth patent infringement action was filed after Alcon received notice late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010.  The 30-month period after which the FDA could approve Barr's generic product should expire in May 2011.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex and Barr Patanol® product cases are pending) on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon's Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA until June 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case.  Should Apotex succeed in overcoming both of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010 and Barr's potential 180-day "first filer" exclusivity period, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (generic affiliate of Novartis AG) has filed an ANDA challenging one of the patents underlying Alcon’s Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA until June 2011 unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has not yet been scheduled in this case.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, should Sandoz succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States.  Such competition would be expected to impact the Company's sales and profits.

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the United States District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100 million.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors.  While there can be no assurance that an adverse outcome in the case cannot occur, the Company believes that the Synergetics claims are without merit.  On June 23, 2008, the Company filed its answer and counterclaim in the District Court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 23, 2009, the Court granted the Company's Motion to Dismiss based on Synergetics's failure to properly plead its claims.  On March 6, 2009, Synergetics filed a further amended Complaint.  The Company intends to vigorously defend itself in the case and is seeking in its counterclaim to enjoin Synergetics from using Alcon trade secrets that are believed to have been misappropriated by Synergetics.  A trial date in 2010 is expected, but has not yet been scheduled by the Court.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the United States District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the District Court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the United States District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  The complaint has not yet been formally served on Synergetics.  The Company will request that the District Court permit this suit to be merged with the previously filed (October 9, 2008) patent infringement suit.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by "instrumentalities" sold by the Company, but fails to name any specific ALCON® products.  The patent, which expires at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer includes a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  No trial date has been set.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Manufacturing, Ltd., in the U.S. District Court for the Eastern District in Sherman, Texas, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product, and potentially other products, infringe the two patents.  The Company has not yet received formal service of process, and consequently its answer date is not set.  Although it is still assessing the allegations in the Elan complaint, the Company believes that it has strong defenses and intends to defend itself vigorously if the suit is not dismissed.

Any litigation or claims against us, whether or not successful, could result in substantial costs and harm our reputation.  In addition, intellectual property litigation or claims could force us to do one or more of the following: cease selling or using any of our products that incorporate the asserted intellectual property, which would adversely affect our sales and profits; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming even if it is possible to do so.

Economic conditions and price competition may cause sales of our products used in elective surgical procedures to decline and reduce our profitability.

Sales of products used in elective surgical procedures have been and may continue to be adversely impacted by economic conditions.  Generally, the costs of elective surgical procedures are borne by individuals with limited reimbursement from their medical insurance providers or government programs.  Accordingly, individuals may be less willing to incur the costs of these procedures in weak or uncertain economic conditions, there may be a decline in the number of these procedures, there may be a decline in the amount we realize for each procedure and the market for equipment used in such procedure may be negatively impacted.

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

•
Increased pressures to reduce government healthcare spending could lower our effective average selling price.  In the United States, the Centers for Medicare and Medicaid Services ("CMS") impose controls on the prices at which medical devices and physician-administered drugs used in ophthalmic surgery are reimbursed for Medicare patients.  Many private third-party payors use CMS guidelines in determining reimbursement levels.  In addition, recent government initiatives, such as the U.S. Medicare Part D outpatient prescription drug benefit, or future government initiatives may negatively impact the number of units we sell or the price we realize for our pharmaceutical products.

•
Most European Union member states impose controls on the prices at which medicines and medical devices are reimbursed under state-run healthcare schemes.  Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states.  Increased pressures to reduce government healthcare spending and increased transparency of prices, following the adoption of the European euro, have meant that an increasing number of governments have adopted this approach.  Furthermore, with increased price transparency, parallel importation of pharmaceuticals from lower price level countries to higher priced markets has grown, and these parallel imports lower our effective average selling price.

•
Japan also imposes controls on the prices at which medicines and medical devices are reimbursed under the national healthcare schemes.  Due to increased pressures to reduce government healthcare spending, the Japanese government continues to seek cuts where possible, and is actively promoting the use of generic products.

•
Managed care organizations in the United States restrict the pharmaceutical products that doctors in those organizations can prescribe through the use of formularies, the lists of drugs which physicians are permitted to prescribe to patients in a managed care organization.  Exclusion of our pharmaceutical products from these formularies or additional price concessions necessary to be included on formularies could have an adverse effect on our revenues and profits.

•	Competitors may introduce generic products that compete directly or indirectly with our products and such generic products may reduce our unit sales and prices.

•	There are proposed and existing laws and regulations governing product prices that may negatively affect the profitability of companies in the healthcare industry.

•	There have been recent initiatives by third-party payors to challenge the prices charged for medical products, which could affect our profitability.

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

Our products are sold in more than 180 countries.  We have more than 75 local operations worldwide and more than half of our revenues in 2008 came from customers outside the United States.

The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In 2008, our most significant currency exposures were to the euro, the Japanese yen, the Canadian dollar, the British pound sterling, the Brazilian real and the Australian dollar versus the U.S. dollar.

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

The current economic and financial crisis appears to be affecting all of the major markets in which we operate.  As a result, there is a risk that consumers may reduce their expenditures on prescription drugs, over-the-counter healthcare products and other healthcare spending to help cope with hard economic times.  In addition, governments may come under increasing pressure to reduce healthcare expenditures as a result of lower revenue and increased demand for other government services during this financial crisis.  Both of these items could have a negative impact on our sales and profits.

We single-source many of the active ingredients and components used in our products and interruptions in the supply of these raw materials could disrupt our manufacturing of specific products and cause our sales and profitability to decline.

We single-source active ingredients contained in a majority of our pharmaceutical and contact lens care products, including TRAVATAN® ophthalmic solution, OPTI-FREE® EXPRESS® No Rub® and OPTI-FREE® RepleniSH® contact lens care solutions, both Systane® and Systane® Ultra lubricant eye drops, both Patanol® and Pataday™ ophthalmic solutions and Vigamox® moxifloxacin ophthalmic solution.  In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process.  In many cases, we use single-source suppliers for other components and raw materials used in our products.  The loss of any of these or other significant suppliers or the inability of any such supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations.  In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers.  In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to such suppliers.

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

In the United States and elsewhere, our products are subject to competition from lower priced versions of our products and competing products from Canada, Mexico, and other countries where there are government imposed price controls or other market dynamics that make the products lower priced.  The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of regulatory harmonization and common market or trade initiatives, such as those underpinning the European Union, and the internet.  Despite government regulations in some countries aimed at limiting low priced imports, the volume of imports may continue to rise due to the limited enforcement resources, as well as political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.  In addition, legislative proposals are being considered in the United States at both the federal and state levels to relax U.S. import laws.

The importation of foreign products adversely affects our profitability in the United States and elsewhere.  This impact could become more significant in the future, and the impact could be even greater if there is further change in the law or if state or local governments take further steps to import products from abroad.

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

The research, development, testing, manufacturing, sale and marketing of our products are subject to extensive governmental regulation.  Government regulation includes inspection of and controls over testing, manufacturing, safety and environmental controls, efficacy, labeling, advertising, marketing, promotion, record keeping, reporting, the sale and distribution of pharmaceutical products, import, export, samples and electronic records and electronic signatures.  We are also subject to government regulation with respect to the prices we charge and the rebates we offer or pay to customers, including rebates paid to certain governmental entities.  Government regulation substantially increases the cost of developing, manufacturing and selling our products.

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

Noncompliance with applicable legal regulatory requirements can result in fines, injunctions, penalties, mandatory recalls or seizures, suspensions of production, denial or withdrawal of pre-marketing approvals and criminal prosecution.  The FDA and other regulatory bodies across the world also have authority to request repair, replacement or refund of the cost of any device we manufacture or distribute.

We may be subject to penalties if we fail to comply with post-approval legal and regulatory requirements and our products could be subject to restrictions or withdrawal from the market.

Our manufacturing, sales, promotion and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the U.S. Federal

Trade Commission ("FTC"), the Department of Justice, the CMS, other divisions of the Department of Health and Human Services and state and local governments.  Any product for which we currently have or may obtain marketing approval, or clearance, along with the associated manufacturing processes, any post-approval clinical data that we might be required to collect, adverse events and malfunctions associated with the products, and the advertising and promotional activities for the product, are subject to continual recordkeeping and reporting requirements, review and periodic inspections by regulatory authorities.  Our advertising and promotion are subject to stringent regulatory rules and oversight.  In the past, we have had to change or discontinue promotional materials because of regulatory agency requests, and we are exposed to that possibility in the future and also to the possibility of new civil monetary penalties that have been established for violative promotion of drug products to consumers.

New requirements and industry guidelines have been adopted to require the posting of ongoing drug and device clinical trials on public registries, and the disclosure of designated clinical trial results.  We must continually review adverse event and other available safety information that we receive concerning our products and make expedited and periodic reports to regulatory authorities.  In any given situation, we may consider whether to implement a voluntary product recall.  We might be required to report to the FDA certain medical device recalls, device malfunctions or product defects and failures to meet federal electronic product standards.  In the United States, any free samples we distribute to physicians must be carefully monitored and controlled, and must otherwise comply with the requirements of the Prescription Drug Marketing Act, as amended, and FDA regulations.  In addition, certain of our products must comply with child-resistant packaging requirements under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations.

Our sales, marketing, research and other scientific/educational programs also must comply with rules governing the promotion of medicines and devices, anti-bribery rules and related laws, such as the anti-kickback and fraud and abuse provisions of the Social Security Act, as amended, the Foreign Corrupt Practices Act, the False Claims Act, as amended, the privacy provisions of the Health Insurance Portability and Accountability Act and similar state laws.  Pricing and rebate programs must comply with the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, the Veterans Health Care Act of 1992, as amended, and the Deficit Reduction Act of 2005, as amended.  On July 17, 2007, CMS published a final rule implementing provisions of the Deficit Reduction Act of 2005 regarding Medicaid drug rebates.  The rule addresses a broad range of issues relating to the determination of average manufacturer price, determination of best price, treatment of authorized generics, the definition of nominal prices and new manufacturer reporting requirements, among other issues.  The statutes and regulations governing the various price reporting requirements are complex and have changed over time, and the U.S. government has not given clear guidance on many issues.  In addition, recent statutory and regulatory developments have not yet been applied by the government or courts to specific factual situations.  We believe that the Company is in compliance with all applicable government price reporting requirements, but there is the potential that the CMS, other regulatory and law enforcement agencies or a court could arrive at different interpretations, with adverse financial or other consequences for the Company.  If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.  Most European Union member states and Japan impose controls and restrictions that are similar in nature or effect to those described above.

In recent years, several states in the United States, including California, Maine, Massachusetts, Minnesota, Nevada, New Hampshire, New Mexico, Texas, Vermont and West Virginia, as well as the District of Columbia, also have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as prohibiting pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing.  Similar legislation is being considered in other states and at the federal level in the United States.  Many of these requirements are new and their breadth and application is uncertain, and most apply only to drugs; however, certain legislation (e.g., California, Massachusetts and Nevada) also applies to devices.

Depending on the circumstances, failure to meet these applicable legal and regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private "qui tam" actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, any of which could have a material adverse effect on our financial condition.

New legal and regulatory requirements could make it more difficult for us to obtain approvals for our product candidates and could limit or make more burdensome our ability to commercialize any approved products.

The Food and Drug Administration Amendments Act of 2007 ("FDAAA") contains significant new regulatory requirements affecting pharmaceutical and medical device manufacturers.  These new requirements share some of the broad themes in recently adopted legal requirements for drugs in the European Union.  For drugs, the FDAAA grants the FDA extensive new authority to impose post-approval clinical study and clinical trial requirements, require safety-related changes to product labeling, review advertising aimed at consumers and require the adoption of risk management plans, referred to in the legislation as risk evaluation and mitigation strategies ("REMS").  The REMS may include requirements for special labeling or medication guides for patients, special communication plans to healthcare professionals and restrictions on distribution and use.  For example, if the FDA makes the necessary findings, it might require that a new product be used only by physicians with certain specialized training, only in certain designated healthcare settings or only in conjunction with special patient testing and monitoring.

The legislation also includes requirements for drugs and devices for providing the public with information on ongoing clinical trials through a clinical trial registry and for disclosing clinical trial results to the public through a clinical trial database, renewed requirements for conducting trials to generate information on the use of products in pediatric patients, new requirements to pay the FDA a fee in order to obtain advisory review of certain drug consumer television advertisements and new penalties, for example, for false or misleading consumer drug advertisements.  Other proposals have been made to impose additional requirements on drug and device approvals, further expand post-approval requirements and restrict sales and promotional activities.

New requirements also have been imposed in some states, and proposed in other states, requiring us to provide paper or electronic pedigrees with the drugs that we distribute to help establish their authenticity and to track their movement from the manufacturer through the chain of distribution.

These new federal and state requirements and additional requirements that have been proposed, and might be adopted, may make the process more difficult or burdensome for us to obtain approval of our product candidates.  In addition, any approvals we receive may be more restrictive or come with onerous post-approval requirements, our ability to commercialize approved products successfully may be hindered and our business may be harmed as a result.

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

From time to time, we are named as a defendant in product liability lawsuits, and although we believe we are not currently subject to any material product liability proceedings, we may incur material liabilities relating to product liability claims in the future, including claims arising out of procedures performed using our surgical equipment.  We historically have relied on a combination of self-insurance and third-party insurance to cover potential product liability claims.  The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities that we may incur in the future.  Furthermore, since January 1, 2005, we no longer purchase third party product liability insurance coverage for this risk.  Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees.  Successful product liability claims brought against the Company could have a material adverse effect on our results of operations or our financial condition.

Our activities involve hazardous materials and may subject us to environmental liability.

Our manufacturing, research and development practices involve the controlled use of hazardous materials.  We are subject to federal, state and local laws and regulations in the various jurisdictions in which we have operations, governing the use, manufacture, storage, handling and disposal of these materials and certain waste products.  Although we believe that our safety and environmental procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials.  Remedial environmental actions or compliance with environmental laws could require us to incur substantial unexpected costs which would materially and adversely affect our results of operations or our financial position.  If we were involved in a major environmental accident or found to be in substantial non-compliance with applicable environmental laws, we could be held liable for damages or penalized with fines that could be material.

We historically have relied on a combination of self-insurance and third-party insurance to cover potential environmental liability claims.  The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy environmental liabilities that we may incur in the future.  Furthermore, since January 1, 2005, we no longer purchase insurance coverage for this risk.  Any environmental claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees.  Successful environmental liability claims brought against the Company could have a material adverse effect on our results of operations or our financial condition.

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

Our captive insurance companies have invested premiums from our subsidiaries in a manner and for terms appropriate to their possible use under the standards required for all insurance companies.  Although our third-party insurance coverage and internally generated cash flows have been adequate to provide for liability claims in the past, future liability claims and other losses from these risks could exceed our insurance coverage limits for past activities and future cash flows, and any significant losses from these risks could have a material adverse effect on our results of operations or our financial condition.

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

Risks Related to Our Relationship with Nestlé

We will be controlled by Nestlé S.A. as long as it owns a majority of our common shares, and our other shareholders will be unable to affect the outcome of a shareholder vote during that time.

Nestlé, a Swiss corporation, owns approximately 52% of our outstanding common shares.  Because Nestlé's interests may differ from those of our other shareholders, actions Nestlé takes with respect to us may be unfavorable to our other shareholders.  Minority holders of common shares will not be able to affect the outcome of most shareholder votes so long as Nestlé owns at least a majority of our outstanding common shares.  So long as it owns at least a majority of our common shares, Nestlé will be able to control, among other things: the election and removal of all of our directors; amendments to our Articles of Association (other than those subject to a two-thirds majority requirement); payment of dividends; changes to our capital structure unless the change is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders' meeting; and appointment and removal of our statutory and group auditors.  In certain instances, Nestlé's rights as a shareholder are subject to the Shareholders Agreement (defined below) that Nestlé entered into with Novartis AG as further described below.

Because Nestlé controls us, conflicts of interest between Nestlé and us could be resolved in a manner unfavorable to us.

Most of our agreements with Nestlé (or Nestlé affiliates), including the Separation Agreement discussed in Item 7.B.2, "Separation Agreement with Nestlé," were finalized while we were a wholly owned subsidiary of Nestlé and, as a result, the terms of each may not be as favorable to us as if they had been negotiated between unaffiliated parties.  Various conflicts of interest between Alcon and Nestlé could arise.  For example, ownership interests of directors or officers of Alcon in Nestlé shares or service as a director or officer of both Alcon and Nestlé could create, or appear to create, potential conflicts of interest when a director or officer is faced with decisions that could have different implications for the two companies, such as disagreement over the desirability of a potential acquisition opportunity, employee retention or recruiting or our dividend policy.

Nestlé may sell its majority interest to Novartis and the transaction may trigger change of control provisions in the Company's contractual obligations and may affect our business development opportunities.

On April 6, 2008, Nestlé and Novartis executed a Purchase and Option Agreement ("Purchase and Option Agreement") pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

On April 6, 2008, Nestlé and Novartis also executed a Shareholders Agreement ("Shareholders Agreement") that provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of the sale, with one of the additional members designated by Nestlé and one designated by Novartis.  Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland.  James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis's designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commence on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the option rights is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

As a result of Novartis's acquisition of slightly less than 25% of Alcon's shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

Sales or distributions of our common shares by Nestlé or Novartis could depress the market price for our common shares.

Subject to provisions in the agreements between Nestlé and Novartis, either Nestlé or Novartis may, at any time, sell all or part of our common shares that it owns or it may distribute those common shares to its shareholders.  There can be no assurance that any of our other shareholders will be included in any transaction in the event Nestlé or Novartis sells its interest in us to another party or that any of our shareholders will realize a premium with respect to their common shares as a result of such transaction or any other disposition of our common shares by Nestlé or Novartis.  In addition, sales or distributions by Nestlé or Novartis of substantial amounts of our common shares in the public market or to its shareholders could adversely affect prevailing market prices for our common shares.  Except as provided in the agreements between Nestlé and Novartis, Nestlé and Novartis are not subject to any contractual obligation to maintain their respective ownership positions in our shares.  Under the Purchase and Option Agreement, until the earlier of a closing pursuant to the exercise of the option rights or July 31, 2011, neither Nestlé nor Novartis shall buy, sell, otherwise encumber or take any action to register with the SEC any of Alcon's common shares.

Nestlé provides services discussed under "Major Shareholders and Related Party Transactions" that are beneficial to the Company and its operating results.  Under a divesture by Nestlé, the Company may be forced to either seek other providers of these services or add these functions internally.  These alternatives could have a negative impact on our results of operations or our financial condition.

Risks Related to the Securities Markets and Ownership of Our Common Shares

The price of our common shares may fluctuate.

The market price of our common shares may fluctuate significantly in response to factors, both within and outside our control, such as announcements of innovations and discoveries or new products by us or our competitors, developments concerning intellectual property rights and regulatory approvals, and changes in estimates of our financial performance or changes in recommendations by securities analysts.  At December 31, 2008, stock options and share-settled stock appreciation rights totaling approximately 1.4 million granted under our incentive plan were scheduled to become exercisable in 2009.  The exercise prices for these instruments exceeded the market price of our shares at December 31, 2008.  In the event that the market price for our shares rises to the extent that such instruments are exercised and there are sales of substantial amounts of common shares in the public market in connection with or immediately following such exercise by the holders of these rights, the market price of our common shares may decrease significantly.

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

In addition, in several instances we follow Swiss corporate governance practices instead of the corporate governance practices applicable to a U.S. company under New York Stock Exchange ("NYSE") listing standards.  A summary of the principal areas of difference is provided under Item 16G, "Corporate Governance."

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

In this document, "IPO" refers to the initial public offering of approximately 69,750,000 of Alcon's common shares on March 20, 2002.  Prior to the IPO, Alcon, Inc. was a wholly owned subsidiary of Nestlé.

Important Events in the History of the Company in 2008

Novartis Transaction

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

On April 6, 2008, Nestlé and Novartis also executed the Shareholders Agreement that provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of the sale, with one of the additional members designated by Nestlé and one designated by Novartis.  Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland.  James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis's designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commence on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the Purchase and Option Agreement is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

For further details about the Shareholders Agreement and the Purchase and Option Agreement, please refer to the following link at the SEC's web site:  http://idea.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.idea.htm.

Expansion of Swiss Operations

In September 2007, Alcon announced that it planned to establish Fribourg, Switzerland, as the central location for an expansion of the Company's Swiss-managed global administration operations.  This expansion included the 2008 relocation of finance, logistics, certain information technologies and other centralized administrative operations from Hünenberg to Fribourg and the establishment of a new European area and marketing management center in Geneva.  Alcon remains resident in Hünenberg, Switzerland, where local Swiss sales and marketing activities continue to be managed.  No changes are contemplated for the Alcon Grieshaber manufacturing operations, which remain in Schaffhausen, Switzerland.

The Company's global administration operations provide an array of common services for European and other affiliates and the 2008 relocation to Fribourg was the first step in an expansion of these activities.  Relocation activities began in late 2007 and may take more than two years until their completion.  During the five years following the relocation, Alcon expects to double the size of the Fribourg operations and broaden the common services it offers to affiliates.  The expansion will support the continued expected growth of the Company's European affiliates in terms of sales and employment.

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

Capital Expenditures, Acquisitions and Divestitures for the Last Three Years (January 1, 2006 through December 31, 2008):

The Company's capital expenditures for property, plants and equipment, to expand and upgrade manufacturing facilities, research and development facilities, and other infrastructure, for the years ended December 31, 2008, 2007 and 2006 were $302.7 million, $227.2 million and $222.3 million, respectively.

WaveLight Acquisition

On November 9, 2007, Alcon completed a voluntary tender offer for WaveLight AG, as discussed in note 19 to the consolidated financial statements, culminating in Alcon's acquisition of 77.4% of the issued shares of WaveLight.  All relevant documents related to the completed tender offer can be found on Alcon's Web site, www.alcon.com/investors-media/alconrefractiveacq.asp.  In the fourth quarter of 2008, Alcon acquired additional shares of WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003.  WaveLight develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery.  Effective February 1, 2008, Alcon and WaveLight executed several agreements to integrate both companies' commercial operations in the U.S. market.  Following the execution of these agreements, Alcon's U.S. subsidiary, Alcon Laboratories, Inc., has taken over all sales, marketing, service and support operations in the United States for the two companies.

Also, during the latter part of 2008, Alcon and WaveLight executed distributorship agreements in certain countries outside the United States whereby Alcon's Swiss subsidiary, Alcon Pharmaceuticals Ltd., assumed the distribution activities related to the WaveLight products in such countries.

Further, in May 2008, the shareholders of WaveLight approved a Domination Agreement between Alcon and WaveLight.  On March 4, 2009, the Domination Agreement was registered and became effective.  The Domination Agreement allows Alcon to instruct WaveLight with regard to operational and financial matters. This will allow for the efficient integration of both companies in the near term and in the future.

Capital Expenditures, Acquisitions and Divestitures Currently Underway:

In 2008, capital expenditures were made to add manufacturing capacity and upgrades to our Fort Worth, Texas, Puurs, Belgium, Barcelona, Spain, and Cork, Ireland, manufacturing facilities and to initiate construction of a new manufacturing plant in Singapore.  Capital expenditures were also made to upgrade our research and development facilities and administrative facilities in Fort Worth.  We had capital expenditure commitments of $45.7 million at December 31, 2008.  We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

The Company has not announced any acquisitions or divestitures subsequent to December 31, 2008.

B.	BUSINESS OVERVIEW

Alcon is a research and development driven, global medical specialty company predominantly focused on eye care.  We develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products to treat primarily diseases and disorders of the eye.  Our broad range of products represents one of the strongest portfolios in the ophthalmic industry.  We believe we have the largest commitment to ophthalmic research and development of any company worldwide.  Currently, our products are sold in over 180 countries, and we are present in every significant market in the world where ophthalmology is practiced.  In 2008, we had sales of $6.3 billion, operating income of $2.2 billion and net earnings of $2.0 billion.

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

The following table lists our principal pharmaceutical products:

Ocular Anti-Infectives/
Glaucoma	Anti-Inflammatories	Ocular Allergy	Generics	Otic/Nasal
TRAVATAN® TRAVATAN Z® DuoTrav™ AZARGA® Azopt® Betoptic S®	Vigamox®/Vegamox® (1) TobraDex® Tobrex® NEVANAC® Maxitrol®	Patanol®/Opatanol® Pataday™	Timolol GFS Pred Acetate Ciprofloxacin Brimonidine Trifluridine	Cipro® HC Otic (1) CIPRODEX® (1) Patanase®

(1)
Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Healthcare AG.  Moxifloxacin, the primary ingredient in Vigamox® and Vegamox®, is licensed to Alcon by Bayer Healthcare AG.

Glaucoma Treatment

In 2008, sales of our glaucoma products were $954.6 million, or 37.3% of our total pharmaceutical sales.

In 2001, we launched TRAVATAN® ophthalmic solution, our entry into the prostaglandin analogue class of glaucoma treatments, in the United States.  Prostaglandin analogues are the largest class of compounds currently available to reduce intraocular pressure, which is a primary characteristic of glaucoma.  We have continued to improve and enhance the TRAVATAN® brand with the launch outside the United States of DuoTrav™ ophthalmic solution, which combines the prostaglandin in TRAVATAN® with a beta blocker, timolol, and with the launch in both the United States and international markets of TRAVATAN Z® ophthalmic solution, a new formulation of TRAVATAN® that replaces the preservative benzalkonium chloride ("BAC") with the SOFZIA® preservative system.  Brands containing our proprietary prostaglandin have been launched in more than 115 countries.

In addition, we offer Azopt® and Betoptic S® ophthalmic suspensions, both of which utilize other classes of compounds.  Azopt® is a topical carbonic anhydrase inhibitor that has shown to be an excellent adjunctive therapy when used with other glaucoma therapies, including prostaglandin analogues.  In late 2008, we received approval from the European Medicines Agency to launch AZARGA® ophthalmic suspension, a fixed combination for the treatment of glaucoma containing a topical carbonic anhydrase inhibitor and a beta blocker.

These products are important to our glaucoma franchise and currently make up a majority of our glaucoma products sales.  We expect our glaucoma products to continue to contribute to our sales growth.

Anti-Infectives, Anti-Inflammatories and Combination Therapies

We currently manufacture and market a broad range of drugs to treat bacterial, viral and fungal infections of the eye and to control ocular inflammation.  In 2008, combined sales of our ocular anti-infectives, ocular anti-inflammatories and combination therapies were $882.5 million, or 34.4% of our total pharmaceutical sales.

Our leading ocular anti-infective product is Vigamox® ophthalmic solution, utilizing moxifloxacin to treat bacterial conjunctivitis.  During 2006, we received approval and launched Vigamox® in Japan under the trade name Vegamox® ophthalmic solution.

During 2005, we launched a topical non-steroidal anti-inflammatory drug ("NSAID") in the U.S. market for the treatment of pain and inflammation associated with cataract surgery.  NEVANAC® ophthalmic suspension is unique because it is a prodrug where the active ingredient is released upon instillation in the eye.  We also executed several launches of NEVANAC® outside the United States during 2008.

Our combination ocular anti-infective/anti-inflammatory products, TobraDex® ophthalmic suspension and ointment, combine a broad-spectrum antibiotic with a proven anti-inflammatory. TobraDex® has been the only tobramycin/dexamethasone ophthalmic combination product in the U.S. market.  Our exclusive rights to sell TobraDex® in the United States expired as of January 2009 and in most other countries in March 2009.  Both a competitor and our Falcon Pharmaceuticals subsidiary launched generic versions of TobraDex® suspension in early January 2009.  We expect that the new competitive generic products will negatively impact our sales and profits for TobraDex®.

Ocular Allergy

We market and manufacture products for the treatment of ocular allergies.  In 2008, sales of our ocular allergy pharmaceutical products were $463.3 million, or 18.1% of our total pharmaceutical sales.  The allergy market is seasonal, peaking in the spring and again, but to a lesser extent, in the fall.

Patanol® ophthalmic solution was the first ocular allergy product with a dual-action active ingredient, which acts as both an antihistamine and a mast-cell stabilizer.  According to Wolters Kluwer Health Source Prescription Audit, Patanol® was the leading ophthalmic topical anti-allergy prescription product in the United States in 2008.  During 2006, we received approval and launched Patanol® in Japan, the second largest ophthalmic allergy market.  We have a co-marketing agreement in Japan with Kyowa Hakko Kirin Co., Ltd., a leading Japanese pharmaceutical company, whereby Kyowa promotes Patanol® to non-eye care physicians and we promote the product to eye care physicians.  In February 2007, we launched in the United States the first and only once-a-day ocular prescription allergy medicine, Pataday™ ophthalmic solution, which is a new formulation of olopatadine, the active ingredient in Patanol®.  We currently sell Patanol® in more than 100 countries.

Otic/Nasal Products

We also market combination anti-infective/anti-inflammatory products for ear infections.  CIPRODEX® otic suspension for the treatment of otitis media in the presence of tympanostomy tubes ("AOMT") and of otitis externa, commonly known as swimmer's ear, is marketed in the United States and a small number of countries outside the United States.  In addition, Cipro® HC Otic, for the treatment of otitis externa, is currently marketed in over 30 countries.  Sales of our otic products are seasonal, with a higher percentage of prescriptions written during the summer months.

The initial distribution and U.S. launch of Patanase® nasal spray in May 2008 began subsequent to its FDA approval in April 2008.

Generic Pharmaceuticals

We established Falcon Pharmaceuticals in 1994 to manufacture and market generic ophthalmic and otic pharmaceutical products in the United States.  Falcon's sales in 2008 were $91.2 million, or 3.6% of our total global pharmaceutical sales.  Falcon currently manufactures and markets approximately 30 generic pharmaceutical products.

Falcon's largest product is Timolol GFS, a patented gel-forming solution used to treat glaucoma, which accounts for 37.4% of Falcon's sales.  Timolol GFS is currently the sole generic pharmaceutical approved by the FDA as an AB therapeutically equivalent substitute for Merck's Timoptic-XE®.  Merck's patent covering Timoptic-XE® expired in September 2006, allowing other generic competitors to receive approval of a therapeutically equivalent version of Timoptic-XE®.  We are not aware of any other generic competitors that have filed or received approval of a substitutable version of Timoptic-XE®.

Falcon's other principal generic products include Prednisolone Acetate (used for the treatment of inflammation of the eye), Timolol Solution (for the treatment of glaucoma), Trifluridine (used to treat viral infections of the eye), Brimonidine 0.2% (for the treatment of glaucoma), Ciprofloxacin (used to treat infections of the eye) and Neomycin and Polymyxin B Sulfates and Hydrocortisone otic and ophthalmic suspension (sterile antibacterial and anti-inflammatory combination products for the treatment of bacterial infections in the ear and the eye, respectively).

Our Surgical Products

We are the global leader in ophthalmic surgical products and manufacture and market the most comprehensive product offering available today.

The following table lists our principal surgical products:

Cataract	Refractive	Vitreoretinal	General Surgical
Infiniti® vision system
Infiniti®, AquaLase® and
      OZil® surgical instruments
Infiniti® consumables
Laureate® compact
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
ALLEGRO™ OCULYZER®
    pentacam system
WaveLight's
    biometry system
RONDO® microkeratome
AcrySof ® Phakic
    intraocular lens

CONSTELLATION® surgical system
    Accurus® surgical system
    Accurus® cassettes and probes, including 23 gauge and  25 gauge vitreoretinal instrumentation
Grieshaber® microsurgical instruments
    Perfluoron® liquid
   Silikon® 1000 ophthalmic surgical oil

BSS Plus® surgical irrigating solution Custom Pak® surgical procedure packs A-OK® surgical knives

Cataract Surgery

We support our global market leadership in cataract surgical products by providing a comprehensive offering of surgical equipment, single-use and disposable products.  Sales of our products for cataract surgery in 2008 were approximately $2,391.6 million, or 83.0% of our total surgical sales.  We currently market products for cataract surgery in substantially all of our markets.

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

Our portfolio of surgical products allows us to compete effectively in developing as well as developed markets.  In late 2007, we launched the Laureate® compact phacoemulsification system as a replacement for the LEGACY® surgical system in selected markets.  The Laureate® provides excellent fluidics and traditional longitudinal ultrasound capabilities and is designed to support surgical procedures and practices in developing markets.

Our comprehensive line of single-use products for cataract procedures includes the cassettes used in the Infiniti®, Laureate® and LEGACY® surgical systems, a full line of viscoelastics to protect delicate tissues of the eye during the procedure, surgical knives and surgical irrigating solutions.  The Company holds market-leading positions in each of these product lines.

Our AcrySof® intraocular lenses are the most frequently implanted intraocular lenses in the world.  AcrySof® intraocular lenses are made of the first material specifically engineered for use in an intraocular lens.  Over 35 million AcrySof® intraocular lenses have been implanted since introduction.

Our AcrySof® IQ intraocular lens is the first intraocular lens to combine an aspheric design with ultraviolet and blue-light-filtering.  This unique combination of technology allows the AcrySof® IQ to provide improved contrast sensitivity and image quality.

In 2005, we introduced a new class of lens to correct presbyopia called the AcrySof® ReSTOR® intraocular lens.  This lens has a unique optical system that incorporates an apodized diffractive, refractive design that provides distance, near and intermediate vision for the patient following lens removal surgery, thereby significantly reducing the patient's need for or dependence on eyeglasses.  In 2007, we launched the next advancement in this technology with the AcrySof® ReSTOR® Aspheric intraocular lens.  This lens incorporates aspheric correction designed specifically for the AcrySof® ReSTOR® apodized diffractive, refractive design.

In late 2005 and early 2006, we received regulatory approvals for the AcrySof® Toric intraocular lens in several major markets, including the United States.  The AcrySof® Toric intraocular lens is a lens that corrects for various levels of pre-existing astigmatism in cataract patients and was launched globally in 2006.

Generally, we price our advanced technology intraocular lenses that provide additional vision benefit to patients significantly above our standard monofocal intraocular lenses.  This pricing approach impacts the market acceptance of our advanced technology intraocular lenses in the majority of countries, as patients must pay incremental charges above the cost of traditional cataract surgery to obtain an advanced technology intraocular lens and, in some markets, must pay out-of-pocket for the entire surgical procedure and the intraocular lens.

In May 2005, CMS issued a ruling that allows cataract patients in the United States to choose an intraocular lens that provides additional refractive benefits through the treatment of presbyopia.  Under this policy, Medicare will reimburse normal amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges.  In January 2007, CMS issued a similar ruling allowing Medicare beneficiaries to choose an intraocular lens with the added benefit of treating astigmatism, such as the AcrySof® Toric lens.  These CMS rulings, which allow for bifurcated payment, have increased the market acceptance of our advanced technology intraocular lenses in the United States.

Vitreoretinal Surgery

Our vitreoretinal surgical product offering is one of the most comprehensive in the industry for surgical procedures for the back of the eye.  In 2008, sales of our products for vitreoretinal surgery were $318.7 million, or 11.1% of our total surgical sales.  We are the global market leader in vitreoretinal products, and we currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

The Accurus® surgical system integrates all automated, non-laser surgical functions used in vitreoretinal surgery.  Some Accurus® models also can be used for cataract removal.  In late 2008, we introduced the CONSTELLATION® surgical system in the United States and other global markets.  We believe the CONSTELLATION® is the most advanced surgical system because it continues to deliver a higher level of control to the physician and more efficiency through higher cutting rates.  The CONSTELLATION® is also available with embedded laser technology.  In addition to the CONSTELLATION® and Accurus®, we also sell a full line of vitreoretinal products, including surgical therapeutics, lasers, ultrasound diagnostics and hand-held microsurgical instruments.  In 2004, we launched a series of instruments for use in new small gauge (25 gauge) posterior segment surgical procedures.  We have continued our development in this area by expanding our micro-incision technology product offering in the fourth quarter of 2006 by launching a new 23 gauge system of consumable products for posterior segment procedures.  These new offerings enhanced our Accurus® and CONSTELLATION® consumable products portfolio.

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

Refractive Surgery

In 2008, sales of our laser refractive products and related technology fees were $116.3 million, or 4.0% of our total surgical sales.  In February 2008, Alcon Laboratories, Inc. fully integrated the U.S. portion of WaveLight's business into our U.S. refractive operations, which account for 36.6% of our global refractive sales.

WaveLight's ALLEGRETTO WAVE® Eye-Q 400 Hz laser has been widely accepted by surgeons around the globe because it is fast, reliable and precise and offers optimized treatment protocols.  The ALLEGRETTO WAVE® Eye-Q 400 Hz laser was the fastest growing laser in the United States with approximately 100 new systems installed in 2008.  Since the acquisition of a majority interest in WaveLight in late 2007, Alcon and WaveLight have continued to explore opportunities to combine WaveLight's technological expertise with the Company's global marketing, distribution and service platform and to provide additional clinical solutions and laser technology for Alcon's and WaveLight's refractive customers.  Alcon will continue to support the existing LADARVision® 4000 laser platform while working with our customers to transition them to the WaveLight technology.

Our Consumer Eye Care Products

We market contact lens care products, artificial tears and ocular vitamins.  We currently market our contact lens care and artificial tears products in most of the countries where we sell products.

The following table lists our principal products in these areas:

Contact Lens Care	Artificial Tears	Ocular Vitamins
OPTI-FREE® RepleniSH® multi-purpose	Systane® lubricant eye drops	ICAPS® dietary supplements
disinfecting solution	(multiple formulations)	(multiple formulations)
OPTI-FREE® EXPRESS® No Rub® multi-	Systane® Ultra lubricant eye drops
purpose disinfecting solution	(multiple formulations)
OPTI-FREE® RepleniSH® rewetting drops	Tears Naturale® lubricant eye drops
(multiple formulations)
Contact Lens Care Products

The vast majority of our contact lens care products is comprised of disinfecting solutions to remove harmful micro-organisms on contact lenses, with a smaller amount of sales coming from cleaners to remove undesirable film and deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses.  Sales of our contact lens disinfectants in 2008 were $469.0 million, or 55.1% of our total consumer eye care sales.

In late 2005, we received approval in the United States to market OPTI-FREE® RepleniSH®, our fastest growing multi-purpose disinfecting solution, which is approved for silicone hydrogel and all other soft contact lenses.  This product utilizes a novel wetting and reconditioning technology to provide lasting comfort and is now our flagship brand in many key markets.  OPTI-FREE® EXPRESS® No Rub® multi-purpose disinfecting solution was the first multi-purpose disinfecting solution to obtain FDA approval to make a "no rub" claim.   OPTI-FREE® EXPRESS® No Rub® utilizes a multi-purpose disinfecting solution with high-capacity disinfection and superior protein cleaning benefits, without requiring rubbing of the contact lenses.  We currently market this product in most major markets throughout the world.

Other Vision Care Products

We manufacture and market artificial tears to treat dry eye syndrome and vitamins formulated to promote good ocular health.  We offer a complete line of products for the dry eye sufferer.  Systane® lubricating eye drops has been launched in more than 85 countries.  Systane® has an "in-the-eye" gelling formula that provides long-lasting relief of dry-eye symptoms.  We added a preservative-free unit-dose Systane® to the product line in 2004.  In August 2008, we launched Systane® Ultra lubricating eye drops, a line extension of our Systane® franchise, in the United States.  In the bottle, Systane® Ultra has a unique gel-like network designed to lubricate and protect the ocular surface.  Upon administration to the eye, the artificial tear spreads smoothly over the surface of the eye and provides lasting comfort of a more viscous drop but causes minimal blurring of vision.  Systane® was our #1 artificial tears product in the U.S. marketplace based on sales dollars in 2008.  However, outside the United States, our largest selling artificial tears brand remains the Tears Naturale® line of products.

We market a variety of formulations of ICAPS® dietary supplements, including an AREDS formula, one with extra Lutein and Zeaxanthin formula and an AREDS-based multi-vitamin that promotes eye health.  In June 2008, we launched an ICAPS® 2 x day, Soft Gel with the same ingredients of our original AREDS formula, which is a 4 x day tablet.  In its Age Related Eye Disease Study ("AREDS"), the National Eye Institute found that high levels of anti-oxidants and zinc reduce the risk of age-related macular degeneration in patients at risk for developing it.

Sales and Marketing

We are present in every significant market in the world where ophthalmology and optometry are practiced and currently our products are sold in over 180 countries.  We conduct our sales and marketing activities through more than 55 local operating entities and more than 20 representative/branch offices around the world.  We have a global sales force of approximately 3,750 sales representatives consisting of approximately 1,050 sales representatives in the United States, our largest market, and approximately 2,700 sales representatives outside the United States.  All of our surgical technical service in the United States and a high percentage of that service outside the United States are provided by service technicians employed directly by Alcon.  In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products.  Outside the United States, our ten largest markets by sales are Japan, France, Spain, Germany, Brazil, Canada, Italy, the United Kingdom, Australia and Russia.

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

In each of our markets, we rely on our strong relationships with eye care professionals to maintain and expand our market share.  We have established several long-standing programs, as well as sponsor programs that provide training and education to eye care professionals.  We currently have permanent surgical training facilities in several countries around the world on six continents.  These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists.

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

While we market all of our products by calling on medical professionals, our direct customers and distribution methods differ across business lines.  Although physicians write prescriptions, distributors, wholesalers, hospitals, government agencies and large retailers are the main direct customers for our pharmaceutical products.  We primarily sell our surgical products directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the United States.  In the United States, over 90% of our contact lens care products are sold to large grocery, drug and general (mass) merchandise retailers.  Outside the United States, we sell most of our consumer eye care products directly to retailers and optical chains, while a smaller amount is sold to distributors for resale directly to smaller retailers and eye care professionals.  Sales of $660.6 million to one U.S. customer accounted for more than 10% of our global sales in 2008.

As a result of changes in healthcare economics, managed care organizations have become the largest group of payors for healthcare services in the United States.  In an effort to control prescription drug costs, over 95% of managed care organizations use a formulary that lists specific drugs that can be prescribed and/or the amount of reimbursement for each drug.  We have a dedicated managed care sales team that actively seeks to optimize formulary positions for our products.

Research and Development

We have the largest research and development commitment to ophthalmology of any eye care company worldwide.  Our research and development organization consists of approximately 1,700 employees, including a significant number of individuals who are either M.D.s, doctors of optometry or Ph.D.s.  Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their commercial experience.  We organize our research teams around our pharmaceutical, surgical and consumer eye care products.  Candidates for pharmaceutical and contact lens care product development originate from our internal research, from our extensive relationships with academic institutions and from our licensing of molecules and other technologies from other companies.  Our surgical design concepts are internally developed by staff engineers and scientists who, in addition to their own research, gather ideas from ophthalmic surgeons and clinicians in the involved fields.  Our research and development organization has been designed to drive global registration of products through a central research facility in Fort Worth, Texas, combined with regionally based clinical and regulatory personnel in approximately 40 countries outside the United States.

We have invested more than $2.5 billion over the last five years and plan to invest at least $3.0 billion in the next five years to carry out our strategy of developing products primarily from our own research and development activities.

We enter into license agreements in the ordinary course of our business for active pharmaceutical ingredients and development technologies.  We have a number of agreements with pharmaceutical and biotech companies that allow us to screen compounds for potential uses in the eye.  Based on compounds of interest from our screening activities, we have in place a small number of contracts with companies for development of new molecular entities for ophthalmic products.

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

Product Development

We are developing new products to treat diseases and conditions in all key ophthalmic categories: pharmaceutical, surgical and consumer eye care products.  We also have targeted development activities in the otic and nasal areas specifically focused on leveraging compounds we use for ocular treatments into these areas.

The following table includes additional detail about a number of these products in development, including their expected regulatory submission dates in the European Union (EU), Japan (Jpn) and the United States (U.S.).  We also expect to file for approval of these products in most of the countries where we currently market our products.  We maintain a significant regulatory presence in major countries to support the filing process outside the United States.

		Expected	Status at
Name	Condition	Submission Date	December 31, 2008 (1)

Pharmaceutical
Ophthalmology
DuoTrav™	Glaucoma	Jpn Filed	Filed
Anecortave acetate	Glaucoma	U.S. 2011 or later EU 2011 or later Jpn 2011 or later	Phase II/III
Aganocide	Anti-infective	U.S. 2011 or later EU 2011 or later Jpn 2011 or later	Phase I/II
Vigamox®	Anti-infective	EU Filed	Filed
Moxifloxacin, new formulation	Anti-infective	U.S. Filed (2)	Filed
NEVANAC®	Anti-inflammatory	Jpn Filed	Filed
AL-43,546	Dry eye	U.S. 2011 or later EU 2011 or later Jpn 2011 or later	Phase I/II
Hyaluronic acid (3)	Dry eye	U.S. 2009	Pre-submission
Triesence® injectable suspension	Retinal surgery	EU 2009 Jpn 2009	Pre-submission Pre-submission
Otic/Nasal
Moxifloxacin/dexamethasone	Anti-infective &	U.S. 2011 or later (2)	Phase III
anti-inflammatory
Patanase® pediatric	Allergy	U.S. 2009	Phase III

Surgical
AcrySof ® Toric diopter range expansion	Cataract	U.S. 2011 or later EU 2009	Advanced development Advanced development
AcrySof ® ReSTOR® diopter range expansion	Cataract	U.S 2009 EU 2009	Advanced development Advanced development
AcrySof ® ReSTOR® Aspheric,+3.0 add lens	Cataract	Jpn 2009	Advanced development
AcrySof ® ReSTOR® Toric lens	Cataract	U.S. 2011 or later EU 2011 or later Jpn 2011 or later	Advanced development
AcrySof ® angle-supported phakic lens	Refractive	U.S. 2009 Jpn 2011 or later	Advanced development
DisCoVisc® viscoelastic	Cataract	Jpn Filed	Filed

Consumer Eye Care
Systane® Ultra unit dose	Dry eye	U.S. 2009	Advanced development
Systane® ORB	Dry eye	U.S. 2009	Advanced development
OPTI-FREE® multi-purpose solution	Lens solution	Jpn Filed	Filed
OPTI-FREE® silicone hydrogel	Lens solution	U.S. 2010 EU 2010	Early development Early development
ICAPS® next generation	Ocular vitamin	U.S. 2009 EU 2009	Advanced development Advanced development
ICAPS® AREDS2	Ocular vitamin	U.S. 2011 or later EU 2011 or later	Early development Early development

(1)	For a description of the FDA approval process, see "– Government Regulation" below.
(2)
The FDA issued a notice in the fall of 2007 advising companies that they were increasing the requirements for anti-infective clinical studies and that clinical programs previously agreed upon may not be sufficient to support approval.  As a result, additional Phase III clinical studies may be required for approval.

(3)	This project is being managed and conducted by River Plate Biotechnology, Inc., which filed its NDA in January 2009.

Pharmaceutical Product Development

We are developing new products to treat ophthalmic diseases in three major therapeutic areas:  glaucoma, retina, and cornea (infection, dry eye and allergy).  We also have ongoing development activities in the otic and nasal therapeutic areas specifically focused on leveraging compounds we use for ocular treatments into these areas.

Glaucoma.  We have continued development of a glaucoma project in 2008 involving the administration of anecortave acetate via a unique injection method beneath the conjunctiva near the front of the eye.  Based upon the results of an initial proof-of-concept clinical study, anecortave acetate may have the potential for providing long term intraocular pressure reductions of three months or more following a single administration in a significant proportion of patients.  We also continue to investigate novel compounds with new mechanisms of action that may provide new or increased clinical benefits for lowering intraocular pressure or treating glaucoma. AL-39,256 is one such compound that is presently being evaluated in clinical activities to establish a proof-of-concept before potentially entering full development.

Our research into glaucoma also seeks to improve patient care and address unmet medical needs in the management of glaucoma.  Two such areas include providing prolonged intraocular pressure lowering benefit from a single administration and improving the ocular surface health relative to the chronic use of topical ocular medications.  Our anecortave acetate project is an example of our efforts to deliver long term lowering of intraocular pressure following a single administration of the drug.  Reformulations of our Travatan® and DuoTrav™ formulations to remove or replace benzalkonium chloride, a commonly used ocular preservative, are examples of projects intended to provide additional clinical benefit for glaucoma patients by maintaining or improving their ocular surface health.

Retina.  In 2008, we discontinued our work on an indication for RETAANE® suspension that reduces the risk or progression from "dry" to "wet" age-related macular degeneration ("AMD").  We remain fully committed to the treatment of retinal diseases, including developing treatments for “wet” AMD, “dry” AMD and geographic atrophy, diabetic retinopathy and diabetic macular edema.    During 2008 we initiated a natural history study in patients with geographic atrophy in order to better assist us in the design of developmental clinical studies.  We plan to use this information in 2009 to initiate clinical studies to investigate treatments for this disease.  We also plan to begin the clinical evaluation of a novel agent for treating “wet” AMD and diabetic macular edema.

Dry Eye.  In 2008, we continued our collaboration with River Plate Biotechnology, Inc. to develop a hyaluronic acid dry eye product.  This collaboration is progressing and River Plate has informed us that they submitted an NDA in the United States for this compound in January 2009.  We also concluded a licensing agreement with GlaxoSmithKline plc to gain access to Cilomilast as a potential treatment for dry eye and we expect to initiate our clinical evaluation program in 2009.  Our internal development of AL-43,546 for dry eye progressed during 2008 and we expect to enter full development in 2009.

Infection & Inflammation.  In 2008, we completed our development program for TobraDex® ST ophthalmic suspension, a new formulation of tobramycin and dexamethasone that was developed to be a replacement product for TobraDex®.  The FDA approved our TobraDex® ST NDA in February 2009; however, we have not determined whether we will launch this product because two generic formulations of its predecessor, TobraDex®, were launched in January 2009.  We also filed an NDA in 2008 for a new formulation of moxifloxacin which will provide a more convenient twice-per-day dosing administration for the treatment of bacterial conjunctivitis.  In 2009, we will be entering the clinic with a new class of compound, called aganocides, which we believe will have utility in treating bacterial conjunctivitis as well as viral conjunctivitis due to adenovirus.  In 2008, we filed our Japan NDA for NEVANAC®, a non-steroidal anti-inflammatory product that is used to control inflammation associated with cataract surgery.

In the last half of 2007, the FDA issued a notice of a change in their requirements for clinical studies supporting approval of anti-infective products.  In this notice, they also advised companies to reconfirm their development plans because agreements reached either through End-of-Phase II meetings or via special protocol assessments may no longer be valid.  Based upon this change in regulatory requirements, we have discontinued development of a moxifloxacin and dexamethasone ophthalmic combination product for treating eye infections and controlling inflammation for the U.S. market.  Continued development of a similar otic anti-infective/anti-inflammatory combination to treat middle ear infections in children with tympanostomy tubes will be assessed following the completion of presently on-going studies.

Nasal.  We received FDA approval of Patanase® nasal spray in 2008.  Studies to expand the indication to include use in patients below twelve years of age are currently in progress.  During 2009, we expect to file a supplement to our Patanase® NDA, requesting approval of use in the pediatric population.

Surgical Product Development

We currently have products in development in the three primary areas of our surgical markets: cataract, vitreoretinal and refractive surgery.

Cataract Surgery.  We continue to strengthen our AcrySof® intraocular lens and Infiniti® instrumentation franchises.  In 2008, the FDA approved the AcrySof® ReSTOR® Aspheric, +3.0 add intraocular lens, which was designed to increase the quality of vision for people with presbyopia following cataract surgery.  By changing the near vision add power of the lens, clinical experience has demonstrated an improvement in patient preference for reading distance along with better intermediate vision compared to the AcrySof® ReSTOR® Aspheric, +4.0 add version of the lens.  In addition, our AcrySof® Aspheric Toric lens was filed with the FDA in 2008 and was approved in February 2009.  This new lens corrects not only for astigmatism, but also for spherical aberration to provide improved contrast sensitivity and a higher quality of vision. We have a project ongoing that seeks to add a toric feature to our AcrySof® ReSTOR® platform in future years to correct pre-existing astigmatism and presbyopia following lens replacement.

In addition to providing new lenses to the market for improving the quality of vision, we remain committed to working with cataract surgeons to help improve the effectiveness and efficiency of their surgical procedures.  In 2008, the Company introduced the 12 degree OZil® phaco tip, an enhanced performance tip for the market-leading Infiniti® vision system.  We also introduced the Laureate® compact phacoemulsification system, which advances the performance of cataract equipment while meeting the specific cost and access needs of emerging markets.  In 2009, we expect to introduce additional advancements in technology to further facilitate lens removal and we will continue to investigate ways to reduce the potential for the occurrence of posterior capsule opacification.

Vitreoretinal Surgery.  The Company launched the CONSTELLATION® vitreoretinal system at the end of 2008 as the next-generation product to replace the Accurus® system.  The new CONSTELLATION® is designed to integrate all requirements for posterior segment surgery in a single unit with enhanced performance features for the efficient and effective use of related accessories.  In parallel, we continue to enhance the Accurus® with the addition of new micro-incision vitrectomy consumables, handheld accessories and illumination products designed to respond to the increased needs of ophthalmic surgeons for instrument performance.  The PUREPOINT® vitreoretinal laser was launched in early 2008 as a replacement for our EYELITE® laser.  Our efforts in this area will continue to focus on improving the surgical experience for both the patient and surgeon by the application of new technologies to facilitate the procedure and minimize trauma to the patient.

In 2008, the Company gained U.S. approval to market a new ophthalmic irrigating solution based on a proprietary polymer system that we believe will improve surgical performance and ocular protection.   We applied for a CE Mark for the European Union market in the second half of 2008.  In 2009, we will initiate the regulatory processes to introduce some of our ocular surgical irrigating solutions in more environmentally friendly package configurations that will significantly reduce waste disposal issues and costs for our customers.

Refractive Surgery.  The Company received CE Mark approval in the EU for the AcrySof® angle-supported phakic intraocular lens in the second half of 2008 and plans to file in the United States before the end of 2009.  This new lens is made from the biocompatible AcrySof® lens material and provides myopic patients with refractive error of -6 to -16 a treatment alternative to laser refractive surgery that may provide greater predictability.

Alcon acquired majority control of WaveLight AG in November 2007.  Since then, the two companies have worked to build on WaveLight's technology platform to expand its surgical capabilities.  We plan to expand the indications for use of WaveLight's ALLEGRETTO WAVE® Eye-Q 400 Hz laser in the United States by commencing clinical studies to demonstrate the safety and efficacy of topography-guided laser eye surgery.  This indication will allow physicians to conduct primary treatments utilizing the topography-guided algorithm or to re-treat patients who may be dissatisfied with their initial LASIK surgery.

WaveLight also is developing a femtosecond laser for the creation of corneal flaps.  This product development activity is scheduled to be completed by the end of 2009, with applications for a CE Mark for the European Community and 510K approval within the United States.  In addition, WaveLight is currently developing their next generation excimer laser platform.  This next generation platform will have improved ergonomics and enhanced performance capabilities.

WaveLight also continued to expand its diagnostic offering with the introduction of a biometry system outside the United States in 2008.  This diagnostic instrument is designed to help with pre-operative biometry for cataract patients and the selection of intraocular lens power.

Consumer Eye Care Product Development

We currently are developing a variety of products in the areas of contact lens care, OTC dry eye and vitamins that promote ocular health.  Our focus in the contact lens care area is to build on the disinfecting capabilities of our existing solutions with new molecules that optimize disinfecting efficacy while maintaining comfort and convenience for patients.  Our product development is focused on solutions that work well with new contact lens materials, especially the rapidly growing silicone hydrogel lens segment.

We also are developing new active ingredients and compounds for over-the-counter products that treat dry eye.  In addition to Systane® Ultra, which we launched in 2008, we plan to introduce two new formulations under the Systane® brand in 2009 that will address unique needs of the various patient segments of the dry eye target population.

In the ocular health area, we introduced a new easy to swallow softgel formulation in the ICAPS® dietary supplement family based upon the AREDS formulation.  We also are supporting the National Eye Institute's Age-Related Eye Disease Study 2 (AREDS2) study to determine if oral supplementation with omega-3 fatty acids and/or lutein and zeaxanthin reduces the progression to advanced AMD.  We will use the results of this study to develop new formulations of our ICAPS® vitamins that may be more effective in reducing the risk of progression to advanced AMD.

Manufacturing and Supplies

Manufacturing

We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either surgical equipment and surgical medical devices or pharmaceutical and contact lens care products. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices and pharmaceuticals, as well as the different technical skills required of employees in these two manufacturing environments.  All of our manufacturing plants in the United States and Europe are ISO 9001:2000, ISO 13485:2003 and ISO 14001:2004 certified, except that the WaveLight plant in Germany is not ISO 14001:2004 certified.

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

As of December 31, 2008, we employed approximately 2,000 people to manufacture our pharmaceutical and contact lens care products at seven facilities in the United States, Belgium, France, Spain, Brazil and Mexico.  As of

December 31, 2008, we employed approximately 2,900 people to manufacture surgical equipment and other surgical medical devices at eight facilities in the United States, Belgium, Switzerland, Ireland and Germany.  Currently, we manufacture substantially all of our pharmaceutical, contact lens care and surgical products internally and rely on third-party manufacturers for only a small number of products.

Due to the complexity of certain manufacturing technologies and the costs of constructing and maintaining duplicate facilities, a number of our key products are manufactured at only one of our facilities.  Some of these key products include:

Products	Facility
U.S. liquid pharmaceutical products	Fort Worth, Texas
Intraocular lenses (l)	Huntington, West Virginia
ProVisc®, VISCOAT®, DuoVisc® and DisCoVisc® viscoelastics	Puurs, Belgium
OPTI-FREE® EXPRESS® No Rub®, OPTI-FREE® RepleniSH®	Fort Worth, Texas
Accurus®, LEGACY®, Infiniti®	Irvine, California
WaveLight ALLEGRETTO WAVE® Eye-Q	Pressath, Germany
Cipro® HC	Barcelona, Spain

(1)
The Cork, Ireland, facility continues to manufacture certain AcrySof® intraocular lenses for the European markets and certain Latin American markets; the remainder of the world markets continues to be sourced mainly from the Huntington, West Virginia facility.

Supplies

The active ingredients used in our pharmaceutical and consumer eye care products are sourced from facilities approved by the FDA or by other applicable health regulatory authorities.  Because of the proprietary nature and complexity of the production of these active ingredients, a number of them are only available from a single FDA-approved source.  The majority of active chemicals, biological raw materials and selected inactive chemicals are acquired pursuant to long term supply contracts.  The sourcing of components used in our surgical products differs widely due to the breadth and variety of products. A number of the components used in our medical device products are also single sourced.  When supplies are single-sourced, we try to maintain a sufficient inventory consistent with prudent practice and production lead-times and to take other steps necessary to ensure our continued supply.  The prices of our supplies are generally not volatile.

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

Surgical

Superior technology and product performance give rise to category leadership in the ophthalmic surgical market.  Service and long term relationships are also key factors in this competitive environment.  Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service.  While we compete throughout the field of ophthalmic surgery, our principal competitors vary somewhat in each area.  We compete with Bausch & Lomb Incorporated and Advanced Medical Optics, Inc. across most of the ophthalmic surgical market, and with national or regional companies, such as Hoya Corporation (Japan and Korea), in some international markets.

Consumer Eye Care Products

The consumer eye care business is characterized by competition for market share in a maturing market through the introduction of products that provide superior technology or effectiveness.  Recommendations from eye care professionals and customer brand loyalty, as well as our product quality and price are key factors in maintaining market share in these products. Our principal competitors in contact lens care products are Bausch & Lomb Incorporated, Advanced Medical Optics, Inc., CIBA Vision Corporation (a Novartis company) and, in Japan, Rohto Pharmaceutical Co., Ltd.  We compete with Allergan, Inc., Advanced Medical Optics, Inc., Bausch & Lomb Incorporated, Johnson & Johnson and Novartis in artificial tears products and Bausch & Lomb in ocular vitamins.  All consumer eye care markets include significant competition from private label store brands, which generally are less costly to the consumer.

Intellectual Property

We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property.  We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2008, we owned approximately 1,450 U.S. patents and pending U.S. patent applications and more than 7,550 corresponding patents and patent applications outside the United States.

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

Worldwide, all of our major products are sold under trademarks that we consider in the aggregate to be important to our businesses as a whole.  We consider trademark protection to be particularly important in the protection of our investment in the sales and marketing of our pharmaceutical and contact lens care and general eye care products.  The scope and duration of trademark protection varies widely throughout the world. In some countries, trademark protection continues only as long as the mark is used.  Other countries require registration of trademarks and the payment of registration fees.  Trademark registrations are generally for fixed, but renewable, terms.

We rely on copyright protection in various jurisdictions to protect the exclusivity of the code for the software used in our surgical equipment.  The scope of copyright protection for computer software varies throughout the world, although it is generally for a fixed term which begins on the date of copyright registration.

Philanthropic Efforts

We have a long-standing commitment to bringing ophthalmic products to those who would not otherwise have access to them.  Our Medical Missions Program supported more than 1,200 humanitarian efforts in 2008 involving over 4,400 volunteer eye care professionals in 94 countries.  Using products that we provided without charge, these eye care professionals performed over 32,000 cataract procedures in 2008.  We also conduct a patient assistance program in the United States, which provided ALCON® glaucoma and other ophthalmic pharmaceutical products in response to more than 30,000 requests in 2008.

Government Regulation

Overview

We are subject to comprehensive government controls governing the research, design, clinical and non-clinical development, manufacturing, labeling, advertising, promotion, safety and other reporting, storage, distribution, import, export, sale and marketing of our products in essentially all countries of the world.  National health regulatory agencies generally require pre-approval of pharmaceuticals and medical devices prior to their entry into that country's marketplace.  In addition, European Union Notified Bodies audit and govern applicable Quality Management System requirements, including ISO 13485:2003 and Medical Device Directive 93/42/EEC.  The certifications obtained are accepted by Australia as well.  Japan also has made recent changes by introducing requirements for quality management system regulations for medical device manufacturers.  State and local laws also apply to our activities.  This section summarizes the applicable regulations in the United States, European Union and Japan.  Please also refer to "Risk Factors – Risks Related to Our Business and Industry – We are subject to extensive government regulation ....."

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

As a general matter, the amount of testing and effort that is required to prepare and submit an ANDA is substantially less than that required for an NDA.  Conducting the necessary formulation development work, performing the bioequivalence testing and preparing the ANDA typically takes one to three years, although the time can be shorter or longer.  FDA review and approval can take from less than one year to two years or longer.

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

A PMA must contain proposed directions for use of the device, information about the manufacturing processes and facilities, technical information and reports of nonclinical laboratory studies of the device, clinical data demonstrating that the device is safe and effective for its intended use, certain information regarding pediatric subpopulations and other information required by the FDA.  The FDA may refer a PMA for review by an advisory panel of outside experts for a recommendation regarding approval of the application.  Clinical trials for a medical device must be conducted in accordance with FDA requirements, including informed consent from study participants, and review and approval by an IRB, and, additionally, FDA authorization of an Investigational Device Exemption application must be obtained for significant risk devices.  The FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated.  The FDA may conduct a pre-approval inspection of our manufacturing facility, and also may inspect clinical investigators and clinical sites involved in our clinical trials program.

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

•
Centralized procedure.  This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other products that constitute "a significant therapeutic, scientific or technical innovation."  From November 20, 2005, the centralized procedure also has been mandatory for new chemical entities for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorder or diabetes.  From May 20, 2008, the centralized procedure also has been mandatory for new chemical entities for auto-immune diseases, other immune dysfunctions and viral diseases.  Under this procedure, an application is submitted to the European Medicines Agency.  Two European Union member states are appointed to conduct an initial evaluation of each application.  These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee for Medicinal Products for Human Use.  If this opinion is favorable, it is sent to the European Commission, which drafts a decision.  After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

The European Union expanded its membership by ten in May 2004 and two more countries joined on January 1, 2007.  Several other European countries outside the European Union, particularly the non-European Union members of the European Economic Area, i.e., Norway, Iceland and Liechtenstein, and those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

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

Manufacturers must demonstrate that their devices conform to the relevant essential requirements through a conformity assessment procedure.  The nature of the assessment depends upon the classification of the device.  The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness and the extent to which the device affects the anatomy.  Medical devices in all but the lowest risk classification are also subject to a notified body conformity assessment.  Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities.  Manufacturers usually have some flexibility to select conformity assessment procedures for a particular class of device and to reflect their circumstances, e.g., the likelihood that the manufacturer will make frequent modifications to its products.  Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed.  Notified bodies also may review the manufacturer's quality systems.  If satisfied that the product conforms with the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity and application of the CE mark.

Manufacturers must comply with requirements for reporting incidents and field safety corrective actions associated with medical devices.  In addition, a process for reporting certain events has been established between the Company and its primary Notified Body (TUV PS, Germany, ID # 0123).

Japan

In Japan, our largest market outside the United States, the regulatory process is also quite complex.  Pre-marketing approval and clinical studies are required, as is governmental reimbursement approval for medical devices and pharmaceuticals.  These requirements are comparable to those in the United States or in Europe.  The introduction of major amendments to the pharmaceutical regulations in 2005 is notable in this respect.  First, they expanded the Japanese regulatory focus to the manufacturing processes of medical devices and pharmaceuticals, both in Japan and overseas.  As a result, demonstration of good manufacturing practice or quality management systems, and disclosure of the manufacturing process are part of the requirements for marketing approval.  Foreign manufacturers are required to be accredited by the authorities.

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

In 2005, Japan introduced the Drug Master File, which enables compound developers to protect their confidential data.  The Japanese Drug Master File allows manufacturers of active pharmaceutical ingredients to file in confidence manufacturing process and other sensitive information with the authorities to which Japanese licensees may refer in their new drug application.

In the latest development, the Japanese government extended the "exclusivity" period of active pharmaceutical ingredients, which is separate from patent protection, from six to eight years.  No abbreviated generic application will be accepted during this period.

Other Regulation

Ongoing Reporting and Recordkeeping

Following approval, a pharmaceutical or device company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including reporting cases of adverse events and device malfunctions, and maintaining appropriate design control and quality control records.  Some medical devices also may be subject to tracking requirements.  The FDA is in the process of implementing or considering a number of changes to its postmarket requirements for medical devices, including a unique device identification ("UDI") system and other changes to enhance postmarket surveillance for medical devices.  In addition, new requirements and industry guidelines have been adopted to require the posting of ongoing drug and device clinical trials on public registries, and the disclosure of designated clinical trial results.

Advertising and Promotion

Drug and medical device advertising and promotion are subject to federal and state regulations.  In the United States, the FDA regulates company and product promotion, including direct-to-consumer advertising.  Violative materials may lead to FDA enforcement action, including, for drugs, the imposition of civil monetary penalties utilizing new authority the FDA has been granted.  The FTC also has certain authority over medical device advertising.  In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising. Some European Union member states also restrict the advertising of medical devices.  The restrictions vary from state to state.  Some subject only those medical devices that are reimbursed under state healthcare systems to specific advertising and promotion restrictions.  Others restrict the advertising and promotion of devices for the treatment or diagnosis of certain listed conditions.  In Japan, advertising and marketing of medical devices are subject to a government recommendation and industry self-regulations.  Advertising of unapproved or uncertified medical devices, for which pre-marketing approval/certification is mandatory, is subject to criminal penalty.

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

Other

Our manufacturing, sales, promotion and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the FTC, the Department of Justice, CMS, other divisions of the Department of Health and Human Services, the Consumer Product Safety Commission and state and local governments.  Among other laws and requirements, our post-approval manufacturing and promotion activities must comply with the Federal Food, Drug, and Cosmetic Act and the implementing regulations of the FDA, and we must submit post-approval reports required by these laws.  We must file marketing authorization variations or supplemental applications with the FDA or other regulators and obtain their approval for labeling, manufacturing and other product changes, depending on the nature of the changes.  Our distribution of pharmaceutical samples to physicians must comply with applicable rules, including the Prescription Drug Marketing Act.  Certain of our products must comply with child-resistant packaging requirements under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations.  Our sales, marketing and scientific/educational programs must comply with the medicines advertising and anti-bribery rules and related laws, such as anti-kickback provisions of the Social Security Act, the Foreign Corrupt Practices Act, the False Claims Act, the Veterans Healthcare Act and similar state laws.  Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990.  On July 17, 2007, CMS published a final rule implementing provisions of the Deficit Reduction Act of 2005 regarding Medicaid drug rebates.  The rule addresses a broad range of issues relating to the determination of average manufacturer price, determination of best price, treatment of authorized generics, the definition of nominal prices and new manufacturer reporting requirements, among others.  If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.  Finally, certain jurisdictions have other trade regulations from time to time to which our business is subject, such as technology or environmental export controls and political trade embargoes.  Most European Union member states and Japan impose controls and restrictions that are similar in nature or effect.

Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private "qui tam" actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts.  In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.

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

Currently we have thirteen ISO 14001 certified operations.  These include our European pharmaceutical and surgical manufacturing facilities in Puurs, Belgium, Cork, Ireland, and Kaysersberg, France, and our manufacturing and research and development operations in Barcelona, Spain, and Schaffhausen, Switzerland.  U.S. certified operations include our manufacturing facilities in Sinking Spring, Pennsylvania, Irvine, California, Houston, Texas,

Huntington, West Virginia, and Fort Worth, Texas.  Our manufacturing facilities in Mexico City, Mexico, and Sao Paulo, Brazil, are also ISO 14001 certified, as well as our corporate environmental affairs department in Fort Worth, Texas.  Certification possibilities for our newest surgical manufacturing facility in Erlangen, Germany will be assessed in 2009.  The Company also has developed its own internal Alcon Environmental Management System based on the core elements of ISO 14001 and implemented this system at our domestic distribution centers in Reno, Nevada and Elkridge, Maryland.  Based upon our reviews and the outcome of local, state and federal inspections, we believe that our manufacturing facilities are in substantial compliance with all applicable environmental, health and safety requirements.  We are not aware of any pending litigation or significant financial obligations arising from any alleged failure to comply with environmental, health and safety laws and regulations that are likely to have a material adverse impact on our financial position.

We are subject to environmental laws, including the U.S. Environmental Protection Agency’s Clean Air Act program.  The Clean Air Act requires businesses to control or limit the emissions discharged into the atmosphere.  Alcon has consistently monitored this legislation to ensure its operations remain in compliance and, in light of concerns regarding global atmospheric changes, we also monitor proposed rule changes which can affect our operations.  A recently proposed rule by the Environmental Protection Agency was published on December 23, 2008.  This proposal, entitled “Protection for Stratospheric Ozone:  Adjustments to the Allowance System for Controlling HCFC Production, Import, and Export”, has the potential to affect a segment of our sterilization operations at our Huntington, West Virginia, facility.  This rule could affect our current sterilization process which uses a hydrochlorofluorocarbon ("HCFC") in our sterilant gas mixture.  However, we have an ongoing long term commitment, and construction underway, to expand our U.S. facility to support our transition to sterilization operations that do not use HCFCs.  We have been, and are currently, aggressively pursuing alternatives to provide interim relief to this proposed rule.  We believe that we have adequate options to respond to this proposed rule should it take affect as written and that the proposed rule will not have a material adverse effect on our results of operations, liquidity or consolidated financial position.  In an effort to ensure ongoing compliance with applicable environmental laws and regulations, we have a program to continually monitor waste, water, air emissions, ozone depletion components and energy consumption.

We are not aware of any pending litigation or significant financial obligations arising from current or past environmental practices that are likely to have a material adverse impact on our financial position.  There can be no assurance, however, that environmental aspects relating to properties owned or operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part.  In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection.

Price Controls

In many of the markets where we operate, the prices of pharmaceutical products are subject to direct price controls (by law) and to drug reimbursement programs with varying price control mechanisms.

In the United States, debate over the reform of the healthcare system has resulted in an increased focus on pricing.  Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public healthcare programs, and proposals have been made to increase the rebate levels.  Various states have adopted mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers.  In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products.  The Medicare Part D outpatient prescription drug benefit is provided primarily through private entities, which attempt to negotiate price concessions from pharmaceutical manufacturers.  The United States government is prohibited by law from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, but some members of Congress are pursuing legislation that would permit the United States government to use its purchasing power to negotiate discounts from pharmaceutical companies, which would likely have a negative impact on the pricing of prescription drugs.  In addition, the law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level.  These cost containment measures could include certain limitations on prescription drug prices.

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

In Japan, reimbursement prices of drug products and medical devices are determined by the National Health Ministry biannually, under the national health insurance.  The Ministry reviews the reimbursement prices of individual products biannually.  In 2008, the Japanese government reduced the overall reimbursement rates by 0.8% and reduced the drug reimbursement rates by 1.3% and the downward pressure is likely to remain because of persistent budget deficits.  Compensation for medical devices often takes the form of doctors' fees, which can be modified from time to time with additions of technologies using new medical devices.

C.	ORGANIZATIONAL STRUCTURE

Alcon, Inc. is the parent holding company of the worldwide group of Alcon companies.  Alcon, Inc. owns 100% of the common voting stock in Alcon Holdings Inc., the holding company for our U.S. operations.  The U.S. operations include a diverse group of subsidiaries that perform manufacturing, selling, marketing, distribution and research functions.  Our larger U.S. subsidiaries are:

•	Alcon Laboratories, Inc., which performs selling, marketing and distribution activities in the United States, with physical locations in Texas, California, Maryland, Hawaii and Nevada; and
•	Alcon Research, Ltd., which is responsible for Alcon's U.S. manufacturing and research and development operations with physical locations in Texas, California, West Virginia and Pennsylvania.

Alcon, Inc. also directly or indirectly owns numerous operating subsidiaries located outside the United States, with substantial presence in Europe, Japan, South America, Canada and Australia.  These international subsidiaries are primarily engaged in selling, marketing and distribution activities; however, several international subsidiaries conduct manufacturing operations and a few maintain small research facilities.  Our larger international subsidiaries, all of which are wholly owned by Alcon, Inc., are:

•	Alcon Pharmaceuticals Ltd. (Switzerland), which operates as our international trading company and European Shared Services Center;
•	NV Alcon Coordination Center (Belgium), our international financing company;
•	Trinity River International Investments (Bermuda) Ltd., which manages Alcon's international portfolio of investments; and
•	Trinity River Insurance Co. Ltd., which provides a wide range of insurance coverage for Alcon affiliates worldwide.

Exhibit 8.1 provides a shorter list of significant subsidiaries, as defined by the SEC.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

The following table sets forth, by location, approximate size and principal use of our main manufacturing and other facilities at December 31, 2008:

Location	Approximate Size	Principal Use(s)	Owned/ Leased
United States:	(sq. feet)
Fort Worth, Texas	1,668,000	Research and development, administrative buildings	Owned
Fort Worth, Texas	165,000	Warehouse	Leased
Fort Worth, Texas	346,000	Pharmaceutical, contact lens care and surgical solutions	Owned
Fort Worth, Texas	314,000	Pharmaceutical and small volume consumer products	Owned
Houston, Texas	364,000	Surgical (Custom Pak® and consumables)	Owned
Irvine, California	210,000	Surgical (electronic instruments and consumables),	Leased
		research and development
Huntington, West Virginia	151,000	Surgical (intraocular lenses)	Owned
Sinking Spring, Pennsylvania	165,000	Surgical (hand-held instruments and consumables)	Owned
Elkridge, Maryland	110,000	Distribution warehouse	Leased
Reno, Nevada	79,000	Distribution warehouse	Leased

Outside the United States:
Barcelona, Spain	448,000	Pharmaceutical, contact lens care, research and development	Owned
Puurs, Belgium	470,000	Pharmaceutical, contact lens care, surgical	Owned
		(viscoelastics and Custom Pak®) and administrative
Kaysersberg, France	138,000	Pharmaceutical and contact lens care	Owned
Sao Paulo, Brazil	90,000	Pharmaceutical and contact lens care	Owned
Sao Paulo, Brazil	78,000	Administrative and warehouse	Leased
Cork, Ireland	145,000	Surgical (intraocular lenses)	Owned
Schaffhausen, Switzerland	16,000	Surgical (microsurgical instruments)	Owned
Schaffhausen, Switzerland	21,000	Surgical (microsurgical instruments)	Leased
Mexico City, Mexico	44,000	Pharmaceutical and contact lens care	Owned
Mexico City, Mexico	84,000	Administrative building and warehouse	Owned
Erlangen, Germany	51,000	WaveLight administrative, research and development	Leased
Pressath, Germany	22,000	Surgical (WaveLight refractive equipment)	Leased

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

Overview of Our Business

General

Alcon, Inc. ("Alcon") and its subsidiaries (collectively, the "Company") develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.  Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world.  In 1977, we were acquired by Nestlé S.A.  Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses, and have grown our annual sales from $82 million to approximately $6.3 billion primarily as a result of internal development and selected acquisitions.  In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering.

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

Novartis Transaction

On April 6, 2008, Nestlé and Novartis AG, a Swiss corporation, executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

On April 6, 2008, Nestlé and Novartis also executed the Shareholders Agreement that provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of the sale, with one of the additional members designated by Nestlé and one designated by Novartis.  Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland.  James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis's designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commence on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the option rights is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

WaveLight Acquisition

On November 9, 2007, Alcon completed the acquisition of 77.4% of the common shares of WaveLight AG.  WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery.  This $113.0 million acquisition combined WaveLight's technological expertise and the ALLEGRETTO™ laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.  In the fourth quarter of 2008, Alcon acquired additional shares of WaveLight.

Effective February 1, 2008, Alcon and WaveLight executed several agreements to integrate both companies' commercial operations in the U.S. market.  Following the execution of these agreements, Alcon's U.S. subsidiary, Alcon Laboratories, Inc., has taken over all sales, marketing, service and support operations in the United States for the two companies.  During the latter part of 2008, Alcon and WaveLight executed distributorship agreements in certain countries outside the United States whereby Alcon's Swiss subsidiary, Alcon Pharmaceuticals Ltd., assumed the distribution activities related to the WaveLight products in such countries.

Further, in May 2008, the shareholders of WaveLight approved a Domination Agreement between Alcon and WaveLight.  On March 4, 2009, the Domination Agreement was registered and became effective.  The Domination Agreement allows Alcon to instruct WaveLight with regard to operational and financial matters. This will allow for the efficient integration of both companies in the near term and in the future.

Financial Investments

The Company maintains a substantial portfolio of investments with certain investment managers.  Despite a significant weighting to cash and cash equivalents, the Company has material exposure to the following investment markets: fixed income securities, absolute return funds, senior secured bank loans funds, equities and real estate investment trusts.  The senior secured bank loans funds are professionally managed funds investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral. As discussed in notes 4 and 14 to the consolidated financial statements, the Company recognized losses totaling $133.8 million on its investing activities in the year ended December 31, 2008.  The realized and unrealized losses on investments in the year ended December 31, 2008 included in Other, Net, in the consolidated statement of earnings reflect the downward pressure in the public markets in line with market indices.

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of recent market conditions.  In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and real estate investment trusts in an effort to reduce investment portfolio volatility.  Proceeds from these liquidations in 2009 will be reinvested primarily in cash, cash equivalents and investment-grade fixed income investments.

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

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of healthcare products and services.  The Medicare Prescription Drug, Improvement and Modernization Act of 2003 continues to present opportunities and challenges for pharmaceutical companies.  Many states also have implemented more aggressive price control programs and more liberal generic substitution rules that could result in price reductions.  In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices.  Both governments and managed care organizations support increased use of generic pharmaceuticals at the expense of branded pharmaceuticals.  We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the leading market share position in generic ophthalmic pharmaceuticals in the United States, based on retail prescriptions filled in 2008, according to Wolters Kluwer Health Prescription Service Audit.  We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products.  Moreover, to achieve and maintain attractive positions on formularies, we continue to introduce medically advanced products that differentiate us from our competitors.

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

As a result of recent changes in the U.S. economy, the U.S. market for some of Alcon's prescription drugs has declined in terms of prescriptions filled.  Alcon has continued to increase market share in most of its major specialties, which has provided some offset to the recent market decline.

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

In Japan, longer regulatory approval times impact the timing of marketing our pharmaceutical products there in comparison to other markets.  In addition, the Japanese National Health Ministry reviews prices of individual pharmaceutical products and health services biannually.  These reviews have resulted in price decreases, including a 1.3% decline in overall drug reimbursement in 2008.  Reductions in reimbursement levels put downward price pressure on products we supply.

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

Our translation risk exposures are principally to the euro, Japanese yen, Canadian dollar, British pound sterling, Brazilian real and Australian dollar.  With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure.  In addition, most of our assets that are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency.  From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits, while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits.  We experienced positive currency impacts during 2008, 2007 and 2006.  During these years the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits.  We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

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

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products.  Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor.  We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies.  In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure from governments and from managed care organizations in the United States to reduce prices.  However, as noted above, the recent changes in the U.S. economy have resulted in a decline in terms of prescriptions filled for some of the Company's target therapies.  Alcon has continued to increase market share in most of its major specialties, which has provided some offset to the recent market decline.  We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall and also in our otic products, which have significantly larger sales in the summer months than at other times of the year.  Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive.  Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends.  The number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions; however, because cataract patients now have the ability to pay out of their own pockets for certain premium technologies, sales of advanced technology intraocular lenses could be affected by economic conditions.  We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories.  Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery.  We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery).  Outside the United States, we generally do not charge a technology fee.  Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence.  There is no significant seasonality in our surgical business.  Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs.  Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used and the types of products used.  Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.  In the weakening economy of 2008, the number of refractive procedures in the United States market has declined; however, our refractive sales increased as a result of sales of WaveLight products and procedures following our acquisition of a majority interest in WaveLight in late 2007.

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

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business.  The largest portion of these costs is salaries and commissions for sales and marketing staff.  In 2006, selling, general and administrative expense was lower, resulting primarily from the July 2006 settlement of patent litigation that had been accrued in 2005.  Recognition of the settlement terms during June 2006 reduced the 2005 provision by $119.0 million.

The Company was self-insured through its captive insurance subsidiary for damages incurred prior to 2006 at one of its sales and distribution facilities and was involved in legal proceedings to seek recovery of its losses and other incremental operating costs from the third parties responsible for the damages.  In December 2008, the captive insurance subsidiary settled its claim against the third parties involved.  Since no recovery had been recorded previously, the Company recognized a gain in the fourth quarter of 2008 related to the settlement of $15.2 million ($3.6 million in cost of goods sold and $11.6 million in selling, general and administrative expenses).

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs.  The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products.  As part of the Company's commitment to develop treatments for diseases, disorders and other conditions of the eye, we normally plan to spend approximately 10% to 11% of sales for research and development.  During each of the years 2008, 2007 and 2006, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to acquisitions and the licensing of intangible assets.  In 2006, we recognized impairment losses of $144.8 million, including $125.7 million in amortization of intangibles, on certain assets used in our refractive product line, as discussed in note 5 to the consolidated financial statements.  In 2007, we recognized additional losses totaling $32.7 million, including $8.7 million in amortization of intangibles, related to the impairment of certain assets used in our refractive product line and the valuation of refractive product inventories.  In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2008 is estimated to decrease from $24.6 million in 2009 to $7.5 million in 2013.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of the Financial Accounting Standards Board ("FASB") pronouncement Statement of Financial Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)."  Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income.  Under SFAS No. 158, retrospective application is not permitted.  The adoption did not affect net earnings in 2008, 2007 and 2006.

The Company adopted the measurement date provisions of SFAS No. 158, "Employers' Accounting for defined Benefit Pension and Other Postretirement Plans," effective January 1, 2008.  The Company elected to utilize the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8 million, net of taxes) to retained earnings as of January 1, 2008.

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

During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company's subsidiary responsible for the Company’s refractive research and manufacturing activities prior to November 2007.  As a result of this agreement, the Company recognized tax benefits totaling $235.7 million related to losses on the value of this investment.

Staffing Reduction

On February 11, 2009, the Company announced that it has initiated programs to align its operations with the evolving economic conditions and market environment.  These programs include a staffing reduction of approximately 260 employee positions that is estimated to result in a pre-tax charge of approximately $21 million, the majority of which will be incurred in the first quarter of 2009.  The staffing reduction is expected to deliver ongoing annualized savings of approximately $40 million beginning in the second quarter, with the full effect realized in the second half of 2009.

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

Alcon has joined with its commercial partners in filing six patent infringement actions against four different generic drug companies.  All of these generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market generic versions of Alcon products under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®.  Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer HealthCare's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware.  Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Judgment is not expected until the first half of 2009.  Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product in the United States well before the 2020 expiration of the Alcon patent.  Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in this case and expires on December 18, 2010.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial is currently rescheduled for July 27, 2009.  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA is also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  The 30-month period after which the FDA could approve Barr's generic product will expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial is currently scheduled for late April 2010.  Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it and Apotex may be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States prior to December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The fourth patent infringement action was filed after Alcon received notice late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010.  The 30-month period after which the FDA could approve Barr’s generic product should expire in May 2011.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex and Barr Patanol® product cases are pending) on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA until June 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case.  Should Apotex succeed in overcoming both of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010 and Barr's potential 180-day "first filer" exclusivity period, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (generic affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon’s Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA until June 2011 unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has not yet been scheduled in this case.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, should Sandoz succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in the United States.  Such competition would be expected to impact the Company's sales and profits.

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the United States District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100 million.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors.  While there can be no assurance that an adverse outcome in the case cannot occur, the Company believes that the Synergetics claims are without merit.  On June 23, 2008, the Company filed its answer and counterclaim in the District Court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 23, 2009, the Court granted the Company's Motion to Dismiss based on Synergetics's failure to properly plead its claims.  On March 6, 2009, Synergetics filed a further amended Complaint.  The Company intends to vigorously defend itself in the case and is seeking in its counterclaim to enjoin Synergetics from using Alcon trade secrets that are believed to have been misappropriated by Synergetics.  A trial date in 2010 is expected, but has not yet been scheduled by the Court.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the United States District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the District Court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the United States District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  The complaint has not yet been formally served on Synergetics.  The Company will request that the District Court permit this suit to be merged with the previously filed (October 9, 2008) patent infringement suit.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by "instrumentalities" sold by the Company, but fails to name any specific ALCON® products.  The patent, which expires at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer includes a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  No trial date has been set.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Manufacturing, Ltd., in the U.S. District Court for the Eastern District in Sherman, Texas, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product, and potentially other products, infringe the two patents.  The Company has not yet received formal service of process, and consequently its answer date is not set.  Although it is still assessing the allegations in the Elan complaint, the Company believes that it has strong defenses and intends to defend itself vigorously if the suit is not dismissed.

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

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104.  Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates.  Product returns are estimated based on historical trends and current market developments.  The Company participates in various sales rebate and other incentive programs, the largest of which relates to Medicaid and Medicare Part D.  Sales rebate and other incentive programs also include chargebacks, which are discounts given primarily to wholesalers for their sales of Alcon products at contractual prices to hospitals, federal government agencies, health maintenance organizations, pharmacy benefits managers and group purchasing organizations.  Sales rebates and incentive accruals reduce revenue in the same period that the related sale is recorded and are included in "Other current liabilities" in our consolidated balance sheets.  Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements.  The Company generally offers cash discounts to certain classes of customers for the early payment of receivables.  Those discounts are recorded as a reduction of revenue and accounts receivable in the same period that the related sale is recorded.  While we believe that our reserves for product returns and rebates and for cash discounts are adequate, if the actual results are significantly different than the estimated costs, our sales may be over- or understated.

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

Investments:  The majority of the Company's investments are held in funds professionally managed by investment advisors.  The net asset values are furnished in statements received from fund custodians who reflect valuations conducted according to their respective fund pricing policies and asset types.  The Company uses the net asset values from independent fund custodians as a starting point to value these funds.  On an ongoing basis, management regularly evaluates fund pricing procedures of the fund custodians, their internal controls and their financial statement reports and performs monitoring activities to obtain comfort that the net asset values appropriately represent fair value.

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

The Company determined that, at December 31, 2008, unrealized losses on certain available-for-sale equity securities and a senior secured bank loans fund were other-than-temporarily impaired due to deteriorating general market conditions, particularly during the fourth quarter of 2008, coupled with the unlikely near term prospects for achieving a sustainable recovery, uncertainty about future market conditions, and declines in certain quantitative or qualitative factors.  The other-than-temporary impairment recognized for the senior secured bank loans fund also was deemed appropriate to bring a significant portion of the unrealized losses in line with current market conditions for credit default rates and loss recovery rates.  The Company recognized losses for other-than-temporary impairment during the year ended December 31, 2008 of $36.5 million.  At December 31, 2008, the Company had available-for-sale investments recorded at a total fair value of $73.5 million with gross unrealized losses totaling $11.3 million that were determined to be temporary and were included in accumulated other comprehensive income (loss) on the consolidated balance sheet.

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

Tax Liabilities:  We are subject to income taxes in Switzerland, as well as the United States and most other foreign jurisdictions throughout the world, and are regularly audited in many of these jurisdictions.  Tax laws throughout the world are complex and the application of these rules to the Company's global business operations can be uncertain.  While we believe we take reasonable positions on the tax returns filed throughout the world, some of these positions may be challenged during income tax audits in Switzerland, the United States and other jurisdictions.  Consequently, significant judgment is required in evaluating our tax positions to determine the Company's ultimate tax liability.  Management records current tax liabilities based on the principles of SFAS No. 109, the more-likely-than-not recognition and measurement standard of FIN No. 48 and U.S. GAAP, including the assumption that all material tax risks will be identified in the relevant examination.  Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities under these standards.  However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates.  Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

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

Pension and Other Employee Benefits:  We must make certain assumptions in the calculation of the actuarial valuation of the Company-sponsored defined benefit pension plans and postretirement benefits.  These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets and increases or trends in healthcare costs.  Furthermore, our actuarial consultants also use subjective factors such as withdrawal and mortality rates.  If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses.  See note 16 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company and the adoption of SFAS No. 158.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.
				As a % of Total Sales
	2008	2007	2006	2008	2007	2006
	(in millions, except percentages)
Sales:
United States	$2,806.4	$2,672.5	$2,463.7	44.6%	47.7%	50.3%
International	3,487.3	2,927.1	2,432.9	55.4	52.3	49.7

Total sales	6,293.7	5,599.6	4,896.6	100.0	100.0	100.0
Costs of goods sold	1,472.3	1,398.2	1,215.1	23.4	25.0	24.8

Gross profit	4,821.4	4,201.4	3,681.5	76.6	75.0	75.2
Selling, general and administrative	1,961.0	1,694.0	1,398.5	31.1	30.2	28.5
Research and development	618.7	564.3	512.1	9.8	10.1	10.5
In process research and development	--	9.3	--	--	0.2	--
Amortization of intangibles	28.6	50.7	198.8	0.5	0.9	4.1

Operating income	2,213.1	1,883.1	1,572.1	35.2	33.6	32.1
Gain (loss) from foreign currency, net	(21.7)	11.2	(7.9)	(0.4)	0.2	(0.1)
Interest income	76.1	69.3	74.1	1.2	1.2	1.5
Interest expense	(50.8)	(50.0)	(42.6)	(0.8)	(0.9)	(0.9)
Other, net	(134.3)	15.4	21.2	(2.1)	0.3	0.4

Earnings before taxes	2,082.4	1,929.0	1,616.9	33.1	34.4	33.0
Income taxes	35.9	342.6	268.8	0.6	6.1	5.5

Net earnings	$2,046.5	$1,586.4	$1,348.1	32.5%	28.3%	27.5%

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses several factors affecting the comparability of certain items in the above table.

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

				As a % of Total Sales
	2008	2007	2006	2008	2007	2006
	(in millions, except percentages)
Alcon United States:
Pharmaceutical	$1,320.9	$1,279.5	$1,170.6	47.1%	47.9%	47.5%
Surgical	1,084.1	1,011.8	950.4	38.6	37.9	38.6
Consumer eye care	401.4	381.2	342.7	14.3	14.2	13.9

Total sales	$2,806.4	$2,672.5	$2,463.7	100.0%	100.0%	100.0%

Segment operating income (1)	$1,553.6	$1,487.3	$1,290.8	55.4%	55.7%	52.4%

Alcon International:
Pharmaceutical	$1,240.3	$1,034.3	$836.6	35.6%	35.3%	34.4%
Surgical	1,797.0	1,488.0	1,253.4	51.5	50.9	51.5
Consumer eye care	450.0	404.8	342.9	12.9	13.8	14.1

Total sales	$3,487.3	$2,927.1	$2,432.9	100.0%	100.0%	100.0%

Segment operating income (1)	$1,504.4	$1,211.3	$996.9	43.1%	41.4%	41.0%

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

					Change					Change
					in					in
				Foreign	Constant				Foreign	Constant
	2008	2007	Change	Currency Change	Currency(a)	2007	2006	Change	Currency Change	Currency(a)
	(in millions, except percentages)

Alcon United States:
Pharmaceutical	$1,320.9	$1,279.5	3.2%	--%	3.2%	$1,279.5	$1,170.6	9.3%	--%	9.3%
Surgical	1,084.1	1,011.8	7.1	--	7.1	1,011.8	950.4	6.5	--	6.5
Consumer eye care	401.4	381.2	5.3	--	5.3	381.2	342.7	11.2	--	11.2

Total sales	$2,806.4	$2,672.5	5.0	--	5.0	$2,672.5	$2,463.7	8.5	--	8.5

Alcon International:
Pharmaceutical	$1,240.3	$1,034.3	19.9	5.5	14.4	$1,034.3	$836.6	23.6	7.1	16.5
Surgical	1,797.0	1,488.0	20.8	6.0	14.8	1,488.0	1,253.4	18.7	6.8	11.9
Consumer eye care	450.0	404.8	11.2	4.6	6.6	404.8	342.9	18.1	6.4	11.7

Total sales	$3,487.3	$2,927.1	19.1	5.6	13.5	$2,927.1	$2,432.9	20.3	6.8	13.5

Total:
Pharmaceutical	$2,561.2	$2,313.8	10.7	2.5	8.2	$2,313.8	$2,007.2	15.3	3.0	12.3
Surgical	2,881.1	2,499.8	15.3	3.6	11.7	2,499.8	2,203.8	13.4	3.8	9.6
Consumer eye care	851.4	786.0	8.3	2.3	6.0	786.0	685.6	14.6	3.1	11.5

Total sales	$6,293.7	$5,599.6	12.4	2.9	9.5	$5,599.6	$4,896.6	14.4	3.4	11.0

(a)
Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2008 reported amounts, calculated using 2007 monthly average exchange rates, to the actual 2007 reported amounts.  The same process was used to compare 2007 to 2006.  Change in constant currency in this table includes sales growth from acquisitions, as discussed later in this Item 5.  Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations.  Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2008 Compared to Year ended December 31, 2007

Sales

The Company's global sales increased 12.4% to $6,293.7 million in the year ended December 31, 2008 over 2007.  Of this increase, 2.9% was attributable to favorable exchange rates.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 9.5%, primarily reflecting volume growth during the year ended December 31, 2008.  The 2007 acquisition of a majority interest in WaveLight contributed 1.2 percentage points of sales growth in 2008.

Alcon United States sales increased 5.0% to $2,806.4 million in the year ended December 31, 2008 from $2,672.5 million in 2007, including 0.3 percentage points of growth from the WaveLight acquisition.  U.S. Pharmaceutical sales reflected gains in anti-infection/anti-inflammatory products, glaucoma products and otic products, as well as the launch of Patanase® nasal spray during the second quarter of 2008.  U.S. pharmaceutical sales were negatively impacted by the reinstatement of a U.S. government rebate program in 2008 that had been discontinued in the first quarter 2007, wholesaler purchasing patterns of certain glaucoma products and contraction in most of the prescription markets in which we compete.

In the second half of 2008, third-party data sources confirmed an acceleration in the unit contraction of prescription volume across several of the ophthalmic, otic and nasal products categories in the U.S. market.  At the same time, these same data sources confirmed continued market share growth for ALCON® products in the major products categories, including glaucoma, fluoroquinolone anti-infective, allergy and non-steroid anti-inflammatory drugs ("NSAIDs").  Prescription unit volume for these markets can be impacted by patient compliance trends, prescription refill rates, co-pay amounts and insurance coverage and physician office visit rates for the diagnosis and treatment of chronic and acute eye diseases, all of which may be negatively affected by the current economic conditions in the United States.  The Company expects that volatility will exist in the shorter term for the major ophthalmic products categories.

Surgical sales in the United States benefited from increased sales of AcrySof ® monofocal intraocular lenses and advanced technology intraocular lenses, including AcrySof ® ReSTOR® and AcrySof ® Toric intraocular lenses, as well as higher sales of other cataract, vitreoretinal and refractive products.  The increase in refractive products sales resulted from sales subsequent to the WaveLight acquisition in November 2007.  The increase in U.S. Consumer Eye Care sales primarily resulted from sales growth of Systane® lubricant eye drops and OPTI-FREE® RepleniSH® multi-purpose disinfecting solution.  These gains were partially offset by decreases from discontinuing certain private label consumer products with lower margins.

Alcon International sales increased 19.1% (13.5% in constant currency) to $3,487.3 million in the year ended December 31, 2008, from $2,927.1 million in 2007.  The constant currency growth included 1.9 percentage points from the WaveLight acquisition.  The markets in Japan, China, Brazil, Spain and Russia led the sales growth in constant currency.  Pharmaceutical sales outside of the United States grew in all major therapeutic areas.  Growth in Surgical sales outside the United States came from AcrySof® intraocular lenses, including monofocal lenses and advanced technology lenses such as  AcrySof® Toric and AcrySof® ReSTOR®, and disposable products associated with both cataract and vitreoretinal procedures.  WaveLight products and fees drove the increase in sales of refractive products.  Higher sales of Systane® and Tears Naturale® lubricant eye drops and OPTI-FREE® RepleniSH® drove the increase in Alcon International sales of Consumer Eye Care products.

				Foreign	Change in
				Currency	Constant
GLOBAL PRODUCT SALES	2008	2007	Change	Change	Currency(a)
	(in millions, except percentages)

Infection/inflammation	$882.5	$814.5	8.3%
Glaucoma	954.6	830.1	15.0
Allergy	463.3	446.8	3.7
Otic/nasal	307.9	262.0	17.5
Other pharmaceuticals/rebates	(47.1)	(39.6)	*

Total Pharmaceutical	2,561.2	2,313.8	10.7	2.5%	8.2%

Intraocular lenses	1,073.2	919.4	16.7
Cataract/vitreoretinal	1,691.6	1,528.8	10.6
Refractive	116.3	51.6	125.4

Total Surgical	2,881.1	2,499.8	15.3	3.6	11.7

Contact lens disinfectants	469.0	440.2	6.5
Artificial tears	271.2	233.2	16.3
Other	111.2	112.6	(1.2)

Total Consumer Eye Care	851.4	786.0	8.3	2.3	6.0

Total Global Sales	$6,293.7	$5,599.6	12.4	2.9	9.5

*	Not Meaningful
See (a) on previous table.

Note: We have reclassified certain 2007 sales details to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 10.7% (8.2% in constant currency) in the year ended December 31, 2008 from sales in 2007.  Sales of Pharmaceutical products grew faster outside the United States because of several recent product launches in Europe and Japan, as well as faster market growth in emerging markets.  Volume gains contributed most of our global sales growth for our key products in all major therapeutic categories.

In glaucoma products, combined sales of our prostaglandin family of TRAVATAN® products, including TRAVATAN® ophthalmic solution, TRAVATAN Z® ophthalmic solution and DuoTrav™ ophthalmic solution, grew 20.3% for the year ended December 31, 2008 over 2007.  During the year ended December 31, 2008, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, posted an 18.6% sales increase.  Sales growth for our glaucoma products came both from inside and outside the United States with a larger contribution from the international markets.

Despite some contraction in the U.S. market, sales of Vigamox® ophthalmic solution increased 7.1%, as physicians converted to this fluoroquinolone drug from older anti-infective drugs.  Sales of NEVANAC® ophthalmic suspension grew 41.0% in 2008 due to increased use of NSAIDs after cataract surgery and introduction into additional countries.

Sales of TobraDex® ophthalmic suspension and ointment, our combination drug for the treatment of infection and inflammation, rose 4.5% globally, from growth outside the United States, during the year ended December 31, 2008 compared to the prior year.  TobraDex® accounted for approximately 11% of our global Pharmaceutical sales in 2008.  Our exclusive right to sell TobraDex® in the United States expired as of January 1, 2009.  Both a generic competitor and Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, launched generic versions of

TobraDex® suspension in early January 2009.  We expect that the new competitive generic products will result in a decline of our sales and profits for TobraDex®.

Despite contraction in the U.S. allergy market, global sales of our leading allergy products, Patanol® and Pataday™ ophthalmic solutions, grew 4.1% in the year ended December 31, 2008 over 2007.  U.S. commercial distribution of Pataday™, the only once-a-day ocular prescription allergy medicine, commenced in January 2007.  Pataday™ achieved market share gains in the U.S. ocular allergy market in 2008 despite a less severe allergy season.  All of the increase in sales reflected growth outside the United States.

Sales of otic/nasal products increased 17.5% in the year ended December 31, 2008 over 2007.  U.S. market share gains for CIPRODEX® otic suspension were responsible for an 11.1% increase in our otic products sales during 2008.  (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Healthcare AG.)   In addition, the initial distribution and U.S. launch of Patanase® began subsequent to its FDA approval in April 2008.  Patanase® is indicated for patients 12 years of age or older for the relief of seasonal allergic rhinitis.

The change in the other pharmaceuticals/rebates line for the year ended December 31, 2008, compared to 2007, included growth in sales of various miscellaneous products and a reduction in sales return provisions.  However, these items were more than offset by an increase in certain U.S. rebate provisions due to volume increases and changes in a U.S. government rebate program.  During the year ended December 31, 2007, we recognized approximately $7.9 million for reimbursement we received related to rebates under a cancelled rebate program.  We paid the rebates prior to October 2006 under the TRICARE rebate program, which was discontinued.  This rebate program was reinstated for eligible sales beginning in January 2008.

Surgical

Global sales of our surgical products grew 15.3% (11.7% in constant currency) to $2,881.1 million in the year ended December 31, 2008, compared to 2007.  The 3.6% portion of the increase from foreign exchange reflected the weakening of the U.S. dollar against other currencies and the larger proportion of sales outside the United States.  Higher sales of intraocular lenses, as well as other cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the majority of the growth.  The acquisition of a majority interest in WaveLight in November 2007 expanded sales of our refractive products for the year ended December 31, 2008 and provided 2.5 percentage points of our constant currency growth.

Sales of intraocular lenses increased 16.7% in the year ended December 31, 2008 over the prior year.  This increase reflected continued procedure growth in the market and in our market share, as well as the shift in demand toward our higher priced AcrySof® IQ monofocal aspheric intraocular lenses.  We also experienced sales growth in our advanced technology products, such as the AcrySof® ReSTOR® multifocal intraocular lens that corrects presbyopia and the AcrySof® Toric intraocular lens that corrects pre-existing astigmatism. In the third quarter of 2007, we began selling the AcrySof® ReSTOR® Aspheric apodized diffractive intraocular lens for the visual correction of aphakia following cataract surgery.  Global sales of advanced technology lenses grew 46.3% in the year ended December 31, 2008, compared to 2007.

Sales of other surgical products grew faster in the international markets due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and introduction of products in additional markets.  The growth came from sales of cataract procedure packs, phaco cassette packs, viscoelastics, vitreoretinal machine packs and other vitreoretinal disposables.

Refractive sales rose 125.4% to $116.3 million for the year ended December 31, 2008 over 2007.  Despite a decline in LADARVision® technology fees in 2008, refractive sales for the period increased as a result of third-party sales of WaveLight products and procedure fees, following the acquisition of a majority interest in WaveLight in November 2007.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, grew 8.3% (6.0% in constant currency) to $851.4 million in the year ended December 31, 2008, compared to the prior year.

Sales of our contact lens disinfectants increased 6.5% in the year ended December 31, 2008, compared to 2007.  Sales growth of our contact lens disinfectants reflected market share gains after a major competitor withdrew one of its leading products from the market during the second quarter of 2007.  The withdrawal created a surge in demand for alternate products.  Since the competitor's recall, our OPTI-FREE® RepleniSH® lens disinfectant has continued to gain market share.  We continue to introduce OPTI-FREE® RepleniSH® in additional international markets.

Sales of our artificial tears products grew 16.3% over 2007.  Higher sales of our Systane® products accounted for most of the growth.  More than half of the sales growth for Systane® came from international markets reflecting the introduction of the product in additional markets, as well as continued growth in existing markets.  In July 2008, we launched Systane® Ultra in the United States.  Higher sales of Tears Naturale® in international markets provided the remaining growth.

Gross Profit

Gross profit increased 14.8% to $4,821.4 million in the year ended December 31, 2008 from $4,201.4 million in 2007.  Gross profit increased as a percent of sales to 76.6% in the year ended December 31, 2008 from 75.0% in 2007.  Part of this increase is due to $24.0 million of losses in 2007 related to the impairment discussed in note 5 to the condensed consolidated financial statements.  Other factors that contributed to the gross margin improvement were the favorable impact of manufacturing efficiencies, temporary effect of devaluation of many foreign currencies against the U.S. dollar during the fourth quarter 2008 and in-line product and geographic sales mix.  Those positive factors were partially offset by the integration of WaveLight's operations and products into Alcon's sales mix and by rebate variations related to certain government programs.

Operating Expenses

Selling, general and administrative expenses increased 15.8% to $1,961.0 million in the year ended December 31, 2008 from $1,694.0 million in 2007.  Selling, general and administrative expense as a percentage of sales increased to 31.1% in 2008 from 30.2% in 2007, primarily due to costs for start-up of the new shared service center in Fribourg, Switzerland; investment in additional sales force staffing in the United States, Japan, certain western European countries and emerging markets to support new product launches and/or increased direct selling share-of-voice competitiveness; and the integration and operating expenses of WaveLight.  This was offset slightly by $11.6 million of gains from the damages settlement mentioned earlier.

Research and development expenses increased 9.6% to $618.7 million (or 9.8% of sales) in the year ended December 31, 2008 from $564.3 million (or 10.1% of sales) in 2007.  The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines.  Because research and development expenses were predominantly incurred in U.S. dollars, they grew slower than sales in 2008, as foreign exchange fluctuations had a greater impact on sales than on these expenses.

In process research and development of $9.3 million in the year ended December 31, 2007 represented the allocation of a portion of the purchase price for our majority interest in WaveLight to projects in progress at the acquisition date.  The allocation is discussed further in note 19 to the consolidated financial statements.  SFAS No. 2 required that these costs be expensed at the acquisition date.

Amortization of intangibles decreased to $28.6 million in the year ended December 31, 2008, from $50.7 million in 2007.  Amortization in 2007 included impairment losses of $8.7 million, discussed in note 5 to the condensed consolidated financial statements.  In addition, certain paid-up licenses became fully amortized in 2008 and 2007, reducing amortization expense.

Operating Income

Operating income increased 17.5% to $2,213.1 million in the year ended December 31, 2008 from $1,883.1 million in 2007.  This increase in 2008 reflected (i) increased sales volume and favorable foreign exchange rates in 2008 and (ii) in 2007, charges of $32.7 million related to the impairment and $9.3 million for in process research and development.  In addition, operating expenses grew at a slower pace than sales.

Alcon United States business segment operating income increased 4.5% to $1,553.6 million, or 55.4% of sales, in the year ended December 31, 2008 from $1,487.3 million, or 55.7% of sales, in 2007.  Operating income as a percent of sales decreased slightly in 2008 as a result of sales force additions to support new product launches and strengthen our direct selling brand-building initiatives.  The sales volume gains from these sales force additions were offset by contracting pharmaceutical markets for some of our key brand products.  Other selling, general and administrative expenses also rose at a faster rate than U.S. sales growth, while amortization expense declined in the United States.

Alcon International business segment operating income increased 24.2% to $1,504.4 million, or 43.1% of sales, in the year ended December 31, 2008 from $1,211.3 million, or 41.4% of sales in 2007.  In 2008, the operating income margin increased slightly although it reflected the addition of WaveLight, expansion of direct selling force to support pharmaceutical product launches and direct selling brand-building initiatives in Japan, selected markets in western Europe and emerging markets, and increases in provisions for uncollectible customer accounts.

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

Interest and Other Income (Expenses)

Interest income increased 9.8% to $76.1 million in the year ended December 31, 2008 from $69.3 million in 2007, primarily as a result of increased cash and cash equivalents balances, partially offset by lower short term interest rates in 2008.  Interest expense rose 1.6% to $50.8 million in the year ended December 31, 2008 from $50.0 million in 2007, resulting from increased borrowings, slightly offset by decreased interest rates.

Other, net, included gains (losses) on investments for the year ended December 31, 2008 and 2007 as follows:

	Years ended December 31,
	2008	2007
	(in millions)
Realized gains (losses) on sale of investments	$(11.9)	$32.2
Unrealized gains (losses) on investments classified as trading securities	(85.4)	(15.7)
Other-than-temporary impairment on available-for-sale investments	(36.5)	--
Other	(0.5)	(1.1)

Total	$(134.3)	$15.4

Alcon and its subsidiaries invest cash flow generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  The Company's long term liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments with similar durations and appropriate hurdle rates.  Despite the significant weighting to cash, the Company does have material exposure to the following investment markets:  fixed income securities, absolute return funds, a senior secured bank loans fund, equities and real estate investment trusts.  The realized and unrealized losses on investments in the year ended December 31, 2008 reflect the downward pressure in the public markets in line with market indices.

Income Taxes

In the year ended December 31, 2008, the Company recognized net income tax expense totaling $35.9 million compared to income tax expense of $342.6 million in 2007.  During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company's subsidiary responsible for the Company’s refractive research and manufacturing activities prior to November 2007.  As a result of this agreement, the Company recognized tax benefits totaling $235.7 million related to losses on the value of this investment.

The net tax expense for the year ended December 31, 2008 reflect the combined effects of (i) a net reduction of $271.0 million for period items described below, (ii) product and geographic earnings mix, (iii) the extension of the research and development credit passed at the end of 2008 and (iv) the Swiss tax benefits associated with the expansion of the Company's global administration operations.  The reduction for period items includes (i) a reduction of $235.7 million for losses associated with the Company’s Pre-Filing Agreement with the U.S. Internal Revenue Service related to losses associated with the Company's investment in Summit Autonomous, Inc. described above and (ii) reductions related to the progress on audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.  In the year ended December 31, 2007, income taxes expense reflected a net reduction of $11.2 million for (i) period items related to audit settlements, advance pricing agreement negotiations, lapses of statutes of limitation and other minor items totaling $61.2 million and (ii) a provision of $50.0 million for withholding taxes on an intercompany dividend.  In addition, the 2007 income taxes expense reflects the reversal of deferred tax liabilities at U.S. tax rates caused by the impairment losses taken in the first quarter of 2007.

Net Earnings

Net earnings increased 29.0% to $2,046.5 million in the year ended December 31, 2008 from $1,586.4 million in 2007.  This increase resulted from 2008 sales growth, foreign exchange-driven gross margin improvements, a $15.2 million damages settlement and income tax benefits (including $271.0 million for period benefits), partially offset by losses on investments in 2008.  The 2007 after-tax charges of $20.8 million related to impairment and $9.3 million for in process research and development also added to the increase.

Year ended December 31, 2007 Compared to Year ended December 31, 2006

Sales

Global sales increased 14.4% to $5,599.6 million in the year ended December 31, 2007 from sales in 2006.  Of this increase, 3.4% was attributable to favorable foreign exchange fluctuations.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 11.0%, primarily reflecting volume growth during the year ended December 31, 2007.  The acquisition of a majority interest in WaveLight contributed 0.3 percentage points of sales growth in 2007.

Alcon United States sales increased 8.5% to $2,672.5 million in the year ended December 31, 2007 from $2,463.7 million in 2006.  U.S. Pharmaceutical sales reflected sales gains in all major therapeutic areas.  However, U.S. Pharmaceutical sales were negatively affected because of a shift in sales to Medicare Part D and managed care programs, resulting in an increase in rebates on such sales.  Surgical sales benefited from increased sales of AcrySof ® intraocular lenses, as well as higher sales of cataract and vitreoretinal products that were offset slightly by a small decrease in sales of refractive products.  The increase in U.S. Consumer Eye Care sales primarily resulted from the sales growth of OPTI-FREE® RepleniSH®.

Alcon International sales increased 20.3% (13.5% in constant currency) to $2,927.1 million in the year ended December 31, 2007, from $2,432.9 million in 2006.  The markets in Japan, Russia, Canada, Brazil and France led the sales growth in constant currency.  Pharmaceutical sales outside the United States grew in all major therapeutic areas.  Growth in Surgical sales outside the United States came from cataract and vitreoretinal products, as well as from AcrySof® intraocular lenses, including AcrySof® IQ and AcrySof® Natural lenses.  Higher sales of OPTI-FREE® multi-purpose disinfecting solutions and Systane® and Tears Naturale® drove the increase in Alcon International sales of Consumer Eye Care Products.

				Foreign	Change in
				Currency	Constant
GLOBAL PRODUCT SALES	2007	2006	Change	Change	Currency(a)
	(in millions, except percentages)

Infection/inflammation	$814.5	$730.2	11.5%
Glaucoma	830.1	693.8	19.6
Allergy	446.8	386.6	15.6
Otic	257.0	237.0	8.4
Other pharmaceuticals/rebates	(34.6)	(40.4)	*

Total Pharmaceutical	2,313.8	2,007.2	15.3	3.0%	12.3%

Intraocular lenses	919.4	794.4	15.7
Cataract/vitreoretinal	1,528.8	1,357.7	12.6
Refractive	51.6	51.7	(0.2)

Total Surgical	2,499.8	2,203.8	13.4	3.8	9.6

Contact lens disinfectants	440.2	370.6	18.8
Artificial tears	233.2	200.4	16.4
Other	112.6	114.6	(1.7)

Total Consumer Eye Care	786.0	685.6	14.6	3.1	11.5

Total Global Sales	$5,599.6	$4,896.6	14.4	3.4	11.0

*	Not Meaningful
(a)	See (a) on previous table.

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

Our line of glaucoma products provided the largest percentage of sales growth.  Combined sales of our family of TRAVATAN® products, including TRAVATAN®, TRAVATAN Z® and DuoTrav™, grew 30.9% for the year ended December 31, 2007 compared to 2006.  The U.S. commercial launch of TRAVATAN Z® began in October 2006 and we launched this product as TRAVATANZ® ophthalmic solution in Japan during the fourth quarter of 2007.  In the second quarter of 2006, we launched DuoTrav™ in several European Union countries, Canada and Australia.  During the year ended December 31, 2007, Azopt® posted a 20.4% sales increase compared to 2006, driven by growth in both the U.S. and International markets.

Sales of Vigamox® increased 16.1% compared to 2006, due to increased sales around the world as physicians continued to convert to Vigamox® from older anti-infective drugs.    Sales of TobraDex® increased 8.1% during the year ended December 31, 2007 over the prior year.  Sales of NEVANAC® grew 30.0% in the year ended December 31, 2007 over the prior year.

Despite relatively flat growth in the U.S. allergy market, global sales of our allergy products, Patanol® and Pataday™, grew 16.5% in the year ended December 31, 2007 over 2006.  An important contributor to this above-market growth was the U.S. launch of Pataday™, the only once-a-day ocular prescription allergy medicine, that led to total allergy franchise market share gains as reported by Wolters Kluwer Health Source Prescription Audit.

Patanol® product sales also were supported by faster growth outside the United States, due in part to the market share gained by this product in the spring allergy season in 2007 in Japan, where it was launched in September 2006.

U.S. sales of CIPRODEX® were primarily responsible for an 8.4% increase in global sales of otic products during the most recent year.  The vast majority of CIPRODEX® otic product sales occur in the United States.  According to Wolters Kluwer Health Source Prescription Audit, total U.S. prescriptions for CIPRODEX® otic increased 5.4% in the year ended December 31, 2007, while total U.S. prescriptions in the otic segment of the market declined 3.4%.

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

Surgical

Global sales of our surgical products grew 13.4% (9.6% in constant currency) to $2,499.8 million in the year ended December 31, 2007 compared to $2,203.8 million in 2006.  Higher sales of intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for the growth, which was offset slightly by a small decline in sales of our refractive products.  Because of the acquisition of a majority interest in WaveLight in November 2007, surgical sales included $15.1 million in third-party sales of WaveLight products.

Sales of intraocular lenses increased 15.7% in the year ended December 31, 2007.  This increase reflected continued growth in the market and in our market share, as well as the shift in demand from lower-priced monofocal intraocular lenses to our higher priced monofocal lenses, the AcrySof® Natural and AcrySof® IQ, especially outside the United States.  We also experienced sales growth in our newer technology products, such as the AcrySof® ReSTOR® and the AcrySof® Toric.  Global sales of our newer technology lenses grew 31.4% in the year ended December 31, 2007 compared to 2006.

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

In late 2005 and early 2006, we received regulatory approvals for the AcrySof® Toric in several major markets.  The AcrySof® Toric is a monofocal lens designed to correct for various levels of pre-existing astigmatism in cataract patients.  In January 2007, the CMS issued a ruling that allows cataract patients to choose an intraocular lens to reduce or eliminate pre-existing corneal astigmatism.  Prior to this ruling, limitations on Medicare payment and market pricing for astigmatism-correcting intraocular lenses effectively would have prevented beneficiaries from having these lenses implanted.  Under this policy, Medicare will continue existing reimbursement amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges for astigmatism-correcting intraocular lenses such as the AcrySof® Toric.

On February 1, 2007, we announced that the FDA granted approval of the aspheric version of the AcrySof® ReSTOR®.  We began selling this lens in the third quarter of 2007.  In the United States, this lens benefits from a CMS ruling that allows cataract patients to choose an intraocular lens that corrects for presbyopia after cataract surgery, provided they pay the incremental cost of the lens.

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

Refractive sales declined 0.2% to $51.6 million, which represented less than 1.0% of total global sales for the year ended December 31, 2007.  The major contributor was a decrease in per procedure technology fees in the United States during 2007 compared to 2006.  Sales from per procedure technology fees related to LADARVision® technology declined after a Device Safety Alert was issued on February 21, 2007, related to the LADAR6000™ excimer laser.  The Company removed all LADAR6000™ systems from the market in the United States during 2007.  This decline was offset by third-party sales of WaveLight products and procedure fees, totaling $15.1 million after we acquired a controlling interest in WaveLight in November 2007.

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

For the year ended December 31, 2007, sales of our artificial tears products grew 16.4% over 2006.  Higher sales of Systane® accounted for the majority of the growth.  More than half of the sales growth for Systane® came from International markets reflecting the introduction of the product in additional markets since the prior period, as well as continued growth in existing markets.  Higher sales of Tears Naturale® in international markets provided the remaining growth.

Gross Profit

Gross profit increased 14.1% to $4,201.4 million in the year ended December 31, 2007 from $3,681.5 million in 2006.  Gross profit decreased as a percent of sales to 75.0% in the year ended December 31, 2007 from 75.2% in 2006.  The decrease in gross profit as a percent of sales reflected a net increase in losses related to refractive asset impairments of $4.9 million ($24.0 million in 2007 over $19.1 million in 2006), charges of $7.4 million in 2007 related to reducing our refractive manufacturing operations in Orlando, Florida, as part of our refractive integration, and lower gross margins on sales of WaveLight products and procedure fees beginning after the acquisition of a majority interest in WaveLight in November 2007.  In addition to these costs, the geographic mix of sales also had a negative impact on gross margin, because international pharmaceutical sales generally have modestly lower gross margins.  These factors were partially offset by favorable product mix and manufacturing efficiencies in 2007.

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

Operating Income

Operating income increased 19.8% to $1,883.1 million in the year ended December 31, 2007 from $1,572.1 million in 2006.  Operating income increased to 33.6% of sales in the year ended December 31, 2007 from 32.1% in 2006.  This increase in 2007 reflected the 2007 decrease in depreciation and amortization expenses, after the 2006 impairment losses totaling $144.8 million, favorable product sales mix and focused cost control.  The increase in operating income as a percent of sales was reduced by the effects of the 2006 benefit of the $119.0 million reduction of the 2005 patent litigation provision and the 2007 charges of $32.7 million related to impairment of refractive product line assets and $26.4 million related to WaveLight's operations subsequent to our acquisition of a majority interest in WaveLight in November 2007, the related write-off of in process research and development and costs of the refractive integration.

Alcon United States business segment operating income increased 15.2% to $1,487.3 million, or 55.7% of sales, in the year ended December 31, 2007 from $1,290.8 million, or 52.4% of sales, in 2006.  U.S. operating income in 2007 improved as a result of sales volume gains, product mix, controlled growth of selling, general and administrative expenses and reduced amortization expense.

Alcon International business segment operating income increased 21.5% to $1,211.3 million, or 41.4% of sales, in the year ended December 31, 2007 from $996.9 million, or 41.0% of sales, in 2006.  In 2007, sales volume growth and slower growth in operating expenses improved operating income outside the United States.  In 2006, operating income as a percent of sales also was restrained by increased operating costs during the repairs to one of our facilities caused by nearby fires and explosions in late 2005.

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
	(in millions)
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

Effective January 1, 2007, the Company adopted FIN No. 48, as discussed in note 9 to the consolidated financial statements.

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

Net Earnings

Net earnings increased 17.7% to $1,586.4 million in the year ended December 31, 2007 from $1,348.1 million in 2006.  This increase resulted from sales volume growth, favorable product sales mix, focused cost control and the decrease in depreciation and amortization expenses, after the 2006 impairment losses totaling $92.0 million after income taxes.  These increases were partially offset by the effects of the 2006 benefit of $97.5 million after income taxes related to the reduction of the 2005 patent litigation provision and of the 2007 charges of $20.8 million after income taxes related to the impairment of the refractive product line assets and $20.2 million related to WaveLight's operations subsequent to our acquisition of a majority interest in WaveLight in November 2007, the related write-off of in process research and development and costs of the refractive integration.

Sales by Quarter

The following table sets forth our sales by quarter for the last three years.

	Unaudited
	2008	2007	2006
	(in millions)

First	$1,536.4	$1,322.7	$1,157.1
Second	1,735.2	1,471.5	1,310.8
Third	1,524.6	1,335.7	1,203.8
Fourth	1,497.5	1,469.7	1,224.9

Total	$6,293.7	$5,599.6	$4,896.6

Our quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At December 31, 2008, the Company reported cash and cash equivalents of $2,449.4 million, total short term borrowings and debt of $1,121.2 million and consolidated shareholders' equity of $4,691.1 million.  As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

The Company continued to generate significant cash flow from operations in 2008 and used $632.2 million to repay short term debt.  In addition, the Company used $749.7 million to pay dividends on common shares and $126.7 million to purchase treasury shares, as discussed below.  Operating cash flow also provided an increase of $315.1 million in cash and cash equivalents at December 31, 2008 over the prior year.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At December 31, 2008, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $14.9 million, short term investments of $218.0 million and long term investments of $20.5 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration) as discussed in note 15 to the consolidated financial statements, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Cash Flows

During the year ended December 31, 2008, the Company generated operating cash flow of $2,031.6 million, compared to $1,469.5 million in 2007.  The increase primarily reflected the Company's 29.0% net earnings improvement in 2008.  In 2007, cash flow from operations was reduced by investments in trading securities of $405.1 million.

A portion of the operating cash flow was used for payment of dividends on common shares, the purchase of Alcon common shares, the repayment of short term borrowings and capital expenditures, including improvements and upgrades to our manufacturing plants and certain other facilities.

Financing Activities

During the year ended December 31, 2008, short term borrowings decreased by $691.6 million.  Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares, to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2009 through 2012.  To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings.  Through December 31, 2008, we cumulatively have purchased approximately 25.3 million Alcon common shares (including approximately 1.0 million shares in 2008) for $2,699.5 million (including $126.7 million in 2008).

In March 2008, as a result of the agreement between Nestlé and Novartis discussed in note 17 to the consolidated financial statements, the Company terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1.1 billion of Alcon common shares.  Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0 million.  The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares.  In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  As discussed in note 17 to the consolidated financial statements, in September 2008, the Company continued to purchase from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement.  Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

Alcon's shareholders, at their May 6, 2008 annual general meeting, approved the cancellation of 7,657,400 Alcon common shares that were purchased in 2007 and the corresponding reduction in share capital of Alcon.  After the fulfillment of certain formal Swiss requirements, the cancellation became effective in August 2008.

On May 5, 2009, Alcon's shareholders will consider a proposal by our board of directors to cancel approximately 1.0 million Alcon common shares that were purchased as treasury shares and to reduce Alcon's share capital by a corresponding amount.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2006 and 2005, as well as for share-based awards granted after December 31, 2007.  In February 2008, approximately 2.8 million stock options granted to employees in 2005 became exercisable.  During 2008, approximately 2.0 million options were exercised, providing proceeds of $125.2 million to the Company.

On February 8, 2009, approximately 1.2 million employee share-settled stock appreciation rights and over 150,000 employee stock options became exercisable.  The exercise price of $122.90 per share applicable to these instruments was greater than the market price on that date and through the date of this report.

In May 2008, we paid our shareholders cash dividends of $749.7 million (CHF 2.63 per common share, or approximately $2.50 per common share).  This total excluded $0.4 million of dividends that subsequently will be paid in shares upon withdrawal of Alcon common shares from the Alcon Executive Deferred Compensation Plan (discussed in note 13 to the consolidated financial statements).

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders.  Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders.  On February 10, 2009, Alcon's board of directors voted to propose to shareholders payment of a dividend of CHF 3.95 per common share, or approximately $3.38 per common share at the exchange rate in effect on February 27, 2009.  If the proposed dividend is approved by the shareholders at their annual general meeting on May 5, 2009, we expect that such dividend will be paid on or about May 28, 2009.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2008 and 2007 was $365.1 million and $227.1 million, respectively.  Cash used in investing activities increased in 2008 over 2007 primarily because of increased capital expenditures, a cross-licensing agreement for intangible assets and the change in presentation of cash flows required by SFAS No. 159, as discussed in note 2 to the consolidated financial statements.

As discussed in note 19 to the consolidated financial statements, we acquired 77.4% of the outstanding common shares of WaveLight through a combination of purchases on the stock market, through individual negotiations and pursuant to a tender offer in 2007.  The $113.0 million cash purchase price included $108.7 million for the shares, $0.8 million to terminate the WaveLight stock options held by WaveLight employees and $3.5 million in transaction costs.  This acquisition combined WaveLight's technological expertise in refractive surgical products and the ALLEGRETTO™ laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.  In the fourth quarter of 2008, we acquired additional shares of WaveLight.

Our annual capital expenditures over the last three years were $302.7 million in 2008, $227.2 million in 2007 and $222.3 million in 2006, principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.  In 2008, capital expenditures were made to add manufacturing capacity and upgrades to our Fort Worth, Texas, Puurs, Belgium, Barcelona, Spain, and Cork, Ireland, manufacturing facilities and to initiate construction of a new manufacturing plant in Singapore.  Capital expenditures were also made to upgrade our research and development facilities and administrative facilities in Fort Worth.  We had capital expenditure commitments of $45.7 million at December 31, 2008.  We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

During 2008, we sold portions of our investments receiving proceeds of $1,081.3 million, while also investing $1,099.0 million.  Total investments (short term and long term) were included in the consolidated balance sheets at a fair value of $588.1 million as of December 31, 2008, as compared with $711.6 million as of December 31, 2007.  These investments were primarily denominated in U.S. dollars.  The Company has invested in a combination of debt, equity and other investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters.  More information on our investments is provided in notes 4 and 14 to the consolidated financial statements.

Contractual Obligations

	Payments Due by Period
		1 Year	2-3	4-5	More than
	Total	or Less	Years	Years	5 Years
	(in millions)
Long term debt	$61.7	$1.1	$58.6	$2.0	$--
Operating leases	259.8	64.0	88.3	44.4	63.1
Purchase obligations	56.5	14.0	25.6	14.3	2.6
Income tax liabilities	30.0	1.4	7.1	21.5	--
Other long term liabilities	573.2	28.3	61.8	70.8	412.3
Total contractual obligations	$981.2	$108.8	$241.4	$153.0	$478.0

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

We acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to such third party contingent upon the occurrence of certain future events linked to the success of the asset in development.  Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency).  If required by the arrangement, we may have to make royalty payments based upon a predetermined percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing such product is obtained.  Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

These arrangements are not individually material.  However, if milestones for multiple products covered by such arrangements would happen to be reached in the same accounting period, the aggregate charge to expense could be material to the results of operations in any one period.  These arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the potential product successfully achieves clinical testing objectives.

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

Credit and Commercial Paper Facilities

As of December 31, 2008, Alcon and its subsidiaries had credit and commercial paper facilities totaling approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility.  As of December 31, 2008, $622.3 million of the commercial paper was outstanding at an average interest rate of 0.7% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances.  In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($55.4 million) maturing in 2011, arranged by ABN AMRO for our subsidiary in Japan.  Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained.  We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction.  The total of these fees paid to Nestlé for the years ended December 31, 2008, 2007 and 2006 were $0.7 million, $0.4 million and $0.4 million, respectively.  The loan contains a provision that may accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $299.6 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2008, $96.9 million was outstanding under these credit facilities.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $653.2 million under which there was an aggregate outstanding balance of $340.3 million at December 31, 2008.  These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits:  Citibank ($231.6 million); Mizuho Bank ($94.1 million); Mitsui-Sumitomo Bank ($94.1 million); and Bank of Tokyo – Mitsubishi UFJ ($60.9 million).  Most of the credit facilities with Nestlé and third parties have terms of less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 3.8% at December 31, 2008.

Valuation of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements."  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds in liquid, short term high-quality fixed income investments or equity securities.  The portfolios are held at a global custodian and priced using broker/dealer quotes in active markets.  The pricing on these securities has not been adjusted by the Company.  We have reviewed our global custodian's pricing source hierarchy, which details the preferred pricing source for each asset class.  Additionally, our global custodian utilizes a combination of indicative bid, ask/offer quotes to price these securities.  Due to the nature of the pricing sources, the Company has classified these investments as either Level 1 or Level 2.

As indicated in note 14 to the consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment advisors.  These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, who reflect valuations conducted according to their respective fund pricing policies and asset types.  The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements.  The financial liabilities presented at fair value and categorized as Level 3 at December 31, 2007 were interest rate derivatives recognized after the Company's acquisition of a majority stake in WaveLight in November 2007.  These derivatives were settled prior to December 31, 2008.

Financial assets and liabilities presented at fair value and categorized as Level 3 were generally consistent as of December 31, 2008, as compared with December 31, 2007.  The table presented below summarized the Company's Level 3 assets and liabilities at December 31, 2008 and 2007:

	December 31,	December 31,
	2008	2007
	(in millions)

Level 3 assets	$260.8	$485.5
Less: Level 3 derivative liabilities	--	(2.5)

Level 3 assets (net of derivative liabilities)	$260.8	$483.0

Total assets	$7,551.1	$7,015.6

Total financial assets measured at fair value	$599.6	$714.9
Less: derivative liabilities measured at fair value	(4.7)	(4.8)

Financial assets measured at fair value (net of derivative liabilities)	$594.9	$710.1

Level 3 assets as a percent of total assets	3%	7%
Level 3 assets as a percent of total assets measured at
fair value	43%	68%
Level 3 assets (net of derivative liabilities) as a percent of assets
measured at fair value (net of derivative liabilities)	44%	68%

For a further discussion regarding the measurement of financial instruments, see note 14 to the consolidated financial statements.

Market Risk

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks.  At December 31, 2008, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 15% of the outstanding balance of our gross accounts receivable.  Sales to one customer of the United States business segment represented $660.6 million of the Company's consolidated sales in the year ended December 31, 2008.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 22 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

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

New Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," that revised SFAS No. 141, "Business Combinations," which requires that the purchase method of accounting be used for all business combinations.  The revised SFAS requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value."  Under this statement, all business combinations will be accounted for by applying the acquisition method.  The statement is effective for periods beginning on or after December 15, 2008.  Earlier application is prohibited.  The statement will be applied to business combinations occurring after the effective date, with the exception of any potential future purchases of shares of WaveLight.  Because the Company obtained a majority interest in WaveLight in 2007, prior to the effective date of the revised statement, any additional purchases of WaveLight shares will be recognized under the accounting guidance effective at the time that the Company obtained its majority interest.

Contemporaneously, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51."  This statement addresses the accounting and disclosures related to minority interests and other noncontrolling interests.  It is effective for fiscal years and interim periods beginning on or after December 15, 2008.  Earlier adoption is prohibited.

SFAS Nos. 141(revised) and 160 will change significantly the manner in which any future acquisitions are recorded.  For instance, all future transaction costs will be expensed as incurred and in process research and development acquired in any future transactions will be capitalized and either expensed over a recovery period or as it is determined to be impaired.

At its December 12, 2007 meeting, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 07-1, "Accounting for Collaborative Arrangements."  Companies in the biotechnology or pharmaceutical industries may enter into agreements with other companies to collaboratively develop, manufacture and market a drug candidate.  In some cases, collaborative agreements are entered into between a smaller biotechnology or pharmaceutical company that is conducting research and development activities on a particular drug candidate and a large, established pharmaceutical company.  In other cases, two large established pharmaceutical companies will enter into a collaborative agreement to mitigate a risk or combine two existing drugs into a new single dose drug.  The focus is on (i) how to determine whether a collaborative agreement is within the scope of this issue; (ii) how costs incurred and revenue generated on sales to third parties should be reported by the partners to joint development agreements in each of their respective income statements; (iii) how sharing payments made to, or received by, a partner pursuant to a collaborative agreement should be presented in the income statement; and (iv) the disclosures that should be required, if any, related to the combined sales and expenses of the partners to a collaborative agreement that are used to compute the payments made/received.  The EITF decided to change the effective date of this issue to become effective for fiscal years beginning after December 15, 2008.  This consensus is not expected to have a material effect on the Company's results of operations or financial position.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies."  The SOP defines investment companies for the application of the AICPA Audit and Accounting Guide on investment companies and provides guidance about whether an investment company's parent should retain investment-company accounting in its consolidated financial statements.  Under investment-company accounting, most assets are carried at fair value with changes in fair value reflected currently in earnings.  The SOP was scheduled to be effective for fiscal years beginning on or after December 15, 2007.  At its February 14, 2008 meeting, the FASB adopted FASB Staff Position No. SOP 07-1-1 that indefinitely defers the effective date of SOP No. 07-1, to allow the FASB time to address certain implementation issues.  The Company has reviewed this SOP and does not expect that the impact, if any, of the SOP on the Company's results of operations or financial position will be significant.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities."  This statement requires enhanced disclosures about an entity's derivative and hedging activities.  Enhanced disclosures include (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.  SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  This statement encourages but does not require comparative disclosures for earlier periods at initial adoption.  The adoption of this statement is not expected to have a material effect on the Company's results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets."  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets."  The FSP is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited.  The Company has reviewed this FSP and does not expect significant changes to the useful lives of its intangible assets.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles."  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles.  The statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to Auditing Standards Section No. 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles."  The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities."  This FSP requires share-based compensation awards that qualify as participating securities to be included in basic earnings per common share using the two-class method.  Participating securities are securities that may participate in undistributed earnings with common stock in its current form, whether the participation is conditioned upon the occurrence of a specific event or not.  FSP No. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 and is to be applied retrospectively.  The adoption of this FSP is not expected to have a material effect on the Company's financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets."  This FSP amends SFAS No. 132(R) to require more detailed disclosure about employers' plan assets, including an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets.  This FSP is effective for fiscal years ending after December 15, 2009.  The Company continues to review this FSP and has not yet determined the impact, if any, of its adoption on the Company’s financial statements.

In December 2007, the SEC adopted a final rule to accept from foreign private issuers in their filings with the SEC financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") without reconciliation to U.S. GAAP.  Current requirements regarding the reconciliation to U.S. GAAP do not change for a foreign private issuer that files its financial statements with the Commission using a basis of accounting other than IFRS as assigned by the IASB.  The rule became effective March 4, 2008.

Since 2002, when Alcon became subject to SEC regulations, we have prepared the financial statements included in our filings in accordance with U.S. GAAP, and we expect to continue preparing our financial statements using that basis of accounting under the present circumstances.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Below is information with respect to our current directors and officers and their ages as of March 1, 2009.  Unless otherwise indicated, the business address of all of our directors and officers is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland.

Name	Age	Title

Cary R. Rayment	61	Chairman, President, Chief Executive Officer and Director
Dr. Werner J. Bauer	58	Director
Paul Bulcke	54	Director
Francisco Castañer	64	Vice Chairman and Director
Lodewijk J.R. de Vink	64	Director
Gerhard N. Mayr	62	Director
Thomas G. Plaskett	65	Director
James Singh	62	Director
Daniel Vasella, M.D.	55	Director
Stefan Basler	54	Attorney-in-Fact (Prokurist)
Joanne Beck	51	General Manager (Direktor)
Richard J. Croarkin	54	Senior Vice President, Finance and Chief Financial Officer
Martin Schneider	49	Attorney-in-Fact (Prokurist)
Elaine E. Whitbeck	54	General Counsel and Corporate Secretary

Joseph M. Weller resigned from our board of directors at the annual general meeting held on May 6, 2008.  Paul Polman resigned from our board of directors effective September 6, 2008.

On January 8, 2009, Cary Rayment announced his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009.  Alcon entered into a service agreement with Mr. Rayment commencing April 1, 2009 under which he will continue to serve as a director and the non-executive chairman of the board.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009.  Mr. Buehler will also be nominated as a board member for shareholders' election at the Annual General Meeting on May 5, 2009.

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

Paul Bulcke.  Mr. Bulcke joined the Alcon, Inc. board in May 2008.  He has served as Chief Executive Officer of Nestlé S.A. since April 2008.  He began his career in 1977 as a financial analyst for Scott Graphics International in Belgium before moving to the Nestlé group in 1979 as a marketing trainee.  From 1980 to 1996 he held various marketing, sales and division functions in Nestlé Peru, Nestlé Ecuador and Nestlé Chile before moving back to Europe as Managing Director of Nestlé Portugal.  Between 1998 and 2003, he was Managing Director of Nestlé Czech and Slovak Republic, and then Nestlé Germany.  In 2004, he was appointed as Executive Vice President, responsible for Zone Americas. Mr. Bulcke serves as a director of Nestlé S.A. and Co-Chairman of the Supervisory Board of Cereal Partners Worldwide.

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

Gerhard N. Mayr.  Mr. Mayr joined the Alcon, Inc. board in May 2007.  Mr. Mayr began his career in 1972 with Eli Lilly & Company as a sales representative in West Germany.  Since then, he has held several sales, marketing and general management positions in Europe, the Middle East and the United States.  He became Vice President of European operations in 1986, progressively increasing his responsibilities in the following years, and was appointed President of Eli Lilly International in 1993.  He served in that position until 1997.  From 1997 to 1999, he served as President, Intercontinental Operations with responsibilities for Asia, Japan, Australia, South/Central America and Canada.  Mr. Mayr was named Executive Vice President in 1999 with responsibility for global pharmaceutical operations.  He retired from Eli Lilly in 2004.  Mr. Mayr is a member of the board of directors of Lonza Group Ltd., Basel, OMV AG, Vienna, and UCB S.A., Brussels.

Thomas G. Plaskett.  Mr. Plaskett joined the Alcon, Inc. board in May 2003.  In September 2003, the board affirmed Mr. Plaskett as the "audit committee financial expert."  Since 1991, Mr. Plaskett has served as Chairman of Fox Run Capital Associates, a private consulting firm, focusing on financial advisory and consulting services for emerging companies. Previously, he was Chairman, President and Chief Executive Officer of Pan Am Corporation from 1988 to 1991, and President and Chief Executive Officer of Continental Airlines from 1986 to 1987.  Also, during the period from 1974 to 1986, he held several senior management positions at American Airlines and AMR Corporation, including Senior Vice President of Marketing and Senior Vice President of Finance and Chief Financial Officer.  He also was Vice-Chairman of Legend Airlines from 1996 to 2000.  Mr. Plaskett is a director of Novell Corporation; non-executive Chairman of Platinum Research Organization; director of RadioShack Corporation; director of Signet LTD; and a director of several privately held companies.

James Singh. Mr. Singh joined the Alcon, Inc. board in July 2008.  He has served as Executive Vice President and Chief Financial Officer of Nestlé S.A since January 2008.  He began his career in 1977 as a financial analyst for Nestlé Canada.  From 1980 to 1995, he held various positions relating to finance and treasury in Nestlé Canada.  Between 1995 and 2000, he was Executive Vice President and Chief Financial Officer of Nestlé Canada.  Between 2000 and 2008, he was Senior Vice President, Acquisitions and Business Development of Nestlé S.A. during which period he was, amongst others, involved in Alcon's IPO in 2002.

Daniel Vasella, M.D. Dr. Vasella joined the Alcon, Inc. board in July 2008.  Since 1996, Dr. Vasella has served as Chief Executive Officer of the Novartis Group and as executive member of the Board of Directors of Novartis AG.  In 1999, he additionally was appointed Chairman of the Board of Directors of Novartis AG.  After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the United

States in 1988.  From 1993 to 1995, Dr. Vasella advanced from Head of Corporate Marketing to Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd. In 1995 and 1996, Dr. Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd.  Dr. Vasella is a member of the Board of Directors of PepsiCo, Inc., United States.

The board of directors plans to nominate the following individual for election as a director at the annual general meeting of shareholders set for May 5, 2009:

Hermann Wirz.  Mr. Wirz is proposed to be elected to the board of directors as a replacement for Paul Polman who resigned from Alcon’s board of directors effective September 6, 2008.  Mr. Polman was a member of the class of directors whose term of office would expire in 2011.  Mr. Wirz is proposed to be elected to the board of directors for a two-year term of office.

Mr. Wirz began his career in 1968 in financial and management accounting for Electrical Company Lucerne Switzerland.  From 1969 through 1971, he held a management accounting position for Shell Switzerland.  He joined Nestlé in 1972 and worked in industrial accounting and budgeting functions for Nestlé England, Spain and Venezuela.  He subsequently was appointed Manager Operational Control Latin America for Nestec Switzerland in 1980 and in 1984 was promoted to Director of Finance & Control for Nestlé Peru, and for Nestlé Venezuela in 1989.  Mr. Wirz was appointed Executive Vice President and Chief Financial Officer of Nestlé Mexico in 1995 and served in that position through 2000.  In 2001, he was appointed Chief Accounting Officer (Senior Vice President as Head of Group Accounting and Reporting) for Nestlé S.A., Switzerland.  He was a member of the Swiss Chamber of Commerce in Peru, Venezuela and Mexico and also a member of the Admission Board of the Swiss Stock Exchange.  He achieved his degree in Business Administration from Lucerne, Switzerland, and has completed the Programme for Executive Development at the International Institute for Management Development (IMD) in Lausanne, Switzerland.

Under the terms of the Shareholders Agreement (as defined in Item 7.B. "Related Party Transactions") that Nestlé entered into with Novartis in connection with Nestlé's sale of 74,061,237 Alcon, Inc. common shares to Novartis, the parties agreed to use their reasonable best efforts to cause the number of our board of directors to be ten; subject to election and the due qualification of such individuals as directors, our board of directors shall be comprised of (A) one individual designated by Novartis, (B) five individuals designated by Nestlé, (C) three individuals nominated by the Nominating/Corporate Governance Committee that qualify as independent directors and who are not Novartis or Nestlé  designees and (D) the Chief Executive Officer of Alcon, Inc.  If a Nestlé-nominated director resigns from office, Nestlé will have the right to nominate a replacement director.  If a Novartis-nominated director resigns from office, Novartis will have the right to nominate a replacement director.  Any vacancies among our independent directors will be filled by another independent person who will be nominated by the full board of directors.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009.  Mr. Buehler will also be nominated as a board member for shareholders' election at the Annual General Meeting on May 5, 2009 and, if elected, the board of directors will expand from ten to eleven members.

Part C of this Item 6 includes information about the staggered terms of office for our board of directors and re-election limits for non-executive directors.

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

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. and their ages as of March 1, 2009.  Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Age	Title

Cary R. Rayment	61	Chairman, President and Chief Executive Officer
Richard J. Croarkin	54	Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer
Keven J. Buehler	51	Senior Vice President, Global Markets and Chief Marketing Officer
Dr. Sabri Markabi	50	Senior Vice President, Research & Development and Chief Medical Officer
Ed McGough	48	Senior Vice President, Global Manufacturing and Technical Operations
Elaine E. Whitbeck	54	Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary

On January 8, 2009, Cary Rayment announced his retirement as President and Chief Executive Officer of Alcon Laboratories, Inc. effective March 31, 2009.  On the same day, Kevin Buehler was named President and Chief Executive Officer of Alcon Laboratories, Inc. effective April 1, 2009.

Dr. Gerald D. Cagle retired as Senior Vice President, Research and Development and Chief Scientific Officer from the Company effective June 30, 2008.

Cary R. Rayment.  See "– Directors" above.

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

Mr. Croarkin joined Alcon from Nestlé Waters North America, where he served as Executive Vice President Finance and Chief Financial Officer.  With Nestlé Waters North America since 1994, his responsibilities included financial planning, treasury, accounting, controls, credit, information systems and acquisitions.  Nestlé Waters North America experienced an expansion of operating profit margin in excess of 80% under his leadership.  Prior to joining Nestlé Waters North America, Mr. Croarkin worked for PepsiCo Incorporated for 11 years, where he served in a number of global senior financial positions including Chief Financial Officer and Vice President Finance for Pepsi Latin America and for Pepsi Canada.  Mr. Croarkin began his career with AMAX, Inc., working in treasury, corporate development and planning-related positions.

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

Dr. Sabri Markabi.  Dr. Markabi joined Alcon Laboratories, Inc. as Senior Vice President of Research and Development on March 27, 2008 and was further appointed Chief Medical Officer of Alcon Laboratories, Inc. on July 1, 2008.  He served as a staff neurologist on the faculty of the University Hospital in Tours, France.  In 1991, he joined CIBA-GEIGY and assumed positions of increasing responsibilities in France, Switzerland, and most recently, New Jersey.  In 2004 he was appointed Vice President, Global Head of Development for the Ophthalmic Business Unit of Novartis AG, where he oversaw the Development organization including research and development strategy, experimental medicine, clinical development and regulatory affairs.

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

Elaine E. Whitbeck.  Ms. Whitbeck has served as Corporate Secretary and General Counsel of Alcon, Inc. since February 18, 2003.  Ms. Whitbeck is Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary for Alcon Laboratories, Inc. and its affiliates.  Ms. Whitbeck has been with the Company for over 23 years.  Ms. Whitbeck is responsible for all legal matters of the Company.  Prior to joining the Company, Ms. Whitbeck was the Director of Legal Operations and Shareholder Services for Mary Kay Cosmetics, Inc.  Prior to joining Mary Kay Cosmetics, Inc., Ms. Whitbeck was a trial attorney with the Dallas law firm of Vial, Hamilton, Koch & Knox.  Ms. Whitbeck is a board member of Prevent Blindness America-Texas Chapter, the Lena Pope Home (child protection and adoption) and ORBIS INTERNATIONAL (the "Flying Eye Hospital").

B.	COMPENSATION

We provide our board of directors with compensation and benefits that will attract and retain qualified directors.  In 2008, all members of our board of directors, except for our Chairman, President and Chief Executive Officer, received an annual cash retainer of $85,000 with an additional $15,000 for the audit committee chairperson.  We refer to a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director.

In 2008, the numbers of share-settled stock appreciation rights ("SSARs") and restricted share units awarded to non-employee directors were determined by multiplying $125,000 by 50% for SSARs and by 50% for restricted share units.  The 50% portion for SSARs was divided by the expected Black-Scholes value of an option to purchase one common share on the date of grant.  The 50% portion for restricted share units was determined using the discounted value of one common share on the date of grant.  Each of the non-employee directors, other than Dr. Vasella, was awarded 1,500 SSARs and 425 restricted share units in 2008.  As Dr. Vasella joined the board in July 2008, he was awarded 1,350 SSARs and 375 restricted share units in 2008.  In 2009, we expect to award our non-employee directors SSARs and restricted share units, allocated at a similar ratio of 50/50.  In the fiscal years ended December 31, 2008, 2007 and 2006, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above.

We have service contracts with two of our directors and/or nominees.  Alcon entered into a service agreement with Cary Rayment commencing April 1, 2009 under which he will continue to serve as a director and the non-executive chairman of the board after his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009.  Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. and Alcon Laboratories, Inc. effective April 1, 2009 and has an employment agreement with Alcon Laboratories, Inc.  Additional information pertaining to these agreements has been provided under Item 10.C, "Material Contracts," of this annual report.  In addition, Timothy R.G. Sear, our former Chairman and Chief Executive Officer, will continue to be provided an office by the Company through May 2010.

During 2008, the executive officers received a combination of SSARs, restricted share units and performance share units from Alcon, Inc. as indicated in this Compensation section.  In 2009, we expect to grant our executive officers SSARs, restricted share units and performance share units, allocated at a ratio of 50% as SSARs and 25% each as restricted share units and performance share units.

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2008, 2007 and 2006 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards			Payouts
							Per-
					Restricted	Securities	formance		All
				Other	Share	Under-	Share		Other
				Compensa-	Unit	lying	Unit	LTIP	Compensa-
		Salary	Bonus	tion	Awards	SSARs	Awards	Payouts	tion
Name	Year	($)	($) (1)	($) (2)	($) (3)	(#) (4)	(#) (5)	($) (6)	($) (7)

Cary R. Rayment	2008	1,250,000	1,375,000	41,650	2,025,872	100,621	13,731	--	187,743
	2007	1,083,333	1,250,000	44,020	2,074,076	125,211	--	--	361,166
	2006	975,000	950,000	44,221	1,692,579	95,652	--	1,670,551	314,641

Richard J. Croarkin (8)	2008	550,000	170,000	21,580	383,014	19,021	2,596	--	64,822
	2007	208,333	--	107,863	173,216	9,972	--	--	24,882

Dr. Gerald D. Cagle (9)	2008	315,000	455,000	19,274	459,587	22,825	3,115	--	638,049
	2007	627,341	430,000	40,363	626,166	37,800	--	--	153,920
	2006	610,000	397,175	42,008	584,758	33,043	--	2,610,277	165,280

Dr. Sabri Markabi (10)	2008	380,769	--	15,573	668,865	16,916	--	--	42,562

Kevin J. Buehler	2008	570,833	390,000	31,580	446,751	22,191	3,028	--	(123,447)
	2007	485,833	275,000	30,500	469,624	28,350	--	--	129,974
	2006	405,833	277,875	36,354	261,531	14,783	--	196,535	200,239

Elaine E. Whitbeck	2008	492,500	300,000	35,474	357,489	17,753	2,423	--	44,691
	2007	448,333	260,000	36,161	391,288	23,625	--	--	129,525
	2006	409,167	213,938	34,838	307,742	17,391	--	626,574	129,551

Ed McGough(11)	2008	380,000	190,000	27,732	204,195	10,145	1,384	--	43,481
	2007	256,629	150,514	29,381	89,956	5,434	--	--	57,300
	2006	227,542	90,692	26,667	58,500	3,304	--	313,287	50,825

(1)	Bonus paid in 2008 was for 2007 performance. Bonus paid in 2007 was for 2006 performance. Bonus paid in 2006 was for performance in 2005.

(2)	Includes payments made for car allowance, financial consulting services, executive physicals and other allowances. Also included are additional payments related to relocation for Mr. Croarkin in 2007.

(3)
Restricted share units were granted in 2008; restricted shares were granted in 2007 and 2006.  The value shown is as of the grant date.  Summarized below are the total restricted share units and restricted shares outstanding at December 31, 2008 and the value by vesting date.  The value is based on the closing price of the shares on the NYSE on December 31, 2008.  The holders of restricted share units do not have voting rights but have the right to receive a dividend equivalent thereon.  The holders of restricted shares have voting rights and the right to receive a dividend equivalent thereon.

	Total Restricted	Total Restricted	Value	Value	Value
	Share Units	Shares	Vesting	Vesting	Vesting
Name	at 12/31/08(#)	at 12/31/08 (#)	in 2009 ($)	in 2010 ($)	in 2011 ($)

Cary R. Rayment	13,731	29,658	1,228,325	1,416,872	1,224,668
Richard R. Croarkin	2,596	1,265	--	112,825	231,537
Dr. Gerald D. Cagle	--	--	--	--	--
Dr. Sabri Markabi	4,617	--	137,263	137,263	137,264
Kevin J. Buehler	3,028	5,725	189,796	320,816	270,067
Elaine E. Whitbeck	2,423	5,501	223,332	267,302	216,107
Ed McGough	1,384	1,165	42,454	61,452	123,439

(4)	Share-settled stock appreciation rights were granted in 2008, 2007 and 2006.

(5)
The 2008 performance share unit awards have a cumulative three-year performance period from 2008 through 2010.  The award represents 25% of each participant's total equity award value granted in 2008.  The table below represents the potential number of performance share units to be paid in Alcon shares at minimum, target and maximum.

		Estimated Future Performance Share Unit Payout
Name	Grant Date	Minimum #	Target #	Maximum #

Cary R. Rayment	02/11/2008	--	13,731	27,462
Richard J. Croarkin	02/11/2008	--	2,596	5,192
Dr. Gerald D. Cagle	02/11/2008	--	3,115	6,230
Dr. Sabri Markabi		--	--	--
Kevin J. Buehler	02/11/2008	--	3,028	6,056
Elaine E. Whitbeck	02/11/2008	--	2,423	4,846
Ed McGough	02/11/2008	--	1,384	2,768

(6)
At the time of the IPO in March 2002, employees had to make an election to convert units received under the 1994 Phantom Stock Plan to Alcon restricted shares.  All persons named in the Summary Compensation Table elected to convert, with the exception of Mr. Buehler.  Mr. Croarkin and Dr. Markabi were not Alcon employees prior to 2007.  The 2006 long term incentive plan ("LTIP") payments reflect restricted shares vested in 2006 that were received upon conversion of Phantom Stock Plan units in 2002, except for Mr. Buehler who elected not to convert and received payment according to the 1994 Phantom Stock Plan.  All obligations under the Phantom Stock Plan were met in 2006.

(7)
Provides the aggregate amount of employer contributions to the Alcon 401(k) and Retirement Plans, including Company contributions and earnings on allocations made to the Excess 401(k) Plan, additional compensation for premiums paid for Executive Universal Life Insurance and the Umbrella Liability Insurance and earnings (losses) on salary and/or bonus deferrals made under the non-tax qualified Executive Deferred Compensation Plan.

(8)	Mr. Croarkin was named Senior Vice President, Finance and Chief Financial Officer of Alcon, Inc. in August 2007.

(9)	Dr. Cagle retired as Senior Vice President, Research and Development and Chief Scientific Officer of Alcon Laboratories, Inc. effective June 30, 2008.

(10)	Dr. Markabi joined Alcon in March 2008 and was appointed Senior Vice President, Research and Development and Chief Medical Officer of Alcon Laboratories, Inc. in July 2008.

(11)	Mr. McGough was appointed Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. effective January 1, 2008.

SSAR Grant Table

The following table sets forth the SSARs granted during 2008.

	Alcon	% of Total			Grant Date
	SSARs	Options/SSARs	Exercise or		Present
	Granted #	Granted	Base Price	Expiration	Value
Name	(1)	Employees in 2008	($)	Date	($) (2)

Cary R. Rayment	100,621	8.42%	147.54	02/11/2018	3,863,041
Richard J. Croarkin	19,021	1.59%	147.54	02/11/2018	730,254
Dr. Gerald D. Cagle	22,825	1.91%	147.54	02/11/2018	876,297
Dr. Sabri Markabi	16,916	1.42%	144.87	04/03/2018	641,167
Kevin J. Buehler	22,191	1.86%	147.54	02/11/2018	851,957
Elaine E. Whitbeck	17,753	1.49%	147.54	02/11/2018	681,573
Ed McGough	10,145	0.85%	147.54	02/11/2018	389,487

(1)
SSARs were granted in 2008 pursuant to the 2002 Alcon Incentive Plan as amended.  In general, these share-based instruments will vest in full on the third anniversary of the date of grant, or upon a participant's death or permanent disability.  Where the termination of employment is due to retirement, vesting will occur according to the normal vesting schedule.  Upon the involuntary termination of a participant's employment with Alcon (not as a result of disability or death), all vested instruments will be exercisable for 30 days; all unvested and unexercised instruments will be forfeited.  Where the termination of employment is due to death or disability, the instruments may be exercisable for 60 months not to exceed the remaining term.  Upon voluntary termination, all unexercised instruments will be forfeited.

(2)
Based on the Black-Scholes model of option valuation to determine grant date "fair value," as prescribed under Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."  The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model.  The following assumptions were used in the Black-Scholes model: expected volatility, 29.5%; risk-free interest rate, 2.67% to 2.75%; dividend yield, 1.5%; expected life, 5 years.

Aggregated Option/SSAR Exercises in Last Fiscal Year and Fiscal Year End Option/SSAR Value Table

	Shares		Number of Securities Underlying		Value of Unexercised In-the-
	Acquired	Value	Unexercised Options/SSARs		Money Options/SSARs
	on	Realized	at 12/31/08 (#)		at 12/31/08($)
Name	Exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Cary R. Rayment	55,000	6,682,495	259,400	321,484	3,899,046	--
Richard J. Croarkin	--	--	--	28,993	--	--
Dr. Gerald D. Cagle	--	--	177,341	93,668	3,848,245	--
Dr. Sabri Markabi	--	--	--	16,916	--	--
Kevin J. Buehler	25,000	2,354,500	57,477	65,324	755,851	--
Elaine E. Whitbeck	--	--	30,477	58,769	310,561	--
Ed McGough	--	--	16,327	18,883	294,948	--

Pension Plans

Messrs. Rayment, Buehler and McGough and Dr. Cagle and Ms. Whitbeck participate in the nonqualified Executive Salary Continuation Plan ("ESCP").  The ESCP is unfunded and non-contributory and provides for a fixed retirement benefit based on the participant's years of participation service under the plan, using the average of the annual base compensation in effect in the year of separation from service and for the two years preceding such year of separation.  Benefits are payable upon retirement after the accumulated participation of at least 10 years of service and upon reaching age 55 (with penalties) or at the normal retirement age of 62.  Annual compensation includes the amount shown as annual base salary in the Summary Compensation Table.

The ESCP benefit formula is 3% of a participant's final three-year average annual base compensation times years of participation, up to a maximum of 20 years.  A participant must attain at least 10 years of participation service in order to have a vested benefit.

In December 2003, the board of directors approved a new nonqualified Alcon Supplemental Executive Retirement Plan ("ASERP").  If certain conditions are met, the ASERP provides for a maximum benefit of up to 30% of the final three-years' average base salary and bonus at retirement, less an offset for Social Security benefits, payable for the remaining life of the participant.  Effective January 1, 2004, all new participants began to participate in the ASERP.  Existing ESCP participants continued to accrue benefits under the ESCP through December 31, 2008; thereafter, ESCP participants began to accrue benefits for future service under the provisions of the ASERP; however, the normal form of payment for benefits accrued under ASERP by current ESCP participants will be a single life annuity with a 50% surviving spouse's benefit.  Mr. Croarkin participates in the ASERP.  Dr. Markabi was not eligible to participate at December 31, 2008.  ESCP participants with the maximum participation of 20 years service at December 31, 2008 will not participate in the ASERP.  Participants are limited to 20 years participation service credit under the ESCP and the ASERP.

		Number of Years	Present Value of
Name	Plan Name	Credited Service (#)	Accumulated Benefit ($)

Cary R. Rayment	ESCP	20	10,503,117
Richard J. Croarkin	ASERP	5	--
Dr. Gerald D. Cagle	ESCP	20	6,007,212
Dr. Sabri Markabi	--	--	--
Kevin J. Buehler	ESCP/ASERP	18	2,328,907
Elaine E. Whitbeck	ESCP/ASERP	19	2,684,439
Ed McGough	ESCP/ASERP	13	861,757

The plans have been operated in "good faith compliance" with Section 409A of the Code and the guidance thereunder from the period January 1, 2005 to January 1, 2008.  The ESCP and ASERP were amended to comply with Section 409A of the Internal Revenue Code effective January 1, 2008.

The Company provides for all employees (i) the Alcon 401(k) Plan under which Alcon will match dollar-for-dollar the first 5% of compensation contributed by each employee, and (ii) the Alcon Retirement Plan, into which Alcon automatically contributes an amount equal to 7% of each employee's compensation.  Contributions to both plans are subject to the applicable legal limits.  The Company also has established a "401(h) account" under the Alcon Retirement Plan to contribute tax deductible funds to be used to fund the Company's Retiree Medical Plan.

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

Amendments

Our board of directors has the authority to amend the 2002 Alcon Incentive Plan at any time, provided that no amendment increases the number of our common shares subject to the 2002 Alcon Incentive Plan to an amount exceeding the existing conditional capital.  An increase in the amount of conditional capital requires shareholder approval.

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

In December 2008, our board of directors amended the 2002 Alcon Incentive Plan to remove the requirement for board consent for retirements under this plan.  This amendment is effective as of January 1, 2009.  In addition, a provision was added stating that no change to the definition of "retirement," as provided under this plan, relative to an executive officer or director of the Company shall occur without prior approval of the board.  The board amended the award agreements to provide for a "double trigger" upon a change-of-control.  For awards after January 1, 2009, vesting will accelerate upon the occurrence of both a change-of-control and either involuntary termination, other than "for cause," or voluntary termination for "good reason" within six months preceding or two years following the change-of-control.

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

Shares Reserved for Awards

Under the 2002 Alcon Incentive Plan, a total of up to 30 million common shares may be issued for awards.  Through December 31, 2008, approximately 16.7 million of these common shares had been issued under this plan.

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

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder to receive an amount equal to the difference between the fair market value and the grant price.  The compensation committee will recommend to our board of directors for approval the number of stock appreciation rights to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria.  The amount may be settled either in stock or in cash, as designated by the award agreement.  Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement (as defined in the 2002 Alcon Incentive Plan).  Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder's retirement, but will vest according to the regular vesting schedule.  Upon the involuntary termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for 30 days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively.  Some vesting requirements have been modified in accordance with local laws and the approval of the board.  Upon voluntary termination of employment, all stock appreciation rights (vested and unvested) forfeit on the date of termination.  Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares/Restricted Share Units

The Company may grant restricted shares/restricted share units.  Restricted shares are common shares granted to a participant subject to restrictions determined by the board of directors.  Restricted share units entitle the recipient to receive a specified number of common shares or the cash equivalent equal to the fair market value of such shares on the date of vesting.  A restricted share or restricted share unit will vest and become transferable upon satisfaction of the conditions set forth in the restricted share/restricted share unit award agreements.  Restricted share/restricted share unit awards will be forfeited if a recipient's employment terminates prior to vesting of the award.  The compensation committee will recommend to our board of directors for approval the number of restricted share/restricted share unit awards to grant, applicable vesting schedule, term and any applicable performance criteria.  Unless otherwise specified in the restricted share/restricted share unit award agreements, restricted share/restricted share unit awards will vest upon a holder's death or permanent disability or retirement at or after age

62.  Vesting of restricted share awards/restricted share unit awards upon a holder's retirement after age 55 with 10 years of service and prior to age 62 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining shares/share units being forfeited.  Holders of restricted shares will have voting rights and receive dividend equivalents prior to vesting.  Holders of restricted share units have no voting rights and receive dividend equivalents prior to vesting.

Performance Share Units

Performance share units vest upon a service requirement and achievement of specific Alcon business objectives as selected by the Compensation Committee in its discretion and approved by Alcon's board of directors.  The metrics for the 2008 grant consist of cumulative earnings per share ("EPS") growth target with relative total shareholder return ("TSR") as a modifier, both of which are measured over a three-year period.  At the beginning of the performance period, the Compensation Committee establishes a total equity award value for each participant.  The performance share unit portion reflects 25% of the established total value.  The actual value of the units awarded to the employee will be adjusted based on Alcon’s cumulative EPS and TSR during the three-year performance period.  The adjustment will be accomplished by multiplying the target award by the applicable EPS award percentage and the TSR multiplier, which may result in an award from 0 to 200%.  The compensation committee will recommend to our board of directors for approval the number of performance share units to grant, applicable vesting schedule, term and any applicable performance criteria.  Unless otherwise specified in the award agreement, the performance share unit awards will vest upon a holder's death or permanent disability or retirement at or after age 62.  Vesting of performance share unit awards upon a holder's retirement after age 55 with 10 years of service and prior to age 62 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining performance share units being forfeited.  Holders of performance share units have no voting rights and do not receive dividend equivalents prior to vesting.

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

Change-of-Control Provisions

In the event of a change-of-control (as defined under the 2002 Alcon Incentive Plan), the following events will occur for annual share-based awards granted prior to December 31, 2008, if the agreement covering the award so provides:

•	all stock options and stock appreciation rights will become fully vested and exercisable;

•	all restrictions on outstanding restricted shares and restricted share units will lapse;

•	all outstanding cash incentive awards will vest and be paid out on a prorated basis; and

•
all performance share unit awards will continue to vest under their original terms unless achievement of performance goals can no longer be measured, in which case 100% of each employee's awards vest upon completion of the individual service requirements.

For share-based awards granted on or after January 1, 2009, the board approved modifications to the change-of-control provisions.  Vesting of future awards will accelerate upon the occurrence of  both a change-of-control and either involuntary termination, other than "for cause," or voluntary termination for "good reason" within six months preceding or two years following the change-of-control.

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

The DCP was amended in 2005 for compliance with IRC Section 409A, which was created as part of The American Jobs Creation Act of 2004.  The DCP has been operated in "good faith compliance" with Section 409A of the Code and the guidance thereunder from the period January 1, 2005 to January 1, 2008.  The DCP was further amended to comply with Section 409A of the Internal Revenue Code effective January 1, 2008.

Alcon Excess 401(k) Plan

The Company adopted the Alcon Excess 401(k) Plan effective January 1, 2004.  This plan provides deferral of excess employer contributions that cannot be made to the Alcon 401(k) and Alcon Retirement Plans because of limitations under the U.S. Internal Revenue Code of 1986.

The Alcon Excess 401(k) Plan has been operated in "good faith compliance" with Section 409A of the Code and the guidance thereunder from the period January 1, 2005 to January 1, 2008.  The Alcon Excess 401(k) Plan was amended to comply with Section 409A of the Internal Revenue Code effective January 1, 2008.

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

Shares Reserved for Awards

Approximately 60,000 of the 30 million common shares under the 2002 Alcon Incentive Plan were allocated for awards to non-employee directors.

Annual Awards

Every year, each non-employee director will receive share-based awards with a current value of $125,000 based upon Black-Scholes value of Alcon's stock and options or other valuation methodology.

C.	BOARD PRACTICES

Board Composition

Under the terms of the Separation Agreement (further discussed in Item 7.B, "Related Party Transactions") that we entered into with Nestlé in connection with the initial public offering in March 2002, Nestlé had the right to nominate four members of our board of directors for so long as it owns at least a majority of our outstanding common shares.  Nestlé also has agreed in the Separation Agreement to vote all of the common shares it owns in favor of three nominees for election to our board of directors who are not otherwise affiliated with either Nestlé or Alcon for so long as it owns at least a majority of our outstanding common shares.

Under the terms of the Shareholders Agreement (as defined in Item 7.B, "Related Party Transactions") that Nestlé entered into with Novartis in connection with Nestlé's sale of 74,061,237 Alcon, Inc. common shares to Novartis, the parties agreed to use their reasonable best efforts to cause the number of our board of directors to be ten; subject to election and the due qualification of such individuals as directors, our board of directors shall be comprised of (A) one individual designated by Novartis, (B) five individuals designated by Nestlé, (C) three individuals nominated by the Nominating/Corporate Governance Committee that qualify as independent directors and who are not Novartis or Nestlé  designees and (D) the Chief Executive Officer of Alcon, Inc.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009.  Mr. Buehler will also be nominated as a board member for shareholders' election at the Annual General Meeting on May 5, 2009 and, if elected, the board of directors will expand from ten to eleven members.

Members of our board of directors generally are elected to serve three-year terms.  Members of our board of directors whose terms of office have expired shall be eligible for re-election.  Non-executive directors may only be appointed for up to three terms of office.  In 2002, our board of directors was divided into three classes serving staggered terms.  As a result, some of our directors will serve terms that are less than three years.  As their terms of office expire, the directors of one class will stand for election each year as follows:

•	Class I directors have terms of office expiring at the annual general meeting of shareholders in 2009. These directors are Paul Bulcke (director since 2008) and Gerhard N. Mayr (director since 2007).

•
Class II directors have terms of office expiring at the annual general meeting of shareholders in 2010.  These directors are Lodewijk J.R. de Vink (director since 2002), Francisco Castañer (director since 2001) and Werner Bauer (director since 2002); and

•
Class III directors have terms of office expiring at the annual general meeting of shareholders in 2011.  These directors are Thomas G. Plaskett (director since 2003), Cary R. Rayment (director since 2005), James Singh (director since 2008) and Daniel Vasella, M.D. (director since 2008).  A Class III director seat was vacated with the resignation of Paul Polman on September 6, 2008.  Hermann Wirz has been nominated by the board of directors to fill this seat subject to shareholders' election at the Annual General Meeting on May 5, 2009.

Our organizational regulations provide that directors will retire from office no later than the annual general meeting after their 72nd birthday.

Joseph M. Weller resigned from our board of directors at the annual general meeting held on May 6, 2008 and was replaced by Paul Bulcke per vote of the shareholders at that meeting.

Our board of directors currently consists of ten members (Hermann Wirz, Paul Polman's replacement to be voted on at the annual general meeting), including three independent directors; five directors that either are or have been affiliated with Nestlé; one director that is affiliated with Novartis; and the chairman of the board of directors, who is the chief executive officer of Alcon Laboratories, Inc. until April 1, 2009.  Thereafter, the chairman will continue to serve as director and non-executive chairman.  The shareholders will vote on the election of Kevin Buehler, who has been appointed as President and Chief Executive Officer of Alcon Laboratories, Inc. effective April 1, 2009, as a new member of the board and, if elected, the board will expand from ten to eleven members.

Under the terms of the Shareholders Agreement (as defined in Item 7.B. "Related Party Transactions"), Nestlé agrees, subject to its fiduciary obligations, to vote against approval of certain significant actions or direct the matter to a shareholder vote, if requested by Novartis.  For further details concerning the Shareholders Agreement, please refer to the following link at the SEC's web site: http://idea.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.idea.htm.

Consistent with the terms of the Shareholders Agreement and in order to avoid disclosure of Alcon's competitive/confidential information to Novartis, the board instituted modifications to our Organizational Regulations and Corporate Governance Guidelines.

Service Contracts

Cary Rayment is the only director on our board that has a service contract with the Company or any of its subsidiaries.  The contract with Cary Rayment does not provide for benefits upon termination.

On January 12, 2009, Alcon Laboratories, Inc. entered into an employment contract under which it is to employ Kevin J. Buehler as President and Chief Executive Officer of Alcon Laboratories, Inc. and Alcon, Inc. and, subject to shareholder approval, as a member of the Alcon, Inc. board of directors.  A discussion of the material terms of Mr. Buehler's employment agreement with the Company and certain benefits upon termination is set forth in Item 10.C, "Material Contracts," of this annual report.

Board Committees

Our board of directors has appointed an audit committee, a nominating/corporate governance committee, a compensation committee and an independent director committee.  Our board of directors also appointed a scientific advisory board, which is not a committee of our board of directors.

Audit Committee

The audit committee consists of three directors who are not otherwise affiliated with either Nestlé, Novartis or Alcon.  Our board of directors has determined that all members of the audit committee are independent as defined by the rules of the SEC and the listing standards of the NYSE.  The audit committee is currently comprised of Thomas G. Plaskett (Chairman), Lodewijk J.R. de Vink and Gerhard N. Mayr.  In September 2003, the board affirmed that Mr. Plaskett was the "audit committee financial expert" within the meaning of applicable SEC regulations.  The functions of this committee include ensuring proper implementation of the financial strategy as approved by the board of directors, reviewing periodically the financial results as achieved, overseeing that the financial performance of the group is properly measured, controlled and reported, and recommending any share repurchase program for approval by our board of directors, as well as:

•	review of the adequacy of our system of internal accounting procedures;

•	recommendations to the board of directors as to the selection of independent auditors, subject to shareholder approval;

•	discussion with our independent auditors regarding their audit procedures, including the proposed scope of the audit, the audit results and the related management letters;

•	review of the audit results and related management letters;

•	review of the services performed by our independent auditors in connection with determining their independence;

•	review of the reports of our internal and outside auditors and the discussion of the contents of those reports with the auditors and our executive management;

•	oversight of the selection and the terms of reference of our internal and outside auditors;

•	review and discussion of our quarterly financial statements with our management and our outside auditors; and

•	ensure our ongoing compliance with legal requirements, accounting standards and the provisions of the NYSE.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee shall consist of at least two directors who are not otherwise affiliated with either Nestlé, Novartis or Alcon, at least one director designated by Nestlé as long as Nestlé remains as Alcon, Inc.'s majority shareholder, inclusive of the vice chairman of our board of directors, and one director designated by Novartis for so long as it is a shareholder of Alcon, Inc. holding at least 10% of Alcon, Inc.'s then outstanding shares.  The nominating/corporate governance committee is currently comprised of Gerhard N. Mayr (Chairman), Francisco Castañer, Lodewijk J. R. de Vink, Thomas G. Plaskett and Daniel Vasella, M.D.  The functions of this committee include:

•
subject to certain nomination rights of Nestlé as provided in our organizational regulations and the Separation Agreement, and the Shareholders Agreement between Nestlé and Novartis (as defined in Item 7.B. "Related Party Transactions") identifying individuals qualified to become members of our board of directors and recommending such individuals to the board for nomination for election by the shareholders;

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

Compensation Committee

The compensation committee shall consist of at least two members of our board of directors who are not otherwise affiliated with either Nestlé, Novartis or Alcon, at least one member of our board of directors nominated by Nestlé as long as Nestlé remains as Alcon's majority shareholder, and one director designated by Novartis for so long as it is a shareholder of Alcon holding at least 10% of Alcon's then outstanding shares.  The compensation committee is currently comprised of Lodewijk J.R. de Vink (Chairman), Francisco Castañer, Thomas G. Plaskett, Gerhard N. Mayr and Daniel Vasella, M.D.  The functions of this committee include:

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

Independent Director Committee

Our organizational regulations provide that if any of the following transactions is proposed to be taken by Alcon, the board of directors shall form a special committee of no less than three independent directors who shall be responsible for protecting the interests of our minority shareholders and shall make recommendations to the board of directors with respect to:

•	a proposed merger, takeover, business combination or related party transaction of Alcon, Inc. with the majority shareholder or any group company of the majority shareholder;

•	a proposed bid for the minority shareholdings of Alcon by any entity owning a majority of our outstanding voting rights;

•	a proposed repurchase by us of all our shares not owned by an entity owning a majority of the outstanding voting rights of Alcon; or

•	any change to the powers and duties of the special committee of independent directors.

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

Scientific Advisory Board

The scientific advisory board is not a committee of our board of directors.  The scientific advisory board of Alcon's research and development division is composed of approximately twelve experts in the field of eye care, along with one representative each from Nestlé's technology group and Alcon's research and development division.  The scientific advisory board provides its technical expertise and counsel to forward-looking programs of Alcon.  Based on the members' extensive knowledge and experience base in the field, Alcon gains insights from the scientific advisory board regarding emerging medical treatment practices, treatment paradigms and trends that benefit the development of novel and innovative new products in the fields of ophthalmic pharmaceuticals and surgery and in contact lens care.

D.	EMPLOYEES

As of December 31, 2008, we employed approximately 15,400 full-time employees, including approximately 1,700 research and development employees, approximately 5,000 manufacturing employees and approximately 5,800 marketing, sales and customer support employees.  Currently, we believe that less than 600 of our workers in Belgium are represented by a union.  In other European countries, our workers are represented by works councils. We believe that our employee relations are good.

The following table indicates the approximate number of employees by location:

December 31,	Total	United States	International

2008	15,400	7,300	8,100
2007	14,500	7,100	7,400
2006	13,500	6,700	6,800

E.	SHARE OWNERSHIP

As of December 31, 2008, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares.  The following tables set forth the total number of vested and unvested shares and share options and share-settled stock appreciation rights owned by officers, directors and persons closely linked to them as of December 31, 2008.

			Total Number of
	Restricted	Beneficially Owned	Shares Owned
Name	Shares (1)	Shares	Direct or Indirectly

Cary R. Rayment	57,120	33,502	90,622
Dr. Werner J. Bauer	--	2,000	2,000
Paul Bulcke	--	250	250
Francisco Castañer	--	2,500	2,500
Lodewijk J.R. de Vink	1,025	5,000	6,025
Gerhard N. Mayr	700	--	700
Thomas G. Plaskett	1,025	604	1,629
James Singh	--	1,000	1,000
Dr. Daniel Vasella	375	--	375
Stefan Basler	236	--	236
Joanne Beck	1,123	200	1,323
Richard J. Croarkin	6,457	--	6,457
Martin Schneider	709	--	709
Elaine E. Whitbeck	10,347	--	10,347
Kevin J. Buehler	11,781	--	11,781
Dr. Gerald D. Cagle	3,115	64,307	67,422
Dr. Sabri Markabi	4,617	--	4,617
Ed McGough	3,933	--	3,933

(1)	Restricted shares also include restricted share units and performance share units, both settleable solely in shares.

Options and Share-Settled Stock Appreciation Rights Held by Officers and Directors

		Outstanding	Grant	Vesting	Term
Name	Year	(#)	Price ($)	Year	(Years)
Cary R. Rayment	2008	100,621	147.54	2011	10
	2007	125,211	130.56	2010	10
	2006	95,652	122.90	2009	10
	2005	152,400	79.00	2008	10
	2004	82,000	63.32	2007	10
	2004	25,000	80.20	2007	10

Lodewijk J. De Vink	2008	1,500	154.65	2011	10
	2007	2,000	132.91	2010	10
	2006	2,200	100.00	2009	10
	2005	3,000	97.89	2008	10
	2004	4,000	75.30	2007	10
	2003	4,500	41.71	2006	10
	2002	6,000	33.00	2005	10

Gerhard N. Mayr	2008	1,500	154.65	2011	10
	2007	2,000	132.91	2010	10

Thomas G. Plaskett	2008	1,500	154.65	2011	10
	2007	2,000	132.91	2010	10
	2006	2,200	100.00	2009	10
Continued on next page.

		Outstanding	Grant	Vesting	Term
Name	Year	(#)	Price ($)	Year	(Years)

Dr. Daniel Vasella	2008	1,350	167.95	2011	10

Stefan Basler(1)	2008	--	--	2011	10
	2007	1,063	130.56	2010	10
	2006	704	122.90	2009	10
	2005	1,751	79.00	2008	10
	2004	2,420	63.32	2007	10
	2003	3,000	36.39	2006	10
	2002	2,550	33.00	2005	10

Joanne F. Beck	2008	1,598	147.54	2011	10
	2007	2,717	130.56	2010	10
	2006	2,374	122.90	2009	10
	2005	5,418	79.00	2008	10
	2004	4,800	63.32	2007	10

Dr. Gerald D. Cagle	2008	22,825	147.54	2011	10
	2007	37,800	130.56	2010	10
	2006	33,043	122.90	2009	10
	2005	64,341	79.00	2008	10
	2004	103,000	63.32	2007	10
	2003	10,000	36.39	2006	10

Richard J. Croarkin	2008	19,021	147.54	2011	10
	2007	9,972	136.93	2010	10

Martin Schneider	2008	1,268	147.54	2011	10
	2007	1,417	130.56	2010	10
	2006	1,268	122.90	2009	10
	2005	2,709	79.00	2008	10
	2004	3,630	63.32	2007	10

Elaine E. Whitbeck	2008	17,753	147.54	2011	10
	2007	23,625	130.56	2010	10
	2006	17,391	122.90	2009	10
	2005	30,477	79.00	2008	10

Kevin J. Buehler	2008	22,191	147.54	2011	10
	2007	28,350	130.56	2010	10
	2006	14,783	122.90	2009	10
	2005	30,477	79.00	2008	10
	2004	12,000	63.32	2007	10
	2004	15,000	80.20	2007	10

Dr. Sabri Markabi	2008	5,638	144.87	2011	10
	2008	5,638	144.87	2010	10
	2008	5,640	144.87	2009	10

Ed McGough	2008	10,145	147.54	2011	10
	2007	5,434	130.56	2010	10
	2006	3,304	122.90	2009	10
	2005	8,127	79.00	2008	10
	2004	8,200	63.32	2007	10

(1)	Mr. Basler's 2002 and 2003 outstanding stock appreciation rights will be settled in cash.

Information on common shares, stock options and share-settled stock appreciation rights granted to officers and directors and on incentive compensation plans is included in Item 6.B "Compensation."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

At December 31, 2008, Nestlé owned 156,076,263, or approximately 52.3%, of the outstanding common shares of Alcon.  The common shares owned by Nestlé carry the same voting rights as other outstanding Alcon common shares.  Nestlé is not subject to any contractual obligation to retain its controlling interest in us.

At December 31, 2008, Novartis owned 74,061,237, or approximately 24.8%, of the outstanding common shares of Alcon.  The common shares owned by Novartis carry the same voting rights as other outstanding Alcon common shares.  Novartis is not subject to any contractual obligation to retain its interest in us.

See additional discussion of agreements between Nestlé and Novartis under "Risk Factors–Risks Related to Our Relationship with Nestlé."

At December 31, 2008, excluding treasury shares held by Alcon, three shareholders of record in Switzerland, including Nestlé and Novartis, held 230,137,600, or 77.1%, of the outstanding common shares of Alcon.

Other than Nestlé and Novartis, no shareholder reported beneficial ownership of 5% or more of Alcon's outstanding common shares at December 31, 2008.

B.	RELATED PARTY TRANSACTIONS

1.       Purchase and Option Agreement between Nestlé and Novartis

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

On April 6, 2008, Nestlé and Novartis also executed the Shareholders Agreement that provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of the sale, with one of the additional members designated by Nestlé and one designated by Novartis.  Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008, in Zug, Switzerland.  James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis's designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commence on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the Purchase and Option Agreement is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

2.       Separation Agreement with Nestlé

Alcon, Inc. entered into a Separation Agreement with Nestlé (the "Separation Agreement") prior to the initial public offering in March 2002.  This Separation Agreement governs certain pre-offering transactions, as well as the relationship between Alcon and Nestlé following this offering.  The Separation Agreement was filed as an exhibit to the initial registration statement.  The Separation Agreement is governed by and will be construed in accordance with the laws of Switzerland.  The Separation Agreement with Nestlé governs the business and legal relationship between Nestlé and Alcon.

Per Section 6.2 of the Shareholders Agreement between Nestlé and Novartis, upon the closing of the purchase and sale of the second stage shares referred to in the Purchase and Option Agreement ("Second Stage Closing"), Nestlé and Novartis agree to use their reasonable best efforts to cause Alcon to terminate the Separation Agreement provided that certain sections of the Separation Agreement will survive.

For further details about the Shareholders Agreement and the Purchase and Option Agreement, please refer to the following link at the SEC's web site: http://idea.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.idea.htm.

Included in this Section 7.B.2 is a summary of certain material provisions that are included in the Separation Agreement, as well as certain material provisions in the Shareholders Agreement and the Purchase and Option Agreement that impact the Separation Agreement:

(a)	Corporate Governance

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

The Shareholders Agreement also provides for the expansion of the Alcon board of directors from eight to ten members, with one of the additional members designated by Nestlé and one designated by Novartis.  Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland.  James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis's designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009.  Mr. Buehler will also be nominated as a board member for shareholders' election at the Annual General Meeting on May 5, 2009 and, if elected, the board of directors will expand from ten to eleven members.

For further details about corporate governance issues, please refer to Section 6.B of this report and to the Shareholders Agreement at http://idea.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.idea.htm.

(b)	Dividend Policy

Pursuant to the terms of the Separation Agreement, if our board of directors proposes to pay a dividend to shareholders, Nestlé has agreed to vote all of its shares in favor of such proposal so long as Nestlé holds at least a majority of our outstanding common shares.

Pursuant to the Shareholders Agreement, Nestlé shall not be required to take any action that would be inconsistent with its obligations in terms of dividend proposals under the Separation Agreement.  There is an exception for an extraordinary dividend, which may give Novartis certain rights under the Shareholders Agreement.

(c)	Intercompany Debt and Future Financings

The Separation Agreement contains provisions governing the refinancing of intercompany debt prior to the initial public offering in March 2002.  During 2002, Nestlé's role in our debt structure changed from being the largest direct lender to providing primarily indirect support of our third-party debts.  Through the course of 2008, we decreased our direct borrowings from Nestlé or its affiliates to $96.9 million at December 31, 2008 from $132.6 million as of December 31, 2007.

In 2002, we entered into a $2.0 billion U.S. commercial paper program (the "CP Program"), which had $622.3 million outstanding as of December 31, 2008.  Nestlé serves as the guarantor of the CP Program, for which they receive a fee as discussed in note 7 to the consolidated financial statements.  In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002.  Through this Services Agreement, the parties more formally documented the pre-existing CP Program.  The Services Agreement states that Nestlé will: (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.'s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.

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

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company.  At December 31, 2008, the total maximum permitted under these lines of credit was approximately $418.1 million.

Under the terms of the Shareholders Agreement between Nestlé S.A. and Novartis, the parties agreed upon the Second Stage Closing to (a) terminate the Separation Agreement subject to the survival of certain provisions; and to use reasonable best efforts to (b) cause Alcon to terminate the Commercial Paper Program Services Agreement and ensure that no new commercial paper notes that benefit from the Commercial Paper Guarantee will be issued following the Second Stage Closing; (c) cause Alcon to repay any Indebtedness they owe to Nestlé; (d) cause Alcon to use its reasonable best efforts to cause any Guarantees issued by Nestlé on behalf of Alcon  to be extinguished as soon as reasonably practicable after the Second Stage Closing with no further liability to Nestlé; and (e) cause Alcon to (i) terminate the cash pooling arrangements (the "Cash Pooling Arrangements") between Alcon and Nestlé and (ii) cause any Guarantees issued by Alcon on behalf of Nestlé relating to the lines of credit associated with the Cash Pooling Arrangements to be extinguished as soon as reasonably practicable after the Second Stage Closing with no further liability to Alcon.  Nestlé and Novartis also agreed that they shall, and shall use their reasonable efforts to cause Alcon to terminate the Services Agreement (as defined in the Shareholders Agreement as the "Investment Services Agreement"), provided that certain sections shall survive such termination for a period of 18 months after the Second Stage Closing Date.  Nestlé S.A. and Novartis also agreed that they shall, and shall use their reasonable efforts to cause their Affiliates (including Alcon), to terminate all other Shared Arrangements (other than the Remaining Shared Agreements), with certain provisions surviving such termination for a period of 18 months after the Second Stage Closing Date.  For further details about these terms and the definitions of the defined terms used above, please refer to Section 6.2 of the Shareholders Agreement at www.sec.gov/Archives/edgar/data/1114448/000110465908045488/0001104659-08-04548-index.htm.

(d)	Cash Management, Investment and Treasury Services

The Separation Agreement provides that Nestlé will continue to perform the cash management and treasury functions that it performed for us on the date of the Separation Agreement.  On January 1, 2004, we entered into the Services Agreement whereby Nestec S.A., an affiliate of Nestlé, provides certain additional treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction.  The

 Services Agreement may be terminated with 60 days' written notice.  This Services Agreement replaced a prior agreement with Nestlé to provide similar treasury and investment services during 2003.  Total fees paid for these services to Nestec S.A. for the years ended December 31, 2008, 2007 and 2006 were $0.9 million, $0.5 million and $0.7 million, respectively.

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time the Company's cash and cash equivalents included $707.0 million of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008, and in 2009 the Company reimbursed Nestlé, for a total of $5.2 million in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe).

Pursuant to the Shareholders Agreement, Nestlé and Novartis agreed that they shall, and shall use their reasonable efforts to cause Alcon, to terminate the Services Agreement (defined in the Shareholders Agreement as the "Investment Services Agreement"), provided that certain sections shall survive such termination for a period of 18 months after the Second Stage Closing Date.

(e)	Accounting and Reporting

Our consolidated financial statements are prepared in accordance with U.S. GAAP; Nestlé's consolidated accounts, consistent with past practice, will continue to be prepared in accordance with IFRS.  The Separation Agreement provides that we will establish adequate procedures allowing for the timely conversion of our financial statements to IFRS for inclusion in Nestlé's financial statements.

Since the Separation Agreement will be terminated upon the Second Stage Closing, Alcon then will no longer be obligated to convert our financial statements to IFRS for inclusion in Nestlé’s financial statements.

(f)	Allocation of Liabilities

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

Under the Shareholders Agreement, Alcon's obligation to indemnify Nestlé for certain liabilities will continue for 18 months following the Second Stage Closing Date.

In addition, we are part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for Swiss value-added tax liabilities of all other Group participants until the relevant statutes of limitation expire.

(g)         Contracts

The Separation Agreement contains provisions governing the continuation and termination of contracts between the Company and Nestlé (and its affiliates).

Depending on the nature of the contract, under the Shareholders Agreement, each contract either will be terminated in accordance with Legal Requirements following the Second Stage Closing Date, or continue through the remainder of its term and thereafter not be renewed.

(h)	Shared Sites

Three sites relating to the administration of our business continued to be shared with Nestlé in 2008.  These offices were located in Brazil, Norway and South Africa.

Pursuant to the terms of the Shareholders Agreement, these Shared Site Agreements will continue in effect for the remainder of their terms and will not be renewed.

(i)	Shared Services

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

In 2006, Nestlé provided risk management services, including business risk analysis/enterprise risk management workshops and accounting services.  In 2008 and 2007, Nestlé provided risk management consultation to the Company and will continue to do so in 2009.  The fees paid by the Company for these services were not material in 2008, 2007 and 2006.

In certain markets, the Company provides an affiliate of Nestlé with certain services, including but not limited to, administrative, distribution, fleet management, warehousing and other services.  These services are provided to Nestlé's affiliate on terms no less favorable than would be available from a third party.  The fees received by the Company for these services are not material.

Under the Shareholders Agreement, on or prior to the Second Stage Closing, Nestlé and Novartis shall agree on one or more dates (none of which shall be a date after the first anniversary of the Second Stage Closing Date) on which the parties shall, and shall use their reasonable best efforts to cause their Affiliates (including Alcon) to, terminate such agreements.

(j)	Registration Rights

Pursuant to the Separation Agreement, we have granted registration rights under the Securities Act to Nestlé with respect to sales of our common shares by Nestlé.

Per Section 6.2 of the Shareholders Agreement, upon the Second Stage Closing Date, Nestlé and Novartis agree to use their reasonable best efforts to cause Alcon to terminate the Separation Agreement.

(k)	Covenants Not to Compete and Not to Solicit

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

Per Section 6.2 of the Shareholders Agreement, upon the Second Stage Closing Date, Nestlé and Novartis agree to use their reasonable best efforts to cause Alcon to terminate the Separation Agreement.  However, under the Shareholders Agreement, subject to certain exceptions, Nestlé has agreed not to compete with our business for 2 years following the termination of the Shareholders Agreement or the Second Stage Closing Date, whichever occurs first.  Further, in the Shareholders Agreement, subject to certain exceptions, Novartis has agreed not to compete with our surgical business for 2 years following the termination of the Shareholders Agreement or the Second Stage Closing Date, whichever occurs first.

3.       Services Agreement

We entered into a services agreement with Cary R. Rayment, whereby Alcon retains Mr. Rayment as the non-executive chairman of its board of directors, commencing on April 1, 2009 and renewing automatically on an annual basis unless or until terminated by either party upon thirty days written notice.  Additional information pertaining to this agreement has been provided under Item 10.C, "Material Contracts," in this annual report.

4.       Consulting Agreement

On June 19, 2008, our subsidiary Alcon Research, Ltd. entered into a consulting agreement with Gerald D. Cagle, Ph.D., Alcon’s former Senior Vice President, Research and Development, under which the Company retained Dr. Cagle as a consultant through June 30, 2009 in the areas of ophthalmic, otic and nasal pharmaceutical products, ophthalmic medical devices, over-the-counter ophthalmic eye care products and contact lens care products.  The term of the agreement runs from July 1, 2008 through June 30, 2009.  Alcon agreed to compensate Dr. Cagle for his services pursuant to the consulting agreement.  Additional information pertaining to this agreement has been provided under Item 10.C, "Material Contracts," of this annual report.

5.	WaveLight Acquisition

On November 9, 2007, Alcon completed a voluntary public tender offer of WaveLight culminating in Alcon's acquisition of 77.4% of the outstanding shares of WaveLight.  In the fourth quarter of 2008, Alcon acquired additional shares of WaveLight.  WaveLight develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery.  Effective February 1, 2008, Alcon and WaveLight executed several agreements to integrate both companies' commercial operations in the U.S. market.  Following the execution of these agreements, Alcon's U.S. subsidiary, Alcon Laboratories, Inc., has taken over all sales, marketing, service and support operations in the United States for the two companies.

Also, during the latter part of 2008, Alcon and WaveLight executed distributorship agreements whereby Alcon's Swiss subsidiary, Alcon Pharmaceuticals Ltd., has taken over all distribution activities related to the WaveLight products in a number of countries outside the United States.

Further, in May 2008, the shareholders of WaveLight approved a Domination Agreement between Alcon and WaveLight.  On March 4, 2009, the Domination Agreement was registered and became effective.  The Domination Agreement allows Alcon to instruct WaveLight with regard to operational and financial matters. This will allow for the efficient integration of both companies in the near term and in the future.

6.	Pro Rata Share Repurchase Program

In December 2007, Alcon's board of directors authorized a new share repurchase program that allows for the purchase by Alcon of up to $1.1 billion of outstanding Alcon common shares.  The program provided for a pro rata purchase of shares from Nestlé.  The Company purchased three shares from Nestlé for each share acquired by the Company from the market pursuant to this repurchase program.  The price paid for shares purchased from Nestlé equaled the Exchange Act Rule 10b-18 volume-weighted average price.  The Company financed the purchases with excess cash and investments on hand and with funds generated from operations.  The Company began purchasing Alcon shares under this program in the first half of 2008 and anticipated completing the purchase of all shares authorized to be purchased under this program within a twelve-month period.

In March 2008, as a result of the agreement between Nestlé and Novartis discussed in note 17 to the consolidated financial statements, the Company terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1.1 billion of Alcon common shares.  Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0 million.  The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the Exchange Act.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares.  In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  In September 2008, the Company continued purchasing from the public under the pre-existing program up to 1 million Alcon common shares to cover vesting and exercises of instruments under its employee equity compensation awards.  Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

7.	Co-Marketing Agreement for Japan between Novartis Pharma AG and Alcon Pharmaceuticals Ltd.

On January 9, 2009, Alcon Pharmaceuticals Ltd. entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan.  This agreement has a three-year term ending on December 31, 2011.

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

Alcon has joined with its commercial partners in filing six patent infringement actions against four different generic drug companies.  All of these generic drug companies are seeking FDA approval to market generic versions of Alcon products under what is known as an ANDA.

         The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®.  Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer HealthCare's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware.  Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Judgment is not expected until the first half of 2009.  Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product in the United States well before the 2020 expiration of the Alcon patent.  Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in this case and expires on December 18, 2010.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial is currently rescheduled for July 27, 2009.  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA is also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  The 30-month period after which the FDA could approve Barr's generic product will expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial is currently scheduled for late April 2010.  Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it and Apotex may be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States prior to December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The fourth patent infringement action was filed after Alcon received notice late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010.  The 30-month period after which the FDA could approve Barr’s generic product should expire in May 2011.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex and Barr Patanol® product cases are pending) on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-

month stay on FDA approval.  Trial has not yet been scheduled in this case.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA until June 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case.  Should Apotex succeed in overcoming both of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010 and Barr's potential 180-day "first filer" exclusivity period, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (generic affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon’s Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA until June 2011 unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has not yet been scheduled in this case.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, should Sandoz succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in the United States.  Such competition would be expected to impact the Company's sales and profits.

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the United States District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100 million.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors.  While there can be no assurance that an adverse outcome in the case cannot occur, the Company believes that the Synergetics claims are without merit.  On June 23, 2008, the Company filed its answer and counterclaim in the District Court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 23, 2009, the Court granted the Company's Motion to Dismiss based on Synergetics's failure to properly plead its claims.  On March 6, 2009, Synergetics filed a further amended Complaint.  The Company intends to vigorously defend itself in the case and is seeking in its counterclaim to enjoin Synergetics from using Alcon trade secrets that are believed to have been misappropriated by Synergetics.  A trial date in 2010 is expected, but has not yet been scheduled by the Court.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the United States District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the District Court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the United States District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  The complaint has not yet been formally served on Synergetics.  The Company will request that the District Court permit this suit to be merged with the previously filed (October 9, 2008) patent infringement suit.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by "instrumentalities" sold by the Company, but fails to name any specific ALCON® products.  The patent, which expires at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer includes a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  No trial date has been set.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Manufacturing, Ltd., in the U.S. District Court for the Eastern District in Sherman, Texas, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product, and potentially other products, infringe the two patents.  The Company has not yet received formal service of process, and consequently its answer date is not set.  Although it is still assessing the allegations in the Elan complaint, the Company believes that it has strong defenses and intends to defend itself vigorously if the suit is not dismissed.

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

We currently intend to pay annual dividends on our common shares from earnings up to and including the calendar year 2008, which we expect would be paid in May 2009.  The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law (which may be different than reported U.S. GAAP retained earnings), the proposal by our board of directors, and, ultimately, the approval of our shareholders.  Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders.  Subject to these limitations, we expect to declare a dividend from 2008 operations of CHF 3.95 per common share (or approximately $3.38 per common share at the exchange rates in effect on February 27, 2009).  The Separation Agreement provides that Nestlé will vote in favor of the payment of dividends proposed by our board of directors for so long as it holds a majority of our outstanding common shares.  We are required by Swiss corporate law to declare and pay dividends in Swiss francs.  Holders of record of our common shares will receive dividend payments in U.S. dollars, unless they provide notice to our transfer agent, BNY Mellon Shareowner Services, that they wish to receive dividend payments in Swiss francs.  Holders of our common shares through The Depository Trust Company will receive dividend payments in U.S. dollars, unless they provide notice to The Depository Trust Company that they wish to receive payments in Swiss francs.  The exchange rate applicable to dividend payments will be determined as of a date shortly before the payment date.  BNY Mellon Shareowner Services will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, as the case may be, and we will be responsible for withholding required amounts for taxes.

B.	SIGNIFICANT CHANGES
None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

1.	EXPECTED PRICE
Not Applicable.

2.	METHOD TO DETERMINE EXPECTED PRICE
Not Applicable.

3.	PRE-EMPTIVE EXERCISE RIGHTS
Not Applicable.

4.	STOCK PRICE HISTORY

The following table lists the high and low closing market prices for Alcon's common shares for the periods indicated as reported:
	High	Low
Year ended December 31,
2004	$87.24	$58.85
2005	147.60	77.45
2006	138.12	93.24
2007	153.91	109.80
2008	175.47	67.98

Year ended December 31,
2007: First quarter	132.36	109.80
Second quarter	141.90	129.82
Third quarter	145.85	131.91
Fourth quarter	153.91	133.93

2008: First quarter	154.53	129.63
Second quarter	167.67	144.33
Third quarter	175.47	159.85
Fourth quarter	164.73	67.98

Month of:
September 2008	172.97	161.51
October 2008	164.73	85.59
November 2008	96.18	67.98
December 2008	89.19	79.89
January 2009	91.93	80.32
February 2009	90.77	81.77

5.	TYPE AND CLASS OF SECURITIES
Not Applicable.

6.	LIMITATIONS OF SECURITIES
Not Applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
Not Applicable.

B.	PLAN OF DISTRIBUTION

Not Applicable.

C.	MARKETS FOR STOCK

Alcon's common shares are listed for trading on the NYSE and are traded under the symbol "ACL".

D.	SELLING SHAREHOLDERS

Not Applicable.

E.	DILUTION FROM OFFERING

Not Applicable.

F.	EXPENSES OF OFFERING

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Alcon, Inc. is registered in the commercial register of the Canton of Zug, Switzerland under number CH-170.3.017.372-9.

As of December 31, 2008, our issued share capital was CHF 60,944,541.20 on 304,722,706 common shares at CHF 0.20 par value per common share.

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

As of December 31, 2008, Alcon is eligible for DTC's Direct Registration System but is not a participant.

Voting Rights

Each common share carries one vote at a shareholders' meeting.  Voting rights may be exercised by our registered shareholders or by a duly appointed proxy of a shareholder, which proxy need not be a shareholder.  This provision will allow for the exercise of voting rights by beneficial owners of our common shares.  Our Articles of Association do not limit the number of shares that may be represented by a single shareholder.  See "– Transfers of Common Shares" above and "Certain Provisions of Our Articles of Association, Organizational Regulations and Swiss Law– Shareholders' Meetings" below.

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

Preferred Shares

As of December 31, 2008, no Alcon preferred shares were authorized, issued or outstanding.

Future Share Issuances

Under Swiss law, all decisions with respect to capital increases, whether of common or nonvoting preferred shares and whether for cash, non-cash or no consideration, are subject to the approval or authorization by shareholders.

Creation of Conditional Share Capital for the 2002 Alcon Incentive Plan.  As of December 31, 2008, our share capital may be increased by a maximum aggregate amount of CHF 3,314,978.80 through the issuance of a maximum of 16,574,894 fully paid common shares, subject to adjustments to reflect share splits, upon the exercise of options to purchase common shares.  New common shares will be issued upon the exercise of options which our management, employees and directors may be granted pursuant to the 2002 Alcon Incentive Plan.  The grant of these options and the issuance of the underlying common shares upon option exercises will not entitle our shareholders to preemptive rights.  The exercise price of the stock options shall be no less than the market price of common shares upon the date of grant of the options.  See "Management– 2002 Alcon Incentive Plan."

At December 31, 2008, 11,259,407 common shares, including 644,378 common shares during 2008, had been issued cumulatively from conditional share capital pursuant to the exercise of stock options and restricted share units granted under the 2002 Alcon Incentive Plan.

In 2002, contemporaneously with the IPO, certain Company employees elected to convert $34.2 million of their interests in the 1994 Phantom Stock Plan into 2,165,699 contingent restricted common shares of Alcon.  All of these shares were issued from conditional share capital and included in the issued common shares in the accompanying balance sheets at December 31, 2008 and 2007.  On January 1, 2006, the last condition for the vesting of these shares was met.

The restricted common shares and the common shares issued pursuant to the exercise of stock options and restricted share units reduced the conditional share capital from the 30 million common shares originally authorized in 2002.

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

The 2009 annual general meeting of shareholders is scheduled for May 5, 2009 in Zug, Switzerland.

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

Proxies

Shareholders can choose to be represented at a shareholders' meeting by a proxy who is not required to be a shareholder. Shares held in collective custody through DTC will be able to participate in shareholders' meetings regardless of record ownership.  See "–  Record Date" below.

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

•	a restriction or elimination of preemptive rights of shareholders in connection with a share capital increase;

•	a relocation of our place of incorporation;

•	the dissolution of the Company; and

•	a merger, a demerger or a conversion according to the Swiss Merger Act.

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

Under Swiss corporate law, we may only pay dividends if we have sufficient distributable profits from prior business years, or if the reserves on our holding company-only balance sheet prepared in accordance with Swiss statutory accounting rules are sufficient to allow the distribution of a dividend. In either event, dividends may be distributed only following approval by our shareholders based on our statutory holding company-only accounts.  Our board of directors may propose that a dividend be distributed, but our shareholders retain the final authority to determine whether a dividend is paid.  Our statutory auditors also must confirm that the dividend proposal of the board of directors conforms to statutory law and our Articles of Association. Subject to the foregoing, we intend to pay dividends on our common shares.  See "Dividend Policy."

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

Dissolution; Merger

We may be dissolved at any time with the approval of two-thirds of the common shares represented at a shareholders' meeting.  Swiss law also requires the approval of two-thirds of the common shares represented at a shareholders' meeting in case of (i) a merger, (ii) a demerger or (iii) a conversion.  Dissolution by court order is possible if we become bankrupt, or for cause at the request of shareholders holding at least 10% of our share capital.  Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up par value of shares held, subject to a Swiss withholding tax of 35% on the amount exceeding the paid-up par value.  See "Taxation–Swiss Tax Considerations–Swiss Withholding Tax on Dividends and Similar Distributions."

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

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Stock Exchange Act do not apply to us, since our common shares are not listed on a Swiss exchange.  Since our common shares are listed on the NYSE, the provisions of the United States Securities Exchange Act of 1934, as amended, requiring disclosure of certain beneficial interests will apply to our common shares.

Transfer and Paying Agents

Our transfer agent and paying agent for dividends and all other similar payments on our common shares is BNY Mellon Shareowner Services.

Auditors, Group Auditors and Special Auditors

In May 2008, the shareholders re-elected KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, as Group and Parent Company Auditors for a one-year term of office. KPMG Klynveld Peat Marwick Goerdeler SA meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies.  To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG Klynveld Peat Marwick Goerdeler SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA).  KPMG LLP also was retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.  The shareholders elected OBT AG, Zurich, as special auditors for a one-year term of office.  OBT AG meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies.  The auditors, group auditors and the special auditors are elected for a term ending at our next annual general shareholders' meeting.

Shares Eligible for Future Sale

Our common shares held by Nestlé and Novartis are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

The Separation Agreement contains provisions granting registration rights under the Securities Act to Nestlé with respect to sales of our common shares by Nestlé.

C.	MATERIAL CONTRACTS

Except as noted below, we are not party to any material contracts other than those entered into in the ordinary course of business.

1.
As of December 31, 2008, the Company had a $2.0 billion Commercial Paper Program (the "CP Program").  As of December 31, 2008, $622.3 million of commercial paper was outstanding under the CP Program at an average interest rate of 0.7% before fees.  Nestlé guarantees the commercial paper issued under the CP Program and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. Nestlé's guarantee permits the Company to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained.  We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the CP Program are comparable to the fees that would be paid in an arm's length transaction.  Total fees paid to Nestlé for the years ended December 31, 2008, 2007 and 2006 were $0.7 million, $0.4 million and $0.4 million, respectively.

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

2.
The Company had available commitments of $299.6 million under unsecured demand notes payable to various Nestlé affiliates; at December 31, 2008, $96.9 million was outstanding under these demand notes.  The demand notes are committed for less than one year and accrue interest at rates consistent with local borrowing rates.

3.
On January 1, 2004, the Company entered into an agreement whereby Nestec S.A., an affiliate of Nestlé, provides certain treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction.  The agreement may be terminated with 60 days' written notice.  This agreement replaced a prior agreement with Nestlé to provide similar services.  Total fees paid to Nestec S.A. for the years ended December 31, 2008, 2007 and 2006 were $0.9 million, $0.5 million and $0.7 million, respectively.

4.
On January 12, 2009, Alcon Laboratories, Inc. entered into an employment contract under which it is to employ Kevin J. Buehler as President and Chief Executive Officer of Alcon Laboratories, Inc. and Alcon Inc. and, subject to shareholder approval, as a member of the Alcon, Inc. board of directors.  The agreement contains terms providing that Mr. Buehler will receive an annual base salary plus a performance bonus, assuming specified performance objectives are achieved.  The agreement also provides that Mr. Buehler will be entitled to a lump sum payment if Alcon elects to terminate the agreement without cause or declines to renew the agreement. In addition, under the agreement, Mr. Buehler is entitled to receive an initial long term incentive grant.

5.
On January 15, 2009, Alcon, Inc. entered into a services agreement with Cary R. Rayment in which Alcon agreed to appoint Mr. Rayment as the non-executive chairman of its board of directors, commencing on April 1, 2009, following his retirement as the Company’s President and Chief Executive Officer.  The term of the agreement commences on April 1, 2009 and renews automatically on an annual basis thereafter unless or until terminated by either party upon thirty days written notice.  Mr. Rayment will be paid the customary Alcon, Inc. director compensation plus an additional amount relating to his duties as non-executive chairman of the board.

6.
On February 27, 2008, Alcon entered into a letter agreement with Sabri Markabi, M.D. for the position of Senior Vice President, Research and Development.  Pursuant to the terms of the agreement, Alcon will pay Dr. Markabi a monthly base salary and he will be eligible for an annual performance bonus based upon the achievement of mutually agreed upon performance objectives.  If Alcon, Inc. undergoes a change of control and Dr. Markabi’s employment with Alcon or the successor entity is terminated without cause or there is a material reduction in his responsibilities or a change in geographic location for his performance six months preceding or one year following such a change of control, Alcon or the successor entity will pay Dr. Markabi a lump sum payment.  The agreement provides that Dr. Markabi is eligible to participate in and receive various benefits under the programs generally available to members of Alcon’s senior management.

7.
On June 19, 2008, our subsidiary Alcon Research, Ltd. entered into a consulting agreement with Gerald D. Cagle, Ph.D., Alcon’s former Senior Vice President, Research and Development, under which the Company retained Dr. Cagle as a consultant through June 30, 2009 (unless such agreement is renewed or extended) in the areas of ophthalmic, otic and nasal pharmaceutical products; ophthalmic medical devices; over-the-counter ophthalmic eye care products; and contact lens care products.  The term of the agreement runs from July 1, 2008 through June 30, 2009.  Alcon agreed to compensate Dr. Cagle for his services pursuant to the consulting agreement.

D.	EXCHANGE CONTROLS

Other than in connection with government sanctions that may currently be imposed on Belarus, the Democratic Republic of Congo, the Islamic Republic of Iran, Republic of Iraq, Ivory Coast, Lebanon, Liberia, Myanmar (Burma), the Democratic People's Republic of Korea (North Korea), Sierra Leone, Sudan, Uzbekistan, Zimbabwe, persons related to the assassination of Rafik Hariri, on certain persons from the former Republic of Yugoslavia and on persons or organizations with links to Osama bin Laden, the "Al-Qaida" group or the Taliban and any other similar sanctions that the Swiss government may impose against various countries, regimes or parties, there are currently no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

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

For purposes of this discussion, a "U.S. Holder" is a holder that is any one of the following:

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

As of January 1, 2009, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries.

Albania	Germany	Luxembourg	Serbia and Montenegro
Argentina	Greece	Macedonia	Singapore
Armenia	Hungary	Malaysia	Slovak Republic
Australia	Iceland	Mexico	Slovenia
Austria	India	Moldova	South Africa
Azerbaijan	Indonesia	Mongolia	South Korea
Belarus	Iran	Morocco	Spain
Belgium	Israel	Netherlands	Sri Lanka
Bulgaria	Italy	New Zealand	Sweden
Canada	Ivory Coast	Norway	Thailand
Croatia	Jamaica	Pakistan	Trinidad and Tobago
Czech Republic	Japan	People's Republic of China	Tunisia
Denmark	Kazakhstan	Philippines	Ukraine
Ecuador	Kuwait	Poland	United Kingdom
Egypt	Kyrgyzstan	Portugal	United States
Estonia	Latvia	Republic of Ireland	Uzbekistan
Finland	Liechtenstein	Romania	Venezuela
France	Lithuania	Russia	Vietnam

In addition, new treaties have been signed with Algeria, Bangladesh, Chile, Colombia, Malta and Turkey.  These treaties are not yet in force, however.  By exchange of notes, extension of the 1954 Treaty with the United Kingdom applies to Antigua and Barbuda, Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Malawi, Montserrat, St. Kitts and Nevis, Anguilla, St. Lucia, St. Vincent and Zambia.  By extension of notes, the 1973 Treaty with Denmark applies to the Faroe Islands.

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

In both cases, capital gains would be the surplus (if any) of sales proceeds over tax value.

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

A U.S. Holder will generally be entitled to claim a foreign tax credit with respect to distributions received from us only for foreign taxes (such as Swiss withholding taxes) imposed on dividends paid to such U.S. Holder and not for taxes imposed on us or on any entity in which we have made an investment.  Distributions with respect to the common shares that are taxable as dividends generally will be treated as foreign source passive income (or, for certain U.S. Holders of "financial services income," as defined in the Code, general category income) for U.S. foreign tax credit purposes.  For the purpose of determining the foreign tax credit limitation, the amount of such dividend distributions is reduced under a special rule that generally ensures that the amount of the foreign taxes imposed on the dividend that can be currently credited against the U.S. Holder's U.S. Federal income tax liability will not exceed the U.S. Federal income tax on the distribution. Alternatively, a U.S. Holder may generally deduct foreign taxes (such as Swiss withholding taxes) imposed on dividends paid to such U.S. Holder.  The decision to claim a credit or take a deduction for foreign taxes imposed on a U.S. Holder applies to all such taxes incurred by the U.S. Holder during the taxable year.

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

We are subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the SEC.  Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such information may be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.  The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

As a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as U.S. companies; however, we intend to publish and, upon request, to furnish holders of our common shares with reports annually containing consolidated financial statements audited by independent accountants.  We also intend to file quarterly unaudited financial statements under cover of Form 6-K.

I.	SUBSIDIARY INFORMATION
Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position. At December 31, 2008, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (1.0% at December 31, 2008) instrument.  At December 31, 2008, the fair value of the interest rate swap was $1.2 million, based on market data, including the relevant interest rate.  The equivalent notional principal amount at December 31, 2008 was $55.4 million.

At December 31, 2008, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

Variable Rate Instruments	Fair Value/ Notional Amount
	(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$2,449.4

Liabilities:
Short Term Debt - Variable Rate	1,059.5
Interest Rate Swaps - Variable Rate	55.4

	1% Decrease	1% Increase
Pretax Earnings Effect on Variable Rate Instruments of	in Rates	in Rates
	(in millions)
Assets	$(24.5)	$24.5
Debt	10.6	(10.6)
Swaps	0.6	(0.6)
Total	$(13.3)	$13.3

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters.  The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $132.9 million at December 31, 2008, of which $71.7 million were a senior secured bank loans fund and $61.2 million were mortgage-backed securities.  The market value of the Company's fixed income portfolios classified as trading securities was approximately $273.6 million at December 31, 2008, of which $233.1 million were global fixed income and $40.5 million were a senior secured bank loans fund.  The senior secured bank loans funds are professionally managed funds investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 15% of the outstanding balance of gross accounts receivable.  Sales to one customer of the United States business segment represented $660.6 million of the Company's consolidated sales in the year ended December 31, 2008.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 22 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

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

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates.  Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities.  Regarding foreign currency forward contracts, an instantaneous 10% decline in foreign exchange rates at December 31, 2008 would have decreased our earnings before income taxes by approximately $27.3 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars.  At December 31, 2008, our financial instruments were as follows:

$240.5 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

$124.0 million equivalent notional amount of foreign currency swap agreements intended to offset exposure resulting from intercompany loans denominated in Japanese yen in our Belgian and Italian subsidiaries.

$2.8 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$29.2 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany loans (denominated in euros and British pounds sterling) held by Alcon.

Equity and Other Market Risk

We purchase investments in equity securities, hedge funds, real estate investment trusts ("REITs") and other investments as part of our overall investment strategy for corporate liquidities.  The Company's equity investments are professionally managed by firms with proven long term performance records.  Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly.  At December 31, 2008, the fair value of the Company's equity securities, hedge funds, REITs and other investments were $20.5 million, $141.3 million, $18.0 million and $1.8 million, respectively.  The equity securities and other investments are classified as available-for-sale, while the hedge funds and REITs are classified as trading securities.

The values of these investments are subject to market price volatility.  The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

	Value of Securities Given Hypothetical 10% Decline in Price of All Securities	Fair Value as of December 31, 2008	Value of Securities Given Hypothetical 10% Increase in Price of All Securities
		(in millions)
Equities	$18.4	$20.5	$22.6
Hedge funds	127.2	141.3	155.4
REITs	16.2	18.0	19.8
Other investments	1.6	1.8	2.0
Total	$163.4	$181.6	$199.8

While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently.  Security market prices change in a more complex fashion than presented.

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of recent market conditions.  In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and REITs in an effort to reduce investment portfolio volatility.  Proceeds from these liquidations in 2009 will be reinvested primarily in cash, cash equivalents and investment-grade fixed income investments.

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

Alcon's board of directors has determined that Thomas G. Plaskett is an "audit committee financial expert" as defined in the instructions for Item 16A of Form 20-F.  Mr. Plaskett is "independent," as determined in accordance with the rules of the NYSE.

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

The aggregate worldwide fees billed by KPMG LLP and its affiliates for professional services to the Company were $6.0 million in 2008 and $5.5 million in 2007, as noted below.

	2008	2007
	(in thousands)

Audit fees (1)	$5,698	$5,274
Audit-related fees (2)	58	59
Tax fees (3)	189	154
All other fees (4)	57	13
Total fees	$6,002	$5,500

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

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations.  All fees disclosed for the fiscal years ended December 31, 2008 and 2007 have been approved by the Audit Committee, subject to the policy and procedures described below.

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

                                None.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the year ended December 31, 2008 by or on behalf of Alcon or any "affiliated purchaser," of its common shares that are registered pursuant to Section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number of
	Total Number of	Average Price	as Part of Publicly	Shares That May Yet
	Shares Purchased	Paid	Announced Plans or	Be Purchased under the
Period	(a)(b)(c)	per Share	Programs (a)(b)(c)	Plans or Programs (d)(e)

January 1 to 31, 2008	731	$143.03	731	2,734,035
February 1 to 29, 2008	645	146.03	645	2,733,390
March 1 to 31, 2008	158,531	133.44	158,531	2,724,859
April 1 to 30, 2008	192	142.30	192	2,724,667
May 1 to 31, 2008	--	--	--	2,724,667
June 1 to 30, 2008	--	--	--	2,724,667
July 1 to 31, 2008	--	--	--	2,724,667
August 1 to 31, 2008	--	--	--	2,724,667
September 1 to 30, 2008	134,924	170.04	134,924	2,589,743
October 1 to 31, 2008	345,849	139.49	345,849	2,243,894
November 1 to 30, 2008	270,143	86.30	270,143	1,973,751
December 1 to 31, 2008	134,900	80.42	134,900	1,838,851
Total	1,045,915	121.16	1,045,915	N/A
(a)	Based on settlements occurring within the month.

(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)
In addition to the purchases disclosed in this table, during 2008 the Company also acquired 17,622 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)
On February 7, 2007, Alcon's board of directors authorized the purchase in the market of up to 5,000,000 Alcon common shares.  Following acquisition, these shares may be used to satisfy share-based awards and/or presented for cancellation and retirement to the extent approved by Alcon's shareholders.

On September 7, 2007, Alcon's board of directors authorized another purchase in the market of up to an additional 2,000,000 Alcon common shares.  The Company plans to use the acquired shares to cover the expected future exercises of employee share-based awards.  From time to time, the Company may purchase shares in the open market.

(e)
In March 2008, as a result of the agreement between Nestlé and Novartis discussed in note 17 to the consolidated financial statements, the Company terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1.1 billion of Alcon common shares.  Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0 million.  The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the Exchange Act.

Because this program was defined in U.S. dollars rather than a number of shares, no amount was included in the "Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs" in the above table.  The 150,000 shares were included in the other columns of the table.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to approximately 1.8 million shares.  In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  In September 2008, the Company continued purchasing from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement.  Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share purchases.

ITEM 16F.             CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

                                None.

ITEM 16G.            CORPORATE GOVERNANCE

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

These rules did not change the NYSE's traditional approach of permitting listed companies that are foreign private issuers, such as Alcon, to follow their home jurisdiction governance practices where such practices differ from the NYSE requirements.  However, listed companies that are foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.  These are identified in the first table below.

In addition, certain of the NYSE's corporate governance standards allow for an exemption for "controlled companies," as defined under the NYSE listing standards.  The NYSE listing standards require a controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination.  Alcon has determined that it is a controlled company for purposes of the NYSE listing standards, as approximately 52% of the outstanding common shares of Alcon are owned by Nestlé S.A., and Nestlé has the right to appoint five of the ten members of our board of directors.  The second table below identifies the NYSE listing standards from which Alcon has elected to use the controlled company exemption.

NYSE rules applicable to U.S. listed companies	Alcon's practice
A U.S. listed company's compensation committee must have a written charter providing the committee with responsibility for approving corporate goals and objectives relevant to Chief Executive Officer ("CEO") compensation.

Alcon's compensation committee charter gives it the responsibility for reviewing and assessing the corporate goals and objectives relevant to CEO compensation, but in accordance with Swiss law the board of directors is responsible for actually approving those goals and objectives.

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
Swiss law requires that Alcon's statutory auditors be appointed by the shareholders at the annual general meeting of the shareholders and that the board of directors recommends to the shareholders whether to approve the statutory auditors.  Alcon's audit committee is responsible for evaluating the statutory auditors and advising the board of directors of its recommendation regarding their appointment.

A U.S. listed company must obtain shareholder approval of amendments to employee plans involving the stock of the company that are deemed material pursuant to NYSE Listed Company Manual Section 303A.08.

The 2002 Alcon Incentive Plan was amended by action of the board of directors without necessity of obtaining shareholder approval.  Pursuant to Swiss law, shareholder approval is not required to make material amendments to employee equity incentive plans.  Rather, the authority to do so lies with the board of directors.  However, shareholder approval is required to increase the number of shares subject to the 2002 Alcon Incentive Plan to an amount exceeding the existing conditional capital.  An increase in the amount of conditional capital requires shareholder approval.

NYSE rules under which Alcon claims exemption as a controlled company	Alcon's practice
A majority of the directors of a U.S. listed company's board must be independent.
Upon shareholder's approval at the annual general meeting of shareholders set for May 5, 2009, Alcon's board will consist of (i) three independent directors, (ii) five directors that either are or have been affiliated with Nestlé, (iii) one director that is affiliated with Novartis, (iv) the non-executive chairman and (v) the CEO of Alcon Laboratories.

A U.S. listed company's nominating / corporate governance committee must be composed entirely of independent directors.
Alcon's nominating / corporate governance committee is composed of at least two independent directors, at least one director designated by Nestlé as long as Nestlé remains as Alcon, Inc.'s majority shareholder, inclusive of the vice chairman of the board, and one director designated by Novartis for so long as it is a shareholder of Alcon, Inc. holding at least 10% of Alcon, Inc.'s then outstanding shares.

A U.S. listed company's compensation committee must be composed entirely of independent directors.
Alcon's compensation committee is composed of at least two independent directors, at least one director designated by Nestlé as long as Nestlé remains as Alcon, Inc.'s majority shareholder, and one director designated by Novartis for so long as it is a shareholder of Alcon, Inc. holding at least 10% of Alcon, Inc.'s then outstanding shares.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page Reference
ALCON, INC. AND SUBSIDIARIES:
Management's Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2008 and 2007	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2008, 2007 and 2006	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2008, 2007 and 2006	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2008, 2007 and 2006	F-8
Notes to Consolidated Financial Statements	F-9

ITEM 19.                  EXHIBITS

EXHIBIT INDEX

Exhibit
No.	Description
1.1	Registrant's Articles of Association, as of February 13, 2009
(Incorporated by reference to Exhibit 99.1 of Registrant's Report on
Form 6-K filed on March 3, 2009)
1.2	Registrant's Organizational Regulations, as of February 10, 2009
(Incorporated by reference to Exhibit 99.1 and Exhibit 99.2
of Registrant's Report on Form 6-K filed on February 13, 2009)
2.1	The Registrant agrees to furnish copies of any instruments defining the rights of holders of long term debt of the Registrant and its consolidated subsidiaries to the Commission upon request.
4.1	Amended 2002 Alcon Incentive Plan effective January 1, 2009
(Incorporated by reference to Exhibit 99.6
of Registrant's Report on Form 6-K filed on March 5, 2009)
4.2	Alcon Executive Deferred Compensation Plan
(Incorporated by reference to Exhibit 99.1
of Registrant's Report on Form 6-K filed on March 5, 2009)
4.3	Alcon 401(k) Retirement Plan and Trust
(Incorporated by reference to Exhibit 4.1 to the Registrant's Registration
Statement on Form S-8 filed on December 12, 2003, File No. 333-111145)
4.4	Alcon Excess 401(k) Plan
(Incorporated by reference to Exhibit 99.5
of Registrant's Report on Form 6-K filed on March 5, 2009)
4.5	Alcon Supplemental Executive Retirement Plan for Alcon Holdings, Inc.
and Affiliated Entities (Incorporated by reference to Exhibit 99.2 of Registrant's Report on Form 6-K filed on March 5, 2009)
4.6	Commercial Paper Guarantee (Incorporated by reference
to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F
filed on March 31, 2003)
4.7	Investment Services Agreement with Nestec S.A. effective January 1, 2004
(Incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on
Form 20-F filed on March 15, 2005)
4.8	Separation Agreement between Nestlé S.A. and Alcon, Inc., dated February
22, 2002 (Incorporated by reference to Exhibit 10.1 to the Registrant's
Registration Statement on Form F-1 filed on February 22, 2002)
4.9	Guarantee Fee and Commercial Paper Program Services Agreement among
Nestlé S.A., Alcon, Inc. and Alcon Capital Corporation which documents a pre-existing arrangement, effective October 28, 2002 (Incorporated by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F filed on March 15, 2006)
4.10	Alcon Supplemental Executive Retirement Plan for Alcon, Inc. as Successor
to Alcon Holdings, Inc. and Affiliated Entities (Incorporated by reference to
Exhibit 99.3 of Registrant's Report on Form 6-K filed on March 5, 2009)
4.11	Alcon Supplemental Executive Retirement Plan II for Alcon, Inc. as Successor
to Alcon Holdings, Inc. and Affiliated Entities (Incorporated by reference to
Exhibit 99.4 of Registrant's Report on Form 6-K filed on March 5, 2009)
8.1	Significant Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
12.2	Certification of Chief Financial Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
13.1	Certification Furnished Pursuant to 18 U.S.C. Section 1350 as
adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alcon, Inc.
(Registrant)

/s/ Richard J. Croarkin
Richard J. Croarkin, Senior Vice President, Finance and
Chief Financial Officer

Date:
March 17, 2009

INDEX TO FINANCIAL STATEMENTS

Page
Reference
ALCON, INC. AND SUBSIDIARIES:
Management's Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2008 and 2007	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2008, 2007 and 2006	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2008, 2007 and 2006	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2008, 2007 and 2006	F-8
Notes to Consolidated Financial Statements	F-9

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

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.  In making this assessment, it used the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has concluded that, as of December 31, 2008, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Cary R. Rayment	/s/ Richard J. Croarkin
Cary R. Rayment	Richard J. Croarkin
Chairman of the Board, President	Senior Vice President, Finance
and Chief Executive Officer	and Chief Financial Officer

March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2008, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.

As discussed in notes 1 and 16, effective January 1, 2008, the Company implemented the measurement date provisions of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

As discussed in note 14, effective January 1, 2008, the Company implemented SFAS No. 157, Fair Value Measurements.

As discussed in note 9, effective January 1, 2007, the Company implemented Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.

As discussed in note 1, effective December 31, 2006, the Company implemented the recognition and related disclosure provisions of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

As discussed in notes 1 and 12, effective January 1, 2006, the Company implemented SFAS No. 123(R), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcon, Inc.'s internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/KPMG LLP
KPMG LLP

Fort Worth, Texas
March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited Alcon, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control--Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 16, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP
KPMG LLP

Fort Worth, Texas
March 16, 2009

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$2,449.4	$2,134.3
Short term investments	563.9	669.8
Trade receivables, net	1,168.0	1,089.2
Inventories	573.8	548.5
Deferred income tax assets	221.2	89.3
Other current assets	243.1	293.7

Total current assets	5,219.4	4,824.8
Long term investments	24.2	41.8
Property, plant and equipment, net	1,137.6	1,030.0
Intangible assets, net	91.3	89.6
Goodwill	645.1	626.0
Long term deferred income tax assets	341.3	322.1
Other assets	92.2	81.3

Total assets	$7,551.1	$7,015.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$198.5	$208.7
Short term borrowings	1,059.5	1,751.1
Current maturities of long term debt	1.1	1.3
Other current liabilities	931.2	901.1

Total current liabilities	2,190.3	2,862.2

Long term debt, net of current maturities	60.6	52.2
Long term deferred income tax liabilities	22.2	23.9
Other long term liabilities	586.9	702.6
Contingencies (note 18)
Shareholders' equity:
Common shares, par value CHF 0.20 per share; 321,297,600
shares authorized, 304,722,706 shares issued and
298,648,353 shares outstanding at December 31, 2008;
328,955,000 shares authorized, 311,735,728 shares issued and
297,662,706 shares outstanding at December 31, 2007	42.2	43.1
Additional paid-in capital	1,448.8	1,299.8
Accumulated other comprehensive income	80.0	203.0
Retained earnings	3,699.3	3,392.2
Treasury shares, at cost; 6,074,353 shares at December 31, 2008;
and 14,073,022 shares at December 31, 2007	(579.2)	(1,563.4)

Total shareholders' equity	4,691.1	3,374.7

Total liabilities and shareholders' equity	$7,551.1	$7,015.6

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2008	2007	2006
	(in millions, except share data)

Sales	$6,293.7	$5,599.6	$4,896.6
Cost of goods sold	1,472.3	1,398.2	1,215.1

Gross profit	4,821.4	4,201.4	3,681.5
Selling, general and administrative	1,961.0	1,694.0	1,398.5
Research and development	618.7	564.3	512.1
In process research and development	--	9.3	--
Amortization of intangibles	28.6	50.7	198.8

Operating income	2,213.1	1,883.1	1,572.1
Other income (expense):
Gain (loss) from foreign currency, net	(21.7)	11.2	(7.9)
Interest income	76.1	69.3	74.1
Interest expense	(50.8)	(50.0)	(42.6)
Other, net	(134.3)	15.4	21.2

Earnings before income taxes	2,082.4	1,929.0	1,616.9
Income taxes	35.9	342.6	268.8

Net earnings	$2,046.5	$1,586.4	$1,348.1

Basic earnings per common share	$6.86	$5.32	$4.43

Diluted earnings per common share	$6.79	$5.25	$4.37

Basic weighted average common shares	298,504,732	298,353,894	304,279,489
Diluted weighted average common shares	301,582,676	302,162,019	308,671,707

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2008, 2007 and 2006
	Common Shares			Accumulated
	Number		Additional	Other
	of Shares		Paid-in	Comprehensive	Retained	Treasury
	Outstanding	Amount	Capital	Income	Earnings	Shares	Total
	(in millions, except share data)

Balance December 31, 2005	306,485,298	$43.4	$806.3	$90.9	$2,282.3	$(666.8)	$2,556.1

Comprehensive income:
Net earnings	--	--	--	--	1,348.1	--	1,348.1
Change in net unrealized gains
(losses) on investments	--	--	--	7.9	--	--	7.9
Foreign currency translation adjustments	--	--	--	90.4	--	--	90.4
Total comprehensive income							1,446.4

Adjustment to initially apply FASB
Statement No. 158, net of taxes	--	--	--	(61.9)	--	--	(61.9)
Share based payments	--	--	83.0	--	--	--	83.0
Share award transactions	3,175,731	0.5	79.1	--	(0.9)	31.2	109.9
Tax benefits on share award transactions	--	--	96.1	--	--	--	96.1
Treasury shares acquired	(8,478,625)	--	--	--	--	(899.2)	(899.2)
Share cancellation	--	--	(0.2)	--	(10.6)	10.8	--
Dividends on common shares	--	--	0.2	--	(417.0)	--	(416.8)
Balance December 31, 2006	301,182,404	43.9	1,064.5	127.3	3,201.9	(1,524.0)	2,913.6

Comprehensive income:
Net earnings	--	--	--	--	1,586.4	--	1,586.4
Change in net unrealized gains
(losses) on investments	--	--	--	(10.4)	--	--	(10.4)
Foreign currency translation adjustments	--	--	--	101.0	--	--	101.0
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	(14.9)	--	--	(14.9)
Total comprehensive income							1,662.1
Adjustment to initially apply FASB
Interpretation No. 48	--	--	--	--	30.0	--	30.0
Share based payments	--	--	84.4	--	--	--	84.4
Share award transactions	4,144,557	0.3	60.2	--	(0.3)	129.8	190.0
Tax benefits on share award
transactions	--	--	110.8	--	--	--	110.8
Treasury shares acquired	(7,664,255)	--	--	--	--	(1,003.4)	(1,003.4)
Share cancellation	--	(1.1)	(20.4)	--	(812.7)	834.2	--
Dividends on common shares	--	--	0.3	--	(613.1)	--	(612.8)
Balance December 31, 2007	297,662,706	43.1	1,299.8	203.0	3,392.2	(1,563.4)	3,374.7

Comprehensive income:
Net earnings	--	--	--	--	2,046.5	--	2,046.5
Change in net unrealized gains
(losses) on investments	--	--	--	(7.0)	--	--	(7.0)
Foreign currency translation adjustments	--	--	--	(89.0)	--	--	(89.0)
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	(27.0)	--	--	(27.0)
Total comprehensive income							1,923.5

Adjustment to apply FASB
Statement No. 158, net of taxes	--	--	--	--	(0.8)	--	(0.8)
Share based payments	--	--	82.8	--	--	--	82.8
Share award transactions	2,031,562	0.1	25.1	--	(7.7)	108.5	126.0
Tax benefits on share award
transactions	--	--	61.3	--	--	--	61.3
Treasury shares acquired	(1,045,915)	--	--	--	--	(126.7)	(126.7)
Share cancellation	--	(1.0)	(20.6)	--	(980.8)	1,002.4	--
Dividends on common shares	--	--	0.4	--	(750.1)	--	(749.7)
Balance December 31, 2008	298,648,353	$42.2	$1,448.8	$80.0	$3,699.3	$(579.2)	$4,691.1

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2008	2007	2006
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$2,046.5	$1,586.4	$1,348.1
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	167.8	159.7	158.5
Amortization of intangibles	28.6	50.7	198.8
In process research and development	--	9.3	--
Share-based payments	82.8	84.7	81.2
Tax benefit from share-based compensation	8.1	15.6	--
Deferred income taxes	(145.8)	(26.3)	(105.9)
Loss (gain) on sale of assets	12.1	(12.3)	2.6
Loss on impairment of available-for-sale securities	36.5	--	--
Unrealized depreciation(appreciation) on trading
securities	85.4	--	--
Other	6.9	0.6	--
Provisions for losses (note 18)	--	--	(120.3)
Changes in operating assets and liabilities, net of
effects from business acquisition:
Trading securities	--	(405.1)	74.0
Trade receivables	(120.7)	(95.1)	(148.7)
Inventories	(78.7)	3.4	(11.5)
Other assets	24.9	(129.4)	(5.7)
Accounts payable and other current liabilities	53.2	110.4	(93.9)
Other long term liabilities	(176.0)	116.9	28.7

Net cash from operating activities	2,031.6	1,469.5	1,405.9
Cash provided by (used in) investing activities:
Proceeds from sale of assets	4.4	3.1	1.5
Purchases of property, plant and equipment	(302.7)	(227.2)	(222.3)
Acquisition of business, net of cash acquired	(22.7)	(111.5)	--
Purchases of intangible assets	(26.4)	(0.1)	--
Purchases of investments	(1,099.0)	(36.6)	(371.0)
Proceeds from sales and maturities of investments	1,081.3	145.2	425.7

Net cash from investing activities	(365.1)	(227.1)	(166.1)
Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(632.2)	729.4	(108.3)
Proceeds from issuance of long term debt	--	1.3	--
Repayment of long term debt	(2.4)	(6.1)	(6.3)
Dividends on common shares	(749.7)	(612.8)	(416.8)
Acquisition of treasury shares	(126.7)	(1,003.4)	(899.2)
Proceeds from exercise of stock options	125.2	189.8	109.8
Tax benefits from share-based payment
arrangements	53.2	95.2	96.1

Net cash from financing activities	(1,332.6)	(606.6)	(1,224.7)

Effect of exchange rates on cash and cash equivalents	(18.8)	9.3	16.9

Net increase in cash and cash equivalents	315.1	645.1	32.0
Cash and cash equivalents, beginning of year	2,134.3	1,489.2	1,457.2

Cash and cash equivalents, end of year	$2,449.4	$2,134.3	$1,489.2

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé").  During July 2008, Nestlé sold approximately 74 million of its Alcon common shares, as discussed in note 17.  At December 31, 2008, Nestlé owned 156,076,263 common shares of Alcon.

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

Available-for-Sale Investments.  Investments designated as available-for-sale include marketable debt and equity securities.  Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity.  The cost of securities sold is based on the specific identification method.  Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in other, net.  Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis is written down to fair value and the write-down is recorded to earnings as a loss in other, net.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification.  The Company considers all liquid interest-earning investments with original maturities of three months or less to be cash equivalents.  Debt securities with maturities greater than three months and less than one year are classified as short term investments.  Generally, debt securities with remaining maturities greater than one year are classified as long term investments.  However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

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

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)."  Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income.  The Company elected to delay adoption of the provision to measure the funded status of a plan as of the date of its year-end balance sheet.  The Company adopted the measurement date provisions of SFAS No. 158 effective January 1, 2008.  The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8, net of taxes) to retained earnings as of January 1, 2008.  Under SFAS No. 158, retrospective application was not permitted.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(m)  Revenue Recognition

The Company recognizes revenue in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104.

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

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed.  Per procedure technology fees related to LADARVision® refractive laser systems are recognized in the period when the procedure is performed.  Per procedure technology fees associated with treatment cards related to refractive products manufactured by WaveLight AG are recognized when the treatment cards are delivered and title and risks of ownership are transferred.

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

(n)   Research and Development

Internal research and development costs are expensed as incurred.  Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o)   Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $179.7, $151.1 and $130.4 in 2008, 2007 and 2006, respectively.

Shipping and handling costs amounted to $76.2, $66.3 and $56.6 in 2008, 2007 and 2006, respectively.

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

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2008	2007	2006

Basic weighted average common shares outstanding	298,504,732	298,353,894	304,279,489
Effect of dilutive securities:
Employee stock options	2,585,873	3,606,985	4,359,828
Share-settled stock appreciation rights	300,834	98,358	859
Share-settled restricted share units	49,786	14,555	2,853
Contingent restricted common shares	141,451	88,227	28,678

Diluted weighted average common shares outstanding	301,582,676	302,162,019	308,671,707

Certain executives of the Company had deferred the receipt of 146,883 and 161,097 Alcon common shares at December 31, 2008 and 2007, respectively, into the Alcon Executive Deferred Compensation Plan ("DCP") discussed in note 13.  Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the years ended December 31, 2008, 2007 and 2006 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2008	2007	2006

Stock options	497,805	--	179,984
Share-settled stock appreciation rights	3,628,998	13,402	1,315,645

The effect of their inclusion would have been anti-dilutive.

(r)    Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and the changes in the funded status of defined benefit postretirement plans (beginning in 2007) and is presented in the consolidated statements of shareholders' equity and comprehensive income.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(s)    Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment."  SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

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

SFAS No. 123(R) requires companies to estimate the "fair value" of share-based payment awards as of the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period.  Share-based compensation expenses recognized in net earnings for the years ended December 31, 2008, 2007 and 2006 were based on awards ultimately expected to vest, and therefore the amounts were reduced for estimated forfeitures.  SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates.  SFAS No. 123(R) also requires that excess tax benefits related to share-based compensation be reflected as financing cash flows rather than operating cash flows.

The Company records deferred tax assets for share-based awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it expects to receive a deduction.  Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

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

(v)   Reclassifications

In the consolidated statements of cash flows and in note 9, certain reclassifications were made to prior year amounts to conform with current year presentation.  These reclassifications had no effect on reported earnings, working capital or shareholders' equity.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(2)	Cash Flows__Supplemental Disclosures

	2008	2007	2006

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for the following:

Interest expense, net of amount capitalized	$52.6	$48.2	$42.6

Income taxes	$231.9	$161.8	$274.0

Supplemental Disclosure of Noncash Financing Activities:

a)
During the years ended December 31, 2008, 2007 and 2006, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 17,622 shares, 18,969 shares and 3,737 shares, respectively.  (See note 12 for discussion of restricted common shares.)  The forfeited shares were recorded as treasury shares during the respective periods.

b)
During the years ended December 2008, 2007 and 2006, $0.4, $0.3 and $0.2, respectively, of dividends, applicable to Alcon common shares that previously were deferred into the Alcon Executive Deferred Compensation Plan, were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares.  In 2006, 737 treasury shares, representing previously declared dividends applicable to common shares withdrawn from this plan, were delivered to plan participants.  No such shares were delivered in 2008 and 2007.

Changes in Presentation:

Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," became effective for fiscal years beginning after November 15, 2007 and generally does not permit retrospective application.  SFAS No. 159 amends SFAS No. 95, "Statements of Cash Flows," and directs entities to classify cash receipts and cash payments related to items measured at fair value according to their nature and purpose.  As a result, cash receipts and payments related to trading securities, which were reported in net cash from operating activities in 2007 and 2006, were reported in cash flows from investing activities in 2008 and cash flows for 2008 are not directly comparable to those reported in 2007 and 2006.  Cash payments and receipts related to available-for-sale securities have been included in cash flows from investing activities in 2008, 2007 and 2006.

(3)	Supplemental Balance Sheet Information

	December 31,
	2008	2007
Cash and Cash Equivalents
Cash	$148.0	$96.9
Cash equivalents on deposit with Nestlé	6.1	4.3
Cash equivalents -- other	2,295.3	2,033.1

Total	$2,449.4	$2,134.3

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2008	2007
Trade Receivables, Net
Trade receivables	$1,213.3	$1,123.4
Allowance for doubtful accounts	(45.3)	(34.2)

Net	$1,168.0	$1,089.2

	2008	2007	2006
Allowance for Doubtful Accounts
Balance at beginning of year	$34.2	$30.3	$28.0
Bad debt expense	13.4	4.4	3.2
Charge-off (recoveries), net	(2.3)	(0.5)	(0.9)

Balance at end of year	$45.3	$34.2	$30.3

	December 31,
	2008	2007
Inventories
Finished products	$357.6	$337.6
Work in process	40.6	47.8
Raw materials	175.6	163.1

Total	$573.8	$548.5

	December 31,
	2008	2007

Other Current Assets
Prepaid expenses	$51.8	$48.4
Prepaid income taxes	75.3	122.5
Receivables from affiliates	0.3	0.2
Other	115.7	122.6

Total	$243.1	$293.7

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

	December 31,
	2008	2007

Property, Plant and Equipment, Net
Land and improvements	$28.5	$29.5
Buildings and improvements	756.9	701.7
Machinery, other equipment and software	1,357.6	1,249.2
Construction in progress	174.8	145.3

Total	2,317.8	2,125.7

Accumulated depreciation	(1,180.2)	(1,095.7)

Net	$1,137.6	$1,030.0

Construction in progress at December 31, 2008 consisted primarily of initial construction of a new manufacturing facility in Singapore and various plant expansion and upgrade projects.  Commitments related to these projects at December 31, 2008 totaled $45.7.

	December 31,
	2008	2007

Other Current Liabilities
Deferred income tax liabilities	$8.3	$16.6
Payables to affiliates	7.7	1.9
Accrued warranties	7.4	6.6
Accrued compensation	307.5	287.5
Accrued taxes	187.4	208.1
Accrued product rebates	172.0	140.8
Other	240.9	239.6

Total	$931.2	$901.1

	2008	2007	2006

Warranty Reserve
Balance at beginning of year	$6.6	$7.3	$7.9
Warranty expense	12.3	9.1	8.5
Warranty payments, net	(11.5)	(9.8)	(9.1)

Balance at end of year	$7.4	$6.6	$7.3

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

	December 31,
	2008	2007
Other Long Term Liabilities
Pension plans	$375.0	$345.3
Postretirement healthcare plan	146.6	108.9
Deferred compensation	24.0	31.1
Long term income tax liabilities (note 9)	28.6	200.7
Minority interest (note 19)	0.6	3.1
Other	12.1	13.5

Total	$586.9	$702.6

	December 31,
	2008	2007

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$194.0	$283.0
Unrealized gains (losses) on investments, net of income taxes	(10.2)	(3.2)
Unrecognized postretirement benefits losses and prior service costs, net of tax
benefits	(103.8)	(76.8)

Total	$80.0	$203.0

At December 31, 2008, the portion of retained earnings that was available under Swiss law for the payment of dividends was $2,344.1.

For the years ended December 31, 2008, 2007 and 2006, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

	2008		2007		2006

Dividends per common share in Swiss francs	CHF	2.63	CHF	2.50	CHF	1.68

Dividends per common share measured in U.S. dollars		$2.50		$2.04		$1.38

Total dividends on common shares measured in U.S. dollars		$750.1		$613.1		$417.0

(4)	Investments

At December 31, 2008 and 2007, investments were as follows:

	2008	2007

Short term investments:
Trading securities	$432.9	$544.4
Available-for-sale investments	131.0	125.4

Total short term investments	$563.9	$669.8

Long term investments—available-for-sale investments	$24.2	$41.8

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

At December 31, 2008 and 2007, trading securities were as follows:

	2008		2007
	Net		Net
	Unrealized	Estimated	Unrealized	Estimated
	Gains (Losses)	Fair Value	Gains (Losses)	Fair Value

Total trading securities	$(85.1)	$432.9	$0.3	$544.4

At December 31, 2008, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$58.7	$0.6	$--	$59.3
Senior secured bank loans fund	82.7	--	(11.0)	71.7

Total short term investments	141.4	0.6	(11.0)	131.0

Long term investments:
U.S. government and agency securities	1.5	0.2	--	1.7
Mortgage-backed securities	0.2	--	--	0.2
Equity securities	20.2	0.3	--	20.5
Other investments	2.1	--	(0.3)	1.8

Total long term investments	24.0	0.5	(0.3)	24.2

Total available-for-sale investments	$165.4	$1.1	$(11.3)	$155.2

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

At December 31, 2007, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$53.0	$--	$(0.1)	$52.9
Senior secured bank loans fund	76.0	--	(3.5)	72.5

Total short term investments	129.0	--	(3.6)	125.4

Long term investments:
U.S. government and agency securities	2.3	0.2	--	2.5
Mortgage-backed securities	0.5	--	--	0.5
Equity securities	36.3	4.1	(4.0)	36.4
Other investments	2.3	0.1	--	2.4

Total long term investments	41.4	4.4	(4.0)	41.8

Total available-for-sale investments	$170.4	$4.4	$(7.6)	$167.2

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

The contractual maturities of available-for-sale investments at December 31, 2008 were as follows:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$143.1	$132.9
Other debt securities, maturing:
Within one year	--	--
After 1 year through 10 years	--	--
After 10 years through 15 years	--	--
Beyond 15 years	--	--

Total debt securities recorded at market	143.1	132.9

Equity and other investments	22.3	22.3

Total available-for-sale investments	$165.4	$155.2

*Mortgage-backed securities and a senior secured bank loans fund.

Proceeds from sales and principal repayments of available-for-sale investments were $9.3, and the gross realized gains and gross realized losses on those sales were $0.5 and $2.4, respectively, for the year ended December 31, 2008.  For the year ended December 31, 2007, proceeds from sales and principal repayments of available-for-sale investments were $145.2, and the gross realized gains and gross realized losses on those sales were $15.2 and $1.6, respectively.  For the year ended December 31, 2006, proceeds from sales and principal repayments of available-for-sale investments were $425.7, and gross realized gains and gross realized losses on those sales were $5.7 and $3.6, respectively.

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2008, 2007 and 2006 were $(10.2), $(3.2) and $7.2, respectively.  Net unrealized holding gains (losses) on trading securities included in earnings for the years ended December 31, 2008, 2007 and 2006 were $(85.4), $(15.7) and $13.4, respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2008	2007	2006

Changes in unrealized holding gains (losses) arising
during the period	$(45.3)	$3.2	$7.1
Reclassification adjustment for losses (gains) included
in net income	38.3	(13.6)	0.8

Changes in net unrealized gains (losses) on investments,
net of taxes	$(7.0)	$(10.4)	$7.9

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

As of December 31, 2008, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Short term investments:
Senior secured bank loans fund	$--	$--	$71.7	$(11.0)	$71.7	$(11.0)

Long term investments:
Other investments	1.8	(0.3)	--	--	1.8	(0.3)

Total available-for-sale
investments	$1.8	$(0.3)	$71.7	$(11.0)	$73.5	$(11.3)

The Company recognized $36.5 in losses for other-than-temporary impairment in the year ended December 31, 2008, as discussed in note 14.

As of December 31, 2007, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Short term investments:
Mortgage-backed securities fund	$52.9	$(0.1)	$--	$--	$52.9	$(0.1)
Senior secured bank loans	72.5	(3.5)	--	--	72.5	(3.5)

Total short term investments	125.4	(3.6)	--	--	125.4	(3.6)

Long term investments:
Equity securities	12.2	(3.3)	1.6	(0.7)	13.8	(4.0)

Total available-for-sale
investments	$137.6	$(6.9)	$1.6	$(0.7)	$139.2	$(7.6)

(5)	Impairment of Long-Lived Assets Held and Used

Year ended December 31, 2007

During the year ended December 31, 2007, the Company recognized losses totaling $32.7 related to the impairment of certain plant, equipment and intangible assets used in its refractive product line and to the valuation of refractive product inventories.  The losses were recorded in cost of goods sold ($24.0) and amortization of intangibles ($8.7) in the consolidated statement of earnings for the year ended December 31, 2007.

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

(6)	Intangible Assets and Goodwill

	December 31, 2008		December 31, 2007
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:
Licensed technology	$328.0	$(283.4)	$302.6	$(266.7)
Other	157.7	(111.0)	152.8	(99.1)

Total	$485.7	$(394.4)	$455.4	$(365.8)

In June 2008, the Company entered into a patent cross-licensing agreement under which it paid a lump sum of $31.0 for certain paid-up, non-exclusive, worldwide licenses related to coating systems used in intraocular lens insertion devices.  The Company recorded $22.5 of the amount paid as an intangible asset with a remaining useful life of approximately 8 years.  For the year ended December 31, 2008, the remaining $8.5 of the amount paid was reported in selling, general and administrative expenses, as was also the $10.0 lump sum received by the Company in exchange for certain paid-up, non-exclusive, worldwide licenses related to intraocular lenses.

	Years ended December 31,
	2008	2007	2006

Aggregate amortization expense related to intangible assets	$28.6	$50.7	$198.8

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Amortization expense in 2007 and 2006 included the impairment losses of $8.7 and $125.7, respectively, discussed in note 5.

Estimated Amortization Expense:

For year ended December 31, 2009	$24.6
For year ended December 31, 2010	$23.1
For year ended December 31, 2011	$16.3
For year ended December 31, 2012	$8.1
For year ended December 31, 2013	$7.5

The Company recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amounts of goodwill for the years ended December 31, 2008 and 2007 were as follows:

	United States	International
	Segment	Segment	Total

Goodwill:

Balance, December 31, 2006	$339.3	$213.9	$553.2

Acquisition of business	48.3	20.7	69.0

Impact of changes in foreign exchange rates	--	3.8	3.8

Balance, December 31, 2007	387.6	238.4	626.0

Acquisition of business	14.9	6.4	21.3

Impact of changes in foreign exchange rates	0.1	(2.3)	(2.2)

Balance, December 31, 2008	$402.6	$242.5	$645.1

(7)	Short Term Borrowings

	December 31,
	2008	2007

Lines of credit	$311.5	$318.7
Commercial paper	622.3	1,261.3
From affiliates	96.9	132.6
Bank overdrafts	28.8	38.5

Total short term borrowings	$1,059.5	$1,751.1

At December 31, 2008, the Company had several unsecured line of credit agreements with third parties totaling $476.5 that were denominated in various currencies.  The commitment fees related to unused borrowings under these facilities were less than $0.5 during 2008, 2007 and 2006.  The weighted average interest rates at December 31, 2008 and 2007 were 3.8% and 4.7%, respectively.  The amounts outstanding under these agreements at December 31, 2008 were due at various dates during 2009.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

At December 31, 2008, the Company had a $2,000.0 commercial paper facility.  At December 31, 2008, the outstanding balance carried an average interest rate of 0.7% before fees.  Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances.  The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction.  Total fees paid to Nestlé in connection with this facility for the years ended December 31, 2008, 2007 and 2006 were $0.7, $0.4 and $0.4, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé.  These short term borrowings at December 31, 2008 were either due on demand or at various dates during 2009.  The weighted average interest rates at December 31, 2008 and 2007 were 2.4% and 3.7%, respectively.  The unused portion under the line of credit agreements was $202.7 at December 31, 2008.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $176.7 at December 31, 2008.  The weighted average interest rates on bank overdrafts at December 31, 2008 and 2007 were 8.1% and 7.3%, respectively.

(8)	Long Term Debt

	December 31,
	2008	2007

License obligations	$4.6	$5.4
Bank loan	56.6	45.7
Other	0.5	2.4

Total long term debt	61.7	53.5
Less current maturities of long term debt	1.1	1.3

Long term debt, net of current maturities	$60.6	$52.2

License obligations represented the present value of noninterest bearing future fixed payments through 2013 that were capitalized as intangibles.  These obligations were discounted at the Company's borrowing rate (4.8%) at the time each license was obtained.

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011.  This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 1.0% at December 31, 2008.  The bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2008, 2007 and 2006.

Long term maturities for each of the next five years are $1.1 in 2009, $1.0 in 2010, $57.6 in 2011, $1.0 in 2012 and $1.0 in 2013.

Interest costs of $2.3, $2.7 and $0.9 in 2008, 2007 and 2006, respectively, were capitalized as part of property, plant and equipment.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(9)	Income Taxes

The components of earnings before income taxes were:
	2008	2007	2006

Switzerland	$1,445.4	$1,048.4	$1,188.7
Outside Switzerland	637.0	880.6	428.2

Earnings before income taxes	$2,082.4	$1,929.0	$1,616.9

Income tax expense (benefit) consisted of the following:

	2008	2007	2006
Current:
Switzerland	$6.0	$130.2	$101.5
Outside Switzerland	175.7	238.7	273.2

Total current	181.7	368.9	374.7

Deferred:
Switzerland	(5.5)	0.1	(0.4)
Outside Switzerland	(140.3)	(26.4)	(105.5)

Total deferred	(145.8)	(26.3)	(105.9)

Total	$35.9	$342.6	$268.8

Income tax expense for the year ended December 31, 2008 reflected a net reduction of $271.0 for period items, including a reduction of $235.7 related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc., as well as reductions related to progress in audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.

Current tax expense does not reflect benefits of $61.3, $110.8 and $96.1 for the years ended December 31, 2008, 2007 and 2006, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

In 2008, the Company realized certain Swiss tax benefits totaling approximately $130.0 for its commitment to relocate and significantly expand its global administration operations in Switzerland.  The initial term of these benefits is expected to continue from 2008 for a period of five years.  These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2008	2007	2006

Statutory income tax rate	7.8%	7.8%	7.8%
Effect of different tax rates in various jurisdictions	8.2	11.4	14.7
Current year research and experimentation credits	(1.1)	(1.2)	(1.0)
Other current year taxes	0.2	0.3	0.6
Current year nondeductible and excludable items	(0.4)	0.3	(1.1)
Effect of losses on investment in Summit
Autonomous, Inc.	(11.3)	--	--
Tax impact of prior year audit settlements, amended
returns and adjustments to estimates	(1.7)	(0.5)	(2.7)
Other	--	(0.3)	(1.7)

Effective tax rate	1.7%	17.8%	16.6%

At December 31, 2008, Alcon's subsidiaries had loss carryforwards that expire as follows:

2009	$--
2010	--
2011	--
2012	--
2013	1.1
2014-2025	1.9
Indefinite	61.1

Total loss carryforwards	$64.1

A majority of the loss carryforwards relate to the Company's majority-owned subsidiary and are subject to elimination if (i) the subsidiary experiences a direct or indirect change in ownership of 50% or more, or (ii) it undergoes a significant change in economic identity.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Temporary differences and carryforwards at December 31, 2008 and 2007 were as follows:

	December 31,
	2008	2007

Deferred income tax assets:
Trade receivables	$38.0	$38.8
Inventories	8.3	6.0
Intangible assets	19.8	17.4
Other assets	79.3	1.9
Accounts payable and other current liabilities	93.9	80.6
Other liabilities	227.3	193.4
Share-based payments	70.5	49.4
Loss carryforwards	17.8	202.5

Gross deferred income tax assets	554.9	590.0
Unused tax credits	18.4	9.5
Valuation allowance	(5.1)	(188.2)

Total deferred income tax assets	568.2	411.3

Deferred income tax liabilities:
Property, plant and equipment	32.2	21.5
Other	4.0	18.9

Total deferred income tax liabilities	36.2	40.4

Net deferred income tax assets	$532.0	$370.9

The valuation allowances for deferred tax assets as of January 1, 2008 and 2007 were $(5.1) and $(188.2), respectively.  The net changes in the total valuation allowance for each of the years ended December 31, 2008 and 2007 were a decrease of $183.1 and an increase of $184.1, respectively.  The valuation allowance at December 31, 2008 was primarily related to foreign receivables that did not appear to be more likely than not to be realized and the valuation allowance at December 31, 2007 was primarily related to loss carryforwards that did not appear to be more likely than not to be realized.  Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2008.  Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.  Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $63.2 have not been provided on approximately $1,263.4 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and foreign jurisdictions.  With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.  In the first quarter of 2007, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2003 through 2005 that is anticipated to be completed by the end of the second quarter of 2009.  The Company also currently is subject to income tax examinations by various state, local and foreign tax authorities.  In addition, the Company is currently negotiating a bilateral advance pricing agreement ("APA") between Switzerland and the United States covering years through 2014 for all material intercompany transactions involving the

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Company and its subsidiaries in these two jurisdictions.  The U.S. and Swiss Competent Authorities met during the third quarter of 2008 and the Company anticipates the mutual agreement letter to be signed by the end of the first half of 2009.  During the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012.  The Company expects that the Japanese-Swiss APA will be concluded in 2009 or 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations.  Tax authorities throughout the world routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues.  The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48 which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax.  Management believes that the Tax Reserves are fairly stated, but believes it is reasonably possible that the total amounts of unrecognized tax benefits related to transfer pricing, capitalization and other tax positions reflected in the Tax Reserves will significantly increase within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits or advance pricing agreements, and/or (ii) the further development of tax laws through judicial or administrative actions.  Given the complexity of the issues involved and the uncertainty with respect to the actual date that any of the currently active audits or APA negotiations could reach final resolution or a new audit could commence, management cannot reasonably estimate a range of the possible increase in unrecognized tax benefits that could occur in the next 12 months.  However, the Company believes it is reasonably possible that over 75% of the Tax Reserves could be eliminated during the next 12 months as a result of actual payment of amounts included in the Tax Reserves and/or developments in various audits concerning multiple issues, including transfer pricing concerns.

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

	2008	2007

Balance at January 1 (after FIN No. 48 adoption)	$325.3	$235.3
Additions for tax positions related to prior years	4.7	38.7
Reductions for tax positions related to prior years	(204.3)	(134.2)
Additions for tax positions related to the current year	6.1	190.4
Settlements	(0.1)	--
Lapse of statutes of limitation	(2.3)	(4.9)
Balance at December 31	$129.4	$325.3

The total amount of unrecognized tax benefits at January 1, 2007 after adoption of FIN No. 48 was $235.3, excluding gross interest and penalties of $20.7.  The respective amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $211.0, excluding net interest and penalties of $13.4.  As of January 1, 2007, the Company included $104.0 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  Prior to January 1, 2007 and the adoption of FIN No. 48, the Company classified Tax Reserves, net of deposits with statutory authorities, as accrued taxes in other current liabilities.

During the years ended December 31, 2008 and 2007, the total amount of unrecognized tax benefits excluding interest and penalties, included in the Tax Reserves decreased by $195.9 to $129.4 and increased by $90.0 to $325.3, respectively.  The net decrease in unrecognized tax benefits in 2008 reflects (i) the Company's Pre-Filing Agreement with the IRS related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc. of $178.5 and (ii) net reductions of $17.4 related to progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items.  The 2007 net increase in unrecognized tax

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

benefits reflects the Company's fourth quarter 2007 refractive business restructuring of Summit Autonomous, Inc., the related acquisition of WaveLight AG (note 19), and further negotiations with tax authorities.  The amount of unrecognized tax benefits that would impact the effective tax rate if recognized at December 31, 2008 and 2007 was $119.5 and $309.4, respectively.

The Company's policy is to classify interest and penalties in income tax expense.  The gross amount of interest and penalties accrued as part of the Tax Reserves at December 31, 2008 and 2007 was $18.3 and $17.1, respectively.  At December 31, 2008, the consolidated balance sheet included $1.4 in other current liabilities and $28.6 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  At December 31, 2007, the consolidated balance sheet included $200.7 for the Tax Reserves, net of deposits with statutory authorities, in other long term liabilities.

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

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2008	2007	2006	2008	2007	2006	2008	2007	2006

United States	$2,806.4	$2,672.5	$2,463.7	$1,553.6	$1,487.3	$1,290.8	$45.8	$58.5	$93.1
International	3,487.3	2,927.1	2,432.9	1,504.4	1,211.3	996.9	78.2	69.4	58.7

Segments total	6,293.7	5,599.6	4,896.6	3,058.0	2,698.6	2,287.7	124.0	127.9	151.8
Manufacturing operations	--	--	--	(60.8)	(50.1)	(28.5)	46.3	42.9	41.4
Research and development	--	--	--	(529.4)	(481.6)	(446.5)	15.9	15.3	13.4
In process research and
development	--	--	--	--	(9.3)	--	--	--	--
General corporate	--	--	--	(174.0)	(184.5)	(160.2)	10.2	24.3	150.7
Share-based compensation	--	--	--	(80.7)	(90.0)	(80.4)	--	--	--

Total	$6,293.7	$5,599.6	$4,896.6	$2,213.1	$1,883.1	$1,572.1	$196.4	$210.4	$357.3

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

(11)	Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries.  Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer.  Sales to one customer of the United States business segment represented $660.6 of the Company's consolidated sales in 2008.  No single customer accounted for more than 10% of total sales in 2007 and 2006.

				Property, Plant and
	Sales			Equipment
	For the Years ended December 31,			At December 31,
	2008	2007	2006	2008	2007

United States	$2,806.4	$2,672.5	$2,463.7	$683.9	$610.0
Switzerland	44.1	36.1	30.4	17.5	11.0
Rest of world	3,443.2	2,891.0	2,402.5	436.2	409.0

Total	$6,293.7	$5,599.6	$4,896.6	$1,137.6	$1,030.0

Pharmaceutical	$2,561.2	$2,313.8	$2,007.2
Surgical	2,881.1	2,499.8	2,203.8
Consumer eye care	851.4	786.0	685.6

Total	$6,293.7	$5,599.6	$4,896.6

(12)	Share-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, share-settled restricted share units ("RSUs"), performance share units and certain cash-settled liability awards.  The total number of shares that may be issued under the plan with respect to such awards cumulatively shall not exceed the lesser of 30 million Alcon common shares or 10% of the shares issued and outstanding.  The grant prices for stock options or stock appreciation rights are determined by the board and shall not be lower than the prevailing stock exchange price upon the grant of the award.

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

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan.  At December 31, 2008, the Company had reserved approximately 13.3 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the 2002 Alcon Incentive Plan.  At December 31, 2008, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.8 million Alcon common shares.  The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.  Additional treasury shares were purchased during 2008, 2007 and 2006 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 17).

Net earnings for the years ended December 31, 2008, 2007 and 2006 reflected the impact of adopting SFAS No. 123(R) using the modified prospective transition method.  Under that transition method, compensation cost recognized in the years ended December 31, 2008, 2007 and 2006 included:

(a)
compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b)	compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Equity Awards

The effects of share-based equity awards on operating income and net earnings for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006

Total share-based equity award costs applicable for period	$83.0	$84.4	$83.0
Costs relieved from (capitalized in) inventory	(0.2)	0.3	(1.8)

Costs recognized in operating income	82.8	84.7	81.2
Tax benefit recognized in net earnings	26.6	27.3	26.0

Reduction to net earnings	$56.2	$57.4	$55.2

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement, as described above.

As of December 31, 2008, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share and share unit awards) granted under the plan was $66.5.  That cost is expected to be recognized over a weighted average period of 1.4 years.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Options and SSARs

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006

Expected volatility	29.5%	31.0%	33.0%
Risk-free interest rate	2.67%	4.79%	4.57%
Expected dividend yield	1.5%	1.5%	1%
Expected term	5 years	5 years	5 years

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

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003 and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures of stock options and SSARs were estimated to be 7.3% in 2008 (6.0% in 2007 and 2.5% in 2006) of the number granted, based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) to future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of December 31, 2008 and the changes during the year then ended are presented below:

	Stock Options				SSARs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining			Exercise	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Intrinsic		per	Term	Intrinsic
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Outstanding at
beginning of period	8,223,509	$64			2,697,311	$127
Granted	168,504	144			1,025,030	148
Forfeited	(14,368)	128			(93,343)	132
Exercised	(2,041,871)	61			--	--
Expired	(5,191)	69			--	--
Outstanding at end
of period	6,330,583	67	5.36	$163.8	3,628,998	133	8.06	$--
Exercisable at end
of period	5,818,693	61	5.13	$163.6	10,113	131	7.93	$--

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2008, 2007 and 2006 were $39.01, $40.37 and $42.54 per option, respectively.  The total intrinsic values of the

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

stock options exercised during the years ended December 31, 2008, 2007 and 2006 were $190.7, $345.4 and $217.7, respectively.

The weighted average grant-date "fair values" of SSARs granted during the years ended December 31, 2008, 2007 and 2006 were $38.30, $40.38 and $41.41 per SSAR.  The total intrinsic value of SSARs exercised during the year ended December 31, 2007 was less than $0.1.  No SSARs were exercised during the years ended December 31, 2008 and 2006.  The Company did not grant any SSARs prior to February 2006.

The following tables summarize information about stock options and SSARs as of December 31, 2008:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$33	483,134	3.22	$33	March 21, 2005	483,134	$33
36	1,251,633	4.13	36	February 18, 2006	1,251,633	36
42-50	13,000	4.52	47	Various dates in 2006	13,000	47
63	1,811,022	5.11	63	February 11, 2007	1,811,022	63
67-80	58,000	5.69	77	Various dates in 2007	58,000	77
80	17,922	6.05	80	January 18, 2008	17,922	80
79	2,187,067	6.11	79	February 9, 2008	2,167,438	79
98-105	11,000	6.37	101	Various dates in 2008	11,000	101
128	5,000	6.74	128	September 26, 2008	5,000	128
123	162,483	7.10	123	February 8, 2009	--
131	189,942	8.10	131	February 12, 2010	354	131
148	140,255	9.11	148	February 11, 2011	190	148
145	125	9.25	145	April 3, 2011	--

Total	6,330,583				5,818,693

		SSARs Outstanding			SSARs Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$123	1,216,524	7.10	$123	February 8, 2009	3,864	$123
100-101	15,050	7.40	100	Various dates in 2009	--
131	1,346,973	8.12	131	February 12, 2010	4,195	131
133-137	21,402	8.52	135	Various dates in 2010	--
148	1,006,283	9.11	148	February 11, 2011	2,054	148
145-168	22,766	9.30	148	Various dates in 2011	--

Total	3,628,998				10,113

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Restricted Shares and RSUs

Restricted shares and RSUs are recognized at the closing market price on the date of grant over the required service period.  Forfeitures of restricted shares and RSUs were estimated to be 9.8% of the number granted, based on historical experience.  The status of the nonvested restricted shares and RSUs as of December 31, 2008 and the changes during the year then ended are presented below:

	Restricted Shares				RSUs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Grant-Date	Remaining			Grant-Date	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Market		per	Term	Market
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Nonvested at beginning
of period	344,242	$127			51,486	$126
Granted	--	--			291,992	147
Vested	(24,438)	126			(7,313)	143
Forfeited	(17,622)	127			(10,216)	144

Nonvested at end
of period	302,182	127	0.62	$27.0	325,949	144	1.90	$29.1

The weighted average grant-date market values of restricted shares granted during the years ended December 31, 2007 and 2006 were $131 and $123 per share, respectively.  No such instruments were granted during 2008.  The total market values of restricted shares that vested during the years ended December 31, 2008, 2007 and 2006 were $3.9, $1.0 and $71.4, respectively.

The weighted average grant-date market values of RSUs granted during the years ended December 31, 2008, 2007 and 2006 were $147, $131 and $122 per share, respectively.  The total market values of RSUs that vested during the years ended December 31, 2008, 2007 and 2006 were $1.2, $0.1 and $0.1, respectively.

Performance Share Units

On February 6, 2008, pursuant to the 2002 Alcon Incentive Plan, the Company's board of directors approved the grant effective February 11, 2008 of approximately 37,000 performance share units to the senior executive officers and other selected executives.  The performance share units are designed to award additional compensation in the form of Alcon shares if a three-year cumulative earnings per share target is met.  The final award may be adjusted by a total shareholder return multiplier.  If the earnings per share targets are not met, the awards lapse.  These awards do not pay dividend equivalents during the performance period.  The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested before age 60.

The "fair value" of each performance share unit was estimated at the grant date assuming that the target performance goal will be achieved and using a Monte Carlo simulation approach to model adjustments for total shareholder return modifier provisions.  The following weighted average assumptions were incorporated into the valuation model:

2008

Expected volatility	29.5%
Risk-free interest rate	2.10%
Expected dividend yield	1.5%
Expected term	3 years

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

In the event that the minimum performance goals are not met, previously recognized compensation cost will be reversed.  The Company recognizes the "fair values" of performance share units over the required service period.

Forfeitures of performance share units were estimated to be 2.3% of the number granted, based on historical experience and the limited number of executives receiving them.  The status of the performance share unit awards as of December 31, 2008 and the changes during the year then ended are presented below:

Performance Share Units
		Weighted	Weighted
		Average	Average
		Grant-Date	Remaining	Aggregate
		"Fair Value"	Contractual	Market
	Number	per Unit	Term (Years)	Value

Nonvested at beginning of period	--	$--
Granted	36,633	151.83
Vested	--	--
Forfeited	(831)	151.83

Nonvested at end of period	35,802	151.83	2.11	$3.2

The weighted average grant-date market value of performance share units granted during the year ended December 31, 2008 was $151.83 per share.  No performance share units vested during the year ended December 31, 2008.  No such instruments were granted or vested prior to 2008.

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

Under SFAS No. 123(R), the Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants.  The risk-free interest rates used at December 31, 2008 were 0.11% to 3.05% and the market price for Alcon common shares was $89.19 per share.  The risk-free interest rates used at December 31, 2007 were 3.05% to 3.34% and the market price for Alcon's common shares was $143.04 per share.  The risk-free interest rates used at December 31, 2006 were 4.7% to 5.0% and the market price for Alcon's common shares was $111.77 per share.

The Company's operating results included expenses (reversals) related to the CSARs of $(2.1), $5.3 and $(0.9) for the years ended December 31, 2008, 2007 and 2006, respectively.  The weighted average grant-date "fair values" of CSARs granted during the years ended December 31, 2007 and 2006 were $131 and $123, respectively.  No such instruments were granted in 2008.  During the years ended December 31, 2008, 2007 and 2006, the total intrinsic values of CSARs paid were $6.8, $6.7 and $8.6, respectively.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

The status of the CSARs as of December 31, 2008 and the changes during the year then ended are presented below:

	CSARs
		Weighted	Weighted
		Average	Average
		Exercise	Remaining
		Price	Contractual	Aggregate
		per	Term	Intrinsic
	Number	Share	(Years)	Value

Outstanding at beginning of period	100,182	$52
Granted	--	--
Forfeited	--	--
Exercised	(65,426)	52

Outstanding at end of period	34,756	53	4.75	$1.3

Exercisable at end of period	34,756	53	4.75	$1.3

At December 31, 2008 and 2007, the Company had 34,756 and 100,182 CSARs outstanding representing liabilities of $1.3 and $10.2, respectively.  The awards outstanding had expiration dates ranging from March 2012 through February 2015.

The Company expects to use liability awards minimally in the future.  As of December 31, 2008, total unrecognized compensation cost related to CSARs granted under the plan was $0.1.  That cost is expected to be recognized during 2009.

(13)	Deferred Compensation

The Company had an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002.  A committee appointed by the board of directors administered the plan.  Final benefit payments under this plan of $9.7 were paid in January 2006.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis.  The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust.  During the years ended December 31, 2008, 2007 and 2006, certain executives elected to defer compensation totaling $1.5, $1.5 and $3.6, respectively.  At December 31, 2008 and 2007, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the DCP of $12.9 and $18.1, respectively.

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986.  During the years ended December 31, 2008, 2007 and 2006, deferrals under the plan were $2.7, $2.4 and $2.4, respectively.  At December 31, 2008 and 2007, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $9.3 and $10.6, respectively.

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

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities.  At December 31, 2008, the fair value hedge derivative instruments have settlement dates in the first half of 2009 and cover a gross notional amount of $396.5.

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing.  The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2008 and 2007, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $55.4 and $44.7 at the respective year-end exchange rates.  The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

As of December 31, 2007, WaveLight AG, a majority-owned subsidiary, was a party to euro interest rate and interest rate cross currency derivative contracts with equivalent notional amounts totaling $68.0.  These derivatives were classified in other current liabilities with a fair market value of $2.5.  These transactions preceded Alcon's acquisition of a majority stake in WaveLight AG in November 2007 and these derivatives were settled in 2008.

Fair Value of Financial Instruments

At December 31, 2008 and 2007, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt.  The estimated fair value of all of these financial instruments is as noted below.  Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value.  The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities.  The fair value of investments was based on quoted market prices at year-end.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

	December 31,
	2008		2007
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets:
Cash and cash equivalents	$2,449.4	$2,449.4	$2,134.3	$2,134.3

Short term trading and available-for-sale investments	563.9	563.9	669.8	669.8

Long term available-for-sale investments	24.2	24.2	41.8	41.8

Forward exchange contracts	10.3	10.3	2.3	2.3
Interest rate swaps	1.2	1.2	1.0	1.0

Liabilities:
Short term borrowings	1,059.5	1,059.5	1,751.1	1,751.1
Long term debt, excluding capital lease obligations	61.7	62.1	52.7	53.0
Forward exchange and option contracts	4.7	4.7	2.3	2.3
Interest rate swaps	--	--	2.5	2.5

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements."  The standard defines fair value, provides a consistent framework for measuring fair value under U.S. GAAP and expands fair value financial statement disclosure requirements.  SFAS No. 157 does not require any new fair value measurements.

Financial instruments, such as equity or fixed income securities, other investments and derivatives, are presented at fair value.  Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date.  Where available, fair value is based on or derived from observable market prices or parameters.  Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied.  These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

Beginning January 1, 2008, financial assets and liabilities recorded at fair value in the consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value.  The SFAS No. 157 hierarchical levels, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and certain interest rate derivatives.  Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data.  The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the asset or liability.  These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.  Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds.  The Company did not have liabilities carried at fair value in this category.

The majority of the Company's corporate investments are held in funds professionally managed by investment advisors.  The net asset values are furnished in statements received from fund custodians who reflect valuations conducted according to their respective fund pricing policies and asset types.  The complete details of the fund holdings of several of the Company's professionally managed funds sometimes may be unavailable to allow the Company to look through to the underlying assets at the date the financial statements are prepared.  Because of these constraints, the Company classifies these fund investments as Level 3.  For other fund investments for which fund holdings are available, the Company is able to properly assess the classification of some investment funds as Level 2 through due diligence, discussions with fund managers, and examining significant inputs and material balances in each investment and the techniques they employ to value the underlying securities within the respective funds.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest hierarchical level of input that is significant to the fair value measurement.

	Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Financial Assets
Trading securities	$--	$172.1	$260.8	$432.9
Available-for-sale securities	22.2	133.0	--	155.2
Foreign exchange derivatives	--	10.3	--	10.3
Interest rate derivatives	--	1.2	--	1.2

Total	$22.2	$316.6	$260.8	$599.6

Financial Liabilities
Foreign exchange derivatives	$--	$4.7	$--	$4.7

Total	$--	$4.7	$--	$4.7

Cash and cash equivalents of $2,449.4 and long term investments accounted for under the equity method of $6.3 were excluded from this table.

Level 3 Gains and Losses

At December 31, 2008, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included fixed income funds of $107.1, a senior secured bank loans fund of $40.5 and hedge funds of $113.2.  The financial assets included in Level 3 were approximately 44% of the total amounts measured at fair value on a recurring basis.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques.  If more than an insignificant proportion of a particular fund’s assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

        Total gains or losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of other, net, in the consolidated statements of earnings.  For the year ended December 31, 2008, there were losses (realized and unrealized) of $77.3 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $147.4.  Realized and unrealized losses during the period were approximately 15.9% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2008.

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	Trading	Interest Rate
	Securities	Derivatives	Total

Beginning balance	$485.5	$(2.5)	$483.0
Total gains or losses (realized/unrealized):
Included in earnings before income taxes	(77.3)	(0.4)	(77.7)
Included in other comprehensive income	--	--	--

Purchases of investments	--	--	--
Proceeds on sales	(147.4)	2.9	(144.5)
Transfers in and/or out of Level 3	--	--	--

Ending balance	$260.8	$--	$260.8

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

2008

Net gains (losses) included in earnings for the period	$(77.7)

Change in unrealized gains (losses) related to assets still held at reporting date	$(64.1)

Valuation Techniques

In accordance with SFAS No. 157, valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types:  market approach, income approach and cost approach.  The Company valued its Level 3 financial assets and liabilities at December 31, 2008 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.  Valuation techniques consistent with the market approach include comparables.  A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach.  Most measurements were market quotes or obtained from other reliable market sources.  The Company did not use market indices for valuing material balances measured at fair value.

Income Approach.  Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount.  The measurement is based on the value indicated by current market expectations about those future amounts.  Examples of income approach valuation techniques include

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques and option-pricing models.  The Company valued certain derivatives, in part or whole, using the income approach.

Cost Approach.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.  The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches described within SFAS No. 157 are consistent with generally accepted valuation methodologies.  While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used.  Professionally managed investment funds may use a combination of market, income and cost approach.  The selection of the valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."  An individual security is impaired if the fair value of the investment is less than its amortized cost basis.  Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis.  Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.  If an impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The Company determined that, at December 31, 2008, unrealized losses on certain available-for-sale equity securities and a senior secured bank loans fund were other-than-temporarily impaired due to deteriorating general market conditions, particularly during the fourth quarter of 2008, coupled with the unlikely near term prospects for achieving a sustainable recovery, uncertainty about future market conditions, and declines in certain quantitative or qualitative factors.  The other-than-temporary impairment recognized for the senior secured bank loans fund also was deemed appropriate to bring a significant portion of the unrealized losses in line with current market conditions for credit default rates and loss recovery rates.  The Company recognized losses for other-than-temporary impairment during the year ended December 31, 2008 of $36.5.

Investment Income

Other, net, included gains (losses) on investments as follows:

	2008	2007	2006

Realized gains (losses) on sale of investments	$(11.9)	$32.2	$6.7
Unrealized gains (losses) on investments
classified as trading securities	(85.4)	(15.7)	13.4
Other-than-temporary impairment	(36.5)	--	--

Total gains (losses) on investments	$(133.8)	$16.5	$20.1

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

At December 31, 2008, Nestlé owned 156,076,263 common shares of Alcon and Novartis AG owned 74,061,237 common shares of Alcon.

The Company's material transactions with related parties during 2008, 2007 and 2006 have been with Nestlé and its subsidiaries.  All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2008, 2007 and 2006, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2008	2007	2006

Interest expense	$5.3	$4.2	$3.5
Interest income	0.1	0.1	0.1

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $2.2, $1.5 and $1.0 in 2008, 2007 and 2006, respectively.  Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities.  Nestlé charges the Company for its portion of the costs of these services based on arm's length prices.  Such charges were less than $3.0 in each of the three years ended December 31, 2008, 2007 and 2006.

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time the Company's cash and cash equivalents included $707.0 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008, and in 2009 the Company reimbursed Nestlé, for a total of $5.2 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe).

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise.  At December 31, 2008 and 2007, the Company had no notional amounts outstanding with Nestlé.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company.  At December 31, 2008, the total maximum under these lines of credit was approximately $418.1.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

The Company purchased certain materials with a cost of less than $0.1 from Novartis or its subsidiaries in 2008.

(16)	Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement healthcare plan.  The Company's cost of defined contribution plans was $77.8, $75.6 and $69.8 in 2008, 2007 and 2006, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement healthcare plan.  The measurement date used to determine pension and postretirement benefit measurements for all of the benefit plans in 2008, and the majority of them in 2007 and 2006, is December 31 of the respective year.

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2008 and 2007 were:

			Postretirement
	Pension Benefits		Benefits
	2008	2007	2008	2007
Change in Benefit Obligation
Benefit obligation at beginning of year	$411.3	$353.2	$250.2	$234.8
Service cost	24.3	20.2	13.0	11.8
Interest cost	24.0	20.8	14.8	13.3
Benefits paid by trust	(4.9)	(1.8)	(8.2)	(7.8)
Benefits paid by Company	(14.3)	(14.1)	--	--
Employee contributions	0.4	0.3	--	--
Foreign currency translation	4.1	4.9	--	--
Medicare subsidy	--	--	0.4	0.4
Conversion of multi-employer plan	--	20.4	--	--
Impact of change in measurement date	1.4	--	--	--
Actuarial (gain)/loss	11.5	7.4	(0.7)	(2.3)

Benefit obligation at end of year	457.8	411.3	269.5	250.2

Change in Plan Assets
Fair value of plan assets at beginning of year	54.3	35.1	141.3	127.4
Actual return on plan assets	(2.7)	1.1	(36.8)	5.0
Employer contribution	13.2	6.6	26.5	16.7
Employee contributions	0.4	0.3	--	--
Conversion of multi-employer plan	--	10.1	--	--
Foreign currency translation	7.8	3.3	--	--
Benefits paid	(4.9)	(2.2)	(8.2)	(7.8)

Fair value of plan assets at end of year	68.1	54.3	122.8	141.3

Funded Status at End of Year	$(389.7)	$(357.0)	$(146.7)	$(108.9)

Amounts Recognized in the Consolidated Balance Sheets
Prepaid benefit costs in other assets	$0.1	$1.3	$--	$--
Accrued benefit costs in other current liabilities	(14.8)	(13.0)	(0.1)	--
Pension and postretirement obligation in other long term liabilities	(375.0)	(345.3)	(146.6)	(108.9)

Net amount recognized in the consolidated balance sheet	$(389.7)	$(357.0)	$(146.7)	$(108.9)

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2008 consisted of:

	Pension Benefits	Postretirement Benefits

Prior service cost	$(4.1)	$0.4
Net losses (gains)	59.1	48.4
Total	$55.0	$48.8

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2009 were estimated to be:

	Pension	Postretirement
	Benefits	Benefits

Prior service cost	$(0.8)	$0.5
Net losses (gains)	5.2	4.2
Total	$4.4	$4.7

The accumulated benefit obligation for all defined benefit pension plans was $360.3 and $320.4 at December 31, 2008 and 2007, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 and 2007:

	Pension Benefits
	2008	2007

Projected benefit obligation	$391.6	$375.1
Accumulated benefit obligation	318.6	297.7
Fair value of plan assets	4.0	16.9

			Postretirement
	Pension Benefits		Benefits
Weighted Average Assumptions as of December 31,	2008	2007	2008	2007

Discount rate	5.7%	5.7%	6.0%	6.0%
Expected return on plan assets	3.3	3.8	7.5	7.5
Rate of compensation increase	5.1	5.5	N/A	N/A

The discount rate for the defined benefit pension plans was determined by matching, as of the measurement date, the expected future cash flows with high-quality fixed-income securities of the same duration.  This resulted in a weighted average discount rate of 5.7% as an appropriate equivalent annualized rate.

The discount rate for the postretirement benefit plan was determined by matching the expected future cash flows with high quality fixed-income securities of the same duration as of the measurement date, resulting in a discount rate of 6.0%.

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

Plan Assets

At December 31, 2008 and 2007, the Company's defined benefit pension plans and postretirement benefit plan weighted average asset allocations by asset category were as follows:

	Pension		Postretirement
	Benefits		Benefits
	2008	2007	2008	2007
Asset Category:
Equity securities	11%	17%	48%	57%
Real estate investment trust units	--	--	2	3
Debt securities	20	23	35	36
Guaranteed investment contracts	49	44	--	--
Cash and cash equivalents	20	15	10	4
Other	--	1	5	--
Total	100%	100%	100%	100%

The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance.  The majority of the Company's defined benefit pension plans were unfunded, with the major funded plans designated for employees in Spain and Japan.  The weighted average target allocation for all funded pension benefit plans is 15% equity securities, 23% debt securities and 62% other, which is primarily guaranteed investment contracts with insurance companies with fixed returns of 0.75%.  The weighted average target asset allocation for the postretirement benefit plan is 62% equity securities, 25% debt securities, 6% alternative investments, and 7% cash and cash equivalents.  At December 31, 2008 and 2007, for the postretirement benefit plan, the equity securities consisted of a Standard & Poor's 500 Index fund and, in 2008, a Europe, Australia, Far East (EAFE) foreign index fund, and the debt securities were comprised of a Barclays Capital U.S. Aggregate Bond Index (previously Lehman Aggregate Bond Index) fund and a money market fund.  In addition, in 2008 and 2007, assets contributed to a 401(h) plan were invested in a balanced fund of U.S. and international stocks, bonds, real estate investment trust units and, beginning in 2008, commodities and hedge funds.

In 2005, the Company transferred $200.2 to an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At December 31, 2008, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $14.9, short term investments of $218.0 and long term investments of $20.5) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

The Company does not anticipate that any assets from defined benefit plans or the postretirement benefit plan would be returned to the Company during the year ending December 31, 2009.

Contributions

The Company expects to contribute in 2009 approximately $25.4 to its pension plans and approximately $20.6 to its postretirement benefit plan.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts

2009	$17.4	$8.2	$(0.5)
2010	18.0	9.4	(0.6)
2011	19.6	10.6	(0.7)
2012	20.7	11.7	(0.9)
2013	22.1	13.0	(1.0)
2014 - 2018	136.3	83.4	(7.9)

	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Components of Net Periodic Benefit Cost

Service cost	$24.3	$20.2	$17.7	$13.0	$11.8	$10.0
Interest cost	24.0	20.8	17.9	14.8	13.3	11.6
Expected return on assets	(1.9)	(1.3)	(0.7)	(11.0)	(9.7)	(8.2)
Prior service cost	(0.8)	(0.9)	(0.8)	0.5	0.5	0.5
Loss (gain) on settlement/curtailment	--	--	(0.2)	--	--	--
Net losses (gains)	6.2	6.2	4.5	1.2	1.2	0.9

Net periodic benefit cost	51.8	45.0	$38.4	18.5	17.1	$14.8

Other Changes in Plan Assets and
Benefit Obligations Recognized
in other Comprehensive Income

Current year net loss (gain)	16.4	17.9		47.1	2.4
Amortization of net loss (gain)	(6.2)	(5.9)		(1.2)	(1.2)
Amortization of prior service cost	0.8	0.9		(0.5)	(0.5)
Foreign currency translation	(1.6)	--		--	--
Net charge to other comprehensive
income	9.4	12.9		45.4	0.7

Total recognized in net periodic pension
cost and other comprehensive income	$61.2	$57.9		$63.9	$17.8

The Company adopted the measurement date provisions of SFAS No. 158 effective January 1, 2008.  The Company elected to utilize the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8, net of taxes) to retained earnings as of January 1, 2008.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

The healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 9.5% at December 31, 2008, declining to 5% in 2014 and after.  The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$6.6	$(5.0)

Effect on the postretirement benefit obligation	45.9	(36.8)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé.  No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé.  Accordingly, these plans are treated as multi-employer plans.  Annual contributions to these plans are determined by Nestlé and charged to the Company.  Company contributions to these plans during 2008, 2007 and 2006 were $10.3, $7.9 and $9.4, respectively.  Due to the recent financial market decline, future contributions may not reflect past trends.  During 2007, the Company obtained a separate valuation for its Spanish subsidiary's defined benefit pension plan and converted from a multi-employer plan to a single-employer plan.

(17)	Shareholders' Equity

(a)	Shareholder Cancellation

On May 6, 2008, the Company's shareholders approved the cancellation of 7,657,400 Alcon common shares, which the Company purchased during 2007.  After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2008.

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

(b)	Shareholder Agreement

On April 6, 2008, Nestlé and Novartis AG ("Novartis") executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

On April 6, 2008, Nestlé and Novartis also executed the Shareholders Agreement that provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of this sale, with one of the additional members designated by Nestlé and one designated by Novartis.  Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland.  James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis' designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commence on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the Purchase and Option Agreement is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

(c)	Share Repurchase Agreement Terminated

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1,100.0 of Alcon common shares.  Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0.  The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares.  In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  In September 2008, the Company continued to purchase from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement.  Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

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

Alcon has joined with its commercial partners in filing six patent infringement actions against four different generic drug companies.  All of these generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market generic versions of Alcon products under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®.  Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer HealthCare's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware.  Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Judgment is not expected until the first half of 2009.  Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product in the United States well before the 2020 expiration of the Alcon patent.  Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in this case and expires on December 18, 2010.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial is currently rescheduled for July 27, 2009.  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA is also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  The 30-month period after which the FDA could approve Barr's generic product will expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial is currently scheduled for late April 2010.  Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it and Apotex may be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States prior to December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The fourth patent infringement action was filed after Alcon received notice late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010.  The 30-month period after which the FDA could approve Barr’s generic product should expire in May 2011.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex and Barr Patanol® product cases are pending) on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA until June 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case.  Should Apotex succeed in overcoming both of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010 and Barr's potential 180-day "first filer" exclusivity period, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (generic affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon’s Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA until June 2011 unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has not yet been scheduled in this case.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, should Sandoz succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in the United States.  Such competition would be expected to impact the Company's sales and profits.

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the United States District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors.  While there can be no assurance that an adverse outcome in the case cannot occur, the Company believes that the Synergetics claims are without merit.  On June 23, 2008, the Company filed its answer and counterclaim in the District Court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 23, 2009, the Court granted the Company's Motion to Dismiss based on Synergetics's failure to properly plead its claims.  On March 6, 2009, Synergetics filed a further amended Complaint.  The Company intends to vigorously defend itself in the case and is seeking in its counterclaim to enjoin Synergetics from using Alcon trade secrets that are believed to have been misappropriated by Synergetics.  A trial date in 2010 is expected, but has not yet been scheduled by the Court.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the United States District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the District Court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the United States District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  The complaint has not yet been formally served on Synergetics.  The Company will request that the District Court permit this suit to be merged with the previously filed (October 9, 2008) patent infringement suit.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by "instrumentalities" sold by the Company, but fails to name any specific ALCON® products.  The patent, which expires at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer includes a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  No trial date has been set.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Manufacturing, Ltd., in the U.S. District Court for the Eastern District in Sherman, Texas, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product, and potentially other products, infringe the two patents.  The Company has not yet received formal service of process, and consequently its answer date is not set.  Although it is still assessing the allegations in the Elan complaint, the Company believes that it has strong defenses and intends to defend itself vigorously if the suit is not dismissed.

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

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

The Company was self-insured through its captive insurance subsidiary for damages incurred prior to 2006 at one of its sales and distribution facilities and was involved in legal proceedings to seek recovery of its losses and other incremental operating costs from the third parties responsible for the damages.  In December 2008, the captive insurance subsidiary settled its claim against the third parties involved.  Since no recovery had been recorded previously, the Company recognized a gain in the fourth quarter of 2008 related to the settlement of $15.2 ($3.6 in cost of goods sold and $11.6 in selling, general and administration expenses).

The Company leases certain facilities and equipment under operating leases.  The Company accounts for operating leases in accordance with SFAS No. 13 "Accounting for Leases."  As such, the total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease.  Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset.  Lease expense incurred was $76.7, $59.6 and $53.5 during 2008, 2007 and 2006, respectively.  Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount

2009	$64.0
2010	50.5
2011	37.8
2012	25.9
2013	18.5
Thereafter	63.1

Total minimum lease payments	$259.8

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2025.  All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition.  The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2008 were as follows:

Year	Amount

2009	$14.0
2010	13.8
2011	11.8
2012	7.2
2013	7.1
Thereafter	2.6

Total	$56.5

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2008, 2007 and 2006 were $96.7, $66.0 and $76.7, respectively.  In addition, at December 31, 2008, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

At December 31, 2008, the Company had guaranteed less than $10.3 of debt for certain customers.  At December 31, 2008, the Company had outstanding letters of credit of $16.0.  The letters of credit typically act as a

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

guarantee of payment to certain third parties in accordance with specified terms and conditions.  Additionally, the Company guaranteed $83.1 to a third party reinsurer for the Company's captive insurance subsidiaries.

In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration) as discussed in note 15, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of any funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

(19)	WaveLight AG Acquisition

Initial Acquisition in 2007

On November 9, 2007, the Company completed the acquisition of 77.4% of the common shares of WaveLight AG ("WaveLight").  WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO® laser system for refractive eye surgery.  The ALLEGRETTO® laser has a global installed base of more than 800 units and offers the fastest ablation speed available in the U.S. market today.  This acquisition combined WaveLight technological expertise and the ALLEGRETTO® laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.

The WaveLight acquisition was completed pursuant to a tender offer made by Alcon to acquire WaveLight shares for 15.00 euro per share and with WaveLight shares acquired either on the stock market or through direct purchase.

The following table summarizes the components of the initial WaveLight purchase price recorded in 2007:

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

In Process Research and Development

In conjunction with the WaveLight acquisition, the Company recorded a charge to in process research and development expense of $9.3 for acquired in process research and development assets that the Company determined were not yet complete and had no alternative future uses in their current state.

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

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Adjustments to 2007 Transaction

During the first quarter of 2008, Alcon recorded additional transaction costs in the amount of $1.7 related to the 2007 acquisition of WaveLight. This amount was recorded as additional goodwill.

In addition, during the third quarter of 2008, Alcon increased its valuation adjustment for the deferred tax assets acquired in 2007 with a resulting increase of $2.7 to goodwill.

The following table summarizes the impact of the adjustments to the 2007 transaction:

Goodwill	$4.4
Long term deferred income tax assets	(2.7)

Net assets acquired	$1.7

2008 Acquisition of Additional WaveLight Shares

During the fourth quarter of 2008, Alcon acquired additional shares of WaveLight.  The following table summarizes the components of the purchase price of the additional WaveLight Shares:

Cash paid for WaveLight shares	$19.7
Transaction costs	1.3

Total purchase price	$21.0

For the additional shares acquired in 2008, the fair values at the initial acquisition date were used to allocate the additional amount of intangible assets acquired. The following table summarizes the estimated fair values of net assets acquired:

Identifiable intangible assets	$6.2
Goodwill	16.9
Long term deferred income tax liabilities	(2.1)

Net assets acquired	$21.0

Identifiable Intangible Assets

Acquired identifiable intangible assets include product rights for approved indications of currently marketed products, customer relationships, trademarks and core technology for laser and other refractive products.  The amounts assigned to each class of intangible assets and the related weighted average amortization periods are summarized in the following table:

	Value of
	Intangible Assets	Weighted Average
	Acquired	Amortization Period

Developed technology	$4.1	4 years
Customer relationships	1.2	5 years
Trademarks	0.9	9 years

Total	$6.2	5 years

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(20)	Subsequent Events

Co-Marketing Agreement for Japan between Novartis Pharma AG and Alcon Pharmaceuticals Ltd.

On January 9, 2009, Alcon Pharmaceuticals Ltd. entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan.  This agreement has a three-year term ending on December 31, 2011.

Share-Based Payment Awards

On February 10, 2009, pursuant to the 2002 Alcon Incentive Plan, Alcon's board of directors approved the grant effective February 17, 2009 to certain employees of SSARs and stock options for approximately 2.1 million common shares at $87.09 per share, the closing market price on February 17, 2009.  The share-settled stock appreciation rights and stock options are scheduled to become exercisable in 2012 and expire in 2019.  The board also approved the grant effective February 17, 2009 to certain employees of approximately 420,000 RSUs.  The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60.  Alcon's board of directors also approved the grant effective February 17, 2009 of approximately 47,000 performance share units to the senior executive officers and other selected executives.  The performance share units are designed to award additional compensation in the form of Alcon shares if earnings per share targets during a three-year period are met.  The final award may be adjusted by a total shareholder return multiplier.  The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested before age 60.

Staffing Reduction

On February 11, 2009, the Company announced that it has initiated programs to align its operations with the evolving economic conditions and market environment.  These programs include a staffing reduction of approximately 260 employee positions that is estimated to result in a pre-tax charge of approximately $21, the majority of which will be incurred in the first quarter of 2009.  The staffing reduction is expected to deliver ongoing annualized savings of approximately $40 beginning in the second quarter, with the full effect realized in the second half of 2009.

(21) Unaudited Quarterly Information
	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2008
Sales	$1,536.4	$1,735.2	$1,524.6	$1,497.5
Operating income	500.1	645.6	494.3	573.1
Net earnings	429.4	566.4	627.1	423.6

Basic earnings per common share	$1.44	$1.90	$2.10	$1.42
Diluted earnings per common share	$1.43	$1.88	$2.07	$1.41

2007
Sales	$1,322.7	$1,471.5	$1,335.7	$1,469.7
Operating income	403.1	536.5	466.1	477.4
Net earnings	346.2	448.4	415.3	376.5

Basic earnings per common share	$1.16	$1.50	$1.39	$1.27
Diluted earnings per common share	$1.14	$1.48	$1.38	$1.25

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

        Operating income and net earnings for the three months ended March 31, 2007 included losses totaling $32.7 related to the impairment discussed in note 5.

Sales, operating income and net earnings for the three months ended December 31, 2007 reflect two months of operations of WaveLight subsequent to its acquisition effective November 1, 2007, as discussed in note 19.  WaveLight's operations are included in all periods of 2008.

Operating income and net earnings for the three months ended December 31, 2007 included costs for in process research and development discussed in note 19.