Form 20-F
ALCON INC
filed 2010-03-16
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 For the fiscal year ended DECEMBER 31, 2009
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
299,550,733 Common Shares
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
by the International Accounting Standards Board
If ″Other″ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	Item 18
If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	X	No

INTRODUCTION AND USE OF CERTAIN TERMS

Trademarks used by Alcon, Inc. ("Alcon") appear in italic type in this report and are the property of or are licensed by one of our subsidiaries.

In this report, the trademark product brand names refer to the products noted below.

Product Brand Name	Referenced Product
A-OK®	A-OK® ophthalmic knives
Accurus®	Accurus® surgical system
AcrySof®	AcrySof® intraocular lens
AcrySof® Aspheric Toric	AcrySof® Aspheric Toric intraocular lens
AcrySof® Cachet™	AcrySof® Cachet™ phakic lens
AcrySof® IQ	AcrySof® IQ intraocular lens
AcrySof® IQ ReSTOR®	AcrySof® IQ ReSTOR® intraocular lens
AcrySof® IQ ReSTOR® Toric	AcrySof® IQ ReSTOR® Toric intraocular lens
AcrySof® IQ Toric	AcrySof® IQ Toric intraocular lens
AcrySof® Natural	AcrySof® Natural intraocular lens
AcrySof® Phakic	AcrySof® Phakic intraocular lens
AcrySof® ReSTOR®	AcrySof® ReSTOR® intraocular lens
AcrySof® ReSTOR® Aspheric	AcrySof® ReSTOR® Aspheric intraocular lens
AcrySof® ReSTOR® Aspheric, +3.0 add	AcrySof® ReSTOR® Aspheric, +3.0 add intraocular lens
AcrySof® ReSTOR® Aspheric, +4.0 add	AcrySof® ReSTOR® Aspheric, +4.0 add intraocular lens
AcrySof® ReSTOR® Toric	AcrySof® ReSTOR® Toric intraocular lens
AcrySof® Toric	AcrySof® Toric intraocular lens
ALCON®	ALCON® house trademark
ALLEGRETTO™	ALLEGRETTO™ laser system
ALLEGRETTO WAVE® Eye-Q	ALLEGRETTO WAVE® Eye-Q 400 Hz laser
ALLEGRO ANALYZER®	ALLEGRO ANALYZER® wavefront system
ALLEGRO™	ALLEGRO™ biometry system
ALLEGRO OCULYZER®	ALLEGRO OCULYZER® pentacam diagnostic device
ALLEGRO TOPOLYZER®	ALLEGRO TOPOLYZER® corneal topography system
AquaLase®	AquaLase® liquefaction device
AZARGA®	AZARGA® ophthalmic suspension
Azopt®	Azopt® ophthalmic suspension
Betoptic S®	Betoptic S® ophthalmic suspension
BSS Plus®	BSS Plus® irrigating solution
CiloDex®	CiloDex® otic solution
CIPRODEX®*	CIPRODEX® otic suspension
Cipro® HC*	Cipro® HC Otic
CONSTELLATION®	CONSTELLATION® vitreoretinal system
Custom Pak®	Custom Pak® surgical procedure packs
DisCoVisc®	DisCoVisc® viscosurgical device
DuoTrav® (EU)	DuoTrav® ophthalmic solution
DuoVisc®	DuoVisc® viscoelastic system
Durezol™	Durezol™ ophthalmic steroid
EXPRESS®	EXPRESS® contact lens care solutions
Ex-PRESS®	Ex-PRESS® mini glaucoma shunt
Grieshaber®	Grieshaber® surgical instruments
ICAPS®	ICAPS® dietary supplements
Infiniti®	Infiniti® vision system
LADARVision®	LADARVision® excimer laser/system
Laureate®	Laureate® compact phacoemulsification system
LEGACY®	LEGACY® surgical system

Product Brand Name	Referenced Product
NEVANAC®	NEVANAC® ophthalmic suspension
Opatanol® (EU)	Opatanol® ophthalmic solution
OPTI-FREE®	OPTI-FREE® contact lens care solutions
OPTI-FREE® EXPRESS® No-Rub®	OPTI-FREE® EXPRESS® No-Rub® contact lens care solution
OPTI-FREE® RepleniSH®	OPTI-FREE® RepleniSH® multi-purpose disinfecting solution
OZil®	OZil® torsional hand piece/technology
Pataday™	Pataday™ ophthalmic solution
Patanase®	Patanase® nasal spray
Patanol®	Patanol® ophthalmic solution
Perfluoron®	Perfluoron® perfluoro-n-octane liquid
ProVisc®	ProVisc® ophthalmic viscosurgical device
PUREPOINT®	PUREPOINT® vitreoretinal laser
Silikon®	Silikon® ophthalmic surgical oil
SOFZIA®	SOFZIA® preservative system
Systane®	Systane® lubricant eye drops
Systane® Ultra	Systane® Ultra lubricant eye drops
Tears Naturale®	Tears Naturale® lubricant eye drops
TobraDex®	TobraDex® ophthalmic suspension or ointment
Tobrex®	Tobrex® ophthalmic solution or ointment
TRAVATAN®	TRAVATAN® ophthalmic solution
TRAVATAN Z®	TRAVATAN Z® ophthalmic solution
TRIESENCE®	TRIESENCE® injectable suspension
Vegamox®* (Japan)	Vegamox® ophthalmic solution
Vigadexa®	Vigadexa® ophthalmic solution
Vigamox®*	Vigamox® ophthalmic solution
VISCOAT®	VISCOAT® ophthalmic viscosurgical device
ZIRGAN™	ZIRGAN™ topical ophthalmic gel
Zyclorin™	Zyclorin™ ophthalmic formulation

*       Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.  Moxifloxacin, the primary ingredient in Vigamox® and Vegamox®, is licensed to Alcon by Bayer Schering Pharma AG.

Avelox® is a trademark of Bayer Schering Pharma AG.  Zaditor® is a trademark of Novartis AG.  Timoptic-XE® is a trademark of Merck & Co., Inc.  Lucentis® is a trademark of Genentech, Inc.  CPT® is a trademark of the American Medical Association.

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

This report uses certain terms defined below.

Term	Definition
AMD	Age-related macular degeneration
ANDA	Abbreviated New Drug Application
ANDS	Abbreviated New Drug Submission
AOMT	Otitis media in the presence of tympanostomy tubes
AREDS	National Eye Institute's Age Related Eye Disease Study
ASC	Accounting Standards Codification
ASERP	Alcon Supplemental Executive Retirement Plan
BAC	Benzalkonium chloride
CEO	Chief Executive Officer
CMS	The Centers for Medicare and Medicaid Services
CP Program	Alcon's Commercial Paper Program
(the) Company	Alcon, Inc. and its subsidiaries
DCP	Alcon Executive Deferred Compensation Plan
DTC	Depository Trust Company
EPS	Earnings Per Share
ESCP	Alcon's Executive Salary Continuation Plan
EU	European Union
EUCMS	Concerned member state of the European Union
Evaluation Date	End of the period covered by this annual report
Exchange Act	U.S. Securities Exchange Act of 1934
External auditors	The primary Alcon Group external auditors and additional external auditors specific to the Company subsidiary
FASB	Financial Accounting Standards Board
FDA	United States Food and Drug Administration
FDAAA	Food and Drug Administration Amendments Act of 2007
FTC	U.S. Federal Trade Commission
IFRS	International Financial Reporting Standards
IPO	The initial public offering of approximately 69,750,000 of Alcon, Inc.'s common shares on March 20, 2002
IRB	Institutional Review Board
LASIK	Laser-Assisted In Situ
NDA	New Drug Application
Non-U.S. Holder	A holder that is not a U.S. Holder (see definition of U.S. Holder below)
NSAID	Non-steroidal anti-inflammatory drug
NYSE	New York Stock Exchange
OTC	Over-the-Counter drugs available without a prescription
PMA	Pre-Market Approval
Purchase and Option Agreement	Purchase and Option Agreement between Nestlé S.A. and Novartis AG dated as of April 6, 2008
REMS	Risk evaluation and mitigation strategies discussed in the FDAAA
RMS	Reference member state of the European Union
SAB	Staff Accounting Bulletin published by the SEC
SEC	United States Securities and Exchange Commission
Second Stage Closing	The purchase and sale of Nestlé's remaining Alcon shares to Novartis under the Purchase and Option Agreement
Securities Act	U.S. Securities Act of 1933, as amended
Separation Agreement	Separation Agreement between Nestlé and Alcon described in Item 7.B.2
Services Agreement	Guarantee Fee and Commercial Paper Program Services Agreement, as described in Item 7.B, "Related Party Transactions"

Term	Definition
SFAS	Statement of Financial Accounting Standards
Shareholders Agreement	Shareholders Agreement between Nestlé and Novartis dated as of April 6, 2008
SSAR(s)	Share-settled stock appreciation right(s)
Swiss Holder	Security holder as defined in Item 10.E.
TSR	Total shareholder return
U.S. GAAP	United States generally accepted accounting principles
U.S. Holder	Security holder as defined in Item 10.E.
VHCA	Veterans Health Care Act

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

Statements in this report regarding the Company's market share position in the United States for ophthalmic pharmaceuticals (including generics) were based on total retail prescriptions filled as independently reported by the Wolters Kluwer Health Source Prescription Audit for the years ended December 31, 2009 and 2008.

Statements in this report regarding the Company's worldwide market share position for ophthalmic surgical products by sales were based on internal estimates prepared using industry data for the nine months ended September 30, 2009 and 2008.

Statements in this report regarding the Company's market position in the United States for consumer products by sales in U.S. dollars were based on internal estimates prepared using a variety of external sources.

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

Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

•	a change of control may trigger contractual obligations that have a significant adverse effect on results of operations or cause volatility in our share price;

•	resources devoted to research and development may not yield new products that achieve commercial success;

•	the production and launch of commercially viable products may take longer and cost more than expected;

•	competition may lead to worse than expected financial condition and results of operations;

•	changes in reimbursement procedures and/or amounts by third-party payors;

•	changes caused by regulatory or market forces in the prices we receive for our products;

•	changes in the global economic environment in which we operate, as well as changes in the economic conditions in our markets;

•	currency exchange rate fluctuations may negatively affect our financial condition and results of operations;

•	the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism;

•	supply and manufacturing disruptions could negatively impact our financial condition or results of operations;

•	inability to attract qualified personnel, which could negatively impact our ability to grow our business;

•	difficulty protecting our intellectual property rights;

•	pending or future litigation may negatively impact our financial condition and results of operations;

•	government regulation or legislation may negatively impact our financial condition or results of operations;

•	product recalls or withdrawals may negatively impact our financial condition or results of operations;

•	the occurrence of environmental liabilities arising from our operations; and

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

	Year Ended December 31,
		2009		2008		2007		2006		2005
		(in millions, except per share data)
Statement of Earnings Data:
Sales		$6,499		$6,294		$5,599		$4,897		$4,368
Cost of goods sold		1,614		1,472		1,398		1,215		1,078

Gross profit		4,885		4,822		4,201		3,682		3,290
Selling, general and administrative		1,935		1,961		1,694		1,399		1,594
Research and development		665		619		564		512		422
In process research and development		--		--		9		--		--
Amortization of intangibles		24		29		51		199		86

Operating income		2,261		2,213		1,883		1,572		1,188
Interest income		46		76		69		74		49
Interest expense		(16)		(51)		(50)		(43)		(39)
Other, net		22		(155)		27		14		5

Earnings before income taxes		2,313		2,083		1,929		1,617		1,203
Income taxes		306		36		343		269		272

Net earnings		$2,007		$2,047		$1,586		$1,348		$931

Basic weighted-average common shares outstanding		299		298		298		304		306
Diluted weighted-average common shares outstanding		301		301		302		309		312
Basic earnings per common share		$6.72		$6.86		$5.32		$4.43		$3.04
Diluted earnings per common share		$6.66		$6.79		$5.25		$4.37		$2.98
Dividends paid on common shares		$1,048		$750		$613		$417		$302
Dividends paid per common share: U.S. $		$3.50		$2.50		$2.04		$1.38		$0.99
Dividends paid per common share: Swiss CHF	CHF	3.95	CHF	2.63	CHF	2.50	CHF	1.68	CHF	1.18

Cash Flow Data:
Cash provided by (used in):
Operating activities		$2,416		$2,032		$1,470		$1,406		$1,235
Investing activities		(390)		(365)		(227)		(166)		(382)
Financing activities		(1,481)		(1,333)		(607)		(1,225)		(433)

	At December 31,
		2009		2008		2007		2006		2005
Balance Sheet Data:	(in millions)
Current assets		$5,833		$5,219		$4,825		$3,462		$3,268
Working capital		3,858		3,029		1,963		1,461		990
Total assets		8,686		7,551		7,016		5,427		5,228
Long term debt, net of current maturities		56		61		52		49		56
Total shareholders' equity		5,905		4,691		3,375		2,914		2,556

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

The following table sets forth, for the periods indicated, information concerning the exchange rate between Swiss francs and U.S. dollars based upon the spot rate at the close of market, as published by Bloomberg Finance L.P.:

	Exchange Rate for 1 U.S. Dollar
Fiscal Year	Period End (1)	Average (1) (2)	High	Low

2005	1.3134	1.2463	1.3256	1.1481
2006	1.2201	1.2529	1.3228	1.1923
2007	1.1335	1.2000	1.2535	1.0969
2008	1.0687	1.0824	1.2254	0.9844
2009	1.0352	1.0850	1.1852	0.9964

(1)	The closing spot rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the daily rates as published by Bloomberg Finance L.P. during the period.

The following table sets forth the high and low closing spot rate for the Swiss franc for each of the prior six months:

	Exchange Rate for 1 U.S. Dollar
Month	Period End	Average	High	Low

September 2009	1.0363	1.0400	1.0655	1.0236
October 2009	1.0263	1.0217	1.0407	1.0045
November 2009	1.0053	1.0116	1.0259	0.9964
December 2009	1.0352	1.0306	1.0490	0.9994
January 2010	1.0606	1.0341	1.0606	1.0165
February 2010	1.0735	1.0719	1.0839	1.0549

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

Risks Related to Our Relationships with Nestlé and Novartis

We will be controlled by Nestlé S.A. or Novartis AG as long as either owns a majority of our common shares, and our other shareholders will be unable to affect the outcome of a shareholder vote during that time.

Nestlé, a Swiss corporation, owns approximately 52% of our outstanding common shares.  As more fully discussed in Item 7.B, "Related Party Transactions," Novartis, also a Swiss corporation, announced on January 4, 2010 that it had exercised its option pursuant to the Purchase and Option Agreement to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.

Because Nestlé's or Novartis's interests may differ from those of our other shareholders, actions Nestlé or Novartis takes with respect to us may be unfavorable to our other shareholders.  Minority holders of common shares will not be able to affect the outcome of most shareholder votes so long as Nestlé or Novartis owns at least a majority of our outstanding common shares.  So long as it owns at least a majority of our common shares, either Nestlé or Novartis will be able to control, among other things, the outcome of shareholder votes relating to the following:  the election and removal of all of our directors; amendments to our Articles of Association (other than those subject to a two-thirds majority requirement); payment of dividends; changes to our capital structure unless the change is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders' meeting; and appointment and removal of our statutory and group auditors.  In certain instances, Nestlé's rights as a shareholder are subject to the Shareholders Agreement (defined below) that Nestlé entered into with Novartis.

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

Nestlé is in the process of completing the sale of its majority interest to Novartis and the transaction may trigger change of control provisions in the Company's contractual obligations and may affect our business development opportunities.

On April 6, 2008, Nestlé and Novartis executed a Purchase and Option Agreement ("Purchase and Option Agreement") pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

On April 6, 2008, Nestlé and Novartis also executed a Shareholders Agreement ("Shareholders Agreement") that provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of the sale, with one of the additional members designated by Nestlé and one designated by Novartis.  Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland.  James Singh, Nestlé's Executive Vice President and Chief Financial Officer and Nestlé's designee, and Daniel Vasella, M.D., Chairman of Novartis and Novartis's designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

For further details on the Shareholders Agreement and the Purchase and Option Agreement, please refer to the following link at the SEC's website:  http://www.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.htm

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.

The consummation of a purchase and sale transaction under the option right is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon consummation, we will no longer benefit from certain synergies as a result of our ownership by Nestlé.  Alcon has taken advantage of the synergies in several functional areas.  We do not anticipate a significant financial impact to Alcon due to the loss of these synergies because we are currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control.  However, no assurances can be made at this time.

As a result of Novartis's planned acquisition of Nestlé’s remaining Alcon shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.  As more fully discussed in Item 6.C, "Board Practices," upon Novartis becoming a majority shareholder of Alcon, we believe our Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, we cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.  Further information on Novartis's merger proposal can be found in Item 7.B, "Related Party Transactions."

Our common shares may experience price volatility from the regulatory and judicial actions, both positive and negative, with respect to Novartis's purchase of Nestlé's common shares of Alcon and to any merger transaction proposed by Novartis.

The consummation of the purchase and sale transaction under the Purchase and Option Agreement and any merger transaction proposed by Novartis are subject to regulatory approvals.  The failure to obtain necessary approval of the U.S. Federal Trade Commission ("FTC") and/or similar regulatory agencies in other countries potentially could prohibit Novartis's purchase of common shares of Alcon and/or any merger transaction proposed by Novartis.  Such failure could depress Alcon's share price.

As further discussed in Item 8.A.7, "Legal Proceedings," certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining 23% publicly held minority interest.  The claims vary among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."  Seven of the cases were filed in the Southern District of New York, all of which have been consolidated into one class action case.  One case, which does not name Alcon, Inc. and its board of directors as parties, has been filed in the Eastern District of New York.  Two cases are pending in District Court, Tarrant County, Texas; one case is pending in the U.S. District Court of the Northern District of Texas, Fort Worth Division; and two cases have been filed in the County Court at Law, Dallas County, Texas.

Our Organizational Regulations and Swiss law contain provisions intended to protect minority shareholders; however, they are subject to interpretation by the judicial courts, which may or may not interpret them in favor of the minority shareholders.  As the regulatory and judicial proceedings move forward, the price of our common shares may be affected both by speculation and by official decisions.  Furthermore, as a result of actions in these proceedings, Novartis may withdraw its merger proposal, which withdrawal may depress our share price.

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

Nestlé provides services discussed under "Major Shareholders and Related Party Transactions" that are beneficial to the Company and its operating results.  Under a divestiture by Nestlé, the Company may be forced to either seek other providers of these services or add these functions internally.  Although we are currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control, there can be no assurance that these alternatives could not have a negative impact on our results of operations or our financial condition.

Risks Related to the Securities Markets and Ownership of Our Common Shares

The price of our common shares may fluctuate.

The market price of our common shares may fluctuate significantly in response to factors, both within and outside our control, such as announcements of innovations and discoveries or new products by us or our competitors, developments concerning intellectual property rights and regulatory approvals, and changes in estimates of our financial performance or changes in recommendations by securities analysts.  At December 31, 2009, 184,000 stock options and 1.3 million share-settled stock appreciation rights granted under our incentive plan were scheduled to become exercisable in 2010.  To the extent that such instruments are exercised and there are sales of substantial amounts of common shares in the public market in connection with or immediately following such exercise by the holders of these rights, the market price of our common shares may decrease significantly.

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

We devote substantial resources to research and development.  The research and development process is expensive and prolonged, and it entails considerable risk.  Development of a new product, from discovery through testing and registration to initial product launch, typically takes between eight and fifteen years or more for a pharmaceutical product and between three and seven years or more for a medical device.  Each of these periods varies considerably depending on the product and the country where registration is sought.  Because of the risk associated with our research and development, products we are currently developing may not obtain the regulatory approvals required for us to market such products successfully or they may take longer than we expect to gain necessary governmental, regulatory or other approval.  They may cost more to develop and may be less successful than we currently anticipate, or than other therapies that are presently or soon may be on the market.  We can make no assurances that any of the projects currently in our development pipeline will result in commercially successful products.

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

For instance, our successful combination ocular anti-infective/anti-inflammatory product, TobraDex® ophthalmic suspension and ointment, lost its exclusive marketing position in the United States in January 2009.  Both a competitor and our Falcon Pharmaceuticals subsidiary launched generic versions of TobraDex® suspension in early January 2009.  We expect that the new competitive generic products will continue to result in a decline of our sales and profits for TobraDex®.

We depend on proprietary technologies and may not be able to protect our intellectual property rights adequately.

We currently hold approximately 5,750 patents and have approximately 3,950 pending patent applications.  We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology.  These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information.  Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable.  From time to time, we have faced challenges of our intellectual property rights and face current challenges to some of our key products.  Furthermore, we cannot ensure that any pending patent application held by us will result in an issued patent or that, if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies.  Any litigation to protect our intellectual property rights could result in substantial expense, may reduce our profits and may not be successful.  In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights.  This risk is exacerbated by the fact that the validity and breadth of patents in our industry frequently involve complex legal issues that are not easily resolved.

Alcon, either alone or jointly with its commercial partners, has filed thirteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what are known as Abbreviated New Drug Applications ("ANDAs").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Schering AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer Schering patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer Schering as co-plaintiffs against Teva relative to the ANDA challenging Vigamox® on April 5, 2006 in the U.S. District Court in Delaware.  Bayer Schering subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering and Teva relative to the two Bayer Schering patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer Schering Pharma patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Since then, Alcon has received a notice of allowance on a related patent application with claims that will cover the Vigamox® product and Teva's proposed generic product.  The issue fee has been paid on that application, and the patent should issue by the first quarter of 2010.  On October 19, 2009, the court ruled in Alcon’s favor on all counts, finding the Alcon patent to be valid and infringed by the proposed generic product.  On November 19, 2009, Teva filed a Notice of Appeal, but that appeal was subsequently set aside by the Federal Circuit Court of Appeals as being premature.  It is expected that the appeal will be reinstated after the lower court amends its form of judgment.  However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address Alcon’s recently allowed second patent before competing with Alcon's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome Alcon’s second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.  On a related note, Alcon’s European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding.  That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent, which has not been challenged in this case and which expires on December 18, 2010.  In addition, Alcon has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the Patanol® product market prior to June 2011.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Apotex ANDA for 30 months until April 2009, unless the litigation were earlier resolved or the court were to modify the 30-month stay on FDA approval.  Because of the protection until June 2011, provided by the unchallenged Kyowa patent, the expiration of the 30-month period was inconsequential.  Trial had been scheduled for July 27, 2009, but was postponed and has now been rescheduled for April 26, 2010 (consolidated with the Sandoz case described below).  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA was also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Barr ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product would expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Trial was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and subsequently has been dismissed from the suit.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).   Alcon and Kyowa filed suit in the Federal District Court in Indianapolis on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product will expire in May 2011.  This case has been consolidated with the Apotex case (Pataday™) described below. Trial has not yet been scheduled in this case.  If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States on June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA for 30 months (until June 2011), unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In addition, because Apotex is the second filer, it is also subject to the first filer's 180-day exclusivity period, which could further delay its FDA approval. Trial has not yet been scheduled in this case.  If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon’s Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2011) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has been scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (Patanol®) has been ordered by the court.  Apotex has advised the court of recent public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial.  On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex.  A new trial date for the Sandoz case has not yet been set.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The seventh ANDA patent suit was filed after Alcon received notice by letter dated March 17, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN® product containing 0.004% travoprost.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014.  Alcon filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product.  The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Par and Apotex cases on TRAVATAN® described below.  Trial has been scheduled to commence March 7, 2011.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The eighth patent suit was filed after Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada by letter dated April 9, 2009, that Sandoz had filed an Abbreviated New Drug Submission ("ANDS") seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay (until May 25, 2011) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Trial has not yet been scheduled in this case.  Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

The ninth ANDA patent suit was filed after Alcon received notice by letter dated June 1, 2009, that Par Pharmaceutical, Inc. had filed a Paragraph IV certification with its two ANDAs for generic versions of Alcon’s TRAVATAN® and TRAVATAN Z® products.  Par is challenging the following patents listed in the Orange Book for TRAVATAN® and TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253.  All of these patents will expire by the end of 2014.  On July 1, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  All of the cases about TRAVATAN® and TRAVATAN Z® (Barr, Par and Apotex) have now been consolidated.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Par succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with Alcon’s TRAVATAN ® and TRAVATAN Z® products in the United States in December 2011.  Such competition would be expected to impact significantly the Company’s sales and profits.

The tenth ANDA patent suit was filed after Alcon received notice by letter dated June 24, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon’s TRAVATAN Z® product.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253.  All of the patents will expire by the end of 2014.  On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has been scheduled for March 7, 2011 in this case, which has been consolidated with the above-described Barr suit (TRAVATAN®) and Par suit (TRAVATAN® and TRAVATAN Z®) and consolidated further to include the Apotex suit (TRAVATAN®) described below.  Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the TRAVATAN Z® product, if Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN Z® product in the United States in December 2011.  Such competition would be expected to impact significantly the Company’s sales and profits.

The eleventh ANDA patent suit was filed after Alcon received notice by letter dated September 11, 2009, that Apotex Corp. and Apotex Inc. had filed an ANDA for a generic version of Alcon's TRAVATAN® product.  Apotex is challenging all five of the Orange Book listed patents for TRAVATAN® 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until March 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Barr and Par cases (TRAVATAN® and TRAVATAN Z®) described above.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Apotex succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN ® product in the United States in March 2012.  Such competition would be expected to impact significantly the Company’s sales and profits.

Alcon received notice dated October 19, 2009, that Apotex Corp. and Apotex Inc. have filed an ANDA challenging U.S. Patent No. 5,116,863, which covers Alcon's Patanase® olopatadine hydrochloride nasal spray solution. The patent, which is owned by Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., and licensed to Alcon, has a term extended by regulatory exclusivity that expires October 15, 2011.  Alcon had until December 3, 2009 to file suit and avail itself of the statutory stay on FDA approval of the ANDA.  Had suit been filed by that date, the FDA could not have approved the Apotex ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  In this case, however, the 30-month period would be shortened to coincide with the expiration date of the challenged patent in December 2010 and therefore would be inconsequential.  Moreover, Alcon has regulatory exclusivity for the Patanase® product extending until October

2011.  Under these circumstances, Alcon and Kyowa elected not to file suit.  Alcon also has additional pending patent applications that are potentially relevant to the Patanase® product, which are not currently listed in the FDA Orange Book, and which have not been challenged by Apotex.  These pending applications may or may not issue and may not cover the Patanase® product.   Should Apotex succeed in securing FDA approval and overcoming the challenged patent and any other applicable patents that may issue, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanase® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The twelfth ANDA patent suit was filed after Alcon received notice on December 15, 2009 that Sandoz Inc. (an affiliate of Novartis) had filed an ANDA with a Paragraph IV certification directed to the Alcon and Kyowa patents on Pataday™.  The Sandoz ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2012) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, because Sandoz is the third filer (behind both Barr and Apotex) and subject to a potential 180-day exclusivity period of the first filer, the 30-month stay is of no practical consequence.  Subject to the possibility of the 180-day exclusivity period that potentially could accrue to Barr (as first filer) relative to the Pataday™ product, if Sandoz were to succeed in overcoming all the challenged patents and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

        The thirteenth ANDA patent suit was filed after Alcon received notice that Wockhardt Limited (headquartered in India) has filed an ANDA with a Paragraph IV certification for a generic version of Alcon's Patanol® product.  Wockhardt is challenging U.S. Patent No. 5,641,805, which is jointly owned by Alcon and its raw material supplier, Kyowa Hakko Kirin Co., Ltd.  The challenged patent will expire in 2015.  Wockhardt is not challenging, however, another Kyowa-owned U.S. patent covering Patanol®, which expires on December 18, 2010 (effectively extended until June 2011 by a pediatric extension).  Consequently, Wockhardt's generic challenge poses no threat to the Patanol® product market prior to June 2011.  Alcon and Kyowa filed suit against Wockhardt in the Federal District Court in Indianapolis on February 12, 2010, to avail themselves of the statutory 30-month stay on FDA approval of the proposed generic product.  That 30-month period will expire August 2, 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Sandoz), Wockhardt would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Subject to the possibility of such a 180-day exclusivity period that potentially could accrue to Apotex (as first filer) relative to the Patanol® product, if Wockhardt were to succeed in overcoming the challenged patent and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon’s Patanol® product in the United States.  Such competition would be expected to impact significantly the Company’s sales and profits.

By letter dated February 24, 2010, Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa will have fifty days from the date of the notice letter to file suit and secure a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

Alcon is also enforcing patents against generic challengers in China (Patanol®) and Chile (Vigamox®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100 million.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behavior.  On June 23, 2008, the Company filed its answer and counterclaim in the district court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 12, 2009, Synergetics filed a Motion for Summary Judgment relative to the Company’s counterclaims.  On February 23, 2009, the court granted the Company’s Motions to Dismiss based on Synergetics’s failure to properly plead its claims.  On March 6, 2009, Synergetics filed a Second Amended Complaint.  The Company then filed another Motion to Dismiss directed to the Second Amended Complaint.  That motion was granted in-part and denied in-part on June 4, 2009.  On July 9, 2009, the court granted Synergetics’s Motion for Summary Judgment on the Company’s counterclaims.  The Company believes that it has strong defenses to Synergetics’s claims, but both parties have requested a stay of the litigation to allow settlement discussions to proceed.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the U.S. District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the district court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the U.S. District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  On March 20, 2009, these claims were added to an amended complaint in the '710 patent suit described immediately above, effectively merging the two suits.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.  Synergetics requested that the U.S. Patent and Trademark Office reexamine both patents-in-suit and filed a motion to stay the litigation pending a decision by the Patent Office.  On September 18, 2009, the court granted the motion to stay the litigation.  Alcon filed a motion for reconsideration but that motion was denied on November 23, 2009.  In view of ongoing settlement discussions, mentioned above, no appeal has been filed.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company’s AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case has been set for trial in August, 2010.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company’s sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company’s affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company’s inequitable conduct counterclaims.  The case has been set for trial March 21, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company’s sales and profits.

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

•	or future government initiatives may negatively impact the number of units we sell or the price we realize for our pharmaceutical products.

•
Most European Union ("EU") member states impose controls on the prices at which medicines and medical devices are reimbursed under state-run healthcare schemes.  Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states.  Increased pressures to reduce government healthcare spending and increased transparency of prices, following the adoption of the European euro, have meant that an increasing number of governments have adopted this approach.  Furthermore, with increased price transparency, parallel importation of pharmaceuticals from lower price level countries to higher priced markets has grown, and these parallel imports lower our effective average selling price.

•
Japan also imposes controls on the prices at which medicines and medical devices are reimbursed under the national healthcare schemes.  Due to increased pressures to reduce government healthcare spending, the Japanese government continues to seek cuts where possible, and is actively promoting the use of generic products.

•
Managed care organizations in the United States restrict the pharmaceutical products that doctors in those organizations can prescribe through the use of formularies, the lists of drugs that physicians are permitted to prescribe to patients in a managed care organization.  Exclusion of our pharmaceutical products from these formularies or additional price concessions necessary to be included on formularies could have an adverse effect on our revenues and profits.

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

•
Legislation is currently pending in the United States Congress that contemplates significant changes to the healthcare system in the United States including reimbursement for pharmaceutical and medical device products, potential fees or excise taxes imposed on manufacturers and distributors of pharmaceutical and medical device products, fees or excise taxes imposed on administrators of insurance plans and additional reporting requirements surrounding interactions with healthcare providers.  These changes may reduce the reimbursement for our products and negatively impact selling prices, increase rebates and fees that we provide to the federal and various state governments, increase the cost of our insurance plans and increase administrative costs associated with compliance activities.

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

Our products are sold in more than 180 countries.  We have more than 75 local operations worldwide and more than half of our revenues in 2009 came from customers outside the United States.

The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In 2009, our most significant currency exposures were to the euro, the Japanese yen, the Canadian dollar, the British pound sterling, the Brazilian real and the Australian dollar versus the U.S. dollar.

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

Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products.  Our operations outside the United States are subject to a number of risks and potential costs, including lower profit margins, less stringent protection of intellectual property and economic, political and social uncertainty in countries in which we operate, especially in emerging markets.  These and other risks may have a material adverse effect on our operations in any particular country and on our business as a whole.  For example, many emerging markets have currencies that fluctuate substantially.  If currencies devalue and we cannot offset with price increases, our products may become less profitable.  Inflation in emerging markets also makes our products less profitable and increases our exposure to credit risks.  We have experienced currency fluctuations, inflation and volatile economic conditions, which have impacted our profitability in the past in several markets and we may experience such impacts in the future.

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

We single-source active ingredients contained in a majority of our pharmaceutical and consumer eye care products, including OPTI-FREE® EXPRESS® No Rub® and OPTI-FREE® RepleniSH® contact lens care solutions, both Systane® and Systane® Ultra lubricant eye drops, both Patanol® and Pataday™ ophthalmic solutions and Vigamox® moxifloxacin ophthalmic solution.  In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process.  In many cases, we use single-source suppliers for other components and raw materials used in our products.  The loss of any of these or other significant suppliers or the inability of any such supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations.  In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers.  In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to such suppliers.

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

In the United States and elsewhere, our products are subject to competition from lower priced versions of our products and competing products from Canada, Mexico and other countries where there are government imposed price controls or other market dynamics that make the products lower priced.  The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of regulatory harmonization and common market or trade initiatives, such as those underpinning the European Union, and the internet.  Despite government regulations in some countries aimed at limiting low priced imports, the volume of imports may continue to rise due to the limited enforcement resources, as well as political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.  In addition, legislative proposals are being considered in the United States at both the federal and state levels to relax U.S. import laws.

The importation of foreign products adversely affects our profitability in the United States and elsewhere.  This impact could become more significant in the future, and the impact could be even greater if there are further changes to the law or if state or local governments take further steps to import products from abroad.

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

In the United States, we must obtain FDA approval for each pharmaceutical product that we market and FDA approval or clearance for each medical device that we market, and additional approvals or clearances may be required for product changes.  The FDA approval process is typically lengthy and expensive, and approval is never certain.  Products distributed outside the United States are also subject to government regulation, which may be equally or more demanding. Our potential products could take a significantly longer time than we expect to gain regulatory approval or may never gain approval.  If a regulatory authority delays approval of a potentially significant product, our market value and operating results may decline.  Even if the FDA or another regulatory agency approves a product, the approval may limit the indicated uses for a product, may otherwise limit our ability to promote, sell and distribute a product or may require post-marketing studies or impose other post-marketing obligations.  If we are unable to obtain regulatory approval of our products, we will not be able to market these products, which would result in a decrease in our sales.  Currently, we are actively pursuing approval for a number of our products from regulatory authorities and conducting other pre-market procedures in a number of countries, including, among others, the United States, countries in the European Union and Japan.  Continued growth in our sales and profits will depend, in part, on the timely and successful introduction and marketing of some or all of these products.

The clinical trials required to obtain regulatory approvals are complex and expensive and their outcomes are uncertain.  We incur substantial expense for, and devote significant time to, clinical trials, yet we cannot be certain that the trials will result in the commercial sale of a product.  Positive results from preclinical studies and early clinical trials do not ensure positive results in later clinical trials that form the basis of an application for regulatory approval.  We may suffer significant setbacks in clinical trials, even after earlier clinical trials show promising results.  Any of our products may produce undesirable side effects that could cause us, regulatory authorities or research sites to interrupt, delay or halt clinical trials of a pharmaceutical or medical device candidate.  We, the FDA or another regulatory authority, an Institutional Review Board or a Safety Data Monitoring Committee charged with overseeing the research to protect study subjects may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks.

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

Our manufacturing, sales, promotion and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the U.S. Federal Trade Commission, the Department of Justice, the CMS, other divisions of the Department of Health and Human Services and state and local governments.  Any product for which we currently have or may obtain marketing approval, or clearance, along with the associated manufacturing processes, any post-approval clinical data that we might be required to collect, adverse events and malfunctions associated with the products, and the advertising and promotional activities for the product, are subject to continual recordkeeping and reporting requirements, review and periodic inspections by regulatory authorities.  Our advertising and promotion are subject to stringent regulatory rules and oversight.  In the past, we have had to change or discontinue promotional materials because of regulatory agency requests, and we are exposed to that possibility in the future and also to the possibility of new civil monetary penalties that have been established for violative promotion of drug products to consumers.

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

In recent years, several states in the United States, including California, Maine, Massachusetts, Minnesota, Nevada, New Hampshire, New Mexico, Texas, Vermont and West Virginia, as well as the District of Columbia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as prohibiting pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing.  Similar legislation is being considered in other states and at the federal level in the United States.  Many of these requirements are new and their breadth and application is uncertain, and most apply only to drugs; however, certain legislation (e.g., California, Massachusetts, Nevada and Vermont) also applies to devices.

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

States require the registration of manufacturers and wholesale distributors of pharmaceutical and medical device products in that state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state.  New requirements also have been imposed in some states, and proposed in other states, requiring us to provide paper or electronic pedigrees with the drugs that we distribute to help establish their authenticity and to track their movement from the manufacturer through the chain of distribution.

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

From time to time, we are named as a defendant in product liability lawsuits, and although we believe we are not currently subject to any material product liability proceedings, we may incur material liabilities relating to product liability claims in the future, including claims arising out of procedures performed using our surgical equipment.  We historically have relied on a combination of self-insurance and third-party insurance to cover potential product liability claims.  The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities that we may incur in the future.  Furthermore, since January 1, 2005, we no longer purchase third party product liability insurance coverage for this risk.  Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees.  Successful product liability claims brought against us could have a material adverse effect on our results of operations or our financial condition.

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

The pharmaceutical and medical device business involves an inherent risk of product liability and any claims of this type could have an adverse impact on us.  Furthermore, we have all the risks of property and casualty, general liability, business interruption and environmental liability exposures that are typical of a public enterprise with manufacturing and marketing activities.  Historically, we have relied on a combination of self-insurance through our captive insurance subsidiaries and third-party insurance to cover potential claims from these risks.  Since March 31, 2005, we no longer purchase any form of insurance from third parties except for insurance coverages required by law to be purchased from third parties, such as workers' compensation and automobile insurance.  Consequently, we are exposed to all self-insured risks.  However, we purchase the personal side of directors' and officers' liability insurance from a third party.

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

We face risks arising from possible union legislation in the United States.

There is a possibility that the proposed Employee Free Choice Act may be enacted in the United States.  If passed, the Employee Free Choice Act would make it far easier for unions to win elections and could result in more labor relations requirements and union activity in our business.  This legislation potentially could increase our costs and could have a material adverse effect on our overall competitive position.

ITEM 4.                     INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

The entity that is now Alcon, Inc. was originally incorporated in Switzerland in 1971 as Société Fromagère Nestlé S.A., and, after a change of our name to Alcon Universal S.A. in 1978, was registered in the Commercial Register of the Canton of Zug on March 13, 1992.  Effective on December 21, 2001, we changed our name to Alcon, Inc.  We are subject to the laws of Switzerland.  Our principal executive offices are located at Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland, and our telephone number is +41-41-785-8888.  Our principal United States offices are located at 6201 South Freeway, Fort Worth, Texas 76134-2099.  The telephone number at those offices is (817) 293-0450 and the fax number is (817) 568-7111.

In this document, "IPO" refers to the initial public offering of approximately 69,750,000 of Alcon's common shares on March 20, 2002.  Prior to the IPO, Alcon, Inc. was a wholly owned subsidiary of Nestlé.

Important Events in the History of the Company in 2009

Novartis Transaction

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

For further details on the Purchase and Option Agreement, please refer to the following link at the SEC's web site:  http://www.sec.gov/Archives/edgar/data/1114448/000110465908045488/a08-18409_1ex2d1.htm.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.

The consummation of the purchase and sale transaction under the option right is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon consummation, we will no longer benefit from certain synergies as a result of our ownership by Nestlé.  Alcon has taken advantage of the synergies in several functional areas.  We do not anticipate a significant financial impact to Alcon due to the loss of these synergies because we are currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control.  However, no assurances can be made at this time.

As a result of Novartis's planned acquisition of Nestlé's remaining Alcon shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.  As more fully discussed in Item 6.C, "Board Practices," upon Novartis becoming a majority shareholder of Alcon, we believe our Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, we cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.  Further information on Novartis's merger proposal can be found in Item 7.B, "Related Party Transactions."

As discussed further in Item 8.A.7, "Legal Proceedings," certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining 23% publicly held minority interest.  The claims vary among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."  Seven of the cases were filed in the Southern District of New York, all of which have been consolidated into one class action case.  One case, which does not name Alcon, Inc. and its board of directors as parties, has been filed in the Eastern District of New York.  Two cases are pending in District Court, Tarrant County, Texas; one case is pending in the U.S. District Court of the Northern District of Texas, Fort Worth Division; and two cases have been filed in the County Court at Law, Dallas County, Texas.

Staffing Reduction

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment.  These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $19 million, primarily incurred in the first quarter of 2009.  The staffing reduction is expected to deliver ongoing annualized savings of approximately $40 million, which began in the second quarter, with full effect realized thereafter.

Expansion of Swiss Operations

In September 2007, Alcon announced that it planned to establish Fribourg, Switzerland, as the central location for an expansion of the Company's Swiss-managed global administration operations.  This expansion included the 2008 relocation of finance, logistics, certain information technologies and other centralized administrative operations from Hünenberg to Fribourg and the establishment of a new European area and marketing management center in Geneva, Switzerland.  Alcon remains resident in Hünenberg, Switzerland, where local Swiss sales and marketing activities continue to be managed.  No changes are contemplated for the Alcon Grieshaber manufacturing operations, which remain in Schaffhausen, Switzerland.

The Company's global administration operations provide an array of common services for European and other affiliates and the 2008 relocation to Fribourg was the first step in an expansion of these activities.  Relocation activities began in late 2007 and may take several years until their completion.  During the five years following the relocation, Alcon expects to significantly increase the size of the Fribourg operations and broaden the common services it offers to affiliates.  The expansion will support the continued expected growth of the Company's European affiliates in terms of sales and employment.

Alcon expects to realize certain Swiss tax benefits in exchange for its commitment to relocate and significantly expand its global administration operations in Switzerland.  The initial term of these benefits commenced on January 1, 2008 and continues for a period of five years.  These benefits would be extended for an additional five years if the Company fulfills employment and investment commitments and maintains these commitments through 2022.  The expansion of the Swiss-managed global administration center is on track to reach its targeted employment and investment commitments.

Capital Expenditures, Acquisitions and Divestitures for the Last Three Years (January 1, 2007 through December 31, 2009):

The Company's capital expenditures for property, plants and equipment, to expand and upgrade manufacturing facilities, research and development facilities and other infrastructure, for the years ended December 31, 2009, 2008 and 2007 were $342 million, $302 million and $227 million, respectively.

In 2009, we broke ground to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia.  We plan for the 331,000 square foot facility to be fully functional in 2012.

ESBATech Acquisition

On September 15, 2009, the Company acquired ESBATech AG, a Swiss biotechnology company.  The Company paid ESBATech shareholders $150 million in cash at closing and may pay possible contingent payments of up to $439 million based upon the achievement of future research and development milestones that would be expected to create value for Alcon.  The Company recorded, as part of the purchase price, the estimated fair value of $71 million related to the contingent payments.  This valuation was based on the Company’s estimates of the probability and timing of these contingent payments.

ESBATech is a clinical-stage biotechnology company that has been developing a pipeline of proprietary single-chain antibody fragment therapeutics for topical and local delivery for safe and convenient therapy.  ESBATech has advanced its antibody fragment technology to preclinical and clinical stages in the eye for various diseases.  The company has several stable and soluble single-chain antibody fragments in development, with its most advanced product candidate progressed into Phase I and II studies relating to the treatment of inflammatory ocular diseases.

The acquisition included all rights to ESBATech’s technology for therapeutic application to the eye, including age-related macular degeneration, diabetic macular edema, glaucoma, dry eye and uveitis.  Substantially all of the employees of ESBATech joined Alcon.  The ESBATech acquisition expanded Alcon’s research capability outside of small molecules to the field of proteins, antibodies and other large molecules.  This subsidiary has been converted and renamed, "ESBATech, an Alcon Biomedical Research Unit GmbH."

Note 19 to the consolidated financial statements provides more information on this acquisition.

WaveLight Acquisition

On November 9, 2007, Alcon completed a voluntary tender offer for WaveLight AG, a German company, as discussed in note 19 to the consolidated financial statements, culminating in Alcon's acquisition of 77.4% of the issued shares of WaveLight.  In the fourth quarter of 2008, Alcon acquired additional shares of WaveLight.

WaveLight develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery.

On March 4, 2009, a Domination Agreement was registered and became effective.  The Domination Agreement allowed Alcon to instruct WaveLight with regard to operational and financial matters, as well as the efficient integration of both companies.  In October 2009, the German requirements were met to complete the acquisition of the outstanding minority shares of WaveLight AG and the listing of such shares was terminated.  As a result, WaveLight AG became wholly owned by the Company.  Seventy-nine shareholders have filed applications for appraisal proceedings against the Company relative to the cash compensation offered in the Domination Agreement.  A defense writ was filed on November 13, 2009.

Capital Expenditures, Acquisitions and Divestitures Currently Underway:

In 2009, capital expenditures were made to add manufacturing capacity and upgrades to our Fort Worth, Texas, Puurs, Belgium, Huntington, West Virginia, and Cork, Ireland, manufacturing facilities and to construct a new manufacturing plant in Singapore.  Capital expenditures were also made to upgrade our research and development facilities and administrative facilities in Fort Worth.  We had capital expenditure commitments of $96 million at
December 31, 2009.  We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

Optonol Acquisition

On January 6, 2010, Alcon acquired Optonol, Ltd., a medical device company that develops, manufactures and markets novel miniature surgical implants used to lower intraocular pressure in patients with glaucoma.  With this acquisition, Alcon acquired Optonol’s Ex-PRESS® Mini Glaucoma Shunt.  This medical device will complement Alcon’s pharmaceutical products that lower intraocular pressure in patients with glaucoma and ocular hypertension, and will be additive to the Company’s growth opportunities.

The American Medical Association assigned the Ex-PRESS® Mini Glaucoma Shunt to CPT® 0192T effective July 1, 2008, and it is currently reimbursed by Medicare and other payors.  The device is also approved and currently marketed in Europe, Canada, Australia and several other countries.  Because the product is already approved in the United States and other major markets, it should begin contributing commercially in 2010.

Sirion Acquisition

In January 2010, Alcon negotiated the purchase of certain assets from Sirion Holdings, Inc., a specialty pharmaceutical company located in Tampa, Florida.  The assets include Durezol™, a marketed ophthalmic steroid for post-surgical ocular pain and inflammation, ZIRGAN™, an approved topical ophthalmic gel for herpetic keratitis, and Zyclorin™, a cyclosporine A ophthalmic formulation in development for the treatment of dry eye.  The transaction is expected to close in the first half of 2010.

Potentia Option

On October 22, 2009, Alcon Research, Ltd. entered into a license agreement with Potentia Pharmaceuticals, Inc. to develop Potentia’s leading drug candidate, POT-IV, for the treatment of age-related macular degeneration.  In addition, Alcon entered into an Option and Purchase Agreement with Potentia, whereby Alcon has the option of acquiring 100% of the outstanding capital stock of Potentia.  Should Alcon decide to enter into a Phase III clinical trial with the Potentia compound, it would be required to exercise the option.  In the event it exercises the option, all of the contingent payments and royalties contemplated by the license agreement would thereafter be payable under the Option and Purchase Agreement, subject to achievement of their respective contingencies.

The Company has not announced any other acquisitions or divestitures subsequent to December 31, 2009.

B.          BUSINESS OVERVIEW

Alcon is a research and development driven, global medical specialty company predominantly focused on eye care.  We develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products to treat primarily diseases and disorders of the eye.  Our broad range of products represents one of the strongest portfolios in the ophthalmic industry.  We believe we have the largest commitment to ophthalmic research and development of any company worldwide.  Currently, our products are sold in over 180 countries, and we are present in every significant market in the world where ophthalmology is practiced.  In 2009, we had sales of almost $6.5 billion, operating income of approximately $2.3 billion and net earnings of $2.0 billion.

Our Products

Our broad range of products represents one of the strongest portfolios in the ophthalmic industry, with high-quality and technologically advanced products across all major product categories.  Our leadership position across most of our product categories enhances our ability to extend our product offerings, through the launch of new and innovative products, and to expand our geographic reach into ophthalmic markets worldwide.  We manage our business through two business segments: Alcon United States and Alcon International.  Our portfolio spans three key ophthalmic categories: pharmaceutical, surgical and consumer eye care products.  See notes 11 and 12 to the consolidated financial statements for a three-year history of our sales by segment and category.

Our Pharmaceutical Products

We are a global leader in ophthalmic pharmaceuticals.  We develop, manufacture and market a broad offering of prescription ophthalmic pharmaceutical products.

The following table lists our principal pharmaceutical products:

Ocular Anti-Infectives/
Glaucoma	Anti-Inflammatories	Ocular Allergy	Generics	Otic/Nasal
TRAVATAN® TRAVATAN Z® DuoTrav® AZARGA® Azopt® Betoptic S®	Vigamox®/Vegamox® (1) TobraDex® Tobrex® NEVANAC® Maxitrol®	Patanol®/Opatanol® Pataday™	Timolol GFS Pred Acetate Ciprofloxacin Brimonidine Trifluridine Tobramycin/ dexamethasone	Cipro® HC Otic (1) CIPRODEX® (1) Patanase®

(1)
Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.  Moxifloxacin, the primary ingredient in Vigamox® and Vegamox®, is licensed to Alcon by Bayer Schering Pharma AG.

Glaucoma Treatment

In 2009, sales of our glaucoma products were $1,121 million, or 41.9% of our total pharmaceutical sales.

In 2001, we launched TRAVATAN® ophthalmic solution, our entry into the prostaglandin analogue class of glaucoma treatments, in the United States.  Prostaglandin analogues are the largest class of compounds currently available to reduce intraocular pressure, which is a primary characteristic of glaucoma.  We have continued to improve and enhance the TRAVATAN® brand with the launch outside the United States of DuoTrav® ophthalmic solution, which combines the prostaglandin in TRAVATAN® with a beta blocker, timolol, and with the launch in both the United States and international markets of TRAVATAN Z® ophthalmic solution, a new formulation of TRAVATAN® that replaces the preservative benzalkonium chloride ("BAC") with the SOFZIA® preservative system.  Brands containing our proprietary prostaglandin have been launched in more than 100 countries.

In addition, we offer Azopt® and Betoptic S® ophthalmic suspensions, both of which utilize other classes of compounds.  Azopt® is a topical carbonic anhydrase inhibitor that has shown to be an excellent adjunctive therapy when used with other glaucoma therapies, including prostaglandin analogues.  In late 2008, we received approval from the European Medicines Agency to launch AZARGA® ophthalmic suspension, a fixed combination for the treatment of glaucoma containing a topical carbonic anhydrase inhibitor and a beta blocker.  We have launched AZARGA® in most European markets and several other markets outside the United States.

These products are important to our glaucoma franchise and currently make up a majority of our glaucoma products sales.  We expect our glaucoma products to continue to contribute to our sales growth.

Anti-Infectives, Anti-Inflammatories and Combination Therapies

We currently manufacture and market a broad range of drugs to treat bacterial, viral and fungal infections of the eye and to control ocular inflammation.  In 2009, combined sales of our ocular anti-infectives, ocular anti-inflammatories and combination therapies were $829 million, or 31.0% of our total pharmaceutical sales.

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

Our combination ocular anti-infective/anti-inflammatory products, TobraDex® ophthalmic suspension and ointment, combine a broad-spectrum antibiotic with a proven anti-inflammatory.  Our exclusive rights to sell TobraDex® in the United States expired as of January 2009 and in most other countries in March 2009.  Both a competitor and our Falcon Pharmaceuticals subsidiary launched generic versions of TobraDex® suspension in early January 2009.  The generic competition for TobraDex® has resulted in a reduction in sales in the United States due to loss in market share and reduced price.  Sales of TobraDex® outside the United States have not been significantly impacted.  While our Falcon Pharmaceuticals and only one other competitor currently sell a generic version of TobraDex® in the United States, additional competitors could come to market, which would negatively impact our sales and profits.  We also sell TobraDex® ointment in the United States.  Our exclusive right to sell TobraDex® ointment also has expired.  However, a competitive generic product has not been launched in the United States.  If a competitor launched a generic version of TobraDex® ointment in the United States, our sales and profits would be negatively impacted.

Ocular Allergy

We market and manufacture products for the treatment of ocular allergies.  In 2009, sales of our ocular allergy pharmaceutical products were $486 million, or 18.2% of our total pharmaceutical sales.  The allergy market is seasonal, peaking in the spring and again, but to a lesser extent, in the fall.

Patanol® ophthalmic solution was the first ocular allergy product with a dual-action active ingredient, which acts as both an antihistamine and a mast-cell stabilizer.  According to Wolters Kluwer Health Source Prescription Audit, Patanol® was the leading ophthalmic topical anti-allergy prescription product in the United States in 2009.  During 2006, we received approval and launched Patanol® in Japan, the second largest ophthalmic allergy market.  We have a co-marketing agreement in Japan with Kyowa Hakko Kirin Co., Ltd., a leading Japanese pharmaceutical company, whereby Kyowa promotes Patanol® to non-eye care physicians and we promote the product to eye care physicians.  In February 2007, we launched in the United States the first and only once-a-day ocular prescription allergy medicine, Pataday™ ophthalmic solution, which is a new formulation of olopatadine, the active ingredient in Patanol®.  We currently sell Patanol® in more than 95 countries.

Otic/Nasal Products

We also market combination anti-infective/anti-inflammatory products for ear infections.  CIPRODEX® otic suspension, for the treatment of otitis media in the presence of tympanostomy tubes ("AOMT") and of otitis externa, commonly known as swimmer's ear, is marketed in the United States and a small number of countries outside the United States.  In addition, Cipro® HC Otic, for the treatment of otitis externa, is currently marketed in over 30 countries.  Sales of our otic products are seasonal, with a higher percentage of prescriptions written during the summer months.

Patanase® nasal spray was FDA-approved in April 2008 and is marketed in the United States for the relief of the symptoms of allergic rhinitis in patients six years of age and older.

Generic Pharmaceuticals

We established Falcon Pharmaceuticals in 1994 to manufacture and market generic ophthalmic and otic pharmaceutical products in the United States.  Falcon's sales in 2009 were $147 million, or 5.5% of our total global pharmaceutical sales.  Falcon currently manufactures and markets approximately 35 generic pharmaceutical products.

Falcon's largest product in 2009 was Timolol GFS, a patented gel-forming solution used to treat glaucoma, which accounted for 30% of Falcon's sales.  During 2009, Timolol GFS was the sole generic pharmaceutical approved by the FDA as an AB therapeutically equivalent substitute for Merck's Timoptic-XE®.  Merck's patent covering Timoptic-XE® expired in September 2006, allowing other generic competitors to receive approval of a therapeutically equivalent version of Timoptic-XE®.  In December 2009, a competitor launched an authorized generic version of Merck’s Timoptic-XE®, which will negatively impact our sales and profits in 2010.

In January 2009, Falcon launched a generic tobramycin/dexamethasone combination drug in response to other competitive generics that were introduced to compete with our TobraDex® branded product.  Our generic version comprised 28% of Falcon's sales in 2009.

Falcon's other principal generic products include Prednisolone Acetate (used for the treatment of inflammation of the eye), Timolol Solution (for the treatment of glaucoma), Trifluridine (used to treat viral infections of the eye), Brimonidine 0.2% and Brimonidine 0.15% (for the treatment of glaucoma), Ciprofloxacin (used to treat infections of the eye) and Neomycin and Polymyxin B Sulfates and Hydrocortisone otic and ophthalmic suspension (sterile antibacterial and anti-inflammatory combination products for the treatment of bacterial infections in the ear and the eye, respectively).

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
    - AcrySof® IQ ReSTOR®
    - AcrySof® Toric
    - AcrySof® IQ Toric
Viscoelastic devices
    - DuoVisc®
    - DisCoVisc®
    - VISCOAT®
    - ProVisc®

ALLEGRETTO WAVE®
    Eye-Q 400 Hz laser
ALLEGRO ANALYZER®
    wavefront system
ALLEGRO TOPOLYZER®
    corneal topography
    system
ALLEGRO OCULYZER®
    pentacam diagnostic device
ALLEGRO™
    biometry system
AcrySof ® Cachet™
    phakic lens

CONSTELLATION® surgical system
Accurus® surgical system
Accurus® cassettes and probes, including 23 gauge and  25 gauge vitreoretinal instrumentation
Grieshaber® microsurgical instruments
Perfluoron® liquid
Silikon® 1000 ophthalmic surgical oil

BSS Plus® surgical irrigating solution Custom Pak® surgical procedure packs A-OK® surgical knives

Cataract Surgery

We support our global market leadership in cataract surgical products by providing a comprehensive offering of surgical equipment, single-use and disposable products.  Sales of our products for cataract surgery in 2009 were approximately $2,466 million, or 82.3% of our total surgical sales.  We currently market products for cataract surgery in substantially all of our markets.

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

Our AcrySof® intraocular lenses are the most frequently implanted intraocular lenses in the world.  AcrySof® intraocular lenses are made of the first material specifically engineered for use in an intraocular lens.  Over 42 million AcrySof® intraocular lenses have been implanted since introduction.

Our AcrySof® IQ intraocular lens is the first intraocular lens to combine an aspheric design with ultraviolet and blue-light-filtering.  This unique combination of technology allows the AcrySof® IQ to provide improved contrast sensitivity and image quality.

In 2005, we introduced a new class of lens to correct presbyopia called the AcrySof® ReSTOR® +4.0 diopter add power intraocular lens.  This lens has a unique optical system that incorporates an apodized diffractive, refractive design that provides distance, near and intermediate vision for the patient following lens removal surgery, thereby significantly reducing the patient's need for or dependence on eyeglasses.  In 2007, we launched the next advancement in this technology with the AcrySof® IQ ReSTOR® Aspheric intraocular lens.  This lens incorporates aspheric correction designed specifically for the AcrySof® ReSTOR® apodized diffractive, refractive design.  In 2009, we further enhanced this product with the launch of the AcrySof® IQ ReSTOR® Aspheric +3.0 diopter add power intraocular lens, which provides an improved full range of vision for patients.

In late 2005 and early 2006, we received regulatory approvals for the AcrySof® Toric intraocular lens in several major markets, including the United States.  The AcrySof® Toric intraocular lens is a lens that corrects for various levels of pre-existing astigmatism in cataract patients and was launched globally in 2006.   In 2009, we received regulatory approvals and launched the AcrySof® IQ Toric, which incorporates the aspheric technology with a toric design.

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

In May 2005, CMS issued a ruling that allows cataract patients in the United States to choose an intraocular lens that provides additional refractive benefits through the treatment of presbyopia such as the AcrySof® ReSTOR®.

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

Vitreoretinal Surgery

Our vitreoretinal surgical product offering is one of the most comprehensive in the industry for surgical procedures for the back of the eye.  In 2009, sales of our products for vitreoretinal surgery were $370 million, or 12.3% of our total surgical sales.  We are the global market leader in vitreoretinal products, and we currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

The Accurus® surgical system integrates all automated, non-laser surgical functions used in vitreoretinal surgery.  Some Accurus® models also can be used for cataract removal.  In late 2008, we introduced the CONSTELLATION® surgical system in the United States and other global markets.  We believe the CONSTELLATION® continues to deliver a higher level of control to the physician and more efficiency through higher cutting rates.  The CONSTELLATION® is also available with embedded laser technology.  In addition to the CONSTELLATION® and Accurus®, we also sell a full line of vitreoretinal products, including surgical therapeutics, lasers, ultrasound diagnostics and hand-held microsurgical instruments.  In 2004, we launched a series of instruments for use in new small gauge (25 gauge) posterior segment surgical procedures.  We have continued our development in this area by expanding our micro-incision technology product offering in the fourth quarter of 2006 by launching a new 23 gauge system of consumable products for posterior segment procedures.  These new offerings enhanced our Accurus® and CONSTELLATION® consumable products portfolio.

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

Refractive Surgery

In 2009, sales of our laser refractive products and related technology fees were $105 million, or 3.5% of our total surgical sales.  Our refractive sales include all sales related to our ownership of WaveLight.

The WaveLight ALLEGRETTO WAVE® Eye-Q 400 Hz laser has been widely accepted by surgeons around the globe because it is fast, reliable and precise while offering multiple treatment protocols.  The ALLEGRETTO WAVE® Eye-Q 400 Hz laser was the fastest growing laser in the United States with approximately 110 new systems installed in 2009.  Alcon continues to integrate the WaveLight operations within the global Alcon infrastructure and has established WaveLight as Alcon's Center of Excellence for refractive laser technologies.

Our Consumer Eye Care Products

We currently market our contact lens care and artificial tears products in most of the countries where we sell products, and we market ocular vitamins in selected markets.

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
(multiple formulations)

Contact Lens Care Products

The vast majority of our contact lens care products is comprised of disinfecting solutions to remove harmful micro-organisms on contact lenses, with a smaller amount of sales coming from cleaners to remove undesirable film and deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses.  Sales of our contact lens disinfectants in 2009 were $448 million, or 54.3% of our total consumer eye care sales.

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

Other Vision Care Products

We manufacture and market artificial tears to treat dry eye syndrome and vitamins formulated to promote good ocular health.  We offer a complete line of products for the dry eye sufferer.  Systane® lubricating eye drops has been launched in more than 95 countries.  Systane® has an "in-the-eye" gelling formula that provides long-lasting relief of dry-eye symptoms.  We added a preservative-free unit-dose Systane® to the product line in 2004.  In August 2008, we launched Systane® Ultra lubricating eye drops, a line extension of our Systane® franchise, in the United States.  In the bottle, Systane® Ultra has a unique gel-like network designed to lubricate and protect the ocular surface.  Upon administration to the eye, the artificial tear spreads smoothly over the surface of the eye and provides lasting comfort of a more viscous drop but causes minimal blurring of vision.  Systane® was our #1 artificial tears product in the U.S. marketplace based on sales dollars in 2009.  However, outside the United States, our largest selling artificial tears brand remains the Tears Naturale® line of products.

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

Sales and Marketing

We are present in every significant market in the world where ophthalmology and optometry are practiced and currently our products are sold in over 180 countries.  We conduct our sales and marketing activities through more than 55 local operating entities and more than 20 representative/branch offices around the world.  We have a global sales force of approximately 4,000 sales representatives consisting of approximately 1,000 sales representatives in the United States, our largest market, and approximately 3,000 sales representatives outside the United States.  All of our surgical technical service in the United States and a high percentage of that service outside the United States are provided by service technicians employed directly by Alcon.  In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products.  Outside the

United States, our ten largest markets by sales are Japan, France, Spain, Brazil, Germany, Canada, Italy, Australia, the United Kingdom and China.

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

Most of our global marketing efforts are supported by advertising in trade publications and by marketing and sales representatives attending regional and national medical conferences.  We reinforce our marketing efforts with targeted and timely promotional materials that our sales force presents to both the eye care and other professionals in the office, hospital or surgery center setting.  We supplement these marketing efforts through direct mailings to eye care professionals and e-detailing.  To coordinate the totality of our sales efforts, including technical service after the sale, we use an integrated customer relationship management system in many markets.  Moreover, in the United States and Japan, we sometimes use direct-to-consumer advertising to promote selected products.

While we market all of our products by calling on medical professionals, our direct customers and distribution methods differ across business lines.  Although physicians write prescriptions, distributors, wholesalers, hospitals, government agencies and large retailers are the main direct customers for our pharmaceutical products.  We primarily sell our surgical products directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the United States.  In the United States, over 90% of our contact lens care products are sold to large grocery, drug and general (mass) merchandise retailers.  Outside the United States, we sell most of our consumer eye care products directly to retailers and optical chains, while a smaller amount is sold to distributors for resale directly to smaller retailers and eye care professionals.  No single customer accounted for more than 10% of our global sales in 2009.

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

Research and Development

We have the largest research and development commitment to ophthalmology of any eye care company worldwide.  Our research and development organization consists of approximately 1,800 employees, including a significant number of individuals who are either M.D.s, doctors of optometry or Ph.D.s.  Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their commercial experience.  We organize our research teams around our pharmaceutical, surgical and consumer eye care products.  Candidates for pharmaceutical, biopharmaceutical and contact lens care product development originate from our internal research, from our extensive relationships with academic institutions and from our licensing of molecules and other technologies from other companies.  Our surgical design concepts are internally developed by staff engineers and scientists who, in addition to their own research, gather ideas from ophthalmic surgeons and clinicians in the involved fields.  Our research and development organization has been designed to drive global registration of products through a central research facility in Fort Worth, Texas, combined with regionally based clinical and regulatory personnel in approximately 40 countries outside the United States.

We have invested more than $2.7 billion over the last five years and plan to invest at least $3.0 billion in the next five years to carry out our strategy of developing products primarily from our own research and development activities.  In 2009, we expanded the ability to internally research and develop biologic molecules for treating ocular diseases through the acquisition of ESBATech AG, a Swiss biotechnology company.

We enter into license agreements in the ordinary course of our business for active pharmaceutical ingredients and development technologies.  We have a number of agreements with pharmaceutical and biotech companies that allow us to screen compounds for potential uses in the eye.  Based on compounds of interest from our screening activities, we have in place a number of contracts with companies for development of new molecular entities for ophthalmic products.

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

The following table includes additional detail about a number of these products in development, including their expected regulatory submission dates in the European Union (EU), Japan (Jpn) and the United States (U.S.).  In addition, we use the term "Global" (Gbl) to collectively represent these markets and their submission dates.  We also expect to file for approval of these products in most of the countries where we currently market our products.  We maintain a significant regulatory presence in major countries to support the filing process in those countries.

		Expected	Status at
Name	Condition	Submission Date	December 31, 2009 (1)

Pharmaceutical
Ophthalmology
DuoTrav®	Glaucoma	Jpn Filed	Filed
DuoTrav® APS TRAVATAN® APS	Glaucoma Glaucoma	EU 2010 EU 2010	Phase III Phase III
Moxifloxacin, new formulation	Anti-infective	U.S. 2010 (2)	Phase III
Aganocide	Anti-infective	Gbl 2012 or later	Phase I/II
NEVANAC®	Anti-inflammatory	Jpn Filed	Filed
Nepafenac, new formulation	Anti-inflammatory	U.S. 2012 or later EU 2012 or later	Phase I/II
Pataday™	Ocular allergy	Jpn 2010	Phase III
Hyaluronic acid	Dry eye	U.S. 2011	Non-Approval Letter (3)
AL-43,546	Dry eye	Jpn 2012 or later	Phase I/II
Cilomilast	Dry eye	Gbl 2012 or later	Phase I/II
TRIESENCE® injectable suspension	Retinal surgery	EU Filed Jpn 2010	Filed Pre-submission
Otic/Nasal
CiloDex® otic solution	Otic infections	EU Filed (4)	Filed
Moxifloxacin/dexamethasone	Otic infections	U.S. 2012 or later (2) EU 2012 or later	Phase III
Surgical
AcrySof ® IQ Toric diopter range expansion	Cataract	U.S. 2010	Advanced development
AcrySof ® IQ Toric low diopter range expansion	Cataract	Gbl 2012 or later	Advanced development
AcrySof ® IQ ReSTOR® 3.0+ add	Cataract	Jpn Filed	Filed
AcrySof ® IQ ReSTOR® Toric lens	Cataract	U.S. 2011 EU 2010 Jpn 2011	Advanced development
AcrySof ® IQ ReSTOR® Toric diopter range expansion	Cataract	Gbl 2012 or later	Early development
AcrySof ® IQ ReSTOR® distant dominant	Cataract	Gbl 2012 or later	Early development
AcrySof ® Cachet™ angle-supported phakic lens	Refractive	U.S. Filed Jpn 2011	Filed Advanced development
Infiniti® upgrade	Cataract	U.S./EU 2010 Jpn 2012 or later	Advanced development
ALLEGRETTO™ EX-500	Refractive	U.S./EU 2010	Advanced development
FS-200, femtosecond laser for flap cutting	Refractive	U.S./EU 2010	Advanced development

Consumer Eye Care
Systane® ORB	Dry eye	U.S. 2010	Advanced development
New formulation	Dry Eye	U.S./EU 2010	Advanced development
Lens comfort drop	Lens solution	U.S./EU 2011	Early development
OPTI-FREE® silicone hydrogel	Lens solution	U.S./EU 2010	Advanced development
New lens solution	Lens solution	U.S./EU 2011	Early development
ICAPS® R2	Ocular vitamin	EU 2010	Advanced development
ICAPS® AREDS2	Ocular vitamin	U.S./EU 2012 or later	Early development

(1)	For a description of the FDA approval process, see "– Government Regulation" below.
(2)
The FDA issued a notice in the fall of 2007 advising companies that they were increasing the requirements for anti-infective clinical studies and that clinical programs previously agreed upon may not be sufficient to support approval.  Review of our NDA confirmed the need for an additional clinical study which was initiated in a timely manner.

(3)
This project is being managed and conducted by River Plate Biotechnology, Inc., which filed its NDA in January 2009.  The FDA decided that additional clinical evidence of efficacy will be required to support approval.  Alcon and River Plate Biotechnology are presently assessing whether to conduct additional requested clinical study(ies).

(4)	This application was filed in Denmark, France, Germany, Italy, Spain and the United Kingdom.

Pharmaceutical Product Development

We are developing new products to treat ophthalmic diseases in three major therapeutic areas:  glaucoma, retina, and cornea (infection and inflammation, dry eye and allergy).  We also have ongoing development activities in the otic and nasal therapeutic areas specifically focused on leveraging compounds we use for ocular treatments into these areas.

Glaucoma.  During 2009, we terminated the development of AL-39,256 and of anecortave acetate.  Based upon the results of clinical studies, neither compound demonstrated intraocular pressure reductions sufficient to address current medical needs.  We continue to investigate novel compounds with new mechanisms of action that may provide new or increased clinical benefits for lowering intraocular pressure or treating glaucoma.

Our research into glaucoma also seeks to improve patient care and address unmet medical needs in the management of glaucoma.  Two such areas include providing prolonged intraocular pressure lowering benefit from a single administration and improving the ocular surface health relative to the chronic use of topical ocular medications.  Reformulations of our TRAVATAN® and DuoTrav® formulations to remove or replace benzalkonium chloride, a commonly used ocular preservative, are examples of projects intended to provide additional clinical benefit for glaucoma patients by maintaining or improving their ocular surface health.

Retina.  We remain fully committed to the treatment of retinal diseases, including developing treatments for "wet" age-related macular degeneration ("AMD"), "dry" AMD, geographic atrophy, diabetic retinopathy and diabetic macular edema.    During 2008, we initiated a natural history study in patients with geographic atrophy in order to better assist us in the design of developmental clinical studies for this disease.  In 2009, we initiated the clinical development of AL-8309b as a topical ocular treatment for geographic atrophy.  We also initiated our Phase I/II clinical program for AL-39,324, a potential treatment for "wet" AMD and diabetic retinopathy.  AL-39,324 is a receptor tyrosine kinase inhibitor that acts to block the receptor to which VEGF binds.  Additionally, during 2009, we signed licensing agreements with Philogene and Potentia.  The Philogene compound provides a novel mechanism for treating "wet" AMD and diabetic retinopathy, while the Potentia compound has the potential to be effective in treating "wet" AMD, "dry" AMD and also in preventing the conversion from "dry" AMD to "wet" AMD.  We expect to initiate clinical evaluations of both of these compounds in 2010.

Infection & Inflammation.  We filed an NDA in 2008 for a new formulation of moxifloxacin for the treatment of bacterial conjunctivitis.  In addition, we initiated a new Phase III clinical study to address increased requirements for anti-infective applications by the FDA.  In 2009, the FDA confirmed that the additional study would be a requirement for approval.  This study is expected to be completed for submission to the FDA in 2010.  In 2009, we entered the clinic with AL-46,383A, a member of a new class of compound, called aganocides, which we licensed from Novabay.  We believe AL-46,383A will have utility in treating bacterial conjunctivitis as well as viral conjunctivitis due to adenovirus.  Additionally, given the mechanism of action and broad spectrum of activity of AL-46,383A which includes fungi, we plan to initiate clinical studies in 2010 evaluating the effectiveness of AL-46,383A in treating acute otitis externa.

Dry Eye.  Our collaboration with River Plate Biotechnology, Inc. to develop a hyaluronic acid dry eye product progressed with River Plate submitting an NDA in the United States for this compound in January 2009.  After review, the FDA issued a non-approval letter requiring additional evidence of efficacy to support approval.  Alcon and River Plate are presently in discussions concerning the possible conduct of additional clinical studies to support approval.  Our internal development of AL-43,546 for dry eye progressed during 2009 with the completion of our proof-of-concept studies.  Based upon information learned about FDA expectations for clinical design for dry eye studies from the hyaluronic acid project, full development in the United States will await the completion of the Japan clinical development program, which was initiated in 2009.  During 2009, we also initiated the early clinical development of Cilomilast, a PDE4 inhibitor licensed from GlaxoSmithKline plc, as a potential treatment for dry eye. Cilomilast works via mechanisms associated with inhibiting the inflammatory cascade and provides a novel approach for treating dry eye.

Nasal.  During 2009, we filed a supplement to our Patanase® NDA, requesting approval of use in the pediatric population.  This supplement was approved by the FDA in December 2009 and provides for use in the pediatric population down to 6 years of age.  An additional indication for treating ocular allergy with Patanase® is currently under review by the FDA.

Surgical Product Development

We currently have products in development in the three primary areas of our surgical markets: cataract, vitreoretinal and refractive surgery.

Cataract Surgery.  We continue to strengthen our AcrySof® intraocular lens and Infiniti® instrumentation franchises.  In 2008, the FDA approved the AcrySof® ReSTOR® Aspheric, +3.0 add intraocular lens, which was designed to increase the quality of vision for people with presbyopia following cataract surgery.  By changing the near vision add power of the lens, clinical experience has demonstrated an improvement in patient preference for reading distance along with better intermediate vision compared to the AcrySof® ReSTOR® Aspheric, +4.0 add version of the lens.  Our AcrySof® Aspheric Toric lens was approved by the FDA in February 2009.  This new lens corrects not only for astigmatism, but also for spherical aberrations to provide improved contrast sensitivity and a higher quality of vision. Our research and development efforts are focused on creating new lens models of these designs in order to permit a greater number of people to benefit from this new technology.  We are also working on projects that combine these two technologies.  If we are successful, we will have created within a single lens platform the ability to correct both pre-existing astigmatism and presbyopia following lens replacement.

In addition to providing new lenses to the market for improving the quality of vision, we remain committed to working with cataract surgeons to help improve the effectiveness and efficiency of their surgical procedures.  We have already initiated a project to focus on the design and surgical features for our next generation phacoemulsification system to support the surgical needs in the operating room of the future.  As we expect this process to take several years, we continue to introduce enhancements and features to our current surgical platforms and equipment used during cataract surgery.  Key areas of focus continue to be advancements in technology to facilitate lens removal and designing new methods to reduce the potential for the occurrence of posterior capsule opacification.

Vitreoretinal Surgery.  The Company launched the CONSTELLATION® vitreoretinal system at the end of 2008 as the next-generation product to replace the Accurus® system.  CONSTELLATION® is designed to integrate all requirements for posterior segment surgery in a single unit with enhanced performance features for the efficient and effective use of related accessories.  We continue to develop new micro-incision vitrectomy consumables, handheld accessories and illumination products designed to respond to the increased needs of ophthalmic surgeons for instrument performance.  The PUREPOINT® vitreoretinal laser also was launched in early 2008.  Our efforts in this area will continue to focus on improving the surgical experience for both the patient and surgeon by the application of new technologies to facilitate the procedure and minimize trauma to the patient.

Refractive Surgery.  The Company received CE Mark approval in the EU for the AcrySof® Cachet™ angle-supported phakic intraocular lens in the second half of 2008 and filed in the United States during the second half of 2009.  This new lens is made from the biocompatible AcrySof® lens material and provides near-sighted patients with moderate to high degrees of myopia an intraocular lens treatment option that preserves the crystalline lens and has been shown to provide excellent visual results during clinical trials.

Since Alcon acquired majority control of WaveLight AG, the two companies have worked to expand on the surgical capabilities for WaveLight's technology platform.  We presently are conducting clinical studies to expand the indications for use of WaveLight's ALLEGRETTO WAVE® Eye-Q 400 Hz laser in the United States.  The clinical studies are designed to demonstrate the safety and efficacy of topography-guided laser eye surgery.  Approval of this indication will allow physicians to conduct primary treatments utilizing the topography-guided algorithm or to re-treat patients who may be dissatisfied with their initial Laser-Assisted In Situ Keratomileusis ("LASIK") surgery.

WaveLight is nearing completion of the development of an ALLEGRETTO WAVE® with a 500 Hz laser as well as a femtosecond laser (FS-200) for the creation of corneal flaps.  Regulatory clearances for marketing of both are expected to be initiated in 2010.  Additionally, development of WaveLight’s next generation excimer laser platform has already been initiated.  This next generation platform will have improved ergonomics and enhanced performance capabilities.

We also look for synergies between the refractive business and the cataract surgery business.  We are presently working with technology from the diagnostic group of WaveLight to assist with pre-operative biometry for cataract patients and the selection of intraocular lens power.

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

We also are developing new active ingredients and compounds for over-the-counter products that treat dry eye.  In addition to Systane® Ultra, which we launched in 2008, we plan to introduce two new formulations under the Systane® brand.  Collectively, these formulations are each designed to address a portion of the spectrum of needs of the various patient segments of the dry eye target population.

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

Manufacturing and Supplies

Manufacturing

We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either surgical equipment and surgical medical devices or pharmaceutical and contact lens care products. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices and pharmaceuticals, as well as the different technical skills required of employees in these two manufacturing environments.  All of our manufacturing plants in the United States and Europe are ISO 13485 and ISO 14001:2004 certified, except that the WaveLight plant in Germany is not ISO 14001:2004 certified.

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

As of December 31, 2009, we employed approximately 2,200 people to manufacture our pharmaceutical and contact lens care products at seven facilities in the United States, Belgium, France, Spain, Brazil and Mexico.  As of December 31, 2009, we employed approximately 2,900 people to manufacture surgical equipment and other surgical medical devices at eight facilities in the United States, Belgium, Switzerland, Ireland and Germany.  Currently, we manufacture substantially all of our pharmaceutical, contact lens care and surgical products internally and rely on third-party manufacturers for only a small number of products.

Due to the complexity of certain manufacturing technologies and the costs of constructing and maintaining duplicate facilities, a number of our key products are manufactured at only one of our facilities.  Some of these key products include:

Products	Facility
U.S. liquid ophthalmic products	Fort Worth, Texas
Intraocular lenses (l)	Huntington, West Virginia
ProVisc®, VISCOAT®, DuoVisc® and DisCoVisc® viscoelastics	Puurs, Belgium
OPTI-FREE® EXPRESS® No Rub®, OPTI-FREE® RepleniSH®	Fort Worth, Texas
Accurus®, LEGACY®, Infiniti® CONSTELLATION®	Irvine, California
WaveLight ALLEGRETTO WAVE® Eye-Q	Pressath, Germany
Cipro® HC, Patanase®	Barcelona, Spain
Vigadexa® ophthalmic solution	Sao Paulo, Brazil

(1)
The Cork, Ireland, facility manufactures certain AcrySof® intraocular lenses for the European markets and certain Latin American markets; the remainder of the world markets continues to be sourced mainly from the Huntington, West Virginia facility.

Supplies

The active ingredients used in our pharmaceutical and consumer eye care products are sourced from facilities that meet the regulatory requirements of the FDA or other applicable health regulatory authorities.  Because of the proprietary nature and complexity of the production of these active ingredients, a number of them are only available from a single FDA-approved source.  The majority of active chemicals, biological raw materials and selected inactive chemicals are acquired pursuant to long term supply contracts.  The sourcing of components used in our surgical products differs widely due to the breadth and variety of products. A number of the components used in our medical device products are also single sourced.  When supplies are single-sourced, we try to maintain a sufficient inventory consistent with prudent practice and production lead-times and to take other steps necessary to ensure our continued supply.  The prices of our supplies are generally not volatile.

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

Surgical

Superior technology and product performance give rise to category leadership in the ophthalmic surgical market.  Service and long term relationships are also key factors in this competitive environment.  Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service.  While we compete throughout the field of ophthalmic surgery, our principal competitors vary somewhat in each area.  We compete with Bausch & Lomb Incorporated and Abbott Medical Optics, Inc. across most of the ophthalmic surgical market, and with national or regional companies, such as Hoya Corporation (Japan and Korea), in some international markets.

Consumer Eye Care Products

The consumer eye care business is characterized by competition for market share in a maturing market through the introduction of products that provide superior technology or effectiveness.  Recommendations from eye care professionals and customer brand loyalty, as well as our product quality and price are key factors in maintaining market share in these products. Our principal competitors in contact lens care products are Bausch & Lomb Incorporated, Abbott Medical Optics, Inc., CIBA Vision Corporation (a Novartis company) and, in Japan, Rohto Pharmaceutical Co., Ltd.  We compete with Allergan, Inc., Abbott Medical Optics, Inc., Bausch & Lomb Incorporated, Johnson & Johnson and Novartis in artificial tears products and Bausch & Lomb Incorporated in ocular vitamins.  All consumer eye care markets include significant competition from private label store brands, which generally are less costly to the consumer.

Intellectual Property

We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property.  We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2009, we owned more than 1,450 U.S. patents and pending U.S. patent applications and approximately 8,250 corresponding patents and patent applications outside the United States.

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

Philanthropic Efforts

We have a long-standing commitment to bringing ophthalmic products to those who would not otherwise have access to them.  Our Medical Missions Program supported more than 1,000 humanitarian efforts in 2009 involving over 4,000 volunteer eye care professionals from the United States who worked with local medical colleagues in 101 countries.  Using products that we provided without charge, these eye care professionals provided medical care to over 900,000 patients and performed over 36,000 cataract procedures in 2009.  We also conduct a patient assistance program in the United States, which provided ALCON® glaucoma and other ophthalmic pharmaceutical products in response to more than 25,000 requests in 2009.

Government Regulation

Overview

We are subject to comprehensive government controls governing the research, design, clinical and non-clinical development, manufacturing, labeling, advertising, promotion, safety and other reporting, storage, distribution, import, export, sale and marketing of our products in essentially all countries of the world.  National health regulatory agencies generally require pre-approval of pharmaceuticals and medical devices prior to their entry into that country's marketplace.  In addition, European Union Notified Bodies audit and govern applicable Quality Management System requirements, including ISO 13485:2003 and Medical Device Directive 93/42/EEC.  The certifications obtained are accepted by Australia as well.  Japan also has requirements for quality management system regulations for medical device manufacturers.  State and local laws also apply to our activities.  This section summarizes the applicable regulations in the United States, European Union and Japan.  Please also refer to "Risk Factors – Risks Related to Our Business and Industry – We are subject to extensive government regulation …."

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

Following the completion of clinical trials, we thoroughly analyze the data to determine if the clinical trials successfully demonstrate safety and efficacy.  If they do, in the case of a drug product, a New Drug Application, or "NDA," is filed with the FDA along with proposed labeling for the product and information about the manufacturing processes and facilities that will be used to ensure product quality.  Each NDA submission requires a substantial user fee payment for which the FDA has committed generally to review and make a decision concerning approval within 10 months, and of a new "priority" drug within six months.  However, final FDA action on the NDA can take substantially longer and also may involve review and recommendations by an independent FDA advisory committee.  The FDA also can refuse to accept and review an NDA that it deems incomplete or not properly reviewable.

Before final action on a submission, the FDA may conduct a pre-approval inspection of our manufacturing facility to assess conformance to current good manufacturing practice requirements and also may inspect sites of clinical investigators involved in our clinical development program to ensure their conformance to good clinical practices.  The FDA may not approve an NDA, or may require revisions to the product labeling, require that additional studies be conducted prior to or as a condition of approval, or impose other limitations or conditions on product distribution, including, for example, adoption of a special risk management plan.  Following approval, if new information arises related to safety or other issues, the FDA may impose post-approval clinical study and clinical trial requirements, require safety-related changes to product labeling, require the review of advertising or impose a new or modified risk management plan.

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

Special procedures apply when an ANDA contains certifications stating that a listed patent is invalid or not infringed, and if the owner of the patent or the NDA for the reference listed drug brings a patent infringement suit within a specified time, an automatic stay bars FDA approval of the ANDA for a specified period of time pending resolution of the suit or other action by the court.  The first complete ANDA filed with the FDA that contains a certification challenging the patents listed with the FDA for a reference listed drug is also eligible to receive 180 days of exclusivity during which the FDA is prohibited from approving subsequent ANDAs.  This period of 180-day exclusivity is subject to certain forfeiture events.

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

In the United States, medical devices are classified by the FDA as Class I, Class II or Class III based upon the level of risk presented by the device.  Class I devices present the least risk and are generally exempt from the requirement of pre-market review.  Certain Class II devices are also exempt from pre-market review.  Most Class II devices and certain Class III devices are marketed after submission of a pre-market notification under a process which is known as a 510(k) notification procedure. The pre-market notification must demonstrate that the proposed device is "substantially equivalent" to a legally marketed "predicate device" which requires a showing that the device has the same intended use as the predicate device, and either has the same technological characteristics or has different technological characteristics that do not raise different questions of safety and effectiveness than the predicate device.  A 510(k) submission is subject to a user fee payment.  Most Class III devices and devices not substantially equivalent to a predicate device are subject to the most stringent regulatory review and cannot be marketed for commercial sale in the United States until the FDA grants approval of a Pre-Market Approval ("PMA") application for the device.  The PMA filing is subject to a substantial user fee payment, and PMA supplement applications are also subject to user fees.  Modifications of the device or its intended use after 510(k) clearance might require the submission of a new 510(k).

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

In common with the United States, the various phases of pre-clinical and clinical research are subject to significant regulatory controls.  The regulatory controls on clinical trials of medicines in the European Union are now largely harmonized following the implementation of the Clinical Trials Directives 2001/20/EC and 2005/28/EC.  Compliance with the national implementations of Directive 2001/20/EC and Directive 2005/28/EC has

been mandatory from May 1, 2004 and January 29, 2006, respectively.  However, variations in the member state regimes continue to exist.

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

•
Centralized procedure.  This procedure is mandatory for products developed by means of a biotechnological process and for new chemical entities for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorder, diabetes, auto-immune diseases or other immune dysfunctions or viral diseases.  The procedure is also optional for other new active substances and other products that constitute "a significant therapeutic, scientific or technical innovation."  Under this procedure, an application is submitted to the European Medicines Agency.  Two European Union member states are appointed to conduct an initial evaluation of each application.  These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee for Medicinal Products for Human Use.  If this opinion is favorable, it is sent to the European Commission, which drafts a decision.  After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

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

In order to demonstrate safety and efficacy for their medical devices, manufacturers must conduct clinical investigations in accordance with the requirements of Annex X to the Medical Device Directive 93/42/EEC and applicable European and ISO Standards, as implemented or adopted in the European Union member states.  The resulting data are introduced into the product development cycle for next-generation or new products and considered as a part of design controls and risk management practices in place.  Clinical trials for medical devices usually require the approval of an ethics review board and the prior notification of the study to European regulators.  Both regulators and ethics committees also require the submission of adverse event reports during a study and may request a copy of the final study report.

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

Japan

In Japan, our largest market outside the United States, the regulatory process is also quite complex.  Pre-marketing approval and clinical studies are required, as is governmental reimbursement approval for most medical devices and pharmaceuticals.  These requirements are comparable to those in the United States or in Europe.  The introduction of major amendments to the pharmaceutical regulations in 2005 is notable in this respect.  First, they expanded the Japanese regulatory focus to the manufacturing processes of medical devices and pharmaceuticals, both in Japan and overseas.  As a result, demonstration of good manufacturing practice or quality management systems, and disclosure of the manufacturing process are part of the requirements for marketing approval.  Each of the foreign manufacturers is required to be accredited by the Japanese authorities.

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

In a recent development, the Japanese government extended the "exclusivity" period of active pharmaceutical ingredients, which is separate from patent protection, from six to eight years.  No abbreviated generic application will be accepted during this period.  In 2009, the Japanese authorities announced a guideline for approval of "biosimilar" drugs, and approval for these drugs can be granted under a less onerous data requirement.

Other Regulation

Ongoing Reporting and Recordkeeping

Following approval, a pharmaceutical or device company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including reporting cases of adverse events and device malfunctions, and maintaining appropriate design control and quality control records.  Some medical devices also may be subject to tracking requirements.  The FDA is in the process of implementing or considering a number of changes to its postmarket requirements for medical devices, including a unique device identification ("UDI") system and other changes to enhance postmarket surveillance for medical devices.  In addition, there are requirements and industry guidelines to require the posting of ongoing drug and device clinical trials on public registries, and the disclosure of designated clinical trial results.

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

Manufacturing

In the United States, the European Union and Japan, the manufacturing of our products is subject to comprehensive and continuing regulation.  These regulations require us to manufacture our products in specific approved facilities and in accordance with their quality system rules and/or current Good Manufacturing Practices, and to list or notify our products and register or authorize our manufacturing establishments with the government agencies, such as the FDA.  These regulations also impose certain organizational, procedural and documentation requirements upon us with respect to manufacturing and quality assurance activities.  Our manufacturing facilities are subject to comprehensive, periodic inspections by the FDA and/or other regulatory agencies.

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

The FDA has undertaken various initiatives in 2009 with respect to ophthalmic laser devices used for Laser-Assisted In Situ Keratomileusis ("LASIK"), a surgical procedure that uses an excimer laser to permanently change the shape of the cornea.  These initiatives have included FDA letters to eye care professionals with information about advertising and promotion, and letters to ambulatory surgical centers regarding adverse event reporting requirements for device user facilities.  In March 2009, the FDA officially recognized the new LASIK standard from the American National Standards Institute (ANSI) entitled "Laser Systems for Corneal Reshaping."  On October 15, 2009, the FDA announced the launch of a collaborative study with the National Eye Institute and the Department of Defense to examine the potential impact on quality of life from LASIK.  The goal of the LASIK Quality of Life Collaboration Project is to determine the percentage of patients with significant quality of life problems after LASIK surgery and identify predictors of these problems.  The FDA opened a public docket for LASIK so that any interested person can pose comments or concerns regarding LASIK.

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

Other

Our manufacturing, sales, promotion and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the FTC, the Department of Justice, CMS, other divisions of the Department of Health and Human Services, the Consumer Product Safety Commission and state and local governments.  Among other laws and requirements, our post-approval manufacturing and promotion activities must comply with the Federal Food, Drug, and Cosmetic Act and the implementing regulations of the FDA, and we must submit post-approval reports required by these laws.  We must file marketing authorization variations or supplemental applications with the FDA or other regulators and obtain their approval for labeling, manufacturing and other product changes, depending on the nature of the changes.  Our distribution of pharmaceutical samples to physicians must comply with applicable rules, including the Prescription Drug Marketing Act.  We must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical and medical device products in that state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state.  Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain.   Certain of our products must comply with child-resistant packaging requirements under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations.

Our sales, marketing and scientific/educational programs must comply with the medicines advertising and anti-bribery rules and related laws, such as anti-kickback provisions of the Social Security Act, the Foreign Corrupt Practices Act, the False Claims Act, the Veterans Health Care Act ("VHCA") and similar state laws.  Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990.  If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  Under the VHCA, we are required to offer certain drugs at a reduced price to a number of federal agencies, including the Veterans Administration and the Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs, including Medicare and Medicaid.  Recent legislative changes purport to require that discounted prices be offered for certain Department of Defense purchases for its TRICARE program via a rebate system.  Participation under VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

Several states have enacted legislation requiring pharmaceutical and medical device companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices.  All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.  Finally, certain jurisdictions have other trade and export regulations from time to time to which our business is subject, such as technology or environmental export controls and political trade embargoes.  Most European Union member states and Japan impose controls and restrictions that are similar in nature or effect.

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

Environmental, Health and Safety

We are subject to a wide range of laws and regulations relating to protection of the environment and employee health and safety, both in the United States and elsewhere.  In addition, internal corporate policies and procedures provide a common format for managing these aspects of our business.  Our manufacturing facilities, research and development and other support operations undergo regular internal audits relating to environmental, health and safety requirements.  Our facilities in the United States are required to comply with applicable Environmental Protection Agency and Occupational Safety and Health Administration regulations, as well as state laws and regulations.  Our facilities outside the United States are required to comply with locally mandated regulations that vary by country.  In an effort to ensure ongoing compliance with applicable environmental laws and regulations, we have a program to monitor regulations affecting our products, packaging and operations, as well as ongoing rates of waste, water, air emissions, ozone depletion components and energy consumption.  We also are aware and monitoring issues regarding climate change regulations but have not identified impacts on our operations of a material nature.

Currently we have thirteen ISO 14001 certified operations.  These include our European pharmaceutical and surgical manufacturing facilities in Puurs, Belgium, Cork, Ireland, and Kaysersberg, France, and our manufacturing and research and development operations in Barcelona, Spain, and Schaffhausen, Switzerland.  U.S. certified operations include our manufacturing facilities in Sinking Spring, Pennsylvania, Irvine, California, Houston, Texas, Huntington, West Virginia, and Fort Worth, Texas.  Our manufacturing facilities in Mexico City, Mexico, and Sao Paulo, Brazil, are also ISO 14001 certified, as well as our corporate environmental affairs department in Fort Worth, Texas.  Certification possibilities for our newest surgical manufacturing facility in Erlangen, Germany will be assessed in 2010.  Opportunities for ESBATech will also be discussed in 2010.  The Company also has developed its own internal Alcon Environmental Management System based on the core elements of ISO 14001 and implemented this system at our domestic distribution center in Elkridge, Maryland.  Based upon our reviews and the outcome of local, state and federal inspections, we believe that our manufacturing facilities are in substantial compliance with all applicable environmental, health and safety requirements.

We are not aware of any pending environmental, health or safety litigation or significant financial obligations arising from current or past operations that are likely to have a material adverse impact on our financial position.  There can be no assurance, however, that environmental health or safety liabilities relating to properties owned or operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part.  In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental health and safety protection.

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

This focus on pricing has led to other adverse government action, and may lead to other action in the future.  For example, Congress is considering various legislative proposals to reform the U.S. healthcare system.  These legislative proposals generally are intended to expand healthcare coverage to currently uninsured Americans and to limit the rate of increase in health care spending.  Such legislation, if enacted, could decrease the price we receive or our sales volume or could impose taxes or other costs of doing business on pharmaceutical manufacturers.  We expect that pressures on pricing and operating results will continue.

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

Alcon, Inc. is the parent holding company of the worldwide group of Alcon companies.  Alcon, Inc. owns 100% of the common voting stock in Alcon Holdings Inc., the holding company for our U.S. operations.  The U.S. operations include a diverse group of subsidiaries that perform manufacturing, selling, marketing, distribution and research functions.  Our larger U.S. subsidiaries are:

•	Alcon Laboratories, Inc., which performs selling, marketing and distribution activities in the United States, with physical locations in Texas, California, Maryland and Hawaii; and
•	Alcon Research, Ltd., which is responsible for Alcon's U.S. manufacturing and research and development operations with physical locations in Texas, California, West Virginia and Pennsylvania.

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

The following table sets forth, by location, approximate size and principal use of our main manufacturing and other facilities at December 31, 2009:

Location	Approximate Size	Principal Use(s)	Owned/ Leased
United States:	(sq. feet)
Fort Worth, Texas	1,668,000	Research and development, administrative buildings	Owned
Fort Worth, Texas	170,000	Warehouse	Leased
Fort Worth, Texas	346,000	Pharmaceutical, contact lens care and surgical solutions	Owned
Fort Worth, Texas	344,000	Pharmaceutical and small volume consumer products	Owned
Houston, Texas	364,000	Surgical (Custom Pak® and consumables)	Owned
Irvine, California	210,000	Surgical (electronic instruments and consumables),	Leased
		research and development
Huntington, West Virginia	151,000	Surgical (intraocular lenses)	Owned
Sinking Spring, Pennsylvania	165,000	Surgical (hand-held instruments and consumables)	Owned
Elkridge, Maryland	110,000	Distribution warehouse	Leased

Outside the United States:
Barcelona, Spain	444,000	Pharmaceutical, contact lens care, research and development	Owned
Puurs, Belgium	470,000	Pharmaceutical, contact lens care, surgical	Owned
		(viscoelastics and Custom Pak®) and administrative
Kaysersberg, France	138,000	Pharmaceutical and contact lens care	Owned
Sao Paulo, Brazil	90,000	Pharmaceutical and contact lens care	Owned
Sao Paulo, Brazil	89,000	Administrative and warehouse	Leased
Cork, Ireland	146,000	Surgical (intraocular lenses)	Owned
Schaffhausen, Switzerland	16,000	Surgical (microsurgical instruments)	Owned
Schaffhausen, Switzerland	21,000	Surgical (microsurgical instruments)	Leased
Mexico City, Mexico	44,000	Pharmaceutical and contact lens care	Owned
Mexico City, Mexico	84,000	Administrative building and warehouse	Owned
Erlangen, Germany	71,000	WaveLight administrative, research and development	Leased
Pressath, Germany	28,000	Surgical (WaveLight® refractive equipment)	Leased
Singapore	331,000	Pharmaceutical plant under construction	Owned

In addition to these principal facilities, we have office facilities worldwide.  These facilities are generally leased. In three countries, we lease or sublease facilities from Nestlé.  These offices were located in Brazil, Norway and South Africa.  Pursuant to the terms of the Shareholders Agreement, these Shared Site Agreements will continue in effect for the remainder of their terms and may or may not be renewed.

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

Overview of Our Business

General

Alcon, Inc. ("Alcon") and its subsidiaries (collectively, the "Company") develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.  Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world.  In 1977, we were acquired by Nestlé S.A.  Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses, and have grown our annual sales from $82 million to almost $6.5 billion primarily as a result of internal development and selected acquisitions.  In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering.

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

Novartis Transaction

On April 6, 2008, Nestlé and Novartis AG, a Swiss corporation, executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

For further details on the Purchase and Option Agreement, please refer to the following link at the SEC's web site:  http://www.sec.gov/Archives/edgar/data/1114448/000110465908045488/a08-18409_1ex2d1.htm.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.

The consummation of a purchase and sale transaction under the option right is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan

(including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon consummation, we will no longer benefit from certain synergies as a result of our ownership by Nestlé.  Alcon has taken advantage of the synergies in several functional areas.  We do not anticipate a significant financial impact to Alcon due to the loss of these synergies because we are currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control.  However, no assurances can be made at this time.

As a result of Novartis's planned acquisition of Nestlé's remaining Alcon shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.  As more fully discussed in Item 6.C, "Board Practices," upon Novartis becoming a majority shareholder of Alcon, we believe our Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, we cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.  Further information on Novartis's merger proposal can be found in Item 7.B, "Related Party Transactions."

As further discussed in Item 8.A.7, "Legal Proceedings," certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining 23% publicly held minority interest.  The claims vary among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."  Seven of the cases were filed in the Southern District of New York, all of which have been consolidated into one class action case.  One case, which does not name Alcon, Inc. and its board of directors as parties, has been filed in the Eastern District of New York.  Two cases are pending in District Court, Tarrant County, Texas; one case is pending in the U.S. District Court of the Northern District of Texas, Fort Worth Division; and two cases have been filed in the County Court at Law, Dallas County, Texas.

ESBATech Acquisition

On September 15, 2009, the Company acquired ESBATech AG, a Swiss biotechnology company.  The Company paid ESBATech shareholders $150 million in cash at closing and may pay possible contingent payments of up to $439 million based upon the achievement of future research and development milestones that would be expected to create value for Alcon.  The Company recorded, as part of the purchase price, the estimated fair value of $71 million related to the contingent payments.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments.

ESBATech is a clinical-stage biotechnology company that has been developing a pipeline of proprietary single-chain antibody fragment therapeutics for topical and local delivery for safe and convenient therapy.  ESBATech has advanced its antibody fragment technology to preclinical and clinical stages in the eye for various diseases.  The company has several stable and soluble single-chain antibody fragments in development, with its most advanced product candidate progressed into Phase I and II studies relating to the treatment of inflammatory ocular diseases.

The acquisition included all rights to ESBATech’s technology for therapeutic application to the eye, including age-related macular degeneration, diabetic macular edema, glaucoma, dry eye and uveitis.  Substantially all of the employees of ESBATech joined Alcon.  The ESBATech acquisition expanded Alcon’s research capability outside of small molecules to the field of proteins, antibodies and other large molecules.

Note 19 to the consolidated financial statements provides more information on this acquisition.

WaveLight Acquisition

In November 2007, Alcon acquired 77.4% of the common shares of WaveLight AG.  WaveLight, a German company, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery.  This acquisition combined WaveLight's technological expertise and the ALLEGRETTO™ laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.  In the fourth quarter of 2008, Alcon acquired additional shares of WaveLight.

On March 4, 2009, a Domination Agreement between Alcon and WaveLight was registered and became effective.  The Domination Agreement allowed Alcon to instruct WaveLight with regard to operational and financial matters. This allowed for the efficient integration of both companies.

In October 2009, the German requirements were met to complete the acquisition of the outstanding minority shares of WaveLight AG and the listing of such shares was terminated.  As a result, WaveLight AG became wholly owned by the Company.  Seventy-nine shareholders have filed applications for appraisal proceedings against the Company relative to the cash compensation offered in the Domination Agreement.  A defense writ was filed on November 13, 2009.

U.S. Healthcare Reform

Currently there are two legislative bills passed individually by the U.S. House of Representatives and U.S. Senate related to changes in the U.S. healthcare and health insurance industries.  The stated purpose of both bills is to provide health coverage to U.S. citizens without coverage and to provide assurances that coverage cannot be cancelled or denied.  In order to fund the increased coverage levels, there are a variety of mechanisms that would impact Alcon’s U.S. business, should these bills become enacted legislation.  To enact law, both Houses of Congress must pass an identical bill.  Ultimate passage of any legislation is still uncertain.

The primary impact of both bills would be additional price reductions in our pharmaceutical business, additional governmental fees in our pharmaceutical and medical device business, increased reporting requirements for interactions with healthcare providers and additional fees incurred as an administrator of health insurance plans.  While some incremental sales volume would likely be generated from the legislation, this incremental revenue would be deferred several years beyond the starting date of the fees and price discounts Alcon would have to pay based on the current pending bills.

Quantification of the precise impact is not possible, as each version of the bill is different and several enacting regulations will be required to implement final legislation, if any.  However, the current bills would have a negative impact on both sales and profits.

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

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of healthcare products and services.  The Medicare Prescription Drug, Improvement and Modernization Act of 2003 continues to present opportunities and challenges for pharmaceutical companies.  Many states also have implemented more aggressive price control programs and more liberal generic substitution rules that could result in price reductions.  In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices.  Both governments and managed care organizations support increased use of generic pharmaceuticals at the expense of branded pharmaceuticals.  We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the leading market share position in generic ophthalmic pharmaceuticals in the United States, based on retail prescriptions filled in 2009, according to Wolters Kluwer Health Prescription Service Audit.  We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products.  Moreover, to achieve and maintain attractive positions on formularies, we continue to introduce medically advanced products that differentiate us from our competitors.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 has placed additional pressure on policy makers to offset the cost of the prescription drug benefit by controlling budgets for reimbursement to surgical facilities.  This may affect our industry's ability to maintain current pricing levels.  New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries.  We prepare for these challenges by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost-effective when their higher costs are compared to their measurable benefits.

As a result of recent changes in the U.S. economy, the U.S. market for some of Alcon's prescription drugs has declined in terms of prescriptions filled during 2009.  Alcon has continued to increase market share in most of its major specialties, which has provided some offset to the recent market decline.

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

Our translation risk exposures are principally to the euro, Japanese yen, Canadian dollar, British pound sterling, Brazilian real and Australian dollar.  With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure.  In addition, most of our assets that are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency.  From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.  More recently, Venezuela has experienced an official currency devaluation and high inflation, but our exposure there is not significant to our consolidated financial condition.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits, while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits.  We experienced positive currency impacts during 2008 and 2007.  During these years the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits.  However, in 2009, as other major currencies weakened against the dollar, our sales and profits were negatively affected.  We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

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

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive.  Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends.  The number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions; however, because cataract patients now have the ability to pay out of their own pockets for certain premium technologies, sales of advanced technology intraocular lenses could be affected by economic conditions.  We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories.  Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery.  We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery).  Outside the United States, we generally do not charge a technology fee.  Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence.  There is no significant seasonality in our surgical business.  Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs.  Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used and the types of products used.  Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.  In the weakening economy of 2009 and 2008, the number of refractive procedures in the United States market has declined; however, our refractive sales increased as a result of sales of WaveLight products and procedures following our acquisition of a majority interest in WaveLight in late 2007.

Sales of our consumer eye care products are influenced by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, advertising and consumer preferences for more convenient contact lens care solutions.  Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price.  The use of less-advanced cleaning methods, especially outside the United States, also affects demand for our contact lens care products.  There is no seasonality in sales of contact lens care products, and we have experienced some impact from general economic conditions to date, as in low-growth economic environments some consumers may switch to lower-priced brands.  Costs of goods sold for contact lens care products include materials, labor, overhead and royalties.  Operating income from contact lens care products is driven by market penetration and unit volumes.

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment.  These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $19 million, primarily incurred in the first quarter of 2009.  The staffing reduction is expected to deliver ongoing annualized savings of approximately $40 million, which began in the second quarter of 2009, with the full effect realized thereafter.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business.  The largest portion of these costs is salaries and commissions for sales and marketing staff.

The Company was self-insured through its captive insurance subsidiary for damages incurred prior to 2006 at one of its sales and distribution facilities and was involved in legal proceedings to seek recovery of its losses and other incremental operating costs from the third parties responsible for the damages.  In December 2008, the captive insurance subsidiary settled its claim against the third parties involved.  Since no recovery had been recorded previously, the Company recognized a gain in the fourth quarter of 2008 related to the settlement of $15 million ($3 million in cost of goods sold and $12 million in selling, general and administrative expenses).

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs.  The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products.  As part of the Company's commitment to develop treatments for diseases, disorders and other conditions of the eye, we normally plan to spend approximately 10% to 11% of sales for research and development.  During each of the years 2009, 2008 and 2007, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to acquisitions and the licensing of intangible assets.  In 2007, we recognized losses totaling $33 million, including $9 million in amortization of intangibles, related to the impairment of certain assets used in our refractive product line and the valuation of refractive product inventories.  Due to acquisitions and purchases in 2009 and early 2010, annual amortization expense on intangible assets with definite useful lives is estimated to increase to $53 million in 2010 and decrease to $36 million in 2014.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of the Financial Accounting Standards Board ("FASB") pronouncement Statement of Financial Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)," which was included in the Compensation – Retirement Benefits Topic 715-

20-65-1 of the Accounting Standards Codification ("ASC").  Effective January 1, 2008, the Company adopted the measurement date provisions of SFAS No. 158.  The Company elected to utilize the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $1 million, net of taxes) to retained earnings as of January 1, 2008.

The Company adopted the FASB provisions for uncertain tax positions, effective January 1, 2007.  The Company identified its uncertain tax positions and prepared reserves for contingent tax liabilities to reflect the associated unrecognized tax benefits.  As a result of the implementation of the FASB provisions, the Company recognized a $30 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings.  The implementation did not affect net earnings.

During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company's subsidiary responsible for the Company’s refractive research and manufacturing activities prior to November 2007.  As a result of this agreement, the Company recognized tax benefits totaling $236 million related to losses on the value of this investment.

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

Alcon, either alone or jointly with its commercial partners, has filed thirteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what are known as Abbreviated New Drug Applications ("ANDAs").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer Schering Pharma patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer Schering Pharma as co-plaintiffs against Teva relative to the ANDA challenging Vigamox® on April 5, 2006 in the U.S. District Court in Delaware.  Bayer Schering Pharma subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma and Teva relative to the two Bayer Schering Pharma patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer Schering Pharma patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Since then, Alcon has received a notice of allowance on a related patent application with claims that will cover the Vigamox® product and Teva's proposed generic product.  The issue fee has been paid on that application, and the patent should issue by the first quarter of 2010.  On October 19, 2009, the court ruled in Alcon’s favor on all counts, finding the Alcon patent to be valid and infringed by the proposed generic product.  On November 19, 2009, Teva filed a Notice of Appeal, but that appeal was subsequently set aside by the Federal Circuit Court of Appeals as being premature.  It is expected that the appeal will be reinstated after the lower court amends its form of judgment.  However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address Alcon’s recently allowed second patent before competing with Alcon's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome Alcon’s second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.  On a related note, Alcon’s European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding.  That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent, which has not been challenged in this case and which expires on December 18, 2010.  In addition, Alcon has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the Patanol® product market prior to June 2011.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Apotex ANDA for 30 months until April 2009, unless the litigation were earlier resolved or the court were to modify the 30-month stay on FDA approval.  Because of the protection until June 2011, provided by the unchallenged Kyowa patent, the expiration of the 30-month period was inconsequential.  Trial had been scheduled for July 27, 2009, but was postponed and has now been rescheduled for April 26, 2010 (consolidated with the Sandoz case described below).  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA was also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  Alcon and Kyowa filed suit in the Federal district court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Barr ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product would expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Trial was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and subsequently has been dismissed from the suit.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).   Alcon and Kyowa filed suit in the Federal District Court in Indianapolis on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product will expire in May 2011.  This case has been consolidated with the Apotex case (Pataday™) described below. Trial has not yet been scheduled in this case.  If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States on June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA for 30 months (until June 2011), unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In addition, because Apotex is the second filer, it is also subject to the first filer's 180-day exclusivity period, which could further delay its FDA approval. Trial has not yet been scheduled in this case.  If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

        Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon’s Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2011) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has been scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (Patanol®) has been ordered by the court.  Apotex has advised the court of recent public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial.  On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex.  A new trial date for the Sandoz case has not yet been set.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The seventh ANDA patent suit was filed after Alcon received notice by letter dated March 17, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN® product containing 0.004% travoprost.  Barr is challenging the following patents listed in the Orange

Book for TRAVATAN®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014.  Alcon filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product.  The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Par and Apotex cases on TRAVATAN® described below.  Trial has been scheduled to commence March 7, 2011.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The eighth patent suit was filed after Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada by letter dated April 9, 2009, that Sandoz had filed an Abbreviated New Drug Submission ("ANDS") seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay (until May 25, 2011) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Trial has not yet been scheduled in this case.  Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

The ninth ANDA patent suit was filed after Alcon received notice by letter dated June 1, 2009, that Par Pharmaceutical, Inc. had filed a Paragraph IV certification with its two ANDAs for generic versions of Alcon’s TRAVATAN® and TRAVATAN Z® products.  Par is challenging the following patents listed in the Orange Book for TRAVATAN® and TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253.  All of these patents will expire by the end of 2014.  On July 1, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  All of the cases about TRAVATAN® and TRAVATAN Z® (Barr, Par and Apotex) have now been consolidated.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Par succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with Alcon’s TRAVATAN ® and TRAVATAN Z® products in the United States in December 2011.  Such competition would be expected to impact significantly the Company’s sales and profits.

The tenth ANDA patent suit was filed after Alcon received notice by letter dated June 24, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon’s TRAVATAN Z® product.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253.  All of the patents will expire by the end of 2014.  On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has been scheduled for March 7, 2011 in this case, which has been consolidated with the above-described Barr suit (TRAVATAN®) and Par suit (TRAVATAN® and TRAVATAN Z®), and consolidated further to include the Apotex suit (TRAVATAN®) described below.  Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the TRAVATAN Z® product, if Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN Z® product in the United States in December 2011.  Such competition would be expected to impact significantly the Company’s sales and profits.

The eleventh ANDA patent suit was filed after Alcon received notice by letter dated September 11, 2009, that Apotex Corp. and Apotex Inc. had filed an ANDA for a generic version of Alcon's TRAVATAN® product.  Apotex is challenging all five of the Orange Book listed patents for TRAVATAN®: 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until March 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Barr and Par cases (TRAVATAN® and TRAVATAN Z®) described above.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Apotex succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN ® product in the United States in March 2012.  Such competition would be expected to impact significantly the Company’s sales and profits.

Alcon received notice dated October 19, 2009, that Apotex Corp. and Apotex Inc. have filed an ANDA challenging U.S. Patent No. 5,116,863, which covers Alcon's Patanase® olopatadine hydrochloride nasal spray solution. The patent, which is owned by Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., and licensed to Alcon, has a term extended by regulatory exclusivity that expires October 15, 2011.  Alcon had until December 3, 2009 to file suit and avail itself of the statutory stay on FDA approval of the ANDA.  Had suit been filed by that date, the FDA could not have approved the Apotex ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  In this case, however, the 30-month period would be shortened to coincide with the expiration date of the challenged patent in December 2010 and therefore would be inconsequential.  Moreover, Alcon has regulatory exclusivity for the Patanase® product extending until October 2011.  Under these circumstances, Alcon and Kyowa elected not to file suit.  Alcon also has additional pending patent applications that are potentially relevant to the Patanase® product, which are not currently listed in the FDA Orange Book, and which have not been challenged by Apotex.  These pending applications may or may not issue and may not cover the Patanase® product.   Should Apotex succeed in securing FDA approval and overcoming the challenged patent and any other applicable patents that may issue, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanase® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The twelfth ANDA patent suit was filed after Alcon received notice on December 15, 2009 that Sandoz Inc. (an affiliate of Novartis) had filed an ANDA with a Paragraph IV certification directed to the Alcon and Kyowa patents on Pataday™.  The Sandoz ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2012) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, because Sandoz is the third filer (behind both Barr and Apotex) and subject to a potential 180-day exclusivity period of the first filer, the 30-month stay is of no practical consequence.  Subject to the possibility of the 180-day exclusivity period that potentially could accrue to Barr (as first filer) relative to the Pataday™ product, if Sandoz were to succeed in overcoming all the challenged patents and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company’s sales and profits.

        The thirteenth ANDA patent suit was filed after Alcon received notice that Wockhardt Limited (headquartered in India) has filed an ANDA with a Paragraph IV certification for a generic version of Alcon's Patanol® product.  Wockhardt is challenging U.S. Patent No. 5,641,805, which is jointly owned by Alcon and its raw material supplier, Kyowa Hakko Kirin Co., Ltd.  The challenged patent will expire in 2015.  Wockhardt is not challenging, however, another Kyowa-owned U.S. patent covering Patanol®, which expires on December 18, 2010 (effectively extended until June 2011 by a pediatric extension).  Consequently, Wockhardt's generic challenge poses no threat to the Patanol® product market prior to June 2011.  Alcon and Kyowa filed suit against Wockhardt in the Federal District Court in Indianapolis on February 12, 2010, to avail themselves of the statutory 30-month stay on FDA approval of the proposed generic product.  That 30-month period will expire August 2, 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Sandoz), Wockhardt would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Subject to the possibility of such a 180-day exclusivity period that potentially could accrue to Apotex (as first filer) relative to the Patanol® product, if Wockhardt were to succeed in overcoming the challenged patent and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon’s Patanol® product in the United States.  Such competition would be expected to impact significantly the Company’s sales and profits.

By letter dated February 24, 2010, Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa will have fifty days from the date of the notice letter to file suit and secure a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

Alcon is also enforcing patents against generic challengers in China (Patanol®) and Chile (Vigamox®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100 million.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behavior.  On June 23, 2008, the Company filed its answer and counterclaim in the district court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 12, 2009, Synergetics filed a Motion for Summary Judgment relative to the Company’s counterclaims.  On February 23, 2009, the court granted the Company’s Motions to Dismiss based on Synergetics’s failure to properly plead its claims.  On March 6, 2009, Synergetics filed a Second Amended Complaint.  The Company then filed another Motion to Dismiss directed to the Second Amended Complaint.  That motion was granted in-part and denied in-part on June 4, 2009.  On July 9, 2009, the court granted Synergetics’s Motion for Summary Judgment on the Company’s counterclaims.  The Company believes that it has strong defenses to Synergetics’s claims, but both parties have requested a stay of the litigation to allow settlement discussions to proceed.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the U.S. District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the district court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the U.S. District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  On March 20, 2009, these claims were added to an amended complaint in the '710 patent suit described immediately above, effectively merging the two suits.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.  Synergetics requested that the U.S. Patent and Trademark Office reexamine both patents-in-suit and filed a motion to stay the litigation pending a decision by the Patent Office.  On September 18, 2009, the court granted the motion to stay the litigation.  Alcon has filed a motion for reconsideration, but that motion was denied on November 23, 2009.  In view of ongoing settlement discussions, mentioned above, no appeal has been filed.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company’s AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case has been set for trial in August 2010.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company’s sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company’s affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company’s inequitable conduct counterclaims.  The case has been set for trial March 21, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company’s sales and profits.

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

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon Alcon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities.  We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies.  Actual results may differ from these estimates and judgments under different assumptions or conditions.

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

Investments:  The majority of the Company's investments are held in funds professionally managed by investment managers.  The net asset values are furnished in statements received from fund custodians whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The Company uses the net asset values from independent fund custodians as a starting point to value these funds.  On an ongoing basis, management evaluates fund pricing procedures of the fund custodians, their internal controls and their financial statement reports and performs monitoring activities to obtain comfort that the net asset values appropriately represent fair value.

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

The Company determined that, at December 31, 2008, unrealized losses on certain available-for-sale equity securities and a senior secured bank loans fund were other-than-temporarily impaired due to deteriorating general market conditions, particularly during the fourth quarter of 2008, coupled with the unlikely near term prospects for achieving a sustainable recovery, uncertainty about future market conditions, and declines in certain quantitative or qualitative factors.  The other-than-temporary impairment recognized for the senior secured bank loans fund also was deemed appropriate to bring a significant portion of the unrealized losses in line with current market conditions for credit default rates and loss recovery rates.  The Company recognized losses for other-than-temporary impairment during the year ended December 31, 2008 of $37 million.  At December 31, 2009 and 2008, the Company had available-for-sale investments recorded at total fair values of $530 million and $155 million with gross unrealized losses totaling $2 million and $11 million, respectively, that were determined to be temporary and were included in accumulated other comprehensive income (loss) on the consolidated balance sheet.

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill and intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist, or at least annually for goodwill.  In the first quarter of 2007, the Company recognized losses of $9 million related to impairment of the remaining intangibles used in the refractive product line based upon additional information, as discussed in note 6 to the consolidated financial statements.

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

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting.  Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.  In the most recent testing, the fair values of the Company's reporting units substantially exceeded their respective carrying values.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense in the period in which it occurs.

Tax Liabilities:  We are subject to income taxes in Switzerland, as well as the United States and most other foreign jurisdictions throughout the world, and are regularly audited in many of these jurisdictions.  Tax laws throughout the world are complex and the application of these rules to the Company's global business operations can be uncertain.  While we believe we take reasonable positions on the tax returns filed throughout the world, some of these positions may be challenged during income tax audits in Switzerland, the United States and other jurisdictions.  Consequently, significant judgment is required in evaluating our tax positions to determine the Company's ultimate tax liability.  Management records current tax liabilities based on U.S. GAAP, including the more-likely-than-not recognition and measurement standard and the assumption that all material tax risks will be identified in the relevant examination.  Our management believes that the estimates reflected in the consolidated financial statements accurately reflect our tax liabilities under these standards.  However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates.  Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

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

Pension and Other Employee Benefits:  We must make certain assumptions in the calculation of the actuarial valuation of the Company-sponsored defined benefit pension plans and postretirement benefits.  These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets and increases or trends in healthcare costs.  Furthermore, our actuarial consultants also use subjective factors such as withdrawal and mortality rates.  If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses.  A change of control will accelerate our expense recognition under certain defined benefit pension plans.  See note 16 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company and the adoption of new accounting standards.

Fair Values of Contingent Payments:  In connection with the acquisition of businesses, we are required to record liabilities for the estimated fair values of related possible contingent payments.  The possible payments are contingent upon the achievement of future research and development milestones that would be expected to create future value for Alcon.

We engaged a third-party valuation expert to assist us in determining the estimated fair values of contingent payments.  Valuation was based on the Company’s estimates of the probability and timing of these contingent payments.  The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 5 to the consolidated financial statements.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30 million.

The fair values of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company’s results of operations.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales
	2009	2008	2007	2009	2008	2007
	(in millions, except percentages)
Sales:
United States	$2,914	$2,807	$2,672	44.8%	44.6%	47.7%
International	3,585	3,487	2,927	55.2	55.4	52.3

Total sales	6,499	6,294	5,599	100.0	100.0	100.0
Costs of goods sold	1,614	1,472	1,398	24.8	23.4	25.0

Gross profit	4,885	4,822	4,201	75.2	76.6	75.0
Selling, general and administrative	1,935	1,961	1,694	29.8	31.1	30.2
Research and development	665	619	564	10.2	9.8	10.1
In process research and development	--	--	9	--	--	0.2
Amortization of intangibles	24	29	51	0.4	0.5	0.9

Operating income	2,261	2,213	1,883	34.8	35.2	33.6
Gain (loss) from foreign currency, net	(3)	(21)	11	--	(0.4)	0.2
Interest income	46	76	69	0.7	1.2	1.2
Interest expense	(16)	(51)	(50)	(0.3)	(0.8)	(0.9)
Other, net	25	(134)	16	0.4	(2.1)	0.3

Earnings before income taxes	2,313	2,083	1,929	35.6	33.1	34.4
Income taxes	306	36	343	4.7	0.6	6.1

Net earnings	$2,007	$2,047	$1,586	30.9%	32.5%	28.3%

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses several factors affecting the comparability of certain items in the above table.

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

				As a % of Total Sales
	2009	2008	2007	2009	2008	2007
	(in millions, except percentages)
Alcon United States:
Pharmaceutical	$1,353	$1,321	$1,279	46.4%	47.1%	47.9%
Surgical	1,167	1,084	1,012	40.1	38.6	37.9
Consumer eye care	394	402	381	13.5	14.3	14.2

Total sales	$2,914	$2,807	$2,672	100.0%	100.0%	100.0%

Segment operating income (1)	$1,664	$1,554	$1,487	57.1%	55.4%	55.7%

Alcon International:
Pharmaceutical	$1,324	$1,240	$1,034	36.9%	35.6%	35.3%
Surgical	1,830	1,797	1,488	51.1	51.5	50.9
Consumer eye care	431	450	405	12.0	12.9	13.8

Total sales	$3,585	$3,487	$2,927	100.0%	100.0%	100.0%

Segment operating income (1)	$1,507	$1,472	$1,209	42.0%	42.2%	41.3%

(1)
Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment.  Research and development costs, excluding regulatory costs which are included in the business segments, and share-based compensation are treated as general corporate costs and are not assigned to business segments.  We have reclassified certain costs included in segment operating income for Alcon International in 2008 and 2007 to conform to current period classification.

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
					Change					Change
				Foreign	in				Foreign	in
				Currency	Constant				Currency	Constant
	2009	2008	Change	Change	Currency (a)	2008	2007	Change	Change	Currency	(a)
	(in millions, except percentages)

Alcon United States:
Pharmaceutical	$1,353	$1,321	2.4%	--%	2.4%	$1,321	$1,279	3.2%	--%	3.2%
Surgical	1,167	1,084	7.7	--	7.7	1,084	1,012	7.1	--	7.1
Consumer eye care	394	402	(2.0)	--	(2.0)	402	381	5.5	--	5.3

Total sales	$2,914	$2,807	3.8	--	3.8	$2,807	$2,672	5.0	--	5.0

Alcon International:
Pharmaceutical	$1,324	$1,240	6.8	(6.3)	13.1	$1,240	$1,034	19.9	5.5	14.4
Surgical	1,830	1,797	1.8	(4.9)	6.7	1,797	1,488	20.8	6.0	14.8
Consumer eye care	431	450	(4.2)	(6.0)	1.8	450	405	11.1	4.5	6.6

Total sales	$3,585	$3,487	2.8	(5.5)	8.3	$3,487	$2,927	19.1	5.6	13.5

Total:
Pharmaceutical	$2,677	$2,561	4.5	(3.1)	7.6	$2,561	$2,313	10.7	2.5	8.2
Surgical	2,997	2,881	4.0	(3.1)	7.1	2,881	2,500	15.3	3.6	11.7
Consumer eye care	825	852	(3.2)	(3.2)	--	852	786	8.4	2.4	6.0

Total sales	$6,499	$6,294	3.3	(3.0)	6.3	$6,294	$5,599	12.4	2.9	9.5

(a)
Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2009 reported amounts, calculated using 2008 monthly average exchange rates, to the actual 2008 reported amounts.  The same process was used to compare 2008 to 2007.  Change in constant currency in this table includes sales growth from acquisitions, as discussed later in this Item 5.  Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations.  Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2009 Compared to Year ended December 31, 2008

Sales

The Company's global sales increased 3.3% to $6,499 million in the year ended December 31, 2009 over $6,294 million in 2008.  The effect of unfavorable exchange rates decreased global sales 3.0%.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 6.3%, primarily reflecting volume growth during the year ended December 31, 2009.

Alcon United States sales increased 3.8% to $2,914 million in the year ended December 31, 2009 from $2,807 million in 2008.  Our U.S. pharmaceutical sales reflected volume gains in glaucoma products and otic products, as well as growth subsequent to the launch of Patanase® nasal spray during the second quarter of 2008.  These sales gains were partially offset by generic competition to TobraDex® suspension and lower market prescription volumes for some pharmaceutical products.

Surgical sales in the United States benefited from increased sales of intraocular lenses, especially our advanced technology intraocular lenses, AcrySof® ReSTOR® and AcrySof® Toric intraocular lenses, and sales of other cataract and vitreoretinal products.  Despite growth in sales of artificial tears in 2009, our U.S. consumer eye care sales decreased from lower sales of contact lens care and other consumer products, reflecting competition from private label products and changes in retailer purchasing patterns.

Alcon International sales increased 2.8% to $3,585 million in the year ended December 31, 2009, from $3,487 million in 2008.  Excluding the 5.5% unfavorable effect of foreign exchange fluctuations, Alcon International sales would have grown 8.3%, reflecting volume growth during the period.  Solid sales performance in Japan, Brazil, France, Spain and Australia markets led the sales growth in constant currency.

Sales in less developed international markets increased by 1.0%.  Excluding the 10.2% unfavorable effect of foreign currency fluctuation, sales in less developed international markets would have grown 11.2% as a result of volume growth.  Sales in the key markets of Brazil, Russia, India and China grew a combined 6.0% and would have grown 16.7% without the 10.7% unfavorable effect of foreign exchange rates.

Pharmaceutical sales outside of the United States grew on a constant currency basis in all major therapeutic areas.  Growth in Surgical sales outside the United States came primarily from advanced technology lenses, such as AcrySof® Toric and AcrySof® ReSTOR®, vitreoretinal equipment and disposable products associated with both cataract and vitreoretinal procedures.  Alcon International sales of Consumer Eye Care products declined due to lower sales of contact lens care and other products, as a result of increased competition in the market.  These declines were somewhat offset by increased sales of artificial tears products.

				Foreign	Change in
				Currency	Constant
GLOBAL PRODUCT SALES	2009	2008	Change	Change	Currency (a)
	(in millions, except percentages)

Infection/inflammation	$829	$874	(5.1)%	(3.2)%	(1.9)%
Glaucoma	1,121	955	17.4	(3.3)	20.7
Allergy	486	463	5.0	(0.6)	5.6
Otic/nasal	355	316	12.3	(1.3)	13.6
Other pharmaceuticals/rebates	(114)	(47)	*	*	*

Total Pharmaceutical	2,677	2,561	4.5	(3.1)	7.6

Intraocular lenses	1,133	1,073	5.6	(3.3)	8.9
Cataract/vitreoretinal	1,759	1,692	4.0	(2.8)	6.8
Refractive	105	116	(9.5)	(3.5)	(6.0)

Total Surgical	2,997	2,881	4.0	(3.1)	7.1

Contact lens disinfectants	448	469	(4.5)	(1.7)	(2.8)
Artificial tears	283	272	4.0	(5.6)	9.6
Other	94	111	(15.3)	(3.6)	(11.7)

Total Consumer Eye Care	825	852	(3.2)	(3.2)	--

Total Global Sales	$6,499	$6,294	3.3	(3.0)	6.3

*	Not Meaningful
See (a) on previous table.

Note:  We have reclassified certain 2008 sales details to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 4.5% in the year ended December 31, 2009 from sales in 2008.  The effect of unfavorable exchange rates decreased global sales of our pharmaceutical products 3.1%.  Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 7.6%.  Sales of our pharmaceutical products grew faster outside the United States because of several recent product launches in Europe and Japan, as well as faster market growth in emerging markets.  Market share and volume gains for our key products in the major therapeutic categories were the driving forces behind our global sales growth.

Sales growth for our glaucoma products came both from inside and outside the United States with a larger contribution from the international markets.  Our prostaglandin family of glaucoma products includes TRAVATAN® ophthalmic solution, TRAVATAN Z® ophthalmic solution and DuoTrav® ophthalmic solution.  Even including the effects of foreign exchange, combined sales of our family of TRAVATAN® products grew 20.7% for the year ended December 31, 2009 over 2008.  During the year ended December 31, 2009, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, and AZARGA® ophthalmic suspension, a combined formulation of brinzolamide and timolol that was introduced in Europe subsequent to its approval in late 2008, posted a 15.6% combined sales increase.

Despite some contraction in the U.S. market, global sales of Vigamox® ophthalmic solution, our leading anti-infective fluoroquinolone drug, increased 8.7%, reflecting volume growth and price increases.  NEVANAC® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery.  Sales of NEVANAC® grew 19.6% in 2009 due to increased use of NSAIDs after cataract surgery, price increases, market share gains and launches in additional countries.

Pursuant to a prior legal settlement, a competitor to Alcon launched a generic version of Alcon’s branded TobraDex® ophthalmic suspension in the United States on January 1, 2009.  Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of TobraDex® ophthalmic suspension on January 2, 2009.  During the year ended December 31, 2009, the combined sales of TobraDex® ophthalmic suspension and Falcon’s generic version of TobraDex® decreased 35.9% globally, primarily within the United States, from 2008.  With the expiration in September 2009 of a U.S. patent related to TobraDex®, the introduction of additional generic products by competitors may further reduce our sales and profits for TobraDex® in 2010.

Despite contraction in the U.S. allergy market, global sales of our leading allergy products, Patanol® and Pataday™ ophthalmic solutions, grew 5.5% for the year ended December 31, 2009 over 2008.  Pataday™, the only once-a-day ocular prescription allergy medicine, continued to achieve market share gains in the U.S. ocular allergy market in 2009.  The increase in sales reflected volume growth outside the United States, driven by market share gains and a strong allergy season in Japan, and price growth in the United States.  A contraction in the U.S. allergy market during 2009 was partially offset by expanded market share.

Sales of otic/nasal products increased 12.3% in the year ended December 31, 2009 over 2008, despite contraction in the market for otic products.  Market share gains and price increases positively influenced sales of CIPRODEX® otic suspension.  (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.)  In addition, Patanase® nasal spray gained market share in 2009 subsequent to its 2008 U.S. launch after FDA approval in April 2008.  Patanase® is indicated for patients 6 years of age or older for the relief of seasonal allergic rhinitis.

The change in the other pharmaceuticals/rebates line for the year ended December 31, 2009, compared to 2008, primarily reflects growth in rebates under the U.S. Medicaid program, attributable to increasing utilization rates and higher statutory discounts, and higher commercial rebates attributable to U.S. Medicare Part D sales.

Surgical

Global sales of our surgical products grew 4.0% to $2,997 million in the year ended December 31, 2009, compared to 2008.  The effect of unfavorable exchange rates decreased global sales of our surgical products 3.1%.  Excluding the negative effect of foreign exchange fluctuations, our sales of surgical products would have increased 7.1%.  Higher sales of advanced technology intraocular lenses and cataract and vitreoretinal products accounted for the constant currency growth.

Sales of intraocular lenses increased 5.6% in the year ended December 31, 2009 over the prior year.  Excluding the 3.3% negative effect of foreign exchange fluctuations, intraocular lens sales would have increased 8.9%.  Global sales of our advanced technology lenses increased 29.3% in the year ended December 31, 2009 and would have grown 32.4% without the 3.1% negative effect of foreign exchange fluctuations.  Our advanced technology lenses include the AcrySof® ReSTOR® multifocal intraocular lens that corrects presbyopia and the AcrySof® Toric intraocular lens that corrects astigmatism.

Sales of other surgical products were adversely impacted by exchange rates but grew faster on a constant currency basis in the International business segment due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and market share growth.  The solid constant currency sales growth came from most major product categories within the cataract and vitreoretinal product lines.  Our CONSTELLATION® surgical system continued to gain acceptance globally among vitreoretinal surgeons.

Refractive sales declined 9.5% to $105 million for the year ended December 31, 2009 compared to 2008.  Refractive sales for the period decreased as a result of a weaker economy and a slower market.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, declined 3.2% to $825 million in the year ended December 31, 2009, compared to the prior year.  The effect of unfavorable exchange rates caused the 3.2% decrease in global sales of our consumer eye care products.  Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have declined minimally from the prior year.

Sales of our contact lens disinfectants declined 4.5% in the year ended December 31, 2009 compared to 2008.  Excluding the 1.7% negative impact of foreign exchange fluctuations, sales of contact lens disinfectants would have decreased 2.8%, due to changes in retailer purchasing patterns for our contact lens disinfectants in the United States, declines in the market for branded multi-purpose solutions and competitive pressures.

Sales of our artificial tears products grew 4.0% over 2008.  Higher sales of our Systane® products accounted for most of the growth.  More than half of the sales growth for Systane® and Systane® Ultra came from the United States reflecting market share gains.  In July 2008, we launched Systane® Ultra in the United States.

Sales of our other consumer eye care products decreased 15.3% to $94 million in 2009 from 2008.  Excluding the 3.6% negative effect of foreign exchange fluctuations, sales of our artificial tears products would have decreased 11.7%.  The constant currency decrease reflected declines in sales of over-the-counter allergy and redness relief products.

Gross Profit

Gross profit increased 1.3% to $4,885 million in the year ended December 31, 2009 from $4,822 million in 2008.  Gross profit decreased as a percent of sales to 75.2% in the year ended December 31, 2009 from 76.6% in 2008.  Gross profit margin declined as a result of the loss of gross margin on sales of tobramycin/dexamethasone combination products from generic competition to TobraDex®, the effects of differences in foreign currency exchange rates and higher royalty expense, which were partially offset by manufacturing efficiencies and improvements in geographic/product sales mix.

Operating Expenses

Selling, general and administrative expenses decreased 1.3% to $1,935 million in the year ended December 31, 2009 from $1,961 million in 2008.  Selling, general and administrative expense as a percentage of sales decreased to 29.8% in 2009 from 31.1% in 2008.  In 2009, we experienced the costs of sales force additions in selected Asian and European countries, as well as lapping costs of prior year sales force additions that took place progressively after the first quarter of 2008 in the United States, Japan and emerging markets to support new product launches and/or increased direct selling share-of-voice competitiveness, and the in-period costs of $10 million for the 2009 reduction in other workforce.  These costs were more than offset by the favorable effects of foreign currency fluctuations, cost management programs and lower share-based payments expense.

Research and development expenses increased 7.4% to $665 million (or 10.2% of sales) in the year ended December 31, 2009 from $619 million (or 9.8% of sales) in 2008.  The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines.  This investment included ESBATech operations, after the acquisition in September 2009, and new licensing agreements.

Amortization of intangibles decreased to $24 million in the year ended December 31, 2009, from $29 million in 2008.  Certain paid-up licenses became fully amortized in 2009 and 2008, reducing amortization expense.  Due to acquisitions, we expect amortization expense to increase in 2010.

Operating Income

Operating income increased 2.2% to $2,261 million in the year ended December 31, 2009 from $2,213 million in 2008.  The operating income in 2009 reflected the increase in gross profit (from sales growth and other factors discussed above), as well as reduced selling, general and administrative expenses discussed above.

Alcon United States business segment operating income increased 7.1% to $1,664 million, or 57.1% of sales, in the year ended December 31, 2009 from $1,554 million, or 55.4% of sales, in 2008.  Operating income as a percent of sales improved in 2009 as a result of sales growth and lower operating expenses.

Alcon International business segment operating income increased 2.4% to $1,507 million, or 42.0% of sales, in the year ended December 31, 2009 from $1,472 million, or 42.2% of sales in 2008.  In 2009, the operating income margin declined primarily as a result of the effect of unfavorable differences in foreign currency exchange rates, higher royalty expense and lapping costs of sales force additions.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income decreased 39.5% to $46 million in the year ended December 31, 2009 from $76 million in 2008, primarily as a result of declining short term interest rate yields in 2009.  Interest expense declined 68.6% to $16 million in the year ended December 31, 2009 from $51 million in 2008, resulting from decreased borrowings and lower interest rates.

Other, net, included gains (losses) on investments for the year ended December 31, 2009 and 2008 as follows:

	Years ended December 31,
	2009	2008
	(in millions)
Realized gains (losses) on sale of investments	$(49)	$(12)
Unrealized gains (losses) on investments classified as trading securities	76	(85)
Other-than-temporary impairment on available-for-sale investments	--	(37)
Other	(2)	--

Total	$25	$(134)

Alcon and its subsidiaries invest cash flow generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  The Company's long term liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments with appropriate durations and expected returns.  Despite the significant weighting to cash, the Company does have material exposure to the following investment markets:  fixed income securities, a senior secured bank loans fund and equities.  The realized and unrealized gains and losses on investments in the year ended December 31, 2009 reflect the volatility in the public markets in line with market indices.

Income Taxes

In the year ended December 31, 2009, the Company recognized net income tax expense totaling $306 million compared to income tax expense of $36 million in 2008.  During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company's subsidiary responsible for the Company’s refractive research and manufacturing activities prior to November 2007.  As a result of this agreement, the Company recognized tax benefits in 2008 totaling $236 million related to losses on the value of this investment.

In the year ended December 31, 2009, increased income tax expense included a net increase of $22 million for period items related to audit settlements, advance pricing agreement negotiations, recent case law, the elimination of net operating loss carryforwards, lapses of statutes of limitation and other minor items.  The Company continued to recognize Swiss tax benefits associated with the expansion of the Company’s global administration operations.

The net tax expense for the year ended December 31, 2008 reflected the combined effects of (i) a net reduction of $271 million for period items described below, (ii) product and geographic earnings mix and (iii) the Swiss tax benefits associated with the expansion of the Company's global administration operations.  The reduction for period items includes (i) a reduction of $236 million for losses associated with the Company’s Pre-Filing Agreement with the U.S. Internal Revenue Service related to losses associated with the Company's investment in Summit Autonomous, Inc. described above and (ii) reductions related to the progress on audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.

Net Earnings

Net earnings decreased 2.0% to $2,007 million in the year ended December 31, 2009 from $2,047 million in 2008.  This decrease resulted from increased income taxes in 2009, compared to 2008 which included $271 million of period reductions of income taxes.  This income tax increase was partially offset by 2009 sales growth, disciplined cost management programs and improved financial investment returns.

Year ended December 31, 2008 Compared to Year ended December 31, 2007

Sales

The Company's global sales increased 12.4% to $6,294 million in the year ended December 31, 2008 over 2007.  Of this increase, 2.9% was attributable to favorable exchange rates.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 9.5%, primarily reflecting volume growth during the year ended December 31, 2008.  The 2007 acquisition of a majority interest in WaveLight contributed 1.2 percentage points of sales growth in 2008.

Alcon United States sales increased 5.0% to $2,807 million in the year ended December 31, 2008 from $2,672 million in 2007, including 0.3 percentage points of growth from the WaveLight acquisition.  Our U.S. pharmaceutical sales reflected gains in anti-infection/anti-inflammatory products, glaucoma products and otic products, as well as growth from the launch of Patanase® nasal spray during the second quarter of 2008.  U.S. pharmaceutical sales were negatively impacted by the reinstatement of a U.S. government rebate program in 2008 that had been discontinued in the first quarter 2007, wholesaler purchasing patterns of certain glaucoma products and contraction in most of the prescription markets in which we compete.

In the second half of 2008, third-party data sources confirmed an acceleration in the unit contraction of prescription volume across several of the ophthalmic, otic and nasal products categories in the U.S. market.  At the same time, these same data sources confirmed continued market share growth for ALCON® products in the major products categories, including glaucoma, fluoroquinolone anti-infective, allergy and NSAIDs.  Prescription unit volume for these markets can be impacted by patient compliance trends, prescription refill rates, co-pay amounts and insurance coverage and physician office visit rates for the diagnosis and treatment of chronic and acute eye diseases, all of which may be negatively affected by the economic conditions in the United States.

Surgical sales in the United States benefited from increased sales of AcrySof ® monofocal intraocular lenses and advanced technology intraocular lenses, including AcrySof ® ReSTOR® and AcrySof ® Toric, as well as higher sales of other cataract, vitreoretinal and refractive products.    The increase in refractive products sales resulted from sales subsequent to the WaveLight acquisition in November 2007.  The increase in our U.S. consumer eye care sales primarily resulted from sales growth of Systane® lubricant eye drops and OPTI-FREE® RepleniSH® multi-purpose disinfecting solution.  These gains were partially offset by decreases from discontinuing certain private label consumer products with lower margins.

Alcon International sales increased 19.1% (13.5% in constant currency) to $3,487 million in the year ended December 31, 2008, from $2,927 million in 2007.  The constant currency growth included 1.9 percentage points from the WaveLight acquisition.  The markets in Japan, China, Brazil, Spain and Russia led the sales growth in constant currency.  Pharmaceutical sales outside of the United States grew in all major therapeutic areas.  Growth in surgical sales outside the United States came from AcrySof® intraocular lenses, including monofocal lenses and advanced technology lenses such as  AcrySof® Toric and AcrySof® ReSTOR®, and disposable products associated with both cataract and vitreoretinal procedures.  WaveLight® products and fees drove the increase in sales of refractive products.  Higher sales of Systane® and Tears Naturale® lubricant eye drops and OPTI-FREE® RepleniSH® drove the increase in Alcon International sales of consumer eye care products.

				Foreign	Change in
				Currency	Constant
GLOBAL PRODUCT SALES	2008	2007	Change	Change	Currency	(a)
	(in millions, except percentages)

Infection/inflammation	$882	$814	8.4%
Glaucoma	955	830	15.1
Allergy	463	447	3.6
Otic/nasal	308	262	17.5
Other pharmaceuticals/rebates	(47)	(40)	*

Total Pharmaceutical	2,561	2,313	10.7	2.5%	8.2%

Intraocular lenses	1,073	919	16.7
Cataract/vitreoretinal	1,692	1,529	10.7
Refractive	116	52	123.1

Total Surgical	2,881	2,500	15.3	3.6	11.7

Contact lens disinfectants	469	440	6.6
Artificial tears	272	233	16.7
Other	111	113	(1.8)

Total Consumer Eye Care	852	786	8.4	2.4	6.0

Total Global Sales	$6,294	$5,599	12.4	2.9	9.5

*	Not Meaningful
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

In glaucoma products, combined sales of TRAVATAN®, TRAVATAN Z® and DuoTrav® grew 20.3% for the year ended December 31, 2008 over 2007.  During the year ended December 31, 2008, Azopt® posted an 18.6% sales increase.  Sales growth for our glaucoma products came both from inside and outside the United States with a larger contribution from the international markets.

Despite some contraction in the U.S. market, sales of Vigamox® increased 7.1%, as physicians converted to this fluoroquinolone drug from older anti-infective drugs.  Sales of NEVANAC® grew 41.0% in 2008 due to increased use of NSAIDs after cataract surgery and introduction into additional countries.

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

Despite contraction in the U.S. allergy market, global sales of our leading allergy products, Patanol® and Pataday™, grew 4.1% in the year ended December 31, 2008 over 2007.  U.S. commercial distribution of Pataday™, the only once-a-day ocular prescription allergy medicine, commenced in January 2007.  Pataday™ achieved market share gains in the U.S. ocular allergy market in 2008 despite a less severe allergy season.  All of the increase in sales reflected growth outside the United States.

Sales of otic/nasal products increased 17.5% in the year ended December 31, 2008 over 2007.  U.S. market share gains for CIPRODEX® were responsible for an 11.1% increase in our otic products sales during 2008.  In addition, the initial distribution and U.S. launch of Patanase® began subsequent to its FDA approval in April 2008.

The change in the other pharmaceuticals/rebates line for the year ended December 31, 2008, compared to 2007, included growth in sales of various miscellaneous products and a reduction in sales return provisions.  However, these items were more than offset by an increase in certain U.S. rebate provisions due to volume increases and changes in a U.S. government rebate program.  During the year ended December 31, 2007, we recognized approximately $8 million for reimbursement we received related to rebates under a cancelled rebate program.  We paid the rebates prior to October 2006 under the TRICARE rebate program, which was discontinued.  This rebate program was reinstated for eligible sales beginning in January 2008.

Surgical

Global sales of our surgical products grew 15.3% (11.7% in constant currency) to $2,881 million in the year ended December 31, 2008, compared to 2007.  The 3.6% portion of the increase from foreign exchange reflected the weakening of the U.S. dollar against other currencies and the larger proportion of sales outside the United States.  Higher sales of intraocular lenses, as well as other cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the majority of the growth.  The acquisition of a majority interest in WaveLight in November 2007 expanded sales of our refractive products for the year ended December 31, 2008 and provided 2.5 percentage points of our constant currency growth.

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

Refractive sales rose 123.1% to $116 million for the year ended December 31, 2008 over 2007.  Despite a decline in LADARVision® system technology fees in 2008, refractive sales for the period increased as a result of third-party sales of WaveLight® products and procedure fees, following the acquisition of a majority interest in WaveLight in November 2007.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, grew 8.4% (6.0% in constant currency) to $852 million in the year ended December 31, 2008, compared to the prior year.

Sales of our contact lens disinfectants increased 6.6% in the year ended December 31, 2008, compared to 2007.  Sales growth of our contact lens disinfectants reflected market share gains after a major competitor withdrew one of its leading products from the market during the second quarter of 2007.  The withdrawal created a surge in demand for alternate products.  Since the competitor’s recall our OPTI-FREE® RepleniSH® lens disinfectant has continued to gain market share.  We continued to introduce OPTI-FREE® RepleniSH® in additional international markets.

Sales of our artificial tears products grew 16.7% over 2007.  Higher sales of our Systane® products accounted for most of the growth.  More than half of the sales growth for Systane® came from international markets reflecting the introduction of the product in additional markets, as well as continued growth in existing markets.  In July 2008, we launched Systane® Ultra in the United States.  Higher sales of Tears Naturale® in international markets provided the remaining growth.

Gross Profit

Gross profit increased 14.8% to $4,822 million in the year ended December 31, 2008 from $4,201 million in 2007.  Gross profit increased as a percent of sales to 76.6% in the year ended December 31, 2008 from 75.0% in 2007.  Part of this increase is due to $24 million of losses in 2007 related to the impairment discussed in note 6 to the condensed consolidated financial statements.  Other factors that contributed to the gross margin improvement were the favorable impact of manufacturing efficiencies, temporary effect of devaluation of many foreign currencies against the U.S. dollar during the fourth quarter 2008 and in-line product and geographic sales mix.  Those positive factors were partially offset by the integration of WaveLight's operations and products into Alcon's sales mix and by rebate variations related to certain government programs.

Operating Expenses

Selling, general and administrative expenses increased 15.8% to $1,961 million in the year ended December 31, 2008 from $1,694 million in 2007.  Selling, general and administrative expense as a percentage of sales increased to 31.1% in 2008 from 30.2% in 2007, primarily due to costs for start-up of the new shared service center in Fribourg, Switzerland; investment in additional sales force staffing in the United States, Japan, certain western European countries and emerging markets to support new product launches and/or increased direct selling share-of-voice competitiveness; and the integration and operating expenses of WaveLight.  This was offset slightly by $12 million of gains from the damages settlement mentioned earlier.

Research and development expenses increased 9.8% to $619 million (or 9.8% of sales) in the year ended December 31, 2008 from $564 million (or 10.1% of sales) in 2007.  The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines.  Because research and development expenses were predominantly incurred in U.S. dollars, they grew slower than sales in 2008, as foreign exchange fluctuations had a greater impact on sales than on these expenses.

In process research and development of $9 million in the year ended December 31, 2007 represented the allocation of a portion of the purchase price for our majority interest in WaveLight to projects in progress at the acquisition date.  The allocation is discussed further in note 19 to the consolidated financial statements.  These costs were expensed at the acquisition date.

Amortization of intangibles decreased to $29 million in the year ended December 31, 2008, from $51 million in 2007.  Amortization in 2007 included impairment losses of $9 million, discussed in note 6 to the condensed consolidated financial statements.  In addition, certain paid-up licenses became fully amortized in 2008 and 2007, reducing amortization expense.

Operating Income

Operating income increased 17.5% to $2,213 million in the year ended December 31, 2008 from $1,883 million in 2007.  This increase in 2008 reflected (i) increased sales volume and favorable foreign exchange rates in 2008 and (ii) in 2007, charges of $33 million related to the impairment and $9 million for in process research and development.  In addition, operating expenses grew at a slower pace than sales.

Alcon United States business segment operating income increased 4.5% to $1,554 million, or 55.4% of sales, in the year ended December 31, 2008 from $1,487 million, or 55.7% of sales, in 2007.  Operating income as a percent of sales decreased slightly in 2008 as a result of sales force additions to support new product launches and strengthen our direct selling brand-building initiatives.  The sales volume gains from these sales force additions were offset by contracting pharmaceutical markets for some of our key brand products.  Other selling, general and administrative expenses also rose at a faster rate than U.S. sales growth, while amortization expense declined in the United States.

Alcon International business segment operating income increased 21.8% to $1,472 million, or 42.2% of sales, in the year ended December 31, 2008 from $1,209 million, or 41.3% of sales in 2007.  In 2008, the operating income margin increased slightly although it reflected the addition of WaveLight, expansion of direct selling force to support pharmaceutical product launches and direct selling brand-building initiatives in Japan, selected markets in western Europe and emerging markets, and increases in provisions for uncollectible customer accounts.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.  In 2007, general corporate expenses included $33 million of losses related to impairment.

Interest and Other Income (Expenses)

Interest income increased 10.1% to $76 million in the year ended December 31, 2008 from $69 million in 2007, primarily as a result of increased cash and cash equivalents balances, partially offset by lower short term interest rates in 2008.  Interest expense rose 2.0% to $51 million in the year ended December 31, 2008 from $50 million in 2007, resulting from increased borrowings, slightly offset by decreased interest rates.

Other, net, included gains (losses) on investments for the year ended December 31, 2008 and 2007 as follows:

	Years ended December 31,
	2008	2007
	(in millions)
Realized gains (losses) on sale of investments	$(12)	$32
Unrealized gains (losses) on investments classified as trading securities	(85)	(15)
Other-than-temporary impairment on available-for-sale investments	(37)	--
Other	--	(1)

Total	$(134)	$16

Alcon and its subsidiaries invest cash flow generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  The Company's long term liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments with appropriate durations and expected returns.  Despite the significant weighting to cash, at December 31, 2008, the Company had material exposure to the following investment markets:  fixed income securities, absolute return funds, a senior secured bank loans fund, equities and real estate investment trusts.  The realized and unrealized losses on investments in the year ended December 31, 2008 reflected the downward pressure in the public markets in line with market indices.

Income Taxes

In the year ended December 31, 2008, the Company recognized net income tax expense totaling $36 million compared to income tax expense of $343 million in 2007.  During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company's subsidiary responsible for the Company’s refractive research and manufacturing activities prior to November 2007.  As a result of this agreement, the Company recognized tax benefits totaling $236 million related to losses on the value of this investment.

The net tax expense for the year ended December 31, 2008 reflect the combined effects of (i) a net reduction of $271 million for period items described below, (ii) product and geographic earnings mix, (iii) the extension of the research and development credit passed at the end of 2008 and (iv) the Swiss tax benefits associated with the expansion of the Company's global administration operations.  The reduction for period items includes (i) a reduction of $236 million for losses associated with the Company’s Pre-Filing Agreement with the U.S. Internal Revenue Service related to losses associated with the Company's investment in Summit Autonomous, Inc. described above and (ii) reductions related to the progress on audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.

In the year ended December 31, 2007, income tax expense reflected a net reduction of $11 million for (i) period items related to audit settlements, advance pricing agreement negotiations, lapses of statutes of limitation and other minor items totaling $61 million and (ii) a provision of $50 million for withholding taxes on an intercompany dividend.  In addition, the 2007 income taxes expense reflected the reversal of deferred tax liabilities at U.S. tax rates caused by the impairment losses taken in the first quarter of 2007.

Net Earnings

Net earnings increased 29.0% to $2,047 million in the year ended December 31, 2008 from $1,586 million in 2007.  This increase resulted from 2008 sales growth, foreign exchange-driven gross margin improvements, a $15 million damages settlement and income tax benefits (including $271 million for period benefits), partially offset by losses on investments in 2008.  The 2007 after-tax charges of $21 million related to impairment and $9 million for in process research and development also added to the increase.

Sales by Quarter

The following table sets forth our sales by quarter for the last three years.

	Unaudited
	2009	2008	2007
	(in millions)

First	$1,493	$1,536	$1,323
Second	1,677	1,736	1,471
Third	1,614	1,524	1,336
Fourth	1,715	1,498	1,469

Total	$6,499	$6,294	$5,599

Our quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At December 31, 2009, the Company reported cash and cash equivalents of $3,007 million, total short term borrowings and debt of $663 million and consolidated shareholders' equity of $5,905 million.  As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

The Company continued to generate significant cash flow from operations in 2009 and used $492 million to repay short term debt.  In addition, the Company used $1,048 million to pay dividends on common shares and $7 million to purchase treasury shares, as discussed below.  Operating cash flow also provided an increase of $558 million in cash and cash equivalents at December 31, 2009 over the prior year.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At December 31, 2009, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $44 million and short term investments of $245 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

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

Cash Flows

During the year ended December 31, 2009, the Company generated operating cash flow of $2,416 million, compared to $2,032 million in 2008.  The increase primarily reflected the Company's working capital management and realization of deferred tax benefits.

A portion of the operating cash flow was used for payment of dividends on common shares, the purchase of Alcon common shares, the repayment of short term borrowings and capital expenditures, including improvements and upgrades to our manufacturing plants and certain other facilities.

Financing Activities

During the year ended December 31, 2009, short term borrowings decreased by $452 million.  Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares, to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2012.  To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings.  Through December 31, 2009, we cumulatively have purchased approximately 25.4 million Alcon common shares (including approximately 75,000 shares in 2009) for $2,707 million (including $7 million in 2009).

In December 2008, as a result of the agreement between Nestlé S.A. and Novartis AG discussed in note 17 to the consolidated financial statements, the Company discontinued the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company continues to acquire shares withheld from employees’ exercises of share-based awards to cover their taxes.

On May 5, 2009, Alcon’s shareholders approved a proposal by our board of directors to cancel 1,043,400 Alcon common shares that were purchased as treasury shares and to reduce Alcon’s share capital by a corresponding amount.  After the fulfillment of certain formal Swiss requirements, the cancellation became effective in August 2009.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2006 and 2005, as well as for share-based awards granted after December 31, 2007.  In February 2009, approximately 1.2 million share-settled stock appreciation rights and over 150,000 stock options granted to employees in 2006 became exercisable.  During 2009, approximately 1 million options were exercised, providing proceeds of $55 million to the Company.

On February 12, 2010, approximately 1.3 million employee share-settled stock appreciation rights and approximately 168,000 employee stock options became exercisable.  The exercise price applicable to these instruments was $130.56 per share.

In May 2009, we paid our shareholders cash dividends of $1,048 million (CHF 3.95 per common share, or approximately $3.50 per common share).  This total excluded less than $1 million of dividends that subsequently will be paid in shares upon withdrawal of Alcon common shares from the Alcon Executive Deferred Compensation Plan (discussed in note 14 to the consolidated financial statements).

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders.  Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders.  On February 10, 2010, Alcon's board of directors voted to propose to shareholders payment of a dividend of CHF 3.95 per common share, or approximately $3.69 per common share at the exchange rate in effect on February 10, 2010.  If the proposed dividend is approved by the shareholders at their annual general meeting on May 20, 2010, we expect that such dividend will be paid on or about June 9, 2010.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2009 and 2008 was $390 million and $365 million, respectively.  Sales and maturities of investments provided cash from investing activities to a greater extent in 2009 than in 2008, as certain adjustments were made in the investment portfolio.  Capital expenditures increased in 2009, when compared to 2008.  Our capital expenditures were made principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.

In 2009, we broke ground to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia.  We plan for the 331,000 square foot facility to be fully functional in 2012.

In September 2009, we acquired the Swiss biotechnology firm ESBATech AG.  We believe this acquisition provides a sustainable platform of biologic development utilizing antibody fragment technology particularly suited to treat ocular diseases.  Note 19 to the consolidated financial statements provides more information on this acquisition.

In October 2009, the German requirements were met to complete the acquisition of the outstanding minority shares of WaveLight AG and the listing of such shares was terminated.  As a result, WaveLight AG became wholly owned by the Company.  Seventy-nine shareholders have filed applications for appraisal proceedings against the Company relative to the cash compensation offered in the Domination Agreement.  A defense writ was filed on November 13, 2009.

Our annual capital expenditures over the last three years were $342 million in 2009, $302 million in 2008 and $227 million in 2007, principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.  In 2009, capital expenditures were made to add manufacturing capacity and upgrades to our Fort Worth, Texas, Puurs, Belgium, Barcelona, Spain, and Cork, Ireland, manufacturing facilities and to initiate construction of a new manufacturing plant in Singapore.  Capital expenditures were also made to upgrade our research and development facilities and administrative facilities in Fort Worth.  We had capital expenditure commitments of $96 million at December 31, 2009.  We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

During 2009, we sold portions of our investments receiving proceeds of $1,362 million, while also investing $1,261 million.  Total investments (short term and long term) were included in the consolidated balance sheets at a fair value of $552 million as of December 31, 2009, as compared with $588 million as of December 31, 2008.  These investments were primarily denominated in U.S. dollars.  The Company has invested in a combination of debt, equity and other investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters.  More information on our investments is provided in notes 4 and 5 to the consolidated financial statements.

Contractual Obligations

	Payments Due by Period
		1 Year	2-3	4-5	More than
	Total	or Less	Years	Years	5 Years
	(in millions)
Long term debt	$56	$--	$56	$--	$--
Operating leases	239	61	86	40	52
Purchase obligations	68	26	28	11	3
Income tax liabilities	76	19	57	--	--
Other long term liabilities	649	34	75	83	457
Total contractual obligations	$1,088	$140	$302	$134	$512

The payments in this table do not reflect the acceleration of pension obligations, long term debt and other liabilities that would result in the event of a change of control.

During the year ended December 31, 2009, we increased net unrecognized tax benefits by $46 million, resulting in net unrecognized tax benefits of $76 million at December 31, 2009.  Total unrecognized tax benefits for which payments were expected within one year were $19 million.  A reasonably reliable estimate of the timing of future payments relating to noncurrent unrecognized tax benefits could not be determined.

Additional information about the amounts included in the above table was provided in notes 5, 9, 10, 13, 14, 16, 18 and 19 to the consolidated financial statements.

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

We acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to such third party contingent upon the occurrence of certain future events linked to the success of the asset in development.  Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency).  If required by the arrangement, we may have to make royalty payments based upon a predetermined percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing such product is obtained.  Because of the contingent nature of these payments, except for contingent payments recorded in business acquisitions, they are not included in the table of contractual obligations.

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

Credit and Commercial Paper Facilities

As of December 31, 2009, Alcon and its subsidiaries had credit and commercial paper facilities totaling approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility.  As of December 31, 2009, $286 million of the commercial paper was outstanding at an average interest rate of 0.1% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances.  In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($55 million) maturing in 2011, arranged by ABN AMRO for our subsidiary in Japan.  Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained.  We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction.  The total of these fees paid to Nestlé for the years ended December 31, 2009, 2008 and 2007 were less than $1 million in each year.  The loan contains a provision that may accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $220 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2009, $7 million was outstanding under these credit facilities.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $732 million under which there was an aggregate outstanding balance of $314 million at December 31, 2009.  These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits:  Citibank ($315 million); Mizuho Bank ($92 million); Mitsui-Sumitomo Bank ($92 million); and Bank of Tokyo – Mitsubishi UFJ ($60 million).  Most of the credit facilities with Nestlé and third parties have terms of less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 2.7% at December 31, 2009.

Valuation of Financial Instruments

The Fair Value Measurements and Disclosures Topic of the ASC defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds primarily in liquid, short term high-quality fixed income investments or equity securities.  The investments are held at a global custodian and priced using the custodian’s pricing matrix, which primarily includes broker/dealer quotes in active markets.  The pricing on these securities has not been adjusted by the Company.  We have reviewed our global custodian's pricing source hierarchy, which details the preferred pricing source and method for each asset class.  Due to the nature of the pricing sources, the Company has classified these investments as either Level 1 or Level 2.

As indicated in note 5 to the consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment managers.  These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements.

As discussed in notes 5 and 19 to the consolidated financial statements, the Company acquired ESBATech AG during 2009.  In connection with the acquisition, the Company agreed to potential contingent payments, with an estimated fair value of $71 million, upon the achievement of certain future research and development milestones.  These contingent liability payments were classified as Level 3 under the fair value hierarchy and were valued using discounted probability weighted cash flow models.  The probabilities assigned to the payment terms ranged from 5% to 39%.  An increase of 10 percentage points in the probability assumptions would result in an increase in the estimated value of approximately $30 million.

The Company’s financial assets and liabilities presented at fair value and categorized as Level 3 as of December 31, 2009 and 2008 were summarized in the table presented below:

	December 31,	December 31,
	2009	2008
	(in millions)

Level 3 assets	$22	$261

Total assets	$8,686	$7,551

Total financial assets measured at fair value	$559	$599

Level 3 assets as a percent of total assets	Less than 1%	3%
Level 3 assets as a percent of total financial assets measured at
fair value	4%	43%

Level 3 liabilities	$71	$--

Total liabilities	$2,781	$2,860

Total financial liabilities measured at fair value	$736	$1,126

Level 3 liabilities as a percent of total liabilities	3%	--%
Level 3 liabilities as a percent of total financial liabilities measured
at fair value	10%	--%

For a further discussion regarding the measurement of financial instruments, see note 5 to the consolidated financial statements.

Market Risk

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks.  At December 31, 2009, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 16% of the outstanding balance of our gross accounts receivable; however, no single customer accounted for more than 10% of the Company's consolidated sales in the year ended December 31, 2009.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 23 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

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

New Accounting Standards

In September 2009, the FASB issued Accounting Standards Update No. 2009-13, "Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force."  This update provides amendments to ASC Topic 605, "Revenue Recognition" for the measurement of revenue under multiple-deliverable revenue arrangements.  The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The Company has begun to review this update and has not yet determined the impact, if any, of its adoption on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements."  This update provides amendments to ASC Topic 820-10, "Fair Value Measurements and Disclosures" by requiring additional disclosures regarding financial instruments.  The update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company does not expect this update to have a significant impact on the Company's consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Below is information with respect to our current directors and officers and their ages as of March 1, 2010.  Unless otherwise indicated, the business address of all of our directors and officers is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland.

Name	Age	Title

Cary R. Rayment	62	Non-Executive Chairman and Director
Kevin J. Buehler	52	President, Chief Executive Officer and Director
Dr. Werner J. Bauer	59	Director
Paul Bulcke	55	Director
Francisco Castañer	65	Vice Chairman and Director
Lodewijk J.R. de Vink	65	Director
Joan W. Miller, M.D.	51	Director
Thomas G. Plaskett	66	Director
James Singh	63	Director
Daniel Vasella, M.D.	56	Director
Hermann A. Wirz	62	Director
Stefan Basler	55	Attorney-in-Fact (Prokurist)
Joanne Beck	52	General Manager (Direktor)
Richard J. Croarkin	55	Senior Vice President, Finance and Chief Financial Officer
Martin Schneider	50	Attorney-in-Fact (Prokurist)
Elaine E. Whitbeck	55	General Counsel and Corporate Secretary

Gerhard N. Mayr did not stand for reelection to our board of directors at the annual general meeting held on May 5, 2009.

On January 8, 2009, Cary Rayment announced his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009.  Alcon entered into a service agreement with Mr. Rayment commencing April 1, 2009 under which he continues to serve as a director and the non-executive chairman of the board.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009.  At the annual general meeting held on May 5, 2009, the shareholders elected Mr. Buehler as a board member.

Directors

Cary R. Rayment.  Mr. Rayment is the non-executive chairman of the board for Alcon, Inc.  He was appointed to the position of chairman on May 3, 2005.  Following his retirement as President and Chief Executive Officer April 1, 2009, he continues to serve in the role as non-executive chairman.   He also served as Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. from October 1, 2004 to March 31, 2009.  Prior to these promotions, Mr. Rayment served as Senior Vice President, Alcon United States from 2001 to 2004 (adding responsibility for Alcon Japan in 2004); Vice President and General Manager, Surgical, and Area Vice President Japan in 2000; Vice President, International Marketing & Area Vice President Japan from 1997-1999; Vice President and General Manager, Managed Care in 1996; Vice President and General Manager, U.S. Surgical Products from 1991-1995; and Vice President Marketing, Surgical Products from 1989-1990.  Mr. Rayment joined Alcon in 1989, following the acquisition of CooperVision, Inc. where his position had been Vice President of Marketing.

Kevin J. Buehler.  Mr. Buehler was appointed President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009 and elected as a member of the board on May 5, 2009.  He served as Senior Vice President, Global Markets and Chief Marketing Officer of Alcon Laboratories, Inc. from January 1, 2007 to March 31, 2009.  He served as Senior Vice President, Alcon United States and Chief Marketing Officer from February 2006 through December 2006.  From 2004 to 2006, he was Senior Vice President, Alcon United States.  From 2002 to 2004, Mr. Buehler was International Area Vice President with responsibility for the Company’s operations in Latin America, Canada, Australia and the Far East.  In 1999, he led the U.S. Consumer Products Division as Vice President and

General Manager and in 1998 was promoted to a Vice President position.  In 1996, after holding a series of sales management positions with increasing responsibility in the U.S. Consumer Products Division, Mr. Buehler expanded his experience into the pharmaceutical and surgical business areas, leading the Company’s U.S. Managed Care and Falcon Generic Pharmaceutical groups.  Mr. Buehler joined the Company in 1984.

Dr. Werner J. Bauer.  Dr. Bauer joined the Alcon, Inc. board in March 2002 and has served as Executive Vice President, Technical, Production, Environment and R&D of Nestlé since May 2002.  In February 2007, he was appointed Chief Technology Officer, Head of Innovation, Technology, R&D.  Dr. Bauer began his career with Nestlé in 1990 as Head of Nestlé Research Center in Lausanne, Switzerland. In 1996, he became Head of R&D worldwide. In 1998, he moved to South Africa as Technical Manager for Nestlé South and East Africa and in 2000 he took over the position of Managing Director, Nestlé South and East Africa.  Dr. Bauer is Chairman and a director of Sofinol S.A. and Chairman and a director of Life Ventures S.A. and Nutrition-Wellness Venture AG.  Dr. Bauer also serves as a director of L'Oréal S.A. and Uprona (Canada) Ltd.  He is a member of the Supervisory Board of Cereal Partners Worldwide (CPW) and Chairman of the Supervisory Board of Nestlé Deutschland AG.  Dr. Bauer is a member of the Board of Trustees of the Bertelsmann Foundation, Germany, a board member of the Swiss Society of Chemical Industries, Switzerland, and a member of the Bertelsmann Verwaltungs Gesellschaft (BVG), Germany.

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

Francisco Castañer.  Mr. Castañer joined the Alcon, Inc. board in July 2001.  He served as Executive Vice President, Pharmaceutical and Cosmetic Products, Liaison with L'Oréal S.A., Human Resources and Corporate Affairs of Nestlé from 1997 to 2009.  In 1987, Mr. Castañer was named Managing Director and in 1991 Vice President of the Board of Nestlé España S.A., holding this position until his transfer to Switzerland and his promotion to Executive Vice President of Nestlé in June 1997.  Prior to 1987, Mr. Castañer was employed by Nestlé in various capacities both in Switzerland and in Spain.  Mr. Castañer began his career with Nestlé in the Market Research Department of Nestlé España S.A. in 1964.  Mr. Castañer continues to represent Nestlé S.A. as a director on the boards of Galderma Pharma S.A. and L'Oréal S.A.

Lodewijk J.R. de Vink.  Mr. de Vink joined the Alcon, Inc. board in March 2002.  Mr. de Vink has served as Founding Partner of Blackstone Health Care Partners since April 2003.  Prior to that, he was Chairman, International Health Care Partners from November 2002 to 2003, and Chairman, Global Health Care Partners, Credit Suisse First Boston, from November 2000 to September 2002.  Mr. de Vink was formerly Chairman, President and CEO of Warner-Lambert Company.  He joined Warner-Lambert as President of International Operations in 1988, was elected President in 1991, and then Chairman and CEO in May 1999.  Before Warner-Lambert, Mr. de Vink spent twenty years at Schering-Plough where he held many international assignments, leaving there as President of Schering International.  Mr. de Vink is a member of the board of directors of Roche Holding AG and Flamel Technologies S.A.  Mr. de Vink is also a member of the European Advisory Council, Rothschild & Cie, as well as a member of Sotheby’s International Advisory Board.

Joan W. Miller, M.D.  Dr. Miller joined the Alcon Inc. board in May 2009.  Dr. Miller is Chief and Chair of Ophthalmology and Henry Willard Williams Professor of Ophthalmology at the Massachusetts Eye and Ear Infirmary and Harvard Medical School.  Dr. Miller’s research interests are focused on ocular neovascularization, particularly as it relates to macular degeneration and diabetic retinopathy, including the role of growth factors, the development of antiangiogenic therapy, and photodynamic therapy.  Dr. Miller has received numerous awards, including the Rosenthal Award of the Macula Society, the Retina Research Award from the Club Jules Gonin and the Alcon Research Institute Award.  Dr. Miller’s professional affiliations include American Academy of Ophthalmology, Association for Research in Vision and Ophthalmology, Inc. (ARVO), and the New England Ophthalmological Society (NEOS).

Thomas G. Plaskett.  Mr. Plaskett joined the Alcon, Inc. board in May 2003.  In September 2003, the board affirmed Mr. Plaskett as the "audit committee financial expert."  Since 1991, Mr. Plaskett has served as Chairman of Fox Run Capital Associates, a private consulting firm, focusing on financial advisory and consulting services for emerging companies. Previously, he was Chairman, President and Chief Executive Officer of Pan Am Corporation from 1988 to 1991, and President and Chief Executive Officer of Continental Airlines from 1986 to 1987.  Also, during the period from 1974 to 1986, he held several senior management positions at American Airlines and AMR Corporation, including Senior Vice President of Marketing and Senior Vice President of Finance and Chief Financial Officer.  He also was Vice-Chairman of Legend Airlines from 1996 to 2000.  Mr. Plaskett is a director of Novell Corporation; director of RadioShack Corporation; director of Signet Jewelers, Ltd.; and a director of several privately held companies.

James Singh. Mr. Singh joined the Alcon, Inc. board in July 2008.  He has served as Executive Vice President and Chief Financial Officer of Nestlé S.A. since January 2008.  He began his career in 1977 as a financial analyst for Nestlé Canada.  From 1980 to 1995, he held various positions relating to finance and treasury in Nestlé Canada.  Between 1995 and 2000, he was Executive Vice President and Chief Financial Officer of Nestlé Canada.  Between 2000 and 2008, he was Senior Vice President, Acquisitions and Business Development of Nestlé S.A. during which period he was, amongst others, involved in Alcon's IPO in 2002.

Daniel Vasella, M.D.  Dr. Vasella joined the Alcon, Inc. board in July 2008.  He served 14 years as Chief Executive Officer and 11 years as Chairman and Chief Executive Officer of Novartis AG.  The board of directors of Novartis accepted Dr. Vasella's proposal to complete the Chief Executive Officer succession process by appointing Joe Jimenez as Novartis's new Chief Executive Officer as of February 1, 2010.  Dr. Vasella will continue in his role as Chairman of the Board of Novartis concentrating on strategic priorities.  After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the United States in 1988.  From 1993 to 1995, Dr. Vasella advanced from Head of Corporate Marketing to Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd.  In 1995 and 1996, Dr. Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd.  Dr. Vasella is a member of the board of directors of PepsiCo, Inc., United States.

Hermann A. Wirz.  Mr. Wirz joined the Alcon, Inc. board in May 2009.  Mr. Wirz began his career in 1968 in financial and management accounting for Electrical Company Lucerne Switzerland.  From 1969 through 1971, he held a management accounting position for Shell Switzerland.  He joined Nestlé in 1972 and worked in industrial accounting and budgeting functions for Nestlé England, Spain and Venezuela.  He subsequently was appointed Manager Operational Control Latin America for Nestec Switzerland in 1980 and in 1984 was promoted to Director of Finance & Control for Nestlé Peru, and for Nestlé Venezuela in 1989.  Mr. Wirz was appointed Executive Vice President and Chief Financial Officer of Nestlé Mexico in 1995 and served in that position through 2000.  In 2001, he was appointed Chief Accounting Officer (Senior Vice President as Head of Group Accounting and Reporting) for Nestlé S.A., Switzerland.  He was a member of the Swiss Chamber of Commerce in Peru, Venezuela and Mexico and also a member of the Admission Board of the Swiss Stock Exchange.  Since August 2009, he is a member of the board of directors of the Swiss Stock Exchange (SIX).

Under the terms of the Shareholders Agreement (as defined in Item 7.B. "Related Party Transactions") that Nestlé entered into with Novartis in 2008 in connection with Nestlé's sale of a minority stake in Alcon of slightly less than 25% of Alcon, Inc. common shares to Novartis, the parties agreed to use their reasonable best efforts to cause the number of our board of directors to be ten; subject to election and the due qualification of such individuals as directors, our board of directors shall be comprised of (A) one individual designated by Novartis, (B) five individuals designated by Nestlé, (C) three individuals nominated by the Nominating/Corporate Governance Committee that qualify as independent directors and who are not Novartis or Nestlé designees and (D) the Chief Executive Officer of Alcon, Inc.  If a Nestlé-nominated director resigns from office, Nestlé will have the right to nominate a replacement director.  If a Novartis-nominated director resigns from office, Novartis will have the right to nominate a replacement director.  Any vacancies among our independent directors will be filled by another independent person who will be nominated by the full board of directors.  On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.  Under the terms of the Shareholders Agreement, the parties agreed to use their reasonable best efforts to cause the five individuals designated by Nestlé

to resign from office and to have five replacement directors nominated by Novartis elected by an extraordinary or an annual general meeting of shareholders of the Company.

Effective April 1, 2009, the board of directors designated Kevin Buehler President and Chief Executive Officer of Alcon and proposed his election to the board of directors.  At the annual general meeting held on May 5, 2009, the shareholders elected Mr. Buehler to the board of directors.  With Mr. Buehler’s election, our board of directors expanded from ten to eleven members.

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

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. and their ages as of March 1, 2010.  Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Age	Title

Kevin J. Buehler	52	Chairman, President and Chief Executive Officer
Richard J. Croarkin	55	Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer
William K. Barton	56	Senior Vice President, International Markets
Sabri Markabi, M.D.	51	Senior Vice President, Research & Development and Chief Medical Officer
Merrick McCracken	47	Senior Vice President, Human Resources
Ed McGough	49	Senior Vice President, Global Manufacturing and Technical Operations
Elaine E. Whitbeck	55	Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary

On January 8, 2009, Cary Rayment announced his retirement as Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. effective March 31, 2009.  On the same day, Kevin Buehler was named Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. effective April 1, 2009.

Kevin J. Buehler.  See "-Directors" above.

Richard J. Croarkin.  Mr. Croarkin was named Senior Vice President, Finance and Chief Financial Officer of Alcon, Inc. and Alcon Laboratories, Inc. effective August 1, 2007.  His global responsibilities include management of all financial functions for the Company as well as Information Technology, Investor Relations, Business Development and coordination of the development and execution of corporate strategy.  Mr. Croarkin also served on the WaveLight AG supervisory board from March 2008 to August 2009.

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

William K. Barton.  Mr. Barton was named Senior Vice President, International Markets of Alcon Laboratories, Inc., effective April 1, 2009.  In this role, Mr. Barton is responsible for the management of International Markets and the Global Marketing Committee.  Mr. Barton joined Alcon in 1989 (following the acquisition of CooperVision) as Group Product Director, Marketing, Surgical Products.  Since that time, he has held positions of increasing responsibility in all divisions including Vice President of Marketing for Surgical from 1991 to 1995, Vice President of Marketing in Pharmaceutical from 1996 to 1998, and Vice President of Sales for Primary Care from 1999 to 2000.  In 2001, he returned to the Surgical Division as Vice President and General Manager.  He gained international experience from 2004 to 2007 as Vice President/Area President of Canada, Australia and Far East.  Most recently he served as Vice President/Area President of U.S. and Global Marketing, a position he has held since 2007.

Mr. Barton began his career in ophthalmology in 1978 and worked for Allergan Pharmaceuticals, Syntex Ophthalmics and CooperVision, which was later acquired by Alcon.

Sabri Markabi, M.D.  Dr. Markabi joined Alcon Laboratories, Inc. as Senior Vice President of Research and Development on March 27, 2008 and was further appointed Chief Medical Officer of Alcon Laboratories, Inc. on July 1, 2008.  He served as a staff neurologist on the faculty of the University Hospital in Tours, France.  In 1991, he joined CIBA-GEIGY and assumed positions of increasing responsibilities in France, Switzerland, and most recently, New Jersey.  In 2004 he was appointed Vice President, Global Head of Development for the Ophthalmic Business Unit of Novartis AG, where he oversaw the Development organization including research and development strategy, experimental medicine, clinical development and regulatory affairs.

Merrick McCracken. Mr. McCracken joined Alcon Laboratories, Inc. as Senior Vice President, Human Resources on January 18, 2010.  Mr. McCracken will lead Alcon’s global Human Resources organization and will be responsible for the development and implementation of human resources (″HR″) strategies, processes and solutions in support of the Alcon business.  He will play a central role in advancing efforts and initiatives in alignment with Alcon’s Global Strategic Priority of Organizational Development, Organizational Capability Review and Performance Management and will oversee Alcon’s HR Global Operations functions and HR Centers of Expertise departments.

Mr. McCracken joins Alcon from Wyeth where he held several senior-level HR leadership roles, most recently serving as VP HR, Global Manufacturing, overseeing HR for 18,000 employees across 30 sites in 16 countries.  Other roles while with Wyeth include VP, Corporate HR, Talent Management & Leadership Development, VP HR North America, VP HR, Europe/Middle East/Africa and VP HR Intercontinental Region.  Prior to Wyeth, Merrick was with Bristol-Myers Squibb for 11 years, during which time he held various HR leadership roles in Research & Development and International Commercial Operations.  He began his career in 1987 in the airline industry with Nationair Canada.

Ed McGough.  Mr. McGough was appointed Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. in January 2008.  In this position, Mr. McGough has responsibility for global manufacturing operations, global quality assurance and compliance, various supply chain functions including U.S. Customer Service and Distribution, Corporate Engineering, Safety and Environmental Affairs, the Operational Excellence group and Global Purchasing.  He joined Alcon in 1991 as Manager, Quality Assurance and Regulatory Affairs at Alcon's precision device facility in Sinking Spring, Pennsylvania.  Since that time, Mr. McGough has gained leadership experience through positions of increasing responsibility across manufacturing, including senior managerial roles at our Puerto Rico, Houston and Fort Worth facilities.  Additionally, Mr. McGough has had global responsibility for the Company's pharmaceutical manufacturing operations.

Elaine E. Whitbeck.  Ms. Whitbeck has served as Corporate Secretary and General Counsel of Alcon, Inc. since February 18, 2003.  Ms. Whitbeck is Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary for Alcon Laboratories, Inc. and its affiliates.  Ms. Whitbeck has been with the Company for over 24 years.  Ms. Whitbeck is responsible for all legal matters of the Company.  Prior to joining the Company, Ms.

Whitbeck was the Director of Legal Operations and Shareholder Services for Mary Kay Cosmetics, Inc.  Prior to joining Mary Kay Cosmetics, Inc., Ms. Whitbeck was a trial attorney with the Dallas law firm of Vial, Hamilton, Koch & Knox.  Ms. Whitbeck was a board member of WaveLight AG, Prevent Blindness America-Texas Chapter and the Lena Pope Home (child protection and adoption) and currently serves on the board of ORBIS INTERNATIONAL (the "Flying Eye Hospital").

B.	COMPENSATION

We provide our board of directors with compensation and benefits that will attract and retain qualified directors.  In 2009, all members of our board of directors, except for our President and Chief Executive Officer, received an annual cash retainer of $85,000 with an additional $15,000 for the audit committee chairperson and an additional $10,000 for each chairperson of the compensation, nominating/corporate governance and independent director committees.  We refer to a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director.  In accordance with the service contract discussed below, Mr. Rayment also received additional cash compensation of $217,500 for serving as non-executive chairman of our board.

In 2009, the numbers of share-settled stock appreciation rights ("SSARs") and restricted share units awarded to non-employee directors were determined by multiplying $125,000 by 50% for SSARs and by 50% for restricted share units.  The 50% portion for SSARs was divided by the expected Black-Scholes value of an option to purchase one common share on the date of grant.  The 50% portion for restricted share units was determined using the discounted value of one common share on the date of grant.  Each of the non-employee directors was awarded 3,150 SSARs and 700 restricted share units in 2009.  In 2010, we expect to award our non-employee directors with 100% restricted share units.  In the fiscal years ended December 31, 2009, 2008 and 2007, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above and, with respect to Mr. Rayment and Mr. Buehler, as noted below.

We have service contracts with two of our directors.  Alcon entered into a service agreement with Cary Rayment commencing April 1, 2009 under which he continues to serve as a director and the non-executive chairman of the board after his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009.  Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. and Alcon Laboratories, Inc. effective April 1, 2009 and has an employment agreement with Alcon Laboratories, Inc.  Additional information pertaining to these agreements has been provided under Item 10.C, "Material Contracts," of this annual report.  In addition, Timothy R.G. Sear, our former Chairman and Chief Executive Officer, will continue to be provided an office by the Company through May 2010.

During 2009, the executive officers received a combination of SSARs, restricted share units and performance share units from Alcon, Inc. as indicated in this Compensation section.  In 2010, we expect to grant our executive officers 100% restricted share units.

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2009, 2008 and 2007 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

					Long Term Compensation
	Annual Compensation				Awards
							Per-
					Restricted	Securities	formance	All
				Other	Share	Under-	Share	Other
				Compensa-	Unit	lying	Unit	Compensa-
		Salary	Bonus	tion	Awards	SSARs	Awards	tion
Name	Year	($)	($) (1)	($) (2)	($) (3)	(#) (4)	(#) (5)	($) (6)

Cary R. Rayment(7)	2009	320,000	1,800,000	15,398	--	--	--	1,632,311
	2008	1,250,000	1,375,000	41,650	2,025,872	100,621	13,731	187,743
	2007	1,083,333	1,250,000	44,020	2,074,076	125,211	--	361,166

Kevin J. Buehler	2009	866,250	460,000	30,500	1,269,250	131,857	14,574	328,170
	2008	570,833	390,000	31,580	446,751	22,191	3,028	(123,447)
	2007	485,833	275,000	30,500	469,624	28,350	--	129,974

Richard J. Croarkin (8)	2009	585,000	430,000	20,641	470,896	48,919	5,407	144,044
	2008	550,000	170,000	21,580	383,014	19,021	2,596	64,822
	2007	208,333	--	107,863	173,216	9,972	--	24,882

William K. Barton	2009	490,000	245,000	31,861	355,414	36,920	4,081	175,384
	2008	431,667	235,000	32,519	210,687	10,462	1,428	5,370
	2007	381,667	215,000	32,536	313,083	18,900	--	92,644

Sabri Markabi, M.D.(9)	2009	541,667	298,000	19,250	507,735	52,743	5,830	124,528
	2008	380,769	--	15,573	668,865	16,916	--	42,562

Elaine E. Whitbeck	2009	520,833	335,000	35,769	365,517	37,975	4,197	218,811
	2008	492,500	300,000	35,474	357,489	17,753	2,423	44,691
	2007	448,333	260,000	36,161	391,288	23,625	--	129,525

Ed McGough(10)	2009	396,667	255,000	27,822	253,867	26,371	2,915	123,145
	2008	380,000	190,000	27,732	204,195	10,145	1,384	43,481
	2007	256,629	150,514	29,381	89,956	5,434	--	57,300

(1)	Bonus paid in 2009 was for 2008 performance. Bonus paid in 2008 was for 2007 performance. Bonus paid in 2007 was for performance in 2006.

(2)	Includes payments made for car allowance, financial consulting services, executive physicals and other allowances. Also included are additional payments related to relocation for Mr. Croarkin in 2007.

(3)
Restricted share units were granted in 2009 and 2008; restricted shares were granted in 2007.  The value shown is as of the grant date.  Summarized below are the total restricted share units and restricted shares outstanding at December 31, 2009 and the value by vesting date.  The value is based on the closing price of the shares on the NYSE on December 31, 2009.  The holders of restricted share units do not have voting rights but have the right to receive a dividend equivalent thereon.  The holders of restricted shares have voting rights and the right to receive a dividend equivalent thereon.

	Total Restricted	Total Restricted	Value	Value	Value
	Shares	Share Units	Vesting	Vesting	Vesting
Name	at 12/31/09(#)	at 12/31/09 (#)	in 2010 ($)	in 2011 ($)	in 2012 ($)

Cary R. Rayment	--	700	--	--	115,045
Kevin J. Buehler	3,597	17,602	591,167	497,652	2,395,237
Richard J. Croarkin	1,265	8,003	207,903	426,653	888,640
William K. Barton	2,398	5,509	394,111	234,692	670,712
Sabri Markabi, M.D.	--	8,924	250,469	258,030	958,161
Elaine E. Whitbeck	2,997	6,620	492,557	398,220	689,777
Ed McGough	689	4,299	113,237	227,460	479,080

(4)	Share-settled stock appreciation rights were granted in 2009, 2008 and 2007.
(5)
The 2009 performance share unit awards have three consecutive performance targets during a three-year service period from 2009 through 2011.  The 2008 performance share unit awards have a cumulative three-year performance period from 2008 through 2010.  The awards represent 25% of each participant's total equity award value granted in 2009 and 2008, respectively.  The table below represents the potential number of performance share units to be paid in Alcon shares at minimum, target and maximum.

		Estimated Future Performance Share Unit Payout
Name	Grant Date	Minimum #	Target #	Maximum #

Cary R. Rayment	02/17/2009	--	--	--
	02/11/2008	--	13,731	27,462
Kevin J. Buehler	02/17/2009	--	14,574	29,148
	02/11/2008	--	3,028	6,056
Richard J. Croarkin	02/17/2009	--	5,407	10,814
	02/11/2008	--	2,596	5,192
William K. Barton	02/17/2009	--	4,081	8,162
	02/11/2008	--	1,428	2,856
Sabri Markabi, M.D.	02/17/2009	--	5,830	11,660
	02/11/2008	--	--	--
Elaine E. Whitbeck	02/17/2009	--	4,197	8,394
	02/11/2008	--	2,423	4,846
Ed McGough	02/17/2009	--	2,915	5,830
	02/11/2008	--	1,384	2,768

(6)
Provides the aggregate amount of employer contributions to the Alcon 401(k) and Retirement Plans, including Company contributions and earnings on allocations made to the Excess 401(k) Plan, additional compensation for premiums paid for Executive Universal Life Insurance and the Umbrella Liability Insurance and earnings (losses) on salary and/or bonus deferrals made under the non-tax qualified Executive Deferred Compensation Plan.  Mr. Rayment's amount in 2009 also includes payout of accrued vacation time and guaranteed sick leave.  These payouts to Mr. Rayment are a result of his retirement.

(7)
Mr. Rayment's compensation reflects his compensation for the time he served as Chief Executive Officer through March 31, 2009 and does not include his compensation as Chairman thereafter (which was disclosed earlier in this same section.)

(8)	Mr. Croarkin was named Senior Vice President, Finance and Chief Financial Officer of Alcon, Inc. in August 2007.

(9)	Dr. Markabi joined Alcon in March 2008 and was appointed Senior Vice President, Research and Development and Chief Medical Officer of Alcon Laboratories, Inc. in July 2008.

(10)	Mr. McGough was appointed Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. effective January 1, 2008.

SSAR Grant Table

The following table sets forth the SSARs granted during 2009.

	Alcon	% of Total			Grant Date
	SSARs	Options/SSARs	Exercise or		Present
	Granted #	Granted	Base Price	Expiration	Value
Name	(1)	Employees in 2009	($)	Date	($) (2)

Kevin J. Buehler	131,857	6.22%	87.09	02/17/2019	2,483,263
Richard J. Croarkin	48,919	2.31%	87.09	02/17/2019	921,291
William K. Barton	36,920	1.74%	87.09	02/17/2019	695,314
Sabri Markabi, M.D.	52,743	2.49%	87.09	02/17/2019	993,309
Elaine E. Whitbeck	37,975	1.79%	87.09	02/17/2019	715,183
Ed McGough	26,371	1.24%	87.09	02/17/2019	496,645

(1)
SSARs were granted in 2009 pursuant to the Amended 2002 Alcon Incentive Plan.  In general, these share-based instruments will vest in full on the third anniversary of the date of grant, or upon a participant's death or permanent disability.  Where the termination of employment is due to retirement, vesting will occur according to the normal vesting schedule.  Upon the involuntary termination of a participant's employment with Alcon (not as a result of disability or death), all vested instruments will be exercisable for 30 days; all unvested and unexercised instruments will be forfeited.  Where the termination of employment is due to death or disability, the instruments may be exercisable for 60 months not to exceed the remaining term.  Upon voluntary termination, all unexercised instruments will be forfeited.

(2)
Based on the Black-Scholes model of option valuation to determine grant date "fair value."  The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model.  The following assumptions were used in the Black-Scholes model: expected volatility, 31.5%; risk-free interest rate, 1.65%; dividend yield, 3.0%; expected life, 5 years.

Aggregated Option/SSAR Exercises in Last Fiscal Year and Fiscal Year End Option/SSAR Value Table

	Shares		Number of Securities Underlying		Value of Unexercised In-the-
	Acquired	Value	Unexercised Options/SSARs		Money Options/SSARs
	on	Realized	at 12/31/09 (#)		at 12/31/09 ($)
Name	Exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Cary R. Rayment	60,000	5,065,272	295,052	228,982	21,298,525	5,922,319
Kevin J. Buehler	--	--	72,260	182,398	5,688,577	11,518,249
Richard J. Croarkin	--	--	--	77,912	--	4,372,657
William K. Barton	--	--	16,070	66,282	894,382	3,666,936
Sabri Markabi, M.D.	--	--	5,582	64,077	108,737	4,295,711
Elaine E. Whitbeck	30,477	1,626,944	17,391	79,353	720,857	4,030,665
Ed McGough	--	--	19,631	41,950	1,659,036	2,391,576

Pension Plans

Messrs. Rayment, Buehler, Barton and McGough and Ms. Whitbeck participate in the nonqualified Executive Salary Continuation Plan ("ESCP").  The ESCP is unfunded and non-contributory and provides for a fixed retirement benefit based on the participant's years of participation service under the plan, using the average of the annual base compensation in effect in the year of separation from service and for the two years preceding such year of separation.  Benefits are payable upon retirement after the accumulated participation of at least 10 years of service and upon reaching age 55 (with penalties) or at the normal retirement age of 62.  Annual compensation includes the amount shown as annual base salary in the Summary Compensation Table.

The ESCP benefit formula is 3% of a participant's final three-year average annual base compensation times years of participation, up to a maximum of 20 years.  A participant must attain at least 10 years of participation service in order to have a vested benefit.

In December 2003, the board of directors approved a new nonqualified Alcon Supplemental Executive Retirement Plan ("ASERP").  If certain conditions are met, the ASERP provides for a maximum benefit of up to 30% of the final three-years' average base salary and bonus at retirement, less an offset for Social Security benefits, payable for the remaining life of the participant.  Effective January 1, 2004, all new participants began to participate in the ASERP.  Existing ESCP participants continued to accrue benefits under the ESCP through December 31, 2008; thereafter, ESCP participants began to accrue benefits for future service under the provisions of the ASERP; however, the normal form of payment for benefits accrued under ASERP by current ESCP participants will be a single life annuity with a 50% surviving spouse's benefit.  Mr. Croarkin and Dr. Markabi participate in the ASERP.  ESCP participants with the maximum participation of 20 years service at December 31, 2008 will not participate in the ASERP.  Participants are limited to 20 years participation service credit under the ESCP and the ASERP.

		Number of Years	Present Value of
Name	Plan Name	Credited Service (#)	Accumulated Benefit ($)

Cary R. Rayment	ESCP	20	11,301,641
Kevin J. Buehler	ESCP/ASERP	19	3,516,324
Richard J. Croarkin	ASERP	6	--
William K. Barton	ESCP/ASERP	18	2,768,857
Sabri Markabi, M.D.	ASERP	1	--
Elaine E. Whitbeck	ESCP/ASERP	20	3,207,656
Ed McGough	ESCP/ASERP	14	1,153,700

The plans have been operated in "good faith compliance" with Section 409A of the Code and the guidance thereunder from the period January 1, 2005 to January 1, 2008.  The ESCP and ASERP were amended to comply with Section 409A of the Internal Revenue Code effective January 1, 2008.

The Company provides for all U.S. employees (i) the Alcon 401(k) Plan under which Alcon will match dollar-for-dollar the first 5% of compensation contributed by each employee, and (ii) the Alcon Retirement Plan, into which Alcon automatically contributes an amount equal to 7% of each employee's compensation.  Contributions to both plans are subject to the applicable legal limits.  The Company also has established a "401(h) account" under the Alcon Retirement Plan to contribute tax deductible funds to be used to fund the Company's Retiree Medical Plan.

Amended 2002 Alcon Incentive Plan

The Amended 2002 Alcon Incentive Plan is intended to help us retain and motivate our key employees.  Through this plan, we are able to grant our employees' stock options, stock appreciation rights, restricted shares, restricted share units and other awards based on our common shares, in addition to performance-based annual and long term incentive awards.  Through this share ownership, we are able to align employee and shareholder interests, by directly linking incentive awards to our profitability and increases in shareholder value.

Amendments

Pursuant to Swiss law, shareholder approval is not required to make material amendments to employee equity incentive plans.  Our board of directors has the authority to amend the Amended 2002 Alcon Incentive Plan at any time.  However, shareholder approval is required to increase conditional capital if the number of shares required to satisfy the Amended 2002 Alcon Incentive Plan exceeds the existing conditional capital and the treasury shares available.

In February 2005, our board of directors amended the Amended 2002 Alcon Incentive Plan effective as of January 1, 2005 to clarify that the board's compensation committee may accelerate the vesting, exercise or payment of an award upon a participant's termination of employment without cause (as determined in accordance with this plan's provision), and to allow for the award of restricted shares and restricted share units to non-employee directors.  To effect the foregoing, Sections 3.2(9), 4.2 and 4.5 of the Amended 2002 Alcon Incentive Plan were amended.

In December 2005, our board of directors amended the Amended 2002 Alcon Incentive Plan effective as of January 1, 2006 to allow the award of Stock Appreciation Rights to non-employee directors.  To effect the foregoing, Section 4.2 of the Amended 2002 Alcon Incentive Plan was amended.

In December 2006, our board of directors amended the Amended 2002 Alcon Incentive Plan to provide for mandatory equitable adjustments in the event of any equity restructuring.  This amendment is effective as of January 2007 and applies to all outstanding awards.

In December 2008, our board of directors amended the Amended 2002 Alcon Incentive Plan to remove the requirement for board consent for retirements under this plan.  This amendment is effective as of January 1, 2009.  In addition, a provision was added stating that no change to the definition of "retirement," as provided under this plan, relative to an executive officer or director of the Company shall occur without prior approval of the board.  The board amended the award agreements to provide for a "double trigger" upon a change-of-control.  For awards after January 1, 2009, vesting will accelerate upon the occurrence of both a change-of-control and either involuntary termination, other than "for cause," or voluntary termination for "good reason" within six months preceding or during the two years following the change-of-control.

In September 2009, our board of directors amended the Amended 2002 Alcon Incentive Plan to increase the shares available for awards from 30 million to 40 million.  In addition, the plan was amended to clarify share counting rules for SSARs that upon exercise only net shares are counted.  These amendments were effective January 1, 2010.

Eligibility and Award Limits

Our employees and non-employee directors and employees of our subsidiaries and affiliates are eligible to receive awards under the Amended 2002 Alcon Incentive Plan.  Employees of Nestlé and its subsidiaries other than Alcon entities are not eligible to receive awards under this plan.

Under the Amended 2002 Alcon Incentive Plan, limits are placed on the maximum award amounts that may be granted to any employee in any plan year.  The maximum number of shares subject to stock options/stock appreciation rights that may be issued to any participant during any calendar year shall not exceed 750,000.  The maximum number of shares that may be issued to any participant as restricted shares during any calendar year shall not exceed 200,000.

Administration

The Amended 2002 Alcon Incentive Plan is administered by the compensation committee of our board of directors, which has the authority to recommend and set the terms and conditions of the grant awards.  Our board of directors is responsible for approving the recommendations of the compensation committee.

For our employees who are not considered executive officers, the compensation committee may delegate its authority under the Alcon Incentive Plan to our executive officers, subject to certain guidelines.

Shares Reserved for Awards

Under the Amended 2002 Alcon Incentive Plan, a total of up to 40.0 million common shares may be issued for awards.  Through December 31, 2009, approximately 17.6 million of these common shares had been issued under this plan.

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

Annual and Long Term Incentive Awards

Annual and long term incentive awards may be granted under the Amended 2002 Alcon Incentive Plan.  The awards are considered earned only if corporate, business segment or performance goals over the performance period satisfy the conditions established by the compensation committee and approved by our board of directors.  The performance objectives, which may vary from employee to employee, are based on one or more financial measures and additional non-financial measures.

Our board of directors determines whether awards are paid in the form of cash, common shares or any combination of these items.  Under the Amended 2002 Alcon Incentive Plan, selected executive officers may be awarded performance-based incentive awards, subject to a maximum limit.

Stock Options

Under the Amended 2002 Alcon Incentive Plan, we may grant to eligible employees stock options that are either incentive stock options or nonqualified stock options.  To date, the stock options granted have been nonqualified stock options, which do not and will not qualify as incentive stock options for federal income tax purposes under Section 422 of the U.S. Internal Revenue Code of 1986.

The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the Amended 2002 Alcon Incentive Plan).  Beginning with awards granted in 2006, vesting of stock option awards will not be accelerated upon the option holder's retirement, but will vest according to the regular vesting schedule.  Upon the involuntary termination of an option holder's employment with us, all vested options will be exercisable for 30 days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively.  Some vesting requirements have been modified in accordance with local laws and the approval of the board.  Upon voluntary termination of employment, all options (vested and unvested) forfeit on the date of termination.  The grant price for any stock option will be not less than the fair market value of our common shares on the grant date.  Unless our board of directors provides for a different period, stock options will have a term of ten years.

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder to receive an amount equal to the difference between the fair market value and the grant price.  The compensation committee will recommend to our board of directors for approval the number of stock appreciation rights to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria.  The amount may be settled either in stock or in cash, as designated by the award agreement.  Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement (as defined in the Amended 2002 Alcon Incentive Plan).  Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder's retirement, but will vest according to the regular vesting schedule.  Upon the involuntary termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for 30 days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively.  Some vesting requirements have been modified in accordance with local laws and the approval of the board.  Upon voluntary termination of employment, all stock appreciation rights (vested and unvested) forfeit on the date of termination.  Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

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

Performance Share Units

Performance share units vest upon a service requirement and achievement of specific Alcon business objectives as selected by the Compensation Committee in its discretion and approved by Alcon's board of directors.  The metrics for the 2009 grant consist of three one-year earnings per share ("EPS") growth targets during a three-year service period with a cumulative three-year relative total shareholder return ("TSR") as a modifier.  At the beginning of the performance period, the Compensation Committee establishes a total equity award value for each participant.  The performance share unit portion reflects 25% of the established total value.  The actual value of the units awarded to the employee will be adjusted based on Alcon’s three one-year EPS targets and cumulative TSR during the three-year service period.  The adjustment will be accomplished by multiplying the target award by the applicable EPS award percentage and the TSR multiplier, which may result in an award from 0 to 200%.  The compensation committee will recommend to our board of directors for approval the number of performance share units to grant, applicable vesting schedule, term and any applicable performance criteria.  Unless otherwise specified in the award agreement, the performance share unit awards will vest upon a holder's death or permanent disability.  Vesting of performance share unit awards upon a holder's retirement after age 62 will continue as if there was no termination of employment.  If the employee's termination of employment is voluntary and after age 55 with not less than 10 years of service but prior to retirement, the employee will forfeit unvested performance share units (have his/her target award reduced) by 33% for each year remaining in the vesting schedule of the award.  Unvested non-forfeited performance share units will continue to vest according to the award agreement as if there had been no termination of employment.  Holders of performance share units have no voting rights and do not receive dividend equivalents prior to vesting.

Other Share-Based Awards

The Amended 2002 Alcon Incentive Plan also allows us to provide awards that are denominated in or valued by reference to our common shares.  The grant price for the award will not be less than the fair market value of our common shares on the grant date.  The compensation committee will recommend to our board of directors for approval the number and type of award to grant, applicable vesting schedule, term and any applicable performance criteria.

Change-of-Control Provisions

In the event of a change-of-control (as defined under the Amended 2002 Alcon Incentive Plan), the following events will occur for annual share-based awards granted prior to December 31, 2008, if the agreement covering the award so provides:

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

For share-based awards granted on or after January 1, 2009, the board approved modifications to the change-of-control provisions.  Vesting of future awards will accelerate upon the occurrence of  both a change-of-control and either involuntary termination, other than "for cause," or voluntary termination for "good reason" within six months preceding or during the two years following the change-of-control.

Corporate Transactions

In the event of certain corporate transactions described in the Amended 2002 Alcon Incentive Plan, our board of directors may:

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

Transferability and Other Terms

Options or awards granted to an employee under the Amended 2002 Alcon Incentive Plan may not be transferred except by will or the laws of descent and distribution.  In addition, only the employee may exercise options or awards during his or her lifetime.

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

Alcon Directors

The share-based awards to non-employee directors under the Amended 2002 Alcon Incentive Plan will promote greater alignment of interests between our non-employee directors, our shareholders and Alcon.  It will assist us in attracting and retaining highly qualified non-employee directors, by giving them an opportunity to share in our future success.  Only non-employee directors are eligible to receive awards under the Amended 2002 Alcon Incentive Plan.

Shares Reserved for Awards

Approximately 60,000 of the 40 million common shares under the Amended 2002 Alcon Incentive Plan were allocated for awards to non-employee directors.

Annual Awards

Every year, each non-employee director will receive share-based awards with a current value of $125,000 based upon Black-Scholes value of Alcon's stock and options or other valuation methodology.

C.	BOARD PRACTICES

Board Composition

Our board of directors currently consists of eleven members including three independent directors; five directors that either are or have been affiliated with Nestlé; one director that is affiliated with Novartis; the non-executive chairman of the board of directors; and the chief executive officer of Alcon Laboratories, Inc.

Under the terms of the Separation Agreement (further discussed in Item 7.B, "Related Party Transactions") that we entered into with Nestlé in connection with the initial public offering of our common shares in March 2002, Nestlé had the right to nominate four members of our board of directors for so long as it owns at least a majority of our outstanding common shares.  Nestlé also agreed in the Separation Agreement to vote all of the common shares it owns in favor of three nominees for election to our board of directors who are not otherwise affiliated with either Nestlé or Alcon for so long as it owns at least a majority of our outstanding common shares.

Under the terms of the Shareholders Agreement (as defined in Item 7.B, "Related Party Transactions") that Nestlé entered into in 2008 with Novartis in connection with Nestlé's sale of slightly less than 25% of Alcon, Inc. common shares to Novartis, the parties agreed to use their reasonable best efforts to cause the number of our board of directors to be ten; subject to election and the due qualification of such individuals as directors, our board of directors shall be comprised of (A) one individual designated by Novartis, (B) five individuals designated by Nestlé, (C) three individuals nominated by the Nominating/Corporate Governance Committee that qualify as independent directors and who are not Novartis or Nestlé  designees and (D) the Chief Executive Officer of Alcon, Inc.  Upon consummation of the purchase by Novartis of the remaining approximately 52% of Alcon, Inc. common shares, the parties agreed to use their reasonable best efforts to cause the five individuals designated by Nestlé to resign from office and to have five replacement directors nominated by Novartis elected at an extraordinary or an annual general meeting of shareholders of the Company.

Effective April 1, 2009, the board of directors designated Kevin Buehler as President and Chief Executive Officer of Alcon and proposed his election to the board of directors.  At the annual general meeting held on May 5, 2009, the shareholders elected Mr. Buehler to the board of directors.  With Mr. Buehler’s election, our board of directors expanded from ten to eleven members.

Members of our board of directors generally are elected to serve three-year terms.  Members of our board of directors whose terms of office have expired shall be eligible for re-election.  Non-executive directors may only be appointed for up to three terms of office.  However, the board of directors has approved to propose to the shareholders at the annual general meeting to be held on May 20, 2010, to amend the Articles of Association to allow for non-executive directors to be appointed up to four terms of office.  In 2002, our board of directors was divided into three classes serving staggered terms.  As a result, some of our directors will serve terms that are less than three years.  As their terms of office expire, the directors of one class will stand for election each year as follows:

•
Class I directors have terms of office expiring at the annual general meeting of shareholders in 2012.  These directors are Kevin Buehler (director since 2009), Paul Bulcke (director since 2008) and Joan W. Miller, M.D. (director since 2009).

•
Class II directors have terms of office expiring at the annual general meeting of shareholders in 2010.  These directors are Lodewijk J.R. de Vink (director since 2002), Francisco Castañer (director since 2001) and Werner Bauer (director since 2002); and

•
Class III directors have terms of office expiring at the annual general meeting of shareholders in 2011.  These directors are Thomas G. Plaskett (director since 2003), Cary R. Rayment (director since 2005), James Singh (director since 2008), Daniel Vasella, M.D. (director since 2008) and Hermann Wirz (director since 2009).

Our Organizational Regulations provide that directors will retire from office no later than the annual general meeting after their 72nd birthday.

Gerhard N. Mayr did not stand for reelection to our board of directors at the annual general meeting held on May 5, 2009 and was replaced by Joan W. Miller, M.D. per vote of the shareholders at that meeting.

Under the terms of the Shareholders Agreement (as defined in Item 7.B. "Related Party Transactions"), Nestlé agreed, subject to its fiduciary obligations, to vote against approval of certain significant actions or direct the matter to a shareholder vote, if requested by Novartis.  For further details concerning the Shareholders Agreement, please refer to the following link at the SEC's web site: http://www.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.htm.

Consistent with the terms of the Shareholders Agreement and in order to avoid disclosure of Alcon's competitive/confidential information to Novartis, the board instituted modifications to our Organizational Regulations and Corporate Governance Guidelines.

Service Contracts

Cary Rayment and Kevin Buehler are the only directors on our board that have a service contract with the Company or any of its subsidiaries.  The contract with Cary Rayment does not provide for benefits upon termination.

A discussion of the material terms of Mr. Buehler's employment agreement with the Company and certain benefits upon termination is set forth in Item 10.C, "Material Contracts," of this annual report.

Board Committees

Our board of directors has appointed an audit committee, a nominating/corporate governance committee, a compensation committee and an independent director committee.

Audit Committee

The audit committee consists of three directors who are not otherwise affiliated with either Nestlé, Novartis or Alcon.  Our board of directors has determined that all members of the audit committee are independent as defined by the rules of the SEC and the listing standards of the NYSE.  The audit committee is currently comprised of Thomas G. Plaskett (Chairman), Lodewijk J.R. de Vink and Joan W. Miller, M.D.  In September 2003, the board affirmed that Mr. Plaskett was the "audit committee financial expert" within the meaning of applicable SEC regulations.  The functions of this committee include ensuring proper implementation of the financial strategy as approved by the board of directors, reviewing periodically the financial results as achieved, overseeing that the financial performance of the group is properly measured, controlled and reported, and recommending any share repurchase program for approval by our board of directors, as well as:

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

Nominating/Corporate Governance Committee

The nominating/corporate governance committee shall consist of at least two directors who are not otherwise affiliated with either Nestlé, Novartis or Alcon, at least one director designated by Nestlé as long as Nestlé remains as Alcon, Inc.'s majority shareholder, inclusive of the vice chairman of our board of directors, and one director designated by Novartis for so long as it is a shareholder of Alcon, Inc. holding at least 10% of Alcon, Inc.'s then outstanding shares.  The nominating/corporate governance committee is currently comprised of Daniel Vasella, M.D.  (Chairman), Francisco Castañer, Lodewijk J. R. de Vink, Joan W. Miller, M.D and Thomas G. Plaskett.  The functions of this committee include:

•
subject to certain nomination rights of Nestlé and Novartis as provided in our Organizational Regulations, the Separation Agreement and the Shareholders Agreement between Nestlé and Novartis (as defined in Item 7.B. "Related Party Transactions") identifying individuals qualified to become members of our board of directors and recommending such individuals to the board for nomination for election by the shareholders;

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

Independent Director Committee

In accordance with our Organizational Regulations, the Alcon board of directors established an Independent Director Committee of the Alcon board of directors in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé, in order to protect the interests of the minority holders of publicly held Alcon shares in certain transactions.  The Independent Director Committee is currently comprised of Thomas G. Plaskett (Chairman), Lodewijk J.R. de Vink and Joan W. Miller, M.D.  The Independent Director Committee shall be responsible for protecting the interests of our minority shareholders and shall make recommendations to the board of directors with respect to:

•	a proposed merger, takeover, business combination or related party transaction of Alcon, Inc. with the majority shareholder or any group company of the majority shareholder;

•	a proposed bid for the shares of Alcon, Inc. by any entity owning a majority of our outstanding voting rights;

•	a proposed repurchase by us of all our shares not owned by an entity owning a majority of the outstanding voting rights of Alcon; or

•	any change to the powers and duties of the Independent Director Committee.

We believe that our board of directors may only approve a decision with respect to any of these matters if a majority of the members of the Independent Director Committee so recommends; however, we cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

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

D.	EMPLOYEES

As of December 31, 2009, we employed approximately 15,700 full-time employees, including approximately 1,800 research and development employees, approximately 5,000 manufacturing employees and approximately 6,000 marketing, sales and customer support employees.  Currently, we believe that approximately 700 of our workers in Belgium are represented by a union.  In other European countries, our workers are represented by works councils. We believe that our employee relations are good.

The following table indicates the approximate number of employees by location:

December 31,	Total	United States	International

2009	15,700	7,100	8,600
2008	15,400	7,300	8,100
2007	14,500	7,100	7,400

E.	SHARE OWNERSHIP

As of December 31, 2009, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares.  The following tables set forth the total number of vested and unvested shares and share options and share-settled stock appreciation rights owned by officers, directors and persons closely linked to them as of December 31, 2009.

			Total Number of
	Restricted	Beneficially Owned	Shares Owned
Name	Shares (1)	Shares	Direct or Indirectly

Cary R. Rayment	14,431	35,695	50,126
Kevin J. Buehler	38,801	2,128	40,929
Dr. Werner J. Bauer	--	2,000	2,000
Paul Bulcke	--	250	250
Francisco Castañer	--	2,500	2,500
Lodewijk J.R. de Vink	1,400	5,000	6,400
Joan W. Miller, M.D.	700	--	700
Thomas G. Plaskett	1,400	1,343	2,743
James Singh	--	1,000	1,000
Daniel Vasella, M.D.	1,075	--	1,075
Hermann Wirz	--	--	--
Stefan Basler	135	--	135
Joanne Beck	1,801	430	2,231
Richard J. Croarkin	17,271	--	17,271
Martin Schneider	1,184	--	1,184
Elaine E. Whitbeck	16,237	1,794	18,031
William K. Barton	13,416	11,099	24,515
Sabri Markabi, M.D.	14,754	--	14,754
Ed McGough	9,287	320	9,607

(1)	Restricted shares also include restricted share units and performance share units, both settleable solely in shares.

Options and Share-Settled Stock Appreciation Rights Held by Officers and Directors

		Outstanding	Grant	Vesting	Term
Name	Year	(#)	Price ($)	Year	(Years)
Cary R. Rayment	2009	3,150	96.02	2012	10
	2008	100,621	147.54	2011	10
	2007	125,211	130.56	2010	10
	2006	95,652	122.90	2009	10
	2005	152,400	79.00	2008	10
	2004	22,000	63.32	2007	10
	2004	25,000	80.20	2007	10

		Outstanding	Grant	Vesting	Term
Name	Year	(#)	Price ($)	Year	(Years)
Kevin J. Buehler	2009	131,857	87.09	2012	10
	2008	22,191	147.54	2011	10
	2007	28,350	130.56	2010	10
	2006	14,783	122.90	2009	10
	2005	30,477	79.00	2008	10
	2004	12,000	63.32	2007	10
	2004	15,000	80.20	2007	10

Lodewijk J. de Vink	2009	3,150	96.02	2012	10
	2008	1,500	154.65	2011	10
	2007	2,000	132.91	2010	10
	2006	2,200	100.00	2009	10
	2005	3,000	97.89	2008	10
	2004	4,000	75.30	2007	10
	2003	4,500	41.71	2006	10
	2002	6,000	33.00	2005	10

Joan W. Miller, M.D.	2009	3,150	96.02	2012	10

Thomas G. Plaskett	2009	3,150	96.02	2012	10
	2008	1,500	154.65	2011	10
	2007	2,000	132.91	2010	10

Daniel Vasella, M.D.	2009	3,150	96.02	2012	10
	2008	1,350	167.95	2011	10

Stefan Basler(1)	2007	1,063	130.56	2010	10
	2006	704	122.90	2009	10
	2005	1,751	79.00	2008	10
	2004	2,420	63.32	2007	10
	2003	3,000	36.39	2006	10
	2002	2,550	33.00	2005	10

Joanne F. Beck	2009	4,615	87.09	2012	10
	2008	1,598	147.54	2011	10
	2007	2,717	130.56	2010	10
	2006	2,374	122.90	2009	10
	2005	5,418	79.00	2008	10
	2004	4,800	63.32	2007	10

Richard J. Croarkin	2009	48,919	87.09	2012	10
	2008	19,021	147.54	2011	10
	2007	9,972	136.93	2010	10

Martin Schneider	2009	2,975	87.09	2012	10
	2008	1,268	147.54	2011	10
	2007	1,417	130.56	2010	10
	2006	1,268	122.90	2009	10
	2005	2,709	79.00	2008	10
	2004	3,630	63.32	2007	10

Elaine E. Whitbeck	2009	37,975	87.09	2012	10
	2008	17,753	147.54	2011	10
	2007	23,625	130.56	2010	10
	2006	17,391	122.90	2009	10

		Outstanding	Grant	Vesting	Term
Name	Year	(#)	Price ($)	Year	(Years)
William K. Barton.	2009	36,920	87.09	2012	10
	2008	10,462	147.54	2011	10
	2007	18,900	130.56	2010	10
	2006	10,870	122.90	2009	10
	2005	5,200	79.00	2008	10

Sabri Markabi, M.D.	2009	52,743	87.09	2012	10
	2008	5,667	144.87	2011	10
	2008	5,667	144.87	2010	10
	2008	5,582	144.87	2009	10

Ed McGough	2009	26,371	87.09	2012	10
	2008	10,145	147.54	2011	10
	2007	5,434	130.56	2010	10
	2006	3,304	122.90	2009	10
	2005	8,127	79.00	2008	10
	2004	8,200	63.32	2007	10

(1)	Mr. Basler's 2002 and 2003 outstanding stock appreciation rights will be settled in cash.

Information on common shares, stock options and share-settled stock appreciation rights granted to officers and directors and on incentive compensation plans is included in Item 6.B "Compensation."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

At December 31, 2009, Nestlé owned 156,076,263, or approximately 52.1%, of the outstanding common shares of Alcon.  The common shares owned by Nestlé carry the same voting rights as other outstanding Alcon common shares.  Nestlé is not subject to any contractual obligation to retain its controlling interest in us.

At December 31, 2009, Novartis owned 74,061,237, or approximately 24.7%, of the outstanding common shares of Alcon.  The common shares owned by Novartis carry the same voting rights as other outstanding Alcon common shares.  Novartis is not subject to any contractual obligation to retain its interest in us.

See additional discussion of Nestlé's sale of its controlling interest to Novartis and agreements between Nestlé and Novartis under "Risk Factors-Risks Related to Our Relationship with Nestlé."

At December 31, 2009, excluding treasury shares held by Alcon, four shareholders of record in Switzerland, including Nestlé and Novartis, held 230,137,640, or 76.8%, of the outstanding common shares of Alcon.

Other than Nestlé and Novartis, no shareholder reported beneficial ownership of 5% or more of Alcon's outstanding common shares at December 31, 2009.

B.	RELATED PARTY TRANSACTIONS

1.       Purchase and Option Agreement between Nestlé and Novartis

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

For further details on the Purchase and Option Agreement, please refer to the following link at the SEC's web site:  http://www.sec.gov/Archives/edgar/data/1114448/000110465908045488/a08-18409_1ex2d1.htm.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.

The consummation of a purchase and sale transaction under the option right is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon consummation, we will no longer benefit from certain synergies as a result of our ownership by Nestlé.  Alcon has taken advantage of the synergies in several functional areas.  We do not anticipate a significant financial impact to Alcon due to the loss of these synergies because we are currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control.  However, no assurances can be made at this time.

As a result of Novartis's planned acquisition of Nestlé's remaining Alcon shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.  As more fully discussed in Item 6.C, "Board Practices," upon Novartis becoming a majority shareholder of Alcon, we believe our Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, we cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

As further discussed in Item 8.A.7, "Legal Proceedings," certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining 23% publicly held minority interest.  The claims vary among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."  Seven of the cases were filed in the Southern District of New York, all of which have been consolidated into one class action case.  One case, which does not name Alcon, Inc. and its board of directors as parties, has been filed in the Eastern District of New York.  Two cases are pending in District Court, Tarrant County, Texas; one case is pending in the U.S. District Court of the Northern District of Texas, Fort Worth Division; and two cases have been filed in the County Court at Law, Dallas County, Texas.

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

In accordance with Section 6.2 of the Shareholders Agreement between Nestlé and Novartis, upon the closing of the purchase and sale of the second stage shares referred to in the Purchase and Option Agreement ("Second Stage Closing"), Nestlé and Novartis agree to use their reasonable best efforts to cause Alcon to terminate the Separation Agreement provided that certain sections of the Separation Agreement will survive.

For further details about the Shareholders Agreement and the Purchase and Option Agreement, please refer to the following link at the SEC's web site:  http://www.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.htm.

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

The Shareholders Agreement also provides for the expansion of the Alcon board of directors from eight to ten members, with one of the additional members designated by Nestlé and one designated by Novartis.  Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland.  James Singh, Nestlé's Executive Vice President and Chief Financial Officer and Nestlé's designee, and Daniel Vasella, M.D., Chairman of Novartis and Novartis's designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009.  At the annual general meeting on May 5, 2009, the shareholders elected Mr. Buehler to the board of directors.  With Mr. Buehler’s election, our board of directors expanded from ten to eleven members.

For further details about corporate governance issues, please refer to Section 6.B of this report and to the Shareholders Agreement at:  http://www.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.htm.

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

The Separation Agreement contains provisions governing the refinancing of intercompany debt prior to the initial public offering in March 2002.  During 2002, Nestlé's role in our debt structure changed from being the largest direct lender to providing primarily indirect support of our third-party debts.  Through the course of 2009, we decreased our direct borrowings from Nestlé or its affiliates to $7 million at December 31, 2009 from $97 million as of December 31, 2008.

In 2002, we entered into a $2.0 billion U.S. commercial paper program (the "CP Program"), which had $286 million outstanding as of December 31, 2009.  Nestlé serves as the guarantor of the CP Program, for which they receive a fee as discussed in note 8 to the consolidated financial statements.  In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002.  Through this Services Agreement, the parties more formally documented the pre-existing CP Program.  The Services Agreement states that Nestlé will: (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.'s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company.  At December 31, 2009, the total maximum permitted under these lines of credit was approximately $305 million.

Subject to the condition of the Shareholders Agreement between Nestlé and Novartis, we may continue to enter into financing transactions involving Nestlé, or we may decide to enter into financing transactions independently.  We will agree with Nestlé, on a case-by-case basis, whether the guarantees, commitments or undertakings currently given by Nestlé in our favor will be renewed.  If any guarantee, commitment or undertaking is renewed, the terms on which we will reimburse Nestlé will be agreed upon with Nestlé at the time of such renewal.

Under the terms of the Shareholders Agreement between Nestlé S.A. and Novartis, the parties agreed upon the Second Stage Closing to (a) terminate the Separation Agreement subject to the survival of certain provisions; and to use reasonable best efforts to (b) cause Alcon to terminate the Commercial Paper Program Services Agreement and ensure that no new commercial paper notes that benefit from the Commercial Paper Guarantee will be issued following the Second Stage Closing; (c) cause Alcon to repay any Indebtedness they owe to Nestlé; (d) cause Alcon to use its reasonable best efforts to cause any Guarantees issued by Nestlé on behalf of Alcon  to be extinguished as soon as reasonably practicable after the Second Stage Closing with no further liability to Nestlé; and (e) cause Alcon to (i) terminate the cash pooling arrangements (the "Cash Pooling Arrangements") between Alcon and Nestlé and (ii) cause any Guarantees issued by Alcon on behalf of Nestlé relating to the lines of credit associated with the Cash Pooling Arrangements to be extinguished as soon as reasonably practicable after the Second Stage Closing with no further liability to Alcon.  Nestlé and Novartis also agreed that they shall, and shall use their reasonable efforts to cause Alcon to, terminate the Services Agreement (as defined in the Shareholders Agreement as the "Investment Services Agreement"), provided that certain sections shall survive such termination for a period of 18 months after the Second Stage Closing Date.  Nestlé S.A. and Novartis also agreed that they shall, and shall use their reasonable efforts to cause their Affiliates (including Alcon), to terminate all other Shared Arrangements (other than the Remaining Shared Agreements), with certain provisions surviving such termination for a period of 18 months after the Second Stage Closing Date.  For further details about these terms and the definitions of the defined terms used above, please refer to Section 6.2 of the Shareholders Agreement at:  http://www.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.htm.

(d)	Cash Management, Investment and Treasury Services

The Separation Agreement provides that Nestlé will continue to perform the cash management and treasury functions that it performed for us on the date of the Separation Agreement.  On January 1, 2004, we entered into the Services Agreement whereby Nestec S.A., an affiliate of Nestlé, provides certain additional treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction.  The
Services Agreement may be terminated with 60 days' written notice.  This Services Agreement replaced a prior agreement with Nestlé to provide similar treasury and investment services during 2003.  Total fees paid for these services to Nestec S.A. for the years ended December 31, 2009, 2008 and 2007 were $1 million in 2009 and less than $1 million annually in 2008 and 2007.

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time the Company's cash and cash equivalents included $707 million of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008, and in 2009 the Company reimbursed Nestlé, for a total of $5 million in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe).

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

Our consolidated financial statements are prepared in accordance with U.S. GAAP; Nestlé's consolidated accounts, consistent with past practice, will continue to be prepared in accordance with International Financial Reporting Standards ("IFRS″).  The Separation Agreement provides that we will establish adequate procedures allowing for the timely conversion of our financial statements to IFRS for inclusion in Nestlé's financial statements.

Since the Separation Agreement will be terminated upon the Second Stage Closing, Alcon then will no longer be obligated to convert our financial statements to IFRS for inclusion in Nestlé’s financial statements.  However, Novartis reports its results of operations in accordance with IFRS and Alcon will likely continue to convert its financial statements to IFRS upon a change of control.

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

We also assumed liability for all employment matters of the employees engaged in our business at the time of the IPO.  In this connection, we have entered into special arrangements with local Nestlé companies on the allocation of pension fund obligations between Nestlé and us. In certain countries, we continue to benefit from Nestlé's existing pension funds and have not established independent pension funds for our employees.

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

Three sites relating to the administration of our business continued to be shared with Nestlé in 2009.  These offices were located in Brazil, Norway and South Africa.

Pursuant to the terms of the Shareholders Agreement, these Shared Site Agreements will continue in effect for the remainder of their terms and may or may not be renewed.

(i)	Shared Services

The Separation Agreement allows the Company and Nestlé to share certain internal services so long as the cost of the arrangements are based on arm's length prices and on terms no less favorable than would be available from a third party. Nestlé continues to provide us with certain services, including but not limited to information technology and, through 2009, an internal audit function.  To the extent that we were covered under Nestlé's insurance arrangements prior to the initial public offering, we will continue to be covered under those arrangements.  Nestlé charges us our portion of the cost of these arrangements based on arm's length prices.  Services Nestlé may provide include future financings for us upon our request.  These arrangements will be on terms no less favorable to us than would be available from a third party.

In 2008 and 2007, Nestlé provided very limited risk management consultation to the Company.   The fees paid by the Company for these services were not material in 2008 and 2007.  No risk management services were provided in 2009, and none are expected in 2010.

In certain markets, the Company provides an affiliate of Nestlé with certain services, including but not limited to, administrative, distribution, fleet management, warehousing and other services.  These services are provided to Nestlé's affiliate on terms no less favorable than would be available to a third party.  The fees received by the Company for these services are not material.

Under the Shareholders Agreement, on or prior to the Second Stage Closing, Nestlé and Novartis shall agree on one or more dates (none of which shall be a date after the first anniversary of the Second Stage Closing Date) on which the parties shall, and shall use their reasonable best efforts to cause their Affiliates (including Alcon) to, terminate such agreements.

(j)	Registration Rights

Pursuant to the Separation Agreement, on March 20, 2002, we granted registration rights under the Securities Act to Nestlé with respect to sales of our common shares by Nestlé.

Under the terms of the Purchase and Option Agreement, Nestlé agreed to cause Alcon to enter into a registration rights agreement with Novartis with an effective date of the earlier of (i) the Second Stage Closing Date (as defined in the Purchase and Option Agreement) and (ii) the date on which the Purchase and Option Agreement is terminated, providing Novartis with registration rights with respect to the shares initially purchased by Novartis and shares subject to the Second Stage Closing that are no less favorable to Novartis than the registration rights granted to Nestlé under the Separation Agreement.

On December 10, 2009, Alcon entered into two substantially identical registration rights agreements with Novartis and Nestlé.  Both of these agreements are substantially identical to the original registration rights provided to Nestlé, with minor modifications to reflect subsequent changes to applicable U.S. securities laws.  Also on December 10, 2009, Novartis, Nestlé and Alcon entered into a shareholder coordination letter to avoid a duplication of Alcon's obligations and to regulate the exercise of registration rights under the two registration rights agreements, which could otherwise possibly occur simultaneously.  Neither Novartis nor Nestlé are permitted to buy or sell any shares under the terms of the Purchase and Option Agreement until completion of the Second Stage Closing and the shareholder coordination letter would only become effective if the Purchase and Option Agreement is terminated prior to the Second Stage Closing such that Nestlé continues to hold Alcon shares.

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

In accordance with Section 6.2 of the Shareholders Agreement, upon the Second Stage Closing Date, Nestlé and Novartis agree to use their reasonable best efforts to cause Alcon to terminate the Separation Agreement.  However, under the Shareholders Agreement, subject to certain exceptions, Nestlé has agreed not to compete with our business for two years following the termination of the Shareholders Agreement or the Second Stage Closing Date, whichever occurs first.  Further, in the Shareholders Agreement, subject to certain exceptions, Novartis has agreed not to compete with our surgical business for two years following the termination of the Shareholders Agreement or the Second Stage Closing Date, whichever occurs first.

3.       Services Agreement

We entered into a services agreement with Cary R. Rayment, whereby Alcon retained Mr. Rayment as the non-executive chairman of its board of directors, as of April 1, 2009.  The services agreement renews automatically on an annual basis unless or until terminated by either party upon thirty days written notice.  Additional information pertaining to this agreement has been provided under Item 10.C, "Material Contracts," of this annual report.

4.       Consulting Agreement

On June 19, 2008, our subsidiary Alcon Research, Ltd. entered into a consulting agreement with Gerald D. Cagle, Ph.D., Alcon’s former Senior Vice President, Research and Development, under which the Company retained Dr. Cagle as a consultant through June 30, 2009 in the areas of ophthalmic, otic and nasal pharmaceutical products, ophthalmic medical devices, over-the-counter ophthalmic eye care products and contact lens care products.  The term of the agreement ran from July 1, 2008 through June 30, 2009.  Alcon agreed to compensate Dr. Cagle for his services pursuant to the consulting agreement.  Additional information pertaining to this agreement has been provided under Item 10.C, "Material Contracts," of this annual report.

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

Further, in May 2008, the shareholders of WaveLight approved a Domination Agreement between Alcon and WaveLight.  On March 4, 2009, the Domination Agreement was registered and became effective.  The Domination Agreement allowed Alcon to instruct WaveLight with regard to operational and financial matters, as well as the efficient integration of both companies.  In October 2009, the German requirements were met to complete the acquisition of the outstanding minority shares of WaveLight AG and the listing of such shares was terminated.  As a result, WaveLight AG became wholly owned by the Company.  Seventy-nine shareholders have filed applications for appraisal proceedings against the Company relative to the cash compensation offered in the Domination Agreement.  A defense writ was filed on November 13, 2009.

6.	Co-Marketing Agreement for Japan between Novartis Pharma AG and Alcon Pharmaceuticals Ltd.

On January 9, 2009, Alcon Pharmaceuticals Ltd. entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan.  This agreement has a three-year term ending on December 31, 2011.  During the year ended December 31, 2009, the Company recognized $3 million in co-promotion fees from this agreement, which were more than sufficient to recover the Company’s costs under the agreement.

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

Minority Shareholder Class Action Lawsuits

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.  Further information on Novartis's merger proposal can be found in Item 7.B, "Related Party Transactions."

Certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining 23% publicly held minority interest.  The claims vary among cases, but include allegations of:  (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."  Seven of the cases were filed in the Southern District of New York, all of which have been consolidated into one class action case.  One case, which does not name Alcon, Inc. and its board of directors as parties, has been filed in the Eastern District of New York.  Two cases are pending in District Court, Tarrant County, Texas; one case is pending in the U.S. District Court of the Northern District of Texas, Fort Worth Division; and two cases have been filed in the County Court at Law, Dallas County, Texas.

We are currently unable to express an opinion on the outcome of these class action cases due to their infancy.

Other Litigation

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

Alcon, either alone or jointly with its commercial partners, has filed thirteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what are known as Abbreviated New Drug Applications ("ANDAs").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer Schering Pharma patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer Schering Pharma as co-plaintiffs against Teva relative to the ANDA challenging Vigamox® on April 5, 2006 in the U.S. District Court in Delaware.  Bayer Schering Pharma subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma and Teva relative to the two Bayer Schering Pharma patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer Schering Pharma patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Since then, Alcon has received a notice of allowance on a related patent application with claims that will cover the Vigamox® product and Teva's proposed generic product.  The issue fee has been paid on that application, and the patent should issue by the first quarter of 2010.  On October 19, 2009, the court ruled in Alcon’s favor on all counts, finding the Alcon patent to be valid and infringed by the proposed generic product.  On November 19, 2009, Teva filed a Notice of Appeal, but that appeal was subsequently set aside by the Federal Circuit Court of Appeals as being premature.  It is expected that the appeal will be reinstated after the lower court amends its form of judgment.  However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address Alcon’s recently allowed second patent before competing with Alcon's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome Alcon’s second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.  On a related note, Alcon's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding.  That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent, which has not been challenged in this case and which expires on December 18, 2010.  In addition, Alcon has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the Patanol® product market prior to June 2011.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Apotex ANDA for 30 months until April 2009, unless the litigation were earlier resolved or the court were to modify the 30-month stay on FDA approval.  Because of the protection until June 2011, provided by the unchallenged Kyowa patent, the expiration of the 30-month period was inconsequential.  Trial had been scheduled for July 27, 2009, but was postponed and has now been rescheduled for April 26, 2010 (consolidated with the Sandoz case described below).  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA was also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Barr ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product would expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Trial was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and subsequently has been dismissed from the suit.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product will expire in May 2011.  This case has been consolidated with the Apotex case (Pataday™) described below. Trial has not yet been scheduled in this case.  If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States on June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA for 30 months (until June 2011), unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In addition, because Apotex is the second filer, it is also subject to the first filer's 180-day exclusivity period, which could further delay its FDA approval. Trial has not yet been scheduled in this case.  If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

        Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon’s Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2011) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has been scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (Patanol®) has been ordered by the court.  Apotex has advised the court of recent public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial.  On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex.  A new trial date for the Sandoz case has not yet been set.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The seventh ANDA patent suit was filed after Alcon received notice by letter dated March 17, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN® product containing 0.004% travoprost.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014.  Alcon filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product.  The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Par and Apotex cases on TRAVATAN® described below.  Trial has been scheduled to commence March 7, 2011 in this case.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The eighth patent suit was filed after Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada by letter dated April 9, 2009, that Sandoz had filed an Abbreviated New Drug Submission ("ANDS") seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay (until May 25, 2011) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Trial has not yet been scheduled in this case.  Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

The ninth ANDA patent suit was filed after Alcon received notice by letter dated June 1, 2009, that Par Pharmaceutical, Inc. had filed a Paragraph IV certification with its two ANDAs for generic versions of Alcon’s TRAVATAN® and TRAVATAN Z® products.  Par is challenging the following patents listed in the Orange Book for TRAVATAN® and TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253.  All of these patents will expire by the end of 2014.  On July 1, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  All of the cases about TRAVATAN® and TRAVATAN Z® (Barr, Par and Apotex) have now been consolidated.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Par succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with Alcon’s TRAVATAN ® and TRAVATAN Z® products in the United States in December 2011.  Such competition would be expected to impact significantly the Company’s sales and profits.

The tenth ANDA patent suit was filed after Alcon received notice by letter dated June 24, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon’s TRAVATAN Z® product.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253.  All of the patents will expire by the end of 2014.  On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has been scheduled for March 7, 2011 in this case, which has been consolidated with the above-described Barr suit (TRAVATAN®) and Par suit (TRAVATAN® and TRAVATAN Z®) and consolidated further to include the Apotex suit (TRAVATAN®) described below.  Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the TRAVATAN Z® product, if Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN Z® product in the United States in December 2011.  Such competition would be expected to impact significantly the Company’s sales and profits.

The eleventh ANDA patent suit was filed after Alcon received notice by letter dated September 11, 2009, that Apotex Corp. and Apotex Inc. had filed an ANDA for a generic version of Alcon's TRAVATAN® product.  Apotex is challenging all five of the Orange Book listed patents for TRAVATAN®: 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until March 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Barr and Par cases (TRAVATAN® and TRAVATAN Z®) described above.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Apotex succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN ® product in the United States in March 2012.  Such competition would be expected to impact significantly the Company’s sales and profits.

Alcon received notice dated October 19, 2009, that Apotex Corp. and Apotex Inc. have filed an ANDA challenging U.S. Patent No. 5,116,863, which covers Alcon's Patanase® olopatadine hydrochloride nasal spray solution. The patent, which is owned by Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., and licensed to Alcon, has a term extended by regulatory exclusivity that expires October 15, 2011.  Alcon had until December 3, 2009 to file suit and avail itself of the statutory stay on FDA approval of the ANDA.  Had suit been filed by that date, the FDA could not have approved the Apotex ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  In this case, however, the 30-month period would be shortened to coincide with the expiration date of the challenged patent in December 2010 and therefore would be inconsequential.  Moreover, Alcon has regulatory exclusivity for the Patanase® product extending until October

2011.  Under these circumstances, Alcon and Kyowa elected not to file suit.  Alcon also has additional pending patent applications that are potentially relevant to the Patanase® product, which are not currently listed in the FDA Orange Book, and which have not been challenged by Apotex.  These pending applications may or may not issue and may not cover the Patanase® product.   Should Apotex succeed in securing FDA approval and overcoming the challenged patent and any other applicable patents that may issue, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanase® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The twelfth ANDA patent suit was filed after Alcon received notice on December 15, 2009 that Sandoz Inc. (an affiliate of Novartis) had filed an ANDA with a Paragraph IV certification directed to the Alcon and Kyowa patents on Pataday™.  The Sandoz ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis. Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2012) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, because Sandoz is the third filer (behind both Barr and Apotex) and subject to a potential 180-day exclusivity period of the first filer, the 30-month stay is of no practical consequence.  Subject to the possibility of the 180-day exclusivity period that potentially could accrue to Barr (as first filer) relative to the Pataday™ product, if Sandoz were to succeed in overcoming all the challenged patents and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon’s Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company’s sales and profits.

        The thirteenth ANDA patent suit was filed after Alcon received notice that Wockhardt Limited (headquartered in India) has filed an ANDA with a Paragraph IV certification for a generic version of Alcon's Patanol® product.  Wockhardt is challenging U.S. Patent No. 5,641,805, which is jointly owned by Alcon and its raw material supplier, Kyowa Hakko Kirin Co., Ltd.  The challenged patent will expire in 2015.  Wockhardt is not challenging, however, another Kyowa-owned U.S. patent covering Patanol®, which expires on December 18, 2010 (effectively extended until June 2011 by a pediatric extension).  Consequently, Wockhardt's generic challenge poses no threat to the Patanol® product market prior to June 2011.  Alcon and Kyowa filed suit against Wockhardt in the Federal District Court in Indianapolis on February 12, 2010, to avail themselves of the statutory 30-month stay on FDA approval of the proposed generic product.  That 30-month period will expire August 2, 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Sandoz), Wockhardt would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Subject to the possibility of such a 180-day exclusivity period that potentially could accrue to Apotex (as first filer) relative to the Patanol® product, if Wockhardt were to succeed in overcoming the challenged patent and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon’s Patanol® product in the United States.  Such competition would be expected to impact significantly the Company’s sales and profits.

By letter dated February 24, 2010, Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa will have fifty days from the date of the notice letter to file suit and secure a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

Alcon is also enforcing patents against generic challengers in China (Patanol®) and Chile (Vigamox®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100 million.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behavior.  On June 23, 2008, the Company filed its answer and counterclaim in the district court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 12, 2009, Synergetics filed a Motion for Summary Judgment relative to the Company’s counterclaims.  On February 23, 2009, the court granted the Company’s Motions to Dismiss based on Synergetics’s failure to properly plead its claims.  On March 6, 2009, Synergetics filed a Second Amended Complaint.  The Company then filed another Motion to Dismiss directed to the Second Amended Complaint.  That motion was granted in-part and denied in-part on June 4, 2009.  On July 9, 2009, the court granted Synergetics’s Motion for Summary Judgment on the Company’s counterclaims.  The Company believes that it has strong defenses to Synergetics’s claims, but both parties have requested a stay of the litigation to allow settlement discussions to proceed.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the U.S. District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the district court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the U.S. District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  On March 20, 2009, these claims were added to an amended complaint in the '710 patent suit described immediately above, effectively merging the two suits.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.  Synergetics requested that the U.S. Patent and Trademark Office reexamine both patents-in-suit and filed a motion to stay the litigation pending a decision by the Patent Office.  On September 18, 2009, the court granted the motion to stay the litigation.  Alcon filed a motion for reconsideration, but that motion was denied on November 23, 2009.  In view of ongoing settlement discussions, mentioned above, no appeal has been filed.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company’s AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case has been set for trial in August, 2010.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company’s sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company’s affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company’s inequitable conduct counterclaims.  The case has been set for trial March 21, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company’s sales and profits.

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

We currently intend to pay annual dividends on our common shares from earnings up to and including the calendar year 2009, which we expect would be paid in June 2010.  The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law (which may be different than reported U.S. GAAP retained earnings), the proposal by our board of directors, and, ultimately, the approval of our shareholders.  Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders.  Subject to these limitations, we expect to declare a dividend from 2009 operations of CHF 3.95 per common share (or approximately $3.69 per common share at the exchange rates in effect on February 10, 2010).  The Separation Agreement provides that Nestlé will vote in favor of the payment of dividends proposed by our board of directors for so long as it holds a majority of our outstanding common shares.  We are required by Swiss corporate law to declare and pay dividends in Swiss francs.  Holders of record of our common shares will receive dividend payments in U.S. dollars, unless they provide notice to our transfer agent, BNY Mellon Shareowner Services, that they wish to receive dividend payments in Swiss francs.  Holders of our common shares through The Depository Trust Company will receive dividend payments in U.S. dollars, unless they provide notice to The Depository Trust Company that they wish to receive payments in Swiss francs.  The exchange rate applicable to dividend payments will be determined as of a date shortly before the payment date.  BNY Mellon Shareowner Services will be responsible for paying the U.S. dollars or Swiss francs to registered holders of common shares, as the case may be, and we will be responsible for withholding required amounts for taxes.

B.	SIGNIFICANT CHANGES
None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

1.	EXPECTED PRICE
Not Applicable.

2.	METHOD TO DETERMINE EXPECTED PRICE
Not Applicable.

3.	PRE-EMPTIVE EXERCISE RIGHTS
Not Applicable.

4.	STOCK PRICE HISTORY

The following table lists the high and low closing market prices for Alcon's common shares for the periods indicated as reported:

	High	Low
Year ended December 31,
2005	147.60	77.45
2006	138.12	93.24
2007	153.91	109.80
2008	175.47	67.98
2009	166.00	76.34

Year ended December 31,
2008:First quarter	154.53	129.63
Second quarter	167.67	144.33
Third quarter	175.47	159.85
Fourth quarter	164.73	67.98

2009:First quarter	95.19	76.34
Second quarter	117.74	86.28
Third quarter	143.53	112.50
Fourth quarter	166.00	136.23

Month of:
September 2009	143.53	129.57
October 2009	147.63	136.23
November 2009	149.19	141.60
December 2009	166.00	149.76
January 2010	157.00	152.51
February 2010	159.72	155.80

5.	TYPE AND CLASS OF SECURITIES
Not Applicable.

6.	LIMITATIONS OF SECURITIES
Not Applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
Not Applicable.

B.	PLAN OF DISTRIBUTION

Not Applicable.

C.	MARKETS FOR STOCK

Alcon's common shares are listed for trading on the NYSE and are traded under the symbol "ACL".

D.	SELLING SHAREHOLDERS

Not Applicable.

E.	DILUTION FROM OFFERING

Not Applicable.

F.	EXPENSES OF OFFERING

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Alcon, Inc. is registered in the commercial register of the Canton of Zug, Switzerland under number CH-170.3.017.372-9.

As of December 31, 2009, our issued share capital was CHF 60,803,258 on 304,016,290 common shares at CHF 0.20 par value per common share.

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

Share Register

Our share register is kept by BNY Mellon Shareowner Services in New York, New York, which acts as transfer agent and registrar. The share register reflects only record owners of our shares; beneficial owners of common shares holding their shares through The Depository Trust Company, which we refer to as "DTC," are not recorded in our share register.  Shares held through DTC are registered in our share register in the name of DTC's nominee.  We are entitled to accept only those persons as shareholders, usufructuaries or nominees who have been recorded in our share register, and to perform dividend payment and other obligations only to our shareholders of record, including DTC.  A shareholder of record must notify BNY Mellon Shareowner Services of any change in address. Until notice of a change in address has been given, all of our written communication to our shareholders of record shall be deemed to have validly been made if sent to the address recorded in the share register.

Share Certificates

We issue certificates evidencing our common shares to our shareholders of record, unless shares are held in uncertificated position through the DTC’s book-entry Direct Registration System.

Transfers of Common Shares

Beneficial owners of our common shares, as well as registered owners with uncertificated positions, may transfer their shares through the DTC’s book-entry Direct Registration System.  Common shares held of record represented by share certificates may be transferred only by delivery of the share certificates representing those common shares duly endorsed or accompanied by an executed stock power.  A transferee who wishes to become a shareholder of record must deliver the duly executed certificate in a form proper for transfer to our transfer agent and registrar, BNY Mellon Shareowner Services, in order to be registered in our share register (Aktienregister).

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

Preferred Shares

As of December 31, 2009, no Alcon preferred shares were authorized, issued or outstanding.

Future Share Issuances

Under Swiss law, all decisions with respect to capital increases, whether of common or nonvoting preferred shares and whether for cash, non-cash or no consideration, are subject to the approval or authorization by shareholders.

Creation of Conditional Share Capital for the Amended 2002 Alcon Incentive Plan.  As of December 31, 2009, our share capital may be increased by a maximum aggregate amount of CHF 3,247,582 through the issuance of a maximum of 16,237,910 fully paid common shares, subject to adjustments to reflect share splits, upon the exercise of options to purchase common shares.  New common shares will be issued upon the exercise of options which our management, employees and directors may be granted pursuant to the Amended 2002 Alcon Incentive Plan.  The grant of these options and the issuance of the underlying common shares upon option exercises will not entitle our shareholders to preemptive rights.  The exercise price of the stock options shall be no less than the market price of common shares upon the date of grant of the options.  See "Management-Amended 2002 Alcon Incentive Plan."

At December 31, 2009, 11,596,391 common shares, including 336,984 common shares during 2009, had been issued cumulatively from conditional share capital pursuant to the exercise of stock options and restricted share units granted under the Amended 2002 Alcon Incentive Plan.  Another 2,165,699 shares of conditional capital were issued in 2002 as contingent restricted shares; for which the last condition for vesting expired January 1, 2006.

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

The 2010 annual general meeting of shareholders is scheduled for May 20, 2010 in Zug, Switzerland.

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

Powers and Duties

Pursuant to Swiss corporate law, our shareholders have the exclusive right to decide on the following matters:

•	adoption and amendment of our Articles of Association;

•	election of members of our board of directors, statutory auditors and the special auditors;

•	approval of our annual report, our statutory financial statements and our consolidated financial statements;

•	payments of dividends and any other distributions to shareholders;

•	discharge of the members of our board of directors from liability for previous business conduct to the extent such conduct is known to the shareholders; and

•	any other resolutions which are submitted to a shareholders' meeting pursuant to law, our Articles of Association or by voluntary submission by our board of directors.

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

Conflicts of Interest

Swiss law does not have a general provision regarding conflicts of interest. However, the Swiss Federal Code of Obligations requires directors and officers to safeguard the interests of the company and, in this connection, imposes duties of care and loyalty.  This rule is generally understood as disqualifying directors and officers from participating in decisions directly affecting them.  A breach of these provisions results in the breaching director or officer incurring personal liability to us.  Our Organizational Regulations and Corporate Governance Guidelines provide special provisions addressing conflicts of interest of directors and requiring that interested directors abstain from voting on matters involving such a conflict of interest.  In addition, under Swiss law, payments made to a shareholder or a director or any persons associated therewith, other than on arm's length terms, must be repaid to us if the recipient of the payment was acting in bad faith.

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

Dissolution; Merger

We may be dissolved at any time with the approval of two-thirds of the common shares represented at a shareholders' meeting.  Swiss law also requires the approval of two-thirds of the common shares represented at a shareholders' meeting in case of (i) a merger, (ii) a demerger or (iii) a conversion.  Furthermore, we believe our Organizational Regulations provide that our board of directors may only approve a decision with respect to a merger, takeover, other business combination or related party transaction of Alcon with its majority shareholder if a majority of the Independent Director Committee so recommends; however, we cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.  Dissolution by court order is possible if we become bankrupt, or for cause at the request of shareholders holding at least 10% of our share capital.  Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up par value of shares held, subject to a Swiss withholding tax of 35% on the amount exceeding the paid-up par value.  See "Taxation-Swiss Tax Considerations-Swiss Withholding Tax on Dividends and Similar Distributions."

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

Our Articles of Association provide that the term of office for each director is three years, with the interval between two annual general meetings being deemed a year for this purpose.  The initial term of office for each director will be fixed in such a way as to assure that about one-third of all the members must be newly elected or re-elected every year.  Swiss law permits staggered terms for directors.  Non-executive directors currently may only be appointed for up to three terms of office.  However, the board of directors has approved to propose to the shareholders at the annual general meeting to be held on May 20, 2010 to amend the Articles of Association in order to allow non-executive directors to be appointed for up to four terms of office.  Our Organizational Regulations provide that directors will retire from office no later than the annual general meeting after their 72nd birthday.

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

Certain Anti-Takeover Provisions

Business Combinations

We believe that, pursuant to the Separation Agreement and our Organizational Regulations, certain mergers, takeovers or other business combinations involving us must be approved by a majority of the Independent Director

Committee, which is charged with protecting the interests of minority shareholders, as well as by the full board of directors.

The Independent Director Committee is charged with protecting the interests of minority shareholders to evaluate and decide upon (i) a proposed merger, takeover, other business combination or related party transaction of Alcon with its majority shareholder or any group company of the majority shareholder, (ii) a proposed bid for the minority shareholdings of Alcon by any entity owning a majority of our outstanding voting rights or (iii) a proposed repurchase by us of all of our shares not owned by an entity owning a majority of the outstanding voting rights of Alcon.  We believe our board of directors may only approve a decision with respect to any of these matters if a majority of the Independent Director Committee so recommends; however, we cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

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

Auditors and Special Auditors

In May 2009, the shareholders elected KPMG AG as Auditors for a one-year term of office. KPMG AG meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies.  To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG AG will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA).  KPMG LLP also was retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.  The shareholders re-elected OBT AG, Zurich, as special auditors for a one-year term of office.  OBT AG meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies.  The auditors and the special auditors are elected for a term ending at our next annual general shareholders' meeting.

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

1.
As of December 31, 2009, the Company had a $2.0 billion Commercial Paper Program (the "CP Program").  As of December 31, 2009, $286 million of commercial paper was outstanding under the CP Program at an average interest rate of 0.1% before fees.  Nestlé guarantees the commercial paper issued under the CP Program and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. Nestlé's guarantee permits the Company to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained.  We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the CP Program are comparable to the fees that would be paid in an arm's length transaction.  Total fees paid to Nestlé for the years ended December 31, 2009, 2008 and 2007 were less than $1 million in each year.

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

2.
The Company had available commitments of $220 million under unsecured demand notes payable to various Nestlé affiliates; at December 31, 2009, $7 million was outstanding under these demand notes.  The demand notes are committed for less than one year and accrue interest at rates consistent with local borrowing rates.

3.
On January 1, 2004, the Company entered into an agreement whereby Nestec S.A., an affiliate of Nestlé, provides certain treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction.  The agreement may be terminated with 60 days' written notice.  This agreement replaced a prior agreement with Nestlé to provide similar services.  Total fees paid to Nestec S.A. for the years ended December 31, 2009, 2008 and 2007 were $1 million in 2009 and less than $1 million annually in 2008 and 2007.

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

8.
On December 21, 2009, Alcon entered into a letter agreement with Merrick R. McCracken for the position of Senior Vice President, Global Human Resources.  Pursuant to the terms of the agreement, Alcon will pay Mr. McCracken an annual base salary and he will be eligible for an annual performance bonus based upon the achievement of mutually agreed upon performance objectives.  If Alcon, Inc. undergoes a change of control and Mr. McCracken’s employment with Alcon or the successor entity is terminated without cause or there is a material reduction in his responsibilities or a change in geographic location for his performance six months preceding or one year following such a change of control, Alcon or the successor entity will pay Mr. McCracken a lump sum payment.  The agreement provides that Mr. McCracken is eligible to participate in and receive various benefits under the programs generally available to members of Alcon’s senior management.

D.	EXCHANGE CONTROLS

Other than in connection with government sanctions that may currently be imposed on Belarus, the Democratic Republic of Congo, Guinea, the Islamic Republic of Iran, Republic of Iraq, Ivory Coast, Lebanon, Liberia, Myanmar (Burma), the Democratic People's Republic of Korea (North Korea), Sierra Leone, Sudan, Somalia, Zimbabwe, persons related to the assassination of Rafik Hariri, on certain persons from the former Republic of Yugoslavia, and on persons or organizations with links to Osama bin Laden, the "al-Qaeda" group or the Taliban, and any other similar sanctions that the Swiss government may impose against various countries, regimes or parties, there are currently no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

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

As of January 1, 2010, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries.

Albania	France	Luxembourg	Singapore
Algeria	Germany	Macedonia	Slovak Republic
Argentina	Greece	Malaysia	Slovenia
Armenia	Hungary	Mexico	South Africa
Australia	Iceland	Moldova	South Korea
Austria	India	Mongolia	Spain
Azerbaijan	Indonesia	Morocco	Sri Lanka
Bangladesh	Iran	Netherlands	Sweden
Belarus	Israel	New Zealand	Thailand
Belgium	Italy	Norway	Trinidad and Tobago
Bulgaria	Ivory Coast	Pakistan	Tunisia
Canada	Jamaica	People's Republic of China	Ukraine
Croatia	Japan	Philippines	United Kingdom
Czech Republic	Kazakhstan	Poland	United States
Denmark	Kuwait	Portugal	Uzbekistan
Ecuador	Kyrgyzstan	Republic of Ireland	Venezuela
Egypt	Latvia	Romania	Vietnam
Estonia	Liechtenstein	Russia
Finland	Lithuania	Serbia and Montenegro

In addition, new treaties have been signed with Chile, Colombia, Malta and Turkey.  These treaties are not yet in force, however.  By exchange of notes, extension of the 1954 Treaty with the United Kingdom applies to Antigua and Barbuda, Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Malawi, Montserrat, St. Kitts and Nevis, Anguilla, St. Lucia, St. Vincent and Zambia.  By extension of notes, the 1973 Treaty with Denmark applies to the Faroe Islands.

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

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position. At December 31, 2009, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.3% at December 31, 2009) instrument.  At December 31, 2009, the fair value of the interest rate swap was $1 million, based on market data, including the relevant interest rate.  The equivalent notional principal amount at December 31, 2009 was $54 million.

At December 31, 2009, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

		Annual Pretax Earnings Effect
	Fair Value/	100 Basis	100 Basis
	Notional Amount	Points Decrease	Points Increase
	Segment	in Rates	in Rates
Variable Rate Instruments		(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$3,007	$(30)	$30

Liabilities:
Short Term Debt - Variable Rate	607	6	(6)
Interest Rate Swaps – Variable Rate	54	1	(1)

Net		$(23)	$23

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters.  The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $499 million at December 31, 2009, of which $179 million were U.S. government and agency securities, $154 million were a senior secured bank loans fund, $98 million were mortgage-backed securities and a related fund, $43 million were corporate debt securities, and $25 million were certain other investments.  The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 16% of the outstanding balance of gross accounts receivable; however, no single customer accounted for more than 10% of the Company's consolidated sales in the year ended December 31, 2009.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 23 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

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

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates.  Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations primarily would offset gains or losses on the underlying foreign currency assets or liabilities.  Regarding foreign currency forward contracts, an instantaneous 10% appreciation in the value of foreign currencies against the U.S. dollar at December 31, 2009 would have decreased our earnings before income taxes by approximately $52 million.  We believe that such losses would be offset primarily by gains on the underlying foreign currency assets or liabilities.

At December 31, 2009, our financial instruments were as follows:

$468 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

$2 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$52 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany loans held by Alcon and local taxes (denominated in euros, British pounds sterling and Swiss francs).

Equity and Other Market Risk

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of market conditions late in 2008.   In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and real estate investment trusts in an effort to reduce investment portfolio volatility.  In January 2009, the Company sold its investment in real estate investment trusts. The Company filed redemption requests with the managers of the hedge funds and received the majority of the proceeds of these redemptions during 2009.  Proceeds from these liquidations in 2009 were reinvested primarily in cash, cash equivalents and investment-grade fixed income investments.  The Company expects to receive additional proceeds from the remaining hedge funds redemptions during 2010.

We purchase equity securities and other investments as part of our overall investment strategy for corporate liquidities.  The Company's investments are professionally managed by firms with long term performance records.  Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly.  At December 31, 2009, the fair value of the Company's equity securities and hedge funds were $31 million and $22 million, respectively.  The equity securities were classified as available-for-sale, while the hedge funds were classified as trading securities.

The values of these investments are subject to market price volatility.  The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

	Value of Securities Given		Value of Securities Given
	Hypothetical 10% Decline	Fair Value as of	Hypothetical 10% Increase
	in Price of All Securities	December 31, 2009	in Price of All Securities
		(in millions)
Equities	$28	$31	$34
Hedge funds	20	22	24

Total	$48	$53	$58

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

Alcon has adopted a Code of Business Conduct and Ethics that applies to all employees, including its Chief Executive Officer, Chief Financial Officer and its principal accounting officer.  The Company has posted this Code of Ethics to its website, www.alcon.com, where it is publicly available.  In addition, Alcon will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders without charge upon request.  All such requests should be sent in writing to Global Compliance, Alcon Laboratories, Inc., 6201 South Freeway, TA2-2, Fort Worth, Texas 76134.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate worldwide fees billed by KPMG LLP and its affiliates for professional services to the Company were $6.1 million in 2009 and $6.0 million in 2008, as noted below.

	2009	2008
	(in thousands)

Audit fees (1)	$5,790	$5,698
Audit-related fees (2)	57	58
Tax fees (3)	240	189
All other fees (4)	47	57
Total fees	$6,134	$6,002

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

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations.  All fees disclosed for the fiscal years ended December 31, 2009 and 2008 have been approved by the Audit Committee, subject to the policy and procedures described below.

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

The following table provides information with respect to purchases made during the year ended December 31, 2009 by or on behalf of Alcon or any "affiliated purchaser," of its common shares that are registered pursuant to Section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number of
	Total Number of	Average Price	as Part of Publicly	Shares That May Yet
	Shares Purchased	Paid	Announced Plans or	Be Purchased under the
Period	(a)(b)(c)	per Share	Programs (a)(b)(c)	Plans or Programs (d)(e)

January 1 to 31, 2009	448	$89.07	448	1,838,403
February 1 to 28, 2009	48,873	81.97	48,873	1,789,530
March 1 to 31, 2009	173	82.44	173	1,789,357
April 1 to 30, 2009	10,971	91.08	10,971	1,778,386
May 1 to 31, 2009	533	94.55	533	1,777,853
June 1 to 30, 2009	452	111.85	452	1,777,401
July 1 to 31, 2009	88	120.45	88	1,777,313
August 1 to 31, 2009	322	128.50	322	1,776,991
September 1 to 30, 2009	618	136.28	618	1,776,373
October 1 to 31, 2009	5,924	139.46	5,924	1,770,449
November 1 to 30, 2009	1,071	144.77	1,071	1,769,378
December 1 to 31, 2009	5,349	160.83	5,349	1,764,029
Total	74,822	95.40	74,822	N/A

(a)	Based on settlements occurring within the month.

(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)
In addition to the purchases disclosed in this table, during 2009 the Company also acquired 5,420 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)
On September 7, 2007, Alcon's board of directors authorized the purchase in the market of up to 2,000,000 Alcon common shares.  The Company plans to use the acquired shares to cover the expected future exercises of employee share-based awards.  From time to time, the Company may purchase shares in the open market.

(e)
In 2008, as a result of the agreement between Nestlé and Novartis discussed in note 17 to the consolidated financial statements, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company has continued to acquire shares withheld from employees’ exercises of share-based awards to cover their taxes.

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

In addition, certain of the NYSE's corporate governance standards allow for an exemption for "controlled companies," as defined under the NYSE listing standards.  The NYSE listing standards require a controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination.  Alcon has determined that it is a controlled company for purposes of the NYSE listing standards, as approximately 52% of the outstanding common shares of Alcon are owned by Nestlé S.A., and Nestlé has the right to appoint five of the eleven members of our board of directors.  The second table below identifies the NYSE listing standards from which Alcon has elected to use the controlled company exemption.

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

The Amended 2002 Alcon Incentive Plan was amended by action of the board of directors without necessity of obtaining shareholder approval.  Pursuant to Swiss law, shareholder approval is not required to make material amendments to employee equity incentive plans.  Rather, the authority to do so lies with the board of directors.  However, shareholder approval is required to increase conditional capital if the number of shares required to satisfy the Amended 2002 Alcon Incentive Plan exceeds the existing conditional capital and the treasury shares available.

NYSE rules under which Alcon claims exemption as a controlled company	Alcon's practice
A majority of the directors of a U.S. listed company's board must be independent.
Alcon's board consists of (i) three independent directors, (ii) five directors that either are or have been affiliated with Nestlé, (iii) one director that is affiliated with Novartis, (iv) the non-executive chairman and (v) the CEO of Alcon Laboratories.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page Reference
ALCON, INC. AND SUBSIDIARIES:
Management's Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2009 and 2008	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2009, 2008 and 2007	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2009, 2008 and 2007	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2009, 2008 and 2007	F-8
Notes to Consolidated Financial Statements	F-9

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit
No.	Description
1.1	Registrant's Articles of Association, as of February 23, 2010
(Incorporated by reference to Exhibit 99.4 of Registrant's Report on
Form 6-K filed on March 11, 2010)
1.2	Registrant's Organizational Regulations, as of February 10, 2009
(Incorporated by reference to Exhibit 99.1 and Exhibit 99.2
of Registrant's Report on Form 6-K filed on February 13, 2009)
2.1	The Registrant agrees to furnish copies of any instruments defining the rights of holders of long term debt of the Registrant and its consolidated subsidiaries to the Commission upon request.
4.1	Amended 2002 Alcon Incentive Plan effective January 1, 2010
(Incorporated by reference to Exhibit 99.1 to the Registrant's Registration
Statement on Form S-8 filed on October 29, 2009, File No. 333-162738)
4.2	Alcon Executive Deferred Compensation Plan
(Incorporated by reference to Exhibit 99.1
of Registrant's Report on Form 6-K filed on March 5, 2009)
4.3	Alcon 401(k) Retirement Plan and Trust
(Incorporated by reference to Exhibit 99.1 to the Registrant's Registration
Statement on Form S-8 filed on October 29, 2009, File No. 333-162736)
4.4	Alcon Excess 401(k) Plan
(Incorporated by reference to Exhibit 99.5
of Registrant's Report on Form 6-K filed on March 5, 2009)
4.5	Alcon Supplemental Executive Retirement Plan for Alcon Holdings, Inc.
and Affiliated Entities (Incorporated by reference to Exhibit 99.2 of Registrant's Report on Form 6-K filed on March 5, 2009)
4.6	Commercial Paper Guarantee (Incorporated by reference
to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F
filed on March 31, 2003)
4.7	Investment Services Agreement with Nestec S.A. effective January 1, 2004
(Incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F filed on March 15, 2005)
4.8	Separation Agreement between Nestlé S.A. and Alcon, Inc., dated February
22, 2002 (Incorporated by reference to Exhibit 10.1 to the Registrant's
Registration Statement on Form F-1 filed on February 22, 2002)
4.9	Guarantee Fee and Commercial Paper Program Services Agreement among
Nestlé S.A., Alcon, Inc. and Alcon Capital Corporation which documents a pre-existing arrangement, effective October 28, 2002 (Incorporated by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F filed on March 15, 2006)
4.10	Alcon Supplemental Executive Retirement Plan for Alcon, Inc. as
Successor to Alcon Holdings, Inc. and Affiliated Entities (Incorporated by
reference to Exhibit 99.3 of Registrant's Report on Form 6-K filed on
March 5, 2009)
4.11	Alcon Supplemental Executive Retirement Plan II for Alcon, Inc. as
Successor to Alcon Holdings, Inc. and Affiliated Entities (Incorporated by
reference to Exhibit 99.4 of Registrant's Report on Form 6-K filed on
March 5, 2009)
4.12	Amended and Restated Registration Rights Agreement dated as of
December 10, 2009 between Alcon, Inc. and Nestlé S.A. (Incorporated by reference to Exhibit 99.2 of Registrant's Report on Form 6-K filed on March 11, 2010)

EXHIBIT INDEX (continued)

Exhibit
No.	Description
4.13	Registration Rights Agreement dated as of December 10, 2009 between
Alcon, Inc. and Novartis AG (Incorporated by reference to Exhibit 99.3 of Registrant's Report on
Form 6-K filed on March 11, 2010)
4.14	Shareholder Coordination Letter Agreement dated December 10, 2009 between Alcon, Inc., Nestlé S.A. and Novartis AG (Incorporated by reference to Exhibit 99.1 of Registrant's Report on Form 6-K filed on March 11, 2010)
8.1	Significant Subsidiaries of the Registrant (Incorporated by reference to
Exhibit 8.1 to the Registrant's Annual Report on Form 20-F filed on
March 17, 2009)
12.1	Certification of Chief Executive Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
12.2	Certification of Chief Financial Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
13.1	Certification Furnished Pursuant to 18 U.S.C. Section 1350 as
adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alcon, Inc.
(Registrant)

/s/ Richard J. Croarkin
Richard J. Croarkin, Senior Vice President, Finance and
Chief Financial Officer

Date:
March 16, 2010

INDEX TO FINANCIAL STATEMENTS

Page
Reference
ALCON, INC. AND SUBSIDIARIES:
Management's Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2009 and 2008	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2009, 2008 and 2007	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2009, 2008 and 2007	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2009, 2008 and 2007	F-8
Notes to Consolidated Financial Statements	F-9

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

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.  In making this assessment, it used the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has concluded that, as of December 31, 2009, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Kevin J. Buehler	/s/ Richard J. Croarkin
Kevin J. Buehler	Richard J. Croarkin
President and	Senior Vice President, Finance
Chief Executive Officer	and Chief Financial Officer

March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcon, Inc.'s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited Alcon, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control--Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 15, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 15, 2010

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$3,007	$2,449
Short term investments	479	564
Trade receivables, net	1,346	1,168
Inventories	626	574
Deferred income tax assets	162	221
Other current assets	213	243

Total current assets	5,833	5,219
Long term investments	73	24
Property, plant and equipment, net	1,304	1,138
Intangible assets, net	255	91
Goodwill	688	645
Long term deferred income tax assets	391	342
Other assets	142	92

Total assets	$8,686	$7,551

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$321	$199
Short term borrowings	607	1,059
Current maturities of long term debt	--	1
Other current liabilities	1,047	931

Total current liabilities	1,975	2,190

Long term debt, net of current maturities	56	61
Long term deferred income tax liabilities	59	22
Other long term liabilities	691	587
Contingencies (note 18)
Shareholders' equity:
Common shares, par value CHF 0.20 per share; 320,254,200
shares authorized, 304,016,290 shares issued and 299,550,733 shares outstanding at December 31, 2009;
321,297,600 shares authorized, 304,722,706 shares issued and
298,648,353 shares outstanding at December 31, 2008	42	42
Additional paid-in capital	1,535	1,449
Accumulated other comprehensive income	203	80
Retained earnings	4,533	3,699
Treasury shares, at cost; 4,465,557 shares at December 31, 2009;
and 6,074,353 shares at December 31, 2008	(408)	(579)

Total shareholders' equity	5,905	4,691

Total liabilities and shareholders' equity	$8,686	$7,551

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2009	2008	2007
	(in millions, except share data)

Sales	$6,499	$6,294	$5,599
Cost of goods sold	1,614	1,472	1,398

Gross profit	4,885	4,822	4,201
Selling, general and administrative	1,935	1,961	1,694
Research and development	665	619	564
In process research and development	--	--	9
Amortization of intangibles	24	29	51

Operating income	2,261	2,213	1,883
Other income (expense):
Gain (loss) from foreign currency, net	(3)	(21)	11
Interest income	46	76	69
Interest expense	(16)	(51)	(50)
Other, net	25	(134)	16

Earnings before income taxes	2,313	2,083	1,929
Income taxes	306	36	343

Net earnings	$2,007	$2,047	$1,586

Basic earnings per common share	$6.72	$6.86	$5.32

Diluted earnings per common share	$6.66	$6.79	$5.25

Basic weighted average common shares	298,847,072	298,504,732	298,353,894
Diluted weighted average common shares	301,348,181	301,582,676	302,162,019

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2009, 2008 and 2007

	Common Shares			Accumulated
	Number		Additional	Other
	of Shares		Paid-in	Comprehensive	Retained	Treasury
	Outstanding	Amount	Capital	Income	Earnings	Shares	Total
	(in millions, except share data)

Balance, December 31, 2006	301,182,404	$44	$1,065	$127	$3,202	$(1,524)	$2,914

Comprehensive income:
Net earnings	--	--	--	--	1,586	--	1,586
Change in net unrealized gains
(losses) on investments	--	--	--	(10)	--	--	(10)
Foreign currency translation adjustments	--	--	--	101	--	--	101
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	(15)	--	--	(15)
Total comprehensive income							1,662

Adjustment to initially apply
guidance for uncertain tax positions	--	--	--	--	30	--	30
Share-based payments	--	--	84	--	--	--	84
Share award transactions	4,144,557	--	60	--	--	130	190
Tax benefits on share award transactions	--	--	111	--	--	--	111
Treasury shares acquired	(7,664,255)	--	--	--	--	(1,003)	(1,003)
Share cancellation	--	(1)	(20)	--	(813)	834	--
Dividends on common shares	--	--	--	--	(613)	--	(613)
Balance, December 31, 2007	297,662,706	43	1,300	203	3,392	(1,563)	3,375

Comprehensive income:
Net earnings	--	--	--	--	2,047	--	2,047
Change in net unrealized gains
(losses) on investments	--	--	--	(7)	--	--	(7)
Foreign currency translation adjustments	--	--	--	(89)	--	--	(89)
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	(27)	--	--	(27)
Total comprehensive income							1,924

Adjustment for new pension plan
measurement date, net of taxes	--	--	--	--	(1)	--	(1)
Share-based payments	--	--	83	--	--	--	83
Share award transactions	2,031,562	--	25	--	(8)	108	125
Tax benefits on share award transactions	--	--	61	--	--	--	61
Treasury shares acquired	(1,045,915)	--	--	--	--	(127)	(127)
Share cancellation	--	(1)	(21)	--	(981)	1,003	--
Dividends on common shares	--	--	1	--	(750)	--	(749)
Balance, December 31, 2008	298,648,353	42	1,449	80	3,699	(579)	4,691

Comprehensive income:
Net earnings	--	--	--	--	2,007	--	2,007
Change in net unrealized gains
(losses) on investments	--	--	--	40	--	--	40
Foreign currency translation adjustments	--	--	--	71	--	--	71
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	12	--	--	12
Total comprehensive income							2,130

Adjustment for acquisition of
noncontrolling interest	--	--	(12)	--	--	--	(12)
Share-based payments	--	--	74	--	--	--	74
Share award transactions	977,202	--	5	--	(2)	52	55
Tax benefits on share award transactions	--	--	22	--	--	--	22
Treasury shares acquired	(74,822)	--	--	--	--	(7)	(7)
Share cancellation	--	--	(3)	--	(123)	126	--
Dividends on common shares	--	--	--	--	(1,048)	--	(1,048)
Balance, December 31, 2009	299,550,733	$42	$1,535	$203	$4,533	$(408)	$5,905

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2009	2008	2007
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$2,007	$2,047	$1,586
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	194	167	159
Amortization of intangibles	24	29	51
In process research and development	--	--	9
Share-based payments	74	83	84
Tax benefit from share-based compensation	5	8	16
Deferred income taxes	51	(146)	(26)
Loss (gain) on sale of assets	49	12	(12)
Loss on impairment of available-for-sale securities	--	37	--
Unrealized depreciation (appreciation) on trading
securities	(76)	85	--
Other, net	1	7	2
Changes in operating assets and liabilities, net of
effects from business acquisition:
Trading securities	--	--	(405)
Trade receivables	(144)	(121)	(95)
Inventories	(6)	(79)	3
Other assets	(13)	25	(129)
Accounts payable	118	(8)	23
Other current liabilities	100	62	87
Other long term liabilities	32	(176)	117

Net cash from operating activities	2,416	2,032	1,470
Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(342)	(302)	(227)
Acquisition of business, net of cash acquired	(149)	(23)	(111)
Purchases of intangible assets	(8)	(26)	--
Purchases of investments	(1,261)	(1,099)	(37)
Proceeds from sales and maturities of investments	1,362	1,081	145
Other, net	8	4	3
Net cash from investing activities	(390)	(365)	(227)
Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(492)	(633)	729
Proceeds from issuance of long term debt	--	--	1
Repayment of long term debt	(6)	(2)	(6)
Dividends on common shares	(1,048)	(749)	(613)
Acquisition of treasury shares	(7)	(127)	(1,003)
Proceeds from exercise of stock options	55	125	190
Tax benefits from share-based payment
arrangements	17	53	95

Net cash from financing activities	(1,481)	(1,333)	(607)

Effect of exchange rates on cash and cash equivalents	13	(19)	9

Net increase in cash and cash equivalents	558	315	645
Cash and cash equivalents, beginning of year	2,449	2,134	1,489

Cash and cash equivalents, end of year	$3,007	$2,449	$2,134
See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé").  During July 2008, Nestlé sold approximately 74 million of its Alcon common shares to Novartis AG.  At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon. In January 2010, Novartis exercised its call option for Nestlé's remaining Alcon common shares and proposed a merger of Alcon with and into Novartis, as discussed in note 17.

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

Intangible assets, net, include acquired customer base, trademarks, patents and licensed technology.  The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 4 to 20 years.

Intangible assets, net, also include the costs of purchased in process research and development projects.  The costs of these projects are not amortized but are tested for impairment at least annually and the projects are monitored to determine if commercialization has been achieved.  If these projects reach commercialization, the related costs will be amortized over the useful lives of the respective assets.

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

The overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) is shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income.  Effective January 1, 2008, the Company adopted a provision to measure the funded status of a plan as of the date of its year-end balance sheet.  The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $1, net of taxes) to retained earnings as of January 1, 2008.  Retrospective application was not permitted.

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

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales.  To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

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

(o)   Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $129, $144 and $143 in 2009, 2008 and 2007, respectively.

Shipping and handling costs amounted to $70, $76 and $66 in 2009, 2008 and 2007, respectively.

Legal costs are expensed during the period incurred.

(p)   Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards.  The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment.  Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations.  Taxes have not been provided on permanent investments in certain subsidiaries that would be taxable in the event of liquidation.  Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q)   Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period.  The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding.  Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and performance share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2009	2008	2007

Basic weighted average common shares outstanding	298,847,072	298,504,732	298,353,894
Effect of dilutive securities:
Employee stock options	1,807,211	2,585,873	3,606,985
Share-settled stock appreciation rights	414,799	300,834	98,358
Share-settled restricted share units and performance
share units	187,543	49,786	14,555
Contingent restricted common shares	91,556	141,451	88,227

Diluted weighted average common shares outstanding	301,348,181	301,582,676	302,162,019

Certain executives of the Company had deferred the receipt of 118,180 and 146,883 Alcon common shares at December 31, 2009 and 2008, respectively, into the Alcon Executive Deferred Compensation Plan discussed in note 14.  Alcon common shares held in the plan were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the years ended December 31, 2009, 2008 and 2007 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2009	2008	2007

Stock options	125	497,805	--
Share-settled stock appreciation rights	5,850	3,628,998	13,402

The effect of their inclusion would have been anti-dilutive.

(r)   Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and the changes in the funded status of defined benefit postretirement plans and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s)   Share-Based Compensation

U.S. GAAP requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company estimates the "fair value" of share-based payment awards as of the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period.  Share-based compensation expenses recognized in net earnings were based on awards ultimately expected to vest, and therefore the amounts were reduced for estimated forfeitures.  The Company estimates forfeitures at the time of grant and revises, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates.  Excess tax benefits related to share-based compensation are reflected as financing cash flows rather than operating cash flows.

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

(t)    Treasury Shares

Treasury shares are accounted for by the cost method.  The board of directors has approved the purchase of Alcon common shares for various purposes as described in notes 13 and 17.

(u)   Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date.  Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period.  Such costs are estimated based on actual cost experience.

(v)   Reclassifications

In note 11, certain reclassifications were made to prior year amounts to conform with current year presentation.  These reclassifications had no effect on reported earnings, working capital or shareholders' equity.

(2)	Cash Flows__Supplemental Disclosures

	2009	2008	2007

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for the following:

Interest expense, net of amount capitalized	$14	$53	$48

Income taxes	$262	$232	$162

Supplemental Disclosure of Noncash Financing Activities:

a)
During the years ended December 31, 2009, 2008 and 2007, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 5,420 shares, 17,622 shares and 18,969 shares, respectively.  (See note 13 for discussion of restricted common shares.)  The forfeited shares were recorded as treasury shares during the respective periods.

b)
During the year ended December 31, 2009, 1,085 treasury shares, representing previously declared dividends applicable to common shares withdrawn from the Alcon Executive Deferred Compensation Plan, were delivered to plan participants.  No such shares were delivered in 2008 and 2007.

Changes in Presentation:

A revision to the Financial Instruments Topic 825-10-45 in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB") became effective for fiscal years beginning after November 15, 2007 and generally does not permit retrospective application.  This revision directs entities to classify cash receipts and cash payments related to items measured at fair value according to their nature and purpose.  As a result, cash receipts and payments related to trading securities, which were reported in net cash from operating activities in 2007, were reported in cash flows from investing activities in 2009 and 2008 and cash flows for 2009 and 2008 are not directly comparable to those reported in 2007.  Cash payments and receipts related to available-for-sale securities have been included in cash flows from investing activities in 2009, 2008 and 2007.

(3)	Supplemental Balance Sheet Information

	December 31,
	2009	2008
Cash and Cash Equivalents
Cash	$195	$148
Cash equivalents on deposit with Nestlé	10	6
Cash equivalents -- other	2,802	2,295

Total	$3,007	$2,449

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2009	2008
Trade Receivables, Net
Trade receivables	$1,389	$1,213
Allowance for doubtful accounts	(43)	(45)

Net	$1,346	$1,168

	2009	2008	2007
Allowance for Doubtful Accounts
Balance at beginning of year	$45	$34	$30
Bad debt expense	6	13	4
Charge-off (recoveries), net	(8)	(2)	--

Balance at end of year	$43	$45	$34

	December 31,
	2009	2008
Inventories
Finished products	$375	$358
Work in process	50	40
Raw materials	201	176

Total	$626	$574

	December 31,
	2009	2008

Other Current Assets
Prepaid expenses	$57	$52
Prepaid income taxes	58	75
Other	98	116

Total	$213	$243

	December 31,
	2009	2008

Property, Plant and Equipment, Net
Land and improvements	$29	$28
Buildings and improvements	828	757
Machinery, other equipment and software	1,566	1,358
Construction in progress	227	175

Total	2,650	2,318

Accumulated depreciation	(1,346)	(1,180)

Net	$1,304	$1,138

Construction in progress at December 31, 2009 consisted primarily of initial construction of a new manufacturing facility in Singapore and various plant expansion and upgrade projects.  Commitments related to these projects at December 31, 2009 totaled $96.

	December 31,
	2009	2008

Other Current Liabilities
Deferred income tax liabilities	$9	$9
Payables to affiliates	2	8
Accrued warranties	9	7
Accrued compensation	333	308
Accrued taxes	201	187
Accrued product rebates	221	172
Other	272	240

Total	$1,047	$931

	2009	2008	2007

Warranty Reserve
Balance at beginning of year	$7	$7	$7
Warranty expense	12	12	9
Warranty payments, net	(10)	(12)	(9)

Balance at end of year	$9	$7	$7

	December 31,
	2009	2008
Other Long Term Liabilities
Pension plans	$423	$375
Postretirement healthcare plan	99	146
Deferred compensation	29	24
Long term income tax liabilities (note 10)	57	29
Minority interest (note 19)	--	1
Other	83	12

Total	$691	$587

	December 31,
	2009	2008

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$265	$194
Unrealized gains (losses) on investments, net of income taxes	30	(10)
Unrecognized postretirement benefits losses and prior service costs, net of tax
benefits	(92)	(104)

Total	$203	$80

At December 31, 2009, the portion of retained earnings that was available under Swiss law for the payment of dividends was $2,665.

For the years ended December 31, 2009, 2008 and 2007, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

		2009		2008		2007

Dividends per common share in Swiss francs	CHF	3.95	CHF	2.63	CHF	2.50

Dividends per common share measured in U.S. dollars		$3.50		$2.50		$2.04

Total dividends on common shares measured in U.S. dollars		$1,048		$750		$613

(4)	Investments

At December 31, 2009 and 2008, investments were as follows:

	2009	2008

Short term investments:
Trading securities	$22	$433
Available-for-sale investments	457	131

Total short term investments	$479	$564

Long term investments—available-for-sale investments	$73	$24

At December 31, 2009 and 2008, trading securities were as follows:

	2009		2008
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains (Losses)	Value	Gains (Losses)	Value

Total trading securities	$(9)	$22	$(85)	$433

At December 31, 2009, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
U.S. government and agency securities	$129	$--	$(1)	$128
Mortgage-backed securities fund	75	7	--	82
Mortgage-backed securities	6	--	--	6
Senior secured bank loans fund	131	23	--	154
Corporate debt securities	43	--	--	43
Equity securities	29	--	--	29
Other investments	15	--	--	15

Total short term investments	428	30	(1)	457

Long term investments:
U.S. government and agency securities	52	--	(1)	51
Mortgage-backed securities	10	--	--	10
Equity securities	2	--	--	2
Other investments	8	2	--	10

Total long term investments	72	2	(1)	73

Total available-for-sale investments	$500	$32	$(2)	$530

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

At December 31, 2008, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$58	$1	$--	$59
Senior secured bank loans fund	83	--	(11)	72

Total short term investments	141	1	(11)	131

Long term investments:
U.S. government and agency securities	2	--	--	2
Equity securities	20	--	--	20
Other investments	2	--	--	2

Total long term investments	24	--	--	24

Total available-for-sale investments	$165	$1	$(11)	$155

The contractual maturities of available-for-sale investments at December 31, 2009 were as follows:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$230	$262
Other debt securities, maturing:
Within one year	79	79
After 1 year through 10 years	142	141
After 10 years through 15 years	--	--
Beyond 15 years	18	17

Total debt securities recorded at market	469	499

Equity and other investments	31	31

Total available-for-sale investments	$500	$530

*Mortgage-backed securities, a senior secured bank loans fund and certain other investments.

Activities related to available-for-sale investments were as shown below.  The cost of securities was based on the specific identification method.

	Years ended December 31,
	2009	2008	2007

Proceeds from sales and principal repayments	$1,068	$10	$145

Gross realized gains on sales	22	1	15

Gross realized losses on sales	(4)	(2)	(2)

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2009, 2008 and 2007 were $30, $(10) and $(3), respectively.  Net unrealized holding gains (losses) on trading securities included in earnings for the years ended December 31, 2009, 2008 and 2007 were $76, $(85) and $(15), respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2009	2008	2007

Changes in unrealized holding gains (losses) arising
during the period	$58	$(45)	$3
Reclassification adjustment for losses (gains) included
in net income	(18)	38	(13)

Changes in net unrealized gains (losses) on investments,
net of taxes	$40	$(7)	$(10)

As of December 31, 2009, there were no gross unrealized losses on individual available-for-sale investments greater than $1.

As of December 31, 2008, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Short term investments:
Senior secured bank loans fund	$--	$--	$72	$(11)	$72	$(11)

Long term investments:
Other investments	2	--	--	--	2	--

Total available-for-sale
investments	$2	$--	$72	$(11)	$74	$(11)

The Company recognized $37 in losses for other-than-temporary impairment in the year ended December 31, 2008, as discussed in note 5.

Investment Income

Other, net, included gains (losses) on investments as follows:

	2009	2008	2007

Realized gains (losses) on sale of investments	$(49)	$(12)	$32
Unrealized gains (losses) on investments
classified as trading securities	76	(85)	(15)
Other-than-temporary impairment	--	(37)	--

Total gains (losses) on investments	$27	$(134)	$17

(5)	Financial Instruments

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

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities.  At December 31, 2009, the fair value hedge derivative instruments have settlement dates in the first half of 2010 and cover a gross notional amount of $521.

The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions in Switzerland, and the short-term maturities of most derivatives.  The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date.

For the year ended December 31, 2009, the effects of foreign exchange derivative instruments were:

Derivatives in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) on the Hedged Items

Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$ 3	$ (8)

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing.  The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2009 and 2008, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $54 and $55 at the respective year-end exchange rates.  The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.  This interest rate swap did not have a significant effect on results of operations in 2009 and 2008.

Fair Value of Financial Instruments

At December 31, 2009 and 2008, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings, long term debt and the estimated fair value of certain contingent payments.  The estimated fair value of all of these financial instruments is as noted below.  Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value.  The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities.  The fair values of investments and acquisition-related contingent payments were determined as discussed below.

	December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets:
Short term trading and available-for-sale investments	$479	$479	$564	$564
Long term available-for-sale investments	73	73	24	24
Forward exchange contracts	6	6	10	10
Interest rate swaps	1	1	1	1

Liabilities:
Short term borrowings	607	607	1,059	1,059
Long term debt	56	56	62	62
Liability for acquisition-related contingent payments	71	71	--	--
Forward exchange and option contracts	2	2	5	5

Financial instruments, such as equity or fixed income securities, other investments, financial liabilities and derivatives, are presented at fair value.  Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date.  Where available, fair value is based on or derived from observable market prices or parameters.  Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied.  These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Financial assets and liabilities recorded at fair value in the consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value.  These categories, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

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

The Company's liabilities carried at fair value in this category are acquisition-related contingent payments.

The Company's Level 3 financial investments are held in funds professionally managed by investment managers.  The net asset values are furnished in statements received from fund custodians whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company's ability to look through to the underlying assets at the date the financial statements are prepared.  Because of these constraints, the Company classifies these fund investments as Level 3.

In connection with an acquisition, the Company is obligated to make acquisition-related contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. At the acquisition date, the fair value of these payments was estimated to be $71 and was included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the sellers.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

The fair value of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest hierarchical level of input that is significant to the fair value measurement.

	Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Financial Assets
Trading securities	$--	$--	$22	$22
Available-for-sale securities	31	499	--	530
Foreign exchange derivatives	--	6	--	6
Interest rate derivatives	--	1	--	1

Total	$31	$506	$22	$559

Financial Liabilities
Acquisition-related contingent payments	$--	$--	$71	$71
Foreign exchange derivatives	--	2	--	2

Total	$--	$2	$71	$73

Cash and cash equivalents of $3,007 were excluded from the table above.

	Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities	$--	$172	$261	$433
Available-for-sale securities	22	133	--	155
Foreign exchange derivatives	--	10	--	10
Interest rate derivatives	--	1	--	1

Total	$22	$316	$261	$599

Financial Liabilities
Foreign exchange derivatives	$--	$5	$--	$5

Total	$--	$5	$--	$5

Cash and cash equivalents of $2,449 were excluded from this table.

Level 3 Gains and Losses

At December 31, 2009, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included hedge funds of $22.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques.  The valuation was based on net asset values as furnished by the funds' custodian.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.  The only liabilities included in Level 3 were the acquisition-related contingency payments, as discussed earlier in this note.

Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings before income taxes were a component of other, net, in the consolidated statements of earnings.  For the year ended December 31, 2009, there were net gains (realized and unrealized) of $7 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $246.  Realized and unrealized net gains during the period were approximately 3% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2009.

	Assets	Liabilities
		Acquisition-Related
	Trading Securities	Contingent Payments

Beginning balance	$261	$--
Total net gains or losses (realized/unrealized):
Included in earnings before income taxes	7	--
Included in other comprehensive income	--	--

Purchases of investments	--	--
Acquisition-related activities	--	71
Proceeds on sales and maturities	(246)	--
Transfers in and/or out of Level 3	--	--

Ending balance	$22	$71

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

2009

Net gains (losses) included in earnings for the period	$7

Change in unrealized net gains (losses) related to assets still held at reporting date	$2

At December 31, 2008, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included fixed income funds of $107, a senior secured bank loans fund of $41 and hedge funds of $113.  The financial assets included in Level 3 were approximately 44% of the total amounts measured at fair value on a recurring basis.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.

Total gains and losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of other, net, in the consolidated statements of earnings.  For the year ended December 31, 2008, there were losses (realized and unrealized) of $77 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $148.  Realized and unrealized losses during the period were approximately 16% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2008.

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	Trading	Interest Rate
	Securities	Derivatives	Total

Beginning balance	$486	$(3)	$483
Total net gains or losses (realized/unrealized):
Included in earnings before income taxes	(77)	--	(77)
Included in other comprehensive income	--	--	--

Purchases of investments	--	--	--
Proceeds on sales and maturities	(148)	3	(145)
Transfers in and/or out of Level 3	--	--	--

Ending balance	$261	$--	$261

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

2008

Net gains (losses) included in earnings for the period	$(77)

Change in unrealized net gains (losses) related to assets still held at reporting date	$(64)

Valuation Techniques

Valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types:  market approach, income approach and cost approach.  The Company valued its Level 3 financial assets and liabilities at December 31, 2009 and 2008 primarily using the market approach and, to a lesser extent, the income approach.

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

Income Approach.  Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount.  The measurement is based on the value indicated by current market expectations about those future amounts.  Examples of income approach valuation techniques include present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques and option-pricing models.  The Company valued certain derivatives, in part or whole, and acquisition-related contingent payments using the income approach.

Cost Approach.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.  The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches are consistent with generally accepted valuation methodologies.  While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used.  Professionally managed investment funds may use a combination of market, income and cost approaches.  The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

In April 2009, the FASB issued guidance for both estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly.  If there has been a significant decrease in the volume and level of activity for an asset or liability, transactions or quoted prices may not be determinative of fair value and would require further analysis or adjustment in a fair value assessment.  Similarly, if a transaction is determined to be not orderly, significant adjustment to transaction prices may be necessary in order to estimate fair value using those prices.  This guidance became effective for periods ending after June 15, 2009.  The Company determined the impact of its adoption on the Company's consolidated financial statements was not significant.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities.  An individual security is impaired if the fair value of the investment is less than its amortized cost basis.  Impairment may be either temporary or other-than-temporary.

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

In April 2009, the FASB issued guidance on assessing other-than-temporary impairment on debt securities.   Under U.S. GAAP, if debt securities are evaluated for impairment, management must assess its intent and ability to hold the security until recovery in its impairment analysis.  The additional guidance states that, in its impairment analysis of debt securities, management must assess whether it does not have the intent to sell the security before maturity and it is more likely than not that it will not have to sell the security before recovery of its cost basis.  This guidance became effective for periods ending after June 15, 2009.  The Company determined the impact of its adoption on the Company's consolidated financial statements was not significant.

In addition, the Company assesses whether there are probable credit losses associated with impaired available-for-sale debt securities.  The portion of an other-than-temporary impairment of an available-for-sale debt security that is related to credit loss is recognized in earnings and the remainder of the difference between the cost basis of the debt security and its fair value is recorded in other comprehensive income.

The Company determined that, at December 31, 2009, there were no unrealized losses on available-for-sale investments that were other-than-temporarily impaired and there were no credit losses on any investments.

The Company determined that, at December 31, 2008, unrealized losses on certain available-for-sale equity securities and a senior secured bank loans fund were other-than-temporarily impaired due to deteriorating general market conditions, particularly during the fourth quarter of 2008, coupled with the unlikely near term prospects for achieving a sustainable recovery, uncertainty about future market conditions, and declines in certain quantitative or qualitative factors.  The other-than-temporary impairment recognized for the senior secured bank loans fund also was deemed appropriate to bring a significant portion of the unrealized losses in line with current market conditions for credit default rates and loss recovery rates.  The Company recognized losses for other-than-temporary impairment during the year ended December 31, 2008 of $37.

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

(6)	Impairment of Long-Lived Assets Held and Used

During the year ended December 31, 2007, the Company recognized losses totaling $33 related to the impairment of certain plant, equipment and intangible assets used in its refractive product line and to the valuation of refractive product inventories.  The losses were recorded in cost of goods sold ($24) and amortization of intangibles ($9) in the consolidated statement of earnings for the year ended December 31, 2007.

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

(7)	Intangible Assets and Goodwill

	December 31, 2009		December 31, 2008
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible Assets
Subject to amortization:
Licensed technology	$332	$(296)	$328	$(284)
Patents	111	(24)	29	(22)
Other	121	(93)	129	(89)

Total subject to amortization	564	(413)	486	(395)

Not subject to amortization:
Purchased in process research and development assets	104	--	--	--

Total intangible assets	$668	$(413)	$486	$(395)

Certain 2008 details have been classified in the table above to conform to the current period presentation.

For an explanation of significant changes in 2009 to intangible assets, see note 19, "Acquisitions."

In June 2008, the Company entered into a patent cross-licensing agreement for certain paid-up, non-exclusive, worldwide licenses related to coating systems used in intraocular lens insertion devices.  The Company recorded an intangible asset of $23 with a remaining useful life of approximately 8 years.

	Years ended December 31,
	2009	2008	2007

Aggregate amortization expense related to intangible assets	$24	$29	$51

Amortization expense in 2007 included the impairment losses of $9, discussed in note 6.

Estimated Amortization Expense:

For year ended December 31, 2010	$27
For year ended December 31, 2011	$21
For year ended December 31, 2012	$13
For year ended December 31, 2013	$12
For year ended December 31, 2014	$10

Intangible assets acquired in January 2010 are expected to increase the estimates above by approximately $26 in each year.

The changes in the carrying amounts of goodwill for the years ended December 31, 2009 and 2008 were as follows:

	United States	International
	Segment	Segment	Total

Goodwill:

Balance, December 31, 2007	$388	$238	$626

Acquisition of business	15	7	22

Impact of changes in foreign exchange rates	--	(3)	(3)

Balance, December 31, 2008	403	242	645

Acquisition of business	18	22	40

Impact of changes in foreign exchange rates	2	1	3

Balance, December 31, 2009	$423	$265	$688

(8)	Short Term Borrowing

	December 31,
	2009	2008

Lines of credit	$273	$311
Commercial paper	286	622
From affiliates	7	97
Bank overdrafts	41	29

Total short term borrowings	$607	$1,059

At December 31, 2009, the Company had several unsecured line of credit agreements with third parties totaling $541 that were denominated in various currencies.  The commitment fees related to unused borrowings under these facilities were less than $1 during 2009, 2008 and 2007.  The weighted average interest rates at December 31, 2009 and 2008 were 2.2% and 3.8%, respectively.  The amounts outstanding under these agreements at December 31, 2009 were due at various dates during 2010.

At December 31, 2009, the Company had a $2,000 commercial paper facility.  At December 31, 2009, the outstanding balance carried an average interest rate of 0.1% before fees.  Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances.  The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction.  Total fees paid to Nestlé in connection with this facility for the years ended December 31, 2009, 2008 and 2007 were less than $1 per year.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé.  These short term borrowings at December 31, 2009 were either due on demand or at various dates during 2010.  The weighted average interest rates at December 31, 2009 and 2008 were 10.7% and 2.4%, respectively.  The unused portion under the line of credit agreements was $213 at December 31, 2009.  In the event of a change of control, these agreements would no longer be available for additional borrowings, and any outstanding balances would become payable in accordance with the related terms.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $191 at December 31, 2009.  The weighted average interest rates on bank overdrafts at December 31, 2009 and 2008 were 4.5% and 8.1%, respectively.

(9)	Long Term Debt

	December 31,
	2009	2008

License obligations	$--	$5
Bank loan	56	56
Other	--	1

Total long term debt	56	62
Less current maturities of long term debt	--	1

Long term debt, net of current maturities	$56	$61

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011.  This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.3% at December 31, 2009.

The bank loan was guaranteed by Nestlé for a fee of less than $1 annually in 2009, 2008 and 2007.  The loan contains provisions that may accelerate the obligation in the event that Nestlé's ownership of Alcon falls below 51%.

Interest costs of $1, $2 and $3 in 2009, 2008 and 2007, respectively, were capitalized as part of property, plant and equipment.

(10)	Income Taxes

The components of earnings before income taxes were:

	2009	2008	2007

Switzerland	$1,339	$1,446	$1,048
Outside Switzerland	974	637	881

Earnings before income taxes	$2,313	$2,083	$1,929

Income tax expense (benefit) consisted of the following:

	2009	2008	2007
Current:
Switzerland	$29	$6	$130
Outside Switzerland	226	176	239

Total current	255	182	369

Deferred:
Switzerland	(1)	(6)	--
Outside Switzerland	52	(140)	(26)

Total deferred	51	(146)	(26)

Total	$306	$36	$343

Income tax expense for the year ended December 31, 2008 reflected a net reduction of $271 for period items, including a reduction of $236 related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc., as well as reductions related to progress in audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.

Current tax expense does not reflect benefits of $22, $61 and $111 for the years ended December 31, 2009, 2008 and 2007, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

In 2009 and 2008, the Company realized certain Swiss tax benefits totaling approximately $145 and $130, respectively, for its commitment to relocate and significantly expand its global administration operations in Switzerland.  The initial term of these benefits is expected to continue from 2008 for a period of five years.  These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2009	2008	2007

Statutory income tax rate	7.8%	7.8%	7.8%
Effect of different tax rates in various jurisdictions	4.8	8.2	11.4
Current year research and experimentation credits	(0.9)	(1.1)	(1.2)
Other current year taxes	0.4	0.2	0.3
Current year nondeductible and excludable items	0.1	(0.4)	0.3
Effect of losses on investment in Summit
Autonomous, Inc.	--	(11.3)	--
Tax impact of prior year audit settlements, amended
returns and adjustments to estimates	1.1	(1.7)	(0.5)
Other	(0.1)	--	(0.3)

Effective tax rate	13.2%	1.7%	17.8%

At December 31, 2009, Alcon's subsidiaries had loss carryforwards that expire as follows:

2010	$--
2011	--
2012	--
2013	6
2014	--
2015-2026	10
Indefinite	--

Total loss carryforwards	$16

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2009 and 2008 were as follows:

	December 31,
	2009	2008

Deferred income tax assets:
Trade receivables	$41	$38
Inventories	12	8
Intangible assets	25	20
Other assets	--	79
Accounts payable and other current liabilities	113	94
Other liabilities	237	227
Share-based payments	81	71
Loss carryforwards	3	18

Gross deferred income tax assets	512	555
Unused tax credits	19	18
Valuation allowance	(6)	(5)

Total deferred income tax assets	525	568

Deferred income tax liabilities:
Property, plant and equipment	34	32
Other	6	4

Total deferred income tax liabilities	40	36

Net deferred income tax assets	$485	$532

The valuation allowances for deferred tax assets as of January 1, 2009 and 2008 were $(5) and $(188), respectively.  The net changes in the total valuation allowance for each of the years ended December 31, 2009 and 2008 were an increase of $1 and a decrease of $183, respectively.  The valuation allowance at December 31, 2009 was primarily related to costs for which deductions did not appear to be more likely than not to be realized.  The valuation allowance at December 31, 2008 was primarily related to foreign receivables that did not appear to be more likely than not to be realized.  Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2009.  Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.  Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $91 have not been provided on approximately $1,821 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.  Taxes of approximately $14 have not been provided on temporary differences of approximately $175 for permanent investments in certain subsidiaries that will be taxable upon liquidation.

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and foreign jurisdictions.  With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.  In the first quarter of 2007, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2003 through 2005 that was substantially completed in May 2009.  In June 2009, the IRS commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 that is anticipated to be completed substantially by the end of 2010.  In May 2009, the IRS and the Company entered the Compliance Assurance Process (″CAP″) program for 2009.  The Company also currently is subject to income tax examinations by various state, local and foreign tax authorities.  In addition, in June 2009, the Company and the IRS signed an advance pricing agreement ("APA") contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions.  Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012.  The Company expects that the Japanese-Swiss APA will be concluded in 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations.  Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues.  The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with FASB guidance which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax.  Management believes that the Tax Reserves are fairly stated but believes it is reasonably possible that the total amount of unrecognized tax benefits related to transfer pricing, currency translations and other tax positions reflected in the Tax Reserves will significantly increase or decrease within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits or advance pricing agreements and/or (ii) the further development of tax laws through judicial or administrative actions.  Although tax laws are complex and significant uncertainty exists with respect to the actual date that any of the currently active audits or APA negotiations could reach final resolution or a new audit could commence, management believes it is reasonably possible that unrecognized tax benefits could increase in the next 12 months by at least 10% or decrease by over 60% as a result of actual payment of amounts included in the Tax Reserves and/or developments in various negotiations with tax authorities.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, exclusive of interest and penalties, related to uncertain tax positions is as follows:

	2009	2008

Balance at January 1	$130	$325
Additions for tax positions related to prior years	40	5
Reductions for tax positions related to prior years	(16)	(204)
Additions for tax positions related to the current year	10	6
Settlements	(90)	--
Lapse of statutes of limitation	--	(2)

Balance at December 31	$74	$130

During the years ended December 31, 2009 and 2008, the total amount of unrecognized tax benefits excluding interest and penalties, included in the Tax Reserves decreased by $56 to $74 and decreased by $195 to $130, respectively.  The net decrease in unrecognized tax benefits in 2009 reflected the resolution of various audits, progress on ongoing audits, APA negotiations, the development of case law, the lapse of statutes of limitations and other minor items.  The net decrease in unrecognized tax benefits in 2008 reflected (i) the Company's Pre-Filing Agreement with the IRS related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc., of $179 and (ii) net reductions of $16 related to progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items.  The amounts of unrecognized tax benefits that would impact the effective tax rate if recognized at December 31, 2009 and 2008 were $69 and $120, respectively.

The Company's policy is to classify interest and penalties in income tax expense.  The gross amount of interest and penalties accrued as part of the Tax Reserves at December 31, 2009 and 2008 were $9 and $18, respectively.  At December 31, 2009, the consolidated balance sheet included $19 in other current liabilities and $57 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  At December 31, 2008, the consolidated balance sheet included $1 in other current liabilities and $29 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  The gross amounts of interest and penalties included in the consolidated statements of earnings for 2009 and 2008 were not significant.

(11)	Business Segments

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

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2009	2008	2007	2009	2008	2007	2009	2008	2007

United States	$2,914	$2,807	$2,672	$1,664	$1,554	$1,487	$47	$46	$59
International	3,585	3,487	2,927	1,507	1,472	1,209	90	78	69

Segments total	6,499	6,294	5,599	3,171	3,026	2,696	137	124	128
Manufacturing operations	--	--	--	(64)	(61)	(50)	51	46	43
Research and development	--	--	--	(579)	(527)	(479)	18	16	15
In process research and
development	--	--	--	--	--	(9)	--	--	--
General corporate	--	--	--	(190)	(144)	(185)	12	10	24
Share-based compensation	--	--	--	(77)	(81)	(90)	--	--	--

Total	$6,499	$6,294	$5,599	$2,261	$2,213	$1,883	$218	$196	$210

Certain 2008 and 2007 expenses were reclassified to align with the 2009 reporting structure, the most significant of which was to move the operating expenses of the Swiss service center from the general corporate function to the International business segment.

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment.  These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $19 for the year ended December 31, 2009, which was included in general corporate expenses.

For the year ended December 31, 2007, losses related to the impairment discussed in note 6 increased general corporate expenses within operating income by $33 and increased depreciation and amortization by $19.

(12)	Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries.  Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer.  Sales to one customer of the United States business segment represented $661 of the Company's consolidated sales in 2008.  No single customer accounted for more than 10% of total sales in 2009 and 2007.

				Property, Plant and
	Sales			Equipment
	For the Years ended December 31,			At December 31,
	2009	2008	2007	2009	2008

United States	$2,914	$2,807	$2,672	$720	$684
Switzerland	46	44	36	19	18
Rest of world	3,539	3,443	2,891	565	436

Total	$6,499	$6,294	$5,599	$1,304	$1,138

Pharmaceutical	$2,677	$2,561	$2,313
Surgical	2,997	2,881	2,500
Consumer eye care	825	852	786

Total	$6,499	$6,294	$5,599

(13)	Share-Based Compensation Plans

Under the Amended 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, share-settled restricted share units ("RSUs"), performance share units and certain cash-settled liability awards.  The total number of shares that may be issued under the plan with respect to such awards cumulatively shall not exceed 40 million Alcon common shares.  The number of shares that may be delivered pursuant to an exercise or after a lapse of a restriction period may not exceed 10% of the total number of shares issued and outstanding at that time.  The grant prices for stock options or stock appreciation rights shall not be lower than the prevailing stock exchange price upon the grant of the award, unless specifically approved by the board.

Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.  Grants prior to February 2006 also become exercisable upon early retirement at or after age 55.  If there is a change in control (as defined by the plan), the exercise or vesting of the awards accelerates.

Beginning in February 2006, consistent with earlier grants, participants may vest in the stock option and SSAR grants upon early retirement at or after age 55; however, under grants subsequent to January 2006, participants may exercise these instruments only on or after the third anniversary of the grant.  Restricted share and restricted share unit awards are subject to a three-year cliff vesting; furthermore, participants retiring before reaching age 60 for awards granted subsequent to January 2006 through December 2008, or age 62 for awards granted subsequent to January 2009, will forfeit some or all of such awards if the three-year service period has not expired.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the Amended 2002 Alcon Incentive Plan.  At December 31, 2009, the Company had reserved approximately 12.3 million Alcon common shares for issuance pursuant to the Amended 2002 Alcon Incentive Plan.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the Amended 2002 Alcon Incentive Plan.  At December 31, 2009, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.8 million Alcon common shares.  The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.  Additional treasury shares were purchased during 2008 and 2007 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 17).

Change of Control Provisions

Upon a change of control in the ownership of Alcon, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 17), the Company's share-based compensation awards granted to employees prior to January 1, 2009 will vest immediately.  However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control.  If Alcon is not the surviving corporation under a change in control, the equivalent value of the successor's securities may be substituted for Alcon shares under the awards.

Equity Awards

Net earnings for the years ended December 31, 2009, 2008 and 2007 reflected the impact of compensation cost for all share-based payments based on the estimated grant-date "fair value."

The effects of share-based equity awards on operating income and net earnings for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007

Total share-based equity award costs applicable for period	$74	$83	$84
Costs relieved from (capitalized in) inventory	--	--	--

Costs recognized in operating income	74	83	84
Tax benefit recognized in net earnings	23	27	27

Reduction to net earnings	$51	$56	$57

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement, as described above.

As of December 31, 2009, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share and share unit awards) granted under the plan was $72.  That cost is expected to be recognized over a weighted average period of 1.4 years.

Options and SSARs

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007

Expected volatility	31.5%	29.5%	31.0%
Risk-free interest rate	1.66%	2.67%	4.79%
Expected dividend yield	3.0%	1.5%	1.5%
Expected term	5 years	5 years	5 years

    The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company when compared to length of the term of the instruments, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003, projected dividend increases and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures of stock options and SSARs were estimated to be 6.3% in 2009 (7.3% in 2008 and 6.0% in 2007) of the number granted, based on historical experience.

If factors change and the Company employs different assumptions to account for share-based payments in future periods, the compensation expense that the Company records may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of December 31, 2009 and the changes during the year then ended are presented below:

	Stock Options				SSARs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining			Exercise	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Intrinsic		per	Term	Intrinsic
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Outstanding at
beginning of period	6,330,583	$67			3,628,998	$133
Granted	230,639	87			1,929,513	87
Forfeited	(18,681)	118			(75,812)	125
Exercised	(905,696)	60			(119,821)	122
Expired	(3,703)	91			(17,858)	123
Outstanding at end
of period	5,633,142	68	4.6	$540	5,345,020	117	7.8	$255
Exercisable at end
of period	5,079,193	63	4.2	$514	1,105,364	123	6.1	$46

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2009, 2008 and 2007 were $19, $39 and $40 per option, respectively.  The total intrinsic values of the stock options exercised during the years ended December 31, 2009, 2008 and 2007 were $69, $191 and $345, respectively.

The weighted average grant-date "fair values" of SSARs granted during the years ended December 31, 2009, 2008 and 2007 were $19, $38 and $40 per SSAR.  The total intrinsic value of SSARs exercised during the year ended December 31, 2009 and 2007 were $4 and less than $0.1.  No SSARs were exercised during the year ended December 31, 2008.

The following tables summarize information about stock options and SSARs as of December 31, 2009:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$33	383,735	2.2	$33	March 21, 2005	383,735	$33
36	1,040,849	3.1	36	February 18, 2006	1,040,849	36
42-50	13,000	3.5	47	Various dates in 2006	13,000	47
63	1,557,404	4.1	63	February 11, 2007	1,557,404	63
67-80	58,000	4.7	77	Various dates in 2007	58,000	77
80	13,922	5.0	80	January 18, 2008	13,922	80
79	1,861,181	5.1	79	February 9, 2008	1,861,181	79
98-105	11,000	5.4	101	Various dates in 2008	11,000	101
128	5,000	5.7	128	September 26, 2008	5,000	128
123	146,771	6.1	123	February 8, 2009	134,558	123
131	184,060	7.1	131	February 12, 2010	354	131
148	134,833	8.1	148	February 11, 2011	190	148
145	125	8.3	145	April 3, 2011	--
87	213,364	9.1	87	February 17, 2012	--
90	9,898	9.3	90	April 3, 2012	--

Total	5,633,142				5,079,193

		SSARs Outstanding			SSARs Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$123	1,080,130	6.1	$123	February 8, 2009	1,080,130	$123
100-101	12,850	6.4	100	Various dates in 2009	12,850	100
131	1,316,717	7.1	131	February 12, 2010	4,472	131
133-137	20,221	7.5	135	Various dates in 2010	--
148	982,226	8.1	148	February 11, 2011	2,330	148
145-168	22,766	8.3	148	Various dates in 2011	5,582	148
87	1,878,263	9.1	87	February 17, 2012	--
90-116	31,847	9.3	97	Various dates in 2012	--

Total	5,345,020				1,105,364

Restricted Shares and RSUs

Restricted shares and RSUs are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.  Forfeitures of restricted shares and RSUs were estimated to be 8.3% of the number granted, based on historical experience.  The status of the nonvested restricted shares and RSUs as of December 31, 2009 and the changes during the year then ended are presented below:

	Restricted Shares				RSUs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Grant-Date	Remaining			Grant-Date	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Market		per	Term	Market
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Nonvested at beginning
of period	302,182	$127			325,949	$144
Granted	--	--			442,632	89
Vested	(171,704)	124			(52,201)	136
Forfeited	(5,420)	130			(22,598)	120

Nonvested at end
of period	125,058	131	0.1	$21	693,782	110	1.7	$114

The weighted average grant-date market values of restricted shares granted during the year ended December 31, 2007 was $131.  No such instruments were granted during 2009 and 2008.  The total market values of restricted shares that vested during the years ended December 31, 2009, 2008 and 2007 were $14, $4 and $1, respectively.

The weighted average grant-date market values of RSUs granted during the years ended December 31, 2009, 2008 and 2007 were $89, $147 and $131 per share, respectively.  The total market values of RSUs that vested during the years ended December 31, 2009, 2008 and 2007 were $6, less than $1 and less than $1, respectively.

Performance Share Units

In February 2009 and 2008, pursuant to the Amended 2002 Alcon Incentive Plan, the Company's board of directors approved the grants of approximately 47,000 and 37,000 performance share units, respectively, to the senior executive officers and other selected executives.  The performance share units are designed to award additional compensation in the form of Alcon shares if certain earnings per share targets are met.  The final awards may be adjusted by a total shareholder return multiplier.  If minimum earnings per share targets are not met, no Alcon shares are delivered under the awards.  These awards do not pay dividend equivalents during the performance period.  The 2009 and 2008 performance share units vest at the end of a three-year service period, with forfeitures if the recipient is not fully vested before age 62 or 60, respectively.

The "fair value" of each performance share unit was estimated at the grant date assuming that the target performance goal will be achieved and using a Monte Carlo simulation approach to model adjustments for total shareholder return modifier provisions.  The following weighted average assumptions were incorporated into the valuation model:

	2009	2008

Expected volatility	31.5%	29.5%
Risk-free interest rate	1.22%	2.10%
Expected dividend yield	3.0%	1.5%
Expected term	3 years	3 years

In the event that the minimum performance goals are not met, previously recognized compensation cost will be reversed.  The Company recognizes the "fair values" of performance share units over the required service period.

Forfeitures of performance share units were estimated to be 1.5% in 2009 (2.3% in 2008) of the number granted, based on historical experience of other types of awards and the limited number of executives receiving them.  The status of the performance share unit awards as of December 31, 2009 and the changes during the year then ended are presented below:

	Performance Share Units
		Weighted	Weighted
		Average	Average
		Grant-Date	Remaining	Aggregate
		"Fair Value"	Contractual	Market
	Number	per Unit	Term (Years)	Value

Nonvested at beginning of period	35,802	$152
Granted	46,564	86
Vested	--	--
Forfeited	(1,211)	152

Nonvested at end of period	81,155	114	1.7	$13

The weighted average grant-date "fair values" of performance share units granted during the years ended December 31, 2009 and 2008 were $86 and $152 per instrument, respectively.  No performance share units vested during the years ended December 31, 2009 and 2008.  No such instruments were granted or vested prior to 2008.

Liability Awards

The Amended 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price.  Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.  In addition to scheduled vesting, shares are fully vested upon meeting the requirements for retirement.

The Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants.  At December 31, 2009, all CSARs were fully vested and were measured at their intrinsic value.  The market price for Alcon common shares was $164 per share.  The risk-free interest rates used at December 31, 2008 were 0.11% to 3.05% and the market price for Alcon's common shares was $89 per share.  The risk-free interest rates used at December 31, 2007 were 3.05% to 3.34% and the market price for Alcon's common shares was $143 per share.

The Company's operating results included expenses (reversals) related to the CSARs of $2, $(2) and $5 for the years ended December 31, 2009, 2008 and 2007, respectively.  The weighted average grant-date "fair values" of CSARs granted during the year ended December 31, 2007 was $131.  No such instruments were granted in 2009 and 2008.  During the years ended December 31, 2009, 2008 and 2007, the total intrinsic values of CSARs paid were less than $1, $7 and $7, respectively.

The status of the CSARs as of December 31, 2009 and the changes during the year then ended are presented below:

	CSARs
		Weighted	Weighted
		Average	Average
		Exercise	Remaining
		Price	Contractual	Aggregate
		per	Term	Intrinsic
	Number	Share	(Years)	Value

Outstanding at beginning of period	34,756	$53
Granted	--	--
Forfeited	--	--
Exercised	(4,650)	36

Outstanding at end of period	30,106	55	3.9	$3

Exercisable at end of period	30,106	55	3.9	$3

At December 31, 2009 and 2008, the Company had 30,106 and 34,756 CSARs outstanding representing liabilities of $3 and $1, respectively.  The awards outstanding had expiration dates ranging from March 2012 through February 2015.

The Company expects to use liability awards minimally in the future.  As of December 31, 2009, there was no unrecognized compensation cost related to CSARs granted under the plan.

(14)	Deferred Compensation

The Alcon Executive Deferred Compensation Plan permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis.  The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust.  During the years ended December 31, 2009, 2008 and 2007, certain executives elected to defer compensation totaling $1 annually.  At December 31, 2009 and 2008, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the plan of $13 at each date.

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986.  During the years ended December 31, 2009, 2008 and 2007, deferrals under the plan were $3, $3 and $2 respectively.  At December 31, 2009 and 2008, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $13 and $9, respectively.

(15)	Related Party Transactions

At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon and Novartis AG owned 74,061,237 common shares of Alcon.

The Company's material transactions with related parties during 2009, 2008 and 2007 have been with Nestlé and its subsidiaries.  All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2009, 2008 and 2007, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2009	2008	2007

Interest expense	$3	$5	$4
Interest income	Less than $1	Less than $1	Less than $1

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $3, $2 and $2 in 2009, 2008 and 2007, respectively.  Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities.  Nestlé charges the Company for its portion of the costs of these services based on arm's length prices.  Such charges were less than $3 in each of the three years ended December 31, 2009, 2008 and 2007.

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008, and in 2009 the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe).

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise.  At December 31, 2009 and 2008, the Company had no notional amounts outstanding with Nestlé.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company.  At December 31, 2009, the total maximum under these lines of credit was approximately $305.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

On January 9, 2009, Alcon Pharmaceuticals Ltd. entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan.  This agreement has a three-year term ending on December 31, 2011.  The Company received co-promotion fees totaling $3 in 2009.

(16)	Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement healthcare plan.  The Company's cost of defined contribution plans was $86, $78 and $76 in 2009, 2008 and 2007, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement healthcare plan.  The measurement date used to determine pension and postretirement benefit measurements for all of the benefit plans in 2009 and 2008, and the majority of them in 2007, is December 31 of the respective year.

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2009 and 2008 were:

			Postretirement
	Pension Benefits		Benefits
	2009	2008	2009	2008
Change in Benefit Obligation
Benefit obligation at beginning of year	$458	$411	$269	$250
Service cost	23	24	13	13
Interest cost	29	24	16	15
Benefits paid by trust	(7)	(5)	(10)	(8)
Benefits paid by Company	(19)	(14)	--	--
Employee contributions	1	1	--	--
Foreign currency translation	3	4	--	--
Medicare subsidy	--	--	1	--
Conversion of multi-employer plan/acquisition	35	--	--	--
Impact of change in measurement date	--	1	--	--
Actuarial (gain)/loss	34	12	(13)	(1)

Benefit obligation at end of year	557	458	276	269

Change in Plan Assets
Fair value of plan assets at beginning of year	68	54	123	141
Actual return on plan assets	10	(3)	32	(37)
Employer contribution	17	13	32	27
Employee contributions	1	1	--	--
Conversion of multi-employer plan/acquisition	29	--	--	--
Foreign currency translation	1	8	--	--
Benefits paid	(7)	(5)	(10)	(8)

Fair value of plan assets at end of year	119	68	177	123

Funded Status at End of Year	$(438)	$(390)	$(99)	$(146)

Amounts Recognized in the Consolidated Balance Sheets
Accrued benefit costs in other current liabilities	$(15)	$(15)	$--	$--
Pension and postretirement obligation in other long term liabilities	(423)	(375)	(99)	(146)

Net amount recognized in the consolidated balance sheet	$(438)	$(390)	$(99)	$(146)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2009 consisted of:

	Pension Benefits	Postretirement Benefits

Prior service cost	$(3)	$--
Net losses (gains)	77	18

Total	$74	$18

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2010 were estimated to be:

	Pension	Postretirement
	Benefits	Benefits

Prior service cost	$(1)	$--
Net losses (gains)	6	2

Total	$5	$2

The accumulated benefit obligation for all defined benefit pension plans was $439 and $365 at December 31, 2009 and 2008, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2009 and 2008:

	Pension Benefits
	2009	2008

Projected benefit obligation	$438	$392
Accumulated benefit obligation	359	319
Fair value of plan assets	10	4

			Postretirement
	Pension Benefits		Benefits
Weighted Average Assumptions as of December 31,	2009	2008	2009	2008

Discount rate	5.4%	5.7%	6.0%	6.0%
Expected return on plan assets	4.2	3.3	7.5	7.5
Rate of compensation increase	4.9	5.1	N/A	N/A

The discount rate for the defined benefit pension plans was determined by matching, as of the measurement date, the expected future cash flows with high-quality fixed-income securities of the same duration.  This resulted in a weighted average discount rate of 5.4% as an appropriate equivalent annualized rate.

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

At December 31, 2009, the Company adopted the provisions of the Compensation-Defined Benefits-Disclosure Topic of the ASC, as adopted by the FASB, which enhances disclosure requirements for fair value measurements.  The required hierarchical levels were discussed in note 5.

Pension Plan Assets

The Company's overall investment strategy is to achieve a mix of investments for long-term growth and investments for near-term benefit payments, with a wide diversification of asset types, fund strategies, and fund managers.  The strategies use a variety of asset classes to provide return opportunities that are consistent with the

Company's acceptable risk tolerance.  The majority of the Company's plans are unfunded, with the major funded plans designated for employees in Japan, Belgium and Spain.

The target allocations for plan assets at December 31, 2009 (on a weighted-average basis) were 14% equity securities, 15% debt securities, 38% guaranteed investment contracts and 33% other investments.  Equity securities primarily included investment in large capitalization companies and index funds located in the United States and Europe.  Debt securities were primarily government bonds in Europe, Japan and the United States.  The guaranteed investment contract was with an insurance company located in Japan used to fund benefits for employees in Japan.  Other investments consisted of investment funds mainly invested in a mix of debt and equity securities for employees in Belgium and the Netherlands.

Expected long-term rates-of-return on assets were based primarily on historical returns and asset-liability modeling studies and considered expected real returns, inflation fluctuations and volatility of each asset category.

At December 31, 2009 and 2008, the Company's asset allocations by asset category were as follows:

	2009	2008	*

Cash and cash equivalents	$8	$11
Equity securities	12	7
Debt securities	20	13
Guaranteed investment contracts	40	37
Other investments:
Investment funds	35	--
Other	4	--

Total	$119	$68

* Assets in 2008 do not include assets from Belgium, the Netherlands and ESBATech, a 2009 acquisition.  In 2008, the pension plans in Belgium and the Netherlands were considered to be multi-employer plans.

At December 31, 2009, financial assets for pension benefits measured at fair value on a recurring basis were categorized in the table below based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$8	$--	$--	$8
Equity securities (a)	--	12	--	12
Debt securities (b)	--	20	--	20
Guaranteed investment contracts (c)	--	40	--	40
Other investments (d):
Investment funds	--	35	--	35
Other	--	4	--	4

Total	$8	$111	$--	$119

(a)	This category consists mainly of large capitalization companies and index funds in the United States and Europe.
(b)	This category consists mainly of government debt securities in Europe, the United States and Japan.
(c)
This category is primarily guaranteed investment contracts in Japan administered through insurance companies with guaranteed returns of 0.75%.  The life insurance companies pool pension plan assets together from all the participating companies and generally invest in a relatively conservative asset mix of corporate and government bonds, mostly Japanese, with a minor portion in both domestic and foreign equity, loans and other investments.
(d)
This category includes assets held in a variety of funds primarily managed by Nestlé Capital Management (a Nestlé affiliate) and State Street Global Advisors for the benefit of employees in Belgium and the Netherlands.  Equity funds consist of Robusta European, Common Contractual and Emerging Market funds (operated by Nestlé's investment management company) and State Street Global Advisors Asia Pacific and World Index funds.  Fixed income funds consist of Euro government bonds, Robusta Inflation Linked and Global Credit Bonds (operated by Nestlé's investment management company).  A minor portion of the funds are invested in real estate, commodities and absolute return hedge funds.

In 2005, the Company transferred $200 to an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At December 31, 2009, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $44 and short term investments of $245) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.  The Alcon Executive Retirement Plans Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants in the event the Company undergoes a change of control, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 17).  Management estimates that a significant contribution to the trust would be required.

The Company does not anticipate that any assets from defined benefit plans would be returned to the Company during the year ending December 31, 2010.

Postretirement Benefits Assets

The Company's overall investment strategy for these fund assets is to invest in long-term growth assets (excluding necessary cash for near-term benefit payments) with a wide diversification of asset types, fund strategies, and fund managers.  The strategies use a variety of asset classes to provide return opportunities that are consistent with the Company's acceptable risk tolerances.  The post retirement plan is a U.S. plan having assets funded to a Voluntary Employee Benefit Association ("VEBA") trust and to a 401(h) account under the Alcon Retirement Plan.  The target allocations for plan assets at December 31, 2009 were 6% cash and cash equivalents, 61% global equity securities, 25% corporate bonds, and 8% other investments.  Equity securities primarily included investment in large cap companies located around the world.  Corporate bonds were primarily investment-grade bonds of companies in diversified industries primarily located in the United States.  Other investments consisted of real estate investments, hedge funds and commodities.  Expected long-term rates-of-return on assets were primarily based on historical returns.

At December 31, 2009 and 2008, the Company's asset allocations by asset category were as follows:

	2009	2008

Cash and cash equivalents	$27	$17
Equity securities (funds and direct holdings):
Equity securities - U.S. large cap	28	21
Equity securities - large cap located outside United States (a)	26	20
Debt securities:
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (b)	29	27
Other investments:
Alcon Active Balanced Fund (c)	67	38

Total	$177	$123

(a)    International holdings were largely located in developed countries within Europe and the Far East and Australia.
(b)    Debt securities were largely located in the United States, benchmarked to the Barclay's Aggregate Index.
(c)	The 401(h) account is invested in a balanced fund offered within the Master Trust for the Defined Contribution Plans for Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc.

At December 31, 2009, financial assets measured at fair value on a recurring basis were categorized in the table below for postretirement benefits based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$27	$--	$--	$27
Equity securities:
Equity securities – U.S. large cap (a)	--	28	--	28
Equity securities – large cap located outside United States (b)	--	26	--	26
Debt securities:
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (c)	--	29	--	29
Other investments:
Alcon Active Balanced Fund (d)	--	67	--	67

Total	$27	$150	$--	$177

(a)	This category consists of assets in a U.S. equity index fund through trust-owned life insurance.
(b)	This category consists of assets in an international equity index fund through trust-owned life insurance.
(c)	This category consists of assets in a U.S. Aggregate Board bond market index fund through trust-owned life insurance.
(d)	This category consists of one investment in the Alcon Active Balanced fund. This fund has a globally balanced mandate to include global equities (primarily developed countries), investment grade U.S. corporate and agency debt, real assets, convertibles and absolute return funds. The fund is highly liquid with the vast majority of assets classified as either Level 1 or Level 2 within the FASB fair value hierarchy

The Company does not anticipate that any assets from the postretirement benefits plan would be returned to the Company during the year ending December 31, 2010.

Contributions

The Company expects to contribute in 2010 approximately $32 to its pension plans and approximately $25 to its postretirement benefit plan.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts

2010	$15	$10	$(1)
2011	24	12	(1)
2012	25	13	(1)
2013	25	14	(1)
2014	26	16	(2)
2015 - 2019	162	106	(13)

	Pension Benefits			Postretirement Benefits
	2009	2008	2007	2009	2008	2007
Components of Net Periodic Benefit Cost

Service cost	$23	$24	$20	$13	$13	$12
Interest cost	29	24	21	16	15	13
Expected return on assets	(4)	(2)	(1)	(10)	(11)	(10)
Prior service cost	(1)	(1)	(1)	1	1	1
Loss (gain) on settlement/curtailment	--	--	--	--	--	--
Net losses	7	7	6	4	1	1

Net periodic benefit cost	54	52	45	24	19	17

Other Changes in Plan Assets and Benefit
Obligations Recognized in Other
Comprehensive Income

Current year net loss (gain)	33	16	18	(35)	47	2
Amortization of net (gain)	(7)	(6)	(6)	(4)	(1)	(1)
Amortization of prior service cost	1	1	1	(1)	(1)	--
Foreign currency translation	2	(2)	--	--	--	--
Net charge to other comprehensive
income	29	9	13	(40)	45	1

Total recognized in net periodic pension
cost and other comprehensive income	$83	$61	$58	$(16)	$64	$18

Effective January 1, 2008, the Company adopted a provision to measure the funded status of a plan as of the date of its year-end balance sheet.  The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $1, net of taxes) to retained earnings as of January 1, 2008.

Certain U.S. defined benefit plans contain change of control provisions such that, upon a change in control in the ownership of Alcon such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 17), special termination benefits and curtailment charges would be recognized immediately and payments of related pension benefits would be accelerated.  Management estimates that such charges would impact significantly the Company's results of operations in the period in which a change of control occurs.

The healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 8.7% at December 31, 2009, declining to 5% in 2014 and after.  The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$6	$(5)

Effect on the postretirement benefit obligation	46	(37)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé.  No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé.  Accordingly, these plans are treated as multi-employer plans.  Annual contributions to these plans are determined by Nestlé and charged to the Company.  Company contributions to these plans during 2009, 2008 and 2007 were $9, $10 and $8, respectively.  Due to the recent financial market decline, future contributions may not reflect past trends.  During 2009, the Company obtained a separate valuation for its Belgium and Netherlands subsidiaries' defined benefit pension plans and converted from multi-employer plans to single-employer plans.  The Company obtained a separate valuation for its Spanish subsidiary's defined benefit pension plan in 2007 and converted from a multi-employer plan to a single-employer plan.

(17)	Shareholders' Equity

Share Cancellation

On May 5, 2009, Alcon's shareholders approved the cancellation of 1,043,400 Alcon common shares, which the Company purchased during 2008.  After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2009.

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

Proposed Change of Control

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

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.

The consummation of a purchase and sale transaction under the option right is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon consummation, the Company will no longer benefit from certain synergies as a result of Nestlé's ownership.  Alcon has taken advantage of the synergies in several functional areas.  Management does not anticipate a significant financial impact to Alcon due to the loss of these synergies because the Company is currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control.  However, no assurances can be made at this time.

As a result of Novartis's planned acquisition of Nestlé's remaining Alcon shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.  Upon Novartis becoming a majority shareholder of Alcon, management believes that the Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, management cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

Share Repurchase Agreement Terminated

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1,100 of Alcon common shares.  Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.  The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

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

Minority Shareholder Class Action Lawsuits

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law (note 17).  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

Certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining 23% publicly held minority interest.  The claims vary among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."  Seven of the cases were filed in the Southern District of New York, all of which have been consolidated into one class action case.  One case, which does not name Alcon, Inc. and its board of directors as parties, has been filed in the Eastern District of New York.  Two cases are pending in District Court, Tarrant County, Texas; one case is pending in the U.S. District Court for the Northern District of Texas, Fort Worth Division; and two cases have been filed in the County Court at Law, Dallas County, Texas.

We are currently unable to express an opinion on the outcome of these class action cases due to their infancy.

Other Contingencies

Alcon, either alone or jointly with its commercial partners, has filed thirteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what are known as Abbreviated New Drug Applications ("ANDAs").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer Schering Pharma AG patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma AG's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer Schering Pharma AG as co-plaintiffs against Teva relative to the ANDA challenging Vigamox® on April 5, 2006 in the U.S. District Court in Delaware.  Bayer Schering Pharma AG subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma AG and Teva relative to the two Bayer Schering Pharma AG patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma AG patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer Schering Pharma patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Since then, Alcon has received a notice of allowance on a related patent application with claims that will cover the Vigamox® product and Teva's proposed generic product.  The issue fee has been paid on that application, and the patent should issue by the first quarter of 2010.  On October 19, 2009, the court ruled in Alcon's favor on all counts, finding the Alcon patent to be valid and infringed by the proposed generic product.  On November 19, 2009, Teva filed a Notice of Appeal, but that appeal was subsequently set aside by the Federal Circuit Court of Appeals as being premature.  It is expected that the appeal will be reinstated after the lower court amends its form of judgment.  However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address Alcon's recently allowed second patent before competing with Alcon's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome Alcon's second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.  On a related note, Alcon's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding.  That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent, which has not been challenged in this case and which expires on December 18, 2010.  In addition, Alcon has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the Patanol® product market prior to June 2011.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Apotex ANDA for 30 months until April 2009, unless the litigation were earlier resolved or the court were to modify the 30-month stay on FDA approval.  Because of the protection until June 2011, provided by the unchallenged Kyowa patent, the expiration of the 30-month period was inconsequential. Trial had been scheduled for July 27, 2009, but was postponed and has now been rescheduled for April 26, 2010 (consolidated with the Sandoz case described below).  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA was also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Barr ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr's generic product would expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Trial was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and subsequently has been dismissed from the suit.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).   Alcon and Kyowa filed suit in the Federal District Court in Indianapolis on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr's generic product will expire in May 2011.  This case has been consolidated with the Apotex case (Pataday™) described below. Trial has not yet been scheduled in this case.  If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Pataday™ product in the United States on June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon's Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA for 30 months (until June 2011), unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In addition, because Apotex is the second filer, it is also subject to the first filer's 180-day exclusivity period, which could further delay its FDA approval. Trial has not yet been scheduled in this case.  If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Pataday™ product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

        Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon's Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2011) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has been scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (Patanol®) has been ordered by the court.  Apotex has advised the court of recent public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial.  On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex.  A new trial date for the Sandoz case has not yet been set.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The seventh ANDA patent suit was filed after Alcon received notice by letter dated March 17, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN® product containing 0.004% travoprost.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014.  Alcon filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product.  The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Par and Apotex cases on TRAVATAN® described below.  Trial has been scheduled to commence March 7, 2011.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's TRAVATAN® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The eighth patent suit was filed after Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada by letter dated April 9, 2009, that Sandoz had filed an Abbreviated New Drug Submission (ANDS) seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay (until May 25, 2011) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Trial has not yet been scheduled in this case.  Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

The ninth ANDA patent suit was filed after Alcon received notice by letter dated June 1, 2009, that Par Pharmaceutical, Inc. had filed a Paragraph IV certification with its two ANDAs for generic versions of Alcon's TRAVATAN® and TRAVATAN Z® products.  Par is challenging the following patents listed in the Orange Book for TRAVATAN® and TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253.  All of these patents will expire by the end of 2014.  On July 1, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  All of the cases about TRAVATAN® and TRAVATAN Z® (Barr, Par and Apotex) have now been consolidated.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Par succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with Alcon's TRAVATAN ® and TRAVATAN Z® products in the United States in December 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The tenth ANDA patent suit was filed after Alcon received notice by letter dated June 24, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN Z® product.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253.  All of the patents will expire by the end of 2014.  On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has been scheduled for March 7, 2011 in this case, which has been consolidated with the above-described Barr suit (TRAVATAN®) and Par suit (TRAVATAN® and TRAVATAN Z®) and consolidated further to include the Apotex suit (TRAVATAN®) described below.  Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the TRAVATAN Z® product, if Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's TRAVATAN Z® product in the United States in December 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The eleventh ANDA patent suit was filed after Alcon received notice by letter dated September 11, 2009, that Apotex Corp. and Apotex Inc. had filed an ANDA for a generic version of Alcon's TRAVATAN® product.  Apotex is challenging all five of the Orange Book listed patents for TRAVATAN®: 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until March 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Barr and Par cases (TRAVATAN® and TRAVATAN Z®) described above.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Apotex succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's TRAVATAN ® product in the United States in March 2012.  Such competition would be expected to impact significantly the Company's sales and profits.

Alcon received notice dated October 19, 2009, that Apotex Corp. and Apotex Inc. have filed an ANDA challenging U.S. Patent No. 5,116,863, which covers Alcon's Patanase® olopatadine hydrochloride nasal spray solution. The patent, which is owned by Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., and licensed to Alcon, has a term extended by regulatory exclusivity that expires October 15, 2011.  Alcon had until December 3, 2009, to file suit and avail itself of the statutory stay on FDA approval of the ANDA.  Had suit been filed by that date, the FDA could not have approved the Apotex ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  In this case, however, the 30-month period would be shortened to coincide with the expiration date of the challenged patent in December 2010 and therefore would be inconsequential.  Moreover, Alcon has regulatory exclusivity for the Patanase® product extending until October 2011.  Under these circumstances, Alcon and Kyowa elected not to file suit.   Alcon also has additional pending

patent applications that are potentially relevant to the Patanase® product, which are not currently listed in the FDA Orange Book, and which have not been challenged by Apotex.  These pending applications may or may not issue and may not cover the Patanase® product.   Should Apotex succeed in securing FDA approval and overcoming the challenged patent and any other applicable patents that may issue, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanase® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The twelfth ANDA patent suit was filed after Alcon received notice on December 15, 2009 that Sandoz Inc. (an affiliate of Novartis), had filed an ANDA with a Paragraph IV certification directed to the Alcon and Kyowa patents on Pataday™.  The Sandoz ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2012) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, because Sandoz is the third filer (behind both Barr and Apotex) and subject to a potential 180-day exclusivity period of the first filer, the 30-month stay is of no practical consequence.  Subject to the possibility of the 180-day exclusivity period that potentially could accrue to Barr (as first filer) relative to the Pataday™ product, if Sandoz were to succeed in overcoming all the challenged patents and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon's Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

        The thirteenth ANDA patent was filed after Alcon received notice that Wockhardt Limited (headquartered in India) has filed an ANDA with a Paragraph IV certification for a generic version of Alcon's Patanol® product.  Wockhardt is challenging U.S. Patent No. 5,641,805, which is jointly owned by Alcon and its raw material supplier, Kyowa Hakko Kirin Co., Ltd.  The challenged patent will expire in 2015.   Wockhardt is not challenging, however, another Kyowa-owned U.S. patent covering Patanol®, which expires on December 18, 2010 (effectively extended until June 2011 by a pediatric extension).  Consequently, Wockhardt's generic challenge poses no threat to the Patanol® product market prior to June 2011.  Alcon and Kyowa filed suit against Wockhardt in the Federal District Court in Indianapolis on February 12, 2010, to avail themselves of the statutory 30-month stay on FDA approval of the proposed generic product.  That 30-month period will expire August 2, 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Sandoz), Wockhardt would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Subject to the possibility of such a 180-day exclusivity period that could potentially accrue to Apotex (as first filer) relative to the Patanol® product, if Wockhardt were to succeed in overcoming the challenged patent and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon's Patanol® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

By letter dated February 24, 2010, Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa will have fifty days from the date of the notice letter to file suit and secure a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

Alcon is also enforcing patents against generic challengers in China (Patanol®) and Chile (Vigamox®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behavior.  On June 23, 2008, the Company filed its answer and counterclaim in the district court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 12, 2009, Synergetics filed a Motion for Summary Judgment relative to the Company's counterclaims.  On February 23, 2009, the court granted the Company's Motions to Dismiss based on Synergetics's failure to properly plead its claims.  On March 6, 2009, Synergetics filed a Second Amended Complaint.  The Company then filed another Motion to Dismiss directed to the Second Amended Complaint.  That motion was granted in-part and denied in-part on June 4, 2009.  On July 9, 2009, the court granted Synergetics's Motion for Summary Judgment on the Company's counterclaims.  The Company believes that it has strong defenses to Synergetics's claims, but both parties have requested a stay of the litigation to allow settlement discussions to proceed.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the U.S. District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the district court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the U.S. District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  On March 20, 2009, these claims were added to an amended complaint in the '710 patent suit described immediately above, effectively merging the two suits.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.  Synergetics requested that the U.S. Patent and Trademark Office reexamine both patents-in-suit and filed a motion to stay the litigation pending a decision by the Patent Office.  On September 18, 2009, the court granted the motion to stay the litigation.  Alcon filed a motion for reconsideration but this motion was denied on November 23, 2009.  In view of ongoing settlement discussions, mentioned above, no appeal has been filed.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case has been set for trial in August, 2010.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the

Company's affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims.  The case has been set for trial March 21, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

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

The Company was self-insured through its captive insurance subsidiary for damages incurred prior to 2006 at one of its sales and distribution facilities and was involved in legal proceedings to seek recovery of its losses and other incremental operating costs from the third parties responsible for the damages.  In December 2008, the captive insurance subsidiary settled its claim against the third parties involved.  Since no recovery had been recorded previously, the Company recognized a gain in the fourth quarter of 2008 related to the settlement of $15 ($3 in cost of goods sold and $12 in selling, general and administration expenses).

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

Commitments

The Company leases certain facilities and equipment under operating leases.  The total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease.  Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset.  Lease expense incurred was $66, $77 and $60 during 2009, 2008 and 2007, respectively.  Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount

2010	$61
2011	51
2012	35
2013	22
2014	18
Thereafter	52

Total minimum lease payments	$239

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2025.  All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition.  The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2009 were as follows:

Year	Amount

2010	$26
2011	16
2012	12
2013	10
2014	1
Thereafter	3

Total	$68

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2009, 2008 and 2007 were $63, $97 and $66, respectively.  In addition, at December 31, 2009, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

At December 31, 2009, the Company had guaranteed $12 of debt for certain customers.  At December 31, 2009, the Company had outstanding letters of credit of $30.  The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.  Additionally, the Company guaranteed $33 to a third party reinsurer for the Company's captive insurance subsidiaries.

(19)	Acquisitions

ESBATech AG

Acquisition in 2009

On September 15, 2009, the Company completed the acquisition of ESBATech AG, a Swiss biotechnology company. Alcon paid ESBATech shareholders $150 in cash at closing. In addition, the Company recorded the estimated fair value of possible contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. ESBATech is a clinical-stage biotechnology company that has been developing a pipeline of proprietary single-chain antibody fragment therapeutics for topical and local delivery for safe and convenient therapy. This acquisition provides the Company with additional research and development capabilities.

The ESBATech acquisition was recorded in accordance with the Business Combinations topic of the ASC.

The following table summarizes the components of the ESBATech purchase price:

Cash paid for ESBATech shares	$150
Estimated fair values of future contingent payments	71

Total purchase price	$221

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of in process research and development, identifiable intangible assets and certain tangible assets as well as the future contingent payments.  Such a valuation requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.  The Company is continuing to obtain information and evaluate these fair value estimates.  The Company's fair value estimates for these components of the transaction may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Fair Values of Future Contingent Payments

In addition to the cash paid to the shareholders of ESBATech at the time of the acquisition, the Company is obligated to make contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. The fair values of these payments were estimated to be $71 and were included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of ESBATech.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 6.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

The fair values of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values.  Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business.  The Company believes that ESBATech's use of inputs and processes qualify it as the acquisition of a business.

The ESBATech purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.  The following table summarizes the estimated fair values of net assets acquired:

Current assets	$1
Property, plant and equipment	2
Identifiable intangible assets	77
In process research and development	104
Goodwill	40
Long term deferred income tax assets	40
Accounts payable and accrued liabilities	(2)
Long term deferred income tax liabilities	(40)
Other long term liabilities	(1)

Net assets acquired	$221

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of ophthalmic pharmaceuticals.  The estimated amortization period is 20 years based on the projected useful life of the products developed by the use of the technology.

The estimated fair value of the acquired intangible assets was determined based on the use of a discounted cash flow model using an income approach for products developed from the acquired technology.  Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

In Process Research and Development

In conjunction with the ESBATech acquisition, the Company allocated $104 of the acquisition price to acquire in process research and development assets.

These in process research and development assets are comprised of projects to develop technologies in the field of ophthalmic pharmaceuticals.  These assets were in an early stage of development as of the ESBATech acquisition date of September 15, 2009.

The estimated fair value of the in process research and development assets was determined based on the use of a discounted cash flow model using an income approach for the acquired technologies.  Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

The major risks and uncertainties associated with the timely and successful completion of the acquired in process projects consist of the ability to confirm the safety and efficacy of the technology based on further research, the data from clinical trials, if necessary, and obtaining necessary regulatory approvals.  No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of the projects will materialize as estimated, if at all.  For these reasons, among others, actual results may vary significantly from estimated results.

Goodwill

Goodwill represents the excess of the ESBATech purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of ESBATech provides the Company access to improved technology and a highly trained ESBATech work force as of the acquisition date.

The Company believes that these factors support the $40 of goodwill recognized as a result of the purchase price paid for ESBATech. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues, as shown in note 7, "Intangible Assets and Goodwill."  The goodwill acquired in the ESBATech acquisition is expected to be deductible for tax purposes.

WaveLight AG

Initial Acquisition in 2007

On November 9, 2007, the Company acquired 77.4% of the common shares of WaveLight AG ("WaveLight").  WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery.  This acquisition combined WaveLight technological expertise and the ALLEGRETTO™ laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.

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

The excess of the purchase price over the fair value of net assets acquired, less liabilities assumed, was allocated to goodwill.  The Company believes that the acquisition of WaveLight will produce increased market presence and opportunities, enhanced product mix and improved technology.  The goodwill acquired in the WaveLight acquisition is not deductible for tax purposes.

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

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.  The following table summarizes the estimated fair values of net assets acquired:

Current assets	$57
Property, plant and equipment	6
Identifiable intangible assets	45
In process research and development	9
Goodwill	69
Long term deferred income tax assets	17
Other assets	11
Accounts payable and accrued liabilities	(36)
Short term borrowings	(43)
Long term deferred income tax liabilities	(13)
Other long term liabilities	(6)
Minority interest	(3)

Total purchase price	$113

In Process Research and Development

In conjunction with the WaveLight acquisition, the Company recorded a charge to in process research and development expense of $9 for acquired in process research and development assets that the Company determined were not yet complete and had no alternative future uses in their current state.

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

Acquired identifiable intangible assets include product rights for approved indications of currently marketed products, customer relationships, trademarks and core technology for laser and other refractive products.  The amounts will be amortized over periods from 5 to 10 years, with a weighted average of life of 6 years.

Impairment evaluations in the future for acquired developed technology will occur at a consolidated cash flow level within the Company's refractive product line.

Adjustments to 2007 Transaction

During the first quarter of 2008, Alcon recorded additional transaction costs in the amount of $2 related to the 2007 acquisition of WaveLight. This amount was recorded as additional goodwill.  In addition, during the third quarter of 2008, Alcon increased its valuation adjustment for the deferred tax assets acquired in 2007 with a resulting increase of $3 to goodwill.

The following table summarizes the impact of the adjustments to the 2007 transaction:

Goodwill	$5
Long term deferred income tax assets	(3)

Total purchase price	$2

2008 Acquisition of Additional WaveLight Shares

During the fourth quarter of 2008, Alcon acquired additional shares of WaveLight.  For the additional shares acquired in 2008, the fair values at the initial acquisition date were used to allocate the additional amount of intangible assets acquired.  The following table summarizes the estimated fair values of net assets acquired:

Identifiable intangible assets	$6
Goodwill	17
Long term deferred income tax liabilities	(2)

Total purchase price	$21

Acquired identifiable intangible assets include product rights for approved indications of currently marketed products, customer relationships, trademarks and core technology for laser and other refractive products.  The amounts will be amortized over periods from 4 to 6 years.

2009 Acquisition of Remaining WaveLight Shares

On March 4, 2009, a Domination Agreement was registered and became effective.  The Domination Agreement allowed Alcon to instruct WaveLight with regard to operational and financial matters, as well as the efficient integration of both companies.  In October 2009, the German requirements were met to complete the acquisition of the outstanding minority shares of WaveLight AG and the listing of such shares was terminated.  As a result, WaveLight AG became wholly owned by the Company.  Seventy-nine shareholders have filed applications for appraisal proceedings against the Company relative to the cash compensation offered in the Domination Agreement.  A defense writ was filed on November 13, 2009.

(20)	Subsequent Events

Share-Based Payment Awards

On February 10, 2010, pursuant to the Amended 2002 Alcon Incentive Plan, Alcon's board of directors approved the grant effective February 17, 2010 of approximately 543,000 RSUs to certain employees.  The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at termination of employment or at retirement before age 62.

(21)	Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,

2009
Sales	$1,493	$1,677	$1,614	$1,715
Operating income	514	632	578	537
Net earnings	452	582	515	458

Basic earnings per common share	$1.51	$1.95	$1.72	$1.53
Diluted earnings per common share	$1.51	$1.94	$1.71	$1.51

2008
Sales	$1,536	$1,736	$1,524	$1,498
Operating income	500	646	494	573
Net earnings	429	567	627	424

Basic earnings per common share	$1.44	$1.90	$2.10	$1.42
Diluted earnings per common share	$1.43	$1.88	$2.07	$1.41

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Operating income and net earnings in 2009 included costs related to a staffing reduction of approximately 260 employee positions of $18 in the three months ended March 31, 2009 and of $1 in the three months ended September 30, 2009.

Net earnings in the three months ended December 31, 2009 included $30 in additional tax reserves from new information related to prior years' provisions.

Operating income and net earnings after September 15, 2009 reflect the operations of ESBATech subsequent to its acquisition effective September 15, 2009, as discussed in note 19.

Net earnings in the three months ended September 30, 2008 included income tax benefits of $236 related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc.