Form 20-F
ALCON INC
filed 2011-03-18
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2010
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number   001-31269
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

Securities registered or to be registered pursuant to Section 12(g) of the Act.                                                                                                                                                    None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.                                                                                                                                 None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 302,390,266 Common Shares
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
Item 17	Item 18
If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	X	No

INTRODUCTION AND USE OF CERTAIN TERMS

Trademarks used by Alcon, Inc. ("Alcon") appear in italic type in this report and are the property of or are licensed by one of our subsidiaries.

In this report, the trademark product brand names refer to the products noted below.

Product Brand Name	Referenced Product
A-OK®	A-OK® ophthalmic knives
Accurus®	Accurus® surgical system
AcrySof®	AcrySof® intraocular lens
AcrySof® CACHET™	AcrySof® CACHET™ phakic lens
AcrySof® IQ	AcrySof® IQ intraocular lens
AcrySof® IQ ReSTOR®	AcrySof® IQ ReSTOR® intraocular lens
AcrySof® IQ ReSTOR® Multifocal Toric	AcrySof® IQ ReSTOR® Multifocal Toric intraocular lens
AcrySof® IQ ReSTOR® +3.0	AcrySof® IQ ReSTOR® +3.0 intraocular lens
AcrySof® IQ Toric	AcrySof® IQ Toric intraocular lens
AcrySof® Natural	AcrySof® Natural intraocular lens
AcrySof® ReSTOR®	AcrySof® ReSTOR® intraocular lens
AcrySof® ReSTOR® Toric	AcrySof® ReSTOR® Toric intraocular lens
AcrySof® Toric	AcrySof® Toric intraocular lens
ALCON®	ALCON® house trademark
ALLEGRETTO™	ALLEGRETTO™ laser system
ALLEGRETTO™ EX-400	ALLEGRETTO™ EX-400 laser
ALLEGRETTO™ EX-500	ALLEGRETTO™ EX-500 laser
ALLEGRETTO WAVE® Eye-Q	ALLEGRETTO WAVE® Eye-Q 400 Hz laser
ALLEGRO ANALYZER®	ALLEGRO ANALYZER® wavefront system
ALLEGRO™	ALLEGRO™ biometry system
ALLEGRO OCULYZER®	ALLEGRO OCULYZER® pentacam diagnostic device
ALLEGRO TOPOLYZER®	ALLEGRO TOPOLYZER® corneal topography system
AquaLase®	AquaLase® liquefaction device
AZARGA®	AZARGA® ophthalmic suspension
Azopt®	Azopt® ophthalmic suspension
Betoptic S®	Betoptic S® ophthalmic suspension
BSS Plus®	BSS Plus® irrigating solution
CiloDex®	CiloDex® otic solution
CIPRODEX®*	CIPRODEX® otic suspension
Cipro® HC*	Cipro® HC Otic
CONSTELLATION®	CONSTELLATION® vitreoretinal system
Custom Pak®	Custom Pak® surgical procedure packs
DisCoVisc®	DisCoVisc® viscosurgical device
DuoTrav® (EU)	DuoTrav® ophthalmic solution
DuoTrav® APS (EU)	DuoTrav® APS ophthalmic solution
DuoVisc®	DuoVisc® viscoelastic system
DUREZOL®	DUREZOL® ophthalmic emulsion/steroid
EXPRESS®	EXPRESS® contact lens care solutions
EX-PRESS®	EX-PRESS® glaucoma filtration device
Grieshaber®	Grieshaber® surgical instruments
ICAPS®	ICAPS® dietary supplements
Infiniti®	Infiniti® vision system
Laureate®	Laureate® compact phacoemulsification system
LEGACY®	LEGACY® surgical system
LenSx®	LenSx® laser system
Maxitrol®	Maxitrol® ophthalmic suspension or ointment
Moxeza™*	Moxeza™ 0.5% ophthalmic solution

Product Brand Name	Referenced Product
NEVANAC®	NEVANAC® ophthalmic suspension
Opatanol® (EU)	Opatanol® ophthalmic solution
OPTI-FREE®	OPTI-FREE® contact lens care solutions
OPTI-FREE® EVERMOIST™	OPTI-FREE® EVERMOIST™ multi-purpose disinfecting solution
OPTI-FREE® EXPRESS® No-Rub®	OPTI-FREE® EXPRESS® No-Rub® contact lens care solution
OPTI-FREE® RepleniSH®	OPTI-FREE® RepleniSH® multi-purpose disinfecting solution
OZil®	OZil® torsional hand piece/technology
Pataday™	Pataday™ ophthalmic solution
Patanase®	Patanase® nasal spray
Patanol®	Patanol® ophthalmic solution
Perfluoron®	Perfluoron® perfluoro-n-octane liquid
ProVisc®	ProVisc® ophthalmic viscosurgical device
Silikon®	Silikon® ophthalmic surgical oil
SOFZIA®	SOFZIA® preservative system
Systane®	Systane® lubricant eye drops
Systane® Balance	Systane® Balance lubricant eye drops
Systane® Ultra	Systane® Ultra lubricant eye drops
Tears Naturale®	Tears Naturale® lubricant eye drops
TobraDex®	TobraDex® ophthalmic suspension or ointment
TobraDex® ST	TobraDex® ST ophthalmic suspension
Tobrex®	Tobrex® ophthalmic solution or ointment
TRAVATAN®	TRAVATAN® ophthalmic solution
TRAVATAN® APS	TRAVATAN® APS ophthalmic solution
TRAVATAN Z®	TRAVATAN Z® ophthalmic solution
TRIESENCE®	TRIESENCE® injectable suspension
Vegamox®* (Japan)	Vegamox® ophthalmic solution
Vigadexa®	Vigadexa® ophthalmic solution
Vigamox®*	Vigamox® ophthalmic solution
VISCOAT®	VISCOAT® ophthalmic viscosurgical device
WaveLight®	WaveLight® refractive suite

*       Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.  Moxifloxacin, the primary ingredient in Vigamox®, Vegamox® and Moxeza™, is licensed to Alcon by Bayer Schering Pharma AG.

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

This report uses certain terms defined below.

Term	Definition
Affordable Care Act	Health Care and Education Reconciliation Act of 2010
AMD	Age-related macular degeneration
ANDA	Abbreviated New Drug Application
ANDS	Abbreviated New Drug Submission
AOMT	Otitis media in the presence of tympanostomy tubes
AREDS	National Eye Institute's Age Related Eye Disease Study
ASC	Accounting Standards Codification
ASERP	Alcon Supplemental Executive Retirement Plan
BAC	Benzalkonium chloride
CEO	Chief Executive Officer
CMS	The Centers for Medicare and Medicaid Services
CP Program	Alcon's Commercial Paper Program
(the) Company	Alcon, Inc. and its subsidiaries
DCP	Alcon Executive Deferred Compensation Plan
DTC	Depository Trust Company
EPS	Earnings Per Share
ESCP	Alcon's Executive Salary Continuation Plan
EU	European Union
EUCMS	Concerned member state of the European Union
Evaluation Date	End of the period covered by this annual report
Exchange Act	U.S. Securities Exchange Act of 1934
External auditors	The primary Alcon Group external auditors and additional external auditors specific to the Company subsidiary
FASB	Financial Accounting Standards Board
FDA	United States Food and Drug Administration
FDAAA	Food and Drug Administration Amendments Act of 2007
FTC	U.S. Federal Trade Commission
IFRS	International Financial Reporting Standards
IPO	The initial public offering of approximately 69,750,000 of Alcon, Inc.'s common shares on March 20, 2002
IRB	Institutional Review Board
IRC	U.S. Internal Revenue Code
LASIK	Laser-Assisted In Situ Keratomileusis
MGD	Meibomian gland dysfunction
NDA	New Drug Application
Non-U.S. Holder	A holder that is not a U.S. Holder (see definition of U.S. Holder below)
NSAID	Non-steroidal anti-inflammatory drug
NYSE	New York Stock Exchange
OTC	Over-the-Counter drugs available without a prescription
PMA	Pre-Market Approval
Purchase and Option Agreement	Purchase and Option Agreement between Nestlé S.A. and Novartis AG dated as of April 6, 2008
REMS	Risk evaluation and mitigation strategies discussed in the FDAAA
RMS	Reference member state of the European Union
RSU(s)	Restricted share unit(s)
SAB	Staff Accounting Bulletin published by the SEC
SEC	United States Securities and Exchange Commission
Second Stage Closing	The purchase and sale of Nestlé's remaining Alcon shares to Novartis under the Purchase and Option Agreement

Term	Definition
Securities Act	U.S. Securities Act of 1933, as amended
Separation Agreement	Separation Agreement between Nestlé and Alcon described in Item 7.B.5
Services Agreement	Guarantee Fee and Commercial Paper Program Services Agreement, as described in Item 7.B, "Related Party Transactions."
Shareholders Agreement	Shareholders Agreement between Nestlé and Novartis dated as of April 6, 2008
SSAR(s)	Share-settled stock appreciation right(s)
Swiss Holder	Security holder as defined in Item 10.E.
TSR	Total shareholder return
U.S. GAAP	United States generally accepted accounting principles
U.S. Holder	Security holder as defined in Item 10.E.
VHCA	Veterans Health Care Act

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

Statements in this report regarding the Company's market share position are from the following sources:

·	pharmaceutical products--IMS Research;
·	surgical products--internal estimates prepared using industry data;
·	consumer products--AC Nielsen, IMS Research, selected other third party data providers and company estimates.

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

Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

·	failure to consummate the merger with Novartis AG may cause volatility in our share price;

·	resources devoted to research and development may not yield new products that achieve commercial success;

·	the production and launch of commercially viable products may take longer and cost more than expected;

·	competition may lead to worse than expected financial condition and results of operations;

·	changes in reimbursement procedures and/or amounts by third-party payors;

·	changes caused by regulatory or market forces in the prices we receive for our products;

·	changes in the global economic environment in which we operate, as well as changes in the economic conditions in our markets;

·	currency exchange rate fluctuations may negatively affect our financial condition and results of operations;

·	the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism;

·	supply and manufacturing disruptions could negatively impact our financial condition or results of operations;

·	inability to attract qualified personnel, which could negatively impact our ability to grow our business;

·	difficulty protecting our intellectual property rights;

·	pending or future litigation may negatively impact our financial condition and results of operations;

·	government regulation or legislation may negatively impact our financial condition or results of operations;

·	product recalls or withdrawals may negatively impact our financial condition or results of operations;

·	the occurrence of environmental liabilities arising from our operations; and

·
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

	Year Ended December 31,
		2010		2009		2008		2007		2006
		(in millions, except per share data)
Statement of Earnings Data:
Sales		$7,179		$6,499		$6,294		$5,599		$4,897
Cost of goods sold		1,675		1,614		1,472		1,398		1,215

Gross profit		5,504		4,885		4,822		4,201		3,682
Selling, general and administrative		2,070		1,935		1,961		1,694		1,399
Research and development		747		665		619		564		512
In process research and development		--		--		--		9		--
Amortization of intangibles		60		24		29		51		199
Other operating expenses		152		--		--		--		--

Operating income		2,475		2,261		2,213		1,883		1,572
Interest income		29		46		76		69		74
Interest expense		(9)		(16)		(51)		(50)		(43)
Other, net		32		22		(155)		27		14

Earnings before income taxes		2,527		2,313		2,083		1,929		1,617
Income taxes		317		306		36		343		269

Net earnings		$2,210		$2,007		$2,047		$1,586		$1,348

Basic weighted-average common shares outstanding		301		299		298		298		304
Diluted weighted-average common shares outstanding		304		301		301		302		309
Basic earnings per common share		$7.34		$6.72		$6.86		$5.32		$4.43
Diluted earnings per common share		$7.27		$6.66		$6.79		$5.25		$4.37
Dividends paid on common shares		$1,037		$1,048		$750		$613		$417
Dividends paid per common share: U.S. $		$3.44		$3.50		$2.50		$2.04		$1.38
Dividends paid per common share: Swiss CHF	CHF	3.95	CHF	3.95	CHF	2. 63	CHF	2.50	CHF	1.68

Cash Flow Data:
Cash provided by (used in):
Operating activities		$2,375		$2,416		$2,032		$1,470		$1,406
Investing activities		(1,705)		(390)		(365)		(227)		(166)
Financing activities		(1,150)		(1,481)		(1,333)		(607)		(1,225)

	At December 31,
		2010		2009		2008		2007		2006
Balance Sheet Data:	(in millions)
Current assets		$6,069		$5,833		$5,219		$4,825		$3,462
Working capital		4,278		3,858		3,029		1,963		1,461
Total assets		10,073		8,686		7,551		7,016		5,427
Long term debt, net of current maturities		--		56		61		52		49
Total shareholders' equity		7,252		5,905		4,691		3,375		2,914

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

The following table sets forth, for the periods indicated, information concerning the exchange rate between Swiss francs and U.S. dollars based upon the spot rate at the close of market, as published by Bloomberg Finance L.P.:

	Exchange Rate for 1 U.S. Dollar
Fiscal Year	Period End (1)	Average (1) (2)	High	Low

2006	1.2201	1.2529	1.3228	1.1923
2007	1.1335	1.2000	1.2535	1.0969
2008	1.0687	1.0824	1.2254	0.9844
2009	1.0352	1.0850	1.1852	0.9964
2010	0.9352	1.0423	1.1631	0.9352

(1)	The closing spot rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the daily rates as published by Bloomberg Finance L.P. during the period.

The following table sets forth the high and low closing spot rate for the Swiss franc for each of the prior six months:

	Exchange Rate for 1 U.S. Dollar
Month	Period End	Average	High	Low

September 2010	0.9825	1.0011	1.0198	0.9758
October 2010	0.9824	0.9688	0.9904	0.9530
November 2010	1.0034	0.9852	1.0036	0.9584
December 2010	0.9352	0.9670	1.0023	0.9352
January 2011	0.9440	0.9566	0.9737	0.9334
February 2011	0.9289	0.9494	0.9732	0.9264

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

We currently hold approximately 7,000 patents and have more than 4,000 pending patent applications.  We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology.  These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information.  Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable.  From time to time, we have faced challenges of our intellectual property rights and face current challenges to some of our key products.  Furthermore, we cannot ensure that any pending patent application held by us will result in an issued patent or that, if patents are issued to us, such patents will provide meaningful protection against competitors or competitive technologies.  Any litigation to protect our intellectual property rights could result in substantial expense, may reduce our profits and may not be successful.  In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights.  This risk is exacerbated by the fact that the validity and breadth of patents in our industry frequently involve complex legal issues that are not easily resolved.

The Company, either alone or jointly with its commercial partners, has filed fourteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of the Company's products, under what are known as Abbreviated New Drug Applications ("ANDAs").

Each infringement action was filed after the Company received notice that one or more of the generic drug companies had filed an ANDA seeking approval to sell a generic version of a Company product.  As part of its ANDA, each generic drug company challenged one or more patents covering a Company product.  Our products subject to generic challenges include Vigamox® antibiotic ophthalmic solution, Patanol® and Pataday™ anti-allergy ophthalmic solutions, and TRAVATAN® and TRAVATAN Z® ophthalmic solutions.  In the United States, as a result of filing the lawsuits, the FDA must delay approval of the related ANDAs for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In Canada, filing of the lawsuits secured a 24-month delay in approval from the Minister of Health, which can be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should any generic drug company succeed in overcoming all applicable patents and secure regulatory approval, it would be entitled to sell a generic product that would compete with the Company's product in the United States or Canada.  Such competition would be expected to impact significantly the Company's sales and profits.  More information on these suits can be found at Item 8.A.7, "Legal Proceedings."

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  The Company filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case had been set for trial in August 2010 but has been postponed.  No new trial date has been set.  Summary judgment motions were filed by both parties January 7, 2011.  Alcon is seeking summary judgment on noninfringement, invalidity and laches, while Dr. Nielsen is seeking partial summary judgment on invalidity and laches/estoppels.  On January 10, 2011, the court ordered that both parties' motions be stricken and refiled in a "cross-motion" format, the briefing for which was extended by the court until the end of March 2011.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims.  The case has been set for trial on October 17, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

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

A portion of our sales comes from elective surgical procedures or elections to utilize advanced technology options in surgery.  Economic conditions and price competition may cause sales of our products used in these types of elective surgical procedures to decline and reduce our profitability.

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

The initiatives of managed care organizations and governments to contain healthcare costs in the United States and in other countries are placing an increased emphasis on the delivery of more cost-effective medical therapies.  This emphasis has, and in the future could, adversely affect sales and prices of our products.  Patients, consumers, physicians, hospitals and other healthcare providers may be reluctant to purchase our products if they do not receive adequate reimbursement for the cost of our pharmaceutical and surgical products and for procedures performed using our products from both governmental and private third-party payors.  For example:

·
Major third-party payors for hospital services, including government insurance plans, Medicare, Medicaid and private healthcare insurers, have substantially revised their payment methodologies during the last few years, resulting in stricter standards for and lower levels of reimbursement of hospital and outpatient charges for some medical procedures.

·
Increased pressures to reduce government healthcare spending could lower our effective average selling price.  In the United States, the Centers for Medicare and Medicaid Services ("CMS") impose controls on the prices at which medical devices and physician-administered drugs used in ophthalmic surgery are reimbursed for Medicare patients.  Many private third-party payors use CMS guidelines in determining reimbursement levels.  In addition, recent government initiatives, such as the U.S. Medicare Part D outpatient prescription drug benefit and the Affordable Care Act, or future government initiatives may negatively impact the number of units we sell or the price we realize for our pharmaceutical products.

·
Most European Union ("EU") member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which medicines and medical devices are reimbursed under state-run healthcare schemes.  Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states.  Increased pressures to reduce government healthcare spending and increased transparency of prices, following the adoption of the European euro, have meant that an increasing number of governments have adopted this approach.  Ever-tighter budgetary constraints also mean that many jurisdictions are increasingly focusing on health economics-based assessment to determine whether technologies represent an appropriate use of national healthcare budgets.  The major EU economies, such as France, Germany and the United Kingdom, have led the way with the development of sophisticated systems, but in almost every European country there is likely to be some form of health technology assessment before the government issues guidance or grants reimbursement or procurement approval for an expensive new technology.  Furthermore, with increased price transparency, parallel importation of pharmaceuticals from lower price level countries to higher priced markets has grown, and these parallel imports lower our effective average selling price.

·
Japan also imposes controls on the prices at which medicines and medical devices are reimbursed under the national healthcare schemes.  Due to increased pressures to reduce government healthcare spending, the Japanese government continues to seek cuts where possible, and is actively promoting the use of generic products.

·
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

·
Competitors may introduce generic products that compete directly or indirectly with our products and such generic products may have preferential positions on formularies or reduce our unit sales and prices.

·	There are proposed and existing laws and regulations governing product prices that may negatively affect the profitability of companies in the healthcare industry.

·	There have been recent initiatives by third-party payors to challenge the prices charged for medical products, which could affect our profitability.

·
Reductions in the prices for our products in response to these trends could reduce our profits.  Moreover, our products may not be covered in the future by third-party payors.  The failure of our products to be so covered could cause our profits to decline.

·
In March 2010, the United States government enacted the Affordable Care Act legislation that is expected to have far reaching implications for the healthcare industry.  This legislation will increase rebates pharmaceutical manufacturers must pay to the Medicaid program, impose new discount obligations on pharmaceutical manufacturers with respect to Medicare Part D, potentially affect reimbursement for pharmaceutical and medical device products through a greater emphasis on comparative effectiveness, impose an annual fee on pharmaceutical manufacturers and an excise tax on medical device products, impose additional reporting requirements surrounding interactions with healthcare providers, and affect the manner in which insurers provide medical coverage.  We expect that these changes will reduce the reimbursement for our products and negatively impact selling prices, increase rebates and fees that we provide to the federal and various state governments, increase the cost of our insurance plans and increase administrative costs associated with compliance activities.  "Overview of Our Business – U.S. Healthcare Reform" in Item 5 provides more discussion of these changes.

The FDA and other regulators may authorize sales of competitive prescription pharmaceuticals on a non-prescription basis, which could reduce the demand for and profitability of our prescription products.

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

Our products are sold in more than 180 countries.  We have more than 75 local operations worldwide and more than half of our revenues in 2010 came from customers outside the United States.

The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In 2010, our most significant currency exposures were to the euro, the Japanese yen, the Brazilian real and the Canadian dollar versus the U.S. dollar.

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

Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products.  Our operations outside the United States are subject to a number of risks and potential costs, including lower profit margins, less stringent protection of intellectual property and economic, political and social uncertainty in countries in which we operate, especially in emerging markets.  These and other risks may have a material adverse effect on our operations in any particular country and on our business as a whole.  For example, many emerging markets have currencies that fluctuate substantially.  If currencies devalue and we cannot offset with price increases, our products may become less profitable.  Inflation in emerging markets also can make our products less profitable and increase our exposure to credit risks.  We have experienced currency fluctuations, social and political conditions, inflation and volatile economic conditions, which have impacted our profitability in the past in several markets and we may experience such impacts in the future.

The current economic and financial crisis appears to be affecting many of the markets in which we operate.  As a result, there is a risk that consumers may reduce their expenditures on prescription drugs, over-the-counter healthcare products and other healthcare spending to help cope with hard economic times.  In addition, governments may come under increasing pressure to reduce healthcare expenditures as a result of lower revenue and increased demand for other government services during this financial crisis.  Both of these items could have a negative impact on our sales and profits.

We have significant outstanding receivable balances that are dependent upon either direct or indirect payment by various governmental entities across the world.  The ultimate payment of these receivables is dependent on the ability of these governments to maintain liquidity primarily through borrowing capacity, particularly in the European Union.  If certain governments are not able to maintain access to liquidity through borrowing capacity, the ultimate payment of their respective portion of outstanding receivables could be at risk and impact profits and cash flow.

We single-source many of the active ingredients and components used in our products and interruptions in the supply of these raw materials could disrupt our manufacturing of specific products and cause our sales and profitability to decline.

We single-source active ingredients contained in a majority of our pharmaceutical and consumer eye care products, including ProVisc®, DisCoVisc® and VISCOAT® surgical viscoelastic devices, both Systane® and Systane® Ultra lubricant eye drops, both PatanolÒ and Pataday™ ophthalmic solutions and Vigamox® moxifloxacin ophthalmic solution.  In these cases, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy process.  In many cases, we use single-source suppliers for other components and raw materials used in our products.  The loss of any of these or other significant suppliers or the inability of any such supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations.  In addition, a significant price increase from any of our single-source suppliers could cause our profitability to decline if we cannot increase our prices to our customers.  In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to such suppliers.

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

We are subject to extensive government regulation related to (i) the review and market approval of drugs and medical devices, (ii) ongoing compliance and reporting obligations for products with post-approval review and (iii) ongoing pricing and reimbursement reviews for drugs and devices.  These government regulations require internal processes that increase our costs to secure and maintain market registration of our drug and device products.  Government regulation also could prevent us from selling our products.

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

Our manufacturing, sales, promotion and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities, including, in the United States, the FDA, the U.S. Federal Trade Commission, the Department of Justice, the CMS, other divisions of the Department of Health and Human Services and state and local governments.  Any product for which we currently have or may obtain marketing approval, or clearance, along with the associated manufacturing processes, any post-approval clinical data that we might be required to collect, any adverse events and malfunctions associated with the products, and any advertising and promotional activities for the product, are subject to continual recordkeeping and reporting requirements, review and periodic inspections by regulatory authorities.  Our advertising and promotional activities are subject to stringent regulatory rules and oversight.  In the past, we have had to change or discontinue promotional materials because of regulatory agency requests, and we are exposed to that possibility in the future and also to the possibility of new civil monetary penalties that have been established for violative promotion of drug products to consumers.

New requirements and industry guidelines have been adopted to require the posting of ongoing drug and device clinical trials on public registries, and the disclosure of designated clinical trial results.  We must continually review adverse event and other available safety information that we receive concerning our products and make expedited and periodic reports to regulatory authorities.  In any given situation, we may consider whether to implement a voluntary product recall.  We might be required to report to the FDA certain drug and medical device recalls, device malfunctions or product defects and failures to meet federal electronic product standards.  In the United States, any free samples we distribute to physicians must be carefully monitored and controlled, and must otherwise comply with the requirements of the Prescription Drug Marketing Act, as amended, and FDA regulations.  In addition, certain of our products must comply with child-resistant packaging requirements under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations.

Our sales, marketing, research and other scientific/educational programs also must comply with rules governing the promotion of medicines and devices, anti-bribery rules and related laws, such as the anti-kickback and fraud and abuse provisions of the Social Security Act, as amended, the Foreign Corrupt Practices Act, the False Claims Act, as

amended, the privacy provisions of the Health Insurance Portability and Accountability Act and similar state laws.  Pricing and rebate programs must comply with the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, the Veterans Health Care Act of 1992, as amended, and the Deficit Reduction Act of 2005, as amended.  The statutes and regulations governing the various price reporting requirements are complex and have changed over time, and the U.S. government has not given clear guidance on many issues.  In addition, recent statutory and regulatory developments have not yet been applied by the government or courts to specific factual situations.  We believe that the Company is in compliance with all applicable government price reporting requirements, but there is the potential that the CMS, other regulatory and law enforcement agencies or a court could arrive at different interpretations, with adverse financial or other consequences for the Company.  If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.  Some European Union bodies and most European Union member states and Japan impose controls and restrictions that are similar in nature or effect to those described above.

In recent years, several states in the United States, including California, Connecticut, Maine, Massachusetts, Minnesota, Nevada, New Hampshire, New Mexico, Texas, Vermont and West Virginia, as well as the District of Columbia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as prohibiting pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing.  Similar legislation is being considered in other states and at the federal level in the United States.  Many of these requirements are new and their breadth and application is uncertain, and most apply only to drugs; however, certain legislation (e.g., California, Connecticut, Massachusetts, Nevada and Vermont) also applies to devices.

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

We may be subject to governmental, regulatory and other legal proceedings that have a significant negative effect on our results of operations.

We are obligated to comply with the laws of each of the many countries in which we operate, covering a broad range of activities.  Despite our efforts, any failure to comply with law could lead to substantial liabilities that may not be covered by insurance, and could affect our business and reputation.

As further discussed in Item 8.A.7, "Legal Proceedings," we are subject to various legal proceedings, including legal proceedings relating to Novartis's January 2010 merger proposal.  We may also be subject to additional legal proceedings in the future.  Such proceedings could relate to, among other things, product liability, commercial disputes, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety, environmental, tax, privacy, intellectual property matters and the proposed merger with Novartis.  Such proceedings are inherently unpredictable, and large verdicts sometimes occur.  As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations or cash flows, and the price of our common shares may be affected by speculation concerning the potential outcome of legal proceedings.

We are subject to governmental oversight and associated civil and criminal enforcement relating to drug and medical device advertising, promotion and marketing, and such enforcement is evolving and intensifying.  Other parties, including private plaintiffs, also are commonly bringing suit against pharmaceutical and medical device companies, alleging off-label marketing and other violations.  Given the significant risks associated with such enforcement and suits, we have adopted enhanced compliance controls over our advertising, marketing and promotional activities, among other areas.  However, there remains substantial risk in this area given evolving enforcement theories and increasing claims brought by governmental and private parties.

New legal and regulatory requirements could make it more difficult for us to obtain approvals for our product candidates and could limit or make more burdensome our ability to commercialize any approved products.

The Food and Drug Administration Amendments Act of 2007 ("FDAAA") contains significant regulatory requirements affecting pharmaceutical and medical device manufacturers.  These requirements share some of the broad themes in recently adopted legal requirements for drugs in the European Union.  For drugs, the FDAAA grants the FDA extensive new authority to impose post-approval clinical study and clinical trial requirements, require safety-related changes to product labeling, review advertising aimed at consumers and require the adoption of risk management plans, referred to in the legislation as risk evaluation and mitigation strategies ("REMS").  The REMS may include requirements for special labeling or medication guides for patients, special communication plans to healthcare professionals and restrictions on distribution and use.  For example, if the FDA makes the necessary findings, it might require that a new product be used only by physicians with certain specialized training, only in certain designated healthcare settings or only in conjunction with special patient testing and monitoring.

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

States require the registration of manufacturers and wholesale distributors of pharmaceutical and medical device products in that state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state.  New requirements also have been imposed in some states and certain markets outside the United States and proposed in other states, requiring us to provide paper or electronic pedigrees with the drugs that we distribute to help establish their authenticity and to track their movement from the manufacturer through the chain of distribution.

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

From time to time, we are named as a defendant in product liability lawsuits, and although we believe we are not currently subject to any material product liability proceedings, we may incur material liabilities relating to product liability claims in the future, including claims arising out of procedures performed using our surgical equipment.  Prior to 2005, we relied on a combination of self-insurance and third-party insurance to cover potential product liability claims.  Since January 1, 2005, we no longer purchase third party product liability insurance coverage for this risk.  The combination of insurance coverage (if any), cash flows and reserves may not be adequate to satisfy product liabilities that we may incur in the future.  Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees.  Successful product liability claims brought against us could have a material adverse effect on our results of operations or our financial condition.

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

Prior to 2005, we relied on a combination of self-insurance and third-party insurance to cover potential environmental liability claims.  Since January 1, 2005, we no longer purchase insurance coverage for this risk.  The combination of insurance coverage (if any), cash flows and reserves may not be adequate to satisfy environmental liabilities that we may incur in the future.  Any environmental claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future and require us to incur significant legal fees.  Successful environmental liability claims brought against the Company could have a material adverse effect on our results of operations or our financial condition.

We do not purchase third-party insurance to cover almost all of our property and casualty, business interruption and liability risks.  We continue to purchase insurance from third parties when required by law and for the personal side of directors' and officers' liability insurance.

The pharmaceutical and medical device business involves an inherent risk of product liability and any claims of this type could have an adverse impact on us.  Furthermore, we have all the risks of property and casualty, general liability, business interruption and environmental liability exposures that are typical of a public enterprise with manufacturing and marketing activities.  Prior to 2005, we relied on a combination of self-insurance through our captive insurance subsidiaries and third-party insurance to cover potential claims from these risks.  Since March 31, 2005, we no longer purchase any form of insurance from third parties except for insurance coverage required by law to be purchased from third parties, such as workers' compensation and automobile insurance.  Consequently, we are exposed to all self-insured risks.  However, we purchase the personal side of directors' and officers' liability insurance from a third party.

Although our Company assets, our internally generated cash flows and third-party insurance coverage have been adequate to provide for liability claims in the past, there can be no assurance that future liability claims and other losses from these risks can be covered by our insurance coverage limits for past activities, Company assets and future cash flows.  Any significant losses from these risks could have a material adverse effect on our results of operations or our financial condition.

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

There is a possibility that the proposed Employee Free Choice Act may be enacted in the United States.  If passed, the Employee Free Choice Act would make it easier for unions to win elections and could result in more labor relations requirements and union activity in our business.  This legislation potentially could increase our costs and could have a material adverse effect on our overall competitive position.

The March 11, 2011 earthquake and tsunami in Japan may adversely affect our operations in Japan.

On March 11, 2011, a significant portion of Japan suffered damage from a major earthquake and accompanying tsunami.  Our office in Tokyo reported that all of our employees there were safe and that damage to the Company's physical assets was not significant to the Company on a consolidated basis.  However, damage to the country's energy supplies, infrastructure and distribution channels has been significant and may cause adverse consequences in the future.  As a result, we expect that our operations in Japan will be adversely affected in 2011 by factors that may include reduced sales, increased costs and expenses, and disruptions to the operations of our suppliers and business partners.  We are unable to determine the extent of the impact of this event on our operations and financial condition in the future with any level of precision at the date of this report.

Risks Related to Our Relationship with Novartis

We will be controlled by Novartis AG as long as it owns a majority of our common shares, and our other shareholders will be unable to affect the outcome of a shareholder vote during that time.

At December 31, 2010, Novartis AG, a Swiss corporation, owned approximately 77% of our outstanding common shares.  Because Novartis's interests may differ from those of our other shareholders, actions Novartis takes with respect to us may be unfavorable to our other shareholders.  Minority holders of common shares will not be able to affect the outcome of most shareholder votes so long as Novartis owns at least a majority of our outstanding common shares.  So long as it owns at least a majority of our common shares, Novartis will be able to control, among other things, the outcome of shareholder votes relating to the following:  the election and removal of all of our directors; amendments to our Articles of Association; payment of dividends; changes to our capital structure; and appointment and removal of our statutory and group auditors.

On December 14, 2010, Alcon's board of directors approved a merger agreement with Novartis, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own, comprised of a combination of Novartis shares (or American Depositary Shares in lieu thereof) and, if necessary, a cash contingent value amount to result in a total value of $168 per share.  The merger agreement precludes the payment of dividends by Alcon and contains limitations on our ability to take certain actions without the prior consent of Novartis.  Completion is conditional, among other things, on two-thirds approval by the shareholders of Alcon.  At December 31, 2010, Novartis owned more than the required two-thirds of the outstanding common shares of Alcon and has agreed, subject to certain conditions, to vote all of its Alcon shares to approve the merger.

For further details on the proposed merger, please refer to Item 7.B, "Related Party Transactions" and the Merger Agreement dated December 14, 2010 between Novartis AG and Alcon, Inc., included as Exhibit 4.13 to this report.  Additional information concerning the proposed merger is included in the registration statement on Form F-4 filed by Novartis with the United States Securities and Exchange Commission on December 23, 2010 and subsequent amendments thereto.

Because Novartis controls us, conflicts of interest between Novartis and us could be resolved in a manner unfavorable to us.

Various conflicts of interest between Alcon and Novartis could arise.  For example, ownership interests of directors or officers of Alcon in Novartis shares or service as a director or officer of both Alcon and Novartis could create, or appear to create, potential conflicts of interest when a director or officer is faced with decisions that could have different implications for the two companies, such as disagreement over the desirability of a potential acquisition opportunity, employee retention or recruiting or our dividend policy.

We cannot assure you that all conditions to the merger will be completed and the merger consummated.

The merger is subject to the satisfaction of closing conditions, including the approval of our and Novartis's shareholders, and we cannot assure you that the merger will be completed.  In the event the merger is not completed, we may be subject to many risks, including the costs related to the proposed merger, such as legal, accounting, and advisory fees, which must be paid even if the merger is not completed.  If the merger is not completed, the market price of our common stock could decline.

Sales or distributions of our common shares by Novartis could depress the market price for our common shares.

Novartis may, at any time, sell all or part of our common shares that it owns or it may distribute those common shares to its shareholders.  There can be no assurance that any of our other shareholders will be included in any transaction in the event Novartis sells its interest in us to another party or that any of our shareholders will realize a premium with respect to their common shares as a result of such transaction or any other disposition of our common shares by Novartis.  In addition, sales or distributions by Novartis of substantial amounts of our common shares in the public market or to its shareholders could adversely affect prevailing market prices for our common shares.  Novartis is not subject to any contractual obligation to maintain its respective ownership positions in our shares.

Risks Related to the Securities Markets and Ownership of Our Common Shares

The price of our common shares may fluctuate.

The market price of our common shares may fluctuate significantly in response to factors, both within and outside our control, such as announcements of innovations and discoveries or new products by us or our competitors, developments concerning intellectual property rights and regulatory approvals, changes in estimates of our financial performance, changes in recommendations by securities analysts and developments with respect to the proposed merger with Novartis.  To the extent that there are sales of substantial amounts of common shares in the public market in connection with or immediately following exercise by the holders of employee stock options or share-settled stock appreciation rights, the market price of our common shares may decrease significantly.

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

In addition, in several instances we follow Swiss corporate governance practices instead of the corporate governance practices applicable to a U.S. company under New York Stock Exchange ("NYSE") listing standards, as permitted by the NYSE.  A summary of the principal areas of difference is provided under Item 16G, "Corporate Governance."

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

Important Events in the History of the Company in 2010

Change of Control and Proposed Merger

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis acquired a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remained Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contained put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010.  As outlined by the two parties, these rights granted (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

For further details on the Purchase and Option Agreement, please refer to the following link at the SEC's web site:  http://www.sec.gov/Archives/edgar/data/1114448/000110465908045488/a08-18409_1ex2d1.htm.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon with the 23% balance being the publicly traded shares.

The consummation triggered certain change of control provisions in certain retirement plans for Company employees, the Company's share-based awards plan (including the vesting of certain outstanding share-based awards) and other agreements.

On January 4, 2010, Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.

The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors.  Alcon's Independent Director Committee believes Alcon's Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, we cannot predict the outcome of any proceeding that might be initiated to interpret or challenge this position.

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

Merger Agreement of December 14, 2010

On December 15, 2010, Alcon announced that its board of directors approved a merger agreement with Novartis, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own.  Under the terms of the deal, the merger consideration will be comprised of a combination of Novartis shares (or American Depositary Shares in lieu thereof) and, if necessary, a cash contingent value amount to result in a total value of $168 per share.  The exact exchange ratio and cash contingent value amount will be calculated based upon formulas set forth in the merger agreement.

In accordance with Alcon's Organizational Regulations and after receiving a fairness opinion from its independent financial adviser, Greenhill & Co., the Independent Director Committee unanimously recommended approval of the merger agreement to the Alcon board.  The board also received a separate fairness opinion rendered by Lazard Frères & Co. LLC in connection with the transaction.  After considering these items and other appropriate information and factors, the Alcon board approved the merger proposal.

The merger will be effected under Swiss merger law.  Completion is conditional, among other things, on two-thirds approval by the shareholders of both Novartis and Alcon voting at their respective meetings, and the registration and listing of Novartis shares and American Depositary Shares to be issued as merger consideration on the SIX Swiss Exchange and the New York Stock Exchange, respectively.  At December 31, 2010, Novartis owned more than the required two-thirds of the outstanding common shares of Alcon and has indicated its intention, subject to certain conditions, to vote all of its Alcon shares to approve the merger.  The merger is expected to be completed during the first half of 2011.

Upon completion of the merger, Alcon will become the second largest division within Novartis.  Novartis has proposed that its CIBA VISION operations and select Novartis ophthalmic products will be integrated into Alcon.

For further details on the proposed merger, please refer to Item 7.B, "Related Party Transactions" and the Merger Agreement dated December 14, 2010 between Novartis AG and Alcon, Inc., included as Exhibit 4.13 to this report.
Additional information concerning the proposed merger is included in the registration statement on Form F-4 filed by Novartis with the United States Securities and Exchange Commission on December 23, 2010 and subsequent amendments thereto.

Capital Expenditures, Acquisitions and Divestitures for the Last Three Years (January 1, 2008 through December 31, 2010):

The Company's capital expenditures for property, plants and equipment, to expand and upgrade manufacturing facilities, research and development facilities and other infrastructure, for the years ended December 31, 2010, 2009 and 2008 were $309 million, $342 million and $302 million, respectively.

In 2009, we broke ground to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia.  Initial construction has been completed, and we plan for the 331,000 square foot facility to be fully functional in 2012.

LenSx Acquisition

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc.  LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complementary technology in cataract surgery.  The LenSx® laser enables surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including anterior capsulorhexis, phacofragmentation and the creation of certain corneal incisions.  Without this technology, these steps are done manually with surgical instruments.

The Company paid $367 million in cash at closing to LenSx shareholders for their shares.  The acquisition also provides for maximum contingent payments of $383 million based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.  The Company recorded, as part of the purchase price, $72 million for the estimated fair value of the contingent consideration and $12 million in cash paid to a LenSx shareholder for an intangible asset integral to the purchase.

Note 18 to the consolidated financial statements provides more information on this acquisition.

Sirion Asset Purchase

In the first quarter of 2010, we also purchased certain intangible assets from Sirion Holdings, Inc.  The intangible assets included the technology and licenses to manufacture, market and sell DUREZOL® ophthalmic steroid for post-surgical ocular pain and inflammation.

Optonol Acquisition

In January 2010, we acquired Optonol, Ltd., a medical device company that develops, manufactures and markets novel miniature surgical implants used to lower intraocular pressure in patients with glaucoma.  With this acquisition, Alcon acquired Optonol's EX-PRESS® glaucoma filtration device.  This medical device complements Alcon's pharmaceutical products that lower intraocular pressure in patients with glaucoma and ocular hypertension and has been additive to the Company's growth.

The device is currently reimbursed in the U.S by Medicare and other payors, and it is also approved and currently marketed in Europe, Canada, Australia and several other countries.  Because the product is already approved in the United States and other major markets, it began contributing commercially in the first quarter of 2010.

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

The acquisition included all rights to ESBATech's technology for therapeutic application to the eye, including age-related macular degeneration, diabetic macular edema, glaucoma, dry eye and uveitis.  Substantially all of the employees of ESBATech joined Alcon.  The ESBATech acquisition expanded Alcon's research capability outside of small molecules to the field of proteins, antibodies and other large molecules.  This subsidiary has been converted and renamed, "ESBATech, an Alcon Biomedical Research Unit GmbH."

Note 18 to the consolidated financial statements provides more information on this acquisition.

WaveLight Acquisition

On November 9, 2007, Alcon completed a voluntary tender offer for WaveLight AG, a German company, culminating in Alcon's acquisition of 77.4% of the issued shares of WaveLight.  In the fourth quarter of 2008, Alcon acquired additional shares of WaveLight.  WaveLight develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery.

On March 4, 2009, a Domination Agreement was registered and became effective.  The Domination Agreement allowed Alcon to instruct WaveLight with regard to operational and financial matters, as well as the efficient integration of both companies.  Seventy-nine shareholders have filed applications for appraisal proceedings against the Company relative to the cash compensation and guarantee dividend offered in the Domination Agreement.  So far no court hearing has been scheduled.

In October 2009, the German requirements were met to complete the acquisition of the outstanding minority shares of WaveLight by way of a "squeeze-out."  As a result, WaveLight became wholly owned by the Company, and the listing of the shares of WaveLight was terminated.  One hundred shareholders have filed applications for appraisal proceedings against the Company relative to the cash compensation offered in the course of the "squeeze-out."  So far no court hearing has been scheduled.

Before the end of 2009, the Domination Agreement was terminated by way of a mutual agreement between Alcon, Inc. and WaveLight AG.  In addition the shares held in WaveLight were transferred to Alcon Refractive Horizons, LLC.  On April 15, 2010, the legal form of WaveLight AG, a stock corporation under German law (AG), was changed to a limited liability company under German Law (GmbH).

Capital Expenditures, Acquisitions and Divestitures Currently Underway:

In 2010, capital expenditures were made to add manufacturing capacity and upgrades to our Fort Worth, Texas, Puurs, Belgium, Huntington, West Virginia, Cork, Ireland, Kaysersberg, France, Houston, Texas, and Sinking Spring, Pennsylvania, manufacturing facilities and to continue construction of a new manufacturing plant in Singapore.  Capital expenditures were also made to upgrade and expand our research and development facilities and administrative facilities in Fort Worth and in Zurich, Switzerland (ESBATech).  We had capital expenditure commitments of $53 million at December 31, 2010.  We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

The Company has not announced any other acquisitions or divestitures subsequent to December 31, 2010.

B.          BUSINESS OVERVIEW

Alcon is a research and development driven, global medical specialty company predominantly focused on eye care.  We develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products to treat primarily diseases and disorders of the eye.  Our broad range of products represents one of the strongest portfolios in the ophthalmic industry.  We believe we have the largest commitment to ophthalmic research and development of any company worldwide.  Currently, our products are sold in over 180 countries, and we are present in every significant market in the world where ophthalmology is practiced.  In 2010, we had sales of $7.2 billion, operating income of $2.5 billion and net earnings of $2.2 billion.

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

The following table lists our principal pharmaceutical products:

Ocular Anti-Infectives/
Glaucoma	Anti-Inflammatories	Ocular Allergy	Generics	Otic/Nasal
TRAVATAN® TRAVATAN Z® TRAVATAN® APS DuoTrav® AZARGA® Azopt® Betoptic S®	Vigamox®/Vegamox® (1) Moxeza™(1) TobraDex® TobraDex® ST Tobrex® NEVANAC® Maxitrol® DUREZOL®	Patanol®/Opatanol® Pataday™	Timolol GFS Pred Acetate Dorzolamide Dorzolamide/Timolol Ciprofloxacin Brimonidine Trifluridine Tobramycin/ dexamethasone	Cipro® HC Otic (1) CIPRODEX® (1) Patanase®

(1)
Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.  Moxifloxacin, the primary ingredient in Vigamox®, Vegamox® and Moxeza™, is licensed to Alcon by Bayer Schering Pharma AG.

Glaucoma Treatment

In 2010, sales of our glaucoma products were $1,277 million, or 41.7% of our total pharmaceutical sales.

TRAVATAN® ophthalmic solution competes in the prostaglandin analogue class of glaucoma treatments.  Prostaglandin analogues are the largest class of compounds currently available to reduce intraocular pressure, which is a primary characteristic of glaucoma.  In 2010, we converted in the United States to the exclusive distribution of a newer formulation of TRAVATAN® called TRAVATAN Z® ophthalmic solution.  TRAVATAN Z® replaces the preservative benzalkonium chloride ("BAC") with our proprietary SOFZIA® preservative system.  Outside the United States, we also market DuoTrav® ophthalmic solution, which combines the prostaglandin in TRAVATAN® with a beta blocker, timolol.  We received approval and commenced the launch of this product in Japan in 2010 to further expand our glaucoma franchise.  Brands containing our proprietary prostaglandin have been launched in more than 100 countries.  Introduction of TRAVATAN® APS ophthalmic solution, which replaces BAC with a commonly used ocular preservative, is planned in 2011 for Europe.

In late 2008, we received approval from the European Medicines Agency to launch AZARGA® ophthalmic suspension, a fixed combination for the treatment of glaucoma containing a topical carbonic anhydrase inhibitor and a beta blocker.  We have launched AZARGA® in most European markets and several other markets outside the United States.  In addition, we offer Azopt® and Betoptic S® ophthalmic suspensions, both of which utilize separate classes of compounds.  Azopt® is a topical carbonic anhydrase inhibitor that has shown to be an excellent adjunctive therapy when used with other glaucoma therapies, including prostaglandin analogues.

These products are important to our glaucoma franchise and currently make up a majority of our glaucoma products sales.  We expect our glaucoma products to continue to contribute to our sales growth.

Anti-Infectives, Anti-Inflammatories and Combination Therapies

We currently manufacture and market a broad range of drugs to treat bacterial, viral and fungal infections of the eye and to control ocular inflammation.  In 2010, combined sales of our ocular anti-infectives, ocular anti-inflammatories and combination therapies were $980 million, or 32.0% of our total pharmaceutical sales.

Our leading ocular anti-infective product is Vigamox® ophthalmic solution, utilizing moxifloxacin to treat bacterial conjunctivitis.  During 2006, we received approval and launched Vigamox® in Japan under the trade name Vegamox® ophthalmic solution.  In November 2010, the FDA approved Moxeza ™ 0.5% ophthalmic solution, using the same active ingredient as found in Vigamox®, moxifloxacin, to treat bacterial conjunctivitis.  Moxeza™ is a new formulation that improves bioavailability, provides an increased concentration of drug to the conjunctiva, thus allowing for twice-daily treatment.  Launch of Moxeza ™ in the United States is planned for early 2011.

During 2005, we launched a topical non-steroidal anti-inflammatory drug ("NSAID") in the U.S. market for the treatment of pain and inflammation associated with cataract surgery.  NEVANAC® ophthalmic suspension is unique because it is a prodrug where the drug is converted to the active ingredient only after it enters the eye.  NEVANAC® was approved in Japan during 2010.

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

In September 2010, we launched TobraDex® ST suspension, a new formulation of tobramycin and dexamethasone that utilizes a new suspension technology incorporating pharmaceutical-grade xanthan gum and requires only half the amount of dexamethasone as our original TobraDex® suspension.  TobraDex® ST suspension offers dual therapy by providing rapid relief for patients who are suffering from inflammation and infection due to acute blepharitis and other conditions involving ocular inflammation and infection or risk of infection.

In 2010, we acquired the rights in the United States for DUREZOL® emulsion, a topical ophthalmic corticosteroid used to treat postoperative inflammation and pain associated with ocular surgery.  DUREZOL® emulsion received approval from the FDA in 2008 and was the first ophthalmic steroid to be approved for both postoperative inflammation and pain.

Ocular Allergy

We market and manufacture products for the treatment of ocular allergies.  In 2010, sales of our ocular allergy pharmaceutical products were $539 million, or 17.6% of our total pharmaceutical sales.  The allergy market is seasonal, peaking in the spring and again, but to a lesser extent, in the fall.

Patanol® ophthalmic solution was the first ocular allergy product with a dual-action active ingredient, which acts as both an antihistamine and a mast-cell stabilizer.  During 2006, we received approval and launched Patanol® in Japan, the second largest ophthalmic allergy market.  We have a co-marketing agreement in Japan with Kyowa Hakko Kirin Co., Ltd., a leading Japanese pharmaceutical company, whereby Kyowa promotes Patanol® to non-eye care physicians and we promote the product to eye care physicians.  In February 2007, we launched in the United States the first once-a-day ocular prescription allergy medicine, Pataday™ ophthalmic solution, which is a new formulation utilizing an increased concentration of olopatadine, the active ingredient in Patanol®.  According to Wolters Kluwer Health Source Prescription Audit, Patanol® and Pataday™ were the leading ophthalmic topical anti-allergy prescription products in the United States in 2010.  We currently sell Patanol® in more than 95 countries.

Otic/Nasal Products

We also market combination anti-infective/anti-inflammatory products for ear infections.  CIPRODEX® otic suspension, for the treatment of otitis media in the presence of tympanostomy tubes ("AOMT") and of otitis externa, commonly known as swimmer's ear, is marketed in the United States and a small number of countries outside the United States.  In addition, we market Cipro® HC Otic for the treatment of otitis externa in over 30 countries.  Sales of our otic products are seasonal, with a higher percentage of prescriptions written during the summer months.

Patanase® nasal spray was approved by the FDA in April 2008 and currently is marketed in the United States for the relief of the symptoms of allergic rhinitis in patients six years of age and older.

Generic Pharmaceuticals

We established Falcon Pharmaceuticals in 1994 to manufacture and market generic ophthalmic and otic pharmaceutical products in the United States.  Falcon's sales in 2010 were $200 million, or 6.5% of our total global pharmaceutical sales.  Falcon currently manufactures and markets approximately 35 generic pharmaceutical products.

Falcon's largest product in 2010 was Brimonidine 0.15% for the treatment of glaucoma and accounted for 27% of Falcon's sales.  Alcon has exclusive rights to manufacture and sell this product, which is the sole generic form of Allergan's branded product, Alphagan® P, through January 2022.  Falcon's second largest product, Timolol GFS, was the sole generic pharmaceutical approved by the FDA as an AB therapeutically equivalent substitute for Merck's Timoptic-XE®.  Merck's patent covering Timoptic-XE® expired in September 2006, allowing other generic competitors to receive approval of a therapeutically equivalent version of Timoptic-XE®.  In December 2009, a competitor launched an authorized generic version of Merck's Timoptic-XE®, which negatively impacted our sales and profits in 2010.

In January 2009, Falcon launched a generic tobramycin/dexamethasone combination drug in response to other competitive generics that were introduced to compete with our TobraDex® branded product.  Our generic version comprised almost 16% of Falcon's sales in 2010.

Falcon's other principal generic products include Prednisolone Acetate (used for the treatment of inflammation of the eye), Timolol Solution (for the treatment of glaucoma), Trifluridine (used to treat viral infections of the eye), Dorzolamide and Dorzolamide/Timolol combination (for the treatment of glaucoma), Ketorolac (used to treat allergy and for the eye), Ciprofloxacin (used to treat infections of the eye) and Neomycin and Polymyxin B Sulfates and Hydrocortisone otic and ophthalmic suspension (sterile antibacterial and anti-inflammatory combination products for the treatment of bacterial infections in the ear and the eye, respectively).

Our Surgical Products

We are the global leader in ophthalmic surgical products and manufacture and market the most comprehensive product offering available today.

The following table lists our principal surgical products:

Cataract	Refractive	Vitreoretinal	General Surgical
Infiniti® vision system
Infiniti®, AquaLase® and
      OZil® surgical instruments
Infiniti® consumables
Laureate® compact
      phacoemulsification system
LenSx® laser
AcrySof ® intraocular lenses
    - AcrySof® Natural
    - AcrySof® IQ
    - AcrySof® ReSTOR®
    - AcrySof® IQ ReSTOR®
    - AcrySof® Toric
    - AcrySof® IQ Toric
    - AcrySof® IQ ReSTOR® Multifocal Toric
Viscoelastic devices
    - DuoVisc®
    - DisCoVisc®
    - VISCOAT®
    - ProVisc®

ALLEGRETTO WAVE®
    Eye-Q 400 Hz laser
ALLEGRO ANALYZER®
    wavefront system
ALLEGRO TOPOLYZER®
    corneal topography
    system
ALLEGRO OCULYZER®
    pentacam diagnostic device
ALLEGRO™
    biometry system
AcrySof ® CACHET™
    phakic lens
WaveLight® Refractive Suite    EX 500 Excimer 500 Hz laser
FS200 femtosecond laser

CONSTELLATION® surgical system
Accurus® surgical system
Accurus® cassettes and probes, including 23 gauge and  25 gauge vitreoretinal instrumentation
Grieshaber® microsurgical instruments
Perfluoron® liquid
Silikon® 1000 ophthalmic surgical oil

BSS Plus® surgical irrigating solution Custom Pak® surgical procedure packs A-OK® surgical knives EX-PRESS® glaucoma filtration device

Cataract Surgery

We support our global market leadership in cataract surgical products by providing a comprehensive offering of surgical equipment, single-use and disposable products.  Sales of our products for cataract surgery in 2010 were $2,604 million, or 80.9% of our total surgical sales.  We currently market products for cataract surgery in substantially all of our markets.

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

In 2010, we acquired the LenSx® laser system with LenSx Lasers, Inc.  This laser is the first femtosecond laser to receive FDA clearance for use in cataract surgery.  The LenSx® system is indicated for anterior capsulotomy, phacofragmentation and the creation of single plane and multi-plane arc incisions in the cornea during cataract surgery, providing a precise laser alternative to certain manual steps within the traditional cataract procedure.  The innovative LenSx® laser platform enables surgeons to perform some of the most delicate manual steps of cataract surgery with image-guided visualization and micron level laser precision. The LenSx® laser enhances a surgeon's ability to predictably create a well-centered anterior capsulorhexis of exact diameter, and to effectively fragment the lens for removal with minimized phaco time and power.  In addition, certain corneal incisions can be made with the LenSx® laser system, reducing or eliminating the use of knives in the cataract procedure.

Our AcrySof® intraocular lenses are the most frequently implanted intraocular lenses in the world.  AcrySof® intraocular lenses are made of the first material specifically engineered for use in an intraocular lens.  More than 50 million AcrySof® intraocular lenses have been implanted since introduction.

Our AcrySof® IQ intraocular lens is the first intraocular lens to combine an aspheric design with ultraviolet and blue-light-filtering.  This unique combination of technology allows the AcrySof® IQ to provide improved contrast sensitivity and image quality.

In 2005, we introduced a new class of lens to correct presbyopia called the AcrySof® ReSTOR® +4.0 diopter add power intraocular lens.  This lens has a unique optical system that incorporates an apodized diffractive, refractive design that provides distance, near and intermediate vision for the patient following lens removal surgery, thereby significantly reducing the patient's need for or dependence on eyeglasses.  In 2007, we launched the next advancement in this technology with the AcrySof® IQ ReSTOR® aspheric intraocular lens.  This lens incorporates aspheric correction designed specifically for the AcrySof® ReSTOR® apodized diffractive, refractive design.  In 2009, we further enhanced this product with the launch of the AcrySof® IQ ReSTOR® +3.0 diopter add power intraocular lens, which provides an improved full range of vision for patients.

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

In 2010, Alcon launched the AcrySof® IQ ReSTOR® Multifocal Toric intraocular lens outside the U.S.  The AcrySof® IQ ReSTOR® Multifocal Toric intraocular lens brings together the multifocal performance of the AcrySof® IQ ReSTOR® with the precise astigmatism correction of the AcrySof® Toric intraocular lens.  Alcon completed its CE Mark of the AcrySof® IQ ReSTOR® Toric intraocular lens during the second quarter of 2010, and this lens is now available in many major markets that recognize the CE Mark.  The Company plans to file a Pre-Market Application ("PMA") for the lens with the FDA in early 2012.

Our advanced technology intraocular lenses provide significant visual benefits to patients above standard monofocal intraocular lenses.  Our pricing strategy for advance technology intraocular lenses captures this additional value through higher pricing.  This approach impacts the market penetration of advanced technology intraocular lenses in the majority of countries, as patients must pay incremental charges above the cost of traditional cataract surgery to obtain an advanced technology intraocular lens and, in some markets, must pay out-of-pocket for the entire surgical procedure and the intraocular lens.

In May 2005, CMS issued a ruling that allows cataract patients in the United States to choose an intraocular lens that provides additional refractive benefits through the treatment of presbyopia such as the AcrySof® ReSTOR®.  Under this policy, Medicare will reimburse normal amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges.  In January 2007, CMS issued a similar ruling allowing Medicare beneficiaries to choose an intraocular lens with the added benefit of treating astigmatism, such as the AcrySof® Toric lens.  These CMS rulings, which allow for bifurcated payment, have increased the market acceptance of our advanced technology intraocular lenses in the United States.  Such bifurcated systems are not generally available in other countries at this time, but we are pursuing efforts to expand them.

Vitreoretinal Surgery

Our vitreoretinal surgical product offering is one of the most comprehensive in the industry for surgical procedures for the back of the eye.  In 2010, sales of our products for vitreoretinal surgery were $424 million, or 13.2% of our total surgical sales.  We are the global market leader in vitreoretinal products, and we currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

The Accurus® surgical system integrates all automated, non-laser surgical functions used in vitreoretinal surgery.  Some Accurus® models also can be used for cataract removal.  In late 2008, we introduced the CONSTELLATION® surgical system in the United States and other global markets.  The CONSTELLATION® delivers a higher level of control to the physician and more efficiency through higher cutting rates.  The CONSTELLATION® is also available with embedded laser technology.  On May 6, 2010, we commenced a voluntary corrective action on our CONSTELLATION® vision system that the FDA classified as a Class 1 recall.  We submitted a 510(k) application to the FDA requesting approval of software and hardware modifications to the system.  In November 2010, we received a clearance letter from the FDA on our application.  This action did not have a material impact on our financial results.

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

Glaucoma Filtration Devices

In early 2010, Alcon finalized its acquisition of Optonol, Ltd., a medical device company that develops, manufactures and markets the EX-PRESS® glaucoma filtration device.  This technology is approved and marketed in the United States, Europe, Canada, Australia and several other markets.  The device is a novel miniature surgical implant designed to lower intraocular pressure in patients with open-angle glaucoma.  With an external diameter of 400 microns and an overall length of just 2.64 mm, the shunt is implanted under the scleral flap to enhance outflow of aqueous humor and reduce intraocular pressure.  The EX-PRESS® device creates consistent and predictable outcomes when used as part of trabeculectomy procedures.

Refractive Surgery

In 2010, sales of our laser refractive products and related technology fees were $117 million, or 3.6% of our total surgical sales.  Our refractive sales include all sales related to our ownership of WaveLight.

The WaveLight's ALLEGRETTO WAVE® Eye-Q 400 Hz laser has been widely accepted by surgeons around the globe because it is fast, reliable and precise while offering multiple treatment protocols.  Alcon continues to integrate the WaveLight operations within the global Alcon infrastructure and has established WaveLight as Alcon's Center of Excellence for refractive laser technologies.

In 2010, Alcon launched the WaveLight® Refractive Suite, which includes the new EX500 Excimer 500Hz excimer laser and the FS200 femtosecond laser.  The FS200 technology is designed to create a corneal flap as part of the Laser-Assisted In Situ Keratomileusis ("LASIK") refractive procedure.  This technology represents the next leap forward in exceptional flap customization and patient outcomes.

Our Consumer Eye Care Products

We currently market our contact lens care and artificial tears products in most of the countries where we sell products, and we market ocular vitamins in selected markets.

The following table lists our principal products in these areas:

Contact Lens Care	Artificial Tears	Ocular Vitamins

OPTI-FREE® RepleniSH® multi-purpose	Systane® lubricant eye drops	ICAPS® dietary supplements
disinfecting solution	(multiple formulations)	(multiple formulations)
OPTI-FREE® EXPRESS® No Rub® multi-	Systane® Ultra lubricant eye drops
purpose disinfecting solution	(multiple formulations)
OPTI-FREE® RepleniSH® rewetting drops	Systane® Balance lubricant eye drops
Tears Naturale® lubricant eye drops
(multiple formulations)

Contact Lens Care Products

The vast majority of our contact lens care products is comprised of disinfecting solutions to remove harmful micro-organisms on contact lenses, with a smaller amount of sales coming from cleaners to remove undesirable film and deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses.  Sales of our contact lens disinfectants in 2010 were $471 million, or 52.7% of our total consumer eye care sales.

In late 2005, we received approval in the United States to market OPTI-FREE® RepleniSH®, our fastest growing multi-purpose disinfecting solution, which is approved for silicone hydrogel and all other soft contact lenses.  This product utilizes a novel wetting and reconditioning technology to provide lasting comfort and is now our flagship brand in most key markets.  OPTI-FREE® EXPRESS® No Rub® multi-purpose disinfecting solution was the first multi-purpose disinfecting solution to obtain FDA approval to make a "no rub" claim.  OPTI-FREE® EXPRESS® No Rub® utilizes a multi-purpose disinfecting solution with high-capacity disinfection and superior protein cleaning benefits, without requiring rubbing of the contact lenses.  We currently market this product in most major markets throughout the world.

Other Vision Care Products

We manufacture and market artificial tears to treat dry eye syndrome and vitamins formulated to promote good ocular health.  We offer a complete line of products for the dry eye sufferer.  Systane® lubricating eye drops has been launched in more than 95 countries.  Systane® has an "in-the-eye" gelling formula that provides long-lasting relief of dry-eye symptoms.  In August 2008, we launched Systane® Ultra lubricating eye drops, which have a unique gel-like network designed to lubricate and protect the ocular surface.  Upon administration to the eye, the artificial tear spreads smoothly over the surface of the eye and provides lasting comfort of a more viscous drop but causes minimal blurring of vision.  In July 2010, we launched in the United States our Systane® Balance lubricant eye drops, designed specifically for dry eye patients with meibomian gland dysfunction ("MGD").  MGD is a significant cause of dry eye signs and symptoms for many patients; Systane® Balance restores the lipid layer and re-establishes the natural tear film helping to prevent tear film evaporation and to provide lubrication in dry eye patients with MGD.  Outside the United States, our second largest selling artificial tears brand is the Tears Naturale® line of products.

We market a variety of formulations of ICAPS® dietary supplements, including an Age Related Eye Disease Study ("AREDS") formula, one with extra Lutein and Zeaxanthin formula and an AREDS-based multi-vitamin that promotes eye health.  In June 2008, we launched an ICAPS® 2 x day, SoftGel with the same ingredients of our original AREDS formula, which is a 4 x day tablet.

Sales and Marketing

We are present in every significant market in the world where ophthalmology and optometry are practiced and currently our products are sold in over 180 countries.  We conduct our sales and marketing activities through more than 55 local operating entities and more than 25 representative/branch offices around the world.  We have a global sales force of approximately 4,000 sales representatives consisting of approximately 1,000 sales representatives in the United States, our largest market, and approximately 3,000 sales representatives outside the United States.  All of our surgical technical service in the United States and a high percentage of that service outside the United States are provided by service technicians employed directly by Alcon.  In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products.  Outside the United States, our ten largest markets by sales are Japan, Brazil, France, Canada, Spain, Germany, Italy, Australia, China and the United Kingdom.

We organize our selling efforts around pharmaceutical, surgical and consumer eye care products and customize these efforts to the medical practice needs of each customer.  In addition to direct promotion of our products, our sales representatives provide customers with access to clinical education programs, data from clinical studies and technical service assistance.

In each of our markets, we rely on our strong relationships with eye care professionals to maintain and expand our market share.  Relationships between manufacturers of products paid for by federal and state healthcare programs and healthcare professionals are regulated by a series of federal and state laws and regulations, such as the Federal Anti-Kickback Statute, that restrict the types of financial relationships with referral sources that are permissible.  We engage healthcare professionals to serve as clinical consultants, to participate on advisory boards and to conduct presentations regarding our products.  In addition, we have established or sponsor several long-standing programs that provide training and education to eye care professionals.  We currently have permanent surgical training facilities in several countries around the world on six continents.  These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists.  If one or more of these activities were found to be in violation of the Federal Anti-Kickback Statute or comparable state laws, we could be subject to government criminal and/or civil enforcement proceedings, and exclusion from Medicare, Medicaid and other federal and state healthcare programs.  Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

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

While we market all of our products by calling on medical professionals, our direct customers and distribution methods differ across business lines.  Although physicians write prescriptions, distributors, wholesalers, hospitals, government agencies and large retailers are the main direct customers for our pharmaceutical products.  We primarily sell our surgical products directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the United States.  In the United States, over 90% of our contact lens care products are sold to large grocery, drug, club and general (mass) merchandise retailers.  Outside the United States, we sell most of our consumer eye care products directly to retailers and optical chains, while a smaller amount is sold to distributors for resale directly to smaller retailers and eye care professionals.  No single customer accounted for more than 10% of our global sales in 2010.

As a result of changes in healthcare economics, managed care organizations have become the largest group of payors for healthcare services in the United States.  In an effort to control prescription drug costs, almost all managed care organizations use a formulary that lists specific drugs that can be prescribed and/or the amount of reimbursement for each drug.  We have a dedicated managed care sales team that actively seeks to optimize formulary positions for our products.

Research and Development

We have the largest research and development commitment to ophthalmology of any eye care company worldwide.  Our research and development organization consists of approximately 1,900 employees, including a significant number of individuals who are either M.D.s, doctors of optometry or Ph.D.s.  Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their commercial experience.  We organize our research teams around our pharmaceutical, surgical and consumer eye care products.  Candidates for pharmaceutical, biopharmaceutical and contact lens care product development originate from our internal research, from our extensive relationships with academic institutions and from our licensing of molecules and other technologies from other companies.  Our surgical design concepts are internally developed by staff engineers and scientists who, in addition to their own research, gather ideas from ophthalmic surgeons and clinicians in the involved fields.  Our research and development organization has been designed to drive global registration of products through a central research facility in Fort Worth, Texas, combined with regionally based clinical and regulatory personnel in approximately 40 countries outside the United States.

We have invested more than $3 billion over the last five years and plan to increase our investment in research and development as a percent of sales over the next three years.  In 2010, we expanded our ability to conduct internal research and development of biologic molecules for treating ocular diseases by further investing in Alcon ESBATech, an Alcon Biomedical Research Unit GmbH.

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

Product Development

We are developing new products to treat diseases and conditions in all key ophthalmic categories: pharmaceutical, surgical and consumer eye care products.  We also have targeted development activities in the otic area specifically focused on leveraging compounds we use for ocular treatments into these areas.

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

		Expected	Status at
Name	Condition	Submission Date	December 31, 2010 (1)

Pharmaceutical
Ophthalmology
DuoTrav® APS	Glaucoma	EU Filed	Filed
AZARGA® New combination	Glaucoma Glaucoma	Jpn 2012 U.S. 2012 EU 2013 or later	Phase III Phase III
NEVANAC®, new indication	Anti-inflammatory	EU Filed	Filed
Nepafenac, new formulation	Anti-inflammatory	U.S. 2012 EU 2012	Phase III
DUREZOL®, new indication	Anti-inflammatory	U.S. 2011	Phase III
Pataday™	Ocular allergy	Jpn Filed	Filed
AL-43,546	Dry eye	Jpn 2013 or later	Phase II
TRIESENCE® injectable suspension	Retinal surgery	EU Filed	Filed
Otic/Nasal
CiloDex® otic solution	Otic infections	EU Filed (2)	Withdrawn (3)
Moxifloxacin/dexamethasone	Otic infections	U.S. 2012 (4) EU 2012 or later	Phase III
Surgical
AcrySof ® IQ Toric diopter range expansion	Cataract	U.S. Filed Jpn Filed	Filed
AcrySof ® IQ Toric low diopter range expansion	Cataract	U.S. 2012	Advanced development
AcrySof ® IQ ReSTOR® Multifocal Toric lens	Cataract	U.S. 2012 Jpn 2011	Advanced development
AcrySof ® IQ ReSTOR® Toric diopter range expansion	Cataract	U.S. 2012 or later	Advanced development
AcrySof ® IQ ReSTOR® distant dominant	Cataract	U.S./EU 2012 or later	Advanced development
Infiniti® upgrade	Cataract	U.S./EU 2011 Jpn 2012	Advanced development
LenSx laser	Cataract	EU/Jpn 2011	Advanced development
AcrySof ® CACHET™ angle-supported phakic lens	Refractive	U.S. Filed Jpn 2012	Filed Advanced development
ALLEGRETTO™ EX-500 laser ALLEGRETTO™ EX-400 laser	Refractive Refractive	U.S. Filed Jpn Filed	Filed Filed

Consumer Eye Care
New formulation	Dry Eye	U.S./EU 2011	Advanced development
Lens comfort drop	Lens solution	U.S./EU 2012	Early development
OPTI-FREE® silicone hydrogel	Lens solution	U.S. Filed	Filed
New lens solution	Lens solution	U.S./EU 2011	Advanced development
ICAPS® R2	Ocular vitamin	EU 2011	Advanced development
ICAPS® AREDS2	Ocular vitamin	U.S./EU 2012 or later	Early development

(1)	For a description of the FDA approval process, see "– Government Regulation" below.
(2)	This application was filed in Denmark, France, Germany, Italy, Spain and the United Kingdom.
(3)	This application was withdrawn in November 2010 for administrative reasons and will be refiled early in 2011.
(4)	The FDA issued a notice in the fall of 2007 advising companies that they were increasing the requirements for anti-infective clinical studies and that clinical programs previously agreed upon may not be sufficient to support approval. Review of our NDA confirmed the need for an additional clinical study which was initiated in a timely manner.

Pharmaceutical Product Development

We are developing new products to treat ophthalmic diseases in three major therapeutic areas:  glaucoma, retina, and cornea (infection and inflammation, dry eye and allergy).  We also have ongoing development activities in the otic therapeutic area specifically focused on leveraging compounds we use for ocular treatments.

Glaucoma.  Our research into glaucoma seeks to improve patient care and address unmet medical needs in the management of glaucoma.  We continue to investigate novel compounds with new mechanisms of action that may provide new or increased clinical benefits for lowering intraocular pressure or treating glaucoma.  Additionally, we look to provide patient treatment options by (i) combining multiple intraocular pressure lowering medications into a single administration in order to facilitate patient compliance, and (ii) improving the ocular surface health relative to the chronic use of topical ocular medications.

Reformulations of our TRAVATAN® and DuoTrav® formulations to eliminate benzalkonium chloride, a commonly used ocular preservative, are examples of projects intended to provide additional clinical benefit for glaucoma patients by maintaining or improving their ocular surface health.  Both of these projects advanced during 2010 and, assuming regulatory approval, should enter the European markets in 2011.

We have also initiated development of a novel fixed combination glaucoma product designed to provide diurnal adjunctive intraocular pressure lowering benefit when used adjunctively to a prostaglandin.  This novel combination does not contain timolol and thereby improves the potential safety profile for patients with pulmonary or cardiovascular considerations who are in need of an ocular hypertensive medication.

Retina.  We remain committed to addressing the unmet medical needs in the treatment of retinal diseases, including developing treatments for "wet" age-related macular degeneration ("AMD"), "dry" AMD, geographic atrophy, diabetic retinopathy and diabetic macular edema.  In late 2009, we completed enrollment into our first clinical evaluation study of AL-8309b as a topical ocular treatment for geographic atrophy.  We also initiated in 2010 our Phase I/II clinical program for AL-39,324, a potential treatment for "wet" AMD and diabetic retinopathy.  AL-39,324 is a receptor tyrosine kinase inhibitor that acts to block the receptor to which VEGF binds.  Additionally, during 2009, we signed a licensing agreement with Potentia for a compound with a novel mechanism of action that has the potential to be effective in treating "wet" AMD, "dry" AMD and also in preventing the conversion from "dry" AMD to "wet" AMD.  We anticipate initiating a clinical evaluation of this compound during 2011.

Cornea (infection and inflammation, dry eye and allergy).  We initiated our confirmatory development program for a new formulation of nepafenac that is targeted to treat post-surgical ocular inflammation with twice-per-day dosing in 2010.  This development program is expected to be completed in 2011.  We completed in 2010 a clinical program supporting a new indication for NEVANAC® in Europe related to prevention of post-surgical macular edema.  Our clinical development program for AL-43,546 as a dry eye candidate in Japan is progressing.  We also filed during 2010 an NDA in Japan for Pataday™, requesting an improved dosing regimen relative to other allergy products currently on the market in Japan.

Otic.  During 2010, we initiated our second confirmatory study of our moxifloxacin/dexamethasone fixed combination product as a potential treatment for otitis media.  This study is expected to complete during 2011.

Surgical Product Development

We currently have products in development in the three primary areas of our surgical markets: cataract, vitreoretinal and refractive surgery.

Cataract Surgery.  We continue to strengthen our AcrySof® intraocular lens and Infiniti® instrumentation franchises.  In 2009, the FDA approved the AcrySof® IQ Toric lens.  This new lens corrects not only for astigmatism, but also for spherical aberrations to provide improved contrast sensitivity and a higher quality of vision. Our research and development efforts are focused on creating new lens models of this design in order to permit a greater number of people to benefit from this new technology.  We also are working on projects that combine the multi-focal, aspheric and toric technologies to correct both pre-existing astigmatism and presbyopia following lens replacement.  We introduced the AcrySof ® IQ ReSTOR® Multifocal Toric in Europe during 2010 and are presently conducting clinical studies to support a PMA filing in the United States early in 2012.

In addition to providing new lenses to the market for improving the quality of vision, we remain committed to working with cataract surgeons to help improve the effectiveness and efficiency of their surgical procedures.  As part of this effort, Alcon acquired LenSx® which has developed a femtosecond laser that can be used in cataract surgery for anterior capsulotomy, phacofragmentation and the creation of single plane and multi-plane arc incisions in the cornea.  This new instrument has received regulatory clearance in the United States.  Requests for regulatory clearance in the EU and Japan are expected to be filed in 2011.

We have also advanced the development of our next generation phacoemulsification system to support the surgical needs in the operating room of the future.  As we expect this process to take several years, we continue to introduce enhancements and features to our current surgical platforms and equipment used during cataract surgery.  Key areas of focus continue to be advancements in technology to facilitate lens removal and designing new methods to reduce the potential for the occurrence of posterior capsule opacification.

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

Refractive Surgery.  The Company filed a PMA for the approval of the AcrySof® CACHET™ angle-supported phakic intraocular lens in the United States during the second half of 2009.  This new lens is made from the biocompatible AcrySof® lens material and provides near-sighted patients with moderate to high degrees of myopia an intraocular lens treatment option that preserves the crystalline lens and has been shown to provide excellent visual results during clinical trials.

Alcon acquired majority control of WaveLight AG in 2007 and has been working to expand the surgical offerings from WaveLight's technology.  We presently are conducting clinical studies to expand the indications for use of WaveLight's ALLEGRETTO WAVE® Eye-Q 400 Hz laser in the United States.  The clinical studies are designed to demonstrate the safety and efficacy of topography-guided laser eye surgery.  Approval of this indication will allow physicians to conduct primary treatments utilizing the topography-guided algorithm or to re-treat patients who may be dissatisfied with their initial LASIK surgery.

Additionally, WaveLight has completed the development of an ALLEGRETTO WAVE® with a 500 Hz laser for refractive surgery, as well as a femtosecond laser (FS-200) for the creation of corneal flaps.  Regulatory clearances for marketing of both have been achieved in Europe and are presently in process in the United States.  Development of WaveLight's next generation excimer laser platform has already been initiated.  This next generation platform will have improved ergonomics and enhanced performance capabilities.

We also look for synergies between the refractive product development and the cataract surgery product development.  We are presently working with technology from the diagnostic group of WaveLight to assist with pre-operative biometry for cataract patients and the selection of intraocular lens power.

Consumer Eye Care Product Development

We currently are developing a variety of products in the areas of contact lens care, OTC dry eye and vitamins that promote ocular health.  Our focus in the contact lens care area is to build on the disinfecting capabilities of our existing solutions with new molecules that optimize disinfecting efficacy while maintaining comfort and convenience for patients.  This focus has resulted in the development of OPTI-FREE® EVERMOIST™ multi-purpose disinfecting solution, which is designed to provide optimum disinfection and prolonged comfortable lens wear time with new contact lens materials, especially the rapidly growing silicone hydrogel lens segment.  This new product was CE Marked and filed with the FDA in the last half of 2010.

Developing new active ingredients and compounds for over-the-counter products that treat dry eye remains a point of focus for addressing the consumer needs in this important area.  In addition to Systane® Balance ocular emulsion, which was released to the market in 2010 to help provide ocular comfort to lipid deficient patients, we also have initiated development of a novel formulation to provide prolonged ocular surface protection for the more moderately-severe dry eye patient. These formulations are each designed to address a portion of the spectrum of needs of the various patient segments of the dry eye target population.

In the ocular health area, we continue to develop new formulations for addressing consumer requirements for promoting ocular health.  We plan to release a new omega-3-containing vitamin product in the EU during 2011.  We also continue to support the National Eye Institute's Age-Related Eye Disease Study 2 (AREDS2) study to determine if oral supplementation with omega-3 fatty acids and/or lutein and zeaxanthin reduces the progression to advanced AMD.  The results of this study will be used to guide the development of new formulations of our ICAPS® vitamins that may be more effective in reducing the risk of progression to advanced AMD.

Manufacturing and Supplies

Manufacturing

We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either surgical equipment and surgical medical devices or pharmaceutical and contact lens care products. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices and pharmaceuticals, as well as the different technical skills required of employees in these two manufacturing environments.  Except for our most recently acquired plants, all of our manufacturing plants in the United States and Europe are ISO 13485 and ISO 14001:2004 certified.  The inclusion into ISO 14001 of the plants from the recent acquisitions of WaveLight, Optonol, ESBATech and LenSx will be considered in 2011.

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

As of December 31, 2010, we employed approximately 2,100 people to manufacture our pharmaceutical and contact lens care products at seven facilities in the United States, Belgium, France, Spain, Brazil and Mexico.  Additionally, we are in the commissioning and validation phase for a new pharmaceutical plant in Singapore, which is targeted to start up in late 2012.  As of December 31, 2010, we employed approximately 3,300 people to manufacture surgical equipment and other surgical medical devices at ten facilities in the United States, Belgium, Switzerland, Ireland, Germany and Israel.  Currently, we manufacture substantially all of our pharmaceutical, contact lens care and surgical products internally and rely on third-party manufacturers for only a small number of products.

Due to the complexity of certain manufacturing technologies and the costs of constructing and maintaining duplicate facilities, a number of our key products are manufactured at only one of our facilities.  Some of these key products include:

Products	Facility
U.S. liquid ophthalmic products	Fort Worth, Texas
Intraocular lenses (l)	Huntington, West Virginia
ProVisc®, VISCOAT®, DuoVisc® and DisCoVisc® viscoelastics	Puurs, Belgium
OPTI-FREE® EXPRESS® No Rub®, OPTI-FREE® RepleniSH® solutions (2)	Fort Worth, Texas
Accurus®, LEGACY®, Infiniti® CONSTELLATION® vision systems	Irvine, California
WaveLight® ALLEGRETTO WAVE® Eye-Q lasers	Pressath, Germany
Cipro® HC, Patanase® products	Barcelona, Spain
Vigadexa® ophthalmic solution	Sao Paulo, Brazil

(1)
The Cork, Ireland, facility manufactures certain AcrySof® intraocular lenses for the European markets and certain Latin American markets; the remainder of the world markets continues to be sourced mainly from the Huntington, West Virginia facility.

(2)	The Sao Paulo, Brazil, facility produces contact lens care products for Brazil and other South American markets.

Supplies

The active ingredients used in our pharmaceutical and consumer eye care products are sourced from facilities that meet the regulatory requirements of the FDA or other applicable health regulatory authorities.  Because of the proprietary nature and complexity of the production of these active ingredients, a number of them are only available from a single FDA-approved source.  The majority of active chemicals, biological raw materials and selected inactive chemicals are acquired pursuant to long term supply contracts.  The sourcing of components used in our surgical products differs widely due to the breadth and variety of products. A number of the components used in our medical device products are also single-sourced.  When supplies are single-sourced, we try to maintain a sufficient inventory consistent with prudent practice and production lead-times and to take other steps necessary to ensure our continued supply.  The prices of our supplies are generally not volatile.

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

Surgical

Superior technology and product performance give rise to category leadership in the ophthalmic surgical market.  Service and long term relationships are also key factors in this competitive environment.  Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service.  While we compete throughout the field of ophthalmic surgery, our principal competitors vary somewhat in each area.  We compete with Bausch & Lomb Incorporated and Abbott Medical Optics, Inc. across most of the ophthalmic surgical market, and with national or regional companies, such as Carl Zeiss Meditec AG and Hoya Corporation, in selected markets.

Consumer Eye Care Products

The consumer eye care business is characterized by competition for market share in a maturing market through the introduction of products that provide superior technology or effectiveness.  Recommendations from eye care professionals and customer brand loyalty, as well as our product quality and price, are key factors in maintaining market share in these products. Our principal competitors in contact lens care products are Bausch & Lomb Incorporated, Abbott Medical Optics, Inc., CIBA VISION Corporation (a Novartis company) and, in Japan, Rohto Pharmaceutical Co., Ltd.  We compete with Allergan, Inc., Abbott Medical Optics, Inc., Bausch & Lomb Incorporated, Johnson & Johnson and Novartis in artificial tears products and Bausch & Lomb Incorporated in ocular vitamins.  All consumer eye care markets include significant competition from private label store brands, which generally are less costly to the consumer.

Intellectual Property

We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property.  We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2010, we owned more than 1,500 U.S. patents and pending U.S. patent applications and approximately 9,500 corresponding patents and patent applications outside the United States.

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

Government Regulation

Overview

We are subject to comprehensive government controls governing the research, design, clinical and non-clinical development, manufacturing, labeling, advertising, promotion, safety and other reporting, storage, distribution, import, export, sale and marketing of our products in essentially all countries of the world.  National health regulatory agencies generally require pre-approval of pharmaceuticals and medical devices prior to their entry into that country's marketplace.  In addition, European Union Notified Bodies audit and govern applicable Quality Management System requirements, including ISO 13485:2003 and assess devices for compliance with the Medical Device Directive 93/42/EEC and applicable European and international standards.  The certifications obtained are accepted by

Australia as well.  Japan also has requirements for quality management system regulations for medical device manufacturers.  State and local laws also apply to our activities.  This section summarizes the applicable regulations in the United States, European Union and Japan.  Please also refer to "Risk Factors – Risks Related to Our Business and Industry – We are subject to extensive government regulation …."

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

For biologics licensed under the Public Health Service Act, Congress in March 2010 enacted a new abbreviated approval pathway under which a so-called biosimilar product may be approved based in part on a reference to a previously approved highly similar product of another applicant.  A similar approval pathway has existed in Europe for a number of years.  In the U.S., there are a number of issues of implementation that remain to be developed by the FDA, and it is not clear at this time how the new law will operate or what effects it will have on the biologics market.

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

In the United States, medical devices are classified by the FDA as Class I, Class II or Class III based upon the level of risk presented by the device.  Class I devices present the least risk and are generally exempt from the requirement of pre-market review.  Certain Class II devices are also exempt from pre-market review.  Most Class II devices and certain Class III devices are marketed after submission of a pre-market notification under a process which is known as a 510(k) notification procedure. The pre-market notification must demonstrate that the proposed device is "substantially equivalent" to a legally marketed "predicate device" which requires a showing that the device has the same intended use as the predicate device, and either has the same technological characteristics or has different technological characteristics that do not raise different questions of safety and effectiveness than the predicate device.  Clinical study data are sometimes necessary to demonstrate substantial equivalence.  A 510(k) submission is subject to a user fee payment.  Most Class III devices and devices not substantially equivalent to a predicate device are subject to the most stringent regulatory review and cannot be marketed for commercial sale in the United States until the FDA grants approval of a Pre-Market Approval ("PMA") application for the device.  The

PMA filing is subject to a substantial user fee payment, and PMA supplement applications are also subject to user fees.  Modifications of the device or its intended use after 510(k) clearance might require the submission of a new 510(k), and in some cases a change in intended use might require a PMA.

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

Pharmaceutical and Medical Device Registration Outside the United States

European Union

In the European Union, our products are subject to extensive regulatory requirements, such as the CE marking requirement for medical devices which, beyond the European Union, is recognized by markets such as Australia.  As in the United States, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by regulatory agencies.  Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities and on proactive management of risks associated with products.

Pharmaceutical Development and Registration Process in the European Union

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

In the European Union, approval of new medicinal products can be obtained only through one of two processes:

·
Mutal recognition or decentralized procedure.  These procedures allow an applicant to submit applications in European Union member states of its choosing.  Companies whose products are ineligible for the centralized procedure may choose to use either the mutual recognition procedure or the decentralized procedure.  Unlike the centralized procedure (see below), which results in a single EU-wide approval, these procedures result in individual, national marketing authorizations in each member state that participates.

The mutual recognition procedure and the decentralized procedure are similar in many respects.  The applicant selects a member state that takes primary responsibility for the review and approval of the application: the so-called reference member state ("RMS").  Other states of the applicant's choosing, each a concerned member state ("EUCMS"), are expected to recognize the RMS decision to approve the product and must do so unless they identify a major public health concern.  The procedures differ only in the timing of this EUCMS phase.  In the mutual recognition procedure, it occurs after the RMS has granted a marketing authorization, while in the decentralized procedure it occurs after the RMS has prepared a positive assessment report and drafts of the summary of product characteristics, product labeling and packaging.

In both cases, an EUCMS can only object if it can identify a potential serious risk to public health.  The EUCMS and RMS then have 90 days within which to raise and resolve such issues with the assistance of the Co-ordination Group for the Mutual Recognition and Decentralized Procedures - Human ("CMDH") within the European Medicines Agency.  If any disagreement remains after 90 days, the issue is referred to the Committee for Medicinal Products for Human Use (CHMP) within the European Medicines Agency for an opinion and ultimately a binding European Commission decision.  The mutual recognition/decentralized processes result in separate national marketing authorizations in the RMS and each EUCMS.

·
Centralized procedure.  This procedure is mandatory for products developed by means of a biotechnological process, for orphan drugs and for new chemical entities for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorder, diabetes, auto-immune diseases or other immune dysfunctions or viral diseases.  The procedure is also optional for other new active substances and other products that constitute "a significant therapeutic, scientific or technical innovation."  Under this procedure, an application is submitted to the European Medicines Agency.  Two European Union member states are appointed to conduct an initial evaluation of each application.  These countries each prepare an assessment report; the reports are then used as the basis of a scientific opinion of the Committee for Medicinal Products for Human Use.  If this opinion is favorable, it is sent to the European Commission, which drafts a decision.  After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

The European Union expanded its membership by ten in May 2004 and two more countries joined on January 1, 2007, bringing the total to 27 EU member states.  Several other European countries outside the European Union, particularly the non-European Union members of the European Economic Area, i.e., Norway, Iceland and Liechtenstein, accept European Union review and approval as a basis for their own national approval.

Medical Device Development and Registration Process in the European Union

The European Union regulatory regime for most medical devices became mandatory in June 1998.  Under this regime, a medical device may be placed on the market within the European Economic Area if it conforms to certain "essential requirements."  The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others.  Other requirements include that the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner.  To assist manufacturers in satisfying the essential requirements, the European Commission has requested the preparation of standards applicable to medical devices.  These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices.  There are also harmonized standards relating to design and manufacture.  While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter.  Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

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

Other Regulation

Ongoing Reporting and Recordkeeping

Following approval, a pharmaceutical or device company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including reporting cases of adverse events and device malfunctions, and maintaining appropriate design control and quality control records.  Some medical devices also may be subject to tracking requirements.  The FDA is in the process of implementing or considering a number of changes to its postmarket requirements for medical devices, including developing a proposed rule for a unique device identification ("UDI") system and other changes to enhance postmarket surveillance for medical devices.  In addition, there are requirements and industry guidelines to require the posting of ongoing drug and device clinical trials on public registries, and the disclosure of designated clinical trial results.

Advertising and Promotion

Drug and medical device advertising and promotion are subject to federal and state regulations.  In the United States, the FDA regulates company and product promotion, including direct-to-consumer advertising.  Violative materials may lead to FDA enforcement action, including, for drugs, the imposition of civil monetary penalties utilizing new authority the FDA has been granted.  The U.S. Federal Trade Commission ("FTC") also has certain authority over medical device advertising.  In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising.  Some European Union member states also restrict the advertising of medical devices.  The restrictions vary from state to state.  Some subject only those medical devices that are reimbursed under state healthcare systems and/or that are intended for professional use to specific advertising and promotion restrictions.  Others restrict the advertising and promotion of devices for the treatment or diagnosis of certain listed conditions.  In Japan, advertising and marketing of medical devices are subject to a government recommendation and industry self-regulations.  Advertising of unapproved or uncertified medical devices, for which pre-marketing approval/certification is mandatory, is subject to criminal penalty.

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

The FDA undertook various initiatives in 2009 with respect to ophthalmic laser devices used for Laser-Assisted In Situ Keratomileusis ("LASIK"), a surgical procedure that uses an excimer laser to permanently change the shape of the cornea.  These initiatives have included FDA letters to eye care professionals with information about advertising and promotion, and letters to ambulatory surgical centers regarding adverse event reporting requirements for device user facilities.  In March 2009, the FDA officially recognized the new LASIK standard from the American National Standards Institute (ANSI) entitled "Laser Systems for Corneal Reshaping."  On October 15, 2009, the FDA announced the launch of a collaborative study with the National Eye Institute and the Department of Defense to examine the potential impact on quality of life from LASIK.  The goal of the LASIK Quality of Life Collaboration Project is to determine the percentage of patients with significant quality of life problems after LASIK surgery and identify predictors of these problems.  One phase of this project is a national, multi-center clinical trial, including evaluation of subpopulations who may be vulnerable to adverse effects from the procedure, expected to end in 2012. The FDA opened a public docket for LASIK so that any interested person can pose comments or concerns regarding LASIK.  In addition, in January 2011, a citizen petition was filed seeking to have the FDA withdraw the PMA approvals for LASIK devices and take certain other regulatory actions with respect to these devices.

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

Our sales, marketing and scientific/educational programs must comply with the medicines advertising and anti-bribery rules and related laws, such as anti-kickback provisions of the Social Security Act, the Foreign Corrupt Practices Act, the False Claims Act, the Veterans Health Care Act ("VHCA") and similar state laws.  Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990.  If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  Under the VHCA, we are required to offer certain drugs at reduced prices established by statutory formulas to a number of federal agencies, including the Veterans Administration and the Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs, including Medicare and Medicaid.  Participation under VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.  In addition, legislative changes purport to require that discounted prices be offered for certain Department of Defense funded purchases through its TRICARE retail pharmacy program via a rebate system.

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

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 ("Affordable Care Act") was signed into law.  The Affordable Care Act will substantially change the way that health care is financed by both governmental and private insurers and significantly affect the pharmaceutical industry.  The Affordable Care Act contains a number of provisions, including provisions governing enrollment in federal health care programs, reimbursement changes, the increased use of comparative effectiveness research in health care decision-making, and enhancements to fraud and abuse requirements and enforcement, that will affect existing government health care programs and will result in the development of new programs.

A number of provisions contained in the new law may adversely affect our net revenue for our marketed products and any future products.  In 2010, the new law, among other things, increases the minimum basic Medicaid rebate for branded prescription drugs from 15.1% to 23.1% and requires pharmaceutical manufacturers to pay states rebates on prescription drugs dispensed to Medicaid managed care enrollees.  In addition, the Affordable Care Act increases the additional Medicaid rebate on "line extensions" (such as extended release formulations) of solid oral dosage forms of branded products, revises the definition of average manufacturer price by changing the classes of purchasers included in the calculation, and expands the entities eligible for discounted 340B pricing.

Beginning in 2011, the new law will require drug manufacturers to provide a 50% discount on prescriptions for branded products filled while the beneficiary is in the Medicare Part D coverage gap, also known as the "donut hole."  In addition, the Affordable Care Act will impose a significant annual fee on companies that manufacture or import branded prescription drug products.  The fee (which is not deductible for federal income tax purposes) will be based on the manufacturer's market share of sales of branded drugs and biologics (excluding orphan drugs) to, or pursuant to coverage under, specified U.S. government programs.  The new law will also impose an excise tax on medical devices starting in 2013.

The Affordable Care Act also includes substantial new provisions affecting compliance, including reporting provisions that relate to transfers of value to health care providers and to the distribution of product samples to health care providers.  In addition, the federal government has been given additional enforcement authority.

We are unable to predict the future course of federal or state health care legislation and regulations, including regulations that will be issued to implement provisions of the Affordable Care Act.  The Affordable Care Act and further changes in the law or regulatory framework that reduce our revenues or increase our costs could also have a material adverse effect on our business, financial condition and results of operations and cash flows.

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

Currently we have seven ISO 14001 certifications inclusive of twelve locations.  These include our European pharmaceutical and surgical manufacturing facilities in Puurs, Belgium, Cork, Ireland, and Kaysersberg, France, and our manufacturing and research and development operations in Barcelona, Spain, and Schaffhausen, Switzerland.  North American operations certified under a Corporate Certificate include our manufacturing facilities in Sinking Spring, Pennsylvania, Irvine, California, Houston, Texas, Huntington, West Virginia, and Fort Worth, Texas.  Our manufacturing facilities in Mexico City, Mexico, and Sao Paulo, Brazil, are also ISO 14001 certified.  Certification possibilities for the recent acquisitions of WaveLight, AG, ESBATech AG, Optonol, Ltd. and LenSx Lasers, Inc. will be discussed in 2011.  Based upon our reviews and the outcome of local, state and federal inspections, we believe that our manufacturing facilities are in substantial compliance with all applicable environmental, health and safety requirements.

We are not aware of any pending environmental, health or safety litigation or significant financial obligations arising from current or past operations that are likely to have a material adverse impact on our financial position.  There can be no assurance, however, that environmental health or safety liabilities relating to properties owned or operated by us or waste generated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part.  In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental health and safety protection.

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

This focus on pricing is evidenced in the provisions of the Affordable Care Act, the comprehensive health care reform legislation that was enacted in 2010.  Among other things, the new law imposes greater Medicaid rebates on manufacturers, requires manufacturers to offer a 50% discount to Medicare Part D beneficiaries in the program's coverage gap, expands the entities eligible for discounted 340B pricing, imposes a new annual fee on branded pharmaceutical manufacturers, and lays the foundation for the use of comparative effectiveness research in health care decision-making.  We expect that pressures on pricing and operating results will continue through implementation of the Affordable Care Act and other legislative and administrative developments.

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

In Japan, reimbursement prices of drug products and medical devices are determined by the National Health Ministry biannually, under the national health insurance.  The Ministry reviews the reimbursement prices of individual products biannually.  In 2010, the Japanese government raised the overall reimbursement of medical service fees by 0.2% for the first time in over 10 years.  However, it reduced the drug reimbursement rates by 5.75% and introduced a new additional rate reduction for the innovative products when generic products are approved.  The downward pressure is likely to remain because of persistent budget deficits.  Compensation for medical devices often takes the form of doctors' fees, which can be modified from time to time with additions of technologies using new medical devices.

C.	ORGANIZATIONAL STRUCTURE

Alcon, Inc. is the parent holding company of the worldwide group of Alcon companies.  Alcon, Inc. owns 100% of the common voting stock in Alcon Holdings Inc., the holding company for our U.S. operations.  The U.S. operations include a diverse group of subsidiaries that perform manufacturing, selling, marketing, distribution and research functions.  Our larger U.S. subsidiaries are:

·	Alcon Laboratories, Inc., which performs selling, marketing and distribution activities in the United States, with physical locations in Texas, California, Maryland and Hawaii; and
·	Alcon Research, Ltd., which is responsible for Alcon's U.S. manufacturing and research and development operations with physical locations in Texas, California, West Virginia and Pennsylvania.

Alcon, Inc. also directly or indirectly owns numerous operating subsidiaries located outside the United States, with substantial presence in Europe, Japan, South America, Canada and Australia.  These international subsidiaries are primarily engaged in selling, marketing and distribution activities; however, several international subsidiaries conduct manufacturing operations and a few maintain small research facilities.  Our larger international subsidiaries, all of which are wholly owned by Alcon, Inc., are:

·	Alcon Pharmaceuticals Ltd. (Switzerland), which operates as our international trading company and European Shared Services Center;
·	S.A. Alcon Couvreur-N.V., our international financing entity, which also operates as a distribution and manufacturing company;
·	Trinity River International Investments (Bermuda) Ltd., which manages Alcon's international portfolio of investments; and
·	Trinity River Insurance Co. Ltd., which provides a wide range of insurance coverage for Alcon affiliates worldwide.

Exhibit 8.1 provides a shorter list of significant subsidiaries, as defined by the SEC.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices and registered office are located at Bösch 69, P.O. Box 62, 6331 Hünenberg, Canton of Zug, Switzerland.  The principal offices for our United States operations are located at 6201 South Freeway, Fort Worth, Texas 76134.

We believe that our current manufacturing and production facilities have adequate capacity for our medium-term needs.  To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities.  The FDA and other regulatory agencies regulate the approval for use of manufacturing facilities for pharmaceuticals and medical devices, and compliance with these regulations requires a substantial amount of validation time prior to start-up and approval.  Accordingly, it is important to our business that we ensure we have sufficient manufacturing capacity to meet our future production needs.  We presently anticipate expanding the capacity of ten of our manufacturing facilities over the next two years.  The "History and Development of the Company" at the beginning of this Item 4 provides additional discussion of capital expenditures underway.

The following table sets forth, by location, approximate size and principal use of our main manufacturing and other facilities at December 31, 2010:

Location	Approximate Size	Principal Use(s)	Owned/ Leased
United States:	(sq. feet)
Fort Worth, Texas	1,668,000	Research and development, administrative buildings, warehouse	Owned
Fort Worth, Texas	118,000	Warehouse	Leased
Fort Worth, Texas	346,000	Pharmaceutical, contact lens care and surgical solutions	Owned
Fort Worth, Texas	344,000	Pharmaceutical and small volume consumer products	Owned
Houston, Texas	391,000	Surgical (Custom Pak® and consumables)	Owned
Irvine, California	210,000	Surgical (electronic instruments and consumables),	Leased
		research and development, warehouse
Huntington, West Virginia	151,000	Surgical (intraocular lenses)	Owned
Huntington, West Virginia	114,000	Surgical (advanced optical devices)	Owned
Sinking Spring, Pennsylvania	165,000	Surgical (hand-held instruments and consumables)	Owned
Elkridge, Maryland	142,000	Distribution warehouse	Leased
Aliso Viejo, California	30,000	Surgical (LenSx® laser equipment)	Leased

Outside the United States:
Barcelona, Spain	444,000	Pharmaceutical, contact lens care, research and development	Owned
Puurs, Belgium	594,000	Pharmaceutical, contact lens care, surgical	Owned
		(viscoelastics and Custom Pak®) and administrative
Kaysersberg, France	160,000	Pharmaceutical and contact lens care	Owned
Sao Paulo, Brazil	90,000	Pharmaceutical and contact lens care	Owned
Sao Paulo, Brazil	89,000	Administrative and warehouse	Leased
Cork, Ireland	147,000	Surgical (intraocular lenses)	Owned
Schaffhausen, Switzerland	18,000	Surgical (microsurgical instruments)	Owned
Schaffhausen, Switzerland	26,000	Surgical (microsurgical instruments)	Leased
Mexico City, Mexico	31,000	Pharmaceutical and contact lens care	Owned
Mexico City, Mexico	60,000	Administrative building and warehouse	Owned
Erlangen, Germany	71,000	WaveLight administrative, research and development	Leased
Pressath, Germany	28,000	Surgical (WaveLight® refractive equipment)	Leased
Neve Llan, Israel	11,000	Surgical (glaucoma filtration devices)	Leased
Singapore	331,000	Pharmaceutical plant under construction	Owned

In addition to these principal facilities, we have office facilities worldwide.  These facilities are generally leased. In three countries, we lease or sublease facilities from Nestlé.  These offices are located in Brazil, Norway and South Africa.  Pursuant to the terms of the Shareholders Agreement, these Shared Site Agreements will continue in effect for the remainder of their terms and may or may not be renewed.

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

Overview of Our Business

General

Alcon, Inc. ("Alcon") and its subsidiaries (collectively, the "Company") develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.  Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world.  In 1977, we were acquired by Nestlé S.A.  Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses, and have grown our annual sales from $82 million to more than $7 billion primarily as a result of internal development and selected acquisitions.  In March 2002, Nestlé sold slightly less than 25% of its ownership of Alcon through an initial public offering.  In two transactions in 2008 and 2010, Nestlé sold all of its Alcon common shares to Novartis AG, a Swiss corporation that now owns the majority of Alcon's common shares.  The remaining shares continue to be traded on the New York Stock Exchange.  In December 2010, Alcon entered into an agreement to merge with and into Novartis, subject to the approval of each company's shareholders and certain other closing conditions.

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

Change of Majority Ownership and Proposed Merger

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  That sale was consummated on July 7, 2008, and Novartis acquired a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remained Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contained put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010.  As outlined by the two parties, these rights granted (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  After consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon with the 23% balance being the publicly traded shares.

The consummation triggered certain change of control provisions in certain retirement plans for Company employees, the Company's share-based awards (including the vesting of certain outstanding share-based awards) and other agreements.

On January 4, 2010, Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  On December 15, 2010, after extensive negotiations between Novartis and the Alcon Independent Director Committee, Alcon announced that its board of directors approved a merger agreement with Novartis, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own.  Under the terms of the deal, the merger consideration will be comprised of a combination of Novartis shares (or American Depositary Shares in lieu thereof) and, if necessary, a cash contingent value amount to result in a total value of $168 per share.  The exact exchange ratio and cash contingent value amount will be calculated based upon formulas set forth in the merger agreement.

For further details on the proposed merger, please refer to Item 7.B, "Related Party Transactions" and the Merger Agreement dated December 14, 2010 between Novartis AG and Alcon, Inc., included as Exhibit 4.13 to this report.  Additional information concerning the proposed merger is included in the registration statement on Form F-4 filed by Novartis with the United States Securities and Exchange Commission on December 23, 2010 and subsequent amendments thereto.

Statements in the following discussion and analysis relating to our business strategies, operating plans, planned expenditures, expected capital requirements and other forward-looking statements regarding our business do not take into account potential future impacts of our proposed merger with Novartis.

LenSx Lasers Acquisition

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc.  LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complementary technology in cataract surgery.  LenSx's laser will enable surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including anterior capsulorhexis, phacofragmentation and creation of certain corneal incisions.  Previously these steps were done manually with surgical instruments.
The Company paid approximately $367 million in cash at closing to LenSx shareholders for their shares and agreed to maximum contingent payments of approximately $383 million based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.  The Company recorded, as part of the purchase price, $72 million for the estimated fair value of the contingent consideration and $12 million in cash paid to a LenSx shareholder for an intangible asset integral to the purchase.

Between the acquisition date and December 31, 2010, LenSx had no revenues and its costs and expenses were not significant.  Note 18 to the consolidated financial statements provides more information on this acquisition.

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

The acquisition included all rights to ESBATech's technology for therapeutic application to the eye, including age-related macular degeneration, diabetic macular edema, glaucoma, dry eye and uveitis.  Substantially all of the employees of ESBATech joined Alcon.  The ESBATech acquisition expanded Alcon's research capability outside of small molecules to the field of proteins, antibodies and other large molecules.

Note 18 to the consolidated financial statements provides more information on this acquisition.

U.S. Healthcare Reform

In March 2010, the United States government enacted legislation that is expected to have far reaching implications for the healthcare industry.  The U.S. Department of Health and Human Services has broad discretion to interpret certain sections of these new laws, and numerous regulations are anticipated to follow.  The more significant changes and their estimated effects on the Company for 2010 and future years are discussed below.

·
Beginning January 1, 2010, the legislation increases the Medicaid drug rebate minimum percentage for single source and innovator multiple source drugs from 15.1% to 23.1% of average manufacturer price and for non-innovator multiple source drugs from 11% to 13%.  The legislation further extends this drug rebate to utilization made through risk-based, Medicaid managed care plans.  This portion of the legislation was effective as of the date of enactment (March 23, 2010).  The impact of this legislation has been to increase rebates paid by Alcon.  It also may have an indirect impact on overall rebates paid to managed care organizations.

·
Beginning January 1, 2011, pharmaceutical manufacturers must enter into agreements with the U.S. government to provide a 50% discount on covered brand name Medicare Part D drugs for eligible Part D enrollees in the coverage gap.  The legislation required the U.S. government to establish a model agreement with pharmaceutical manufacturers.  This has been completed and most manufacturers, including the Company, have signed the agreement.  The discounts are excluded from "Best Price" for Medicaid rebate purposes.  This will increase the Company's discounts beginning in 2011.  To the extent patients were foregoing purchasing their medicines once they entered the Medicare Part D coverage gap, this provision could result in a modest increase in prescriptions, although at a lower price.

·
The legislation also expands the section 340B drug discount program eligibility to the outpatient settings of qualified children's hospitals, free-standing cancer centers, critical access hospitals, rural referral facilities, and sole community hospitals with disproportionate share adjustment percentages equal to or greater than 8%.  This will effectively increase volume to those facilities where we offer larger discounts.

·
The legislation imposes a non-deductible pharmaceutical industry fee, requiring brand manufacturers to pay an annual fee in the aggregate of $2.5 billion in 2011, escalating to $4.1 billion in 2018.  The fee is allocated to individual companies based on each manufacturer's proportion of total specified government program sales as a percentage of the entire brand manufacturing industry total of specified government program sales.  There were no fees recognized in 2010.  If the legislation had applied to 2010 and based on our 2009 sales and our assumptions about which sales will be subject to the fee, we estimate its effect on the Company would have been less than $10 million.

·
The legislation imposes a 2.3% excise tax on the sale of medical devices (as defined in section 201(h) of the Federal Food, Drug and Cosmetic Act) intended for humans.  This provision becomes effective for sales after December 31, 2012 and will likely be imposed on a majority of the Company's surgical revenue but will exclude sales of our over-the-counter products such as contact lens disinfectants, artificial tears, and ocular vitamins.  If the legislation had applied to 2010 and based on our 2009 sales and our assumptions about which products will be subject to the tax, we estimate its effect on the Company would have been less than $30 million.

·
The legislation likely will increase the population that will have access to drugs by expanding Medicaid eligibility to 133% of the Federal Poverty Level.  It also will create separate health benefit exchanges through which individuals and small businesses can purchase coverage.  Quantifying this impact is not possible at this time.  This portion of the legislation does not go into effect until January 1, 2014.

Finally, the legislation changes the taxation of subsidies received by employers as a result of funding prescription drug benefits for retirees under the Medicare Prescription Drug Improvement and Modernization Act of 2003.  The elimination of this benefit resulted in an initial $25 million charge to income taxes in the first quarter of 2010 and is expected to add an annual income tax cost of approximately $4 million at today's tax rates.

The provisions in the first and third bulleted paragraphs above decreased sales by approximately $20 million in 2010.

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

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of healthcare products and services.  The Medicare Prescription Drug, Improvement and Modernization Act of 2003 continues to present opportunities and challenges for pharmaceutical companies.  Many states also have implemented more aggressive price control programs and more liberal generic substitution rules that could result in price reductions.  In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices.  Both governments and managed care organizations support increased use of generic pharmaceuticals at the expense of branded pharmaceuticals.  We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business.  We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products.  Moreover, to achieve and maintain attractive positions on formularies, we continue to introduce medically advanced products that differentiate us from our competitors.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 placed additional pressure on policy makers to offset the cost of the prescription drug benefit by controlling budgets for reimbursement to surgical facilities.  This may affect our industry's ability to maintain current pricing levels.  New technologies for surgical procedures are being challenged to substantiate that their higher costs are accompanied by clinical improvements for Medicare beneficiaries.  We prepare for these challenges by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost-effective when their higher costs are compared to their measurable benefits.

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

In Japan, longer regulatory approval times impact the timing of marketing our pharmaceutical products there in comparison to other markets.  In addition, the Japanese National Health Ministry reviews prices of individual pharmaceutical products and health services biannually.  These reviews have resulted in price decreases, including a 5.75% decline in overall drug reimbursement in 2010.  Reductions in reimbursement levels put downward price pressure on products we supply.

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
Our translation risk exposures are principally to the euro, Japanese yen, Brazilian real and Canadian dollar.  With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure.  In addition, most of our assets that are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency.  From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.  More recently, Venezuela has experienced an official currency devaluation and high inflation, but our exposure there is not significant to our consolidated financial condition.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits, while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits.  We experienced positive currency impacts during 2010 and 2008.  During these years the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits.  However, in 2009, as other major currencies weakened against the dollar, our sales and profits were negatively affected.  We refer to the effects of currency fluctuations and exchange rate movements throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

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

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products.  Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor.  We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies.  In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure from governments and from managed care organizations in the United States to reduce prices.  Alcon has continued to increase market share in most of its major specialties, which has provided some offset to the recent market softness.  We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall and also in our otic products, which have significantly larger sales in the summer months than at other times of the year.  Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive.  Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends.  The number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions; however, because cataract patients now have the ability to pay out of their own pockets for certain premium technologies, sales of advanced technology intraocular lenses could be affected by economic conditions.  We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories.  Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery.  We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery).  Outside the United States, we generally do not charge a technology fee.  Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence.  There is no significant seasonality in our surgical business.  Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs.  Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used and the types of products used.  Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.  In the weaker economy since 2008, the number of refractive procedures in the United States market declined.  Our refractive sales increased as a result of sales of WaveLight® products and procedures following our acquisition of an initial majority interest in WaveLight in late 2007.

Sales of our consumer eye care products are influenced by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, advertising and consumer preferences for more convenient contact lens care solutions.  Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price.  The use of less-advanced cleaning methods, especially outside the United States, also affects demand for our contact lens care products.  There is no seasonality in sales of contact lens care products, but we have experienced some impact from general economic conditions to date, as in low-growth economic environments some consumers may switch to lower-priced brands.  Costs of goods sold for contact lens care products include materials, labor, overhead and royalties.  Operating income from contact lens care products is driven by market penetration and unit volumes.

During the year ended December 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 million addition to U.S. operating income for the year.

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

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs.  The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products.  As part of the Company's commitment to develop treatments for diseases, disorders and other conditions of the eye, we normally plan to spend approximately 10% to 11% of sales for research and development.  During each of the years 2010, 2009 and 2008, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to acquisitions and the licensing of intangible assets.  Due to acquisitions and purchases in 2009 and early 2010, annual amortization expense on intangible assets with definite useful lives is estimated to increase to $78 million in 2011 and decrease to $65 million in 2015.

Our other operating expenses of $152 million in 2010 primarily represented costs related to the change of majority ownership arising from Novartis's purchase of its majority interest in Alcon from Nestlé on August 25, 2010, as discussed in note 16 to the consolidated financial statements, and legal and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal.  The change of control accelerated the recognition of certain compensation expenses, including pensions ($97 million) and share-based payments ($8 million).

During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company's subsidiary responsible for the Company's refractive research and manufacturing activities prior to November 2007.  As a result of this agreement, the Company recognized tax benefits in 2008 totaling $236 million related to losses on the value of this investment.

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

We are aware of and are monitoring issues regarding climate change regulations but have not identified impacts on our operations of a material nature.

We also focus on cost management.  In addition to a strict evaluation of general and administrative expenses, the Company seeks to reduce manufacturing costs through its continuous improvement program.

As indicated earlier, our industry is dependent on proprietary technology and we vigilantly strive to protect ours.  From time to time, competitors challenge our intellectual property rights.

The Company, either alone or jointly with its commercial partners, has filed fourteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of the Company's products, under what are known as Abbreviated New Drug Applications ("ANDAs").

Each infringement action was filed after the Company received notice that one or more of the generic drug companies had filed an ANDA seeking approval to sell a generic version of a Company product.  As part of its ANDA, each generic drug company challenged one or more patents covering a Company product.  Our products subject to generic challenges include Vigamox® antibiotic ophthalmic solution, Patanol® and Pataday™ anti-allergy ophthalmic solutions, and TRAVATAN® and TRAVATAN Z® ophthalmic solutions.  In the United States, as a result of filing the lawsuits, the FDA must delay approval of the related ANDAs for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In Canada, filing of the lawsuits secured a 24-month delay in approval from the Minister of Health, which can be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should any generic drug company succeed in overcoming all applicable patents and secure FDA approval, it would be entitled to sell a generic product that would compete with the Company's product in the United States or Canada.  Such competition would be expected to impact significantly the Company's sales and profits.  More information on these suits can be found at Item 8.A.7, "Legal Proceedings."

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  The Company filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case had been set for trial in August 2010 but has been postponed.  No new trial date has been set.  Summary judgment motions were filed by both parties January 7, 2011.  Alcon is seeking summary judgment on noninfringement, invalidity and laches, while Dr. Nielsen is seeking partial summary judgment on invalidity and laches/estoppels.  On January 10, 2011, the court ordered that both parties' motions be stricken and refiled in a "cross-motion" format, the briefing for which was extended by the court until the end of March 2011.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims.  The case has been set for trial on October 17, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

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

On May 6, 2010, we commenced a voluntary corrective action on our CONSTELLATION® vision system that the U.S. Food and Drug Administration ("FDA") classified as a Class 1 recall.  We submitted a 510(k) application to the FDA requesting approval of software and hardware modifications to the system.  In November 2010, we received a clearance letter from the FDA on our application.  This action did not have a material impact on our financial results.

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

The Company determined that, at December 31, 2008, unrealized losses on certain available-for-sale equity securities and a senior secured bank loans fund were other-than-temporarily impaired due to deteriorating general market conditions, particularly during the fourth quarter of 2008, coupled with the unlikely near term prospects for achieving a sustainable recovery, uncertainty about future market conditions, and declines in certain quantitative or qualitative factors.  The other-than-temporary impairment recognized for the senior secured bank loans fund also was deemed appropriate to bring a significant portion of the unrealized losses in line with current market conditions for credit default rates and loss recovery rates.  The Company recognized losses for other-than-temporary impairment during the year ended December 31, 2008 of $37 million.  At December 31, 2010 and 2009, the Company had available-for-sale investments recorded at total fair values of $1,281 million and $530 million with gross unrealized losses totaling $3 million and $2 million, respectively, that were determined to be temporary and were included in accumulated other comprehensive income (loss) on the consolidated balance sheet.

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill and intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist, or at least annually for goodwill.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

·	significant underperformance relative to expected historical or projected future operating results;
·	significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;
·	significant negative industry or economic trends; and
·	significant decline in the market value of the intangible asset for a sustained period.

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

Litigation Liabilities:  Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation.  By its nature, litigation is subject to many uncertainties.  Management reviews litigation claims with counsel to assess the probable outcome of such claims.  Management records current liabilities for litigation based on their best estimates of what the Company ultimately will incur to pursue such matters to final legal decisions or to settle them.  Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities.  However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.  Legal costs for counsel are expensed during the period incurred.

Pension and Other Employee Benefits:  We must make certain assumptions in the calculation of the actuarial valuation of the Company-sponsored defined benefit pension plans and postretirement benefits.  These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets and increases or trends in healthcare costs.  Furthermore, our actuarial consultants also use subjective factors such as withdrawal and mortality rates.  If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses.  Upon Novartis's acquisition of the majority of Alcon's common shares, change of control provisions accelerated our expense recognition under certain defined benefit pension plans.  See note 15 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

Fair Values of Contingent Payments:  In connection with the acquisition of businesses, we are required to record liabilities for the estimated fair values of related possible contingent payments.  The possible payments are contingent upon the achievement of future research and development milestones that would be expected to create future value for Alcon.

We engaged a third-party valuation expert to assist us in determining the estimated fair values of contingent payments.  Valuation was based on the Company's estimates of the probability and timing of these contingent payments.  The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 5 to the consolidated financial statements.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using discount rates between 4.5% and 6%, which the Company believes is appropriate and representative of a market participant's assumptions.  The probabilities assigned to payment streams ranged from 5% to 65%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $40 million.

The fair values of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales
	2010	2009	2008	2010	2009	2008
	(in millions, except percentages)
Sales:
United States	$3,177	$2,914	$2,807	44.3%	44.8%	44.6%
International	4,002	3,585	3,487	55.7	55.2	55.4

Total sales	7,179	6,499	6,294	100.0	100.0	100.0
Costs of goods sold	1,675	1,614	1,472	23.3	24.8	23.4

Gross profit	5,504	4,885	4,822	76.7	75.2	76.6
Selling, general and administrative	2,070	1,935	1,961	28.8	29.8	31.1
Research and development	747	665	619	10.4	10.2	9.8
Amortization of intangibles	60	24	29	0.9	0.4	0.5
Other operating expenses	152	--	--	2.1	--	--

Operating income	2,475	2,261	2,213	34.5	34.8	35.2
Gain (loss) from foreign currency, net	(3)	(3)	(21)	--	--	(0.4)
Interest income	29	46	76	0.4	0.7	1.2
Interest expense	(9)	(16)	(51)	(0.1)	(0.3)	(0.8)
Other, net	35	25	(134)	0.4	0.4	(2.1)

Earnings before income taxes	2,527	2,313	2,083	35.2	35.6	33.1
Income taxes	317	306	36	4.4	4.7	0.6

Net earnings	$2,210	$2,007	$2,047	30.8%	30.9%	32.5%

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses several factors affecting the comparability of certain items in the above table.

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

				As a % of Total Sales
	2010	2009	2008	2010	2009	2008
	(in millions, except percentages)
Alcon United States:
Pharmaceutical	$1,555	$1,353	$1,321	49.0%	46.4%	47.1%
Surgical	1,214	1,167	1,084	38.2	40.1	38.6
Consumer eye care	408	394	402	12.8	13.5	14.3

Total sales	$3,177	$2,914	$2,807	100.0%	100.0%	100.0%

Segment operating income (1)	$1,896	$1,664	$1,554	59.7%	57.1%	55.4%

Alcon International:
Pharmaceutical	$1,511	$1,324	$1,240	37.8%	36.9%	35.6%
Surgical	2,006	1,830	1,797	50.1	51.1	51.5
Consumer eye care	485	431	450	12.1	12.0	12.9

Total sales	$4,002	$3,585	$3,487	100.0%	100.0%	100.0%

Segment operating income (1)	$1,728	$1,507	$1,472	43.2%	42.0%	42.2%

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

					Change						Change
				Foreign	in					Foreign	in
				Currency	Constant					Currency	Constant
	2010	2009	Change	Change	Currency	(a)	2009	2008	Change	Change	Currency (a)
	(in millions, except percentages)

Alcon United States:
Pharmaceutical	$1,555	$1,353	14.9%	--%	14.9%		$1,353	$1,321	2.4%	--%	2.4%
Surgical	1,214	1,167	4.0	--	4.0		1,167	1,084	7.7	--	7.7
Consumer eye care	408	394	3.6	--	3.6		394	402	(2.0)	--	(2.0)

Total sales	$3,177	$2,914	9.0	--	9.0		$2,914	$2,807	3.8	--	3.8

Alcon International:
Pharmaceutical	$1,511	$1,324	14.1	1.7	12.4		$1,324	$1,240	6.8	(6.3)	13.1
Surgical	2,006	1,830	9.6	2.4	7.2		1,830	1,797	1.8	(4.9)	6.7
Consumer eye care	485	431	12.5	3.7	8.8		431	450	(4.2)	(6.0)	1.8

Total sales	$4,002	$3,585	11.6	2.3	9.3		$3,585	$3,487	2.8	(5.5)	8.3

Total:
Pharmaceutical	$3,066	$2,677	14.5	0.8	13.7		$2,677	$2,561	4.5	(3.1)	7.6
Surgical	3,220	2,997	7.4	1.4	6.0		2,997	2,881	4.0	(3.1)	7.1
Consumer eye care	893	825	8.2	1.9	6.3		825	852	(3.2)	(3.2)	--

Total sales	$7,179	$6,499	10.5	1.3	9.2		$6,499	$6,294	3.3	(3.0)	6.3

(a)
Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2010 reported amounts, calculated using 2009 monthly average exchange rates, to the actual 2009 reported amounts.  The same process was used to compare 2009 to 2008.  Change in constant currency in this table includes sales growth from acquisitions, as discussed later in this Item 5.  Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations.  Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2010 Compared to Year ended December 31, 2009

Sales

The Company's global sales increased 10.5% to $7,179 million for the year ended December 31, 2010 from 2009.  The effect of favorable exchange rates increased global sales 1.3%.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 9.2%, including 0.6% combined for additional surgical sales subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of DUREZOL® ophthalmic steroid subsequent to the March 2010 asset purchase.  Sales reflected broad-based sales performance across all product lines and geographic areas with the United States, developed international and emerging international markets growing 9.0%, 7.0% (5.6% in constant currency) and 21.3% (17.1% in constant currency), respectively.  This improvement primarily reflected volume growth and, to a lesser extent, price increases during 2010.

Alcon United States sales increased 9.0% to $3,177 million for 2010, from $2,914 million for 2009.  The majority of the increase was due to volume growth in all major pharmaceutical product categories, in artificial tears and in intraocular lenses, especially our advanced technology intraocular lenses, AcrySof® ReSTOR® and AcrySof® Toric intraocular lenses.  Sales of pharmaceutical products to treat infections and inflammation increased 20.7%, primarily attributable to the strong performance of Vigamox® ophthalmic solution and NEVANAC® ophthalmic suspension.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of DUREZOL® ophthalmic steroid subsequent to the March 2010 asset purchase added 1.3% to the growth.  The overall improvement occurred against the backdrop of U.S. healthcare reform legislation, which reduced U.S. pharmaceutical sales by approximately $20 million.  This reduction included the impact of healthcare reform legislation rebate increases on sales made during the fourth quarter of 2009 that were still in the wholesale and retail distribution channels at the beginning of 2010, as well as sales made during 2010.

Alcon International sales increased 11.6% to $4,002 million in 2010, from $3,585 million in 2009.  The effect of favorable exchange rates increased Alcon International sales 2.3%.  Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 9.3%, primarily reflecting volume growth during 2010.  International sales grew on a constant currency basis across all product lines and geographic areas.  Solid pharmaceutical sales growth across all geographic areas, particularly from our infection/inflammation products and our glaucoma franchise, and the sales growth in emerging markets were the main contributors to this performance.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. were 0.1 percentage points of the growth.

				Foreign	Change in
				Currency	Constant
GLOBAL PRODUCT SALES	2010	2009	Change	Change	Currency (a)
	(in millions, except percentages)

Infection/inflammation	$980	$829	18.2%	0.6%	17.6%
Glaucoma	1,277	1,121	13.9	0.8	13.1
Allergy	539	486	10.9	1.0	9.9
Otic/nasal	409	355	15.2	0.3	14.9
Other pharmaceuticals/rebates	(139)	(114)	*	*	*

Total Pharmaceutical	3,066	2,677	14.5	0.8	13.7

Intraocular lenses	1,208	1,133	6.6	1.7	4.9
Cataract/vitreoretinal/other	1,895	1,759	7.7	1.4	6.3
Refractive	117	105	11.4	--	11.4

Total Surgical	3,220	2,997	7.4	1.4	6.0

Contact lens disinfectants	471	448	5.1	1.8	3.3
Artificial tears	333	283	17.7	2.2	15.5
Other	89	94	(5.3)	2.1	(7.4)

Total Consumer Eye Care	893	825	8.2	1.9	6.3

Total Global Sales	$7,179	$6,499	10.5	1.3	9.2

*	Not Meaningful
See (a) on previous table.

Pharmaceutical

Global sales of our pharmaceutical products grew 14.5% during 2010.  The effect of favorable exchange rates increased global sales of our pharmaceutical products 0.8%.  Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 13.7%.  Sales of key products in all major therapeutic categories reflected volume gains and share growth.

Our prostaglandin family of glaucoma products includes TRAVATAN® ophthalmic solution, TRAVATAN Z® ophthalmic solution and DuoTrav® ophthalmic solution.  Combined sales of our family of TRAVATAN® products grew 12.2% for the year ended December 31, 2010, reflecting volume growth and price increases.  During the year ended December 31, 2010, Azopt® ophthalmic suspension, the Company's topical anhydrase inhibitor, and AZARGA® ophthalmic suspension, a combination formulation of brinzolamide and timolol, posted a 15.8% combined sales increase as a result of market share gains for Azopt® and increasing acceptance of AZARGA® by physicians.

Sales of Vigamox ®ophthalmic solution, our leading fluoroquinolone anti-infective drug, increased 15.5% (14.6% excluding the 0.9% positive effect of foreign exchange fluctuations) compared to 2009, reflecting U.S. price increases and volume growth in the International business segment.  (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.)  NEVANAC® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery.  Sales of NEVANAC® grew 41.2% in the year ended December 31, 2010 over the prior year, due to market share gains, price increases and new product registrations outside the United States.  Sales of DUREZOL® ophthalmic steroid subsequent to the March 2010 asset acquisition provided 3.2 percentage points of the growth in sales of infection and inflammation products.

Pursuant to a prior legal settlement, a competitor to Alcon launched a generic version of Alcon's branded TobraDex® ophthalmic suspension in the United States on January 1, 2009.  Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of TobraDex® ophthalmic suspension on January 2, 2009.  During the year ended December 31, 2010, combined sales of TobraDex® ophthalmic suspension and Falcon's generic version of TobraDex® increased 3.7% globally, including the 2010 rollout of  TobraDex®ST ophthalmic suspension in the United States, over the same period of 2009.

Global sales of our leading allergy products, Patanol® and Pataday™ ophthalmic solutions, grew 11.8% in the year ended December 31, 2010.  Sales of our allergy products benefited from severe spring and fall allergy seasons in the United States during the second and fourth quarters of 2010.

Sales of otic/nasal products increased 15.2% in the year ended December 31, 2010 over 2009.  Sales of CIPRODEX® otic suspension were positively influenced by price increases and volume growth from increased demand due to a severe ear infection season.  (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.)  Patanase® nasal spray continued to gain market share in 2010.

Pharmaceuticals rebates grew for the year ended December 31, 2010, compared to 2009, due to increased statutory rebate levels related to the U.S. healthcare reform legislation, increasing utilization of U.S. government programs and higher commercial rebates.  As a result of healthcare reform legislation in the United States, we recognized provisions totaling approximately $20 million for additional rebates primarily related to Medicaid.

Surgical

Global sales of our surgical products grew 7.4% to $3,220 million in the year ended December 31, 2010, compared to 2009.  The effect of favorable exchange rates increased global sales of our surgical products 1.4%.  Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 6.0%.  Higher sales of intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for most of the constant currency growth.

Sales of intraocular lenses increased 6.6% in the year ended December 31, 2010 over 2009.  Excluding the 1.7% positive effect of foreign exchange fluctuations, intraocular lens sales would have increased 4.9%.  Global sales of our advanced technology lenses, such as the AcrySof® ReSTOR® and the AcrySof® Toric, increased 21.4% in the year ended December 31, 2010 and would have grown 19.7% without the 1.7% favorable effect of foreign exchange fluctuations.  Sales of our advanced technology lenses rose with increased adoption by surgeons of the AcrySof® Toric intraocular lens that corrects pre-existing astigmatism and volume gains for the AcrySof® ReSTOR® multifocal intraocular lens that corrects presbyopia.

Alcon received the European CE Mark of approval for the AcrySof® IQ ReSTOR® Toric intraocular lens during the second quarter of 2010.  This lens was introduced to ophthalmologists at the European Society of Cataract and Refractive Surgeons meeting in Paris, France, and became available in the final quarter of 2010 in many major markets that recognize the CE Mark.  The Company plans to file a Pre-Market Application ("PMA") for this lens with the FDA in early 2012.

Solid constant currency sales growth came from most other major product categories within the cataract and vitreoretinal segments.  Sales of these surgical products grew somewhat faster on a constant currency basis in the International business segment due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and market share growth.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. provided 0.7 percentage points of the sales growth in this category.

The increase in refractive sales for the year ended December 31, 2010 reflected global share growth.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, rose 8.2% to $893 million in the year ended December 31, 2010, compared to $825 million in 2009.  The effect of favorable exchange rates increased global sales of our consumer eye care products 1.9%.  Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have grown 6.3% over the prior year.

Sales of our contact lens disinfectants climbed 5.1% in the year ended December 31, 2010 compared to 2009, mostly as a result of volume growth.  The impact of foreign exchange fluctuations increased sales of contact lens disinfectants by 1.8%.

Sales of our artificial tears products grew 17.7% over 2009.  Excluding the 2.2% effect of foreign exchange fluctuations, sales of our artificial tears products would have improved 15.5%, primarily from volume growth in both the United States and International business segments.  Market share growth of the Systane® family of lubricant eye drops drove this performance.

Sales of our other consumer eye care products declined by 5.3% to $89 million in the year ended December 31, 2010 from $94 million in 2009.  Excluding the 2.1% effect of foreign exchange fluctuations, sales of our other consumer eye care products would have decreased 7.4%.  The constant currency decrease reflected growth in retailer and coupon discounts on consumer eye products.

Gross Profit

Gross profit increased 12.7% to $5,504 million in the year ended December 31, 2010 from $4,885 million in 2009.  Gross profit increased as a percent of sales to 76.7% in the year ended December 31, 2010 from 75.2% in 2009.

During the year ended December 31, 2010, advancements in our sales reporting system permitted us to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 million addition to gross profit during the first quarter of 2010.  The remaining gross profit margin reflected differences in foreign currency exchange rates, the effects of price increases in the United States, expiration of a royalty agreement lapping the $3 million of severance charges for the first quarter of 2009 and improvements in product sales mix, which were offset somewhat by increased rebates from the enactment of U.S. healthcare reform legislation.

Operating Expenses

Selling, general and administrative expenses increased 7.0% to $2,070 million in the year ended December 31, 2010 from $1,935 million in 2009, primarily due to foreign exchange impacts and bad debt provisions in Europe, which were partially offset by lapping the 2009 charges for a reduction in force.  In 2009, we experienced in-period costs of $10 million for a reduction in workforce.  Selling, general and administrative expenses decreased as a percentage of sales to 28.8% from 29.8% in 2009.  Although these expenses rose in 2010, disciplined cost management controlled their increase to levels below sales growth.

Research and development expenses increased 12.3% to $747 million (or 10.4% of sales) in the year ended December 31, 2010 from $665 million (or 10.2% of sales) in 2009.  The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines.  The 2009 expense included $6 million of in-period costs for reductions in workforce.  The increase in research and development expenses included operations of our ESBATech biotech laboratories, acquired in September 2009, and our LenSx® laser development, acquired in August 2010.

Amortization of intangibles increased to $60 million in the year ended December 31, 2010, from $24 million in 2009.  The increase arose from amortization of licenses and technology related to ESBATech, acquired in September 2009, and other acquisitions and asset purchases in 2010.

Other operating expenses of $152 million for the year ended December 31, 2010 represented costs related to the change of majority ownership arising from Novartis's purchase of its majority interest in Alcon from Nestlé on August 25, 2010, as discussed in note 16 to the condensed consolidated financial statements, and legal and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal.  The change of control accelerated the recognition of certain compensation expenses, including pension ($97 million) and share-based payments ($8 million).

Operating Income

Operating income increased 9.5% to $2,475 million in the year ended December 31, 2010 from $2,261 million in 2009.  The improvement in 2010 reflected the sales growth, the change in estimating royalties, lapping the 2009 charges for a reduction in force, disciplined cost management discussed above and foreign currency exchange fluctuations.  These were offset somewhat by increases in amortization, effects of the U.S. healthcare reform legislation and the change of majority ownership costs mentioned above.

Alcon United States business segment operating income increased 13.9% to $1,896 million, or 59.7% of sales, in the year ended December 31, 2010 from $1,664 million, or 57.1% of sales, in 2009.  Operating income as a percent of sales improved in 2010 as a result of sales volume growth, price increases, change in the estimating of royalties and disciplined cost management.

Alcon International business segment operating income increased 14.7% to $1,728 million, or 43.2% of sales, in the year ended December 31, 2010 from $1,507 million, or 42.0% of sales in 2009.  In 2010, the operating income margin improved as a result of sales growth, foreign exchange fluctuations, and improved gross margin.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.  Other operating expenses related to the change in majority ownership and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal were included in other general corporate expenses.

Interest and Other Income (Expenses)

Interest income fell 37.0% to $29 million in the year ended December 31, 2010 from $46 million in 2009, primarily as a result of lower short term interest rates, partially offset by higher average balances of cash and cash equivalents in 2010.  Interest expense decreased 43.8% to $9 million in the year ended December 31, 2010 from $16 million in 2009, resulting from decreased borrowings and slightly lower interest rates.

Other, net, included gains (losses) on investments for the year ended December 31, 2010 and 2009 as follows:

	Years ended December 31,
	2010	2009
	(in millions)
Realized gains (losses) on sale of investments	$30	$(49)
Unrealized gains (losses) on investments classified as trading securities	6	76
Other	(1)	(2)

Total	$35	$25

Alcon and its subsidiaries invest cash generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  Despite the significant weighting to cash, the Company does have material exposure to fixed income securities.  Investment gains during the year ended December 31, 2010 reflected the liquidation of the Company's remaining positions in a bank loans fund, a mortgage-backed securities fund and equities.

The Company had material exposure during the first half of 2009 to the following investment markets:  fixed income securities, hedge funds, senior secured bank loans funds, equities and real estate investment trusts.  The Company sold its investments in real estate investment trusts, a portion of its fixed income securities and a portion of the senior secured bank loans funds portfolio in the first quarter of 2009.  The realized losses on sale of investments in the year ended December 31, 2009 reflected the sale of these instruments, for which the majority of the losses were recognized as unrealized losses on trading securities during fiscal year 2008.  The Company also requested redemption of its investments in hedge funds in 2009 and the balance in hedge funds has declined to $6 million at December 31, 2010.

Income Tax Expense

Income tax expense increased to $317 million in the year ended 2010 from $306 million in 2009.  The effective tax rate was 12.5% in the year ended December 31, 2010, compared to 13.2% in 2009.

The lower effective tax rate for the year ended December 31, 2010 reflected differences in product and geographic earnings mix and period benefits related to change of majority ownership charges, progression on prior year audits and reserve releases from the expiration of statutes of limitations.  These were offset by a $25 million tax charge from the newly enacted provisions of U.S. healthcare reform laws (discussed above).

Net Earnings

Net earnings increased 10.1% to $2,210 million in the year ended December 31, 2010 from $2,007 million in 2009.  This increase resulted from 2010 sales growth, the change in estimating royalties, disciplined cost management, the costs recognized in 2009 for the reduction in workforce and improved financial investment returns.  Together they exceeded the costs related to the U.S. healthcare reform legislation, the change of majority ownership and the Alcon board's evaluation of Novartis's merger proposal.

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
See (a) on previous sales table.

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

Sales growth for our glaucoma products came both from inside and outside the United States with a larger contribution from the international markets.  Even including the negative effects of foreign exchange, combined sales of our family of TRAVATAN® products grew 20.7% for the year ended December 31, 2009 over 2008.  During the year ended December 31, 2009, Azopt® and AZARGA®, a combined formulation that was introduced in Europe subsequent to its approval in late 2008, posted a 15.6% combined sales increase.

Despite some contraction in the U.S. market, global sales of Vigamox® increased 8.7%, reflecting volume growth and price increases.  Sales of NEVANAC® grew 19.6% in 2009 due to increased use of NSAIDs after cataract surgery, price increases, market share gains and launches in additional countries.

Pursuant to a prior legal settlement, a competitor to Alcon launched a generic version of Alcon's branded TobraDex® ophthalmic suspension in the United States on January 1, 2009.  Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of TobraDex® ophthalmic suspension on January 2, 2009.  A U.S. patent related to TobraDex® expired in September 2009.  During the year ended December 31, 2009, the combined sales of TobraDex® ophthalmic suspension and Falcon's generic version of TobraDex® decreased 35.9% globally, primarily within the United States, from 2008.

Despite contraction in the U.S. allergy market, global sales of our leading allergy products, Patanol® and Pataday™ grew 5.5% for the year ended December 31, 2009 over 2008.  Pataday™ continued to achieve market share gains in the U.S. ocular allergy market in 2009.  The increase in sales reflected volume growth outside the United States, driven by market share gains and a strong allergy season in Japan, and price growth in the United States.  A contraction in the U.S. allergy market during 2009 was partially offset by expanded market share.

Sales of otic/nasal products increased 12.3% in the year ended December 31, 2009 over 2008, despite contraction in the market for otic products.  Market share gains and price increases positively influenced sales of CIPRODEX®.  In addition, Patanase® gained market share in 2009 subsequent to its 2008 U.S. launch after FDA approval in April 2008.  Patanase® is indicated for patients 6 years of age or older for the relief of seasonal allergic rhinitis.

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

Sales of intraocular lenses increased 5.6% in the year ended December 31, 2009 over the prior year.  Excluding the 3.3% negative effect of foreign exchange fluctuations, intraocular lens sales would have increased 8.9%.  Global sales of our advanced technology lenses, the AcrySof® ReSTOR® and the AcrySof® Toric, increased 29.3% in the year ended December 31, 2009 and would have grown 32.4% without the 3.1% negative effect of foreign exchange fluctuations.

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

Sales of our artificial tears products grew 4.0% over 2008.  Higher sales of our Systane® products accounted for most of the growth.  More than half of the sales growth for Systane® and Systane® Ultra lubricant eye drops came from the United States reflecting market share gains.  In July 2008, we launched Systane® Ultra in the United States.

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

Alcon and its subsidiaries invest cash flow generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  The Company's long term liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments with appropriate durations and expected returns.  Despite the significant weighting to cash, the Company had material exposure to the following investment markets:  fixed income securities, a senior secured bank loans fund and equities.  The realized and unrealized gains and losses on investments in the year ended December 31, 2009 reflected the volatility in the public markets in line with market indices.

Income Taxes

In the year ended December 31, 2009, the Company recognized net income tax expense totaling $306 million compared to income tax expense of $36 million in 2008.  During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company's subsidiary responsible for the Company's refractive research and manufacturing activities prior to November 2007.  As a result of this agreement, the Company recognized tax benefits in 2008 totaling $236 million related to losses on the value of this investment.

In the year ended December 31, 2009, increased income tax expense included a net increase of $22 million for period items related to audit settlements, advance pricing agreement negotiations, recent case law, the elimination of net operating loss carryforwards, lapses of statutes of limitation and other minor items.  The Company continued to recognize Swiss tax benefits associated with the expansion of the Company's global administration operations.

The net tax expense for the year ended December 31, 2008 reflected the combined effects of (i) a net reduction of $271 million for period items described below, (ii) product and geographic earnings mix and (iii) the Swiss tax benefits associated with the expansion of the Company's global administration operations.  The reduction for period items includes (i) a reduction of $236 million for losses associated with the Company's Pre-Filing Agreement with the U.S. Internal Revenue Service related to losses associated with the Company's investment in Summit Autonomous, Inc. described above and (ii) reductions related to the progress on audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.

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

Sales by Quarter

The following table sets forth our sales by quarter for the last three years.

	Unaudited
	2010	2009	2008
	(in millions)

First	$1,721	$1,493	$1,536
Second	1,886	1,677	1,736
Third	1,760	1,614	1,524
Fourth	1,812	1,715	1,498

Total	$7,179	$6,499	$6,294

Our quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At December 31, 2010, the Company reported cash and cash equivalents of $2,525 million, total short term borrowings and debt of $399 million and consolidated shareholders' equity of $7,252 million.  As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

The Company continued to generate significant cash flow from operations in 2010 and used $306 million to repay short term debt.  In addition, the Company used $1,037 million to pay dividends on common shares and $33 million to purchase treasury shares, as discussed below.  Acquisitions and financing activities led to a decrease of $482 million in cash and cash equivalents at December 31, 2010 from the prior year.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  The assets of the trust are restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.  The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants upon the change of control (discussed in note 16 to the consolidated financial statements).  Based on actuarially determined pension benefit projections and market conditions, the Company contributed $152 million during the third quarter of 2010 to satisfy this requirement.  The assets of the trust were primarily the cash surrender value ($279 million as of December 31, 2010) of company owned life insurance policies purchased from a related captive insurance company subsidiary and cash equivalents ($152 million as of December 31, 2010).

Withholding taxes of approximately $107 million have not been provided on approximately $2,133 million of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.  Taxes of approximately $17 million have not been provided on temporary differences of approximately $212 million for permanent investments in certain subsidiaries that will be taxable upon liquidation.  Management believes that investing indefinitely in these operations will not adversely affect the Company's ability to meet its current and long term working capital and liquidity needs.

In order to receive an expedited return in 2009 of assets held by Lehman Brothers International (Europe) (in administration) as discussed in note 14 to the consolidated financial statements, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Cash Flows

During the year ended December 31, 2010, the Company generated operating cash flow of $2,375 million, compared to $2,416 million in 2009.  The decrease primarily reflected the Company's working capital requirements.

The operating cash flow was used for payment of dividends on common shares, the purchase of Alcon common shares, the repayment of short term borrowings, acquisitions and capital expenditures, including improvements and upgrades to our manufacturing plants and certain other facilities.

Financing Activities

During the year ended December 31, 2010, short term borrowings decreased by $270 million.  Our short term borrowings are discussed more fully under "Credit Facilities and Debt" below.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares, to, among other things, satisfy the exercise of equity awards granted to employees that became or are scheduled to become exercisable in 2007 through 2012.  To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings.  Through December 31, 2010, we cumulatively have purchased approximately 25.6 million Alcon common shares (including approximately 207,000 shares in 2010) for $2,740 million (including $33 million in 2010).

In December 2008, as a result of the agreement between Novartis and Nestlé discussed in note 16 to the consolidated financial statements, the Company discontinued the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company continues to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2006 and 2005, as well as for share-based awards granted after December 31, 2007.  In February 2010, approximately 1.3 million share-settled stock appreciation rights and approximately 168,000 stock options granted to employees in 2007 became exercisable.  In connection with the change in control, on August 25, 2010, almost 1.0 million employee share-settled stock appreciation rights and approximately 145,000 employee stock options became exercisable.  In addition, over 1,000 restricted shares and approximately 234,000 restricted share units vested at that time.  During 2010, approximately 2.4 million options were exercised, providing proceeds of $169 million to the Company, and more than 1.5 million share-settled stock appreciation rights were exercised.

In June 2010, we paid our shareholders cash dividends of $1,037 million (CHF 3.95 per common share, or approximately $3.44 per common share).  The merger agreement with Novartis dated December 14, 2010 precludes the payment of dividends by Alcon.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2010 and 2009 was $1,705 million and $390 million, respectively.  The Company increased its investing activities in 2010 through two acquisitions, the purchase of intangible assets and adjustments to the investment portfolio.  In 2010, more cash was used to acquire financial investments than in 2009, as certain adjustments were made in the investment portfolio.  Capital expenditures decreased slightly in 2010, when compared to 2009, but the decrease was more than offset by purchases of intangible assets.

Our annual capital expenditures over the last three years were $309 million in 2010, $342 million in 2009 and $302 million in 2008, principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.  In 2010, capital expenditures were made to add manufacturing capacity and upgrades to our Fort Worth, Texas, Puurs, Belgium, Huntington, West Virginia, Cork, Ireland, Kaysersberg, France, Houston, Texas, and Sinking Spring, Pennsylvania, manufacturing facilities and to continue construction of a new manufacturing plant in Singapore.  In 2009, we broke ground to build the facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia.  We plan for the 331,000 square foot facility to be fully functional in 2012.  Capital expenditures in 2010 were also made to upgrade and expand our research and development facilities and administrative facilities in Fort Worth and in Zurich, Switzerland (ESBATech).

We had capital expenditure commitments of $53 million at December 31, 2010.  We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

In January 2010, we acquired Optonol, Ltd., a medical device company that develops, manufactures and markets novel miniature surgical implants used to lower intraocular pressure in patients with glaucoma.  With this acquisition, Alcon acquired Optonol's EX-PRESS® glaucoma filtration device.  This medical device will complement Alcon's pharmaceutical products that lower intraocular pressure in patients with glaucoma and ocular hypertension, and will be additive to the Company's growth opportunities.

The device is currently reimbursed in the U.S by Medicare and other payors, and it is also approved and currently marketed in Europe, Canada, Australia and several other countries.  Because the product is already approved in the United States and other major markets, it began contributing commercially in the first quarter of 2010.

In the first quarter of 2010, we also purchased certain intangible assets.  The intangible assets included the technology and licenses to manufacture, market and sell DUREZOL® ophthalmic steroid for post-surgical ocular pain and inflammation.

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc.  LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complementary technology in cataract surgery.  LenSx's laser enables surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including anterior capsulorhexis, phacofragmentation and the creation of certain corneal incisions.  Without this technology, these steps must be performed manually with hand-held surgical instruments.

The Company paid $367 million in cash at closing to LenSx® shareholders for their shares.  The acquisition also provides for maximum contingent payments of $383 million based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.

During 2010, although we sold portions of our investments receiving proceeds of $2,149 million, we added to our financial portfolio, investing $2,881 million.  Total investments (short term and long term) were included in the consolidated balance sheets at a fair value of $1,287 million as of December 31, 2010, as compared with $552 million as of December 31, 2009.  These investments were primarily denominated in U.S. dollars.  The Company has invested in mostly debt investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters.  More information on our investments is provided in notes 4 and 5 to the consolidated financial statements.

Contractual Obligations

	Payments Due by Period
		1 Year	2-3	4-5	More than
	Total	or Less	Years	Years	5 Years
	(in millions)
Long term debt	$62	$62	$--	$--	$--
Operating leases	280	67	87	45	81
Purchase obligations	76	41	30	3	2
Income tax liabilities	77	1	76	--	--
Other long term liabilities	920	85	189	152	494
Total contractual obligations	$1,415	$256	$382	$200	$577

During the year ended December 31, 2010, we increased net unrecognized tax benefits by $1 million, resulting in net unrecognized tax benefits of $77 million at December 31, 2010.  Total unrecognized tax benefits for which payments were expected within one year were $1 million.  A reasonably reliable estimate of the timing of future payments relating to noncurrent unrecognized tax benefits could not be determined.

Additional information about the amounts included in the above table was provided in notes 3, 5, 8, 9, 13, 15, 17 and 18 to the consolidated financial statements.

Off-Balance Sheet Arrangements

The Company has obligations under certain guarantees, letters of credit, indemnifications and other contracts that contingently require the Company to make payments to guaranteed parties upon the occurrence of specified events.  The Company believes that any payments required under these contingencies would not pose potential material risk to the Company's future liquidity, capital resources and financial condition.  See the notes to the consolidated financial statements for further descriptions and discussions regarding the Company's obligations.

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

These arrangements are not individually material to the Company's future liquidity, capital resources and financial condition.  However, if milestones for multiple products covered by such arrangements would happen to be reached in the same accounting period, the aggregate charge to expense could be material to the results of operations in any one period.  These arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the potential product successfully achieves clinical testing objectives.

Capital Resources

We expect to meet our current working capital and liquidity needs principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows, the liquidation of short term investments and, to the extent necessary, issuance of short term or long term debt.  We believe this combination would be sufficient to meet our liquidity requirements, even if our sales were adversely affected as compared to expectations.

Credit Facilities and Debt

During 2010, the Company repaid and terminated its commercial paper facility.  An Alcon subsidiary had an available commitment of $12 million under an unsecured line of credit with a subsidiary of Novartis; at December 31, 2010, $4 million was outstanding under this credit facility.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $845 million under which there was an aggregate outstanding balance of $333 million at December 31, 2010.  These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits:  Citibank ($395 million); Mitsui-Sumitomo Bank ($105 million); Mizuho Bank ($99 million); and Bank of Tokyo – Mitsubishi UFJ ($61 million).  Most of the credit facilities have terms of less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 2.5% at December 31, 2010.

As of December 31, 2010, the Company had a bank loan for Japanese yen 5.0 billion ($62 million) maturing in January 2011 arranged by ABN AMRO for our subsidiary in Japan.  The balance of the loan was repaid in January 2011.

Valuation of Financial Instruments

The Fair Value Measurements and Disclosures Topic of the Accounting Standards Codification ("ASC") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds primarily in liquid, short term high-quality fixed income investments.  The investments are held at a global custodian and priced using the custodian's pricing matrix, which primarily includes broker/dealer quotes in active markets.  The pricing on these securities has not been adjusted by the Company.  We have reviewed our global custodian's pricing source hierarchy, which details the preferred pricing source and method for each asset class.  Due to the nature of the pricing sources, the Company has classified these investments as Level 2.

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

As discussed in note 5 to the consolidated financial statements, in connection with certain acquisitions, the Company agreed to potential contingent payments, with estimated fair values totaling $160 million, upon the achievement of certain future research and development milestones and/or certain revenue objectives.  These contingent liability payments were classified as Level 3 under the fair value hierarchy and were valued using discounted probability weighted cash flow models.   The sensitivities of the estimates to the assumed probabilities are discussed in that same note.

The Company's financial assets and liabilities presented at fair value and categorized as Level 3 as of December 31, 2010 and 2009 were summarized in the table presented below:

	December 31,	December 31,
	2010	2009
	(in millions)

Level 3 assets	$6	$22

Total assets	$10,073	$8,686

Total financial assets measured at fair value	$1,287	$559

Level 3 assets as a percent of total assets	Less than 1%	Less than 1%
Level 3 assets as a percent of total financial assets measured at
fair value	Less than 1%	4%

Level 3 liabilities	$160	$71

Total liabilities	$2,821	$2,781

Total financial liabilities measured at fair value (including short term
borrowings)	$571	$736

Level 3 liabilities as a percent of total liabilities	6%	3%
Level 3 liabilities as a percent of total financial liabilities measured
at fair value	28%	10%

For a further discussion regarding the measurement of financial instruments, see note 5 to the consolidated financial statements.

Market Risk

Interest Rate Risks

We are exposed to interest rate risks through short term floating rate investments that exceed our short term floating rate loans.  Rising interest rates will increase net interest income, while falling rates will reduce it.  We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 16% of the outstanding balance of our gross accounts receivable; however, no single customer accounted for more than 10% of the Company's consolidated sales in the year ended December 31, 2010.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 24 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk.  This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

In certain countries in the European Union, many of our government customers have significantly delayed payment of amounts owed to us for their purchase of our products.  This has increased our exposure to credit risk in these countries.  We regularly review these risks and take appropriate actions related to them.

We have significant outstanding receivable balances that are dependent upon either direct or indirect payment by various governmental entities across the world.  The ultimate payment of these receivables is dependent on the ability of these governments to maintain liquidity primarily through borrowing capacity, particularly in the European Union.  If certain governments are not able to maintain access to liquidity through borrowing capacity, the ultimate payment of their respective portion of these outstanding receivables could be at risk and impact profits and cash flow.

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

New Accounting Standards

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2009-13, "Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force."  This update provides amendments to ASC Topic 605, "Revenue Recognition" to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The Company does not expect this update to have any impact on the Company's consolidated financial statements upon adoption on January 1, 2011.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements."  This update provides amendments to ASC Topic 820-10, "Fair Value Measurements and Disclosures" by requiring additional disclosures regarding financial instruments.  The update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company implemented the applicable portions of this update in 2010 and does not expect the remaining provisions of this update to have a significant impact on the Company's consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update No. 2010-20, "Disclosures about the credit quality of Financing Receivables and the Allowance for Credit Losses."  This update amends ASC Topic 825, "Accounting for Financial Instruments" by requiring additional disclosures regarding financing receivables.  The update is effective for interim and annual reporting periods beginning after December 15, 2010.  The Company does not expect this update to have any impact on the Company's consolidated financial statements upon adoption on January 1, 2011.

In December 2010, the FASB issued Accounting Standards Update No. 2010-27, "Fees Paid to the Federal Government by Pharmaceutical Manufacturers."  This update responded to certain provisions in the "Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Reconciliation Act".  The update is effective for calendar years beginning after December 31, 2010.  There were no applicable fees incurred in 2010.  In accordance with the guidance, applicable fees in 2011 will be recognized in operating expenses.  See further discussion of these fees in this Item 5, under "U.S. Healthcare Reform."
ITEM 6.                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Below is information with respect to our current directors and officers and their ages as of February 1, 2011.  Unless otherwise indicated, the business address of all of our directors and officers is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland.

Name	Age	Title

Daniel Vasella, M.D.	57	Chairman and Director
Cary R. Rayment	63	Vice Chairman and Director
Kevin J. Buehler	53	President, Chief Executive Officer and Director
Urs Bärlocher, Ph.D.	68	Director
Paul Choffat, Ph.D.	61	Director
Lodewijk J.R. de Vink	65	Director
Joan W. Miller, M.D.	52	Director
Thomas G. Plaskett	67	Director
Jacques Seydoux, M.D.	59	Director
Enrico Vanni, Ph.D.	59	Director
Norman Walker	58	Director
Patrick Bachmann	43	Attorney-in-Fact (Prokurist)
Stefan Basler	56	Attorney-in-Fact (Prokurist)
Joanne Beck	53	General Manager (Direktor)
Wes Brazell	44	Attorney-in-Fact (Prokurist)
Robert Karsunky	48	Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer
Elaine E. Whitbeck	56	General Counsel and Corporate Secretary

Effective with the change of majority ownership on August 25, 2010, Werner Bauer, Paul Bulcke, Francisco Castañer, James Singh and Herman Wirz resigned from our board of directors.

Effective November 1, 2010, Robert Karsunky was appointed as Senior Vice President, Finance, Chief Financial Officer, and Corporate Strategy Officer of Alcon, Inc.  Mr. Karsunky succeeded Richard J. Croarkin who served in that role since August 2007.

Alcon entered into a service agreement with Cary Rayment commencing April 1, 2009 under which he served as a director and the non-executive chairman of the board.  Effective October 24, 2010, Cary Rayment ceded his chairman position and the board appointed Daniel Vasella as chairman and Mr. Rayment as vice chairman of the board.

Directors

Daniel Vasella, M.D.  Dr. Vasella is the chairman of the board for Alcon, Inc.  He was appointed to this position on October 24, 2010.  Dr. Vasella joined the Alcon, Inc. board in July 2008.  He served 14 years as Chief Executive Officer and 11 years as Chairman and Chief Executive Officer of Novartis AG.  The board of directors of Novartis accepted Dr. Vasella's proposal to complete the Chief Executive Officer succession process by appointing Joe Jimenez as Novartis's Chief Executive Officer as of February 1, 2010.  Dr. Vasella continues in his role as Chairman of the Board of Novartis concentrating on strategic priorities.  After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the United States in 1988.  From 1993 to 1995, Dr. Vasella advanced from Head of Corporate Marketing to Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd.  In 1995 and 1996, Dr. Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd.  Dr. Vasella is a member of the board of directors of PepsiCo, Inc., United States.

Cary R. Rayment.  Mr. Rayment has been the vice chairman of the board for Alcon, Inc. since October 24, 2010.  Following his retirement as President and Chief Executive Officer on April 1, 2009, he served in the role as non-executive chairman and director of Alcon, Inc. until October 24, 2010.  He also served as Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. from October 1, 2004 to March 31, 2009.  Prior to these promotions, Mr. Rayment served as Senior Vice President, Alcon United States from 2001 to 2004 (adding responsibility for Alcon Japan in 2004); Vice President and General Manager, Surgical, and Area Vice President Japan in 2000; Vice President, International Marketing & Area Vice President Japan from 1997-1999; Vice President and General Manager, Managed Care in 1996; Vice President and General Manager, U.S. Surgical Products from 1991-1995; and Vice President Marketing, Surgical Products from 1989-1990.  Mr. Rayment joined Alcon in 1989, following the acquisition of CooperVision, Inc. where his position had been Vice President of Marketing.

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

Urs Bärlocher, Ph.D.  Dr. Bärlocher joined the Alcon, Inc. board in August 2010.  He earned his J.D. from the University of Basel and was admitted to the bar in 1970.  After working as a tax lawyer, he joined Sandoz Ltd., Basel, Switzerland, in 1973.  After the formation of Novartis, Basel, Switzerland, in 1996, he was appointed Head of Legal, Tax and Insurance.  From 1999 until 2005, he served as General Counsel and Head of General Affairs and thereafter, until his retirement in summer 2007, he served as Head of Legal and Tax Affairs of the Novartis Group.  He is currently a member of the board of directors of Habasit AG, Habasit Holding AG and Victoria-Jungfrau Collection AG, as well as vice president of the Windler Foundation.

Paul Choffat, Ph.D.  Dr. Choffat joined the Alcon, Inc. board in August 2010.  He holds a J.D. from the University of Lausanne, Switzerland, and an M.B.A. from the International Institute for Management Development (IMD) in Lausanne, Switzerland.  He started his professional career with Nestlé in Zurich, Switzerland, and London, UK.  From 1981 to 1985, he was project manager at McKinsey & Company in Zurich.  He held a number of senior positions at Landis & Gyr in Zug, Switzerland, before he moved to Von Roll in Gerlafingen as CEO.  He joined Sandoz Ltd., Basel, Switzerland, in 1995.  During the merger which created Novartis, he headed the Integration Office.  In 1996, he returned to line management as CEO of Fotolabo SA, Montpreveyres-sur-Lausanne, Switzerland, where he remained for three years before becoming an entrepreneur and private investor in 1999.  From 2002 to April 2007, Dr. Choffat served as Head of Novartis Consumer Health.  He is currently a member of the board of directors of HSBC Private Bank (Suisse) SA and de Rham SA.

Lodewijk J.R. de Vink.  Mr. de Vink joined the Alcon, Inc. board in March 2002.  Mr. de Vink has served as Founding Partner of Blackstone Health Care Partners since April 2003.  Prior to that, he was Chairman, International Health Care Partners from November 2002 to 2003, and Chairman, Global Health Care Partners, Credit Suisse First Boston, from November 2000 to September 2002.  Mr. de Vink was formerly Chairman, President and CEO of Warner-Lambert Company.  He joined Warner-Lambert as President of International Operations in 1988, was elected President in 1991, and then Chairman and CEO in May 1999.  Before Warner-Lambert, Mr. de Vink spent twenty years at Schering-Plough where he held many international assignments, leaving there as President of Schering International.  Mr. de Vink is a member of the board of directors of Roche Holding AG and Flamel Technologies S.A.  Mr. de Vink is also a member of the European Advisory Council, Rothschild & Cie, as well as a member of Sotheby's International Advisory Board.

Joan W. Miller, M.D.  Dr. Miller joined the Alcon, Inc. board in May 2009.  Dr. Miller is Chief and Chair of Ophthalmology and Henry Willard Williams Professor of Ophthalmology at the Massachusetts Eye and Ear Infirmary, Massachusetts General Hospital and Harvard Medical School.  Dr. Miller's research interests are focused on ocular neovascularization, particularly as it relates to macular degeneration and diabetic retinopathy, including the role of growth factors, the development of antiangiogenic therapy, and photodynamic therapy.  Dr. Miller has received numerous awards, including the Rosenthal Award, Don Gass Medal and the Henkind Lecture of the Macula Society, the Retina Research Award from the Club Jules Gonin, the Founders Award of ASRS (American Society of Retina Specialists), the Alcon Research Institute Award and the Suzanne Veronneau-Troutman Award.  Dr. Miller's professional affiliations include American Academy of Ophthalmology, Association for Research in Vision and Ophthalmology, Inc. (ARVO) and the New England Ophthalmological Society (NEOS).

Thomas G. Plaskett.  Mr. Plaskett joined the Alcon, Inc. board in May 2003.  In September 2003, the board affirmed Mr. Plaskett as the "audit committee financial expert."  Since 1991, Mr. Plaskett has served as Chairman of Fox Run Capital Associates, a private consulting firm, focusing on financial advisory and consulting services for emerging companies. Previously, he was Chairman, President and Chief Executive Officer of Pan Am Corporation from 1988 to 1991, and President and Chief Executive Officer of Continental Airlines from 1986 to 1987.  Also, during the period from 1974 to 1986, he held several senior management positions at American Airlines and AMR Corporation, including Senior Vice President of Marketing and Senior Vice President of Finance and Chief Financial Officer.  He also was Vice-Chairman of Legend Airlines from 1996 to 2000.  Mr. Plaskett is a director of RadioShack Corporation; director of Signet Jewelers, Ltd.; and a director of several privately held companies.

Jacques Seydoux, M.D.  Dr. Seydoux joined the Alcon, Inc. board in August 2010.  He graduated with an M.D. from the University of Berne, Switzerland, in 1979.  After holding a number of medical positions, he was appointed medical director and chair of the department of Obstetrics and Gynecology of the Regional Hospital of Delémont, Switzerland, in 1998.  After the merger of the regional hospitals of Delémont and Porrentruy that created the State Hospital of Jura in 2004, he was named medical director and chair of the department of Obstetrics and Gynecology Service.  He is a member of numerous professional associations such as vice president of the Swiss National Obstetrics and Gynecology Society, president of the Groupment Romand de la Société Suisse Gyn/Ob, and member of the European Society for Gyn Endoscopy, the American Gynecological and Obstetrical Society, the Society of Obstetrics and Gynecology of Canada as well as of the North American Menopause Society.

Enrico Vanni, Ph.D.  Dr. Vanni joined the Alcon, Inc. board in August 2010.  He is a chemical engineer graduated from the Federal Polytechnic School of Lausanne, Switzerland and holds a Ph.D. (Doctorate in Science) from the University of Lausanne.  His background also includes an MBA from INSEAD in Fontainebleau, France.  He started his career in 1977 with IBM in San Jose, California, and after his MBA in 1980, joined McKinsey & Company in Zurich, Switzerland.  He managed the Geneva Office from 1988 to 2004.  His consulting activities mostly covered companies in the pharmaceutical, consumer and finance sectors.  He was head of the European pharmaceutical practice and served as member of the Partner review committee of the firm over many years.  He retired as Director of McKinsey at the end of 2007.  Since 2008, he is an independent consultant and a member of several company boards of directors such as Eclosion (private equity for biotechs), Denzler & Partners (management resources) and MBCP (private banking).

Norman Walker.  Mr. Walker joined the Alcon, Inc. board in August 2010.  He earned a degree in Business Studies at the University of Brighton, UK, in 1975 and attended the Harvard International Senior Management Program in 1994.  He started his professional career with Ford Motor Co in London, UK, in 1975.  Over a period of 9 years he held a number of positions in human resources management before he joined GrandMet in London, UK, in 1984 where he assumed human resources responsibilities in several of its business units.  Mr. Walker subsequently joined Kraft Foods in 1991 and held a number of leading human resources positions in Germany, the United States and Switzerland.  From 1998 to 2003, he served as the Head of Corporate Human Resources of the Novartis Group.  Mr. Walker is a senior advisor to TPG Capital LLP, Chair of Vita Cayman, advisor to CMi and a visiting professor at Bocconi.

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

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. and their ages as of February 1, 2011.  Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Age	Title

Kevin J. Buehler	53	Chairman, President and Chief Executive Officer
Robert Karsunky	48	Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer
William K. Barton	57	Senior Vice President, International Markets
Sabri Markabi, M.D.	52	Senior Vice President, Research & Development and Chief Medical Officer
Merrick McCracken	48	Senior Vice President, Human Resources
Ed McGough	50	Senior Vice President, Global Manufacturing and Technical Operations
Elaine E. Whitbeck	56	Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary

Effective November 1, 2010, Robert Karsunky was appointed as Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer of Alcon Laboratories, Inc.  Mr. Karsunky succeeded Richard J. Croarkin who served as Alcon's chief financial officer since August 2007.

Kevin J. Buehler.  See "-Directors" above.

Robert Karsunky.  Mr. Karsunky was named Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer of Alcon Laboratories, Inc. effective November 1, 2010.  His global responsibilities include management of all financial functions for the Company as well as Information Technology, Investor Relations, Business Development and coordination of the development and execution of corporate strategy.

Mr. Karsunky joined Novartis in 2006 as chief financial officer in the Consumer Health Division of Novartis.  In this role, he was responsible for the division's finance, information technologies, procurement and merger and acquisition activities.  Prior to joining Novartis, he served for four years as the vice president of finance for the international division of Medtronic, Inc.  He began his career with Eli Lilly in 1991 where he held a variety of increasingly responsible financial positions to become the executive director of finance for Intercontinental and Japan from 2000 to 2002.

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

Sabri Markabi, M.D.Dr. Markabi joined Alcon Laboratories, Inc. as Senior Vice President of Research and Development on March 27, 2008 and was further appointed Chief Medical Officer of Alcon Laboratories, Inc. on July 1, 2008.  He served as a staff neurologist on the faculty of the University Hospital in Tours, France.  In 1991, he joined CIBA-GEIGY and assumed positions of increasing responsibilities in France, Switzerland, and most recently, New Jersey.  In 2004 he was appointed Vice President, Global Head of Development for the Ophthalmic Business Unit of Novartis AG, where he oversaw the Development organization including research and development strategy, experimental medicine, clinical development and regulatory affairs.

Merrick McCracken.  Mr. McCracken joined Alcon Laboratories, Inc. as Senior Vice President, Human Resources on January 18, 2010.  Mr. McCracken leads Alcon's global Human Resources organization and is responsible for the development and implementation of human resources (″HR″) strategies, processes and solutions in support of the Alcon business.  He plays a central role in advancing efforts and initiatives in alignment with Alcon's Global Strategic Priorities, with particular emphasis on Organizational Effectiveness and Development. Mr. McCracken joined Alcon from Wyeth where he held several senior-level HR leadership roles, most recently serving as VP HR, Global Manufacturing, overseeing HR for 18,000 employees across 30 sites in 16 countries.  Other roles while with Wyeth include VP, Corporate HR, Talent Management & Leadership Development, VP HR North America, VP HR, Europe/Middle East/Africa and VP HR Intercontinental Region.  Prior to Wyeth, he was with Bristol-Myers Squibb for 11 years, during which time he held various senior HR leadership roles in Research & Development and International Commercial Operations.  He began his career in 1987 in the airline industry in Canada.

Ed McGough.  Mr. McGough was appointed Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. in January 2008.  In this position, Mr. McGough has responsibility for global manufacturing operations, global quality assurance and compliance, various supply chain functions including U.S. Customer Service and Distribution, Corporate Engineering, Safety and Environmental Affairs and the Operational Excellence group.  He joined Alcon in 1991 as Manager, Quality Assurance and Regulatory Affairs at Alcon's precision device facility in Sinking Spring, Pennsylvania.  Since that time, Mr. McGough has gained leadership experience through positions of increasing responsibility across manufacturing, including senior managerial roles at our Puerto Rico, Houston and Fort Worth facilities.  Additionally, Mr. McGough has had global responsibility for the Company's pharmaceutical manufacturing operations.

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

We provide our board of directors with compensation and benefits that will attract and retain qualified directors.  In 2010, all members of our board of directors, except for our President and Chief Executive Officer, received an annual cash retainer of $100,000 with an additional $15,000 for the audit committee chairperson and an additional $10,000 each for the chairpersons of the compensation, nominating/corporate governance and independent director committees.  We refer to a director who is not a full-time employee of Alcon as a non-employee director.  The non-employee directors also receive a meeting fee of $2,000 per non-regularly scheduled meeting, not to exceed $50,000 in a board year.  The additional meeting fee is in consideration of their attendance at meetings beyond the regularly scheduled board and committees meetings.

In accordance with the service contract discussed below, Mr. Rayment also received additional cash compensation for serving as non-executive chairman of our board from January 1, 2010 through October 24, 2010.  At the December 2010 meeting, the board approved renewing Mr. Rayment's pay through the next annual general meeting of shareholders for his service as vice chairman of the board.  The board also determined to pay Dr. Vasella the same chairman retainer of $290,000 per year through the next annual general meeting of shareholders.  For the year ended December 31, 2010, Mr. Rayment received $290,000 for fees as chairman and vice chairman, and Dr. Vasella received a lump sum of $169,166 in December 2010 for chairman fees from November 2010 through the next annual general meeting of shareholders.

At the February 2011 board meeting, additional payments of $100,000 each were awarded to Messrs. de Vink, Plaskett and Dr. Miller in recognition of their extraordinary service in their capacity as members of the Independent Director Committee to consider and evaluate the merger transaction.

In 2010, restricted share units ("RSUs") were awarded to non-employee directors in the amount of $125,000.  The number of RSUs was determined using the value of one common share on the date of grant.  Each of the non-employee directors on the board after the May 2010 Annual General Meeting was awarded 850 RSUs.  In August 2010, Mr. Walker and Drs. Bärlocher, Choffat, Seydoux and Vanni were elected as non-employee directors.  After Board approval at the September 2010 meeting, each of the new directors were granted 775 RSUs.  In the fiscal years ended December 31, 2010, 2009 and 2008, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above and, with respect to Mr. Rayment and Mr. Buehler, as noted below.

We had service contracts with two of our directors.  Alcon entered into a service agreement with Mr. Rayment that commenced April 1, 2009, after his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009, under which he served as a director and the non-executive chairman of the board.  The service agreement automatically renews on an annual basis until termination.  On October 24, 2010, the board approved extending the agreement with the same remuneration on a monthly basis for his service as vice chairman of the board.  Mr. Buehler was named President and Chief Executive Officer of Alcon, Inc. and Alcon Laboratories, Inc. effective April 1, 2009 and has an employment agreement with Alcon Laboratories, Inc.  Additional information pertaining to these agreements has been provided under Item 10.C, "Material Contracts," of this annual report.  In addition, Timothy R.G. Sear, our former Chairman and Chief Executive Officer, was provided an office by the Company through May 2010.  Mr. Sear vacated the office space on April 30, 2010.

During 2010, the executive officers received RSUs from Alcon, Inc. as indicated in this Compensation section.  In 2011, we expect to grant our executive officers 100% RSUs for the equity portion of their compensation.

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2010, 2009 and 2008 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

	Annual Compensation				Long Term Compensation Awards
							Per-
					Restricted	Securities	formance	All
				Other	Share	Under-	Share	Other
				Compensa-	Unit	Lying	Unit	Compensa-
		Salary	Bonus	tion	Awards	SSARs	Awards	ion
Name	Year	($)	($) (1)	($) (2)	($) (3)	(#) (4)	(#) (5)	($) (6)

Kevin J. Buehler(7)	2010	1,027,500	1,455,000	32,074	5,527,314	--	--	689,914
	2009	866,250	460,000	30,500	1,269,250	131,857	14,574	328,170
	2008	570,833	390,000	31,580	446,751	22,191	3,028	(123,447)

Richard J. Croarkin (8)	2010	563,333	1,020,800	21,436	1,909,490	--	--	1,412,825
	2009	585,000	430,000	20,641	470,896	48,919	5,407	144,044
	2008	550,000	170,000	21,580	383,014	19,021	2,596	64,822

Robert Karsunky (9)	2010	95,833	--	2,500	3,468,497	--	--	70,548

William K. Barton(10)	2010	533,333	438,000	31,861	1,507,492	--	--	418,622
	2009	490,000	245,000	31,861	355,414	36,920	4,081	175,384
	2008	431,667	235,000	32,519	210,687	10,462	1,428	5,370

Sabri Markabi, M.D.(11)	2010	591,667	470,000	20,824	2,110,489	--	--	151,246
	2009	541,667	298,000	19,250	507,735	52,743	5,830	124,528
	2008	380,769	--	15,573	668,865	16,916	--	42,562

Elaine E. Whitbeck	2010	541,667	380,000	35,412	1,457,164	--	--	439,123
	2009	520,833	335,000	35,769	365,517	37,975	4,197	218,811
	2008	492,500	300,000	35,474	357,489	17,753	2,423	44,691

Ed McGough(12)	2010	412,500	305,000	30,123	1,004,995	--	--	272,591
	2009	396,667	255,000	27,822	253,867	26,371	2,915	123,145
	2008	380,000	190,000	27,732	204,195	10,145	1,384	43,481

Merrick R. McCracken(13)	2010	383,334	--	65,781	1,201,017	--	--	95,603

(1)
Bonus paid in 2010 was for 2009 performance.  Bonus paid in 2009 was for 2008 performance.  Bonus paid in 2008 was for performance in 2007.  Mr. Croarkin's bonus for 2010 performance was also paid in 2010 in the pay period following his separation from employment with Alcon, Inc. and is included in the 2010 bonus section of the summary compensation table.

(2)
Includes payments made for car allowance, financial consulting services, executive physicals and other allowances.  Also included are additional payments related to relocation for Mr. McCracken in 2010.

(3)
Restricted share units were granted in 2010, 2009 and 2008.  The value shown is as of the grant date.  Summarized below are the total restricted share units outstanding at December 31, 2010 and the value by vesting date.  The value is based on the closing price of the shares on the NYSE on December 31, 2010.  Due to change of control provisions in the 2008 restricted stock unit grant agreement, the vesting of 2008 restricted stock units was accelerated and vested at the change of control rather than the scheduled vesting in 2011.  The holders of restricted share units do not have voting rights but have the right to receive a dividend equivalent thereon.

The number of restricted share units and their value for Mr. Karsunky reflects two sign-on grants made to him on December 3, 2010.  The grants were 100% restricted share units.  The first sign-on grant had a grant date fair market value of $2,400,000 and will vest at the same rate as his forfeited equity from Novartis (40% after one year, 40% after the second year and 20% after the third year).  The second sign-on grant had a grant date fair market value of $1,100,000 and will vest at the end of two years.  This vesting aligns with the 2010 Novartis performance long term incentive grants that were forfeited when he terminated service with Novartis.  Alcon has charged back 75% of this grant value to Novartis.

	Total Restricted	Total Restricted	Value	Value	Value
	Shares	Share Units	Vesting	Vesting	Vesting
Name	at 12/31/10 (#)	at 12/31/10 (#)	in 2011 ($)	in 2012 ($)	in 2013 ($)

Kevin J. Buehler	--	49,608	--	2,381,392	5,724,556
Richard J. Croarkin	--	--	--	--	--
Robert Karsunky	--	21,363	957,459	2,054,526	478,729
William K. Barton	--	13,636	--	666,835	1,561,287
Sabri Markabi, M.D.	--	19,207	--	952,622	2,185,802
Elaine E. Whitbeck	--	13,433	--	685,790	1,509,162
Ed McGough	--	9,285	--	476,311	1,040,858
Merrick R. McCracken	--	7,551	--	--	1,233,833

(4)	Share-settled stock appreciation rights ("SSARs") were granted in 2009 and 2008.

(5)
No performance share units were granted in 2010. The 2009 performance share unit awards have three consecutive performance targets during a three-year service period from 2009 through 2011.  The 2008 performance share unit awards have a cumulative three-year performance period from 2008 through 2010.  The awards represent 25% of each participant's total equity award value granted in 2009 and 2008, respectively.  The table below represents the potential number of performance share units to be paid in Alcon shares at minimum, target and maximum.

		Estimated Future Performance Share Unit Payout
Name	Grant Date	Minimum #	Target #	Maximum #

Kevin J. Buehler	02/17/2009	--	14,574	29,148
	02/11/2008	--	3,028	6,056
Richard J. Croarkin	02/17/2009	--	--	--
	02/11/2008	--	--	--
William K. Barton	02/17/2009	--	4,081	8,162
	02/11/2008	--	1,428	2,856
Sabri Markabi, M.D.	02/17/2009	--	5,830	11,660
	02/11/2008	--	--	--
Elaine E. Whitbeck	02/17/2009	--	4,197	8,394
	02/11/2008	--	2,423	4,846
Ed McGough	02/17/2009	--	2,915	5,830
	02/11/2008	--	1,384	2,768

The 2008 performance share units vested on December 31, 2010 and became payable at 118.4% of target based on the 2008 through 2010 cumulative performance and final approval at theboard of directors meeting in February 2011.  In addition, due to the pending merger of Alcon and Novartis, the 2009 performance share units were approved by the board to pay out at 178.5% in February 2012 based on two years' actual performance and one year at 100% of target performance level.  Mr. Croarkin vested his 2009 and 2008 performance share units upon his separation from Alcon and received 8,003 Alcon common shares for them at 100% of target as approved by the board of directors.

(6)
Provides the aggregate amount of employer contributions to the Alcon 401(k) and Retirement Plans, including Company contributions and earnings on allocations made to the Excess 401(k) Plan, additional compensation for premiums paid for Executive Universal Life Insurance and the Umbrella Liability Insurance, hire-on bonus (Mr. McCracken) and payout of grandfathered sick leave (Messrs Buehler, Barton, McGough and Ms. Whitbeck). Mr. Karsunky's other compensation includes payment of Swiss taxes on pension benefits made by the Company on his behalf due to his relocation to the United States.  Mr. Croarkin's other compensation includes severance and   accrued vacation time received upon his separation from Alcon and a deposit of golden parachute (IRC §280G) excise taxes that are not taxable, if at all, until 2011.

(7)	On January 8, 2009, Mr. Buehler was named Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. effective April 1, 2009.

(8)
Mr. Croarkin's compensation reflects his compensation for the time he served as Senior Vice President, Finance and Chief Financial Officer of Alcon, Inc. during 2010.  Mr. Croarkin separated from service with Alcon, Inc. on November 30, 2010.

(9)	Mr. Karsunky was named Senior Vice President, Finance and Chief Financial Officer of Alcon, Inc. on November 1, 2010.

(10)	Mr. Barton was named Senior Vice President, International Markets of Alcon Laboratories, Inc., effective April 1, 2009.

(11)	Dr. Markabi joined Alcon in March 2008 and was appointed Senior Vice President, Research and Development and Chief Medical Officer of Alcon Laboratories, Inc. in July 2008.

(12)	Mr. McGough was appointed Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. effective January 1, 2008.

(13)	Mr. McCracken was named Senior Vice President, Global Human Resources of Alcon, Inc. in January 2010.

SSAR Grant Table

No SSARs were granted during 2010.

Aggregated Option/SSAR Exercises in Last Fiscal Year and Fiscal Year End Option/SSAR Value Table

	Shares		Number of Securities Underlying		Value of Unexercised In-the-
	Acquired	Value	Unexercised Options/SSARs		Money Options/SSARs
	On	Realized	at 12/31/10 (#)		at 12/31/10 ($)
Name	Exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Kevin J. Buehler	--	--	122,801	131,857	6,902,894	10,062,008
Richard J. Croarkin	77,912	4,304,074	--	--	--	--
William K. Barton	45,432	1,852,280	--	36,920	--	2,817,365
Sabri Markabi, M.D.	--	--	16,916	52,743	313,453	4,024,818
Elaine E. Whitbeck	--	--	58,769	37,975	1,761,744	2,897,872
Ed McGough	16,327	1,538,399	18,883	26,371	473,165	2,012,371

Pension Plans

Messrs. Buehler, Barton and McGough and Ms. Whitbeck participate in the nonqualified Executive Salary Continuation Plan ("ESCP").  The ESCP is unfunded and non-contributory and provides for a retirement benefit based on the participant's years of participation service under the plan, using the average of the annual base compensation in effect in the year of separation from service and for the two years preceding such year of separation.  Benefits are payable upon retirement after the accumulated participation of at least 10 years of service and upon reaching age 55 (with penalties) or at the normal retirement age of 62.  Annual compensation includes the amount shown as annual base salary in the Summary Compensation Table.

The ESCP benefit formula is 3% of a participant's final three-year average annual base compensation times years of participation, up to a maximum of 20 years.  A participant must attain at least 10 years of participation service in order to have a vested benefit.

In December 2003, the board of directors approved a new nonqualified Alcon Supplemental Executive Retirement Plan ("ASERP").  If certain conditions are met, the ASERP provides for a maximum benefit of up to 30% of the final three-years' average base salary and bonus at retirement, less an offset for Social Security benefits, payable for the remaining life of the participant.  Effective January 1, 2004, all new participants began to participate in the ASERP instead of the ESCP.  Existing ESCP participants continued to accrue benefits under the ESCP through December 31, 2008; thereafter, ESCP participants began to accrue benefits for future service under the provisions of the ASERP; however, the normal form of payment for benefits accrued under ASERP by current ESCP participants will be a single life annuity with a 50% surviving spouse's benefit.  Mr. Croarkin and Dr. Markabi participate in the ASERP. At the September 2010 meeting, the board of directors approved one additional year of ASERP participation credit subject to an early retirement penalty post change of control for Mr. Croarkin as a part of his separation package.  Messrs. Karsunky and McCracken will be eligible to participate in the ASERP beginning in 2011.  ESCP participants with the maximum participation of 20 years service at December 31, 2008 were not eligible to participate in the ASERP.  Participants are limited to 20 years participation service credit under the ESCP and the ASERP.

As previously stated, due to Alcon's change of control in 2010, the change of control provisions in the ESCP apply.  All plan participants became immediately vested in their accumulated benefit (if the participant had 10 years of participation service or more) or at the minimum benefit percentage of 30% (10 years of participation service times 3%) and, in accordance with plan provisions, early retirement reductions were waived and payouts began in the second month following the month of the change of control.  For those employees subject to section 409A of the IRC code, including the executive officers named above, payment is delayed for 6 months.  Individuals in ASERP also became 100% vested at the change of control and early retirement reductions were waived for benefits accrued as of August 25, 2010.  Future accruals will be subject to the early retirement reductions.  However, ASERP benefit payments begin on the later of the first day of the month after the participant turns age 50 or the first day of the month after the termination of the participant's employment.

The Company maintains an irrevocable Rabbi trust to hold and invest amounts for the payment of benefits to participants under the ESCP and ASERP.  The assets of the trust are restricted to the payment of ESCP and ASERP benefits except under certain conditions, such as the Company's insolvency.  The Alcon Executive Retirement Plans Grantor Trust Agreement provided for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants in the ESCP and ASERP upon the change of control in the ownership of Alcon.  Based on a range of actuarially determined pension benefit projections and current market conditions, management contributed $152 million to the trust during the third quarter of 2010 to satisfy this requirement.

		Number of Years	Present Value of
Name	Plan Name	Credited Service (#)	Accumulated Benefit ($)

Kevin J. Buehler	ESCP/ASERP	20	10,241,047
Richard J. Croarkin	ASERP	8	2,055,156
Robert Karsunky	--	--	--
William K. Barton	ESCP/ASERP	19	5,197,204
Sabri Markabi, M.D.	ASERP	2	201,368
Elaine E. Whitbeck	ESCP/ASERP	20	6,040,705
Ed McGough	ESCP/ASERP	15	3,712,259
Merrick R. McCracken	--	--	--

The plans have been operated in "good faith compliance" with Section 409A of the Code and the guidance thereunder from the period January 1, 2005 to January 1, 2008.  The ESCP and ASERP were amended to comply with Section 409A of the Internal Revenue Code effective January 1, 2008.

The Company provides for all U.S. employees (i) the Alcon 401(k) Plan under which Alcon will match dollar-for-dollar the first 5% of base salary (including commissions) and bonus contributed by each employee, and (ii) the

Alcon Retirement Plan, into which Alcon automatically contributes an amount equal to 7% of each employee's compensation.  Contributions to both plans are subject to the applicable legal limits.

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

In December 2010, our board of directors amended the Amended 2002 Alcon Incentive Plan to change the definition of the "Non-Employee Director" to account for the change of majority shareholder from Nestlé to Novartis.  In addition, an administrative technical change was made to the definition of "Change of Control" to reflect the change in majority ownership.  Lastly, the plan was modified to allow for remuneration to be paid to Alcon board members who are also employees of Novartis.

Eligibility and Award Limits

Our employees, non-employee directors and employees of our subsidiaries and affiliates are eligible to receive awards under the Amended 2002 Alcon Incentive Plan.  Employees of Novartis and its subsidiaries other than Alcon entities are not eligible to receive awards under this plan.

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

Shares Reserved for Awards

Under the Amended 2002 Alcon Incentive Plan, a total of up to 40 million common shares may be issued for awards.  Through December 31, 2010, approximately 20.4 million of these common shares had been issued under this plan.

Of the total shares available to grant, the board of directors has allocated a small portion to the President and CEO to award at his discretion.  These shares are to be used for awards beyond the annual long term incentive awards and may be awarded to recognize increased responsibilities or special contributions, to attract new hires, to retain executives or to recognize certain other special circumstances.  The amounts of these awards are set to provide strong additional retention incentive.  Generally, these share-based awards are subject to a three-year vesting schedule.  Although the awards are at the discretion of the President and CEO, he must report any awards granted to the compensation committee at its quarterly meetings.  As of December 31, 2010, there are 110,909 shares available for the President and CEO's discretionary awards under the plan.

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

The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the Amended 2002 Alcon Incentive Plan and/or award agreements).  Beginning with awards granted in 2006, vesting of stock option awards will not be accelerated upon the option holder's retirement, but will vest according to the regular vesting schedule.  Upon the involuntary termination of an option holder's employment with us, all vested options will be exercisable for 30 days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively.  Some vesting requirements have been modified in accordance with local laws and the approval of the board.  Upon voluntary termination of employment, all options (vested and unvested) forfeit on the date of termination.  The grant price for any stock option will be not less than the fair market value of our common shares on the grant date.  Unless our board of directors provides for a different period, stock options will have a term of ten years.

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

Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement (as defined in the Amended 2002 Alcon Incentive Plan and/or award agreements).  Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder's retirement, but will vest according to the regular vesting schedule.  Upon the involuntary termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for 30 days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively.  Some vesting requirements have been modified in accordance with local laws and the approval of the board.  Upon voluntary termination of employment, all stock appreciation rights (vested and unvested) forfeit on the date of termination.  Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

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

Unless otherwise specified in the restricted share/restricted share unit award agreements, restricted share/restricted share unit awards will vest upon a holder's death or permanent disability or retirement at or after age 62.  Restricted share awards/restricted share unit awards granted in 2009 do not vest automatically upon a holder's retirement after age 55 with 10 years of service and prior to age 62.  For each year of service, 33% of the award will become non-forfeitable and will continue to vest as if there had been no termination of service.  Restricted share unit awards granted in 2010 do not vest automatically upon a holder's retirement after age 55 with 10 years of service and prior to age 62.  In the first twenty-three months following the grant, the individual will forfeit 100% of the award upon termination.  In the twenty-fourth month until the normal vesting date, 33% of the award will forfeit upon termination. The non-forfeited, unvested portion of the award will continue to vest as if there had been no termination of service.  Upon three full years of service after the date of the award, the grant will become 100% vested.  Holders of restricted shares will have voting rights and receive dividend equivalents prior to vesting.  Holders of restricted share units have no voting rights and receive dividend equivalents prior to vesting.

During 2010, the Company made a special retention grant of restricted share units to 201 individuals for a total accounting value of $30 million.  This special retention grant was made at the date of the change of majority ownership to enhance the retention of employees with key talent and/or in business critical positions.  The actual provisions for this award were modified from the annual award guidelines to remove retirement vesting.  In order to receive the full award amount, the recipients must stay with the Company for three years.  However, if the employee is terminated due to position elimination or the employee resigns for "good reason," then the award may vest on a pro-rata basis.

Performance Share Units

Performance share units vest upon a service requirement and achievement of specific Alcon business objectives as selected by the compensation committee in its discretion and approved by Alcon's board of directors.

The metrics for the 2009 grant consist of three one-year earnings per share ("EPS") growth targets during a three-year service period with a cumulative three-year relative total shareholder return ("TSR") as a modifier.  At the beginning of the performance period, the compensation committee establishes a total equity award value for each participant.  The performance share unit portion reflects 25% of the established total value for 2009 recipients.  The actual values of the units awarded to the employee have been adjusted based on Alcon's three one-year EPS targets and cumulative TSR during the three-year service period.  The adjustment was accomplished by multiplying the target award by the applicable EPS award percentage for 2009 and 2010, by 100% for the year 2011 and the maximum TSR multiplier, which was 200% based on the Company's historical performance.  On that basis, in February 2011, Alcon's board of directors approved a final settlement of 178.5% of the original units that will be paid in February 2012 to participants that meet the service requirements.

The metrics for the 2008 grant consist of a cumulative three-year EPS growth target for the three-year service period with a cumulative three-year relative TSR as a modifier.  At the beginning of the performance period, the compensation committee establishes a total equity award value for each participant.  The performance share unit portion reflects 25% of the established total value for 2008 recipients.  The actual value of the units awarded to the employee was adjusted based on Alcon's cumulative three-year EPS target and cumulative TSR during the three-year service period.  The adjustment was accomplished by multiplying the target award by the applicable EPS award percentage and the TSR multiplier, which resulted in board approval of a final settlement of 118.4% of the original units.

The compensation committee will recommend to our board of directors for approval the number of performance share units to grant, applicable vesting schedule, term and any applicable performance criteria.  Unless otherwise specified in the award agreement, the performance share unit awards will vest upon a holder's death or permanent disability.  Vesting of performance share unit awards upon a holder's retirement after age 62 will continue as if there was no termination of employment.  If the employee's termination of employment is voluntary and after age 55 with not less than 10 years of service but prior to retirement, the employee will forfeit unvested performance share units (have his/her target award reduced) by 33% for each year remaining in the vesting schedule of the award.  If an employee's termination is a result of a change of control due to position elimination or for "good reason" as defined in the award agreements, the employee will vest 100% in the award and will be paid out with an EPS award percentage of 100% and a TSR multiple of 1.0.  Unvested non-forfeited performance share units will continue to vest according to the award agreement as if there had been no termination of employment.  Holders of performance share units have no voting rights and do not receive dividend equivalents prior to vesting.

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

Change-of-Control Provisions

Upon the change-of-control (as defined under the Amended 2002 Alcon Incentive Plan) in August 2010, the following events occurred for annual share-based awards granted prior to December 31, 2008, if the agreement covering the award so provided:

·	all stock options and stock appreciation rights became fully vested and exercisable;

·	all restrictions on outstanding restricted shares and restricted share units lapsed;

·	all outstanding cash incentive awards vested and will be paid out on a prorated basis; and

·
all performance share unit awards will continue to vest under their original terms unless achievement of performance goals can no longer be measured, in which case 100% of each employee's awards vest upon completion of the individual service requirements.

For share-based awards granted on or after January 1, 2009, the board approved modifications to the change-of-control provisions.  Vesting of future awards will accelerate upon the occurrence of  both a change-of-control and either involuntary termination, other than "for cause," or voluntary termination for "good reason" within six months preceding or during the two years following the change-of-control.  Therefore, awards made in 2010 and 2009 did not vest on the change-of-control.

Upon the completion of the merger with Novartis, management expects that Novartis common shares would be substituted for Alcon common shares under the outstanding share-based awards at the merger date.  The substitution ratio would be based on the price of a Novartis share in the merger relative to $168 for an Alcon share, but no cash would be paid.

Corporate Transactions

In the event of certain corporate transactions described in the Amended 2002 Alcon Incentive Plan, our board of directors may:

·	require the exercise of all outstanding awards during a specified time period, after which the awards shall be terminated;

·	cancel all outstanding awards in exchange for a cash payment equal to the value of the awards; or

·
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

Annual Awards

Every year, each non-employee director will receive share-based awards with a current value of $125,000.

C.	BOARD PRACTICES

Board Composition

Our board of directors currently consists of eleven members including three independent directors; six directors that were designated by Novartis; the vice chairman of the board of directors; and the chief executive officer of Alcon Laboratories, Inc.

On April 6, 2008, Nestlé S.A. and Novartis AG entered into a Purchase and Option Agreement and a Shareholders' Agreement.  Under the terms of the Shareholders Agreement, the parties agreed to use their reasonable best efforts to cause the number of our board of directors to be ten; subject to election and the due qualification of such individuals as directors, our board of directors should be comprised of (A) one individual designated by Novartis, (B) five individuals designated by Nestlé, (C) three individuals nominated by the Nominating/Corporate Governance Committee that qualify as independent directors and who are not Novartis or Nestlé  designees and (D) the Chief Executive Officer of Alcon, Inc.  Upon consummation of the purchase by Novartis of the remaining approximately 52% of Alcon, Inc. common shares, the parties agreed to use their reasonable best efforts to cause the five individuals designated by Nestlé to resign from office and to have five replacement directors nominated by Novartis elected at an extraordinary or an annual general meeting of shareholders of the Company.

At the annual general meeting held on May 5, 2009, the shareholders elected Kevin Buehler to the board of directors.  With Mr. Buehler's election, our board of directors expanded from ten to eleven members.

On August 16, 2010, an extraordinary general meeting of shareholders was held to conditionally elect the Novartis designated directors to replace the five Nestlé designated directors upon the consummation of the acquisition by Novartis of all common shares of Alcon, Inc. that were beneficially owned by Nestlé as of such time, pursuant to the Purchase and Option Agreement.  On August 25, 2010, Novartis and Nestlé completed the purchase and sale of approximately 156 million shares of Alcon, Inc.  With the completion of this transaction, Novartis became Alcon's majority shareholder with approximately 77 percent of Alcon's outstanding shares. Effective August 25, 2010, the five Nestlé-designated members of the Alcon board of directors tendered their resignations and the August 16, 2010 election of the five Novartis-designated directors became effective.

Members of our board of directors generally are elected to serve three-year terms.  Members of our board of directors whose terms of office have expired shall be eligible for re-election.  Non-executive directors may only be appointed for up to four terms of office.  Our board of directors is divided into three classes serving staggered terms.  As a result, some of our directors will serve terms that are less than three years.  As their terms of office expire, the directors of one class will stand for election each year as follows:

·
Class I directors have terms of office expiring at the annual general meeting of shareholders in 2012.  These directors are Kevin Buehler (director since 2009), Paul Choffat, Ph.D. (director since 2010) and Joan W. Miller, M.D. (director since 2009).

·
Class II directors have terms of office expiring at the annual general meeting of shareholders in 2013.  These directors are Urs Bärlocher, Ph.D. (director since 2010), Lodewijk J.R. de Vink (director since 2002), and Jacques Seydoux, M.D. (director since 2010); and

·
Class III directors have terms of office expiring at the annual general meeting of shareholders in 2011.  These directors are Thomas G. Plaskett (director since 2003), Cary R. Rayment (director since 2005), Enrico Vanni, Ph.D. (director since 2010), Daniel Vasella, M.D. (director since 2008) and Norman Walker (director since 2010).

Our Organizational Regulations provide that directors will retire from office no later than the annual general meeting after their 72nd birthday.

Service Contracts

Cary Rayment and Kevin Buehler are the only directors on our board that have a service contract with the Company or any of its subsidiaries.  The contract with Mr. Rayment does not provide for benefits upon termination.  On October 24, 2010, Mr. Rayment ceded his position of chairman of the board of Alcon, Inc. and was appointed as vice chairman.  At the December 2010 meeting, the board approved extending Mr. Rayment's agreement with the same remuneration on a monthly basis for his service as vice chairman of the board until the next annual general meeting of the shareholders.  The board also determined to pay Dr. Vasella the same chairman retainer of $290,000 per year through the next annual general meeting of the shareholders.

A discussion of the material terms of Mr. Buehler's employment agreements with the Company and certain benefits upon termination is set forth in Item 10.C, "Material Contracts," of this annual report.

Board Committees

Our board of directors has appointed an audit committee, a nominating/corporate governance committee, a compensation committee and an independent director committee.

Audit Committee

The audit committee consists of six directors of which three directors are not otherwise affiliated with Novartis or Alcon.  Our board of directors has determined that all members of the audit committee are independent as defined by the rules of the SEC and the listing standards of the NYSE.  The audit committee is currently comprised of Thomas G. Plaskett (Chairman), Urs Bärlocher, Ph.D., Paul Choffat, Ph.D., Lodewijk J.R. de Vink, Joan W. Miller, M.D. and Enrico Vanni, Ph.D.  In September 2003, the board affirmed that Mr. Plaskett was the "audit committee financial expert" within the meaning of applicable SEC regulations.  The functions of this committee include ensuring proper implementation of the financial strategy as approved by the board of directors, reviewing periodically the financial results as achieved, overseeing that the financial performance of the group is properly measured, controlled and reported, and recommending any share repurchase program for approval by our board of directors, as well as:

·	review of the adequacy of our system of internal accounting procedures;

·	recommendations to the board of directors as to the selection of independent auditors, subject to shareholder approval;

·	discussion with our independent auditors regarding their audit procedures, including the proposed scope of the audit, the audit results and the related management letters;

·	review of the audit results and related management letters;

·	review of the services performed by our independent auditors in connection with determining their independence;

·	review of the reports of our internal and outside auditors and the discussion of the contents of those reports with the auditors and our executive management;

·	oversight of the selection and the terms of reference of our internal and outside auditors;

·	review and discussion of our quarterly financial statements with our management and our outside auditors; and

·	ensure our ongoing compliance with legal requirements, accounting standards and the provisions of the NYSE.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee shall consist of at least two directors who are not otherwise affiliated with Novartis or Alcon, at least one director designated by Novartis as long as Novartis remains as Alcon, Inc.'s majority shareholder.  The nominating/corporate governance committee is currently comprised of Daniel Vasella, M.D.  (Chairman), Urs Bärlocher, Ph.D., Lodewijk J. R. de Vink, Joan W. Miller, M.D,  Thomas G. Plaskett, Jacques Seydoux, M.D. and Enrico Vanni, Ph.D.  The functions of this committee include:

·
subject to certain nomination rights of Novartis as provided in our Organizational Regulations, identifying individuals qualified to become members of our board of directors and recommending such individuals to the board for nomination for election by the shareholders;

·	making recommendations to the board concerning committee appointments;

·	developing, recommending and annually reviewing corporate governance guidelines for Alcon;

·
reviewing proposals of the chief executive officer for appointment of members of our executive management, to the extent such members are appointed by the board, and making recommendations to the board regarding such appointments;

·	overseeing corporate governance matters; and

·	coordinating an annual evaluation of Alcon's board.

Compensation Committee

The compensation committee shall consist of at least two members of our board of directors who are not otherwise affiliated with Novartis or Alcon, at least one member of our board of directors nominated by Novartis as long as Novartis remains as Alcon's majority shareholder.  The compensation committee is currently comprised of Lodewijk J.R. de Vink (Chairman), Thomas G. Plaskett, Daniel Vasella, M.D. and Norman Walker.  The functions of this committee include:

·	review of our general compensation strategy;

·	recommendations for approval by our board of directors of compensation and benefits programs for our executive officers;

·	review of the terms of employment between Alcon and any executive officer or key employee;

·	administration of our long term incentive plan and recommendations to our board of directors for approval of individual grants under this plan; and

·	decisions with respect to the compensation of members of our board of directors.

Independent Director Committee

In accordance with our Organizational Regulations, the Alcon board of directors established an Independent Director Committee of the Alcon board of directors in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé, in order to protect the interests of the minority holders of publicly held Alcon shares in certain transactions.  The Independent Director Committee is currently comprised of Thomas G. Plaskett (Chairman), Lodewijk J.R. de Vink and Joan W. Miller, M.D.  The Independent Director Committee shall be responsible for protecting the interests of our minority shareholders and shall make recommendations to the board of directors with respect to:

·	a proposed merger, takeover, business combination or related party transaction of Alcon, Inc. with the majority shareholder or any group company of the majority shareholder;

·	a proposed bid for the shares of Alcon, Inc. by any entity owning a majority of our outstanding voting rights;

·	a proposed repurchase by us of all our shares not owned by an entity owning a majority of the outstanding voting rights of Alcon; or

·	any change to the powers and duties of the Independent Director Committee.

The Independent Director Committee believes that our board of directors may only approve a decision with respect to any of these matters if a majority of the members of the Independent Director Committee so recommends; however, we cannot predict the outcome of any proceeding that might be initiated to interpret or challenge this position.

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

As of December 31, 2010, we employed approximately 16,700 full-time employees, including approximately 1,900 research and development employees, approximately 5,400 manufacturing employees and approximately 6,500 marketing, sales and customer support employees.  Currently, we believe that approximately 700 of our workers in Belgium are represented by a union.  In other European countries, our workers are represented by works councils. We believe that our employee relations are good.

The following table indicates the approximate number of employees by location:

December 31,	Total	United States	International

2010	16,700	7,300	9,400
2009	15,700	7,100	8,600
2008	15,400	7,300	8,100

E.	SHARE OWNERSHIP

As of December 31, 2010, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares.  The following tables set forth the total number of vested and unvested shares and share options and share-settled stock appreciation rights owned by officers, directors and persons closely linked to them as of December 31, 2010.

			Total Number of
	Restricted	Beneficially Owned	Shares Owned
Name	Shares Units (1)	Shares	Direct or Indirectly

Daniel Vasella, M.D.	1,550	375	1,925
Cary R. Rayment	15,281	52,989	68,270
Kevin J. Buehler	67,210	8,753	75,963
Urs Bärlocher, Ph.D.	775	25	800
Paul J. Choffat, Ph.D. .	775	10	785
Lodewijk J.R. de Vink	1,550	5,000	6,550
Joan W. Miller, M.D.	1,550	-	1,550
Thomas G. Plaskett	1,550	2,485	4,035
Jacques Seydoux, M.D.	775	10	785
Enrico Vanni, Ph.D.	775	1	776
Norman Walker	775	100	875
Patrick Bachmann	1,599	236	1,835
Joanne Beck	2,164	200	2,364
Wes Brazell	2,726	-	2,726
Robert Karsunky	21,363	-	21,363
Elaine E. Whitbeck	20,053	-	20,053
William K. Barton	19,145	-	19,145
Sabri Markabi, M.D.	25,037	3,375	28,412
Merrick R. McCracken	7,551	-	7,551
Ed McGough	13,584	1,978	15,562

(1)	Restricted share units include restricted share units and performance share units, both settleable solely in shares.

Options and Share-Settled Stock Appreciation Rights Held by Officers and Directors

		Outstanding	Grant	Vesting	Term
Name	Year (2)	(#)	Price ($)	Year	(Years)

Daniel Vasella, M.D.	2009	3,150	96.02	2012	10
	2008	1,350	167.95	2010	10

Cary R. Rayment	2009	3,150	96.02	2012	10
	2008	100,621	147.54	2010	10
	2007	125,211	130.56	2010	10
	2006	95,652	122.90	2009	10
	2005	152,400	79.00	2008	10
	2004	22,000	63.32	2007	10
	2004	25,000	80.20	2007	10

Kevin J. Buehler	2009	131,857	87.09	2012	10
	2008	22,191	147.54	2010	10
	2007	28,350	130.56	2010	10
	2006	14,783	122.90	2009	10
	2005	30,477	79.00	2008	10
	2004	12,000	63.32	2007	10
	2004	15,000	80.20	2007	10

Lodewijk J. de Vink	2009	3,150	96.02	2012	10
	2008	1,500	154.65	2010	10
	2007	2,000	132.91	2010	10
	2006	2,200	100.00	2009	10
	2005	3,000	97.89	2008	10
	2004	4,000	75.30	2007	10
	2003	4,500	41.71	2006	10
	2002	6,000	33.00	2005	10

Joan W. Miller, M.D.	2009	3,150	96.02	2012	10

Thomas G. Plaskett	2009	3,150	96.02	2012	10

Patrick Bachmann	2009	791	87.09	2012	10
	2008	533	147.54	2010	10

Stefan Basler(1)	2007	1,063	130.56	2010	10
	2006	704	122.90	2009	10
	2005	1,751	79.00	2008	10
	2004	2,420	63.32	2007	10
	2003	3,000	36.39	2006	10
	2002	2,550	33.00	2005	10

Joanne Beck	2009	4,615	87.09	2012	10

Wes Brazell	2009	5,158	87.09	2012	10

		Outstanding	Grant	Vesting	Term
Name	Year (2)	(#)	Price ($)	Year	(Years)
Elaine E. Whitbeck	2009	37,975	87.09	2012	10
	2008	17,753	147.54	2010	10
	2007	23,625	130.56	2010	10
	2006	17,391	122.90	2009	10

William K. Barton.	2009	36,920	87.09	2012	10

Sabri Markabi, M.D.,	2009	52,743	87.09	2012	10
	2008	5,667	144.87	2010	10
	2008	5,667	144.87	2010	10
	2008	5,582	144.87	2009	10

Ed McGough	2009	26,371	87.09	2012	10
	2008	10,145	147.54	2010	10
	2007	5,434	130.56	2010	10
	2006	3,304	122.90	2009	10

(1)	Mr. Basler's 2002 and 2003 outstanding stock appreciation rights will be settled in cash.

(2)	Outstanding stock appreciation rights for shares granted in 2008 became vested upon the change of control in August 2010.

Information on common shares, stock options and share-settled stock appreciation rights granted to officers and directors and on incentive compensation plans is included in Item 6.B "Compensation."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Alcon is currently a majority owned subsidiary of Novartis AG.  During July 2008, Nestlé S.A. sold approximately 74 million, or almost 25%, of the outstanding Alcon common shares to Novartis.  At December 31, 2009 and 2008, Nestlé owned 156,076,263, or approximately 52%, of the outstanding common shares of Alcon.  In January 2010, Novartis exercised its call option under the Purchase and Option Agreement for Nestlé's remaining Alcon common shares and proposed a merger of Alcon with and into Novartis.  In August 2010, Novartis acquired Nestlé's remaining Alcon shares.  As of December 31, 2010, Novartis had purchased cumulatively 231,352,279, or approximately 77%, of the outstanding shares of Alcon.

The common shares owned by Novartis carry the same voting rights as other outstanding Alcon common shares.  Novartis is not subject to any contractual obligation to retain its interest in us.  However, pursuant to a merger agreement dated December 14, 2010, Novartis and Alcon have agreed, subject to certain conditions, to merge Alcon with and into Novartis.

See additional discussion of Novartis's purchase of its controlling interest from Nestlé, agreements between Novartis and Nestlé and the proposed merger under "Risk Factors-Risks Related to Our Relationship with Novartis."

Other than Novartis, no shareholder reported beneficial ownership of 5% or more of Alcon's outstanding common shares at December 31, 2010.

At December 31, 2010, excluding treasury shares held by Alcon, three shareholders of record in Switzerland, including Novartis, held 231,352,419, or approximately 77%, of the outstanding common shares of Alcon.

B.	RELATED PARTY TRANSACTIONS

1.	Purchase and Option Agreement between Nestlé and Novartis

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis acquired an ownership stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remained Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contained put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  These option rights commenced on January 1, 2010.  As outlined by the two parties, these rights granted (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

For further details on the Purchase and Option Agreement, please refer to the following link at the SEC's web site:  http://www.sec.gov/Archives/edgar/data/1114448/000110465908045488/a08-18409_1ex2d1.htm.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  After consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon, with the 23% balance being the publicly traded shares.

The consummation triggered certain change of control provisions in certain retirement plans for Company employees, the Company's share-based awards plan (including the vesting of certain outstanding share-based awards) and other agreements.

On January 4, 2010, Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors.  As more fully discussed in Item 6.C, "Board Practices," the Company believes that Alcon's Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, management cannot predict the outcome of any proceeding that might be initiated to interpret or challenge this position.

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

2.	Merger Agreement of December 14, 2010

On December 15, 2010, Alcon announced that its board of directors approved a merger agreement with Novartis, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own.  Under the terms of the deal, the merger consideration will be comprised of a combination of Novartis shares (or American Depositary Shares in lieu thereof) and, if necessary, a cash contingent value amount to result in a total value of $168 per share.  The exact exchange ratio and cash contingent value amount will be calculated based upon formulas set forth in the merger agreement.

In accordance with Alcon's Organizational Regulations and after receiving a fairness opinion from its independent financial adviser, Greenhill & Co., the Independent Director Committee unanimously recommended approval of the merger agreement to the Alcon board.  The board also received a separate fairness opinion rendered by Lazard Frères & Co. LLC in connection with the transaction.  After considering these items and other appropriate information and factors, the Alcon board approved the merger proposal.

The merger will be effected under Swiss merger law.  Completion is conditional, among other things, on two-thirds approval by the shareholders of both Novartis and Alcon voting at their respective meetings, and the registration and listing of Novartis shares and American Depositary Shares to be issued as merger consideration on the SIX Swiss Exchange and the New York Stock Exchange, respectively.  At December 31, 2010, Novartis owned more than the required two-thirds of the outstanding common shares of Alcon and has agreed, subject to certain conditions, to vote all of its Alcon shares to approve the merger.  The merger is expected to be completed during the first half of 2011.

Upon completion of the merger, Alcon will become the second largest division within Novartis.  Novartis has proposed that its CIBA VISION operations and select Novartis ophthalmic products will be integrated into Alcon.

The merger agreement has been incorporated by reference as Exhibit 4.13 to this Form 20-F.  Additional information concerning the proposed merger is included in the registration statement on Form F-4 filed by Novartis with the United States Securities and Exchange Commission on December 23, 2010 and subsequent amendments thereto.

3.	Litigation Trust

On July 8, 2010, the Independent Director Committee announced the creation and funding of the Alcon Litigation Trust, an irrevocable trust established under New York law pursuant to a resolution of the Alcon board of directors.  The members of the Independent Director Committee were the trustees of the trust.  The trust was created and funded on July 7, 2010 with $50 million.  The trust was created to provide the financial means to commence, defend or maintain litigation relating to any transaction between Alcon and a majority shareholder, including the transaction contemplated by the merger proposal announced by Novartis on January 4, 2010, and ensure the protection of the interests of Alcon and its minority shareholders in connection with any such transaction.

In connection with the merger agreement of December 14, 2010, the trust was terminated and the trust property was returned to Alcon in December 2010.  The trust agreement has been filed as Exhibit 4.12 to this Form 20-F.

4.	Minority Shareholder Class Action Lawsuits

As further discussed in Item 8.A.7, "Legal Proceedings," certain Alcon minority shareholders filed several class action lawsuits related to Novartis's January 2010 merger proposal to acquire the remaining publicly held minority interest.  The claims varied among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."

Eight cases filed in the U.S. District Courts for the Southern District of New York and the Northern District of Texas were consolidated into one class action case in the Southern District of New York.  A ninth case, which did not name Alcon, Inc. and its board of directors as parties, was filed in the Eastern District of New York but was voluntarily dismissed by the plaintiffs on March 18, 2010.

On April 14, 2010, plaintiffs in the consolidated action dismissed their claims against Nestlé and the five Alcon directors designated by Nestlé.  On May 24, 2010, the court granted a motion by Novartis and dismissed the action in its entirety on the ground of the Forum Non Conveniens doctrine.  On July 14, 2010, the plaintiffs appealed the district court's dismissal to the U.S. Court of Appeals for the Second Circuit.  Plaintiffs moved to dismiss the appeal on January 5, 2011, and the Second Circuit granted their motion the next day.

Two cases filed in District Court, Tarrant County, Texas and two cases filed in the County Court at Law, Dallas County, Texas were consolidated for pre-trial purposes by the Texas Multidistrict Litigation Panel in the Texas District Court, Dallas County.  In November 2010, the court granted Novartis's motion seeking dismissal of these actions on the ground of the Forum Non Conveniens doctrine.  The plaintiffs appealed the court's dismissal, and the appeal is pending.

5.	Separation Agreement with Nestlé

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

In accordance with Section 6.2 of the Shareholders Agreement between Nestlé and Novartis, upon the closing of Novartis's purchase of the remaining Alcon shares held by Nestlé pursuant to the Purchase and Option Agreement ("Second Stage Closing"), the Separation Agreement was terminated on August 25, 2010.  However, certain provisions of the Separation Agreement shall survive for a period of time thereafter.

For further details about the Shareholders Agreement and the Purchase and Option Agreement, please refer to the following link at the SEC's web site:  http://www.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.htm.

Included in this Section 7.B.5 is a summary of certain material provisions that are included in the Shareholders Agreement and the Purchase and Option Agreement.  Also included in this section are references to the Separation Agreement between Alcon and Nestlé, which was terminated as of August 25, 2010, subject to the survival of certain sections, which are not material from Alcon's perspective.

(a)	Corporate Governance

The Shareholders Agreement between Nestlé and Novartis provided for the expansion of the Alcon board of directors from eight to ten members, with one of the additional members designated by Nestlé and one designated by Novartis.  Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland.  James Singh, Nestlé's Executive Vice President and Chief Financial Officer and Nestlé's designee, and Daniel Vasella, M.D., chairman of Novartis and Novartis's designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009.  At the annual general meeting on May 5, 2009, the shareholders elected Mr. Buehler to the board of directors.  With Mr. Buehler's election, our board of directors expanded from ten to eleven members.

Pursuant to provisions of the Purchase and Option Agreement and the Shareholders Agreement, on August 16, 2010, Novartis AG conditionally designated five directors to replace directors designated by Nestlé, which designation became effective upon the Second Stage Closing.  Accordingly, Enrico Vanni, Ph.D., Mr. Norman Walker, Paul Choffat, Ph.D., Urs Bäerlocher, Ph.D., and Jacques Seydoux, M.D., were designated by Novartis and subsequently elected to director positions by the shareholders.  The Nestlé directors who resigned from the Board as of the Second Stage Closing include Francisco Castañer, Dr. Werner J. Bauer, Paul Bulcke, James Singh and Hermann A. Wirz.

For further details about corporate governance issues, please refer to Section 6.B of this report and to the Shareholders Agreement at:
http://www.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.htm.

(b)         Dividend Policy

Under the terms of the Separation Agreement, which terminated as of the Second Stage Closing, if our board of directors proposed to pay a dividend to shareholders, Nestlé agreed to vote all of its shares in favor of such proposal so long as Nestlé held at least a majority of our outstanding common shares.  Under the merger agreement with Novartis dated December 14, 2010, Alcon has agreed not to pay dividends pending completion of the merger.

(c)	Intercompany Debt and Future Financings

The Separation Agreement contained provisions governing the refinancing of intercompany debt prior to the initial public offering in March 2002.  During 2002, Nestlé's role in our debt structure changed from being the largest direct lender to providing primarily indirect support of our third-party debts.  In connection with the change of majority ownership, all direct borrowings from Nestlé were repaid in 2010.

In 2002, we entered into a $2.0 billion U.S. commercial paper program (the "CP Program"), which had $286 million outstanding as of December 31, 2009.  Nestlé served as the guarantor of the CP Program, for which they received a fee as discussed in note 8 to the consolidated financial statements.  In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002.  Through this Services Agreement, the parties more formally documented the pre-existing CP Program.  The Services Agreement stated that Nestlé will: (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.'s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.  Pursuant to the Shareholders Agreement, the Guarantee Fee and Commercial Paper Program Services Agreement was terminated on August 13, 2010, and all commercial paper borrowings were repaid.

The Company participated with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit were available and were jointly and severally guaranteed by all participants, including the Company.  At December 31, 2009, the total maximum permitted under these lines of credit was approximately $305 million.   The Company no longer participates in these accounts or lines of credit.

Under the terms of the Shareholders Agreement between Nestlé S.A. and Novartis, the parties agreed upon the Second Stage Closing to (a) terminate the Separation Agreement subject to the survival of certain provisions; (b) use reasonable best efforts to cause Alcon to terminate the Commercial Paper Program Services Agreement and ensure that no new commercial paper notes that benefit from the Commercial Paper Guarantee would be issued following the Second Stage Closing; (c) cause Alcon to repay any Indebtedness owed to Nestlé; (d) cause Alcon to use its reasonable best efforts to cause any Guarantees issued by Nestlé on behalf of Alcon  to be extinguished as soon as reasonably practicable after the Second Stage Closing with no further liability to Nestlé; and (e) cause Alcon to (i) terminate the cash pooling arrangements (the "Cash Pooling Arrangements") between Alcon and Nestlé and (ii) cause any Guarantees issued by Alcon on behalf of Nestlé relating to the lines of credit associated with the Cash Pooling Arrangements to be extinguished as soon as reasonably practicable after the Second Stage Closing with no further liability to Alcon.  Nestlé and Novartis also agreed that they shall, and shall use their reasonable efforts to cause Alcon to, terminate the Services Agreement (as defined in the Shareholders Agreement as the "Investment Services Agreement"), provided that certain sections shall survive such termination for a period of 18 months after the Second Stage Closing Date.  Nestlé S.A. and Novartis also agreed that they shall, and shall use their reasonable efforts to cause their Affiliates (including Alcon), to terminate all other Shared Arrangements (other than the Remaining Shared Agreements), with certain provisions surviving such termination for a period of 18 months after the Second Stage Closing Date.  Alcon and Nestlé have complied with the obligations referenced in this paragraph.  As discussed above, the Separation Agreement terminated as of the Second Stage Closing.

For further details about these terms and the definitions of the defined terms used above, please refer to Section 6.2 of the Shareholders Agreement at:
http://www.sec.gov/Archives/edgar/data/1167379/000110465908045488/0001104659-08-045488-index.htm.

(d)	Cash Management, Investment and Treasury Services

The Separation Agreement provided that Nestlé would continue to perform the cash management and treasury functions that it performed for us on the date of the Separation Agreement.  Since January 1, 2004, under a Services Agreement, Nestec S.A., an affiliate of Nestlé, provided certain additional treasury and investment services for the Company for a fee that is comparable to fees that would be paid in an arm's length transaction.  The Services Agreement could be terminated with 60 days' written notice.  This Services Agreement replaced a prior agreement with Nestlé to provide similar treasury and investment services during 2003.  Total fees paid for these services to Nestec S.A. for the years ended December 31, 2010, 2009 and 2008 were $1 million or less annually.

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

As discussed above, the Separation Agreement terminated as of the Second Stage Closing, subject to the survival of certain sections.

(e)	Accounting and Reporting

Our consolidated financial statements are prepared in accordance with U.S. GAAP; Nestlé's consolidated accounts, consistent with past practice, continue to be prepared in accordance with International Financial Reporting Standards ("IFRS").  The Separation Agreement provided that we establish adequate procedures allowing for the timely conversion of our financial statements to IFRS for inclusion in Nestlé's financial statements.  Alcon has complied with this obligation.

Since the Separation Agreement was terminated upon the Second Stage Closing, Alcon is no longer obligated to convert our financial statements to IFRS for inclusion in Nestlé's financial statements.  However, Novartis reports its results of operations in accordance with IFRS and Alcon will continue to convert its financial statements to IFRS for Novartis.

(f)	Allocation of Liabilities

The Separation Agreement provided for the allocation of liabilities between us and Nestlé, particularly with respect to product liability and environmental, health and safety matters.  Generally, we assumed responsibility for all claims arising in connection with our business, including, without limitation, product liability claims and claims relating to environmental, health and safety matters, and we agreed to indemnify Nestlé for all costs and expenses incurred in connection with any such claims.

We also assumed liability for all employment matters of the employees engaged in our business at the time of the IPO.  In this connection, we entered into special arrangements with local Nestlé companies on the allocation of pension fund obligations between Nestlé and us. In certain countries, our employees participated in Nestlé's existing pension funds and we did not establish independent pension funds for our employees.  Prior to the change of control of ownership by Novartis, the Company and Nestlé entered into an agreement outlining the terms to segregate Alcon employees from Nestlé pension plans.  The agreement provides that, except for certain circumstances, all current Alcon pension participants will be migrated from Nestlé pension plans to other, not yet determined Alcon pension plans by January 1, 2011.

Under the Shareholders Agreement, Alcon's obligation to indemnify Nestlé for certain liabilities will continue for 18 months following the Second Stage Closing Date of August 25, 2010.

In addition, we were part of the Nestlé Swiss Value-Added Tax Group until October 2010, when a new Swiss Alcon Value-Added Tax Group was formed.  Alcon is jointly and severally liable for any Swiss value-added tax liabilities of all other Swiss Alcon Group participants effective October 2010.

(g)         Contracts

The Separation Agreement contained provisions governing the continuation and termination of contracts between the Company and Nestlé (and its affiliates).

Depending on the nature of the contract, under the Shareholders Agreement, each contract either was or will be terminated in accordance with Legal Requirements on or following the Second Stage Closing Date, or continue through the remainder of its term and thereafter not be renewed.

(h)	Shared Sites

Three sites relating to the administration of our business continued to be shared with Nestlé in 2010.  These offices were located in Brazil, Norway and South Africa.

Pursuant to the terms of the Shareholders Agreement, these Shared Site Agreements will continue in effect for the remainder of their terms and may or may not be renewed.

(i)	Shared Services

The Separation Agreement allowed the Company and Nestlé to share certain internal services so long as the cost of the arrangements were based on arm's length prices and on terms no less favorable than would be available from a third party. Nestlé continued to provide us with certain services during 2010, including but not limited to information technology and certain insurance arrangements.  To the extent that we were covered under Nestlé's insurance arrangements prior to the initial public offering, we continued to be covered under those arrangements through the Second Stage Closing.  Nestlé charged us our portion of the cost of these arrangements based on arm's length prices.

In certain markets, the Company provided an affiliate of Nestlé with certain services during 2010, including but not limited to, administrative, distribution, fleet management, warehousing and other services.  These services were provided to Nestlé's affiliate on terms no less favorable than would be available to a third party.  The fees received by the Company for these services were not material.

A limited number of shared services may continue during 2011.

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

On December 10, 2009, Alcon entered into two substantially identical registration rights agreements with Novartis and Nestlé.  Both of these agreements are substantially identical to the original registration rights provided to Nestlé, with minor modifications to reflect subsequent changes to applicable U.S. securities laws.  Also on December 10, 2009, Novartis, Nestlé and Alcon entered into a shareholder coordination letter to avoid a duplication of Alcon's registration and related obligations and to regulate the exercise of registration rights under the two registration rights agreements, which could otherwise possibly occur simultaneously.  Under the terms of the Purchase and Option Agreement, neither Novartis nor Nestlé were permitted to buy or sell any additional Alcon shares until completion of the Second Stage Closing and the shareholder coordination letter was to become effective only if the Purchase and Option Agreement was terminated prior to the Second Stage Closing such that Nestlé would continue to hold Alcon shares.  Given that the Second Stage Closing occurred and Novartis acquired the balance of Nestlé's Alcon shares, the registration rights agreements with Novartis became effective and the registration rights agreement with Nestlé ceased to have any effect.

(k)	Covenants Not to Compete and Not to Solicit

Nestlé had undertaken, for so long as it held at least a majority of our common shares, not to compete with our business except in certain limited areas as set out in the Separation Agreement.  The Separation Agreement also governed the allocation of business opportunities which could be taken by both Nestlé and us.  Under the Shareholders Agreement, subject to certain exceptions, Nestlé has covenanted to Novartis that it would not compete with our business for two years following the Second Stage Closing Date or hire or solicit certain key employees for one year following Second Stage Closing Date.

6.     Services Agreement

We entered into a services agreement with Cary R. Rayment, whereby Alcon retained Mr. Rayment as the non-executive chairman of its board of directors, as of April 1, 2009.  The term of the service agreement renews automatically on an annual basis thereafter unless or until terminated by either party upon thirty days written notice.  On October 24, 2010, Mr. Rayment ceded his position as chairman of the board and was appointed vice chairman.  At the December 2010 meeting, the board approved extending Mr. Rayment's agreement with the same remuneration on a monthly basis for his service as vice chairman of the board until the next annual general meeting of the shareholders.  Additional information pertaining to this agreement has been provided under Item 10.C, "Material Contracts," of this annual report.

7.  Co-Marketing Agreement for Japan between Novartis Pharma AG and Alcon Pharmaceuticals Ltd.

On January 9, 2009, Alcon Pharmaceuticals Ltd. entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan.  This agreement has a three-year term ending on December 31, 2011.  During the years ended December 31, 2010 and 2009, the Company recognized approximately $10 million and $3 million, respectively, in co-promotion fees from this agreement, which were more than sufficient to recover the Company's costs under the agreement.

8.  Line of Credit

During 2010, the Company entered into an unsecured line of credit agreement denominated in Venezuelan bolivars with a subsidiary of Novartis.  These short term borrowings were $4 million at December 31, 2010 and become due October 15, 2011.  The weighted average interest rate at December 31, 2010 was 10.0%.  The unused portion under the line of credit agreements was $8 million at December 31, 2010.

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

Minority Shareholder Class Action Lawsuits

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.

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

Certain Alcon minority shareholders filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining publicly held minority interest.  The claims varied among cases, but include allegations of:  (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."

Eight cases filed in the U.S. District Courts for the Southern District of New York and the Northern District of Texas were consolidated into one class action case in the Southern District of New York.  A ninth case, which did not name Alcon, Inc. and its board of directors as parties, had been filed in the Eastern District of New York but was voluntarily dismissed by the plaintiffs on March 18, 2010.

On April 14, 2010, plaintiffs in the consolidated action dismissed their claims against Nestlé and the five Alcon directors designated by Nestlé in exchange for Nestlé's and its directors' agreement that, without impairing the directors' ability to exercise their fiduciary obligations to Alcon, among other things, during the pendency of the action, they will take no action to (1) amend the Alcon Organizational Regulations, (2) remove or replace the Alcon independent directors or (3) facilitate Novartis's proposal to take Alcon private other than pursuant to a recommendation of the Independent Director Committee.  On May 24, 2010, the court granted a motion by Novartis and dismissed the action in its entirety on the ground of the Forum Non Conveniens doctrine.  The court denied motions filed by plaintiffs seeking reconsideration of this dismissal order and requesting leave to file an amended complaint.  On July 14, 2010, the plaintiffs appealed the district court's dismissal to the U.S. Court of Appeals for the Second Circuit.  Plaintiffs moved to dismiss the appeal on January 5, 2011, and the Second Circuit granted their motion the next day.

Two cases filed in District Court, Tarrant County, Texas and two cases filed in the County Court at Law, Dallas County, Texas were consolidated for pre-trial purposes by the Texas Multidistrict Litigation Panel in the Texas

District Court, Dallas County.  Novartis filed a motion seeking dismissal of these actions on the ground of the Forum Non Conveniens doctrine.  In November 2010, these four cases also were dismissed by the court.  The plaintiffs appealed the court's dismissal, and the appeal is pending.

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

The Company, either alone or jointly with its commercial partners, has filed fourteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of the Company's products, under what are known as Abbreviated New Drug Applications ("ANDAs").

The first infringement action was filed after the Company received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of the Company's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.  As part of its ANDA, Teva challenged three patents covering the Company's innovator product Vigamox®. Two of the patents are owned by the Company's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020 (including a six month pediatric extension), is owned by the Company.  The two Bayer Schering Pharma patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer Schering Pharma as co-plaintiffs against Teva relative to the ANDA challenging Vigamox® on April 5, 2006 in the U.S. District Court in Delaware.  Bayer Schering Pharma subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma and Teva relative to the two Bayer Schering Pharma patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  The Company remains the exclusive ophthalmic licensee under the Bayer Schering Pharma patents.  The trial relative to the Company's patent began on February 28, 2008 and concluded on March 6, 2008.  Since then, the Company has received issuance of a related patent with claims that will cover the Vigamox® product and Teva's proposed generic product.  U.S. Patent No. 7,761,010 issued on March 2, 2010, and has been added to the FDA Orange Book relative to the Company's Vigamox® product.  On October 19, 2009, the court ruled in the Company's favor on all counts, finding the Company's patent to be valid and infringed by the proposed generic product.  Teva has appealed the trial court ruling, but the appeal was suspended because the trial court had not formally entered an amended form of judgment.  It is expected that the appeal will be reinstated after the lower court amends its form of judgment.  However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address the Company's recently issued second patent before competing with the Company's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome the Company's second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.  On a related note, the Company's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding.  That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.  Divisional patent applications on the Company's Vigamox® product remain pending in the European Patent Office.  In December 2010, one of those pending applications was allowed with claims that cover the Vigamox® product, but the patent has not yet formally issued.

The second patent infringement action was filed after the Company received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering the Company's Patanol® anti-allergy eye product.  The Company's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent, which, with the benefit of a six-month pediatric extension, expires on June 18, 2011.  Thus, this generic challenge poses no threat to the Patanol® product market prior to June 2011.  The patent that Apotex has challenged, which is co-owned by the Company and Kyowa, will expire in 2015.  The Company and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Apotex ANDA for 30 months until April 2009, unless the litigation were earlier resolved or the court were to modify the 30-month stay on FDA approval.  Because of the protection until June 2011 provided by the unchallenged Kyowa patent, the expiration of the 30-month period was inconsequential.  Trial had been scheduled for July 27, 2009, but was postponed until April 26, 2010.  Trial testimony was completed May 7, 2010, but closing arguments were postponed until August 3, 2010.  A ruling has not been issued.  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with the Company's Patanol® product in the United States until June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after the Company received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying the Company's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and the Company, the Barr ANDA was also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  The Company and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Barr ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr's generic product would have expired at the end of March 2010, nine months before the Kyowa composition patent expires.  A consolidated trial (with Apotex described above) was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and subsequently was dismissed from the suit.

The fourth patent infringement action was filed after the Company received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and the Company (described above), as well as two later issued patents owned by the Company that cover the Pataday™ formulation.  Of the two Company patents, the latest expiry date is November 2023 (effectively extended until May 2024 by a pediatric extension).  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  The Company and Kyowa filed suit in the Federal District Court in Indianapolis on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr's generic product will expire in May 2011.  This case has been consolidated with the Apotex case (Pataday™) described below.  Trial has not yet been scheduled in this case, but it will not occur before the June 2011 expiration of the Kyowa patent.  In the absence of preliminary injunctive relief from the court, Barr could launch its generic version of Pataday™ "at risk" upon expiration of the Kyowa patent on June 18, 2011.  If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin or continue selling a generic olopatadine product that would compete with the Company's Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

The Company received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying the Company's Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and the Company (described above), as well as two later issued patents owned by the Company that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA for 30 months (until June 2011), unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In addition, because Apotex is the second filer, it is also subject to the first filer's 180-day exclusivity period, which could further delay its FDA approval.  This case has been consolidated with the Barr case (Pataday™) described above.  Trial has not yet been scheduled in this case.  If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The Company received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying the Company's Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and the Company, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2011) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first ANDA filer) if it were successful in its patent challenge.  Trial had been scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (Patanol®) had been ordered by the court.  Apotex, however, advised the court of public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial.  On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex.  A new trial date for the Sandoz case has not yet been set, and further proceedings in the case were stayed until November 2010.  Sandoz requested a six-month extension of that stay, which was granted.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's Patanol® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The seventh ANDA patent suit was filed after the Company received notice by letter dated March 17, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of the Company's TRAVATAN® product containing 0.004% travoprost.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014.  The Company filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product.  The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Par and Apotex cases on TRAVATAN® described below.  Trial originally had been scheduled to commence March 7, 2011.  It was rescheduled to commence May 2, 2011, but recently was delayed again with no set trial date from the court.  In June 2010, the Company announced plans to discontinue TRAVATAN® in the United States.  That same month, Apotex withdrew its ANDA and, as noted below, subsequently has been dismissed from the lawsuit.  In November 2010, Barr advised that it was withdrawing its ANDA on TRAVATAN ® and is seeking dismissal from the lawsuit with respect to the TRAVATAN ® product.  The withdrawal leaves Par (described below) as the effective first filer on the TRAVATAN ® product.

The eighth patent suit was filed after Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada by letter dated April 9, 2009, that Sandoz had filed an Abbreviated New Drug Submission ("ANDS") seeking approval from the Canadian Minister of Health to market a generic version of the Company's Patanol® product.  The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and the Company and expires in May 2016.  The Company and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay (until May 25, 2011) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Trial had been scheduled to commence March 7, 2011, but the court has released that date and will, if necessary, reschedule trial at a later date.  Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

The ninth ANDA patent suit was filed after the Company received notice by letter dated June 1, 2009, that Par Pharmaceutical, Inc. had filed a Paragraph IV certification with its two ANDAs for generic versions of the Company's TRAVATAN® and TRAVATAN Z® products.  Par is challenging the following patents listed in the Orange

Book for TRAVATAN® and TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253.  All of these patents will expire by the end of 2014.  On July 1, 2009, the Company filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  All of the ANDA cases concerning TRAVATAN® and TRAVATAN Z® (Barr, Par and Apotex) were consolidated.  Trial originally had been scheduled for March 7, 2011.  It was rescheduled to commence May 2, 2011, but recently was delayed again with no set trial date from the court.  In June 2010, the Company announced plans to discontinue TRAVATAN ® in the United States.  That same month, Apotex withdrew its ANDA and, as noted below, subsequently has been dismissed from the lawsuit.  In November 2010, Barr advised that it was withdrawing its ANDA on TRAVATAN ® and is seeking dismissal from the lawsuit (as noted above).  The withdrawal leaves Par as the effective first filer on the TRAVATAN ® product.  If Par succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with the Company's TRAVATAN ® and TRAVATAN Z® products in the United States in December 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The tenth ANDA patent suit was filed after the Company received notice by letter dated June 24, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of the Company's TRAVATAN Z® product.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253.  All of the patents will expire by the end of 2014.  On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial originally had been scheduled for March 7, 2011.  It was rescheduled to commence May 2, 2011, but was recently delayed again with no set trial date from the court.  This case was consolidated with the above-described Barr suit (TRAVATAN®) and Par suit (TRAVATAN® and TRAVATAN Z®) and consolidated further to include the Apotex suit (TRAVATAN®) described below (Note: in June 2010, Apotex withdrew its ANDA and subsequently has been dismissed from the suit).  Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the TRAVATAN Z® product, if Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with the Company's TRAVATAN Z® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The eleventh ANDA patent suit was filed after the Company received notice by letter dated September 11, 2009, that Apotex Corp. and Apotex Inc. had filed an ANDA for a generic version of Alcon's TRAVATAN® product.  Apotex was challenging all five of the Orange Book listed patents for TRAVATAN®: 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  The Company filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA would be required to delay any approval of the Barr ANDA until March 2012, unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  This case was consolidated with the Barr and Par cases (TRAVATAN® and TRAVATAN Z®) described above.  Trial originally was scheduled for March 7, 2011.  It was rescheduled to commence May 2, 2011, but recently was delayed again with no set trial date from the court.  However, in June 2010 Apotex withdrew its ANDA and subsequently has been dismissed from the suit.

The twelfth ANDA patent suit was filed after the Company received notice on December 15, 2009 that Sandoz Inc. (an affiliate of Novartis) had filed an ANDA with a Paragraph IV certification directed to the Company and Kyowa patents on Pataday™.  The Sandoz ANDA is challenging the patent jointly owned by Kyowa and The Company (described above), as well as two later issued patents owned by the Company that cover the Pataday™ formulation.  Of the two Company patents, the latest expiry date is November 2023 (effectively extended until May 2024 by a pediatric extension).  Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  On January 27, 2010, the Company and Kyowa filed suit in the Federal District Court in Indianapolis. Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2012) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, because Sandoz is the third filer (behind both Barr and Apotex) and subject to a potential 180-day exclusivity period of the first filer, the 30-month stay is of no practical consequence.  At the request of Sandoz, the court has stayed proceedings until November 2010.  Sandoz has requested a six-month extension of that stay.  Subject to the possibility of the 180-day exclusivity period that potentially could accrue to Barr (as first filer) relative to the Pataday™ product, if Sandoz were to succeed in overcoming all the challenged patents and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with the Company's Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The thirteenth ANDA patent suit was filed after the Company received notice that Wockhardt Limited (headquartered in India) has filed an ANDA with a Paragraph IV certification for a generic version of the Company's Patanol® product.  Wockhardt is challenging U.S. Patent No. 5,641,805, which is jointly owned by the Company and its raw material supplier, Kyowa Hakko Kirin Co., Ltd.  The challenged patent will expire in 2015.  Wockhardt is not challenging, however, another Kyowa-owned U.S. patent covering Patanol®, which expires on December 18, 2010 (effectively extended until June 2011 by a pediatric extension).  The Company and Kyowa filed suit against Wockhardt in the Federal District Court in Indianapolis on February 12, 2010, to avail themselves of the statutory 30-month stay on FDA approval of the proposed generic product.  That 30-month period will expire August 2, 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Sandoz), Wockhardt would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Subject to the 30-month stay and the possibility of the 180-day exclusivity period that potentially could accrue to Apotex (as first filer) relative to the Patanol® product, if Wockhardt were to succeed in overcoming the challenged patent and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with the Company's Patanol® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The fourteenth patent suit was initiated after receipt of a letter dated February 24, 2010, notifying Alcon Canada that Apotex, Inc. had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of the Company's Patanol® product.  The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and the Company and expires in May 2016.  The Company and Kyowa filed suit April 13, 2010 in the Federal Court in Toronto, Ontario, to secure a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

The Company is also enforcing patents against generic challengers in China (Patanol®), Chile (Vigamox®) and Korea (Patanol®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc. Synergetics asserted damages that it claimed could exceed $100 million.  In 2008 and 2009, subsidiaries of the Company filed two suits against Synergetics for patent infringement in the U.S. District Court for the Northern District of Texas in Fort Worth.  Synergetics answered the complaints.  A series of counterclaims and motions followed.  On April 23, 2010, the parties entered a Confidential Settlement and License Agreement together with a Supply Agreement.  Under the agreements, Alcon paid $32 million in exchange for worldwide rights to sell Synergetics patented vitreoretinal products.  The products will be manufactured by Synergetics and supplied to Alcon.  The agreements also settled all pending litigation between Alcon and Synergetics, including both the antitrust and the patent litigation, and provide a process for future dispute resolution.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  The Company filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case had been set for trial in August 2010 but has been postponed.  No new trial date has been set.  Summary judgment motions were filed by both parties January 7, 2011.  Alcon is seeking summary judgment on noninfringement, invalidity and laches, while Dr. Nielsen is seeking partial summary judgment on invalidity and laches/estoppels.  On January 10, 2011, the court ordered that both parties' motions be stricken and refiled in a "cross-motion" format, the briefing for which was extended by the court until the end of March 2011.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims.  The case has been set for trial on October 17, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

Alcon and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

Alcon and its subsidiaries are obligated to comply with the laws of each of the many countries in which we operate, covering a broad range of activities.  Despite our efforts, any failure to comply with law could lead to substantial liabilities that may not be covered by insurance, and could affect our business and reputation.

The Company is subject to various legal proceedings, including legal proceedings relating to Novartis's January 2010 merger proposal.  The Company may also be subject to additional legal proceedings in the future.  Such proceedings could relate to, among other things, product liability, commercial disputes, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety, environmental, tax, privacy, intellectual property matters and the proposed merger with Novartis.  Such proceedings are inherently unpredictable, and large verdicts sometimes occur.  As a consequence, the Company may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flows, and the price of Alcon's common shares may be affected by speculation concerning the potential outcome of legal proceedings.

The Company is subject to governmental oversight and associated civil and criminal enforcement relating to drug and medical device advertising, promotion and marketing, and such enforcement is evolving and intensifying.  Other parties, including private plaintiffs, also are commonly bringing suit against pharmaceutical and medical device companies, alleging off-label marketing and other violations.  Given the significant risks associated with such enforcement and suits, the Company has adopted enhanced compliance controls over our advertising, marketing and promotional activities, among other areas.  However, there remains substantial risk in this area given evolving enforcement theories and increasing claims brought by governmental and private parties.

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

8.	DIVIDEND POLICY

Under the merger agreement with Novartis dated December 14, 2010, Alcon has agreed not to pay dividends pending completion of the merger.

B.	SIGNIFICANT CHANGES
None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

1.	EXPECTED PRICE

                   Not Applicable.

2.	METHOD TO DETERMINE EXPECTED PRICE
                   Not Applicable.

3.	PRE-EMPTIVE EXERCISE RIGHTS
                   Not Applicable.

4.	STOCK PRICE HISTORY

The following table lists the high and low closing market prices for Alcon's common shares for the periods indicated as reported:

	High	Low
Year ended December 31,
2006	$138.12	$93.24
2007	153.91	109.80
2008	175.47	67.98
2009	166.00	76.34
2010	170.18	135.00

Year ended December 31,
2009: First quarter	95.14	76.34
Second quarter	117.74	86.28
Third quarter	143.53	112.50
Fourth quarter	166.00	136.23

2010: First quarter	163.27	152.51
Second quarter	161.38	135.00
Third quarter	168.21	148.54
Fourth quarter	170.18	157.25

Month of:
September 2010	168.21	162.98
October 2010	170.18	166.60
November 2010	168.00	157.25
December 2010	164.10	160.38
January 2011	163.70	162.28
February 2011	165.43	163.82

5.	TYPE AND CLASS OF SECURITIES
                      Not Applicable.

6.	LIMITATIONS OF SECURITIES
                      Not Applicable.
7.	RIGHTS CONVEYED BY SECURITIES ISSUED
                      Not Applicable.

B.	PLAN OF DISTRIBUTION

                      Not Applicable.

C.	MARKETS FOR STOCK

                      Alcon's common shares are listed for trading on the NYSE and are traded under the symbol "ACL".

D.	SELLING SHAREHOLDERS

                      Not Applicable.

E.	DILUTION FROM OFFERING

                      Not Applicable.

F.	EXPENSES OF OFFERING

                      Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

                      Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Alcon, Inc. is registered in the commercial register of the Canton of Zug, Switzerland under number CH-170.3.017.372-9.

As of December 31, 2010, our issued share capital was CHF 61,008,996.60 on 305,044,983 common shares at CHF 0.20 par value per common share.

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

Share Certificates

We issue certificates evidencing our common shares to our shareholders of record, unless shares are held in uncertificated position through the DTC's book-entry Direct Registration System.

Transfers of Common Shares

Beneficial owners of our common shares, as well as registered owners with uncertificated positions, may transfer their shares through the DTC's book-entry Direct Registration System.  Common shares held of record represented by share certificates may be transferred only by delivery of the share certificates representing those common shares duly endorsed or accompanied by an executed stock power.  A transferee who wishes to become a shareholder of record must deliver the duly executed certificate in a form proper for transfer to our transfer agent and registrar, BNY Mellon Shareowner Services, in order to be registered in our share register (Aktienregister).

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

Preferred Shares

As of December 31, 2010, no Alcon preferred shares were authorized, issued or outstanding.

Future Share Issuances

Under Swiss law, all decisions with respect to capital increases, whether of common or nonvoting preferred shares and whether for cash, non-cash or no consideration, are subject to the approval or authorization by shareholders.

Creation of Conditional Share Capital for the Amended 2002 Alcon Incentive Plan

As of December 31, 2010, our share capital may be increased by a maximum aggregate amount of CHF 3,041,843.40 through the issuance of a maximum of 15,209,217 fully paid common shares, subject to adjustments to reflect share splits, upon the exercise of options to purchase common shares.  New common shares will be issued upon the exercise of options which our management, employees and directors may be granted pursuant to the Amended 2002 Alcon Incentive Plan.  The grant of these options and the issuance of the underlying common shares upon option exercises will not entitle our shareholders to preemptive rights.  The exercise price of the stock options shall be no less than the market price of common shares upon the date of grant of the options.  See "Management-Amended 2002 Alcon Incentive Plan."

At December 31, 2010, 12,625,084 common shares, including 1,028,693 common shares during 2010, had been issued cumulatively from conditional share capital pursuant to the exercise of stock options and restricted share units granted under the Amended 2002 Alcon Incentive Plan.  Another 2,165,699 shares of conditional capital were issued in 2002 as contingent restricted shares; for which the last condition for vesting expired January 1, 2006.

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

The 2011 annual general meeting of shareholders is scheduled for April 7, 2011 in Zug, Switzerland.

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

Powers and Duties

Pursuant to Swiss corporate law, our shareholders have the exclusive right to decide on the following matters:

·	adoption and amendment of our Articles of Association;

·	election of members of our board of directors, statutory auditors and the special auditors;

·	approval of our annual report, our statutory financial statements and our consolidated financial statements;

·	payments of dividends and any other distributions to shareholders;

·	discharge of the members of our board of directors from liability for previous business conduct to the extent such conduct is known to the shareholders; and

·	any other resolutions which are submitted to a shareholders' meeting pursuant to law, our Articles of Association or by voluntary submission by our board of directors.

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

Action by Shareholders

At a shareholders' meeting, all voting takes place by a show of hands, unless voting by ballot is resolved by a majority vote of shareholders present or ordered by the chairman of the meeting or unless voting is done by electronic form as ordered by the chairman of the meeting.  Resolutions of shareholders generally require the approval of a majority of the common shares represented at a shareholders' meeting, with abstentions having the effect of votes against the resolution.  Shareholders' resolutions requiring the affirmative vote of a majority of the common shares represented at a shareholders' meeting include:

·	amendments to our Articles of Association, unless the amendment is subject to the requirement that it be approved by holders of two-thirds of our common shares represented at a shareholders' meeting;

·	elections of directors and auditors;

·	approval of our annual report, statutory financial statements and consolidated financial statements;

·	payment of dividends;

·	decisions to discharge the directors and management from liability for matters disclosed to the shareholders' meeting; and

·	ordering of an independent investigation into specific matters proposed to the shareholders' meeting (Sonderprüfung).

Pursuant to Swiss corporate law, the affirmative vote of two-thirds of the common shares represented at a shareholders' meeting is required to approve:

·	changes in our business purpose;

·	the creation of shares having different par values, each of which is entitled to one vote (i.e., dual-class common shares);

·	the creation of restrictions on the transferability of common shares;

·	the creation of authorized share capital or conditional share capital;

·
an increase in our share capital by way of capitalization of reserves (Kapitalerhöhung aus Reserven), against contribution in kind (Sacheinlage), for the acquisition of assets (Sachübernahme), as well as involving the grant of preferences;

·	a restriction or elimination of preemptive rights of shareholders in connection with a share capital increase;

·	a relocation of our place of incorporation;

·	the dissolution of the Company; and

·	a merger, a demerger or a conversion according to the Swiss Merger Act.

In addition, our Articles of Association require the approval of a supermajority of at least two-thirds of the common shares represented at a shareholders' meeting to:

·	create or abolish any restrictions on the exercise of voting rights;

·	abolish any applicable restrictions on the transferability of shares;

·	convert registered shares into bearer shares and vice versa; and

·	modify any provisions in our Articles of Association requiring actions to be approved by a supermajority of the common shares represented at a shareholders' meeting.

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

Dissolution; Merger

We may be dissolved at any time with the approval of two-thirds of the common shares represented at a shareholders' meeting.  Swiss law also requires the approval of two-thirds of the common shares represented at a shareholders' meeting in case of (i) a merger, (ii) a demerger or (iii) a conversion.  Furthermore, our Independent Director Committee believes our Organizational Regulations provide that our board of directors may only approve a decision with respect to a merger, takeover, other business combination or related party transaction of Alcon with its majority shareholder if a majority of the Independent Director Committee so recommends; however, we cannot predict the outcome of any proceeding that might be initiated to interpret or challenge this position.  Dissolution by court order is possible if we become bankrupt, or for cause at the request of shareholders holding at least 10% of our share capital.  Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up par value of shares held, subject to a Swiss withholding tax of 35% on the amount exceeding the paid-up par value.  See "Taxation-Swiss Tax Considerations-Swiss Withholding Tax on Dividends and Similar Distributions."

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

Our Articles of Association provide that the term of office for each director is three years, with the interval between two annual general meetings being deemed a year for this purpose.  The initial term of office for each director will be fixed in such a way as to assure that about one-third of all the members must be newly elected or re-elected every year.  Swiss law permits staggered terms for directors.  Non-executive directors currently may only be appointed for up to four terms of office.  Our Organizational Regulations provide that directors will retire from office no later than the annual general meeting after their 72nd birthday.

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

Our Organizational Regulations set forth that they may be amended with the approval of two-thirds of the members of our board of directors attending a meeting, except as otherwise provided in our Organizational Regulations with respect to the Independent Director Committee.

Certain Anti-Takeover Provisions

Business Combinations

Pursuant to our Organizational Regulations, certain mergers, takeovers or other business combinations involving us must be approved by a majority of the Independent Director Committee, which is charged with protecting the interests of minority shareholders, as well as by the full board of directors.

The Independent Director Committee is charged with protecting the interests of minority shareholders.  It has to evaluate and decide upon (i) a proposed merger, takeover, business combination or related party transaction of Alcon with its majority shareholder or any group company of the majority shareholder, (ii) a proposed bid for the minority shareholdings of Alcon by any entity owning a majority of our outstanding voting rights or (iii) a proposed repurchase by us of all of our shares not owned by an entity owning a majority of the outstanding voting rights of Alcon.  The Independent Director Committee believes our board of directors may only approve a decision with respect to any of these matters if a majority of the Independent Director Committee so recommends; however, we cannot predict the outcome of any proceeding that might be initiated to interpret or challenge this position.

Since our common shares are not listed on any Swiss stock exchange, the restrictions on implementing a poison pill set forth in the Swiss Act on Stock Exchanges and Securities Trading, which we refer to as the "Swiss Stock Exchange Act," are not applicable to us. Anti-takeover measures implemented by our board of directors would be restricted by the principle of equal treatment of shareholders and the general rule that new shares may only be issued based on a shareholders' resolution; this rule generally bars a board of directors from issuing shares or options to all shareholders other than a hostile bidder.  Shareholders may, however, implement certain anti-takeover measures through a shareholders' resolution.

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

Auditors and Special Auditors

In May 2010, the shareholders re-elected KPMG AG as Auditors for a one-year term of office. KPMG AG meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies.  To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG AG will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA).  KPMG LLP also was retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.  The shareholders re-elected OBT AG, Zurich, as special auditors for a one-year term of office.  OBT AG meets the requirements of the Swiss Federal Code of Obligations for auditing Swiss public companies.  The auditors and the special auditors are elected for a term ending at our next annual general shareholders' meeting.

Shares Eligible for Future Sale

Our common shares held by Novartis are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

C.	MATERIAL CONTRACTS

Except as noted below, we are not party to any material contracts other than those entered into in the ordinary course of business.

1.
The Company's $2.0 billion Commercial Paper Program (the "CP Program"), under which Nestlé guaranteed the commercial paper issued and assisted in its management, was terminated prior to the change of majority ownership.  We paid Nestlé an annual fee based on the average outstanding commercial paper balances. We believe that fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the CP Program were comparable to the fees that would be paid in an arm's length transaction.  Total fees paid to Nestlé for the years ended December 31, 2010, 2009 and 2008 were less than $1 million in each year.

In October 2005, the parties executed a Guarantee Fee and Commercial Paper Program Services Agreement (the "Services Agreement"), effective as of October 28, 2002, which is incorporated by reference as an exhibit to this annual report.  Through this Services Agreement, the parties more formally documented the pre-existing CP Program.  The Services Agreement stated that Nestlé would:  (i) provide a guarantee in favor of the holders of notes issued by Alcon Capital Corporation, Alcon, Inc.'s indirect wholly owned subsidiary, as part of the CP Program and (ii) manage the CP Program.  This agreement also was terminated prior to the change of majority ownership.

2.	All prior lending commitments under unsecured demand notes payable to various Nestlé affiliates were terminated prior to the change of majority ownership.

3.
On January 1, 2004, the Company entered into an agreement whereby Nestec S.A., an affiliate of Nestlé, provided certain treasury and investment services for the Company for a fee that was comparable to fees that would be paid in an arm's length transaction.  The agreement was terminated prior to the change of majority ownership.  Total fees paid to Nestec S.A. for the years ended December 31, 2010, 2009 and 2008 were $1 million or less annually.

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

5.
On January 15, 2009, Alcon, Inc. entered into a services agreement with Cary R. Rayment in which Alcon agreed to appoint Mr. Rayment as the non-executive chairman of its board of directors, commencing on April 1, 2009, following his retirement as the Company's President and Chief Executive Officer.  The term of the agreement commenced on April 1, 2009 and renews automatically on an annual basis thereafter unless or until terminated by either party upon thirty days written notice.  Mr. Rayment was paid the customary Alcon, Inc. director compensation plus an additional amount relating to his duties as non-executive chairman of the board.

On October 24, 2010, Mr. Rayment ceded his position as chairman of the board and was appointed vice chairman.  At the December 2010 meeting, the board approved extending Mr. Rayment's agreement with the same remuneration on a monthly basis for his service as vice chairman of the board until the next annual general meeting of the shareholders.

6.
On February 27, 2008, Alcon entered into a letter agreement with Sabri Markabi, M.D. for the position of Senior Vice President, Research and Development.  Pursuant to the terms of the agreement, Alcon will pay Dr. Markabi a monthly base salary and he will be eligible for an annual performance bonus based upon the achievement of mutually agreed upon performance objectives.  If Alcon, Inc. undergoes a change of control and Dr. Markabi's employment with Alcon or the successor entity is terminated without cause or there is a material reduction in his responsibilities or a change in geographic location for his performance six months preceding or one year following such a change of control, Alcon or the successor entity will pay Dr. Markabi a lump sum payment.  The agreement provides that Dr. Markabi is eligible to participate in and receive various benefits under the programs generally available to members of Alcon's senior management.

7.
On December 21, 2009, Alcon entered into a letter agreement with Merrick R. McCracken for the position of Senior Vice President, Global Human Resources.  Pursuant to the terms of the agreement, Alcon will pay Mr. McCracken an annual base salary and he will be eligible for an annual performance bonus based upon the achievement of mutually agreed upon performance objectives.  If Alcon, Inc. undergoes a change of control and Mr. McCracken's employment with Alcon or the successor entity is terminated without cause or there is a material reduction in his responsibilities or a change in geographic location for his performance six months preceding or one year following such a change of control, Alcon or the successor entity will pay Mr. McCracken a lump sum payment.  The agreement provides that Mr. McCracken is eligible to participate in and receive various benefits under the programs generally available to members of Alcon's senior management.

8.
On July 6, 2010, Alcon entered into an agreement to acquire privately held LenSx Lasers, Inc., a surgical device company located in Aliso Viejo, CA.  LenSx has developed and is nearing commercialization of a femtosecond laser system for use in cataract surgery.  Alcon paid LenSx stockholders $367 million in cash at closing and agreed to contingent payments of up to $383 million based on achievement and over-achievement of annual revenue targets over the next 5 years.  Following regulatory approval, the transaction closed on August 18, 2010.

9.
On July 7, 2010, Alcon, as grantor, entered into the Alcon Litigation Trust Agreement with Thomas G. Plaskett, Joan W. Miller and Lodewijk J.R. De Vink, as trustees.  The irrevocable Trust was established under New York law pursuant to a resolution of the Alcon board of directors.  The Trust, which was funded with $50 million, is intended to provide the financial means to commence, defend or maintain litigation relating to any transaction between Alcon and a majority shareholder, including the transaction contemplated by the merger proposal announced by Novartis on January 4, 2010.  The Trust was dissolved and its property was returned to Alcon in December 2010 in connection with entry into the merger agreement below.

10.
On December 14, 2010, Novartis and Alcon entered into a merger agreement whereby the parties agree that, subject to certain conditions, Novartis and Alcon shall merge pursuant to Swiss law and in accordance with the merger agreement.  Novartis shall be the acquiring company which shall continue to operate, and Alcon shall be the transferring company which shall be dissolved upon completion.  By operation of law, Alcon's assets, liabilities and contracts shall be transferred to Novartis in their entirety.

D.	EXCHANGE CONTROLS

Other than in connection with government sanctions that may currently be imposed on Belarus, the Democratic Republic of Congo, Guinea, the Islamic Republic of Iran, Republic of Iraq, Ivory Coast, Lebanon, Liberia, Myanmar (Burma), the Democratic People's Republic of Korea (North Korea), Sierra Leone, Sudan, Somalia, Zimbabwe, Eritrea, persons related to the assassination of Rafik Hariri, on certain persons from the former Republic of Yugoslavia, and on persons or organizations with links to Osama bin Laden, the "al-Qaeda" group or the Taliban, and any other similar sanctions that the Swiss government may impose against various countries, regimes or parties, there are currently no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

E.	TAXATION

The following is a summary of the material Swiss tax and U.S. Federal income tax considerations relevant to the ownership, acquisition and disposition of our common shares.  By its nature, this summary includes only a general discussion of such tax consequences and as such is not intended to be relied upon as tax advice.  DUE TO THE INHERENTLY INDIVIDUAL AND FACT SPECIFIC NATURE OF TAX CONSEQUENCES, ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF COMMON SHARES, INCLUDING THE EFFECTS OF SWISS FEDERAL, U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAXES.

For purposes of this discussion, a "U.S. Holder" is a holder that is any one of the following:

·	an individual who is a citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

·	an estate the income of which is subject to U.S. Federal income taxation regardless of its source;

·
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

·	a person otherwise subject to U.S. Federal income tax on its worldwide income.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the partner's circumstances and upon the activities of the partnership.  Partners of partnerships holding these common shares should consult their tax advisors as to the tax consequences of owning or disposing of common shares.

For purposes of this discussion, a "Swiss Holder" is any one of the following:

·	an individual who is a resident of Switzerland;

·	corporations and other legal entities that are incorporated in Switzerland;

·	corporations and other legal entities that are effectively managed and controlled in Switzerland;

·	a person otherwise subject to Swiss tax on its worldwide income; or

·	corporations or other legal entities that hold our common shares as part of a permanent establishment located in Switzerland.

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

The summary is not intended to apply to holders of common shares in particular circumstances, such as:

·	dealers in securities;

·	traders in securities who elect to apply a mark-to-market method of tax accounting;

·	financial institutions;

·	regulated investment companies;

·	tax-exempt organizations;

·	insurance companies;

·	persons holding common shares as part of a hedging, straddle, conversion or other integrated transaction;

·	holders who hold their common shares other than as capital assets;

·	persons whose functional currency is not the U.S. dollar;

·	certain U.S. expatriates;

·	Swiss Holders of common shares with a value of at least CHF 1 million;

·	persons subject to the U.S. alternative minimum tax; and

·	holders of common shares that will own directly or indirectly, or will be deemed to own, 10% or more of either the total voting power or the total value of our stock.

Furthermore, this summary does not describe all the tax considerations relevant to persons who acquired common shares pursuant to compensatory arrangements.

Swiss Tax Considerations

Swiss Withholding Tax on Dividends and Similar Distributions

Dividends paid and other similar cash or in-kind distributions that are not a repayment of the nominal value of the shares or of qualifying additional paid-in capital made by us to a holder of common shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax at a rate of 35%.  The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration.
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

As of January 1, 2011, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries.

Albania	France	Luxembourg	Serbia
Algeria	Germany	Macedonia	Singapore
Argentina	Ghana	Malaysia	Slovak Republic
Armenia	Greece	Mexico	Slovenia
Australia	Hungary	Moldova	South Africa
Austria	Iceland	Mongolia	South Korea
Azerbaijan	India	Montenegro	Spain
Bangladesh	Indonesia	Morocco	Sri Lanka
Belarus	Iran	Netherlands	Sweden
Belgium	Israel	New Zealand	Thailand
Bulgaria	Italy	Norway	Trinidad and Tobago
Canada	Ivory Coast	Pakistan	Tunisia
Chile	Jamaica	People's Republic of China	Ukraine
Croatia	Japan	Philippines	United Kingdom
Czech Republic	Kazakhstan	Poland	United States
Denmark	Kuwait	Portugal	Uzbekistan
Ecuador	Kyrgyzstan	Qatar	Venezuela
Egypt	Latvia	Republic of Ireland	Vietnam
Estonia	Liechtenstein	Romania
Finland	Lithuania	Russia

In addition, new treaties have been signed with Colombia, Georgia, Hong Kong, Malta, Tajikistan, Turkey and Uruguay.  These treaties are not yet in force, however.  By exchange of notes, extension of the 1954 Treaty with the United Kingdom applies to Antigua and Barbuda, Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Malawi, Montserrat, St. Kitts and Nevis, Anguilla, St. Lucia, St. Vincent and Zambia.  By exchange of notes, the 1973 Treaty with Denmark applies to the Faroe Islands.

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

Capital Gains Realized on Common Shares

Swiss Holders

A Swiss Holder who is an individual resident in Switzerland for tax purposes holding common shares as part of his or her private property generally is exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of the shares, unless such individual is qualified as a security trading professional for income tax purposes.  Gains realized upon a repurchase of the common shares by us for the purpose of a capital reduction are characterized as taxable distributions.  The same is true for gains realized upon a repurchase of the common shares if we were not to dispose of the repurchased shares within six years after the repurchase or such shares were repurchased in view of a capital reduction.  Taxable income would be the difference between the repurchase price and the nominal value of the common shares and qualifying additional paid-in capital.

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

In both cases, capital gains would be the surplus (if any) of sales proceeds over tax book value.

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

        Stamp Taxes upon Transfer of Securities

The transfer of common shares by any holder may be subject to a Swiss securities transfer tax of up to 0.15% calculated on the transaction value if it occurs through or with a Swiss bank or other securities dealer as defined in the Swiss Federal Stamp Tax Act.  The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers or exempt entities.  Transactions in common shares effected by or through non-Swiss financial institutions are generally not subject to Swiss securities transfer tax, but may be subject to other local stamp taxes, stock exchange levies or other duties.

U.S. Federal Income Tax Considerations for U.S. Holders

Taxation of Dividends

The gross amount of a distribution made by us, including any amounts of Swiss tax withheld, will be taxable to a U.S. Holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes.  The Company is a "qualified foreign corporation," and thus dividend income received by an individual taxpayer (assuming certain holding period requirements are met) generally is taxable to such U.S. Holder at the rate imposed on net capital gains, which currently cannot exceed 15%.  Dividends received on common shares will not be eligible for the dividends received deduction generally allowed to corporations.

Distributions in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a U.S. Holder to the extent of the U.S. Holder's tax basis in its common shares.  To the extent that such distributions are in excess of the U.S. Holder's basis in its common shares, the distribution will constitute gain from the deemed sale or exchange of the U.S. Holder's shares.  See "Tax on Sale or Exchange of Common Shares" below.

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

·
fails to furnish his or her taxpayer identification number to the U.S. financial institution that is in charge of the administration of that holder's common shares or any other person responsible for the payment of dividends on the common shares;

·	furnishes an incorrect taxpayer identification number;

·
is notified by the U.S. Internal Revenue Service that he or she has failed to properly report payments of interest or dividends and the U.S. Internal Revenue Service has notified us that the individual holder is subject to backup withholding; or

·	fails, under specified circumstances, to comply with applicable certification requirements.

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

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position. At December 31, 2010, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.2% at December 31, 2010) instrument.  At December 31, 2010, the fair value of the interest rate swap was less than $1 million, based on market data, including the relevant interest rate.  The equivalent notional principal amount at December 31, 2010 was $61 million.

At December 31, 2010, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

		Annual Pretax Earnings Effect
	Fair Value/	100 Basis	100 Basis
	Notional Amount	Points Decrease	Points Increase
	Segment	in Rates	in Rates
Variable Rate Instruments		(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$2,525	$(25)	$25

Liabilities:
Short Term Debt - Variable Rate	337	3	(3)
Interest Rate Swaps – Variable Rate	61	1	(1)

Net		$(21)	$21

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters.  The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $1,281 million at December 31, 2010, of which $560 million were U.S. government and agency securities, $9 million were mortgage-backed securities, $690 million were corporate debt securities, and $22 million were certain other investments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 16% of the outstanding balance of gross accounts receivable; however, no single customer accounted for more than 10% of the Company's consolidated sales in the year ended December 31, 2010.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 24 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk.  This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

In certain countries in the European Union, many of our government customers have significantly delayed payment of amounts owed to us for their purchase of our products.  This has increased our exposure to credit risk in these countries.  We regularly review these risks and take appropriate actions related to them.

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

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates.  Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations primarily would offset gains or losses on the underlying foreign currency assets or liabilities.  Regarding foreign currency forward contracts, an instantaneous 10% appreciation in the value of foreign currencies against the U.S. dollar at December 31, 2010 would have decreased our earnings before income taxes by approximately $68 million.  We believe that such losses would be offset primarily by gains on the underlying foreign currency assets or liabilities.

At December 31, 2010, our financial instruments included $680 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

Other Market Risk

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of market conditions late in 2008.  In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and real estate investment trusts in an effort to reduce investment portfolio volatility.  In January 2009, the Company sold its investment in real estate investment trusts. The Company filed redemption requests with the managers of the hedge funds and received the majority of the proceeds of these redemptions during 2009.  Proceeds from these liquidations in 2009 were reinvested primarily in cash, cash equivalents and investment-grade fixed income investments.  The Company expects to receive additional proceeds from the remaining hedge funds redemptions during 2011.

The Company's hedge fund investments are professionally managed by firms with long term performance records.  Asset allocation and manager performance are monitored regularly.  At December 31, 2010, the fair value of the Company's hedge funds was $6 million.  The hedge funds were classified as trading securities.

The values of these investments are subject to market price volatility.  The potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10% would be a reduction of $1 million or an increase of $1 million, respectively.  While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently.  Security market prices change in a more complex fashion than presented.

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

Based on this evaluation, the Company's chief executive officer and its chief financial officer concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Based on this evaluation, the Company's chief executive officer and its chief financial officer concluded that as of the Evaluation Date, the Company's disclosure controls and procedures also were effective to provide reasonable assurance that material information required to be disclosed by the Company in reports it files or submits under the Exchange Act were accumulated and communicated to the Company's chief executive officer and its chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

The aggregate worldwide fees billed by KPMG LLP and its affiliates for professional services to the Company were $7.8 million in 2010 and $6.1 million in 2009, as noted below.

	2010	2009
	(in thousands)

Audit fees (1)	$7,306	$5,790
Audit-related fees (2)	57	57
Tax fees (3)	353	240
All other fees (4)	78	47
Total fees	$7,794	$6,134
(1)
Audit fees represent fees for professional services provided for the integrated audit of the Company's annual financial statements, review of the Company's quarterly financial statements, and statutory audits for the Company's worldwide subsidiaries/affiliates.  In 2010, audit fees include additional fees related to the change of majority ownership and reporting to Novartis, for which the Company expects reimbursement from Novartis.

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

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations.  All fees disclosed for the fiscal years ended December 31, 2010 and 2009 have been approved by the Audit Committee, subject to the policy and procedures described below.

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 6E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the year ended December 31, 2010 by or on behalf of Alcon or any "affiliated purchaser," of its common shares that are registered pursuant to Section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number of
	Total Number of	Average Price	as Part of Publicly	Shares That May Yet
	Shares Purchased	Paid	Announced Plans or	Be Purchased under the
Period	(a)(b)(c)	per Share	Programs (a)(b)(c)	Plans or Programs (d)(e)

January 1 to 31, 2010	4,369	155.67	4,369	1,759,660
February 1 to 28, 2010	41,175	157.58	41,175	1,718,485
March 1 to 31, 2010	10,204	162.33	10,204	1,708,281
April 1 to 30, 2010	19,028	152.88	19,028	1,689,253
May 1 to 31, 2010	1,174	151.76	1,174	1,688,079
June 1 to 30, 2010	820	148.21	820	1,687,259
July 1 to 31, 2010	1,560	152.89	1,560	1,685,699
August 1 to 31, 2010	74,600	160.28	74,600	1,611,099
September 1 to 30, 2010	28,456	165.21	28,456	1,582,643
October 1 to 31, 2010	9,679	167.21	9,679	1,572,964
November 1 to 30, 2010	6,531	167.12	6,531	1,566,433
December 1 to 31, 2010	9,493	161.28	9,493	1,556,940
Total	207,089	160.18	207,089	N/A

(a)	Based on settlements occurring within the month.

(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)
In addition to the purchases disclosed in this table, during 2010 the Company also acquired 239 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)
On September 7, 2007, Alcon's board of directors authorized the purchase in the market of up to 2,000,000 Alcon common shares.  The Company plans to use the acquired shares to cover the expected future exercises of employee share-based awards.  From time to time, the Company may purchase shares in the open market.

(e)
In 2008, as a result of the agreement between Nestlé and Novartis discussed in note 16 to the consolidated financial statements, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company has continued to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

ITEM 16F.    CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

In addition, certain of the NYSE's corporate governance standards allow for an exemption for "controlled companies," as defined under the NYSE listing standards.  The NYSE listing standards require a controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination.  Alcon has determined that it is a controlled company for purposes of the NYSE listing standards, as approximately 77% of the outstanding common shares of Alcon are owned by Novartis AG, and Novartis has the right to appoint six of the eleven members of our board of directors.  The second table below identifies the NYSE listing standards from which Alcon has elected to use the controlled company exemption.

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

NYSE rules under which Alcon claims exemption as a controlled company	Alcon's practice
A majority of the directors of a U.S. listed company's board must be independent.	Alcon's board consists of (i) three independent directors, (ii) six directors that were designated by Novartis, (iii) the vice chairman and (iv) the CEO of Alcon Laboratories, Inc.
A U.S. listed company's nominating/corporate governance committee must be composed entirely of independent directors.

Alcon's nominating/corporate governance committee is composed of at least two independent directors and at least one director designated by Novartis as long as Novartis remains as Alcon, Inc.'s majority shareholder.

A U.S. listed company's compensation committee must be composed entirely of independent directors.	Alcon's compensation committee is composed of at least two independent directors and at least one director designated by Novartis as long as Novartis remains as Alcon, Inc.'s majority shareholder.

          PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page Reference
ALCON, INC. AND SUBSIDIARIES:
Management's Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2010 and 2009	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2010, 2009 and 2008	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2010, 2009 and 2008	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2010, 2009 and 2008	F-8
Notes to Consolidated Financial Statements	F-9

ITEM 19.  EXHIBITS

EXHIBIT INDEX

Exhibit
No.	Description
1.1	Registrant's Articles of Association, as of January 20, 2011
(Incorporated by reference to Exhibit 99.1 of Registrant's Report on
Form 6-K filed on February 10, 2011)
1.2	Registrant's Organizational Regulations, as of February 2, 2011
2.1	The Registrant agrees to furnish copies of any instruments defining the rights of holders of long term debt of the Registrant and its consolidated subsidiaries to the Commission upon request.
4.1	Amended 2002 Alcon Incentive Plan effective January 1, 2010
(Incorporated by reference to Exhibit 99.1 to the Registrant's Registration
Statement on Form S-8 filed on October 29, 2009, File No. 333-162738)
4.2	Alcon Executive Deferred Compensation Plan
(Incorporated by reference to Exhibit 99.1
of Registrant's Report on Form 6-K filed on March 5, 2009)
4.3	Alcon 401(k) Retirement Plan and Trust
(Incorporated by reference to Exhibit 99.1 to the Registrant's Registration
Statement on Form S-8 filed on October 29, 2009, File No. 333-162736)
4.4	Alcon Excess 401(k) Plan
(Incorporated by reference to Exhibit 99.5
of Registrant's Report on Form 6-K filed on March 5, 2009)
4.5	Alcon Supplemental Executive Retirement Plan for Alcon Holdings, Inc.
and Affiliated Entities
(Incorporated by reference to Exhibit 99.2 of Registrant's Report on Form 6-K filed on March 5, 2009)
4.6	Alcon Supplemental Executive Retirement Plan for Alcon, Inc. as
Successor to Alcon Holdings, Inc. and Affiliated Entities
(Incorporated by reference to Exhibit 99.3 of Registrant's Report on Form 6-K filed on March 5, 2009)
4.7	Alcon Supplemental Executive Retirement Plan II for Alcon, Inc. as
Successor to Alcon Holdings, Inc. and Affiliated Entities
(Incorporated by reference to Exhibit 99.4 of Registrant's Report on Form 6-K filed on March 5, 2009)
4.8	Amended and Restated Registration Rights Agreement dated as of
December 10, 2009 between Alcon, Inc. and Nestlé S.A.
(Incorporated by reference to Exhibit 99.2 of Registrant's Report on Form 6-K filed on March 11, 2010)
4.9	Registration Rights Agreement dated as of December 10, 2009 between
Alcon, Inc. and Novartis AG
(Incorporated by reference to Exhibit 99.3 of Registrant's Report on Form 6-K filed on March 11, 2010)
4.10	Shareholder Coordination Letter Agreement dated December 10, 2009 between Alcon, Inc., Nestlé S.A. and Novartis AG
(Incorporated by reference to Exhibit 99.1 of Registrant's Report on Form 6-K filed on March 11, 2010)
4.11	Stock Purchase Agreement between Alcon Holdings Inc. and LenSx Lasers
Inc. and the Shareholders Listed Herein and William Link and James
Garvey as the Sellers' Representatives dated July 6, 2010
(Incorporated by reference to Exhibit 99.1 to the Registrant's Report on
Form 6-K filed on July 9, 2010)
4.12	Alcon Litigation Trust Agreement dated July 7, 2010, between Alcon, as grantor, and Thomas G. Plaskett, Joan W. Miller and Lodewijk J.R. de
Vink, as trustees.

EXHIBIT INDEX (continued)

Exhibit
No.	Description
4.13	Merger Agreement dated December 14, 2010 between Novartis AG and
Alcon, Inc.
(Incorporated by reference to Exhibit 99.1 to the Registrant's
Report on Form 6-K filed on December 16, 2010)
8.1	Significant Subsidiaries of the Registrant
(Incorporated by reference to Exhibit 8.1 to the Registrant's Annual Report on Form 20-F filed on March 17, 2009)
12.1	Certification of Chief Executive Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
12.2	Certification of Chief Financial Officer Required by
Rule 13a-14(a) (17 CFR240.13a-14(a)) or Rule 15d-14(a)
(17 CFR240.15d-14(a))
13.1	Certification Furnished Pursuant to 18 U.S.C. Section 1350 as
adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document

          SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alcon, Inc.
(Registrant)

/s/ Robert Karsunky
Robert Karsunky, Senior Vice President, Finance,
Chief Financial Officer and Corporate Strategy Officer

Date:
March 18, 2011

INDEX TO FINANCIAL STATEMENTS

Page
Reference
ALCON, INC. AND SUBSIDIARIES:
Management's Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets - December 31, 2010 and 2009	F-5
Consolidated Statements of Earnings - Years ended
December 31, 2010, 2009 and 2008	F-6
Consolidated Statements of Shareholders' Equity and
Comprehensive Income - Years ended December 31,
2010, 2009 and 2008	F-7
Consolidated Statements of Cash Flows - Years ended
December 31, 2010, 2009 and 2008	F-8
Notes to Consolidated Financial Statements	F-9

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

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010.  In making this assessment, it used the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has concluded that, as of December 31, 2010, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Kevin J. Buehler	/s/ Robert Karsunky
Kevin J. Buehler	Robert Karsunky
President and	Senior Vice President, Finance,
Chief Executive Officer	Chief Financial Officer and Corporate Strategy Officer

February 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcon, Inc.'s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 1, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
February 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited Alcon, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control--Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
February 1, 2011

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$2,525	$3,007
Short term investments	889	479
Trade receivables, net	1,483	1,346
Inventories	693	626
Deferred income tax assets	172	162
Other current assets	307	213

Total current assets	6,069	5,833
Long term investments	398	73
Property, plant and equipment, net	1,388	1,304
Intangible assets, net	953	255
Goodwill	833	688
Long term deferred income tax assets	261	391
Other assets	171	142

Total assets	$10,073	$8,686

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$370	$321
Short term borrowings	337	607
Current maturities of long term debt	62	--
Other current liabilities	1,022	1,047

Total current liabilities	1,791	1,975

Long term debt, net of current maturities	--	56
Long term deferred income tax liabilities	65	59
Other long term liabilities	965	691
Contingencies (note 17)
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 320,254,200
shares authorized; 305,044,983 shares issued and 302,390,266 shares outstanding at December 31, 2010;
304,016,290 shares issued and 299,550,733 shares
outstanding at December 31, 2009	42	42
Additional paid-in capital	1,669	1,535
Accumulated other comprehensive income	98	203
Retained earnings	5,706	4,533
Treasury shares, at cost; 2,654,717 shares at December 31, 2010;
and 4,465,557 shares at December 31, 2009	(263)	(408)

Total shareholders' equity	7,252	5,905

Total liabilities and shareholders' equity	$10,073	$8,686

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2010	2009	2008
	(in millions, except share data)

Sales	$7,179	$6,499	$6,294
Cost of goods sold	1,675	1,614	1,472

Gross profit	5,504	4,885	4,822
Selling, general and administrative	2,070	1,935	1,961
Research and development	747	665	619
Amortization of intangibles	60	24	29
Other operating expenses	152	--	--

Operating income	2,475	2,261	2,213
Other income (expense):
Gain (loss) from foreign currency, net	(3)	(3)	(21)
Interest income	29	46	76
Interest expense	(9)	(16)	(51)
Other, net	35	25	(134)

Earnings before income taxes	2,527	2,313	2,083
Income taxes	317	306	36

Net earnings	$2,210	$2,007	$2,047

Basic earnings per common share	$7.34	$6.72	$6.86

Diluted earnings per common share	$7.27	$6.66	$6.79

Basic weighted average common shares	300,932,749	298,847,072	298,504,732
Diluted weighted average common shares	304,104,272	301,348,181	301,582,676

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2010, 2009 and 2008

	Common Shares			Accumulated
	Number		Additional	Other
	of Shares		Paid-in	Comprehensive	Retained	Treasury
	Outstanding	Amount	Capital	Income	Earnings	Shares	Total
	(in millions, except share data)

Balance, December 31, 2007	297,662,706	$43	$1,300	$203	$3,392	$(1,563)	$3,375

Comprehensive income:
Net earnings	--	--	--	--	2,047	--	2,047
Change in net unrealized gains
(losses) on investments	--	--	--	(7)	--	--	(7)
Foreign currency translation
adjustments	--	--	--	(89)	--	--	(89)
Unrecognized postretirement
benefits losses and prior
service costs, net of taxes	--	--	--	(27)	--	--	(27)
Total comprehensive income							1,924

Adjustment for new pension plan
measurement date, net of taxes	--	--	--	--	(1)	--	(1)
Share-based payments	--	--	83	--	--	--	83
Share award transactions	2,031,562	--	25	--	(8)	108	125
Tax benefits on share award
transactions	--	--	61	--	--	--	61
Treasury shares acquired	(1,045,915)	--	--	--	--	(127)	(127)
Share cancellation	--	(1)	(21)	--	(981)	1,003	--
Dividends on common shares	--	--	1	--	(750)	--	(749)
Balance, December 31, 2008	298,648,353	42	1,449	80	3,699	(579)	4,691

Comprehensive income:
Net earnings	--	--	--	--	2,007	--	2,007
Change in net unrealized gains
(losses) on investments	--	--	--	40	--	--	40
Foreign currency translation
adjustments	--	--	--	71	--	--	71
Unrecognized postretirement
benefits losses and prior
service costs, net of taxes	--	--	--	12	--	--	12
Total comprehensive income							2,130

Adjustment for acquisition of
noncontrolling interest	--	--	(12)	--	--	--	(12)
Share-based payments	--	--	74	--	--	--	74
Share award transactions	977,202	--	5	--	(2)	52	55
Tax benefits on share award
transactions	--	--	22	--	--	--	22
Treasury shares acquired	(74,822)	--	--	--	--	(7)	(7)
Share cancellation	--	--	(3)	--	(123)	126	--
Dividends on common shares	--	--	--	--	(1,048)	--	(1,048)
Balance, December 31, 2009	299,550,733	42	1,535	203	4,533	(408)	5,905

Comprehensive income:
Net earnings	--	--	--	--	2,210	--	2,210
Change in net unrealized gains
(losses) on investments	--	--	--	(30)	--	--	(30)
Foreign currency translation
adjustments	--	--	--	(43)	--	--	(43)
Unrecognized postretirement
benefits losses and prior
service costs, net of taxes	--	--	--	(32)	--	--	(32)
Total comprehensive income							2,105

Share-based payments	--	--	78	--	--	--	78
Share award transactions	3,046,622	--	(9)	--	--	178	169
Tax benefits on share award
transactions	--	--	65	--	--	--	65
Treasury shares acquired	(207,089)	--	--	--	--	(33)	(33)
Dividends on common shares	--	--	--	--	(1,037)	--	(1,037)
Balance, December 31, 2010	302,390,266	$42	$1,669	$98	$5,706	$(263)	$7,252

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2010	2009	2008
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$2,210	$2,007	$2,047
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	212	194	167
Amortization of intangibles	60	24	29
Share-based payments	78	74	83
Tax benefits from share-based compensation	8	5	8
Deferred income taxes	4	51	(146)
Loss (gain) on sale of assets	(29)	49	12
Loss on impairment of available-for-sale securities	--	--	37
Unrealized depreciation (appreciation) on trading
securities	(6)	(76)	85
Other, net	4	1	7
Changes in operating assets and liabilities, net of
effects from business acquisitions:
Trade receivables	(129)	(144)	(121)
Inventories	(54)	(6)	(79)
Other assets	(116)	(13)	25
Accounts payable	49	118	(8)
Other current liabilities	(27)	100	62
Other long term liabilities	111	32	(176)

Net cash from operating activities	2,375	2,416	2,032
Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(309)	(342)	(302)
Acquisitions of businesses, net of cash acquired	(529)	(149)	(23)
Purchases of intangible assets	(137)	(8)	(26)
Purchases of investments	(2,881)	(1,261)	(1,099)
Proceeds from sales and maturities of investments	2,149	1,362	1,081
Other, net	2	8	4
Net cash from investing activities	(1,705)	(390)	(365)
Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(306)	(492)	(633)
Repayment of long term debt	--	(6)	(2)
Dividends on common shares	(1,037)	(1,048)	(749)
Acquisition of treasury shares	(33)	(7)	(127)
Proceeds from exercise of stock options	169	55	125
Tax benefits from share-based payment
arrangements	57	17	53

Net cash from financing activities	(1,150)	(1,481)	(1,333)

Effect of exchange rates on cash and cash equivalents	(2)	13	(19)

Net increase (decrease) in cash and cash equivalents	(482)	558	315
Cash and cash equivalents, beginning of year	3,007	2,449	2,134

Cash and cash equivalents, end of year	$2,525	$3,007	$2,449
See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Novartis AG.  During July 2008, Nestlé S.A. sold approximately 74 million of its Alcon common shares to Novartis.  At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon.  In January 2010, Novartis exercised its call option for Nestlé's remaining Alcon common shares and proposed a merger of Alcon with and into Novartis, as discussed in note 16.  In August 2010, Novartis acquired Nestlé's remaining Alcon shares.  As of December 31, 2010, Novartis had purchased 231,352,279 Alcon common shares.

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

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	5-50 years
Machinery, other equipment and software	3-12 years

(j)	Goodwill and Intangible Assets, Net

Goodwill is not amortized, but instead is tested for impairment at least annually.  Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for impairment could exist.

Intangible assets, net, include acquired customer base, trademarks, patents and licensed technology.  The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 3 to 20 years.

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

Advertising costs are expensed as incurred. Advertising costs amounted to $128, $129 and $144 in 2010, 2009 and 2008, respectively.

Shipping and handling costs amounted to $76, $70 and $76 in 2010, 2009 and 2008, respectively.

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

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2010	2009	2008

Basic weighted average common shares outstanding	300,932,749	298,847,072	298,504,732
Effect of dilutive securities:
Employee stock options	1,736,233	1,807,211	2,585,873
Share-settled stock appreciation rights	1,050,684	414,799	300,834
Share-settled restricted share units and
performance share units	374,191	187,543	49,786
Contingent restricted common shares	10,415	91,556	141,451

Diluted weighted average common shares outstanding	304,104,272	301,348,181	301,582,676

Certain executives of the Company had deferred the receipt of 70,675 and 118,180 Alcon common shares at December 31, 2010 and 2009, respectively, into the Alcon Executive Deferred Compensation Plan discussed in note 13.  Alcon common shares held in the plan were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the years ended December 31, 2010, 2009 and 2008 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2010	2009	2008

Stock options	--	125	497,805
Share-settled stock appreciation rights	1,350	5,850	3,628,998

The effect of their inclusion would have been anti-dilutive.

(r)	Comprehensive Income

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

Treasury shares are accounted for by the cost method.  The board of directors has approved the purchase of Alcon common shares for various purposes as described in notes 12 and 6.

(u)	Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date.  Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period.  Such costs are estimated based on actual cost experience.

(2)	Cash Flows-Supplemental Disclosures

	2010	2009	2008

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for the following:

Interest expense, net of amount capitalized	$9	$14	$53

Income taxes	$284	$262	$232

Supplemental Disclosure of Noncash Financing Activities:

During the years ended December 31, 2010, 2009 and 2008, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 239 shares, 5,420 shares and 17,622 shares, respectively.  (See note 12 for discussion of restricted common shares.)  The forfeited shares were recorded as treasury shares during the respective periods.

(3)	Supplemental Balance Sheet Information

	December 31,
	2010	2009
Cash and Cash Equivalents
Cash	$479	$195
Cash equivalents on deposit with Nestlé	--	10
Cash equivalents -- other	2,046	2,802

Total	$2,525	$3,007

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2010	2009
Trade Receivables, Net
Trade receivables	$1,540	$1,389
Allowance for doubtful accounts	(57)	(43)

Net	$1,483	$1,346

	2010	2009	2008
Allowance for Doubtful Accounts
Balance at beginning of year	$43	$45	$34
Bad debt expense	19	6	13
Charge-offs, net of recoveries	(5)	(8)	(2)

Balance at end of year	$57	$43	$45

	December 31,
	2010	2009
Inventories
Finished products	$434	$375
Work in process	48	50
Raw materials	211	201

Total	$693	$626

	December 31,
	2010	2009
Other Current Assets
Prepaid expenses	$74	$57
Prepaid income taxes	139	58
Receivables from affiliates	3	--
Other	91	98

Total	$307	$213

	December 31,
	2010	2009

Property, Plant and Equipment, Net
Land and improvements	$28	$29
Buildings and improvements	879	828
Machinery, other equipment and software	1,685	1,566
Construction in progress	278	227

Total	2,870	2,650

Accumulated depreciation	(1,482)	(1,346)

Net	$1,388	$1,304

Construction in progress at December 31, 2010 consisted primarily of initial construction of a new manufacturing facility in Singapore and various plant expansion and upgrade projects.  Commitments related to these projects at December 31, 2010 totaled $53.

	December 31,
	2010	2009

Other Current Liabilities
Deferred income tax liabilities	$9	$9
Payables to affiliates	--	2
Accrued warranties	12	9
Accrued compensation	339	333
Accrued taxes	217	201
Accrued product rebates	236	221
Other	209	272

Total	$1,022	$1,047
	2010	2009	2008

Warranty Reserve
Balance at beginning of year	$9	$7	$7
Warranty expense	16	12	12
Warranty payments, net	(13)	(10)	(12)

Balance at end of year	$12	$9	$7

	December 31,
	2010	2009
Other Long Term Liabilities
Pension plans	$543	$423
Postretirement healthcare plan	123	99
Deferred compensation	29	29
Long term income tax liabilities (note 9)	76	57
Liability for acquisition-related contingent payments	160	71
Other	34	12

Total	$965	$691

	December 31,
	2010	2009

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$222	$265
Unrealized gains (losses) on investments, net of income taxes	--	30
Unrecognized postretirement benefits losses and prior service costs, net of tax
benefits	(124)	(92)

Total	$98	$203

At December 31, 2010, the portion of retained earnings that was available under Swiss law for the payment of dividends was $3,496.

For the years ended December 31, 2010, 2009 and 2008, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

		2010		2009		2008

Dividends per common share in Swiss francs	CHF	3.95	CHF	3.95	CHF	2.63

Dividends per common share measured in U.S. dollars		$3.44		$3.50		$2.50

Total dividends on common shares measured in U.S. dollars		$1,037		$1,048		$750

(4)	Investments

At December 31, 2010 and 2009, investments were as follows:

	2010	2009

Short term investments:
Trading securities	$6	$22
Available-for-sale investments	883	457

Total short term investments	$889	$479

Long term investments—available-for-sale investments	$398	$73

At December 31, 2010 and 2009, trading securities were as follows:

	2010		2009
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains (Losses)	Value	Gains (Losses)	Value

Total trading securities	$(3)	$6	$(9)	$22

At December 31, 2010, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
U.S. government and agency securities	$279	$1	$--	$280
Mortgage-backed securities	5	--	--	5
Corporate debt securities	579	1	(2)	578
Foreign government bonds	17	--	--	17
Other investments	3	--	--	3

Total short term investments	883	2	(2)	883

Long term investments:
U.S. government and agency securities	280	1	(1)	280
Mortgage-backed securities	4	--	--	4
Corporate debt securities	112	--	--	112
Other investments	2	--	--	2

Total long term investments	398	1	(1)	398

Total available-for-sale investments	$1,281	$3	$(3)	$1,281

At December 31, 2009, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
U.S. government and agency securities	$129	$--	$(1)	$128
Mortgage-backed securities fund	75	7	--	82
Mortgage-backed securities	6	--	--	6
Senior secured bank loans fund	131	23	--	154
Corporate debt securities	43	--	--	43
Equity securities	29	--	--	29
Other investments	15	--	--	15

Total short term investments	428	30	(1)	457

Long term investments:
U.S. government and agency securities	52	--	(1)	51
Mortgage-backed securities	10	--	--	10
Equity securities	2	--	--	2
Other investments	8	2	--	10

Total long term investments	72	2	(1)	73

Total available-for-sale investments	$500	$32	$(2)	$530

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

The contractual maturities of available-for-sale investments at December 31, 2010 were as follows:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$1	$1
Other debt securities, maturing:
Within one year	563	563
After 1 year through 10 years	710	710
After 10 years through 15 years	--	--
Beyond 15 years	7	7

Total debt securities recorded at market	1,281	1,281

Equity and other investments	--	--

Total available-for-sale investments	$1,281	$1,281

*Mortgage-backed securities and certain other investments.

Activities related to available-for-sale investments were as shown below.  The cost of securities was based on the specific identification method.

	Years ended December 31,
	2010	2009	2008

Proceeds from sales and principal repayments	$2,132	$1,068	$10

Gross realized gains on sales	39	22	1

Gross realized losses on sales	(4)	(4)	(2)

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2010, 2009 and 2008 were less than $1, $30 and $(10), respectively.  Net unrealized holding gains (losses) on trading securities included in earnings for the years ended December 31, 2010, 2009 and 2008 were $6, $76 and $(85), respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2010	2009	2008

Changes in unrealized holding gains (losses) arising
during the period	$5	$58	$(45)
Reclassification adjustment for losses (gains) included
in net income	(35)	(18)	38

Changes in net unrealized gains (losses) on investments,
net of taxes	$(30)	$40	$(7)

As of December 31, 2010 and 2009, there were no gross unrealized losses on individual available-for-sale investments greater than $1.

The Company recognized $37 in losses for other-than-temporary impairment in the year ended December 31, 2008, as discussed in note 5.

Investment Income

Other, net, included gains (losses) on investments as follows:

	2010	2009	2008

Realized gains (losses) on sale of investments	$30	$(49)	$(12)
Unrealized gains (losses) on investments
classified as trading securities	6	76	(85)
Other-than-temporary impairment	--	--	(37)

Total gains (losses) on investments	$36	$27	$(134)

(5)	Financial Instruments

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

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities.  At December 31, 2010, the fair value hedge derivative instruments have settlement dates in the first half of 2011 and cover a gross notional amount of $680.

The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions in Europe, and the short-term maturities of most derivatives.  The credit exposure related to these financial instruments was represented by the fair value of contracts with a positive fair value at the reporting date.

For the years ended December 31, 2010 and 2009, the effects of foreign exchange derivative instruments were:

		2010		2009
Derivatives in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) on the Hedged Items	Amount of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) on the Hedged Items

Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$(28)	$16	$3	$(8)

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing.  The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2010 and 2009, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $61 and $54 at the respective year-end exchange rates.  The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.  This interest rate swap did not have a significant effect on results of operations in 2010 and 2009.

Fair Value of Financial Instruments

At December 31, 2010 and 2009, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings, long term debt and the estimated fair value of certain contingent payments.  The estimated fair values of all of these financial instruments were as noted below.  Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amounts approximate fair values at the respective balance sheet dates.

At December 31, 2010 and 2009, the Company's cash equivalents included $218 and $30, respectively, of instruments that were tri-party fully collateralized reverse repurchase agreements.  They were transacted on December 31, 2010 and 2009 and matured "overnight" on the first business day in January 2011 and 2010.  The Company utilized this type of transaction to enhance yields on available cash balances, while maintaining liquidity.  These securities were recorded at cost, which approximated fair value.

The Company received debt and equity securities as collateral for its advances under the reverse repurchase agreements.  A financial institution other than the seller held the collateral for the Company's benefit.  The value and the liquidity of the underlying collateral were required to be between 102% and 110%, depending upon the credit of collateral, of the advanced amount and were evaluated by an independent third-party custodian.  The Company recorded only its advances under the agreements as cash equivalents at the time of entering the transactions and recognized the interest income upon settlement.  The collateral value or changes in collateral value were not recorded or recognized.

The fair values of long term debt were based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities.  The fair values of investments and acquisition-related contingent payments were determined as discussed below.

	December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets:
Short term trading and available-for-sale investments	$889	$889	$479	$479
Long term available-for-sale investments	398	398	73	73
Forward exchange contracts	--	--	6	6
Interest rate swaps	--	--	1	1

Liabilities:
Long term debt	62	62	56	56
Liability for acquisition-related contingent payments	160	160	71	71
Forward exchange and option contracts	12	12	2	2

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

As of December 31, 2010, the Company estimated $160 as the fair value of its obligations to make contingent payments related to acquisitions.  The fair value measurements were based on significant inputs not observable in the market and thus represent a Level 3 measurement.

In connection with an acquisition in 2009, the Company is obligated to make acquisition-related contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon.  At December 31, 2010, the fair value of these payments was estimated to be $71.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 5.3%, which the Company believed was appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

In connection with acquisitions in 2010, the Company is obligated to make acquisition-related contingent payments of up to $528 upon achieving certain sales objectives through 2015.  The fair values of these payments at December 31, 2010 were estimated to total $89.  The fair values were based on the Company's estimates of the probability and timing of related sales projection streams.  Each revenue projection assumption was assigned a probability and the resultant probability-weighted cash flows were then discounted using discount rates between 4.5% and 6%, which the Company believed was appropriate and representative of market participant assumptions.  Achieving the Company's most optimistic sales assumptions would not increase the estimated total fair value more than $10.

The fair values of these contingent payments are reviewed each reporting period.  Any changes in the estimated value not associated with the original purchase price valuation are recorded in the Company's results of operations.  No such changes were recognized in the current period.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest hierarchical level of input that is significant to the fair value measurement.

	Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities - Hedge funds	$--	$--	$6		$6
Available-for-sale securities:
U.S. government and agency
securities	--	560	--		560
Mortgage-backed securities	--	9	--		9
Corporate debt securities	--	690	--		690
Foreign government bonds	--	17	--		17
Other investments	--	5	--		5

Total	$--	$1,281	$6		$1,287

Financial Liabilities
Liability for acquisition-related contingent payments				$
payments	$--	$--	$160		$160
Foreign exchange and option contracts	--	12	--		12

Total	$--	$12	$160		$172

	Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities - Hedge funds	$--	$--	$22	$22
Available-for-sale securities:
U.S. government and agency securities	--	179	--	179
Mortgage-backed securities fund	--	82	--	82
Mortgage-backed securities	--	16	--	16
Senior secured bank loans fund	--	154	--	154
Corporate debt securities	--	43	--	43
Equity securities	31	--	--	31
Other investments	--	25	--	25
Forward exchange contracts	--	6	--	6
Interest rate swaps	--	1	--	1

Total	$31	$506	$22	$559

Financial Liabilities
Liability for acquisition-related contingent payments
payments	$--	$--	$71	$71
Foreign exchange and option contracts	--	2	--	2

Total	$--	$2	$71	$73

Level 3 Gains and Losses

At December 31, 2010, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included hedge funds of $6.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques.  The valuation was based on net asset values as furnished by the funds'

custodian.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.  The only liabilities included in Level 3 were the acquisition-related contingency payments, as discussed earlier in this note.

Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings before income taxes were a component of other, net, in the consolidated statements of earnings.  For the year ended December 31, 2010, there were net gains (realized and unrealized) of $1 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $17.  Realized and unrealized net gains during the period were approximately 5% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2010.

	Assets	Liabilities
		Acquisition-Related
	Trading Securities	Contingent Payments

Beginning balance	$22	$71
Total net gains or losses (realized/unrealized)
Included in earnings before income taxes	1	--

Purchases of investments	--	--
Acquisition-related activities	--	89
Proceeds on sales and maturities	(17)	--
Transfers in and/or out of Level 3	--	--

Ending balance	$6	$160

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

2010

Net gains (losses) included in earnings for the period	$1

Change in unrealized net gains (losses) related to assets still held at reporting date	$1

At December 31, 2009, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included fixed income funds of $22.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques.  The valuation was based on net asset values as furnished by the funds' custodian.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.  The only liabilities included in Level 3 were the acquisition-related contingency payments, as discussed earlier in this note.

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

	Assets	Liabilities
		Acquisition-Related
	Trading Securities	Contingent Payments

Beginning balance	$261	$--
Total net gains or losses (realized/unrealized)
Included in earnings before income taxes	7	--

Acquisition-related activities	--	71
Proceeds on sales and maturities	(246)	--
Transfers in and/or out of Level 3	--	--

Ending balance	$22	$71

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

2009

Net gains (losses) included in earnings for the period	$7

Change in unrealized net gains (losses) related to assets still held at reporting date	$2

Valuation Techniques

Valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types:  market approach, income approach and cost approach.  The Company valued its Level 3 financial assets and liabilities at December 31, 2010 and 2009 primarily using the market approach and, to a lesser extent, the income approach.

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

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis.  Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.  In its impairment analysis of debt securities, management assesses whether it does not have the intent to sell the security before maturity and it is more likely than not that it will not have to sell the security before recovery of its cost basis. If an impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

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

The Company determined that, at December 31, 2010 and 2009, there were no unrealized losses on available-for-sale investments that were other-than-temporarily impaired and there were no credit losses on any investments.

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

(6)	Intangible Assets and Goodwill

	December 31, 2010		December 31, 2009
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible Assets
Subject to amortization:
Licensed technology	$467	$(315)	$332	$(296)
Patents	290	(40)	111	(24)
Other	562	(115)	121	(93)

Total subject to amortization	1,319	(470)	564	(413)

Not subject to amortization:
Purchased in process research and development assets	104	--	104	--

Total intangible assets	$1,423	$(470)	$668	$(413)

During the years ended December 31, 2010 and 2009, the Company added licensed technology, patents and other intangible assets through business acquisitions and asset purchases.  Note 18 provides additional information on changes to intangible assets from significant business acquisitions in 2010 and 2009.

	Years ended December 31,
	2010	2009	2008

Aggregate amortization expense related to intangible assets	$60	$24	$29

Estimated Amortization Expense:

For year ended December 31, 2011	$78
For year ended December 31, 2012	$73
For year ended December 31, 2013	$67
For year ended December 31, 2014	$67
For year ended December 31, 2015	$65

The changes in the carrying amounts of goodwill for the years ended December 31, 2010 and 2009 were as follows:

	United States	International
	Segment	Segment	Total

Goodwill
Balance, December 31, 2008	$403	$242	$645
Acquisition of business	18	22	40
Impact of changes in foreign exchange rates	2	1	3

Balance, December 31, 2009	423	265	688

Acquisitions of businesses	90	64	154
Impact of changes in foreign exchange rates	(5)	(4)	(9)

Balance, December 31, 2010	$508	$325	$833

(7)	Short Term Borrowings

	December 31,
	2010	2009

Lines of credit	$307	$273
Commercial paper	--	286
From affiliates	4	7
Bank overdrafts	26	41

Total short term borrowings	$337	$607

At December 31, 2010, the Company had several unsecured line of credit agreements with third parties totaling $597 that were denominated in various currencies.  The commitment fees related to unused borrowings under these facilities were less than $1 during 2010, 2009 and 2008.  The weighted average interest rates at December 31, 2010 and 2009 were 2.2% and 2.2%, respectively.  The amounts outstanding under these agreements at December 31, 2010 were due at various dates during 2011.

During the first half of 2010 and all of 2009, the Company had a $2,000 commercial paper facility.  Nestlé guaranteed the commercial paper facility and assisted in its management, for which the Company paid Nestlé an annual fee based on the average outstanding commercial paper balances.  The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program were comparable to the fees that would be paid in an arm's length transaction.  Total fees paid to Nestlé in connection with this facility for the years ended December 31, 2010, 2009 and 2008 were less than $1 per year.

During 2010, the Company entered into an unsecured line of credit agreement denominated in Venezuelan bolivars with a subsidiary of Novartis.  These short term borrowings at December 31, 2010 were due October 15, 2011.  The weighted average interest rate at December 31, 2010 was 10.0%.  The unused portion under the line of credit agreements was $8 at December 31, 2010.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $248 at December 31, 2010.  The weighted average interest rates on bank overdrafts at December 31, 2010 and 2009 were 4.5% and 4.5%, respectively.

(8)	Long Term Debt

	December 31,
	2010	2009

Bank loan	$62	$56

Less current maturities of long term debt	62	--

Long term debt, net of current maturities	$--	$56

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in January 2011.  This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.2% at December 31, 2010.  The bank loan was guaranteed by Nestlé for a fee of less than $1 annually in 2010, 2009 and 2008.  The bank loan contains provisions that may accelerate the obligation in the event that Nestlé's ownership of Alcon falls below 51%.  Although Nestlé's ownership fell below this threshold, the lenders have opted not to call the loan before its maturity date.  The balance of the loan was paid in January 2011.

Interest costs of $1, $1 and $2 in 2010, 2009 and 2008, respectively, were capitalized as part of property, plant and equipment.

(9)	Income Taxes

The components of earnings before income taxes were:

	2010	2009	2008

Switzerland	$1,822	$1,339	$1,446
Outside Switzerland	705	974	637

Earnings before income taxes	$2,527	$2,313	$2,083

Income tax expense (benefit) consisted of the following:

	2010	2009	2008
Current:
Switzerland	$5	$29	$6
Outside Switzerland	308	226	176

Total current	313	255	182

Deferred:
Switzerland	--	(1)	(6)
Outside Switzerland	4	52	(140)

Total deferred	4	51	(146)

Total	$317	$306	$36

During the year ended December 31, 2010, the Company recognized a $25 tax charge for the write-off of deferred tax assets as a result of provisions of U.S. healthcare reform laws enacted during the period.

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

Current tax expense does not reflect benefits of $65, $22 and $61 for the years ended December 31, 2010, 2009 and 2008, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

In 2010, 2009 and 2008, the Company realized certain Swiss tax benefits totaling approximately $194, $145 and $130, respectively, for its commitment to relocate and significantly expand its global administration operations in Switzerland.  The initial term of these benefits is expected to continue from 2008 for a period of five years.  These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2010	2009	2008

Statutory income tax rate	7.8%	7.8%	7.8%
Effect of different tax rates in various jurisdictions	4.8	4.8	8.2
Current year research and experimentation credits	(0.6)	(0.9)	(1.1)
Other current year taxes	0.3	0.4	0.2
Current year nondeductible and excludable items	(0.4)	0.1	(0.4)
Effect of losses on investment in Summit
Autonomous, Inc	--	--	(11.3)
Effect of provisions of U.S. healthcare reform
legislation	1.0	--	--
Effect of change of majority ownership	(0.3)	--	--
Tax impact of prior year audit settlements, amended
returns and adjustments to estimates	--	1.1	(1.7)
Other	(0.1)	(0.1)	--

Effective tax rate	12.5%	13.2%	1.7%

At December 31, 2010, Alcon's subsidiaries had loss carryforwards that expire as follows:

2011	$--
2012	--
2013	--
2014	2
2015	--
2016-2030	91
Indefinite	--

Total loss carryforwards	$93

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2010 and 2009 were as follows:

	December 31,
	2010	2009

Deferred income tax assets:
Trade receivables	$53	$41
Inventories	9	12
Intangible assets	50	25
Accounts payable and other current liabilities	113	113
Other liabilities	232	237
Share-based payments	60	81
Loss carryforwards	31	3

Gross deferred income tax assets	548	512
Unused tax credits	18	19
Valuation allowance	(5)	(6)

Total deferred income tax assets	561	525

Deferred income tax liabilities:
Property, plant and equipment	35	34
Intangible assets	157	--
Other	10	6

Total deferred income tax liabilities	202	40

Net deferred income tax assets	$359	$485

The valuation allowances for deferred tax assets as of January 1, 2010 and 2009 were $(6) and $(5), respectively.  The net changes in the total valuation allowance for each of the years ended December 31, 2010 and 2009 were a decrease of $1 and an increase of $1, respectively.  The valuation allowances at December 31, 2010 and 2009 were primarily related to costs for which deductions did not appear to be more likely than not to be realized.  Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2010.  Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.  Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $107 have not been provided on approximately $2,133 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.  Taxes of approximately $17 have not been provided on temporary differences of approximately $212 for permanent investments in certain subsidiaries that will be taxable upon liquidation.

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions.  With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

In June 2009, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 that was completed substantially in January 2011.  In May 2009, the IRS and the Company entered the Compliance Assurance Process ("CAP") program for 2009.  In January 2010, the IRS and the Company extended the CAP program to 2010.  The Company also currently is subject to income tax examinations by various state, local and foreign tax authorities.  In addition, in June 2009, the Company and the IRS signed an advance pricing agreement ("APA") contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions.  Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012.  The Company received the duly signed Japanese-Swiss APA in the third quarter of 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations.  Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues.  The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with Financial Accounting Standards Board ("FASB") guidance which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax.  Management believes that the Tax Reserves are fairly stated but believes it is reasonably possible that the total amount of unrecognized tax benefits related to transfer pricing, currency translations and other tax positions reflected in the Tax Reserves will significantly increase or decrease within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits and/or (ii) the further development of tax laws through judicial or administrative actions and/or the actual payment of Tax Reserves.  Although tax laws are complex and significant uncertainty exists with respect to the actual date that any of the currently active audits could reach final resolution or a new audit could commence, management believes it is reasonably possible that unrecognized tax benefits could increase in the next 12 months by at least 10% or decrease by up to 70%.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, exclusive of interest and penalties, related to uncertain tax positions is as follows:

	2010	2009

Balance at January 1	$74	$130
Additions for tax positions related to prior years	19	40
Reductions for tax positions related to prior years	(13)	(16)
Additions for tax positions related to the current year	4	10
Settlements	(12)	(90)
Lapse of statutes of limitation	(1)	--

Balance at December 31	$71	$74

During the years ended December 31, 2010 and 2009, the total amount of unrecognized tax benefits excluding interest and penalties, included in the Tax Reserves decreased by $3 to $71 and decreased by $56 to $74, respectively.  The net decrease in unrecognized tax benefits in 2010 reflected progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items.  The net decrease in unrecognized tax benefits in 2009 reflected the resolution of various audits, progress on ongoing audits, APA negotiations, the development of case law, the lapse of statutes of limitations and other minor items.  The amounts of unrecognized tax benefits that would impact the effective tax rate if recognized at December 31, 2010 and 2009 were $64 and $69, respectively.

The Company's policy is to classify interest and penalties in income tax expense.  The gross amount of interest and penalties accrued as part of the Tax Reserves at December 31, 2010 and 2009 were $14 and $9, respectively.  At December 31, 2010, the consolidated balance sheet included $1 in other current liabilities and $76 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  At December 31, 2009, the consolidated balance sheet included $19 in other current liabilities and $57 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  The gross amounts of interest and penalties included in the consolidated statements of earnings for 2010 and 2009 were not significant.

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

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2010	2009	2008	2010	2009	2008	2010	2009	2008

United States	$3,177	$2,914	$2,807	$1,896	$1,664	$1,554	$64	$47	$46
International	4,002	3,585	3,487	1,728	1,507	1,472	107	90	78

Segments total	7,179	6,499	6,294	3,624	3,171	3,026	171	137	124
Manufacturing operations	--	--	--	(64)	(64)	(61)	58	51	46
Research and development	--	--	--	(687)	(579)	(527)	24	18	16
General corporate	--	--	--	(332)	(190)	(144)	19	12	10
Share-based compensation	--	--	--	(66)	(77)	(81)	--	--	--

Total	$7,179	$6,499	$6,294	$2,475	$2,261	$2,213	$272	$218	$196

During the year ended December 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 addition to U.S. operating income during the period.

In the year ended December 31, 2010, the Company incurred pretax expenses totaling $152 for costs (including $12 in share-based compensation costs) related to the change of majority ownership discussed in note 16 and other costs to support Alcon’s board of directors in its evaluation of Novartis's merger proposal.  In the tables above, these expenses were included with general corporate expenses.

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

(11)	Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries.  Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer.  Sales to one customer of the United States business segment represented $661 of the Company's consolidated sales in 2008.  No single customer accounted for more than 10% of total sales in 2010 and 2009.

				Property, Plant and
	Sales			Equipment
	For the Years ended December 31,			At December 31,
	2010	2009	2008	2010	2009

United States	$3,177	$2,914	$2,807	$739	$720
Switzerland	50	46	44	20	19
Rest of world	3,952	3,539	3,443	629	565

Total	$7,179	$6,499	$6,294	$1,388	$1,304

Pharmaceutical	$3,066	$2,677	$2,561
Surgical	3,220	2,997	2,881
Consumer eye care	893	825	852

Total	$7,179	$6,499	$6,294

(12)	Share-Based Compensation Plans

Under the Amended 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, share-settled restricted share units ("RSUs"), performance share units and certain cash-settled liability awards.  The total number of shares from conditional capital and treasury shares that may be issued under the plan with respect to such awards cumulatively shall not exceed 40 million Alcon common shares.  The number of shares that may be delivered pursuant to an exercise or after a lapse of a restriction period may not exceed 10% of the total number of shares issued and outstanding at that time.  The grant prices for stock options or stock appreciation rights shall not be lower than the prevailing stock exchange price upon the grant of the award, unless specifically approved by the board.

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

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the Amended 2002 Alcon Incentive Plan.  At December 31, 2010, the Company had reserved approximately 19.6 million Alcon common shares for issuance pursuant to the Amended 2002 Alcon Incentive Plan.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the Amended 2002 Alcon Incentive Plan.  At December 31, 2010, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.6 million Alcon common shares.  The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.  Additional treasury shares were purchased during 2008 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 16).

Change of Control Provisions

Upon the change of control in the ownership of Alcon to Novartis from Nestlé discussed in note 16, the Company's share-based compensation awards granted to employees prior to January 1, 2009 vested immediately.  However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control.  The acceleration of vesting increased the cost of share-based payments $8, which was included in other operating expenses in 2010.  If the change of control had not occurred, $6 of that cost would have been recognized in normal attribution during the remainder of 2010.

Upon the completion of the merger discussed in note 16, management expects that Novartis common shares would be substituted for Alcon common shares under the outstanding share-based awards at the merger date.  The substitution ratio would be based on the price of a Novartis share in the merger relative to $168 for an Alcon share, but no cash would be paid.

Equity Awards
Net earnings for the years ended December 31, 2010, 2009 and 2008 reflected the impact of compensation cost for all share-based payments based on the estimated grant-date "fair value."

The effects of share-based equity awards on operating income and net earnings for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008

Total share-based equity award costs applicable for period	$78	$74	$83
Costs relieved from (capitalized in) inventory	--	--	--

Costs recognized in operating income	78	74	83
Tax benefit recognized in net earnings	23	23	27

Reduction to net earnings	$55	$51	$56

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement and under the change of control provisions, as described above.

As of December 31, 2010, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share and share unit awards) granted under the plan was $112.  That cost is expected to be recognized over a weighted average period of 1.6 years.

Options and SSARs

No options or SSARs were granted in 2010.  The "fair values" of each stock option and SSAR granted in 2009 and 2008 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008

Expected volatility	31.5%	29.5%
Risk-free interest rate	1.66%	2.67%
Expected dividend yield	3.0%	1.5%
Expected term	5 years	5 years

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

Forfeitures of stock options and SSARs were estimated to be 4.0% in 2010 (6.3% in 2009 and 7.3% in 2008) of the number granted, based on historical experience.

If factors change and the Company employs different assumptions to account for share-based payments in future periods, the compensation expense that the Company records may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of December 31, 2010 and the changes during the year then ended are presented below:

	Stock Options				SSARs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining			Exercise	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Intrinsic		per	Term	Intrinsic
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Outstanding at
beginning of period	5,633,142	$68			5,345,020	$117
Granted	--	--			--	--
Forfeited	(26,936)	97			(42,442)	104
Exercised	(2,448,823)	69			(1,501,331)	130
Expired	(617)	133			(1,863)	129
Outstanding at end
of period	3,156,766	68	3.6	$302	3,799,384	112	7.1	$197
Exercisable at end
of period	2,965,322	66	3.3	$288	1,991,643	134	6.1	$59

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2009 and 2008 were $19 and $39 per option, respectively.  The total intrinsic values of the stock options exercised during the years ended December 31, 2010, 2009 and 2008 were $227, $69, and $191, respectively.

The weighted average grant-date "fair values" of SSARs granted during the years ended December 31, 2009 and 2008 were $19 and $38 per SSAR.  The total intrinsic value of SSARs exercised during the years ended December 31, 2010 and 2009 were $244 and $4.  No SSARs were exercised during the year ended December 31, 2008.

The following tables summarize information about stock options and SSARs as of December 31, 2010:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$33	204,431	1.2	$33	March 21, 2005	204,431	$33
36	597,888	2.1	36	February 18, 2006	597,888	36
42-50	12,100	2.5	47	Various dates in 2006	12,100	47
63	916,083	3.1	63	February 11, 2007	916,083	63
67-80	58,000	3.7	77	Various dates in 2007	58,000	77
80	5,500	4.0	80	January 18, 2008	5,500	80
79	939,838	4.1	79	February 9, 2008	939,838	79
98-105	11,000	4.4	101	Various dates in 2008	11,000	101
123	61,106	5.1	123	February 8, 2009	61,106	123
131	85,510	6.1	131	February 12, 2010	85,510	131
148	72,409	7.1	148	February 11, 2011	72,409	148
145	125	7.3	145	April 3, 2011	125	145
87	192,070	8.1	87	February 17, 2012	1,332	87
90	706	8.3	90	April 3, 2012	--

Total	3,156,766				2,965,322

		SSARs Outstanding			SSARs Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$123	599,512	5.1	$123	February 8, 2009	599,512	$123
100	6,600	5.3	100	May 2, 2009	6,600	100
131	724,509	6.1	131	February 12, 2010	724,509	131
133	6,000	6.4	133	May 14, 2010	6,000	133
148	627,864	7.1	148	February 11, 2011	627,864	148
145-168	21,266	7.3	148	Various dates in 2011	21,266	148
87	1,781,786	8.1	87	February 17, 2012	5,892	87
90-116	31,847	8.3	97	Various dates in 2012	--

Total	3,799,384				1,991,643

Restricted Shares and RSUs

Restricted shares and RSUs are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.  Forfeitures of restricted shares and RSUs in 2010, 2009 and 2008 were estimated to be 6.0%, 8.3% and 9.8%, respectively, of the number granted, based on historical experience.  The status of the nonvested restricted shares and RSUs as of December 31, 2010 and the changes during the year then ended are presented below:

	Restricted Shares				RSUs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Grant-Date	Remaining			Grant-Date	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Market		per	Term	Market
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Nonvested at beginning
of period	125,058	$131			693,782	$110
Granted	--	--			790,636	159
Vested	(124,819)	131			(288,922)	144
Forfeited	(239)	131			(38,353)	127

Nonvested at end
of period	--	--	--	$ --	1,157,143	134	1.53	$ 189

No restricted shares were granted during 2010, 2009 and 2008.  The total market values of restricted shares that vested during the years ended December 31, 2010, 2009 and 2008 were $20, $14 and $4, respectively.

The weighted average grant-date market values of RSUs granted during the years ended December 31, 2010, 2009 and 2008 were $159, $89, and $147 per share, respectively.  The total market values of RSUs that vested during the years ended December 31, 2010, 2009 and 2008 were $50, $6 and less than $1, respectively.

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

Forfeitures of performance share units were estimated to be 0.8% in 2010 (1.5% in 2009 and 2.3% in 2008) of the number granted, based on historical experience of other types of awards and the limited number of executives receiving them.  The status of the performance share unit awards as of December 31, 2010 and the changes during the year then ended are presented below:

	Performance Share Units
		Weighted	Weighted
		Average	Average
		Grant-Date	Remaining	Aggregate
		"Fair Value"	Contractual	Market
	Number	per Unit	Term (Years)	Value

Nonvested at beginning of period	81,155	$114
Granted	--	--
Vested	(8,003)	107
Forfeited	(683)	86

Nonvested at end of period	72,469	114	0.7	$ 12

The weighted average grant-date "fair values" of performance share units granted during the years ended December 31, 2009 and 2008 were $86 and $152 per instrument, respectively.  The total market value of performance share units that vested during the year ended December 31, 2010 was $1.  No performance share units vested during the years ended December 31, 2009 and 2008.  No such instruments were granted in 2010 and prior to 2008.

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

The Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants.  No CSARs were granted in 2010, 2009 and 2008.  At December 31, 2010 and 2009, all CSARs were fully vested and were measured at their intrinsic value.  The market price for Alcon common shares was $163 per share at December 31, 2010.  At December 31, 2010 and 2009, the Company's liability for CSARs totaled $2 and $3, respectively.  The related activity in 2010, 2009 and 2008 was not significant.

The Company expects to use liability awards minimally in the future.  As of December 31, 2010, there was no unrecognized compensation cost related to CSARs granted under the plan.

(13)	Deferred Compensation

The Alcon Executive Deferred Compensation Plan permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis.  The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust.  During the years ended December 31, 2010, 2009 and 2008, certain executives elected to defer compensation totaling $2, $1, and $1 respectively.  At December 31, 2010 and 2009, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the plan of $12 and $13, respectively.
In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986.  During the years ended December 31, 2010, 2009 and 2008, deferrals under the plan were $5, $3 and $3 respectively.  At December 31, 2010 and 2009, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $17 and $13, respectively.

(14)	Related Party Transactions

As of December 31, 2010, Novartis had purchased 231,352,279 common shares of Alcon, and Nestlé no longer owned any common shares of Alcon.

On January 9, 2009, the Company entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan.  This agreement has a three-year term ending on December 31, 2011.  During the years ended December 31, 2010 and 2009, the Company recognized approximately $10 and $3 in co-promotion fees from this agreement, which fees were more than sufficient to recover the Company's costs under the agreement.

During the year ended December 31, 2010, the Company reimbursed Novartis for certain operating expenses totaling $2 incurred on the Company's behalf.

The Company's other material transactions with related parties during 2010, 2009 and 2008 were with Nestlé and its subsidiaries.  All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2010, 2009 and 2008, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2010	2009	2008

Interest expense	$1	$3	$5
Interest income	$--	Less than $1	Less than $1

The Company continues to lease certain facilities from Nestlé subsidiaries which resulted in rent expense of $3, $3, and $2 in 2010, 2009 and 2008, respectively.  Nestlé provided the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities.  Nestlé charged the Company for its portion of the costs of these services based on arm's length prices.  Such charges were less than $3 in each of the three years ended December 31, 2010, 2009 and 2008.

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

The Company executed certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise.  At December 31, 2010 and 2009, the Company had no notional amounts outstanding with Nestlé.

The Company participated with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit were available and were jointly and severally guaranteed by all participants, including the Company.  At December 31, 2010, these lines of credit were longer available.

The Company was part of the Nestlé Swiss Value-Added Tax Group until October 2010, when a new Swiss Alcon Value-Added Tax Group was formed. Alcon is jointly and severally liable for any value-added tax liabilities of all other Swiss Alcon Group participants effective October 2010.

(15)	Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement healthcare plan.  The Company's cost of defined contribution plans was $94, $86 and $78 in 2010, 2009 and 2008, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement healthcare plan.  The measurement date used to determine pension and postretirement benefit measurements for all of the benefit plans in 2010, 2009 and 2008 was December 31 of the respective year.

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2010 and 2009 were:

			Postretirement
	Pension Benefits		Benefits
	2010	2009	2010	2009
Change in Benefit Obligation
Benefit obligation at beginning of year	$557	$458	$276	$269
Service cost	28	23	14	13
Interest cost	30	29	16	16
Benefits paid by trust	(5)	(7)	(11)	(10)
Benefits paid by Company	(21)	(19)	--	--
Employee contributions	1	1	--	--
Foreign currency translation	7	3	--	--
Medicare subsidy	--	--	1	1
Conversion of multi-employer plan/acquisition	--	35	--	--
Special termination benefits	101	--	--	--
Curtailment	(44)	--	--	--
Actuarial (gain)/loss	58	34	45	(13)

Benefit obligation at end of year	712	557	341	276

Change in Plan Assets
Fair value of plan assets at beginning of year	119	68	177	123
Actual return on plan assets	7	10	18	32
Employer contribution	12	17	34	32
Employee contributions	1	1	--	--
Conversion of multi-employer plan/acquisition	--	29	--	--
Foreign currency translation	4	1	--	--
Benefits paid	(5)	(7)	(11)	(10)

Fair value of plan assets at end of year	138	119	218	177

Funded Status at End of Year	$(574)	$(438)	$(123)	$(99)

Amounts Recognized in the Consolidated Balance Sheets
Accrued benefit costs in other current liabilities	$(31)	$(15)	$--	$--
Pension and postretirement obligation in other long term liabilities	(543)	(423)	(123)	(99)

Net amount recognized in the consolidated balance sheet	$(574)	$(438)	$(123)	$(99)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2010 consisted of:

	Pension Benefits	Postretirement Benefits

Prior service cost	$--	$--
Net losses (gains)	82	42

Total	$82	$42

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2011 were estimated to be:

	Pension	Postretirement
	Benefits	Benefits

Prior service cost	$--	$--
Net losses (gains	4	4

Total	$4	$4

The accumulated benefit obligation for all defined benefit pension plans was $605 and $439 at December 31, 2010 and 2009, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2010 and 2009:

	Pension Benefits
	2010	2009

Projected benefit obligation	$571	$438
Accumulated benefit obligation	511	359
Fair value of plan assets	13	10

			Postretirement
	Pension Benefits		Benefits
Weighted Average Assumptions to Calculate Benefit	2010	2009	2010	2009
Obligations as of December 31

Discount rate	4.8%	5.4%	5.5%	6.0%
Expected return on plan assets	4.0	4.2	6.6	7.5
Rate of compensation increase	4.9	4.9	N/A	N/A

			Postretirement
	Pension Benefits		Benefits
Weighted Average Assumptions to Calculate Net	2010	2009	2010	2009
Benefit Costs for

Discount rate	5.4%	5.7%	6.0%	6.0%
Expected return on plan assets	4.2	3.3	7.5	7.5
Rate of compensation increase	4.9	5.1	N/A	N/A

The discount rates for the defined benefit pension plans were determined by matching, as of the respective measurement dates, the expected future cash flows with high-quality fixed-income securities of the same duration.  This resulted in weighted average discount rates for appropriate equivalent annualized rates.

The discount rates for the postretirement benefit plan were determined by matching the expected future cash flows with high quality fixed-income securities of the same duration as of the respective measurement dates.

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

The target allocations for plan assets at December 31, 2010 (on a weighted-average basis) were 12% equity securities, 14% debt securities, 41% guaranteed investment contracts and 33% other investments.  Equity securities primarily included investment in large capitalization companies and index funds located in the United States and Japan.  Debt securities were primarily government bonds in Japan.  The guaranteed investment contract was with an insurance company located in Japan used to fund benefits for employees in Japan.  Other investments consisted of investment funds mainly invested in a mix of debt and equity securities for employees in Belgium, the Netherlands and Norway.  Assets previously invested with a Nestlé plan for employees in Spain had been liquidated and the proceeds were in cash and cash equivalents at December 31, 2010.

Expected long-term rates-of-return on assets were based primarily on historical returns and asset-liability modeling studies and considered expected real returns, inflation fluctuations and volatility of each asset category.

At December 31, 2010 and 2009, the Company's asset allocations by asset category were as follows:

	2010	2009

Cash and cash equivalents	$31	$8
Equity securities	5	12
Debt securities	7	20
Guaranteed investment contracts	51	40
Other investments:
Investment funds	39	35
Other	5	4

Total	$138	$119

At December 31, 2010, financial assets for pension benefits measured at fair value on a recurring basis were categorized in the table below based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$31	$--	$--	$31
Equity securities (a)	--	5	--	5
Debt securities (b)	--	7	--	7
Guaranteed investment contracts (c)	--	51	--	51
Other investments (d):
Investment funds	--	39	--	39
Other	--	5	--	5

Total	$31	$107	$--	$138

(a)	This category consists mainly of large capitalization companies and index funds in the United States and Japan.
(b)	This category consists mainly of government debt securities primarily in Japan.
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

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  The assets of the trust are restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.  The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants upon the change of control (discussed in note 16).  Based on actuarially determined pension benefit projections and market conditions, the Company contributed $152 during 2010 to satisfy this requirement.  The assets of the trust were primarily the cash surrender value ($279 as of December 31, 2010) of company owned life insurance policies purchased from a related captive insurance company subsidiary and cash equivalents ($152 as of December 31, 2010).

The Company does not anticipate that any assets from defined benefit plans would be returned to the Company during the year ending December 31, 2011.

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

Postretirement Benefits Assets

The Company's overall investment strategy for these fund assets is to invest in long-term growth assets (excluding necessary cash for near-term benefit payments) with a wide diversification of asset types, fund strategies, and fund managers.  The strategies use a variety of asset classes to provide return opportunities that are consistent with the Company's acceptable risk tolerances.  The post retirement plan is a U.S. plan having assets funded to a Voluntary Employee Benefit Association ("VEBA") trust and to a 401(h) account under the Alcon Retirement Plan.  The blended target allocations for plan assets at December 31, 2010 were 6% cash and cash equivalents, 63% global equity securities, 27% corporate bonds, and 4% other investments.  Equity securities primarily included investment in large cap companies located around the world.  Corporate bonds were primarily investment-grade bonds of companies in diversified industries primarily located in the United States.  Other investments consisted primarily of convertible bonds and real assets, including real estate investments and commodities.  Expected long-term rates-of-return on assets were primarily based on historical returns.

At December 31, 2010 and 2009, the Company's asset allocations by asset category were as follows:

	2010	2009

Cash and cash equivalents	$37	$27
Equity securities (funds and direct holdings):
Equity securities - U.S. large cap	32	28
Equity securities - large cap located outside United States (a)	28	26
Debt securities:
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (b)	31	29
Other investments:
Alcon Active Balanced Fund (c)	90	67

Total	$218	$177

(a)	International holdings were largely located in developed countries within Europe, the Far East and Australia.
(b)	Debt securities were largely located in the United States, benchmarked to the Barclay's Aggregate Index.
(c)	The 401(h) account is invested in a balanced fund offered within the Master Trust for the Defined Contribution Plans for Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc.

At December 31, 2010, financial assets measured at fair value on a recurring basis were categorized in the table below for postretirement benefits based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$37	$--	$--	$37
Equity securities:
Equity securities – U.S. large cap (a)	--	32	--	32
Equity securities – large cap located outside United States (b)	--	28	--	28
Debt securities:
Debt securities – U.S. Treasuries, Agencies & investment
grade corporate (c)	--	31	--	31
Other investments:
Alcon Active Balanced Fund (d)	--	90	--	90

Total	$37	$181	$--	$218

(a)	This category consists of assets in a U.S. equity index fund through trust-owned life insurance.
(b)	This category consists of assets in an international equity index fund through trust-owned life insurance.
(c)	This category consists of assets in a U.S. Aggregate Board bond market index fund through trust-owned life insurance.
(d)
This category consists of one investment in the Alcon Active Balanced fund.  This fund has a globally balanced mandate to include global equities (primarily developed countries), investment grade U.S. corporate and agency debt, real assets and convertibles.  The fund is highly liquid with the vast majority of assets classified as either Level 1 or Level 2 within the FASB fair value hierarchy.

The Company does not anticipate that any assets from the postretirement benefits plan would be returned to the Company during the year ending December 31, 2011.

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
(d)
This category consists of one investment in the Alcon Active Balanced fund.  This fund has a globally balanced mandate to include global equities (primarily developed countries), investment grade U.S. corporate and agency debt, real assets, convertibles and absolute return funds.  The fund is highly liquid with the vast majority of assets classified as either Level 1 or Level 2 within the FASB fair value hierarchy.

Contributions

The Company expects to contribute in 2011 approximately $41 to its pension plans and approximately $27 to its postretirement benefit plan.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts

2011	$32	$12	$(1)
2012	32	13	(1)
2013	32	15	(1)
2014	33	16	(2)
2015	36	18	(2)
2016 - 2020	204	123	(14)

	Pension Benefits			Postretirement Benefits
	2010	2009	2008	2010	2009	2008
Components of Net Periodic Benefit Cost

Service cost	$28	$23	$24	$14	$13	$13
Interest cost	30	29	24	16	16	15
Expected return on assets	(5)	(4)	(2)	(14)	(10)	(11)
Prior service cost	(5)	(1)	(1)	--	1	1
Special termination benefits	101	--	--	--	--	--
Net losses	6	7	7	2	4	1

Net periodic benefit cost	155	54	52	18	24	19

Other Changes in Plan Assets and Benefit
Obligations Recognized in Other
Comprehensive Income

Current year net loss (gain)	56	33	16	40	(35)	47
Amortization of net (gain)	(6)	(7)	(6)	(2)	(4)	(1)
Amortization of prior service cost	5	1	1	--	(1)	(1)
Curtailment	(44)	--	--	--	--	--
Foreign currency translation	2	2	(2)	--	--	--
Net charge to other comprehensive
income	13	29	9	38	(40)	45

Total recognized in net periodic pension
cost and other comprehensive income	$168	$83	$61	$56	$(16)	$64

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

Certain U.S. defined benefit plans contain change of control provisions that, among other items, provide for accelerated vesting of benefits.  The Company recognized charges of $97 in special termination benefits and amortization of prior service cost upon the change of control in the ownership of Alcon by Novartis's purchase of Nestlé's common shares of Alcon (discussed note 16).  A curtailment gain of $44 was offset against prior unrecognized losses and no gain was recognized in earnings.  Except for certain key employees, payments of these accelerated benefits began during the fourth quarter of 2010 as provided by the plans.

The healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 7.6% at December 31, 2010, declining to 5% in 2017 and after.  The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$6	$(5)

Effect on the postretirement benefit obligation	60	(47)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé.  No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé.  Accordingly, these plans are treated as multi-employer plans.  Annual contributions to these plans are determined by Nestlé and charged to the Company.  Company contributions to these plans during 2010, 2009 and 2008 were $10, $9, and $10, respectively.  Future contributions may not reflect past trends.  During 2009, the Company obtained a separate valuation for its Belgium and Netherlands subsidiaries' defined benefit pension plans and converted from multi-employer plans to single-employer plans.  Prior to the change of ownership by Novartis, the Company and Nestlé entered into an agreement outlining the terms to segregate Alcon employees from Nestlé pension plans.  The agreement provides that, except for certain circumstances, all current Alcon pension participants will be migrated from Nestlé pension plans to other, not yet determined Alcon pension plans by January 1, 2011.

(16)	Shareholders' Equity

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

Change of Control and Proposed Merger

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  That sale was consummated on July 7, 2008, and Novartis acquired a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remained Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contained put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010.  As outlined by the two parties, these rights granted (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  After consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon with the 23% balance being the publicly traded shares.

The consummation triggered certain change of control provisions in certain retirement plans for Company employees, the Company's share-based awards plan (including the vesting of certain outstanding share-based awards) and other agreements.

On January 4, 2010, Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors.  The Company believes that Alcon's Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, management cannot predict the outcome of any proceeding that might be initiated to interpret or challenge this position.

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

Merger Agreement of December 14, 2010

On December 15, 2010, Alcon announced that its board of directors approved a merger agreement with Novartis, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own.  Under the terms of the deal, the merger consideration will be comprised of a combination of Novartis shares and, if necessary, a cash contingent value amount to result in a total value of $168 per share.  The exact exchange ratio and cash contingent value amount will be calculated based upon formulas set forth in the merger agreement.

In accordance with Alcon's Organizational Regulations and after receiving a fairness opinion from its independent financial adviser, Greenhill & Co., the Independent Director Committee recommended approval of the merger agreement to the Alcon board.  The board also received a separate fairness opinion rendered by Lazard Frères & Co. LLC in connection with the transaction.  After considering these items and other appropriate information and factors, the Alcon board approved the merger proposal.

The merger will be effected under Swiss merger law.  Completion is conditional, among other things, on two-thirds approval by the shareholders of both Novartis and Alcon voting at their respective meetings, and the registration and listing of Novartis shares on the SIX Swiss Exchange and American Depository Shares on the New York Stock Exchange to be issued as merger consideration.  At December 31, 2010, Novartis owned more than the required two-thirds of the outstanding common shares of Alcon and has agreed, subject to certain conditions, to vote all of its Alcon shares to approve the merger.  The merger is expected to be completed during the first half of 2011.

Upon completion of the merger, Alcon will become the second largest division within Novartis.  Novartis has proposed that its CIBA VISION operations and select Novartis ophthalmic medicines will be integrated into Alcon.

Independent Director Committee Trust

On July 8, 2010, the Independent Director Committee announced the creation and funding of the Alcon Litigation Trust, an irrevocable trust established under New York law pursuant to a resolution of the Alcon board of directors.  The members of the Independent Director Committee were the trustees of the trust.  The trust was created and funded on July 7, 2010 with $50.  The trust was created to provide the financial means to commence, defend or maintain litigation relating to any transaction between Alcon and a majority shareholder, including the transaction contemplated by the merger proposal announced by Novartis on January 4, 2010, and ensure the protection of the interests of Alcon and its minority shareholders in connection with any such transaction.

In connection with the merger agreement of December 14, 2010, the trust was terminated and the trust property was returned to Alcon in December 2010.

Share Repurchase Agreement Terminated

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement with Nestlé that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1,100 of Alcon common shares.  Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.  The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares.   In September 2008, the Company resumed purchasing from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement.  Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

(17)	Commitments and Contingencies

Minority Shareholder Class Action Lawsuits

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law (note 16).

Certain Alcon minority shareholders filed several class action lawsuits related to Novartis's January 2010 merger proposal concerning the acquisition of the remaining publicly held minority interest.  The claims varied among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."

Eight cases filed in the U.S. District Courts for the Southern District of New York and the Northern District of Texas were consolidated into one class action case in the Southern District of New York.  A ninth case, which did not name Alcon, Inc. and its board of directors as parties, was filed in the Eastern District of New York but was voluntarily dismissed by the plaintiffs on March 18, 2010.

On April 14, 2010, plaintiffs in the consolidated action dismissed their claims against Nestlé and the five Alcon directors designated by Nestlé.  On May 24, 2010, the court granted a motion by Novartis and dismissed the action in its entirety on the ground that Switzerland was a more convenient forum for the dispute.  On July 14, 2010, the plaintiffs appealed the district court's dismissal to the U.S. Court of Appeals for the Second Circuit.  Plaintiffs moved to dismiss the appeal on January 5, 2011, and the Second Circuit granted their motion the next day.

Two cases filed in District Court, Tarrant County, Texas and two cases filed in the County Court at Law, Dallas County, Texas were consolidated for pre-trial purposes by the Texas Multidistrict Litigation Panel in the Texas District Court, Dallas County.  In November 2010, the court granted Novartis's motion seeking dismissal of these actions on the ground that Switzerland is a more convenient forum.  The plaintiffs appealed the court's dismissal, and the appeal is pending.

Other Contingencies

The Company, either alone or jointly with its commercial partners, has filed fourteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of the Company's products, under what are known as Abbreviated New Drug Applications ("ANDAs").

Each infringement action was filed after the Company received notice that one or more of the generic drug companies had filed an ANDA seeking approval to sell a generic version of the Company's product.  As part of its ANDA, each generic drug company challenged one or more patents covering the Company's product.  In the United States, as a result of filing the lawsuits, the FDA must delay approval of the related ANDAs for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In Canada, filing of the lawsuit secured a 24-month delay in approval from the Minister of Health, which can be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should any generic drug company succeed in overcoming the Company's patents and secure regulatory approval, it would be entitled to sell a generic product that would compete with the Company's product in the United States or Canada.  Such competition would be expected to impact significantly the Company's sales and profits.

The following table provides a summary of these lawsuits:

Parties seeking approval	Alcon product(s)	No. of patents challenged	Longest patent expiration date	Patents owned by	Jurisdiction/Regulatory Body	Date first suit filed	Status	If generic challenger is successful, earliest date that a generic may begin selling

Teva Pharmaceuticals USA, Inc.	Vigamox® antibiotic ophthalmic solution (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG).	3(1)	2020	Bayer Schering Pharma AG/the Company	FDA, U.S. District Court of Delaware	April 5, 2006	Trial relative to the Company's patent concluded on March 6, 2008. On October 19, 2009, the court ruled in the Company's favor. Teva has appealed.	September 4, 2014
Apotex Inc., Apotex Corp., Barr Laboratories, Inc., Wockhardt Limited, Sandoz Inc. and Sandoz Canada Inc. (the last two parties are affiliates of Novartis)	Patanol® and Pataday™ anti-allergy ophthalmic solutions	Up to 5 (2), (3), (4),(5), (6), (7)	2015 (Patanol®) and 2023 (Pataday™)	Kyowa Hakko Kirin Co., Ltd./the Company	FDA, U.S. District Court in Indianapolis and Canadian Minister of Health, Federal Court in Toronto	November 15, 2006	One non-jury trial concluded on May 7, 2010. Closing arguments, however, were held August 3, 2010. A ruling has not yet been issued.	June 18, 2011 (2), (3), (4), (5), (8), (9)
Barr Laboratories, Inc., Par Pharmaceutical, Inc., Apotex Corp. and Apotex Inc.	TRAVATAN® and TRAVATAN Z® ophthalmic solutions	Up to 7	2014(8)	The Company	FDA, U.S. District Court of Delaware	April 30, 2009	Trial postponed until May 2, 2011. The parties have requested a further postponement.	December 2011(8)

(1)  Two of the patents are owned by the Company's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020 (including a six-month pediatric extension), is owned by the Company.  The two Bayer Schering Pharma AG patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma AG's systemic moxifloxacin product, Avelox®.  Suit was filed by the Company and Bayer Schering Pharma AG as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware.  Bayer Schering Pharma AG subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma AG and Teva relative to the two Bayer Schering Pharma AG patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma AG patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  The Company remains the exclusive ophthalmic licensee under the Bayer Schering Pharma AG patents.

The trial relative to the Company's patent concluded on March 6, 2008.  On October 19, 2009, the court ruled in the Company's favor on all counts, finding the Company's patent to be valid and infringed by the proposed generic product.  Since then, the Company received issuance of a related patent with claims that cover the Vigamox® product and Teva's proposed generic product.  U.S. Patent No. 7,761,010 was issued on March 2, 2010 and has been added to the FDA Orange Book relative to the Company's Vigamox® product.  Teva has appealed the trial court ruling.

However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address the Company's recently issued second patent before competing with the Company's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome the Company's second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.  On a related note, the Company's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding.  That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.  Divisional patent applications on the Company's Vigamox® product remain pending in the European Patent Office.

(2)  The Company's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in the Apotex ANDA on Patanol® and expires on December 18, 2010.  In addition, the Company has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the Patanol® product market prior to June 18, 2011.

(3)  Unlike the Apotex ANDA on Patanol®, which is challenging only the patent jointly owned by Kyowa and the Company, the Barr ANDA on Patanol® also challenged Kyowa's composition patent on olopatadine, the active agent in Patanol®.  The 30-month period after which the FDA could have approved Barr's generic product would have expired at the end of March 2010.  Trial was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and subsequently was dismissed from the suit.

(4)  The Barr ANDA on Pataday™ is challenging the patent jointly owned by Kyowa and the Company, as well as two later issued patents owned by the Company that cover the Pataday™ formulation.  In this ANDA, Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 18, 2011 by a pediatric extension). Of the two patents owned solely by the Company, the latest expiry date is November 2023. The 30-month period after which the FDA could approve Barr's generic product should expire in May 2011 but is of no practical effect in view of the unchallenged Kyowa patent, the term of which extends until June 2011.

(5)  Like Barr's ANDA on Pataday™, the Apotex ANDA on Pataday™ is challenging the patent jointly owned by Kyowa and the Company, as well as two later issued patents owned by the Company that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension). If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's Pataday™ product in the United States.

(6)  Similar to the Apotex ANDA on Patanol®, the Sandoz Inc. (an affiliate of Novartis) ANDA on Patanol® is challenging only the patent jointly owned by Kyowa and the Company, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with pediatric extension).  Trial was scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (Patanol®) was ordered by the court.  Apotex advised the court of public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial.  On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex.  A new trial date for the Sandoz case has not yet been set.  At the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010, and Sandoz has requested a six-month extension of that stay.

The Sandoz Inc. ANDA on Pataday™ is challenging the patent jointly owned by Kyowa and the Company (described above), as well as two later issued patents owned by the Company that cover the Pataday™ formulation.  Of the Company's two patents, the latest expiry date is November 2023.  Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis.  This case was consolidated with the other Pataday™ suits (Barr and Apotex, described above), but at the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010.  Sandoz has requested a six-month extension of that stay.

(7)  The Sandoz Canada Inc. Abbreviated New Drug Submission (ANDS) is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and the Company and expires in May 2016.  Trial had been scheduled for March 7, 2011, but was postponed by the court with no new trial having been set.

(8)   In June 2010, Alcon announced its plans to discontinue TRAVATAN® in the United States.  Therefore, competition from generic versions of TRAVATAN® would not be expected to impact significantly the Company's sales and profits.  Apotex then withdrew its ANDA on TRAVATAN® and was dismissed from the suit in July 2010.  In November 2010, Barr advised that it too was withdrawing its ANDA on TRAVATAN®.  That leaves Par as the effective first filer for both TRAVATAN® and TRAVATAN Z®.  If Par succeeds in overcoming all of the challenged patents and/or secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with the Company's TRAVATAN Z® product in the United States in December 2011.  Such competition would be expected to impact significantly the Company's sales and profits.  Another Alcon patent application is pending that, if granted, would have an expiration date in 2027.

(9)  Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of the Company's Patanol® product.  The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and the Company and expires in May 2016.  The Company and Kyowa, by timely initiating this action, are entitled to a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.

The Company is also enforcing patents against generic challengers in China (Patanol®) and Chile (Vigamox®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc. Synergetics asserted damages that it claimed could exceed $100.  In 2008 and 2009, subsidiaries of the Company filed two suits against Synergetics for patent infringement in the U.S. District Court for the Northern District of Texas in Fort Worth.  Synergetics answered the complaints.  A series of counterclaims and motions followed.  On April 23, 2010, the parties entered a Confidential Settlement and License Agreement together with a Supply Agreement.  Under the agreements, Alcon paid $32 in exchange for worldwide rights to sell Synergetics patented vitreoretinal products.  The products will be manufactured by Synergetics and supplied to Alcon.  The agreements also settled all pending litigation between Alcon and Synergetics, including both the antitrust and the patent litigation, and provide a process for future dispute resolution.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  The Company filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case had been set for trial in August 2010 but has been postponed.  No new trial date has been set.  Summary judgment motions were filed by both parties January 7, 2011.  Alcon is seeking summary judgment of noninfringement, invalidity and laches, while Dr. Nielsen is seeking partial summary judgment on invalidity and laches/estoppels.  On January 10, 2011, the court ordered that both parties' motions be stricken and refiled in a "cross-motion" format, the briefing for which was extended by the court until the end of March 2011.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).

The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims.  The case has been set for trial on October 17, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

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

The Company self-insures through captive insurance subsidiaries almost all of its property, business interruption and liability risks.

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

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time, the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008 and, in 2009, the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) London (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe) London.  In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration), Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of any funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Commitments

The Company leases certain facilities and equipment under operating leases.  The total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease.  Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset.  Lease expense incurred was $73, $66 and $77 during 2010, 2009 and 2008, respectively.  Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount

2011	$67
2012	50
2013	37
2014	24
2015	21
Thereafter	81

Total minimum lease payments	$280

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2021.  All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition.  The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2010 were as follows:

Year	Amount

2011	$41
2012	21
2013	9
2014	2
2015	1
Thereafter	2

Total	$76

Total payments related to the above unconditional purchase commitments and license agreements for the years ended December 31, 2010, 2009 and 2008 were $93, $63 and $97 respectively.  In addition, at December 31, 2010, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

At December 31, 2010, the Company had guaranteed $7 of debt for certain customers.  At December 31, 2010, the Company had outstanding letters of credit of $27.  The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.  Additionally, the Company guaranteed $33 to a third party reinsurer for the Company's captive insurance subsidiaries.

(18)	Acquisitions

LenSx Lasers, Inc.

Acquisition in 2010

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc.  LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complimentary technology in cataract surgery.  The LenSx® laser will enable surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including anterior capsulorhexis, phacofragmentation and the creation of certain corneal incisions.  Previously these steps were done manually with surgical instruments.

The Company paid approximately $367 in cash at closing to LenSx shareholders for their shares and agreed to maximum contingent payments of approximately $383 based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.

Between the acquisition date and December 31, 2010, LenSx had no revenues and its expenses were not significant.

The following table summarizes the components of the LenSx purchase price:

Cash paid for LenSx shares	$367
Cash paid to a LenSx shareholder for intangible asset integral to the purchase	12
Estimated fair values of future contingent payments	72
Total purchase price	$451

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of identifiable intangible assets and future contingent payments.  Such a valuation requires significant estimates and assumptions including but not limited to estimating future cash flows and developing appropriate discount rates.  The Company is continuing to obtain information and evaluate these fair value estimates.  The Company's fair value estimates for these components of the transaction may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Fair Values of Future Contingent Payments

In addition to the cash paid to the shareholders of LenSx at the time of the acquisition, the Company is obligated to make contingent payments of up to $383 based upon the achievement of certain sales objectives through 2015.  The fair values of these payments were estimated to be $72 and were included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of LenSx.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 5.  Objectives and milestones were assigned individual probabilities based on the respective current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 4.5%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 10% to 65%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $6.

The fair values of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values.  Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business.  The Company believes that LenSx's use of inputs and processes qualify it as the acquisition of a business.

The LenSx purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to estimating future cash flows and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.  The following table summarizes the estimated fair values of net assets acquired:

Current assets	$10
Property, plant and equipment	2
Identifiable intangible assets	433
Goodwill	133
Long term deferred income tax assets	32
Accounts payable and accrued liabilities	(2)
Long term deferred income tax liabilities	(157)

Net assets acquired	$451

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of products.  The estimated amortization period is 15 years based on the projected useful life of the products developed by the use of the technology.

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

Goodwill

Goodwill represents the excess of the LenSx purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of LenSx provides the Company access to improved technology and a highly trained LenSx work force as of the acquisition date.

The Company believes that these factors support the $133 of goodwill recognized as a result of the purchase price paid for LenSx. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues.  The goodwill acquired in the LenSx acquisition is not expected to be deductible for tax purposes.

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

There are a number of milestones that could potentially lead to such payments to the former shareholders of ESBATech.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 5.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

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

The Company believes that these factors support the $40 of goodwill recognized as a result of the purchase price paid for ESBATech. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues, as shown in note 6, "Intangible Assets and Goodwill."  The goodwill acquired in the ESBATech acquisition is expected to be deductible for tax purposes.

(19)	Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,

2010
Sales	$1,721	$1,886	$1,760	$1,812
Operating income	653	751	495	576
Net earnings	573	670	446	521

Basic earnings per common share	$1.91	$2.23	$1.48	$1.72
Diluted earnings per common share	$1.89	$2.21	$1.47	$1.71

2009
Sales	$1,493	$1,677	$1,614	$1,715
Operating income	514	632	578	537
Net earnings	452	582	515	458

Basic earnings per common share	$1.51	$1.95	$1.72	$1.53
Diluted earnings per common share	$1.51	$1.94	$1.71	$1.51

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

During the three months ended March 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 addition to operating income during the period.  However, the U.S. enactment of the Health Care and Education Reconciliation Act of 2010 caused a $25 write-off of deferred tax assets, reducing net earnings in the three months ended March 31, 2010.

In the three months ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, the Company incurred pretax expenses totaling $4, $4, $133 and $11, respectively, for costs related to the change of majority ownership discussed in note 16, other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal, and certain costs related to integration as a subsidiary of Novartis.

Operating income and net earnings in 2009 included costs related to a staffing reduction of approximately 260 employee positions of $18 in the three months ended March 31, 2009 and of $1 in the three months ended September 30, 2009.

Net earnings in the three months ended December 31, 2009 included $30 in additional tax reserves from new information related to prior years' provisions.

Operating income and net earnings after September 15, 2009 reflect the operations of ESBATech subsequent to its acquisition effective September 15, 2009, as discussed in note 18.