Form 20-F
period 2020-12-31
ALCON INC
filed 2021-02-23
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring the shell company report __________
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
New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 489,219,355
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" and in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐	Emerging Growth Company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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
Alcon Inc. publishes Consolidated Financial Statements expressed in US dollars. Our Consolidated Financial Statements responsive to Item 18 of this Annual Report filed on Form 20-F with the US Securities and Exchange Commission (the "Annual Report") are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). "Item 5. Operating and Financial Review and Prospects", together with “Item 4.B. Business Overview” and “Item 6.D. Employees”, constitute the Operating and Financial Review ("Rapport annuel"), as defined by the Swiss Code of Obligations.
Unless the context requires otherwise, the words "we", "our", "us", "Alcon", "Company" and similar words or phrases in this Annual Report refer to Alcon Inc. and its consolidated subsidiaries and the words "Novartis", "Novartis Group" and "Former Parent" refer to Novartis AG and its consolidated affiliates. The term "Alcon Division" means the Alcon business as it was operated under Novartis. The term "Spin-off" refers to the distribution of a dividend-in-kind of Alcon shares to Novartis shareholders and ADR holders as approved by Novartis shareholders at their Annual General Meeting held on February 28, 2019. In this Annual Report, references to the "eye care market" are to the eye care market in which we participate, including the sale of ophthalmic surgical devices, contact lenses and ocular health products, but not including the sale of spectacles and prescription ophthalmic pharmaceutical products; references to "United States dollars", "US dollars", "USD" or "$" are to the lawful currency of the United States of America, and references to "CHF" are to Swiss francs, the lawful currency of Switzerland; references to "Latin America" are to Central and South America, including the Caribbean, unless the context otherwise requires; references to "associates" are to our employees; references to the "SEC" are to the US Securities and Exchange Commission, references to the "FDA" are to the US Food and Drug Administration, and references to "EMA" are to the European Medicines Agency, an agency of the EU; references to the "NYSE" are to the New York Stock Exchange, and references to the "SIX" are to the SIX Swiss Exchange; references to "AT-IOL" mean advanced technology intraocular lenses; and references to "Alcon shares" or "our shares" are to Alcon ordinary shares, nominal value CHF 0.04 per share, with ticker symbol "ALC."
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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This Annual Report contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses. You should not place undue reliance on these statements.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including:
•the effect of the COVID-19 pandemic as well as other viral or disease outbreaks;
•the commercial success of its products and its ability to maintain and strengthen its position in its markets;
•the success of its research and development efforts, including its ability to innovate to compete effectively;
•its success in completing and integrating strategic acquisitions;
•pricing pressure from changes in third party payor coverage and reimbursement methodologies;
•global and regional economic, financial, legal, tax, political and social change;
•data breaches or other disruptions of its information technology systems;
•ongoing industry consolidation;
•its ability to properly educate and train healthcare providers on its products;
•changes in inventory levels or buying patterns of its customers;
•the impact of a disruption in its global supply chain or important facilities;
•ability to service its debt obligations;
•its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the U.S. Department of Justice;
•uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates;
•the need for additional financing through the issuance of debt or equity;
•its reliance on outsourcing key business functions;
•its ability to protect its intellectual property;
•the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices;
•uncertainties regarding the success of Alcon’s separation and Spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon;
•the effects of litigation, including product liability lawsuits and governmental investigations;
•its ability to comply with all laws to which it may be subject;
•effect of product recalls or voluntary market withdrawals;

•the implementation of its enterprise resource planning system;
•its ability to attract and retain qualified personnel;
•the accuracy of its accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets;
•the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing;
•legislative and regulatory reform;
•the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland;
•its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests;
•its ability to operate as a stand-alone company;
•whether the transitional services Novartis has agreed to provide Alcon are sufficient;
•the impact of the Spin-off from Novartis on Alcon’s shareholder base;
•the impact of being listed on two stock exchanges;
•the ability to declare and pay dividends;
•the different rights afforded to its shareholders as a Swiss corporation compared to a U.S. corporation; and
•the effect of maintaining or losing its foreign private issuer status under U.S. securities laws.
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
3.A.            [RESERVED]
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
Risks Related to Our Business Generally
The effects of the ongoing COVID-19 pandemic have had, and may continue to have, a material adverse impact on our business, net sales, profitability, financial condition, liquidity and cash flows.
An outbreak of a strain of coronavirus that was discovered in China in late 2019 evolved into a global pandemic. To stem the spread of COVID-19 disease, in early 2020 nearly all major markets began to implement “stay-at-home” orders, business shutdowns, including offices of eye care professionals, and the deferral of non-urgent surgical procedures, leading to a global economic standstill. While these “stay-at-home” orders were largely lifted by mid-2020, some markets reintroduced targeted “stay-at-home” orders throughout the remainder of 2020.
The spread of COVID-19 caused us to modify aspects of our business practices, including restricting associate travel, encouraging office-based associates to work from home for a substantial part of 2020 and implementing social distancing measures at our manufacturing sites and, upon the return of our associates, in our office locations. Such actions have resulted in disruptions to our supply chain, operations, facilities and associate workforce. If “stay-at-home" orders, business shutdowns and the deferral of non-urgent surgical procedures are re-implemented broadly to combat the spread of COVID-19, our business, net sales, financial condition, liquidity and cash flows would be adversely affected further.
The magnitude of the continued negative impact of the COVID-19 pandemic on our business, net sales, financial condition, liquidity and cash flows depends on future developments that are unpredictable and most of which are outside of our control, including the duration and scope of the pandemic, related governmental advisories and restrictions to contain COVID-19, how quickly economic conditions improve once the COVID-19 pandemic subsides, the development of therapeutic medicines and vaccines and whether there are subsequent outbreaks. We may be unable to prevent or mitigate any or all of the pandemic's near- or long-term adverse impacts, which could be material, such as:
▪Non-urgent medical procedures may be prohibited or restricted again. During 2020, most geographic markets prohibited or restricted non-urgent medical procedures. As a result, many eye care professionals delayed or canceled orders. While markets generally have reopened, some markets have reintroduced closures. Further, some patients remain reluctant to seek medical attention, and, for those who do, there has been a substantial backlog due to limited capacity and the need to social distance, which has had an adverse effect on our sales as markets recover from the pandemic. Also, we could have difficulty timely collecting accounts receivable due from eye care professionals as they themselves recover from the impact of the pandemic.
▪We may be prevented from operating our manufacturing facilities or other workplaces due to the illness of our associates, regulations and associate inability or reluctance to appear for work or travel to our facilities, which may cause a material disruption to our supply chain. In 2020, we had some limited and temporary site shutdowns and implemented alternative working arrangements for all of our office-based associates, including working from home.
▪The operations of our suppliers may be disrupted or may not operate effectively or efficiently, thereby negatively impacting our ability to purchase supplies for our business at historical prices and in sufficient amounts.
▪Generating lower cash from operations could adversely affect our financial condition and the achievement of our strategic objectives. As a result, we may need to raise additional capital by incurring indebtedness or issuing equity securities beyond the $750 million of additional debt that we raised in 2020. Additionally, we may face credit rating downgrades as a result of weaker than anticipated performance of our businesses, higher debt levels, or other factors.
To the extent COVID-19 continues to adversely affect our operations and global economic conditions more generally, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section including impeding our ability to launch new products and develop innovative products, the inability of our customers or suppliers to operate their businesses, the acceleration of industry consolidation, our inability to forecast demand accurately and our need to obtain additional financing.

We operate in a highly competitive industry and if we fail to innovate, we may be unable to maintain our position in the markets in which we compete and unable to build and expand our markets.
Our industry is highly competitive and, in both our surgical and vision care businesses, we face a mixture of competitors and intense competition from competitors' products. While we currently enjoy leading positions within our industry, our success highly depends on our ability to maintain or build on those leading positions. To compete effectively, we must continue to create, invest in, or acquire advanced technology, incorporate this technology into our proprietary products, obtain regulatory approvals in a timely manner where required and manufacture and successfully market our products. We may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new products or new versions of our existing products. As a result of such difficulties and delays, our development expenses may increase and, as a consequence, our results of operations could suffer. Our failure to respond to competitive pressures in a timely manner could have a material adverse effect on our business, financial condition and results of operations.
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
Shifts in industry market share can occur in connection with product issues, physician advisories, safety alerts and publications about our products. In the current environment of managed care, consolidation among healthcare providers, increased competition and declining reimbursement rates, and absent innovation, we must increasingly compete on the basis of price.
In addition, our vision care business operates within a highly competitive environment. In contact lenses, we face intense competition from competitors' products and may face increasing competition as other new products enter the market, for example, with increased product entries from contact lens manufacturers in Asia. New market entrants and existing competitors are also challenging distribution models with innovation in non-traditional, disruptive models such as direct-to-consumer, Internet and other e-commerce sales opportunities, which could adversely impact the traditional eye care professional ("ECP") channel in which Alcon has a significant presence. Our major competitors in contact lenses offer competitive products and differentiated materials, plus a variety of other eye care products including ophthalmic pharmaceuticals, which may give them a competitive advantage in marketing their lenses. Our vision care business also competes with manufacturers of eyeglasses and providers of other forms of vision correction including ophthalmic surgery. The market for contact lenses is intensely competitive and is characterized by declining sales volumes for older and reusable product lines and growing demand for daily lenses and advanced materials lenses. As the market for contact lenses shifts toward daily lenses, we expect our sales in daily lenses to, at least in part, cannibalize sales of our reusable contact lenses and contact lens care offerings. Furthermore, our ocular health product category is also highly competitive. We cannot predict the timing or impact of the introduction of competitive products, including new market entries, "generic" versions of our approved products, or private label products that treat the same conditions as those of our products. In addition, the introduction of alternatives in medical devices and medical prescriptions could also alter the dry eye product market and impede our sales growth. Our ability to respond to these competitive pressures will depend on our ability to decrease our costs and maintain gross margins and operating results and to introduce new products successfully and on a timely basis, and to achieve manufacturing efficiencies and sufficient manufacturing capacity and capabilities for such products.
Finally, our financial performance also depends on our ability to successfully build and expand our markets. For example, while we currently expect our key markets to grow, particularly in multifocal contact lenses and AT-IOLs, the size of the markets in which we compete may not increase above existing levels, we may not be able to regain or gain market share, expand our market penetration or the size of the market for our products, or compete effectively, and the number of procedures in which our products are used may not increase above existing levels. Decreases in market sizes or our market share and declines in average selling prices or procedural volumes could materially adversely affect our results of operations or financial condition. Furthermore, our failure to expand our markets beyond existing levels could impact our ability to grow in line with or above current industry standards.
Our research and development efforts may not succeed in bringing new products to market, or may fail to do so in a cost-efficient manner, or in a manner sufficient to grow our business, replace lost sales or take advantage of new technologies.
Our ability to continue to maintain and grow our business, to replace sales lost due to competition and to bring to market products that take advantage of new and potentially disruptive technologies depends heavily on the success of our research and development activities. Our success relies on our ability to identify and successfully develop cost-effective new products that address unmet medical and consumer needs. To accomplish this, we commit substantial financial, human and capital resources to product research and development, both through our internal dedicated resources and through external investments, alliances, license arrangements, acquisitions and other transactions, which we collectively refer to as "BD&L" transactions. Developing and marketing new products involves a costly, lengthy and uncertain process. Since early 2020, COVID-19 related restrictions have delayed clinical trials and caused our research and development associates to work from home, which could have the effect of delaying new product launches. Even when our new product development projects make it to market, there have been, and in future may be, instances where projects are subsequently discontinued for technical, clinical, regulatory or commercial reasons. In spite of our investments, our research and development activities and external investments may not produce commercially successful new products that will enable us to replace sales lost to our competitors or increase revenue to grow our business. We may not be able to successfully identify and obtain value from our external business development and strategic collaborative efforts. In addition, our new products may cannibalize a portion of the revenues we derive from existing products, therefore driving replacement revenue instead of incremental revenue.
Further, even if we are able to secure regulatory approval and achieve initial commercial success of our products, our products may abruptly cease to be commercially viable due to the discovery of adverse health effects. See "—We may implement product recalls or voluntary market withdrawals of our products" below.
If we are unable to maintain a cost-effective flow of successful new products sufficient to maintain and grow our business, cover any sales erosion due to competition and take advantage of market opportunities, this lack of innovation could have a material adverse effect on our business, financial condition or results of operations. For a description of the government approval processes which must be followed to market our products, see "—Regulatory clearance and approval processes for our products are expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our products" below and "Item 4. Information on the Company—4.B. Business Overview—Government Regulation".
We may not successfully complete and integrate strategic acquisitions to expand or complement our business.
As part of our growth strategy, we regularly evaluate and pursue strategic BD&L transactions to expand or complement our business. Such ventures may bring new technologies, products, or customers to enhance our prominent position in the ophthalmic industry. We may be unable to identify suitable acquisition candidates at attractive prices or at all. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates and governmental regulation (including market concentration limitations and other competition laws).
Further, even if we are successful in completing an acquisition, we could face risks relating to our ability to:
▪successfully integrate the venture due to corporate cultural differences, difficulties in retaining key personnel, customers and suppliers, coordination with other products and changing market preferences;
▪maintain uniform standards, controls, procedures and policies throughout acquired companies, including effective integration of acquired companies into our internal control over financial reporting;
▪achieve expected synergies and obtain the desired financial or strategic benefits from acquisitions within the anticipated time periods, if at all; and
▪successfully enter categories and markets in which we may have limited or no prior experience.
Moreover, acquisitions demand significant company resources and could divert management's attention from our existing business, result in liabilities being incurred that were not known at the time of acquisition or create tax or accounting issues. Furthermore, acquisitions or ventures could also result in potentially dilutive issuances of equity securities, the incurrence of debt, the assumption of contingent liabilities, an increase in expenses related to certain assets and increased operating expenses, all of which could adversely affect our financial condition and results of operations. In addition, to the extent that the economic benefits associated with any of our acquisitions or investments diminish in the future, we may be required to record impairment charges related to goodwill, intangible assets or other assets associated with such transactions, which could adversely affect our financial condition and results of operations.
We often enter into option agreements to acquire early-stage technologies, which may fail in the development process or proof-of-concept stage. Even if such a failure occurs before we exercise our option to acquire the technology, we may have already made a significant investment in the failed technology. Further, if we complete the acquisition, we may not be able to successfully integrate the acquired technology into our business or otherwise use it to develop commercialized products. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of an acquisition.
Changes in third-party payor coverage and reimbursement methodologies and potential regulatory price controls may adversely impact our ability to sell our products at prices necessary to support our current business strategy.
The prices, sales and demand for some of our products, in particular our surgical products, could be adversely affected by the increased emphasis managed care organizations and governments continue to place on the delivery of more cost-effective medical therapies. In addition, some third-party payors will not provide reimbursement for a new product until we demonstrate the innovative value or improved patient outcomes of the new product, which could impact our ability to grow the market for sales of the product. There have also been recent initiatives by third-party payors to challenge the prices charged for medical products. Physicians, eye care professionals and other healthcare providers may be reluctant to purchase our products if they do not receive adequate reimbursement from third-party payors to cover the cost of those products and for procedures performed using those products. Reductions in the prices for our products in response to these trends could reduce our profit margins, which would adversely affect our ability to invest and grow our business.
Outside the US, governmental programs that typically reimburse at predetermined fixed rates may also decrease or otherwise limit amounts available through reimbursement. For example, in the EU, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which medical devices are reimbursed under state-run healthcare schemes. Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states. Countries implementing a volume-based procurement process, such as the one being introduced in China, can lead to decreased prices. Other governmental funding restrictions, legislative proposals and interpretations of policy may negatively impact amounts available through reimbursement, including by restricting payment increases to hospitals and other providers through reimbursement systems, or by restricting whether reimbursement is available for our products at all.
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
Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business.
We sell our products in more than 140 countries. As a result, local and regional economic and financial environments and political and social conditions throughout the world influence and affect our results of operations and business.
Unpredictable political and social conditions currently exist in various parts of the world, including a backlash against free trade, anti-immigrant sentiment, social unrest, a refugee crisis, food and water shortages, COVID-19 related actions, terrorism and the risk of direct conflicts between nations. In addition, the current trade environment is extremely volatile, including the imposition of trade tariffs, trade or economic sanctions, or other restrictions. Changes in trade policy vis-à-vis countries that we operate in could affect our ability to and/or the cost of doing business in such countries. For example, we expect that the ongoing trade dispute between the United States and China could potentially have an adverse effect on the export of our surgical equipment to China. In the United States, the elimination of the Affordable Care Act's individual mandate could have a negative impact on individuals' ability to afford health insurance. Similarly, following the UK's "Brexit" and with the rise of nationalist, separatist and populist sentiment in various countries, there is a risk that barriers to free trade and the free movement of people may rise in Europe. As we have a sizable commercial presence in the UK, the uncertainty surrounding the implementation and effect of "Brexit" may impact our business in the UK and the rest of Europe, including our costs and the distribution of our products in those markets. Further, significant conflicts continue in parts of the Middle East, including conflicts involving Saudi Arabia and Iran, and with respect to places such as North Korea. Collectively, such difficult conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties of international transactions.
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
Economic conditions in our markets may also deteriorate due to epidemics or pandemics; natural and man-made disasters, including climatic events (including any potential effect of climate change), power grid failures, acts of war or terrorism, political unrest, fires or explosions; and other external factors over which we have no control.
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
We are heavily dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support our business processes. In addition, Alcon and our associates rely on the Internet, social media tools and mobile technologies as a means of communication and to gather information, which can include personal information. We are also increasingly seeking to develop technology-based products to improve patient welfare in a variety of ways, which could also result in us gathering personal information about patients and others electronically.
The size and complexity of these information technology systems, and, in some instances, their age, make them potentially vulnerable to external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, including state-sponsored cybercrimes, malware, misplaced or lost data, programming or human errors, or other similar events. Furthermore, because cyber-threats continue to evolve, it is becoming increasingly difficult to detect and successfully defend against them. Consequently, there is a risk that a breach remains undetected for a period of time.
We also currently rely on a number of older legacy information systems that are increasingly difficult to maintain as we continue to upgrade and implement our new systems. By attempting to implement new systems while maintaining the legacy systems, we may be unable to integrate all of our systems to work together. See "—We may experience difficulties implementing our new enterprise resource planning system" below for more details on our ongoing implementation of a new Enterprise Resource Planning ("ERP") system.
Like many companies, our technology landscape has become more complex as we also rely on our third party partners to be cyber-resilient. We have experienced certain adverse incidents and expect to continue to experience them in the future and, as the external cyber-attack threat only keeps growing, we may not be able to prevent future breakdowns or breaches in our systems (or those of our third party partners) and we may not be able to prevent such events from having a material adverse effect on our business, financial condition, results of operations or reputation.
Any disruptive event could negatively impact important business processes, such as the conduct of scientific research and clinical trials, the submission of the results of such efforts to health authorities in support of requests for product approvals, the functioning of our manufacturing and supply chain processes, our compliance with legal obligations and our other key business activities, including our associates' ability to communicate with one another and with third parties. These risks were heightened during the ongoing pandemic with our office-based associates largely working from home. Such potential information technology issues could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. Furthermore, malfunctions in software or in devices that make significant use of information technology, including our surgical equipment, could lead to a risk of harm to patients.
In addition, our routine business operations, including through the use of information technologies such as the Internet, social media, mobile technologies and technology-based medical devices like our surgical equipment, also increasingly involve our gathering personal information (including sensitive personal information) about patients, vendors, customers, associates, collaborators and others. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people's personal information to unauthorized persons. Any such event could give rise to significant potential liability and reputational harm, including potentially substantial monetary penalties. We also make significant efforts to ensure that any international transfers of personal data are done in compliance with applicable law. We are subject to certain privacy laws and regulations that continue to evolve, including Swiss privacy laws, the EU's General Data Protection Regulation and the California Consumer Privacy Act, which include operational and compliance requirements that are different than those previously in place and also includes significant penalties for non-compliance. Failure to comply with these laws could lead to significant liability. In addition, any additional restraints that may be placed on our ability to transfer such data could have a material adverse effect on our business, financial condition, results of operations and reputation.
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

Breaches of data security, technology disruptions, privacy violations, or similar issues could cause the loss of trade secrets or other intellectual property, expose personal information, interrupt our operations, all of which could result in enforcement actions or liability, including potential government fines, claims for damages and shareholders' litigation. Any such events could require us to expend significant resources beyond those we already invest to further modify or enhance our protective measures, to remediate any damage and to enable the continuity of our business.
Financial markets, including inflation and volatile exchange rates, are unpredictable.
Financial markets may adversely affect our earnings, the return on our financial investments and the value of some of our assets. For example, inflation could accelerate, which could lead to higher interest rates, increasing our costs of raising capital. Uncertainties around future central bank and other economic policies in the United States and EU, as well as high debt levels in certain other countries, could also impact world trade. Sudden increases in economic, currency or financial market volatility in different countries have also impacted, and may continue to impact, our business and results of operations, including the value of our investments in our pension plans. See "—We may be underestimating our future pension and other post-employment benefit plan obligations" below.
Changes in exchange rates between the US dollar, our reporting currency and other currencies can also result in significant increases or decreases in our reported sales, costs and earnings as expressed in US dollars, and in the reported value of our assets, liabilities and cash flows. Despite any measures we may undertake in the future to reduce, or hedge against, foreign currency exchange risks, because a significant portion of our earnings and expenditures are in currencies other than the US dollar, and the fact that our expenditures in Swiss francs and US dollars are significantly higher than our revenue in Swiss francs and US dollars, respectively, any such exchange rate volatility may negatively and materially impact our business, results of operations and financial condition, and may impact the reported value of our net sales, earnings, assets and liabilities. For more information on the effects of currency fluctuations on our Consolidated Financial Statements and on how we manage currency risk, see "Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Effects of Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".
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
In our surgical business, healthcare providers, physician practices, hospitals and surgery centers around the world continue to consolidate in response to declining reimbursement rates and intensifying pressure to reduce healthcare delivery expenses. In vision care, private label growth and retailer-branded lenses may drive the commoditization of contact lenses and further boost the bargaining power of our distributors and retailers. This consolidation is increasing the ability of large groups to negotiate price, accelerating the transition of the decision maker from physicians to cost-focused professional buyers and potentially increasing price transparency or price referencing in instances of consolidation across borders.
Further, as our customers consolidate, if one or more of our major customers experienced financial difficulties, the effect on us would be substantially greater than in the past, and could include a substantial loss of sales and an inability to collect amounts owed to us.
If we fail to properly educate and train healthcare providers on our products, then customers may not buy our products.
We market our surgical products to healthcare providers, including ECPs, public and private hospitals, ambulatory surgical centers, eye clinics and ophthalmic surgeons' offices and group purchasing organizations and our vision care products to retailers and distributors. We have developed, and strive to maintain, strong relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of consumer and surgeon needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. Travel restrictions such as those due to the COVID-19 pandemic have increased the difficulty in maintaining these strong relationships.

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
We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices, changes to our products, product transfers or the life cycle of our products. To successfully manage our inventories, we must estimate demand from our customers and produce products in sufficient quantity that substantially corresponds to that demand. If we fail to adequately forecast demand for any product, or fail to determine the optimal product mix for production purposes, we may face production capacity issues in manufacturing sufficient quantities of a given product, such as our IOLs, daily contact lenses or certain ocular health products. In addition, failures in our information technology systems, issues created by the implementation of our new ERP system or human error could also lead to inadequate forecasting of our overall demand or product mix.
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
Compounding the risk of inaccurate forecasts, the manufacturing process for our products has lengthy lead times to acquire and install new equipment and product lines to ramp up production. Thus, if we fail to adequately forecast demand, then we may be unable to scale production in a timely manner to meet unexpected higher demand.
Finally, a significant portion of our vision care products are sold to major healthcare distributors and major retail chains in certain markets. Consequently, our sales and quarterly growth comparisons, as well as our estimates for required inventory levels, may be affected by fluctuations in the buying patterns of such buyers. These fluctuations may result from seasonality, pricing, a recall of a competitor’s product, large retailers' and distributors' buying decisions or other factors. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence, leaving us with inventory that we cannot sell profitably or at all. By contrast, if we underestimate demand and produce insufficient quantities of a product, we could be forced to choose between producing additional unexpected quantities of that product at a higher price or foregoing sales.
Disruptions in our global supply chain or important facilities could cause production interruptions, delays and inefficiencies.
We are engaged in manufacturing and sourcing of products and materials on a global scale. Our operations and those of our suppliers could be disrupted by a number of factors, including: disruptions in logistics; strikes and other labor disputes; loss or impairment of key manufacturing sites; loss of key suppliers; supplier capacity constraints; raw material and product quality or safety issues; industrial accidents or other occupational health and safety issues; the impact on our suppliers of tighter credit or capital markets; epidemics and pandemics; and natural and man-made disasters, including climatic events (including any potential effect of climate change), power grid failures, acts of war or terrorism, political unrest, fires or explosions and other external factors over which we have no control.

In addition, we single-source or rely on limited sources of supply for many components, raw materials and production services, such as sterilization, used in the production of our products. The loss of one of these suppliers or the inability of any such supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. For example, some of our products and product components are sterilized using ethylene oxide (“EtO”), which we purchase from large-scale suppliers. Concerns about the impact of EtO on the environment when released at unsafe levels have led to regulatory enforcement activities against EtO suppliers, including closures of their facilities. Any facility closures or disruption to the operations of these EtO suppliers could delay or prevent our ability to commercialize our products and lead to product back orders for our customers, which could have a materially negative impact on our sales and profitability. In addition, any regulatory enforcement activities against us for our use of EtO could result in financial, legal, business and reputational harm to us. The need to sterilize equipment and personal protective equipment to combat COVID-19 has exacerbated the shortage of EtO. Moreover, a price increase from a supplier where we do not have a supply alternative could cause our profitability to decline if we cannot increase our prices to our customers. To ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to such suppliers.
Finally, in some cases, we manufacture our products at a single manufacturing facility. In many cases, regulatory approvals of our products are limited to a specifically approved manufacturing facility. If we fail to produce enough of a product at a facility, or if our manufacturing process at that facility is disrupted, we may be unable to deliver that product to our customers on a timely basis. Problems may arise during the manufacturing process for a variety of reasons, including technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility (as a result of a natural or man-made disaster, use and storage of hazardous materials or other events), power grid failures, or other reasons. In the event of a quality control issue, we may voluntarily, or our regulators may require us to, close a facility indefinitely. If any such problems arise, we may be unable to purchase substitute products from third-party manufacturers to make up any resulting shortfall in the production of a product, as such third-party manufacturers may only exist in limited numbers or appropriate substitutes may not be available. This risk is particularly relevant with respect to products for which we represent a substantial portion of the market, such as vitreoretinal equipment and other vitreoretinal-related products. A failure to deliver products on a timely basis could lead to customer dissatisfaction and damage to our reputation. Significant delays in the delivery of our products or a delay in the delivery of a key product could also negatively impact our sales and profitability.
Our existing debt may limit our flexibility to operate our business or adversely affect our business and our liquidity position.
We have outstanding debt of $4.1 billion as of December 31, 2020, and we may incur additional indebtedness in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions.
Our indebtedness may:
▪make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;
▪require us to dedicate a portion of our cash flows to payments on our debt, reducing our ability to use our cash flows to fund capital expenditures, BD&L or other strategic transactions, working capital and other general operational requirements, or to pay dividends to our shareholders;
▪limit our flexibility to plan for and react to changes in our business;
▪negatively impact our credit rating and increase the cost of servicing our debt;
▪place us at a competitive disadvantage relative to some of our competitors that have less debt than us;
▪increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy; and
▪make it difficult to refinance our existing debt or incur new debt on terms that we would consider to be commercially reasonable, if at all.
The occurrence of any one of these events could have a material adverse effect on our business, financial condition or result of operations or cause a significant decrease in our liquidity and impair our ability to pay amounts due on our indebtedness.
Investigations by government authorities under the FCPA and other applicable anti-corruption laws may result in substantial fines and other adverse effects.
On June 25, 2020, Alcon entered into a three-year Deferred Prosecution Agreement ("DPA") with the U.S. Department of Justice, or DoJ, regarding a charge that Alcon Pte Ltd. conspired to falsify financial books and records in violation of the US Foreign Corrupt Practices Act of 1977, as amended, or FCPA. The charge relates to payments made by a former distributor to health care providers in Vietnam between 2007 and 2014. Alcon agreed to pay the DoJ a penalty of $8.925 million, for which Novartis has indemnified Alcon under the Separation and Distribution Agreement.
Under the DPA, the DoJ has agreed to defer prosecution for three years of the facts acknowledged by us that occurred between 2007 and 2014, after which period the charges will be dismissed with prejudice if we do not violate the terms of the DPA. If the DoJ determines that we have breached the DPA, the length of the DPA could be extended and/or we could be subject to prosecution and additional fines or penalties, including the deferred charges. Criminal prosecution or sanctions could have a material adverse effect on our business, financial condition, results of operations, or cash flows.
Uncertainty relating to the nature and timing of the potential phasing out of LIBOR and agreement on any new alternative reference rates may adversely impact our borrowing costs.
On March 6, 2019, we entered into a $0.8 billion unsecured five-year term loan facility ("Facility B") and a $1.0 billion unsecured five-year committed multicurrency revolving credit facility (the "Revolving Facility”). The Revolving Facility was undrawn as of December 31, 2020. Facility B bears an interest rate equal to the interest rate benchmark (USD prevailing London Interbank Offered Rate (“LIBOR”)), plus an applicable margin. In February 2021, the Revolving Facility term was extended to March 2026.
On July 27, 2017, the UK’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after December 2021 or whether any additional reforms to LIBOR may be enacted in the UK or elsewhere.
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
We may need to obtain additional financing which may not be available or, if it is available, may not be on favorable terms and may result in dilution of our then-existing shareholders.
We may need to raise additional funds to:
▪finance unanticipated working capital requirements or refinance our existing indebtedness;
▪develop or enhance our infrastructure and our existing products and services;
▪maintain sufficient liquidity as a result of the impact from COVID-19;
▪engage in mergers and acquisitions or other strategic BD&L transactions;
▪fund strategic relationships; and
▪respond to competitive pressures.
If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing shareholders may be diluted, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing shareholders.
Our reliance on outsourcing key business functions to third parties heightens the risks faced by our businesses.
We outsource the performance of certain key business functions to third parties and invest a significant amount of effort and resources into doing so. Such outsourced functions can include research and development collaborations, clinical trial activities, manufacturing operations, human resources, warehousing and distribution activities, certain finance functions, submission of regulatory applications, marketing activities, data management and others. Outsourcing of services to third parties could expose us to suboptimal quality of service delivery or deliverables and potentially result in repercussions such as missed deadlines or other timeliness issues, erroneous data, supply disruptions, non-compliance (including with applicable legal or regulatory requirements and industry standards) and/or reputational harm, with potential negative effects on our results.
We continue to rely on our former parent for certain key business functions, including certain transitional services that are covered under the Transitional Services Agreement, certain manufacturing needs that are covered under the Manufacturing and Supply Agreement and certain transitional distribution services that are covered under a Transitional Distribution and Services Agreement. For example, we continue to rely on our former parent company for the production of our entire supply of viscoelastics. We currently sell viscoelastics on a standalone basis for procedures using our products and also use them as a component in our surgical pack offerings. As a result, a shortage in our supply of viscoelastics could not only cause a failure in our ability to meet our commitments to our customers, but could also have significant collateral impacts on other parts of our business due to related decreases in the rates of procedures requiring viscoelastics that feature our equipment or other products.
Ultimately, if the third parties, including our former parent company, fail to meet their obligations to us, we may lose our investment in the collaborations and fail to receive the expected benefits of these arrangements. Contractual remedies may be inadequate to compensate us for the damage to our business or lost profits. In addition, many of the companies to which we outsource key business functions may have more limited resources compared to us, and, in particular, may not have internal compliance resources comparable to those within our organization. Should any of these third parties fail to carry out their contractual duties or regulatory obligations or fail to comply with the law, including laws relating to export and trade controls, or should they act inappropriately in the course of their performance of services for us, there is a risk that we could be held responsible for their acts, that our reputation may suffer and that penalties may be imposed upon us. Any such failures by third parties could have a material adverse effect on our business, financial condition, results of operations or reputation.
Even if we protect our intellectual property to the fullest extent permitted by applicable law, our competitors and other third parties could develop and commercialize products similar or identical to ours, which could impair our ability to compete.
We rely on a combination of patents, trademarks and copyrights to protect our intellectual property. The scope, strength and duration of those intellectual property rights can vary significantly from product to product and country to country. We also rely on a variety of trade secrets, know-how and other confidential information to supplement these protections. In the aggregate, these intellectual property rights are of material importance to our business.
The protections afforded by these intellectual property rights may limit the ability of competitors to commercialize products covered by the applicable intellectual property rights, but they do not prevent competitors from marketing alternative products that compete with our products. In addition, these intellectual property rights may be challenged by third parties and regulatory agencies, and intellectual property treated as trade secrets and protected through confidentiality agreements may be independently developed by third parties and/or subject to misappropriation by others. Furthermore, in certain countries, particularly in China, due to ambiguities in the law and enforcement difficulties, intellectual property rights may not be as effective as in Western Europe or the United States. Therefore, even if we protect our intellectual property to the fullest extent permitted by applicable law, competitors and other third parties may nonetheless develop and commercialize products similar or identical to ours, which could impair our ability to compete and have an adverse effect on our business, financial condition and results of operations.
Unauthorized or illegal distribution may harm our business and reputation.
In the United States and elsewhere, our products are subject to competition from lower priced versions of our products and competing products from countries where there are government imposed price controls or other market dynamics that make the products lower priced. Despite government regulations aimed at limiting such imports, the volume of imports may continue to rise in certain countries. This importation may adversely affect our profitability in the United States and elsewhere and could become more significant in the future.
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
We, from time to time, are, and may in the future be, subject to various investigations and legal proceedings that arise or may arise.
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
In addition, from time to time, we are named as a defendant in product liability lawsuits and, to the extent we are, we may in the future incur material liabilities relating to such product liability claims, including claims alleging product defects and/or alleged failure to warn of product risks. The risk of material product liability litigation is increased in connection with product recalls and voluntary market withdrawals. We have voluntarily taken products off the market in the past, including global voluntary market withdrawal of the CyPass micro-stent. The combination of our insurance coverage, cash flows and provisions may not be adequate to satisfy product liabilities that we may incur in the future. Successful product liability claims brought against us or recalls of any of our products could have a material adverse effect on our business, results of operations or our financial condition.
Because of our extensive international operations, we could be adversely affected by violations of worldwide anti-bribery laws, including those that prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business, such as the US Foreign Corrupt Practices Act (the “FCPA”), and laws that prohibit commercial bribery. Our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our associates or agents. Violations of these laws, or allegations of such violations, could disrupt our business and adversely affect our reputation and our business, results of operations, cash flows and financial condition.
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
In addition, we have significant activities in a number of developing countries around the world, both through our own associates and through third parties retained to assist us. In some of these countries, a culture of compliance with law may not be as fully developed as in other countries.
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
In particular, in recent years, there has been a trend of increasing government investigations, legal proceedings and law enforcement activities against companies and executives operating in our industry. Increasingly, such activities can involve criminal proceedings and can retroactively challenge practices previously considered to be acceptable. For instance, in 2017 and 2018, Alcon and Novartis, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the DoJ and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services and relationships with third-party distributors, both before and after Alcon became part of the Novartis Group. The investigations by the DoJ and the SEC have concluded. Under our final settlement with the DoJ, we are subject to a three-year deferred prosecution agreement. Our failure to comply with the terms of the deferred prosecution agreement with the DoJ could result in resumed prosecution and other regulatory sanctions and could otherwise negatively affect our operations.
For additional information, including with respect to certain Novartis obligations to indemnify Alcon, see "Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings".
Such proceedings are inherently unpredictable, and large judgments or penalties sometimes occur. As a consequence, we may in the future incur judgments or penalties that could involve large cash payments, including the potential repayment of amounts allegedly obtained improperly and other penalties, including enhanced damages. In addition, such proceedings may affect our reputation, create a risk of potential exclusion from government reimbursement programs and may lead to civil litigation. As a result, having taken into account all relevant factors, we may in the future enter into major settlements of such claims without bringing them to final legal adjudication by courts or other such bodies, despite having potentially significant defenses against them, in order to limit the risks they pose to our business and reputation. Such settlements may require us to pay significant sums of money and to enter into corporate integrity or similar agreements intended to regulate company behavior for a period of years, which can be costly to operate under.
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
We may also voluntarily initiate certain field actions, such as a correction or removal of our products in the future as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. If a correction or removal of one of our devices is initiated to reduce a health risk posed by the device, or to remedy a violation of the Federal Food, Drug, and Cosmetic Act ("FDCA") caused by the device that may present a risk to health, the correction or removal must be reported to the FDA. Similarly, field actions conducted for safety reasons in the European Economic Area must be reported to the regulatory authority in each country where the field action occurs.
We have voluntarily taken products off the market in the past, including the global voluntary market withdrawal of the CyPass micro-stent. In the year ended December 31, 2018, we recognized an impairment charge of $337 million in relation to the CyPass micro-stent market withdrawal. Based on this experience, we believe that the occurrence of a recall could result in significant costs to us, potential disruptions in the supply of our products to our customers and adverse publicity, all of which could harm our ability to market our products. A recall of one of our products or a similar competing product manufactured by another manufacturer could impair sales and subsequent regulatory approvals of other similar products we market and lead to a general loss of customer confidence in our products. A product recall could also lead to a health authority inspection or other regulatory action or to us being named as a defendant in lawsuits. See "—Litigation, including product liability lawsuits, and governmental investigations may harm our business or otherwise distract our management" above.
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
We may be unable to attract and retain qualified personnel.
We are highly dependent upon skilled personnel in key parts of our organization, and we invest heavily in recruiting, training and retaining qualified individuals, including significant efforts to enhance the diversity of our workforce. The loss of the service of key members of our organization—including senior members of our scientific and management teams, high-quality researchers and development specialists and skilled personnel in developing countries—could delay or prevent the achievement of major business objectives.
In addition, our ability to hire qualified personnel also depends on the flexibility to reward superior performance and to pay competitive compensation. Laws, regulations and customary practice on executive compensation, including legislation and customary practice in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. For example, pay benchmarks for Swiss and other European companies may be inconsistent with the current market in the United States, making it more difficult to recruit US talent. Further, certain associates will be required to travel frequently between Switzerland and the US. These associates may be unwilling or unable to make such a commitment. Finally, changes to immigration policies in the numerous countries in which we operate, including the United States, as well as restrictions on global travel as a result of local or global public health crises requiring quarantines or other precautions to limit exposure to infectious diseases, may limit our ability to hire or retain talent in, or transfer talent to, specific locations.
We may be underestimating our future pension and other post-employment benefit plan obligations.
We sponsor pension and other post-employment benefit plans in various forms. While most of our plans are now defined contribution plans, certain of our associates remain under defined benefit plans. For these defined benefit plans, we are required to make significant assumptions and estimates about future events in calculating the present value of expected future plan expenses and liabilities. These include assumptions used to determine the discount rates we apply to estimated future liabilities and rates of future compensation increases. Assumptions and estimates we use may differ materially from the actual results we experience in the future, due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants, among other variables. For example, in 2020, a decrease in the interest rate we apply in determining the present value of expected future total defined benefit plan obligations (consisting of pension and other post-employment benefit obligations) of one-quarter of one percent would have increased our year-end defined benefit obligation by $46 million. Any differences between our assumptions and estimates and our actual experience could require us to make additional contributions to our pension funds. Further, additional employer contributions might be required if plan funding falls below the levels required by local rules.
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
Our businesses are subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. The exercise of broad regulatory powers by the FDA continues to result in increases in the amounts of testing and documentation required for the commercialization of regulated products and a corresponding increase in the expense of product introduction. Similar trends are also evident in the EU and in other markets throughout the world. Compliance with these laws and regulations is costly and materially affects our business. Among other effects, health care regulations substantially increase the time, difficulty and costs incurred in obtaining and maintaining approval to market newly developed and existing products.
Most of our products are regulated as medical devices and face difficult development and approval processes in most jurisdictions we operate in, particularly in the US and EU; however other products may be regulated as other categories such as lasers, drug products, dietary supplements and medical foods. We discuss these regulations more thoroughly "Item 4. Information on the Company—4.B. Business Overview—Government Regulation—Product Approval and Monitoring".

The process of developing new products and obtaining necessary FDA clearance or approval, CE marking, or other regulatory marketing authorization is lengthy, expensive and uncertain. Our potential products could take a significantly longer time than we expect to gain marketing authorization or may never gain such marketing authorization. Regulatory authorities may require additional testing or clinical data to support marketing authorization, delaying authorization and market entry of our products. Even if the FDA or another regulatory agency or notified body approves a product, the approval may limit the indicated uses for a product, may otherwise limit our ability to promote, sell and distribute a product or may require post-marketing studies or impose other post-marketing obligations. We may be unable to obtain the necessary regulatory clearances or approvals for any product on a timely basis or at all. If a regulatory authority delays authorization of a potentially significant product, our market value and operating results may decline. Similarly, if we are unable to obtain regulatory approval or CE marking of our products, we will not be able to market these products, which would result in a decrease in our sales.
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
The manufacture of our product portfolio is complex and heavily regulated by governmental health authorities around the world, including the FDA. Whether our products are manufactured at our own dedicated manufacturing facilities or by third parties, we must ensure that all manufacturing processes comply with current Good Manufacturing Practices, quality system requirements and other applicable regulations, as well as with our own high quality standards. In recent years, health authorities have substantially intensified their scrutiny of manufacturers' compliance with such requirements.
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
Among other requirements, we are required to comply with applicable adverse event and malfunction reporting requirements for our products. For example, for our medical device products, in the US, we are required to report to the FDA any incident in which one of our marketed devices may have caused or contributed to a death or serious injury or has malfunctioned and the malfunction of the device or a similar device that we market would be likely to cause or contribute to death or serious injury if the malfunction were to recur. In addition, all manufacturers placing medical devices on the market in the European Economic Area are legally required to report any serious or potentially serious incidents involving devices produced or sold by the manufacturer to the relevant authority in those jurisdictions where any such incident occurred.

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
Failure to comply with statutes and regulations administered by the FDA and other regulatory bodies or failure to adequately respond to any notices of violation or any similar reports could result in, among other things, any of the following enforcement actions:
▪warning letters or untitled letters issued by the FDA;
▪fines, civil penalties, in rem forfeiture proceedings, injunctions, consent decrees and criminal prosecution;
▪detention of imported products;
▪delays in approving, or refusal to approve, our products;
▪withdrawal or suspension of approval of our products or those of our third-party suppliers by the FDA or other regulatory bodies;
▪product recall or seizure;
▪operating restrictions or interruption of production; and
▪inability to export to certain countries.
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
First, it could be costly and onerous to comply with changes or new requirements relating to the regulatory approval process or postmarket requirements applicable to our products in various jurisdictions. As discussed in "Item 4. Information on the Company—4.B. Business Overview—Government Regulation—Product Approval and Monitoring" the EU has made recent changes to its regulatory regime. In addition, several countries that did not have regulatory requirements for medical devices have established such requirements in recent years, and other countries have expanded, or plan to expand, their existing regulations. While harmonization of global regulations has been pursued, requirements continue to differ significantly among countries. Further, the FDA is also pursuing various efforts to modernize its regulation of devices, including potential changes to the 510(k) pathway such as limiting reliance on older predicate devices and establishing an alternative 510(k) pathway that permits reliance on objective performance criteria. We expect this global regulatory environment to continue to evolve, which could impact the cost of, the time needed to approve and, ultimately, our ability to maintain existing approvals or obtain future approvals for, our products.
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
While operating as a division of Novartis, our subsidiary, Alcon Pharmaceuticals Ltd. (“APL”), benefited from an investment tax incentive granted by the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland in respect of both Swiss federal taxes and Fribourg cantonal / communal taxes for the fiscal years ended

December 31, 2007 through December 31, 2017. This tax incentive is subject to a five year "claw-back" period if Alcon does not continue to meet certain requirements related to its operations in Fribourg.
In connection with the Spin-off, our former parent retained certain assets of APL related to APL’s former pharmaceutical business. As a result, Novartis agreed with the Canton of Fribourg that each of APL and a subsidiary of Novartis (Novartis Ophthalmics AG, Fribourg) will have separate and standalone obligations and potential liabilities in connection with the five year claw-back period relating to the Fribourg investment tax incentive granted to APL. In particular, APL may be required to pay a "claw-back" amount of up to CHF 1.3 billion to the Fribourg tax authorities if APL fails to continue certain business activities in Fribourg and if Alcon Inc., APL and Alcon Services AG fail to (i) remain tax resident in Fribourg, and (ii) employ a certain minimum number of associates in Fribourg. Since December 31, 2018, our "claw-back" obligation has begun to be reduced each year by 20% of the original maximum amount and will expire on December 31, 2022. As of December 31, 2020, the "claw-back" obligation amounted to CHF 520 million.
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
We conduct operations in multiple tax jurisdictions, and the tax laws of those jurisdictions generally require that the transfer prices between affiliated companies in different jurisdictions be the same as those between unrelated companies dealing at arm's length and that such prices are supported by contemporaneous documentation. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these jurisdictions were to successfully challenge our transfer prices as not reflecting arm's length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher overall tax liability to us and possibly interest and penalties.
Additionally, the integrated nature of our worldwide operations can produce conflicting claims from tax authorities in different countries as to the profits to be taxed in the individual countries. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untested, can be expected to be very lengthy and do not always contain a mandatory dispute resolution clause.
In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development ("OECD") has proposed certain changes to the International tax standards that have resulted and will continue to result in local tax law changes under its Base Erosion and Profit Shifting ("BEPS") Action Plans to address issues of transparency, coherence and substance. Most recently, the OECD has released its plans for proposing further amendments to the international tax standards, including a new attribution of the right to tax corporate profits where customers are located and a mechanism ensuring that all corporate profits would be subject to a minimum taxation level.
Furthermore, Switzerland and the various Swiss cantons in which Alcon is present have adopted their own corporate tax reform. The main elements of the Swiss tax reform became effective in 2020 and have resulted in an increase in Alcon’s tax burden and effective tax rate in Switzerland.
In general, tax reform efforts, including with respect to tax base or rate, transfer pricing, intercompany dividends, cross border transactions, controlled corporations and limitations on tax relief allowed on the interest on intercompany debt, will require us to continually assess our organizational structure and could lead to an increased risk of international tax disputes, an increase in our effective tax rate and an adverse effect on our financial condition.
Goodwill and other intangible assets on our books may lead to significant noncash impairment charges.
We carry a significant amount of goodwill and other intangible assets on our consolidated balance sheet, primarily due to the value of the Alcon brand name, but also intangible assets associated with our technologies, acquired research and development, currently marketed products and marketing know-how. As a result, we may incur significant noncash impairment charges if the fair value of the intangible assets and the groupings of cash generating units containing goodwill would be less than their carrying value on our consolidated balance sheet at any point in time.
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
A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law and the role of the company’s board of directors in supervising various sustainability issues. In addition to the topics typically considered in such assessments, in the healthcare industry, issues of the public’s ability to access our products and solutions are of particular importance.
We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time and the potential impact of our business on society and the environment. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.
Risks Related to the Separation from Novartis
Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own administrative and support functions necessary to operate as a stand-alone public company.
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
We may not pay or declare dividends.
Although Alcon expects that it will recommend the payment of a regular cash dividend based upon the prior year’s core net income, we may not pay or declare dividends in the future. Due to the economic uncertainties resulting from the COVID-19 pandemic, our Board chose to recommend not paying a dividend in 2020. The declaration, timing and amount of any dividends to be paid by Alcon will be subject to the approval of shareholders at the relevant General Meeting of shareholders. The determination by the Board as to whether to recommend a dividend and the approval of any such proposed dividend by the shareholders will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Board and shareholders.
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

See "Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy" for more information.
As a foreign private issuer, we are subject to different US securities laws and rules than a domestic issuer, which may limit the information publicly available to US shareholders.
We report under the Securities Exchange Act of 1934 ("Exchange Act") as a non-US company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters and intend to continue to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while US domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.
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
If we were to lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For instance, we would be required to change our basis of accounting from IFRS as issued by the IASB to US GAAP, which we expect would be difficult and costly and could also result in potentially material changes to historical financial statements previously prepared on the basis of IFRS. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under US securities laws could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we could be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board.
Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, shareholders must approve the payment of dividends and cancellation of treasury shares. Swiss law also requires that our shareholders themselves resolve to, or authorize our Board to, increase our share capital. While our shareholders may authorize share capital that can be issued by our Board without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, Swiss law grants pre-

emptive rights to existing shareholders to subscribe for new issuances of shares and advance-subscription rights to subscribe for convertible bonds or similar instruments with conversion or option rights. A resolution adopted at a shareholders' meeting by a qualified majority of two-thirds of the votes represented, and the absolute majority of the nominal value of the shares represented, may restrict or exclude such pre-emptive or advance-subscription rights in certain limited circumstances. In June 2020, the Swiss Parliament approved certain changes to Swiss corporate law including permitting the payment of interim dividends, subject to shareholders' approval, and providing a board of directors more flexibility to increase share capital. The enactment date for these changes has not yet been determined and may require an amendment to Alcon’s articles of incorporation. Despite these prospective changes, Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.
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
Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland are governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:
▪the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
▪the judgment of such non-Swiss court has become final and non-appealable;
▪the judgment does not contravene Swiss public policy;
▪the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
▪no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

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
In 1977, Alcon was acquired by a Swiss subsidiary of Nestlé S.A. and, consequently, Alcon began operating as a wholly owned subsidiary of Nestlé until 2002. In 2001, the name of the entity was officially changed to Alcon, Inc. and, on March 20, 2002, Nestlé completed an initial public offering of approximately 25% of the outstanding common shares of Alcon, Inc. From March 20, 2002 until its 2011 merger into Novartis discussed below, Alcon was publicly listed and traded on the NYSE under the symbol “ACL”.
On July 7, 2008, Nestlé sold to Novartis approximately 25% of the then outstanding Alcon shares and granted Novartis an option for Novartis to acquire Nestlé’s remaining shares in Alcon beginning in 2010. On August 25, 2010, Novartis exercised its option and purchased the remaining approximately 52% of the total outstanding Alcon shares owned by Nestlé. Following this purchase, Novartis owned an approximate 77% interest in Alcon. On December 14, 2010, Novartis entered into a definitive agreement to acquire the remaining 23% of Alcon through a merger of Alcon, Inc. into Novartis in consideration for Novartis shares and a contingent value amount. The merger was consummated on April 8, 2011, creating the Alcon Division within Novartis. In connection with the Novartis acquisition of Alcon, Novartis also merged its then‑existing contact lens and contact lens care unit, CIBA Vision, and certain of its ophthalmic pharmaceutical products into Alcon and moved the generic ophthalmic pharmaceutical business conducted by Alcon prior to the merger into the Sandoz Division of Novartis. In 2016, Novartis moved the management and reporting of Alcon ophthalmic pharmaceutical and over‑the‑counter ocular health products to the Innovative Medicines Division of Novartis. Subsequently, effective January 1, 2018, Novartis returned to Alcon the management and reporting of over‑the‑counter ocular health products and certain surgical diagnostic medications previously transferred from Alcon in 2016.
On June 29, 2018, Novartis announced its intention to seek shareholder approval for the Spin‑off of its Alcon Division, following the complete legal and structural separation of Alcon into a stand-alone company consisting of Alcon Inc. and its consolidated subsidiaries. Novartis shareholders approved the Spin-off on February 28, 2019, and the Spin-off transaction was consummated on April 9, 2019. Following the Spin-off, Alcon became a stand-alone, independent company.
Significant Acquisitions, Dispositions and other Events
COVID-19 Pandemic
The COVID-19 pandemic had a significant impact on our financial results and operations in 2020, and we expect the pandemic to continue to have an impact on our financial results and operations into 2021. The 2020 financial impact is discussed in more detail in this Annual Report, including under “Item 5. Operating and Financial Review and Prospects”.

Associate safety
To protect our associates, we implemented a response framework with recommended COVID-19 prevention, containment and mitigation measures. For example, we implemented procedures in early 2020 including limiting the number of people in one area at a time, modifying workstation arrangements, screening temperatures daily, minimizing the cross flow of people between shifts to reduce potential exposure and enhancing cleaning of our facilities. We have also mandated wearing masks, implemented robust contact tracing and are managing our return to the workplace in line with local conditions. Our sales and customer service teams are equipped with the tools to keep them healthy and safe, including pre-visit checklists and appropriate personal protective equipment ("PPE").
Community support
To assist vulnerable populations affected, directly or indirectly, by COVID-19, the Alcon Foundation has made monetary donations to local, national and global organizations to support meal programs for children and seniors, provide essential supplies to shelters and aid public health emergency relief efforts. We donated PPE, including Alcon-manufactured hand sanitizer and splash guards, as well as eye drops for front line workers. We have also donated eye care products to support eye surgeries and other eye care services for under-served patients.
Supply chain continuity
To protect our customers and the patients who depend on our products, we continue to manufacture and supply our products and are actively working to mitigate any potential supply chain disruptions. Prior to the current crisis, we developed a diverse manufacturing footprint, which has enabled us to maintain sufficient inventory on hand. We have enhanced our business continuity plans to ensure our supply chain is maintained. We generally target 12 weeks of customer-ready products in our supply chain and, for most of our products, we are at or close to this level. Our Procurement teams have stayed in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. In addition, we have partnered with industry trade groups and the medical community as they developed new protocols to serve patients safely during the pandemic.
Significant Investments
In 2012, we began a multi‑year software implementation project to standardize our processes, enhance data transparency and globally integrate our fragmented and aging information technology systems across our commercial, supply and manufacturing operations worldwide, through a new foundation of Systems, Applications and Products in Data Processing ("SAP"), which is an ERP software platform. We expect to pay a total of approximately $850 million relating to the implementation of the new ERP system. Through December 31, 2020, the total amount paid with respect to the implementation was $688 million.
In addition, we have made significant investments in certain of our manufacturing facilities to enhance our production capabilities. For more information, see “Item 4.D. Property, Plants and Equipment—Major Facilities”.
Acquisitions
In the past three years, we have also entered into certain acquisition transactions, including the acquisition of 100% of the outstanding shares and equity of PowerVision, Inc. on March 13, 2019, TrueVision Systems, Inc. on December 19, 2018 and Tear Film Innovations, Inc. on December 17, 2018. For further details on certain of our significant transactions in 2020, 2019 and 2018, see “Note 4 to the Consolidated Financial Statements."
Debt Issuances
In connection with the Spin-off, as discussed in greater detail in "Item 10. Additional Information—10.C. Material Contracts," on March 6, 2019 we entered into a $1.5 billion Bridge Facility and the Facilities, including Facility A.
On September 23, 2019, AFC issued Senior Notes ("Notes") with maturity dates in 2026, 2029 and 2049, which are guaranteed by the Company. The Notes are unsecured senior obligations of AFC issued in a private placement. The total principal amount of the Notes is $2.0 billion. The Notes were issued at a discount totaling $7.0 million, which was recorded as a reduction to the carrying value of the Notes and will be amortized to Interest expense over the term of the Notes. AFC incurred $15 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Notes and will be amortized to Other financial income & expense over the term of the Notes.

The Notes consist of the following:
▪Series 2026 Notes - $0.5 billion due in 2026 issued at 99.5%, 2.750% interest is payable twice per year in March and September, beginning in March 2020.
▪Series 2029 Notes - $1.0 billion due in 2029 issued at 99.6%, 3.000% interest is payable twice per year in March and September, beginning March 2020.
▪Series 2049 Notes - $0.5 billion due in 2049 issued at 99.8%, 3.800% interest is payable twice per year in March and September, beginning March 2020.
The funds borrowed through the issuance of the Initial Notes were used to repay the $1.5 billion Bridge Facility and $0.5 billion Facility A, both of which had been entered into on March 6, 2019. For more information on the Notes, see Note 17 to our Consolidated Financial Statements.
On May 27, 2020, AFC issued senior notes due in 2030 (“Series 2030 Notes”), which are guaranteed by the Company. The Series 2030 Notes are unsecured senior obligations of AFC issued in a private placement and rank equally in right of payment with the Series 2026, Series 2029 and Series 2049 notes. The total principal amount of the Senior 2030 Notes is $750 million. The Senior 2030 Notes were issued at 99.8% with 2.600% interest payable twice per year in May and November, beginning in November 2020. The Series 2030 Notes were issued at a discount totaling $1 million, which was recorded as a reduction to the carrying value of the Series 2030 notes and will be amortized to Interest expense over the term of the Series 2030 Notes. AFC incurred $5 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Series 2030 Notes and will be amortized to Other financial income & expense over the term of the Series 2030 Notes. For more information on the Series 2030 Notes, see Note 17 to our Consolidated Financial Statements.
Transformation Program
On November 19, 2019, we announced a multi-year transformation program to better align our organizational structure with the scope of Alcon's business operations globally. We created four shared business centers designed to create efficiencies for reinvestment into key growth drivers. We estimate that the transformation program will result in total charges of approximately $300 million by 2023. Through December 31, 2020, the total expense recognized with respect to the transformation program was $101 million.
Additional Information
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

4.B.            BUSINESS OVERVIEW
Overview
Alcon is the global leader in eye care with $6.8 billion in net sales during the year ended December 31, 2020. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Based on sales for the year ended December 31, 2020, we are the number one company by global market share in the ophthalmic surgical market and a leader by global market share in the branded vision care market. We employ over 23,000 associates from more than 100 nationalities, operating in 75 countries and serving consumers and patients in over 140 countries. We believe our market leading position and global footprint allow us to benefit from economies of scale, maximize the potential of our commercialized products and pipeline and will permit us to effectively grow the market and expand into new product categories.
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
Our Surgical and Vision Care businesses are complementary and benefit from synergies in research and development, manufacturing, distribution and consumer awareness and education. This allows us to position ourselves as a trusted partner for eye care products across the continuum of care from retail consumer, to optometry, to surgical ophthalmology. For example, in research and development, we can apply our expertise in material and surface chemistry to develop innovative next-generation products for both our IOL and contact lens product lines. Similarly, our global commercial footprint and expertise as a global organization provide us with product development, manufacturing, distribution and commercial promotion and marketing knowledge that can be applied to both of our businesses.
We are dedicated to providing innovative products that enhance quality of life by helping people see brilliantly. Our strong foundation is based on our longstanding success as a trusted brand, our legacy of industry firsts and advancements, our leading positions in the markets in which we compete and our continued commitment to substantial investment in innovation. With 75 years of history in the ophthalmic industry, we believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide.
Our Markets
Overview
We currently operate in the global ophthalmic surgical and vision care markets, which are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving, and we estimate that the size of the eye care market in which we operate is approximately $25 billion and is projected to grow at approximately 4% per year from 2019 to 2025.
Although it is estimated that 80% of all visual impairments are currently preventable, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. For example, based on market research, it is estimated that there are currently 65 million people with moderate to severe vision impairment due to cataracts, 1.8 billion who suffer from presbyopia, 153 million with uncorrected refractive errors, 146 million with diabetic retinopathy, 76 million living with glaucoma and approximately 1.4 billion who suffer from symptoms of dry eye, among other unaddressed ocular health conditions. In addition, there are 1 billion people living with some form of unaddressed visual impairment, as well as 70% of the global population needing basic vision correction. Below is a brief description of these ocular disorders.

Our Surgical and Vision Care products are targeted at addressing many of these unmet medical and consumer needs. We expect the surgical and vision care markets to continue to grow, driven by multiple factors and trends, including but not limited to:
•Aging population with growing eye care needs:  A growing aging population continues to drive the increased prevalence of eye care conditions worldwide, as the number of persons aged 60 years or over is expected to more than double by 2050, rising from 962 million globally in 2017 to 2.1 billion in 2050.
•Innovation improving the quality of eye care:  Technology innovation in eye care is driving an increased variety of products that more effectively treat eye conditions. Given the importance of vision correction and preservation, which can provide a high return on healthcare spend, the resulting better patient outcomes are leading to increased coverage and reimbursement opportunities from governmental and private third-party payors, expanding patient access to such eye care products.
•Increasing wealth and growth from emerging economies:  It is estimated that by 2030 the global middle class population could exceed 5 billion people with the majority of growth coming in emerging markets. This major demographic shift is generating a large, new customer base with increased access to eye care products and services along with the resources to pay for them. The expansion of training opportunities for eye care professionals in emerging markets is also leading to increased patient awareness and access to premium eye care products and surgical procedures, facilitating their growth.
•Increasing prevalence of myopia, progressive myopia and digital eye strain:  It is estimated that by 2050, half of the world's population (nearly five billion people) will be myopic. Further, the modern work environment, along with leisure preferences, have increased the number of hours people spend in front of a screen, adversely impacting vision and increasing the risk of progressive myopia and digital eye strain.
The Surgical Market
The surgical market in which we operate is estimated to be $10 billion and is projected to grow at 4% per year from 2019 to 2025. The surgical market includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training. Surgical implantables are medical devices designed to remain in the eye, such as monofocal and AT-IOLs placed in the eye during cataract surgery. Consumables include hand-held instruments, surgical solutions, equipment cassettes, patient interfaces and other disposable items typically used during a single ophthalmic surgical procedure. Finally, surgical equipment includes multi-use surgical consoles, lasers and diagnostic instruments used across procedures to enable surgeons to visualize and conduct ophthalmic surgeries. Market growth is expected to be driven mainly by:
▪Global growth of cataract and vitreoretinal procedures, driven by an aging population;
▪Increased access to care, for example, in emerging markets and other markets outside the US where the cataract surgery rate is 2.5 procedures per 1,000 people as compared to 9.7 in the US;

▪Higher uptake of premium patient-pay technologies, for example AT-IOL penetration is only 9.8% outside the US versus 16.2% in the US;
▪Increased adoption of advanced technologies, for example, improved diagnostic instruments, surgical options for glaucoma management and the growing use of phacoemulsification during cataract removal, which is utilized in less than 50% of cases in emerging markets versus over 95% in the US; and
▪The increasing prevalence of diabetes, the incidence of which has nearly doubled from 4.7% in 1980 to 8.5% in 2014, and for which eye disease is a comorbidity, combined with improving diagnostics capabilities and new product innovations, is expected to drive an uptake of premium procedures.
The vision care market in which we operate is estimated to be $15 billion and is projected to grow at 4% per year from 2019 to 2025. The vision care market is comprised of products designed for use by eye care professionals and consumers. Products are largely categorized across two product lines: contact lenses and ocular health. Market growth is expected to be driven mainly by:
•Continued modality shift to daily disposable lenses from reusable lenses and the resulting sales premium (an increase of 2-3x sales per patient, after customary rebates and discounts) associated with daily disposable wearers as compared to users of reusable lenses;
•Advancements in specialty lenses combined with increasing demand for toric, multifocal and cosmetic lenses, which command an approximately 15-30% pricing premium over spherical lenses, allowing patients to continue wearing contact lenses as they become older and helping to expand the market;
•A significant population of approximately 194 million undiagnosed dry eye patients, with an additional 42 million self-diagnosed dry eye patients using unsuitable products for treatment, and advances in diagnostics and ocular health treatments, facilitating the increase in patient awareness of dry eye and treatment;
•Growing access and consumption of vision care products in emerging markets such as Asia, which had an estimated single-digit contact lens penetration as compared to double digits in the developed world; and
•Increasing consumer access through the expansion of distribution models, including internet sales and other direct-to-consumer channels.
Our Business
Overview
With $6.8 billion in net sales during the year ended December 31, 2020, we are the global leader in eye care. Our broad range of products represents one of the most complete portfolios in the ophthalmic device industry and comprises high-quality and technologically advanced products across all major product categories in the surgical and vision care markets. Our Surgical and Vision Care products are used in treating multiple ocular health conditions and offer leading eye care solutions for patients throughout their lives.

Our leadership position across most of our product categories enhances our ability to extend our product offering through the launch of new and innovative products and to expand our geographic reach into ophthalmic markets worldwide. Our Surgical business had approximately $3.7 billion in net sales of implantables, consumables and equipment, as well as services and other surgical products, and our Vision Care business had approximately $3.1 billion in net sales of our contact lens and ocular health products, during the year ended December 31, 2020. The US accounted for 44% of our sales during the year ended December 31, 2020.
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
We have also made one of the largest commitments to research and development of any surgical and vision care company, with over 1,400 associates worldwide researching and developing treatments for vision conditions and eye diseases, and have sought innovation from both internal and external sources. In 2020, we invested $673 million in research and development. In addition to our in-house research and development capabilities, we also consider external innovation opportunities and routinely screen for companies developing emerging technologies that we believe could enhance our existing product offerings or develop into innovative new products. We intend to continue to pursue acquisition, licensing and collaboration opportunities as part of our goal of remaining a market leader in innovation.
Our Surgical Business
We hold the number one position in the global surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical business has the most complete line of ophthalmic surgical devices in the industry, creating a "one-stop shop" for our customers that we consider to be a key differentiator for our business. For the year ended December 31, 2020, our Surgical business had $3.7 billion in net sales.
Our Vision Care Business
Our Vision Care business consists of an extensive portfolio of contact lens and ocular health products, aimed at helping consumers see better. Our product lines include daily disposable, reusable and color-enhancing contact lenses. We also offer a comprehensive portfolio of ocular health products, including devices and over-the-counter products for dry eye, over-the-counter products for contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. With $3.1 billion in vision care net sales for the year ended December 31, 2020, we aim to continue to innovate across our vision care portfolio to improve the lives of consumers and eye care professionals around the world.
Our Strengths
We have a strong foundation based on robust industry expertise, leading brands and excellence in customer service, backed by 75 years of history as a trusted brand. Our strengths include:
•Global leader in highly attractive markets with the most complete brand portfolio.  With $6.8 billion in net sales in the year ended December 31, 2020, we are the leader in an attractive eye care market, which is supported by favorable population megatrends and is expected to grow at approximately 4% per year from 2019 to 2025. Our Surgical business is the market leader in sales of ophthalmic equipment used in the operating room and is supported by the largest installed base of equipment worldwide, which we use to cross-promote our surgical consumables and IOLs. In our Vision Care business, our extensive portfolio of contact lens and ocular health products includes well-recognized brands such as DAILIES, Systane and Opti-Free. We believe our global leadership position and extensive brand portfolio allow us to benefit and build on the robust fundamentals driving growth in our markets.
•Innovation-focused with market leading development capabilities and investment.  We have made one of the largest commitments to research and development in the eye care market, with proven research and development capabilities in the areas of optical design, material and surface chemistry, automation and equipment platforms. Currently, we employ over 1,400 individuals dedicated to our research and development efforts, including physicians, doctors of optometry and PhDs. In addition, we actively seek opportunities to collaborate with third parties on advanced technologies to support our eye care business.
•Global scale and reach supported by high-quality manufacturing network.  We have an extensive global commercial footprint that provides us with the scale and reach to support future growth, maximize the potential of new launches, enter new geographies efficiently and to take advantage of the large, dynamic and growing surgical and vision care markets. Our commercial footprint, which includes operations in 75 countries, reaches consumers and patients in over 140 countries and is supported by over 3,500 sales force associates, 18 state-of-the-art manufacturing facilities employing our proprietary technologies and know-how and our extensive global regulatory capability. Our extensive sales and distribution network, supported by our market leadership position and focus on innovation and customer experience, enhances our ability to expand our geographic reach and extend our product offerings through the launch of new and innovative products worldwide.
•Outstanding customer relationships and a trusted reputation for customer service, training and education. We believe that maintaining the highest levels of service excellence in our customer experience is a critical success factor in our industry. In our Vision Care business, we regularly meet with eye care practitioners to gain feedback and insights on our products and consumers' needs. We also provide training support at over 70 state-of-the-art interactive training centers around the world, as well as through numerous digital and event-based training programs that we provide for practitioners, clinical support staff, students, residents, patients and consumers. In each of our businesses, we have built and maintained our relationships with key stakeholders to establish our trusted reputation in the industry.
•World leading expertise in eye care led by a first-class management team.  Our expertise in eye care is driven by our 75-year history in the industry and is supported by a high-quality workforce of more than 23,000 associates. We believe our institutional knowledge provides a competitive advantage because our associates' industry expertise, relationships with our customers and understanding of the development, manufacture and sale of our products helps us to better identify new customer needs, assess markets for entry and identify promising technologies. In addition, we believe the diverse experience of our management team in running complex businesses allows them to add significant value to our company. In particular, we benefit from having a management team with an extensive background in the eye care industry. Led by David J. Endicott, our Chief Executive Officer, our management team's deep knowledge of eye care has created excitement among our workforce for our mission,
Our Strategy
Our going-forward strategy builds on five key pillars in order to generate sustainable and profitable growth:
•Maximize the potential of our near-term portfolio by growing key products.  In Surgical, we plan to build on our leading position in the IOL market through the launch of new AT-IOLs, where premium pricing drives market value. In addition, we expect improved diagnostics and new optical designs will address historical barriers to AT-IOL adoption to further grow this patient-pay market. We will also continue to invest behind our presbyopia-correcting products (e.g., PanOptix, Vivity) and execute on the development of our next generation equipment ecosystem for the operating room and office, leading to integration and intra-operability. In Vision Care, we intend to maintain and grow our leading position in most of our product categories through increased eye care professional and consumer education, supported by continuous production innovation. We intend to expand our position in the daily disposable category behind our DAILIES TOTAL1 and PRECISION1 family of products. We also aim to expand the dry eye product market by leveraging our well-recognized Systane family of eye drops and increasing investment in dry eye education and awareness, as well as address the allergy relief market with the Pataday family of products, where we see a significant unmet need and an opportunity for robust market growth.
•Accelerate innovation and deliver the next wave of technologies.  We are committed to accelerating innovation by continuing to be one of the market leaders in investment in ophthalmic research and development. The research and development activities of our Surgical business are focused on expanding our AT-IOL portfolio to optimize the function of the IOL in restoring vision and reducing outcome variability, including through the use of advanced optics, light adjustable materials, accommodating lenses and modular platforms. We are also developing next-generation lasers, robotics and other equipment for cataract, vitreoretinal and laser-refractive surgery, as well as improved visualization equipment. In our Vision Care business, our focus is on developing and launching new contact lens materials, coatings and designs to extend our product lines and improve patient comfort, as well as on new products to expand our portfolio of dry eye diagnostic and treatment, presbyopia and ocular health products. Finally, we expect to continue to supplement our internal innovation investments by identifying and executing on attractive BD&L opportunities with leading academic institutions and early-stage companies.
•Capture opportunities to expand markets and pursue adjacencies.  We believe there is a significant opportunity for growth in markets around the world due to under-penetration of both premium surgical devices, such as AT-IOLs, and of our Vision Care portfolio. We intend to facilitate this growth by continued investment in promotion and customer education across all of our markets. In emerging markets in particular, we believe that the growing number of eye care professionals and dedicated eye hospitals, increased levels of affluence, improving technology access and better patient awareness will increase the adoption of our products. In addition, we believe we have significant opportunities to expand into adjacent product categories in which Alcon has not significantly participated in the past, through a combination of internal development efforts and potential mergers and acquisitions activity. These opportunities include office-based diagnostics, surgical visualization, pharmaceuticals, solutions for myopia control and consumer driven ocular health products, where we expect our eye care expertise and global commercial footprint will allow us to attract and retain new customers.
•Support new business models to expand customer experience.  In Surgical, we intend to continue to identify new business models that benefit healthcare providers and improve access to leading Alcon products and technologies. For example, we are pursuing value-based business models that reward improved patient outcomes, as well as models that contract the entire procedure versus individual products. In Vision Care, where e-commerce entries have created some disruption of traditional sales channels, we believe that digital technology can address pain points experienced in existing paths to purchase. We intend to continue investing and innovating in digital capabilities to develop new business models in response to channel shifts and the increase in direct-to-consumer influence.
•Leverage infrastructure to improve operating efficiencies and margin profile over time.  With the significant organizational and infrastructure investments we have made over the last several years, we believe we have established a stable foundation that will allow us to continue to enhance the productivity of our commercial resources and meaningfully improve our core operating income margins over time. Further, we intend to improve the mix of our products, implement further supply chain efficiency initiatives and support new lower-cost manufacturing platforms to drive future operating profit and cash flows.
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
Retinal Disorders
Vitreoretinal procedures involve surgery on the back portion of the eye, namely the retina and surrounding structures. Vitrectomy is the removal of the gel-like substance, known as vitreous, that fills the back portion of the eye. Removal of the vitreous allows a vitreoretinal surgeon to operate directly on the retina or on membranes or tissues that have covered the retina. These procedures typically treat conditions such as diabetic retinopathy, retinal detachment or tears, macular holes, complications of surgery on the front of the eye, diabetic macular edema, trauma, tumors and pediatric disorders. Vitreoretinal surgery can also involve electronic surgical equipment, lasers and hand-held microsurgical instruments as well as gases and liquids that are injected into the eye.
Refractive Errors
Refractive errors, such as myopia, commonly known as near-sightedness, hyperopia, commonly known as far-sightedness, and astigmatism, a condition in which images are not focused at any one point, result from an inability of the cornea and the lens to focus images on the retina properly. If the curvature of the cornea is incorrect, light passing through it onto the retina is not properly focused and a blurred image results. For many years, eyeglasses and contact lenses were the only solutions for individuals afflicted with common visual impairments; however, they are not always convenient or attractive solutions. Laser refractive surgery offers an alternative to eyeglasses and contact lenses. Excimer lasers, which are low-temperature lasers that remove tissue without burning, are currently used to correct refractive errors by removing small amounts of tissue to reshape the cornea. These lasers remove tissue precisely without the use of heat and without affecting the surrounding tissue. In the LASIK procedure, the surgeon uses either a femtosecond laser or an automated microsurgical instrument, called a microkeratome, to create a thin corneal flap that remains hinged to the eye. The corneal flap is then folded back and excimer laser pulses are applied to the exposed layer of the cornea to change the shape of the cornea. The corneal flap is then returned to its normal position. LASIK has become the most commonly practiced form of laser refractive surgery globally.
Presbyopia
Presbyopia occurs when the natural crystalline lens inside the eye becomes less flexible and loses the ability to focus on close objects. Presbyopia is a vision condition that accompanies the natural aging process of the eye. It cannot be prevented and affects nearly two billion people worldwide. Although the onset of presbyopia among patients may seem to occur suddenly, generally becoming noticeable when patients reach their mid- to late 30s or early to mid-40s, sight reduction typically occurs gradually over time and continues for the rest of the patient's life. Some signs of presbyopia include difficulty reading materials held close to the reader, blurred vision while viewing a computer screen and eye fatigue along with headaches when reading. Presbyopia can be accompanied by other common vision conditions, such as myopia, hyperopia and astigmatism. Presbyopia, while most commonly managed with reading glasses, can be addressed surgically by the implantation of an AT-IOL that allows for the correction of presbyopia at the time of cataract surgery.
Glaucoma
Glaucoma, a group of eye conditions that damage the optic nerve, is the second leading cause of blindness worldwide. While elevated intraocular pressure was historically considered to be synonymous with glaucoma, it is now known that many patients with glaucoma have normal intraocular pressure. Treating glaucoma is typically aimed at lowering intraocular pressure for patients with normal or elevated pressure.
Most commonly, glaucoma is managed using medication (e.g., drops). For cases requiring additional intervention, laser-based procedures and conventional surgical techniques, such as filtration surgery and tube shunts, have typically been used to lower IOP. Filtration surgeries, such as trabeculectomy, involve the creation of a new channel to drain aqueous humor from inside the eye. Similarly, tube shunts establish a route for fluid to exit through an implanted device. More recently, a new category of device and procedure-based surgical intervention, known as MIGS, has emerged and is experiencing rapid adoption among both glaucoma and cataract specialists.
Selected Conditions and Eye Care Considerations that are Addressed by Vision Care Products
Refractive Errors
Refractive errors such as myopia, hyperopia, astigmatism and presbyopia are commonly addressed by the use of contact lenses. Presbyopia, for example, can be addressed by the use of multifocal contact lenses.
Dry Eye Disease
Dry eye disease is a ubiquitous, complex and multifactorial condition, and its effect on patients ranges from intermittent and irritating discomfort to a serious, chronic, progressive and irreversible vision-threatening disorder. The incidence of dry eyes rises with age, and longer life spans and aging populations throughout the world are key contributors to increased demand for treatment. Evolving patterns of work and play also contribute to increased demand for treatment, as more people spend significant amounts of time working on computers and other digital devices. Wealthier, professional and urban population segments are expanding in rapidly emerging economies and other developing nations, and these populations have greater access to health care and more resources with which to acquire treatment. In addition, more sophisticated diagnostic tools and a greater variety of dry eye products and treatments, such as artificial tear products, are offering improved effectiveness and greater relief as they simultaneously stimulate demand.
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
Ocular Allergies
Allergic conjunctivitis occurs when the conjunctiva of the eye becomes swollen from inflammation due to a reaction to pollen, dander, mold or other allergy-causing substances. When the eyes are exposed to allergy-causing substances, which can vary from person-to-person and are often dependent on geography, a substance called histamine is released by the body and causes blood vessels in the conjunctiva to swell. "Allergy eyes" can become red and itchy very quickly. Seasonal Allergic Conjunctivitis ("SAC") is the most common type of eye allergy. People affected by SAC experience symptoms during certain seasons of the year. Allergy eye can be treated with various ocular health products including medications, such as antihistamines, and combinations of antihistamines and redness relievers.
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
Surgical
We hold the number one position in the global ophthalmic surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical portfolio includes equipment, instrumentation and diagnostics, IOLs and other implantables and a broad line of consumables, including viscoelastics, surgical solutions, incisional instruments, surgical custom packs and other products. For the year ended December 31, 2020, net sales for our implantables, consumables and equipment and other surgical products were $1.1 billion, $2.0 billion and $0.6 billion, respectively.
Cataract, vitreoretinal, refractive and glaucoma surgeries are generally performed in hospitals or ambulatory surgery centers and are supported through a network of eye clinics, ophthalmic surgery offices and group purchasing organizations. The primary ophthalmic surgical procedures for cataract, vitreoretinal and glaucoma surgery are broadly reimbursed in most mature markets. Third-party coverage or patient co-pay options are also available for refractive laser correction and AT-IOLs. Finally, a growing private pay market for premium surgical devices provides a mutually beneficial environment for patients, providers and medical device companies by allowing patients to pay the non-reimbursable cost of a procedure associated with selecting premium devices, such as AT-IOLs.
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
Our strong installed base of equipment and extensive clinician relationships drive sales of our IOLs and consumables. We consider the quality and breadth of our portfolio to be a key differentiator as a "one-stop-shop" offering for our customers, synonymous with quality, reliability and accessibility. Our Cataract Refractive Suite covers every stage of the surgical workflow from clinical planning to cataract removal and post-operative optimization.
In 2013, we launched our Centurion vision system for cataract surgery. This system includes Active Fluidics technology, an automated system that optimizes anterior chamber stability by allowing surgeons to proactively set and maintain target IOP within the eye during the cataract removal procedure, thereby delivering an unprecedented level of intraoperative control.
We also sell the LenSx laser system. The first femtosecond laser to receive FDA clearance for use in cataract surgery, LenSx is used to create incisions in the cornea, create a capsulorhexis and complete lens fragmentation as part of the cataract procedure. This enables surgeons to perform some of the most delicate manual steps of cataract surgery with image-guided visualization and micron precision.
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

Finally, the NGENUITY 3D visualization system provides surgeons improved visualization by combining a high-dynamic 3D camera, advanced high-speed image optimization, polarizing surgeon glasses and an ultra-high definition 4K OLED 3D display that offers improved depth perception. Within visualization, we also sell the LuxOR surgical ophthalmic microscope with its proprietary ILLUMIN-i technology, which provides an expanded illumination field with a 6x-larger, highly stable red reflex zone.
An IOL is a tiny, artificial lens for the eye, which replaces the eye's natural lens that is removed during cataract surgery. Our AcrySof IOL is the most implanted IOL in the world. AcrySof IOLs are made of the first material specifically engineered for use in intraocular lens.
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
We have continued to grow our ReSTOR portfolio. In 2016, the AcrySof IQ ReSTOR 3.0D Toric IOL was approved by the FDA and launched in the US to address presbyopia and preexisting astigmatism at the time of cataract surgery in adult patients who desire improved near, intermediate and distance vision with an increased potential for spectacle independence. In 2017, the AcrySof IQ ReSTOR +2.5D Toric IOL was approved by the FDA and launched in the US.
In recent years, presbyopia correction lenses have evolved to include trifocal designs. In 2015, we launched the AcrySof IQ PanOptix trifocal IOL in select markets outside the US to complement our ReSTOR multifocal offering. This novel diffractive optic sends light to three foci to support near, intermediate and distance vision. In 2017, the AcrySof IQ PanOptix Toric lens was launched in select markets outside the US to address both astigmatism and presbyopia. We launched the AcrySof IQ PanOptix trifocal IOL in the US and Japan in 2019. We also launched the AcrySof IQ Vivity non-diffractive extended depth of focus ("EDoF") IOL in 2019 in Europe, Australia and Latin America. This optic design allows for extended range of vision and presbyopia correction with the visual disturbance profile of a monofocal IOL.
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

To provide convenience, efficiency and value for ophthalmic surgeons, Alcon offers Custom Pak surgical procedure packs for use in ophthalmic surgery. Unlike conventional surgical procedure packs, our Custom Pak surgical procedure packs allow individual surgeons to customize the products included in their pack. Our Custom Pak surgical procedure packs include both our single-use products as well as third-party items not manufactured by Alcon. We believe that our Custom Pak offering allows ophthalmic surgeons to improve their efficiency in the operating room, while avoiding the complexity and cost of having to kit surgical items for each respective procedure. We offer more than 11,000 configurations of our Custom Pak surgical procedure packs globally, using more than 1,700 components.
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
In addition to our Constellation vision system, we also sell a full line of vitreoretinal products, including procedure packs, lasers and hand-held microsurgical instruments, as well as our Grieshaber and MIVS lines of disposable retinal surgery instruments. We also sell a full line of scissors, forceps and micro-instruments in varying gauge sizes, as well as a range of medical grade vitreous tamponades, which replace vitreous humor during many retinal procedures.
We continue to advance our portfolio with smaller gauge (27+) instruments and higher cut speed vitrectomy probes. We also sell Hypervit high speed vitrectomy probes, which operate at a speed of 20,000 cuts per minute ("cpm"). This increased speed helps reduce traction that can cause iatrogenic tears and post-operative complications.
Our refractive products include lasers, disposable patient interfaces used during laser correction procedures, technology fees and diagnostic devices necessary to plan the refractive procedures. Our WaveLight refractive suite includes the EX500 excimer laser, designed to reshape the cornea, and the FS200 femtosecond laser, designed to create a corneal flap and to deliver laser refractive therapy as part of the LASIK refractive procedure.
We also launched Contoura Vision, a topography-guided LASIK treatment designed to provide surgeons with the ability to perform more personalized laser procedures for patients with near-sightedness, or near-sightedness with astigmatism. This procedure is based on the unique corneal topography of each eye, as measured through the WaveLight Topolyzer VARIO diagnostic device.

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
Vision Care
Our Vision Care portfolio comprises daily disposable, reusable and color-enhancing contact lenses, as well as a comprehensive portfolio of ocular health products, including devices and over-the-counter products for dry eye, over-the-counter products for contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. For the year ended December 31, 2020, net sales of our contact lens and ocular health products were $1.8 billion and $1.2 billion, respectively.
We serve our customers and patients through optometrists, ophthalmologists and other eye care professionals, retailers, optical chains and pharmacies, as well as distributors that resell directly to smaller retailers and eye care professionals, who sell the products to end-users. The vision care market is primarily private pay, with patients substantially paying for contact lenses and ocular health products out-of-pocket. Partial reimbursement is available in some countries for visits to eye care professionals and a portion of either spectacle or contact lens costs.
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
Alcon is the number two company in the branded contact lens market based on net sales in 2020. This position is driven largely by our core brands TOTAL, PRECISION, DAILIES AquaComfort PLUS and Air Optix.
Our TOTAL product line includes DAILIES TOTAL1, the first and only water gradient contact lens in the market, which is also offered in a multifocal design to address the fast growing presbyopia market. DAILIES TOTAL1 with its water gradient technology reduces end-of-day dryness, as the water content approaches nearly 100% at the outermost surface of the lens, is designed to be a super-premium lens positioned to compete at the highest levels across the contact lens market. DAILIES TOTAL1 in the multifocal offering provides a platform for expanding the presbyopia market, which we believe is a potential multibillion dollar opportunity for market participants.
PRECISION1, our new mainstream daily disposable silicone-hydrogel ("SiHy") lens with aqueous extraction and surface treatment, is priced in between the super-premium DAILIES TOTAL1 and the more value-conscious DAILIES AquaComfort PLUS. PRECISION1 was designed for long lasting performance and delivers precise vision, dependable comfort and ease of handing. We piloted PRECISION1 for Astigmatism with US key opinion leaders in 2020 and expect to continue launching in different jurisdictions in 2021 to address the needs of astigmatic patients.
DAILIES AquaComfort PLUS, our most affordable daily disposable contact lens in monofocal, astigmatism-correcting and multifocal options, delivers dependable performance by working with tears to release moisture with every blink. Designed for value-conscious wearers who want the flexibility and simplicity of a daily disposable lens.

Our Air Optix monthly replacement product line features SiHy contact lenses in monofocal, astigmatism-correcting and multifocal options, as well as Air Optix Colors and Air Optix plus HydraGlyde contact lenses. Air Optix plus HydraGlyde brings together two innovative technologies—SmartShield technology and HydraGlyde moisture matrix—for a unique combination of deposit protection and longer-lasting lens surface moisture.
We continue to experience market growth driven by trade-up to premium lenses, expansion of toric and multifocal specialty lenses, as well as increasing penetration in emerging markets.
Our key brands in our ocular health portfolio include the Systane family of artificial tear and related dry eye products, including the Systane iLux MGD thermal pulsation system, PATADAY family of eye allergy products, as well as the Opti-Free and Clear Care lines of multi-purpose and hydrogen peroxide disinfecting solutions, respectively. Select ocular health products include artificial tear and related dry eye products marketed under the Tears Naturale and Genteal brands, Naphcon-A and Zaditor eye drops for the temporary relief of ocular itching due to allergies and vitamins for ocular health marketed under the ICAPS and Vitalux brands.
Alcon currently holds a market leading position in artificial tears. We continue to focus on core product performance while increasing promotion behind a best-in-class innovation portfolio under the brand leadership of Systane artificial tears. The Systane portfolio is a comprehensive offering of ocular health solutions, most of which are indicated for the temporary relief of burning and irritation due to dryness of the eye. The Systane portfolio includes products for daily and nighttime relief, as well as products for discomfort associated with contact lens wear. In 2020, we received CE Mark for Systane Ultra MDPF and Systane Hydration MDPF. By adding the option of multi-dose preservative free presentations to our portfolio, we address a key need by many eye care practitioners for effective dry eye relief without preservatives. We launched Systane Ultra MDPF in the EU and Systane Ultra Hydration MDPF in Canada in 2020. The Systane portfolio also includes the Systane iLux thermal pulsation dry eye device, designed to address the large unmet needs for dry eye and meibomian gland dysfunction patients.
In 2020, we successfully switched from prescription to over-the-counter the PATADAY family of allergy relief eye drops. PATADAY Twice Daily Relief and PATADAY Once Daily Relief eye drops were approved by the FDA and launched in the US in 2020. PATADAY Once Daily Extra Strength was approved in July 2020. The PATADAY brand contains olopatadine, the number one doctor-prescribed active ingredient for eye allergy relief. Since 2008, over 40 million prescriptions have been written for olopatadine.
Alcon is also a market leader in contact lens care in both multi-purpose (Opti-Free PureMoist) and hydrogen peroxide solutions (Clear Care and AOSEPT PLUS). The vast majority of our contact lens care products are comprised of disinfecting solutions to remove harmful micro-organisms on contact lenses, with a smaller amount of sales coming from cleaners to remove undesirable film and deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses. We benefit from strong synergies between our contact lens business and our contact lens care products; however, we expect demand for disinfecting solutions to continue to decrease as contact lens wearers shift their preference from reusable contact lenses to daily disposable lenses.
Finally, our ocular health portfolio also includes artificial tear and related dry eye products marketed under the Tears Naturale and Genteal brands, products for the temporary relief of ocular itching due to ocular allergies marketed under the Naphcon-A and Zaditor brands and vitamins for the maintenance of general ocular health marketed under the ICAPS and Vitalux brands.
Our ocular health portfolio is typically over the counter but, in a small number of our markets, certain of our ocular health products are regulated as pharmaceuticals and require a prescription.
Principal Markets
Alcon serves consumers and patients in over 140 countries worldwide. The US is our largest market with 44% of our net sales in 2020, see Note 5. Segment information to the Consolidated Financial Statements for net sales by geography. US sales of the vast majority of our products are not subject to material changes in seasonal demand. However, sales of certain of our vision care products, including those for allergies and dry eye, are subject to seasonal variation. In addition, sales of our surgical equipment are also subject to variation based on hospital or clinic purchasing cycles.
Research and Development
Alcon has made one of the largest commitments to research and development in the eye care market, with proven research and development capabilities in the areas of optical design, material and surface chemistry, automation and equipment platforms. Currently, our research and development organization employs over 1,400 individuals dedicated to our research and development efforts, including physicians, doctors of optometry and PhDs. Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their product development expertise.
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
We invested approximately $673 million, $656 million and $587 million in research and development in 2020, 2019 and 2018, respectively. In addition to our in-house research and development capabilities, as part of our efforts to pursue strategic research and development partnerships with third parties, our dedicated business development team has completed over 30 BD&L transactions since 2016. For example, in 2019 we acquired US-based PowerVision, Inc., which is developing fluid-based accommodating IOLs for cataract patients. In addition, we expect our partnership with Philips Healthcare to enable us to launch a new digital health platform to support our cataract equipment that will allow us to deliver fully integrated information to ophthalmic surgeons. We continually review and refine our operating model to optimize for efficiency and productivity. Recent improvements in productivity coupled with a number of strategic partnerships have collectively led to more than 60% growth in the number of projects within our portfolio of internal and external innovation over the past five years. Across our Surgical and Vision Care pipelines, we have more than 100+ pipeline projects in process as of December 31, 2020, including 30 that have achieved positive proof of concept or are undergoing regulatory review.
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
While our primary focus is on delivering new products to our patients and customers, we also support the advancement of basic science through the Alcon Research Institute, which seeks to encourage, advance and support vision research. The Alcon Research Institute is one of the largest corporately funded research organizations devoted to vision research in the world. The Institute's activities are planned and directed by an autonomous Executive Steering Committee that is comprised of distinguished ophthalmologists and vision researchers. The Institute has worldwide representation and operates under the premise that improvements in the diagnosis and treatment of ocular diseases are dependent upon advances in basic science and clinical research carried out by independent investigators in institutions throughout the world. The Institute has also awarded more than 365 awards and research grants over the past 39 years.
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
Marketing and Sales
Alcon conducts sales and marketing activities throughout the world. During the year ended December 31, 2020, 44% of our sales were in the US. We are present in every significant market in the world where ophthalmology and optometry are practiced, with operations in 75 countries supported by over 3,500 associates dedicated to direct sales and with products sold in over 140 countries.
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
In each of our markets, we rely on our strong relationships with eye care professionals to attract and retain customers. We engage healthcare professionals to serve as clinical consultants, to participate on advisory boards and to conduct presentations regarding our products. In addition, we have established or sponsor several long-standing programs that provide training and education to eye care professionals, including providing training support at over 70 state-of-the-art interactive training centers around the world. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists.
In our Surgical business, our marketing efforts are supported by global advertising campaigns, claims from clinical registration and post-approval studies and by the participation of marketing and sales representatives in regional and global medical conferences. Technical service after the sale is provided using an integrated customer relationship management system in place in many markets. All of our technical service in the US, and a high percentage of that service outside the US, is provided by service technicians employed directly by Alcon. In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products. Within our Surgical business, the practices of our marketing and sales representatives continue to change to meet emerging market trends, namely consolidation of providers, increasing pricing pressures, proliferation of smaller competitors, increasing demands for outcome evidence and a shift from relationship-based selling orientated toward physicians versus professional economic buyers focused on cost.
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
While we market all of our products by calling on medical professionals, direct customers and distribution methods differ across our business lines. Surgical products are sold directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the US where we do not have local operations or a scientific office. In many countries, contact lenses are available only by prescription. Our contact lenses can be purchased from eye care professionals, optical chains and large retailers, subject to country regulation. Our ocular health products can be found in major drugstores, pharmacies, food stores and mass merchandising and optical retail chains globally, with access subject to country regulations, including free-sale, pharmacy-only and prescription regulations. No single customer accounted for more than 10% of our global sales in 2020.
Manufacturing, Quality and Supplies
Manufacturing
We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either our Surgical or Vision Care product offerings. As of December 2020, we employed approximately 4,000 people to manufacture surgical products at 10 facilities in the US, Belgium, Switzerland, Ireland, Germany and Israel and approximately 5,300 people to manufacture Vision Care products at eight facilities in the US, Germany, Singapore, Malaysia and Indonesia. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices as well as the different technical skills required of associates in these manufacturing environments. All of our manufacturing plants are ISO 13485 and ISO 14001:2015 certified. Currently, we manufacture approximately 90% of our products internally and rely on third-party manufacturers (including Novartis) for a limited number of products.
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
Quality
Product quality and patient safety are vitally important for Alcon and our industry. Our customers and patients must always feel safe when using our products. Our Quality Management Systems group ("QMS") is responsible for establishing and maintaining a robust and compliant quality control system across Alcon. QMS regularly monitors industry trends, as well as global and regulatory changes, and adjusts our processes and procedures to adhere to current standards and best practices. In addition, our Quality Compliance group audits our internal processes and suppliers for compliance with approved processes and procedures.
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
Human Capital Management
Alcon's culture is summarized in the Alcon Blueprint. The Alcon Blueprint lists Alcon's values and behaviors and is the bedrock for how we attract, develop and retain top talent. We seek diverse talent that embodies our values and contributes to a culture that enables people to see brilliantly. Our talent acquisition process encompasses all facets of workforce planning, employer branding, talent assessment and selection and onboarding of new associates. Alcon focuses on the care and growth of associates through learning and development, performance management, career progress and associate engagement. We work with associates to set challenging performance and career goals, offer training and development opportunities and encourage growth through mentoring, challenging roles and assignments—all while ensuring competitive compensation and benefits. Our Chief Human Resources Officer, working with the Global Heads of Talent Acquisition and Talent Management and Organization Development, develops policies to support Alcon's ability to attract the best talent and promote diversity and cultural inclusivity.
Intellectual Property
We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2020, we owned approximately 1,900 patent families.
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
Competition
The eye care industry is highly competitive and subject to rapid technological change and evolving industry requirements and standards. We compete with a number of different companies across our two business segments—Surgical and Vision Care. Companies within our industry compete on technological leadership and innovation, quality and efficacy of their products, relationships with eye care professionals and healthcare providers, breadth and depth of product offerings and pricing. The presence of these factors varies across our Surgical and Vision Care product offerings. Our principal competitors also sometimes form strategic alliances and enter into co-marketing agreements in an effort to better compete. We face strong local competitors in some markets, especially in developed markets, such as the US, Western Europe and Japan.
Surgical
The surgical market is highly competitive. Superior technology and product performance give rise to category leadership in the surgical market. Service and long term relationships are also key factors in this competitive environment. Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service. We primarily compete with Carl Zeiss Meditec AG, Bausch Health Companies Inc., Hoya Corporation and Johnson & Johnson in the surgical market.
We expect to compete against companies that offer alternative surgical treatment methodologies, including multifocal, tunable and accommodating AT-IOL approaches, and companies that promote alternative approaches for responding to the conditions our products address. At any time, our known competitors and other potential market entrants may develop new devices or treatment alternatives that may compete directly with our products. In addition, they may gain a market advantage by developing and patenting competitive products or processes earlier than we can or by obtaining regulatory approvals / clearances or market registrations more rapidly than we can.
We believe that the principal competitive factors in our surgical market include:
•disruptive product technology;
•alternative treatment modalities;
•breadth of product lines and product services;
•ability to identify new market trends;
•acceptance by ophthalmic surgeons;
•customer and clinical support;
•regulatory status and speed to market;
•price;

•product quality, reliability and performance;
•capacity to recruit engineers, scientists and other qualified associates;
•digital initiatives that change business models;
•reimbursement approval from governmental payors and private healthcare insurance providers; and
•reputation for technical leadership.
Shifts in industry market share can occur in connection with product issues, physician advisories, safety alerts and publications about our products. In the current environment of managed care, with consolidation among healthcare providers, increased competition and declining reimbursement rates, there is also increasing pressure on price.
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
Product Approval and Monitoring
Most of our products are regulated as medical devices in the US and the EU. These jurisdictions each use a risk-based classification system to determine the type of information that must be provided to the local regulatory bodies in order to obtain the right to market a product. In the US, the FDA classifies devices into three classes: Class I (low risk), Class II (moderate risk) and Class III (high risk). Many of our devices are Class II or III devices that require premarket review by the FDA. The primary pathway for our Class II devices is FDA clearance of a premarket notification under section 510(k) of the FDCA. With a 510(k) submission, the manufacturer must submit a notification to the FDA that includes performance data that establish that the product is substantially equivalent to a "predicate device", which is typically another Class II previously-cleared device. Our Class III devices require FDA approval of a Premarket Approval application. With a Premarket Approval application, the manufacturer must submit extensive supporting evidence, including clinical data, sufficient to demonstrate a reasonable assurance that the device is safe and effective for its intended use.

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
The EU published a new Medical Device Regulation in 2017 which will impose significant additional requirements on medical device manufacturers, including with respect to clinical development, labeling, technical documentation and quality management systems. The regulation has a three-year implementation period. Medical devices placed on the market in the EU after May 2021 will require certification according to these new requirements, except that devices with valid CE certificates, issued pursuant to the Medical Device Directives before May 2022, can be placed on the market until those certificates expire, at the latest in May 2025, provided there are no significant changes in the design or intended purpose of the device.
We also market products that are regulated in other product categories, including lasers, drug products, dietary supplements and medical foods. These products are also subject to extensive government regulation, which vary by jurisdiction. For example, in the US, our drug products must either be marketed in compliance with an applicable over-the-counter drug monograph or receive FDA approval of a New Drug Application. In the European Economic Area, our drug products must receive a marketing authorization from the competent regulatory authority before they may be placed on the market. There are various application procedures available, depending on the type of product involved.
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
Medical device, drug and dietary supplement manufacturers are also subject to taxes, as well as application, product, user, establishment and other fees. For example, in 2010, the Patient Protection and Affordable Care Act imposed an excise tax on medical device manufacturers and importers. This excise tax was subsequently repealed in December 2018; however, other similar taxes can be imposed in the future.
Price Controls
The prices of our medical devices and drugs that require prescriptions are subject to reimbursement programs and price control mechanisms that vary from country to country. Due to increasing political pressure and governmental budget constraints, we expect these programs and mechanisms to remain robust and to potentially even be strengthened. As a result, such programs and mechanisms could have a negative influence on the prices we are able to charge for our medical device products, particularly those used in cataract and vitreoretinal surgeries.
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
Health Care Fraud and Abuse; Anti-Bribery
We are subject to health care fraud and abuse and anti-bribery laws and regulations in the US and around the world, including state and federal anti-kickback, anti-self-referral and false claims laws in the US. These laws are complex and subject to evolving interpretation by government agencies and courts. For example, in the US, relationships between manufacturers of products paid for by federal and state healthcare programs and healthcare professionals are regulated by a series of federal and state laws and regulations, such as the Federal Anti-Kickback Statute, that restrict the types of financial relationships with referral sources that are permissible. As discussed in "Item 4.B. Business Overview—Marketing and Sales", we engage in marketing activities targeted at healthcare professionals, which include among others the provision of training programs. If one or more of these activities were found to be in violation of the Federal Anti-Kickback Statute or comparable state laws, or if we otherwise generally fail to comply with any of the health care fraud and abuse and anti-bribery laws and regulations or any other law or governmental regulation, or there are changes to the interpretation of any of the foregoing, we could be subject to, among other things, civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations.
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
Trade Regulation
The movement of products, services and investment across borders subject us to extensive trade regulations. A variety of laws and regulations in the countries in which we transact business apply to the sale, shipment and provision of goods, services and technology across borders. These laws and regulations govern, among other things, our import, export and other business activities. We are also subject to the risk that these laws and regulations could change in a way that would expose us to additional costs, penalties or liabilities. Some governments also impose economic sanctions against certain countries, persons or entities.
In addition to our need to comply with such regulations in connection with our direct activities, we also sell and provide goods, technology and services to agents, representatives and distributors who may export such items to customers and end-users. Failure by us or the third parties through which we do business to comply with applicable import, export control or economic sanctions laws and regulations may subject us to civil or criminal enforcement action and varying degrees of liability.
4.C.    ORGANIZATIONAL STRUCTURE
Organizational Structure
See "Item 4.B. Business Overview” for additional information.
Significant Subsidiaries
See "Item 6.C. Board Practice” for additional information.

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
Major Facilities
The following table sets forth our most significant production and research and development facilities:

Location	Size of Site (in m2)	Major Activity
Fort Worth, Texas	315,200	Production, research and development for Surgical and Vision Care businesses
Johns Creek, Georgia	84,100	Production, research and development for Vision Care business
Grosswallstadt, Germany	82,300	Production, research and development for Vision Care business
Singapore	69,000	Production for Vision Care business
Johor, Malaysia	43,900	Production for Vision Care business
Irvine, California	40,800	Production, research and development for Surgical business
Houston, Texas	37,400	Production for Surgical business
Batam, Indonesia	35,000	Production for Vision Care business
Huntington, West Virginia	27,500	Production for Surgical business
Sinking Spring, Pennsylvania	21,800	Production for Surgical business
Cork, Ireland	13,600	Production for Surgical business
Erlangen/Pressath/Teltow, Germany	10,700	Production, research and development for Vision Care business
Puurs, Belgium	8,000	Production for Surgical business
Schaffhausen, Switzerland	4,100	Production for Surgical business
We launched an expansion of our Johns Creek, Georgia facility in 2017 to add three production lines of DAILIES TOTAL1 contact lenses. We completed the project in 2019 and incurred costs of approximately $100 million.
In March 2018, we commenced the second phase of expansion of our Grosswallstadt, Germany facility relating to the production of contact lenses. We expect to pay a total amount of approximately $450 million and the total amount paid and committed through December 31, 2020 is approximately $445 million. We expect to complete the project in mid-2021.
Also in March 2018, we commenced the second phase of expansion of our Singapore facility relating to the production of contact lenses. We completed the project in the second quarter of 2020 and paid a total of approximately $125 million.
In September 2019, we launched a further expansion of our Johns Creek, Georgia facility to add four production lines for PRECISION1 and DAILIES TOTAL1 contact lenses. This project is ongoing and was expanded in 2020. We expect to pay a total amount of approximately $224 million on this project. Through December 31, 2020, the total amount paid and committed was approximately $175 million.
We funded each of the projects discussed above from working capital.
Environmental Matters
We integrate core values of environmental protection into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation.

We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. As a result, we have established internal policies and standards that aid our operations in systematically identifying relevant hazards, assessing and mitigating risks and communicating risk information. These internal policies and standards are in place to ensure our operations comply with relevant environmental, health and safety laws and regulations and that periodic audits of our operations are conducted. The potential risks we identify are integrated into our business planning, including investments in reducing safety and health risks to our associates and reducing our impact on the environment. We have also dedicated resources to monitor legislative and regulatory developments and emerging issues to anticipate future requirements and undertake policy advocacy when strategically relevant.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A.             OPERATING RESULTS
This operating and financial review should be read together with the section captioned "Item 4. Information on the Company—4.B. Business Overview" and our Consolidated Financial Statements and the related notes to those statements included elsewhere in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Item 3. Key Information —3.D. Risk Factors" and elsewhere in this Annual Report, Alcon's actual results may differ materially from those anticipated in these forward-looking statements. Please see "Special Note About Forward-Looking Statements" in this Annual Report. “Item 5. Operating and Financial Review and Prospects”, together with “Item 4.B. Business Overview” and “Item 6.D. Employees”, constitute the Operating and Financial Review (“Rapport annuel”), as defined by the Swiss Code of Obligations.
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
We are dedicated to providing innovative products that enhance quality of life by helping people see better. Our strong foundation is based on our longstanding success as a trusted brand, our legacy of industry firsts and advancements, our leading positions in the markets in which we compete and our continued commitment to substantial investment in innovation. With 75 years of history in the ophthalmic industry, we believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide. We employ over 23,000 associates from more than 100 nationalities, operating in 75 countries and serving consumers and patients in over 140 countries.
In 2020, Alcon's net sales to third parties amounted to $6.8 billion. The United States accounted for $3.0 billion, or 44%, of total net sales, Japan accounted for $0.7 billion, or 10%, of total net sales, China accounted for $0.4 billion or 6%, of total net sales, Switzerland accounted for $55 million, or 1%, of total net sales, and the rest of the world accounted for the remaining $2.7 billion of total net sales.
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
Basis of preparation
The Consolidated Financial Statements included elsewhere in this Annual Report, which present our financial position, results of operations, comprehensive loss, and cash flows have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The preparation of the Consolidated Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, that affect the reported amounts of assets and liabilities as well as revenues and expenses. Actual outcomes and results could differ from those estimates and assumptions.
The businesses of Alcon did not form a separate legal group of companies prior to the Spin-off in 2019. For periods prior to the Spin-off, the financial statements were prepared on a combined basis and are derived (carved-out) from the Novartis Consolidated Financial Statements and accounting records, as if Alcon was a stand-alone company for all periods presented. Our Consolidated Financial Statements include the assets and liabilities within Novartis subsidiaries in such historical periods that are attributable to Alcon and exclude the assets and liabilities within Alcon subsidiaries in such historical periods not attributable to its businesses. For periods prior to the Spin-off, the Consolidated Financial

Statements include charges and allocation of expenses related to certain Novartis business support functions across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations. In addition, allocations were made for Novartis corporate general and administrative functions in the areas of corporate governance, including board of directors, corporate responsibility and other corporate functions, such as tax, listed company compliance, investor relations, internal audit, treasury and communications functions.
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
Items you should consider when evaluating our consolidated financial statements
COVID-19
In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets, resulting in widespread shelter-in-place orders, business shut-downs and the deferral of non-urgent surgeries. This has had an adverse effect on our net sales, operating results and cash flow.
Periods prior to the Spin-off
For periods prior to the Spin-off, our results of operations, financial position and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Novartis. As a result, you should consider the following facts when evaluating our historical results of operations:
•For certain of the periods covered by our Consolidated Financial Statements, our business was operated within legal entities which hosted portions of other Novartis businesses. In addition, in all the periods presented, our Consolidated Financial Statements include the ophthalmic over-the-counter products and a small portfolio of surgical diagnostics medications, the management and reporting of which was transferred to Alcon from the Innovative Medicines Division of Novartis effective as of January 1, 2018.
•For periods prior to the Spin-off, income taxes attributable to the Alcon Division were determined using the separate return approach, under which current and deferred income taxes were calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, Alcon and Novartis businesses operated within the same legal entity and certain Alcon subsidiaries were part of a Novartis tax group. This required an assumption that the subsidiaries and operations of Alcon in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within these Novartis tax groups.
•For periods prior to the Spin-off, our Consolidated Financial Statements also include an allocation and charges of expenses related to certain Novartis functions. However, the allocations and charges may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company during those periods. For example, historically, our business has been charged with a significant portion of appropriate administrative costs, such as those related to services Alcon has received from Novartis across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations, and these have been reflected in our Consolidated Financial Statements based on historical allocations and charges. Accordingly, these overhead costs were affected by the historical arrangements that existed between the historical reporting units of the Alcon Division and Novartis and typically did not include a profit margin.

•For periods prior to the Spin-off, our Consolidated Financial Statements also include an allocation from Novartis of certain corporate related general and administrative expenses that we would have incurred as a publicly traded company. These include costs associated with corporate governance, including board of directors, corporate responsibility and other corporate functions, such as tax, corporate governance and listed company compliance, investor relations, internal audit, treasury and communications functions. The allocation of these additional expenses may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for those periods.
CyPass voluntary market withdrawal
On August 28, 2018, we announced our immediate, voluntary market withdrawal of our CyPass micro-stent surgical glaucoma product from the global market. Our Consolidated Financial Statements include the sales of CyPass micro-stent products from and after the launch of the product in 2016 until our withdrawal of the product from the market in August 2018. As a result, in the year ended December 31, 2018, we recognized a one-time pre-tax charge of $282 million (after tax $206 million). This consisted of $11 million for the costs associated with the market withdrawal and $337 million for the impairment of the CyPass intangible assets. These charges were partially offset by the $66 million gain for the reduction in the related contingent consideration liability.
Use of estimates and assumptions
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, due to the unknown future impacts of the ongoing COVID-19 pandemic and the fact that the presented Consolidated Financial Statements for periods prior to the Spin-off have been carved out from Novartis financial statements, actual outcomes and results could differ from those estimates and assumptions as indicated in the Critical accounting policies and estimates section of this document. See Note 3 to the Consolidated Financial Statements included elsewhere in this Annual Report and in the "Critical accounting policies and estimates" section within this Item 5.A.
Segment description
Alcon has two identified reportable segments: Surgical and Vision Care. Both segments are supported by Research and Development and Manufacturing and Technical Operations, whose results are incorporated into the respective segment contribution. Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, spin readiness and separation costs, transformation costs, fair value adjustments of contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, and certain other income and expense items. See Note 5 to the Consolidated Financial Statements included elsewhere in this Annual Report.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon. Alcon also provides services, training, education and technical support for the Surgical business. In 2020, the Surgical segment accounted for $3.7 billion, or 55%, of Alcon net sales to third parties, and contributed $672 million, or 62%, of Alcon operating income (excluding unallocated income and expenses).
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. Alcon also provides services, training, education and technical support for the Vision Care business. In 2020, the Vision Care segment accounted for $3.1 billion, or 45%, of Alcon net sales to third parties, and contributed $419 million, or 38%, of Alcon operating income (excluding unallocated income and expenses).
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

The surgical market in which we operate includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training, and is projected to grow at approximately 4% per year from 2019 to 2025. Growth drivers in the surgical market include: global growth of cataract and vitreoretinal procedures, driven by an aging population; increased access to care; higher uptake of premium patient-pay technologies; increased adoption of advanced technologies; and eye disease as a comorbidity linked to the global prevalence of diabetes.
The vision care market in which we operate is comprised of products designed for ocular care and consumer use, and is projected to grow at approximately 4% per year from 2019 to 2025. Growth drivers in the vision care market include: continued modality shift to daily disposable lenses from reusable lenses and the resulting sales premium; advancements in specialty lenses combined with increasing demand for toric, multifocal and cosmetic lenses; a significant population of approximately 194 million undiagnosed dry eye patients, with an additional 42 million self-diagnosed dry eye patients using unsuitable products for treatment; growing access and consumption of vision care products in emerging markets; and increasing consumer access through the expansion of distribution models.
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
We are in the middle of executing a turnaround plan to return Alcon to sustainable, profitable growth and address existing challenges. Prior to 2016, Alcon, as a division of Novartis, experienced challenges resulting from an under-investment in the business. In preparation for Alcon’s Spin-off, we separated our strategic priorities plan into three phases:
▪Fix the foundation (2016–2017): We started re-investing in promotion, capital and systems, reinvigorating the innovation pipeline and strengthening our customer relationships after a challenging period of under-investment. We increased our focus on fostering a culture of speed and simplicity, ownership and accountability necessary to sustain our leadership in the eye care business.
▪Execute the growth plan (2018–2020): During the second phase of our plan, we focused on superior execution and accelerating our product development cycle in attractive markets. We introduced our leading advanced intraocular lens (AT-IOL), PanOptix, in our three largest markets—the US, Japan and China—and initiated a pilot program for a unique non-diffractive IOL, Vivity. The successful introduction of PanOptix enabled us to continue driving our share of the AT-IOL market. We expanded our vitreoretinal business by introducing innovative instrumentation and accelerating conversion from optical to digital surgery. In our vision care business, DAILIES TOTAL1 continued to grow, and we launched Precision1 in the US successfully, despite the COVID-19 pandemic. We have also expanded our offerings in the presbyopia category with DAILIES TOTAL1 multifocals and expanded our toric parameters for DAILIES AquaComfort PLUS. We continued the global roll-out of Systane COMPLETE and introduced our first multi-dose preservative-free formation with Systane Hydration, opening the door for regional growth in the artificial tears category. Finally, we successfully made the over-the-counter switch for Pataday for ocular allergies in the US. Although we faced the challenges of a global health crisis in 2020, we were able to make significant progress in our separation and transformation programs.
▪Deliver leading-edge solutions (2021 and beyond): As we complete the standing up and separation of Alcon as an independent company, we expect to increase our focus on creating breakthrough innovation, expanding market access and developing new business models to address market needs. The successful implementation of new enterprise systems enables us to increase efficiency from better data, increased analytics and automation. We have also started to build a new ecosystem for digital health by connecting our diagnostic equipment in the clinic with surgical equipment in the operating room and managing data in the cloud. We expect to increase investments in cutting-edge technology to deliver better patient outcomes and overcome barriers for visual acuity for customers and patients in every market.
Alcon's future expectations are subject to various risks and uncertainties, including market dynamics in the surgical and vision care markets, general economic conditions, the effects of the ongoing COVID-19 pandemic and the pace of innovation in our industry, as well as successfully achieving our growth strategies and efficiency initiatives. These expectations were, in the view of management, prepared on a reasonable basis, reflect the best currently available estimates and judgments and present, to the best of management's knowledge and belief, the expected future financial performance of Alcon. However, this information is not fact and should not be relied upon as necessarily indicative of future results, and you are cautioned not to place undue reliance on the prospective financial information. There will likely be differences between Alcon expectations and the actual results and those differences could be material. Alcon's expectations may not be achieved and we do not undertake any obligation to release publicly the results of any future revisions we may make to our expectations. When considering Alcon's expectations, you should keep in mind the risk factors and other cautionary statements in "Item 3. Key Information—3.D Risk Factors" and "Special Note About Forward-Looking Statements" in this Annual Report.
Our financial results are affected to varying degrees by internal and external factors. For example, the effect of the Covid-19 pandemic (or other viral or disease outbreaks) may continue to impact our business. Further, our ability to grow depends on the commercial success of our products and our ability to maintain our position in the highly competitive markets in which we operate. Even if we protect our intellectual property to the fullest extent permitted by applicable law, competitors may market products that compete with our products. Our ability to grow also depends on the success of our research and development efforts and BD&L activities in bringing new products to market, as well as the commercial acceptance of our products. Increased pricing pressure in the healthcare industry in general could also impact our ability to generate returns and invest for the future. Additionally, our products are subject to competition from lower priced versions of our products, and our industry continues to be challenged by the vulnerability of distribution channels to counterfeiting. Product recalls or voluntary market withdrawals in connection with defects or unanticipated use of our products could also have a material adverse effect upon our business. We are also implementing new information technology systems and integrating those new systems into our legacy systems. All of our operations, including our information technology systems, can be vulnerable to a variety of business interruptions. We have incurred debt that we must continue to service, and we may need additional financing in debt or equity.
Further, our ability to grow may be impacted by the ongoing consolidation among distributors, retailers and healthcare provider organizations, which could increase both the purchasing leverage of key customers and the concentration of credit risk. We also may be adversely affected by changes in inventory levels or fluctuations in buying patterns by our large distributor and retail customers. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence. In addition, for certain materials, components and services, we rely on sole or limited sources of supply. Our customer relations could be negatively impacted by the loss of our significant suppliers or the inability of any such supplier to meet certain specifications or delivery schedules. Further, we have developed strong relationships with numerous healthcare providers and rely on them to recommend our products to their patients and to other members of their organizations. Consumers in the eye health industry have a tendency not to switch products regularly and are repeat consumers, meaning that a physician's initial recommendation of our products, and a consumer's initial choice to use our products, have an impact on the success of our products. Therefore, it is important to our business and results of operations to retain and grow these relationships.
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
Revenue on the sale of Alcon products and services, which is recorded as "Net sales to third parties" in the consolidated income statement, is recognized when a contractual promise to a customer (i.e., a performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue would be recognized upon the satisfaction of acceptance criteria. The amount of revenue to be recognized is based on the consideration Alcon expects to receive in exchange for its goods and services which may be fixed or variable. Variable consideration may include rebates, discounts including cash discounts, and sales returns. Variable consideration is only recognized when it is highly probable that a significant reversal of cumulative sales will not occur.
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
Inventories
Inventory is valued at acquisition or production cost determined on a first-in, first-out basis. This value is used for the "Cost of net sales" and "Cost of other revenues" in the consolidated income statement. Unsalable inventory is fully written off in the consolidated income statement under "Cost of net sales" and "Cost of other revenues".
Research & development
Internal research and development costs are fully charged to "Research & development" in the consolidated income statement in the period in which they are incurred. Alcon considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in relevant major markets, such as the United States, the European Union, Switzerland, China or Japan.
Critical accounting policies and estimates
Selected accounting policies are set out in Note 3 to the Consolidated Financial Statements included elsewhere in this Annual Report, which are prepared in accordance with IFRS as issued by the IASB.
Given the uncertainties inherent in our business activities, we must make certain estimates and assumptions that require difficult, subjective and complex judgments. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from our assumptions and estimates, which could materially affect our Consolidated Financial Statements. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in context of the unknown future impacts of COVID-19 using information reasonably available to us at this time. The inherent uncertainties of COVID-19 including the duration, scope, and severity of the pandemic may result in actual outcomes that differ materially from our current assumptions and estimates.
Application of the following accounting policies requires certain assumptions and estimates that have the potential for the most significant impact on the Consolidated Financial Statements.
Impairment of goodwill and intangible assets
We review long-lived intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Goodwill, the Alcon brand name and intangible assets not yet ready for use are not amortized but are reviewed for impairment at least annually. Our annual impairment testing date is Alcon's year-end, December 31.
A cash generating unit to which goodwill has been allocated (reportable segments) is considered impaired when its carrying amount, including the goodwill, exceeds its recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. If the recoverable amount of the reportable segment is less than its carrying amount, an impairment loss shall be recognized.
An intangible asset other than goodwill is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, Alcon applies the fair value less costs of disposal method for its impairment assessment. In most cases, no direct or indirect observable market prices for identical or similar assets are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value in use method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.

Fair value less costs of disposal reflects estimates of assumptions that market participants would be expected to use when pricing the asset or cash generating units, and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset. The estimates used in calculating net present values involve significant judgment by management and include assumptions with measurement uncertainty, such as the following:
•the amount and timing of projected cash flows;
•long-term sales forecasts for up to 25 years including sales growth rates;
•the timing and probability of regulatory and commercial success;
•the royalty rate for the Alcon brand name;
•the terminal growth rate; and
•the discount rate.
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
For additional information on intangible assets and impairment charges recognized, see Note 10 to the Consolidated Financial Statements included elsewhere in this Annual Report.
Goodwill and other intangible assets represent a significant part of our consolidated balance sheet, primarily due to acquisitions. Although no significant additional impairments are currently anticipated, impairment evaluation could lead to material impairment charges in the future.
Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill, or directly in the income statement if it is a bargain purchase. Alcon primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in calculating the fair value of identifiable assets acquired when allocating the purchase consideration paid for the acquisition. The estimates used in calculating fair values involve significant judgment by management and include assumptions with measurement uncertainty, such as the following:
•the amount and timing of projected cash flows;
•long-term sales forecasts;
•the timing and probability of regulatory and commercial success; and
•the discount rate.
Alcon may elect on a transaction-by-transaction basis to apply the optional concentration test to assess whether a trans-action qualifies as a business. Under the test, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, Alcon will account for the transaction as an asset purchase and not a business combination.
If the concentration test is not met, or Alcon elects not to apply this optional test, Alcon will perform an assessment focusing on the existence of inputs and processes that have the ability to create outputs to determine whether the transaction is an asset purchase or a business combination.

Contingent consideration
In a business combination, it is necessary to recognize contingent future payments to previous owners, representing contractually defined potential amounts as a liability. Usually for Alcon these are linked to development or commercial milestones related to certain assets and are recognized as a financial liability at their fair value, which is then re-measured at each subsequent reporting date.
For the determination of the fair value of contingent consideration various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the timing and probability of regulatory and commercial success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of triggering events. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration. These estimations typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment, and if material, are appropriately discounted to reflect the impact of time.
Changes in the fair value of contingent consideration liabilities in subsequent periods are recognized in the consolidated income statement in "Cost of net sales" for currently marketed products and in "Research & development" for in-process research & development.
The effect of unwinding the discount over time is recognized in "Interest expense" in the consolidated income statement.
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
Research & development
Internal research & development costs are fully charged to "Research & development" in the consolidated income statement in the period in which they are incurred. Alcon considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset usually until marketing approval from the regulatory authority is obtained in a relevant major market, such as the United States, the European Union, Switzerland, China or Japan.
Factors affecting comparability of period to period results of operations
The comparability of the period to period results of our operations can be significantly affected by the COVID-19 pandemic, our Spin-off from Novartis, the issuance and refinancing of financial debts, and acquisitions. Our net sales, operating results and cash flows in 2020 were adversely affected by COVID-19. Additionally, one transaction of significance in 2020 is the issuance of senior notes due in 2030. The transactions of significance during 2019 included the acquisition of PowerVision, Inc., Spin-off from Novartis through a dividend in kind distribution to Novartis shareholders, and refinancing of the bridge and term loans which had been issued in April 2019. Transactions of significance during 2018 included the acquisitions of TrueVision Systems, Inc. and Tear Film Innovations, Inc. Refer to Note 4 to the Consolidated Financial Statements for details related to each of these significant transactions.

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
Key figures

	2020 compared to 2019				2019 compared to 2018
			Change %			Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)	2018	$	cc(1)

Net sales to third parties	6,763	7,362	(8)	(8)	7,149	3	5
Gross profit	2,940	3,662	(20)	(19)	3,192	15	19
Operating (loss)	(482)	(187)	(158)	(138)	(248)	25	54
Operating margin (%)	(7.1)	(2.5)			(3.5)
Net (loss)	(531)	(656)	19	24	(227)	(189)	(163)
Basic and diluted (loss) per share ($)(2)	(1.09)	(1.34)	19	24	(0.46)	(191)	(163)

Core results(1)
Core operating income	789	1,265	(38)	(35)	1,212	4	11
Core operating margin %	11.7	17.2			17.0
Core net income	512	925	(45)	(42)	974	(5)	1
Core basic earnings per share ($)(2)	1.05	1.89	(44)	(42)	2.00	(6)	1
Core diluted earnings per share ($)(3)	1.04	1.89	(45)	(42)	2.00	(6)	1
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to "Item 5.A. Operating Results —Non-IFRS measures as defined by the Company" section for additional information and reconciliation tables.
(2)     Calculated using 489.0 million weighted-average shares for the year ended December 31, 2020 and 488.2 million shares for prior year periods.
(3)     Calculated using 491.8 million, 490.1 million and 488.2 million weighted average diluted shares for the years ended December 31, 2020, 2019 and 2018, respectively.

All comments below focus on constant currencies (cc) movements for the year ended December 31, 2020 compared to 2019 unless otherwise noted. Commentary for the year ended December 31, 2019 compared to 2018 may be found in Item 5 of the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on February 25, 2020, ("2019 Form 20-F").
Net sales by segment
The following table provides an overview of net sales to third parties by segment:

	2020 compared to 2019				2019 compared to 2018
			Change %			Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)	2018	$	cc(1)

Surgical
Implantables	1,126	1,210	(7)	(6)	1,136	7	9
Consumables	1,952	2,304	(15)	(15)	2,227	3	6
Equipment/other	632	660	(4)	(3)	636	4	6
Total Surgical	3,710	4,174	(11)	(11)	3,999	4	7

Vision Care
Contact lenses	1,838	1,969	(7)	(7)	1,928	2	4
Ocular health	1,215	1,219	—	1	1,222	—	2
Total Vision Care	3,053	3,188	(4)	(4)	3,150	1	3
Net sales to third parties	6,763	7,362	(8)	(8)	7,149	3	5
(1)Constant currencies is a non-IFRS measure. Refer to "Item 5.A. Operating Results—Non-IFRS measures as defined by the Company" section for additional information.
Surgical
Surgical net sales were $3.7 billion (-11%, -11% cc), impacted by a broad slowdown in non-urgent surgeries due to the COVID-19 pandemic in the second quarter with substantial recovery in the second half of the year. Implantables declined (-7%, -6% cc) with lower demand in monofocal IOLs, partially offset by growth in Advanced Technology IOLs, mainly AcrySof IQ PanOptix. Consumables declined (-15%, -15% cc), primarily impacted by declining procedures due to the COVID-19 pandemic. Equipment/other declined (-4%, -3% cc), primarily due to a broad slowdown from the COVID-19 pandemic.
Vision Care
Vision Care net sales were $3.1 billion (-4%, -4% cc), impacted by lower demand due to the COVID-19 pandemic. Contact lenses declined (-7%, -7% cc) across most categories and geographies, partially offset by the launch of Precision1. Ocular health grew slightly in cc (0%, +1% cc), as the strong Pataday launch was able to offset declines from the pandemic.

Operating (loss)/income

	2020 compared to 2019				2019 compared to 2018
			Change %			Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)	2018	$	cc(1)

Gross profit	2,940	3,662	(20)	(19)	3,192	15	19
Selling, general & administration	(2,694)	(2,847)	5	5	(2,801)	(2)	(4)
Research & development	(673)	(656)	(3)	(3)	(587)	(12)	(12)
Other income	235	55	nm	nm	47	17	19
Other expense	(290)	(401)	28	28	(99)	nm	nm
Operating (loss)	(482)	(187)	(158)	(138)	(248)	25	54
Operating margin (%)	(7.1)	(2.5)			(3.5)

Core results(1)
Core gross profit	4,092	4,663	(12)	(12)	4,541	3	6
Core operating income	789	1,265	(38)	(35)	1,212	4	11
Core operating margin (%)	11.7	17.2			17.0
nm = not meaningful
(1)    Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Non-IFRS measures as defined by the Company" section for additional information and reconciliation tables.
Operating loss was $482 million, compared to $187 million in the prior year period. The COVID-19 pandemic resulted in lower sales, higher unabsorbed fixed overhead costs and labor inefficiencies of $120 million for manufacturing plants operating at below normal capacity, and increased provisions for expected credit losses, partially offset by reductions in discretionary spending. The current year period benefited from a $154 million net gain on post-employment benefit plan amendments, a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and lower separation costs. The current year period also included $167 million in impairments of intangible assets, increased inventory provisions, losses for manufacturing asset retirements, and higher investments in research and development. The prior year period included $72 million of spin readiness costs and $32 million in legal settlement costs. There was a negative 0.6 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income were $1.3 billion mainly due to $1.0 billion of amortization, $217 million of separation costs, $167 million in impairments of intangible assets, and $49 million of transformation program costs, partially offset by a $154 million net gain on post-employment benefit plan amendments and a $63 million benefit for fair value adjustments of contingent liabilities.
Core operating income was $789 million (-38%, -35% cc), compared to $1.3 billion in the prior year period. The COVID-19 pandemic resulted in lower sales, higher unabsorbed fixed overhead costs and labor inefficiencies of $120 million and increased provisions for expected credit losses, partially offset by reductions in discretionary spending. The current year period also included increased inventory provisions and higher investments in research and development. There was a negative 0.4 percentage point impact on core operating margin from currency.

Segment contribution
Certain income and expense items, primarily related to fair value adjustments of contingent consideration liabilities and option rights and integration related expenses, previously included in segment contribution in the prior year periods have been reclassified to conform with reporting of segment contribution to the CODM in the current period. The reclassifications resulted in an increase in Surgical and Vision Care segment contribution of $34 million and $17 million, respectively, in the year ended December 31, 2019 and an increase in Surgical and Vision Care segment contribution of $33 million and $6 million, respectively, in the year ended December 31, 2018. For additional information regarding segment contribution please refer to Note 5 to the Consolidated Financial Statements.

	2020 compared to 2019				2019 compared to 2018
($ millions unless indicated otherwise)			Change %			Change %
	2020	2019	%	cc(1)	2018	$	cc(1)

Surgical segment contribution	672	957	(30)	(28)	846	13	19
As % of net sales	18.1	22.9			21.2
Vision Care segment contribution	419	580	(28)	(25)	600	(3)	1
As % of net sales	13.7	18.2			19.0
Not allocated to segments	(1,573)	(1,724)	9	9	(1,694)	(2)	(2)
Operating (loss)	(482)	(187)	(158)	(138)	(248)	25	54
Core adjustments(1)	1,271	1,452			1,460
Core operating income(1)	789	1,265	(38)	(35)	1,212	4	11
(1)Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Non-IFRS measures as defined by the Company" section for additional information and reconciliation tables.
Surgical
Surgical segment contribution was $672 million (-30%, -28% cc), compared to $957 million in the prior year period. The COVID-19 pandemic resulted in a slowdown in sales, and higher unabsorbed fixed overhead costs and labor inefficiencies and provisions for expected credit losses, partially offset by reductions in discretionary spending. The current year period also included higher investments in research and development. There was a negative 0.4 percentage point impact on segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $419 million (-28%, -25% cc), compared to $580 million in the prior year period. The COVID-19 pandemic resulted in lower sales and higher unabsorbed fixed overhead costs and labor inefficiencies, partially offset by reductions in discretionary spending. The current year period also included higher inventory provisions. There was a negative 0.4 percentage point impact on segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $1.6 billion (+9%,+9% cc), compared to $1.7 billion in the prior year period. The prior year period was higher primarily due to $72 million of spin readiness costs and $32 million in legal settlement costs.

Non-operating income & expense

	2020 compared to 2019				2019 compared to 2018
			Change %			Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)	2018	$	cc(1)

Operating (loss)	(482)	(187)	(158)	(138)	(248)	25	54
Interest expense	(124)	(113)	(10)	(11)	(24)	nm	nm
Other financial income & expense	(29)	(32)	9	6	(28)	(14)	(15)
(Loss) before taxes	(635)	(332)	(91)	(81)	(300)	(11)	13
Taxes	104	(324)	nm	nm	73	nm	nm
Net (loss)	(531)	(656)	19	24	(227)	(189)	(163)
Basic and diluted (loss) per share ($)	(1.09)	(1.34)	19	24	(0.46)	(191)	(163)

Core results(1)
Core taxes	(124)	(195)	36	34	(186)	(5)	(12)
Core net income	512	925	(45)	(42)	974	(5)	1
Core basic earnings per share ($)	1.05	1.89	(44)	(42)	2.00	(6)	1
Core diluted earnings per share ($)	1.04	1.89	(45)	(42)	2.00	(6)	1
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Non-IFRS measures as defined by the Company" section for additional information and reconciliation tables.
Interest expense
Interest expense was $124 million, compared with $113 million in the prior year period, driven by an increase in third party debt following the Spin-off from Novartis and additional senior notes issued in May 2020.
Other financial income & expense
Other financial income & expense was a net expense of $29 million, compared with $32 million in the prior year period.
Taxes
Tax benefit was $104 million, compared to a tax expense of $324 million in the prior year period. Taxes recognized in the prior year period include $304 million in non-cash tax expense related to the re-measurement of deferred tax assets and liabilities as a result of Swiss tax reform, tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off, non-cash tax expense related to re-measurement of deferred tax assets and liabilities following a tax rate change in India, and net changes in uncertain tax positions.
Adjustments to arrive at core tax expense were $228 million, primarily related to tax associated with operating income core adjustments.
Core tax expense was $124 million, compared to $195 million in the prior year period. The average core tax rate increased to 19.5% from 17.4% in the prior year period. The increase in the core effective tax rate was primarily driven by the increase in the Swiss tax rate, partially offset by a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions, the tax benefit from a build of inventory in certain international markets, and net changes in uncertain tax positions.
Net (loss)/income and (loss)/earnings per share
Net loss was $531 million, compared to $656 million in the prior year period. The change was mainly attributable to the increased operating loss, offset by the tax benefit in the current period compared to the large tax expense in the prior year period. The associated basic and diluted loss per share were $1.09, compared to $1.34 in the prior year period.

Core net income was $512 million, compared to $925 million in the prior year period, primarily due to lower core operating income. The associated core basic earnings per share were $1.05 compared to $1.89 in the prior year period, and core diluted earnings per share were $1.04 compared to $1.89 in the prior year period.
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
For purposes of our consolidated balance sheet, we translate assets and liabilities denominated in other currencies into US dollars at the prevailing market exchange rates as of the relevant balance sheet date. For purposes of our consolidated income statement and statement of cash flows, revenue, expense and cash flow items in local currencies are translated into US dollars at average exchange rates prevailing during the relevant period. As a result, even if the amounts or values of these items remain unchanged in the respective local currency, changes in exchange rates have an impact on the amounts or values of these items in our Consolidated Financial Statements.
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

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2020	2019	Change %	2020	2019	Change %
AUD	0.690	0.695	(1)	0.771	0.701	10
BRL	0.196	0.254	(23)	0.193	0.249	(22)
CAD	0.746	0.754	(1)	0.784	0.767	2
CHF	1.066	1.006	6	1.135	1.032	10
CNY	0.145	0.145	—	0.153	0.144	6
EUR	1.141	1.120	2	1.229	1.121	10
GBP	1.284	1.277	1	1.365	1.313	4
JPY (100)	0.937	0.917	2	0.970	0.920	5
RUB (100)	1.390	1.546	(10)	1.337	1.613	(17)

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2019	2018	Change %	2019	2018	Change %
AUD	0.695	0.748	(7)	0.701	0.707	(1)
BRL	0.254	0.275	(8)	0.249	0.258	(3)
CAD	0.754	0.772	(2)	0.767	0.735	4
CHF	1.006	1.023	(2)	1.032	1.014	2
CNY	0.145	0.151	(4)	0.144	0.145	(1)
EUR	1.120	1.181	(5)	1.121	1.144	(2)
GBP	1.277	1.336	(4)	1.313	1.274	3
JPY (100)	0.917	0.906	1	0.920	0.907	1
RUB (100)	1.546	1.600	(3)	1.613	1.437	12

The following table shows information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Bloomberg Market System. The exchange rate in effect on February 19, 2021 as found on Bloomberg Market System was CHF 1.00 = USD 1.12.

($ per CHF)	Low(1)	High(1)
January 2020	1.03	1.04
February 2020	1.03	1.04
March 2020	1.03	1.04
April 2020	1.02	1.04
May 2020	1.04	1.04
June 2020	1.05	1.06
July 2020	1.09	1.10
August 2020	1.10	1.11
September 2020	1.08	1.09
October 2020	1.09	1.09
November 2020	1.10	1.11
December 2020	1.13	1.14
January 2021	1.12	1.13
February 2021 (through February 19, 2021)	1.11	1.12
(1) Represents the lowest and highest, respectively, of the exchange rates on the last day of each month during the year.
Currency impact on key figures
The following table provides a summary of the currency impact on key company figures due to their conversion into US dollars, Alcon's reporting currency, of the financial data from entities reporting in non-US dollars.

	2020 compared to 2019			2019 compared to 2018
	Change %		Percentage point currency impact	Change %		Percentage point currency impact
	$	cc(1)		$	cc(1)

Net sales to third parties	(8)	(8)	—	3	5	(2)
Gross profit	(20)	(19)	(1)	15	19	(4)
Operating (loss)	(158)	(138)	(20)	25	54	(29)
Net (loss)	19	24	(5)	(189)	(163)	(26)
Basic and diluted (loss) per share	19	24	(5)	(191)	(163)	(28)

Core results(1)
Core operating income	(38)	(35)	(3)	4	11	(7)
Core net income	(45)	(42)	(3)	(5)	1	(6)
Core basic earnings per share	(44)	(42)	(2)	(6)	1	(7)
Core diluted earnings per share	(45)	(42)	(3)	(6)	1	(7)
(1)     Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to "Item 5.A. Operating Results—Non-IFRS measures as defined by the Company" section for additional information.
A 1% movement in the USD versus our basket of currencies would have resulted in a $38 million change in annual net sales and a $12 million change in both annual operating income and core operating income.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
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
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
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
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:
•the impact of translating the income statement of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.
For additional information on the effects of foreign currencies, refer to "Item 5.A. Operating Results-Effects of currency fluctuations" section.

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
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. For a reconciliation of net (debt)/liquidity to the most directly comparable measure presented in accordance with IFRS, see "Item 5.B. Liquidity and Capital Resources—Net (debt)/liquidity (non-IFRS measure)" section.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results
2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(8)	Core results
Gross profit	2,940	1,001	106	13	—	—	32	4,092
Operating (loss)/income	(482)	1,021	167	217	49	(154)	(29)	789
(Loss)/income before taxes	(635)	1,021	167	217	49	(154)	(29)	636
Taxes(9)	104	(172)	(34)	(37)	(10)	38	(13)	(124)
Net (loss)/income	(531)	849	133	180	39	(116)	(42)	512
Basic (loss)/earnings per share ($)	(1.09)							1.05
Diluted (loss)/earnings per share ($)	(1.09)							1.04
Basic - weighted average shares outstanding (millions)(10)	489.0							489.0
Diluted - weighted average shares outstanding (millions)(10)	489.0							491.8

Adjustments to arrive at core operating income
Selling, general & administration	(2,694)	—	—	22	—	—	—	(2,672)
Research & development	(673)	20	61	—	—	—	(25)	(617)
Other income	235	—	—	—	—	(166)	(36)	33
Other expense	(290)	—	—	182	49	12	—	(47)
Refer to the following page for associated explanatory footnotes.
2019

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Separation costs(3)	Transformation Costs(4)	Legal items(6)	Other items(8)	Core results
Gross profit	3,662	1,007	10	—	—	(16)	4,663
Operating (loss)/income	(187)	1,040	237	52	32	91	1,265
(Loss)/income before taxes	(332)	1,040	237	52	32	91	1,120
Taxes(9)	(324)	(140)	(54)	(7)	(8)	338	(195)
Net (loss)/income	(656)	900	183	45	24	429	925
Basic (loss)/earnings per share ($)	(1.34)						1.89
Diluted (loss)/earnings per share ($)	(1.34)						1.89
Basic - weighted average shares outstanding (millions)(10)	488.2						488.2
Diluted - weighted average shares outstanding (millions)(10)	488.2						490.1

Adjustments to arrive at core operating income
Selling, general & administration	(2,847)	—	30	—	—	15	(2,802)
Research & development	(656)	33	4	—	—	35	(584)
Other income	55	—	—	—	—	(9)	46
Other expense	(401)	—	193	52	32	66	(58)
Refer to the following page for associated explanatory footnotes.

Reconciliation of IFRS results to core results (continued)
2018

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Legal items(6)	Restructuring items(7)	Other items(8)	Core results
Gross profit	3,192	996	376	—	—	(23)	4,541
Operating (loss)/income	(248)	1,007	378	28	9	38	1,212
(Loss)/income before taxes	(300)	1,007	378	28	9	38	1,160
Taxes(9)	73						(186)
Net (loss)/income	(227)						974
Basic (loss)/earnings per share ($)	(0.46)						2.00
Diluted (loss)/earnings per share ($)	(0.46)						2.00
Basic - weighted average shares outstanding (millions)(10)	488.2						488.2
Diluted - weighted average shares outstanding (millions)(10)	488.2						488.2

Adjustments to arrive at core operating income
Selling, general & administration	(2,801)	—	2	—	—	13	(2,786)
Research & development	(587)	11	—	—	—	47	(529)
Other income	47	—	—	—	(4)	(19)	24
Other expense	(99)	—	—	28	13	20	(38)
Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes impacts from pension and other post-employment benefit plan amendments.
(6)For 2019, includes legal settlement costs and certain external legal fees. For 2018, includes legal costs related to an investigation.
(7)Includes restructuring income and charges and related items.
(8)For 2020, Gross profit includes $35 million primarily for losses on disposal of property, plant & equipment partially offset by $3 million in fair value adjustments of contingent consideration liabilities. Research & development includes $60 million in fair value adjustments of contingent consideration liabilities, partially offset by $35 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and fair value adjustments of financial assets.
For 2019, Gross profit includes $37 million in fair value adjustments of contingent consideration liabilities, partially offset by $21 million in spin readiness costs, manufacturing sites consolidation activities, and integration of recent acquisitions. Selling, general & administration primarily includes spin readiness costs and the integration of recent acquisitions. Research & development includes $73 million for the amortization of option rights, post-marketing study following a product's voluntary market withdrawal, and the integration of recent acquisitions, partially offset by $38 million in fair value adjustments for contingent consideration liabilities. Other income primarily includes a realized gain on a financial asset. Other expense primarily includes spin readiness costs, fair value adjustments of a financial asset and other items.
For 2018, Gross profit, selling, general & administration and research & development include charges and reversal of charges related to a product’s voluntary market withdrawal. Research & development also includes amortization of option rights and a fair value adjustment of a contingent consideration liability. Other income includes fair value adjustments on a financial asset. Other expense includes spin-readiness costs and other items.

(9)For 2020, total tax adjustments of $228 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.3 billion totaled $221 million with an average tax rate of 17.4%. Core tax adjustments for discrete items totaled $7 million.
For 2019, total tax adjustments of $129 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.5 billion totaled $215 million with an average tax rate of 14.8%. Core tax adjustments for discrete items totaled $344 million, primarily including $304 million in non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform, tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off, non-cash tax expense related to the re-measurement of deferred tax assets and liabilities following a tax rate change in India, and net changes in uncertain tax positions.
For 2018, total tax adjustments of $259 million included tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.5 billion totaled $237 million with an average tax rate of 16.2%. Core tax adjustments for discrete items totaled $22 million, including a net out of period income tax benefit of $55 million partially offset by net changes in uncertain tax positions of $33 million.
(10)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 8 to the Consolidated Financial Statements.
For periods prior to the Spin-off, the denominator for both core basic and diluted earnings per share was calculated using the shares of common stock distributed in the Spin-off.

5.B.            LIQUIDITY AND CAPITAL RESOURCES
Our sources of funds have consisted principally of cash flows from operations, issuance of senior notes, bank debt, credit facilities with lenders, and other financial liabilities to our Former Parent. Our uses of those funds (other than for operations) have consisted principally of investments in our growth plan, capital expenditures, cash paid for acquisitions and associated expenses and other obligations.
We believe that we have adequate liquidity to meet our needs. At December 31, 2020, we had cash and cash equivalents of $1.6 billion, compared to $822 million at December 31, 2019. At December 31, 2020, we had current financial debt of $169 million, compared to $261 million at December 31, 2019, consisting of bank and other financial debt. At December 31, 2020 we had non-current financial debt of $3.9 billion consisting of bank debt and senior notes primarily as a result of the Spin-off.
To date, all of our sales are generated by our subsidiaries and not directly by us. Thus, we are dependent on dividends, other payments or loans from our subsidiaries to meet our liquidity needs. Some of our subsidiaries may be subject to legal requirements of their respective jurisdictions of organization that may restrict their paying dividends or other payments, or making loans, to us.
Potential future uses of our liquidity include capital expenditures, acquisitions, debt repayments, dividend payments, and other general corporate purposes. As of December 31, 2020, commitments for purchases of property, plant & equipment were $136 million.
We use the US Dollar as our reporting currency and are therefore exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs, and emerging market currencies. We manage our global currency exposure by engaging in hedging transactions where management deems appropriate (forward contracts and swaps) to preserve the value of assets. As of December 31, 2020 unsettled derivative positions included $3 million in unrealized gains and $7 million in unrealized losses.
All comments in this section relate to the year ended December 31, 2020 compared to 2019. Commentary for the year ended December 31, 2019 compared to 2018 may be found in Item 5 of the 2019 Form 20-F.
Free cash flow (non-IFRS measure)
The following is a summary of Alcon free cash flow for 2020, 2019 and 2018, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure.

($ millions)	2020	2019	2018
Net cash flows from operating activities	823	920	1,140
Purchase of property, plant & equipment	(479)	(553)	(524)
Proceeds from sale of property, plant & equipment	6	—	—
Free cash flow	350	367	616
Free cash flow amounted to an inflow of $350 million, compared to an inflow of $367 million in the prior year period, driven by decreased cash flows from operating activities partially offset by lower purchases of property, plant and equipment.
For additional information refer to "Item 5.A. Operating Results—Non-IFRS measures as defined by the Company".

Cash flow and net (debt)/liquidity

($ millions)	2020	2019

Net cash flows from operating activities	823	920
Net cash flows used in investing activities	(572)	(1,011)
Net cash flows from financing activities	466	659
Effect of exchange rate changes on cash and cash equivalents	18	27
Net change in cash and cash equivalents	735	595
Change in derivative financial instrument assets	2	1
Change in current and non-current financial debts	(639)	(3,432)
Change in other financial liabilities to former parent	—	67
Change in other financial receivables from former parent	—	(39)
Change in net (debt)	98	(2,808)
Net (debt)/liquidity at January 1	(2,656)	152
Net (debt) at December 31	(2,558)	(2,656)
Net cash flows from operating activities amounted to $823 million in 2020, compared to $920 million in the prior year period. The current year was impacted by lower sales and reductions in discretionary spending due to the COVID-19 pandemic, changes in net working capital, decreased taxes paid due to the timing of payments and the COVID-19 pandemic, increased payments for restructuring activities, and increased interest payments on our financial debts following the Spin-off. The prior year period was impacted by changes in net working capital and payments due to a legal settlement.
Changes in net working capital in the current year were mainly due to increases in inventories, partially offset by changes in other current assets. The increases in inventories were primarily driven by inventory builds for new product launches and decreased demand due to the COVID-19 pandemic, while the reductions in other current assets were due to decreases in the current portion of long-term receivables and finance lease agreements from customers and other receivables. There were also decreases in trade payables related to operating activities due to management of discretionary spending and decreases in trade receivables as collections outpaced new sales. The net change in other current liabilities was driven by decreased accruals for annual associate short-term incentive payments and for obligations under the employee matters agreement executed at Spin-off, partially offset by increases in accruals for taxes other than income taxes. Changes in net working capital in the prior year period were primarily driven by increased trade receivables, in line with sales. The prior year period also included increases in other current assets due to manufacturing receivables from our Former Parent and increases in trade payables and other current liabilities primarily due to various transition agreements and separation costs incurred. Refer to Note 21 to the Consolidated Financial Statements for additional details regarding changes within net working capital.
Net cash flows used in investing activities amounted to $572 million, compared to $1.0 billion in the prior year period, primarily due to the acquisition of PowerVision in March 2019 and reduced capital spending in 2020 as a result of the COVID-19 pandemic. Refer to Notes 4 and 21 of the Consolidated Financial Statements for additional information on the PowerVision acquisition.
Net cash flows from financing activities amounted to $466 million, compared to $659 million in the prior year period. Cash inflows in the current year include the issuance of senior notes in May 2020, partially offset by repayments of current financial debts, realized foreign exchange losses, lease payments and withholding taxes paid upon net settlements of equity-based compensation. Cash inflows in the prior year period were attributable to net proceeds totaling $3.4 billion from the issuance and repayment of non-current and current financial debts, partially offset by $2.7 billion for net cash payments made to our Former Parent and its affiliates prior to the Spin-off. Refer to Notes 4, 17 and 21 of the Consolidated Financial Statements for additional information.

Balance sheet
Assets
Total non-current assets were $22.6 billion as of December 31, 2020, a decrease of $806 million compared to $23.4 billion as of December 31, 2019. There was a decrease of $1.1 billion in Intangible assets other than goodwill related to recurring amortization and asset impairments. Financial assets decreased $89 million primarily due to movement of balances to Other current assets as maturity has become less than twelve months. Property, plant, and equipment increased $312 million primarily due to capital expenditures, partially offset by depreciation.
Total current assets were $5.0 billion as of December 31, 2020, an increase of $751 million when compared to $4.2 billion as of December 31, 2019. Cash and cash equivalents increased $735 million attributable to the net impact of operating, investing, and financing activities as described in the preceding section. Inventories increased $139 million primarily driven by inventory builds for new product launches and decreased demand due to the COVID-19 pandemic. Other current assets decreased $98 million primarily due to utilization of amounts in escrow to settle contingent consideration obligations, amortization of option rights, decreases in the current portion of long-term receivables and finance lease agreements from customers, and other receivables.
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
The gross trade receivables from these countries at December 31, 2020 amounted to $211 million ($209 million at December 31, 2019), of which $14 million are past due for more than one year ($10 million at December 31, 2019) and for which provisions of $15 million have been recorded ($13 million at December 31, 2019). At December 31, 2020, amounts past due for more than one year are not significant in any of these countries.
The following table summarizes the aging of trade receivables as of December 31, 2020 and 2019:

($ millions)	2020	2019
Not overdue	1,137	1,135
Past due for not more than one month	109	118
Past due for more than one month but less than three months	67	81
Past due for more than three months but less than six months	36	47
Past due for more than six months but less than one year	31	21
Past due for more than one year	49	36
Provisions for doubtful trade receivables	(68)	(48)
Total trade receivables, net	1,361	1,390
There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail in the "Item 5.A. Operating Results — Effects of currency fluctuations" section.
Liabilities
Total non-current liabilities were $6.5 billion as of December 31, 2020, an increase of $468 million when compared to $6.1 billion as of December 31, 2019. Financial debts increased $731 million, primarily due to the issuance of $750 million of senior notes on May 27, 2020. Deferred tax liabilities decreased $190 million in line with recurring amortization of intangible assets. Provisions and other non-current liabilities decreased $108 million primarily due to reductions in post-employment benefit obligations and contingent consideration liabilities.
Total current liabilities were $2.3 billion as of December 31, 2020, in line with prior year.
Equity
Equity was $18.8 billion as of December 31, 2020, a decrease of $481 million when compared to $19.3 billion as of December 31, 2019.

Net (debt)/liquidity (non-IFRS measure)
The following is a summary of net (debt) as of December 31, 2020 and 2019, together with a reconciliation to total financial debt, the most directly comparable IFRS measure.

($ millions)	2020	2019

Current financial debt	(169)	(261)
Non-current financial debt	(3,949)	(3,218)
Total financial debt	(4,118)	(3,479)

Less liquidity:
Cash and cash equivalents	1,557	822
Derivative financial instruments	3	1
Total liquidity	1,560	823
Net (debt)	(2,558)	(2,656)
Net debt of $2.6 billion as of December 31, 2020 decreased $98 million compared to $2.7 billion as of December 31, 2019. Alcon's liquidity amounted to $1.6 billion as of December 31, 2020, compared to $823 million as of December 31, 2019. Total financial debt amounted to $4.1 billion as of December 31, 2020, compared to $3.5 billion as of December 31, 2019. The average maturity of financial debts outstanding as of December 31, 2020 is 8.9 years.
The increase in non-current financial debts and corresponding increase in cash and cash equivalents are primarily attributable to the issuance of and proceeds from the $750 million of senior notes on May 27, 2020. Refer to Notes 4 and 17 to the Consolidated Financial Statements for additional information. The $1 billion revolving credit facility remained undrawn as of December 31, 2020 and February 23, 2021. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures in "Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results —Non-IFRS measures as defined by the Company".
Additional COVID-19 considerations
Net sales trends
Surgical and Vision Care sales were primarily impacted by the COVID-19 pandemic in the second quarter of 2020. Surgical and Vision Care net sales substantially improved in the second half of the year with the fourth quarter of 2020 in line with prior year, led by North America and partially offset by International. Uncertainty remains as we expect the pace of recovery will continue to vary on a market by market basis, depending on existing capacity, differences between private and public channels, hospitals and non-hospital settings, the nature of patient needs and sense of safety. Based on these factors, we believe we will likely see a continued impact from COVID-19 during the first half of 2021.
Financial measures
We ended 2020 with $1.6 billion in cash and cash equivalents, following the issuance of $750 million of senior notes in May 2020. Collections improved in the second half of the year and trade receivables are beginning to normalize; however, we may see delays or reductions in collections in the coming months as we work with our customers during this pandemic. As a result, we have taken significant steps to manage our cash flow as markets recover. These actions have included:
•Adjusting production volumes to align with demand expectations;
•Managing discretionary spending, in line with sales recovery, and phasing capital expenditures while continuing with separation, transformation and strategic investment priorities;
•Delaying initiation of our first dividend to 2021; and
•Issuing $750 million of senior notes in May 2020.
Because we believe these conditions are transitory, we are not making structural changes to our operational costs that could impede our ability to fully ramp up when most geographic markets recover.

Key assumptions
Management has assessed the past and potential impact of the adverse effects of COVID-19 on Alcon’s results of operation, cash flows, and liquidity. The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the Consolidated Financial Statements for the period ended December 31, 2020 required the use of significant estimates and assumptions pertaining to the impact of COVID-19 on Alcon's operations, results, and liquidity. Key assumptions include:
•The COVID-19 outbreak will have a continued impact on the the first half of 2021, but the pace of recovery will continue to vary on a market by market basis;
•Our manufacturing sites expect operating capacity to start to normalize in the first quarter 2021;
•We will retain our associates and meet supplier obligations while managing discretionary costs and phasing certain capital expenditures; and
•Separation, transformation and strategic investment priorities will continue.
Actual outcomes and results could differ materially from our estimates and assumptions. For example, extended or new COVID-19 related shut-down periods or slower recovery periods could result in an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand, and increased debt or impairments of assets. We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs, and emerging market currencies.
Financial debts
Our financial debts do not have any major maturities before 2024 and do not contain any financial covenants. Our $1 billion revolving credit facility remained undrawn as of February 23, 2021 and there are no current limitations on our ability to borrow under the facility.
EBITDA (non-IFRS measure)

($ millions)	2020	2019	2018
Net (loss)	(531)	(656)	(227)
Taxes	(104)	324	(73)
Depreciation of property, plant & equipment	293	267	239
Depreciation on right-of-use assets	79	66	—
Amortization of intangible assets	1,078	1,084	1,019
Impairments of property, plant & equipment, and intangible assets	173	8	380
Interest expense	124	113	24
Other financial income & expense	29	32	28
EBITDA	1,141	1,238	1,390

Liquidity and financial debt by currency
The following table summarizes liquidity and financial debts by currency as of December 31, 2020 and 2019.

	Liquidity (%)(1)		Financial debts (%)(2)
	2020	2019	2020	2019
USD	90	63	86	80
EUR	3	6	11	11
CHF	1	1	—	—
JPY	—	—	2	5
Other	6	30	1	4
Total	100	100	100	100
(1)Liquidity includes cash and cash equivalents and time deposits.
(2)Financial debts includes non-current and current financial debts.
5.C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Alcon research & development spending totaled $673 million, $656 million and $587 million for the years 2020, 2019 and 2018, respectively. As described in the "Risk Factors" section and elsewhere in this Annual Report, we are subject to varying degrees of governmental regulation in the countries in which we operate, which makes the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. See "Item 3. Key Information—3.D. Risk Factors". For further information on Alcon research and development policies and additional product information, as well as a description of the regulatory approval process, see "Item 4. Information on the Company—4.B. Business Overview".
5.D.            TREND INFORMATION
Please see "Item 5.A. Operating Results—Opportunity and risk summary" and "Item 4. Information on the Company—4.B. Business Overview" for trend information.
5.E.            OFF-BALANCE SHEET ARRANGEMENTS
We have no unconsolidated special purpose financing or partnership entities or other off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. See also Note 26 to the Consolidated Financial Statements included elsewhere in this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.            DIRECTORS AND SENIOR MANAGEMENT
The information set forth under “Item 6.C. Board Practices—Corporate Governance—Board of Directors—Composition” and “Item 6.C. Board Practices—Corporate Governance—Executive Committee—Composition of the Executive Committee” is incorporated by reference.

6.B.            COMPENSATION

Introduction
Dear Shareholder
On behalf of the Alcon Board of Directors ("Board") and Compensation Committee ("CC"), I am pleased to introduce the 2020 Compensation Report. It was the second financial year for Alcon as an independent, stand-alone company with listings on both the SIX Swiss Exchange ("SIX") and the New York Stock Exchange ("NYSE"). This report outlines Alcon’s overall 2020 compensation framework and philosophy for the members of the Board of Directors as well as for the members of the Executive Committee of Alcon ("ECA").
This Compensation Report covers the financial year 2020 from January to December.
Activities of the Compensation Committee in 2020
We believe in a strong pay-for-performance compensation philosophy that motivates our senior executives to create long-term value for the Company and its shareholders. During 2020, we continued to evaluate our overall compensation programs to ensure they support the Company's business objectives and reflect the best interests of our shareholders. Throughout the year, we engaged with our shareholders to seek their views on our compensation programs.
Business Overview and Assessment of the COVID-19 Impact
2020 was a year like no other for our world, the medical device industry and our Company; the pandemic has significantly impacted all aspects of daily life. In response to the pandemic, Company management immediately took steps to protect the short-term and long-term health of our associates, customers and shareholders. These actions, summarized below, protected the Company and enabled the business to rebound and resume key product launches in the second half of 2020.
Protect our Associates
•Maintained full employment and did not furlough associates;
•Maintained pay levels notwithstanding the significant reduction in manufacturing volumes and sales; and
•Implemented global health and safety protocols, such as mandatory temperature checks, use of personal protective equipment, social distancing and capacity restrictions across all campus and manufacturing sites under the supervision of the Alcon Crisis Management team.
Serve our Customers
•Collaborated with the industry to develop new safety protocols and patient workflow strategies to enable practitioners and patients to stay safe;
•Allocated capital in organic investments resulting in the successful launch of new products such as PanOptix, PRECISION1 and Pataday; and
•Donated ophthalmic equipment, vision care products and personal protective equipment to support frontline workers during the pandemic.
Align with Shareholders
•Outperformed direct competitors’ stock by 1700 basis points, maintained healthy valuation levels in a volatile market and ended the year +17% in the NYSE and +7% in the SIX markets;
•Gained market share in the US OTC ocular allergy category, daily disposable SiHy segment and global AT-IOL market; and
•Maintained financial flexibility with cost measures reducing $200 million of discretionary spend and by postponing our first dividend proposal to 2021.

The impact of COVID-19 and government mandates on eye care practices made it challenging for the Company to achieve its performance goals for the year since both short-term and long-term incentive plan targets were approved in February 2020 prior to the full knowledge of the COVID-19 impact on our global business.
Throughout the year, the Board and the CC were actively involved in monitoring Alcon’s response to the pandemic and its impact on the entire medical device industry. Although Alcon did not meet the threshold performance level for the 2020 short-term incentive payout, the Board and CC approved a 2020 short-term incentive partial payout of 75% of target to the ECA based on their performance in stabilizing the business in these crucial times, rebounding in second half of the year from a financial perspective and positioning Alcon for success beyond 2020. On average, short-term incentive payout for all other Alcon associates inclusive of their individual performance factor was approximately 85% of target. Alcon essential workers, who came to work each day throughout the pandemic to ensure the continued delivery of critical medical products, received a 100% payout in recognition of their efforts. For the 2018 long-term incentive award, the Board and CC approved a payout of 83% based on actual performance against the existing performance metrics with no modification due to the pandemic. In addition, no modifications have been made to the in-flight 2019 and 2020 long-term incentive awards or their respective performance metrics.
CEO Compensation Increase
In February 2020, the Board made the decision to increase the CEO’s total direct compensation opportunity in line with the median CEO compensation of Alcon's peer group. Although both fixed and variable elements of the CEO’s total direct compensation were below median, the Board decided to increase only the long-term incentive component, entirely paid in the form of performance shares vesting in three years, in order to align the increase with our pay-for-performance philosophy and focus on long-term value creation. The new 2020 CEO long-term incentive target is 430% of his base salary, bringing his total direct compensation closer to the median of our peer group.
Engagement with Shareholders
We value shareholder engagement and feedback and take every opportunity to get better acquainted with our shareholder base. Therefore, we continued our extensive formal outreach to engage with shareholders.
During our formal outreach in the fall of 2020, we discussed our pay-for-performance commitment, sought feedback on our compensation programs and explained our approach to measuring performance as it relates to long-term shareholder value creation. We are pleased to find that investors are broadly supportive of our compensation approach. It is our intention to continue this dialogue with our shareholders and evaluate and consider their feedback to ensure better alignment between our compensation programs and shareholder interests.
2021 Annual General Meeting
In line with the Articles of Incorporation, we will ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the Board for their term of office from the 2021 AGM to the 2022 AGM. We will also ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the ECA for the 2022 financial year. In addition, we will ask our shareholders to endorse this 2020 Compensation Report in an advisory vote.
On behalf of the Board and the members of the CC, we thank you for your trust in Alcon and for your feedback.
Sincerely,
Karen May
Chair of the Compensation Committee

Compensation at a Glance
2020 ECA Compensation-Summary
The year 2020 represented the first full calendar year for Alcon as an independent, stand-alone company following the Spin-off from Novartis in April 2019 (the "Spin-off). In 2020, we continued to build, with a few further minor modifications, the executive compensation program Alcon adopted in 2019.
The compensation program consisted of a balanced set of fixed and variable elements rewarding short-term and long-term performance through the delivery of cash payments and equity awards. Performance goals were aligned to the strategic plan in a mix of absolute and relative measures including financial and non-financial metrics.
Exhibit 1

	Annual Base Salary	Short-Term Incentive (annual incentive)	Long-Term Incentive	Benefits
Purpose	In line with global pay practices, reflects responsibilities, experience and skills	Rewards annual performance against key objectives	Rewards long-term value creation in line with Alcon’s strategy and business priorities	Retirement savings and insurances in line with local market practices and benefits associated with global mobility and international relocation
Payment	Cash	Cash	Equity (Performance Stock Units)	Cash or in-kind, contributions to retirement savings and insurance policies
Performance period	—	One year	Three-year cliff vesting	—
Performance measures	—	Three financial performance measures, individual performance rating and a funding mechanism	Four equally weighted performance measures including financial, external and innovation metrics	—
Payout range	—	0%-200% of the individual target award	0%-200% of the number of Performance Stock Units granted	—
Basis	Fixed	Variable	Variable	Fixed in proportion of pay

Total Compensation for 2020
From January 1, 2020 to December 31, 2020, we awarded the ECA members the amounts set out below. For more detailed information, see section "ECA Compensation 2020" in this 2020 Compensation Report.
Exhibit 2

Compensation	Fixed compensation		Variable compensation		Additional compensation	Totals
From January 1, 2020 to December 31, 2020	Annual base salary	Pension and insurance benefits	2020 short-term incentive award	2020-2022 long-term incentive awards [1]	Other benefits	Total compensation
David J. Endicott, CEO	1,225,049	160,771	1,102,544	4,975,110	635,708	8,099,182
Other ECA members	4,088,839	791,750	2,546,652	6,651,981	3,209,254	17,288,476
Totals in USD[2]	5,313,888	952,521	3,649,196	11,627,091	3,844,962	25,387,658
Totals in CHF[3]	4,988,348	894,168	3,425,639	10,914,792	3,609,412	23,832,358
1Performance Stock Units.
2Includes the CEO and six other ECA members.
3The amounts were converted at the rate of 1.0 CHF : 1.06526 USD.
2020 Board of Directors Compensation-Summary
We paid our Directors a fixed fee for services covering the term of their office from the 2020 Annual General Meeting ("2020 AGM") to the 2021 Annual General Meeting ("2021 AGM").
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
Effective as of the date of our 2020 AGM, the Board split the current responsibilities of the previous Compensation, Governance and Nomination Committee ("CGNC") into two separate committees: the Compensation Committee ("CC") and the Governance and Nomination Committee ("GNC"). The Board recognized the heavy workload assigned to the CC since the spin-off from Novartis; this split enables the two newly created committees to better focus on their respective key responsibilities. For the GNC, this includes a focus on leading governance practices and ESG topics in general, and for the CC, this includes a focus on human resource strategy and executive compensation. Finally, this reorganization is in line with best corporate governance standards. The annual fee for the Chair of the GNC is USD 53,263 (CHF 50,000) and each member received USD 26,632 (CHF 25,000). The fees for the Chair and the members of the CC are the same as the GNC.

Exhibit 3

	Fee for the period from the 2020 AGM to the 2021 AGM
Board function	USD[1]	CHF
Annual base fee:
Board Chair	1,011,997	950 000
Board member base fee (Board retainer fee)	213,052	200 000
Additional fees:
Vice Chair	42,610	40 000
Chair of the Audit and Risk Committee	74,568	70 000
Chair of the Compensation Committee	53,263	50 000
Chair of the Governance and Nomination Committee	53,263	50 000
Chair of the Innovation Committee	53,263	50 000
Member of the Audit and Risk Committee	37,284	35 000
Member of the Compensation Committee	26,632	25 000
Member of the Governance and Nomination Committee	26,632	25 000
Member of the Innovation Committee	26,632	25 000
1The Board fees are paid in Swiss Francs (CHF), converted at the rate of 1.0 CHF : 1.06526 USD.
Alcon Board Fee Payments in 2020
In 2020, Alcon paid the members of the Board the following total amounts.
Exhibit 4

	Payment in cash	Payment in shares	Number of shares	Other payments	Total fees
Total fees paid in 2020[1] in USD	904,346	2,167,600	39,913	73,985	3,145,931
Total fees paid in 2020 in CHF[2]	848,944	2,034,808	39,913	69,453	2,953,205
1    Represents compensation for nine out of ten members of the Board as David J. Endicott does not receive additional compensation for his service as a member of the Board.
2    The payments in cash were made in Swiss Francs (CHF). For consistency all compensation payments are reported in USD in this report. The amounts were converted at the rate of 1.0 CHF : 1.06526 USD. All amounts are before deduction of the social security contributions and income tax due by the Board member.
For more details regarding the compensation paid to the individual members of the Board, see section "Board of Directors Compensation 2020" in this Compensation Report.

2021 Compensation Outlook
ECA Compensation
The CC is committed to a pay-for-performance compensation framework to align Company and executive performance with shareholder interests. Our executive compensation framework will continue to be benchmarked against a carefully selected peer group, consisting of European and North American companies with a blend of similar size, industry and geographic characteristics to Alcon. The inclusion of European and North American companies reflects our global footprint, business mix and source for management talent.
Based on the Company’s business strategy, compensation philosophy and the analysis of peer group compensation practices, below are the key features of ECA compensation for 2021:
•Same overall structure of ECA compensation as compared to 2020 (base pay, STI, LTI and benefits);
•Broadly no significant change to the ECA members' compensation levels;
•Continuation of robust share ownership requirements; and
•No material changes to benefits provisions.
Board Compensation
The Board compensation framework will remain unchanged for the upcoming term of office from the 2021 AGM to the 2022 AGM, including:
•Board Chair and Board member fees unchanged compared to 2020; and
•Same mix of fees payable in cash and shares as in 2020, including the option to elect a higher percentage in shares in lieu of cash.
In 2020, the CC commissioned a benchmarking study of Board pay against other SMI companies. The results of the study indicated that our Board pay is below the median level of SMI companies. Due to the magnitude of COVID-19 impact on the Company's financial results, the Board made the decision to not propose any compensation change at the 2021 AGM for the term 2021 AGM - 2022 AGM. The CC will reconsider possible increases to Board Pay in 2022.
Corporate Governance
The Board makes decisions regarding Board compensation upon proposals from the CC. These proposals are based on analysis and review of board compensation practices, policies and benchmarking information. Similarly, the Board makes decisions regarding CEO compensation upon proposals from the CC. The CC makes decisions with regard to compensation of the other ECA members based upon the analysis of relevant executive compensation practices, policies and benchmarking information.
The Board is responsible for approving the Compensation Report and for the proposal of the aggregate budget of Board compensation and ECA compensation to the shareholders at the AGM. The Corporate Governance Report contained in our 2020 Annual Report in "Item 6.C. Board Practices" provides further details regarding the responsibilities of the CC.

Adherence to Strong Governance Practices
The CC evaluates many governance factors when designing and establishing compensation for members of the ECA. It uses these mechanisms to help guide its decisions to ensure that the Company is rewarding long-term success, discouraging excessive risk-taking and aligning executive and shareholder interests.
Exhibit 5

What we do	What we don’t do
•Provide a majority of executive pay in variable, rather than fixed, compensation in order to ensure pay for performance	•No severance agreements
•Tie 100% of Short-Term and Long-Term Incentive to appropriately ambitious performance metrics	•No single-trigger change in control payments
•Follow best practices in executive compensation design	•No change in control related excise tax gross ups
•Prohibit hedging, pledging and short sales of Company stock by executive officers and Directors	•No termination notice period in excess of twelve months
•Have robust share ownership requirements to reinforce alignment between executives and shareholders	•No stock option awards
•Include forfeiture and claw-back provisions for all variable compensation payments	•No active defined benefit pension plans
•Ensure that STI and LTI plans have target and maximum payout limits	•No guaranteed compensation
•Award all equity grants at market value
•Conduct ongoing investor outreach

ECA Compensation 2020
Compensation Program
In the financial year 2020, Alcon’s ECA compensation framework includes the strategic objectives of:
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
Pay for Performance
Variable compensation represents a majority of total compensation and affirms our pay-for-performance philosophy (see more information in Exhibits 11 and 21). Actual payout is contingent on the achievement of Company and individual performance goals. Performance metrics and goals are aligned with the Company’s business strategy and compensation philosophy as well as long-term value creation for shareholders and are approved annually by the CC and the Board.
Peer Group
External peer compensation is an important reference point for consideration of market competitive compensation for the members of the ECA, including our CEO.
The CC believes that a consistent and relevant set of peer companies that are similar in size and scope enables shareholders to assess the appropriate levels and practices of compensation and allows for pay-for-performance comparisons. Alcon’s revenue and market capitalization are approximately at the median of the peer group companies.

Exhibit 6

Global Peer Group
Agilent Technologies Inc.	EssilorLuxottica
Align Technology Inc.	Fresenius Medical Care
Allergan plc [1]	Givaudan
BauschHealthCompanies Inc.	Lonza Group
Baxter International Inc.	Merck KGaA
Becton Dickinson & Company	Smith & Nephew
Biogen Inc.	Stryker Corporation
Boston Scientific	The Cooper Companies Inc.
Dentsply Sirona Incl	UCB
Edwards Lifesciences Corporation	Zimmer Biomet Holding Inc.
Revenue	Market capitalization

1 acquired by AbbVie, will no longer be part of the peer group in 2021.
The annual total compensation of ECA members is targeted to the market median of benchmarks for comparable roles within this peer group. The CC considers compensation practices, structures and levels based on benchmarking information and advice provided by the committee’s independent external advisors (see more information under the section "Compensation Governance").
The CC and the Board review the compensation of the CEO and the other ECA members periodically and consider relevant benchmark information. The CC will also review periodically the peer group and make adjustments to its composition as appropriate.
Forfeiture and Claw-back Rules
Any variable compensation paid or payable to ECA members is subject to forfeiture and claw-back rules under our short-term incentive ("STI") and long-term incentive ("LTI") plans, which allow the Company to retain unpaid or unvested compensation (forfeiture) or even recover compensation already paid in cash or shares (claw-back). Such rules apply in cases where the action or behavior of an executive violates internal codes, guidelines or policies or conflicts with management standards, including Company and accounting rules and regulations or violates laws. These forfeiture or claw-back rules apply to payments under both the STI and LTI plans. The action to retain or recover variable compensation is subject to applicable law of the jurisdiction involved.
Share Ownership Requirements for ECA Members
The Board has established share ownership requirements for members of the ECA in order to align executives’ interests with those of shareholders. The ownership requirement is expressed as a multiple of the executive’s annual base salary and is in line with the practices of our peer group. The following Exhibit illustrates those requirements.
Exhibit 7

Leadership level	Share ownership requirement
David J. Endicott, CEO	5 times annual base salary
Other members of the ECA	3 times annual base salary
All members of the ECA must meet these requirements within five years of service from the later of the date of the Spin-off or commencement of employment. If any of the ECA members fail to meet the requirement, or if they are not on track with the requirements, the CC may take several actions such as prohibiting the sale of Alcon shares until such time the requirement is met. At the end of 2020, each member of the ECA is on track to meet the applicable ownership requirement.

Compensation Governance
Authority for ECA Compensation Decisions
All decisions regarding CEO compensation and performance are made by the Board as a whole, excluding the CEO who is recused from such matters. The Board has delegated the authority to make compensation decisions for ECA members, excluding the CEO, to the CC.
The CEO makes recommendations to the CC regarding the executive compensation policy and principles and incentive plan design and makes proposals to the CC regarding the compensation and performance targets of members of the ECA. The CEO also makes proposals regarding the assessment of performance achievements of members of the ECA. The CEO does not make proposals regarding his own compensation or performance.
Exhibit 8

Authority levels in ECA compensation	CEO	CC	Board	AGM
ECA compensation policy and principles	R	A
CEO compensation and benefits		R	A
Other ECA member compensation and benefits	R	A
CEO performance targets and assessment of achievements		R	A
Other ECA members' performance targets and assessment of achievements	R	A
Share ownership requirements for the CEO and other members of the ECA		R	A
Maximum aggregate ECA compensation		R	P	A1
Incentive plan design and rules	R	P	A
Compensation report of the Company		R	P	A2
R   Recommend     P   Propose     A   Approve
1binding vote
2advisory vote
Compensation Elements
Alcon’s compensation program has three broad components: annual base salary, variable compensation elements and employment benefits. Variable compensation elements are geared towards encouraging executives to deliver outstanding results and create sustainable shareholder value. They are also designed to prevent executives from taking excessive risks. The compensation program balances:
•fixed and variable compensation elements;
•short-term and long-term incentive compensation; and
•Company and individual performance.
Exhibit 9
Annual Base Salary

Annual Base Salary
Annual base salary is set and reviewed considering:
•    Market value of the role
•    Benchmark information of peer companies
•    Market median within the peer companies
•    Executive’s role, performance, experience and potential
•    Increases in line with inflation and market
•    Business performance and the external environment

Exhibit 10
Variable Compensation

Short-Term Incentive
The Short-Term Incentive (STI) is designed and delivers awards based on:
Target value
•    Annual base salary (ABS) x STI target (% of ABS) = STI target value in USD/CHF
Performance measurement
•    Measurement of financial performance (Business Performance Factor “BPF”) and individual performance (Individual Performance Factor “IPF”), see the description of the STI below for more information
•Utilize Core Net Income (CNI) as a funding mechanism to ensure achievement of CNI targets prior to exceeding target STI payouts
Payout
•    Performance period: 1 year
•    Range 0%-200% of the target value
•    Payout formula: STI target value x IPF x BPF = STI payout
•    Paid in the first quarter of the following year
•    Delivered in cash

Long-Term Incentive
The Long-Term Incentive (LTI) is designed and delivers awards based on:
Target value
•    Annual Base Salary (ABS) x LTI target (% of ABS) = Target value in USD/CHF
Target award
•    Target value divided by the Alcon share price at grant date = number of Performance Stock Units (PSUs) at target
•    Granted at the onset of the performance period
Performance measurement
•    Measurement of metrics (see the description of the LTI below for more information)
Payout
•    Performance period: 3 years
•    Range 0%-200% of the target number of PSUs
•    Payout formula: Target number of PSUs x LTI payout factor = number of PSUs vested
•    Cliff vesting of PSUs (i.e., all PSUs vest at the end of the performance period, subject to performance conditions)
•    Conversion of vested PSUs to Alcon shares
•    Payout delivered in unrestricted Alcon shares
•    Paid in the first quarter of the year following the performance period
•    PSUs carry dividend equivalents payable in shares at the end of the performance period based on the number of PSU vested

Variable compensation represents a large majority of total direct compensation for ECA members. At target opportunity, the variable compensation represents 85% of the CEO’s total direct compensation. The average variable compensation of the other ECA members represents 71% of total direct compensation.

Exhibit 11
Mix of Fixed and Variable Compensation at Target

CEO	Other ECA members (excl. CEO)

CEO ratios and average ratios of other ECA members are based on 2020 values of ABS, target STI and target 2020-2022 LTI. Graphics exclude retirement savings and insurance benefits as well as any other benefits
CEO Compensation Increase
As a new stand alone company, in 2019 the CC spent significant time establishing a robust benchmarking ECA Peer Group (PG) in order for Alcon to competitively compensate executives. The benchmarking analysis against the established PG indicated that CEO target total direct compensation was significantly below the market median.
Based on this analysis, the CC indicated in the 2020 Outlook section of the 2019 Compensation Report the desire to adjust the 2020 target CEO compensation to the market median. In February 2020, the Board made the decision to increase the CEO’s target total compensation opportunity in line with Mr. Endicott’s deep experience in the industry and the median CEO compensation of Alcon’s peer group. Although both fixed and variable elements of the CEO’s compensation were below median, the Board made the decision to increase only the long-term incentive component, entirely paid in the form of performance shares vesting in three years, in order to align with our pay-for-performance philosophy and focus on long-term value creation. The new 2020 CEO long-term incentive target is 430% of his base salary and as such his total direct compensation is closer to the median of the peer group. This approach also ensures that any potential increase in realized pay is only earned if the company’s long-term goals are achieved.
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
Exhibit 12

STI payout opportunity as a % of annual base salary	at target	at maximum
David J. Endicott, CEO	120%	240%
Other members of the ECA (average)	80%	160%

The financial metrics for short-term performance in 2020 are set out in the Exhibit below. The payout of STI is calculated by multiplying the target award by the BPF and IPF.

Exhibit 13

Metric	Financial metrics [1]							Non-financial metric [2]
	Group Net Sales	Core Operating Income			Free Cash Flow			Individual performance
Definition	Measures the Company's top line performance	Measures the Company’s operating income			Measures the Company’s capacity to realize cash			Measures the achievement of individual objectives and individual values and behaviors
Rationale	Fosters the Company’s top line performance	Recognizes the primary indicator of profitability			Indicates the cash realized from operating activities			Considers individual contribution to the Company’s results
Weighting	40%	40%			20%			100%
Performance factors	BPF (total weightings of financial metrics 100%)							IPF
Payout formula
	ABS	X	STI Target	X	BPF	X	IPF	= STI Payout

BPF maximum 150% x IPF maximum 150% = maximum 225% (capped at 200%)
Payout range	0 - 200%
Note
1Financial achievements are measured in constant currencies to reflect operational performance.
2Measures individual contribution to both short-term and long-term business results, execution of key strategic objectives, leadership capability and behavior, company values, succession planning.

Performance, thresholds, targets and maximum values for the financial performance metrics are determined at the onset of the one-year performance period. In line with good governance practice, the Board and the CC set targets that are appropriately ambitious and in support of the Company’s business strategy and the Board’s strategic plan without encouraging the ECA member to take undue risks.
At the end of the performance period, the Board and the CC determine the financial performance achievements against the targets originally set and determine the BPF. In addition, they consider the Individual Performance Factor (IPF) of the ECA members. The IPF is determined by the achievement of individual objectives and the demonstration of values and behaviors. The performance rating is the basis for setting the IPF between 0% and 150%. The CEO and other ECA members are not present when their IPF are discussed and determined.
The Board and the CC may apply discretion in determining the final outcome of the STI payout. At the end of the performance period of each STI award, the Company intends to disclose the details of the outcome of the final STI payout, in the applicable compensation report.

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
Exhibit 14

LTI payout opportunity as a % of annual base salary	Below threshold	at target	at maximum[1]
David J. Endicott, CEO	0%	430%	860%
Other members of the ECA (average)	0%	170%	340%
1The maximum number of units that may be awarded is limited to 200% of the target number of units granted.
The financial metrics for the measurement of long-term performance are set out in the Exhibit below. The payout is calculated by adding the weighted achievements of the individual financial targets in a range from 0-200% and multiplying the number of PSUs granted by the resulting performance factor. We intend to disclose the outcome of the final LTI payout at the end of their respective performance period, in the applicable compensation report.
Exhibit 15

Metric	Group Net Sales CAGR[1,2]	Core EPS CAGR[2]	Share of Peers[3]	Innovation scorecard[4]
Definition	Measures the Company's top-line performance	Measure of the profitability by the earnings per share	A set of measures to compare the Company to the market shares of competitors	Measure of key product pipeline and achievement of milestones
Rationale	Fosters the Company’s top line performance	Aligns ECA with shareholders by measuring earnings per share	Indicates relative competitive position against peers in terms of market share	Delivery of future products and key future growth drivers
Weighting	25%	25%	25%	25%
Payout formula
Metric 1 25%	+	Metric 2 25%	+	Metric 3 25%	+	Metric 4 25%

ABS	X	LTI Target	X	Addition of weighted metrics = Performance Factor	=	Payout/Number of PSUs

Weighted achievements of metrics = additive payout factor maximum 200% (cap)
Payout range	0-200%
Notes
1CAGR means Compound Annual Growth Rate.
2Financial achievements are measured in constant currencies to reflect operational performance.
3Metric “Share of peers” measures Alcon’s market share of key products in the Surgical and Vision Care segments against a peer group of competitors.
4The innovation scorecard for 2020-2022 includes 10 milestones: one sales-related; one related to the cost of a development program; and eight related to the timeline of achievements. Each milestone is tied to a key internal development project. The LTI payout for the innovation metric will depend upon the overall achievement of the 10 milestones, within the relevant performance period. The milestones established are approved by the Board’s Innovation Committee.

Similar to the performance target-setting and measurement of the STI award, the thresholds, targets and maximum values for the LTI performance metrics are determined at the onset of the three-year performance period. In line with good governance practice, the Board and the CC set targets and ensure they are appropriately ambitious and in support of the strategic plan but do not encourage the ECA member to take undue risks.
At the end of the three-year performance period of each LTI award, the Board and the CC determine the performance achievements of each metric against the targets originally set. The Board's Innovation Committee is responsible for establishing and assessing the achievements and results of the innovation scorecard. The Board and the CC may apply discretion in determining the final outcome of the performance results used for the vesting of LTI awards. At the end of the performance period of each LTI award, the Company intends to disclose in the applicable compensation report details of the outcome of the final LTI payout.
Benefits
All ECA members except one are enrolled in local benefit plans providing for retirement income savings and insurance for disability and loss of life. These plans are in line with local market practices and legislation and are subject to the Company's plan rules and policies. The ECA members and the Company pay statutory contributions. The sole ECA member with an employment contract governed by US law is enrolled in a Company-provided health insurance plan.
Exhibit 16

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
•    Employer-paid international benefits (e.g. relocation cost, cost of living adjustments, settling in allowance, international health insurance, housing, schooling/education fees) in line with Alcon’s global mobility policies

Alcon is a global company headquartered in Switzerland with multinational operations and international business strategies. As a result, from time to time, executives are relocated to Switzerland or will be relocated from their home country in the future. Relocated executives receive relocation support and are provided with international benefits in line with Alcon’s global mobility and relocation policies (e.g. relocation support, tax and social security equalization, benefit equalization and other international benefits as appropriate).

Compensation Payments to the ECA Members
ECA Compensation Payments FY 2020
The following Exhibit 17 sets forth the total compensation received by the CEO (highest paid member of the ECA) and the aggregate total compensation received by all of the other ECA members for the period from January 1, 2020 to December 31, 2020.
The compensation Alcon paid to the ECA members in 2020 remained within the 2020 budget.
Exhibit 17

Compensation	Fixed compensation		Variable compensation		Additional compensation	Totals
From January 1, 2020 to December 31, 2020	Annual base salary[1]	Pension and insurance[2]	2020 short-term incentive[3]	2020-2022 long-term incentive[4]	Other benefits[5]	Total compensation
David J. Endicott, CEO	1,225,049	160,771	1,102,544	4,975,110	635,708	8,099,182
Aggregate amount of 6 other ECA members	4,088,839	791,750	2,546,652	6,651,981	3,209,254	17,288,476
Totals in USD[6]	5,313,888	952,521	3,649,196	11,627,091	3,844,962	25,387,658
Totals in CHF	4,988,348	894,168	3,425,639	10,914,792	3,609,412	23,832,358
Notes
1The total of Annual Base Salaries paid for the period from January 1, 2020 to December 31, 2020, including increases effective March 1 if applicable.
2The retirement pension and insurance benefits are the actual contributions paid to benefit plans for the period from January 1 to December 31, 2020. It also includes the amount of USD 37,303 for mandatory contributions paid by Alcon to governmental social security systems for all ECA members, which provide the ECA members with the right to the maximum future insured government pension benefit. The aforementioned amount is a portion of a total amount of contributions of USD 1,138,868 paid by Alcon to the social security systems.
3The STI award disclosed is the amount earned for the performance year 2020. It will be paid in March 2021 in cash.
4The amounts of the 2020-2022 LTI awards represent the total value of the target number of PSUs granted to the seven active ECA members on February 18, 2020. The value of the PSUs is based on the closing price of the underlying Alcon share on the date of grant of USD 63.00.
5The amounts of other benefits include the Company-paid benefits, values of benefits in kind, payments made and payments or values promised to ECA members for the relevant period in 2020. They include mostly benefits for international assignment (e.g. housing, schooling, tax and social security equalization, benefit equalization, other international relocation benefits).
6Payments to ECA members were made in CHF and/or USD. The amounts were converted at the rate of 1.0 CHF : 1.06526 USD.
Alcon reports the 2020-2022 Long-Term Incentive Awards at the value at grant in accordance with Swiss market practice. The basis for disclosure is the target value of the PSU at grant, reflecting the assumption that the awards will vest at 100% achievement, excluding any share price movement that may occur over the performance period. The future payout will be determined only after the conclusion of the performance period in three years (i.e. at the end of 2022) and the awards will vest in February 2023. The payout range is between 0% and 200% of the target number of PSUs.

ECA Compensation Payments FY 2019
The following Exhibit 18 sets forth the total compensation received by the CEO (highest paid member of the ECA) and the aggregate total compensation received by all of the other ECA members for the period from January 1, 2019 to December 31, 2019. These details were disclosed in our Compensation Report 2019.
Exhibit 18

Compensation	Fixed compensation		Variable compensation			Additional compensation	Totals
From January 1, 2019 to December 31, 2019	Annual base salary[1]	Pension and insurance[2]	2019 short-term incentive[3,4] cash shares		2019-2021 long-term incentive5-9	Other benefits[10]	Total compensation[11]
David J. Endicott, CEO[12]	1,134,358	279,851	745,380	745,380	2,738,036	1,177,487	6,820,492
Aggregate amount of 6 other ECA members[13]	3,541,122	960,531	2,459,312	1,053,990	7,821,030	3,396,392	19,232,377
Totals in USD[14]	4,675,480	1,240,382	3,204,692	1,799,370	10,559,066	4,573,879	26,052,869
Totals in CHF[14]	4,647,132	1,232,862	3,185,262	1,788,460	10,495,046	4,546,148	25,894,910
Notes
1Includes six designated ECA members pre-Spin-off date (including the CEO) and the seven active ECA members post Spin-off date (including the CEO).
2Includes the amount of USD 71,994 for mandatory contributions, of a total amount of USD 622,142 paid by Alcon to the social security systems.
3The STI award for the performance year 2019, paid in March 2020.
4The aggregate Short-Term Incentive awards includes the STI award at target value paid to Alcon's former CFO.
5The total amount of the 2019-2021 LTI awards includes the total values of the target number of PSUs based on the closing price of the underlying Novartis share on the date of grant of USD 88.32 or CHF 88.14 respectively.
6Includes the prorated value of the target number of PSUs of the 2019-2021 LTI award granted to the seventh ECA member based on the underlying Novartis share price as described above.
7Includes the prorated value of the target number of PSUs of the 2019-2021 LTI award granted to the new CFO on April 10, 2019 based on the closing price of the underlying Alcon share on the date of grant of CHF 58.05.
8Includes the total value of the target PSUs of additional 2019-2021 LTI awards granted to the ECA members (excluding the CFO) on April 10, 2019 based on the closing price of the underlying Alcon share on the date of grant of USD 58.04 and CHF 58.05 respectively.
9Includes the value of the target number of PSUs of the special LTI award granted to the new CFO on April 10, 2019, based on the closing price of the underlying Alcon share as described above.
10The amounts of other benefits include the Company-paid benefits, values of benefits in kind, payments made and payments or values promised to ECA members for the relevant period in 2019.
11The vesting and forfeiture of Novartis shares and their replacement by Alcon shares is not included in the total compensation because they did not provide additional values.
12The total compensation of the CEO from January 1, 2019 to December 31, 2019 including compensation under the Novartis compensation structure and terms up to the Spin-off date.
13The compensation of the six other members of the ECA from January 1, 2019 to December 31, 2019 including compensation under the Novartis compensation structure up to the Spin-off date.
14Payments to ECA members were made in CHF and/or USD. The amounts were converted at the rate of 1.0 CHF : 1.0061 USD.
For further details to the compensation payments FY 2019, please refer to the 2019 Compensation Report.
Alcon reported the 2019-2021 Long-Term Incentive Awards at the value at grant in accordance with Swiss market practice. The basis for disclosure is the target value of the PSU at grant, reflecting the assumption that the awards will vest at 100% achievement, excluding any share price movement that may occur over the performance period. The future payout will be determined only after the conclusion of the performance period in three years (i.e. at the end of 2021) and the awards will vest in January 2022. The payout range is between 0% and 200% of the target number of PSUs.

Outcome of Performance Awards 2020
2020 Short-Term Incentive
Ambitious performance goals targeting above market growth in our global markets for the 2020 Alcon annual short-term incentive program were set and approved in mid-February 2020, prior to the full impacts of COVID-19 being known. These goals were based on an assumed market growth of 4.6% in 2020, but, due to the impacts of COVID-19, markets suffered significant declines during 2020.
Due to the COVID-19 impact on overall 2020 business results, we did not achieve the threshold financial performance set out under the short-term incentive plan goals. Based on the overall assessment of Alcon’s 2020 financial and business performance, individual contributions of each ECA member including the factors outlined below; the CC applied discretion and approved a payout of 75% of target for the ECA. For all other Alcon associates, the average short-term incentive payout inclusive of their individual performance factor was approximately 85% of target. Alcon essential workers, who came to work each day throughout the pandemic to ensure the continued delivery of critical medical products, received a 100% payout in recognition of their efforts.
Exhibit 19

Protect our Associates
•We maintained full employment of, and did not furlough, associates and maintained pay levels notwithstanding the significant reduction in manufacturing volumes and sales.
•Under the supervision of the Alcon Crisis Management team, global health and safety protocols, such as mandatory temperature checks, use of personal protective equipment, social distancing and capacity restrictions, were implemented across all campus and manufacturing sites.

Serve our Customers
•The company collaborated with the industry to develop new safety protocols and patient workflow strategies to enable practitioners and patients to stay safe.
•Capital allocation in organic investments has resulted in the successful launch of new products such as PanOptix, Precision1 and Pataday.
•We accelerated digital training and engagement through Alcon Experience Academy.
•We also donated ophthalmic equipment, vision care products and personal protective equipment to support frontline workers during the pandemic.

Align with Shareholders
•Alcon’s stock outperformed direct competitors’ stock by 1700 basis points, maintained healthy valuation levels in a volatile market and ended the year +17% in the NYSE and +7% in the SIX markets.
•We gained market share in the US OTC ocular allergy category, daily disposable SiHy segment and global AT-IOL market
•Sales performance saw a significant improvement in the second half of 2020 due to strong execution and category out performance of the market.
•We maintained financial flexibility with cost measures reducing nearly $200 million of discretionary spend in the second quarter and by postponing our first dividend proposal to 2021. Our credit rating enabled a successful bond offering which raised $750 million in long-term notes in May 2020.
•Free cash flow* improved in the second half of 2020, driven by an improvement in sales and collections as well as lower capital spending.
•Core operating margin* improved in the second half of 2020 due to a strong sales recovery, expense discipline and product flow.
•Progress in its separation puts the company on track to complete the process by early 2021. The company also advanced the implementation of its transformation program. Both are key to standing up Alcon as an independent company and unlocking long-term operating margin improvement.

*A non-IFRS measure. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

2018-2020 Long-Term Incentive
The 2018-2020 LTI awards for the CEO and other ECA members will vest in early 2021. As a result of Alcon being a division of Novartis prior to April 9, 2019, payouts under the program have been split into two periods (pre and post spin-off). For the first fifteen-month period while Alcon was a division of Novartis, ECA payouts were determined based upon overall Novartis performance, which is not disclosed in Alcon's 2020 Compensation Report.
For the truncated twenty-one-month period from post spin-off to the end of the performance period in December 2020 (Refill Awards), PSUs were subject to Alcon stand-alone performance.
The Alcon LTI program for the ECA consists of 100% PSUs. Currently, performance for the PSU consists of the following four metrics: Sales CAGR, EPS CAGR, Share of Peers and Innovation weighted equally. At spin, Alcon underwent a rigorous goal setting process to establish the construction of ambitious goals while balancing against incentivizing excessive risk taking. The CC considers a number of factors, both external and internal such as Alcon's forward-looking strategic plan, shareholders’ and analysts’ expectations regarding our future performance, general market outlook and the performance of our direct competitors to set targets that are appropriately challenging and aligned with shareholder expectations.
In contrast to the STI, PSU payout is based on a holistic evaluation of the Company's achievements against the stated metrics over the performance period. No modifications were made to the 2018-2020 PSU targets, and the CC did not apply discretion to override performance against these metrics despite the unanticipated impacts that COVID-19 visited on Alcon's financial performance.
As a result, we did not achieve the threshold levels for both the Sales and EPS CAGR metrics. However, we significantly outperformed our targets with respect to Share of Peer metric as we continued to gain share in the global AT-IOL market, driven by key launches in the US and Japan. The launches of PRECISION1 and DAILIES TOTAL1 multifocal also helped us to take share in the fast growing daily disposable SiHy segments. Furthermore, the successful over-the-counter switch of PATADAY Once Daily and PATADAY Twice Daily in the US contributed to share gains in the US OTC ocular allergy category, where Alcon continues to remain the leader. We have continued to execute on our research and development strategy during the pandemic and exceeded expectations on the innovation milestones set out for the 2018-2020 PSU cycle, bolstered, in part, by the success of Alcon's PanOptix IOL.
Exhibit 20

Performance metric	Weighting	Achievement Level	Weighted Payout % (0-200%)
Sales CAGR	25%	0%	0%
EPS CAGR	25%	0%	0%
Share of Peers	25%	200%	50%
Innovation	25%	130%	33%
PSU payout			83%

Based on our results, the performance factor for the 2018-2020 PSU award was 83%.

Fixed and Variable Compensation
Based on the compensation disclosed in Exhibit 17 that ECA members received over the period from January 1, 2020 to December 31, 2020, the mix of fixed and variable compensation is as follows:
Exhibit 21
Mix of Fixed and Variable Compensation at Actual 2020 STI Payout and 2020-2022 LTI at Grant

CEO	Other ECA members (excl. CEO)

Average ratios are based on ABS, payout of 2020 STI (in March 2021) and grants of 2020-2022 LTI awards at grant value. Mix excludes retirement savings and insurance benefits as well as any other benefits.

Equity Instruments Granted to the ECA Members
Equity Instruments Granted in FY 2020
The LTI awards (in PSUs) for the performance period 2020-2022 were granted on February 18, 2020 to the CEO and the six other members of the ECA. The number of PSU are set out in Exhibit 22 below. The values of the awards are based on the closing price of the underlying Alcon share on the date of grant and disclosed in section "ECA Compensation Payments FY 2020", Exhibit 17.
Exhibit 22

Number of units granted to	2020 RSUs based on the 2019 STI Award[1]	2020 PSUs based on the 2020-2022 LTI target Award[2]
David J. Endicott, CEO	14,032	78,970
Other ECA members	19,320	105,587
Total	33,352	184,557
Notes
1Although these shares were granted based on 2019 STI awards, the number of RSUs that were to be granted to the ECA members were not available at the time the 2019 Compensation Report was published. They are included in Exhibit 22 for reference. The value attributable to these RSUs is disclosed under "ECA compensation payments FY 2019" (Exhibit 18).
2The values of the awards in PSU are disclosed under "ECA compensation payments FY 2020" (Exhibit 17).

Equity Instruments Granted in FY 2019
Equity Grants in Alcon Shares
The LTI awards (in PSUs) for the performance period 2019-2021 were granted on January 22, 2019 to the seven members of the ECA in Novartis shares. Additional LTI awards were granted in April 2019. The number of PSUs are shown in Exhibit 23-25 respectively. The values of the awards were disclosed in the 2019 Compensation Report (see also Exhibit 18).
Exhibit 23

Number of units granted to	Deferred Share Plan 2019 STI Award[1]	PSUs based on the 2019-2021 LTI target Award[2,3]
David J. Endicott, CEO	0	9,317
Other ECA members	0	85,086
Total	0	94,403
Notes
1The numbers of RSUs granted to the ECA members in 2020 on the basis of a portion of the STI 2019 delivered in equity were not available at the time of editing and publishing the 2019 Compensation Report. They relate to compensation for the year 2019 and are disclosed in Exhibit 22 above.
2Number of PSUs granted to the new CFO of a prorated LTI award for the performance period 2019-2021 and of a special LTI award subject to the same the performance period and conditions.
3Number of PSU granted to the ECA members (excluding the CFO) for increasing their pre-Spin-off target LTI award to the new target award level effective from Spin-off.

The following Exhibit 24 sets out the number of Alcon share-based instruments granted to ECA members pursuant to the Alcon equity restoration plan applied in 2019 (Keep Whole and Refill Awards).
Exhibit 24

Number of units granted to	Alcon equity units granted as Refill awards[1]	Alcon equity units granted as Keep Whole awards[2]
David, J. Endicott, CEO	124,062	23,639
Other ECA members	222,966	39,764
Total	347,028	63,403
Notes
1Number of Alcon shares granted to replace the forfeited value of Novartis share-based instruments.
2Number of Alcon shares granted to compensate for the dividend in kind based on Novartis unvested PSUs and RSUs.

Equity Grants in Novartis Shares
The LTI awards (in PSUs) for the performance period 2019-2021 were granted on January 22, 2019 to the then designated members of the ECA prior to the Alcon spin-off in Novartis shares.
Exhibit 25

Number of units granted to	PSUs based on the 2019-2021 LTI target Award
David J. Endicott, CEO	24,740
Other ECA members[1]	32,086
Total	56,826
Notes
1Includes the number of Novartis PSUs, based on the underlying Novartis shares, granted to Alcon's former CFO who stepped down from the function when Alcon was a division of Novartis (prorated from January 1 to April 8, 2019). Furthermore it includes the number of Novartis PSUs granted to the seventh ECA member on the ECA (prorated from April 9, 2019 to the end of the performance period).

Share Ownership of the ECA Members
The number of Alcon shares or share-based units held by ECA members and “persons closely linked” (as defined below) to them as of each of December 31, 2020 and December 31, 2019 is set out in the Exhibit below. As of each of these dates, no ECA members, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon.
Exhibit 26

Number of units	December 31	Vested shares	Unvested RSUs	Unvested target PSUs	Total
David J. Endicott	2020	88,953	21,162	150,013	260,128
	2019	25,346	69,798	82,187	177,331
Laurent Attias	2020	16,820	2,602	29,922	49,344
	2019	0	24,855	22,435	47,290
Ian Bell	2020	19,527	7,508	39,266	66,301
	2019	0	36,432	27,836	64,268
Leon Sergio Duplan Fraustro	2020	16,530	8,174	38,610	63,314
	2019	4,183	29,393	26,595	60,171
Rajkumar Narayanan	2020	10,622	2,795	31,046	44,463
	2019	0	21,293	19,380	40,673
Michael Onuscheck	2020	28,241	9,056	49,825	87,122
	2019	6,424	36,524	35,877	78,825
Tim C. Stonesifer	2020	20,000	4,989	93,611	118,600
	2019	0	0	61,672	61,672
Total	2020	200,693	56,286	432,293	689,272
	2019	35,953	218,295	275,982	530,230

Additional Disclosures
Employment Agreements
The Company and the members of the ECA entered into employment agreements for an indefinite period of time. Six of seven ECA members’ employment agreements are governed by Swiss law. The seventh ECA member’s employment agreement is governed by US law.
All employment contracts with ECA members provide for advanced notice of termination of employment, none of which exceed a 12-month period in accordance with our Articles of Incorporation. None of the employment agreements with the ECA members provide for any severance payment.
Such employment agreements also prohibit the ECA member from competing against Alcon for a period up to 12 months after termination in accordance with our Articles of Incorporation.
Payments to Current or Former Members of the ECA
During 2020, no payments (or waivers of claims) other than those set out in Exhibit 17 (including the related notes) under section "ECA Compensation Payments FY 2020" were made to current or former members of the ECA or to “persons closely linked” to them.
Loans to Members of the ECA
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the ECA or to “persons closely linked” to them. As a result, no loans were granted in 2020, and none were outstanding as of December 31, 2020.

Persons Closely Linked
Persons closely linked to members of the ECA are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary or agent.
Compensation Expense 2020
The total expense for the year 2020 for compensation awarded to ECA members, using International Financial Reporting Standards (IFRS) measurement rules, is presented in Note 25 to the Company’s audited consolidated financial statements. The numbers for compensation expense in the Note 25 may differ from the numbers reported in this 2020 Compensation Report due to the accounting and disclosure standards applied.
Alcon Share-Based Units Awarded to Alcon Associates in 2020
In the financial year 2020, the total of approximately 2.1 million restricted shares, RSUs and target PSUs (all unvested) were granted, and approximately 1.1 million Alcon shares vested and were delivered to Alcon associates under the various equity-based incentive or participation plans. Current unvested equity instruments (restricted shares, RSUs and target PSUs) represent approximately 1% of issued shares. Alcon delivers treasury shares to associates to fulfill these obligations.

Board of Directors Compensation 2020
Compensation Framework
The Board compensation was set at a level that allowed for the attraction and appointment of high-caliber talent for Board roles with the relevant background and skills, including global experience in the medical devices and ophthalmology industry. The Board is comprised of both Swiss and international members.
Non-executive Board members are awarded a base fee. Further, they are entitled to additional fees for their roles of Chair and/or member on the Board committees. The Vice Chair also receives an additional fee. The Board Chair does not receive additional fees for work in committees. David J. Endicott, the CEO of Alcon, does not receive any fees for his Board membership.
Effective as of the date of our 2020 AGM, the Board split the current responsibilities of the previous Compensation, Governance and Nomination Committee ("CGNC") into two separate committees: the Compensation Committee ("CC") and the Governance and Nomination Committee ("GNC"). The Board recognized the heavy workload assigned to the CC since the spin-off from Novartis; this split enables the two newly created committees to better focus on their respective key responsibilities. For the GNC, this includes a focus on leading governance practices and ESG topics in general, and for the CC, this includes a focus on human resource strategy and executive compensation. Finally, this reorganization is line with best corporate governance standards. The annual fee for the Chair of the GNC is USD 53,263 (CHF 50,000) and each member received USD 26,632 (CHF 25,000). The fees for the Chair and the members of the CC are the same as the GNC.
The following table sets out the compensation for the non-executive members of the Board from the 2020 AGM to the 2021 AGM:
Exhibit 27

	Fee for the period from 2020 AGM to 2021 AGM
Board function	USD[1]	CHF
Annual base fee:
Board Chair	1,011,997	950 000
Board member base fee (Board retainer fee)	213,052	200 000
Additional fees:
Vice Chair	42,610	40 000
Chair of the Audit and Risk Committee	74,568	70 000
Chair of the Compensation Committee	53,263	50 000
Chair of the Governance and Nomination Committee	53,263	50 000
Chair of the Innovation Committee	53,263	50 000
Member of the Audit and Risk Committee	37,284	35 000
Member of the Compensation Committee	26,632	25 000
Member of the Governance and Nomination Committee	26,632	25 000
Member of the Innovation Committee	26,632	25 000
Notes:
1Converted into USD at a rate of CHF 1.0 = USD 1.06526.

In 2020, the following framework applied to the compensation of non-executive Board members:
•Fifty percent of the total fees is paid in shares on a mandatory basis in two installments: September 2020 and March 2021;
•Fifty percent of the total fees is paid in cash in four installments: June, September and December 2020 and March 2021;
•Each Board member may elect to receive up to one hundred percent of their fees in shares;
•The fees are paid in Swiss Francs;

•The shares delivered are unrestricted (free shares) listed at the SIX Swiss Exchange;
•The members of the Board are subject to share ownership requirements (see below);
•Board members bear the full cost of their own social security contributions; and
•Board members do not receive variable compensation, in line with their focus on corporate strategy, supervision and governance. Their payment in shares is in unrestricted shares. They do not receive share options or other share-based instruments.
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
Exhibit 28

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
Compensation Governance
Authority for Board Compensation Decisions
Decisions regarding Board compensation are taken by the Board upon proposals from the CC. The CC's proposals are based on analysis and review of compensation practices, policies and benchmarking information.
The Board is responsible for approving the Compensation Report and for proposing the aggregate budget of Board compensation subject to a shareholders’ vote at the applicable AGM.
Exhibit 29

Authority levels in Board compensation	CC	Board	AGM
Board compensation policy and principles	P	A
Board Chair compensation	P	A
Other Board member compensation	P	A
Share ownership requirements for Board members	P	A
Maximum aggregate compensation of the Board members	R	P	A1
Compensation Report of the company	R	P	A2
R   Recommend     P   Propose     A   Approve
1binding vote
2advisory vote
The Corporate Governance Report in Item 6.C. Board Practices of this Annual Report provides further details to the authorities of the CC.

Independence of Members of the Compensation Committee
Each of the members of the CC meets the independence criteria set forth in our Board Regulations. Effective from the 2020 AGM, the CC has been comprised of the following four members: Karen J. May (Chair), Thomas H. Glanzmann, D. Keith Grossman and Ines Pöschel. At each AGM, the shareholders elect the CC Chair and its members individually for a term of office of one year. Our Articles of Incorporation permit re-election. The 2020 Corporate Governance Report in Item 6.B. of the Alcon 2020 Annual Report provides details regarding the members of the Board and the independence criteria for Board members. The Board Chair, the CEO and the Secretary of the Board attend the CC meetings by invitation. None is present when decisions relating to their own interest are taken.
The Compensation Committee’s External Advisors
During 2020, the CC retained Willis Towers Watson ("WTW") as its external compensation advisor. For the same period, the CC also retained HCM International (Switzerland) ("HCM") for advice with regard to Swiss compensation matters. The CC appointed each of them in 2019 following a thorough process of evaluating proposals from various consulting firms. During 2020, WTW provided additional services to Alcon related to, among other things, compensation programs, pension and benefit plans. During the same period, HCM did not provide additional services to Alcon.
At the end of 2020, the CC conducted a review of the support received from the selected external advisors and is satisfied with the result of the work completed in 2020. At least annually, the CC will evaluate the quality of the consulting services received and the need to use an additional advisor for specific matters.
Compensation of the Members of the Board of Directors
Board Compensation FY 2020
The following Exhibit 30 sets out the total compensation received by non-executive members of the Board during 2020. They received the compensation for their services on the Board from January 1, 2020 to December 31, 2020.
The disclosed compensation represents (i) the fees paid to the members of the Board in March 2020, which was the last installment of the fees for their term of office up to the 2020 AGM, and (ii) the fees paid up to December 31, 2020 for their term of office from the 2020 AGM to the 2021 AGM.
The installment of the fees paid in March 2020 completed the delivery of all fees due for the term of office from spin-off on April 9, 2019 to the 2020 AGM. The total of fees paid for that term remained within the approved budget.
The fees paid between the 2020 AGM and December 31, 2020 to the members of the Board of Directors are only a part of the total fees they will receive for the service on the Board during the term of office from the 2020 AGM to the 2021 AGM (three of four installments). In accordance with our normal payout schedule, a further payment of fees in cash and shares will be made in March 2021.
All members of the current Board of Alcon have taken their office from the AGM 2020. No payments (or waivers of claims) were made to them in 2020.
The CEO of Alcon, David J. Endicott, is not included in this Exhibit as he is not compensated for his Board membership.

Exhibit 30

Board members, functions[1]	Payment in cash	Tax and other cash[2]	Payment in shares[3]	Number of shares[4]	Other payments[5]	Total fees 2020
F. Michael Ball Board Chair	126,500	189,784	569,213	10,476	-	885,497
Lynn D. Bleil Member ARC and IC	17,310	60,637	181,710	3,346	-	259,657
Arthur B. Cummings Member IC	119,842	37,220	82,623	1,522	59,603	299,288
Thomas H. Glanzmann Chair IC, member GNC, CC	-	16,405	289,857	5,339	4,794	311,056
D. Keith Grossman Vice Chair, Chair GNC, member CC, IC	38,616	64,639	193,687	3,564	-	296,942
Scott H. Maw Chair ARC	-	71,945	215,676	3,973	-	287,621
Karen J. May Chair CC, member ARC	-	75,927	227,673	4,194	-	303,600
Ines Pöschel Member GNC, CC	63,916	6,378	172,053	3,168	4,794	247,141
Dieter P. Spälti Member ARC	-	15,227	235,108	4,331	4,794	255,129
Total fees paid in 2020 in USD [6]	366,184	538,162	2,167,600	39,913	73,985	3,145,931
Total fees paid in 2020 in CHF [7]	343,751	505,193	2,034,808	39,913	69,453	2,953,205

Notes
1Board Committees: “ARC” Audit and Risk Committee; "CC" Compensation Committee; “GNC” Governance and Nomination Committee; “IC” Innovation Committee.
2These amounts represent the values of tax and, if applicable, social security due upon the allocation of shares, which were delivered in cash to the accounts. They were then deducted and paid to the applicable authorities. Further, the amounts include the residual amount of cash resulting from rounding down the number of shares to the next whole share.
3The amounts in USD represent the converted value in CHF based on the Alcon shares granted on March 11, 2020 at the closing price of CHF 50.82 per share on the date of grant and on September 11, 2020, at the closing price of CHF 51.10 on September 10, 2020. The shares granted are listed at the SIX Swiss Exchange.
4The total number of shares reported were delivered to each Board member in (i) the second installment of the fee in shares in March 2020 (term April 9, 2019 - 2020 AGM), and (ii) the first installment of the fee in shares (term 2020 AGM - 2021 AGM) . The second and final installment in shares for the services from the 2020 AGM to the 2021 AGM will be delivered in March 2021.
5Includes (i) an amount of USD 19,176 for mandatory employer contributions paid by Alcon to governmental social security systems, which provides the relevant members of the Board with a right to the maximum future insured government pension benefit (this amount is a part out of total mandatory employer contributions of USD 87,533 to the governmental social security systems) and (ii) USD 54,809 paid to Dr. Cummings (or his related entities) for consulting services, including assistance with clinical trials that Dr. Cummings, as an ophthalmologist, provided to Alcon (these services were unrelated to Dr. Cummings' board service).
6All amounts include the payments made and the shares delivered in March 2020 as installment of the fee for the term of office April 9, 2019 - 2020 AGM.
7The payments in cash were made in Swiss Francs (CHF). For consistency they are reported in USD as all compensation in this 2020 Compensation Report. The amounts in CHF were converted to USD at the exchange rate of 1.0 CHF : 1.06526 USD. All amounts are before deductions of social security contributions and income tax paid by the Board members.

Board Compensation FY 2019
The following Exhibit 31 sets out the total compensation received by non-executive members of the Board during 2019. The compensation disclosed in this Exhibit was received for their service on the Board from Spin-off April 9, 2019 to December 31, 2019 including a one time fee paid in March 2019 for activities prior to the Spin-off date.
The fees payable in March 2020 as shown in this Exhibit 32 are included in the total compensation 2020 disclosed in Exhibit 31. The CEO of Alcon, David J. Endicott, is not included in this Exhibit as he was not compensated for his Board membership. His compensation was disclosed as CEO and member of the ECA in the 2019 Compensation Report (see Exhibit 18).
Exhibit 31

Board members, functions[9]	Payment in cash[1,2]	Payment in shares[3]	Number of shares[4]	Other payments[5]	Total fees 2019	Fee paid in March 2020[6]	Total fees for term[7]
F. Michael Ball Board Chair	418,206	179,166	3,000	—	597,372	358,423	955,795
Lynn D. Bleil Member ARC and IC	83,685	73,518	1,231	—	157,203	114,444	271,647
Arthur B. Cummings Member IC	112,486	39,058	654	89,243	240,787	84,890	325,677
Thomas H. Glanzmann Chair IC, member CGNC	16,474	131,926	2,209	4,399	152,799	138,339	291,138
D. Keith Grossman Vice Chair, member CGNC, IC	137,711	54,706	916	—	192,417	109,413	301,830
Scott H. Maw Chair ARC	44,058	101,826	1,705	—	145,884	135,824	281,708
Karen J. May Chair CGNC, member ARC	45,930	107,500	1,800	—	153,430	143,369	296,799
Ines Pöschel Member CGNC	77,980	67,904	1,137	4,399	150,283	90,549	240,832
Dieter P. Spälti Member ARC	17,195	111,084	1,860	4,399	132,678	118,217	250,895
Total fees paid in 2019 in USD	953,725	866,688	14,512	102,440	1,922,853	1,293,468	3,216,321
Total fees paid in 2019 in CHF[8]	947,943	861,433	14,512	101,819	1,911,195	1,285,626	3,196,820
Notes
1The totals include the USD 10,061 (CHF 10,000) on-boarding fee paid in March 2019.
2Includes the fees paid in cash or the value of tax and, if applicable, social security withheld upon the allocation of shares to be paid in cash to the applicable authorities.
3The amounts in USD represent the converted value in CHF based on the Alcon shares granted on September 11, 2019 at the closing price of CHF 59.36 per share on the date of grant.
4The number of shares reported were delivered to each Board member in September 2019. The second and final installment in shares for the services from the Spin-off date April 9, 2019 to the 2020 AGM will be delivered in March 2020.
5Includes the amount of USD 17,596 for mandatory employer contributions, of a total of USD 47,826 paid by Alcon to the social security systems) and USD 84,844 paid to Dr. Cummings (or his related entities) for consulting services.
6Fees payable in March 2020, the final installment of the total fees payable for service from the Spin-off to the 2020 AGM.
7Total fees that will be paid for the Board members' term of office from the Spin-off to the 2020 AGM.
8The payments in cash were made in Swiss Francs (CHF), for consistency they are reported in USD. The amounts were converted at the rate of 1.0 CHF : 1.0061 USD.
9Board Committees: “ARC” Audit and Risk Committee; “CGNC” Compensation, Governance and Nomination Committee; “IC” Innovation Committee.
For further details to the compensation payments in the FY 2019, please refer to the 2019 Compensation Report.

Share Ownership of the Members of the Board of Directors
The number of Alcon shares held by members of the Board and “persons closely linked” to them as of December 31, 2020 are set out in the Exhibit below. As of this same date, no Board member, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon. The CEO of Alcon and Board member, David J. Endicott, is not included in this Exhibit as his share ownership is disclosed in Exhibit 26.
The number of shares held as of December 31, 2019 is shown for comparison.
Exhibit 32

Board member	2020 Total shares	2019 Total shares
F. Michael Ball	23,678	13,202
D. Keith Grossman	4,480	916
Lynn D. Bleil	4,577	1,231
Arthur B. Cummings	2,309	787
Thomas H. Glanzmann	7,812	2,473
Scott H. Maw	5,678	1,705
Karen J. May	15,994	1,800
Ines Pöschel	4,847	1,679
Dieter P. Spälti	13,191	8,860
Total	82,566	32,653

Additional Disclosures
Loans to Board Members
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the Board or to persons closely linked to them. No loans were granted in 2020, and none were outstanding as of December 31, 2020.
Other Payments to Board Members
No payments (or waivers of claims) other than those set out in Exhibit 30 (including the related notes) under section "Board compensation FY 2020" were made to current Board members or to persons closely linked to them.
Persons Closely Linked
Persons closely linked to members of the Board are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary or agent.
Payments to Former Board Members
None.

Outlook for 2021
Compensation Philosophy and Principles
The Company will continue to adopt a compensation philosophy which:
•Ensures a broadly competitive level of remuneration appropriate to each executives’ scale of responsibility and individual performance;
•Attracts, retains and motivates a world-class executive team to drive performance;
•Supports long-term value creation for shareholders;
•Considers the geographic and industry-specific nature of our talent pool and the medical device industry;
•Aligns the compensation program for the senior executives with the broader management and employee population; and
•Fully embraces Swiss governance expectations and follows principles of simplicity and transparency.

Exhibit 33

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

ECA Compensation
The CC is committed to a pay-for-performance framework to align Company and executive performance with shareholder interests. Following a thorough review of Alcon's compensation structures during 2020, we have made refinements to our overall compensation structures to better reflect Alcon's status as an independent, stand-alone company.
Headquartered in Switzerland, Alcon operates on a truly global basis. Our main business competitors are found in both Europe and North America, which is where we compete for talent. Consequently, our executive compensation framework has been benchmarked against a carefully selected peer group, consisting of European and North American companies with a blend of similar size, industry and geographic characteristics to Alcon. The inclusion of European and North American companies reflects our global footprint, business mix and source for management talent. Based on the Company’s business strategy, compensation philosophy and the analysis of peer group compensation practices, below are the key features of ECA compensation for 2021:
•Same overall structure of ECA compensation as compared to 2020 (base pay, STI, LTI and benefits);
•Broadly no significant change to the ECA members' compensation levels;
•Continuation of robust share ownership requirements; and
•No material changes to benefits provisions.

Board Compensation
The Board compensation framework will remain unchanged for the upcoming term of office from the 2021 AGM to the 2022 AGM, including:
•The overall framework of Board compensation from the 2020 AGM to the 2021 AGM will be carried forward to the term from the 2021 AGM to 2022 AGM;
•The Board Chair fee and Board member fees will remain unchanged; and
•The payment of fifty percent in shares (mandatory) and a voluntary election of a higher percentage in shares will continue.
In 2020, the CC commissioned a comprehensive study of benchmarking the compensation of the Board members, including the Board Chair, against the other companies in the Swiss Market Index SMI. As a Swiss based company, governed by Swiss law, the study compared the compensation of Alcon's Board against the Board compensation of other SMI companies. In addition, the CC sought advice regarding compensation practices prepared by its external advisors.
The results of the study indicated that certain areas of Board compensation were below the median compensation levels of the SMI companies. However, due to the magnitude of COVID-19 impact on the Company's financial results, the Board made the decision to not propose any changes to shareholders at the 2021 AGM for the term 2021 AGM - 2022 AGM. The CC and the Board will reconsider possible increases to Board compensation in 2022 for future terms.

Shareholder Vote at the 2021 AGM
In accordance with Article 29 of the Articles of Incorporation (http://investor.alcon.com/governance//default.aspx), the Board will ask shareholders at the 2021 AGM meeting to cast a binding vote on:
•The aggregate amount of compensation payable to non-executive members of the Board for their term of office from the 2021 AGM to the 2022 AGM; and
•The aggregate amount of compensation payable to ECA members in the financial year 2022.
In addition, the Board will ask shareholders to cast an advisory vote on the 2020 Compensation Report.
The procedures of voting on the compensation of ECA members and the Board are defined in our Articles of Incorporation. Our Articles allow for an additional amount of compensation to be used when promoting or adding new members to the ECA.
The Exhibit below depicts the voting at the 2021 AGM and the respective period of the compensation affected by the vote.
Exhibit 34

Compensation Proposals for Shareholder Approval at 2021 AGM

1. Board compensation for the upcoming period

- **Binding vote** on total aggregate Board compensation (budget) for the 2021 AGM – 2022 AGM period

2. ECA compensation for financial year 2022

- **Binding vote** on total aggregate ECA compensation (budget) for Financial Year 2022

3. 2020 Compensation Report

- **Advisory vote** on the 2020 Compensation Report

(This page has been left blank intentionally.)

6.C.            BOARD PRACTICE
Corporate Governance
Group Structure and Shareholders
Operational Group Structure
The Company, with its registered office at Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland, is a corporation organized under Swiss law and is the ultimate parent company of Alcon. As of December 31, 2020, the market capitalization of the Company was $32.279 billion (CHF 28.785 billion).
Alcon is the global leader in eye care with $6.8 billion in net sales during the year ended December 31, 2020. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Our Surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our Vision Care business is comprised of various contact lenses and a comprehensive portfolio of ocular health products, including devices and over-the-counter products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. Further information is available under "Item 4. Information on the Company".
Listed and Non-listed Companies Belonging to the Alcon Group
The registered shares of the Company are listed on the SIX Swiss Exchange (Valor 43249246 / ISIN code CH0432492467) and the New York Stock Exchange (CUSIP code H01301128). The Company owns directly or indirectly all consolidated entities of Alcon, none of which has its shares otherwise listed.
The following table lists the most significant subsidiaries of the Company, including those entities with total assets or net sales to third parties in excess of 5% of the Company’s consolidated total assets or net sales to third parties, as applicable, at December 31, 2020. The referenced share capital may not reflect the taxable share capital and does not include any paid in surplus. Further information regarding the Company’s subsidiaries is disclosed in Note 28 of the Consolidated Financial Statements. The combination of the Company’s subsidiaries disclosed in the table below and in Note 28 of the Consolidated Financial Statements does not cover all subsidiaries of the Company.

Country of Organization/ Entity Name	Equity Interest	Principal Place of Business	Share Capital
China
Alcon (China) Ophthalmic Product Co., Ltd.	100%	Beijing	USD 60,000,000
Japan
Alcon Japan Ltd.	100%	Tokyo	JPY 500,000,000
Switzerland
Alcon Pharmaceuticals Ltd.	100%	Fribourg	CHF 200,000
United States
Alcon Finance Corporation	100%	Fort Worth, TX	USD 1
Alcon Laboratories, Inc.	100%	Fort Worth, TX	USD 1
Alcon Research, LLC	100%	Fort Worth, TX	USD 1,000
Alcon Vision, LLC	100%	Fort Worth, TX	USD 1,000

Significant Shareholders
According to the Alcon share register, the following nominee shareholders held more than 3% of the share capital of Alcon Inc. as of December 31, 2020:

Holder	Number of Shares	Percentage
Chase Nominee Ltd., London (UK)	45,288,915	9.06%
Cede & Co (DTC nominee), New York, NY (USA)	112,244,037	22.46%
Nortrust Nominees Limited, London (UK)	20,031,841	4.01%
In addition, according solely to disclosure of shareholdings notifications filed with Alcon and the SIX Swiss Exchange ("SIX Threshold Notifications") pursuant to the obligations set forth in the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading ("FMIA") and the rules and regulations promulgated thereunder, there is one shareholder that held shares representing at least 3% of the Company’s total share capital as of December 31, 2020, but was not registered with the Alcon share register. This shareholder is identified in the table below.
The information required to be included in the SIX Threshold Notifications regarding this shareholder varies from the information required to be included in beneficial ownership statements filed with the SEC (“SEC Notification”).
Interested persons can access the relevant SIX Threshold Notifications online at the SIX Swiss Exchange: https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.
The below table shows the information available to the Company, based on both notification regimes, with respect to shareholders reported to have significant positions in Alcon’s share capital as of December 31, 2020:

Holder	Number of shares and voting rights as per SIX Threshold Notification	Percentage as per SIX Threshold Notification[1]	Number of shares beneficially owned as per SEC Notification[2]	Percentage as per SEC Notification
BlackRock, Inc. c/o BlackRock Investment Management (UK) Limited 12 Throgmorton Ave, London, EC2N 2DL, UK	24,679,231[3]	5.06%	N/A	N/A
1     Percentages indicated in this column have been established based on the share capital of the Company registered with the commercial register of the Canton of Fribourg on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. Furthermore, according to the FMIA, this shareholder is required to notify Alcon and the SIX Swiss Exchange only at the time it reaches, exceeds or falls below any of the thresholds set forth in the FMIA; therefore, its shareholding as of December 31, 2020 may differ from the figures indicated as per the contents of the relevant SIX Threshold Notification.
2     In general, under SEC rules, "beneficial ownership", for the purposes of this column, refers to shares that an entity had the power to vote or the power to dispose of and shares that such entity or individual had the right to acquire within 60 days after December 31, 2020.
3    Based solely on a SIX Threshold Notification dated November 9, 2019. This figure does not include its derivative position.
Cross-Shareholdings
Neither the Company nor any of its consolidated entities has any shareholdings exceeding 5% of the holdings of capital or voting rights in any entity that also has shareholdings exceeding 5% of the holdings of the capital or voting rights in the Company or any of its consolidated entities.

Capital Structure
Share Capital
As of December 31, 2020, the share capital of Alcon Inc. was CHF 19,988,000, fully paid-in and divided into 499,700,000 registered shares, each with a nominal value of CHF 0.04.
Authorized and Conditional Share Capital
On January 29, 2019, the Company’s annual general meeting approved the creation of an authorized share capital. According to this shareholder resolution, the Board was authorized, at any time until January 29, 2021, to increase the Company’s share capital by a maximum of CHF 977,400 through the issue of up to 24,435,000 fully paid up new shares of CHF 0.04 nominal value each for the purpose of any share-based incentive or other participation plans, schemes or arrangements for directors, associates or advisors of the Company or its consolidated subsidiaries (“Employees Participation Plans”). Additional terms and conditions of this authorized share capital are set forth in Article 4a of the Articles of Incorporation (http://investor.alcon.com/governance/default.aspx).
The Board resolved on November 19, 2019 to increase the share capital by CHF 120,000 through the issuance of 3,000,000 new registered shares under the authorized share capital in order to comply with Alcon’s obligations under the relevant Employees Participation Plans.
On November 10, 2020, the Board resolved to further increase the share capital by CHF 320,000 through the issuance of 8,000,000 new registered shares under the remaining authority available under the authorized share capital, i.e. 21,435,000 shares, in order comply with Alcon’s obligations under the relevant Employees Participation Plans.
As of December 31, 2020, the Board remained authorized, at any time until January 29, 2021, to further increase the Company’s share capital by a maximum of CHF 537,400 through the issue of up to 13,435,000 fully paid up new shares of CHF 0.04 nominal value each for the purpose of any Employees Participation Plans.
The Company did not have any conditional share capital available on December 31, 2020.
Changes in Capital
The Company was formed on September 21, 2018 with a share capital of CHF 100,000 divided into 2,500,000 registered shares with a nominal value of CHF 0.04 each. In view of the contemplated Spin-off from the Novartis group, the Company’s share capital was increased on January 29, 2019 to CHF 19,548,000 divided into 488,700,000 registered shares with a par value of CHF 0.04 each. Following the two successive increases through the authorized share capital, as described above under “Authorized and Conditional Share Capital”, the share capital of the Company was, as of December 31, 2020, CHF 19,988,000 divided into 499,700,000 registered shares.
No other historical data is available regarding changes in capital during the last three financial years.
Shares, Participation Certificates and Profit-sharing Certificates
The Company has a single class of shares, being registered shares in the form of uncertificated securities (in the sense of the Swiss Code of Obligations). A portion of these uncertificated shares is issued as intermediated securities (titres intermédiés) within the meaning of the Swiss Federal Intermediated Securities Act via the settlement system operated by SIX SIS, with the remaining shares directly held through Computershare Trust Company, N.A. in the US (including shares held through Computershare Trust Company, N.A. via DTC). All Alcon shares have equal voting rights and carry equal entitlements to dividends. No participation certificates (bons de participations) or profit-sharing certificates (bons de jouissance) have been issued.
Based solely upon shares registered in the Alcon share registry, as of December 31, 2020, approximately 15.16% of the Company's total share capital was held in Switzerland by 82,783 registered shareholders.
Limitations on Transferability and Nominees Registrations
The Articles of Incorporation of the Company do not provide for any limitation on transferability of shares or nominees registration.

Convertible Bonds and Options
As of December 31, 2020, Alcon did not have any convertible bonds, warrants, options or other securities granting rights to Alcon shares.

Board of Directors
Composition
The Board consists of eight to 13 members according to the Articles of Incorporation. As of December 31, 2020, the size of the Board was 10 members and the Board was comprised of the following members:

F. Michael Ball, Chairman
A seasoned healthcare executive with nearly four decades of experience with global healthcare companies, including nearly a decade as the CEO of medical device and pharmaceutical companies, F. Michael Ball brings extensive executive leadership experience as well as in-depth industry and Alcon-specific knowledge to the Board. He previously held the position of Chief Executive Officer of the Alcon Division and served as a member of the Novartis Executive Committee from February 1, 2016 until June 30, 2018. He previously served as Chief Executive Officer of Hospira, Inc. from 2011 to 2015. Prior to that, Mr. Ball held a number of senior leadership positions at Allergan, Inc., including President from 2006 to 2011. Before joining Allergan, Inc. in 1995, he held roles of increasing responsibility in marketing and sales at Syntex Corporation and Eli Lilly & Co. Mr. Ball served on the board of directors of several organizations, including Kythera Biopharmaceuticals Inc., Hospira, Inc., IntraLase Corp., AdvaMed and sTec, Inc. He began his career in the healthcare industry in 1981.
He holds a Bachelor of Science and a Master of Business Administration from Queen’s University in Canada.
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 65 Citizenship: Canada and United States Year of initial appointment: 2019 Expiration of current term of office: 2021

Lynn D. Bleil
An experienced healthcare industry consultant with nearly three decades of experience as a Senior Partner at McKinsey & Company combined with her valuable experience as a director of publicly-held healthcare and life sciences companies, Lynn D. Bleil brings to the Board extensive US and Swiss experience, strategy and leadership. Ms. Bleil has been a member of the boards of directors of Stericycle, Inc. since 2015 (where she chairs the Nominating & Governance Committee), Sonova Holding AG since 2016 and Amicus Therapeutics, Inc. since 2018. She is a former member of the board of directors of DST Systems Inc. and Auspex Pharmaceuticals, Inc. (until their sale to SS&C Technologies Holdings, Inc. and Teva Pharmaceutical Industries, Ltd., respectively). From 1985 through 2013, Ms. Bleil was a Senior Partner at McKinsey & Company.
Ms. Bleil holds a Bachelor of Science in Chemical Engineering from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business, both in the United States.
Key Competencies: Financial, Healthcare Industry and Regulatory/Public Policy

Age: 57 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2021

Arthur Cummings, M.D.
As a native of South Africa with a large ophthalmology practice in Ireland whose opinion is frequently sought by innovators in ophthalmology, Arthur Cummings, M.D. brings to the Board an international perspective of a physician entrepreneur and practical first-hand knowledge of the innovation that ophthalmologists seek. Dr. Cummings has been Consultant Ophthalmologist at Beacon Hospital, since 2007, and Owner and Medical Director at Wellington Eye Clinic, since 1998, both in Dublin, Ireland. Also, he has been Owner of Arthur Cummings Eye Clinic Ltd. since 2014.
Dr. Cummings holds a Bachelor of Science in Medicine and Surgery (MB. ChB.) and a Master of Medicine in Ophthalmology (M. Med) from the University of Pretoria, South Africa. Dr. Cummings is a Fellow of the College of Surgeons in South Africa (FCS SA) in Ophthalmology and a Fellow of the Royal College of Surgeons of Edinburgh (FRCSEd) in Ophthalmology.
Key Competencies: Healthcare Industry, Marketing and Technology

Age: 58 Citizenship: Ireland and South Africa Year of initial appointment: 2019 Expiration of current term of office: 2021

David J. Endicott
A lifelong healthcare executive with leadership experience at global pharmaceutical and medical device companies, David J. Endicott is the Chief Executive Officer of Alcon and brings to the Board an in-depth knowledge of Alcon as well as the healthcare industry. He joined the Alcon Division, when still operating under the Novartis group, in July 2016 as President, Commercial and Innovation, and Chief Operating Officer. Prior to joining the Alcon Division in 2016, Mr. Endicott was President of Hospira Infusion Systems, a Pfizer company. Before joining Hospira, Mr. Endicott served as an officer and executive committee member of Allergan, Inc. where he spent more than 25 years of his career in leadership roles across Europe, Asia and Latin America, as well as the U.S. Mr. Endicott served on the board of directors of Zeltiq, Inc. and Orexigen Therapeutics, Inc. He currently serves on the board of AdvaMed.
He holds an undergraduate degree in Chemistry from Whitman College and a Master’s degree in Business Administration from the University of Southern California, both in the United States.
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 55 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2021

Thomas Glanzmann
Thomas Glanzmann, a venture capital investor with Medtech Ventures Partners where he evaluates and invests in medical device companies, brings those strategic insights and financial and risk management experience to the Board, as well as his decades long experience in the healthcare industry. Thomas Glanzmann is the Founder and has been a Partner at Medtech Ventures Partners since 2017. He has been a member of the board of directors of Grifols S.A. since 2006, including serving as Vice Chairman since 2017 and the President of its Sustainability Committee. He was President and Chief Executive Officer of Gambro AB from 2006 to 2011 and Chief Executive Officer and Managing Director of HemoCue AB from 2005 to 2006. Mr. Glanzmann was Senior Advisor to the Executive Chairman and Acting Managing Director of the World Economic Forum from 2004 to 2005. From 1988 to 2004, Mr. Glanzmann worked in various positions at Baxter International Inc., including President of Baxter Bioscience, Chief Executive Officer of Immuno International Co., Ltd. and President of Europe Biotech Group. In 2004, he was a Senior Vice President and Corporate Officer of Baxter AG.
He holds a Bachelor of Science in Political Science from Dartmouth College in the United States, a Master of Business Administration from the IMD Business School in Switzerland and a Board of Directors Certification from the UCLA Anderson School of Management in the United States.
Key Competencies: Global Business Management, Healthcare Industry and Technology

Age: 62 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2021

D. Keith Grossman
D. Keith Grossman, with more than 30 years of experience with medical devices and supplies, including as Chief Executive Officer of publicly held healthcare companies, brings to the Board his executive and board leadership experience as well as operational and strategic planning expertise in the healthcare industry. He has been the Chairman, Chief Executive Officer and President of Nevro, Inc. since March 2019. He has also been Chairman of the board of directors of Outset Medical, Inc. since 2014. He was President and Chief Executive Officer of Thoratec Corporation from 1996 to 2006 and from 2014 to 2015 and was a member of the board of directors from 1996 to 2015. Mr. Grossman was Chief Executive Officer and a member of the board of directors at Conceptus, Inc. from 2011 to 2013. He was Managing Director and Senior Advisor at TPG Capital, L.P. from 2007 to 2011. Mr. Grossman also served as a member of the board of directors of ViewRay, Inc. from 2018 to 2021, Zeltiq, Inc., as Lead Director, from 2013 to 2017, Intuitive Surgical, Inc. from 2004 to 2010 and Kyphon Inc. in 2007 and served on a number of private boards of directors.
Mr. Grossman holds a Bachelor of Science in Animal Sciences from The Ohio State University and Master of Business Administration in Finance from Pepperdine Graziadio Business School at Pepperdine University, both in the United States.
Key Competencies: Healthcare Industry, International Supply Chain and Technology

Age: 60 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2021

Scott Maw
An experienced financial executive with over two decades of experience at global companies, including Chief Financial Officer of Starbucks Corporation, Scott Maw contributes to the Board his extensive understanding of complex financial analysis and reporting and internal controls over financial reporting of a global company. He has been a member of the board of directors of Avista Corporation since 2016, Chipotle Mexican Grill Inc. since 2019, where he is Chair of the Audit Committee, and Root, Inc. since 2020. Mr. Maw is also member of the board of trustees of Gonzaga University. Previously, he was Executive Vice President and Chief Financial Officer at Starbucks Corporation from 2014 until the end of 2018, Senior Vice President in Corporate Finance from 2012 to 2013 and Senior Vice President and Global Controller from 2011 to 2012. From 2010 to 2011, he was Senior Vice President and Chief Financial Officer of SeaBright Holdings, Inc. From 2008 to 2010, he was Senior Vice President and Chief Financial Officer of the Consumer Bank at JP Morgan Chase and Company. Prior to this, Mr. Maw held leadership positions in finance at Washington Mutual, Inc. from 2003 to 2008 and GE Capital from 1994 to 2003.
Mr. Maw holds a Bachelor of Business Administration in Accounting from Gonzaga University in the United States.
Key Competencies: Financial, Global Business Operations and Consumer Industry

Age: 53 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2021

Karen May
Karen May, who possesses a unique combination of having been both a financial executive and a human resource executive of global companies, brings to the Board extensive operational, financial and human capital strategy experience. Ms. May has been a member of the board of directors of Ace Hardware Corporation, where she is Chair of the Audit Committee, since 2017. Previously, Ms. May was on the board of directors of MB Financial, Inc., where she served as Chair of the Compensation Committee until 2019. From 2012 to 2018, she was Executive Vice President and Chief Human Resources Officer at Mondelez International, Inc. (name changed from Kraft Foods, Inc. after the spin-off of select Kraft North American businesses in 2012). From 2005 to 2012, Ms. May was the Executive Vice President and Chief Human Resources Officer of Kraft Foods, Inc. Between 1990 and 2005, she held various positions in Human Resources and Finance at Baxter International Inc., including Corporate Vice President and Chief Human Resources Officer, Vice President, International Finance, and Vice President, Division Controller. Prior to Baxter International Inc., Ms. May was a Certified Public Accountant in the audit practice of Price Waterhouse.
Ms. May holds a Bachelor of Science in Accounting from the University of Illinois in the United States.
Key Competencies: Financial, Consumer Industry and Human Capital Management

Age: 62 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2021

Ines Pöschel
Ines Pöschel brings to the Board not only her deep experience as a Swiss lawyer, particularly in corporate governance, capital markets and mergers and acquisitions, but her extensive leadership roles in public policy with her appointments on government and public commissions. Ms. Pöschel has been a Partner at Kellerhals Carrard Zurich KIG since 2007. She has been a member of the board of directors of Implenia AG since 2016 and Graubündner Kantonalbank since 2018 and serves on the board of directors of several non-listed Swiss companies. Ms. Pöschel is also a member of the Swiss Federal expert commission for commercial register. From 2002 to 2007, Ms. Pöschel was a Senior Associate at Bär & Karrer AG. She was a Senior Manager at Andersen Legal LLC from 1999 to 2002.
Ms. Pöschel has a Master in Law from the University of Zurich in Switzerland, and passed the Swiss Bar Exam in 1996.
Key Competencies: Government Relations, Legal/Governance and Regulatory/Public Policy

Age: 52 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2021

Dieter Spälti, Ph.D.
As an executive of Spectrum Value Management Ltd., the family office of an iconic industrial Swiss family, Dr. Spälti has overseen all of its investments for nearly two decades, which allows Dr. Spälti to bring to the Board significant financial and operational experience in addition to his previous consulting experience with numerous industrial, financial and technology firms in Europe, the US and Southeast Asia. Dr. Spälti has been Chief Executive Officer and a member of the board of directors at Spectrum Value Management Ltd., Switzerland since 2006 and Managing Partner from 2002 to 2006. He has been a member of the board of directors at LafargeHolcim Ltd. since 2003. Dr. Spälti served, or continues to serve, on the board of directors of various non-listed Swiss and international companies, including several that are controlled by the same beneficial owner. Dr. Spälti was a Partner at McKinsey & Company from 1993 to 2001.
He holds a Ph.D. in Law from the University of Zurich, Switzerland.
Key Competencies: Financial, Legal/Governance and Technology

Age: 60 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2021

Independence and Executive Function
The independence of Board members is a key element of Alcon’s corporate governance framework. Therefore, Alcon has developed a strong set of independence criteria for its board members based on international best practice standards, including the Swiss Code of Best Practices for Corporate Governance and the NYSE standards, which can be found in the Alcon Board Regulations, available under the investor relations portion of the Alcon website (https://investor.alcon.com/governance/governance/default.aspx).
The Board assesses the independence of its Board members on a regular basis, at least annually. As of December 31, 2020, all Board members qualified as independent, except for F. Michael Ball, David J. Endicott and Dr. Arthur Cummings.
Other than (i) F. Michael Ball, who previously served as Chief Executive Officer of the Alcon Division of Novartis and as a member of the Novartis Executive Committee from February 1, 2016 until June 30, 2018 and (ii) David J. Endicott, who currently serves as Alcon’s Chief Executive Officer, no Board member was a member of the management of the Company or any other Alcon consolidated subsidiary in the last three financial years up to December 31, 2020.
Other than Dr. Arthur Cummings, who, in his capacity as an ophthalmologist, has provided certain consulting services, including assistance with various clinical trials, to Alcon, no Board member has a significant business relationship with the Company or with any other Alcon consolidated subsidiary.
David J. Endicott is an executive member of the Board by reason of his function as Chief Executive Officer of Alcon. All other members of the Board are non-executive directors since none of them carries out operational management tasks within Alcon.
As of December 31, 2020, none of the Board members held any official government functions or political posts.
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
Elections and Terms of Office
The Board members, the Chair of the Board and the members of the Compensation Committee shall be elected individually by the General Meeting of Shareholders for a term of office lasting until completion of the next Annual General Meeting of Shareholders.
There is no mandatory term limit for Board members.
The rules in the Articles of Incorporation reflect the statutory legal provisions regarding the appointment of the Chairman, the members of the Board, the members of the Compensation Committee and the independent proxy.
Internal Organizational Structure
General Principles and Areas of Responsibilities
The Board constitutes itself in compliance with legal requirements and taking into consideration the resolutions of the General Meeting of Shareholders. It shall elect one or two Vice-Chairs. It shall appoint a secretary, who need not be a member of the Board.
The Board is the ultimate governance body of the Company, under the leadership of the Chair. F. Michael Ball has been the Chair of the Board since the Spin-off from Novartis. In this role, Mr. Ball leads the Board to represent the interests of all stakeholders. The Vice Chair has been held by D. Keith Grossman, also acting in this role as the Senior Independent Director. The duties of Mr. Ball and Mr. Grossman in their respective functions are laid out in Articles 20 and 21, respectively, of the Alcon Board Regulations (https://investor.alcon.com/governance/governance/default.aspx).

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
Delegation to the Executive Committee
The Alcon Board has delegated to the Executive Committee the management of the business in accordance with the terms set forth in the Alcon Board Regulations. Such delegation has been formalized in Article 12 of the Alcon Board Regulations and further regulated in a set of internal regulations. Under the lead of the Chief Executive Officer, the Executive Committee is responsible for the management of the business and functions as a coordination committee, independent of any legal entity of the Alcon Group. A non-exhaustive list of the duties assigned to the Executive Committee can be found in Article 23 of the Alcon Board Regulations (https://investor.alcon.com/governance/governance/default.aspx).
Delegation to the Board’s Committees
The Board’s Committees enable the Alcon Board to work in an efficient and effective manner, ensuring a thorough review and discussion of matters, while giving the Alcon Board more time for deliberation and decision-making. For this purpose, the Alcon Board has delegated certain of its duties to each of its four permanent committees, i.e. the Audit and Risk Committee, the Compensation Committee, the Governance and Nomination Committee and the Innovation Committee. Details of the duties, responsibilities and decision-making powers of each committee can be found in the respective committee’s charter, contained in the Alcon Board Regulations, available under https://investor.alcon.com/governance/governance/default.aspx.
In 2020, the composition of the respective Board’s Committees was as follows1:

Name	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
F. Michael Ball			Member
Lynn D. Bleil	Member			Member
Arthur Cummings				Member
David J. Endicott
Thomas Glanzmann		Member	Member	Chair
D. Keith Grossman		Member	Chair	Member
Scott Maw	Chair
Karen May	Member	Chair
Ines Pöschel		Member	Member
Dieter Spälti	Member
1 Effective May 6, 2020, the Compensation, Governance and Nomination Committee (“CGNC”) split into two distinct committees, a Compensation Committee (“CC”) and a Governance and Nomination Committee (“GNC”) to enable the two committees to better focus on their respective key responsibilities.

Audit and Risk Committee
The Audit and Risk Committee consisted of four members in 2020, all of whom were determined by the Board to be independent and in possession of the financial literacy and accounting or related financial management expertise, as defined in the NYSE standards. The Audit and Risk Committee meets and consults regularly with the management, the Alcon Internal Audit function, the independent external auditors and external consultants. The Audit and Risk Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:
•supervising external auditors and selecting and nominating external auditors for election at the Annual General Meeting of shareholders;
•overseeing internal auditors;
•overseeing accounting policies, financial controls and compliance with accounting and internal control standards;
•approving quarterly financial statements and financial results releases;
•overseeing internal control and compliance processes and procedures;
•overseeing compliance with laws and external and internal regulations;
•ensuring that Alcon has implemented and maintained an appropriate and effective risk management system and process;
•ensuring that all necessary steps are taken to foster a culture of risk-adjusted decision-making without constraining reasonable risk-taking and innovation;
•approving guidelines and reviewing policies and processes; and
•reviewing with management, internal auditors and external auditors the identification, prioritization and management of risks; the accountabilities and roles of the functions involved in risk management; the risk portfolio; and the related actions implemented by management.
Compensation Committee
The Compensation Committee consisted of four members in 2020, all of whom were determined by the Board to be independent. The Compensation Committee meets and consults regularly with management and external consultants. The Compensation Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:
•developing a compensation philosophy in line with the principles set forth in the Articles of Incorporation and submit to the Alcon Board;
•providing oversight for Alcon's human capital strategy, including talent management, CEO and ECA succession planning, diversity and inclusion initiatives and pay equity measures;
•designing, reviewing and recommending to the Alcon Board compensation policies and programs;
•reviewing and approving a peer group of companies for executive compensation comparisons;
•advising the Alcon Board on the compensation of Directors and the Chief Executive Officer of Alcon;
•determining the compensation of ECA members;
•supporting the Alcon Board in preparing the proposals to the General Meeting of Shareholders regarding the compensation of the members of the Alcon Board and ECA;
•preparing the annual compensation report and submitting it to the Alcon Board for approval;
•establishing executive and director stock ownership guidelines and stock trading policies and monitoring compliance with such policies; and
•overseeing communication and engagement on executive compensation matters with shareholders and their advisors.

Governance and Nomination Committee
The Governance and Nomination Committee consisted of four members in 2020. The Governance and Nomination Committee meets and consults regularly with management and external consultants. The Governance and Nomination Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:
•designing, reviewing and recommending corporate governance principles to the Alcon Board;
•overseeing Alcon's strategy and reputation regarding ESG matters and annually approve Alcon's Corporate Responsibility Report;
•establishing criteria and identifying candidates for election as Directors;
•assessing existing Directors and recommending to the Alcon Board whether they should stand for re-election;
•developing and reviewing an onboarding program for new Directors and an ongoing education plan for existing Directors;
•reviewing periodically the Articles of Incorporation with a view to reinforcing shareholder rights;
•reviewing periodically the composition and size of the Alcon Board and its committees;
•direct periodic assessments of the Board, directors and committees;
•reviewing annually the independence status of each Director; and
•reviewing directorships and agreements of Directors for conflicts of interest and dealing with conflicts of interest.
The ESG topic is considered of key importance within the Alcon governance framework. Under supervision and guidance of the Governance and Nomination Committee, a dedicated Executive Steering Committee has been created to implement Alcon's ESG strategy and conduct day-to-day activities. This Executive Steering Committee consists of senior representatives of Alcon key functions, as listed in the following chart:

Innovation Committee
The Innovation Committee consisted of four members in 2020. The Innovation Committee meets and consults regularly with management. The Innovation Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:
•providing counsel to the Alcon Board and management in the area of technology, application of technology and new business models;
•reviewing and making recommendations to the Board on internal pipeline and external investments (e.g. potential acquisitions, equity investments, alliances and collaborations) relative to Alcon’s business portfolio, forecasted capital and operating capacity during the strategic and operating reviews;
•reviewing, evaluating and advising the Board on the strategic direction and competitiveness of the innovation pipeline through the evaluation of key innovation metrics;
•reviewing and recommending for approval any innovation goals/targets that may be incorporated into Alcon’s incentive compensation plans;
•assisting the Board with oversight, risk management and evaluation of management’s criteria for selecting major new R&D and BD&L projects, assessing progress against major milestones, budget execution and post-launch revenue impact;
•reviewing, discussing and informing the Board of significant emerging science, technology, programs, issues or trends relevant to Alcon; and
•reviewing such other matters in relation to Alcon research and development, technology and innovation programs as the committee may, in its own discretion, deem desirable in connection with its responsibilities.
Frequency, Duration and Attendance of the Meetings of the Board of Directors and its Committees
The Board and its Committees are convened as often as the conduct of the business may require.
In 2020, the Board and its Committees met as follows:

	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee[3]	Innovation Committee
Number of meetings[1]	8	11	8	4	3
Approximate average duration[2]	5 hrs 10 min	1 hrs 40 min	1 h 50 min	1 h 15 min	2 hrs 10 min
Overall attendance	100%	100%	100%	100%	100%

During 2020, each Board member attended all of the meetings of the Board and each Committee on which he or she serves, as represented below:

Meeting attendance	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
	Number of Meetings 8	Number of Meetings 11	Number of Meetings 8	Number of Meetings 4	Number of Meetings 3
F. Michael Ball	8			4
Lynn D. Bleil	8	11			3
Arthur Cummings	8				3
David J. Endicott	8
Thomas Glanzmann	8		8	4	3
D. Keith Grossman	8		8	4	3
Scott Maw	8	11
Karen May	8	11	8
Ines Pöschel	8		8	4
Dieter Spälti	8	11
1    The number of meetings includes physical meetings as well as meetings held through videoconference or conference call.
2    The approximate average duration does not include dinners, lunches and breaks.
3    Until May 6, 2020, the Governance and Nomination Committee was combined with the Compensation Committee as the Compensation, Governance and Nomination Committee ("CGNC"). The three CGNC meetings occurring prior to May 6 are included in the Compensation Committee totals. Prior to the split of the committees, governance and nomination matters were addressed in the CGNC meetings.
Board Evaluation and Education
The Governance and Nomination Committee and the Chair of the Board coordinate an annual self-evaluation of the Board and its Committees, which included individual interviews with the Board Chair and the completion of a confidential survey by Board members. The Chair summarizes for the Board the results of the evaluation, and any findings are appropriately addressed. For example, in 2020, the committee structure was reviewed and the Board decided to create the Governance and Nomination Committee as a separate committee to better focus on ESG matters. In addition, each Committee conducts its own self-evaluation annually.
The Alcon Board recognizes the value of independent development and learning by its members, and in 2020, it established a Director Education Program for its members. This program provides for internal and external speakers on trending topics, experiential learning of Alcon and its industry through site tours and product demonstrations and, at each Board member’s option, externally provided coursework. The intent of the Director Education Program is to ensure Alcon Board members are well-versed in matters related to Alcon, its business and the rapidly changing corporate governance environment.

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
Additionally, throughout the year, the Board directly or through its Committees also received reports on, among other things:
•the enterprise risk management program and risk assessment reports;
•the compliance program;
•the internal audit function;
•manufacturing and technical operations;
•research & development and product pipeline;
•commercial strategies and product launches;
•legal matters;
•competitive developments; and
•industry trends.

In matters of significance, the Board receives direct, immediate information.
Internal Audit
The purpose of the internal audit function is to review Alcon’s financial, operational, IT and compliance activities to review compliance with laws, regulations and internal policies. It also supports Alcon’s efforts to maintain accurate and timely financial reporting while seeking to add value by suggesting improvements to Alcon’s operations and to assist Alcon in achieving its strategic and financial objectives. Internal audit is led by the Chief Audit Executive (“CAE”) who functionally reports to the Audit and Risk Committee. The CAE is responsible for the development, review and modification of Alcon’s internal audit policies and procedures. The CAE shall ensure effectiveness and efficiency of the internal control framework with existing policies and regulations and proposes remediation actions where deficiencies were identified. The CAE periodically submits to the Audit and Risk Committee reports on the activities of the internal audit function. In 2020, internal audit was involved in a total of 37 audit engagements. The results and remediation status of these audit engagements are reported to the Audit and Risk Committee on a periodic basis.

Internal Control System
Alcon's internal control system is designed to provide reasonable assurance to the Board and management regarding the reliability of financial reporting and accounting policies and the preparation and the presentation of the Company’s financial statements. In 2020, Alcon fully implemented an internal control system that has been fully tested for effectiveness. The Audit and Risk Committee has ultimate responsibility to oversee the adequacy and effectiveness of internal control over financial reporting.
Risk Management
The Audit and Risk Committee has the responsibility to ensure the implementation of an appropriate and effective risk management system and process and to foster a culture of risk-adjusted decision-making without constraining reasonable risk taking and innovation. It approves guidelines and review policies and processes. In addition, the Audit and Risk Committee reviews with management, internal auditors and external auditors, the identification, prioritization and management of the risks, the accountabilities and roles of the functions involved with risk management, the risk portfolio and the related actions implemented by management. The Audit and Risk Committee informs the Executive Committee and the Board on a periodic basis on the risk management system and on the most significant risks and how these are managed. The CAE supports the Audit and Risk Committee and perform appropriate reviews of Alcon's risk management strategy.
Alcon’s key risk management tool is the Enterprise Risk Management ("ERM") program, the purpose of which is to help execute on Alcon’s strategy within the boundaries of regulations and improve the probability for achieving Alcon’s strategic and financial objectives. Alcon’s vision is to design a sustainable and appropriately scaled ERM program to proactively manage existing and emerging threats and opportunities to the business. The ERM program aims in particular to provide the business with the following: (i) operation discipline and rigor to enable business continuity, creation and preservation of value, (ii) forums for frequent risk discussions and escalation of relevant items with leadership, and (iii) guidance, techniques and support to identify, assess (e.g. likelihood and impact), manage, monitor and report on major risks, including proper mitigation if necessary.
Compliance Function
As part of its global control system, Alcon has also established a comprehensive global integrity and compliance program, under the supervision of the Audit and Risk Committee. The program is led by the Global Head, Integrity and Compliance under the functional leadership of Alcon’s General Counsel and is intended to help prevent, detect and mitigate compliance risk across the organization. The program is built on a culture and expectation of compliance at all levels. The fundamental elements of the program include dedicated resources to address compliance globally, formal compliance governance, a global intake process to receive questions and concerns (including through the Alcon's Ethics Helpline), written standards, communications, training, multiple levels of risk-based auditing and monitoring, review of alleged misconduct and corrective/disciplinary actions for violations. The Audit and Risk Committee of the Board receives periodic updates on the performance of the Integrity and Compliance program and compliance related matters. The program also includes compliance committees, which have been established at the corporate, regional and country-levels and include participation by the Executive Committee and other senior leadership to provide strategic direction and oversight relating to the management of compliance risks for Alcon. Policies are reviewed and updated on a regular basis to address changes in laws and regulations and to strengthen compliance.

Executive Committee
Composition of the Executive Committee
As of December 31, 2020, the Executive Committee of Alcon was composed of the following members:

David J. Endicott, Chief Executive Officer Please refer to the biography set forth under "Board of Directors."
Age: 55 Citizenship: United States

Tim C. Stonesifer, Chief Financial Officer
Tim Stonesifer has been the Chief Financial Officer since April 2019. Prior to joining Alcon, he had served as Executive Vice President and Chief Financial Officer at Hewlett Packard Enterprise from November 2015 through September 2018. Prior to that role, Mr. Stonesifer acted as Senior Vice President and Chief Financial Officer, Enterprise Group at HP Co. since 2014. Before joining HP Co., he served as Chief Financial Officer of General Motors’ International Operations from 2011 to 2014. Previously, he served as Chief Financial Officer of Alegco Scotsman, a storage company, from 2010 to May 2011; Chief Financial Officer of Sabic Innovative Plastics (formerly GE Plastics) from 2007 to 2010; and various other positions at General Electric since joining the company in 1989.
Mr. Stonesifer holds a Bachelor of Arts in Economics from the University of Michigan in the United States.

Age: 53 Citizenship: United States

Laurent Attias, Head Corporate Development, Strategy, Business Development and Licensing (BD&L) and Mergers and Acquisitions (M&A)
Laurent Attias is Head of Corporate Development, Strategy, BD&L and M&A where he leads the development of long-term strategic plans for the Surgical and Vision Care franchises of Alcon and is responsible for the Alcon’s BD&L, M&A, partnerships and alliance activities, a role which he has held since 2012. Since 1994 when Mr. Attias joined Alcon, he has had various roles with increasing responsibility beginning with positions in Alcon’s Sales and Marketing functions and then holding the positions of Vice President, Refractive Sales and Marketing from 2002 to 2007; Vice President/General Manager of Alcon Canada from 2007 to 2009; Vice President, Central & Eastern Europe, Italy and Greece from 2009 to 2010; and President, Europe, Middle East and Africa (“EMEA”) from 2010 to 2012.
Mr. Attias holds both a Bachelor of Business Administration in Marketing and a Master of Business Administration from Texas Christian University in the United States.

Age: 53 Citizenship: France and United States

Ian Bell, President International
Ian Bell has been the President-International, overseeing the Europe, Russia, Middle East and Africa, Asia Pacific, Japan and Latin America and Caribbean markets, since January 2019. He joined Alcon in March 2016 as President of EMEA. Prior to joining Alcon, Mr. Bell served as Corporate Vice President and President of the EMEA region for Hospira since 2014. Mr. Bell was Corporate Vice President and President of Allergan, Inc.’s Asia Pacific region, based in Singapore, from 2008 to 2014. Mr. Bell joined Allergan in 2005 as Vice President and Managing Director of its neurosciences division for the EMEA region. He began his career at GlaxoSmithKline, where he held roles of increasing responsibility and scope in sales, marketing and strategy for more than 10 years.
Mr. Bell was awarded the degree of Bachelor of Arts with honors in Economics from the University of York in the United Kingdom.

Age: 50 Citizenship: United Kingdom

Leon Sergio Duplan Fraustro, President North America
Sergio Duplan has served as President-North America, overseeing the United States and Canada markets since 2015. Mr. Duplan joined Alcon in 2012 and served as Alcon’s President of Latin America and Canada for Alcon for three years. Mr. Duplan began his career with Novartis in 2004, as Vice President of Sales in General Medicines, in Mexico then served as Head of Marketing and Sales for Latin America, General Medicines, Pharma from 2006 to 2008 and then Country Pharma Organization Head and Country President of Novartis Mexico from 2008 to 2012. Prior to joining Novartis, Mr. Duplan held several positions of increasing responsibility in Sales, Finance and Country Management at Procter & Gamble and Eli Lilly & Co. He is also currently a board member of The Alcon Foundation.
Mr. Duplan holds a Bachelor degree in Industrial Engineering from Universidad Iberoamericana in Mexico and a Master of Business Administration from The Wharton School at the University of Pennsylvania in the United States.

Age: 53 Citizenship: Mexico and United States

Michael Onuscheck, President Global Businesses and Innovation
Michael Onuscheck has been the President-Global Businesses and Innovation since November 2018 where he is responsible for driving the innovation pipeline for Alcon. Mr. Onuscheck joined Alcon in 2015 as Alcon’s President and General Manager of the Global Surgical franchise from Boston Scientific, where he had spent 10 years in leadership positions of increasing responsibility, including overseeing the company’s business operations in Europe and Russia from 2011 to 2015 and serving as President for its Neuromodulation division from 2008 to 2011. Prior to joining Boston Scientific, Mr. Onuscheck held a variety of management positions at Medtronic in spinal reconstructive surgery and stereotactic image guided surgery and various sales and marketing positions for Pfizer.
Mr. Onuscheck earned his degree in Business Administration and Psychology from Washington and Jefferson College in the United States.

Age: 54 Citizenship: United States

Rajkumar Narayanan, Operational Strategy and Chief Transformation Officer
Mr. Narayanan has been the Senior Vice President Operational Strategy and Chief Transformation Officer since April 2019 and is responsible for leading the development and implementation of Alcon’s transformation program. He joined Alcon in June 2017 as President Asia Pacific Region from Allergan, Inc., where he worked for 22 years in roles of increasing responsibility, including Senior Vice President Asia Pacific Region from 2014 to 2017; Vice President and Managing Director of the Medical Aesthetic Franchise for Europe Africa and Middle East from 2011 to 2014; and Vice-President, Greater China & Japan from 2008 to 2011. Prior to those roles, Mr. Narayanan was a part of Allergan’s Finance function in a number of Country, Region and Corporate Finance roles. Mr. Narayanan started his career in finance with Hindustan Unilever India in 1987.
Mr. Narayanan holds a Bachelor of Science degree in Accounting and Finance from Mumbai University. He is also Chartered Accountant and Cost and Works Accountant in India.

Age: 56 Citizenship: United States

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
As of December 31, 2020, none of the members of the Executive Committee held any official functions or political posts.
Limitations of Number of Mandates
No member of the Executive Committee may hold more than 6 additional mandates in other companies, of which no more than 2 additional mandates shall be in other listed companies. Each of these mandates shall be subject to approval by the Board. Members of the Executive Committee are not allowed to hold chairs of the board of directors of other listed companies. Further details can be found in Article 34 of the Articles of Incorporation, available under https://investor.alcon.com/governance/governance/default.aspx.
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
Clauses on Change of Control
In accordance with the rules of the Ordinance against Excessive Compensation in Listed Companies, Alcon does not provide severance payments upon a change of control or “golden parachute” provisions in its agreements with its Directors, Executive Committee members or other members of senior management. Alcon’s Long Term Incentive Plan and Deferred Bonus Stock Plan, each applicable to all employee participants including Executive Committee members, provide for double trigger accelerated vesting of outstanding stock awards in the event a participant leaves the company for “good reason” or Alcon terminates the employee without “cause,” as such terms are defined in the plans, within two years following a change of control. If such a double trigger event occurs, the participant’s outstanding unvested awards would vest in full. In the case of Performance Share Units, awards less than 50% vested would vest at target and awards more than 50% vested would vest in accordance with Alcon’s actual performance, as determined by the Compensation Committee.
Auditors
Duration of the Mandate and Terms of Office of the Auditors
PricewaterhouseCoopers SA, Switzerland (“PwC Switzerland”), is the statutory auditor of the Company since 2019 and shall conduct the audit activities required by Swiss law and the related SIX regulations. It was re-elected on May 6, 2020 for a term of one year until the 2021 Company’s Annual General Meeting. Mike Foley has been the auditor in charge of the statutory audit since 2019. Alcon has a policy to rotate the lead audit partner of the statutory auditor at least every five years.
Separately, on May 5, 2020, the Company appointed PricewaterhouseCoopers LLP, United States (“PwC US”), for a term of one year, as its independent registered accounting firm to conduct the audit activities required by US law and the related NYSE regulations. The appointment of PwC US does not require approval of the Company’s shareholders.
Auditing Fees and Additional Fees
The following table sets forth the amount of audit fees, audit-related fees, tax fees and all other fees billed or expected to be billed in aggregate by PwC Switzerland, PwC US and any other member firm of PricewaterhouseCoopers International Limited that rendered audit and related services to any member of Alcon, for the fiscal years ended December 31, 2020 and December 31, 2019:

($ millions)	2020	2019
Audit fees	10.3	11.7
Audit related fees	0.2	0.2
Tax fees	0.1	—
All other fees	—	—
Total	10.6	11.9
Audit fees include fees billed for professional services rendered for audits of our annual consolidated and standalone financial statements, reviews of consolidated quarterly financial information and statutory audits of the Company (including in particular the Compensation Report) and our subsidiaries.
Audit-related fees include fees billed for assurance and related services such as due diligence, accounting consultations and audits in connection with mergers and acquisitions, employee benefit plan audits, internal control reviews and consultations concerning financial accounting and reporting standards.
Tax fees include fees billed for professional services for tax compliance, tax advice and tax planning.
All other fees include fees billed for products and services other than as reported above.
Control Measures over the Activities of the Auditors
The Alcon Board has delegated to the Audit and Risk Committee ("ARC") the oversight of the activities of the external auditors. The ARC evaluates on an annual basis the qualifications and performance of our auditors and will determine whether PwC Switzerland should be proposed to the general meeting to stand for re-election. The criteria applicable of the performance assessment of our auditors include professional competence, sufficiency of resources to complete the audit mandate, independence and objectivity, capability to provide effective and pragmatic recommendations and coordination with the ARC and other functions of the Alcon group, including internal audit.
Upon recommendation of the ARC, the Alcon Board proposed that the shareholders accept the audited consolidated financial statements of the Alcon group and the financial statements of the Company.

The ARC is further responsible for the compensation of our auditors and pre-approve all auditing services, internal control-related services and non-audit services permitted under applicable statutory law, regulations and listing requirements.
In 2020, our auditors participated in five meetings of the ARC in order to discuss auditing matters and present the 2020 audit strategy and audit results. Our auditors provide at least once a year to the ARC a report regarding (i) the external auditor’s internal quality-control procedures, (ii) any material issues raised by quality-control reviews or any inquiry or investigation by governmental or professional authorities, (iii) any step taken to deal with such issues and (iv) all relationships between the external auditor and the Alcon group.
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
Alcon's website provides regular information and updates about the Company at www.alcon.com. Detailed information regarding certain topics may be found as follows:

Topic	Website
Investor relations	https://investor.alcon.com
Media releases	https://www.alcon.com/about-us#media-releases
Leadership	https://www.alcon.com/about-us#leadership
Governance	https://investor.alcon.com/governance/governance/default.aspx
Financials	https://investor.alcon.com/financials/quarterly-results/default.aspx
Corporate Responsibility Report
Alcon publishes an annual Corporate Responsibility Report, which describes Alcon’s corporate responsibility strategy and highlights Alcon's approach to ESG matters, available at https://www.alcon.com/about-us/corporate-social-responsibility.

Differences in Corporate Governance Standards
According to the NYSE listing standards on corporate governance, listed foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those governance practices that must be followed by NYSE-listed US domestic companies. We briefly summarize those differences in the following paragraphs.
Responsibility of the Audit Committee with regard to Independent Auditors
Our Audit and Risk Committee is responsible for the compensation, retention and oversight of our independent statutory auditors. It assesses the performance and qualification of our statutory auditors and submits its proposal for appointment, reappointment or removal of our statutory auditors to the full Board. As required by the Swiss Code of Obligations, our Board then submits its proposal to the shareholders for their vote at the Annual General Meeting (AGM). In contrast, under NYSE listing standards, the audit committee for US domestic companies is responsible for the appointment of the independent auditors.
Supervision of the Internal Audit Function
The CFO and the Audit and Risk Committee share the supervisory responsibility with respect to the internal audit function. In contrast, under NYSE standards, only the audit committee supervises the internal audit function.
Responsibility of the Compensation Committee for Performance Evaluations of Senior Management
In line with Swiss law, our Compensation Committee, together with the Board, proposes for shareholder approval at the AGM the maximum aggregate amount of compensation for the Board and the maximum aggregate amount of fixed and variable compensation for the Executive Committee of Alcon. Our shareholders elect each of the members of the Compensation Committee at the Annual General Meeting. In contrast, under NYSE standards, it is the responsibility of the compensation committee to evaluate senior management performance and to determine and approve, as a committee or together with the other independent directors, the compensation for senior officers and the board. US domestic companies listed on NYSE are only required to provide shareholders a periodic advisory non-binding vote on a company’s executive compensation practices.
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

	For the year ended December 31,
	2020	2019	2018(1)
Production & Supply	12,237	11,026	10,655
Marketing & Sales	7,450	7,301	7,162
General & Administration	2,087	2,120	1,133
Research & Development	1,881	1,695	1,431
Total full-time equivalent employees	23,655	22,142	20,381
(1)Alcon historically received certain services from NBS, the shared service organization of Novartis. The corresponding full time equivalents providing such services were part of NBS and therefore not included in the table above for 2018.
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
7.B.            RELATED PARTY TRANSACTIONS
Dr. Arthur Cummings, an Alcon director, in his capacity as an ophthalmologist, provides certain consulting services including assistance with various clinical trials to Alcon. In 2020 and 2019, Alcon paid to Dr. Cummings (or his related entities) approximately $54,809 and $84,844, respectively.
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
JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to source code used in the LenSx Laser System as well as additional claims of patent infringement. Also on June 23, 2020, JJSVI filed a claim in Mannheim, Germany, alleging that Alcon directly infringes one European patent through its manufacture and sale of LenSx. In these cases, JJSVI seeks monetary and injunctive relief. In addition, JJSVI filed a motion on February 4, 2021 asking the district court in Delaware to issue a preliminary injunction prohibiting Alcon from offering, selling, distributing, installing, or exporting LenSx systems that contain the allegedly infringing source code or offering to sell, selling, distributing, or exporting such source code with the purpose or intent of it being loaded onto LenSx systems. Alcon intends to defend the cases vigorously and has asserted various patent infringement claims against JJSVI in Europe and the United States.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. Alcon intends to defend the case vigorously.

Dividend Policy
Alcon expects that it will recommend to shareholders the payment of a regular annual cash dividend based on the prior year’s core net income; however, the declaration, timing and amount, including potential increases, of any dividends will be subject to the approval of our shareholders at a General Meeting. The determination of the Board as to whether to recommend a dividend and the approval of any such proposed dividend by our shareholders will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Board and shareholders. In 2020, Alcon's Board had initially proposed a dividend of CHF 0.19 per share for 2019; however, in April 2020, in light of the then current market conditions and economic uncertainties linked to COVID-19 and as part of Alcon's overall efforts to maintain financial flexibility and implement cash preservation measures, the Board determined that it was in the best interest of Alcon's stakeholders to delay the initiation of a dividend proposal until 2021. For additional information, see "Item 3. Key Information—3.D. Risk Factors—Risks related to the Ownership of our Shares—We may not pay or declare dividends".
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

ITEM 9.    THE OFFER AND LISTING
9.A.            OFFER AND LISTING DETAILS
Alcon Inc. shares are listed on the SIX and the NYSE as global registered shares under the trading ticker “ALC”. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies. During 2020, the average daily trading volume of Alcon Inc. shares was approximately 1.9 million shares on the SIX and approximately 1.2 million shares on the NYSE.
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

ITEM 10.    ADDITIONAL INFORMATION
10.A.        SHARE CAPITAL
Not Applicable.
10.B.        MEMORANDUM AND ARTICLES OF ASSOCIATION
We incorporate by reference into this Annual Report the description of our Articles of Incorporation and our Regulations of the Board contained in our Registration Statement on Form 20-F, as amended, initially filed with the SEC on November 13, 2018 (File No. 001-31269).
10.C.        MATERIAL CONTRACTS
Our Agreements with Novartis
Following the separation and the Spin‑off, we and Novartis operate separately, each as an independent public company. Prior to the completion of the Spin‑off, we entered into a Separation and Distribution Agreement and several other agreements with Novartis to effect the separation and provide a framework for our relationship with Novartis after the Spin‑off. These agreements govern the relationships between Novartis and and are attributable to periods prior to, at and after the separation. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Novartis and the distribution of the Alcon shares to holders of Novartis shares and ADRs), these agreements include:
▪tax matters agreement;
▪employee matters agreement;
▪manufacturing and supply agreements;
▪transitional services agreement; and
▪certain IP arrangements.
The material agreements described below have been previously filed as exhibits to our filings with the SEC and the summaries below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Form 20‑F.
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
Transfer of Assets and Assumption of Liabilities
The Separation and Distribution Agreement identified the assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Novartis and Alcon as part of the internal transactions effected prior to the distribution, the purpose of which was to ensure that, at the time of the distribution, each of Alcon and Novartis held the assets required to operate their respective businesses and retained or assumed (as applicable) liabilities, including pending and future claims, which relate to such business (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement), subject to certain limited exceptions set out under the heading “Asia/Russia Investigation” below.

The Distribution
The Separation and Distribution Agreement governed the rights and obligations of the parties with respect to the distribution.
Intercompany Arrangements
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
Representations and Warranties
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
Indemnification
We and Novartis each agreed to indemnify the other and each of the other’s directors, officers, managers, members, agents and employees against certain liabilities incurred in connection with the Spin‑off and our and Novartis respective businesses. The amount of either Novartis or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives.
Asia/Russia Investigation
Novartis indemnified Alcon in respect of defined direct monetary liabilities relating to the current scope of the ongoing investigation by the DoJ and the SEC relating to certain business practices in Asia and Russia and related accounting treatment. See the section entitled “Asia Investigation” in the Separation and Distribution Agreement attached as Exhibit 4.1 to this Form 20‑F.
Release of Claims
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
Term / Termination
Neither we nor Novartis may rescind the Separation and Distribution Agreement in any circumstances whatsoever following the completion of the distribution.
Switch Rights
Novartis granted us the right, from the date of separation, to switch certain specified olopatadine products from prescription products to over‑the‑counter products and to develop, manufacture and commercialize such products as over‑the‑counter products going forward. This right is exercisable on notice and, for jurisdictions outside US, subject to Novartis consent. We have provided notice to Novartis to exercise our right to develop, manufacture and commercialize certain of those products in the US. The FDA approved PATADAY Twice Daily Relief (0.1%), PATADAY Once Daily Relief (0.2%) and PATADAY Once Daily Extra Strength (0.7%) in 2020. The PATADAY brand contains olopatadine, the number one doctor prescribed active ingredient for eye allergy relief.

Brazil and Belgian Sites
Novartis and we each granted each other a right of last look in respect of any third party disposal of our portion of the Puurs site and Novartis granted us a right of last look in respect of any third party disposal by Novartis of its portion of the Brazilian manufacturing facility. In 2020, we agreed to waive our right of last look with respect to Novartis's Brazilian manufacturing facility.
Other Matters Governed by the Separation and Distribution Agreement
Other matters governed by the Separation and Distribution Agreement include, without limitation, insurance arrangements, confidentiality, mutual assistance and information sharing after completion of the distribution, treatment and replacement of credit support and transfer of and post‑separation access to certain books and records.
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
Allocation of Employment Liabilities
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
Terms and Conditions of Alcon Employees
Until January 1, 2021, Alcon was to provide each current Alcon employee with the same basic salary and contractual benefits that are substantially comparable, taken as a whole, to the contractual benefits received prior to the date of his or her transfer to Alcon (excluding share‑based incentive schemes and long‑term incentive plans). If the employment of any Alcon employee is terminated by reason of redundancy within 24 months following the date of his or her transfer, Alcon will provide severance benefits that are no less favorable than those that would have been provided prior to the date of his or her transfer.
Employee Benefit and Cash Bonus Plans
Alcon employees were generally, as of the date of the Spin‑off, eligible to participate in Alcon employee benefit plans and cash bonus plans that are the same as, or comparable to, those that apply to them prior to the date of the Spin‑off.
Share‑Based Incentive Schemes
Awards granted under share‑based incentive schemes were treated as follows:
▪Holders of unvested awards in the form of restricted Novartis shares received the dividend in‑kind resulting from the Spin‑off.

▪Holders of unvested RSUs and PSUs did not receive the dividend in‑kind resulting from the Spin‑off, and such awards were treated as described in the section entitled “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Section 3—ECA Compensation 2019—Section 3.6—Alcon Equity Restoration Plan”.
In addition, Alcon was required to establish, and employees were eligible to participate in, new Alcon equity plans in relation to Alcon shares following the Spin‑off.
Restrictions on Post‑Spin‑off Employee Employment and Engagement
▪Subject to certain exceptions, Novartis agreed that each member of the Novartis Group will not, for a period of two years following the Spin‑off, directly or indirectly: (i) solicit or induce certain senior Alcon employees to become employed or engaged by any member of the Novartis Group; or (ii) knowingly induce or encourage such employees to no longer be employed or engaged by Alcon.
▪Subject to certain exceptions, Novartis agreed that it would not, and would undertake to procure that each member of the Novartis Group would not, for a period of two years following the Spin‑off, employ or engage certain senior Alcon employees.
Long‑Term Employee Benefits
As of the date of the Spin‑off, Alcon generally assumed sponsorship of and responsibility for any standalone long‑term employee benefit arrangements relating to Alcon employees and former Alcon employees. Further, subject to certain exceptions, the accrued (past service) liabilities relating to the Alcon employees and former Alcon employees under Novartis Group‑wide plans providing retirement, disability or death, old‑age part‑time retirements or jubilee benefits, transferred to Alcon. In the UK, Novartis paid to Alcon a sum equal to the liabilities and expenses incurred, sustained or paid by Alcon, after the date of the Spin‑off, arising pursuant to section 75 of the UK Pensions Act 1995 in respect of Alcon or of any Alcon subsidiary’s cessation of participation in the Novartis UK Pension Scheme.
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
IP Arrangements
Assignment of Alcon Intellectual Property Rights
We entered into assignment agreements with Novartis prior to, or with effect from, completion of the Spin‑off, under which:
•Novartis transferred to us: (i) all intellectual property rights owned by the Novartis Group and used exclusively within the Alcon Division; and (ii) certain intellectual property rights owned by the Novartis Group used within both the Alcon Division and the other businesses of Novartis including, but not limited to, the Alcon brand; and
•We transferred to Novartis: (i) all intellectual property rights owned by Alcon and used exclusively within the Novartis businesses; and (ii) certain intellectual property rights owned by the Alcon group used within both the Alcon Division and the other businesses of Novartis.
Perpetual Shared Intellectual Property Rights License Agreements
In connection with any intellectual property rights owned by Alcon or Novartis and which are used by both Alcon and Novartis in our respective businesses following the completion of the Spin‑off, we entered into reciprocal licenses with Novartis under which we and Novartis were each granted the right to continue to use those shared intellectual property rights in connection with our respective businesses. The intellectual property rights covered by these licenses will include trademarks, patents, know‑how and other forms of intellectual property rights. The licenses are on a perpetual, worldwide and royalty‑free basis. The licenses contain standard termination rights for material breach or insolvency.
Transitional Trademark License Agreements
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
Trademark Co‑Existence Agreement
In addition, we entered into a perpetual co‑existence agreement with Novartis regulating our respective use of the Alcon CIBA VISION and Novartis CIBA brands with the objective of mitigating any potential customer confusion in connection with our respective use of those brands and addressing certain related trademark formalities, including in connection with the registration of new trade mark applications.

2019 Bond Offering
On September 23, 2019, Alcon Finance Corporation (the “Issuer”), an indirect, wholly owned subsidiary of Alcon, completed an offering of $500,000,000 aggregate principal amount of its 2026 Notes, $1,000,000,000 aggregate principal amount of its 2029 Notes and $500,000,000 aggregate principal amount its 2049 Notes (collectively, the "Initial Notes"). The Initial Notes were issued under an Indenture, dated September 23, 2019 (the “Indenture”), by and among the Issuer, Alcon Inc. and Citibank, N.A., as trustee (the “Trustee”). The Initial Notes are senior unsecured obligations of the Issuer and are fully and unconditionally guaranteed on a senior basis by Alcon.
Interest is payable on the Initial Notes on March 23 and September 23 of each year, beginning on March 23, 2020. The 2026 Notes will mature on September 23, 2026, the 2029 Notes will mature on September 23, 2029 and the 2049 Notes will mature on September 23, 2049.
The Issuer may redeem the 2026 Notes prior to July 23, 2026 (the date that is two months prior to their maturity date), the 2029 Notes prior to June 23, 2029 (the date that is three months prior to their maturity date) or the 2049 Notes prior to March 23, 2049 (the date that is six months prior to their maturity date) at a redemption price equal to 100% of the principal amount of the applicable series of Initial Notes plus a “make-whole premium” and accrued and unpaid interest, if any, up to, but excluding, the redemption date. The Issuer may also redeem the 2026 Notes on or after the date that is two months prior to their maturity date, the 2029 Notes on or after the date that is three months prior to their maturity date or the 2049 Notes on or after the date that is six months prior to their maturity date at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
In addition, the Issuer may redeem any series of the Initial Notes at its option, in whole, but not in part, for cash, at any time prior to their respective maturities at a price equal to 100% of the outstanding principal amount of such Initial Notes, plus accrued and unpaid interest, to, but excluding, the redemption date, if certain tax events occur that would obligate the Issuer to pay additional amounts as described in the Indenture.
Subject to certain limitations, in the event of a change of control triggering event, the Issuer will be required to make an offer to purchase each series of the Initial Notes at a price equal to 101% of the principal amount of the Initial Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.
The Indenture also contains certain limitations on the Issuer’s ability to incur liens, as well as customary events of default.
2020 Bond Offering
On May 27, 2020, the Issuer completed an offering of an additional $750,000,000 aggregate principal amount of its 2030 Notes. The 2030 Notes were issued under the same Indenture as the Initial Notes. The 2030 Notes are senior unsecured obligations of the Issuer and are fully and unconditionally guaranteed on a senior basis by Alcon.
Interest is payable on the 2030 Notes on May 27 and November 27 of each year, beginning on November 27, 2020. The 2030 Notes will mature on May 27, 2030.
The Issuer may redeem the 2030 Notes prior to February 27, 2030 (the date that is three months prior to their maturity date) at a redemption price equal to 100% of the principal amount of the 2030 Notes plus a “make-whole premium” and accrued and unpaid interest, if any, up to, but excluding, the redemption date. The Issuer may also redeem the 2030 Notes on or after the date that is three months prior to their maturity date at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
In addition, the Issuer may redeem the 2030 Notes at its option, in whole, but not in part, for cash, at any time prior to their respective maturities at a price equal to 100% of the outstanding principal amount of such 2030 Notes, plus accrued and unpaid interest, to, but excluding, the redemption date, if certain tax events occur that would obligate the Issuer to pay additional amounts as described in the Indenture.
Subject to certain limitations, in the event of a change of control triggering event, the Issuer will be required to make an offer to purchase the 2030 Notes at a price equal to 101% of the principal amount of the 2030 Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.
The Indenture also contains certain limitations on the Issuer’s ability to incur liens, as well as customary events of default.
Bridge Loan, Term Loan and Revolving Credit Facilities
In connection with the Spin‑off, we entered into a $1.5 billion unsecured 364‑day bridge loan facility with two extension options, each for a period of 180 days (the “Bridge Facility”), a $0.5 billion unsecured three‑year term loan facility (“Facility A”), a $0.8 billion unsecured five‑year term loan facility (“Facility B”), a $0.4 billion (or the equivalent in EUR) unsecured five‑year term loan facility (“Facility C”) and a $1.0 billion unsecured five‑year committed multicurrency revolving credit facility (the “Revolving Facility” and, together with the Bridge Facility, Facility A, Facility B and Facility C, the “Facilities” and the related agreement, the “Group Facilities Agreement”). In February 2021, the Revolving Facility term was extended to March 2026.
We and certain of our subsidiaries are borrowers under the Facilities. We guarantee the borrowings of such subsidiaries under the Facilities. In addition, the Revolving Facility includes a mechanism through which certain of our subsidiaries, as approved by the lenders, can accede as a borrower.
Prior to the Spin‑off, we borrowed an aggregate of approximately $3.2 billion under the Facilities and paid to Novartis approximately $3.0 billion of the net proceeds of the Bridge Facility, Facility A, Facility B and Facility C, including in satisfaction of certain intercompany indebtedness owed by Alcon and its subsidiaries to Novartis and its affiliates. We retained the remaining net proceeds of such Facilities for general corporate and working capital purposes. In September 2019, we used the proceeds of our Initial Notes Offering to pay off in full the Bridge Facility and Facility A. The Bridge Facility and Facility A are no longer available to us for borrowings.
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
As of December 31, 2020, $1.2 billion of borrowings was outstanding under the Facilities. Such indebtedness requires us to dedicate a portion of our future cash flows to payments on our debt, reducing our ability to use our cash flows to pay dividends, fund capital expenditures, BD&L or other strategic transactions, working capital and other general operational requirements.
10.D.        EXCHANGE CONTROLS
There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to Alcon, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold Alcon shares.

10.E.        TAXATION
The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of our shares. The statements of US and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this Annual Report, including the current Convention Between the United States and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, entered into force on December 19, 1997 (the "Treaty"), and the US Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, rulings, judicial decisions and administrative pronouncements, and may be subject to any changes in US and Swiss law and in any double taxation convention or treaty between the United States and Switzerland occurring after that date, which changes may have retroactive effect.
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
US Federal Income Taxation
The following discussion is a summary of the US federal income tax considerations generally applicable to the ownership and disposition of our shares. This summary is based on the Code, its legislative history, US Treasury Regulations, administrative guidance, published court decisions and the Treaty, all in effect as of the date hereof, and any of which may be repealed, revoked, or modified (possibly with retroactive effect) so as to result in US federal income tax consequences different from those discussed below. This summary is applicable to US Holders (as defined below) who are residents of the United States for purposes of the Treaty and who qualify for the full benefits of the Treaty. It applies only to US Holders that hold our shares as capital assets (generally, property held for investment purposes) and is of a general nature. This summary should not be construed to constitute legal or tax advice to any particular US Holder.
This summary does not apply to or address US Holders subject to special rules, including, without limitation, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt entities (including private foundations), insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds our shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of our stock, persons that hold our shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for US federal income tax purposes or persons whose functional currency is not the US dollar.
This summary does not purport to be a complete analysis of all of the potential US federal income tax considerations that may be relevant to US Holders in light of their particular circumstances. Further, it does not address any aspect of foreign, state, local or estate or gift taxation or the 3.8% surtax imposed on certain net investment income. Each US Holder is urged to consult its tax advisor regarding the application of US federal taxation to its particular circumstances and the, state, local, non-US and other tax considerations of the ownership and disposition of our shares.
General
For purposes of this discussion, a “US Holder” is a beneficial owner of our shares that is, for US federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for US federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source; or
•a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a US person under the Code.
If a partnership (or other entity treated as a partnership for US federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership that will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our shares and partners in such partnerships are urged to consult their tax advisors as to the particular US federal income tax consequences of an investment in our shares.
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
The amount of any dividend paid in Swiss francs (including any amounts withheld to pay Swiss withholding taxes) will be included in the gross income of a US Holder in an amount equal to the US dollar value of the Swiss francs calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the US Holder, regardless of whether the Swiss francs are converted into US dollars on such date. A US Holder will have a tax basis in the Swiss francs equal to their US dollar value on the date of receipt. If the Swiss francs received are converted into US dollars on the date of receipt, the US Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the Swiss francs received are not converted into US dollars on the date of receipt, a US Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Swiss francs. Such gain or loss generally will be treated as US source ordinary income or loss.
A US Holder may be entitled to deduct or credit Swiss withholding tax imposed on dividends paid to a US Holder, subject to applicable limitations in the Code. The rules governing the foreign tax credit are complex. US Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale, Exchange or Other Taxable Disposition of Our Shares
Subject to the PFIC rules discussed below, a US Holder generally will recognize a capital gain or loss on the sale, exchange or other taxable disposition of our shares in an amount equal to the difference between the amount realized for the shares and the US Holder’s adjusted tax basis in the shares. Any capital gain or loss will be long-term capital gain or loss if the ordinary shares have been held for more than one year. Individuals and other non-corporate US Holders who have long-term capital gains will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a US Holder generally will be treated as US source gain or loss for US foreign tax credit purposes.
Passive Foreign Investment Company Rules
A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the taxable year ending December 31, 2020, nor do we anticipate that we will be a PFIC in future taxable years. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of the taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for the taxable year ending December 31, 2020, or any future taxable year, or that the IRS will not take a contrary position.
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

We also make certain other documents available to the public (such as our Board committee charters, press releases and investor presentations) on our website (www.alcon.com).
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2020, the end of the period covered by this Annual Report, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2020, the end of the period covered by this Annual Report, we maintained effective disclosure controls and procedures.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP's attestation report on our internal control over financial reporting as of December 31, 2020 is included in Item 18 of this Annual Report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE AND FINANCIAL EXPERT
Our Board has determined that Lynn D. Bleil, Scott Maw, Karen May and Dieter Spälti, each of whom serves on our Audit and Risk Committee ("ARC"), are independent for purposes of serving on the audit committee under Rule 10A-3 and the listing standards promulgated by the New York Stock Exchange and are audit committee financial experts.
ITEM 16B. CODE OF ETHICS
Our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer are bound to adhere to our Code of Business Conduct, which applies to all of our associates and members of our Board. Our Code of Business Conduct is available on our website at www.alcon.com/about-us/responsible-business-practice.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information set forth under “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Corporate Governance—Auditors—Auditing Fees and Additional Fees" is incorporated by reference.
Policy on Audit and Risk Committee Pre-Approval of Services of Principal Accountant
The Audit and Risk Committee has established a written policy to pre-approve, on an annual basis, all anticipated audit and non-audit services provided by our independent auditors (“Pre-Approval Policy”). These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to 12 months from the date of pre-approval, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget.
The Pre-Approval Policy provides that the independent auditors may not perform any services for Alcon unless the independent auditors are engaged pursuant to the Pre-Approval Policy. In addition, the Pre-Approval Policy prohibits the Audit and Risk Committee from pre-approving certain non-audit services that are prohibited from being performed by the independent auditors by applicable securities laws. Management is required to periodically report to the Audit and Risk Committee regarding the extent of services provided by the independent auditors. In 2020, all audit-related, tax and other services provided by PwC were pre-approved.
In connection with its review and evaluation of non-audit services, the Audit and Risk Committee is required to and does consider and conclude that the provision of the non-audit services is compatible with maintaining the independence of the independent auditor.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of our Ordinary Shares by us and our affiliated purchasers during the fiscal year ended December 31, 2020:

Period	Total Number of Shares Purchased	Average Price Paid per Share (USD)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased Under the Plans or Programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	40,000	46.67	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	10,000	55.99	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
Total	50,000	48.53	—	—

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

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

PART III
ITEM 17.    FINANCIAL STATEMENTS
See response to "Item 18. Financial Statements."
ITEM 18.    FINANCIAL STATEMENTS
Please refer to the financial statements beginning on page F-1 of this Annual Report.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Alcon Inc., as amended December 1, 2020 (English Translation)
1.2	Regulations of the Board of Directors of Alcon Inc., as amended May 6, 2020 (English Translation)
2.1	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
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

4.1
Separation and Distribution Agreement by and between Novartis AG and Alcon Inc. - incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.2
Tax Matters Agreement by and between Novartis AG and Alcon Inc. - incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.3
Employee Matters Agreement by and between Novartis AG and Alcon Inc. - incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.4
Forward Manufacturing and Supply Agreement by and between Novartis Pharma AG and Alcon Inc. - incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.5
Reverse Manufacturing and Supply Agreement by and between Novartis Pharma AG and Alcon Inc. - incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.6
Transitional Services Agreement by and between Novartis AG and Alcon Inc. - incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.7
Patent and Know-How License Agreement by Novartis AG for the benefit of Alcon Inc. - incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.8
Patent and Know-How License Agreement by Alcon Inc. for the benefit of Novartis AG - incorporated by reference to Exhibit 99.8 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.9
Brand License Agreement by Novartis AG for the benefit of Alcon Inc. - incorporated by reference to Exhibit 99.9 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.10
Brand License Agreement by Alcon Inc. for the benefit of Novartis AG - incorporated by reference to Exhibit 99.10 to the Current Report on Form 6-K (File No. 001-31269) filed with the Securities and Exchange Commission on April 9, 2019

4.11
Facilities Agreement by and among Alcon Inc., as borrower, Bank of America Merrill Lynch International Designated Activity Company, BNP Paribas Fortis SA/NV, Citigroup Global Markets Limited, Morgan Stanley Bank International Limited and UBS AG, London Branch, as joint lead arrangers and joint bookrunners, and Citibank Europe PLC, UK Branch, as agent, dated as of March 6, 2019 - incorporated by reference to Exhibit 4.11 to the Registration Statement on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on March 13, 2019

4.12
Alcon Inc. Long Term Incentive Plan, as amended - incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 25, 2020

4.13
Alcon Inc. Deferred Bonus Stock Plan, as amended - incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 25, 2020

4.14
Alcon Swiss Employee Share Ownership Plan - incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-230794) filed with the Securities and Exchange Commission on April 10, 2019

4.15
Alcon Laboratories Ireland Share Participation Scheme - incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-230794) filed with the Securities and Exchange Commission on April 10, 2019

4.16	Alcon Inc. UK Share Incentive Plan, as amended
8.1	For a list of all principal subsidiaries of Alcon Inc., see "Item 18. Financial Statements-Note 28. Alcon subsidiaries".
12.1	Certification of David J. Endicott, Chief Executive Officer of Alcon Inc., Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of Timothy C. Stonesifer, Chief Financial Officer of Alcon Inc., Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of David J. Endicott, Chief Executive Officer of Alcon Inc., Pursuant to 18 U.S.C Section 1350
13.2	Certification of Timothy C. Stonesifer, Chief Financial Officer of Alcon Inc., Pursuant to 18 U.S.C Section 1350
15.1	Consent of PricewaterhouseCoopers LLP
15.2	Consent of PricewaterhouseCoopers SA
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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
Date: February 23, 2021

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

Consolidated income statement
(For the years ended December 31, 2020, 2019 and 2018)

($ millions except (loss) per share)	Note	2020	2019	2018
Net sales to third parties	5	6,763	7,362	7,149
Sales to former parent	25	—	—	4
Other revenues	5	70	146	—
Net sales and other revenues		6,833	7,508	7,153
Cost of net sales		(3,830)	(3,719)	(3,961)
Cost of other revenues		(63)	(127)	—
Gross profit		2,940	3,662	3,192
Selling, general & administration		(2,694)	(2,847)	(2,801)
Research & development		(673)	(656)	(587)
Other income		235	55	47
Other expense		(290)	(401)	(99)
Operating (loss)		(482)	(187)	(248)
Interest expense	6	(124)	(113)	(24)
Other financial income & expense	6	(29)	(32)	(28)
(Loss) before taxes		(635)	(332)	(300)
Taxes	7	104	(324)	73
Net (loss)		(531)	(656)	(227)

(Loss) per share ($)
Basic	8	(1.09)	(1.34)	(0.46)
Diluted	8	(1.09)	(1.34)	(0.46)

Weighted average number of shares outstanding (millions)(1)
Basic	8	489.0	488.2	488.2
Diluted	8	489.0	488.2	488.2
(1)For periods prior to the Spin-off, the denominator for basic and diluted (loss) per share was calculated using 488.2 million shares of common stock distributed in the Spin-off.

The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated statement of comprehensive loss
(For the years ended December 31, 2020, 2019 and 2018)

($ millions)	2020	2019	2018
Net (loss)	(531)	(656)	(227)
Other comprehensive income to be eventually recycled into the consolidated income statement:
Currency translation effects	19	(4)	(58)
Total of items to eventually recycle	19	(4)	(58)
Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial (losses)/gains from defined benefit plans, net of taxes(1)	(14)	(55)	8
Fair value adjustments on equity securities, net of taxes(2)	(7)	(2)	(23)
Total of items never to be recycled	(21)	(57)	(15)
Total comprehensive (loss)	(533)	(717)	(300)
(1)Amounts are net of tax benefits of $13 million and $11 million in 2020 and 2019, respectively, and net of tax expense of $2 million in 2018.
(2)Amounts are net of tax benefits of $3 million and $5 million in 2020 and 2019, respectively. No taxes were recorded in 2018.

The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated balance sheet
(At December 31, 2020 and 2019)

($ millions)	Note	2020	2019
Assets
Non-current assets
Property, plant & equipment	9	3,425	3,113
Right-of-use assets	16	358	324
Goodwill	10	8,905	8,905
Intangible assets other than goodwill	10	9,097	10,231
Deferred tax assets	11	399	354
Financial assets	12	218	307
Other non-current assets	12	211	185
Total non-current assets		22,613	23,419
Current assets
Inventories	13	1,644	1,505
Trade receivables	14	1,361	1,390
Income tax receivables		21	17
Cash and cash equivalents	18	1,557	822
Other current assets	15	404	502
Total current assets		4,987	4,236
Total assets		27,600	27,655

Equity and liabilities
Equity
Share capital	8.1	20	20
Reserves		18,802	19,283
Total equity		18,822	19,303
Liabilities
Non-current liabilities
Financial debts	17	3,949	3,218
Lease liabilities	16	315	280
Deferred tax liabilities	11	1,196	1,386
Provisions & other non-current liabilities	19	1,060	1,168
Total non-current liabilities		6,520	6,052
Current liabilities
Trade payables		876	833
Financial debts	17	169	261
Lease liabilities	16	70	61
Current income tax liabilities		149	107
Provisions & other current liabilities	20	994	1,038
Total current liabilities		2,258	2,300
Total liabilities		8,778	8,352
Total equity and liabilities		27,600	27,655

The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated statement of changes in equity
(For the years ended December 31, 2020, 2019 and 2018)

($ millions)	Share capital	Other reserves	Former parent net investment(1)	Fair value adjustments on marketable securities	Fair value adjustments on equity securities	Actuarial (losses)/gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(2)	Equity(1)

Balance as of December 31, 2017, as previously reported	—	—	22,942	25	—	(25)	87	87	23,029
Impact of change in accounting policies(3)			25	(25)	—	—	—	(25)	—
Restated balance as of January 1, 2018	—	—	22,967	—	—	(25)	87	62	23,029
Net (loss)			(227)					—	(227)
Other comprehensive (loss)				—	(23)	8	(58)	(73)	(73)
Total comprehensive (loss)	—	—	(227)	—	(23)	8	(58)	(73)	(300)
Movements of financing provided to former parent, net			(119)					—	(119)
Other transactions with former parent			27					—	27
Other movements(4)			2					—	2
Total other movements	—	—	(90)	—	—	—	—	—	(90)
Balance as of December 31, 2018	—	—	22,650	—	(23)	(17)	29	(11)	22,639
Net (loss)		(547)	(109)					—	(656)
Other comprehensive (loss)				—	(2)	(55)	(4)	(61)	(61)
Total comprehensive (loss)	—	(547)	(109)	—	(2)	(55)	(4)	(61)	(717)
Movements of financing provided to former parent, net			(2,658)					—	(2,658)
Other transactions with former parent			(46)					—	(46)
Reclassification of deferred equity-compensation			(7)					—	(7)
Distribution by former parent of share capital	20	19,812	(19,832)					—	—
Equity-based compensation		87	—					—	87
Other movements(4)		3	2					—	5
Total other movements	20	19,902	(22,541)	—	—	—	—	—	(2,619)
Balance as of December 31, 2019	20	19,355	—	—	(25)	(72)	25	(72)	19,303
Net (loss)		(531)	—					—	(531)
Other comprehensive (loss)				—	(7)	(14)	19	(2)	(2)
Total comprehensive (loss)	—	(531)	—	—	(7)	(14)	19	(2)	(533)
Equity-based compensation		70	—					—	70
Other movements(4)		5	—			(23)		(23)	(18)
Total other movements	—	75	—	—	—	(23)	—	(23)	52
Balance as of December 31, 2020	20	18,899	—	—	(32)	(109)	44	(97)	18,822
(1)     For periods prior to the Spin-off "Former parent net investment" and "Equity" were presented as "Retained earnings" and "Invested capital", respectively, and were renamed upon the execution of the Spin-off.
(2)     "Total value adjustments" are presented net of the corresponding tax effects.
(3)    The impact of change in accounting policies includes $25 million relating to IFRS 9 implementation and nil relating to IFRS 15 implementation.
(4)     Activity includes hyperinflationary accounting (see Note 3 to the Consolidated Financial Statements) and an adjustment to actuarial (losses) for other post-employment benefit obligation assumption changes directly related to the Spin-off on April 9, 2019 but which was not recorded at that time.

The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated statement of cash flows
(For the years ended December 31, 2020, 2019 and 2018)

($ millions)	Note	2020	2019	2018

Net (loss)		(531)	(656)	(227)
Adjustments to reconcile net (loss) to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	21.1	1,626	1,456	1,622
Equity-based compensation expense		105	83	—
Non-cash change in provisions and other non-current liabilities		(106)	(4)	(10)
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		42	5	4
Interest expense		124	113	24
Other financial income & expense		29	32	28
Taxes		(104)	324	(73)
Interest received		5	7	1
Interest paid		(105)	(67)	(10)
Other financial payments		(5)	(18)	(29)
Taxes paid		(97)	(224)	(203)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		983	1,051	1,127
Net payments out of provisions and other cash movements in non-current liabilities		(115)	(83)	(67)
Change in net current assets and other operating cash flow items	21.2	(45)	(48)	80
Net cash flows from operating activities		823	920	1,140
Purchase of property, plant & equipment		(479)	(553)	(524)
Proceeds from sale of property, plant & equipment		6	—	—
Purchase of intangible assets		(88)	(123)	(188)
Purchase of financial assets		(11)	(59)	(57)
Proceeds from sales of financial assets		—	8	7
Purchase of other non-current assets		—	(1)	—
Acquisitions of businesses, net	21.3	—	(283)	(239)
Net cash flows used in investing activities		(572)	(1,011)	(1,001)
Movements of financing provided to former parent, net		—	(2,658)	(119)
Proceeds from non-current financial debts, net of issuance costs	21.4	744	3,724	—
Proceeds from Bridge Facility, net of issuance costs	21.4	—	1,495	—
Repayment of non-current financial debts	21.4	—	(509)	—
Repayment of Bridge Facility	21.4	—	(1,500)	—
Change in current financial debts	21.4	(139)	202	(6)
Lease payments	21.4	(69)	(52)	—
Change in other financial receivables from former parent	21.4	—	39	26
Change in other financial liabilities to former parent	21.4	—	(67)	21
Other financing cash flows		(70)	(15)	—
Net cash flows from/(used in) financing activities		466	659	(78)
Effect of exchange rate changes on cash and cash equivalents		18	27	(6)
Net change in cash and cash equivalents		735	595	55
Cash and cash equivalents at January 1		822	227	172
Cash and cash equivalents at December 31		1,557	822	227
The accompanying Notes form an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.
1.     Description of business
Alcon Inc. (the "Company") and the subsidiaries it controls (collectively "Alcon") is a leading eye care company. Alcon is a multinational company specializing in the research, development, manufacturing and marketing of a broad range of eye care products within two businesses: Surgical and Vision Care. Alcon is a stock corporation organized under the laws of Switzerland, domiciled in Fribourg, Switzerland, with global headquarters located in Geneva, Switzerland.
On February 28, 2019, Novartis AG (“Novartis” or “Former Parent”) shareholders at their Annual General Meeting approved the proposed 100% spin-off of Alcon through the distribution of a dividend-in-kind of new Alcon shares to Novartis shareholders and Novartis ADR holders (the “Spin-off”), subject to completion of certain conditions precedent to the distribution. Amendment No. 6 to the Company's Registration Statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 22, 2019, ("2018 Form 20-F"), was declared effective by the SEC on that same day. On April 9, 2019, Novartis completed the Spin-off, which resulted in the Company becoming an independent, publicly-traded company. Each Novartis shareholder of record as of April 8, 2019 and each holder of Novartis’ ADR of record as of April 1, 2019 received one share of Alcon common stock for every five shares of Novartis common stock or Novartis ADR held. The shares of the Company are listed on the SIX Swiss Stock Exchange ("SIX") and on the New York Stock Exchange ("NYSE") under the symbol “ALC”.
The Consolidated Financial Statements of Alcon are comprised of Consolidated Balance Sheet as of December 31, 2020 and 2019 and the Consolidated Income Statement, Consolidated Statement of Comprehensive Loss, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the years ended December 31, 2020, 2019 and 2018.
The country of operation and percentage ownership of the legal entities with "Total assets" or "Net sales to third parties" in excess of $5 million included in the Consolidated Financial Statements are disclosed in Note 28.
2.     Basis of preparation
The accompanying Consolidated Financial Statements present our historical financial position, results of operations, comprehensive loss, and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including the basis of preparation as described in this Note and with the accounting policies as described in Note 3 to these Consolidated Financial Statements.
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
IFRS does not provide principles for the preparation of combined financial statements for carve-out financial statements, and accordingly in preparing the financial statements for periods prior to the Spin-off certain accounting and allocation conventions commonly used in practice for the preparation of carve-out financial statements were applied. The assets and liabilities included in the balance sheet prior to Spin-off were measured at the carrying amounts recorded in Novartis Group Consolidated Financial Statements.
The financial statements for periods prior to the Spin-off include all Alcon subsidiaries and all Alcon business operated within Novartis Group subsidiaries over which Alcon has control, by applying the principles of IFRS 10, Consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
For periods prior to the Spin-off, the financial statements include the attribution of certain assets and liabilities that were historically held at the Novartis corporate level that were specifically identifiable or attributable to Alcon on a standalone basis and were recognized on the pre-Spin-off balance sheet through retained earnings in invested capital. The most significant of which were defined benefit plans, current and deferred income taxes, financial debts, financial investments and the Alcon brand name. The Alcon brand name was used to market the products of Alcon and the products within Novartis Innovative Medicines Divisions' ophthalmology pharmaceutical business. The Novartis Group transferred the full rights to the Alcon brand name to Alcon in connection with the Spin-off. As a result, the carrying value of the Alcon brand name was fully attributed to Alcon in the financial statements.
The income and expenses related to the hedging transactions prior to the Spin-off were allocated to Alcon based on the estimated currency exposure of Alcon and are recorded to Other financial income & expense in the income statement and recognized directly through retained earnings in Invested capital (renamed upon execution of the Spin-off).
The majority of Alcon's subsidiaries were party to Novartis cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances were swept by Novartis regularly from Alcon's bank accounts. The net position with the Novartis cash pooling accounts at the end of each reporting period prior to the Spin-off were reflected in the balance sheet in Other financial receivables from former parent or Other financial liabilities to former parent.
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
Novartis third-party debt and the related interest expense were not allocated to Alcon when Alcon's subsidiaries were not the legal obligor of the debt and when Novartis borrowings were not directly attributable to Alcon's business. The financial statements for periods prior to the Spin-off include third-party debt and the related interest expense when Alcon's subsidiaries were the legal obligor of the debt and when the borrowings were directly attributable to Alcon's business.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
Alcon's Invested capital in the financial statements for the periods prior to Spin-off represents the excess of total assets over total liabilities and, in addition to the items described above, was impacted by the following:
•Currency translation adjustments of the Novartis Group multi-divisional subsidiaries were allocated between Alcon and the Novartis retained businesses by applying allocation keys based on net assets of each respective business.
•Other transactions with Novartis Group as shown on the Consolidated Statement of Changes in Equity represents the movements in Invested capital resulting from the preparation of the financial statements in accordance with the basis of preparation described in this Note.
•Movements of financing provided to Novartis Group as shown on the Consolidated Statement of Changes in Equity and on the Consolidated Statement of Cash Flows primarily represent the net contributions from Alcon to Novartis Group.
For the periods prior to the Spin-off, the financial statements include charges and allocation of expenses related to certain Novartis business support functions and Novartis corporate general and administration functions. Alcon considers the charges and allocation methodology and results to be reasonable. However, the charges and allocations may not be indicative of the actual expense that would have been incurred had Alcon operated as an independent, publicly traded company for the periods prior to the Spin-off. The following is a brief description of the nature of these charges and allocations:
•Alcon received services from Novartis Business Services (“NBS”), the shared service organization of Novartis Group, across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations. The financial statements include the appropriate costs related to the services rendered, without profit margin, in accordance with the historical arrangements that existed between Novartis and the Alcon business prior to the Spin-off. Refer to Note 25 to these Consolidated Financial Statements for additional disclosures.
•Certain Novartis corporate general and administrative functions costs, in the areas of corporate governance, including board of directors, corporate responsibility and other corporate functions, such as tax, corporate governance and listed company compliance, investor relations, internal audit, treasury, communications functions and the net interest on the net defined benefit liability were not charged or allocated to the Alcon business in the past. The financial statements include a reasonable allocation of these Novartis corporate general and administrative functions costs and net interest on the net defined benefit liability, based on reasonable assumptions and estimates. The corporate general and administrative function costs allocations were based on the direct and indirect costs incurred to provide the respective services. When specific identification was not practicable, a proportional cost allocation method was used, primarily based on sales, or headcount. Management believes that the allocations reasonably approximate the corporate general and administrative functions costs Alcon may have incurred had it operated as a standalone company. However, the allocations may not be indicative of the actual expense that would have been incurred had Alcon operated on a standalone basis prior to the Spin-off. Refer to Note 25 to these Consolidated Financial Statements for additional disclosures.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
Impact of the coronavirus (“COVID-19”) pandemic
In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets, resulting in widespread shelter-in-place orders, business shut-downs and the deferral of non-urgent surgeries. This has had, and may continue to have, an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
We have analyzed the impact of the COVID-19 pandemic on our financial statements for the twelve months ended December 31, 2020. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in the context of the unknown future impacts of COVID-19 using information reasonably available to us at this time. The accounting estimates and other matters assessed include, but were not limited to, provisions for expected credit losses, recoverability of goodwill and other intangible assets, financial instruments, inventory provisions, associate benefits, income taxes and revenue recognition. Based on our assessment performed, the resulting provisions recorded were not material to our Consolidated Financial Statements for the twelve months ended December 31, 2020. However, the inherent uncertainties of COVID-19 including the duration, scope, and severity of the pandemic may result in actual outcomes that differ materially from our current assumptions and estimates.
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
For entities not operating in hyperinflationary economies, the entities results, financial position and cash flows that do not have USD as their functional currency are translated into USD using the following exchange rates:
•Income, expense and cash flows using for each month the average exchange rate with the USD values for each month being aggregated during the year.
•Balance sheet using year-end exchange rates.
•Resulting exchange rate differences are recognized in other comprehensive income.
The hyperinflationary economies in which Alcon operates are Argentina and Venezuela. Venezuela was hyperinflationary for all years presented, and Argentina became hyperinflationary effective July 1, 2018, requiring retroactive implementation of hyperinflation accounting as of January 1, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period is recorded in "Other Reserves" in equity. The subsequent gains or losses resulting from the restatement of non-monetary assets are recorded in "Other financial income & expense" in the consolidated income statement.
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
Property, plant and equipment
Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Freehold land is not depreciated. The related depreciation expense is included in the costs of the functions using the asset or "Cost of net sales" in the consolidated income statement.
Property, plant and equipment are assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.
The following table shows the respective useful lives for property, plant and equipment:

Useful life
Buildings and improvements	10 to 40 years
Machinery and other equipment
Machinery and equipment	5 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years
Business combinations
From January 1, 2020, with the adoption of Amendments to IFRS 3, Business Combinations, Alcon's accounting policy for business combinations is as follows:
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary may include:
•fair values of the assets transferred;
•liabilities incurred to the former owners of the acquired business;
•equity interests issued by the Company;
•fair value of an asset or liability resulting from a contingent consideration arrangement; and
•fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill, or directly in the income statement if it is a bargain purchase. Alcon primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in calculating the fair value of identifiable assets acquired when allocating the purchase consideration paid for the acquisition. The estimates used in calculating fair values involve significant judgment by management and include assumptions with measurement uncertainty such as, the amount and timing of projected cash flows, long-term sales forecasts, the timing and probability of regulatory and commercial success, and the discount rate.
Acquisition related costs are expensed as incurred.
Alcon may elect on a transaction-by-transaction basis to apply the optional concentration test to assess whether a transaction qualifies as a business. Under the test, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, Alcon will account for the transaction as an asset purchase and not a business combination.
If the concentration test is not met, or Alcon elects not to apply this optional test, Alcon will perform an assessment focusing on the existence of inputs and processes that have the ability to create outputs to determine whether the transaction is an asset purchase or a business combination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Prior to the adoption of Amendments to IFRS 3 on January 1, 2020, Alcon's accounting policy for business combinations was as follows:
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary may include:
•fair values of the assets transferred;
•liabilities incurred to the former owners of the acquired business;
•equity interests issued by the Company;
•fair value of an asset or liability resulting from a contingent consideration arrangement; and
•fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill, or directly in the income statement if it is a bargain purchase. Alcon primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in calculating the fair value of net identifiable assets acquired when allocating the purchase consideration paid for the acquisition. The estimates used in calculating fair values involve significant judgment by management and include assumptions with measurement uncertainty such as, the amount and timing of projected cash flows, long-term sales forecasts, the timing and probability of regulatory and commercial success, and the discount rate.
Acquisition related costs are expensed as incurred.
Goodwill and intangible assets
The annual impairment testing date is Alcon's financial year-end, December 31.
Goodwill
Goodwill arises in a business combination and is the excess of the consideration transferred to acquire a business over the underlying fair value of the net identified assets acquired. It is allocated to groups of cash generating units ("CGUs") which are usually represented by the reportable segments, which are the same as Alcon's operating segments. Goodwill is tested for impairment annually at the level of these groups of CGUs, and any impairment charges are recorded under "Other expense" in the consolidated income statement.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table shows the respective useful lives for available-for-use intangible assets and the location in the consolidated income statement in which the respective amortization and any potential impairment charge is recognized:

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
From July 1, 2019, the useful life of Alcon's new SAP ERP software was extended from 7 years to 10 years on a prospective basis based on Alcon's multi-year transformation program which centers on one ERP platform across the organization. This change in estimate resulted in a $5 million reduction in amortization expense during the six months ended December 31, 2019 and a $10 million reduction in amortization expense for the twelve months ended December 31, 2020. This change in estimate will reduce amortization expense up to $10 million per year during the remaining useful life of the SAP ERP software assets placed in service at the time of the change.
The corresponding "Intangible assets available for use" portion of the accounting policy was updated in 2019 to reflect that the useful life for Other intangible assets (including software) was extended from 3 to 7 years to 3 to 10 years.
Acquired In-Process Research & Development ("IPR&D")
Acquired research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are recognized as IPR&D.
IPR&D is not amortized, but evaluated for potential impairment on an annual basis or when facts and circumstances warrant. IPR&D is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal ("FVLCOD") and its value in use ("VIU"). Usually, Alcon applies the FVLCOD method for its impairment assessments. Under this approach when evaluating IPR&D for potential impairment, FVLCOD is estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates used in calculating the net present values involve significant judgment by management and include assumptions with measurement uncertainty such as, the amount and timing of projected cash flows, long-term sales forecasts, discount rate, and the timing and probability of regulatory and commercial success. In the limited cases where the VIU method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.
Any impairment charge is recorded in the consolidated income statement under "Research & development".
Once a project included in IPR&D has been successfully developed it is transferred to the "Currently marketed products" category.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
A CGU to which goodwill has been allocated (reportable segments) is considered impaired when its carrying amount, including the goodwill, exceeds its recoverable amount, which is defined as the higher of its FVLCOD and its VIU. If the recoverable amount of the reportable segment is less than its carrying amount, an impairment loss shall be recognized. The impairment loss shall be allocated to reduce the carrying amount of any goodwill allocated to the reportable segment first, with any remaining impairment loss allocated to other assets of the reportable segment on a pro-rata basis of their carrying amount.
An intangible asset other than goodwill is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its FVLCOD and its VIU. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset shall be reduced to its recoverable amount. That reduction is an impairment loss. Usually, Alcon applies the FVLCOD method for its impairment assessment. In most cases no direct or indirect observable market prices for identical or similar assets are available to measure the fair value less costs of disposal. Therefore, an estimate of FVLCOD is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the VIU method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

FVLCOD reflects estimates of assumptions that market participants would be expected to use when pricing the asset or CGUs, and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset.
The estimates used in calculating the net present values involve significant judgment by management and include assumptions with measurement uncertainty, such as the following:
•Amount and timing of projected cash flows;
•Long-term sales forecasts for periods of up to 25 years including sales growth rates;
•Royalty rate for the Alcon brand name;
•Terminal growth rate; and
•Discount rate.
Other assumptions used in the net present values calculation include:
•Future tax rate;
•Actions of competitors (launch of competing products, marketing initiatives, etc.); and
•Outcome of R&D activities and forecast of related costs (future product developments).
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
Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term and highly liquid investments with original or weighted-average maturities of three months or less which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are usually presented within current financial debts on the consolidated balance sheet except in cases where a right of offset has been agreed with a bank which then allows for presentation on a net basis.
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
For loans, advances and other deposits valued at amortized cost, impairments, which are based on their expected credit losses, and exchange rate losses are included in "Other expense" in the consolidated income statement and exchange rate gains and interest income, using the effective interest rate method, are included in "Other income" in the consolidated income statement.
For long-term receivables from customers, provisions for uncollectable amounts, which are based on their expected credit losses, are recorded as marketing and selling costs recognized in the consolidated income statement within "Selling, general & administration" expenses.
Fund investments are valued at fair value through profit and loss ("FVPL"). Unrealized gains and losses, including exchange gains and losses, are recognized in the consolidated income statement in "Other income" for gains and "Other expense" for losses.
Equity securities and convertible notes receivable held as strategic investments are generally designated at the date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss. Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

adjustment in the consolidated statement of comprehensive income. They are reclassified to "Other Reserves" when the equity security is sold. If these equity securities and convertible notes receivable are not designated at the date of acquisition as financial assets valued at fair value through other comprehensive income, they are valued at FVPL, as described above for fund investments. Changes in fair value of options to acquire development stage companies are charged to research and development expense.
Derivative financial instruments are initially recognized in the consolidated balance sheet at fair value and are remeasured to their current fair value at the end of each subsequent reporting period. The valuation of forward exchange rate contracts and foreign exchange swaps are based on the discounted cash flow model, using interest curves and spot rates at the reporting date as observable inputs. Unsettled forward contracts and swaps are measured at fair value at quarter-end with changes in fair value recorded to the consolidated income statement as unrealized gains or losses in "Other financial income & expense". Settled forward contracts and swaps are measured at maturity date at fair value with corresponding realized gains or losses recognized in the consolidated income statement in "Other financial income & expense". No hedge accounting is applied for these arrangements.
Inventories
Inventory is valued at acquisition or production cost determined on a first-in, first-out basis. This value is used for the "Cost of net sales" and "Cost of other revenues" in the consolidated income statement. Unsalable inventory is fully written off in the consolidated income statement under "Cost of net sales" and "Cost of other revenues".
Trade receivables
Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as chargebacks and cash discounts.
Provisions for expected credit losses are established using an expected credit loss model ("ECL"). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivable. These provisions represent the difference between the trade receivable's carrying amount and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as marketing and selling costs recognized in the consolidated income statement within "Selling, general & administration" expenses.
Leases
Effective January 1, 2019, Alcon adopted IFRS 16, Leases. As lessee, Alcon assesses whether a contract contains a lease at inception of a contract based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Alcon recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases for which Alcon has elected the recognition exemptions allowed under IFRS 16.
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
Lease liabilities
Lease liabilities are accounted for at amortized cost and are initially measured at the present value of future lease payments and are classified as current or non-current based on the due dates of the underlying principal payments. In determining the lease term, Alcon evaluates the renewal options and termination options reasonably certain to be exercised. Lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, the incremental borrowing rate Alcon would be expected to pay within the respective markets, on a borrowing with a similar term and security. Interest in the period is recorded within "Interest expense" in Alcon's consolidated income statement.
Lease liabilities are remeasured for changes in estimated lease term, future lease payments arising from a change in an index or rate, amounts expected to be payable under a residual value guarantee, or in assessment of whether Alcon will exercise a purchase, extension or termination option. Changes to initial lease contract terms are assessed to determine

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated income statement and are classified as cash flows from operating activities. Short-term leases are leases with a lease term of twelve months in duration or less.
Legal liabilities
Alcon is subject to contingencies arising in the ordinary course of business such as patent litigation and other product-related litigation, commercial litigation, and governmental investigations and proceedings. Provisions are recorded where a reliable estimate can be made of the probable outcome of legal or other disputes against the subsidiary.
Contingent consideration
In a business combination, it is necessary to recognize contingent future payments to previous owners representing contractually defined potential amounts as a liability. Usually for Alcon, these are linked to development or commercial milestones related to certain assets and are recognized as a financial liability at their fair value, which is then re-measured at each subsequent reporting date.
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
Changes in the fair value of contingent consideration liabilities in subsequent periods are recognized in the consolidated income statement in "Cost of net sales" for currently marketed products and in "Research & development" for IPR&D.
The effect of unwinding the discount over time is recognized in "Interest expense" in the consolidated income statement.
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
The current service cost for such post-employment benefit plans is included in the personnel expenses of the various functions where the associates are employed. The net interest on the net defined benefit liability is recognized as "Other expense" or "Other income". The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Past service cost is recognized as "Other expense" or "Other income" in the consolidated income statement for the change in the present value of a defined benefit obligation for employee service in prior periods resulting from a plan amendment or a curtailment.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Financial debts
Financial debts are initially recognized at fair value, net of transaction costs incurred. Financial debts are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs and discounts) and the redemption amount is recognized in the consolidated income statement over the period of the financial debts using the effective interest method. Fees paid on the establishment of credit facilities are recognized as transaction costs of the financial debt to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates, and is recognized in "Other financial income & expense" in the consolidated income statement.
Financial debts are derecognized from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial debt that has been extinguished and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in "Other financial income & expense" in the consolidated income statement.
Interest paid on financial debts is classified as operating activities in the consolidated statement of cash flows. Financial debts are classified as current liabilities unless Alcon has an unconditional right and intent to defer the settlement of the liability for at least twelve months after the reporting period.
Revenue
Net sales to third parties
Revenue on the sale of Alcon products and services, which is recorded as "Net sales to third parties" in the consolidated income statement, is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue would be recognized upon the satisfaction of acceptance criteria. The amount of revenue to be recognized is based on the consideration Alcon expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the relative standalone selling price of each performance obligation.
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
•Surgical equipment revenue from outright cash sales and installment sales arrangements is recognized at the point in time when control is transferred to the customer. Current portion of long-term receivables from customers and long-term receivables from customers for installment sales arrangements are recorded in "Other current assets" (see "Current portion of long-term receivables from customers" in Note 15 of these Consolidated Financial Statements) and "Financial assets" (see "Long-term receivables from customers" in Note 12 of these Consolidated Financial Statements), respectively. Financing income for installment sales arrangements longer than twelve months is recognized over the term of the arrangement in "Other Income". Alcon applies the practical expedient under IFRS 15 to installment sales arrangements that are twelve months or less in duration.
•In addition to cash and installment sales, revenue is recognized under finance and operating lease arrangements. Leases in which Alcon transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair value of the equipment, which approximates the present value of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements longer than twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in "Other income". Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term in "Net sales to third parties".
The consideration Alcon receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal of cumulative sales will not occur. The most common elements of variable consideration are listed below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

•Rebates and discounts granted to government agencies, wholesalers, retail pharmacies and other customers are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.
•Cash discounts are offered to customers to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.
•Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of Alcon agreeing to customer returns and Alcon can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.
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
Research & development
Internal research & development ("R&D") costs are fully charged to "Research & development" in the consolidated income statement in the period in which they are incurred. Alcon considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union, Switzerland, China or Japan.
Payments made to third parties to in-license or acquire intellectual property rights and products, including initial upfront and subsequent milestone payments, are capitalized as intangible assets. If additional payments are made to the originator company to continue to perform R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Alcon. Such additional payments will be capitalized if they are deemed to be compensation for the transfer to Alcon of additional intellectual property developed at the risk of the originator company. Subsequent internal R&D costs in relation to IPR&D and other assets are expensed until such time that technical feasibility can be proven, as demonstrated by the receipt of marketing approval for the related product from a regulatory authority in a major market.
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
PSUs are subject to certain performance criteria being achieved during the vesting period and require plan participants to provide services during the vesting period. PSUs granted under Alcon's plans are subject to performance criteria based on internal performance metrics. The expense is determined taking into account assumptions concerning performance during the period relative to targets and expected forfeitures due to plan participants not meeting their service conditions. These assumptions are periodically adjusted. Any change in estimates for past services is recorded immediately as an expense or income in the consolidated income statement and amounts for future periods are expensed over the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

remaining vesting period. As a result, at the end of the vesting period, the total charge during the whole vesting period represents the amount that will finally vest. The number of equity instruments that finally vest is determined at the vesting date.
If a plan participant leaves Alcon for reasons other than retirement, disability or death, then unvested restricted shares, RSUs and PSUs are forfeited, unless determined otherwise by the provision of the plan rules or by the Compensation Committee of the Alcon Board of Directors, for example, in connection with a reorganization.
Restructuring charges
Restructuring provisions are recognized for the direct expenditures arising from the restructuring, where the plans are sufficiently detailed and where appropriate communication to those affected has been made.
Charges to increase restructuring provisions are included in "Other expense" in the consolidated income statement. Corresponding releases are recorded in "Other income" in the consolidated income statement.
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
Earnings/(loss) per share
Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.
Impact of adopting amended standards in 2020
Effective January 1, 2020, Alcon adopted Amendments to IFRS 3, Business Combinations, for transactions occurring on or after January 1, 2020. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments define a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities.
One of the key changes is the introduction of an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The introduction of the optional concentration test is a fundamental change in the determination of a business combination, applied on a transaction-by-transaction basis. Specifically, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the set is not a business.
If the initial concentration test is not met, or Alcon elects not to apply the concentration test, an assessment focusing on the existence of inputs and processes that have the ability to create outputs is required. The changes to the definition of a business will likely result in Alcon accounting for more acquisitions as asset acquisitions.
The adoption of this amended standard on January 1, 2020 did not have a significant impact on our Consolidated Financial Statements.
New standards and interpretations not yet adopted
There are no IFRS standards or interpretations not yet effective that would be expected to have a material impact on Alcon.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

4.     Significant transactions
Significant transactions in 2020
Series 2030 notes issuance
On May 27, 2020, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed an offering of $750 million of non-current financial debt consisting of 2.600% senior notes due 2030. The senior notes are described in Note 17 of these Consolidated Financial Statements.
Significant transactions in 2019
Refinancing of Bridge Facility and Facility A financial debts
On September 23, 2019, Alcon, through its wholly owned subsidiary AFC, refinanced $2 billion of the bridge and term loans, which had been issued in April 2019, with $500 million of 2.750% senior notes due 2026, $1 billion of 3.000% senior notes due 2029, and $500 million of 3.800% senior notes due 2049. The bridge and term loans, notes, and refinancing are described in Note 17 of these Consolidated Financial Statements.
Completion of Spin-off from Novartis through a dividend in kind distribution to Novartis shareholders
The Spin-off was executed on April 9, 2019 as described in Note 1 of these Consolidated Financial Statements. The below transactions occurred in April 2019, immediately preceding the Spin-off.
On April 2, 2019, Alcon borrowed $3.2 billion against the bridge and other term loans which were executed on March 6, 2019 and are described in Note 17 of these Consolidated Financial Statements. These borrowings increased Alcon's third party financial debts to $3.5 billion at the date of Spin-off. Through a series of intercompany transactions, Alcon then paid approximately $3.1 billion in cash to Novartis and its affiliates prior to the Spin-off, decreasing Alcon's net assets to approximately $20.0 billion at the date of Spin-off.
Surgical - Acquisition of PowerVision, Inc.
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
The fair value of the total purchase consideration was $424 million. This amount consisted of an initial cash payment of $289 million and the fair value of the probability weighted contingent consideration of $135 million due to PowerVision shareholders, which they are eligible to receive upon the achievement of specified regulatory and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $418 million, which consisted of in-process research & development intangible assets of $505 million, a net deferred tax liability of $93 million, and other net assets of $6 million. Goodwill of $6 million was also recognized which is attributable to the assembled workforce. Cash paid for the acquisition, net of cash acquired, was $283 million. The 2019 results of operations following the date of acquisition and transaction costs for the acquisition were not material.
Significant transactions in 2018
Surgical - Acquisition of TrueVision Systems, Inc.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

also recognized which is attributable to the assembled workforce. The 2018 results of operations following the date of acquisition were not material.
Vision Care - Acquisition of Tear Film Innovations, Inc.
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

5.     Segment information
The segment information disclosed in these Consolidated Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution, and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
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
The basis of preparation described in Note 2, and the selected accounting policies mentioned in Note 3 of these Consolidated Financial Statements are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, spin readiness and separation costs, transformation costs, fair value adjustments of contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, and certain other income and expense items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs. For a portion of the historical comparative periods only, the related corporate function costs were allocated to Alcon from its Former Parent.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal settlements, integration related expenses and other income and expense items not attributed to a specific segment.
Certain income and expense items, primarily related to fair value adjustments of contingent consideration liabilities and option rights and integration related expenses, previously included in segment contribution in the prior year periods have been reclassified to conform with reporting of segment contribution to the CODM in the current period. The reclassifications resulted in an increase in Surgical and Vision Care segment contribution of $34 million and $17 million, respectively, in the year ended December 31, 2019 and an increase in Surgical and Vision Care segment contribution of $33 million and $6 million, respectively, in t    he year ended December 31, 2018.
Segmentation - Consolidated income statement

	Surgical		Vision Care		Company
($ millions)	2020	2019	2020	2019	2020	2019
Net sales to third parties	3,710	4,174	3,053	3,188	6,763	7,362
Other revenues	—	—	70	146	70	146
Net sales and other revenue	3,710	4,174	3,123	3,334	6,833	7,508
Segment contribution	672	957	419	580	1,091	1,537
Amortization of intangible assets					(1,078)	(1,084)
Impairment charges on intangible assets					(167)	—
General & administration (corporate)					(232)	(216)
Separation costs					(217)	(237)
Spin readiness costs					—	(72)
Transformation costs					(49)	(52)
Fair value adjustments of contingent consideration liabilities					63	75
Past service costs for post-employment benefit plan amendments					154	(2)
Other					(47)	(136)
Operating (loss)					(482)	(187)
Interest expense					(124)	(113)
Other financial income & expense					(29)	(32)
(Loss) before taxes					(635)	(332)
Included in segment contribution are:

	Surgical		Vision Care		Not allocated		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019
Depreciation of property, plant & equipment	(122)	(112)	(171)	(155)	—	—	(293)	(267)
Depreciation of right-of-use assets	(47)	(42)	(32)	(24)	—	—	(79)	(66)
Impairment charges on property, plant & equipment, net	(6)	(3)	—	(5)	—	—	(6)	(8)
Equity-based compensation	(55)	(55)	(45)	(44)	(13)	(15)	(113)	(114)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	Surgical		Vision Care		Company
($ millions)	2019	2018	2019	2018	2019	2018
Net sales to third parties	4,174	3,999	3,188	3,150	7,362	7,149
Sales to former parent	—	2	—	2	—	4
Other revenues	—	—	146	—	146	—
Net sales and other revenues	4,174	4,001	3,334	3,152	7,508	7,153
Segment contribution	957	846	580	600	1,537	1,446
Amortization of intangible assets					(1,084)	(1,019)
Impairment charges on intangible assets					—	(378)
General & administration (corporate)					(216)	(206)
Separation costs					(237)	—
Spin readiness costs					(72)	(32)
Transformation costs					(52)	—
Fair value adjustments of contingent consideration liabilities					75	62
Past service costs for post-employment benefit plan amendments					(2)	(1)
Other					(136)	(120)
Operating (loss)					(187)	(248)
Interest expense					(113)	(24)
Other financial income & expense					(32)	(28)
(Loss) before taxes					(332)	(300)
Included in segment contribution are:

	Surgical		Vision Care		Not allocated		Company
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018
Depreciation of property, plant & equipment	(112)	(114)	(155)	(125)	—	—	(267)	(239)
Depreciation of right-of-use assets	(42)	—	(24)	—	—	—	(66)	—
Impairment charges on property, plant & equipment, net	(3)	(1)	(5)	(1)	—	—	(8)	(2)
Equity-based compensation(1)	(55)	(45)	(44)	(36)	(15)	(12)	(114)	(93)
(1)Equity-based compensation not allocated to segments in 2018 reflects an estimate of the allocation for corporate functions in the historical period based on 2019 actual percentages.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Net sales by segment

($ millions)	2020	2019	2018

Surgical
Implantables	1,126	1,210	1,136
Consumables	1,952	2,304	2,227
Equipment/other	632	660	636
Total Surgical	3,710	4,174	3,999
Vision Care
Contact lenses	1,838	1,969	1,928
Ocular health	1,215	1,219	1,222
Total Vision Care	3,053	3,188	3,150
Net sales to third parties	6,763	7,362	7,149
Geographical information
The following table shows the United States, International and countries that accounted for more than 5% of at least one of the respective Alcon totals, for net sales for the years ended December 31, 2020, 2019 and 2018, and for selected non-current assets at December 31, 2020 and 2019:

	Net sales(2)						Total of selected non-current assets(3)
($ millions unless indicated otherwise)(1)	2020		2019		2018		2020		2019

Country
United States	2,975	44%	3,055	41%	2,942	41%	10,309	47%	10,559	47%
International	3,788	56%	4,307	59%	4,207	59%	11,476	53%	12,014	53%
thereof:
Switzerland (country of domicile)	55	1%	56	1%	57	1%	9,737	45%	10,486	46%
Japan	650	10%	656	9%	593	8%	63	—%	66	—%
China	383	6%	377	5%	341	5%	16	—%	18	—%
Other	2,700	40%	3,218	44%	3,216	45%	1,660	8%	1,444	6%
Company total	6,763	100%	7,362	100%	7,149	100%	21,785	100%	22,573	100%
(1)International percentages may not sum due to rounding
(2)Net sales from operations by location of third-party customer.
(3)Includes property, plant & equipment, right-of-use assets, goodwill and other intangible assets.
No customer accounted for 10% or more of Alcon's net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

6.    Interest expense and other financial income & expense
Interest expense

($ millions)	2020	2019	2018
Interest expense on financial debts	(94)	(81)	(10)
Interest expense from discounting long-term liabilities	(17)	(21)	(9)
Interest expense on lease liabilities(1)	(13)	(11)	(5)
Total interest expense	(124)	(113)	(24)
(1)     For the year ended December 31, 2018, interest expense on finance leases was included in "Interest expense on lease liabilities".
Other financial income & expense

($ millions)	2020	2019	2018
Interest income	6	8	2
Loss on extinguishment of financial debt	—	(4)	—
Other financial expense	(9)	(18)	(3)
Monetary loss from hyperinflation accounting	(4)	(2)	(1)
Currency result, net	(22)	(16)	(26)
Total other financial income & expense	(29)	(32)	(28)

7.     Taxes
(Loss) before taxes

($ millions)	2020	2019	2018
Switzerland	(585)	(274)	(227)
Foreign	(50)	(58)	(73)
Total (loss) before taxes	(635)	(332)	(300)
Current and deferred income tax (expense)/income

($ millions)	2020	2019	2018
Switzerland	(14)	(34)	(77)
Foreign	(105)	(168)	(157)
Current income tax expense	(119)	(202)	(234)
Switzerland	96	(246)	78
Foreign	127	124	229
Deferred tax income/(expense)	223	(122)	307
Total income tax income/(expense)	104	(324)	73

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

	2020		2019		2018
($ millions unless indicated otherwise)		%		%		%
Applicable tax rate	98	15.4%	39	11.7%	82	27.3%
Effect of disallowed expenditures	(20)	(3.1)%	(23)	(6.9)%	(26)	(8.7)%
Effect of equity-based compensation	(5)	(0.8)%	(1)	(0.3)%	(2)	(0.7)%
Effect of income taxed at reduced rates	4	0.6%	2	0.6%	2	0.7%
Effect of tax credits and allowances	9	1.4%	7	2.1%	13	4.3%
Effect of adjustments to contingent consideration and other liabilities	17	2.7%	11	3.3%	11	3.7%
Effect of option payments	(6)	(0.9)%	(12)	(3.6)%	(17)	(5.7)%
Effect of tax rate changes(1)	10	1.6%	(342)	(103.0)%	(14)	(4.7)%
Effect of changes in uncertain tax positions	(8)	(1.3)%	10	3.0%	(33)	(11.0)%
Effect of other items	(10)	(1.6)%	(2)	(0.6)%	(4)	(1.2)%
Effect of prior year items(2)	15	2.4%	(13)	(3.9)%	61	20.3%
Effective tax rate	104	16.4%	(324)	(97.6)%	73	24.3%
(1)Effect of tax rate changes in 2019 relates primarily to the adoption of the Swiss Tax Reform which resulted in a non-cash tax increase in tax expense of $304 million for the re-measurement of the Swiss deferred tax balances and a $31 million re-measurement of US deferred tax balances as a result of rate changes in the US following legal entity reorganizations executed related to the Spin-off.
(2)    In 2020 and 2019, the prior year items relate to changes in certain estimates which resulted in a $15 million tax benefit and $13 million tax expense, respectively. In 2018, the prior year items relate to an out of period income tax benefit of $61 million which Alcon concluded was not material to the current period or the prior periods to which they relate.
Alcon has a substantial business presence in many countries and is therefore subject to different income and expense items that are non-taxable (permanent differences) or are taxed at different rates in those tax jurisdictions. This results in a difference between Alcon's applicable tax rate and effective tax rate as shown in the table above.
The applicable tax rate in 2020, 2019 and 2018 was impacted by pre-tax losses in certain tax jurisdictions. The fluctuation in taxes and effective tax rates, excluding Swiss tax reform, is primarily due to the geographical pre-tax income and loss mix across certain tax jurisdictions relative to Alcon's consolidated (loss) before taxes, changes in uncertain tax positions and certain non-recurring items.

8. Share capital and earnings/(loss) per share
8.1    Share capital
The share capital of the Company as of December 31, 2020 is CHF 20 million, which is comprised of 499.7 million common shares, nominal value of CHF 0.04 per share.
On November 10, 2020 and November 19, 2019, the Company's Board of Directors approved increases of CHF 320,000 and CHF 120,000, respectively, out of the Company’s authorized share capital through the issuance of 8.0 million and 3.0 million additional registered shares, respectively, nominal value CHF 0.04 per share, to fulfill the future vesting of existing and future equity-based awards. These additional shares were issued as treasury shares as part of the Company's authorized share capital according to the authority granted by the shareholders at the Company’s Annual General Meeting held on January 29, 2019 and reflected in the Company’s Articles of Incorporation as amended. While the transactions increased the number of shares available for issuance under the Company’s equity-based compensation plans, there was no immediate impact on the number of shares outstanding or earnings per share calculations at the time of the transactions. The number of shares outstanding and earnings per share calculations will be impacted as shares are delivered to plan participants over the course of the next several years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

During the year ended December 31, 2020, 0.9 million shares were delivered for awards vesting under the Company's equity incentive programs. At December 31, 2020, the Company had 489.2 million outstanding common shares and 10.5 million shares held in the Company's treasury share accounts. All of the Company's 10.5 million shares held in treasury may only be used to fulfill the future vesting of existing and future equity-based awards.
On April 9, 2019, the date of the Spin-off, 488.2 million shares of the Company's common stock were distributed to Novartis shareholders and Novartis ADR holders. The shares were distributed from the Company's existing share capital of 488.7 million shares. Subsequent to the Spin-off, 0.1 million shares were delivered for awards vesting under the Company's equity incentive programs during the year ended December 31, 2019. At December 31, 2019, the Company had 488.3 million outstanding common shares and 3.4 million shares held in the Company's treasury share accounts.
No dividends were declared or paid from April 9, 2019 through December 31, 2020.
8.2    Earnings/(loss) per share
Basic earnings/(loss) per share is computed by dividing net (loss)/income for the period by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2020 and 2019, the weighted average number of shares outstanding was 489.0 million and 488.2 million shares, respectively. For periods prior to the Spin-off, the denominator for basic loss per share uses the number of shares distributed on the date of the Spin-off.
The only potentially dilutive securities are the outstanding unvested equity-based awards under the Company's equity-based incentive plans, as described in Note 24 to these Consolidated Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the years ended December 31, 2020 and 2019, 2.8 million and 1.9 million unvested equity-based awards, respectively, have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive. For periods prior to the Spin-off, the denominator for diluted loss per share uses the number of shares distributed on the date of the Spin-off.
The average market value of the Company's shares for the purposes of calculating the potentially dilutive effects of unvested equity-based awards was based on quoted market prices for the period that the unvested awards were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

9.     Property, plant & equipment
The following table summarizes the movements of property, plant & equipment in 2020:

($ millions)	Land	Buildings & improvements	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2020	33	1,628	755	2,906	5,322
Additions(1)	2	7	479	74	562
Disposals and derecognitions(2)	—	(7)	(10)	(105)	(122)
Reclassifications for assets placed in service	—	215	(705)	490	—
Other reclassifications	—	11	—	(11)	—
Currency translation effects	—	30	54	71	155
December 31, 2020	35	1,884	573	3,425	5,917

Accumulated depreciation
January 1, 2020	—	(618)	(8)	(1,583)	(2,209)
Depreciation charge	—	(80)	—	(213)	(293)
Impairment charge	—	—	—	(6)	(6)
Disposals and derecognitions(2)	—	4	—	70	74
Other reclassifications	—	(7)	—	7	—
Currency translation effects	—	(15)	—	(43)	(58)
December 31, 2020	—	(716)	(8)	(1,768)	(2,492)
Net book value at December 31, 2020	35	1,168	565	1,657	3,425
(1)Includes $83 million in non-cash additions.
(2)Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.
As of December 31, 2020, commitments for purchases of property, plant & equipment were $136 million. There were no capitalized borrowing costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table summarizes the movements of property, plant and equipment in 2019:

($ millions)	Land	Buildings & improvements	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2019	60	1,527	657	2,646	4,890
Additions(1)	—	11	514	82	607
Impact of business combinations	—	—	—	1	1
Disposals and derecognitions(2)	—	(17)	(1)	(161)	(179)
Transfers with former parent	—	4	2	29	35
Reclassifications for assets placed in service	—	104	(417)	313	—
Other reclassifications	(27)	—	—	—	(27)
Currency translation effects	—	(1)	—	(4)	(5)
December 31, 2019	33	1,628	755	2,906	5,322

Accumulated depreciation
January 1, 2019	(7)	(558)	(7)	(1,518)	(2,090)
Depreciation charge	—	(73)	—	(194)	(267)
Impairment charge	—	—	(1)	(7)	(8)
Disposals and derecognitions(2)	—	14	—	151	165
Transfers with former parent	—	(2)	—	(15)	(17)
Other reclassifications	7	—	—	—	7
Currency translation effects	—	1	—	—	1
December 31, 2019	—	(618)	(8)	(1,583)	(2,209)
Net book value at December 31, 2019	33	1,010	747	1,323	3,113
(1)Includes $56 million in non-cash additions.
(2)Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.

As of December 31, 2019, commitments for purchases of property, plant & equipment were $212 million. There were no capitalized borrowing costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

10. Goodwill and other intangible assets
The following table summarizes the movements of goodwill and other intangible assets in 2020:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total

Cost
January 1, 2020	8,905	2,980	728	5,369	4,440	5,960	611	20,088
Additions	—	—	2	—	—	—	118	120
Disposals and derecognitions(1)	—	—	(3)	—	—	—	(173)	(176)
December 31, 2020	8,905	2,980	727	5,369	4,440	5,960	556	20,032

Accumulated amortization
January 1, 2020	—	—	(3)	(4,692)	(2,842)	(2,146)	(174)	(9,857)
Amortization charge	—	—	—	(507)	(249)	(238)	(84)	(1,078)
Disposals and derecognitions(1)	—	—	3	—	—	—	164	167
Impairment charges	—	—	—	—	(106)	—	(61)	(167)
December 31, 2020	—	—	—	(5,199)	(3,197)	(2,384)	(155)	(10,935)
Net book value at December 31, 2020	8,905	2,980	727	170	1,243	3,576	401	9,097
(1)     Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.
The following table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2020:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,544	—	723	170	247	3,576	237	4,953
Vision Care	4,361	—	4	—	996	—	164	1,164
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2020	8,905	2,980	727	170	1,243	3,576	401	9,097
The Surgical and Vision Care reportable segments' cash generating units, to which goodwill is allocated are comprised of a group of smaller cash generating units. The valuation method of the recoverable amount of the cash generating units, to which goodwill is allocated, is based on the fair value less costs of disposal.
The Alcon brand name is an intangible asset with an indefinite life. The intangible asset is not allocated to the reportable segments as it is used to market the Alcon-branded products of both the Surgical and Vision Care businesses. Net sales of these products together are the grouping of cash generating units, which is used to determine the recoverable amount. The valuation method is based on the fair value less costs of disposal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following assumptions were used in the calculations for the recoverable amounts of goodwill and the Alcon brand name at December 31, 2020 and 2019:

(As a percentage)	Surgical	Vision Care
Terminal growth rate	3.0	3.0
Discount rate (post-tax)	7.5	7.0
The Surgical and Vision Care reportable segments' terminal growth rate assumption of 3.0% takes into consideration how the industry is expected to grow, analysis of industry expert reports, and expected relevant changes in demographics for various markets. The discount rates for both Surgical and Vision Care reportable segments consider Alcon's weighted average cost of capital, adjusted to approximate the weighted average cost of capital of comparable market participants. Both the terminal growth rate and the discount rate are consistent with external sources of information.
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
The following table summarizes the movements of goodwill and other intangible assets in 2019:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total

Cost
January 1, 2019	8,899	2,980	249	5,369	4,440	5,960	494	19,492
Impact of business combinations	6	—	505	—	—	—	—	505
Additions	—	—	7	—	—	—	125	132
Reclassifications	—	—	(33)	—	—	—	33	—
Disposals and derecognitions(1)	—	—	—	—	—	—	(41)	(41)
December 31, 2019	8,905	2,980	728	5,369	4,440	5,960	611	20,088

Accumulated amortization
January 1, 2019	—	—	(3)	(4,184)	(2,592)	(1,906)	(128)	(8,813)
Amortization charge	—	—	—	(508)	(250)	(240)	(86)	(1,084)
Disposals and derecognitions (1)	—	—	—	—	—	—	40	40
December 31, 2019	—	—	(3)	(4,692)	(2,842)	(2,146)	(174)	(9,857)
Net book value at December 31, 2019	8,905	2,980	725	677	1,598	3,814	437	10,231
(1)     Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2019:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,544	—	721	677	374	3,814	184	5,770
Vision Care	4,361	—	4	—	1,224	—	253	1,481
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2019	8,905	2,980	725	677	1,598	3,814	437	10,231
Intangible asset impairment charges
The following table shows the intangible asset impairment charges in 2020, 2019 and 2018:

($ millions)	2020	2019	2018
Surgical	(66)	—	(378)
Vision Care	(101)	—	—
Total	(167)	—	(378)
For the year ended December 31, 2020, impairments amounted to $167 million. An impairment of $61 million was recognized in the third quarter of 2020, primarily to fully impair a CGU within the Vision Care reportable segment upon termination of the associated licensing agreement. The impairment was recognized in Research & development in the consolidated income statement. The remaining amount relates to additional impairments of $106 million, which was recognized in Cost of net sales in the consolidated income statement in 2020. Of that amount, an impairment of $41 million was recorded for a currently marketed product CGU within the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $88 million at the time of impairment in the second quarter of 2020. An additional $65 million relates to impairments of a currently marketed product CGU in the Surgical reportable segment recognized in the first and fourth quarters of 2020 due to lower expected sales. This CGU was also reduced to its recoverable amount of $65 million at the time of impairment at December 31, 2020.
The recoverable amount of each CGU was determined based on the FVLCOD method. FVLCOD was estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates used in calculating the net present value involve significant judgment by management and include assumptions with measurement uncertainty. The estimates used are considered to be consistent with market participant assumptions and include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected inflation rates, discount rate, and future tax rate. Since the cash flow projections are a significant unobservable input, the fair value of the CGUs were classified as Level 3 in the fair value hierarchy. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.
There were no intangible asset impairment charges during the year ended December 31, 2019. For the year ended December 31, 2018, there was a full impairment of $337 million related to the write-down of CyPass within the Surgical reportable segment due to a voluntary market withdrawal, and an impairment of $39 million related to the write-down of the Optonol technologies also within the Surgical reportable segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

11. Deferred tax assets and liabilities

($ millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provision and accruals	Total
Gross deferred tax assets at December 31, 2019	13	6	151	371	110	281	932
Gross deferred tax liabilities at December 31, 2019	(172)	(1,713)	(10)	(23)	—	(46)	(1,964)
Net deferred tax balance at December 31, 2019	(159)	(1,707)	141	348	110	235	(1,032)
At December 31, 2019	(159)	(1,707)	141	348	110	235	(1,032)
(Charged)/credited to income	(32)	193	(33)	10	59	26	223
Credited/(charged) to equity	—	—	7	—	5	(16)	(4)
Credited to other comprehensive income	—	—	13	—	—	3	16
Net deferred tax balance at December 31, 2020	(191)	(1,514)	128	358	174	248	(797)
Gross deferred tax assets at December 31, 2020	24	5	128	381	174	314	1,026
Gross deferred tax liabilities at December 31, 2020	(215)	(1,519)	—	(23)	—	(66)	(1,823)
Net deferred tax balance at December 31, 2020	(191)	(1,514)	128	358	174	248	(797)
The below table presents the Net deferred tax balance as of December 31, 2020 after offsetting $627 million of deferred tax assets and liabilities within the same tax jurisdiction.

($ millions)	At December 31, 2020
Deferred tax assets	399
Deferred tax liabilities	(1,196)
Net deferred tax balance	(797)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

($ millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provision and accruals	Total
Gross deferred tax assets at December 31, 2018	12	—	125	262	39	235	673
Gross deferred tax liabilities at December 31, 2018	(94)	(1,403)	(2)	(14)	—	(18)	(1,531)
Net deferred tax balance at December 31, 2018	(82)	(1,403)	123	248	39	217	(858)
At December 31, 2018	(82)	(1,403)	123	248	39	217	(858)
(Charged)/credited to income	(71)	(194)	18	111	50	(36)	(122)
Credited to equity	—	—	—	—	—	25	25
Credited to other comprehensive income	—	—	11	—	—	5	16
Impact of business combinations	—	(121)	—	—	28	—	(93)
Other movements	(6)	11	(11)	(11)	(7)	24	—
Net deferred tax balance at December 31, 2019	(159)	(1,707)	141	348	110	235	(1,032)
Gross deferred tax assets at December 31, 2019	13	6	151	371	110	281	932
Gross deferred tax liabilities at December 31, 2019	(172)	(1,713)	(10)	(23)	—	(46)	(1,964)
Net deferred tax balance at December 31, 2019	(159)	(1,707)	141	348	110	235	(1,032)

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

($ billions)	At December 31, 2020	At December 31, 2019
Deferred tax assets	0.6	0.6
Deferred tax liabilities	1.8	1.8
For foreign unremitted earnings retained by consolidated entities for reinvestment, which amounted to $7 billion as of December 31, 2020, no provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.
IFRS exceptions to recognizing taxable temporary differences include an exception to recognizing a deferred tax liability arising on the initial recognition of goodwill from acquisitions. As such, we have not provided a deferred tax for goodwill from acquisitions which amounted to $9 billion as of December 31, 2020 and 2019.
The gross value of tax loss carryforwards capitalized as deferred tax assets amount to $921 million (2019: $521 million), of which $5 million will expire in five years. Of the remaining $916 million, approximately $559 million have an indefinite carryforward period, and approximately $357 million have a carryforward period that ranges from six to 20 years. All tax loss carryforwards have been capitalized as deferred tax assets in 2020 as it is probable that sufficient taxable income will be available for the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

No tax losses carried forward have expired in 2020, 2019 or 2018.
Swiss tax reform
On June 30, 2019, Swiss voters approved the Swiss Tax Reform and Old Age Insurance financing bill ("Swiss tax reform"). As a result, the corporate income tax rate applicable to Alcon’s Swiss profits as of January 1, 2020 increased from approximately 9.4% in 2019 to approximately 14.2% beginning in 2020. This change resulted in a non-cash increase in tax expense of $304 million related to the re-measurement of Swiss deferred tax assets and liabilities in 2019.

12. Financial and other non-current assets
The below tables provide details related to Financial assets and Other non-current assets as of December 31, 2020 and 2019.
Financial assets

($ millions)	2020	2019
Long-term financial investments measured at FVOCI	28	31
Long-term financial investments measured at FVPL	12	28
Long-term receivables from customers	117	136
Minimum lease payments from finance lease agreements	39	78
Long-term loans, advances, and security deposits	22	34
Total financial assets	218	307
Minimum lease payments from finance lease agreements
The following table shows the receivables of the gross investments in finance leases and the net present value of the minimum lease payments, as well as unearned finance income, related to surgical equipment lease arrangements. The finance income is recorded in "Other income".

	2020					2019
($ millions)	Total future payments	Unearned interest income	Present value	Provision	Net book value	Total future payments	Unearned interest income	Present value	Provision	Net book value
Not later than one year(1)	33	(3)	30	(1)	29	51	(4)	47	(1)	46
Between one and five years	55	(3)	52	(18)	34	94	(5)	89	(23)	66
Later than five years	32	—	32	(27)	5	46	(1)	45	(33)	12
Total	120	(6)	114	(46)	68	191	(10)	181	(57)	124
(1) The current portion of the minimum lease payments is recorded in trade receivables or other current assets (to the extent not yet invoiced).
Other non-current assets

($ millions)	2020	2019
Deferred compensation plans	137	122
Prepaid post-employment benefit plans	24	13
Other non-current assets	50	50
Total other non-current assets	211	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

13. Inventories
The amount of inventory recognized as an expense in "Cost of net sales" in the consolidated income statement during 2020 amounted to $2.1 billion (2019: $2.2 billion, 2018: $2.2 billion). The amount of inventory recognized as an expense in "Cost of other revenues" in the consolidated income statement during 2020 amounted to $63 million (2019: $127 million, 2018: $0 million).

($ millions)	2020	2019
Raw material, consumables	278	286
Work in progress	136	101
Finished products	1,230	1,118
Total inventories	1,644	1,505
Alcon recognized inventory provisions and write-downs amounting to $304 million in 2020 (2019: $181 million, 2018: $170 million) and reversed inventory provisions amounting to $91 million (2019: $65 million, 2018: $56 million). Inventory provisions mainly relate to the adjustment of inventory balances to their net realizable value based on the forecasted sales. Reversals are made when the products become saleable.
14. Trade receivables
Trade receivable balances include sales to wholesalers, retailers, doctor groups, private health systems, government agencies, pharmacy benefit managers and government-supported healthcare systems. The following tables provide details related to Trade receivables as of December 31, 2020 and 2019, including trade receivables that are not overdue as specified in the payment terms and conditions established with Alcon's customers, as well as an analysis of overdue amounts, expected credit loss rates and related provisions for doubtful trade receivables:

	2020
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,137	(2)	1,135	0.2%
Past due for not more than one month	109	(1)	108	0.9%
Past due for more than one month but less than three months	67	(2)	65	3.0%
Past due for more than three months but less than six months	36	(2)	34	5.6%
Past due for more than six months but less than one year	31	(18)	13	58.1%
Past due for more than one year	49	(43)	6	87.8%
Total	1,429	(68)	1,361

	2019
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,135	(1)	1,134	0.1%
Past due for not more than one month	118	(1)	117	0.8%
Past due for more than one month but less than three months	81	(1)	80	1.2%
Past due for more than three months but less than six months	47	(2)	45	4.3%
Past due for more than six months but less than one year	21	(12)	9	57.1%
Past due for more than one year	36	(31)	5	86.1%
Total	1,438	(48)	1,390

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table summarizes the movement in the provision for doubtful trade receivables:

($ millions)	2020	2019	2018
January 1	(48)	(54)	(77)
Transfers with former parent	—	—	4
Provisions for doubtful trade receivables charged to the consolidated income statement	(48)	(17)	(17)
Utilization of provisions for doubtful trade receivables	15	7	16
Reversal of provisions for doubtful trade receivables	14	15	16
Currency translation effects	(1)	1	4
December 31	(68)	(48)	(54)

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
The following table shows the gross trade receivables balance from these closely monitored countries as of December 31, 2020 and 2019, the amounts that are past due for more than one year and the related amount of the provisions for doubtful trade receivables that have been recorded:

($ millions)	2020	2019
Total balance of gross trade receivables from closely monitored countries	211	209
Past due for more than one year	14	10
Provisions for doubtful trade receivables	(15)	(13)
Trade receivables include amounts denominated in the following major currencies:

($ millions)	2020	2019
US dollar (USD)	477	463
Euro (EUR)	214	243
Japanese yen (JPY)	168	168
Chinese yuan (CNY)	121	102
Indian rupee (INR)	30	33
Canadian dollar (CAD)	32	30
Australian dollar (AUD)	29	29
British pound (GBP)	21	24
Russian ruble (RUB)	28	34
South Korean won (KRW)	31	29
Other currencies	210	235
Total trade receivables, net	1,361	1,390

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

15. Other current assets
The following table provides details related to Other current assets as of December 31, 2020 and 2019:

($ millions)	2020	2019
Current portion of long-term financial investments measured at FVPL	12	33
Current portion of long-term receivables from customers	107	122
Current portion of minimum lease payments from finance lease agreements	29	46
Prepaid expenses	93	89
Other receivables, security deposits and current assets	88	147
Derivative financial instruments	3	1
VAT receivable	72	64
Total other current assets	404	502

16. Right-of-use assets and Lease liabilities
Right-of-use assets
Right-of-use assets as of December 31, 2020 and 2019 were comprised of the following:

($ millions)	2020	2019
Land	20	20
Buildings	310	277
Machinery & equipment and other assets	28	27
Total right-of-use assets	358	324
Depreciation charges of $79 million and $66 million for the years ended December 31, 2020 and 2019, respectively, are shown in the table below by underlying class of asset:

($ millions)	2020	2019
Land	1	1
Buildings	59	47
Machinery & equipment and other assets	19	18
Total	79	66
Additions to right-of-use assets amounted to $107 million and $116 million for the years ended December 31, 2020 and 2019, respectively.
Lease liabilities
Lease liabilities totaled $385 million as of December 31, 2020, including $70 million in current lease liabilities and $315 million in non-current lease liabilities. The contractual maturities of the undiscounted lease liabilities as of December 31, 2020 and December 31, 2019, are as follows:

	Lease liabilities undiscounted
($ millions)	2020	2019
Not later than one year	82	73
Between one and five years	203	176
Later than five years	203	200
Total lease liabilities undiscounted	488	449

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	Lease liabilities
($ millions)	2020	2019
Not later than one year	70	61
Between one and five years	168	140
Later than five years	147	140
Total lease liabilities	385	341
Additional disclosures
The following table provides additional disclosures related to right-of-use assets and lease liabilities:

($ millions)	2020	2019
Interest expense on lease liabilities	13	11
Expense on short-term, low value and variable leases	4	3
Total cash outflows for leases	85	59
Thereof:
Lease liability payments(1)	69	52
Interest payments(2)	12	5
Short-term and low value lease payments(2)	4	2
(1)     Reported as cash outflows from financing activities net of lease incentives received
(2)     Included within total net cash flows from operating activities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

17. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2020 and 2019.

($ millions)	2020	2019
Non-current financial debts
Facility B	794	793
Facility C	429	391
Local facilities (Japan)	—	55
Series 2026 notes	496	495
Series 2029 notes	992	991
Series 2030 notes	744	—
Series 2049 notes	494	493
Revolving facility	—	—
Total non-current financial debts	3,949	3,218

Current financial debts
Local facilities:
Japan	101	115
All others	49	101
Other short-term financial debts	12	29
Derivatives	7	16
Total current financial debts	169	261
Total financial debts	4,118	3,479
Interest expense recognized for Financial debts, excluding lease liabilities, was $94 million, $81 million and $10 million for the years ended December 31, 2020, 2019 and 2018, respectively. The weighted average interest rate on Financial debts was 2.3% in 2020 and 2.9% in 2019.
Bridge Loan, Term Loan, and Revolving Credit Facilities
On March 6, 2019, Alcon entered into a $1.5 billion unsecured 364-day bridge loan facility with two extension options, each for a period of 180 days (the "Bridge Facility"), a $0.5 billion unsecured three-year term loan facility ("Facility A"), a $0.8 billion unsecured five-year term loan facility ("Facility B"), a $0.4 billion (or the equivalent in EUR) unsecured five-year term loan facility ("Facility C") and a $1.0 billion unsecured five-year committed multicurrency revolving credit facility (the "Revolving Facility" and, together with the Bridge Facility, Facility A, Facility B and Facility C, the "Facilities"). On April 2, 2019, Alcon borrowed $3.2 billion against the bridge and other term loans. In January 2020, the $1.0 billion Revolving Facility was extended to March 2025. The Revolving Facility remained undrawn as of December 31, 2020.
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
Alcon is permitted to voluntarily prepay loans under the Facilities, in whole or in part, without penalty or premium subject to certain minimum prepayment amounts and the payment of accrued interest on the amount prepaid and customary breakage costs. The Bridge Facility had a mandatory prepayment provision, pursuant to which Alcon would have to apply proceeds from relevant debt capital markets transactions in prepayment under the Bridge Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
Refinancing of Bridge Facility and Facility A
On September 23, 2019, AFC issued Senior Notes ("Notes") with maturity dates in 2026, 2029, and 2049, which are guaranteed by the Company. The Notes are unsecured senior obligations of AFC issued in a private placement. The total principal amount of the Notes is $2.0 billion. The Notes were issued at a discount totaling $7 million, which was recorded as a reduction to the carrying value of the Notes and will be amortized to Interest expense over the term of the Notes. AFC incurred $15 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Notes and will be amortized to Other financial income & expense over the term of the Notes.
The Notes consist of the following:
•Series 2026 Notes - $0.5 billion due in 2026 issued at 99.5%, 2.750% interest is payable twice per year in March and September, beginning in March 2020.
•Series 2029 Notes - $1.0 billion due in 2029 issued at 99.6%, 3.000% interest is payable twice per year in March and September, beginning March 2020.
•Series 2049 Notes - $0.5 billion due in 2049 issued at 99.8%, 3.800% interest is payable twice per year in March and September, beginning March 2020.
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
Series 2030 notes issuance
On May 27, 2020, AFC issued senior notes due in 2030 (“Series 2030 Notes”), which are guaranteed by the Company. The Series 2030 Notes are unsecured senior obligations of AFC issued in a private placement and rank equally in right of payment with the Series 2026, Series 2029, and Series 2049 notes. The total principal amount of the Senior 2030 Notes is $750 million. The Senior 2030 Notes were issued at 99.843% with 2.600% interest payable twice per year in May and November, beginning in November 2020. The Series 2030 Notes were issued at a discount totaling $1 million, which was recorded as a reduction to the carrying value of the Series 2030 notes and will be amortized to Interest expense over the term of the Series 2030 Notes. AFC incurred $5 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Series 2030 Notes and will be amortized to Other financial income & expense over the term of the Series 2030 Notes.
Local Bilateral Facilities
In February 2019, Alcon entered into a number of local bilateral facilities in different countries, with the largest share of borrowings in Japan. As of December 31, 2020, a total of $150 million was drawn, including $101 million on two lines in Japan and are classified as current with a maturity date of one year or less. There was $115 million undrawn on the facilities in Japan as of December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Maturity of contractual undiscounted cash flows and interest payment commitments
The following table provides details on the maturity of the contractual undiscounted cash flows for Alcon's borrowings as of December 31, 2020 and 2019:

	2020			2019
($ millions)	Nominal amount - Current and non-current financial debt	Derivatives	Total	Nominal amount - Current and non-current financial debt	Derivatives	Total
Not later than one year	162	7	169	245	16	261
Between one and five years	1,231	—	1,231	1,247	—	1,247
Later than five years	2,750	—	2,750	2,000	—	2,000
Total cash flows	4,143	7	4,150	3,492	16	3,508
Unamortized debt discount and issuance costs	(32)	—	(32)	(29)	—	(29)
Total carrying value	4,111	7	4,118	3,463	16	3,479

The following table provides details on the maturity of the future contractual interest payments commitments as of December 31, 2020 and 2019:

($ millions)	2020	2019
Not later than one year	96	94
Between one and five years	357	336
Later than five years	687	653
Total cash flows	1,140	1,083

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

18. Financial instruments - additional disclosures
The below table provides detail related to financial instruments as of December 31, 2020 and 2019.

($ millions)	Note	2020	2019
Cash and cash equivalents
Cash in current accounts		262	392
Cash held in time deposits and money market funds		1,295	430
Total Cash and cash equivalents		1,557	822
Financial assets - measured at fair value through other comprehensive income ("FVOCI")
Long-term financial investments	12	28	31
Total financial assets - measured at FVOCI		28	31
Financial assets - measured at amortized costs(1)
Trade receivables	14	1,361	1,390
Income tax receivables		21	17
Other current assets (excluding prepaid expenses and other current assets measured at FVPL)	15	296	379
Long-term receivables from customers	12	117	136
Non-current minimum lease payments from finance lease agreements	12	39	78
Long-term loans, advances, and security deposits	12	22	34
Total financial assets - measured at amortized costs		1,856	2,034
Financial assets - measured at fair value through profit and loss ("FVPL")
Deferred compensation assets	12	137	122
Current portion of long-term financial investments	15	12	33
Derivative financial instruments	15	3	1
Long-term financial investments	12	12	28
Total financial assets - measured at FVPL		164	184
Total financial assets		3,605	3,071
Financial liabilities - measured at amortized cost or cost(1)
Current financial liabilities
Financial debts	17	162	245
Lease liabilities	16	70	61
Trade payables		876	833
Total current financial liabilities - measured at amortized cost or cost		1,108	1,139
Non-current financial liabilities
Financial debts	17	3,949	3,218
Lease liabilities	16	315	280
Total non-current financial liabilities - measured at amortized cost or cost		4,264	3,498
Total financial liabilities - measured at amortized cost or cost		5,372	4,637
Financial liabilities - measured at FVPL
Contingent consideration liabilities	19/20	157	243
Derivative financial instruments	17	7	16
Total financial liabilities - measured at FVPL		164	259
Total financial liabilities		5,536	4,896
Net financial assets and financial liabilities		(1,931)	(1,825)
(1)The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2029, 2030 and 2049 notes recorded in Non-current financial debts with a fair value of $3,036 million and carrying value of $2,726 million as of December 31, 2020 and a fair value of $2,049 million and carrying value of $1,979 million as of December 31, 2019. The fair value of notes was determined using level 2 inputs. The notes were valued using a quoted market price for such notes, which have low trading volumes.

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
Level 1 financial assets include money market funds and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within our Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at FVOCI, and fund investments, options to acquire private companies, and contingent consideration liabilities measured at FVPL.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of December 31, 2020 and 2019.

	December 31, 2020
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	28	—	28
Long-term financial investments measured at FVPL	—	—	12	—	12
Long-term receivables from customers	—	—	—	117	117
Deferred compensation assets(1)	137	—	—	—	137
Non-current minimum lease payments from finance lease agreements	—	—	—	39	39
Long-term loans, advances, and security deposits	—	—	—	22	22
Total non-current financial assets	137	—	40	178	355
Current financial assets
Money market funds	625	—	—	—	625
Current portion of long-term financial investments measured at FVPL(2)	—	—	12	—	12
Current portion of long-term receivables from customers(2)	—	—	—	107	107
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	29	29
Other receivables, security deposits and current assets(2)	—	—	—	88	88
VAT receivables(2)	—	—	—	72	72
Derivative financial instruments(2)	—	3	—	—	3
Total current financial assets	625	3	12	296	936
Total financial assets at fair value and amortized cost or cost	762	3	52	474	1,291
Financial liabilities
Contingent consideration liabilities	—	—	(157)	—	(157)
Non-current financial debt	—	—	—	(3,949)	(3,949)
Current financial debt	—	—	—	(162)	(162)
Derivative financial instruments	—	(7)	—	—	(7)
Total financial liabilities at fair value and amortized cost	—	(7)	(157)	(4,111)	(4,275)
(1)Recorded in Other non-current assets.
(2)Recorded in Other current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	December 31, 2019
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	31	—	31
Long-term financial investments measured at FVPL	—	—	28	—	28
Long-term receivables from customers	—	—	—	136	136
Deferred compensation assets(1)	122	—	—	—	122
Non-current minimum lease payments from finance lease agreements	—	—	—	78	78
Long-term loans, advances, and security deposits	—	—	—	34	34
Total non-current financial assets	122	—	59	248	429
Current financial assets
Money market funds	120	—	—	—	120
Current portion of long-term financial investments measured at FVPL(2)	—	—	33	—	33
Current portion of long-term receivables from customers(2)	—	—	—	122	122
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	46	46
Other receivables, security deposits and current assets(2)	—	—	—	147	147
VAT receivables(2)	—	—	—	64	64
Derivative financial instruments(2)	—	1	—	—	1
Total current financial assets	120	1	33	379	533
Total financial assets at fair value and amortized cost or cost	242	1	92	627	962
Financial liabilities
Contingent consideration liabilities	—	—	(243)	—	(243)
Non-current financial debt	—	—	—	(3,218)	(3,218)
Current financial debt	—	—	—	(245)	(245)
Derivative financial instruments	—	(16)	—	—	(16)
Total financial liabilities at fair value and amortized cost	—	(16)	(243)	(3,463)	(3,722)
(1)Recorded in Other non-current assets.
(2)Recorded in Other current assets
There were no transfers of financial instruments between levels in the fair value hierarchy during the years ended December 31, 2020 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2020	2019	2020	2019
Balance as of January 1	31	19	61	98
Additions	7	17	2	34
Sales	—	—	—	(7)
(Losses) recognized in consolidated statement of comprehensive loss	(10)	(7)	—	—
Unrealized gains/(losses) in consolidated income statement	—	—	(5)	(3)
Amortization	—	—	(34)	(61)
Reclassification	—	2	—	—
Balance as of December 31	28	31	24	61
If the pricing parameters for the Level 3 input were to change for Long-term financial investments measured at FVOCI and Financial investments measured at FVPL by 10% positively or negatively, this would change the amount recorded in the 2020 Consolidated Statement of Comprehensive Loss by $4 million.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2020	2019
Balance as of January 1	(243)	(162)
Additions	—	(135)
Accretion for passage of time	(17)	(21)
Adjustments for changes in assumptions	63	75
Payments	40	—
Balance as of December 31	(157)	(243)
Changes in contingent consideration liabilities in the current year include adjustments for changes in assumptions of $63 million primarily related to revised expectations for achievement of development and commercial milestones and timing of settlement for milestones, and payments of $40 million related to achievement of development milestones. As of December 31, 2020, the probability of success for various development and commercial milestones ranges from 55% to 100% and the maximum remaining potential payments related to contingent consideration from business combinations is $470 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year included additions of $135 million related to the acquisition of PowerVision in March 2019 as described in Note 4 of these Consolidated Financial Statements. The prior year also included changes in assumptions of $75 million primarily related to revised expectations for achievement of commercial milestones and changes in assumptions related to the expected timing of settlement for development milestones. As of December 31, 2019, the probability of success for various development and commercial milestones ranged from 70% to 100% and the maximum remaining potential payments related to contingent consideration from business combinations was $510 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" and "Provisions & other current liabilities” based on the projected timing of settlement which is estimated to range from 2021 through 2032 for contingent consideration obligations as of December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

For the determination of the fair value of a contingent consideration various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the probability of success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of triggering events. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration.
As the most significant Level 3 input, if the probability of success were to change by 10% positively or negatively, this would change the amounts recorded for contingent consideration payables in the 2020 Consolidated Income Statement by $23 million and $24 million respectively.
Derivatives
As of December 31, 2020, the net value of unsettled positions for derivative forward contracts and swaps was $4 million, including $3 million of unrealized gains in Other current assets and $7 million of unrealized losses in Current financial debts. As of December 31, 2019, the net value of unsettled positions for derivative forward contracts and swaps was $15 million, including $1 million of unrealized gains in Other current assets and $16 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivatives financial instruments, however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2020 or December 31, 2019.
Nature and extent of risks arising from financial instruments
COVID-19 has resulted in updates to our assessment of the nature and extent of certain risks arising from financial instruments, as outlined below.
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
Interest rate risk
Alcon's exposure to cash flow interest rate risks arises mainly from non-current financial debts at variable rates. Alcon may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable rate interests. If the interest rates had been higher / lower by 1%, the loss before taxes would have been higher / lower by $14 million from the impacts of interest expense based on the change in the interest rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
With the continued adverse economic conditions in relation to the COVID-19 pandemic, there is an increased credit risk due to an increase in expected credit losses. Provisions for expected credit losses have been reflected in the Consolidated Financial Statements as of December 31, 2020. Alcon will continue to assess forward-looking estimates of potential increased default rates and potential increase in lifetime expected credit losses. For further information, refer to Note 14 of these Consolidated Financial Statements.
No customer accounted for 10% or more of Alcon's net sales in 2020, 2019, or 2018.
Liquidity risk
Liquidity risk is defined as the risk that Alcon may not be able to settle or meet its obligations on time or at a reasonable price. Alcon Treasury is responsible for liquidity, funding and settlement management. In addition, liquidity and funding risks, and related processes and policies, are overseen by management. Alcon manages its liquidity risk on a consolidated basis according to business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility. Management monitors Alcon's net debt or liquidity position through rolling forecasts on the basis of expected cash flows.
Since March 2020, Alcon has experienced delayed collections from customers. While collections improved in the second half of the year, with the continued adverse economic conditions in relation to the COVID-19 pandemic, there is an increased liquidity risk due to further potential delays or reductions in collections from our customers or increased difficulties in accessing the capital or debt markets. In response to the increased liquidity risk, on May 27, 2020, AFC completed an offering of $750 million of 2.600% senior notes due in 2030, increasing Alcon's overall liquidity. In addition, Alcon’s revolving credit facility with total availability of $1.0 billion remained undrawn as of December 31, 2020 with no current limitations on borrowing, and management has not identified any changes in Alcon's ability to access the capital or debt markets.
For further information on maturity of the contractual undiscounted cash flows for Alcon's borrowings and interest on borrowing, refer to Note 17 of these Consolidated Financial Statements.
19. Provisions and other non-current liabilities
The below table provides details related to Provisions and other non-current liabilities as of December 31, 2020, and 2019.

($ millions)	Note	2020	2019
Accrued liability for employee benefits:
Defined benefit pension plans	23	339	291
Other long-term employee benefits and deferred compensation		152	140
Other post-employment benefits	23	332	423
Provisions for litigation and other legal matters		—	—
Contingent consideration	18	142	208
Other non-current liabilities		95	106
Total provisions and other non-current liabilities		1,060	1,168
Alcon believes that its total provisions are adequate based upon currently available information; however, given the inherent difficulties in estimating liabilities in this area, Alcon may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to Alcon's financial condition but could be material to the results of operations or cash flows in a given period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Provisions for litigation and other legal matters
Alcon has established provisions for certain litigation and other legal matters, where a potential cash outflow is probable and a reliable estimate can be made of the amount of the outflow. These provisions represent the current best estimate of the total financial effect for these matters. Potential cash outflows reflected in a provision may be fully or partially off-set by insurance in certain circumstances.
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
There might also be cases for which Alcon was able to make a reliable estimate of the possible loss or the range of possible loss, but Alcon believes that publication of such information on a case-by-case basis would prejudice Alcon's position in ongoing legal proceedings or in any related settlement discussions. Accordingly, in such cases, information would be disclosed with respect to the nature of the contingency, but no disclosure is provided as to an estimate of the possible loss or range of possible loss.
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
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect our business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 23, 2021 of significant legal proceedings of the Alcon business to which Alcon or any of its subsidiaries are a party.
Asia / Russia investigation
In 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the US Department of Justice (“DoJ”) and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services and relationships with third party distributors, both before and after Alcon became part of the Novartis Group.  The Investigations by the DoJ and the SEC have concluded. On June 25, 2020, Alcon entered into a three-year Deferred Prosecution Agreement with the DoJ regarding a charge that Alcon Pte Ltd. conspired to falsify financial books and records in violation of the US Foreign Corrupt Practices Act. The charge relates to payments made by a former distributor to health care providers in Vietnam between 2007 and 2014. Alcon agreed to pay the DoJ a penalty of $8.925 million, for which Novartis has indemnified Alcon under the Separation and Distribution Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
TCPA matter
In April 2016, a putative class action lawsuit was filed in Illinois federal court alleging that the defendants, Alcon and Novartis Pharmaceuticals Corporation, sent unsolicited facsimiles in violation of the Telephone Consumer Protection Act, and seeking to certify a representative putative nationwide class of affected consumers. The parties have settled the matter on terms that will dispose of all claims and will require no payments by Alcon.
JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to source code used in the LenSx Laser System as well as additional claims of patent infringement. Also on June 23, 2020, JJSVI filed a claim in Mannheim, Germany, alleging that Alcon directly infringes one European patent through its manufacture and sale of LenSx. In these cases, JJSVI seeks monetary and injunctive relief. In addition, JJSVI filed a motion on February 4, 2021 asking the district court in Delaware to issue a preliminary injunction prohibiting Alcon from offering, selling, distributing, installing, or exporting LenSx systems that contain the allegedly infringing source code or offering to sell, selling, distributing, or exporting such source code with the purpose or intent of it being loaded onto LenSx systems. Alcon intends to defend the cases vigorously and has asserted various patent infringement claims against JJSVI in Europe and the United States.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. Alcon intends to defend the case vigorously.
Litigation and other legal matters provision movements

($ millions)	2020	2019	2018
January 1	—	42	49
Additions to provisions	9	—	1
Cash payments	(9)	(40)	(1)
Releases of provisions	—	(2)	(7)
December 31	—	—	42
Less current portion	—	—	(42)
Non-current provisions for litigation and other legal matters at December 31	—	—	—
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

20. Provisions and other current liabilities
The following table provides details related to Provisions and other current liabilities as of December 31, 2020 and 2019:

($ millions)	Note	2020	2019
Taxes other than income taxes		110	81
Restructuring provisions		10	28
Accrued expenses for goods and services received but not invoiced		61	79
Accruals for royalties		11	10
Accruals for deductions from revenue		217	212
Accruals for compensation and benefits including social security		352	382
Deferred income		110	97
Provisions for litigation and other legal matters	19	—	—
Accrued share-based payments		9	10
Accrued interest on financial debts		19	19
Contingent consideration	18	15	35
Other payables		80	85
Total provisions and other current liabilities		994	1,038
Provisions and accruals are based upon management's best estimate and adjusted for actual experience. Such adjustments to the historic estimates have not been material.
Accruals for deductions from revenue
The following table shows the movement of accruals for deductions from revenue:

($ millions)	2020	2019	2018
January 1	212	194	213
Additions	540	662	603
Payments/utilizations	(537)	(646)	(613)
Changes in offset against gross trade receivables	(2)	1	2
Currency translation effects	4	1	(11)
December 31	217	212	194

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Restructuring provisions
The following table shows the movement of restructuring provisions:

($ millions)	2020	2019	2018
January 1	28	8	3
Additions	22	32	13
Cash payments	(40)	(10)	(7)
Releases	—	(2)	(2)
Currency translation effects	—	—	1
December 31	10	28	8

In 2020 and 2019, additions to restructuring provisions of $22 million and $32 million, respectively, were related to the multi-year transformation program announced by Alcon on November 19, 2019. The additions to restructuring provisions in 2020 and 2019 were primarily related to accrued severance for the associates whose positions will be eliminated.
In 2018, additions to restructuring provisions of $13 million were related to initiatives aimed at improving the efficiency and agility of Alcon's operating model.

21. Consolidated statements of cash flows - additional details
The Consolidated Statement of Cash Flows was prepared in accordance with IAS 7, Statement of Cash Flows. The below tables provide additional detail supporting select line items in the Consolidated Statement of Cash Flows.
21.1 Depreciation, amortization, impairments and fair value adjustments

($ millions)	2020	2019	2018
Property, plant & equipment	299	275	241
Right-of-use assets	79	66	—
Intangible assets	1,245	1,084	1,397
Financial assets	5	31	(16)
Other non-current assets	(2)	—	—
Total	1,626	1,456	1,622
21.2 Change in net current assets and other operating cash flow items

($ millions)	2020	2019	2018
(Increase) in inventories	(159)	(108)	(150)
Decrease/(increase) in trade receivables	43	(115)	53
(Decrease)/increase in trade payables	(21)	84	44
Net change in other current assets	127	(26)	83
Net change in other current liabilities	(35)	117	50
Total	(45)	(48)	80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

21.3 Acquisitions of businesses, net

($ millions)	2020	2019	2018
Net assets recognized as a result of business combinations	—	(418)	(286)
Payables contingent consideration	—	135	102
Other payments	—	—	(55)
Cash flows	—	(283)	(239)
Notes 4 and 22 to these Consolidated Financial Statements provide further information regarding acquisitions of businesses. All acquisitions were for cash.
21.4 Reconciliation of assets and liabilities arising from financing activities

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2020	3,218	261	280	61
Proceeds from non-current financial debts, net of issuance costs	744	—
New leases			96	11
Change in current financial debts	—	(139)
Amortization of discounts on financial debts	1	—
Payments of lease liabilities, net			—	(69)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(12)
Changes in fair values and other non-cash changes, net	4	(9)	(2)	8
Currency translation effects	37	1	10	2
Reclassification from non-current to current	(55)	55	(69)	69
December 31, 2020	3,949	169	315	70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	Financial Assets	Financial Liabilities
($ millions)	Other financial receivables from former parent	Non-current financial debts	Current financial debts	Other financial liabilities to former parent	Non-current lease liabilities	Current lease liabilities
January 1, 2019	(39)	—	47	67	89	—
Proceeds from non-current financial debts, net of issuance costs		3,724
Repayment of non-current financial debts		(509)
Proceeds from Bridge Facility, net of issuance costs			1,495
Repayment of Bridge Facility			(1,500)
Change in current financial debts			202
Impact of adoption of IFRS 16 Leases and new leases					248	54
Payments of lease liabilities, net					—	(52)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities					—	(5)
Changes in fair values and other non-cash changes, net		2	20		(2)	8
Change in other financial receivables from former parent	39
Change in other financial liabilities to former parent				(67)
Currency translation effects		1	(3)		1	—
Reclassifications from non-current to current					(56)	56
December 31, 2019	—	3,218	261	—	280	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

22. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions

($ millions)	2020	2019	2018
Property, plant & equipment	—	1	1
Currently marketed products	—	—	346
Acquired research & development	—	505	—
Deferred tax assets	—	28	12
Inventories	—	—	3
Trade receivables and other current assets	—	—	2
Cash and cash equivalents	—	6	5
Deferred tax liabilities	—	(121)	(78)
Trade payables and other liabilities	—	(1)	(4)
Net identifiable assets acquired	—	418	287
Acquired liquidity	—	(6)	(5)
Goodwill	—	6	4
Net assets recognized as a result of business combinations	—	418	286
Note 4 of these Consolidated Financial Statements details significant acquisitions of businesses, which were PowerVision in 2019 and TrueVision and Tear Film in 2018. No goodwill from 2019 or 2018 acquisitions is tax-deductible.

23. Post-employment benefits for associates
Defined benefit plans
In addition to the legally required social security schemes, Alcon has sponsored numerous independent pension and other post-employment benefit plans and participates in certain plans of Novartis pending completion of their separation. In most cases, these plans are externally funded in entities that are legally separate from Alcon. For certain subsidiaries, however, no independent plan assets exist for the pension and other post-employment benefit obligations of associates. In these cases the related unfunded liability is included in the Consolidated Balance Sheet. The value of the post-employment benefits promised under the pension and other post-employment benefit plans is represented by the defined benefit obligation ("DBO"), which is measured based on the projected unit credit method ("PUC"). Independent actuaries reappraise the DBOs of all major pension and other post-employment benefit plans annually. Plan assets are recognized at fair value.
The major plans are based in Switzerland, the United States, Germany, and the United Kingdom. As of December 31, 2020, these plans represent 86% of Alcon's total DBO and, other than described below for the finalization of the Swiss plan separation, are independently sponsored by Alcon. Details of the plans in those significant countries are provided below.
The pension plans in Switzerland represent the most significant portion of Alcon's total pension DBO and the largest component of Alcon's total plan assets. The principal plan in Switzerland is funded. Following the Spin-off, all Alcon Swiss associates continued to participate in Novartis pension funds for a temporary period. For the Swiss pension plan, active insured members' benefits are partially linked to the contributions paid into the plan. Certain features of Swiss pension plans required by law preclude the plans from being categorized as defined contribution plans. These factors include a minimum interest guarantee on retirement savings accounts, a pre-determined factor for converting the accumulated savings account balance into a pension and embedded death and disability benefits. All benefits granted under a Swiss-based principal pension plan are vested, and Swiss legislation prescribes that the employer has to contribute a fixed percentage of an associate's pay to an external pension fund. Additional employer contributions may be required whenever the plan's statutory funding ratio falls below a certain level. The associate also contributes to the plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

As of December 31, 2020 the Swiss pension plan was managed by a separate legal entity governed by a board of trustees, that, for the pension plan, consisted of representatives nominated by Alcon's Former Parent and the active insured associates. The board of trustees was responsible for the plan design and asset investment strategy. Effective February 1, 2021, Alcon's Swiss pension obligation was set-up under an Alcon-sponsored arrangement with Copré La Collective de Prévoyance ("Copre"). Also effective February 1, 2021, Alcon has its own pension committee, consisting of representatives nominated by Alcon and the active insured associates. Associates' vested account balances are expected to transfer to Copré before March 31, 2021. As a collective foundation, Copré is governed by its own board of trustees which is responsible for the foundation regulations and asset investment strategy for multiple entities participating in the collective foundation. The pension committee is responsible for the plan design of Alcon’s plan. During the third quarter of 2020, the selection of Copré resulted in a plan amendment with past service costs of $12 million recognized in Other expense and a corresponding increase in the DBO.
The United States pension plans represent the second largest component of Alcon's total pension DBO and the third largest component of Alcon's total plan assets. The principal plan (Qualified Plan) is funded, whereas the plans providing additional benefits for executives (Defined Benefit Restoration Plan and Grandfathered Supplemental Executive Plan) are unfunded. Benefits in the Qualified Plan and Restoration Plan are frozen for all participants. Employer contributions are required for the Qualified Plan whenever the statutory funding ratio falls below a certain level. Furthermore, associates in the United States are covered under other post-employment benefit plans (US OPEB plans) which represent 99% of the total DBO for other post-employment benefit plans. These benefits in the US primarily consist of post-employment healthcare which has been closed to new members since 2015. Effective January 1, 2021, the Alcon sponsored group health plan for current and future eligible retired participants age 65 and over was changed to a private Medicare marketplace while providing an annual notional contribution to a Health Reimbursement Account for each covered member and spouse. The impact of the plan amendment in the fourth quarter of 2020 was a benefit of $164 million recognized in Other income and a corresponding decrease in the DBO in Provisions and other non-current liabilities. There is no statutory funding requirement for the US OPEB plans. The Qualified Pension plan and US OPEB plans were separated from Novartis plans subsequent to the Spin-off and were independently sponsored by Alcon as of December 31, 2020. The Defined Benefit Restoration Plan and Grandfathered Supplemental Executive Plan were already independently sponsored by Alcon.
The major pension arrangements in Germany are governed by the Occupational Pensions Act ("BetrAVG") and represent the third largest component of Alcon's total pension DBO and the fifth largest component of Alcon's total plan assets. The plans are partly funded by a Contractual Trust arrangement or direct insurances. The employer is responsible for contributing the premiums to the insurances and paying certain benefits when they fall due. All plans are closed for new entrants and the benefits are fully vested for all participants. For some participants the benefits are based on final salary and length of employment, and for others the benefit is earned each year based on the current salary in the year of service. Associates do not contribute towards the cost of the benefits.
The pension plans in the United Kingdom represent the fourth largest component of Alcon's total pension DBO and the second largest component of Alcon's total plan assets. The Alcon United Kingdom Pension Scheme is governed and administered by a board of trustees in accordance with its Trust Deed. United Kingdom legislation requires that pension schemes are funded prudently (i.e., to a level in excess of the "best estimate" expected cost of providing benefits). Funding is assessed on a triennial basis using (prudent) assumptions agreed by the board of trustees and Alcon. The board of trustees is responsible for jointly agreeing with Alcon the level of contributions needed to eliminate any shortfall over a reasonable period of time, typically not exceeding 10 years. Under the governing documentation, if a surplus remains once liabilities have been settled it would be refunded to Alcon.
One of Alcon's pension plans has a surplus that is not recognized, on the basis that future economic benefits are not available to the entity in the form of a reduction in future contributions or a cash refund.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following tables summarize the funded and unfunded DBO for pension and other post-employment benefit plans of Alcon associates at December 31, 2020 and 2019:

	Pension plans		Other post-employment benefit plans
($ millions)	2020	2019	2020	2019
Benefit obligation at January 1	723	662	423	385
Current service cost	31	22	14	8
Interest cost	12	13	15	15
Past service costs and settlements	9	2	(165)	—
Administrative expenses	1	1	—	—
Remeasurement losses arising from changes in financial assumptions	38	71	92	52
Remeasurement losses/(gains) arising from changes in demographic assumptions	2	6	(4)	(1)
Remeasurement (gains) arising from experience-related changes	(13)	(5)	(27)	(20)
Currency translation effects	44	1	—	—
Benefit payments	(36)	(15)	(25)	(16)
Contributions of associates	6	5	9	—
Effect of acquisitions, divestments or transfers	—	(40)	—	—
Benefit obligation at December 31	817	723	332	423
Fair value of plan assets at January 1	451	424	—	40
Interest income	7	8	—	1
Return on plan assets excluding interest income	32	36	—	3
Currency translation effects	24	7	—	—
Employer contributions	25	21	16	(28)
Contributions of associates	6	5	9	—
Settlements	(2)	—	—	—
Benefit payments	(36)	(15)	(25)	(16)
Effect of acquisitions, divestments or transfers	12	(35)	—	—
Fair value of plan assets at December 31	519	451	—	—
Funded status	(298)	(272)	(332)	(423)
Limitation on recognition of fund surplus at January 1	(6)	(4)
Change in limitation on recognition of fund surplus (including exchange rate differences)	(11)	(2)
Limitation on recognition of fund surplus at December 31	(17)	(6)
Net liability in the balance sheet at December 31	(315)	(278)	(332)	(423)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The reconciliation of the net liability from January 1 to December 31 is as follows:

	Pension plans		Other post- employment benefit plans
($ millions)	2020	2019	2020	2019
Net liability at January 1	(278)	(242)	(423)	(345)
Current service cost	(31)	(22)	(14)	(8)
Net interest expense	(5)	(5)	(15)	(14)
Administrative expenses	(1)	(1)	—	—
Past service costs and settlements	(11)	(2)	165	—
Remeasurements	5	(36)	(61)	(28)
Currency translation effects	(20)	6	—	—
Employer contributions	25	21	16	(28)
Effect of acquisitions, divestments or transfers	12	5	—	—
Change in limitation on recognition of fund surplus	(11)	(2)	—	—
Net liability at December 31	(315)	(278)	(332)	(423)

Amounts recognized in the balance sheet
Prepaid benefit cost	24	13	—	—
Accrued benefit liability	(339)	(291)	(332)	(423)
The following tables provide detail of the DBO for pension plans by geography and type of member and of plan assets based on the geographical locations in which they are held:

	2020
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(251)	(53)	(76)	—	(125)	(505)
Deferred pensioners	(12)	(50)	(32)	(62)	(17)	(173)
Pensioners	(26)	(35)	(26)	(42)	(10)	(139)
Benefit obligation at December 31	(289)	(138)	(134)	(104)	(152)	(817)
Thereof: unfunded plans	51	30	—	—	31	112
Thereof: unfunded portion of funded plans	84	14	115	—	14	227
Prepaid benefit costs and limitation on recognition of fund surplus	—	—	—	(23)	(18)	(41)
Fair value of plan assets at December 31	154	94	19	127	125	519
Funded status	(135)	(44)	(115)	23	(27)	(298)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	2019
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(216)	(40)	(61)	—	(123)	(440)
Deferred pensioners	(12)	(46)	(27)	(54)	(12)	(151)
Pensioners	(16)	(41)	(21)	(44)	(10)	(132)
Benefit obligation at December 31	(244)	(127)	(109)	(98)	(145)	(723)
Thereof: unfunded plans	47	29	—	—	23	99
Thereof: unfunded portion of funded plans	65	18	92	—	17	192
Prepaid benefit costs and limitation on recognition of fund surplus	—	—	—	(11)	(8)	(19)
Fair value of plan assets at December 31	132	80	17	109	113	451
Funded status	(112)	(47)	(92)	11	(32)	(272)

The following table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of Alcon associates:

	Pension plans		Other post-employment benefit plans
	2020	2019	2020	2019
Discount rate	1.2%	1.7%	2.3%	3.3%
Expected rate of pension increase	1.1%	1.2%
Expected rate of salary increase	2.4%	3.3%
Interest on savings account	1.0%	1.0%
Current average life expectancy for a 65-year-old male (in years)	20	21	20	21
Current average life expectancy for a 65-year-old female (in years)	23	24	22	23
The following table shows additional details related to the weighted average discount rates for the principal plan for each significant country:

	Pension plans		Other post-employment benefit plans
	2020	2019	2020	2019
Switzerland	0.1%	0.3%
United States	2.4%	3.1%	2.3%	3.3%
Germany	0.8%	1.1%
United Kingdom	1.3%	2.0%
Changes in the aforementioned actuarial assumptions can result in significant volatility in the accounting for pension plans in the Consolidated Financial Statements. This can result in substantial changes in Alcon's other comprehensive income, non-current liabilities and prepaid pension assets.
The DBO is significantly impacted by assumptions related to the rate used to discount the actuarially determined post-employment benefit liability. This rate is based on yields of high-quality corporate bonds in the country of the plan. Decreasing corporate bond yields decrease the discount rate, resulting in an increase in the DBO and decrease in the funded status.
The impact of decreasing interest rates on a plan's assets is more difficult to predict. A significant part of the plan assets is invested in bonds. Bond values usually rise when interest rates decrease and may therefore partially compensate for the decrease in the funded status. Furthermore, pension assets also include significant holdings of equity instruments. Share

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

prices tend to rise when interest rates decrease and therefore often counteract the negative impact of the rising DBO on the funded status (although the correlation of interest rates with equities is not as strong as with bonds, especially in the short term).
The assumption for the expected rate for pension increases significantly affects the DBO of most plans in Switzerland, Germany and the United Kingdom. Such pension increases also decrease the funded status, although there is no strong correlation between the value of the plan assets and pension/inflation increases.
Assumptions regarding life expectancy significantly impact the DBO. An increase in longevity increases the DBO. There is no offsetting impact from the plan assets, as no longevity bonds or swaps are held by the pension funds. Generational mortality tables are used where this data is available.
The following table shows the sensitivity of the defined benefit pension and other post-employment benefit obligations to the principal actuarial assumptions as of December 31, 2020:

($ millions)	Change in 2020 year-end
25 basis point increase in discount rate	(42)
25 basis point decrease in discount rate	46
1 year increase in life expectancy	31
25 basis point increase in rate of pension increase	15
25 basis point decrease in rate of pension increase(1)	(7)
25 basis point increase of interest on savings account	4
25 basis point decrease of interest on savings account	(3)
25 basis point increase in rate of salary increase	6
25 basis point decrease in rate of salary increase	(4)
(1)Decrease in rate of pension increase is limited to zero.
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes of the assumptions may be correlated. When calculating the sensitivity of the DBO to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the PUC method at the end of the reporting period) has been applied as when calculating the net liability recognized in the Consolidated Balance Sheet.
The healthcare cost trend rate assumptions used for other post-employment benefits are as follows:

	2020	2019	2018
Healthcare cost trend rate assumed for next year	6.2%	6.5%	7.0%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2028	2028	2028

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2020, and 2019:

	Pension plans
(as a percentage)	Long-term target minimum	Long-term target maximum	2020	2019
Equity securities	15	40	31	32
Debt securities	20	60	46	42
Real estate	5	20	7	7
Alternative investments	0	20	10	15
Cash and other investments	0	15	6	4
Total			100	100
Cash and most of the equity and debt securities have a quoted market price in an active market. Real estate and alternative investments, which include hedge fund and private equity investments, usually do not have a quoted market price.
The strategic allocation of assets of the different pension plans is determined with the objective of achieving an investment return that, together with employer contributions and contributions of associates, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon the market and economic environments, actual asset allocations may temporarily be permitted to deviate from policy targets.
The weighted average duration of the DBO is 15.5 and 15.6 years as of December 31, 2020 and 2019, respectively.
Alcon's ordinary contribution to the various pension plans is based on the rules of each plan. Additional contributions are made whenever required by statute or law (i.e., usually when statutory funding levels fall below predetermined thresholds).
The following table summarizes expected future cash flows for pension and other post-employment benefit plans as of December 31, 2020:

($ millions)	Pension plans	Other post-employment benefit plans
Expected employer contributions to funded plans
2021 (estimated)	11	—
Expected future benefit payments
2021	44	19
2022	26	21
2023	28	22
2024	32	23
2025	32	23
2026-2030	185	110
Defined contribution plans
In many subsidiaries, associates are covered by defined contribution plans. Contributions charged to the 2020 Consolidated Income Statement for the defined contribution plans were $136 million (2019: $128 million; 2018: $105 million).

24. Equity-based compensation
For the year ended December 31, 2020, Alcon recorded equity-based compensation expense of $113 million (2019: $114 million, 2018: $93 million).
Liabilities from cash-settled equity-based compensation plans were $9 million as of December 31, 2020 (2019: $10 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

On April 9, 2019, Alcon adopted various equity-based incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
Prior to the Spin-off, Alcon associates participated in Novartis equity-based participation plans, which included stock options, RSUs, PSUs, RSAs and certain share ownership savings plans. Such awards were settled in shares or options of the Former Parent. For periods prior to the Spin-off, the Consolidated Income Statement reflects the compensation expense for the Novartis’s equity-based incentive plans in which Alcon associates participated.
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
Summary of unvested share movements
The below table summarizes unvested share movements for all Alcon equity-based incentive plans through December 31, 2020 and 2019:

	2020			2019
	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions
Unvested shares at January 1/Replacement awards issued at Spin-off(1)	4,742	51.20	243	4,222	n/a	212
Granted
Restricted awards	1,668	60.19	100	625	56.10	35
Performance awards	457	62.03	28	117	58.00	7
Vested(1)	(1,149)	n/a	(58)	(108)	n/a	(5)
Forfeited(1)	(301)	n/a	(16)	(114)	n/a	(6)
Unvested shares at December 31	5,417	54.90	297	4,742	51.20	243
(1)    Fair value of replacement awards granted at Spin-off and associated subsequent vesting and forfeitures based on estimated fair value per share at the time of Spin-off.
The remaining weighted-average vesting period of unvested equity-based awards as of December 31, 2020 was 1.3 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Alcon equity-based incentive plans
The below table summarizes the number of shares authorized under the plans as of December 31, 2020:

(thousands)	Authorized shares
Long-term Incentive Plan	20,000
Deferred Bonus Stock Plan	1,500
Swiss Employee Share Ownership Plan	475
Other share savings plans	275
Total	22,250
Long-Term Incentive Plan ("LTIP") - Restricted Stock Units and Restricted Stock Awards
Under Alcon's LTIP, certain eligible executives and management personnel may receive grants of RSUs and RSAs (together "Restricted awards"). The awards generally vest on the third anniversary of the award and are generally forfeited if the employment relationship with Alcon terminates prior to vesting. Recipients of RSU awards do not have any shareholder rights, such as voting or dividend rights, until the shares are delivered. Alcon associates receiving grants of RSAs are entitled to the dividends that may be declared and paid over the vesting period only if the associates vest in such award.
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
PSUs awarded to plan participants are granted at target incentive ranges from 30% to 430% of base compensation and vest over a three-year period. The payout between 0% and 200% of target is dependent upon four equally weighted performance metrics which are determined at the onset of the performance period by the Alcon Inc. Board of Directors. The metrics include cumulative annual growth rate of Net sales, Core EPS, market share, and innovation. The Alcon Inc. Board of Directors and the Compensation Committee assess the performance against the defined measures and approve the final payout. PSUs granted under the performance plan do not carry voting rights, but do carry dividend equivalents that are paid in Alcon Inc. shares at vesting, provided participants remain associates of Alcon.
For the periods prior to the Spin-off, Alcon associates participated in the Former Parent's Long-Term Performance Plan ("LTPP") and Long-Term Relative Performance Plan ("LTRPP"), which were substantially similar to Alcon's LTIP performance program.
Deferred Bonus Stock Plan ("DBSP")
Beginning in 2020, the annual incentives for the Alcon CEO and ATLs no longer include deferrals of compensation in the form of equity-based awards subject to the provisions of the DBSP. Prior to 2020, the Alcon CEO's annual incentive was paid 50% in cash in the year following the performance period, and 50% in Alcon Inc. RSUs or RSAs. In prior years ATLs received 70% of their annual incentive in cash and 30% in Alcon Inc. RSUs or RSAs. The RSUs and RSAs are granted in first quarter of the year following the performance period, which are deferred and restricted for three years. Each RSU is converted into one Alcon Inc. share at the vesting date. RSUs granted under the DBSP do not carry any dividend, dividend equivalent or voting rights. Executives in certain countries may elect to also receive some or all of their cash incentive in shares or share units that are not subject to vesting conditions.
The Alcon DBSP is substantially similar to and replaces the Annual Incentive plan, which existed in the periods prior to the Spin-off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Swiss Employee Share Ownership Plan and other share savings plans
Alcon associates in certain countries are encouraged to invest in share savings plans. Under the share savings plans, participants may elect to receive some or all of their wages or annual incentives in Alcon Inc. shares in lieu of cash. Subject to plan rules and limitations, as a reward for their participation in the share savings plans, at no additional cost to the participant, Alcon may fully or partially match their investments in shares after a holding period of three or five years.
Prior to the Spin-off, Alcon associates participated in the Former Parent's share savings plans, which were substantially similar to and replaced by Alcon's share savings plans.

25. Related parties transactions
Executive officers
The following table summarizes compensation information for key management personnel (7 members for all years presented):

($ millions)	2020	2019	2018
Cash and other compensation	12.8	12.5	10.3
Post-employment benefits	1.1	0.9	0.8
Equity-based compensation	9.2	10.7	11.3
Total	23.1	24.1	22.4
Transactions with members of the Board of Directors
Dr. Arthur Cummings, an Alcon Board Director, in his capacity as an ophthalmologist, provides certain consulting services, including assistance with various clinical trials to Alcon. In 2020 and 2019, Alcon paid to Dr. Cummings (or his related entities) approximately $54,809 and $84,844, respectively.
Transactions with Novartis (up to April 9, 2019)
Prior to the Spin-off, the Alcon business was a segment of Novartis such that transactions with Novartis were considered related party transactions. In connection with the Spin-off, Alcon entered into a separation and distribution agreement as well as various other agreements governing relationships with Novartis going forward, including manufacturing and supply, transitional services, tax matters, employee matters, and patent and know-how license and brand license agreements. Information included in this Note with respect to Novartis is strictly limited to related party transactions with Novartis prior to the Spin-off on April 9, 2019.
Transactions from trading activities related to products and services invoiced between other Novartis Group companies and Alcon's business, have been retained in the historical Consolidated Financial Statements. The ultimate controlling parent of both, the other Novartis Group companies and Alcon's business, was Novartis AG until the Spin-off.
The following table summarizes amounts for the years ended December 31, 2019 and 2018:

($ millions)	2019 (1)	2018
Sales to former parent	—	4
Contract manufacturing revenues from former parent	47	—
Purchases from former parent	19	4
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
Novartis Business Services ("NBS") charges, corporate overhead and other allocations from Former Parent
Prior to January 1, 2019, Novartis Group provided Alcon certain services from NBS, the shared service organization of Novartis Group, across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations. The Consolidated Financial Statements include the appropriate costs related to the services rendered, without profit margin, in accordance with the historical arrangements that existed between the Alcon business and NBS.
Further, certain general and administrative costs of Novartis Group were not charged or allocated to the Alcon business in the past. For the purpose of the 2018 financial statements, such costs were allocated based on reasonable assumptions and estimates, based on the direct and indirect costs incurred to provide the respective service. When specific identification was not practicable, a proportional cost method was used, primarily based on sales or headcount.
These NBS charges, corporate overhead and other allocations amounted to $553 million in 2018.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

26. Commitments and contingencies
Commitments
Research & development
Alcon has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Alcon that may be capitalized. As of December 31, 2020, the commitments to make payments under those agreements, and their estimated timing, were as follows:

($ millions)	2020
2021	26
2022	5
2023	1
2024	1
2025	—
Thereafter	47
Total	80
Other
Alcon entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations. For disclosure of Property, plant and equipment purchase commitments, see Note 9.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
Alcon has no significant environmental liabilities as at December 31, 2020 and 2019 and has incurred no significant remediation costs for the years ended December 31, 2020, 2019 and 2018.
27. Subsequent events
Subsequent to December 31, 2020, the Revolving Facility was extended to March 2026. The Revolving Facility remained undrawn as of February 23, 2021.
On February 23, 2021, the Alcon Board of Directors approved the proposal to submit the 2020 financial statements of Alcon Inc. and these Consolidated Financial Statements for approval at the Annual General Meeting on April 28, 2021. Additionally on February 23, 2021, the Board proposed a dividend of CHF 0.10 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $56 million using the CHF/USD exchange rate as of February 19, 2021.
The Board of Directors has evaluated subsequent events as they relate to Alcon for potential recognition or disclosures from January 1, 2021 to the date of the approval of these Consolidated Financial Statements and has determined there are no additional subsequent events to be reported in these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

28. Alcon subsidiaries
The following table lists the subsidiaries of Alcon Inc. with Total assets or Net sales to third parties in excess of $5 million included in the Consolidated Financial Statements at and for the year ended December 31, 2020, respectively. The equity interest percentage shown in the table represents Alcon's share in voting rights in those entities. Unless otherwise stated, each entity has share capital consisting of equity held directly by the Company or another of its consolidated subsidiaries.

Country of organization/Entity name	Place of business	Equity interest
Argentina
Alcon Laboratorios Argentina S.A.	Buenos Aires	100%
Australia
Alcon Laboratories (Australia) Pty Ltd	Frenchs Forest, NSW	100%
Austria
Alcon Ophthalmika GmbH	Wein	100%
Belgium
Alcon Laboratories Belgium BVBA	Puurs	100%
N.V. Alcon S.A.	Vilvoorde	100%
Brazil
Alcon Brasil Cuidados com a Saúde Ltda.	São Paulo	100%
Canada
Alcon Canada Inc.	Mississauga, Ontario	100%
Chile
Alcon Laboratorios Chile Ltd.	Santiago de Chile	100%
China
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing	100%
Alcon Hong Kong Limited	Hong Kong	100%
Colombia
Laboratorios Alcon de Colombia S.A.	Santafé de Bogotá	100%
Czech Republic
Alcon Pharmaceuticals (Czech Republic) s.r.o.	Prague	100%
Denmark
Alcon Nordic A/S	Copenhagen	100%
Ecuador
AlconLab Ecuador S.A.	Quito	100%
France
Laboratoires Alcon S.A.S.	Rueil-Malmaison	100%
Germany
Alcon Deutschland GmbH	Freiburg im Breisgau	100%
CIBA Vision GmbH	Grosswallstadt	100%
WaveLight GmbH	Erlangen	100%
Greece
Alcon Laboratories Hellas- Single Member Commercial and Industrial S.A.C.I.	Maroussi, Athens	100%
Hungary
Alcon Hungary Pharmaceuticals Trading Limited Liability Company	Budapest	100%
India
Alcon Laboratories (India) Private Limited	Bangalore	100%
Indonesia
PT. CIBA Vision Batam	Batam	100%
Ireland
Alcon Laboratories Ireland Limited	Cork City	100%
Israel
Optonol Ltd.	Neve-Ilan	100%
Italy
Alcon Italia S.p.A.	Milano	100%
Japan
Alcon Japan Ltd.	Tokyo	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
Malaysia
Alcon Laboratories (Malaysia) Sdn. Bhd.	Petaling Jaya	100%
CIBA Vision Johor Sdn. Bhd.	Kuala Lumpur	100%
Mexico
Alcon Laboratorios, S.A. de C.V.	Ciudad de Mexico	100%
Netherlands
Alcon Nederland B.V.	Arnhem	100%
New Zealand
Alcon Laboratories (New Zealand) Ltd.	Auckland	100%
Panama
Alcon Centroamerica S.A.	Panama City	100%
Peru
Alcon Pharmaceutical del Peru S.A.	Lima	100%
Philippines
Alcon Laboratories (Philippines), Inc.	Manila	100%
Poland
Alcon Polska Sp. z o.o.	Warszawa	100%
Portugal
Alcon Portugal-Produtos e Equipamentos Oftalmológicos Lda.	Porto Salvo	100%
Puerto Rico
Alcon (Puerto Rico), Inc.	Cataño, PR	100%
Romania
Alcon Romania S.R.L.	Bucharest	100%
Russian Federation
Alcon Farmacevtika LLC	Moscow	100%
Singapore
Alcon Pte Ltd	Singapore	100%
Alcon Singapore Manufacturing Pte Ltd	Singapore	100%
CIBA Vision Asian Manufacturing and Logistics Pte Ltd.	Singapore	100%
South Africa
Alcon Laboratories (South Africa) (Pty) Ltd.	Midrand	100%
South Korea
Alcon Korea Ltd.	Seoul	100%
Spain
Alcon Healthcare S.A.	Barcelona	100%
Switzerland
Alcon Grieshaber AG	Schaffhausen	100%
Alcon Management SA	Vernier	100%
Alcon Pharmaceuticals Ltd.	Fribourg	100%
Alcon Services AG	Fribourg	100%
Alcon Switzerland SA	Zug	100%
Thailand
Alcon Laboratories (Thailand) Limited	Bangkok	100%
Turkey
Alcon Laboratuvarlari Ticaret A.S.	Istanbul	100%
Ukraine
Alcon Ukraine LLC	Kiev	100%
United Kingdom
Alcon Eye Care UK Limited	Frimley/Camberley	100%
United States of America
Alcon Finance Corporation	Fort Worth, TX	100%
Alcon Laboratories, Inc.	Fort Worth, TX	100%
Alcon RefractiveHorizons, LLC	Fort Worth, TX	100%
Alcon Research, LLC	Fort Worth, TX	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
Alcon Vision, LLC	Fort Worth, TX	100%
CIBA Vision, LLC	Fort Worth, TX	100%
WaveLight, Inc.	Fort Worth, TX	100%
ClarVista Medical, Inc.	Fort Worth, TX	100%
PowerVision, Inc.	Fort Worth, TX	100%
Tear Film Innovations, Inc.	Fort Worth, TX	100%
TrueVision Systems, Inc.	Fort Worth, TX	100%
Alcon LenSx, Inc.	Fort Worth, TX	100%
During the year ended December 31, 2020, the below principal Novartis legal entity contained assets, liabilities and results of operations attributable to the Alcon business with Total assets or Net sales to third parties in excess of $5 million included in the Consolidated Financial Statements.

Mexico
Novartis Farmacéutica, S.A. de C.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Alcon Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Alcon Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
We also have audited the effects of disclosing earnings/(loss) per share information, as described in Note 8.2. In our opinion, such disclosures are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2018 financial statements of the Company other than with respect to the earnings/(loss) per share disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2018 financial statements taken as a whole.
Change in Accounting Principle
As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Goodwill and Alcon Brand Name Impairment Assessments
As described in Notes 3 and 10 to the consolidated financial statements, as of December 31, 2020 the Company had $8.9 billion of goodwill, as well as a $3.0 billion indefinite life intangible asset related to the Alcon brand name. An impairment assessment on goodwill and indefinite life intangible assets, which is performed over the groupings of cash generating units containing goodwill or the Alcon brand name, is performed at least annually. A cash generating unit to which goodwill has been allocated is considered impaired when its carrying amount, including the goodwill, exceeds its recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. An intangible asset other than goodwill is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessment. In most cases, no direct or indirect observable market prices for identical or similar assets are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is based on net present value techniques utilizing post-tax cash flows and discount rates. The estimates used by management in calculating the net present values involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, terminal growth rate, discount rate, and additionally for the Alcon brand name, royalty rate.
The principal considerations for our determination that performing procedures relating to the goodwill and Alcon brand name impairment assessments is a critical audit matter are the significant judgment by management when determining the fair value less costs of disposal, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating for (i) goodwill, management’s significant assumptions related to long-term sales forecasts and discount rate, and (ii) the Alcon brand name, management’s significant assumptions related to long-term sales forecasts, discount rate and royalty rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and the Alcon brand name impairment assessments, including controls over the determination of the fair value less costs of disposal. These procedures also included, among others, testing management’s process for developing the fair value less costs of disposal estimates; evaluating the appropriateness of the fair value estimates; testing the completeness, accuracy, and relevance of underlying data used; and evaluating the significant assumptions used by management related to long-term sales forecasts, discount rates and royalty rate. Evaluating management’s assumptions related to long-term sales forecasts involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s estimate of fair value less costs of disposal method and the discount rate and royalty rate significant assumptions.
In-Process Research and Development and Definite Lived Intangible Asset Impairment Assessments
As described in Notes 3 and 10 to the consolidated financial statements, as of December 31, 2020 the Company had $727 million of in-process research and development (IPR&D) intangible assets and $5,390 million of definite lived intangible assets. An impairment assessment on individual IPR&D assets is performed at least annually or when facts and circumstances warrant. Individual definite lived intangible assets are evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. An intangible asset is considered impaired when its carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessment. In most cases, no direct or indirect observable market prices for identical or similar assets are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is based on net present value techniques utilizing post-tax cash flows and discount rates. The estimates used by management in calculating the net present values involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, and discount rates, and additionally for IPR&D intangible assets, the timing and probability of success.
The principal considerations for our determination that performing procedures relating to the IPR&D and definite lived intangible asset impairment assessments is a critical audit matter are the significant judgment by management when determining the fair value less costs of disposal, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating for (i) IPR&D intangible assets, management’s significant assumptions related to long-term sales forecasts, discount rate, and probability of success, and (ii) definite lived intangible assets, management’s significant assumptions related to long-term sales forecasts and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s IPR&D and definite lived intangible asset impairment assessments, including controls over the determination of the fair value less costs of disposal. These procedures also included, among others, testing management’s process for developing the fair value less costs of disposal estimates; evaluating the appropriateness of the fair value estimates; testing the completeness, accuracy, and relevance of underlying data used; and evaluating the significant assumptions used by management related to long-term sales forecasts, discount rates and probability of success. Evaluating management’s assumptions related to long-term sales forecasts and probability of success involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business, and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Evaluating management’s assumption related to long-term sales forecasts also involved ensuring consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s estimate of fair value less costs of disposal method and the discount rate significant assumptions.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas
February 23, 2021

We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Alcon Inc.
Opinion on the Financial Statements
We have audited the income statement, statement of comprehensive loss, statement of changes in equity, and statement of cash flows of Alcon Inc. (formerly known as the Novartis AG Alcon business) (the ‘‘Company’’), for the year ended December 31, 2018 including the related notes (collectively referred to as the ‘‘financial statements’’) before the effects of disclosing earnings/(loss) per share information discussed in Note 8.2. In our opinion, the financial statements, before the effects of disclosing earnings/(loss) per share information discussed in Note 8.2, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2018 financial statements before the effects of disclosing earnings/(loss) per share information discussed in Note 8.2 are not presented herein).
We were not engaged to audit, review, or apply any procedures to the earnings/(loss) per share information described in Note 8.2 and accordingly, we do not express an opinion or any other form of assurance about whether such disclosures are appropriate and have been properly applied. Those disclosures were audited by other auditors.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements, before the effects of disclosing earnings/(loss) per share information described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
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