Form 20-F
period 2021-12-31
ALCON INC
filed 2022-02-15
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring the shell company report __________
Commission file number: 001-31269
Alcon Inc.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English)
Switzerland
(Jurisdiction of incorporation or organization)
Rue Louis-d'Affry 6, 1701 Fribourg, Switzerland
(Address of principal executive office)

Royce Bedward, Chemin de Blandonnet 8, 1214 Vernier, Geneva, Switzerland; Tel: +1 817 293 0450 ; Fax +1 817 916 2652
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value CHF 0.04 per share	ALC	SIX Swiss Exchange
New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 490,086,981
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" and in Rule 12b-2 of the Exchange Act.

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
Unless the context requires otherwise, the words "we", "our", "us", "Alcon", "Company" and similar words or phrases in this Annual Report refer to Alcon Inc. and its consolidated subsidiaries and the words "Novartis", "Novartis Group" and "Former Parent" refer to Novartis AG and its consolidated affiliates. The term "Alcon Division" means the Alcon business as it was operated under Novartis. The term "Spin-off" refers to the distribution of a dividend-in-kind of Alcon shares to Novartis shareholders and American Depository Receipt ("ADR") holders as approved by Novartis shareholders at their Annual General Meeting held on February 28, 2019. In this Annual Report, references to the "eye care market" are to the Surgical and Vision Care markets in which we participate, including the sale of ophthalmic surgical devices, contact lenses and ocular health products, but not including the sale of spectacles and prescription ophthalmic pharmaceutical products; references to "United States dollars", "US dollars", "USD" or "$" are to the lawful currency of the United States of America, and references to "CHF" are to Swiss francs, the lawful currency of Switzerland; references to "International" are to the entire world except the United States of America, unless the context otherwise requires; references to "associates" are to our employees; references to the "SEC" are to the US Securities and Exchange Commission, references to the "FDA" are to the US Food and Drug Administration, and references to "EMA" are to the European Medicines Agency, an agency of the EU; references to the "NYSE" are to the New York Stock Exchange, and references to the "SIX" are to the SIX Swiss Exchange; references to "AT-IOL" mean advanced technology intraocular lenses; and references to "Alcon shares" or "our shares" are to Alcon ordinary shares, nominal value CHF 0.04 per share, with ticker symbol "ALC."
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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This Annual Report contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, our expectations concerning our future performance and the effects of the COVID-19 pandemic on our businesses. You should not place undue reliance on these statements.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as:
•cybersecurity breaches or other disruptions of our information technology systems;
•compliance with data privacy, identity protection and information security laws;
•our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the US Department of Justice;
•our success in completing and integrating strategic acquisitions;
•the impact of a disruption in our global supply chain or important facilities;
•the effect of the COVID-19 pandemic as well as other viral or disease outbreaks;
•global and regional economic, financial, legal, tax, political and social change;
•the commercial success of our products and our ability to maintain and strengthen our position in our markets;
•the success of our research and development efforts, including our ability to innovate to compete effectively;
•pricing pressure from changes in third party payor coverage and reimbursement methodologies;
•ongoing industry consolidation;
•our ability to properly educate and train healthcare providers on our products;
•the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices;
•our reliance on outsourcing key business functions;
•changes in inventory levels or buying patterns of our customers;
•our ability to attract and retain qualified personnel;
•our ability to service our debt obligations;
•the need for additional financing through the issuance of debt or equity;
•our ability to protect our intellectual property;
•the effects of litigation, including product liability lawsuits and governmental investigations;
•our ability to comply with all laws to which we may be subject;
•effect of product recalls or voluntary market withdrawals;
•the implementation of our enterprise resource planning system;

•the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets;
•the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing;
•legislative, tax and regulatory reform;
•the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland;
•our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests;
•the impact of being listed on two stock exchanges;
•the ability to declare and pay dividends;
•the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; and
•the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
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
3.A. [RESERVED]
3.B. CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

3.D. RISK FACTORS
You should carefully consider the risks described below, together with all of the other information included in this Annual Report, in evaluating Alcon and our securities. The following risk factors could adversely affect our business, financial condition and results of operations and the price of our securities.
Risks Related to Our Business Generally
Significant cybersecurity breaches could disrupt business operations, result in the loss of critical and confidential information and adversely impact our reputation and results of operations.
We are heavily dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support our business processes. We are also increasingly seeking to develop technology-based products to improve patient welfare in a variety of ways, which could also result in us gathering personal information about patients and others electronically. In addition, we rely on the Internet, social media tools and mobile technologies as a means of communication and to gather information, which can include personal information.
The size and complexity of these information technology systems, and, in some instances, their age, make them potentially vulnerable to external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, including state-sponsored cybercrimes, malware, misplaced or lost data, programming or human errors or other similar events. Furthermore, because cyber-threats continue to evolve, it is becoming increasingly difficult to detect and successfully defend against them. Consequently, there is a risk that a cybersecurity breach remains undetected for a period of time.
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
A cybersecurity breach could negatively impact important business processes, such as the conduct of scientific research and clinical trials, the submission of the results of such efforts to health authorities in support of requests for product approvals, the functioning of our manufacturing and supply chain processes, our compliance with legal obligations and our other key business activities, including our associates' ability to communicate with one another and with third parties. These risks were heightened during the ongoing pandemic with our office-based associates largely working from home. Such potential information technology issues could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. Furthermore, malfunctions in software or in devices that make significant use of information technology, including our surgical equipment, could lead to a risk of harm to patients.
Cybersecurity breaches, technology disruptions, privacy violations, or similar issues could cause the loss of trade secrets or other intellectual property, expose personal information, interrupt our operations, all of which could result in enforcement actions or liability, including potential government fines, claims for damages and shareholders' litigation. Any such events could require us to expend significant resources beyond those we already invest to further modify or enhance our protective measures, to remediate any damage and to enable the continuity of our business.
Data privacy, identity protection and information security compliance may require significant resources, and our failure to comply with applicable law could lead to significant liability.
Our routine business operations, including through the use of information technologies such as the Internet, social media, mobile technologies and technology-based medical devices like our surgical equipment, increasingly involve our collecting, storing, accessing, and processing personal data and other information about patients, vendors, customers, associates, collaborators and others that are subject to privacy and security laws, regulations and customer-imposed controls. Failure to protect that information could expose such people's personal information to unauthorized persons. Any such event could give rise to significant potential liability and reputational harm, including potentially substantial monetary penalties.
We are subject to certain privacy laws and regulations that continue to evolve, including Swiss privacy laws, the EU's General Data Protection Regulation and the California Consumer Privacy Act. In addition, there are different and potentially conflicting data privacy laws in effect in the various jurisdictions in which we operate and we must understand and comply with each law and standard in each of these jurisdictions while ensuring the data is secure. In addition, we must make significant efforts to ensure that any international transfers of personal data are done in compliance with applicable law. Failure to comply with these laws could lead to significant liability.

If we breach the Deferred Prosecution Agreement with the US Department of Justice, then resulting actions by the DoJ could have a material adverse effect on our business, financial condition, results of operations or cash flows.
On June 25, 2020, Alcon entered into a three-year Deferred Prosecution Agreement ("DPA") with the US Department of Justice ("DoJ") regarding a charge that Alcon Pte Ltd. conspired to falsify financial books and records in violation of the US Foreign Corrupt Practices Act of 1977, as amended ("FCPA"). The charge relates to payments made by a former distributor to health care providers in Vietnam between 2007 and 2014. Alcon agreed to pay the DoJ a penalty of $8.925 million, for which Novartis has indemnified Alcon.
Under the DPA, the DoJ has agreed to defer prosecution for three years of the facts acknowledged by us that occurred between 2007 and 2014, after which period the charges will be dismissed with prejudice if we do not violate the terms of the DPA. If the DoJ determines that we have breached the DPA, the length of the DPA could be extended, the terms could be modified, a monitor could be appointed, and/or we could be subject to prosecution and additional fines or penalties, including the deferred charges. Criminal prosecution or sanctions could have a material adverse effect on our business, financial condition, results of operations, or cash flows.
We may not successfully complete and integrate strategic acquisitions to expand or complement our business.
As part of our growth strategy, we regularly evaluate and pursue external investments, alliances, license arrangements, acquisitions and other transactions, which we collectively refer to as "BD&L" transactions, to expand or complement our business. For example, in 2021, we announced the acquisition of the US commercialization rights to Simbrinza and the acquisition of Ivantis. These and other ventures may bring new technologies, products or customers to enhance our prominent position in the ophthalmic industry. We may be unable to identify suitable acquisition candidates at attractive prices or at all. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates and governmental regulation (including market concentration limitations and other competition laws).
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
We are engaged in manufacturing and sourcing of products and materials on a global scale. Our operations and those of our suppliers could be disrupted by a number of factors, including: disruptions in logistics; strikes and other labor disputes; loss or impairment of key manufacturing sites; loss of key suppliers; supplier capacity constraints; raw material and product quality or safety issues; inflation; industrial accidents or other occupational health and safety issues; the impact on our suppliers of tighter credit or capital markets; epidemics and pandemics; and natural and man-made disasters, including climatic events (including any potential effect of climate change), power grid failures, acts of war or terrorism, political unrest, fires or explosions and other external factors over which we have no control.

In addition, we single-source or rely on limited sources of supply for some components, raw materials and production services, such as sterilization, used in the production of our products. The loss of one of these suppliers or the inability of any such supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. Moreover, a price increase from a supplier where we do not have a supply alternative could cause our profitability to decline if we cannot increase our prices to our customers. To ensure sufficient supply, we may determine that we need to provide financing to some subset of our supplier base, which could increase our financial exposure to such suppliers.
Semiconductor chips are an essential component to the manufacture of our equipment. Due to our reliance on these semiconductor chips, we are subject to the risk of shortages and long lead times in their supply. For example, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips, resulted in a severe global shortage of chips in 2021. This shortage may result in delays in the manufacture of our equipment and increased costs to source available semiconductor chips. Further, delays in the manufacture of our equipment due to a continuing shortage of semiconductor chips may harm our reputation and otherwise materially and adversely affect our business and operations.
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
The effects of the ongoing COVID-19 pandemic, as well as the mitigation measures, have had, and may continue to have, a material adverse impact on our business, net sales, profitability, financial condition, liquidity and cash flows.
To stem the spread of COVID-19 disease, in early 2020 nearly all major markets began to implement “stay-at-home” orders, business shutdowns, including offices of eye care professionals, and the deferral of non-urgent surgical procedures, leading to a global economic standstill. Such actions have resulted in disruptions to our supply chain, operations, facilities and associate workforce. While “stay-at-home" orders continued to be implemented sporadically in 2021, if business shutdowns and the deferral of non-urgent surgical procedures are re-implemented broadly to combat the spread of COVID-19, our business, net sales, financial condition, liquidity and cash flows would be adversely affected further.
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
Moreover, the effects of vaccine mandates are not yet known. A growing number of countries are making vaccination compulsory for workers. Further, certain customers have issued vaccine requirements with respect to our associates who visit their facilities. Our efforts to comply with these mandates, including requiring that some or all of our associates be fully vaccinated against COVID-19, could result in increased labor attrition and disruption, as well as difficulty securing future labor needs, and could adversely impact our ability to deliver services to our customers, which could in turn adversely impact our results of operations.
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
Unpredictable political and social conditions currently exist in various parts of the world, including a backlash against free trade, anti-immigrant sentiment, social unrest, a refugee crisis, food and water shortages, COVID-19 related actions, terrorism and the risk of direct conflicts between nations. In addition, the current trade environment is extremely volatile, including the imposition of trade tariffs, trade or economic sanctions, or other restrictions. Changes in trade policy vis-à-vis countries that we operate in could affect our ability to and/or the cost of doing business in such countries. For example, we expect that the ongoing trade dispute between the United States and China could potentially have an adverse effect on the export of our surgical equipment to China. Similarly, following the UK's "Brexit" and with the rise of nationalist, separatist and populist sentiment in various countries, there is a risk that barriers to free trade and the free movement of people may rise in Europe. As we have a sizable commercial presence in the UK, the continuing uncertainty surrounding the effect of "Brexit" may impact our business in the UK and the rest of Europe, including our costs and the distribution of our products in those markets. Further, significant conflicts continue in parts of the Middle East, including conflicts involving Saudi Arabia and Iran, and with respect to places such as North Korea and Ukraine. Collectively, such difficult conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties of international transactions.
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
Economic conditions in our markets may also deteriorate due to epidemics or pandemics; natural and man-made disasters, including climatic events (including any potential effect of climate change), power grid failures, acts of war or terrorism, inflation, political unrest, fires or explosions; and other external factors over which we have no control.
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
Economic, social and political conditions, laws, practices and local customs vary widely among the countries, particularly in emerging markets, in which we sell our products. Our operations in emerging markets, particularly China, are subject to a number of heightened risks and potential costs, including lower profit margins, less stringent protection of intellectual property, higher risk of violating anticorruption laws and economic, political and social uncertainty. For example, many emerging markets have currencies that fluctuate substantially. If currencies devalue and we cannot offset with price increases, our products may become less profitable. Inflation in emerging markets also can make our products less profitable and increase our exposure to credit risks. We have previously experienced currency fluctuations, unstable social and political conditions, inflation and volatile economic conditions in emerging markets, which have impacted our profitability in the emerging markets in which we operate and we may experience such impacts in the future.
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
Our industry is highly competitive and, in both our surgical and vision care businesses, we face a mixture of competitors and intense competition from competitors' products. While we currently enjoy leading positions within our industry, our success highly depends on our ability to maintain or build on those leading positions. To compete effectively, we must continue to create, invest in or acquire advanced technology, incorporate this technology into our proprietary products, obtain regulatory approvals in a timely manner where required and manufacture and successfully market our products. We may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new products or new versions of our existing products. As a result of such difficulties and delays, our development expenses may increase and, as a consequence, our results of operations could suffer. Our failure to respond to competitive pressures in a timely manner could have a material adverse effect on our business, financial condition and results of operations.
For example, in our surgical business, we face a mixture of competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of specialized products. Development by other companies of new or improved products, processes or technologies may make our products or proposed products less competitive or obsolete. We also face competition from providers of alternative medical therapies such as pharmaceutical companies that have the potential to disrupt core elements of our business.
Shifts in industry market share can occur in connection with product issues, physician advisories, safety alerts and publications about our products. In the current environment of managed care, consolidation among healthcare providers, increased competition and declining reimbursement rates, and absent innovation, we must increasingly compete on the basis of price.
In addition, our vision care business operates within a highly competitive environment. In contact lenses, we face intense competition from competitors' products and may face increasing competition as other new products enter the market, for example, with increased product entries from contact lens manufacturers in Asia. New market entrants and existing competitors are also challenging distribution models with innovation in non-traditional, disruptive models such as direct-to-consumer, Internet and other e-commerce sales opportunities, which could adversely impact the traditional eye care professional ("ECP") channel in which Alcon has a significant presence. Our major competitors in contact lenses offer competitive products and differentiated materials, plus a variety of other eye care products including ophthalmic pharmaceuticals, which may give them a competitive advantage in marketing their lenses. Our vision care business also competes with manufacturers of eyeglasses and providers of other forms of vision correction including ophthalmic surgery. Furthermore, our ocular health product category is also highly competitive. We cannot predict the timing or impact of the introduction of competitive products, including new market entries, "generic" versions of our approved products, or private label products that treat the same conditions as those of our products. In addition, the introduction of alternatives in medical devices and medical prescriptions could also alter the dry eye product market and impede our sales growth. Our ability to respond to these competitive pressures will depend on our ability to decrease our costs and maintain gross margins and operating results, introduce new products successfully and on a timely basis and achieve manufacturing efficiencies and sufficient manufacturing capacity and capabilities for such products.
Finally, our financial performance also depends on our ability to successfully build and expand our markets. For example, while we currently expect our key markets to grow, particularly in multifocal contact lenses and AT-IOLs, the size of the markets in which we compete may not increase above existing levels, we may not be able to regain or gain market share, expand our market penetration or the size of the market for our products or compete effectively, and the number of procedures in which our products are used may not increase above existing levels. Decreases in market sizes or our market share and declines in average selling prices or procedural volumes could materially adversely affect our results of operations or financial condition. Furthermore, our failure to expand our markets beyond existing levels could impact our ability to grow in line with or above current industry standards.
Our research and development efforts may not succeed in bringing new products to market or may fail to do so in a cost-efficient manner or in a manner sufficient to grow our business, replace lost sales or take advantage of new technologies.
Our ability to continue to maintain and grow our business, to replace sales lost due to competition and to bring to market products that take advantage of new and potentially disruptive technologies depends heavily on the success of our research and development activities. Our success relies on our ability to identify and successfully develop cost-effective new products that address unmet medical and consumer needs. To accomplish this, we commit substantial financial, human and capital resources to product research and development, both through our internal dedicated resources and through BD&L transactions. Developing and marketing new products involves a costly, lengthy and uncertain process. Even when our new product development projects make it to market, there have been, and in future may be, instances where projects are subsequently discontinued for technical, clinical, regulatory or commercial reasons. In spite of our investments, our research and development activities and external investments may not produce commercially successful new products that will enable us to replace sales lost to our competitors or increase revenue to grow our business. We may not be able to successfully identify and obtain value from our external business development and strategic collaborative efforts. In addition, our new products may cannibalize a portion of the revenues we derive from existing products, therefore driving replacement revenue instead of incremental revenue.
Further, even if we are able to secure regulatory approval and achieve initial commercial success of our products, our products may abruptly cease to be commercially viable due to the discovery of adverse health effects. See "—We may implement product recalls or voluntary market withdrawals of our products."
If we are unable to maintain a cost-effective flow of successful new products sufficient to maintain and grow our business, cover any sales erosion due to competition and take advantage of market opportunities, this lack of innovation could have a material adverse effect on our business, financial condition or results of operations. For a description of the government approval processes which must be followed to market our products, see "—Regulatory clearance and approval processes for our products are expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our products" and "Item 4. Information on the Company—4.B. Business Overview—Government Regulation".
Changes in third-party payor coverage and reimbursement methodologies and potential regulatory price controls may adversely impact our ability to sell our products at prices necessary to support our current business strategy.
The prices, sales and demand for some of our products, in particular our surgical products, could be adversely affected by the increased emphasis managed care organizations and governments continue to place on reducing health care costs. In addition, some third-party payors will not provide reimbursement for a new product until we demonstrate the innovative value or improved patient outcomes of the new product, which could impact our ability to grow the market for sales of the product. There have also been recent initiatives by third-party payors to challenge the prices charged for medical products. Physicians, eye care professionals and other healthcare providers may be reluctant to purchase our products if they do not receive adequate reimbursement from third-party payors to cover the cost of those products and for procedures performed using those products. This risk can be heightened in times of higher inflation if reimbursement rates do not keep pace with increasing costs. Reductions in the prices for our products in response to these trends could reduce our profit margins, which would adversely affect our ability to invest and grow our business.
In the US as well as outside the US, governmental programs that typically reimburse at predetermined fixed rates may also decrease or otherwise limit amounts available through reimbursement. For example, in the EU, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which medical devices are reimbursed under state-run healthcare schemes. Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states. Countries implementing a volume-based procurement process, such as the one initiated in China in 2018, can lead to decreased prices. Other governmental funding restrictions, legislative proposals and interpretations of policy may negatively impact amounts available through reimbursement, including by restricting payment increases to hospitals and other providers through reimbursement systems, or by restricting whether reimbursement is available for our products at all.
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
Increasingly, a significant portion of our global sales are made to a relatively small number of distributors, retail chains and other purchasing organizations, as consolidation and vertical integration continue to disrupt existing channels. As a result, our customers are gaining additional purchasing leverage, which increases the pricing pressures facing our businesses.
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
Ultimately, if the third parties, fail to meet their obligations to us, we may lose our investment in the collaborations and fail to receive the expected benefits of these arrangements. Contractual remedies may be inadequate to compensate us for the damage to our business or lost profits. In addition, many of the companies to which we outsource key business functions may have more limited resources compared to us, and, in particular, may not have internal compliance resources comparable to those within our organization. Should any of these third parties fail to carry out their contractual duties or regulatory obligations or fail to comply with the law, including laws relating to export and trade controls, or should they act inappropriately in the course of their performance of services for us, there is a risk that we could be held responsible for their acts, that our reputation may suffer and that penalties may be imposed upon us. Any such failures by third parties could have a material adverse effect on our business, financial condition, results of operations or reputation.

Our inability to forecast demand accurately may adversely affect our sales and earnings and add to sales variability from quarter to quarter.
We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices, changes to our products, product transfers or the life cycle of our products. To successfully manage our inventories, we must estimate demand from our customers and produce products in sufficient quantity that substantially corresponds to that demand. If we fail to adequately forecast demand for any product, or fail to determine the optimal product mix for production purposes, we may face production capacity issues in manufacturing sufficient quantities of a given product. In addition, failures in our information technology systems, issues created by the implementation of our new ERP system or human error could also lead to inadequate forecasting of our overall demand or product mix.
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
Finally, our business, particularly the manufacturing of our products, requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations, including the manufacturing of our products. Although we have not experienced any material labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs to remain competitive in retaining talent. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.
Financial markets, including inflation and volatile exchange rates, are unpredictable, which could lead to unexpected impacts to our earnings, the return on our financial investments and the value of some of our assets.
Financial markets may adversely affect our earnings, the return on our financial investments and the value of some of our assets. For example, inflation could continue to accelerate, which could lead to higher interest rates, increasing our costs of raising capital. Uncertainties around future central bank and other economic policies in the United States and EU, as well as high debt levels in certain other countries, could also impact world trade. Sudden increases in economic, currency or financial market volatility in different countries have also impacted, and may continue to impact, our business and results of operations, including the value of our investments in our pension plans. See "—We may be underestimating our future pension and other post-employment benefit plan obligations."
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
We have outstanding debt of $4.1 billion as of December 31, 2021, and we may incur additional indebtedness in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions.
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
We may need to obtain additional financing, which may not be available or, if it is available, may not be on favorable terms and may result in dilution of our then-existing shareholders.
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
In addition, from time to time, we are named as a defendant in product liability lawsuits and, to the extent we are, we may in the future incur material liabilities relating to such product liability claims, including claims alleging product defects and/or alleged failure to warn of product risks. The risk of material product liability litigation is increased in connection with product recalls and voluntary market withdrawals. We have voluntarily taken products off the market in the past. The combination of our insurance coverage, cash flows and provisions may not be adequate to satisfy product liabilities that we may incur in the future. Successful product liability claims brought against us or recalls of any of our products could have a material adverse effect on our business, results of operations or our financial condition.
Because of our extensive international operations, we could be adversely affected by violations of worldwide anti-bribery laws, including those that prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business, such as the FCPA, and laws that prohibit commercial bribery. Our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our associates or agents. Violations of these laws, or allegations of such violations, could disrupt our business and adversely affect our reputation and our business, results of operations, cash flows and financial condition.
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
For example, we are faced with increasing pressures, including new laws and regulations from around the world, to be more transparent with respect to how we do business, including with respect to our interactions with healthcare professionals and organizations. These laws and regulations include requirements that we disclose payments or other transfers of value made to healthcare professionals and organizations, including by our associates or third parties acting on our behalf, as well as with regard to the prices for our products. We are also subject to certain privacy laws, including Swiss privacy laws, the EU's General Data Protection Regulation and the California Consumer Privacy Act, which include significant penalties for non-compliance.
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
For additional information, see "Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings" and "—If we breach the Deferred Prosecution Agreement with the US Department of Justice, then resulting actions by the DoJ could have a material adverse effect on our business, financial condition, results of operations or cash flows."
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
The manufacturing and marketing of medical devices, including surgical equipment and instruments and pharmaceuticals, involve an inherent risk that our products may prove to be defective and cause a health risk. We are also subject to a number of laws and regulations requiring us to report adverse events associated with our products. Such adverse events and potential health risks identified in our monitoring efforts or from ongoing clinical studies may lead to voluntary or mandatory market actions, including recalls, product withdrawals or changes to the instructions for using our devices.
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
A recall of one of our products or a similar competing product manufactured by another manufacturer could impair sales and subsequent regulatory approvals of other similar products we market and lead to a general loss of customer confidence in our products. A product recall could also lead to a health authority inspection or other regulatory action or to us being named as a defendant in lawsuits. See "—Litigation, including product liability lawsuits, and governmental investigations may harm our business or otherwise distract our management."
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
We sponsor pension and other post-employment benefit plans in various forms. While most of our plans are now defined contribution plans, certain of our associates remain under defined benefit plans. For these defined benefit plans, we are required to make significant assumptions and estimates about future events in calculating the present value of expected future plan expenses and liabilities. These include assumptions used to determine the discount rates we apply to estimated future liabilities and rates of future compensation increases. Assumptions and estimates we use may differ materially from the actual results we experience in the future due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants, among other variables. For example, in 2021, a decrease in the interest rate we apply in determining the present value of expected future total defined benefit plan obligations (consisting of pension and other post-employment benefit obligations) of one-quarter of one percent would have increased our year-end defined benefit obligation by $38 million. Any differences between our assumptions and estimates and our actual experience could require us to make additional contributions to our pension funds. Further, additional employer contributions might be required if plan funding falls below the levels required by local rules.
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
In addition, we are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products or services. In other circumstances, we may be required to obtain an export license before exporting the item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory. Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could result in criminal, civil and administrative penalties and could have an adverse effect on our results of operations.
If any of these items were to occur, it could result in unanticipated expenditures to address or defend such actions, could harm our reputation and could adversely affect our business, financial condition and results of operations.
We are subject to laws targeting fraud and abuse in the healthcare industry.
We are subject to various global laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. For example, the US federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering, arranging for or recommending the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. These US laws have been interpreted to apply to arrangements between manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other healthcare-related professionals, on the other hand. US law provides that a claim for federal healthcare program reimbursement for items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Pricing and rebate programs for covered outpatient drugs reimbursed under federal healthcare programs must comply with the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, the Veterans Health Care Act of 1992, as amended, and the Deficit Reduction Act of 2005, as amended. The statutes and regulations governing the various price reporting requirements are complex and have changed over time, and the US government has not given clear guidance on many issues. In addition, recent statutory and regulatory developments have not yet been applied by the government or courts to specific factual situations. We believe that we are in compliance with all applicable government price reporting requirements, but there is the potential that the Centers for Medicare & Medicaid Services ("CMS"), other regulatory and law enforcement agencies or a court could arrive at different interpretations, with adverse financial or other consequences for us. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Some European Union bodies and most European Union member states and Japan impose controls and restrictions that are similar in nature or effect to those described above.
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

In connection with the Spin-off, our former parent retained certain assets of APL related to APL’s former pharmaceutical business. As a result, Novartis agreed with the Canton of Fribourg that each of APL and a subsidiary of Novartis (Novartis Ophthalmics AG, Fribourg) will have separate and standalone obligations and potential liabilities in connection with the five year claw-back period relating to the Fribourg investment tax incentive granted to APL. In particular, APL may be required to pay a "claw-back" amount of up to CHF 1.3 billion to the Fribourg tax authorities if APL fails to continue certain business activities in Fribourg and if Alcon Inc., APL and Alcon Services AG fail to (i) remain tax resident in Fribourg, and (ii) employ a certain minimum number of associates in Fribourg. Since December 31, 2018, our "claw-back" obligation has begun to be reduced each year by 20% of the original maximum amount and will expire on December 31, 2022. As of December 31, 2021, the "claw-back" obligation amounted to CHF 260 million.
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
In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development ("OECD") has proposed certain changes to the International tax standards that have resulted and will continue to result in local tax law changes under its Base Erosion and Profit Shifting ("BEPS") Action Plans to address issues of transparency, coherence and substance. Most recently, the OECD released its plans for proposing further amendments to the international tax standards, including a new attribution of the right to tax corporate profits where customers are located and a mechanism ensuring that all corporate profits would be subject to a minimum taxation level. In December 2021, the OECD released preliminary guidance as to how to calculate the minimum 15% tax rate that multinational companies are expected to be subject to in each country they operate in. These rules, when enacted, are likely to lead to an increase of our tax expense and effective tax rate.
Furthermore, Switzerland and the various Swiss cantons in which Alcon is present have adopted their own corporate tax reform. The main elements of the Swiss tax reform became effective in 2020 and have resulted in an increase in Alcon’s tax burden and effective tax rate in Switzerland.
In 2021, substantive modifications to the US corporate tax regulations were proposed as part of the Build Back Better legislation proposal. These regulations, if adopted and when enacted, could have a negative impact on our tax expense, effective tax rate and financial condition.
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
We carry a significant amount of goodwill and other intangible assets on our Consolidated Balance Sheet, primarily due to the value of the Alcon brand name, but also intangible assets associated with our technologies, acquired research and development, currently marketed products and marketing know-how. As a result, we may incur significant noncash impairment charges if the fair value of the intangible assets and the groupings of cash generating units containing goodwill would be less than their carrying value on our Consolidated Balance Sheet at any point in time. For example, in 2021, we recognized $225 million in impairment charges.

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
A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, diversity and inclusion, ethics and compliance with law and the role of the company’s board of directors in supervising various sustainability issues. In addition to the topics typically considered in such assessments, in the healthcare industry, issues of the public’s ability to access our products and solutions are of particular importance.
We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time and the potential impact of our business on society and the environment. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition or results of operations, including the sustainability of our business over time.
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
We may not pay or declare dividends.
Although Alcon expects that it will continue to recommend the payment of a regular cash dividend based upon the prior year’s core net income, we may not pay or declare dividends in the future. The declaration, timing and amount of any dividends to be paid by Alcon will be subject to the approval of shareholders at the relevant General Meeting of shareholders. The determination by the Board as to whether to recommend a dividend and the approval of any such proposed dividend by the shareholders will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Board and shareholders.
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
We report under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as a non-US company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters and intend to continue to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while US domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.
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

ITEM 4.    INFORMATION ON THE COMPANY
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY
General Corporate Information
Alcon is a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with article 620 et seq. of the Swiss Code of Obligations and registered with the Register of Commerce of the Canton of Fribourg, Switzerland ("Commercial Register") under registration number CHE‑234.781.164. Alcon is registered in the Commercial Register under each of Alcon AG, Alcon SA and Alcon Inc., all of which are stated in Alcon's Articles of Incorporation (our "Articles of Incorporation") as our corporate name. Alcon was formed for an unlimited duration, effective as of September 21, 2018, the date of the registration of Alcon in the Commercial Register. As a result of Novartis’ Spin-off of Alcon and its consolidated subsidiaries on April 9, 2019, Alcon became an independent, standalone corporation. Alcon’s shares are listed on the SIX and the NYSE under the ticker symbol “ALC”.
Alcon is domiciled in Fribourg, Switzerland and our registered office is located at Rue Louis‑d’Affry 6, 1701 Fribourg, Switzerland. Our headquarters is located in Geneva, Switzerland at the following address: Chemin de Blandonnet 8, 1214 Vernier, Geneva, Switzerland. Our telephone number is +41 58 911 20 00. Our principal website is www.alcon.com. The information contained on our website is not a part of this Form 20‑F.
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
On July 7, 2008, Nestlé sold to Novartis approximately 25% of the then outstanding Alcon shares and granted Novartis an option for Novartis to acquire Nestlé’s remaining shares in Alcon beginning in 2010. On August 25, 2010, Novartis purchased the remaining approximately 52% of the total outstanding Alcon shares owned by Nestlé. Following this purchase, Novartis owned an approximate 77% interest in Alcon. On December 14, 2010, Novartis entered into a definitive agreement to acquire the remaining 23% of Alcon through a merger of Alcon, Inc. into Novartis in consideration for Novartis shares and a contingent value amount. The merger was consummated on April 8, 2011, creating the Alcon Division within Novartis. In connection with the Novartis acquisition of Alcon, Novartis also merged its then‑existing contact lens and contact lens care unit, CIBA Vision, and certain of its ophthalmic pharmaceutical products into Alcon and moved the generic ophthalmic pharmaceutical business conducted by Alcon prior to the merger into the Sandoz Division of Novartis. In 2016, Novartis moved the management and reporting of Alcon ophthalmic pharmaceutical and over‑the‑counter ocular health products to the Innovative Medicines Division of Novartis. Subsequently, effective January 1, 2018, Novartis returned to Alcon the management and reporting of over‑the‑counter ocular health products and certain surgical diagnostic medications previously transferred from Alcon in 2016.
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
The COVID-19 pandemic continued to have an impact on our financial results and operations in 2021. The 2021 financial impact and risks are discussed in more detail in this Annual Report, including under “Item 5. Operating and Financial Review and Prospects”.

Significant Investments
In 2012, we began a multi‑year software implementation project to standardize our processes, enhance data transparency and globally integrate our fragmented and aging information technology systems across our commercial, supply and manufacturing operations worldwide, through a new foundation of Systems, Applications and Products in Data Processing ("SAP"), which is an ERP software platform. We expect to pay a total of approximately $808 million relating to the implementation of the new ERP system. We expect to complete the implementation in early 2023. Through December 31, 2021, the total amount paid with respect to the implementation was $768 million.
In addition, we have made significant investments in certain of our manufacturing facilities to enhance our production capabilities. For more information, see “Item 4.D. Property, Plants and Equipment—Major Facilities”.
Acquisitions
In the past three years, we have also entered into certain acquisition transactions, including (i) the exercise of an option to acquire 100% of the outstanding shares and equity of Ivantis, Inc. on November 5, 2021, (ii) the acquisition of exclusive US commercialization rights to Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis on June 8, 2021, and (iii) the acquisition of 100% of the outstanding shares and equity of PowerVision, Inc. on March 13, 2019. For further details on certain of our significant transactions in 2021, 2020 and 2019, see “Note 4 to the Consolidated Financial Statements."
Debt Issuances
In connection with the Spin-off, as discussed in greater detail in "Item 10. Additional Information—10.C. Material Contracts," on March 6, 2019 we entered into the Facilities. See "Item 10.C. Material Contracts—Bridge Loan, Term Sheet and Revolving Credit Facilities" for more information.
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
Transformation Program
On November 19, 2019, we announced a multi-year transformation program to better align our organizational structure with the scope of Alcon's business operations globally. We created four shared business centers designed to create efficiencies for reinvestment into key growth drivers. We estimate that the transformation program will result in total charges of approximately $300 million by 2023. Through December 31, 2021, the total expense recognized with respect to the transformation program was $169 million.
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

4.B. BUSINESS OVERVIEW
Overview
Alcon is the global leader in eye care with $8.2 billion in net sales during the year ended December 31, 2021. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Based on sales for the year ended December 31, 2021, we are the number one company by global market share in the ophthalmic surgical market and in the vision care market. We employ over 24,000 associates from more than 100 nationalities, operating in 60 countries and serving consumers and patients in over 140 countries. We believe our market leading position and global footprint allow us to benefit from economies of scale, maximize the potential of our commercialized products and pipeline and will permit us to effectively grow the market and expand into new product categories.
Our Surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our broad surgical portfolio includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end needs of the ophthalmic surgeon. Our Vision Care business comprises daily disposable, reusable and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma, and contact lens care, as well as ocular vitamins and redness relievers. Alongside our world-class products, Alcon provides best-in-class service, training, education and technical support for our customers.
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
We are dedicated to providing innovative products that enhance quality of life by helping people see brilliantly. Our strong foundation is based on our longstanding success as a trusted brand, our legacy of industry firsts and advancements, our leading positions in the markets in which we compete and our continued commitment to substantial investment in innovation. With more than 75 years of history in the ophthalmic industry, we believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide.
Our Markets
Overview
We currently operate in the global ophthalmic surgical and vision care markets, which are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving, and we estimate that the size of the eye care market in which we operate is approximately $27 billion and is projected to grow mid-single digits per year from 2021 to 2026.
Although it is estimated that 90% of all visual impairments are currently preventable, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. For example, based on market research, it is estimated that there are currently 65 million people with moderate to severe vision impairment due to cataracts, 1.8 billion who suffer from presbyopia, 153 million with uncorrected refractive errors, 146 million with diabetic retinopathy, 103 million living with glaucoma and approximately 1.4 billion who suffer from symptoms of dry eye, among other unaddressed ocular health conditions. In addition, there are 1 billion people living with some form of unaddressed visual impairment, as well as 70% of the global population needing basic vision correction. Below is a brief description of these ocular disorders.

Our Surgical and Vision Care products are targeted at addressing many of these unmet medical and consumer needs. We expect the surgical and vision care markets to continue to grow, driven by multiple factors and trends, including:
•Aging population with growing eye care needs:  A growing aging population continues to drive the increased prevalence of eye care conditions worldwide, as the number of persons aged 60 years or over is expected to more than double by 2050, rising from 962 million globally in 2017 to 2.1 billion in 2050.
•Innovation improving the quality of eye care:  Technology innovation in eye care is driving an increased variety of products that more effectively treat eye conditions. The importance of vision correction and preservation, the high return on healthcare spend and the improved patient outcomes are leading to increased coverage and reimbursement opportunities from governmental and private third-party payors, expanding patient access to such eye care products.
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
The Surgical Market
The surgical market in which we operate is estimated to be $11 billion and is projected to grow mid-single digits per year from 2021 to 2026. The surgical market includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training. Surgical implantables are medical devices designed to remain in the eye, such as monofocal and AT-IOLs placed in the eye during cataract surgery. Consumables include hand-held instruments, surgical solutions, equipment cassettes, patient interfaces and other disposable items typically used during a single ophthalmic surgical procedure. Finally, surgical equipment includes multi-use surgical consoles, lasers and diagnostic instruments used across procedures to enable surgeons to visualize and conduct ophthalmic surgeries. Market growth is expected to be driven mainly by:
▪An aging population causing increased global demand in cataract and vitreoretinal procedures;
▪Higher uptake of premium patient-pay technologies, such as where AT-IOL penetration is only 10% outside the US versus 19% in the US;

▪Increased adoption of advanced technologies, such as improved diagnostic instruments, surgical options for glaucoma management and the growing use of phacoemulsification during cataract removal, which is utilized in 65% of cases in emerging markets versus over 95% in the US; and
▪The increasing prevalence of diabetes, the incidence of which has nearly doubled from 4.7% in 1980 to 8.5% in 2014, and for which eye disease is a comorbidity.
The Vision Care Market
The vision care market in which we operate is estimated to be $16 billion and is projected to grow mid-single digits per year from 2021 to 2026. The vision care market is comprised of products designed for use by eye care professionals and consumers. Products are largely categorized across two product lines: contact lenses and ocular health. Market growth is expected to be driven mainly by:
•Fast growing daily disposable contact lens and premium reusable lens segment fueled by better material, improved health and comfort and enhanced vision acuity;
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
Our Business
Overview
With $8.2 billion in net sales during the year ended December 31, 2021, we are the global leader in eye care. Our broad range of products represents one of the most complete portfolios in the ophthalmic industry and comprises high-quality and technologically advanced products across all major product categories in the surgical and vision care markets. Our Surgical and Vision Care products are used in treating multiple ocular health conditions and offer leading eye care solutions for patients throughout their lives.

Our leadership position across most of our product categories enhances our ability to extend our product offering through the launch of new and innovative products and to expand our geographic reach into ophthalmic markets worldwide. Our Surgical business had approximately $4.7 billion in net sales of implantables, consumables and equipment, as well as services and other surgical products, and our Vision Care business had approximately $3.5 billion in net sales of our contact lens and ocular health products, during the year ended December 31, 2021.

We believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide. In each of our markets, we rely on our strong relationships with eye care professionals and consumers to attract and retain customers and expand the market. We customize our selling efforts with the goal of surrounding eye care professionals with Alcon representatives who can help address each aspect of a customer's needs. Our field force supplements the direct promotion of our products by providing customers with access to clinical education programs, hands on training, data from clinical studies and technical service assistance.
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
We have also made one of the largest commitments to research and development of any surgical and vision care company, with over 1,400 associates worldwide researching and developing treatments for vision conditions and eye diseases, and have sought innovation from both internal and external sources. In 2021, we invested $842 million in research and development. In addition to our in-house research and development capabilities, we also consider external innovation opportunities and routinely screen for companies developing emerging technologies that we believe could enhance our existing product offerings or develop into innovative new products. We intend to continue to pursue acquisition, licensing and collaboration opportunities as part of our goal of remaining a market leader in innovation.
Our Surgical Business
We hold the number one position in the global surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical business has the most complete line of ophthalmic surgical devices in the industry, creating a "one-stop shop" for our customers that we consider to be a key differentiator for our business. For the year ended December 31, 2021, our Surgical business had $4.7 billion in net sales.

Our Vision Care Business
Our Vision Care business consists of an extensive portfolio of contact lens and ocular health products, aimed at helping consumers see better. Our product lines include daily disposable, reusable and color-enhancing contact lenses. We also offer a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. With $3.5 billion in vision care net sales for the year ended December 31, 2021, we aim to continue to innovate across our vision care portfolio to improve the lives of consumers and eye care professionals around the world.
Our Strengths
We have a strong foundation based on robust industry expertise, leading brands and excellence in customer service, backed by more than 75 years of history as a trusted brand. Our strengths include:
•Global leader in highly attractive markets with the most complete brand portfolio.  With $8.2 billion in net sales in the year ended December 31, 2021, we are the leader in an attractive eye care market, which is supported by favorable population megatrends and is expected to grow mid-single digits per year from 2021 to 2026. Our Surgical business is the market leader in sales of ophthalmic equipment used in the operating room and is supported by the largest installed base of equipment worldwide, which we use to cross-promote our surgical consumables and IOLs. In our Vision Care business, our extensive portfolio of contact lens and ocular health products includes well-recognized brands such as TOTAL, Precision, Systane, Pataday and Opti-Free. We believe our global leadership position and extensive brand portfolio allow us to benefit and build on the robust fundamentals driving growth in our markets.
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
•Global scale and reach supported by high-quality manufacturing network.  We have an extensive global commercial footprint that provides us with the scale and reach to support future growth, maximize the potential of new launches, enter new geographies efficiently and to take advantage of the large, dynamic and growing surgical and vision care markets. Our commercial footprint, which includes operations in 60 countries, reaches consumers and patients in over 140 countries and is supported by over 3,500 sales force associates, 18 state-of-the-art manufacturing facilities employing our proprietary technologies and know-how and our extensive global regulatory capability. Our extensive sales and distribution network, supported by our market leadership position and focus on innovation and customer experience, enhances our ability to expand our geographic reach and extend our product offerings through the launch of new and innovative products worldwide.
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
•World leading expertise in eye care led by a first-class management team.  Our expertise in eye care is driven by our more than 75-year history in the industry and is supported by a high-quality workforce of more than 24,000 associates. We believe our institutional knowledge provides a competitive advantage because our associates' industry expertise, relationships with our customers and understanding of the development, manufacture and sale of our products helps us to better identify new customer needs, assess markets for entry and identify promising technologies. In addition, we believe the diverse experience of our management team in running complex businesses allows them to add significant value to our company. In particular, we benefit from having a management team with an extensive background in the eye care industry. Led by David J. Endicott, our Chief Executive Officer, our management team's deep knowledge of eye care has created excitement among our workforce for our mission.

Our Strategy
Our going-forward strategy builds on five key pillars in order to generate sustainable and profitable growth:
•Maximize the potential of our near-term portfolio by growing key products.  In Surgical, we plan to maintain our leading position in the IOL market as we launch our AT-IOLs on our new Clareon platform. In addition, we expect improved diagnostics and new optical designs will address historical barriers to AT-IOL adoption to further grow this patient-pay market. We will also continue to invest behind our presbyopia-correcting products (e.g., PanOptix, Vivity), execute on the development of our next generation equipment ecosystem for the operating room and office, leading to integration and intra-operability, and expand our reach in surgical glaucoma with the newly acquired Hydrus microstent. In Vision Care, we intend to maintain and grow our leading position in most of our product categories through increased eye care professional and consumer education, supported by continuous production innovation. We intend to expand our position in the daily disposable category behind our DAILIES TOTAL1 and PRECISION1 family of products and trade patients up to a premium offering in the reusable segment with TOTAL30. We also aim to expand the dry eye product market by leveraging our well-recognized Systane family of eye drops and increasing investment in dry eye education and awareness, as well as address the allergy relief market with the Pataday family of products, where we see a significant unmet need and an opportunity for robust market growth.
•Accelerate innovation and deliver the next wave of technologies.  We are committed to accelerating innovation by continuing to be one of the market leaders in investment in ophthalmic research and development. The research and development activities of our Surgical business are focused on expanding our AT-IOL portfolio to optimize the function of the IOL in restoring vision and reducing outcome variability, including through the use of advanced optics, adjustable materials and accommodating lenses. We are also developing next-generation lasers, robotics and other equipment for cataract, vitreoretinal and laser-refractive surgery, as well as improved visualization equipment. In our Vision Care business, our focus is on developing and launching new contact lens materials, coatings and designs to extend our product lines and improve patient comfort, as well as on new products to expand our portfolio of dry eye diagnostic and treatment, presbyopia and ocular health products. Finally, we expect to continue to supplement our internal innovation investments by identifying and executing on attractive BD&L opportunities with leading academic institutions and early-stage companies.
•Capture opportunities to expand markets and pursue adjacencies.  We believe there is a significant opportunity for growth in markets around the world due to under-penetration of both premium surgical devices, such as AT-IOLs, and of our Vision Care portfolio. We intend to facilitate this growth by continued investment in promotion and customer education across all of our markets. In emerging markets in particular, we believe that the growing number of eye care professionals and dedicated eye hospitals, increased levels of affluence, improving technology access and better patient awareness will increase the adoption of our products. By acquiring Ivantis, Inc. in early 2022, we expanded our Surgical portfolio to include the Hydrus microstent, a minimally invasive glaucoma surgery (or MIGS) device for the treatment of mild-to-moderate glaucoma. In addition, we believe we have significant opportunities to expand into adjacent product categories in which Alcon has not significantly participated in the past, through a combination of internal development efforts and potential mergers and acquisitions activity. These opportunities include pharmaceuticals, office-based diagnostics, surgical visualization and consumer driven ocular health products, where we expect our eye care expertise and global commercial footprint will allow us to attract and retain new customers.
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
•Leverage infrastructure to improve operating efficiencies and margin profile over time.  With the significant organizational and infrastructure investments we have made over the last several years, we believe we have established a stable foundation that will allow us to continue to enhance the productivity of our commercial resources. We expect to drive significant top line growth and increase operating leverage through improved sales mix, further supply chain efficiency initiatives and support new lower-cost manufacturing platforms to meaningfully improve our core operating income margins over time.

Our Industry
Selected Conditions that are Treated by Eye Surgery and Surgical Products
Cataracts
A cataract is the progressive clouding of the normally transparent natural lens in the eye. This clouding is usually caused by the aging process, although it can also be caused by heredity, diabetes, environmental factors and, in some cases, medications. As cataracts grow, they typically result in blurred vision and increased sensitivity to light. Cataract formations occur at different rates and may affect one or both eyes. Cataract surgery is one of the most frequently performed surgical procedures. According to the National Eye Institute, cataracts are the leading cause of blindness worldwide even though effective surgical treatment exists. Currently, surgical removal of the clouded lens followed by insertion of a transparent artificial replacement lens, called an IOL, is the preferred treatment for cataracts. The clouded lens is usually removed through a process known as phacoemulsification. During phacoemulsification, an ophthalmic surgeon makes a small surgical incision in the cornea (approximately 2-3 millimeters wide) and inserts an ultrasonic probe that breaks up, or emulsifies, the clouded lens while a hollow needle removes the pieces of the lens. Once the clouded lens is removed, the surgeon inserts an intraocular lens through the same surgical incision. An AT-IOL is a type of IOL that also corrects for refractive errors, like presbyopia and astigmatism.
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
Surgical
We hold the number one position in the global ophthalmic surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical portfolio includes equipment, instrumentation and diagnostics, IOLs and other implantables and a broad line of consumables, including viscoelastics, surgical solutions, incisional instruments, surgical custom packs and other products. For the year ended December 31, 2021, net sales for our implantables, consumables and equipment and other surgical products were $1.5 billion, $2.4 billion and $0.8 billion, respectively.
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
Sustainable patient access to quality eye care is core to our business. Alcon has invested significant resources to innovate new technologies, expand reimbursement pathways (public and/or private insurance) and teach new skills to clinicians around the world to improve patient outcomes and eye care access. Across our Surgical portfolio, we sell a tiered offering of products intended to meet the specific needs of customers in markets around the world at different price points. Newly launched offerings that bring considerable technology innovation to the market are typically introduced at a price premium to offset the cost of research and development. As these products age and/or competitive products advance, prices typically trend downward, requiring continuous innovation cycles to maintain and/or grow our margins. We also develop specific products to match customer needs in different customer segments, for example, premium-tier and mid-tier surgical consoles that can be manufactured and sold at different price points in different markets. Likewise, we have introduced the Legion system to help fill the gap in access to phacoemulsification surgery. This affordable system brings some of the advanced features of the Centurion system, combined with the greater serviceability, durability and portability to developing markets.
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
In 2019, we launched our Argos biometer, which offers an integrated image-guided solution for every step of the surgical process from post-operative measurement to surgical planning and intra-operative guidance for optimal IOL positioning. Argos biometer provides efficient measurement, simplified workflow, precise measurement via swept-source OCT (SS-OCT), and integration with the rest of our cataract refractive suite.

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
In recent years, presbyopia correction lenses have evolved to include trifocal designs. In 2015, we launched the AcrySof IQ PanOptix trifocal IOL in select markets outside the US. This novel diffractive optic sends light to three foci to support near, intermediate and distance vision. In 2017, the AcrySof IQ PanOptix Toric lens was launched in select markets outside the US to address both astigmatism and presbyopia. We launched the AcrySof IQ PanOptix trifocal IOL in the US and Japan in 2019. We also launched the AcrySof IQ Vivity non-diffractive extended depth of focus ("EDoF") IOL in Europe and Australia in 2019, in South America in 2020 and in the US in 2021. This optic design allows for extended range of vision and presbyopia correction with the visual disturbance profile of a monofocal IOL.
We have also introduced several innovations to the delivery device used for introducing an IOL into the capsular bag during cataract surgery. Our UltraSert pre-loaded IOL delivery system combines the control of a manually loaded device with the safety and convenience of a disposable, pre-loaded injector to optimize the implantation of the AcrySof IQ Aspheric IOL into the cataract patient's eye.
In 2017, we received a European CE Mark for the Clareon IOL with the AutonoMe delivery system followed by FDA approval in 2020. AutonoMe is the first automated, disposable, pre-loaded IOL delivery system that enables precise delivery of the IOL into the capsular bag in patients undergoing cataract surgery. The new device is being introduced with the Clareon IOL, a new material with an advanced design that enables sharp, crisp vision, low edge glare and unsurpassed optic clarity.
Our AT-IOLs (those that correct for refractive errors such as presbyopia and astigmatism) provide significant visual benefits to patients above standard monofocal IOLs. Accordingly, the price for these AT-IOLs is higher than the price for monofocal styles. This impacts the market penetration of AT-IOLs in the majority of countries, as patients must pay incremental charges above the cost of traditional cataract surgery to obtain an AT-IOL and, in some markets, must pay out-of-pocket for the entire surgical procedure and the AT-IOL.
In the US, our monofocal IOLs are generally fully covered by medical insurance providers or government reimbursement programs, whereas certain of our AT-IOLs may only be partially covered. This payment model was established by two landmark rulings issued by CMS in May 2005 and January 2007. The CMS rulings provide Medicare beneficiaries a choice between cataract surgery with a monofocal IOL, which would be reimbursed as a covered benefit under Medicare, or cataract surgery with an AT-IOL, which would be partially reimbursed under Medicare and partially paid out-of-pocket. Many commercial insurance plans mirror the CMS rulings, although commercial plans may vary based on third-party payor. The bifurcated payment for the implantation of AT-IOLs has increased the market acceptance of our AT-IOLs in the US. Outside the US, payment and reimbursement models vary widely from country to country, generally depending on the policy adopted by the relevant local healthcare authority on coverage and payment.

To provide convenience, efficiency and value for ophthalmic surgeons, Alcon offers Custom Pak surgical procedure packs for use in ophthalmic surgery. Unlike conventional surgical procedure packs, our Custom Pak surgical procedure packs allow individual surgeons to customize the products included in their pack, which results in less waste in the environment. Our Custom Pak surgical procedure packs include both our single-use products as well as third-party items not manufactured by Alcon. We believe that our Custom Pak offering allows ophthalmic surgeons to improve their efficiency in the operating room, while avoiding the complexity and cost of having to kit surgical items for each respective procedure. We offer more than 10,000 configurations of our Custom Pak surgical procedure packs globally.
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
Our refractive products include lasers, disposable patient interfaces used during laser vision correction procedures, technology fees and diagnostic devices necessary to plan the refractive procedures. Our WaveLight refractive suite includes the EX500 excimer laser, designed to reshape the cornea, and the FS200 femtosecond laser, designed to create a corneal flap and to deliver laser refractive therapy as part of the LASIK refractive procedure.
We also launched Contoura Vision, a topography-guided LASIK treatment designed to provide surgeons with the ability to perform more personalized laser procedures for patients with near-sightedness, or near-sightedness with astigmatism. This procedure is based on the unique corneal topography of each eye, as measured through the WaveLight Topolyzer VARIO diagnostic device.

In 2018, the Hydrus microstent device was launched in the US by Ivantis, which we acquired in early 2022. Hydrus is approved and marketed in the US, UK, Germany, Canada, Australia and Signapore. The microstent is implanted into the Schlemm's canal to enhance outflow, reducing eye pressure for the treatment of primary open angle glaucoma (POAG).
Our EX-PRESS glaucoma filtration device is approved and marketed for refractory glaucoma in the US, Europe, Canada, Australia and several other markets. This shunt is implanted under the scleral flap to enhance outflow of aqueous humor and reduce intraocular pressure in patients with open-angle glaucoma. The EX-PRESS glaucoma filtration device creates consistent and predictable outcomes when used as part of a trabeculectomy.
Vision Care
Our Vision Care portfolio comprises daily disposable, reusable and color-enhancing contact lenses, as well as a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. For the year ended December 31, 2021, net sales of our contact lens and ocular health products were $2.1 billion and $1.4 billion, respectively.
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
Alcon is the number two company in the branded contact lens market based on market share in 2021. This position is driven largely by our core brands TOTAL, PRECISION, DAILIES AquaComfort PLUS and Air Optix.
Our TOTAL product line with its water gradient technology reduces end-of-day dryness, as the water content approaches nearly 100% at the outermost surface of the lens, and is designed to be a super-premium lens positioned to compete at the highest levels across the contact lens market. Our TOTAL product line includes DAILIES TOTAL1, the first and only water gradient disposable contact lens in the market. We launched TOTAL30, our premium offering in the reusable segment, in 2021 to encourage patients to trade up to a next generation, water gradient technology. DAILIES TOTAL1 in the multifocal offering provides a platform for expanding the presbyopia market, which we believe is a potential multibillion dollar opportunity for market participants.
PRECISION1, our new mainstream daily disposable silicone-hydrogel ("SiHy") lens with aqueous extraction and surface treatment, is priced in between the super-premium DAILIES TOTAL1 and the more value-conscious DAILIES AquaComfort PLUS. PRECISION1 is designed for long lasting performance and delivers precise vision, dependable comfort and ease of handling. Following a successful introduction of PRECISION1 spherical lenses, we introduced PRECISION1 for Astigmatism, a toric lens designed for astigmatic patients. In the US and EU, PRECISION1 for Astigmatism features the PRECISION BALANCE

8|4 lens design for a stable lens-wearing experience. Studies show that 47% of patients have astigmatism that needs correction, but less than 15% wear toric contact lenses. As a result, we believe the launch of PRECISION1 for Astigmatism provides a significant opportunity to attract new contact lens wearers and maximize retention.
DAILIES AquaComfort PLUS, our most affordable daily disposable contact lens in monofocal, astigmatism-correcting and multifocal options, delivers dependable performance by working with tears to release moisture with every blink. This lens is designed for value-conscious wearers who want the flexibility and simplicity of a daily disposable lens.
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
Alcon currently holds a market leading position in artificial tears. We continue to focus on core product performance while increasing promotion behind a best-in-class innovation portfolio under the brand leadership of Systane artificial tears. The Systane portfolio is a comprehensive offering of ocular health solutions, most of which are indicated for the temporary relief of burning and irritation due to dryness of the eye. The Systane portfolio includes products for daily and nighttime relief, as well as products for discomfort associated with contact lens wear. In 2021, we continued significant international expansion for Systane Ultra multi-dose preservative-free ("MDPF") and Systane Hydration MDPF. By adding the option of MDPF presentations to our portfolio, we address a key need by many eye care practitioners for effective dry eye relief without preservatives. The Systane portfolio also includes the Systane iLux thermal pulsation dry eye device, designed to address the large unmet needs for dry eye and meibomian gland dysfunction patients.
In 2020, we successfully switched from prescription to over-the-counter the Pataday family of allergy relief eye drops. Pataday Twice Daily Relief and Pataday Once Daily Relief eye drops were approved by the FDA and launched in the US in 2020. Pataday Once Daily Extra Strength was approved in 2020 and launched in 2021. The Pataday brand contains olopatadine, the number one doctor-prescribed active ingredient for eye allergy relief.
In 2021, we acquired exclusive US commercialization rights to Simbrinza. a fixed combination of a carbonic anhydrase inhibitor and an alpha-2 adrenergic receptor agonist indicated for the reduction of elevated intraocular pressure ("IOP") in patients with open-angle glaucoma or ocular hypertension. We believe that the acquisition of Simbrinza, combined with our existing over-the-counter ("OTC") eye drops, gives us a strong ophthalmic eye drop portfolio and the opportunity to capitalize on both the large glaucoma market and the fast-growing dry eye preservative free and eye allergy markets.
Alcon is also a market leader in contact lens care in both multi-purpose (Opti-Free PureMoist) and hydrogen peroxide solutions (Clear Care and AOSEPT PLUS). The vast majority of our contact lens care products are comprised of disinfecting solutions to remove harmful micro-organisms on contact lenses, with a smaller amount of sales coming from contact lens rewetting drops to improve wearing comfort for contact lenses. We benefit from strong synergies between our contact lens business and our contact lens care products, and we expect to see our contact lens solution sales benefit from the launch of our new TOTAL30 reusable lenses.
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
Principal Markets
Alcon serves consumers and patients in over 140 countries worldwide. The US is our largest market with 44% of our net sales in 2021, see Note 5. Segment information to the Consolidated Financial Statements for net sales by geography. US sales of the vast majority of our products are not subject to material changes in seasonal demand; however, sales of certain of our vision care products, including those for allergies and dry eye, are subject to seasonal variation. In addition, sales of our surgical equipment are also subject to variation based on hospital or clinic purchasing cycles.
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
We organize cross-functional development teams to drive new innovations to our customers and our patients around the world. New projects for our Surgical and Vision Care pipelines originate either from concepts developed internally by staff scientists and engineers, ideas from eye care professionals, or through strategic partnerships with academic institutions or other companies. We have designed our research and development organization to achieve global registration of products through the efforts of a global clinical and regulatory affairs organization.
We invested approximately $842 million, $673 million and $656 million in research and development in 2021, 2020 and 2019, respectively. In addition to our in-house research and development capabilities, as part of our efforts to pursue strategic research and development partnerships with third parties, our dedicated business development team has completed over 35 BD&L transactions since 2017. In addition, in 2021, we announced the launch of our first application, SMARTCataract, to our digital health platform, SMART Solutions, which leverages the open, cloud-based infrastructure and services of Philips HealthSuite. We believe that this new platform furthers our leadership in clinic-to-operating room (OR) integration with image-guided technologies and cloud-based planning. We continually review and refine our operating model to optimize for efficiency and productivity. Across our Surgical and Vision Care pipelines, we have more than 100+ pipeline projects in process as of December 31, 2021, including 30 that have achieved positive proof of concept or are undergoing regulatory review.
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
Marketing and Sales
Alcon conducts sales and marketing activities throughout the world. During the year ended December 31, 2021, 44% of our sales were in the US. We are present in every significant market in the world where ophthalmology and optometry are practiced, with operations in 60 countries supported by over 3,500 associates dedicated to direct sales and with products sold in over 140 countries.
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
In our Vision Care business, we support our products with direct-to-consumer marketing campaigns, including advertising, promotions and other marketing materials, and with retailer-focused marketing and promotional materials. The fast-evolving landscape for our Vision Care business varies significantly by country. Three key trends in marketing and sales help drive the continuing evolution of our Vision Care business:
•Internet-based purchasing is increasing, as online players grow and the Internet plays a bigger role as a source of consumer information and a platform for price referencing;
•Channel consolidation is accelerating, as chains grow in size and vertically integrate; and
•Independent eye care professionals vary in influence, as many align more closely with retailers.
We see an opportunity to leverage digital technology to address pain points experienced by consumers and patients in existing paths to purchase. We also intend to continue investing and innovating in digital capabilities to develop new business models and practice implementation support in response to channel shifts and increases in direct-to-consumer influence.
While we market all of our products by calling on medical professionals, direct customers and distribution methods differ across our business lines. Surgical products are sold directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the US where we do not have local operations or a scientific office. In many countries, contact lenses are available only by prescription. Our contact lenses can be purchased from eye care professionals, optical chains and large retailers, subject to country regulation. Our ocular health products can be found in major drugstores, pharmacies, food stores and mass merchandising and optical retail chains globally, with access subject to country regulations, including free-sale, pharmacy-only and prescription regulations. No single customer accounted for more than 10% of our global sales in 2021.

Manufacturing, Quality and Supplies
Manufacturing
We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either our Surgical or Vision Care product offerings. As of December 2021, we employed approximately 4,000 people to manufacture surgical products at 10 facilities in the US, Belgium, Switzerland, Ireland, Germany and Israel and approximately 5,500 people to manufacture Vision Care products at eight facilities in the US, Germany, Singapore, Malaysia and Indonesia. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices as well as the different technical skills required of associates in these manufacturing environments. All of our manufacturing plants are ISO 13485:2016 and ISO 14001:2015 certified. Currently, we manufacture approximately 90% of our products internally and rely on third-party manufacturers for a limited number of products.
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
The manufacture of our products is complex, involves advanced technology and is heavily regulated by governmental health authorities around the world. Risks inherent to the medical device and pharmaceutical industries are part of our operations. If we or our third-party manufacturers fail to comply fully with regulations, there could be a product recall or other shutdown or disruption of our production activities. We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events.
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
Supplies
The components used in certain of our Surgical products, such as viscoelastics, and our ocular health products, such as our products for dry eye, are sourced from facilities that meet the regulatory requirements of applicable health regulatory authorities. Because of the proprietary nature and complexity of the production of these components, a number of them are only available from a single or limited number of health regulatory authority-approved sources. The majority of active chemicals, biological raw materials and selected inactive chemicals used in our products are acquired pursuant to long term supply contracts. When we rely upon a sole source or limited sources of supply for certain components, we try to maintain a sufficient inventory consistent with prudent practice and production lead-times and to take other steps necessary to ensure our continued supply. The prices of our raw materials are generally stable; however, we continue to monitor established indices for key raw materials and negotiate any price impact with the supplier.
Human Capital Management
Alcon's culture is summarized in the Alcon Blueprint. The Alcon Blueprint includes Alcon's foundational principles and values and behaviors and serves as the bedrock for how we attract, develop and retain top talent. We seek diverse talent and perspectives that embody our values and contribute to our mission to help people to see brilliantly. Our talent acquisition process encompasses all facets of sourcing, attracting, assessing, selecting and onboarding of new associates. Alcon focuses on the care and growth of associates through learning and development, performance feedback, career progression and a focus on associate engagement – all while ensuring competitive compensation and benefits. Our Chief Human Resources Officer, working with the Global Heads of Talent Acquisition and Talent Management and Organization Development and Diversity and Inclusion develops systems and processes to support Alcon's ability to attract and retain the best talent and promote diversity and a culture of inclusion.

Intellectual Property
We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2021, we owned approximately 1,900 patent families.
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
Surgical
The surgical market is highly competitive. Superior technology and product performance give rise to category leadership in the surgical market. Service and long term relationships are also key factors in this competitive environment. Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service. We primarily compete with Carl Zeiss Meditec AG, Bausch Health Companies Inc., Hoya Corporation, Glaukos Corporation and Johnson & Johnson in the surgical market.
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
Vision Care
The vision care market is also highly competitive, and our primary competitors are Johnson & Johnson, Bausch Health Companies, Inc. and The Cooper Companies, Inc. Allergan, Inc. is a competitor in ocular health.
We believe our DAILIES TOTAL1 provides the most advanced daily disposable SiHy contact lens with its advanced "water gradient" technology and PRECISION1 provides a new mainstream daily disposable SiHy lens with aqueous extraction and surface treatment. While daily disposable contact lenses remain appealing to many lens wearers, approximately two-thirds of contact lens wearers globally choose reusable lenses. Despite this preference, innovation within the reusable lens segment has lagged behind daily disposable lenses over the past 10 years. TOTAL30 is designed to change that by delivering a premium offering within the reusable space. We also compete with manufacturers of eyeglasses and with surgical procedures that correct visual defects. We believe that there are opportunities for contact lenses to attract new customers in the markets in which we operate, particularly in markets where the penetration of contact lenses in the vision correction market is low. Additionally, we compete with new market entrants with disruptive distribution models that could potentially innovate to challenge traditional models, including the eye care professional channel in which we have a significant presence. We also believe that laser vision correction is not a significant threat to our sales of contact lenses based on the growth of the contact lens market over the past decade and our involvement in the laser vision correction market through our Surgical business.
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

Price Controls
The prices of our medical devices and drugs that require prescriptions or are reimbursed through payments to providers for services using our devices or drugs are subject to reimbursement programs and price control mechanisms that vary from country to country. Due to increasing political pressure and governmental budget constraints, we expect these programs and mechanisms to remain robust and to potentially even be strengthened or expanded. As a result, such programs and mechanisms could have a negative influence on the prices we are able to charge for our products, particularly those used in cataract, vitreoretinal and glaucoma surgeries.
Regulations Governing Reimbursement
In the US, patient access to our drug and device products that require a prescription or are included in provider service payments is determined in large part by the coverage and reimbursement policies of third-party health insurers, including government programs such as Medicare and Medicaid. Both government and commercial health insurers are increasingly focused on containing health care costs and have imposed, and are continuing to consider, additional measures that exert downward pressure on device and drug prices. Outside the US, global trends toward cost-containment measures likewise may influence prices for our healthcare products in those countries. Adverse decisions relating to either coverage for our products or the amount of reimbursement for our products, could significantly reduce the demand for our products and the prices that our customers are willing to pay for them.
Health Care Fraud and Abuse; Anti-Bribery
We are subject to health care fraud and abuse and anti-bribery laws and regulations in the US and around the world, including state and federal anti-kickback, anti-self-referral and false claims laws in the US. In addition, the FCPA is increasingly used to prosecute relationships between US companies and healthcare providers outside of the US. These laws are complex and subject to evolving interpretation by government agencies and courts. For example, in the US, relationships between manufacturers of products paid for by federal and state healthcare programs and healthcare professionals are regulated by a series of federal and state laws and regulations, such as the Federal Anti-Kickback Statute (and similar US state laws), that restrict the types of permissible financial relationships with referral sources. In the US, the False Claims Act permits private litigants to pursue lawsuits that can trigger government investigations and result in substantial financial fines and penalties to the defendant, as well as payment of significant financial rewards to the successful private litigants. As discussed in "Item 4.B. Business Overview—Marketing and Sales", we engage in marketing activities targeted at healthcare professionals, which include among others the provision of training programs. If one or more of these activities were found to be in violation of fraud and abuse laws, anti-bribery laws and regulations or any other law or governmental regulation, or there are changes to the interpretation of these laws, we could be subject to, among other things, civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations.
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
Major Facilities
The following table sets forth our most significant production and research and development facilities:

Location	Size of Site (in m2)	Major Activity
Fort Worth, Texas	315,200	Production, research and development for Surgical and Vision Care businesses
Johns Creek, Georgia	84,825	Production, research and development for Vision Care business
Grosswallstadt, Germany	82,300	Production, research and development for Vision Care business
Singapore	69,000	Production for Vision Care business
Johor, Malaysia	43,900	Production for Vision Care business
Irvine, California	40,800	Production, research and development for Surgical business
Houston, Texas	37,400	Production for Surgical business
Batam, Indonesia	35,000	Production for Vision Care business
Huntington, West Virginia	27,500	Production for Surgical business
Sinking Spring, Pennsylvania	21,800	Production for Surgical business
Cork, Ireland	13,600	Production for Surgical business
Erlangen/Pressath/Teltow, Germany	10,700	Production, research and development for Vision Care business
Puurs, Belgium	8,000	Production for Surgical business
Schaffhausen, Switzerland	4,100	Production for Surgical business
In March 2018, we commenced the second phase of expansion of our Grosswallstadt, Germany facility relating to the production of contact lenses. The project was completed in mid-2021 and incurred total costs of $449 million. In August

2021, an additional expansion project was approved to add three additional contact lens production lines for an anticipated cost of $162 million. Through December 31, 2021, the total amount paid and committed was approximately $114 million. We expect to complete the project by the end of 2023.
In April 2021, we launched a further expansion of our Singapore facility to add four additional production lines for contact lenses. We expect to incur costs of $188 million. Through December 31, 2021, the total amount paid and committed was approximately $152 million. We approved a further expansion in late 2021 to add three additional production lines and a new building for an expected cost of $280.1 million. Through December 31, 2021, the total amount paid and committed for this additional expansion was approximately $74 million. We expect to complete the entire project by October 2024.
In September 2019, we launched an expansion of our Johns Creek, Georgia facility to add four production lines for contact lenses. This project is ongoing and was expanded in 2020. We expect to pay a total amount of approximately $224 million on this project. Through December 31, 2021, the total amount paid and committed was approximately $213 million. In 2021, we launched an additional expansion to add two more production lines for contact lenses for $148 million. Through December 31, 2021, the total amount paid and committed was approximately $108 million. We expect to complete the project by mid-2023. Also, in late 2021, we approved an additional expansion to add one more production line for contact lenses. This additional expansion is expected to cost approximately $73.2 million and be completed by mid-2024. Through December 31, 2021, the total amount paid and committed was approximately $19 million.
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
Each year, we publish on our website a Corporate Responsibility Report that provides additional details regarding our environmental sustainability strategy and highlights the steps we plan to undertake.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A. OPERATING RESULTS
This operating and financial review should be read together with the section captioned "Item 4. Information on the Company—4.B. Business Overview" and our Consolidated Financial Statements and the related notes to those financial statements included elsewhere in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Item 3. Key Information —3.D. Risk Factors" and elsewhere in this Annual Report, Alcon's actual results may differ materially from those anticipated in these forward-looking statements. Please see "Special Note About Forward-Looking Statements" in this Annual Report. “Item 5. Operating and Financial Review and Prospects”, together with “Item 4.B. Business Overview” and “Item 6.D. Employees”, constitute the Operating and Financial Review (“Rapport annuel”), as defined by the Swiss Code of Obligations.
Overview
Alcon researches, develops, manufactures, distributes and sells a full suite of eye care products within two segments: Surgical and Vision Care. The Surgical segment is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery, and includes implantables, consumables and surgical equipment required for these procedures. The Vision Care segment comprises daily disposable, reusable and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
We are dedicated to providing innovative products that enhance quality of life by helping people see better. Our strong foundation is based on our longstanding success as a trusted brand, our legacy of industry firsts and advancements, our leading positions in the markets in which we compete and our continued commitment to substantial investment in innovation. With more than 75 years of history in the ophthalmic industry, we believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide. We employ over 24,000 associates from more than 100 nationalities, operating in 60 countries and serving consumers and patients in over 140 countries.
In 2021, Alcon's net sales to third parties amounted to $8.2 billion. The United States accounted for $3.7 billion, or 44%, of total net sales, Japan accounted for $0.6 billion, or 8%, of total net sales, China accounted for $0.5 billion or 6%, of total net sales, Switzerland accounted for $60 million, or 1%, of total net sales, and the rest of the world accounted for the remaining $3.4 billion of total net sales.
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
The businesses of Alcon did not form a separate legal group of companies prior to the Spin-off in 2019. For the period in 2019 prior to the Spin-off, the financial statements were prepared on a combined basis for carve-out financial statements and were derived from Novartis’ Consolidated Financial Statements and accounting records, which were prepared in accordance with IFRS.
For further information on the basis of preparation of the Consolidated Financial Statements, see Note 2 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Items you should consider when evaluating our Consolidated Financial Statements
COVID-19
In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The pandemic triggered widespread shelter-in-place orders, business shutdowns and the deferral of non-urgent surgical procedures. Outbreaks of COVID-19 cases continued to occur in 2021 and localized responses remain unpredictable. The COVID-19 pandemic continued to have an impact on our financial results and operations in 2021, and it may continue to have an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
Use of estimates and assumptions
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, due to the unknown future impacts of the ongoing COVID-19 pandemic, actual outcomes and results could differ from those estimates and assumptions as indicated in the "Critical accounting policies and estimates" section of this document. See Note 3 to the Consolidated Financial Statements included elsewhere in this Annual Report and in the "Critical accounting policies and estimates" section within this Item 5.A.
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
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon. Alcon also provides services, training, education and technical support for the Surgical business. In 2021, the Surgical segment accounted for $4.7 billion, or 57%, of Alcon net sales to third parties, and contributed $1.2 billion, or 66%, of Alcon operating income (excluding unallocated income and expenses).
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. Alcon also provides services, training, education and technical support for the Vision Care business. In 2021, the Vision Care segment accounted for $3.5 billion, or 43%, of Alcon net sales to third parties, and contributed $604 million, or 34%, of Alcon operating income (excluding unallocated income and expenses).
Opportunity and risk summary
The surgical and vision care markets in which Alcon operates are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving. In addition, although it is estimated that 90% of all visual impairments are currently preventable, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. Our surgical and vision care products are targeted at addressing many of these unmet medical and consumer needs through products that are used in treating multiple ocular health conditions and offer leading eye care solutions for patients throughout their lives.
The surgical market in which we operate includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training, and is projected to grow mid-single digits per year from 2021 to 2026. Growth drivers in the surgical market include: global growth of cataract and vitreoretinal procedures, driven by an aging population; increased access to care; higher uptake of premium patient-pay technologies; increased adoption of advanced technologies; and eye disease as a comorbidity linked to the global prevalence of diabetes.
The vision care market in which we operate is comprised of products designed for ocular care and consumer use, and is projected to grow mid-single digits per year from 2021 to 2026. Growth drivers in the vision care market include: better contact lens material, improved health and comfort and enhanced visual acuity; a significant population of approximately

194 million undiagnosed dry eye patients, with an additional 42 million self-diagnosed dry eye patients using unsuitable products for treatment; growing access and consumption of vision care products in emerging markets; and increasing consumer access through the expansion of distribution models.
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
Our financial results are affected to varying degrees by internal and external factors. For example, cybersecurity breaches or other disruptions of our information technology systems or our inability to comply with data privacy, identity protection or information security laws would significantly impact our business. Given the three-year Deferred Prosecution Agreement we entered into with the US Department of Justice, our compliance with anti-corruption laws is of heightened significance to our business. Litigation risk, including intellectual property and product liability lawsuits, and government investigations are additional risks our business faces.
Further, our ability to grow depends on the commercial success of our products and our ability to maintain our position in the highly competitive markets in which we operate. Our ability to grow also depends on the success of our research and development efforts and BD&L activities in bringing new products to market, as well as the commercial acceptance of our products. The effect of a disruption in our global supply chain or important facilities and the COVID-19 pandemic (or other viral or disease outbreaks) would further impact our business.
Even if we protect our intellectual property to the fullest extent permitted by applicable law, competitors may market products that compete with our products. Increased pricing pressure in the healthcare industry in general as well as industry consolidation could also impact our ability to generate returns and invest for the future. Additionally, our products are subject to competition from lower priced versions of our products, and our industry continues to be challenged by the vulnerability of distribution channels to counterfeiting. Product recalls or voluntary market withdrawals in connection with defects or unanticipated use of our products could also have a material adverse effect upon our business. We are also implementing new information technology systems and integrating those new systems into our legacy systems, which could have a material adverse effect upon our business if we are unsuccessful in the implementation. We have incurred debt that we must continue to service, and we may need additional financing in debt or equity.
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
Revenue on the sale of Alcon products and services, which is recorded as "Net sales to third parties" in the Consolidated Income Statement, is recognized when a contractual promise to a customer (i.e., a performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue would be recognized upon the satisfaction of acceptance criteria. The amount of revenue to be recognized is based on the consideration Alcon expects to receive in exchange for its goods and services, which may be fixed or variable. Variable consideration may include rebates, discounts including cash discounts, chargebacks and sales returns. Variable consideration is only recognized when it is highly probable that a significant reversal of cumulative sales will not occur.
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
Inventories
Inventory is valued at the lower of acquisition or production cost determined on a first-in, first-out basis and net realizable value. This value is used for the "Cost of net sales" and "Cost of other revenues" in the Consolidated Income Statement. Unsalable inventory is fully written off in the Consolidated Income Statement under "Cost of net sales" and "Cost of other revenues".
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
•Timing and probability of regulatory and commercial success;
•Royalty rate for the Alcon brand name;
•Terminal growth rate; and
•Discount rate.
Generally, for intangible assets with a definite useful life Alcon uses cash flow projections for the whole useful life of these assets. For goodwill and the Alcon brand name, Alcon generally utilizes cash flow projections for a five-year period based on management forecasts, with a terminal value based on cash flow projections considering the long-term expected growth rates and impact of demographic trends of the population to which Alcon products are prescribed, for later periods. Probability-weighted scenarios are typically used.
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
•Long-term sales forecasts;
•Timing and probability of regulatory and commercial success; and
•Discount rate.
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
For the determination of the fair value of contingent consideration, various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the timing and probability of regulatory and commercial success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of triggering events. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration. These estimations typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment, and if material, are appropriately discounted to reflect the impact of time.
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
Research & development
Internal research & development costs are fully charged to "Research & development" in the Consolidated Income Statement in the period in which they are incurred. Alcon considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from the regulatory authority is obtained in a relevant major market, such as the United States, the European Union, Switzerland, China or Japan.

Factors affecting comparability of period to period results of operations
The comparability of the period to period results of our operations can be significantly affected by the COVID-19 pandemic, our Spin-off from Novartis, the issuance and refinancing of financial debts and acquisitions. Our net sales, operating results and cash flows in 2021 and 2020 were adversely affected by COVID-19. Additionally, in 2021 we acquired the US commercialization rights of Simbrinza. In 2020, one transaction of significance was the issuance of senior notes due in 2030. The transactions of significance during 2019 included the acquisition of PowerVision, Inc., Spin-off from Novartis through a dividend in kind distribution to Novartis shareholders, and refinancing of the bridge and term loans which had been issued in April 2019. Refer to Note 4 to the Consolidated Financial Statements for details related to each of these significant transactions.

Results of operations
In evaluating our performance, we consider not only the IFRS results, but also certain non-IFRS measures, including various "core" results and constant currency ("cc") results. These measures assist us in evaluating our ongoing performance from period to period and we believe this additional information is useful to investors in understanding the performance of our business. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables. These measures are not intended to be substitutes for the equivalent measures of financial performance prepared in accordance with IFRS and may differ from similarly titled non-IFRS measures of other companies.
Key figures

	2021 compared to 2020				2020 compared to 2019
			Change %			Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2019	$	cc(1)

Net sales to third parties	8,222	6,763	22	20	7,362	(8)	(8)
Gross profit	4,652	2,940	58	56	3,662	(20)	(19)
Operating income/(loss)	580	(482)	nm	nm	(187)	(158)	(138)
Operating margin (%)	7.1	(7.1)			(2.5)
Net income/(loss)	376	(531)	nm	nm	(656)	19	24
Basic earnings/(loss) per share ($)	0.77	(1.09)	nm	nm	(1.34)	19	24
Diluted earnings/(loss) per share ($)	0.76	(1.09)	nm	nm	(1.34)	19	24

Core results(1)
Core operating income	1,443	789	83	78	1,265	(38)	(35)
Core operating margin (%)	17.6	11.7			17.2
Core net income	1,063	512	108	102	925	(45)	(42)
Core basic earnings per share ($)	2.17	1.05	107	101	1.89	(44)	(42)
Core diluted earnings per share ($)	2.15	1.04	107	101	1.89	(45)	(42)
nm = not meaningful
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.

All comments below focus on constant currencies (cc) movements for the year ended December 31, 2021 compared to 2020 unless otherwise noted. Commentary for the year ended December 31, 2020 compared to 2019 may be found in Item 5 of the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on February 23, 2021 ("2020 Form 20-F").
Net sales by segment

	2021 compared to 2020				2020 compared to 2019
			Change %			Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2019	$	cc(1)

Surgical
Implantables	1,522	1,126	35	34	1,210	(7)	(6)
Consumables	2,388	1,952	22	21	2,304	(15)	(15)
Equipment/other	793	632	25	24	660	(4)	(3)
Total Surgical	4,703	3,710	27	25	4,174	(11)	(11)

Vision Care
Contact lenses	2,139	1,838	16	15	1,969	(7)	(7)
Ocular health	1,380	1,215	14	12	1,219	—	1
Total Vision Care	3,519	3,053	15	14	3,188	(4)	(4)
Net sales to third parties	8,222	6,763	22	20	7,362	(8)	(8)
(1)Constant currencies is a non-IFRS measure. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information.
Surgical
Surgical net sales were $4.7 billion (+27%, +25% cc), with increases in all three categories as sales in the prior year period were heavily impacted by COVID-19. Market improvements in the current year reflect strong recovery in the United States with varied paces of recovery in international markets. Implantables net sales increased (+35%, +34% cc), reflecting market improvements and ongoing adoption of advanced technology intraocular lenses, including the launch of Vivity and continued demand for PanOptix. Consumables net sales increased (+22%, +21% cc), primarily due to market improvements over the prior year period. Equipment/other net sales increased (+25%, +24% cc), primarily driven by demand for cataract and refractive equipment and other refractive products.
Vision Care
Vision Care net sales were $3.5 billion (+15%, +14% cc), with increases in both categories as sales in the prior year were heavily impacted by COVID-19. Contact lenses net sales increased (+16%, +15% cc), reflecting strong recovery in the United States with varied paces of recovery in international markets and growth in silicone hydrogel daily contact lenses including Precision1, Precision1 for Astigmatism and Dailies Total1. Ocular health net sales increased (+14%, +12% cc), led by Systane, growth of Pataday, primarily due to the recent launch of Pataday Extra Strength, and sales of Simbrinza following our recent acquisition of the US commercialization rights.

Operating income/(loss)

	2021 compared to 2020				2020 compared to 2019
			Change %			Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2019	$	cc(1)

Gross profit	4,652	2,940	58	56	3,662	(20)	(19)
Selling, general & administration	(3,076)	(2,694)	(14)	(13)	(2,847)	5	5
Research & development	(842)	(673)	(25)	(25)	(656)	(3)	(3)
Other income	43	235	(82)	(82)	55	nm	nm
Other expense	(197)	(290)	32	33	(401)	28	28
Operating income/(loss)	580	(482)	nm	nm	(187)	(158)	(138)
Operating margin (%)	7.1	(7.1)			(2.5)

Core results(1)
Core gross profit	5,216	4,092	27	26	4,663	(12)	(12)
Core operating income	1,443	789	83	78	1,265	(38)	(35)
Core operating margin (%)	17.6	11.7			17.2
nm = not meaningful
(1)    Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.
Operating income was $580 million, compared to a $482 million loss in the prior year period which was heavily impacted by COVID-19. Higher sales, lower amortization for intangible assets as certain intangible assets have become fully amortized and lower separation costs were partially offset by higher marketing and selling expenses to support higher sales as markets recover and to support new product launches, increased investment in research and development, higher associate short-term incentive benefits in line with company performance, higher intangible asset impairments and an increase in legal items. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $120 million and increased provisions for expected credit losses due to COVID-19, increased inventory provisions and losses for manufacturing asset retirements. The prior year period benefited from a $154 million net gain on post-employment benefit plan amendments and a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off. There was a positive 0.4 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income in the current year were $863 million, mainly due to $529 million of amortization, $225 million in impairments of intangible assets, $68 million of transformation program costs, an increase of $50 million in legal items and $36 million of separation costs, partially offset by a $42 million benefit from fair value adjustments of contingent liabilities. Adjustments to arrive at core operating income in the prior year period were $1.3 billion, mainly due to $1.0 billion of amortization, $217 million of separation costs, $167 million in impairments of intangible assets and $49 million of transformation program costs, partially offset by a $154 million net gain on post-employment benefit plan amendments and a $63 million benefit from fair value adjustments to contingent liabilities.
Core operating income was $1.4 billion (+83%, +78% cc), compared to $789 million in the prior year period which was heavily impacted by COVID-19. Higher sales were partially offset by higher marketing and selling expenses to support higher sales as markets recover and to support new product launches, increased investment in research and development and higher associate short-term incentive benefits. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $120 million and provisions for expected credit losses due to COVID-19 and higher inventory provisions. There was a positive 0.3 percentage point impact on core operating margin from currency.

Segment contribution
For additional information regarding segment contribution, please refer to Note 5 to the Consolidated Financial Statements.

	2021 compared to 2020				2020 compared to 2019
($ millions unless indicated otherwise)			Change %			Change %
	2021	2020	$	cc(1)	2019	$	cc(1)

Surgical segment contribution	1,184	672	76	72	957	(30)	(28)
As % of net sales	25.2	18.1			22.9
Vision Care segment contribution	604	419	44	41	580	(28)	(25)
As % of net sales	17.2	13.7			18.2
Not allocated to segments	(1,208)	(1,573)	23	23	(1,724)	9	9
Operating income/(loss)	580	(482)	nm	nm	(187)	(158)	(138)
Core adjustments(1)	863	1,271			1,452
Core operating income(1)	1,443	789	83	78	1,265	(38)	(35)
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.
Surgical
Surgical segment contribution was $1.2 billion (+76%, +72% cc), compared to $672 million in the prior year period which was impacted by COVID-19. Segment contribution margin increased with improved operating leverage from higher sales, partially offset by higher associate short-term incentive benefits. The prior year period segment contribution margin was impacted by unabsorbed fixed overhead costs and labor inefficiencies and increased provisions for expected credit losses due to COVID-19. There was a positive 0.3 percentage point impact on segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $604 million (+44%, +41% cc), compared to $419 million in the prior year period which was impacted by COVID-19. Segment contribution margin increased with improved operating leverage from higher sales, partially offset by higher marketing and selling expenses, including support for new product launches and key products, and higher associate short-term incentive benefits. Gross margin in the prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies due to COVID-19 and higher inventory provisions. There was a positive 0.2 percentage point impact on segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $1.2 billion (+23%,+23% cc), compared to $1.6 billion in the prior year period. The decrease in amounts not allocated was primarily driven by lower amortization and separation costs in the current year period, partially offset by higher intangible asset impairments and an increase in legal items. The prior year period also included a benefit from a net gain on post-employment benefit plan amendments.

Non-operating income & expense

	2021 compared to 2020				2020 compared to 2019
			Change %			Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2019	$	cc(1)

Operating income/(loss)	580	(482)	nm	nm	(187)	(158)	(138)
Interest expense	(120)	(124)	3	3	(113)	(10)	(11)
Other financial income & expense	(42)	(29)	(45)	(41)	(32)	9	6
Income/(loss) before taxes	418	(635)	nm	nm	(332)	(91)	(81)
Taxes	(42)	104	nm	nm	(324)	nm	nm
Net income/(loss)	376	(531)	nm	nm	(656)	19	24
Basic earnings/(loss) per share ($)	0.77	(1.09)	nm	nm	(1.34)	19	24
Diluted earnings/(loss) per share ($)	0.76	(1.09)	nm	nm	(1.34)	19	24

Core results(1)
Core taxes	(218)	(124)	(76)	(72)	(195)	36	34
Core net income	1,063	512	108	102	925	(45)	(42)
Core basic earnings per share ($)	2.17	1.05	107	101	1.89	(44)	(42)
Core diluted earnings per share ($)	2.15	1.04	107	101	1.89	(45)	(42)
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.
Interest expense
Interest expense was $120 million, compared with $124 million in the prior year period. The current year period had more favorable interest rates and lower interest expense from discounting of long-term contingent consideration liabilities, partially offset by interest for the senior notes issued in May 2020.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $42 million, compared with $29 million in the prior year period.
Taxes
Tax expense was $42 million, compared to a tax benefit of $104 million in the prior year period, primarily due to profitability in the current period compared to the prior period loss. The current period tax expense benefited from the pre-tax loss in the United States, which includes an impairment of intangible assets and legal items, partially offset by pre-tax income in other jurisdictions. The current period was also impacted by a benefit associated with an agreement for the deductibility of a statutory expense in Switzerland related to fiscal year 2021. It is uncertain whether Alcon will obtain a similar benefit for the deductibility of this statutory expense in Switzerland in future years.
Adjustments to arrive at core tax expense in the current year period were $176 million, compared to $228 million in the prior year with the impact in both periods primarily driven by tax associated with operating income core adjustments.
Core tax expense was $218 million, compared to $124 million in the prior year period. The average core tax rate was 17.0% compared to 19.5% in the prior year period, primarily due to a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and a benefit associated with an agreement for the deductibility of a statutory expense in Switzerland.

Net income/(loss) and earnings/(loss) per share
Net income was $376 million, compared to a net loss of $531 million in the prior year period. The change was mainly attributable to the current year period operating income compared to the prior year period operating loss, partially offset by the tax expense in the current period compared to the prior period tax benefit. The associated basic and diluted earnings per share were $0.77 and $0.76, respectively, compared to basic and diluted loss per share of $1.09 in the prior year period.
Core net income was $1.1 billion, compared to $512 million in the prior year period, primarily due to higher core operating income, partially offset by core tax expense. The associated core basic earnings per share were $2.17 compared to $1.05 in the prior year period, and core diluted earnings per share were $2.15 compared to $1.04 in the prior year period.
Effects of currency fluctuations
We prepare our Consolidated Financial Statements in US dollars. As a result, fluctuations in the exchange rates between the US dollar and other currencies can have a significant effect on our results of operations as well as on the reported value of our assets, liabilities and cash flows. This in turn may significantly affect reported earnings (both positively and negatively) and the comparability of period-to-period results of operations.
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
There is also a risk that certain countries could devalue their currency. If this occurs, then it could impact the effective prices we would be able to charge for our products and also have an adverse impact on both our Consolidated Income Statement and Consolidated Balance Sheet. Alcon is exposed to a potential adverse devaluation risk on its intercompany funding and total investment in certain subsidiaries operating in countries with exchange controls.
The hyperinflationary economies in which we operate are Argentina and Venezuela which were both hyperinflationary for all years presented. Refer to Note 3 to the Consolidated Financial Statements included elsewhere in this Annual Report for additional information.

Foreign exchange rates for foreign currency translation
The following tables set forth the foreign exchange rates of the US dollar against key currencies used for foreign currency translation when preparing the Consolidated Financial Statements:

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2021	2020	Change %	2021	2020	Change %
AUD	0.752	0.690	9	0.726	0.771	(6)
BRL	0.186	0.196	(5)	0.180	0.193	(7)
CAD	0.798	0.746	7	0.785	0.784	—
CHF	1.094	1.066	3	1.093	1.135	(4)
CNY	0.155	0.145	7	0.157	0.153	3
EUR	1.183	1.141	4	1.130	1.229	(8)
GBP	1.376	1.284	7	1.351	1.365	(1)
JPY (100)	0.912	0.937	(3)	0.868	0.970	(11)
RUB (100)	1.358	1.390	(2)	1.336	1.337	—

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2020	2019	Change %	2020	2019	Change %
AUD	0.690	0.695	(1)	0.771	0.701	10
BRL	0.196	0.254	(23)	0.193	0.249	(22)
CAD	0.746	0.754	(1)	0.784	0.767	2
CHF	1.066	1.006	6	1.135	1.032	10
CNY	0.145	0.145	—	0.153	0.144	6
EUR	1.141	1.120	2	1.229	1.121	10
GBP	1.284	1.277	1	1.365	1.313	4
JPY (100)	0.937	0.917	2	0.970	0.920	5
RUB (100)	1.390	1.546	(10)	1.337	1.613	(17)

The following table shows information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Bloomberg Market System. The exchange rate in effect on February 10, 2022 as found on Bloomberg Market System was CHF 1.00 = USD 1.08.

($ per CHF)	Low(1)	High(1)
January 2021	1.12	1.13
February 2021	1.10	1.11
March 2021	1.06	1.06
April 2021	1.09	1.10
May 2021	1.11	1.12
June 2021	1.08	1.09
July 2021	1.10	1.11
August 2021	1.09	1.10
September 2021	1.07	1.07
October 2021	1.09	1.10
November 2021	1.08	1.09
December 2021	1.09	1.10
January 2022	1.07	1.08
February 2022 (through February 10, 2022)	1.08	1.08
(1) Represents the lowest and highest, respectively, of the exchange rates on the last day of each month during the year.
Currency impact on key figures
The following table provides a summary of the currency impact on key company figures due to their conversion into US dollars, Alcon's reporting currency, of the financial data from entities reporting in non-US dollars.

	2021 compared to 2020			2020 compared to 2019
	Change %		Percentage point currency impact	Change %		Percentage point currency impact
	$	cc(1)		$	cc(1)

Net sales to third parties	22	20	2	(8)	(8)	—
Gross profit	58	56	2	(20)	(19)	(1)
Operating income/(loss)	nm	nm	nm	(158)	(138)	(20)
Net income/(loss)	nm	nm	nm	19	24	(5)
Basic earnings/(loss) per share ($)	nm	nm	nm	19	24	(5)
Diluted earnings/(loss) per share ($)	nm	nm	nm	19	24	(5)

Core results(1)
Core operating income	83	78	5	(38)	(35)	(3)
Core net income	108	102	6	(45)	(42)	(3)
Core basic earnings per share ($)	107	101	6	(44)	(42)	(2)
Core diluted earnings per share ($)	107	101	6	(45)	(42)	(3)
(1)     Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information.
A 1% movement in the USD versus our basket of currencies would have resulted in a $43 million change in annual net sales and a $18 million change in both annual operating income and core operating income.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
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
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

For additional information on the effects of foreign currencies, refer to "Item 5.A. Operating Results-Effects of currency fluctuations" section.
EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts. For a reconciliation of EBITDA to the most directly comparable measure presented in accordance with IFRS, see "Item 5.B. Liquidity and Capital Resources—EBITDA (non-IFRS measure)" section.
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

Reconciliation of IFRS results to core results
2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ- ment benefits(5)	Legal items(6)	Other items(7)	Core results
Gross profit	4,652	520	45	—	—	—	—	(1)	5,216
Operating income	580	529	225	36	68	(16)	50	(29)	1,443
Income before taxes	418	529	225	36	68	(16)	50	(29)	1,281
Taxes(8)	(42)	(95)	(51)	(6)	(13)	2	(12)	(1)	(218)
Net income	376	434	174	30	55	(14)	38	(30)	1,063
Basic earnings per share ($)	0.77								2.17
Diluted earnings per share ($)	0.76								2.15
Basic - weighted average shares outstanding (millions)(9)	490.0								490.0
Diluted - weighted average shares outstanding (millions)(9)	493.4								493.4

Adjustments to arrive at core operating income
Selling, general & administration	(3,076)	—	—	19	—	—	—	—	(3,057)
Research & development	(842)	9	180	—	—	—	—	(29)	(682)
Other income	43	—	—	—	—	(16)	—	(2)	25
Other expense	(197)	—	—	17	68	—	50	3	(59)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation Costs(4)	Post-employ-ment benefits(5)	Other items(7)	Core results
Gross profit	2,940	1,001	106	13	—	—	32	4,092
Operating (loss)/income	(482)	1,021	167	217	49	(154)	(29)	789
(Loss)/income before taxes	(635)	1,021	167	217	49	(154)	(29)	636
Taxes(8)	104	(172)	(34)	(37)	(10)	38	(13)	(124)
Net (loss)/income	(531)	849	133	180	39	(116)	(42)	512
Basic (loss)/earnings per share ($)	(1.09)							1.05
Diluted (loss)/earnings per share ($)	(1.09)							1.04
Basic - weighted average shares outstanding (millions)(9)	489.0							489.0
Diluted - weighted average shares outstanding (millions)(9)	489.0							491.8

Adjustments to arrive at core operating income
Selling, general & administration	(2,694)	—	—	22	—	—	—	(2,672)
Research & development	(673)	20	61	—	—	—	(25)	(617)
Other income	235	—	—	—	—	(166)	(36)	33
Other expense	(290)	—	—	182	49	12	—	(47)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Reconciliation of IFRS results to core results (continued)
2019

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Separation costs(3)	Transformation costs(4)	Legal items(6)	Other items(7)	Core results
Gross profit	3,662	1,007	10	—	—	(16)	4,663
Operating (loss)/income	(187)	1,040	237	52	32	91	1,265
(Loss)/income before taxes	(332)	1,040	237	52	32	91	1,120
Taxes(8)	(324)	(140)	(54)	(7)	(8)	338	(195)
Net (loss)/income	(656)	900	183	45	24	429	925
Basic (loss)/earnings per share ($)	(1.34)						1.89
Diluted (loss)/earnings per share ($)	(1.34)						1.89
Basic - weighted average shares outstanding (millions)(9)	488.2						488.2
Diluted - weighted average shares outstanding (millions)(9)	488.2						490.1

Adjustments to arrive at core operating income
Selling, general & administration	(2,847)	—	30	—	—	15	(2,802)
Research & development	(656)	33	4	—	—	35	(584)
Other income	55	—	—	—	—	(9)	46
Other expense	(401)	—	193	52	32	66	(58)
Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs, primarily related to IT and third party consulting fees, following completion of the Spin-off.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes impacts from pension and other post-employment benefit plan amendments.
(6)For 2021, includes an increase in provisions for legal matters. For 2019, includes legal settlement costs and certain external legal fees.
(7)For 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Research & development includes fair value adjustments to contingent consideration liabilities of $41 million, partially offset by $12 million for the amortization of option rights. Other income and Other expense include fair value adjustments of financial assets.
For 2020, Gross profit includes $35 million primarily for losses on disposal of property, plant & equipment, partially offset by $3 million in fair value adjustments to contingent consideration liabilities. Research & development includes $60 million in fair value adjustments to contingent consideration liabilities, partially offset by $35 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and fair value adjustments of financial assets.
For 2019, Gross profit includes $37 million in fair value adjustments to contingent consideration liabilities, partially offset by $21 million in spin readiness costs, manufacturing sites consolidation activities, and integration of recent acquisitions. Selling, general & administration primarily includes spin readiness costs and the integration of recent acquisitions. Research & development includes $73 million for the amortization of option rights, post-marketing study following a product's voluntary market withdrawal, and the integration of recent acquisitions, partially offset by $38 million in fair value adjustments to contingent consideration liabilities. Other income primarily includes a realized gain on a financial asset. Other expense primarily includes spin readiness costs, fair value adjustments of a financial asset and other items.

(8)For 2021, total tax adjustments of $176 million include tax associated with operating income core adjustments of $863 million with an average tax rate of 20.4%.
For 2020, total tax adjustments of $228 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.3 billion totaled $221 million with an average tax rate of 17.4%. Core tax adjustments for discrete items totaled $7 million.
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
(9)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 8 to the Consolidated Financial Statements.

5.B. LIQUIDITY AND CAPITAL RESOURCES
Our sources of funds have consisted principally of cash flows from operations, issuance of senior notes, bank debt and credit facilities with lenders. Our uses of those funds (other than for operations) have consisted principally of dividend payments, investments in capital expenditures, cash paid for acquisitions and associated expenses and other obligations.
We believe that we have adequate liquidity to meet our needs. At December 31, 2021, we had cash and cash equivalents of $1.6 billion, in line with December 31, 2020. At December 31, 2021, we had current financial debt of $114 million, compared to $169 million at December 31, 2020, consisting of bank and other financial debt. At December 31, 2021, we had non-current financial debt of $4.0 billion, compared to $3.9 billion at December 31, 2020, consisting of bank debt and senior notes primarily as a result of the Spin-off.
To date, all of our sales are generated by our subsidiaries and not directly by us. Thus, we are dependent on dividends, other payments or loans from our subsidiaries to meet our liquidity needs. Some of our subsidiaries may be subject to legal requirements of their respective jurisdictions of organization that may restrict their paying dividends or other payments, or making loans, to us.
Potential future uses of our liquidity include capital expenditures, acquisitions, debt repayments, dividend payments, and other general corporate purposes. As of December 31, 2021, we had commitments for purchases of property, plant & equipment of $186 million. In addition, we completed the acquisition of Ivantis, Inc. on January 7, 2022. Cash paid for the acquisition, net of cash acquired, was $475 million. The agreement also includes amounts to be potentially paid upon achievement of a development milestone and commercial milestones calculated as a percentage of sales in excess of defined targets that expire in calendar year 2024.
We use the US Dollar as our reporting currency and are therefore exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs, and emerging market currencies. We manage our global currency exposure by engaging in hedging transactions where management deems appropriate (forward contracts and swaps) to preserve the value of assets. As of December 31, 2021 unsettled derivative positions included $3 million in unrealized gains and $7 million in unrealized losses.
All comments in this section relate to the year ended December 31, 2021 compared to 2020. Commentary for the year ended December 31, 2020 compared to 2019 may be found in Item 5 of the 2020 Form 20-F.
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for 2021, 2020 and 2019, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure.

($ millions)	2021	2020	2019
Net cash flows from operating activities	1,345	823	920
Purchase of property, plant & equipment	(700)	(479)	(553)
Proceeds from sale of property, plant & equipment	—	6	—
Free cash flow	645	350	367
Free cash flow amounted to an inflow of $645 million in 2021, compared to an inflow of $350 million in the prior year period, driven by increased cash flow from operating activities, partially offset by increased purchases of property, plant and equipment.
For additional information refer to Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures".

Cash flow and net (debt)/liquidity

($ millions)	2021	2020

Net cash flows from operating activities	1,345	823
Net cash flows used in investing activities	(1,198)	(572)
Net cash flows (used in)/from financing activities	(123)	466
Effect of exchange rate changes on cash and cash equivalents	(6)	18
Net change in cash and cash equivalents	18	735
Change in derivative financial instrument assets	—	2
Change in equity securities of public companies	3	—
Change in current and non-current financial debts	38	(639)
Change in net (debt)	59	98
Net (debt) at January 1	(2,558)	(2,656)
Net (debt) at December 31	(2,499)	(2,558)
Net cash flows from operating activities amounted to $1.3 billion in 2021, compared to $823 million in the prior year period. The current year cash flows benefited from higher sales, lower separation spending and lower transformation payments, partially offset by increased discretionary spending and increased taxes paid due to timing of payments and increased profitability. Both periods were impacted by changes in net working capital and semi-annual interest payments.
Changes in net working capital in the current year were mainly driven by increases in inventories and trade receivables, partially offset by the net change in other operating liabilities and increases in trade payables. The increase in inventories was primarily associated with new product launches as well as to meet expected upcoming demand and to support supply chain continuity. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating liabilities was primarily related to accruals for associate short-term incentive benefits and revenue deductions, partially offset by payments for Value Added Tax ("VAT") and other payables. The increase in trade payables was primarily driven by increased discretionary spending. Changes in net working capital in the prior year period were mainly due to increases in inventories, partially offset by changes in other operating assets. The increase in inventories was primarily driven by inventory builds for new product launches and decreased demand due to the COVID-19 pandemic, while the reduction in other operating assets was due to decreases in the current portion of long-term receivables and finance lease agreements from customers and other receivables. There were also decreases in trade payables related to operating activities due to management of discretionary spending and decreases in trade receivables as collections outpaced new sales. The net change in other operating liabilities was driven by decreased accruals for associate short-term incentive benefits and for obligations under the employee matters agreement executed at Spin-off, partially offset by increases in accruals for taxes other than income taxes. Refer to Note 21 to the Consolidated Financial Statements for additional details regarding changes within net working capital.
Net cash flows used in investing activities amounted to $1.2 billion in 2021, compared to $572 million in the prior year period, primarily due to the acquisition of exclusive US commercialization rights to Simbrinza and increased capital expenditures, including new contact lens manufacturing lines. Refer to Notes 4 of the Consolidated Financial Statements for additional information on the Simbrinza US commercialization rights acquisition.
Net cash flows used in financing activities amounted to $123 million in 2021, compared to net cash flows from financing activities of $466 million in the prior year period. Cash outflows in the current year primarily include lease payments, dividends paid, payment of certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from refinancing of local debt facilities in Japan. Cash inflows in the prior year period include the issuance of senior notes in May 2020, partially offset by repayments of current financial debts, realized foreign exchange losses, lease payments and withholding taxes paid upon net settlements of equity-based compensation. Refer to Notes 4, 17 and 21 of the Consolidated Financial Statements for additional information.

Balance sheet
Assets
Total non-current assets were $22.6 billion as of December 31, 2021, in line with December 31, 2020. Property, plant, and equipment increased $286 million primarily due to capital expenditures, partially offset by depreciation and foreign currency translation effects. There was a decrease of $332 million in Intangible assets other than goodwill primarily due to recurring amortization and asset impairments, partially offset by the acquisition of exclusive US commercialization rights to Simbrinza.
Total current assets were $5.4 billion as of December 31, 2021, an increase of $399 million when compared to $5.0 billion as of December 31, 2020. Inventories increased $255 million primarily associated with new product launches as well as to meet expected upcoming demand and to support supply chain continuity. Trade receivables increased $135 million primarily driven by higher sales.
Closely monitored countries include Greece, Italy, Portugal, Spain, Brazil, Russia, Turkey, Saudi Arabia, and Argentina. The majority of the outstanding trade receivables from Greece, Italy, Spain, Saudi Arabia and Argentina are due directly from local governments or from government-funded entities. We evaluate trade receivables in these countries for potential collection risk. Should there be a substantial deterioration in our economic exposure with respect to those countries, we may increase our level of provisions by updating our expected loss provision or may change the terms of trade on which we operate.
The gross trade receivables from these countries at December 31, 2021 amounted to $252 million ($211 million at December 31, 2020), of which $10 million are past due for more than one year ($14 million at December 31, 2020) and for which provisions of $11 million have been recorded ($15 million at December 31, 2020). At December 31, 2021, amounts past due for more than one year are not significant in any of these countries.
The following table summarizes the aging of trade receivables as of December 31, 2021 and 2020:

($ millions)	2021	2020
Not overdue	1,273	1,137
Past due for not more than one month	96	109
Past due for more than one month but less than three months	74	67
Past due for more than three months but less than six months	43	36
Past due for more than six months but less than one year	23	31
Past due for more than one year	42	49
Provisions for doubtful trade receivables	(55)	(68)
Total trade receivables, net	1,496	1,361
There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail in the "Item 5.A. Operating Results — Effects of currency fluctuations" section.
Liabilities
Total non-current liabilities were $6.3 billion as of December 31, 2021, a decrease of $249 million when compared to $6.5 billion as of December 31, 2020. Provisions and other non-current liabilities decreased $120 million primarily related to reductions in pensions and post-employment benefit obligations and contingent consideration liabilities. Deferred tax liabilities decreased $170 million primarily related to recurring amortization of intangible assets and asset impairments.
Total current liabilities were $2.5 billion as of December 31, 2021, an increase of $214 million when compared to $2.3 billion as of December 31, 2020. Provisions and other current liabilities increased $207 million primarily related to accruals for associate short-term incentive benefits, legal items and revenue deductions, partially offset by VAT payments, settlement of contingent consideration obligations and other payables. Current income tax liabilities increased $38 million primarily driven by increased profitability, partially offset by tax payments. Trade payables increased $27 million primarily due to increased discretionary spending, partially offset by foreign currency translation effects. Current financial debts decreased $55 million primarily due to the payment of certain local debt facilities and the refinancing of local debt facilities in Japan.

Equity
Equity was $19.3 billion as of December 31, 2021, an increase of $434 million when compared to $18.8 billion as of December 31, 2020.
Net (debt)/liquidity (non-IFRS measure)
The following is a summary of net (debt) as of December 31, 2021 and December 31, 2020, together with a reconciliation to total financial debt, the most directly comparable IFRS measure.

($ millions)	2021	2020

Current financial debt	(114)	(169)
Non-current financial debt	(3,966)	(3,949)
Total financial debt	(4,080)	(4,118)

Less liquidity:
Cash and cash equivalents	1,575	1,557
Equity securities of public companies	3	—
Derivative financial instruments	3	3
Total liquidity	1,581	1,560
Net (debt)	(2,499)	(2,558)
Net debt of $2.5 billion as of December 31, 2021 decreased $59 million compared to $2.6 billion as of December 31, 2020. Alcon's liquidity amounted to $1.6 billion as of December 31, 2021, in line with December 31, 2020. Total financial debt amounted to $4.1 billion as of December 31, 2021, in line with December 31, 2020. The average maturity of financial debts outstanding as of December 31, 2021 is 8.0 years.
The $1 billion revolving credit facility remained undrawn as of December 31, 2021 and February 15, 2022. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures in "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures".
Additional COVID-19 considerations
Associate safety
To protect our associates, we have implemented a response framework with required COVID-19 prevention, containment and mitigation measures. We are continuing to manage return to the workplace protocols in line with local conditions and CDC guidelines, and our sales and customer service teams are equipped with the tools to keep them healthy and safe, including pre-visit checklists and appropriate personal protective equipment (“PPE”). In addition, we encourage our associates to be vaccinated.
Net sales trends
Following a low point in the second quarter of 2020 due to the pandemic, net sales have improved with total net sales in 2021 showing growth compared to both 2020 and 2019, with a strong recovery in the United States and varying paces of recovery in international markets. We are encouraged by current trends in surgical procedures with the improved adoption of safety measures and the availability of vaccines. However, uncertainty remains as we expect the pace of recovery will continue to vary on a market by market basis, depending on existing capacity, differences between private and public channels, hospital and non-hospital settings, the nature of patient needs and sense of safety and availability of vaccines. Based on these factors, we believe we will likely see some lingering impact from COVID-19 through mid-2022.
Supply chain continuity
To protect our customers and the patients who depend on our products, we continue to manufacture and supply our products and are actively working to mitigate any potential supply chain disruptions. Prior to the current crisis, we developed a diverse manufacturing footprint, which has enabled us to maintain sufficient inventory on hand. We have enhanced our business continuity plans to ensure our supply chain is maintained. We have increased the levels of certain raw materials on hand for supply chain continuity. We generally target at least 12 weeks of customer-ready products in our supply chain and, for most of our products, we are at or close to this level. We are experiencing and expect to continue to experience inflationary pressures in electronic components, freight, labor, resins and plastics, which we continue to manage but anticipate may impact operating margin in 2022 despite price increases and productivity initiatives. We have also encountered supply chain challenges in certain components including microchips, resins and plastics, PPE, metals and filters. Our procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. We expect these supply chain challenges to continue through 2022. In addition, we have partnered with industry trade groups and the medical community as they developed new protocols to serve patients safely during the pandemic.
Financial measures
We ended 2021 with $1.6 billion in cash and cash equivalents. Further, collections and trade receivables have stabilized. However, we may see delays or reductions in collections in the coming months as we continue to work with our customers during this pandemic.
Because we believe the COVID-19 conditions are transitory, we are not making structural changes to our operational costs that could impede our ability to fully ramp up with the recovery across all geographic markets. We will continue to monitor trends and manage our discretionary spending in line with sales recovery.
Key assumptions
Management has assessed the past and potential impact of the adverse effects of COVID-19 on Alcon’s results of operations, cash flows and liquidity. The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the Consolidated Financial Statements for the period ended December 31, 2021 required the use of significant estimates and assumptions pertaining to the impact of COVID-19 on Alcon's operations, results and liquidity. Key assumptions include:
•Customers in some geographies will continue to face COVID-19 challenges, including a resurgence of the virus and its variants;
•Global markets will grow over 2021 in line with historical averages;
•We will retain our associates and meet supplier obligations while managing discretionary costs; and
•Transformation and strategic investment priorities will continue.
Actual outcomes and results could differ materially from our estimates and assumptions. For example, extended or new COVID-19 related shut-down periods or slower recovery periods could result in supply chain disruptions, labor shortages, an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand and increased debt or impairments of assets. We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs and emerging market currencies.
Financial debts
Our financial debts do not have any major maturities before 2024 and do not contain any financial covenants. Our $1 billion revolving credit facility remained undrawn as of February 15, 2022 and there are no current limitations on our ability to borrow under the facility.

EBITDA (non-IFRS measure)

($ millions)	2021	2020	2019
Net income/(loss)	376	(531)	(656)
Taxes	42	(104)	324
Depreciation of property, plant & equipment	323	293	267
Depreciation on right-of-use assets	81	79	66
Amortization of intangible assets	590	1,078	1,084
Impairments of property, plant & equipment, and intangible assets	225	173	8
Interest expense	120	124	113
Other financial income & expense	42	29	32
EBITDA	1,799	1,141	1,238
Liquidity and financial debt by currency
The following table summarizes liquidity and financial debts by currency as of December 31, 2021 and 2020.

	Liquidity (%)(1)		Financial debts (%)(2)
	2021	2020	2021	2020
USD	91	90	87	86
EUR	4	3	10	11
CHF	—	1	—	—
JPY	—	—	3	2
Other	5	6	—	1
Total	100	100	100	100
(1)Liquidity includes cash and cash equivalents and time deposits.
(2)Financial debts includes non-current and current financial debts.
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Alcon research & development spending totaled $842 million, $673 million and $656 million for the years 2021, 2020 and 2019, respectively. As described in the "Risk Factors" section and elsewhere in this Annual Report, we are subject to varying degrees of governmental regulation in the countries in which we operate, which makes the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. See "Item 3. Key Information—3.D. Risk Factors". For further information on Alcon research and development policies and additional product information, as well as a description of the regulatory approval process, see "Item 4. Information on the Company—4.B. Business Overview".
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

6.B. COMPENSATION
Introduction
Dear Shareholder
On behalf of the Alcon Board of Directors ("Board") and Compensation Committee ("CC"), I am pleased to present the 2021 Compensation Report. This report outlines Alcon’s overall 2021 compensation framework and philosophy for the members of the Board as well as for the members of the Executive Committee of Alcon ("ECA") and provides a general outlook for our 2022 compensation structure.
This Compensation Report covers the financial year 2021 from January to December.
2021 in Review
We employ a strong pay-for-performance compensation system that motivates our senior executives to create long-term value for the Company and its shareholders.
Business Overview
2021 was a very successful year for Alcon. Despite continuing challenges from the COVID-19 pandemic, the Company delivered outstanding financial performance as a result of our innovative product offerings and strong commercial execution.
Our efforts to retain and protect our associates in 2020 paid off; the Company was well positioned as the markets recovered in 2021. We benefited from our share positions as the US market recovered and although we continue to see varying paces of recovery in our international markets, our associates have carefully navigated these trends to ensure growth alongside careful cost management. Highlights from the year are outlined below:
•Net Sales reached $8.2 billion in 2021, representing a growth of +12% compared to a pre-COVID and unaffected 2019, despite the continued market disruption created by the COVID-19 pandemic
•Robust product innovation for Alcon, with the launch of 11 new products, including Vivity, Vivity Toric, PRECISION1 for Astigmatism, TOTAL30 Sphere and Pataday Once Daily Extra Strength
•Product innovation and strong commercial execution which enabled both Franchises to grow ahead of the market compared to 2019; sales of Contact Lenses grew +9% while the market grew in low single digits; the Surgical business grew an impressive +13% while the overall global procedures were ~10% below 2019 levels
•Net cash flows from operating activities grew significantly, from $920 million in 2019 to $1,345 million in 2021; likewise, Free Cash Flow1 increased from $367 million in 2019 to $645 million in 2021 as income growth substantially improved
•In 2021, Alcon's share price increased by 32% and outperformed industry peers and relevant indices resulting in an $11 billion increase in shareholder value with our market capitalization reaching $44 billion by year-end; in addition, Alcon paid its first dividend to shareholders in May 2021
We approached an uncertain year with enthusiasm for the products that help people See Brilliantly and the financial discipline to execute 2021 in line with our long-term goals.
2021 Annual General Meeting Vote and Engagement with Shareholders
At our 2021 Annual General Meeting (“AGM”), our 2020 Compensation Report received support from 44% of the votes cast. The Board and the CC took the outcome of this vote seriously and, as a result, members of our Board and management team conducted broad shareholder outreach during the second half of 2021 engaging with and gathering feedback from
1 Free Cash Flow is a non-IFRS measure. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and
Reconciliations of Non-IFRS Measures" section for additional information.

our shareholders regarding our executive compensation programs in order to better understand and appropriately respond to their concerns.
Our engagement team included Mr. Ball, our Board Chair, our Chief Human Resources Officer, General Counsel and Head of Investor Relations. We heard directly from investors on a range of important topics tied to the executive compensation programs as well as broader ESG matters. We discussed and took their feedback on a number of items related to 2021 AGM results, our use of discretion in determining the payout of our Short-Term Incentive ("STI") plan for 2020, CEO compensation during 2020, the level of transparency in the payouts under our STI and Long-Term Incentive ("LTI") plans contained in our 2020 Compensation Report, our peer group and Board compensation. While we were encouraged to hear that shareholders broadly supported our overall executive compensation program, we noted certain specific concerns and we have addressed them through an increased level of transparency in this report. Specifically, we have provided increased disclosure of the following topics:
•the targets for each of the metrics of the 2021 STI plan;
•increased disclosure of the Individual Performance Factor (IPF) impacting 2021 STI payout including linking of specific ESG objectives to ECA compensation;
•the structure of the Share of Peers and Innovation metrics in our LTI plan;
•the rationale for our blended peer group; and
•the underlying philosophy regarding the quantum of compensation for our CEO and ECA.
Additionally, we have enhanced these disclosures to provide an increased understanding of Alcon's compensation and retention philosophies, which are grounded in our pay-for-performance principles that align directly with shareholder interests. For your convenience, we have included a table in the Compensation at a Glance section of this Compensation Report that details the input received from our shareholders and how our CC has addressed each of these matters.
2022 Annual General Meeting
In line with the Articles of Incorporation, we will ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the Board for their term of office from the 2022 AGM to the 2023 AGM. We will also ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the ECA for the 2023 financial year. In addition, we will ask our shareholders to endorse this 2021 Compensation Report in an advisory vote.
We are not requesting an increase to the Say-on-Pay budget for the ECA in 2023 or the Board compensation from 2022-2023 AGM as compared to prior year.
On behalf of the Board and the members of the CC, we thank you for your trust and investment in Alcon as well as your feedback and support.
Sincerely,
Karen May
Chair of the Compensation Committee

Compensation at a Glance
Shareholder Outreach and Consideration of 2021 AGM Vote
As a result of the voting outcome at our 2021 AGM, we undertook a robust shareholder outreach effort to understand the perspectives of our shareholders. While we were encouraged to hear that shareholders strongly supported our management team and our overall executive compensation program, we noted certain specific concerns. The following table highlights the primary concerns expressed by shareholders and actions we have taken to address them:
Exhibit 1

Discretion	Concerns regarding the use of discretion in the 2020 STI Payout.
Background
In 2020, the CC used positive discretion to payout 75% STI to executives during an extraordinary year marred by the impacts of the global pandemic. In making the decision to utilize discretion, the committee took into consideration a number of factors, including company actions taken to mitigate the business impacts of the pandemic, market share gains, stock price performance, continued delivery of innovation pipeline, associate experience as well as shareholder feedback. We previewed our planned use of discretion during our shareholder outreach in late 2020 and incorporated the feedback we received into our final decision and the associated disclosures. No discretion was applied to any mid-cycle LTI awards. Targets set prior to the impacts of the pandemic were not altered.

Outcome
No discretion was applied for the 2021 STI plan. In 2020, the CC made a discretionary adjustment in the extraordinary circumstances of the global pandemic. We maintained full employment of, and did not furlough associates as well as maintained pay levels, including paying approximately 85% STI to all associates, and did not accept any government funding. The current compensation program remains well-suited to effectively align pay and performance.

Disclosure	Desire for additional disclosure of the STI and LTI Plan targets as well as Alcon’s actual performance against the goals—while acknowledging the potential competitive sensitivity of this data.
Background
The CC attempts to balance the need to prevent competitive harm from disclosing targets with our shareholders’ need for reassurance regarding the strength of the link between our pay and our performance and have sought to achieve this balance in making changes for 2021.

Outcome
In the current 2021 Compensation Report, we have provided a full description of performance achieved on each metric during the previous fiscal year to allow shareholders to assess the rigor of our performance assessment.
We have disclosed the specific STI targets for 2021 STI payments. We have increased disclosure of Individual Performance KPIs (including ESG related objectives) that directly impact the STI payout.
We have also enhanced disclosures for the target setting methodology and achievement level determination of Share of Peers and Innovation metrics that each comprise 25% of the long-term incentive plan metrics for our LTI plan.

CEO Compensation	Concerns with the magnitude of the 2020 CEO target pay increase.
Background
In 2019, the Board reviewed the CEO's compensation and it was significantly below the median of our peer group. In 2020, the Board set the CEO’s total compensation opportunity below the median CEO compensation of our peer group. This increase in pay opportunity was achieved through an increase solely in performance share units with a 3-year cliff vest. We note that we implemented this action prior to the pandemic.
In alignment with our pay-for-performance compensation philosophy, we will continue to monitor our CEO's target compensation versus the peer group.

Outcome
In 2021, the CEO received a 3% base salary increase in line with the average base salary increase received by all other Alcon associates, and no other increases. We note that we made this adjustment before the 2021 AGM.
In 2022, the CEO will not receive any increase to his compensation, including base salary and STI and LTI targets.

2021 ECA Compensation-Summary
The executive compensation program consisted of a balanced set of fixed and variable elements rewarding short-term and long-term performance through the delivery of cash payments and equity awards. Performance goals were aligned to the strategic plan in a mix of absolute and relative measures including financial and non-financial metrics. The current compensation program remains well suited to effectively align pay and performance.
In 2021, Ms. Lin was appointed as a new ECA member after Mr. Onuscheck departed. No extraordinary payments were made to Mr. Onuscheck upon his departure nor any special payments or equity awards were made to Ms. Lin upon the start of her new role. Mr. Bell and Mr. Narayanan assumed new roles in the Company (continuing on the ECA) effective September 1, 2021. Each individuals’ compensation was adjusted to be commensurate with their new roles.
The CC exercised no discretion with regard to our STI and LTI plans during 2021.
Exhibit 2

	Annual Base Salary	Short-Term Incentive (annual incentive)	Long-Term Incentive	Benefits
Purpose	In line with global pay practices, reflects responsibilities, experience and skills	Rewards annual performance against key objectives	Rewards long-term value creation in line with Alcon’s strategy and business priorities	Retirement savings and insurance in line with local market practices and benefits associated with global mobility and international relocation
Payment	Cash	Cash	Equity (Performance Stock Units)	Cash or in-kind, contributions to retirement savings and insurance policies
Performance period	—	One year	Three-year cliff vesting	—
Performance measures	—	Three financial performance measures, individual performance rating	Four equally weighted performance measures including financial, external and innovation metrics	—
Payout range	—	0%-200% of the individual target award	0%-200% of the number of Performance Stock Units granted	—
Basis	Fixed	Variable	Variable	Fixed in proportion of pay
Total Compensation for 2021
From January 1, 2021 to December 31, 2021, we awarded the ECA members the amounts set out below. For more detailed information, see section "ECA Compensation 2021" in this 2021 Compensation Report.
Exhibit 3

Compensation	Fixed compensation		Variable compensation		Additional comp.	Totals in USD	Totals in CHF[3]
From January 1, 2021 to December 31, 2021	Annual base salary	Pension and insurance benefits	2021 STI award	2021-2023 LTI awards [1]	Other benefits	Total compen-sation	Total compen-sation
David J. Endicott, CEO	1,289,196	141,563	2,747,937	5,613,848	1,116,719	10,909,263	9,974,666
Other ECA members	4,291,981	745,431	5,709,969	8,427,040	4,160,531	23,334,952	21,335,847
Totals in USD[2]	5,581,177	886,994	8,457,906	14,040,888	5,277,250	34,244,215
Totals in CHF[3]	5,103,038	811,005	7,733,317	12,838,005	4,825,148		31,310,513
1Performance Stock Units.
2Includes the CEO and six other ECA members.
3The amounts were converted at the rate of 1.0 CHF : 1.093697 USD.

2021 Board of Directors Compensation-Summary
We paid our Directors a fixed fee for services covering the term of their office from the 2021 Annual General Meeting ("2021 AGM") to the 2022 Annual General Meeting ("2022 AGM"). No changes have been made to Board compensation since Alcon's spin-off from Novartis in April 2019.
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
Exhibit 4

Board function	CHF	USD[1]
Annual base fee:
Board Chair	950 000	1,039,012
Board member base fee (Board retainer fee)	200 000	218,739
Additional fees:
Vice Chair	40 000	43,748
Chair of the Audit and Risk Committee	70 000	76,559
Chair of the Compensation Committee	50 000	54,685
Chair of the Governance and Nomination Committee	50 000	54,685
Chair of the Innovation Committee	50 000	54,685
Member of the Audit and Risk Committee	35 000	38,279
Member of the Compensation Committee	25 000	27,342
Member of the Governance and Nomination Committee	25 000	27,342
Member of the Innovation Committee	25 000	27,342
1The Board fees are paid in Swiss Francs (CHF), converted at the rate of 1.0 CHF : 1.093697 USD.
Alcon Board Fee Payments in 2021
In 2021, Alcon paid the members of the Board the following total amounts.
Exhibit 5

	Payment in cash	Tax and other cash	Payment in shares	Number of shares	Other payments	Total fees
Total fees paid in 2021[1] in USD	325,374	635,811	2,481,228	32,490	52,057	3,494,470
Total fees paid in 2021 in CHF[2]	297,499	581,341	2,268,661	32,490	47,597	3,195,099
1Represents compensation for nine out of ten members of the Board as David J. Endicott does not receive additional compensation for his service as a member of the Board.
2The payments in cash were made in Swiss Francs (CHF). For consistency all compensation payments are reported in USD in this report. The amounts were converted at the rate of 1.0 CHF : 1.093697 USD. All amounts are before deduction of the social security contributions and income tax due by the Board member.
For more details regarding the compensation paid to the individual members of the Board, see section "Board of Directors Compensation 2021" in this Compensation Report.

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
The Board is responsible for approving the Compensation Report and for the proposal of the aggregate budget of Board compensation and ECA compensation to the shareholders at the AGM. The Corporate Governance Report contained in our 2021 Annual Report in "Item 6.C. Board Practices" provides further details regarding the responsibilities of the CC.
2022 Compensation Outlook
ECA Compensation
The CC is committed to a pay-for-performance compensation framework to align Company and executive performance with shareholder interests. Our executive compensation framework will continue to be benchmarked against a carefully selected peer group, consisting of European and North American companies designed, in aggregate, to be representative of Alcon's size, industry and geographies. The inclusion of European and North American companies reflects our global footprint, business mix and sources of management talent.
Based on the Company’s business strategy, compensation philosophy and the analysis of peer group compensation practices, below are the key features of ECA compensation for 2022:
•No compensation increase for the CEO including base salary and short and long term incentive targets;
•Same overall structure of ECA compensation as compared to 2021 (base pay, STI, LTI and benefits);
•Continuation of robust share ownership requirements; and
•No material changes to benefits provisions.
Board Compensation
The Board compensation framework will remain unchanged for the upcoming term of office from the 2022 AGM to the 2023 AGM, including:
•Board Chair and Board member fees unchanged compared to 2021; and
•Same mix of fees payable in cash and shares as in 2021, including the option to elect a higher percentage in shares in lieu of cash.
In 2021, the Board conducted a benchmarking study of Alcon's Board pay against other SMI companies and determined that our Board pay is below the median level of SMI companies. Nonetheless, the Board made the decision to not propose any compensation change at the 2022 AGM for the 2022-2023 AGM term. Our Board's pay has not changed in Alcon's history as a public Company. The CC and the Board will reconsider possible changes to Board compensation in 2023 for future terms.

Adherence to Strong Governance Practices
The CC evaluates many governance factors when designing and establishing compensation for members of the ECA. It uses these mechanisms to help guide its decisions to ensure that the Company is rewarding long-term success, discouraging excessive risk-taking and aligning executive and shareholder interests.
Exhibit 6

What we do	What we don’t do
•Provide a majority of executive pay in variable, rather than fixed, compensation in order to ensure pay-for- performance	•No severance agreements
•Tie 100% of Short-Term and Long-Term Incentive to appropriately ambitious performance metrics	•No single-trigger change in control payments
•Follow best practices in executive compensation design	•No change in control related excise tax gross ups
•Prohibit hedging, pledging and short sales of Company stock by executive officers and Directors	•No termination notice period in excess of twelve months
•Have robust share ownership requirements to reinforce alignment between executives and shareholders	•No stock option awards
•Include forfeiture and claw-back provisions for all variable compensation payments	•No active defined benefit pension plans
•Ensure that STI and LTI plans have target and maximum payout limits	•No guaranteed compensation
•Award all equity grants at market value
•Conduct ongoing investor outreach

ECA Compensation 2021
Compensation Governance
Authority for ECA Compensation Decisions
All decisions regarding CEO compensation and performance are made by the Board as a whole, excluding the CEO who is recused from such matters. The Board has delegated the authority to make compensation decisions for ECA members, excluding the CEO, to the CC.
The CEO makes recommendations to the CC on executive compensation policy and incentive plan design as well as proposals regarding the compensation and performance targets for ECA members. The CEO also makes proposals regarding the assessment of performance achievements for ECA members. The CEO does not make proposals regarding his own compensation or performance.
Exhibit 9

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
R   Recommend     P   Propose     A   Approve
1binding vote
2advisory vote
Compensation Program
In the financial year 2021, Alcon’s ECA compensation framework includes the strategic objectives of:
•Paying for performance and the execution of the Alcon strategy;
•Pursuing value for shareholders over the long-term;
•Creating alignment in the interests of executives and shareholders; and
•Motivating and retaining executives for the long-term.
The general principles for ECA compensation are defined in Articles 31 and 32 of our Articles of Incorporation (http://investor.alcon.com/governance//default.aspx). ECA compensation comprises fixed and variable elements. Fixed elements include an annual base salary and benefits. Variable compensation consists of STI and LTI plans, which are subject to performance measures and caps.
Pay-for-Performance
Variable compensation represents a majority of total compensation and affirms our pay-for-performance philosophy (see more information in Exhibits 12 and 22). Actual payout is contingent on the achievement of Company and individual performance goals. Performance metrics and goals are aligned with the Company’s business strategy and compensation philosophy as well as long-term value creation for shareholders and are approved annually by the CC and the Board.

Peer Group
External peer compensation is an important reference point for consideration of market competitive compensation for the members of the ECA, including our CEO.
The CC believes that a consistent and relevant set of peer companies that are similar to Alcon in size and scope in aggregate, enables shareholders to assess the appropriate levels and practices of compensation and allows for pay-for-performance comparisons. Alcon’s revenue and market capitalization are approximately at the median of the peer group companies.
Although Alcon is headquartered in Switzerland, a significant portion of our sales, management team and associate population are in the US. The US is the largest pool for both medical device and ophthalmology talent, and it is therefore critical that Alcon is able to attract and retain key talent from the US. As a result, our CC has selected a blended Peer Group of North American and European companies (58% US and 42% outside US) to balance the European compensation structure with a need to attract and retain US talent. While we do not pay as much as our US competitors, we desire to stay close to the median of the blended Peer Group. The 2021 Peer Group is outlined in Exhibit 7.
Exhibit 7

Global Peer Group
Agilent Technologies Inc.	Fresenius Medical Care
Align Technology Inc.	Givaudan
BauschHealthCompanies Inc.	Lonza Group
Baxter International Inc.	Merck KGaA
Becton Dickinson & Company	Smith & Nephew
Biogen Inc.	Stryker Corporation
Boston Scientific	The Cooper Companies Inc.
Dentsply Sirona Inc.	UCB
Edwards Lifesciences Corporation	Zimmer Biomet Holding Inc.
EssilorLuxottica
Revenue*	Market Capitalization*

*Revenue and Market Capitalization as of December 31, 2021
The annual total compensation of ECA members is targeted to the market median of benchmarks for comparable roles within this peer group. The CC considers compensation practices, structures and levels based on benchmarking information and advice provided by the committee’s independent external advisors (see more information under the section "Compensation Governance").
The CC and the Board review the compensation of the CEO and the other ECA members periodically and consider relevant benchmark information. The CC will also review periodically the peer group and make adjustments to its composition as appropriate.
Forfeiture and Claw-back Rules
Any variable compensation paid or payable to ECA members is subject to forfeiture and claw-back rules under our STI and LTI plans, which allow the Company to retain unpaid or unvested compensation (forfeiture) or recover compensation already paid in cash or shares (claw-back). Such rules apply in cases where the action or behavior of an executive violates internal codes, guidelines or policies or conflicts with management standards, including Company and accounting rules and regulations or violates laws. These forfeiture or claw-back rules apply to payments under both the STI and LTI plans. The action to retain or recover variable compensation is subject to applicable laws of the jurisdiction involved.

Share Ownership Requirements for ECA Members
The Board has established share ownership requirements for members of the ECA in order to align executives’ interests with those of shareholders. The ownership requirement is expressed as a multiple of the executive’s annual base salary and is in line with the practices of our peer group. The following Exhibit illustrates those requirements:
Exhibit 8

Leadership level	Share ownership requirement
David J. Endicott, CEO	5 times annual base salary
Other members of the ECA	3 times annual base salary
All members of the ECA must meet these requirements within five years of service from the later of the date of the Spin-off from Novartis or commencement of ECA level role. If any of the ECA members fail to meet the requirement, or if they are not on track with the requirements, the CC may take several actions such as prohibiting the sale of Alcon shares until such time the requirement is met. At the end of 2021, each member of the ECA has met or is on track to meet the applicable ownership requirement.
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
Exhibit 10
Annual Base Salary

Annual Base Salary
Annual base salary is set and reviewed considering:
•Market value of the role
•Benchmark information of peer companies
•Market median within the peer companies
•Executive’s role, performance, experience and potential
•Increases in line with inflation and market
•Business performance and the external environment

Exhibit 11
Variable Compensation

Short-Term Incentive
The STI is designed and delivers awards based on:
Target value
•Annual base salary (ABS) x STI target (% of ABS) = STI target value in USD/CHF
Performance measurement
•Measurement of financial performance (Business Performance Factor “BPF”) and individual performance (Individual Performance Factor “IPF”), see the description of the STI below for more information
Payout
•Performance period: 1 year
•Range 0%-200% of the target value
•Payout formula: STI target value x IPF x BPF = STI payout
•Paid in the first quarter of the following year
•Delivered in cash

Long-Term Incentive
The LTI is designed and delivers awards based on:
Target value
•Annual Base Salary (ABS) x LTI target (% of ABS) = Target value in USD/CHF
Target award
•Target value divided by the Alcon share price at grant date = number of Performance Stock Units (PSUs) at target
•Granted at the onset of the performance period
Performance measurement
•Measurement of metrics (see the description of the LTI below for more information)
Payout
•Performance period: 3 years
•Range 0%-200% of the target number of PSUs
•Payout formula: Target number of PSUs x LTI payout factor = number of PSUs vested
•Cliff vesting of PSUs (i.e., all PSUs vest at the end of the performance period, subject to performance conditions)
•Conversion of vested PSUs to Alcon shares
•Payout delivered in unrestricted Alcon shares
•Paid in the first quarter of the year following the performance period
•PSUs carry dividend equivalents payable in cash at the end of the performance period based on the number of PSU vested

Variable compensation represents a large majority of total direct compensation for ECA members. At target opportunity, the variable compensation represents 85% of the CEO’s total direct compensation. The average variable compensation of the other ECA members represents 71% of total direct compensation.

Exhibit 12
Mix of Fixed and Variable Compensation at Target

CEO	Other ECA members (excl. CEO)

CEO ratios and average ratios of other ECA members are based on 2021 values of ABS, target STI and target 2021-2023 LTI. Graphics exclude retirement savings and insurance benefits as well as any other benefits.
CEO Compensation
Our CEO’s compensation is aligned with Alcon’s pay - for - performance philosophy and is reflected in the pay mix for Mr. Endicott’s target direct compensation. Approximately 85% of his pay is at risk with 79% of his at risk pay tied to the achievement of long-term strategic goals.
Prior to the 2021 AGM, Mr. Endicott received a base salary increase of 3% in line with the average base salary increase received by all other Alcon associates with no increase to either his STI or LTI targets.
In 2022, Mr. Endicott will not receive any increase to his compensation, including base salary and short and long term incentive targets.
In alignment with our pay - for - performance compensation philosophy, we will continue to monitor our CEO's target compensation versus the peer group
Short-Term Incentive
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
Exhibit 13

STI payout opportunity as a % of annual base salary	at target	at maximum
David J. Endicott, CEO	120%	240%
Other members of the ECA (average)	83%	166%
The financial metrics for the short-term performance in 2021 are set out in the Exhibit below. The payout of STI is calculated by multiplying the target award by the BPF and IPF.

Exhibit 14

Metric	Financial Metrics [1]							Non-financial Metric
	Third Party Net Sales	Core Operating Income			Free Cash Flow			Individual Performance
Definition	Measures the Company's Third Party Net Sales performance	Measures the Company’s profitability			Measures the Company’s capacity to realize cash			Measures the achievement of individual objectives and individual values and behaviors
Rationale	Fosters the Company’s top line performance	Recognizes the primary indicator of profitability			Indicates the cash realized from operating activities			Considers individual contribution to the Company’s results
Weighting	40%	40%			20%			100%
Performance factors	BPF (total weightings of financial metrics 100%)							IPF
Payout formula
	ABS	X	STI Target	X	BPF	X	IPF	= STI Payout

BPF maximum 150% x IPF maximum 150% = maximum 225% (capped at 200%)
Payout range	0 - 200%
1Financial achievements are measured in constant exchange rates to reflect operational performance.
In 2021, the Board and CC incorporated the achievement of ESG objectives in determining the IPF for ECA members and overall STI payout. Each ECA member has five individual performance goals with each having specific measurable objectives and initiatives. The five focus areas are as outlined below:
•Key strategic business and customer objectives;
•Advancing product innovation and delivery;
•Alcon's transformation program;
•ESG objectives, including environmental sustainability, diversity and inclusion, and company culture and values programs ; and
•Achieving a range of key financial and operational performance measures.
At the end of the year, the Board and CC assess each ECA member's achievement of performance objectives to determine their individual performance and Individual Performance Factor (IPF) which directly impacts the final STI payout amount.
Performance levels, thresholds, targets and maximum values for the financial performance metrics are determined at the beginning of each one-year performance period. In line with good governance practice, the Board and the CC set targets that are appropriately ambitious and in support of the Company’s business strategy and the Board’s strategic plan without encouraging the ECA member to take undue risks.
At the end of the performance period, the Board and the CC determine the financial performance achievements against the targets originally set and determine the BPF. In addition, they consider the IPF of each ECA member. The IPF is determined by the achievement of individual objectives and the demonstration of values and behaviors. The individual performance rating is the basis for determining the IPF (between 0% and 150%). The CEO and other ECA members are not present when their IPF is discussed and determined.

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
Exhibit 15

LTI payout opportunity as a % of annual base salary	Below threshold	at target	at maximum[1]
David J. Endicott, CEO	0%	430%	860%
Other members of the ECA (average)	0%	165%	330%
1The maximum number of units that may be awarded is limited to 200% of the target number of units granted.
The metrics for the measurement of long-term performance are set out in the Exhibit below. The payout is calculated by adding the weighted achievements of the individual targets in a range from 0-200% and multiplying the number of PSUs granted by the resulting performance factor. We intend to disclose the outcome of each LTI metric and the final LTI payout at the end of their respective performance period, in the applicable compensation report.
Exhibit 16

Metric	Third Party Net Sales CAGR[1,2]	Core EPS CAGR[2]	Share of Peers[3]	Innovation Scorecard[4]
Definition	Measures the Company's Third Party Net Sales performance	Measure of the profitability by the earnings per share	Measures the Company’s market performance versus competitors	Measure of key product pipeline and achievement of milestones
Rationale	Fosters the Company’s Sales performance	Aligns ECA with shareholders by measuring earnings per share	Indicates relative competitive position against peers in terms of market share	Delivery of future products and key future growth drivers
Weighting	25%	25%	25%	25%
Payout formula
Metric 1 25%	+	Metric 2 25%	+	Metric 3 25%	+	Metric 4 25%

ABS	X	LTI Target	X	Addition of weighted metrics = Performance Factor	=	Payout/Number of PSUs

Weighted achievements of metrics = additive payout factor maximum 200% (cap)
Payout range	0-200%
1CAGR means Compound Annual Growth Rate.
2Financial achievements are measured in constant exchange rates to reflect operational performance.
3Metric “Share of peers” measures Alcon’s market share of key products in the Surgical and Vision Care segments against a peer group of competitors using third party syndicated data.
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
Net Sales CAGR - Measures Alcon’s Net Sales Third Party growth over a 3-year period. The goal setting process for the metric is defined by triangulating between Alcon’s internal strategic plan, expected market growth and investors' expectations.
Core EPS CAGR – Measures Alcon’s profitability growth over a 3-year period. Similar to Net Sales CAGR, goal setting process for this metric is also based on a triangulated approach of assessing Alcon’s internal strategic plan, expected market growth and investors' expectations.

Share of Peers - Measures Alcon’s market share of key product categories in the Surgical and Vision Care segments against a peer group of competitors. Market share performance is a relative performance measure based on independent, third-party market data, and is calculated as the change in share across the three-year period. Market share changes are weighted across multiple key product categories to develop a blended Alcon share change for the three-year cycle.
Innovation – This metric is comprised of 10 milestones per annual cycle, typically five in both Surgical and Vision Care. Milestones are linked to internal development programs, measuring against one of four performance areas:
•Timeline - measure the on-time completion of key product development activities
•Program cost - measure budget adherence
•Total product cost- measure the ability to meet unit cost targets
•Sales - measure new product revenue, typically in the first calendar year after launch
Each Innovation Scorecard cycle spans a rolling three-year period with performance milestones in each year. At the completion of each cycle, the Board's Innovation Committee evaluates milestone achievement against performance tiers set at the beginning of the cycle.
Similar to the performance target-setting and measurement of the STI award, the thresholds, targets and maximum values for the LTI performance metrics are determined at the onset of the three-year performance period. In line with good governance practice, the Board and the CC set targets and ensure they are appropriately ambitious and in support of the strategic plan but do not encourage undue risk taking.
At the end of the three-year performance period of each LTI award, the Board and the CC determine the performance achievements of each metric against the targets originally set.
At the end of the performance period of each LTI award, the Company intends to disclose in the applicable compensation report details of the final LTI payout.
Benefits
All ECA members except one are enrolled in local benefit plans providing for retirement income savings and insurance for disability and loss of life. These plans are in line with local market practices and legislation and are subject to the Company's plan rules and policies. The ECA members and the Company pay statutory contributions. The sole ECA member with an employment contract governed by US law is enrolled in a Company-provided health plan.
Exhibit 17

Retirement savings and insurance contributions
Retirement and insurance benefits plan contributions provided in line with local market practice (most governed by legal provisions) - Company-paid:
•Contributions to retirement savings plan
•Insurance premiums for disability and survivor benefits
•Health insurance (only in the US)
•Contributions to mandatory social security systems

Other benefits
•Expense and representation allowance in line with Swiss market practice (covering small expenses)
•Mandatory allowances for children and education (only in Switzerland)
•Car allowance
•International benefits (e.g. relocation cost, cost of living adjustments, settling in allowance, international health insurance, housing, schooling/education fees) in line with Alcon’s global mobility policies

Alcon is a global company headquartered in Switzerland with multinational operations and international business strategies. As a result, from time to time, executives are relocated to Switzerland or will be relocated from their home country. Relocated executives receive relocation support and are provided with international benefits in line with Alcon’s global mobility and relocation policies (e.g. relocation support, tax and social security equalization, benefit equalization and other international benefits as appropriate).

Compensation Payments to the ECA Members
ECA Compensation Payments FY 2021
The following Exhibit 18 sets forth the total compensation received by the CEO (highest paid member of the ECA) and the aggregate total compensation received by all of the other ECA members for the period from January 1, 2021 to December 31, 2021. 2021 ECA payments are larger than 2020 ECA payments due to the following reasons:
•Superior 2021 performance (148%) resulting in above target STI payout compared to below target (75%) STI payout in 2020 due to the impact of the pandemic;
•Change in ECA members, including the appointment of a new ECA member and movement of two others to new roles and associated relocation expenses; and
•Year over year exchange rate impact.
The competition for specialized talent in the fields necessary for Alcon’s success is significant and growing – particularly in the United States. Recent changes in the landscape for ophthalmic talent led the Company to assess potential vulnerabilities to competitive threats for talent. As a result of that assessment, Alcon made equity awards to certain key associates in its US organization, including an award to an ECA member, Sergio Duplan, based in the US. On February 17, 2021, the CC granted Mr. Duplan an award of Alcon Performance Share Units at a target opportunity equal to 1X his annual LTI award (USD 1,006,825). The award is 100% in Performance Share Units that cliff-vest after three years. The award is subject to the same performance conditions as our annual PSU award (sales growth; earnings growth; market share growth and achievement of key innovation metrics) and will forfeit if the executive is not employed by the company at the time of vesting. Alcon clawback/malus rules apply to the award.
The compensation Alcon paid to the ECA members in 2021 remained within the approved Say-On-Pay budget.
Exhibit 18

Compensation	Fixed compensation		Variable compensation		Additional compen-sation	Totals in USD	Totals in CHF
From January 1, 2021 to December 31, 2021	Annual base salary[1]	Pension and insurance[2]	2021 short-term incentive[3]	2021-2023 long-term incentive[4,5]	Other benefits[6]	Total compen-sation[7]	Total compen-sation[7]
David J. Endicott, CEO	1,289,196	141,563	2,747,937	5,613,848	1,116,719	10,909,263	9,974,666
Aggregate amount of 6 other ECA members	4,291,981	745,431	5,709,969	8,427,040	4,160,531	23,334,952	21,335,847
Totals in USD[6]	5,581,177	886,994	8,457,906	14,040,888	5,277,250	34,244,215
Totals in CHF	5,103,038	811,005	7,733,317	12,838,005	4,825,148		31,310,513
1The total of Annual Base Salaries paid for the period from January 1, 2021 to December 31, 2021, including increases effective throughout the year, if applicable.
2The retirement, pension and insurance benefits are the actual contributions paid to benefit plans for the period from January 1 to December 31, 2021. It also includes the amount of USD 52,507 for mandatory contributions paid by Alcon to governmental social security systems for all ECA members, which provide the ECA members with the right to the maximum future insured government pension benefit. The aforementioned amount is a portion of a total amount of contributions of USD 643,390 paid by Alcon to the social security systems.
3The STI award disclosed is the amount earned for the performance year 2021. It will be paid in March 2022 in cash.
4The amounts of the 2021-2023 LTI awards represent the total value of the target number of PSUs granted to the six active ECA members on February 17, 2021. The value of the PSUs is based on the closing price of the underlying Alcon share on the date of grant of USD 72.05. Our President of Global Business and Innovation departed Alcon on August 31, 2021 and all of his unvested LTI equity awards were forfeited upon his departure. No extraordinary payments were made upon his departure.
5Includes the value of the target PSUs of a special, one-time LTI retention award granted to Mr. Duplan on February 17, 2021, subject to the same performance conditions and vesting schedule as the 2021-2023 PSU awards.
6The amounts of other benefits include the Company-paid benefits, values of benefits in kind, payments made and payments or values promised to ECA members for the relevant period in 2021, including benefits for international assignment (e.g. housing, schooling, tax and social security equalization, benefit equalization and other international relocation benefits).
7Payments to ECA members were made in CHF and/or USD. The amounts were converted at the rate of 1.0 CHF : 1.093697 USD.

Alcon reports the 2021-2023 Long-Term Incentive Awards at the value at the time of grant in accordance with Swiss market practice. The basis for disclosure is the target value of the PSU at grant, reflecting the assumption that the awards will vest at 100% achievement, excluding any share price movement that may occur over the performance period. The future payout will be determined only after the conclusion of the performance period in three years (i.e. at the end of 2023) and the awards will vest in February 2024. The payout range is between 0% and 200% of the target number of PSUs.
ECA Compensation Payments FY 2020
The following Exhibit 19 sets forth the total compensation received by the CEO (highest paid member of the ECA) and the aggregate total compensation received by all of the other ECA members for the period from January 1, 2020 to December 31, 2020.
The compensation Alcon paid to the ECA members in 2020 remained within the approved Say-On-Pay budget.
Exhibit 19

Compensation	Fixed compensation		Variable compensation		Additional compen-sation	Totals in USD	Totals in CHF
From January 1, 2020 to December 31, 2020	Annual base salary[1]	Pension and insurance[2]	2020 short-term incentive[3]	2020-2022 long-term incentive[4]	Other benefits[5]	Total compen-sation[6]	Total compen-sation[6]
David J. Endicott, CEO	1,225,049	160,771	1,102,544	4,975,110	635,708	8,099,182	7,603,010
Aggregate amount of 6 other ECA members	4,088,839	791,750	2,546,652	6,651,981	3,209,254	17,288,476	16,229,349
Totals in USD[1,4]	5,313,888	952,521	3,649,196	11,627,091	3,844,962	25,387,658
Totals in CHF[1,4]	4,988,348	894,168	3,425,639	10,914,792	3,609,412		23,832,358
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
3The STI award disclosed is the amount earned for the performance year 2020. It was paid in March 2021 in cash.
4The amounts of the 2020-2022 LTI awards represent the total value of the target number of PSUs granted to the seven active ECA members on February 18, 2020. The value of the PSUs is based on the closing price of the underlying Alcon share on the date of grant of USD 63.00.
5The amounts of other benefits include the Company-paid benefits, values of benefits in kind, payments made and payments or values promised to ECA members for the relevant period in 2020, include benefits for international assignment (e.g. housing, schooling, tax and social security equalization, benefit equalization and other international relocation benefits).
6Payments to ECA members were made in CHF and/or USD. The amounts were converted at the rate of 1.0 CHF : 1.06526 USD.
Outcome of Performance Awards 2021
2021 Short-Term Incentive
Alcon’s operational and financial performance exceeded target level for all metrics. Sales in both Surgical and Vision Care franchises outperformed the target, driven by innovation, commercial execution and better than expected demand in certain markets.
In the Surgical franchise, Alcon’s leadership in AT-IOLs was further cemented in the year with the success of the Vivity launch and continued popularity of PanOptix. In addition, our Equipment & Consumable offerings were able to help eye care professionals meet the rebounding consumer demand with optimized patient and surgeon experience.
In the Vision Care franchise our newest daily lens, PRECISION1, drove global share gains, and DAILIES TOTAL1 remained a favorite premium daily lens of lens wearers. Systane remains a leading brand in the dry eye market, and Pataday continues to see growth following its OTC introduction in 2020.
Core operating income benefited from higher sales which outpaced increases in selling, general, and administrative expenses, resulting in improved operating leverage.

Free Cash Flow was above the target primarily due to the strong operating performance coupled with investments in manufacturing line expansion which led to improved inventory management.
Exhibit 20 shows the weighting, target, and payout level for the 2021 STI.
Exhibit 20

Performance metric	Weighting	2021 Target[1] ($ millions)	Payout Level[2]	Weighted Payout[3]
Third Party Net Sales	40%	7,938	138%	55%
Core Operating Income[4]	40%	1,364	138%	55%
Free Cash Flow[4]	20%	620	187%	37%
STI payout	100%			148%
1     Target is expressed at the exchange rates prevalent at the time of Board approval.
2 Financial achievement is measured in constant exchange rates to reflect operational performance. Impact of acquisitions, divestitures and certain non-recurring items may also be excluded from Actual achievement; in 2021, no discretion was applied in determining STI payout level.
3 Rounded to the nearest whole %.
4 Core Operating Income and Free Cash Flow are non-IFRS measures.
In 2021, the Board and CC incorporated the achievement of ESG objectives in determining the IPF for ECA members and their overall STI payout. Each ECA member has five individual performance goals with each having specific measurable objectives and initiatives. The five focus areas are as outlined below:
•Key strategic business and customer objectives;
•Advancing product innovation and delivery;
•Alcon's transformation program;
•ESG objectives, including environmental sustainability, diversity and inclusion, and company culture and values programs ; and
•Achieving a range of key financial and operational performance measures.
At the end of the year, the Board and CC assess each ECA member's achievement of performance objectives to determine their individual performance and IPF which directly impacts the final STI payout amount.
For 2021, the CEO’s individual performance goals assessment is outlined below:
•Gained market share and delivered growth compared to 2019 significantly above market in both Surgical and Vision Care franchises; the Surgical business grew +13% and sales of Contact Lenses grew +9%;
•Announced intention to acquire Ivantis (transaction closed January 7, 2022), a leader in the minimally invasive glaucoma surgery space and also the US commercialization rights to Simbrinza (from Novartis), deepening the Company's position in the glaucoma market;
•Advanced innovation through strategic investment in internal and external research and development with the launch of 11 new products, including Vivity, Vivity Toric, PRECISION1 for Astigmatism, TOTAL30 Sphere and Pataday Once Daily Extra Strength;
•Completed separation activities from Novartis on schedule and under expected expense targets while advancing Alcon’s transformation program to optimize cost structure and achieve greater organizational agility;
•Expanded access to eye care through physician training and education programs, advanced our environmental impact reduction strategies and delivered diversity and inclusion strategy and objectives to advance Alcon's ESG objectives; and
•Alcon's share price increased by 32% and outperformed industry peers and relevant indices resulting in an $11 billion increase in shareholder value with our market capitalization reaching $44 billion by year-end; in addition Alcon paid its first dividend to shareholders in May 2021.
Based on the Board and CC’s assessment of the CEO’s performance against his individual goals in 2021, Mr. Endicott's IPF was assessed at 120% resulting in an overall STI payout of 178% (148% BPF X 120% IPF) of target. An average IPF of 124% was determined for the other ECA members resulting in an average STI payout of 184% of target.

2019-2021 Long-Term Incentive
The 2019-2021 LTI awards for the CEO and other ECA members will vest in early 2022. As a result of Alcon being a division of Novartis prior to April 9, 2019, payouts under the program have been split into two periods (pre and post spin-off). For the first three month period while Alcon was a division of Novartis, ECA payouts were determined based upon overall Novartis performance, which is not disclosed in Alcon's 2021 Compensation Report.
For the thirty-three-month period from post spin-off to the end of the performance period in December 2021, PSUs were subject to Alcon stand-alone performance.
The Alcon LTI program for the ECA consists of 100% PSUs. Currently, performance for the PSU consists of the following four metrics: Sales CAGR, Core EPS CAGR, Share of Peers and Innovation weighted equally. At spin, Alcon underwent a rigorous goal setting process to establish the construction of ambitious goals while balancing against incentivizing excessive risk taking. The CC considers a number of factors, both external and internal such as Alcon's forward-looking strategic plan, shareholders’ and analysts’ expectations regarding our future performance, general market outlook and the performance of our direct competitors to set targets that are appropriately challenging and aligned with shareholder expectations.
Sales CAGR Metric
Our superior sales performance over the three-year performance period was driven by significant market share gains from PanOptix and Vivity in the global AT-IOL market. We also grew market share in contact lenses driven by the launches of PRECISION1 and PRECISION1 for Astigmatism. This was partially offset by slower market growth due to COVID-19.
Core EPS CAGR Metric
Core EPS was up over the three-year performance period but did not reach the payout threshold primarily due to Covid-19 impact.
Share-of-Peer Metric
Share-of-Peer metric measures Alcon’s market share of key product categories in the Surgical and Vision Care segments against a peer group of competitors. Market share performance is a relative performance measure based on independent, third-party market data, and is calculated as the change in share across the three-year period. For the 2019-2021 cycle, we significantly outperformed our targets and we continued to gain share in key product categories. In the global AT-IOL market, Alcon grew significantly ahead of peers driven by PanOptix and Vivity. In contact lenses, the launches of PRECISION1 and PRECISION1 for Astigmatism also helped us to take share in the fast-growing daily disposable SiHy segments. Alcon contact lenses have grown significantly ahead of the market since the first launch of PRECISION1 in late 2019.
Innovation Metric
We have continued to execute on our research and development strategy during the pandemic and meet innovation milestones of Sales, Timeline and Total Product Cost set out for the 2019-2021 cycle, bolstered, in part, by the success of Alcon's PanOptix and the launch of PRECISION1 and TOTAL30. For the 2019-2021 cycle, Alcon achieved a performance tier rating of “Exceeds Expectations” assigned by the Alcon Innovation Committee and a payout factor of 160%.
Exhibit 21

Performance metric	Weighting	Payout Level	Weighted Payout % (0-200%)
Third Party Net Sales CAGR[1,2]	25%	130%	32.5%
Core EPS CAGR[1,2,3]	25%	0%	0.0%
Share of Peers	25%	200%	50.0%
Innovation	25%	160%	40.0%
PSU payout[4]			123.0%
1    Financial achievement is measured in constant exchange rates to reflect operational performance.
2     Financial achievement is measured in constant exchange rates to reflect operational performance. Impact of acquisitions, divestitures and certain non-recurring items may also be excluded from Actual achievement.
3      Core EPS is a non-IFRS measure.
4     Rounded to the nearest whole %.
Based on our results, the performance factor for the 2019-2021 PSU award was 123%.

Fixed and Variable Compensation
The mix of fixed and variable compensation over the period from January 1, 2021 to December 31, 2021 is as follows:
Exhibit 22
Mix of Fixed and Variable Compensation at Actual 2021 STI Payout and 2021-2023 LTI at Grant

CEO	Other ECA members (excl. CEO)

Average ratios are based on ABS, payout of 2021 STI (in March 2022) and grants of 2021-2023 LTI awards at grant value. Mix excludes retirement, pension and insurance benefits as well as any other benefits.
Equity Instruments Granted to the ECA Members
Equity Instruments Granted in FY 2021
The LTI awards (in PSUs) for the performance period 2021-2023 were granted on February 18, 2021 to the CEO and the six other members of the ECA. The number of PSU are set out in Exhibit 23 below. The values of the awards are based on the closing price of the underlying Alcon share on the date of grant and disclosed in section "ECA Compensation Payments FY 2021", Exhibit 18.
Exhibit 23

Number of units granted to	2021 PSUs based on the 2021-2023 LTI target Award[1,2,3]
David J. Endicott, CEO	77,916
Other ECA members	116,961
Total	194,877
1The values of the awards in PSU are disclosed under "ECA compensation payments FY 2021" (Exhibit 18).
2Our President of Global Business and Innovation departed Alcon on August 31, 2021 and the target PSUs were forfeited upon his departure.
3Number of units includes the target PSUs of a special, one-time LTI retention award granted to Mr. Duplan on February 17, 2021, subject to the same performance conditions and vesting schedule as the 2021-2023 PSU awards.

Equity Instruments Granted in FY 2020
The LTI awards (in PSUs) for the performance period 2020-2022 were granted on February 18, 2020 to the CEO and the six other members of the ECA. The number of PSU are set out in Exhibit 24 below. The values of the awards are based on the closing price of the underlying Alcon share on the date of grant and disclosed in section "ECA Compensation Payments FY 2020", Exhibit 19.
Exhibit 24

Number of units granted to	2020 RSUs based on the 2019 STI Award[1]	2020 PSUs based on the 2020-2022 LTI target Award[2]
David J. Endicott, CEO	14,032	78,970
Other ECA members	19,320	105,587
Total	33,352	184,557
1Although these shares were granted based on 2019 STI awards, the number of RSUs that were to be granted to the ECA members were not available at the time the 2019 Compensation Report was published. They are included in Exhibit 24 for reference.
2The values of the awards in PSU are disclosed under "ECA compensation payments FY 2020" (Exhibit 19).
Share Ownership of the ECA Members
The number of Alcon shares or share-based units held by ECA members and “persons closely linked” (as defined below) to them as of each of December 31, 2021 and December 31, 2020 is set out in the Exhibit below. As of each of these dates, no ECA members, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon.
Exhibit 25

Number of units	December 31	Vested shares	Unvested RSUs	Unvested target PSUs	Total
David J. Endicott	2021	98,448	20,468	209,365	328,281
	2020	88,953	21,162	150,013	260,128
Laurent Attias	2021	7,435	2,310	35,510	45,255
	2020	16,820	2,602	29,922	49,344
Ian Bell	2021	7,164	7,190	48,148	62,502
	2020	19,527	7,508	39,266	66,301
Leon Sergio Duplan Fraustro	2021	4,980	6,492	59,824	71,296
	2020	16,530	8,174	38,610	63,314
Sue-Jean Lin	2021	20,474	11,152	33,857	65,483
	2020	NA	NA	NA	NA
Rajkumar Narayanan	2021	13,761	2,639	36,782	53,182
	2020	10,622	2,795	31,046	44,463
Tim C. Stonesifer	2021	13,568	4,989	125,124	143,681
	2020	20,000	4,989	93,611	118,600
Total	2021	165,830	55,240	548,610	769,680
	2020	200,693	56,286	432,293	689,272

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
Payments to Current or Former Members of the ECA
During 2021, no payments (or waivers of claims) other than those set out in Exhibit 18 (including the related notes) under section "ECA Compensation Payments FY 2021" were made to current or former members of the ECA or to “persons closely linked” to them. Our President Global Business and Innovation departed Alcon on August 31, 2021 and no extraordinary payments were made to him upon his departure and all of his unvested LTI equity awards were forfeited upon his departure.
Loans to Members of the ECA
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the ECA or to “persons closely linked” to them. As a result, no loans were granted in 2021, and none were outstanding as of December 31, 2021.
Persons Closely Linked
Persons closely linked to members of the ECA are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control (iv) any legal or natural person who is acting as their fiduciary or agent and (v) family trusts.
Compensation Expense 2021
The total expense for the year 2021 for compensation awarded to ECA members, using International Financial Reporting Standards (IFRS) measurement rules, is presented in Note 25 to the Company’s audited Consolidated Financial Statements. The numbers for compensation expense in Note 25 may differ from the numbers reported in this 2021 Compensation Report due to the accounting and disclosure standards applied.
Alcon Share-Based Units Awarded to Alcon Associates in 2021
In the financial year 2021, the total of approximately 1.9 million restricted shares, RSUs and target PSUs (all unvested) were granted, and approximately 1.3 million Alcon shares vested and were delivered to Alcon associates under the various equity-based incentive or participation plans. Current unvested equity instruments (restricted shares, RSUs and target PSUs) represent approximately 1% of issued shares. Alcon delivers treasury shares to associates to fulfill these obligations.

Board of Directors Compensation 2021
Compensation Framework
The Board compensation was set at a level that allowed for the attraction and appointment of high-caliber talent for Board roles with the relevant background and skills, including global experience in the medical devices and ophthalmology industry. The Board is comprised of both Swiss and international members.
Non-executive Board members are awarded a base fee. Further, they are entitled to additional fees for their roles of Chair and/or member on the Board committees. The Vice Chair also receives an additional fee. The Board Chair does not receive additional fees for work in committees. David J. Endicott, the CEO of Alcon, does not receive any fees for his Board membership. Mr. Endicott is compensated as a member of the ECA and his compensation is disclosed in section "ECA Compensation 2021."
The following table sets out the compensation for the non-executive members of the Board from the 2021 AGM to the 2022 AGM:
Exhibit 26

Board function	CHF	USD[1]
Annual base fee:
Board Chair	950 000	1,039,012
Board member base fee (Board retainer fee)	200 000	218,739
Additional fees:
Vice Chair	40 000	43,748
Chair of the Audit and Risk Committee	70 000	76,559
Chair of the Compensation Committee	50 000	54,685
Chair of the Governance and Nomination Committee	50 000	54,685
Chair of the Innovation Committee	50 000	54,685
Member of the Audit and Risk Committee	35 000	38,279
Member of the Compensation Committee	25 000	27,342
Member of the Governance and Nomination Committee	25 000	27,342
Member of the Innovation Committee	25 000	27,342
1Converted into USD at a rate of CHF 1.0 = USD 1.093697.
In 2021, the following framework applied to the compensation of non-executive Board members:
•Fifty percent of the total fees is paid in shares on a mandatory basis in two installments: September 2021 and March 2022;
•Fifty percent of the total fees is paid in cash in four installments: June, September and December 2021 and March 2022;
•Each Board member may elect to receive up to one hundred percent of their fees in shares;
•The fees are paid in Swiss Francs;
•The shares delivered are unrestricted (free shares) listed on the SIX Swiss Exchange;
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
Each member of the Board, including the Board Chair, is required to own Alcon shares that represent the value of his or her annual base fee. This requirement must be met within four years in office.
Exhibit 27

Board level	Share ownership requirement
Board Chair	1 times annual base fee, within 4 years
Other Board members	1 times annual base fee, within 4 years
Each member of the Board has met or is on track to meet the ownership requirement. Board members are prohibited from hedging or pledging their ownership positions in Alcon shares that are part of the share ownership requirement.
Compensation Governance
Authority for Board Compensation Decisions
Decisions regarding Board compensation are taken by the Board upon proposals from the CC. The CC's proposals are based on analysis and review of compensation practices, policies and benchmarking information provided by external compensation advisors.
The Board is responsible for approving the Compensation Report and for proposing the aggregate budget of Board compensation subject to a shareholders’ vote at the applicable AGM.
Exhibit 28

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

Independence of Members of the Compensation Committee
Each of the members of the CC meets the independence criteria set forth in our Board Regulations. Effective from the 2021 AGM, the CC has been comprised of the following three members: Karen J. May (Chair), Thomas H. Glanzmann, and Ines Pöschel. At each AGM, the shareholders elect the CC Chair and its members individually for a term of office of one year. Our Articles of Incorporation permit re-election. The 2021 Corporate Governance Report in Item 6.B. of the Alcon 2021 Annual Report provides details regarding the members of the Board and the independence criteria for Board members. The Board Chair, the CEO and the Secretary of the Board attend the CC meetings by invitation. None is present when decisions relating to their respective interests are taken.
The Compensation Committee’s External Advisors
During 2021, the CC retained Willis Towers Watson ("WTW") as its external compensation advisor. For the same period, the CC also retained HCM International (Switzerland) ("HCM") for advice with regard to Swiss compensation matters. The CC appointed each of them in 2019 following a thorough process of evaluating proposals from various consulting firms. During 2020, WTW provided additional services to Alcon related to, among other things, compensation programs, pension and benefit plans. During the same period, HCM did not provide additional services to Alcon.
At the end of 2021, the CC conducted a review of the support received from the selected external advisors and is satisfied with the result of the work completed in 2021. At least annually, the CC will evaluate the quality of the consulting services received and the need to use specific advisors.
Compensation of the Members of the Board of Directors
Board Compensation FY 2021
The following Exhibit 29 sets out the total compensation received by non-executive members of the Board during 2021.
The disclosed compensation represents (i) the fees paid to the members of the Board in March 2021, which was the last installment of the fees for their term of office up to the 2021 AGM, and (ii) the fees paid up to December 31, 2021 for their term of office from the 2021 AGM to the 2022 AGM.
The installment of the fees paid in March 2021 completed the delivery of all fees due for the term of office from 2020 AGM to the 2021 AGM. The total of fees paid for that term remained within the approved budget.
The fees paid between the 2021 AGM and December 31, 2021 to the members of the Board of Directors are only a part of the total fees they will receive for the service on the Board during the term of office from the 2021 AGM to the 2022 AGM (three of four installments). In accordance with our normal payout schedule, a further payment of fees in cash and shares will be made in March 2022. Total 2021 Board fees are higher than in 2020 primarily due to fees received by members of the Governance and Nomination Committee for the full year of 2021 as compared to a partial year in 2020. The board fee structure did not change from 2020 to 2021.
The CEO of Alcon, David J. Endicott, is not included in this Exhibit 29 as he is not compensated for his Board membership. Mr. Endicott is compensated as a member of the ECA and his compensation is disclosed in section "ECA Compensation 2021."

Exhibit 29

Board members, functions[1]	Payment in cash	Tax and other cash[2]	Payment in shares[3]	Number of shares[4]	Other payments[5]	Total fees 2021
F. Michael Ball Board Chair, member GNC	0	259,825	779,188	10,169	—	1,039,013
Lynn D. Bleil Member ARC and IC	106,635	53,335	159,937	2,152	—	319,907
Arthur B. Cummings Member IC	123,041	37,135	85,906	1,120	37,096	283,178
Thomas H. Glanzmann Chair IC, member GNC, CC	0	19,874	308,236	4,023	4,987	333,097
D. Keith Grossman Vice Chair, Chair GNC, member IC	0	89,579	268,607	3,518	—	358,186
Scott H. Maw Chair ARC	0	73,936	221,362	2,889	—	295,298
Karen J. May Chair CC, member ARC	0	78,005	233,699	3,050	—	311,704
Ines Pöschel Member GNC, CC	95,698	8,445	182,951	2,419	4,987	292,081
Dieter P. Spälti Member ARC	0	15,677	241,342	3,150	4,987	262,006
Total fees paid in 2021 in USD [6]	325,374	635,811	2,481,228	32,490	52,057	3,494,470
Total fees paid in 2021 in CHF [7]	297,499	581,341	2,268,661	32,490	47,597	3,195,099
1Board Committees: “ARC” Audit and Risk Committee; "CC" Compensation Committee; “GNC” Governance and Nomination Committee; “IC” Innovation Committee. F. Michael Ball does not receive an additional fee as a member of the GNC.
2These amounts represent the values of tax and, if applicable, social security due upon the allocation of shares, which were delivered in cash to the accounts. They were then deducted and paid to the applicable authorities. Further, the amounts include the residual amount of cash resulting from rounding down the number of shares to the next whole share.
3The amounts in USD represent the converted value in CHF based on the Alcon shares granted on March 11, 2021 at the closing price of CHF 64.10 per share on the date of grant and on September 3, 2021, at the closing price of CHF 77.24. The shares granted are listed on the SIX Swiss Exchange.
4The total number of shares reported were delivered to each Board member in (i) the second installment of the fee in shares in March 2021 (2020 AGM - 2021 AGM), and (ii) the first installment of the fee in shares (term 2021 AGM - 2022 AGM). The second and final installment in shares for the services from the 2021 AGM to the 2022 AGM will be delivered in March 2022.
5Includes (i) an amount of USD 19,948 for mandatory employer contributions paid by Alcon to governmental social security systems, which provides the relevant members of the Board with a right to the maximum future insured government pension benefit (this amount is a part of total mandatory employer contributions of USD 97,086 to the governmental social security systems) and (ii) USD 32,109 paid to Dr. Cummings (or his related entities) for consulting services, including assistance with clinical trials that Dr. Cummings, as an ophthalmologist, provided to Alcon (these services were unrelated to Dr. Cummings' board service).
6All amounts include the payments made and the shares delivered in March 2021 as installment of the fee for the term of office 2020 AGM - 2021 AGM.
7The payments in cash were made in Swiss Francs (CHF). For consistency they are reported in USD as all compensation in this 2021 Compensation Report. The amounts in CHF were converted to USD at the exchange rate of 1.0 CHF : 1.093697 USD. All amounts are before deductions of social security contributions and income tax paid by the Board members.

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
The fees paid between the 2020 AGM and December 31, 2020 to the members of the Board of Directors are only a part of the total fees they received for the service on the Board during the term of office from the 2020 AGM to the 2021 AGM (three of four installments). In accordance with our normal payout schedule, a further payment of fees in cash and shares was made in March 2021.
The CEO of Alcon, David J. Endicott, is not included in this Exhibit as he is not compensated for his Board membership.
Exhibit 30

Board members, functions[1]	Payment in cash	Tax and other cash[2]	Payment in shares[3]	Number of shares[4]	Other payments[5]	Total fees 2020
F. Michael Ball Board Chair, member GNC	126,500	189,784	569,213	10,476	—	885,497
Lynn D. Bleil Member ARC and IC	17,310	60,637	181,710	3,346	—	259,657
Arthur B. Cummings Member IC	119,842	37,220	82,623	1,522	59,603	299,288
Thomas H. Glanzmann Chair IC, member GNC, CC		16,405	289,857	5,339	4,794	311,056
D. Keith Grossman Vice Chair, Chair GNC, member CC, IC	38,616	64,639	193,687	3,564	—	296,942
Scott H. Maw Chair ARC		71,945	215,676	3,973	—	287,621
Karen J. May Chair CC, member ARC		75,927	227,673	4,194	—	303,600
Ines Pöschel Member GNC, CC	63,916	6,378	172,053	3,168	4,794	247,141
Dieter P. Spälti Member ARC		15,227	235,108	4,331	4,794	255,129
Total fees paid in 2020 in USD[6]	366,184	538,162	2,167,600	39,913	73,985	3,145,931
Total fees paid in 2020 in CHF[7]	343,751	505,193	2,034,808	39,913	69,453	2,953,205
1.Board Committees: “ARC” Audit and Risk Committee; "CC" Compensation Committee; “GNC” Governance and Nomination Committee; “IC” Innovation Committee. F. Michael Ball does not receive an additional fee as a member of the GNC.
2.These amounts represent the values of tax and, if applicable, social security due upon the allocation of shares, which were delivered in cash to the accounts. They were then deducted and paid to the applicable authorities. Further, the amounts include the residual amount of cash resulting from rounding down the number of shares to the next whole share.
3.The amounts in USD represent the converted value in CHF based on the Alcon shares granted on March 11, 2020 at the closing price of CHF 50.82 per share on the date of grant and on September 11, 2020, at the closing price of CHF 51.10 on September 10, 2020. The shares granted are listed on the SIX Swiss Exchange.
4.The total number of shares reported were delivered to each Board member in (i) the second installment of the fee in shares in March 2020 (term April 9, 2019 - 2020 AGM), and (ii) the first installment of the fee in shares (term 2020 AGM - 2021 AGM) . The second and final installment in shares for the services from the 2020 AGM to the 2021 AGM were delivered in March 2021.
5.Includes (i) an amount of USD 19,176 for mandatory employer contributions paid by Alcon to governmental social security systems, which provides the relevant members of the Board with a right to the maximum future insured government pension benefit (this amount is a part of total mandatory employer contributions of USD 87,533 to the governmental social security systems) and (ii) USD 54,809 paid to Dr. Cummings (or his related entities) for consulting services, including assistance with clinical trials that Dr. Cummings, as an ophthalmologist, provided to Alcon (these services were unrelated to Dr. Cummings' board service).
6.All amounts include the payments made and the shares delivered in March 2020 as installment of the fee for the term of office April 9, 2019 - 2020 AGM.

7.The payments in cash were made in Swiss Francs (CHF). For consistency they are reported in USD as all compensation in this 2020 Compensation Report. The amounts in CHF were converted to USD at the exchange rate of 1.0 CHF : 1.06526 USD. All amounts are before deductions of social security contributions and income tax paid by the Board members.
Share Ownership of the Members of the Board of Directors
The number of Alcon shares held by members of the Board and “persons closely linked” to them as of December 31, 2021 are set out in the Exhibit below. As of this same date, no Board member, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon. The CEO of Alcon and Board member, David J. Endicott, is not included in this Exhibit as his share ownership is disclosed in Exhibit 25.
The number of shares held as of December 31, 2020 is shown for comparison.
Exhibit 31

Board member	2021 Total shares	2020 Total shares
F. Michael Ball	33,847	23,678
D. Keith Grossman	7,998	4,480
Lynn D. Bleil	6,729	4,577
Arthur B. Cummings	3,429	2,309
Thomas H. Glanzmann	11,835	7,812
Scott H. Maw	8,567	5,678
Karen J. May	19,044	15,994
Ines Pöschel	6,746	4,847
Dieter P. Spälti	16,341	13,191
Total	114,536	82,566
Additional Disclosures
Loans to Board Members
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the Board or to persons closely linked to them. No loans were granted in 2021, and none were outstanding as of December 31, 2021.
Other Payments to Board Members
No payments (or waivers of claims) other than those set out in Exhibit 29 (including the related notes) under section "Board compensation FY 2021" were made to current Board members or to persons closely linked to them.
Persons Closely Linked
Persons closely linked to members of the Board are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control (iv) any legal or natural person who is acting as their fiduciary or agent and (v) family trusts.
Payments to Former Board Members
None.

Outlook for 2022
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
•Fully embraces Swiss governance expectations and follows principles of simplicity and transparency; and
•Links pay to achievement of ESG objectives through the STI plan.
Exhibit 32

Pay - for - performance	•Programs are designed to compensate short-term performance and long-term success •Rewards are achieved if financial and non-financial performance metrics are met
Alignment with shareholders	•A significant part of compensation is delivered in Alcon equity •Executives are expected to hold a meaningful level of Alcon shares
Market competitiveness	•Overall compensation is competitive with other companies in the medical device and other industries in which Alcon competes for talent •Total opportunity is targeted at market median
Motivation and retention
•Compensation is designed to attract, retain and motivate executives to achieve Company objectives
•Compensation is reviewed periodically to ensure competitiveness and alignment to key strategic objectives

ECA Compensation
The CC is committed to a pay-for-performance framework to align Company and executive performance with shareholder interests. Following a thorough review of Alcon's compensation structures during 2021, we have made refinements to our overall compensation structures to better reflect Alcon's status as an independent, stand-alone company.
Headquartered in Switzerland, Alcon operates on a truly global basis. Our main business competitors are found in both Europe and North America, which is where we compete for talent. Consequently, our executive compensation framework has been benchmarked against a carefully selected peer group, consisting of European and North American companies with a blend of similar size, industry and geographic characteristics to Alcon. The inclusion of European and North American companies reflects our global footprint, business mix and source for management talent. Although Alcon is headquartered in Switzerland, a significant portion of our sales, management team and our associate population are in the US. The US is the largest pool for both medical device and ophthalmology talent and it is therefore critical that Alcon is able to attract and retain key talent especially from the US. As a result, our CC has selected a blended Peer Group of North American and European companies (58% US and 42% outside US) to balance the European compensation structure with a need to attract and retain US talent. While we do not pay as much as our US competitors, we desire to stay close to the median of the blended Peer Group. Based on the Company’s business strategy, compensation philosophy and the analysis of peer group compensation practices, below are the key features of ECA compensation for 2022:
•No compensation increase for the CEO including base salary and short and long term incentive targets;
•Same overall structure of ECA compensation as compared to 2021 (base pay, STI, LTI and benefits);
•Broadly no significant change to the ECA members' compensation levels;
•Continuation of robust share ownership requirements; and
•No material changes to benefits provisions.

Board Compensation
The Board compensation framework will remain unchanged for the upcoming term of office from the 2022 AGM to the 2023 AGM, including:
•The overall framework of Board compensation from the 2021 AGM to the 2022 AGM will be carried forward to the term from the 2022 AGM to 2023 AGM;
•The Board Chair fee and Board member fees will remain unchanged; and
•The payment of fifty percent in shares (mandatory) and a voluntary election of a higher percentage in shares will continue.
In 2021, the Board conducted a benchmarking study of Alcon's Board pay against other SMI companies and determined that our Board pay is below the median level of SMI companies. Nonetheless, the Board made the decision to not propose any compensation change at the 2022 AGM for the 2022 - 2023 AGM term. Our Board's pay has not changed in Alcon's history as a public Company. The CC and the Board will reconsider possible changes to Board compensation in 2023 for future terms.
Shareholder Vote at the 2022 AGM
In accordance with Article 29 of the Articles of Incorporation (http://investor.alcon.com/governance//default.aspx), the Board will ask shareholders at the 2022 AGM meeting to cast a binding vote on:
•The aggregate amount of compensation payable to non-executive members of the Board for their term of office from the 2022 AGM to the 2023 AGM; and
•The aggregate amount of compensation payable to ECA members in the financial year 2023.
In addition, the Board will ask shareholders to cast an advisory vote on the 2021 Compensation Report.
The procedures of voting on the compensation of ECA members and the Board are defined in our Articles of Incorporation. Our Articles allow for an additional amount of compensation to be used when promoting or adding new members to the ECA.
The Exhibit below depicts the proposal for the 2022 AGM and the respective period of the compensation affected by the vote.
Exhibit 33
Compensation Proposals for Shareholder Approval at 2022 AGM

(This page has been left blank intentionally.)

6.C. BOARD PRACTICE
Corporate Governance
Group Structure and Shareholders
Operational Group Structure
The Company, with its registered office at Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland, is a corporation organized under Swiss law and is the ultimate parent company of Alcon. As of December 31, 2021, the market capitalization of the Company was $42.696 billion (CHF 39.570 billion).
Alcon is the global leader in eye care with $8.2 billion in net sales during the year ended December 31, 2021. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Our Surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our Vision Care business is comprised of various contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. Further information is available under "Item 4. Information on the Company" and Note 5 to the Consolidated Financial Statements.
Listed and Non-listed Companies Belonging to the Alcon Group
The registered shares of the Company are listed on the SIX Swiss Exchange (Valor 43249246 / ISIN code CH0432492467) and the New York Stock Exchange (CUSIP code H01301128). The Company owns directly or indirectly all consolidated entities of Alcon, none of which has its shares otherwise listed.
The following table lists the most significant subsidiaries of the Company, including those entities with total assets or net sales to third parties in excess of 5% of the Company’s consolidated total assets or net sales to third parties, as applicable, at December 31, 2021. The referenced share capital may not reflect the taxable share capital and does not include any paid in surplus. Further information regarding the Company’s subsidiaries is disclosed in Note 28 of the Consolidated Financial Statements. The combination of the Company’s subsidiaries disclosed in the table below and in Note 28 of the Consolidated Financial Statements does not cover all subsidiaries of the Company.

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

Significant Shareholders
According to the Alcon share register, the following nominee shareholders held more than 3% of the share capital of Alcon Inc. as of December 31, 2021:

Holder	Number of Shares	Percentage
Chase Nominee Ltd., London (UK)	38,272,135.00	7.65%
Cede & Co (DTC nominee), New York, NY (USA)	101,901,633.00	20.39%
Nortrust Nominees Limited, London (UK)	21,770,181	4.36%
In addition, according solely to disclosure of shareholdings notifications filed with (i) Alcon and the SIX Swiss Exchange ("SIX Threshold Notifications") pursuant to the obligations set forth in the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading ("FMIA") and the rules and regulations promulgated thereunder or (ii) the SEC, there are two shareholders that held shares representing at least 3% of the Company’s total share capital as of December 31, 2021, but was not registered with the Alcon share register. These shareholders are identified in the table below.
The information required to be included in the SIX Threshold Notifications regarding this shareholder varies from the information required to be included in beneficial ownership statements filed with the SEC (“SEC Notification”).
Interested persons can access the relevant SIX Threshold Notifications online at the SIX Swiss Exchange: https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/
The below table shows the information available to the Company, based on both notification regimes, with respect to shareholders reported to have significant positions in Alcon’s share capital as of December 31, 2021:

Holder	Number of shares and voting rights as per SIX Threshold Notification	Percentage as per SIX Threshold Notification[1]	Number of shares beneficially owned as per SEC Notification[2]	Percentage as per SEC Notification[2]
BlackRock, Inc. c/o BlackRock Investment Management (UK) Limited 12 Throgmorton Ave, London, EC2N 2DL, UK	24,679,231[3]	5.06%	N/A	N/A
WCM Investment Management, LLC 281 Brooks St Laguna Beach, CA 92651 USA	N/A	N/A	26,016,575[4]	5.21%[4]
1     Percentages indicated in this column have been established based on the share capital of the Company registered with the commercial register of the Canton of Fribourg on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. Furthermore, according to the FMIA, this shareholder is required to notify Alcon and the SIX Swiss Exchange only at the time it reaches, exceeds or falls below any of the thresholds set forth in the FMIA; therefore, its shareholding as of December 31, 2021 may differ from the figures indicated as per the contents of the relevant SIX Threshold Notification.
2    In general, under SEC rules, "beneficial ownership", for the purposes of this column, refers to shares that an entity had the power to vote or the power to dispose of and shares that such entity or individual had the right to acquire within 60 days after December 31, 2021. Information in this column is current as of February, 11, 2022.
3    Based solely on a SIX Threshold Notification dated November 9, 2019. This figure does not include its derivative position.
4    Based solely on a Schedule 13G filed with the SEC on February 10, 2022.
Cross-Shareholdings
Neither the Company nor any of its consolidated entities has any shareholdings exceeding 5% of the holdings of capital or voting rights in any entity that also has shareholdings exceeding 5% of the holdings of the capital or voting rights in the Company or any of its consolidated entities.

Capital Structure
Share Capital
As of December 31, 2021, the share capital of Alcon Inc. was CHF 19,988,000, fully paid-in and divided into 499,700,000 registered shares, each with a nominal value of CHF 0.04.
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
The remaining authority to issue new registered shares under the authorized share capital expired on January 29, 2021. As of December 31, 2021, the Company did not have authorized share capital available.
The Company did not have any conditional share capital available on December 31, 2021.
Changes in Capital
The Company was formed on September 21, 2018 with a share capital of CHF 100,000 divided into 2,500,000 registered shares with a nominal value of CHF 0.04 each. In view of the contemplated Spin-off from the Novartis group, the Company’s share capital was increased on January 29, 2019 to CHF 19,548,000 divided into 488,700,000 registered shares with a par value of CHF 0.04 each. Following the two successive increases through the authorized share capital, as described above under “Authorized and Conditional Share Capital”, the share capital of the Company was, as of December 31, 2021, CHF 19,988,000 divided into 499,700,000 registered shares.
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
Based solely upon shares registered in the Alcon share registry, as of December 31, 2021, approximately 17.3% of the Company's total share capital was held in Switzerland by 77,110 registered shareholders.
Limitations on Transferability and Nominees Registrations
The Articles of Incorporation of the Company do not provide for any limitation on transferability of shares or nominees registration.
Convertible Bonds and Options
As of December 31, 2021, Alcon did not have any convertible bonds, warrants, options or other securities granting rights to Alcon shares.

Board of Directors
Composition
The Board consists of eight to 13 members according to the Articles of Incorporation. As of December 31, 2021, the size of the Board was 10 members and the Board was comprised of the following members:

F. Michael Ball, Chairman
A seasoned healthcare executive with nearly four decades of experience with global healthcare companies, including nearly a decade as the CEO of medical device and pharmaceutical companies, F. Michael Ball brings extensive executive leadership experience as well as in-depth industry and Alcon-specific knowledge to the Board. He previously held the position of Chief Executive Officer of the Alcon Division and served as a member of the Novartis Executive Committee from February 1, 2016 until June 30, 2018. He previously served as Chief Executive Officer of Hospira, Inc. from 2011 to 2015. Prior to that, Mr. Ball held a number of senior leadership positions at Allergan, Inc., including President from 2006 to 2011. Before joining Allergan, Inc. in 1995, he held roles of increasing responsibility in marketing and sales at Syntex Corporation and Eli Lilly & Co. Mr. Ball served on the board of directors of several organizations, including Kythera Biopharmaceuticals Inc., Hospira, Inc., IntraLase Corp., AdvaMed and sTec, Inc. He began his career in the healthcare industry in 1981. Mr. Ball has been a member of the board of directors of the Ophthalmology Foundation since 2021.
He holds a Bachelor of Science and a Master of Business Administration from Queen’s University in Canada.
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 66 Citizenship: Canada and United States Year of initial appointment: 2019 Expiration of current term of office: 2022

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
Key Competencies: Financial, Healthcare Industry and Regulatory/Public Policy

Age: 58 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2022

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
Key Competencies: Healthcare Industry, Marketing and Technology

Age: 59 Citizenship: Ireland and South Africa Year of initial appointment: 2019 Expiration of current term of office: 2022

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
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 56 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2022

Thomas Glanzmann
Thomas Glanzmann, a venture capital investor with Medtech Ventures Partners where he evaluates and invests in medical device companies, brings those strategic insights and financial and risk management experience to the Board, as well as his decades long experience in the healthcare industry. Thomas Glanzmann is the Founder and has been a Partner at Medtech Ventures Partners since 2017. He has been a member of the board of directors of Grifols S.A. since 2006, including serving as Vice Chairman since 2017 and the President of its Sustainability Committee. He was President and Chief Executive Officer of Gambro AB from 2006 to 2011 and Chief Executive Officer and Managing Director of HemoCue AB from 2005 to 2006. Mr. Glanzmann was Senior Advisor to the Executive Chairman and Acting Managing Director of the World Economic Forum from 2004 to 2005. From 1988 to 2004, Mr. Glanzmann worked in various positions at Baxter International Inc., including President of Baxter Bioscience, Chief Executive Officer of Immuno International Co., Ltd. and President of Europe Biotech Group. In 2004, he was a Senior Vice President and Corporate Officer of Baxter Healthcare Corporation and Baxter World Trade Corporation.
He holds a Bachelor of Science in Political Science from Dartmouth College in the United States, a Master of Business Administration from the IMD Business School in Switzerland and a Board of Directors Certification from the UCLA Anderson School of Management in the United States.
Key Competencies: Global Business Management, Healthcare Industry and Technology

Age: 63 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2022

D. Keith Grossman
D. Keith Grossman, with more than 35 years of experience with medical devices and supplies, including as Chief Executive Officer of publicly held healthcare companies, brings to the Board his executive and board leadership experience as well as operational and strategic planning expertise in the healthcare industry. He has been the Chairman, Chief Executive Officer and President of Nevro, Inc. since March 2019. He has also been Chairman of the board of directors of Outset Medical, Inc. since 2014. He was President and Chief Executive Officer of Thoratec Corporation from 1996 to 2006 and from 2014 to 2015 and was a member of the board of directors from 1996 to 2015. Mr. Grossman was Chief Executive Officer and a member of the board of directors at Conceptus, Inc. from 2011 to 2013. He was Managing Director and Senior Advisor at TPG Capital, L.P. from 2007 to 2011. Mr. Grossman also served as a member of the board of directors of ViewRay, Inc. from 2018 to 2021, Zeltiq, Inc., as Lead Director, from 2013 to 2017, Intuitive Surgical, Inc. from 2004 to 2010 and Kyphon Inc. in 2007 and served on a number of private boards of directors.
Mr. Grossman holds a Bachelor of Science in Animal Sciences from The Ohio State University and Master of Business Administration in Finance from Pepperdine Graziadio Business School at Pepperdine University, both in the United States.
Key Competencies: Healthcare Industry, International Supply Chain and Technology

Age: 61 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2022

Scott Maw
An experienced financial executive with over two decades of experience at global companies, including Chief Financial Officer of Starbucks Corporation, Scott Maw contributes to the Board his extensive understanding of complex financial analysis and reporting and internal controls over financial reporting of a global company. He has been a member of the board of directors of Avista Corporation since 2016, where he is the Chair of the Compensation Committee; Chipotle Mexican Grill Inc. since 2019, where he is the Lead Independent Director and Chair of the Audit Committee; and Root, Inc. since 2020. Mr. Maw is also member of the board of trustees of Gonzaga University. Previously, he was Executive Vice President and Chief Financial Officer at Starbucks Corporation from 2014 until the end of 2018, Senior Vice President in Corporate Finance from 2012 to 2013 and Senior Vice President and Global Controller from 2011 to 2012. From 2010 to 2011, he was Senior Vice President and Chief Financial Officer of SeaBright Holdings, Inc. From 2008 to 2010, he was Senior Vice President and Chief Financial Officer of the Consumer Bank at JP Morgan Chase and Company. Prior to this, Mr. Maw held leadership positions in finance at Washington Mutual, Inc. from 2003 to 2008 and GE Capital from 1994 to 2003.
Mr. Maw holds a Bachelor of Business Administration in Accounting from Gonzaga University in the United States.
Key Competencies: Financial, Global Business Operations and Consumer Industry

Age: 54 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2022

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
Key Competencies: Human Capital Management, Financial and Consumer Industry

Age: 63 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2022

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
Key Competencies: Government Relations, Legal/Governance and Regulatory/Public Policy

Age: 53 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2022

Dieter Spälti, Ph.D.
As an executive of Spectrum Value Management Ltd., the family office of an iconic industrial Swiss family, Dr. Spälti oversaw all of its investments for nearly two decades, which allows Dr. Spälti to bring to the Board significant financial and operational experience in addition to his previous consulting experience with numerous industrial, financial and technology firms in Europe, the US and Southeast Asia. Dr. Spälti has been Vice Chair since May 2021 and a member of the board of directors at Spectrum Value Management Ltd., Switzerland since 2006 and Managing Partner from 2002 to 2006. He served as Chief Executive Officer of Spectrum Value Management Ltd., from 2006 through May 2021. He has been a member of the board of directors at Holcim Ltd. since 2003 and became its Vice Chair in May 2021. Dr. Spälti served, or continues to serve, on the board of directors of various non-listed Swiss and international companies, including several that are controlled by the same beneficial owner. Dr. Spälti was a Partner at McKinsey & Company from 1993 to 2001.
He holds a Ph.D. in Law from the University of Zurich, Switzerland.
Key Competencies: Financial, Legal/Governance and Technology

Age: 61 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2022

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
The Board assesses the independence of its Board members on a regular basis, at least annually. As of December 31, 2021, all Board members qualified as independent according to Alcon independence criteria, except for F. Michael Ball, and David J. Endicott.
Other than Mr. Endicott, who currently serves as Alcon’s Chief Executive Officer, no Board member was a member of the management of the Company or any other Alcon consolidated subsidiary in the last three financial years up to December 31, 2021.
Mr. Ball, who previously served as Chief Executive Officer of the Alcon Division of Novartis and as a member of the Novartis Executive Committee from February 1, 2016 until June 30, 2018, served in an unofficial senior leadership role to Alcon during the period from June 30, 2018 until Alcon’s Spin-off from Novartis. Based on the foregoing, the Board made the determination that Mr. Ball was not independent as of December 31, 2021.
No Board member has a significant business relationship with the Company or with any other Alcon consolidated subsidiary.
Mr. Endicott is an executive member of the Board by reason of his function as Chief Executive Officer of Alcon. All other members of the Board are non-executive directors since none of them carries out operational management tasks within Alcon.
As of December 31, 2021, none of the Board members held any official government functions or political posts.
Limitations of Number of Mandates
No member of the Board may hold more than ten additional mandates in other companies, of which no more than four shall be in other listed companies. Chairs of the board of directors of other listed companies count as two mandates. Mandates in different legal entities which are under joint control are deemed one mandate. Further details can be found in Article 34 of the Articles of Incorporation, available under https://investor.alcon.com/governance/governance/default.aspx.
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
The Board is the ultimate governance body of the Company, under the leadership of the Chair. F. Michael Ball has been the Chair of the Board since the Spin-off from Novartis. In this role, Mr. Ball leads the Board to represent the interests of all stakeholders. Notably, he (i) provides leadership to the Board, (ii) supports the CEO, (iii) ensures an efficient way of working with the Board's Committees, the CEO and the Executive Committee, (iv) leads the annual performance assessment and (v) ensures an effective communication with the shareholders, other stakeholders and the public.

The Vice Chair is D. Keith Grossman, also acting in this role as Senior or Lead Independent Director. In this role, Mr. Grossman (i) leads the Board as long as the Chairman is incapacitated, (ii) chairs the sessions of the independent Board members, when necessary, and (iii) leads the independent board members in case of a crisis or matter requiring their separate consideration or decision.
The duties of Mr. Ball and Mr. Grossman in their respective functions are described in more detail in Articles 20 and 21, respectively, of the Alcon Board Regulations (https://investor.alcon.com/governance/governance/default.aspx).
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
Delegation to the Executive Committee
The Board has delegated to the Executive Committee the management of the business in accordance with the terms set forth in the Alcon Board Regulations. Such delegation has been formalized in Article 12 of the Alcon Board Regulations and further regulated in a set of internal regulations. Under the lead of the Chief Executive Officer, the Executive Committee is responsible for the management of the business and functions as a coordination committee, independent of any legal entity of the Alcon Group. A non-exhaustive list of the duties assigned to the Executive Committee can be found in Article 23 of the Alcon Board Regulations (https://investor.alcon.com/governance/governance/default.aspx).
Delegation to the Board’s Committees
The Board’s Committees enable the Board to work in an efficient and effective manner, ensuring a thorough review and discussion of matters, while giving the Board more time for deliberation and decision-making. For this purpose, the Board has delegated certain of its duties to each of its four permanent committees: the Audit and Risk Committee, the Compensation Committee, the Governance and Nomination Committee and the Innovation Committee. Details of the duties, responsibilities and decision-making powers of each committee can be found in the respective committee’s charter, contained in the Alcon Board Regulations, available under https://investor.alcon.com/governance/governance/default.aspx.
In 2021, the composition of the respective Board’s Committees was as follows:

Name	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
F. Michael Ball			Member
Lynn D. Bleil	Member			Member
Arthur Cummings				Member
David J. Endicott
Thomas Glanzmann		Member	Member	Chair
D. Keith Grossman		Member[1]	Chair	Member
Scott Maw	Chair
Karen May	Member	Chair
Ines Pöschel		Member	Member
Dieter Spälti	Member
1 Keith Grossman served as a member of the Compensation Committee until the Alcon Annual General Meeting held on April 28, 2021. He withdrew his candidacy for re-election prior to the Annual General Meeting and thus did not serve as a member of the Compensation Committee after the 2021 Annual General Meeting.

Audit and Risk Committee
The Audit and Risk Committee consisted of four members in 2021, all of whom were determined by the Board to be independent and in possession of the financial literacy and accounting or related financial management expertise, as defined in the NYSE standards. The Audit and Risk Committee meets and consults regularly with the management, the Alcon Internal Audit function, the independent external auditors and external consultants. The Audit and Risk Committee regularly reports to the full Board on its decisions and deliberations.
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
Compensation Committee
The Compensation Committee consisted of three members in 2021, all of whom were determined by the Board to be independent1. The Compensation Committee meets and consults regularly with management and external consultants. The Compensation Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:
•developing a compensation philosophy in line with the principles set forth in the Articles of Incorporation and submit to the Board;
•providing oversight for Alcon's human capital strategy, including talent management, CEO and ECA succession planning, diversity and inclusion initiatives and pay equity measures;
•designing, reviewing and recommending to the Board compensation policies and programs;
•reviewing and approving a peer group of companies for executive compensation comparisons;
•advising the Board on the compensation of Directors and the Chief Executive Officer of Alcon;
•determining the compensation of ECA members;
•supporting the Board in preparing the proposals to the General Meeting of Shareholders regarding the compensation of the members of the Board and ECA;
•preparing the annual compensation report and submitting it to the Board for approval;
•establishing executive and director stock ownership guidelines and stock trading policies and monitoring compliance with such policies; and
•overseeing communication and engagement on executive compensation matters with shareholders and their advisors.
1 The Compensation Committee operated with four members until the Alcon Annual General Meeting held on April 28, 2021, from which it then consisted of three members only.

Governance and Nomination Committee
The Governance and Nomination Committee consisted of four members in 2021. The Governance and Nomination Committee meets and consults regularly with management and external consultants. The Governance and Nomination Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:
•designing, reviewing and recommending corporate governance principles to the Board;
•overseeing Alcon's strategy and reputation regarding ESG matters and annually approve Alcon's Corporate Responsibility Report;
•establishing criteria and identifying candidates for election as Directors;
•assessing existing Directors and recommending to the Board whether they should stand for re-election;
•developing and reviewing an onboarding program for new Directors and an ongoing education plan for existing Directors;
•reviewing periodically the Articles of Incorporation with a view to reinforcing shareholder rights;
•reviewing periodically the composition and size of the Board and its committees;
•direct periodic assessments of the Board, directors and committees;
•reviewing annually the independence status of each Director; and
•reviewing directorships and agreements of Directors for conflicts of interest and dealing with conflicts of interest.
Alcon is committed to fostering a sustainable business that supports the well-being of our associates, customers, communities, and planet. The environmental, social, and governance (ESG) objectives of the Group are integrated into its decision-making to deliver long-term value for all of its stakeholders. ESG is of key importance within the Alcon governance framework and is subject to the oversight of the Board, acting principally through its Governance and Nomination Committee. Under the supervision of the Governance and Nomination Committee, the Alcon ESG Executive Steering Committee, supported by dedicated working groups, is tasked with the identification and management of environmental and social impacts. The implementation of the related strategy and day-to-day activities are conducted by subject matter experts across the enterprise, under the leadership of the Alcon Head of ESG.

Alcon Board of Directors

Governance and Nomination Committee

ESG Executive Steering Committee

Corporate Affairs, Human Resources, Innovation, Legal, Manufacturing and Quality

Responsible for identifying and managing Alcon's environmental and social impacts

ESG Working Group

Philanthropy, Investor Relations, IT and Privacy, Health, Safety and Environment (HSE), Human Resources, Legal and Compliance, Market Access, Procurement, Supply Chain, Quality and R&D

Environmental Sustainability Committee

Innovation Committee
The Innovation Committee consisted of four members in 2021. The Innovation Committee meets and consults regularly with management. The Innovation Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:
•providing counsel to the Board and management in the area of technology, application of technology and new business models;
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
In 2021, the Board and its Committees met as follows:

	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
Number of meetings[1]	8	9	7	5	6
Approximate average duration[2]	4 hrs 50 min	1 hrs 45 min	2 h 20 min	1 h 55 min	1 hrs 45 min
Overall attendance	100%	100%	100%	100%	100%

During 2021, each Board member attended all of the meetings of the Board and each Committee on which he or she serves, as represented below:

Meeting attendance	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
	Number of Meetings 8	Number of Meetings 9	Number of Meetings 7	Number of Meetings 5	Number of Meetings 6
F. Michael Ball	8			5
Lynn D. Bleil	8	9			6
Arthur Cummings	8				6
David J. Endicott	8
Thomas Glanzmann	8		7	5	6
D. Keith Grossman	8		3[3]	5	6
Scott Maw	8	9
Karen May	8	9	7
Ines Pöschel	8		7	5
Dieter Spälti	8	9
1    The number of meetings includes physical meetings as well as meetings held through videoconference or conference call. In 2021, due to the ongoing COVID-19 pandemic, all but one meeting were held virtually.
2    The approximate average duration does not include dinners, lunches and breaks.
3    Keith Grossman served as a member of the Compensation Committee until the Annual General Meeting held on April 28, 2021 only.

Board Evaluation and Education
The Governance and Nomination Committee and the Chair of the Board coordinate an annual self-evaluation of the Board and its Committees, which includes individual interviews with the Board Chair and the completion of a confidential survey by Board members. The Chair summarizes for the Board the results of the evaluation, and any findings are appropriately addressed. In addition, each Committee conducts its own self-evaluation annually.
The Board recognizes the value of independent development and learning by its members. Therefore, it established a Director Education Program for its members, the purpose of which is to provide for internal and external speakers on trending topics, experiential learning of Alcon and its industry through site tours and product demonstrations and, at each Board member’s option, externally provided coursework. The intent of the Director Education Program is to ensure Board members are well-versed in matters related to Alcon, its business and the rapidly changing corporate governance environment.
Information and Control System of the Board vis-à-vis the Management
The Board ensures that it receives through several channels sufficient information from the Executive Committee to perform its supervisory duties and to make the decisions that are reserved to it by law, i.e. its non-delegable decisions.
Information to the Board of Directors
The Alcon Board Regulations confer to the members of the Board the right to have full and unrestricted access to management and employees of the Company and its subsidiaries in the execution of their duties. Also, the Chief Executive Officer regularly informs the Board on business developments, including significant transactions and risk issues. The Board and its Committees meet as often as required with the Chief Executive Officer and members of the Executive Committee or other members of the senior management. Further, the Board may invite, in accordance with the Alcon Board Regulations, external advisors to attend board or committee meetings in order to obtain a third party independent perspective on certain topics. Information is further communicated to the Board through regular reports (please refer to the section below “Alcon Management Information System”).

Alcon Management Information System
The Board receives monthly reports on the financial performance of the Company, including the performance of the Surgical and Vision Care franchises. On a quarterly basis, prior to the release of each quarter’s results, the Board receives the Consolidated Financial Statement information and an outlook of the full-year results in accordance with IFRS and “core” results together with related commentary.
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
•organic and inorganic innovation;
•commercial strategies and product launches;
•digital commerce opportunities;
•legal matters;
•competitive developments; and
•industry trends.
In matters of significance, the Board receives direct, immediate information.
Internal Audit
The purpose of the internal audit function is to review Alcon’s financial, operational, IT and compliance activities to review compliance with laws, regulations and internal policies. It also supports Alcon’s efforts to maintain accurate and timely financial reporting while seeking to add value by suggesting improvements to Alcon’s operations and to assist Alcon in achieving its strategic and financial objectives. Internal audit is led by the Chief Audit Executive (“CAE”) who functionally reports to the Audit and Risk Committee. The CAE is responsible for the development, review and modification of Alcon’s internal audit policies and procedures. The CAE shall ensure effectiveness and efficiency of the internal control framework with existing policies and regulations and proposes remediation actions where deficiencies were identified. The CAE periodically submits to the Audit and Risk Committee reports on the activities of the internal audit function. In 2021, internal audit was involved in a total of 36 audit engagements. The results and remediation status of these audit engagements are reported to the Audit and Risk Committee on a periodic basis. At the final meeting for the year 2021, the ARC reviewed and approved the Internal Audit plan for 2022.
Internal Control System
Alcon's internal control system is designed to provide reasonable assurance to the Board and management regarding the reliability of financial reporting and accounting policies and the preparation and the presentation of the Company’s financial statements. In 2021, the Alcon's internal controls framework has been fully tested for effectiveness. The Audit and Risk Committee has ultimate responsibility to oversee the adequacy and effectiveness of internal control over financial reporting.
Risk Management
The Audit and Risk Committee has the responsibility to ensure the implementation of an appropriate and effective risk management system and process and to foster a culture of risk-adjusted decision-making without constraining reasonable risk taking and innovation. It approves guidelines and reviews policies and processes. In addition, the Audit and Risk Committee reviews with management, internal auditors and external auditors, the identification, prioritization and management of the risks, the accountabilities and roles of the functions involved with risk management, the risk portfolio and the related actions implemented by management. The Audit and Risk Committee informs the Executive Committee and the Board on a periodic basis on the risk management system and on the most significant risks and how these are managed. The CAE supports the Audit and Risk Committee and perform appropriate reviews of Alcon's risk management strategy.
Alcon’s key risk management tool is the Enterprise Risk Management ("ERM") program, the purpose of which is to help execute on Alcon’s strategy within the boundaries of regulations and improve the probability for achieving Alcon’s strategic and financial objectives. Alcon’s vision is to design a sustainable and appropriately scaled ERM program to proactively manage existing and emerging threats and opportunities to the business. The ERM program aims in particular to provide the business with the following: (i) operation discipline and rigor to enable business continuity, creation and preservation of value, (ii) forums for frequent risk discussions and escalation of relevant items with leadership, and (iii) guidance, techniques and support to identify, assess (e.g. likelihood and impact), manage, monitor and report on major risks, including proper mitigation if necessary. The ERM program is under the supervision of a dedicated committee that is comprised of senior members of the management and the members of the Audit and Risk Committee.
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

Executive Committee
Composition of the Executive Committee
As of December 31, 2021, the Executive Committee of Alcon was composed of the following members:

David J. Endicott, Chief Executive Officer Please refer to the biography set forth under "Board of Directors."
Age: 56 Citizenship: United States

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

Age: 54 Citizenship: United States

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

Age: 54 Citizenship: France and United States

Ian Bell, President, Global Business & Innovation[1]
Ian Bell has been the President, Global Business & Innovation since September 2021 where he is responsible for driving the innovation pipeline for Alcon. From January 2019 until he was appointed to his current role, he was President-International, overseeing the Europe, Russia, Middle East and Africa, Asia Pacific, Japan and Latin America and Caribbean markets. He joined Alcon in March 2016 as President of EMEA. From 2014 until joining Alcon, Mr. Bell served as Corporate Vice President and President of the EMEA region for Hospira. Mr. Bell was Corporate Vice President and President of Allergan, Inc.’s Asia Pacific region, based in Singapore, from 2008 to 2014. Mr. Bell joined Allergan in 2005 as Vice President and Managing Director of its neurosciences division for the EMEA region. He began his career at GlaxoSmithKline, where he held roles of increasing responsibility and scope in sales, marketing and strategy for more than 10 years.
Mr. Bell was awarded the degree of Bachelor of Arts with honors in Economics from the University of York in the United Kingdom.

Age: 52 Citizenship: United Kingdom

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

Age: 54 Citizenship: Mexico and United States

Rajkumar Narayanan, President, International[2]
Mr. Narayanan has been the President, International since September 2021 where he oversees the Europe, Russia, Middle East and Africa, Asia Pacific, China, Japan, Latin America and Caribbean markets. From April 2019 until he was appointed to his current role, he was Senior Vice President, Operational Strategy and Chief Transformation Officer and was responsible for leading the development and implementation of Alcon’s transformation program. He joined Alcon in June 2017 as President Asia Pacific Region from Allergan, Inc., where he worked for 22 years in roles of increasing responsibility, including Senior Vice President Asia Pacific Region from 2014 to 2017; Vice President and Managing Director of the Medical Aesthetic Franchise for Europe Africa and Middle East from 2011 to 2014; and Vice-President, Greater China & Japan from 2008 to 2011. Prior to those roles, Mr. Narayanan was a part of Allergan’s Finance function in a number of Country, Region and Corporate Finance roles. Mr. Narayanan started his career in finance with Hindustan Unilever India in 1987.
Mr. Narayanan holds a Bachelor of Science degree in Accounting and Finance from Mumbai University. He is also a Chartered Accountant and a Cost and Works Accountant in India.

Age: 57 Citizenship: United States

Sue-Jean Lin, SVP, Chief Information & Transformation Officer[3]
Sue-Jean Lin is Senior Vice President, Chief Information and Transformation Officer where she leads the technology initiatives within Alcon and is responsible for leading the development and implementation of Alcon’s transformation program. Ms. Lin joined Alcon in August 2018 as Senior Vice President, Chief Information Officer. Prior to joining Alcon, Ms. Lin was Senior Vice President and Chief Information Officer for Hill-Rom Holdings, Inc., a global medical technology company. Prior to joining Hill-Rom in 2016, she was the Senior Vice President and Chief Information Officer, and before that, the Vice President of Finance & Regional Controller (Europe, Middle East, and Africa and Asia Pacific) for Allergan, Inc. In 2015, she also served as Interim Executive for Presbyterian Healthcare Services in the capacity of Senior Vice President and Chief Information Officer.

Ms. Lin holds both a Bachelor’s degree in Accounting and a Master’s degree in Business Administration from the University of Nevada, Reno. She also completed the Executive Leadership Program from the University of Southern California, Marshall School of Business, and holds a Cybersecurity Oversight certificate from Software Engineering Institute of Carnegie Mellon University.

Age: 63 Citizenship: United Kingdom and United States

1 Until September 1, 2021, Ian Bell served as President, International and was already a member of the Executive Committee of Alcon. As of this date, he was appointed President, Global Business & Innovation, replacing in this function Michael Onuscheck who simultaneously stepped down from his roles with the Company.
2 Rajkumar Narayanan was appointed President, International as of September 1, 2021, replacing in this function Ian Bell. He was previously a member of the Executive Committee of Alcon, serving as Senior Vice President, Operational Strategy and Chief Transformation Officer.
3 Sue-Jean Lin was appointed as a new member of the Executive Committee of Alcon as of September 1, 2021.

Role of the Executive Committee
The members of the Executive Committee are appointed by the Board. In accordance with the Articles of Incorporation and the Alcon Board Regulations, the Board delegated the responsibility for the management of the business to the Executive Committee, under the lead of the Chief Executive Officer.
The Executive Committee shall in particular (i) develop strategies and policies and implement those upon approval by the Board, (ii) coordinate and monitor the group’s functions to achieve the business targets, (iii) ensure the efficient operation of the group, (iv) manage the proper provision and use of capacity and financial and other resources within the group and (v) ensure the development and succession of the senior management.
Alcon has not entered into any management agreements with any third parties pursuant to which Alcon would delegate any business management responsibilities to any such third parties.
As of December 31, 2021, none of the members of the Executive Committee held any official functions or political posts.
Limitations of Number of Mandates
No member of the Executive Committee may hold more than six additional mandates in other companies, of which no more than two additional mandates shall be in other listed companies. Each of these mandates shall be subject to approval by the Board. Members of the Executive Committee are not allowed to hold chairs of the board of directors of other listed companies. Further details can be found in Article 34 of the Articles of Incorporation, available under https://investor.alcon.com/governance/governance/default.aspx.
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
Agenda
One or more Alcon shareholders whose combined shareholdings represent an aggregate nominal value of at least CHF 1 million may demand that an item be included in the agenda of a General Meeting of Shareholders. Such a demand must be made in writing at the latest 45 days before the meeting and shall specify the items and the proposals of such shareholder.
Registration in the Share Register
The share register of the Company is a non-public register, subject to confidentiality and privacy and data protections imposed on Alcon to protect registered shareholders. Alcon shares can be voted only if their relevant holder is registered in the Alcon share register by the record date determined by the Board. The Articles of Incorporation do not provide for any specific rule regarding the closure of the share register.
Quiet Periods
The Company has strict internal policies regarding insider trading, in line with applicable regulations and international best practice standards.

Quiet Periods start fourteen days prior to the beginning of the last trading day of each calendar quarter and end following the first full trading day after the date of the release of the quarterly and/or annual results, unless otherwise designated by the Alcon Disclosure Committee. The Company has identified a certain number of Continuing Insiders, i.e. key individuals who may continuously be in possession of material non-public information, that are prohibited from trading in any Alcon securities during Quiet Periods and may trade in any such securities outside of Quiet Periods only with the prior written approval of the Company's corporate legal department.
In addition, Alcon associates may be designated Temporary Insiders in connection with confidential projects. In this capacity, they are prohibited to trade, during a certain period of time defined as a No Trading Period, in any securities of either Alcon or another company in which any such Alcon associate may have acquired material non-public information.
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
Auditors
Duration of the Mandate and Terms of Office of the Auditors
PricewaterhouseCoopers SA, Switzerland (“PwC Switzerland”), has been the statutory auditor of the Company since 2019 and conducts the audit activities required by Swiss law and the related SIX regulations. It was re-elected on April 28, 2021 for a term of one year until the 2022 Annual General Meeting. Mike Foley has been the auditor in charge of the statutory audit since 2019. Alcon has a policy to rotate the lead audit partner of the statutory auditor at least once every five years.
Separately, on February 16, 2021, the Company appointed PricewaterhouseCoopers LLP, United States (“PwC US”) (PCAOB ID No. 238), for a term of one year, as its independent registered accounting firm to conduct the audit activities required by US law and the related NYSE regulations. PwC US performs the audit from offices located in Fort Worth, Texas. The appointment of PwC US does not require approval of the Company’s shareholders.

Auditing Fees and Additional Fees
The following table sets forth the amount of audit fees, audit-related fees, tax fees and all other fees billed or expected to be billed in aggregate by PwC Switzerland, PwC US and any other member firm of PricewaterhouseCoopers International Limited that rendered audit and related services to any member of Alcon, for the fiscal years ended December 31, 2021 and December 31, 2020:

($ millions)	2021	2020
Audit fees	9.4	10.3
Audit related fees	0.2	0.2
Tax fees	0.1	0.1
Total	9.7	10.6
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
Control Measures over the Activities of the Auditors
The Board has delegated to the Audit and Risk Committee ("ARC") the oversight of the activities of the external auditors. The ARC evaluates on an annual basis the qualifications and performance of our auditors and will determine whether PwC Switzerland should be proposed to the general meeting to stand for re-election. The criteria applicable of the performance assessment of our auditors include professional competence, sufficiency of resources to complete the audit mandate, independence and objectivity, capability to provide effective and pragmatic recommendations and coordination with the ARC and other functions of the Alcon group, including internal audit.
Upon recommendation of the ARC, the Board proposed that the shareholders accept the audited Consolidated Financial Statements of the Alcon group and the financial statements of the Company.
The ARC is further responsible for the compensation of our auditors and pre-approve all auditing services, internal control-related services and non-audit services permitted under applicable statutory law, regulations and listing requirements.
In 2021, our auditors participated in five meetings of the ARC in order to discuss auditing matters and present the 2021 audit strategy and audit results. In addition, our auditors regularly meet in private session with the ARC and individually with the Chair of the ARC. Our auditors provide at least once a year to the ARC a report regarding (i) the external auditor’s internal quality-control procedures, (ii) any material issues raised by quality-control reviews or any inquiry or investigation by governmental or professional authorities, (iii) any step taken to deal with such issues and (iv) all relationships between the external auditor and the Alcon group.
Information Policy
Alcon is committed to pursuing an open and transparent communication with shareholders, suppliers, customers and other stakeholders. It publishes information in a professional manner in accordance with best practices and legal requirements.
Investor Relations
Effective communication with shareholders is an important part of Alcon's governance framework. Therefore, the Company is committed to actively engaging with shareholders and keeping them informed about Alcon's business, governance, strategy and performance, in accordance with applicable laws and regulations. Supported by the Investor Relations team, the Chair leads and supervises the annual shareholders outreach initiative, while the CEO and the CFO are responsible for the management of the day-to-day activities necessary to maintain transparent and open shareholders relationships. The Company believes good engagement and dialogue with the financial community is critical in securing support and confidence in management's leadership and Board's governance of Alcon. The Investor Relations team regularly organizes opportunities to learn about the Company through in-person and virtual meetings and product showcases throughout the year, subject to its quiet period policy.
Communications
Financial information is published in the form of annual and quarterly financial results, in accordance with internationally recognized accounting standards. Related material, including annual reports, Form 20-Fs, quarterly results releases, investors presentations and conference call webcasts are available on the Alcon website. From time to time, Alcon issues press releases regarding business developments. Investors may subscribe to receive via email distributions providing news and notification about Alcon. The dissemination of material information about business developments is made in accordance with the rules of the SIX and the NYSE.
Information contained in reports and releases may only be deemed accurate in any material respect at the time of the publication. Past releases are not updated to reflect subsequent events.
Alcon's website provides regular information and updates about the Company at www.alcon.com. Detailed information regarding certain topics may be found as follows:

Topic	Website
Investor relations	https://investor.alcon.com
Media releases	https://investor.alcon.com/news-and-events/press-releases/default.aspx
Leadership	https://investor.alcon.com/governance/leadership-team/default.aspx
Governance	https://investor.alcon.com/governance/governance/default.aspx
Financials	https://investor.alcon.com/financials/quarterly-results/default.aspx
Any information included on our internet websites or the information that might be accessed through such websites is not included in this Annual Report and is not incorporated into this Annual Report by reference.
Corporate Responsibility Report
Alcon publishes an annual Corporate Responsibility Report, which describes Alcon’s corporate responsibility strategy and highlights Alcon's approach to ESG matters, available at https://investor.alcon.com/governance/esg/default.aspx.
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

	For the year ended December 31,
	2021	2020	2019
Production & Supply	12,362	12,237	11,026
Marketing & Sales	7,893	7,450	7,301
General & Administration	2,180	2,087	2,120
Research & Development (including support)	1,954	1,881	1,695
Total full-time equivalent employees	24,389	23,655	22,142
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
None.
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
Contact lenses class actions
Since the first quarter of 2015, more than 50 class action complaints have been filed in several courts across the US naming as defendants contact lens manufacturers, including Alcon, and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested. Trial is set for March 28, 2022.
JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to source code used in the LenSx Laser System as well as additional claims of patent infringement. Also beginning on June 23, 2020, JJSVI filed claims in Mannheim, Germany, alleging that Alcon directly infringes certain European patents through its manufacture and sale of LenSx. In these cases, JJSVI seeks monetary and injunctive relief. Alcon intends to defend all of these cases vigorously and has asserted various patent infringement and invalidity claims against JJSVI in Europe and the United States. The Delaware court has stayed the parties' US patent claims pending final written decisions by the Patent Trial and Appeal Board of the US Patent and Trademark Office in various ongoing inter partes review proceedings pertaining to the patents in the suit. Trial on the copyright claims in the Delaware action is set for February 2023.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. The court denied in part Alcon's motion to dismiss Hoya's complaint on September 20, 2021. Trial is set for April 2023. Alcon intends to defend the case vigorously.
Dividend Policy
Alcon expects that it will continue to recommend to shareholders the payment of a regular annual cash dividend based on the prior year’s core net income; however, the declaration, timing and amount, including potential increases, of any dividends will be subject to the approval of our shareholders at a General Meeting. The determination of the Board as to whether to recommend a dividend and the approval of any such proposed dividend by our shareholders will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Board and shareholders. For additional information, see "Item 3. Key Information—3.D. Risk Factors—Risks related to the Ownership of our Shares—We may not pay or declare dividends".

For information about deduction of the withholding tax or other duties from dividend payments, see "Item 10. Additional Information—10.E. Taxation—Swiss Taxation—Swiss Residents—Withholding Tax on Dividends" and "Item 10. Additional Information—10.E. Taxation—US Federal Income Taxation—Distributions on the Shares".
Past Dividends
On February 23, 2021, the Alcon Board of Directors proposed a dividend of CHF 0.10 per share which was subsequently approved by the shareholders at the Annual General Meeting on April 28, 2021 and paid in May 2021 for an amount of $54 million.
8.B. SIGNIFICANT CHANGES
A discussion of significant changes in our business can be found under "Item 4. Information on the Company —4.A. History and Development of the Company", "Item 4. Information on the Company — 4.B. Business Overview" and "Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results".

ITEM 9.    THE OFFER AND LISTING
9.A. OFFER AND LISTING DETAILS
Alcon Inc. shares are listed on the SIX and the NYSE as global registered shares under the trading ticker “ALC”. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies. During 2021, the average daily trading volume of Alcon Inc. shares was approximately 0.9 million shares on the SIX and approximately 0.8 million shares on the NYSE.
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
Prior to the Spin‑off, we borrowed an aggregate of approximately $3.2 billion under the Facilities and paid to Novartis approximately $3.0 billion of the net proceeds of the Bridge Facility, Facility A, Facility B and Facility C, including in satisfaction of certain intercompany indebtedness owed by Alcon and its subsidiaries to Novartis and its affiliates. We retained the remaining net proceeds of such Facilities for general corporate and working capital purposes. In September 2019, we used the proceeds of our Initial Notes Offering (as defined below) to pay off in full the Bridge Facility and Facility A. The Bridge Facility and Facility A are no longer available to us for borrowings.
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
The Facilities originally bore interest at a rate equal to the interest rate benchmark (EURIBOR in the case of loans denominated in EUR, USD LIBOR in the case of loans denominated in USD and CHF LIBOR in the case of loans denominated in CHF), plus an applicable margin. On December 14, 2021, we amended the terms of the Facilities in response to interest rate benchmark reform, which includes the replacement of certain interbank offered rates with alternative benchmark rates. The amended terms incorporate a mechanism to switch from the Facilities’ original interest rates to compounded risk free rates, including any relevant credit adjustment spread.
As of December 31, 2021, $1.2 billion of borrowings was outstanding under the Facilities. Such indebtedness requires us to dedicate a portion of our future cash flows to payments on our debt, reducing our ability to use our cash flows to pay dividends, fund capital expenditures, BD&L or other strategic transactions, working capital and other general operational requirements.

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
Acquisition Agreement
On November 5, 2021, Alcon exercised its option to purchase Ivantis, Inc. pursuant to an Option Agreement and Plan of Merger by and among Alcon Research, LLC, Ithaca Merger Sub, Inc., and Ivantis, Inc., dated as of November 9, 2018 (as subsequently amended, the "Merger Agreement"). Pursuant to the Merger Agreement, Alcon agreed to pay total upfront consideration of $475 million and potential contingent payments upon the achievement of certain regulatory and commercial milestones. As a result of the merger, which closed on January 7, 2022, Ivantis, Inc. became a wholly-owned subsidiary of Alcon. The transaction expanded Alcon's Surgical portfolio to include the Hydrus microstent, a minimally-invasive glaucoma surgery (MIGS) device for the treatement of mild-to-moderate glaucoma.
10.D. EXCHANGE CONTROLS
There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to Alcon, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold Alcon shares.

10.E. TAXATION
The taxation discussion set forth below is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax considerations relevant to the ownership or disposition of our shares. The statements of US and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this Annual Report, including the current Convention Between the United States and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, entered into force on December 19, 1997 (the "Treaty"), and the US Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, rulings, judicial decisions and administrative pronouncements, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.
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
Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland has begun to collect data in respect of financial assets (including shares) held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state from, depending on the effective date of the respective agreement, 2017 or 2018, as the case may be, and has begun to exchange such data in 2018 or 2019, as the case may be.
US Federal Income Taxation
The following discussion is a summary of the US federal income tax considerations generally applicable to the ownership and disposition of our shares. This summary is based on the Code, its legislative history, US Treasury Regulations, administrative guidance, published court decisions and the Treaty, all in effect as of the date hereof, and any of which may be repealed, revoked, or modified (possibly with retroactive effect) so as to result in US federal income tax consequences different from those discussed below. This summary is applicable to US Holders (as defined below) who are residents of the United States for purposes of the Treaty and who qualify for the full benefits of the Treaty. It applies only to US Holders that hold our shares as capital assets (generally, property held for investment purposes). This summary should not be construed to constitute legal or tax advice to any particular US Holder.
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
This summary does not purport to be a complete analysis of all of the potential US federal income tax considerations that may be relevant to US Holders in light of their particular circumstances. Further, it does not address any aspect of foreign, state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. Each US Holder is urged to consult its tax advisor regarding the application of US federal taxation to its particular circumstances and the, state, local, non-US and other tax considerations of the ownership and disposition of our shares.
General
For purposes of this discussion, a “US Holder” is a beneficial owner of our shares that is, for US federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity or arrangement treated as a corporation for US federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;
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
If a partnership (or other entity or arrangement treated as a partnership for US federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership that will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our shares and partners in such partnerships are urged to consult their tax advisors as to the particular US federal income tax consequences of an investment in our shares.
Distributions on the Shares
Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution received by a US Holder with respect to our shares (including any amounts withheld to pay Swiss withholding taxes) generally will be included in the gross income of the US Holder as a dividend to the extent attributable to the Company’s current or accumulated earnings and profits, as determined under US federal income tax principles. The Company may not calculate its earnings and profits under US federal income tax rules. Accordingly, US Holders should expect that a distribution generally will be treated as a dividend for US federal income tax purposes. Unless the Company is treated as a PFIC for the taxable year in which it pays a distribution or in the preceding taxable year (see “Passive foreign investment company rules” below), the Company believes that it may qualify as a “qualified foreign corporation,” in which case distributions treated as dividends and received by non-corporate US Holders may be eligible for a preferential tax rate. Distributions on our shares generally will not be eligible for the dividends received deduction available to US Holders that are corporations.
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
Passive Foreign Investment Company Rules
A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the taxable year ending December 31, 2021, nor do we anticipate that we will be a PFIC in subsequent taxable years. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of the taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for the taxable year ending December 31, 2021, or any subsequent taxable year, or that the IRS will not take a contrary position.
Required Disclosure with Respect to Foreign Financial Assets
Certain US Holders are required to report information relating to their holding an interest in our shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the shares. US Holders are urged to consult their tax advisors regarding information reporting requirements relating to their ownership of our shares.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2021, the end of the period covered by this Annual Report, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2021, the end of the period covered by this Annual Report, we maintained effective disclosure controls and procedures.
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
Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP's attestation report on our internal control over financial reporting as of December 31, 2021 is included in Item 18 of this Annual Report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
The Pre-Approval Policy provides that the independent auditors may not perform any services for Alcon unless the independent auditors are engaged pursuant to the Pre-Approval Policy. In addition, the Pre-Approval Policy prohibits the Audit and Risk Committee from pre-approving certain non-audit services that are prohibited from being performed by the independent auditors by applicable securities laws. Management is required to periodically report to the Audit and Risk Committee regarding the extent of services provided by the independent auditors. In 2021, approximately 97% of audit-related, tax and other services provided by PwC were pre-approved.
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
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we nor any of our affiliated purchasers purchased any of our Ordinary Shares for the fiscal year ended December 31, 2021.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
The information set forth under “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Corporate Governance—Differences from Corporate Governance Standards Relevant to US-listed Companies" is incorporated by reference.

ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
See response to "Item 18. Financial Statements."
ITEM 18.    FINANCIAL STATEMENTS
Please refer to the financial statements beginning on page F-1 of this Annual Report.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1
Articles of Incorporation of Alcon Inc., as amended December 1, 2020 (English Translation) - incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 23, 2021

1.2
Regulations of the Board of Directors of Alcon Inc., as amended May 6, 2020 (English Translation) - incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 23, 2021

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

4.11
Facilities Agreement by and among Alcon Inc., as borrower, Bank of America Merrill Lynch International Designated Activity Company, BNP Paribas Fortis SA/NV, Citigroup Global Markets Limited, Morgan Stanley Bank International Limited and UBS AG, London Branch, as joint lead arrangers and joint bookrunners, and Citibank Europe PLC, UK Branch, as agent, dated as of March 6, 2019 - incorporated by reference to Exhibit 4.11 to the Registration Statement on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on March 13, 2019

4.12
Alcon Inc. Long Term Incentive Plan, as amended - incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 25, 2020

4.13
Alcon Inc. Deferred Bonus Stock Plan, as amended - incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 25, 2020

4.14
Alcon Swiss Employee Share Ownership Plan - incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-230794) filed with the Securities and Exchange Commission on April 10, 2019

4.15
Alcon Laboratories Ireland Share Participation Scheme - incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-230794) filed with the Securities and Exchange Commission on April 10, 2019

4.16
Alcon Inc. UK Share Incentive Plan, as amended - incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 23, 2021

4.17*	Option Agreement and Plan of Merger by and among Alcon Research, Ltd., Ithaca Merger Sub, Inc., and Ivantis, Inc., dated as of November 9, 2018
4.18*	Amendment No. 1 to Option Agreement and Plan of Merger by and among Alcon Research, LLC, Ithaca Merger Sub, Inc., and Ivantis, Inc., dated as of December 16, 2019
8.1	For a list of all principal subsidiaries of Alcon Inc., see "Item 18. Financial Statements-Note 28. Alcon subsidiaries".
12.1	Certification of David J. Endicott, Chief Executive Officer of Alcon Inc., Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of Timothy C. Stonesifer, Chief Financial Officer of Alcon Inc., Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of David J. Endicott, Chief Executive Officer of Alcon Inc., Pursuant to 18 U.S.C Section 1350
13.2	Certification of Timothy C. Stonesifer, Chief Financial Officer of Alcon Inc., Pursuant to 18 U.S.C Section 1350
15.1	Consent of PricewaterhouseCoopers LLP
101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*Certain portions of this exhibit have been redacted pursuant to Instruction 4(a) as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC or its Staff upon request.

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
Date: February 15, 2022

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

Consolidated Income Statement
(For the years ended December 31, 2021, 2020 and 2019)

($ millions except earnings/(loss) per share)	Note	2021	2020	2019
Net sales to third parties	5	8,222	6,763	7,362
Other revenues	5	69	70	146
Net sales and other revenues		8,291	6,833	7,508
Cost of net sales		(3,577)	(3,830)	(3,719)
Cost of other revenues		(62)	(63)	(127)
Gross profit		4,652	2,940	3,662
Selling, general & administration		(3,076)	(2,694)	(2,847)
Research & development		(842)	(673)	(656)
Other income		43	235	55
Other expense		(197)	(290)	(401)
Operating income/(loss)		580	(482)	(187)
Interest expense	6	(120)	(124)	(113)
Other financial income & expense	6	(42)	(29)	(32)
Income/(loss) before taxes		418	(635)	(332)
Taxes	7	(42)	104	(324)
Net income/(loss)		376	(531)	(656)

Earnings/(loss) per share ($)
Basic	8	0.77	(1.09)	(1.34)
Diluted	8	0.76	(1.09)	(1.34)

Weighted average number of shares outstanding (millions)
Basic	8	490.0	489.0	488.2
Diluted	8	493.4	489.0	488.2
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Comprehensive Income/(Loss)
(For the years ended December 31, 2021, 2020 and 2019)

($ millions)	2021	2020	2019
Net income/(loss)	376	(531)	(656)
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	(58)	19	(4)
Total of items to eventually recycle	(58)	19	(4)
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	26	(14)	(55)
Fair value adjustments on equity securities, net of taxes(3)	—	(7)	(2)
Total of items never to be recycled	26	(21)	(57)
Total comprehensive income/(loss)	344	(533)	(717)
(1)Amount is net of tax benefit of $6 million in 2021.
(2)Amounts are net of tax expense of $11 million in 2021, and net of tax benefits of $13 million and $11 million in 2020 and 2019, respectively.
(3)Amounts are net of tax benefits of $3 million and $5 million in 2020 and 2019, respectively.

The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Balance Sheet
(At December 31, 2021 and 2020)

($ millions)	Note	2021	2020
Assets
Non-current assets
Property, plant & equipment	9	3,711	3,425
Right-of-use assets	16	372	358
Goodwill	10	8,905	8,905
Intangible assets other than goodwill	10	8,765	9,097
Deferred tax assets	11	409	399
Financial assets	12	217	218
Other non-current assets	12	234	211
Total non-current assets		22,613	22,613
Current assets
Inventories	13	1,899	1,644
Trade receivables	14	1,496	1,361
Income tax receivables		9	21
Cash and cash equivalents	18	1,575	1,557
Other current assets	15	407	404
Total current assets		5,386	4,987
Total assets		27,999	27,600

Equity and liabilities
Equity
Share capital	8.1	20	20
Reserves		19,236	18,802
Total equity		19,256	18,822
Liabilities
Non-current liabilities
Financial debts	17	3,966	3,949
Lease liabilities	16	339	315
Deferred tax liabilities	11	1,026	1,196
Provisions & other non-current liabilities	19	940	1,060
Total non-current liabilities		6,271	6,520
Current liabilities
Trade payables		903	876
Financial debts	17	114	169
Lease liabilities	16	67	70
Current income tax liabilities		187	149
Provisions & other current liabilities	20	1,201	994
Total current liabilities		2,472	2,258
Total liabilities		8,743	8,778
Total equity and liabilities		27,999	27,600

The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Changes in Equity
(For the years ended December 31, 2021, 2020 and 2019)

($ millions)	Share capital	Other reserves	Former parent net investment	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of December 31, 2018	—	—	22,650	(23)	(17)	29	(11)	22,639
Net (loss)		(547)	(109)				—	(656)
Other comprehensive (loss)				(2)	(55)	(4)	(61)	(61)
Total comprehensive (loss)	—	(547)	(109)	(2)	(55)	(4)	(61)	(717)
Movements of financing provided to former parent, net			(2,658)				—	(2,658)
Other transactions with former parent			(46)				—	(46)
Reclassification of deferred equity-compensation			(7)				—	(7)
Distribution by former parent of share capital	20	19,812	(19,832)				—	—
Equity-based compensation		87	—				—	87
Other movements(2)		3	2				—	5
Total other movements	20	19,902	(22,541)	—	—	—	—	(2,619)
Balance as of December 31, 2019	20	19,355	—	(25)	(72)	25	(72)	19,303
Net (loss)		(531)	—				—	(531)
Other comprehensive income/(loss)				(7)	(14)	19	(2)	(2)
Total comprehensive (loss)	—	(531)	—	(7)	(14)	19	(2)	(533)
Equity-based compensation		70	—				—	70
Other movements(2)		5	—		(23)		(23)	(18)
Total other movements	—	75	—	—	(23)	—	(23)	52
Balance as of December 31, 2020	20	18,899	—	(32)	(109)	44	(97)	18,822
Net income		376	—				—	376
Other comprehensive income/(loss)				—	26	(58)	(32)	(32)
Total comprehensive income	—	376	—	—	26	(58)	(32)	344
Dividends		(53)	—				—	(53)
Equity-based compensation		124	—				—	124
Other movements(2)		10	—		9		9	19
Total other movements	—	81	—	—	9	—	9	90
Balance as of December 31, 2021	20	19,356	—	(32)	(74)	(14)	(120)	19,256
(1)     "Total value adjustments" are presented net of the corresponding tax effects.
(2)     Activity includes hyperinflationary accounting (see Note 3 to the Consolidated Financial Statements). The current year primarily includes an adjustment to actuarial gains to recognize plan assets related to the separation of a pension plan in the Spin-off from Novartis but which were not previously recorded. The year ended December 31, 2020 includes an adjustment to actuarial (losses) for other post-employment benefit obligation assumption changes directly related to the Spin-off on April 9, 2019 but which was not recorded at that time.

The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Cash Flows
(For the years ended December 31, 2021, 2020 and 2019)

($ millions)	Note	2021	2020	2019
Net income/(loss)		376	(531)	(656)
Adjustments to reconcile net income/(loss) to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	21.1	1,220	1,626	1,456
Equity-based compensation expense		138	105	83
Non-cash change in current and non-current provisions and other non-current liabilities		57	(106)	(4)
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		13	42	5
Interest expense		120	124	113
Other financial income & expense		42	29	32
Taxes		42	(104)	324
Interest received		3	5	7
Interest paid		(108)	(105)	(67)
Other financial payments		(7)	(5)	(18)
Taxes paid		(175)	(97)	(224)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		1,721	983	1,051
Net payments out of provisions and other cash movements in non-current liabilities		(62)	(115)	(83)
Change in net current assets and other operating cash flow items	21.2	(314)	(45)	(48)
Net cash flows from operating activities		1,345	823	920
Purchase of property, plant & equipment		(700)	(479)	(553)
Proceeds from sale of property, plant & equipment		—	6	—
Purchase of intangible assets		(480)	(88)	(123)
Purchase of financial assets		(19)	(11)	(59)
Proceeds from financial assets		1	—	8
Purchase of other non-current assets		—	—	(1)
Acquisition of business, net	21.3	—	—	(283)
Net cash flows used in investing activities		(1,198)	(572)	(1,011)
Dividends paid to shareholders of Alcon Inc.	8.2	(54)	—	—
Movements of financing provided to former parent, net		—	—	(2,658)
Proceeds from non-current financial debts, net of issuance costs	21.4	52	744	3,724
Proceeds from Bridge Facility, net of issuance costs		—	—	1,495
Repayment of non-current financial debts		—	—	(509)
Repayment of Bridge Facility		—	—	(1,500)
Change in current financial debts	21.4	(43)	(139)	202
Lease payments	21.4	(72)	(69)	(52)
Change in other financial receivables from former parent		—	—	39
Change in other financial liabilities to former parent		—	—	(67)
Other financing cash flows		(6)	(70)	(15)
Net cash flows (used in)/from financing activities		(123)	466	659
Effect of exchange rate changes on cash and cash equivalents		(6)	18	27
Net change in cash and cash equivalents		18	735	595
Cash and cash equivalents at January 1		1,557	822	227
Cash and cash equivalents at December 31		1,575	1,557	822
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
On February 28, 2019, Novartis AG (“Novartis” or “Former Parent”) shareholders at their Annual General Meeting approved the proposed 100% spin-off of Alcon through the distribution of a dividend in kind of new Alcon shares to Novartis shareholders and Novartis American Depository Receipt ("ADR") holders (the “Spin-off”), subject to completion of certain conditions precedent to the distribution. Amendment No. 6 to the Company's Registration Statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 22, 2019, ("2018 Form 20-F"), was declared effective by the SEC on that same day. On April 9, 2019, Novartis completed the Spin-off, which resulted in the Company becoming an independent, publicly-traded company. Each Novartis shareholder of record as of April 8, 2019 and each holder of Novartis’ ADR of record as of April 1, 2019 received one share of Alcon common stock for every five shares of Novartis common stock or Novartis ADR held. The shares of the Company are listed on the SIX Swiss Stock Exchange ("SIX") and on the New York Stock Exchange ("NYSE") under the symbol “ALC”.
The Consolidated Financial Statements of Alcon are comprised of the Consolidated Balance Sheet as of December 31, 2021 and 2020 and the Consolidated Income Statement, Consolidated Statement of Comprehensive Income/(Loss), Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the years ended December 31, 2021, 2020 and 2019.
The country of operation and percentage ownership of the legal entities with "Total assets" or "Net sales to third parties" in excess of $5 million included in the Consolidated Financial Statements are disclosed in Note 28.

2.     Basis of preparation
The accompanying Consolidated Financial Statements present our historical financial position, results of operations, comprehensive income/(loss), and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including the basis of preparation as described in this Note and with the selected accounting policies as described in Note 3 to these Consolidated Financial Statements.
The preparation of Consolidated Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year that affect the reported amounts of assets and liabilities as well as revenues and expenses. Actual outcomes and results could differ from those estimates and assumptions.
Relationship with Former Parent and affiliates prior to Spin-off
For the period in 2019 prior to the Spin-off, the financial statements were prepared on a combined basis for carve-out financial statements and were derived from Novartis’ Consolidated Financial Statements and accounting records, which were prepared in accordance with IFRS. Through the date of the Spin-off, all revenues and expenses as well as assets and liabilities directly associated with Alcon have been included in the financial statements. For the period in 2019 prior to the Spin-off, the financial statements also included allocations of certain expenses for services provided by Novartis to Alcon and allocations of related assets, liabilities, and the Former Parent’s invested capital, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had Alcon been an entity that operated independently of Novartis during the applicable periods. Refer to Note 25 to these Consolidated Financial Statements for additional disclosures.
The financial statements for the period in 2019 prior to the Spin-off include all Alcon subsidiaries and all Alcon business operated within Novartis Group subsidiaries over which Alcon has control, by applying the principles of IFRS 10, Consolidated Financial Statements. Alcon controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
Both before and after the Spin-off, Alcon's associates participated in defined benefit pension and other postretirement plans sponsored by Novartis; in some countries these were single employer plans dedicated to the Alcon business associates and in other countries these were plans where associates of Alcon and associates of the Novartis Group are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
participants. As of December 31, 2021, all defined benefit pension and other postretirement plans have been separated from Novartis. Refer to Note 23 to these Consolidated Financial Statements for additional disclosure on post-employment benefits for associates.
Income taxes attributable to the Alcon business in the financial statements were determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, Alcon and Novartis businesses operated within the same legal entity and certain Alcon subsidiaries were part of a Novartis tax group. This required an assumption that the subsidiaries and operations of Alcon in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within these Novartis tax groups. Refer to Note 7 to these Consolidated Financial Statements for additional disclosures on income taxes.
Alcon's Equity in the financial statements for the periods prior to Spin-off represents the excess of total assets over total liabilities and was impacted by the following:
•Currency translation adjustments of the Novartis Group multi-divisional subsidiaries were allocated between Alcon and the Novartis retained businesses by applying allocation keys based on net assets of each respective business.
•Other transactions with Novartis Group as shown on the Consolidated Statement of Changes in Equity represent the movements in Equity resulting from the preparation of the financial statements in accordance with the basis of preparation described in this Note.
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
Impact of the COVID-19 pandemic
In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The pandemic triggered widespread shelter-in-place orders, business shutdowns and the deferral of non-urgent surgical procedures. Outbreaks of COVID-19 cases continued to occur in 2021 and localized responses remain unpredictable. The COVID-19 pandemic continued to have an impact on our financial results and operations in 2021, and it may continue to have an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
We have analyzed the impact of the COVID-19 pandemic on our financial statements for the twelve months ended December 31, 2021 and 2020, respectively. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in the context of the unknown future impacts of COVID-19 using information reasonably available to us at this time. The accounting estimates and other matters assessed included, but were not limited to, provisions for expected credit losses, goodwill and other intangible assets, financial instruments, inventory provisions, associate benefits, income taxes and revenue recognition. Based on our assessment performed, the resulting provisions recorded were not material to our Consolidated Financial Statements for the twelve months ended December 31, 2021 or 2020, respectively. However, the inherent uncertainties of COVID-19 including the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
duration, scope, and severity of the pandemic may result in actual outcomes that differ materially from our current assumptions and estimates.
Foreign currencies
The Consolidated Financial Statements are presented in US dollars ("USD"). The functional currency of individual entities incorporated into the Consolidated Financial Statements is generally the local currency of the respective entity. The functional currency used for the reporting of certain Swiss entities is USD instead of their respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in these currencies.
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
•Resulting exchange rate differences are recognized in other comprehensive income/(loss).
The hyperinflationary economies in which Alcon operates are Argentina and Venezuela, both of which were hyperinflationary for all years presented.
The impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period an economy becomes hyperinflationary is recorded in "Other reserves" in equity. The subsequent gains or losses resulting from the restatement of non-monetary assets and liabilities are recorded in "Other financial income & expense" in the Consolidated Income Statement.
Acquisition of assets
Assets separately acquired are initially recognized on the balance sheet at cost if they meet the criteria for capitalization. The capitalized cost of the asset includes the purchase price and any directly attributable costs for bringing the asset into the condition to operate as intended. Expected costs for obligations to dismantle and remove property, plant and equipment when it is no longer used are included in their cost.
Property, plant and equipment
Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Freehold land is not depreciated. The related depreciation expense is included in the costs of the functions using the asset or "Cost of net sales" in the Consolidated Income Statement.
Property, plant and equipment are assessed for impairment at the cash generating unit ("CGU") level whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.
The following table shows the respective useful lives for property, plant and equipment:

Useful life
Buildings and improvements	10 to 40 years
Machinery and other equipment
Machinery and equipment	5 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years
Business combinations
Effective January 1, 2020, Alcon adopted Amendments to IFRS 3, Business Combinations. The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary may include:
•Fair values of the assets transferred;
•Liabilities incurred to the former owners of the acquired business;
•Equity interests issued by the Company;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
Goodwill
Goodwill arises in a business combination and is the excess of the consideration transferred to acquire a business over the underlying fair value of the net identified assets acquired. It is allocated to groups of CGUs which are usually represented by the reportable segments, which are the same as Alcon's operating segments. Goodwill is tested for impairment annually at the level of these groups of CGUs, and any impairment charges are recorded under "Other expense" in the Consolidated Income Statement.
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
An intangible asset other than goodwill is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its FVLCOD and its VIU. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset shall be reduced to its recoverable amount. That reduction is an impairment loss. Usually, Alcon applies the FVLCOD method for its impairment assessment. In most cases, no direct or indirect observable market prices for identical or similar assets are available to measure the FVLCOD. Therefore, an estimate of FVLCOD is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the VIU method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.
FVLCOD reflects estimates of assumptions that market participants would be expected to use when pricing the asset or CGUs, and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
Generally, for intangible assets with a definite useful life Alcon uses cash flow projections for the whole useful life of these assets. For goodwill and the Alcon brand name, Alcon generally utilizes cash flow projections for a five-year period based on management forecasts, with a terminal value based on cash flow projections considering the long-term expected growth rates and impact of demographic trends of the population to which Alcon products are prescribed, for later periods. Probability-weighted scenarios are typically used.
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
Equity securities and convertible notes receivable held as strategic investments are generally designated at the date of acquisition as financial assets valued at fair value through other comprehensive income ("FVOCI") with no subsequent recycling through profit and loss. Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income/(Loss). They are reclassified to "Other reserves" when the equity security is sold. If these equity securities and convertible notes receivable are not designated at the date of acquisition as financial assets valued at FVOCI, they are valued at FVPL, as described above for fund

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
investments. Changes in fair value of options to acquire development stage companies are charged to research and development expense.
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
Inventories
Inventory is valued at the lower of acquisition or production cost determined on a first-in, first-out basis and net realizable value. This value is used for the "Cost of net sales" and "Cost of other revenues" in the Consolidated Income Statement. Unsalable inventory is fully written off in the Consolidated Income Statement under "Cost of net sales" and "Cost of other revenues".
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
Lease liabilities
Lease liabilities are accounted for at amortized cost and are initially measured at the present value of future lease payments and are classified as current or non-current based on the due dates of the underlying principal payments. In determining the lease term, Alcon evaluates the renewal options and termination options reasonably certain to be exercised. Lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, the incremental borrowing rate Alcon would be expected to pay within the respective markets, on a borrowing with a similar term and security. Interest in the period is recorded within "Interest expense" in the Consolidated Income Statement.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
Legal liabilities
Alcon is subject to contingencies arising in the ordinary course of business such as patent litigation and other product-related litigation, commercial litigation, and governmental investigations and proceedings. Provisions are recorded where a reliable estimate can be made of the probable outcome of legal or other disputes.
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
For the determination of the fair value of a contingent consideration, various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the timing and probability of regulatory and commercial success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of triggering events. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration. These estimations typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment, and if material, appropriately discounted to reflect the impact of time.
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
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating the terms of the related obligation. In countries where there is no sufficient market for such bonds, the market rates on government bonds are used.
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
•Surgical equipment revenue from outright cash sales and installment sales arrangements is recognized at the point in time when control is transferred to the customer. The current portion of long-term receivables from customers and long-term receivables from customers for installment sales arrangements are recorded in "Other current assets" (see "Current portion of long-term receivables from customers" in Note 15 of these Consolidated Financial Statements) and "Financial assets" (see "Long-term receivables from customers" in Note 12 of these Consolidated Financial Statements), respectively. Financing income for installment sales arrangements longer than twelve months is recognized over the term of the arrangement in "Other income". Alcon applies the practical expedient under IFRS 15 to installment sales arrangements that are twelve months or less in duration.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
The consideration Alcon receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal of cumulative sales will not occur. The most common elements of variable consideration are listed below:
•Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed health-care organizations and other customers, as well as chargebacks are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience, regulations, the specific terms in the individual agreements, product pricing, channels and payors.
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
Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts, chargebacks and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.
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
Alcon RSUs do not entitle the recipients to dividends. As such, the fair value upon grant is based on the Alcon share price at the grant date adjusted for potential future dividends to be paid within the holding period. The fair value of these grants, after making adjustments for assumptions related to their forfeiture during the vesting period, is expensed on a straight-line basis over the respective vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
PSUs are subject to certain performance criteria being achieved during the vesting period and require plan participants to provide services during the vesting period. PSUs granted under Alcon's plans are subject to performance criteria based on internal performance metrics. The expense is determined taking into account assumptions concerning performance during the period relative to targets and expected forfeitures due to plan participants not meeting their service conditions. These assumptions are periodically adjusted. Any change in estimates for past services is recorded immediately as an expense or income in the Consolidated Income Statement and amounts for future periods are expensed over the remaining vesting period. As a result, at the end of the vesting period, the total charge during the whole vesting period represents the amount that will finally vest. The number of equity instruments that finally vest is determined at the vesting date.
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
Taxes
Taxes on income are expensed in the same periods as the revenues and expenses to which they relate and include any interest and penalties incurred during the period. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax basis of an asset or liability and its carrying value in the balance sheet prepared for purposes of these Consolidated Financial Statements, except for those temporary differences related to investments in subsidiaries where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Since the retained earnings are reinvested, withholding or other taxes on eventual distribution of a subsidiary's retained earnings are only taken into account when a dividend has been planned.
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
Earnings/(loss) per share
Basic earnings/(loss) per share is based on the weighted average number of common shares outstanding. Diluted earnings/(loss) per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.
New standards and interpretations not yet adopted
There are no IFRS standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon.

4.     Significant transactions
Significant transactions in 2021
Acquisition of Simbrinza US commercialization rights
On April 28, 2021, Alcon executed an Asset Purchase Agreement (“Agreement”) to acquire exclusive US commercialization rights to a pharmaceutical ophthalmic eye drop, Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis. Under the terms of the Agreement, Alcon paid $355 million at closing on June 8, 2021 and recognized the intangible asset acquisition as currently marketed products within the Vision Care reportable segment. After closing, Alcon and Novartis immediately began a transition period during which Novartis sold Simbrinza on Alcon's

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
behalf. The transition period concluded during the third quarter of 2021 and Alcon has started to fully commercialize Simbrinza for the US market. Novartis retains all rights to Simbrinza® outside of the US.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation described in Note 2, and the selected accounting policies mentioned in Note 3 of these Consolidated Financial Statements, are used in the reporting of segment results.
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
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements, integration related expenses and other income and expense items not attributed to a specific segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Net sales and other revenues by segment

($ millions)	2021	2020	2019
Surgical
Implantables	1,522	1,126	1,210
Consumables	2,388	1,952	2,304
Equipment/other	793	632	660
Total Surgical net sales to third parties	4,703	3,710	4,174
Vision Care
Contact lenses	2,139	1,838	1,969
Ocular health	1,380	1,215	1,219
Total Vision Care net sales to third parties	3,519	3,053	3,188
Total net sales to third parties	8,222	6,763	7,362
Vision Care other revenues	69	70	146
Total net sales and other revenues	8,291	6,833	7,508
Segment contribution and reconciliation to income/(loss) before taxes

($ millions)	2021	2020	2019
Segment contribution:
Surgical	1,184	672	957
Vision Care	604	419	580
Total segment contribution	1,788	1,091	1,537
Not allocated to segments:
Amortization of intangible assets	(590)	(1,078)	(1,084)
Impairment charges on intangible assets	(225)	(167)	—
General & administration (corporate)	(251)	(232)	(216)
Separation costs	(36)	(217)	(237)
Spin readiness costs	—	—	(72)
Transformation costs	(68)	(49)	(52)
Fair value adjustments of contingent consideration liabilities	42	63	75
Past service costs for post-employment benefit plan amendments	18	154	(2)
Other	(98)	(47)	(136)
Operating income/(loss)	580	(482)	(187)
Interest expense	(120)	(124)	(113)
Other financial income & expense	(42)	(29)	(32)
Income/(loss) before taxes	418	(635)	(332)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Included in segment contribution are:

($ millions)	2021	2020	2019
Depreciation of property, plant & equipment:
Surgical	(129)	(122)	(112)
Vision Care	(194)	(171)	(155)
Total depreciation of property, plant & equipment	(323)	(293)	(267)

Depreciation of right-of-use assets:
Surgical	(50)	(47)	(42)
Vision Care	(31)	(32)	(24)
Total depreciation of right-of-use assets	(81)	(79)	(66)

Impairment charges on property, plant & equipment, net:
Surgical	—	(6)	(3)
Vision Care	—	—	(5)
Total impairment charges on property, plant & equipment, net	—	(6)	(8)

Equity-based compensation:
Surgical	(74)	(55)	(55)
Vision Care	(60)	(45)	(44)
Not allocated to segments	(17)	(13)	(15)
Total equity-based compensation	(151)	(113)	(114)
Geographical information
The following table shows the United States, International and countries that accounted for more than 5% of at least one of the respective Alcon totals, for net sales for the years ended December 31, 2021, 2020 and 2019, and for selected non-current assets at December 31, 2021 and 2020:

	Net sales(2)						Total of selected non-current assets(3)
($ millions unless indicated otherwise)(1)	2021		2020		2019		2021		2020

Country
United States	3,651	44%	2,975	44%	3,055	41%	10,200	47%	10,309	47%
International	4,571	56%	3,788	56%	4,307	59%	11,553	53%	11,476	53%
thereof:
Switzerland (country of domicile)	60	1%	55	1%	56	1%	9,762	45%	9,737	45%
Japan	621	8%	650	10%	656	9%	46	—%	63	—%
China	486	6%	383	6%	377	5%	16	—%	16	—%
Other	3,404	41%	2,700	40%	3,218	44%	1,729	8%	1,660	8%
Company total	8,222	100%	6,763	100%	7,362	100%	21,753	100%	21,785	100%
(1)International percentages may not sum due to rounding.
(2)Net sales from operations by location of third-party customer.
(3)Includes property, plant & equipment, right-of-use assets, goodwill and other intangible assets.
No customer accounted for 10% or more of Alcon's net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
6.    Interest expense and other financial income & expense
Interest expense

($ millions)	2021	2020	2019
Interest expense on financial debts	(95)	(94)	(81)
Interest expense from discounting long-term liabilities	(12)	(17)	(21)
Interest expense on lease liabilities	(13)	(13)	(11)
Total interest expense	(120)	(124)	(113)
Other financial income & expense

($ millions)	2021	2020	2019
Interest income	3	6	8
Loss on extinguishment of financial debt	—	—	(4)
Other financial expense	(10)	(9)	(18)
Monetary loss from hyperinflation accounting	(6)	(4)	(2)
Currency result, net	(29)	(22)	(16)
Total other financial income & expense	(42)	(29)	(32)

7.     Taxes
Income/(loss) before taxes

($ millions)	2021	2020	2019
Switzerland	680	(585)	(274)
Foreign	(262)	(50)	(58)
Total income/(loss) before taxes	418	(635)	(332)
Current and deferred income tax (expense)/income

($ millions)	2021	2020	2019
Switzerland	(118)	(14)	(34)
Foreign	(116)	(105)	(168)
Current income tax expense	(234)	(119)	(202)
Switzerland	45	96	(246)
Foreign	147	127	124
Deferred tax income/(expense)	192	223	(122)
Total income tax (expense)/income	(42)	104	(324)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Analysis of tax rate
Alcon's overall applicable tax rate can change each year since it is calculated as the weighted average tax rate based on pre-tax income/(loss) of each subsidiary. The main elements contributing to the difference between Alcon's overall applicable tax rate and the effective tax rate are summarized in the below table.

	2021		2020		2019
($ millions unless indicated otherwise)		%		%		%
Applicable tax rate	(39)	9.3%	98	15.4%	39	11.7%
Effect of disallowed expenditures	(10)	2.4%	(20)	(3.1)%	(23)	(6.9)%
Effect of equity-based compensation	(7)	1.7%	(5)	(0.8)%	(1)	(0.3)%
Effect of income taxed at reduced rates	1	(0.2)%	4	0.6%	2	0.6%
Effect of tax credits and allowances	9	(2.2)%	9	1.4%	7	2.1%
Effect of deductibility of a statutory expense in Switzerland(1)	38	(9.1)%	—	—%	—	—%
Effect of adjustments to contingent consideration and other liabilities	7	(1.7)%	17	2.7%	11	3.3%
Effect of option payments	(2)	0.5%	(6)	(0.9)%	(12)	(3.6)%
Effect of tax rate changes(2)	(3)	0.7%	10	1.6%	(342)	(103.0)%
Effect of changes in uncertain tax positions(3)	(39)	9.3%	(8)	(1.3)%	10	3.0%
Effect of other items	(3)	0.7%	(10)	(1.6)%	(2)	(0.6)%
Effect of prior year items	6	(1.4)%	15	2.4%	(13)	(3.9)%
Effective tax rate	(42)	10.0%	104	16.4%	(324)	(97.6)%
(1)Effect of deductibility of a statutory expense in Switzerland relates to an agreement for fiscal year 2021. It is uncertain whether Alcon will obtain a similar benefit in future years.
(2)Effect of tax rate changes in 2019 relates primarily to the adoption of the Swiss Tax Reform which resulted in a non-cash tax increase in tax expense of $304 million for the re-measurement of the Swiss deferred tax balances and a $31 million re-measurement of US deferred tax balances as a result of rate changes in the US following legal entity reorganizations executed related to the Spin-off.
(3)Effect of changes in uncertain tax positions in 2021 primarily relate to international transfer pricing and a partial reserve for the deductibility of a statutory expense in Switzerland.
Alcon has a substantial business presence in many countries and is therefore subject to different income and expense items that are non-taxable (permanent differences) or are taxed at different rates in those tax jurisdictions. This results in a difference between Alcon's applicable tax rate and effective tax rate as shown in the table above.
The applicable tax rate in 2021, 2020 and 2019 was impacted by pre-tax losses in certain tax jurisdictions. The fluctuation in taxes and effective tax rates, excluding Swiss tax reform, is primarily due to the geographical pre-tax income and loss mix across certain tax jurisdictions relative to Alcon's consolidated income/(loss) before taxes, changes in uncertain tax positions and certain non-recurring items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

8.     Share capital, dividend and earnings/(loss) per share
8.1    Share capital
The share capital of the Company as of December 31, 2021 is CHF 20 million, which is comprised of 499.7 million registered shares, nominal value of CHF 0.04 per share.
The following table shows the movement in the shares:

(shares in millions)	Common stock shares outstanding	Treasury stock shares	Total shares
January 1, 2019	—	—	—
Distribution by former parent of share capital at Spin-off	488.2	0.5	488.7
Issuance of additional registered shares	—	3.0	3.0
Settlement of equity-based awards	0.1	(0.1)	—
December 31, 2019	488.3	3.4	491.7
Issuance of additional registered shares	—	8.0	8.0
Settlement of equity-based awards	0.9	(0.9)	—
December 31, 2020	489.2	10.5	499.7
Settlement of equity-based awards	0.9	(0.9)	—
December 31, 2021	490.1	9.6	499.7
On November 10, 2020 and November 19, 2019, the Company's Board of Directors approved increases of CHF 320,000 and CHF 120,000, respectively, out of the Company’s authorized share capital through the issuance of 8.0 million and 3.0 million additional registered shares, respectively, nominal value CHF 0.04 per share, to fulfill the future vesting of existing and future equity-based awards. These additional shares were issued as treasury shares as part of the Company's authorized share capital according to the authority granted by the shareholders at the Company’s Annual General Meeting held on January 29, 2019 and reflected in the Company’s Articles of Incorporation as amended. While the transactions increased the number of shares available for issuance under the Company’s equity-based compensation plans, there was no immediate impact on the number of shares outstanding or earnings per share calculations at the time of the transactions. The number of shares outstanding and earnings per share calculations will be impacted as shares are delivered to plan participants over the course of the next several years. All of the Company's 9.6 million shares held in treasury may only be used to fulfill the future vesting of existing and future equity-based awards. The authority to issue additional registered shares under the authorized share capital expired on January 29, 2021.
8.2 Dividend
On February 23, 2021, the Alcon Board of Directors proposed a dividend of CHF 0.10 per share which was subsequently approved by the shareholders at the Annual General Meeting on April 28, 2021 and paid in May 2021 for an amount of $54 million.
8.3 Earnings/(loss) per share
Basic earnings/(loss) per share is computed by dividing net income/(loss) for the period by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2021, 2020, and 2019 the weighted average number of shares outstanding was 490.0 million, 489.0 million and 488.2 million shares, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards under the Company's equity-based incentive plans, as described in Note 24 to these Consolidated Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the year ended December 31, 2021, the weighted average diluted number of shares outstanding was 493.4 million, which includes the potential conversion of 3.4 million unvested equity-based awards. For the years ended December 31, 2020 and 2019, 2.8 million and 1.9 million unvested equity-based awards, respectively, have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.
The average market value of the Company's shares for the purposes of calculating the potentially dilutive effects of unvested equity-based awards was based on quoted market prices for the period that the unvested awards were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

9.     Property, plant & equipment
The following table summarizes the movements of property, plant & equipment in 2021:

($ millions)	Land	Buildings & improvements	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2021	35	1,884	573	3,425	5,917
Additions(1)	2	8	654	57	721
Disposals and derecognitions(2)	—	(7)	(8)	(93)	(108)
Reclassifications for assets placed in service	—	146	(410)	264	—
Currency translation effects	(1)	(44)	(19)	(106)	(170)
December 31, 2021	36	1,987	790	3,547	6,360

Accumulated depreciation
January 1, 2021	—	(716)	(8)	(1,768)	(2,492)
Depreciation charge	—	(107)	—	(216)	(323)
Disposals and derecognitions(2)	—	5	7	83	95
Currency translation effects	—	16	—	55	71
December 31, 2021	—	(802)	(1)	(1,846)	(2,649)
Net book value at December 31, 2021	36	1,185	789	1,701	3,711
(1)Includes $52 million in non-cash additions.
(2)Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.
As of December 31, 2021, commitments for purchases of property, plant & equipment were $186 million.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

10.     Goodwill and other intangible assets
The following table summarizes the movements of goodwill and other intangible assets in 2021:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total

Cost
January 1, 2021	8,905	2,980	727	5,369	4,440	5,960	556	20,032
Additions	—	—	20	—	359	—	104	483
Reclassifications	—	—	(10)	—	10	—	—	—
Disposals and derecognitions(1)	—	—	—	—	(6)	—	(2)	(8)
December 31, 2021	8,905	2,980	737	5,369	4,803	5,960	658	20,507

Accumulated amortization
January 1, 2021	—	—	—	(5,199)	(3,197)	(2,384)	(155)	(10,935)
Amortization charge	—	—	—	(39)	(235)	(238)	(78)	(590)
Disposals and derecognitions(1)	—	—	—	—	6	—	2	8
Impairment charges	—	—	(180)	—	(45)	—	—	(225)
December 31, 2021	—	—	(180)	(5,238)	(3,471)	(2,622)	(231)	(11,742)
Net book value at December 31, 2021	8,905	2,980	557	131	1,332	3,338	427	8,765
(1)     Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.
The following table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2021:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,544	—	555	131	229	3,338	251	4,504
Vision Care	4,361	—	2	—	1,103	—	176	1,281
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2021	8,905	2,980	557	131	1,332	3,338	427	8,765
The Surgical and Vision Care reportable segments' CGUs, to which goodwill is allocated are comprised of a group of smaller CGUs. The valuation method of the recoverable amount of the CGUs, to which goodwill is allocated, is based on the FVLCOD.
The Alcon brand name is an intangible asset with an indefinite life. The intangible asset is not allocated to the reportable segments as it is used to market the Alcon-branded products of both the Surgical and Vision Care businesses. Net sales of these products together are the grouping of CGUs, which is used to determine the recoverable amount. The valuation method is based on the FVLCOD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following assumptions were used in the calculations for the recoverable amounts of goodwill and the Alcon brand name at December 31, 2021 and 2020:

	2021		2020
(As a percentage)	Surgical	Vision Care	Surgical	Vision Care
Terminal growth rate	3.0	3.0	3.0	3.0
Discount rate (post-tax)	7.0	6.5	7.5	7.0
The Surgical and Vision Care reportable segments' terminal growth rate assumption of 3.0% takes into consideration how the industry is expected to grow, analysis of industry expert reports, and expected relevant changes in demographics for various markets. The discount rates for both Surgical and Vision Care reportable segments consider Alcon's weighted average cost of capital, adjusted to approximate the weighted average cost of capital of comparable market participants. Both the terminal growth rates and the discount rates are consistent with external sources of information.
The FVLCOD, for all groupings of CGUs containing goodwill or indefinite life intangible assets, is reviewed for the impact of reasonably possible changes in key assumptions. In particular Alcon considered an increase in the discount rate, a decrease in the terminal growth rate and certain negative impacts on the forecasted cash flows. These reasonably possible changes in key assumptions did not indicate an impairment.
Refer to "Impairment of goodwill, Alcon brand name and definite lived intangible assets" and "Acquired In-Process Research & Development ("IPR&D")" in Note 3 in these Consolidated Financial Statements for additional disclosures on how Alcon performs goodwill and intangible asset impairment testing.
The following table summarizes the movements of goodwill and other intangible assets in 2020:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total

Cost
January 1, 2020	8,905	2,980	728	5,369	4,440	5,960	611	20,088
Additions	—	—	2	—	—	—	118	120
Disposals and derecognitions(1)	—	—	(3)	—	—	—	(173)	(176)
December 31, 2020	8,905	2,980	727	5,369	4,440	5,960	556	20,032

Accumulated amortization
January 1, 2020	—	—	(3)	(4,692)	(2,842)	(2,146)	(174)	(9,857)
Amortization charge	—	—	—	(507)	(249)	(238)	(84)	(1,078)
Disposals and derecognitions (1)	—	—	3	—	—	—	164	167
Impairment charges	—	—	—	—	(106)	—	(61)	(167)
December 31, 2020	—	—	—	(5,199)	(3,197)	(2,384)	(155)	(10,935)
Net book value at December 31, 2020	8,905	2,980	727	170	1,243	3,576	401	9,097
(1)     Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2020:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,544	—	723	170	247	3,576	237	4,953
Vision Care	4,361	—	4	—	996	—	164	1,164
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2020	8,905	2,980	727	170	1,243	3,576	401	9,097
Intangible asset impairment charges
The following table shows the intangible asset impairment charges in 2021, 2020 and 2019:

($ millions)	2021	2020	2019
Surgical	(178)	(66)	—
Vision Care	(47)	(101)	—
Total	(225)	(167)	—
For the year ended December 31, 2021, impairment charges recognized in the Consolidated Income Statement amounted to $225 million. Impairments of $180 million were recognized in Research & development in 2021. Of that amount, an impairment charge of $178 million was recognized in the third quarter of 2021 in Research & development to fully impair a CGU in the Surgical reportable segment upon a decision to suspend research and development efforts and commercialization of the product as Alcon prioritizes other products in the portfolio. An additional impairment charge of $2 million was recognized in the fourth quarter of 2021 in Research & development to fully impair a licensed technology in the Vision Care reportable segment, which will no longer be used in any future research and development activities. The remaining amount of $45 million relates to an impairment charge recognized in the first quarter of 2021 in Cost of net sales for a currently marketed product CGU in the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $48 million at the time of impairment.
For the year ended December 31, 2020, impairments amounted to $167 million. An impairment of $61 million was recognized in the third quarter of 2020, primarily to fully impair a CGU within the Vision Care reportable segment upon termination of the associated licensing agreement. The impairment was recognized in Research & development in the Consolidated Income Statement. The remaining amount relates to additional impairments of $106 million, which were recognized in Cost of net sales in the Consolidated Income Statement in 2020. Of that amount, an impairment of $41 million was recorded for a currently marketed product CGU within the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $88 million at the time of impairment in the second quarter of 2020. An additional $65 million relates to impairments of a currently marketed product CGU in the Surgical reportable segment recognized in the first and fourth quarters of 2020 due to lower expected sales. This CGU was also reduced to its recoverable amount of $65 million at the time of impairment at December 31, 2020.
The recoverable amount of each CGU was determined based on the FVLCOD method. FVLCOD was estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates used in calculating the net present value involve significant judgment by management and include assumptions with measurement uncertainty. The estimates used are considered to be consistent with market participant assumptions and include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rates, and future tax rates. Since the cash flow projections are a significant unobservable input, the fair value of the CGUs were classified as Level 3 in the fair value hierarchy. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.
There were no intangible asset impairment charges during the year ended December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

11.     Deferred tax assets and liabilities

($ millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at December 31, 2020	24	5	128	381	174	314	1,026
Gross deferred tax liabilities at December 31, 2020	(215)	(1,519)	—	(23)	—	(66)	(1,823)
Net deferred tax balance at December 31, 2020	(191)	(1,514)	128	358	174	248	(797)

At December 31, 2020	(191)	(1,514)	128	358	174	248	(797)
(Charged)/credited to income	(27)	137	1	(9)	4	86	192
(Charged)/credited to equity	—	—	(2)	—	7	3	8
(Charged)/credited to other comprehensive income	—	—	(11)	—	3	(12)	(20)
Net deferred tax balance at December 31, 2021	(218)	(1,377)	116	349	188	325	(617)

Gross deferred tax assets at December 31, 2021	28	5	116	372	188	452	1,161
Gross deferred tax liabilities at December 31, 2021	(246)	(1,382)	—	(23)	—	(127)	(1,778)
Net deferred tax balance at December 31, 2021	(218)	(1,377)	116	349	188	325	(617)
The below table presents the Net deferred tax balance as of December 31, 2021 after offsetting $752 million of deferred tax assets and liabilities within the same tax jurisdiction.

($ millions)	At December 31, 2021
Deferred tax assets	409
Deferred tax liabilities	(1,026)
Net deferred tax liabilities	(617)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

($ millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at December 31, 2019	13	6	151	371	110	281	932
Gross deferred tax liabilities at December 31, 2019	(172)	(1,713)	(10)	(23)	—	(46)	(1,964)
Net deferred tax balance at December 31, 2019	(159)	(1,707)	141	348	110	235	(1,032)

At December 31, 2019	(159)	(1,707)	141	348	110	235	(1,032)
(Charged)/credited to income	(32)	193	(33)	10	59	26	223
Credited/(charged) to equity	—	—	7	—	5	(16)	(4)
Credited to other comprehensive income	—	—	13	—	—	3	16
Net deferred tax balance at December 31, 2020	(191)	(1,514)	128	358	174	248	(797)

Gross deferred tax assets at December 31, 2020	24	5	128	381	174	314	1,026
Gross deferred tax liabilities at December 31, 2020	(215)	(1,519)	—	(23)	—	(66)	(1,823)
Net deferred tax balance at December 31, 2020	(191)	(1,514)	128	358	174	248	(797)
The below table presents the Net deferred tax balance as of December 31, 2020 after offsetting $627 million of deferred tax assets and liabilities within the same tax jurisdiction.

($ millions)	At December 31, 2020
Deferred tax assets	399
Deferred tax liabilities	(1,196)
Net deferred tax liabilities	(797)
The below table presents deferred tax assets and deferred tax liabilities expected to have an impact on current taxes payable after more than twelve months.

($ billions)	At December 31, 2021	At December 31, 2020
Deferred tax assets	0.8	0.6
Deferred tax liabilities	1.7	1.8
For foreign unremitted earnings retained by consolidated entities for reinvestment, which amounted to $9 billion as of December 31, 2021, no provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.
IFRS exceptions to recognizing taxable temporary differences include an exception to recognizing a deferred tax liability arising on the initial recognition of goodwill from acquisitions. As such, we have not provided a deferred tax for goodwill from acquisitions which amounted to $9 billion as of December 31, 2021 and 2020.
The gross value of capital loss carryforwards for which no deferred tax assets were recognized amounted to $103 million at December 31, 2021 and will expire in five years. There were no capital loss carryforwards at December 31, 2020.
The gross value of tax loss carryforwards capitalized as deferred tax assets amounted to $1,047 million at December 31, 2021 ($921 million at December 31, 2020), of which $2 million will expire in five years. Of the remaining $1,045 million, approximately $677 million have an indefinite carryforward period, and approximately $368 million have a carryforward period that ranges from six to twenty years. All tax loss carryforwards have been capitalized as deferred tax assets in 2021 as it is probable that sufficient taxable income will be available for the foreseeable future.
No tax losses carried forward have expired in 2021, 2020 or 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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

12.     Financial and other non-current assets
The below tables provide details related to Financial assets and Other non-current assets as of December 31, 2021 and 2020.
Financial assets

($ millions)	2021	2020
Long-term financial investments measured at FVOCI	46	28
Long-term financial investments measured at FVPL	6	12
Long-term receivables from customers	110	117
Non-current minimum lease payments from finance lease agreements	35	39
Long-term loans, advances and security deposits	20	22
Total financial assets	217	218
Minimum lease payments from finance lease agreements
The following table shows the receivables of the gross investments in finance leases and the net present value of the minimum lease payments, as well as unearned finance income, related to surgical equipment lease arrangements. The finance income is recorded in "Other income".

	2021					2020
($ millions)	Total future payments	Unearned interest income	Present value	Provision	Net book value	Total future payments	Unearned interest income	Present value	Provision	Net book value
Not later than one year(1)	32	(2)	30	(2)	28	33	(3)	30	(1)	29
Between one and five years	47	(2)	45	(12)	33	55	(3)	52	(18)	34
Later than five years	2	—	2	—	2	32	—	32	(27)	5
Total	81	(4)	77	(14)	63	120	(6)	114	(46)	68
(1) The current portion of the minimum lease payments is recorded in trade receivables or other current assets (to the extent not yet invoiced).
Other non-current assets

($ millions)	2021	2020
Deferred compensation plans	155	137
Prepaid post-employment benefit plans	25	24
Other non-current assets	54	50
Total other non-current assets	234	211

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

13.     Inventories
The amount of inventory recognized as an expense in "Cost of net sales" in the Consolidated Income Statement during 2021 amounted to $2.5 billion (2020: $2.1 billion, 2019: $2.2 billion). The amount of inventory recognized as an expense in "Cost of other revenues" in the Consolidated Income Statement during 2021 amounted to $62 million (2020: $63 million, 2019: $127 million).

($ millions)	2021	2020
Raw material, consumables	336	278
Work in progress	169	136
Finished products	1,394	1,230
Total inventories	1,899	1,644
Alcon recognized inventory provisions and write-downs amounting to $220 million in 2021 (2020: $304 million, 2019: $181 million) and reversed inventory provisions amounting to $83 million in 2021 (2020: $91 million, 2019: $65 million). Inventory provisions mainly relate to the adjustment of inventory balances to their net realizable value based on the forecasted sales. Reversals are made when the products become salable.

14.     Trade receivables
Trade receivable balances include sales to wholesalers, retailers, doctor groups, private health systems, government agencies, pharmacy benefit managers, managed health-care organizations and government-supported healthcare systems. The following tables provide details related to Trade receivables as of December 31, 2021 and 2020, including trade receivables that are not overdue as specified in the payment terms and conditions established with Alcon's customers, as well as an analysis of overdue amounts, expected credit loss rates and related provisions for doubtful trade receivables:

	2021
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,273	(2)	1,271	0.2%
Past due for not more than one month	96	(1)	95	1.0%
Past due for more than one month but less than three months	74	(1)	73	1.4%
Past due for more than three months but less than six months	43	(2)	41	4.7%
Past due for more than six months but less than one year	23	(13)	10	56.5%
Past due for more than one year	42	(36)	6	85.7%
Total	1,551	(55)	1,496

	2020
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,137	(2)	1,135	0.2%
Past due for not more than one month	109	(1)	108	0.9%
Past due for more than one month but less than three months	67	(2)	65	3.0%
Past due for more than three months but less than six months	36	(2)	34	5.6%
Past due for more than six months but less than one year	31	(18)	13	58.1%
Past due for more than one year	49	(43)	6	87.8%
Total	1,429	(68)	1,361

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table summarizes the movement in the provision for doubtful trade receivables:

($ millions)	2021	2020	2019
January 1	(68)	(48)	(54)
Provisions for doubtful trade receivables charged to the Consolidated Income Statement	(20)	(48)	(17)
Utilization of provisions for doubtful trade receivables	8	15	7
Reversal of provisions for doubtful trade receivables	23	14	15
Currency translation effects	2	(1)	1
December 31	(55)	(68)	(48)
Closely monitored countries include Greece, Italy, Portugal, Spain, Brazil, Russia, Turkey, Saudi Arabia, and Argentina. The majority of the outstanding trade receivables from Greece, Italy, Spain, Saudi Arabia and Argentina are due directly from local governments or from government-funded entities. We evaluate trade receivables in these countries for potential collection risk. Should there be a substantial deterioration in our economic exposure with respect to those countries, we may increase our level of provisions by updating our expected loss provision or may change the terms of trade on which we operate.
The following table shows the gross trade receivables balance from these closely monitored countries as of December 31, 2021 and 2020, the amounts that are past due for more than one year and the related amount of the provisions for doubtful trade receivables that have been recorded:

($ millions)	2021	2020
Total balance of gross trade receivables from closely monitored countries	252	211
Past due for more than one year	10	14
Provisions for doubtful trade receivables	(11)	(15)
Trade receivables include amounts denominated in the following major currencies:

($ millions)	2021	2020
US dollar (USD)	526	477
Euro (EUR)	243	214
Japanese yen (JPY)	160	168
Chinese yuan (CNY)	122	121
Indian rupee (INR)	36	30
Canadian dollar (CAD)	39	32
Australian dollar (AUD)	24	29
British pound (GBP)	29	21
Russian ruble (RUB)	35	28
South Korean won (KRW)	38	31
Other currencies	244	210
Total trade receivables, net	1,496	1,361

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

15.     Other current assets
The following table provides details related to Other current assets as of December 31, 2021 and 2020:

($ millions)	2021	2020
Current portion of long-term financial investments measured at FVPL	—	12
Current portion of long-term receivables from customers	97	107
Current portion of minimum lease payments from finance lease agreements	28	29
Prepaid expenses	92	93
Other receivables, security deposits and current assets	79	88
Derivative financial instruments	3	3
VAT receivables	105	72
Equity securities in public companies	3	—
Total other current assets	407	404

16.     Right-of-use assets and Lease liabilities
Right-of-use assets
Right-of-use assets as of December 31, 2021 and 2020 were comprised of the following:

($ millions)	2021	2020
Land	17	20
Buildings	326	310
Machinery & equipment and other assets	29	28
Total right-of-use assets	372	358
Depreciation charges of $81 million and $79 million for the years ended December 31, 2021 and 2020, respectively, are shown in the table below by underlying class of asset:

($ millions)	2021	2020
Land	1	1
Buildings	60	59
Machinery & equipment and other assets	20	19
Total depreciation of right-of-use assets	81	79
Additions to right-of-use assets amounted to $115 million and $107 million for the years ended December 31, 2021 and 2020, respectively.
Lease liabilities
Lease liabilities totaled $406 million as of December 31, 2021, including $67 million in current lease liabilities and $339 million in non-current lease liabilities. The contractual maturities of the undiscounted lease liabilities as of December 31, 2021 and 2020, are as follows:

	Lease liabilities undiscounted
($ millions)	2021	2020
Not later than one year	80	82
Between one and five years	197	203
Later than five years	237	203
Total lease liabilities undiscounted	514	488

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	Lease liabilities
($ millions)	2021	2020
Not later than one year	67	70
Between one and five years	157	168
Later than five years	182	147
Total lease liabilities	406	385
Additional disclosures
The following table provides additional disclosures related to right-of-use assets and lease liabilities:

($ millions)	2021	2020
Interest expense on lease liabilities	13	13
Expense on short-term, low value and variable leases	7	4
Total cash outflows for leases	92	85
Thereof:
Lease liability payments(1)	72	69
Interest payments(2)	13	12
Short-term, low value and variable lease payments(2)	7	4
(1)     Reported as cash outflows from financing activities net of lease incentives received
(2)     Included within total net cash flows from operating activities

17.     Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2021 and 2020.

($ millions)	2021	2020
Non-current financial debts
Facility B	796	794
Facility C	395	429
Local facilities (Japan)	47	—
Series 2026 notes	496	496
Series 2029 notes	993	992
Series 2030 notes	745	744
Series 2049 notes	494	494
Revolving facility	—	—
Total non-current financial debts	3,966	3,949

Current financial debts
Local facilities:
Japan	84	101
All others	17	49
Other short-term financial debts	6	12
Derivatives	7	7
Total current financial debts	114	169
Total financial debts	4,080	4,118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Interest expense recognized for Financial debts, excluding lease liabilities, was $95 million, $94 million and $81 million for the years ended December 31, 2021, 2020 and 2019, respectively. The weighted average interest rate on Financial debts was 2.3% in 2021 and 2020.
Bridge Loan, Term Loan and Revolving Credit Facilities
On March 6, 2019, Alcon entered into a $1.5 billion unsecured 364-day bridge loan facility with two extension options, each for a period of 180 days (the "Bridge Facility"), a $0.5 billion unsecured three-year term loan facility ("Facility A"), a $0.8 billion unsecured five-year term loan facility ("Facility B"), a $0.4 billion (or the equivalent in EUR) unsecured five-year term loan facility ("Facility C") and a $1.0 billion unsecured five-year committed multicurrency revolving credit facility (the "Revolving Facility" and, together with the Bridge Facility, Facility A, Facility B and Facility C, the "Facilities"). On April 2, 2019, Alcon borrowed $3.2 billion against the bridge and other term loans. In February 2021, the $1.0 billion Revolving Facility was extended to March 2026. The Revolving Facility remained undrawn as of December 31, 2021.
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
Interest rate benchmark reform
Facility B and Facility C ("Term Loan Facilities") and the Revolving Facility (collectively, the "Remaining Facilities") originally bore interest rates equal to the interest rate benchmark (prevailing Euro Interbank Offered Rate (“EURIBOR”) in the case of loans denominated in EUR, USD prevailing London Interbank Offered Rate (“LIBOR”) in the case of loans denominated in USD and CHF LIBOR in the case of loans denominated in CHF), plus an applicable margin. On December 14, 2021, Alcon amended the terms of the Remaining Facilities in response to interest rate benchmark reform which includes the replacement of certain interbank offered rates (“IBOR”) with alternative benchmark rates. The amended terms incorporate a mechanism to switch from the Remaining Facilities' original interest rates to compounded risk-free rates ("RFR"), including any relevant credit adjustment spread. The practical expedient in Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 will be applied which allows the effective interest rate to be updated to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

reflect the change in interest rate benchmark from IBOR to RFR without adjusting the carrying amount. Consequently, there was no change in the carrying value of the Remaining Facilities as a result of the amendment.
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
Local bilateral facilities
In February 2019, Alcon entered into a number of local bilateral facilities in different countries, with the largest share of borrowings in Japan. Two local bilateral facilities in Japan matured in February 2021 and were refinanced by three facilities with one and two year maturities. As of December 31, 2021, a total of $131 million was drawn in Japan, including $84 million classified as current and $47 million classified as non-current. There was $90 million undrawn on the facilities in Japan as of December 31, 2021.
Maturity of contractual undiscounted cash flows and interest payment commitments
The following table provides details on the maturity of the contractual undiscounted cash flows for Alcon's borrowings as of December 31, 2021 and 2020:

	2021			2020
($ millions)	Nominal amount - Current and non-current financial debt	Derivatives	Total	Nominal amount - Current and non-current financial debt	Derivatives	Total
Not later than one year	107	7	114	162	7	169
Between one and five years	1,743	—	1,743	1,231	—	1,231
Later than five years	2,250	—	2,250	2,750	—	2,750
Total contractual undiscounted cash flows	4,100	7	4,107	4,143	7	4,150
Unamortized debt discount and issuance costs	(27)	—	(27)	(32)	—	(32)
Total carrying value	4,073	7	4,080	4,111	7	4,118

The following table provides details on the maturity of the future contractual interest payments commitments as of December 31, 2021 and 2020:

($ millions)	2021	2020
Not later than one year	94	96
Between one and five years	340	357
Later than five years	583	687
Total cash flows	1,017	1,140

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

18.     Financial instruments - additional disclosures
The below table provides detail related to financial instruments as of December 31, 2021 and December 31, 2020.

($ millions)	Note	2021	2020
Cash and cash equivalents
Cash in current accounts		246	262
Cash held in time deposits and money market funds		1,329	1,295
Total cash and cash equivalents		1,575	1,557
Financial assets - measured at fair value through other comprehensive income ("FVOCI")
Long-term financial investments	12	46	28
Total financial assets - measured at FVOCI		46	28
Financial assets - measured at amortized costs(1)
Trade receivables	14	1,496	1,361
Income tax receivables		9	21
Other current assets (excluding prepaid expenses and other current assets measured at FVPL)	15	309	296
Long-term receivables from customers	12	110	117
Non-current minimum lease payments from finance lease agreements	12	35	39
Long-term loans, advances and security deposits	12	20	22
Total financial assets - measured at amortized costs		1,979	1,856
Financial assets - measured at fair value through profit and loss ("FVPL")
Equity securities of public companies	15	3	—
Deferred compensation assets	12	155	137
Current portion of long-term financial investments	15	—	12
Derivative financial instruments	15	3	3
Long-term financial investments	12	6	12
Total financial assets - measured at FVPL		167	164
Total financial assets		3,767	3,605
Financial liabilities - measured at amortized cost or cost(1)
Current financial liabilities
Financial debts	17	107	162
Lease liabilities	16	67	70
Trade payables		903	876
Total current financial liabilities - measured at amortized cost or cost		1,077	1,108
Non-current financial liabilities
Financial debts	17	3,966	3,949
Lease liabilities	16	339	315
Total non-current financial liabilities - measured at amortized cost or cost		4,305	4,264
Total financial liabilities - measured at amortized cost or cost		5,382	5,372
Financial liabilities - measured at FVPL
Contingent consideration liabilities	19/20	112	157
Derivative financial instruments	17	7	7
Total financial liabilities - measured at FVPL		119	164
Total financial liabilities		5,501	5,536
Net financial assets and financial liabilities		(1,734)	(1,931)
(1)The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2029, 2030 and 2049 notes recorded in Non-current financial debts with a fair value of $2,891 million and carrying value of $2,728 million as of December 31, 2021 and a fair value of $3,036 million and carrying value of $2,726 million as of December 31, 2020. The fair value of notes was determined using Level 2 inputs. The notes were valued using a quoted market price for such notes, which have low trading volumes.

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
Level 1 financial assets include money market funds, equity securities of public companies and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within the Consolidated Balance Sheet.
Investments in equity securities of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
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
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at FVOCI, fund investments, options to acquire private companies, and contingent consideration liabilities measured at FVPL.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of December 31, 2021 and December 31, 2020.

	December 31, 2021
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	46	—	46
Long-term financial investments measured at FVPL	—	—	6	—	6
Long-term receivables from customers	—	—	—	110	110
Deferred compensation assets(1)	155	—	—	—	155
Non-current minimum lease payments from finance lease agreements	—	—	—	35	35
Long-term loans, advances and security deposits	—	—	—	20	20
Non-current financial assets	155	—	52	165	372
Current financial assets
Money market funds	624	—	—	—	624
Equity securities of public companies(2)	3	—	—	—	3
Current portion of long-term receivables from customers(2)	—	—	—	97	97
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	28	28
Other receivables, security deposits and current assets(2)	—	—	—	79	79
VAT receivables(2)	—	—	—	105	105
Derivative financial instruments(2)	—	3	—	—	3
Current financial assets	627	3	—	309	939
Financial assets at fair value and amortized cost or cost	782	3	52	474	1,311
Financial liabilities
Contingent consideration liabilities	—	—	(112)	—	(112)
Non-current financial debt	—	—	—	(3,966)	(3,966)
Current financial debt	—	—	—	(107)	(107)
Derivative financial instruments	—	(7)	—	—	(7)
Financial liabilities at fair value and amortized cost	—	(7)	(112)	(4,073)	(4,192)

(1)Recorded in Other non-current assets.
(2)Recorded in Other current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	December 31, 2020
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	28	—	28
Long-term financial investments measured at FVPL	—	—	12	—	12
Long-term receivables from customers	—	—	—	117	117
Deferred compensation assets(1)	137	—	—	—	137
Non-current minimum lease payments from finance lease agreements	—	—	—	39	39
Long-term loans, advances and security deposits	—	—	—	22	22
Non-current financial assets	137	—	40	178	355
Current financial assets
Money market funds	625	—	—	—	625
Current portion of long-term financial investments measured at FVPL(2)	—	—	12	—	12
Current portion of long-term receivables from customers(2)	—	—	—	107	107
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	29	29
Other receivables, security deposits and current assets(2)	—	—	—	88	88
VAT receivables(2)	—	—	—	72	72
Derivative financial instruments(2)	—	3	—	—	3
Current financial assets	625	3	12	296	936
Financial assets at fair value and amortized cost or cost	762	3	52	474	1,291
Financial liabilities
Contingent consideration liabilities	—	—	(157)	—	(157)
Non-current financial debt	—	—	—	(3,949)	(3,949)
Current financial debt	—	—	—	(162)	(162)
Derivative financial instruments	—	(7)	—	—	(7)
Financial liabilities at fair value and amortized cost	—	(7)	(157)	(4,111)	(4,275)
(1)Recorded in Other non-current assets.
(2)Recorded in Other current assets
There were no transfers of financial instruments between levels in the fair value hierarchy during the years ended December 31, 2021 and December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2021	2020	2021	2020
Balance as of January 1	28	31	24	61
Additions	18	7	—	2
(Losses) recognized in Consolidated Statement of Comprehensive Income/(Loss)	—	(10)	—	—
Unrealized (losses) in Consolidated Income Statement	—	—	(3)	(5)
Amortization	—	—	(12)	(34)
Settlement	—	—	(3)	—
Balance as of December 31	46	28	6	24
If the pricing parameters for the Level 3 inputs were to change for Long-term financial investments measured at FVOCI by 10% positively or negatively, this would change the amount recorded in the 2021 Consolidated Statement of Comprehensive Income/(Loss) by $5 million.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2021	2020
Balance as of January 1	(157)	(243)
Accretion for passage of time	(12)	(17)
Adjustments for changes in assumptions	42	63
Payments	15	40
Balance as of December 31	(112)	(157)
Changes in contingent consideration liabilities in the current year include adjustments for changes in assumptions of $42 million, primarily due to revised expectations for achievement of commercial milestones related to the impaired CGU in the Surgical reportable segment discussed in Note 10 and timing of settlement for development and commercial milestones. The current year also included a payment of $15 million related to achievement of a development milestone. As of December 31, 2021, the probability of success for various development and commercial milestones ranges from 55% to 80% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year included adjustments for changes in assumptions of $63 million primarily related to revised expectations for achievement of development and commercial milestones and timing of settlement for milestones, and payments of $40 million related to achievement of development milestones. As of December 31, 2020, the probability of success for various development and commercial milestones ranged from 55% to 100% and the maximum remaining potential payments related to contingent consideration from business combinations was $470 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2025 through 2033 for contingent consideration obligations as of December 31, 2021.
For the determination of the fair value of a contingent consideration various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the probability of success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

triggering events. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration.
As the most significant Level 3 input, if the probability of success were to change by 10% positively or negatively, this would change the amount recorded for contingent consideration payables in the 2021 Consolidated Income Statement by $19 million.
Derivatives
As of December 31, 2021 and December 31, 2020, the net value of unsettled positions for derivative forward contracts and swaps was $4 million, including $3 million of unrealized gains in Other current assets and $7 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivatives financial instruments, however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2021 or December 31, 2020.
Nature and extent of risks arising from financial instruments
Market risk
Alcon is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of investments of liquid funds. Alcon actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is Alcon policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures and to enhance the yield on the investment of liquid funds. Alcon does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, Alcon does not sell short assets it does not have, or does not know it will have, in the future. Alcon only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, Alcon writes call options on assets it has, or writes put options on positions it wants to acquire and has the liquidity to acquire. Alcon expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.
Foreign currency exchange rate risk
Alcon uses the US Dollar as its reporting currency and is therefore exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs, and emerging market currencies. Fluctuations in the exchange rate between the US Dollar and other currencies can have a significant effect on both Alcon’s results of operations, including reported sales and earnings, as well as on the reported value of Alcon's assets, liabilities and cash flows. This, in turn, may significantly affect the comparability of period-to-period results of operations.
Alcon manages its global currency exposure by engaging in hedging transactions where management deems appropriate (forward contracts and swaps). Specifically, Alcon enters into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets.
Interest rate risk
Alcon's exposure to cash flow interest rate risks arises mainly from non-current financial debts at variable rates. Alcon may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable rate interests. If the interest rates had been higher / lower by 1%, the income before taxes would have been lower / higher by $14 million from the impacts of interest expense based on the change in the interest rate.
Commodity price risk
Alcon is currently experiencing inflation and supply chain challenges due to COVID-19 in certain components and has exposure to price risk related to anticipated purchases of certain commodities used as raw materials by Alcon's businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below Alcon's risk management tolerance levels. Accordingly, Alcon does not enter into significant forward and option contracts to manage fluctuations in prices of anticipated purchases.

Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, Alcon periodically assesses credit risk, assigns individual credit limits, and takes actions to mitigate credit risk where appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

With the continued adverse economic conditions in relation to the COVID-19 pandemic which vary by region, there is an ongoing credit risk due to expected credit losses. Provisions for expected credit losses have been reflected in the Consolidated Financial Statements as of December 31, 2021. Alcon will continue to assess forward-looking estimates of potential increased default rates and potential increase in lifetime expected credit losses. For further information, refer to Note 14 of these Consolidated Financial Statements.
No customer accounted for 10% or more of Alcon's net sales in 2021, 2020 or 2019.
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
While collections stabilized in 2021, with the continued adverse economic conditions in relation to the COVID-19 pandemic which vary by region, there is an ongoing liquidity risk due to potential delays or reductions in collections from our customers or increased difficulties in accessing the capital or debt markets. In response to the increased liquidity risk, on May 27, 2020, AFC completed an offering of $750 million of 2.600% senior notes due in 2030, increasing Alcon's overall liquidity. In addition, Alcon’s revolving credit facility with total availability of $1 billion remained undrawn as of December 31, 2021 with no current limitations on borrowing, and management has not identified any changes in Alcon's ability to access the capital or debt markets.
For further information on maturity of the contractual undiscounted cash flows for Alcon's borrowings and interest on borrowings, refer to Note 17 of these Consolidated Financial Statements.

19.     Provisions and other non-current liabilities
The below table provides details related to Provisions and other non-current liabilities as of December 31, 2021 and 2020.

($ millions)	Note	2021	2020
Accrued liability for employee benefits:
Defined benefit pension plans	23	295	339
Other long-term employee benefits and deferred compensation		177	152
Other post-employment benefits	23	300	332
Provisions for litigation and other legal matters		—	—
Contingent consideration	18	112	142
Other non-current liabilities		56	95
Total provisions and other non-current liabilities		940	1,060
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
Summary of significant legal proceedings
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 15, 2022 of significant legal proceedings of the Alcon business to which Alcon or any of its subsidiaries are a party.
Contact lenses class actions
Since the first quarter of 2015, more than 50 class action complaints have been filed in several courts across the US naming as defendants contact lens manufacturers, including Alcon, and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested. Trial is set for March 28, 2022.
JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to source code used in the LenSx Laser System as well as additional claims of patent infringement. Also beginning on June 23, 2020, JJSVI filed claims in Mannheim, Germany, alleging that Alcon directly infringes certain European patents through its manufacture and sale of LenSx. In these cases, JJSVI seeks monetary and injunctive relief. Alcon intends to defend all of these cases vigorously and has asserted various patent infringement and invalidity claims against JJSVI in Europe and the United States. The Delaware court has stayed the parties' US patent claims pending final written decisions by the Patent Trial and Appeal Board of the US Patent and Trademark Office in various ongoing inter partes review proceedings pertaining to the patents in the suit. Trial on the copyright claims in the Delaware action is set for February 2023.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. The court denied in part Alcon’s motion to dismiss Hoya’s complaint on September 20, 2021. Trial is set for April 2023. Alcon intends to defend the case vigorously.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Asia / Russia investigation
In 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the US Department of Justice (“DoJ”) and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services and relationships with third party distributors, both before and after Alcon became part of the Novartis Group. The Investigations by the DoJ and the SEC have concluded. On June 25, 2020, Alcon entered into a three-year Deferred Prosecution Agreement with the DoJ regarding a charge that Alcon Pte Ltd. conspired to falsify financial books and records in violation of the US Foreign Corrupt Practices Act. The charge relates to payments made by a former distributor to health care providers in Vietnam between 2007 and 2014. Alcon agreed to pay the DoJ a penalty of $8.925 million, for which Novartis has indemnified Alcon.
Litigation and other legal matters provision movements

($ millions)	2021	2020	2019
January 1	—	—	42
Additions to provisions	54	9	—
Cash payments	(1)	(9)	(40)
Releases of provisions	—	—	(2)
December 31	53	—	—
Less current portion	(53)	—	—
Non-current provisions for litigation and other legal matters at December 31	—	—	—
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

20.     Provisions and other current liabilities
The following table provides details related to Provisions and other current liabilities as of December 31, 2021 and 2020:

($ millions)	Note	2021	2020
Taxes other than income taxes		93	110
Restructuring provisions		17	10
Accrued expenses for goods and services received but not invoiced		76	61
Accruals for royalties		10	11
Accruals for deductions from revenue		264	217
Accruals for compensation and benefits including social security		489	352
Deferred income		108	110
Provisions for litigation and other legal matters	19	53	—
Accrued equity-based payments		14	9
Accrued interest on financial debts		19	19
Contingent consideration	18	—	15
Other payables		58	80
Total provisions and other current liabilities		1,201	994
Provisions and accruals are based upon management's best estimate and adjusted for actual experience. Such adjustments to the historical estimates have not been material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Accruals for deductions from revenue
The following table shows the movement of accruals for deductions from revenue:

($ millions)	2021	2020	2019
January 1	217	212	194
Additions	677	540	662
Payments/utilizations	(619)	(537)	(646)
Changes in offset against gross trade receivables	(5)	(2)	1
Currency translation effects	(6)	4	1
December 31	264	217	212
Restructuring provisions
The following table shows the movement of restructuring provisions:

($ millions)	2021	2020	2019
January 1	10	28	8
Additions	21	22	32
Cash payments	(14)	(40)	(10)
Releases	—	—	(2)
December 31	17	10	28
In 2021, 2020 and 2019, additions to restructuring provisions of $21 million, $22 million and $32 million, respectively, were primarily related to the multi-year transformation program announced by Alcon on November 19, 2019 and were mainly related to accrued severance for the associates whose positions will be eliminated.

21.     Consolidated Statement of Cash Flows - additional details
The Consolidated Statement of Cash Flows was prepared in accordance with IAS 7, Statement of Cash Flows. The below tables provide additional detail supporting select line items in the Consolidated Statement of Cash Flows.
21.1 Depreciation, amortization, impairments and fair value adjustments

($ millions)	2021	2020	2019
Property, plant & equipment	323	299	275
Right-of-use assets	81	79	66
Intangible assets	815	1,245	1,084
Financial assets	3	5	31
Other non-current assets	(2)	(2)	—
Total	1,220	1,626	1,456
21.2 Change in net current assets and other operating cash flow items

($ millions)	2021	2020	2019
(Increase) in inventories	(326)	(159)	(108)
(Increase)/decrease in trade receivables	(198)	43	(115)
Increase/(decrease) in trade payables	60	(21)	84
Net change in other operating assets	(24)	127	(26)
Net change in other operating liabilities	174	(35)	117
Total	(314)	(45)	(48)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

21.3 Acquisitions of businesses, net

($ millions)	2021	2020	2019
Net assets recognized as a result of business combinations	—	—	(418)
Payables contingent consideration	—	—	135
Cash flows	—	—	(283)
Notes 4 and 22 to these Consolidated Financial Statements provide further information regarding an acquisition of a business in 2019 for cash.
21.4 Reconciliation of assets and liabilities arising from financing activities

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2021	3,949	169	315	70
Proceeds from non-current financial debts, net of issuance costs	52	—
Additions to leases			106	9
Change in current financial debts	—	(43)
Amortization of discounts on financial debts	1	—
Payments of lease liabilities, net			—	(72)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(13)
Changes in fair values and other non-cash changes, net	4	—	(2)	8
Currency translation effects	(40)	(12)	(10)	(5)
Reclassification from non-current to current	—	—	(70)	70
December 31, 2021	3,966	114	339	67

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2020	3,218	261	280	61
Proceeds from non-current financial debts, net of issuance costs	744	—
Additions to leases			96	11
Change in current financial debts	—	(139)
Amortization of discounts on financial debts	1	—
Payments of lease liabilities, net			—	(69)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(12)
Changes in fair values and other non-cash changes, net	4	(9)	(2)	8
Currency translation effects	37	1	10	2
Reclassification from non-current to current	(55)	55	(69)	69
December 31, 2020	3,949	169	315	70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

22.     Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions

($ millions)	2021	2020	2019
Property, plant and equipment	—	—	1
Acquired research and development	—	—	505
Deferred tax assets	—	—	28
Cash and cash equivalents	—	—	6
Deferred tax liabilities	—	—	(121)
Trade payables and other liabilities	—	—	(1)
Net identifiable assets acquired	—	—	418
Acquired liquidity	—	—	(6)
Goodwill	—	—	6
Net assets recognized as a result of business combinations	—	—	418
Note 4 of these Consolidated Financial Statements details a significant acquisition of a business, PowerVision, in 2019. No goodwill from the 2019 acquisition is tax-deductible.

23.     Post-employment benefits for associates
Defined benefit plans
In addition to the legally required social security schemes, Alcon has sponsored numerous independent pension and other post-employment benefit plans. In most cases, these plans are externally funded in entities that are legally separate from Alcon. For certain subsidiaries, however, no independent plan assets exist for the pension and other post-employment benefit obligations of associates. In these cases the related unfunded liability is included in the Consolidated Balance Sheet. The value of the post-employment benefits promised under the pension and other post-employment benefit plans is represented by the defined benefit obligation ("DBO"), which is measured based on the projected unit credit method ("PUC"). Independent actuaries reappraise the DBOs of all major pension and other post-employment benefit plans annually. Plan assets are recognized at fair value.
The major pension and other post-employment benefit plans are based in Switzerland, the United States, Germany, and the United Kingdom. As of December 31, 2021, these plans represent 88% of Alcon's total DBO and are independently sponsored by Alcon. Details of the plans in those significant countries are provided below.
The pension plans in Switzerland represent the most significant portion of Alcon's total pension DBO and the largest component of Alcon's total plan assets. The principal plan in Switzerland is funded and open for new joiners. For the Swiss pension plan, active insured members' benefits are partially linked to the contributions paid into the plan. Certain features of the Swiss pension plan required by law preclude the plan from being categorized as a defined contribution plan. These factors include a minimum interest guarantee on retirement savings accounts, a pre-determined factor for converting the accumulated savings account balance into a pension and embedded death and disability benefits. All benefits granted under a Swiss-based principal pension plan are vested, and Swiss legislation prescribes that the employer has to contribute a fixed percentage of an associate's pay to an external pension foundation. Additional employer contributions may be required whenever the foundation's statutory funding ratio falls below a certain level. The associate also contributes to the plan.
As of December 31, 2021, following the transfer out of the Novartis pension fund effective February 1, 2021, Alcon's Swiss pension obligation is set-up under an Alcon-sponsored arrangement affiliated with Copré La Collective de Prévoyance ("Copré") – a Swiss collective foundation. As a collective foundation, Copré is governed by its own board of trustees which is responsible for the foundation regulations and asset investment strategy for multiple entities participating in the collective foundation. Also effective February 1, 2021, Alcon established its own pension committee, consisting of representatives nominated by Alcon and the active insured associates. During the fourth quarter of 2021, Copré announced the rates to be used to convert participant balances to pension annuities for 2024 to 2026. This announcement resulted in a plan amendment with a benefit of $15 million recognized in Other income and a corresponding decrease in the DBO. During the third quarter of 2020, the selection of Copré resulted in a plan amendment with past service costs of $12 million recognized in Other expense and a corresponding increase in the DBO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The United States pension plans represent the second largest component of Alcon's total pension DBO and the third largest component of Alcon's total plan assets. The principal plan (Qualified Plan) is funded, whereas the plans providing additional benefits for executives (Defined Benefit Restoration Plan and Grandfathered Supplemental Executive Plan) are unfunded. Benefits in the Qualified Plan and Restoration Plan are frozen for all participants. Employer contributions are required for the Qualified Plan whenever the statutory funding ratio falls below a certain level. Furthermore, most associates in the United States are covered under other post-employment benefit plans (US OPEB plans) which represent 99% of the total DBO for other post-employment benefit plans. These benefits in the US primarily consist of post-employment healthcare which has been closed to new members since 2015. Effective January 1, 2021, the Alcon sponsored group health plan for current and future eligible retired participants age 65 and over was changed to a private Medicare marketplace while providing an annual notional contribution to a Health Reimbursement Account for each covered member and spouse. The impact of the plan amendment in the fourth quarter of 2020 was a benefit of $164 million recognized in Other income and a corresponding decrease in the DBO in Provisions and other non-current liabilities. There is no statutory funding requirement for the US OPEB plans.
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
The pension plans in the United Kingdom represent the fourth largest component of Alcon's total pension DBO and the second largest component of Alcon's total plan assets. The plan is closed with only former Alcon associates entitled to current or future benefits. The Alcon United Kingdom Pension Scheme is governed and administered by a board of trustees in accordance with its Trust Deed. United Kingdom legislation requires that pension schemes are funded prudently (i.e., to a level in excess of the "best estimate" expected cost of providing benefits). Funding is assessed on a triennial basis using (prudent) assumptions agreed by the board of trustees and Alcon. The board of trustees is responsible for jointly agreeing with Alcon the level of contributions needed to eliminate any shortfall over a reasonable period of time, typically not exceeding 10 years. Under the governing documentation, if a surplus remains once liabilities have been settled it would be refunded to Alcon.
One of Alcon's pension plans has a surplus that is not recognized on the basis that future economic benefits are not available to the entity in the form of a reduction in future contributions or a cash refund.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following tables summarize the funded and unfunded DBO for pension and other post-employment benefit plans of Alcon associates at December 31, 2021 and 2020:

	Pension plans		Other post-employment benefit plans
($ millions)	2021	2020	2021	2020
Benefit obligation at January 1	817	723	332	423
Current service cost	24	31	10	14
Interest cost	9	12	7	15
Past service costs and settlements	(38)	9	—	(165)
Administrative expenses	1	1	—	—
Remeasurement (gains)/losses arising from changes in financial assumptions	(22)	38	(12)	92
Remeasurement losses/(gains) arising from changes in demographic assumptions	—	2	1	(4)
Remeasurement losses/(gains) arising from experience-related changes	67	(13)	(25)	(27)
Currency translation effects	(35)	44	—	—
Benefit payments	(37)	(36)	(17)	(25)
Contributions of associates	5	6	4	9
Benefit obligation at December 31	791	817	300	332
Fair value of plan assets at January 1	519	451	—	—
Interest income	6	7	—	—
Return on plan assets excluding interest income	49	32	—	—
Currency translation effects	(18)	24	—	—
Employer contributions	23	25	13	16
Contributions of associates	5	6	4	9
Settlements	(20)	(2)	—	—
Benefit payments	(37)	(36)	(17)	(25)
Effect of acquisitions, divestments or transfers	14	12	—	—
Fair value of plan assets at December 31	541	519	—	—
Funded status	(250)	(298)	(300)	(332)
Limitation on recognition of fund surplus at January 1	(17)	(6)
Change in limitation on recognition of fund surplus (including exchange rate differences)	(3)	(11)
Limitation on recognition of fund surplus at December 31	(20)	(17)
Net liability in the balance sheet at December 31	(270)	(315)	(300)	(332)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The reconciliation of the net liability from January 1 to December 31 is as follows:

	Pension plans		Other post-employment benefit plans
($ millions)	2021	2020	2021	2020
Net liability at January 1	(315)	(278)	(332)	(423)
Current service cost	(24)	(31)	(10)	(14)
Net interest expense	(3)	(5)	(7)	(15)
Administrative expenses	(1)	(1)	—	—
Past service costs and settlements	18	(11)	—	165
Remeasurements	4	5	36	(61)
Currency translation effects	17	(20)	—	—
Employer contributions	23	25	13	16
Effect of acquisitions, divestments or transfers	14	12	—	—
Change in limitation on recognition of fund surplus	(3)	(11)	—	—
Net liability at December 31	(270)	(315)	(300)	(332)

Amounts recognized in the balance sheet
Prepaid benefit cost	25	24	—	—
Accrued benefit liability	(295)	(339)	(300)	(332)
The following tables provide detail of the DBO for pension plans by geography and type of member and of plan assets based on the geographical locations in which they are held:

	2021
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(295)	(43)	(64)	—	(99)	(501)
Deferred pensioners	(11)	(41)	(28)	(57)	(14)	(151)
Pensioners	(23)	(42)	(23)	(40)	(11)	(139)
Benefit obligation at December 31	(329)	(126)	(115)	(97)	(124)	(791)
Thereof: unfunded plans	47	29	—	—	23	99
Thereof: unfunded portion of funded plans	87	6	94	—	9	196
Prepaid benefit costs and assets subject to limitation on recognition of fund surplus	—	—	—	(24)	(21)	(45)
Fair value of plan assets at December 31	195	91	21	121	113	541
Funded status	(134)	(35)	(94)	24	(11)	(250)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	2020
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(251)	(53)	(76)	—	(125)	(505)
Deferred pensioners	(12)	(50)	(32)	(62)	(17)	(173)
Pensioners	(26)	(35)	(26)	(42)	(10)	(139)
Benefit obligation at December 31	(289)	(138)	(134)	(104)	(152)	(817)
Thereof: unfunded plans	51	30	—	—	31	112
Thereof: unfunded portion of funded plans	84	14	115	—	14	227
Prepaid benefit costs and assets subject to limitation on recognition of fund surplus	—	—	—	(23)	(18)	(41)
Fair value of plan assets at December 31	154	94	19	127	125	519
Funded status	(135)	(44)	(115)	23	(27)	(298)

The following table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of Alcon associates:

	Pension plans		Other post-employment benefit plans
	2021	2020	2021	2020
Discount rate	1.4%	1.2%	2.7%	2.3%
Expected rate of pension increase	1.1%	1.1%
Expected rate of salary increase	2.2%	2.4%
Interest on savings account	1.3%	1.0%
Current average life expectancy for a 65-year-old male (in years)	20	20	21	20
Current average life expectancy for a 65-year-old female (in years)	22	23	23	22
The following table shows additional details related to the weighted average discount rates for the principal plan for each significant country:

	Pension plans		Other post-employment benefit plans
	2021	2020	2021	2020
Switzerland	0.2%	0.1%
United States	2.8%	2.4%	2.7%	2.3%
Germany	1.2%	0.8%
United Kingdom	1.9%	1.3%
Changes in the aforementioned actuarial assumptions can result in significant volatility in the accounting for pension plans and other post-employment benefit plans in the Consolidated Financial Statements. This can result in substantial changes in Alcon's other comprehensive income, non-current liabilities and prepaid pension assets.
The DBO is significantly impacted by assumptions related to the rate used to discount the actuarially determined post-employment benefit liability. This rate is based on yields of high-quality corporate bonds in the country of the plan. Increasing corporate bond yields increase the discount rate. An increase in the discount rate results in a decrease in the DBO and an increase in the funded status.
The impact of increasing interest rates on a plan's assets is more difficult to predict. A significant part of plan assets is invested in bonds. Bond values typically are inversely correlated to interest rates. Bond values usually decrease when interest rates rise and may therefore partially offset the increase in the funded status. Furthermore, pension assets also

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

include significant holdings of equity instruments. Share prices tend to fall when interest rates increase and therefore often offset the positive impact of the decreasing DBO on the funded status (although the correlation of interest rates with returns on equities is not as strong as with bonds, especially in the short term).
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
The following table shows the sensitivity of the defined benefit pension and other post-employment benefit obligations to the principal actuarial assumptions as of December 31, 2021:

($ millions)	Change in 2021 year-end
25 basis point increase in discount rate	(45)
25 basis point decrease in discount rate	38
1 year increase in life expectancy	23
25 basis point increase in rate of pension increase	9
25 basis point decrease in rate of pension increase (1)	(11)
25 basis point increase of interest on savings account	5
25 basis point decrease of interest on savings account	(5)
25 basis point increase in rate of salary increase	5
25 basis point decrease in rate of salary increase	(5)
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
The healthcare cost trend rate assumptions used for other post-employment benefits are as follows:

	2021	2020	2019
Healthcare cost trend rate assumed for next year	6.2%	6.2%	6.5%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2028	2028

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2021, and 2020:

	Pension plans
(as a percentage)	Long-term target minimum	Long-term target maximum	2021	2020
Equity securities	15	40	35	31
Debt securities	20	60	40	46
Real estate	5	20	11	7
Alternative investments	0	20	11	10
Cash and other investments	0	15	3	6
Total			100	100
Cash and most of the equity and debt securities have a quoted market price in an active market. Real estate and alternative investments, which include hedge fund and private equity investments, usually do not have a quoted market price.
The strategic allocation of assets of the different pension plans is determined with the objective of achieving an investment return that, together with employer contributions and contributions of associates (where applicable), is sufficient to manage the various funding risks of the plans. Based upon the market and economic environments, actual asset allocations may temporarily be permitted to deviate from policy targets.
The weighted average duration of the DBO is 15.5 years as of December 31, 2021 and December 31, 2020.
Alcon's ordinary contribution to the various pension plans is based on the rules of each plan and its respective country. Additional contributions are made whenever required by local statute or law (i.e., usually when statutory funding levels fall below predetermined thresholds).
The following table summarizes expected future cash flows for pension and other post-employment benefit plans as of December 31, 2021:

($ millions)	Pension plans	Other post-employment benefit plans
Employer contributions
2022 (estimated)	12	—
Expected future benefit payments
2022	31	18
2023	29	19
2024	31	21
2025	32	21
2026	33	21
2027-2031	196	103
Defined contribution plans
In many subsidiaries, associates are covered by defined contribution plans. Contributions charged to the 2021 Consolidated Income Statement for the defined contribution plans were $133 million (2020: $136 million; 2019: $128 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

24.     Equity-based compensation
For the year ended December 31, 2021, Alcon recorded equity-based compensation expense of $151 million (2020: $113 million, 2019: $114 million).
Liabilities from cash-settled equity-based compensation plans were $14 million as of December 31, 2021 ($9 million as of December 31, 2020).
On April 9, 2019, Alcon adopted various equity-based incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
Prior to the Spin-off, Alcon associates participated in Novartis equity-based participation plans, which included stock options, RSUs, PSUs, RSAs and certain share ownership savings plans. Such awards were settled in shares or options of the Former Parent. Prior to the Spin-off, the Consolidated Income Statement reflects the compensation expense for Novartis’ equity-based incentive plans in which Alcon associates participated.
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
The pro rata vesting of Novartis awards and replacement of unvested Novartis awards with Alcon awards represents a modification under IFRS 2, Share-based Payment. Alcon measured the fair value of the awards immediately prior to and subsequent to the modification and concluded that no incremental fair value was provided to associates. Accordingly, Alcon continues to recognize as an expense the amount of unrecognized compensation cost of the original awards over the remaining vesting periods. Alcon issued 4.2 million unvested equity-based awards in connection with the modification at the time of the Spin-off.
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
Summary of unvested share movements
The below table summarizes unvested share movements for all Alcon equity-based incentive plans through December 31, 2021 and 2020:

	2021			2020
	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions
Unvested shares at January 1	5,417	54.90	297	4,742	51.20	243
Granted
Restricted awards	1,456	72.05	105	1,668	60.19	100
Performance awards	429	72.71	31	457	62.03	28
Vested	(1,258)	50.94	(64)	(1,149)	50.55	(58)
Forfeited	(417)	62.50	(26)	(301)	54.14	(16)
Unvested shares at December 31	5,627	60.96	343	5,417	54.90	297

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The remaining weighted-average vesting period of unvested equity-based awards as of December 31, 2021 was 1.1 years.
Alcon equity-based incentive plans
The below table summarizes the number of shares authorized under the plans as of December 31, 2021:

(thousands)	Authorized shares
Long-term Incentive Plan	20,000
Deferred Bonus Stock Plan(1)	1,500
Swiss Employee Share Ownership Plan	475
Other share savings plans	275
Total	22,250
(1)    Beginning in 2020, the annual incentives for the Alcon CEO and ATLs no longer include deferrals of compensation in the form of equity-based awards subject to the provisions of this plan. No grants were issued under this plan in 2021 and 2020.
Long-Term Incentive Plan ("LTIP") - Restricted Stock Units and Restricted Stock Awards
Under Alcon's LTIP, certain associates may receive grants of RSUs and RSAs (together "Restricted awards"). The awards generally vest on the third anniversary of the award and are generally forfeited if the employment relationship with Alcon terminates prior to vesting. Recipients of RSU awards do not have any shareholder rights, such as voting or dividend rights, until the shares are delivered. Alcon associates receiving grants of RSAs are entitled to the dividends that may be declared and paid over the vesting period only if the associates vest in such award.
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
PSUs awarded to plan participants are granted at target incentive ranges from 35% to 430% of base compensation and vest over a three-year period. The payout between 0% and 200% of target is dependent upon four equally weighted performance metrics which are determined at the onset of the performance period by the Alcon Inc. Board of Directors. The metrics include compound annual growth rate of Net sales, compound annual growth rate of core EPS, market share of peers, and innovation. The Alcon Inc. Board of Directors and the Compensation Committee assess the performance against the defined measures, including input from the Innovation Committee for the innovation metric, and approve the final payout. PSUs granted under the performance plan do not carry voting rights, but do carry dividend equivalents that are paid in cash or Alcon Inc. shares at vesting, provided participants remain associates of Alcon.
Prior to the Spin-off, Alcon associates participated in the Former Parent's Long-Term Performance Plan ("LTPP") and Long-Term Relative Performance Plan ("LTRPP"), which were substantially similar to Alcon's LTIP performance program.
Swiss Employee Share Ownership Plan and other share savings plans
Alcon associates in certain countries are encouraged to invest in share savings plans. Under the share savings plans, participants may elect to receive some of their wages or annual incentives in Alcon Inc. shares in lieu of cash. Subject to plan rules and limitations, as a reward for their participation in the share savings plans, at no additional cost to the participant, Alcon may partially match their investments in shares after a holding period of 3 years.
Prior to the Spin-off, Alcon associates participated in the Former Parent's share savings plans, which were substantially similar to and replaced by Alcon's share savings plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

25.     Related parties transactions
Executive officers
The following table summarizes compensation information for key management personnel:

($ millions)	2021	2020	2019
Cash and other compensation	19.3	12.8	12.5
Post-employment benefits	0.9	1.1	0.9
Equity-based compensation	20.9	9.2	10.7
Total	41.1	23.1	24.1
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
The following table summarizes amounts for the year ended December 31, 2019:

($ millions)	2019 (1)
Contract manufacturing revenues from former parent	47
Purchases from former parent	19
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
Services provided by Former Parent
Services provided by Novartis Group to Alcon in 2019 prior to the Spin-off totaled $40 million and primarily related to human resources operations, real estate and facility services, and information technology.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

26.     Commitments and contingencies
Commitments
Research & development
Alcon has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Alcon that may be capitalized. As of December 31, 2021, the commitments to make payments under those agreements, and their estimated timing, were as follows:

($ millions)	2021
2022	4
2023	4
2024	—
2025	3
2026	—
Thereafter	44
Total	55
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
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow.
Governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including marketing practices, pricing, corruption, trade restrictions, embargo legislation, insider trading, antitrust, cyber security and data privacy. Further, when one government or regulatory authority undertakes an investigation, it is not uncommon for other governments or regulators to undertake investigations regarding the same or similar matters. Responding to such investigations is costly and requires an increasing amount of management's time and attention. In addition, such investigations may affect Alcon's reputation, create a risk of potential exclusion from government reimbursement programs in the United States and other countries, and may lead to (or arise from) litigation. These factors have contributed to decisions by Alcon and other companies in the healthcare industry, when deemed in their interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities or a court. Those government settlements have involved and may continue to involve, in current government investigations and proceedings, large cash payments, sometimes in the hundreds of millions of dollars or more, including the potential repayment of amounts allegedly obtained improperly and other penalties, including treble damages. In addition, settlements of government healthcare fraud cases often require companies to enter into corporate integrity agreements, which are intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.
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
Alcon has no significant environmental liabilities as at December 31, 2021 and 2020 and has incurred no significant remediation costs for the years ended December 31, 2021, 2020 and 2019.

27.     Subsequent events
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. Pursuant to the terms and subject to the conditions of the Option Agreement and Plan of Merger, as amended, Alcon agreed to pay total upfront consideration of $478 million and additional amounts to be potentially paid upon achievement of a development milestone and commercial milestones calculated as a percentage of sales in excess of defined targets that expire in calendar year 2024. The acquisition will be accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired on the closing of the acquisition is concentrated in the value of Hydrus Microstent commercially marketed product intangible assets, being a group of identifiable assets. Consequently, a relative fair value approach was taken for allocating the consideration to the acquired assets and liabilities with no goodwill recognized. The preliminary purchase price allocation includes approximately $449 million of intangible assets, primarily related to currently marketed products, $39 million of tangible assets and approximately $10 million of assumed liabilities. Cash paid for the acquisition, net of cash acquired, was $475 million.
Board of Directors approval of AGM agenda
On February 15, 2022, the Alcon Board of Directors approved the proposal to submit the 2021 financial statements of Alcon Inc. and these Consolidated Financial Statements for approval at the Annual General Meeting on April 27, 2022. Additionally on February 15, 2022, the Board proposed a dividend of CHF 0.20 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $108 million using the CHF/USD exchange rate as of February 10, 2022.
The Board of Directors has evaluated subsequent events as they relate to Alcon for potential recognition or disclosures from January 1, 2022 to the date of the approval of these Consolidated Financial Statements and has determined there are no additional subsequent events to be reported in these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

28.     Alcon subsidiaries
The following table lists the subsidiaries of Alcon Inc. with Total assets or Net sales to third parties in excess of $5 million included in the Consolidated Financial Statements at and for the year ended December 31, 2021, respectively. The equity interest percentage shown in the table represents Alcon's share in voting rights in those entities. Unless otherwise stated, each entity has share capital consisting of equity held directly by the Company or another of its consolidated subsidiaries.

Country of organization/Entity name	Place of business	Equity interest
Argentina
Alcon Laboratorios Argentina S.A.	Buenos Aires	100%
Australia
Alcon Laboratories (Australia) Pty Ltd	Macquarie Park	100%
Austria
Alcon Ophthalmika GmbH	Wein	100%
Belgium
Alcon Laboratories Belgium BVBA	Puurs	100%
Alcon N.V.	Vilvoorde	100%
Brazil
Alcon Brasil Cuidados com a Saúde Ltda.	São Paulo	100%
Canada
Alcon Canada Inc.	Mississauga, Ontario	100%
Chile
Alcon Laboratorios Chile Ltd.	Santiago de Chile	100%
China
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing	100%
Alcon Hong Kong Limited	Hong Kong	100%
Colombia
Laboratorios Alcon de Colombia S.A.	Santafé de Bogotá	100%
Czech Republic
Alcon Pharmaceuticals (Czech Republic) s.r.o.	Prague	100%
Denmark
Alcon Nordic A/S	Copenhagen	100%
Ecuador
AlconLab Ecuador S.A.	Quito	100%
France
Laboratoires Alcon S.A.S.	Rueil-Malmaison	100%
Germany
Alcon Deutschland GmbH	Freiburg im Breisgau	100%
CIBA Vision GmbH	Grosswallstadt	100%
WaveLight GmbH	Erlangen	100%
Greece
Alcon Laboratories Hellas- Single Member Commercial and Industrial S.A.C.I.	Maroussi, Athens	100%
Hungary
Alcon Hungary Pharmaceuticals Trading Limited Liability Company	Budapest	100%
India
Alcon Laboratories (India) Private Limited	Bangalore	100%
Indonesia
PT. CIBA Vision Batam	Batam	100%
Ireland
Alcon Laboratories Ireland Limited	Cork City	100%
Israel
Optonol Ltd.	Neve-Ilan	100%
Italy
Alcon Italia S.p.A.	Milano	100%
Japan
Alcon Japan Ltd.	Tokyo	100%
Malaysia
Alcon Laboratories (Malaysia) Sdn. Bhd.	Petaling Jaya	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
CIBA Vision Johor Sdn. Bhd.	Johor	100%
Mexico
Alcon Laboratorios, S.A. de C.V.	Ciudad de Mexico	100%
Netherlands
Alcon Nederland B.V.	Gorinchem	100%
New Zealand
Alcon Laboratories (New Zealand) Ltd.	Remuera	100%
Panama
Alcon Centroamerica S.A.	Panama City	100%
Peru
Alcon Pharmaceutical del Peru S.A.	Lima	100%
Philippines
Alcon Laboratories (Philippines), Inc.	Pasig City	100%
Poland
Alcon Polska Sp. z o.o.	Warszawa	100%
Portugal
Alcon Portugal-Produtos e Equipamentos Oftalmológicos Lda.	Porto Salvo	100%
Puerto Rico
Alcon (Puerto Rico), Inc.	Cataño, PR	100%
Romania
Alcon Romania S.R.L.	Bucharest	100%
Russian Federation
Alcon Farmacevtika LLC	Moscow	100%
Singapore
Alcon Pte Ltd	Singapore	100%
Alcon Singapore Manufacturing Pte Ltd	Singapore	100%
CIBA Vision Asian Manufacturing and Logistics Pte Ltd.	Singapore	100%
South Africa
Alcon Laboratories (South Africa) (Pty) Ltd.	Midrand	100%
South Korea
Alcon Korea Ltd.	Seoul	100%
Spain
Alcon Healthcare S.A.	Barcelona	100%
Switzerland
Alcon Grieshaber AG	Schaffhausen	100%
Alcon Management SA	Vernier	100%
Alcon Pharmaceuticals Ltd.	Fribourg	100%
Alcon Services AG	Fribourg	100%
Alcon Switzerland SA	Zug	100%
Thailand
Alcon Laboratories (Thailand) Limited	Bangkok	100%
Turkey
Alcon Laboratuvarlari Ticaret A.S.	Istanbul	100%
Ukraine
Alcon Ukraine LLC	Kiev	100%
United Kingdom
Alcon Eye Care UK Limited	Frimley/Camberley	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
United States of America
Alcon Finance Corporation	Fort Worth, TX	100%
Alcon Laboratories, Inc.	Fort Worth, TX	100%
Alcon LenSx, Inc.	Fort Worth, TX	100%
Alcon RefractiveHorizons, LLC	Fort Worth, TX	100%
Alcon Research, LLC	Fort Worth, TX	100%
Alcon Vision, LLC	Fort Worth, TX	100%
CIBA Vision, LLC	Fort Worth, TX	100%
WaveLight, Inc.	Fort Worth, TX	100%
PowerVision, Inc.	Fort Worth, TX	100%
Tear Film Innovations, Inc.	Fort Worth, TX	100%
TrueVision Systems, Inc.	Fort Worth, TX	100%
Uruguay
Alcon Laboratorios Uruguay S.A.	Montevideo	100%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Alcon Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Alcon Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Goodwill and Alcon Brand Name Impairment Assessments
As described in Notes 3 and 10 to the consolidated financial statements, as of December 31, 2021 the Company had $8.9 billion of goodwill, as well as a $3.0 billion indefinite life intangible asset related to the Alcon brand name. An impairment assessment on goodwill and indefinite life intangible assets, which is performed over the groupings of cash generating units containing goodwill or the Alcon brand name, is performed at least annually. A cash generating unit to which goodwill has been allocated is considered impaired when its carrying amount, including the goodwill, exceeds its recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. An intangible asset other than goodwill is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessment. In most cases, no direct or indirect observable market prices for identical or similar assets are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is based on net present value techniques utilizing post-tax cash flows and discount rates. The estimates used by management in calculating the net present values involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, terminal growth rate, discount rate, and additionally for the Alcon brand name, royalty rate.
The principal considerations for our determination that performing procedures relating to the goodwill and Alcon brand name impairment assessments is a critical audit matter are the significant judgment by management when determining the fair value less costs of disposal, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating, for (i) goodwill, management’s significant assumptions related to long-term sales forecasts and discount rate, and (ii) the Alcon brand name, management’s significant assumptions related to long-term sales forecasts, discount rate and royalty rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and the Alcon brand name impairment assessments, including controls over the determination of the fair value less costs of disposal. These procedures also included, among others, testing management’s process for developing the fair value less costs of disposal estimates; evaluating the appropriateness of the estimates; testing the completeness, accuracy, and relevance of underlying data used; and evaluating the significant assumptions used by management related to long-term sales forecasts, discount rates and royalty rate. Evaluating management’s assumptions related to long-term sales forecasts involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management's estimation method of fair value less costs of disposal and the discount rate and royalty rate significant assumptions.
In-Process Research and Development and Definite Lived Intangible Asset Impairment Assessments
As described in Notes 3 and 10 to the consolidated financial statements, as of December 31, 2021 the Company had $557 million of in-process research and development (IPR&D) intangible assets and $5,228 million of definite lived intangible assets. IPR&D is evaluated for potential impairment on an annual basis or when facts and circumstances warrant. Individual definite lived intangible assets are evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. An intangible asset is considered impaired when its carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessment. In most cases, no direct or indirect observable market prices for identical or similar assets are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is based on net present value techniques utilizing post-tax cash flows and discount rates. The estimates used by management in calculating the net present values involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, and discount rates, and additionally for IPR&D intangible assets, the timing and probability of success.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s IPR&D and definite lived intangible asset impairment assessments, including controls over the determination of the fair value less costs of disposal. These procedures also included, among others, testing management’s process for developing the fair value less costs of disposal estimates; evaluating the appropriateness of the estimates; testing the completeness, accuracy, and relevance of underlying data used; and evaluating the significant assumptions used by management related to long-term sales forecasts, discount rates and probability of success. Evaluating management’s assumptions related to long-term sales forecasts and probability of success involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business, and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Evaluating management’s assumption related to long-term sales forecasts also involved considering consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of management's estimation method of fair value less costs of disposal and the discount rate significant assumptions.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas
February 15, 2022

We have served as the Company’s auditor since 2019.