Form 20-F
period 2022-12-31
ALCON INC
filed 2023-02-27
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring the shell company report __________
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐
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
Unless the context requires otherwise, the words "we", "our", "us", "Alcon", "Company" and similar words or phrases in this Annual Report refer to Alcon Inc. and its consolidated subsidiaries and the words "Novartis", "Novartis Group" and "Former Parent" refer to Novartis AG and its consolidated affiliates. The term "Alcon Division" means the Alcon business as it was operated under Novartis. The term "Spin-off" refers to the distribution of a dividend-in-kind of Alcon shares to Novartis shareholders and American Depository Receipt holders as approved by Novartis shareholders at their Annual General Meeting held on February 28, 2019. In this Annual Report, references to the "eye care market" are to the Surgical and Vision Care markets in which we participate, including the sale of ophthalmic surgical devices, contact lenses and ocular health products, but not including the sale of spectacles and prescription ophthalmic pharmaceutical products other than glaucoma pharmaceutical products; references to "United States dollars", "US dollars", "USD" or "$" are to the lawful currency of the United States of America, and references to "CHF" are to Swiss francs, the lawful currency of Switzerland; references to "International" are to the entire world except the United States of America, unless the context otherwise requires; references to "associates" are to our employees; references to the "SEC" are to the US Securities and Exchange Commission; references to the "FDA" are to the US Food and Drug Administration; references to "EMA" are to the European Medicines Agency, an agency of the EU; references to the "NYSE" are to the New York Stock Exchange; references to the "SIX" are to the SIX Swiss Exchange; references to "AT-IOL" mean advanced technology intraocular lenses; and references to "Alcon shares" or "our shares" are to Alcon ordinary shares, nominal value CHF 0.04 per share, with ticker symbol "ALC."
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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This Annual Report contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our transformation program, market growth assumptions, our sustainability and diversity plans, targets, goals and expectations, and generally, our expectations concerning our future performance. You should not place undue reliance on these statements.
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
•supply constraints and increases in the cost of energy;
•our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers;
•our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests;
•our success in completing and integrating strategic acquisitions;
•the success of our research and development efforts, including our ability to innovate to compete effectively;
•global and regional economic, financial, legal, tax, political and social change;
•our ability to comply with all laws to which we may be subject;
•pricing pressure from changes in third party payor coverage and reimbursement methodologies;
•our ability to properly educate and train healthcare providers on our products;
•our reliance on outsourcing key business functions;
•our ability to attract and retain qualified personnel;
•the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices;
•the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing;
•our ability to protect our intellectual property;
•our ability to service our debt obligations;
•the need for additional financing through the issuance of debt or equity;
•the effects of litigation, including product liability lawsuits and governmental investigations;
•effect of product recalls or voluntary market withdrawals;

•the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets;
•legislative, tax and regulatory reform;
•the impact of being listed on two stock exchanges;
•the ability to declare and pay dividends;
•the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; and
•the effect of maintaining or losing our foreign private issuer status under US securities laws.
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
We are heavily dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support our business processes. We are also increasingly seeking to develop technology-based products to improve patient welfare in a variety of ways, which could also result in us gathering personal information about patients and others electronically. Failure to update software that runs on our medical devices could increase the vulnerability of those devices to attacks by criminals, which could adversely impact a healthcare facility’s operations, patient safety, data confidentiality and data integrity.
The size and complexity of these information technology systems, and, in some instances, their age, make them potentially vulnerable to external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, including state-sponsored cybercrimes, malware, misplaced or lost data, programming or human errors or other similar events. Furthermore, because cyber-threats continue to evolve and become more sophisticated, it is becoming increasingly difficult to detect and successfully defend against them, particularly because there is strong competition to hire a limited pool of individuals with a cybersecurity skill set. Consequently, there is a risk that a cybersecurity breach remains undetected for a period of time.
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
A cybersecurity breach could negatively impact important business processes, such as the conduct of scientific research and clinical trials, the submission of the results of such efforts to health authorities in support of requests for product approvals, the functioning of our manufacturing and supply chain processes, our compliance with legal obligations and our other key business activities, including our associates' ability to communicate with one another and with third parties. These risks have been heightened recently as many of our office-based associates work from home part of the week. Such potential information technology issues could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. Furthermore, malfunctions in software or in devices that make significant use of information technology, including our surgical equipment, could lead to a risk of harm to patients.
Cybersecurity breaches, technology disruptions, privacy violations, or similar issues could cause the loss of trade secrets or other intellectual property, expose personal information and interrupt our operations, all of which could result in enforcement actions or liability, including potential government fines, claims for damages, remediation costs and shareholders' litigation. Any such events could require us to expend significant resources beyond those we already invest to further modify or enhance our protective measures, to remediate any damage and to enable the continuity of our business.
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
We are subject to certain privacy laws and regulations that continue to evolve, including Swiss privacy laws, the EU's General Data Protection Regulation and the California Consumer Privacy Act. In addition, there are different and potentially conflicting data privacy laws in effect in the various jurisdictions in which we operate and we must understand and comply with each law and standard in each of these jurisdictions while ensuring the data is secure. In addition, we must make significant efforts to ensure that any international transfers of personal data are done in compliance with applicable law. Failure to comply with these laws could lead to significant monetary liability and reputational damage.
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
Under the DPA, the DoJ has agreed to defer prosecution for three years of the facts acknowledged by us that occurred between 2007 and 2014, after which period the charges will be dismissed with prejudice if we do not violate the terms of the DPA. If the DoJ determines that we have breached the DPA, the length of the DPA could be extended, the terms could be modified, a monitor could be appointed and/or we could be subject to prosecution and additional fines or penalties, including the deferred charges. Criminal prosecution or sanctions could have a material adverse effect on our business, including reputational damage, financial condition, results of operations or cash flows.
Disruptions in our global supply chain or important facilities could cause production interruptions, delays and inefficiencies.
We are engaged in manufacturing and sourcing of products and materials on a global scale. Our operations and those of our suppliers could be disrupted by a number of factors, including: disruptions in logistics; strikes and other labor disputes; loss or impairment of key manufacturing sites; loss of key suppliers; supplier capacity constraints; raw material and product quality or safety issues; inflation; industrial accidents or other occupational health and safety issues; the impact on our suppliers of tighter credit or capital markets; epidemics and pandemics; and natural and man-made disasters, including climatic events (including any potential effect of climate change), power grid failures, acts of war or terrorism, workplace violence; political unrest, fires or explosions and other external factors over which we have no control.
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
In the past couple of years, we have incurred shortages of critical components. For example, in 2022, our contact lens care business was impacted by a shortage of components used to manufacture the bottles. In 2021, there was a global shortage of semiconductor chips, which are an essential component to the manufacture of our equipment. These types of shortages have resulted, and may continue to result, in delays in the manufacture of our products, increased costs to source alternative supplies, harm to our reputation, loss of business to competitors, and otherwise materially and adversely affect our business and operations.
Finally, in some cases, we manufacture our products at a single manufacturing facility. In many cases, regulatory approvals of our products are limited to a specifically approved manufacturing facility. If we fail to produce enough of a product at a facility, or if our manufacturing process at that facility is disrupted, we may be unable to deliver that product to our customers on a timely basis. Problems may arise during the manufacturing process for a variety of reasons, including technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility (as a result of a natural or man-made disaster, use and storage of hazardous materials or other events), power grid failures or other reasons. In the event of a quality control issue, we may voluntarily, or our regulators may require us to, close a facility indefinitely. If any such problems arise, we may be unable to purchase substitute products from third-party manufacturers to make up any resulting shortfall in the production of a product, as such third-party manufacturers may only exist in limited numbers or appropriate substitutes may not be available. This risk is particularly relevant with respect to products for which we represent a substantial portion of the market, such as vitreoretinal equipment and other vitreoretinal-related products including viscoelastic. A failure to deliver products on a timely basis could lead to customer dissatisfaction and damage to our reputation. Significant delays in the delivery of our products or a delay in the delivery of a key product could also negatively impact our sales and profitability.

Continued energy supply constraints and increases in the cost of energy, including as a result of the ongoing conflict in Ukraine, could adversely impact our results of operations.
We use natural gas and electricity to operate our manufacturing plants, and these operations can be directly affected by volatility in the cost and availability of energy, which is often subject to factors outside of our control. The ongoing conflict between Russia and Ukraine has impacted global energy markets, particularly in Europe where we have several manufacturing plants, leading to high volatility and increased prices for natural gas and electricity. Reductions in the supply of natural gas from Russia to Europe have led to ongoing supply shortages in Europe, and European Union member states have recently agreed to a voluntary short-term reduction of natural gas usage as a result of these shortages. Continued natural gas supply shortages, or a shutdown of natural gas supply from Russia, could lead to additional price increases, energy supply rationing, or temporary reduction in operations or closure of our manufacturing plants leading to an inability to meet demand and harm to our reputation with healthcare providers and patients, all of which could have a material adverse impact on our business or results of operations.
Our inability to forecast demand accurately may adversely affect our sales and earnings and add to sales variability from quarter to quarter.
We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices, changes to our products, product transfers or the life cycle of our products. To successfully manage our inventories, we must estimate demand from our customers and produce products in sufficient quantity that substantially corresponds to that demand. If we fail to adequately forecast demand for any product, or fail to determine the optimal product mix for production purposes, we may face production capacity issues in manufacturing sufficient quantities of a given product. In addition, failures in our information technology systems or human error could also lead to inadequate forecasting of our overall demand or product mix.
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
Environmental, social and governance matters may impact our business and reputation.
In addition to the importance of our financial performance, investors, investor advocacy groups, lenders, and other market participants are increasingly judging companies by their performance on a variety of environmental, social and governance ("ESG") matters, which are considered to contribute to the long-term sustainability of companies’ performance. To help judge a company’s ESG performance, a variety of organizations rate a company’s ESG performance based on a variety of ESG topics, and the results of these assessments are widely publicized. In addition, some investors now use ESG criteria to determine whether Alcon qualifies for inclusion in their investment portfolio while investment in funds that specialize in companies that perform well in ESG assessments are increasingly popular. Topics taken into account in such assessments include, among others, our efforts and impacts on climate change and human rights, diversity and inclusion, ethics and compliance with law, the role of our board of directors in supervising various sustainability issues and the public’s ability to access our products and solutions.
We are frequently asked by investors and other stakeholders to set ambitious ESG goals and provide new and more robust disclosure on goals, progress toward goals and other matters of interest to ESG stakeholders. In addition, a number of our customers, particularly EU and UK governments, have adopted, or may adopt, procurement policies that impose sustainability standards. Our ability to sell to these customers, including the ability to win public tenders, may depend, in part, on whether we can meet, and provide evidence of meeting, those sustainability standards. In response, we have adapted the tracking and reporting of our corporate responsibility program to various evolving ESG frameworks, and we have established and announced goals and other objectives related to ESG matters. These goal statements reflect our current plans and aspirations and, due to various factors many of which are beyond our control, we may be unable to achieve them. Our efforts to accomplish and accurately report on these goals and objectives present numerous operational, reputational, financial, legal and other risks, any of which could have a material negative impact, including on our reputation and stock price.
The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to evolve. Our selection of disclosure frameworks that seek to align with various reporting standards may change from time to time and may result in a lack of consistent or meaningful comparative data from period to period. In addition, the US, Swiss, European, and other regulatory authorities may impose mandatory disclosure requirements with respect to ESG matters, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. In addition, enhancements to our processes and controls to reflect evolving reporting standards may be costly and require additional resources.
If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain associates, our ability to compete, and our attractiveness as an investment could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation.
We may not successfully complete and integrate strategic acquisitions to expand or complement our business.
As part of our growth strategy, we regularly evaluate and pursue external investments, alliances, license arrangements, acquisitions and other transactions, which we collectively refer to as "BD&L" transactions, to expand or complement our business. For example, in 2022, we closed the acquisitions of Ivantis, Inc. and Aerie Pharmaceuticals, Inc., as well as the product acquisitions from Kala Pharmaceuticals, Inc. These and other ventures may bring new technologies, products or customers to enhance our position in the ophthalmic industry. We may be unable to identify suitable acquisition candidates at attractive prices or at all. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates and governmental regulation (including market concentration limitations and other competition laws).
Further, even if we are successful in completing an acquisition, we could face risks relating to our ability to:
•successfully integrate the venture due to corporate cultural differences, difficulties in retaining key personnel, customers and suppliers, coordination with other products and changing market preferences;
•maintain uniform standards, controls, procedures and policies throughout acquired companies, including effective integration of acquired companies into our internal control over financial reporting;
•achieve expected synergies and obtain the desired financial or strategic benefits from acquisitions within the anticipated time periods, if at all; and
•successfully enter categories and markets in which we may have limited or no prior experience.
Moreover, acquisitions demand significant company resources and could divert management's attention from our existing business, result in liabilities being incurred that were not known at the time of acquisition or create tax or accounting issues. Furthermore, acquisitions or ventures could also result in potentially dilutive issuances of equity securities, the incurrence of debt, the assumption of contingent liabilities, an increase in expenses related to certain assets and increased operating expenses, all of which could adversely affect our financial condition and results of operations. Significant judgment is required to determine which transactions will result in optimal returns, and to the extent that the economic benefits associated with any of our acquisitions or investments do not meet our expectations, we may be required to record impairment charges related to goodwill, intangible assets or other assets associated with such transactions.
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
Our industry is highly competitive and, in both our surgical and vision care businesses, we face intense competition. For example, in our surgical business, we face a mixture of competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of specialized products. Development by other companies of new or improved products, processes or technologies may make our products or proposed products less competitive or obsolete. In contact lenses, we face intense competition from existing competitors' products and expect increased competition from contact lens manufacturers in Asia. New market entrants and existing competitors are also challenging distribution models with innovation in non-traditional, disruptive models such as direct-to-consumer, Internet and other e-commerce sales opportunities, which could adversely impact the importance of the traditional eye care professional ("ECP") channel in which we have a significant presence and may lead to greater pricing pressure. Our vision care business also competes with manufacturers of eyeglasses and providers of other forms of vision correction including ophthalmic surgery. New drug discoveries have the potential to disrupt core elements of our surgical and vision care businesses.
While we currently enjoy leading positions within our industry, our success highly depends on our ability to maintain or build on those leading positions. We cannot predict the timing or impact of the introduction of competitive products, including new market entries, “generic” versions of our approved products, or private label products that treat the same conditions as those of our products. To compete effectively, we must continue to create, invest in or acquire advanced technology, incorporate this technology into our proprietary products, obtain regulatory approvals in a timely manner where required and manufacture and successfully market our products. See “–We may not successfully complete and integrate strategic acquisitions to expand or complement our business” and “–Our research and development efforts may not succeed in bringing new products to market or may fail to do so in a cost-efficient manner or in a manner sufficient to grow our business, replace lost sales or take advantage of new technologies.”
Shifts in industry market share can occur in connection with product issues, physician advisories, safety alerts and publications about our products. New products from our competitors may be safer or more effective, more convenient to use, have better insurance coverage or reimbursement levels or be more effectively marketed than our own products. Specifically in the case of pharmaceuticals, the generic versions of our competitors’ branded products or our own branded products may be sold at a substantially lower price than our own products. Further, in the current environment of managed care, consolidation among healthcare providers, increased competition and declining reimbursement rates, unless we innovate, we must increasingly compete on the basis of price.
Finally, our financial performance also depends on our ability to successfully build and expand our markets. For example, while we currently expect our key markets to grow, particularly in multifocal contact lenses and AT-IOLs, the size of the markets in which we compete may not increase above existing levels, we may not be able to regain or gain market share, expand our market penetration or the size of the market for our products or compete effectively, and the number of procedures in which our products are used may not increase above existing levels. Decreases in market sizes or our market share and declines in average selling prices or procedural volumes could materially adversely affect our results of operations or financial condition. Furthermore, our failure to expand our markets beyond existing levels could impact our ability to grow in line with or above current industry standards. Moreover, our ability to respond to competitive pressures will depend on our ability to decrease our costs, maintain gross margins and operating results, achieve manufacturing efficiencies and maintain manufacturing capacity.
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
Further, even if we are able to secure regulatory approval and achieve initial commercial success of our products, our products may abruptly cease to be commercially viable due to the discovery of adverse health effects. See "-We may implement product recalls or voluntary market withdrawals of our products."
If we are unable to maintain a cost-effective flow of successful new products sufficient to maintain and grow our business, cover any sales erosion due to competition and take advantage of market opportunities, this lack of innovation could have a material adverse effect on our business, financial condition or results of operations. For a description of the government approval processes which must be followed to market our products, see "-Regulatory clearance and approval processes for our products are expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our products" and "Item 4. Information on the Company-4.B. Business Overview-Government Regulation".
Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business.
We sell our products in more than 140 countries. As a result, local and regional economic and financial environments and political and social conditions throughout the world influence and affect our results of operations and business.
Unpredictable political and social conditions currently exist in various parts of the world, particularly in emerging markets, including a backlash against free trade, anti-immigrant sentiment, social unrest, a refugee crisis, food and water shortages, COVID-19 related actions, terrorism and the risk of direct conflicts between nations. In addition, the current trade environment is extremely volatile, including the imposition of trade tariffs, trade or economic sanctions, or other restrictions. Changes in trade policy vis-à-vis countries that we operate in could affect our ability to sell products and/or increase the cost of doing business in such countries. For example, we expect that the ongoing trade dispute between the US and China, which has been exacerbated over tensions involving Taiwan, could potentially have an adverse effect on the export of our surgical equipment to China. Similarly, following the UK's "Brexit" and with the rise of nationalist, separatist and populist sentiment in various countries, there is a risk that barriers to free trade and the free movement of people may rise in Europe. As we have a sizable commercial presence in the UK, the continuing uncertainty surrounding the effect of "Brexit" may impact our business in the UK and the rest of Europe, including our costs and the distribution of our products in those markets. In other cases, economic nationalism programs that require governments to purchase products made in their own country, such as the policies China has recently enacted, can make it difficult for us to compete. Further, significant conflicts continue in parts of the Middle East, including conflicts involving Saudi Arabia and Iran, and with respect to places such as North Korea, Ukraine, and Taiwan. Collectively, such difficult conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties of international transactions.
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

If we fail to comply with applicable anti-corruption and anti-bribery laws, export control laws, trade sanction laws, or other global trade laws, we could be subject to penalties and civil and/or criminal sanctions and our business could be materially adversely affected.
We have extensive international operations and sell our product in more than 140 countries, including in countries that are perceived to have heightened levels of public sector corruption. Operating in such jurisdictions subjects us to increased scrutiny and heightens the risk of violating worldwide anti-bribery laws, including those that prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business, such as the FCPA, and laws that prohibit commercial bribery. Our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our associates or agents.
In addition, we are required to comply with various global trade laws that apply to our worldwide operations, including import laws and export control and economic sanctions laws, which may affect our transactions with certain customers. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products or services. In other circumstances, we may be required to obtain an export license before exporting the item.
Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory. Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could result in criminal, civil and administrative penalties and could have an adverse effect on our results of operations. For example, as a result of Russia's invasion of Ukraine, the US, Swiss, EU and UK governments, among others, have developed coordinated sanctions and export control measure packages including: comprehensive financial sanctions against major Russian banks (including SWIFT cut off); additional designations of Russian individuals with significant business interests, involvement in Russian military activities, or government connections; and enhanced export controls and trade sanctions targeting Russia's imports of a wide range of goods as a whole. While not material to our overall sales, we have continued to ensure that patients and eye care professionals in Russia and Belarus have sustained, equal access to our eye care products and services. Our business must be conducted in compliance with applicable economic and trade sanction laws and regulations, many of which are changed or strengthened frequently often without much notice. Any violation of the applicable global trade laws could result in government investigations, adverse media coverage and criminal or civil sanctions, which could disrupt our business and adversely affect our reputation and business, results of operations, cash flows and financial condition.
Changes in third-party payor coverage and reimbursement methodologies and potential regulatory price controls may adversely impact our ability to sell our products at prices necessary to support our current business strategy.
The prices, sales and demand for some of our products, in particular our surgical and pharmaceutical products, could be adversely affected by the increased emphasis managed care organizations and governments continue to place on reducing health care costs. In addition, some third-party payors will not provide reimbursement for a new product until we demonstrate the innovative value or improved patient outcomes of the new product, which could impact our ability to grow the market for sales of the product. For our pharmaceutical products, we must compete to be placed on formularies of managed care organizations. Exclusion of a product from a formulary can lead to reduced usage in the managed care organization. There have also been recent initiatives by third-party payors to challenge the prices charged for medical products. Physicians, eye care professionals and other healthcare providers may be reluctant to purchase our products if they do not receive adequate reimbursement from third-party payors to cover the cost of those products and for procedures performed using those products. This risk can be heightened in times of higher inflation if reimbursement rates do not keep pace with increasing costs. Reductions in the prices for our products in response to these trends could reduce our profit margins, which would adversely affect our ability to invest and grow our business.
Governmental programs that typically reimburse at predetermined fixed rates may also decrease or otherwise limit amounts available through reimbursement. For example, in the EU, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which products are reimbursed under state-run healthcare schemes. Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states. Countries implementing a volume-based procurement process, such as the one initiated in China in 2018, can lead to decreased prices. The US recently passed the Inflation Reduction Act, which makes significant changes to how drugs are covered and paid for under the Medicare program, including the creation of financial penalties for drugs whose prices rise faster than the rate of inflation, redesign of the Medicare Part D program to require manufacturers to bear more of the liability for certain drug benefits and the introduction of government price-setting for certain Medicare Part D drugs starting in 2026. Other governmental funding restrictions, legislative proposals and interpretations of policy may negatively impact amounts available through reimbursement, including by restricting payment increases to hospitals and other providers through reimbursement systems, or by restricting whether reimbursement is available for our products at all.
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
We market our surgical and certain of our vision care products including pharmaceutical products to healthcare providers, including ECPs, public and private hospitals, ambulatory surgical centers, eye clinics and ophthalmic surgeons' offices and group purchasing organizations and our other vision care products to retailers and distributors. We have developed, and strive to maintain, strong relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of consumer and surgeon needs. We rely on these groups to recommend our products to their patients and to other members of their organizations.
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
In our surgical business and with our pharmaceutical products, ECPs, including ophthalmic surgeons, play a significant role in determining the course of treatment and, ultimately, the type of products that will be used to treat a patient for cataracts, vitreoretinal conditions, refractive errors, glaucoma and dry eye, among other things. As a result, it is important for us to properly and effectively market our products to ECPs. Acceptance of our products also depends on our ability to train ECPs and their clinical staff on the safe and appropriate use of our products, which takes time. This training process may take longer than expected and may therefore affect our ability to increase sales. Following completion of training, we rely on the trained ECPs to advocate the benefits of our products in the broader marketplace. Convincing ECPs to dedicate the time and energy necessary for adequate training is challenging, and we may not be successful in these efforts. If we are not successful in convincing ECPs of the merits of our products or educating them on the use of our products, they may not use our products and we will be unable to fully commercialize or profit from such products.
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
Ultimately, if the third parties, fail to meet their obligations to us, we may lose our investment in the collaborations and fail to receive the expected benefits of these arrangements. Contractual remedies may be inadequate to compensate us for the damage to our business or lost profits. In addition, many of the companies to which we outsource key business functions may have more limited resources compared to us, and, in particular, may not have internal compliance resources comparable to those within our organization. Should any of these third parties fail to carry out their contractual duties or regulatory obligations or fail to comply with the law, including laws relating to anti-bribery laws and export and trade controls, or should they act inappropriately in the course of their performance of services for us, there is a risk that we could be held responsible for their acts, that our reputation may suffer and that penalties may be imposed upon us. Any such failures by third parties could have a material adverse effect on our business, financial condition, results of operations or reputation.
We may be unable to attract and retain qualified personnel.
We are highly dependent upon skilled personnel in key parts of our organization, and we invest heavily in recruiting, training and retaining qualified individuals, including significant efforts to enhance the diversity of our workforce. The loss of the service of key members of our organization-including senior members of our scientific and management teams, high-quality researchers and development specialists and skilled personnel in developing countries-could delay or prevent the achievement of major business objectives.
In addition, our ability to hire qualified personnel also depends on the flexibility to reward superior performance and to pay competitive compensation. Laws, regulations and customary practice on executive compensation, including legislation and customary practice in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. For example, pay benchmarks for Swiss and other European companies may be inconsistent with the current market in the US, making it more difficult to recruit talent in the US, which has a large concentration of medical device talent. Further, certain associates are required to travel frequently between Switzerland and the US. These associates may be unwilling or unable to make such a commitment. Finally, changes to immigration policies in the numerous countries in which we operate, including the US, as well as restrictions on global travel as a result of local or global public health crises requiring quarantines or other precautions to limit exposure to infectious diseases, may limit our ability to hire or retain talent in, or transfer talent to, specific locations.
Finally, our business, particularly the manufacturing of our products, requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations, including the manufacturing of our products. Due to the tight labor market, we have experienced, and expect to continue to experience, increases in labor costs to remain competitive in retaining talent. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.
Unauthorized or illegal distribution may harm our business and reputation.
Our products may be subject to competition from lower priced versions of our products intended to be sold in countries where there are government imposed price controls or other market dynamics that make the products lower priced. Despite government regulations aimed at limiting such imports, the volume of imports may continue to rise in certain countries. This importation may adversely affect our profitability in the US and elsewhere and could become more significant in the future.
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
Most of our products are regulated as medical devices or pharmaceuticals and face difficult development and approval processes in most jurisdictions we operate in, particularly in the US and EU; however other products may be regulated as other categories such as lasers, dietary supplements and medical foods. We discuss these regulations more thoroughly "Item 4. Information on the Company-4.B. Business Overview-Government Regulation-Product Approval and Monitoring".
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
The protections afforded by these intellectual property rights may limit the ability of competitors to commercialize products covered by the applicable intellectual property rights, but they do not prevent competitors from marketing alternative products that compete with our products. In addition, these intellectual property rights may be challenged by third parties and regulatory agencies, and intellectual property treated as trade secrets and protected through confidentiality agreements may be independently developed by third parties and/or subject to misappropriation by others. Furthermore, in certain countries, particularly in emerging markets, due to ambiguities in the law and enforcement difficulties, intellectual property rights may not be as effective as in Western Europe or the US.
For our pharmaceutical products, we face challenges from third parties seeking to manufacture and market generic versions of our pharmaceutical products prior to the expiration of the applicable patents covering those products. In the US, manufacturers of generic versions of pharmaceutical products may challenge the validity, or claim non-infringement, of our pharmaceutical products through the Abbreviated New Drug Application, or ANDA, process with the FDA and related ANDA litigation. Loss of patent protection for one of our pharmaceutical products would generally lead to a significant and rapid loss of sales for that product as lower priced generic versions of that drug become available.
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
Financial markets may adversely affect our earnings, the return on our financial investments and the value of some of our assets. For example, inflation rates in the US and EU ran at multi-decade highs in 2022, which have caused the cost to manufacture our products to increase. Specifically, in 2022, we experienced inflationary pressure on the costs of labor, electronic components, resins and freight. Our business results depend, in part, on our continued ability to manage these inflationary pressures through pricing actions and productivity initiatives, while maintaining and improving margins and market share. Increasing prices to match the levels of inflation we are currently experiencing may cause some of our customers, particularly in the elective surgical and contact lens businesses where patients typically do not receive reimbursement from their medical insurance providers or government programs, to decrease their purchases or opt for a lower cost alternative. Failure to manage these inflationary pressures could adversely impact our results of operations or cash flows.
Changes in exchange rates between the US dollar, our reporting currency, and other currencies can also result in significant increases or decreases in our reported sales, costs and earnings as expressed in US dollars, and in the reported value of our assets, liabilities and cash flows. As we experienced in 2022, if the US dollar strengthens relative to the currencies of the foreign countries in which we operate, our consolidated financial position and results of operations may be negatively impacted as amounts in foreign currencies will generally translate into fewer US dollars. Despite any measures we may undertake in the future to reduce, or hedge against, foreign currency exchange risks, because a significant portion of our earnings and expenditures are in currencies other than the US dollar, and the fact that our expenditures in Swiss francs and US dollars are significantly higher than our revenue in Swiss francs and US dollars, respectively, any such exchange rate volatility may negatively and materially impact our business, results of operations and financial condition, and may impact the reported value of our net sales, earnings, assets and liabilities. Additionally, some of our customers are required to pay us in US dollars. When the US dollar is particularly strong, our customer's debts to us are more difficult to repay, particularly if the customer is unable to obtain US dollars. For more information on the effects of currency fluctuations on our Consolidated Financial Statements and on how we manage currency risk, see "Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Effects of Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".
Countries facing financial difficulties, including countries experiencing high inflation rates and highly indebted countries facing large capital outflows, may impose controls on the exchange of foreign currency. Such exchange controls could limit our ability to distribute retained earnings from our local affiliates or to pay intercompany payables due from those countries.

Our existing debt may limit our flexibility to operate our business or adversely affect our business and our liquidity position.
We have outstanding debt of $4.6 billion as of December 31, 2022, and we may incur additional indebtedness in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions. For example, we increased our outstanding debt by $712 million in the fourth quarter of 2022 to finance the Aerie transaction.
Our indebtedness may:
•make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;
•require us to dedicate a portion of our cash flows to payments on our debt, reducing our ability to use our cash flows to fund capital expenditures, BD&L or other strategic transactions, working capital and other general operational requirements, or to pay dividends to our shareholders;
•limit our flexibility to plan for and react to changes in our business;
•negatively impact our credit rating and increase the cost of servicing our debt;
•place us at a competitive disadvantage relative to some of our competitors that have less debt than us;
•increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy; and
•make it difficult to refinance our existing debt or incur new debt on terms that we would consider to be commercially reasonable, if at all.
The occurrence of any one of these events could have a material adverse effect on our business, financial condition or result of operations or cause a significant decrease in our liquidity and impair our ability to pay amounts due on our indebtedness. Further, to lower inflation, governmental and regulatory agencies have been enacting changes to monetary policy and interest rates, which have led to, and can lead to further, increases to borrowing costs.
We may need to obtain additional financing, which may not be available or, if it is available, may not be on favorable terms and may result in dilution of our then-existing shareholders.
We may need to raise additional funds to:
•finance unanticipated working capital requirements or refinance our existing indebtedness;
•develop or enhance our infrastructure and our existing products and services;
•engage in mergers and acquisitions or other strategic BD&L transactions;
•fund strategic relationships; and
•respond to competitive pressures.
If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing shareholders may be diluted, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing shareholders. Further, the use of financing to invest in research and development, business acquisitions, and capital expenditures may not generate the expected returns or cash flows. Significant judgment is required to determine which investments will result in optimal returns, and we could make investment that are ultimately less profitable than those investments we do not select.
Litigation and governmental investigations may harm our business or otherwise distract our management.
We, from time to time, are, and may in the future be, subject to various investigations and legal proceedings that arise or may arise involving product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including Hatch-Waxman litigation, and anti-bribery regulations, such as the FCPA, including compliance with ongoing reporting obligations to the government resulting from any settlements. See “Item 8. Financial Information-8.A. Consolidated Statements and Other Financial Information-Legal Proceedings”.
Substantial, complex or extended litigation could cause us to incur large expenditures, affect our ability to market and distribute our products and distract our management. For example, intellectual property litigation in which we are named as a defendant from time to time could result in significant damage awards and injunctions that could prevent the manufacture and sale of the affected products or require us to make significant royalty payments to continue to sell the affected products. In 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI") filed a patent infringement action against us alleging that the manufacture, use, sale, offer for sale and/or importation of our LenSx Laser System willfully infringes their US and European patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to source code used in the LenSx Laser System as well as regulatory and technical documentation pertaining to the LenSx Laser System. Prior to the trial on the copyright claims set for February 2023, JJSVI and Alcon entered into a confidential settlement agreement to resolve all of the pending legal proceedings related to femtosecond laser assisted cataract surgery devices, including the LenSx Laser System. As part of that resolution, JJSVI and Alcon exchanged cross-licenses of certain intellectual property and other mutually agreed covenants and releases, and we agreed to make a one-time payment to JJSVI of $199 million for those rights and to resolve the parties’ various worldwide intellectual property disputes concerning such devices. Also in 2020, Hoya Corporation filed suit against us alleging that our UltraSert Pre-Loaded Delivery System infringes their US patents. Trial is set for February 2024. Alcon intends to defend this case vigorously.
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
For additional information, see “Item 8. Financial Information-8.A. Consolidated Statements and Other Financial Information-Legal Proceedings” and “-If we breach the Deferred Prosecution Agreement with the US Department of Justice, then resulting actions by the DoJ could have a material adverse effect on our business, financial condition, results of operations or cash flows.”
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
The manufacturing and marketing of our products, including surgical equipment and instruments and pharmaceuticals, involve an inherent risk that our products may prove to be defective and cause a health risk. We are also subject to laws and regulations requiring us to report adverse events associated with our products. Such adverse events and potential health risks identified in our monitoring efforts or from ongoing clinical studies may lead to voluntary or mandatory market actions, including recalls, product withdrawals or changes to the instructions for using our products.
Governmental authorities throughout the world, including the FDA, have the authority to require the recall of certain of our commercialized products in the event of material deficiencies or defects in, for example, design, labeling or manufacture.
We may also voluntarily initiate certain field actions, such as a correction or removal of our products in the future as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. If a correction or removal of one of our products is initiated to reduce a health risk posed by the product, or to remedy a violation of the Federal Food, Drug, and Cosmetic Act ("FDCA") caused by the product that may present a risk to health, the correction or removal must be reported to the FDA. Similarly, field actions conducted for safety reasons in the European Economic Area must be reported to the regulatory authority in each country where the field action occurs.
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
We sponsor pension and other post-employment benefit plans in various forms. While most of our plans are now defined contribution plans, certain of our associates remain under defined benefit plans. For these defined benefit plans, we are required to make significant assumptions and estimates about future events in calculating the present value of expected future plan expenses and liabilities. These include assumptions used to determine the discount rates we apply to estimated future liabilities and rates of future compensation increases. Assumptions and estimates we use may differ materially from the actual results we experience in the future due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants, among other variables. For example, at December 31, 2022, a decrease in the interest rate we apply in determining the present value of expected future total defined benefit plan obligations (consisting of pension and other post-employment benefit obligations) of one-quarter of one percent would have increased our year-end defined benefit obligation by $23 million. Any differences between our assumptions and estimates and our actual experience could require us to make additional contributions to our pension funds. Further, additional employer contributions might be required if plan funding falls below the levels required by local rules.
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
In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development ("OECD") has proposed certain changes to the International tax standards that have resulted and will continue to result in local tax law changes under its Base Erosion and Profit Shifting ("BEPS") Action Plans to address issues of transparency, coherence and substance. Most recently, the OECD released its plans for proposing further amendments to the international tax standards, including a new attribution of the right to tax corporate profits where customers are located and a mechanism ensuring that all corporate profits would be subject to a 15% minimum taxation level in each country in which they operate. These rules, if enacted, are likely to lead to an increase of our tax expense and effective tax rate. Moreover, recommendations by the OECD could require companies to disclose more information to tax authorities on operations around the world, which could lead to greater audit scrutiny. On August 16, 2022, the Inflation Reduction Act was enacted in the US, which introduced, among other items, a new minimum corporate income tax on certain large corporations and increased funding for the Internal Revenue Service. Finally, Switzerland and the various Swiss cantons in which Alcon is present have adopted their own corporate tax reform. The main elements of the Swiss tax reform became effective in 2020 and have resulted in an increase in Alcon’s tax burden and effective tax rate in Switzerland.
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
We carry a significant amount of goodwill and other intangible assets on our Consolidated Balance Sheet, primarily due to the value of the Alcon brand name, but also intangible assets associated with our technologies, acquired research and development, currently marketed products and marketing know-how. As a result, we may incur significant noncash impairment charges if the fair value of the intangible assets and the groupings of cash generating units containing goodwill would be less than their carrying value on our Consolidated Balance Sheet at any point in time. For example, in 2022, we recognized $62 million in impairment charges.
For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the impact of impairment charges on our results of operations, see "Note 2. Selected Accounting Policies-Goodwill and intangible assets" to our Consolidated Financial Statements included elsewhere in this Annual Report.
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
Failure to comply with statutes and regulations administered by the FDA and other regulatory bodies or failure to adequately respond to any notices of violation or any similar reports could result in, among other things, any of the following enforcement actions:
•warning letters or untitled letters issued by the FDA;
•fines, civil penalties, in rem forfeiture proceedings, injunctions, consent decrees and criminal prosecution;
•detention of imported products;
•delays in approving, or refusal to approve, our products;
•withdrawal or suspension of approval of our products or those of our third-party suppliers by the FDA or other regulatory bodies;
•product recall or seizure;
•operating restrictions or interruption of production; and
•inability to export to certain countries.
If any of these items were to occur, it could result in unanticipated expenditures to address or defend such actions, could harm our reputation and could adversely affect our business, financial condition and results of operations.
We are subject to laws targeting fraud and abuse in the healthcare industry.
We are subject to various global laws pertaining to healthcare fraud and abuse, including state and federal anti-kickback laws and physician self-referral laws. For example, the US federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering, arranging for or recommending the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs, and in some cases, private insurance. These US laws have been interpreted to apply to arrangements between manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other healthcare-related professionals, on the other hand. US law provides that a claim for federal healthcare program reimbursement for items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Pricing and rebate programs for covered outpatient drugs reimbursed under federal healthcare programs must comply with the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, the Veterans Health Care Act of 1992, as amended, and the Deficit Reduction Act of 2005, as amended. The statutes and regulations governing the various price reporting requirements are complex and have changed over time, and the US government has not given clear guidance on many issues. In addition, recent statutory and regulatory developments have not yet been applied by the government or courts to specific factual situations. We believe that we are in compliance with all applicable government price reporting requirements, but there is the potential that the Centers for Medicare & Medicaid Services ("CMS"), other regulatory and law enforcement agencies or a court could arrive at different interpretations, with adverse financial or other consequences for us. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Some European Union bodies and most European Union member states and Japan impose controls and restrictions that are similar in nature or effect to those described above.
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
Depending on the circumstances, failure to meet these applicable legal and regulatory requirements can result in civil litigation, criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts, any of which could have a material adverse effect on our business, financial condition or results of operations.
Legislative and regulatory reforms may impact our ability to develop and commercialize our products.
The global regulatory environment is increasingly stringent and unpredictable. Unexpected changes can have an adverse impact on our business, financial condition and results of operations.
First, it has been, and will continue to be, costly and onerous to comply with changes and new requirements relating to the regulatory approval process or postmarket requirements applicable to our products in various jurisdictions. As discussed in "Item 4. Information on the Company-4.B. Business Overview-Government Regulation-Product Approval and Monitoring" the EU has made recent changes to its regulatory regime (the "EU MDR"), which imposes stricter requirements for the marketing and sale of medical devices. As of May 2021, all new medical devices marketed in the EU require certification according to these new requirements. Devices certified pursuant to the Medical Device Directives before May 2020 with valid CE certificates have been given a timeline to meet the new requirements and can be placed on the market until May 2024. In addition, several countries that did not have regulatory requirements for medical devices have established such requirements in recent years, and other countries have expanded, or plan to expand, their existing regulations. While certain countries may harmonize their regulations in the future, requirements continue to differ significantly among countries. Further, the FDA is also pursuing various efforts to modernize its regulation of devices, including potential changes to the 510(k) pathway and establishing an alternative pathway that permits reliance on objective performance criteria. We expect this global regulatory environment to continue to evolve, which could impact the cost of, the time needed to approve and, ultimately, our ability to maintain existing approvals or obtain future approvals for, our products. Due to the number of medical devices we market, it is possible not all products will be certified by the current EU MDR deadline, and some products may be rationalized if considered too costly to certify.
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
Third, if certain countries, including the US, change their regulations to no longer require a prescription for the purchase of contact lenses then there would be a significant impact on the way we market and distribute contact lenses because it would limit the role of the ECP as an intermediary. Such changes could require us to incur significant costs to update our marketing and distribution methodologies and could adversely affect the sales of our vision care products.
Finally, within our surgical business, a considerable portion of our sales and sales growth rely on patient-pay premium technologies, in markets where access to these technologies has been established. For example, in the US, two landmark rulings issued by the CMS established a bifurcated payment system for certain of our AT-IOLs pursuant to which part of the cost of the cataract surgery with such AT-IOLs would be reimbursed under Medicare, with the remaining cost paid out-of-pocket. For more details, see "Item 4. Information on the Company-4.B. Business Overview-Our Products-Surgical". To the extent regulatory bodies in the US, such as CMS, or other health authorities outside the US, decide to amend the regulations governing patient-pay reimbursement for advanced technologies, our sales and sales growth could be negatively impacted.

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
In addition, any dividends that we may declare will be denominated in Swiss francs. Consequently, exchange rate fluctuations will affect the US dollar equivalent of dividends received by holders of shares held via Depository Trust Company ("DTC") or shares directly registered with Computershare Trust Company, N.A. in the US If the value of the Swiss franc decreases against the US dollar, the value of the US dollar equivalent of any dividend will decrease accordingly.
See "Item 8. Financial Information-8.A. Consolidated Statements and Other Financial Information-Dividend Policy" for more information.
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
Furthermore, we prepare our financial statements under IFRS. There are, and may continue to be, certain significant differences between IFRS and US Generally Accepted Accounting Principles, or US GAAP, including but not limited to potentially significant differences related to the accounting and disclosure requirements relating to defined benefit pension plans and other post-employment benefits, nonfinancial assets, taxation, and recognition and impairment of long-lived assets. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with US GAAP, and you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under US GAAP.
We may lose our foreign private issuer status.
We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers. To maintain our status as a foreign private issuer, either (a) a majority of our shares must be directly or indirectly owned of record by non-residents of the US or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the US and (iii) our business must be administered principally outside the US.
If we were to lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For instance, we would be required to change our basis of accounting from IFRS to US GAAP, which we expect would be difficult and costly and could also result in potentially material changes to historical financial statements previously prepared on the basis of IFRS. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under US securities laws could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we could be required to accept reduced coverage or incur substantially higher costs to obtain coverage.
Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, shareholders must approve the payment of dividends and cancellation of treasury shares. Swiss law also requires that our shareholders themselves resolve to, or authorize our Board to, increase, or decrease, our share capital. As part of the Swiss corporate law reform that entered into force on January 1, 2023, our shareholders may authorize our Board to increase or decrease our issued share capital without additional shareholder approval. However, Swiss law limits this authorization to increase or decrease the share capital to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares and advance-subscription rights to subscribe for convertible bonds or similar instruments with conversion or option rights. A resolution adopted at a shareholders' meeting by a qualified majority of two-thirds of the votes represented, and the absolute majority of the nominal value of the shares represented, may restrict or exclude, or allow the Board to restrict or exclude, such pre-emptive or advance-subscription rights in certain limited circumstances. In addition to provide more flexibility in the structuring of the share capital, the Swiss corporate law reform also permits notably the payment of interim dividends and the denomination of the share capital in foreign currency, both subject to shareholders' approval. The changes provided for by the Swiss corporate law reform will require an amendment to Alcon’s articles of incorporation. Despite these changes, Swiss law still does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.
It may be difficult to enforce US judgments against us.
We are organized under the laws of Switzerland. As a result, it may not be possible for investors to effect service of process within the US upon us or to enforce judgments against us obtained in US courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the US. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of US courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the US. Original actions against persons in Switzerland based solely upon the US federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.
Switzerland and the US do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the US in Switzerland are governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:
•the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
•the judgment of such non-Swiss court has become final and non-appealable;
•the judgment does not contravene Swiss public policy;
•the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

ITEM 4.    INFORMATION ON THE COMPANY
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY
General Corporate Information
Alcon is a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with article 620 et seq. of the Swiss Code of Obligations and registered with the register of commerce of the Canton of Fribourg, Switzerland (“Commercial Register”) under registration number CHE‑234.781.164. Alcon is registered in Commercial Register under each of Alcon AG, Alcon SA and Alcon Inc., all of which are stated in Alcon's Articles of Incorporation (our "Articles of Incorporation") as our corporate name. Alcon was formed for an unlimited duration, effective as of September 21, 2018, the date of the registration of Alcon in the Commercial Register. On April 9, 2019, Alcon’s shares were listed on the SIX and the NYSE under the ticker symbol “ALC.”
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
In 1977, Alcon was acquired by a Swiss subsidiary of Nestlé S.A. and, consequently, Alcon began operating as a wholly owned subsidiary of Nestlé until 2002. In 2001, the name of the entity was officially changed to Alcon, Inc. and, on March 20, 2002, Nestlé completed an initial public offering of approximately 25% of the outstanding common shares of Alcon, Inc. upon which Alcon was publicly listed and traded on the NYSE under the symbol “ACL”. In a series of transactions, Nestlé then sold all of its remaining interest in Alcon to Novartis from 2008 to 2010, and Novartis then acquired the remaining publicly held shares of Alcon through a merger of Alcon, Inc. into Novartis on April 8, 2011, creating the Alcon Division within Novartis.
In connection with the Novartis acquisition of Alcon, Novartis merged its then‑existing contact lens and contact lens care unit, CIBA Vision, and certain of its ophthalmic pharmaceutical products into Alcon and moved the generic ophthalmic pharmaceutical business conducted by Alcon prior to the merger into the Sandoz Division of Novartis.
On April 9, 2019, Novartis completed the legal and structural separation of Alcon into a stand-alone company through a Spin-off transaction, upon which Alcon became a stand-alone, independent company.
Since the Spin-off, Alcon has focused on launching innovative new products, investing in manufacturing line expansion, and pursuing adjacencies such as devices for minimally invasive glaucoma surgery (or MIGS) and pharmaceuticals.
Significant Acquisitions, Dispositions and other Events
Significant Investments
In 2012, we began a multi‑year software implementation project to standardize our processes, enhance data transparency and globally integrate our fragmented and aging information technology systems across our commercial, supply and manufacturing operations worldwide, through a new foundation of Systems, Applications and Products in Data Processing ("SAP"), which is an ERP software platform. We expect to pay a total of approximately $806 million relating to the implementation of the new ERP system, the payment of which was substantially complete by December 31, 2022.
In addition, we have made significant investments in certain of our manufacturing facilities to enhance our production capabilities. For more information, see “Item 4.D. Property, Plants and Equipment—Major Facilities”.

Acquisitions
In the past three years, we have also entered into certain acquisition transactions, including (i) the acquisition of 100% of the outstanding shares and equity of Aerie Pharmaceuticals, Inc. (“Aerie”) on November 21, 2022, (ii) the acquisition of 100% of the outstanding shares and equity of Ivantis, Inc. on January 7, 2022, and (iii) the acquisition of exclusive US commercialization rights to Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis on June 8, 2021. For further details on certain of our significant transactions in 2022, 2021 and 2020, see “Note 21 to the Consolidated Financial Statements."
Debt Issuances
In connection with the Spin-off, we borrowed an aggregate of approximately $3.2 billion under various unsecured loan facilities (the “Facilities”), including a 364-day bridge loan, a three-year term loan and two five-year term loans. In addition, we entered into a $1.0 billion unsecured five‑year committed multicurrency revolving credit facility (the “Revolving Facility”), the term of which has been extended through March 2026. We then paid to Novartis approximately $3.1 billion to satisfy certain intercompany indebtedness owed by Alcon and its subsidiaries to Novartis and its affiliates. Other than the Revolving Facility, none of the facilities are available to us for borrowings.
2019 US Bond Issuance
On September 23, 2019, Alcon Finance Company, an indirect wholly owned subsidiary of the Company (“AFC”), issued senior notes ("Initial Notes") in the principal amounts of $500 million, $1.0 billion and $500 million with maturity dates in 2026, 2029 and 2049, respectively, which are guaranteed by the Company. The Initial Notes are unsecured senior obligations of AFC issued in a private placement. The total principal amount of the Initial Notes is $2.0 billion, and the proceeds were used to repay part of the Facilities. The Initial Notes consist of the following:
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
For more information on the Initial Notes, see Note 16 to our Consolidated Financial Statements.
2020 US Bond Issuance
On May 27, 2020, AFC issued senior notes due in 2030 (“Series 2030 Notes”), which are guaranteed by the Company. The Series 2030 Notes are unsecured senior obligations of AFC issued in a private placement and rank equally in right of payment with the Initial Notes. The total principal amount of the Series 2030 Notes is $750 million. The Series 2030 Notes were issued at 99.8% with 2.600% interest payable twice per year in May and November, beginning in November 2020. For more information on the Series 2030 Notes, see Note 16 to our Consolidated Financial Statements.
2022 Euro Bond Issuance
On May 31, 2022, Alcon Finance B.V., an indirect, wholly owned subsidiary of the Company ("AFBV"), issued Euro denominated senior notes due in 2028 (the "Series 2028 Notes"), which are guaranteed by the Company. The Series 2028 Notes are unsecured senior obligations of AFBV issued and closed in a public offering and rank equally in right of payment with the Initial Notes and the Series 2030 Notes. The total principal amount of the Series 2028 Notes is 500 million euros, and the proceeds were used to repay part of the Facilities. The Series 2028 Notes were issued at 99.476% with 2.375% interest payable annually in May, beginning in May 2023. For more information on the Series 2028 Notes, see Note 16 to our Consolidated Financial Statements.
2022 Bridge Loan Facility
On September 14, 2022, the Company and AFC entered into a facility agreement with J.P. Morgan Securities PLC as arranger, J.P. Morgan Chase Bank, N.A., London Branch as original lender, bookrunner and underwriter, and J.P. Morgan SE as agent (the "2022 Bridge Loan Facility Agreement"). The 2022 Bridge Loan Facility Agreement provides for a $900 million unsecured term loan facility (the "2022 Bridge Loan Facility") for the purposes of financing or refinancing (i) the consideration payable for the Aerie acquisition, (ii) any existing indebtedness of Aerie and its subsidiaries and (iii) related fees and expenses in connection with the foregoing. The Company guarantees the borrowings of AFC, that is the borrower under the 2022 Bridge Loan Facility. On November 21, 2022, in connection with the consummation of the Aerie acquisition, $775 million of the financing commitments of the lenders under the 2022 Bridge Loan Facility were drawn, the proceeds of which were used for the Aerie acquisition. The 2022 Bridge Loan Facility was repaid in full with the proceeds of the 2022 Notes described below and is no longer available to us for borrowings. For more information on the 2022 Bridge Loan Facility, see Note 16 to our Consolidated Financial Statements.
2022 US Bond Issuance
On December 6, 2022, AFC issued senior notes (“2022 Notes”) in the principal amounts of $700 million and $600 million with maturity dates in 2032 and 2052, respectively, which are guaranteed by the Company. The 2022 Notes are unsecured senior obligations of AFC issued in a private placement and rank equally in right of payment with the Initial Notes and Series 2030 Notes. The total principal amount of the 2022 Notes is $1.3 billion, and the proceeds were used to repay the 2022 Bridge Loan Facility and the remaining principal of the Facilities. The 2022 Notes consist of the following:
•Series 2032 Notes - $0.7 billion due in 2032 issued at 99.5%, 5.375% interest is payable twice per year in June and December, beginning in June 2023.
•Series 2052 Notes - $0.6 billion due in 2052 issued at 99.7%, 5.750% interest is payable twice per year in June and December, beginning June 2023.
For more information on the 2022 Notes, see Note 16 to our Consolidated Financial Statements.
Transformation Program
On November 19, 2019, we announced a multi-year transformation program to better align our organizational structure with the scope of Alcon's business operations globally. We created four shared business centers designed to create efficiencies for reinvestment into key growth drivers. The transformation program was originally projected to deliver annual run-rate savings of approximately $200 to $225 million, to be reinvested into key growth drivers, with an original projected cost of the program of $300 million by 2023. On November 15, 2022, we announced additional transformation initiatives to deliver incremental efficiencies. As a result, we now expect incremental run-rate savings of approximately $100 million, with incremental program costs of approximately $125 million. We continue to expect to complete the program by year-end 2023. Through December 31, 2022, the total expense recognized with respect to the transformation program was $288 million.
War on Ukraine
In February 2022, as a result of the war on Ukraine by Russia, economic sanctions and export controls were imposed by much of the world on Russian financial institutions and businesses. These sanctions could adversely impact net sales, create disruptions in the global supply chain, increase the risk of cyber attacks, and potentially have an adverse impact on the global economy, financial markets, energy markets, currency rates and otherwise. As a result of the global impacts, we have experienced volatility in currency translation effects. Our manufacturing and procurement exposure in Russia and Ukraine is limited as our operations consist mainly of associates in local functions, including sales and customer support. Refer to "Item 3. Key Information—3.D. Risk Factors" - Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business.
For the year ended December 31, 2022 and 2021, net sales in Russia and Ukraine amounted to approximately 2% of consolidated net sales. Total assets in Russia and Ukraine amounted to $83 million as of December 31, 2022. As of December 31, 2022, operations previously impacted by the war on Ukraine continued operating to the extent practicable and permitted by law.
COVID-19 Pandemic
The COVID-19 pandemic had a significant impact on our financial results and operations in 2020 and continued to have an impact on our financial results and operations through 2021 with lingering impacts in select markets, notably China, in

2022. The financial impact and risks are discussed in more detail in this Annual Report, including under “Item 5. Operating and Financial Review and Prospects”.
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

4.B. BUSINESS OVERVIEW
Overview
Alcon is the global leader in eye care with $8.7 billion in net sales during the year ended December 31, 2022. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Based on sales for the year ended December 31, 2022, we are the number one company by global market share in the ophthalmic surgical market and in the vision care market. We employ over 25,000 associates from more than 100 nationalities, operating in 60 countries and serving consumers and patients in over 140 countries. We believe our market leading position and global footprint allow us to benefit from economies of scale, maximize the potential of our commercialized products and pipeline and will permit us to effectively grow the market and expand into new product categories.
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
Our Markets
Overview
We currently operate in the global ophthalmic surgical and vision care markets, which are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving, and we estimate that the size of the eye care market in which we operate is approximately $32 billion and is projected to grow mid-single digits per year from 2022 to 2027.
Although it is estimated that 90% of all visual impairments are currently preventable, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. For example, based on market research, it is estimated that there are currently 65 million people with moderate to severe vision impairment due to cataracts, 1.8 billion who suffer from presbyopia, 153 million with uncorrected refractive errors, 146 million with diabetic retinopathy, 103 million living with glaucoma and approximately 1.4 billion who suffer from symptoms of dry eye, among other unaddressed ocular health conditions. In addition, there are 1 billion people living with some form of unaddressed visual impairment. Below is a brief description of these ocular disorders.

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
The Surgical Market
The surgical market in which we operate is estimated to be $12 billion and is projected to grow mid-single digits per year from 2022 to 2027. The surgical market includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training. Surgical implantables are medical devices designed to remain in the eye, such as monofocal, AT-IOLs and stents placed in the eye during cataract surgery. Consumables include hand-held instruments, surgical solutions, equipment cassettes, patient interfaces and other disposable items typically used during a single ophthalmic surgical procedure. Finally, surgical equipment includes multi-use surgical consoles, lasers and diagnostic instruments used across procedures to enable surgeons to visualize and conduct ophthalmic surgeries. Market growth is expected to be driven mainly by:
▪An aging population causing increased global demand in cataract and vitreoretinal procedures;
▪Higher uptake of premium patient-pay technologies, such as where AT-IOL penetration is only 11% outside the US versus 19% in the US;

▪Increased adoption of advanced technologies, such as improved diagnostic instruments, surgical options for glaucoma management and the growing use of phacoemulsification during cataract removal, which is utilized in over 65% of cases in emerging markets versus over 95% in the US; and
▪The increasing prevalence of diabetes, the incidence of which has more than doubled from 4.7% in 1980 to 10.0% of adults in 2021, and for which eye disease is a comorbidity.
The Vision Care Market
The vision care market in which we operate is estimated to be approximately $20 billion and is projected to grow mid-single digits per year from 2022 to 2027. The vision care market is comprised of products designed for use by eye care professionals and consumers. Products are largely categorized across two product lines: contact lenses and ocular health. Market growth is expected to be driven mainly by:
•Fast growing daily disposable SiHy contact lens and premium reusable lens segment fueled by better material, improved health and comfort and enhanced vision acuity;
•Advancements in specialty lenses combined with increasing demand for toric, multifocal and cosmetic lenses, which command an approximately 15-30% pricing premium over spherical lenses, allowing patients to continue wearing contact lenses as they become older and helping to expand the market;
•A significant population of approximately 1.4 billion people worldwide who suffer from symptoms of dry eye, but do not have clinical signs of dry eye, over 750 million people who have both symptoms and clinical signs of dry eye, and over 600 million people who are at risk of developing dry eye in that they have clinical signs, but are not yet suffering from dry eye symptoms;
•A rising number of elderly people worldwide such that primary open-angle glaucoma (POAG) now affects an estimated 68 million people and ocular hypertension, often a predecessor to POAG, is estimated to affect another 43 million people;
•Growing access and consumption of vision care products in emerging markets such as Asia, which had an estimated single-digit contact lens penetration as compared to double digits in the developed world; and
•Increasing consumer access through the expansion of distribution models, including internet sales and other direct-to-consumer channels.
Our Business
Overview
With $8.7 billion in net sales during the year ended December 31, 2022, we are the global leader in eye care. Our broad range of products represents one of the most complete portfolios in the ophthalmic industry and comprises high-quality and technologically advanced products across all major product categories in the surgical and vision care markets. Our Surgical and Vision Care products are used in treating multiple ocular health conditions and offer leading eye care solutions for patients throughout their lives.

Our leadership position across most of our product categories enhances our ability to extend our product offering through the launch of new and innovative products and to expand our geographic reach into ophthalmic markets worldwide. Our Surgical business had approximately $5.0 billion in net sales of implantables, consumables and equipment, as well as services and other surgical products, and our Vision Care business had approximately $3.6 billion in net sales of our contact lens and ocular health products, during the year ended December 31, 2022.
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
We have 19 state-of-the-art manufacturing facilities that employ our proprietary technologies and know-how. We believe our global footprint, knowledge base in manufacturing, state-of-the-art facilities and capacity planning enable us to handle increased levels of product demand and product complexity. Furthermore, our global manufacturing and supply chain allows us to leverage economies of scale and reduce cost per unit as we ramp up production.
We believe we have made one of the largest commitments to research and development of any surgical and vision care company, with over 1,600 associates worldwide researching and developing treatments for vision conditions and eye diseases, and have sought innovation from both internal and external sources. In 2022, we invested $702 million in research and development. In addition to our in-house research and development capabilities, we also consider external innovation opportunities and routinely screen for companies developing emerging technologies that we believe could enhance our existing product offerings or develop into innovative new products. We intend to continue to pursue acquisition, licensing and collaboration opportunities as part of our goal of remaining a market leader in innovation.
Our Surgical Business
We hold the number one position in the global surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical business has the most complete line of ophthalmic surgical devices in the industry, creating a "one-stop shop" for our customers that we consider to be a key differentiator for our business. For the year ended December 31, 2022, our Surgical business had $5.0 billion in net sales.
Our Vision Care Business
Our Vision Care business consists of an extensive portfolio of contact lens and ocular health products, aimed at helping consumers see better. Our product lines include daily disposable, reusable and color-enhancing contact lenses. We also offer a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. With $3.6 billion in vision care net sales for the year ended December 31, 2022, we aim to continue to innovate across our vision care portfolio to improve the lives of consumers and eye care professionals around the world.
Our Strengths
We have a strong foundation based on robust industry expertise, leading brands and excellence in customer service, backed by more than 75 years of history as a trusted brand. Our strengths include:
•Global leader in highly attractive markets with the most complete brand portfolio.  With $8.7 billion in net sales in the year ended December 31, 2022, we are the leader in an attractive eye care market, which is supported by favorable population megatrends and is expected to grow mid-single digits per year from 2022 to 2027. Our Surgical business is the market leader in sales of ophthalmic equipment used in the operating room and is supported by the largest installed base of equipment worldwide, which we use to cross-promote our surgical consumables and IOLs. In our Vision Care business, our extensive portfolio of contact lens and ocular health products includes well-recognized brands such as TOTAL, Precision, Systane, Pataday and Opti-Free. We believe our global leadership position and extensive brand portfolio allow us to benefit and build on the robust fundamentals driving growth in our markets.
•Innovation-focused with market leading development capabilities and investment.  We believe we have made one of the largest commitments to research and development in the eye care market, with proven research and development capabilities in the areas of optical design, material and surface chemistry, automation and equipment platforms. Currently, we employ over 1,600 individuals dedicated to our research and development efforts, including physicians, doctors of optometry and PhDs. In addition, we actively seek opportunities to collaborate with third parties on advanced technologies to support our eye care business.
•Global scale and reach supported by high-quality manufacturing network.  We have an extensive global commercial footprint that provides us with the scale and reach to support future growth, maximize the potential of new launches, enter new geographies efficiently and to take advantage of the large, dynamic and growing surgical and vision care markets. Our commercial footprint, which includes operations in 60 countries, reaches consumers and patients in over 140 countries and is supported by over 3,700 sales force associates, 19 state-of-the-art manufacturing facilities employing our proprietary technologies and know-how and our extensive global regulatory capability. Our extensive sales and distribution network, supported by our market leadership position and focus on innovation and customer experience, enhances our ability to expand our geographic reach and extend our product offerings through the launch of new and innovative products worldwide.
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
•World leading expertise in eye care led by a first-class management team.  Our expertise in eye care is driven by our more than 75-year history in the industry and is supported by a high-quality workforce of more than 25,000 associates. We believe our institutional knowledge provides a competitive advantage because our associates' industry expertise, relationships with our customers and understanding of the development, manufacture and sale of our products helps us to better identify new customer needs, assess markets for entry and identify promising technologies. In addition, we believe the diverse experience of our management team in running complex businesses allows them to add significant value to our company. In particular, we benefit from having a management team with an extensive background in the eye care industry. Led by David J. Endicott, our Chief Executive Officer, our management team's deep knowledge of eye care has created excitement among our workforce for our mission.
Our Strategy
Our going-forward strategy builds on five key pillars in order to generate sustainable and profitable growth:
•Maximize the potential of our near-term portfolio by growing key products.  In Surgical, we plan to maintain our leading position in the IOL market as we continue to launch our AT-IOLs on our new Clareon platform. In addition, we expect improved diagnostics and new optical designs will address historical barriers to AT-IOL adoption to further grow this patient-pay market. We will also continue to invest behind our presbyopia-correcting products (e.g., PanOptix, Vivity), execute on the development of our next generation equipment ecosystem for the operating room and office, leading to integration and intra-operability, and expand our reach in surgical glaucoma with the recently acquired Hydrus microstent. In Vision Care, we intend to maintain and grow our leading position in most of our product categories through increased eye care professional and consumer education, supported by continuous production innovation. We intend to expand our position in the daily disposable category behind our DAILIES TOTAL1 and PRECISION1 family of products and trade patients up to a premium offering in the reusable segment with the TOTAL30 family of products. We also continue to pursue cutting edge presbyopia solutions through new design lenses to existing multi-focal lenses to significantly improve visual performance and comfort for presbyopic patients and improve fitting and reduce chair time for the optometrist. Presbyopia segment could become an estimated $5 billion market in the future if we are able to reduce dropout rate of presbyopic patients. We also aim to expand the dry eye product market by leveraging our well-recognized Systane family of eye drops and increasing investment in dry eye education and awareness, as well as address the allergy relief market with the Pataday family of products, where we see a significant unmet need and an opportunity for robust market growth.
•Accelerate innovation and deliver the next wave of technologies.  We are committed to accelerating innovation by continuing to be one of the market leaders in investment in ophthalmic research and development. The research and development activities of our Surgical business are focused on expanding our AT-IOL portfolio to optimize the function of the IOL in restoring vision and reducing outcome variability, including through the use of advanced optics, adjustable materials and accommodating lenses. We are also developing next-generation lasers, robotics and other equipment for cataract, vitreoretinal and laser-refractive surgery, as well as improved visualization equipment. In our Vision Care business, our focus is on developing and launching new contact lens materials, coatings and designs to improve visual performance and to extend our product lines and improve patient comfort, as well as on new products to expand our portfolio of dry eye diagnostic and treatment, presbyopia and ocular health products. Finally, we expect to continue to supplement our internal innovation investments by identifying and executing on attractive BD&L opportunities with leading academic institutions and early-stage companies.
•Capture opportunities to expand markets and pursue adjacencies.  We believe there is a significant opportunity for growth in markets around the world due to under-penetration of both premium surgical devices, such as AT-IOLs, and of our Vision Care portfolio. We intend to facilitate this growth by continued investment in promotion and customer education across all of our markets. In emerging markets in particular, we believe that the growing number of eye care professionals and dedicated eye hospitals, increased levels of affluence, improving technology access and better patient awareness will increase the adoption of our products. By acquiring Ivantis, Inc. in early 2022, we expanded our Surgical portfolio to include the Hydrus microstent, a minimally invasive glaucoma surgery (or MIGS) device for the treatment of mild-to-moderate glaucoma. We are also expanding into the ophthalmic pharmaceutical space through the acquisitions of the exclusive US commercialization rights for Simbrinza from Novartis in June 2021 and Eysuvis and Inveltys from Kala Pharmaceuticals, Inc. in July 2022, and most recently the acquisition of Aerie Pharmaceuticals, Inc. in November 2022. The Aerie transaction adds on-market products Roklatan and Rhopressa as well as pipeline of products, and R&D capabilities to expand our ophthalmic pharmaceutical presence. In addition, we believe we have significant opportunities to expand into adjacent product categories in which Alcon has not significantly participated in the past, through a combination of internal development efforts and potential mergers and acquisitions activity. These opportunities include pharmaceuticals, office-based diagnostics, surgical visualization and consumer driven ocular health products, where we expect our eye care expertise and global commercial footprint will allow us to attract and retain new customers.
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
Refractive errors such as myopia, hyperopia, astigmatism and presbyopia are commonly addressed by the use of contact lenses. Presbyopia, for example, can be addressed by the use of multifocal and multifocal toric contact lenses.
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
Glaucoma
Glaucoma is commonly managed using prescription eye drops to reduce intraocular pressure for patients with normal or elevated pressure.
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
Surgical
We hold the number one position in the global ophthalmic surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical portfolio includes equipment, instrumentation and diagnostics, IOLs and other implantables and a broad line of consumables, including viscoelastics, surgical solutions, incisional instruments, surgical custom packs and other products. For the year ended December 31, 2022, net sales for our implantables, consumables and equipment and other surgical products were $1.7 billion, $2.5 billion and $0.8 billion, respectively.
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
We sell Centurion, our vision system for cataract surgery in most major markets. This system includes Active Fluidics technology, an automated system that optimizes anterior chamber stability by allowing surgeons to proactively set and maintain target IOP within the eye during the cataract removal procedure, thereby delivering an unprecedented level of intraoperative control.
We also sell the LenSx laser system in select major markets. The first femtosecond laser to receive FDA clearance for use in cataract surgery, LenSx is used to create incisions in the cornea, create a capsulorhexis and complete lens fragmentation as part of the cataract procedure. This enables surgeons to perform some of the most delicate manual steps of cataract surgery with image-guided visualization and micron precision.
Our Verion reference unit and Verion digital marker together form an advanced surgical planning, imaging and guidance technology designed to provide greater accuracy and efficiency during cataract surgery. Our ORA System provides key intra-operative measurements to improve the placement precision of an implanted IOL during cataract surgery, for example, by aligning the rotation of a toric IOL to the axis of astigmatism. Post-operatively, our ORA System aids with outcomes analysis and ongoing optimization for improved outcomes.
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
In 2021, we launched our first application, SMARTCataract, to our digital health platform, SMART Solutions, enabling remote cataract surgical planning and automated transfer of data from diagnostic devices to OR equipment, reducing time spent manually entering patient data into individual devices.
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
An IOL is a tiny, artificial lens for the eye, which replaces the eye's natural lens that is removed during cataract surgery. We have a longstanding record of innovation within the IOL market. Our AcrySof IOL is the most implanted IOL in the world. AcrySof IOLs are made of the first material specifically engineered for use in intraocular lens.
In 2005, we introduced a new class of IOLs to correct presbyopia with our multifocal AcrySof ReSTOR offering. In 2006, we launched the AcrySof Toric IOL, designed to correct various levels of preexisting astigmatism in cataract patients. In 2009, we launched the AcrySof IQ Toric lens globally, incorporating the aspheric technology into a toric design.
In recent years, presbyopia correction lenses have evolved to include trifocal designs. Beginning in 2015, we launched the AcrySof IQ PanOptix trifocal IOL in select markets. This novel diffractive optic sends light to three foci to support near, intermediate and distance vision. Beginning in 2019, we also launched the AcrySof IQ Vivity non-diffractive extended depth of focus ("EDoF") IOL in select markets. This optic design allows for extended range of vision and presbyopia correction with the visual disturbance profile of a monofocal IOL. In 2022, we launched Clareon PanOptix and Clareon Vivity in North America, Asia, and the EU, combining our leading trifocal and EDoF optic designs with a new material with an advanced design that enables sharp, crisp vision, low edge glare and unsurpassed optic clarity.
We have also introduced several innovations to the delivery device used for introducing an IOL into the capsular bag during cataract surgery. Our UltraSert pre-loaded IOL delivery system combines the control of a manually loaded device with the safety and convenience of a disposable, pre-loaded injector to optimize the implantation of the AcrySof IQ Aspheric IOL into the cataract patient's eye.
In 2017, we received a European CE Mark for the Clareon IOL with the AutonoMe delivery system followed by FDA approval in 2020. AutonoMe is the first automated, disposable, pre-loaded IOL delivery system that enables precise delivery of the IOL into the capsular bag in patients undergoing cataract surgery. The new device is being introduced with the Clareon IOL.
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
In addition to IOLs, we offer devices to treat glaucoma. In 2018, the Hydrus microstent device was launched in the US by Ivantis, which we acquired in 2022. Hydrus is approved and marketed in the US, UK, Germany, Canada, Australia, Singapore, Ireland and Malaysia. The microstent is implanted into the Schlemm's canal to enhance outflow, reducing eye pressure for the treatment of primary open angle glaucoma (POAG).
Our EX-PRESS glaucoma filtration device is approved and marketed for refractory glaucoma in the US, Europe, Canada, Australia and several other markets. The device shunts aqueous from the anterior chamber to a subconjuntival reservoir in a similar fashion as a trabeculectomy without removal of any sclera or iris tissue.
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
Vision Care
Our Vision Care portfolio comprises daily disposable, reusable and color-enhancing contact lenses, as well as a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. For the year ended December 31, 2022, net sales of our contact lens and ocular health products were $2.2 billion and $1.4 billion, respectively.
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
Sales of our contact lens and ocular health products are influenced by optometrist, ophthalmologist and other eye care professional recommendations, our marketing and consumer education efforts and consumer preferences. In addition to price, contact lenses compete on functionality, design and comfort, while ocular health products compete largely on product attributes, brand familiarity and professional recommendations. For our contact lens and ocular health products, we typically compete in the premium price segments of the market and we use improvements in functionality, design and consumer convenience to maintain our pricing position over time.

Alcon is the number two company in the branded contact lens market based on market share in 2022. We are the number one manufacturer of daily disposable SiHy lenses in the US in 2022. This position is driven largely by our core brands TOTAL, PRECISION, DAILIES AquaComfort PLUS and Air Optix.
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
Air Optix, our more affordable monthly replacement product line, features SiHy contact lenses in monofocal, astigmatism-correcting and multifocal options, as well as Air Optix Colors and Air Optix plus HydraGlyde contact lenses. Air Optix plus HydraGlyde brings together two innovative technologies—SmartShield technology and HydraGlyde moisture matrix—for a unique combination of deposit protection and longer-lasting lens surface moisture.
We continue to experience market growth driven by trade-up to premium lenses, expansion of toric and multifocal specialty lenses, as well as increasing penetration in emerging markets.
Our key brands in our ocular health portfolio include the Systane family of artificial tear and related dry eye products, Pataday family of eye allergy products, as well as the Opti-Free and Clear Care lines of multi-purpose and hydrogen peroxide disinfecting solutions, respectively.
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

Previously available only by prescription, in 2020, we began to offer the Pataday family of allergy relief eye drops over-the-counter. Pataday Twice Daily Relief, Pataday Once Daily Relief and Pataday Once Daily Extra Strength eye drops each contains olopatadine, the number one doctor-prescribed active ingredient for eye allergy relief.
In 2021, we began our expansion into the ophthalmic pharmaceutical space by acquiring the exclusive US commercialization rights to Simbrinza, a fixed combination of a carbonic anhydrase inhibitor and an alpha-2 adrenergic receptor agonist indicated for the reduction of elevated intraocular pressure ("IOP") in patients with open-angle glaucoma or ocular hypertension. We then acquired Eysuvis, a corticosteroid indicated for the short‑term (up to two weeks) treatment of the signs and symptoms of dry eye disease, and Inveltys, a corticosteroid indicated for the treatment of post-operative inflammation and pain following ocular surgery, from Kala Pharmaceuticals, Inc. in July 2022. In November 2022, to complement our previous acquisitions, we acquired Aerie Pharmaceuticals, Inc. The Aerie transaction adds on-market products Rhopressa, a once-daily eye drop that contains netarsudil, a Rho kinase (ROCK) inhibitor specifically designed to target a diseased trabecular meshwork believed to be the main cause of elevated IOP in open-angle glaucoma and ocular hypertension, and Rocklatan, a once-daily eye drop that is a fixed-dose combination of latanoprost, a prostaglandin analog (PGA), and netarsudil, as well as a pipeline of products, including AR-15512, a Phase 3 product candidate for dry eye disease, and R&D capabilities to expand our ophthalmic pharmaceutical presence.
Alcon is also a market leader in contact lens care in both multi-purpose (Opti-Free PureMoist) and hydrogen peroxide solutions (Clear Care and AOSEPT PLUS). The vast majority of our contact lens care products are comprised of disinfecting solutions to remove harmful micro-organisms on contact lenses, with a smaller amount of sales coming from contact lens rewetting drops to improve wearing comfort for contact lenses. We benefit from strong synergies between our contact lens business and our contact lens care products.
Finally, our ocular health portfolio also includes artificial tear and related dry eye products marketed under the Tears Naturale and Genteal brands, products for the temporary relief of ocular itching due to ocular allergies marketed under the Naphcon-A and Zaditor brands and vitamins for the maintenance of general ocular health marketed under the ICAPS and Vitalux brands.
Our ocular health portfolio is typically over the counter, but certain of our ocular health products are regulated as pharmaceuticals and require a prescription.
Principal Markets
Alcon serves consumers and patients in over 140 countries worldwide. The US is our largest market with 45% of our net sales in 2022, see Note 4. Segment information to the Consolidated Financial Statements for net sales by geography. US sales of the vast majority of our products are not subject to material changes in seasonal demand; however, sales of certain of our vision care products, including those for allergies and dry eye, are subject to seasonal variation. In addition, sales of our surgical equipment are also subject to variation based on hospital or clinic purchasing cycles.
Research and Development
We believe we have made one of the largest commitments to research and development in the eye care market, with proven research and development capabilities in the areas of clinical research and development, optical design, material and surface chemistry, software development, automation and equipment platforms. Currently, our research and development organization employs over 1,600 individuals dedicated to our research and development efforts, including physicians, doctors of optometry and PhDs. Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their product development expertise.
We organize cross-functional development teams to drive new innovations to our customers and our patients around the world. New projects for our Surgical and Vision Care pipelines originate either from concepts developed internally by staff scientists and engineers, ideas from eye care professionals, or through strategic partnerships with academic institutions or other companies. In 2022, we launched the Alcon Seed Fund, a mechanism that enables collaboration with external partners to progress even more new product ideas in a way that is complementary to our existing internal ideation processes. We have designed our research and development organization to achieve global registration of products through the efforts of a global clinical and regulatory affairs organization.
We invested approximately $702 million, $842 million and $673 million in research and development in 2022, 2021 and 2020, respectively. In addition to our in-house research and development capabilities, as part of our efforts to pursue strategic research and development partnerships with third parties, our dedicated business development team has completed approximately 75 BD&L transactions since 2017. In addition, in 2021, we announced the launch of our first application, SMARTCataract, to our digital health platform, SMART Solutions, which leverages the open, cloud-based infrastructure and services of Philips HealthSuite. We believe that this new platform furthers our leadership in clinic-to-operating room (OR) integration with image-guided technologies and cloud-based planning. We continually review and refine our operating model to optimize for efficiency and productivity. In 2022, we delivered several new innovations to address patient and customer needs including Dailies TOTAL1 for Astigmatism, a new preservative-free formulation of Systane Complete and a new portfolio of Clareon intraocular lenses. Across our Surgical and Vision Care pipelines, we have more than 100+ pipeline projects in process as of December 31, 2022, including 71 that have achieved positive proof of concept or are undergoing regulatory review.
In 2022, as part of the Aerie acquisition, we added significant technical expertise to our R&D capabilities enhancing our drug formulation expertise and our drug delivery capabilities. For example, we added AR-15512, a Phase 3 product candidate for dry eye disease, which is a highly selective TRPM8 (transient receptor potential melastatin) agonist. TRPM8 receptors are associated with the detection of ocular surface dryness and are activated by evaporative cooling and hyperosmolarity, leading to the stimulation of tear production. In addition, TRPM8 agonists promote a cooling sensation that may reduce ocular pain and discomfort. Thus, AR-15512 may lead to treatment of dry eye by stimulating tear production and reducing ocular discomfort. Beyond AR-15512, through the Aerie transaction, we acquired worldwide ophthalmic rights to a bio-erodible polymer technology and PRINT implant manufacturing technology, which is a proprietary technology capable of creating precisely-engineered sustained-release products utilizing fully-scalable manufacturing processes. Using these technologies, we believe we have created a sustained-release ophthalmology platform and are currently developing sustained-release implants focused on retinal diseases, and in the future we believe this technology may be useful as we explore additional sustained-release applications using existing molecules. In connection with the product acquisition from Kala Pharmaceuticals, we also acquired AMPPLIFY, a drug delivery technology that helps solve the problem faced by conventionally formulated ophthalmic drugs, which have their potency rapidly decreased when the active drug substance is eliminated via the tear film, by achieving a higher concentration of the active drug on the surface of the eye. Finally, we are conducting some limited earlier stage research related to diabetic macular edema (DME) and wet age-related macular degeneration (AMD).
We recently launched a multi-year strategic initiative focused on evolving research and development capabilities to continue our growth and success. We have shifted to a capability-oriented research and development model that enables more standardization, consistency, agility and knowledge sharing into our processes. In addition, we initiated an enterprise-wide effort to modernize ways of working and adopt industry-leading technologies to enable accelerated product development.
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
Research and development activities within our Surgical business are focused on expanding intraocular lens capabilities to further improve surgical and refractive outcomes and on developing equipment and instrumentation for cataract, vitreoretinal, refractive and glaucoma surgeries, as well as new platforms for diagnostics and visualization. Our focus within the Vision Care business is on the research and development of new manufacturing platforms and novel contact lens materials, coatings and optical designs for various lens replacement schedules, with the ultimate goal of improving patient outcomes. In addition to our efforts to develop next-generation contact lens technologies, we are strengthening our ocular health portfolio with new products and novel technologies that safely provide relief from symptoms of eye disorders and disease, including dry eye, and ocular allergies.
Marketing and Sales
Alcon conducts sales and marketing activities throughout the world. During the year ended December 31, 2022, 45% of our sales were in the US. We are present in every significant market in the world where ophthalmology and optometry are practiced, with operations in 60 countries supported by over 3,700 associates dedicated to direct sales and with products sold in over 140 countries.

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
In each of our markets, we rely on our strong relationships with ECPs to attract and retain customers. We engage healthcare professionals to serve as clinical consultants, to participate on advisory boards and to conduct presentations regarding our products. In addition, we have established or sponsor several long-standing programs that provide training and education to eye care professionals, including providing training support at over 70 state-of-the-art interactive training centers around the world. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists.
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
In our Vision Care business, we support our products with direct-to-consumer and ECP-oriented marketing campaigns, including advertising, promotions and other marketing materials, and with retailer-focused marketing and promotional materials. The fast-evolving landscape for our Vision Care business varies significantly by country. Three key trends in marketing and sales help drive the continuing evolution of our Vision Care business:
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
While we market all of our products by calling on medical professionals, direct customers and distribution methods differ across our business lines. Surgical products are sold directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the US where we do not have local operations or a scientific office. In many countries, contact lenses are available only by prescription. Our contact lenses can be purchased from eye care professionals, optical chains and large retailers, subject to country regulation. Our ocular health products can be found in major drugstores, pharmacies, food stores and mass merchandising and optical retail chains globally, with access subject to country regulations, including free-sale, pharmacy-only and prescription regulations. No single customer accounted for more than 10% of our global sales in 2022.
Manufacturing, Quality and Supplies
Manufacturing
We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either our Surgical or Vision Care product offerings. As of December 2022, we employed approximately 4,100 people to manufacture surgical products at 10 facilities in the US, Belgium, Switzerland, Ireland, Germany and Israel and approximately 5,600 people to manufacture Vision Care products at nine facilities in the US, Germany, Singapore, Malaysia, Indonesia and Ireland. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices as well as the different technical skills required of associates in these manufacturing environments. Except for our manufacturing site in Athlone, Ireland, which was acquired in late 2022, all of our manufacturing plants are ISO 13485:2016 and ISO 14001:2015 certified. Currently, we manufacture approximately 90% of our products internally and rely on third-party manufacturers for a limited number of products.

The goal of our supply chain strategy is to efficiently produce and distribute high quality products. To that end, we employ cost-reduction programs, known as continuous improvement programs, involving activities such as cycle-time reductions, efficiency improvements, automation, plant consolidations and procurement savings programs as a means to reduce manufacturing and component costs. For example, in Vision Care, in an effort to reduce the cost per contact lens, we have implemented programs designed to reduce the time it takes to ramp to peak production levels for the newly installed manufacturing lines. To comply with good manufacturing practices and to improve the skills of our associates, we train our direct labor manufacturing staff throughout the year. Our professional associates are trained in various aspects of management, regulatory and technical issues through a combination of in-house seminars, local university classes and trade meetings.
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
Supplies
The components used in certain of our Surgical products, such as viscoelastics, and our ocular health products, such as our products for dry eye and pharmaceuticals, are sourced from facilities that meet the regulatory requirements of applicable health regulatory authorities. Because of the proprietary nature and complexity of the production of these components, a number of them are only available from a single or limited number of health regulatory authority-approved sources. The majority of active chemicals, biological raw materials and selected inactive chemicals used in our products are acquired pursuant to long term supply contracts. When we rely upon a sole source or limited sources of supply for certain components, we try to maintain a sufficient inventory consistent with prudent practice and production lead-times and to take other steps necessary to ensure our continued supply. The prices of our raw materials are generally stable; however, we continue to monitor established indices for key raw materials and negotiate any price impact with the supplier.
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
Intellectual Property
We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2022, we owned or had rights to approximately 2,100 patent families.
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
All of our major products are sold under trademarks that we consider in the aggregate to be important to our businesses as a whole. We consider trademark protection to be particularly important in the protection of our investment in the sales and marketing of our vision care and contact lens and ocular health products. The scope and duration of trademark protection varies widely throughout the world.
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
Surgical
The surgical market is highly competitive. Superior technology and product performance give rise to category leadership in the surgical market. Service and long term relationships are also key factors in this competitive environment. Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service. We primarily compete with Carl Zeiss Meditec AG, Bausch & Lomb Incorporated, Hoya Corporation, Glaukos Corporation and Johnson & Johnson in the surgical market.
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
•customer service and clinical support;
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
Vision Care
The vision care market is also highly competitive, and our primary competitors are Johnson & Johnson, Bausch & Lomb Incorporated and The Cooper Companies, Inc. AbbVie, Inc. (Allergan) and Novartis AG are competitors in ocular health.
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
The EU published a new Medical Device Regulation, or EU MDR, in 2017, which imposes significant additional requirements on medical device manufacturers, including with respect to clinical evaluation, labeling, technical documentation and quality management systems. Medical devices placed on the market in the EU after May 2021 require certification according to these new requirements, except those legacy devices with valid CE certificates, issued pursuant to the Medical Device Directives before May 2020, which can be placed on the market until those certificates expire, at the latest in May 2024, provided there are no significant changes in the design or intended purpose of the device. On February 16, 2023, the European Parliament officially endorsed the European Commission's proposal to extend the date of compliance out by three to four years depending on the class of medical device, which would extend the date of compliance from 2024 until 2027 or 2028, provided that the manufacturer of the legacy product has submitted a formal application for a conformity assessment by May 2024. This extension is intended to ensure that the various notified bodies have enough time to review legacy products for compliance with the new regulations. The additional requirements of the EU MDR legislation did not change; however the “sell off” date has been proposed to be removed. The proposed extension must still be approved by the Council of the European Union.
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
Regulations of the FDA and other regulatory agencies in and outside the US impose extensive manufacturing requirements as well as postmarket compliance and monitoring obligations on our business. The manufacture of our device, drug and dietary supplement products is subject to extensive and complex good manufacturing practice and quality system requirements, which govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, storage, handling and servicing of our products. We are also subject to requirements for product labeling and advertising, sampling, recordkeeping, reporting of adverse experiences and other information to identify potential problems with our marketed products, as well as recalls and field actions. We are also subject to periodic inspections for compliance with these requirements. We expect this regulatory environment will continue to require significant technical expertise and capital investment to ensure compliance.
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
Regulations Governing Reimbursement
In the US, patient access to our drug and device products that require a prescription or are included in provider service payments is determined in large part by the coverage and reimbursement policies of third-party health payors, including health insurers and government programs such as Medicare and Medicaid. Both government and commercial health insurers are increasingly focused on containing health care costs and have imposed, and are continuing to consider, additional measures that exert downward pressure on device and drug prices. For example, the US recently passed the Inflation Reduction Act, which makes significant changes to how drugs are covered and paid for under the Medicare program, including the creation of financial penalties for drugs whose prices rise faster than the rate of inflation, redesign of the Medicare Part D program to require manufacturers to bear more of the liability for certain drug benefits and the introduction of government price-setting for certain Medicare Part D drugs starting in 2026.
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
Major Facilities
The following table sets forth our most significant production and research and development facilities:

Location	Size of Site (in m2)	Major Activity
Fort Worth, Texas	315,200	Production, research and development for Surgical and Vision Care businesses
Grosswallstadt, Germany	104,000	Production, research and development for Vision Care business
Johns Creek, Georgia	84,825	Production, research and development for Vision Care business
Singapore	69,000	Production for Vision Care business
Johor, Malaysia	43,900	Production for Vision Care business
Irvine, California	40,800	Production, research and development for Surgical business
Houston, Texas	37,400	Production for Surgical business
Batam, Indonesia	35,000	Production for Vision Care business
Huntington, West Virginia	32,980	Production for Surgical business
Sinking Spring, Pennsylvania	21,800	Production for Surgical business
Cork, Ireland	13,600	Production for Surgical business
Erlangen/Pressath/Teltow, Germany	10,700	Production, research and development for Vision Care business
Puurs, Belgium	8,000	Production for Surgical business
Durham, North Carolina	4,200	Research and development for Vision Care business
Schaffhausen, Switzerland	4,100	Production for Surgical business
Athlone, Ireland	3,410	Production for Vision Care business

In August 2021, we launched an expansion project of our Grosswallstadt, Germany facility to add three additional contact lens production lines for an anticipated cost of $162 million. Through December 31, 2022, the total amount paid and committed was approximately $137 million. We expect to complete the project by mid-2024.
In April 2021, we launched a further expansion of our Singapore facility to add four additional production lines for contact lenses. We expect to incur costs of $188 million. Through December 31, 2022, the total amount paid and committed was approximately $181 million. We approved a further expansion in late 2021 to add three additional production lines and a new building for an expected cost of $280.1 million. Through December 31, 2022, the total amount paid and committed for this additional expansion was approximately $157 million. We expect to complete the entire project by late 2025.
In September 2019, we launched an expansion of our Johns Creek, Georgia facility to add four production lines for contact lenses. This project is ongoing and was expanded in 2020. We expect to pay a total amount of approximately $245 million on this project. Through December 31, 2022, the total amount paid and committed was approximately $243 million. In 2021, we launched an additional expansion to add two more production lines for contact lenses for $148 million. Through December 31, 2022, the total amount paid and committed was approximately $114 million. We expect to complete the project by mid-2024. Also, in late 2021, we approved an additional expansion to add one more production line for contact lenses. This additional expansion is expected to cost approximately $73.2 million and be completed by mid-2024. Through December 31, 2022, the total amount paid and committed was approximately $46 million.
We funded each of the projects discussed above from working capital.
Environmental Matters
At Alcon, we believe that excellent environmental performance enables us to achieve our purpose of helping people see brilliantly. We integrate core values of environmental protection into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation.
We are committed to reducing the environmental impact of our operations, products and services. We strive to minimize waste and emissions, reuse and recycle materials and conserve natural resources, such as energy and water, across our value chain.
We are subject to laws and regulations concerning the environment, safety matters and regulation of chemicals in the countries where we manufacture and sell our products or otherwise operate our business. As a result, we have established internal policies and standards that aid our operations in systematically identifying relevant hazards, assessing and mitigating risks and communicating risk information. These internal policies and standards are in place to ensure our operations comply with relevant environmental, health and safety laws and regulations and that periodic audits of our operations are conducted. The potential risks we identify are integrated into our business planning, including investments in reducing safety and health risks to our associates and reducing our impact on the environment. We have also dedicated resources to monitor legislative and regulatory developments and emerging issues to anticipate future requirements and undertake policy advocacy when strategically relevant.
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
We are dedicated to providing innovative products that enhance quality of life by helping people see better. Our strong foundation is based on our longstanding success as a trusted brand, our legacy of industry firsts and advancements, our leading positions in the markets in which we compete and our continued commitment to substantial investment in innovation. With more than 75 years of history in the ophthalmic industry, we believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide. We employ over 25,000 associates from more than 100 nationalities, operating in 60 countries and serving consumers and patients in over 140 countries.
In 2022, Alcon's net sales to third parties amounted to $8.7 billion. The United States accounted for $3.9 billion, or 45%, of total net sales, Japan accounted for $0.6 billion, or 7%, of total net sales, China accounted for $0.5 billion or 5%, of total net sales, Switzerland accounted for $59 million, or 1%, of total net sales, and the rest of the world accounted for the remaining $3.7 billion of total net sales.
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
Items you should consider when evaluating our Consolidated Financial Statements
War on Ukraine
In February 2022, as a result of the war on Ukraine by Russia, economic sanctions and export controls were imposed by much of the world on Russian financial institutions and businesses. These sanctions could adversely impact net sales, create disruptions in the global supply chain, increase the risk of cyber attacks, and potentially have an adverse impact on the global economy, financial markets, energy markets, currency rates and otherwise. As a result of the global impacts, we have experienced volatility in currency translation effects. Our manufacturing and procurement exposure in Russia and

Ukraine is limited as our operations consist mainly of associates in local functions, including sales and customer support. Refer to "Item 3. Key Information—3.D. Risk Factors" - Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business included elsewhere in this Annual Report.
For the years ended December 31, 2022 and 2021, net sales in Russia and Ukraine amounted to approximately 2% of consolidated net sales. Total assets in Russia and Ukraine amounted to $83 million as of December 31, 2022. As of December 31, 2022, operations previously impacted by the war on Ukraine continued operating to the extent practicable and permitted by law.
COVID-19
Outbreaks of COVID-19 cases continued to occur in 2022 and localized responses remain unpredictable, notably in China. The COVID-19 pandemic may continue to have an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
Net sales trends
Sales in 2022 grew over the prior year period reflecting continuing recovery from COVID-19. However, uncertainty remains on a market by market basis, and we believe we will likely continue to see some lingering impacts from COVID-19. In addition, Russia’s war on Ukraine and resulting global response could have an adverse impact on our business for the foreseeable future.
Supply chain continuity and inflation
We have experienced inflationary pressures in electronic components, freight, labor, resins and plastics, which we continue to manage but have impacted operating margin in 2022 despite price increases and productivity initiatives. We have also encountered supply chain challenges in certain components including microchips, resins and plastics, metals and filters. Our procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. We expect these inflationary pressures and supply chain challenges to continue into 2023.
Estimation uncertainty
The preparation of Consolidated Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year that affect the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the Consolidated Financial Statements for the year ended December 31, 2022 required the use of significant estimates and assumptions pertaining to the past and potential impacts of the adverse effects of the war on Ukraine, economic sanctions and export controls on Russia and continuing impacts of COVID-19 on Alcon's operations, results and liquidity. Actual outcomes and results could differ materially from our estimates and assumptions. For example, we could be impacted by extended or new economic sanctions and export controls on Russia, extended or new COVID-19 related shut-down periods, ongoing supply chain disruptions, labor shortages, an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand and increased debt or impairments of assets. See Note 2 to the Consolidated Financial Statements included elsewhere in this Annual Report and in the "Critical accounting policies and estimates" section within this Item 5.A.
Segment description
Alcon has two identified reportable segments: Surgical and Vision Care. Both segments are supported by Research and Development and Manufacturing and Technical Operations, whose results are incorporated into the respective segment contribution. Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, separation costs, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs and certain other income and expense items. See Note 4 to the Consolidated Financial Statements included elsewhere in this Annual Report.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon. Alcon also provides services, training, education and technical support for the Surgical business. In 2022, the Surgical segment accounted for $5.0 billion, or 58%, of Alcon net sales to third parties, and contributed $1.3 billion, or 69%, of Alcon operating income (excluding unallocated income and expenses).

In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. Alcon also provides services, training, education and technical support for the Vision Care business. In 2022, the Vision Care segment accounted for $3.6 billion, or 42%, of Alcon net sales to third parties, and contributed $600 million, or 31%, of Alcon operating income (excluding unallocated income and expenses).
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
The surgical market in which we operate includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training, and is projected to grow mid-single digits per year from 2022 to 2027. Growth drivers in the surgical market include: global growth of cataract and vitreoretinal procedures, driven by an aging population; increased access to care; higher uptake of premium patient-pay technologies; increased adoption of advanced technologies; and eye disease as a comorbidity linked to the global prevalence of diabetes.
The vision care market in which we operate is comprised of products designed for ocular care and consumer use, and is projected to grow mid-single digits per year from 2022 to 2027. Growth drivers in the vision care market include: better contact lens material, improved health and comfort and enhanced visual acuity; a significant population of approximately 194 million undiagnosed dry eye patients, with an additional 42 million self-diagnosed dry eye patients using unsuitable products for treatment; growing access and consumption of vision care products in emerging markets; and increasing consumer access through the expansion of distribution models.
In each of our markets, we rely on our strong relationships with eye care professionals and consumers to attract and retain customers and expand the market. We believe we have made one of the largest commitments to research and development in the eye care market, which we expect to continue through internal innovation investments and identifying and executing on attractive acquisition, licensing and collaboration opportunities.
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
Our financial results are affected to varying degrees by internal and external factors. For example, because of our heavy dependence on information technology systems, cybersecurity breaches or other disruptions of our information technology systems or our inability to comply with data privacy, identity protection or information security laws would significantly impact our business. Given the three-year Deferred Prosecution Agreement we entered into with the US DoJ, our compliance with anti-corruption laws is of heightened significance to our business. Litigation risk, including intellectual property and product liability lawsuits, and government investigations are additional risks our business faces.
The effect of a disruption in our global supply chain or important facilities, supply constraints, or an increase in the cost of energy would further impact our business. We also may be adversely affected by our inability to accurately forecast demand and manage our inventory levels and the changing buying patterns by our large distributor and retail customers. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence. In addition, for certain materials, components and services, we rely on sole or limited sources of supply. Our customer relations could be negatively impacted by the loss of our significant suppliers or the inability of any such supplier to meet certain specifications or delivery schedules.
Further, our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests, may impact our results of operations. While we make significant efforts to enhance the diversity of our workforce, we may be unable to attract and retain qualified personnel. Our reliance on outsourcing key business functions adds additional risk.
Moreover, our ability to grow depends on the commercial success of our products and our ability to maintain our position in the highly competitive markets in which we operate. Our ability to grow also depends on the success of our research and development efforts and BD&L activities in bringing new products to market, as well as the commercial acceptance of our products. We have incurred debt, in part to fund acquisitions including the acquisition of Aerie, that we must continue to service, and we may need additional financing in debt or equity.
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
Given our global presence, our operations and business results are also influenced and affected by the global economic and financial environment, including unpredictable political conditions and tax laws in various parts of the world. Additionally, a portion of our operations are conducted in emerging markets and are subject to risks and potential costs such as economic, political and social uncertainty, as well as relatively low average income levels and limited government reimbursement for the cost of healthcare products and services. Our operations and business results are also affected by the varying degrees of governmental regulation in the countries in which we operate, making the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. The manufacture of our products is also highly regulated. Any changes or new requirements related to the regulatory approval process or postmarket requirements applicable to our products in any jurisdiction for which compliance could be costly and onerous. Finally, if any of our accounting estimates are inaccurate then our financial results would be adversely impacted.
For more details on these trends and how they could impact our results, see "Item 3. Key Information—3.D. Risk Factors".
Components of results of operations
Net sales to third parties
Revenue on the sale of Alcon products and services, which is recorded as "Net sales to third parties" in the Consolidated Income Statement, is recognized when a contractual promise to a customer (i.e., a performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue would be recognized upon the satisfaction of acceptance criteria. The amount of revenue to be recognized is based on the consideration Alcon expects to receive in exchange for its goods and services, which may be fixed or variable. Variable consideration may include rebates, discounts including cash discounts, chargebacks, estimated payments for Medicare Part D prescription drug program coverage gap, patient co-pay program coupon utilization and sales returns. Variable consideration is only recognized when it is highly probable that a significant reversal of cumulative sales will not occur.
Surgical equipment may be sold together with other products and services under a single contract. The total consideration is allocated to the separate performance obligations based on the relative standalone selling price for each performance obligation. Revenue is recognized upon satisfaction of each performance obligation under the contract.
Other revenues
"Other revenues" mainly include revenue from contract manufacturing services which are recognized over time as the service obligations are completed. Associated costs incurred are recognized in "Cost of other revenues".

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
Critical accounting policies and estimates
Selected accounting policies are set out in Note 2 to the Consolidated Financial Statements included elsewhere in this Annual Report, which are prepared in accordance with IFRS as issued by the IASB.
Given the uncertainties inherent in our business activities, we must make certain estimates and assumptions that require difficult, subjective and complex judgments. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from our assumptions and estimates, which could materially affect our Consolidated Financial Statements. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in context of the unknown future impacts of the war on Ukraine, economic sanctions and export controls on Russia and the COVID-19 pandemic using information reasonably available to us at this time. The inherent uncertainties of the continuation of the war on Ukraine, COVID-19 or other items may result in actual outcomes that differ materially from our current assumptions and estimates.
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
For additional information on intangible assets and impairment charges recognized, see Note 9 to the Consolidated Financial Statements included elsewhere in this Annual Report.
Goodwill and other intangible assets represent a significant part of our Consolidated Balance Sheet, primarily due to acquisitions. Although no significant additional impairments are currently anticipated, impairment evaluation could lead to material impairment charges in the future.
Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill, or directly in the income statement if it is a bargain purchase. Alcon primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in estimating the fair value of identifiable assets acquired when allocating the purchase consideration paid for the acquisition. The estimates of the fair values involve significant judgment by management and include assumptions with measurement uncertainty, such as the following:
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

Contingent consideration
In a business combination, it is often necessary to recognize contingent future payments to previous owners, representing contractually defined potential amounts as a liability. Usually for Alcon these are linked to development or commercial milestones related to certain assets and are recognized as a financial liability at their fair value, which is then re-measured at each subsequent reporting date.
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
Alcon accounts for variable or contingent consideration associated with asset acquisitions using the cost accumulation model. At the date of the asset acquisition, the intangible asset is initially recognized at the amount paid. Variable payments are subsequently capitalized as part of the cost of the asset when paid, on the basis that such payments represent the direct cost of acquisition.
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
Factors affecting comparability of period to period results of operations
The comparability of the period to period results of our operations can be significantly affected by the COVID-19 pandemic, the issuance and repayment of financial debts and acquisitions. Our net sales, operating results and cash flows in 2022, 2021 and 2020 were affected by COVID-19. The transactions of significance during 2022 included the acquisition of Aerie Pharmaceuticals, Inc., the acquisition of Ivantis, Inc. ("Ivantis"), and the acquisition of Eysuvis and Inveltys products. Additionally, in 2022 we issued senior notes due in 2028, 2032 and 2052, and repaid the Facility B and C term loans. In 2021, we acquired the US commercialization rights of Simbrinza. In 2020, one transaction of significance was the issuance of senior notes due in 2030. Refer to Note 3 to the Consolidated Financial Statements for details related to each of these significant transactions.

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
Key figures

	2022 compared to 2021				2021 compared to 2020
			Change %			Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2020	$	cc(1)

Net sales to third parties	8,654	8,222	5	11	6,763	22	20
Gross profit	4,748	4,652	2	10	2,940	58	56
Operating income/(loss)	672	580	16	59	(482)	nm	nm
Operating margin (%)	7.8	7.1			(7.1)
Net income/(loss)	335	376	(11)	37	(531)	nm	nm
Basic earnings/(loss) per share ($)	0.68	0.77	(12)	36	(1.09)	nm	nm
Diluted earnings/(loss) per share ($)	0.68	0.76	(11)	37	(1.09)	nm	nm

Core results(1)
Core operating income	1,571	1,443	9	26	789	83	78
Core operating margin (%)	18.2	17.6			11.7
Core net income	1,108	1,063	4	23	512	108	102
Core basic earnings per share ($)	2.25	2.17	4	23	1.05	107	101
Core diluted earnings per share ($)	2.24	2.15	4	23	1.04	107	101
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

Commentary for the year ended December 31, 2021 compared to 2020 may be found in Item 5 of the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on February 15, 2022 ("2021 Form 20-F").
Net sales by segment

	2022 compared to 2021				2021 compared to 2020
			Change %			Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2020	$	cc(1)

Surgical
Implantables	1,725	1,522	13	20	1,126	35	34
Consumables	2,499	2,388	5	10	1,952	22	21
Equipment/other	821	793	4	10	632	25	24
Total Surgical	5,045	4,703	7	13	3,710	27	25

Vision Care
Contact lenses	2,192	2,139	2	9	1,838	16	15
Ocular health	1,417	1,380	3	7	1,215	14	12
Total Vision Care	3,609	3,519	3	8	3,053	15	14
Net sales to third parties	8,654	8,222	5	11	6,763	22	20
(1)Constant currencies is a non-IFRS measure. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information.
Surgical
Surgical net sales were $5.0 billion, an increase of 7%, primarily driven by product innovation, market improvements across most geographies reflecting continuing recovery from the COVID-19 pandemic, and sales of the Hydrus Microstent. Growth was partially offset by unfavorable currency impacts of 6%. Surgical net sales increased 13% in constant currencies.
•Implantables net sales were $1.7 billion, an increase of 13%, reflecting improving market conditions, increased demand for the portfolio of advanced technology intraocular lenses, led by Vivity, and sales of the Hydrus Microstent, partially offset by unfavorable currency impacts of 7%. Implantables net sales increased 20% in constant currencies.
•Consumables net sales were $2.5 billion, an increase of 5%, primarily driven by higher procedure volumes due to improving market conditions, partially offset by unfavorable currency impacts of 5%. Consumables net sales increased 10% in constant currencies.
•Equipment/other net sales were $821 million, an increase of 4%, primarily driven by demand in international markets for cataract equipment and service, partially offset by declines in refractive equipment and unfavorable currency impacts of 6%. Equipment/other net sales increased 10% in constant currencies.
Vision Care
Vision Care net sales were $3.6 billion, an increase of 3%, with product innovation and market improvements across geographies reflecting continuing recovery from the COVID-19 pandemic, partially offset by unfavorable currency impacts of 5%. Ocular health net sales also benefited from sales of ophthalmic pharmaceutical products following acquisitions, including Aerie in November 2022. Vision Care net sales increased 8% in constant currencies.
•Contact lenses net sales were $2.2 billion, an increase of 2%, driven by silicone hydrogel contact lenses, including the Precision1 and Total families of products, as well as price increases. This growth was partially offset by declines in legacy lenses and unfavorable currency impacts of 7%. Contact lenses net sales increased 9% in constant currencies.
•Ocular health net sales were $1.4 billion, an increase of 3%, primarily driven by the portfolio of eye drops, including recently acquired ophthalmic pharmaceutical products and Systane. This growth was significantly offset by unfavorable currency impacts of 4% and supply chain challenges, primarily in contact lens care. Ocular health net sales increased 7% in constant currencies.

Operating income/(loss)

	2022 compared to 2021				2021 compared to 2020
			Change %			Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2020	$	cc(1)

Gross profit	4,748	4,652	2	10	2,940	58	56
Selling, general & administration	(3,068)	(3,076)	—	(4)	(2,694)	(14)	(13)
Research & development	(702)	(842)	17	15	(673)	(25)	(25)
Other income	36	43	(16)	(15)	235	(82)	(82)
Other expense	(342)	(197)	(74)	(75)	(290)	32	33
Operating income/(loss)	672	580	16	59	(482)	nm	nm
Operating margin (%)	7.8	7.1			(7.1)

Core results(1)
Core gross profit	5,381	5,216	3	11	4,092	27	26
Core operating income	1,571	1,443	9	26	789	83	78
Core operating margin (%)	18.2	17.6			11.7
nm = not meaningful
(1)    Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.
Operating income was $672 million (+16%, +59% cc), compared to $580 million in the prior year period. Operating margin increased 0.7 percentage points, with improved operating leverage from higher sales, lower intangible asset impairments and favorability from incentive compensation, partially offset by increased inflationary impacts, increased transformation costs, increased legal items, acquisition and integration related expenses, higher amortization for intangible assets due to recent acquisitions and a negative 2.3 percentage point impact from currency. Operating margin increased 3.0 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year were $899 million, mainly due to $588 million of amortization, $62 million in impairments of intangible assets, $119 million of transformation costs, $90 million of legal settlement costs and $64 million of acquisition and integration related expenses. Adjustments to arrive at core operating income in the prior year period were $863 million, mainly due to $529 million of amortization, $225 million in impairments of intangible assets, $68 million of transformation costs, an increase of $50 million in legal items and $36 million of separation costs, partially offset by a $42 million benefit from fair value adjustments to contingent liabilities.
Core operating income was $1.6 billion (+9%, +26% cc), compared to $1.4 billion in the prior year period. Core operating margin increased 0.6 percentage points, with improved operating leverage from higher sales and favorability from incentive compensation, partially offset by increased inflationary impacts and a negative 1.8 percentage point impact from currency. Core operating margin increased 2.4 percentage points on a constant currencies basis.

Segment contribution
For additional information regarding segment contribution, please refer to Note 4 to the Consolidated Financial Statements.

	2022 compared to 2021				2021 compared to 2020
($ millions unless indicated otherwise)			Change %			Change %
	2022	2021	$	cc(1)	2020	$	cc(1)

Surgical segment contribution	1,336	1,184	13	26	672	76	72
As % of net sales	26.5	25.2			18.1
Vision Care segment contribution	600	604	(1)	15	419	44	41
As % of net sales	16.6	17.2			13.7
Not allocated to segments	(1,264)	(1,208)	(5)	(5)	(1,573)	23	23
Operating income/(loss)	672	580	16	59	(482)	nm	nm
Core adjustments(1)	899	863			1,271
Core operating income(1)	1,571	1,443	9	26	789	83	78
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.
Surgical
Surgical segment contribution was $1.3 billion (+13%, +26% cc), compared to $1.2 billion in the prior year period. Segment contribution margin increased 1.3 percentage points, with improved operating leverage from higher sales and favorability from incentive compensation, partially offset by increased inflationary impacts and a negative 1.6 percentage point impact from currency. Segment contribution margin increased 2.9 percentage points on a constant currencies basis.
Vision Care
Vision Care segment contribution was $600 million (-1%, +15% cc), compared to $604 million in the prior year period. Segment contribution margin decreased 0.6 percentage points, including a negative 1.8 percentage point impact from currency. Segment contribution margin increased 1.2 percentage points on a constant currencies basis. Underlying improvements in operating leverage from higher sales and favorability from incentive compensation were partially offset by unfavorable product mix from launches of new silicone hydrogel daily contact lenses, increased inflationary impacts and supply chain challenges.
Not allocated to segments
Operating loss not allocated to segments totaled $1.3 billion (-5%, -5% cc), compared to $1.2 billion in the prior year period, primarily driven by higher amortization for intangible assets due to recent acquisitions, increased transformation costs, acquisition and integration related expenses and increased legal items, partially offset by lower intangible asset impairments.

Non-operating income & expense

	2022 compared to 2021				2021 compared to 2020
			Change %			Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2020	$	cc(1)

Operating income/(loss)	672	580	16	59	(482)	nm	nm
Interest expense	(134)	(120)	(12)	(13)	(124)	3	3
Other financial income & expense	(75)	(42)	(79)	(80)	(29)	(45)	(41)
Income/(loss) before taxes	463	418	11	70	(635)	nm	nm
Taxes	(128)	(42)	nm	nm	104	nm	nm
Net income/(loss)	335	376	(11)	37	(531)	nm	nm
Basic earnings/(loss) per share ($)	0.68	0.77	(12)	36	(1.09)	nm	nm
Diluted earnings/(loss) per share ($)	0.68	0.76	(11)	37	(1.09)	nm	nm

Core results(1)
Core taxes	(254)	(218)	(17)	(38)	(124)	(76)	(72)
Core net income	1,108	1,063	4	23	512	108	102
Core basic earnings per share ($)	2.25	2.17	4	23	1.05	107	101
Core diluted earnings per share ($)	2.24	2.15	4	23	1.04	107	101
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.
Interest expense
Interest expense was $134 million, compared to $120 million in the prior year period. The current year period had increased financial debts following funding of the Aerie acquisition in November 2022 and less favorable interest rates.
Other financial income & expense
Other financial income & expense was a net expense of $75 million, compared to $42 million in the prior year period. The increase was primarily driven by foreign currency exchange losses, losses from hyperinflationary accounting, hedging costs and losses for the write-off of unamortized debt issuance costs, partially offset by interest income.
Taxes
Tax expense was $128 million, compared to $42 million in the prior year period. The average tax rate was 27.6% compared to 10.0% in the prior year period, primarily driven by the recognition of tax expense for an Advanced Pricing Agreement between Swiss and US tax authorities related to fiscal years 2019 through 2022 (the "2022 APA"), partially offset by discrete tax items favorably impacting the current year, including an agreement for deductibility of a statutory expense for Switzerland federal tax related to fiscal year 2021. It is uncertain whether Alcon will obtain a similar benefit for the deductibility of these statutory expenses in Switzerland in future years.
Adjustments to arrive at core tax expense in the current year period were $126 million for the tax effect associated with operating income core adjustments, partially offset by discrete tax impacts of the 2022 APA for the fiscal years 2019 through 2021. Adjustments to arrive at core tax expense in the prior year period were $176 million for the tax effect associated with operating income core adjustments.
Core tax expense was $254 million, compared to $218 million in the prior year period. The average core tax rate was 18.6% compared to 17.0% in the prior year period, primarily due to the 2022 APA related to fiscal year 2022, partially offset by discrete tax benefits, including an agreement for deductibility of a statutory expense for Switzerland federal tax related to fiscal year 2021 and other discrete tax items.

Net income and earnings per share
Net income was $335 million, compared to $376 million in the prior year period, primarily due to higher interest, other financial expense and tax expense, partially offset by higher operating income. In addition, the current year reflects unfavorable currency impacts. The associated basic and diluted earnings per share were $0.68, compared to basic and diluted earnings per share of $0.77 and $0.76, respectively, in the prior year period.
Core net income was $1.1 billion, compared to $1.1 billion in the prior year period, primarily due to higher core operating income, partially offset by higher interest, other financial expense and core tax expenses. In addition, the current year reflects unfavorable currency impacts. The associated core basic and diluted earnings per share were $2.25 and $2.24, respectively, compared to $2.17 and $2.15, respectively, in the prior year period.
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
Alcon manages its global currency exposure by engaging in hedging transactions where management deems appropriate as described in "Item 5.B. Liquidity and Capital Resources". The impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.
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
The hyperinflationary economies in which we operate are Argentina, Turkey and Venezuela. Argentina and Venezuela were hyperinflationary for all years presented. Turkey became hyperinflationary effective April 1, 2022, requiring retroactive implementation from January 1, 2022 of hyperinflationary accounting. Refer to Note 2 to the Consolidated Financial Statements included elsewhere in this Annual Report for additional information.

Foreign exchange rates for foreign currency translation
The following tables set forth the foreign exchange rates of the US dollar against key currencies used for foreign currency translation when preparing the Consolidated Financial Statements:

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2022	2021	Change %	2022	2021	Change %
AUD	0.693	0.752	(8)	0.678	0.726	(7)
BRL	0.194	0.186	4	0.189	0.180	5
CAD	0.768	0.798	(4)	0.738	0.785	(6)
CHF	1.047	1.094	(4)	1.081	1.093	(1)
CNY	0.149	0.155	(4)	0.144	0.157	(8)
EUR	1.051	1.183	(11)	1.065	1.130	(6)
GBP	1.232	1.376	(10)	1.207	1.351	(11)
INR (100)	1.272	1.353	(6)	1.208	1.347	(10)
JPY (100)	0.760	0.912	(17)	0.757	0.868	(13)
RUB (100)	1.432	1.358	5	1.380	1.336	3
KRW (1,000)	0.774	0.874	(11)	0.793	0.840	(6)

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2021	2020	Change %	2021	2020	Change %
AUD	0.752	0.690	9	0.726	0.771	(6)
BRL	0.186	0.196	(5)	0.180	0.193	(7)
CAD	0.798	0.746	7	0.785	0.784	—
CHF	1.094	1.066	3	1.093	1.135	(4)
CNY	0.155	0.145	7	0.157	0.153	3
EUR	1.183	1.141	4	1.130	1.229	(8)
GBP	1.376	1.284	7	1.351	1.365	(1)
INR (100)	1.353	1.350	—	1.347	1.369	(2)
JPY (100)	0.912	0.937	(3)	0.868	0.970	(11)
RUB (100)	1.358	1.390	(2)	1.336	1.337	—
KRW (1,000)	0.874	0.849	3	0.840	0.920	(9)

The following table shows information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Bloomberg Market System. The exchange rate in effect on February 21, 2023 as found on Bloomberg Market System was CHF 1.00 = USD 1.08.

($ per CHF)	Low(1)	High(1)
January 2022	1.07	1.08
February 2022	1.08	1.09
March 2022	1.08	1.09
April 2022	1.03	1.03
May 2022	1.04	1.05
June 2022	1.04	1.05
July 2022	1.04	1.05
August 2022	1.02	1.03
September 2022	1.01	1.03
October 2022	1.00	1.00
November 2022	1.05	1.06
December 2022	1.08	1.09
January 2023	1.08	1.09
February 2023 (through February 21, 2023)	1.08	1.08
(1) Represents the lowest and highest, respectively, of the exchange rates on the last day of each month during the year.
Currency impact on key figures
The following table provides a summary of the currency impact on key company figures due to their conversion into US dollars, Alcon's reporting currency, of the financial data from entities reporting in non-US dollars.

	2022 compared to 2021			2021 compared to 2020
	Change %		Percentage point currency impact	Change %		Percentage point currency impact
	$	cc(1)		$	cc(1)

Net sales to third parties	5	11	(6)	22	20	2
Gross profit	2	10	(8)	58	56	2
Operating income/(loss)	16	59	(43)	nm	nm	nm
Net income/(loss)	(11)	37	(48)	nm	nm	nm
Basic earnings/(loss) per share ($)	(12)	36	(48)	nm	nm	nm
Diluted earnings/(loss) per share ($)	(11)	37	(48)	nm	nm	nm

Core results(1)
Core operating income	9	26	(17)	83	78	5
Core net income	4	23	(19)	108	102	6
Core basic earnings per share ($)	4	23	(19)	107	101	6
Core diluted earnings per share ($)	4	23	(19)	107	101	6
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
A 1% movement in the USD versus our basket of currencies would have resulted in a $46 million change in annual net sales and a $20 million change in both annual operating income and core operating income.

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

Reconciliation of IFRS results to core results
2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(4)	Legal items(6)	Other items(7)	Core results
Gross profit	4,748	572	59	—	—	2	5,381
Operating income	672	588	62	119	90	40	1,571
Income before taxes	463	588	62	119	90	40	1,362
Taxes(8)	(128)	(99)	(14)	(20)	(22)	29	(254)
Net income	335	489	48	99	68	69	1,108
Basic earnings per share ($)	0.68						2.25
Diluted earnings per share ($)	0.68						2.24
Basic - weighted average shares outstanding (millions)(9)	491.4						491.4
Diluted - weighted average shares outstanding (millions)(9)	494.4						494.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Legal items(6)	Other items(7)	Core results
Gross profit	4,652	520	45	—	—	—	—	(1)	5,216
Operating income	580	529	225	36	68	(16)	50	(29)	1,443
Income before taxes	418	529	225	36	68	(16)	50	(29)	1,281
Taxes(8)	(42)	(95)	(51)	(6)	(13)	2	(12)	(1)	(218)
Net income	376	434	174	30	55	(14)	38	(30)	1,063
Basic earnings per share ($)	0.77								2.17
Diluted earnings per share ($)	0.76								2.15
Basic - weighted average shares outstanding (millions)(9)	490.0								490.0
Diluted - weighted average shares outstanding (millions)(9)	493.4								493.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Reconciliation of IFRS results to core results (continued)
2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(7)	Core results
Gross profit	2,940	1,001	106	13	—	—	32	4,092
Operating (loss)/income	(482)	1,021	167	217	49	(154)	(29)	789
(Loss)/income before taxes	(635)	1,021	167	217	49	(154)	(29)	636
Taxes(8)	104	(172)	(34)	(37)	(10)	38	(13)	(124)
Net (loss)/income	(531)	849	133	180	39	(116)	(42)	512
Basic (loss)/earnings per share ($)	(1.09)							1.05
Diluted (loss)/earnings per share ($)	(1.09)							1.04
Basic - weighted average shares outstanding (millions)(9)	489.0							489.0
Diluted - weighted average shares outstanding (millions)(9)	489.0							491.8
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
(6)For 2022, includes legal settlement costs.
For 2021, includes an increase in provisions for legal matters.
(7)For 2022, Gross profit includes the amortization of inventory fair value adjustments related to recent acquisitions, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes acquisition and integration related expenses, partially offset by fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets.
For 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Operating income also includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of option rights and fair value adjustments of financial assets.
For 2020, Gross profit primarily includes losses on disposal of property, plant & equipment, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes fair value adjustments to contingent consideration liabilities, a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and fair value adjustments of financial assets, partially offset by the amortization of option rights.
(8)For 2022, total tax adjustments of $126 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $899 million totaled $166 million with an average tax rate of 18.5%. Core tax adjustments for discrete tax items totaled $40 million, primarily related to the recognition of an Advanced Pricing Agreement between US and Switzerland tax authorities for fiscal years 2019 through 2021.
For 2021, total tax adjustments of $176 million include tax associated with operating income core adjustments of $863 million with an average tax rate of 20.4%.
For 2020, total tax adjustments of $228 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.3 billion totaled $221 million with an average tax rate of 17.4%. Core tax adjustments for discrete items totaled $7 million.
(9)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 7 to the Consolidated Financial Statements.

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
We believe that we have adequate liquidity to meet our needs. At December 31, 2022, we had cash and cash equivalents of $1.0 billion, compared to $1.6 billion at December 31, 2021. At December 31, 2022, we had current financial debt of $107 million, compared to $114 million at December 31, 2021, consisting of bank and other financial debt. At December 31, 2022, we had non-current financial debt of $4.5 billion, compared to $4.0 billion at December 31, 2021, consisting of senior notes.
To date, all of our sales are generated by our subsidiaries and not directly by us. Thus, we are dependent on dividends, other payments or loans from our subsidiaries to meet our liquidity needs. Some of our subsidiaries may be subject to legal requirements of their respective jurisdictions of organization that may restrict their paying dividends or other payments, or making loans, to us.
Potential future uses of our liquidity include capital expenditures, acquisitions, debt repayments, dividend payments and other general corporate purposes. As of December 31, 2022, we had commitments for purchases of property, plant & equipment of $248 million. In addition, on February 12, 2023 we announced the settlement of legal proceedings with JJSVI related to femtosecond laser assisted cataract surgery devices. As part of the resolution of this matter, we will make a one-time payment to JJSVI of $199 million. Refer to Note 18 to the Consolidated Financial Statements for additional information.
We use the US Dollar as our reporting currency and are therefore exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Korean Won, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition. As of December 31, 2022 unsettled derivative positions included $8 million in unrealized gains and $10 million in unrealized losses.
All comments in this section relate to the year ended December 31, 2022 compared to 2021. Commentary for the year ended December 31, 2021 compared to 2020 may be found in Item 5 of the 2021 Form 20-F.
Cash flow and net (debt)/liquidity

($ millions)	2022	2021

Net cash flows from operating activities	1,217	1,345
Net cash flows used in investing activities	(1,865)	(1,198)
Net cash flows used in financing activities	(8)	(123)
Effect of exchange rate changes on cash and cash equivalents	61	(6)
Net change in cash and cash equivalents	(595)	18
Change in derivative financial instrument assets	5	—
Change in equity securities of public companies	(3)	3
Change in current and non-current financial debts	(568)	38
Change in net (debt)	(1,161)	59
Net (debt) at January 1	(2,499)	(2,558)
Net (debt) at December 31	(3,660)	(2,499)
Net cash flows from operating activities
Net cash flows from operating activities amounted to $1.2 billion in 2022, compared to $1.3 billion in the prior year period. The current year includes increased cash outflows from changes in net working capital, the negative impact of foreign currency rates on operating results and a $20 million legal settlement payment. Both periods were impacted by tax payments and semi-annual interest payments.

Changes in net working capital in the current year include increases in inventories and trade receivables, the net change in other operating assets and other operating liabilities and decreases in trade payables. The increase in inventories was primarily driven by new product launches and higher raw materials and work in process at manufacturing sites to mitigate uncertainty caused by longer supply lead times. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating assets was primarily driven by increases in long-term receivables and prepaid expenses. The net change in other operating liabilities was primarily driven by higher annual associate short-term incentive payments in 2022, which generally occur in the first quarter, payment of acquisition and integration costs related to Aerie and lower wage accruals due to the timing of payroll, partially offset by accruals for deductions from revenue. Trade payables decreased as the prior year payables reflected increased discretionary spending in line with market recovery.
Changes in net working capital in the prior year period were mainly driven by increases in inventories and trade receivables, partially offset by the net change in other operating liabilities and increases in trade payables. The increase in inventories was primarily associated with new product launches as well as to meet expected upcoming demand and to support supply chain continuity. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating liabilities was primarily related to accruals for associate short-term incentive benefits and revenue deductions, partially offset by payments for Value Added Tax ("VAT") and other payables. The increase in trade payables was primarily driven by increased discretionary spending. Refer to Note 20 of the Consolidated Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $1.9 billion in 2022, compared to $1.2 billion in the prior year period. Cash outflows in the current year period are primarily due to the acquisitions of Aerie, Ivantis, and Eysuvis and Inveltys products, capital expenditures and purchases of long-term financial investments measured at fair value through other comprehensive income, partially offset by the sale of short-term investments obtained in the Aerie acquisition.
Cash outflows in the prior year period were primarily due to the acquisition of exclusive US commercialization rights to Simbrinza and capital expenditures, including for new contact lens manufacturing lines. Refer to Note 3 of the Consolidated Financial Statements for additional information on the acquisitions of Aerie, Ivantis, Eysuvis and Inveltys products and Simbrinza US commercialization rights.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $8 million in 2022, compared to $123 million in the prior year period. Cash outflows in the current year period primarily include dividends paid to shareholders of Alcon Inc., lease payments, withholding taxes paid upon net settlements of equity-based compensation and payments made upon settlement of derivative contracts, partially offset by net cash inflows associated with financial debts. Net cash inflows associated with financial debts primarily included the issuance of Series 2028, Series 2032 and Series 2052 senior notes, issuance and repayment of the 2022 Bridge Loan Facility associated with the Aerie acquisition, repayment of the Facility B and Facility C term loans, payment of financial debts assumed in the Aerie acquisition and payments of certain local debt facilities.
Cash outflows in the prior year period primarily included lease payments, dividends paid, payment of certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from refinancing of local debt facilities in Japan. Refer to Notes 3, 16 and 20 of the Consolidated Financial Statements for additional information.
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for 2022, 2021 and 2020, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure.

($ millions)	2022	2021	2020
Net cash flows from operating activities	1,217	1,345	823
Purchase of property, plant & equipment	(636)	(700)	(479)
Proceeds from sale of property, plant & equipment	—	—	6
Free cash flow	581	645	350

Free cash flow amounted to an inflow of $581 million in 2022, compared to an inflow of $645 million in the prior year period, driven primarily by decreased cash flow from operating activities, partially offset by decreased purchases of property, plant and equipment.
For additional information refer to Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures".
Balance sheet
Assets
Total non-current assets were $24.0 billion as of December 31, 2022, an increase of $1.4 billion when compared to $22.6 billion as of December 31, 2021. Intangible assets other than goodwill increased $924 million primarily due to the acquisitions of Aerie, Ivantis, and Eysuvis and Inveltys products, partially offset by recurring amortization and asset impairments. Property, plant, and equipment increased $314 million primarily due to capital expenditures and the acquisition of Aerie, partially offset by depreciation and foreign currency translation effects. Financial assets increased $70 million primarily driven by purchases of long-term financial investments measured at fair value through other comprehensive income and unrealized gains on financial investments measured at fair value through profit and loss. Goodwill increased $65 million due to the acquisition of Aerie.
Total current assets were $5.2 billion as of December 31, 2022, a decrease of $193 million when compared to $5.4 billion as of December 31, 2021. Cash and cash equivalents decreased $595 million due to the net impact of operating, investing and financing activities as described in the preceding section. Inventories increased $210 million primarily driven by new product launches, higher raw materials and work in process at manufacturing sites to mitigate uncertainty caused by longer supply lead times and the acquisition of Aerie, partially offset by foreign currency translation effects. Trade receivables increased $177 million primarily driven by higher sales outpacing collections and the acquisition of Aerie, partially offset by foreign currency translation effects.
Closely monitored countries include Greece, Italy, Portugal, Spain, Brazil, Russia, Turkey, Saudi Arabia and Argentina. The majority of the outstanding trade receivables from Greece, Italy, Spain, Saudi Arabia and Argentina are due directly from local governments or from government-funded entities. We evaluate trade receivables in these countries for potential collection risk. Should there be a substantial deterioration in our economic exposure with respect to those countries, we may increase our level of provisions by updating our expected loss provision or may change the terms of trade on which we operate.
The gross trade receivables from these countries at December 31, 2022 amounted to $280 million ($252 million at December 31, 2021), of which $8 million are past due for more than one year ($10 million at December 31, 2021) and for which provisions of $10 million have been recorded ($11 million at December 31, 2021). At December 31, 2022, amounts past due for more than one year are not significant in any of these countries.
The following table summarizes the aging of trade receivables as of December 31, 2022 and 2021:

($ millions)	2022	2021
Not overdue	1,390	1,273
Past due for not more than one month	125	96
Past due for more than one month but less than three months	93	74
Past due for more than three months but less than six months	56	43
Past due for more than six months but less than one year	28	23
Past due for more than one year	38	42
Provisions for doubtful trade receivables	(57)	(55)
Total trade receivables, net	1,673	1,496
There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail in the "Item 5.A. Operating Results — Effects of currency fluctuations" section.

Liabilities
Total non-current liabilities were $6.8 billion as of December 31, 2022, an increase of $479 million when compared to $6.3 billion as of December 31, 2021. Financial debts increased $575 million due to the net proceeds from debt issuances and repayments in 2022, partially offset by the movement of balances to current financial debt and foreign currency translation effects. Refer to Note 16 of the Consolidated Financial Statements for details regarding financial debt issuances and repayments in 2022. Deferred tax liabilities increased $38 million primarily due to the acquisition of Aerie. Provisions and other non-current liabilities decreased $154 million primarily related to reductions in pensions and post-employment benefit obligations due to actuarial gains recognized for increases in discount rates, partially offset by liabilities assumed in the acquisition of Aerie.
Total current liabilities were $2.8 billion as of December 31, 2022, an increase of $310 million when compared to $2.5 billion as of December 31, 2021. Provisions and other current liabilities increased $323 million primarily due to accruals for legal items, liabilities assumed in the acquisition of Aerie, increased restructuring provisions and increased accruals for deductions from revenue, partially offset by foreign currency translation effects, lower accruals for incentive compensation and lower wage accruals due to the timing of payroll. Current income tax liabilities increased $32 million primarily due to the acquisition of Aerie, partially offset by payments. Trade payables decreased $42 million primarily due to foreign currency translation effects and higher trade payables in prior year reflecting increased discretionary spending.
Equity
Equity was $19.7 billion as of December 31, 2022, an increase of $421 million when compared to $19.3 billion as of December 31, 2021.
Net (debt)/liquidity (non-IFRS measure)
The following is a summary of net (debt) as of December 31, 2022 and December 31, 2021, together with a reconciliation to total financial debt, the most directly comparable IFRS measure.

($ millions)	2022	2021

Current financial debt	(107)	(114)
Non-current financial debt	(4,541)	(3,966)
Total financial debt	(4,648)	(4,080)

Less liquidity:
Cash and cash equivalents	980	1,575
Equity securities of public companies	—	3
Derivative financial instruments	8	3
Total liquidity	988	1,581
Net (debt)	(3,660)	(2,499)
Net debt of $3.7 billion as of December 31, 2022 increased $1.2 billion compared to $2.5 billion as of December 31, 2021. Alcon's liquidity amounted to $1.0 billion as of December 31, 2022, compared to $1.6 billion as of December 31, 2021. Total financial debt amounted to $4.6 billion as of December 31, 2022, compared to $4.1 billion as of December 31, 2021. The average maturity of financial debts outstanding as of December 31, 2022 is 11.8 years.
The $1 billion revolving credit facility remained undrawn as of December 31, 2022 and February 27, 2023.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures in "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures".

EBITDA (non-IFRS measure)

($ millions)	2022	2021	2020
Net income/(loss)	335	376	(531)
Taxes	128	42	(104)
Depreciation of property, plant & equipment	330	323	293
Depreciation of right-of-use assets	76	81	79
Amortization of intangible assets	653	590	1,078
Impairments of property, plant & equipment, and intangible assets	64	225	173
Interest expense	134	120	124
Other financial income & expense	75	42	29
EBITDA	1,795	1,799	1,141
Liquidity and financial debt by currency
The following table summarizes liquidity and financial debts by currency as of December 31, 2022 and 2021.

	Liquidity (%)(1)		Financial debts (%)(2)
	2022	2021	2022	2021
USD	68	91	87	87
EUR	22	4	11	10
CHF	1	—	—	—
JPY	—	—	2	3
Other	9	5	—	—
Total	100	100	100	100
(1)Liquidity includes cash and cash equivalents and time deposits.
(2)Financial debts includes non-current and current financial debts.
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Alcon research & development spending totaled $702 million, $842 million and $673 million for the years 2022, 2021 and 2020, respectively. As described in the "Risk Factors" section and elsewhere in this Annual Report, we are subject to varying degrees of governmental regulation in the countries in which we operate, which makes the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. See "Item 3. Key Information—3.D. Risk Factors". For further information on Alcon research and development policies and additional product information, as well as a description of the regulatory approval process, see "Item 4. Information on the Company—4.B. Business Overview".
5.D. TREND INFORMATION
Please see "Item 5.A. Operating Results—Opportunity and risk summary" and "Item 4. Information on the Company—4.B. Business Overview" for trend information.
5.E. CRITICAL ACCOUNTING ESTIMATES
Please see “Item 5.A. Operating results—Critical accounting policies and estimates”.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under “Item 6.C. Board Practices—Corporate Governance—Board of Directors—Composition” and “Item 6.C. Board Practices—Corporate Governance—Executive Committee—Composition of the Executive Committee” is incorporated by reference.

6.B. COMPENSATION
Introduction
Dear Shareholder
On behalf of the Alcon Board of Directors ("Board") and Compensation Committee ("CC"), I am pleased to present the 2022 Compensation Report. This report outlines Alcon’s overall 2022 compensation framework and philosophy for the members of the Board as well as for the members of the Executive Committee of Alcon ("ECA") and provides a general outlook for our 2023 compensation structure.
This Compensation Report covers the financial year from January 2022 to December 2022.
2022 in Review
2022 was a special year for Alcon as we celebrated our 75th anniversary. We approached the year with enthusiasm as our strong portfolio of products continue to help people See Brilliantly. Our team of more than 25,000 associates worked diligently throughout the year to deliver on our long-term goals.
Business Overview
Alcon had another successful year in 2022 despite persistent macroeconomic headwinds. The Company delivered strong financial performance driven by our broad portfolio of market-leading products, focused commercial execution and careful cost management. In an environment dominated by inflation, supply chain disruptions, increased interest rates and foreign currency exchange volatility, our associates have shown exceptional resilience, remained vigilant on developing our product pipeline and building contingency plans to mitigate the impact to our financial results. Highlights from the year are outlined below:
•Delivered net sales of $8.7 billion in 2022, representing growth of +5%, or +11% on a constant currency1 basis compared to 2021, showcasing our strong fundamentals.
•Gained market share and delivered growth compared to 2021 in both Surgical and Vision Care segments; the Surgical segment grew +7%, or +13% on a constant currency basis and the Vision Care segment grew +3%, or +8% on a constant currency basis.
•Completed the acquisition of Aerie Pharmaceuticals, Inc., complementing Alcon’s expansion into the ophthalmic pharmaceutical space, with its growing portfolio of commercial products, including brands Rocklatan and Rhopressa, and development pipeline.
•Committed to long-term ESG goals, published two social goals focused on vision improvement and two climate focused environmental goals in Alcon's 2021 Corporate Responsibility Report which aligned with our business and strategy.
2022 ECA Compensation
The Board annually reviews the CEO and ECA's target compensation against our peer group. In 2022, Mr. Endicott did not receive an increase to his compensation including base salary, short-term and long-term incentive targets. Compensation adjustments to other ECA members were made to align closer to the range of the peer group median.
2022 Incentive Payouts
Alcon had another successful year in 2022 despite persistent macroeconomic headwinds. Alcon’s operational and financial performance exceeded the target level for all short-term incentive ("STI") metrics (Sales, Core Operating Income and Free Cash Flow) yielding a business performance factor ("BPF") of 120% for all eligible Alcon associates. For the 2020-2022 long-term incentive ("LTI") performance stock unit ("PSU") award, Alcon exceeded target levels for all four metrics (Sales CAGR, Core EPS CAGR, Share of Peers and Innovation) resulting in 170% performance factor.
1 Constant currency growth is a non-IFRS measure. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information.

2022 Annual General Meeting Vote and Engagement with Shareholders
At our 2022 Annual General Meeting (“AGM”), our 2021 Compensation Report received strong support from 87% of the votes cast. While we are encouraged to receive strong shareholder support, we continued our efforts to engage with and gather feedback from our shareholders during 2022 regarding our executive compensation programs to have a two way dialogue and better understand their perspectives.
Our engagement team included our Board Chair, our Chief Human Resources Officer, General Counsel, Head of Investor Relations and Head of Sustainability. We heard directly from investors on a range of important topics tied to the executive compensation programs as well as broader ESG matters. Our shareholders were appreciative of the enhancements made to our 2021 short-term incentive payout disclosure, particularly the increased transparency of the ECA individual performance goals including ESG objectives. We have leveraged the feedback from our shareholder outreach to further enhance our Compensation Report.
2023 Annual General Meeting
In line with the Articles of Incorporation, we will ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the Board for their term of office from the 2023 AGM to the 2024 AGM. We will also ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the ECA for the 2024 financial year. In addition, we will ask our shareholders to endorse this 2022 Compensation Report in an advisory vote.
On behalf of the Board and the members of the CC, we thank you for your trust and investment in Alcon as well as your feedback and support.
Sincerely,
Karen May
Chair of the Compensation Committee

Compensation at a Glance
2022 ECA Compensation-Summary
We employ a strong pay-for-performance compensation system that motivates our senior executives to create long-term value for the Company and its shareholders.
The executive compensation program consists of a balanced set of fixed and variable elements rewarding short-term and long-term performance through the delivery of cash payments and equity awards. Performance goals were aligned to the strategic plan in a mix of absolute and relative measures including financial and non-financial metrics. The current compensation program remains well suited to effectively align pay and performance.
The CC exercised no discretion with regard to our STI and LTI plans during 2022.
Exhibit 1

	Annual Base Salary	Short-Term Incentive	Long-Term Incentive	Benefits
Purpose	In line with global pay practices, reflects responsibilities, experience and skills	Rewards annual performance against key objectives	Rewards long-term value creation in line with Alcon’s strategy and business priorities	Retirement savings and insurance in line with local market practices and benefits associated with global mobility and international relocation
Payment	Cash	Cash	Equity (Performance Stock Units)	Cash or in-kind contributions to retirement savings and insurance policies
Performance period	—	One year	Three-year cliff vesting	—
Performance measures	—	Three financial performance measures and an individual performance factor	Four equally weighted performance measures including financial, relative and innovation metrics	—
Payout range	—	0%-200% of the individual target award	0%-200% of the number of Performance Stock Units granted	—
Basis	Fixed	Variable	Variable	Fixed in proportion of pay

Total Compensation for 2022
From January 1, 2022 to December 31, 2022, we awarded the ECA members the amounts set out below.
•Our CEO received no compensation increase in 2022 including base salary and STI and LTI targets.
•The overall structure of ECA compensation remained the same as 2021 (base pay, STI, LTI and benefits).
For more detailed information, see section "ECA Compensation 2022" in this 2022 Compensation Report.
Exhibit 2

Compensation	Fixed compensation		Variable compensation		Additional comp.	Totals in USD	Totals in CHF[3]
From January 1, 2022 to December 31, 2022	Annual base salary	Pension and insurance benefits	2022 STI award	2022-2024 LTI awards [1]	Other benefits	Total compen-sation	Total compen-sation
David J. Endicott, CEO	1,240,379	168,035	2,143,375	5,568,577	1,272,305	10,392,671	9,924,481
Other ECA members	4,218,777	775,456	5,213,820	7,814,585	4,619,890	22,642,528	21,622,482
Totals in USD[2]	5,459,156	943,491	7,357,195	13,383,162	5,892,195	33,035,199
Totals in CHF[3]	5,213,221	900,987	7,025,753	12,780,251	5,626,752		31,546,963
1Performance Stock Units.
2Includes the CEO and six other ECA members.
3The amounts were converted at the rate of 1.0 CHF : 1.047175 USD.

2022 Board of Directors Compensation-Summary
We paid our Directors a fixed fee for services covering the term of their office from the 2022 Annual General Meeting ("2022 AGM") to the 2023 Annual General Meeting ("2023 AGM"). No changes have been made to Board compensation since the Board was initially formed in 2019 .
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
Exhibit 3

Board function	CHF[1]	USD[2]
Annual base fee:
Board Chair	950 000	994,816
Board member base fee (Board retainer fee)	200 000	209,435
Additional fees:
Vice Chair	40 000	41,887
Chair of the Audit and Risk Committee	70 000	73,302
Chair of the Compensation Committee	50 000	52,359
Chair of the Governance and Nomination Committee	50 000	52,359
Chair of the Innovation Committee	50 000	52,359
Member of the Audit and Risk Committee	35 000	36,651
Member of the Compensation Committee	25 000	26,179
Member of the Governance and Nomination Committee	25 000	26,179
Member of the Innovation Committee	25 000	26,179
1Board fees are paid in Swiss Francs (CHF).
2The Board fees are converted at the rate of 1.0 CHF : 1.047175 USD.
Alcon Board Fee Payments in 2022
An additional member was added to the Board when Dr. Raquel Bono was elected at the 2022 AGM with a 2022-2023 AGM term. No changes have been made to Board compensation from the previous year. In 2022, Alcon paid the members of the Board the following total amounts.
For more details regarding the compensation paid to the individual members of the Board, see section "Board of Directors Compensation 2022" in this Compensation Report.
Exhibit 4

	Payment in cash	Tax and other cash	Payment in shares	Number of shares	Other payments	Total fees
Total fees paid in 2022[1] in USD	514,752	607,780	2,296,168	33,053	36,250	3,454,950
Total fees paid in 2022 in CHF[2]	491,562	580,400	2,192,726	33,053	34,617	3,299,305
1Represents compensation for ten out of eleven members of the Board as David J. Endicott does not receive additional compensation for his service as a member of the Board. Reflects fees for Dr. Bono from April 2022 AGM to December 2022.
2The payments in cash were made in Swiss Francs (CHF). For consistency all compensation payments are reported in USD in this report. The amounts were converted at the rate of 1.0 CHF : 1.047175 USD. All amounts are before the social security contributions and income tax deductions due by the Board member.

Corporate Governance
The Board makes decisions regarding Board compensation upon proposals from the CC. These proposals are based on analysis and review of board compensation practices, policies and benchmarking information. Similarly, the Board approves CEO compensation upon proposals from the CC. The CC decides compensation of the other ECA members based upon the analysis of relevant executive compensation practices, policies and benchmarking information.
The Board is responsible for approving the Compensation Report and for the proposal of the aggregate budget of Board compensation and ECA compensation to the shareholders at the AGM. The Corporate Governance Report contained in our 2022 Annual Report in "Item 6.C. Board Practices" provides further details regarding the responsibilities of the CC.
Adherence to Strong Governance Practices
The CC evaluates many governance factors when designing and establishing compensation for members of the ECA. It uses these mechanisms to help guide its decisions to ensure that the Company is rewarding long-term success, discouraging excessive risk-taking and aligning executive and shareholder interests.
Exhibit 5

What we do	What we don’t do
•Provide a majority of executive pay in variable, rather than fixed compensation in order to ensure pay-for- performance	•No severance agreements
•Tie 100% of STI and LTI to appropriately ambitious performance metrics	•No single-trigger change in control payments
•Follow best practices in executive compensation design	•No change in control related excise tax gross ups
•Prohibit hedging, pledging and short sales of Company stock by executive officers and Directors	•No termination notice period in excess of twelve months
•Have robust share ownership requirements to reinforce alignment between executives and shareholders	•No stock option awards
•Include forfeiture and claw-back provisions for all variable compensation payments	•No active defined benefit pension plans
•Ensure that STI and LTI plans have target and maximum payout limits	•No guaranteed compensation
•Award all equity grants at market value
•Conduct ongoing investor outreach

ECA Compensation 2022
Compensation Governance
Authority for ECA Compensation Decisions
All decisions regarding CEO compensation and performance are made by the Board as a whole, excluding the CEO who is recused from such matters. The Board has delegated the authority to make compensation decisions for ECA members, excluding the CEO, to the CC.
The CEO makes recommendations to the CC on executive compensation policy and incentive plan design as well as proposals regarding the compensation and performance targets for ECA members. The CEO also proposes the assessment of performance achievements for ECA members. The CEO does not make proposals regarding his own compensation or performance.
Exhibit 6

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
R   Recommend     P   Propose     A   Approve
1binding vote
2advisory vote
Compensation Program
In the financial year 2022, Alcon’s ECA compensation framework included the strategic objectives of:
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
The CC believes that a relevant set of peer companies that are similar to Alcon in size, industry, business mix and global footprint, enables shareholders to assess the appropriate levels and practices of compensation and allows for pay-for-performance comparisons. The CC approved the peer group in 2019 and no changes have been made to the peer group since inception. Alcon’s revenue and market capitalization are above the median of the peer group companies.
Although Alcon is headquartered in Switzerland, a significant portion of our sales, management team and associate population are in the US. The US is the largest pool for both medical device and ophthalmology talent, and it is therefore critical that Alcon is able to attract and retain key talent from the US. As a result, our CC has selected a blended peer group of European and North American companies (42% European and 58% North American) to balance the European compensation structure with a need to attract and retain US talent. Based on our compensation philosophy, our desired competitive position is to stay close to the median of the peer group. The 2022 peer group is outlined in Exhibit 7.
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

*    Revenue and Market Capitalization data available as of December 31, 2022.
The annual total compensation of ECA members is targeted to the market median of benchmarks for comparable roles within this peer group. The CC considers compensation practices, structures and levels based on benchmarking information and advice provided by the CC’s independent external advisors (see more information under the section "Compensation Governance").
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
All members of the ECA must meet these requirements within five years of service from the commencement of ECA level role. If any of the ECA members fail to meet the requirement, or if they are not on track with the requirements, the CC may take several actions such as prohibiting the sale of Alcon shares until such time the requirement is met. At the end of 2022, each member of the ECA has met or is on track to meet the applicable ownership requirement.
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
Exhibit 9
Annual Base Salary

Annual Base Salary
Annual base salary (ABS) is set and reviewed considering:
•Market value of the role
•Benchmark information of peer companies
•Market median within the peer companies
•Executive’s role, performance, experience and potential
•Increases in line with the market
•Business performance and the external environment

Exhibit 10
Variable Compensation

Short-Term Incentive
The STI is designed and delivers awards based on:
Target value
•Annual base salary (ABS)[1] x STI target (% of ABS) = STI target value in USD/CHF
Performance measurement
•Measurement of financial performance (Business Performance Factor “BPF”) and individual performance (Individual Performance Factor “IPF”, see the description of the STI below for more information)
Payout
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
•Performance period: 3 years
•Range 0%-200% of the target number of PSUs
•Payout formula: Target number of PSUs x PSU performance factor = number of PSUs vested
•Cliff vesting of PSUs (i.e., all PSUs vest at the end of the performance period, subject to performance conditions)
•Conversion of vested PSUs to Alcon shares
•Payout delivered in unrestricted Alcon shares
•Paid in the first quarter of the year following the performance period
•PSUs carry dividend equivalents payable in cash at the end of the performance period based on the number of PSU vested

1ABS earned during the financial year.
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

ABS
27.9%
72%
Variable
Compensation
LTI
49.6%
STI
22.5%

CEO ratios and average ratios of other ECA members are based on 2022 values of ABS, target STI and target 2022-2024 LTI. Graphics exclude retirement savings and insurance benefits as well as any other benefits.
CEO Compensation
Our CEO’s compensation is aligned with Alcon’s pay-for-performance philosophy and is reflected in the pay mix for Mr. Endicott’s target compensation. Approximately 85% of his pay is at risk with 78% of his at risk pay tied to the achievement of long-term strategic goals.
In 2022, Mr. Endicott did not receive an increase to his compensation including base salary, short-term and long-term incentive targets.
In alignment with our pay-for-performance compensation philosophy, the Board will continue to monitor CEO's target compensation against the peer group.
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
Exhibit 12

STI payout opportunity as a % of annual base salary	at target	at maximum
David J. Endicott, CEO	120%	240%
Other members of the ECA (average)	82%	164%
The financial metrics for the short-term performance in 2022 are set out in the Exhibit below. The payout of STI is calculated by multiplying the target award by the BPF and IPF.

Exhibit 13

Metric	Financial Metrics [1]							Non-Financial Metric
	Third Party Net Sales	Core Operating Income			Free Cash Flow			Individual Performance
Definition	Measures the Company's Third Party Net Sales performance	Measures the Company’s profitability			Measures the Company’s capacity to realize cash			Measures the achievement of individual objectives (including ESG objectives) and individual values and behaviors
Rationale	Fosters the Company’s top line performance	Recognizes the primary indicator of profitability			Indicates the cash realized from operating activities			Considers individual contribution to the Company’s results
Weighting	40%	40%			20%			100%
Performance factors	BPF (total weightings of financial metrics 100%)							IPF
Payout formula
	ABS[2]	X	STI Target	X	BPF	X	IPF	= STI Payout

BPF maximum 150% x IPF maximum 150% = maximum 225% (capped at 200%)
Payout range	0 - 200%
1Financial achievements are measured in constant exchange rates to reflect operational performance and exclude the impact of acquisitions, divestitures and certain non-recurring items in accordance with the short-term incentive plan.
2ABS earned during the financial year.
In 2022, the Board and CC continued to incorporate the achievement of ESG objectives in determining the IPF for ECA members and overall STI payout. Each ECA member has five individual performance goals with each having specific measurable objectives and initiatives. The five focus areas are as outlined below:
•Key strategic business and customer objectives;
•Advancing product innovation and delivery;
•Alcon's transformation program;
•ESG objectives, including environmental sustainability, diversity and inclusion, and company culture and talent programs; and
•Achieving a range of key financial and operational performance measures.
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

Long-Term Incentive
The long-term incentive program is designed to make a significant portion of ECA members' compensation contingent on long-term Company performance and to ensure alignment with shareholders’ interests. LTI awards consist of PSUs, which convert to shares at vesting, contingent on the achievement of the performance measures. The annual LTI grant value at target is based on a percentage of each ECA member's annual base salary.
Exhibit 14

LTI payout opportunity as a % of annual base salary	Below threshold	at target	at maximum[1]
David J. Endicott, CEO	0%	430%	860%
Other members of the ECA (average)	0%	180%	360%
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
Exhibit 15

Metric	Third Party Net Sales CAGR[1,2]	Core EPS CAGR[2]	Share of Peers[3]	Innovation[4]
Definition	Measures the Company's Third Party Net Sales performance	Measures the profitability by the earnings per share	Measures the Company’s market performance relative to competitors	Measures the key product pipeline and achievement of milestones
Rationale	Fosters the Company’s Sales performance	Aligns ECA with shareholders by measuring earnings per share	Indicates relative competitive position against peers in terms of market share	Delivery of future products and key future growth drivers
Weighting	25%	25%	25%	25%
Payout formula
Metric 1 25%	+	Metric 2 25%	+	Metric 3 25%	+	Metric 4 25%

ABS	X	LTI Target	X	Addition of weighted metrics = Performance Factor	=	Payout/Number of PSUs

Weighted achievements of metrics = additive payout factor maximum 200% (cap)
Payout range	0-200%
1CAGR means Compound Annual Growth Rate.
2Financial achievements are measured in constant exchange rates to reflect operational performance. Impact of acquisitions, divestitures and certain non-recurring items are excluded from financial achievement in accordance with the long-term incentive plan.
3Metric “Share of peers” measures Alcon’s market share of key products in the Surgical and Vision Care segments relative to a peer group of competitors using third party syndicated data.
4The innovation metric includes 10 milestones which are generally related to sales, total product cost, cost of a development program and timeline of achievements.
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

Share of Peers - Measures Alcon’s market share of key product categories in the Surgical and Vision Care segments relative to a peer group of competitors. Market share performance is a relative performance measure based on independent, third-party market data, and is calculated as the change in share across the three-year period. Market share changes are weighted across multiple key product categories to develop a blended Alcon products share change for the three-year cycle.
Innovation – This metric is comprised of 10 milestones per annual cycle, typically five in both the Surgical and Vision Care segments. These milestones are approved by the Board’s Innovation Committee with each innovation cycle spanning a rolling three-year period with performance milestones in each year. At the completion of each cycle, the Board's Innovation Committee evaluates milestone achievement against performance tiers set at the beginning of the cycle. Milestones are linked to internal development programs, measuring against one of four performance areas:
•Timeline - measure the on-time completion of key product development activities
•Program cost - measure budget adherence
•Total product cost - measure the ability to meet unit cost targets
•Sales - measure new product revenue, typically in the first calendar year after launch
Similar to the performance target-setting and measurement of the STI award, the thresholds, targets and maximum values for the LTI performance metrics are determined at the onset of the three-year performance period. In line with good governance practice, the Board and the CC set targets and ensure they are appropriately ambitious and in support of the strategic plan but do not encourage undue risk taking.
At the end of the three-year performance period of each LTI award, the Board and the CC determine the performance achievements of each metric against the targets originally set.
At the end of the performance period of each LTI award, the Company intends to disclose in the applicable compensation report details of the final LTI payout.
Benefits
All ECA members are enrolled in benefit plans providing for retirement income savings and insurance for disability and loss of life. These plans are in line with local market practices and legislation and are subject to the Company's plan rules and policies. The ECA members and the Company pay statutory contributions. Of the seven ECA members, six are on Swiss employment contracts and one has an employment contract governed by US law .
Exhibit 16

Retirement savings and insurance contributions
Retirement and insurance benefits plan contributions provided in line with local market practice (most governed by legal provisions) - Company-paid:
•Contributions to retirement savings plan
•Insurance premiums for disability and survivor benefits
•Health insurance (only in the US)
•Contributions to mandatory social security systems

Other benefits
•Expense and representation allowance in line with Swiss market practice (covering small expenses)
•Mandatory allowances for children and education (only in Switzerland)
•Car allowance and other transportation expenses
•International benefits (e.g. relocation cost, cost of living adjustments, settling in allowance, international health insurance, housing, schooling/education fees) in line with Alcon’s global mobility policies

Alcon is a global company headquartered in Switzerland with multinational operations and international business strategies. As a result, from time to time, executives are relocated to Switzerland or will be relocated from their home country. Relocated executives receive relocation support and are provided with international benefits in line with Alcon’s global mobility and relocation policies (e.g. relocation support, tax and social security equalization, benefit equalization and other international benefits as appropriate).

Compensation Payments to the ECA Members
ECA Compensation Payments FY 2022
The following Exhibit 17 sets forth the total compensation received by the CEO (highest paid member of the ECA) and the aggregate total compensation received by all of the other ECA members for the period from January 1, 2022 to December 31, 2022.
The compensation Alcon paid to the ECA members in 2022 remained within the approved Say-On-Pay budget.
Exhibit 17

Compensation	Fixed compensation		Variable compensation		Additional compen-sation	Totals in USD	Totals in CHF
From January 1, 2022 to December 31, 2022	Annual base salary[1]	Pension and insurance[2]	2022 short-term incentive[3]	2022-2024 long-term incentive[4]	Other benefits[5]	Total compen-sation[6]	Total compen-sation[6]
David J. Endicott, CEO	1,240,379	168,035	2,143,375	5,568,577	1,272,305	10,392,671	9,924,481
Aggregate amount of 6 other ECA members	4,218,777	775,456	5,213,820	7,814,585	4,619,890	22,642,528	21,622,482
Totals in USD[6]	5,459,156	943,491	7,357,195	13,383,162	5,892,195	33,035,199
Totals in CHF	5,213,221	900,987	7,025,753	12,780,251	5,626,752		31,546,963
1The total of Annual Base Salaries paid for the period from January 1, 2022 to December 31, 2022, including increases effective throughout the year, if applicable.
2The retirement, pension and insurance benefits are the actual contributions paid to benefit plans for the period from January 1 to December 31, 2022. It also includes the amount of USD 37,765 for mandatory contributions paid by Alcon to governmental social security systems for all ECA members, which provide the ECA members with the right to the maximum future insured government pension benefit. The aforementioned amount is a portion of a total amount of contributions of USD 1,200,981 paid by Alcon to the social security systems.
3The STI award disclosed is the amount earned for the performance year 2022. It will be paid in March 2023 in cash.
4The amounts of the 2022-2024 LTI awards represent the total value of the target number of PSUs granted to the CEO and six active ECA members on February 10, 2022. The value of the PSUs is based on the closing price of the underlying Alcon share on the date of grant of USD 77.73.
5The amounts of other benefits include the contractual Company-paid benefits, values of benefits in kind, payments made and payments or values to ECA members for the relevant period in 2022, including car allowance and other transportation expenses and benefits for international assignment (e.g. housing, schooling, tax and social security equalization, benefit equalization and other international relocation benefits).
6Payments to ECA members were made in CHF and/or USD. The amounts were converted at the rate of 1.0 CHF : 1.047175 USD.

Alcon reports the 2022-2024 Long-Term Incentive Awards at the value at the time of grant in accordance with Swiss market practice. The basis for disclosure is the target value of the PSU at grant, reflecting the assumption that the awards will vest at 100% achievement, excluding any share price movement that may occur over the performance period. The future payout will be determined only after the conclusion of the performance period in three years (i.e. at the end of 2024) and the awards will vest in February 2025. The payout range is between 0% and 200% of the target number of PSUs.

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
3The STI award disclosed is the amount earned for the performance year 2021. It was paid in March 2022 in cash.
4The amounts of the 2021-2023 LTI awards represent the total value of the target number of PSUs granted to the CEO and six active ECA members on February 17, 2021. The value of the PSUs is based on the closing price of the underlying Alcon share on the date of grant of USD 72.05. Our President of Global Business and Innovation departed Alcon on August 31, 2021 and all of his unvested LTI equity awards were forfeited upon his departure. No extraordinary payments were made upon his departure.
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
Outcome of Performance Awards 2022
2022 Short-Term Incentive
Alcon’s operational and financial performance exceeded the target level for all metrics. Sales outperformed the target driven by product innovation in both segments, strong commercial execution and better than expected demand in certain markets, partially offset by supply chain challenges in vision care, primarily in contact lens care.
In the Surgical segment, Alcon's performance was driven by our comprehensive portfolio of PC-IOLs, including Vivity and PanOptix. In addition, our Equipment & Consumable offerings paired with our strong commercial execution were able to help eye care professionals meet the rebounding consumer demand across certain markets with optimized patient and surgeon experience.
In the Vision Care segment, our innovative suite of lenses, including the PRECISION1 and TOTAL family of lenses with DAILIES TOTAL1 and TOTAL30 continued to be our main growth drivers. Supply chain challenges primarily in contact lens care negatively impacted overall Vision Care segment performance.
Core operating income benefited from higher sales as well as effective cost management in the face of macroeconomic headwinds resulting in improved operating leverage.

Free Cash Flow was above the target primarily driven by the strong operating performance and reduced capital expenditures due to better efficiencies from existing manufacturing lines.
Exhibit 19 shows the weighting, target, and payout level for the 2022 STI.
Exhibit 19

Performance metric	Weighting	2022 Target(1) ($ millions)	Payout Level(2)	Weighted Payout(3)
Third Party Net Sales	40%	8,828	115%	46%
Core Operating Income(4)	40%	1,658	127%	51%
Free Cash Flow(4)	20%	850	113%	23%
STI payout	100%			120%
(1)Target is expressed at the exchange rates prevalent at the time of Board approval.
(2)Financial achievement is measured in constant exchange rates to reflect operational performance and excludes the impact of acquisitions, divestitures and certain non-recurring items in accordance with the short-term incentive plan.
(3)Rounded to the nearest whole %.
(4)Core Operating Income and Free Cash Flow are non-IFRS measures.
In 2022, the Board and CC continued to incorporate the achievement of ESG objectives in determining the IPF for ECA members and their overall STI payout. Each ECA member has five individual performance goals with each having specific measurable objectives and initiatives. The five focus areas are as outlined below:
•Key strategic business and customer objectives;
•Advancing product innovation and delivery;
•Alcon's transformation program;
•ESG objectives, including environmental sustainability, diversity and inclusion, and company culture and talent programs; and
•Achieving a range of key financial and operational performance measures.
At the end of the year, the Board and CC assess each ECA member's achievement of performance objectives to determine their individual performance and IPF which directly impacts the final STI payout amount.
For 2022, the CEO’s individual performance goals assessment is outlined below:
•Delivered strong financial results despite multiple macroeconomic headwinds; gained market share and delivered growth compared to 2021 in both Surgical and Vision Care segments; the Surgical segment grew +7%, or +13% on a constant currency basis and the Vision Care segment grew +3%, or +8% on a constant currency basis;
•Completed acquisition of Ivantis, Inc., a leader in the minimally invasive glaucoma surgery space, deepening the Company's position in the glaucoma market;
•Expanded our ophthalmic pharmaceutical business with the acquisition of Aerie Pharmaceuticals, Inc. and made a strategic investment in next generation cell therapy technology to position the Company for sustained long-term growth;
•Maintained strong investment in research and development with significant progress on next generation innovation diagnostic and refractive equipment, advanced technology intraocular lenses, next generation contact lenses and eye drops;
•Expanded contact lens manufacturing footprint with the start of four new manufacturing lines providing more flexibility and allowing Alcon to grow at intended pace;
•Expanded transformation efforts to streamline management, and drive speed and simplicity, resulting in leaner operating structure;
•Delivered diversity and inclusion objectives, committed to long-term ESG goals, published two social goals focused on vision improvement and two climate focused environmental goals in Alcon's 2021 Corporate Responsibility Report which aligned with our business and strategy; and
•Achieved above average share price performance against the global industry peer average and inline with the relevant medical device market index in a challenging macroeconomic environment.

Based on the Board and CC’s assessment of the CEO’s performance against his individual goals in 2022, Mr. Endicott's IPF was assessed at 120% resulting in an overall STI payout of 144% (120% BPF X 120% IPF) of target. An average IPF of 123% was determined for the other ECA members resulting in an average STI payout of 148% of target.
2020-2022 Long-Term Incentive
The 2020-2022 LTI awards for the CEO and other ECA members vest in 2023. The Alcon LTI program for the ECA consists of 100% PSUs. Performance for the PSU consists of the following four metrics: Sales CAGR, Core EPS CAGR, Share of Peers and Innovation weighted equally. Alcon underwent a rigorous goal setting process to establish the construction of ambitious goals while balancing against incentivizing excessive risk taking. The CC considers a number of factors, both external and internal such as Alcon's forward-looking strategic plan, shareholders’ and analysts’ expectations regarding our future performance, general market outlook and the performance of our direct competitors to set targets that are appropriately challenging and aligned with shareholder expectations.
Sales CAGR Metric
Over the three-year performance period, sales grew at a compounded average rate of 6% on a reported basis and 8% on a constant exchange rate basis. This strong performance was achieved despite the impact of COVID-19 which hampered market growth and customer ability to adopt new technologies. Against this backdrop, Alcon exceeded the mid-single digit growth long term goal set at time of its spin off in 2019 by growing ahead of market in both the Surgical and Vision Care segments. In the Surgical segment, growth was driven by significant market share gains from PanOptix and Vivity in the global AT-IOL market and the worldwide expansion of its equipment footprint. In the Vision Care segment, the launches of PRECISION1 and PRECISION1 for Astigmatism drove market share gains in contact lenses, while ocular health benefited from the OTC introduction of Pataday and the expansion of the Systane portfolio with Systane multi-dose preservative free.
Core EPS CAGR Metric
Over the three-year performance period Core EPS grew at a compounded average rate of 6% on a reported basis and 14% on a constant exchange rate basis. These strong results were driven by incremental sales and operating leverage, primarily in selling, general & administration. The strong execution of our ongoing transformation program allowed the optimization of our cost structure, delivering leverage while we continued to invest behind research & development and revenue generating activities. This performance was achieved despite facing significant challenges, including the COVID-19 pandemic and higher costs from inflation.
Share-of-Peer Metric
In the Surgical segment, Alcon grew significantly ahead of peers, and ahead of planned targets, specifically in cataract consumables (phaco cassette paks) which reflect the share of procedures using Alcon equipment. Alcon also gained share in the global IOL market, driven by the performance of PanOptix and Vivity advanced technology lenses. In the Vision Care segment, the launch of PRECISION1, PRECISION1 for Astigmatism, and TOTAL30 contact lenses also helped Alcon gain market share across the 2020-2022 performance period. Alcon contact lenses have continued to grow ahead of the market since the beginning of the performance period.
Innovation Metric
We have continued to execute on our research and development strategy to meet innovation milestones for Sales, Timelines, Total Product Cost, and Program Costs set out for the 2020-2022 cycle. Innovation program achievements during this period included advancing key surgical equipment pipeline projects as well as the commercial success of Vivity, TOTAL30 and Pataday. Key milestones in the Surgical and Vision Care segments are outlined below:
•Delivered sales targets for Alcon’s Vivity IOL in the Surgical segment and Pataday in the Vision Care segment.
•Met timeline adherence for SMARTCataract and a next generation diagnostic equipment program in the Surgical segment and Systane multi-dose preservative free product launches in the Vision Care segment.
•Delivered development cost targets for a next generation IOL in the Surgical segment.
•Met total product cost targets for TOTAL30 and another contact lens platform in development in the Vision Care segment.

Exhibit 20

Performance metric	Weighting	Payout Level	Weighted Payout % (0-200%)(1)
Third Party Net Sales CAGR(2)	25%	180%	45%
Core EPS CAGR(2), (3)	25%	171%	43%
Share of Peers	25%	200%	50%
Innovation	25%	130%	32%
PSU payout			170%
(1)Rounded to the nearest whole %.
(2)Financial achievement is measured in constant exchange rates, a non-IFRS measure, to reflect operational performance. Impact of acquisitions, divestitures and certain non-recurring items are excluded from financial achievement in accordance with the long-term incentive plan.
(3)Core EPS is a non-IFRS measure.
Based on our results, the performance factor for the 2020-2022 PSU award was 170%. During the performance period, Alcon's market capitalization increased just under $6 billion.
Fixed and Variable Compensation
The mix of fixed and variable compensation over the period from January 1, 2022 to December 31, 2022 is as follows:
Exhibit 21
Mix of Fixed and Variable Compensation at Actual 2022 STI Payout and 2022-2024 LTI at Grant

CEO	Other ECA members (excl. CEO)

Average ratios are based on ABS, payout of 2022 STI (in March 2023) and grants of 2022-2024 LTI awards at grant value. Mix excludes retirement, pension and insurance benefits as well as any other benefits.

Equity Instruments Granted to the ECA Members
Equity Instruments Granted in FY 2022
The LTI awards (in PSUs) for the performance period 2022-2024 were granted on February 17, 2022 to the CEO and the six other members of the ECA. The number of PSUs are set out in Exhibit 22 below. The values of the awards are based on the closing price of the underlying Alcon share on the date of grant and disclosed in section "ECA Compensation Payments FY 2022", Exhibit 17.
Exhibit 22

Number of units granted to	2022 PSUs based on the 2022-2024 LTI target Award[1]
David J. Endicott, CEO	71,640
Other ECA members	100,535
Total	172,175
1The values of the awards in PSUs are disclosed under "ECA compensation payments FY 2022" (Exhibit 17).

Equity Instruments Granted in FY 2021
The LTI awards (in PSUs) for the performance period 2021-2023 were granted on February 18, 2021 to the CEO and the six other members of the ECA. The number of PSUs are set out in Exhibit 23 below. The values of the awards are based on the closing price of the underlying Alcon share on the date of grant and disclosed in section "ECA Compensation Payments FY 2021", Exhibit 18.
Exhibit 23

Number of units granted to	2021 PSUs based on the 2021-2023 LTI target Award[1,2,3]
David J. Endicott, CEO	77,916
Other ECA members	116,961
Total	194,877
1The values of the awards in PSUs are disclosed under "ECA compensation payments FY 2021" (Exhibit 18).
2Our President of Global Business and Innovation departed Alcon on August 31, 2021 and the target PSUs were forfeited upon his departure.
3Number of units includes the target PSUs of a special, one-time LTI retention award granted to Mr. Duplan on February 17, 2021, subject to the same performance conditions and vesting schedule as the 2021-2023 PSU awards.
Share Ownership of the ECA Members
The number of Alcon shares or share-based units held by ECA members and “persons closely linked” (as defined below) to them as of each of December 31, 2022 and December 31, 2021 is set out in the Exhibit below. As of each of these dates, no ECA members, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon.

Exhibit 24

Number of units	December 31	Vested shares	Unvested RSUs	Unvested target PSUs	Total
David J. Endicott	2022	143,412	14,032	228,526	385,970
	2021	98,448	20,468	209,365	328,281
Laurent Attias	2022	16,959	2,033	33,314	52,306
	2021	7,435	2,310	35,510	45,255
Ian Bell	2022	22,701	2,853	49,810	75,364
	2021	7,164	7,190	48,148	62,502
Leon Sergio Duplan Fraustro	2022	13,119	2,833	59,156	75,108
	2021	4,980	6,492	59,824	71,296
Sue-Jean Lin	2022	32,565	7,659	35,298	75,522
	2021	20,474	11,152	33,857	65,483
Rajkumar Narayanan	2022	24,283	2,321	37,803	64,407
	2021	13,761	2,639	36,782	53,182
Tim C. Stonesifer	2022	60,754	4,989	92,426	158,169
	2021	13,568	4,989	125,124	143,681
Total	2022	313,793	36,720	536,333	886,846
	2021	165,830	55,240	548,610	769,680

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
Payments to Current or Former Members of the ECA
During 2022, no payments (or waivers of claims) other than those set out in Exhibit 17 (including the related notes) under section "ECA Compensation Payments FY 2022" were made to current or former members of the ECA or to “persons closely linked” to them.
Loans to Members of the ECA
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the ECA or to “persons closely linked” to them. As a result, no loans were granted in 2022, and none were outstanding as of December 31, 2022.
Persons Closely Linked
Persons closely linked to members of the ECA are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control (iv) any legal or natural person who is acting as their fiduciary or agent and (v) family trusts.
Compensation Expense 2022
The total expense for the year 2022 for compensation awarded to ECA members, using International Financial Reporting Standards (IFRS) measurement rules, is presented in Note 24 to the Company’s audited Consolidated Financial Statements. The numbers for compensation expense in Note 24 may differ from the numbers reported in this 2022 Compensation Report due to the accounting and disclosure standards applied.
Alcon Share-Based Units Awarded to Alcon Associates in 2022
In the financial year 2022, the total of approximately 2.0 million restricted shares, RSUs and target PSUs (all unvested) were granted, and approximately 2.4 million Alcon shares vested and were delivered to Alcon associates under the various equity-based incentive or participation plans. Current unvested equity instruments (restricted shares, RSUs and target PSUs) represent approximately 1% of issued shares. Alcon delivers treasury shares to associates to fulfill these obligations.

Board of Directors Compensation 2022
Compensation Framework
The Board compensation was set at a level that allowed for the attraction and appointment of high-caliber talent for Board roles with the relevant background and skills, including global experience in the medical devices and ophthalmology industries. An additional member was added to the Board when Dr. Raquel Bono was elected at the 2022 AGM with a 2022-2023 AGM term. Her background and skill set complement the current board skill set and her contributions during the year have made a significant impact. The Board is comprised of both Swiss and international members.
Non-executive Board members are awarded a base fee. Further, they are entitled to additional fees for their roles of Chair and/or member on the Board committees. The Vice Chair also receives an additional fee. The Board Chair does not receive additional fees for work in committees. David J. Endicott, the CEO of Alcon, does not receive any fees for his Board membership. Mr. Endicott is compensated as a member of the ECA and his compensation is disclosed in section "ECA Compensation 2022."
The following table sets out the compensation for the non-executive members of the Board from the 2022 AGM to the 2023 AGM:
Exhibit 25

Board function	CHF	USD[1]
Annual base fee:
Board Chair	950 000	994,816
Board member base fee (Board retainer fee)	200 000	209,435
Additional fees:
Vice Chair	40 000	41,887
Chair of the Audit and Risk Committee	70 000	73,302
Chair of the Compensation Committee	50 000	52,359
Chair of the Governance and Nomination Committee	50 000	52,359
Chair of the Innovation Committee	50 000	52,359
Member of the Audit and Risk Committee	35 000	36,651
Member of the Compensation Committee	25 000	26,179
Member of the Governance and Nomination Committee	25 000	26,179
Member of the Innovation Committee	25 000	26,179
1Converted into USD at a rate of CHF 1.0 = USD 1.047175.
In 2022, the following framework applied to the compensation of non-executive Board members:
•Fifty percent of the total fees is paid in shares on a mandatory basis in two installments: September 2022 and March 2023;
•Fifty percent of the total fees is paid in cash in four installments: June, September and December 2022 and March 2023;
•Each Board member may elect to receive up to one hundred percent of their fees in shares;
•The fees are paid in Swiss Francs;
•The shares delivered are unrestricted (free shares) listed on the SIX Swiss Exchange;
•The members of the Board are subject to share ownership requirements (as noted in Exhibit 26);
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
Exhibit 26

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
Exhibit 27

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

Independence of Members of the Compensation Committee
Each of the members of the CC meets the independence criteria set forth in our Board Regulations. Effective from the 2022 AGM, the CC has been comprised of the following four members: Karen J. May (Chair), Thomas H. Glanzmann, Scott Maw and Ines Pöschel. At each AGM, the shareholders elect the members of the CC individually for a term of office of one year. The Board then nominates the CC Chair. Our Articles of Incorporation permit re-election. Alcon's 2022 Corporate Governance Report contained in Item 6.B. of the Alcon 2022 Annual Report, provides details regarding the members of the Board and the independence criteria for Board members. The Board Chair, the CEO and the Secretary of the Board attend the CC meetings by invitation. None is present when decisions relating to their respective interests are taken.
The Compensation Committee’s External Advisors
During 2022, the CC retained Willis Towers Watson ("WTW") as its external compensation advisor. For the same period, the CC also retained HCM International (Switzerland) ("HCM") for advice with regard to Swiss compensation matters. The CC appointed each of them in 2019 following a thorough process of evaluating proposals from various consulting firms. During 2022, WTW provided additional services to Alcon related to, among other things, consulting services related to compensation, pension and benefit programs. During the same period, HCM did not provide additional services to Alcon.
The CC conducted a review of the support received from the selected external advisors and is satisfied with the result of the work completed in 2022. At least annually, the CC will evaluate the quality of the consulting services received and the need to use specific advisors.
Compensation of the Members of the Board of Directors
Board Compensation FY 2022
The following Exhibit 28 sets out the total compensation received by non-executive members of the Board during 2022.
The disclosed compensation represents (i) the fees paid to the members of the Board in March 2022, which was the last installment of the fees for their term of office up to the 2022 AGM, and (ii) the fees paid up to December 31, 2022 for their term of office from the 2022 AGM to the 2023 AGM.
The installment of the fees paid in March 2022 completed the delivery of all fees due for the term of office from 2021 AGM to the 2022 AGM. The total of fees paid for that term remained within the approved budget.
The fees paid between the 2022 AGM and December 31, 2022 to the members of the Board of Directors are only a part of the total fees they will receive for the service on the Board during the term of office from the 2022 AGM to the 2023 AGM (three of four installments). In accordance with our normal payout schedule, a further payment of fees in cash and shares will be made in March 2023. Total 2022 Board fees are higher than in 2021 due to the addition of a new board member at the 2022 AGM. The board fee structure did not change from 2021 to 2022.
The CEO of Alcon, David J. Endicott, is not included in this Exhibit 28 as he is not compensated for his Board membership. Mr. Endicott is compensated as a member of the ECA and his compensation is disclosed in section "ECA Compensation 2022."

Exhibit 28

Board members, functions[1]	Payment in cash	Tax and other cash[2]	Payment in shares[3]	Number of shares[4]	Other payments[5]	Total fees 2022
F. Michael Ball Board Chair, member GNC	—	248,801	746,015	10,738	—	994,816
Lynn D. Bleil Member ARC and IC	136,133	34,074	102,059	1,469	—	272,266
Raquel C. Bono Member IC	44,178	22,156	66,199	985	—	132,533
Arthur B. Cummings Member IC	117,807	34,648	83,159	1,197	21,925	257,539
Thomas H. Glanzmann Chair IC, member GNC, CC	—	19,018	295,135	4,248	4,775	318,928
D. Keith Grossman Vice Chair, Chair GNC, member IC	—	82,532	247,328	3,560	—	329,860
Scott H. Maw Chair ARC, member CC	—	74,049	221,778	3,197	—	295,827
Karen J. May Chair CC, member ARC	—	74,669	223,776	3,221	—	298,445
Ines Pöschel Member GNC, CC	124,352	6,949	137,038	1,966	4,775	273,114
Dieter P. Spälti Member ARC	92,282	10,884	173,681	2,472	4,775	281,622
Total fees paid in 2022 in USD [6]	514,752	607,780	2,296,168	33,053	36,250	3,454,950
Total fees paid in 2022 in CHF [7]	491,562	580,400	2,192,726	33,053	34,617	3,299,305
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
3The amounts in USD represent the converted value in CHF based on the Alcon shares granted on March 4, 2022 at the closing price of CHF 68.66 per share on the date of grant and on September 1, 2022, at the closing price of CHF 64.18. The shares granted are listed on the SIX Swiss Exchange.
4The total number of shares reported were delivered to each Board member in (i) the second installment of the fee in shares in March 2022 (2021 AGM - 2022 AGM), and (ii) the first installment of the fee in shares (term 2022 AGM - 2023 AGM). The second and final installment in shares for the services from the 2022 AGM to the 2023 AGM will be delivered in March 2023.
5Includes (i) an amount of USD 19,101 for mandatory employer contributions paid by Alcon to governmental social security systems, which provides the relevant members of the Board with a right to the maximum future insured government pension benefit (this amount is a part of total mandatory employer contributions of USD 94,947 to the governmental social security systems) and (ii) USD 17,150 paid to Dr. Cummings (or his related entities) for consulting services, including assistance with clinical trials that Dr. Cummings, as an ophthalmologist, provided to Alcon (these services were unrelated to Dr. Cummings' board service).
6All amounts include the payments made and the shares delivered in March 2022 as installment of the fee for the term of office 2021 AGM - 2022 AGM.
7The payments in cash were made in Swiss Francs (CHF). For consistency they are reported in USD as all compensation in this 2022 Compensation Report. The amounts in CHF were converted to USD at the exchange rate of 1.0 CHF : 1.047175 USD. All amounts are before deductions of social security contributions and income tax paid by the Board members.

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
The installment of the fees paid in March 2021 completed the delivery of all fees due for the term of office from 2021 AGM to the 2022 AGM. The total of fees paid for that term remained within the approved budget.
The fees paid between the 2021 AGM and December 31, 2021 to the members of the Board of Directors are only a part of the total fees they received for the service on the Board during the term of office from the 2021 AGM to the 2022 AGM (three of four installments). In accordance with our normal payout schedule, a further payment of fees in cash and shares was made in March 2022.
The CEO of Alcon, David J. Endicott, is not included in this Exhibit as he is not compensated for his Board membership. Dr. Bono is also not included in this Exhibit as she was not an Alcon Board member during 2021.
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
4.The total number of shares reported were delivered to each Board member in (i) the second installment of the fee in shares in March 2021 (2020 AGM - 2021 AGM), and (ii) the first installment of the fee in shares (term 2021 AGM - 2022 AGM). The second and final installment in shares for the services from the 2021 AGM to the 2022 AGM were delivered in March 2022.
5.Includes (i) an amount of USD 19,948 for mandatory employer contributions paid by Alcon to governmental social security systems, which provides the relevant members of the Board with a right to the maximum future insured government pension benefit (this amount is a part of total mandatory employer contributions of USD 97,086 to the governmental social security systems) and (ii) USD 32,109 paid to Dr. Cummings (or his related entities) for consulting services, including assistance with clinical trials that Dr. Cummings, as an ophthalmologist, provided to Alcon (these services were unrelated to Dr. Cummings' board service).
6.All amounts include the payments made and the shares delivered in March 2021 as installment of the fee for the term of office 2020 AGM - 2021 AGM.

7.The payments in cash were made in Swiss Francs (CHF). For consistency they are reported in USD as all compensation in this 2021 Compensation Report. The amounts in CHF were converted to USD at the exchange rate of 1.0 CHF : 1.093697 USD. All amounts are before deductions of social security contributions and income tax paid by the Board members.
Share Ownership of the Members of the Board of Directors
The number of Alcon shares held by members of the Board and “persons closely linked” to them as of December 31, 2022 are set out in the Exhibit below. As of this same date, no Board member, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon. The CEO of Alcon and Board member, David J. Endicott, is not included in this Exhibit as his share ownership is disclosed in Exhibit 24.
The number of shares held as of December 31, 2021 is shown for comparison.
Exhibit 30

Board member	2022 Total shares	2021 Total shares
F. Michael Ball	44,585	33,847
D. Keith Grossman	11,558	7,998
Lynn D. Bleil	8,198	6,729
Raquel C. Bono	1,097	NA
Arthur B. Cummings	4,626	3,429
Thomas H. Glanzmann	16,083	11,835
Scott H. Maw	11,764	8,567
Karen J. May	22,265	19,044
Ines Pöschel	8,712	6,746
Dieter P. Spälti	18,813	16,341
Total	147,701	114,536
Additional Disclosures
Loans to Board Members
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the Board or to persons closely linked to them. No loans were granted in 2022, and none were outstanding as of December 31, 2022.
Other Payments to Current and Former Board Members
No payments (or waivers of claims) other than those set out in Exhibit 28 (including the related notes) under section "Board compensation FY 2022" were made to current or former Board members or to persons closely linked to them.
Persons Closely Linked
Persons closely linked to members of the Board are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control (iv) any legal or natural person who is acting as their fiduciary or agent and (v) family trusts.

Outlook for 2023
Compensation Philosophy and Principles
The Company will continue to adopt a compensation philosophy which:
•Ensures a broadly competitive level of remuneration appropriate to each executive scale of responsibility and individual performance;
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
Exhibit 31

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

ECA Compensation
The CC is committed to a strong pay-for-performance framework to align executive compensation with shareholder interests. An anchor point of our philosophy is to offer market competitive compensation closer to the range of the median of our peer group. To achieve this goal, the CC continuously reviews and benchmarks Alcon's compensation against a global peer group (42% European, 58% North American, see "Peer Group" section for details).
The most recent benchmarking conducted in 2022 has shown that the target compensation level for the CEO is significantly below the range that the CC considers acceptable. The Board and CC will continue to monitor the CEO's target compensation against the peer group and make adjustments, as needed, to better align CEO's target compensation closer to the range of the peer group median.
Board Compensation
In 2022, the Board conducted a benchmarking study of Alcon's Board pay against other Swiss Market Index ("SMI") companies and determined that our Board pay is below the median level of SMI companies. The Board intends to propose compensation changes for the Board Chair and overall Board Pay at the 2023 AGM for the 2023-2024 AGM term. Our Board's pay has not changed in Alcon's history as a public Company.
Overall, the Board compensation framework will remain unchanged for the upcoming term of office from the 2023 AGM to the 2024 AGM (i.e. the same mix of fees payable in cash and shares as in 2022 and the option to elect a higher percentage in shares in lieu of cash.)

Shareholder Vote at the 2023 AGM
In accordance with Article 29 of the Articles of Incorporation (http://investor.alcon.com/governance//default.aspx), the Board will ask shareholders at the 2023 AGM meeting to cast a binding vote on:
•The aggregate amount of compensation payable to non-executive members of the Board for their term of office from the 2023 AGM to the 2024 AGM; and
•The aggregate amount of compensation payable to ECA members in the financial year 2024.
In addition, the Board will ask shareholders to cast an advisory vote on the 2022 Compensation Report.
The procedures of voting on the compensation of ECA members and the Board are defined in our Articles of Incorporation. As of December 31, 2022, our Articles allow for an additional amount of compensation to be used when promoting or adding new members to the ECA.
The Exhibit below depicts the proposal for the 2023 AGM and the respective period of the compensation affected by the vote.
Exhibit 32
Compensation Proposals for Shareholder Approval at 2023 AGM

(This page has been left blank intentionally.)

6.C. BOARD PRACTICE
Corporate Governance
Group Structure and Shareholders
Operational Group Structure
The Company, with its registered office at Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland, is a corporation organized under Swiss law and is the ultimate parent company of Alcon. As of December 31, 2022, the market capitalization of the Company was $33.711 billion (CHF 31.070 billion).
Alcon is the global leader in eye care with $8.7 billion in net sales during the year ended December 31, 2022. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Our Surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our Vision Care business is comprised of various contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. Further information is available under "Item 4. Information on the Company" and Note 4 to the Consolidated Financial Statements.
Listed and Non-listed Companies Belonging to the Alcon Group
The registered shares of the Company are listed on the SIX Swiss Exchange (Valor 43249246 / ISIN code CH0432492467) and the New York Stock Exchange (CUSIP code H01301128). The Company owns directly or indirectly all consolidated entities of Alcon, none of which has its shares otherwise listed.
The following table lists the most significant subsidiaries of the Company, including those entities with total assets or net sales to third parties in excess of 5% of the Company’s consolidated total assets or net sales to third parties, as applicable, at December 31, 2022. The referenced share capital may not reflect the taxable share capital and does not include any paid in surplus. Further information regarding the Company’s subsidiaries is disclosed in Note 27 of the Consolidated Financial Statements. The combination of the Company’s subsidiaries disclosed in the table below and in Note 27 of the Consolidated Financial Statements does not cover all subsidiaries of the Company.

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

Significant Shareholders
According to the Alcon share register, the following nominee shareholders held more than 3% of the share capital of Alcon Inc. as of December 31, 2022:

Holder	Number of Shares	Percentage
Chase Nominee Ltd., London (UK)	38,262,800	7.66%
Cede & Co (DTC nominee), New York, NY (USA)	104,529,837	20.92%
Nortrust Nominees Limited, London (UK)	15,595,595	3.12%
In addition, according solely to disclosure of shareholdings notifications filed with (i) Alcon and the SIX Swiss Exchange ("SIX Threshold Notifications") pursuant to the obligations set forth in the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading ("FMIA") and the rules and regulations promulgated thereunder or (ii) the SEC, there are three shareholders that held shares representing at least 3% of the Company’s total share capital as of December 31, 2022, but were not registered with the Alcon share register. These shareholders are identified in the table below.
The information required to be included in the SIX Threshold Notifications regarding this shareholder varies from the information required to be included in beneficial ownership statements filed with the SEC (“SEC Notification”).
Interested persons can access the relevant SIX Threshold Notifications online at the SIX Swiss Exchange: https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/
The below table shows the information available to the Company, based on both notification regimes, with respect to shareholders reported to have significant positions in Alcon’s share capital as of December 31, 2022:

Holder	Number of shares and voting rights as per SIX Threshold Notification	Percentage as per SIX Threshold Notification[1]	Number of shares beneficially owned as per SEC Notification[2]	Percentage as per SEC Notification[2]
BlackRock, Inc. c/o BlackRock Investment Management (UK) Limited 12 Throgmorton Ave, London, EC2N 2DL, UK	24,679,231[3]	5.06%	32,209,227[4]	6.6%[4]
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202, USA	15,152,2885	3.03%	N/A	N/A
WCM Investment Management, LLC 281 Brooks St Laguna Beach, CA 92651 USA	N/A	N/A	18,489,695[6]	3.8%[6]
1     Percentages indicated in this column have been established based on the share capital of the Company registered with the commercial register of the Canton of Fribourg on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. Furthermore, according to the FMIA, this shareholder is required to notify Alcon and the SIX Swiss Exchange only at the time it reaches, exceeds or falls below any of the thresholds set forth in the FMIA; therefore, its shareholding as of December 31, 2022 may differ from the figures indicated as per the contents of the relevant SIX Threshold Notification.
2    In general, under SEC rules, "beneficial ownership", for the purposes of this column, refers to shares that an entity had the power to vote or the power to dispose of and shares that such entity or individual had the right to acquire within 60 days after December 31, 2022. Information in this column is current as of February 15, 2023.
3    Based solely on a SIX Threshold Notification dated November 9, 2019. This figure does not include its derivative position.
4    Based solely on a Schedule 13G filed with the SEC on September 8, 2022.
5    Based solely on a SIX Threshold Notification dated January 27, 2022.
6    Based solely on a Schedule 13G filed with the SEC on February 10, 2023.
Cross-Shareholdings
Neither the Company nor any of its consolidated entities has any shareholdings exceeding 5% of the holdings of capital or voting rights in any entity that also has shareholdings exceeding 5% of the holdings of the capital or voting rights in the Company or any of its consolidated entities.

Capital Structure
Share Capital
As of December 31, 2022, the share capital of Alcon Inc. was CHF 19,988,000, fully paid-in and divided into 499,700,000 registered shares, each with a nominal value of CHF 0.04.
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
The remaining authority to issue new registered shares under the authorized share capital expired on January 29, 2021. As of December 31, 2022, the Company did not have any authorized share capital available.
The Company did not have any conditional share capital available on December 31, 2022.
Changes in Capital
The Company was formed on September 21, 2018 with a share capital of CHF 100,000 divided into 2,500,000 registered shares with a nominal value of CHF 0.04 each. In view of the contemplated Spin-off, the Company’s share capital was increased on January 29, 2019 to CHF 19,548,000 divided into 488,700,000 registered shares with a par value of CHF 0.04 each. Following the two successive increases through the authorized share capital, as described above under “Authorized and Conditional Share Capital”, the share capital of the Company was, as of December 31, 2022, CHF 19,988,000 divided into 499,700,000 registered shares.
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
Based solely upon shares registered in the Alcon share registry, as of December 31, 2022, approximately 17.74% of the Company's total share capital was held in Switzerland by 77,097 registered shareholders.
Limitations on Transferability and Nominees Registrations
The Articles of Incorporation of the Company do not provide for any limitation on transferability of shares or nominees registration.
Convertible Bonds and Options
As of December 31, 2022, Alcon did not have any convertible bonds, warrants, options or other securities granting rights to Alcon shares.

Board of Directors
Composition
The Board consists of eight to 13 members according to the Articles of Incorporation. As of December 31, 2022, the size of the Board was 11 members and the Board was comprised of the following members (ages listed are as of December 31, 2022):

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
He holds a Bachelor of Science and a Master of Business Administration from Queen’s University in Canada.
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 67 Citizenship: Canada and United States Year of initial appointment: 2019 Expiration of current term of office: 2023

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
Key Competencies: Financial, Healthcare Industry and Regulatory/Public Policy

Age: 59 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2023

Raquel C. Bono, M.D.[1]
A board-certified trauma surgeon and retired Vice Admiral, US Navy Medical Corps, Raquel C. Bono, M.D. was the first female three-star admiral in the medical field in the history of the US Navy, as well as the first Asian-American woman promoted to Vice Admiral. Dr. Bono has been Chief Health Officer at Viking, Inc. since November 2020 and a Principal at RCB Consulting since October 2019. From 2015 until October 2019, Dr. Bono served as the Chief Executive Officer and Director for the Defense Health Agency (DHA) where she led a joint, integrated combat support agency that enables all branches of the US military medical services to provide health care services to combatant commands. Before joining the DHA, Dr. Bono spent 25 years in healthcare leadership roles, including a distinguished career in the US Navy where she was honored with the Defense Distinguished Service Medal, three Defense Superior Service Medals, four Legion of Merit Medals, two Meritorious Service Medals and two Navy and Marine Corps Commendation medals. She has served on the board of directors of Humana, Inc. since 2020.
Dr. Bono holds a Bachelor of Arts in Psychology from the University of Texas at Austin, a Master of Business Administration from Washington State University and a Doctor of Medicine from Texas Tech University Health Sciences Center.
Key Competencies: Healthcare Industry, Government Relations and Regulatory/Public Policy

Age: 65 Citizenship: United States Year of initial appointment: 2022 Expiration of current term of office: 2023

1Dr. Raquel C. Bono was appointed as new member of the Board of Directors of Alcon during the 2022 Annual General Meeting held on April 27, 2022.

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
Key Competencies: Healthcare Industry, Marketing and Technology

Age: 60 Citizenship: Ireland and South Africa Year of initial appointment: 2019 Expiration of current term of office: 2023

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
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 57 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2023

Thomas Glanzmann
Thomas Glanzmann, a venture capital investor with Medtech Ventures Partners where he evaluates and invests in medical device companies, brings those strategic insights and financial and risk management experience to the Board, as well as his decades long experience in the healthcare industry. Thomas Glanzmann is the Founder and has been a Partner at Medtech Ventures Partners since 2017. He was appointed Executive Chairman of Grifols S.A. in 2023. Before that appointment, Mr. Glanzmann served as Vice Chairman since 2017, the President of its Sustainability Committee since 2020 and as a director since 2006. He was President and Chief Executive Officer of Gambro AB from 2006 to 2011 and Chief Executive Officer and Managing Director of HemoCue AB from 2005 to 2006. Mr. Glanzmann was Senior Advisor to the Executive Chairman and Acting Managing Director of the World Economic Forum from 2004 to 2005. From 1988 to 2004, Mr. Glanzmann worked in various positions at Baxter International Inc., including President of Baxter Bioscience, Chief Executive Officer of Immuno International Co., Ltd. and President of Europe Biotech Group. In 2004, he was a Senior Vice President and Corporate Officer of Baxter Healthcare Corporation and Baxter World Trade Corporation.
He holds a Bachelor of Science in Political Science from Dartmouth College in the United States, a Master of Business Administration from the IMD Business School in Switzerland and a Board of Directors Certification from the UCLA Anderson School of Management in the United States.
Key Competencies: Global Business Management, Healthcare Industry and Technology

Age: 64 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2023

D. Keith Grossman
D. Keith Grossman, with nearly 40 years of experience with medical devices and supplies, including as Chief Executive Officer of publicly held medical devices and technology companies, brings to the Board his executive and board leadership experience as well as operational and strategic planning expertise in the healthcare industry. He has been the Chairman, Chief Executive Officer and President of Nevro, Inc. since March 2019. Mr. Grossman intends to retire from his roles as Chief Executive Officer and President of Nevro in 2023 following the selection of his successor. He has also been a member of the board of directors of Outset Medical, Inc. since 2014. He was President and Chief Executive Officer of Thoratec Corporation from 1996 to 2006 and from 2014 to 2015 and was a member of the board of directors from 1996 to 2015. Mr. Grossman was Chief Executive Officer and a member of the board of directors at Conceptus, Inc. from 2011 to 2013. He was Managing Director and Senior Advisor at TPG Capital, L.P. from 2007 to 2011. Mr. Grossman also served as a member of the board of directors of ViewRay, Inc. from 2018 to 2021, Zeltiq, Inc., as Lead Director, from 2013 to 2017, Intuitive Surgical, Inc. from 2004 to 2010 and Kyphon Inc. in 2007 and served on a number of private boards of directors.
Mr. Grossman holds a Bachelor of Science in Animal Sciences from The Ohio State University and Master of Business Administration in Finance from Pepperdine Graziadio Business School at Pepperdine University, both in the United States.
Key Competencies: Healthcare Industry, International Supply Chain and Technology

Age: 62 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2023

Scott Maw
An experienced financial executive with over three decades of experience at global companies, including Chief Financial Officer of Starbucks Corporation, Scott Maw contributes to the Board his extensive understanding of complex financial analysis and reporting and internal controls over financial reporting of a global company. He has been a member of the board of directors of Avista Corporation since 2016, where he is the Chair of the Compensation Committee, and Chipotle Mexican Grill Inc. since 2019, where he is the Lead Independent Director and Chair of the Audit Committee. Mr. Maw is also member of the board of trustees of Gonzaga University. He was a member of the board of directors of Root, Inc. from 2020 until February 2023. Previously, he was Executive Vice President and Chief Financial Officer at Starbucks Corporation from 2014 until the end of 2018, Senior Vice President in Corporate Finance from 2012 to 2013 and Senior Vice President and Global Controller from 2011 to 2012. From 2010 to 2011, he was Senior Vice President and Chief Financial Officer of SeaBright Holdings, Inc. From 2008 to 2010, he was Senior Vice President and Chief Financial Officer of the Consumer Bank at JP Morgan Chase and Company. Prior to this, Mr. Maw held leadership positions in finance at Washington Mutual, Inc. from 2003 to 2008 and GE Capital from 1994 to 2003.
Mr. Maw holds a Bachelor of Business Administration in Accounting from Gonzaga University in the United States.
Key Competencies: Financial, Global Business Operations and Consumer Industry

Age: 55 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2023

Karen May
Karen May, who possesses a unique combination of having been both a financial executive and a human resource executive of global companies, brings to the Board extensive operational, financial and human capital strategy experience. Ms. May has been a member of the board of directors of Ace Hardware Corporation, where she is Chair of the Audit and Finance Committee, since 2017. Previously, Ms. May was on the board of directors of MB Financial, Inc., where she served as Chair of the Compensation Committee until 2019. From 2012 to 2018, she was Executive Vice President and Chief Human Resources Officer at Mondelez International, Inc. (name changed from Kraft Foods, Inc. after the spin-off of select Kraft North American businesses in 2012). From 2005 to 2012, Ms. May was the Executive Vice President and Chief Human Resources Officer of Kraft Foods, Inc. Between 1990 and 2005, she held various positions in Human Resources and Finance at Baxter International Inc., including Corporate Vice President and Chief Human Resources Officer, Vice President, International Finance, and Vice President, Division Controller. Prior to Baxter International Inc., Ms. May was a Certified Public Accountant in the audit practice of Price Waterhouse.
Ms. May holds a Bachelor of Science in Accounting from the University of Illinois in the United States.
Key Competencies: Human Capital Management, Financial and Consumer Industry

Age: 64 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2023

Ines Pöschel
Ines Pöschel brings to the Board not only her deep experience as a Swiss lawyer, particularly in corporate governance, capital markets and mergers and acquisitions, but her extensive leadership roles in public policy with her appointments on government and public commissions. Ms. Pöschel has been a Partner at Kellerhals Carrard Zurich KIG since 2007. She has been a member of the board of directors of Graubündner Kantonalbank since 2018 and serves on the board of directors of several non-listed Swiss companies. She was a director of Implenia AG from 2016 until 2022. Ms. Pöschel is also a member of the Swiss Federal expert commission for commercial register. From 2002 to 2007, Ms. Pöschel was a Senior Associate at Bär & Karrer AG. She was a Senior Manager at Andersen Legal LLC from 1999 to 2002.
Ms. Pöschel has a Master in Law from the University of Zurich in Switzerland, and passed the Swiss Bar Exam in 1996.
Key Competencies: ESG, Legal/Governance and Regulatory/Public Policy

Age: 54 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2023

Dieter Spälti, Ph.D.
As an executive of Spectrum Value Management Ltd., the family office of an iconic industrial Swiss family, Dr. Spälti has overseen all of its investments for two decades, which allows Dr. Spälti to bring to the Board significant financial and operational experience in addition to his previous consulting experience with numerous industrial, financial and technology firms in Europe, the US and Southeast Asia. Dr. Spälti served as Managing Partner at Spectrum Value Management Ltd., Switzerland from 2002 to 2006, he was then the Chief Executive Officer from 2006 to 2021 and he continues to serve as a member of their board of directors. He was a Vice Chairman and member of the board of directors at Holcim Ltd. from 2003 to 2022 and served, or continues to serve, on the board of directors of various non-listed Swiss and international companies, including several that are controlled by the same beneficial owner. Dr. Spälti was a Partner at McKinsey & Company from 1993 to 2001.

He holds a Ph.D. in Law from the University of Zurich, Switzerland.

Key Competencies: Financial, Legal/Governance and Technology

Age: 61 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2023

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
The Board assesses the independence of its Board members on a regular basis, at least annually. As of December 31, 2022, all Board members, including the Chair, qualified as independent according to Alcon independence criteria, except for David J. Endicott.
Other than Mr. Endicott, who currently serves as Alcon’s Chief Executive Officer, no Board member was a member of the management of the Company or any other Alcon consolidated subsidiary in the last three financial years up to December 31, 2022.
No Board member has a significant business relationship with the Company or with any other Alcon consolidated subsidiary.
Mr. Endicott is an executive member of the Board by reason of his function as Chief Executive Officer of Alcon. All other members of the Board are non-executive directors since none of them carries out operational management tasks within Alcon.
As of December 31, 2022, none of the Board members held any official government functions or political posts.
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

The rules in the Articles of Incorporation reflect the statutory legal provisions regarding the appointment of the Chair, the members of the Board, the members of the Compensation Committee and the independent proxy.
Internal Organizational Structure
General Principles and Areas of Responsibilities
The Board constitutes itself in compliance with legal requirements and taking into consideration the resolutions of the General Meeting of Shareholders. It shall elect one or two Vice-Chairs. It shall appoint a secretary, who need not be a member of the Board.
The Board is the ultimate governance body of the Company. The Board is led by its independent Chair, F. Michael Ball. Mr. Ball leads the Board in representing the interest of the Company stakeholders. Notably, he (i) provides leadership to the Board, (ii) supports the CEO, (iii) ensures an efficient way of working with the Board's Committees, the CEO and the Executive Committee, (iv) leads the annual performance assessment and (v) ensures an effective communication with the shareholders, other stakeholders and the public.
The Vice Chair is D. Keith Grossman. In this role, Mr. Grossman leads the Board as long as the Chair is incapacitated.
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

In 2022, the composition of the respective Board’s Committees was as follows:

Name	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
F. Michael Ball			Member
Lynn D. Bleil	Member			Member
Raquel Bono				Member[1]
Arthur Cummings				Member
David J. Endicott
Thomas Glanzmann		Member	Member	Chair
D. Keith Grossman			Chair	Member
Scott Maw	Chair	Member[2]
Karen May	Member	Chair
Ines Pöschel		Member	Member
Dieter Spälti	Member
1 Dr. Raquel Bono has served as a member of the Innovation Committee since her appointment as new member of the Board of Directors of Alcon at the 2022 Annual General Meeting held on April 27, 2022.
2 Scott Maw has served as a member of the Compensation Committee since his appointment as new member of the Compensation Committee at the 2022 Annual General Meeting held on April 27, 2022.
Audit and Risk Committee
The Audit and Risk Committee consisted of four members in 2022, all of whom were determined by the Board to be independent and in possession of the financial literacy and accounting or related financial management expertise, as defined in the NYSE standards. The Audit and Risk Committee meets and consults regularly with the management, the Alcon Internal Audit function, the independent external auditors and external consultants. The Audit and Risk Committee regularly reports to the full Board on its decisions and deliberations.
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
Compensation Committee
The Compensation Committee consisted of four1 members in 2022, all of whom were determined by the Board to be independent. The Compensation Committee meets and consults regularly with management and external consultants. The Compensation Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:

•developing a compensation philosophy in line with the principles set forth in the Articles of Incorporation and submit to the Board;
•providing oversight for Alcon's human capital strategy, including talent management, ECA members succession planning, diversity and inclusion initiatives and pay equity measures;
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
1 Scott Maw has served as a member of the Compensation Committee since his appointment as new member of the Compensation Committee at the 2022 Annual General Meeting held on April 27, 2022.
Governance and Nomination Committee
The Governance and Nomination Committee consisted of four members in 2022. The Governance and Nomination Committee meets and consults regularly with management and external consultants. The Governance and Nomination Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:
•designing, reviewing and recommending corporate governance principles to the Board;
•overseeing Alcon's strategy and reputation regarding ESG matters (including climate change) and annually approving Alcon's Corporate Responsibility Report;
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
•directing periodic assessments of the Board, directors and committees;
•reviewing annually the independence status of each Director; and
•reviewing directorships and agreements of Directors for conflicts of interest and dealing with conflicts of interest.
Alcon is committed to fostering a sustainable business that supports the well-being of our associates, customers, communities, and planet. The ESG objectives of the Alcon Group are integrated into its decision-making to deliver long-term value for all of its stakeholders. ESG is of key importance within the Alcon governance framework and is subject to the oversight of the Board, acting principally through its Governance and Nomination Committee. Under the supervision of the Governance and Nomination Committee, the Alcon ESG Executive Steering Committee, supported by dedicated working groups, is tasked with the identification and management of environmental and social impacts. The implementation of the related strategy and day-to-day activities are conducted by subject matter experts across the enterprise, under the leadership of the Alcon Head of ESG.

Board of Directors

Alcon's Board of Directors is responsible for overall ESG strategy

Governance and Nomination Committee

The Governance and Nomination Committee assists the Board in its oversight of our sustainability initiatives

ESG Executive Steering Committee

Executives from across departments, including Corporate Affairs, Human Resources, Innovation, Legal and Compliance, Manufacturing and Global Quality and Regulatory Affairs, oversee ESG topics and are responsible for identifying and managing Alcon's environmental and social impacts

ESG Working Group	Social Impact Committee	Alcon Foundation and Alcon Cares	Global Environmental Sustainability Committee	Executive Diversity Council	Global Privacy Office
Representatives from Philanthropy, Investor Relations, IT and Privacy, Health, Safety and Environment, Human Resources, Legal and Compliance, Market Access, Procurement, Supply Chain, Quality and Research and Development lead our day-to-day work	A dedicated committee is responsible for implementing and tracking our social commitments as well as identifying innovative ways to expand access	Our two charitable foundations provide monetary donations, product and equipment donations and expertise to our partners to help ensure the continuity of eye care in local communities	A dedicated committee is focused on setting and achieving environmental goals for Alcon's global operations	Leaders from across major business lines provide guidance and decision-making related to our enterprise diversity and inclusion strategy and executive sponsorship for our employee resource groups	A dedicated team headed by Alcon's Global Head of Privacy is responsible for our privacy policies, procedures and compliance

Innovation Committee
The Innovation Committee consisted of five members1 in 2022. The Innovation Committee meets and consults regularly with management. The Innovation Committee regularly reports to the full Board on its decisions and deliberations.
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
•setting, reviewing, scoring and recommending for approval any innovation metrics/targets that may be incorporated into Alcon’s incentive compensation plans applicable to the ECA members;
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
1Dr. Raquel Bono has served as a member of the Innovation Committee since her appointment as new member of the Board of Directors of Alcon at the 2022 Annual General Meeting held on April 27, 2022.

Frequency, Duration and Attendance of the Meetings of the Board of Directors and its Committees
The Board and its Committees are convened as often as the conduct of the business may require.
In 2022, the Board and its Committees met as follows:

	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
Number of meetings	7	9	7	7	5
Approximate average duration[1]	6 hrs 05 min	1 h 40 min	2 hrs 05 min	1 h 30 min	2 hrs
Overall attendance	100%	97%	100%	100%	100%
1The approximate average duration does not includes dinners, lunches or breaks.
During 2022, each Board member attended the meetings of the Board and each Committee on which he or she serves, as represented below:

Meeting attendance	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
	Number of Meetings 7	Number of Meetings 9	Number of Meetings 7	Number of Meetings 7	Number of Meetings 5
F. Michael Ball	7			7
Lynn D. Bleil	7	8			5
Raquel Bono[1]	5				3
Arthur Cummings	7				5
David J. Endicott	7
Thomas Glanzmann	7		7	7	5
D. Keith Grossman	7			7	5
Scott Maw[2]	7	9	4
Karen May	7	9	7
Ines Pöschel	7		7	7
Dieter Spälti	7	9
1 Raquel Bono has served as a member of the Board and as a member of the Innovation Committee since her appointment at the 2022 Annual General Meeting held on April 27, 2022.
2 Scott Maw has served as a member of the Compensation Committee since his appointment as new member of the Compensation Committee at the 2022 Annual General Meeting held on April 27, 2022.
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
Information to the Board of Directors
The Alcon Board Regulations confer to the members of the Board the right to have full and unrestricted access to management and employees of the Company and its subsidiaries in the execution of their duties. Also, the Chief Executive Officer regularly informs the Board regarding the performance of the business including risks and potential upsides to the operating plan. The Board and its Committees meet as often as required with the Chief Executive Officer and members of the Executive Committee or other members of the senior management. Further, the Board may invite, in accordance with the Alcon Board Regulations, external advisors to attend board or committee meetings in order to obtain a third party independent perspective on certain topics. Information is further communicated to the Board through regular reports (please refer to the section below “Alcon Management Information System”).
Alcon Management Information System
The Board receives monthly reports on the financial performance of the Company, including the performance of the Surgical and Vision Care segments. On a quarterly basis, prior to the release of each quarter’s results, the Board receives the Consolidated Financial Statement information and an outlook of the full-year results in accordance with IFRS and “core” results together with related commentary.
On an annual basis, the Board receives and approves the financial targets for the fiscal year. Mid-year, the Board meets for a strategic review of the business and approves the strategic plan for the next five years.
Additionally, throughout the year, the Board directly or through its Committees also receives reports on, among other things:
•the enterprise risk management program and risk assessment reports;
•the compliance program;
•the internal audit function;
•manufacturing and technical operations;
•research and development and product pipeline;
•ESG matters;
•organic and inorganic innovation;
•commercial strategies and product launches;
•digital commerce opportunities;
•legal matters;
•competitive developments; and
•industry trends.
In matters of significance, the Board receives direct, immediate information.
Internal Audit
The purpose of the internal audit function is to review Alcon’s financial, operational, information technology and compliance activities to review compliance with laws, regulations and internal policies. It also supports Alcon’s efforts to maintain accurate and timely financial reporting while seeking to add value by suggesting improvements to Alcon’s operations and to assist Alcon in achieving its strategic and financial objectives. Internal audit is led by the Chief Audit Executive (“CAE”) who functionally reports to the Audit and Risk Committee. The CAE is responsible for the development, review and modification of Alcon’s internal audit policies and procedures. The CAE reviews effectiveness and efficiency of the internal control framework with existing policies and regulations and proposes remediation actions where deficiencies were identified. The CAE periodically submits to the Audit and Risk Committee reports on the activities of the internal audit function. In 2022, internal audit was involved in a total of 61 audit engagements. The results and remediation status of these audit engagements are reported to the Audit and Risk Committee on a periodic basis. At the final meeting for the year 2022, the Audit and Risk Committee reviewed and approved the Internal Audit plan for 2023.

Internal Control System
Alcon's internal control system is designed to provide reasonable assurance to the Board and management regarding the reliability of financial reporting and accounting policies and the preparation and the presentation of the Company’s financial statements. In 2022, Alcon's internal controls framework has been fully tested for effectiveness. The Audit and Risk Committee has ultimate responsibility to oversee the adequacy and effectiveness of internal control over financial reporting.
Risk Management
The Audit and Risk Committee has the responsibility to ensure the implementation of an appropriate and effective risk management system and process and to foster a culture of risk-adjusted decision-making without constraining reasonable risk taking and innovation. It approves guidelines and reviews policies and processes. In addition, the Audit and Risk Committee reviews with management, internal auditors and external auditors, the identification, prioritization and management of the risks, the accountabilities and roles of the functions involved with risk management, the risk portfolio and the related actions implemented by management. The Audit and Risk Committee informs the Executive Committee and the Board on a periodic basis on the risk management system and on the most significant risks and how these are managed. The CAE supports the Audit and Risk Committee and performs appropriate reviews of Alcon's risk management strategy.
Alcon’s key risk management tool is the Enterprise Risk Management ("ERM") program, the purpose of which is to help execute on Alcon’s strategy within the boundaries of regulations and improve the probability of achieving Alcon’s strategic and financial objectives. Alcon’s vision is to design a sustainable and appropriately scaled ERM program to proactively manage existing and emerging threats and opportunities to the business. The ERM program aims in particular to provide the business with the following: (i) operation discipline and rigor to enable business continuity, creation and preservation of value, (ii) forums for frequent risk discussions and escalation of relevant items with leadership and (iii) guidance, techniques and support to identify, assess (e.g. likelihood and impact), manage, monitor and report on major risks, including proper mitigation if necessary. The ERM program is under the supervision of a dedicated committee that is comprised of senior members of management and the members of the Audit and Risk Committee.
Compliance Function
As part of its global control system, Alcon has established a comprehensive global integrity and compliance program, under the supervision of the Audit and Risk Committee. The program is led by the Global Head, Integrity and Compliance under the functional leadership of Alcon’s General Counsel and is intended to help prevent, detect and mitigate compliance risk across the organization. The program is built on a culture and expectation of compliance at all levels. The fundamental elements of the program include dedicated resources to address compliance globally, formal compliance governance, a global intake process to receive questions and concerns (including through Alcon's Ethics Helpline), written standards, communications, training, multiple levels of risk-based auditing and monitoring, review of alleged misconduct and corrective/disciplinary actions for violations. The Audit and Risk Committee receives periodic updates on the performance of the Integrity and Compliance program and compliance related matters. The program also includes compliance committees, which have been established at the corporate, regional and country-levels and include participation by the Executive Committee and other senior leadership to provide strategic direction and oversight relating to the management of compliance risks for Alcon. Policies are reviewed and updated on a regular basis to address changes in laws and regulations and to strengthen compliance.

Executive Committee
Composition of the Executive Committee
As of December 31, 2022, the Executive Committee of Alcon was composed of the following members (ages listed are as of December 31, 2022):

David J. Endicott, Chief Executive Officer Please refer to the biography set forth under "Board of Directors."
Age: 57 Citizenship: United States

Laurent Attias, Head Corporate Development, Strategy, Business Development and Licensing (BD&L) and Mergers and Acquisitions (M&A)
Laurent Attias is Head of Corporate Development, Strategy, BD&L and M&A where he leads the development of long-term strategic plans for the Surgical and Vision Care segments of Alcon and is responsible for Alcon’s BD&L, M&A, partnerships and alliance activities, a role which he has held since 2015. Since 1994 when Mr. Attias joined Alcon, he has had various roles with increasing responsibility beginning with positions in Alcon’s Sales and Marketing functions and then holding the positions of Vice President, Refractive Sales and Marketing from 2002 to 2007; Vice President/General Manager of Alcon Canada from 2007 to 2009; Vice President, Central & Eastern Europe, Italy and Greece from 2009 to 2010; and President, Europe, Middle East and Africa (“EMEA”) from 2010 to 2012. From 2012 to 2015, as Senior Vice President of Global Commercial Franchises, Mr. Attias led all commercial execution and product pipeline activities of Alcon’s Surgical, Pharmaceutical and Vision Care franchises.
Mr. Attias holds both a Bachelor of Business Administration in Marketing and a Master of Business Administration from Texas Christian University in the United States.

Age: 55 Citizenship: France and United States

Ian Bell, President, Global Business & Innovation
Ian Bell has been the President, Global Business & Innovation since September 2021 where he oversees the development of new products and digital health solutions as well as the Alcon Surgical and Vision Care businesses. From January 2019 until he was appointed to his current role, he was President-International, overseeing the Europe, Russia, Middle East and Africa, Asia Pacific, Japan and Latin America and Caribbean markets. He joined Alcon in March 2016 as President of EMEA. From 2014 until joining Alcon, Mr. Bell served as Corporate Vice President and President of the EMEA region for Hospira. Mr. Bell was Corporate Vice President and President of Allergan, Inc.’s Asia Pacific region, based in Singapore, from 2008 to 2014. Mr. Bell joined Allergan in 2005 as Vice President and Managing Director of its neurosciences division for the EMEA region. He began his career at GlaxoSmithKline, where he held roles of increasing responsibility and scope in sales, marketing and strategy for more than 10 years.
Mr. Bell was awarded the degree of Bachelor of Arts with honors in Economics from the University of York in the United Kingdom.

Age: 52 Citizenship: United Kingdom

Leon Sergio Duplan Fraustro, President North America
Sergio Duplan has served as President-North America, overseeing the United States and Canada markets since 2015. Mr. Duplan joined Alcon in 2012 and served as Alcon’s President of Latin America and Canada for Alcon for three years. Mr. Duplan began his career with Novartis in 2004, as Vice President of Sales in General Medicines, in Mexico then served as Head of Marketing and Sales for Latin America, General Medicines, Pharma from 2006 to 2008 and then Country Pharma Organization Head and Country President of Novartis Mexico from 2008 to 2012. Prior to joining Novartis, Mr. Duplan held several positions of increasing responsibility in Sales, Finance and Country Management at Procter & Gamble and Eli Lilly & Co. He is also currently a board member of The Alcon Foundation and Helen Keller International.
Mr. Duplan holds a Bachelor degree in Industrial Engineering from Universidad Iberoamericana in Mexico and a Master of Business Administration from The Wharton School at the University of Pennsylvania in the United States.

Age: 55 Citizenship: Mexico and United States

Sue-Jean Lin, SVP, Chief Information & Transformation Officer
Sue-Jean Lin is Senior Vice President, Chief Information and Transformation Officer where she leads the technology initiatives within Alcon and is responsible for leading the development and implementation of Alcon’s transformation program. Ms. Lin joined Alcon in August 2018 as Senior Vice President, Chief Information Officer. Prior to joining Alcon, Ms. Lin was Senior Vice President and Chief Information Officer for Hill-Rom Holdings, Inc., a global medical technology company. Prior to joining Hill-Rom in 2016, she spent more than two decades with Allergan, Inc., including as its Senior Vice President and Chief Information Officer, and before that, its Vice President of Finance & Regional Controller (Europe, Middle East, and Africa and Asia Pacific). In 2015, she also served as Interim Executive for Presbyterian Healthcare Services in the capacity of Senior Vice President and Chief Information Officer. She has served on the board of directors of Arcutis Biotherapeutics, Inc. since June 2021.
Ms. Lin holds both a Bachelor’s degree in Accounting and a Master’s degree in Business Administration from the University of Nevada, Reno. She also completed the Executive Leadership Program from the University of Southern California, Marshall School of Business, and holds a Cybersecurity Oversight certificate from Software Engineering Institute of Carnegie Mellon University.

Age: 64 Citizenship: United Kingdom and United States

Rajkumar Narayanan, President, International
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

Age: 58 Citizenship: United States

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

Age: 55 Citizenship: United States

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
As of December 31, 2022, none of the members of the Executive Committee held any official functions or political posts.
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
According to Article 704 of the Swiss Code of Obligation as per December 31, 2022, the following shareholders’ resolutions require the approval of at least two thirds of the votes represented at a General Meeting of Shareholders: (1) an alteration of Alcon’s corporate purpose; (2) the creation of shares with increased voting powers; (3) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions; (4) an authorized or conditional increase of the share capital; (5) an increase of the share capital by conversion of equity, by contribution in kind, or for the purpose of an acquisition of property or the grant of special rights; (6) a restriction or an exclusion of shareholders’ pre-emptive rights; (7) a change of Alcon’s registered office; (8) Alcon’s dissolution; or (9) any amendment to the Articles of Incorporation which would create or eliminate a supermajority requirement.
Swiss law further provides for a qualified majority for certain special resolutions, such as in case of merger or demerger.
Convocation of General Meetings
The Annual General Meeting shall be held within six months after the close of the financial year of the Company. According to our Articles of Incorporation, Extraordinary General Meetings may be convened upon request of the Alcon Board, the auditors or one or more shareholders representing in aggregate not less than 10% of the Company’s share capital. At least 20 days before the General Meeting, the invitation including the agenda is published in the Swiss Gazette of Commerce and mailed to the registered shareholders.
Agenda
According to our Articles of Incorporation, one or more Alcon shareholders whose combined shareholdings represent an aggregate nominal value of at least CHF 1 million may demand that an item be included in the agenda of a General Meeting of Shareholders. Such a demand must be made in writing at the latest 45 days before the meeting and shall specify the items and the proposals of such shareholder.
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
Clauses on Change of Control
In accordance with the rules of the Ordinance against Excessive Compensation in Listed Companies as per December 31, 2022, Alcon does not provide severance payments upon a change of control or “golden parachute” provisions in its agreements with its Directors, Executive Committee members or other members of senior management. Alcon’s Long Term Incentive Plan and Deferred Bonus Stock Plan, each applicable to all employee participants including Executive Committee members, provide for double trigger accelerated vesting of outstanding stock awards in the event a participant leaves the company for “good reason” or Alcon terminates the employee without “cause,” as such terms are defined in the plans, within two years following a change of control. If such a double trigger event occurs, the participant’s outstanding unvested awards would vest in full. In the case of Performance Share Units, awards less than 50% vested would vest at target and awards more than 50% vested would vest in accordance with Alcon’s actual performance, as determined by the Compensation Committee.
Auditors
Duration of the Mandate and Terms of Office of the Auditors
PricewaterhouseCoopers SA, Switzerland (“PwC Switzerland”), has been the statutory auditor of the Company since 2019 and conducts the audit activities required by Swiss law and the related SIX regulations. It was re-elected on April 27, 2022 for a term of one year for the 2022 financial year. Mike Foley has been the auditor in charge of the statutory audit since 2019. Alcon has a policy to rotate the lead audit partner of the statutory auditor at least once every five years.
Separately, on February 9, 2022, the Company appointed PricewaterhouseCoopers LLP, United States (“PwC US”) (PCAOB ID No. 238), for a term of one year, as its independent registered accounting firm to conduct the audit activities required by US law and the related NYSE regulations. PwC US performs the audit from offices located in Fort Worth, Texas. The appointment of PwC US does not require approval of the Company’s shareholders.

Auditing Fees and Additional Fees
The following table sets forth the amount of audit fees, audit-related fees, tax fees and all other fees billed or expected to be billed in aggregate by PwC Switzerland, PwC US and any other member firm of PricewaterhouseCoopers International Limited that rendered audit and related services to any member of Alcon, for the fiscal years ended December 31, 2022 and December 31, 2021:

($ millions)	2022	2021
Audit fees	11.0	9.4
Audit related fees	0.4	0.2
Tax fees	0.1	0.1
All other fees	0.2	—
Total	11.7	9.7
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
All other fees include non-audit and accounting research services.
Control Measures over the Activities of the Auditors
The Board has delegated to the Audit and Risk Committee the oversight of the activities of the external auditors. The Audit and Risk Committee evaluates on an annual basis the qualifications and performance of our auditors and will determine whether PwC Switzerland should be proposed to the general meeting to stand for re-election. The criteria applicable of the performance assessment of our auditors include professional competence, sufficiency of resources to complete the audit mandate, independence and objectivity, capability to provide effective and pragmatic recommendations and coordination with the Audit and Risk Committee and other functions of the Alcon group, including internal audit.
Upon recommendation of the Audit and Risk Committee, the Board proposed that the shareholders accept the audited Consolidated Financial Statements of the Alcon group and the financial statements of the Company.
The Audit and Risk Committee is further responsible for the compensation of our auditors and pre-approve all auditing services, internal control-related services and non-audit services permitted under applicable statutory law, regulations and listing requirements.
In 2022, our auditors participated in five meetings of the Audit and Risk Committee in order to discuss auditing matters and present the 2022 audit strategy and audit results. In addition, our auditors regularly meet in private session with the Audit and Risk Committee and individually with the Chair of the Audit and Risk Committee. Our auditors provide at least once a year to the Audit and Risk Committee a report regarding (i) the external auditor’s internal quality-control procedures, (ii) any material issues raised by quality-control reviews or any inquiry or investigation by governmental or professional authorities, (iii) any step taken to deal with such issues and (iv) all relationships between the external auditor and the Alcon group.
Information Policy
Alcon is committed to pursuing an open and transparent communication with shareholders, suppliers, customers and other stakeholders. It publishes information in a professional manner in accordance with best practices and legal requirements.

Investor Relations
Effective communication with shareholders is an important part of Alcon's governance framework. Therefore, the Company is committed to actively engaging with shareholders and keeping them informed about Alcon's business, governance, strategy and performance, in accordance with applicable laws and regulations. Supported by the Investor Relations team, the Chair leads and supervises the annual shareholder outreach initiative, while the CEO and the CFO are responsible for the management of the day-to-day activities necessary to maintain transparent and open shareholder relationships. The Company believes good engagement and dialogue with the financial community is critical in securing support and confidence in management's leadership and Board's governance of Alcon. The Investor Relations team regularly organizes opportunities to learn about the Company through in-person and virtual meetings throughout the year, subject to its quiet period policy.
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
Responsibility of the Audit Committee with regard to Independent Auditors
Our Audit and Risk Committee is responsible for the compensation, retention and oversight of our independent statutory auditors. It assesses the performance and qualification of our statutory auditors and submits its proposal for appointment, reappointment or removal of our statutory auditors to the full Board. As required by the Swiss Code of Obligations, our Board then submits its proposal to the shareholders for their vote at the Annual General Meeting. In contrast, under NYSE listing standards, the audit committee for US domestic companies is responsible for the appointment of the independent auditors.

Supervision of the Internal Audit Function
The CFO and the Audit and Risk Committee share the supervisory responsibility with respect to the internal audit function. In contrast, under NYSE standards, only the audit committee supervises the internal audit function.
Responsibility of the Compensation Committee for Performance Evaluations of Senior Management
In line with Swiss law, our Compensation Committee, together with the Board, proposes for shareholder approval at the Annual General Meeting the maximum aggregate amount of compensation for the Board and the maximum aggregate amount of fixed and variable compensation for the Executive Committee. Our shareholders elect each of the members of the Compensation Committee at the Annual General Meeting. In contrast, under NYSE standards, it is the responsibility of the compensation committee to evaluate senior management performance and to determine and approve, as a committee or together with the other independent directors, the compensation for senior officers and the board. US domestic companies listed on NYSE are only required to provide shareholders a periodic advisory non-binding vote on a company’s executive compensation practices.
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

	For the year ended December 31,
	2022	2021	2020
Production & Supply	12,815	12,362	12,237
Marketing & Sales	8,124	7,893	7,450
General & Administration	2,133	2,180	2,087
Research & Development (including support)	2,106	1,954	1,881
Total full-time equivalent employees	25,178	24,389	23,655
Unions or works councils represent a significant number of our associates. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.
6.E. SHARE OWNERSHIP
The information set forth under “Item 6.B. Compensation” is incorporated by reference. Also, refer to Note 23 to the Consolidated Financial Statements for a discussion of our equity-based compensation programs.

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
Legal Proceedings
Please refer to Note 18. Provisions and other non-current liabilities of the financial statements beginning on page F-1 of this Annual Report.
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
Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act (ITRA)
Under Section 13(r) of the Exchange Act, we are required to disclose if we or any of our affiliates knowingly conducted a transaction or dealing with entities or individuals designated pursuant to certain Executive Orders. The US government has designated the Russian Federal Security Service (the “FSB”) pursuant to one of those Executive Orders, and the US Department of the Treasury’s Office of Foreign Assets Control has accordingly issued Cyber General License No. 1B, which generally permits transactions and activities prohibited by the relevant Executive Order involving the FSB that are necessary and ordinarily incident to requesting, receiving, utilizing, paying for or dealing in licenses, permits, certifications, or notifications issued or registered by the FSB for the importation, distribution, or use of information technology products in Russia.
During 2022, one of our subsidiaries filed notifications with the FSB as required pursuant to Russian encryption product import controls for the purpose of enabling the subsidiary to import and distribute in Russia certain medical devices that make use of encryption functionality. Neither we nor our subsidiaries generated any gross revenues or net profits directly from such approval activity and neither we nor our subsidiaries sell to the FSB. We expect our subsidiary to continue to file notifications with the FSB related to medical devices containing encryption technology as required under Russia law.
8.B. SIGNIFICANT CHANGES
A discussion of significant changes in our business can be found under "Item 4. Information on the Company —4.A. History and Development of the Company", "Item 4. Information on the Company — 4.B. Business Overview" and "Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results".

ITEM 9.    THE OFFER AND LISTING
9.A. OFFER AND LISTING DETAILS
Alcon Inc. shares are listed on the SIX and the NYSE as global registered shares under the trading ticker “ALC”. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies. During 2022, the average daily trading volume of Alcon Inc. shares was approximately 0.8 million shares on the SIX and approximately 0.9 million shares on the NYSE.
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
10.C. MATERIAL CONTRACTS
Revolving Credit Facilities
In connection with the Spin‑off, we borrowed an aggregate of approximately $3.2 billion under the Facilities, including a 364-day bridge loan, a three-year term loan and two five-year term loans. In addition, we entered into the Revolving Facility. We then paid to Novartis approximately $3.1 billion to satisfy certain intercompany indebtedness owed by Alcon and its subsidiaries to Novartis and its affiliates. Other than the Revolving Facility, none of the facilities are available to us for borrowings. The Revolving Facility remained undrawn as of December 31, 2022.
2019 Bond Offering
On September 23, 2019, Alcon Finance Corporation (the “Issuer”), an indirect, wholly owned subsidiary of Alcon, completed an offering of the Initial Notes. The Initial Notes were issued under an Indenture, dated September 23, 2019 (the “Indenture”), by and among the Issuer, Alcon Inc. and Citibank, N.A., as trustee (the “Trustee”). The Initial Notes are senior unsecured obligations of the Issuer and are fully and unconditionally guaranteed on a senior basis by Alcon.
Interest is payable on the Initial Notes on March 23 and September 23 of each year, beginning on March 23, 2020. The Series 2026 Notes will mature on September 23, 2026, the Series 2029 Notes will mature on September 23, 2029 and the Series 2049 Notes will mature on September 23, 2049.
The Issuer may redeem the Series 2026 Notes prior to July 23, 2026 (the date that is two months prior to their maturity date), the Series 2029 Notes prior to June 23, 2029 (the date that is three months prior to their maturity date) or the Series 2049 Notes prior to March 23, 2049 (the date that is six months prior to their maturity date) at a redemption price equal to 100% of the principal amount of the applicable series of Initial Notes plus a “make-whole premium” and accrued and unpaid interest, if any, up to, but excluding, the redemption date. The Issuer may also redeem the Series 2026 Notes on or after the date that is two months prior to their maturity date, the Series 2029 Notes on or after the date that is three months prior to their maturity date or the Series 2049 Notes on or after the date that is six months prior to their maturity date at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
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

2020 Bond Offering
On May 27, 2020, the Issuer completed an offering of the Series 2030 Notes. The Series 2030 Notes were issued under the same Indenture as the Initial Notes. The Series 2030 Notes are senior unsecured obligations of the Issuer and are fully and unconditionally guaranteed on a senior basis by Alcon.
Interest is payable on the Series 2030 Notes on May 27 and November 27 of each year, beginning on November 27, 2020. The Series 2030 Notes will mature on May 27, 2030.
The Issuer may redeem the Series 2030 Notes prior to February 27, 2030 (the date that is three months prior to their maturity date) at a redemption price equal to 100% of the principal amount of the Series 2030 Notes plus a “make-whole premium” and accrued and unpaid interest, if any, up to, but excluding, the redemption date. The Issuer may also redeem the Series 2030 Notes on or after the date that is three months prior to their maturity date at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
In addition, the Issuer may redeem the Series 2030 Notes at its option, in whole, but not in part, for cash, at any time prior to their respective maturities at a price equal to 100% of the outstanding principal amount of such Series 2030 Notes, plus accrued and unpaid interest, to, but excluding, the redemption date, if certain tax events occur that would obligate the Issuer to pay additional amounts as described in the Indenture.
Subject to certain limitations, in the event of a change of control triggering event, the Issuer will be required to make an offer to purchase the Series 2030 Notes at a price equal to 101% of the principal amount of the Series 2030 Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.
The Indenture also contains certain limitations on the Issuer’s ability to incur liens, as well as customary events of default.
2022 European Bond Offering
On May 31, 2022, AFBV completed an offering of the Series 2028 Notes. The Series 2028 Notes are senior unsecured obligations of AFBV and are fully and unconditionally guaranteed on a senior basis by Alcon.
Interest is payable on the Series 2028 Notes on May 31 of each year, beginning on May 31, 2023. The Series 2028 Notes will mature on May 31, 2028.
AFBV may redeem the Series 2028 Notes, prior to March 31, 2028 (the date that is two months prior to their maturity date) at a redemption price equal to 100% of the principal amount of the Series 2028 Notes plus a “make-whole premium” and accrued and unpaid interest, if any, up to but excluding the redemption date. AFBV may also redeem the Series 2028 Notes, in whole, but not in part, on or after the date that is two months prior to their maturity date at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest, if any, up to, but excluding the redemption date. If at any time, eighty percent (80%) or more of the aggregate principal amount of the Series 2028 Notes originally issued has been redeemed, purchased, or cancelled, AFBV may redeem or purchase, in whole, but not in part, the remaining outstanding Series 2028 Notes at the applicable “clean up price” as described in the terms and conditions of the Series 2028 Notes.
In addition, AFBV may redeem the Series 2028 Notes at any time prior to their respective maturities at a price equal to 100% of the outstanding principal amount of such Series 2028 Notes, plus accrued and unpaid interest, up to, but excluding the redemption date, if certain tax events occur that would notably obligate the Issuer to pay additional amounts as described in the terms and conditions of the Series 2028 Notes.
Subject to certain limitations, in the event of a change of control triggering event, AFBV will be required to make an offer to purchase the Series 2028 Notes at a price equal to 100% of the principal amount of the Series 2028 Notes, plus accrued and unpaid interest, if any, up to, but excluding the date of repurchase.
The terms and conditions of the Series 2028 Notes also contain certain limitations on AFBV’s ability to incur liens, as well as customary events of default.
2022 Bridge Loan Facility
On September 14, 2022, Alcon and the Issuer entered into a facility agreement with J.P. Morgan Securities PLC as arranger, J.P. Morgan Chase Bank, N.A., London Branch as original lender, bookrunner and underwriter, and J.P. Morgan SE as agent (the "2022 Bridge Loan Facility Agreement"). The 2022 Bridge Loan Facility Agreement provided for a $900 million unsecured term loan facility (the "2022 Bridge Loan Facility") for the purposes of financing or refinancing (i) the consideration payable for the Aerie acquisition, (ii) any existing indebtedness of Aerie and its subsidiaries and (iii) related fees and expenses in connection with the foregoing. The 2022 Bridge Loan Facility Agreement was an unsecured obligation of the Issuer and was fully guaranteed by Alcon.
Borrowings under the 2022 Bridge Loan Facility bore interest at a rate equal to the aggregate of (i) the secured overnight financing rate as administered by the Federal Reserve Bank of New York, compounded daily in arrears, plus a credit adjustment spread (subject to a zero floor on such aggregate daily rate) and (ii) a margin that steps up from 0.30% to 1.40% based on the length of time elapsed since the completion of the Aerie acquisition.
On November 21, 2022, in connection with the consummation of the Aerie acquisition, $775 million of the financing commitments of the lenders under the 2022 Bridge Loan Facility were drawn, the proceeds of which were used to finance the equity portion of the consideration payable for the Aerie acquisition. On December 6, 2022, the 2022 Bridge Loan Facility was repaid in full with the proceeds of the 2022 Notes described below. None of the 2022 Bridge Loan Facility remains available to us for borrowings.
2022 US Bond Offering
On December 6, 2022, the Issuer completed an offering of the 2022 Notes. The 2022 Notes were issued under the Indenture. The 2022 Notes are senior unsecured obligations of the Issuer and are fully and unconditionally guaranteed on a senior basis by Alcon.
Interest is payable on the 2022 Notes on June 6 and December 6 of each year, beginning on June 6, 2023. The Series 2032 Notes will mature on December 6, 2032 and the Series 2052 Notes will mature on December 6, 2052.
The Issuer may redeem the Series 2032 Notes prior to September 6, 2032 (the date that is three months prior to their maturity date) and the Series 2052 Notes prior to June 6, 2052 (the date that is six months prior to their maturity date) at a redemption price equal to 100% of the principal amount of the applicable series of the 2022 Notes plus a “make-whole premium” and accrued and unpaid interest, if any, up to, but excluding the redemption date. The Issuer may also redeem the Series 2032 Notes on or after the date that is three months prior to their maturity date and the Series 2052 Notes on or after the date that is six months prior to their maturity date at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest, if any, up to, but excluding the redemption date.
In addition, under certain circumstances, the Issuer may redeem any series of the 2022 Notes at its option, in whole, but not in part, for cash, at any time prior to their respective maturities at a price equal to 100% of the outstanding principal amount of such 2022 Notes, plus accrued and unpaid interest, up to, but excluding the redemption date.
Subject to certain limitations, in the event of a change of control triggering event, the Issuer will be required to make an offer to purchase each series of the 2022 Notes at a price equal to 101% of the principal amount of the 2022 Notes, plus accrued and unpaid interest, if any, up to, but excluding the date of repurchase.
The Indenture also contains certain limitations on the Issuer’s ability to incur liens, as well as customary events of default.
Acquisition Agreements
On November 5, 2021, Alcon exercised its option to purchase Ivantis, Inc. pursuant to an Option Agreement and Plan of Merger by and among Alcon Research, LLC, Ithaca Merger Sub, Inc., and Ivantis, Inc., dated as of November 9, 2018 (as subsequently amended, the "Ivantis Merger Agreement"). Pursuant to the Ivantis Merger Agreement, Alcon agreed to pay total upfront consideration of $475 million and potential contingent payments upon the achievement of certain regulatory and commercial milestones. As a result of the merger, which closed on January 7, 2022, Ivantis, Inc. became a wholly-owned subsidiary of Alcon. The transaction expanded Alcon's Surgical portfolio to include the Hydrus microstent, a minimally-invasive glaucoma surgery (MIGS) device for the treatment of mild-to-moderate glaucoma.
On August 22, 2022, Alcon executed an Agreement and Plan of Merger (the "Aerie Merger Agreement") with Aerie Pharmaceuticals, Inc. ("Aerie"). Pursuant to the terms of the Aerie Merger Agreement, Alcon agreed to pay $15.25 per share to acquire all outstanding shares of Aerie's common stock. The total purchase consideration amounted to $744 million and total cash paid for the net identifiable assets recognized, net of cash acquired, was $666 million. Alcon also assumed debt of $316 million. This transaction was accounted for as a business combination that resulted in goodwill of $65 million. As a result of the merger, which closed on November 21, 2022, Aerie became a wholly-owned subsidiary of Alcon. This transaction helps bolster Alcon’s presence in the ocular health space with its portfolio of commercial products and development pipeline within the Vision Care reportable segment.

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

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland has begun to collect data in respect of financial assets (including shares) held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state.
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
Passive Foreign Investment Company Rules
A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the taxable year ending December 31, 2022, nor do we anticipate that we will be a PFIC in subsequent taxable years. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of the taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for the taxable year ending December 31, 2022, or any subsequent taxable year, or that the IRS will not take a contrary position.
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
10.I. SUBSIDIARY INFORMATION
Not Applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The major financing risks faced by Alcon are managed by the Alcon treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see "Item 5. Operating and Financial Review and Prospects—5.A. Operating Results" and "—5.B. Liquidity and Capital Resources". Please also see the information set forth under Note 17 to the Consolidated Financial Statements and related notes included elsewhere in this Annual Report.

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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2022, the end of the period covered by this Annual Report, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, the end of the period covered by this Annual Report, we maintained effective disclosure controls and procedures.
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
Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.
Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP's attestation report on our internal control over financial reporting as of December 31, 2022 is included in Item 18 of this Annual Report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
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
The Pre-Approval Policy provides that the independent auditors may not perform any services for Alcon unless the independent auditors are engaged pursuant to the Pre-Approval Policy. In addition, the Pre-Approval Policy prohibits the Audit and Risk Committee from pre-approving certain non-audit services that are prohibited from being performed by the independent auditors by applicable securities laws. Management is required to periodically report to the Audit and Risk Committee regarding the extent of services provided by the independent auditors. In 2022, all audit-related, tax and other services provided by PwC Switzerland, PwC US and any other firm of PricewaterhouseCoopers International Limited were pre-approved.
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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we nor any of our affiliated purchasers purchased any of our Ordinary Shares for the fiscal year ended December 31, 2022.

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

2.1	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
2.2	Indenture by and among Alcon Finance Corporation, as Company, Alcon Inc,, as Guarantor, and Citibank, N.A., as Trustee, Paying Agent, Authenticating Agent and Registrar, dated September 23, 2019
2.3	Other than the indenture described in Exhibit 2.2, the total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of Alcon and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Alcon or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
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
Option Agreement and Plan of Merger by and among Alcon Research, Ltd., Ithaca Merger Sub, Inc., and Ivantis, Inc., dated as of November 9, 2018 - incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 15, 2022

4.18*
Amendment No. 1 to Option Agreement and Plan of Merger by and among Alcon Research, LLC, Ithaca Merger Sub, Inc., and Ivantis, Inc., dated as of December 16, 2019 - incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 15, 2022

4.19#	Agreement and Plan of Merger by and among Aerie Pharmaceuticals, Inc., Alcon Research, LLC, and Lyon Merger Sub, Inc., dated as of August 22, 2022
8.1	For a list of all principal subsidiaries of Alcon Inc., see "Item 18. Financial Statements-Note 27. Alcon subsidiaries".
12.1	Certification of David J. Endicott, Chief Executive Officer of Alcon Inc., Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Timothy C. Stonesifer, Chief Financial Officer of Alcon Inc., Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of David J. Endicott, Chief Executive Officer of Alcon Inc., Pursuant to 18 U.S.C Section 1350
13.2	Certification of Timothy C. Stonesifer, Chief Financial Officer of Alcon Inc., Pursuant to 18 U.S.C Section 1350
15.1	Consent of PricewaterhouseCoopers LLP
101.INS	Inline XBRL Instance Document (embedded within Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*Certain portions of this exhibit have been redacted pursuant to Instruction 4(a) as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC or its Staff upon request.
#Certain exhibits and schedules have been omitted pursuant to the instructions of Form 20-F.

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
Date: February 27, 2023

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

Consolidated Income Statement
(For the years ended December 31, 2022, 2021 and 2020)

($ millions except earnings/(loss) per share)	Note	2022	2021	2020
Net sales to third parties	4	8,654	8,222	6,763
Other revenues	4	63	69	70
Net sales and other revenues		8,717	8,291	6,833
Cost of net sales		(3,910)	(3,577)	(3,830)
Cost of other revenues		(59)	(62)	(63)
Gross profit		4,748	4,652	2,940
Selling, general & administration		(3,068)	(3,076)	(2,694)
Research & development		(702)	(842)	(673)
Other income		36	43	235
Other expense		(342)	(197)	(290)
Operating income/(loss)		672	580	(482)
Interest expense	5	(134)	(120)	(124)
Other financial income & expense	5	(75)	(42)	(29)
Income/(loss) before taxes		463	418	(635)
Taxes	6	(128)	(42)	104
Net income/(loss)		335	376	(531)

Earnings/(loss) per share ($)
Basic	7	0.68	0.77	(1.09)
Diluted	7	0.68	0.76	(1.09)

Weighted average number of shares outstanding (millions)
Basic	7	491.4	490.0	489.0
Diluted	7	494.4	493.4	489.0
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Comprehensive Income/(Loss)
(For the years ended December 31, 2022, 2021 and 2020)

($ millions)	2022	2021	2020
Net income/(loss)	335	376	(531)
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	(36)	(58)	19
Total of items to eventually recycle	(36)	(58)	19
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	141	26	(14)
Fair value adjustments on equity securities, net of taxes(3)	(1)	—	(7)
Total of items never to be recycled	140	26	(21)
Total comprehensive income/(loss)	439	344	(533)
(1)Amounts are net of tax expense of $0.4 million in 2022 and net of tax benefit of $6 million in 2021.
(2)Amounts are net of tax expense of $40 million and $11 million in 2022 and 2021, respectively, and net of tax benefit of $13 million in 2020.
(3)Amounts are net of tax benefits of $1 million and $3 million in 2022 and 2020, respectively.

The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Balance Sheet
(At December 31, 2022 and 2021)

($ millions)	Note	2022	2021
Assets
Non-current assets
Property, plant & equipment	8	4,025	3,711
Right-of-use assets	15	391	372
Goodwill	9	8,970	8,905
Intangible assets other than goodwill	9	9,689	8,765
Deferred tax assets	10	411	409
Financial assets	11	287	217
Other non-current assets	11	243	234
Total non-current assets		24,016	22,613
Current assets
Inventories	12	2,109	1,899
Trade receivables	13	1,673	1,496
Income tax receivables		13	9
Cash and cash equivalents	17	980	1,575
Other current assets	14	418	407
Total current assets		5,193	5,386
Total assets		29,209	27,999

Equity and liabilities
Equity
Share capital	7.1	20	20
Reserves		19,657	19,236
Total equity		19,677	19,256
Liabilities
Non-current liabilities
Financial debts	16	4,541	3,966
Lease liabilities	15	359	339
Deferred tax liabilities	10	1,064	1,026
Provisions & other non-current liabilities	18	786	940
Total non-current liabilities		6,750	6,271
Current liabilities
Trade payables		861	903
Financial debts	16	107	114
Lease liabilities	15	71	67
Current income tax liabilities		219	187
Provisions & other current liabilities	19	1,524	1,201
Total current liabilities		2,782	2,472
Total liabilities		9,532	8,743
Total equity and liabilities		29,209	27,999
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Changes in Equity
(For the years ended December 31, 2022, 2021 and 2020)

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of December 31, 2019	20	19,355	(25)	(72)	25	(72)	19,303
Net (loss)		(531)				—	(531)
Other comprehensive income/(loss)			(7)	(14)	19	(2)	(2)
Total comprehensive (loss)	—	(531)	(7)	(14)	19	(2)	(533)
Equity-based compensation		70				—	70
Other movements(2)		5		(23)		(23)	(18)
Total other movements	—	75	—	(23)	—	(23)	52
Balance as of December 31, 2020	20	18,899	(32)	(109)	44	(97)	18,822
Net income		376				—	376
Other comprehensive income/(loss)			—	26	(58)	(32)	(32)
Total comprehensive income	—	376	—	26	(58)	(32)	344
Dividends		(53)				—	(53)
Equity-based compensation		124				—	124
Other movements(2)		10		9		9	19
Total other movements	—	81	—	9	—	9	90
Balance as of December 31, 2021	20	19,356	(32)	(74)	(14)	(120)	19,256
Net income		335				—	335
Other comprehensive income/(loss)			(1)	141	(36)	104	104
Total comprehensive income	—	335	(1)	141	(36)	104	439
Dividends		(102)				—	(102)
Equity-based compensation		68				—	68
Other movements(2)		16				—	16
Total other movements	—	(18)	—	—	—	—	(18)
Balance as of December 31, 2022	20	19,673	(33)	67	(50)	(16)	19,677
(1)     "Total value adjustments" are presented net of the corresponding tax effects.
(2)     Activity includes hyperinflationary accounting (see Note 2 to the Consolidated Financial Statements). The prior year primarily includes an adjustment to actuarial gains to recognize plan assets related to the separation of a pension plan in the spin-off from Novartis but which were not previously recorded. The year ended December 31, 2020 includes an adjustment to actuarial (losses) for other post-employment benefit obligation assumption changes directly related to the spin-off on April 9, 2019 but which was not recorded at that time.

The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Cash Flows
(For the years ended December 31, 2022, 2021 and 2020)

($ millions)	Note	2022	2021	2020
Net income/(loss)		335	376	(531)
Adjustments to reconcile net income/(loss) to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	20.1	1,111	1,220	1,626
Equity-based compensation expense		140	138	105
Non-cash change in current and non-current provisions and other non-current liabilities		187	57	(106)
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		10	13	42
Interest expense		134	120	124
Other financial income & expense		75	42	29
Taxes		128	42	(104)
Interest received		14	3	5
Interest paid		(111)	(108)	(105)
Other financial payments		(7)	(7)	(5)
Taxes paid		(178)	(175)	(97)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		1,838	1,721	983
Net payments out of provisions and other cash movements in non-current liabilities		(99)	(62)	(115)
Change in net current assets and other operating cash flow items	20.2	(522)	(314)	(45)
Net cash flows from operating activities		1,217	1,345	823
Purchase of property, plant & equipment		(636)	(700)	(479)
Proceeds from sale of property, plant & equipment		—	—	6
Purchase of intangible assets		(109)	(480)	(88)
Purchase of financial assets		(50)	(19)	(11)
Proceeds from financial assets		2	1	—
Proceeds from sale of short-term investments	21.1	79	—	—
Acquisitions of assets, net of cash acquired	21.2	(485)	—	—
Acquisition of business, net of cash acquired	21.1	(666)	—	—
Net cash flows used in investing activities		(1,865)	(1,198)	(572)
Dividends paid to shareholders of Alcon Inc.	7.2	(100)	(54)	—
Proceeds from non-current financial debts, net of issuance costs	20.3	1,815	52	744
Proceeds from 2022 Bridge Loan Facility, net of issuance costs	20.3	771	—	—
Repayment of non-current financial debts	20.3	(1,176)	—	—
Repayment of 2022 Bridge Loan Facility	20.3	(775)	—	—
Repayment of financial debts assumed in acquisition of business	20.3	(316)	—	—
Change in current financial debts	20.3	(42)	(43)	(139)
Lease payments	20.3	(69)	(72)	(69)
Payment of withholding taxes related to equity-based compensation		(50)	(22)	(16)
Other financing cash flows		(66)	16	(54)
Net cash flows (used in)/from financing activities		(8)	(123)	466
Effect of exchange rate changes on cash and cash equivalents		61	(6)	18
Net change in cash and cash equivalents		(595)	18	735
Cash and cash equivalents at January 1		1,575	1,557	822
Cash and cash equivalents at December 31		980	1,575	1,557
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
The Consolidated Financial Statements of Alcon are comprised of the Consolidated Balance Sheet as of December 31, 2022 and 2021 and the Consolidated Income Statement, Consolidated Statement of Comprehensive Income/(Loss), Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the years ended December 31, 2022, 2021 and 2020.
The country of operation and percentage ownership of the legal entities with "Total assets" or "Net sales to third parties" in excess of $5 million included in the Consolidated Financial Statements are disclosed in Note 27.

2.     Selected accounting policies
Basis of preparation
The accompanying Consolidated Financial Statements present our historical financial position, results of operations, comprehensive income/(loss), and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Alcon's principal accounting policies are described in this Note.
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
Use of estimates and assumptions
The preparation of Consolidated Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year that affect the reported amounts of assets and liabilities as well as revenues and expenses. Alcon has analyzed the impact of the war on Ukraine, economic sanctions and export controls on Russia and the COVID-19 pandemic on the Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020. Alcon has assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in the context of the unknown future impacts of these and other events using information reasonably available to us at this time. The accounting estimates and other matters assessed included, but were not limited to, provisions for expected credit losses, goodwill and other intangible assets, financial instruments, inventory provisions, associate benefits, income taxes and revenue recognition. Based on the assessment performed, the resulting provisions recorded were not material to the Consolidated Financial Statements. However, because of the inherent uncertainties of the continuation of the war on Ukraine, COVID-19 or other items, actual outcomes and results may differ materially from management's current assumptions and estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
The hyperinflationary economies in which Alcon operates are Argentina, Turkey and Venezuela. Argentina and Venezuela were hyperinflationary for all years presented. Turkey became hyperinflationary effective April 1, 2022, requiring retroactive implementation from January 1, 2022 of hyperinflationary accounting.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill, or directly in the income statement if it is a bargain purchase. Alcon primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in estimating the fair value of identifiable assets acquired when allocating the purchase consideration paid for the acquisition. The estimates of the fair values involve significant judgment by management and include assumptions with measurement uncertainty such as, the amount and timing of projected cash flows, long-term sales forecasts, the timing and probability of regulatory and commercial success, and the discount rate.
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
Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term and highly liquid investments. Other short-term and highly liquid investments are classified as cash and cash equivalents when original or weighted-average maturities are three months or less and amounts are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in value. Bank overdrafts are usually presented within current financial debts on the Consolidated Balance Sheet except in cases where a right of offset has been agreed with a bank which then allows for presentation on a net basis.
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
Alcon accounts for variable or contingent consideration associated with asset acquisitions using the cost accumulation model. At the date of the asset acquisition, the intangible asset is initially recognized at the amount paid. Variable payments are subsequently capitalized as part of the cost of the asset when paid, on the basis that such payments represent the direct cost of acquisition.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
•Surgical equipment revenue from outright cash sales and installment sales arrangements is recognized at the point in time when control is transferred to the customer. The current portion of long-term receivables from customers and long-term receivables from customers for installment sales arrangements are recorded in "Other current assets" (see "Current portion of long-term receivables from customers" in Note 14 of these Consolidated Financial Statements) and "Financial assets" (see "Long-term receivables from customers" in Note 11 of these Consolidated Financial Statements), respectively. Financing income for installment sales arrangements longer than twelve months is recognized over the term of the arrangement in "Other income". Alcon applies the practical expedient under IFRS 15 to installment sales arrangements that are twelve months or less in duration.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
The consideration Alcon receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal of cumulative sales will not occur. The most common elements of variable consideration are listed below:
•Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed health-care organizations and other customers, estimated payments for Medicare Part D prescription drug program coverage gap (commonly called the "donut hole"), patient co-pay program coupon utilization, as well as chargebacks are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience, regulations, the specific terms in the individual agreements, product pricing, channels and payors.
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
Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts, chargebacks, payment for Medicare Part D prescription drug program, patient co-pay program coupon utilization and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.
Other revenues
"Other revenues" include revenue from contract manufacturing services which are recognized over time as the service obligations are completed and third party royalty income. Associated costs for contract manufacturing services are recognized in "Cost of other revenues".
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
If a plan participant leaves Alcon for reasons other than retirement, disability or death, then unvested restricted shares, RSUs and PSUs are forfeited, unless determined otherwise by the provision of the plan rules or by the Compensation Committee of the Company's Board of Directors, for example, in connection with a reorganization.
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
New standards and interpretations not yet adopted
There are no IFRS standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

3.     Significant transactions
Significant transactions in 2022
Vision Care - Acquisition of Aerie Pharmaceuticals, Inc.
On November 21, 2022, Alcon acquired 100% of the outstanding shares and equity of Aerie Pharmaceuticals, Inc. ("Aerie"), a pharmaceutical company focused on the discovery, development, manufacturing and commercialization of first-in-class ophthalmic therapies. Pursuant to the terms of the Agreement and Plan of Merger, Alcon paid $15.25 per share to acquire all outstanding shares of Aerie's common stock. The total purchase consideration amounted to $744 million and total cash paid for the net identifiable assets recognized, net of cash acquired, was $666 million. Alcon also assumed debt of $316 million. This transaction was accounted for as a business combination that resulted in goodwill of $65 million. Refer to Note 21.1 to these Consolidated Financial Statements for additional information regarding the acquisition. The total purchase consideration was funded with proceeds from a bridge loan facility agreement (the "2022 Bridge Loan Facility") on November 21, 2022. Refer to Note 16 to these Consolidated Financial Statements for additional information regarding the 2022 Bridge Loan Facility.
Series 2032 Notes and Series 2052 Notes issuance
On December 6, 2022, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed a private offering of non-current financial debt consisting of $700 million of 5.375% senior notes due 2032 and $600 million of 5.750% senior notes due 2052. The funds borrowed through the issuance, together with cash, were used to repay the remaining $640 million Facility B term loan and the $775 million 2022 Bridge Loan Facility. Refer to Note 16 to these Consolidated Financial Statements for additional information.
Vision Care - Acquisition of Eysuvis and Inveltys products
On July 8, 2022, Alcon acquired two pharmaceutical ophthalmic eye drops, Eysuvis and Inveltys, from Kala Pharmaceuticals, Inc. The acquisition complements Alcon’s existing portfolio in the large and fast-growing dry eye category. Pursuant to the terms of the Asset Purchase Agreement, Alcon paid total upfront consideration of $60 million for Eysuvis and Inveltys, paid an additional amount to purchase certain related inventory and assumed certain liabilities of approximately $14 million for a purchase consideration of $79 million. In addition, Alcon agreed to potentially pay additional amounts upon achievement of certain commercial milestones if annual sales exceed defined targets that expire after 2029. The purchase consideration was allocated using the relative fair value approach primarily to currently marketed product intangible assets within the Vision Care reportable segment of $71 million and assumed liabilities of $14 million.
Series 2028 Notes issuance
On May 31, 2022, Alcon, through its wholly owned subsidiary Alcon Finance B.V. (“AFBV”), completed a public offering of $537 million (EUR500 million) of non-current EUR denominated financial debt consisting of 2.375% senior notes due 2028. The funds borrowed through the issuance were used to repay the $376 million (EUR350 million) Facility C term loan in full and partially repay $160 million of the Facility B term loan. Refer to Note 16 to these Consolidated Financial Statements for additional information.
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients, for total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of development and commercial milestones. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. Refer to Note 21.2 to these Consolidated Financial Statements for additional information regarding this transaction which was accounted for as an asset acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Significant transactions in 2021
Vision Care - Acquisition of Simbrinza US commercialization rights
On April 28, 2021, Alcon executed an Asset Purchase Agreement (“Agreement”) to acquire exclusive US commercialization rights to a pharmaceutical ophthalmic eye drop, Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis. Under the terms of the Agreement, Alcon paid $355 million at closing on June 8, 2021 and recognized the intangible asset acquisition as currently marketed products within the Vision Care reportable segment. After closing, Alcon and Novartis immediately began a transition period during which Novartis sold Simbrinza on Alcon's behalf. The transition period concluded during the third quarter of 2021 and Alcon began to fully commercialize Simbrinza for the US market. Novartis retains all rights to Simbrinza® outside of the US.
Significant transactions in 2020
Series 2030 Notes issuance
On May 27, 2020, Alcon, through its wholly owned subsidiary AFC, completed an offering of $750 million of non-current financial debt consisting of 2.600% senior notes due 2030. The senior notes are described in Note 16 of these Consolidated Financial Statements.

4.     Segment information
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
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
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
The basis of preparation and the selected accounting policies mentioned in Note 2 of these Consolidated Financial Statements are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, separation costs, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs and certain other income and expense items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.
Net sales and other revenues by segment

($ millions)	2022	2021	2020
Surgical
Implantables	1,725	1,522	1,126
Consumables	2,499	2,388	1,952
Equipment/other	821	793	632
Total Surgical net sales to third parties	5,045	4,703	3,710
Vision Care
Contact lenses	2,192	2,139	1,838
Ocular health	1,417	1,380	1,215
Total Vision Care net sales to third parties	3,609	3,519	3,053
Total net sales to third parties	8,654	8,222	6,763
Vision Care other revenues	63	69	70
Total net sales and other revenues	8,717	8,291	6,833
Segment contribution and reconciliation to income/(loss) before taxes

($ millions)	2022	2021	2020
Segment contribution
Surgical	1,336	1,184	672
Vision Care	600	604	419
Total segment contribution	1,936	1,788	1,091
Not allocated to segments:
Amortization of intangible assets	(653)	(590)	(1,078)
Impairment charges on intangible assets	(62)	(225)	(167)
General & administration (corporate)	(255)	(251)	(232)
Separation costs	—	(36)	(217)
Transformation costs	(119)	(68)	(49)
Fair value adjustments to contingent consideration liabilities	23	42	63
Past service costs for post-employment benefit plan amendments	—	18	154
Acquisition and integration related costs	(64)	—	—
Other	(134)	(98)	(47)
Operating income/(loss)	672	580	(482)
Interest expense	(134)	(120)	(124)
Other financial income & expense	(75)	(42)	(29)
Income/(loss) before taxes	463	418	(635)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Included in segment contribution are:

($ millions)	2022	2021	2020
Depreciation of property, plant & equipment:
Surgical	(131)	(129)	(122)
Vision Care	(198)	(194)	(171)
Not allocated to segments	(1)	—	—
Total depreciation of property, plant & equipment	(330)	(323)	(293)

Depreciation of right-of-use assets:
Surgical	(46)	(50)	(47)
Vision Care	(30)	(31)	(32)
Total depreciation of right-of-use assets	(76)	(81)	(79)

Impairment charges on property, plant & equipment, net:
Surgical	(2)	—	(6)
Vision Care	—	—	—
Total impairment charges on property, plant & equipment, net	(2)	—	(6)

Equity-based compensation:
Surgical	(74)	(74)	(55)
Vision Care	(61)	(60)	(45)
Not allocated to segments	(17)	(17)	(13)
Total equity-based compensation	(152)	(151)	(113)
Geographical information
The following table shows the United States, International and countries that accounted for more than 5% of at least one of the respective Alcon totals, for net sales for the years ended December 31, 2022, 2021 and 2020, and for selected non-current assets at December 31, 2022 and 2021:

	Net sales(2)						Total of selected non-current assets(3)
($ millions unless indicated otherwise)(1)	2022		2021		2020		2022		2021

Country
United States	3,897	45%	3,651	44%	2,975	44%	11,739	51%	10,200	47%
International	4,757	55%	4,571	56%	3,788	56%	11,336	49%	11,553	53%
thereof:
Switzerland (country of domicile)	59	1%	60	1%	55	1%	9,462	41%	9,762	45%
Japan	568	7%	621	8%	650	10%	44	—%	46	—%
China	474	5%	486	6%	383	6%	9	—%	16	—%
Other	3,656	42%	3,404	41%	2,700	40%	1,821	8%	1,729	8%
Company total	8,654	100%	8,222	100%	6,763	100%	23,075	100%	21,753	100%
(1)International percentages may not sum due to rounding.
(2)Net sales from operations by location of third-party customer.
(3)Includes property, plant & equipment, right-of-use assets, goodwill and other intangible assets.
No customer accounted for 10% or more of Alcon's net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
5.    Interest expense and other financial income & expense
Interest expense

($ millions)	2022	2021	2020
Interest expense on financial debts	(110)	(95)	(94)
Interest expense from discounting long-term liabilities	(9)	(12)	(17)
Interest expense on lease liabilities	(15)	(13)	(13)
Total interest expense	(134)	(120)	(124)
Other financial income & expense

($ millions)	2022	2021	2020
Interest income	16	3	6
Loss on extinguishment of financial debt	(5)	—	—
Other financial expense	(12)	(10)	(9)
Monetary loss from hyperinflation accounting	(16)	(6)	(4)
Currency result, net	(58)	(29)	(22)
Total other financial income & expense	(75)	(42)	(29)

6.     Taxes
Income/(loss) before taxes

($ millions)	2022	2021	2020
Switzerland	234	680	(585)
Foreign	229	(262)	(50)
Total income/(loss) before taxes	463	418	(635)
Current and deferred income tax (expense)/income

($ millions)	2022	2021	2020
Switzerland	(17)	(118)	(14)
Foreign	(146)	(116)	(105)
Current income tax expense	(163)	(234)	(119)
Switzerland	53	45	96
Foreign	(18)	147	127
Deferred tax income	35	192	223
Total income tax (expense)/income	(128)	(42)	104

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

	2022		2021		2020
($ millions unless indicated otherwise)(1)		%		%		%
Applicable tax rate	(104)	22.5%	(39)	9.3%	98	15.4%
Effect of disallowed expenditures	(13)	2.8%	(10)	2.4%	(20)	(3.1)%
Effect of equity-based compensation	(13)	2.8%	(7)	1.7%	(5)	(0.8)%
Effect of income taxed at reduced rates	4	(0.9)%	1	(0.2)%	4	0.6%
Effect of tax credits and allowances	11	(2.4)%	9	(2.2)%	9	1.4%
Effect of deductibility of a statutory expense in Switzerland(2)	23	(5.0)%	38	(9.1)%	—	—%
Effect of adjustments to contingent consideration and other liabilities	3	(0.6)%	7	(1.7)%	17	2.7%
Effect of option payments	—	—%	(2)	0.5%	(6)	(0.9)%
Effect of tax rate changes	—	—%	(3)	0.7%	10	1.6%
Effect of changes in uncertain tax positions(3)	10	(2.2)%	(39)	9.3%	(8)	(1.3)%
Effect of 2022 APA on prior years	(37)	8.0%	—	—%	—	—%
Effect of non-deductible amortization	(7)	1.5%	—	—%	—	—%
Effect of other items	(2)	0.4%	(3)	0.7%	(10)	(1.6)%
Effect of prior year items	(3)	0.6%	6	(1.4)%	15	2.4%
Effective tax rate	(128)	27.6%	(42)	10.0%	104	16.4%
(1)Percentages may not sum due to rounding.
(2)Effect of deductibility of statutory expense in Switzerland relates to agreements for fiscal years 2022 and 2021. It is uncertain whether Alcon will obtain a similar benefit in future years.
(3)Effect of changes in uncertain tax positions in 2022 primarily relate to recognition of the benefit of the effect of deductibility of a statutory expense in Switzerland for 2021, partially offset by a reserve for the deductibility of a statutory expense in Switzerland for 2022. Effect of changes in uncertain tax positions in 2021 primarily relate to international transfer pricing and a partial reserve for the deductibility of a statutory expense in Switzerland.
Alcon has a substantial business presence in many countries and is therefore subject to different income and expense items that are non-taxable (permanent differences) or are taxed at different rates in those tax jurisdictions. This results in a difference between Alcon's applicable tax rate and effective tax rate as shown in the table above.
During the fourth quarter of 2022, Alcon recognized the impact of an Advanced Pricing Agreement between US and Switzerland tax authorities (the "2022 APA") related to the allocation and taxation of relevant Alcon profits between the US and Switzerland retroactive to 2019. The 2022 APA results in more profit being taxable at the rate applicable in the US compared to Alcon's historical filing position. As a result, in the fourth quarter of 2022 Alcon recorded a discrete item of $37 million of tax expense related to the 2019 through 2021 tax years and an increase of $64 million of tax expense for the current year, which is included in Alcon's effective tax rate. The 2022 APA was agreed upon in the first quarter of 2023 and is expected to be valid through 2027.
The increase in the applicable tax rate for 2022 was primarily driven by more profit being taxable at the rate applicable in the US compared to Alcon’s historical filing position as a result of the 2022 APA. The applicable tax rate in 2021 and 2020 was impacted by pre-tax losses in certain tax jurisdictions. The fluctuation in taxes and effective tax rates is primarily due to the geographical pre-tax income and loss mix across certain tax jurisdictions relative to Alcon's consolidated income/(loss) before taxes, changes in uncertain tax positions and certain non-recurring items.
Tax returns are subject to examination by competent taxing authorities, which may result in assessments being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in the estimates of the tax positions.
On August 16, 2022, the US enacted the Inflation Reduction Act (the "IRA"). Alcon does not currently believe the IRA will have a material effect on its reported results, cash flows or financial position when it becomes effective.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

7.     Share capital, dividends and earnings/(loss) per share
7.1 Share capital
The share capital of the Company as of December 31, 2022 is CHF 20 million, which is comprised of 499.7 million registered shares, nominal value of CHF 0.04 per share.
The following table shows the movement in the shares:

(shares in millions)	Common stock shares outstanding	Treasury stock shares	Total shares
January 1, 2020	488.3	3.4	491.7
Issuance of additional registered shares	—	8.0	8.0
Settlement of equity-based awards	0.9	(0.9)	—
December 31, 2020	489.2	10.5	499.7
Settlement of equity-based awards	0.9	(0.9)	—
December 31, 2021	490.1	9.6	499.7
Settlement of equity-based awards	1.7	(1.7)	—
December 31, 2022	491.8	7.9	499.7
On November 10, 2020, the Company's Board of Directors approved an increase of CHF 320,000 out of the Company’s authorized share capital through the issuance of 8.0 million additional registered shares, nominal value CHF 0.04 per share, to fulfill the future vesting of existing and future equity-based awards. These additional shares were issued as treasury shares as part of the Company's authorized share capital according to the authority granted by the shareholders at the Company’s Annual General Meeting held on January 29, 2019 and reflected in the Company’s Articles of Incorporation as amended. While the transaction increased the number of shares available for issuance under the Company’s equity-based compensation plans, there was no immediate impact on the number of shares outstanding or earnings per share calculations at the time of the transaction. To the extent award settlement occurs through the use of treasury shares, the number of shares outstanding and earnings per share calculations will be impacted as shares are delivered to plan participants over the course of the next several years. All of the Company's 7.9 million shares held in treasury may only be used to fulfill the future vesting of existing and future equity-based awards. The authority to issue additional registered shares under the authorized share capital expired on January 29, 2021.
7.2 Dividends
On February 15, 2022, the Company's Board of Directors proposed a dividend of CHF 0.20 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 27, 2022 and paid in May 2022 for an amount of $100 million.
On February 23, 2021, the Company's Board of Directors proposed a dividend of CHF 0.10 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 28, 2021 and paid in May 2021 for an amount of $54 million.
7.3 Earnings/(loss) per share
Basic earnings/(loss) per share is computed by dividing net income/(loss) for the period by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2022, 2021 and 2020, the weighted average number of shares outstanding was 491.4 million, 490.0 million and 489.0 million shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The only potentially dilutive securities are the outstanding unvested equity-based awards under the Company's equity-based incentive plans, as described in Note 23 to these Consolidated Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the years ended December 31, 2022 and 2021, the weighted average diluted number of shares outstanding was 494.4 million and 493.4 million, respectively, which includes the potential conversion of 3.0 million and 3.4 million unvested equity-based awards, respectively. For the year ended December 31, 2020, 2.8 million unvested equity-based awards have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.
The average market value of the Company's shares for the purposes of calculating the potentially dilutive effects of unvested equity-based awards was based on quoted market prices for the period that the unvested awards were outstanding.

8.     Property, plant & equipment
The following table summarizes the movements of property, plant & equipment in 2022:

($ millions)	Land	Buildings & improvements	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2022	36	1,987	790	3,547	6,360
Additions	—	10	554	123	687
Impact of business combination	—	10	2	15	27
Disposals and derecognitions(1)	—	(13)	(3)	(172)	(188)
Reclassifications for assets placed in service	—	127	(389)	262	—
Currency translation effects	(1)	(30)	1	(81)	(111)
December 31, 2022	35	2,091	955	3,694	6,775

Accumulated depreciation
January 1, 2022	—	(802)	(1)	(1,846)	(2,649)
Depreciation charge	—	(92)	—	(238)	(330)
Impairment charge	—	—	(2)	—	(2)
Disposals and derecognitions(1)	—	13	1	165	179
Currency translation effects	—	11	—	41	52
December 31, 2022	—	(870)	(2)	(1,878)	(2,750)
Net book value at December 31, 2022	35	1,221	953	1,816	4,025
(1)Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.

As of December 31, 2022, commitments for purchases of property, plant & equipment were $248 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table summarizes the movements of property, plant & equipment in 2021:

($ millions)	Land	Buildings & improvements	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2021	35	1,884	573	3,425	5,917
Additions	2	8	654	57	721
Disposals and derecognitions(1)	—	(7)	(8)	(93)	(108)
Reclassifications for assets placed in service	—	146	(410)	264	—
Currency translation effects	(1)	(44)	(19)	(106)	(170)
December 31, 2021	36	1,987	790	3,547	6,360

Accumulated depreciation
January 1, 2021	—	(716)	(8)	(1,768)	(2,492)
Depreciation charge	—	(107)	—	(216)	(323)
Disposals and derecognitions(1)	—	5	7	83	95
Currency translation effects	—	16	—	55	71
December 31, 2021	—	(802)	(1)	(1,846)	(2,649)
Net book value at December 31, 2021	36	1,185	789	1,701	3,711
(1)Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.

As of December 31, 2021, commitments for purchases of property, plant & equipment were $186 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

9.     Goodwill and other intangible assets
The following table summarizes the movements of goodwill and other intangible assets in 2022:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total

Cost
January 1, 2022	8,905	2,980	737	5,369	4,803	5,960	658	20,507
Impact of business combination	65	—	175	—	850	—	—	1,025
Impact of asset acquisitions	—	—	10	—	385	—	12	407
Additions	—	—	—	—	151	—	57	208
Disposals and derecognitions(1)	—	—	(2)	—	—	—	(7)	(9)
December 31, 2022	8,970	2,980	920	5,369	6,189	5,960	720	22,138

Accumulated amortization
January 1, 2022	—	—	(180)	(5,238)	(3,471)	(2,622)	(231)	(11,742)
Amortization charge	—	—	—	(40)	(279)	(239)	(95)	(653)
Disposals and derecognitions(1)	—	—	2	—	—	—	6	8
Impairment charges	—	—	(3)	—	(59)	—	—	(62)
December 31, 2022	—	—	(181)	(5,278)	(3,809)	(2,861)	(320)	(12,449)
Net book value at December 31, 2022	8,970	2,980	739	91	2,380	3,099	400	9,689
(1)     Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.
The following table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2022:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,544	—	564	91	583	3,099	240	4,577
Vision Care	4,426	—	175	—	1,797	—	160	2,132
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2022	8,970	2,980	739	91	2,380	3,099	400	9,689
The Surgical and Vision Care reportable segments' CGUs, to which goodwill is allocated, are comprised of a group of smaller CGUs. The valuation method of the recoverable amount of the CGUs, to which goodwill is allocated, is based on the FVLCOD.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following assumptions were used in the calculations for the recoverable amounts of goodwill and the Alcon brand name at December 31, 2022 and 2021:

	2022		2021
(As a percentage)	Surgical	Vision Care	Surgical	Vision Care
Terminal growth rate	3.0	3.0	3.0	3.0
Discount rate (post-tax)	9.0	8.75	7.0	6.5
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
Refer to "Impairment of goodwill, Alcon brand name and definite lived intangible assets" and "Acquired In-Process Research & Development ("IPR&D")" in Note 2 in these Consolidated Financial Statements for additional disclosures on how Alcon performs goodwill and intangible asset impairment testing.
The following table summarizes the movements of goodwill and other intangible assets in 2021:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total

Cost
January 1, 2021	8,905	2,980	727	5,369	4,440	5,960	556	20,032
Additions	—	—	20	—	359	—	104	483
Reclassifications	—	—	(10)	—	10	—	—	—
Disposals and derecognitions(1)	—	—	—	—	(6)	—	(2)	(8)
December 31, 2021	8,905	2,980	737	5,369	4,803	5,960	658	20,507

Accumulated amortization
January 1, 2021	—	—	—	(5,199)	(3,197)	(2,384)	(155)	(10,935)
Amortization charge	—	—	—	(39)	(235)	(238)	(78)	(590)
Disposals and derecognitions (1)	—	—	—	—	6	—	2	8
Impairment charges	—	—	(180)	—	(45)	—	—	(225)
December 31, 2021	—	—	(180)	(5,238)	(3,471)	(2,622)	(231)	(11,742)
Net book value at December 31, 2021	8,905	2,980	557	131	1,332	3,338	427	8,765
(1)     Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2021:

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,544	—	555	131	229	3,338	251	4,504
Vision Care	4,361	—	2	—	1,103	—	176	1,281
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2021	8,905	2,980	557	131	1,332	3,338	427	8,765
Intangible asset impairment charges
The following table shows the intangible asset impairment charges in 2022, 2021 and 2020:

($ millions)	2022	2021	2020
Surgical	(60)	(178)	(66)
Vision Care	(2)	(47)	(101)
Total	(62)	(225)	(167)
For the year ended December 31, 2022, impairment charges recognized in the Consolidated Income Statement amounted to $62 million, primarily due to impairments of $61 million recognized in the second quarter. An impairment charge of $59 million was recognized in Cost of net sales for a currently marketed product CGU in the Surgical reportable segment due to higher forecasted research and development costs associated with product redesign and delayed launch date of the next generation product. The CGU was reduced to its recoverable amount of $15 million determined based on the VIU method at the time of impairment. VIU was estimated using net present value techniques utilizing pre-tax cash flows and a discount rate of 7.8%. The remaining impairment charge of $2 million in the second quarter was recognized in Research & development to fully impair an acquired research & development intangible asset in the Vision Care reportable segment which will no longer be used.
For the year ended December 31, 2021, impairment charges recognized in the Consolidated Income Statement amounted to $225 million. Impairments of $180 million were recognized in Research & development in 2021. Of that amount, an impairment charge of $178 million was recognized in the third quarter of 2021 in Research & development to fully impair a CGU in the Surgical reportable segment upon a decision to suspend research and development efforts and commercialization of the product as Alcon prioritizes other products in the portfolio. An additional impairment charge of $2 million was recognized in the fourth quarter of 2021 in Research & development to fully impair a licensed technology in the Vision Care reportable segment, which will no longer be used in any future research and development activities. The remaining amount of $45 million relates to an impairment charge recognized in the first quarter of 2021 in Cost of net sales for a currently marketed product CGU in the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $48 million determined based on the FVLCOD method at the time of impairment. FVLCOD was estimated using net present value techniques utilizing post-tax cash flows and a discount rate as there are no direct or indirect observable prices in active markets for identical or similar assets. The discount rate was consistent with the rate used in the annual goodwill impairment assessment.
For the year ended December 31, 2020, impairments amounted to $167 million. An impairment of $61 million was recognized in the third quarter of 2020, primarily to fully impair a CGU within the Vision Care reportable segment upon termination of the associated licensing agreement. The impairment was recognized in Research & development in the Consolidated Income Statement. The remaining amount relates to additional impairments of $106 million, which were recognized in Cost of net sales in the Consolidated Income Statement in 2020. Of that amount, an impairment of $41 million was recorded for a currently marketed product CGU within the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $88 million at the time of impairment in the second quarter of 2020. An additional $65 million relates to impairments of a currently marketed product CGU in the Surgical reportable segment recognized in the first and fourth quarters of 2020 due to lower expected sales. This CGU was also reduced to its recoverable amount of $65 million at the time of impairment at December 31, 2020. The recoverable amount of each CGU was determined based on the FVLCOD method. FVLCOD was estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

markets for identical or similar assets. The discount rates of 7.5% and 7.0% for Surgical and Vision Care reportable segments, respectively, were consistent with the rates used in the annual goodwill impairment assessment.
The estimates used in calculating net present values involve significant judgement by management and include assumptions with measurement uncertainty. The estimates include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rates, and future tax rates. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.
For FVLCOD, the estimates used are considered to be consistent with market participant assumptions. Since the cash flow projections are a significant unobservable input, the fair value of the CGUs were classified as Level 3 in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

10.     Deferred tax assets and liabilities

($ millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at December 31, 2021	28	5	116	372	188	452	1,161
Gross deferred tax liabilities at December 31, 2021	(246)	(1,382)	—	(23)	—	(127)	(1,778)
Net deferred tax balance at December 31, 2021	(218)	(1,377)	116	349	188	325	(617)

At December 31, 2021	(218)	(1,377)	116	349	188	325	(617)
(Charged)/credited to income	(57)	102	1	(23)	(168)	180	35
(Charged)/credited to equity	—	—	—	—	12	(31)	(19)
(Charged) to other comprehensive income	—	—	(38)	—	—	(5)	(43)
Impact of business combination	(1)	(250)	—	—	142	43	(66)
Impact of asset acquisitions	—	—	—	—	57	—	57
Net deferred tax balance at December 31, 2022	(276)	(1,525)	79	326	231	512	(653)

Gross deferred tax assets at December 31, 2022	31	4	79	352	231	642	1,339
Gross deferred tax liabilities at December 31, 2022	(307)	(1,529)	—	(26)	—	(130)	(1,992)
Net deferred tax balance at December 31, 2022	(276)	(1,525)	79	326	231	512	(653)
The below table presents the Net deferred tax balance as of December 31, 2022 after offsetting $928 million of deferred tax assets and liabilities within the same tax jurisdiction.

($ millions)	At December 31, 2022
Deferred tax assets	411
Deferred tax liabilities	(1,064)
Net deferred tax liabilities	(653)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

($ millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at December 31, 2020	24	5	128	381	174	314	1,026
Gross deferred tax liabilities at December 31, 2020	(215)	(1,519)	—	(23)	—	(66)	(1,823)
Net deferred tax balance at December 31, 2020	(191)	(1,514)	128	358	174	248	(797)

At December 31, 2020	(191)	(1,514)	128	358	174	248	(797)
(Charged)/credited to income	(27)	137	1	(9)	4	86	192
(Charged)/credited to equity	—	—	(2)	—	7	3	8
(Charged)/credited to other comprehensive income	—	—	(11)	—	3	(12)	(20)
Net deferred tax balance at December 31, 2021	(218)	(1,377)	116	349	188	325	(617)

Gross deferred tax assets at December 31, 2021	28	5	116	372	188	452	1,161
Gross deferred tax liabilities at December 31, 2021	(246)	(1,382)	—	(23)	—	(127)	(1,778)
Net deferred tax balance at December 31, 2021	(218)	(1,377)	116	349	188	325	(617)
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

($ billions)	At December 31, 2022	At December 31, 2021
Deferred tax assets	1.0	0.8
Deferred tax liabilities	1.9	1.7
For foreign unremitted earnings retained by consolidated entities for reinvestment, which amounted to $9 billion as of December 31, 2022 and December 31, 2021, no provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.
IFRS exceptions to recognizing taxable temporary differences include an exception to recognizing a deferred tax liability arising on the initial recognition of goodwill from acquisitions. As such, we have not provided a deferred tax for goodwill from acquisitions which amounted to $9 billion as of December 31, 2022 and 2021.
The gross value of capital loss carryforwards for which no deferred tax assets were recognized amounted to $120 million at December 31, 2022 ($103 million at December 31, 2021) and will expire in four years.
The gross value of tax loss carryforwards capitalized as deferred tax assets amounted to $1,429 million at December 31, 2022 ($1,047 million at December 31, 2021), of which $45 million will expire in five years. Of the remaining $1,384 million, approximately $776 million have an indefinite carryforward period, and approximately $608 million have a carryforward period that ranges from six to twenty years. The gross value of tax loss carryforwards for which no deferred tax assets were recognized amounted to $438 million. All other tax loss carryforwards have been capitalized as deferred tax assets in 2022 as it is probable that sufficient taxable income will be available for the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

No tax losses carried forward have expired in 2022, 2021 or 2020.

11.     Financial and other non-current assets
The below tables provide details related to Financial assets and Other non-current assets as of December 31, 2022 and 2021.
Financial assets

($ millions)	2022	2021
Long-term financial investments measured at FVOCI	88	46
Long-term financial investments measured at FVPL	20	6
Long-term receivables from customers	119	110
Non-current minimum lease payments from finance lease agreements	38	35
Long-term loans, advances and security deposits	22	20
Total financial assets	287	217
Minimum lease payments from finance lease agreements
The following table shows the receivables of the gross investments in finance leases and the net present value of the minimum lease payments, as well as unearned finance income, related to surgical equipment lease arrangements. The finance income is recorded in "Other income".

	2022					2021
($ millions)	Total future payments	Unearned interest income	Present value	Provision	Net book value	Total future payments	Unearned interest income	Present value	Provision	Net book value
Not later than one year(1)	28	(2)	26	(1)	25	32	(2)	30	(2)	28
Between one and five years	49	(2)	47	(10)	37	47	(2)	45	(12)	33
Later than five years	1	—	1	—	1	2	—	2	—	2
Total	78	(4)	74	(11)	63	81	(4)	77	(14)	63
(1) The current portion of the minimum lease payments is recorded in Trade receivables or Other current assets (to the extent not yet invoiced).
Other non-current assets

($ millions)	2022	2021
Deferred compensation plans	139	155
Prepaid post-employment benefit plans	8	25
Other non-current assets	96	54
Total other non-current assets	243	234

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

12.     Inventories
The amount of inventory recognized as an expense in "Cost of net sales" in the Consolidated Income Statement during 2022 amounted to $2.7 billion (2021: $2.5 billion, 2020: $2.1 billion). The amount of inventory recognized as an expense in "Cost of other revenues" in the Consolidated Income Statement during 2022 amounted to $59 million (2021: $62 million, 2020: $63 million).

($ millions)	2022	2021
Raw material, consumables	433	336
Work in progress	201	169
Finished products	1,475	1,394
Total inventories	2,109	1,899
Alcon recognized inventory provisions and write-downs amounting to $200 million in 2022 (2021: $220 million, 2020: $304 million) and reversed inventory provisions amounting to $72 million in 2022 (2021: $83 million, 2020: $91 million). Inventory provisions mainly relate to the adjustment of inventory balances to their net realizable value based on the forecasted sales. Reversals are made when the products become salable.

13.     Trade receivables
Trade receivable balances include sales to wholesalers, retailers, doctor groups, private health systems, government agencies, pharmacy benefit managers, managed health-care organizations and government-supported healthcare systems. The following tables provide details related to Trade receivables as of December 31, 2022 and 2021, including trade receivables that are not overdue as specified in the payment terms and conditions established with Alcon's customers, as well as an analysis of overdue amounts, expected credit loss rates and related provisions for doubtful trade receivables:

	2022
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,390	(2)	1,388	0.1%
Past due for not more than one month	125	(1)	124	0.8%
Past due for more than one month but less than three months	93	(2)	91	2.2%
Past due for more than three months but less than six months	56	(4)	52	7.1%
Past due for more than six months but less than one year	28	(16)	12	57.1%
Past due for more than one year	38	(32)	6	84.2%
Total	1,730	(57)	1,673

	2021
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,273	(2)	1,271	0.2%
Past due for not more than one month	96	(1)	95	1.0%
Past due for more than one month but less than three months	74	(1)	73	1.4%
Past due for more than three months but less than six months	43	(2)	41	4.7%
Past due for more than six months but less than one year	23	(13)	10	56.5%
Past due for more than one year	42	(36)	6	85.7%
Total	1,551	(55)	1,496

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table summarizes the movement in the provision for doubtful trade receivables:

($ millions)	2022	2021	2020
January 1	(55)	(68)	(48)
Provisions for doubtful trade receivables charged to the Consolidated Income Statement	(40)	(20)	(48)
Utilization of provisions for doubtful trade receivables	7	8	15
Reversal of provisions for doubtful trade receivables	28	23	14
Currency translation effects	3	2	(1)
December 31	(57)	(55)	(68)
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
The following table shows the gross trade receivables balance from these closely monitored countries as of December 31, 2022 and 2021, the amounts that are past due for more than one year and the related amount of the provisions for doubtful trade receivables that have been recorded:

($ millions)	2022	2021
Total balance of gross trade receivables from closely monitored countries	280	252
Past due for more than one year	8	10
Provisions for doubtful trade receivables	(10)	(11)
Trade receivables include amounts denominated in the following major currencies:

($ millions)	2022	2021
US dollar (USD)	701	526
Euro (EUR)	256	243
Japanese yen (JPY)	154	160
Chinese yuan (CNY)	102	122
Brazilian real (BRL)	55	44
Indian rupee (INR)	33	36
Canadian dollar (CAD)	35	39
Australian dollar (AUD)	29	24
British pound (GBP)	31	29
Russian ruble (RUB)	28	35
South Korean won (KRW)	37	38
Mexican peso (MXN)	26	25
Other currencies	186	175
Total trade receivables, net	1,673	1,496

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

14.     Other current assets
The following table provides details related to Other current assets as of December 31, 2022 and 2021:

($ millions)	2022	2021
Current portion of long-term receivables from customers	102	97
Current portion of minimum lease payments from finance lease agreements	25	28
Prepaid expenses	107	92
VAT receivables	99	105
Other receivables, security deposits and current assets	77	79
Derivative financial instruments	8	3
Equity securities in public companies	—	3
Total other current assets	418	407

15.     Right-of-use assets and Lease liabilities
Right-of-use assets
Right-of-use assets as of December 31, 2022 and 2021 were comprised of the following:

($ millions)	2022	2021
Land	15	17
Buildings	347	326
Machinery & equipment and other assets	29	29
Total right-of-use assets	391	372
Depreciation charges of $76 million and $81 million for the years ended December 31, 2022 and 2021, respectively, are shown in the table below by underlying class of asset:

($ millions)	2022	2021
Land	1	1
Buildings	58	60
Machinery & equipment and other assets	17	20
Total depreciation of right-of-use assets	76	81
Lease liabilities
Lease liabilities totaled $430 million as of December 31, 2022, including $71 million in current Lease liabilities and $359 million in non-current Lease liabilities. The contractual maturities of the undiscounted lease liabilities as of December 31, 2022 and 2021, are as follows:

	Lease liabilities undiscounted
($ millions)	2022	2021
Not later than one year	85	80
Between one and five years	226	197
Later than five years	233	237
Total lease liabilities undiscounted	544	514

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	Lease liabilities
($ millions)	2022	2021
Not later than one year	71	67
Between one and five years	180	157
Later than five years	179	182
Total lease liabilities	430	406
Additional disclosures
The following table provides additional disclosures related to Right-of-use assets and Lease liabilities:

($ millions)	2022	2021
Interest expense on lease liabilities	15	13
Expense on short-term, low value and variable leases	3	7
Total cash outflows for leases	87	92
Thereof:
Lease liability payments(1)	69	72
Interest payments(2)	15	13
Short-term, low value and variable lease payments(2)	3	7
(1)     Reported as cash outflows from financing activities net of lease incentives received
(2)     Included within total net cash flows from operating activities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

16.     Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2022 and 2021.

($ millions)	2022	2021
Non-current financial debts
Facility B, floating rate debt due 2024	—	796
Facility C, floating rate debt due 2024	—	395
Local facilities (Japan), floating rate debt due 2023	—	47
2.750% Series 2026 Notes	497	496
2.375% Series 2028 Notes	527	—
3.000% Series 2029 Notes	994	993
2.600% Series 2030 Notes	746	745
5.375% Series 2032 Notes	692	—
3.800% Series 2049 Notes	494	494
5.750% Series 2052 Notes	591	—
Revolving facility, floating rate due 2026	—	—
Total non-current financial debts	4,541	3,966

Current financial debts
Local facilities, floating rate:
Japan	69	84
All others	2	17
Other short-term financial debts, floating rate	26	6
Derivatives	10	7
Total current financial debts	107	114
Total financial debts	4,648	4,080
Interest expense recognized for Financial debts, excluding lease liabilities, was $110 million, $95 million and $94 million for the years ended December 31, 2022, 2021 and 2020, respectively. The weighted average interest rate on Financial debts was 2.7% and 2.3% in 2022 and 2021, respectively.
Series 2028 Notes issuance
On May 31, 2022, AFBV issued EUR denominated senior notes due in 2028 ("Series 2028 Notes"). The Series 2028 Notes are unsecured senior obligations of AFBV issued and closed in a public offering and rank equally in right of payment with the Series 2026, Series 2029, Series 2030 and Series 2049 notes. The total principal of the Series 2028 Notes is $533 million (EUR500 million) as of December 31, 2022. The Series 2028 Notes were issued at 99.476% with 2.375% interest payable annually in May, beginning in May 2023. The Series 2028 Notes were issued at a discount totaling $3 million, which was recorded as a reduction to the carrying value of the Series 2028 Notes and will be amortized to Interest expense over the term of the Series 2028 Notes. AFBV incurred $3 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Series 2028 Notes and will be amortized to Other financial income & expense over the term of the Series 2028 Notes.
On May 31, 2022, the funds borrowed through the issuance of the Series 2028 Notes were used to fully repay the $376 million (EUR350 million) Facility C term loan maturing in 2024 and repay $160 million of the $800 million Facility B term loan maturing in 2024. The transactions were accounted for as an extinguishment and partial extinguishment of a liability, respectively. Alcon recognized losses on extinguishment of $1 million associated with the write-off of unamortized deferred financing costs in Other financial income & expense during the second quarter of 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

2022 Bridge Loan Facility
On September 14, 2022, AFC executed a $900 million 2022 Bridge Loan Facility with J.P. Morgan Chase Bank, N.A. London Branch. The 2022 Bridge Loan Facility was fully guaranteed by the Company and was restricted for use in funding the acquisition of Aerie. On September 27, 2022, a Syndication Agreement was executed to add more financial institutions as new lenders, effective from September 28, 2022.
On November 21, 2022, in connection with the consummation of the Aerie acquisition, $775 million of the financing commitments were drawn with net proceeds of $771 million used for the acquisition of Aerie. AFC incurred $4 million of debt issuance costs, which were recorded as a reduction to the carrying value of the 2022 Bridge Loan Facility.
Series 2032 Notes and Series 2052 Notes issuance
On December 6, 2022, AFC issued senior notes due in 2032 ("Series 2032 Notes") and 2052 ("Series 2052 Notes"). The Series 2032 Notes and Series 2052 Notes are unsecured senior obligations of AFC issued and closed in a private offering and rank equally in right of payment with the Series 2026, Series 2028, Series 2029, Series 2030 and Series 2049 notes. The principal amounts of the Series 2032 Notes and Series 2052 Notes are $700 million and $600 million, respectively. The Series 2032 Notes and Series 2052 Notes were issued at a discount of $4 million and $2 million, respectively, which were recorded as a reduction to the carrying values of the Series 2032 Notes and Series 2052 Notes and will be amortized to Interest expense over the term of the notes. AFC incurred debt issuance costs of $4 million and $7 million for the Series 2032 Notes and Series 2052 Notes, respectively, which were recorded as a reduction to the carrying values of the Series 2032 Notes and Series 2052 Notes and will be amortized to Other financial income & expense over the term of the notes.
The Notes consist of the following:
•     Series 2032 Notes - $700 million due in 2032 issued at 99.458%, 5.375% interest is payable twice per year in December and June, beginning in June 2023.
•     Series 2052 Notes - $600 million due in 2052 issued at 99.674%, 5.750% interest is payable twice per year in December and June, beginning in June 2023.
Using the funds borrowed through the issuance of the Series 2032 Notes and Series 2052 Notes together with cash, the Company exercised its early redemption rights to fully repay the remaining $640 million Facility B term loan and to fully repay the drawn amount of $775 million under the 2022 Bridge Loan Facility, as required by the mandatory prepayment clause. Consequently, the undrawn commitment of the 2022 Bridge Loan Facility was cancelled. The transactions were accounted for as extinguishment of liabilities. Alcon recognized losses on extinguishment of $4 million associated with the write-off of unamortized deferred financing costs in Other financial income & expense during the fourth quarter of 2022.
Senior notes assumed in Aerie acquisition
As part of the Aerie acquisition, Alcon assumed Aerie's $316.2 million convertible senior notes due on October 1, 2024. The convertible notes were issued at 1.500% interest payable semi-annually on April 1 and October 1 of each year. Following the delisting of Aerie on November 21, 2022, the senior notes were no longer convertible to equity. On December 20, 2022, Alcon made payments of $316.0 million to note holders and $0.2 million remained outstanding as of December 31, 2022.
Series 2030 Notes issuance
On May 27, 2020, AFC issued senior notes due in 2030 (“Series 2030 Notes”). The Series 2030 Notes are unsecured senior obligations of AFC issued in a private placement and rank equally in right of payment with the Series 2026, Series 2029, and Series 2049 notes. The total principal amount of the Senior 2030 Notes is $750 million. The Senior 2030 Notes were issued at 99.843% with 2.600% interest payable twice per year in May and November, beginning in November 2020. The Series 2030 Notes were issued at a discount totaling $1 million, which was recorded as a reduction to the carrying value of the Series 2030 notes and will be amortized to Interest expense over the term of the Series 2030 Notes. AFC incurred $5 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Series 2030 Notes and will be amortized to Other financial income & expense over the term of the Series 2030 Notes.
Revolving Facility
In February 2021, the $1.0 billion Revolving Facility was extended to March 2026. The Revolving Facility remained undrawn as of December 31, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Local bilateral facilities
Alcon holds a number of local bilateral facilities in different countries with the largest share of borrowings in Japan. Two local bilateral facilities in Japan matured in February 2021 and were refinanced by three facilities with one and two year maturities. During the year ended December 31, 2022, changes in financial debts for local bilateral facilities primarily included the movement of balances from non-current to current and payment of certain local bilateral facilities in Japan. In addition, one local bilateral facility in Japan matured in February 2022 and was renewed for another one year term. As of December 31, 2022, a total of $69 million was drawn in Japan and is classified as current with a maturity date of one year or less. There was $101 million undrawn on the facilities in Japan as of December 31, 2022.
Guarantees
The Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes, the three local bilateral facilities in Japan and the undrawn Revolving Facility are guaranteed by the Company.
Maturity of contractual undiscounted cash flows and interest payment commitments
The following table provides details on the maturity of the contractual undiscounted cash flows for Alcon's borrowings as of December 31, 2022 and 2021:

	2022			2021
($ millions)	Nominal amount - Current and non-current financial debt	Derivatives	Total	Nominal amount - Current and non-current financial debt	Derivatives	Total
Not later than one year	97	10	107	107	7	114
Between one and five years	500	—	500	1,743	—	1,743
Later than five years	4,083	—	4,083	2,250	—	2,250
Total contractual undiscounted cash flows	4,680	10	4,690	4,100	7	4,107
Unamortized debt discount and issuance costs	(42)	—	(42)	(27)	—	(27)
Total carrying value	4,638	10	4,648	4,073	7	4,080
The following table provides details on the maturity of the future contractual interest payments commitments as of December 31, 2022 and 2021:

($ millions)	2022	2021
Not later than one year	169	94
Between one and five years	651	340
Later than five years	1,563	583
Total cash flows	2,383	1,017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

17.     Financial instruments - additional disclosures
The below table provides detail related to financial instruments as of December 31, 2022 and December 31, 2021.

($ millions)	Note	2022	2021
Cash and cash equivalents
Cash in current accounts		281	246
Cash held in time deposits and money market funds		699	1,329
Total cash and cash equivalents		980	1,575
Financial assets - measured at fair value through other comprehensive income ("FVOCI")
Long-term financial investments	11	88	46
Total financial assets - measured at FVOCI		88	46
Financial assets - measured at amortized costs(1)
Trade receivables	13	1,673	1,496
Income tax receivables		13	9
Other current assets (excluding prepaid expenses and other current assets measured at FVPL)	14	303	309
Long-term receivables from customers	11	119	110
Non-current minimum lease payments from finance lease agreements	11	38	35
Long-term loans, advances and security deposits	11	22	20
Total financial assets - measured at amortized costs		2,168	1,979
Financial assets - measured at fair value through profit and loss ("FVPL")
Equity securities of public companies	14	—	3
Deferred compensation assets	11	139	155
Derivative financial instruments	14	8	3
Long-term financial investments	11	20	6
Total financial assets - measured at FVPL		167	167
Total financial assets		3,403	3,767
Financial liabilities - measured at amortized cost or cost(1)
Current financial liabilities
Financial debts	16	97	107
Lease liabilities	15	71	67
Trade payables		861	903
Total current financial liabilities - measured at amortized cost or cost		1,029	1,077
Non-current financial liabilities
Financial debts	16	4,541	3,966
Lease liabilities	15	359	339
Total non-current financial liabilities - measured at amortized cost or cost		4,900	4,305
Total financial liabilities - measured at amortized cost or cost		5,929	5,382
Financial liabilities - measured at FVPL
Contingent consideration liabilities	18	98	112
Derivative financial instruments	16	10	7
Total financial liabilities - measured at FVPL		108	119
Total financial liabilities		6,037	5,501
Net financial assets and financial liabilities		(2,634)	(1,734)
(1)The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debts with a fair value of $4,145 million and carrying value of $4,541 million as of December 31, 2022. As of December 31, 2021, the Series 2026, 2029, 2030 and 2049 Notes recorded in Non-current financial debts had a fair value of $2,891 million and carrying value of $2,728 million. The fair value of notes was determined using Level 2 inputs. The notes were valued using a quoted market price for such notes, which have low trading volumes.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of December 31, 2022 and December 31, 2021.

	December 31, 2022
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	88	—	88
Long-term financial investments measured at FVPL	—	—	20	—	20
Long-term receivables from customers	—	—	—	119	119
Deferred compensation assets(1)	139	—	—	—	139
Non-current minimum lease payments from finance lease agreements	—	—	—	38	38
Long-term loans, advances and security deposits	—	—	—	22	22
Non-current financial assets	139	—	108	179	426
Current financial assets
Money market funds	229	—	—	—	229
Current portion of long-term receivables from customers(2)	—	—	—	102	102
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	25	25
VAT receivables(2)	—	—	—	99	99
Other receivables, security deposits and current assets(2)	—	—	—	77	77
Derivative financial instruments(2)	—	8	—	—	8
Current financial assets	229	8	—	303	540
Financial assets at fair value and amortized cost or cost	368	8	108	482	966
Financial liabilities
Contingent consideration liabilities	—	—	(98)	—	(98)
Non-current financial debt	—	—	—	(4,541)	(4,541)
Current financial debt	—	—	—	(97)	(97)
Derivative financial instruments	—	(10)	—	—	(10)
Financial liabilities at fair value and amortized cost	—	(10)	(98)	(4,638)	(4,746)

(1)Recorded in Other non-current assets.
(2)Recorded in Other current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	December 31, 2021
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	46	—	46
Long-term financial investments measured at FVPL	—	—	6	—	6
Long-term receivables from customers	—	—	—	110	110
Deferred compensation assets(1)	155	—	—	—	155
Non-current minimum lease payments from finance lease agreements	—	—	—	35	35
Long-term loans, advances and security deposits	—	—	—	20	20
Non-current financial assets	155	—	52	165	372
Current financial assets
Money market funds	624	—	—	—	624
Equity securities of public companies(2)	3	—	—	—	3
Current portion of long-term receivables from customers(2)	—	—	—	97	97
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	28	28
VAT receivables(2)	—	—	—	105	105
Other receivables, security deposits and current assets(2)	—	—	—	79	79
Derivative financial instruments(2)	—	3	—	—	3
Current financial assets	627	3	—	309	939
Financial assets at fair value and amortized cost or cost	782	3	52	474	1,311
Financial liabilities
Contingent consideration liabilities	—	—	(112)	—	(112)
Non-current financial debt	—	—	—	(3,966)	(3,966)
Current financial debt	—	—	—	(107)	(107)
Derivative financial instruments	—	(7)	—	—	(7)
Financial liabilities at fair value and amortized cost	—	(7)	(112)	(4,073)	(4,192)
(1)Recorded in Other non-current assets.
(2)Recorded in Other current assets
There were no transfers of financial instruments between levels in the fair value hierarchy during the years ended December 31, 2022 and December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2022	2021	2022	2021
Balance as of January 1	46	28	6	24
Additions	45	18	—	—
(Loss) recognized in Consolidated Statement of Comprehensive Income/(Loss)	(2)	—	—	—
Unrealized gain/(loss) in Consolidated Income Statement	—	—	14	(3)
Amortization	—	—	—	(12)
Settlement	(1)	—	—	(3)
Balance as of December 31	88	46	20	6
If the pricing parameters for the Level 3 inputs were to change for Long-term financial investments measured at FVOCI and Financial investments measurement at FVPL by 10% positively or negatively, this would change the amount recorded in the 2022 Consolidated Statement of Comprehensive Income/(Loss) by $11 million.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2022	2021
Balance as of January 1	(112)	(157)
Accretion for passage of time	(9)	(12)
Adjustments for changes in assumptions	23	42
Payments	—	15
Balance as of December 31	(98)	(112)
Changes in contingent consideration liabilities in the current year include adjustments for changes in assumptions of $23 million, primarily due to revised expectations for achievement and timing of settlement for development and commercial milestones. As of December 31, 2022, the probability of success for various development and commercial milestones ranges from 55% to 57% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year included adjustments for changes in assumptions of $42 million, primarily due to revised expectations for achievement of commercial milestones related to the fully impaired CGU in the Surgical reportable segment discussed in Note 9 and timing of settlement for development and commercial milestones. The prior year also included a payment of $15 million related to achievement of a development milestone. As of December 31, 2021, the probability of success for various development and commercial milestones ranged from 55% to 80% and the maximum remaining potential payments related to contingent consideration from business combinations was $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2028 through 2034 for contingent consideration obligations as of December 31, 2022.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

As the most significant Level 3 input, if the probability of success were to change by 10% positively or negatively, this would change the amount recorded for contingent consideration payables in the 2022 Consolidated Income Statement by $18 million.
Derivatives
As of December 31, 2022, the net value of unsettled positions for derivative forward contracts and swaps was $2 million, including $8 million of unrealized gains in Other current assets and $10 million of unrealized losses in Current financial debts. As of December 31, 2021, the net value of unsettled positions for derivative forward contracts and swaps was $4 million, including $3 million of unrealized gains in Other current assets and $7 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivatives financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2022 or December 31, 2021.
Nature and extent of risks arising from financial instruments
Market risk
Alcon is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of investments of liquid funds. Alcon actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is Alcon policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures and to enhance the yield on the investment of liquid funds. Alcon does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, Alcon does not sell short assets it does not have, or does not know it will have, in the future. Alcon only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, Alcon may write call options on assets it has, or write put options on positions it wants to acquire and has the liquidity to acquire. Alcon expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.
Foreign currency exchange rate risk
Alcon uses the US Dollar as its reporting currency and is therefore exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Korean Won, Swiss Francs, Russian Rubles and emerging market currencies. Fluctuations in the exchange rate between the US Dollar and other currencies can have a significant effect on both Alcon’s results of operations, including reported sales and earnings, as well as on the reported value of Alcon's assets, liabilities and cash flows. This, in turn, may significantly affect the comparability of period-to-period results of operations.
Alcon manages its global currency exposure by engaging in hedging transactions where management deems appropriate (forward contracts and swaps). Specifically, Alcon enters into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets. Refer to Note 2 to these Consolidated Financial Statements for information regarding the hyperinflationary economies in which Alcon operates.
Interest rate risk
Alcon's exposure to cash flow interest rate risks arises from the portion of financial debts at variable rates. Alcon may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable rate interests. If the interest rates had been higher / lower by 1% in 2022, the income before taxes would have been lower / higher by $9 million from the impacts of interest expense based on the change in the interest rate. As of December 31, 2022, 98% of Alcon's financial debt is at fixed interest rates materially reducing future exposure to cash flow interest rate risk.
Commodity price risk
Alcon is currently experiencing inflation and supply chain challenges due to global economic challenges to procure certain components and has exposure to price risk related to anticipated purchases of certain commodities used as raw materials by Alcon's businesses. A change in those prices may alter the gross margin of a specific business, but generally not by more than 10% of the gross margin and thus below Alcon's risk management tolerance levels. Alcon primarily manages inflationary pressures through pricing actions and productivity initiatives. Based on historical and anticipated price fluctuations, Alcon does not enter into significant forward and option contracts to manage fluctuations in prices of anticipated purchases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, Alcon periodically assesses credit risk, assigns individual credit limits, and takes actions to mitigate credit risk where appropriate. For further information, refer to Note 13 of these Consolidated Financial Statements.
No customer accounted for 10% or more of Alcon's net sales in 2022, 2021 or 2020.
Liquidity risk
Liquidity risk is defined as the risk that Alcon may not be able to settle or meet its obligations on time or at a reasonable price. Alcon Treasury is responsible for liquidity, funding and settlement management. In addition, liquidity and funding risks, and related processes and policies, are overseen by management. Alcon manages its liquidity risk on a consolidated basis according to business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility. Management monitors Alcon's net debt or liquidity position through rolling forecasts on the basis of expected cash flows. For further information on maturity of the contractual undiscounted cash flows for Alcon's borrowings and interest on borrowings, refer to Note 16 of these Consolidated Financial Statements.

18.     Provisions and other non-current liabilities
The below table provides details related to Provisions and other non-current liabilities as of December 31, 2022 and 2021:

($ millions)	Note	2022	2021
Accrued liability for employee benefits:
Defined benefit pension plans	22	175	295
Other long-term employee benefits and deferred compensation		160	177
Other post-employment benefits	22	221	300
Provisions for litigation and other legal matters		—	—
Contingent consideration	17	98	112
Other non-current liabilities		132	56
Total provisions and other non-current liabilities		786	940
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
Provisions for litigation and other legal matters
Alcon has established provisions for certain litigation and other legal matters, where a potential cash outflow is probable and a reliable estimate can be made of the amount of the outflow. These provisions represent the current best estimate of the total financial effect for these matters. Potential cash outflows reflected in a provision may be fully or partially offset by insurance in certain circumstances.
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
Note 25 contains additional information on contingencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Summary of significant legal proceedings
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977 ("FCPA"), as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 27, 2023 of significant legal proceedings to which Alcon or its subsidiaries were or are currently a party.
Contact lenses class actions
Beginning in the first quarter of 2015, more than 50 class action complaints were filed in several courts across the US naming as defendants contact lens manufacturers, including Alcon, and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases were consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation. On March 23, 2022, Alcon entered a settlement agreement under which it admitted no liability and subsequently paid $20 million into a common fund for eligible members of a class consisting of retail purchasers of contact lenses that were subject to a unilateral price policy. In exchange, Alcon obtained a release of all claims asserted against it by the class during the third quarter of 2022. On October 12, 2022, the court approved Alcon's settlement of this matter and the case is now concluded.
Hatch-Waxman patent litigation
From time to time, Alcon is a party to certain patent infringement proceedings in the US in connection with Notices of Paragraph IV Certification under the Hatch-Waxman Act received from third-party generic manufacturers respecting their applications for generic versions of certain products sold by or on behalf of Alcon, including Simbrinza, Pataday, Rhopressa and Rocklatan, or other similar suits.
During the third quarter of 2022, Alcon received a Paragraph IV Certification Letter under the Hatch-Waxman Act notifying Alcon that a generic drug company filed an application with the FDA seeking pre-patent expiry approval to sell a generic version of Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2%. In October 2022, Alcon filed a patent infringement lawsuit in the US District Court for the District of Delaware against that generic drug company. The lawsuit, which asserts two patents, automatically stays FDA approval of the generic drug application for up to 30 months from receipt of the Paragraph IV Certification Letter (or earlier if the court renders a decision adverse to Alcon). The court has entered a schedule that sets trial for October 2024. Alcon intends to defend its patents in this case vigorously.
On January 31, 2022, prior to Alcon's acquisition of Aerie, Aerie received three Paragraph IV Certification Letters under the Hatch-Waxman Act notifying Aerie that three generic drug companies had filed applications to the FDA seeking pre-patent expiry approval to sell generic versions of Rhopressa and/or Rocklatan. On March 14, 2022, Aerie filed patent infringement lawsuits in the US District Court for the District of New Jersey against those generic drug companies. These lawsuits automatically stay FDA approval of the generic drug applications for up to 30 months from receipt of the respective Paragraph IV Certification Letters (or earlier if a court renders a decision adverse to Alcon). The lawsuits have been consolidated into a single case with a trial scheduled for January 2025. Alcon intends to defend its patents in this case vigorously.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to, among other things, source code used in the LenSx Laser System as well as additional claims of patent infringement. Also beginning on June 23, 2020, JJSVI filed claims in Mannheim, Germany, alleging that Alcon directly infringes certain European patents through its manufacture and sale of LenSx. In these cases, JJSVI sought monetary and injunctive relief. Alcon defended all of these cases vigorously and asserted various patent infringement and invalidity claims against JJSVI in Europe and the US. Prior to the trial on the copyright claims in the Delaware action set for February 2023, the parties entered into a confidential settlement agreement to resolve all of the pending legal proceedings described above. As part of that resolution, the parties exchanged cross-licenses of certain intellectual property and other mutually agreed covenants and releases, and Alcon agreed to make a one-time payment to JJSVI of $199 million, which was accrued as of December 31, 2022, for those rights and to resolve the parties’ various worldwide intellectual property disputes concerning such devices.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. The court denied in part Alcon’s motion to dismiss Hoya’s complaint on September 20, 2021. Trial is set for February 2024. Alcon intends to defend the case vigorously.
Asia / Russia investigation
In 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the US Department of Justice (“DoJ”) and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services and relationships with third party distributors, both before and after Alcon became part of the Novartis Group. The Investigations by the DoJ and the SEC have concluded. On June 25, 2020, Alcon entered into a three-year Deferred Prosecution Agreement with the DoJ regarding a charge that Alcon Pte Ltd. conspired to falsify financial books and records in violation of the US FCPA. The charge relates to payments made by a former distributor to health care providers in Vietnam between 2007 and 2014. Alcon agreed to pay the DoJ a penalty of $8.925 million, for which Novartis has indemnified Alcon.
Litigation and other legal matters provision movements

($ millions)	2022	2021	2020
January 1	53	—	—
Additions to provisions	175	54	9
Cash payments	(21)	(1)	(9)
Releases of provisions	(1)	—	—
December 31	206	53	—
Less current portion	(206)	(53)	—
Non-current provisions for litigation and other legal matters at December 31	—	—	—
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

19.     Provisions and other current liabilities
The following table provides details related to Provisions and other current liabilities as of December 31, 2022 and 2021:

($ millions)	Note	2022	2021
Accruals for compensation and benefits including social security		465	489
Accruals for deductions from revenue		386	264
Deferred income		89	108
Taxes other than income taxes		98	93
Restructuring provisions		64	17
Accrued expenses for goods and services received but not invoiced		95	76
Accruals for royalties		12	10
Provisions for litigation and other legal matters	18	206	53
Accrued equity-based payments		12	14
Accrued interest on financial debts		31	19
Other payables		66	58
Total provisions and other current liabilities		1,524	1,201
Provisions and accruals are based upon management's best estimate and adjusted for actual experience. Such adjustments to the historical estimates have not been material.
Accruals for deductions from revenue
The following table shows the movement of accruals for deductions from revenue:

($ millions)	2022	2021	2020
January 1	264	217	212
Additions	878	677	540
Impact of business combination	86	—	—
Payments/utilizations	(829)	(619)	(537)
Changes in offset against gross trade receivables	(3)	(5)	(2)
Currency translation effects	(10)	(6)	4
December 31	386	264	217
Restructuring provisions
The following table shows the movement of restructuring provisions:

($ millions)	2022	2021	2020
January 1	17	10	28
Additions	72	21	22
Cash payments	(24)	(14)	(40)
Releases	(1)	—	—
December 31	64	17	10
In 2022, 2021 and 2020, additions to restructuring provisions of $72 million, $21 million and $22 million, respectively, were primarily related to the multi-year transformation program initially announced by Alcon on November 19, 2019 and subsequently expanded as announced on November 15, 2022. The costs were mainly related to accrued severance for the associates whose positions will be eliminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

20.     Consolidated Statement of Cash Flows - additional details
The Consolidated Statement of Cash Flows was prepared in accordance with IAS 7, Statement of Cash Flows. The below tables provide additional detail supporting select line items in the Consolidated Statement of Cash Flows.
20.1 Depreciation, amortization, impairments and fair value adjustments

($ millions)	2022	2021	2020
Property, plant & equipment	332	323	299
Right-of-use assets	76	81	79
Intangible assets	715	815	1,245
Financial assets	(14)	3	5
Other non-current assets	2	(2)	(2)
Total	1,111	1,220	1,626
20.2 Change in net current assets and other operating cash flow items

($ millions)	2022	2021	2020
(Increase) in inventories	(217)	(326)	(159)
(Increase)/decrease in trade receivables	(164)	(198)	43
(Decrease)/increase in trade payables	(48)	60	(21)
Net change in other operating assets	(63)	(24)	127
Net change in other operating liabilities	(30)	174	(35)
Total	(522)	(314)	(45)
20.3 Reconciliation of assets and liabilities arising from financing activities

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2022	3,966	114	339	67
Proceeds from non-current financial debts, net of issuance costs	1,815	—
Repayment of non-current financial debts	(1,176)	—
Proceeds from 2022 Bridge Loan Facility, net of issuance costs	—	771
Repayment of 2022 Bridge Loan Facility	—	(775)
Impact from business combination	—	316	22	5
Repayment of financial debts assumed in acquisition of business	—	(316)
Additions to leases			68	13
Impact of asset acquisitions			2	1
Change in current financial debts	—	(42)
Amortization of discounts on financial debts	1	—
Payments of lease liabilities, net			—	(69)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(15)
Changes in fair values and other non-cash changes, net	5	8	(2)	13
Currency translation effects	(23)	(16)	(10)	(4)
Reclassification from non-current to current	(47)	47	(60)	60
December 31, 2022	4,541	107	359	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2021	3,949	169	315	70
Proceeds from non-current financial debts, net of issuance costs	52	—
Additions to leases			106	9
Change in current financial debts	—	(43)
Amortization of discounts on financial debts	1	—
Payments of lease liabilities, net			—	(72)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(13)
Changes in fair values and other non-cash changes, net	4	—	(2)	8
Currency translation effects	(40)	(12)	(10)	(5)
Reclassification from non-current to current	—	—	(70)	70
December 31, 2021	3,966	114	339	67

20.4 Additional disclosure of non-cash investing and financing activity

($ millions)	2022	2021	2020
Treasury stock issued for settlement of equity-based compensation plan, net of withholding taxes	128	63	54
Non-cash additions of right-of-use assets in exchange for a lease liability	81	115	107
Non-cash additions of property, plant & equipment	62	52	83
Non-cash additions of intangible assets	105	6	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

21.     Acquisitions
21.1 Acquisition of business
Fair value of assets and liabilities arising from acquisition of business
The below table summarizes the preliminary purchase price allocation for business combinations for the years ended December 31, 2022, 2021 and 2020.

($ millions)	2022	2021	2020
Property, plant and equipment	27	—	—
Right-of-use assets	29	—	—
Currently marketed products	850	—	—
Acquired in-process research & development	175	—	—
Deferred tax assets	189	—	—
Inventories	49	—	—
Trade receivables	70	—	—
Short-term investments	79	—	—
Cash and cash equivalents	78	—	—
Other assets	15	—	—
Lease liabilities	(27)	—	—
Deferred tax liabilities	(255)	—	—
Provisions and other non-current and current liabilities	(235)	—	—
Current income tax liabilities	(46)	—	—
Trade payables	(3)	—	—
Financial debts	(316)	—	—
Net identifiable assets acquired	679	—	—
Goodwill	65	—	—
Total purchase consideration	744	—	—
Acquired liquidity	(78)	—	—
Net assets recognized as a result of business combinations	666	—	—
Vision care - Acquisition of Aerie Pharmaceuticals, Inc.
On November 21, 2022, Alcon acquired 100% of the outstanding shares and equity of Aerie, a pharmaceutical company focused on the discovery, development, manufacturing and commercialization of first-in-class ophthalmic therapies. The acquisition includes with the business among other assets, two commercial pharmaceutical ophthalmic eye drop products, Rocklatan and Rhopressa, as well as AR-15512, a Phase 3 product candidate for dry eye disease, and a pipeline of several ophthalmic pharmaceutical product candidates. This transaction helps bolster Alcon’s presence in the ocular health space with its portfolio of commercial products and development pipeline within the Vision Care reportable segment. Pursuant to the terms of the Agreement and Plan of Merger, Alcon paid $15.25 per share to acquire all outstanding shares of Aerie. The total purchase consideration amounted to $744 million and total cash paid for the net identifiable assets recognized, net of cash acquired, was $666 million.
The fair values of the acquired assets and assumed liabilities are provisional pending final measurement of the purchase consideration.
The short-term investments were liquidated subsequent to the acquisition.
Provisions and other non-current liabilities include a contingent liability of $57 million recognized upon the acquisition of Aerie in 2022 related to uncertainty associated with potential contractual payment obligations in the event patents are issued in certain international markets, which may prevent commercialization of Rocklatan and Rhopressa in those markets. The estimated potential undiscounted amount and timing of all future payments that Alcon could be required to make is $71 million in 2027. As of December 31, 2022, there has been no change in the amount recognized for the liability, except for the unwinding of the discount of $0.3 million, as there has been no change in the assumptions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The goodwill is attributable to assembled workforce and pharmaceutical research and development capabilities, including early stage compounds under development. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $20 million were recognized in Other expense in the Consolidated Income Statement during 2022 and were reported in operating cash flows in the Consolidated Statement of Cash Flows.
Post-acquisition net sales and net loss attributable to Aerie
For the period from the date of the Aerie acquisition, November 21, 2022, through December 31, 2022, the acquired business increased Alcon's 2022 net sales by $16 million and reduced Alcon's 2022 net income by $32 million.
Unaudited Alcon consolidated pro forma net sales and net income
If the Aerie acquisition had occurred on January 1, 2022, unaudited consolidated pro forma net sales and net income for the twelve months ended December 31, 2022 would have been approximately $8,776 million and $192 million, respectively. This pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have actually occurred. In addition, future results may vary significantly from the results reflected in the pro forma information. These estimated amounts have been calculated using Aerie's results of operation beginning January 1, 2022 and adjusting them for:
•alignment of the accounting policies between Alcon and Aerie;
•additional amortization that would have been charged assuming the fair value adjustments to inventories and intangible assets had been applied from January 1, 2022;
•add back of interest expense from Aerie's convertible senior notes to pro forma net income assuming senior notes would have been repaid on January 1, 2022;
•additional interest expense that would have been recorded assuming the Series 2032 Notes and Series 2052 Notes were issued on January 1, 2022 to the extent the proceeds were used to refinance the 2022 Bridge Loan Facility;
•exclusion of Aerie's pre-acquisition transaction costs; and
•tax effects of the above adjustments.
21.2 Acquisitions of assets
The below table summarizes the purchase price allocation for asset acquisitions for the years ended December 31, 2022, 2021 and 2020.

($ millions)	2022	2021	2020
Currently marketed products	385	—	—
Acquired in-process research & development	10	—	—
Other intangible assets (including software)	12	—	—
Deferred tax assets	57	—	—
Trade receivables	10	—	—
Inventory	16	—	—
Cash and cash equivalents	4	—	—
Other assets	6	—	—
Trade payables and other liabilities	(11)	—	—
Net identifiable assets acquired	489	—	—
Acquired liquidity	(4)	—	—
Net assets recognized as a result of asset acquisitions	485	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

During 2022, cash paid for acquisitions, net of cash acquired, was $485 million, the most significant of which was $477 million paid for Ivantis, Inc., described below.
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. Pursuant to the terms and subject to the conditions of the Option Agreement and Plan of Merger, as amended, Alcon agreed to pay total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of a development milestone and commercial milestones calculated as a percentage of sales in excess of defined targets that expire in calendar year 2024.
The acquisition was accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired is concentrated in the value of the Hydrus Microstent commercially marketed product intangible assets, being a group of identifiable assets. Consequently, a relative fair value approach was taken for allocating the consideration to the acquired assets and liabilities with no goodwill recognized.
During 2022, total cash paid for the acquisition, net of cash acquired, was $477 million. Direct acquisition costs of $2 million were capitalized.

22.     Post-employment benefits for associates
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
The major pension and other post-employment benefit plans are based in Switzerland, the United States, Germany, and the United Kingdom. As of December 31, 2022, these plans represent 88% of Alcon's total DBO and are independently sponsored by Alcon. Details of the plans in those significant countries are provided below.
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
Alcon's Swiss pension obligation is set-up under an Alcon-sponsored arrangement affiliated with Copré La Collective de Prévoyance ("Copré") – a Swiss collective foundation. As a collective foundation, Copré is governed by its own board of trustees which is responsible for the foundation regulations and asset investment strategy for multiple entities participating in the collective foundation. Alcon maintains its own pension committee, consisting of representatives nominated by Alcon and the active insured associates. During the fourth quarter of 2021, Copré announced the rates to be used to convert participant balances to pension annuities for 2024 to 2026. This announcement resulted in a plan amendment with a benefit of $15 million recognized in Other income and a corresponding decrease in the DBO. During the third quarter of 2020, the selection of Copré resulted in a plan amendment with past service costs of $12 million recognized in Other expense and a corresponding increase in the DBO.
The United States pension plans represent the second largest component of Alcon's total pension DBO and the third largest component of Alcon's total plan assets. The principal plan (Qualified Plan) is funded, whereas the plans providing additional benefits for executives (Defined Benefit Restoration Plan and Grandfathered Supplemental Executive Plan) are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

unfunded. Benefits in the Qualified Plan and Restoration Plan are frozen for all participants. Employer contributions are required for the Qualified Plan whenever the statutory funding ratio falls below a certain level. Furthermore, the United States other post-employment benefit plans (US OPEB plans) represent 99% of the total DBO for other post-employment benefit plans. These benefits in the US primarily consist of post-employment healthcare which has been closed to new members since 2015. Effective January 1, 2021, the Alcon sponsored group health plan for current and future eligible retired participants age 65 and over was changed to a private Medicare marketplace while providing an annual notional contribution to a Health Reimbursement Account for each covered member and spouse. The impact of the plan amendment in the fourth quarter of 2020 was a benefit of $164 million recognized in Other income and a corresponding decrease in the DBO in Provisions and other non-current liabilities. There is no statutory funding requirement for the US OPEB plans.
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
The pension plan in the United Kingdom represents the fourth largest component of Alcon's total pension DBO and the second largest component of Alcon's total plan assets. The plan is closed with only former Alcon associates entitled to current or future benefits. The Alcon United Kingdom Pension Scheme is governed and administered by a board of trustees in accordance with its Trust Deed. United Kingdom legislation requires that pension schemes are funded prudently (i.e., to a level in excess of the "best estimate" expected cost of providing benefits). Funding is assessed on a triennial basis using (prudent) assumptions agreed by the board of trustees and Alcon. The board of trustees is responsible for jointly agreeing with Alcon the level of contributions needed to eliminate any shortfall over a reasonable period of time, typically not exceeding 10 years. Under the governing documentation, if a surplus remains once liabilities have been settled it would be refunded to Alcon.
Alcon has two pension plans with a surplus that is not recognized on the basis that future economic benefits are not available to the entity in the form of a reduction in future contributions or a cash refund.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following tables summarize the funded and unfunded DBO for pension and other post-employment benefit plans of Alcon associates at December 31, 2022 and 2021:

	Pension plans		Other post-employment benefit plans
($ millions)	2022	2021	2022	2021
Benefit obligation at January 1	791	817	300	332
Current service cost	20	24	8	10
Interest cost	12	9	8	7
Past service costs and settlements	(3)	(38)	—	—
Administrative expenses	2	1	—	—
Remeasurement (gains) arising from changes in financial assumptions	(185)	(22)	(62)	(12)
Remeasurement (gains)/losses arising from changes in demographic assumptions	(15)	—	—	1
Remeasurement losses/(gains) arising from experience-related changes	3	67	(19)	(25)
Currency translation effects	(31)	(35)	—	—
Benefit payments	(36)	(37)	(18)	(17)
Contributions of associates	5	5	4	4
Benefit obligation at December 31	563	791	221	300
Fair value of plan assets at January 1	541	519	—	—
Interest income	8	6	—	—
Return on plan assets excluding interest income	(93)	49	—	—
Currency translation effects	(27)	(18)	—	—
Employer contributions	19	23	14	13
Contributions of associates	5	5	4	4
Settlements	—	(20)	—	—
Benefit payments	(36)	(37)	(18)	(17)
Effect of acquisitions, divestments or transfers	—	14	—	—
Fair value of plan assets at December 31	417	541	—	—
Funded status	(146)	(250)	(221)	(300)
Limitation on recognition of fund surplus at January 1	(20)	(17)
Change in limitation on recognition of fund surplus (including exchange rate differences)	(1)	(3)
Limitation on recognition of fund surplus at December 31	(21)	(20)
Net liability in the balance sheet at December 31	(167)	(270)	(221)	(300)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The reconciliation of the net liability from January 1 to December 31 is as follows:

	Pension plans		Other post-employment benefit plans
($ millions)	2022	2021	2022	2021
Net liability at January 1	(270)	(315)	(300)	(332)
Current service cost	(20)	(24)	(8)	(10)
Net interest expense	(4)	(3)	(8)	(7)
Administrative expenses	(2)	(1)	—	—
Past service costs and settlements	3	18	—	—
Remeasurements	104	4	81	36
Currency translation effects	4	17	—	—
Employer contributions	19	23	14	13
Effect of acquisitions, divestments or transfers	—	14	—	—
Change in limitation on recognition of fund surplus	(1)	(3)	—	—
Net liability at December 31	(167)	(270)	(221)	(300)

Amounts recognized in the balance sheet
Prepaid benefit cost	8	25	—	—
Accrued benefit liability	(175)	(295)	(221)	(300)

The following tables provide detail of the DBO for pension plans by geography and type of member and of plan assets based on the geographical locations in which they are held:

	2022
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(207)	(32)	(38)	—	(79)	(356)
Deferred pensioners	(6)	(28)	(18)	(33)	(9)	(94)
Pensioners	(23)	(35)	(21)	(25)	(9)	(113)
Benefit obligation at December 31	(236)	(95)	(77)	(58)	(97)	(563)
Thereof: unfunded plans	35	24	—	—	19	78
Thereof: unfunded portion of funded plans	26	7	60	—	4	97
Prepaid benefit costs and assets subject to limitation on recognition of fund surplus	—	—	—	(6)	(23)	(29)
Fair value of plan assets at December 31	175	64	17	64	97	417
Funded status	(61)	(31)	(60)	6	—	(146)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	2021
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(295)	(43)	(64)	—	(99)	(501)
Deferred pensioners	(11)	(41)	(28)	(57)	(14)	(151)
Pensioners	(23)	(42)	(23)	(40)	(11)	(139)
Benefit obligation at December 31	(329)	(126)	(115)	(97)	(124)	(791)
Thereof: unfunded plans	47	29	—	—	23	99
Thereof: unfunded portion of funded plans	87	6	94	—	9	196
Prepaid benefit costs and assets subject to limitation on recognition of fund surplus	—	—	—	(24)	(21)	(45)
Fair value of plan assets at December 31	195	91	21	121	113	541
Funded status	(134)	(35)	(94)	24	(11)	(250)

The following table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of Alcon associates:

	Pension plans		Other post-employment benefit plans
	2022	2021	2022	2021
Discount rate	3.6%	1.4%	5.3%	2.7%
Expected rate of pension increase	1.1%	1.1%
Expected rate of salary increase	2.5%	2.2%
Interest on savings account	2.9%	1.3%
Current average life expectancy for a 65-year-old male (in years)	20	20	21	21
Current average life expectancy for a 65-year-old female (in years)	22	22	23	23
The following table shows additional details related to the weighted average discount rates for the principal plan for each significant country:

	Pension plans		Other post-employment benefit plans
	2022	2021	2022	2021
Switzerland	2.2%	0.2%
United States	5.3%	2.8%	5.3%	2.7%
Germany	3.7%	1.2%
United Kingdom	4.8%	1.9%
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
The assumption for the expected rate for pension increases significantly affects the DBO of most plans in Switzerland, Germany and the United Kingdom. While the average rate remained flat in the current year at 1.1%, such pension increases generally decrease the funded status, although there is no strong correlation between the value of the plan assets and pension/inflation increases.
Assumptions regarding life expectancy significantly impact the DBO. While the life expectancy assumption remained flat in the current year, generally an increase in longevity increases the DBO. There is no offsetting impact from the plan assets, as no longevity bonds or swaps are held by the pension funds. Generational mortality tables are used where this data is available.
The following table shows the sensitivity of the defined benefit pension and other post-employment benefit obligations to the principal actuarial assumptions as of December 31, 2022:

($ millions)	(Decrease)/increase in 2022 year-end liability
25 basis point increase in discount rate	(22)
25 basis point decrease in discount rate	23
1 year increase in life expectancy	14
25 basis point increase in rate of pension increase	6
25 basis point decrease in rate of pension increase (1)	(3)
25 basis point increase of interest on savings account	2
25 basis point decrease of interest on savings account	(3)
25 basis point increase in rate of salary increase	3
25 basis point decrease in rate of salary increase	(3)
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
The healthcare cost trend rate assumptions used for other post-employment benefits are as follows:

	2022	2021	2020
Healthcare cost trend rate assumed for next year	6.3%	6.2%	6.2%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2030	2029	2028

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2022, and 2021:

	Pension plans
(as a percentage)	Long-term target minimum	Long-term target maximum	2022	2021
Equity securities	15	40	37	35
Debt securities	20	60	34	40
Real estate	5	20	14	11
Alternative investments	0	20	12	11
Cash and other investments	0	15	3	3
Total			100	100
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
The weighted average duration of the DBO is 11.6 years and 15.5 years as of December 31, 2022 and December 31, 2021, respectively.
Alcon's ordinary contribution to the various pension plans is based on the rules of each plan and its respective country. Additional contributions are made whenever required by local statute or law (i.e., usually when statutory funding levels fall below predetermined thresholds).
The following table summarizes expected future cash flows for pension and other post-employment benefit plans as of December 31, 2022:

($ millions)	Pension plans	Other post-employment benefit plans
Employer contributions
2023 (estimated)	11	—
Expected future benefit payments
2023	36	16
2024	43	18
2025	40	19
2026	34	20
2027	32	20
2028-2032	193	97
Defined contribution plans
In many countries, associates are covered by defined contribution plans. Contributions charged to the 2022 Consolidated Income Statement for the defined contribution plans were $144 million (2021: $133 million; 2020: $136 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

23.     Equity-based compensation
For the year ended December 31, 2022, Alcon recorded equity-based compensation expense of $152 million (2021: $151 million, 2020: $113 million).
Liabilities from cash-settled equity-based compensation plans were $12 million as of December 31, 2022 ($14 million as of December 31, 2021).
At December 31, 2022, Alcon has various equity-based incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Company's Board of Directors. Certain associates in select countries may also participate in share ownership savings plans.
Summary of unvested share movements
The below table summarizes unvested share movements for all Alcon equity-based incentive plans through December 31, 2022 and 2021:

	2022			2021
	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions
Unvested shares at January 1	5,627	60.96	343	5,417	54.90	297
Granted
Restricted awards	1,453	76.61	111	1,456	72.05	105
Performance awards	518	74.48	39	429	72.71	31
Vested	(2,447)	55.48	(136)	(1,258)	50.94	(64)
Forfeited	(358)	71.74	(26)	(417)	62.50	(26)
Unvested shares at December 31	4,793	69.16	331	5,627	60.96	343
The remaining weighted-average vesting period of unvested equity-based awards as of December 31, 2022 was 1.2 years.
Equity-based incentive plans
The below table summarizes the number of shares authorized under the plans as of December 31, 2022:

(thousands)	Authorized shares
Long-term Incentive Plan	20,000
Deferred Bonus Stock Plan(1)	1,500
Swiss Employee Share Ownership Plan	475
Other share savings plans	275
Total	22,250
(1)    Beginning in 2020, the annual incentives for the Alcon CEO and certain senior-level associates no longer include deferrals of compensation in the form of equity-based awards subject to the provisions of this plan. No grants were issued under this plan in 2022 and 2021.
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
LTIP - Performance Stock Units
The Alcon CEO and certain senior-level associates participate in Alcon's long-term performance program. PSUs granted under the LTIP each convert to one unrestricted Alcon Inc. share at vesting, subject to the achievement of performance measures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

PSUs awarded to plan participants are granted at target incentive ranges from 35% to 430% of base compensation and vest over a three-year period. The payout between 0% and 200% of target is dependent upon four equally weighted performance metrics which are determined at the onset of the performance period by the Company's Board of Directors. The metrics include compound annual growth rate of Net sales, compound annual growth rate of core EPS, market share of peers, and innovation. The Company's Board of Directors and the Compensation Committee assess the performance against the defined measures, including input from the Innovation Committee for the innovation metric, and approve the final payout. PSUs granted under the performance plan do not carry voting rights, but do carry dividend equivalents that are paid in cash or Alcon Inc. shares at vesting, provided participants remain associates of Alcon.
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

24.     Related parties transactions
Executive officers
The following table summarizes compensation information for key management personnel:

($ millions)	2022	2021	2020
Cash and other compensation	18.7	19.3	12.8
Post-employment benefits	0.9	0.9	1.1
Equity-based compensation	22.4	20.9	9.2
Total	42.0	41.1	23.1

25.     Commitments and contingencies
Commitments
Research & development
Alcon has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Alcon that may be capitalized. As of December 31, 2022, the commitments to make payments under those agreements, and their estimated timing, were as follows:

($ millions)	2022
2023	6
2024	18
2025	24
2026	3
2027	41
Thereafter	83
Total	175
Other
Alcon entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations. For disclosure of Property, plant and equipment purchase commitments, see Note 8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Contingencies
The Alcon companies have to observe the laws, government orders and regulations of the country in which they operate.
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property including under the Hatch-Waxman Act, and anti-bribery matters such as those under the FCPA, as amended. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow.
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
While provisions have been made for probable losses, which management deems to be reasonable or appropriate, there are uncertainties connected with these estimates. Note 18 contains additional information on these matters.
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
Alcon has no significant environmental liabilities as at December 31, 2022 and 2021 and has incurred no significant remediation costs for the years ended December 31, 2022, 2021 and 2020.

26.     Subsequent events
On February 14, 2023, three local bilateral facilities in Japan with commitments totaling $170 million (JPY22.5 billion) maturing in February 2023 were refinanced by three facilities with two year maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Refer to Note 18 to these Consolidated Financial Statements for information on any updates to significant legal proceedings subsequent to December 31, 2022.
On February 27, 2023, the Company's Board of Directors (the "Board") approved the proposal to submit the 2022 financial statements of Alcon Inc. and these Consolidated Financial Statements for approval at the Annual General Meeting on May 5, 2023. Additionally on February 27, 2023, the Board proposed a dividend of CHF 0.21 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $113 million using the CHF/USD exchange rate as of February 21, 2023.
The Board has evaluated subsequent events as they relate to Alcon for potential recognition or disclosures from January 1, 2023 to the date of the approval of these Consolidated Financial Statements and has determined there are no additional subsequent events to be reported in these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

27.     Alcon subsidiaries
The following table lists the subsidiaries of Alcon Inc. with Total assets or Net sales to third parties in excess of $5 million included in the Consolidated Financial Statements at and for the year ended December 31, 2022, respectively. The equity interest percentage shown in the table represents Alcon's share in voting rights in those entities. Unless otherwise stated, each entity has share capital consisting of equity held directly by the Company or another of its consolidated subsidiaries.

Country of organization/Entity name	Place of business	Equity interest
Argentina
Alcon Laboratorios Argentina S.A.	Buenos Aires	100%
Australia
Alcon Laboratories (Australia) Pty Ltd	Macquarie Park	100%
Austria
Alcon Ophthalmika GmbH	Wien	100%
Belgium
Alcon Laboratories Belgium BVBA	Puurs	100%
Alcon N.V.	Vilvoorde	100%
Brazil
Alcon Brasil Cuidados com a Saúde Ltda.	São Paulo	100%
Canada
Alcon Canada Inc.	Mississauga, Ontario	100%
Chile
Alcon Laboratorios Chile Ltd.	Santiago de Chile	100%
China
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing	100%
Alcon Hong Kong Limited	Hong Kong	100%
Colombia
Laboratorios Alcon de Colombia S.A.	Santafé de Bogotá	100%
Czech Republic
Alcon Pharmaceuticals (Czech Republic) s.r.o.	Prague	100%
Denmark
Alcon Nordic A/S	Copenhagen	100%
Ecuador
AlconLab Ecuador S.A.	Quito	100%
France
Laboratoires Alcon S.A.S.	Rueil-Malmaison	100%
Germany
Alcon Deutschland GmbH	Freiburg im Breisgau	100%
CIBA Vision GmbH	Grosswallstadt	100%
WaveLight GmbH	Erlangen	100%
Greece
Alcon Laboratories Hellas- Single Member Commercial and Industrial S.A.C.I.	Maroussi, Athens	100%
Hungary
Alcon Hungary Pharmaceuticals Trading Limited Liability Company	Budapest	100%
India
Alcon Laboratories (India) Private Limited	Bangalore	100%
Indonesia
PT. CIBA Vision Batam	Batam	100%
Ireland
Alcon Laboratories Ireland Limited	Cork City	100%
Aerie Pharmaceuticals Ireland Limited	Athlone	100%
Israel
Optonol Ltd.	Neve-Ilan	100%
Italy
Alcon Italia S.p.A.	Milano	100%
Japan
Alcon Japan Ltd.	Tokyo	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
Malaysia
Alcon Laboratories (Malaysia) Sdn. Bhd.	Petaling Jaya	100%
CIBA Vision Johor Sdn. Bhd.	Johor	100%
Mexico
Alcon Laboratorios, S.A. de C.V.	Ciudad de Mexico	100%
Netherlands
Alcon Finance B.V.	Amsterdam	100%
Alcon Nederland B.V.	Gorinchem	100%
New Zealand
Alcon Laboratories (New Zealand) Ltd.	Remuera	100%
Panama
Alcon Centroamerica S.A.	Panama City	100%
Peru
Alcon Pharmaceutical del Peru S.A.	Lima	100%
Philippines
Alcon Laboratories (Philippines), Inc.	Pasig City	100%
Poland
Alcon Polska Sp. z o.o.	Warszawa	100%
Portugal
Alcon Portugal-Produtos e Equipamentos Oftalmológicos Lda.	Porto Salvo	100%
Puerto Rico
Alcon (Puerto Rico), Inc.	Cataño, PR	100%
Romania
Alcon Romania S.R.L.	Bucharest	100%
Russian Federation
Alcon Farmacevtika LLC	Moscow	100%
Singapore
Alcon Pte Ltd	Singapore	100%
Alcon Singapore Manufacturing Pte Ltd	Singapore	100%
CIBA Vision Asian Manufacturing and Logistics Pte Ltd.	Singapore	100%
South Africa
Alcon Laboratories (South Africa) (Pty) Ltd.	Midrand	100%
South Korea
Alcon Korea Ltd.	Seoul	100%
Spain
Alcon Healthcare S.A.	Barcelona	100%
Switzerland
Alcon Grieshaber AG	Schaffhausen	100%
Alcon Management SA	Vernier	100%
Alcon Pharmaceuticals Ltd.	Fribourg	100%
Alcon Services AG	Fribourg	100%
Alcon Switzerland SA	Zug	100%
Thailand
Alcon Laboratories (Thailand) Limited	Bangkok	100%
Turkey
Alcon Laboratuvarlari Ticaret A.S.	Istanbul	100%
Ukraine
Alcon Ukraine LLC	Kiev	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
United Kingdom
Alcon Eye Care UK Limited	Frimley/Camberley	100%
United States of America
Aerie Distribution, Inc.	Fort Worth, TX	100%
Aerie Pharmaceuticals, Inc.	Fort Worth, TX	100%
Alcon Finance Corporation	Fort Worth, TX	100%
Alcon Laboratories, Inc.	Fort Worth, TX	100%
Alcon RefractiveHorizons, LLC	Fort Worth, TX	100%
Alcon Research, LLC	Fort Worth, TX	100%
Alcon Vision, LLC	Fort Worth, TX	100%
CIBA Vision, LLC	Fort Worth, TX	100%
WaveLight, Inc.	Fort Worth, TX	100%
Ivantis, Inc.	Fort Worth, TX	100%
MDBackline, Inc.	Fort Worth, TX	100%
PowerVision, Inc.	Fort Worth, TX	100%
Tear Film Innovations, Inc.	Fort Worth, TX	100%
TrueVision Systems, Inc.	Fort Worth, TX	100%
Uruguay
Alcon Laboratorios Uruguay S.A.	Montevideo	100%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Alcon Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Alcon Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Goodwill and Alcon Brand Name Impairment Assessments
As described in Notes 2 and 9 to the consolidated financial statements, as of December 31, 2022 the Company had $9.0 billion of goodwill, as well as a $3.0 billion indefinite life intangible asset related to the Alcon brand name. An impairment assessment on goodwill and indefinite life intangible assets, which is performed over the groupings of cash generating units containing goodwill or the Alcon brand name, is performed at least annually. A cash generating unit to which goodwill has been allocated is considered impaired when its carrying amount, including the goodwill, exceeds its recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. An intangible asset other than goodwill is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessment. In most cases, no direct or indirect observable market prices for identical or similar assets are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is based on net present value techniques utilizing post-tax cash flows and discount rates. The estimates of the fair value less costs of disposal involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, terminal growth rate, discount rate, and additionally for the Alcon brand name, royalty rate.
The principal considerations for our determination that performing procedures relating to the goodwill and Alcon brand name impairment assessments is a critical audit matter are the significant judgment by management when estimating the fair value less costs of disposal, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating, for (i) goodwill, management’s significant assumptions related to long-term sales forecasts and discount rate, and (ii) the Alcon brand name, management’s significant assumptions related to long-term sales forecasts, discount rate and royalty rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and the Alcon brand name impairment assessments, including controls over the estimation of the fair value less costs of disposal. These procedures also included, among others, testing management’s process for developing the fair value less costs of disposal estimates; evaluating the appropriateness of the estimates; testing the completeness and accuracy of underlying data used; and evaluating the significant assumptions used by management related to long-term sales forecasts, discount rates and royalty rate. Evaluating management’s assumptions related to long-term sales forecasts involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management's valuation method and the discount rate and royalty rate significant assumptions.
In-Process Research and Development Intangible Asset Impairment Assessments
As described in Notes 2 and 9 to the consolidated financial statements, as of December 31, 2022 the Company had $739 million of in-process research and development (IPR&D) intangible assets. IPR&D is evaluated for potential impairment on an annual basis or when facts and circumstances warrant. IPR&D is considered impaired when its carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessments. Under this approach, fair value less costs of disposal is estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates of fair value less cost of disposal involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, discount rate and the timing and probability of success.
The principal considerations for our determination that performing procedures relating to the IPR&D intangible asset impairment assessment is a critical audit matter are the significant judgment by management when estimating the fair value less costs of disposal, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to long-term sales forecasts, discount rates and probabilities of success. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s IPR&D intangible asset impairment assessments, including controls over the estimation of the fair value less costs of disposal. These procedures also included, among others, testing management’s process for developing the fair value less costs of disposal estimates; evaluating the appropriateness of the estimates; testing the completeness and accuracy of underlying data used; and evaluating the significant assumptions used by management related to long-term sales forecasts, discount rates and probabilities of success. Evaluating management’s assumptions related to long-term sales forecasts and probabilities of success involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business, and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Evaluating management’s assumption related to long-term sales forecasts also involved considering consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of management's valuation method and the discount rates significant assumption.
Valuation of Intangible Assets Acquired in the Aerie Pharmaceuticals, Inc. Business Combination
As described in Notes 2, 3 and 21 to the consolidated financial statements, the Company completed the acquisition of Aerie Pharmaceuticals, Inc. (“Aerie”) for consideration of $744 million and assumed debt of $316 million in November 2022, which resulted in $850 million of definite lived intangible assets and a $175 million IPR&D intangible asset being recorded. Management primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in estimating the fair value of identifiable intangible assets acquired when allocating the purchase consideration paid for the acquisition. The estimates of the fair value of identifiable intangible assets involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, discount rate, and additionally for the IPR&D intangible asset, the timing and probability of success.
The principal considerations for our determination that performing procedures relating to the valuation of intangible assets acquired in the Aerie Pharmaceuticals, Inc. business combination is a critical audit matter are the significant judgment by management when developing the fair value estimate of the intangible assets acquired, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating for (i) definite lived intangible assets, management’s significant assumptions related to long-term sales forecasts and discount rate, and (ii) the IPR&D intangible asset, management’s significant assumptions related to long-term sales forecasts, discount rate and probability of success. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the intangible assets. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management’s process for estimating the fair value of the intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of certain of the data used in the models and provided by management, and evaluating the reasonableness of significant assumptions used by management related to long-term sales forecasts, discount rate and probability of success. Evaluating management’s assumptions related to long-term sales forecasts and probability of success involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the acquired business, and (ii) whether the assumption was consistent with evidence obtained in other areas of the audit. Evaluating management’s assumptions related to long-term sales forecasts also involved considering the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of management's valuation method and the discount rate significant assumption.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas
February 27, 2023

We have served as the Company’s auditor since 2019.