Form 20-F
period 2024-12-31
ALCON INC
filed 2025-02-25
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring the shell company report __________
Commission file number: 001-31269
Alcon Inc.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English)
Switzerland
(Jurisdiction of incorporation or organization)
Rue Louis-d'Affry 6, 1701 Fribourg, Switzerland
(Address of principal executive office)

Royce Bedward, Chemin de Blandonnet 8, 1214 Vernier, Geneva, Switzerland; Tel: +1 817 293 0450 ; Fax +1 817 551 9807
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value CHF 0.04 per share	ALC	SIX Swiss Exchange
New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 494,616,324
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" and in Rule 12b-2 of the Exchange Act.

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
Unless the context requires otherwise, the words "we", "our", "us", "Alcon", "Company" and similar words or phrases in this Annual Report refer to Alcon Inc. and its consolidated subsidiaries. In this Annual Report, references to the "eye care market" are to the Surgical and Vision Care markets in which we participate, including the sale of ophthalmic surgical devices, contact lenses and ocular health products, but not including the sale of spectacles and prescription ophthalmic pharmaceutical products other than glaucoma pharmaceutical products; references to "United States dollars", "US dollars", "USD" or "$" are to the lawful currency of the United States of America, and references to "CHF" are to Swiss francs, the lawful currency of Switzerland; references to "International" are to the entire world except the United States of America, unless the context otherwise requires; references to "associates" are to our employees; references to the "SEC" are to the US Securities and Exchange Commission; references to the "FDA" are to the US Food and Drug Administration; references to "EMA" are to the European Medicines Agency, an agency of the EU; references to the "NYSE" are to the New York Stock Exchange; references to the "SIX" are to the SIX Swiss Exchange; references to "IOL" mean intraocular lenses; references to "ATIOL" mean advanced technology intraocular lenses; and references to "Alcon shares" or "our shares" are to Alcon ordinary shares, nominal value CHF 0.04 per share, with ticker symbol "ALC."
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
•our ability to effectively manage the risks associated with the ethical use of disruptive technologies, including artificial intelligence;
•compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence;
•the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply;
•our ability to manage social impact and sustainability matters;
•our reliance on outsourcing key business functions;
•global and regional economic, financial, monetary, legal, tax, political and social change;
•the increasingly challenging economic, political and legal environment in China;
•terrorism, war and other resulting events such as economic sanctions and trade restrictions;
•our ability to manage the risks associated with operating as a third party contract manufacturer;
•our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers;
•our success in completing and integrating strategic acquisitions, including equity investments in early-stage companies;
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
Failure to effectively manage the risks associated with the ethical use of disruptive technologies, including artificial intelligence, could adversely affect our business and reputation.
Recent technological advances in disruptive technologies such as artificial intelligence both present opportunities and pose risks to us. The healthcare industry has benefited through the automation of medical tasks, diagnostics and medical treatment, personalized treatment, predictive analytics and virtual healthcare assistance. In eye care, for example, we may benefit from leveraging artificial intelligence in areas such as automated refraction for prescriptions, retinal imaging analysis, contact lens fitting, cataract detection, surgery and glaucoma diagnosis and management. If we fail to keep pace with rapidly evolving technological developments in artificial intelligence, our competitive position and business results may suffer.
The introduction of these technologies, particularly generative artificial intelligence, into internal processes (whether through our own internally developed software or third party platforms) and/or new and existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. In addition, our personnel could, unbeknownst to us, improperly utilize artificial intelligence and machine learning-technology while carrying out their responsibilities. The use of artificial intelligence in the development of our products and services could also cause loss of intellectual property, as well as subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. The use of artificial intelligence can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to risks related to inaccuracies or errors in the output of such technologies. We also face risks of competitive disadvantage if our competitors more effectively use artificial intelligence to drive internal efficiencies or create new or enhanced products or services that we are unable to compete against.
Further, artificial intelligence-based software is increasingly being used in the healthcare industry. As with many developing and potentially disruptive technologies, artificial intelligence-based software presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. For example, algorithms may be flawed; data sets may be insufficient, of poor quality or contain biased information; and inappropriate or controversial data practices by data scientists, engineers and end-users could impair results. If the analyses that artificial intelligence applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Also, as artificial intelligence continues to become more advanced, cyberattackers could use artificial intelligence to develop malicious code, sophisticated phishing attempts and convincing deep fakes. A deep fake is a manipulation of content or the voices or images of actual people, including our senior management, to maliciously publish false messages that appear to be authentic. Such messages may harm our reputation or be used to commit fraud against us, which may in turn have an adverse impact on our revenue and profits. Furthermore, use of artificial intelligence-based software may lead to the release of confidential information which may impact our ability to realize the benefit of our intellectual property.
Finally, complying with regulations from different jurisdictions related to artificial intelligence could increase our cost of doing business, may change the way that we operate in certain jurisdictions, or may impede our ability to use artificial intelligence in our internal operations or offer certain products and services in certain jurisdictions if we are unable to comply with regulations. Compliance with existing and proposed government regulation of artificial intelligence, including in jurisdictions such as the EU, may also increase the cost of related research and development, and create additional reporting and/or transparency requirements. The EU Artificial Intelligence Act could impose onerous obligations that may disadvantage us and require us to change our business practices. Furthermore, changes in artificial intelligence-related regulation could impact us and require us to change our business practices, which may negatively impact our financial results.
Data privacy, identity protection and information security compliance may require significant resources, and our failure to comply with applicable law could lead to significant liability.
Our routine business operations, including through the use of information technologies such as the internet, social media, artificial intelligence, mobile technologies and technology-based medical devices like our surgical equipment, increasingly involves collecting, storing, accessing and processing personal data and other information about patients, vendors, customers, associates, collaborators and others that are subject to privacy and security laws, regulations and customer-imposed controls. Failure to protect that information could expose such people's personal information to unauthorized persons. As we transform into a more digital organization through the launch of products and services such as MARLO, SMARTCataract and other new technology and data driven projects, our risk increases. Any such event could give rise to significant potential liability and reputational harm, including potentially substantial monetary penalties.
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
In past years, we have incurred shortages of critical components. For example, beginning in 2022 and continuing through mid-2023, our contact lens care business was impacted by a shortage of components used to manufacture the bottles. In 2021, there was a global shortage of semiconductor chips, which are an essential component to the manufacture of our equipment. These types of shortages have resulted, and may continue to result, in delays in the manufacture of our products, increased costs to source alternative supplies, harm to our reputation and loss of business to competitors and otherwise materially and adversely affect our business and operations.
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
In addition to the importance of our financial performance, investors, investor advocacy groups, lenders, and other market participants are increasingly judging companies by their performance on a variety of social impact and sustainability ("SIS") matters, which are considered to contribute to the long-term sustainability of companies’ performance. To help judge a company’s SIS performance, a variety of organizations rate a company’s SIS performance based on a variety of SIS topics, and the results of these assessments are widely publicized. In addition, some investors now use SIS criteria to determine whether Alcon qualifies for inclusion in their investment portfolio while investment in funds that specialize in companies that perform well in SIS assessments are increasingly popular. Topics taken into account in such assessments include, among others, our efforts and impacts on climate change and human rights, ethics and compliance with law, the role of our board of directors in supervising various sustainability issues and the public’s ability to access our products and solutions.
We are frequently asked by investors to set ambitious SIS goals and provide new and more robust disclosure on goals, progress toward goals and other matters of interest. In addition, a number of our customers, particularly EU and UK governments, have adopted, or may adopt, procurement policies that impose sustainability standards. Our ability to sell to these customers, including the ability to win public tenders, may depend, in part, on whether we can meet, and provide evidence of meeting, those sustainability standards. In response, we have adapted the tracking and reporting of our corporate responsibility program to various evolving SIS frameworks, and we have established and announced goals and other objectives related to SIS matters. These goal statements reflect our current plans and aspirations and, due to various factors many of which are beyond our control, we may be unable to achieve them. Our efforts to accomplish and accurately report on these goals and objectives present numerous operational, reputational, financial, legal and other risks, any of which could have a material negative impact, including on our reputation and share price.
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
While there has been a strong interest from investors, investor advocacy groups, lenders, and other market participants for us to advance our performance in SIS matters, there has also been a strong backlash against certain corporate SIS initiatives with opposition coming from government officials, consumers and others. Reconciling the two movements to satisfy everyone may not be possible. If our SIS practices do not meet evolving expectations and standards, then our reputation, our ability to attract or retain associates, our ability to compete, and our attractiveness as an investment could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation.
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
Ultimately, if the third parties fail to meet their obligations to us, we may lose our investment in the collaborations and fail to receive the expected benefits of these arrangements. Contractual remedies may be inadequate to compensate us for the damage to our business or lost profits. In addition, many of the companies to which we outsource key business functions may have more limited resources compared to us, and, in particular, may not have internal compliance resources comparable to those within our organization. Should any of these third parties fail to carry out their contractual duties or regulatory obligations or fail to comply with the law, including laws relating to anti-bribery laws and export and trade controls, or should they act inappropriately in the course of their performance of services for us, there is a risk that we could be held responsible for their acts, that our reputation may suffer and that penalties may be imposed upon us. Any such failures by third parties could have a material adverse effect on our business, financial condition, results of operations or reputation.
Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business.
We sell our products in more than 140 countries. As a result, local and regional economic and financial environments and political and social conditions throughout the world influence and affect our results of operations and business.
Unpredictable political and social conditions currently exist in various parts of the world, particularly in emerging markets, including a backlash against free trade, anti-immigrant sentiment, social unrest, a refugee crisis, food and water shortages, terrorism and the risk of direct conflicts between nations. Significant conflicts continue in parts of the Middle East, including conflicts involving Israel, Lebanon, Syria, Saudi Arabia and Iran, and with respect to places such as North Korea, Ukraine and Taiwan. Collectively, such difficult conditions could, among other things, disrupt the international flow of goods and increase the costs and difficulties of international transactions.
In addition, the current trade environment is extremely volatile, including the imposition of trade tariffs, trade or economic sanctions or other restrictions. Changes in trade policy vis-à-vis countries that we operate in could affect our ability to sell products and/or increase the cost of doing business in such countries. For example, we expect that the ongoing trade dispute between the US and China, which has been exacerbated over tensions involving Taiwan, could potentially have an adverse effect on the export of our surgical equipment to China. Further, the US has recently announced significant tariffs on various countries, including large trade partners of the US. Retaliatory tariffs from key markets, such as the European Union or China, could disrupt our supply chain. In other cases, economic nationalism programs that require governments to purchase products made in their own country, such as the policies China has recently enacted, can make it difficult for us to compete.
Moreover, local economic conditions may adversely affect the ability of payors, as well as our distributors, customers, suppliers and service providers, to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with us. Although we make efforts to monitor these third parties' financial condition and their liquidity, our ability to do so is limited, and some of them may become unable to pay their bills in a timely manner or may even become insolvent, which could negatively impact our business and results of operations.

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
Our investments in early-stage companies with unproven technologies may result in significant losses, market volatility, and liquidity constraints.
We invest in equity securities or convertible notes in, or enter into option agreements to acquire, early-stage companies that develop and commercialize emerging technologies, many of which are unproven and may not achieve market acceptance. These investments carry significant risks, including the potential for complete loss of our investment. Early-stage companies often face numerous challenges, including limited operating histories, unproven business models, uncertain revenue streams, high capital requirements and regulatory hurdles. Additionally, the technologies these companies develop may fail in the development process or proof-of-concept stage. Even if successfully developed, these technologies may fail to gain commercial traction, become obsolete due to rapid technological advancements or be subject to unforeseen legal or regulatory constraints.
Our ability to realize returns on these investments depends on various factors outside our control, such as market conditions, competitive pressures and the ability of these companies to secure additional financing. Many early-stage businesses experience high failure rates, and if the companies in which we invest are unsuccessful, we may be required to write down or write off these investments, adversely affecting our financial condition and results of operations. Even if these investments generate returns, they may take years to materialize, leading to uncertainty regarding our ability to monetize our holdings in a timely manner.
If an early-stage company in which we have invested successfully completes an initial public offering (IPO), our ability to realize gains from our investment may still be subject to significant risks. Newly public companies often experience extreme stock price volatility due to factors such as limited trading volume, market speculation and changing investor sentiment. As a result, the market value of our holdings in these companies may fluctuate significantly. In some cases, we may be subject to lock-up agreements or other trading restrictions that prevent us from selling shares for a specified period after the IPO, exposing us to the risk of a decline in stock price before we can liquidate our position.
Furthermore, even after any restrictions lapse, we may be unable to exit our investment at desirable prices due to market conditions, liquidity constraints or other factors affecting the trading dynamics of the newly public company. If the stock price of an invested company declines significantly after going public, we could suffer substantial losses.
Our investments in early-stage companies with unproven technologies may not be successful, and these investments may negatively impact our financial condition, operating results, and shareholder value.
While China remains an important and attractive market, our operations are subject to increasingly challenging economic, political and legal environment.
Approximately 6% of our net sales in 2024 were made to customers in China and we expect that percentage to grow, particularly with respect to our surgical franchise. Economic conditions in China have been, and may continue to be, volatile and uncertain. In addition, the legal and regulatory system in China continues to evolve and is subject to change. There also continues to be significant uncertainty about the relationship between the U.S. and China, including with respect to geopolitics, trade policies, treaties, government regulations and tariffs. The current political climate, particularly with the Trump Administration’s stated intentions of strong protectionist trade policies against China, has intensified concerns about trade tensions between the U.S. and China in connection with potential new tariffs on the other country’s products. Accordingly, to the extent that our transactions with customers in China are handled by our US subsidiaries, our operations could be adversely affected by changes to market conditions, changes to the regulatory environment, increased trade barriers, tariffs, or restrictions or interpretation of Chinese law.
Further, pricing pressure in China has increased as the Chinese government has been taking steps to reduce costs. While pricing pressure has always existed in China, health care reform has increased this pressure in part due to the government’s Volume Based Procurement or VBP program. In 2019, the government implemented the VBP program for medical devices through a tendering process, which was largely limited to the monofocal IOL segment; however, in 2023 China expanded the VBP program. The VBP program not only drives prices lower, but also may subject the revenue streams to abrupt changes (both positive and negative) as China continuously selects which products to purchase for public hospitals.
Finally, the Chinese government has a strong preference for purchasing locally manufactured goods as part of its broader strategy to support domestic industries, enhance technological self-sufficiency and reduce reliance on foreign imports. This approach is embedded in policies like the "Made in China 2025" initiative, which prioritizes domestic production in key sectors, including healthcare. Additionally, local procurement rules and incentives often favor Chinese manufacturers, particularly in public tenders and VBP programs, making it challenging for foreign companies to compete unless they partner with local firms or establish a domestic manufacturing presence.
Terrorism, war, and other events may harm our business, operating results and financial condition.
The continued threat of terrorism and the resulting heightened security and military action in response or any other current or future acts of terrorism, war (such as the ongoing conflicts between Russia and Ukraine and in the Middle East), and other events (such as economic sanctions, trade restrictions and reactions of the governments, markets and the general public, including the sanctions and restrictions related to the on-going conflict between Russia and Ukraine) may cause further disruptions to global economies and create further uncertainties or could otherwise negatively impact our business, operating results, and financial condition. Likewise, events such as loss of infrastructure and utilities services such as energy, transportation, or telecommunications could have similar negative impacts. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results and financial condition could be materially harmed.
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
Finally, a significant portion of our vision care products are sold to major healthcare distributors and major retail chains in certain markets. Consequently, our sales and quarterly growth comparisons, as well as our estimates for required inventory levels, may be affected by fluctuations in the buying patterns of such customers. These fluctuations may result from seasonality, pricing, a recall of a competitor’s product, large retailers' and distributors' buying decisions or other factors. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence, leaving us with inventory that we cannot sell profitably or at all. By contrast, if we underestimate demand and produce insufficient quantities of a product, we could be forced to choose between producing additional unexpected quantities of that product at a higher price or foregoing sales.
To the extent we operate as a third party contract manufacturer, we may face risks that are similar, but not identical, to what we may experience when we are manufacturing products for ourselves.
We are currently, and plan to continue being, a third party contract manufacturer to a limited number of customers. While we are not seeking additional contract manufacturing revenue, we are a party to certain historical contracts. In addition, to the extent that we divest or out-license certain products, we have agreed, and may continue to agree, to continue manufacturing those products on behalf of the purchaser of the rights to those products. Acting as a third party contract manufacturer carries similar, but not identical, risks to what we may experience when we are manufacturing products for ourselves. Some of these risks include:
▪Shortages or price increases of components specified by our contract manufacturing customers may delay shipping to our contractors and lead to contractual penalties;
▪We may bear the risk of component price increases that occur between periodic re-pricings of products during the term of a contract manufacturing customer contract;
▪Our contract manufacturing customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and achieve maximum efficiency of our manufacturing capacity;
▪Our contract manufacturing customers may require rapid increases in production, which can stress our resources and reduce operating margins;
▪Because many of our costs and operating expenses are relatively fixed, a reduction in contract manufacturing customer demand can harm our gross profits and operating results; and
▪We may encounter significant delays or defaults in payments owed to us by our contract manufacturing customers.
We may not successfully complete and integrate strategic acquisitions to expand or complement our business.
As part of our growth strategy, we regularly evaluate and pursue external investments, alliances, license arrangements, acquisitions and other transactions, which we collectively refer to as "BD&L" transactions, to expand or complement our business. For example, in 2024, we closed the acquisition of BELKIN Vision, Ltd., and in 2022, we closed the acquisitions of Ivantis, Inc. and Aerie Pharmaceuticals, Inc. These and other ventures may bring new technologies, products or customers to enhance our position in the ophthalmic industry. We may be unable to identify suitable acquisition candidates at attractive prices or at all. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates and governmental regulation (including market concentration limitations and other competition laws).
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
Our industry is highly competitive and, in both our surgical and vision care businesses, we face intense competition. For example, in our surgical business, we face a mixture of competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of specialized products. Development by other companies of new or improved products, processes or technologies, including digital solutions, may make our products or proposed products less competitive or obsolete. In contact lenses, we face intense competition from existing competitors' products and expect increased competition from contact lens manufacturers in Asia. New market entrants and existing competitors are also challenging distribution models with innovation in non-traditional, disruptive models such as direct-to-consumer, internet and other e-commerce sales opportunities, which could adversely impact the importance of the traditional eye care professional ("ECP") channel in which we have a significant presence and may lead to greater pricing pressure. In ocular health, particularly in pharmaceuticals where we have just recently re-entered, we face competitors with more established R&D capabilities, greater experience in preclinical testing and human clinical trials and wider product portfolios. Our vision care business also competes with manufacturers of eyeglasses and providers of other forms of vision correction including ophthalmic surgery. New drug discoveries have the potential to disrupt core elements of our surgical and vision care businesses.
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
We have extensive international operations and sell our product in more than 140 countries, including in countries that are perceived to have heightened levels of public sector corruption. Operating in such jurisdictions subjects us to increased scrutiny and heightens the risk of violating worldwide anti-bribery laws, including those that prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business, such as the Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), and laws that prohibit commercial bribery. Scrutiny over such improper payments can suddenly increase. For example, in 2023, China launched a comprehensive anti-corruption campaign focused on the healthcare industry, including hospitals and healthcare companies. Our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our associates or agents.
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
Governmental programs that typically reimburse at predetermined fixed rates may also decrease or otherwise limit amounts available through reimbursement. For example, in the EU, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which products are reimbursed under state-run healthcare schemes. Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states. Countries implementing a volume-based procurement process, such as the one initiated in China, can lead to decreased prices. The US recently passed the Inflation Reduction Act, which makes significant changes to how drugs are covered and paid for under the Medicare program, including the creation of financial penalties for drugs whose prices rise faster than the rate of inflation, a redesign of the Medicare Part D program to require manufacturers to bear more of the liability for certain drug benefits and the introduction of government price-setting for certain Medicare Part D drugs starting in 2026. Other governmental funding restrictions, legislative proposals and interpretations of policy may negatively impact amounts available through reimbursement, including by restricting payment increases to hospitals and other providers through reimbursement systems, or by restricting whether reimbursement is available for our products at all.
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
In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development ("OECD") has proposed certain changes to the international tax standards that have resulted and will continue to result in local tax law changes under its Base Erosion and Profit Shifting Action Plans to address issues of transparency, coherence and substance. Most recently, the OECD released its plans, including model rules and guidelines, for proposing further amendments to the international tax standards, including the standard referred to as Pillar One, which contains a new attribution of the right to tax corporate profits where customers are located and the standard referred to as Pillar Two ("Pillar Two"), which consists of a mechanism ensuring that all corporate profits would be subject to a 15% minimum taxation level in each country in which they operate. Currently, countries are drafting or have enacted legislation to implement Pillar Two rules with some effective dates as early as January 1, 2024.
In 2024, Alcon has been subject to domestic regulations inspired by OECD's Pillar Two in several jurisdictions. While no impact of such regulations has been recorded in the current tax expense, new interpretation or guidance could have an impact on our financials and increase our tax expense in the future. We are continuing to follow such Pillar 2 legislative developments to evaluate the full future impact it could have on our consolidated results of operations, financial position or cash flows. In January 2025, the OECD released new guidance, which we are assessing. Overall, we do expect Pillar Two to lead to a recurring increase in our tax expense and effective tax rate although we do not expect that impact to be material. In January 2025, the new US administration expressed its disagreement with numerous aspects of the Pillar Two mechanism and regulations, which raises the risk of retaliatory tax or tariff measures being taken by different jurisdictions, which could impact our operations and financials. Moreover, recommendations by the OECD or other supranational organizations such as the EU could require companies to disclose more information to tax authorities on operations around the world, which could lead to greater audit scrutiny.
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
Financial markets, including inflation, interest rates and volatile exchange rates, are unpredictable, which could lead to unexpected impacts to our earnings, the return on our financial investments and the value of some of our assets.
Financial markets may adversely affect our earnings, the return on our financial investments and the value of some of our assets. For example, inflation rates in the US and EU were at multi-decade highs in 2022 and remained elevated in 2023, which have caused the cost to manufacture our products to increase. Specifically, since 2022, we have experienced inflationary pressure on the costs of labor, electronic components, resins and freight. Our business results depend, in part, on our continued ability to manage these inflationary pressures through pricing actions and productivity initiatives, while maintaining and improving margins and market share. Increasing prices to help alleviate inflation may cause some of our customers, particularly in the elective surgical and contact lens businesses where patients typically do not receive reimbursement from their medical insurance providers or government programs, to decrease their purchases or opt for a lower cost alternative. Failure to manage inflationary pressures could adversely impact our results of operations or cash flows.
Similarly, fluctuations in interest rates could have a material impact on our financial condition and results of operations. An increase in interest rates could raise our borrowing costs, increasing interest expense on future debt issuances or debt that we may refinance. Conversely, a decline in interest rates could reduce the interest income we earn on our cash and short-term investments. Additionally, changes in interest rates could affect market conditions, the availability of capital, and investor demand for equity and debt securities, which may influence our ability to access financing on favorable terms.
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
Most of our products are regulated as medical devices or pharmaceuticals and face difficult development and approval processes in most jurisdictions we operate in, particularly in the US and EU; however other products may be regulated as other categories such as lasers, dietary supplements and medical foods. We discuss these regulations more thoroughly in "Item 4. Information on the Company-4.B. Business Overview-Government Regulation-Product Approval and Monitoring".
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
First, it has been, and will continue to be, costly and onerous to comply with changes and new requirements relating to the regulatory approval process or postmarket requirements applicable to our products in various jurisdictions. As discussed in "Item 4. Information on the Company-4.B. Business Overview-Government Regulation-Product Approval and Monitoring" the EU has made recent changes to its regulatory regime (the "EU MDR"), which imposes stricter requirements for the marketing and sale of medical devices. As of May 2021, all new medical devices marketed in the EU require certification according to these new requirements. Devices certified pursuant to the Medical Device Directives before May 2020 with valid CE certificates have been given a timeline to meet the new requirements and can be placed on the market until May 2027 or 2028 (depending on the product classification), provided that the manufacturer of the legacy product has submitted an application for a conformity assessment by May 2024. In addition, several countries that did not have regulatory requirements for medical devices have established such requirements in recent years, and other countries have expanded, or plan to expand, their existing regulations. While certain countries may harmonize their regulations in the future, requirements continue to differ significantly among countries. Further, the FDA continues to pursue various efforts to modernize its regulation of devices, including the 510(k) pathway, which could broaden evidentiary requirements to establish substantial equivalence and, in turn, increase the cost and time needed to develop certain medical devices. We expect this global regulatory environment to continue to evolve, which could impact the cost of, the time needed to approve and, ultimately, our ability to maintain existing approvals or obtain future approvals for, our products. Due to the number of medical devices we market, it is possible not all products will be certified by the current EU MDR deadline, and some products may be rationalized if considered too costly to certify.
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
We carry a significant amount of goodwill and other intangible assets on our Consolidated Balance Sheet, primarily due to the value of the Alcon brand name, but also intangible assets associated with our technologies, acquired research and development, currently marketed products and marketing know-how. As a result, we may incur significant noncash impairment charges if the fair value of the intangible assets and the groupings of cash generating units containing goodwill would be less than their carrying value on our Consolidated Balance Sheet at any point in time. For example, we incurred $9 million and $62 million in impairment charges in 2024 and 2022, respectively.
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
We sponsor pension and other post-employment benefit plans in various forms. While most of our plans are now defined contribution plans, certain of our associates remain under defined benefit plans. For these defined benefit plans, we are required to make significant assumptions and estimates about future events in calculating the present value of expected future plan expenses and liabilities. These include assumptions used to determine the discount rates we apply to estimated future liabilities and rates of future compensation increases. Assumptions and estimates we use may differ materially from the actual results we experience in the future due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants, among other variables. For example, at December 31, 2024, a decrease in the interest rate we apply in determining the present value of expected future total defined benefit plan obligations (consisting of pension and other post-employment benefit obligations) of one-quarter of one percent would have increased our year-end defined benefit obligation by $25 million. Any differences between our assumptions and estimates and our actual experience could require us to make additional contributions to our pension funds. Further, additional employer contributions might be required if plan funding falls below the levels required by local rules.
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
We have outstanding debt of $4.6 billion as of December 31, 2024, and we may incur additional indebtedness in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions.
Our indebtedness may:
•make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;
•require us to dedicate a portion of our cash flows to payments on our debt, reducing our ability to use our cash flows to fund capital expenditures, BD&L or other strategic transactions, working capital and other general operational requirements or to pay dividends to our shareholders;
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
•fund strategic relationships; and
•respond to competitive pressures.
If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing shareholders may be diluted, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing shareholders. Further, the use of financing to invest in research and development, business acquisitions and capital expenditures may not generate the expected returns or cash flows. Significant judgment is required to determine which investments will result in optimal returns, and we could make investments that are ultimately less profitable than those investments we do not select.
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
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, shareholders must approve the payment of dividends. Swiss law also requires that our shareholders themselves resolve to, or authorize our Board to, increase, or decrease, our share capital. As permitted under Swiss law, our shareholders authorized our Board in 2023 (i) to increase or decrease our issued share capital from time to time without additional shareholder approval by 10% (capital increase) or by 5% (capital decrease) of the issued share capital at the time of the authorization in May 2023 (capital range) and (ii) to increase our issued share capital from time to time without additional shareholder approval by 10% of the issued share capital at the time of the authorization in May 2023 in connection with financial instruments (conditional share capital). The authorization under the capital range expires in May 2028 and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital or capital reduction. Subject to specific exceptions, including exceptions explicitly described in Alcon’s articles of incorporation, Swiss law grants to existing shareholders (i) subscription rights to subscribe for new issuances of shares and (ii) advance subscription rights to subscribe for new shares to be issued in connection with convertible bonds or similar instruments with conversion or option rights. A resolution adopted at a shareholders' meeting by a qualified majority of two-thirds of the votes represented, and the absolute majority of the nominal value of the shares represented, may restrict or exclude, or allow the Board to restrict or exclude, such subscription or advance subscription rights in certain limited circumstances. In addition to provide more flexibility in the structuring of the share capital, Swiss law also permits notably the payment of interim dividends and the denomination of the share capital in foreign currency, both subject to shareholders' approval; however, any change regarding the currency of our share capital would require an amendment to Alcon’s articles of incorporation. Swiss law does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.
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
In 1977, Alcon was acquired by a Swiss subsidiary of Nestlé S.A. and, consequently, Alcon began operating as a wholly owned subsidiary of Nestlé until 2002. On March 20, 2002, Nestlé completed an initial public offering of approximately 25% of Alcon's outstanding common shares upon which Alcon was publicly listed and traded on the NYSE under the symbol “ACL”. In a series of transactions from 2008 through 2011, Novartis AG acquired 100% of Alcon's outstanding common shares creating the Alcon division within Novartis.
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
Acquisitions
In the past three years, we have entered into certain acquisition transactions, including (i) the acquisition of 100% of the outstanding shares and equity of BELKIN Vision Ltd. on July 1, 2024 ("BELKIN"); (ii) the acquisition of 100% of the outstanding shares and equity of Aerie Pharmaceuticals, Inc. (“Aerie”) on November 21, 2022; and (iii) the acquisition of 100% of the outstanding shares and equity of Ivantis, Inc. ("Ivantis") on January 7, 2022. For further details on certain of our significant transactions in 2024, 2023 and 2022, see Notes 3 and 21 to the Consolidated Financial Statements.

Debt Issuances
2022 Euro Bond Issuance
On May 31, 2022, Alcon Finance B.V., an indirect, wholly owned subsidiary of the Company ("AFBV"), issued Euro denominated senior notes due in 2028 (the "Series 2028 Notes"), which are guaranteed by the Company. The Series 2028 Notes are unsecured senior obligations of AFBV issued and closed in a public offering. The total principal amount of the Series 2028 Notes is 500 million euros. The Series 2028 Notes were issued at 99.476% with 2.375% interest payable annually in May, beginning in May 2023. For more information on the Series 2028 Notes, see Note 16 to our Consolidated Financial Statements.
2022 Bridge Loan Facility
On September 14, 2022, the Company and Alcon Finance Company, an indirect wholly owned subsidiary of the Company ("AFC") entered into a facility agreement with J.P. Morgan Securities PLC as arranger, J.P. Morgan Chase Bank, N.A., London Branch as original lender, bookrunner and underwriter, and J.P. Morgan SE as agent (the "2022 Bridge Loan Facility Agreement"). The 2022 Bridge Loan Facility Agreement provided for a $900 million unsecured term loan facility (the "2022 Bridge Loan Facility") for the purposes of financing or refinancing (i) the consideration payable for the Aerie acquisition, (ii) any existing indebtedness of Aerie and its subsidiaries and (iii) related fees and expenses in connection with the foregoing. On November 21, 2022, in connection with the consummation of the Aerie acquisition, $775 million of the financing commitments of the lenders under the 2022 Bridge Loan Facility were drawn, the proceeds of which were used for the Aerie acquisition. The 2022 Bridge Loan Facility was repaid in full with the proceeds of the 2022 Notes described below and is no longer available to us for borrowings. For more information on the 2022 Bridge Loan Facility, see Note 16 to our Consolidated Financial Statements.
2022 US Bond Issuance
On December 6, 2022, AFC issued senior notes (“2022 Notes”) in the principal amounts of $700 million and $600 million with maturity dates in 2032 and 2052, respectively, which are guaranteed by the Company. The 2022 Notes are unsecured senior obligations of AFC issued in a private placement. The total principal amount of the 2022 Notes is $1.3 billion, and the proceeds were used, in part, to repay the 2022 Bridge Loan Facility. The 2022 Notes consist of the following:
•Series 2032 Notes - $0.7 billion due in 2032 issued at 99.458%, 5.375% interest is payable twice per year in June and December, beginning in June 2023.
•Series 2052 Notes - $0.6 billion due in 2052 issued at 99.674%, 5.750% interest is payable twice per year in June and December, beginning June 2023.
For more information on the 2022 Notes, see Note 16 to our Consolidated Financial Statements.
Transformation Program
On November 19, 2019, we announced a multi-year transformation program to better align our organizational structure with the scope of Alcon's business operations globally. We created four shared business centers designed to create efficiencies for reinvestment into key growth drivers. The transformation program was originally projected to deliver annual run-rate savings of approximately $200 to $225 million, to be reinvested into key growth drivers, with an original projected cost of the program of $300 million by 2023. On November 15, 2022, we announced additional transformation initiatives to deliver incremental efficiencies. As a result, we projected incremental run-rate savings of approximately $100 million, with incremental program costs of approximately $125 million. As expected, this program was completed by year-end 2023 and in line with estimates.
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

4.B. BUSINESS OVERVIEW
Overview
Alcon is the global leader in eye care with $9.8 billion in net sales during the year ended December 31, 2024. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Based on sales for the year ended December 31, 2024, we are the number one company by global market share in the ophthalmic surgical market and in the vision care market. We employ over 25,000 associates operating in 56 countries and serve consumers and patients in over 140 countries. We believe our market leading position and global footprint allow us to benefit from economies of scale, maximize the potential of our commercialized products and pipeline and will permit us to effectively grow the market and expand into new product categories.
Our Surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our broad surgical portfolio includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end needs of the ophthalmic surgeon. Our Vision Care business comprises daily disposable, reusable and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. Alongside our world-class products, Alcon provides best-in-class service, training, education and technical support for our customers.
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
Our Markets
Overview
We currently operate in the global ophthalmic surgical and vision care markets, which are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving, and we estimate that the size of the eye care market in which we operate is approximately $35 billion and is projected to grow mid-single digits on average per year from 2024 to 2029.
Although it is estimated that 90% of all visual impairments are currently preventable, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. For example, based on market research, it is estimated that there are currently 65 million people with moderate to severe vision impairment due to cataracts, 1.8 billion who suffer from presbyopia, 153 million with uncorrected refractive errors, 146 million with diabetic retinopathy, 131 million living with glaucoma and approximately 1.6 billion who suffer from symptoms of dry eye, among other unaddressed ocular health conditions. In addition, there are 1 billion people living with some form of unaddressed visual impairment. Below is a brief description of these ocular disorders.

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
The Surgical Market
The surgical market in which we operate is estimated to be approximately $13 billion and is projected to grow approximately 6% on average per year from 2024 to 2029. The surgical market includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training. Surgical implantables are medical devices designed to remain in the eye, such as monofocal, ATIOLs and stents placed in the eye during cataract surgery. Consumables include hand-held instruments, surgical solutions, equipment cassettes, patient interfaces and other disposable items typically used during a single ophthalmic surgical procedure. Finally, surgical equipment includes multi-use surgical consoles, lasers and diagnostic instruments used across procedures to enable surgeons to visualize and conduct ophthalmic surgeries. Market growth is expected to be driven mainly by:
▪An aging population causing increased global demand in cataract and vitreoretinal procedures;
▪A growing role of generative artificial intelligence and digital transformation that will drive connectivity between clinic and operating room equipment, fuel artificial intelligence-driven solutions to drive patient outcomes and accelerate advancements in imaging technology;

▪Continued adoption of premium patient-pay technologies, namely ATIOLs, where international penetration continues to expand to catch up to the US levels of approximately 19%; and
▪Increasing use of advanced technologies, including enhanced diagnostic tools, new surgical options for glaucoma and wider adoption of phacoemulsification in cataract surgeries, which is now used in over 70% of cases in emerging markets versus over 95% in the US.
Additionally, the global burden of diabetic retinopathy is expected to remain high through 2045, at which point 161 million people are projected to suffer the condition.
The Vision Care Market
The vision care market in which we operate is estimated to be approximately $22 billion and is projected to grow approximately 4% on average per year from 2024 to 2029. The vision care market is comprised of products designed for use by eye care professionals and consumers. Products are largely categorized across two product lines: contact lenses and ocular health. Market growth is expected to be driven mainly by:
•Fast growing daily disposable silicone-hydrogel ("SiHy") contact lens and premium reusable lens segment fueled by better material, improved health and comfort and enhanced vision acuity;
•Advancements in specialty lenses combined with increasing demand for toric and multifocal lenses, which command an approximately 20-40% pricing premium over spherical lenses, allowing patients to continue wearing contact lenses as they become older and helping to expand the market;
•A significant population of approximately 1.6 billion people worldwide who suffer from symptoms of dry eye, but do not have clinical signs of dry eye, over 750 million people who have both symptoms and clinical signs of dry eye, and over 650 million people who are at risk of developing dry eye in that they have clinical signs, but are not yet suffering from dry eye symptoms;
•A rising number of elderly people worldwide such that primary open-angle glaucoma (POAG) now affects an estimated 83 million people and ocular hypertension, often a predecessor to POAG, is estimated to affect another 47 million people;
•Growing access and consumption of vision care products in emerging markets such as Asia, which had an estimated single-digit contact lens penetration as compared to double digits in the developed world; and
•Increasing consumer access through the expansion of distribution models, including internet sales and other direct-to-consumer channels.
Our Business
Overview
With $9.8 billion in net sales during the year ended December 31, 2024, we are the global leader in eye care. Our broad range of products represents one of the most complete portfolios in the ophthalmic industry and comprises high-quality and technologically advanced products across all major product categories in the surgical and vision care markets. Our Surgical and Vision Care products are used in treating multiple ocular health conditions and offer leading eye care solutions for patients throughout their lives.

Our leadership position across most of our product categories provides us the scale and expertise to enhance our ability to extend our product offering through the launch of new and innovative products and to expand our geographic reach into ophthalmic markets worldwide. Our Surgical business had approximately $5.5 billion in net sales of implantables, consumables and equipment, as well as services and other surgical products, and our Vision Care business had approximately $4.3 billion in net sales of our contact lens and ocular health products, during the year ended December 31, 2024.

Implantables
18%
Ocular Health
17%
Alcon
2024 Sales
$9.8B
Consumables
29%
Contact Lenses
27%
Equipment/other
9%

US $4.5B
46%
Alcon
2024 Sales
$9.8B
International $5.3B
54%

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
We believe we have made one of the largest commitments to research and development of any surgical and vision care company, with over 1,900 associates worldwide researching and developing treatments for vision conditions and eye diseases, and have sought innovation from both internal and external sources. In 2024, we invested $876 million in research and development. In addition to our in-house research and development capabilities, we also consider external innovation opportunities and routinely screen for companies developing emerging technologies that we believe could enhance our existing product offerings or develop into innovative new products. We intend to continue to pursue acquisition, licensing and collaboration opportunities as part of our goal of remaining a market leader in innovation.
Our Surgical Business
We hold the number one position in the global surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical business has the most complete line of ophthalmic surgical devices in the industry, creating a "one-stop shop" for our customers that we consider to be a key differentiator for our business. For the year ended December 31, 2024, our Surgical business had $5.5 billion in net sales.
Our Vision Care Business
Our Vision Care business consists of an extensive portfolio of contact lens and ocular health products, aimed at helping consumers see better. Our product lines include daily disposable, reusable and color-enhancing contact lenses. We also offer a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. With $4.3 billion in vision care net sales for the year ended December 31, 2024, we aim to continue to innovate across our vision care portfolio to help our patients around the world see brilliantly.
Our Strengths
We have a strong foundation based on robust industry expertise, leading brands and excellence in customer service, backed by more than 75 years of history as a trusted brand. Our strengths include:
•Global leader in highly attractive markets with the most complete brand portfolio. With $9.8 billion in net sales in the year ended December 31, 2024, we are the leader in an attractive eye care market, which is supported by favorable population megatrends and is expected to grow mid-single digits per year from 2024 to 2029. Our Surgical business is the market leader in sales of ophthalmic equipment used in the operating room and is supported by the largest installed base of equipment worldwide, which we use to cross-promote our surgical consumables and IOLs. In our Vision Care business, our extensive portfolio of contact lens and ocular health products includes well-recognized brands such as TOTAL, PRECISION, Systane, Pataday and Opti-Free. We believe our global leadership position and extensive brand portfolio allow us to benefit and build on the robust fundamentals driving growth in our markets.
•Innovation-focused with market leading development capabilities and investment. We believe we have made one of the largest commitments to research and development in the eye care market, with proven research and development capabilities in the areas of optical design, material and surface chemistry, automation and equipment platforms. Currently, we employ over 1,900 individuals dedicated to our research and development efforts, including physicians, doctors of optometry and PhDs. In addition, we actively seek opportunities to collaborate with third parties on advanced technologies to support our eye care business.
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
Our Strategy
Our going-forward strategy builds on five key pillars in order to generate sustainable and profitable growth:
•Maximize the potential of our near-term portfolio by growing key products. In Surgical, we plan to maintain our leading position in the IOL market, with the Clareon platform now fully rolled out across most geographies globally, including PanOptix, Vivity, and each of their toric modalities. In addition, we expect improved diagnostics and new optical designs will address historical barriers to ATIOL adoption to further grow this patient-pay market. We will also continue to invest in developing the next generation of our presbyopia-correcting products (e.g., PanOptix, Vivity), launch our next generation equipment ecosystem for the operating room (e.g., UNITY VCS), execute on the development of state-of-the-art office diagnostic equipment (e.g., UNITY Dx) leading to integration and intra-operability between the clinic and the OR, and expand our reach in surgical glaucoma with the Hydrus microstent and the integration of the newest addition to our glaucoma portfolio, Voyager DSLT (BELKIN acquisition). In Vision Care, we intend to maintain and grow our leading position in most of our product categories through increased eye care professional and consumer education, supported by continuous production innovation. We intend to expand our position in the daily disposable category behind our DAILIES TOTAL1 and PRECISION1 family of products and trade patients up to a premium offering in the reusable segment with the TOTAL30 family of products and PRECISION7, our 1-week replacement lens with cutting edge technology on comfort and visual performance. We also continue to pursue cutting edge presbyopia solutions through new design lenses to existing multi-focal lenses to significantly improve visual performance and comfort for presbyopic patients and improve fitting and reduce chair time for the optometrist. The presbyopia segment could become an estimated $5 billion market in the future if we are able to reduce dropout rate of presbyopic patients and increase penetration among non-contact lens users. We also aim to expand the dry eye product market by leveraging our well-recognized Systane family of eye drops and increasing investment in dry eye education and awareness, as well as address the allergy relief market with the Pataday family of products, where we see a significant unmet need and an opportunity for robust market growth.
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
•Capture opportunities to expand markets and pursue adjacencies. We believe there is a significant opportunity for growth in markets around the world due to under-penetration of both premium surgical devices, such as ATIOLs, and of our Vision Care portfolio. We intend to facilitate this growth by continued investment in promotion and customer education across all of our markets. In emerging markets in particular, we believe that the growing number of eye care professionals and dedicated eye hospitals, increased levels of affluence, improving technology access and better patient awareness will increase the adoption of our products. By acquiring BELKIN in 2024, we continued to expand our Surgical glaucoma portfolio to include the Voyager DSLT, an advanced laser device for treating glaucoma. We are also expanding into the ophthalmic pharmaceutical space through acquisitions such as the exclusive US commercialization rights for Simbrinza, Eysuvis and Inveltys and the acquisition of Aerie Pharmaceuticals, Inc. The Aerie transaction added on-market products Rocklatan and Rhopressa as well as a pipeline of products, including AR-15512 (a Phase 3 product candidate for dry eye disease, planned to be launched in 2025 if approved by the FDA), and R&D capabilities to expand our ophthalmic pharmaceutical presence. In addition, we believe we have significant opportunities to expand into adjacent product categories in which Alcon has not significantly participated in the past, through a combination of internal development efforts and potential mergers and acquisitions activity. These opportunities include pharmaceuticals, office-based diagnostics, surgical visualization and consumer driven ocular health products, where we expect our eye care expertise and global commercial footprint will allow us to attract and retain new customers.
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
Most commonly, glaucoma is managed using medication (e.g., drops). For cases requiring additional intervention, laser-based procedures such as Direct Selective Laser Trabeculoplasty (DSLT) and Selective Laser Trabeculoplasty (SLT) alongside conventional surgical techniques, such as filtration surgery and tube shunts, are used to lower IOP. DSLT is a novel, non-invasive laser treatment specifically targeting the trabecular meshwork to increase aqueous outflow with minimal discomfort and downtime, making it an attractive option for early intervention. Filtration surgeries, such as trabeculectomy, involve the creation of a new channel to drain aqueous humor from inside the eye, while tube shunts establish a route for fluid to exit through an implanted device. Additionally, minimally invasive glaucoma surgeries (MIGS), which generally aim to work to increase aqueous outflow, have seen rapid adoption among both glaucoma and cataract specialists.
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
Surgical
We hold the number one position in the global ophthalmic surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical portfolio includes equipment, instrumentation and diagnostics, IOLs and other implantables and a broad line of consumables, including viscoelastics, surgical solutions, incisional instruments, surgical custom packs and other products. For the year ended December 31, 2024, net sales for our implantables, consumables and equipment and other surgical products were $1.8 billion, $2.9 billion and $0.9 billion, respectively.
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
The ARGOS biometer offers an integrated image-guided solution for every step of the surgical process from post-operative measurement to surgical planning and intra-operative guidance for optimal IOL positioning. The ARGOS biometer provides efficient measurement, simplified workflow, precise measurement via swept-source OCT (SS-OCT), and integration with the rest of our cataract refractive suite.
Our first application, SMARTCataract, to our digital health platform, SMART Solutions, enables remote cataract surgical planning and automated transfer of data from diagnostic devices to OR equipment, reducing time spent manually entering patient data into individual devices.
Our NGENUITY 3D visualization system provides surgeons improved visualization by combining a high-dynamic 3D camera, advanced high-speed image optimization, polarizing surgeon glasses and an ultra-high definition 4K OLED 3D display that offers improved depth perception. Within visualization, we also sell the LuxOR surgical ophthalmic microscope with its proprietary ILLUMIN-i technology, which provides an expanded illumination field with a 6x-larger, highly stable red reflex zone.
Finally, in 2025, we plan to launch Unity CS, the latest advancement in our cataract surgical platform. Unity CS integrates 4D Phaco technology, which delivers phacoemulsification that is two times faster with 40% less energy, enabling more efficient and safer lens removal during cataract surgery. The system also features streamlined workflows for faster setup, teardown, and intraoperative adjustments, helping surgeons improve operating room throughput and enhance procedural efficiency. Unity CS demonstrates our commitment to advancing cataract surgery with innovative solutions that meet the evolving needs of cataract surgeons.

Our innovative solutions for glaucoma surgery address critical unmet needs in the treatment of this progressive and potentially blinding disease. The Hydrus Microstent, initially launched in the US by Ivantis in 2018 and acquired by Alcon in 2022, is a minimally invasive glaucoma surgery (MIGS) device designed to lower intraocular pressure by enhancing the eye's natural outflow pathway via implantation into the Schlemm's canal. It is approved and marketed in several major markets, including the US, for the treatment of primary open-angle glaucoma (POAG).
In addition, the EX-PRESS Glaucoma Filtration Device offers a surgical solution for refractory glaucoma, functioning similarly to a trabeculectomy by shunting aqueous from the anterior chamber to a subconjunctival reservoir. Unlike traditional trabeculectomy, EX-PRESS does not require removal of scleral or iris tissue, providing a less invasive option for complex cases. This device is approved and marketed in the US, Europe, Canada, Australia, China and other markets.
Complementing these devices is the Voyager laser system, developed from our acquisition of BELKIN Vision's proprietary Eagle Direct Selective Laser Trabeculoplasty (DSLT) technology. This system represents a significant improvement in non-invasive glaucoma treatment, allowing for fast, incision-free, single-application procedures that broaden access to effective glaucoma management and reduce the burden on healthcare systems.
Together, our Surgical Glaucoma portfolio underscores Alcon's commitment to advancing glaucoma care by integrating cutting-edge technology, surgeon-focused solutions, and patient-centric approaches.
An IOL is a tiny, artificial lens for the eye, which replaces the eye's natural lens that is removed during cataract surgery. Our IOL portfolio reflects a strong legacy of innovation, offering a comprehensive range of solutions tailored to diverse patient needs. Our optics portfolio includes:
▪Monofocal IOLs: Deliver sharp vision at a single distance, addressing basic visual correction needs;
▪Toric IOLs: Correct preexisting astigmatism, enhancing visual outcomes for patients with this common condition; and
▪Presbyopia-Correcting IOLs (PC-IOLs): Include advanced trifocal lenses like Clareon PanOptix, which provide seamless near, intermediate, and distance vision, and Clareon Vivity, our extended depth of focus (EDOF) IOL that balances a broader range of vision with a visual disturbance profile comparable to a monofocal lens.
Our IOLs are predominantly made of Clareon, an advanced hydrophobic acrylic material offering exceptional clarity, reduced edge glare and enhanced stability.
We also offer delivery systems to simplify the surgical process while ensuring precision:
▪AutonoMe: The first automated, disposable, pre-loaded IOL delivery system, designed for seamless and precise implantation of Clareon IOLs; and
▪UltraSert: Combines the control of manual systems with the safety and efficiency of a pre-loaded injector, offering enhanced ease of use.
Advanced Technology IOLs (ATIOLs), such as trifocal and EDOF lenses, provide significant patient benefits beyond standard monofocal IOLs, including improved vision at multiple distances or a broader range of focus. However, ATIOL adoption varies globally due to reimbursement and pricing models, with the US offering partial coverage through Medicare and commercial insurers. Outside the US, payment models are shaped by local healthcare policies.
Overall, our IOL portfolio is designed to deliver superior clinical outcomes, enhance patient satisfaction, and simplify surgical workflows, ensuring that surgeons can address a wide array of patient needs with confidence.

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
In 2025, we plan to launch Unity VCS, the latest advancement and next generation of our vitreoretinal surgical platform. Unity VCS incorporates Hypervit 30K technology, which achieves one and a half times faster vitreous cutting rates, reducing surgical time while maintaining precision and control. Like Unity CS, this platform is designed to streamline workflows, enhancing efficiency across the surgical process. Unity VCS reflects our dedication to innovation in vitreoretinal surgery, designed to provide improved outcomes and greater procedural efficiency.
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
Our refractive portfolio also includes Contoura Vision, powered by the WaveLight Topolyzer VARIO diagnostic device, and the recently launched WaveLight Plus, our most advanced LASIK treatment designed to provide surgeons with the ability to perform more personalized laser procedures for patients with near-sightedness or near-sightedness with astigmatism.
Vision Care
Our Vision Care portfolio comprises daily disposable, reusable and color-enhancing contact lenses, as well as a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. For the year ended December 31, 2024, net sales of our contact lens and ocular health products were $2.6 billion and $1.7 billion, respectively.
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
Alcon is the number two company in the branded contact lens market based on market share in 2024. We are the number one manufacturer of daily disposable SiHy lenses in the US in 2024. This position is driven largely by our core brands TOTAL, PRECISION, DAILIES AquaComfort PLUS and Air Optix.
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
PRECISION1, our mainstream daily disposable SiHy lens with aqueous extraction and surface treatment, is priced in between the super-premium DAILIES TOTAL1 and the more value-conscious DAILIES AquaComfort PLUS. PRECISION1 is designed for long lasting performance and delivers precise vision, dependable comfort and ease of handling. Following a successful introduction of PRECISION1 spherical lenses, we introduced PRECISION1 for Astigmatism, a toric lens designed for astigmatic patients. In the US and EU, PRECISION1 for Astigmatism features the PRECISION BALANCE 8|4 lens design for a stable lens-wearing experience. Studies show that 47% of patients have astigmatism that needs correction, but less than 15% wear toric contact lenses. As a result, we believe the launch of PRECISION1 for Astigmatism provides a significant opportunity to attract new contact lens wearers and maximize retention. We are working to launch our first 1-week replacement lens, PRECISION7, with cutting edge ActivFlo re-wetting system for clear vision and outstanding comfort. Wearers will benefit from an easier replacement schedule and having a fresh lens more often.

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
Alcon currently holds a market leading position in artificial tears. We continue to focus on core product performance while increasing promotion behind a best-in-class innovation portfolio under the brand leadership of Systane artificial tears. The Systane portfolio is a comprehensive offering of ocular health solutions, most of which are indicated for the temporary relief of burning and irritation due to dryness of the eye. The Systane portfolio includes products for daily and nighttime relief, as well as products for discomfort associated with contact lens wear. In 2021, we continued significant international expansion for Systane Ultra multi-dose preservative-free ("MDPF") and Systane Hydration MDPF. In 2022, we launched a preservative-free formulation of Systane Complete. By adding the option of MDPF presentations to our portfolio, we address a key need by many eye care practitioners for effective dry eye relief without preservatives. In 2025, we plan to extend our Systane line with a new formulation that combines the strength of Systane Complete nano-lipids with hyaluronic acid called Systane Pro to provide relief from more severe dry eye symptoms. Systane Pro will be the first Systane lubricating drop with HA and lipids for all types of dry eye relief.
Previously available only by prescription, in 2020, we began to offer the Pataday family of allergy relief eye drops over-the-counter in the US. Pataday Twice Daily Relief, Pataday Once Daily Relief and Pataday Once Daily Extra Strength eye drops each contains olopatadine, the number one doctor-prescribed active ingredient for eye allergy relief.
In 2021, we began our expansion into the ophthalmic pharmaceutical space by acquiring the exclusive US commercialization rights to Simbrinza, a fixed combination of a carbonic anhydrase inhibitor and an alpha-2 adrenergic receptor agonist indicated for the reduction of elevated intraocular pressure ("IOP") in patients with open-angle glaucoma or ocular hypertension. We then acquired Eysuvis, a corticosteroid indicated for the short‑term (up to two weeks) treatment of the signs and symptoms of dry eye disease, and Inveltys, a corticosteroid indicated for the treatment of post-operative inflammation and pain following ocular surgery, from Kala Pharmaceuticals, Inc. in July 2022. In November 2022, to complement our previous acquisitions, we acquired Aerie Pharmaceuticals, Inc. The Aerie transaction adds on-market products Rhopressa, a once-daily eye drop that contains netarsudil, a Rho kinase (ROCK) inhibitor specifically designed to target a diseased trabecular meshwork believed to be the main cause of elevated IOP in open-angle glaucoma and ocular hypertension, and Rocklatan, a once-daily eye drop that is a fixed-dose combination of latanoprost, a prostaglandin analog (PGA), and netarsudil, as well as a pipeline of products, including AR-15512, a Phase 3 product candidate for dry eye disease, and R&D capabilities to expand our ophthalmic pharmaceutical presence. We are planning to launch AR-15512 in 2025, pending FDA approvals and other required registrations.
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
Principal Markets
Alcon serves consumers and patients in over 140 countries worldwide. The US is our largest market with 46% of our net sales in 2024. See Note 4 to the Consolidated Financial Statements for net sales by segment and geography for each of the last three fiscal years. US sales of the vast majority of our products are not subject to material changes in seasonal demand; however, sales of certain of our vision care products, including those for allergies and dry eye, are subject to seasonal variation. In addition, sales of our surgical equipment are also subject to variation based on hospital or clinic purchasing cycles.
Research and Development
Innovation drives every aspect of our business as we strive to provide new, cutting-edge products for both customers and patients. With a legacy of pioneering industry firsts, Alcon continues to lead the eye care market through substantial investments in research and development (R&D). Our R&D capabilities span clinical research, optical design, material and surface chemistry, software development, automation and equipment platform engineering.
We invested approximately $876 million, $828 million and $702 million in research and development in 2024, 2023 and 2022, respectively. Our research and development organization employs over 1,900 individuals, including physicians, optometrists and PhDs, who bring extensive experience in ophthalmology and product development. In 2024, Terry Kim, MD, joined Alcon as Chief Medical Officer (CMO) and Head of Global Medical Safety, bringing his world-renowned expertise in cataract, refractive and corneal surgeries. Dr. Kim’s leadership will further strengthen Alcon’s clinical and scientific initiatives, driving innovation across our portfolios and enhancing our global medical safety capabilities.
Supporting Innovation and Product Development
In the spirit of continuous improvement, Alcon is relentless in finding new ways to optimize and accelerate new product development. As a part of this effort, we are enhancing our end-to-end enterprise platform capabilities to streamline product development across all stages. In 2024, we continued to expand our R&D footprint at the Alcon Global Services Center in Bengaluru, India, increasing software lab capabilities and strengthening our research and development teams. Additionally, we opened a new research clinic in Fort Worth, further bolstering our efforts to drive innovation in eye care. These initiatives reflect our ongoing commitment to advancing cutting-edge solutions for our customers and patients.
We regularly review and refine our operating model to optimize for efficiency and productivity. Across our Surgical and Vision Care pipelines, we have more than 70 pipeline projects in process as of December 31, 2024, including 55 that have achieved positive proof of concept or are undergoing regulatory review. In addition to our in-house research and development capabilities, as part of our efforts to pursue strategic research and development partnerships with third parties, our dedicated business development team has completed 20 BD&L transactions in 2024.
Key Achievements in 2024
In 2024, we launched innovations to address patient and customer needs, including Precision7 and Precision7 for Astigmatism.
Additionally, we announced positive top-line results from the Phase 3 COMET-2 and COMET-3 trials for AR-15512, a novel topical treatment for dry eye disease (DED). The trials demonstrated that AR-15512 significantly improved tear production in patients, meeting the primary endpoint with statistical significance (p < 0.0001). This promising first-in-class drug candidate offers potential for rapid, sustained relief for the approximately 1.6 billion people who suffer from symptoms of dry eye, addressing a significant unmet need in the market.
Further enhancing our portfolio, Alcon marked a significant milestone with the US FDA 510(k) clearance of our Unity Vitreoretinal Cataract System (VCS) and Unity Cataract System (UCS) in June 2024. These advanced systems, the first innovations from Alcon's Unity portfolio, offer improved workflow efficiencies and are designed to enhance cataract and vitreoretinal surgeries. Alcon will begin collecting real-world user feedback in the US before the full expected commercial launch in 2025, with global regulatory submissions expected to continue through 2025.

Acquisitions and Strategic Partnerships
In addition to our product innovations, in July 2024, Alcon completed the acquisition of BELKIN Vision Ltd., which expands our glaucoma portfolio with Direct Selective Laser Trabeculoplasty (DSLT) technology. This acquisition strengthens Alcon’s position in the evolving glaucoma treatment landscape, offering a first-line laser therapy alongside its existing glaucoma solutions, such as pharmaceutical drops and implantables. Alcon plans to drive global adoption of this innovative, patient-friendly technology, with commercialization underway in the US, United Kingdom and select markets in the EU.
New projects for our Surgical and Vision Care pipelines originate from internal concepts, ideas from eye care professionals or strategic partnerships with academic institutions and companies. As the global leader in eye care, we recognize the need to support an ecosystem of both disruptive and incremental innovation from internal and external sources. The Alcon Seed Fund (ASF) is a communication platform between our company and entrepreneurs with early-stage ideas poised to tackle the world’s most pressing eye care challenges. To continue expanding its reach, the ASF now actively scouts opportunities in key global regions, engaging with hundreds of early-stage companies. In 2024, ASF’s scouting and technology evaluation reach spanned hundreds of innovative opportunities. Investments in eight select promising projects increased the current ASF portfolio size to 22 active engagements. ASF aligns with Alcon’s strategic goals to enhance patient outcomes and drive innovation in therapeutic and diagnostic solutions.
Advancing Vision Science
In 2024, we also continued to support the advancement of vision science through the Alcon Research Institute (ARI), one of the world’s largest corporate-funded vision research organizations. Each year we continue to award approximately $1 million in research grants to senior and young research investigators. Further, our newly launched Alcon Medical Affairs page on LinkedIn called Alcon Science and our significantly enhanced website, AlconScience.com, are making it easier for healthcare professions to navigate and connect with us.
Marketing and Sales
Alcon conducts sales and marketing activities throughout the world. During the year ended December 31, 2024, 46% of our sales were in the US. We are present in every significant market in the world where ophthalmology and optometry are practiced, with operations in 56 countries supported by over 3,900 associates dedicated to direct sales and with products sold in over 140 countries.
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
While we market all of our products by calling on medical professionals, direct customers and distribution methods differ across our business lines. Surgical products are sold directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the US where we do not have local operations or a scientific office. In many countries, contact lenses are available only by prescription. Our contact lenses can be purchased from eye care professionals, optical chains and large retailers, subject to country regulation. Our ocular health products can be found in major drugstores, pharmacies, food stores and mass merchandising and optical retail chains globally, with access subject to country regulations, including free-sale, pharmacy-only and prescription regulations. No single customer accounted for more than 10% of our global sales in 2024.
Manufacturing, Quality and Supplies
Manufacturing
We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either our Surgical or Vision Care product offerings. As of December 2024, we employed approximately 4,800 people to manufacture surgical products at nine facilities in the US, Belgium, Switzerland, Indonesia, Ireland and Germany and approximately 4,800 people to manufacture Vision Care products at eight facilities in the US, Germany, Singapore, Malaysia, and Ireland. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices as well as the different technical skills required of associates in these manufacturing environments. Except for our manufacturing site in Athlone, Ireland, which was acquired in late 2022, all of our manufacturing plants are ISO 13485:2016 and ISO 14001:2015 certified. Currently, we manufacture approximately 90% of our products internally and rely on third-party manufacturers for a limited number of products.
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
Human Capital Management
Alcon's culture is summarized in the Alcon Blueprint. The Alcon Blueprint includes Alcon's foundational principles and values and behaviors and serves as the bedrock for how we attract, develop and retain top talent. We seek a range of talents and perspectives that embody our values and contribute to our mission to help people to See Brilliantly. Our talent acquisition process encompasses all facets of sourcing, attracting, assessing, selecting and onboarding of new associates. Alcon focuses on the care and growth of associates through learning and development, performance feedback, career progression and a focus on associate engagement – all while ensuring competitive compensation and benefits. Our Chief Human Resources Officer, working with various groups with human resources, develops systems and processes to support Alcon's ability to attract and retain the best talent while fostering a culture of inclusion.
Intellectual Property
We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, designs, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, designs, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2024, we owned or had rights to approximately 2,400 patent families.
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
Product Approval and Monitoring
Most of our products are regulated as medical devices in the US and the EU. These jurisdictions each use a risk-based classification system to determine the type of information that must be provided to the local regulatory bodies in order to obtain the right to market a product. In the US, the FDA classifies devices into three classes: Class I (low risk), Class II (moderate risk) and Class III (high risk). Many of our devices are Class II or III devices that require premarket review by the FDA. The primary pathway for our Class II devices is FDA clearance of a premarket notification under section 510(k) of the FDCA. With a 510(k) submission, the manufacturer must submit a notification to the FDA that includes performance data that establish that the product is substantially equivalent to a "predicate device", which is typically another Class II previously-cleared device. Our Class III devices require FDA approval of a Premarket Approval application. With a Premarket Approval application, the manufacturer must submit extensive supporting evidence, including clinical data, sufficient to demonstrate a reasonable assurance that the device is safe and effective for its intended use. With respect to our drug products in development or currently marketed, approval by the FDA is generally required to market those products in the US. To receive such approval, the FDA requires extensive clinical trials to demonstrate safety and effectiveness and evidence that our manufacturing processes comply with current Good Manufacturing Practices. Following approval we must have systems in place to continuously monitor the safety of distributed dug products, and confirm compliance with the Drug Supply Chain Security Act.
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
Major Facilities
The following table sets forth our most significant production and research and development facilities:

Location	Size of Site (in m2)	Major Activity
Fort Worth, Texas	315,200	Production, research and development for Surgical and Vision Care businesses
Grosswallstadt, Germany	97,720	Production, research and development for Vision Care business
Singapore	92,000	Production for Vision Care business
Johns Creek, Georgia	85,166	Production, research and development for Vision Care business
Johor, Malaysia	43,900	Production for Vision Care business
Irvine, California	40,900	Production, research and development for Surgical business
Houston, Texas	37,400	Production for Surgical business
Batam, Indonesia	35,000	Production for Surgical business
Huntington, West Virginia	32,980	Production for Surgical business
Sinking Spring, Pennsylvania	21,800	Production for Surgical business
Cork, Ireland	16,300	Production, research and development for Surgical business
Erlangen/Pressath/Teltow, Germany	10,700	Production, research and development for Surgical business
Puurs, Belgium	8,000	Production for Surgical business
Schaffhausen, Switzerland	4,850	Production, research and development for Surgical business
Durham, North Carolina	4,200	Research and development for Vision Care business
Athlone, Ireland	3,410	Production for Vision Care business
In August 2021, we launched an expansion project of our Grosswallstadt, Germany facility to add three additional contact lens production lines for an anticipated cost of $162 million. Through December 31, 2024, the total amount paid and committed was approximately $149 million. We expect to complete the project by early 2026.
In April 2021, we launched a further expansion of our Singapore facility to add four additional production lines for contact lenses. This project was completed in September 2024. The total amount paid was $189 million. We approved a further expansion in late 2021 to add three additional production lines and a new building for an expected cost of $314 million. Through December 31, 2024, the total amount paid and committed for this additional expansion was approximately $298 million. We expect to complete this expansion in 2026. In late 2023, we commenced an additional expansion to the Singapore facility to add three additional production lines for an expected cost of $157 million. Through December 31, 2024, the total amount paid and committed for this additional expansion was approximately $28 million. We expect to complete this project in 2028.
In 2021, we launched an expansion of our Johns Creek, Georgia facility to add two more production lines for contact lenses for $148 million. Through December 31, 2024, the total amount paid and committed was approximately $138 million. We expect to complete the project by 2026. Also, in late 2021, we approved an additional expansion to add one more production line for contact lenses. This additional expansion is expected to cost approximately $73 million and be completed by 2027. Through December 31, 2024, the total amount paid and committed was approximately $57 million.
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
Overview
Alcon researches, develops, manufactures, distributes and sells a full suite of eye care products within two segments: Surgical and Vision Care. The Surgical segment is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery, and includes implantables, consumables and surgical equipment required for these procedures. The Vision Care segment comprises daily disposable, reusable and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers.
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
In 2024, Alcon's net sales amounted to $9.8 billion. The United States accounted for $4.5 billion, or 46%, of total net sales, China accounted for $0.6 billion, or 6%, of total net sales, Japan accounted for $0.6 billion, or 6%, of total net sales, Switzerland accounted for $79 million, or 1%, of total net sales, and the rest of the world accounted for the remaining $4.1 billion of total net sales.
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

Items you should consider when evaluating our Consolidated Financial Statements
Pillar Two income taxes
The OECD has published Global Anti-Base Erosion (“GloBE”) Model Rules, which include a minimum 15% tax rate by jurisdiction ("Pillar Two"). Various countries have enacted or intend to enact tax legislation to comply with Pillar Two rules. Alcon is within the scope of the OECD’s Pillar Two, which has implications for Alcon’s financial results starting January 1, 2024 onward.
Of the countries that have enacted, or will be enacting Pillar Two legislation, we expect Switzerland to be the most impactful to Alcon. In December 2023, the Swiss government decided to partially implement Pillar Two by introducing a Qualified Domestic Minimum Top-up Tax (“QDMTT”) to reach the required taxation level of 15% on Pillar Two qualifying profits earned by companies domiciled in Switzerland effective from January 1, 2024. This QDMTT will not be applied to the Pillar Two qualifying profits earned by subsidiaries domiciled in tax jurisdictions outside of Switzerland. The implementation timing and specific provisions of any further Pillar Two tax regulations in Switzerland remain subject to further assessments at both the Federal and Cantonal levels. In September 2024, the Swiss government introduced the Income Inclusion Rule ("IIR") effective beginning January 1, 2025. Under the IIR, Switzerland will tax the Pillar Two-qualifying profit of foreign subsidiaries in case and to the extent the taxation in those countries does not reach the required taxation level of 15%. On January 15, 2025, the OECD issued administrative guidance related to the treatment of certain deferred taxes to streamline the administration of Pillar Two. This administrative guidance did not impact Alcon's 2024 Consolidated Financial Statements.
For the years ended December 31, 2024 and 2023, we have applied the IASB amendment to IAS 12, Income Taxes, which provides a mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two. Further, Alcon's effective tax rates in the relevant jurisdictions met the minimum 15% taxation level in the current year. We are continuing to follow Pillar Two legislative developments to evaluate the potential future impact on our consolidated results of operations, financial position and cash flows.
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
Segment description
Alcon has two identified reportable segments: Surgical and Vision Care. Both segments are supported by Research and Development and Manufacturing and Technical Operations, whose results are incorporated into the respective segment contribution. Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition and divestment related items, fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment. See Note 4 to the Consolidated Financial Statements.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon. Alcon also provides services, training, education and technical support for the Surgical business. In 2024, the Surgical segment accounted for $5.5 billion, or 56%, of Alcon net sales, and contributed $1.5 billion, or 60%, of Alcon operating income (excluding unallocated income and expenses).
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. Alcon also provides services, training, education and technical support for the Vision Care business. In 2024, the Vision Care segment accounted for $4.3 billion, or 44%, of Alcon net sales, and contributed $962 million, or 40%, of Alcon operating income (excluding unallocated income and expenses).

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
The surgical market in which we operate includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training, and is projected to grow approximately 6% on average per year from 2024 to 2029. Growth drivers in the surgical market include: global growth of cataract and vitreoretinal procedures, driven by an aging population; a growing role of generative artificial intelligence and digital transformation; continued adoption of premium patient-pay technologies; increased adoption of advanced technologies; and eye disease as a comorbidity linked to the global prevalence of diabetes.
The vision care market in which we operate is comprised of products designed for ocular care and consumer use, and is projected to grow approximately 4% on average per year from 2024 to 2029. Growth drivers in the vision care market include: better contact lens material, improved health and comfort and enhanced visual acuity; an expansion in the contact lens market driven by advancements in specialty lenses; a significant worldwide population who suffer from a combination of dry eye symptoms and signs as well as those who are at risk; global growth in primary open-angle glaucoma, driven by an aging population; growing access and consumption of vision care products in emerging markets; and increasing consumer access through the expansion of distribution models.
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
Our financial results are affected to varying degrees by internal and external factors. For example, because of our heavy dependence on information technology systems, cybersecurity breaches or other disruptions of our information technology systems, our inability to comply with data privacy, identity protection or information security laws, particularly with the increased use of artificial intelligence, or our inability to effectively manage the risks associated with the ethical use of disruptive technologies would significantly impact our business. Given our global operations, our compliance with anti-corruption laws is of heightened significance to our business. Litigation risk, including intellectual property and product liability lawsuits, and government investigations are additional risks our business faces.
The effect of a disruption in our global supply chain, including the effect of tariffs, or important facilities, supply constraints, or an increase in the cost of energy would further impact our business. We also may be adversely affected by our inability to accurately forecast demand and manage our inventory levels and the changing buying patterns by our large distributor and retail customers. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence. In addition, for certain materials, components and services, we rely on sole or limited sources of supply. Our customer relations could be negatively impacted by the loss of our significant suppliers or the inability of any such supplier to meet certain specifications or delivery schedules. Similar, but not identical risks, apply to us when we operate as a third party contract manufacturer.
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
Given our global presence, our operations and business results are also influenced and affected by the global economic and financial environment, including unpredictable political conditions, tax laws and hostilities in various parts of the world. Additionally, a portion of our operations are conducted in emerging markets and are subject to risks and potential costs such as economic, political and social uncertainty, as well as relatively low average income levels and limited government reimbursement for the cost of healthcare products and services. Our operations and business results are also affected by the varying degrees of governmental regulation in the countries in which we operate, especially China, making the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. The manufacture of our products is also highly regulated. Any changes or new requirements related to the regulatory approval process or postmarket requirements applicable to our products in any jurisdiction could be costly and onerous. Finally, if any of our accounting estimates are inaccurate then our financial results would be adversely impacted.
For more details on these trends and how they could impact our results, see "Item 3. Key Information—3.D. Risk Factors".
Components of results of operations
Net sales
Revenue on the sale of Alcon products and services, which is recorded as "Net sales" in the Consolidated Income Statement, is recognized when a contractual promise to a customer (i.e., a performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue would be recognized upon the satisfaction of acceptance criteria. The amount of revenue to be recognized is based on the consideration Alcon expects to receive in exchange for its goods and services, which may be fixed or variable. Variable consideration may include rebates, discounts including cash discounts, chargebacks, estimated payments for Medicare Part D prescription drug program coverage gap, patient co-pay program coupon utilization and sales returns. Variable consideration is only recognized when it is highly probable that a significant reversal of cumulative sales will not occur.
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
A cash generating unit ("CGU") to which goodwill has been allocated (reportable segments) is considered impaired when its carrying amount, including the goodwill, exceeds its recoverable amount, which is defined as the higher of its fair value less costs of disposal ("FVLCOD") and its value in use ("VIU"). If the recoverable amount of the reportable segment is less than its carrying amount, an impairment loss shall be recognized.
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
Discount rates used consider Alcon's estimated weighted average cost of capital adjusted for specific country and currency risks associated with cash flow projections to approximate the weighted average cost of capital of a comparable market participant.
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
For the determination of the fair value of contingent consideration, various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the timing and probability of regulatory and commercial success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of triggering events. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration. These estimates typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment, and if material, are appropriately discounted to reflect the impact of time.
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
Key figures

	2024 compared to 2023				2023 compared to 2022
			Change %			Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2022	$	cc(1) (non-IFRS measure)

Net sales	9,836	9,370	5	6	8,654	8	10
Gross profit	5,512	5,247	5	7	4,748	11	14
Operating income	1,413	1,039	36	44	672	55	77
Operating margin (%)	14.4	11.1			7.8
Net income	1,018	974	5	11	335	191	243
Basic earnings per share ($)	2.06	1.98	4	11	0.68	191	242
Diluted earnings per share ($)	2.05	1.96	5	11	0.68	188	241

Core results (non-IFRS measure)(1)
Core operating income	2,027	1,849	10	14	1,571	18	27
Core operating margin (%)	20.6	19.7			18.2
Core net income	1,515	1,360	11	16	1,108	23	34
Core basic earnings per share ($)	3.06	2.76	11	16	2.25	23	34
Core diluted earnings per share ($)	3.05	2.74	11	16	2.24	22	33
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

Commentary for the year ended December 31, 2023 compared to 2022 may be found in Item 5 of the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on February 27, 2024 ("2023 Form 20-F").
Net sales by segment

	2024 compared to 2023				2023 compared to 2022
			Change %			Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2022	$	cc(1) (non-IFRS measure)

Surgical
Implantables	1,775	1,703	4	6	1,725	(1)	2
Consumables	2,861	2,719	5	6	2,499	9	11
Equipment/other	886	892	(1)	1	821	9	12
Total Surgical	5,522	5,314	4	5	5,045	5	8

Vision Care
Contact lenses	2,609	2,400	9	10	2,192	9	11
Ocular health	1,705	1,656	3	4	1,417	17	19
Total Vision Care	4,314	4,056	6	7	3,609	12	14
Net sales	9,836	9,370	5	6	8,654	8	10
(1)Constant currencies is a non-IFRS measure. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information.
Surgical
Surgical net sales were $5.5 billion, an increase of 4%. Excluding unfavorable currency impacts of 1%, Surgical net sales increased 5% in constant currencies.
•Implantables net sales were $1.8 billion, an increase of 4%. Excluding unfavorable currency impacts of 2%, Implantables net sales increased 6% in constant currencies. Growth was led by advanced technology intraocular lenses in international markets, partially offset by slower market conditions and competitive pressures in the United States.
•Consumables net sales were $2.9 billion, an increase of 5%, driven by vitreoretinal and cataract consumables, including price increases. Excluding unfavorable currency impacts of 1%, Consumables net sales increased 6% in constant currencies.
•Equipment/other net sales were $886 million, a decrease of 1%. Excluding unfavorable currency impacts of 2%, Equipment/other net sales increased 1% in constant currencies as the prior year period benefited from strong demand for equipment in international markets.
Vision Care
Vision Care net sales were $4.3 billion, an increase of 6%. Excluding unfavorable currency impacts of 1%, Vision Care net sales increased 7% in constant currencies.
•Contact lenses net sales were $2.6 billion, an increase of 9%, driven by product innovation, including our toric and multifocal modalities, and price increases. Excluding unfavorable currency impacts of 1%, Contact lenses net sales increased 10% in constant currencies.
•Ocular health net sales were $1.7 billion, an increase of 3%, primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears. Growth was partially offset by a decline of 2% due to contact lens care. The prior year period benefited from the recovery from supply chain challenges. Excluding unfavorable currency impacts of 1%, Ocular health net sales increased 4% in constant currencies.

Operating income

	2024 compared to 2023				2023 compared to 2022
			Change %			Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2022	$	cc(1) (non-IFRS measure)

Cost of net sales	(4,328)	(4,141)	(5)	(5)	(3,910)	(6)	(6)
Gross profit	5,512	5,247	5	7	4,748	11	14
Gross margin (%)	56.0	56.0			54.9
Selling, general & administration	(3,250)	(3,209)	(1)	(2)	(3,068)	(5)	(5)
Research & development	(876)	(828)	(6)	(6)	(702)	(18)	(18)
Other income	77	80	(4)	(2)	36	122	122
Other expense	(50)	(251)	80	80	(342)	27	27
Operating income	1,413	1,039	36	44	672	55	77
Operating margin (%)	14.4	11.1			7.8

Core results (non-IFRS measure)(1)
Core gross profit	6,177	5,917	4	6	5,381	10	13
Core gross margin (%)	62.8	63.1			62.2
Core operating income	2,027	1,849	10	14	1,571	18	27
Core operating margin (%)	20.6	19.7			18.2
(1)    Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.
Operating income was $1.4 billion (+36%, +44% cc), compared to $1.0 billion in the prior year period. Operating margin increased 3.3 percentage points. Current year operating margin included a $57 million net gain related to the divestment of certain product rights in China. The prior year period included $139 million of transformation costs and $48 million of integration related expenses, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition. Gross margin percentage was in line with the prior year period as favorable product mix and manufacturing efficiencies in Vision Care and the favorable impact of consistent intangible amortization expense were offset by higher costs of inventory in Surgical and significantly higher inventory provisions in Vision Care in the second quarter of 2024 due to a supplier-related quality issue which resulted in a negative impact of $30 million or 0.3 percentage points. The current year had improved operating leverage in selling, general and administration expenses from higher sales. Excluding a negative 0.6 percentage point impact from currency, operating margin increased 3.9 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $614 million, mainly due to $667 million of amortization, partially offset by a $57 million net gain related to the divestment of certain product rights in China. Adjustments to arrive at core operating income in the prior year period were $810 million, mainly due to $675 million of amortization, $139 million of transformation costs and $48 million of integration related expenses, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition.
Core operating income was $2.0 billion (+10%, +14% cc), compared to $1.8 billion in the prior year period. Core operating margin increased 0.9 percentage points. Core gross margin decreased 0.3 percentage points reflecting higher costs of inventory in Surgical and significantly higher inventory provisions in Vision Care in the second quarter of 2024 due to a supplier-related quality issue which resulted in a negative impact of $30 million or 0.3 percentage points, partially offset by favorable product mix and manufacturing efficiencies in Vision Care. Core operating margin benefited from improved operating leverage in selling, general and administration expenses from higher sales. Excluding a negative 0.5 percentage point impact from currency, core operating margin increased 1.4 percentage points on a constant currencies basis.

Segment contribution
For additional information regarding segment contribution, please refer to Note 4 to the Consolidated Financial Statements.

	2024 compared to 2023				2023 compared to 2022
($ millions unless indicated otherwise)			Change %			Change %
	2024	2023	$	cc(1) (non-IFRS measure)	2022	$	cc(1) (non-IFRS measure)

Surgical segment contribution	1,467	1,454	1	5	1,336	9	17
As % of net sales	26.6	27.4			26.5
Vision Care segment contribution	962	777	24	27	600	30	37
As % of net sales	22.3	19.2			16.6
Not allocated to segments	(1,016)	(1,192)	15	15	(1,264)	6	6
Operating income	1,413	1,039	36	44	672	55	77
Core adjustments (non-IFRS measure)(1)	614	810			899
Core operating income (non-IFRS measure)(1)	2,027	1,849	10	14	1,571	18	27
(1)Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.
Surgical
Surgical segment contribution was $1.5 billion (+1%, +5% cc), in line with the prior year period. Segment contribution margin decreased 0.8 percentage points, primarily due to higher costs of inventory and higher investment in research and development, partially offset by improved operating leverage from selling, general & administration expenses from higher sales. Excluding a negative 0.6 percentage point impact from currency, segment contribution margin decreased 0.2 percentage points on a constant currencies basis.
Vision Care
Vision Care segment contribution was $962 million (+24%, +27% cc), compared to $777 million in the prior year period. Segment contribution margin increased 3.1 percentage points, primarily due to improved operating leverage from higher sales and favorable product mix and manufacturing efficiencies. Segment contribution margin growth was partially offset by significantly higher inventory provisions due to a supplier-related quality issue in the second quarter of 2024, which resulted in a negative impact of $30 million or 0.7 percentage points to segment contribution. Excluding a negative 0.4 percentage point impact from currency, segment contribution margin increased 3.5 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $1.0 billion (+15%, +15% cc), compared to $1.2 billion in the prior year period. The current year period included a $57 million net gain related to the divestment of certain product rights in China. The prior year period included $139 million of transformation costs and $48 million of integration related expenses, partially offset by a $58 million benefit from the release of a contingent liability related to an acquisition.

Non-operating income & expense

	2024 compared to 2023				2023 compared to 2022
			Change %			Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)	2022	$	cc(1) (non-IFRS measure)

Operating income	1,413	1,039	36	44	672	55	77
Interest expense	(192)	(189)	(2)	(2)	(134)	(41)	(41)
Other financial income & expense	43	(18)	nm	nm	(75)	76	74
Share of (loss) from associated companies	(8)	—	nm	nm	—	nm	nm
Income before taxes	1,256	832	51	61	463	80	112
Taxes	(238)	142	nm	nm	(128)	nm	nm
Net income	1,018	974	5	11	335	191	243
Basic earnings per share ($)	2.06	1.98	4	11	0.68	191	242
Diluted earnings per share ($)	2.05	1.96	5	11	0.68	188	241

Core results (non-IFRS measure)(1)
Core taxes	(355)	(282)	(26)	(31)	(254)	(11)	(21)
Core net income	1,515	1,360	11	16	1,108	23	34
Core basic earnings per share ($)	3.06	2.76	11	16	2.25	23	34
Core diluted earnings per share ($)	3.05	2.74	11	16	2.24	22	33
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information and reconciliation tables.
Interest expense
Interest expense was $192 million, broadly in line with the prior year period.
Other financial income & expense
Other financial income & expense was a net benefit of $43 million, compared to a net expense of $18 million in the prior year period. The change was primarily driven by an increase in interest income and lower foreign currency exchange losses.
Share of (loss) from associated companies
Share of (loss) from associated companies was $8 million in the current year period following an increase in Alcon's investment in associated companies compared to the prior year period.
Taxes
Tax expense was $238 million, compared to a tax benefit of $142 million in the prior year period. The average tax rate in the current year period was 18.9%, primarily due to the mix of pre-tax income/(loss) across geographical tax jurisdictions and a net benefit of $9 million from discrete tax items. The tax benefit in the prior year period was primarily driven by a $263 million discrete tax benefit associated with a long-term agreement with Swiss tax authorities in the fourth quarter of 2023 for the deductibility of a statutory expense in Switzerland (the "2023 Swiss Tax Agreement") and a net benefit of $36 million from other discrete tax items.
Adjustments to arrive at core tax expense in the current year period were $117 million for the tax effect associated with operating income core adjustments. Adjustments to arrive at core tax expense in the prior year period were $424 million, primarily due to $263 million for the 2023 Swiss Tax Agreement and $155 million for the tax effect associated with operating income core adjustments.
Core tax expense was $355 million, compared to $282 million in the prior year period. The average core tax rate was 19.0%, compared to 17.2% in the prior year period. The increase in average core tax rate is primarily driven by lower discrete tax benefits, partially offset by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions.

Net income and earnings per share
Net income was $1.0 billion, compared to $974 million in the prior year period, primarily due to higher operating income and a net benefit in other financial income & expense, partially offset by tax expense in the current year period compared to a tax benefit in the prior year period. The associated basic and diluted earnings per share were $2.06 and $2.05, respectively, compared to basic and diluted earnings per share of $1.98 and $1.96, respectively, in the prior year period.
Core net income was $1.5 billion, compared to $1.4 billion in the prior year period, primarily due to higher core operating income and a net benefit in other financial income & expense, partially offset by higher core tax expense. The associated core basic and diluted earnings per share were $3.06 and $3.05, respectively, compared to core basic and diluted earnings per share of $2.76 and $2.74, respectively, in the prior year period.
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

Foreign exchange rates for foreign currency translation
The below tables set forth the foreign exchange rates of the US dollar against key currencies used for foreign currency translation when preparing the Consolidated Financial Statements:

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2024	2023	Change %	2024	2023	Change %
AUD	0.660	0.664	(1)	0.622	0.683	(9)
BRL	0.186	0.200	(7)	0.162	0.206	(21)
CAD	0.730	0.741	(1)	0.696	0.755	(8)
CHF	1.136	1.113	2	1.107	1.189	(7)
CNY	0.139	0.141	(1)	0.137	0.141	(3)
EUR	1.082	1.081	—	1.041	1.107	(6)
GBP	1.278	1.243	3	1.256	1.275	(1)
INR (100)	1.195	1.211	(1)	1.168	1.203	(3)
JPY (100)	0.660	0.712	(7)	0.640	0.707	(9)
RUB (100)	1.077	1.171	(8)	0.889	1.111	(20)
KRW (1,000)	0.733	0.765	(4)	0.679	0.775	(12)

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2023	2022	Change %	2023	2022	Change %
AUD	0.664	0.693	(4)	0.683	0.678	1
BRL	0.200	0.194	3	0.206	0.189	9
CAD	0.741	0.768	(4)	0.755	0.738	2
CHF	1.113	1.047	6	1.189	1.081	10
CNY	0.141	0.149	(5)	0.141	0.144	(2)
EUR	1.081	1.051	3	1.107	1.065	4
GBP	1.243	1.232	1	1.275	1.207	6
INR (100)	1.211	1.272	(5)	1.203	1.208	—
JPY (100)	0.712	0.760	(6)	0.707	0.757	(7)
RUB (100)	1.171	1.432	(18)	1.111	1.380	(19)
KRW (1,000)	0.765	0.774	(1)	0.775	0.793	(2)

The below table shows information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Bloomberg Market System. The exchange rate in effect on February 17, 2025 as found on Bloomberg Market System was CHF 1.00 = USD 1.11.

($ per CHF)	Low(1)	High(1)
January 2024	1.16	1.17
February 2024	1.13	1.14
March 2024	1.11	1.11
April 2024	1.09	1.10
May 2024	1.10	1.11
June 2024	1.11	1.11
July 2024	1.13	1.14
August 2024	1.18	1.18
September 2024	1.18	1.19
October 2024	1.15	1.16
November 2024	1.13	1.14
December 2024	1.10	1.11
January 2025	1.10	1.10
February 2025 (through February 17, 2025)	1.11	1.11
(1)    Represents the lowest and highest, respectively, of the exchange rates on the last day of each month during the year.
Currency impact on key figures
The below table provides a summary of the currency impact on key company figures due to their conversion into US dollars, Alcon's reporting currency, of the financial data from entities reporting in non-US dollars.

	2024 compared to 2023			2023 compared to 2022
	Change %		Percentage point currency impact	Change %		Percentage point currency impact
	$	cc(1) (non-IFRS measure)		$	cc(1) (non-IFRS measure)

Net sales	5	6	(1)	8	10	(2)
Gross profit	5	7	(2)	11	14	(3)
Operating income	36	44	(8)	55	77	(22)
Net income	5	11	(6)	191	243	(52)
Basic earnings per share ($)	4	11	(7)	191	242	(51)
Diluted earnings per share ($)	5	11	(6)	188	241	(53)

Core results (non-IFRS measure)(1)
Core operating income	10	14	(4)	18	27	(9)
Core net income	11	16	(5)	23	34	(11)
Core basic earnings per share ($)	11	16	(5)	23	34	(11)
Core diluted earnings per share ($)	11	16	(5)	22	33	(11)
(1)     Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information.
A 1% movement in the USD versus our basket of currencies would have resulted in a $49 million change in annual net sales and a $27 million change in both annual operating income and core operating income.

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
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at FVPL, fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
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
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments, including time deposits, and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. For a reconciliation of net (debt)/liquidity to the most directly comparable measure presented in accordance with IFRS, see "Item 5.B. Liquidity and Capital Resources—Net (debt)/liquidity (non-IFRS measure)" section.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, core gross margins, operating income margins and core operating income margins are calculated based upon net sales unless otherwise noted.

Reconciliation of IFRS results to core results (non-IFRS measure)
2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Divestment of product rights(3)	Other items(6)	Core results (non-IFRS measure)
Gross profit	5,512	662	—	—	3	6,177
Operating income	1,413	667	9	(57)	(5)	2,027
Income before taxes	1,256	667	9	(57)	(5)	1,870
Taxes(7)	(238)	(119)	—	2	—	(355)
Net income	1,018	548	9	(55)	(5)	1,515
Basic earnings per share ($)	2.06					3.06
Diluted earnings per share ($)	2.05					3.05
Basic - weighted average shares outstanding (millions)(8)	494.4					494.4
Diluted - weighted average shares outstanding (millions)(8)	497.5					497.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(4)	Other items(6)	Core results (non-IFRS measure)
Gross profit	5,247	663	—	7	5,917
Operating income	1,039	675	139	(4)	1,849
Income before taxes	832	675	139	(4)	1,642
Taxes(7)	142	(121)	(26)	(277)	(282)
Net income	974	554	113	(281)	1,360
Basic earnings per share ($)	1.98				2.76
Diluted earnings per share ($)	1.96				2.74
Basic - weighted average shares outstanding (millions)(8)	493.0				493.0
Diluted - weighted average shares outstanding (millions)(8)	496.5				496.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Reconciliation of IFRS results to core results (non-IFRS measure) - continued
2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(4)	Legal items(5)	Other items(6)	Core results (non-IFRS measure)
Gross profit	4,748	572	59	—	—	2	5,381
Operating income	672	588	62	119	90	40	1,571
Income before taxes	463	588	62	119	90	40	1,362
Taxes(7)	(128)	(99)	(14)	(20)	(22)	29	(254)
Net income	335	489	48	99	68	69	1,108
Basic earnings per share ($)	0.68						2.25
Diluted earnings per share ($)	0.68						2.24
Basic - weighted average shares outstanding (millions)(8)	491.4						491.4
Diluted - weighted average shares outstanding (millions)(8)	494.4						494.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)2024 includes a net gain related to the divestment of certain product rights in China.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program. The transformation program was completed in the fourth quarter of 2023.
(5)2022 includes legal settlement costs.
(6)For 2024, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets, partially offset by the amortization of option rights.
For 2023, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes the release of a contingent liability related to an acquisition and fair value adjustments to contingent consideration liabilities, partially offset by integration related expenses for an acquisition, the amortization of option rights and fair value adjustments of financial assets.
For 2022, Gross profit includes the amortization of inventory fair value adjustments related to acquisitions, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes acquisition and integration related expenses, partially offset by fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets.
(7)For 2024, tax associated with operating income core adjustments of $614 million totaled $117 million with an average tax rate of 19.1%.
For 2023, total tax adjustments of $424 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $810 million totaled $155 million with an average tax rate of 19.1%. Core tax adjustments for discrete tax items totaled $269 million, primarily due to a $263 million tax benefit associated with a long-term agreement related to deductibility of a statutory expense in Switzerland.
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
(8)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 7 to the Consolidated Financial Statements.

5.B. LIQUIDITY AND CAPITAL RESOURCES
We manage our capital with the objectives of maintaining the ability to continue as a going concern, allow for investment, mitigate against potential future risks and provide returns to shareholders. Alcon is not subject to regulatory or other external capital adequacy requirements. As of December 31 2024, Alcon's long-term credit rating with S&P Global Ratings was BBB+ (stable outlook) (2023: BBB+) and with Moody's Investors Service was Baa1 (stable outlook) (2023: Baa2).
Our sources of funds have consisted principally of cash flows from operations, bank debt, credit facilities with lenders and issuance of senior notes. Our uses of those funds, other than for operations, have consisted principally of dividend payments, investments in capital expenditures, payments for long-term financial investments, investments in associated companies, purchases of intangible assets, acquisitions and associated expenses, repayment of financial debts and other obligations.
Potential future uses of our liquidity include capital expenditures, acquisitions, repayment of financial debts, dividend payments, share repurchases and other general corporate purposes. As of December 31, 2024, we had commitments for purchases of property, plant & equipment of $221 million.
We use the US Dollar as our reporting currency and are therefore exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Singaporean Dollars, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition. As of December 31, 2024 unsettled derivative positions included $12 million in unrealized gains and $4 million in unrealized losses.
All comments in this section relate to the year ended December 31, 2024 compared to 2023. Commentary for the year ended December 31, 2023 compared to 2022 may be found in Item 5 of the 2023 Form 20-F.
Cash flow and net (debt)/liquidity (non-IFRS measure)

($ millions)	2024	2023

Net cash flows from operating activities	2,077	1,388
Net cash flows used in investing activities	(1,167)	(1,094)
Net cash flows used in financing activities	(322)	(211)
Effect of exchange rate changes on cash and cash equivalents	(6)	31
Net change in cash and cash equivalents	582	114
Change in derivative financial instrument assets	10	(6)
Change in time deposits with original maturity greater than three months	153	—
Change in current and non-current financial debts	96	(91)
Change in net (debt)	841	17
Net (debt) at January 1	(3,643)	(3,660)
Net (debt) at December 31	(2,802)	(3,643)
Net cash flows from operating activities
Net cash flows from operating activities amounted to $2.1 billion in 2024, compared to $1.4 billion in the prior year period. The current year includes increased collections associated with higher sales and lower transformation payments following completion of the transformation program in the fourth quarter of 2023, partially offset by higher associate short-term incentive payments, higher taxes paid due to the timing of payments and increased profitability and increased payments for operating expenses, including investment in research and development. The prior period included a cash outflow for settlement of legal proceedings with Johnson & Johnson Surgical Vision, Inc. ("JJSVI"). Both periods were impacted by changes in net working capital, with the prior year period including a significantly higher build of inventories.
Changes in net working capital in the current year were mainly driven by increases in trade receivables and inventories and the net change in other operating liabilities. The increase in trade receivables was primarily due to new receivables from higher sales outpacing collections. The increase in inventories was primarily to meet expected upcoming demand. The net change in other operating liabilities was primarily due to the impact of annual short-term incentive payments.

Changes in net working capital in the prior year period were mainly driven by increases in inventories and trade receivables and a decrease in trade payables, partially offset by the net change in other operating liabilities. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The decrease in trade payables was primarily driven by the timing of payments. The net change in other operating liabilities was primarily driven by higher accruals for short-term incentive benefits. Refer to Note 20 of the Consolidated Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $1.2 billion in 2024, compared to $1.1 billion in the prior year period. Cash outflows in the current year period primarily include capital expenditures, purchases of software and other intangible assets, investments in associated companies, purchase of time deposits, payments for financial assets measured at fair value through other comprehensive income ("FVOCI"), and the acquisition of BELKIN. Refer to Notes 24 and 21.1 to the Consolidated Financial Statements for additional information on the investments in associated companies and BELKIN acquisition, respectively.
Cash outflows in the prior year period included capital expenditures, payments for financial assets and purchases of intangible assets. Payments for financial assets primarily included a long-term note receivable related to new financing arrangements with Lifecore Biomedical, Inc. and certain of its affiliates (collectively, "Lifecore") in the second quarter of 2023 and long-term financial investments measured at FVOCI. Purchases of intangible assets primarily included intellectual property licenses. Refer to Note 17 of the Consolidated Financial Statements for additional information.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $322 million in 2024, compared to $211 million in the prior year period. Cash outflows in the current year period primarily include dividends paid to shareholders of Alcon Inc., lease payments, net payments related to certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation.
Cash outflows in the prior year period primarily included dividends paid to shareholders of Alcon Inc., lease payments and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from local debt facilities.
Free cash flow (non-IFRS measure)
The below table is a summary of free cash flow for 2024, 2023 and 2022, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure.

($ millions)	2024	2023	2022
Net cash flows from operating activities	2,077	1,388	1,217
Purchase of property, plant & equipment	(473)	(658)	(636)
Free cash flow	1,604	730	581
Free cash flow amounted to an inflow of $1.6 billion in 2024, compared to $730 million in the prior year period, due to increased cash flows from operating activities and a decrease in capital expenditures.
For additional information refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures".
Balance sheet
Assets
Total non-current assets were $24.0 billion as of December 31, 2024, in line with December 31, 2023. Other non-current assets increased $296 million primarily due to investments in associated companies. Financial assets increased $135 million primarily due to additions to long-term financial investments measured at FVOCI, partially offset by a transfer to Other non-current assets for investments in associated companies. Right-of-use assets increased $95 million primarily due to renewals of certain existing leases, partially offset by amortization. Intangible assets other than goodwill decreased $473 million primarily due to recurring amortization, partially offset by additions related to the BELKIN acquisition and purchases of software and other intangible assets.

Total current assets were $6.3 billion as of December 31, 2024, an increase of $662 million when compared to $5.6 billion as of December 31, 2023. Cash and cash equivalents increased $582 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure. Current assets also include time deposits purchased during the third quarter of 2024 with a six-month term maturing on February 17, 2025. The time deposits are measured at amortized cost and had a carrying value of $153 million as of December 31, 2024. Inventories decreased $54 million primarily due to foreign currency translation effects, partially offset by increases to meet upcoming demand.
Trade receivable balances include sales to wholesalers, retailers, doctor groups, private health systems, government agencies, pharmacy benefit managers, managed health-care organizations and government-supported healthcare systems. We closely monitor the level of trade receivables in the countries deemed to have an elevated credit risk. We consider macroeconomic and geopolitical environment, country profile and historical experience in addition to other relevant information when assessing the credit risk. Deteriorating credit risk factors may result in an increase in the average length of time that it takes to collect these trade receivables and may require Alcon to reevaluate the expected credit loss amount of these trade receivables in future periods or change the terms on which we operate. As of December 31, 2024, the amounts past due for more than one year in elevated credit risk countries are not significant.
The below table summarizes the aging of trade receivables as of December 31, 2024 and 2023:

($ millions)	2024	2023
Not overdue	1,448	1,452
Past due for not more than one month	137	143
Past due for more than one month but less than three months	84	94
Past due for more than three months but less than six months	49	54
Past due for more than six months but less than one year	26	35
Past due for more than one year	33	36
Provisions for doubtful trade receivables	(41)	(44)
Total trade receivables, net	1,736	1,770
There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail in the "Item 5.A. Operating Results — Effects of currency fluctuations" section.
Liabilities
Total non-current liabilities were $6.5 billion as of December 31, 2024, a decrease of $76 million when compared to $6.6 billion as of December 31, 2023. Financial debts decreased $138 million primarily due to the movement of local debt facility balances to current financial debts and foreign currency translation effects on the EUR denominated Series 2028 Notes. Deferred tax liabilities decreased $73 million primarily due to the recurring amortization of intangible assets. Lease liabilities increased $94 million primarily due to renewals of certain existing leases, partially offset by payments. Provisions and other non-current liabilities increased $41 million primarily due an increase in deferred income resulting from an out-licensing agreement in China, as described in Note 21.3 to the Consolidated Financial Statements.
Total current liabilities were $2.3 billion as of December 31, 2024, a decrease of $120 million when compared to $2.4 billion as of December 31, 2023. Provisions and other current liabilities decreased $111 million primarily due to foreign currency translation effects, payments related to the transformation program and a decrease in accrued expenses and other payables. Current financial debts increased $42 million primarily due to the movement of local debt facility balances from non-current financial debts, partially offset by net payments of certain local debt facilities.
Equity
Equity was $21.6 billion as of December 31, 2024, an increase of $929 million when compared to $20.6 billion as of December 31, 2023.

Net (debt)/liquidity (non-IFRS measure)
The below table is a summary of net (debt) as of December 31, 2024 and December 31, 2023, together with a reconciliation to total financial debt, the most directly comparable IFRS measure.

($ millions)	2024	2023

Current financial debt	(105)	(63)
Non-current financial debt	(4,538)	(4,676)
Total financial debt	(4,643)	(4,739)

Less liquidity:
Cash and cash equivalents	1,676	1,094
Time deposits with original maturity greater than three months	153	—
Derivative financial instruments	12	2
Total liquidity	1,841	1,096
Net (debt)	(2,802)	(3,643)
Net debt of $2.8 billion as of December 31, 2024 decreased $841 million compared to $3.6 billion as of December 31, 2023. Alcon's liquidity amounted to $1.8 billion as of December 31, 2024, compared to $1.1 billion as of December 31, 2023. Total financial debt amounted to $4.6 billion as of December 31, 2024, compared to $4.7 billion as of December 31, 2023.
The average maturity of financial debts outstanding as of December 31, 2024 is 9.8 years, and 98% of Alcon's financial debt is at fixed interest rates. We believe that we have adequate liquidity to meet our needs.
The $1.32 billion revolving credit facility remained undrawn as of December 31, 2024 and February 25, 2025.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures in "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures".
EBITDA (non-IFRS measure)

($ millions)	2024	2023	2022
Net income	1,018	974	335
Taxes	238	(142)	128
Depreciation of property, plant & equipment	392	385	330
Depreciation of right-of-use assets	83	91	76
Amortization of intangible assets	743	745	653
Impairments of property, plant & equipment and intangible assets	10	—	64
Interest expense	192	189	134
Other financial income & expense	(43)	18	75
EBITDA	2,633	2,260	1,795

Liquidity and financial debt by currency
The below table summarizes liquidity and financial debts by currency as of December 31, 2024 and 2023.

	Liquidity (%)(1)		Financial debts (%)(2)
	2024	2023	2024	2023
USD	77	66	87	85
EUR	12	23	11	12
CHF	1	—	—	—
JPY	—	—	1	2
Other	10	11	1	1
Total	100	100	100	100
(1)Liquidity includes cash and cash equivalents and time deposits.
(2)Financial debts includes non-current and current financial debts.
Share repurchase authorization
On February 25, 2025, the Alcon Board of Directors authorized the repurchase of up to $750 million of the Company’s common shares. The shares to be acquired will be held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon expects to fund the repurchases through cash generated from operations. The program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases will depend upon a variety of factors. The share repurchase program is expected to be completed over a three year period, but may be suspended or discontinued at any time.
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Alcon research & development expense totaled $876 million, $828 million and $702 million for the years 2024, 2023 and 2022, respectively. As described in the "Risk Factors" section and elsewhere in this Annual Report, we are subject to varying degrees of governmental regulation in the countries in which we operate, which makes the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. See "Item 3. Key Information—3.D. Risk Factors". For further information on Alcon research and development policies and additional product information, as well as a description of the regulatory approval process, see "Item 4. Information on the Company—4.B. Business Overview".
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

6.B. Compensation

Introduction

Dear Shareholder,
On behalf of the Alcon Board of Directors ("Board") and Compensation Committee ("the Committee"), I am pleased to present the 2024 Compensation Report. This report outlines Alcon’s overall 2024 compensation framework and philosophy for the members of the Board as well as for the members of the Executive Committee of Alcon ("ECA") and provides a general outlook for our 2025 compensation structure.
This Compensation Report covers the financial year from January 2024 to December 2024.
2024 Annual General Meeting Vote and Engagement with Shareholders
At our 2024 Annual General Meeting (“AGM”), our 2023 Compensation Report received support from 49% of the votes cast. We were disappointed with this result given our strong performance in 2023 and our robust pay programs that are tied to this performance. Accordingly, we have redoubled our efforts to engage with and gather feedback from our shareholders, reaching out to our top 40 investors holding approximately 60% of outstanding shares to address any concerns they have on our executive compensation programs. During shareholder engagement, we highlighted our rationale for the composition of our peer group, the judicious approach we take to set CEO's target compensation, our pay for performance alignment and our continuing effort to make our executive compensation disclosure transparent and clear. We received broad support from our shareholders on the composition of our peer group, pay for performance alignment and how we plan to show this alignment in our disclosure, as well as our prudence in not chasing peer group median movement in a given year. Shareholders desired additional disclosure on our incentive programs and in response we have added retrospective actual achievements for our financial metrics in incentive programs and enhanced transparency for our non financial metrics in the long-term incentive plan.

Contacted top 40 shareholders, representing 60% of outstanding shares and held 18 meetings with shareholders, representing ~40% of outstanding shares and met with 3 proxy advisors.

Our engagement team included our Board Chair, Chief Human Resources Officer, General Counsel, Head of Investor Relations and Head of Social Impact and Sustainability. We heard directly from investors on a range of important topics including CEO compensation, executive compensation programs and broader Social Impact and Sustainability matters, as summarized in the section "Shareholder Outreach" which sets out the concerns we heard and how we addressed them.
2024 in Review
Once again, we are proud to have delivered on our goals to both our shareholders and our customers. Our global team of associates continue to work hard to achieve operational excellence and above all else, to help people See Brilliantly.
Business Overview
2024 was another solid year for Alcon. The global landscape continued to be shaped by a wide variety of factors, including geopolitical uncertainties, changing interest rates and volatile currencies. Yet, against that backdrop, Alcon delivered another year of robust operational and financial results. These results underscore the resilience of our markets and the strength of our strategy. It’s clear that our commitment to innovation, operational excellence, Social Impact and Sustainability has never been stronger and is producing tangible results for our shareholders.

$1.6B Free Cash Flow[1]	+7% Vision Care[1] sales growth on a constant currency basis	+5% Surgical[1] sales growth on a constant currency basis	Attained our emission intensity goal by reducing utilization to 115 GHG/terajoules

+140bps[1] core operating margin expansion, on a constant currency basis	Helped improve vision for over one million patients	Screened over 31,000 children and provided spectacles where required	Achieved an estimated landfill diversion rate of 96.6% for non-hazardous waste from our manufacturing sites and distribution centers

1Free cash flow, constant currency and core results such as core operating income, core operating margin and core diluted EPS are non IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information.
2024 ECA Composition
In 2024, we reorganized the leadership structure to elevate talent and culture, create greater focus on innovation and operational excellence and maximize digital technologies to unlock value for our customers and the company. Actions taken include:
•Kim Martin SVP, Chief Human Resources and Corporate Communications Officer was appointed as a new Executive Committee of Alcon (ECA) member as we continue to focus on talent management and culture which is integral to Alcon's success.
•Ian Bell assumed the role of SVP, Chief Operating Officer, to oversee enhanced operational focus on commercial go-to market activity, increased manufacturing productivity, supply chain efficiency, the delivery of quality and regulatory excellence and digital health products.
•Sue-Jean Lin stepped down as an ECA member ahead of her retirement in March 2025.
2024 Compensation Changes - As a result of changes in the ECA member composition, total compensation for ECA members increased by 4% (in CHF) in 2024, excluding any tax equalization and tax-related payments for prior tax years. There was no change to CEO's target compensation in 2024.

No increases were made to the CEO’s target compensation in 2024.

2024 Incentive Payouts
To ensure our performance goals are appropriately ambitious and aligned to our business strategy, Alcon undertakes a comprehensive approach when evaluating both annual and long-term incentive plan metric targets. Payouts in 2024 are premised on our achieving stretch goals.
SHORT TERM INCENTIVE
In 2024, Alcon delivered solid financial results, with Sales and Core Operating Income broadly in line with targets and Free Cash Flow exceeding expectations. This resulted in a business performance factor ("BPF") of 118% for all eligible associates.
Business Performance Factor

LONG TERM INCENTIVE
For the 2022-2024 long-term incentive ("LTI") performance stock unit ("PSU") award, Alcon exceeded target levels for the two financial metrics (Sales CAGR and Core diluted EPS CAGR). For the Share of Peers metric, we fell short of the target level and we met our goals set out for the Innovation metric, resulting in a performance factor of 144%. Performance-based LTI making up the majority of ECA compensation is the cornerstone of our pay programs and reflects our focus of alignment of the ECA to long-term value creation. Over the three-year performance period, Alcon’s three-year total shareholder return ("TSR") performance exceeded more than three-quarters of our peer group.

Alcon’s TSR performance over the past three years is at the 78th percentile of our peer group.

PSU Performance Factor
Details of our targets and achievements for the STI and LTI are set out in Exhibit 20 and 24.
2025 Outlook
As we head into 2025, the Committee intends to maintain the same overall structure of CEO and ECA compensation as compared to 2024 including base salary, STI, LTI and continuation of robust share ownership requirements, while making minor adjustments to base salary to remain competitive with the market with an increase of 3%. Board compensation will remain unchanged for the period between 2025 AGM - 2026 AGM.

The Board does not intend to make any adjustments to the CEO's target compensation in 2025.

2025 Annual General Meeting
In line with the Articles of Incorporation, we will ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the Board for their term of office from the 2025 AGM to the 2026 AGM. We will also ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the ECA for the 2026 financial year. In addition, we will ask our shareholders to endorse this 2024 Compensation Report in an advisory vote.
On behalf of the Board and the members of the Committee, we thank you for your trust and investment in Alcon as well as your feedback and support.
Sincerely,
Karen May
Chair of the Compensation Committee

Shareholder Outreach

2024 Shareholder Engagement on Executive Compensation
It is our standard practice to engage with our largest shareholders once a year during the fall, to gather their feedback on corporate governance, executive compensation and sustainability practices. In 2024, we contacted 40 shareholders, holding approximately 60% of shares outstanding, to better understand shareholder perspectives and ensure alignment with their expectations.

•Review changes to our largest shareholders' proxy voting policies and perspectives •Plan for outreach to our largest shareholders and institutional investors with active engagement programs
•Conduct engagements with our largest investors and institutional investors to discuss corporate governance, executive compensation and sustainability initiatives
•Share engagement feedback with our Board and committees, as appropriate, for consideration
•Enhance governance practices and disclosures, as warranted

•In advance of the annual shareholder meeting, conduct additional engagement with investors as needed/requested and share feedback with the Board and committees
•Hold annual shareholder meeting
•Review feedback from annual shareholder meeting and determine future priorities

Engagement Highlights

Contacted	Engaged	Director Involvement

Top 40 shareholders, representing 60% of shares outstanding	Engaged in one-on-one meetings with 18 shareholders representing ~40% of shares outstanding	Our Board Chair led 12 discussions with shareholders, representing 35% of shares outstanding

The insights gathered during these engagements were shared with the Committee and Board to further refine our compensation and governance strategies. Feedback from these discussions informed updates to our 2024 executive compensation program to better align with shareholder expectations and best practices. Below sets out what we heard, the actions we took to address shareholder concerns and the rationale for taking such actions.

What We Heard	What We Did	Rationale

Enhanced Disclosure - Shareholders expressed a desire for more disclosure around our short- and long-term incentive plan achievement, targets and metrics.
Refreshed our entire compensation report to communicate our programs more effectively and improve readability for our shareholders. Key enhancements include:
•retrospective disclosure of actual achievement of STI metrics in STI payout table;
•clarification of the Individual Performance Factor ("IPF") multiplier in the STI plan; at maximum 150% IPF, overall impact on the total STI payout is capped at 33%;
•retrospective disclosure of actual achievement of LTI financial metrics in the LTI payout table; and
•enhanced disclosure of non-financial LTI metrics - Share of Peers and Innovation.
•Disclosure enhancements enable shareholders to clearly understand the alignment between performance and payout.

Compensation Peer Group and Talent Marketplace -
The shareholders we engaged with expressed support for our blended peer group given our need to hire the best-in-class medical device and ophthalmology talent.

Continued to use our blended peer group of 11 US and 8 international companies representing Alcon’s size, industry, business mix and global footprint, enhanced disclosure on criteria and our relative positioning against the peer group in terms of market capitalization and revenue.
Shared the realities of Alcon’s talent market dynamics, highlighting that nearly three quarters of Alcon’s broader executive talent is sourced from the medical device industry talent pool, of which the vast majority were sourced from the US.

•Our peer group addresses the business need to attract and retain best-in-class medical device and ophthalmology talent while managing the transatlantic pay gap. Alcon is positioned at bottom of the US peers and near the top of international peers.
•Alcon, founded in Texas over 75 years ago, has a rich history of sourcing CEO and executive talent from the US. This is driven by (i) the typically US-heavy talent pool for medical device and ophthalmology roles, and (ii) a large portion of Alcon’s associate base, including research and development and sales force roles, being located in the US.

What We Heard	What We Did	Rationale

CEO Target Compensation Shareholders are generally supportive of CEO target pay quantum.	CEO target compensation is set judiciously closer to the Peer Group Median; no adjustments have been made to his target compensation in 2024.
•The Board utilizes a consistent blended peer group as a reference point for market competitive compensation and has a holistic approach to reviewing CEO target compensation every year, taking account of pay for performance alignment.

•The figure for Peer Group Median reflects the year in which the annual report/proxy statement is filed.
•Data reported in CHF millions.
•Target compensation = annual base salary + short-term incentive target + long-term incentive target.

Pay for Performance Alignment - Shareholders noted the strong alignment of our performance and pay outcomes.
We conducted a CEO realized pay analysis against our peers demonstrating a strong alignment of pay outcomes with our TSR performance. This analysis was also presented as part of our shareholder outreach (see table below).

•Our analysis shows above median in relative TSR; accordingly, our CEO realized pay is also above median, reflecting our strong performance and our emphasis on long term performance based equity compensation.

Our realized pay for performance analysis indicates alignment between CEO pay and our total shareholder return performance against peers.
3-Year Realized Pay vs. 3-Year TSR Performance

3-Year Realized Pay Ranking
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
A
SYK
ALGN
BSX
ALCON
COO
MRK
ESSL
GIV
BDX
BAX
UCB
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
3-Year TSR Performance Ranking

Legend

A	Agilent Technologies
ALGN	Align Technology
BAX	Baxter International
BDX	Becton Dickinson & Co
BSX	Boston Scientific Corp
ESSL	EssilorLuxottica
GIV	Givaudan SA
MRK	Merck KGaA
SYK	Stryker Corporation
COO	The Cooper Companies
UCB	UCB SA
The above analysis covers 11 CEOs in the peer group who were CEO over the last three years to ensure a like-for-like comparison.

*    Realized Pay = Annualized base salary + earned bonus + value of equity vested over the 3-years period from December 31, 2020 – December 31, 2023.

Compensation at a Glance

Compensation for our ECA members comprises fixed and variable elements. Fixed elements include annual base salary. Variable compensation consists of STI and LTI plans, which are subject to performance measures and capped. Among executives in Swiss-domiciled companies, Alcon’s ECA has one of the highest proportions of pay delivered through performance-based long-term incentives.
2024 ECA Compensation Summary
Our ECA compensation program design remained consistent in 2024, with the vast majority of executive pay delivered in variable compensation. The Committee exercised no positive or negative discretion with regard to payouts under our STI and LTI plans during 2024.
Exhibit 1

CEO Target Compensation	Other members of the ECA Target Compensation (average)	Payment Type	Performance Period	Purpose	Performance Measures	Payout Range

		Cash	—	Reflects the roles and responsibilities for the position	Determined based on market value of role which includes benchmarking anchoring on the market median of peer companies. Other factors considered include business performance, external environment, experience and potential.	—

		Cash	1 Year	Rewards annual performance based on financial and individual performance	•Financial performance BPF: •40% Net Sales •40% Core Operating Income •20% Free Cash Flow •Individual Performance Factor ("IPF")	0%-200% of the STI target Value

		PSUs settled in Alcon shares	3 Years	Rewards long-term value creation and aligns with shareholder interests through PSUs	Metrics include: •25% Net Sales CAGR •25% Core Diluted EPS CAGR •25% Share of Peers •25% Innovation	0%-200% of the number of PSUs

Corporate Governance

Independent Board Members	Independent Compensation Committee	Independent Compensation Consultants	Shareholders & Other Key Stakeholders

The Board approves CEO compensation based on proposals from the Committee. The Committee decides compensation of the other ECA members based upon an analysis of relevant executive compensation practices, policies and benchmarking information. Conduct an annual review with management to ensure succession planning for key leadership positions, including the CEO

Approve incentive goals and compensation structure for ECA members. Reviews and recommends CEO compensation to the independent members of the Board, ensuring alignment with performance and shareholder interests

Provide independent advice on executive compensation, market pay practices and policies, and the overall compensation structure. Offers guidance on incentive plan design, goal-setting and best practices

Engage in regular feedback discussions on executive compensation and governance practices. Shareholder feedback is incorporated into the Board’s decision-making process to ensure transparency and alignment with shareholder expectations

Alcon follows a robust corporate governance framework. The Board determines Board compensation based on proposals from the Committee, which are informed by analysis and review of board compensation practices, policies and benchmarking data. Similarly, the Board approves CEO compensation based on proposals from the Committee. The Committee decides compensation of the other ECA members based upon an analysis of relevant executive compensation practices, policies and benchmarking information.
The Board is responsible for approving the Compensation Report and for the proposal of the aggregate budget of Board compensation and ECA compensation to the shareholders at the AGM upon recommendations of the Committee. The Corporate Governance Report contained in our 2024 Annual Report in "Item 6.C. Board Practice" provides further details regarding the responsibilities of the Compensation Committee.
Compensation Governance
Authority for ECA Compensation Decisions
At Alcon, we are committed to maintaining a robust and transparent governance framework to ensure that our executive compensation aligns with our long-term value creation and shareholder interests. The process is overseen by independent bodies and informed by ongoing shareholder engagement. Exhibit 2 provides an overview of the key roles and responsibilities of these independent bodies.

Exhibit 2

Authority levels in ECA compensation	CEO	CC3	Board	AGM
ECA compensation policy and principles
CEO compensation and benefits
Other ECA member compensation and benefits
CEO performance targets and assessment of achievements
Other ECA members’ performance targets and assessment of achievements
Share ownership requirements for the CEO and other members of the ECA
Maximum aggregate ECA compensation
Incentive plan design and rules
Compensation Report of the Company

– Recommend	– Propose	– Approve
1binding vote
2advisory vote
3the Compensation Committee
Adherence to Strong Governance Practices
The Compensation Committee evaluates many governance factors when designing and establishing compensation for members of the ECA. It uses these mechanisms to help guide its decisions to ensure that the Company is rewarding long-term success, discouraging excessive risk-taking and aligning executive and shareholder interests.
Exhibit 3

WHAT WE DO	WHAT WE DON’T DO

  Provide a majority of executive pay in variable, rather than fixed compensation in order to ensure pay-for performance
  Tie 100% of STI and LTI to appropriately ambitious performance metrics and goals
  Ensure full alignment with shareholder expectations by focusing on long-term incentive as a major part of our total compensation
  Follow best practices in executive compensation design
  Prohibit hedging, pledging and short sales of Company stock by executive officers and Directors
  Have robust share ownership requirements to reinforce alignment between executives and shareholders
  Include forfeiture and claw-back provisions for all variable compensation payments
  Ensure that STI and LTI plans have target and maximum payout limits
  Award all equity grants at market value
  Conduct ongoing investor outreach

  No severance agreements
  No single-trigger change in control payments
  No change in control related excise tax gross ups
  No termination notice period in excess of twelve months
  No stock option awards
  No guaranteed compensation

ECA Compensation 2024

Compensation Philosophy and Principles
Our compensation program designs and our decisions relating to ECA compensation are guided by the following philosophy and principles:

Responsibility	Long-Term Focus	Strong Governance and Shareholder Alignment

Ensures a broadly competitive level of compensation appropriate to each executive's scale of responsibility and individual performance	Supports long-term value creation for shareholders with an emphasis on long-term performance-based compensation for the ECA	Fully embraces Swiss governance expectations and follows principles of simplicity and transparency and continues to engage with shareholders to address their expectations

Market Competitive	Balance and Equity	Pay for Performance

Considers the geographic and industry-specific nature of our talent pool and the medical device industry to attract, retain and motivate a world-class executive team to drive performance	Aligns the compensation program for the senior executives with the broader management and employee population	Ensures pay outcomes are holistically aligned to delivering the right performance for Alcon and shareholders
Pay for Performance
Variable compensation constitutes the majority of total compensation and affirms our pay for performance philosophy (see more information in Exhibits 20 and 24). Actual payouts are contingent on the achievement of predefined Company and individual performance goals to drive accountability and line-of-sight. Performance metrics and goals are aligned with the Company’s business strategy and compensation philosophy, as well as long-term value creation for shareholders. Metrics and goals are approved annually by the Compensation Committee and the Board.
Associate Experience
The Board holds the management team accountable for creating and fostering a strong culture that attracts, develops, rewards and retains its associates. Alcon's strong culture is reflected by our top quartile associate engagement and retention levels. Alcon has received Great Place to Work / Top Employer awards recognition in 27 countries and over 25 other external recognitions which reaffirms a positive associate experience. To learn more about our culture, talent practices and focus on associate experience refer to our 2023 Social Impact and Sustainability Report.

Our pay for performance framework measures our annual financial and operational strength, focused on sustainable, long-term growth and achievement of strategic objectives over three years.
Exhibit 4

Performance Period
2024	2025	2026

Over one year

Short-Term Incentive Emphasis on Annual Financial and Operational Strength	Net Sales 40%

Core Operating Income 40%

Free Cash Flow 20%

Over three years

Long-Term Incentive Focus on Sustainable Growth and Strategic Objectives	Net Sales CAGR 25%	Core diluted EPS CAGR 25%	Share of Peers 25%	Innovation 25%
Goal Setting Approach
To ensure our performance goals are appropriately ambitious and aligned to our business strategy, Alcon undertakes a comprehensive approach when evaluating both annual and long-term incentive plan metric targets. Management and the Committee typically evaluate multiple inputs to provide the necessary perspectives to assist with setting and approving both the annual and long-term performance thresholds, targets and maximums. Both short-term and long-term goals are set at the beginning of the performance period and measured at the end of the performance period. The Committee periodically engages with a third-party advisor to assess Alcon's STI and LTI financial targets and annual target setting process against the peer group. The most recent study conducted in 2023 affirmed Alcon’s strong pay for performance alignment and validated the robustness of its goal-setting process.

Internal factors are specific elements unique to Alcon. These factors inform final goals in addition to external inputs. •Annual budget •Long-term strategic plan •Historical payouts	Our incentive goal-setting process is robust. Our incentive metrics are aligned with shareholder value creation and our goals are in line with investor expectations.	External factors provide market and macroeconomic context. These factors balance shareholder expectations and industry trends. •Relevant peer performance •External factors

Peer Group Approach
External peer compensation is an important market reference point for evaluating the competitive positioning of the members of the ECA, including our CEO.
As highlighted in our shareholder engagement, the Committee believes that a relevant set of peer companies that are similar to Alcon in size, industry, business mix and global footprint, enables shareholders to assess the appropriate levels and practices of compensation and allows for pay for performance comparisons. The Committee approved the peer group in 2019 and no changes have been made to the peer group since its inception except for Allergan, which was removed from the peer group after it was acquired by AbbVie. Alcon’s revenue and market capitalization are above the median of the peer group companies.
Although Alcon is headquartered in Switzerland, a significant portion of our management, sales team and associate population are based in the US. The US is the largest pool for both medical device and ophthalmology talent, and it is therefore critical that Alcon is able to attract and retain key talent from the US. As a result, the Committee has selected a blended peer group of International and US companies (42% International and 58% US) to balance the European compensation structure with a need to compete for US talent. Based on our compensation philosophy, our desired competitive position is to stay near the median of the peer group. The 2024 peer group is outlined in Exhibit 5.
Exhibit 5

Company	Medical Device Industry	Non-US Headquarters	Global Operations
Agilent Technologies Inc.			●
Alcon	●	●	●
Align Technology Inc.	●		●
BauschHealthCompanies Inc.	●	●	●
Baxter International Inc.	●		●
Becton Dickinson & Company	●		●
Biogen Inc.			●
Boston Scientific	●		●
Dentsply Sirona Inc.	●		●
Edwards Lifesciences Corporation	●		●
EssilorLuxottica	●	●	●
Fresenius Medical Care	●	●	●
Givaudan		●	●
Lonza Group		●	●
Merck KGaA		●	●
Smith & Nephew	●	●	●
Stryker Corporation	●		●
The Cooper Companies Inc.	●		●
UCB		●	●
Zimmer Biomet Holding Inc.	●		●

Market capitalization ($ millions)*	Revenue ($ millions)*

*    Market Capitalization and Revenue data available as of December 31, 2024.

The annual total compensation of ECA members is targeted to the median of comparable benchmarks within this peer group. The Committee takes a comprehensive approach and considers compensation practices, structures and levels based on benchmarking information and advice provided by the Committee’s independent external advisors (see more information under the section "Compensation Governance") to inform how it sets the right compensation program for Alcon. The Committee and the Board review the compensation of the CEO and the other ECA members periodically and consider relevant benchmark information. The Committee regularly reviews the peer group and may make adjustments to its composition as appropriate.
Forfeiture and Claw-back Rules
Any variable compensation paid or payable to ECA members is subject to forfeiture and claw-back rules under our STI and LTI plans. These rules allow the Company to withhold unpaid or unvested compensation (forfeiture) or recover compensation already paid in cash or shares (claw-back). Such rules apply in cases where the action or behavior of an executive violates internal codes, guidelines or policies or conflicts with management standards, including Company and accounting rules and regulations or laws. The action to retain or recover variable compensation is subject to applicable laws of the jurisdiction involved. Alcon also adopted its policy for Compensation Recovery in the event of Financial Restatement which contains additional recoupment provisions in accordance with SEC rules and NYSE Listing Standards. The Policy mandates the recovery of certain erroneously paid performance-based incentive compensation that may be received by our ECA members on or after October 2, 2023 if Alcon has a qualifying financial restatement during the three completed fiscal years immediately prior to the fiscal year in which a financial restatement determination is made, subject to limited exceptions.
Share Ownership Requirements for ECA Members
The Board has established share ownership requirements for members of the ECA in order to align executives’ interests with those of shareholders. The ownership requirement is expressed as a multiple of the executive’s annual base salary and is in line with the practices of our peer group. The following Exhibit illustrates those requirements:
Exhibit 6

Ownership guidelines by positions	CEO 6x annual base salary	Other members of the ECA 3x annual base salary

All members of the ECA must meet these requirements within five years of service from the commencement of ECA level role. The ownership requirements ensure that executives’ interests are aligned with those of shareholders. If any ECA member fails to meet or is not on track to meet the requirement, the Committee may take several actions, such as prohibiting the sale of Alcon shares until the requirements are met. Each ECA member has met or is on track to meet the ownership requirements and our CEO has exceeded his ownership requirement.
Compensation Elements
Base Salary
The ECA members’ base salaries set out below are aligned to the market value for the role based on benchmarking against our peer group. Our ECA is comprised of a highly experienced team of leaders in the industry and the Committee sets the ECA members’ salaries in accordance with the management and functional expertise they bring to Alcon. Any ECA annual base salary adjustments are generally in line with the adjustments for the broader associate population.
Exhibit 7

Base Salary	CHF	USD
David J. Endicott, CEO	1,184,500	1,345,274
Other members of the ECA (average)	720,184	817,935
The amounts were converted at the rate of 1.0 CHF : 1.135731 USD

Short-Term Incentive
The short-term incentive compensation element is designed to reward the ECA members for their contribution towards achieving annual Company results and for their individual annual performance. The metrics used for the BPF are the same for all ECA members. The IPF varies by individual. Based on this design, each member of the ECA participates in the overall Company’s success while also being rewarded for their individual contributions. The annual STI award value at target is based on a percentage of the ECA member’s annual base salary.
Exhibit 8

STI payout opportunity as a % of annual base salary	at target	at maximum
David J. Endicott, CEO	120%	240%
Other members of the ECA (average)	87%	174%
The financial metrics for the short-term performance in 2024 are set out in the Exhibit below. The payout of STI is calculated by multiplying the target award by the Business Performance Factor and Individual Performance Factor.
Exhibit 9

	Metric	Weighting	Definition	Rationale

Financial Metrics[1]	Net Sales		Measures the Company’s Net Sales performance	Fosters the Company’s top line performance
	Core Operating Income		Measures the Company’s profitability	Recognizes the primary indicator of profitability
	Free Cash Flow		Measures the Company’s capacity to realize cash	Recognizes cash generated from operating activities, net of investments in capital expenditures

Non-Financial Metric	Individual Performance	Multiplier 0% to 150%	Measures the achievement of individual objectives (including Social Impact and Sustainability objectives) and individual values and behaviors. IPF Impact on overall STI payout is capped at 33%	Considers individual contribution to the Company’s results

How STI Payout is Determined
Exhibit 10

										Individual Performance Factor 0% - 150%		STI Payout 0%-200% (cap)
STI Target Amount				Addition of weighted metrics achievement = BPF 0% - 150%

Annual Base Salary[2]	x	STI Target %	x	Net Sales (40%)	+	Core Operating Income (40%)	+	Free Cash Flow (20%)	x		=

1Financial achievements are measured in constant exchange rates to reflect operational performance and exclude the impact of acquisitions, divestitures and certain non-recurring items in accordance with the short-term incentive plan.
2Annual Base Salary earned during the financial year.

Each ECA member has five individual performance goals with each having specific measurable objectives and initiatives. In 2024, the Board and Committee continued to incorporate the achievement of Social Impact and Sustainability objectives in determining the IPF for ECA members and overall STI payout. The five focus areas are as outlined below:

Win with Customers	Deliver Innovation	Inspire Our People	Drive Efficiency	Execute Our Growth Plan With Integrity

Performance levels, thresholds, targets and maximum values for the financial performance metrics and individual performance goals, including Social Impact & Sustainability goals, are determined at the beginning of each one-year performance period and measured at the end of the performance period. In line with good governance practice, the Board and the Committee set targets that are appropriately ambitious and aligned with the Company’s business strategy and the Board’s strategic plan without encouraging the ECA member to take undue risks.
At the end of the year, the Board and the Committee assess each ECA member's achievement of performance objectives to determine their individual performance and IPF. The IPF is determined by the achievement of individual objectives and the demonstration of values and behaviors. The individual performance rating is the basis for determining the IPF (between 0% and 150%). IPF Impact on overall STI payout is capped at 33%. The CEO and other ECA members are not present when their respective IPF is discussed and determined.
Long-Term Incentive
The long-term incentive plan ties a significant portion of ECA members’ compensation to long-term Company performance, aligning their interests with shareholders. LTI awards consist of 100% PSUs that convert to shares upon vesting, contingent on performance over a three-year period. The annual LTI target value is a percentage of each ECA member’s base salary.

Our LTI is granted 100% in Performance Stock Units.

Exhibit 11

LTI Payout Opportunity as a % of annual base salary	At Target	At Maximum[1]
David J. Endicott, CEO	575%	1,150%
Other members of the ECA (average)	195%	390%
1The maximum number of units that may be earned is limited to 200% of the target number of units granted.
The metrics for the measurement of long-term performance are set out in Exhibit 12. The payout is calculated by adding the weighted achievements of the individual targets in a range from 0-200% and multiplying the number of PSUs granted by the resulting performance factor.

Exhibit 12

Metric	Weighting	Definition	Rationale

Net Sales CAGR[1,2]		Measures the Company’s Net Sales performance over a 3-year period	Drives the Company’s sales growth performance

Core Diluted EPS CAGR[2]		Measures the earnings per share over a 3-year period	Aligns ECA compensation with shareholder value creation by measuring growth in earnings per share

Share of Peers
Measures the Company’s market share of key Surgical and Vision Care product categories relative to competitors using third party syndicated data. Calculated as the change in share across a three-year period
Indicates how well we compete with our peers in terms of market share, and ties achievement to long-term value creation

Innovation
Measures the key product pipeline and achievement of milestones across a three-year period. There are 10 milestones per cycle, typically five in each of the Surgical and Vision Care segments as approved by the Innovation Committee. Measures include:
•Timeline: On-time completion of key product development activities
•Program Cost: Budget adherence
•Product Cost: Ability to meet unit cost targets; and
•Target Product Profile: Achievement of intended product benefits, measured by first-year revenue
Accounts for future products and key future growth drivers as a leading indicator of success

1CAGR means Compound Annual Growth Rate.
2Financial achievements are measured in constant exchange rates to reflect operational performance. Impact of acquisitions, divestitures and certain non-recurring items are excluded from financial achievement in accordance with the long-term incentive plan.
How the number of PSUs Vesting is Determined
Exhibit 13

Payout/Number of PSUs
Number of PSUs at Target						Addition of weighted metrics achievement = Performance Factor 0% - 200%

Target Amount				Stock Price on Date of Grant (closing price)		Net sales CAGR (25%)		Core diluted EPS CAGR (25%)		Share of Peers (25%)		Innovation (25%)

Annual Base Salary	x	LTI Target %	÷		x		+		+		+		=

Similar to the STI award, the thresholds, targets and maximum values for the LTI performance metrics are determined at the onset of the three-year performance period. In line with good governance practice, the Board and the Committee set targets that are appropriately ambitious, aligned with the strategic plan and avoid creating incentives to take undue risk.
At the end of the three-year performance period of each LTI award, the Board and the Committee determine the performance achievements of each metric against the targets originally set.
At the end of the performance period of each LTI award, the Company intends to disclose in the applicable compensation report details of the final LTI payout.
Benefits
Alcon is a global company headquartered in Switzerland with multinational operations; the US serves as the largest pool for both medical device and ophthalmology talent. Of the seven ECA members, five are on Swiss employment contracts and two have employment contracts governed by the US law. Five of our ECA members have been relocated to Switzerland from their home base and are supported with relocation benefits in line with our global mobility policy as highlighted below. Generally, for associates on international assignments:
•Over 70% of the benefit costs are related to maintaining the cost-of-living position neutral to their home base
•Of the 70%, over 75% of these costs are attributable to tax neutralization
All ECA members are enrolled in benefit plans providing for retirement income savings and insurance for disability and loss of life. These plans are in line with local market practices and legislation and are subject to the Company's plan rules and policies. The ECA members and the Company make statutory contributions.
Exhibit 14

Retirement savings and insurance contributions
Retirement and insurance benefits plan contributions provided in line with local market practice (most governed by legal provisions) - Company-paid:
•Contributions to retirement savings
•Insurance premiums for disability and survivor benefits
•Health insurance (only in the US)
•Contributions to mandatory social security systems

Other benefits
•Tax Equalization*
•Housing, schooling/education fees
•Cost of living adjustments
•International health insurance
•Moving and Relocation allowance
•Car allowance and other transportation expenses
•Expense and representation allowance in line with Swiss market practice (covering small expenses)

*The extent of tax equalization payments varies each year due to the timing of notification from tax authorities and other factors.

CEO Target Compensation
The Board is responsible for attracting and retaining strong leadership talent, with management motivation and retention seen as critical to Alcon’s long-term success. Alcon’s CEO, Mr. David Endicott, has consistently met or exceeded priorities set by the Board and delivered strong, sustained performance since our spin-off in 2019.
Mr. Endicott’s target compensation consists of base salary, STI and PSUs. The Compensation Committee recommended, and the Board approved, that Mr. Endicott would receive no increase to any component of his target compensation for 2024.

CEO target compensation was not adjusted for 2024	No CEO target compensation change anticipated for 2025

Exhibit 15
CEO Target Compensation (CHF millions)

All of Mr. Endicott’s target compensation other than base salary is tied to the achievement of pre-established and rigorous performance goals that are central to the creation of long-term value for shareholders. No adjustments were made to Mr. Endicott’s 2024 target compensation.

When compared to the peer group, Mr. Endicott’s performance-based compensation as proportion to target compensation (87%) is notably higher than the average of the peer companies.
Exhibit 16
Note: Time-based LTI includes restricted stock and stock options.
Additional details of each component of Mr. Endicott’s 2024 compensation appear throughout this compensation report.

While Alcon's market capitalization and revenue are above the median of the peer group, Mr. Endicott's target compensation is below the median. Alcon sets the CEO's target compensation with reference to the US and international peers to address the business need to attract and retain best-in-class medical device and ophthalmology talent, primarily found in the US.

Reflects a thoughtful and balanced approach towards setting CEO target compensation	Alcon CEO’s target compensation is positioned at 40th percentile of the peer group

Exhibit 17
CEO Target Compensation against US Peers
(CHF millions)

Stryker
Align
Becton
Boston & Scientific
Agilent
Zimmer
Baxter
Biogen
Peer Group Median
Edwards
*Cooper
Alcon CEO
9.4
DENTSPLY
0
CHF 4
CHF 8
CHF 12
CHF 16
Base Salary
Target STI
Target LTI

CEO Target Compensation against International Peers
(CHF millions)

*Bausch Health
Peer Group Median
EssilorLuxottica
Alcon
9.4
Merck KGaA
Smith & Nephew
Fresenius Medical
Givaudan SA
UCB SA
Lonza Group AG
0
CHF 4
CHF 8
CHF 12
CHF 16
Base Salary
Target STI
Target LTI

*Peer Group Median represents median for the entire peer group.

Alcon's market cap and revenue positioned at 188% and 128% of the US peers median respectively as of December 31, 2024.

CEO target compensation continues to be at the low end of US peers and high end of International Peers

Direct competitor (noted with*) CEO target compensation higher than Alcon CEO despite smaller market cap and revenue

Alcon’s market cap and revenue positioned at 107% and 111% of the International peers median respectively as of December 31, 2024.

Compensation Payments to the ECA Members
ECA Compensation Payments 2024
The following Exhibit 18 sets forth the total compensation received by the CEO (who is the highest paid member of the ECA) and the aggregate total compensation received by all of the other ECA members for the period from January 1, 2024 to December 31, 2024. In 2024, Ms. Martin was appointed as a new ECA member after Ms. Lin stepped down as an ECA member ahead of her retirement in March 2025. No special payments or equity awards were made to Ms. Martin upon the start of her new role. Mr. Bell assumed a new role in the Company (continuing on the ECA). All changes were effective September 1, 2024.
In 2024 total compensation for the ECA members increased by 4% (in CHF) primarily due to ECA composition changes and currency exchange rate fluctuations. The increase excludes the impact of tax equalization and other taxation-related payments for prior tax years. This impact varies each year due to the timing of notification from tax authorities and other factors.
The compensation Alcon paid to the ECA members in 2024 remained within the approved Say-On-Pay budget.
Exhibit 18

Compensation Gross Amounts	Fixed Compensation		Variable Compensation		Additional Compensation	Totals in USD	Totals in CHF
From January 1, 2024 to December 31, 2024	Annual Base Salary[1]	Pension and Insurance[2]	2024 Short-term Incentive[3]	2024-2026 Long-term Incentive[4]	Other Benefits[5]	Total Compensation[6]	Total Compensation[6]
David J. Endicott, CEO	1,345,274	184,504	2,228,741	8,095,197	1,386,253	13,239,969	11,657,663
Aggregate amount of 6 other ECA members	4,833,912	876,332	5,866,058	9,649,072	7,797,650	29,023,024	25,554,488
Totals in USD[6]	6,179,186	1,060,836	8,094,799	17,744,269	9,183,903	42,262,993
Totals in CHF[6]	5,440,713	934,056	7,127,391	15,623,655	8,086,336		37,212,151
1The total of Annual Base Salaries paid for the period from January 1, 2024 to December 31, 2024, including increases effective throughout the year, if applicable. Ms. Lin and Ms. Martin's base salaries are included for their respective time periods as an ECA member.
2The pension and insurance benefits are the actual contributions paid by Alcon to benefit plans for the period from January 1 to December 31, 2024. It also includes the amount of USD 52,761 for mandatory contributions paid by Alcon to governmental social security systems for all ECA members, which provide the ECA members with the right to the maximum future insured government pension benefit. The aforementioned amount is a portion of a total amount of contributions of USD 1,945,626 paid by Alcon to the social security systems.
3The STI award disclosed is the amount earned for the performance year 2024. It will be paid in March 2025 in cash. Ms. Lin and Ms. Martin's STI awards are included for their respective time periods as an ECA member.
4The amounts of the 2024-2026 LTI awards represent the total value of the target number of PSUs granted to the CEO and six active ECA members on February 21, 2024 using the applicable exchange rate as of the last business day of the prior year pursuant to standard company practice for all LTI recipients. The value of the PSUs is based on the closing price of the underlying Alcon share on the date of grant of USD 79.78. In accordance with Swiss market practice, the target value of the PSU at grant, reflects the assumption that the awards will vest at 100% achievement, excluding any share price movement that may occur over the performance period. The future payout will be determined only after the conclusion of the performance period in three years (i.e. at the end of 2026) and the awards will vest in February 2027. The payout range is between 0% and 200% of the target number of PSUs. Ms. Lin stepped down as an ECA member on August 31, 2024.
5The amounts of other benefits include the contractual Company-paid benefits, values of benefits in kind, payments made and payments or values to ECA members for the relevant period in 2024, including car allowance, other transportation expenses and global mobility benefits for international assignment (e.g., housing, schooling, tax equalization, cost of living adjustment and other international relocation benefits). Ms. Lin and Ms. Martin's other benefits are included for their respective time periods as an ECA member.
6Payments to ECA members were made in CHF and/or USD. The amounts were converted for the purpose of this presentation at the rate of 1.0 CHF : 1.135731 USD.

ECA Compensation Payments 2023
The following Exhibit 19 sets forth the total compensation received by the CEO (highest paid member of the ECA) and the aggregate total compensation received by all of the other ECA members for the period from January 1, 2023 to December 31, 2023.
The compensation Alcon paid to the ECA members in 2023 remained within the approved Say-On-Pay budget.
Exhibit 19

Compensation Gross Amounts	Fixed Compensation		Variable Compensation		Additional Compensation	Totals in USD	Totals in CHF
From January 1, 2023 to December 31, 2023	Annual Base Salary[1]	Pension and Insurance[2]	2023 Short-term Incentive[3]	2023-2025 Long-term Incentive[4]	Other Benefits[5]	Total Compensation[6]	Total Compensation[6]
David J. Endicott, CEO	1,318,235	179,784	2,657,562	7,365,435	804,375	12,325,391	11,074,980
Aggregate amount of 6 other ECA members	4,575,645	907,127	6,375,556	7,975,173	4,324,534	24,158,035	21,707,202
Totals in USD[6]	5,893,880	1,086,911	9,033,118	15,340,608	5,128,909	36,483,426
Totals in CHF[6]	5,295,946	976,644	8,116,708	13,784,303	4,608,581		32,782,182
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
3The STI award disclosed is the amount earned for the performance year 2023. It was paid in March 2024 in cash.
4The amounts of the 2023-2025 LTI Awards represent the total value of the target number of PSUs granted to the CEO and six active ECA members on February 22, 2023. The value of the PSUs is based on the closing price of the underlying Alcon share on the date of grant of USD 72.09 using the applicable exchange rate as of the last business day of the prior year pursuant to standard company practice for all LTI recipients.
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
6Payments to ECA members were made in CHF and/or USD. The amounts were converted for the purpose of this presentation at the rate of 1.0 CHF : 1.112904 USD.
Outcome of Performance Awards 2024
2024 Short-Term Incentive

NET SALES
In Surgical, growth was driven by international markets. In Implantables, growth was led by ATIOLs in international markets, partially offset by slower market conditions and competitive pressures in the US. In Consumables, growth was driven by vitreoretinal and cataract consumables, including price increases. In Equipment, growth was broadly in line with the prior year as the prior year benefited from strong demand for equipment in international markets.
In Vision Care, Contact Lens growth was driven by product innovation, including our toric and multifocal modalities, and price increases. Ocular Health growth was primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears, partially offset by a decline in contact lens care. The prior year period also benefited from the recovery from supply chain challenges.

CORE OPERATING INCOME
Core operating income increased compared to the prior year period. Core gross margin decreased 0.3 percentage points from higher costs of inventory in Surgical and significantly higher inventory provisions in Vision Care. In the second quarter of 2024, a supplier-related quality issue resulted in a negative impact of $30 million or 0.3 percentage points. This was partially offset by favorable product mix and manufacturing efficiencies in Vision Care. Core operating margin benefited from improved operating leverage in selling, general and administration expenses from higher sales.

FREE CASH FLOW
Free Cash Flow was a record for 2024 and above target, due to increased cash flows from operating activities and a decrease in capital expenditures.
Exhibit 20 shows the weighting, target and payout level for the 2024 STI.
Exhibit 20

Performance Metric	Weighting	2024 Target[1] ($ millions)	2024 Actual Achievement[1,2] ($ millions)	Payout Level	Weighted Payout[3]
Net Sales	40%	9,983	9,922	94%	38%
Core Operating Income[4]	40%	2,090	2,089	100%	40%
Free Cash Flow[4]	20%	1,400	1,716	200%	40%
BPF	100%				118%
1Expressed at the exchange rates prevalent at the time of Board approval to reflect operational performance.
2Excludes the impact of acquisitions, divestitures and certain non-recurring items as applicable in accordance with the short-term incentive plan.
3Rounded to the nearest whole %.
4Core Operating Income and Free Cash Flow are non-IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information.
Each ECA member has five individual performance goals with each having specific measurable objectives and initiatives. In 2024, the Board and Committee continued to incorporate the achievement of Social Impact and Sustainability goals in determining the IPF for ECA members and their overall STI payout. The five focus areas, for which all ECA members are accountable, are as outlined in Exhibit 21.
At the end of the year, the Committee assesses each ECA member's achievement of performance objectives to determine their individual performance and IPF which directly impacts the final STI payout amount. An average Individual Performance Factor of 117% was determined for the ECA members excluding the CEO, resulting in an average STI payout of 138% of target.

For 2024, the CEO’s individual performance goals assessment according to the five focus areas is outlined below. Individual performance goals, including Social Impact & Sustainability goals, are set at the beginning of the year, and assessed by the Board at the end of the performance year.
Exhibit 21

Focus Areas	Achievements

Win with Customers
•Delivered healthy financial results: Alcon grew +5% or +6% on a constant currency basis[1]; Surgical grew +4% or +5% on a constant currency basis[1], and Vision Care grew +6% or +7% on a constant currency basis[1], with both franchises growing above reported market growth
•Overachieved on customer service: Supply chain metrics reached 101% of Surgical goal and 103% of Vision Care goal

Deliver Innovation
•Achieved, on-schedule, our top research and development programs to product launch stage, including Unity VCS/CS and AR-512
•Overachieved our business development and licensing deal flow targets, resulting in high-impact deals in surgical glaucoma, pharmaceuticals and next-generation equipment

Inspire Our People
•Advanced all our culture and talent goals, achieving top quartile performance in employee engagement and voluntary turnover as measured against external industry benchmarks
•Advanced all of our social responsibility targets and remain on track to achieve external commitments:
•Overachieved our low-middle-income-country program goal: Helped improve vision for 1m patients
•Overachieved our Children’s Vision Program objectives: Screened and provided spectacles for over 31K children
•Overachieved our GHG emissions reduction to 115 GHG/terajoules
•Reduced our estimated landfill diversion rate, achieving 96.6% for non-hazardous waste

Drive Efficiency	•Overachieved on our procurement savings capture, reaching 106% of our annual program goal •Overachieved our efficiency program certification and participation, reaching over 102% of program goal

Execute our growth plan with integrity
•Executed strong operating leverage: Core Operating Income grew +10% or +14% on a constant currency basis[1] and Core Diluted Earnings per Share grew to $3.05[1]
•Attained a 9% fiscal year share price increase, exceeding our direct peer average, global peer average and relevant healthcare and medical device market indices

1Constant currency and core results such as core operating income and core diluted EPS are non IFRS measures. Refer to "Item 5.A. Operating Results—Supplementary Information—Definitions and Reconciliations of Non-IFRS Measures" section for additional information.

CEO Assessment and Payout
Based on the Board and the Committee’s assessment of the CEO’s performance against his individual goals in 2024, Mr. Endicott’s IPF was assessed at 117%, resulting in an overall STI payout of 138% of target.

STI Target Amount		Business Performance Factor		Individual Performance Factor		STI Payout

$1,614,328 (120% of annual base salary)	x	118%	x	117%	=	$2,228,741

2022-2024 Long-Term Incentive
The 2022-2024 LTI awards for the CEO and other ECA members vest in 2025. The Alcon LTI program for the ECA consists of 100% PSUs. PSUs vest based on achievements against four metrics: Net sales CAGR, Core diluted EPS CAGR, Share of Peers and Innovation, weighted equally. Alcon undertakes a rigorous goal setting process to establish ambitious goals while balancing against incentivizing excessive risk taking and the approach is explained above under section "Goal Setting Approach". We have summarized the performance of our PSU metrics including enhanced disclosures for our non-financial metrics and actual achievements for the financial metrics.

NET SALES CAGR
Over the three-year performance period, Alcon's net sales exceeded target. In Surgical, Consumables benefited from robust cataract and vitreoretinal markets. In Implantables, we saw growth in ATIOLs in international markets. In Equipment/other, we saw strong performance in international markets reflecting a replacement cycle. In Vision Care, Contact Lenses benefited from product innovation, including the TOTAL30 and PRECISION1 families, as well as the continued strength of DAILIES TOTAL1, and price. In Ocular Health, we saw continued growth primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears.

CORE DILUTED EPS CAGR
Over the three-year performance period, core diluted EPS grew at a compounded annual growth rate that exceeded the target. This was driven by strong sales and operating leverage, as sales growth outpaced expense growth. Our transformation program, which was completed in the fourth quarter of 2023, has enabled the optimization of our cost structure, delivering leverage while we continued to invest in research and development and sales and marketing. This performance was achieved despite macroeconomic headwinds, including inflationary pressures, geopolitical uncertainty and volatile currencies.

SHARE OF PEERS
In Vision Care, our growth in contact lenses has consistently outpaced the market, mainly driven by our innovative portfolio, including the PRECISION1 and TOTAL30 families, as well as our specialty lenses. In Ocular Health, our Systane brand of artificial tears has also outpaced market growth, mainly driven by our innovative Multi-Dose Preservative-Free formulations.
In Surgical, Alcon gained share in the monofocal IOL category, mainly driven by the strong performance of Clareon, our newest IOL platform. We also gained share in cataract consumables, as measured by our sales of phacoemulsification fluidics management systems. In ATIOLs, where Alcon already has leading share positions in most markets, Alcon trailed market growth, while winning share in key geographies, including China.

Segments	# of Product Categories	Weighting	Share Data Source
Vision Care	2	45%	Gfk-Value/IRI, Amazon, Nielsen, IQVIA
Surgical	4	55%	MarketScope

INNOVATION
We have continued to execute on our research and development strategy to meet innovation milestones for target product profile, timelines and program costs set out in the 2022-2024 cycle. Innovation program achievements during this period included advancing key Surgical equipment pipeline projects, progressing key Vision Care programs, as well as the commercial success of TOTAL30 and DAILIES TOTAL1 for Astigmatism. Key innovation milestones in the Surgical and Vision Care segments are outlined below:
Exhibit 23

Milestone Categories	Key Highlights

Timeline Measure the on-time completion of key product development activities	Met timeline adherence for multiple contact lens development programs

Program Cost Measure budget adherence	Delivered Vision Care product cost improvement in development stage

Target Product Profile Measures the accuracy of a fully developed product’s benefits based on first full year revenue	Delivered target product profile targets for •TOTAL30 for Astigmatism •DAILIES TOTAL1 for Astigmatism

Exhibit 24

Performance Metric	Weighting	Target	Actual Achievement	Payout Level	Weighted Payout % (0-200%)[1]
Net Sales CAGR[2]	25%	6.0%	9.8%	200%	50%
Core diluted EPS CAGR[2,3]	25%	15.5%	26.3%	200%	50%
Share of Peers	25%	Restricted Data[4]	Restricted Data[4]	75%	19%
Innovation	25%	Commercially Sensitive[5]	Commercially Sensitive[5]	100%	25%
PSU payout					144%
1Rounded to the nearest whole %.
2Measured at constant exchange rates to reflect operational performance. Excludes the impact of acquisitions, divestitures and certain non-recurring items as applicable in accordance with the long-term incentive plan. Constant currency is a non-IFRS measure.
3Core diluted EPS is a non-IFRS measure.
4Data is provided by third-party which restricts disclosure.
5Target and Actual Achievement not disclosed due to competitive nature of the metric.
Based on our results, the performance factor for the 2022-2024 PSU award was 144%.

Equity Instruments Granted to the ECA Members
Equity Instruments Granted in 2024
The PSU Awards for the performance period 2024-2026 were granted on February 21, 2024 to the CEO and the six other members of the ECA. The number of PSUs are set out in Exhibit 25 below. The values of the awards are based on the closing price of the underlying Alcon share on the date of grant and disclosed in section "ECA Compensation Payments 2024", Exhibit 18.
Exhibit 25

Number of Units Granted to	2024 PSUs Based on the 2024-2026 LTI Target Award[1]
David J. Endicott, CEO	101,469
Other ECA members	120,946
Total	222,415
1The values of the awards in PSUs are disclosed under "ECA Compensation Payments 2024" (Exhibit 18).
Equity Instruments Granted in 2023
The PSU Awards for the performance period 2023-2025 were granted on February 22, 2023 to the CEO and the six other members of the ECA. The number of PSUs are set out in Exhibit 26 below. The values of the awards are based on the closing price of the underlying Alcon share on the date of grant and disclosed in section "ECA Compensation Payments 2023", Exhibit 19.
Exhibit 26

Number of Units Granted to	2023 PSUs Based on the 2023-2025 LTI Target Award[1]
David J. Endicott, CEO	102,170
Other ECA members	110,628
Total	212,798
1The values of the awards in PSUs are disclosed under "ECA Compensation Payments 2023" (Exhibit 19).

Share Ownership of the ECA Members
The number of Alcon shares or share-based units held by ECA members and “persons closely linked” (as defined below) to them as of each of December 31, 2024 and December 31, 2023 is set out in the Exhibit below. As of each of these dates, no ECA members, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon.
Exhibit 27

Number of Units	December 31	Vested Shares	Unvested Target PSUs	Total
David J. Endicott	2024	207,111	275,279	482,390
	2023	232,914	251,726	484,640
Laurent Attias	2024	22,619	35,978	58,597
	2023	19,637	33,886	53,523
Ian Bell	2024	30,232	59,449	89,681
	2023	40,243	54,562	94,805
Leon Sergio Duplan Fraustro	2024	22,473	49,349	71,822
	2023	21,166	61,072	82,238
Kim Martin	2024	12,030	66,715	78,745
	2023	N/A	N/A	N/A
Rajkumar Narayanan	2024	37,827	48,254	86,081
	2023	34,609	41,634	76,243
Tim C. Stonesifer	2024	134,234	98,245	232,479
	2023	97,029	92,316	189,345
Total[1]	2024	466,526	633,269	1,099,795
	2023	445,598	535,196	980,794
12023 total excludes the shares owned by former ECA member Sue-Jean Lin as follows: Vested shares - 48,161, Unvested RSUs - 1,971, Unvested target PSUs -37,315, Total - 87,447.
Additional Disclosures
Employment Agreements
The Company and the members of the ECA entered into employment agreements for an indefinite period of time. Five of seven ECA members’ employment agreements are governed by Swiss law. Two ECA member’s employment agreements are governed by US law.
All employment contracts with ECA members provide for advanced notice of termination of employment, none of which exceed a 12-month period in accordance with our Articles of Incorporation. None of the employment agreements with the ECA members provide for any severance payment. For a description of Alcon’s change of control mechanisms, please see “Item 6. Directors, Senior Management and Employees—6.C. Board Practice—Corporate Governance—“Changes of Control and Defense Measures.”
Such employment agreements also prohibit the ECA member from competing against Alcon for a period up to 12 months after termination in accordance with our Articles of Incorporation.

Payments to Current or Former Members of the ECA
Effective September 1, 2024, Ms. Lin stepped down as an ECA member ahead of her retirement in March 2025. Thereafter, she received contractually agreed remuneration comprising of outstanding base salaries, STI, pensions costs, other global mobility benefits and tax equalization payments during the period when she was no longer an ECA member. The total amount was CHF 2.2 million of which CHF 1.7 million accounts for tax payments made to maintain her tax neutral position for the time period she was in Switzerland as an ECA member. No payments (or waivers of claims) other than those set out in Exhibit 18 (including the related notes) under section "ECA Compensation Payments 2024" were made to current members of the ECA or to “persons closely linked” to them.
Loans to Members of the ECA
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the ECA or to “persons closely linked” to them. As a result, no loans were granted in 2024, and none were outstanding as of December 31, 2024.
Persons Closely Linked
Persons closely linked to members of the ECA are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, (iv) any legal or natural person who is acting as their fiduciary or agent and (v) family trusts.
Compensation Expense 2024
The total expense for the year 2024 for compensation awarded to ECA members, using International Financial Reporting Standards (IFRS) measurement rules, is presented in Note 24 to the Company’s audited Consolidated Financial Statements. The numbers for compensation expense in Note 24 may differ from the numbers reported in this 2024 Compensation Report due to the accounting and disclosure standards applied.
Alcon Share-Based Units Awarded to Alcon Associates in 2024
In the financial year 2024, the total of approximately 2.3 million restricted shares, RSUs and target PSUs (all unvested) were granted, and approximately 1.9 million Alcon shares vested and were delivered to Alcon associates under the various equity-based incentive or participation plans. Current unvested equity instruments (restricted shares, RSUs and target PSUs) represent approximately 1% of issued shares. Alcon delivers treasury shares to associates to fulfill these obligations.
ECA Mandates Outside of Alcon
Pursuant to Swiss law, the Compensation Report must specify the functions of the ECA members in other for-profit undertakings. According to article 34 of Alcon's Articles of Incorporation, there are limitations as to the number of mandates outside of Alcon that each of our ECA members may have. As of December 31, 2024, the following external mandates in for-profit undertakings are subject to these limitations. Listed companies are denoted with an asterisk (*).
Exhibit 28

Ian Bell	Cylite Ltd.	Board member
Kim Martin	Accentcare, Inc.	Board member
Timothy C. Stonesifer	Insulet Corporation*	Board member
Other members	None

Board of Directors Compensation 2024

Compensation Framework – Components of Board Pay
The Board compensation was set at a level that allowed for the attraction and appointment of high-caliber talent for Board roles with the relevant background and skills, including global experience in the medical devices and ophthalmology industries. The Board is comprised of both Swiss and international members.
Non-executive Board members receive a base fee, with additional fees for roles such as Chair and/or member on the Board committees. The Vice Chair also receives an additional fee. The Board Chair does not receive additional fees for work in committees. David J. Endicott, the CEO of Alcon, does not receive any fees for his Board membership. Mr. Endicott is compensated as a member of the ECA, and his compensation is disclosed in section "ECA Compensation 2024." No increase was made to Board compensation in 2024.
The following table sets out the compensation for the non-executive members of the Board from the 2024 AGM to the 2025 AGM:
Exhibit 29

Board Function	CHF	USD[1]
Annual base fee:
Board Chair	1,150,000	1,306,091
Board member base fee (Board retainer fee)	205,000	232,825
Additional fees:
Vice Chair	40,000	45,429
Chair of the Audit and Risk Committee	70,000	79,501
Chair of the Compensation Committee	60,000	68,144
Chair of the Governance and Nomination Committee	60,000	68,144
Chair of the Innovation Committee	60,000	68,144
Member of the Audit and Risk Committee	35,000	39,751
Member of the Compensation Committee	30,000	34,072
Member of the Governance and Nomination Committee	30,000	34,072
Member of the Innovation Committee	30,000	34,072
1The Board fees are converted at the rate of 1.0 CHF : 1.135731 USD.
In 2024, the following framework applied to the compensation of non-executive Board members:
•Fifty percent of the total fees is paid in shares on a mandatory basis in two installments: September 2024 and March 2025;
•Fifty percent of the total fees is paid in cash in four installments: June, September and December 2024 and March 2025;
•Each Board member may elect to receive up to one hundred percent of their fees in shares;
•The fees are paid in Swiss Francs;
•The shares delivered are unrestricted (free shares) listed on the SIX Swiss Exchange;
•The members of the Board are subject to share ownership requirements (as noted in Exhibit 30);
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
Exhibit 30

Board Chair and Other Board Members 1x annual base fee

Each member of the Board has met or is on track to meet the ownership requirement. Board members are prohibited from hedging or pledging their ownership positions in Alcon shares that are part of the share ownership requirement.
Compensation Governance
Authority for Board Compensation Decisions
Decisions regarding Board compensation are taken by the Board upon proposals from the Committee. The Committee's proposals are based on analysis and review of compensation practices, policies and benchmarking information provided by external compensation advisors.
The Board is responsible for approving the Compensation Report and for proposing the aggregate budget of Board compensation subject to a shareholders’ vote at the applicable AGM.
Exhibit 31

Authority Levels in Board Compensation	CC	Board	AGM
Board compensation policy and principles
Board Chair compensation
Other Board member compensation
Share ownership requirements for Board members
Maximum aggregate compensation of the Board members
Compensation Report of the company

– Recommend	– Propose	– Approve
1binding vote
2advisory vote
The Corporate Governance Report in "Item 6.C. Board Practice" of this Annual Report provides further details to the authorities of the Committee.

Independence of Members of the Compensation Committee
Each of the members of the Committee meets the independence criteria set forth in our Board Regulations. Effective from the 2024 AGM, the Committee has been comprised of the following four members: Karen J. May (Chair), Thomas H. Glanzmann, Scott Maw and Ines Pöschel. At each AGM, the shareholders elect the members of the Committee individually for a term of office of one year. The Board then nominates the Committee Chair. Our Articles of Incorporation permit re-election to the Committee. Alcon's 2024 Corporate Governance Report contained in Item 6.C. of the Alcon 2024 Annual Report, provides details regarding the members of the Board and the independence criteria for Board members. The Board Chair, the CEO and the Secretary of the Board may attend the Compensation Committee meetings by invitation but are not present when decisions concerning their own interests are made.
The Compensation Committee’s External Advisors
During 2024, the Committee retained Willis Towers Watson ("WTW") as its external compensation advisor. For the same period, the Committee also retained HCM International (Switzerland) ("HCM") for advice with regard to Swiss compensation matters. The Committee appointed each of them in 2019 following a thorough process of evaluating proposals from various consulting firms. During 2024, WTW provided additional services to Alcon related to, among other things, consulting services related to compensation, pension and benefit programs. During the same period, HCM did not provide additional services to Alcon.
The Committee conducted a review of the support received from the selected external advisors and is satisfied with the result of the work completed in 2024. At least annually, the Committee will evaluate the quality of the consulting services received and the need to use specific advisors.
Compensation of the Members of the Board of Directors
Board Compensation 2024
Exhibit 32 outlines the total compensation received by non-executive members of the Board during 2024.
The disclosed compensation represents:
•The fees paid to the members of the Board in March 2024, which was the last installment of the fees for their term of office up to the 2024 AGM; and
•The fees paid up to December 31, 2024 for their term of office from the 2024 AGM to the 2025 AGM.
The installment of the fees paid in March 2024 completed the delivery of all fees due for the term of office from 2023 AGM to the 2024 AGM. The total of fees paid for that term remained within the approved budget.
The fees paid between the 2024 AGM and December 31, 2024 to the members of the Board of Directors are only a part of the total fees they will receive for the service on the Board during the term of office from the 2024 AGM to the 2025 AGM (three of four installments). In accordance with our normal payout schedule, a further payment of fees in cash and shares will be made in March 2025. The board fee structure did not change from 2023 to 2024, variance in 2024 compensation is primarily due to the differences in cash and shares election from year to year.
The CEO of Alcon, David J. Endicott, is not included in this Exhibit 32 as he is not compensated for his Board membership. Mr. Endicott is compensated as a member of the ECA, and his compensation is disclosed in section "ECA Compensation 2024."

Exhibit 32

Board Members, Functions[1]	Payment in Cash	Tax, Other Cash and Other Payments[2]	Payment in Shares[3]	Number of Shares[4]	Total Fees 2024
F. Michael Ball Board Chair, member GNC	489,784	247,144	734,550	8,284	1,471,478
Lynn D. Bleil Member ARC, IC	153,324	40,171	114,975	1,280	308,470
Raquel C. Bono Member IC	91,746	47,528	137,572	1,537	276,846
Arthur B. Cummings Member IC	133,448	73,995	92,699	1,032	300,142
Thomas H. Glanzmann Chair IC, member GNC, CC		26,218	350,330	3,900	376,548
D. Keith Grossman Vice Chair, Chair GNC, member IC		97,567	284,814	3,171	382,381
Scott H. Maw Chair ARC, member CC	129,899	67,194	194,719	2,196	391,812
Karen J. May Chair CC, member ARC		87,728	254,903	2,838	342,631
Ines Pöschel Member GNC, CC	150,484	14,712	142,281	1,584	307,477
Dieter P. Spälti Member ARC		23,962	256,048	2,851	280,010
Total fees paid in 2024 in USD	1,148,685	726,219	2,562,891	28,673	4,437,795
Total fees paid in 2024 in CHF[5]	1,011,406	639,429	2,256,600	28,673	3,907,435
1Board Committees: “ARC” Audit and Risk Committee; "CC" Compensation Committee; “GNC” Governance and Nomination Committee; “IC” Innovation Committee. F. Michael Ball does not receive an additional fee as a member of the GNC.
2These amounts represent the values of tax and, if applicable, social security due upon the allocation of shares, which were delivered in cash to the accounts. They were then deducted and paid to the applicable authorities. Further, the amounts include the residual amount of cash resulting from rounding down the number of shares to the next whole share. Additionally, these amounts include (i) an amount of USD 21,236 for mandatory employer contributions paid by Alcon to governmental social security systems, which provides the relevant members of the Board with a right to the maximum future insured government pension benefit (this amount is a part of total mandatory employer contributions of USD 80,572 to the governmental social security systems), (ii) USD 26,115 paid to Dr. Cummings (or his related entities) for consulting services, including assistance with clinical trials that Dr. Cummings, as an ophthalmologist, provided to Alcon (these services were unrelated to Dr. Cummings' board service), and (iii) expenses related to Board member spouses not exceeding CHF 2,000 per director.
3The amounts in USD represent the converted value in CHF based on the Alcon shares granted on March 1, 2024 at the closing price of CHF 76.12 per share on the date of grant and on August 30, 2024, at the closing price of CHF 82.30. The shares granted are listed on the SIX Swiss Exchange.
4The total number of shares reported were delivered to each Board member in (i) the second installment of the fee in shares in March 2024 (2023 AGM - 2024 AGM), and (ii) the first installment of the fee in shares (term 2024 AGM - 2025 AGM). The second and final installment in shares for the services from the 2024 AGM to the 2025 AGM will be delivered in March 2025.
5The payments in cash were made in Swiss Francs (CHF). For consistency they are reported in USD as all compensation in this 2024 Compensation Report. The amounts in CHF were converted to USD at the exchange rate of 1.0 CHF : 1.135731 USD. All amounts are before deductions of social security contributions and income tax paid by the Board members.
Board Compensation 2023
The following Exhibit 33 sets out the total compensation received by non-executive members of the Board during 2023.
The disclosed compensation represents (i) the fees paid to the members of the Board in March 2023, which was the last installment of the fees for their term of office up to the 2022 AGM, and (ii) the fees paid up to December 31, 2023 for their term of office from the 2023 AGM to the 2024 AGM.
The installment of the fees paid in March 2023 completed the delivery of all fees due for the term of office from 2022 AGM to the 2023 AGM. The total of fees paid for that term remained within the approved budget.

The fees paid between the 2023 AGM and December 31, 2023 to the members of the Board of Directors are only a part of the total fees they received for the service on the Board during the term of office from the 2023 AGM to the 2024 AGM (three of four installments). In accordance with our normal payout schedule, a further payment of fees in cash and shares was made in March 2024.
The CEO of Alcon, David J. Endicott, is not included in this Exhibit 33 as he is not compensated for his Board membership.
Exhibit 33

Board Members, Functions[1]	Payment in Cash	Tax, Other Cash and Other Payments[2]	Payment in Shares[3]	Number of Shares[4]	Total Fees 2023
F. Michael Ball Board Chair, member GNC	—	292,219	876,330	11,497	1,168,549
Lynn D. Bleil Member ARC, IC	130,484	55,297	110,529	1,458	296,310
Raquel C. Bono Member IC	54,180	73,828	128,656	1,697	256,664
Arthur B. Cummings Member IC	109,337	86,396	88,947	1,173	284,680
Thomas H. Glanzmann Chair IC, member GNC, CC	—	24,776	328,208	4,323	352,984
D. Keith Grossman Vice Chair, Chair GNC, member IC	—	90,443	271,250	3,575	361,693
Scott H. Maw Chair ARC, member CC	—	83,511	250,361	3,303	333,872
Karen J. May Chair CC, member ARC	—	81,454	244,070	3,218	325,524
Ines Pöschel Member GNC, CC	140,863	17,500	135,497	1,786	293,860
Dieter P. Spälti Member ARC	30,619	18,865	187,341	2,415	236,825
Total fees paid in 2023 in USD	465,483	824,289	2,621,189	34,445	3,910,961
Total fees paid in 2023 in CHF[5]	418,260	740,665	2,355,269	34,445	3,514,194
1Board Committees: “ARC” Audit and Risk Committee; "CC" Compensation Committee; “GNC” Governance and Nomination Committee; “IC” Innovation Committee. F. Michael Ball does not receive an additional fee as a member of the GNC.
2These amounts represent the values of tax and, if applicable, social security due upon the allocation of shares, which were delivered in cash to the accounts. They were then deducted and paid to the applicable authorities. Further, the amounts include the residual amount of cash resulting from rounding down the number of shares to the next whole share. Additionally, these amounts include (i) an amount of USD 20,810 for mandatory employer contributions paid by Alcon to governmental social security systems, which provides the relevant members of the Board with a right to the maximum future insured government pension benefit (this amount is a part of total mandatory employer contributions of USD 85,640 to the governmental social security systems) and (ii) USD 22,118 paid to Dr. Cummings (or his related entities) for consulting services, including assistance with clinical trials that Dr. Cummings, as an ophthalmologist, provided to Alcon (these services were unrelated to Dr. Cummings' board service).
3The amounts in USD represent the converted value in CHF based on the Alcon shares granted on March 1, 2023 at the closing price of CHF 63.54 per share on the date of grant and on September 1, 2023, at the closing price of CHF 73.20. The shares granted are listed on the SIX Swiss Exchange.
4The total number of shares reported were delivered to each Board member in (i) the second installment of the fee in shares in March 2023 (2022 AGM - 2023 AGM), and (ii) the first installment of the fee in shares (term 2023 AGM - 2024 AGM). The second and final installment in shares for the services from the 2023 AGM to the 2024 AGM was delivered in March 2024.
5The payments in cash were made in Swiss Francs (CHF), for consistency they are reported in USD. The amounts in CHF were converted to USD at the exchange rate of 1.0 CHF : 1.112904 USD. All amounts are before deductions of social security contributions and income tax paid by the Board members.

Share Ownership of the Members of the Board of Directors
The number of Alcon shares held by members of the Board and “persons closely linked” to them as of December 31, 2024 are set out in Exhibit 34 below. As of this same date, no Board member, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon. The CEO of Alcon and Board member, David J. Endicott, is not included in this Exhibit as his share ownership is disclosed in Exhibit 27.
The number of shares held as of December 31, 2023 is shown for comparison.
Exhibit 34

Board member	2024 Total Shares	2023 Total Shares
F. Michael Ball	64,366	56,082
Lynn D. Bleil	10,936	9,656
Raquel C. Bono	4,331	2,794
Arthur B. Cummings	6,831	5,799
Thomas H. Glanzmann	24,306	20,406
D. Keith Grossman	18,304	15,133
Scott H. Maw	17,263	15,067
Karen J. May	28,321	25,483
Ines Pöschel	12,082	10,498
Dieter P. Spälti	27,079	24,228
Total	213,819	185,146
Additional Disclosures
Loans to Board Members
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the Board or to persons closely linked to them. No loans were granted in 2024, and none were outstanding as of December 31, 2024.
Other Payments to Current and Former Board Members
No payments (or waivers of claims) other than those set out in Exhibit 32 (including the related notes) under section "Board Compensation 2024" were made to current or former Board members or to persons closely linked to them.
Persons Closely Linked
Persons closely linked to members of the Board are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, (iv) any legal or natural person who is acting as their fiduciary or agent and (v) family trusts.
Mandates Outside of Alcon
Pursuant to Swiss law, the Compensation Report must specify the functions of the Board members in other for-profit undertakings. According to article 34 of Alcon's Articles of Incorporation, there are limitations as to the number of mandates outside of Alcon that each of our directors may have. As of December 31, 2024, the following external mandates in for-profit undertakings are subject to these limitations. Listed companies are denoted with an asterisk (*).

Exhibit 35

F. Michael Ball	None
Lynn D. Bleil	Amicus Therapeutics*	Board member
	Sonova Holding AG*	Board member
Raquel C. Bono	HealthVerity, Inc.	Board member
	Humana, Inc.*	Board member
	RCB Consulting	Principal
	Steampunk, Inc.	Board member
	TARA Mind, Inc.	Board member
Arthur B. Cummings	Arthur Cummings Eye Clinic Ltd.	Board member
	Ocumetra Ltd	Board member
	Wellington Eye Clinic	Board member
David J. Endicott	None
Thomas H. Glanzmann	Glanzmann Enterprises AG	Board member
	Grifols, S.A.*	Non-Executive Chairman
	Medtech Ventures Partners	Partner
D. Keith Grossman	Nevro, Inc.*	Non-Executive Chairman
	Outset Medical, Inc.*	Board member
Scott H. Maw	Avista Corporation*	Board member
	Chipotle Mexican Grill, Inc. *	Non-Executive Chairman
Karen J. May	Ace Hardware Corporation	Board member
	Solventum Corporation *	Board member
Ines Pöschel	Belimo Holding AG*	Board member
	dormakaba Holding AG*	Board member
	Graubündner Kantonalbank*	Board member
	Reichle Holding AG	Board member
	Ines Pöschel GmbH	Managing Director
Dieter P. Spälti	LBK Capital Group	CEO
	Spectrum Value Management Ltd.[1]	Vice Chairman
	SCI-Schweiz Cement Industrie AG1	Board member
	SEO Management AG1	Board member
	Vaulted AG	Chairman
	IHAG Holding AG	Vice Chairman
1Under common ownership

Outlook for 2025

ECA Compensation
The Compensation Committee is committed to a strong pay for performance framework to align executive compensation with shareholder interests. An anchor point of our philosophy is to offer market competitive compensation closer to the range of the median of our peer group. To achieve this goal, the Compensation Committee continuously reviews and benchmarks Alcon's compensation against a global peer group (42% International, 58% US, see "Peer Group" section for details). Based on the Company’s business strategy, compensation philosophy and the analysis of peer group compensation practices, below are the key features of ECA compensation for 2025:
•Same overall structure of ECA compensation as compared to 2024 (base salary, STI, performance-based LTI and benefits);
•No compensation increase for the CEO including base salary and short- and long-term incentive targets;
•Continuation of robust share ownership requirements; and
•No material changes to benefits provisions.
Board Compensation
The Board compensation framework will remain unchanged for the upcoming term of office 2025 AGM to the 2026 AGM, including:
•The overall framework of Board compensation from the 2024 AGM to the 2025 AGM will be carried forward to the term from the 2025 AGM to 2026 AGM;
•The Board Chair fee and Board member fees will remain unchanged; and
•The payment of fifty percent in shares (mandatory) and a voluntary election of a higher percentage in shares will continue.
Shareholder Vote at the 2025 AGM
In accordance with Article 29 of the Articles of Incorporation (http://investor.alcon.com/governance//default.aspx), the Board will ask shareholders at the 2025 AGM meeting to cast a binding vote on:
•Compensation for non-executive Board members for their term from the 2025 AGM to the 2026 AGM.
•Compensation for ECA members for the 2026 financial year.
Additionally, shareholders will cast an advisory vote on the 2024 Compensation Report. Article 30 of the Articles of Incorporation also allow for extra compensation when adding new ECA members. The exhibit below outlines the 2025 AGM proposal and the relevant compensation periods.
Compensation Proposals for Shareholder Approval at 2025 AGM
Exhibit 36 - Compensation Proposals for Shareholder Approval at 2025 AGM
Binding Vote

1	Board compensation for the upcoming period Binding vote on total aggregate Board compensation (budget) for the 2025 AGM - 2026 AGM period	2	ECA compensation for financial year 2026 Binding vote on total aggregate ECA compensation (budget) for Financial Year 2026

Advisory Vote

3	2024 Compensation Report Advisory vote on the 2024 Compensation Report

(This page has been left blank intentionally.)

6.C. BOARD PRACTICE
Corporate Governance
Group Structure and Shareholders
Operational Group Structure
The Company, with its registered office at Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland, is a corporation organized under Swiss law and is the ultimate parent company of Alcon. As of December 31, 2024, the market capitalization of the Company was $41.988 billion (CHF 38.036 billion).
Alcon is the global leader in eye care with $9.8 billion in net sales during the year ended December 31, 2024. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Our Surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our Vision Care business is comprised of various contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. Further information is available under "Item 4. Information on the Company" and Note 4 to the Consolidated Financial Statements.
Listed and Non-listed Companies Belonging to the Alcon Group
The registered shares of the Company are listed on the SIX Swiss Exchange (Valor 43249246 / ISIN code CH0432492467) and the New York Stock Exchange (CUSIP code H01301128). The Company owns directly or indirectly all consolidated entities of Alcon, none of which has its shares otherwise listed.
The following table lists the most significant subsidiaries of the Company, including those entities with total assets or net sales in excess of 5% of the Company’s consolidated total assets or net sales, as applicable, as of December 31, 2024. The referenced share capital may not reflect the taxable share capital and does not include any paid in surplus. Further information regarding the Company’s subsidiaries is disclosed in Note 27 of the Consolidated Financial Statements. The combination of the Company’s subsidiaries disclosed in the table below and in Note 27 of the Consolidated Financial Statements does not cover all subsidiaries of the Company.

Country of Organization/ Entity Name	Equity Interest	Principal Place of Business	Share Capital
China
Alcon (China) Ophthalmic Product Co., Ltd.	100%	Beijing	USD 60,000,000
Japan
Alcon Japan Ltd.	100%	Tokyo	JPY 500,000,000
Switzerland
Alcon Pharmaceuticals Ltd.	100%	Fribourg	USD 238,000
United States
Alcon Finance Corporation	100%	Fort Worth, TX	USD 1
Alcon Laboratories, Inc.	100%	Fort Worth, TX	USD 1
Alcon Research, LLC	100%	Fort Worth, TX	—
Alcon Vision, LLC	100%	Fort Worth, TX	—

Significant Shareholders
According to the Alcon share register, the following nominee shareholders held more than 3% of the share capital of Alcon Inc. as of December 31, 2024:

Holder	Number of Shares	Percentage
Cede & Co (DTC nominee), New York, NY (USA)	87,529,837	17.51%
In addition, according solely to disclosure of shareholdings notifications filed with (i) Alcon and the SIX Swiss Exchange ("SIX Threshold Notifications") pursuant to the obligations set forth in the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading ("FMIA") and the rules and regulations promulgated thereunder or (ii) the SEC, there are three shareholders that held shares representing at least 3% of the Company’s total share capital as of December 31, 2024, but were not registered with the Alcon share register. These shareholders are identified in the table below.
The information required to be included in the SIX Threshold Notifications regarding these shareholders varies from the information required to be included in beneficial ownership statements filed with the SEC (“SEC Notification”).
Interested persons can access the relevant SIX Threshold Notifications online at the SIX Swiss Exchange: https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/
The below table shows the information available to the Company, based on both notification regimes, with respect to shareholders reported to have significant positions in Alcon’s share capital as of December 31, 2024:

Holder	Number of shares and voting rights as per SIX Threshold Notification	Percentage as per SIX Threshold Notification[1]	Number of shares beneficially owned as per SEC Notification[2]	Percentage as per SEC Notification[2]
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	24,679,231[3]	5.06%[3]	36,716,155[4]	7.3%[4]
UBS Group AG Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland	N/A	N/A	25,782,426[5]	5.16%[5]
UBS Fund Management (Switzerland) AG Aeschenvorstadt 1 CH-4051 Basel, Switzerland	29,206,327[6]	5.85%[6]	N/A	N/A

1     Percentages indicated in this column have been established based on the share capital of the Company registered with the commercial register of the Canton of Fribourg on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. Furthermore, according to the FMIA, this shareholder is required to notify Alcon and the SIX Swiss Exchange only at the time it reaches, exceeds or falls below any of the thresholds set forth in the FMIA; therefore, its shareholding as of December 31, 2024 may differ from the figures indicated as per the contents of the relevant SIX Threshold Notification.
2    In general, under SEC rules, "beneficial ownership", for the purposes of this column, refers to shares that an entity had the power to vote or the power to dispose of and shares that such entity or individual had the right to acquire within 60 days after December 31, 2024. Information in this column is current as of February 14, 2025.
3    Based solely on a SIX Threshold Notification dated November 9, 2019. This figure does not include its derivative position.
4    Based solely on a Schedule 13G filed with the SEC on February 1, 2024.
5    Based solely on a Schedule 13G filed with the SEC on February 13, 2024.
6 Based solely on a SIX Threshold Notification dated May 6, 2024.
Cross-Shareholdings
Neither the Company nor any of its consolidated entities has any shareholdings exceeding 5% of the holdings of capital or voting rights in any entity that also has shareholdings exceeding 5% of the holdings of the capital or voting rights in the Company or any of its consolidated entities.

Capital Structure
Share Capital
As of December 31, 2024, the share capital of Alcon Inc. was CHF 19,988,000, fully paid-in and divided into 499,700,000 registered shares, each with a nominal value of CHF 0.04.
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
Capital Range and Conditional Share Capital
Under the capital range, and until May 5, 2028 or an earlier expiry, the Board has the authority to increase or decrease the share capital ranging from CHF 18,988,600 (lower limit) to CHF 21,986,800 (upper limit). The capital increase or decrease may be effected by (A) issuing up to the lower of (i) 49,970,000 fully paid-in registered shares and (ii) 10% of the share capital at the time of increase or (B) cancelling up to 24,985,000 registered shares, as applicable. The Board is further authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties, the Company or any of its group companies, for the purposes of (a) raising equity capital, (b) acquisition transactions, (c) broadening the shareholders constituency in certain financial or investor markets or (d) Board, executive management, employees, advisors or other participation programs. Further details, including the terms and conditions of a capital increase, or decrease, respectively, can be found in Articles 4a and 4c of the Articles of Incorporation, available under https://investor.alcon.com/governance/governance/default.aspx.
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
The introduction of the capital range and the conditional share capital was approved by Alcon's shareholders on May 5, 2023. At year-end 2024, the Board had not made use of the authority under any of the capital range or conditional share capital provisions.
Changes in Capital

	2024	2023	2022
Share capital in CHF	19,988,000	19,988,000	19,988,000
Registered shares	499,700,000	499,700,000	499,700,000
Nominal value per share in CHF	0.04	0.04	0.04
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

Based solely upon shares registered in the Alcon share registry, as of December 31, 2024, approximately 18.6% of the Company's total share capital was held in Switzerland by 71,996 registered shareholders.
Limitations on Transferability and Nominees Registrations
The Articles of Incorporation of the Company do not provide for any limitation on transferability of shares or nominees registration.
Convertible Bonds and Options
As of December 31, 2024, Alcon did not have any convertible bonds, warrants, options or other securities granting rights to Alcon shares.
Board of Directors
Composition
The Board consists of eight to 13 members according to the Articles of Incorporation. As of December 31, 2024, the size of the Board was 11 members and the Board was comprised of the following members (ages listed are as of December 31, 2024):

F. Michael Ball, Chairman
A seasoned healthcare executive with nearly four decades of experience with global healthcare companies, including nearly a decade as the chief executive officer of medical device and pharmaceutical companies, F. Michael Ball brings extensive executive leadership experience as well as in-depth industry and Alcon-specific knowledge to the Board. He previously held the position of Chief Executive Officer of Alcon, while it was a division of Novartis, and served as a member of the Novartis Executive Committee from February 1, 2016 until June 30, 2018. He previously served as Chief Executive Officer of Hospira, Inc. from 2011 to 2015. Prior to that, Mr. Ball held a number of senior leadership positions at Allergan, Inc., including President from 2006 to 2011. Before joining Allergan, Inc. in 1995, he held roles of increasing responsibility in marketing and sales at Syntex Corporation and Eli Lilly & Co. Mr. Ball served on the board of directors of several organizations, including Kythera Biopharmaceuticals Inc., Hospira, Inc., IntraLase Corp., AdvaMed and sTec, Inc. Mr. Ball is currently Chairman and has been a member of the board of directors of the Ophthalmology Foundation since 2021.
He holds a Bachelor of Science and a Master of Business Administration from Queen’s University in Canada.
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 69 Citizenship: Canada and United States Year of initial appointment: 2019 Expiration of current term of office: 2025

Lynn D. Bleil
An experienced healthcare industry consultant with nearly three decades of experience as a Senior Partner at McKinsey & Company combined with her valuable experience over the past decade as a director of publicly-held healthcare and life sciences companies, Lynn D. Bleil brings to the Board extensive US and Swiss experience, strategy and leadership. Ms. Bleil has been a member of the boards of directors of Sonova Holding AG since 2016 and Amicus Therapeutics, Inc. since 2018, where she has been Chair of the Nominating and Governance Committee since 2024. She is a former member of the board of directors of Stericycle, Inc., where she was Chair of the Nominating and Governance Committee from 2016 through 2024, DST Systems Inc. and Auspex Pharmaceuticals, Inc. From 1985 through 2013, Ms. Bleil was a Senior Partner at McKinsey & Company.
Ms. Bleil holds a Bachelor of Science in Chemical Engineering from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business, both in the United States.
Key Competencies: Financial, Healthcare Industry and Regulatory/Public Policy

Age: 61 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2025

Raquel C. Bono, M.D.
A board-certified trauma surgeon and retired Vice Admiral, US Navy Medical Corps, Raquel C. Bono, M.D. was the first female three-star admiral in the medical field in the history of the US Navy, as well as the first Asian-American woman promoted to Vice Admiral. Dr. Bono previously served as Chief Health Officer at Viking, Inc. from 2020 until 2023. From 2015 until 2019, Dr. Bono served as the Chief Executive Officer and Director for the Defense Health Agency (DHA) where she led a joint, integrated combat support agency that enables all branches of the US military medical services to provide healthcare services to combatant commands. Before joining the DHA, Dr. Bono spent 25 years in healthcare leadership roles, including a distinguished career in the US Navy where she was honored with the Defense Distinguished Service Medal, three Defense Superior Service Medals, four Legion of Merit Medals, two Meritorious Service Medals and two Navy and Marine Corps Commendation medals. She has served on the board of directors of Humana, Inc. since September 2020 and has been a Principal at RCB Consulting since 2019.
Dr. Bono holds a Bachelor of Arts in Psychology from the University of Texas at Austin, a Master of Business Administration from Washington State University and a Doctor of Medicine from Texas Tech University Health Sciences Center.
Key Competencies: Healthcare Industry, Government Relations and Regulatory/Public Policy

Age: 67 Citizenship: United States Year of initial appointment: 2022 Expiration of current term of office: 2025

Arthur Cummings, M.D.
As a native of South Africa with a large ophthalmology practice in Ireland whose opinion is frequently sought by innovators in ophthalmology, Arthur Cummings, M.D. brings to the Board an international perspective of a physician entrepreneur and practical first-hand knowledge of the innovation that ophthalmologists seek. Dr. Cummings has been a Consultant Ophthalmologist at Beacon Hospital since 2007 and a member of the board of directors and Owner and Medical Director at Wellington Eye Clinic since 1998, both in Dublin, Ireland. Also, he has been a member of the board of directors and the Owner of Arthur Cummings Eye Clinic Ltd. since 2014, member of the board of directors of Ocumetra Ltd. since 2024, and member of the board of directors of World College of Refractive Surgery & Visual Sciences since 2024.
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
Key Competencies: Healthcare Industry, Marketing and Technology

Age: 62 Citizenship: Ireland and South Africa Year of initial appointment: 2019 Expiration of current term of office: 2025

David J. Endicott
A lifelong healthcare executive with leadership experience at global pharmaceutical and medical device companies, David J. Endicott is the Chief Executive Officer of Alcon and brings to the Board an in-depth knowledge of Alcon as well as the healthcare industry. He joined Alcon, when still operating as a division of Novartis, in July 2016 as Chief Operating Officer, was named Chief Executive Officer in July 2018, and led Alcon’s spin out and return to the public markets. Prior to joining Alcon, Mr. Endicott was President of Hospira Infusion Systems, a Pfizer company. Before joining Hospira, Mr. Endicott served as an officer and executive committee member of Allergan, Inc. where he spent more than 25 years of his career in leadership roles spanning the United States, Europe, Asia, and Latin America. Mr. Endicott served on the board of directors of Zeltiq, Inc. and Orexigen Therapeutics, Inc. He currently serves on the board of AdvaMed.
He holds an undergraduate degree in Chemistry from Whitman College and a Master’s degree in Business Administration from the University of Southern California, both in the United States.
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 59 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2025

Thomas Glanzmann
Thomas Glanzmann, a venture capital investor with Medtech Ventures Partners where he evaluates and invests in medical device companies, brings strategic insights and financial and risk management experience to the Board, as well as his decades long experience in the healthcare industry. Thomas Glanzmann is the Founder and has been a Partner at Medtech Ventures Partners since 2017. He currently is the Non-Executive Chairman of Grifols S.A. He also served as Grifols’ CEO from 2023 to April 2024 and its Executive Chair from 2023 to October 2024. Before those appointments, Mr. Glanzmann served as Grifols’ Vice Chairman from 2017 until 2023, as the Chairman of its Sustainability Committee from 2020 until 2023 and as a director since 2006. He was President and Chief Executive Officer of Gambro AB from 2006 to 2011 and Chief Executive Officer and Managing Director of HemoCue AB from 2005 to 2006. Mr. Glanzmann was Senior Advisor to the Executive Chairman and Acting Managing Director of the World Economic Forum from 2004 to 2005. From 1988 to 2004, Mr. Glanzmann worked in various positions at Baxter International Inc., including President of Baxter Bioscience, Chief Executive Officer of Immuno International Co., Ltd. and President of Europe Biotech Group. In 2004, he was a Senior Vice President and Corporate Officer of Baxter Healthcare Corporation and Baxter World Trade Corporation.
He holds a Bachelor of Science in Political Science from Dartmouth College in the United States, a Master of Business Administration from the IMD Business School in Switzerland and a Board of Directors Certification from the UCLA Anderson School of Management in the United States.
Key Competencies: Global Business Management, Healthcare Industry and Technology

Age: 66 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2025

D. Keith Grossman
Keith Grossman, with nearly 40 years of experience with medical devices and supplies, including as Chief Executive Officer of publicly held medical device and technology companies, brings to the Board his executive and board leadership experience as well as operational and strategic planning expertise in the healthcare industry. He has been the Chair at Nevro, Inc. since 2019, serving in a non-executive capacity since October 2023. Mr. Grossman also served as Nevro's Chief Executive Officer and President from 2019 until March 2023 and as Executive Chair of Nevro until October 2023. He has also been a member of the board of directors of Outset Medical, Inc. since 2014. He was President and Chief Executive Officer of Thoratec Corporation from 1996 to 2006 and from 2014 to 2015 and was a member of the board of directors from 1996 to 2015. Mr. Grossman was Chief Executive Officer and a member of the board of directors at Conceptus, Inc. from 2011 to 2013. He was Managing Director and Senior Advisor at TPG Capital, L.P. from 2007 to 2011. Mr. Grossman also served as a member of the board of directors of ViewRay, Inc. from 2018 to 2021, Zeltiq, Inc., as Lead Director, from 2013 to 2017, Intuitive Surgical, Inc. from 2004 to 2010 and Kyphon Inc. in 2007 and served on a number of private boards of directors.
Mr. Grossman holds a Bachelor of Science in Animal Sciences from The Ohio State University and Master of Business Administration in Finance from Pepperdine Graziadio Business School at Pepperdine University, both in the United States.
Key Competencies: Healthcare Industry, International Supply Chain and Technology

Age: 64 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2025

Scott Maw
An experienced financial executive with over three decades of experience at global companies, including as the Chief Financial Officer of Starbucks Corporation, Scott Maw contributes to the Board his extensive understanding of complex financial analysis and reporting and internal controls over financial reporting of a global company. He has been a member of the board of directors of Avista Corporation since 2016, where he is the Chair of the Compensation Committee, and Chipotle Mexican Grill Inc. since 2019, serving as its Chairman of the Board since August 2024. Mr. Maw is also a member of the board of trustees of Gonzaga University. He was a member of the board of directors of Root, Inc. from 2020 until 2023. Previously, he was Executive Vice President and Chief Financial Officer at Starbucks Corporation from 2014 until the end of 2018, Senior Vice President in Corporate Finance from 2012 to 2013 and Senior Vice President and Global Controller from 2011 to 2012. From 2010 to 2011, he was Senior Vice President and Chief Financial Officer of SeaBright Holdings, Inc. From 2008 to 2010, he was Senior Vice President and Chief Financial Officer of the Consumer Bank at JP Morgan Chase and Company. Prior to this, Mr. Maw held leadership positions in finance at Washington Mutual, Inc. from 2003 to 2008 and at GE Capital from 1994 to 2003.
Mr. Maw holds a Bachelor of Business Administration in Accounting from Gonzaga University in the United States.
Key Competencies: Financial, Global Business Operations and Consumer Industry

Age: 57 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2025

Karen May
Karen May, who possesses a unique combination of having been both a financial executive and a human resource executive of global companies, brings to the Board extensive operational, financial and human capital strategy experience. Ms. May has been a member of the board of directors of Ace Hardware Corporation since 2017, where she is Chair of the Audit and Finance Committee, and Solventum Corporation since April 2024, where she is Chair of its Talent Committee. Previously, Ms. May was on the board of directors of MB Financial, Inc., where she served as Chair of the Compensation Committee until 2019. From 2012 to 2018, she was the Executive Vice President and Chief Human Resources Officer at Mondelez International, Inc. (previously known as Kraft Foods, Inc.). From 2005 to 2012, Ms. May was the Executive Vice President and Chief Human Resources Officer of Kraft Foods, Inc. Between 1990 and 2005, she held various positions in Human Resources and Finance at Baxter International Inc., including Corporate Vice President and Chief Human Resources Officer, Vice President, International Finance, and Vice President, Division Controller. Prior to Baxter International Inc., Ms. May was a Certified Public Accountant in the audit practice of Price Waterhouse.
Ms. May holds a Bachelor of Science in Accounting from the University of Illinois in the United States.
Key Competencies: Human Capital Management, Financial and Consumer Industry

Age: 66 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2025

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
Ms. Pöschel has a Master’s in Law from the University of Zurich in Switzerland, and passed the Swiss Bar Exam in 1996.
Key Competencies: ESG, Legal/Governance and Regulatory/Public Policy

Age: 56 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2025

Dieter Spälti, Ph.D.
As an executive of Spectrum Value Management Ltd., the family office of an iconic industrial Swiss family, Dr. Spälti has overseen all of its investments for two decades, which allows Dr. Spälti to bring to the Board significant financial and operational experience in addition to his previous consulting experience with numerous industrial, financial and technology firms in Europe, the US and Southeast Asia. Dr. Spälti served as Managing Partner at Spectrum Value Management Ltd., Switzerland from 2002 to 2006, he was then the Chief Executive Officer from 2006 to 2021 and he continues to serve as a member of their board of directors. Dr. Spälti is also a member of the board of directors of IHAG Holding AG. He was a Vice Chairman and member of the board of directors at Holcim Ltd. from 2003 to 2022 and served, or continues to serve, on the board of directors of various non-listed Swiss and international companies that are controlled by the same beneficial owner. Dr. Spälti was a Partner at McKinsey & Company from 1993 to 2001.
He holds a Ph.D. in Law from the University of Zurich, Switzerland.
Key Competencies: Financial, Legal/Governance and Technology

Age: 63 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2025

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
The Board assesses the independence of its Board members on a regular basis, at least annually. As of December 31, 2024, all Board members, including the Chair, qualified as independent according to Alcon independence criteria, except for David J. Endicott.
Other than Mr. Endicott, who currently serves as Alcon’s Chief Executive Officer, no Board member was a member of the management of the Company or any other Alcon consolidated subsidiary in the last three financial years up to December 31, 2024.
No Board member has a significant business relationship with the Company or with any other Alcon consolidated subsidiary.
Mr. Endicott is an executive member of the Board by reason of his function as Chief Executive Officer of Alcon. All other members of the Board are non-executive directors since none of them carries out operational management tasks within Alcon.
As of December 31, 2024, none of the Board members held any official government functions or political posts.
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

In 2024, the composition of the respective Board’s Committees was as follows:

Name	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
F. Michael Ball			Member
Lynn D. Bleil	Member			Member
Raquel Bono				Member
Arthur Cummings				Member
David J. Endicott
Thomas Glanzmann		Member	Member	Chair
D. Keith Grossman			Chair	Member
Scott Maw	Chair	Member
Karen May	Member	Chair
Ines Pöschel		Member	Member
Dieter Spälti	Member
Audit and Risk Committee
The Audit and Risk Committee consisted of four members in 2024, all of whom were determined by the Board to be independent and in possession of the financial literacy and accounting or related financial management expertise, as defined in the NYSE standards. The Audit and Risk Committee meets and consults regularly with the management, the Alcon Internal Audit function, the independent external auditors and external consultants. The Audit and Risk Committee regularly reports to the full Board on its decisions and deliberations.
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
Compensation Committee
The Compensation Committee consisted of four members in 2024, all of whom were determined by the Board to be independent. The Compensation Committee meets and consults regularly with management and external consultants. The Compensation Committee regularly reports to the full Board on its decisions and deliberations.
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
Governance and Nomination Committee
The Governance and Nomination Committee consisted of four members in 2024. The Governance and Nomination Committee meets and consults regularly with management and external consultants. The Governance and Nomination Committee regularly reports to the full Board on its decisions and deliberations.
The primary responsibilities of this committee include:
•designing, reviewing and recommending corporate governance principles to the Board;
•overseeing Alcon's strategy and reputation regarding Social Impact and Sustainability (SIS) matters (including climate change) and annually preparing Alcon's Social Impact and Sustainability Report and submitting it to the Board for approval;
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
Alcon is committed to fostering a sustainable business that supports the well-being of our associates, communities, customers, and the planet. Our SIS objectives are integrated into our decision-making processes to deliver long-term value for shareholders. SIS is a key component of Alcon's governance framework and is overseen by the Board, primarily through the Governance and Nomination Committee. Additionally, the Alcon SIS Executive Steering Committee guides environmental and social impact strategies and initiatives. The implementation of these strategies and day-to-day activities is carried out by subject matter experts across the enterprise, led by the Global Head of SIS. Our robust SIS governance structure ensures that SIS objectives are considered throughout our decision-making processes. Quantifiable SIS metrics are included in all Executive Committee members’ performance goals, impacting the Individual Performance Factor in the Short-Term Incentive compensation.

Sustainability Governance Structure

Oversight

Board of Directors
Responsible for overall SIS strategy

Governance and Nomination Committee
Assists the Board in its oversight of SIS initiatives

SIS Steering Committee
Executives from across departments oversee related topics and are responsible for identifying and managing Alcon's SIS impacts

Day-to-Day

Global Head of Social Impact & Sustainability

Social Impact Team
Oversees the Alcon Foundation, Alcon Cares and community and employee engagement programs

Sustainability Team
Oversees all environment and innovation goals, programs and performance; leads company reporting

Topic-Specific Oversight

Social Impact Committee
Implements and tracks social commitments and identifies innovative ways to expand eye care access

Alcon Foundation Board
Oversees Alcon Foundation giving programs

Alcon Cares Board
Oversees Alcon Cares product and equipment donation programs

Global Environmental Sustainability Committee
Responsible for setting and achieving environmental goals

Innovation Council
Assists the Board in its oversight of strategy and investments in R&D and emerging technologies

Executive Diversity Council
Provides guidance and decision-making on DEI strategy and executive sponsorship for employee resource groups

Social Impact & Sustainability Working Group
Oversees key initiatives and progress. Includes representatives from Social Impact; Sustainability; Investor Relations; IT and Privacy; Health, Safety and Environment; HR; Legal and Compliance; Market Access; Procurement; Supply Chain; Quality; R&D

Innovation Committee
The Innovation Committee consisted of five members in 2024. The Innovation Committee meets and consults regularly with management. The Innovation Committee regularly reports to the full Board on its decisions and deliberations.
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
In 2024, the Board and its Committees met as follows:

	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
Number of meetings	6	8	4	4	4
Approximate average duration[1]	6 hrs 35 min	1 hr 25 min	2 hrs	2 hrs 15 min	2 hrs 5 min
Overall attendance	100%	100%	100%	100%	100%
1The approximate average duration does not includes dinners, lunches or breaks.
During 2024, each Board member attended the meetings of the Board and each Committee on which he or she serves, as represented below:

Meeting attendance	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
	Number of Meetings 6	Number of Meetings 8	Number of Meetings 4	Number of Meetings 4	Number of Meetings 4
F. Michael Ball	6			4
Lynn D. Bleil	6	8			4
Raquel Bono	6				4
Arthur Cummings	6				4
David J. Endicott	6
Thomas Glanzmann	6		4	4	4
D. Keith Grossman	6			4	4
Scott Maw	6	8	4
Karen May	6	8	4
Ines Pöschel	6		4	4
Dieter Spälti	6	8
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
Internal Audit
The purpose of the internal audit function is to review Alcon’s financial, operational, information technology and compliance activities to review compliance with laws, regulations and internal policies. It also supports Alcon’s efforts to maintain accurate and timely financial reporting while seeking to add value by suggesting improvements to Alcon’s operations and to assist Alcon in achieving its strategic and financial objectives. Internal audit is led by the Chief Audit Executive (“CAE”) who functionally reports to the Audit and Risk Committee. The CAE is responsible for the development, review and modification of Alcon’s internal audit policies and procedures. The CAE reviews effectiveness and efficiency of the internal control framework with existing policies and regulations and proposes remediation actions where deficiencies were identified. The CAE periodically submits to the Audit and Risk Committee reports on the activities of the internal audit function. In 2024, internal audit was involved in a total of 79 audit engagements. The results and remediation status of these audit engagements are reported to the Audit and Risk Committee on a periodic basis. At the final meeting for the year 2024, the Audit and Risk Committee reviewed and approved the Internal Audit plan for 2025.

Internal Control System
Alcon's internal control system is designed to provide reasonable assurance to the Board and management regarding the reliability of financial reporting and accounting policies and the preparation and the presentation of the Company’s financial statements. In 2024, Alcon's internal controls framework has been fully tested for effectiveness. The Audit and Risk Committee has ultimate responsibility to oversee the adequacy and effectiveness of internal control over financial reporting.
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

Executive Committee
Composition of the Executive Committee
As of December 31, 2024, the Executive Committee of Alcon was composed of the following members (ages listed are as of December 31, 2024):

David J. Endicott, Chief Executive Officer Please refer to the biography set forth under "Board of Directors."
Age: 59 Citizenship: United States

Laurent Attias, SVP, Corporate Strategy, Business Development and Licensing (BD&L) and Mergers and Acquisitions (M&A)
Laurent Attias is Senior Vice President, Corporate Strategy, BD&L and M&A, leading the development of long-term strategic plans for the Surgical and Vision Care segments of Alcon, a role he has held since 2015. Since 1994 when Mr. Attias joined Alcon, he has had various roles with increasing responsibility beginning with positions in Alcon’s Sales and Marketing functions and then holding the positions of Vice President, Refractive Sales and Marketing from 2002 to 2007; Vice President/General Manager of Alcon Canada from 2007 to 2009; Vice President, Central & Eastern Europe, Italy and Greece from 2009 to 2010; and President, Europe, Middle East and Africa (“EMEA”) from 2010 to 2012. From 2012 to 2015, as Senior Vice President of Global Commercial Franchises, Mr. Attias led all commercial execution and product pipeline activities of Alcon’s Surgical, Pharmaceutical and Vision Care franchises.
Mr. Attias holds both a Bachelor of Business Administration in Marketing and a Master of Business Administration from Texas Christian University in the United States.

Age: 57 Citizenship: France and United States

Ian Bell, SVP, Chief Operating Officer
Ian Bell is Senior Vice President, Chief Operating Officer driving excellence in commercial, manufacturing, digital health solutions, and quality and regulatory operations. Prior to assuming this role in September 2024, Mr. Bell served as President, Global Business & Innovation since 2021 overseeing the development of new products across Surgical, Vision Care, and Digital Health Solutions. From 2019 until 2021, he was President-International, overseeing the Europe, Russia, Middle East and Africa, Asia Pacific, Japan and Latin America and Caribbean markets. He joined Alcon in 2016 as President of EMEA. From 2014 until joining Alcon, Mr. Bell served as Corporate Vice President and President of the EMEA region for Hospira, Inc. Mr. Bell was based in Singapore as the Corporate Vice President and President of Allergan, Inc.’s Asia Pacific region from 2008 to 2014. Mr. Bell joined Allergan in 2005 as Vice President and Managing Director of its neurosciences division for the EMEA region. He began his career at GlaxoSmithKline plc, where he held roles of increasing responsibility and scope in sales, marketing and strategy for more than 10 years.
Mr. Bell holds the degree of Bachelor of Arts with honors in Economics from the University of York in the United Kingdom.

Age: 54 Citizenship: United Kingdom

Leon Sergio Duplan Fraustro, SVP, President, Americas
Sergio Duplan is Senior Vice President overseeing the US, Latin America and Canadian markets. Mr. Duplan joined Alcon in 2012 and served as Alcon’s President of Latin America and Canada for three years. Mr. Duplan began his career with Novartis in 2004, as Vice President of Sales in General Medicines, in Mexico then served as Head of Marketing and Sales for Latin America, General Medicines, Pharma from 2006 to 2008 and then Country Pharma Organization Head and Country President of Novartis Mexico from 2008 to 2012. Prior to joining Novartis, Mr. Duplan held several positions of increasing responsibility in sales, finance and country management at Procter & Gamble Company and Eli Lilly & Co. He is also a board member of The Alcon Foundation and Helen Keller International.
Mr. Duplan holds a Bachelor’s degree in Industrial Engineering from Universidad Iberoamericana in Mexico and a Master’s of Business Administration from The Wharton School at the University of Pennsylvania in the United States.

Age: 57 Citizenship: Mexico and United States

Kim Martin, SVP, Chief Human Resources and Corporate Communication Officer[1]
Kim Martin is Senior Vice President, Chief Human Resources and Corporate Communications Officer for Alcon. She leads the talent, culture, communication and organization strategies across Alcon’s more than 25,000 associates. Prior to joining Alcon in 2020, Ms. Martin was Chief Human Resources Officer for Worldpay, a global payment processing and technology provider, from 2010 to 2019. She also served as an executive human resources leader at Zimmer Holdings Inc. for five years, as well as more than 11 years in progressive human resources and talent acquisition positions at General Electric Healthcare. Since 2021, she has served on the board of directors of Accentcare, Inc., a home health and hospice services company.
Ms. Martin attended the University of Illinois Urbana-Champaign, in the U.S., where she received her Bachelor of Arts in Speech Communications and her Masters in Labor and Industrial Relations.

Age: 50 Citizenship: United States

Rajkumar Narayanan, SVP, President, International
Raj Narayanan is Senior Vice President, International overseeing the Europe, Russia, Middle East and Africa, Asia Pacific, China, Japan, and Caribbean markets. Mr. Narayanan has led Alcon’s International business since 2021. From 2019 until he was appointed to his current role, he was Senior Vice President, Operational Strategy and Chief Transformation Officer and was responsible for leading the development and implementation of Alcon’s transformation program. He joined Alcon in 2017 as President of the Asia Pacific region from Allergan, Inc., where he worked for more than 20 years in roles of increasing responsibility, including Senior Vice President Asia Pacific Region from 2014 to 2017; Vice President and Managing Director of the Medical Aesthetic Franchise for Europe Africa and the Middle East from 2011 to 2014; and Vice-President, Greater China and Japan from 2008 to 2011. Prior to those roles, Mr. Narayanan was a part of Allergan’s Finance function in a number of country, region and corporate finance roles. Mr. Narayanan started his career in finance with Hindustan Unilever India in 1987.
Mr. Narayanan holds a Bachelor of Science degree in Accounting and Finance from Mumbai University. He is also a Chartered Accountant and a Cost and Works Accountant in India.

Age: 60 Citizenship: United States

1 Kim Martin was promoted to Alcon Executive Committee, effective September 1, 2024. Simultaneously, Sue-Jean Lin stepped down from her role within the Alcon Executive Committee.

Timothy C. Stonesifer, SVP, Chief Financial Officer
Tim Stonesifer is Senior Vice President, Chief Financial Officer, a role he has held since 2019. Prior to joining Alcon, he served as Executive Vice President and Chief Financial Officer at Hewlett Packard Enterprise from 2015 through 2018. Prior to that role, Mr. Stonesifer acted as Senior Vice President and Chief Financial Officer, Enterprise Group at HP Co. since 2014. Before joining HP Co., he served as Chief Financial Officer of General Motors’ International Operations from 2011 to 2014. Previously, he served as Chief Financial Officer of Alegco Scotsman, a storage company, from 2010 to May 2011; Chief Financial Officer of Sabic Innovative Plastics (formerly GE Plastics) from 2007 to 2010; and various other positions at General Electric since joining the company in 1989. He has served on the board of directors of Insulet Corporation since January 2024.
Mr. Stonesifer holds a Bachelor of Arts in Economics from the University of Michigan in the United States.

Age: 57 Citizenship: United States

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
As of December 31, 2024, none of the members of the Executive Committee held any official functions or political posts.
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
According to Article 704 of the Swiss Code of Obligations and as reflected in Article 18 of Alcon's Articles of Incorporation, the following shareholders’ resolutions require the approval of at least two thirds of the votes represented at a General Meeting of Shareholders: (1) an alteration of Alcon’s corporate purpose; (2) the combination of shares, (3) the creation of shares with increased voting powers; (4) the change of currency of the share capital; (5) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions; (6) the introduction of shares with privileged voting rights; (7) the introduction of a capital range or the introduction of a conditional share capital; (8) an increase of the share capital through the conversion of equity surplus, against contributions in kind or by set-off against a claim and the grant of special rights; (9) a restriction or suspension of rights of option to subscribe to new shares; (10) the delisting of Alcon equity securities; (11) a provision of the Articles of Incorporation on holding the General Meeting abroad; (12) the introduction of an arbitration clause in the Articles of Incorporation; (13) a change of Alcon’s registered office; (14) Alcon’s dissolution; (15) any other matters that are reserved by law or the Articles of Incorporation; or (16) any amendment to the Articles of Incorporation which would create or eliminate a qualified majority requirement.
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
Auditors
Duration of the Mandate and Terms of Office of the Auditors
PricewaterhouseCoopers SA, Switzerland (“PwC Switzerland”), has been the statutory auditor of the Company since 2019 and conducts the audit activities required by Swiss law and the related SIX regulations. It was re-elected on May 8, 2024 for a term of one year for the 2024 financial year. Claudia Benz has been since 2024 the new auditor in charge of the statutory audit as Alcon has a policy to rotate the lead audit partner of the statutory auditor at least once every five years.
Separately, on February 21, 2024, the Company appointed PricewaterhouseCoopers LLP, United States (“PwC US”) (PCAOB ID No. 238), for a term of one year, as its independent registered accounting firm to conduct the audit activities required by US law and the related NYSE regulations. PwC US performs the audit from offices located in Fort Worth, Texas. The appointment of PwC US does not require approval of the Company’s shareholders.

Auditing Fees and Additional Fees
The following table sets forth the amount of audit fees, audit-related fees, tax fees and all other fees billed or expected to be billed in aggregate by PwC Switzerland, PwC US and any other member firm of PricewaterhouseCoopers International Limited that rendered audit and related services to any member of Alcon, for the fiscal years ended December 31, 2024 and December 31, 2023:

($ millions)	2024	2023
Audit fees	10.0	9.6
Audit related fees	0.4	0.6
Tax fees	0.1	0.1
All other fees	0.2	0.2
Total	10.7	10.5
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
In 2024, our auditors participated in eight meetings of the Audit and Risk Committee in order to discuss auditing matters and present the 2024 audit strategy and audit results. In addition, our auditors regularly meet in private session with the Audit and Risk Committee and individually with the Chair of the Audit and Risk Committee. Our auditors provide at least once a year to the Audit and Risk Committee a report regarding (i) the external auditor’s internal quality-control procedures, (ii) any material issues raised by quality-control reviews or any inquiry or investigation by governmental or professional authorities, (iii) any step taken to deal with such issues and (iv) all relationships between the external auditor and the Alcon group.
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
Responsibility of the Compensation Committee for Performance Evaluations of Senior Management
In line with Swiss law, our Compensation Committee, together with the Board, proposes for shareholder approval at the Annual General Meeting the maximum aggregate amount of compensation for the Board and the maximum aggregate amount of fixed and variable compensation for the Executive Committee. Our shareholders elect each of the members of the Compensation Committee at the Annual General Meeting. In contrast, under NYSE standards, it is the responsibility of the compensation committee to evaluate senior management performance and to determine and approve, as a committee or together with the other independent directors, the compensation for senior officers and the board. US domestic companies listed on NYSE are required only to provide shareholders a periodic advisory non-binding vote on a company’s executive compensation practices.
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

	For the year ended December 31,
	2024	2023	2022
Production & Supply	12,414	12,639	12,815
Marketing & Sales	8,346	8,124	8,124
General & Administration	2,282	2,166	2,133
Research & Development (including support)	2,557	2,386	2,106
Total full-time equivalent employees	25,599	25,315	25,178
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
6.F. DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
None.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
The information set forth under “Item 6. Directors, Senior Management and Employees—6.C. Board Practice—Corporate Governance” is incorporated by reference.
7.B. RELATED PARTY TRANSACTIONS
In December 2023, we acquired approximately 8.5% voting interest of an associated company for $10 million which was accounted for using the equity method as Alcon is considered to have the ability to exercise significant influence. Subsequent to the acquisition of the voting interest, Alcon paid $3 million to extend the duration of its option to acquire certain exclusive commercialization rights. Other payments and payables to the associated company in 2024 amounted to $2 million primarily for research and development costs. Long-term convertible notes due from the associated company included in Financial assets on the Consolidated Balance Sheet amounted to $11 million as of December 31, 2024. On January 16, 2025, Alcon executed a stock purchase agreement and purchased the remaining equity interest of the associated company for total purchase consideration of approximately $95 million.
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

ITEM 9.    THE OFFER AND LISTING
9.A. OFFER AND LISTING DETAILS
Alcon Inc. shares are listed on the SIX and the NYSE as global registered shares under the trading ticker “ALC”. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies. During 2024, the average daily trading volume of Alcon Inc. shares was approximately 0.8 million shares on both the SIX and the NYSE.
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

ITEM 10.    ADDITIONAL INFORMATION
10.A. SHARE CAPITAL
Not Applicable.
10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION
The following is a summary of certain provisions of our Articles of Incorporation ("Articles"), our Regulations of the Board of Directors ("Board Regulations") and of Swiss law, particularly, the Swiss Code of Obligations ("Swiss CO"), in each case as in force on December 31, 2024. This is not a summary of all the significant provisions of the Articles, the Board Regulations or of Swiss law and does not purport to be complete. This description is qualified in its entirety by reference to the Articles and the Board Regulations, which are an exhibit to this Form 20-F, and to Swiss law.
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
Except as noted in the paragraph immediately below, shareholders' resolutions require the approval of a majority of the votes present or validly represented at a General Meeting of Shareholders. As a result, abstentions have the effect of votes against such resolutions. In accordance with Article 698 of the Swiss CO and as reflected in Article 17 of the Articles, some examples of shareholders' resolutions requiring a vote by such "absolute majority of the votes" are (1) amendments to the Articles; (2) elections of Directors, the Chair of the Board, the compensation committee members, the independent proxy and the statutory auditors; (3) approval of the management report, the consolidated financial statements, the report on non-financial matters and any other reports in accordance with the law or the Articles; (4) approval of the financial statements and appropriation of available earnings, such as the dividend, if any; (5) determination of interim dividends and approval of the interim financial statements required for this purpose, if any; (6) approval of the aggregate amounts of compensation of the Directors and the members of the ECA; (7) decisions to discharge Directors and the members of the ECA from liability for matters disclosed to the General Meeting of Shareholders; and (8) the repayment of the statutory capital reserve.
According to Article 704 of the Swiss CO and as reflected in Article 18 of the Articles, the following shareholders’ resolutions require the approval of at least two thirds of the votes present or validly represented at a General Meeting of Shareholders: (1) an alteration of Alcon’s corporate purpose; (2) the combination of shares, (3) the creation of shares with increased voting powers; (4) the change of currency of the share capital; (5) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions; (6) the introduction of shares with privileged voting rights; (7) the introduction of a capital range or the introduction of a conditional share capital; (8) an increase of the share capital through the conversion of equity surplus, against contributions in kind or by set-off against a claim and the grant of special rights; (9) a restriction or suspension of rights of option to subscribe to new shares; (10) the delisting of Alcon equity securities; (11) a provision of the Articles on holding the General Meeting abroad; (12) the introduction of an arbitration clause in the Articles; (13) a change of location of Alcon’s registered office; (14) Alcon’s dissolution; (15) any other matters that are reserved by law or the Articles; or (16) any amendment to the Articles which would create or eliminate a qualified majority requirement. Article 704 of the Swiss CO further provides that the introduction by the General Meeting of a casting vote for the person chairing the General Meeting requires a qualified majority. Swiss law further provides for a qualified majority for certain special resolutions, such as in case of merger or demerger.
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
(e) The Swiss CO limits a corporation's ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have freely disposable equity available in the amount necessary for this purpose. The aggregate nominal value of all Alcon shares held by us and our subsidiaries may not exceed 10% of our registered share capital. However, it is accepted that a corporation may repurchase its own shares beyond the statutory limit of 10%, if the repurchased shares are clearly earmarked for cancellation and such repurchase has been approved by our shareholders. In addition, we are required to recognize a negative position for our own shares acquired by Alcon or, if our subsidiaries acquire our shares, create a special reserve on our balance sheet in each case in the amount of the purchase price of the acquired shares. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a General Meeting of Shareholders, but are entitled to the economic benefits generally connected with the shares.
Under the Swiss CO, we may not cancel treasury shares without either (i) the approval of a capital reduction by our shareholders or (ii) a capital reduction within the capital range.
(f) Not applicable.
(g) Since all of our issued and outstanding shares have been fully paid in, we can make no further capital calls on our shareholders. See "—Shareholder Rights" and "—Change in Control".
(h) See "—Change in Control".
Changes to Shareholder Rights
Under the Swiss CO, we may not issue new shares without the prior approval of a capital increase by our shareholders, subject to the existing capital range and conditional share capital of Alcon pursuant to the Articles, as approved by the shareholders. See "Item 10.A.—Share Capital" for additional information. If a capital increase is approved, then our shareholders would generally have certain pre-emptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. These pre-emptive rights could be excluded in certain limited circumstances with the approval of a resolution adopted at a General Meeting of Shareholders by a majority of two thirds of the votes present or validly represented. In addition, we may not create shares with increased voting powers or place restrictions on the transfer of registered shares without the approval of a resolution adopted at a General Meeting of Shareholders by a majority of two thirds of the votes present or validly represented.
Shareholder Meetings
Under the Swiss CO and the Articles, we must hold an annual ordinary General Meeting of Shareholders within six months after the end of our financial year. General Meetings of Shareholders may be convened by the Board or, if necessary, by the statutory auditors. The Board is further required to convene an extraordinary General Meeting of Shareholders if so resolved by a General Meeting of Shareholders, or if so requested by shareholders holding an aggregate of at least 5% of the share capital, specifying the items for the agenda and their proposals. Shareholders holding shares with an aggregate nominal value of at least 0.5 percent of the share capital have the right to request that a specific proposal be put on the agenda, or that a proposal relating to an agenda item be included in the notice convening the General Meeting of Shareholders, and voted upon at the next General Meeting of Shareholders. Such request must be made in writing at the latest 45 days before the General Meeting of Shareholders. A General Meeting of Shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (feuille officielle suisse du commerce) at least 20 days prior to such meeting. Shareholders may also be informed by mail, e-mail or any other form that allows proof by text to the most recent contact information of the shareholder or authorized recipient recorded. There is no provision in the Swiss CO or the Articles requiring a quorum for the holding of a General Meeting of Shareholders. In addition, see "—Shareholder Rights" regarding conditions for exercising a shareholder's right to vote at a General Meeting of Shareholders.
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
According to the Swiss Merger Act, shareholders may pass a resolution to merge with another corporation at any time. Such a resolution would require the consent of at least two thirds of all votes present or validly represented at the necessary General Meeting of Shareholders.

Under the Swiss Financial Market Infrastructure Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of our shares would be under an obligation to make an offer to acquire all remaining Alcon shares. Alcon has neither opted out from the mandatory takeover offer obligation nor opted to increase the threshold for mandatory takeover offers in the Articles.
Disclosure of Shareholdings
Under the Swiss Financial Market Infrastructure Act, persons who directly, indirectly or in concert with other parties acquire or dispose of our shares or purchase or sale rights relating to our shares are required to notify us and the SIX of the level of their holdings whenever such holdings reach, exceed, or fall below certain thresholds—3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%—of the voting rights represented by our share capital (whether exercisable or not). This also applies to anyone who has discretionary power to exercise voting rights associated with our shares. Following receipt of such notification we are required to inform the public by publishing the information via the electronic publication platform operated by the SIX.
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
Notices
According to the Articles, shareholder communications of Alcon shall be made in the Swiss Official Gazette of Commerce (feuille officielle suisse du commerce). The Board of Directors may designate additional publication organs. Notices of Alcon to the shareholders may instead or in addition, at the election of the Board, be validly given by (i) mail, (ii) e-mail, or (iii) any other form that allows proof by text, to the most recent contact information of the shareholder or authorized recipient recorded.
Notices required under the Listing Rules will be published in electronic form on the website of SIX (currently https://www.ser-ag.com/en/resources/notifications-market-participants/official-notices.html#/).
10.C. MATERIAL CONTRACTS
Since January 1, 2023, there have been no material contracts, other than contract entered into in the ordinary course of business, to which Alcon is a party.
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
Passive Foreign Investment Company Rules
A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the taxable year ending December 31, 2024, nor do we anticipate that we will be a PFIC in subsequent taxable years. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of the taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for the taxable year ending December 31, 2024, or any subsequent taxable year, or that the IRS will not take a contrary position.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2024, the end of the period covered by this Annual Report, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024, the end of the period covered by this Annual Report, we maintained effective disclosure controls and procedures.
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
Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP's report as of December 31, 2024 is included in Item 18 of this Annual Report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
The Pre-Approval Policy provides that the independent auditors may not perform any services for Alcon unless the independent auditors are engaged pursuant to the Pre-Approval Policy. In addition, the Pre-Approval Policy prohibits the Audit and Risk Committee from pre-approving certain non-audit services that are prohibited from being performed by the independent auditors by applicable securities laws. Management is required to periodically report to the Audit and Risk Committee regarding the extent of services provided by the independent auditors. In 2024, all audit-related, tax and other services provided by PwC Switzerland, PwC US and any other firm of PricewaterhouseCoopers International Limited were pre-approved.
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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we nor any of our affiliated purchasers purchased any of our Ordinary Shares for the fiscal year ended December 31, 2024.

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
ITEM 16H.    MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
ITEM 16J.     INSIDER TRADING POLICIES
Our Global Policy on Insider Information governs purchases, sales and other dispositions of our securities by our directors, officers, associates and external consultants, including those of our subsidiaries. We believe our Global Policy on Insider Information is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the NYSE listing standards applicable to us. Our Global Policy on Insider Information prohibits purchases, sales and other dispositions of our securities while in possession of material nonpublic information about us and the securities of companies with which we do business, contemplate to do business or which we contemplate to fully or partially acquire. It also imposes additional restrictions on and preclearance and trading requirements for trading in our securities, including quarterly blackout periods, by certain associates who, on a regular basis, have access to material non-public information. The foregoing summary does not purport to be complete and is qualified in its entirety by our Global Policy on Insider Information, a copy of which is filed as Exhibit 11.1 to this Annual Report.

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
To provide for the availability of critical data and systems, maintain regulatory compliance, manage our risks from Cybersecurity Threats and to protect against, detect and respond to Cybersecurity Incidents, as such term is defined in Form 20-F, Part II, Item 16K(a), we undertake activities including:
▪The Alcon IT Security Incident Response policy generally follows the NIST incident handling framework to help us identify, protect, detect, respond and recover when there is an actual or potential cybersecurity incident. Alcon’s incident response policy also includes timely collaboration with appropriate Alcon business stakeholders, including information technology, data privacy and legal functions to appropriately identify and respond to any notification or other legal obligations related to such incidents, as applicable;
▪We monitor applicable data protection laws and best practices, and seek to implement, maintain and enhance our security safeguards and processes accordingly;
▪We regularly review our consumer facing policies and statements related to cybersecurity;
▪Where applicable, we seek to proactively inform our customers of substantive changes related to customer data handling;
▪We conduct annual data privacy, cybersecurity and compliance training for all our associates, which includes cyber and informational loss reporting;
▪We conduct annual cybersecurity management and incident training for associates involved in our systems and processes that handle sensitive data;
▪We perform regular phishing simulation activities for all associates and contractors with access to corporate email systems to enhance awareness and responsiveness to such possible threats;
▪We perform regular Security Incident Response Tabletops facilitated by a third party incident response provider and include comprehensive organizational involvement to simulate a response to a cybersecurity incident and use the findings to mature our processes and technologies;
▪We maintain, and review coverage on an periodic basis, a group insurance plan to provide protection against the potential losses arising from a cybersecurity incident; and
▪We have an incident response retainer with an industry leading supplier to assist in an actual or potential cybersecurity incident.
Through policy, practice and contract, as applicable, we require associates, as well as third parties who provide services on our behalf, to treat Alcon data, including customer, patient, employee and other confidential and sensitive information, in accordance with our policies.
Our incident response process coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate potential brand, reputational or other damage.
Our information security team partners with Alcon's data privacy and legal teams and other groups to timely determine whether and how risks from identified Cybersecurity Threats, including results from any previous Cybersecurity Incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial conditions.
Our processes also address Cybersecurity Threat risks associated with our use of third-party service providers, including those in our supply chain or who have access to Alcon data, including customer, patient, associate or other confidential or proprietary information, or Alcon systems or facilities. Third-party risks are included within our risk management assessment program, as well as our cybersecurity-specific risk identification program. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data or facilities that house such systems or data, and continually monitor Cybersecurity threat risks identified through such diligence. Additionally, we generally require those third parties that could introduce potentially heightened cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, and to agree to be subject to cybersecurity audits, which we conduct as appropriate.
As part of the above processes, our information security team regularly engages with Alcon's data privacy and legal teams, assessors, consultants, auditors and other third parties, including a regular maturity assessment by a Qualified Security Assessor to review our cybersecurity program to identify areas for continued focus, improvement and/or compliance.
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
The Audit and Risk Committee of our Board is responsible for the oversight of risks from Cybersecurity Threats. At least annually, the Audit and Risk Committee receives an overview from Cybersecurity management covering topics such as data security posture, results from third-party assessments, progress towards predetermined risk-mitigation-related goals, our incident response plan and material Cybersecurity Threat risks or incidents, as well as the steps management has taken to respond to such risks. In such sessions, the Audit and Risk Committee generally receives materials including a cybersecurity scorecard and other materials indicating current and emerging Cybersecurity Threat risks, and describing our ability to mitigate those risks, and discusses such matters with our Chief Information Security Officer ("CISO"). Members of the Audit and Risk Committee are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Cybersecurity Threat risks are also considered during separate Board meeting discussions of important matters such as enterprise risk management, operational budgeting and strategic planning, business continuity planning, mergers and acquisitions, brand management and other relevant matters.
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
1.1
Articles of Incorporation of Alcon Inc., as amended May 5, 2023 (English Translation) - incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 27, 2024

1.2
Regulations of the Board of Directors of Alcon Inc., as amended May 5, 2023 (English Translation) - incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 27, 2024

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

8.1	For a list of all principal subsidiaries of Alcon Inc., see "Item 18. Financial Statements-Note 27. Alcon subsidiaries and associated companies".
11.1	Alcon Global Policy on Insider Information

12.1	Certification of David J. Endicott, Chief Executive Officer of Alcon Inc., Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of Timothy C. Stonesifer, Chief Financial Officer of Alcon Inc., Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of David J. Endicott, Chief Executive Officer of Alcon Inc., Pursuant to 18 U.S.C Section 1350
13.2	Certification of Timothy C. Stonesifer, Chief Financial Officer of Alcon Inc., Pursuant to 18 U.S.C Section 1350
15.1	Consent of PricewaterhouseCoopers LLP
97.1
Alcon Inc. Policy for Compensation Recovery in the Event of a Financial Restatement - incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 27, 2024

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
Date: February 25, 2025

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

Consolidated Income Statement
(For the years ended December 31, 2024, 2023 and 2022)

($ millions except earnings per share)	Note	2024	2023	2022
Net sales	4	9,836	9,370	8,654
Other revenues	4	75	85	63
Net sales and other revenues		9,911	9,455	8,717
Cost of net sales		(4,328)	(4,141)	(3,910)
Cost of other revenues		(71)	(67)	(59)
Gross profit		5,512	5,247	4,748
Selling, general & administration		(3,250)	(3,209)	(3,068)
Research & development		(876)	(828)	(702)
Other income		77	80	36
Other expense		(50)	(251)	(342)
Operating income		1,413	1,039	672
Interest expense	5	(192)	(189)	(134)
Other financial income & expense	5	43	(18)	(75)
Share of (loss) from associated companies	24	(8)	—	—
Income before taxes		1,256	832	463
Taxes	6	(238)	142	(128)
Net income		1,018	974	335

Earnings per share ($)
Basic		2.06	1.98	0.68
Diluted		2.05	1.96	0.68

Weighted average number of shares outstanding (millions)
Basic	7.3	494.4	493.0	491.4
Diluted	7.3	497.5	496.5	494.4
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Comprehensive Income
(For the years ended December 31, 2024, 2023 and 2022)

($ millions)	2024	2023	2022
Net income	1,018	974	335
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	(116)	25	(36)
Total of items to eventually recycle	(116)	25	(36)
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	14	(30)	141
Fair value adjustments on equity investments, net of taxes(3)	36	(5)	(1)
Total of items never to be recycled	50	(35)	140
Total comprehensive income	952	964	439
(1)Amounts are net of tax benefit of $1 million in 2024 and 2023. Amount is net of tax expense of $0.4 million in 2022.
(2)Amount is net of tax expense of $5 million in 2024. Amount is net of tax benefit of $8 million in 2023. Amount is net of tax expense of $40 million in 2022.
(3)Amounts are net of tax expense of $16 million and $3 million in 2024 and 2023, respectively. Amount is net of tax benefit of $1 million in 2022.
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Balance Sheet
(At December 31, 2024 and 2023)

($ millions)	Note	2024	2023
Assets
Non-current assets
Property, plant & equipment	8	4,389	4,369
Right-of-use assets	15	449	354
Goodwill	9	8,946	8,926
Intangible assets other than goodwill	9	8,587	9,060
Deferred tax assets	10	421	443
Financial assets	11	652	517
Other non-current assets	11	594	298
Total non-current assets		24,038	23,967
Current assets
Inventories	12	2,268	2,322
Trade receivables	13	1,736	1,770
Income tax receivables		23	34
Cash and cash equivalents	17	1,676	1,094
Time deposits	17	153	—
Other current assets	14	453	427
Total current assets		6,309	5,647
Total assets		30,347	29,614

Equity and liabilities
Equity
Share capital	7.1	20	20
Reserves		21,533	20,604
Total equity		21,553	20,624
Liabilities
Non-current liabilities
Financial debts	16	4,538	4,676
Lease liabilities	15	429	335
Deferred tax liabilities	10	724	797
Provisions & other non-current liabilities	18	825	784
Total non-current liabilities		6,516	6,592
Current liabilities
Trade payables		773	811
Financial debts	16	105	63
Lease liabilities	15	68	71
Current income tax liabilities		104	114
Provisions & other current liabilities	19	1,228	1,339
Total current liabilities		2,278	2,398
Total liabilities		8,794	8,990
Total equity and liabilities		30,347	29,614
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Changes in Equity
(For the years ended December 31, 2024, 2023 and 2022)

($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial (losses)/gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of December 31, 2021	20	19,356	(32)	(74)	(14)	(120)	19,256
Net income		335				—	335
Other comprehensive income/(loss)			(1)	141	(36)	104	104
Total comprehensive income	—	335	(1)	141	(36)	104	439
Dividends		(102)				—	(102)
Equity-based compensation		68				—	68
Other movements(2)		16				—	16
Total other movements	—	(18)	—	—	—	—	(18)
Balance as of December 31, 2022	20	19,673	(33)	67	(50)	(16)	19,677
Net income		974				—	974
Other comprehensive income/(loss)			(5)	(30)	25	(10)	(10)
Total comprehensive income	—	974	(5)	(30)	25	(10)	964
Dividends		(117)				—	(117)
Equity-based compensation		86				—	86
Other movements(2)		8	6			6	14
Total other movements	—	(23)	6	—	—	6	(17)
Balance as of December 31, 2023	20	20,624	(32)	37	(25)	(20)	20,624
Net income		1,018				—	1,018
Other comprehensive income/(loss)			36	14	(116)	(66)	(66)
Total comprehensive income	—	1,018	36	14	(116)	(66)	952
Dividends		(131)				—	(131)
Equity-based compensation		110				—	110
Other movements(2)		67	(69)			(69)	(2)
Total other movements	—	46	(69)	—	—	(69)	(23)
Balance as of December 31, 2024	20	21,688	(65)	51	(141)	(155)	21,553
(1)     "Total value adjustments" are presented net of the corresponding tax effects.
(2)     Activity includes hyperinflationary accounting (see Note 2). The year ended December 31, 2024 also includes reclassifications to Other reserves related to the transfer of an equity investment to an investment in associated company and the settlement of an equity investment. The year ended December 31, 2023 also includes a reclassification to Other reserves related to the sale of an equity investment.
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Consolidated Statement of Cash Flows
(For the years ended December 31, 2024, 2023 and 2022)

($ millions)	Note	2024	2023	2022
Net income		1,018	974	335
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	20.1	1,226	1,226	1,111
Equity-based compensation expense		150	144	140
Non-cash change in current and non-current provisions and other non-current liabilities		52	21	187
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		16	27	10
Net gain on divestment of product rights	21.3	(57)	—	—
Interest expense		192	189	134
Other financial income & expense		(43)	18	75
Share of loss from associated companies	24	8	—	—
Taxes		238	(142)	128
Interest received		69	33	14
Interest paid		(182)	(176)	(111)
Other financial payments		(8)	(7)	(7)
Taxes paid		(326)	(255)	(178)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		2,353	2,052	1,838
Net payments out of provisions and other cash movements in non-current liabilities		(87)	(260)	(99)
Change in net current assets and other operating cash flow items	20.2	(189)	(404)	(522)
Net cash flows from operating activities		2,077	1,388	1,217
Purchase of property, plant & equipment		(473)	(658)	(636)
Purchase of intangible assets		(197)	(193)	(109)
Purchase of investments in associated companies	24	(159)	(10)	—
Payments for financial assets		(128)	(233)	(50)
Purchase of time deposits	17	(150)	—	—
Proceeds from financial assets		9	2	2
Proceeds from sale of short-term investments	21.1	—	—	79
Acquisitions of assets, net of cash acquired	21.2	—	(2)	(485)
Acquisitions of businesses, net of cash acquired	21.1	(61)	—	(666)
Other investing cash flows		(8)	—	—
Net cash flows used in investing activities		(1,167)	(1,094)	(1,865)
Dividends paid to shareholders of Alcon Inc.	7.2	(130)	(116)	(100)
Repayment of financial debts	20.3	(47)	(34)	(2,267)
Proceeds from financial debts, net of issuance costs	20.3	59	69	2,586
Other net changes in financial debts	20.3	(66)	37	(42)
Lease payments	20.3	(83)	(79)	(69)
Payment of withholding taxes related to equity-based compensation		(47)	(49)	(50)
Other financing cash flows		(8)	(39)	(66)
Net cash flows used in financing activities		(322)	(211)	(8)
Effect of exchange rate changes on cash and cash equivalents		(6)	31	61
Net change in cash and cash equivalents		582	114	(595)
Cash and cash equivalents at January 1		1,094	980	1,575
Cash and cash equivalents at December 31		1,676	1,094	980
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
The Consolidated Financial Statements of Alcon are comprised of the Consolidated Balance Sheet as of December 31, 2024 and 2023 and the Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the years ended December 31, 2024, 2023 and 2022.
The country of operation and percentage ownership of the legal entities with "Total assets" or "Net sales" in excess of $5 million included in the Consolidated Financial Statements are disclosed in Note 27.

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
Associated companies are all entities over which Alcon has a significant influence but not control or joint control. This is generally the case where Alcon holds between 20% and 50% of an entity's voting rights. Alcon can also have significant influence over an investee where it holds less than 20% of the voting rights if Alcon has significant transactions with the investee, Alcon has influence over the investee’s policy making decisions through Board representation, Alcon shares significant technical information with the investee or Alcon exchanges personnel with the investee. Investments in associated companies are accounted for using the equity method from the date when the investee is determined to be an associated company until the date when Alcon loses significant influence over the investee. Under the equity method, the investment is initially recognized at cost. Investments in associated companies acquired in stages are accounted for under the fair value as deemed cost approach. Under this policy election, Alcon revalues its pre-existing investment to fair value on the date the investee becomes an associated company. Transaction costs for the acquisition of an additional stake are expensed when incurred. The carrying amount of the investment is subsequently increased or decreased, to recognize Alcon's share of profit or loss and other comprehensive income of the associated company after the date of initial recognition.
Alcon eliminates its share of profit/(loss) from unrealized gains/(losses) from its transactions with associated companies against the carrying amount of the investment. Dividends received or receivable from associated companies are recognized as a reduction in the carrying amount of the investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
Use of estimates and assumptions
The preparation of Consolidated Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
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
For entities not operating in hyperinflationary economies, the entities' results, financial position and cash flows that do not have USD as their functional currency are translated into USD using the following exchange rates:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
The below table shows the respective useful lives for property, plant and equipment.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
The below table shows the respective useful lives for available-for-use intangible assets and the location in the Consolidated Income Statement in which the respective amortization and any potential impairment charge is recognized.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
Discount rates used consider Alcon's estimated weighted average cost of capital adjusted for specific country and currency risks associated with cash flow projections to approximate the weighted average cost of capital of a comparable market participant. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.
Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term and highly liquid investments. Other short-term and highly liquid investments are classified as cash and cash equivalents when original or weighted-average maturities are three months or less and amounts are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in value. Bank overdrafts are usually presented within current "Financial debts" on the Consolidated Balance Sheet except in cases where a right of offset has been agreed with a bank which then allows for presentation on a net basis.
Time deposits
Time deposits are financial instruments recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Time deposits with a maturity date greater than three months but less than twelve months are reported in the Consolidated Balance Sheet in "Time deposits" in current assets. Time deposits with a maturity date greater than twelve months are reported in "Financial assets" in non-current assets. Interest income is recognized in "Other financial income & expense" in the Consolidated Income Statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Financial assets
Financial assets measured at amortized cost
Non-current financial assets measured at amortized cost generally include long-term note receivables, long-term receivables from customers, primarily related to surgical equipment sales arrangements, loans, advances and other deposits. The carrying value of these assets reflects the time value of money, less any allowances for uncollectable amounts.
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
Financial assets measured at fair value through profit and loss ("FVPL")
Financial assets measured at FVPL generally include options to acquire private companies, fund investments and derivative financial instruments. Changes in the fair value of options to acquire development stage private companies are charged to "Research and development" expense in the Consolidated Income Statement. Unrealized or realized gains and losses for fund investments, including exchange gains and losses, are recognized in the Consolidated Income Statement in "Other income" for gains and "Other expense" for losses.
Derivative financial instruments are initially recognized in the Consolidated Balance Sheet at fair value and are remeasured to their current fair value at the end of each subsequent reporting period. The valuation of forward exchange rate contracts and foreign exchange swaps are based on the discounted cash flow model, using interest curves and spot rates at the reporting date as observable inputs. Unsettled forward contracts and swaps are measured at fair value at the reporting date with changes in fair value recorded to the Consolidated Income Statement as unrealized gains or losses in "Other financial income & expense". Settled forward contracts and swaps are measured at maturity date at fair value with corresponding realized gains or losses recognized in the Consolidated Income Statement in "Other financial income & expense". No hedge accounting is applied for these arrangements.
Financial assets measured at fair value through other comprehensive income ("FVOCI")
Equity investments, including equity securities and convertible notes receivable held as strategic investments, are generally designated at the date of acquisition as financial assets valued at FVOCI with no subsequent recycling through profit and loss. Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income. They are reclassified to "Other reserves" when the equity investment is sold or settled. If these equity securities and convertible notes receivable are not designated at the date of acquisition as financial assets valued at FVOCI, they are valued at FVPL, as described above.
For all financial assets measured at fair value, Alcon recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the transfers have occurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
For the determination of the fair value of a contingent consideration, various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the timing and probability of regulatory and commercial success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of triggering events. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration. These estimates typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment, and if material, appropriately discounted to reflect the impact of time.
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
Defined benefit pension plans and other post-employment benefits
The liability or asset recognized in the balance sheet in respect of defined benefit pension plans and other post-employment benefits is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit ("PUC") method.
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
Interest paid on financial debts is classified as operating activities in the Consolidated Statement of Cash Flows. Proceeds and repayments of borrowings with due dates of three months or less are presented net as financing activities in the Consolidated Statement of Cash Flows. Financial debts are classified as current liabilities unless Alcon has a right to defer the settlement of the liability for at least twelve months after the reporting period.
Revenue
Net sales
Revenue on the sale of Alcon products and services, which is recorded as "Net sales" in the Consolidated Income Statement, is recognized when a contractual promise to a customer (i.e., a performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue would be recognized upon the satisfaction of acceptance criteria. The amount of revenue to be recognized is based on the consideration Alcon expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the relative stand-alone selling price of each performance obligation.
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
•Surgical equipment revenue from outright cash sales and installment sales arrangements is recognized at the point in time when control is transferred to the customer. The current portion of long-term receivables from customers and long-term receivables from customers for installment sales arrangements are recorded in "Other current assets" (see "Current portion of long-term receivables from customers" in Note 14) and "Financial assets" (see "Long-term receivables from customers" in Note 11), respectively. Financing income for installment sales arrangements longer than twelve months is recognized over the term of the arrangement in "Other income". Alcon applies the practical expedient under IFRS 15 to installment sales arrangements that are twelve months or less in duration.
•In addition to cash and installment sales, revenue is recognized under finance and operating lease arrangements. Leases in which Alcon transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair value of the equipment, which approximates the present value of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements longer than twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in "Other income". Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term in "Net sales".

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
The Organization for Economic Cooperation and Development (“OECD") has published Global Anti-Base Erosion (“GloBE”) Model Rules, which include a minimum 15% tax rate by jurisdiction ("Pillar Two"). For the periods ended December 31, 2024 and 2023, we have applied the IASB amendment to IAS 12, Income Taxes, which provides a mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two.
Earnings per share
Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
New standards and interpretations recently adopted
Effective January 1, 2024, Alcon adopted Amendments to International Accounting Standards 1 ("IAS 1"), Presentation of Financial Statements, which clarified the criteria used in determining the classification on the balance sheet of a liability as non-current where an entity has the right to postpone settlement of the liability for at least twelve months after the reporting date. Upon adoption of the amendment, current financial debts of $82 million for which Alcon has a right to roll over for at least twelve months after the December 31, 2023 balance sheet date were retrospectively reclassified to non-current financial debts.
In July 2024, the IASB approved an International Financial Reporting Interpretations Committee ("IFRIC") agenda decision, Disclosure of Revenues and Expenses for Reportable Segments, related to application of the requirements in IFRS 8, Operating Segments, to disclose specified amounts related to segment profit or loss for each reportable segment. Upon adoption of this IFRIC agenda decision, Alcon has added incremental disclosures related to reportable segments in Note 4.
New standards and interpretations not yet adopted
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. IFRS 18 will be retroactively effective for our annual reporting periods beginning on January 1, 2027, with early adoption permitted. The standard is expected to improve comparability and transparency of financial statements by requiring defined subtotals in the Consolidated Income Statement, requiring disclosure of management-defined performance measures and adding new principles for aggregation and disaggregation of information. Alcon is currently evaluating the impact of this standard on its Consolidated Financial Statements.
Other than previously described, as of December 31, 2024 there are no IFRS Accounting Standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

3.     Significant transactions
Significant transactions in 2024
Divestment of product rights and out-licensing in China
On October 17, 2024, Alcon closed on a set of definitive agreements to divest its rights in China in favor of Ocumension Therapeutics (Hong Kong) Limited (“Ocumension”) to Bion Tears and Tears Naturale (reported in Vision Care segment) and procedural eye drops (reported in Surgical segment). Under the terms of the agreements, Ocumension licensed the exclusive commercialization rights to Systane Ultra in China and development and commercialization rights to AR-15512 in China. In exchange, Alcon received up-front consideration of $116 million in the form of approximately 16.7% of the ordinary shares of Ocumension. Alcon will also receive royalties and defined AR-15512 sales milestones. Refer to Note 21.3 for additional information.
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN Vision Ltd. ("BELKIN") as provided under the Agreement and Plan of Merger ("Agreement"). This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the purchase price allocation ("PPA") of the consideration to the fair values of acquired assets and assumed liabilities. The total purchase consideration amounted to $92 million, including $20 million of previously-held FVOCI financial investments in BELKIN. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million. Refer to Note 21.1 for additional information and final PPA.
Significant transactions in 2023
There were no significant transactions during 2023.
Significant transactions in 2022
Vision Care - Acquisition of Aerie Pharmaceuticals, Inc.
On November 21, 2022, Alcon acquired 100% of the outstanding shares and equity of Aerie Pharmaceuticals, Inc. ("Aerie"), a pharmaceutical company focused on the discovery, development, manufacturing and commercialization of first-in-class ophthalmic therapies. Pursuant to the terms of the Agreement and Plan of Merger, Alcon paid $15.25 per share to acquire all outstanding shares of Aerie's common stock. The total purchase consideration amounted to $744 million and total cash paid for the net identifiable assets recognized, net of cash acquired, was $666 million. Alcon also assumed debt of $316 million. This transaction was accounted for as a business combination that resulted in goodwill of $65 million under the preliminary PPA of the fair values of the acquired assets and assumed liabilities. The total purchase consideration was funded with proceeds from a bridge loan facility agreement (the "2022 Bridge Loan Facility") on November 21, 2022. Refer to Note 16 for additional information regarding the 2022 Bridge Loan Facility. The PPA was subsequently finalized during the third quarter of 2023, resulting in adjusted goodwill of $21 million. Refer to Note 21.1 for additional information regarding the final PPA.
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
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 2 are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments based on net sales and segment contribution, which is the single measure of segment profitability.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition and divestment related items, fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Net sales and other revenues by segment

($ millions)	2024	2023	2022
Surgical
Implantables	1,775	1,703	1,725
Consumables	2,861	2,719	2,499
Equipment/other	886	892	821
Total Surgical net sales	5,522	5,314	5,045
Vision Care
Contact lenses	2,609	2,400	2,192
Ocular health	1,705	1,656	1,417
Total Vision Care net sales	4,314	4,056	3,609
Total net sales	9,836	9,370	8,654
Surgical other revenues	4	—	—
Vision Care other revenues	71	85	63
Total other revenues	75	85	63
Total net sales and other revenues	9,911	9,455	8,717
Segment contribution and reconciliation to income before taxes
The below table summarizes segment contribution, including material items of income and expense as required by IFRS 8, Operating Segments, and the associated IFRIC agenda decision published in July 2024. The below table also includes a reconciliation of segment contribution to Income before taxes.

	Surgical			Vision Care			Not allocated to segments			Total
($ millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Net sales	5,522	5,314	5,045	4,314	4,056	3,609	—	—	—	9,836	9,370	8,654
Other revenues	4	—	—	71	85	63	—	—	—	75	85	63
Cost of net sales	(2,014)	(1,898)	(1,835)	(1,605)	(1,535)	(1,410)	(709)	(708)	(665)	(4,328)	(4,141)	(3,910)
Cost of other revenues	(4)	—	—	(67)	(67)	(59)	—	—	—	(71)	(67)	(59)
Selling, general & administration	(1,461)	(1,435)	(1,388)	(1,467)	(1,473)	(1,391)	(322)	(301)	(289)	(3,250)	(3,209)	(3,068)
Research & development	(580)	(527)	(486)	(284)	(289)	(212)	(12)	(12)	(4)	(876)	(828)	(702)
Other income	—	—	—	—	—	—	77	80	36	77	80	36
Other expense	—	—	—	—	—	—	(50)	(251)	(342)	(50)	(251)	(342)
Segment contribution and Operating income	1,467	1,454	1,336	962	777	600	(1,016)	(1,192)	(1,264)	1,413	1,039	672
Interest expense							(192)	(189)	(134)	(192)	(189)	(134)
Other financial income & expense							43	(18)	(75)	43	(18)	(75)
Share of (loss) from associated companies							(8)	—	—	(8)	—	—
Income before taxes										1,256	832	463

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Included in segment contribution are:

($ millions)	2024	2023	2022
Depreciation of property, plant & equipment:
Surgical	(147)	(144)	(131)
Vision Care	(241)	(237)	(198)
Not allocated to segments	(4)	(4)	(1)
Total depreciation of property, plant & equipment	(392)	(385)	(330)

Depreciation of right-of-use assets:
Surgical	(50)	(49)	(46)
Vision Care	(33)	(42)	(30)
Total depreciation of right-of-use assets	(83)	(91)	(76)

Impairment charges on property, plant & equipment, net:
Surgical	(1)	—	(2)
Total impairment charges on property, plant & equipment, net	(1)	—	(2)

Equity-based compensation:
Surgical	(81)	(78)	(74)
Vision Care	(58)	(64)	(61)
Not allocated to segments	(23)	(17)	(17)
Total equity-based compensation	(162)	(159)	(152)
Geographical information
The below table shows the United States, International and countries that accounted for more than 5% of at least one of the respective Alcon totals, for net sales for the years ended December 31, 2024, 2023 and 2022, and for selected non-current assets at December 31, 2024 and 2023.

	Net sales(2)						Total of selected non-current assets(3)
($ millions unless indicated otherwise)(1)	2024		2023		2022		2024		2023

Country
United States	4,511	46%	4,312	46%	3,897	45%	11,380	51%	11,490	51%
International	5,325	54%	5,058	54%	4,757	55%	10,991	49%	11,219	49%
thereof:
Switzerland (country of domicile)	79	1%	64	1%	59	1%	8,800	39%	9,137	40%
Japan	554	6%	583	6%	568	7%	28	—%	34	—%
China	560	6%	526	6%	474	5%	21	—%	10	—%
Other	4,132	42%	3,885	41%	3,656	42%	2,142	10%	2,038	9%
Company total	9,836	100%	9,370	100%	8,654	100%	22,371	100%	22,709	100%
(1)International percentages may not sum due to rounding.
(2)Net sales by location of third-party customer.
(3)Includes property, plant & equipment, right-of-use assets, goodwill and other intangible assets.
No customer accounted for 10% or more of Alcon's net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
5.    Interest expense and other financial income & expense
Interest expense

($ millions)	2024	2023	2022
Interest expense on financial debts	(165)	(162)	(110)
Interest expense from discounting long-term liabilities	(8)	(10)	(9)
Interest expense on lease liabilities	(19)	(17)	(15)
Total interest expense	(192)	(189)	(134)
Other financial income & expense

($ millions)	2024	2023	2022
Interest income	84	45	16
Loss on extinguishment of financial debt	—	—	(5)
Other financial expense	(12)	(11)	(12)
Monetary gain/(loss) from hyperinflation accounting	1	(13)	(16)
Currency result, net	(30)	(39)	(58)
Total other financial income & expense	43	(18)	(75)

6.     Taxes
Income before taxes

($ millions)	2024	2023	2022
Switzerland	493	359	234
Foreign	763	473	229
Total income before taxes	1,256	832	463
Current and deferred income taxes

($ millions)	2024	2023	2022
Switzerland	(95)	(74)	(17)
Foreign	(239)	(93)	(146)
Current income tax (expense)	(334)	(167)	(163)
Switzerland	25	313	53
Foreign	71	(4)	(18)
Deferred tax income	96	309	35
Total income tax (expense)/income	(238)	142	(128)

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

	2024		2023		2022
($ millions unless indicated otherwise)(1)		%		%		%
Applicable tax rate	(256)	20.4%	(168)	20.2%	(104)	22.5%
Effect of disallowed expenditures	(4)	0.3%	(7)	0.8%	(13)	2.8%
Effect of deemed legal entity liquidation	57	(4.5)%	—	—%	—	—%
Effect of equity-based compensation	(2)	0.2%	(3)	0.4%	(13)	2.8%
Effect of tax credits and allowances	18	(1.4)%	12	(1.4)%	11	(2.4)%
Effect of deductibility of a statutory expense in Switzerland(2)	—	—%	568	(68.3)%	23	(5.0)%
Effect of adjustments to contingent consideration and other liabilities	—	—%	2	(0.2)%	3	(0.6)%
Effect of changes in uncertain tax positions(3)	(43)	3.4%	(271)	32.6%	10	(2.2)%
Effect of previously unrecognized tax loss carryforward	12	(1.0)%	11	(1.3)%	—	—%
Effect of 2022 APA on prior years	—	—%	6	(0.7)%	(37)	8.0%
Effect of non-deductible amortization	(9)	0.7%	(8)	1.0%	(7)	1.5%
Effect of other items	(10)	0.8%	(6)	0.7%	2	(0.4)%
Effect of prior year items	(1)	0.1%	6	(0.7)%	(3)	0.6%
Effective tax rate	(238)	18.9%	142	(17.1)%	(128)	27.6%
(1)Percentages may not sum due to rounding.
(2)Includes agreements for fiscal years 2023 and 2022. 2023 also includes a long-term Swiss Tax Agreement; however, it is uncertain whether Alcon will obtain a similar treatment for future years for a portion of the benefit.
(3)Includes the net effect of partial reserves and benefits recognized for the deductibility of statutory expenses in Switzerland. 2024 also includes reserves for the deemed liquidation of a legal entity. 2023 also includes the release of reserves in US and Germany following the conclusion of tax audits and other items.
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
The applicable tax rate was 20.4% in 2024, compared to 20.2% in 2023 and 22.5% in 2022, primarily due to the mix of pre-tax income/(loss) across geographical jurisdictions. The effective tax rate was a 17.1% benefit in 2023 primarily driven by a $263 million net benefit associated with the 2023 Swiss Tax Agreement (as defined below) and a net benefit of $36 million from other discrete tax items. The effective tax rate was 27.6% in 2022, primarily driven by the recognition of tax expense for the 2022 APA (as defined below), partially offset by a net benefit from other discrete tax items.
Tax returns are subject to examination by competent taxing authorities, which may result in assessments being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in the estimates of the tax positions.
2023 Swiss Tax Agreement
In 2023, Alcon entered into a long-term agreement with Switzerland tax authorities related to the deductibility of a statutory expense in Switzerland through March 31, 2039 (the "2023 Swiss Tax Agreement"). As a result, in 2023 Alcon recorded a discrete tax benefit of $263 million in "Taxes" in the Consolidated Income Statement and corresponding deferred tax asset, net of reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

2022 Advanced Pricing Agreement
In 2022, Alcon recognized the impact of an Advanced Pricing Agreement between US and Switzerland tax authorities (the "2022 APA") related to the allocation and taxation of relevant Alcon profits between the US and Switzerland retroactive to 2019. The 2022 APA results in more profit being taxable at the rate applicable in the US compared to Alcon’s historical filing position. As a result, in 2022 Alcon recorded a discrete item of $37 million of income tax expense related to the 2019 through 2021 tax years and an increase of $64 million of income tax expense for the year ended December 31, 2022. The 2022 APA is valid through 2027.
Pillar Two income taxes
The OECD has published GloBE Model Rules, which include a minimum 15% tax rate by jurisdiction ("Pillar Two"). Various countries have enacted or intend to enact tax legislation to comply with Pillar Two rules. Alcon is within the scope of the OECD’s Pillar Two, which has implications for Alcon’s financial results starting January 1, 2024 onward.
Of the countries that have enacted, or will be enacting Pillar Two legislation, we expect Switzerland to be the most impactful to Alcon. In December 2023, the Swiss government decided to partially implement Pillar Two by introducing a Qualified Domestic Minimum Top-up Tax (“QDMTT”) to reach the required taxation level of 15% on Pillar Two qualifying profits earned by companies domiciled in Switzerland effective from January 1, 2024. This QDMTT will not be applied to the Pillar Two qualifying profits earned by subsidiaries domiciled in tax jurisdictions outside of Switzerland. The implementation timing and specific provisions of any further Pillar Two tax regulations in Switzerland remain subject to further assessments at both the Federal and Cantonal levels. In September 2024, the Swiss government introduced the Income Inclusion Rule ("IIR") effective beginning January 1, 2025. Under the IIR, Switzerland will tax the Pillar Two-qualifying profit of foreign subsidiaries in case and to the extent the taxation in those countries does not reach the required taxation level of 15%. On January 15, 2025, the OECD issued administrative guidance related to the treatment of certain deferred taxes to streamline the administration of Pillar Two. This administrative guidance did not impact Alcon's 2024 Consolidated Financial Statements.
For the years ended December 31, 2024 and 2023, we have applied the IASB amendment to IAS 12, Income Taxes, which provides a mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two. Further, Alcon's effective tax rates in the relevant jurisdictions met the minimum 15% taxation level in the current year. We are continuing to follow Pillar Two legislative developments to evaluate the potential future impact on our consolidated results of operations, financial position and cash flows.
7.     Share capital, dividends and earnings per share
7.1 Share capital
The share capital of the Company as of December 31, 2024 is CHF 20 million, which is comprised of 499.7 million registered shares, nominal value of CHF 0.04 per share.
The below table shows the movement in the shares.

(shares in millions)(1)	Common stock shares outstanding	Treasury stock shares	Total shares
January 1, 2022	490.1	9.6	499.7
Settlement of equity-based awards	1.7	(1.7)	—
December 31, 2022	491.8	7.9	499.7
Settlement of equity-based awards	1.5	(1.5)	—
December 31, 2023	493.2	6.4	499.7
Settlement of equity-based awards	1.4	(1.4)	—
December 31, 2024	494.6	5.1	499.7
(1)Totals may not sum due to rounding.
All of the Company's 5.1 million shares held in treasury as of December 31, 2024 may only be used to fulfill the future vesting of existing and future equity-based awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Capital range and conditional share capital
On May 5, 2023, Alcon's shareholders approved the introduction of a capital range and a conditional share capital in Alcon's Articles of Incorporation. Under the capital range, and until May 5, 2028 or an earlier expiry, the Company's Board of Directors (the "Board") has the authority to increase or decrease the share capital ranging from CHF 19 million (lower limit) to CHF 22 million (upper limit). The capital increase or decrease may be effected by (A) issuing up to the lower of (i) 50 million fully paid-in registered shares and (ii) 10% of the share capital at the time of increase or (B) cancelling up to 25 million registered shares, as applicable. The Board is further authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties, the Company or any of its group companies, for the purposes of (a) raising equity capital, (b) acquisition transactions, (c) broadening the shareholders constituency in certain financial or investor markets or (d) Board, executive management, employees, advisors or other participation programs.
The Board can also rely on a conditional share capital instrument in its Articles of Incorporation through which the share capital may be increased in an amount not to exceed CHF 2.0 million, by the issuance of up to 50 million fully paid-in registered shares through the voluntary or mandatory exercise of conversion, exchange, option, warrant, subscription or other rights granted to or imposed on shareholders or third parties alone or in connection with the issuance of bonds, notes, options, warrants or other similar securities or contractual obligations of the Company or its affiliates. The conditional share capital may be used for the same purposes as stated in the preceding paragraph in connection with the capital range. As of December 31, 2024, the Board had not made use of the authority under any of the capital range or conditional share capital provisions.
7.2 Dividends
On February 27, 2024, the Board proposed a dividend of CHF 0.24 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 8, 2024 and paid in May 2024 for an amount of $130 million.
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
7.3 Earnings per share
Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2024, 2023 and 2022, the weighted average number of shares outstanding was 494.4 million, 493.0 million and 491.4 million, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards under the Company's equity-based incentive plans, as described in Note 23. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the years ended December 31, 2024, 2023 and 2022, the weighted average diluted number of shares outstanding was 497.5 million, 496.5 million and 494.4 million, respectively, which includes the potential conversion of 3.1 million, 3.5 million and 3.0 million unvested equity-based awards, respectively.
The average market value of the Company's shares for the purposes of calculating the potentially dilutive effects of unvested equity-based awards was based on quoted market prices for the period that the unvested awards were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

8.     Property, plant & equipment
The below table summarizes the movements of property, plant & equipment in 2024.

($ millions)	Land	Buildings & improvements	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2024	38	2,294	1,023	3,989	7,344
Additions	2	20	368	128	518
Impact of business combinations	—	—	—	1	1
Disposals and derecognitions(1)	—	(20)	(4)	(107)	(131)
Reclassifications for assets placed in service	—	87	(421)	334	—
Currency translation effects	(1)	(42)	(26)	(75)	(144)
December 31, 2024	39	2,339	940	4,270	7,588

Accumulated depreciation
January 1, 2024	—	(952)	(2)	(2,021)	(2,975)
Depreciation charge	—	(111)	—	(281)	(392)
Impairment charges	—	—	—	(1)	(1)
Disposals and derecognitions(1)	—	16	—	99	115
Currency translation effects	—	18	1	35	54
December 31, 2024	—	(1,029)	(1)	(2,169)	(3,199)
Net book value at December 31, 2024	39	1,310	939	2,101	4,389
(1)Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.
As of December 31, 2024, commitments for purchases of property, plant & equipment were $221 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes the movements of property, plant & equipment in 2023.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

9.     Goodwill and other intangible assets
The below table summarizes the movements of goodwill and other intangible assets in 2024.

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total

Cost
January 1, 2024	8,926	2,980	918	5,369	6,204	5,960	810	22,241
Impact of business combinations	20	—	—	—	75	—	—	75
Additions	—	—	45	—	32	—	130	207
Disposals and derecognitions(1)	—	—	—	(21)	(82)	—	(44)	(147)
December 31, 2024	8,946	2,980	963	5,348	6,229	5,960	896	22,376

Accumulated amortization
January 1, 2024	—	—	(179)	(5,309)	(4,186)	(3,099)	(408)	(13,181)
Amortization charge	—	—	—	(32)	(378)	(239)	(94)	(743)
Disposals and derecognitions(1)	—	—	—	21	79	—	44	144
Impairment charges	—	—	(9)	—	—	—	—	(9)
December 31, 2024	—	—	(188)	(5,320)	(4,485)	(3,338)	(458)	(13,789)
Net book value at December 31, 2024	8,946	2,980	775	28	1,744	2,622	438	8,587
(1)     Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use. The current year period also includes currently marketed products divested as described in Note 21.3.
The below table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2024.

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,564	—	562	28	581	2,622	271	4,064
Vision Care	4,382	—	213	—	1,163	—	167	1,543
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2024	8,946	2,980	775	28	1,744	2,622	438	8,587
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The following assumptions were used in the calculations for the recoverable amounts of goodwill and the Alcon brand name at December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
(As a percentage)	Surgical	Vision Care	Surgical	Vision Care
Terminal growth rate	3.0	3.0	3.0	3.0
Discount rate (post-tax)	8.5	8.0	9.0	8.75
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
The FVLCOD, for all groupings of CGUs containing goodwill or indefinite life intangible assets, is reviewed for the impact of reasonably possible changes in key assumptions. In particular, Alcon considered an increase in the discount rate, a decrease in the terminal growth rate and certain negative impacts on the forecasted cash flows. These reasonably possible changes in key assumptions did not indicate an impairment.
Refer to "Impairment of goodwill, Alcon brand name and definite lived intangible assets" and "Acquired In-Process Research & Development ("IPR&D")" in Note 2 for additional disclosures on how Alcon performs goodwill and intangible assets impairment testing.
The below table summarizes the movements of goodwill and other intangible assets in 2023.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2023.

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,544	—	564	60	534	2,861	241	4,260
Vision Care	4,382	—	175	—	1,484	—	161	1,820
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2023	8,926	2,980	739	60	2,018	2,861	402	9,060
Intangible asset impairment charges
The below table shows the intangible asset impairment charges in 2024, 2023 and 2022.

($ millions)	2024	2023	2022
Surgical	(9)	—	(60)
Vision Care	—	—	(2)
Total	(9)	—	(62)
Impairment charges during the year ended December 31, 2024 amounted to $9 million recognized in Research & development in the Consolidated Income Statement during the second quarter due to the full impairment of an acquired IPR&D CGU in the Surgical reportable segment due to discontinuation of the project.
There were no impairments during the year ended December 31, 2023.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

10.     Deferred tax assets and liabilities

($ millions)	Property, plant & equipment	Intangible assets and deductible goodwill	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at December 31, 2023	39	267	85	377	194	618	1,580
Gross deferred tax liabilities at December 31, 2023	(337)	(1,417)	—	(30)	—	(150)	(1,934)
Net deferred tax balance at December 31, 2023	(298)	(1,150)	85	347	194	468	(354)

At December 31, 2023	(298)	(1,150)	85	347	194	468	(354)
(Charged)/credited to income	(1)	95	2	11	(15)	4	96
Credited to equity	—	—	—	—	2	5	7
Credited/(charged) to other comprehensive income	1	—	(7)	(7)	—	(28)	(41)
Impact of business combinations	—	(17)	—	—	6	—	(11)
Net deferred tax balance at December 31, 2024	(298)	(1,072)	80	351	187	449	(303)

Gross deferred tax assets at December 31, 2024	34	246	80	384	187	627	1,558
Gross deferred tax liabilities at December 31, 2024	(332)	(1,318)	—	(33)	—	(178)	(1,861)
Net deferred tax balance at December 31, 2024	(298)	(1,072)	80	351	187	449	(303)
The below table presents the Net deferred tax balance as of December 31, 2024 after offsetting $1.1 billion of deferred tax assets and liabilities within the same tax jurisdiction.

($ millions)	At December 31, 2024
Deferred tax assets	421
Deferred tax liabilities	(724)
Net deferred tax liabilities	(303)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

($ millions)	Property, plant & equipment	Intangible assets and deductible goodwill	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at December 31, 2022	31	4	79	352	231	642	1,339
Gross deferred tax liabilities at December 31, 2022	(307)	(1,529)	—	(26)	—	(130)	(1,992)
Net deferred tax balance at December 31, 2022	(276)	(1,525)	79	326	231	512	(653)

At December 31, 2022	(276)	(1,525)	79	326	231	512	(653)
(Charged)/credited to income	(22)	375	—	21	(40)	(25)	309
Credited/(charged) to equity	—	—	—	—	3	(15)	(12)
Credited/(charged) to other comprehensive income	—	—	6	—	—	(4)	2
Net deferred tax balance at December 31, 2023	(298)	(1,150)	85	347	194	468	(354)

Gross deferred tax assets at December 31, 2023	39	267	85	377	194	618	1,580
Gross deferred tax liabilities at December 31, 2023	(337)	(1,417)	—	(30)	—	(150)	(1,934)
Net deferred tax balance at December 31, 2023	(298)	(1,150)	85	347	194	468	(354)
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

($ billions)	At December 31, 2024	At December 31, 2023
Deferred tax assets	1.2	1.2
Deferred tax liabilities	1.7	1.8
For foreign unremitted earnings retained by consolidated entities for reinvestment, which amounted to $10 billion and $9 billion as of December 31, 2024 and December 31, 2023, respectively, no provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.
IFRS exceptions to recognizing taxable temporary differences include an exception to recognizing a deferred tax liability arising on the initial recognition of goodwill from acquisitions. As such, we have not provided a deferred tax for goodwill from acquisitions which amounted to $8.9 billion as of December 31, 2024 and 2023.
The gross value of capital loss carryforwards for which no deferred tax assets were recognized amounted to $83 million at December 31, 2024 ($131 million at December 31, 2023), most of which will expire in two years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Tax loss carryforwards are capitalized as deferred tax assets to the extent it is probable that sufficient taxable income will be available for the foreseeable future. The below tables present the gross value of tax loss carryforwards that have or have not been recognized as deferred tax assets, with their expiry dates, as of December 31, 2024 and 2023.

($ millions)	Unrecognized	Recognized	Total at December 31, 2024
Within five years	6	55	61
More than five years	443	375	818
Not subject to expiry	—	691	691
Gross value of tax loss carryforwards	449	1,121	1,570

($ millions)	Unrecognized	Recognized	Total at December 31, 2023
Within five years	3	29	32
More than five years	443	462	905
Not subject to expiry	—	681	681
Gross value of tax loss carryforwards	446	1,172	1,618
Tax losses carried forward of $1 million expired in 2024. No tax losses carried forward expired in 2023 or 2022.

11.     Financial and other non-current assets
The below tables provide details related to Financial assets and Other non-current assets as of December 31, 2024 and 2023.
Financial assets

($ millions)	2024	2023
Long-term note receivable and other financial assets measured at amortized cost	175	161
Long-term financial investments measured at FVOCI(1)	282	147
Long-term financial investments measured at FVPL	1	1
Long-term receivables from customers	121	126
Non-current minimum lease payments from finance lease agreements	28	38
Long-term loans, advances and security deposits	45	44
Total financial assets	652	517
(1) Includes $11 million of Long-term convertible notes due from associated companies as of December 31, 2024 and 2023. Refer to Note 24 for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Minimum lease payments from finance lease agreements
The below table shows the receivables of the gross investments in finance leases and the net present value of the minimum lease payments, as well as unearned finance income, related to surgical equipment lease arrangements. The finance income is recorded in "Other income".

	2024					2023
($ millions)	Total future payments	Unearned interest income	Present value	Provision	Net book value	Total future payments	Unearned interest income	Present value	Provision	Net book value
Not later than one year(1)	25	(2)	23	—	23	30	(3)	27	—	27
Between one and five years	36	(2)	34	(8)	26	51	(2)	49	(12)	37
Later than five years	2	—	2	—	2	1	—	1	—	1
Total	63	(4)	59	(8)	51	82	(5)	77	(12)	65
(1) The current portion of the minimum lease payments is recorded in Trade receivables or Other current assets (to the extent not yet invoiced).
Other non-current assets

($ millions)	Note	2024	2023
Deferred compensation plans		180	163
Prepaid post-employment benefit plans	22	6	6
Investments in associated companies	24	293	10
Other non-current assets		115	119
Total other non-current assets		594	298

12.     Inventories
The amount of inventory recognized as an expense in "Cost of net sales" in the Consolidated Income Statement during 2024 amounted to $3.0 billion (2023: $2.9 billion, 2022: $2.7 billion). The amount of inventory recognized as an expense in "Cost of other revenues" in the Consolidated Income Statement during 2024 amounted to $71 million (2023: $67 million, 2022: $59 million).

($ millions)	2024	2023
Raw material, consumables	438	434
Work in progress	199	197
Finished products	1,631	1,691
Total inventories	2,268	2,322
Alcon recognized inventory provisions and write-downs amounting to $217 million in 2024 (2023: $206 million, 2022: $200 million) and reversed inventory provisions amounting to $64 million in 2024 (2023: $88 million, 2022: $72 million). Inventory provisions mainly relate to the adjustment of inventory balances to their net realizable value based on the forecasted sales. Reversals are made when the products become salable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

13.     Trade receivables
Trade receivable balances include sales to wholesalers, retailers, doctor groups, private health systems, government agencies, pharmacy benefit managers, managed health-care organizations and government-supported healthcare systems. We closely monitor the level of trade receivables in the countries deemed to have an elevated credit risk. We consider macroeconomic and geopolitical environment, country profile and historical experience in addition to other relevant information when assessing the credit risk. Deteriorating credit risk factors may result in an increase in the average length of time that it takes to collect these trade receivables and may require Alcon to reevaluate the expected credit loss amount of these trade receivables in future periods or change the terms on which we operate. As of December 31, 2024, the amounts past due for more than one year in elevated credit risk countries are not significant.
The below tables provide details related to Trade receivables as of December 31, 2024 and 2023, including trade receivables that are not overdue as specified in the payment terms and conditions established with Alcon's customers, as well as an analysis of overdue amounts, expected credit loss rates and related provisions for doubtful trade receivables.

	2024
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,448	(2)	1,446	0.1%
Past due for not more than one month	137	(1)	136	0.7%
Past due for more than one month but less than three months	84	(2)	82	2.4%
Past due for more than three months but less than six months	49	(3)	46	6.1%
Past due for more than six months but less than one year	26	(10)	16	38.5%
Past due for more than one year	33	(23)	10	69.7%
Total	1,777	(41)	1,736

	2023
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,452	(2)	1,450	0.1%
Past due for not more than one month	143	(1)	142	0.7%
Past due for more than one month but less than three months	94	(2)	92	2.1%
Past due for more than three months but less than six months	54	(2)	52	3.7%
Past due for more than six months but less than one year	35	(13)	22	37.1%
Past due for more than one year	36	(24)	12	66.7%
Total	1,814	(44)	1,770
The below table summarizes the movement in the provision for doubtful trade receivables.

($ millions)	2024	2023	2022
January 1	(44)	(57)	(55)
Provisions for doubtful trade receivables charged to the Consolidated Income Statement	(24)	(26)	(40)
Utilization of provisions for doubtful trade receivables	6	14	7
Reversal of provisions for doubtful trade receivables	19	26	28
Currency translation effects	2	(1)	3
December 31	(41)	(44)	(57)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Trade receivables include amounts denominated in the following major currencies:

($ millions)	2024	2023
US dollar (USD)	723	680
Euro (EUR)	303	315
Japanese yen (JPY)	138	156
Chinese yuan (CNY)	82	110
Brazilian real (BRL)	51	65
Canadian dollar (CAD)	40	40
Indian rupee (INR)	36	32
South Korean won (KRW)	34	36
British pound (GBP)	33	32
Turkish lira (TRY)	28	21
Taiwan dollar (TWD)	28	26
Australian dollar (AUD)	25	26
Russian ruble (RUB)	24	27
Mexican peso (MXN)	24	32
Other currencies	167	172
Total trade receivables, net	1,736	1,770

14.     Other current assets
The below table provides details related to Other current assets as of December 31, 2024 and 2023.

($ millions)	2024	2023
Current portion of long-term receivables from customers	117	116
Current portion of minimum lease payments from finance lease agreements	23	27
Current portion of long-term financial investments measured at FVPL	1	7
Prepaid expenses	117	112
VAT receivables	59	62
Other receivables, security deposits and current assets	124	101
Derivative financial instruments	12	2
Total other current assets	453	427

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

15.     Right-of-use assets and Lease liabilities
Right-of-use assets
Right-of-use assets as of December 31, 2024 and 2023 were comprised of the following:

($ millions)	2024	2023
Land	21	14
Buildings	392	309
Machinery & equipment and other assets	36	31
Total right-of-use assets	449	354
Depreciation charges of $83 million, $91 million and $76 million for the years ended December 31, 2024, 2023 and 2022, respectively, are shown in the table below by underlying class of asset.

($ millions)	2024	2023	2022
Land	1	1	1
Buildings	62	72	58
Machinery & equipment and other assets	20	18	17
Total depreciation of right-of-use assets	83	91	76
Lease liabilities
Lease liabilities totaled $497 million as of December 31, 2024, including $68 million in current Lease liabilities and $429 million in non-current Lease liabilities. The contractual maturities of the undiscounted lease liabilities as of December 31, 2024 and 2023 are as follows:

	Lease liabilities undiscounted
($ millions)	2024	2023
Not later than one year	89	86
Between one and five years	244	222
Later than five years	307	205
Total lease liabilities undiscounted	640	513

	Lease liabilities
($ millions)	2024	2023
Not later than one year	68	71
Between one and five years	183	178
Later than five years	246	157
Total lease liabilities	497	406

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Additional disclosures
The below table provides additional disclosures related to Right-of-use assets and Lease liabilities.

($ millions)	2024	2023	2022
Interest expense on lease liabilities	19	17	15
Expense on short-term, low value and variable leases	3	3	3
Total cash outflows for leases	105	99	87
Thereof:
Lease liability payments(1)	83	79	69
Interest payments(2)	19	17	15
Short-term, low value and variable lease payments(2)	3	3	3
(1)     Reported as cash outflows from financing activities net of lease incentives received.
(2)     Included within total net cash flows from operating activities.

16.     Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2024 and 2023.

($ millions)	2024	2023
Non-current financial debts
Local facilities (Japan), floating rate debt due 2025(1)	—	110
2.750% Series 2026 Notes	499	498
2.375% Series 2028 Notes	517	549
3.000% Series 2029 Notes	995	994
2.600% Series 2030 Notes	746	746
5.375% Series 2032 Notes	694	693
3.800% Series 2049 Notes	495	494
5.750% Series 2052 Notes	592	592
Revolving facility, floating rate due 2029	—	—
Total non-current financial debts	4,538	4,676

Current financial debts
Local facilities, floating rate:
Japan(1)	26	—
All others	67	48
Other short-term financial debts, floating rate	8	5
Derivatives	4	10
Total current financial debts	105	63
Total financial debts	4,643	4,739
(1)     As described in Note 2, Alcon adopted Amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2024, resulting in retrospective reclassification of financial debts of $82 million from current to non-current.
Interest expense recognized for Financial debts, excluding lease liabilities, was $165 million, $162 million and $110 million for the years ended December 31, 2024, 2023 and 2022, respectively. The weighted average interest rate on Financial debts was 3.5% in 2024 and 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Series 2028 Notes issuance
On May 31, 2022, AFBV issued EUR denominated senior notes due in 2028 ("Series 2028 Notes"). The Series 2028 Notes are unsecured senior obligations of AFBV issued and closed in a public offering and rank equally in right of payment with the Series 2026, Series 2029, Series 2030 and Series 2049 notes. The total principal of the Series 2028 Notes is $521 million (EUR500 million) as of December 31, 2024. The Series 2028 Notes were issued at 99.476% with 2.375% interest payable annually in May, beginning in May 2023. The Series 2028 Notes were issued at a discount totaling $3 million, which was recorded as a reduction to the carrying value of the Series 2028 Notes and will be amortized to Interest expense over the term of the Series 2028 Notes. AFBV incurred $3 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Series 2028 Notes and will be amortized to Other financial income & expense over the term of the Series 2028 Notes.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

accounted for as extinguishment of liabilities. Alcon recognized losses on extinguishment of $4 million associated with the write-off of unamortized deferred financing costs in Other financial income & expense during the fourth quarter of 2022.
Senior notes assumed in Aerie acquisition
As part of the Aerie acquisition, Alcon assumed Aerie's $316.2 million convertible senior notes due on October 1, 2024. The convertible notes were issued at 1.500% interest payable semi-annually on April 1 and October 1 of each year. Following the delisting of Aerie on November 21, 2022, the senior notes were no longer convertible to equity. On December 20, 2022, Alcon made payments of $316.0 million to note holders. On October 1, 2024, Alcon paid the remaining $0.2 million to the note holders.
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
Revolving Credit Facility
On October 27, 2023, the Company and certain of its subsidiaries and a group of commercial banks entered into a refinancing agreement to replace the $1.0 billion unsecured committed multicurrency revolving credit facility maturing in March 2026. The new agreement consists of a $1.32 billion unsecured committed multicurrency revolving credit facility maturing five years after the date of the agreement (the “Refinanced Revolving Facility Agreement”). In the third quarter of 2024, Alcon Inc. exercised its option to extend the maturity of the Revolving Credit Facility for an additional year to October 2029. The Refinanced Revolving Facility Agreement primarily bears interest rates equal to a term reference rate or a compounded reference rate, depending on currency, plus an applicable margin and a term reference rate credit adjustment spread, if applicable. It also includes relevant fallback mechanisms in case of rate unavailability. The Revolving Credit Facility remained undrawn as of December 31, 2024.
Local bilateral facilities
Alcon holds a number of local bilateral facilities in different countries, including Japan. On February 14, 2023, three local bilateral facilities in Japan which matured in February 2023 were refinanced by three facilities with two year maturities. Upon adoption of Amendments to IAS 1 effective January 1, 2024, current financial debts of $82 million for which Alcon has a right to roll over for at least twelve months after the December 31, 2023 balance sheet date were retrospectively reclassified to non-current financial debts.
During the year ended December 31, 2024, changes in financial debts for local bilateral facilities primarily included the movement of balances from non-current to current and payment of certain local bilateral facilities in Japan. There was $118 million undrawn on the facilities in Japan as of December 31, 2024.
Guarantees
The Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes, the three local bilateral facilities in Japan and the undrawn Revolving Credit Facility are guaranteed by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Maturity of contractual undiscounted cash flows and interest payment commitments
The below table provides details on the maturity of the contractual undiscounted cash flows for Alcon's borrowings as of December 31, 2024 and 2023.

	2024			2023(1)
($ millions)	Nominal amount - Current and non-current financial debt	Derivatives	Total	Nominal amount - Current and non-current financial debt	Derivatives	Total
Not later than one year	101	4	105	53	10	63
Between one and five years	2,021	—	2,021	1,163	—	1,163
Later than five years	2,550	—	2,550	3,550	—	3,550
Total contractual undiscounted cash flows	4,672	4	4,676	4,766	10	4,776
Unamortized debt discount and issuance costs	(33)	—	(33)	(37)	—	(37)
Total carrying value	4,639	4	4,643	4,729	10	4,739
(1)     As described in Note 2, Alcon adopted Amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2024, resulting in retrospective reclassification of financial debts of $82 million from current to non-current.
The below table provides details on the maturity of the future contractual interest payments commitments as of December 31, 2024 and 2023.

($ millions)	2024	2023
Not later than one year	167	167
Between one and five years	613	643
Later than five years	1,296	1,437
Total cash flows	2,076	2,247

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

17.     Financial instruments - additional disclosures
The below tables provide detail related to financial instruments as of December 31, 2024 and December 31, 2023.

($ millions)	Note	2024
Cash and cash equivalents
Cash in current accounts		378
Cash held in time deposits and money market funds		1,298
Total cash and cash equivalents		1,676
Financial assets - measured at fair value through other comprehensive income ("FVOCI")
Long-term financial investments	11	282
Total financial assets - measured at FVOCI		282
Financial assets - measured at amortized cost
Trade receivables	13	1,736
Current portion of long-term receivables from customers(1)	14	117
Current portion of minimum lease payments from finance lease agreements(1)	14	23
Other receivables, security deposits and current assets(1)	14	124
Time deposits with original maturity greater than three months		153
Long-term note receivable and other financial assets	11	175
Long-term receivables from customers	11	121
Non-current minimum lease payments from finance lease agreements	11	28
Long-term loans, advances and security deposits	11	45
Total financial assets - measured at amortized cost		2,522
Financial assets - mandatorily measured at fair value through profit and loss ("FVPL")
Deferred compensation assets(2)	11	180
Current portion of long-term financial investments(1)	14	1
Derivative financial instruments(1)	14	12
Long-term financial investments	11	1
Total financial assets - mandatorily measured at FVPL		194
Total financial assets		4,674
Financial liabilities - measured at amortized cost or cost
Current financial liabilities
Financial debts	16	101
Lease liabilities	15	68
Trade payables		773
Total current financial liabilities - measured at amortized cost or cost		942
Non-current financial liabilities
Financial debts	16	4,538
Lease liabilities	15	429
Total non-current financial liabilities - measured at amortized cost or cost		4,967
Total financial liabilities - measured at amortized cost or cost		5,909
Financial liabilities - measured at FVPL
Contingent consideration liabilities	18	96
Derivative financial instruments	16	4
Total financial liabilities - measured at FVPL		100
Total financial liabilities		6,009
Net financial assets and financial liabilities		(1,335)
(1) Recorded in Other current assets.
(2) Recorded in Other non-current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

($ millions)	Note	2023
Cash and cash equivalents
Cash in current accounts		270
Cash held in time deposits and money market funds		824
Total cash and cash equivalents		1,094
Financial assets - measured at fair value through other comprehensive income ("FVOCI")
Long-term financial investments	11	147
Total financial assets - measured at FVOCI		147
Financial assets - measured at amortized cost
Trade receivables	13	1,770
Income tax receivables		34
Other current assets (excluding prepaid expenses and other current assets measured at FVPL)	14	306
Long-term note receivable and other financial assets	11	161
Long-term receivables from customers	11	126
Non-current minimum lease payments from finance lease agreements	11	38
Long-term loans, advances and security deposits	11	44
Total financial assets - measured at amortized cost		2,479
Financial assets - mandatorily measured at fair value through profit and loss ("FVPL")
Deferred compensation assets(1)	11	163
Current portion of long-term financial investments(2)	14	7
Derivative financial instruments(2)	14	2
Long-term financial investments	11	1
Total financial assets - mandatorily measured at FVPL		173
Total financial assets		3,893
Financial liabilities - measured at amortized cost or cost
Current financial liabilities
Financial debts	16	53
Lease liabilities	15	71
Trade payables		811
Total current financial liabilities - measured at amortized cost or cost		935
Non-current financial liabilities
Financial debts	16	4,676
Lease liabilities	15	335
Total non-current financial liabilities - measured at amortized cost or cost		5,011
Total financial liabilities - measured at amortized cost or cost		5,946
Financial liabilities - measured at FVPL
Contingent consideration liabilities	18	90
Derivative financial instruments	16	10
Total financial liabilities - measured at FVPL		100
Total financial liabilities		6,046
Net financial assets and financial liabilities		(2,153)
(1) Recorded in Other non-current assets.
(2) Recorded in Other current assets.

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
Level 1 financial assets include money market funds, equity securities in public companies and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds and equity securities in public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Investments in money market funds are classified as Cash & cash equivalents within the Consolidated Balance Sheet.
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
Level 3 inputs are unobservable for the financial asset or liability. Fair value measurements classified as Level 3 are performed primarily using the income approach or market approach. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at FVOCI, fund investments, options to acquire private companies, and contingent consideration liabilities measured at FVPL.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023.

	December 31, 2024				December 31, 2023
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	81	—	201	282	—	—	147	147
Long-term financial investments measured at FVPL	—	—	1	1	—	—	1	1
Deferred compensation assets	180	—	—	180	163	—	—	163
Non-current financial assets at fair value	261	—	202	463	163	—	148	311
Current financial assets
Money market funds	432	—	—	432	84	—	—	84
Current portion of long-term financial investments measured at FVPL	—	—	1	1	—	—	7	7
Derivative financial instruments	—	12	—	12	—	2	—	2
Current financial assets at fair value	432	12	1	445	84	2	7	93
Financial assets at fair value	693	12	203	908	247	2	155	404

Financial liabilities
Contingent consideration liabilities	—	—	(96)	(96)	—	—	(90)	(90)
Derivative financial instruments	—	(4)	—	(4)	—	(10)	—	(10)
Financial liabilities at fair value	—	(4)	(96)	(100)	—	(10)	(90)	(100)
There were no transfers of financial assets or liabilities between levels in the fair value hierarchy during the twelve months ended December 31, 2024 and December 31, 2023.
The carrying amount is a reasonable approximation of fair value for all other financial instruments as of December 31, 2024 and December 31, 2023, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes ("Notes") recorded in Non-current financial debt. As of December 31, 2024, the Notes had a fair value of $4,240 million and carrying value of $4,538 million. As of December 31, 2023, the Notes had a fair value of $4,347 million and carrying value of $4,566 million. The fair value of the Notes was determined using Level 2 inputs. The Notes were valued using the quoted market price for such Notes, which have low trading volumes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2024	2023	2024	2023
Balance as of January 1	147	88	8	20
Additions	116	67	—	13
Net gains/(losses) recognized in Consolidated Statement of Comprehensive Income	90	(2)	—	—
Net gains/(losses) recognized in Consolidated Income Statement	—	—	2	(5)
Amortization	—	—	(3)	(5)
Transfer to Other non-current assets	(132)	—	—	—
Settlements	(20)	(6)	(5)	(15)
Balance as of December 31	201	147	2	8
During the current year period, net gains recognized for Level 3 Long-term financial investments measured at FVOCI primarily relate to a fair value adjustment in the third quarter for an equity interest in a private company. The fair value of the equity interest was determined using the market approach with Level 3 inputs that are not readily observable, primarily prices for similar securities of the same company. During the fourth quarter of 2024, Alcon acquired additional equity interest in that company and classified the investment as an associated company, which is accounted for using the equity method as Alcon is considered to have significant influence. The investment was transferred to Investments in associated companies within "Other non-current assets".
If the pricing parameters for the Level 3 inputs were to change for Long-term financial investments measured at FVOCI and Financial investments measurement at FVPL by 10% positively or negatively, this would change the amount recorded in the 2024 Consolidated Statement of Comprehensive Income by $20 million.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2024	2023
Balance as of January 1	(90)	(98)
Additions	(6)	—
Accretion for passage of time	(7)	(9)
Adjustments for changes in assumptions	7	17
Balance as of December 31	(96)	(90)
Additions to contingent consideration liabilities in the current year period relate to the BELKIN acquisition. Refer to Note 21.1 for additional information.
Changes in contingent consideration liabilities in the current year include fair value adjustments for changes in assumptions of $7 million, primarily due to revised expectations for timing of settlement for development and commercial milestones. As of December 31, 2024, the probability of success for various development and commercial milestones ranges from 0% to 55% and the maximum remaining potential payments related to contingent consideration from business combinations is $780 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year included fair value adjustments for changes in assumptions of $17 million, primarily due to revised expectations for timing of settlement and probability of success for development and commercial milestones. As of December 31, 2023, the probability of success for various development and commercial milestones ranged from 3% to 55% and the maximum remaining potential payments related to contingent consideration

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

from business combinations was $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2029 through 2036 for contingent consideration obligations as of December 31, 2024.
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
As the most significant Level 3 input, if the probability of success were to change by 10% positively or negatively, this would change the amount recorded for contingent consideration payables in the 2024 Consolidated Income Statement by $18 million.
Time deposits
During 2024, Alcon purchased time deposits of $150 million with a six-month term maturing on February 17, 2025. The time deposits are measured at amortized cost and had a carrying value of $153 million as of December 31, 2024.
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
Due to Lifecore's significant financial difficulties at the time the loan was originated, Alcon concluded the financial assets were originated credit-impaired. The lifetime ECL was analyzed at inception and utilized in calculating the credit-adjusted effective interest rate with no impact on the carrying value of the financial assets or effective interest rate of 10%. In addition, as of December 31, 2024 and December 31, 2023, Alcon assessed there was no lifetime ECL due to the assessment of the collateral under the security agreement.
Derivatives
The below table summarizes the net value of unsettled positions for currency derivatives contracts including swaps, forwards and options as of December 31, 2024 and December 31, 2023.

($ millions)	December 31, 2024	December 31, 2023
Unrealized gains in Other current assets	12	2
Unrealized losses in Current financial debts	(4)	(10)
Net value of unsettled positions for derivatives contracts	8	(8)
There are master agreements with several banking counterparties for derivatives financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2024 or December 31, 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Capital management
Alcon manages its capital with the objectives of maintaining the ability to continue as a going concern, allow for investment, mitigate against potential future risks and provide returns to shareholders. The capital structure of Alcon consists of Cash and cash equivalents, Time deposits, Total equity and Total financial debts and is reported to management as part of regular internal review processes. Alcon is not subject to regulatory or other external capital adequacy requirements. As of December 31 2024, Alcon's long-term credit rating with S&P Global Ratings was BBB+ (stable outlook) (2023: BBB+) and with Moody's Investors Service was Baa1 (stable outlook) (2023: Baa2).
Nature and extent of risks arising from financial instruments
Market risk
Alcon is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of investments, including investments of liquid funds and equity investments. Alcon actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is Alcon policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures and to enhance the yield on the investment of liquid funds. Alcon does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, Alcon does not sell short assets it does not have, or does not know it will have, in the future. Alcon only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience.
In the case of liquid funds, Alcon may write call options on assets it has, or write put options on positions it wants to acquire and has the liquidity to acquire. Alcon expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions. Further, Alcon limits its equity investments to strategic transactions as part of business development activities.
Foreign currency exchange rate and interest rate risks are described in additional detail below.
Foreign currency exchange rate risk
Alcon uses the US Dollar as its reporting currency and is therefore exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Singaporean Dollars, Swiss Francs, Russian Rubles and emerging market currencies. Fluctuations in the exchange rate between the US Dollar and other currencies can have a significant effect on both Alcon’s results of operations, including reported sales and earnings, as well as on the reported value of Alcon's assets, liabilities and cash flows. This, in turn, may significantly affect the comparability of period-to-period results of operations.
Alcon manages its global currency exposure by engaging in hedging transactions where management deems appropriate (forward contracts, options and swaps). Specifically, Alcon enters into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets. Refer to Note 2 for information regarding the hyperinflationary economies in which Alcon operates.
Interest rate risk
Alcon's exposure to cash flow interest rate risks arises from the portion of financial debts at variable rates as well as short-term financial investments. Alcon may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable rate interests. If the interest rates for financial debts at variable rates and short-term financial investments had been higher / lower by 1% in 2024, the income before taxes would have been higher / lower by $11 million from the impacts of interest expense and interest income based on the change in the interest rate. As of December 31, 2024, 98% of Alcon's financial debt is at fixed interest rates, materially reducing exposure to cash flow interest rate risk in the near term. However, Alcon's exposure to cash flow interest rate risk may increase following the maturity of the Series 2026 Notes which have a fixed 2.750% interest rate.
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
No customer accounted for 10% or more of Alcon's net sales in 2024, 2023 or 2022.
Credit risk also arises from originated credit-impaired financial assets (Long-term note receivable and other financial assets at amortized cost). The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $176 million as of December 31, 2024, including a non-current portion of $175 million in Financial assets and a current portion of $1 million in Other current assets. As of December 31, 2024, in accordance with the terms of the security agreement, the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $320 million. The estimated amount of collateral decreased approximately 15% from December 31, 2023 based on updated forecasts reflecting recent market data and discounted cash flow analysis. There have been no significant changes in the quality of the collateral or the terms of the signed security agreement. In addition, Alcon performs an ongoing credit evaluation of Lifecore’s financial condition, monitors payment performance and assesses current economic conditions, as well as reasonable and supportable forecasts of future economic conditions, that may affect collectability of the outstanding financial assets.
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

18.     Provisions and other non-current liabilities
The below table provides details related to Provisions and other non-current liabilities as of December 31, 2024 and 2023.

($ millions)	Note	2024	2023
Accrued liability for employee benefits:
Defined benefit pension plans	22	198	221
Other post-employment benefits	22	208	213
Other long-term employee benefits and deferred compensation		205	184
Provisions for litigation and other legal matters		—	—
Contingent consideration	17	96	90
Deferred income		86	32
Other non-current liabilities		32	44
Total provisions and other non-current liabilities		825	784
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
Summary of significant legal proceedings
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, mergers and acquisitions, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977 ("FCPA"), as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 25, 2025 of significant legal proceedings to which Alcon or its subsidiaries were or are currently a party.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

During the third quarter of 2022, Alcon received a Paragraph IV Certification Letter under the Hatch-Waxman Act notifying Alcon that a generic drug company filed an application with the FDA seeking pre-patent expiry approval to sell a generic version of Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2%. In October 2022, Alcon filed a patent infringement lawsuit in the US District Court for the District of Delaware against that generic drug company. The lawsuit, which asserted two patents, automatically stayed FDA approval of the generic drug application for up to 30 months from receipt of the Paragraph IV Certification Letter (or earlier if the court rendered a decision adverse to Alcon). In August 2024, the court granted in part the generic drug company defendants’ motion for summary judgment of non-infringement of the asserted patents. A trial on the remaining patent claims was held on October 21, 2024 through October 23, 2024. On February 5, 2025, the Court issued Findings of Fact and Conclusions of Law concerning the patent claims, and the defenses to those claims, that were the subject of the trial. The Court ruled that Alcon did not prove by a preponderance of the evidence that the defendant’s proposed generic version of Simbrinza infringed the patent claims asserted at the trial. The Court also ruled that the generic drug company defendant did not prove by clear and convincing evidence that those patent claims were invalid. Alcon intends to appeal the Court’s February 5, 2025 ruling of non-infringement as well as certain other of the Court’s prior rulings.
On January 31, 2022, prior to Alcon's acquisition of Aerie, Aerie received three Paragraph IV Certification Letters under the Hatch-Waxman Act notifying Aerie that three generic drug companies had filed applications to the FDA seeking pre-patent expiry approval to sell generic versions of Rhopressa and/or Rocklatan. On March 14, 2022, Aerie filed patent infringement lawsuits in the US District Court for the District of New Jersey against those generic drug companies. These lawsuits automatically stayed FDA approval of the generic drug applications for up to 30 months from receipt of the respective Paragraph IV Certification Letters (or earlier if a court rendered a decision adverse to Alcon). The lawsuits were consolidated into a single case. During 2024, Alcon fully and finally resolved the patent infringement claims brought against the defendants.
Civil Investigative Demand
In July 2024, Alcon received a Civil Investigative Demand from the US Department of Justice (“DoJ”) in connection with a civil investigation under the False Claims Act relating to discounts on surgical equipment servicing contracts. Alcon is cooperating with the DoJ.
Litigation and other legal matters provision movements

($ millions)	2024	2023	2022
January 1	6	206	53
Additions to provisions	15	3	175
Cash payments	(13)	(201)	(21)
Releases of provisions	(4)	(2)	(1)
December 31	4	6	206
Less current portion	(4)	(6)	(206)
Non-current provisions for litigation and other legal matters at December 31	—	—	—
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

19.     Provisions and other current liabilities
The below table provides details related to Provisions and other current liabilities as of December 31, 2024 and 2023.

($ millions)	Note	2024	2023
Accruals for compensation and benefits including social security		531	550
Accruals for deductions from revenue		396	394
Deferred income		73	78
Taxes other than income taxes		59	71
Restructuring provisions		—	29
Accrued expenses for goods and services received but not invoiced		65	86
Accruals for royalties		11	11
Provisions for litigation and other legal matters	18	4	6
Accrued equity-based payments		11	13
Accrued interest on financial debts		32	32
Other payables		46	69
Total provisions and other current liabilities		1,228	1,339
Provisions and accruals are based upon management's best estimate and adjusted for actual experience. Such adjustments to the historical estimates have not been material.
Accruals for deductions from revenue
The below table shows the movement of accruals for deductions from revenue.

($ millions)	2024	2023	2022
January 1	394	386	264
Additions	1,256	1,235	878
Impact of business combinations	—	—	86
Payments/utilizations	(1,243)	(1,218)	(829)
Changes in offset against gross trade receivables	1	(8)	(3)
Currency translation effects	(12)	(1)	(10)
December 31	396	394	386
Restructuring provisions
The below table shows the movement of restructuring provisions.

($ millions)	2024	2023	2022
January 1	29	64	17
Additions	—	39	72
Cash payments	(27)	(74)	(24)
Releases	(1)	—	(1)
Currency translation effects	(1)	—	—
December 31	—	29	64
There were no additions to restructuring provisions in 2024. In 2023 and 2022, additions to restructuring provisions of $39 million and $72 million, respectively, were primarily related to the multi-year transformation program initially announced by Alcon on November 19, 2019, subsequently expanded as announced on November 15, 2022 and completed in the fourth quarter of 2023. The costs were mainly related to accrued severance for the associates whose positions were eliminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

20.     Consolidated Statement of Cash Flows - additional details
The Consolidated Statement of Cash Flows was prepared in accordance with IAS 7, Statement of Cash Flows. The below tables provide additional detail supporting select line items in the Consolidated Statement of Cash Flows.
20.1 Depreciation, amortization, impairments and fair value adjustments

($ millions)	2024	2023	2022
Property, plant & equipment	393	385	332
Right-of-use assets	83	91	76
Intangible assets	752	745	715
Financial assets	—	7	(14)
Other non-current assets	(2)	(2)	2
Total	1,226	1,226	1,111
20.2 Change in net current assets and other operating cash flow items

($ millions)	2024	2023	2022
(Increase) in inventories	(47)	(271)	(217)
(Increase) in trade receivables	(55)	(110)	(164)
(Decrease) in trade payables	(15)	(51)	(48)
Net change in other operating assets	(28)	(23)	(63)
Net change in other operating liabilities	(44)	51	(30)
Total	(189)	(404)	(522)
20.3 Reconciliation of assets and liabilities arising from financing activities

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2024(1)	4,676	63	335	71
Repayment of financial debts	—	(47)
Proceeds from financial debts, net of issuance costs	—	59
Additions to leases			170	21
Other net changes in financial debts	—	(66)
Amortization of discounts on financial debts	2	—
Payments of lease liabilities, net			—	(83)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(19)
Changes in fair values and other non-cash changes, net	3	(6)	(1)	16
Currency translation effects	(39)	(2)	(10)	(3)
Reclassification from non-current to current	(104)	104	(65)	65
December 31, 2024	4,538	105	429	68
(1)     As described in Note 2, Alcon adopted Amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2024, resulting in retrospective reclassification of financial debts of $82 million from current to non-current.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2023	4,541	107	359	71
Repayment of financial debts	—	(34)
Proceeds from financial debts, net of issuance costs	29	40
Additions to leases			48	15
Other net changes in financial debts	—	37
Amortization of discounts on financial debts	2	—
Payments of lease liabilities, net			—	(79)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(17)
Changes in fair values and other non-cash changes, net	3	(1)	(4)	11
Currency translation effects	19	(4)	2	—
Reclassification between non-current and current(1)	82	(82)	(70)	70
December 31, 2023(1)	4,676	63	335	71
(1)     As described in Note 2, Alcon adopted Amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2024, resulting in retrospective reclassification of financial debts of $82 million from current to non-current.

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2022	3,966	114	339	67
Repayment of financial debts	(1,176)	(1,091)
Proceeds from financial debts, net of issuance costs	1,815	771
Impact from business combination	—	316	22	5
Additions to leases			68	13
Impact of asset acquisitions			2	1
Other net changes in financial debts	—	(42)
Amortization of discounts on financial debts	1	—
Payments of lease liabilities, net			—	(69)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(15)
Changes in fair values and other non-cash changes, net	5	8	(2)	13
Currency translation effects	(23)	(16)	(10)	(4)
Reclassification from non-current to current	(47)	47	(60)	60
December 31, 2022	4,541	107	359	71

20.4 Additional disclosure of non-cash investing and financing activities

($ millions)	2024	2023	2022
Treasury stock issued for settlement of equity-based compensation plan, net of withholding taxes	109	107	128
Non-cash additions of right-of-use assets in exchange for a lease liability	191	63	81
Non-cash additions of property, plant & equipment	53	55	62
Non-cash additions of intangible assets	13	16	105
Non-cash additions of financial assets	118	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

21.     Acquisitions, divestment of product rights and out-licensing
21.1 Acquisitions of businesses
Fair value of assets and liabilities arising from acquisition of businesses
During 2024 and 2022, acquisition of businesses included BELKIN Vision Ltd. and Aerie Pharmaceuticals Inc., respectively, described below. There were no acquisitions of businesses in 2023.
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN as provided under the Agreement. This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the PPA of the consideration to the fair values of acquired assets and assumed liabilities. The total purchase consideration amounted to $92 million, including $20 million of previously-held FVOCI financial investments in BELKIN. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million. Additional cash of $1 million was paid during the fourth quarter of 2024 and classified as a financing activity within the Consolidated Statement of Cash Flows.
Under the Agreement, there are additional amounts, up to $385 million, to be potentially paid upon achievement of certain commercial milestones if annual sales exceed defined targets within defined periods after closing. The contingent consideration recognized during the third quarter of 2024 totaled $6 million, which represents its fair value (Level 3) at the acquisition date.
The below table summarizes the PPA for the BELKIN business combination which was finalized in the third quarter of 2024.

($ millions)	Final PPA
Property, plant and equipment	1
Currently marketed products	75
Deferred tax assets	6
Inventories	3
Cash and cash equivalents	3
Other current assets	2
Deferred tax liabilities	(17)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	72
Goodwill	20
Total purchase consideration	92
Acquired liquidity	(3)
Net assets recognized as a result of business combinations	89

Purchase consideration
Cash paid at closing	64
Cash expected to be paid after closing	2
Previously-held FVOCI financial investments	20
Contingent consideration	6
Total purchase consideration	92
The goodwill is primarily attributable to buyer-specific synergies and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in Other expense in the 2024 Consolidated Income Statement and were reported in operating cash flows in the 2024 Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the BELKIN business acquisition as it is not material to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Post-acquisition net sales and net loss attributable to BELKIN
For the period from the date of the BELKIN acquisition, July 1, 2024, through December 31, 2024, the acquired business increased Alcon's 2024 Net sales by $1 million and reduced Alcon's 2024 Net income by $4 million.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
21.2 Acquisitions of assets
During 2024, there were no acquisitions of assets recognized under IFRS 3, Business Combinations.
Acquisitions of assets in 2023 amounted to $2 million.
During 2022, cash paid for acquisitions of assets, net of cash acquired, was $485 million, the most significant of which was $477 million paid for Ivantis, Inc., described below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes the PPA for asset acquisitions for the year ended December 31, 2022.

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
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a MIGS device designed to lower intraocular pressure for open-angle glaucoma patients. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. Pursuant to the terms and subject to the conditions of the Option Agreement and Plan of Merger, as amended, Alcon agreed to pay total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of a development milestone and commercial milestones calculated as a percentage of sales in excess of defined targets. The commercial milestones were not achieved and expired in 2024.
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
21.3 Divestment of product rights and out-licensing in China
On October 17, 2024, Alcon closed on a set of definitive agreements to divest its rights in China in favor of Ocumension to Bion Tears and Tears Naturale (reported in Vision Care segment) and procedural eye drops (reported in Surgical segment). Under the terms of the agreements, Ocumension licensed the exclusive commercialization rights to Systane Ultra in China and development and commercialization rights to AR-15512 in China. In exchange, Alcon received up-front consideration of $116 million in the form of approximately 16.7% of the ordinary shares of Ocumension, which Alcon is holding as a strategic investment and was designated at the closing date as Financial assets valued at FVOCI (Level 1). Related transaction costs of $2 million were also capitalized. Alcon will also receive royalties and defined AR-15512 sales milestones. There are additional amounts, up to $50 million, to be potentially received upon achievement of certain commercial milestones.
With the exception of Systane Ultra, the transaction was accounted for during the fourth quarter of 2024 as a divestment of product rights resulting in a net gain of approximately $57 million recognized in Other income in the Consolidated Income Statement. The net carrying value of the divested rights in China was approximately $2 million.
For Systane Ultra, the transaction will be accounted for as a supply agreement over the 15-year licensing term. The current and non-current portions of the up-front consideration allocated to the supply agreement, which amounted to $2 million and $54 million, respectively, were recorded as deferred income on the Consolidated Balance Sheet and will be recognized as Other revenues over the licensing term. Royalty revenues will be recognized in Other revenues in the Consolidated Income Statement as they are earned.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

22.     Post-employment benefits for associates
Defined benefit plans
In addition to the legally required social security schemes, Alcon has sponsored numerous independent pension and other post-employment benefit plans. In most cases, these plans are externally funded in entities that are legally separate from Alcon. For certain subsidiaries, however, no independent plan assets exist for the pension and other post-employment benefit obligations of associates. In these cases the related unfunded liability is included in the Consolidated Balance Sheet. The value of the post-employment benefits promised under the pension and other post-employment benefit plans is represented by the defined benefit obligation ("DBO"), which is measured based on the PUC method. Independent actuaries reappraise the DBOs of all major pension and other post-employment benefit plans annually. Plan assets are recognized at fair value.
The major pension and other post-employment benefit plans are based in Switzerland, the United States, Germany and the United Kingdom. As of December 31, 2024, these plans represent 87% of Alcon's total DBO and are independently sponsored by Alcon. Details of the plans in those significant countries are provided below.
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
Alcon's Swiss pension obligation is set up under an Alcon-sponsored arrangement affiliated with Copré La Collective de Prévoyance ("Copré") – a Swiss collective foundation. As a collective foundation, Copré is governed by its own board of trustees which is responsible for the foundation regulations and asset investment strategy for multiple entities participating in the collective foundation. Alcon maintains its own pension committee, consisting of representatives nominated by Alcon and the active insured associates.
The principal plan in the United States (Qualified Plan) is funded, whereas the plans providing additional benefits for executives (Defined Benefit Restoration Plan and Grandfathered Supplemental Executive Plan) are unfunded. Benefits in the Qualified Plan and Restoration Plan are frozen for all participants. Employer contributions are required for the Qualified Plan whenever the statutory funding ratio falls below a certain level. Furthermore, the United States other post-employment benefit plans (US OPEB plans) represent 98% of the total DBO for other post-employment benefit plans. These benefits in the US primarily consist of post-employment healthcare which has been closed to new members since 2015. Effective January 1, 2021, the Alcon sponsored group health plan for current and future eligible retired participants age 65 and over utilizes a private Medicare marketplace while providing an annual notional contribution to a Health Reimbursement Account for each covered member and spouse. There is no statutory funding requirement for the US OPEB plans.
The major pension arrangements in Germany are governed by the Occupational Pensions Act ("BetrAVG"). The plans are partly funded by a Contractual Trust arrangement or direct insurances. The employer is responsible for contributing the premiums to the insurances and paying certain benefits when they are due. All defined benefit plans are closed for new entrants and the benefits are fully vested for all participants. For some participants the benefits are based on final salary and length of employment, and for others the benefit is earned each year based on the current salary in the year of service. Associates do not contribute towards the cost of the benefits.
The plan in the United Kingdom is closed with only former Alcon associates entitled to current or future benefits. The Alcon United Kingdom Pension Scheme is governed and administered by a board of trustees in accordance with its Trust Deed. United Kingdom legislation requires that pension schemes are funded prudently (i.e., to a level in excess of the "best estimate" expected cost of providing benefits). Funding is assessed on a triennial basis using assumptions agreed by the board of trustees and Alcon. The board of trustees is responsible for jointly agreeing with Alcon the level of contributions needed to eliminate any shortfall over a reasonable period of time. Under the governing documentation, if a surplus remains once liabilities have been settled it would be refunded to Alcon.
Alcon has certain pension plans with a surplus that are not recognized on the basis that future economic benefits are not available to the entity in the form of a reduction in future contributions or a cash refund.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes the funded and unfunded DBO for pension and other post-employment benefit plans of Alcon associates at December 31, 2024 and 2023.

	Pension plans		Other post-employment benefit plans
($ millions)	2024	2023	2024	2023
Benefit obligation at January 1	638	563	213	221
Current service cost	16	16	5	5
Interest cost	18	20	10	11
Past service costs and settlements	—	(1)	—	—
Administrative expenses	1	2	—	—
Remeasurement (gains)/losses arising from changes in financial assumptions	(14)	46	(6)	6
Remeasurement (gains) arising from changes in demographic assumptions	—	(2)	—	—
Remeasurement losses/(gains) arising from experience-related changes	5	16	1	(16)
Currency translation effects	(30)	22	—	—
Benefit payments	(47)	(49)	(19)	(18)
Contributions of associates	5	5	4	4
Benefit obligation at December 31	592	638	208	213
Fair value of plan assets at January 1	448	417	—	—
Interest income	11	14	—	—
Return on plan assets excluding interest income	13	15	—	—
Currency translation effects	(23)	16	—	—
Employer contributions	23	31	15	14
Contributions of associates	5	5	4	4
Settlements	—	(1)	—	—
Benefit payments	(47)	(49)	(19)	(18)
Fair value of plan assets at December 31	430	448	—	—
Funded status	(162)	(190)	(208)	(213)
Limitation on recognition of fund surplus at January 1	(25)	(21)
Change in limitation on recognition of fund surplus	(8)	(4)
Currency translation effects	3	—
Limitation on recognition of fund surplus at December 31	(30)	(25)
Net liability in the balance sheet at December 31	(192)	(215)	(208)	(213)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The reconciliation of the net liability from January 1 to December 31 is as follows:

	Pension plans		Other post-employment benefit plans
($ millions)	2024	2023	2024	2023
Net liability at January 1	(215)	(167)	(213)	(221)
Current service cost	(16)	(16)	(5)	(5)
Net interest expense	(7)	(6)	(10)	(11)
Administrative expenses	(1)	(2)	—	—
Remeasurements	22	(45)	5	10
Currency translation effects	10	(6)	—	—
Employer contributions	23	31	15	14
Change in limitation on recognition of fund surplus	(8)	(4)	—	—
Net liability at December 31	(192)	(215)	(208)	(213)

Amounts recognized in the balance sheet
Prepaid benefit cost	6	6	—	—
Accrued benefit liability	(198)	(221)	(208)	(213)
The below tables provide detail of the DBO for pension plans by geography and type of member and of plan assets based on the geographical locations in which they are held.

	2024
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(226)	(25)	(42)	—	(75)	(368)
Deferred pensioners	(8)	(29)	(16)	(26)	(14)	(93)
Pensioners	(33)	(38)	(26)	(27)	(7)	(131)
Benefit obligation at December 31	(267)	(92)	(84)	(53)	(96)	(592)
Thereof: unfunded plans	43	21	—	—	20	84
Thereof: unfunded portion of funded plans	43	1	63	—	7	114
Prepaid benefit costs and assets subject to limitation on recognition of fund surplus	—	—	—	(4)	(32)	(36)
Fair value of plan assets at December 31	181	70	21	57	101	430
Funded status	(86)	(22)	(63)	4	5	(162)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	2023
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(241)	(31)	(47)	—	(80)	(399)
Deferred pensioners	(8)	(31)	(19)	(31)	(15)	(104)
Pensioners	(33)	(37)	(27)	(31)	(7)	(135)
Benefit obligation at December 31	(282)	(99)	(93)	(62)	(102)	(638)
Thereof: unfunded plans	49	22	—	—	17	88
Thereof: unfunded portion of funded plans	42	3	74	—	14	133
Prepaid benefit costs and assets subject to limitation on recognition of fund surplus	—	—	—	(5)	(26)	(31)
Fair value of plan assets at December 31	191	74	19	67	97	448
Funded status	(91)	(25)	(74)	5	(5)	(190)
The below table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of Alcon associates.

	Pension plans		Other post-employment benefit plans
	2024	2023	2024	2023
Discount rate	3.2%	3.0%	5.5%	5.0%
Expected rate of pension increase	1.0%	1.1%
Expected rate of salary increase	2.6%	2.7%
Interest on savings account	2.0%	2.2%
Current average life expectancy for a 65-year-old male (in years)	20	20	21	21
Current average life expectancy for a 65-year-old female (in years)	22	22	23	23
The below table shows additional details related to the weighted average discount rates for pension and other post-employment benefit plans for each significant country.

	Pension plans		Other post-employment benefit plans
	2024	2023	2024	2023
Switzerland	1.6%	1.9%
United States	5.4%	5.0%	5.5%	5.0%
Germany	3.5%	3.1%
United Kingdom	5.5%	4.5%
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

often offset the positive impact of the decreasing DBO on the funded status (although the correlation of interest rates with returns on equities is not as strong as with bonds, especially in the short term).
The assumption for the expected rate for pension increases significantly affects the DBO of most plans in Switzerland, Germany and the United Kingdom. While the average rate remained relatively flat at 1.0% in the current year, such pension increases generally decrease the funded status, although there is no strong correlation between the value of the plan assets and pension/inflation increases.
Assumptions regarding life expectancy significantly impact the DBO. While the life expectancy assumption remained flat in the current year, generally an increase in longevity increases the DBO. There is no offsetting impact from the plan assets, as no longevity bonds or swaps are held by the pension funds. Generational mortality tables are used where this data is available.
The below table shows the sensitivity of the defined benefit pension and other post-employment benefit obligations to the principal actuarial assumptions as of December 31, 2024.

($ millions)	(Decrease)/increase in 2024 year-end liability
25 basis point increase in discount rate	(23)
25 basis point decrease in discount rate	25
1 year increase in life expectancy	12
25 basis point increase in rate of pension increase	8
25 basis point decrease in rate of pension increase(1)	(4)
25 basis point increase of interest on savings account	3
25 basis point decrease of interest on savings account	(3)
25 basis point increase in rate of salary increase	3
25 basis point decrease in rate of salary increase	(3)
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
The below table summarizes the healthcare cost trend rate assumptions used for other post-employment benefits.

	2024	2023	2022
Healthcare cost trend rate assumed for next year	7.0%	6.0%	6.3%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2035	2030	2030

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2024, and 2023.

	Pension plans
(as a percentage)	Long-term target minimum	Long-term target maximum	2024	2023
Equity securities	15	40	33	33
Debt securities	20	60	40	41
Real estate	5	20	11	11
Alternative investments	—	20	13	13
Cash and other investments	—	15	3	2
Total			100	100
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
The weighted average duration of the DBO is 12.0 years and 12.4 years as of December 31, 2024 and December 31, 2023, respectively.
Alcon's ordinary contribution to the various pension plans is based on the rules of each plan and its respective country. Additional contributions are made whenever required by local statute or law (i.e., usually when statutory funding levels fall below predetermined thresholds).
The below table summarizes expected employer contributions for one year and expected future benefit payments for ten years for pension and other post-employment benefit plans as of December 31, 2024.

($ millions)	Pension plans	Other post-employment benefit plans
Employer contributions
2025 (estimated)	10	—
Expected future benefit payments
2025	38	16
2026	34	18
2027	35	19
2028	35	20
2029	38	20
2030-2034	200	93
Defined contribution plans
In many countries, associates are covered by defined contribution plans. Contributions charged to the 2024 Consolidated Income Statement for the defined contribution plans were $153 million (2023: $151 million; 2022: $144 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

23.     Equity-based compensation
For the year ended December 31, 2024, Alcon recorded equity-based compensation expense of $162 million (2023: $159 million, 2022: $152 million).
Liabilities from cash-settled equity-based compensation plans were $11 million as of December 31, 2024 ($13 million as of December 31, 2023).
At December 31, 2024, Alcon has various equity-based incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
Summary of unvested share movements
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the years ended December 31, 2024 and 2023.

	2024			2023
	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions
Unvested shares at January 1	4,942	71.82	355	4,793	69.16	331
Granted
Restricted awards	1,560	80.95	126	1,627	72.30	118
Performance awards	771	77.99	60	698	72.06	50
Vested	(1,902)	73.76	(140)	(1,985)	65.70	(130)
Forfeited	(204)	75.72	(15)	(191)	73.66	(14)
Unvested shares at December 31	5,167	74.63	386	4,942	71.82	355
The remaining weighted-average vesting period of unvested equity-based awards as of December 31, 2024 was 1.3 years.
Equity-based incentive plans
The below table summarizes the number of shares authorized under the plans as of December 31, 2024.

(thousands)	Authorized shares
Long-term Incentive Plan	20,000
Deferred Bonus Stock Plan(1)	1,500
Swiss Employee Share Ownership Plan	475
Other share savings plans	275
Total	22,250
(1)    No grants under the Deferred Bonus Stock Plan were made in 2024, 2023 or 2022.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

PSUs awarded to plan participants are granted at target incentive ranges from 35% to 575% of base compensation and vest over a three-year period. The payout between 0% and 200% of target is dependent upon four equally weighted performance metrics which are determined at the onset of the performance period by the Board. The metrics include compound annual growth rate of Net sales, compound annual growth rate of core earnings per share, market share of peers, and innovation. The Board and the Compensation Committee assess the performance against the defined measures, including input from the Innovation Committee for the innovation metric, and approve the final payout. PSUs granted under the performance plan do not carry voting rights, but do carry dividend equivalents that are paid in cash or Alcon Inc. shares at vesting, provided participants remain associates of Alcon.
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

24.     Related parties transactions
Executive officers
The below table summarizes compensation information for key management personnel.

($ millions)	2024	2023	2022
Cash and other compensation	24.4	20.1	18.7
Post-employment benefits	2.9	1.1	0.9
Equity-based compensation	22.5	23.1	22.4
Total	49.8	44.3	42.0
Investments in associated companies
As of December 31, 2024, Alcon holds voting interests of approximately 40.3%, 20.0% and 8.8% in three associated companies which are accounted for using the equity method as Alcon is considered to have significant influence. The below table summarizes activity related to investments in associated companies for the years ended December 31, 2024 and 2023. There were no investments in associated companies in 2022.

	Investments in associated companies
($ millions)	2024	2023
Balance as of January 1	10	—
Purchases	159	10
Transfer from Financial assets	132	—
Share of (loss) from associated companies recognized in Consolidated Income Statement	(8)	—
Balance as of December 31	293	10
Long-term convertible notes due from associated companies included in Financial assets on the Consolidated Balance Sheet amounted to $11 million as of December 31, 2024 and December 31, 2023.
Other payments and payables to associated companies in 2024 amounted to $2 million primarily for research and development costs. Other payments to associated companies in 2023 amounted to $3 million to extend the duration of an option to acquire certain exclusive commercialization rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

25.     Commitments and contingencies
Commitments
Research & development
Alcon has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Alcon that may be capitalized. As of December 31, 2024, the commitments to make payments under those agreements, and their estimated timing, were as follows:

($ millions)	2024
2025	29
2026	10
2027	6
2028	5
2029	—
Thereafter	69
Total	119
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
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, mergers and acquisitions, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property including under the Hatch-Waxman Act, and anti-bribery matters such as those under the FCPA, as amended. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
Alcon has no significant environmental liabilities as at December 31, 2024 and 2023 and has incurred no significant remediation costs for the years ended December 31, 2024, 2023 and 2022.

26.     Subsequent events
On February 14, 2025, Alcon entered into a stock purchase agreement with an existing shareholder of an associated company to purchase their equity interest. The transaction is subject to customary closing conditions and is expected to give Alcon greater than a 50% equity interest in the associated company at closing. The resulting accounting treatment is under assessment as of February 25, 2025.
On February 25, 2025, the Board authorized the repurchase of up to $750 million of the Company’s common shares. The shares to be acquired will be held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon expects to fund the repurchases through cash generated from operations. The program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases will depend upon a variety of factors. The share repurchase program is expected to be completed over a three year period, but may be suspended or discontinued at any time.
On February 25, 2025, the Board approved the proposal to submit the 2024 financial statements of Alcon Inc. and these Consolidated Financial Statements for approval at the Annual General Meeting on May 6, 2025. Additionally on February 25, 2025, the Board proposed a dividend of CHF 0.28 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $155 million using the CHF/USD exchange rate as of February 17, 2025.
The Board has evaluated subsequent events as they relate to Alcon for potential recognition or disclosures from January 1, 2025 to the date of the approval of these Consolidated Financial Statements and has determined there are no additional subsequent events to be reported in these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

27.     Alcon subsidiaries and associated companies
The following table lists the subsidiaries of Alcon Inc. with Total assets or Net sales in excess of $5 million included in the Consolidated Financial Statements at and for the year ended December 31, 2024, respectively. The equity interest percentage shown in the table represents Alcon's share in voting rights in those entities. Unless otherwise stated, each entity has share capital consisting of equity held directly by the Company or another of its consolidated subsidiaries.

Country of organization/Entity name	Place of business	Equity interest
Argentina
Alcon Laboratorios Argentina S.A.	Buenos Aires	100%
Australia
Alcon Laboratories (Australia) Pty Ltd	Macquarie Park	100%
Austria
Alcon Ophthalmika GmbH	Wien	100%
Belgium
Alcon Laboratories Belgium BVBA	Puurs	100%
Alcon NV	Mechelen	100%
Brazil
Alcon Brasil Cuidados com a Saúde Ltda.	São Paulo	100%
Canada
Alcon Canada Inc.	Mississauga, Ontario	100%
Cayman Islands
Aerie Pharmaceuticals Limited	Grand Cayman	100%
Chile
Alcon Laboratorios Chile Ltd.	Santiago de Chile	100%
China
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing	100%
Alcon Hong Kong Limited	Hong Kong	100%
Colombia
Laboratorios Alcon de Colombia S.A.	Santafé de Bogotá	100%
Czech Republic
Alcon Pharmaceuticals (Czech Republic) s.r.o.	Prague	100%
Denmark
Alcon Nordic A/S	Copenhagen	100%
Ecuador
AlconLab Ecuador S.A.	Quito	100%
France
Laboratoires Alcon S.A.S.	Rueil-Malmaison	100%
Germany
Alcon Deutschland GmbH	Freiburg im Breisgau	100%
CIBA Vision GmbH	Grosswallstadt	100%
WaveLight GmbH	Erlangen	100%
Greece
Alcon Laboratories Hellas- Single Member Commercial and Industrial S.A.C.I.	Maroussi, Athens	100%
Hungary
Alcon Hungary Pharmaceuticals Trading Limited Liability Company	Budapest	100%
India
Alcon Laboratories (India) Private Limited	Bangalore	100%
Indonesia
PT. CIBA Vision Batam	Batam	100%
Ireland
Alcon Laboratories Ireland Limited	Cork City	100%
Aerie Pharmaceuticals Ireland Limited	Athlone	100%
Israel
BELKIN Vision Ltd.	Yavne	100%
Italy
Alcon Italia S.p.A.	Milano	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
Japan
Alcon Japan Ltd.	Tokyo	100%
Malaysia
Alcon Laboratories (Malaysia) Sdn. Bhd.	Petaling Jaya	100%
CIBA Vision Johor Sdn. Bhd.	Johor	100%
Mexico
Alcon Laboratorios, S.A. de C.V.	Ciudad de Mexico	100%
Netherlands
Alcon Finance B.V.	Amsterdam	100%
Alcon Nederland B.V.	Utrecht	100%
New Zealand
Alcon Laboratories (New Zealand) Ltd.	Remuera	100%
Panama
Alcon Centroamerica S.A.	Panama City	100%
Peru
Alcon Pharmaceutical del Peru S.A.	Lima	100%
Philippines
Alcon Laboratories (Philippines), Inc.	Pasig City	100%
Poland
Alcon Polska Sp. z o.o.	Warszawa	100%
Portugal
Alcon Portugal-Produtos e Equipamentos Oftalmológicos Lda.	Oeiras	100%
Puerto Rico
Alcon (Puerto Rico), Inc.	Cataño, PR	100%
Romania
Alcon Romania S.R.L.	Bucharest	100%
Russian Federation
Alcon Farmacevtika LLC	Moscow	100%
Singapore
Alcon Pte Ltd	Singapore	100%
Alcon Singapore Manufacturing Pte Ltd	Singapore	100%
CIBA Vision Asian Manufacturing and Logistics Pte Ltd.	Singapore	100%
South Africa
Alcon Laboratories (South Africa) (Pty) Ltd.	Midrand	100%
South Korea
Alcon Korea Ltd.	Seoul	100%
Spain
Alcon Healthcare S.A.	Barcelona	100%
Switzerland
Alcon Grieshaber AG	Schaffhausen	100%
Alcon Management SA	Vernier	100%
Alcon Pharmaceuticals Ltd.	Fribourg	100%
Alcon Services AG	Fribourg	100%
Alcon Switzerland SA	Zug	100%
Thailand
Alcon Laboratories (Thailand) Limited	Bangkok	100%
Turkey
Alcon Laboratuvarlari Ticaret A.S.	Istanbul	100%
Ukraine
Alcon Ukraine LLC	Kiev	100%
United Kingdom
Alcon Eye Care UK Limited	Frimley/Camberley	100%
United States of America
Aerie Distribution, Inc.	Fort Worth, TX	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
Aerie Pharmaceuticals, Inc.	Fort Worth, TX	100%
Alcon Finance Corporation	Fort Worth, TX	100%
Alcon Laboratories, Inc.	Fort Worth, TX	100%
Alcon RefractiveHorizons, LLC	Fort Worth, TX	100%
Alcon Research, LLC	Fort Worth, TX	100%
Alcon Vision, LLC	Fort Worth, TX	100%
CIBA Vision, LLC	Fort Worth, TX	100%
WaveLight, Inc.	Fort Worth, TX	100%
Ivantis, Inc.	Fort Worth, TX	100%
MDBackline, Inc.	Fort Worth, TX	100%
PowerVision, Inc.	Fort Worth, TX	100%
Tear Film Innovations, Inc.	Fort Worth, TX	100%
TrueVision Systems, Inc.	Fort Worth, TX	100%
Uruguay
Alcon Laboratorios Uruguay S.A.	Montevideo	100%
There were investments in three associated companies as of December 31, 2024. Refer to Note 24 for additional information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Alcon Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Alcon Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Annual Impairment Assessments for Goodwill for a Certain Cash Generating Unit and Alcon Brand Name
As described in Notes 2 and 9 to the consolidated financial statements, as of December 31, 2024 the Company had $8.9 billion of goodwill, of which a portion relates to a certain cash generating unit (CGU), as well as a $3.0 billion indefinite life intangible asset related to the Alcon brand name. An impairment assessment on goodwill and indefinite life intangible assets, which is performed over the groupings of CGUs containing goodwill or the Alcon brand name, is performed by management at least annually. A CGU to which goodwill has been allocated is considered impaired when its carrying amount, including the goodwill, exceeds its recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. An intangible asset other than goodwill is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessment. In most cases, no direct or indirect observable market prices for identical or similar assets are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is based on net present value techniques utilizing post-tax cash flows and discount rates. The estimates of the fair value less costs of disposal involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, terminal growth rate, discount rate, and, additionally for the Alcon brand name, royalty rate.
The principal considerations for our determination that performing procedures relating to the annual impairment assessments for goodwill for a certain CGU and Alcon brand name is a critical audit matter are (i) the significant judgment by management when developing the fair value less costs of disposal estimates; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to (a) long-term sales forecasts and discount rate for goodwill for a certain CGU, and (b) long-term sales forecasts, discount rate and royalty rate for the Alcon brand name; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and Alcon brand name impairment assessments, including controls over developing the fair value less costs of disposal estimates for the goodwill for a certain CGU and Alcon brand name. These procedures also included, among others, testing management’s process for developing the fair value less costs of disposal estimates; evaluating the appropriateness of the valuation method used by management to develop the estimates; testing the completeness and accuracy of underlying data used in the valuation method; and evaluating the significant assumptions used by management related to long-term sales forecasts, discount rates and royalty rate. Evaluating management’s assumptions related to long-term sales forecasts involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of management's valuation method and (ii) the reasonableness of the discount and royalty rates significant assumptions.

Annual Impairment Assessment for a Certain In-Process Research and Development Intangible Asset
As described in Notes 2 and 9 to the consolidated financial statements, as of December 31, 2024 the Company had $775 million of in-process research and development (IPR&D) intangible assets, of which the majority relates to a certain IPR&D intangible asset. IPR&D is evaluated for potential impairment on an annual basis or when facts and circumstances warrant. IPR&D is considered impaired when its carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessments. Under this approach, fair value less costs of disposal is estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates of fair value less costs of disposal involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, discount rate and the timing and probability of regulatory and commercial success.
The principal considerations for our determination that performing procedures relating to the annual impairment assessment for a certain IPR&D intangible asset is a critical audit matter are (i) the significant judgment by management when developing the fair value less costs of disposal estimate; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to long-term sales forecasts, discount rate and probability of regulatory and commercial success; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s IPR&D intangible asset impairment assessments, including controls over developing the fair value less costs of disposal estimate for a certain IPR&D intangible asset. These procedures also included, among others, testing management’s process for developing the fair value less costs of disposal estimate; evaluating the appropriateness of the valuation method used by management to develop the estimate; testing the completeness and accuracy of underlying data used in the valuation method; and evaluating the significant assumptions used by management related to long-term sales forecasts, discount rate and probability of regulatory and commercial success. Evaluating management’s assumptions related to long-term sales forecasts and probability of regulatory and commercial success involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business, and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Evaluating management’s assumption related to long-term sales forecasts also involved considering consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of management's valuation method and (ii) the reasonableness of the discount rate significant assumption.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas
February 25, 2025

We have served as the Company’s auditor since 2019.