Form 20-F
period 2025-12-31
ALCON INC
filed 2026-02-24
CIK 1167379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring the shell company report __________
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
New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 487,427,920
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" and in Rule 12b-2 of the Exchange Act.

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
Aurion Biotech, Inc. is one of our consolidated subsidiaries in accordance with IFRS as issued by the IASB. References in this Annual Report to “we,” “our,” “us,” “Alcon,” and the “Company” refer to Alcon Inc. and its consolidated subsidiaries except where it is not required. In this Annual Report, references to the "eye care market" are to the Surgical and Vision Care markets in which we participate, including the sale of ophthalmic surgical devices, contact lenses and ocular health products, but not including the sale of spectacles and prescription ophthalmic pharmaceutical products other than glaucoma and dry eye pharmaceutical products; references to "United States dollars", "US dollars", "USD" or "$" are to the lawful currency of the United States of America, and references to "CHF" are to Swiss francs, the lawful currency of Switzerland; references to "International" are to the entire world except the United States of America, unless the context otherwise requires; references to "associates" are to our employees; references to the "SEC" are to the US Securities and Exchange Commission; references to the "FDA" are to the US Food and Drug Administration; references to "EMA" are to the European Medicines Agency, an agency of the EU; references to the "NYSE" are to the New York Stock Exchange; references to the "SIX" are to the SIX Swiss Exchange; references to "IOL" mean intraocular lenses; references to "ATIOL" mean advanced technology intraocular lenses; and references to "Alcon shares" or "our shares" are to Alcon ordinary shares, nominal value CHF 0.04 per share, with ticker symbol "ALC."
All product names appearing in italics are trademarks owned by or licensed to Alcon or its subsidiaries. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.
MARKET INFORMATION
This Annual Report contains certain industry and market data that were obtained from third-party sources, such as industry surveys and industry publications, including, but not limited to, publications by Market Scope, GfK, Circana and Nielsen. This Annual Report also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management's knowledge of and experience in the industry and markets in which we operate (including management's estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.
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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This Annual Report contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, revenue growth, gross margin, operating margin, core operating margin, core operating margin growth, effective tax rate, foreign currency exchange movements, tariff impact, nonoperating expenses, earnings per share, earnings per share growth, operating cash flow, free cash flow, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance. You should not place undue reliance on these statements.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as:
•cybersecurity breaches and technology failures that could disrupt operations;
•our ability to effectively manage the risks associated with transformational information technology changes such as the ethical use of artificial intelligence and disruptive technologies and the migration to cloud-based platforms;
•compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence;
•the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply;
•our reliance on outsourcing key business functions;
•the increasingly challenging economic, political and legal environment in China;
•global and regional economic, financial, monetary, legal, tax, political and social change;
•our ability to comply with anti-corruption, anti-bribery, export control, trade sanction, or similar laws;
•our ability to attract and retain qualified personnel;
•our ability to manage the risks associated with operating as a third party contract manufacturer;
•our success in completing strategic acquisitions, including equity investments in early-stage companies, on favorable terms or at all, and in integrating acquired businesses;
•the success of our research and development efforts, including our ability to innovate to compete effectively;
•our ability to manage the rapid evolution and adoption of artificial intelligence;
•terrorism, war and similar events;
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
•our ability to manage social impact and sustainability matters;
•our ability to properly educate and train healthcare providers on our products;

•our ability to protect our intellectual property;
•the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets, and the adequacy of our financial reporting, accounting practices and internal controls;
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
Risks Related to Our Business Generally
Cybersecurity breaches and technology failures could disrupt operations, adversely impact our reputation and compromise confidential or protected data.
We rely on complex and interdependent information technology systems, including internet-based platforms, to support essential business processes. We are also increasingly developing or acquiring technology-based products to improve patient outcomes, which may involve collecting personal information electronically.
The size, complexity, and in some cases, age of our information technology systems make them vulnerable to external and internal security incidents, including malicious intrusions, cybercrime, state-sponsored attacks, malware, misplaced or lost data, programming or human errors and other similar events. For technology-based products connected to the internet, failure to update software on our medical devices, whether by us or our customers, could increase their vulnerability to attacks, potentially impacting healthcare facility operations, patient safety and data confidentiality and integrity.
Our technology landscape has become more complex as we rely on third-party partners to maintain cyber resilience. Cyberthreats continue to evolve and grow more sophisticated, making detection and defense increasingly difficult, particularly given strong competition for a limited pool of cybersecurity professionals. Consequently, breaches may remain undetected for extended periods. We have experienced adverse incidents and expect future attempts, and we may not be able to prevent breakdowns or breaches in our systems or those of our partners. Further, several of our third‑party partners and suppliers have experienced cyber incidents; however, none of these events have resulted in any material system failure or had any other material impact on our business.
A significant breach could impair critical processes such as scientific research, clinical trials, regulatory submissions, manufacturing and supply chain operations, and could result in loss of intellectual property, enforcement actions, fines, litigation, remediation costs and reputational harm. These risks are heightened when associates work remotely. Any such event could require substantial additional investment to restore systems and maintain business continuity.
An inability to effectively address the ethical, regulatory and operational risks of artificial intelligence and disruptive technologies could negatively impact our business and reputation.
Recent technological advances in disruptive technologies such as artificial intelligence (AI) present both opportunities and risks. The healthcare industry has benefited from automation of medical tasks, diagnostics, personalized treatment, predictive analytics and virtual healthcare assistance. In eye care, we may leverage AI in areas such as automated refraction for prescriptions, retinal imaging analysis, contact lens fitting, cataract detection, surgery and glaucoma diagnosis and management. However, if we fail to keep pace with rapidly evolving AI technologies, our competitive position and business results may suffer.
The introduction of these technologies, particularly generative AI, into internal processes or product offerings—whether through internally developed software or third-party platforms—may create new risks and liabilities. These include heightened regulatory scrutiny, litigation, compliance challenges, ethical concerns, confidentiality and security risks and other factors that could adversely impact our business and reputation. Improper use of AI by our personnel, even without our knowledge, could also expose us to significant risk. AI-driven development may lead to intellectual property loss, infringement claims, data privacy issues and cybersecurity vulnerabilities. AI-generated outputs can be inaccurate, misleading or biased, resulting in unintended consequences such as discriminatory outcomes or flawed medical analyses, which could harm patients and damage our reputation. We also risk falling behind if competitors use AI more effectively to improve operations or develop products or services that we are unable to compete against.
AI-based software also presents technical and operational risks specific to our industry. Algorithms used in clinical decision support, diagnostics or device automation may be flawed, and training data may be insufficient or biased—potentially impacting patient outcomes or regulatory compliance. Inappropriate data practices by developers or users could impair results. If AI-assisted analyses are inaccurate, we could face competitive harm, legal liability and reputational damage. Cyberattackers may also exploit AI to generate malicious code, sophisticated phishing attempts or deepfakes—manipulated content that impersonates individuals, including senior management, to spread false messages or commit fraud. Such incidents could harm our reputation and financial performance. Additionally, AI use may inadvertently expose confidential patient or proprietary data, potentially compromising our intellectual property protections and regulatory standing.

Finally, compliance with emerging AI regulations across jurisdictions could increase costs, require operational changes or limit our ability to use AI in certain markets. For example, the EU Artificial Intelligence Act may impose significant obligations, including transparency and reporting requirements, that could disadvantage us or require changes to our business practices. Regulatory changes could further increase compliance costs and negatively affect our ability to innovate and compete.
Data privacy, identity protection and information security compliance may require significant resources, and our failure to comply with applicable law could lead to significant liability.
Our routine business operations, including through the use of information technologies such as the internet, social media, artificial intelligence, mobile technologies and technology-based medical devices like our surgical equipment, increasingly involve collecting, storing, accessing and processing personal data and other information about patients, vendors, customers, associates, collaborators and others that are subject to privacy and security laws, regulations and customer-imposed controls. Failure to protect that information could expose personal data to unauthorized access. As we transform into a more digital organization through the launch of products and services such as MARLO, SMARTCataract, ADI and other technology and data-driven projects, our risk increases. See "Item 4. Information on the Company—B. Business Overview—Our Products." Any such event could give rise to significant liability and reputational harm, including potentially substantial monetary penalties.
We are subject to privacy laws and regulations that continue to evolve, including Swiss privacy laws, the EU General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA) and the US Health Insurance Portability and Accountability Act (HIPAA) with respect to some of our products and services. In addition, there are different and potentially conflicting data privacy laws in effect in the various jurisdictions in which we operate, and we must understand and comply with each law and standard while ensuring data security. We must also make significant efforts to ensure that any international transfers of personal data comply with applicable law.
Failure to comply with these laws could lead to significant monetary liability, enforcement actions and reputational damage. Compliance obligations may require substantial investment in systems, processes and personnel, and as regulations evolve, these costs may increase.
Migration to cloud platforms could disrupt critical systems and increase costs.
We have a five-year strategic plan to create a digitally empowered business, which involves an ongoing cloud transformation to migrate critical systems and data to cloud-based platforms. We expect this transformation to enhance scalability, automation and system modernization; however, it also introduces significant operational, financial and compliance risks. If we fail to execute this transition effectively, we could experience business disruptions, cost overruns and regulatory penalties, including:
•Migration may cause downtime or service interruptions due to incompatibility of legacy systems, misconfiguration or connectivity issues.
•Noncompliance with privacy regulations or data residency requirements can lead to financial penalties.
•Unexpected costs may arise from underestimating migration complexity, licensing fees or data transfer charges.
•Misconfigured cloud services can create vulnerabilities, increasing the risk of data breaches and non-compliance with privacy and audit requirements.
•Failure to deliver a secure and efficient cloud environment could undermine customer confidence and damage our reputation.
We also face challenges related to governance, data integrity and organizational readiness. Without robust security frameworks and oversight, we may fail to enforce standardized usage policies, leading to inconsistent practices and increased risk exposure. Inadequate planning or monitoring could result in incomplete or inaccurate data transfers, operational inefficiencies and system downtime. Our migration strategy depends on external vendors and licensing arrangements, which may introduce additional risks if these parties experience outages, fail to meet obligations or encounter security incidents. Transitioning from on-premises to cloud environments requires new skills and processes, and insufficient change management could lead to delays, cost overruns and reduced productivity.
Any of these events could materially affect our operations, financial condition and strategic objectives.
Disruptions in our global supply chain or important facilities could cause production interruptions, delays and inefficiencies.
We manufacture and source products and materials on a global scale, and our operations and those of our suppliers could be disrupted by a number of factors, including disruptions in logistics; strikes and other labor disputes; loss or impairment of key manufacturing sites; loss of key suppliers; supplier capacity constraints; raw material and product quality or safety issues; inflation; industrial accidents or other occupational health and safety issues; the impact on our suppliers of tighter credit or capital markets; epidemics and pandemics; natural and man-made disasters, including climatic events (including any potential effect of climate change), power grid failures, acts of war or terrorism, workplace violence, political unrest, fires or explosions; changes in public policy, law or public opinion affecting the availability of key components in our manufacturing process; and other external factors over which we have no control.
We single-source or rely on limited sources of supply for some components, raw materials and production services, such as sterilization, viscoelastics and active pharmaceutical ingredients (API) used in the production of our products. The loss of one of these suppliers or the inability of any such supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and harm our customer relationships. A price increase from a supplier where we do not have an alternative could also reduce profitability if we cannot pass the increase on to customers. To ensure sufficient supply, we may determine that we need to provide financing to some suppliers, such as the financing arrangement with Lifecore Biomedical, Inc. we entered into in May 2023, which could increase our financial exposure.
In past years, we have incurred shortages of critical components. For example, beginning in 2022 and continuing through mid-2023, our contact lens care business was impacted by a shortage of components used to manufacture bottles. These shortages have resulted, and may continue to result, in delays in the manufacture of our products, increased costs to source alternative supplies, harm to our reputation and loss of business to competitors.
Finally, in some cases, we manufacture our products at a single facility, and regulatory approvals of our products are often limited to a specifically approved site. If we fail to produce enough of a product at a facility, or if our manufacturing process at that facility is disrupted, we may be unable to deliver that product on a timely basis. Problems may arise during the manufacturing process for a variety of reasons, including technical, labor or other difficulties, equipment malfunction, contamination, failure to follow protocols, destruction of or damage to any facility, power grid failures or other events. In the event of a quality control issue, we may voluntarily, or regulators may require us to, close a facility indefinitely. If any such problems arise, we may be unable to purchase substitute products from third-party manufacturers to make up any resulting shortfall, as such manufacturers may only exist in limited numbers or appropriate substitutes may not be available. This risk is particularly relevant for products for which we represent a substantial portion of the market, such as vitreoretinal equipment and related products including viscoelastic. A failure to deliver products on a timely basis could lead to customer dissatisfaction and damage to our reputation. Significant delays in the delivery of our products or a delay in the delivery of a key product could also negatively impact our sales and profitability.
Our reliance on outsourcing key business functions to third parties heightens the risks faced by our businesses.
We outsource certain key business functions to third parties and invest significant effort and resources in doing so. These functions include research and development collaborations, clinical trial activities, manufacturing operations, human resources, warehousing and distribution, certain finance functions, submission of regulatory applications, marketing activities and data management. Outsourcing these services could expose us to suboptimal quality of service or deliverables and result in missed deadlines, erroneous data, supply disruptions, non-compliance with legal or regulatory requirements and industry standards, and reputational harm, any of which could negatively affect our results.
If third parties fail to meet their obligations, we may lose our investment in these collaborations and fail to receive expected benefits. Contractual remedies may be inadequate to compensate for damage to our business or lost profits. Many companies to which we outsource may have limited resources and may lack compliance capabilities comparable to ours. If these third parties fail to comply with contractual duties, regulatory obligations or applicable laws—including anti-bribery laws and export and trade controls—or act inappropriately while performing services for us, we could be held responsible for their acts, suffer reputational harm and face penalties.
Any such failures by third parties could have a material adverse effect on our business, financial condition, results of operations or reputation.
While China remains an important and attractive market, our operations are subject to increasingly challenging economic, political and legal environment.
Approximately 6% of our net sales in 2025 were made to customers in China, and we expect that percentage to grow, particularly in our surgical franchise. However, economic conditions in China have been, and may continue to be, volatile and uncertain. The legal and regulatory system in China continues to evolve and is subject to change. There is also significant uncertainty about the relationship between the US and China, including with respect to geopolitics, trade policies, treaties, government regulations and tariffs. Recent US actions under multiple trade authorities have resulted in reciprocal tariffs and actions by other countries, including China, creating a patchwork of tariffs and restrictions. Temporary tariff agreements and suspensions have proven volatile and subject to modification or reversal without advance notice. These developments increase unpredictability for companies operating across borders and could adversely affect our transactions with customers in China, particularly where handled by our US subsidiaries.

Pricing pressure in China has intensified as the government pursues healthcare reform initiatives aimed at reducing costs. The Volume-Based Procurement (VBP) program, first implemented for medical devices in 2019 and expanded in 2023, uses a tendering process that drives prices lower and can cause abrupt changes in revenue streams as product selections shift. These dynamics create uncertainty for our surgical portfolio and may negatively impact margins.
In addition, the Chinese government has a strong preference for purchasing locally manufactured goods as part of its broader strategy to support domestic industries, enhance technological self-sufficiency and reduce reliance on foreign imports. Policies such as “Made in China 2025” and related procurement rules favor domestic manufacturers, particularly in public tenders and VBP programs. These measures make it challenging for foreign companies to compete unless they partner with local firms or establish a domestic manufacturing presence. Such developments could require us to adjust pricing, absorb higher costs or restructure operations, any of which could adversely affect our business.
Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business.
We operate in more than 140 countries and territories and our results are influenced by local and global economic, financial, political and social conditions. Unpredictable developments, including trade disputes, anti-immigrant sentiment, tariffs, sanctions, economic nationalism, social unrest, terrorism and conflicts in regions such as the Middle East, North Korea, Ukraine and Taiwan, could disrupt global supply chains, increase costs and reduce demand for our products.
The global trade environment remains highly volatile. Governments have imposed tariffs, sanctions and other restrictions that affect our ability to sell products and increase the cost of doing business. For example, the ongoing trade dispute between the US and China, exacerbated by tensions involving Taiwan, could adversely affect exports of our surgical equipment to China. The US has implemented a patchwork of tariff measures under multiple authorities and recent executive actions have raised duties on imports from several countries. These measures have triggered retaliatory tariffs from key markets such as the EU and China, creating uncertainty and potential disruption to our supply chain. Temporary tariff suspensions have been announced but remain volatile and subject to reversal, adding further unpredictability to global trade conditions.
Economic nationalism programs, such as India's Atmanirbhar Bharat placing high tariffs and opaque import licensing rules designed to favor domestic manufacturers, may also make it difficult for us to compete. These policies include preferential treatment for local suppliers in public procurement and regulatory scrutiny of foreign companies, particularly in sectors such as medical devices. Such developments could require us to adjust pricing, absorb higher costs or reconfigure supply chains, any of which could negatively impact profitability.
Local economic conditions may also affect the ability of payors, distributors, customers and suppliers to pay for our products or meet contractual obligations. We have significant receivables dependent on payments from governmental and non-governmental entities worldwide and delays or defaults, particularly in fiscally challenged jurisdictions, could affect profits and cash flow.
Further, in many emerging markets, average income levels are relatively low, government reimbursement for healthcare products and services is limited, and prices and demand are sensitive to general economic conditions. These factors may limit our ability to realize the expected benefits of investments in these markets and could adversely affect our business, financial condition and results of operations.
Economic deterioration due to inflation, epidemics or pandemics, natural or man-made disasters (including climatic events such as effects of climate change), acts of war or terrorism, political unrest, fires, explosions and other external factors beyond our control could further impact demand. Declines in consumer spending may particularly affect elective surgical procedures and discretionary purchases such as contact lenses which often require out-of-pocket payments. For example, while cataract surgery involving monofocal IOLs is generally covered by insurance or government programs, certain ATIOL products may only be partially reimbursed, making individuals less willing to incur costs in weak economic conditions.
If we fail to comply with anti-corruption, anti-bribery, export control, trade sanction or other global trade laws, we could face penalties, and our business could be materially adversely affected.
We operate internationally and sell products in more than 140 countries and territories, and accordingly, we are subject to numerous legal regimes in the countries in which we operate. This includes emerging markets with evolving legal systems, and jurisdictions perceived to have high levels of public sector corruption. Our global operations are subject to various, heavily enforced anti-corruption and anti-bribery laws, such as the US Foreign Corrupt Practices Act ("FCPA") and similar laws that prohibit improper payments to government officials or third parties. Enforcement efforts can be broad-based or industry-specific. For example, in 2023 China launched a broad anti-corruption campaign targeting the healthcare industry. While we strive to abide by these laws and regulations and maintain internal controls, we face significant risks if any of our associates, third party business partners or agents fail to comply with the relevant laws. Any violation of the applicable anti-bribery, anti-corruption or similar laws could result in investigations, loss of export privileges, severe criminal or civil sanctions and suspension or debarment from certain government contracts, any of which could have a material and adverse effect on our business, financial condition and results of operations.
We also must comply with global trade laws including import, export control and economic sanctions regulations. These laws may prohibit certain transactions or require us to obtain export licenses before shipping products or technology. Compliance can restrict access to products, increase costs and occasionally interrupt supply. Failure to comply or maintain required permits could result in civil, criminal or administrative penalties and disrupt operations. For example, following Russia’s invasion of Ukraine, the US, EU, UK and other governments imposed coordinated sanctions and export controls including:
•Comprehensive financial sanctions against major Russian banks including removal from SWIFT;
•Designations of Russian individuals with significant business interests, military involvement or government ties; and
•Enhanced export controls and trade restrictions targeting a broad range of goods.
Although sales in Russia and Belarus are not material, we have worked to maintain patient and provider access to our products in those markets. Sanctions and trade laws change frequently often without notice. Any violation could lead to investigations, adverse media coverage and sanctions harming our reputation, business, results of operations, cash flows and financial condition.
We may be unable to attract, develop and retain qualified personnel, which could impair our ability to execute our strategy.
Our success depends on our ability to recruit, develop and retain highly skilled personnel across critical functions, including senior scientific and management teams, researchers, development specialists and manufacturing staff. Losing key talent or failing to build a strong pipeline could delay product development, disrupt operations and hinder achievement of strategic objectives.
Competition for talent in our industry is intense, particularly in the US, where specialized expertise is concentrated. Our ability to hire and retain qualified individuals depends on offering competitive compensation and flexibility to reward performance. However, laws and customary practices on executive pay—especially in Switzerland and other European jurisdictions—may limit our ability to match US market benchmarks. This disparity can make it more difficult to recruit and retain talent in key markets.
Beyond compensation, we face risks throughout the associate life cycle:
•Recruitment challenges: Tight labor markets and specialized skill requirements increase hiring costs and time-to-fill critical roles;
•Performance management: Inconsistent evaluation processes or failure to address underperformance can reduce productivity and morale;
•Career development: Lack of clear career paths and development opportunities may lead to disengagement and attrition; and
•Succession planning: Inadequate planning for leadership transitions or critical roles could create operational gaps and weaken strategic execution.
Frequent travel requirements between Switzerland and the US add complexity. Certain associates may be unwilling or unable to commit to regular international travel, which is essential for collaboration and oversight of global operations. Restrictions on global mobility—whether due to immigration policies or public health crises—could further limit our ability to deploy talent where needed.
Our manufacturing operations require a stable workforce. Tight labor markets have increased labor costs, and failure to manage these costs effectively could pressure margins and disrupt production.
Failure to attract, develop and retain qualified personnel could result in:
•delays in product development and regulatory submissions;
•operational disruptions, including manufacturing and supply chain interruptions;
•loss of institutional knowledge and leadership continuity;
•increased recruitment and retention costs; and
•reduced competitiveness in innovation and market execution.
Any of these outcomes could materially adversely affect our business, financial condition and results of operations.

To the extent we operate as a third-party contract manufacturer, we may face risks similar to, but not identical to, those we experience when manufacturing products for ourselves.
We currently act, and plan to continue acting, as a third-party contract manufacturer for a limited number of customers. While we are not seeking additional contract manufacturing revenue, we remain party to certain historical contracts. In addition, if we divest or out-license certain products, we have agreed, and may continue to agree, to manufacture those products on behalf of the purchaser of those rights. Acting as a third-party contract manufacturer exposes us to risks similar to, but not identical to, those we face when manufacturing products for ourselves, including:
•Shortages or price increases of components specified by our contract manufacturing customers may delay shipments and lead to contractual penalties;
•We may bear the risk of component price increases that occur between periodic re-pricing of products during the term of a customer contract;
•Our contract manufacturing customers do not commit to long-term production schedules, making it difficult to plan production and optimize manufacturing capacity;
•Customers may require rapid increases in production, which can strain resources and reduce operating margins;
•Because many of our costs and operating expenses are relatively fixed, reductions in customer demand can harm our gross profits and operating results; and
We may encounter significant delays or defaults in payments owed to us by contract manufacturing customers.
Our investments in early-stage companies with unproven technologies may result in significant losses, balance sheet volatility and liquidity constraints.
We invest in convertible notes and equity securities in, or enter into option agreements, to acquire early-stage companies that develop and commercialize emerging technologies. Many of these technologies are unproven and may never achieve market acceptance. These investments carry significant risks, including the potential for complete loss of our investment. Early-stage companies often face numerous challenges, such as limited operating histories, untested business models, uncertain revenue streams, high capital requirements and regulatory hurdles. In addition, the technologies these companies develop may fail during development or proof-of-concept stages. Even if successfully developed, these technologies may fail to gain commercial traction, become obsolete due to rapid technological advancements or be subject to unforeseen legal or regulatory constraints.
Our ability to realize returns on these investments depends on various factors, many of which are outside our control, including market conditions, competitive pressures and the ability of these companies to secure additional financing. Many early-stage businesses experience high failure rates, and if the companies in which we invest are unsuccessful, we may be required to write down or write off these investments, adversely affecting our financial condition and results of operations. Even if these investments generate returns, they may take years to materialize, creating uncertainty regarding our ability to monetize our holdings in a timely manner.
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
Our investments in early-stage companies with unproven technologies may not be successful, and these investments may negatively impact our financial condition, operating results and shareholder value.
We operate in a highly competitive industry, and failure to innovate could adversely affect our market position and growth.
Our industry is highly competitive, and in both our surgical and vision care businesses, we face intense competition. In surgical, competitors range from large manufacturers with diversified product lines to smaller companies offering specialized products. Development by other companies of new or improved products, processes or technologies—including digital solutions—may render our products less competitive or obsolete. In contact lenses, we face strong competition from existing global players and expect increased competition from manufacturers in Asia. Competitors and new entrants are also challenging traditional distribution models through non-traditional, disruptive approaches such as direct-to-consumer, internet and other e-commerce channels. These developments could reduce the importance of the eye care professional (“ECP”) channel, where we have a significant presence, and increase pricing pressure.
In ocular health, particularly pharmaceuticals, we compete against companies with more established R&D capabilities, greater experience in preclinical and clinical trials and broader product portfolios. Our vision care business also competes with eyeglass manufacturers and providers of other vision correction options, including ophthalmic surgery. New drug discoveries could disrupt core elements of both our surgical and vision care businesses.
While we currently hold leading positions in several markets, our success depends on maintaining or building on those positions. We cannot predict the timing or impact of competitive product introductions, including new market entrants, “generic” versions of approved products or private-label alternatives. To compete effectively, we must continue to develop or acquire advanced technologies, integrate them into proprietary products, obtain regulatory approvals where required and manufacture and market successfully. Shifts in market share can occur due to product issues, physician advisories, safety alerts or publications about our products. Competitors’ products may be safer, more effective, more convenient, better reimbursed or more aggressively marketed than ours. In pharmaceuticals, generic versions of branded products, including ours, may be sold at substantially lower prices. In an environment of managed care, provider consolidation, increased competition, and declining reimbursement rates, failure to innovate could force us to compete primarily on price. See “–Our research and development efforts may not succeed in bringing new products to market or may fail to do so in a cost-efficient manner or at a scale sufficient to grow our business.” and “–We may not successfully complete or integrate strategic acquisitions to expand or complement our business.”
Our financial performance also depends on our ability to build and expand the markets in which we compete. While we expect growth in key areas such as multifocal contact lenses and ATIOLs, market sizes may not increase beyond current levels and we may not regain or gain market share, expand our market penetration, or increase procedural volumes. Decreases in market size or share, declines in average selling prices or lower procedural volumes could materially adversely affect our results. Failure to expand our markets beyond existing levels could limit our ability to grow in line with industry expectations. Our ability to respond to competitive pressures will depend on reducing costs, maintaining margins, achieving manufacturing efficiencies and sustaining capacity.
Our research and development efforts may not succeed in bringing new products to market or may fail to do so in a cost-efficient manner or at a scale sufficient to grow our business.
Our ability to maintain and grow our business, replace sales lost to competition and capitalize on new and potentially disruptive technologies depends heavily on the success of our research and development activities. We commit substantial financial, human and capital resources to product development through internal programs and Business Development & Licensing ("BD&L") transactions. Developing and marketing new products is costly, lengthy and uncertain. Even when projects reach commercialization, they may later be discontinued for technical, clinical, regulatory or commercial reasons.
Despite these investments, our research and development activities and external collaborations may not produce commercially successful products that are sufficient to replace lost sales or generate incremental revenue to grow our business. We may fail to identify promising opportunities or realize expected value from strategic partnerships. In some cases, new products may cannibalize existing product revenues rather than drive growth.
Further, even if we secure regulatory approval and achieve initial commercial success for new products, our, products may abruptly cease to be viable due to unforeseen safety concerns. See “–We may implement product recalls or voluntary market withdrawals of our products.”
The pace of technological change in our industry is rapid, and emerging innovations—such as AI-driven diagnostic tools, telehealth platforms, drug-device combination therapies, and advanced biomaterials—could disrupt traditional surgical and vision care models. If we fail to anticipate or adapt to these developments, the products we develop may become less competitive or obsolete.
If we cannot maintain a cost-effective pipeline of successful new products sufficient to sustain growth, offset competitive erosion and capture market opportunities, our business, financial condition or results of operations could be materially adversely affected. For a description of the regulatory approval processes required to market our products, see “–Regulatory clearance and approval processes for our products are expensive, time-consuming and uncertain, and failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our products” and “Item 4. Information on the Company–4.B. Business Overview–Government Regulation.”
We may not successfully complete or integrate strategic acquisitions to expand or complement our business.
As part of our growth strategy, we regularly evaluate and pursue external investments, alliances, license arrangements, acquisitions and other transactions—collectively referred to as “BD&L” transactions—to expand or complement our business. For example, in 2025 we acquired a majority interest in Aurion Biotech, Inc., and closed the acquisitions of Cylite

Pty Ltd. and LumiThera, Inc. In 2024 we closed the acquisition of BELKIN Vision, Ltd. These and other ventures may bring new technologies, products or customers to enhance our position in the ophthalmic industry. However, we may be unable to identify suitable acquisition candidates at attractive prices or at all. Acquisition efforts can be impeded by competing bids from other companies and by governmental regulation, including market concentration limitations and other competition laws.
Additionally, certain acquisitions may be subject to approval by the target company's shareholders or other material closing conditions. For example, in August 2025, we announced our intent to acquire STAAR Surgical Company ("STAAR"). After an extended period of discussions with STAAR, STAAR was unable to receive the necessary shareholder approvals to consummate the acquisition. Future deals could face similar outcomes. If we are unable to successfully complete these acquisitions, we may incur significant costs without realizing the anticipated benefits, synergies or scale, which could delay or impede our growth strategy and adversely affect our business, financial condition and results of operations.
Even when we successfully complete an acquisition, we face risks related to our ability to:
•integrate the acquired business effectively, including overcoming cultural differences and retaining key personnel, customers and suppliers;
•maintain consistent standards, controls and policies across acquired entities, including integration into our internal control over financial reporting;
•achieve expected synergies and realize anticipated financial or strategic benefits within projected timeframes, if at all; and
•operate in categories or markets where we have limited or no prior experience.
Acquisitions also require significant resources and may divert management’s attention from our existing business. They can result in unforeseen liabilities, tax or accounting complexities and potentially dilutive issuances of equity securities, as well as increased debt, contingent liabilities and operating expenses—all of which could adversely affect our financial condition and results of operations. If the economic benefits associated with any acquisition or investment do not meet our expectations, we may be required to record impairment charges related to goodwill, intangible assets or other assets associated with such transactions.
Governance gaps may increase as associates adopt AI tools outside approved controls.
The rapid evolution and widespread availability of AI-driven tools make it difficult for us to evaluate new technologies in accordance with company policy before they are used in practice. As AI products, features and plugins are released at a pace that outstrips formal review processes, associates may adopt unapproved tools, often unknowingly, outside of our governance and security frameworks. This creates a form of “shadow IT” and introduces material risks, including:
▪sensitive product design files, clinical trial data and patient information could be uploaded to external AI platforms or unvetted applications, creating exposure under HIPAA, GDPR and other privacy laws;
▪unapproved tools bypassing internal controls required for FDA submissions and ISO 13485 compliance, which can undermine documentation integrity and audit readiness;
▪AI-generated outputs incorporating third-party data or unclear licensing, leading to ownership disputes and jeopardizing patent filings;
▪expansion of our attack surface as ungoverned tools create entry points for threat actors using automated and AI-enhanced methods, potentially compromising device firmware or connected health platforms. Alcon has observed several attempted cyberattacks in which threat actors sought to use AI to enhance or automate malicious activity. While none of these attempts resulted in a material impact to the company, we expect such attempts to continue to increase in sophistication and volume; and
▪inconsistent processes, errors in regulatory filings and interruptions in critical R&D and manufacturing workflows due to use of systems that are not integrated with validated infrastructure.
Failure to address these governance gaps could result in financial loss, reputational harm and regulatory penalties.
Terrorism, war, and other events may harm our business, operating results and financial condition.
The continued threat of terrorism and related security measures, military actions or other acts of war—such as the ongoing conflicts between Russia and Ukraine and in the Middle East—may disrupt global economies and create significant uncertainty. These events, along with economic sanctions, trade restrictions and government or market reactions (including sanctions related to the Russia–Ukraine conflict), could negatively impact our business, operating results and financial condition.

Additionally, events such as the loss of critical infrastructure or utility services—including energy, transportation or telecommunications—could have similar adverse effects. To the extent such disruptions or uncertainties result in delays or cancellations of customer orders or interfere with the manufacture or shipment of our products, our business, operating results and financial condition could be materially harmed.
Our inability to forecast demand accurately may adversely affect our sales and earnings and increase quarterly variability.
We balance the need to maintain inventory levels sufficient to ensure competitive lead times against the risk of inventory obsolescence due to changing customer requirements, fluctuating commodity prices, product changes, transfers or life cycle considerations. To manage inventories effectively, we must estimate customer demand and produce products in quantities that substantially correspond to that demand. If we fail to forecast demand accurately or determine the optimal product mix, we may face production capacity issues and be unable to manufacture sufficient quantities of certain products. Failures in our information technology systems or human error could also lead to inaccurate forecasting.
As the number of unique products (SKUs) we offer grows—particularly with increasing variations in IOL and contact lens styles—the precision required for demand forecasting rises. This proliferation of SKUs could increase the risk of product unavailability and lost sales, as well as global inventory requirements for consigned products such as IOLs. These factors may negatively impact working capital and lead to write-offs due to obsolescence or expired products.
Compounding these risks, our manufacturing processes involve lengthy lead times to acquire and install new equipment and product lines. If we fail to forecast demand adequately, we may be unable to scale production in time to meet unexpected increases in demand.
Additionally, a significant portion of our vision care products are sold to major healthcare distributors and retail chains. Our sales and quarterly growth comparisons, as well as inventory estimates, may be affected by fluctuations in their buying patterns due to seasonality, pricing, competitor recalls or other factors. Overestimating demand could result in excess inventory and obsolescence, while underestimating demand could force us to produce additional quantities at higher cost or forego sales entirely.
Changes in third-party payor coverage and reimbursement methodologies and potential regulatory price controls may adversely impact our ability to sell our products at prices necessary to support our current business strategy.
The prices, sales and demand for some of our products, particularly our surgical and pharmaceutical products, could be adversely affected by the increased emphasis managed care organizations and governments continue to place on reducing health care costs. In addition, some third-party payors will not provide reimbursement for a new product until we demonstrate its innovative value or improved patient outcomes, which could impact our ability to grow the market for sales of the product. For our pharmaceutical products, we must compete for placement on formularies of managed care organizations. Exclusion of a product from a formulary can lead to reduced usage within that organization. There have also been recent initiatives by third-party payors to challenge the prices charged for medical products. Physicians, eye care professionals and other healthcare providers may be reluctant to purchase our products if they do not receive adequate reimbursement from third-party payors to cover the cost of those products and for procedures performed using those products. This risk can be heightened in times of higher inflation if reimbursement rates do not keep pace with increasing costs. Reductions in the prices for our products in response to these trends could reduce our profit margins, which would adversely affect our ability to invest and grow our business.
Governmental programs that typically reimburse at predetermined fixed rates may also decrease or otherwise limit amounts available through reimbursement. For example, in the EU, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which products are reimbursed under state-run healthcare schemes. Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states. Countries implementing a volume-based procurement process, such as the one initiated in China, can lead to decreased prices. The US recently passed the Inflation Reduction Act in 2022, which introduced significant changes to how drugs are covered and paid for under the Medicare program, including the creation of financial penalties for drugs whose prices rise faster than the rate of inflation, a redesign of the Medicare Part D program to require manufacturers to bear more of the liability for certain drug benefits and the introduction of government price-setting for certain Medicare Part D drugs starting in 2026. Other governmental funding restrictions, legislative proposals and interpretations of policy may negatively impact amounts available through reimbursement, including by restricting payment increases to hospitals and other providers through reimbursement systems or by restricting whether reimbursement is available for our products at all.
In the United States, federal policymakers have also periodically pursued executive‑branch initiatives aimed at tying reimbursement under Medicare or other federal programs to the lowest prices available in certain foreign markets, sometimes referred to as “most favored nation” pricing. Although prior versions of these initiatives have faced legal, operational and implementation challenges, future executive orders, rulemaking or agency actions could revive or expand these policies. Any such measures could require price concessions, impose new reporting or compliance obligations or create uncertainty around reimbursement levels. If implemented, these actions could reduce the prices we are able to charge for certain products, limit access to federal reimbursement or otherwise adversely affect our business, financial condition and results of operations.
We expect that additional health care reform measures will be adopted in the future in the countries in which we operate, including those initiatives affecting coverage and reimbursement for our products, any of which could limit the amounts that governments will pay for health care products and services, which could adversely affect the growth of the market for our products or the demand for our products or result in additional pricing pressures. We cannot predict the effect such reforms or the prospect of their enactment may have on our business.
Financial markets, including inflation, interest rates and volatile exchange rates, are unpredictable, which could lead to unexpected impacts to our earnings, the return on our financial investments and the value of some of our assets.
Financial market conditions may adversely affect our earnings, the return on our financial investments and the value of some of our assets. For example, inflation rates in the US and EU were at multi-decade highs in 2022 and remained elevated in 2023, which increased the cost to manufacture our products. If inflation rates were to rise again, we would need to manage this pressure through pricing actions and productivity initiatives while maintaining margins and market share. Increasing prices to offset inflation may cause some customers, particularly in elective surgical and contact lens businesses where patients typically do not receive reimbursement, to reduce purchases or choose lower-cost alternatives. Failure to manage inflationary pressures could adversely impact our results of operations or cash flows.
Fluctuations in interest rates could also materially impact our financial condition and results of operations. Higher interest rates could increase borrowing costs and interest expense on future debt issuances or refinancings. Lower interest rates could reduce interest income on cash and short-term investments. Changes in interest rates may also affect market conditions, capital availability and investor demand for equity and debt securities, influencing our ability to access financing on favorable terms.
Exchange rate volatility between the US dollar, our reporting currency, and other currencies can result in significant changes in reported sales, costs and earnings in US dollars and in the reported value of assets, liabilities and cash flows. A stronger US dollar relative to foreign currencies negatively impacts our consolidated financial position and results of operations as foreign currency amounts translate into fewer US dollars. Despite any hedging measures we may undertake, because a significant portion of our earnings and expenditures are in currencies other than the US dollar, and because our expenditures in Swiss francs and US dollars exceed our revenue in those currencies, exchange rate volatility may materially impact our business, results of operations and financial condition. Additionally, some customers pay us in US dollars, and when the dollar is strong, their debts to us become harder to repay.
Countries experiencing financial distress, high inflation or large capital outflows may impose foreign exchange controls, which could limit our ability to distribute retained earnings from local affiliates or pay intercompany obligations.
For more information on the effects of currency fluctuations on our Consolidated Financial Statements and on how we manage currency risk, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Effects of Currency Fluctuations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
We are subject to laws targeting fraud and abuse in the healthcare industry.
We are subject to numerous global laws addressing healthcare fraud and abuse, including state and federal anti-kickback and physician self-referral laws. For example, the US federal anti-kickback statute prohibits knowingly offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or recommending any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed programs and in some cases private insurance. These laws have been interpreted to apply broadly to arrangements between manufacturers and prescribers, purchasers, formulary managers and other healthcare professionals. A claim for reimbursement resulting from a violation of the anti-kickback statute constitutes a false or fraudulent claim under federal law.
Pricing and rebate programs for covered outpatient drugs reimbursed under federal healthcare programs must comply with complex and evolving requirements under the Medicaid drug rebate program and other statutes, including the Omnibus Budget Reconciliation Act of 1990, the Veterans Health Care Act of 1992 and the Deficit Reduction Act of 2005, each as amended. Guidance on these requirements is limited, and interpretations by the Centers for Medicare & Medicaid Services (CMS), other agencies or courts could differ from ours, resulting in adverse consequences for us. If products are offered through the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Similar controls and restrictions exist in the EU, its member states, Japan and elsewhere. Our activities are also potentially subject to federal and state consumer protection and unfair competition laws.
In recent years, the US government and several states have enacted legislation requiring medical device companies to maintain marketing compliance programs and file periodic reports, and similar legislation is being considered in other states. Many of these requirements are new and uncertain, and failure to comply could result in enforcement actions, fines and adverse publicity. If physicians or other providers we work with fail to comply with applicable laws, they may face sanctions that could negatively affect our business.
Failure to meet these requirements can result in civil litigation, criminal prosecution, fines, injunctions, product recalls or seizures, suspension of production, withdrawal of approvals, whistleblower actions or exclusion from government contracts, any of which could materially adversely affect our business, financial condition or results of operations.
Regulatory clearance and approval processes for our products are expensive, time-consuming and uncertain, and failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our products.
Our businesses are subject to extensive regulation in the countries where we operate, and the trend is toward increasingly stringent requirements. Regulatory authorities such as the FDA continue to increase testing and documentation requirements, raising costs and extending timelines for product introduction. Similar trends exist in the EU and other markets. Compliance is costly and materially affects our business by increasing the time, complexity and expense of obtaining and maintaining approvals for new and existing products.
Most of our products are regulated as medical devices or pharmaceuticals and face rigorous development and approval processes, particularly in the US and EU, though some products may be regulated under other categories such as lasers, dietary supplements or medical foods. Developing new products and obtaining FDA clearance or approval, CE marking or other marketing authorizations is lengthy, expensive and uncertain. Regulatory authorities may require additional testing or clinical data, delaying authorization or limiting approved indications. Even after approval, regulators may impose post-marketing obligations or restrict promotion and distribution. We discuss these regulations more thoroughly in "Item 4. Information on the Company-4.B. Business Overview-Government Regulation-Product Approval and Monitoring".
We may also be unable to maintain existing registrations, licenses or clearances. Routine modifications to products, labeling, instructions, manufacturing processes or packaging may require notification or re-registration, creating operational complexity. Managing multiple versions of products globally can require additional inventory, bridging stock and redress operations, which may strain manufacturing capacity and supply chains. These challenges could lead to prolonged product shortages and loss of customers, negatively impacting sales.
Legislative and regulatory reforms may impact our ability to develop and commercialize our products.
The global regulatory environment is increasingly stringent and unpredictable, and unexpected changes can adversely affect our business, financial condition and results of operations.
First, compliance with changes and new requirements relating to regulatory approvals and postmarket obligations applicable to our products is costly and onerous. As discussed in "Item 4. Information on the Company – 4.B. Business Overview – Government Regulation – Product Approval and Monitoring," the EU Medical Device Regulation (EU MDR) imposes stricter requirements for the marketing and sale of medical devices. All new devices marketed in the EU require certification under EU MDR. Devices certified under prior directives with valid CE certificates may remain on the market until December 2027 or 2028 depending on classification, provided the manufacturer submitted an application for conformity assessment by May 2024. These changes require significant investment in testing, documentation and notified body reviews. Several countries that previously lacked medical device regulations have introduced them, and others have expanded or plan to expand existing frameworks. While some countries may harmonize regulations, requirements continue to differ significantly. In the US, the FDA is pursuing efforts to modernize device regulation, including changes to the 510(k) pathway that could broaden evidentiary requirements for substantial equivalence, increasing cost and time to market. Additionally, the Quality Management System Regulation (QMSR) becomes mandatory in February 2026, aligning FDA requirements more closely with ISO 13485. Given the number of devices we market, it is possible not all products will be certified by the EU MDR deadline, and some may be rationalized if certification costs are prohibitive.
Second, new legislation and new interpretations of existing healthcare statutes are frequently adopted, which could affect our business. For example, in the US, federal and state healthcare reform measures have introduced changes to reimbursement methodologies, transparency reporting and compliance obligations that have had significant impact on our operations.
Third, if countries such as the US eliminate prescription requirements for contact lenses, our marketing and distribution model would need significant changes. Such reforms could reduce the role of ECPs as intermediaries, requiring us to invest heavily in direct-to-consumer marketing and distribution infrastructure, which could increase costs and negatively impact sales of vision care products.
Finally, within our surgical business, a considerable portion of sales and growth relies on patient-pay premium technologies in markets where access has been established. For example, in the US, two landmark rulings issued by CMS created a bifurcated payment system for certain ATIOLs, with part of the cost reimbursed under Medicare and the remainder paid out-of-pocket. For more details, see "Item 4. Information on the Company – 4.B. Business Overview – Our Products – Surgical." If CMS or other authorities amend regulations governing patient-pay reimbursement for advanced technologies, our sales and growth could be negatively impacted. Similar changes in other jurisdictions could further limit access to premium technologies and reduce demand.
We may implement product recalls or voluntary market withdrawals of our products.
The manufacturing and marketing of our products, including surgical equipment, instruments and pharmaceuticals, involve an inherent risk that our products may prove defective and pose health risks. We are subject to laws requiring us to report adverse events, and issues identified through monitoring or clinical studies may lead to voluntary or mandatory actions, including recalls, withdrawals or changes to product instructions.
Government authorities such as the FDA have the authority to mandate recalls for material deficiencies or defects in design, labeling or manufacture. We may also voluntarily initiate field actions, such as corrections or removals, due to component failures, manufacturing errors, design or labeling defects or other issues. If a correction or removal addresses a health risk or a US Food Drug, and Cosmetic Act ("FDCA") violation, it must be reported to the FDA. Similarly, safety-related field actions in the European Economic Area must be reported to regulators in each affected country.
A recall of one of our products—or a similar competing product—could impair sales and subsequent regulatory approvals of other products and lead to a general loss of customer confidence. Recalls can also trigger inspections, regulatory actions or litigation, and may result in significant costs and reputational harm.
The manufacture of our products is highly regulated and complex.
The manufacture of our products, including surgical equipment, instruments and pharmaceuticals, is complex and subject to extensive regulation by health authorities worldwide, including the FDA. Whether produced at our own facilities or by third parties, we must ensure compliance with current Good Manufacturing Practices, quality system requirements, and other applicable regulations, such as national and local environmental, health and safety laws, as well as our own quality standards. In recent years, health authorities have intensified scrutiny of manufacturers’ compliance with these requirements.
Any significant failure by us or our third-party suppliers to meet these requirements or health authorities’ expectations could result in the shutdown of production facilities or lines or prevent us from importing products across borders. In addition, if we fail to properly plan for manufacturing capacity, the complexity of our processes could lead to long lead times to increase capacity. These events could cause product shortages or prevent us from supplying products for an extended period. Such shortages or shutdowns have led to, and could continue to lead to, significant revenue losses and potential third-party litigation. Health authorities have also imposed substantial penalties for noncompliance. Failure to comply fully could delay approval of new products to be manufactured at the affected site.
If we fail to comply with environmental, health and safety laws and regulations, we may face significant administrative, civil or criminal fines, penalties or other sanctions. We may also incur substantial costs to comply with current or future environmental, health and safety laws and regulations, which have become more stringent over time, including potential laws addressing global climate change. Compliance with these laws may increase costs or impair research, development or production efforts.
We may be subject to penalties or market restrictions if we fail to comply with post-approval regulatory requirements.
Our products are subject to extensive post-approval regulation, including requirements related to testing, manufacturing, labeling, advertising, promotion, recordkeeping, reporting, import and export. Regulatory authorities such as the FDA and their counterparts globally monitor compliance with these requirements.
We are required to report adverse events and product malfunctions. In the US, for example, we must notify the FDA of any incident in which a marketed medical device may have caused or contributed to a death or serious injury or has malfunctioned in a way that could recur and cause harm. In the European Economic Area, manufacturers must report serious or potentially serious incidents to the relevant authorities.
Our advertising and promotional activities are also subject to strict regulatory oversight. Marketing approvals typically limit our products to specific uses, and we are prohibited from promoting unapproved or “off-label” uses. We must ensure that all product claims are adequately substantiated. Claims deemed false, misleading or deceptive may result in enforcement actions, consumer litigation or competitor challenges. In addition, interactions with healthcare providers are subject to complex laws and industry codes that govern promotional practices, including restrictions on benefits, sponsorships and educational activities. These rules vary by jurisdiction and are subject to evolving interpretations. Failure to comply could lead to investigations, fines or reputational harm. As our associates increasingly use social media, the risk of disseminating inappropriate or noncompliant messaging has increased. We have previously modified or withdrawn promotional materials at the request of regulators and may be required to do so again.

Failure to comply with applicable regulatory requirements or to adequately respond to notices of violation could result in enforcement actions, including warning or untitled letters; fines, civil penalties, injunctions or criminal prosecution; product recalls, seizures or import detentions; delays or refusals in product approvals; suspension or withdrawal of existing approvals; operating restrictions or production interruptions; and export bans.
Any of these actions could result in unexpected costs, damage our reputation and adversely affect our business, financial condition and results of operations.
Social impact and sustainability matters may impact our business and reputation.
Investors, advocacy groups, lenders and other market participants increasingly evaluate companies based on social impact and sustainability (SIS) performance, which is viewed as contributing to long-term value. Various organizations rate SIS performance across topics such as climate change, human rights, ethics and compliance, corporate governance, board oversight of sustainability issues and access to products and solutions. These ratings are widely publicized and influence investment decisions, including eligibility of Alcon securities for certain portfolios and funds.
From time to time, we are asked by certain investors to set ambitious SIS goals and provide robust disclosures on progress. Some customers, particularly EU and UK governments, have adopted procurement policies imposing sustainability standards, which may affect our ability to win tenders. In response, we have adapted our corporate responsibility program to evolving SIS frameworks and announced goals and objectives. These goals reflect current plans and aspirations, but factors beyond our control may prevent achievement. Efforts to accomplish and report on these goals present operational, reputational, financial and legal risks.
Standards for SIS tracking and reporting remain new, fragmented and evolving. Regulatory authorities in the US, Switzerland and Europe have imposed, and may continue to impose, mandatory SIS disclosure requirements, which could require significant revisions to our goals and reporting processes and increase compliance costs. Enhancing processes and controls to meet evolving standards and third-party assurance requirements may require substantial resources, and the lack of consistent or meaningful comparative data across the industry could make it difficult to benchmark performance or demonstrate progress.
While many stakeholders advocate for SIS progress, there is also backlash against certain initiatives from government officials, consumers and others. Reconciling these opposing views may not be possible. Failure or perceived failure to meet SIS expectations, goals or reporting standards could negatively impact our reputation, ability to attract talent, competitiveness and investment appeal, and could expose us to enforcement actions or litigation.
If we fail to properly educate and train healthcare providers on our products, then customers may not buy our products.
We market our surgical and certain vision care products including pharmaceutical products to healthcare providers such as ECPs, public and private hospitals, ambulatory surgical centers, eye clinics and ophthalmic surgeons’ offices and group purchasing organizations and our other vision care products to retailers and distributors. We have developed and strive to maintain strong relationships with these groups who assist in product research and development and advise us on how to meet consumer and surgeon needs. We rely on these groups to recommend our products to their patients and to other members of their organizations.
Contact lens and lens care consumers tend not to switch products regularly and are repeat purchasers. As a result, the success of these products depends on an ECP’s initial recommendation, which may be influenced by our ability to educate the ECP on our products. Even if we succeed in educating ECPs, their influence over consumer choice may decline, which could make our business more dependent on direct-to-consumer marketing. Increased direct-to-consumer marketing could strain our relationships with ECPs who may view such efforts as a threat to their business.
In our surgical business and with pharmaceutical products, ECPs including ophthalmic surgeons play a significant role in determining treatment and selecting products for conditions such as cataracts, vitreoretinal disorders, refractive errors, glaucoma and dry eye. Acceptance of our products depends on our ability to train ECPs and their clinical staff on safe and appropriate use, which takes time. Training may take longer than expected and could delay sales growth. After training, we rely on ECPs to advocate for our products in the broader marketplace. Convincing ECPs to dedicate time and resources to training is challenging, and we may not succeed. If we fail to educate ECPs on the merits and proper use of our products, they may not adopt them, which would limit commercialization and profitability.
Even if we protect our intellectual property to the fullest extent permitted by applicable law, our competitors and other third parties could develop and commercialize products similar or identical to ours, which could impair our ability to compete.
We rely on a combination of patents, trademarks, designs and copyrights to protect our intellectual property. The scope, strength and duration of these rights vary significantly by product and jurisdiction. We also rely on trade secrets, know-how and other confidential information to supplement these protections. In the aggregate, these intellectual property rights are of material importance to our business.

These protections may limit competitors from commercializing products covered by our intellectual property rights, but they do not prevent competitors from marketing alternative products that compete with ours. In addition, these rights may be challenged by third parties or regulatory agencies, and trade secrets protected through confidentiality agreements may be independently developed or misappropriated. In certain countries, particularly emerging markets, ambiguities in the law and enforcement difficulties may render intellectual property rights less effective than in Western Europe or the US.
For our pharmaceutical products, we face challenges from third parties seeking to manufacture and market generic versions before patent expiration. In the US, generic manufacturers may challenge the validity or claim non-infringement of our patents through the Abbreviated New Drug Application (ANDA) process with the FDA and related litigation. Loss of patent protection for a pharmaceutical product would generally lead to a significant and rapid decline in sales as lower-priced generics become available.
Therefore, even if we protect our intellectual property to the fullest extent permitted by law, competitors and other third parties may nonetheless develop and commercialize products similar or identical to ours, which could impair our ability to compete and adversely affect our business, financial condition and results of operations.
We are a multinational business that operates in numerous tax jurisdictions.
We conduct operations in multiple tax jurisdictions, and the tax laws of those jurisdictions generally require that transfer prices between affiliated companies in different jurisdictions be the same as those between unrelated companies dealing at arm’s length and that such prices be supported by contemporaneous documentation. While we believe we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on tax authorities. If tax authorities in any jurisdiction successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and reallocate income, which could result in a higher overall tax liability and possibly interest and penalties.
The integrated nature of our worldwide operations can produce conflicting claims from tax authorities in different countries as to the profits to be taxed in each country. Most jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untested, can be lengthy and do not always contain a mandatory dispute resolution clause.
In recent years, tax authorities around the world have increased scrutiny of company tax filings and have become more rigid in exercising discretion. The Organization for Economic Co-operation and Development (OECD) has proposed changes to international tax standards under its Base Erosion and Profit Shifting Action Plans to address transparency, coherence and substance. Most recently, the OECD released plans, including model rules and guidelines, for further amendments to international tax standards, including Pillar One, which reallocates taxing rights based on customer location, and Pillar Two, which establishes a 15% global minimum tax. Many countries are drafting or have enacted legislation to implement Pillar Two rules, with some effective dates as early as January 1, 2024.
Several jurisdictions implemented domestic rules inspired by OECD Pillar Two in 2024. The OECD issued further guidance in January 2025 and January 2026, including new interpretations of existing rules, a “Side‑by‑Side” mechanism that exempts US‑parented groups from certain elements of Pillar Two and extensions of safe harbors that may affect compliance burdens and potential exposure. Adoption of a Side‑by‑Side mechanism would partly mitigate the risk of retaliatory tax or tariff measures, but there remains uncertainty about how jurisdictions will interpret and implement the 2025 and 2026 publications. We have not recorded a material impact to current tax expense, but new interpretations or guidance could increase tax expense and affect our financials. We continue to expect Pillar Two to lead to a recurring increase in our tax expense and effective tax rate, although we do not expect that impact to be material. Recommendations by the OECD or other supranational bodies such as the EU could also require broader disclosures to tax authorities on global operations, leading to greater audit scrutiny.
On July 4, 2025, budget reconciliation bill H.R. 1 was enacted in the US, introducing, among other items, amendments to a number of corporate income tax mechanisms such as GILTI and FDII and methods, including the option to accelerate the deduction of domestic research and development expenses as well as the depreciation of certain categories of assets.
In general, tax reform efforts, including changes to tax base or rate, transfer pricing, intercompany dividends, cross-border transactions, controlled corporations and limitations on tax relief for interest on intercompany debt, will require us to continually assess our organizational structure and could increase the risk of international tax disputes, raise our effective tax rate and adversely affect our financial condition.
Goodwill and other intangible assets may result in significant noncash impairment charges.
We carry a substantial amount of goodwill and other intangible assets on our Consolidated Balance Sheet, primarily related to the Alcon brand name, as well as technologies, acquired research and development, currently marketed products and marketing know-how. If the fair value of these assets or the cash-generating units containing goodwill falls below their carrying value, we may incur significant noncash impairment charges. For example, we recorded $45 million and $9 million in impairment charges in 2025 and 2024, respectively.
For details on impairment testing, factors that could trigger an impairment and the impact of impairment charges on our results, see “Note 2. Selected Accounting Policies – Goodwill and intangible assets” to our Consolidated Financial Statements.
We may underestimate future pension and other post-employment benefit obligations.
We sponsor pension and other post-employment benefit plans in various forms. While most plans are defined contribution, some associates remain under defined benefit plans. For these defined benefit plans, we make significant assumptions and estimates about future events when calculating the present value of expected obligations, including discount rates and future compensation increases.
Actual results may differ materially from our assumptions due to changing market conditions, withdrawal rates or participant life spans. For example, at December 31, 2025, a decrease of 0.25% in the discount rate applied to our defined benefit obligations would have increased our year-end obligation by $26 million. Differences between assumptions and experience could require additional contributions. Further, employer contributions may be required if plan funding falls below levels mandated by local regulations.
If our financial reporting, accounting practices or internal controls are inadequate, we could face regulatory penalties, litigation and loss of investor confidence.
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB and are subject to complex accounting and disclosure requirements under applicable securities laws. Preparing accurate financial statements requires significant judgment and estimates, and changes in IFRS or interpretations could affect our reported results.
We rely on internal controls over financial reporting to ensure the integrity of our disclosures. Under Section 404 of the Sarbanes-Oxley Act, we must assess and report on the effectiveness of these controls, and our independent auditors must attest to management’s assessment. If we identify a material weakness or fail to maintain effective controls, we could be required to restate prior financial statements, which may result in regulatory inquiries, penalties, shareholder litigation and reputational harm.
In addition, we depend on timely and accurate information from multiple systems and third-party service providers. Errors, system failures or cybersecurity incidents could disrupt our financial reporting processes. Any failure to maintain effective internal controls or comply with applicable reporting requirements could adversely affect our business, financial condition and the market price of our securities.
Our existing debt may limit our flexibility or adversely affect our liquidity.
We had $4.7 billion of outstanding debt as of December 31, 2025, and we may incur additional indebtedness in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions.
Our indebtedness may:
•make it difficult for us to satisfy our obligations, including interest payments;
•require us to dedicate cash flows to debt service, reducing funds available for capital expenditures, BD&L or other strategic transactions, working capital and dividends;
•limit our flexibility to plan for and respond to changes in our business;
•negatively impact our credit rating and increase borrowing costs;
•place us at a competitive disadvantage relative to less-leveraged competitors;
•increase our vulnerability to adverse economic and industry conditions, including interest rate changes; and
•make it difficult to refinance existing debt or obtain new financing on commercially reasonable terms.
Any of these events could materially adversely affect our business, financial condition or results of operations or significantly reduce our liquidity and impair our ability to meet debt obligations. In addition, recent monetary policy changes and interest rate increases have raised borrowing costs and may continue to do so.
We may need to obtain additional financing, which may not be available or, if it is available, may not be on favorable terms and could result in shareholder dilution.
We may need to raise additional funds to:

•finance unanticipated working capital requirements or refinance existing debt;
•develop or enhance infrastructure and existing products and services;
•engage in mergers, acquisitions or other strategic BD&L transactions;
•fund strategic relationships; and
•respond to competitive pressures.
If we raise funds through equity or convertible debt, existing shareholders may experience dilution, and holders of these securities may have rights or preferences senior to those of current shareholders. Financing used for research and development, acquisitions or capital expenditures may not generate expected returns or cash flows. Significant judgment is required to select investments that deliver optimal returns, and we could make investments that are less profitable than alternatives we do not pursue.
Litigation and governmental investigations may harm our business or distract our management.
We are, and may in the future be, subject to investigations and legal proceedings involving product liability, sales and marketing practices, commercial disputes, employment, antitrust or competition, securities, health and safety, environmental, tax, international trade, privacy, intellectual property (including Hatch-Waxman litigation) and anti-bribery regulations such as the FCPA. See “Item 8. Financial Information-8.A. Consolidated Statements and Other Financial Information-Legal Proceedings”.
Substantial, complex or extended litigation could result in significant expenditures, affect our ability to market and distribute products and divert management attention. For example, intellectual property litigation could lead to damage awards or injunctions preventing manufacture and sale of affected products or requiring significant royalty payments. In 2024, we resolved litigation with Hoya Corporation after the court granted summary judgment in our favor on certain key claims, and also resolved the patent infringement claims we had assumed in connection with the acquisition of Aerie Pharmaceuticals Inc. We may not be successful in defending ourselves in the future.
Even meritless claims can generate adverse publicity, increase legal costs and hinder insurance coverage. Litigation and investigations could result in:
•significant legal expenses and damage awards;
•injunctions or restrictions on product sales;
•reputational harm and adverse publicity;
•limitations on insurance coverage or increased premiums; and
•management distraction from core operations.
Any of these outcomes could materially adversely affect our business, prospects, financial condition and results of operations.
Failure to comply with laws that result in legal proceedings or government investigations may negatively affect our business.
We operate in multiple jurisdictions and must comply with a wide range of laws and regulations, which vary by country and continue to evolve as enforcement priorities and public expectations change. Associates, contractors, consultants, partners or vendors may engage in misconduct or noncompliance, exposing us to liability.
We face increasing transparency requirements, including disclosure of payments or transfers of value to healthcare professionals and organizations, as well as compliance with privacy laws such as the EU General Data Protection Regulation and the California Consumer Privacy Act. We also operate in developing countries where compliance cultures may be less established.
Although we maintain a global ethics and compliance program, it may not prevent violations. Any actual or alleged failure to comply with laws or heightened expectations could lead to substantial liabilities, reputational harm and losses not covered by insurance.
Government investigations and enforcement actions in our industry are increasing and may involve criminal proceedings or retroactive challenges to prior practices. These proceedings are unpredictable and can result in:
•large judgments or penalties, including repayment of amounts allegedly obtained improperly;
•costly settlements, including corporate integrity agreements that impose long-term compliance obligations;
•exclusion from government reimbursement programs; and

•reputational damage and related civil litigation.
Any such outcomes could materially adversely affect our business, financial condition or results of operations. See “Item 8. Financial Information-8.A. Consolidated Statements and Other Financial Information-Legal Proceedings."
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
We may not pay or declare dividends.
Although we expect to continue recommending a regular cash dividend based on prior year core net income, we may not pay or declare dividends in the future. Any dividend declaration, timing and amount is subject to shareholder approval at the General Meeting and depends on factors such as our financial condition, earnings, corporate strategy, capital requirements, covenants and legal requirements.
Any dividends we declare will be denominated in Swiss francs. Exchange rate fluctuations will affect the US dollar equivalent of dividends received by holders of shares held via DTC or registered with Computershare Trust Company, N.A. in the US. If the Swiss franc decreases against the US dollar, the US dollar value of dividends will decline. See Item 8.A. Consolidated Statements and Other Financial Information – Dividend Policy for more information.
As a foreign private issuer, we are subject to different US securities laws and rules than a domestic issuer, which may limit the information publicly available to US shareholders.
We report under the Securities Exchange Act of 1934, as amended ("Exchange Act") as a foreign private issuer. As a result, we are exempt from certain provisions applicable to US domestic companies, including rules on proxy solicitation, certain insider reporting and short-swing profit liability obligations and requirements to file quarterly reports on Form 10-Q or current reports on Form 8-K. We are also exempt from Regulation Fair Disclosure and may rely on exceptions from certain NYSE corporate governance requirements. Consequently, US shareholders may not have the same protections as shareholders of US domestic issuers.
We prepare our financial statements under IFRS, which differs from US GAAP in areas such as pension accounting, taxation and recognition and impairment of long-lived assets. Our reported earnings and financial information may therefore not be comparable to companies reporting under US GAAP.
We may lose our foreign private issuer status.
We currently qualify as a foreign private issuer and are not required to comply with all periodic disclosure and current reporting requirements applicable to US domestic issuers. To maintain this status, either (a) a majority of our shares must be owned of record by non-US residents or (b) a majority of our executive officers or directors may not be US citizens or residents, more than 50% of our assets cannot be located in the US and our business must be administered principally outside the US.
If we lose foreign private issuer status, we would be subject to more extensive Exchange Act requirements, including reporting under US GAAP instead of IFRS, which would be costly and could require significant changes to historical financial statements. We may also need to modify corporate governance practices and incur higher compliance costs. Loss of this status could make it more difficult and expensive to obtain director and officer liability insurance and could materially increase our regulatory burden.
Our status as a Swiss corporation may limit our flexibility to raise capital, issue dividends and manage capital needs.
Swiss law reserves certain corporate actions for shareholder approval that boards in other jurisdictions may execute independently. For example, shareholders must approve dividend payments and authorize increases or decreases in share capital. While our shareholders have authorized limited flexibility for capital adjustments and conditional share capital, some of these authorizations expire in May 2028 and require renewal.

Swiss law generally grants existing shareholders subscription rights for new share issuances and advance subscription rights for shares issued in connection with convertible instruments, which can only be restricted or excluded by a qualified shareholder vote. Swiss law also limits flexibility in structuring share classes compared to other jurisdictions. These requirements may restrict our ability to raise capital quickly or adjust our capital structure, and situations may arise where greater flexibility would have benefited shareholders.
It may be difficult to enforce US judgments against us.
We are organized under the laws of Switzerland, which may make it difficult for investors to serve process within the US or enforce US court judgments against us, including those based on US securities laws. Swiss counsel has advised that enforcement of US judgments in Switzerland is uncertain and subject to the Swiss Federal Act on Private International Law, which precludes applying foreign law if it conflicts with Swiss public policy and mandates compliance with Swiss procedural standards.
Switzerland and the US do not have a treaty for reciprocal recognition and enforcement of civil judgments. Under Swiss law, a US judgment may only be enforced if:
•the US court had jurisdiction under Swiss law;
•the judgment is final and non-appealable;
•enforcement does not contravene Swiss public policy;
•due process standards were met; and
•no conflicting Swiss or third-country judgment exists.
These limitations may make it difficult or impossible for US investors to enforce judgments against us in Switzerland.

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
Alcon is domiciled in Fribourg, Switzerland and our registered office is located at Rue Louis‑d’Affry 6, 1701 Fribourg, Switzerland. Our headquarters is located in Geneva, Switzerland at the following address: Chemin de Blandonnet 8, 1214 Vernier, Geneva, Switzerland. Our telephone number is +41 58 911 2000. Our principal website is www.alcon.com. The information contained on our website is not a part of this Form 20‑F.
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
From time to time, we make significant investments in certain of our manufacturing facilities to enhance our production capabilities. For more information, see “Item 4.D. Property, Plants and Equipment—Major Facilities”.
Acquisitions
In the past three years, we have entered into certain acquisition transactions, including (i) the acquisition of 100% of the outstanding shares and equity of LumiThera Inc. ("LumiThera"); (ii) the acquisition of all remaining outstanding shares and equity of Cylite Pty, Ltd. ("Cylite"); (iii) the acquisition of 99% of the outstanding shares and equity of Aurion Biotech, Inc. ("Aurion"); and (iv) the acquisition of 100% of the outstanding shares and equity of BELKIN Vision Ltd. ("BELKIN"). For further details on certain of our significant transactions in 2025, 2024 and 2023, see Notes 3 and 21 to the Consolidated Financial Statements.
Share Repurchase Program
On February 25, 2025, our Board announced the adoption of a share repurchase program of up to $750 million of our Ordinary shares. The shares acquired are held in treasury and are intended to offset the dilutive effect of shares vesting under our equity based incentive plans. Alcon funded the repurchases through cash generated from operations. The program was authorized by the Swiss Takeover Board and subject to customary safe harbor conditions. The share repurchase program was originally expected to be completed over a three year period, but was completed in January 2026. As of December 31, 2025, 8,437,394 shares were repurchased for a total consideration of $682 million. See "Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers."
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

4.B. BUSINESS OVERVIEW
Overview
Alcon is the global leader in eye care with $10.3 billion in net sales during the year ended December 31, 2025. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Based on sales for the year ended December 31, 2025, we are the number one company by global market share in the ophthalmic surgical market and in the vision care market. We employ over 25,000 associates operating in 56 countries and serve consumers and patients in over 140 countries and territories. We believe our market leading position and global footprint allow us to benefit from economies of scale, maximize the potential of our commercialized products and pipeline and will permit us to effectively grow the market and expand into new product categories.
Our Surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our broad surgical portfolio includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end needs of the ophthalmic surgeon. Our Vision Care business comprises daily disposable, reusable and color-enhancing contact lenses, cell therapies to treat ocular diseases and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. Alongside our world-class products, Alcon provides best-in-class service, training, education and technical support for our customers.
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
Our Markets
Overview
We currently operate in the global ophthalmic surgical and vision care markets, which are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving, and we estimate that the size of the eye care market in which we operate is approximately $37 billion and is projected to grow mid-single digits on average per year from 2025 to 2030.
Although it is estimated that 90% of all visual impairments are currently preventable, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. For example, based on market research, it is estimated that there are currently 65 million people with moderate to severe vision impairment due to cataracts, 1.8 billion who suffer from presbyopia, 157 million with uncorrected refractive errors, 146 million with diabetic retinopathy, 131 million living with glaucoma and approximately 1.6 billion who suffer from symptoms of dry eye, among other unaddressed ocular health conditions. In addition, there are 1 billion people living with some form of unaddressed visual impairment. Below is a brief description of these ocular disorders.

Eye disorders and location	Disorder	Results in
Refractive errors Front of eye	Myopia (nearsightedness), hyperopia (farsightedness), and astigmatism (oddly-shaped cornea)	Blurred or impaired vision
Presbyopia Intraocular Lens	Hardening of the natural lens due to age (35 Years and beyond)	Inability to focus up close
Dry eye / Allergy Cornea	Poor quantity and quality of tears / Reactions to allergy-causing substances (e.g., pollen, dander, and mold)	Blurred vision, itching, redness, and general discomfort
Cataracts Intraocular Lens	Clouding of the eye's natural lens	Blindness if untreated
Retinal Diseases Retina	Vitreomacular traction, retinal detachment, severe eye trauma, ocular complications of diabetes (diabetic retinopathy)	Can cause irreversible loss of vision
Glaucoma Optic Nerve	Damage to the eye's optic nerve, usually from increased pressure in the eye	Vision loss and blindness
Cornea Conditions Cornea	Various conditions including keratoconus, corneal dystrophies, edema, and ulcers and keratitis	Distorted vision and vision loss

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
•Increasing wealth and growth from emerging economies: It is estimated that by 2035 the global middle class population is expected to exceed 5 billion people with the majority of growth coming in emerging markets. This major demographic shift is generating a large, new customer base with increased access to eye care products and services along with the resources to pay for them. The expansion of training opportunities for eye care professionals in emerging markets is also leading to increased patient awareness and access to premium eye care products and surgical procedures, facilitating their growth.
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
The Surgical Market
The surgical market in which we operate is estimated to be approximately $14 billion and is projected to grow approximately 4-6% on average per year from 2025 to 2030. The surgical market includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training. Surgical implantables are medical devices designed to remain in the eye, such as monofocal IOLs, ATIOLs and stents placed in the eye during cataract surgery. Consumables include hand-held instruments, surgical solutions, equipment cassettes, patient interfaces and other disposable items typically used during a single ophthalmic surgical procedure. Finally, surgical equipment includes multi-use surgical consoles, lasers and diagnostic instruments used across procedures to enable surgeons to visualize and conduct ophthalmic surgeries. Market growth is expected to be driven mainly by:
▪An aging population causing increased global demand in cataract and vitreoretinal procedures;
▪A growing role of generative artificial intelligence and digital transformation that will drive connectivity between clinic and operating room equipment, fuel artificial intelligence-driven solutions to drive patient outcomes and accelerate advancements in imaging technology;
▪Continued adoption of premium patient-pay technologies, namely ATIOLs, where international penetration continues to expand to catch up to the US levels of approximately 20%; and
▪Increasing use of advanced technologies, including enhanced diagnostic tools, new surgical options for glaucoma and wider adoption of phacoemulsification in cataract surgeries, which is now used in over 50% of cases in emerging markets versus over 98% in the US.
Additionally, the global burden of diabetic retinopathy is expected to remain high through 2045, at which point 161 million people are projected to suffer the condition.
The Vision Care Market
The vision care market in which we operate is estimated to be approximately $23 billion and is projected to grow approximately 4-5% on average per year from 2025 to 2030. The vision care market is comprised of products designed for use by eye care professionals and consumers. Products are largely categorized across two product lines: contact lenses and ocular health. Market growth is expected to be driven mainly by:
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
•A rising number of elderly people worldwide such that primary open-angle glaucoma (POAG) now affects an estimated 84 million people and ocular hypertension, often a predecessor to POAG, is estimated to affect another 48 million people;
•Growing access and consumption of vision care products in emerging markets such as Asia, which had an estimated single-digit contact lens penetration as compared to double digits in the developed world; and
•Increasing consumer access through the expansion of distribution models, including internet sales and other direct-to-consumer channels.
Our Business
Overview
With $10.3 billion in net sales during the year ended December 31, 2025, we are the global leader in eye care. Our broad range of products represents one of the most complete portfolios in the ophthalmic industry and comprises high-quality and technologically advanced products across all major product categories in the surgical and vision care markets. Our Surgical and Vision Care products are used in treating multiple ocular health conditions and offer leading eye care solutions for patients throughout their lives.

Our leadership position across most of our product categories provides us the scale and expertise to enhance our ability to extend our product offering through the launch of new and innovative products and to expand our geographic reach into ophthalmic markets worldwide. Our Surgical business had approximately $5.8 billion in net sales of implantables, consumables and equipment, as well as services and other surgical products, and our Vision Care business had approximately $4.6 billion in net sales of our contact lens and ocular health products, during the year ended December 31, 2025.

Implantables
17%
Ocular Health
17%
Alcon
2025 Sales
$10.3B
Consumables
29%
Contact Lenses
27%
Equipment/other
9%

US $4.7B
45%
Alcon
2025 Sales
$10.3B
International $5.7B
55%

Percentages may not sum to 100% due to rounding.

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
We have 16 state-of-the-art manufacturing facilities that employ our proprietary technologies and know-how. We believe our global footprint, knowledge base in manufacturing, state-of-the-art facilities and capacity planning enable us to handle increased levels of product demand and product complexity. Furthermore, our global manufacturing and supply chain allows us to leverage economies of scale and reduce cost per unit as we ramp up production.
We believe we have made one of the largest commitments to research and development of any surgical and vision care company, with more than 2,100 associates worldwide researching and developing treatments for vision conditions and eye diseases, and have sought innovation from both internal and external sources. In 2025, we invested $990 million in research and development. In addition to our in-house research and development capabilities, we also consider external innovation opportunities and routinely screen for companies developing emerging technologies that we believe could enhance our existing product offerings or develop into innovative new products. We intend to continue to pursue acquisition, licensing and collaboration opportunities as part of our goal of remaining a market leader in innovation.
Our Surgical Business
We hold the number one position in the global surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical business has the most complete line of ophthalmic surgical devices in the industry, creating a "one-stop shop" for our customers that we consider to be a key differentiator for our business. For the year ended December 31, 2025, our Surgical business had $5.8 billion in net sales.
Our Vision Care Business
Our Vision Care business consists of an extensive portfolio of contact lens and ocular health products, aimed at helping consumers See Brilliantly. Our product lines include daily disposable, reusable and color-enhancing contact lenses. We also offer a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. With $4.6 billion in vision care net sales for the year ended December 31, 2025, we aim to continue to innovate across our vision care portfolio to help our patients around the world see brilliantly.
Our Strengths
We have a strong foundation based on robust industry expertise, leading brands and excellence in customer service, backed by more than 75 years of history as a trusted brand. Our strengths include:
•Global leader in highly attractive markets with the most complete brand portfolio. With $10.3 billion in net sales in the year ended December 31, 2025, we are the leader in an attractive eye care market, which is supported by favorable population megatrends and is expected to grow mid-single digits per year from 2025 to 2030. Our Surgical business is the market leader in sales of ophthalmic equipment used in the operating room and is supported by the largest installed base of equipment worldwide, which we use to cross-promote our surgical consumables and IOLs. In our Vision Care business, our extensive portfolio of contact lens and ocular health products includes well-recognized brands such as TOTAL, PRECISION, Systane, Pataday and Opti-Free. We believe our global leadership position and extensive brand portfolio allow us to benefit and build on the robust fundamentals driving growth in our markets.
•Innovation-focused with market leading development capabilities and investment. We believe we have made one of the largest commitments to research and development in the eye care market, with proven research and development capabilities in the areas of optical design, material and surface chemistry, automation and equipment platforms. Currently, we have more than 2,100 individuals dedicated to our research and development efforts, including physicians, doctors of optometry and PhDs. In addition, we actively seek opportunities to collaborate with third parties on advanced technologies to support our eye care business.
•Global scale and reach supported by high-quality manufacturing network. We have an extensive global commercial footprint that provides us with the scale and reach to support future growth, maximize the potential of new launches, enter new geographies efficiently and to take advantage of the large, dynamic and growing surgical and vision care markets. Our commercial footprint, which includes operations in 56 countries, reaches consumers and patients in over 140 countries and territories and is supported by over 4,100 sales force associates, 16 state-of-the-art manufacturing facilities employing our proprietary technologies and know-how and our extensive global regulatory capability. Our extensive sales and distribution network, supported by our market leadership position and focus on innovation and customer experience, enhances our ability to expand our geographic reach and extend our product offerings through the launch of new and innovative products worldwide.
•Outstanding customer relationships and a trusted reputation for customer service, training and education. We believe that maintaining the highest levels of service excellence in our customer experience is a critical success factor in our industry. In our Vision Care business, we regularly meet with eye care practitioners to gain feedback and insights on our products and consumers' needs. We also provide training support at approximately 45 state-of-the-art interactive training centers around the world, as well as through numerous digital and event-based training programs that we provide for practitioners, clinical support staff, students, residents, patients and consumers. In each of our businesses, we have built and maintained our relationships with key participants to establish our trusted reputation in the industry.
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
Our Strategy
Our going-forward strategy builds on five key pillars in order to generate sustainable and profitable growth:
•Maximize near-term portfolio potential by growing key products. In Surgical, we aim to maintain our leadership in the IOL market with the Clareon platform fully rolled out globally, including PanOptix Pro, PanOptix, Vivity and their toric options. We expect that improved diagnostics and new optical designs will help overcome barriers to ATIOL adoption and expand the patient-pay market. We will continue investing in next-generation presbyopia-correcting lenses, launch our new operating room ecosystem (UNITY VCS) and develop advanced office diagnostic equipment (UNITY Dx) to enable seamless integration between the clinic and the OR. We also plan to grow our glaucoma portfolio through the Hydrus microstent and Voyager DSLT. In Vision Care, we will strengthen our leadership across categories through increased eye care professional and consumer education and ongoing product innovation. We aim to expand our position in the daily disposables market with our DAILIES TOTAL1 and PRECISION1 family of products, and trade patients up to premium reusable lenses with our TOTAL30 and PRECISION7 family of products, both of which are designed for comfort and visual performance. We are advancing presbyopia solutions with new lens designs to improve vision and comfort, reduce chair time and increase adoption—unlocking a potential $5 billion market. Additionally, we expect to grow the dry eye segment with our Systane portfolio and newly launched TRYPTYR and boost allergy relief with Pataday, addressing significant unmet needs and market opportunities.
•Accelerate innovation and deliver the next wave of technologies. We are committed to driving innovation to remain a market leader in ophthalmic research and development. In Surgical, our R&D focuses on expanding the ATIOL portfolio to optimize vision restoration and reduce variability in outcomes through advanced optics, adjustable materials and accommodating lenses. We are also progressing next‑generation technologies to support cataract, vitreoretinal and laser-refractive surgery and to improve our visualization solutions. In Vision Care, we are advancing new contact lens materials, coatings and designs to enhance visual performance, extend product lines and improve comfort. We are also developing products to expand our portfolio in dry eye diagnostics and treatment, presbyopia solutions and overall ocular health. Finally, we will continue to complement internal innovation with strategic BD&L opportunities, partnering with leading academic institutions and early-stage companies.
•Capture opportunities to expand markets and pursue adjacencies. We see significant growth potential in underpenetrated markets for both premium surgical devices, such as ATIOLs, and our Vision Care portfolio. To drive adoption, we will continue investing in promotion and customer education globally. In emerging markets, rising affluence, better technology access and increased patient awareness are expected to accelerate uptake. We have expanded our Surgical glaucoma portfolio with the addition of Voyager DSLT and re-entered the ophthalmic pharmaceutical space via acquisitions like Aerie Pharmaceuticals, adding commercialized products (Rocklatan,

Rhopressa) and a strong pipeline, including TRYPTYR (FDA-approved and launched in 2025). This transaction also strengthened our pharmaceutical R&D capabilities. Beyond these areas, we see opportunities to grow in adjacent categories—such as pharmaceuticals, office-based diagnostics, surgical visualization and consumer-driven ocular health—through internal development and strategic M&A. Our global footprint and eye care expertise position us to attract and retain new customers in these segments.
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
Cornea Conditions
The cornea is the transparent, dome-shaped surface that covers the front of the eye and plays a critical role in focusing light onto the retina. A variety of conditions can affect the cornea, some of which require surgical intervention or specialized products. Common corneal conditions include:
•Keratoconus – A progressive thinning and bulging of the cornea into a cone-like shape, causing distorted vision. Advanced cases may require corneal cross-linking or corneal transplantation.
•Corneal Dystrophies – A group of inherited disorders characterized by abnormal deposits in the cornea, such as Fuchs’ endothelial dystrophy, which can lead to corneal swelling and vision loss.
•Corneal Edema – Swelling of the cornea due to fluid buildup, often resulting from endothelial cell dysfunction or prior eye surgery.
•Corneal Ulcers and Keratitis – Open sores or inflammation of the cornea, frequently caused by infection or trauma. Severe cases may require surgical intervention to prevent vision loss.
•Pterygium – A benign growth of tissue extending from the conjunctiva onto the cornea, often linked to UV exposure. Surgical removal may be necessary if vision is impaired.

Surgical treatments for corneal conditions range from minimally invasive procedures, such as corneal cross-linking, to full-thickness corneal transplantation. Advances in lamellar techniques, such as Descemet’s Stripping Endothelial Keratoplasty (DSEK) and Descemet Membrane Endothelial Keratoplasty (DMEK), have improved outcomes by replacing only the diseased layers of the cornea rather than the entire tissue.
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
Dry Eye Disease
Dry eye disease is a ubiquitous, complex and multifactorial condition, and its effect on patients ranges from intermittent and irritating discomfort to a serious, chronic, progressive and irreversible vision-threatening disorder. The incidence of dry eyes rises with age, and longer life spans and aging populations throughout the world are key contributors to increased demand for treatment. Evolving patterns of work and play also contribute to increased demand for treatment, as more people spend significant amounts of time working on computers and other digital devices. Wealthier, professional and urban population segments are expanding in rapidly emerging economies and other developing nations, and these populations have greater access to health care and more resources with which to acquire treatment. In addition, more sophisticated diagnostic tools and a greater variety of dry eye products and treatments, such as artificial tear products and pharmaceuticals, are offering improved effectiveness and greater relief as they simultaneously stimulate demand.
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
Surgical
We hold the number one position in the global ophthalmic surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our Surgical portfolio includes equipment, instrumentation and diagnostics, IOLs and other implantables and a broad line of consumables, including viscoelastics, surgical solutions, incisional instruments, surgical custom packs and other products. For the year ended December 31, 2025, net sales for our implantables, consumables and equipment and other surgical products were $1.8 billion, $3.0 billion and $0.9 billion, respectively.
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
Our Installed Base and Portfolio
Our strong installed base of equipment and deep clinician relationships drive sales of our IOLs and consumables. We differentiate ourselves through the quality and breadth of our portfolio, offering a “one-stop-shop” solution that combines reliability, accessibility and innovation. Our Cataract Suite supports every stage of the surgical workflow—from clinical planning to cataract removal and post-operative optimization.
Cataract Surgical Platforms
Since 2013, we have sold Centurion, our cataract surgery vision system, in most major markets. Centurion features Active Fluidics technology, which helps maintain anterior chamber stability by allowing surgeons to set and maintain target intraocular pressure (IOP) during cataract removal, delivering greater intraoperative control.
In late 2025, we introduced Unity CS, the latest evolution of our cataract surgical platform. Unity CS integrates 4D Phaco technology, enabling phacoemulsification that is twice as fast and uses 40% less energy, improving efficiency during lens removal. The system also streamlines workflows for faster setup, teardown and intraoperative adjustments, helping surgeons increase operating room throughput and procedural efficiency. Unity CS reflects our commitment to advancing cataract surgery with solutions that meet the evolving needs of surgeons.
We also offer the LenSx Laser System in select major markets. LenSx was the first femtosecond laser cleared by the FDA for cataract surgery. It can perform critical steps generally handled manually by a surgeon—such as corneal incisions, capsulorhexis creation and lens fragmentation—with image-guided precision.
Visualization Systems
Our NGENUITY 3D visualization system enhances surgical visualization with a high-dynamic 3D camera, advanced image optimization, surgeon polarizing glasses and an ultra-high-definition 4K OLED 3D display for improved depth perception. We also offer the LuxOR ophthalmic microscope with proprietary ILLUMIN-i technology, which provides an expanded illumination field and a six-times larger, highly stable red reflex zone.

Biometry
The ARGOS biometer integrates swept-source OCT (SS-OCT) technology with image-guided planning and intraoperative guidance. It simplifies workflows and connects seamlessly with our cataract refractive suite, ensuring precision at every stage.
Planning Solutions
We offer a suite of technologies that enhance surgical planning, guidance and connectivity throughout the cataract workflow.
▪Verion: Our Verion reference unit and digital marker provide advanced planning, imaging and guidance tools to improve accuracy and efficiency. These solutions help surgeons align IOLs precisely and streamline pre-operative and intraoperative steps.
▪ORA: Complementing Verion, the ORA System delivers real-time intraoperative measurements to optimize IOL placement—such as aligning toric lenses to the astigmatism axis—and supports post-operative analysis for continuous outcome improvement.
▪SMARTCataract: Part of our SMART Solutions digital health platform, SMARTCataract enables remote surgical planning and automates data transfer from diagnostic devices to OR equipment. This reduces manual data entry and saves valuable time.
▪ADI: Our cloud-based platform, ADI, connects clinics and surgery centers to streamline workflows. It integrates patient data transfer, inventory management and online ordering, reducing administrative tasks and improving efficiency. ADI also supports real-time connectivity with our devices, including Unity CS, Centurion and Verion, delivering complete, connected care across the surgical process.
Our innovative glaucoma surgery solutions address critical unmet needs in managing this progressive and potentially blinding disease—covering the full continuum from mild to severe glaucoma.
•Voyager Laser System (DSLT): Developed from our acquisition of BELKIN Vision’s Eagle Direct Selective Laser Trabeculoplasty technology, this system offers a non-invasive, incision-free first-line treatment for glaucoma. It enables fast, single-application procedures that broaden access to effective care and reduce the burden on healthcare systems.
•Hydrus Microstent (MIGS): A minimally invasive glaucoma surgery device indicated for use in conjunction with cataract surgery to reduce intraocular pressure (IOP) in adult patients with mild to moderate primary open-angle glaucoma (POAG). It is designed to lower intraocular pressure by enhancing the eye’s natural outflow pathway via implantation into Schlemm’s canal. Hydrus is approved and marketed in several major markets, including the US.
•EX-PRESS Glaucoma Filtration Device: A surgical solution for refractory glaucoma, functioning similarly to a trabeculectomy by shunting aqueous humor from the anterior chamber to a subconjunctival reservoir. Unlike traditional trabeculectomy, EX-PRESS does not require removal of scleral or iris tissue, offering a less invasive option for complex cases. This device is approved and marketed in the US, Europe, Canada, Australia, China and other markets.
Together, these technologies reflect Alcon’s commitment to treating the whole paradigm of glaucoma—from early intervention to advanced disease management—through surgeon-focused solutions and patient-centric care.

An IOL is a tiny, artificial lens for the eye, which replaces the eye's natural lens that is removed during cataract surgery. Our IOL portfolio reflects a strong legacy of innovation, offering a comprehensive range of solutions tailored to diverse patient needs. Our optics portfolio includes:
▪Monofocal IOLs: Deliver sharp vision at a single distance, addressing basic visual correction needs;
▪Toric IOLs: Correct preexisting astigmatism, enhancing visual outcomes for patients with this common condition; and
▪Presbyopia-Correcting IOLs (PCIOLs): Includes advanced trifocal lenses like Clareon PanOptix, which provide seamless near, intermediate and distance vision, Clareon Vivity, our extended depth of focus (EDOF) IOL that balances a broader range of vision with a visual disturbance profile comparable to a monofocal lens and our next generation lens, PanOptix Pro, which provides more uninterrupted light distribution across the full visual range and is designed for better image contrast.
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
To provide convenience, efficiency and value for ophthalmic surgeons, Alcon offers Custom Pak surgical procedure packs for use in ophthalmic surgery. Unlike conventional surgical procedure packs, our Custom Paks allow individual surgeons to customize the products included in their pack, which results in less waste in the environment. Our Custom Paks include both our single-use products as well as third-party items not manufactured by Alcon. We believe that our Custom Pak offering allows ophthalmic surgeons to improve their efficiency in the operating room, while avoiding the complexity and cost of having to kit surgical items for each respective procedure. We offer more than 10,000 configurations of our Custom Paks globally.

Our vitreoretinal surgical portfolio is among the most comprehensive in the industry, supporting procedures for the back of the eye in nearly every market where we operate.
For vitrectomy procedures, we have marketed the Constellation Vision System globally since 2008. In the second quarter of 2025, we introduced UNITY VCS, the next-generation platform replacing Constellation. Unity VCS integrates Hypervit 30K technology, delivering 1.5x faster vitreous cutting rates to reduce surgical time while maintaining precision and control. Like its predecessor, UNITY VCS is designed to streamline workflows and enhance efficiency across the surgical process, reflecting our commitment to innovation and improved patient outcomes.
Beyond our surgical platforms, we offer a full line of vitreoretinal products, including:
•Procedure packs, lasers and handheld microsurgical instruments;
•Grieshaber and MIVS disposable retinal surgery instruments;
•Scissors, forceps and micro-instruments in multiple gauge sizes; and
•Medical-grade vitreous tamponades for replacing vitreous humor during retinal procedures
We continue to advance our portfolio with smaller gauge instruments (27+) and higher-speed vitrectomy probes. For example, our Hypervit probes, operating at 20,000 cuts per minute (cpm), help minimize traction that can cause iatrogenic tears and post-operative complications.
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
Vision Care
Our Vision Care portfolio comprises daily disposable, reusable and color-enhancing contact lenses, cell therapies to treat ocular diseases and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. For the year ended December 31, 2025, net sales of our contact lens and ocular health products were $2.8 billion and $1.8 billion, respectively.
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
Alcon is the second-largest company in the branded contact lens market by 2025 market share and the leading manufacturer of daily disposable silicone hydrogel (SiHy) lenses in the US. This leadership is driven by our core brands: TOTAL, PRECISION1, DAILIES AquaComfort PLUS and Air Optix.
TOTAL
Our TOTAL lenses feature water gradient technology that reduces end-of-day dryness by achieving nearly 100% water content at the lens surface. Positioned as a super-premium offering, the line includes:
•DAILIES TOTAL1: The first and only water gradient daily disposable lens.
•DAILIES TOTAL1 multifocal: Our multifocal version supports growth in the presbyopia segment, which we believe represents a multibillion-dollar opportunity.
•TOTAL30: A premium reusable (30 day) lens to encourage trade-up to next-generation technology.
•TOTAL30 toric and multifocal: We introduced toric and multifocal versions of TOTAL30 in 2023, and we expect to launch a TOTAL30 multifocal toric version to complete the family.
PRECISION
Our PRECISION line of lenses is our mainstream disposable SiHy lens, priced between our super-premium DAILIES TOTAL1 and value-focused DAILIES AquaComfort PLUS. It offers precise vision, dependable comfort and easy handling.
▪PRECISION1: Our mid-priced daily disposable silicone hydrogel (SiHy) lens.
▪PRECISION1 for Astigmatism: After launching PRECISION1 spherical lenses, we introduced a toric version featuring the PRECISION BALANCE 8|4 design for stability. Studies show 47% of patients need astigmatism correction, but fewer than 15% wear toric lenses—creating significant growth potential.
▪PRECISION7: Our newly launched, first weekly replacement lens, featuring the ActivFlo re-wetting system for clear vision and comfort. We believe a 7-day replacement schedule will be easier to remember than a two-week schedule.
▪PRECISION7 for Astigmatism: We launched Precision7 for Astigmatism with the launch of the sphere modality. This lens benefits from the same proprietary PRECISION BALANCE 8|4 design for lens stability.
DAILIES AquaComfort PLUS
Our most affordable daily disposable lens, available in monofocal, toric and multifocal options. It releases moisture with every blink for reliable comfort—ideal for value-conscious wearers seeking simplicity.
Air Optix
Our monthly replacement line includes SiHy lenses in monofocal, toric and multifocal options, plus Air Optix Colors and Air Optix plus HydraGlyde. HydraGlyde combines SmartShield technology and a moisture matrix for deposit protection and lasting hydration.
We continue to see growth in our contact lens portfolio from:
•Trade-up to premium lenses;
•Expansion of toric and multifocal offerings; and
•Increased penetration in emerging markets.

Our ocular health portfolio includes leading brands such as:
•Systane – artificial tears and dry eye products
•Pataday – eye allergy relief drops
•Opti-Free and Clear Care – multi-purpose and hydrogen peroxide disinfecting solutions
Leadership in Dry Eye Care
Alcon is a global leader in artificial tears, driven by a focus on product performance and innovation under the Systane brand. The Systane portfolio offers a full range of solutions for temporary relief of burning and irritation caused by dry eye, including options for daily and nighttime use and for contact lens-related discomfort.
Demand for preservative-free eye drops continues to grow. Our multi-dose preservative-free (MDPF) products, Systane Ultra, Systane Hydration and Systane Complete, deliver effective relief without preservatives, meeting a key need for eye care professionals. In 2025, we launched Systane Pro, a new formulation combining nano-lipids from Systane Complete with hyaluronic acid (HA) to address more severe dry eye symptoms. It is the first Systane product to feature both HA and lipids, offering comprehensive relief for all types of dry eye.
Allergy Relief
Previously prescription-only, the Pataday family became available over the counter in the US in 2020. These products—Pataday Twice Daily Relief, Pataday Once Daily Relief and Pataday Once Daily Extra Strength—contain olopatadine, the number 1 doctor-prescribed ingredient for eye allergy relief.
Ophthalmic Pharmaceuticals
In 2021, we began expanding in the ophthalmic pharmaceutical space by acquiring the exclusive US commercialization rights to Simbrinza, indicated for reducing elevated intraocular pressure (IOP) in patients with open-angle glaucoma or ocular hypertension. Then, in 2022, we expanded further by acquiring Eysuvis (short-term treatment of dry eye disease) and Inveltys (post-operative inflammation and pain treatment) followed by the acquisition of Aerie Pharmaceuticals, Inc. The Aerie acquisition included two commercialized products: Rhopressa, a Rho kinase inhibitor for open-angle glaucoma and ocular hypertension, and Rocklatan, a fixed-dose combination of latanoprost and netarsudil.
In 2025, we launched TRYPTYR (acoltremon ophthalmic solution) 0.003%, a next-generation therapy for dry eye disease that is a first-in-class TRPM8 receptor agonist for the treatment of the signs and symptoms of Dry Eye Disease (DED) that rapidly stimulates natural tear production as early as Day 1. TRYPTYR is designed to address both the inflammatory and neuropathic components of dry eye, offering a differentiated mechanism of action compared to traditional lubricants or corticosteroids. It works by modulating ocular surface inflammation while targeting neural pathways associated with ocular discomfort, providing potentially faster relief for patients. TRYPTYR represents a significant step forward in our commitment to advancing dry eye care through science-driven innovation.
Contact Lens Care
Alcon is also a market leader in contact lens care, offering:
•Opti-Free PureMoist – multi-purpose disinfecting solution
•Clear Care and AOSEPT PLUS – hydrogen peroxide disinfecting solutions
These products remove harmful microorganisms from contact lenses and include rewetting drops to improve comfort. Our contact lens care business benefits from strong synergies with our contact lens portfolio.
Additional Ocular Health Products
Our portfolio also includes:

•Tears Naturale and Genteal – artificial tears and dry eye products
•Naphcon-A and Zaditor – allergy relief drops
•ICAPS and Vitalux – ocular health vitamins
Principal Markets
Alcon serves consumers and patients in over 140 countries and territories worldwide. The US is our largest market with 45% of our net sales in 2025. See Note 4 to the Consolidated Financial Statements for net sales by segment and geography for each of the last three fiscal years. US sales of the vast majority of our products are not subject to material changes in seasonal demand; however, sales of certain of our vision care products, including those for allergies and dry eye, are subject to seasonal variation. In addition, sales of our surgical equipment are also subject to variation based on hospital or clinic purchasing cycles.
Research and Development
Innovation drives every aspect of our business as we strive to deliver new, best-in-class products for customers and patients. From early-stage discovery to clinical deployment, our global research and development (R&D) capabilities span clinical research, optical design, material and surface chemistry, software development, automation and equipment platform engineering.
We invested approximately $990 million, $876 million and $828 million in research and development in 2025, 2024 and 2023, respectively. Our research and development organization employs more than 2,100 individuals, including physicians, optometrists and PhDs, who bring extensive experience in ophthalmology and product development.
Supporting Innovation and Product Development
To accelerate R&D and drive efficiency, we have launched our Product Development Productivity initiative to streamline processes, integrate digital tools and remove barriers across the product life cycle. These improvements are expected to shorten development cycles and make launches more predictable.
Our R&D center in Bengaluru, India, continues to grow as a strategic hub and is now home to more than 400 associates, spanning six sub-functions and 70+ specialized capabilities. Expanding expertise in artificial intelligence (AI), machine learning, chip design and data annotation is enabling better insights, faster development and enterprise-wide digital transformation. Since opening in 2024, our Fort Worth research clinic also continues to advance new studies that support clinical validation for emerging therapies and technologies.
We regularly review and refine our operating model to optimize efficiency and productivity. Across our Surgical and Vision Care pipelines, we have more than 84 pipeline projects in process as of December 31, 2025, including 56 that have achieved positive proof of concept or are undergoing regulatory review. In addition to our in-house research and development capabilities, as part of our efforts to pursue strategic research and development partnerships with third parties, our dedicated BD&L team completed 21 BD&L transactions in 2025.
Key Achievements in 2025
In 2025, we expanded into new therapeutic areas, including regenerative medicines, digital diagnostics and precision laser technology. This momentum is reflected in several major product launches and strategic acquisitions that have broadened our capabilities and reinforced our leadership across ophthalmology.
Among this year’s milestones:
•Clareon PanOptix Pro IOL: The first US launch featuring ENLIGHTEN NXT technology, which is designed to maximize light utilization and minimize scatter, delivering uninterrupted light distribution across the full visual range.
•UNITY Vitreoretinal Cataract System (VCS) and UNITY Cataract System (CS): Next-generation surgical systems designed to enhance cataract and vitreoretinal procedures with first-to-market innovations like UNITY 4D Phaco, HYPERVIT 30K, and the UNITY Intelligent Fluidics system.
•TRYPTYR (acoltremon ophthalmic solution): A first-in-class prescription treatment for dry eye disease that achieved statistically significant tear production improvements (p < 0.0001), addressing a major unmet clinical need.
•Voyager DSLT: The only Direct Selective Laser Trabeculoplasty device for glaucoma and ocular hypertension, designed to improve access and adoption for first-line laser treatment.

•SYSTANE PRO PF: A triple-action, long-lasting and preservative-free dry eye solution that advances patient comfort and ocular surface health.
We also expanded the reach of WaveLight Plus, the world’s first fully personalized LASIK treatment, to the US and Canada. Using ray tracing to create a “digital eye twin,” this technology allows ophthalmologists to customize procedures to each eye’s optical fingerprint. Clinical results have been exceptional: 100% of myopic eyes achieved 20/20 vision at three months post-procedure, 89% reached 20/16 and 50% achieved 20/12.5. These outcomes redefine the frontier of refractive surgery.
Together, these advances reflect a sharper innovation focus: combining AI-driven analytics, regenerative science and next-gen device engineering to deliver transformative solutions for surgeons and patients alike.
Acquisitions and Strategic Partnerships
In addition to R&D, we completed certain strategic acquisitions that have extended our reach across vision correction, diagnostics, surgical technology, regenerative medicine and retinal therapy.
As a global leader, we are committed to supporting an ecosystem of disruptive and incremental innovation from internal and external sources. The Alcon Seed Fund (ASF) drives innovation in eye care by identifying and investing in early- and mid-stage technologies positioned to advance ophthalmology. In 2025, ASF partnered with the Association for Research in Vision and Ophthalmology to support the Eye Pitch Live event, which gives entrepreneurs the opportunity to compete for up to $1 million in investment, helping to accelerate disruptive ideas in therapeutic and diagnostic solutions. ASF’s scouting and technology evaluation efforts spanned hundreds of innovative opportunities.
In total, ASF invested in 16 projects in 2025, bringing the active portfolio to 25 engagements. These efforts underscore ASF’s role in Alcon’s innovation strategy, providing early access to transformative technologies and fostering partnerships that can shape the future of eye care.
Advancing Vision Science
We also advanced scientific collaboration in 2025 through the Alcon Research Institute (ARI), one of the world’s largest corporate-funded vision research organizations. This year, ARI’s annual scientific meeting, the Steven M. Podos Colloquium, convened global vision leaders under the theme “Next Generation Gene Therapy Strategies,” continuing its tradition of awarding approximately $1 million in grants to senior investigators, young scientists and clinicians.
Marketing and Sales
Alcon conducts sales and marketing activities throughout the world. During the year ended December 31, 2025, 45% of our sales were in the US. We are present in every significant market in the world where ophthalmology and optometry are practiced, with operations in 56 countries supported by over 4,100 associates dedicated to direct sales and with products sold in over 140 countries and territories.
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
In each of our markets, we rely on our strong relationships with ECPs to attract and retain customers. We engage healthcare professionals to serve as clinical consultants, to participate on advisory boards and to conduct presentations regarding our products. In addition, we have established or sponsor several long-standing programs that provide training and education to eye care professionals, including providing training support at approximately 45 state-of-the-art interactive training centers around the world. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists.
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
While we market all of our products by calling on medical professionals, direct customers and distribution methods differ across our business lines. Surgical products are sold directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the US where we do not have local operations or a scientific office. In many countries, contact lenses are available only by prescription. Our contact lenses can be purchased from eye care professionals, optical chains and large retailers, subject to country regulation. Our ocular health products can be found in major drugstores, pharmacies, food stores and mass merchandising and optical retail chains globally, with access subject to country regulations, including free-sale, pharmacy-only and prescription regulations. No single customer accounted for more than 10% of our global sales in 2025.
Manufacturing, Quality and Supplies
Manufacturing
We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either our Surgical or Vision Care product offerings. As of December 2025, we employed approximately 4,800 people to manufacture surgical products at nine facilities in the US, Belgium, Switzerland, Indonesia, Ireland and Germany and approximately 4,400 people to manufacture Vision Care products at seven facilities in the US, Germany, Singapore and Malaysia. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices as well as the different technical skills required of associates in these manufacturing environments. All of our manufacturing plants are ISO 13485:2016 and ISO 14001:2015 certified. Currently, we manufacture approximately 90% of our products internally and rely on third-party manufacturers for a limited number of products.
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
Intellectual Property
We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, designs, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, designs, trade secrets and other intellectual property directly related and important to our businesses. As of December 31, 2025, we owned or had rights to approximately 2,650 patent families.
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
Product Approval and Monitoring
Most of our products are regulated as medical devices in the US and the EU. These jurisdictions each use a risk-based classification system to determine the type of information that must be provided to the local regulatory bodies in order to obtain the right to market a product. In the US, the FDA classifies devices into three classes: Class I (low risk), Class II (moderate risk) and Class III (high risk). Many of our devices are Class II or III devices that require premarket review by the FDA. The primary pathway for our Class II devices is FDA clearance of a premarket notification under section 510(k) of the FDCA. With a 510(k) submission, the manufacturer must submit a notification to the FDA that includes performance data that establish that the product is substantially equivalent to a "predicate device", which is typically another Class II previously-cleared device. Our Class III devices require FDA approval of a Premarket Approval application. With a Premarket Approval application, the manufacturer must submit extensive supporting evidence, including clinical data, sufficient to demonstrate a reasonable assurance that the device is safe and effective for its intended use. With respect to our drug products in development or currently marketed, approval by the FDA is generally required to market those products in the US. To receive such approval, the FDA requires extensive clinical trials to demonstrate safety and effectiveness and evidence that our manufacturing processes comply with current Good Manufacturing Practices. Following approval we must have systems in place to continuously monitor the safety of distributed dug products and confirm compliance with the Drug Supply Chain Security Act.
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
Price Controls
The prices of our medical devices and drugs that require prescriptions or are reimbursed through payments to providers for services using our devices or drugs are subject to reimbursement programs and price control mechanisms that vary from country to country. Due to an evolving policy environment and governmental budget constraints, we expect these programs and mechanisms to remain robust and to potentially even be strengthened or expanded. As a result, such programs and mechanisms could have a negative influence on the prices we are able to charge for our products, particularly those used in cataract, vitreoretinal and glaucoma surgeries.
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
Health Care Fraud and Abuse; Anti-Bribery
We are subject to health care fraud and abuse and anti-bribery laws and regulations in the US and around the world, including state and federal anti-kickback, anti-self-referral and false claims laws in the US. In addition, the FCPA is increasingly used to prosecute relationships between US companies and healthcare providers outside of the US. These laws are complex and subject to evolving interpretation by government agencies and courts. For example, in the US, relationships between manufacturers of products paid for by federal and state healthcare programs and healthcare professionals are regulated by a series of federal and state laws and regulations, such as the Federal Anti-Kickback Statute (and similar US state laws), that restrict the types of permissible financial relationships with referral sources. In addition, transparency and disclosure requirements, such as the US Physician Payments Sunshine Act (Open Payments Program), mandate public reporting of transfers of value to healthcare professionals, increasing compliance and reputational risks. In the US, the False Claims Act permits private litigants to pursue lawsuits that can trigger government investigations and result in substantial financial fines and penalties to the defendant, as well as payment of significant financial rewards to the successful private litigants. Whistleblower protections and incentives further heighten the likelihood of investigations and enforcement actions. As discussed in "Item 4.B. Business Overview—Marketing and Sales", we engage in marketing activities targeted at healthcare professionals, which include among others the provision of training programs. If one or more of these activities were found to be in violation of fraud and abuse laws, anti-bribery laws and regulations or any other law or governmental regulation, or there are changes to the interpretation of these laws, we could be subject to, among other things, civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Violations of these laws may also result in corporate integrity agreements, deferred prosecution arrangements or other settlement mechanisms that impose ongoing monitoring and compliance obligations.
Data Privacy and Cybersecurity
We are subject to certain data privacy and security laws and regulations that continue to evolve, including Swiss privacy laws, the EU GDPR, US HIPAA and state laws, including the CCPA, with respect to some of our products, services and business operations. For example, the GDPR and HIPAA contain enhanced financial and other penalties for noncompliance. The US Federal Trade Commission and state Attorneys General are actively enforcing in the data privacy and cybersecurity space under existing consumer protection laws and newer privacy laws such as the CCPA and FTC Breach Notification Rule. The FDA has also issued further guidance concerning cybersecurity for medical devices.
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
Major Facilities
The following table sets forth our most significant production and research and development facilities:

Location	Size of Site (in m2)	Major Activity
Fort Worth, Texas	315,200	Production, research and development for Surgical and Vision Care businesses
Grosswallstadt, Germany	97,720	Production, research and development for Vision Care business
Singapore	93,134	Production for Vision Care business
Johns Creek, Georgia	85,166	Production, research and development for Vision Care business
Johor, Malaysia	43,900	Production for Vision Care business
Irvine, California	40,900	Production, research and development for Surgical business
Houston, Texas	37,400	Production for Surgical business
Huntington, West Virginia	36,158	Production for Surgical business
Batam, Indonesia	35,000	Production for Surgical business
Sinking Spring, Pennsylvania	21,800	Production for Surgical business
Cork, Ireland	16,300	Production, research and development for Surgical business
Erlangen/Pressath/Teltow, Germany	10,700	Production, research and development for Surgical business
Puurs, Belgium	8,000	Production for Surgical business
Schaffhausen, Switzerland	5,630	Production, research and development for Surgical business
Durham, North Carolina	4,200	Research and development for Vision Care business
In August 2021, we launched an expansion project of our Grosswallstadt, Germany facility to add three additional contact lens production lines for an anticipated cost of $162 million. Through December 31, 2025, the total amount paid and committed was approximately $149 million. We expect to complete the project by 2027.
In April 2021, we launched a further expansion of our Singapore facility to add four additional production lines for contact lenses. This project was completed in September 2024. The total amount paid was $189 million. We approved a further expansion in late 2021 to add three additional production lines and a new building for an expected cost of $314 million. Through December 31, 2025, the total amount paid and committed for this additional expansion was approximately $302 million. We expect to complete this expansion in 2027. In late 2023, we commenced an additional expansion to the Singapore facility to add three additional production lines for an expected cost of $157 million. Through December 31, 2025, the total amount paid and committed for this additional expansion was approximately $28 million. We expect to complete this project in 2030.
In 2021, we launched an expansion of our Johns Creek, Georgia facility to add two more production lines for contact lenses for $148 million. Through December 31, 2025, the total amount paid and committed was approximately $138 million. We expect to complete the project by 2028. Also, in late 2021, we approved an additional expansion to add one more production line for contact lenses. This additional expansion is expected to cost approximately $73 million and be completed by 2029. Through December 31, 2025, the total amount paid and committed was approximately $58 million.
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
Each year, we publish on our website a Social Impact and Sustainability Report that provides additional details regarding our environmental sustainability strategy and highlights the steps we plan to undertake. The information contained on or in connected to our website is not a part of this annual report.
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
Overview
Alcon researches, develops, manufactures, distributes and sells a full suite of eye care products within two segments: Surgical and Vision Care. The Surgical segment is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery, and includes implantables, consumables and surgical equipment required for these procedures. The Vision Care segment comprises daily disposable, reusable and color-enhancing contact lenses, cell therapies to treat ocular diseases and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers.
We are dedicated to providing innovative products that enhance quality of life by helping people See Brilliantly. Our strong foundation is based on our longstanding success as a trusted brand, our legacy of industry firsts and advancements, our leading positions in the markets in which we compete and our continued commitment to substantial investment in innovation. With more than 75 years of history in the ophthalmic industry, we believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide. We employ over 25,000 associates operating in 56 countries and serving consumers and patients in over 140 countries and territories.
In 2025, Alcon's net sales amounted to $10.3 billion. The United States accounted for $4.7 billion, or 45%, of total net sales, Japan accounted for $0.6 billion, or 6%, of total net sales, China accounted for $0.6 billion, or 6%, of total net sales, Switzerland accounted for $71 million, or 1%, of total net sales, and the rest of the world accounted for the remaining $4.4 billion of total net sales.
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
The OECD has published Global Anti-Base Erosion ("GloBE") Model Rules, which include a minimum 15% tax rate by jurisdiction ("Pillar Two"). Various countries have enacted or intend to enact tax legislation to comply with Pillar Two rules. Alcon is within the scope of the OECD’s Pillar Two, which has implications for Alcon’s financial results starting January 1, 2024 onward.
Of the countries that have enacted, or will be enacting Pillar Two legislation, we expect Switzerland to be the most impactful to Alcon. In December 2023, the Swiss government decided to partially implement Pillar Two by introducing a Qualified Domestic Minimum Top-up Tax (“QDMTT”) to reach the required taxation level of 15% on Pillar Two qualifying profits earned by companies domiciled in Switzerland effective from January 1, 2024. This QDMTT will not be applied to the Pillar Two qualifying profits earned by subsidiaries domiciled in tax jurisdictions outside of Switzerland. The implementation timing and specific provisions of any further Pillar Two tax regulations in Switzerland remain subject to further assessments at both the Federal and Cantonal levels. In September 2024, the Swiss government introduced the Income Inclusion Rule ("IIR") effective beginning January 1, 2025. Under the IIR, Switzerland will tax the Pillar Two-qualifying profit of foreign subsidiaries in case and to the extent the taxation in those countries does not reach the required taxation level of 15%. On January 15, 2025, the OECD issued administrative guidance related to the treatment of certain deferred taxes to streamline the administration of Pillar Two. This administrative guidance did not impact Alcon's 2025 Consolidated Financial Statements.
For the years ended December 31, 2025 and 2024, we have applied the IASB amendment to IAS 12, Income Taxes, which provides a mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two. Further, Alcon's effective tax rates in the relevant jurisdictions met the minimum 15% taxation level in the current year. We do not expect Pillar Two to have a material impact to the effective tax rate. We are continuing to follow Pillar Two legislative developments to evaluate the potential future impact on our consolidated results of operations, financial position and cash flows.
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
Segment description
Alcon has two identified reportable segments: Surgical and Vision Care. Both segments are supported by Research and Development and Manufacturing and Technical Operations, whose results are incorporated into the respective segment contribution. Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition and divestment related items, product discontinuation costs, fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, fair value remeasurements of investments in associated companies, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment. See Note 4 to the Consolidated Financial Statements.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon. Alcon also provides services, training, education and technical support for the Surgical business. In 2025, the Surgical segment accounted for $5.8 billion, or 56%, of Alcon net sales, and contributed $1.5 billion, or 60%, of Alcon operating income (excluding unallocated income and expenses).
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses, cell therapies to treat ocular diseases and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. Alcon also provides services, training, education and technical support for the Vision Care business. In 2025, the

Vision Care segment accounted for $4.6 billion, or 44%, of Alcon net sales, and contributed $981 million, or 40%, of Alcon operating income (excluding unallocated income and expenses).
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
The surgical market in which we operate includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training, and is projected to grow approximately 4-6% on average per year from 2025 to 2030. Growth drivers in the surgical market include: global growth of cataract and vitreoretinal procedures, driven by an aging population; a growing role of generative artificial intelligence and digital transformation; continued adoption of premium patient-pay technologies; increased adoption of advanced technologies; and eye disease as a comorbidity linked to the global prevalence of diabetes.
The vision care market in which we operate is comprised of products designed for ocular care and consumer use, and is projected to grow approximately 4-5% on average per year from 2025 to 2030. Growth drivers in the vision care market include: better contact lens material, improved health and comfort and enhanced visual acuity; an expansion in the contact lens market driven by advancements in specialty lenses; a significant worldwide population who suffer from a combination of dry eye symptoms and signs as well as those who are at risk; global growth in primary open-angle glaucoma, driven by an aging population; growing access and consumption of vision care products in emerging markets; and increasing consumer access through the expansion of distribution models.
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
Our financial results are affected to varying degrees by internal and external factors. For example, because of our heavy dependence on information technology systems, cybersecurity breaches or other disruptions of our information technology systems, our inability to comply with data privacy, identity protection or information security laws, particularly with the increased use of AI, our migration to cloud platforms, governance gaps caused by the rapid adoption of AI-driven tools, or our inability to effectively manage the risks associated with the ethical use of disruptive technologies would significantly impact our business. Given our global operations, our compliance with anti-corruption laws is of heightened significance to our business. Litigation risk, including intellectual property and product liability lawsuits, and government investigations are additional risks our business faces.
The effect of a disruption in our global supply chain, including the effect of tariffs, or important facilities or supply constraints would further impact our business. We also may be adversely affected by our inability to accurately forecast demand and manage our inventory levels and the changing buying patterns by our large distributor and retail customers. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence. In addition, for certain materials, components and services, we rely on sole or limited sources of supply. Our customer relations could be negatively impacted by the loss of our significant suppliers or the inability of any such supplier to meet certain specifications or delivery schedules. Similar, but not identical risks, apply to us when we operate as a third party contract manufacturer.
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
Moreover, our ability to grow depends on the commercial success of our products and our ability to maintain our position in the highly competitive markets in which we operate. Our ability to grow also depends on the success of our research and development efforts and BD&L activities in bringing new products to market, as well as the commercial acceptance of our products. We continue to invest in early-stage companies with unproven technologies that may never achieve market acceptance. Even if we identify a strategic acquisition, we may be unable to successfully complete or integrate the acquisition. We have incurred debt that we must continue to service, and we may need additional financing in debt or equity.
Even if we protect our intellectual property to the fullest extent permitted by applicable law, competitors may market products that compete with our products. Increased pricing pressure in the healthcare industry in general, including changes in third party payor coverage and reimbursement methodologies, as well as industry consolidation could also impact our ability to generate returns and invest for the future. Product recalls or voluntary market withdrawals in connection with defects or unanticipated use of our products could also have a material adverse effect upon our business.
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
Given our global presence, our operations and business results are also influenced and affected by the global economic and financial environment, including unpredictable political conditions, tax laws and hostilities in various parts of the world. Additionally, a portion of our operations are conducted in emerging markets and are subject to risks and potential costs such as economic, political and social uncertainty, as well as relatively low average income levels and limited government reimbursement for the cost of healthcare products and services. Our operations and business results are also affected by the varying degrees of governmental regulation in the countries in which we operate, especially China, making the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. The manufacture of our products is also highly regulated. Any changes or new requirements related to the regulatory approval process or postmarket requirements applicable to our products in any jurisdiction could be costly and onerous. Finally, if any of our accounting estimates are inaccurate or our internal controls are not effective then our financial results would be adversely impacted.
For more details on these trends and how they could impact our results, see "Item 3. Key Information—3.D. Risk Factors".
Components of results of operations
Net sales
Revenue on the sale of Alcon products and services, which is recorded as "Net sales" in the Consolidated Income Statement, is recognized when a contractual promise to a customer (i.e., a performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue would be recognized upon the satisfaction of acceptance criteria. The amount of revenue to be recognized is based on the consideration Alcon expects to receive in exchange for its goods and services, which may be fixed or variable. Variable consideration may include rebates, discounts including cash discounts, chargebacks, estimated payments for Medicare prescription drug program under the Inflation Reduction Act, patient co-pay program coupon utilization and sales returns. Variable consideration is only recognized when it is highly probable that a significant reversal of cumulative sales will not occur.
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
Impairment of goodwill and intangible assets
We review long-lived intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Goodwill, the Alcon brand name and intangible assets not yet ready for use are not amortized but are tested for impairment at least annually. Our annual impairment testing date is Alcon's year-end, December 31.
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
As of February 24, 2026, we expect the clinical trial outcome in the second quarter of 2026 for one of our acquired research and development programs, the results of which could impact the carrying value of such acquired research and development intangible asset. See "Item 3. Key Information—3.D. Risk Factors"
Due to the above factors and those further described in the "Opportunity and risk summary" section above, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.
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
Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill, or directly in the income statement if it is a bargain purchase. Alcon primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in estimating the fair value of identifiable assets acquired when allocating the purchase consideration for the acquisition. The estimates of the fair values involve significant judgment by management and include assumptions with measurement uncertainty such as the amount and timing of projected cash flows, long-term sales forecasts, the timing and probability of regulatory and commercial success and the discount rate.
If the business combination is achieved in stages, the acquisition date carrying value of Alcon’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in "Other income" or "Other expense", respectively, in the Consolidated Income Statement.
Alcon recognizes non-controlling interests in the acquired entity either at fair value or at the non-controlling interests' proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis.
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
Contingent consideration
In a business combination, it is often necessary to recognize contingent future payments to previous owners, representing contractually defined potential amounts to be paid as a liability. Usually for Alcon these are linked to development or commercial milestones related to certain assets and are recognized as a financial liability at their fair value, which is then re-measured at each subsequent reporting date.
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

Results of operations
Key figures

	2025 compared to 2024			2024 compared to 2023
($ millions unless indicated otherwise)	2025	2024	Change %	2023	Change %

Net sales	10,319	9,836	5	9,370	5
Gross profit	5,745	5,512	4	5,247	5
Operating income	1,360	1,413	(4)	1,039	36
Operating margin (%)	13.2	14.4		11.1
Net income	980	1,018	(4)	974	5
Net income attributable to:
Shareholders of Alcon Inc.	980	1,018	(4)	974	5
Non-controlling interests	—	—	—	—	—
Basic earnings per share ($)(1)	1.99	2.06	(3)	1.98	4
Diluted earnings per share ($)(1)	1.98	2.05	(3)	1.96	5
(1)Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.

Commentary for the year ended December 31, 2024 compared to 2023 may be found in Item 5 of the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on February 25, 2025 ("2024 Form 20-F").
Net sales by segment

	2025 compared to 2024			2024 compared to 2023
($ millions unless indicated otherwise)	2025	2024	Change %	2023	Change %

Surgical
Implantables	1,782	1,775	—	1,703	4
Consumables	3,028	2,861	6	2,719	5
Equipment/other	941	886	6	892	(1)
Total Surgical	5,751	5,522	4	5,314	4

Vision Care
Contact lenses	2,770	2,609	6	2,400	9
Ocular health	1,798	1,705	5	1,656	3
Total Vision Care	4,568	4,314	6	4,056	6
Net sales	10,319	9,836	5	9,370	5
Surgical
Surgical net sales were $5.8 billion, an increase of 4%.
•Implantables net sales were $1.8 billion, in line with the prior year period. These results reflect the launch of PanOptix Pro in the US, as well as soft market conditions and competitive pressures.
•Consumables net sales were $3.0 billion, an increase of 6%, including favorable currency impacts of 1%. Growth was driven by vitreoretinal procedural growth and price increases, partially offset by soft cataract market conditions.
•Equipment/other net sales were $941 million, an increase of 6%, as sales of recently launched equipment, including Unity VCS, were partially offset by declines in legacy equipment.
Vision Care
Vision Care net sales were $4.6 billion, an increase of 6%, including favorable currency impacts of 1%.
•Contact lenses net sales were $2.8 billion, an increase of 6%, including favorable currency impacts of 1%. Growth was primarily driven by price increases and product innovation, partially offset by declines in legacy products.
•Ocular health net sales were $1.8 billion, an increase of 5%, including unfavorable currency impacts of 1%. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane. The prior year period included sales of certain eye drops in China which were divested and out-licensed in late 2024.

Operating income

	2025 compared to 2024			2024 compared to 2023
($ millions unless indicated otherwise)	2025	2024	Change %	2023	Change %

Cost of net sales	(4,592)	(4,328)	(6)	(4,141)	(5)
Gross profit	5,745	5,512	4	5,247	5
Gross margin (%)	55.7	56.0		56.0
Selling, general & administration	(3,449)	(3,250)	(6)	(3,209)	(1)
Research & development	(990)	(876)	(13)	(828)	(6)
Other income	169	77	119	80	(4)
Other expense	(115)	(50)	(130)	(251)	80
Operating income	1,360	1,413	(4)	1,039	36
Operating margin (%)	13.2	14.4		11.1

Operating income was $1.4 billion (-4%), down slightly from the prior year period. Operating margin decreased 1.2 percentage points. The current year period included sales and marketing investments behind new product launches, increased investment in research and development, including from recent acquisitions, incremental tariffs, acquisition and integration related items and product discontinuation charges in Vision Care. The decline in operating margin was partially offset by price increases, fair value remeasurements of investments in associated companies, favorability from annual incentive compensation and a positive 0.1 percentage point impact from currency. The prior year period included a net gain related to the divestment of certain product rights in China.

Segment contribution
For additional information regarding segment contribution, please refer to Note 4 to the Consolidated Financial Statements.

	2025 compared to 2024			2024 compared to 2023
($ millions unless indicated otherwise)	2025	2024	Change %	2023	Change %

Surgical segment contribution	1,460	1,467	—	1,454	1
As % of net sales	25.4	26.6		27.4
Vision Care segment contribution	981	962	2	777	24
As % of net sales	21.5	22.3		19.2
Not allocated to segments	(1,081)	(1,016)	(6)	(1,192)	15
Operating income	1,360	1,413	(4)	1,039	36
Surgical
Surgical segment contribution was $1.5 billion (0%), in line with the prior year period. Segment contribution margin decreased 1.2 percentage points, primarily due to higher inventory-related costs, including incremental tariffs, and sales and marketing investments behind new product launches, partially offset by favorability from annual incentive compensation and price increases.
Vision Care
Vision Care segment contribution was $981 million (+2%), compared to $962 million in the prior year period. Segment contribution margin decreased 0.8 percentage points. The current year period included increased investment in research and development, including from a recent acquisition, sales and marketing investments behind new product launches and incremental tariffs, partially offset by price increases, manufacturing efficiencies, favorability from annual incentive compensation and a positive 0.1 percentage point impact from currency. The prior year period was impacted by inventory provisions due to a supplier-related quality issue.
Not allocated to segments
Operating loss not allocated to segments totaled $1.1 billion (-6%), compared to $1.0 billion in the prior year period. The current year period included $58 million of acquisition and integration items, $44 million of product discontinuation charges, higher amortization of intangible assets and legal items, partially offset by gains of $142 million on fair value remeasurements of investments in associated companies. The prior year period included a $57 million net gain related to the divestment of certain product rights in China.

Non-operating income & expense

	2025 compared to 2024			2024 compared to 2023
($ millions unless indicated otherwise)	2025	2024	Change %	2023	Change %

Operating income	1,360	1,413	(4)	1,039	36
Interest expense	(204)	(192)	(6)	(189)	(2)
Other financial income & expense	22	43	(49)	(18)	nm
Share of (loss) from associated companies	(18)	(8)	(125)	—	nm
Income before taxes	1,160	1,256	(8)	832	51
Taxes	(180)	(238)	24	142	nm
Net income	980	1,018	(4)	974	5
Net income attributable to:
Shareholders of Alcon Inc.	980	1,018	(4)	974	5
Non-controlling interests	—	—	—	—	—
Basic earnings per share ($)(1)	1.99	2.06	(3)	1.98	4
Diluted earnings per share ($)(1)	1.98	2.05	(3)	1.96	5
nm = not meaningful
(1)    Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.
Interest expense
Interest expense was $204 million, compared to $192 million in the prior year period, primarily driven by higher interest expense from discounting of long-term contingent consideration liabilities and higher interest expense on lease liabilities.
Other financial income & expense
Other financial income & expense was a net benefit of $22 million, compared to $43 million in the prior year period, primarily driven by lower interest income and an increase in foreign currency exchange losses.
Share of (loss) from associated companies
Share of (loss) from associated companies was $18 million compared to $8 million in the prior year period, reflecting Alcon's investment in associated companies during the year.
Taxes
Tax expense was $180 million, compared $238 million in the prior year period. The average tax rate was 15.5%, compared to 18.9% in the prior year period. The decrease in average tax rate is primarily driven by a non-taxable gain on the fair value remeasurement of an investment in an associated company and higher discrete tax benefits in the current year period.
Net income and earnings per share
Net income was $980 million, compared to $1.0 billion in the prior year period, primarily due to lower operating income and higher non-operating income & expense, partially offset by lower tax expense. The associated basic and diluted earnings per share were $1.99 and $1.98, respectively, compared to basic and diluted earnings per share of $2.06 and $2.05, respectively, in the prior year period.
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

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %
AUD	0.645	0.660	(2)	0.669	0.622	8
BRL	0.179	0.186	(4)	0.183	0.162	13
CAD	0.716	0.730	(2)	0.730	0.696	5
CHF	1.204	1.136	6	1.261	1.107	14
CNY	0.139	0.139	—	0.143	0.137	4
EUR	1.128	1.082	4	1.174	1.041	13
GBP	1.317	1.278	3	1.346	1.256	7
INR (100)	1.147	1.195	(4)	1.112	1.168	(5)
JPY (100)	0.668	0.660	1	0.639	0.640	—
RUB (100)	1.193	1.077	11	1.255	0.889	41
KRW (1,000)	0.703	0.733	(4)	0.691	0.679	2

	Average for year			As of December 31
($ per unit unless indicated otherwise)	2024	2023	Change %	2024	2023	Change %
AUD	0.660	0.664	(1)	0.622	0.683	(9)
BRL	0.186	0.200	(7)	0.162	0.206	(21)
CAD	0.730	0.741	(1)	0.696	0.755	(8)
CHF	1.136	1.113	2	1.107	1.189	(7)
CNY	0.139	0.141	(1)	0.137	0.141	(3)
EUR	1.082	1.081	—	1.041	1.107	(6)
GBP	1.278	1.243	3	1.256	1.275	(1)
INR (100)	1.195	1.211	(1)	1.168	1.203	(3)
JPY (100)	0.660	0.712	(7)	0.640	0.707	(9)
RUB (100)	1.077	1.171	(8)	0.889	1.111	(20)
KRW (1,000)	0.733	0.765	(4)	0.679	0.775	(12)

The below table shows information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Bloomberg Market System. The exchange rate in effect on February 16, 2026 as found on Bloomberg Market System was CHF 1.00 = USD 1.30.

($ per CHF)	Low(1)	High(1)
January 2025	1.10	1.10
February 2025	1.11	1.11
March 2025	1.13	1.14
April 2025	1.21	1.22
May 2025	1.20	1.22
June 2025	1.25	1.26
July 2025	1.23	1.23
August 2025	1.24	1.25
September 2025	1.25	1.26
October 2025	1.24	1.25
November 2025	1.24	1.25
December 2025	1.26	1.26
January 2026	1.29	1.31
February 2026 (through February 16, 2026)	1.30	1.30
(1)    Represents the lowest and highest, respectively, of the exchange rates on the last day of each month during the year.
Currency impact on key figures
The below table provides a summary of the currency impact on key company figures due to their conversion into US dollars, Alcon's reporting currency, of the financial data from entities reporting in non-US dollars.

	2025 compared to 2024			2024 compared to 2023
	Total change %	Operations change %(1)	Currency change %(2)	Total change %	Operations change %(1)	Currency change %(2)

Net sales	5	4	1	5	6	(1)
Gross profit	4	3	1	5	7	(2)
Operating income	(4)	(5)	1	36	44	(8)
Net income	(4)	(5)	1	5	11	(6)
Net income attributable to:
Shareholders of Alcon Inc.	(4)	(5)	1	5	11	(6)
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)	(3)	(5)	2	4	11	(7)
Diluted earnings per share ($)	(3)	(5)	2	5	11	(6)
(1)    Represents the change in reported results, excluding the impact of foreign currency exchange rate fluctuations.
(2)    Represents the impact of foreign currency exchange rate fluctuations on reported results.
A 1% movement in the USD versus our basket of currencies would have resulted in a $52 million change in annual net sales and a $29 million change in annual operating income.

5.B. LIQUIDITY AND CAPITAL RESOURCES
We manage our capital with the objectives of maintaining the ability to continue as a going concern, allow for investment, mitigate against potential future risks and provide returns to shareholders. Alcon is not subject to regulatory or other external capital adequacy requirements. As of December 31, 2025, Alcon's long-term credit rating with S&P Global Ratings was BBB+ (stable outlook) (2024: BBB+) and with Moody's Investors Service was Baa1 (stable outlook) (2024: Baa1).
Our sources of funds have consisted principally of cash flows from operations, bank debt, credit facilities with lenders and issuance of senior notes. Our uses of those funds, other than for operations, have consisted principally of dividend payments, share repurchases, investments in capital expenditures, payments for long-term financial investments, investments in associated companies, purchases of intangible assets, acquisitions and associated expenses, repayment of financial debts and other obligations.
Potential future uses of our liquidity include capital expenditures, acquisitions, repayment of financial debts, dividend payments, share repurchases, restructuring payments and other general corporate purposes. As of December 31, 2025, we had commitments for purchases of property, plant & equipment of $276 million. In addition, on March 23, 2025, Alcon entered into a definitive agreement to acquire all outstanding shares of LENSAR, Inc. ("LENSAR"), a global medical technology company focused on advanced laser solutions for the treatment of cataracts, with a total consideration of up to approximately $430 million. The planned acquisition will complement Alcon’s existing Surgical portfolio in the treatment of cataracts. The transaction is subject to customary closing conditions, including regulatory approval and is expected to close in the first half of 2026. Refer to Note 21.1 to the Consolidated Financial Statements for additional information.
We use the US Dollar as our reporting currency and are therefore exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Singaporean Dollars, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition. As of December 31, 2025 unsettled derivative positions included $5 million in unrealized gains and $6 million in unrealized losses.
All comments in this section relate to the year ended December 31, 2025 compared to 2024. Commentary for the year ended December 31, 2024 compared to 2023 may be found in Item 5 of the 2024 Form 20-F.
Cash flow

($ millions)	2025	2024

Net cash flows from operating activities	2,271	2,077
Net cash flows used in investing activities	(1,344)	(1,167)
Net cash flows used in financing activities	(1,119)	(322)
Effect of exchange rate changes on cash and cash equivalents	43	(6)
Net change in cash and cash equivalents	(149)	582
Cash and cash equivalents at January 1	1,676	1,094
Cash and cash equivalents at December 31	1,527	1,676
Net cash flows from operating activities
Net cash flows from operating activities amounted to $2.3 billion in 2025, compared to $2.1 billion in the prior year period. The current year period reflects increased collections associated with higher sales, lower taxes paid due to timing of payments and deductions as well as tax refunds received, partially offset by increased payments for operating expenses, including sales and marketing investments behind new product launches, increased investment in research and development and incremental tariffs, higher payments for revenue deductions and a higher impact from changes in net working capital.
Changes in net working capital in the current year were mainly driven by an increase in inventories and an increase in trade receivables, partially offset by an increase in trade payables. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The increase in trade payables was primarily driven by the timing of payments and raw materials purchases.

Changes in net working capital in the prior year period were mainly driven by increases in trade receivables and inventories and the net change in other operating liabilities. The increase in trade receivables was primarily due to new receivables from higher sales outpacing collections. The increase in inventories was primarily to meet expected upcoming demand. The net change in other operating liabilities was primarily due to the impact of annual short-term incentive payments. Refer to Note 20 of the Consolidated Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $1.3 billion in 2025, compared to $1.2 billion in the prior year period. Cash outflows in the current year period primarily include the acquisition of a majority interest in Aurion, the acquisitions of LumiThera and Cylite, capital expenditures and purchases of intangible assets, primarily related to software, the purchase of a time deposit in the fourth quarter of 2025 and payments for financial assets measured at fair value through other comprehensive income ("FVOCI"), partially offset by proceeds from a time deposit which matured in February 2025. Refer to Note 21.1 to the Consolidated Financial Statements for additional information on the Aurion, LumiThera and Cylite transactions.
Cash outflows in the prior year period primarily included capital expenditures, purchases of software and other intangible assets, investments in associated companies, purchase of time deposits, payments for financial assets measured at FVOCI, and the acquisition of BELKIN. Refer to Notes 24 and 21.1 of the Consolidated Financial Statements for additional information on the investments in associated companies and BELKIN acquisition, respectively.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $1.1 billion in 2025, compared to $322 million in the prior year period. Cash outflows in the current year period primarily include payments for the acquisition of treasury shares, dividends paid to shareholders of Alcon Inc., realized foreign exchange losses, lease payments and withholding taxes paid upon net settlements of equity-based compensation.
Cash outflows in the prior year period primarily included dividends paid to shareholders of Alcon Inc., lease payments, net payments related to certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation.
Balance sheet
Assets
Total non-current assets were $25.1 billion as of December 31, 2025, an increase of $1.1 billion when compared to $24.0 billion as of December 31, 2024. Intangible assets other than goodwill and Goodwill increased $419 million and $310 million, respectively, primarily due to the acquisition of a majority interest in Aurion, the acquisitions of LumiThera and Cylite and additions of software and other intangible assets, partially offset by recurring amortization and asset impairments. Property, plant and equipment increased $385 million primarily due to capital expenditures and foreign currency effects, partially offset by depreciation. Financial assets increased $116 million primarily due to an increase in long-term receivables from customers as well as additions to and fair value adjustments of long-term financial investments measured at FVOCI. Other non-current assets decreased $197 million, primarily due to a decrease in investments in associated companies as a result of the Aurion and Cylite transactions.
Total current assets were $6.4 billion as of December 31, 2025, an increase of $140 million when compared to $6.3 billion as of December 31, 2024. Trade receivables increased $206 million due to higher sales outpacing collections and foreign currency translation effects. Inventories increased $123 million primarily due to increases to meet expected upcoming demand and foreign currency translation effects. Cash and cash equivalents decreased $149 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure. Time deposits decreased $73 million due to the maturity of a time deposit in February 2025 offset by a time deposit purchased during the fourth quarter of 2025 with a six-month term, maturing on April 29, 2026. The time deposit is measured at amortized cost and had a carrying value of $80 million as of December 31, 2025.

Trade receivable balances include sales to wholesalers, retailers, doctor groups, private health systems, government agencies, pharmacy benefit managers, managed health-care organizations and government-supported healthcare systems. We closely monitor the level of trade receivables in the countries deemed to have an elevated credit risk. We consider macroeconomic and geopolitical environment, country profile and historical experience in addition to other relevant information when assessing the credit risk. Deteriorating credit risk factors may result in an increase in the average length of time that it takes to collect these trade receivables and may require Alcon to reevaluate the expected credit loss amount of these trade receivables in future periods or change the terms on which we operate. As of December 31, 2025, the amounts past due for more than one year in elevated credit risk countries are not significant.
The below table summarizes the aging of trade receivables as of December 31, 2025 and 2024:

($ millions)	2025	2024
Not overdue	1,634	1,448
Past due for not more than one month	134	137
Past due for more than one month but less than three months	101	84
Past due for more than three months but less than six months	49	49
Past due for more than six months but less than one year	31	26
Past due for more than one year	43	33
Provisions for doubtful trade receivables	(50)	(41)
Total trade receivables, net	1,942	1,736
There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail in the "Item 5.A. Operating Results — Effects of currency fluctuations" section.
Liabilities
Total non-current liabilities were $6.5 billion as of December 31, 2025, in line with December 31, 2024. Deferred tax liabilities increased $217 million primarily related to Aurion and LumiThera, partially offset by deferred tax liabilities related to intangible assets due to recurring amortization. Provisions and other non-current liabilities increased $114 million primarily due to an increase in contingent consideration liabilities primarily related to the acquisition of LumiThera and an increase in long term employee benefits and deferred compensation. Financial debts decreased $376 million primarily due to the reclassification of the Series 2026 Notes from non-current to current.
Total current liabilities were $3.0 billion as of December 31, 2025, an increase of $771 million when compared to $2.3 billion as of December 31, 2024. Financial debts increased $470 million primarily due to the reclassification of the Series 2026 Notes from non-current to current. Trade payables increased $153 million primarily due to timing of payments, raw materials purchases and foreign exchange effects. Current income tax liabilities increased $78 million primarily due to timing of payments, partially offset by tax refunds received.
The average maturity of financial debts outstanding as of December 31, 2025 is 8.8 years, and 97% of Alcon's financial debt is at fixed interest rates. We believe that we have adequate liquidity to meet our needs.
The $1.32 billion revolving credit facility remained undrawn as of December 31, 2025 and February 24, 2026. A $1.9 billion bridge loan facility was executed in August 2025 and also remained undrawn as of December 31, 2025 and was cancelled in January 2026. Refer to Note 26 of the Consolidated Financial Statements for additional information.
Equity
Equity was $22.0 billion as of December 31, 2025, an increase of $482 million when compared to $21.6 billion as of December 31, 2024. Equity attributable to non-controlling interests amounted to $1 million as of December 31, 2025 related to Aurion.

Liquidity and financial debt by currency
The below table summarizes liquidity and financial debts by currency as of December 31, 2025 and 2024.

	Liquidity (%)(1)		Financial debts (%)(2)
	2025	2024	2025	2024
USD	70	77	85	87
EUR	18	12	12	11
CHF	—	1	—	—
JPY	—	—	1	1
Other	12	10	2	1
Total	100	100	100	100
(1)Liquidity includes cash and cash equivalents and time deposits.
(2)Financial debts includes non-current and current financial debts.
Terminated Acquisition of STAAR Surgical Company
On August 4, 2025, Alcon entered into a definitive agreement to acquire STAAR Surgical Company ("STAAR"), a global medical technology company focused on the research, development, manufacturing, distribution and sale of phakic intraocular lenses. On August 20, 2025, Alcon executed a $1.9 billion bridge loan agreement (the "2025 Bridge Loan Facilities") with Morgan Stanley Bank International Limited and Morgan Stanley Bank, N.A., split in two tranches of $1.4 billion (“Facility A”) and $0.5 billion (“Facility B”), respectively, with Alcon Finance Corporation being an additional possible borrower. Facility A was restricted for use in funding the acquisition of STAAR, whereas Facility B was to be used for financing or refinancing of any other acquisitions. The 2025 Bridge Loan Facilities remained fully undrawn as of December 31, 2025. In January 2026, Alcon terminated its definitive merger agreement with STAAR and cancelled the 2025 Bridge Loan Facilities. There were no termination fees for either company. Refer to Note 26 to the Consolidated Financial Statements for more information.
Tariffs
Beginning April 2025, the United States government announced additional tariffs on goods imported into the United States, and some nations have responded with reciprocal tariffs and other actions. Since then, there have been temporary reductions or pauses of certain tariffs to allow for trade negotiations, as well as new tariff announcements. Additional tariffs incurred in the United States and China during the twelve months ended December 31, 2025 amounted to $91 million, of which $67 million was recognized in "Cost of net sales" in the Consolidated Income Statement and $24 million was recognized in "Inventories" in the Consolidated Balance Sheet as of December 31, 2025. Tariffs incurred for the year were lower than originally forecasted, reflecting operational and supply‑chain efficiencies realized during the year. The future effects of these tariffs, along with any additional further changes in trade policies, are uncertain and could have an adverse effect on our business, financial condition, cash flows and results of operations. Further, adverse economic conditions impacting our customers or uncertainty about global economic conditions could cause purchases of our products to decline, which would adversely affect our net sales and operating results.
Refer to “Item 3. Key Information—3.D. Risk Factors—Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business”.
Share repurchase authorization
On February 25, 2025, the Company's Board of Directors authorized the repurchase of up to $750 million of the Company’s common shares. The shares acquired are held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon funded the repurchases through cash generated from operations. The program was authorized by the Swiss Takeover Board and subject to customary safe harbor conditions. The share repurchase program was completed on January 20, 2026 with 9.3 million shares repurchased for a total of $750 million. Refer to Note 7.4 of the Consolidated Financial Statements for details on share repurchase activity.

Federal legislation
On July 4, 2025, the United States Congress enacted budget reconciliation bill H.R. 1, which includes significant provisions such as the permanent extension of certain provisions of the Tax Cuts and Jobs Act that were set to expire. The legislation has multiple effective dates, with certain provisions effective in 2025 and others to be implemented through 2027. The enactment of H.R. 1 did not materially impact Alcon's Consolidated Financial Statements for the year ended December 31, 2025.
Alcon continues to evaluate the potential future impact of the tax law changes on our Consolidated Financial Statements, but does not expect H.R. 1 to have a material impact to the effective tax rate. The enactment of H.R. 1 resulted in a reduction in cash tax payment obligations in 2025 driven by timing of deductions.
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Alcon research & development expense totaled $990 million, $876 million and $828 million for the years 2025, 2024 and 2023, respectively. As described in the "Risk Factors" section and elsewhere in this Annual Report, we are subject to varying degrees of governmental regulation in the countries in which we operate, which makes the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. See "Item 3. Key Information—3.D. Risk Factors". For further information on Alcon research and development policies and additional product information, as well as a description of the regulatory approval process, see "Item 4. Information on the Company—4.B. Business Overview".
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

6.B. Compensation

Introduction

Dear Shareholder,
On behalf of the Alcon Board of Directors ("Board") and Compensation Committee ("the Committee" or "CC"), I am pleased to present the 2025 Compensation Report. This report outlines Alcon’s overall 2025 compensation framework and philosophy for the members of the Board as well as for the members of the Executive Committee of Alcon ("ECA") and provides a general outlook for our 2026 compensation structure.
This Compensation Report covers the financial year from January 2025 to December 2025.
2025 Annual General Meeting Vote and Engagement with Shareholders
At our 2025 Annual General Meeting (“AGM”), our 2024 Compensation Report received support from 87% of the votes cast. We were very encouraged with this result given our disclosure enhancements in the Short-term incentive (“STI”) and Long-term incentive (“LTI”) sections, complete refresh of our 2024 Compensation Report, additional insights into peer group rationale and pay for performance alignment. During shareholder engagement, we contacted our top 33 shareholders holding approximately 54% of outstanding shares to address any concerns they have on our executive compensation programs. We highlighted our rationale for the composition of our peer group, the judicious approach we take to set CEO's target compensation, our pay for performance alignment and our continuing effort to make our executive compensation disclosure transparent and clear. We received positive support from our shareholders on the composition of our peer group and pay for performance alignment.

Contacted top 33 shareholders, representing 54% of outstanding shares and held 19 meetings with shareholders, representing ~38% of outstanding shares and met with 3 proxy advisors.

Our engagement team included our Board Chair, Chief Human Resources Officer, General Counsel, Head of Investor Relations and Head of Social Impact and Sustainability. We heard directly from investors on a range of important topics including CEO compensation, executive compensation programs and broader Social Impact and Sustainability matters, as summarized in the section "Shareholder Outreach" which sets out the summary of shareholder feedback.
2025 in Review
2025 was marked by a challenging global macroeconomic environment, including tariffs, trade uncertainty and soft market conditions, resulting in performance below expectations. In navigating these dynamics, management executed with discipline and focus and advanced a robust pipeline of new product launches that contributed to improving sales momentum as the year progressed. These actions supported solid operational and financial performance and positioned the Company for sustainable long-term growth.
By the second half of the year, our trajectory shifted meaningfully. A wave of innovative product launches, which were many years in development, began reaching surgeons, eye care professionals, and patients around the world. These launches brought energy and momentum across our business, reaffirming our position as a global leader in eye care.
Business Overview
Alcon experienced a productive year in 2025, driven by strong execution and steady momentum across the business. We launched a wave of innovative new products, including Unity VCS, TRYPTYR, PanOptix Pro, Voyager, Precision7 and Systane Pro. These introductions strengthened our market position and further validated the power of our innovation engine. Our results reflect the resilience of the eye care market, the depth of our pipeline and the discipline of our operating model. We generated $1.7 billion of free cash flow1 for the year, enabling continued investment while returning capital to shareholders. Together, these achievements underscore the strength of our strategy and reinforce our confidence in delivering sustainable value well into the future.

$1.7B Free Cash Flow[1]	+5% Vision Care[1] sales growth on a constant currency basis	+4% Surgical[1] sales growth on a constant currency basis	Attained our emission intensity goal by reducing utilization to 112 GHG/terajoules

Helped improve vision for over 1.6 million patients		Screened over 32,000 children and provided spectacles where required	Achieved an estimated landfill diversion rate of 99% for non-hazardous waste from our manufacturing sites and distribution centers

1Free cash flow and constant currency are non-IFRS measures. Refer to "Item 6.B. Compensation - Non-IFRS measures as defined by the Company" section for additional information.
2025 ECA Overview
In 2025, we maintained the leadership structure similar to 2024. The Board and the Committee annually reviews the CEO and ECA target compensation against our peer group and no changes were made to the CEO compensation in 2025. All other ECA members received increases aligned with the global budget for our broad-based associate population.

No increases were made to the CEO’s target compensation in 2025.

2025 Incentive Payouts
To ensure our performance goals are appropriately ambitious and aligned to our business strategy, Alcon undertakes a comprehensive approach when evaluating both annual and long-term incentive plan metric targets. Payouts in 2025 were premised on our achieving stretch goals.
SHORT TERM INCENTIVE
In 2025, Alcon delivered overall performance below target, with Sales and Core Operating Income1 below targets due to the headwinds of a dynamic global environment, tariffs, trade uncertainties and early‑year softness in the Surgical market, while Free Cash Flow1 exceeded expectations. This resulted in a business performance factor ("BPF") of 80% for all eligible associates.
Business Performance Factor
1Core operating income and free cash flow are non IFRS measures. Refer to "Item 6.B. Compensation - Non-IFRS measures as defined by the Company" section for additional information.

LONG TERM INCENTIVE
For the 2023-2025 LTI performance stock unit ("PSU") award, Alcon exceeded target levels for the two financial metrics (Sales CAGR and Core diluted EPS CAGR1). For the Share of Peers metric, we fell short of the target level and we exceeded our goals set out for the Innovation metric, resulting in a performance factor of 137%. Performance-based LTI making up the majority of ECA compensation is the cornerstone of our pay programs and reflects our focus of alignment of the ECA to long-term value creation. Over the three-year performance period, Alcon’s three-year total shareholder return ("TSR") performance was above more than half of our peer group.

Alcon’s TSR performance over the past three years is at the 58th percentile of our peer group.

PSU Performance Factor
1Core diluted EPS CAGR is a non IFRS measure. Refer to "Item 6.B. Compensation - Non-IFRS measures as defined by the Company" section for additional information.
Details of our targets and achievements for the STI and LTI are set out in Exhibit 21 and 24.
2026 Outlook
As we look ahead into 2026, the Committee intends to maintain the overall structure of CEO and ECA compensation as compared to 2025 including base salary, STI, LTI and continuation of robust share ownership requirements. As discussed in the "Shareholder Outreach" section, the Committee is reviewing ECA compensation for potential adjustments in 2026 to ensure target compensation appropriately reflects market competitiveness while maintaining strong pay for performance alignment. In 2025, the Board conducted a benchmarking study of Alcon's Board pay against other Swiss Market Index ("SMI") companies and determined that our Board pay is below the median level of SMI companies. The Board intends to propose compensation changes for the Board retainer fees at the 2026 AGM for the 2026-2027 AGM term in alignment with SMI peers.
2026 Annual General Meeting
In line with our Articles of Incorporation, we will ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the Board for their term of office from the 2026 AGM to the 2027 AGM. We will also ask our shareholders to cast a binding vote on the maximum aggregate amount of compensation for members of the ECA for the 2027 financial year. In addition, we will ask our shareholders to endorse this 2025 Compensation Report in an advisory vote.
On behalf of the Board and the members of the Committee, we thank you for your trust and investment in Alcon as well as your feedback and support.
Sincerely,
Karen May
Chair of the Compensation Committee

Shareholder Outreach

2025 Shareholder Engagement on Executive Compensation
It is our standard practice to engage with our largest shareholders once a year during the autumn, to gather their feedback on corporate governance, executive compensation and sustainability practices. In 2025, we conducted a comprehensive governance outreach program targeting our largest shareholders and proxy advisors, representing approximately 54% of shares outstanding. The outreach was designed to allow our Board and Management to better understand shareholder perspectives and ensure alignment with their expectations.

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
•Review feedback from annual shareholder meeting and determine future priorities

Engagement Highlights

Contacted	Engaged	Director Involvement

Targeted outreach to 33 shareholders and 3 proxy advisors, representing ~54% of shares outstanding	Engaged in one-on-one meetings with 19 shareholders and 3 proxy advisors, representing ~38% of shares outstanding	Our Board Chair led 16 discussions with shareholders, representing ~36% of shares outstanding

The insights gathered during these engagements were shared with the Committee and Board to inform them on ongoing discussions regarding compensation and governance matters. The outreach focused on key themes related to executive compensation and Board compensation within the context of Alcon’s performance, scale and global talent market. Feedback from these discussions was considered as part of Alcon’s assessment of future compensation and governance priorities.
The following summary highlights key themes discussed during the 2025 shareholder engagement process.

Engagement Theme	Summary of Investor Perspectives

CEO Compensation Positioning
•Investors acknowledged Alcon's challenges with respect to the global talent market and the transatlantic pay gap
•Investors indicated support for a well-explained performance-aligned approach to CEO compensation positioning toward the peer group median provided that adjustments are reasonable, and accompanied by transparent and comprehensive disclosure

Board Compensation	•Investors did not express concerns regarding non-executive director compensation •Overall they supported Board compensation alignment with the SMI peers

Pay for Performance Alignment
•Investors emphasized the importance of maintaining a clear and transparent link between executive compensation outcomes and shareholder experience
•The following pay for performance analysis illustrates general alignment between CEO pay and our total shareholder return performance against peers

3-Year Realized Pay* vs. 3-Year TSR Performance

Above Median Realized Pay
Above Median TSR Performance
Alcon
TSR Performance – 50th %ile Rank
Realized Pay – 70th %ile Rank
SYK
BSX
COO
ESSL
BDX
MRK
ALGN
UCB
GIV
BAX
3-Year Realized Pay Ranking
3-Year TSR Performance Ranking
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%

Legend

ALGN	Align Technology
BAX	Baxter International
BDX	Becton Dickinson & Co
BSX	Boston Scientific Corp
ESSL	EssilorLuxottica
GIV	Givaudan SA
MRK	Merck KGaA
SYK	Stryker Corporation
COO	The Cooper Companies
UCB	UCB SA
The above analysis covers 10 CEOs in the peer group who were CEO over the last three years to ensure a like-for-like comparison.

*    Realized Pay = Annualized base salary + earned bonus + value of equity vested over the 3-years period from December 31, 2021 – December 31, 2024.

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
2025 ECA Compensation Summary
Our ECA compensation program design remained consistent in 2025, with the vast majority of executive pay delivered in variable compensation. The Board and the Committee exercised no positive or negative discretion with regard to payouts under our STI and LTI plans during 2025.
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

The Committee decides incentive goals and compensation of the other ECA members based upon an analysis of relevant executive compensation practices, policies and benchmarking information. Conduct an annual review with management to ensure succession planning for key leadership positions, including the CEO. Reviews and recommends CEO compensation to the independent members of the Board, ensuring alignment with performance and shareholder interests.

Provide independent advice on executive compensation, market pay practices and policies, and the overall compensation structure. Offers guidance on incentive plan design, goal-setting and best practices.

Engage in regular feedback discussions on executive compensation and governance practices. Shareholder feedback is incorporated into the Board’s decision-making process to ensure transparency and alignment with shareholder expectations.

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
The Corporate Governance Report contained in our 2025 Annual Report in "Item 6.C. Board Practice" provides further details regarding the responsibilities of the Committee.
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
Other ECA member compensation and benefits
CEO performance objectives and assessment of achievements
Other ECA members’ performance objectives and assessment of achievements
Share ownership requirements for the CEO and other members of the ECA
Maximum aggregate ECA compensation
Incentive plan design and rules
Compensation Report of the Company

– Recommend	– Propose	– Approve
1binding vote
2advisory vote
3the Compensation Committee
Adherence to Strong Governance Practices
The Committee evaluates many governance factors when designing and establishing compensation for members of the ECA. It uses these mechanisms to help guide its decisions to ensure that the Company is rewarding long-term success, discouraging excessive risk-taking and aligning executive and shareholder interests.
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
  No guaranteed compensation

ECA Compensation 2025

Compensation Philosophy and Principles
Our compensation program designs and our decisions relating to ECA compensation are guided by the following philosophy and principles:

Responsibility	Long-Term Focus	Strong Governance and Shareholder Alignment

Ensures a broadly competitive level of compensation appropriate to each executive's scale of responsibility and individual performance	Supports long-term value creation for shareholders with an emphasis on long-term performance-based compensation for the ECA	Fully embraces Swiss governance expectations and follows principles of simplicity and transparency and continues to engage with shareholders to address their expectations

Market Competitive	Balance and Equity	Pay for Performance

Considers the geographic and industry-specific nature of our talent pool and the medical device industry to attract, retain and motivate a world-class executive team to drive performance	Aligns the compensation program for the senior executives with the broader management and associate population	Ensures pay outcomes are holistically aligned to delivering the right performance for Alcon and shareholders
Associate Experience
The Board holds the management team accountable for creating and fostering a strong culture that attracts, develops, rewards and retains its associates. Alcon's strong culture is reflected by our top quartile associate engagement and retention levels. Alcon has received Great Place to Work / Top Employer awards recognition in 27 countries and over 25 other external recognitions which reaffirms a positive associate experience. To learn more about our culture, talent practices and focus on associate experience refer to our 2024 Social Impact and Sustainability Report.
Pay for Performance
Variable compensation constitutes the majority of total compensation and affirms our pay for performance philosophy (see more information in Exhibits 21 and 24). Actual payouts are contingent on the achievement of predefined Company and individual performance goals to drive accountability and line-of-sight. Performance metrics and goals are aligned with the Company’s business strategy and compensation philosophy, as well as long-term value creation for shareholders. Metrics and goals are approved annually by the Committee and the Board.

Our pay for performance framework measures our annual financial and operational strength, focused on sustainable, long-term growth and achievement of strategic objectives over three years.
Exhibit 4

Performance Period
2025	2026	2027

Over one year

Short-Term Incentive Emphasis on Annual Financial and Operational Strength	Net Sales 40%

Core Operating Income 40%

Free Cash Flow 20%

Over three years

Long-Term Incentive Focus on Sustainable Growth and Strategic Objectives	Net Sales CAGR 25%	Core diluted EPS CAGR 25%	Share of Peers 25%	Innovation 25%
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

Internal factors are specific elements unique to Alcon. These factors inform final goals in addition to external inputs. •Annual budget •Long-term strategic plan •Historical performance and payouts	Our incentive goal-setting process is robust. Our incentive metrics are aligned with shareholder value creation and our goals are in line with investor expectations.	External factors provide market and macroeconomic context. These factors balance shareholder expectations and industry trends. •Relevant peer performance •External factors such as market expectations

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
Although Alcon is headquartered in Switzerland, a significant portion of our management, sales team and associate population are based in the US. The US is the largest pool for both medical device and ophthalmology talent, and it is therefore critical that Alcon is able to attract and retain key talent from the US. As a result, the Committee has selected a blended peer group of International and US companies (42% International and 58% US) to balance the European compensation structure with a need to compete for US talent. Based on our compensation philosophy, our desired competitive position is to align target compensation near the median of the peer group. The 2025 peer group is outlined in Exhibit 5.
Exhibit 5

Company	Medical Device Industry	Non-US Domicile	Global Operations
Agilent Technologies Inc.			●
Alcon	●	●	●
Align Technology Inc.	●		●
Bausch Health Companies Inc.	●	●	●
Baxter International Inc.	●		●
Becton Dickinson & Company	●		●
Biogen Inc.			●
Boston Scientific	●		●
Dentsply Sirona Inc.	●		●
Edwards Lifesciences Corporation	●		●
EssilorLuxottica	●	●	●
Fresenius Medical Care	●	●	●
Givaudan		●	●
Lonza Group		●	●
Merck KGaA		●	●
Smith & Nephew	●	●	●
Stryker Corporation	●		●
The Cooper Companies Inc.	●		●
UCB		●	●
Zimmer Biomet Holding Inc.	●		●

Market Capitalization against Peer Group*	Revenue against Peer Group*

*    Market Capitalization and Revenue data available as of December 31, 2025.

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
Exhibit 7

Base Salary	USD	CHF
David J. Endicott, CEO	1,425,718	1,184,500
Other members of the ECA (average)	878,737	730,063
The amounts were converted at the rate of 1 CHF : 1.203645 USD.

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
The financial metrics for the short-term performance in 2025 are set out in the Exhibit below. The payout of STI is calculated by multiplying the target award by the Business Performance Factor and Individual Performance Factor.
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
Measures the achievement of individual objectives (including Social Impact and Sustainability objectives) and individual values and behaviors
Our design limits the IPF Impact at 33% on overall STI payout at or above target
Considers individual contribution to the Company’s results

1Financial achievements are measured in constant exchange rates to reflect operational performance and exclude the impact of acquisitions, divestitures and certain non-recurring items in accordance with the short-term incentive plan.
How STI Payout is Determined
Exhibit 10

										Individual Performance Factor 0% - 150%		STI Payout 0%-200% (cap)
STI Target Amount				Addition of weighted metrics achievement = BPF 0% - 150%

Annual Base Salary[1]	x	STI Target %	x	Net Sales (40%)	+	Core Operating Income (40%)	+	Free Cash Flow (20%)	x		=

1Annual Base Salary earned during the financial year.

Each ECA member has individual performance goals with each having specific measurable objectives and initiatives. In 2025, the Board and Committee continued to incorporate the achievement of Social Impact and Sustainability objectives in determining the IPF for ECA members and overall STI payout. The five focus areas are as outlined below:

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
At the end of the year, the Board and the Committee assess each ECA member's achievement of performance objectives to determine their individual performance and IPF. The IPF is determined by the achievement of individual objectives and the demonstration of values and behaviors. The individual performance rating is the basis for determining the IPF (between 0% and 150%). Our design limits the IPF Impact at 33% on overall STI payout at or above target. The CEO and other ECA members are not present when their respective IPF is discussed and determined.
Long-Term Incentive
The long-term incentive plan ties a significant portion of ECA members’ compensation to long-term Company performance, aligning their interests with shareholders. LTI awards consist of 100% PSUs that convert to shares upon vesting, contingent on performance over a three-year period. The annual LTI target value is a percentage of each ECA member’s base salary.

Our LTI is granted 100% in Performance Stock Units.

Exhibit 11

LTI Payout Opportunity as a % of annual base salary	At Target	At Maximum[1]
David J. Endicott, CEO	575%	1,150%
Other members of the ECA (average)	213%	426%
1The maximum number of units that may be earned is limited to 200% of the target number of units granted.
ECA average LTI target % shows an increase due to changes to the composition and roles of certain members of the ECA in late 2024. Among other changes, Ms. Martin was appointed as a new ECA member after Ms. Lin stepped down as an ECA member in early 2025. Mr. Bell assumed a new role in the Company as the Chief Operating Officer (continuing on the ECA).
The metrics for the measurement of long-term performance are set out in Exhibit 12. The payout is calculated by adding the weighted achievements of the individual targets in a range from 0-200% and multiplying the number of PSUs granted by the resulting performance factor.

Exhibit 12

Metric	Weighting	Definition	Rationale

Net Sales CAGR[1,2]		Measures the Company’s Net Sales performance over a three-year period	Drives the Company’s sales growth performance

Core Diluted EPS CAGR[2]		Measures the earnings per share over a three-year period	Aligns ECA compensation with shareholder value creation by measuring growth in earnings per share

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
Benefits
Alcon is a global company headquartered in Switzerland with multinational operations; the US serves as the largest pool for both medical device and ophthalmology talent. Of the seven ECA members, five are on Swiss employment contracts and two have employment contracts governed by the US law. Five of our ECA members have been relocated to Switzerland from their home base and are supported with relocation benefits in line with our global mobility policy as highlighted below. Generally, for associates on international assignments:
•Approximately 80% of the benefit costs are related to maintaining the cost-of-living position neutral to their home base
•Of the benefit costs, 75% - 80% of these costs are attributable to tax neutralization
All ECA members are enrolled in benefit plans providing for retirement income savings and insurance for disability and loss of life. These plans are in line with local market practices and legislation and are subject to the Company's plan rules and policies. The ECA members and the Company make statutory contributions.
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

CEO Target Compensation
The Board is responsible for attracting and retaining strong leadership talent, with management motivation and retention seen as critical to Alcon’s long-term success. Alcon’s CEO, Mr. Endicott, has consistently met priorities set by the Board and delivered sustained performance since our spin-off in 2019.
Mr. Endicott’s target compensation consists of base salary, STI and PSUs. The Committee recommended, and the Board approved, that Mr. Endicott would receive no increase to any component of his target compensation for 2025.
Looking ahead, the Committee will continue to review CEO target compensation positioning in 2026 in the context of Alcon’s performance, a steadily increasing peer group median, evolving talent market and the Company’s compensation philosophy.
Exhibit 15
CEO Target Compensation (CHF millions)

All of Mr. Endicott’s target compensation other than base salary is tied to the achievement of pre-established and rigorous performance goals that are central to the creation of long-term value for shareholders. No adjustments were made to Mr. Endicott’s 2025 target compensation.

The chart below illustrates the positioning of CEO target compensation relative to the peer group median over time. Mr. Endicott’s target compensation has remained unchanged for three years despite steady increases to the peer group median.
Exhibit 16

No change for 2025
14
12
10
8
6
4
2
0
CHF 10.2
CHF 9.4
CHF 11.4
CHF 9.4
CHF 12.3
CHF 9.4
Peer Group Median
Alcon
Peer Group Median
Alcon
Peer Group Median
Alcon
2023
2024
2025

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
Exhibit 17
Note: Time-based LTI includes restricted stock and stock options.
Additional details of each component of Mr. Endicott’s 2025 compensation appear throughout this compensation report.

Reflects a thoughtful and balanced approach towards setting CEO target compensation	Alcon CEO’s target compensation is positioned at 41st percentile of the peer group

While Alcon's market capitalization (56th percentile) and revenue (62nd percentile) are above the median of the peer group, Mr. Endicott's target compensation is below the median. Alcon sets the CEO's target compensation with reference to the US and International peers to address the business need to attract and retain best-in-class medical device and ophthalmology talent, primarily found in the US.
Exhibit 18
CEO Target Compensation against US Peers
(CHF millions)

Biogen
Boston Scientific
Baxter
Becton
Align
*Cooper
Zimmer
Edwards
** Peer Group Median
Stryker
Alcon CEO
9.4
Agilent
DENTSPLY
CHF 0
CHF 4
CHF 8
CHF 12
CHF 16
CHF 20

Market Capitalization Against US Peers	Revenue Against US Peers

CEO Target Compensation against International Peers
(CHF millions)

EssilorLuxottica
*Bausch Health
** Peer Group Median
Alcon CEO
9.4
Smith & Nephew
Merck KGaA
Lonza Group AG
Givaudan SA
Fresenius Medical
UCB SA
CHF 0
CHF 5
CHF 10
CHF 15
CHF 20
CHF 25

Market Capitalization Against International Peers	Revenue Against International Peers

**Peer Median represents median for the entire peer group

CEO target compensation continues to be at the low end of US peers and high end of International Peers

Direct competitor (noted with*) CEO target compensation higher than Alcon CEO despite smaller market cap and revenue

Compensation Payments to the ECA Members
ECA Compensation Payments 2025
The following Exhibit 19 sets forth the total compensation received by the CEO (who is the highest paid member of the ECA) and the aggregate total compensation received by all of the other ECA members for the period from January 1, 2025 to December 31, 2025.
In 2025 total compensation for the ECA members decreased by 12% (in CHF) primarily due to STI payout below target BPF and currency exchange rate fluctuations. The decrease excludes the impact of tax equalization and other taxation-related payments for prior tax years. This impact varies each year due to the timing of notification from tax authorities and other factors.
The compensation Alcon paid to the ECA members in 2025 remained within the approved Say-On-Pay budget.
Exhibit 19

Compensation Gross Amounts	Fixed Compensation		Variable Compensation		Additional Compensation	Totals in USD	Totals in CHF
From January 1, 2025 to December 31, 2025	Annual Base Salary[1]	Pension and Insurance[2]	2025 Short-term Incentive[3]	2025-2027 Long-term Incentive[4]	Other Benefits[5]	Total Compensation[6]	Total Compensation[6]
David J. Endicott, CEO	1,425,718	203,187	1,231,820	7,536,968	1,205,051	11,602,744	9,639,673
Aggregate amount of 6 other ECA members	5,247,357	938,601	3,527,896	10,412,963	7,900,436	28,027,253	23,285,315
Totals in USD[6]	6,673,075	1,141,788	4,759,716	17,949,931	9,105,487	39,629,997
Totals in CHF[6]	5,544,056	948,609	3,954,418	14,912,978	7,564,927		32,924,988
1The total of Annual Base Salaries paid for the period from January 1, 2025 to December 31, 2025, including increases effective throughout the year, if applicable.
2The pension and insurance benefits are the actual contributions paid by Alcon to benefit plans for the period from January 1 to December 31, 2025. It also includes the amount of USD 50,773 for mandatory contributions paid by Alcon to governmental social security systems for all ECA members, which provide the ECA members with the right to the maximum future insured government pension benefit. The aforementioned amount is a portion of a total amount of contributions of USD 1,966,294 paid by Alcon to the social security systems.
3The STI award disclosed is the amount earned for the performance year 2025. It will be paid in March 2026 in cash.
4The amounts of the 2025-2027 LTI awards represent the total value of the target number of PSUs granted to the CEO and six active ECA members on February 18, 2025 using the applicable exchange rate as of the last business day of the prior year pursuant to standard company practice for all LTI recipients. The value of the PSUs is based on the closing price of the underlying Alcon share on the date of grant of USD 89.45. In accordance with Swiss market practice, the target value of the PSU at grant, reflects the assumption that the awards will vest at 100% achievement, excluding any share price movement that may occur over the performance period. The future payout will be determined only after the conclusion of the performance period in three years (i.e. at the end of 2027) and the awards will vest in February 2028. The payout range is between 0% and 200% of the target number of PSUs.
5The amounts of other benefits include the contractual Company-paid benefits, values of benefits in kind, payments made and payments or values to ECA members for the relevant period in 2025, including car allowance, other transportation expenses and global mobility benefits for international assignment (e.g., housing, schooling, tax equalization, cost of living adjustment and other international relocation benefits).
6Payments to the CEO are made in CHF and ECA members received payments in CHF and/or USD. The amounts were converted for the purpose of this presentation at the rate of 1 CHF : 1.203645 USD.

ECA Compensation Payments 2024
The following Exhibit 20 sets forth the total compensation received by the CEO (highest paid member of the ECA) and the aggregate total compensation received by all of the other ECA members for the period from January 1, 2024 to December 31, 2024. In 2024, Ms. Martin was appointed as a new ECA member after Ms. Lin stepped down as an ECA member ahead of her retirement in March 2025. No special payments or equity awards were made to Ms. Martin upon the start of her new role. Mr. Bell assumed a new role in the Company (continuing on the ECA). All changes were effective September 1, 2024.
The compensation Alcon paid to the ECA members in 2024 remained within the approved Say-On-Pay budget.
Exhibit 20

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
3The STI award disclosed is the amount earned for the performance year 2024. It was paid in March 2025 in cash. Ms. Lin and Ms. Martin's STI awards are included for their respective time periods as an ECA member.
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

Outcome of Performance Awards 2025
2025 Short-Term Incentive

NET SALES
Alcon's sales were below target. In Surgical, Implantables and Consumables results reflect soft market conditions and competitive pressures, partially offset by the launch of PanOptix Pro. In Equipment, declines in legacy products in the first half of the year were partially offset by sales of the recently launched Unity VCS.
In Vision Care, Contact Lens results were driven by price increases and product innovation, including our toric and multifocal modalities, partially offset by declines in legacy products. Ocular Health was led by our portfolio of dry eye products, including Systane and TRYPTYR.

CORE OPERATING INCOME
Core operating income was below target as softer-than anticipated market conditions and competitive pressures in Implantables tempered top‑line momentum. Additionally, SG&A expense was higher year-over-year as we invested behind new product launches.

FREE CASH FLOW
Free Cash Flow for 2025 exceeded the target as stronger‑than‑anticipated cash generation from operating activities provided a meaningful uplift.
Exhibit 21 shows the weighting, target and payout level for the 2025 STI.
Exhibit 21

Performance Metric	Weighting	2025 Target[1] ($ millions)	2025 Actual Achievement[1,2] ($ millions)	Payout Level	Weighted Payout[3]
Net Sales	40%	10,309	10,053	75%	30%
Core Operating Income[4]	40%	2,213	2,031	59%	23%
Free Cash Flow[4]	20%	1,715	1,835	135%	27%
BPF	100%				80%
1Expressed at the exchange rates prevalent at the time of Board approval to reflect operational performance.
2Excludes the impact of acquisitions, divestitures and certain non-recurring items as applicable in accordance with the short-term incentive plan.
3Rounded to the nearest whole %.
4Core Operating Income and Free Cash Flow are non-IFRS measures. Refer to "Item 6.B. Compensation - Non-IFRS measures as defined by the Company" section for additional information.
Each ECA member has individual performance goals with each having specific measurable objectives and initiatives. In 2025, the Board and Committee continued to incorporate the achievement of Social Impact and Sustainability goals in determining the IPF for ECA members and their overall STI payout. The five focus areas, for which all ECA members share accountability, as outlined in Exhibit 22.
At the end of the year, the Committee assesses each ECA member's achievement of performance objectives to determine their individual performance and IPF which directly impacts the final STI payout amount. An average Individual Performance Factor of 98% was determined for the ECA members excluding the CEO, resulting in an average STI payout of 78% of target.

For 2025, the CEO’s individual performance goals assessment according to the five focus areas is outlined below. Individual performance goals, including Social Impact & Sustainability goals, are set at the beginning of the year and assessed by the Board at the end of the performance year.
Exhibit 22

Focus Areas	Achievements

Win With Customers
•Successfully launched 10 new products including PanOptix Pro, TRYPTYR, Precision7, Systane Pro, Unity VCS/CS and acquired assets Voyager, Vyznova® and Valeda
•Delivered solid financial results despite market headwinds (e.g., tariffs) although results fell below target expectations: Alcon grew +5%. Excluding favorable currency impacts of 1%, Alcon grew at +4% on a constant currency basis[1]
•Surgical grew +4% on a reported and constant currency basis[1] and Vision Care grew +6%, or +5% on a constant currency basis[1]

Deliver Innovation
•Advanced key R&D programs: Unity Dx, TruPlus and Vivity 2.0 which completed milestones ahead of plan
•Overachieved our business development and licensing deal flow targets, resulting in high-impact deals in surgical, vision care and next-generation equipment, including the following acquisitions: Lumithera, Inc, Aurion Biotech, Inc and Cylite Pty Ltd.

Inspire Our People
•Advanced all our culture and talent goals, achieved top quartile engagement scores and above global benchmark top quartile retention levels
•Significant advancements in upskilling and adoption of digital, data and AI; delivered technical training, applied skill building, and digital & data learning resources at scale
•Achieved our 2025 social responsibility five-year commitments and remain on track to achieve commitments for 2030:
•Overachieved our low-middle-income-country program goal: Helped improve vision for over 1.6m patients; completed the delivery of the 2025 five-year commitment
•Overachieved our Children’s Vision Program goal: Screened and provided spectacles for over 32K children; completed the delivery of the 2025 five-year commitment
•Achieved our GHG emissions reduction toward 112 t/terajoules[2]; on track for 2030
•Overachieved estimated landfill diversion rate, achieving greater than 99% for non-hazardous waste[2]; on track for 2030

Drive Efficiency
•Completed milestones for end to end process efficiency program, exceeding targets for electronic order processing, touchless orders, improved credit collection and dispute process cycle time
•Successfully transformed top 16 Create-to-Make business processes to accelerate development cycle times against benchmarks
•Implemented QMS capability enhancements at targeted manufacturing and design centers as planned, strengthening quality system consistency and execution
•Completed Claims Excellence milestones, enhancing the quality, efficiency and speed of our go-to-market claims process

Execute Our Growth Plan With Integrity
•Reinvested in the core business for long-term value (e.g., sales and marketing investments behind new product launches, R&D, acquisitions while offsetting external pressures)
•Grew core operating income[1,3,4] to $2.0 billion and core diluted EPS[1,3,4] to $2.95, while delivering $1.8b of free cash flow [1,3,4]
•Completed a $750 million share repurchase program, paid an approximate 10% dividend, and grew free cash flow by 12%. In 2025, Alcon equity traded in-line with both its global and direct peers (ex J&J), though below the MedTech index

1Constant currency, free cash flow and core results such as core operating income and core diluted EPS are non-IFRS measures. Refer to "Item 6.B. Compensation - Non-IFRS measures as defined by the Company" section for additional information.
2As of Nov 2025, December 2025 results not yet available. GHG emission as of Nov 2025 108 t/terajoules
3Adjusted to exclude M&A (Aurion, LumiThera)
4Expressed at the exchange rates prevalent at the time of Board approval to reflect operational performance

CEO Assessment and Payout
Although our CEO delivered strong performance in non-financial focus areas, the Board and Committee considered this in light of the below target financial performance in 2025 and have assessed Mr. Endicott’s IPF at 90%, resulting in an overall STI payout of 72% of target.

STI Target Amount		Business Performance Factor		Individual Performance Factor		STI Payout

$1,710,862 (120% of annual base salary)	x	80%	x	90%	=	$1,231,820

2023-2025 Long-Term Incentive
The 2023-2025 LTI awards for the CEO and other ECA members vest in 2026. The Alcon LTI program for the ECA consists of 100% PSUs. PSUs vest based on achievements against four metrics: Net sales CAGR, Core diluted EPS CAGR, Share of Peers and Innovation, weighted equally. Alcon undertakes a rigorous goal setting process to establish ambitious goals while balancing against incentivizing excessive risk taking and the approach is explained above under section "Goal Setting Approach". We have summarized the performance of our PSU metrics including robust disclosures for our non-financial metrics and actual achievements for the financial metrics.

NET SALES CAGR
Over the three-year performance period, Alcon's net sales exceeded target. In Surgical, Consumables benefited from steady cataract and vitreoretinal markets. In Implantables, we saw growth in ATIOLs in international markets. In Equipment/other, we saw an acceleration with sales of recently launched equipment, including Unity VCS. In Vision Care, Contact Lenses benefited from product innovation, including the Precision1 and Total30 families, as well as the continued strength of Dailies Total1, and price. In Ocular Health, we saw continued growth primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears.

CORE DILUTED EPS CAGR
Over the three-year performance period, core diluted EPS grew at a compounded annual growth rate that exceeded the target. This was driven by strong sales and operating leverage, as sales growth outpaced expense growth. Our transformation program, which was completed in the fourth quarter of 2023, has enabled the optimization of our cost structure, delivering leverage while we continued to invest in research and development and sales and marketing. This performance was achieved despite macroeconomic headwinds, including inflationary pressures, geopolitical uncertainty and tariffs.

SHARE OF PEERS
In Vision Care, our growth in contact lenses has outpaced the market, mainly driven by our innovative portfolio, including the Precision1, Precision7 and Total30 families, specifically our specialty lenses. However, we fell short of our share-expansion target in Contact Lens primarily due to competitive pressure in the Dailies category, as well as growth of private label, particularly in the international market. In Ocular Health, our Systane MDPF artificial tears has outpaced preservative-free category growth, but due to competitive launches and overall pricing pressure we didn’t hit our share gain targets.
In Surgical, Alcon gained share in the phaco and vitreoretinal cassette packs, as measured by our sales of phacoemulsification fluidics management systems, driven by our recent launches of Unity VCS equipment. In ATIOLs, where Alcon already has leading share positions in most markets, Alcon trailed market growth, but stabilized US trifocal market share with the recent launch of PanOptix Pro.

Segments	# of Product Categories	Weighting	Share Data Source
Vision Care	2	45%	Gfk-Value/IRI, Amazon, Nielsen, IQVIA
Surgical	4	55%	MarketScope

INNOVATION
We have continued to execute on our research and development strategy to meet innovation milestones. During this 2023-2025 PSU cycle, we focused on the timeline and total product cost categories, primarily due to innovation-stage of our development programs. Innovation program achievements during this period included advancing key Surgical equipment pipeline projects, progressing key Vision Care programs, including first commercial launch of Precision7 Sphere. Key innovation milestones in the Surgical and Vision Care segments are outlined below:
Exhibit 23

Milestone Categories	Key Highlights

Timeline Measure the on-time completion of key product development activities	Exceeded expectations by achievement of timeline targets for multiple Surgical and Vision Care development programs

Total Product Cost Measures the ability to meet unit cost targets	Delivered total product cost targets for Precision1 Sphere and achieved the overall equipment effectiveness target on pre-defined manufacturing line

Exhibit 24

Performance Metric	Weighting	Target	Actual Achievement	Payout Level	Weighted Payout %[1]
Net Sales CAGR[2]	25%	6.4%	8.0%	164%	41%
Core diluted EPS CAGR[2,3]	25%	14.1%	21.1%	200%	50%
Share of Peers	25%	Restricted Data[4]	Restricted Data[4]	35%	9%
Innovation	25%	Commercially Sensitive[5]	Commercially Sensitive[5]	150%	38%
PSU payout (0-200%)					137%
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
Based on our results, the performance factor for the 2023-2025 PSU award was 137%.

Equity Instruments Granted to the ECA Members
Equity Instruments Granted in 2025
The PSU Awards for the performance period 2025-2027 were granted on February 18, 2025 to the CEO and the six other members of the ECA. The number of PSUs are set out in Exhibit 25 below. The values of the awards are based on the closing price of the underlying Alcon share on the date of grant and disclosed in section "ECA Compensation Payments 2025", Exhibit 19.
Exhibit 25

Number of Units Granted to	2025 PSUs Based on the 2025-2027 LTI Target Award[1]
David J. Endicott, CEO	84,259
Other ECA members	116,411
Total	200,670
1The values of the awards in PSUs are disclosed under "ECA Compensation Payments 2025" (Exhibit 19).
Equity Instruments Granted in 2024
The PSU Awards for the performance period 2024-2026 were granted on February 21, 2024 to the CEO and the six other members of the ECA. The number of PSUs are set out in Exhibit 26 below. The values of the awards are based on the closing price of the underlying Alcon share on the date of grant and disclosed in section "ECA Compensation Payments 2024", Exhibit 20.
Exhibit 26

Number of Units Granted to	2024 PSUs Based on the 2024-2026 LTI Target Award[1]
David J. Endicott, CEO	101,469
Other ECA members	120,946
Total	222,415
1The values of the awards in PSUs are disclosed under "ECA Compensation Payments 2024" (Exhibit 20).

Share Ownership of the ECA Members
The number of Alcon shares or share-based units held by ECA members and “persons closely linked” (as defined below) to them as of each of December 31, 2025 and December 31, 2024 is set out in the Exhibit below. As of each of these dates, no ECA members, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon.
Exhibit 27

Number of Units	December 31	Vested Shares	Unvested Target PSUs	Total
David J. Endicott	2025	269,775	287,898	557,673
	2024	207,111	275,279	482,390
Laurent Attias	2025	21,913	37,024	58,937
	2024	22,619	35,978	58,597
Ian Bell	2025	47,490	62,339	109,829
	2024	30,232	59,449	89,681
Leon Sergio Duplan Fraustro	2025	25,133	50,870	76,003
	2024	22,473	49,349	71,822
Kim Martin	2025	35,725	58,062	93,787
	2024	12,030	66,715	78,745
Rajkumar Narayanan	2025	48,829	51,694	100,523
	2024	37,827	48,254	86,081
Timothy C. Stonesifer	2025	140,546	101,296	241,842
	2024	134,234	98,245	232,479
Total	2025	589,411	649,183	1,238,594
	2024	466,526	633,269	1,099,795
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

Payments to Former Members of the ECA
Effective September 1, 2024, Ms. Lin stepped down as an ECA member ahead of her retirement in March 2025. Thereafter, she received contractually agreed remuneration comprising of outstanding base salary, pensions costs, other global mobility benefits and tax equalization payments of CHF 360,708 during the period of 2025 when she was no longer an ECA member. No payments (or waivers of claims) other than those set out in Exhibit 19 (including the related notes) under section "ECA Compensation Payments 2025" were made to current members of the ECA or to “persons closely linked” to them.
Loans to Members of the ECA
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the ECA or to “persons closely linked” to them. As a result, no loans were granted in 2025, and none were outstanding as of December 31, 2025.
Persons Closely Linked
Persons closely linked to members of the ECA are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, (iv) any legal or natural person who is acting as their fiduciary or agent and (v) family trusts.
Compensation Expense 2025
The total expense for the year 2025 for compensation awarded to ECA members, using International Financial Reporting Standards (IFRS) measurement rules, is presented in Note 24 to the Company’s audited Consolidated Financial Statements. The numbers for compensation expense in Note 24 may differ from the numbers reported in this 2025 Compensation Report due to the accounting and disclosure standards applied.
Alcon Share-Based Units Awarded to Alcon Associates in 2025
In the financial year 2025, the total of approximately 2.6 million restricted shares, RSUs and target PSUs (all unvested) were granted, and approximately 1.8 million Alcon shares vested and were delivered to Alcon associates under the various equity-based incentive or participation plans. Current unvested equity instruments (restricted shares, RSUs and target PSUs) represent approximately 1% of issued shares. Alcon delivers treasury shares to associates to fulfill these obligations.
ECA Mandates Outside of Alcon
Pursuant to Swiss law, the Compensation Report must specify the functions of the ECA members in other for-profit undertakings. According to article 34 of Alcon's Articles of Incorporation, there are limitations as to the number of mandates outside of Alcon that each of our ECA members may have. As of December 31, 2025, the following external mandates in for-profit undertakings are subject to these limitations. Listed companies are denoted with an asterisk (*).
Exhibit 28

Kim Martin	Accentcare, Inc.	Board member
Timothy C. Stonesifer	Insulet Corporation*	Board member
Other members	None

Board of Directors Compensation 2025

Compensation Framework – Components of Board Pay
The Board compensation was set at a level that allowed for the attraction and appointment of high-caliber talent for Board roles with the relevant background and skills, including global experience in the medical devices and ophthalmology industries. The Board is comprised of both Swiss and international members. At the 2025 AGM, Dr. Raquel C. Bono did not stand for reelection to Alcon's Board, and Ms. Deborah Di Sanzo was elected as a new Board member effective September 1, 2025.
Non-executive Board members receive a base fee, with additional fees for roles such as Chair and/or member on the Board committees. The Vice Chair also receives an additional fee. The Board Chair does not receive additional fees for work in committees. David J. Endicott, the CEO of Alcon, does not receive any fees for his Board membership. Mr. Endicott is compensated as a member of the ECA, and his compensation is disclosed in section "ECA Compensation 2025." No increase was made to Board compensation in 2025.
The following table sets out the compensation for the non-executive members of the Board from the 2025 AGM to the 2026 AGM:
Exhibit 29

Board Function	USD[1]	CHF
Annual base fee:
Board Chair	1,384,192	1,150,000
Board member base fee (Board retainer fee)	246,747	205,000
Additional fees:
Vice Chair	48,146	40,000
Chair of the Audit and Risk Committee	84,255	70,000
Chair of the Compensation Committee	72,219	60,000
Chair of the Governance and Nomination Committee	72,219	60,000
Chair of the Innovation Committee	72,219	60,000
Member of the Audit and Risk Committee	42,128	35,000
Member of the Compensation Committee	36,109	30,000
Member of the Governance and Nomination Committee	36,109	30,000
Member of the Innovation Committee	36,109	30,000
1The Board fees are converted at the rate of 1.0 CHF : 1.203645 USD.
In 2025, the following framework applied to the compensation of non-executive Board members:
•Fifty percent of the total fees is paid in shares on a mandatory basis in two installments: September 2025 and March 2026;
•Fifty percent of the total fees is paid in cash in four installments: June, September and December 2025 and March 2026;
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
Exhibit 31

Authority Levels in Board Compensation	CC3	Board	AGM
Board compensation policy and principles
Board Chair compensation*
Other Board member compensation
Share ownership requirements for Board members
Maximum aggregate compensation of the Board members
Compensation Report of the company

– Recommend	– Propose	– Approve
1binding vote
2advisory vote
3the Compensation Committee
*Board Chair does not participate in discussions/approvals regarding Board Chair compensation
The Corporate Governance Report in "Item 6.C. Board Practice" of this Annual Report provides further details to the authorities of the Committee.

Independence of Members of the Compensation Committee
Each of the members of the Committee meets the independence criteria set forth in our Board Regulations. Effective from the 2024 AGM, the Committee has been comprised of the following four members: Karen J. May (Chair), Thomas H. Glanzmann, Scott Maw and Ines Pöschel. At each AGM, the shareholders elect the members of the Committee individually for a term of office of one year. The Board then nominates the Committee Chair. Our Articles of Incorporation permit re-election to the Committee. Alcon's 2025 Corporate Governance Report contained in Item 6.C. of the Alcon 2025 Annual Report, provides details regarding the members of the Board and the independence criteria for Board members. The Board Chair, the CEO and the Secretary of the Board may attend the Compensation Committee meetings by invitation but are not present when decisions concerning their own interests are made.
The Compensation Committee’s External Advisors
During 2025, the Committee retained Willis Towers Watson ("WTW") as its external compensation advisor. For the same period, the Committee also retained HCM International (Switzerland) ("HCM") for advice with regard to Swiss compensation matters. The Committee appointed each of them in 2019 following a thorough process of evaluating proposals from various consulting firms. During 2025, WTW provided additional services to Alcon including consulting services related to compensation, pension and benefit programs. During the same period, HCM did not provide additional services to Alcon.
The Committee conducted a review of the support received from the selected external advisors and is satisfied with the result of the work completed in 2025. At least annually, the Committee will evaluate the quality of the consulting services received and the need to use specific advisors.
Compensation of the Members of the Board of Directors
Board Compensation 2025
Exhibit 32 outlines the total compensation received by non-executive members of the Board during 2025.
The disclosed compensation represents:
•The fees paid to the members of the Board in March 2025, which was the last installment of the fees for their term of office up to the 2025 AGM; and
•The fees paid up to December 31, 2025 for their term of office from the 2025 AGM to the 2026 AGM.
The installment of the fees paid in March 2025 completed the delivery of all fees due for the term of office from 2024 AGM to the 2025 AGM. The total of fees paid for that term remained within the approved budget.
The fees paid between the 2025 AGM and December 31, 2025 to the members of the Board of Directors are only a part of the total fees they will receive for the service on the Board during the term of office from the 2025 AGM to the 2026 AGM (three of four installments). In accordance with our normal payout schedule, a further payment of fees in cash and shares will be made in March 2026. The board fee structure did not change from 2024 to 2025, variance in 2025 compensation is primarily due to the differences in cash and shares election from year to year.
The CEO of Alcon, David J. Endicott, is not included in this Exhibit 32 as he is not compensated for his Board membership. Mr. Endicott is compensated as a member of the ECA, and his compensation is disclosed in section "ECA Compensation 2025."

Exhibit 32

Board Members, Functions[1]	Payment in Cash	Tax, Other Cash and Other Payments[2]	Payment in Shares[3]	Number of Shares[4]	Total Fees 2025
F. Michael Ball Board Chair, member GNC	692,096	175,459	519,021	5,953	1,386,576
Lynn D. Bleil Chair IC, member ARC	176,033	45,245	128,589	1,485	349,867
Raquel C. Bono[5] Member IC	26,518	22,139	66,253	660	114,910
Arthur B. Cummings Member IC	141,428	73,796	98,250	1,127	313,474
Deborah Di Sanzo[6] Member ARC	66,953	11,589	34,676	450	113,218
Thomas H. Glanzmann Member IC, GNC, CC	—	27,067	354,165	4,037	381,232
D. Keith Grossman Vice Chair, Chair GNC, member IC	—	103,126	301,903	3,462	405,029
Scott H. Maw Chair ARC, member CC	183,556	45,981	137,575	1,578	367,112
Karen J. May Chair CC, member ARC	—	93,318	270,091	3,097	363,409
Ines Pöschel Member GNC, CC	159,483	14,850	150,828	1,730	325,161
Dieter P. Spälti Member ARC	108,328	20,265	204,494	2,243	333,087
Total fees paid in 2025 in USD	1,554,395	632,835	2,265,845	25,822	4,453,075
Total fees paid in 2025 in CHF[7]	1,291,407	525,765	1,882,486	25,822	3,699,658
1Board Committees: “ARC” Audit and Risk Committee; "CC" Compensation Committee; “GNC” Governance and Nomination Committee; “IC” Innovation Committee. F. Michael Ball does not receive an additional fee as a member of the GNC.
2These amounts represent the values of tax and, if applicable, social security due upon the allocation of shares, which were delivered in cash to the accounts. They were then deducted and paid to the applicable authorities. Further, the amounts include the residual amount of cash resulting from rounding down the number of shares to the next whole share. Additionally, these amounts include (i) an amount of USD 23,149 for mandatory employer contributions paid by Alcon to governmental social security systems, which provides the relevant members of the Board with a right to the maximum future insured government pension benefit (this amount is a part of total mandatory employer contributions of USD 86,931 to the governmental social security systems), (ii) USD 22,515 paid to Dr. Cummings (or his related entities) for consulting services, including assistance with clinical trials that Dr. Cummings, as an ophthalmologist, provided to Alcon (these services were unrelated to Dr. Cummings' board service), and (iii) expenses related to Board member spouses not exceeding CHF 2,000 per director.
3The amounts in USD represent the converted value in CHF based on the Alcon shares granted on February 28, 2025 at the closing price of CHF 83.40 per share on the date of grant and on September 1, 2025, at the closing price of CHF 64.02. The shares granted are listed on the SIX Swiss Exchange.
4The total number of shares reported were delivered to each Board member in (i) the second installment of the fee in shares in March 2025 (2024 AGM - 2025 AGM), and (ii) the first installment of the fee in shares (term 2025 AGM - 2026 AGM). The second and final installment in shares for the services from the 2025 AGM to the 2026 AGM will be delivered in March 2026.
5Payments made to Dr. Bono for the period between January 1, 2025 to May 5, 2025.
6Payments made to Mrs. Di Sanzo for the period between September 1, 2025 to December 31, 2025.
7The payments in cash were made in Swiss Francs (CHF). For consistency they are reported in USD as all compensation in this 2025 Compensation Report. The amounts in CHF were converted to USD at the exchange rate of 1.0 CHF : 1.203645 USD. All amounts are before deductions of social security contributions and income tax paid by the Board members.

Board Compensation 2024
The following Exhibit 33 sets out the total compensation received by non-executive members of the Board during 2024.
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
The fees paid between the 2024 AGM and December 31, 2024 to the members of the Board of Directors were only a part of the total fees they received for the service on the Board during the term of office from the 2024 AGM to the 2025 AGM (three of four installments). In accordance with our normal payout schedule, a further payment of fees in cash and shares was made in March 2025.
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
Share Ownership of the Members of the Board of Directors
The number of Alcon shares held by members of the Board and “persons closely linked” to them as of December 31, 2025 are set out in Exhibit 34 below. As of this same date, no Board member, either individually or together with “persons closely linked”, owned 1% or more of the outstanding shares of Alcon. The CEO of Alcon and Board member, David J. Endicott, is not included in this Exhibit as his share ownership is disclosed in Exhibit 27.
The number of shares held as of December 31, 2024 is shown for comparison.
Exhibit 34

Board member	2025 Total Shares	2024 Total Shares
F. Michael Ball	70,319	64,366
Lynn D. Bleil	12,421	10,936
Arthur B. Cummings	9,518	6,831
Deborah Di Sanzo	450	N/A
Thomas H. Glanzmann	29,593	24,306
D. Keith Grossman	21,766	18,304
Scott H. Maw	18,841	17,263
Karen J. May	41,418	28,321
Ines Pöschel	13,812	12,082
Dieter P. Spälti	35,322	27,079
Total[1]	253,460	209,488
1 2024 total excludes the 4,331 shares owned by former Board member Raquel C. Bono
Additional Disclosures
Loans to Board Members
Alcon’s Articles of Incorporation and corporate policies do not permit loans to current or former members of the Board or to persons closely linked to them. No loans were granted in 2025, and none were outstanding as of December 31, 2025.
Other Payments to Current and Former Board Members
No payments (or waivers of claims) other than those set out in Exhibit 32 (including the related notes) under section "Board Compensation 2025" were made to current or former Board members or to persons closely linked to them.
Persons Closely Linked
Persons closely linked to members of the Board are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, (iv) any legal or natural person who is acting as their fiduciary or agent and (v) family trusts.

Mandates Outside of Alcon
Pursuant to Swiss law, the Compensation Report must specify the functions of the Board members in other for-profit undertakings. According to article 34 of Alcon's Articles of Incorporation, there are limitations as to the number of mandates outside of Alcon that each of our directors may have. As of December 31, 2025, the following external mandates in for-profit undertakings are subject to these limitations. Listed companies are denoted with an asterisk (*).
Exhibit 35

F. Michael Ball	None
Lynn D. Bleil	Amicus Therapeutics*	Board member
	Sonova Holding AG*	Board member
Arthur B. Cummings	Arthur Cummings Eye Clinic Ltd.	Board member
	Ocumetra Ltd	Chairman
	Wellington Eye Clinic	Board member
Deborah Di Sanzo	Best Buy Health, Inc.	President
David J. Endicott	None
Thomas H. Glanzmann	Glanzmann Enterprises AG	Board member
	Medtech Ventures Partners	Partner
D. Keith Grossman	Outset Medical, Inc.*	Board member
	Supira Medical, Inc.	Board member
Scott H. Maw	Avista Corporation*	Board member
	Chipotle Mexican Grill, Inc.*	Non-Executive Chairman
Karen J. May	Ace Hardware Corporation	Board member
	Solventum Corporation *	Board member
Ines Pöschel	Belimo Holding AG*	Board member
	dormakaba Holding AG*	Board member
	Graubündner Kantonalbank*	Board member
	Reichle Holding AG	Board member
	Governance Boutique GmbH	Managing Director
Dieter P. Spälti	LBK Capital Group	CEO
	Spectrum Value Management Ltd.[1]	Vice Chairman
	SCI-Schweiz Cement Industrie AG1	Board member
	SEO Management AG1	Board member
	SAG AG1	Board Member
	IHAG Holding AG	Vice Chairman
1Under common ownership

Outlook for 2026

ECA Compensation
The Committee is committed to a strong pay for performance framework to align executive compensation with shareholder interests. An anchor point of our philosophy is to offer market competitive compensation closer to the median of our peer group. To achieve this goal, the Committee continuously reviews and benchmarks Alcon's compensation against a global peer group (42% International, 58% US, see "Peer Group" section for details).
Based on the Company’s business strategy, compensation philosophy and the analysis of peer group compensation practices, below are the key features of ECA compensation for 2026:
•Same overall structure of ECA compensation as compared to 2025 (base salary, STI, performance-based LTI and benefits) with most of compensation opportunity tied to long-term performance results;
•The Committee will continue to review ECA target compensation positioning in 2026 in the context of Alcon’s performance, a steadily increasing peer group median, evolving talent market and the Company’s compensation philosophy, while continuing to reinforce strong pay for performance alignment;
•Continuation of robust share ownership requirements; and
•No material changes to benefits provisions.
Board Compensation
The Board compensation framework will remain unchanged for the upcoming term of office 2026 AGM to the 2027 AGM, including:
•The overall framework of Board compensation from the 2025 AGM to the 2026 AGM will be carried forward to the term from the 2026 AGM to 2027
•In 2025, the Board conducted a benchmarking study of Alcon's Board pay against other Swiss Market Index ("SMI") companies and determined that our Board pay is below the median level of SMI companies. The Board intends to propose compensation changes for the Board retainer fees at the 2026 AGM for the 2026-2027 AGM term in alignment with SMI peers; and
•The payment of fifty percent in shares (mandatory) and a voluntary election of a higher percentage in shares will continue.
Shareholder Vote at the 2026 AGM
In accordance with Article 29 of the Articles of Incorporation (http://investor.alcon.com/governance//default.aspx), the Board will ask shareholders at the 2026 AGM meeting to cast a binding vote on:
•Compensation for non-executive Board members for their term from the 2026 AGM to the 2027 AGM.
•Compensation for ECA members for the 2027 financial year.
Additionally, shareholders will cast an advisory vote on the 2025 Compensation Report. Article 30 of the Articles of Incorporation also allow for extra compensation when adding new ECA members. The exhibit below outlines the 2026 AGM proposal and the relevant compensation periods.

Compensation Proposals for Shareholder Approval at 2026 AGM
Exhibit 36 - Compensation Proposals for Shareholder Approval at 2026 AGM
Binding Vote

1	Board compensation for the upcoming period Binding vote on total aggregate Board compensation (budget) for the 2026 AGM - 2027 AGM period	2	ECA compensation for financial year 2027 Binding vote on total aggregate ECA compensation (budget) for Financial Year 2027

Advisory Vote

3	2025 Compensation Report Advisory vote on the 2025 Compensation Report

Non-IFRS measures as defined by the Company

Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies and free cash flow.
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
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, product discontinuation charges, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, fair value remeasurements of investments in associated companies and certain acquisition related items. The following items that exceed a threshold of $10 million, are not operating expenses necessary to the operation of the business and have costs that will vary over periods are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for certain items such as legal settlements in certain jurisdictions.
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
Constant currency
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

Net sales by segment

	2025 compared to 2024
			Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)

Total Surgical	5,751	5,522	4	4
Total Vision Care	4,568	4,314	6	5
Net sales	10,319	9,836	5	4
(1)Constant currencies is a non-IFRS measure. Refer to "Item 6.B. Compensation—Non-IFRS measures as defined by the Company" section for additional information.

Reconciliation of IFRS results to core results (non-IFRS measure)
2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Gains on investments in associated companies(4)	Acquisition and integration related items(5)	Legal items(6)	Product discontinuation(7)	Other items(8)	Core results (non-IFRS measure)
Gross profit	5,745	681	—	—	1	—	44	—	6,471
Operating income	1,360	696	2	(142)	58	21	44	—	2,039
Income before taxes	1,160	696	2	(142)	58	21	44	5	1,844
Taxes(9)	(180)	(124)	—	—	(12)	(5)	(10)	8	(323)
Net income	980	572	2	(142)	46	16	34	13	1,521
Net income attributable to:
Shareholders of Alcon Inc.	980	572	2	(142)	46	16	34	13	1,521
Non-controlling interests	—	—	—	—	—	—	—	—	—
Basic earnings per share ($)(10)	1.99								3.08
Diluted earnings per share ($)(10)	1.98								3.07
Basic - weighted average shares outstanding (millions)(10)	493.2								493.2
Diluted - weighted average shares outstanding (millions)(10)	496.2								496.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Divestment of product rights(3)	Acquisition and integration related items(5)	Other items(8)	Core results (non-IFRS measure)
Gross profit	5,512	662	—	—	3	—	6,177
Operating income	1,413	667	9	(57)	3	(8)	2,027
Income before taxes	1,256	667	9	(57)	3	(8)	1,870
Taxes(9)	(238)	(119)	—	2	(1)	1	(355)
Net income	1,018	548	9	(55)	2	(7)	1,515
Net income attributable to:
Shareholders of Alcon Inc.	1,018	548	9	(55)	2	(7)	1,515
Non-controlling interests	—	—	—	—	—	—	—
Basic earnings per share ($)(10)	2.06						3.06
Diluted earnings per share ($)(10)	2.05						3.05
Basic - weighted average shares outstanding (millions)(10)	494.4						494.4
Diluted - weighted average shares outstanding (millions)(10)	497.5						497.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)For 2024, includes a net gain related to the divestment of certain product rights in China.
(4)For 2025, includes gains on fair value remeasurements of investments in associated companies.
(5)For 2025, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes $46 million of direct acquisition costs and $11 million of integration related costs related to acquisitions. Acquisition costs primarily include third party professional services for legal, banker, due diligence and accounting fees. Integration related costs include accelerated equity-based compensation expense of $4 million, third party professional services of $4 million and severance of $3 million.
For 2024, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition.
(6)For 2025, includes provisions for legal matters.
(7)For 2025, includes charges related to the discontinued commercialization of a product in the Vision Care reportable segment, including $43 million for the full impairment of the intangible asset and $1 million in related costs, primarily related to inventory provisions.
(8)For 2025, Income before taxes includes core adjustments recognized for Aurion in Share of (loss) from associated companies. The expenses were incurred upon change in control from Alcon's acquisition of a majority interest in Aurion and include accelerated equity-based compensation expense of $2 million, third party professional services of $2 million for legal and accounting fees and third party bank fees of $1 million.
For 2024, Operating income includes fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets, partially offset by the amortization of option rights.
(9)For 2025, total tax adjustments of $143 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Operating income core adjustments totaled $679 million. Excluding the non-taxable gain of $136 million on fair value remeasurement of Alcon's investment in Aurion, core adjustments to operating income totaled $815 million. The associated tax effect amounted to $151 million with an average tax rate of 18.5%. Core tax adjustments for discrete tax items totaled $8 million.
For 2024, tax associated with operating income core adjustments of $614 million totaled $117 million with an average tax rate of 19.1%.
(10)Core basic earnings per share is calculated using core net income attributable to shareholders of Alcon Inc. and the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 7 to the Consolidated Financial Statements.

Free cash flow (non-IFRS measure)
The below table is a summary of free cash flow for 2025 and 2024, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure.

($ millions)	2025	2024
Net cash flows from operating activities	2,271	2,077
Purchase of property, plant & equipment	(543)	(473)
Proceeds from sale of property, plant & equipment	5	—
Free cash flow	1,733	1,604

(This page has been left blank intentionally.)

6.C. BOARD PRACTICE
Corporate Governance
Group Structure and Shareholders
Operational Group Structure
The Company, with its registered office at Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland, is a corporation organized under Swiss law and is the ultimate parent company of Alcon. As of December 31, 2025, the market capitalization of the Company was $38.414 billion (CHF 30.844 billion).
Alcon is the global leader in eye care with $10.3 billion in net sales during the year ended December 31, 2025. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: Surgical and Vision Care. Our Surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our Vision Care business is comprised of various contact lenses, cell therapies to treat ocular diseases and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers. Further information is available under "Item 4. Information on the Company" and Note 4 to the Consolidated Financial Statements.
Listed and Non-listed Companies Belonging to the Alcon Group
The registered shares of the Company are listed on the SIX Swiss Exchange (Valor 43249246 / ISIN code CH0432492467) and the New York Stock Exchange (CUSIP code H01301128). The Company owns directly or indirectly all consolidated entities of Alcon, none of which has its shares otherwise listed.
The following table lists the most significant subsidiaries of the Company, including those entities with total assets or net sales in excess of 5% of the Company’s consolidated total assets or net sales, as applicable, as of December 31, 2025. The referenced share capital may not reflect the taxable share capital and does not include any paid in surplus. Further information regarding the Company’s subsidiaries is disclosed in Note 27 of the Consolidated Financial Statements. The combination of the Company’s subsidiaries disclosed in the table below and in Note 27 of the Consolidated Financial Statements does not cover all subsidiaries of the Company.

Country of Organization/ Entity Name	Equity Interest	Principal Place of Business	Share Capital
China
Alcon (China) Ophthalmic Product Co., Ltd.	100%	Beijing	USD 60,000,000
Japan
Alcon Japan Ltd.	100%	Tokyo	JPY 500,000,000
Switzerland
Alcon Pharmaceuticals Ltd	100%	Fribourg	USD 238,000
United States
Alcon Finance Corporation	100%	Fort Worth, TX	USD 1
Alcon Laboratories, Inc.	100%	Fort Worth, TX	USD 1
Alcon Research, LLC	100%	Fort Worth, TX	—
Alcon Vision, LLC	100%	Fort Worth, TX	—

Significant Shareholders
According to the Alcon share register, the following nominee shareholders held more than 3% of the share capital of Alcon Inc. as of December 31, 2025:

Holder	Number of Shares	Percentage
Cede & Co (DTC nominee), New York, NY (USA)	85,435,247	17.1%
The Bank of New York Mellon, Everett, MA (USA)	23,497,026	4.7%

In addition, according solely to disclosure of shareholdings notifications filed with (i) Alcon and the SIX Swiss Exchange ("SIX Threshold Notifications") pursuant to the obligations set forth in the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading ("FMIA") and the rules and regulations promulgated thereunder or (ii) the SEC, there are three shareholders that held shares representing at least 3% of the Company’s total share capital as of December 31, 2025, but were not registered with the Alcon share register. These shareholders are identified in the table below.
The information required to be included in the SIX Threshold Notifications regarding these shareholders varies from the information required to be included in beneficial ownership statements filed with the SEC (“SEC Notification”).
Interested persons can access the relevant SIX Threshold Notifications online at the SIX Swiss Exchange: https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/
The below table shows the information available to the Company, based on both notification regimes, with respect to shareholders reported to have significant positions in Alcon’s share capital as of December 31, 2025:

Holder	Number of shares and voting rights as per SIX Threshold Notification	Percentage as per SIX Threshold Notification[1]	Number of shares beneficially owned as per SEC Notification[2]	Percentage as per SEC Notification[2]
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	24,679,231[3]	5.06%[3]	29,483,962[4]	6.05%[4]
UBS Group AG Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland	N/A	N/A	25,782,426[5]	5.29%[5]
UBS Fund Management (Switzerland) AG Aeschenvorstadt 1 CH-4051 Basel, Switzerland	29,206,327[6]	5.845%[6]	N/A	N/A

1     Percentages indicated in this column have been established based on the share capital of the Company registered with the commercial register of the Canton of Fribourg on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. Furthermore, according to the FMIA, this shareholder is required to notify Alcon and the SIX Swiss Exchange only at the time it reaches, exceeds or falls below any of the thresholds set forth in the FMIA; therefore, its shareholding as of December 31, 2025 may differ from the figures indicated as per the contents of the relevant SIX Threshold Notification.
2    In general, under SEC rules, "beneficial ownership", for the purposes of this column, refers to shares that an entity had the power to vote or the power to dispose of and shares that such entity or individual had the right to acquire within 60 days after December 31, 2025. Information in this column is current as of February 16, 2026.
3    Based solely on a SIX Threshold Notification dated November 9, 2019. This figure does not include its derivative position.
4    Based solely on a Schedule 13G filed with the SEC on April 23, 2025.
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
Capital Structure
Share Capital
As of December 31, 2025, the share capital of Alcon Inc. was CHF 19,988,000, fully paid-in and divided into 499,700,000 registered shares, each with a nominal value of CHF 0.04.
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
Capital Range and Conditional Share Capital
Under the capital range, and until May 5, 2028 or an earlier expiry, the Board has the authority to increase or decrease the share capital ranging from CHF 18,988,600 (lower limit) to CHF 21,986,800 (upper limit). The capital increase or decrease may be effected by (A) issuing up to the lower of (i) 49,970,000 fully paid-in registered shares and (ii) 10% of the share capital at the time of increase or (B) cancelling up to 24,985,000 registered shares, as applicable. The Board is further authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties, the Company or any of its group companies, for the purposes of (a) raising equity capital, (b) acquisition transactions, (c) broadening the shareholders constituency in certain financial or investor markets or (d) Board, executive management, associates, advisors or other participation programs. Further details, including the terms and conditions of a capital increase, or decrease, respectively, can be found in Articles 4a and 4c of the Articles of Incorporation, available at https://s1.q4cdn.com/963204942/files/doc_downloads/governance_doc/2023/Alcon-AG-Articles-EN.pdf.
The Board can also rely on a conditional share capital instrument in its Articles of Incorporation through which the share capital may be increased in an amount not to exceed CHF 1,998,800, by the issuance of up to 49,970,000 fully paid-in registered shares through the voluntary or mandatory exercise of conversion, exchange, option, warrant, subscription or other rights granted to or imposed on shareholders or third parties alone or in connection with the issuance of bonds, notes, options, warrants or other similar securities or contractual obligations of the Company or its affiliates. The conditional share capital may be used for the same purposes as stated in the preceding paragraph in connection with the capital range. Further details, including the terms and conditions of a capital increase, can be found in Articles 4b and 4c of the Articles of Incorporation, available at https://s1.q4cdn.com/963204942/files/doc_downloads/governance_doc/2023/Alcon-AG-Articles-EN.pdf.
The introduction of the capital range and the conditional share capital was approved by Alcon's shareholders on May 5, 2023. At year-end 2025, the Board had not made use of the authority under any of the capital range or conditional share capital provisions.
Changes in Capital

	2025	2024	2023	2022
Share capital in CHF	19,988,000	19,988,000	19,988,000	19,988,000
Registered shares	499,700,000	499,700,000	499,700,000	499,700,000
Nominal value per share in CHF	0.04	0.04	0.04	0.04

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
On February 25, 2025, Alcon announced that it would launch a share buyback program for an amount of up to USD 750,000,000. The registered shares to be acquired will be held in treasury and are intended to offset the dilutive effect of registered shares vesting under Alcon's equity-based incentive plans. This share buyback program was completed on January 20, 2026.
Based solely upon shares registered in the Alcon share registry, as of December 31, 2025, approximately 21.46% of the Company's total share capital was held in Switzerland by 74,572 registered shareholders.
Limitations on Transferability and Nominees Registrations
The Articles of Incorporation of the Company do not provide for any limitation on transferability of shares or nominees registration.
Convertible Bonds and Options
As of December 31, 2025, Alcon did not have any convertible bonds, warrants, options or other securities granting rights to Alcon shares.
Board of Directors
Composition
The Board consists of 8 to 13 members according to the Articles of Incorporation. As of December 31, 2025, the size of the Board was 11 members (Dr. Raquel C. Bono did not stand for re-election at the 2025 AGM) and the Board was comprised of the following members (ages listed are as of December 31, 2025):

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
He holds a Bachelor of Science and a Master of Business Administration from Queen’s University in Canada.
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 70 Citizenship: Canada and United States Year of initial appointment: 2019 Expiration of current term of office: 2026

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
Key Competencies: Financial, Healthcare Industry and Regulatory/Public Policy

Age: 62 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2026

Arthur Cummings, M.D.
As a native of South Africa with a large ophthalmology practice in Ireland whose opinion is frequently sought by innovators in ophthalmology, Arthur Cummings, M.D. brings to the Board an international perspective of a physician entrepreneur and practical first-hand knowledge of the innovation that ophthalmologists seek. Dr. Cummings has been a Consultant Ophthalmologist at Beacon Hospital since 2007 and Owner, Medical Director and board member at Wellington Eye Clinic since 1998, both in Dublin, Ireland. Also, he has been a member of the board of directors and the Owner of Arthur Cummings Eye Clinic Ltd. since 2014, Chair of the board of directors of Ocumetra Ltd. since 2025, and member of the board of directors of World College of Refractive Surgery & Visual Sciences since 2024.
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
Key Competencies: Healthcare Industry, Marketing and Technology

Age: 63 Citizenship: Ireland and South Africa Year of initial appointment: 2019 Expiration of current term of office: 2026

Deborah Di Sanzo[1]
An innovative business leader with more than thirty years of experience in the fields of technology and health care, Deborah Di Sanzo brings to the Board extensive experience in digital, artificial intelligence, and the use of cutting-edge technology and healthcare insights to create effective and innovative solutions. Ms. Di Sanzo has served as president of Best Buy Health for Best Buy Co. Inc. since 2020, where she is responsible for the company’s health technology business focused on enabling care at home for everyone. Ms. Di Sanzo held several health care leadership roles prior to joining Best Buy, including General Manager of IBM Watson Health from 2015-2018 and CEO of Philips Healthcare from 2012 to 2014. Deborah is also an instructor at the Harvard T.H. Chan School of Public Health and served on the board of AstraZeneca from 2017 until April 2025. She previously served on the boards of Novanta, Inc. from 2019 to 2022 and ReWalk Robotics Ltd. from 2015 to 2018.

She holds a bachelor’s degree from Merrimack College in Massachusetts and an MBA from Babson’s F.W. Olin Graduate School of Business.
Key Competencies: Global Business Operations, Healthcare Industry and Technology

Age: 65 Citizenship: United States Year of initial appointment: 2025 Expiration of current term of office: 2026

1 Deborah Di Sanzo was appointed as a board member, effective as of September 1, 2025.

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
Key Competencies: Global Business Operations, Healthcare Industry and Marketing

Age: 60 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2026

Thomas Glanzmann
Thomas Glanzmann, a venture capital investor with Medtech Ventures Partners where he evaluates and invests in medical device companies, brings strategic insights and financial and risk management experience to the Board, as well as his decades long experience in the healthcare industry. Thomas Glanzmann is the Founder and has been a Partner at Medtech Ventures Partners since 2017. He was the Non-Executive Chairman of Grifols S.A. from October 2024 to June 2025. He also served as Grifols’ CEO from 2023 to April 2024 and its Executive Chair from 2023 to October 2024. Before those appointments, Mr. Glanzmann served as Grifols’ Vice Chairman from 2017 until 2023, as the Chairman of its Sustainability Committee from 2020 until 2023 and as a director since 2006. He was President and Chief Executive Officer of Gambro AB from 2006 to 2011 and Chief Executive Officer and Managing Director of HemoCue AB from 2005 to 2006. Mr. Glanzmann was Senior Advisor to the Executive Chairman and Acting Managing Director of the World Economic Forum from 2004 to 2005. From 1988 to 2004, Mr. Glanzmann worked in various positions at Baxter International Inc., including President of Baxter Bioscience, Chief Executive Officer of Immuno International Co., Ltd. and President of Europe Biotech Group. In 2004, he was a Senior Vice President and Corporate Officer of Baxter Healthcare Corporation and Baxter World Trade Corporation.
He holds a Bachelor of Science in Political Science from Dartmouth College in the United States, a Master of Business Administration from the IMD Business School in Switzerland and a Board of Directors Certification from the UCLA Anderson School of Management in the United States.
Key Competencies: Global Business Management, Healthcare Industry and Technology

Age: 67 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2026

D. Keith Grossman
Keith Grossman, with nearly 40 years of experience with medical devices and supplies, including as Chief Executive Officer of publicly held medical device and technology companies, brings to the Board his executive and board leadership experience as well as operational and strategic planning expertise in the healthcare industry. He was the Chair at Nevro, Inc. from 2019, serving in a non-executive capacity from October 2023 until Nevro's acquisition in April 2025. Mr. Grossman also served as Nevro's Chief Executive Officer and President from 2019 until March 2023 and as Executive Chair of Nevro until October 2023. He has also been a member of the board of directors of Outset Medical, Inc. since 2014 and Supira Medical, Inc. since October 2025. He was President and Chief Executive Officer of Thoratec Corporation from 1996 to 2006 and from 2014 to 2015 and was a member of the board of directors from 1996 to 2015. Mr. Grossman was Chief Executive Officer and a member of the board of directors at Conceptus, Inc. from 2011 to 2013. He was Managing Director and Senior Advisor at TPG Capital, L.P. from 2007 to 2011. Mr. Grossman also served as a member of the board of directors of ViewRay, Inc. from 2018 to 2021, Zeltiq, Inc., as Lead Director, from 2013 to 2017, Intuitive Surgical, Inc. from 2004 to 2010 and Kyphon Inc. in 2007 and served on a number of private boards of directors.
Mr. Grossman holds a Bachelor of Science in Animal Sciences from The Ohio State University and Master of Business Administration in Finance from Pepperdine Graziadio Business School at Pepperdine University, both in the United States.
Key Competencies: Healthcare Industry, International Supply Chain and Technology

Age: 65 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2026

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
Mr. Maw holds a Bachelor of Business Administration in Accounting from Gonzaga University in the United States.
Key Competencies: Financial, Global Business Operations and Consumer Industry

Age: 58 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2026

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
Key Competencies: Human Capital Management, Financial and Consumer Industry

Age: 67 Citizenship: United States Year of initial appointment: 2019 Expiration of current term of office: 2026

Ines Pöschel
Ines Pöschel brings to the Board not only her experience as a Swiss lawyer, particularly in corporate governance, capital markets and mergers and acquisitions, but her extensive leadership roles in public policy with her appointments on government and public commissions. Ms. Pöschel has served as Of Counsel at Kellerhals Carrard Zurich KIG since 2025, after being a Partner there from 2007 to 2025. Concurrently, as of January 1, 2026, she is an Executive Fellow at International Institute for Management Development. She has been a member of the board of directors of Graubündner Kantonalbank since 2018 and Belimo Holding AG and dormakaba Holding AG since 2023. She was a director of Implenia AG from 2016 until 2022. She earned an ESG Global Designation and Certificate from Competent Boards in 2023. From 2002 to 2007, Ms. Pöschel was a Senior Associate at Bär & Karrer AG. She was a Senior Manager at Andersen Legal LLC from 1999 to 2002. Since 2016, Ms. Pöschel has been a member of the Swiss Federal expert commission for commercial register.
Ms. Pöschel has a Master’s in Law from the University of Zurich in Switzerland, and passed the Swiss Bar Exam in 1996.
Key Competencies: ESG, Legal/Governance and Regulatory/Public Policy

Age: 57 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2026

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
Key Competencies: Financial, Legal/Governance and Technology

Age: 64 Citizenship: Switzerland Year of initial appointment: 2019 Expiration of current term of office: 2026

Board Skills and Expertise
The Board’s composition is regularly reviewed to ensure it reflects the skills and experience needed to oversee the Company’s strategy and evolving business needs. In this context, the Governance and Nomination Committee considers how individual director qualifications contribute to the Board as a whole. The chart below highlights key skills and experience represented on the Board.
Independence and Executive Function
The independence of Board members is a key element of Alcon’s corporate governance framework. Therefore, Alcon has developed a strong set of independence criteria for its Board members based on international best practice standards, including the Swiss Code of Best Practices for Corporate Governance and the NYSE standards, which can be found in the Alcon Board Regulations, available at https://s1.q4cdn.com/963204942/files/doc_governance/2025/Jun/02/Alcon-Regulations_of_Board_6-May-2025_FINAL-w-Charters-WEBSITE-VERSION-03514e.pdf.
The Board assesses the independence of its Board members on a regular basis, at least annually. As of December 31, 2025, all Board members, including the Chair, qualified as independent according to Alcon independence criteria, except for David J. Endicott.
Other than Mr. Endicott, who currently serves as Alcon’s Chief Executive Officer, no Board member was a member of the management of the Company or any other Alcon consolidated subsidiary in the last three financial years up to December 31, 2025.
No Board member has a significant business relationship with the Company or with any other Alcon consolidated subsidiary.
Mr. Endicott is an executive member of the Board by reason of his function as Chief Executive Officer of Alcon. All other members of the Board are non-executive directors since none of them carries out operational management tasks within Alcon.
As of December 31, 2025, none of the Board members held any official government functions or political posts.
Limitations of Number of Mandates
No member of the Board may hold more than ten additional mandates in other companies, of which no more than four shall be in other listed companies. Chairs of the board of directors of other listed companies count as two mandates. Mandates shall mean mandates in comparable functions at other organizations with an economic purpose. Mandates in different legal entities which are under joint control or same beneficial ownership are deemed one mandate. Further details can be found in Article 34 of the Articles of Incorporation, available at https://s1.q4cdn.com/963204942/files/doc_downloads/governance_doc/2023/Alcon-AG-Articles-EN.pdf.

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
The duties of Mr. Ball and Mr. Grossman in their respective functions are described in more detail in Articles 20 and 21, respectively, of the Alcon Board Regulations, available at https://s1.q4cdn.com/963204942/files/doc_governance/2025/Jun/02/Alcon-Regulations_of_Board_6-May-2025_FINAL-w-Charters-WEBSITE-VERSION-03514e.pdf.
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
Delegation to the Executive Committee
The Board has delegated to the Executive Committee the management of the business in accordance with the terms set forth in the Alcon Board Regulations. Such delegation has been formalized in Article 12 of the Alcon Board Regulations and further regulated in a set of internal regulations. Under the lead of the Chief Executive Officer, the Executive Committee is responsible for the management of the business and functions as a coordination committee, independent of any legal entity of the Alcon Group. A non-exhaustive list of the duties assigned to the Executive Committee can be found in Article 23 of the Alcon Board Regulations, available at https://s1.q4cdn.com/963204942/files/doc_governance/2025/Jun/02/Alcon-Regulations_of_Board_6-May-2025_FINAL-w-Charters-WEBSITE-VERSION-03514e.pdf.
Delegation to the Board’s Committees
The Board’s Committees enable the Board to work in an efficient and effective manner, ensuring a thorough review and discussion of matters, while giving the Board more time for deliberation and decision-making. For this purpose, the Board has delegated certain of its duties to each of its four permanent committees: the Audit and Risk Committee, the Compensation Committee, the Governance and Nomination Committee and the Innovation Committee. Details of the duties, responsibilities and decision-making powers of each committee can be found in the respective committee’s charter, contained in the Alcon Board Regulations, available at https://s1.q4cdn.com/963204942/files/doc_governance/2025/Jun/02/Alcon-Regulations_of_Board_6-May-2025_FINAL-w-Charters-WEBSITE-VERSION-03514e.pdf.

As of December 31, 2025, the composition of the respective Board’s Committees was as follows:

Name	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
F. Michael Ball			Member
Lynn D. Bleil[1]	Member			Member/Chair
Arthur Cummings				Member
Deborah Di Sanzo[2]	Member
David J. Endicott
Thomas Glanzmann[3]		Member	Member	Chair/Member
D. Keith Grossman			Chair	Member
Scott Maw	Chair	Member
Karen May	Member	Chair
Ines Pöschel		Member	Member
Dieter Spälti	Member
1 Lynn Bleil was appointed as Chair of the Innovation Committee on May 6, 2025.
2 Deborah Di Sanzo was appointed as a member of the Audit and Risk Committee on December 12, 2025.
3 Thomas Glanzmann served as Chair of the Innovation Committee until May 6, 2025.
Audit and Risk Committee
The Audit and Risk Committee consists of five members (with the addition of Ms. Di Sanzo on December 12, 2025), all of whom were determined by the Board to be independent and in possession of the financial literacy and accounting or related financial management expertise, as defined in the NYSE standards. The Audit and Risk Committee meets and consults regularly with the management, the Alcon Internal Audit function, the independent external auditors and external consultants. The Audit and Risk Committee regularly reports to the full Board on its decisions and deliberations.
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
Compensation Committee
The Compensation Committee consists of four members, all of whom were determined by the Board to be independent. The Compensation Committee meets and consults regularly with management and external consultants. The Compensation Committee regularly reports to the full Board on its decisions and deliberations.

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
Governance and Nomination Committee
The Governance and Nomination Committee consists of four members. The Governance and Nomination Committee meets and consults regularly with management and external consultants. The Governance and Nomination Committee regularly reports to the full Board on its decisions and deliberations.
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
The Innovation Committee consists of four members. The Innovation Committee meets and consults regularly with management. The Innovation Committee regularly reports to the full Board on its decisions and deliberations.
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
In 2025, the Board and its Committees met as follows:

	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
Number of meetings	7	8	5	4	4
Approximate average duration[1]	5 hrs 50 min	1 hr 40 min	2 hrs	2 hrs 05 min	2 hrs 15 min
Overall attendance	97.5%	100%	95%	100%	90%
1The approximate average duration does not includes dinners, lunches or breaks.
During 2025, each Board member attended the meetings of the Board and each Committee on which he or she serves, as represented below:

Meeting attendance[1]	Board of Directors	Audit and Risk Committee	Compensation Committee	Governance and Nomination Committee	Innovation Committee
	Number of Meetings 7	Number of Meetings 8	Number of Meetings 5	Number of Meetings 4	Number of Meetings 4
F. Michael Ball	6			4
Lynn D. Bleil	7	8			4
Arthur Cummings	7				4
Deborah Di Sanzo[2]	2
David J. Endicott	7
Thomas Glanzmann	7		5	4	4
D. Keith Grossman	7			4	4
Scott Maw	7	8	4
Karen May	7	8	5
Ines Pöschel	7		5	4
Dieter Spälti	7	8
1 Raquel Bono did not attend any meeting of the Innovation Committee until she stepped down as a board member as of May 6, 2025.
2 While she joined the board on September 1, 2025, Deborah Di Sanzo was appointed as a member of the Audit and Risk Committee on December 12, 2025. Therefore, she did not attend any committee meeting in 2025.
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
Information to the Board of Directors
The Alcon Board Regulations confer to the members of the Board the right to have full and unrestricted access to management and associates of the Company and its subsidiaries in the execution of their duties. Also, the Chief Executive Officer regularly informs the Board regarding the performance of the business including risks and potential upsides to the operating plan. The Board and its Committees meet as often as required with the Chief Executive Officer and members of the Executive Committee or other members of the senior management. Further, the Board may invite, in accordance with the Alcon Board Regulations, external advisors to attend board or committee meetings in order to obtain a third party independent perspective on certain topics. Information is further communicated to the Board through regular reports (please refer to the section below “Alcon Management Information System”).
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
Internal Audit
The purpose of the internal audit function is to review Alcon’s financial, operational, information technology and compliance activities to review compliance with laws, regulations and internal policies. It also supports Alcon’s efforts to maintain accurate and timely financial reporting while seeking to add value by suggesting improvements to Alcon’s operations and to assist Alcon in achieving its strategic and financial objectives. Internal audit is led by the Chief Audit Executive (“CAE”) who functionally reports to the Chair of the Audit and Risk Committee. The CAE is responsible for the development, review and modification of Alcon’s internal audit policies and procedures. The CAE reviews effectiveness and efficiency of the internal control framework with existing policies and regulations and proposes remediation actions where deficiencies were identified. The CAE periodically submits to the Audit and Risk Committee reports on the activities of the internal audit function. In 2025, internal audit was involved in a total of 73 audit engagements. The results and remediation status of these audit engagements are reported to the Audit and Risk Committee on a periodic basis. At the final meeting for the year 2025, the Audit and Risk Committee reviewed and approved the Internal Audit plan for 2026.

Internal Control System
Alcon's internal control system is designed to provide reasonable assurance to the Board and management regarding the reliability of financial reporting and accounting policies and the preparation and the presentation of the Company’s financial statements. In 2025, Alcon's internal controls framework has been fully tested for effectiveness. The Audit and Risk Committee has ultimate responsibility to oversee the adequacy and effectiveness of internal control over financial reporting.
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

Executive Committee
Composition of the Executive Committee
As of December 31, 2025, the Executive Committee of Alcon was composed of the following members (ages listed are as of December 31, 2025):

David J. Endicott, Chief Executive Officer Please refer to the biography set forth under "Board of Directors."
Age: 60 Citizenship: United States

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

Age: 58 Citizenship: France and United States

Ian Bell, SVP, Chief Operating Officer
Ian Bell is Senior Vice President, Chief Operating Officer driving excellence in commercial, manufacturing and quality and regulatory operations. Prior to assuming this role in September 2024, Mr. Bell served as President, Global Business & Innovation since 2021 overseeing the development of new products across Surgical, Vision Care, and Digital Health Solutions. From 2019 until 2021, he was President-International, overseeing the Europe, Russia, Middle East and Africa, Asia Pacific, Japan and Latin America and Caribbean markets. He joined Alcon in 2016 as President of EMEA. From 2014 until joining Alcon, Mr. Bell served as Corporate Vice President and President of the EMEA region for Hospira, Inc. Mr. Bell was based in Singapore as the Corporate Vice President and President of Allergan, Inc.’s Asia Pacific region from 2008 to 2014. Mr. Bell joined Allergan in 2005 as Vice President and Managing Director of its neurosciences division for the EMEA region. He began his career at GlaxoSmithKline plc, where he held roles of increasing responsibility and scope in sales, marketing and strategy for more than 10 years.
Mr. Bell holds the degree of Bachelor of Arts with honors in Economics from the University of York in the United Kingdom.

Age: 55 Citizenship: United Kingdom

Leon Sergio Duplan Fraustro, SVP, President, Americas
Sergio Duplan is Senior Vice President, President, Americas overseeing the US, Latin America and Canadian markets. Mr. Duplan joined Alcon in 2012 and served as Alcon’s President of Latin America and Canada for three years. Mr. Duplan began his career with Novartis in 2004, as Vice President of Sales in General Medicines, in Mexico then served as Head of Marketing and Sales for Latin America, General Medicines, Pharma from 2006 to 2008 and then Country Pharma Organization Head and Country President of Novartis Mexico from 2008 to 2012. Prior to joining Novartis, Mr. Duplan held several positions of increasing responsibility in sales, finance and country management at Procter & Gamble Company and Eli Lilly & Co.
Mr. Duplan holds a Bachelor’s degree in Industrial Engineering from Universidad Iberoamericana in Mexico and a Master’s of Business Administration from The Wharton School at the University of Pennsylvania in the United States.

Age: 58 Citizenship: Mexico and United States

Kim Martin, SVP, Chief Human Resources and Corporate Communications Officer
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
Ms. Martin attended the University of Illinois Urbana-Champaign, in the US, where she received her Bachelor of Arts in Speech Communications and her Masters in Labor and Industrial Relations.

Age: 51 Citizenship: United States

Rajkumar Narayanan, SVP, President, International
Raj Narayanan is Senior Vice President, President, International overseeing the Europe, Russia, Middle East and Africa, Asia Pacific, China, Japan, and Caribbean markets. Mr. Narayanan has led Alcon’s International business since 2021. From 2019 until he was appointed to his current role, he was Senior Vice President, Operational Strategy and Chief Transformation Officer and was responsible for leading the development and implementation of Alcon’s transformation program. He joined Alcon in 2017 as President of the Asia Pacific region from Allergan, Inc., where he worked for more than 20 years in roles of increasing responsibility, including Senior Vice President Asia Pacific Region from 2014 to 2017; Vice President and Managing Director of the Medical Aesthetic Franchise for Europe Africa and the Middle East from 2011 to 2014; and Vice-President, Greater China and Japan from 2008 to 2011. Prior to those roles, Mr. Narayanan was a part of Allergan’s Finance function in a number of country, region and corporate finance roles. Mr. Narayanan started his career in finance with Hindustan Unilever India in 1987.
Mr. Narayanan holds a Bachelor of Science degree in Accounting and Finance from Mumbai University. He is also a Chartered Accountant and a Cost and Works Accountant in India.

Age: 61 Citizenship: United States

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

Age: 58 Citizenship: United States

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
As of December 31, 2025, none of the members of the Executive Committee held any official functions or political posts.
Limitations of Number of Mandates
No member of the Executive Committee may hold more than six additional mandates in other companies, of which no more than two additional mandates shall be in other listed companies. Each of these mandates shall be subject to approval by the Board. Members of the Executive Committee are not allowed to hold chairs of the board of directors of other listed companies. Mandates shall mean mandates in comparable functions at other organizations with an economic purpose. Mandates in different legal entities which are under joint control are deemed one mandate. Further details can be found in Article 34 of the Articles of Incorporation, available at https://s1.q4cdn.com/963204942/files/doc_downloads/governance_doc/2023/Alcon-AG-Articles-EN.pdf.
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

Each Alcon share has the right to one vote. Shares held by the Company or any of its consolidated subsidiaries are not entitled to vote. Votes are taken either by a show of hands or by electronic voting, unless the General Meeting of Shareholders resolves to have a ballot or where a ballot is ordered by the chair of the meeting. Further information can be found in Article 16 of the Articles of Incorporation, available at https://s1.q4cdn.com/963204942/files/doc_downloads/governance_doc/2023/Alcon-AG-Articles-EN.pdf.
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
Registration in the Share Register
The share register of the Company is a non-public register, subject to confidentiality and privacy and data protections imposed on Alcon to protect registered shareholders. Alcon shares can be voted only if their relevant holder is registered in the Alcon share register by the record date. As the Articles of Incorporation do not provide for any specific rule regarding the closure of the share register, the Board determines the record date, which is usually set two weeks prior to the Annual General Meeting, notably taking into consideration requirements of the NYSE.

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
Clauses on Change of Control
In accordance with the Swiss rules against excessive compensation in listed companies, Alcon does not provide severance payments upon a change of control or “golden parachute” provisions in its agreements with its Directors, Executive Committee members or other members of senior management. Alcon’s Long Term Incentive Plan, which is applicable to all employee participants including Executive Committee members, provides for double trigger accelerated vesting of outstanding stock awards in the event a participant leaves the company for “good reason” or Alcon terminates the associates without “cause,” as such terms are defined in the plan, within two years following a change of control. If such a double trigger event occurs, the participant’s outstanding unvested awards would vest in full. In the case of Performance Share Units, awards less than 50% vested would vest at target and awards more than 50% vested would vest in accordance with Alcon’s actual performance, as determined by the Compensation Committee.
Auditors
Duration of the Mandate and Terms of Office of the Auditors
PricewaterhouseCoopers SA, Switzerland (“PwC Switzerland”), has been the statutory auditor of the Company since 2019 and conducts the audit activities required by Swiss law and the related SIX regulations. It was re-elected on May 6, 2025 for a term of one year for the 2025 financial year. Claudia Benz has been since 2024 the new auditor in charge of the statutory audit as Alcon has a policy to rotate the lead audit partner of the statutory auditor at least once every five years.
Separately, on February 19, 2025, the Company appointed PricewaterhouseCoopers LLP, United States (“PwC US”) (PCAOB ID No. 238), for a term of one year, as its independent registered accounting firm to conduct the audit activities required by US law and the related NYSE regulations. PwC US performs the audit from offices located in Fort Worth, Texas. The appointment of PwC US does not require approval of the Company’s shareholders.
Auditing Fees and Additional Fees
The following table sets forth the amount of audit fees, audit-related fees, tax fees and all other fees billed or expected to be billed in aggregate by PwC Switzerland, PwC US and any other member firm of PricewaterhouseCoopers International Limited that rendered audit and related services to any member of Alcon, for the fiscal years ended December 31, 2025 and December 31, 2024:

($ millions)	2025	2024
Audit fees	10.6	10.0
Audit related fees	0.3	0.4
Tax fees	0.2	0.1
All other fees	0.4	0.2
Total	11.5	10.7
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
In 2025, our auditors participated in eight meetings of the Audit and Risk Committee in order to discuss auditing matters and present the 2025 audit strategy and audit results. In addition, our auditors regularly meet in private session with the Audit and Risk Committee and individually with the Chair of the Audit and Risk Committee. Our auditors provide at least once a year to the Audit and Risk Committee a report regarding (i) the external auditor’s internal quality-control procedures, (ii) any material issues raised by quality-control reviews or any inquiry or investigation by governmental or professional authorities, (iii) any step taken to deal with such issues and (iv) all relationships between the external auditor and the Alcon group.
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
Social Impact and Sustainability Report
Alcon publishes an annual Social Impact and Sustainability Report, which describes Alcon’s corporate responsibility strategy and highlights Alcon's approach to SIS matters. This 2024 report is available at https://alcon.widen.net/s/hfr2v6hpgm/alcon-2024-sustainabililty-and-social-impact-report.
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

6.D. EMPLOYEES
The table below sets forth the breakdown of the total year-end number of our full-time equivalent associates by main category of activity for the past three years.

	For the year ended December 31,
	2025	2024	2023
Production & Supply	12,278	12,414	12,639
Marketing & Sales	8,578	8,346	8,124
General & Administration	2,302	2,282	2,166
Research & Development (including support)	2,784	2,557	2,386
Total full-time equivalent associates	25,942	25,599	25,315
Unions or works councils represent a significant number of our associates. We have not experienced any material work stoppages in recent years, and we consider our associate relations to be good.
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
7.B. RELATED PARTY TRANSACTIONS
In December 2023, we acquired approximately 8.5% voting interest of an associated company for $10 million which was accounted for using the equity method as Alcon is considered to have the ability to exercise significant influence. On January 16, 2025, Alcon executed a stock purchase agreement and purchased the remaining equity interest of the associated company for $78 million.
In 2025, Alcon acquired additional shares of an associated company for $548 million. As of December 31, 2025, Alcon owned approximately 99% of this company's outstanding shares.
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

ITEM 9.    THE OFFER AND LISTING
9.A. OFFER AND LISTING DETAILS
Alcon Inc. shares are listed on the SIX and the NYSE as global registered shares under the trading ticker “ALC”. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies. During 2025, the average daily trading volume of Alcon Inc. shares was approximately 1.1 million shares on the SIX and 1.8 million shares on the NYSE.
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

ITEM 10.    ADDITIONAL INFORMATION
10.A. SHARE CAPITAL
Not Applicable.
10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION
The information set forth in Exhibit 2.1 to this Form 20-F is incorporated herein by reference.
10.C. MATERIAL CONTRACTS
As of February 16, 2026, since January 1, 2023, there have been no material contracts, other than contracts entered into in the ordinary course of business, to which Alcon is a party.
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
Swiss Transfer Stamp Duty upon Transfer of Securities
The sale of our shares, whether by Swiss residents or Non-resident Holders, may be subject to federal securities Transfer Stamp Duty (Umsatzabgabe) of 0.15%, calculated on the gross sale proceeds, if the sale occurs through or with a Swiss or Liechtenstein bank or other Swiss securities dealer (Effektenhändler), as defined in the Swiss Federal Stamp Duty Act. The Transfer Stamp Duty has to be paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this Transfer Stamp Duty, the sale of shares by or through a member of the SIX may be subject to a minor stock exchange levy.
Income Tax on Dividends
A Swiss Holder who holds Alcon shares as private assets ("Swiss Resident Private Shareholder") is required to report the receipt of dividends and similar distributions (including stock dividends and liquidation surplus) in its individual income tax returns and is subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. Repayments of the nominal value of Alcon shares or capital contribution reserves recognized by the Swiss Federal Tax Administration are not subject to federal, cantonal and communal income tax.
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
A Non-resident Holder of our shares will not be liable for any Swiss taxes other than the Withholding Tax described above and, if the transfer occurs through or with a Swiss or Liechtenstein bank or other Swiss securities dealer, the Transfer Stamp Duty described above. If, however, the shares of Non-resident Holders can be attributed to a permanent establishment or a fixed place of business maintained by such person within Switzerland during the relevant tax year, the shares may be subject to Swiss income taxes in respect of income and gains realized on the shares and such person may qualify for a full refund of the Withholding Tax based on Swiss tax law.
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
International Automatic Exchange of Information in Tax Matters
Switzerland has concluded a multilateral agreement with the EU on the international automatic exchange of information in tax matters which applies to all EU member states. In addition, Switzerland has concluded the multilateral competent authority agreement (the "MCAA") on the automatic exchange of financial account information (the "AEOI") and, based on the MCAA, a number of bilateral AEOI agreements with other countries. With respect to such agreements and the implementing laws of Switzerland, Switzerland collects and exchanges data of financial assets, which may include Alcon shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in another treaty state. An up-to-date list of the AEOI agreements to which Switzerland is a party that are in effect or signed but not yet in effect can be found on the website of the State Secretariat for International Finance Matters.
The United States and Switzerland entered an intergovernmental agreement (an "IGA") to facilitate the implementation of the US Foreign Account Tax Compliance Act ("FATCA"). Under the IGA, financial institutions acting out of Switzerland are generally directed to become participating foreign financial institutions. The agreement ensures that accounts held by US persons with Swiss financial institutions are disclosed to the US tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. In this regard, on July 17, 2019, the US Senate approved the 2009 amendment protocol to the double taxation agreement regarding income tax between Switzerland and the US (the "DTA"). The amended DTA entered into force in 2019 and now provides for a mechanisms for the exchange of information upon request in tax matters between Switzerland and the United States, which is in line with international standards, and allows the United States to make group requests under FATCA concerning non-consenting US accounts and non-consenting non-participating foreign financial institutions for periods from June 30, 2014.
On June 27, 2024, Switzerland and the United States signed a new FATCA agreement providing for a change of the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the US tax authorities (reciprocal FATCA Model 1 intergovernmental agreement, the "Model 1 IGA"). Implementation of the new Model 1 IGA requires national law to be amended. In Switzerland, the Federal Assembly will decide on this. According to the current schedule, Switzerland's change of model will come into force on January 1, 2028, at the earliest.
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
This summary does not apply to or address US Holders subject to special rules, including, without limitation, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-

exempt entities (including private foundations), insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds our shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of our stock, persons that hold our shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for US federal income tax purposes or persons whose functional currency is not the US dollar.
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
If a partnership (or other entity or arrangement treated as a partnership for US federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our shares and partners in such partnerships are urged to consult their tax advisors as to the particular US federal income tax consequences of an investment in our shares.
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
Passive Foreign Investment Company Rules
A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the taxable year ending December 31, 2025, nor do we anticipate that we will be a PFIC in subsequent taxable years. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of the taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for the taxable year ending December 31, 2025, or any subsequent taxable year, or that the IRS will not take a contrary position.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2025, the end of the period covered by this Annual Report, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, the end of the period covered by this Annual Report, we maintained effective disclosure controls and procedures.
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
Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP's report as of December 31, 2025 is included in Item 18 of this Annual Report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Lynn D. Bleil, Deborah Di Sanzo, Scott Maw, Karen May and Dieter Spälti, each of whom serves on our Audit and Risk Committee ("ARC"), are independent for purposes of serving on the audit committee under Rule 10A-3 and the listing standards promulgated by the New York Stock Exchange and are audit committee financial experts.
ITEM 16B. CODE OF ETHICS
Our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer are bound to adhere to our Code of Business Conduct, which applies to all of our associates and members of our Board. Our Code of Business Conduct is available on our website at www.alcon.com/about-us/responsible-business-practice. The information contained on or connected to our website is not a part of this annual report.
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
The Pre-Approval Policy provides that the independent auditors may not perform any services for Alcon unless the independent auditors are engaged pursuant to the Pre-Approval Policy. In addition, the Pre-Approval Policy prohibits the Audit and Risk Committee from pre-approving certain non-audit services that are prohibited from being performed by the independent auditors by applicable securities laws. Management is required to periodically report to the Audit and Risk Committee regarding the extent of services provided by the independent auditors. In 2025, all audit-related, tax and other services provided by PwC Switzerland, PwC US and any other firm of PricewaterhouseCoopers International Limited were pre-approved.
In connection with its review and evaluation of non-audit services, the Audit and Risk Committee is required to and does consider and conclude that the provision of the non-audit services is compatible with maintaining the independence of the independent auditor.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share (USD)(2)(3)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs(4)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
January 1-31	—	$—	—	$—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	327,500	90.49	327,500	720,365,609
May 1-31	435,500	89.91	432,500	681,472,071
June 1-30	600,000	86.81	600,000	629,388,044
July 1-31	690,000	88.65	690,000	568,218,318
August 1-31	810,810	83.18	795,000	502,033,577
September 1-30	1,750,000	77.41	1,750,000	366,559,193
October 1-31	1,547,394	75.33	1,547,394	250,000,039
November 1-30	900,000	77.56	900,000	180,198,673
December 1-31	1,395,000	79.70	1,395,000	69,020,512
Total	8,456,204	80.71	8,437,394
(1) Includes shares repurchased on the SIX Swiss Exchange plus 18,810 shares purchased in the open market by affiliated purchasers.
(2) Excludes stamp duties and broker and transaction fees.
(3) Purchases were made in CHF. the amounts in this column have been converted as the prevailing market exchange rate as of the purchase date.
(4) Shares repurchased on the SIX Swiss Exchange under the three year share repurchase program publicly announced on February 25, 2025 for up to $750 million of our Ordinary shares. The shares acquired are held in treasury and are intended to offset the dilutive effect of shares vesting under our equity based incentive plans. The program was authorized by the Swiss Takeover Board and subject to customary safe harbor conditions.

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

ITEM 16K.     CYBERSECURITY
Cybersecurity Risk Management and Strategy
We recognize the importance of assessing, preventing, identifying, and managing risks associated with Cybersecurity Threats, as defined in Form 20-F, Part II, Item 16K(a). These risks include operational disruptions, intellectual property theft, fraud, extortion, harm to associates, customers or patients, privacy violations, litigation exposure and reputational damage. We have implemented processes, technologies and controls to help address these risks.
Our Enterprise Risk Management program considers Cybersecurity Threat risks alongside other company risks. Internal Audit works with specialists to evaluate likelihood, severity and mitigation strategies. We use tools such as network and endpoint monitoring, vulnerability assessments, penetration testing and tabletop exercises to detect, mitigate and respond to risk.
We maintain a cybersecurity-specific risk assessment process aligned with industry frameworks, including National Institute of Standards and Technology ("NIST") and ISO 27001, and engage experts to test our Information Systems. To support data availability, regulatory compliance and effective incident response, we:
•Follow the NIST incident handling framework in our IT Security Incident Response policy, and coordinate with IT, Data Privacy and Legal teams to meet notification and legal obligations;
•Monitor data protection laws and update safeguards as needed;
•Review consumer-facing cybersecurity policies and notify customers of substantive changes;
•Provide a structured governance model to ensure AI/ML systems are secure, ethical and compliant;
•Maintain a Security Control Matrix mapping controls to industry frameworks and regulatory requirements, supporting controls applied based on risk;
•Deliver annual training on data privacy, cybersecurity and compliance for all associates, and conduct phishing simulations and incident response tabletop exercises; and
•Maintain cybersecurity insurance coverage and an incident response retainer with a leading provider.
We require associates and third-party service providers to handle Alcon data in accordance with our policies. Our incident response process includes triage, containment, investigation, remediation and compliance with legal obligations.
We also manage third-party risks through due diligence, contractual requirements and audits. Cybersecurity considerations influence vendor selection and oversight.
Our Information Security team regularly engages with Alcon's Data Privacy and Legal team, as well as external assessors, including through annual reviews by a Qualified Security Assessor. In the last three fiscal years, we have not experienced any material Cybersecurity Incidents, and related expenses have been immaterial. We have not paid any penalties or settlements in the past three years. For further discussion on cybersecurity risks, see Item 3.D. Risk Factors–Cybersecurity breaches and technology failures could disrupt operations, adversely impact reputation and compromise confidential or protected data.
Cybersecurity Governance
Cybersecurity is an integral part of our risk management program and a growing focus for our Board and management.
The Audit and Risk Committee oversees risks from Cybersecurity Threats. At least annually, the Committee receives updates on security posture, third-party assessments, progress toward risk mitigation goals, incident response plans and material Cybersecurity Threats risks or incidents. These sessions include a cybersecurity scorecard and discussions with our Chief Information Security Officer (CISO). Committee members also engage in ad hoc discussions on emerging threats and program updates.
Cybersecurity Threat risks are considered during Board discussions on enterprise risk management, budgeting, strategic planning, business continuity, mergers and acquisitions and brand management.
Our CISO, with over 30 years of experience in global information security and IT leadership, leads our cybersecurity strategy and programs. The CISO manages a team of approximately 60 certified professionals who work closely with regional privacy officers and the Global Data Privacy Officer. This team oversees prevention, detection, classification, and remediation of incidents and reports to the Audit and Risk Committee at least annually.

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
2.2*
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
11.1
Alcon Global Policy on Insider Information - incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-31269) filed with the Securities and Exchange Commission on February 25, 2025

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
* Other than the indenture described in Exhibit 2.2, the total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of Alcon and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Alcon or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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
Date: February 24, 2026

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC.

Consolidated Income Statement
(For the years ended December 31, 2025, 2024 and 2023)

($ millions except earnings per share)	Note	2025	2024	2023
Net sales	4	10,319	9,836	9,370
Other revenues	4	82	75	85
Net sales and other revenues		10,401	9,911	9,455
Cost of net sales		(4,592)	(4,328)	(4,141)
Cost of other revenues		(64)	(71)	(67)
Gross profit		5,745	5,512	5,247
Selling, general & administration		(3,449)	(3,250)	(3,209)
Research & development		(990)	(876)	(828)
Other income		169	77	80
Other expense		(115)	(50)	(251)
Operating income		1,360	1,413	1,039
Interest expense	5	(204)	(192)	(189)
Other financial income & expense	5	22	43	(18)
Share of (loss) from associated companies	24	(18)	(8)	—
Income before taxes		1,160	1,256	832
Taxes	6	(180)	(238)	142
Net income		980	1,018	974
Net income attributable to:
Shareholders of Alcon Inc.		980	1,018	974
Non-controlling interests		—	—	—

Earnings per share ($)(1)
Basic		1.99	2.06	1.98
Diluted		1.98	2.05	1.96

Weighted average number of shares outstanding (millions)
Basic	7.3	493.2	494.4	493.0
Diluted	7.3	496.2	497.5	496.5
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Comprehensive Income
(For the years ended December 31, 2025, 2024 and 2023)

($ millions)	2025	2024	2023

Net income	980	1,018	974
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	176	(116)	25
Total of items to eventually recycle	176	(116)	25
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	6	14	(30)
Fair value adjustments on equity investments, net of taxes(3)	27	36	(5)
Total of items never to be recycled	33	50	(35)
Total comprehensive income	1,189	952	964
Total comprehensive income for the period attributable to:
Shareholders of Alcon Inc.	1,189	952	964
Non-controlling interests	—	—	—
(1)Amount is net of tax expense of $2 million in 2025. Amounts are net of tax benefit of $1 million in 2024 and 2023.
(2)Amounts are net of tax expense of $3 million and $5 million in 2025 and 2024, respectively. Amount is net of tax benefit of $8 million in 2023.
(3)Amounts are net of tax expense of $4 million, $16 million and $3 million in 2025, 2024 and 2023, respectively.
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Balance Sheet
(At December 31, 2025 and 2024)

($ millions)	Note	2025	2024
Assets
Non-current assets
Property, plant & equipment	8	4,774	4,389
Right-of-use assets	15	447	449
Goodwill	9	9,256	8,946
Intangible assets other than goodwill	9	9,006	8,587
Deferred tax assets	10	458	421
Financial assets	11	768	652
Other non-current assets	11	397	594
Total non-current assets		25,106	24,038
Current assets
Inventories	12	2,391	2,268
Trade receivables	13	1,942	1,736
Income tax receivables		20	23
Cash and cash equivalents	17	1,527	1,676
Time deposits	17	80	153
Other current assets	14	489	453
Total current assets		6,449	6,309
Total assets		31,555	30,347

Equity and liabilities
Equity
Share capital	7.1	20	20
Reserves		22,014	21,533
Equity attributable to shareholders of Alcon Inc.		22,034	21,553
Non-controlling interests	21.1	1	—
Total equity		22,035	21,553
Liabilities
Non-current liabilities
Financial debts	16	4,162	4,538
Lease liabilities	15	429	429
Deferred tax liabilities	10	941	724
Provisions & other non-current liabilities	18	939	825
Total non-current liabilities		6,471	6,516
Current liabilities
Trade payables		926	773
Financial debts	16	575	105
Lease liabilities	15	80	68
Current income tax liabilities		182	104
Provisions & other current liabilities	19	1,286	1,228
Total current liabilities		3,049	2,278
Total liabilities		9,520	8,794
Total equity and liabilities		31,555	30,347
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Consolidated Statement of Changes in Equity
(For the years ended December 31, 2025, 2024 and 2023)

	Attributable to shareholders of Alcon Inc.
($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Total	Non-controlling interests	Total equity
Balance as of December 31, 2022	20	19,673	(33)	67	(50)	(16)	19,677	—	19,677
Net income		974				—	974	—	974
Other comprehensive income/(loss)			(5)	(30)	25	(10)	(10)	—	(10)
Total comprehensive income	—	974	(5)	(30)	25	(10)	964	—	964
Dividends		(117)				—	(117)	—	(117)
Equity-based compensation		86				—	86	—	86
Other movements(2)		8	6			6	14	—	14
Total other movements	—	(23)	6	—	—	6	(17)	—	(17)
Balance as of December 31, 2023	20	20,624	(32)	37	(25)	(20)	20,624	—	20,624
Net income		1,018				—	1,018	—	1,018
Other comprehensive income/(loss)			36	14	(116)	(66)	(66)	—	(66)
Total comprehensive income	—	1,018	36	14	(116)	(66)	952	—	952
Dividends		(131)				—	(131)	—	(131)
Equity-based compensation		110				—	110	—	110
Other movements(2)		67	(69)			(69)	(2)	—	(2)
Total other movements	—	46	(69)	—	—	(69)	(23)	—	(23)
Balance as of December 31, 2024	20	21,688	(65)	51	(141)	(155)	21,553	—	21,553
Net income		980				—	980	—	980
Other comprehensive income			27	6	176	209	209	—	209
Total comprehensive income	—	980	27	6	176	209	1,189	—	1,189
Dividends		(168)				—	(168)	—	(168)
Acquisition of treasury shares		(682)				—	(682)	—	(682)
Equity-based compensation		116				—	116	—	116
Initial recognition of non-controlling interests		—				—	—	27	27
Changes in non-controlling interests		—				—	—	(26)	(26)
Other movements(2)		36	(10)			(10)	26	—	26
Total other movements	—	(698)	(10)	—	—	(10)	(708)	1	(707)
Balance as of December 31, 2025	20	21,970	(48)	57	35	44	22,034	1	22,035
(1)     "Total value adjustments" are presented net of the corresponding tax effects.
(2)     Activity includes hyperinflationary accounting (see Note 2). The year ended December 31, 2025 also includes reversals of previously-recognized deferred taxes and reclassifications to Other reserves related to the settlements of equity investments. The year ended December 31, 2024 also includes reclassifications to Other reserves related to the transfer of an equity investment to an investment in associated company and the settlement of an equity investment. The year ended December 31, 2023 also includes a reclassification to Other reserves related to the sale of an equity investment.
The accompanying Notes form an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Consolidated Statement of Cash Flows
(For the years ended December 31, 2025, 2024 and 2023)

($ millions)	Note	2025	2024	2023
Net income		980	1,018	974
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	20.1	1,191	1,226	1,226
Equity-based compensation expense		162	150	144
Non-cash change in current and non-current provisions and other non-current liabilities		84	52	21
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		16	16	27
Net gain on divestment of product rights	21.3	—	(57)	—
Interest expense		204	192	189
Other financial income & expense		(22)	(43)	18
Share of loss from associated companies	24	18	8	—
Taxes		180	238	(142)
Interest received		63	69	33
Interest paid		(190)	(182)	(176)
Other financial payments		(8)	(8)	(7)
Taxes paid		(107)	(326)	(255)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		2,571	2,353	2,052
Net payments out of provisions and other cash movements in non-current liabilities		(60)	(87)	(260)
Change in net current assets and other operating cash flow items	20.2	(240)	(189)	(404)
Net cash flows from operating activities		2,271	2,077	1,388
Purchase of property, plant & equipment		(543)	(473)	(658)
Proceeds from sale of property, plant & equipment		5	—	—
Purchase of intangible assets		(120)	(197)	(193)
Purchase of investments in associated companies	24	(8)	(159)	(10)
Payments for financial assets		(56)	(128)	(233)
Purchase of time deposits	17	(80)	(150)	—
Proceeds from time deposits	17	150	—	—
Proceeds from financial assets		8	9	2
Acquisitions of assets, net of cash acquired	21.2	—	—	(2)
Acquisitions of businesses, net of cash acquired	21.1	(692)	(61)	—
Other investing cash flows		(8)	(8)	—
Net cash flows used in investing activities		(1,344)	(1,167)	(1,094)
Dividends paid to shareholders of Alcon Inc.	7.2	(166)	(130)	(116)
Repayment of financial debts	20.3	(112)	(47)	(34)
Proceeds from financial debts, net of issuance costs	20.3	59	59	69
Other net changes in financial debts	20.3	38	(66)	37
Payments for acquisition of treasury shares	7.4	(676)	—	—
Lease payments	20.3	(81)	(83)	(79)
Payment of withholding taxes related to equity-based compensation		(47)	(47)	(49)
Transactions with non-controlling interests	21.1	(26)	—	—
Other financing cash flows		(108)	(8)	(39)
Net cash flows used in financing activities		(1,119)	(322)	(211)
Effect of exchange rate changes on cash and cash equivalents		43	(6)	31
Net change in cash and cash equivalents		(149)	582	114
Cash and cash equivalents at January 1		1,676	1,094	980
Cash and cash equivalents at December 31		1,527	1,676	1,094
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
The Consolidated Financial Statements of Alcon are comprised of the Consolidated Balance Sheet as of December 31, 2025 and 2024 and the Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the years ended December 31, 2025, 2024 and 2023.
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
Principles of consolidation and equity accounting
The Consolidated Financial Statements include the accounts of the Company and all entities over which the Company directly or indirectly has control. In the event that the Company directly or indirectly has control over another entity that is not wholly owned, the assets, liabilities, results of operations and cash flows of such entity are included in the Company's Consolidated Financial Statements with non-controlling interests recognized to reflect the portion of equity that is not attributable, directly or indirectly, to shareholders of the Company. The Consolidated Financial Statements of the Company are prepared in accordance with IFRS as issued by the IASB. They are prepared in accordance with the historical cost convention except for items that are required to be accounted for at fair value. All intercompany transactions and accounts within Alcon were eliminated.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Alcon eliminates its share of profit/(loss) from unrealized gains/(losses) from its transactions with associated companies against the carrying amount of the investment. Dividends received or receivable from associated companies are recognized as a reduction in the carrying amount of the investment.
The use of the equity method is discontinued from the date when the investee is determined to no longer be an associated company. The investment retained or disposed after cessation of the equity method is remeasured at fair value, and any gain or loss on such remeasurement is recognized in "Other income" or "Other expense", respectively in the Consolidated Income Statement.
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
The hyperinflationary economies in which Alcon operates are Argentina, Turkey and Venezuela, all of which were hyperinflationary for all years presented.
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
Treasury shares
Common shares repurchased are measured at fair value on their trade date and include transaction costs directly attributable to the repurchase. They are held in treasury and are deducted from equity. No gains or losses are recognized in the Consolidated Income Statement on the purchase or issuance of such shares. Payments for the acquisition of treasury shares are recorded in "Payments for acquisition of treasury shares" in the Consolidated Statement of Cash Flows.
Treasury share repurchases denominated in a currency other than the reporting currency are valued at the trade date using the spot exchange rate for the reporting currency. Any realized foreign exchange gains or losses arising between the trade date and settlement date is recognized in "Other financial income & expense" in the Consolidated Income Statement. If the trade date by the broker or bank and settlement date of the repurchase by the Company fall in different reporting periods, an accrued liability is recognized at period-end for the settlement obligation in "Provisions & other current liabilities" in the Consolidated Balance Sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
Property, plant and equipment are assessed for impairment at the cash generating unit ("CGU") level whenever there is an indication that the balance sheet carrying amount may not be recoverable, using cash flow projections for the useful life.
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
Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill, or directly in the income statement if it is a bargain purchase. Alcon primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in estimating the fair value of identifiable assets acquired when allocating the purchase consideration for the acquisition. The estimates of the fair values involve significant judgment by management and include assumptions with measurement uncertainty such as the amount and timing of projected cash flows, long-term sales forecasts, the timing and probability of regulatory and commercial success and the discount rate.
If the business combination is achieved in stages, the acquisition date carrying value of Alcon’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in "Other income" or "Other expense", respectively, in the Consolidated Income Statement.
Alcon recognizes non-controlling interests in the acquired entity either at fair value or at the non-controlling interests' proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
Goodwill
Goodwill arises in a business combination and is the excess of the fair value of purchase consideration to acquire a business over the underlying fair value of the net identified assets acquired. It is allocated to groups of CGUs which are usually represented by the reportable segments, which are the same as Alcon's operating segments. Goodwill is tested for impairment annually at the level of these groups of CGUs, and any impairment charges are recorded under "Other expense" in the Consolidated Income Statement.
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
IPR&D is not amortized, but evaluated for potential impairment on an annual basis or when facts and circumstances warrant. IPR&D is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal ("FVLCOD") and its value in use ("VIU"). Usually, Alcon applies the FVLCOD method for its impairment assessments. Under this approach when evaluating IPR&D for potential impairment, FVLCOD is estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates used in calculating the net present values involve significant judgment by management and include assumptions with measurement uncertainty such as, the amount and timing of projected cash flows, long-term sales forecasts, discount rate, and the timing and probability of regulatory and commercial success, which includes our evaluation of clinical trial outcomes. In the limited cases where the VIU method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.
Any impairment charge is recorded in the Consolidated Income Statement under "Research & development".
Once a project included in IPR&D has been successfully developed, it is transferred to the "Currently marketed products" category.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
Financial assets measured at fair value through other comprehensive income ("FVOCI")
Equity investments, including equity securities and convertible notes receivable held as strategic investments, are generally designated at the date of acquisition as financial assets measured at FVOCI with no subsequent recycling through profit and loss. Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income. They are reclassified to "Other reserves" when the equity investment is sold or settled. If these equity securities and convertible notes receivable are not designated at the date of acquisition as financial assets valued at FVOCI, they are valued at FVPL, as described above.
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
Provisions for expected credit losses are established using an expected credit loss model ("ECL"). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivable. These provisions represent the difference between the trade receivable's carrying amount and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as marketing and selling costs and are recognized in the Consolidated Income Statement within "Selling, general & administration" expenses.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Right-of-use assets are depreciated on a straight-line basis over the shorter of the useful life of the right-of-use asset or the lease term.
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
Contingent consideration
In a business combination, it is necessary to recognize contingent future payments to previous owners representing contractually defined potential amounts to be paid as a liability. Usually for Alcon, these are linked to development or commercial milestones related to certain assets and are recognized as a financial liability at their fair value, which is then re-measured at each subsequent reporting date.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
On January 1, 2024, Alcon adopted Amendments to International Accounting Standards 1 ("IAS 1"), Presentation of Financial Statements, which clarified the criteria used in determining the classification on the balance sheet of a liability as non-current where an entity has the right to postpone settlement of the liability for at least twelve months after the reporting date. Under IAS 1, financial debts are classified as current liabilities unless Alcon has a right to defer the settlement of the liability for at least twelve months after the reporting period.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
The consideration Alcon receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal of cumulative sales will not occur. The most common elements of variable consideration are listed below:
•Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed health-care organizations and other customers, estimated payments for Medicare prescription drug program under the Inflation Reduction Act, patient co-pay program coupon utilization, as well as chargebacks are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated based on historical experience, regulations, the specific terms in the individual agreements, product pricing, channels and payors.
•Cash discounts are offered to customers to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.
•Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of Alcon agreeing to customer returns and Alcon can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.
Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts, chargebacks, payment for Medicare prescription drug program under the Inflation Reduction Act, patient co-pay program coupon utilization and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.
Other revenues
"Other revenues" include revenue from contract manufacturing services which are recognized over time as the service obligations are completed and third-party royalty income. Associated costs for contract manufacturing services are recognized in "Cost of other revenues".
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
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
The Organization for Economic Cooperation and Development (“OECD") has published Global Anti-Base Erosion (“GloBE”) Model Rules, which include a minimum 15% tax rate by jurisdiction ("Pillar Two"). For the periods ended December 31, 2025, 2024, and 2023, we have applied the IASB amendment to IAS 12, Income Taxes, which provides a mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two.
Earnings per share
Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.
New standards and interpretations not yet adopted
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. IFRS 18 will be retroactively effective for our annual reporting periods beginning on January 1, 2027, with early adoption permitted. The standard is expected to improve comparability and transparency of financial statements by requiring defined subtotals in the Consolidated Income Statement, requiring disclosure of management-defined performance measures and adding new principles for aggregation and disaggregation of information. IFRS 18 will not impact recognition or measurement of the financial statement items. However, it may impact operating income due to the reclassification of certain income and expense items within the income statement. Additionally, it may also change the disclosure of operating activities, investing activities and financing activities within the statement of cash flows due to the change in classification of certain cash flow items. Alcon is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements.
Other than previously described, as of December 31, 2025, there are no IFRS Accounting Standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

3.     Significant transactions
Significant transactions in 2025
Surgical - Acquisition of LumiThera, Inc.
On September 2, 2025, Alcon closed on a merger agreement and acquired the remaining outstanding equity of LumiThera Inc. ("LumiThera"), resulting in 100% ownership when combined with Alcon's existing investment in LumiThera. LumiThera is a privately held, US-based company that developed and commercializes the Valeda photobiomodulation device, a multi-wavelength treatment for dry age-related macular degeneration, which supplements Alcon's Surgical portfolio. The acquisition of the equity interest was accounted for as a business combination that resulted in goodwill of $38 million after the updated preliminary purchase price allocation ("PPA") of the consideration to the fair values of acquired assets and assumed liabilities. The fair value of the assets acquired and liabilities assumed for the acquisition were based on preliminary calculations and valuations, and are subject to change as additional information is obtained during the respective measurement period up to one year from the acquisition date. Total cash paid at closing, net of cash acquired, was $124 million. Refer to Note 21.1 for additional information and preliminary PPA.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Vision Care - Acquisition of majority interest in Aurion Biotech, Inc.
On March 24, 2025, Alcon closed on agreements with certain existing shareholders of Aurion Biotech, Inc. ("Aurion") to acquire approximately 58.7% of outstanding equity for approximately $486 million and outstanding convertible notes from the same shareholders for approximately $36 million, totaling $522 million cash paid at closing. When combined with Alcon's existing 40.3% investment in Aurion, the transaction resulted in 99% ownership of Aurion on an outstanding basis. Aurion's ownership on a fully diluted basis at closing was approximately 85.0% held by Alcon and 15.0% held by non-controlling interests. This transaction supports Alcon's ophthalmic pharmaceutical portfolio expansion, including biopharmaceutical applications, with the potential to advance the first-ever corneal cell therapy candidate. The acquisition of majority interest was accounted for as a business combination that resulted in goodwill of $175 million after the final PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $496 million. The PPA was finalized in the fourth quarter of 2025. Refer to Note 21.1 for additional information, including the final PPA and details related to the associated non-controlling interests.
Surgical - Acquisition of Cylite Pty Ltd.
On January 16, 2025, Alcon executed a stock purchase agreement and acquired approximately 91.2% of outstanding equity from Cylite Pty Ltd. ("Cylite") shareholders, resulting in 100% ownership when combined with Alcon's existing 8.8% investment in Cylite. The Cylite diagnostic device complements Alcon’s existing Surgical portfolio for cataracts. The acquisition of the remaining equity interest was accounted for as a business combination that resulted in goodwill of $90 million after the final PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $72 million. The PPA was finalized in the fourth quarter of 2025. Refer to Note 21.1 for additional information and final PPA.
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
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN Vision Ltd. ("BELKIN") as provided under the Agreement and Plan of Merger ("BELKIN Agreement"). This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million. Refer to Note 21.1 for additional information and final PPA.
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
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses, cell therapies to treat ocular diseases and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers.
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
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition and divestment related items, product discontinuation costs, fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, net gains and losses on fund investments and equity securities valued at FVPL, fair value remeasurements of investments in associated companies, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Net sales and other revenues by segment

($ millions)	2025	2024	2023
Surgical
Implantables	1,782	1,775	1,703
Consumables	3,028	2,861	2,719
Equipment/other	941	886	892
Total Surgical net sales	5,751	5,522	5,314
Vision Care
Contact lenses	2,770	2,609	2,400
Ocular health	1,798	1,705	1,656
Total Vision Care net sales	4,568	4,314	4,056
Total net sales	10,319	9,836	9,370
Surgical other revenues	3	4	—
Vision Care other revenues	79	71	85
Total other revenues	82	75	85
Total net sales and other revenues	10,401	9,911	9,455
Segment contribution and reconciliation to income before taxes
The below table summarizes segment contribution, including material items of income and expense as required by IFRS 8, Operating Segments, and the associated International Financial Reporting Interpretations Committee agenda decision published in July 2024. The below table also includes a reconciliation of segment contribution to Income before taxes.

	Surgical			Vision Care			Not allocated to segments			Total
($ millions)	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net sales	5,751	5,522	5,314	4,568	4,314	4,056	—	—	—	10,319	9,836	9,370
Other revenues	3	4	—	79	71	85	—	—	—	82	75	85
Cost of net sales	(2,167)	(2,014)	(1,898)	(1,649)	(1,605)	(1,535)	(776)	(709)	(708)	(4,592)	(4,328)	(4,141)
Cost of other revenues	(3)	(4)	—	(61)	(67)	(67)	—	—	—	(64)	(71)	(67)
Selling, general & administration	(1,527)	(1,461)	(1,435)	(1,587)	(1,467)	(1,473)	(335)	(322)	(301)	(3,449)	(3,250)	(3,209)
Research & development	(597)	(580)	(527)	(369)	(284)	(289)	(24)	(12)	(12)	(990)	(876)	(828)
Other income	—	—	—	—	—	—	169	77	80	169	77	80
Other expense	—	—	—	—	—	—	(115)	(50)	(251)	(115)	(50)	(251)
Segment contribution and Operating income	1,460	1,467	1,454	981	962	777	(1,081)	(1,016)	(1,192)	1,360	1,413	1,039
Interest expense							(204)	(192)	(189)	(204)	(192)	(189)
Other financial income & expense							22	43	(18)	22	43	(18)
Share of (loss) from associated companies							(18)	(8)	—	(18)	(8)	—
Income before taxes										1,160	1,256	832

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
Included in segment contribution are:

($ millions)	2025	2024	2023
Depreciation of property, plant & equipment:
Surgical	(163)	(147)	(144)
Vision Care	(250)	(241)	(237)
Not allocated to segments	(4)	(4)	(4)
Total depreciation of property, plant & equipment	(417)	(392)	(385)

Depreciation of right-of-use assets:
Surgical	(52)	(50)	(49)
Vision Care	(36)	(33)	(42)
Not allocated to segments	(1)	—	—
Total depreciation of right-of-use assets	(89)	(83)	(91)

Impairment charges on property, plant & equipment, net:
Surgical	—	(1)	—
Total impairment charges on property, plant & equipment, net	—	(1)	—

Equity-based compensation:
Surgical	(81)	(81)	(78)
Vision Care	(68)	(58)	(64)
Not allocated to segments	(22)	(23)	(17)
Total equity-based compensation	(171)	(162)	(159)
Geographical information
The below table shows the United States, International and countries that accounted for more than 5% of at least one of the respective Alcon totals, for net sales for the years ended December 31, 2025, 2024 and 2023, and for selected non-current assets at December 31, 2025 and 2024.

	Net sales(2)						Total of selected non-current assets(3)
($ millions unless indicated otherwise)(1)	2025		2024		2023		2025		2024

Country
United States	4,657	45%	4,511	46%	4,312	46%	12,454	53%	11,380	51%
International	5,662	55%	5,325	54%	5,058	54%	11,029	47%	10,991	49%
thereof:
Switzerland (country of domicile)	71	1%	79	1%	64	1%	8,452	36%	8,800	39%
Japan	609	6%	554	6%	583	6%	33	—%	28	—%
China	570	6%	560	6%	526	6%	19	—%	21	—%
Other	4,412	43%	4,132	42%	3,885	41%	2,525	11%	2,142	10%
Company total	10,319	100%	9,836	100%	9,370	100%	23,483	100%	22,371	100%
(1)International percentages may not sum due to rounding.
(2)Net sales by location of third-party customer.
(3)Includes property, plant & equipment, right-of-use assets, goodwill and other intangible assets.
No customer accounted for 10% or more of Alcon's net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)
5.    Interest expense and other financial income & expense
Interest expense

($ millions)	2025	2024	2023
Interest expense on financial debts	(169)	(165)	(162)
Interest expense from discounting long-term liabilities	(12)	(8)	(10)
Interest expense on lease liabilities	(23)	(19)	(17)
Total interest expense	(204)	(192)	(189)
Other financial income & expense

($ millions)	2025	2024	2023
Interest income	74	84	45
Other financial expense	(12)	(12)	(11)
Monetary (loss)/gain from hyperinflation accounting	(2)	1	(13)
Currency result, net	(38)	(30)	(39)
Total other financial income & expense	22	43	(18)

6.     Taxes
Income before taxes

($ millions)	2025	2024	2023
Switzerland	604	493	359
Foreign	556	763	473
Total income before taxes	1,160	1,256	832
Current and deferred income taxes

($ millions)	2025	2024	2023
Switzerland	(80)	(95)	(74)
Foreign	(106)	(239)	(93)
Current income tax (expense)	(186)	(334)	(167)
Switzerland	25	25	313
Foreign	(19)	71	(4)
Deferred tax income	6	96	309
Total income tax (expense)/income	(180)	(238)	142

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

	2025		2024		2023
($ millions unless indicated otherwise)(1)		%		%		%
Applicable tax rate	(217)	18.7%	(256)	20.4%	(168)	20.2%
Effect of disallowed expenditures	(16)	1.4%	(4)	0.3%	(7)	0.8%
Effect of gain on the fair value remeasurement of an investment in an associated company	28	(2.4)%	—	—%	—	—%
Effect of deemed legal entity liquidation	—	—%	57	(4.5)%	—	—%
Effect of equity-based compensation	(1)	0.1%	(2)	0.2%	(3)	0.4%
Effect of tax credits and allowances	27	(2.3)%	18	(1.4)%	12	(1.4)%
Effect of deductibility of a statutory expense in Switzerland(2)	—	—%	—	—%	568	(68.3)%
Effect of adjustments to contingent consideration and other liabilities	—	—%	—	—%	2	(0.2)%
Effect of changes in uncertain tax positions(3)	3	(0.3)%	(43)	3.4%	(271)	32.6%
Effect of previously (recognized)/unrecognized tax loss carryforward	(7)	0.6%	12	(1.0)%	11	(1.3)%
Effect of 2022 APA on prior years	—	—%	—	—%	6	(0.7)%
Effect of non-deductible amortization	(6)	0.5%	(9)	0.7%	(8)	1.0%
Effect of other items	4	(0.3)%	(10)	0.8%	(6)	0.7%
Effect of prior year items	5	(0.4)%	(1)	0.1%	6	(0.7)%
Effective tax rate	(180)	15.5%	(238)	18.9%	142	(17.1)%
(1)Percentages may not sum due to rounding.
(2)2023 includes a long-term Swiss Tax Agreement; however, it is uncertain whether Alcon will obtain a similar treatment for future years for a portion of the benefit.
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
The applicable tax rate was 18.7% in 2025 compared to 20.4% in 2024, primarily due to the mix of pre-tax income/(loss) across geographical jurisdictions. The effective tax rate was 15.5% in 2025 compared to 18.9% in 2024, primarily due to the non-taxable gain on the fair value remeasurement of an investment in an associated company and higher discrete tax benefits in the current year.
The applicable tax rate was 20.4% in 2024 compared to 20.2% in 2023, primarily due to the mix of pre-tax income/(loss) across geographical jurisdictions. The effective tax rate was a 17.1% benefit in 2023 primarily driven by a $263 million net benefit associated with the 2023 Swiss Tax Agreement (as defined below) and a net benefit of $36 million from other discrete tax items.
Tax returns are subject to examination by competent taxing authorities, which may result in assessments being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in the estimates of the tax positions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Federal legislation
On July 4, 2025, the United States Congress enacted budget reconciliation bill H.R. 1, which includes significant provisions such as the permanent extension of certain provisions of the Tax Cuts and Jobs Act that were set to expire. The legislation has multiple effective dates, with certain provisions effective in 2025 and others to be implemented through 2027. The enactment of H.R. 1 did not materially impact Alcon's Consolidated Financial Statements for the year ended December 31, 2025.
Alcon continues to evaluate the potential future impact of the tax law changes on our Consolidated Financial Statements, but does not expect H.R. 1 to have a material impact to the effective tax rate. The enactment of H.R. 1 resulted in a reduction in cash tax payment obligations in 2025 driven by timing of deductions.
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
Of the countries that have enacted, or will be enacting Pillar Two legislation, we expect Switzerland to be the most impactful to Alcon. In December 2023, the Swiss government decided to partially implement Pillar Two by introducing a Qualified Domestic Minimum Top-up Tax (“QDMTT”) to reach the required taxation level of 15% on Pillar Two qualifying profits earned by companies domiciled in Switzerland effective from January 1, 2024. This QDMTT will not be applied to the Pillar Two qualifying profits earned by subsidiaries domiciled in tax jurisdictions outside of Switzerland. The implementation timing and specific provisions of any further Pillar Two tax regulations in Switzerland remain subject to further assessments at both the Federal and Cantonal levels. In September 2024, the Swiss government introduced the Income Inclusion Rule ("IIR") effective beginning January 1, 2025. Under the IIR, Switzerland will tax the Pillar Two-qualifying profit of foreign subsidiaries in case and to the extent the taxation in those countries does not reach the required taxation level of 15%. On January 15, 2025, the OECD issued administrative guidance related to the treatment of certain deferred taxes to streamline the administration of Pillar Two. This administrative guidance did not impact Alcon's 2025 Consolidated Financial Statements.
For the years ended December 31, 2025 and 2024, we have applied the IASB amendment to IAS 12, Income Taxes, which provides a mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two. Further, Alcon's effective tax rates in the relevant jurisdictions met the minimum 15% taxation level in the current year. We do not expect Pillar Two to have a material impact to the effective tax rate. Alcon is continuing to follow Pillar Two legislative developments to evaluate the potential future impact on our consolidated results of operations, financial position and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

7.     Share capital, dividends, earnings per share and share repurchase program
7.1 Share capital
The share capital of the Company as of December 31, 2025 is CHF 20 million, which is comprised of 499.7 million registered shares, nominal value of CHF 0.04 per share.
The below table shows the movement in the shares.

(shares in millions)(1)	Common stock shares outstanding	Treasury stock shares	Total shares
January 1, 2023	491.8	7.9	499.7
Settlement of equity-based awards	1.5	(1.5)	—
December 31, 2023	493.2	6.4	499.7
Settlement of equity-based awards	1.4	(1.4)	—
December 31, 2024	494.6	5.1	499.7
Settlement of equity-based awards	1.2	(1.2)	—
Acquisition of treasury shares	(8.4)	8.4	—
December 31, 2025	487.4	12.3	499.7
(1)Totals may not sum due to rounding.
All of the Company's 12.3 million shares held in treasury as of December 31, 2025 may only be used to fulfill the future vesting of existing and future equity-based awards.
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
The Board can also rely on a conditional share capital instrument in its Articles of Incorporation through which the share capital may be increased in an amount not to exceed CHF 2.0 million, by the issuance of up to 50 million fully paid-in registered shares through the voluntary or mandatory exercise of conversion, exchange, option, warrant, subscription or other rights granted to or imposed on shareholders or third parties alone or in connection with the issuance of bonds, notes, options, warrants or other similar securities or contractual obligations of the Company or its affiliates. The conditional share capital may be used for the same purposes as stated in the preceding paragraph in connection with the capital range. As of December 31, 2025, the Board had not made use of the authority under any of the capital range or conditional share capital provisions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

7.2 Dividends
On February 25, 2025, the Board proposed a dividend of CHF 0.28 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 6, 2025 and paid in May 2025 for an amount of $166 million.
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
7.3 Earnings per share
Basic earnings per share is computed by dividing net income attributable to the shareholders of Alcon Inc. for the period by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2025, 2024 and 2023, the weighted average number of shares outstanding was 493.2 million, 494.4 million and 493.0 million, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards under the Company's equity-based incentive plans, as described in Note 23. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the years ended December 31, 2025, 2024 and 2023, the weighted average diluted number of shares outstanding was 496.2 million, 497.5 million and 496.5 million, respectively, which includes the potential conversion of 3.0 million, 3.1 million and 3.5 million unvested equity-based awards, respectively.
The average market value of the Company's shares for the purposes of calculating the potentially dilutive effects of unvested equity-based awards was based on quoted market prices for the period that the unvested awards were outstanding.
7.4 Share repurchase program
On February 25, 2025, the Board authorized the repurchase of up to $750 million of the Company’s common shares. The shares acquired are held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon funded the repurchases through cash generated from operations. The program was authorized by the Swiss Takeover Board and subject to customary safe harbor conditions.
On March 27, 2025, the Company executed an agreement with a bank to set the terms on which the bank will execute the share repurchases as the Company's agent. The agreement with the bank is cancellable at any time without continuing obligation such that no financial liability exists to the Company from execution of the agreement or the approval of the program. As of December 31, 2025, 8.4 million shares were repurchased for a total consideration of $682 million. Total cash payments for acquisition of treasury shares of $676 million were recorded to "Payments for acquisition of treasury shares" within the financing section of the Consolidated Statement of Cash Flows. Liabilities of $6 million were recorded to "Provisions & other current liabilities" on the Consolidated Balance Sheet for share repurchases which were initiated but not settled as of December 31, 2025.
The share repurchase program was completed on January 20, 2026 with 9.3 million shares repurchased for a total of $750 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

8.     Property, plant & equipment
The below table summarizes the movements of property, plant & equipment in 2025.

($ millions)	Land	Buildings & improvements	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2025	39	2,339	940	4,270	7,588
Additions	3	46	421	167	637
Impact of business combinations	—	1	—	3	4
Disposals and derecognitions(1)	—	(13)	—	(126)	(139)
Reclassifications for assets placed in service	—	197	(414)	217	—
Currency translation effects	2	88	41	190	321
December 31, 2025	44	2,658	988	4,721	8,411

Accumulated depreciation
January 1, 2025	—	(1,029)	(1)	(2,169)	(3,199)
Depreciation charge	—	(112)	—	(305)	(417)
Disposals and derecognitions(1)	—	10	—	111	121
Currency translation effects	—	(38)	—	(104)	(142)
December 31, 2025	—	(1,169)	(1)	(2,467)	(3,637)
Net book value at December 31, 2025	44	1,489	987	2,254	4,774
(1)Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.
As of December 31, 2025, commitments for purchases of property, plant & equipment were $276 million.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

9.     Goodwill and other intangible assets
The below table summarizes the movements of goodwill and other intangible assets in 2025.

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total

Cost
January 1, 2025	8,946	2,980	963	5,348	6,229	5,960	896	22,376
Impact of business combinations	303	—	853	—	259	—	—	1,112
Additions	—	—	22	—	—	—	122	144
Reclassifications(1)	—	—	(268)	—	268	—	—	—
Disposals and derecognitions(2)	—	—	—	(4)	(3)	—	(53)	(60)
Currency translation effects	7	—	1	—	4	—	1	6
December 31, 2025	9,256	2,980	1,571	5,344	6,757	5,960	966	23,578

Accumulated amortization
January 1, 2025	—	—	(188)	(5,320)	(4,485)	(3,338)	(458)	(13,789)
Amortization charge	—	—	—	(22)	(402)	(238)	(122)	(784)
Disposals and derecognitions(2)	—	—	—	4	3	—	42	49
Impairment charges	—	—	(2)	—	(43)	—	—	(45)
Currency translation effects	—	—	—	—	(2)	—	(1)	(3)
December 31, 2025	—	—	(190)	(5,338)	(4,929)	(3,576)	(539)	(14,572)
Net book value at December 31, 2025	9,256	2,980	1,381	6	1,828	2,384	427	9,006
(1)     Reclassifications between asset categories as a result of a project included in IPR&D that has been successfully developed.
(2)    Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use. The current year period also includes previously-held commercialization rights in intangible assets derecognized as part of a business combination as described in Note 21.1.
The below table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2025.

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,700	—	555	6	749	2,384	261	3,955
Vision Care	4,556	—	826	—	1,079	—	166	2,071
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2025	9,256	2,980	1,381	6	1,828	2,384	427	9,006
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
The following assumptions were used in the calculations for the recoverable amounts of goodwill and the Alcon brand name at December 31, 2025 and 2024:

(As a percentage)	Surgical	Vision Care
Terminal growth rate	3.0	3.0
Discount rate (post-tax)	8.5	8.0
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
(1)     Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use. 2024 also included currently marketed products divested as described in Note 21.3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes the allocation of the net book values of goodwill and other intangible assets by reportable segment at December 31, 2024.

		Intangible assets other than goodwill
($ millions)	Goodwill	Alcon brand name	Acquired in-process research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,564	—	562	28	581	2,622	271	4,064
Vision Care	4,382	—	213	—	1,163	—	167	1,543
Not allocated to segments	—	2,980	—	—	—	—	—	2,980
Net book value at December 31, 2024	8,946	2,980	775	28	1,744	2,622	438	8,587
Intangible asset impairment charges
The below table shows the intangible asset impairment charges in 2025, 2024 and 2023.

($ millions)	2025	2024	2023
Surgical	—	(9)	—
Vision Care	(45)	—	—
Total	(45)	(9)	—
Impairment charges during the year ended December 31, 2025 amounted to $45 million, including $43 million recognized in "Cost of net sales" in the Consolidated Income Statement in the second quarter due to the full impairment of a currently marketed product CGU in the Vision Care reportable segment due to discontinuation of commercialization of the product; and $2 million recognized in "Research and development" in the Consolidated Income Statement in the third quarter due to the full impairment of an acquired IPR&D CGU in the Vision Care reportable segment due to discontinuation of the project.
Impairment charges during the year ended December 31, 2024 amounted to $9 million recognized in "Research & development" in the Consolidated Income Statement during the second quarter due to the full impairment of an acquired IPR&D CGU in the Surgical reportable segment due to discontinuation of the project.
There were no impairments during the year ended December 31, 2023.
The recoverable amounts were zero based on the net present value techniques at the time of impairment. The estimates used in calculating net present values involve significant judgment by management and include assumptions with measurement uncertainty. The estimates include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rates and future tax rates. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques. Since the cash flow projections are a significant unobservable input, the fair value of the CGUs were classified as Level 3 in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

10.     Deferred tax assets and liabilities

($ millions)	Property, plant & equipment	Intangible assets and deductible goodwill	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at December 31, 2024	34	246	80	384	187	627	1,558
Gross deferred tax liabilities at December 31, 2024	(332)	(1,318)	—	(33)	—	(178)	(1,861)
Net deferred tax balance at December 31, 2024	(298)	(1,072)	80	351	187	449	(303)

At December 31, 2024	(298)	(1,072)	80	351	187	449	(303)
(Charged)/credited to income	(18)	93	2	21	(24)	(68)	6
Credited to equity	—	—	—	—	3	22	25
(Charged)/credited to other comprehensive income	(4)	(1)	(1)	2	1	—	(3)
Impact of business combinations	—	(257)	—	—	34	15	(208)
Net deferred tax balance at December 31, 2025	(320)	(1,237)	81	374	201	418	(483)

Gross deferred tax assets at December 31, 2025	39	229	81	410	201	584	1,544
Gross deferred tax liabilities at December 31, 2025	(359)	(1,466)	—	(36)	—	(166)	(2,027)
Net deferred tax balance at December 31, 2025	(320)	(1,237)	81	374	201	418	(483)
The below table presents the Net deferred tax balance as of December 31, 2025 after offsetting $1.1 billion of deferred tax assets and liabilities within the same tax jurisdiction.

($ millions)	At December 31, 2025
Deferred tax assets	458
Deferred tax liabilities	(941)
Net deferred tax liabilities	(483)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

($ millions)	Property, plant & equipment	Intangible assets and deductible goodwill	Pensions and other benefit obligations of associates	Inventories	Tax loss carry-forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at December 31, 2023	39	267	85	377	194	618	1,580
Gross deferred tax liabilities at December 31, 2023	(337)	(1,417)	—	(30)	—	(150)	(1,934)
Net deferred tax balance at December 31, 2023	(298)	(1,150)	85	347	194	468	(354)

At December 31, 2023	(298)	(1,150)	85	347	194	468	(354)
(Charged)/credited to income	(1)	95	2	11	(15)	4	96
Credited to equity	—	—	—	—	2	5	7
Credited/(charged) to other comprehensive income	1	—	(7)	(7)	—	(28)	(41)
Impact of business combinations	—	(17)	—	—	6	—	(11)
Net deferred tax balance at December 31, 2024	(298)	(1,072)	80	351	187	449	(303)

Gross deferred tax assets at December 31, 2024	34	246	80	384	187	627	1,558
Gross deferred tax liabilities at December 31, 2024	(332)	(1,318)	—	(33)	—	(178)	(1,861)
Net deferred tax balance at December 31, 2024	(298)	(1,072)	80	351	187	449	(303)
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

($ billions)	At December 31, 2025	At December 31, 2024
Deferred tax assets	1.1	1.2
Deferred tax liabilities	1.9	1.7
For foreign unremitted earnings retained by consolidated entities for reinvestment, which amounted to $10 billion as of December 31, 2025 and December 31, 2024, no provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.
IFRS exceptions to recognizing taxable temporary differences include an exception to recognizing a deferred tax liability arising on the initial recognition of goodwill from acquisitions. As such, we have not provided a deferred tax for goodwill from acquisitions which amounted to $9.3 billion and $8.9 billion as of December 31, 2025 and 2024, respectively.
The gross value of capital loss carryforwards for which no deferred tax assets were recognized amounted to $82 million at December 31, 2025 ($83 million at December 31, 2024), most of which will expire in one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Tax loss carryforwards are capitalized as deferred tax assets to the extent it is probable that sufficient taxable income will be available for the foreseeable future. The below tables present the gross value of tax loss carryforwards that have or have not been recognized as deferred tax assets, with their expiry dates, as of December 31, 2025 and 2024.

($ millions)	Unrecognized	Recognized	Total at December 31, 2025
Within five years	17	50	67
More than five years	488	336	824
Not subject to expiry	48	822	870
Gross value of tax loss carryforwards	553	1,208	1,761

($ millions)	Unrecognized	Recognized	Total at December 31, 2024
Within five years	6	55	61
More than five years	443	375	818
Not subject to expiry	—	691	691
Gross value of tax loss carryforwards	449	1,121	1,570
No tax losses carried forward expired in 2025 and 2023. Tax losses carried forward of $1 million expired in 2024.

11.     Financial and other non-current assets
The below tables provide details related to Financial assets and Other non-current assets as of December 31, 2025 and 2024.
Financial assets

($ millions)	2025	2024
Long-term note receivable and other financial assets measured at amortized cost	191	175
Long-term financial investments measured at FVOCI(1)	328	282
Long-term financial investments measured at FVPL	4	1
Long-term receivables from customers	168	121
Non-current minimum lease payments from finance lease agreements	31	28
Long-term loans, advances and security deposits	46	45
Total financial assets	768	652
(1) Includes $11 million of Long-term convertible notes due from associated companies as of December 31, 2024. Refer to Note 24 for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Minimum lease payments from finance lease agreements
The below table shows the receivables of the gross investments in finance leases and the net present value of the minimum lease payments, as well as unearned finance income, related to surgical equipment lease arrangements. The finance income is recorded in "Other income".

	2025					2024
($ millions)	Total future payments	Unearned finance income	Present value	Provision	Net book value	Total future payments	Unearned finance income	Present value	Provision	Net book value
Not later than one year(1)	25	(1)	24	—	24	25	(2)	23	—	23
Between one and five years	35	(2)	33	(4)	29	36	(2)	34	(8)	26
Later than five years	2	—	2	—	2	2	—	2	—	2
Total	62	(3)	59	(4)	55	63	(4)	59	(8)	51
(1) The current portion of the minimum lease payments is recorded in Trade receivables or Other current assets (to the extent not yet invoiced).
Other non-current assets

($ millions)	Note	2025	2024
Deferred compensation plans		202	180
Prepaid post-employment benefit plans	22	7	6
Investments in associated companies	24	77	293
Other non-current assets		111	115
Total other non-current assets		397	594

12.     Inventories
The amount of inventory recognized as an expense in "Cost of net sales" in the Consolidated Income Statement during 2025 amounted to $3.2 billion (2024: $3.0 billion, 2023: $2.9 billion). The amount of inventory recognized as an expense in "Cost of other revenues" in the Consolidated Income Statement during 2025 amounted to $64 million (2024: $71 million, 2023: $67 million).

($ millions)	2025	2024
Raw material, consumables	476	438
Work in progress	190	199
Finished products	1,725	1,631
Total inventories	2,391	2,268
Alcon recognized inventory provisions and write-downs amounting to $206 million in 2025 (2024: $217 million, 2023: $206 million) and reversed inventory provisions amounting to $59 million in 2025 (2024: $64 million, 2023: $88 million). Inventory provisions mainly relate to the adjustment of inventory balances to their net realizable value based on the forecasted sales. Reversals are made when the products become salable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

13.     Trade receivables
Trade receivable balances include sales to wholesalers, retailers, doctor groups, private health systems, government agencies, pharmacy benefit managers, managed health-care organizations and government-supported healthcare systems. We closely monitor the level of trade receivables in the countries deemed to have an elevated credit risk. We consider macroeconomic and geopolitical environment, country profile and historical experience in addition to other relevant information when assessing the credit risk. Deteriorating credit risk factors may result in an increase in the average length of time that it takes to collect these trade receivables and may require Alcon to reevaluate the expected credit loss amount of these trade receivables in future periods or change the terms on which we operate. As of December 31, 2025, the amounts past due for more than one year in elevated credit risk countries are not significant.
The below tables provide details related to Trade receivables as of December 31, 2025 and 2024, including trade receivables that are not overdue as specified in the payment terms and conditions established with Alcon's customers, as well as an analysis of overdue amounts, expected credit loss rates and related provisions for doubtful trade receivables.

	2025
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,634	(2)	1,632	0.1%
Past due for not more than one month	134	(1)	133	0.7%
Past due for more than one month but less than three months	101	(2)	99	2.0%
Past due for more than three months but less than six months	49	(3)	46	6.1%
Past due for more than six months but less than one year	31	(13)	18	41.9%
Past due for more than one year	43	(29)	14	67.4%
Total	1,992	(50)	1,942

	2024
($ millions)	Gross trade receivables	Provision	Trade receivables, net	Expected credit loss rates
Not overdue	1,448	(2)	1,446	0.1%
Past due for not more than one month	137	(1)	136	0.7%
Past due for more than one month but less than three months	84	(2)	82	2.4%
Past due for more than three months but less than six months	49	(3)	46	6.1%
Past due for more than six months but less than one year	26	(10)	16	38.5%
Past due for more than one year	33	(23)	10	69.7%
Total	1,777	(41)	1,736
The below table summarizes the movement in the provision for doubtful trade receivables.

($ millions)	2025	2024	2023
January 1	(41)	(44)	(57)
Provisions for doubtful trade receivables charged to the Consolidated Income Statement	(35)	(24)	(26)
Utilization of provisions for doubtful trade receivables	6	6	14
Reversal of provisions for doubtful trade receivables	23	19	26
Currency translation effects	(3)	2	(1)
December 31	(50)	(41)	(44)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Trade receivables include amounts denominated in the following major currencies:

($ millions)	2025	2024
US dollar (USD)	776	723
Euro (EUR)	351	303
Japanese yen (JPY)	157	138
Chinese yuan (CNY)	92	82
Brazilian real (BRL)	65	51
Canadian dollar (CAD)	39	40
Russian ruble (RUB)	39	24
Indian rupee (INR)	37	36
British pound (GBP)	37	33
Turkish lira (TRY)	33	28
Australian dollar (AUD)	32	25
South Korean won (KRW)	32	34
Mexican peso (MXN)	28	24
Taiwan dollar (TWD)	25	28
Other currencies	199	167
Total trade receivables, net	1,942	1,736

14.     Other current assets
The below table provides details related to Other current assets as of December 31, 2025 and 2024.

($ millions)	2025	2024
Current portion of long-term receivables from customers	137	117
Current portion of minimum lease payments from finance lease agreements	24	23
Current portion of long-term financial investments measured at FVPL	1	1
Prepaid expenses	124	117
VAT receivables	71	59
Other receivables, security deposits and current assets	127	124
Derivative financial instruments	5	12
Total other current assets	489	453

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

15.     Right-of-use assets and Lease liabilities
Right-of-use assets
Right-of-use assets as of December 31, 2025 and 2024 were comprised of the following:

($ millions)	2025	2024
Land	22	21
Buildings	385	392
Machinery & equipment and other assets	40	36
Total right-of-use assets	447	449
Depreciation charges of $89 million, $83 million and $91 million for the years ended December 31, 2025, 2024 and 2023, respectively, are shown in the table below by underlying class of asset.

($ millions)	2025	2024	2023
Land	1	1	1
Buildings	66	62	72
Machinery & equipment and other assets	22	20	18
Total depreciation of right-of-use assets	89	83	91
Lease liabilities
Lease liabilities totaled $509 million as of December 31, 2025, including $80 million in current Lease liabilities and $429 million in non-current Lease liabilities. The contractual maturities of the undiscounted lease liabilities as of December 31, 2025 and 2024 are as follows:

	Lease liabilities undiscounted
($ millions)	2025	2024
Not later than one year	103	89
Between one and five years	259	244
Later than five years	283	307
Total lease liabilities undiscounted	645	640

	Lease liabilities
($ millions)	2025	2024
Not later than one year	80	68
Between one and five years	197	183
Later than five years	232	246
Total lease liabilities	509	497

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Additional disclosures
The below table provides additional disclosures related to Right-of-use assets and Lease liabilities.

($ millions)	2025	2024	2023
Interest expense on lease liabilities	23	19	17
Expense on short-term, low value and variable leases	2	3	3
Total cash outflows for leases	106	105	99
Thereof:
Lease liability payments(1)	81	83	79
Interest payments(2)	23	19	17
Short-term, low value and variable lease payments(2)	2	3	3
(1)     Reported as cash outflows from financing activities net of lease incentives received.
(2)     Included within total net cash flows from operating activities.

16.     Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2025 and 2024. The Company's debt is denominated primarily in U.S. dollars, with the exception of the Series 2028 Notes, which are denominated in euros, and certain local credit facilities, which are primarily denominated in Japanese yen.

($ millions)	2025	2024
Non-current financial debts
Local facilities (Japan), floating rate debt due 2028	53	—
2.750% Series 2026 Notes	—	499
2.375% Series 2028 Notes	584	517
3.000% Series 2029 Notes	996	995
2.600% Series 2030 Notes	747	746
5.375% Series 2032 Notes	695	694
3.800% Series 2049 Notes	495	495
5.750% Series 2052 Notes	592	592
Revolving facility, floating rate due 2030	—	—
Total non-current financial debts	4,162	4,538

Current financial debts
Local facilities, floating rate:
Japan	—	26
All others	65	67
2.750% Series 2026 Notes	499	—
Other short-term financial debts, floating rate	5	8
Derivatives	6	4
Total current financial debts	575	105
Total financial debts	4,737	4,643
Interest expense recognized for Financial debts was $169 million, $165 million and $162 million for the years ended December 31, 2025, 2024 and 2023, respectively. The weighted average interest rate on Financial debts was 3.6% and 3.5% in 2025 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Revolving Credit Facility
On October 27, 2023, the Company and certain of its subsidiaries and a group of commercial banks entered into a refinancing agreement to replace the $1.0 billion unsecured committed multicurrency revolving credit facility maturing in March 2026. The new agreement consists of a $1.32 billion unsecured committed multicurrency revolving credit facility maturing five years after the date of the agreement. In the third quarter of 2024, the Company exercised its option to extend the maturity of the Revolving Credit Facility for an additional year to October 2029. The Revolving Credit Facility Agreement primarily bears interest rates equal to a term reference rate or a compounded reference rate, depending on currency, plus an applicable margin and a term reference rate credit adjustment spread, if applicable. It also includes relevant fallback mechanisms in case of rate unavailability. In the third quarter of 2025, the Revolving Credit Facility was extended for one additional year to October 2030. The Revolving Credit Facility remained undrawn as of December 31, 2025.
Local bilateral facilities
Alcon holds a number of local bilateral facilities in different countries, including Japan. These facilities are routinely drawn and repaid throughout the year in the normal course of business. On January 20, 2025, three local bilateral facilities in Japan which were set to mature in February 2025 were refinanced by two facilities with three year maturities totaling $64 million (JPY 10 billion) using the FX rate as of January 20, 2025. Of that amount, $53 million was drawn as of December 31, 2025.
Guarantees
The Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes, the two local bilateral facilities in Japan and the undrawn Revolving Credit Facility are guaranteed by the Company.
Maturity of contractual undiscounted cash flows and interest payment commitments
The below table provides details on the maturity of the contractual undiscounted cash flows for Alcon's borrowings as of December 31, 2025 and 2024.

	2025			2024
($ millions)	Nominal amount - Current and non-current financial debt	Derivatives	Total	Nominal amount - Current and non-current financial debt	Derivatives	Total
Not later than one year	570	6	576	101	4	105
Between one and five years	2,389	—	2,389	2,021	—	2,021
Later than five years	1,800	—	1,800	2,550	—	2,550
Total contractual undiscounted cash flows	4,759	6	4,765	4,672	4	4,676
Unamortized debt discount and issuance costs	(28)	—	(28)	(33)	—	(33)
Total carrying value	4,731	6	4,737	4,639	4	4,643
The below table provides details on the maturity of the future contractual interest payments commitments as of December 31, 2025 and 2024.

($ millions)	2025	2024
Not later than one year	169	167
Between one and five years	552	613
Later than five years	1,195	1,296
Total cash flows	1,916	2,076

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

17.     Financial instruments - additional disclosures
The below tables provide detail related to financial instruments as of December 31, 2025 and December 31, 2024.

($ millions)	Note	2025
Cash and cash equivalents
Cash in current accounts		648
Cash held in time deposits and money market funds		879
Total cash and cash equivalents		1,527
Financial assets - measured at fair value through other comprehensive income ("FVOCI")
Long-term financial investments	11	328
Total financial assets - measured at FVOCI		328
Financial assets - measured at amortized cost
Trade receivables	13	1,942
Current portion of long-term receivables from customers(1)	14	137
Current portion of minimum lease payments from finance lease agreements(1)	14	24
Other receivables, security deposits and current assets(1)	14	127
Time deposits with original maturity greater than three months		80
Long-term note receivable and other financial assets	11	191
Long-term receivables from customers	11	168
Non-current minimum lease payments from finance lease agreements	11	31
Long-term loans, advances and security deposits	11	46
Total financial assets - measured at amortized cost		2,746
Financial assets - mandatorily measured at fair value through profit and loss ("FVPL")
Deferred compensation assets(2)	11	202
Current portion of long-term financial investments(1)	14	1
Derivative financial instruments(1)	14	5
Long-term financial investments	11	4
Total financial assets - mandatorily measured at FVPL		212
Total financial assets		4,813
Financial liabilities - measured at amortized cost or cost
Current financial liabilities
Financial debts	16	569
Lease liabilities	15	80
Trade payables		926
Total current financial liabilities - measured at amortized cost or cost		1,575
Non-current financial liabilities
Financial debts	16	4,162
Lease liabilities	15	429
Total non-current financial liabilities - measured at amortized cost or cost		4,591
Total financial liabilities - measured at amortized cost or cost		6,166
Financial liabilities - measured at FVPL
Contingent consideration liabilities	18, 19	169
Derivative financial instruments	16	6
Total financial liabilities - measured at FVPL		175
Total financial liabilities		6,341
Net financial assets and financial liabilities		(1,528)
(1) Recorded in Other current assets.
(2) Recorded in Other non-current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

($ millions)	Note	2024
Cash and cash equivalents
Cash in current accounts		378
Cash held in time deposits and money market funds		1,298
Total cash and cash equivalents		1,676
Financial assets - measured at fair value through other comprehensive income ("FVOCI")
Long-term financial investments	11	282
Total financial assets - measured at FVOCI		282
Financial assets - measured at amortized cost
Trade receivables	13	1,736
Current portion of long-term receivables from customers(1)	14	117
Current portion of minimum lease payments from finance lease agreements(1)	14	23
Other receivables, security deposits and current assets(1)	14	124
Time deposits with original maturity greater than three months		153
Long-term note receivable and other financial assets	11	175
Long-term receivables from customers	11	121
Non-current minimum lease payments from finance lease agreements	11	28
Long-term loans, advances and security deposits	11	45
Total financial assets - measured at amortized cost		2,522
Financial assets - mandatorily measured at fair value through profit and loss ("FVPL")
Deferred compensation assets(2)	11	180
Current portion of long-term financial investments(1)	14	1
Derivative financial instruments(1)	14	12
Long-term financial investments	11	1
Total financial assets - mandatorily measured at FVPL		194
Total financial assets		4,674
Financial liabilities - measured at amortized cost or cost
Current financial liabilities
Financial debts	16	101
Lease liabilities	15	68
Trade payables		773
Total current financial liabilities - measured at amortized cost or cost		942
Non-current financial liabilities
Financial debts	16	4,538
Lease liabilities	15	429
Total non-current financial liabilities - measured at amortized cost or cost		4,967
Total financial liabilities - measured at amortized cost or cost		5,909
Financial liabilities - measured at FVPL
Contingent consideration liabilities	18	96
Derivative financial instruments	16	4
Total financial liabilities - measured at FVPL		100
Total financial liabilities		6,009
Net financial assets and financial liabilities		(1,335)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024.

	December 31, 2025				December 31, 2024
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	132	—	196	328	81	—	201	282
Long-term financial investments measured at FVPL	—	—	4	4	—	—	1	1
Deferred compensation assets	202	—	—	202	180	—	—	180
Non-current financial assets at fair value	334	—	200	534	261	—	202	463
Current financial assets
Money market funds	562	—	—	562	432	—	—	432
Current portion of long-term financial investments measured at FVPL	—	—	1	1	—	—	1	1
Derivative financial instruments	—	5	—	5	—	12	—	12
Current financial assets at fair value	562	5	1	568	432	12	1	445
Financial assets at fair value	896	5	201	1,102	693	12	203	908

Non-current financial liabilities
Non-current contingent consideration liabilities	—	—	(160)	(160)	—	—	(96)	(96)
Non-current financial liabilities at fair value	—	—	(160)	(160)	—	—	(96)	(96)
Current financial liabilities
Current contingent consideration liabilities	—	—	(9)	(9)	—	—	—	—
Derivative financial instruments	—	(6)	—	(6)	—	(4)	—	(4)
Current financial liabilities at fair value	—	(6)	(9)	(15)	—	(4)	—	(4)
Financial liabilities at fair value	—	(6)	(169)	(175)	—	(4)	(96)	(100)
There were no transfers of financial assets or liabilities between levels in the fair value hierarchy during the twelve months ended December 31, 2025 and December 31, 2024.
The carrying amount is a reasonable approximation of fair value for all other financial instruments as of December 31, 2025 and December 31, 2024, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes ("Notes"). As of December 31, 2025, the Notes are recorded in Non-current financial debts, with the exception of the Series 2026 Notes, which are recorded in Current financial debts. As of December 31, 2025, the Notes had a fair value of $4,466 million and carrying value of $4,608 million. As of December 31, 2024, the Notes are recorded in Non-current financial debts. As of December 31, 2024, the Notes had a fair value of $4,240 million and carrying value of $4,538 million. The fair value of the Notes was determined using Level 2 inputs. The Notes were valued using the quoted market price for such Notes, which have low trading volumes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2025	2024	2025	2024
Balance as of January 1	201	147	2	8
Additions	42	116	5	—
Net (losses)/gains recognized in Consolidated Statement of Comprehensive Income	(20)	90	—	—
Net gains recognized in Consolidated Income Statement	—	—	—	2
Amortization	—	—	(2)	(3)
Transfer to Other non-current assets	—	(132)	—	—
Settlements	(27)	(20)	—	(5)
Balance as of December 31	196	201	5	2
During the prior year, net gains recognized for Level 3 Long-term financial investments measured at FVOCI primarily relate to a fair value adjustment for an equity interest in a private company. The fair value of the equity interest was determined using the market approach with Level 3 inputs that are not readily observable, primarily prices for similar securities of the same company. During 2024, Alcon acquired additional equity interest in that company and classified the investment as an associated company, which is accounted for using the equity method as Alcon is considered to have significant influence. The investment was transferred to Investments in associated companies within "Other non-current assets".
If the pricing parameters for the Level 3 inputs were to change for Long-term financial investments measured at FVOCI and Financial investments measurement at FVPL by 10% positively or negatively, this would change the amount recorded in the 2025 Consolidated Statement of Comprehensive Income by $20 million.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2025	2024
Balance as of January 1	(96)	(90)
Additions	(63)	(6)
Accretion for passage of time	(11)	(7)
Adjustments for changes in assumptions	—	7
Currency translation effects	1	—
Balance as of December 31	(169)	(96)
Additions to contingent consideration liabilities in the current year period relate to the LumiThera and Cylite acquisitions. Additions to contingent consideration liabilities in the prior year period relate to the BELKIN acquisition. Refer to Note 21.1 for additional information.
As of December 31, 2025, the probability of success for various development and commercial milestones ranges from 0% to 95% and the maximum remaining potential payments related to contingent consideration from business combinations is $1.4 billion, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year included fair value adjustments for changes in assumptions of $7 million, primarily due to revised expectations for timing of settlement for development and commercial milestones. As of December 31, 2024, the probability of success for various development and commercial milestones ranged from 0% to 55% and the maximum remaining potential payments related to contingent consideration from business combinations was $780 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Contingent consideration liabilities are reported in "Provisions & other non-current liabilities" and "Provisions & other current liabilities" based on the projected timing of settlement which is estimated to range from 2026 through 2039 for contingent consideration obligations as of December 31, 2025.
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
As the most significant Level 3 input for contingent consideration liabilities, if the probability of success were to change by 10% positively or negatively, the amounts recorded in the 2025 Consolidated Income Statement for contingent consideration would increase by $55 million or decrease by $37 million, respectively.
Time deposits
During 2025, Alcon purchased time deposits of $80 million with a six-month term maturing on April 29, 2026. During 2024, Alcon purchased time deposits of $150 million with a six-month term maturing on February 17, 2025. The time deposits are measured at amortized cost and had a carrying value of $80 million and $153 million as of December 31, 2025 and 2024, respectively.
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
Due to Lifecore's significant financial difficulties at the time the loan was originated, Alcon concluded the financial assets were originated credit-impaired. The lifetime ECL was analyzed at inception and utilized in calculating the credit-adjusted effective interest rate with no impact on the carrying value of the financial assets or effective interest rate of 10%. In addition, as of December 31, 2025 and December 31, 2024, Alcon assessed there was no lifetime ECL due to the assessment of the collateral under the security agreement.
Derivatives
The below table summarizes the net value of unsettled positions for currency derivatives contracts including swaps, forwards and options as of December 31, 2025 and December 31, 2024.

($ millions)	December 31, 2025	December 31, 2024
Unrealized gains in Other current assets	5	12
Unrealized losses in Current financial debts	(6)	(4)
Net value of unsettled positions for derivatives contracts	(1)	8
There are master agreements with several banking counterparties for derivatives financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2025 or December 31, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Capital management
Alcon manages its capital with the objectives of maintaining the ability to continue as a going concern, allow for investment, mitigate against potential future risks and provide returns to shareholders. The capital structure of Alcon consists of Cash and cash equivalents, Time deposits, Total equity and Total financial debts and is reported to management as part of regular internal review processes. Alcon is not subject to regulatory or other external capital adequacy requirements. As of December 31, 2025, Alcon's long-term credit rating with S&P Global Ratings was BBB+ (stable outlook) (2024: BBB+) and with Moody's Investor Service was Baa1 (stable outlook) (2024: Baa1).
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
Interest rate risk
Alcon's exposure to cash flow interest rate risks arises from the portion of financial debts at variable rates as well as short-term financial investments. Alcon may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable rate interests. If the interest rates for financial debts at variable rates and short-term financial investments had been higher / lower by 1% in 2025, the income before taxes would have been higher / lower by $13 million from the impacts of interest expense and interest income based on the change in the interest rate. As of December 31, 2025, 97% of Alcon's financial debt is at fixed interest rates, materially reducing exposure to cash flow interest rate risk in the near term. However, Alcon's exposure to cash flow interest rate risk may increase following the maturity of financial debts with fixed interest rates.
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
No customer accounted for 10% or more of Alcon's net sales in 2025, 2024 or 2023.
Credit risk also arises from originated credit-impaired financial assets (Long-term note receivable and other financial assets at amortized cost). The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $192 million as of December 31, 2025, including a non-current portion of $191 million in "Financial assets" and a current portion of $1 million in "Other current assets". As of December 31, 2025, in accordance with the terms of the security agreement, the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $420 million. The estimated amount of collateral increased approximately 30% from December 31, 2024 based on updated forecasts reflecting recent market data and discounted cash flow analysis. There have been no significant changes in the quality of the collateral or the terms of the signed security agreement. In addition, Alcon performs an ongoing credit evaluation of Lifecore’s financial condition, monitors payment performance and assesses current economic conditions, as well as reasonable and supportable forecasts of future economic conditions, that may affect collectability of the outstanding financial assets.
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

18.     Provisions and other non-current liabilities
The below table provides details related to Provisions and other non-current liabilities as of December 31, 2025 and 2024.

($ millions)	Note	2025	2024
Accrued liability for employee benefits:
Defined benefit pension plans	22	210	198
Other post-employment benefits	22	206	208
Other long-term employee benefits and deferred compensation		232	205
Provisions for litigation and other legal matters		—	—
Contingent consideration	17	160	96
Deferred income		91	86
Other non-current liabilities		40	32
Total provisions and other non-current liabilities		939	825
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
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 24, 2026 of significant legal proceedings to which Alcon or its subsidiaries were or are currently a party.
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
During the third quarter of 2022, Alcon received a Paragraph IV Certification Letter under the Hatch-Waxman Act notifying Alcon that a generic drug company filed an application with the FDA seeking pre-patent expiry approval to sell a generic version of Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2%. In October 2022, Alcon filed a patent infringement lawsuit in the US District Court for the District of Delaware against that generic drug company. The lawsuit, which asserted two patents, automatically stayed FDA approval of the generic drug application for up to 30 months from receipt of the Paragraph IV Certification Letter. In August 2024, the court granted in part the generic drug company defendants’ motion for summary judgment of non-infringement of the asserted patents. A trial on the remaining patent claims was held on October 21, 2024 through October 23, 2024. On February 5, 2025, the Court issued Findings of Fact and Conclusions of Law concerning the patent claims, and the defenses to those claims, that were the subject of the trial. The Court ruled that Alcon did not prove by a preponderance of the evidence that the defendant’s proposed generic version of Simbrinza infringed the patent claims asserted at the trial. The Court also ruled that the generic drug company defendant did not prove by clear and convincing evidence that those patent claims were invalid. In the first quarter of 2025, both Alcon and the generic drug company defendant filed notices of appeal of certain rulings made by the trial court. The parties' written briefing in the appeal concluded in January 2026.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Civil Investigative Demand
In July 2024, Alcon received a Civil Investigative Demand from the US Department of Justice (“DoJ”) in connection with a civil investigation under the False Claims Act relating to discounts on surgical equipment servicing contracts. Alcon is cooperating with the DoJ.
Litigation and other legal matters provision movements

($ millions)	2025	2024	2023
January 1	4	6	206
Additions to provisions	25	15	3
Cash payments	(9)	(13)	(201)
Releases of provisions	(2)	(4)	(2)
December 31	18	4	6
Less current portion	(18)	(4)	(6)
Non-current provisions for litigation and other legal matters at December 31	—	—	—
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

19.     Provisions and other current liabilities
The below table provides details related to Provisions and other current liabilities as of December 31, 2025 and 2024.

($ millions)	Note	2025	2024
Accruals for compensation and benefits including social security		498	531
Accruals for deductions from revenue		402	396
Taxes other than income taxes		84	59
Deferred income		84	73
Accrued expenses for goods and services received but not invoiced		82	65
Accrued interest on financial debts		34	32
Provisions for litigation and other legal matters	18	18	4
Accruals for royalties		10	11
Contingent consideration	17	9	—
Accrued equity-based payments		9	11
Restructuring provisions		—	—
Other payables		56	46
Total provisions and other current liabilities		1,286	1,228
Provisions and accruals are based upon management's best estimate and adjusted for actual experience. Such adjustments to the historical estimates have not been material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Accruals for deductions from revenue
The below table shows the movement of accruals for deductions from revenue.

($ millions)	2025	2024	2023
January 1	396	394	386
Additions	1,316	1,256	1,235
Payments/utilizations	(1,319)	(1,243)	(1,218)
Changes in offset against gross trade receivables	—	1	(8)
Currency translation effects	9	(12)	(1)
December 31	402	396	394
Restructuring provisions
The below table shows the movement of restructuring provisions.

($ millions)	2025	2024	2023
January 1	—	29	64
Additions	—	—	39
Cash payments	—	(27)	(74)
Releases	—	(1)	—
Currency translation effects	—	(1)	—
December 31	—	—	29
There were no additions to restructuring provisions in 2025 and 2024. In 2023, additions to restructuring provisions of $39 million were primarily related to the multi-year transformation program initially announced by Alcon on November 19, 2019, subsequently expanded as announced on November 15, 2022 and completed in the fourth quarter of 2023. The costs were mainly related to accrued severance for the associates whose positions were eliminated.

20.     Consolidated Statement of Cash Flows - additional details
The Consolidated Statement of Cash Flows was prepared in accordance with IAS 7, Statement of Cash Flows. The below tables provide additional detail supporting select line items in the Consolidated Statement of Cash Flows.
20.1 Depreciation, amortization, impairments and fair value adjustments

($ millions)	2025	2024	2023
Property, plant & equipment	417	393	385
Right-of-use assets	89	83	91
Intangible assets	829	752	745
Financial assets	—	—	7
Other non-current assets(1)	(144)	(2)	(2)
Total	1,191	1,226	1,226
(1)    For the year ended December 31, 2025, Other non-current assets includes gains on fair value remeasurements of investments in associated companies. Refer to Note 21 for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

20.2 Change in net current assets and other operating cash flow items

($ millions)	2025	2024	2023
(Increase) in inventories	(156)	(47)	(271)
(Increase) in trade receivables	(129)	(55)	(110)
Increase/(decrease) in trade payables	116	(15)	(51)
Net change in other operating assets	(47)	(28)	(23)
Net change in other operating liabilities	(24)	(44)	51
Total	(240)	(189)	(404)
20.3 Reconciliation of liabilities arising from financing activities

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2025	4,538	105	429	68
Repayment of financial debts	(1)	(111)
Proceeds from financial debts, net of issuance costs	—	59
Impact from business combinations	1	34	4	3
Additions to leases			63	14
Other net changes in financial debts	55	(17)
Amortization of discounts on financial debts	2	—
Payments of lease liabilities, net			—	(81)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(23)
Changes in fair values and other non-cash changes, net	3	2	(5)	20
Currency translation effects	63	4	14	3
Reclassification from non-current to current	(499)	499	(76)	76
December 31, 2025	4,162	575	429	80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	Financial Liabilities
($ millions)	Non-current financial debts	Current financial debts	Non-current lease liabilities	Current lease liabilities
January 1, 2024(1)	4,676	63	335	71
Repayment of financial debts	—	(47)
Proceeds from financial debts, net of issuance costs	—	59
Additions to leases			170	21
Other net changes in financial debts	—	(66)
Amortization of discounts on financial debts	2	—
Payments of lease liabilities, net			—	(83)
Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			—	(19)
Changes in fair values and other non-cash changes, net	3	(6)	(1)	16
Currency translation effects	(39)	(2)	(10)	(3)
Reclassification between non-current and current	(104)	104	(65)	65
December 31, 2024	4,538	105	429	68
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
20.4 Additional disclosure of non-cash investing and financing activities

($ millions)	2025	2024	2023
Treasury stock issued for settlement of equity-based compensation plan, net of withholding taxes	110	109	107
Non-cash additions of right-of-use assets in exchange for a lease liability	77	191	63
Non-cash additions of property, plant & equipment	70	53	55
Non-cash additions of intangible assets	22	13	16
Non-cash additions of financial assets	—	118	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

21.     Acquisitions, divestment of product rights and out-licensing
21.1 Acquisitions of businesses
Fair value of assets and liabilities arising from acquisition of businesses
During 2025, acquisitions of businesses included LumiThera, Inc., Aurion Biotech, Inc., and Cylite Pty Ltd. During 2024, acquisition of a business included BELKIN Vision Ltd. There were no acquisitions of businesses in 2023.
Surgical - Acquisition of LumiThera, Inc.
On September 2, 2025, Alcon closed on a merger agreement and acquired the remaining outstanding equity of LumiThera, resulting in 100% ownership when combined with Alcon's existing investment in LumiThera. LumiThera is a privately held, US-based company that developed and commercializes the Valeda photobiomodulation device, a multi-wavelength treatment for dry age-related macular degeneration, which supplements Alcon's Surgical portfolio. The acquisition of the equity interest was accounted for as a business combination that resulted in goodwill of $38 million after the updated preliminary PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $124 million.
The potential commercial milestones payable for specified revenue targets between 2026 and 2039 could be up to $660 million and the potential development milestones payments for regulatory approval in China or Japan could be up to $30 million. The contingent consideration recognized during the third quarter of 2025 represents its fair value (Level 3) at the acquisition date.
The acquisition date fair value of the previously held financial investment measured at FVOCI by Alcon was $16 million, resulting in a remeasurement fair value gain in Other comprehensive income of $9 million, net of taxes.
During the measurement period, Alcon updated its preliminary valuation of the fair value of acquired assets and assumed liabilities, primarily due to finalization of opening balance sheet testing procedures post-acquisition date. The below table summarizes the updated preliminary PPA for the LumiThera business combination as of December 31, 2025. The PPA remains provisional and is subject to change as additional information is obtained during the respective measurement period up to one year from the acquisition date.

($ millions)	Preliminary PPA	Measurement period adjustments	Updated preliminary PPA
Current marketed products	185	5	190
Deferred tax assets	9	—	9
Inventories	5	(2)	3
Trade receivables	2	—	2
Cash and cash equivalents	1	—	1
Other current assets	1	—	1
Deferred tax liabilities	(42)	(2)	(44)
Trade payables	(2)	—	(2)
Provisions and other current liabilities	(3)	1	(2)
Net identifiable assets acquired	156	2	158
Goodwill	42	(4)	38
Net assets acquired as a result of business combination	198	(2)	196

Cash paid at closing	126	(1)	125
Cash expected to be paid after closing	2	(1)	1
Previously-held FVOCI financial investment	16	—	16
Contingent consideration	54	—	54
Total acquisition date fair value of consideration	198	(2)	196

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Goodwill is attributable primarily to the accounting impact of deferred tax liabilities and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $6 million were recognized in "Other expense" in the 2025 Consolidated Income Statement and were reported in operating cash flows in the 2025 Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the LumiThera business acquisition as it is not material to the Consolidated Financial Statements. The results of operations since the date of acquisition were not material.
Vision Care - Acquisition of majority interest in Aurion Biotech, Inc.
On March 24, 2025, Alcon closed on agreements with certain existing shareholders of Aurion to acquire approximately 58.7% of outstanding equity for approximately $486 million and outstanding convertible notes from the same shareholders for approximately $36 million, totaling $522 million cash paid at closing. When combined with Alcon's existing 40.3% investment in Aurion, the transaction resulted in 99% ownership of Aurion on an outstanding basis. Aurion's ownership on a fully diluted basis at closing was approximately 85.0% held by Alcon and 15.0% held by non-controlling interests. This transaction supports Alcon's ophthalmic pharmaceutical portfolio expansion, including biopharmaceutical applications, with the potential to advance the first-ever corneal cell therapy candidate. The acquisition of majority interest was accounted for as a business combination that resulted in goodwill of $175 million after the final PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $496 million. The transaction also resulted in non-controlling interests, described below.
The acquisition date fair value of the equity interest previously held by Alcon was $334 million, resulting in a remeasurement fair value gain of $136 million in the first quarter of 2025. The fair value gain has been included in "Other income" in the 2025 Consolidated Income Statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

During the measurement period, Alcon updated its preliminary valuation of the fair value of acquired assets and assumed liabilities, primarily due to changes in financial projections for certain operations. The below table summarizes the PPA for the Aurion business combination which was finalized in the fourth quarter of 2025.

($ millions)	Preliminary PPA	Measurement period adjustments	Final PPA
Property, plant and equipment	3	—	3
Right-of-use assets	6	—	6
Current marketed products	105	(40)	65
Acquired IPR&D	825	(5)	820
Deferred tax assets	43	(3)	40
Other current assets	6	—	6
Cash and cash equivalents	26	—	26
Non-current lease liabilities	(4)	—	(4)
Non-current financial debts	(1)	—	(1)
Deferred tax liabilities	(212)	10	(202)
Current financial debts	(34)	—	(34)
Current lease liabilities	(2)	—	(2)
Current income tax liabilities	(1)	—	(1)
Trade payables	(3)	—	(3)
Provisions and other current liabilities	(14)	3	(11)
Net identifiable assets acquired	743	(35)	708
Goodwill	140	35	175
Non-controlling interests	(27)	—	(27)
Net assets acquired as a result of business combination	856	—	856

Cash paid at closing	522	—	522
Previously-held investment in associated company	334	—	334
Total acquisition date fair value of consideration	856	—	856

Goodwill is attributable primarily to assembled workforce and biopharmaceutical research and development capabilities. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $2 million were recognized in "Other expense" in the 2025 Consolidated Income Statement and were reported in operating cash flows in the 2025 Consolidated Statement of Cash Flows.
Subsequent to the acquisition, the current and non-current financial debts were repaid in the second quarter of 2025.
Pro forma financial information is not presented for the Aurion business acquisition as it is not material to the Consolidated Financial Statements.
For the period from the date of the Aurion acquisition, March 24, 2025, through December 31, 2025, the acquired business increased Alcon's "Net sales" by $12 million and reduced Alcon's "Net income" by $37 million.
Non-controlling interests
Alcon elected to recognize the non-controlling interests in Aurion at fair value.
Non-controlling interests with a fair value of $27 million were recognized at acquisition date, comprised of common stock and vested options. The fair value of non-controlling interests was estimated using the market and income approaches, which were equally weighted. The income approach valuation utilized net present value techniques which involve significant judgment by management and include assumptions with measurement uncertainty. The estimates include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rates and future tax rates. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques. Since the cash flow projections are a significant unobservable input, the fair value of the non-controlling interests was classified as Level 3 in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

On March 26, 2025, the Aurion Board exercised its discretion under the Aurion stock plan and approved an exchange of outstanding vested options of Aurion employees for cash as settlement of their non-controlling interests in Aurion. During the third quarter of 2025, settlement agreements were executed among certain former Aurion executives, Alcon and Aurion. As part of these agreements, certain payments were made to these former executives and, additionally, Alcon acquired additional non-controlling interests in Aurion. During the fourth quarter of 2025, Alcon entered into stock purchase agreements and purchased additional non-controlling interests in Aurion. As a result, Alcon's fully diluted interest in Aurion increased from 85% on the business combination date to 99% as of December 31, 2025.
The below table summarizes movements in the non-controlling interests on a fully diluted basis from the acquisition date to the end of the reporting period.

($ millions unless indicated otherwise)	Non-controlling interests (%)	Non-controlling interests
Initial recognition at acquisition date	15%	27
Changes in non-controlling interests	(14)%	(26)
Non-controlling interests as of December 31, 2025	1%	1
Profits and losses attributable to non-controlling interests are calculated on an outstanding basis.
Surgical - Acquisition of Cylite Pty Ltd.
On January 16, 2025, Alcon executed a stock purchase agreement and acquired approximately 91.2% of outstanding equity from Cylite shareholders, resulting in 100% ownership when combined with Alcon's existing 8.8% investment in Cylite. The Cylite diagnostic device complements Alcon’s existing Surgical portfolio for cataracts. The acquisition of the remaining equity interest was accounted for as a business combination that resulted in goodwill of $90 million after the final PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $72 million.
The development milestone contingent consideration is related to a potential payment of up to $10 million upon achievement of the first commercial sale of a defined product within the United States. The contingent consideration recognized during the first quarter of 2025 represents its fair value (Level 3) at the acquisition date.
The acquisition date fair value of the equity interest previously held by Alcon was $14 million, resulting in a remeasurement fair value gain of $6 million in the first quarter of 2025. The fair value gain has been included in "Other income" in the 2025 Consolidated Income Statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes the PPA for the Cylite business combination which was finalized in the fourth quarter of 2025 without identifying any measurement period adjustment.

($ millions)	Final PPA
Property, plant and equipment	1
Right-of-use assets	1
Current marketed products	4
Acquired IPR&D	33
Inventories	1
Cash and cash equivalents	6
Other assets	1
Deferred tax liabilities	(11)
Lease liabilities	(1)
Trade payables	(1)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	33
Goodwill	90
Net assets acquired as a result of business combination	123

Cash paid at closing	78
Cash expected to be paid after closing	2
Previously-held FVOCI financial investment	11
Previously-held commercialization rights in intangible assets	9
Contingent consideration	9
Previously-held investment in associated company	14
Total acquisition date fair value of consideration	123
Goodwill is attributable primarily to buyer-specific synergies, including benefits to intraocular lens sales, development collaboration arrangement and associated development timeline reduction and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in "Other expense" in the 2025 Consolidated Income Statement and were reported in operating cash flows in the 2025 Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the Cylite business acquisition as it is not material to the Consolidated Financial Statements.
For the period from the date of the Cylite acquisition, January 16, 2025, through December 31, 2025, the acquired business reduced Alcon's "Net income" by $15 million.
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN as provided under the BELKIN Agreement. This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the PPA of the consideration to the fair values of acquired assets and assumed liabilities. The acquisition date fair value of the previously-held financial investments measured at FVOCI by Alcon was $20 million. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million.
Under the BELKIN Agreement, there are additional amounts, up to $385 million, to be potentially paid upon achievement of certain commercial milestones if annual sales exceed defined targets within defined periods after closing. The contingent consideration recognized during the third quarter of 2024 totaled $6 million, which represents its fair value (Level 3) at the acquisition date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes the PPA for the BELKIN business combination which was finalized in the third quarter of 2024.

($ millions)	Final PPA
Property, plant and equipment	1
Currently marketed products	75
Deferred tax assets	6
Inventories	3
Cash and cash equivalents	3
Other current assets	2
Deferred tax liabilities	(17)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	72
Goodwill	20
Net assets acquired as a result of business combination	92

Cash paid at closing	64
Cash expected to be paid after closing	2
Previously-held FVOCI financial investments	20
Contingent consideration	6
Total acquisition date fair value of consideration	92
The goodwill is primarily attributable to buyer-specific synergies and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in "Other expense" in the 2024 Consolidated Income Statement and were reported in operating cash flows in the 2024 Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the BELKIN business acquisition as it is not material to the Consolidated Financial Statements.
For the period from the date of the BELKIN acquisition, July 1, 2024, through December 31, 2024, the acquired business increased Alcon's 2024 "Net sales" by $1 million and reduced Alcon's 2024 "Net income" by $4 million.
Proposed acquisition of LENSAR, Inc.
On March 23, 2025, Alcon entered into a definitive agreement to acquire all outstanding shares of LENSAR, Inc. ("LENSAR"), a global medical technology company focused on advanced laser solutions for the treatment of cataracts, with a total consideration of up to approximately $430 million. The planned acquisition will complement Alcon’s existing Surgical portfolio in the treatment of cataracts. The transaction is subject to customary closing conditions, including regulatory approval and is expected to close in the first half of 2026.
21.2 Acquisitions of assets
During 2025 and 2024, there were no acquisitions of assets recognized under IFRS 3, Business Combinations.
Acquisitions of assets in 2023 amounted to $2 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

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
With the exception of Systane Ultra, the transaction was accounted for during the fourth quarter of 2024 as a divestment of product rights resulting in a net gain of approximately $57 million recognized in "Other income" in the 2024 Consolidated Income Statement. The net carrying value of the divested rights in China was approximately $2 million.
For Systane Ultra, the transaction will be accounted for as a supply agreement over the 15-year licensing term. The current and non-current portions of the up-front consideration allocated to the supply agreement, which amounted to $2 million and $54 million, respectively, were recorded as deferred income on the 2024 Consolidated Balance Sheet and will be recognized as "Other revenues" over the licensing term. Royalty revenues will be recognized in "Other revenues" in the Consolidated Income Statement as they are earned.

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
The major pension and other post-employment benefit plans are based in Switzerland, the United States, Germany and the United Kingdom. As of December 31, 2025, these plans represent 88% of Alcon's total DBO and are independently sponsored by Alcon. Details of the plans in those significant countries are provided below.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table summarizes the funded and unfunded DBO for pension and other post-employment benefit plans of Alcon associates at December 31, 2025 and 2024.

	Pension plans		Other post-employment benefit plans
($ millions)	2025	2024	2025	2024
Benefit obligation at January 1	592	638	208	213
Current service cost	18	16	4	5
Interest cost	19	18	12	10
Past service costs and settlements	(1)	—	—	—
Administrative expenses	1	1	—	—
Remeasurement (gains)/losses arising from changes in financial assumptions	(7)	(14)	4	(6)
Remeasurement (gains) arising from changes in demographic assumptions	(1)	—	—	—
Remeasurement losses/(gains) arising from experience-related changes	10	5	(9)	1
Currency translation effects	49	(30)	—	—
Benefit payments	(41)	(47)	(17)	(19)
Contributions of associates	5	5	4	4
Benefit obligation at December 31	644	592	206	208
Fair value of plan assets at January 1	430	448	—	—
Interest income	13	11	—	—
Return on plan assets excluding interest income	17	13	—	—
Currency translation effects	36	(23)	—	—
Employer contributions	22	23	13	15
Contributions of associates	5	5	4	4
Settlements	—	—	—	—
Benefit payments	(41)	(47)	(17)	(19)
Fair value of plan assets at December 31	482	430	—	—
Funded status	(162)	(162)	(206)	(208)
Limitation on recognition of fund surplus at January 1	(30)	(25)
Change in limitation on recognition of fund surplus	(11)	(8)
Currency translation effects	—	3
Limitation on recognition of fund surplus at December 31	(41)	(30)
Net liability in the balance sheet at December 31	(203)	(192)	(206)	(208)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The reconciliation of the net liability from January 1 to December 31 is as follows:

	Pension plans		Other post-employment benefit plans
($ millions)	2025	2024	2025	2024
Net liability at January 1	(192)	(215)	(208)	(213)
Current service cost	(18)	(16)	(4)	(5)
Net interest expense	(6)	(7)	(12)	(10)
Past service costs and settlements	1	—	—	—
Administrative expenses	(1)	(1)	—	—
Remeasurements	15	22	5	5
Currency translation effects	(13)	10	—	—
Employer contributions	22	23	13	15
Change in limitation on recognition of fund surplus	(11)	(8)	—	—
Net liability at December 31	(203)	(192)	(206)	(208)

Amounts recognized in the balance sheet
Prepaid benefit cost	7	6	—	—
Accrued benefit liability	(210)	(198)	(206)	(208)
The below tables provide detail of the DBO for pension plans by geography and type of member and of plan assets based on the geographical locations in which they are held.

	2025
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(268)	(26)	(39)	—	(82)	(415)
Deferred pensioners	(8)	(28)	(16)	(28)	(14)	(94)
Pensioners	(36)	(37)	(29)	(27)	(6)	(135)
Benefit obligation at December 31	(312)	(91)	(84)	(55)	(102)	(644)
Thereof: unfunded plans	47	22	—	—	19	88
Thereof: unfunded portion of funded plans	49	—	59	—	14	122
Prepaid benefit costs and assets subject to limitation on recognition of fund surplus	—	—	—	(5)	(43)	(48)
Fair value of plan assets at December 31	216	69	25	60	112	482
Funded status	(96)	(22)	(59)	5	10	(162)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

	2024
($ millions)	Switzerland	United States	Germany	United Kingdom	Rest of the world	Total
By type of member
Active	(226)	(25)	(42)	—	(75)	(368)
Deferred pensioners	(8)	(29)	(16)	(26)	(14)	(93)
Pensioners	(33)	(38)	(26)	(27)	(7)	(131)
Benefit obligation at December 31	(267)	(92)	(84)	(53)	(96)	(592)
Thereof: unfunded plans	43	21	—	—	20	84
Thereof: unfunded portion of funded plans	43	1	63	—	7	114
Prepaid benefit costs and assets subject to limitation on recognition of fund surplus	—	—	—	(4)	(32)	(36)
Fair value of plan assets at December 31	181	70	21	57	101	430
Funded status	(86)	(22)	(63)	4	5	(162)
The below table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of Alcon associates.

	Pension plans		Other post-employment benefit plans
	2025	2024	2025	2024
Discount rate	3.3%	3.2%	5.2%	5.5%
Expected rate of pension increase	0.9%	1.0%
Expected rate of salary increase	2.4%	2.6%
Interest on savings account	3.0%	2.0%
Current average life expectancy for a 65-year-old male (in years)	20	20	21	21
Current average life expectancy for a 65-year-old female (in years)	22	22	23	23
The below table shows additional details related to the weighted average discount rates for pension and other post-employment benefit plans for each significant country.

	Pension plans		Other post-employment benefit plans
	2025	2024	2025	2024
Switzerland	1.8%	1.6%
United States	5.0%	5.4%	5.2%	5.5%
Germany	4.3%	3.5%
United Kingdom	5.5%	5.5%
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
The assumption for the expected rate for salary increases significantly affects the DBO by influencing projected future compensation levels used in determining benefit payments. A lower salary growth rate reduces projected benefits and results in a decrease to the DBO, while a higher assumed growth rate increases the DBO.
The assumption for the interest rate credited to savings accounts is a key driver of the DBO for cash balance plans, primarily in Switzerland and the United States. Higher assumed interest rates increase the annual interest credits allocated to participant account balances, which in turn accelerates benefit growth and increases the DBO.
Assumptions regarding life expectancy significantly impact the DBO. While the life expectancy assumption remained flat in the current year, generally an increase in longevity increases the DBO. There is no offsetting impact from the plan assets, as no longevity bonds or swaps are held by the pension funds. Generational mortality tables are used where this data is available.
The below table shows the sensitivity of the defined benefit pension and other post-employment benefit obligations to the principal actuarial assumptions as of December 31, 2025.

($ millions)	(Decrease)/increase in 2025 year-end liability
25 basis point increase in discount rate	(25)
25 basis point decrease in discount rate	26
1 year increase in life expectancy	16
25 basis point increase in rate of pension increase	8
25 basis point decrease in rate of pension increase(1)	(4)
25 basis point increase of interest on savings account	4
25 basis point decrease of interest on savings account	(4)
25 basis point increase in rate of salary increase	3
25 basis point decrease in rate of salary increase	(3)
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
The below table summarizes the healthcare cost trend rate assumptions used for other post-employment benefits.

	2025	2024	2023
Healthcare cost trend rate assumed for next year	6.7%	7.0%	6.0%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2035	2035	2030

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

The below table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2025, and 2024.

	Pension plans
(as a percentage)	Long-term target minimum	Long-term target maximum	2025	2024
Equity securities	15	40	31	33
Debt securities	20	60	43	40
Real estate	5	20	11	11
Alternative investments	—	20	13	13
Cash and other investments	—	15	2	3
Total			100	100
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
The weighted average duration of the DBO is 12.1 years and 12.0 years as of December 31, 2025 and December 31, 2024, respectively.
Alcon's ordinary contribution to the various pension plans is based on the rules of each plan and its respective country. Additional contributions are made whenever required by local statute or law (i.e., usually when statutory funding levels fall below predetermined thresholds).
The below table summarizes expected employer contributions for one year and expected future benefit payments for ten years for pension and other post-employment benefit plans as of December 31, 2025.

($ millions)	Pension plans	Other post-employment benefit plans
Employer contributions
2026 (estimated)	11	—
Expected future benefit payments
2026	41	16
2027	37	17
2028	38	18
2029	42	19
2030	44	19
2031-2035	220	89
Defined contribution plans
In many countries, associates are covered by defined contribution plans. Contributions charged to the 2025 Consolidated Income Statement for the defined contribution plans were $161 million (2024: $153 million; 2023: $151 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

23.     Equity-based compensation
For the year ended December 31, 2025, Alcon recorded equity-based compensation expense of $171 million (2024: $162 million, 2023: $159 million).
Liabilities from cash-settled equity-based compensation plans were $9 million as of December 31, 2025 ($11 million as of December 31, 2024).
At December 31, 2025, Alcon has various equity-based incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
Summary of unvested share movements
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the years ended December 31, 2025 and 2024.

	2025			2024
	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions	Number of shares in thousands	Weighted average fair value at grant date in $	Fair value at grant date in $ millions
Unvested shares at January 1	5,167	74.63	386	4,942	71.82	355
Granted
Restricted awards	1,465	88.69	130	1,560	80.95	126
Performance awards	1,180	85.78	101	771	77.99	60
Vested	(1,751)	77.39	(136)	(1,902)	73.76	(140)
Forfeited	(335)	81.49	(27)	(204)	75.72	(15)
Unvested shares at December 31	5,726	79.30	454	5,167	74.63	386
The remaining weighted-average vesting period of unvested equity-based awards as of December 31, 2025 was 1.1 years.
Equity-based incentive plans
The below table summarizes the number of shares authorized under the plans as of December 31, 2025.

(thousands)	Authorized shares
Long-term Incentive Plan	20,000
Deferred Bonus Stock Plan(1)	1,500
Swiss Employee Share Ownership Plan	475
Other share savings plans	275
Total	22,250
(1)    No grants under the Deferred Bonus Stock Plan were made in 2025, 2024 or 2023.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

PSUs awarded to plan participants are granted at target incentive ranges from 40% to 575% of base compensation and vest over a three-year period. The payout between 0% and 200% of target is dependent upon four equally weighted performance metrics which are determined at the onset of the performance period by the Board. The metrics include compound annual growth rate of Net sales, compound annual growth rate of core earnings per share, market share of peers, and innovation. The Board and the Compensation Committee assess the performance against the defined measures, including input from the Innovation Committee for the innovation metric, and approve the final payout. PSUs granted under the performance plan do not carry voting rights, but do carry dividend equivalents that are paid in cash or Alcon Inc. shares at vesting, provided participants remain associates of Alcon.
From time to time, Alcon grants one-time PSU awards to plan participants to provide an incentive to meet specific company objectives. These awards represent an immaterial portion of total PSU grants outstanding as of December 31, 2025. The aggregate grant-date fair value and related expense associated with these awards are insignificant to Alcon's overall equity-based incentive plan as of December 31, 2025.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

24.     Related parties transactions
Executive officers
The below table summarizes compensation information for key management personnel.

($ millions)	2025	2024	2023
Cash and other compensation	18.5	24.4	20.1
Post-employment benefits	3.1	2.9	1.1
Equity-based compensation	24.4	22.5	23.1
Total	46.0	49.8	44.3
Investments in associated companies
As of December 31, 2025, Alcon holds voting interests of approximately 21.4% in an associated company. As of December 31, 2024, Alcon also held voting interests of approximately 40.3% in an associated company which Alcon acquired a majority interest in during 2025. As of December 31, 2024, Alcon also held voting interests of approximately 8.8% in an associated company which was initially acquired for $10 million during 2023 and wholly acquired during 2025. Associated companies are accounted for using the equity method as Alcon is considered to have significant influence.
The below table summarizes activity related to investments in associated companies for the years ended December 31, 2025 and 2024.

	Investments in associated companies
($ millions)	2025	2024
Balance as of January 1	293	10
Purchases	8	159
Transfer from Financial assets	—	132
Share of (loss) from associated companies recognized in Consolidated Income Statement	(18)	(8)
Gains on fair value remeasurements recognized in Consolidated Income Statement(1)	142	—
Recognition of business combinations(1)	(348)	—
Balance as of December 31	77	293
(1)    Refer to Note 21 for additional information.
There were no amounts due from associated companies as of December 31, 2025. As of December 31, 2024, long-term convertible notes due from associated companies included in "Financial assets" on the Consolidated Balance Sheet amounted to $11 million.
There were no other payments or payables to associated companies in 2025. Other payments and payables to associated companies in 2024 amounted to $2 million primarily for research and development costs. Other payments to associated companies in 2023 amounted to $3 million to extend the duration of an option to acquire certain exclusive commercialization rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

25.     Commitments and contingencies
Commitments
Research & development
Alcon has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Alcon that may be capitalized. As of December 31, 2025, the commitments to make payments under those agreements, and their estimated timing, were as follows:

($ millions)	2025
2026	6
2027	5
2028	7
2029	—
2030	1
Thereafter	68
Total	87
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
Alcon has no significant environmental liabilities as of December 31, 2025 and 2024 and has incurred no significant remediation costs for the years ended December 31, 2025, 2024 and 2023.

26.     Subsequent events
On August 4, 2025, Alcon entered into a definitive agreement to acquire STAAR Surgical Company ("STAAR"), a global medical technology company focused on the research, development, manufacturing, distribution and sale of phakic intraocular lenses. Pursuant to the terms of the agreement as amended, Alcon agreed to acquire all outstanding shares of STAAR’s common stock for total consideration of approximately $1.8 billion. On January 6, 2026, Alcon terminated its definitive merger agreement with STAAR. There were no termination fees for either company.
On August 20, 2025, Alcon executed a $1.9 billion bridge loan agreement (the "2025 Bridge Loan Facilities") with Morgan Stanley Bank International Limited and Morgan Stanley Bank, N.A., split in two tranches of $1.4 billion (“Facility A”) and $0.5 billion (“Facility B”), respectively. Facility A was restricted for use in funding the acquisition of STAAR, whereas Facility B was to be used for financing or refinancing of any other acquisitions. The 2025 Bridge Loan Facilities remained fully undrawn as of December 31, 2025. The maturity of the 2025 Bridge Loan Facilities was to be determined upon the completion of the related acquisitions. In January 2026, Alcon cancelled the 2025 Bridge Loan Facilities.
On February 24, 2026, Alcon announced certain efficiency measures supported by operational improvements and infrastructure investments. Alcon estimates the total cost to implement these efficiency measures to be approximately $150 million and expects the implementation to be completed in 2026.
On February 24, 2026, the Board approved the proposal to submit the 2025 financial statements of Alcon Inc. and these Consolidated Financial Statements for approval at the Annual General Meeting on April 30, 2026. Additionally on February 24, 2026, the Board proposed a dividend of CHF 0.28 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $182 million using the CHF/USD exchange rate as of February 16, 2026.
The Board has evaluated subsequent events as they relate to Alcon for potential recognition or disclosures from January 1, 2026 to the date of the approval of these Consolidated Financial Statements and has determined there are no additional subsequent events to be reported in these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

27.     Alcon subsidiaries and associated companies
The following table lists the subsidiaries of Alcon Inc. with Total assets or Net sales in excess of $5 million included in the Consolidated Financial Statements at and for the year ended December 31, 2025, respectively. The equity interest percentage shown in the table represents Alcon's share in voting rights in those entities. Unless otherwise stated, each entity has share capital consisting of equity held directly by the Company or another of its consolidated subsidiaries.

Country of organization/Entity name	Place of business	Equity interest
Argentina
Alcon Laboratorios Argentina S.A.	Buenos Aires	100%
Australia
Alcon Laboratories (Australia) Pty Ltd	Macquarie Park	100%
Cylite Pty Ltd.	Mulgrave	100%
Austria
Alcon Ophthalmika GmbH	Wien	100%
Belgium
Alcon Laboratories Belgium BVBA	Puurs	100%
Alcon NV	Mechelen	100%
Brazil
Alcon Brasil Cuidados com a Saúde Ltda.	São Paulo	100%
Canada
Alcon Canada Inc.	Mississauga, Ontario	100%
Cayman Islands
Aerie Pharmaceuticals Limited	Grand Cayman	100%
Chile
Alcon Laboratorios Chile Ltd.	Santiago de Chile	100%
China
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing	100%
Alcon Hong Kong Limited	Hong Kong	100%
Colombia
Laboratorios Alcon de Colombia S.A.	Santafé de Bogotá	100%
Czech Republic
Alcon Pharmaceuticals (Czech Republic) s.r.o.	Prague	100%
Denmark
Alcon Nordic A/S	Copenhagen	100%
Ecuador
AlconLab Ecuador S.A.	Quito	100%
France
Laboratoires Alcon S.A.S.	Rueil-Malmaison	100%
Germany
Alcon Deutschland GmbH	Freiburg im Breisgau	100%
CIBA Vision GmbH	Grosswallstadt	100%
WaveLight GmbH	Erlangen	100%
Greece
Alcon Laboratories Hellas- Single Member Commercial and Industrial S.A.C.I.	Maroussi, Athens	100%
Hungary
Alcon Hungary Pharmaceuticals Trading Limited Liability Company	Budapest	100%
India
Alcon Laboratories (India) Private Limited	Bangalore	100%
Indonesia
PT. CIBA Vision Batam	Batam	100%
Ireland
Alcon Laboratories Ireland Limited	Cork City	100%
Aerie Pharmaceuticals Ireland Limited	Athlone	100%
Israel
BELKIN Vision Ltd.	Yavne	100%
Italy
Alcon Italia S.p.A.	Milano	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
Japan
Alcon Japan Ltd.	Tokyo	100%
Malaysia
Alcon Laboratories (Malaysia) Sdn. Bhd.	Petaling Jaya	100%
CIBA Vision Johor Sdn. Bhd.	Johor	100%
Mexico
Alcon Laboratorios, S.A. de C.V.	Ciudad de Mexico	100%
Netherlands
Alcon Finance B.V.	Amsterdam	100%
Alcon Nederland B.V.	Utrecht	100%
New Zealand
Alcon Laboratories (New Zealand) Ltd.	Remuera	100%
Panama
Alcon Centroamerica S.A.	Panama City	100%
Peru
Alcon Pharmaceutical del Peru S.A.	Lima	100%
Philippines
Alcon Laboratories (Philippines), Inc.	Pasig City	100%
Poland
Alcon Polska Sp. z o.o.	Warszawa	100%
Portugal
Alcon Portugal-Produtos e Equipamentos Oftalmológicos Lda.	Oeiras	100%
Puerto Rico
Alcon (Puerto Rico), Inc.	Cataño, PR	100%
Romania
Alcon Romania S.R.L.	Bucharest	100%
Russian Federation
Alcon Farmacevtika LLC	Moscow	100%
Singapore
Alcon Pte Ltd	Singapore	100%
Alcon Singapore Manufacturing Pte Ltd	Singapore	100%
CIBA Vision Asian Manufacturing and Logistics Pte Ltd.	Singapore	100%
South Africa
Alcon Laboratories (South Africa) (Pty) Ltd.	Midrand	100%
South Korea
Alcon Korea Ltd.	Seoul	100%
Spain
Alcon Healthcare S.A.	Barcelona	100%
Switzerland
Alcon Grieshaber AG	Schaffhausen	100%
Alcon Management SA	Vernier	100%
Alcon Pharmaceuticals Ltd	Fribourg	100%
Alcon Services AG	Fribourg	100%
Alcon Switzerland SA	Fribourg	100%
Thailand
Alcon Laboratories (Thailand) Limited	Bangkok	100%
Turkey
Alcon Laboratuvarlari Ticaret A.S.	Istanbul	100%
Ukraine
Alcon Ukraine LLC	Kiev	100%
United Kingdom
Alcon Eye Care UK Limited	Frimley/Camberley	100%
United States of America
Aerie Distribution, Inc.	Fort Worth, TX	100%
Aerie Pharmaceuticals, Inc.	Fort Worth, TX	100%
Alcon Finance Corporation	Fort Worth, TX	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF ALCON INC. (Continued)

Country of organization/Entity name	Place of business	Equity interest
Alcon Laboratories, Inc.	Fort Worth, TX	100%
Alcon RefractiveHorizons, LLC	Fort Worth, TX	100%
Alcon Research, LLC	Fort Worth, TX	100%
Alcon Vision, LLC	Fort Worth, TX	100%
CIBA Vision, LLC	Fort Worth, TX	100%
WaveLight, Inc.	Fort Worth, TX	100%
Aurion Biotech, Inc.	Seattle, WA	99%
Ivantis, Inc.	Fort Worth, TX	100%
LumiThera, Inc.	Poulsbo, WA	100%
MDBackline, Inc.	Fort Worth, TX	100%
PowerVision, Inc.	Fort Worth, TX	100%
TrueVision Systems, Inc.	Fort Worth, TX	100%
Uruguay
Alcon Laboratorios Uruguay S.A.	Montevideo	100%
There was an investment in one associated company as of December 31, 2025. Refer to Note 24 for additional information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Alcon Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Alcon Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Annual Impairment Assessments for Goodwill for a Certain Cash Generating Unit and Alcon Brand Name
As described in Notes 2 and 9 to the consolidated financial statements, as of December 31, 2025, the Company had $9.3 billion of goodwill, of which a significant portion relates to a certain cash generating unit (CGU), as well as a $3.0 billion indefinite life intangible asset related to the Alcon brand name. An impairment assessment on goodwill and indefinite life intangible assets, which is performed over the groupings of CGUs containing goodwill or the Alcon brand name, is performed at least annually. A CGU to which goodwill has been allocated is considered impaired when its carrying amount, including the goodwill, exceeds its recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. An intangible asset other than goodwill is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessment. In most cases, no direct or indirect observable market prices for identical or similar assets are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is based on net present value techniques utilizing post-tax cash flows and discount rates. The estimates of fair value less costs of disposal involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, terminal growth rate, discount rate, and, additionally for the Alcon brand name, royalty rate.
The principal considerations for our determination that performing procedures relating to the annual impairment assessments for goodwill for a certain CGU and the Alcon brand name is a critical audit matter are (i) the significant judgment by management when developing the fair value less costs of disposal estimates for a certain CGU and the Alcon brand name; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to (a) long-term sales forecasts and discount rate for a certain CGU and (b) long-term sales forecasts, discount rate, and royalty rate for the Alcon brand name; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and the Alcon brand name impairment assessments, including controls over the valuation of a certain CGU and the Alcon brand name. These procedures also included, among others (i) testing management’s process for developing the fair value less costs of disposal estimates for a certain CGU and the Alcon brand name; (ii) evaluating the appropriateness of the valuation method used by management; (iii) testing the completeness and accuracy of the underlying data used in the valuation method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to (a) long-term sales forecasts and discount rate for a certain CGU and (b) long-term sales forecasts, discount rate, and royalty rate for the Alcon brand name. Evaluating management’s assumptions related to long-term sales forecasts for a certain CGU and the Alcon brand name involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of management's valuation method and (ii) the reasonableness of the (a) discount rate assumption for a certain CGU and (b) discount rate and royalty rate assumptions for the Alcon brand name.

Annual Impairment Assessment for a Certain Acquired In-Process Research and Development Intangible Asset
As described in Notes 2 and 9 to the consolidated financial statements, as of December 31, 2025, the Company had $1.4 billion of acquired in-process research and development (IPR&D) net intangible assets, of which a portion relates to a certain acquired IPR&D intangible asset. IPR&D is not amortized, but evaluated for potential impairment on an annual basis or when facts and circumstances warrant. IPR&D is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, management applies the fair value less costs of disposal method for its impairment assessments. Under this approach, fair value less costs of disposal is estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates of fair value less costs of disposal involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, discount rate, and the timing and probability of regulatory and commercial success, which includes the evaluation of clinical trial outcomes.
The principal considerations for our determination that performing procedures relating to the annual impairment assessment for a certain acquired IPR&D intangible asset is a critical audit matter are (i) the significant judgment by management when developing the fair value less costs of disposal estimate for a certain acquired IPR&D intangible asset; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to long-term sales forecasts, discount rate, and probability of regulatory and commercial success; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s acquired IPR&D intangible asset impairment assessments, including controls over the valuation of a certain acquired IPR&D intangible asset. These procedures also included, among others (i) testing management’s process for developing the fair value less costs of disposal estimate for a certain acquired IPR&D intangible asset; (ii) evaluating the appropriateness of the valuation method used by management; (iii) testing the completeness and accuracy of the underlying data used in the valuation method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to long-term sales forecasts, discount rate, and probability of regulatory and commercial success. Evaluating management’s assumptions related to long-term sales forecasts and probability of regulatory and commercial success involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of management's valuation method and (ii) the reasonableness of the discount rate assumption.
Acquisition of a Majority Interest in Aurion Biotech, Inc. – Valuation of Acquired In-Process Research and Development Intangible Asset
As described in Notes 2, 3, and 21 to the consolidated financial statements, on March 24, 2025, the Company completed the acquisition of approximately 58.7% of the outstanding equity of Aurion Biotech, Inc. (Aurion). The total acquisition date fair value of consideration was $856 million. Of the identifiable intangible assets acquired, $820 million of acquired in-process research and development (IPR&D) was recorded. Management primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in estimating the fair value of identifiable assets acquired when allocating the purchase consideration paid for the acquisition. The estimates of the fair values involve significant judgment by management and include assumptions with measurement uncertainty, such as the amount and timing of projected cash flows, long-term sales forecasts, timing and probability of regulatory and commercial success, and discount rate.
The principal considerations for our determination that performing procedures relating to the valuation of the acquired IPR&D intangible asset acquired in the acquisition of a majority interest in Aurion is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the acquired IPR&D intangible asset; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to long-term sales forecasts, probability of regulatory and commercial success, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the acquired IPR&D intangible asset. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the acquired IPR&D intangible asset; (iii) evaluating the appropriateness of the valuation method used by management; (iv) testing the completeness and accuracy of the underlying data used in the valuation method; and (v) evaluating the reasonableness of the significant assumptions used by management related to long-term sales forecasts, probability of regulatory and commercial success, and discount rate. Evaluating management’s assumptions related to long-term sales forecasts and probability of regulatory and commercial success involved considering (i) the current and past performance of the Aurion business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of management's valuation method and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas
February 24, 2026

We have served as the Company’s auditor since 2019.